Form 20-F
period 2001-03-31
WIPRO LTD
filed 2001-06-20
CIK 1123799

================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended March 31, 2001

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ___________________ to ___________________
                        COMMISSION FILE NUMBER: 001-16139
                                  WIPRO LIMITED
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)
                               ------------------

                                KARNATAKA, INDIA
                 (Jurisdiction of incorporation or organization)
                               ------------------

                                  DODDAKANNELLI
                                  SARJAPUR ROAD
                       BANGALORE, KARNATAKA 560035, INDIA
                                 +91-80-844-0011
                    (Address of principal executive offices)
                               ------------------


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of Each Class            Name of Each Exchange on Which Registered
            None                              New York Stock Exchange
     -------------------            -----------------------------------------

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           AMERICAN DEPOSITARY SHARES,
        EACH REPRESENTED BY ONE EQUITY SHARE, PAR VALUE RS. 2 PER SHARE.
--------------------------------------------------------------------------------
                                (Title of Class)


        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (Title of Class)

        Indicate the number of each of the issuer's classes of capital or common stock as of the class of the period covered by the annual report.
232,433,019 EQUITY SHARES
-------------------------

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


        Yes [ ]     No [X]

        Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17 [X]       Item 18 [ ]

================================================================================

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this Annual Report on Form 20-F, references to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of Wipro Limited in the United States and India. All other trademarks or tradenames used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 30, 2001, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 46.85 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING AND CAUTIONARY STATEMENT

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

        This information is set forth under the caption "Summary of Selected Consolidated Financial Data" on page 123 of our Annual Report for the fiscal year ended March 31, 2001, and is incorporated herein by reference.

EXCHANGE RATES

        Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Morgan Guaranty Trust Company of New York, or Depositary, of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

        The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled "Average" in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

FISCAL YEAR ENDED MARCH 31,      PERIOD END   AVERAGE     HIGH        LOW
---------------------------      ----------  --------   --------   --------
1996 (From January 1, 1996) ..    Rs.34.35   Rs.35.22   Rs.36.46   Rs.34.35
1997 .........................       35.88      35.70      35.95      35.00
1998 .........................       39.53      37.37      39.53      35.72
1999 .........................       42.50      42.27      42.83      39.74
2000 .........................       43.65      43.46      43.75      42.84
2001 .........................       46.85      45.88      46.90      43.70

        The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

MONTH                                HIGH       LOW
------                            --------   --------
October 2000................      Rs.46.90   Rs.46.10
November 2000...............         46.95      46.64
December 2000...............         46.89      46.73
January 2001................         47.47      46.39
February 2001...............         46.68      46.41
March 2001..................         46.85      46.53

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

RISK FACTORS

        This information is available in the section titled "Risk Factors" on pages 134 through 138 in our Annual Report for the fiscal year ended March 31, 2001, and such information is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Wipro Limited was incorporated in 1945 as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superceded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956, or the Companies Act. We are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-844-0011. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.

        Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of IT services, IT products and Consumer Care & Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2001, 95% of our operating income was generated from our IT business segments. For the same period, Global IT Services represented 84% of our operating income and Indian IT Services and Products represented 11% of our operating income.

        In October 2000, we raised gross aggregate proceeds of approximately $131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange.

        We incurred capital expenditure of Rs. 1,721 million, Rs. 1,318 million and Rs. 2,815 million ($ 60.09 million) during the fiscal years ended March 31, 1999, 2000 and 2001, respectively. These capital expenditures were primarily incurred on new software development facilities for our Global IT services business segment. We also incurred Rs. 570 million ($12.17 million) on the expansion of our corporate facilities in Bangalore over the course of the fiscal years ended March 31, 2000 and 2001.

BUSINESS OVERVIEW

        We provide research and development services and software solutions to leading companies worldwide. Wipro Limited is a leading India based provider of IT services globally. We leverage offshore development facilities located in India to offer these services. In India, we are a leader in providing IT solutions and services. We also have a profitable presence in niche Indian market segments of consumer products and lighting.

        We have three primary business segments:

        o Global IT Services. We provide research and development services for hardware and software design to technology and telecommunications companies and software application development services to corporate enterprises. Global IT Services is our fastest growing business segment and accounted for 57% of our revenue and 84% of our operating income for the year ended March 31, 2001.

        o Indian IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and electronic commerce requirements of Indian companies. This business segment accounted for 28% of our revenue and 11% of our operating income for the year ended March 31, 2001.

        o Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. This business segment accounted for 10% of our revenue and 5% of our operating income for the year ended March 31, 2001.

INDUSTRY OVERVIEW

        IT Services

        The role of IT in transforming businesses and economies worldwide has become widely recognized. The recent shift in the role of IT from merely supporting businesses to transforming businesses, driving productivity gains and creating new business models has increased the importance of IT to the success of companies world-wide. This has resulted in an increased focus for companies on areas such as:

        o Reducing the time it takes to introduce new software applications, commonly known as time-to-application advantage; and

        o Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage.

        As a result, corporate budgets for IT services and research and development budgets of technology companies have grown significantly. International Data Corporation, or IDC, estimates that the global IT services market will grow from approximately $349 billion in 1999 to $585 billion by 2004, reflecting a compound annual growth rate of 11%. The market for research and development services is comparable in size. The United States National Science Foundation estimated that research and development expenditure in the United States, the largest market, was $264 billion for 2000. The fastest growing segments in research and development spending are the computer networking and communication industries, which are the markets we primarily focus on.

        Along with the increase in IT services and research and development spending, companies are increasingly using external professional services as an effective tool to meet their IT requirements. The trend towards outsourcing is driven by a growing shortage of IT professionals in developed economies and the threat of economic slowdown forcing cost-optimization strategies. By deploying high-speed communications equipment, companies can access skilled IT services from remote locations to meet their complex IT requirements in a cost-effective manner.

        The India Advantage. According to a survey of U.S. software service vendors conducted by the World Bank, India is one of the leading offshore destinations for companies seeking to outsource software development of IT projects. A McKinsey study conducted in 1999 for the Indian National Association of Software and Service Companies, or NASSCOM, estimates that India's export revenue from IT services will grow from approximately $3.9 billion in the fiscal year ended March 31, 2000 to $30 billion by March 31, 2008. NASSCOM estimates that for the fiscal year ended March 31, 2001, more than 40% of Fortune 500 Companies used services offered by Indian IT service providers.

        There are several key factors contributing to this rapid growth of India-based IT services:

        o India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. The NASSCOM survey of international quality standards of the top 400 Indian software companies showed that 196 had already been ISO 9000 or SEI-CMM Level 3 certified, with an additional 180 anticipated to acquire such certifications by 2002.

        o India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM, the number of software professionals employed by the Indian software industry was approximately 410,000 as of December 31, 2000, making it the second largest employer in the IT services industry after the United States. In addition, India has more tan 1,800 engineering colleges and technical institutes that train approximately 68,000 graduates annually in IT. According to a McKinsey study conducted for NASSCOM, the average annual wage for software professionals in India is approximately 20% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies into the foreseeable future.

        o With the time differential between India and its largest market, the United State, Indian companies are able to provide a combination of onsite and offshore services on a 24 hour basis on specific projects.

        In line with global trends, Indian companies are also increasingly becoming aware of the potential of IT systems as they have begun to realize the benefits of technology enhancements in their businesses. The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. IDC estimates that the Indian IT market will grow to over $12.2 billion by 2004, reflecting a compound annual growth rate of approximately 31.3% from 1998, when $2.4 billion was spent. The IT services market in India is expected to grow in line with the rest of the industry to approximately $2.8 billion in 2004 from $630 million in 1998, representing a compound annual growth rate of over 26.4%.

        Consumer Care & Lighting

        The consumer care market that we address includes soaps, toiletries and infant care products. The aggregate consumption in these markets for the year ended December 31, 2000 was approximately Rs. 46,330 million. The growth of these markets has been relatively stable, with a growth rate of 5.8% in 2000. The lighting industry in India is divided into incandescent lighting and fluorescent tube lighting. The aggregate consumption in these markets as of December 31, 2000, was approximately Rs. 17,500 million.

COMPETITIVE STRENGTHS

        We believe that the following are our principal competitive strengths:

        BROAD RANGE OF RESEARCH AND DEVELOPMENT SERVICES

        Our strengths in research and development services position us ideally to take advantage of the rapid development and enhancement of new technologies. We are one of few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software including software used in mobile phones, home/office appliances and automobiles.

        COMPREHENSIVE RANGE OF IT SERVICES

        We provide our customers comprehensive and integrated software solutions, and are able to take full responsibility for project execution. We have over 10 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services both at the client's site and through our 28 offshore development centers in India. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services for electronic commerce, or e-commerce, data warehousing and the implementation of enterprise application software such as resource planning or ERP, supply chain management or SCM and customer relationship management or CRM.

        WORLD-CLASS QUALITY AS MEASURED BY SEI-CMM AND SIX SIGMA INITIATIVES

        One of the most critical factors in our success has been our commitment to pursue the highest quality standards in all aspects of our business. We were assessed at SEI-CMM Level 5, the highest level of quality certification, in January 1999, making us the first IT services provider in the world to achieve this standard. SEI-CMM is widely accepted in the software industry as a standard to measure the maturity and effectiveness of software processes. Our SEI-CMM Level 5 rating is supported by our Six Sigma initiative, which is an internationally recognized program focusing on defect reduction and cycle time reduction. Our Six Sigma program was launched in 1998. We have recently achieved the Four Sigma level and believe that we will achieve the Six Sigma level in all of our key processes by 2002. Six Sigma represents a quality standard of less than 3.4 defects per million opportunities in which a defect may arise.

        OFFSHORE DEVELOPMENT MODEL

        One of our strengths is our ability to leverage our offshore development centers, or ODCs. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to international clients. The ODC model has many features that are attractive to our clients, including:

        o a 24-hour work schedule that takes advantage of time zone differences;

        o increased access to our large pool of highly skilled IT professionals located in India;

        o  the ability to quickly increase the scale of development operations;
           and

        o physical and operational separation from all other client projects, providing enhanced security for a client's intellectual property.

        ESTABLISHED TRACK RECORD WITH PREMIER INTERNATIONAL CUSTOMER BASE

        Our customers include some of the world's leading companies. Our top ten customers in terms of revenue for the fiscal year ended March 31, 2001, have maintained a working relationship with us for an average of 5.5 years. We had 15 clients that represented at least $5.0 million in IT services revenues in the fiscal year ended March 31, 2001. We believe that having an established base of high quality, high-technology clients provides us with the following competitive advantages:

        o The type of clients we target are likely to maintain or increase their IT outsourcing budgets;

        o Most of our large clients have invested significantly in our offshore development centers and are therefore likely to provide a high level of repeat business; and,

        o Our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.

        ABILITY TO ACCESS, ATTRACT AND RETAIN SKILLED IT PROFESSIONALS

        We continue to develop new methods of accessing and attracting skilled IT professionals. Recently, we partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. Currently, we have over 9,000 IT professionals in our Global IT Services business segment and we expect to grow this number in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984, an employee stock option plan since October 1999 and a productivity bonus plan since October 1999.

        BROAD DISTRIBUTION NETWORK AND STRONG SALES FORCE IN INDIA

        We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and our 187 exclusive channel partners in over 100 locations focus on medium and small enterprises. For our consumer care and lighting products, we have access to one million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

        STRONG BRAND RECOGNITION IN THE INDIAN MARKET

        We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 55 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

OUR STRATEGY

        Our objective is to be a world leader in providing comprehensive IT services. The markets we address are undergoing rapid change due to the pace of technology development and change in business models. We believe that these trends provide us with significant growth opportunities. The key elements of our strategy include:

        SIGNIFICANTLY GROW OUR GLOBAL IT SERVICES BUSINESS

        We expect to significantly grow our Global IT Services business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following:

        o Identify and develop service offerings in emerging growth areas as separate business opportunities, such as infrastructure support services; business intelligence services; and telecommunication, Internet and application service providers;

        o Aggressively grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software; and

        o Leveraging our experience in providing IT services in the Indian market and our access to existing clients outside India to provide global support services.

        INCREASE THE NUMBER AND PENETRATION OF GLOBAL IT SERVICES CLIENTS

        We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $1 million in annual revenues within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements.

        INCREASE OUR GLOBAL IT SERVICES OPERATING MARGINS

        We intend to focus on increasing our operating margins by:

        o increasing the revenue per IT professional by providing higher value added services;

        o  increasing the number of productized services;

        o  increasing the proportion of our fixed price contracts; and

        o increasing the proportion of our client work conducted offshore, which typically has higher operating margins.

        FOCUS ON SERVICES-LED GROWTH IN THE IT MARKET IN INDIA

        We plan to grow in the IT market in India by focusing on the services we offer our clients. We believe that by offering clients a full service technology solution, including systems integration, support services, software and networking solutions along with branded hardware products, we can enhance our profitability significantly.

        AGGRESSIVELY BUILD AWARENESS OF THE WIPRO BRAND NAME

        We plan to continue aggressively building awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro's position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted to specific groups.

        PURSUE SELECTIVE ACQUISITIONS OF IT SERVICES COMPANIES

        We plan to pursue selective acquisitions of IT service companies that would allow us to expand our service offerings and acquire additional skills that are valued by our clients. We believe that this will strengthen our relationships with clients and allow us to realize higher revenues from them. In pursuing acquisitions, we will focus on companies where a significant portion of their work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins. Although we have not currently identified any companies we would like to acquire, we continue to seek to identify and acquire companies that will complement our existing businesses and build our brand. This strategy includes exploring potential strategic partnerships and relationships.

        SUSTAIN GROWTH IN OPERATING INCOME AND CASH FLOW OF OUR TRADITIONAL BUSINESSES

        We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash for us to be able to grow our other businesses. Our strategy is to maintain a steady growth in operating income for these businesses through efficient capital utilization, strong brand name recognition and expanding our nationwide distribution network.

GLOBAL IT SERVICES

        Our Global IT Services business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide clients customized IT solutions to their business needs to improve their competitiveness. Our IT services are focused on the following areas:

        o  Research and development services;

        o  Enterprise solutions; and

        o  Technology infrastructure support services.

        In our IT service offerings, we typically assume primary project management responsibility. We offer these services worldwide through a team of over 9,000 IT professionals and 28 offshore development centers.

        RESEARCH AND DEVELOPMENT SERVICES

        We provide product development services for both hardware and software systems that are implemented in computers and communications equipment. We acquired these skill sets from earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported. We have leveraged our research and development skills to become an outsourcing resource for companies that seek highly skilled product development services for some of their core technologies. We typically target these services to the Chief Technology Officer of technology product companies to provide them with a product development time-to-market advantage. Our services include:

        Hardware design and development. We design and develop various types of integrated electronic circuits, or ICs, including application specific integrated circuits, or ASICs and field programmable gate arrays, or FPGAs. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products. We are able to assume complete responsibility for all phases of the development, beginning with the requirements analysis to the transfer of technology and information to the client.

        Software system design and development. We develop software applications, including computer operating system software applications commonly known as middleware, electronics communication protocols and software that helps computers manage networks and control peripheral devices such as printers and monitors. We focus on embedded software technologies that involve the design and development of software solutions that are embedded in the hardware of a particular device.

        Our research and development services division accounted for 40%, 46% and 50% of Global IT Services revenue for the fiscal years ended March 31, 1999, March 31, 2000 and March 31, 2001.

        We have approximately 5,000 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

        Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. Two examples of projects we have completed for our clients are provided below:

        o Wireless communications software. The client is a leading wireless equipment vendor that sought our services to introduce features of a new communications software technology known as General Packet Radio Service, or GPRS, in its products. The GPRS software technology enables faster wireless data communications and increases network capacity. We provided services ranging from the configuration of ICs to the implementation of software to allow ICs to communicate using the GPRS technology.

        o Data communications. The client is one of the largest communications equipment manufacturers in the world and sought our services to design and develop software modules for them that assist in the measurement of the performance of a switch used in data communications. The project involved designing and implementing software modules in the switch that were compatible with a particular communication protocol known as SONET.

        Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process controlled equipment. A representative client project is provided below:

        o Wireless communications hardware. The client is a Japanese consumer electronics company that sought our services to develop a communication link between a wireless communication device based on an operating system called Bluetooth and other third party wireless devices that are Bluetooth compatible. We designed and simulated a system on an IC to manage the communication interface between the two wireless communication devices.

        Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers. A representative client project provided below:

        o Software and hardware integration. For a U.K. based company, we linked several schools by developing and implementing an intranet solution, which included the design and integration of software applications and networking equipment.

        ENTERPRISE SOLUTIONS

        We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 companies to meet their business requirements. We typically target these services to the Chief Information Officer of a company to provide he or she with a time-to-application advantage. Our enterprise solutions division accounted for 59%, 50% and 45% of our Global IT Services revenues for the fiscal years ended March 31, 1999, March 31, 2000 and March 31, 2001.

        Our services include:

        E-commerce services. We offer solutions to help create the infrastructure and build and deliver applications for companies seeking to implement their e-commerce strategies. We offer our e-commerce services through our branded service, Net.profit, which enables our customers to rapidly deploy software applications so they can take advantage of new business opportunities and enhance profitability. Our e-commerce services include:

        o IT Architecting and Design. We help our clients analyze and choose hardware, software and tools needed to deliver a system that meets their business objectives. For example, we designed an Internet based ordering system for a travel instruments company in the United Kingdom and developed an implementation plan with resources required, schedules and deliverables.

        o Application Development. We work with our clients to develop applications around their existing or chosen architectures to meet their business requirements. For example, we developed an Internet based mutual fund and stock trading system for a finance organization based in Japan.

        o Legacy Web Integration. We help organizations with large existing investments in legacy systems to Internet enable a number of front end applications such as customer queries. For example, we designed and developed an Internet gateway for an existing sports complex reservation system to provide access to the system through any Internet browser.

        o Web Security. We have developed a reliable and highly scalable security model, which we have branded WebSecure, which helps our clients integrate Internet security technologies with their business model. We have implemented Internet security architecture for a leading financial services firm in the United States to address its application security requirements.

        E-commerce projects are often characterized by changing requirements, very short development and deployment time frames and emerging technologies. To address these characteristics we have developed a solution methodology called Re-engineer Application Process through Incremental & Iterative Development, or RAPIID. We adopt an incremental and iterative process in our projects and take advantage of a library of reusable components developed at our development centers to reduce the development time for a project. We have over 750 e-commerce IT professionals, most of whom have industry expertise in financial services, retail, healthcare or utilities.

        Custom applications. We help our clients align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality. We offer outsourcing services in the areas of software development, re-engineering and maintenance.

        o Development. We offer our development services over a broad spectrum of technology areas that include client/server applications, object oriented software, Internet/intranet applications and mainframe applications. For example, for the video services business of leading U.S. satellite communications company, we developed a satellite transponder availability and reservation system aimed at monitoring and maximizing satellite usage on a 24 hours a day, seven days a week basis.

        o Re-engineering. We study a client's business processes and existing systems and convert or redevelop them to meet their requirements. For example, for a leading U.S. mutual fund company, we provided 47 services for migration of their shareholder transfer agency system to a database operating system that enables continuous system operation and improved system availability.

        o Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example, for a leading diagnostic imaging company, we have been maintaining over 90 applications in the areas of sales and marketing, order processing, manufacturing, customer service and finance for over four years.

        Enterprise application integration services. We implement packaged enterprise applications which integrate information in an organization with key business processes to improve the efficiency and effectiveness of our clients. Through strategic alliances with some of the leading solutions vendors, we assist our clients in implementing services in the areas of enterprise resource planning, supply chain management and customer relationship management.

        Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision making processes. For example, we designed and implemented a data warehouse for a leading healthcare organization in the United States that managed claims, pharmacies, customers and healthcare providers. In offering this service, we use an iterative process methodology to deliver financial applications with feature enhancements delivered as they are completed. This allows us to deliver quick results and reduce the risk of failure.

        We focus our services on clients in selected industries to leverage our expertise and create greater efficiencies and faster delivery times. We primarily offer our services across the retail and utilities, financial services, and manufacturing, industries.

        TECHNOLOGY INFRASTRUCTURE SUPPORT SERVICES

        Our offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide Global IT Services clients with high quality, 24 hour, seven day a week support services by leveraging our expertise in managing IT infrastructure for our clients in India. We formed this division at the end of 1998 and it accounted for 5% of Global IT Services revenues for the year ended March 31, 2001. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.

        A few representative examples are provided below:

        o Sun Microsystems. Our research and development services for Sun Microsystems allowed us to obtain a contract to provide help desk support services for their Solaris operating system software.

        o Computer Associates. We implement Computer Associates' Unicenter network management software application package in several countries as authorized service partners of Computer Associates Worldwide, and implementation of this network management system greatly reduces the number of people required to manage the network.

        OUR DELIVERY MODEL

        In our IT service offerings, we typically assume primary project management responsibility for all stages of implementation of the project. Typically, a project team consists of a small number of IT professionals based at the client's location who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client's site and ensure its continued operation. The large proportion of the development work on the project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time and seamlessly across multiple locations with a high level of quality.

        The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client's working environment with a dedicated facility and dedicated hardware and software infrastructure that replicate the client's facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client's onsite facilities and a secure working environment. We currently operate 28 offshore development centers. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from five to eleven years. No significant client with an ODC has ever terminated our services. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream. In addition, the ODC model has many features that are attractive to our clients, including:

        o A time difference between the client site and the ODC which allows a 24-hour work schedule for specific projects;

        o  The ability to increase the scale of development operations quickly;

        o Increased access to our large pool of high-quality, skilled IT professionals located in India; and

        o Physical and operational separation from all other client projects, providing enhanced security for a client's intellectual property.

        CLIENTS

        We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase services across several of our business segments. We seek to expand the level of business with our existing clients by increasing the type and range of services we provide to them. The table below illustrates the size of our client project work as measured by revenues.


                                 NUMBER OF CLIENTS IN
                       ---------------------------------------
                       YEAR ENDED    YEAR ENDED     YEAR ENDED
                        MARCH 31,      MARCH 31,     MARCH 31,
PER CLIENT REVENUE($)     1999          2000           2001
---------------------  ----------    -----------    ----------
1-3 million ............  11               23               36
3-5 million ............   9                5               14
 >5 million ............   6               11               15
                          --               --               --
   Total ...............  26               39               65
                          ==               ==               ==

        For the fiscal years ended March 31, 2000 and 2001 Global IT Services' largest client accounted for 15% and 8% of Global IT Services revenues, and 7% and 5% of total revenues. For the same periods, Global IT Services' five largest clients accounted for 39% and 30% of Global IT Services revenues, and 18% and 17% of total revenues.

        SALES AND MARKETING

        Our headquarters is located at Bangalore, India. We sell and market our Global IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:

        o  by the vertical market segment in which the client's business is;

        o  a client is new or existing; and

        o  by the geographic region in which the client is located.

        We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel, with the appropriate software professionals and technical managers work together in analyzing potential projects and selling our expertise to potential clients.

        Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services also gets support from our corporate-wide marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 28 to 48 personnel from March 31, 2000 to March 31, 2001. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

        COMPETITION

        The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big five accounting firms, global IT services companies, such as IBM Global Services, Accenture, EDS, Sapient, and India based IT services companies such as Tata Consultancy Services, Infosys, and Satyam.

        These competitors are located internationally as well as in India. We expect that further competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

        o the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

        o  the price at which our competitors offer their services; and

        o  the extent to which our competitors can respond to a client's needs.

        We believe we compete favorably with respect to each of these factors and believe our success has been driven by quality leadership, our ability to create client loyalty and our expertise in targeted select markets.

INDIAN IT SERVICES AND PRODUCTS

        Our Indian IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian market and provides clients with complete technology solutions. Our suite of technology services and products consists of the following:

        o  Enterprise products;

        o  Technology integration and management services; and

        o  Software solutions.

        Additionally, we provide our domestic customers with access to our full range of global IT services, including enterprise solutions and research and development services.

        SERVICES AND PRODUCTS

        Enterprise Products. We are one of the largest system integrators in India. This business offering assists clients with integration solutions, including platform, network, security and service provider systems integration. We manufacture our own brand of personal desktop computers and also offer a portfolio of international brands, to meet our clients' requirements.

        Technology Integration and Management Services. We enable our customers to leverage our IT skills and expertise to maximize the return on their technology investments. We have over 19 years of experience and currently support over 130,000 systems with over 25,000 clients with approximately 1,000 IT professionals. Our offerings include:

        o Systems and network integration. Includes integration of computing platforms, networks, security and service provider systems. These services are typically bundled with sales of our computer products.

        o Availability services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

        o Managed IT services. Management and operation of IT infrastructure such as data centers on a day- to-day basis.

        o Professional services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.

        We supplement our in-house resources with approximately 100 exclusive franchisees which we train and support for them to provide both Availability and Managed IT services. This allows us to grow our business substantially without proportionate increases in our personnel.

        Software Solutions. We provide software solutions to enable clients to effectively utilize IT systems to run their business more efficiently. Our solutions include e-services, e-security solutions, and enterprise application services. These services leverage our expertise developed by our enterprise solutions division of our global business segment.

        CLIENTS

        We provide products and services to clients in a variety of areas such as manufacturing, IT services, banking, public sector undertakings, as well as to the major stock exchanges of India. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2001, we had over 187 channel partners in over 100 cities in India. We have a diverse range of clients, none of whom account for more than 5% of our Indian IT Services and Products business segment revenues.

        SALES AND MARKETING

        We sell and market our products and services to major corporate clients through our direct sales force and to smaller corporate clients and retail clients through an extensive network of exclusive channel partners. Sales teams are organized according to industry sectors such as communications, finance, insurance and software. Compensation to our sales teams is comprised of salary and additional compensation linked to the profit margins and collections that a particular sales team produces. Sales efforts are further supplemented through a corporate-wide web-based ordering system and a marketing team that assists in brand building and other corporate level marketing efforts. As of March 31, 2001, we had 211 employees in our sales and marketing staff.

        COMPETITION

        The market for our products and services is highly competitive and rapidly changing. Our competitors include multinational corporations such as Compaq, IBM and Hewlett-Packard and Indian companies such as HCL Infosystems Ltd., and Zenith IT Group. Currently, our major competitors in the Indian services market include HCL Infosystems and IBM Global Services.

CONSUMER CARE AND LIGHTING

        Our consumer care and lighting business segment focuses on niche profitable market segments and has historically generated cash to support the growth of our other business segments. We began with the hydrogenated oil business, and expanded into the soaps market. We have continued to expand our business, and currently offer a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, light bulbs and fluorescent tubes, and lighting accessories.

        PRODUCTS

        Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include the Santoor and Wipro Active lines of soaps and talcum powders and the Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil and feeding bottles.

        Lighting. Our product line includes incandescent light bulbs, florescent tubes and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, software development centers and other industries.

        Hydrogenated cooking oils. Our product line consists of hydrogenated cooking oils, a cooking medium used in homes, and bulk consumption points like bakeries and restaurants. We sell this product under our brand name Wipro Sunflower, which was launched in the 1950s and has been a leading brand in western and southern India.

        SALES AND MARKETING

        We sell and market our consumer care products primarily through our distribution network in India, that has access to one million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 20 sales offices located throughout India. We also have access to over 300,000 retail outlets for our lighting products.

        We leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific regions of India.

        COMPETITION

        Our competitors in consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Lever Limited, for soaps, toiletries and hydrogenated oils and General Electric and Philips for lighting.

        RAW MATERIALS AND MANUFACTURING

        The primary raw materials for many of our soap and hydrogenated oil products are agricultural commodities, such as vegetable oils. We normally purchase these raw materials domestically through various suppliers contracts. Prices of vegetable oils, agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors, which generally also affect our competitors.

        Our lighting products are manufactured from glass and industrialized parts. We purchase these parts from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts. These materials are currently in adequate supply, and we expect them to continue to be in adequate supply.

        We have five manufacturing facilities located in southern and western India.

        GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

        We are subject to several legislative provisions relating to the prevention of food adulteration, weights and measures, drugs and cosmetics, storage of explosives, environmental protection, pollution control, essential commodities and operation of manufacturing facilities. Non-compliance with these provisions may lead to civil and criminal liability. We are and have been in compliance with the applicable provisions.

WIPRO GE MEDICAL SYSTEMS LIMITED

        In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in South Asian markets after sales services for all GE Medical Systems products sold to them. Products offered in this market consists of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. Our main competitors include Siemens and Philips.

WIPRO FLUID POWER

        Our fluid power business started in 1975, as a result of our strategy to enter new emerging markets with profitable business and high margins. We focus on the hydraulics market, especially the mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.

MARKETS AND SALES REVENUE

Our revenues for the last three fiscal years by geographic areas are as follows:



                                                  FISCAL YEAR ENDED MARCH 31,
                                      ----------------------------------------------------
          GEOGRAPHIC AREA               1999          2000           2001          2001
          ---------------             ---------     ---------      ---------  ------------
                                                                              (IN MILLIONS)
       India.....................     Rs.11,352     Rs.12,408      Rs.12,679       $271
       United States.............         4,272         6,522         11,431        244
       Rest of the World.........         2,268         4,061          6,892        147
                                      ---------     ---------      ---------       ----
          Total..................     Rs.17,892     Rs.22,991      Rs.31,002       $662

INTELLECTUAL PROPERTY

        Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. For example, India does not grant patents for software applications or products. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

        As of March 31, 2001, Wipro Limited and its subsidiaries held 142 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Partially as a result of transferring our trademarks to our wholly-owned subsidiary, Wipro Trademarks Holding Limited, we have 966 trademark applications pending in India, and we have four registered trademarks in Japan, one registered trademark in the United States, five community trademarks in the European Union and one trademark application and five service mark applications pending in the United States. It is uncertain whether we will obtain registration for these trademarks and service marks.

        We have patent applications for our hydraulic stack valve that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have three registered copyrights and eight pending copyright registrations in India. We also have eight designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

ORGANIZATIONAL STRUCTURE

        Wipro's subsidiaries and affiliates are provided in the table below.


                                                       COUNTRY OF        PERCENTAGE
                       NAME                          INCORPORATION     HELD BY WIPRO
                       ----                          -------------     -------------
       Wipro Inc. ...............................    United States          100%
       Enthink Inc. *............................    United States          100%
       Wipro Japan KK. ..........................        Japan              100%
       Wipro Prosper Ltd.........................        India              100%
       Wipro Welfare Ltd. .......................        India              100%
       Wipro Trademark Holdings Ltd..............        India              100%
       Wipro Net Ltd. ...........................        India               92%
       NetKracker Ltd. ..........................        India               49%
       Wipro e-Peripherals Ltd. .................        India               38.7%
       Wipro GE Medical Systems Ltd..............        India               49%


       ---------------
       * Wholly owned subsidiary of Wipro Inc.

FACILITIES

        Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have entered into an agreement to purchase approximately 1,300,000 square feet adjoining our corporate offices for future expansion plans. Additionally, our most significant leased and owned properties are listed in the table below.

        We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, and the United Kingdom. In addition, we have eight sales and marketing offices in the United States.

        We operate nine manufacturing sites, aggregating approximately 1,250,000 square feet on approximately 4,000,000 square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long term basis two additional facilities located in Waluj and Gurgaon, India.

        Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

        We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

                                                       BUILDING       LAND(1)
                                                       --------      ---------
                                                       APPROX.        APPROX.
                  LOCATION                             SQ. FT.         SQ FT.        OWNERSHIP
                  --------                             --------      ---------       ---------
 SOFTWARE DEVELOPMENT FACILITIES
    Bangalore (Castle Street), Karnataka.........       14,500              --       Leased
    Bangalore (Electronic City 1), Karnataka.....      225,000         217,800       Long term lease
    Bangalore (ITPL), Karnataka..................      113,000              --       Leased
    Bangalore (Koramangala 2), Karnataka.........       52,500          30,000       Owned
    Bangalore (Kormangala 1), Karnataka..........       48,000              --       Leased
    Bangalore (Lavelle Road), Karnataka..........       24,000              --       Leased
    Bangalore (M.G. Road), Karnataka.............       56,000              --       Leased
    Bangalore (Madivala -- 1), Karnataka.........       48,000              --       Leased
    Bangalore (Madivala -- 2), Karnataka.........       74,800              --       Leased
    Bangalore (Mission Road), Karnataka..........       29,000              --       Leased
    Chennai, (Sholinganalur), Tamil Nadu (2).....      150,000         610,000       Owned
    Chennai, (Guindy), Tamil Nadu................       35,000          16,000       Owned
    Gurgaon, Haryana.............................        6,000          40,000       Long term lease
    Hyderabad, (Madapur), Andhra Pradesh.........      250,000         196,000       Long term lease
    London -- United Kingdom.....................        5,500              --       Leased
    Pune, (Hinjawadi), Maharashtra (2)...........      110,000       1,084,000       Long term lease
    Pune, (Satara Road), Maharashtra.............       22,000              --       Leased
    Secunderabad, (Begumpet), Andhra Pradesh.....       40,000              --       Leased
    Phoenix, Arizona.............................        2,300              --       Leased
                                                     ---------       ---------
      TOTAL......................................    1,305,600       2,193,800

 PROPOSED SOFTWARE DEVELOPMENT FACILITIES
    Bangalore (Electronic City 2), Karnataka.....      430,000         522,000       Owned
    Bangalore (Electronic City 3), Karnataka ....      250,000         370,000       Owned
    Bangalore (Madivala -- 3), Karnataka.........       60,000              --       Leased
    Hyderabad, Andhra Pradesh....................           --       1,300,000       Long term lease
    Kolkata, West Bengal.........................      350,000         522,000       Long term lease
    New Mumbai, (Belapur), Maharashtra...........      156,000              --       Long term lease
    New Mumbai, (Vashi), Maharashtra.............           --         166,000       Long term lease
                                                     ---------     -----------
      TOTAL......................................    1,246,000       2,880,000

 FACTORIES
    Amalner, Maharashtra.........................      727,000       1,108,000       Owned
    Bangalore, Karnataka.........................       63,000         397,000       Owned
    Chennai, Tamil Nadu..........................       90,083         170,320       Owned
    Gurgaon, Haryana.............................        3,000           8,000       Long term lease
    Hindupur, Andhra Pradesh.....................       31,000         114,000       Owned
    Mysore, Karnataka............................       60,000         327,000       Owned
 FACTORIES
    Thirubhuvanai, Pondicherry...................       20,000         400,000       Owned
    Tumkur, Karnataka............................      139,000         736,000       Owned
    Waluj, Maharashtra...........................      124,000         767,000       Long term lease
                                                     ---------       ---------
      TOTAL......................................    1,257,000       4,027,000

----------------------
(1) Includes land owned or held pursuant to a long term lease.
(2) Facilities partially completed.

MATERIAL PLANS TO CONSTRUCT, EXPAND AND IMPROVE FACILITIES

        As of March 31, 2001, we have capital commitments of Rs. 400 million ($8.54 million) related to the construction or expansion of software development facilities. Additional expansion plans are currently intended to be funded by internal accruals.

LEGAL PROCEEDINGS

        Wipro Limited, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 124 through 133 in our Annual Report for the fiscal year ended March 31, 2001, and is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 124 through 133 in our Annual Report for the fiscal year ended March 31, 2001, and is incorporated herein by reference.

TREND INFORMATION

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 124 through 133 in our Annual Report for the fiscal year ended March 31, 2001 and is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        Our directors and executive officers, their respective ages and positions as of March 31, 2001 are as follows:

                 NAME                     AGE                         POSITION
                 ----                     ---                         --------
Azim H. Premji......................       55    Chairman of the Board and Managing Director
Dr. Ashok Ganguly...................       65    Director
Dr. Nachiket Mor....................       37    Director
P. S. Pai...........................       58    Vice Chairman of the Board and Executive Officer
B. C. Prabhakar.....................       58    Director
Dr. Jagdish Sheth...................       62    Director
Vivek Paul..........................       42    Vice Chairman of the Board and Executive Officer
Narayan Vaghul......................       64    Director
Hamir K. Vissanji...................       74    Director
Dileep Ranjekar.....................       50    Executive Vice President, Human Resources
Suresh C. Senapaty..................       44    Executive Vice President, Finance
Suresh Vaswani......................       41    President, Wipro Infotech
M.S. Rao............................       58    President, Wipro Fluid Power
Vineet Agrawal......................       39    Vice President, Mission Quality, Innovation, Brand
                                                 and Corporate Communication


        Azim H. Premji has been our Chairman of the Board and Managing Director since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University.

        Dr. Ashok Ganguly has served as our director since January 1999. He has also been Chairman of ICI India Limited since August 1996. From June 1980 to May 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997, he served as director of Unilever N. V. & Plc. Currently, he is also a director of ICICI Limited, the Central Board of Directors of the Reserve Bank of India, Mahindra and Mahindra Ltd, Technology Network (India) Pvt. Ltd. and British Airways Plc., where he also is a member of the Compensation Committee. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University, and an M.S. and Ph.D. in Food Sciences from the University of Illinois.

        Dr. Nachiket Mor has served as our director since November 1996. He has also worked with ICICI Limited since 1987, where he is currently Senior General Manager. He has also been a director of ICICI Capital Services Limited, ICICI Infotech Services Limited, and ICICI E-Payments Limited. As of April 1, 2001, Dr. Mor also became a director of ICICI Bank Limited. Dr. Mor holds a B.Sc. in Physics from Bombay University, a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad, and a Ph.D. in Economics from the University of Pennsylvania.

        P.S. Pai has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Consumer Care and Lighting since January 1999 and served as Group President from July 1996 to December 1998. Mr. Pai holds a B. Engineering from Mysore University and Post Graduate Diploma in Industrial Engineering from IIT, Madras.

        B.C. Prabhakar has served as our director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

        Dr. Jagdish Sheth has served as our director since January 1999. He has been a professor at Emory University since July 1991. He has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr. Sheth holds a B. Commerce from Madras University, an M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

        Vivek Paul has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a B. Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

        Narayan Vaghul has served as our director since June 1997. He has been Chairman of the Board of ICICI Limited since September 1985. Mr. Vaghul is also a director of Mahindra and Mahindra Ltd., Nicholas Piramal India, Ltd., Technology Network (India) Pvt. Ltd. and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Commerce in Banking from Madras University.

        Hamir K. Vissanji has served as our director since September 1956. He has been Chief Executive Officer of BMD Chemicals. Pvt Ltd. since January 1995. Mr. Vissanji holds an M. Commerce from Bombay University.

        Dileep K. Ranjekar has served as our Corporate Executive Vice President, Human Resources, since February 1995, and has served with us in other positions since May 1976. Mr. Ranjekar holds a B.Sc. and a Post Graduate Diploma in Marketing from Pune University, and an M.A. in Personnel Management and Industrial Relations from the Tata Institute of Social Services.

        Suresh C. Senapaty has served as our Corporate Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Commerce from Utkal University, and is a Fellow Member of the Institute of Chartered Accountants of India.

        Vineet Agrawal has served as Corporate Vice President, Mission Quality, Innovation, Brand and Corporate Communication since September 2000 and served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech from IIT, New Delhi and an M.B.A. from Bajaj Institute of Management Studies, Mumbai.

        M. S. Rao has served as President, Wipro Fluid Power since September 1992 and served with us in other positions since October 1973. Mr. Rao holds a
B. Engineering and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

        Suresh Vaswani has served as President of Wipro Infotech since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a B.Tech from IIT, Karagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

COMPENSATION

        DIRECTOR COMPENSATION

        Each of our non-employee directors receive an attendance fee of $43 (Rs. 2,000) for every Board and Committee meeting they attend. In the fiscal year ended March 31, 2001, we paid an aggregate of $55,229 (Rs. 25,87,500) to our non-employee directors.

        Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate certain directors for consulting services they provide to us. Dr Ashok Ganguly receives approximately $17,075 (Rs. 800,000) per year. Narayan Vaghul receives approximately $17,075 (Rs. 800,000) per year. B.C. Prabhakar receives approximately $8,538 (Rs. 400,000) per year. Dr. Jagdish Sheth receives approximately $25,000 per year.

        EXECUTIVE COMPENSATION

        The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2001, by our Executive Directors and members of our administrative, supervisory or management bodies.


                                                             ANNUAL COMPENSATION
                                             -------------------------------------------------
                                                          COMMISSION/
                   NAME                       SALARY      INCENTIVES(1)  HOUSING(2)   OTHERS(3)
                   ----                      --------     -------------  ----------   --------
Azim H. Premji ..........................    $ 44,824       $676,086     $ 25,614     $ 36,807
Vivek Paul...............................     283,333        507,174           --           --
P. S. Pai................................      78,762        169,021       28,047        2,404
Arun K. Thiagarajan(4)...................      37,567        112,681       11,100        5,023
Dileep K. Ranjekar.......................      48,237         33,490        8,965        2,998
Suresh C. Senapaty.......................      44,803         32,225        4,461       11,661
Vineet Agrawal...........................      27,790         19,107        6,033        1,314
M. S. Rao ...............................      45,601          1,919           --        6,272
Suresh Vaswani...........................      31,928         38,610        4,252        1,621


--------------------
(1) Azim H. Premji, Vivek Paul, P.S. Pai and Arun K. Thiagarajan were paid commissions at the rate of 0.4%, 0.3%, 0.1% and 0.1%, respectively on our net profits computed in accordance with the provisions of the Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

(2) The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2001.

(3) This figure includes a subsidy of $28,752 and $8,069 to Azim H. Premji and Suresh C. Senapaty for interest payments on their independent housing loans.

(4)  Employment ceased November 2000.


                                                      LONG TERM COMPENSATION
                        ----------------------------------------------------------------------------------
                                                NO. OF
                                                EQUITY                NO. OF
                        DEFERRED      LONG       SHARE                  ADS
                        BENEFITS      TERM      OPTIONS      GRANT    OPTIONS      GRANT       EXPIRATION
        NAME             (1)(2)    INCENTIVES   GRANTED      PRICE    GRANTED      PRICE          DATE
        ----            --------   ----------   -------      ------   -------     --------    ------------
Azim H. Premji ......   $194,646    $    --          --      $   --        --     $     --              --
Vivek Paul...........     68,057         --      30,000       51.65    60,000       41.375    October 2005
P. S. Pai............     12,621         --      10,000       39.55        --           --       June 2005
Arun K. Thiagarajan..      6,685         --          --          --        --           --              --
Dileep K. Ranjekar...      8,299     16,746       8,000       39.55        --           --       June 2005
Suresh C. Senapaty...      7,607     15,874       8,000       39.55     3,000       41.375    October 2005
Vineet Agrawal.......      3,337         --       5,000       39.55        --           --       June 2005
M. S. Rao ...........      6,155     10,085          --          --        --           --              --
Suresh Vaswani.......      3,873      6,793       6,500       39.55        --           --       June 2005


--------------------

(1) Deferred benefits payable to Vivek Paul include contributions made by us to our deferred compensation plan and in the case of other employees, our contribution to the Provident Fund and Pension Fund. Under our pension plan, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as of the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji's base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

(2) In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lump sum of $7,471 as a gratuity payment for each of our employees, other than Vivek Paul, at the time of separation, death, disability or retirement.

BOARD COMPOSITION

        Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. Currently, we have nine directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Dr. Nachiket Mor are non-retiring directors.

        In addition, our Articles of Association allow us to enter into loan agreements that grant the financial institutions from which we have obtained loans the right to appoint a special director to our Board of Directors. These directors are generally not subject to retirement by rotation, but would be if the number of permanent directors prior to their appointment exceeded the one-third limit mentioned above. Dr. Nachiket Mor has been nominated by ICICI Limited to our Board of Directors as a special director.

        The terms of each of our directors and their expiration dates are provided in the table below.

NAME                            EXPIRATION OF CURRENT TERM OF OFFICE       TERM OF OFFICE
----                            ------------------------------------       --------------
Azim H. Premji..............    December 31, 2002                          2 years
Vivek Paul..................    July 29, 2004                              5 years
P. S. Pai...................    December 1, 2001                           3 years
Dr. Jagdish Sheth...........    July 19, 2001                              Retirement by rotation
Dr. Ashok Ganguly...........    July 19, 2001                              Retirement by rotation
Hamir K. Vissanji...........    Annual General Meeting 2002                Retirement by rotation
B. C. Prabhakar.............    Annual General Meeting 2002                Retirement by rotation
N. Vaghul...................    Annual General Meeting 2002                Retirement by rotation


OPTION GRANTS

        There were no option grants to our Chairman and Managing Director in the fiscal years ended March 31, 2000 and 2001. Details of options granted to other senior management executives are reported elsewhere in this Item 6 in the section titled "Executive Compensation."

OPTION EXERCISES AND HOLDINGS

        Our Chairman and Managing Director did not exercise or hold any options during the fiscal year ended March 31, 2001. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 in the section titled "Share Ownership."

EMPLOYMENT AND INDEMNIFICATION CONTRACTS

        Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of Shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a two year period, three year period and five year period, but either we or the employee director may terminate the agreement upon six months notice to the other party.

        We have entered into employment agreements with Azim H. Premji, P.S. Pai, Vivek Paul, Dileep Ranjekar, Suresh Senapaty, M. S. Rao, Suresh Vaswani and Vineet Agrawal. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

        Our employment agreement with Vivek Paul also provides that if his employment with us is terminated for reasons other than legal, ethical or company policy violations, we will pay a severance payment equal to twenty-four months base salary plus benefits payable for that period. The severance payment is payable in monthly installments consistent with our established payroll policies over a twenty-four month period following the date notice of termination is served. These payments will cease if Vivek Paul obtains new employment within the twenty-four months. Further, upon termination of service for reasons other than legal, ethical or company policy violations, Vivek Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the Wipro Equity Reward Trust. Vivek Paul must exercise his right to receive these shares within three months from the date of his termination.

        We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person's services as our director or officer.

BOARD COMMITTEE INFORMATION

        AUDIT COMMITTEE

        Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. These matters include the recommendation of our independent auditors, the scope of our annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Narayan Vaghul, Hamir K. Vissanji and Dr. Nachiket Mor.

        COMPENSATION AND BENEFIT COMMITTEE

        The Compensation and Benefit Committee of the Board of Directors, which was formed in 1987, determines the salaries, benefits and stock option grants for our employees, directors and other individuals compensated by our company. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Narayan Vaghul, Hamir K. Vissanji and B.C. Prabhakar.

EMPLOYEES

        As of March 31, 2001, we had 14,181 employees, including 9,742 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

        Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of the business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.

        RECRUITING

        We hire entry level graduates from both the top engineering and management universities in India as well as more experienced lateral hires from employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within Wipro Limited, all new openings are first offered to our current employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and get assigned to their new roles.

        TRAINING

        Each of our new recruits must attend a two week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 20 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions such as IIM Bangalore to provide special skillset training in areas such as project management to any of our IT professionals who choose to enroll. We also reserve a small percentage of these classes for our software programmer clients who meet the eligibility criteria.

        PERFORMANCE EVALUATIONS

        Employees receive written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.

        COMPENSATION

        We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment's quarterly operating margin objectives.

SHARE OWNERSHIP

        The following table sets forth as of March 31, 2001, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2001. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

        The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2001. The number of shares presented in the table below includes equity shares underlying ADSs and ADS options. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 30, 2001, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 46.85 per $1.00. The share numbers and percentages listed below are based on 232,433,019 equity shares outstanding as of March 31, 2001.


                                               PERCENTAGE       EQUITY
                                    EQUITY      OF EQUITY       SHARES
                                    SHARES       SHARES        UNDERLYING
                                 BENEFICIALLY  BENEFICIALLY     OPTIONS        GRANT       DATE OF
        NAME                        OWNED         OWNED         GRANTED       PRICE ($)   EXPIRATION
        ----                     ------------  ------------   -----------     ---------   ----------
Azim H. Premji(1)............    195,410,110       84.07%           --        --              --
P.S. Pai(2)..................        455,385        *           13,500        23.18       October 2004
                                                                10,000        39.55       June 2005
Vivek Paul(3)................        186,600        *           22,500        21.86       October 2005
                                                                30,000        51.65       August 2005
Hamir Vissanji(4)............      1,050,425        *               --        --              --
B.C. Prabhakar(5)............            290        *               --        --              --
Dr. Jagdish Sheth............             --        *               --        --              --
Dr. Ashok Ganguly............             --        *               --        --              --
N. Vaghul....................             --        *               --        --              --
Dr. Nachiket Mor.............             --        *               --        --              --
Suresh Senapaty(6)...........         26,550        *            7,200        23.18       October 2005
                                                                 8,000        39.55       June 2005
Dileep K. Ranjekar(7)........          4,300        *            7,200        23.18       October 2004
                                                                 8,000        39.55       June 2005
M.S. Rao(8)..................         54,950        *            3,600        23.18       October 2004
Vineet Agrawal(9)............          9,170        *            3,600        23.18       October 2004
                                                                 5,000        39.55       June 2005
Suresh Vaswani(10)...........          6,950        *            6,300        23.18       October 2004
                                                                 6,500        39.55       June 2005

----------------------
 *   Represents less than 1% of the shares.

(1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 228,900 shares held by members of Mr. Premji's immediate family, 239100 shares held jointly by Mr. Premji and members of his immediately family and 268,500 shares held by the Azim Premji Charitable Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 268,500 shares held by the Azim Premji Charitable Foundation Pvt. Ltd.

(2) Includes 24,000 shares held by members of Mr. Pai's immediate family and shares held jointly by Mr. Pai and the Wipro Equity Reward Trust, or WERT, which may be transferred to the sole ownership of the WERT if Mr. Pai's employment is terminated prior to October 2002. Mr. Pai disclaims beneficial ownership of the shares held by members of his immediate family.

(3) Includes shares held jointly by Mr. Paul and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Paul's employment is terminated.

(4) Includes: 119,550 shares held by members of Mr. Vissanji's immediate family, 131,700 shares held by Bharat Ratansey Trust, of which Mr. Vissanji is a Trustee; 643,200 shares held by Bharat Ratansey Family Trust, of which Mr. Vissanji is a Trustee, and; 15,200 shares held by Ratansey Karsondas Executors, of which Mr. Vissanji is an Executor. Mr. Vissanji disclaims beneficial ownership of the 119,550 shares held by members of his immediate family.

(5) Includes 50 shares held by members of Mr. Prabhakar's immediate family. Mr. Prabhakar disclaims beneficial ownership of the shares held by members of his immediate family.

(6) Includes shares held jointly by Mr. Suresh Senapaty and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Senapaty's employment is terminated prior to October 2002.

(7) Includes shares held jointly by Mr. Ranjekar and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Ranjekar's employment is terminated prior to October 2002.

(8) Includes shares held jointly by Mr. M. S. Rao and the WERT, which may be transferred to the sole ownership of the WERT if Mr. M. S. Rao's employment is terminated prior to October 2002.

(9) Includes shares held jointly by Mr. Vineet Agrawal's and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Vineet Agrawal's employment is terminated prior to October 2003.

(10) Includes shares held jointly by Mr. Suresh Vaswani and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Vaswani's employment is terminated prior to October 2003.

OPTION PLANS

        2000 ADS OPTION PLAN

        Our 2000 ADS option plan provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial tax treatment, and non-statutory stock options. The 2000 ADS option plan was approved by our Board of Directors in September 2000 and by our shareholders on April 26, 2000. Unless terminated sooner by the Board, the 2000 ADS option plan will terminate automatically in September 2010. A total of 1,500,000 ADSs, representing 1,500,000 equity shares, are currently reserved for issuance under the 2000 ADS option plan. All options under the 2000 ADS option plan will be exercisable for ADSs.

        Either our Board of Directors or a committee of our Board of Directors administers the 2000 ADS option plan. The committee has the power to determine the terms of the options granted, including the exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 2000 ADS option plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 2000 ADS option plan.

        The 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 ADS option plan may not exceed ten years.

        The 2000 ADS option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

        2000 EMPLOYEE STOCK OPTION PLAN

        Our 2000 stock plan provides for the grant of stock options to eligible employees and directors. The creation of our 2000 stock plan was approved by our Board of Directors on April 26, 2000, and by our shareholders on July 27, 2000. The 2000 stock plan became effective on September 15, 2000, and unless terminated sooner, the 2000 stock plan will terminate automatically on September 15, 2010. A total of 25,000,000 equity shares are currently reserved for issuance pursuant to the 2000 stock plan. All options under the 2000 stock plan will be exercisable for our equity shares.

        Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2000 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2000 stock plan, provided that no such action may adversely affect the rights of any optionee under the 2000 stock plan.

        The 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options, within seven days of termination of service with us. If an optionee's termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally such options must be exercised within six months after termination. The exercise price of stock options granted under the 2000 stock plan will be determined by the committee. The term of options granted under the 2000 stock plan may not exceed six years.

        The 2000 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

        1999 EMPLOYEE STOCK OPTION PLAN

        Our 1999 stock plan provides for the grant of stock options to eligible employees and directors. The 1999 stock plan was approved by our Board of Directors on April 30, 1999 and by our shareholders on July 29, 1999. Unless terminated sooner, the 1999 stock plan will terminate automatically on July 28, 2009. A total of 5,000,000 equity shares are currently reserved for issuance pursuant to the 1999 stock plan. All options under the 1999 stock plan will be exercisable for our equity shares.

        Our Compensation and Benefits Committee appointed by our Board of Directors administers the 1999 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 1999 stock plan, provided that no such action may adversely affect the rights of any optionee under the 1999 stock plan.

        The 1999 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options, within seven days of termination of service with us. If an optionee's termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally such options must be exercised within six months after termination. The exercise price of stock options granted under the 1999 stock plan will be determined by the committee. The term of options granted under the 1999 stock plan may not exceed six years.

        The 1999 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

        WIPRO EQUITY REWARD TRUST

        We established the Wipro Equity Reward Trust, or WERT, in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT, and other similar benefits.

        The WERT is administered by a board of trustees that generally consists of between two and six members as appointed by us. We select eligible employees to receive grants of shares and other compensation from the WERT and communicate this information to the WERT. We select employees based upon various factors including, without limitation, an employee's performance, period of service and status. The WERT awards the number of shares that each employee is entitled to receive out of the shares we issued to the WERT at its formation. We also determine the time intervals that an employee may elect to receive them. The shares issued under the WERT are generally not transferable for a period of four years after the date of issuance to the employee. Shares from the WERT are issued in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the four year period, complete ownership of the shares is transferred to the employee.

        If the employee terminates employment for any reason other than normal retirement, disability or death, his or her restricted shares and other rights under the WERT are generally canceled and transferred back to the WERT. If the employee terminates employment by death, disability or retirement, his or her restricted shares are transferred to the employee's legal heirs or continue to be held by the employee, as the case may be, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased. The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required.

        As of March 31, 2001, the WERT holds 1,285,385 of our outstanding equity shares in its own name and holds 675,850 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 4,500 shares not yet jointly registered in the names of the WERT and participating employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2001, of each person or group known by us to own beneficially 5% or more of the outstanding equity shares. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 232,433,019 equity shares outstanding as of March 31, 2001.

                                                  CLASS OF         NUMBER OF SHARES
           NAME OF BENEFICIAL OWNER               SECURITY      BENEFICIALLY HELD 2001    % OF CLASS
           ------------------------               --------      ----------------------    ----------
Azim H. Premji (1)..........................       Equity         195,410,110                84.07
Hasham Traders..............................       Equity          54,376,500                23.39
Prazim Traders..............................       Equity          54,169,500                23.30
Zash Traders................................       Equity          54,040,800                23.25


----------------------
(1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 228,900 shares held by members of Mr. Premji's immediate family, 239100 shares held jointly by Mr. Premji and members of his immediately family and 268,500 shares held by the Azim Premji Charitable Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 268,500 shares held by the Azim Premji Charitable Foundation Pvt. Ltd.

        Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2001, are held by approximately 2,204 holders of record in the United States.

        Our equity shares can be held by Foreign Institutional Investors, or FIIs, Overseas Corporate Bodies, or OCBs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently over 3.5% of the Company's equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

        Our major shareholders do not have a differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

        We believe that all transactions described in this section are on no less favorable terms to us than on terms that could be obtained from disinterested third parties.

        WIPRO LIMITED TRANSACTIONS WITH ICICI LIMITED

        Our directors, Narayan Vaghul and Ashok Ganguly, serve on the Board of Directors of ICICI Limited, and Nachiket Mor, also one of our directors, is an employee of ICICI Limited.

        On September 19, 1996, we entered into an Asset Credit Scheme Loan with ICICI Limited, for an aggregate principal amount of $4,268,943 (Rs. 200,000,000), at an annual interest rate of 1.75% over the ICICI Short Term Prime Rate, adjusted annually each December. Payments are due quarterly, with the last payment due on September 15, 2003. The funds were used to purchase equipment for our various divisions. As of March 31, 2001, the principal amount of $1,455,710 (Rs. 68,200,000) was outstanding.

        On December 28, 1999, we entered into a Share Purchase Agreement, pursuant to which we sold 1,791,385 equity shares of our subsidiary Wipro Net Limited, which represents 8% of the total equity outstanding, to ICICI Limited for an aggregate consideration of $21,234,114 (Rs. 994,218,860). A joint venture agreement with KPN Telecom contemplates the dilution of our stake in Wipro Net Limited from 55% to 45%, within a limited time frame. This transaction with ICICI Limited reduces our stake in Wipro Net Limited to 47%. We also entered into an Option Agreement with ICICI Limited on the same date granting ICICI Limited a put option to sell the same Wipro Net equity shares back to us at a price per share which yields a return to ICICI Limited of 13.75% per year, compounded quarterly, on the original purchase price of $11.85 (Rs. 555) per equity share. The put option can be exercised between 13 months to 18 months from the date of the Share Purchase Agreement. Similarly, the Option Agreement grants us a call option on ICICI Limited which requires it to sell the Wipro Net Limited equity shares back to us at a price per share which yields a return to ICICI of 14.25% per year, compounded quarterly, on the original purchase price of $11.85 (Rs. 555) per share. The call option can also be exercised between 13 to 18 months from the date of the Share Purchase Agreement. In connection with this transaction, Mr. Premji has pledged 2,062,595 equity shares of Wipro Limited that he holds, in favor of ICICI Limited.

        EMPLOYMENT AND INDEMNIFICATION AGREEMENTS

        We have entered into employment agreements with Azim H. Premji, P.S. Pai, Vivek Paul, Dileep Ranjekar, Suresh C. Senapaty, M. S. Rao, Suresh Vaswani and Vineet Agrawal. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

        We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person's services as our director or officer.

        The tenure of Mr. Azim H. Premji as Chairman and Managing Director of Wipro Limited ended on December 30, 2000. Subject to the approval of our shareholders, the Board of Directors, with Mr. Premji abstaining, re-appointed Mr. Premji as the Chairman and Managing Director of Wipro Limited for a further period of two years as of December 31, 2000. The remuneration payable to Mr. Premji during the period from December 31, 2000, until March 31, 2001, would be same as paid in the preceding period. However, with effect from April 1, 2001, to December 31, 2002, there will be a reduction in the commission payable to Mr. Premji from 0.40% to 0.10% of the net profits of Wipro Limited payable on a quarterly basis. Mr. Premji is entitled to a salary Rs. 175,000 ($3,735) per month which is eligible for revision every year on October 1. Mr. Premji shall also be entitled to the following perquisites: housing, medical expense reimbursement, paid vacation, health club fees, personal accident insurance, provident fund/pension, gratuity, personal automobile and chauffeur, residential telephone, maid, guard, gardener and an interest subsidy on his independent housing loan.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The following financial statements and the auditors' report appearing on pages 140 through 164 of our Annual Report for fiscal 2001 are incorporated herein by reference:

        o  Independent Auditors' Report.

        o  Consolidated Balance Sheets as of March 31, 2001 and 2000.

        o Consolidated Statements of Income for the years ended March 31, 2001, 2000 and 1999.

        o Consolidated Statements of Stockholders' Equity and comprehensive income for the years ended March 31, 2001, 2000 and 1999.

        o Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2000 and 1999.

        o  Notes to the Consolidated Financial Statements.

        Our Annual Report for fiscal 2001, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and is not to be deemed as filed as a part of this Annual Report on Form 20-F.

DIVIDENDS

        Although the amount varies, public companies in India typically pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

        In each of the fiscal years ended March 31, 1998, 1999, 2000, we declared cash dividends of approximately Rs. 0.30 ($0.01) per equity share. In the fiscal year ended March 31, 2001 we declared cash dividends of approximately Rs. 0.50 ($0.01) per equity share. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

EXPORT REVENUE

        For the fiscal year ended March 31, 2001, we generated Rs. 18,193 million, or 59% of our total revenues, from the export of our products and services out of India.

SIGNIFICANT CHANGES

        None.

ITEM 9. THE OFFER AND LISTING

PRICE HISTORY

        Our equity shares are traded on The Stock Exchange, Mumbai, or BSE, the Bangalore Stock Exchange, or BGSE, The National Stock Exchange of India Limited, or NSE, The Cochin Stock Exchange Ltd., The Kolkatta Stock Exchange Association Ltd., The Stock Exchange-Ahmedabad, The Delhi Stock Exchange Association Ltd., in India, or collectively, the Indian Stock Exchanges. A significant portion of our equity shares are traded on the BSE and the NSE. Our American Depositary Shares as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol "WIT". Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

        As of March 31, 2001, we had 232,433,019 equity shares issued and outstanding. As of March 31, 2001, there were approximately 2,204 record holders of ADRs evidencing 3,162,500 ADSs (equivalent to 3,162,500 equity shares). As of March 31, 2001, there were approximately 55,214 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

        The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the BSE, NSE and the NYSE. Stock prices per share have been restated to reflect a 2-for-1 stock-split in 1999.

                                        BSE                                           NSE                          NYSE
                    --------------------------------------------   ---------------------------------------   ----------------
                               PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE           PRICE PER ADS
 FISCAL YEAR        --------------------------------------------   ---------------------------------------   ----------------
ENDED MARCH 31,      HIGH(RS.)     LOW(RS.)     HIGH($)   LOW($)    HIGH(RS.)   LOW(RS.)   HIGH($)  LOW($)   HIGH($)   LOW($)
---------------     ----------     ---------   -------    ------   ----------   --------   -------  ------   -------  -------
     2001            5,919.00      1,295.00    126.34     27.64     5,924.00    1,327.00    126.45   28.32    68.43   31.05
     2000            9,800.00        616.00    224.51     14.11    10,350.00      604.00    237.11   13.91       --      --
     1999              871.00        153.00     20.49      3.60       880.00      150.00     20.71    3.54       --      --
     1998              162.00         75.00      4.11      1.90       158.00       73.00      4.01    1.85       --      --
     1997              117.00         60.00      3.26      1.67        12.00       60.00      3.45    1.67       --      --


                                        BSE                                           NSE                          NYSE
                    --------------------------------------------   ---------------------------------------   ----------------
                               PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE           PRICE PER ADS
                    --------------------------------------------   ---------------------------------------   ----------------
 QUARTER ENDED       HIGH(RS.)     LOW(RS.)     HIGH($)   LOW($)    HIGH(RS.)   LOW(RS.)   HIGH($)  LOW($)   HIGH($)   LOW($)
---------------     ----------     ---------   -------    ------   ----------   --------   -------  ------   -------  -------
June 30, 2000        5,919.00      1,474.00    132.42     32.98     5,924.00    1,474.00    132.53   32.98      --       --
September 30, 2000   3,479.00      2,115.00     75.53     45.92     3,479.00    2,110.00     75.53   45.81      --       --
December 31, 2000    3,060.00      1,852.00     65.45     39.61     3,099.00    1,856.00     74.22   39.70   68.43    41.37
March 31, 2001       3,074.00      1,295.00     65.61     27.64     3,071.00    1,327.00     65.55   28.32   65.75    31.05


                                        BSE                                           NSE                          NYSE
                    --------------------------------------------   ---------------------------------------   ----------------
                               PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE           PRICE PER ADS
                    --------------------------------------------   ---------------------------------------   ----------------
 QUARTER ENDED       HIGH(RS.)     LOW(RS.)     HIGH($)   LOW($)    HIGH(RS.)   LOW(RS.)   HIGH($)  LOW($)   HIGH($)   LOW($)
---------------     ----------     ---------   -------    ------   ----------   --------   -------  ------   -------  -------
June 30, 1999          997.00        616.00     22.95     14.18     1,000.00      604.00     23.01   13.91      --       --
September 30, 1999   1,058.00        800.00     24.28     18.36     1,559.00      800.00     35.77   18.35      --       --
December 31, 1999    2,625.00        930.00     60.33     21.37     2,625.00      930.00     60.33   21.37      --       --
March 31, 2000       9,800.00      2,400.00    224.51     54.98    10,350.00    2,400.00    237.11   54.98      --       --


                                        BSE                                           NSE                          NYSE
                    --------------------------------------------   ---------------------------------------   ----------------
                               PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE           PRICE PER ADS
                    --------------------------------------------   ---------------------------------------   ----------------
SIX MONTHS ENDED     HIGH(RS.)     LOW(RS.)     HIGH($)   LOW($)    HIGH(RS.)   LOW(RS.)   HIGH($)  LOW($)   HIGH($)   LOW($)
----------------    ----------     ---------   -------    ------   ----------   --------   -------  ------   -------  -------
October 30, 2000     2,747.00      1,852.00     58.57     39.49     2,749.00    1,856.00     58.61   39.57   54.25    41.37
November 30, 2000    2,650.00      2,150.00     56.54     45.87     2,634.00    2,161.00     56.20   46.11   62.50    52.13
December 31, 2000    3,060.00      2,137.00     65.45     45.71     3,099.00    2,150.00     66.29   45.99   68.43    48.75
January 30, 2001     3,020.00      2,340.00     65.03     50.39     2,991.00    2,330.00     64.41   50.17   65.75    50.25
February 28, 2001    3,074.00      2,230.00     65.98     47.86     3,071.00    2,224.00     65.92   47.74   64.75    51.79
March 31, 2001       2,637.00      1,295.00     56.29     27.64     2,640.00    1,327.00     56.35   28.32   53.60    31.05


----------------------
(1) Source: BSE & NSE data obtained from Bangalore Stock Exchange Limited. NYSE data obtained from Morgan Guaranty Trust Company of New York.

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

        TRADING PRACTICES AND PROCEDURES ON THE INDIAN STOCK EXCHANGES

        The Stock Exchange, Mumbai and The National Stock Exchange together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through on-line execution. These two stock exchanges handle over 100,000 trades per day with 21 volumes in excess of Rs. 20 billion. Trading is done on a five-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to 'net out' their transactions and must trade on a delivery basis only.

        The BSE permits carry forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The BSE specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the BSE normally takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The NSE normally trades from 9:30 a.m. until 4:00 p.m. on weekdays, except holidays. The NSE and BSE also have separate online trading systems and separate clearing houses.

        The BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a broker's strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian Stock Exchanges in response to "panic" trading or large fluctuations. Most of the Indian stock exchanges do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

        Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

        Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India with Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Articles of Association, and Memorandum of Association, of Wipro Limited that are included as exhibits to our registration statement on Form F-1 filed with the Securities and Exchange Commission on September 26, 2000.

        Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. Currently, we have nine directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Dr. Nachiket Mor are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

        Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director's interest in any such transaction shall be reported at the next meeting of shareholders.

        The remuneration payable to our directors may be fixed by the Board of Directors in accordance with provisions prescribed by the Central Government of India.

        OBJECTS AND PURPOSES OF OUR MEMORANDUM OF ASSOCIATION

        The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

        -  To purchase or otherwise acquire and take over any lands.

        -  To carry on the business of extracting vegetable oil.

        -  To manufacture and deal in hydrogenated vegetable oil.

        - To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

        - To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists, metallurgists.

        - To carry on the trade or business of manufacturing and distributing chemical, synthetic and organic products.

        - To carry on business as manufacturers, exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

        - To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

        - To carry on research and development activities on all aspects related to our products business and our objects of our company.

        - To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves any other conveniences or erection suitable for any of the purpose of our company.

        - To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

        - To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

        -  To carry on the business of metal working and manufacturing.

        - To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which we are authorized to carry on or possessed of any property or rights suitable for our purposes.

        - To manufacture or otherwise acquire and deal in containers and packing materials of any kind.

        - To apply for, purchase or otherwise acquire any patents, brevets d'invention, licenses, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention.

        - To purchase or otherwise acquire, manufacture, and deal in all raw materials, stores, stock-in-trade, goods, chattels and effects.

        - To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise.

        - To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, or partnership formed for all or any of the purposes within the objects of our company.

        -  To enter into any arrangement with any government or authorities.

        - To provide for the welfare of person in the employment of our company, or formerly engaged in any business acquired by our company and the wives, widows, families or dependants of such persons.

        - To undertake, carry out, promote and sponsor rural development including any program for promoting the social and economic welfare or uplift of the public in any rural area.

        - To undertake, carry out, promote and sponsor or assist any activity for the promotion and growth of the national economy and for discharging what the directors may consider to be the social and moral responsibilities of our company to the public or any section of the public.

        - From time to time to subscribe or contribute to any charitable, benevolent or useful object of a public nature.

        DESCRIPTION OF EQUITY SHARES

        Dividends

        Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

        The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to a fund created by the Indian Government. After the transfer to this fund, such unclaimed dividends may be claimed only from the fund.

        Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year.

        The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

        - the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

        - the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

        - the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

        A tax of 10.2%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company.

        Bonus Shares

        In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or surplus in the company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

        Audit and Annual Report

        At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company's audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

        A company must also file an annual return containing a list of the company's shareholders and other company information, within 60 days of the conclusion of the meeting.

        Preemptive Rights and Issue of Additional Shares

        The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The Board of Directors is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

        Voting Rights

        At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman of the Board has a deciding vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

        Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. As per the Companies Act, not less than two-third of the directors of a public company shall retire by rotation and be appointed by the shareholders in the general meeting.

        Liquidation Rights

        Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

        Preference Shares

        Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares. However, holders of cumulative preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting.

        Pursuant to the mandatory redemption requirement, 25,000,000 redeemable cumulative preference shares issued to a financial institution were redeemed at par value in December 2000. Currently, there are no preference shares issued and outstanding.

        Redemption of Equity Shares

        Under the Companies Act, unlike preference shares, equity shares are not redeemable.

        Liability on Calls

        Not applicable.

        Discriminatory Provisions in Articles

        There are no provisions in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

        Alteration of Shareholder Rights

        Under the Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class -- if the provisions with respect to such variation is contained in the memorandum or articles of the company, or in the absence of any such provision in the memorandum or articles, if such variation is not prohibited by the terms of issue of the shares of that class.

        Under the Companies Act, the Articles may be altered only by way of a special resolution.

        Meetings of Shareholders

        We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, excluding the days of mailing and date of the meeting, prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting. The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the Board of Directors. Our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person.

        Limitations on the Rights to Own Securities

        The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities imposed by Indian law are discussed in Item 10 of this Annual Report under the section titled "Currency Exchange Controls", and is incorporated herein by reference.

        Voting Rights of Deposited Equity Shares Represented by ADSs

        Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

        As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (a) such information as is contained in such notice of meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holders ADRs and

(c) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

        On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date.

        The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders' instructions. The Depositary will only vote or attempt to vote as per an ADS holder's instructions. The Depositary will not itself exercise any voting discretion.

        Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Register of Shareholders; Record Dates; Transfer of Shares

        We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

        To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

        Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our AOA currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board.

        Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

        Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Consultants Limited located in Bangalore, Karnataka, India.

        Company Acquisition of Equity Shares

        Under the Companies Act, approval of at least 75% of a company's shareholders voting on the matter and approval of the High Court of the state in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

        An acquisition by a company of its own shares that does not rely on an approval of the High Court must comply with prescribed rules, regulations and conditions of the Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on several recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act and the provisions of the Buy-back Regulations.

        Disclosure of Ownership Interest

        Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

        Provisions on Changes in Capital

        Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in item 10 of this Annual Report. In addition a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

        Takeover Code and Listing Agreements

        Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

        Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

        We have entered into listing agreements with each of the Indian Stock Exchanges on which our equity shares are listed. Each of the listing agreements provides that if a purchase of a listed company's shares results in the purchaser and its affiliates holding more than 5% of the company's outstanding equity shares or voting rights, the purchaser and the company must report its holding to the company and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15% of the voting rights in the company, then the purchaser must, before acquiring such equity shares, make an offer on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price.

        Although the provisions of the listing agreements entered into between us and the Indian Stock Exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depositary.

MATERIAL CONTRACTS

        Not applicable.

CURRENCY EXCHANGE CONTROLS

        Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999, or FEMA which replaces the more stringent Foreign Exchange Regulation Act, 1973, or FERA. The Foreign Direct Investment Scheme under the Reserve Bank's Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRI or OCB are permitted to transfer shares or convertible debentures of Indian company to other NRI or OCB. A person resident outside India may transfer securities of an Indian company to a person resident in India by way of gift. However where such transfer is not by way of gift, prior approval of the RBI is necessary. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non resident by way of sale the transferor should obtain an approval of Central Government and thereafter make an application to RBI for permission. In such cases the RBI may permit the transfer subject to such terms and conditions including the price at which the sale may be made.

        GENERAL

        Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulation, as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law. In March 2001, the RBI has issued a notification permitting, subject to certain conditions, two-way fungibility of ADRs. This would mean that ADRs converted into Indian shares may be converted back into ADRs, subject to the limits of sectoral caps as applicable.

        FOREIGN DIRECT INVESTMENT

        In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. six billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. six billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In January 1999, the RBI issued a notification that foreign ownership of up to 50%, 51% or 74%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

        In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries.

        In July 1998, the Government of India issued guidelines to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and will be processed through the automatic RBI route or will require the approval of the FIPB, as the case may be. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit but would be treated as debt and would be subject to special Government of India guidelines and approvals.

        INVESTMENT BY NON-RESIDENT INDIANS AND OVERSEAS CORPORATE BODIES

        A variety of special facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs, and to overseas corporate bodies, or OCBs. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

        INVESTMENT BY FOREIGN INSTITUTIONAL INVESTORS

        In September 1992, the Government of India issued guidelines which enable foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI's general permission enable the registered FII to: buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; realize capital gains on investments made through the initial amount invested in India; subscribe or renounce rights offerings for shares; appoint a domestic custodian for custody of investments held; and repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares.

        OWNERSHIP RESTRICTIONS

        SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 40% of a company's equity shares, excluding the equity shares underlying the ADSs. However, under Vide Notification No. FEMA.40/2001-RB dated March 2, 2001 under Foreign Exchange Management (Transfer or Issue of any Foreign Security (Amendment) Regulations, 2001, the limit of FII investment in a company has been increased from 40 to 49% subject to obtaining the approval of the shareholders by a special resolution. NRIs and OCBs in aggregate may hold no more than 10% of a company's equity shares, excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company's total equity shares and no single NRI or OCB may hold more than 5% of a company's total equity shares.

        There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

        More detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FERA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

        Under the Securities and Exchange Board of India (Substantial Acquisition of shares and Takeovers) Regulations, 1998 approved by the SEBI in January 1998 and promulgated by the Government of India in February 1998, or the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code.

        Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs, OCBs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

        GOVERNMENT OF INDIA APPROVALS

        Approval of the Foreign Investment Promotion Board for foreign direct investment by ADS holders is required.

        Specific approval of the Reserve Bank of India will have to be obtained for:

        - any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

        - the sale of the underlying equity shares by a person resident outside India to a person resident in India.

        In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, that requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion.

        Exceptions to this requirement of Reserve Bank of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

        The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of Reserve Bank of India approval (if required), and the payment of applicable taxes and stamp duties.

        No approval is required for transfers of ADSs outside India between two non-residents.

        Any person resident outside India who desires to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian counsel as to the requirements applicable at that time.

TAXATION

        INDIAN TAXATION

        The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

        We believe this information is materially complete as of the date hereof, however, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

        Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

        -  a period or periods amounting to 182 days or more; or

        - 60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

        - 182 days or more, in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

        A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

        Taxation of Distributions. Pursuant to the Finance Act, 1997, dividends paid to shareholders (whether resident in India or not) are not subject to withholding tax. However, the company paying the dividend is subject to a dividend distribution tax of 10.2% including the applicable surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax.

        Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to Indian tax.

        Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

        Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

        - Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

        - Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10.2% Short term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30.6%, including the applicable surcharge.

        - Redemption of ADSs into the underlying equity shares is not a taxable event.

        - Long term capital gains realized by an individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 10.2%.

        - Long term capital gains realized by non-resident corporate holders upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10%.

        - Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 48% in case of foreign companies, and 30.6% including the applicable surcharge in the case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

        The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs' or "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on The Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However the tax department has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

        According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

        The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

        It is unclear as to whether section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

        If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10.2%, and to a tax at the rate of 10% if the non-resident holder is a foreign corporation. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

        It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 48% in case of a foreign company and 30.6%, including the applicable surcharge, in case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

        Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident employee is to be withheld at the source by the buyer.

        Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

        Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

        Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

        Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. We cannot assure that these taxes and duties will not be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

        Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 5%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

        PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

        UNITED STATES FEDERAL TAXATION

        The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and who will hold equity shares or ADSs as capital assets or U.S. Holder.

        This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

        Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

        Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

        Subject to certain conditions and limitations, any Indian dividend distribution taxes imposed upon distributions paid to a U.S. Holder will be eligible for credit against the U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will generally constitute foreign source "passive income."

        If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

        A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States.

        Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

        A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

        o such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.; or

        o in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

        Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

        Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a 31% backup withholding tax may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

        Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

        o 75% or more of its gross income for the taxable year is passive income;

        or

        o on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

        We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

        o pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

        o if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

        o if the equity shares are "marketable" and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

        The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

DOCUMENTS ON DISPLAY

        This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

        o  Judiciary Plaza
           450 Fifth Street, N.W.
           Room 1024
           Washington, D.C. 20529

        o  Seven World Trade Center
           13th Floor,
           New York, New York 10048, and

        o  Northwestern Atrium Center
           500 West Madison Street
           Suite 1400
           Chicago, Illinois 60661-2511

        Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W., Washington, DC 20549, at prescribed rates.

        The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our reports available over the Internet.

        Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjaper Road, Bangalore, Karnataka, 460035, India.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 124 through 133 in our Annual Report for fiscal 2001 and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

        On October 19, 2000, we completed our initial U.S. public offering, or U.S. IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' over allotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares) at a public offering price of $41.375 per American Depositary Share pursuant to a registration statement, filed on Form F-1 (File No. 333-46278) filed with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to the Company (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the U.S. IPO. We paid underwriting discounts and commissions of approximately $5,888,180. A significant portion of other expenses incurred in connection with our U.S. IPO were reimbursed by the Depositary. Accordingly, the net proceeds from the offering after underwriting discounts and commissions is approximately $124,960,258. The net proceeds from the offering have been invested in highly liquid money market instruments. As of March 31, 2001, none of the net proceeds from the offering had been used.

ITEM 17. FINANCIAL STATEMENTS

        This information is available on pages 140 through 164 in our Annual Report for fiscal 2001 and is incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

        Not applicable.

                                    PART III

ITEM 19. EXHIBITS


  EXHIBIT
  NUMBER                                        DESCRIPTION
  -------                                       -----------
    *3.1        Articles of Association of Wipro Limited, as amended.
    *3.2        Memorandum of Association of Wipro Limited, as amended.
    *3.3        Certificate of Incorporation of Wipro Limited, as amended.
    *4.1        Form of Deposit Agreement (including as an exhibit, the form of American Depositary
                Receipt).
    *4.2        Wipro's specimen certificate for equity shares.
   *10.1        1999 Employee Stock Option Plan.
   *10.2        2000 Employee Stock Option Plan.
   *10.3        Wipro Equity Reward Trust.
   *10.4        2000 ADS Option Plan.
   *10.5        Form of Indemnification Agreement.
   *10.6        Asset Credit Scheme Loan between Wipro Limited and ICICI
                Limited, dated September 19, 1996, as amended.
   *10.7        Loan Agreement between Wipro Limited and ICICI Limited, dated January 17, 1996, as amended.
   *10.8        Loan Agreement between Wipro Limited and ICICI Limited, dated March 21, 1996, as amended.
   *10.9        Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of
                Wipro Net Limited, dated December 28, 1999.
   *10.10       Option Agreement between Wipro Limited and ICICI Limited, dated December 28, 1999.
   *10.11       Pledge Agreement by Azim H. Premji and ICICI Limited, dated December 28, 1999.
   *10.12       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated September 28,
                1995.
   *10.13       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated July 16, 1999.
   *10.14       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated February 21,
                2000
    13.1        Wipro Limited Annual Report for Fiscal 2001.
   *21.1        List of Wipro's subsidiaries.
    99.1        Proxy Information Statement to holders of American Depositary Shares and Equity
                Shares.
    99.2        Proxy Form to holders of American Depositary Shares.
    99.3        Proxy Form to holders of Equity Shares.


---------------------

* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                               For Wipro Limited

                                               /s/ Azim H. Premji
        Bangalore, India                       ---------------------------------
        June 20, 2001                          Azim H. Premji,
                                               Chairman and Managing Director

                                               /s/ Suresh C. Senapaty
                                               ---------------------------------
                                               Suresh C. Senapaty,
                                               Executive Vice President, Finance

                                 INDEX TO EXHIBITS



  EXHIBIT
  NUMBER                                        DESCRIPTION
  -------                                       -----------
    *3.1        Articles of Association of Wipro Limited, as amended.
    *3.2        Memorandum of Association of Wipro Limited, as amended.
    *3.3        Certificate of Incorporation of Wipro Limited, as amended.
    *4.1        Form of Deposit Agreement (including as an exhibit, the form of American Depositary
                Receipt).
    *4.2        Wipro's specimen certificate for equity shares.
   *10.1        1999 Employee Stock Option Plan.
   *10.2        2000 Employee Stock Option Plan.
   *10.3        Wipro Equity Reward Trust.
   *10.4        2000 ADS Option Plan.
   *10.5        Form of Indemnification Agreement.
   *10.6        Asset Credit Scheme Loan between Wipro Limited and ICICI
                Limited, dated September 19, 1996, as amended.
   *10.7        Loan Agreement between Wipro Limited and ICICI Limited, dated January 17, 1996, as amended.
   *10.8        Loan Agreement between Wipro Limited and ICICI Limited, dated March 21, 1996, as amended.
   *10.9        Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of
                Wipro Net Limited, dated December 28, 1999.
   *10.10       Option Agreement between Wipro Limited and ICICI Limited, dated December 28, 1999.
   *10.11       Pledge Agreement by Azim H. Premji and ICICI Limited, dated December 28, 1999.
   *10.12       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated September 28,
                1995.
   *10.13       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated July 16, 1999.
   *10.14       Loan Agreement between Wipro Finance Limited and ICICI Limited, dated February 21,
                2000
    13.1        Wipro Limited Annual Report for Fiscal 2001.
   *21.1        List of Wipro's subsidiaries.
    99.1        Proxy Information Statement to holders of American Depositary Shares and Equity
                Shares.
    99.2        Proxy Form to holders of American Depositary Shares.
    99.3        Proxy Form to holders of Equity Shares.


---------------------

* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.