Form 20-F
period 2002-03-31
WIPRO LTD
filed 2002-06-05
CIK 1123799

WIPRO LIMITED
--------------------------------------------------------------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                    FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended March 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ____________ to ____________

                        COMMISSION FILE NUMBER: 001-16139
                                  WIPRO LIMITED
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)
                              ____________________

                                KARNATAKA, INDIA
                 (Jurisdiction of incorporation or organization)
                              ____________________

                                  DODDAKANNELLI
                                  SARJAPUR ROAD
                       BANGALORE, KARNATAKA 560035, INDIA
                                 +91-80-844-0011
                    (Address of principal executive offices)
                              ____________________

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of Each Class             Name of Each Exchange on which Registered

              None                              New York Stock Exchange
     -----------------------                    -----------------------

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

          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
                          TO SECTION 15(d) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (Title of Class)

      Indicate the number of each of the issuer's classes of capital or common stock as of the class of the period covered by the Annual Report. 232,465,689 EQUITY SHARES

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ]  No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]  Item 18 [X]

WIPRO LIMITED
--------------------------------------------------------------------------------

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

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 29, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.83 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA


        This information is set forth under the caption "Summary of Selected Consolidated Financial Data" on page 163 of our Annual Report for the fiscal year ended March 31, 2002, and is incorporated herein by reference.

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


FISCAL YEAR ENDED MARCH 31,   PERIOD END    AVERAGE      HIGH         LOW
---------------------------   ----------    -------      -----       -----
1997 ......................      35.88       35.70       35.95       35.00
1998 ......................      39.53       37.37       39.53       35.72
1999 ......................      42.50       42.27       42.83       39.74
2000 ......................      43.65       43.46       43.75       42.84
2001 ......................      46.85       45.88       46.90       43.70
2002 ......................      48.83       47.80       48.83       46.88

        The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

    MONTH                          HIGH           LOW
----------------------         ---------      ---------
November 2001 ........         Rs. 48.11      Rs. 47.98
December 2001 ........             48.29          47.80
January 2002 .........             48.58          48.27
February 2002 ........             48.90          48.55
March 2002 ...........             48.83          48.71
April 2002 ...........             49.01          48.83

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS NOT APPLICABLE.

        Not applicable.

WIPRO LIMITED
--------------------------------------------------------------------------------

RISK FACTORS

        This information is available in the section titled "Risk Factors" on pages 179 through 184 in our Annual Report for the fiscal year ended March 31, 2002, and such information is incorporated herein by reference.

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

        Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology or IT services, IT products and Consumer Care & Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2002, 99% of our operating income was generated from our IT business segments. For the same period, Global IT Services and Products represented 92% of our operating income and India and AsicaPac IT Services and Products represented 7% of our operating income.

        In October 2000, we raised gross aggregate proceeds of approximately $131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange.

        We incurred capital expenditure of Rs. 1,318 million, Rs. 2,626 million and Rs. 2,485 million ($ 50.89 million) during the fiscal years ended March 31, 2000, 2001 and 2002, respectively. These capital expenditures were primarily incurred on new software development facilities for our Global IT services business segment. These capital expenditures also include Rs. 570 million incurred on the expansion of our corporate facilities in Bangalore over the course of the fiscal years ended March 31, 2000 and 2001.

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

We have three primary business segments:

        - Global IT Services and Products. We provide research and development services for hardware and software design to technology and telecommunications companies and software application development services and package implementation services to corporate enterprises. Global IT Services is our fastest growing business segment and accounted for 67% of our revenue and 92% of our operating income for the year ended March 31, 2002.

        - India and AsiaPac IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and electronic commerce requirements of companies in India and the AsiaPacific region. This business segment accounted for 20% of our revenue and 7% of our operating income for the year ended March 31, 2002.

        - Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. This business segment accounted for 9% of our revenue and 5% of our operating income for the year ended March 31, 2002.

        - Healthcare and Life Sciences. In April 2002, we established this new business segment to address the IT requirements of the emerging Healthcare and Life Sciences market. Wipro Biomed, which is currently reported in Others, will now be included in the Wipro Healthcare and Life Sciences segment.

WIPRO LIMITED
--------------------------------------------------------------------------------

INDUSTRY OVERVIEW

IT Services

        The role of IT in transforming businesses and economies worldwide has been widely recognized. The recent shift in the role of IT from merely supporting businesses to transforming businesses, driving productivity gains and creating new business models has increased the importance of IT to the success of companies world-wide. This has resulted in an increased focus for companies on areas such as:

        - Reducing the time it takes to introduce new software applications, commonly known as time-to-application advantage; and

        - Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage.

        As a result, corporate budgets for IT services and research and development budgets of technology companies have grown significantly. International Data Corporation, or IDC, estimates that the global IT services market will grow from approximately $413 billion in 2001 to $683 billion by 2006, reflecting a compound annual growth rate or CAGR of 11%. The market for research and development services is comparable in size. The United States National Science Foundation estimated that research and development expenditure in the United States, the largest market, was $264 billion for 2000.

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

        The India Advantage. According to a survey of U.S. software service vendors conducted by the World Bank, India is one of the leading offshore destinations for companies seeking to outsource software development of IT projects. A McKinsey study conducted in 1999 for the Indian National Association of Software and Service Companies, or NASSCOM, estimates that India's export revenue from IT services will grow to $30 billion by March 31, 2008.

        There are several key factors contributing to this rapid growth of India-based IT services:

        - India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. The NASSCOM survey of international quality standards of the top 400 Indian software companies showed that 201 had already been ISO 9000 or SEI-CMM Level 3 certified, with an additional 80 anticipated to acquire such certifications during 2002.

        - India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM, the Indian software industry was expected to employ 416,000 software professionals by March 31, 2002, making it the second largest employer in the IT services industry after the United States. In addition, India has more than 1,800 engineering colleges and technical institutes that train approximately 68,000 graduates annually in IT. According to a McKinsey study conducted for NASSCOM, the average annual wage for software professionals in India is approximately 20% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies into the foreseeable future.

        - With the time differential between India and its largest market, the United State, Indian companies are able to provide a combination of onsite and offshore services on a 24 hour basis on specific projects.

        In line with global trends, Indian companies are also increasingly becoming aware of the potential of IT systems as they have begun to realize the benefits of technology enhancements in their businesses. The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. IDC estimates that the Indian IT market will grow to over $14.9 billion by 2005, reflecting a compound annual growth rate of approximately 27.4% from 2000, when $4.4 billion was spent. The IT services market in India is expected to grow in line with the rest of the industry to approximately $4.47 billion in 2005 from $1.32 billion in 2000, representing a compound annual growth rate of over 28%.

WIPRO LIMITED
--------------------------------------------------------------------------------

Consumer Care & Lighting

        The consumer care market that we address includes soaps, toiletries and infant care products. The aggregate consumption in these markets for the year ended December 31, 2001 was approximately Rs. 45,546 million. The lighting industry in India is divided into incandescent lighting and fluorescent tube lighting. The aggregate consumption in these markets as of December 31, 2001, was approximately Rs. 17,852 million.

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

        COMPREHENSIVE RANGE OF IT SERVICES

        We provide our customers comprehensive and integrated software solutions, and are able to take full responsibility for project execution. We have over 11 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services both at the client's site and through our 37 offshore development centers in India. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services for electronic commerce, or e-commerce, data warehousing and the implementation of enterprise application software such as resource planning or ERP, supply chain management or SCM and customer relationship management or CRM.

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

        OFFSHORE DEVELOPMENT MODEL

        One of our strengths is our ability to leverage our offshore development centers, or ODCs. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to international clients. The ODC model has many features that are attractive to our clients, including:

        - A time difference between the client site and the ODC which allows a 24-hour work schedule for specific projects;

        -   The ability to quickly increase the scale of development operations;

        - Increased access to our large pool of highly skilled IT professionals located in India; and

        - Physical and operational separation from all other client projects, providing enhanced security for a client's intellectual property.

        ESTABLISHED TRACK RECORD WITH PREMIER INTERNATIONAL CUSTOMER BASE

        Our customers include some of the world's leading companies. Our top ten customers in terms of revenue for the fiscal year ended March 31, 2002, have maintained a working relationship with us for an average of 4.1 years. We had 23 clients that represented at least $5.0 million in IT services revenues in the fiscal year ended March 31, 2002. We believe that having an established base of high quality, high-technology clients provides us with the following competitive advantages:

WIPRO LIMITED
--------------------------------------------------------------------------------

        - The type of clients we target are likely to maintain or increase their IT outsourcing budgets;

        - Most of our large clients have invested significantly in our offshore development centers and are therefore likely to provide a high level of repeat business; and,

        - Our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.

        ABILITY TO ACCESS, ATTRACT AND RETAIN SKILLED IT PROFESSIONALS

        We continue to develop new methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices. Currently, we have over 8,500 IT professionals in our Global IT Services business segment and we expect to grow this number in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984, an employee stock option plan and a productivity bonus plan since October 1999.

        BROAD DISTRIBUTION NETWORK AND STRONG SALES FORCE IN INDIA

        We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 250 channel partners in over 100 locations focus on medium and small enterprises. For our consumer care and lighting products, we have access to one million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

        STRONG BRAND RECOGNITION IN THE INDIAN MARKET

        We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 56 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

OUR STRATEGY

        Our objective is to be a world leader in providing comprehensive IT services. The markets we address are undergoing rapid change due to the pace of technology development and change in business models. We believe that these trends provide us with significant growth opportunities. The key elements of our strategy include:

        SIGNIFICANTLY EXPAND OUR GLOBAL IT SERVICES AND PRODUCTS BUSINESS

        We expect to significantly grow our Global IT Services and Products business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following:

        - Identify and develop service offerings in emerging growth areas as separate business opportunities, such as business intelligence services; and telecommunication and Internet service providers;

        - Aggressively grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

        - Leveraging our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services; and

        -   Expand our market presence by providing system integration services.

        INCREASE THE NUMBER AND PENETRATION OF GLOBAL IT SERVICES AND PRODUCTS CLIENTS

        We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $1 million in annual revenues

WIPRO LIMITED
--------------------------------------------------------------------------------

within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements.

        SUSTAIN/INCREASE OUR GLOBAL IT SERVICES AND PRODUCTS OPERATING MARGINS

        We intend to focus on sustaining/increasing our operating margins by:

        - increasing the revenue per IT professional by providing higher value added services;

        -   increasing the number of productized services;

        -   increasing the proportion of our fixed price contracts; and

        - increasing the proportion of our client work conducted offshore, which typically has higher operating margins.

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

GLOBAL IT SERVICES AND PRODUCTS

        Our Global IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide clients customized IT solutions to improve their competitiveness. Our IT services are focused on the following areas:

        -   Research and development services;

        -   Enterprise solutions; and

        -   Technology infrastructure support services.

        In our IT service offerings, we typically assume primary project management responsibility. We offer these services worldwide through a team of over 8,500 IT professionals and 37 offshore development centers.

        RESEARCH AND DEVELOPMENT SERVICES

        We provide product development services for both hardware and software systems that are implemented in computers and communications equipment. We acquired these skill sets from earlier research and development efforts in the design of computer

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        Our research and development services division accounted for 46%, 50% and 50% of Global IT Services revenue for the fiscal years ended March 31, 2000, March 31, 2001 and March 31, 2002.

        We have approximately 4,700 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

        Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. Two examples of projects we have completed for our clients are provided below:

        - Wireless communications software. A leading North-American telecommunications solution provider sought our services to help provide a wireless pre-paid solution to a large cellular service provider in North America that enables a mobile subscriber to pay in advance for a class of cellular service. The application communicates with Interactive Voice Response Units or IVR to replay announcements to subscribers. It interacts with middleware, for the real time billing of calls. The application also supports roaming subscribers. We helped define the requirements and the architecture for the entire solution. Our team then assumed complete responsibility for design, development, testing and deployment support of the application.

        - Data Networks. The client is a U.S. based networking company that sought our services to design application specific integrated circuits or ASICs for their edge router products. We designed various physical interface cards for their Internet Protocol switch product and developed the firmware, network management and protocol software for the switch.

        Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process controlled equipment. A representative client project is provided below:

        - Embedded software for Automotive Electronics. A leading European automotive equipment vendor sought our services for a complete Graphical User Interface or GUI based Human -- Machine Interface or HMI for its high-end driver information system. The client possessed the requisite hardware capabilities and had the discrete telematics functional modules such as the Global Positioning System or GPS and audio required for the driver information system. We provided the expertise of integrating these varied modules into a user-friendly ergonomic interface, designed in a manner that could be effortlessly extrapolated to fit diverse models and functionalities.

        Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers. A representative client project provided below:

WIPRO LIMITED
--------------------------------------------------------------------------------

        - Comprehensive Systems Integration. For a U.K. based telecommunications service provider, we provided comprehensive system integration services including development of the architecture of the solution, procurement and integration of various products, and development of necessary software and maintenance of the solution.

        ENTERPRISE SOLUTIONS

        We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 companies to meet their business requirements. We typically target these services to the Chief Information Officer of a company to provide them with a time-to-application advantage. Our enterprise solutions division accounted for 50%, 45% and 50% of our Global IT Services and Products revenues for the fiscal years ended March 31, 2000, March 31, 2001 and March 31, 2002.

        Our services include:

        E-commerce services. We offer solutions to help create the infrastructure and build and deliver applications for companies seeking to implement their e-commerce strategies. We offer our e-commerce services through our branded service, Net.profit, which enables our customers to rapidly deploy software applications so they can take advantage of new business opportunities and enhance profitability. Our e-commerce services include:

        - IT Architecting and Design. We help our clients analyze and choose hardware, software and tools needed to deliver a system that meets their business objectives. For example, we designed an Internet based ordering system for a travel instruments company in the United Kingdom and developed an implementation plan with resources required, schedules and deliverables.

        - Application Development. We work with our clients to develop applications around their existing or chosen architectures to meet their business requirements. For example, we developed an engineering procurement and construction portal for a leading U.S. based engineering construction company.

        - Legacy Web Integration. We help organizations with large existing investments in legacy systems to Internet enable a number of front-end applications such as customer queries. For example, for a leading Europe based securities firm, we re-engineered their one time payment system and their credit and risk management system to a web based system.

        - Web Security. We have developed a reliable and highly scalable security model, which we have branded WebSecure, which helps our clients integrate Internet security technologies with their business model. For instance, using WebSecure, we have developed a comprehensive security system for a leading U.S. based retail organization's extranet/intranet that can be accessed in multiple locations and that encompasses diverse platforms and applications.

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

        - Development. We offer our development services over a broad spectrum of technology areas that include client/server applications, object oriented software, Internet/intranet applications and mainframe applications. For example, for a U.S. based manufacturer of random access memory or RAM components, we developed a Global Planning and Scheduling application that allows the client to streamline its supply chain management capabilities, reduce operational costs and improve customer satisfaction through on-time deliveries.

        - Re-engineering. We study a client's business processes and existing systems and convert or redevelop them to meet their requirements. For example, for a large insurance company in the U.S. we transitioned their existing propriety life insurance policy administration system to a more flexible and scalable system.

        - Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example, for a large U.S. based Insurance company we have been providing IT services in the areas of Claims Processing Systems, Policy Processing Systems, Billing System, Agency System and Management Information Systems.

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision making processes. For example, for a large insurance company in the U.S. we designed and implemented a management information system in the claims processing area. Our solution included the generation of a range of analyses and reports on customer profitability, dealer performance and sales team performance.

        We focus our services on clients in selected industries to leverage our expertise and create greater efficiencies and faster delivery times. We primarily offer our services across the retail and utilities, financial services, and manufacturing, industries.

        TECHNOLOGY INFRASTRUCTURE SUPPORT SERVICES

        Our offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide Global IT Services and Products clients with high quality, 24 hour, seven day a week support services by leveraging our expertise in managing IT infrastructure for our clients in India. We formed this division at the end of 1998 and it accounted for 7% of Global IT Services and Products revenues for the year ended March 31, 2002. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.

        A few representative examples are provided below:

        - For a legislative body in Europe we provided consulting services in the area of IT infrastructure management. We continue to support the server, network operations and disaster recovery systems.

        - For a large investment banking company in the U.S., we provide remote infrastructure management services in the areas of database and web server administration from an offshore development centre in India.

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

        The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client's working environment with a dedicated facility and dedicated hardware and software infrastructure that replicate the client's facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client's onsite facilities and a secure working environment. We currently operate 37 offshore development centers. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from five to twelve years. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream. In addition, the ODC model has many features that are attractive to our clients, including:

        - A time difference between the client site and the ODC which allows a 24-hour work schedule for specific projects;

        -   The ability to quickly increase the scale of development operations;

        - Increased access to our large pool of highly skilled IT professionals located in India; and

        - Physical and operational separation from all other client projects, providing enhanced security for a client's intellectual property.

WIPRO LIMITED
--------------------------------------------------------------------------------

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

                                            NUMBER OF CLIENTS IN
                               ------------------------------------------------
                                 YEAR ENDED       YEAR ENDED       YEAR ENDED
PER CLIENT REVENUE($)          MARCH 31, 2000   MARCH 31, 2001   MARCH 31, 2002
---------------------          --------------   --------------   --------------
1-3 million .............            23               36               49
3-5 million .............             5               14                9
 >5 million .............            11               15               23
                                    ---              ---              ---
    Total ...............            39               65               81
                                    ===              ===              ===

        For the fiscal years ended March 31, 2001 and 2002 Global IT Services and Products largest client accounted for 8% and 7% of revenue from services of Global IT Services and Products and 5% and 5% of total revenues. For the same periods, Global IT Services and Products five largest clients accounted for 30% and 29% of Global IT Services and Products revenues, and 17% and 20% of total revenues.

        SALES AND MARKETING

        Our headquarters is located at Bangalore, India. We sell and market our Global IT Services and Products primarily through our direct sales force, with locations worldwide, including in the United States, France, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:

        -   by the vertical market segment in which the client's business is;

        -   a client is new or existing; and

        -   by the geographic region in which the client is located.

        We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel, with the appropriate software professionals and technical managers work together in analyzing potential projects and selling our expertise to potential clients.

        Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 67 to 99 personnel from March 31, 2001 to March 31, 2002. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

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

        These competitors are located internationally as well as in India. We expect that further competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

        - the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

        -   the price at which our competitors offer their services; and

        -   the extent to which our competitors can respond to a client's needs.

WIPRO LIMITED
--------------------------------------------------------------------------------

        We believe we compete favorably with respect to each of these factors and believe our success has been driven by quality leadership, our ability to create client loyalty and our expertise in targeted select markets.

INDIA AND ASIAPAC IT SERVICES AND PRODUCTS

        Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian market and provides clients with complete technology solutions. Our suite of technology services and products consists of the following:

        -   Enterprise products;

        -   Technology integration and management services; and

        -   Software solutions.

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

        Technology Integration and Management Services. We enable our customers to leverage our IT skills and expertise to maximize the return on their technology investments. We have over 20 years of experience and currently support over 150,000 systems with over 40,000 clients with approximately 1,500 IT professionals. Our offerings include:

        - Systems and network integration. Includes integration of computing platforms, networks, security and service provider systems. These services are typically bundled with sales of our computer products.

        - Availability services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

        - Managed IT services. Management and operation of IT infrastructure such as data centers on a day- to-day basis.

        - Professional services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.

        We supplement our in-house resources with approximately 110 franchisees, whom we train, and support for them to provide both Availability and Managed IT services. This allows us to grow our business substantially without proportionate increases in our personnel.

        Software Solutions. We provide software solutions to enable clients to effectively utilize IT systems to run their business more efficiently. Our solutions include e-services, e-security solutions, and enterprise application services. These services leverage our expertise developed by our enterprise solutions division of our global business segment.

        CLIENTS

        We provide products and services to clients in a variety of areas such as manufacturing, IT services, banking, public sector undertakings, as well as to the major stock exchanges of India. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2002, we had over 250 channel partners in over 100 cities in India. We have a diverse range of clients, none of whom account for more than 5% of our Indian IT Services and Products business segment revenues.

        SALES AND MARKETING

        We sell and market our products and services to major corporate clients through our direct sales force and to smaller corporate clients and retail clients through an extensive network of exclusive channel partners. Sales teams are organized according to industry sectors such as communications, finance, insurance and software. Compensation to our sales teams is comprised of salary

WIPRO LIMITED
--------------------------------------------------------------------------------

and additional compensation linked to the profit margins and collections that a particular sales team produces. Sales efforts are further supplemented through a corporate-wide web-based ordering system and a marketing team that assists in brand building and other corporate level marketing efforts. As of March 31, 2002, we had 235 employees in our sales and marketing staff.

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

        SALES AND MARKETING

        We sell and market our consumer care products primarily through our distribution network in India, that has access to one million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 26 sales offices located throughout India. We also have access to over 300,000 retail outlets for our lighting products.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

MARKETS AND SALES REVENUE

        Our revenues for the last three fiscal years by geographic areas are as follows:

                                                                 (In millions)
                          ----------------------------------------------------
                                       FISCAL YEAR ENDED MARCH 31,
                          ----------------------------------------------------
   GEOGRAPHIC AREA           2000          2001          2002            2002
----------------------    ----------    ----------    ----------        ------

India ................    Rs. 12,244    Rs. 12,464    Rs. 11,552        $  237
United States ........         6,522        11,431        12,689           260
Europe ...............         2,350         5,071         8,255           169
Rest of the World ....         1,711         1,821         1,486            30
                          ----------    ----------    ----------        ------
    Total ............    Rs. 22,827    Rs. 30,787    Rs. 33,982        $  696

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        As of March 31, 2002, Wipro Limited and its subsidiaries held 156 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has 981 trademark applications pending in India. We have four registered trademarks in Japan, two registered trademark in the United States, five community trademarks in the European Union and two trademark application, two service mark applications pending in the United States and one service mark application in Japan. It is uncertain whether we will obtain registration for these trademarks and service marks.

        We have three patent applications that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have three registered copyrights and thirteen pending copyright registrations in India. We also have nine designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

ORGANIZATIONAL STRUCTURE

        Wipro's subsidiaries and affiliates are provided in the table below.

                                                     COUNTRY OF      PERCENTAGE
                     NAME                          INCORPORATION   HELD BY WIPRO
        -----------------------------------        -------------   -------------
        Wipro Inc. ........................        United States        100%
        Enthink Inc.*......................        United States        100%
        Wipro Japan KK. ...................            Japan            100%
        Wipro Prosper Ltd. ................            India            100%
        Wipro Welfare Ltd. ................            India            100%
        Wipro Trademarks Holding Ltd. .....            India            100%
        Netkracker Ltd.**.................            India             79%
        Wipro e-Peripherals Ltd. ..........            India           33.8%
        Wipro GE Medical Systems Ltd. .....            India             49%
        -----------------------------------

        *  Wholly owned subsidiary of Wipro Inc.

        ** Name changed to Wipro Fluid Power Limited as of April 16, 2002.

FACILITIES

        Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have entered into an agreement to purchase approximately 1,500,000 square feet of land adjoining our corporate offices for future expansion plans. Additionally, our most significant leased and owned properties are listed in the table below.

        We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, and the United Kingdom. In addition, we have eight sales and marketing offices in the United States.

        We operate nine manufacturing sites, aggregating approximately 1,272,700 square feet and approximately 3,590,000 square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis one additional facility located in Waluj, India.

WIPRO LIMITED
--------------------------------------------------------------------------------

        Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

        We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

                                                                 BUILDING          LAND (1)
                                                              --------------    --------------   -----------------
                    LOCATION                                  APPROX. SQ.FT.    APPROX. SQ.FT.       OWNERSHIP
------------------------------------------------------        --------------    --------------   -----------------
SOFTWARE DEVELOPMENT FACILITIES
    Bangalore (M.G.Road), Karnataka ..................            56,000                --         Leased
    Bangalore (ITPL), Karnataka ......................            45,000                --         Leased
    Bangalore (Koramangala 1), Karnataka .............            48,000                --         Leased
    Bangalore (Koramangala 2), Karnataka .............            52,500            30,000         Owned
    Bangalore (Koramangala 3), Karnataka .............            13,249                --         Leased
    Bangalore (Madivala - 1), Karnataka ..............            48,000                --         Leased
    Bangalore (Madivala - 2), Karnataka ..............            74,800                --         Leased
    Bangalore (Madivala - 3), Karnataka ..............            70,000                --         Leased
    Bangalore (Electronic City 1), Karnataka .........           225,000           217,800         Long term lease
    Bangalore (Electronic City 2), Karnataka (2) .....           430,000           522,000         Owned
    Chennai, (Guindy), Tamil Nadu ....................            35,000            16,000         Owned
    Chennai (Sholinganalur), Tamil Nadu ..............           450,000           610,000         Owned
    Gurgaon, Haryana .................................             6,000                --         Long term lease
    Hyderabad (Madhapur), Andhra Pradesh .............           250,000           196,000         Long term lease
    London - United Kingdom ..........................            11,000                --         Leased
    New Mumbai (Belapur), Maharashtra ................           156,000                --         Long term lease
    Pune, (Hinjewadi), Maharashtra ...................           270,000         1,084,000         Long term lease
    Secunderabad (Begumpet), Andhra Pradesh ..........            40,000                --         Long term lease
    Phoenix, Arizona .................................             2,300                --         Leased
                                                               ---------         ---------
       TOTAL .........................................         2,282,849         2,675,800
    PROPOSED SOFTWARE DEVELOPMENT FACILITIES
    Bangalore (Electronic City 3), Karnataka .........           250,000           370,000         Owned
    Bangalore (Electronic City 4), Karnataka .........                --         2,178,000         Owned
    Hyderabad, Andhra Pradesh ........................           900,000         1,300,000         Long term lease
    Kolkata, West Bengal .............................           350,000           522,000         Long term lease
    New Mumbai (Vashi), Maharashtra ..................           250,000           166,000         Long term lease
                                                               ---------         ---------
       TOTAL .........................................         1,750,000         1,058,000
    FACTORIES
    Amalner, Maharashtra .............................           727,000         1,108,000         Owned
    Bangalore, Karnataka .............................            63,000           397,000         Owned
    Tumkur, Karnataka ................................           139,000           397,000         Owned
    Hindupur, Andhra Pradesh .........................            31,000           114,000         Owned
    Tambaram, Chennai ................................            90,000            80,000         Owned
    Mysore, Karnataka ................................            60,000           327,000         Owned
    Thirubhvanai, Pondicherry ........................            20,000           400,000         Owned
    Waluj, Aurangabad ................................           124,000           767,000         Long term lease
    Thatanchavadi, Pondicherry .......................            18,700                --         Owned
                                                               ---------         ---------
       TOTAL .........................................         1,272,700         3,590,000
------------------------------------------------------
(1)  Includes land owned or held pursuant to a long term lease.
(2)  Facility partially completed.

WIPRO LIMITED
--------------------------------------------------------------------------------

MATERIAL PLANS TO CONSTRUCT, EXPAND AND IMPROVE FACILITIES

        As of March 31, 2002, we have capital commitments of Rs. 241 million ($4.94 million) related to the construction or expansion of software development facilities. Additional expansion plans are currently intended to be funded by internal accruals.

LEGAL PROCEEDINGS

        Wipro Limited, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 164 through 178 in our Annual Report for the fiscal year ended March 31, 2002, and is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 164 through 178 in our Annual Report for the fiscal year ended March 31, 2002, and is incorporated herein by reference.

TREND INFORMATION

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 164 through 178 in our Annual Report for the fiscal year ended March 31, 2002 and is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        Our directors and executive officers, their respective ages and positions as of March 31, 2002 are as follows:

               NAME                         AGE                    POSITION
               ----                         ---                    --------
Azim H. Premji .........................    56    Chairman of the Board and Managing Director
Dr. Ashok Ganguly ......................    66    Director
P.S. Pai ...............................    59    Vice Chairman of the Board and Executive Officer
B.C. Prabhakar .........................    59    Director
Dr. Jagdish N. Sheth ...................    63    Director
Vivek Paul .............................    43    Vice Chairman of the Board and Executive Officer
Narayan Vaghul .........................    65    Director
Eisuke Sakakibara ......................    61    Director
P.M.Sinha ..............................    62    Director
Dileep K. Ranjekar .....................    51    Executive Vice President, Human Resources
Suresh C. Senapaty .....................    45    Executive Vice President, Finance
Suresh Vaswani .........................    42    President, Wipro Infotech
M.S. Rao ...............................    59    Managing Director, Wipro Fluid Power Limited
Vineet Agrawal .........................    40    Vice President, Mission Quality, Innovation, Brand and Corporate
                                                  Communication

        Azim H. Premji has been our Chairman of the Board and Managing Director since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University. Currently, he is also a director of Media Lab Asia.

WIPRO LIMITED
--------------------------------------------------------------------------------

        Dr. Ashok Ganguly has served as our Director since January 1999. He has also been Chairman of ICI India Limited since August 1996. From June 1980 to May 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997 he served as Director of Unilever NV and Plc. Currently, he is also on the boards of British Airways Plc, Technology Network (India) Pvt. Ltd., ICICI Knowledge Park Ltd., Mahindra & Mahindra Ltd., as well as on the Central Board of Directors of Reserve Bank of India and, most recently, Tata AIG Life Insurance Co. Ltd. Dr. Ganguly holds a B.Sc in Chemistry from Bombay University and an MS and Ph.D. from the University of Illinois.

        P.S. Pai has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Consumer Care and Lighting since January 1999 and served as Group President from July 1996 to December 1998. He significantly contributed to the brand building of Sunflower, Santoor, Wipro Shikakai, Wipro Baby Soft and Wipro Lighting products and also helped to build one of the largest distribution systems in the country. Mr. Pai holds a B. Engineering from Mysore University and Post Graduate Diploma in Industrial Engineering from IIT, Madras.

        B.C. Prabhakar has served as our director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

        Dr. Jagdish N. Sheth has served as our director since January 1999. He has been a professor at Emory University since July 1991. He has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr. Sheth holds a B. Commerce from Madras University, an M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

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

        Narayan Vaghul has served as our director since June 1997. He has been Chairman of the Board of ICICI Limited since September 1985. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Nicholas Piramal India, Ltd., Technology Network (India) Pvt. Ltd. and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Commerce in Banking from Madras University.

        Prof. Eisuke Sakakibara became a director of our company on January 1, 2002. He has been a Professor of Economics in Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971 and was the visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997 he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

        Priya Mohan Sinha became a director of our company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985, he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bharti Televentures and Lafarge India. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he also attended an Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

        M.S. Rao has served as President, Wipro Fluid Power since September 1992 and he became the Managing Director of Wipro Fluid Power Limited on March 1, 2002. He has also held other positions in our company since October 1973. Mr. Rao holds a B. Engineering and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

        Vineet Agrawal has served as Executive Corporate Vice President, Mission Quality, Innovation, Brand and Corporate Communication since January 2002 and has held other positions in our company since December 1985. Mr. Agrawal holds a B.Tech from IIT, New Delhi and an M.B.A. from Bajaj Institute of Management Studies, Mumbai.

COMPENSATION

DIRECTOR COMPENSATION

        Each of our non-employee directors receive an attendance fee of $41 (Rs. 2,000) for every Board and Committee meeting they attend. In the fiscal year ended March 31, 2002, we paid an aggregate of $82,546 (Rs. 4,030,750) to our non-employee directors. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate certain directors for consulting services they provide to us as under;

        1. Dr. Ashok Ganguly receives approximately $16,383 (Rs. 800,000) per year.

        2. Narayan Vaghul receives approximately $16,383 (Rs. 800,000) per year.

        3. Prof. Eisuke Sakakibara receives approximately $40,000 (Rs. 1,953,200) per year.

        4. Dr. Jagdish N. Sheth receives approximately $25,000 (Rs. 1,220,750) per year.

        5. P.M. Sinha receives approximately $20,479 (Rs. 1,000,000) per year.

        6. B.C. Prabhakar receives approximately $8,191 (Rs. 400,000) per year.

        As Prof. Eisuke Sakakibara and P.M. Sinha were appointed as Additional Directors with effect from January 1, 2002, they have been paid for the services rendered during the quarter ended March 31, 2002.

EXECUTIVE COMPENSATION

        The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2002 by our Executive Directors and members of our administrative, supervisory or management bodies.

                                             ANNUAL COMPENSATION
--------------------------------------------------------------------------------
                                        COMMISSION/
      NAME                    SALARY    INCENTIVES(1)   HOUSING(2)     OTHERS(3)
      ----                   --------   -------------   ----------     --------
Azim H. Premji ........      $ 43,006      $198,986      $ 24,575      $ 19,908
Vivek Paul ............       316,667       597,010            --        31,405
P.S. Pai ..............        77,412       198,986        28,015         2,894
Dileep K. Ranjekar ....        66,712        33,792         9,246         2,590
Suresh C. Senapaty ....        39,727        36,612        18,431         3,500
Vineet Agrawal ........        30,948        21,646         7,370         1,445
M.S. Rao ..............        50,830         6,700         9,043         2,375
Suresh Vaswani ........        45,175        19,058         6,307         4,239

        1. Azim H. Premji, Vivek Paul and P.S. Pai were paid commissions at the rate of 0.1%, 0.3% and 0.1%, respectively, on our net profits computed in accordance with the provisions of the Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

        2. The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2002.

WIPRO LIMITED
--------------------------------------------------------------------------------

        3. The figure includes a subsidy of $12,858 and $1,859, respectively, to Azim H. Premji and Suresh Vaswani, for interest payments on their independent housing loans. Long Term Compensation

                                                                LONG TERM COMPENSATION
                                   -------------------------------------------------------------------------------
                                                   NO. OF
                                                   EQUITY                     NO. OF
                                                    SHARE                       ADS
                                      DEFERRED     OPTIONS         GRANT      OPTIONS         GRANT     EXPIRATION
         NAME                      BENEFITS(1)(2)  GRANTED         PRICE      GRANTED         PRICE        DATE
--------------------------------   --------------  -------         -----      -------         -----     ----------
Azim H. Premji .................      $59,041           --            --           --            --            --
Vivek Paul .....................       47,500           --            --      100,000          36.4      Feb 2009
P.S. Pai .......................       12,607           --            --           --            --            --
Dileep K. Ranjekar .............        8,990           --            --           --            --            --
Suresh. C. Senapaty ............        8,299       12,500         32.48           --            --      Feb 2009
Vineet Agrawal .................        4,322       12,500         32.48           --            --      Feb 2009
M.S. Rao .......................        6,362           --            --           --            --            --
Suresh Vaswani .................        5,187       12,500         32.48           --            --      Feb 2009
--------------------------------

        1. Deferred benefits payable to Vivek Paul include contributions made by us to our deferred compensation plan and in the case of other employees, our contribution to the Provident Fund and Pension Fund. Under our pension plan, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as of the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji's base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

        2. In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lumpsum of $7,167 (Rs. 350,000) as a gratuity payment for each of our employees, other than Vivek Paul, at the time of separation, death, disability or retirement.

BOARD COMPOSITION

        Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2002, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors.

        The terms of each of our directors and their expiration dates are:

      NAME                     EXPIRATION OF CURRENT TERM OF OFFICE         TERM OF OFFICE
----------------------------   ------------------------------------     ----------------------
Azim H. Premji .............   December 31, 2002                        2 years
Vivek Paul .................   July 29, 2004                            5 years
P.S. Pai ...................   July 31, 2002                            8 months
Dr. Jagdish N. Sheth .......   Annual General Meeting 2003              Retirement by rotation
Dr. Ashok Ganguly ..........   July 18, 2002                            Retirement by rotation
B.C. Prabhakar .............   July 18, 2002                            Retirement by rotation
N. Vaghul ..................   July 18, 2002                            Retirement by rotation
Prof. Eisuke Sakakibara ....   July 18, 2002                            Retirement by rotation
P.M. Sinha .................   July 18, 2002                            Retirement by rotation

WIPRO LIMITED
--------------------------------------------------------------------------------

OPTION GRANTS

        There were no option grants to our Chairman and Managing Director in the fiscal years ended March 31, 2001 and 2002. Details of options granted to other senior management executives are reported elsewhere in this Item 6 in the section titled "Executive Compensation."

OPTION EXERCISES AND HOLDINGS

        Our Chairman and Managing Director did not exercise or hold any options during the fiscal year ended March 31, 2002. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 in the section titled "Share Ownership."

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

        We have entered into employment agreements with Azim H. Premji, P.S. Pai, Vivek Paul, Dileep K. Ranjekar, Suresh C. Senapaty, M. S. Rao, Suresh Vaswani and Vineet Agrawal. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

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

BOARD COMMITTEE INFORMATION

        AUDIT COMMITTEE

        Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. These matters include the recommendation of our independent auditors, the scope of our annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The Audit Committee comprises of the following three non-executive directors:

        Mr. N. Vaghul                        - Chairman of the Audit Committee

        Messrs P.M. Sinha and B.C. Prabhakar - Members of the Audit Committee.

        Compensation & Benefits Committee

        The Compensation and Benefits Committee of the Board of Directors, which was formed in 1987, determines the salaries, benefits and stock option grants for our employees, directors and other individuals compensated by our company. The Compensation and Benefits Committee also administers our compensation plans. The Compensation & Benefits Committee comprises of the following three non-executive directors;

        Mr. N. Vaghul                        - Chairman of the Compensation &
                                               Benefits Committee

        Messrs P.M. Sinha and B.C. Prabhakar - Members of the Compensation &
                                               Benefits Committee.

WIPRO LIMITED
--------------------------------------------------------------------------------

        EMPLOYEES

        As of March 31, 2002, we had over 13,800 employees, including over 9,400 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

        Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of the business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.

        RECRUITING

        We hire entry level graduates from both the top engineering and management universities in India as well as more experienced lateral hires from employee referral programs, advertisements, placement consultants, our website postings and walk- ins. To facilitate employee growth within Wipro Limited, all new openings are first offered to our current employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and get assigned to their new roles.

        TRAINING

        Each of our new recruits must attend a two week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 36 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions such as IIM Bangalore to provide special skillset training in areas such as project management to any of our IT professionals who choose to enroll. We also reserve a small percentage of these classes for our software programmer clients who meet the eligibility criteria.

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

SHARE OWNERSHIP

        The following table sets forth as of March 31, 2002, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2002. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

        The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2002. The number of shares presented in the table below includes equity shares underlying ADSs and ADS options. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on

WIPRO LIMITED
--------------------------------------------------------------------------------

March 29, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.83 per $1.00. The share numbers and percentages listed below are based on 232,465,689 equity shares outstanding as of March 31, 2002.

                                                  PERCENTAGE OF   EQUITY SHARES
                                 EQUITY SHARES    EQUITY SHARES    UNDERLYING
                                 BENEFICIALLY     BENEFICIALLY       OPTIONS         GRANT            DATE OF
        NAME                         OWNED            OWNED          GRANTED        PRICE($)        EXPIRATION
        ----                     -------------    -------------   -------------     --------      --------------
Azim H. Premji(1) ..........      195,375,610         84.05%              --             --                   --
P.S. Pai(2) ................          445,885            *            11,250          22.16       September 2005
                                                                       9,000          37.81            June 2006
Vivek Paul(3) ..............          198,850            *            18,750          21.86       September 2005
                                                                      27,000          51.65          August 2006
                                                                      54,000         41.375         October 2006
                                                                     100,000           36.4        February 2009
B.C. Prabhakar .............              290            *                --             --                   --
Dr. Jagdish Sheth ..........               --            --               --             --                   --
Dr. Ashok Ganguly ..........               --            --               --             --                   --
N. Vaghul ..................               --            --               --             --                   --
Prof. Eisuke Sakakibara ....               --            --               --             --                   --
P.M. Sinha .................               --            --               --             --                   --
Suresh C. Senapaty(4) ......           26,350            *             6,000          22.16       September 2005
                                                                       7,200          37.81            June 2006
                                                                       2,700         41.375         October 2006
                                                                      12,500          32.48        February 2009
Dileep K. Ranjekar(5) ......            6,300            *             6,000          22.16       September 2005
                                                                       7,200          37.81            June 2006
M.S. Rao(6) ................           53,800            *             3,000          22.16       September 2005
Vineet Agrawal(7) ..........           10,270            *             3,000          22.16       September 2005
                                                                       4,500          37.81            June 2006
                                                                      12,500          32.48        February 2009
Suresh Vaswani(8) ..........            9,350            *             5,250          22.16       September 2005
                                                                       5,850          37.81            June 2006
                                                                      12,500          32.48        February 2009

-------------

        (*)     Represents less than 1% of the shares.

        (1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 214,400 shares held by members of Mr. Premji's immediate family, 239,100 shares held jointly by Mr. Premji and members of his immediately family and 238,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. and 10,000 shares held by the Azim Premji Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 238,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. and 10,000 shares held by the Azim Premji Foundation Pvt. Ltd.

        (2) Includes 34,000 shares held by members of Mr. Pai's immediate family and shares held jointly by Mr. Pai and the Wipro Equity Reward Trust, or WERT, which may be transferred to the sole ownership of the WERT if Mr. Pai's

WIPRO LIMITED
--------------------------------------------------------------------------------

                employment is terminated prior to October 2002. Mr. Pai disclaims beneficial ownership of the shares held by members of his immediate family.

        (3) Includes shares held jointly by Mr. Paul and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Paul's employment is terminated. However, if Mr. Paul's employment is terminated for reasons other than legal, ethical or company policy violations, Mr. Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the Wipro Equity Reward Trust. Mr. Paul must exercise his right to receive these shares within three months from the date of his termination.

        (4) Includes shares held jointly by Mr. Suresh Senapaty and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Senapaty's employment is terminated prior to October 2002.

        (5) Includes shares held jointly by Mr. Ranjekar and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Ranjekar's employment is terminated prior to October 2002.

        (6) Includes shares held jointly by Mr. M.S. Rao and the WERT, which may be transferred to the sole ownership of the WERT if Mr. M.S. Rao's employment is terminated prior to October 2002.

        (7) Includes shares held jointly by Mr. Vineet Agrawal's and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Vineet Agrawal's employment is terminated prior to October 2003.

        (8) Includes shares held jointly by Mr. Suresh Vaswani and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Vaswani's employment is terminated prior to October 2003.

OPTION PLANS

        2000 ADS OPTION PLAN

        Our 2000 ADS option plan provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial U.S. tax treatment, and non-statutory stock options. The 2000 ADS option plan was approved by our Board of Directors in September 2000 and by our shareholders on April 26, 2000. Unless terminated sooner by the Board, the 2000 ADS option plan will terminate automatically in September 2010. A total of 1,500,000 ADSs, representing 1,500,000 equity shares, are currently reserved for issuance under the 2000 ADS option plan. All options under the 2000 ADS option plan will be exercisable for ADSs. Either our Board of Directors or a committee of our Board of Directors administers the 2000 ADS option plan. The committee has the power to determine the terms of the options granted, including the exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 2000 ADS option plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 2000 ADS option plan.

        The 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 ADS option plan may not exceed ten years. The 2000 ADS option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        If employment is terminated by death, disability or retirement, his or her restricted shares are transferred to the employee's legal heirs or continue to be held by the employee, as the case may be, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased.

        The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2002, the WERT holds 1,344,235 of our outstanding equity shares in its own name and holds 533,010 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 22,900 shares not yet jointly registered in the names of the WERT and participating employees.

WIPRO LIMITED
--------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2002, of each person or group known by us to own beneficially 5% or more of the outstanding equity shares.

        Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 232,465,689 equity shares outstanding as of March 31, 2002.

                              Class of      Number of Shares
Name of Beneficial Owner      Security   Beneficially Held 2001    % of Class
------------------------      --------   ----------------------    ----------
Azim H. Premji(1) .....        Equity         195,375,610            84.05
Hasham Traders ........        Equity          54,376,500            23.39
Prazim Traders ........        Equity          54,169,500            23.30
Zash Traders ..........        Equity          54,040,800            23.25

(1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 214,400 shares held by members of Mr. Premji's immediate family, 239,100 shares held jointly by Mr. Premji and members of his immediately family and 238,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd and 10,000 shares held by the Azim Premji Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 238,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. and 10,000 shares held by the Azim Premji Foundation Pvt. Ltd.

        Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2002, are held by approximately 2,390 holders of record in the United States.

        Our equity shares can be held by Foreign Institutional Investors, or FIIs, Overseas Corporate Bodies, or OCBs, and Non- resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently 5.12% of the Company's equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

WIPRO LIMITED TRANSACTIONS WITH ICICI VENTURE CAPITAL FUNDS

        On March 5, 2002, we entered into a Share Purchase Agreement with ICICI Venture Funds Management Company Limited (the investment manager of ICICI Information Technology Fund), pursuant to which we purchased 396,874 equity shares of Netkracker Limited, representing approximately 4% of Netkracker Limited's total equity outstanding, for aggregate consideration of $184,313 (Rs. 9,000,000).

WIPRO LIMITED
--------------------------------------------------------------------------------

        On March 5, 2002, we entered into an Agreement to Sell with ICICI Venture Funds Management Company Limited for the purchase of 1,354,206 equity shares of Netkracker Limited held by ICICI Global Opportunities Fund, representing approximately 15% of the total equity outstanding of Netkracker Limited, for aggregate consideration of $430,063 (Rs. 21,000,000).

        With the completion of above two transactions, our shareholding in the equity capital of Netkracker Limited will be 98%.

EMPLOYMENT AND INDEMNIFICATION AGREEMENTS

        We have entered into employment agreements with Azim H. Premji, P.S. Pai, Vivek Paul, Dileep Ranjekar, Suresh Senapaty, M.S. Rao, Suresh Vaswani and Vineet Agrawal. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

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

        The tenure of Mr. P.S. Pai as Vice Chairman of Wipro Limited ended on November 30, 2001. Subject to the approval of the shareholders, the Board of Directors, with Mr. Pai abstaining, re-appointed Mr. P.S. Pai as Vice Chairman of Wipro Limited until July 31, 2002. The remuneration payable to Mr. P.S. Pai during the period from December 1, 2001 to July 31, 2002 would be the same as that paid to Mr. Pai in the preceding period. Mr. Pai is entitled to a salary of Rs. 190,000 ($3,891) per month. Mr. Pai shall also be entitled to certain perquisites including: housing; medical expense reimbursement, paid vacation, health club fees, personal accident insurance, provident fund/pension, gratuity, personal automobile and chauffeur, and residential telephone.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The following financial statements and the auditors' report appearing on pages 185 through 210 of our Annual Report for the fiscal year ended March 31, 2002, are incorporated herein by reference:

        -   Independent Auditors' Report.

        -   Consolidated Balance Sheets as of March 31, 2001 and 2002.

        - Consolidated Statements of Income for the years ended March 31, 2000, 2001 and 2002.

        - Consolidated Statements of Stockholders' Equity and comprehensive income for the years ended March 31, 2000, 2001 and 2002.

        - Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002.

        -   Notes to the Consolidated Financial Statements.

        Our Annual Report for fiscal 2002, except for those portions which are expressly incorporated by reference in this filing, is furnished for the information of the Securities and Exchange Commission and is not to be deemed as filed as a part of this Annual Report on Form 20-F.

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

        For the years ended March 31, 2000, 2001 and 2002 we paid cash dividends of Rs. 0.30, Rs. 0.30 and Rs. 0.50 ($0.01) per equity share, respectively. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

EXPORT REVENUE

        For the fiscal year ended March 31, 2002, we generated Rs. 21,912 million, or 64% of our total revenues, from the export of our products and services out of India.

WIPRO LIMITED
--------------------------------------------------------------------------------

SIGNIFICANT CHANGES

        None.

ITEM 9. THE OFFER AND LISTING

PRICE HISTORY

        Our equity shares are traded on The Stock Exchange, Mumbai or BSE, The Bangalore Stock Exchange, or BGSE, The National Stock Exchange of India Limited, or NSE, The Cochin Stock Exchange Ltd., The Kolkata Stock Exchange Association Ltd., The Stock Exchange-Ahmedabad, The Delhi Stock Exchange Association Ltd., in India, or collectively, the Indian Stock Exchanges. A significant portion of our equity shares are traded on the BSE and the NSE. Our American Depository Shares as evidenced by American Depository Receipts, or ADRs are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol "WIT". Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

        As of March 31, 2002, we had 232,465,689 issued and outstanding equity shares. As of March 31, 2002, there were approximately 2,390 record holders of ADRs evidencing 2,587,080 ADSs (equivalent to 2,587,080 equity shares). As of March 31, 2002, there were approximately 56,879 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

        The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. Stock prices per share have been restated to reflect a 5 for 1 stock split in 1999.

                                         BSE                                          NSE                            NYSE
                     ------------------------------------------    ----------------------------------------    ------------------
                                PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE             PRICE PER ADS
FISCAL YEAR          ------------------------------------------    ----------------------------------------    ------------------
ENDED MARCH 31,      HIGH (RS.)  LOW (RS.)  HIGH ($)    LOW ($)    HIGH (RS.)  LOW (RS.)  HIGH ($)  LOW ($)    HIGH ($)   LOW ($)
---------------      ----------  ---------  --------    -------    ----------  ---------  --------  -------    --------   -------
2002                    1,965        764      40.24      15.64       1,945        759      39.83     15.54      44.00      16.99
2001                    5,919      1,295     126.34      27.64       5,924      1,327     126.45     28.32      68.43      31.05
2000                    9,800        616     224.51      14.11      10,350        604     237.11     13.91         --         --
1999                      871        153      20.49       3.60         880        150      20.71      3.54         --         --
1998                      162         75       4.11       1.90         158         73       4.01      1.85         --         --

                                         BSE                                          NSE                            NYSE
                     ------------------------------------------    ----------------------------------------    ------------------
                                PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE             PRICE PER ADS
                     ------------------------------------------    ----------------------------------------    ------------------
QUARTER ENDED        HIGH (RS.)  LOW (RS.)  HIGH ($)    LOW ($)    HIGH (RS.)  LOW (RS.)  HIGH ($)  LOW ($)    HIGH ($)   LOW ($)
---------------      ----------  ---------  --------    -------    ----------  ---------  --------  -------    --------   -------
June 30, 2001           1,806        764      38.35      16.22        1868        759      39.66     16.11      39.00      18.11
September 30, 2001      1,566        815      32.69      17.01       1,565        802      32.67     16.74      34.80      16.99
December 31, 2001       1,965        841      40.70      17.42       1,974        812      40.89     16.82      42.75      18.75
March 31, 2002          1,889      1,550      38.68      31.74       1,894      1,461      38.78     29.92      44.00      31.00

                                         BSE                                          NSE                            NYSE
                     ------------------------------------------    ----------------------------------------    ------------------
                                PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE             PRICE PER ADS
                     ------------------------------------------    ----------------------------------------    ------------------
QUARTER ENDED        HIGH (RS.)  LOW (RS.)  HIGH ($)    LOW ($)    HIGH (RS.)  LOW (RS.)  HIGH ($)  LOW ($)    HIGH ($)   LOW ($)
---------------      ----------  ---------  --------    -------    ----------  ---------  --------  -------    --------   -------
June 30, 2000           5,919      1,474     132.42      32.98       5,924      1,474     132.53     32.98         --         --
September 30, 2000      3,060      1,852      65.45      39.61       3,099      1,856      74.22     39.70         --         --
December 31, 2000       3,074      1,295      65.61      27.64       3,071      1,327      65.55     28.32      65.75      31.05
March 31, 2001          2,637      1,295      56.29      27.64       2,640      1,327      56.35     28.32      53.60      31.05

                                         BSE                                          NSE                            NYSE
                     ------------------------------------------    ----------------------------------------    ------------------
                                PRICE PER EQUITY SHARE                        PRICE PER EQUITY SHARE             PRICE PER ADS
                     ------------------------------------------    ----------------------------------------    ------------------
SIX MONTHS ENDED     HIGH (RS.)  LOW (RS.)  HIGH ($)    LOW ($)    HIGH (RS.)  LOW (RS.)  HIGH ($)  LOW ($)    HIGH ($)   LOW ($)
----------------     ----------  ---------  --------    -------    ----------  ---------  --------  -------    --------   -------
October 30, 2001        1,198        841      24.93      17.50       1,199        812      24.95     16.90      24.80      18.75
November 30, 2001       1,563      1,010      32.57      21.05       1,563      1,010      32.57     21.05      35.73      21.20
December 31, 2001       1,965      1,425      40.70      29.52       1,974      1,421      40.89     29.43      42.75      33.82
January 30, 2002        1,864      1,460      38.38      30.06       1,875      1,461      38.61     30.06      44.00      31.00
February 28, 2002       1,765      1,565      36.19      32.09       1,785      1,562      36.60     32.03      38.14      34.00
March 31, 2002          1,889      1,550      38.68      31.74       1,894      1,550      38.18     31.74      43.25      36.75

(1) Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.adrwise.com.

WIPRO LIMITED
--------------------------------------------------------------------------------

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

        TRADING PRACTICES AND PROCEDURES ON THE INDIAN STOCK EXCHANGES

        The BSE and NSE together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through on-line execution. These two stock exchanges handle over 100,000 trades per day with 21 volumes in excess of Rs. 20 billion. Trading is done on a three-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to `net out' their transactions and must trade on a delivery basis.

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

        Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. Currently, we have nine directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

        Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director's interest in any such transaction shall be reported at the next meeting of shareholders.

        The remuneration payable to our directors may be fixed by the Board of Directors in accordance with provisions prescribed by the Government of India.

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        - To carry on research and development activities on all aspects related to products business and objects of our company.

        - To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves any other conveniences or erection suitable for any of the purpose of our company.

        - To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil- merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

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

        - To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, or all or any of the purposes within the objects of our company.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        VOTING RIGHTS

        At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman of the Board has a deciding vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

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

        LIQUIDATION RIGHTS

        Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

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

        ALTERATION OF SHAREHOLDER RIGHTS

        Under the Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation is contained in the memorandum or articles of the company, or in the absence of any such provision in the memorandum or articles, if such variation is not prohibited by the terms of issue of the shares of that class.

        Under the Companies Act, the Articles may be altered only by way of a special resolution.

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders' consent, our Board of Directors appoint a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

        LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

        The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities imposed by Indian law are discussed in Item 10 of this Annual Report, under the section titled "Currency Exchange Controls" and is incorporated herein by reference.

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

        As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (a) such information as is contained in such notice of meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holders ADRs and (c) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        DISCLOSURE OF OWNERSHIP INTEREST

        Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depositary.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

        TAKEOVER CODE AND LISTING AGREEMENTS

        Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a publicly-listed Indian company a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

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

        An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates to 5% and 10% of the voting rights. The creeping acquisition limits provided under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 have been increased from 5% to 10% effective October 24, 2001. This covers the period ending September 30, 2002 subject to review by the Board of SEBI.

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

MATERIAL CONTRACTS

        Not applicable.

CURRENCY EXCHANGE CONTROLS

        Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999. The Foreign Direct Investment Scheme under the Reserve Bank's Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government and if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRI or OCB are permitted to transfer shares or convertible debentures of Indian company to other NRI or OCB.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

        The Reserve Bank of India or RBI, has issued a notification directing that Indian companies may utilize up-to 100 percent of proceeds realized from the sale of ADSs for overseas investments.

        In February 2002, the RBI issued a circular stating that the terms of Regulation 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No.FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

        The Operative Guidelines for the limited two-way fungibility under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

        These guidelines provide that a re-issuance of ADSs/GDSs are permitted to the extent of ADSs/GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS, (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; and (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares.

        Procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of "Head Room" (i.e. the number of ADSs/GDSs originally issued minus number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) After the purchase, the Indian broker places the domestic shares with the Custodian; (iv) Custodian advises the overseas depository on the custody of domestic shares and to issue corresponding ADSs/GDSs to the Investor; and (v) the overseas depository issues ADSs/GDSs to the Investor.

FOREIGN DIRECT INVESTMENT

        In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. six billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. six billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs.These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In March 2000, the RBI issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

INVESTMENT BY NON-RESIDENT INDIANS AND OVERSEAS CORPORATE BODIES

        A variety of special facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs, and to overseas corporate bodies, or OCBs. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed $100 million or its equivalent in a financial year.

INVESTMENT BY FOREIGN INSTITUTIONAL INVESTORS

        In September 1992, the Government of India issued guidelines which enable foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/ institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI's general permission enable the registered FII to: buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; realize capital gains on investments made through the initial amount invested in India; subscribe or renounce rights offerings for shares; appoint a domestic custodian for custody of investments held; and repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

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

        TAXATION OF DISTRIBUTIONS. The Income Tax Act, as amended by the Finance Act, 2002, treats dividend payments as income. There is a withholding tax of 10.5% (including any applicable surcharges) for dividend payments. However, there is no withholding tax, if the dividend paid to individual resident shareholders does not exceed Rs. 1,000 in the fiscal year in question. A higher withholding tax, at a rate not exceeding 21% (including the applicable surcharge), is imposed when a dividend is paid to non-residents on equity shares subscribed to or purchased on a convertible foreign exchange. In all other cases the withholding rate of taxation is 42% (including applicable surcharges) for foreign companies and 31.5% (including applicable surcharges) in the case of other non-resident shareholders. A lower rate applies if dictated by tax treaty.

WIPRO LIMITED
--------------------------------------------------------------------------------

        Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

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

        - Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10.5% Short term capital gains on such a transfer will be taxed at graduated rates with a maximum of 31.5%, including the applicable surcharge.

        - Long term capital gains realized by an individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 10.5%.

        - Long term capital gains realized by non-resident corporate holders upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10%.

        - Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 42% in case of foreign companies, and 31.5% including the applicable surcharge in the case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

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

        If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10.5%. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

        It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other

WIPRO LIMITED
--------------------------------------------------------------------------------

rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 42% in case of a foreign company and 31.5%, including the applicable surcharge, in case of resident employees and non-resident individuals with taxable income over Rs. 150,000.

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

WIPRO LIMITED
--------------------------------------------------------------------------------

        Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax- free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

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

        A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

        - such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.; or

        - in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

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

        Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

        - 75% or more of its gross income for the taxable year is passive income;

            or

        - on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

WIPRO LIMITED
--------------------------------------------------------------------------------

        We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

        - pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

        - if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

        - if the equity shares are "marketable" and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

DOCUMENTS ON DISPLAY

        This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

        -   Judiciary Plaza
            450 Fifth Street, N.W.
            Room 1024
            Washington, D.C. 20529, and

        -   Northwestern Atrium Center
            500 West Madison Street
            Suite 1400
            Chicago, Illinois 60661-2511

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

        Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjapur Road, Bangalore, Karnataka, 560035, India.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        This information is available in the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operation" on pages 164 through 178 in our Annual Report for fiscal 2002 and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

WIPRO LIMITED
--------------------------------------------------------------------------------

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

        On October 19, 2000, we completed our initial U.S. public offering, or U.S. IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' over allotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares) at a public offering price of $41.375 per American Depositary Share pursuant to a registration statement, filed on Form F-1 (File No. 333-46278) filed with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to the Company (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the U.S. IPO. We paid underwriting discounts and commissions of approximately $5,888,180. A significant portion of other expenses incurred in connection with our U.S. IPO were reimbursed by the Depositary. Accordingly, the net proceeds from the offering after underwriting discounts and commissions is approximately $124,960,258. The net proceeds from the offering have been invested in highly liquid money market instruments. As of March 31, 2002, none of the net proceeds from the offering had been used.

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        This information is available in the section titled "Audited Financial Statements" on pages 185 through 210 in our Annual Report for fiscal 2002 and is incorporated herein by reference.

WIPRO LIMITED
--------------------------------------------------------------------------------

                                    PART III

ITEM 19.  EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
------    -----------
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

*10.3     Wipro Equity Reward Trust.

*10.4     2000 ADS Option Plan.

*10.5     Form of Indemnification Agreement.

*10.6 Asset Credit Scheme Loan between Wipro Limited and ICICI Limited, dated September 19, 1996, as amended.

*10.7 Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of Wipro Net Limited, dated December 28, 1999.

*10.8     Option Agreement between Wipro Limited and ICICI Limited, dated
          December 28, 1999.

*10.9     Pledge Agreement by Azim H. Premji and ICICI Limited, dated December
          28, 1999.

 13.1     Wipro Limited Annual Report for Fiscal 2002.

*21.1     List of Wipro's subsidiaries.

 99.1     Proxy Information Statement to holders of American Depositary
          Shares.

 99.2     Proxy Information Statement to holders of Equity Shares.

 99.3     Proxy Form to holders of American Depositary Shares.

 99.4     Proxy Form to holders of Equity Shares.

---------------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

WIPRO LIMITED
--------------------------------------------------------------------------------

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                          For Wipro Limited

                                          /S/ Azim H. Premji
                                          --------------------------------------
Bangalore, India                          Azim H. Premji,
June 5, 2002                              Chairman and Managing Director


                                          /S/ Suresh C. Senapaty
                                          --------------------------------------
                                          Suresh C. Senapaty,
                                          Executive Vice President, Finance

                                 EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
------      -----------
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

*10.3     Wipro Equity Reward Trust.

*10.4     2000 ADS Option Plan.

*10.5     Form of Indemnification Agreement.

*10.6 Asset Credit Scheme Loan between Wipro Limited and ICICI Limited, dated September 19, 1996, as amended.

*10.7 Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of Wipro Net Limited, dated December 28, 1999.

*10.8     Option Agreement between Wipro Limited and ICICI Limited, dated
          December 28, 1999.

*10.9     Pledge Agreement by Azim H. Premji and ICICI Limited, dated December
          28, 1999.

 13.1     Wipro Limited Annual Report for Fiscal 2002.

*21.1     List of Wipro's subsidiaries.

 99.1     Proxy Information Statement to holders of American Depositary
          Shares.

 99.2     Proxy Information Statement to holders of Equity Shares.

 99.3     Proxy Form to holders of American Depositary Shares.

 99.4     Proxy Form to holders of Equity Shares.

---------------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.