Form 20-F
period 2003-03-31
WIPRO LTD
filed 2003-06-09
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2003

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)

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

Not Applicable

(Title of Class)

     Indicate the number of each of the issuer’s classes of capital or common stock as of the class of the period covered by the Annual Report. 232,563,992 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒         No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     ☐    Item 18    ☒

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or Pound Sterling are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or tradenames used in this Annual Report on Form 20-F are the property of the respective owners.

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 47.53 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

              Not applicable.

Item 2. Offer Statistics and Expected Timetable

              Not applicable.

Item 3. Key Information

Summary of Selected Consolidated Financial Data

     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2003 and selected consolidated balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

(In millions, except share data)

	Year ended March 31,

	1999		2000		2001		2002		2003		2003

											Convenience
											translation into
											US $
											(Unaudited)
Consolidated statements of Income data :
Revenue:
Services	Rs.	7,496	Rs.	11,719	Rs.	19,617	Rs.	23,467	Rs.	32,480	$683
Products		10,236		11,109		11,026		10,006		10,369	218

Total		17,732		22,828		30,643		33,473		42,849	902
Cost of Revenues :
Services		4,737		7,121		10,410		12,608		18,847	397
Products		8,068		8,961		8,507		8,053		8,329	175

Total		12,805		16,082		18,917		20,661		27,176	572
Gross Profit		4,927		6,746		11,726		12,812		15,673	330
Operating expenses :
Selling, general and administrative expenses		(3,119)		(3,252)		(4,596)		(4,359)		(6,193)	(130)
Amortization of intangible assets		—		—		—		—		(166)	(3)
Other operating income/(expenses)		137		124		424		(11)		172	4

Operating Income		1,945		3,618		7,554		8,442		9,486	200
Gain/(loss) on sale of stock by affiliates, including direct issue of stock by affiliate		—		412		—		—		—	—
Other income/(expense), (net)		(282)		(284)		87		838		718	15
Income taxes		(179)		(525)		(1,150)		(1,016)		(1,342)	(28)

Income before share of equity in earnings of affiliates		1,484		3,221		6,491		8,264		8,862	186
Equity in earnings of affiliates		96		113		(53)		147		(355)	(7)
Minority interest(6)		—		—		—		—		(30)	(1)

Income from continuing operations	Rs.	1,580	Rs.	3,334	Rs.	6,438	Rs.	8,411	Rs.	8,477	$178

(In millions, except share data)

	Year ended March 31,

	1999		2000		2001		2002		2003		2003

											Convenience
											translation into
											US $
											(Unaudited)
Earnings per share from continuing operations :
Basic		6.94		14.63		28.07		36.39		36.66	0.77
Diluted		6.94		14.58		27.84		36.33		36.60	0.77
Cash dividend per equity share		0.30		0.30		0.30		0.50		1.00	0.02
Additional data :
Revenue by Segment
Global IT Services and Products(1)	Rs.	6,359	Rs.	10,206	Rs.	17,390	Rs.	22,234	Rs.	28,250	594
IT-Enabled Services		—		—		—		—		1,614	34
India and Asia-Pac IT Services and Products		7,165		8,090		8,644		6,950		8,041	169
Consumer Care and Lighting		3,402		3,151		3,144		2,939		2,942	62
HealthScience		—		—		707		630		906	19
Others		806		1,381		758		720		1,096	23

Total	Rs.	17,732	Rs.	22,828	Rs.	30,643	Rs.	33,473	Rs.	42,849	$902

Operating Income by Segment(2)
Global IT Services and Products	Rs.	1,493	Rs.	2,909	Rs.	6,015	Rs.	7,578	Rs.	8,090	$170
IT-Enabled Services		—		—		—		—		247	5
India and Asia-Pac IT Services and Products		283		460		825		578		539	11
Consumer Care and Lighting		442		485		450		404		422	9
HealthScience		—		—		62		47		(4)	—
Others		(108)		92		9		25		204	4
Reconciling items(5)		(165)		(328)		193		(190)		(12)	—

Total	Rs.	1,945	Rs.	3,618	Rs.	7,554	Rs.	8,442	Rs.	9,486	$200

Transitional disclosures pertaining to adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
Income from continuing operations, as reported		—		—	Rs.	6,438	Rs.	8,411	Rs.	8,477	$178
Add : Amortization of goodwill		—		—		45		175		—	—
Income from continuing operations, adjusted		—		—		6,483		8,586		8,477	178
Earnings per share : Basic Continuing operations, as reported		—		—		28.07		36.39		36.66	0.77
Add : Amortization of goodwill		—		—		0.20		0.76		—	—
Continuing operations, adjusted		—		—		28.27		37.15		36.66	0.77
Earnings per share : Diluted Continuing operations, as reported		—		—		27.84		36.33		36.60	0.77
Add : Amortization of goodwill		—		—		0.20		0.76		—	—
Continuing operations, adjusted		—		—		28.04		37.09		36.60	0.77
Consolidated Balance Sheet Data :
Cash and Cash equivalents	Rs.	637	Rs.	784	Rs.	5,623	Rs.	7,377	Rs.	14,096	$297
Working Capital(4)		(210)		1,925		11,216		18,495		20,992	442
Total assets		10,702		12,678		26,187		33,639		42,781	900
Total debt, including preferred stock(3)		3,252		1,804		1,768		291		604	13
Total stockholders equity		2,648		6,687		19,081		27,457		35,431	745

Notes:

1.	Revenues of Global IT Services and Products for the years ended March 31, 2002 and 2003 include revenue from sales of products of Rs. 955 million and Rs. 80 million.

2.	The operating income of segments for the years ended March 31,1999 and 2000 includes net interest income received on interbusiness segment loans of Rs. 178 million and Rs. 207 million. The net interest income has been eliminated through reconciling items.

3.	Total debt for the years ended March 31, 1999 and 2000 include preferred stock of Rs. 250 million.

4.	Working capital for the year ended March 31, 1999 includes Rs. 856 million of net liabilities of the discontinued financial services business.

5.	In the operating income by segment, amortization of goodwill is included in reconciling items.

6.	Minority interest represents the share of minority in the profits of Spectramind and Wipro Healthcare IT. The minority interest was acquired in the year ended March 31, 2003.

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

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End		Average		High		Low

1999	Rs.	42.50	Rs.	42.27	Rs.	43.60	Rs.	39.41
2000		43.65		43.46		43.75		42.50
2001		46.85		45.88		47.47		43.63
2002		48.83		47.81		48.91		46.58
2003		47.53		48.36		49.07		47.53

On June 2, 2003, the noon buying rate in the city of New York was Rs. 47.15.

The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low

December 2002	Rs.	48.32	Rs.	47.96
January 2003		48.10		47.83
February 2003		47.92		47.65
March 2003		47.85		47.53
April 2003		47.46		47.34
May 2003		47.35		46.85

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

RISK FACTORS

Risks Related to our Company

     Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenues;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

     Approximately 60% of our total operating expenses in our services business of Global IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

     Our net income decreased 3% in fiscal 2003 as compared to fiscal 2002. Our net income increased 29% in fiscal 2002 as compared to fiscal 2001. As we continue to experience declines in demand, pricing pressures for our services and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. During fiscal 2003, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

     We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational,communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.

     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

     Intense competition in the market for IT services could affect our cost advantages, and, as a result, decrease our revenues.

     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

     The current economic downturn may negatively impact our revenues and operating results.

     Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients have also negatively impacted our operating results. If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected, which may result in lower gross and operating profits.

     The recent rapid economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

     Approximately 64% of our Global IT Services and Products revenues are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. In addition, terrorist attacks in the United States and the recent conflict in Iraq have disrupted normal business practices for extended periods of time, reduced business confidence and increased performance pressures on U.S. companies. As a result, several clients have delayed purchase orders with us. Continued, or more severe, terrorist attacks in the United States could cause clients in the U.S. to further delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

     We have been expanding the nature and scope of our engagements and added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

     Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services.

Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders’ investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

     Our Global IT Services and Products service revenues depend to a large extent on a small number of clients, and our revenues could decline if we lose a major client.

     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenues from a limited number of corporate clients. Transco, our largest client for the three months ended March 31, 2002 and 2003, accounted for 7% and 9% of our Global IT Services and Products revenues, respectively. For the same periods, our ten largest clients accounted for 40% of our Global IT Services and Products revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenues and profitability could be reduced. We continually strive to reduce our dependence on revenues from services rendered to any one client.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-l visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Immigration and Naturalization Service has increased the level of scrutiny in granting visas to people of Southeast Asian origin. This restriction and any other changes in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of March 31, 2003, the majority of our personnel in the United States held H-1B visas (683 persons) or L-1 visas (1150 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-l visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-l petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenues to decline.

     Approximately 35% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The recent rapid economic slowdown in the U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

     Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

     We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenues.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     Currently, we have software development facilities in six countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in Southeast Asia may face difficulty resulting from the current outbreak of Severe Acute Respiratory Syndrome or SARS. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

     Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

     Some of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

     Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

     The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including :

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.

     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholder’s ownership and cause us to incur debt or assume contingent liabilities.

     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages.

     Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the Financial Accounting Standards Board and the International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected.

     Risks Related to Investments in Indian Companies

     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India,

Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2002 and 2003, without accounting for double taxation treaty set-offs, our tax benefits were Rs. 2,862 million and Rs. 2,820 million from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 subjects ten percent of all income derived from services located in “Software Technology Parks” to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1,2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Political instability or changes in the Indian government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. Although we believe that it is more likely than not that the process of economic liberalization will continue, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. If, under these exceptions, the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, that would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement granting automatic approval for acquisitions of companies organized outside India with a transaction value of up to $100 million and :

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $ 100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

     It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

     We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

     We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our Company.

     Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

     Risks Related to the ADSs

     Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

     Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

     An active or liquid trading market for our ADSs is not assured.

     An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

     Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

     Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

     An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

     Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

     ADS holders may be restricted in their ability to exercise voting rights.

     At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

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

     Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology or IT services, IT products and Consumer Care & Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2003, 94% of our operating income was generated from our IT business segments. For the same period, Global IT Services and Products represented 85% of our operating income, India and Asia-Pac IT Services and Products represented 6% of our operating income and IT-Enabled Services represented 3% of our operating income.

     In October 2000, we raised gross aggregate proceeds of approximately $ 131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange.

     We incurred capital expenditure of Rs. 2,626 million, Rs. 2,439 million and Rs. 2,529 ($53.21 million) during the fiscal years ended March 31, 2001, 2002 and 2003, respectively. These capital expenditures were primarily incurred on new software development facilities for our Global IT Services and Products business segment.

Business Overview

     We are a leading Global IT services company. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services. In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

     We have five principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. Our Global IT Services segment accounted for 67% of our revenue and 85% of our operating income for the year ended March 31, 2003.

•	IT - Enabled Services. We are a leading India-based business process outsourcing and remote processing service provider. We provide direct customer interaction services, data processing and web-based services to clients in North America and Europe. We provide these services through our subsidiary Wipro Spectramind Services Private Limited, or Spectramind, which we acquired in July 2002. Spectramind accounted for 4% of our revenue and 3% of our operating income for the year ended March 31, 2003.

•	India and Asia-Pac IT Services and Products. Our India and Asia-Pac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 19% of our revenue and 6% of our operating income for the year ended March 31, 2003.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. This business segment accounted for 7% of our revenue and 4% of our operating income for the year ended March 31,2003.

•	HealthScience. In April 2002, we established this new business segment to address the IT requirements of the emerging healthcare and life sciences market. Wipro Biomed, which has historically been reported in Others, is now included in the HealthScience segment. This business segment did not account for a significant portion of our revenue and operating income for the year ended March 31, 2003.

Industry Overview

IT Services

     In a challenging global business environment, the role of IT in transforming businesses and economies has been widely recognized. The recent shift in the role of IT from merely supporting business to transforming business, driving productivity gains and creating new business models has increased the importance of IT to the success of companies worldwide. Current macroeconomic conditions have resulted in a shift in the IT spending of companies towards IT services because IT services enable companies to realize greater value from their existing IT infrastructure and realize productivity gains. The focus for companies is on objective factors such as:

•	Realizing a defined return on investment on their IT spending;

•	Realizing measurable cost efficiencies;

•	Reducing the cycle time of introducing new software applications, commonly known as time-to-application advantage; and

•	Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage.

     As a result of the global economic downturn in 2001 and 2002, many companies have reduced their IT budgets. In October 2002, the Gartner 2002 IT Spending and Staffing Survey estimated that worldwide IT spending would decline 7% in 2002 and remain constant in 2003. Even in this difficult economic environment, however, companies continue to view technology as a critical source of competitive advantage and the long-term growth prospects for IT services continues to remain positive. According to a March 2003 report, International Data Corporation, or IDC, estimates that the global IT services market will grow from approximately $354 billion in 2002 to approximately $490 billion by 2007, reflecting a compound annual growth rate, or CAGR, of 6.7%. The market for research and development services is also estimated to be comparable in size. The United States National Science Foundation estimates that research and development expenditure in the United States, the largest market, was approximately $300 billion for 2001.

     Reflecting current macroeconomic conditions, companies are focused on optimizing operating costs of IT departments, leveraging their existing IT infrastructure and realizing defined returns on IT investments. Companies are increasingly using external professional services as an effective tool to meet their IT requirements. Outsourcing IT requirements enable companies to lower operating costs, realize productivity gains and convert a portion of their fixed costs into variable costs. By deploying high-speed communications equipment, companies can access skilled IT services from remote locations to meet their complex IT requirements in a cost-effective manner.

     According to IDC, as an extension of this trend of outsourcing, many IT services functions are moving to India, Russia, and even Ireland and Canada at an increasing rate. According to an August 2002 Gartner report, 79% of large U.S. corporations are currently engaged in offshore outsourcing, while the remaining 21% plan to engage in offshore outsourcing within the subsequent 12 months. Leading global IT services companies are facilitating this trend.

     The India Advantage. According to a survey of U.S. software service vendors conducted by the World Bank, India is one of the leading offshore destinations for companies seeking to outsource software development of IT projects. According to the August 2002 Gartner report, India ranked as the primary destination for offshoring IT services by more than 70% of large U.S. corporations surveyed, while the next highest country was preferred by 10% of the corporations surveyed.

     A McKinsey study conducted in 2002 for the Indian National Association of Software and Service Companies, or NASSCOM, estimates that the Indian IT services export, as well as the product and technology services, markets are expected to grow from approximately $6 billion in 2002 to an estimated $36 billion in 2008.

     There are several key factors contributing to this growth of India-based IT services:

•	India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to Carnegie Mellon Software Engineering Institute’s Survey of High Maturity Organizations and High Maturity Workshop Research, as of October 2002, 50 of the 74 high maturity organizations choosing to list themselves as organizations with SEI-CMM Level 5 certification, the highest level of certification, are based in India. SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM, the Indian software industry employed 416,000 software professionals as of March 31,2002, making it the second largest employer in the IT services industry after the United States. In addition, India has more than 2,100 engineering colleges and technical institutes that train approximately 75,000 graduates annually in IT. According to the NASSCOM-McKinsey report, U.S. and U.K. companies could expect total savings of 40% to 60% by using offshore processes because of the differential in wages paid by U.S. and U.K. companies in comparison to their India-based counterparts. Although wages in India are rising faster than in the United States, the labor rate differential is currently anticipated to remain a competitive advantage for Indian companies.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

     In line with global trends, Indian companies are also increasingly becoming aware of the business transforming potential of IT systems as they reap the benefits of technology enhancements in their businesses. The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. IDC estimates that the domestic Indian IT market will grow to $13 billion to $15 billion by 2008, reflecting a compound annual growth rate of approximately 16.2% from 2003, when $6.6 billion was spent. The IT services market in India is expected to grow to approximately $2.5 billion in 2007 from $1.5 billion in 2003, representing a compounded annual growth rate of 13.4%.

IT-Enabled Services/Business Process Outsourcing

     Current global macroeconomic conditions and intense competitive pressures have adversely impacted the profitability of many companies. Companies are revising their business model by focusing on their core activities and outsourcing critical but non-core activities. Outsourcing enables companies to reduce the operating costs, realize benefits of scale and achieve significant process improvements.

     According to a survey of Chief Information Officers, or CIOs, conducted by Merrill Lynch in April 2003, 34% of respondents had outsourced or were planning to outsource one or more business functions. The global market for business process outsourcing, or BPO, reflects this trend. According to the August 2002 Gartner report, the total IT-enabled services/BPO market is expected to grow from $119 billion in 2000 to approximately $234 billion by 2004, a CAGR of 14%. It is anticipated that this growth will be primarily led by industries having significant customer interactions like banking and financial services, insurance, telecommunications, retail and healthcare.

     India is emerging as a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are driving India’s emergence as a global outsourcing hub. According to the NASSCOM-McKinsey report, the IT-enabled services export from India is expected to grow to over $21 billion by 2008, and revenues from the export of IT-enabled services from India are expected to increase from 19% in 2002 to 27% by 2008, as a proportion of the total revenues from export of IT services from India.

Consumer Care & Lighting

     The consumer care market that we address includes soaps, toiletries and infant care products. The aggregate consumption in these markets during the period beginning October 2001 to September 2002 was approximately Rs. 51,808 million. The lighting industry in India is divided into incandescent lighting and fluorescent tube lighting. The aggregate consumption in these markets during the period beginning April 2002 to February 2003, was approximately Rs. 22,000 million.

Competitive Strengths

     We believe that the following are our principal competitive strengths:

     Comprehensive range of IT services

     We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 12 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our 47 offshore development centers in India and several nearshore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as resource planning or ERP, supply chain management or SCM and customer relationship management or CRM.

     World-class quality as measured by SEI-CMM and Six Sigma initiatives

     One of the crucial factors in our success has been our commitment to pursue the highest quality standards in all aspects of our business. We were assessed at SEI-CMM Level 5, the highest level of quality certification, in January 1999, making us the first IT services provider in the world to achieve this standard. SEI-CMM is widely accepted in the software industry as a standard to measure the maturity and effectiveness of software processes. Our SEI-CMM Level 5 rating is supported by our Six Sigma initiative, which is an internationally recognized program focusing on defect reduction and cycle time reduction. Our Six Sigma program was launched in 1998. Six Sigma represents a quality standard of less than 3.4 defects per million opportunities in which a defect may arise.

     Broad range of research and development services

     Our strengths in research and development services position us to take advantage of a recovery in global research and development spending. We are one of few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported.

     Global delivery model

     One of our strengths is our global delivery model, which includes our offshore development centers, or ODCs, and our nearshore development centers. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to international clients. Our global delivery model has many features that are attractive to our clients, including:

•	A time difference between the client site and the ODC which allows a 24-hour work schedule for specific projects;

•	The ability to quickly increase the scale of development operations;

•	Increased access to our large pool of highly skilled IT professionals located in India; and

•	Physical and operational separation from all other client projects, providing enhanced security for a client’s intellectual property.

     Established track record with premier international customer base

     As of March 31, 2003, our Global IT Services and Products segment had 288 active clients, which included 115 Global 500 or Fortune 1000 companies. Our top ten customers in terms of revenue for the fiscal year ended March 31, 2003, have maintained a working relationship with us for an average of 4.9 years. We had 27 clients that represented at least $5.0 million in IT services revenues in the fiscal year ended March 31, 2003. We believe that having an established base of high quality, high technology clients provide us with the following competitive advantages:

•	The type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	Our ODCs support critical IT applications of our large clients. The clients are therefore likely to provide a high level of repeat business.

•	Our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.

     Ability to access, attract and retain skilled IT professionals

     We continue to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices. As of March 31, 2003, we had over 12,100 IT professionals in our Global IT Services business segment and over 5,100 people in our IT-Enabled Services segment. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984, an employee stock option plan and a productivity bonus plan since October 1999.

     Broad distribution network and strong sales force in India

     We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 200 channel partners in over 100 locations focus on medium and small enterprises. For our consumer care and lighting products, we have access to more than 1.2 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

     Strong brand recognition in the Indian market

     We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 57 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

Our Strategy

     Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we address are undergoing rapid change due to the pace of technology development and change in business models. We believe that these trends provide us with significant growth opportunities. The key elements of our strategy include:

     Significantly expand our Global IT Services and Products business

     We expect to continue to grow our Global IT Services and Products business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following means:

•	Identify and develop service offerings in emerging growth areas as separate business opportunities, such as business intelligence services, package implementation, niche consulting, data warehousing, and network storage;

•	Develop domain expertise and focus on verticals in each industry, and position ourselves as domain experts;

•	Leverage our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software; and

•	Expand our market presence by providing enterprise application integration and system integration services.

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

     Grow our IT-Enabled services/ BPO business

     We intend to grow our BPO business by leveraging our existing client relationships to offer BPO services to clients of our Global IT Services and Products segment, expanding our range of service offerings, providing services in new areas and providing higher value added services.

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

     Aggressively build awareness of the Wipro brand name

We plan to continue aggressively building awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups.

     Pursue selective acquisition of IT companies

     We continue to pursue selective acquisitions of IT service companies that will allow us to expand our service portfolio and acquire additional skills that are valued by our clients. We believe this will strengthen our relationships with clients and allow us to realize higher revenues from them. In pursuing acquisitions, we focus on companies where we can leverage domain expertise and specific skill sets and where a significant portion of the work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins. In 2002, we acquired Spectramind. This acquisition facilitated our entry into the BPO business. We also acquired the Global Energy Practice of American Management Systems in 2002. This acquisition augments our IT consulting expertise in the energy and utilities sector. In May 2003, we acquired Nervewire, Inc. We believe this acquisition will enhance our IT consulting capabilities in the financial services sector. We also continue to explore potential strategic partnerships and other relationships.

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

Global IT Services and Products

     Our Global IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide our clients customized IT solutions to improve their business competitiveness. Our IT services are focused on the following areas:

•	Enterprise IT services;

•	Technology infrastructure support services;

•	Research and development services.

     In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 12,100 IT professionals and 47 offshore development centers.

     Enterprise Solutions

     We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 companies to meet their business needs. We address the banking and financial services segment, the manufacturing sector, retail, energy and utilities and other corporate needs through our broad range of service offerings. Our enterprise solutions division accounted for 45%, 50% and 64% of our Global IT Services and Products revenues for the fiscal years ended March 31, 2001, 2002 and 2003.

     Our services include:

     Custom applications. We help our clients align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality. We offer outsourcing services in the areas of software development, re-engineering and maintenance.

•	Development. We offer our software development services over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, for a U.K.-based subsidiary of a large Japanese financial services company we developed an internet-based application designed to automate the process of issuance of corporate bonds. The solution covered the entire bond issue process, from pre-marketing and investor price identification to actual syndication. The web-based system allowed for electronic price discovery and significantly reduced the documentation and errors that had occurred with the prior manual-telephone-based system.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to meet their requirements. For example, we are assisting one of the world’s largest soft drink vendors in the strategic re-engineering initiative in the trans-shipment area of their business. We have designed a new web-based trans-shipment system for the client to provide real-time status reports that results in increased efficiency and reduced costs for the client. We are also helping the client migrate from an existing Microsoft-based system to its new proprietary web-based system.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example, for a broadband access provider based in Japan, we are working on the maintenance and support of the client’s operation support system (OSS). We are working on three projects for this client: OSS documentation, OSS testing support and OSS tool reorganization and management.

     Enterprise application integration services. We implement packaged enterprise applications that integrate information in an organization with key business processes to improve the efficiency and effectiveness of our clients. Through strategic alliances with other vendors, we assist our clients in implementing services in the areas of enterprise resource planning, supply chain management and customer relationship management. For example for a global leader in data centers, we implemented an enterprise resource planning, or ERP, package, and designed, developed and implemented interfaces among the multiple IT systems of the client and the ERP package.

     Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes. For example, for one of the largest U.S. issuers of non-government-backed mortgage securities, we are building an integrated data warehouse to support securitization and asset management functions.

     Package Implementation. We use our expertise in package software to architect, implement and maintain client specific solutions. For example, we have worked with clients to implement SAP, Ariba, PeopleSoft and other well known software packages. For an international retailer based in U.K. we are providing a package implementation service for Peoplesoft software in the area of human resource management systems.

     Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. In the energy and utilities sector, we are working with one of the largest energy providers in the world on a range of areas such as new and emerging technologies, content management and systems products. Similarly, in the financial services sector, we are providing consulting services for a leading U.K.-based financial services company in the area of enterprise system management. We are focused on facilitating the procurement of enterprise management tools and frameworks, evaluating and analyzing the costs, support requirements and functional specifications.

     Technology Infrastructure Support Services

     Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our Global IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructure for our clients in India. We formed this division at the end of 1998 and it accounted for 8% of Global IT Services and Products revenues for the year ended March 31, 2003. We anticipate that this division of our Global IT Services business will continue to grow over the next few years. For example, for one of the largest water companies in the U.K. we provide remote IT infrastructure management services. We monitor the network and servers from a dedicated center in Bangalore. We developed, tested and implemented a transition plan for transferring the activities from the client location to our offsite location.

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

     Our research and development services division accounted for 55%, 50% and 36% of the Global IT Services and Products revenue for the fiscal years ended March 31, 2001, 2002 and 2003. Our services include :

     Hardware design and development. We design and develop various types of integrated electronic circuits, or ICs, including application specific integrated circuits, or ASICs and field programmable gate arrays, or FPGAs. We offer our services over a broad spectrum of technology areas, and are able to provide our clients complete subsystems or entire products.

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

     We have approximately 5,300 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

     Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. For example, for a computer networking vendor we designed and developed an Ethernet/Token-Ring gateway to provide connectivity to the Ethernet and Token Ring networks in a timely and cost effective manner. We designed the hardware, printed circuit board layout, and FPGA, and simulated, tested and developed the boot software.

     Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process-controlled equipment. For example, for a leading home automation and networking solutions company based in Korea we designed an application, which was embedded into the client’s product, to provide broadband, internet sharing, security/firewall, virtual private network connectivity, security surveillance, video over internet-protocols and home automation through a user-friendly control interface.

     Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers.

     Our Global Delivery Model

     In our IT service offerings, we typically assume primary project management responsibility for all stages of implementation of the project. Typically, a project team consists of a small number of IT professionals based at the client’s location who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client’s site and ensure its continued operation. The large proportion of the development work on the project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time and seamlessly across multiple locations with a high level of quality.

     The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicate the client’s facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. We currently operate 47 offshore development centers. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from five to twelve years. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream. For the year ended March 31, 2003, 64% of our revenue was generated from client specific ODCs and for work performed at client premises for clients using our ODCs. Additionally, as of March 31, 2003, 77% of our professionals in the Global IT Services and Products business were located in India.

     The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on call support to our customers. We currently have nearshore development centers in Reading in the U.K., Windsor in Canada, Kiel in Germany and Helsinki in Finland. In addition to providing software development services these centers, with their significant local talent, also provide customer interface.

     Clients

     We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across several of our business segments. We seek to expand the level of business with our existing clients by increasing the type and range of services we provide to them. The table below illustrates the size of our client project engagement size as measured by revenues.

	Number of clients in

	Year ended	Year ended	Year ended
Per client revenue($)	March 31, 2001	March 31, 2002	March 31, 2003

1-3 million	36	49	47
3-5 million	14	9	21
>5 million	15	23	27

Total	65	81	95

     For the fiscal years ended March 31, 2002 and 2003, the largest client of our Global IT Services and Products segment accounted for 7% and 8% of the services component of Global IT Services and Products revenue, and 5% and 5% of total revenues. For the same periods, the five largest clients of our Global IT Services and Products segment accounted for 29% and 24% of Global IT Services and Products revenues, and 20% and 16% of total revenues.

     Sales and Marketing

     Our headquarter is located at Bangalore, India. We sell and market our Global IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:

•	By the vertical market segment of the client’s business;

•	By the geographic region in which the client is located; and

•	By the specific practice specialization or skill set that the client requires.

     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 99 to 143 personnel from March 31, 2002 to March 31, 2003. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

     Competition

     The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as IBM Global Services, Accenture, EDS, and India based IT services companies such as Tata Consultancy Services, Infosys, and Satyam.

     These competitors are located internationally as well as in India. We expect that further competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Because wage costs in India are presently increasing at a faster rate than those in the United States our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

•	the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

•	the extent to which our international competitors expand their operations in India and benefit from the favorable wage differential;

•	the price at which our competitors offer their services; and

•	the extent to which our competitors can respond to a client’s needs.

     We believe we compete favorably with respect to each of these factors and believe our success has been driven by quality leadership, our ability to create client loyalty and our expertise in targeted select markets.

IT-Enabled Services

     Our IT-Enabled Services business segment, which we operate through our wholly owned subsidiary, Spectramind, is one of India’s largest BPO providers. Spectramind enables its clients to outsource their IT-intensive processes to us. Our service offerings include the following:

•	Customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	Finance and accounting services, such as accounts payable and accounts receivable; and

•	Industry specific services, such as insurance claims processing, mortgage processing, and document management.

     We have approximately 5,100 IT-enabled service professionals operating out of our offshore locations in Delhi, Mumbai, Chennai and Pune.

     Representative samples of our service offerings include:

•	We provide BPO services to a leading global personal computer manufacturer to improve its service levels for support of personal computer products and peripherals and realize cost savings. We inventoried the client’s existing processes and reviewed the related documentation for those processes. We performed a pilot run for both voice and e-mail services and transitioned the services to our offshore facility. We continue to increase the volume of services offered to the client.

•	We also provide these services to a leading collections company to transition its customer support and sales support services from the U.S., U.K., and Canada into India. The elimination of repetitive processes and lower attrition levels has resulted in cost savings for the client.

     Competition

     We primarily compete against the in house-business process outsourcing units of international companies, other Indian IT service providers, global competitors and competitors from other offshore locations like Philippines and Ireland.

India and Asia-Pac IT Services and Products

     Our India and Asia-Pac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. Our suite of services and products consists of the following :

•	Technology products;

•	Technology integration and management services;

•	Custom application development and maintenance;

•	Consulting; and

•	e-Procurement services and solutions.

     Additionally, we provide our domestic customers with access to our full range of global IT services, including enterprise solutions and research and development services.

     Services and Products

     Technology Products. We manufacture our own brand of personal desktop computers, servers and notebooks, and offer in India a portfolio of international brands in desktops, servers, notebooks, storage products, networking solutions and packaged software to meet our clients’ requirements.

     Technology integration and management services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 21 years of experience and currently support over 330,000 systems with over 12,000 contracts, with approximately 2,600 IT professionals, including outsourced professionals. Our offerings include:

•	Availability Services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

•	System Integration. We are one of the largest system integrators in India and our services include integration of computing platforms, networks, storage, data center and enterprise management software. These services are typically bundled with sales of our technology products.

•	Infrastructure Management and Total Outsourcing. Includes management and operations of customer’s IT infrastructure on a day-to-day basis. Our Total Outsourcing practice encompasses process, function or activity of the IT department in a client’s organization that can be outsourced to us by the client, through a long term contractual agreement. The scope of outsourcing typically covers two or more of the following areas: applications management, infrastructure management, asset outsourcing and HR transition

•	Technology Support Services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.

     We supplement our in-house resources with approximately 140 franchisees, whom we train, and support for them to provide both Availability and Managed IT services. This allows us to grow our business substantially without proportionate increases in our personnel.

     Custom application development and maintenance. We design, develop and implement enterprise applications for corporate customers. Our solutions include custom application development, implementation, sustenance of enterprise applications, including industry-specific applications, and enterprise application integration.

     Consulting. We provide consulting services in the areas of business continuity and risk management, technology, process and strategy.

     e-Sourcing and e-Procurement Services and Solutions: We provide strategic e-Sourcing and e-Procurement services, solutions and consulting to help customers leverage technology to optimize their procurement costs.

     Clients

     We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, government, IT and IT-enabled services, telecommunications and healthcare. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2003, we had over 215 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and Asia-Pac IT Services and Products business segment revenues.

     Sales and Marketing

     We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation to our sales team is comprised of salary and additional compensation linked to achievement of revenue or profit target and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2003, we had 296 employees in our sales and marketing staff.

     Competition

     The market for our services and products is highly competitive and rapidly changing. Our competitors include global players like IBM, Hewlett Packard, EDS, Dell and Indian companies such as TCS, HCL Infosystems and Infosys.

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

     Products

     Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include the Santoor and Wipro Active line of talcum powders and the Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil and feeding bottles.

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

     Sales and Marketing

     We sell and market our consumer care products primarily through our distribution network in India, that has access to 1.2 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 30 sales offices located throughout India. We also have access to over 300,000 retail outlets for our lighting products.

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

Markets and Sales Revenue

     Our revenues for the last three fiscal years by geographic areas are as follows:

					(In millions)

	Fiscal year ended March 31,

Geographic Area	2001		2002		2003		2003

India	Rs.	12,320	Rs.	11,044	Rs.	12,141	$255
United States		11,431		12,689		20,048	422
Europe		5,071		8,255		8,503	179
Rest of the World		1,821		1,486		2,158	45

Total	Rs.	30,643	Rs.	33,474	Rs.	42,850	$902

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

     As of March 31, 2003, Wipro Limited and its subsidiaries held 163 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has 836 trademark applications pending in India. We have four registered trademarks in Japan, three registered trademarks in the United States, five community trademarks in the European Union and two trademark applications, two service mark applications pending in the United States and one service mark application in Japan. It is uncertain whether we will obtain registration for these trademarks and service marks.

     We have three patent applications that are currently pending in India and two patent applications in the U.S. We have one registered patent for our hydraulic tipping valve. We have nine registered copyrights and fourteen pending copyright registrations in India. We also have ten designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

Effect of Government Regulation of our Business

     Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that affect our business, including the fact that we are generally required to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

     Finally, we are subject to several legislative provisions relating to the prevention of food adulteration, weights and measures, drugs and cosmetics, storage of explosives, environmental protection, pollution control, essential commodities and operation of manufacturing facilities. Non-compliance with these provisions may lead to civil and criminal liability. We are and have been in compliance with these provisions.

     Please see the section entitled “Risk Factors” in Item 3. Key Information, as well as Item 10. Additional information, for more information on the effects of governmental regulation of our business.

Organizational Structure

     Wipro’s subsidiaries and affiliates are provided in the table below.

	Country of	Percentage
Name	Incorporation	Held by Wipro

Wipro Inc.	United States	100%
Enthink Inc. *	United States	100%
Wipro Japan KK.	Japan	100%
Wipro Prosper Ltd.	India	100%
Wipro Travel Services Ltd.	India	100%
Wipro Trademarks Holding Ltd.	India	100%
Wipro Holdings (Mauritius) Ltd.	Mauritius	100%
Wipro Technologies Inc.	United States	100%
Wipro Holdings (UK) Ltd.	United Kingdom	100%
Wipro Technologies UK Limited	United Kingdom	100%
Wipro HealthCare IT Limited	India	100%
Wipro Spectramind Services Pvt. Ltd.	India	100%
Wipro Fluid Power Limited	India	98%
WeP Peripherals Ltd.	India	39.7%
Wipro GE Medical Systems Ltd.	India	49%

*	Wholly owned subsidiary of Wipro Inc.

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

Property, Plant and Equipment

     Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have purchased approximately 1,800,000 square feet of land adjoining our corporate offices for future expansion plans. Additionally, our most significant leased and owned properties are listed in the table below.

     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, and the United Kingdom. In addition, we have eight sales and marketing offices in the United States.

     We operate nine manufacturing sites, aggregating approximately 1,272,700 square feet and approximately 3,929,000 square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis one additional facility located in Waluj, India. We also have software development facilities in London, United Kingdom, Windsor, Canada, Kiel, Germany, Phoenix, United States and Tampere, Finland.

     Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plant and machinery.

     We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

	Building	Land (1)

Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership

Software Development Facilities
Bangalore (M.G.Road), Karnataka	56,000	—	Leased
Bangalore (ITPL), Karnataka	45,000	—	Leased
Bangalore (Koramangala 1), Karnataka	48,000	—	Leased
Bangalore (Koramangala 2), Karnataka	52,500	30,000	Owned
Bangalore (Koramangala 3), Karnataka	13,249	—	Leased
Bangalore (Madivala – 1), Karnataka	48,000	—	Leased
Bangalore (Madivala – 2), Karnataka	74,800	—	Leased
Bangalore (Madivala – 3), Karnataka	70,000	—	Leased
Bangalore (Electronic City 1), Karnataka	225,000	217,800	Long term lease
Bangalore (Electronic City 2), Karnataka (2)	430,000	522,000	Owned
Chennai, (Guindy), Tamil Nadu	35,000	16,000	Owned
Chennai (Sholinganalur), Tamil Nadu	450,000	610,000	Owned
Gurgaon, Haryana	6,000	—	Long term lease
Gurgaon, Haryana	20,000	—	Leased
Hyderabad (Madhapur), Andhra Pradesh	250,000	196,000	Long term lease
London – United Kingdom	11,000	—	Leased
New Mumbai (Belapur), Maharashtra	156,000	—	Long term lease
Pune, (Hinjawadi), Maharashtra	270,000	1,084,000	Long term lease
Secunderabad (Begumpet), Andhra Pradesh	40,000	—	Long term lease
Phoenix – United States	2,300	—	Leased
Windsor – Canada	24,700	—	Leased
Kiel – Germany	2,680	—	Leased
Tampere – Finland	861	—	Leased
Proposed Software Development Facilities
Bangalore (Electronic City 3), Karnataka	250,000	370,000	Owned
Bangalore (Electronic City 4), Karnataka	—	2,015,000	Owned
Hyderabad, Andhra Pradesh	900,000	1,300,000	Long term lease
Kolkata, West Bengal	350,000	522,000	Long term lease
New Mumbai (Vashi), Maharashtra	250,000	166,000	Long term lease

Total	1,750,000	4,373,000
Factories
Amalner, Maharashtra	727,000	1,108,000	Owned
Bangalore, Karnataka	63,000	397,000	Owned
Tumkur, Karnataka	139,000	736,000	Owned
Hindupur, Andhra Pradesh	31,000	114,000	Owned
Tambaram, Chennai	90,000	80,000	Owned
Mysore, Karnataka	60,000	327,000	Owned
Thirubhvanai, Pondicherry	20,000	400,000	Owned
Waluj, Aurangabad	124,000	767,000	Long term lease
Thatanchavadi, Pondicherry	18,700	—	Leased

Total	1,272,700	3,929,000

(1)	Includes land owned or held pursuant to a long term lease.

(2)	Facility partially completed.

Material Plans to Construct, Expand and Improve Facilities

     As of March 31, 2003, we have capital commitments of Rs. 321 million ($6.75 million) related to the construction or expansion of software development facilities. Plans to construct or expand our software development facilities are dictated by business requirements. We currently intend to finance our planned construction and expansion entirely from internal accruals.

Legal Proceedings

     Wipro Limited, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 5. Operating and Financial Review and Prospects

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

     This information is available under the caption titled “Business Overview” in Item 4. Information on the Company, of this Annual Report, and is incorporated herein by reference.

Operating Results

     Our revenue and net income for the years ended March 31, 2001, 2002 and 2003 are provided below.

	Wipro Limited

	Years ended March 31,

	2001		2002		2003

			(in millions)
Revenue	Rs.	30,643	Rs.	33,473	Rs.	42,850
Cost of revenue		(18,917)		(20,661)		(27,176)
Gross profit		11,726		12,812		15,674
Gross margins		38%		38%		37%
Operating income		7,554		8,442		9,486
Income from continuing operations		6,437		8,411		8,477
Gain/(loss) from discontinued operations, net of tax		77		(82)		(378)
Cumulative effect of accounting change, net of tax		(59)		—		—
Net income		6,455		8,329		8,099
Earnings per share (Continuing operations)
Basic		28.07		36.39		36.66
Diluted		27.84		36.33		36.60
Earnings per share (Net income)
Basic		28.15		36.04		35.03
Diluted		27.91		35.98		34.97

     We were in the corporate Internet services (ISP) business since 1999 through Wipro Net. For strategic reasons, we decided to concentrate on our core businesses and, as a result, in June 2002, we decided to exit this division and approved a formal plan of disposal. Under the plan, we sold the customer contracts, disposed of a substantial portion of the long-lived assets, settled the trade receivables and a significant portion of the outstanding vendor obligations.

     Our Corporate ISP business is an asset group and its operations qualify as a component of an entity. We are disposing of our Corporate ISP business, and, as a result, the operations and cash flows of our Corporate ISP business will be eliminated from ongoing operations. We will not have any significant continuing involvement in the operations of that business after the disposal. Thus, the results of operations of our Corporate ISP business are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

     During the year ended March 31, 2001 the Company sold a 50% equity interest in Wipro Finance, our discontinued financial services business. The tax benefit of Rs. 78 million arising on this sale has been reported separately as a component of discontinued operations.

Acquisitions

Wipro Spectramind Services Private Limited (Spectramind)

     In July 2002, we acquired Spectramind, a leading IT-enabled services provider in India, providing remote processing services to large global corporations in the U.S., U.K., Australia and other markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Spectramind, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 11% of the outstanding equity shares for Rs. 441 million. The results of operations of Spectramind are consolidated in our financial statements with effect from July 1, 2002.

     Additionally, employees of Spectramind have been granted options to purchase equity shares in Spectramind, subject to requirements of vesting. Assuming exercise of all such options, our equity interest in Spectramind on a fully diluted basis would be 87%.

Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. On December 31, 2002, we acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

Global Energy Practice (GEP)

     In December 2002, we acquired the Global Energy Practice of American Management Systems for an aggregate consideration of Rs. 1,165 million. GEP has a team of domain experts and IT consultants providing specialized IT services to clients in the energy and utilities sector. This acquisition enhances our ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

Nervewire, Inc. (Nervewire)

     Subsequent to the year ended March 31, 2003, in May 2003, we acquired Nervewire, Inc., a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 836 million. Nervewire has a team of 90 domain experts and IT consultants. Nervewire provides strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services.

     Our revenue and operating income by business segment are provided below for the years ended March 31, 2001, 2002 and 2003 :

	Years ended March 31,

	2001	2002	2003

Revenue :
Global IT Services and Products	57%	67%	67%
IT-Enabled Services	—	—	4
India and Asia-Pac IT Services and Products	28	21	19
Consumer Care and Lighting	10	9	7
HealthScience	2	2	2
Others	3	2	3
Reconciling items	—	(1)	(2)

	100%	100%	100%
Operating Income :
Global IT Services and Products	80%	90%	85%
IT-Enabled Services	—	—	3
India and Asia-Pac IT Services and Products	11	7	6
Consumer Care and Lighting	6	5	4
HealthScience	1	1	—
Others	—	—	2
Reconciling items	2	(3)	—

	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power. Corporate activities such as treasury, legal, accounting and human resources, which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Years ended March 31,

	2001		2002		2003

	(in millions)
Revenue
Services	Rs.	17,516	Rs.	21,535	Rs.	28,469
Products		—		955		80
Total		17,516		22,490		28,549
Cost of revenue
Services		(9,039)		(11,297)		(16,438)
Products		—		(891)		(78)
Total		(9,039)		(12,188)		(16,516)
Selling, general and administrative expenses		(2,482)		(2,509)		(3,685)
Research and Development expenses		—		(213)		(260)
Amortization of intangibles		—		—		(10)
Others, net		20		(2)		12
Operating income		6,015		7,578		8,090
Revenue growth rate over prior period		67%		28%		27%
Operating margin		34%		34%		28%

     Global IT Services and Products revenue from services is derived from technology and software services provided on either a time-and-materials or fixed-price, fixed-timeframe basis. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time-and-materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. For the year ended March 31, 2003, time-and-materials projects generated 65% of services revenue of Global IT Services and Products, while fixed-price, fixed-timeframe projects generated 35% of services revenue of Global IT Services and Products. The proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     Global IT Services and Products revenue from products is derived from the sale of third-party hardware and software products.

     The cost of revenue for services, in Global IT Services and Products, consists primarily of compensation expenses for our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance. The cost of revenues for products, in Global IT Services and Products, consists of the cost for products procured from third-party manufacturers.

     The revenue and profits for any period of our services component of our Global IT Services and Products segment are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2003, 77% of our professionals in the Global IT Services and Products were located in India. For the year ended March 31, 2003, 46% of the services component of our Global IT Services and Products revenues were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 17,390 million, Rs. 22,234 million, and Rs. 28,250 million for the years ended March 31, 2001, 2002 and 2003.

IT-Enabled Services

	Year ended March 31,
	2003

	(in millions)
Revenue
Services	Rs.	1,644
Cost of revenue
Services		(975)
Selling, general and administrative expenses		(286)
Amortization of intangibles		(135)
Others, net		(1)
Operating income		247
Revenue growth rate over prior period		—
Operating margin		15%

     In July 2002, we acquired Spectramind. The operations of Spectramind are organized as a new business segment named IT-Enabled Services.

     Revenues from IT-Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with our customers. Our business segment revenue includes the impact of exchange rate fluctuations.

     The cost of revenue in our IT-Enabled Services segment consists primarily of compensation expenses for our employees engaged in delivery of services to customers, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 1,614 million for the year ended March 31, 2003.

India and Asia-Pac IT Services and Products

	Years ended March 31,

	2001		2002		2003

	(in millions)
Revenue
Services	Rs.	1,873	Rs.	1,914	Rs.	2,240
Products		6,725		5,036		5,806
Total		8,598		6,950		8,046
Cost of revenue
Services		(1,192)		(1,160)		(1,187)
Products		(5,459)		(4,268)		(5,100)
Total		(6,651)		(5,428)		(6,287)
Selling, general and administrative expenses		(1,182)		(946)		(1,283)
Others, net		60		2		63
Operating income		825		578		539
Revenue growth rate over prior period		6%		(19%)		16%
Operating margin		10%		8%		7%

     India and Asia-Pac IT Services and Products revenue from services is derived principally from hardware and software support, maintenance and consulting services. Our India and Asia-Pac IT Services and Products revenue from products is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized on dispatch of the products to the customer; however, where the client is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation.

     The cost of revenue for services in India and Asia-Pac IT Services and Products consists primarily of compensation expenses and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in India and Asia-Pac IT Services and Products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale.

     Selling, general and administrative expenses for our India and Asia-Pac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in our India and Asia-Pac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income of our India and Asia-Pac IT Services and Products business segment. Our strategy in the IT market in India and Asia-Pacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 8,644 million, Rs. 6,950 million and Rs. 8,041 million for the years ended March 31, 2001, 2002 and 2003 respectively.

Consumer Care and Lighting

	Years ended March 31,

	2001		2002		2003

	(in millions)
Revenue	Rs.	3,144	Rs.	2,939	Rs.	2,942
Cost of revenue		(2,195)		(1,999)		(2,008)
Selling, general and administrative expenses		(559)		(539)		(513)
Others, net		61		3		1
Operating income		451		404		422
Revenue growth rate over prior period		(2%)		(7%)		—
Operating margin		14%		14%		14%

     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins and continue generating positive operating cash flows. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

     We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

HealthScience

	Years ended March 31,

	2001		2002		2003

	(in millions)
Revenue
Services	Rs.	354	Rs.	274	Rs.	456
Products		353		356		444
Total		707		630		900
Cost of revenue
Services		(178)		(151)		(274)
Products		(257)		(257)		(346)
Total		(435)		(408)		(593)
Selling, general and administrative expenses		(210)		(175)		(296)
Amortization of intangible		—		—		(21)
Others, net		—		—		6
Operating income		62		47		(4)
Revenue growth rate over prior period		59%		(11%)		43%
Operating margin		9%		7%		—

     In April 2002, we established a new business segment named HealthScience to address the IT requirements of the emerging healthcare and life sciences market. Effective April 1, 2002, our business division, Wipro Biomed, which was historically included in Others, was transferred to the HealthScience segment. Effective July 1, 2002, the healthcare and life sciences sector clients of the Global IT Services and Products segment were also transferred to the newly established HealthScience segment. As a result, we have reclassified revenue derived from these clients from Global IT Services and Products, and are now reporting such revenue in our statements for our HealthScience segment.

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of healthcare-related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. On December 31, 2002, we acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

     Revenue from services for our HealthScience segment is primarily derived from software services provided on a time-and-materials basis. Revenue from services that are provided on a time-and-materials basis is recognized in the period that services are provided and costs incurred.

     Revenue from products include revenues from sale of software licenses by Wipro Healthcare IT and revenues from sale of instruments and reagents for bio-analytical and healthcare segments by Wipro Biomed. Practices for recognition of revenue in Wipro Biomed are similar to our practices for revenue recognition in our India and Asia-Pac IT Services and Products business segment.

     Cost of revenues of products include cost of products manufactured by third parties and sold by us, compensation cost of employees engaged in product support and maintenance, occupancy expenses and cost of providing warranty service.

     Cost of revenues for services are similar in type to those in our Global IT Services and Products business segment.

     Selling general and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

     We have amortized deferred stock compensation expenses of Rs. 87 million, Rs. 79 million and Rs. 52 million for the years ended March 31, 2001, 2002 and 2003 in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record a deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on a straight-line basis over the vesting period of the equity shares, which ranges from four years to five years.

     The stock compensation charge has been allocated to cost of revenue and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

	Years ended March 31,

	2001		2002		2003

	(in millions)
Cost of revenue	Rs.	32	Rs.	30	Rs.	20
Selling, general and administrative expenses		55		49		32

Total	Rs.	87	Rs.	79	Rs.	52

Amortization of Goodwill

     In the years ended March 31, 2001 and 2002, we have amortized certain acquisition related goodwill, relating to India and Asia-Pac IT Services and Products segment, of Rs. 45 million and Rs. 175 million respectively. In the segment information amortization of goodwill is reported in Others. Subsequent to the adoption of SFAS No. 142 from April 1, 2002, goodwill is not amortized but will be tested for impairment at least annually. Please refer to the discussions on “Business combinations, goodwill and intangible assets” in Note 2 of the Notes to the Consolidated Financial Statements about the impact of our adoption of SFAS 141 and SFAS 142 on amortization of goodwill.

Amortization of Intangible Assets

     Intangible assets acquired as part of our acquisitions are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 166 million for the year ended March 31, 2003.

Foreign Exchange Gains, net

     Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, and the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period.

Others, net

     Others, net, includes net gains on the sale of property, plant, equipment, and other operating income.

Other Income, net

     Our other income includes interest income on short-term investments, net of interest expense on short term and long-term debt and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

     Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a venture where General Electric, USA holds the balance 51%.

     WeP Peripherals Ltd. (WeP). We hold a 39.7% equity interest in WeP Peripherals Ltd.

     Wipro Net. Until December 2000, we held a 55% equity interest in Wipro Net. As the minority shareholders of Wipro Net had significant participating rights, Wipro Net was accounted for by equity method. In December 2000, we acquired the 45% minority interest in Wipro Net.

     NetKracker. In December 2000, we established NetKracker by transferring our retail Internet business into a newly formed Company in which a strategic investor invested Rs. 300 million to acquire a 51% equity share interest. We retained a 49% equity share interest and also acquired additional convertible preference shares in NetKracker for an aggregate amount of Rs. 54 million. In March 2002, we converted such preference shares to equity shares and increased our equity interest in NetKracker to 79%. In March 2002, we agreed to acquire a 19% equity share interest in NetKracker from the strategic investor for Rs. 30 million in cash and a contingent cash consideration that is payable on the occurrence of certain specified events. We believe that the occurrence of such specified events are within our control and as a result have determined that the contingent consideration is not payable. Accordingly, the transaction was accounted for as a purchase business combination. The amounts assigned to the net assets of NetKracker exceed the cost of acquisition and this excess was initially used to reduce the amounts allocated to certain eligible assets. Since the remaining excess of Rs. 96 million is not material we have reported its as a component of other income and not as an extraordinary gain.

Income Taxes

     Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones;” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2001, 2002 and 2003, without accounting for the double taxation treaty set-offs, our tax benefits were Rs. 2,389 million and Rs. 2,862 million and Rs. 2,820 million respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 has subjected ten percent of all income derived from services located in “Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

     For the year ended March 31, 2003 our effective tax rate was 14% and our Indian statutory tax rate for the same period was 36.8%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

Results of Operations

     Years ended March 31, 2003 and 2002

     Revenue. Our total revenue increased by 28% from Rs. 33,473 million for the year ended March 31, 2002 to Rs. 42,850 million for the year ended March 31, 2003. Revenues from IT-Enabled Services, which are included in our total revenues from July 2002, has contributed to a 5% increase in our total revenues. Revenue growth of 23% was driven primarily by a 27%, 16%, 44% and 52% increase in revenue from Global IT Services and Products, India and Asia-Pac IT Services and Products, HealthScience and Others, respectively. Revenues of Consumer Care and Lighting remained flat as compared to the year ended March 31, 2002.

     Global IT Services and Products revenue increased by 27% from Rs. 22,234 million for the year ended March 31, 2002 to
Rs. 28,251 million for the year ended March 31, 2003. Revenue from enterprise services increased by 43%. The increase in revenue from enterprise services was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies. Revenue from technology services decreased by 5%. This decline was primarily due to a 24% decline in revenues from our Telecommunications and Inter-networking division, reflecting the softness in demand from telecommunications equipment manufacturers. This was partially offset by a 17% increase in revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies.

     We added 120 new clients during the year ended March 31, 2003, accounting for 9% of our total Global IT Services and Products revenue for the period. The total number of clients that individually accounted for over $1 million run rate in revenues increased from 81 in the year ended March 31, 2002 to 95 in the year ended March 31, 2003.

     Revenue from IT-Enabled Services are included in our total revenues from July 2002. For the year ended March 31, 2003, revenue from IT-Enabled Services was Rs. 1,614 million.

     India and Asia-Pac IT Services and Products revenue increased by 16% from Rs. 6,950 million for the year ended March 31, 2002 to Rs. 8,041 million for the year ended March 31, 2003. Revenue from products increased 15% which was primarily due to a 7% increase in revenue from manufactured products and a 20% increase in revenue from traded products. Revenue from services grew by 17% from Rs. 1,914 million for the year ended March 31, 2002 to Rs. 2,240 million for the year ended March 31, 2003.

     Consumer Care and Lighting revenues remained flat from Rs. 2,939 million for the year ended March 31, 2002 to Rs. 2,942 million for the year ended March 31, 2003.

     HealthScience revenues increased by 44% from Rs. 630 million for the year ended March 31, 2002 to Rs. 906 million for the year ended March 31, 2003. Revenue from services increased by 66% from Rs. 274 million for the year ended March 31, 2002 to Rs. 456 million for the year ended March 31, 2003. This increase was primarily due to an increase in the size and scope of services delivered to our clients in the HealthScience segment. Revenue from services for the year ended March 31, 2003 include revenues of Rs. 12 million from Wipro Healthcare IT, the business we acquired in August 2002. Revenue from products increased by 26% from Rs. 356 million for the year ended March 31, 2002 to Rs. 450 million for the year ended March 31, 2003. Revenue from products for the year ended March 31, 2003 include revenues of Rs. 69 million from Wipro Healthcare IT, the business we acquired in August 2002.

     Revenue from Others increased by 52%, from Rs. 720 million for the year ended March 31, 2002 to Rs. 1,096 million for the year ended March 31, 2003. This was primarily due to a 51% increase in the revenues from sale of hydraulic cylinders and tipping gear systems in our Fluid Power business.

     Cost of revenue. As a percentage of total revenue, cost of revenue increased from 62% for the year ended March 31, 2002 to 63% for the year ended March 31, 2003. The increase is primarily due to an increase in cost of revenue for services component of Global IT Services and Products from 53% of services revenues for the year ended March 31, 2002 to 58% of services revenues for the year ended March 31, 2003.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the services component increased by 5% from 53% in the year ended March 31, 2002 to 58% in the year ended March 31, 2003. This increase is primarily due to a 7% decrease in our offshore billing rates and a 6% decrease in our onsite billing rates and an increase in compensation for offshore employees as part of our annual compensation review in June 2002. This is partially offset by a 6% increase in IT professional utilization rates from 60% in the year ended March 31, 2002 to 66% in the year ended March 31, 2003.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the products component increased by 4% from 93% in the year ended March 31, 2002 to 97% in the year ended March 31, 2003.

     As a percentage of IT-Enabled Services revenue, cost of revenue is 60% for the year ended March 31, 2003. We acquired our IT-enabled services business in July 2002 consequently there is no comparable data for the year ended March 31, 2002.

     As a percentage of India and Asia-Pac IT Services and Products revenue, cost of revenue for the products component increased by 3% from 85% for the year ended March 31, 2002 to 88% for the year ended March 31, 2003. This was primarily due to 7% decline in gross margins of traded products partially offset by a 3% increase in gross margins of manufactured products.

     As a percentage of India and Asia-Pac IT Services and Products revenue, cost of revenue for the services component declined by 8% from 61% for the year ended March 31, 2002 to 53% for the year ended March 31, 2003. This decrease was primarily due to an increase in the proportion of revenues from higher margin services.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue remained at 68% for the year ended March 31, 2003.

     As a percentage of HealthScience revenue, cost of revenue for the products component increased by 5% from 72% for the year ended March 31, 2002 to 77% for the year ended March 31, 2003. The decline in gross margins of traded products is partially offset by the higher gross margins in Wipro Healthcare IT, the business we acquired in August 2002.

     As a percentage of HealthScience revenue, cost of revenue for the services component declined marginally by 1% from 55% for the year ended March 31, 2002 to 54% for the year ended March 31, 2003.

     As a percentage of revenues, cost of revenues from Others decreased by 16% from 89% for the year ended March 31, 2002 to 73% for the year ended March 31, 2003. A portion of costs in our Fluid Power business, which is included as part of Others, is fixed in nature, and does not increase in proportion to the increase in revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 42% from Rs. 4,359 million for the year ended March 31, 2002, to Rs. 6,192 million for the year ended March 31, 2003. The total increase in selling, general and administrative expenses of Rs. 1,833 million was attributable to an increase of Rs. 1,176 million in Global IT Services and Products,

Rs. 337 million in India and Asia-Pac IT Services and Products, Rs. 120 million in HealthScience, and a decrease of Rs. 26 million in Consumer Care and Lighting and Rs. 60 million in Others. Selling, general and administrative expenses of IT-Enabled Services and Wipro Healthcare IT, which are included in our selling, general and administrative expenses from July 2002 and August 2002 respectively, were Rs. 286 million and Rs. 15 million respectively.

     Selling, general and administrative expenses for Global IT Services and Products increased by 47% from Rs. 2,509 million for the year ended March 31, 2002 to Rs. 3,685 million for the year ended March 31, 2003. The increase is primarily due to an increase in the number of sales and marketing personnel, which increased from 99 in the year ended March 31, 2002 to 143 in the year ended March 31, 2003, an increase in compensation costs as part of our annual compensation review in June 2002 and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team.

     Selling, general and administrative expenses for India and Asia-Pac IT Services and Products increased by 36% from Rs. 946 million for the year ended March 31, 2002 to Rs. 1,283 million for the year ended March 31, 2003. This was primarily due to expenditure incurred on establishing sales and marketing offices in the Asia Pacific region, an increase in the number of sales and marketing personnel and an increase in compensation costs as part of our annual compensation review.

     Selling, general and administrative expenses for Consumer Care and Lighting decreased marginally by 5% from Rs. 539 million for the year ended March 31, 2002 to Rs. 513 million for the year ended March 31, 2003.

     Selling, general and administrative expenses for HealthScience increased by 69% from Rs. 175 million for the year ended March 31, 2002 to Rs. 296 million for the year ended March 31, 2003. Most of this increase is primarily due to the costs incurred on establishing the segment, recruitment of sales and marketing personnel and the related increase in compensation costs.

     Selling, general and administrative expenses for Others decreased by 32% from Rs. 190 million for the year ended March 31, 2002 to Rs. 130 million for the year ended March 31, 2003. This decline was primarily due to increase in the amount of common costs allocated to other business units.

     Foreign exchange gains, net. Foreign exchange gains, net, increased to Rs. 307 million for the year ended March 31, 2003 from Rs. 219 million for the year ended March 31, 2002. This was primarily due to the foreign currency forward contracts entered into by us to mitigate our exchange rate risk and an increase in the amounts of receivables and cash balances denominated in dollars. A portion of our receivables and cash balances are also denominated in pound sterling. The rupee depreciated against the pound sterling by over 6.8% during the year ended March 31, 2003, which was partially offset by a 2.7% appreciation of the rupee against the dollar in the year ended March 31, 2003.

     Operating income. As a result of foregoing factors, operating income increased by 12% from Rs. 8,442 million for the year ended March 31, 2002 to Rs. 9,486 million for the year ended March 31, 2003. Operating income for the year ended March 31, 2003 includes Rs. 247 million of operating income of IT-Enabled Services, which is included in our operating income from July 2002. Operating income of Global IT Services and Products and Consumer Care and Lighting increased by 7% and 5% respectively to Rs. 8,090 million and Rs. 422 million, respectively. Operating income of India and Asia-Pac IT Services and Products decreased by 7% to Rs. 539 million. Operating losses of HealthScience for the year ended March 31, 2003 was Rs. 4 million including operating income of Rs. 9 million of Wipro Healthcare IT, the business we acquired in August 2002. In the Year ended March 31, 2002 operating income of HealthScience was Rs. 47 million. Operating income of Others increased to Rs. 192 million for the year ended March 31, 2003, from an operating loss of Rs. 165 million for the year ended March 31, 2002. Operating loss of Others for the year ended March 31, 2002 includes goodwill amortization charge of Rs. 175 million.

     Other income, net. Other income, net, decreased from Rs. 839 million in the year ended March 31, 2002 to Rs. 718 million for the year ended March 31, 2003. The decrease was mainly due to the impact of exchange rate fluctuations on our investments denominated in dollars. Lower yield on our total investments was partially offset by an increase in the amount of our average investments.

     Income taxes. Income taxes increased by 32% from Rs. 1,016 million for the year ended March 31, 2002 to Rs. 1,342 million for the year ended March 31, 2003. Our effective tax rate increased from 11% in the year ended March 31, 2002 to 14% in the year ended March 31, 2003. The increase in effective tax rate was primarily due to a one time tax of 10% of the profits generated by our operations located in software technology parks in the year ended March 31, 2003, a decrease in the proportion of income from domestic investments being realized in a tax-free manner and an increase in the proportion of our income that is subject to foreign taxes. The profits generated by our operations located in software technology parks were subject to a 100% tax holiday in the year ended March 31, 2002.

     Equity in earnings/losses of affiliates. Equity in losses of affiliates for the year ended March 31, 2003 was Rs. 355 million against equity in earnings of affiliates of Rs. 147 million for the year ended March 31, 2002. Equity in the earnings of Wipro GE was Rs. 234 million for the year ended March 31, 2002 which was partially offset by the equity in losses of Netkracker of Rs. 111 million. In the year ended March 31, 2003 equity in the losses of Wipro GE was Rs. 371 million. The losses in Wipro GE were primarily due to an increase in input costs and a decline in average selling prices of products.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 1% from
Rs. 8,411 million for the year ended March 31, 2002 to Rs. 8,476 million for the year ended March 31, 2003.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

     Years ended March 31, 2002 and 2001

     Revenue. Our total revenue increased 9% from Rs. 30,643 million for the year ended March 31, 2001 to Rs. 33,473 million for the year ended March 31, 2002. Revenue growth was driven primarily by a 28% increase in revenue from Global IT Services and Products. Revenues of India and Asia-Pac IT Services and Products and Consumer Care & Lighting declined by 20% and 7%, respectively, partially offsetting the revenue increase of Global IT Services and Products.

     Global IT Services and Products revenue increased 28% from Rs. 17,390 million for the year ended March 31, 2001 to Rs. 22,234 million for the year ended March 31, 2002. Revenue from technology services increased by 22%. This increase is attributable to increased services provided to telecommunications and Internet service providers. Revenue from our Telecom and Inter-networking division declined 6%, reflecting the softness in demand from telecom equipment manufacturers. Revenue from enterprise services increased 22%. This was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies. We added over 107 new clients during the year, accounting for over 14% of our total Global IT Services and Products revenue for the year. The total number of clients that individually accounted for over $1 million in revenues increased from 65 to 81. Revenue from products were primarily from the sale of hardware and software products along with services in a system integration project.

     India and Asia-Pac IT Services and Products revenue declined 20% from Rs. 8,644 million for the year ended March 31, 2001 to
Rs. 6,950 million for the year ended March 31, 2002. The current weak economic environment has reduced the demand for IT products in the Indian markets. The decrease in revenue from products was primarily due to a 15% decline in revenue from manufactured products and a 31% decline in revenue from traded products. These decreases were partially offset by a 2% growth in revenue from services.

     Consumer Care and Lighting revenues declined 7% from Rs. 3,144 million for the year ended March 31, 2001 to Rs. 2,939 million for the year ended March 31, 2002. This was primarily attributable to a decline in revenue from soap products.

     HealthScience revenues decreased by 11% from Rs. 707 million for the year ended March 31, 2001 to Rs. 630 million for the year ended March 31, 2002. Revenue from services decreased by 23% from Rs. 354 million for the year ended March 31, 2001 to Rs. 274 million for the year ended March 31, 2002. This decrease was primarily due to lower volume of services provided to customers in the healthcare and life sciences market. Revenue from products increased marginally by 1% from Rs. 352 million for the year ended March 31, 2001 to
Rs. 356 million for the year ended March 31, 2002.

     Revenue from Others decreased marginally by 5%, from Rs. 758 million for the year ended March 31, 2001 to Rs. 720 million for the year ended March 31, 2002.

     Cost of revenue. As a percentage of total revenue, cost of revenue remained at 62% for the year ended March 31, 2002.

     As a percentage of Global IT Services revenue, cost of Global IT Services revenue increased by 1% from 52% in the year ended March 31, 2001 to 53% in the year ended March 31, 2002. This increase is primarily due to a 5% decline in IT professional utilization rates from 65% in fiscal 2001 to 60% in fiscal 2002 and a modest increase in compensation for overseas onsite employees. This is partially offset by a 12% increase in our offshore billing rates and a 15% increase in our onsite billing rates.

     As a percentage of Global IT Products revenue, cost of Global IT Products revenue was 93% in the year ended March 31, 2002. There was no revenue from sale of products in the year ended March 31, 2001.

     As a percentage of India and Asia-Pac IT Products revenue, cost of India and Asia-Pac IT Products revenue, increased by 4% from 81% for the year ended March 31, 2001 to 85% for the year ended March 31, 2002. This was primarily due to an increase in the sales of lower margin products.

     As a percentage India and Asia-Pac IT Services revenue, cost of India and Asia-Pac IT Services revenue declined by 3% from 64% for the year ended March 31, 2001 to 61% for the year ended March 31, 2002. This decrease was primarily due to an increase in the sales of higher margin services.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased marginally by 2% from 70% for the year ended March 31, 2001 to 68% for the year ended March 31, 2002. Most of this decrease resulted from an improvement in operating efficiencies, which was partially offset by lower margins on soap products.

     As a percentage of HealthScience revenue, cost of HealthScience products revenue decreased marginally by 1% from 73% for the year ended March 31, 2001 to 72% for the year ended March 31, 2002.

     As a percentage of HealthScience revenue, cost of HealthScience services revenue increased by 5% from 50% for the year ended March 31, 2001 to 55% for the year ended March 31, 2002. A portion of our costs in the services business in HealthScience are fixed, the lower volume of services provided during the year has resulted in the increase of cost of revenue as a percentage of HealthScience revenue.

     As a percentage of revenues, cost of revenues of Others increased by 10% from 79% for the year ended March 31, 2001 to 89% for the year ended March 31, 2002.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 5% from Rs. 4,596 million for the year ended March 31, 2001, to Rs. 4,359 million for the year ended March 31, 2002. The total decrease in selling, general and administrative expenses of Rs. 237 million was attributable to decreases of Rs. 236 million in India and Asia-Pac IT Services and Products, Rs. 20 million in Consumer Care and Lighting, and Rs. 35 million in HealthScience. These decreases were partially offset by an increase of Rs. 27 million in Global IT Services and Products and Rs. 27 million in Others.

     Selling, general and administrative expenses for Global IT Services and Products increased marginally by 1% from Rs. 2,482 million for the year ended March 31, 2001 to Rs. 2,509 million for the year ended March 31, 2002.

     Selling, general and administrative expenses for India and Asia-Pac IT Services and Products declined by 20% from Rs. 1,182 million for the year ended March 31, 2001 to Rs. 946 million for the year ended March 31, 2002. This decrease was primarily due to cost control measures and lower travel related expenditure.

     Selling, general and administrative expenses for Consumer Care and Lighting declined by 4% from Rs. 559 million for the year ended March 31, 2001 to Rs. 539 million for the year ended March 31, 2002. Most of this decrease resulted from the reduction of sales promotion expenses.

     Selling, general and administrative expenses for Others increased by 17% from Rs. 163 million for the year ended March 31, 2001 to Rs. 190 million for the year ended March 31, 2002.

     Foreign exchange gains, net. Foreign exchange gains, net, increased to Rs. 219 million for the year ended March 31, 2002 from Rs. 120 million for the year ended March 31, 2001. This was primarily due to the depreciation of the rupee against the dollar and an increase in our export revenues. During fiscal 2002, the rupee declined by over 4% against the dollar. Revenues from exports of our products and services increased 20% to Rs. 21,912 million from Rs. 18,323 million in the year ended March 31, 2001.

     Operating income. As a result of foregoing factors, operating income increased 12% from Rs. 7,554 million for the year ended March 31, 2001 to Rs. 8,442 million for the year ended March 31, 2002. Operating income of Global IT Services and Products increased by 26% to Rs 7,578 million, offsetting a 30% and 10% decline in operating income of India and Asia-Pac IT Services and Products and Consumer Care and Lighting to Rs. 578 million and Rs. 404 million, respectively.

     Other income, net. Other income, net, increased to Rs. 839 million for the year ended March 31, 2002 from Rs. 87 million for the year ended March 31, 2001. The cash surpluses generated by our operations and the proceeds from our ADR offering have been invested in money market instruments. The increase in other income is primarily due to interest income and realized gains on these short-term investments.

     Income taxes. Income taxes declined by 12% from Rs. 1,150 million for the year ended March 31, 2001 to Rs. 1,016 million for the year ended March 31, 2002. Our effective tax rate decreased by 4% to 11%. The reduction in the effective tax rate was primarily due to the following :

•	An increase in the proportion of total revenue from Global IT Services and Products;

•	An increase in the proportion of Global IT Services and Products revenue from geographies having lower tax rates;

•	An increase in the proportion of the income from domestic investments being realized in a tax-free manner; and

•	Favorable tax assessments.

     Equity in earnings of affiliates. Equity in earnings of affiliates increased to Rs. 147 million for the year ended March 31, 2002 from equity in losses of affiliates of Rs. 53 million for the year ended March 31, 2001. Most of this increase is attributable to the consolidation of Wipro Net since December 2000. Equity in losses of Wipro Net for the year ended March 31, 2001 was Rs. 136 million. Equity in earnings of Wipro GE increased to Rs. 234 million for the year ended March 31, 2002 from Rs. 184 million in the year ended March 31, 2001.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased 31% from Rs. 6,433 million for the year ended March 31, 2001 to Rs. 8,411 million for the year ended March 31, 2002.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Liquidity and Capital Resources

     As of March 31, 2003 we had cash and cash equivalents of Rs. 14,096 million and unused line of credit of Rs. 2,140 million. To utilize the line of credit we need to comply with certain financial covenants.  We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

     We believe that cash generated from operations along with the net proceeds of Rs. 5,803 million ($124.96 million) from our initial U.S. public offering (IPO) in October 2000 will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. Currently we have utilized Rs. 3,974 million ($84 million) from the proceeds of our IPO for acquisitions. On May 8, 2003 we utilized Rs. 836 million ($17.7 million) of the proceeds of our IPO towards the acquisition of Nervewire.

     Cash provided by operating activities for the year ended March 31, 2003 was Rs. 7,663 million. Net profits of Rs. 8,099 million, was offset by an increase in receivables of Rs. 1,641 million and an increase in advances for expenditures, primarily for employees, of Rs. 1,121 million. The increase in receivables was primarily due to growth in revenues and current macroeconomic conditions. The increase in advances for expenditures to employees is primarily as a result of an increase in the number of our employees.

     Cash used in investing activities for the year ended March 31, 2003 was Rs. 1,131 million. The cash was used primarily on capital expenditures and acquisitions. Cash provided by operating activities was used for capital expenditures of Rs. 2,529 million. We incurred Rs. 5,441 million ($ 114 million) on acquisitions. We liquidated Rs. 4,898 million of our investments towards payments for these acquisitions.

     Cash provided by financing activities for the year ended March 31, 2003 was Rs. 187 million. The cash provided by financing activities was primarily from the issue of shares upon exercise of stock options by employees and an increase in bank borrowings. For the year ended March 31, 2003 we paid cash dividends of Rs. 1 per share ($ 0.02) amounting to Rs. 232 million.

     As of March 31, 2003, we had contractual commitments of Rs. 321 million ($6.75 million) related to capital expenditures for construction or expansion of software development facilities. Plans to construct or expand our software development facilities are dictated by our business requirements. We currently intend to finance our planned construction and expansion entirely from internal accruals.

     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms.

Research and Development

     Our research and development efforts are primarily in the emerging technology areas like home networking, content commerce, collaboration and knowledge management. We seek to gain expertise in these areas and develop solutions. Further, through our “centers of excellence” we seek to gain domain expertise in specific industries and use our expertise in developing industry specific solutions. For example, we are currently working in the areas like residential gateway and wireless local area networks based on 802.11 standards. We have also developed solutions like “iDesk,” which facilitates creation of an employee self-service portal, and “Flow-brix” our work flow solution.

     Research and development expenditure for the years ended March 31, 2002 and 2003 was Rs. 213 million and Rs. 260 million ($5 million).

Trend Information

     Global IT Services and Products. As a result of the continued uncertainty and weak global economic conditions, companies continue to seek to outsource IT spending offshore to offshore IT service providers like us. We believe this has contributed to continued growth in our revenues. However, we continue to experience erosion in our gross profit with significant pricing pressures in our core service offerings because of clients’ needs to reduce their costs and the increased competitive environment among IT companies. In addition, some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises. Further, we are experiencing increases in wages for our IT professionals. As a result, our gross profits in Global IT Services and Products declined from 45% in the year ended March 31, 2002 to 42% in the year ended March 31, 2003.

     We expect these trends to continue for the foreseeable future. In response to the continued pricing pressures and the increased competition from other IT services companies, we are focusing on offering services with higher price margins, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

     India and Asia-Pac IT Services and Products. In our products component of our India and Asia-Pac IT Services and Products segment we have experienced pricing pressures because of clients’ needs to reduce costs and the increased competitive environment among IT companies. As a result, gross profits for this component of this segment declined from 15% in the year ended March 31, 2002 to 12% in the year ended March 31, 2003. We expect these pricing pressures to continue for the foreseeable future. In response to the decline in gross profits in this component of this segment, we are focusing on new business opportunities where we can leverage our service delivery capabilities to realize higher selling prices for this component of this segment and on improving our operational and cost efficiencies.

     Our India and Asia-Pac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and Asia-Pac IT Services and products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

     IT-Enabled Services. We established our IT-Enabled Services business segment when we acquired Spectramind in July 2002. This acquisition facilitated our entry into the market for IT-enabled/BPO services. We have been competing in this area for less than a year, and we have recently experienced pricing negotiations with some clients over our services.

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. However, in the sixteen quarters ended March 31, 2003, revenues from hydrogenated oil products as a proportion of total revenues of our Consumer Care business has continued to decline significantly. This decline has been offset by continued increases in revenues from soaps and lighting products.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a material impact on our consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 was adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on our consolidated financial statements. We have adopted disclosure provisions of FIN No. 45 for the year ended March 31, 2003.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, we may elect to report the change in accounting as a cumulative-effect adjustment. We believe that EITF Issue No. 00-21may impact our current revenue recognition policy relating to certain contracts for sale of goods, where a portion of the contract price allocable to the goods is not payable until installation or a similar service is completed. Further, we are evaluating the impact of adoption of EITF Issue No. 00-21 on other revenue recognition policies.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. We have adopted the disclosure provisions of SFAS No. 148 for the year ended March 31, 2003.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 will not have a material impact on our consolidated financial statements.

Critical accounting policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

Revenue Recognition

     We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.

Product Revenue

     Product revenue is recognized when there is persuasive evidence of a contract, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred. If we are obligated to perform installation services and a portion of the sales consideration is payable only on the completion of installation services, then the entire revenue is deferred and recognized on the completion of the installation services.

     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized in accordance with percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Because the financial reporting of these contracts depends on estimates, that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

     Revenues from IT-Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Detiverables

     In revenue arrangements with multiple deliverables we allocate the total revenues to be earned under the arrangement among the various elements based on their relative fair values. We recognize revenues on the delivered products or services only if:

•	The above product or service revenue recognition criteria are met;

•	Undelivered products or services are not essential to the functionality of the delivered products or services;

•	Payment for the delivered product or services is not contingent upon delivery of the remaining products or services; and

•	There is evidence of the fair value for each of the deliverable or the undelivered products or services.

     Assessments regarding impact of the undelivered element on functionality of the delivered element, impact of forfeiture and similar contractual provisions and determination of fair value of each element, would affect the timing of revenue recognition and would impact our results of operations.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of realizable values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or realizable value.

Accounting for Income taxes

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries. The current tax laws in India provide means by which the reported amount of investment can be recovered in a tax free manner.

     We are subject to a 15% branch profit tax in the United States to the extent net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2003, the U.S. branch’s net assets amounted to $22.3 million. We have not triggered the branch profit tax, and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, a provision for branch profit tax was not recorded as of March 31, 2003.

Business Combinations, Goodwill and Intangible Assets

     The process of identifying reporting units, identifying intangible assets separate from goodwill, allocating goodwill to reporting units and reviewing goodwill for impairment is complex. We are required to make significant assumptions and subjective estimates. If any of our assumptions or estimates are revised it may impact our results of operations and financial position.

Item 6.   Directors, Senior Management and Employees

Directors and Senior Management

     Our directors and executive officers, their respective ages and positions for the year ended March 31, 2003 are as follows:

Name	Age	Position

Azim H. Premji	57	Chairman of the Board and Managing Director

Dr. Ashok Ganguly	67	Director

B. C. Prabhakar	60	Director

Dr. Jagdish N. Sheth	64	Director

Vivek Paul	44	Vice Chairman of the Board and Executive Officer

Narayanan Vaghul	66	Director

Eisuke Sakakibara	62	Director

P. M. Sinha	63	Director

P. S. Pai (1)	60	Vice Chairman of the Board and Executive Officer

D. A. Prasanna (2)	54	Vice Chairman of the Board and Executive Officer

Suresh C. Senapaty	45	Executive Vice President, Finance

Pratik Kumar	37	Vice President, Human Resources

Suresh Vaswani	43	President, Wipro Infotech

Vineet Agrawal	41	President, Wipro Consumer Care & Lighting

Ranjan Acharya	45	Vice President, Human Resources Development

Tamal Dasgupta	52	Vice President & Chief Information Officer

Girish S. Paranjpe	45	President-Finance & Insurance, Wipro Technologies

Sudip Banerjee	43	President-Enterprise Solutions, Wipro Technologies

Dr. A. L. Rao	54	President-Telecom & Internetworking Solutions, Wipro Technologies

(1)	Retired effective July 31, 2002.

(2)	Resigned effective March 31, 2003.

     Azim H. Premji has been our Chairman of the Board and Managing Director since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University.

     Dr. Ashok Ganguly has served as our director since January 1999. From August 1996 to April 2003, he served as Chairman of ICI India Limited. From May 1980 to April 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997 he served as a Director of Unilever NV and Plc. Currently in addition to serving as Chairman of ICICI OneSource Limited, he is also on the board of British Airways Plc, Technology Network (India) Pvt. Ltd., ICICI Knowledge Park Ltd., Hemogenomics (India) Pvt. Ltd., Mahindra & Mahindra Ltd., New Skies Satellite NV as well as on the Central Board of Directors of Reserve Bank of India and Tata AIG Life Insurance Co. Ltd. Dr. Ganguly holds a B.Sc., in Chemistry from Bombay University and an MS and Ph.D from the University of Illinois.

     B.C. Prabhakar has served as our director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

     Dr. Jagdish N. Sheth has served as our director since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr. Sheth is also on the board of Cryo-Cell International Inc and Shasun Chemicals & Drugs Limited. Dr. Sheth holds a B. Commerce from Madras University, and an M.B.A. and Ph.D in Behavioral Sciences from the University of Pittsburgh.

     Vivek Paul has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a B.Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

     Narayanan Vaghul has served as our director since June 1997. He has been Chairman of the Board of ICICI Limited since September 1985 and ICICI Bank Limited since 2002. Mr. Vaghul is also on the board of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, ICICI Knowledge Park, Nicholas Piramal India, Ltd., Technology Network (India) Pvt. Ltd, Himatsingka Seide Limited, Asset Reconstruction Company (India) Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Ltd. Mr. Vaghul is a graduate in Commerce from Madras University and a certified associate of the Institute of Bankers.

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

     Priya Mohan Sinha became a director of our company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the board of ICICI Bank Limited, Lafarge India and Azim Premji Foundation Pvt. Ltd. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the board of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

     Pratik Kumar has served as our Corporate Vice President, Human Resources, since April 2002, and he has served with us in various other positions of responsibilities since November 1991. Mr. Kumar holds a B.A. (Hons) from Delhi University and a MBA from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

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

     Vineet Agrawal has served as President of Wipro Consumer Care & Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech from IIT, New Delhi and an M.B.A from Bajaj Institute of Management Studies, Mumbai.

          Girish S. Paranjpe has served as President — Finance & Insurance division of Wipro Technologies since October 2000 and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Commerce from Bombay University and is a Fellow Member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

          Dr. A. L. Rao has served as President-Telecom & Internetworking Solutions division of Wipro Technologies since October 2000 and has served with us in other positions since August 1980. Dr. Rao holds a B.Sc., M.Sc. and a Ph.D in Nuclear Physics from Andhra University.

          Tamal Dasgupta has served as Chief Information Officer since March 2000. Mr. Dasgupta holds a B.Commerce from Calcutta University and is a Fellow Member of the Institute of Chartered Accountants of India and is a certified public accountant.

          Ranjan Acharya has served as Vice President — Human Resources Development since April 2002 and has served with us in other positions since July 1994. Mr. Acharya holds a B.Sc., from Pune University and an M.B.A. from Symbosis Institute of Business Management, Pune, India.

          Sudip Banerjee has served as President-Enterprise Solutions division of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr. Sudip holds a Bachelor of Arts in Economics from Delhi University and Diploma in Management from All India Institute of Management Association.

Compensation

Director Compensation

     Each of our non-employee directors receive an attendance fee of $42 (Rs. 2,000) for every Board and Committee meeting they attend. In the fiscal year ended March 31, 2003, we paid an aggregate of $136,616 (Rs. 6,439,455) to our non-employee directors. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission as follows:

1.	Dr. Ashok Ganguly receives approximately $16,831 (Rs. 800,000) per year.

2.	Narayanan Vaghul receives approximately $16,831 (Rs. 800,000) per year.

3.	Prof. Eisuke Sakakibara receives approximately $40,000 (Rs. 1,901,200) per year.

4.	Dr. Jagdish N. Sheth receives approximately $25,000 (Rs. 1,188,250) per year. Additionally, we paid $8,500 (Rs.404,005) towards professional fees for the services offered by Dr. Sheth in July 2002.

5.	P. M. Sinha receives approximately $21,039 (Rs. 1,000,000) per year.

6.	B. C. Prabhakar receives approximately $8,415 (Rs. 400,000) per year.

Executive Compensation

     The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2003 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation

		Commission/
Name	Salary	Incentives		Housing (2)	Others

Azim H. Premji	$44,183	$197,593	(1)	$25,247	$44,663	(3)
Vivek Paul	409,999	592,777	(1)	—	11,245
P. S. Pai (4)	26,509	65,853		9,593	906
D. A. Prasanna (5)	125,500	73,364		19,233	3,868
Pratik Kumar	41,361	20,933		—	1,731
Suresh C. Senapaty	52,867	40,080		18,935	3,537
Vineet Agrawal	62,503	21,805		7,571	1,533
Sudip Banerjee	38,216	33,965		4,923	1,116
Girish S. Paranjpe	41,942	23,122		6,387	1,228
Tamal Dasgupta	27,420	20,300		5,049	2,295
Dr. A. L. Rao	63,687	17,728		6,311	770
Ranjan Acharya	40,108	23,815		—	1,705
Suresh Vaswani	65,553	37,467		3,608	6,529

1.	Azim H. Premji and Vivek Paul were paid commissions at the rate of 0.1% and 0.3% respectively, on our net profits computed in accordance with the provisions of the Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2003.

3.	The figure includes a subsidy of $28,038, to Azim H. Premji, for interest payments on his independent housing finance.

4.	Retired effective July 31, 2002.

5.	Resigned effective March 31, 2003.

	Long term compensation

		No. of
		Equity Share		No. of ADS
	Deferred	Options	Grant	Options	Grant	Expiration
Name	benefits (1) (2)	Granted	Price	Granted	Price	Date

Azim H. Premji	$58,652	—	—	—	—	—
Vivek Paul	63,000	—	—	—	—	—
P. S. Pai (3)	4,313	—	—	—	—	—
D. A. Prasanna (4)	11,445	—	—	—	—
Pratik Kumar	3,430	—	—	—	—
Suresh C. Senapaty	8,804	—	—	—	—	—
Vineet Agrawal	6,049	—	—	—	—	—
Suresh Vaswani	5,112	—	—	—	—	—
Ranjan Acharya	3,756	—	—	—	—	—
Sudip Banerjee	4,062	—	—	—	—	—
Tamal Dasgupta	2,678	—	—	—	—	—
Girish S. Paranjpe	4,061	—	—	—	—	—
Dr. A. L. Rao	7,068	—	—	—	—	—

1.	Deferred benefits payable to Vivek Paul include contributions made by us to our deferred compensation plan and in the case of other employees, our contribution to the Provident Fund and Pension Fund. Under our pension plan, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as of the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

2.	In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lumpsum of $7,363 (Rs. 350,000) as a gratuity payment for each of our employees, other than Vivek Paul, at the time of separation, death, disability or retirement.

3.	Retired effective July 31, 2002.

4.	Resigned effective March 31, 2003.

Board Composition

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2003, we had eight directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors.

The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office

Azim H. Premji	December 30,2004	2 years
Vivek Paul	July 29, 2004	5 years
Dr. Jagdish Sheth	July 17, 2003	Retirement by rotation
Dr. Ashok Ganguly	Annual General Meeting 2005	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2004	Retirement by rotation
N. Vaghul	Annual General Meeting 2004	Retirement by rotation
Prof. Eisuke Sakakibara	Annual General Meeting 2005	Retirement by rotation
P. M. Sinha	July 17, 2003	Retirement by rotation

Option Grants

     There were no option grants to our Chairman and Managing Director in the fiscal years ended March 31, 2002 and 2003. Details of options granted to other senior management executives are reported elsewhere in this Item 6 in the section titled “Executive Compensation.”

Option Exercises and Holdings

     Our Chairman and Managing Director did not exercise or hold any options during the fiscal year ended March 31, 2003. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 in the section titled “Share Ownership.”

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

     We have entered into employment agreements with Azim H. Premji, Vivek Paul, Pratik Kumar, Suresh C. Senapaty, Vineet Agrawal, Suresh Vaswani, Sudip Banerjee, Girish S. Paranjpe, Ranjan Acharya, Tamal Dasgupta and Dr. A. L. Rao. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

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

     We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person’s services as our director or officer.

Board Committee Information

     Audit Committee

     Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. These matters include the recommendation of our independent auditors, the scope of our annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The Audit Committee comprises of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee.

     Compensation& Benefits Committee

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

Mr. N. Vaghul	-	Chairman of the Compensation & Benefits Committee

Messrs P. M. Sinha and B. C. Prabhakar	-	Members of the Compensation & Benefits Committee.

     Nomination & Corporate Governance Committee

     The Nomination and Corporate Governance Committee of the Board of Directors, which was formed in 2002, develops and recommends to the Board corporate governance guidelines for our Company, implements the policies and processes relating to corporate governance principles, to lay down policies and procedures to assess the requirements for induction of new members on the Board and recommendation for the same. The Nomination and Corporate Governance Committee comprises of the following three non-executive directors:

Mr. Ashok Ganguly	-	Chairman of the Nomination & Corporate Governance Committee

Messrs N. Vaghul and B. C. Prabhakar	-	Members of the Nomination & Corporate Governance Committee

     Employees

     As of March 31, 2003, we had over 23,300 employees, including over 12,660 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

     Training

     Each of our new recruits must attend a two week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 53 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions such as IIM Bangalore to provide special skillset training in areas such as project management to any of our IT professionals who choose to enroll. We also reserve a small percentage of these classes for our software programmer clients who meet the eligibility criteria.

     Performance Evaluations

     Employees receive written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.

     Compensation

     We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment’s quarterly operating margin objectives.

Share Ownership

     The following table sets forth as of March 31, 2003, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2003. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2003. The number of shares presented in the table below includes equity shares underlying ADSs and ADS options. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs.47.53 per $ 1.00. The share numbers and percentages listed below are based on 232,563,992 equity shares outstanding as of March 31, 2003.

		Percentage of	Equity Shares
	Equity Shares	Equity Shares	Underlying
	Beneficially	Beneficially	Options	Grant	Date of
Name	Owned	Owned	Granted	Price ($)	Expiration

Azim H. Premji (1)	195,295,610	83.97	—	—	—
Vivek Paul (2)	242,350	*	13,750	21.86	September 2005
			22,500	51.65	August 2006
			45,000	41.375	October 2006
			75,000	36.4	February 2009
B. C. Prabhakar	500	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok Ganguly	—	—	—	—	—
N. Vaghul	—	—	—	—	—
Prof. Eisuke Sakakibara	—	—	—	—	—
P. M. Sinha	—	—	—	—	—
Suresh C. Senapaty	21,100	*	4,400	22.84	September 2005
			6,000	38.98	June 2006
			2,250	41.375	October 2006
			10,000	33.36	February 2009
Pratik Kumar	7,475	*	1,650	22.84	September 2005
			3,750	38.98	June 2006
			1,375	41.375	October 2006
			8,000	33.36	February 2009
Vineet Agrawal (3)	14,320	*	2,200	22.84	September 2005
			3,750	38.98	June 2006
			10,000	33.36	February 2009
Suresh Vaswani (4)	13,525	*	3,850	22.84	September 2005
			4,875	38.98	June 2006
			10,000	33.36	February 2009
Sudip Banerjee	18,125	*	2,475	22.84	September 2005
			4,875	38.98	June 2006
			1,500	41.375	October 2006
			7,200	33.36	February 2009
Girish S. Paranjpe	11,990	*	2,200	22.84	September 2005
			4,875	38.98	June 2006
			1,875	41.375	October 2006
			10,000	33.36	February 2009
Dr. A. L. Rao	25,935	*	2,750	22.84	September 2005
			5,625	38.98	June 2006
			2,250	41.375	October 2006
			6,000	33.36	February 2009
Tamal Dasgupta	2,400	*	2,250	38.98	June 2006
			750	41.375	October 2006
			5,600	33.36	February 2009
Ranjan Acharya	7,525	*	2,475	22.84	September 2005
			3,000	38.98	June 2006
			6,000	33.36	February 2009
P.S. Pai (5)	—	—	—	—	—
D.A. Prasanna (6)	—	—	—	—	—

*	Represents less than 1% of the shares.

(1)	Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 214,400 shares held by members of Mr. Premji’s immediate family, 239,100 shares held jointly by Mr. Premji and members of his immediate family and 168,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 168,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

(2)	Includes shares held jointly by Mr. Paul and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Paul’s employment is terminated. However, if Mr Paul’s employment is terminated for reasons other than legal, ethical or company policy violations, Mr Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the Wipro Equity Reward Trust. Mr Paul must exercise his right to receive these shares within three months from the date of his termination.

(3)	Includes shares held jointly by Mr. Vineet Agrawal’s and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Vineet Agrawal’s employment is terminated prior to October 2003.

(4)	Includes shares held jointly by Mr. Suresh Vaswani and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Vaswani’s employment is terminated prior to October 2003.

(5)	Retired effective July 31, 2002.

(6)	Resigned effective March 31, 2003.

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

     The 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 ADS option plan may not exceed ten years. The 2000 ADS option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

     2000 Employee Stock Option Plan

     Our 2000 stock plan provides for the grant of stock options to eligible employees and directors. The creation of our 2000 stock plan was approved by our Board of Directors on April 26, 2000, and by our shareholders on July 27, 2000. The 2000 stock plan became effective on September 15,2000, and unless terminated sooner, the 2000 stock plan will terminate automatically on September 15, 2010. A total of 25,000,000 equity shares are currently reserved for issuance pursuant to the 2000 stock plan. All options under the 2000 stock plan will be exercisable for our equity shares.

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

     The 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options, within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally such options must be exercised within six months after termination. The exercise price of stock options granted under the 2000 stock plan will be determined by the committee. The term of options granted under the 2000 stock plan may not exceed six years.

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

     The 1999 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options, within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally such options must be exercised within six months after termination. The exercise price of stock options granted under the 1999 stock plan will be determined by the committee. The term of options granted under the 1999 stock plan may not exceed six years.

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

     The WERT is administered by a board of trustees that generally consists of between two and six members as appointed by us. We select eligible employees to receive grants of shares and other compensation from the WERT and communicate this information to the WERT. We select employees based upon various factors including, without limitation, an employee’s performance, period of service and status. The WERT awards the number of shares that each employee is entitled to receive out of the shares we issued to the WERT at its formation. We also determine the time intervals that an employee may elect to receive them. Currently shares issued under the WERT are generally not transferable for a period of five years after the date of issuance to the employee. Shares from the WERT are issued in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the five year period, complete ownership of the shares is transferred to the employee.

     If employment is terminated by death, disability or retirement, his or her restricted shares are transferred to the employee’s legal heirs or continue to be held by the employee, as the case may be, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased.

     The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2003, the WERT holds 1,347,985 of our outstanding equity shares in its own name and holds 229,755 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 44,375 shares not yet jointly registered in the names of the WERT and participating employees.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2003, of each person or group known by us to own beneficially 5% or more of the outstanding equity shares.

     Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 232,563,992 equity shares outstanding as of March 31, 2003.

	Class of	Number of Shares
Name of Beneficial Owner	Security	Beneficially Held 2002	% of Class

Azim H. Premji (l)	Equity	195,295,610	83.90
Hasham Traders	Equity	54,376,500	23.38
Prazim Traders	Equity	54,169,500	23.29
Zash Traders	Equity	54,040,800	23.24

(1)	Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 214,400 shares held by members of Mr. Premji’s immediate family, 239,100 shares held jointly by Mr. Premji and members of his immediate family and 168,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 168,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2003, are held by approximately 2,480 holders of record in the United States.

     Our equity shares can be held by Foreign Institutional Investors, or FIIs, Overseas Corporate Bodies, or OCBs, and Nonresident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently 4.86% of the Company’s equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

     Our major shareholders do not have a differential voting right with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Related Party Transactions

     We engaged in no material related party transactions in the fiscal year ended March 31, 2003.

Employment and Indemnification Agreements

     We have entered into employment agreements with Azim H. Premji, Vivek Paul, Pratik Kumar, Suresh Senapaty, Suresh Vaswani, Vineet Agrawal, Sudip Banerjee, Girish S. Paranjpe, Tamal Dasgupta, Ranjan Acharya and Dr. A.L. Rao. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

     We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person’s services as our director or officer.

     The tenure of Mr. Azim H. Premji as Chairman and Managing Director of Wipro Limited ended on December 30, 2002. Subject to the approval of the shareholders, the Board of Directors, with Mr. Premji abstaining, re-appointed Mr. Premji as Chairman and Managing Director of Wipro Limited until December 30, 2004. The remuneration payable to Mr. Premji during the period from December 31, 2002 to December 30, 2004 would be the same as that paid to Mr. Premji in the preceding period. Mr. Premji is entitled to a salary of Rs. 175,000 ($3,681) per month. Mr. Premji shall also be entitled to certain perquisites including: housing; medical expense reimbursement; paid vacation; health club fees; personal accident insurance; provident fund/pension; gratuity; personal automobile and chauffeur; and residential telephone.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The following financial statements and the Auditors’ Report appearing under Item 18 in this Annual Report for the fiscal year ended March 31, 2003 are incorporated herein by reference:

•	Independent Auditors’ Report.

•	Consolidated Balance Sheets as of March 31, 2002 and 2003.

•	Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003.

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2001, 2002 and 2003.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003.

•	Notes to the Consolidated Financial Statements.

Export Revenue

     For the fiscal year ended March 31, 2003, we generated Rs. 30,489 million, or 71% of our total revenues, from the export of our products and services out of India.

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

     For the years ended March 31, 2001, 2002 and 2003 we paid cash dividends of Rs. 0.30, Rs. 0.50 and Rs. 1 ($0.02) per equity share, respectively. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Significant Changes

     None.

Item 9. The Offer and Listing

Price History

     Our equity shares are traded on The Stock Exchange, Mumbai or BSE, the Bangalore Stock Exchange, or BGSE, The National Stock Exchange of India Limited, or NSE, The Cochin Stock Exchange Ltd., The Kolkata Stock Exchange Association Ltd., The Stock Exchange-Ahmedabad, The Delhi Stock Exchange Association Ltd., in India, or collectively, the Indian Stock Exchanges. A significant portion of our equity shares are traded on the BSE and the NSE. Our American Depository Shares as evidenced by American Depository Receipts, or ADRs are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

     As of March 31, 2003, we had 232,563,992 issued and outstanding equity shares. As of March 31, 2003, there were approximately 2,480 record holders of ADRs evidencing 2,686,334 ADSs (equivalent to 2,686,334 equity shares). As of March 31, 2003, there were approximately 56,838 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. Stock prices per share have been restated to reflect a 5-for-l stock split in 1999.

	BSE				NSE				NYSE

	Price Per Equity Share				Price Per Equity Share				Price Per ADS
Fiscal year
ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)

2003	1,875	1,063	39.45	22.36	1,875	1,063	39.45	22.36	40.28	22.22
2002	1,965	765	41.34	16.10	1,974	759	41.53	15.97	44.00	16.99
2001	5,920	1,295	124.55	27.25	5,924	1,327	124.64	27.92	68.43	31.05
2000	9,800	930	206.19	19.57	10,350	937	217.76	19.71	—	—
1999	871	152	18.33	3.20	880	150	18.51	3.16	—	—

	BSE				NSE				NYSE

	Price Per Equity Share				Price Per Equity Share				Price Per ADS

Quarter ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)

June 30, 2002	1,875	1,452	39.45	30.55	1,875	1,453	39.45	30.57	40.28	29.10
September 30, 2002	1,520	1,063	31.98	22.36	1,520	1,063	31.98	22.36	29.94	22.22
December 31,2002	1,762	1,285	37.07	27.04	1,761	1,285	37.05	27.04	37.00	26.70
March 31,2003	1,685	1,209	35.45	25.44	1,688	1,210	35.51	25.46	35.99	27.40

	BSE				NSE				NYSE

	Price Per Equity Share				Price Per Equity Share				Price Per ADS

Quarter ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)

June 30, 2001	1,806	765	38.00	16.10	1,868	759	39.30	15.97	39.00	18.11
September 30, 2001	1,566	815	32.95	17.15	1,565	802	32.93	16.87	34.80	16.99
December 31,2001	1,965	841	41.34	17.69	1,974	812	41.53	17.08	42.75	18.75
March 31,2002	1,890	1,460	39.76	30.72	1,894	1,461	39.85	30.74	44.00	31.00

	BSE				NSE				NYSE

	Price Per Equity Share				Price Per Equity Share				Price Per ADS

Six months ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)

November 30, 2002	1,701	1,349	35.79	28.38	1,705	1,348	35.87	28.36	35.79	28.14
December 31,2002	1,762	1,516	37.07	31.90	1,761	1,518	37.05	31.94	37.00	31.80
January 31, 2003	1,685	1,356	35.45	28.53	1,688	1,356	35.51	28.53	35.99	28.10
February 28, 2003	1,486	1,305	31.26	27.46	1,480	1,348	31.14	28.36	30.70	28.70
March 31,2003	1,495	1,209	31.45	25.44	1,500	1,295	31.56	27.25	31.50	27.40
April 30, 2003	1,309	825	27.54	17.36	1,307	832	27.50	17.50	30.00	20.50

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nse-india.com. NYSE data obtained from www.adrwise.com.

Plan of Distribution

     Not applicable.

Markets

     Trading Practices and Procedures on the Indian Stock Exchanges

     The BSE and NSE together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through on-line execution. Trading is done on a three-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

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

     The BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a broker’s strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian Stock Exchanges in response to “panic” trading or large fluctuations.

     Until March 31, 2003, the stock exchanges in India operated on a trading day plus three, or T+3, rolling settlement system. At the end of the T+3 period, obligations settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Thursday. As of April 1, 2003, the stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement system. The Securities and Exchange Board of India, or SEBI, has proposed to move to a T+l settlement system in the future.

     In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. There are generally no restrictions on price movements of any security on any given day. In order to restrict abnormal price volatility, the SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price.

     Market Wide Circuit Breakers: Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices; the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted.

     Price Bands: Price bands are circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.

     Depositories

     The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depository facilities for trading in equity and debt securities in India. The SEBI has also provided that the issue and allotment of shares in initial public offerings shall only be in electronic form.

Item 10. Additional Information

Share Capital

     Not applicable.

Memorandum and Articles of Association

     Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India with Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Articles of Association, and Memorandum of Association, of Wipro Limited that are included as exhibits to our registration statement on Form F-l filed with the Securities and Exchange Commission on September 26, 2000.

     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. Currently, we have eight directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

     Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next meeting of shareholders. The remuneration payable to our directors may be fixed by the Board of Directors in accordance with provisions prescribed by the Government of India.

Objects and Purposes of Our Memorandum of Association

The following is a summary of our Objects as set forth in Section 3 of our Memorandum of Association:

•	To purchase or otherwise acquire and take over any lands.

•	To carry on the business of extracting vegetable oil.

•	To manufacture and deal in hydrogenated vegetable oil.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists, metallurgists.

•	To carry on the trade or business of manufacturing and distributing chemical, synthetic and organic products.

•	To carry on business as manufacturers, exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on research and development activities on all aspects related to products business and objects of our Company.

•	To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves any other conveniences or erection suitable for any of the purpose of our Company.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of metal working and manufacturing.

•	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which we are authorized to carry on or possessed of any property or rights suitable for our purposes.

•	To manufacture or otherwise acquire and deal in containers and packing materials of any kind.

•	To apply for, purchase or otherwise acquire any patents, brevets d’invention, licenses, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention.

•	To purchase or otherwise acquire, manufacture, and deal in all raw materials, stores, stock-in-trade, goods, chattels and effects.

•	To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise.

•	To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, or all or any of the purposes within the objects of our Company.

•	To enter into any arrangement with any government or authorities.

•	To provide for the welfare of person in the employment of our Company, or formerly engaged in any business acquired by our Company and the wives, widows, families or dependants of such persons.

•	To undertake, carry out, promote and sponsor rural development including any program for promoting the social and economic welfare or uplift of the public in any rural area.

•	To undertake, carry out, promote and sponsor or assist any activity for the promotion and growth of the national economy and for discharging what the directors may consider to be the social and moral responsibilities of our Company to the public or any section of the public.

•	From time to time to subscribe or contribute to any charitable, benevolent or useful object of a public nature.

Description of Equity Shares

Dividends

     Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

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

     The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

     We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our Company.

     Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or surplus in the company’s profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

     Consolidation and Subdivision of Shares

     The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

     Audit and Annual Report

     At least 21 days before the Annual General Meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and profit and loss account and the reports of the Board of Directors and the auditors thereon. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

     A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the meeting.

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

     Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoint a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

     Limitations on the Rights to Own Securities

     The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities imposed by Indian law are discussed in Item 10 of this Annual Report, under the section titled “Currency Exchange Controls” and is incorporated herein by reference.

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

     The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

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

     Register of Shareholders; Record Dates; Transfer of Shares

     We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our AOA currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the National Company Law Tribunal.

     Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the National Company Law Tribunal may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Consultants Limited located in Bangalore, Karnataka, India.

     Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

     An acquisition by a company of its own shares that does not rely on an approval of the National Company Law Tribunal must comply with prescribed rules, regulations and conditions of the Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on several recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act and the provisions of the Buy-back Regulations.

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

     Takeover Code and Listing Agreements

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5% or 10% or 14% of the outstanding shares or voting rights of a publicly-listed Indian company a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 75% of the shares or voting rights in a company, upon the sale or purchase of 2% or more of the shares or voting rights of the company, is required to notify the company and all the stock exchanges where the shares are listed. An ADS holder would be subject to these notification requirements.

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

     An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates to 5% and 10% of the voting rights. The creeping acquisition limits provided under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 have been changed to 5% with effect from October 1, 2002 in any fiscal year.

     We have entered into listing agreements with each of the Indian Stock Exchanges on which our equity shares are listed. Each of the listing agreements provides that if a purchase of a listed company’s shares results in the purchaser and its affiliates holding more than 5% of the company’s outstanding equity shares or voting rights, the purchaser and the company must report its holding to the company and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15% of the voting rights in the company, then the purchaser must, before acquiring such equity shares, make an offer on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price.

     Although the provisions of the listing agreements entered into between us and the Indian Stock Exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depositary

Material Contracts

     Not applicable.

Currency Exchange Controls

     Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRI or OCB are permitted to transfer shares or convertible debentures of Indian company to other NRI or OCB.

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

     In February 2002, the RBI issued a circular stating that the terms of Regulation 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

     The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

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

     Procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of “Head Room” (i.e. the number of ADSs/GDSs originally issued minus number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non- resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) After the purchase, the Indian broker places the domestic shares with the Custodian; (iv) Custodian advises the overseas depository on the custody of domestic shares and to issue corresponding ADSs/GDSs to the Investor; and (v) the overseas depository issues ADSs/GDSs to the Investor.

Foreign Direct Investment

     In July l991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment

Promotion Board, or FIPB, currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. six billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. six billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In March 2000, the RBI issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB’s areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB’s consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

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

Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBI’s general permission enable the registered FII to: buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; realize capital gains on investments made through the initial amount invested in India; subscribe or renounce rights offerings for shares; appoint a domestic custodian for custody of investments held; and repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares.

Ownership Restrictions

     SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Vide Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs and OCBs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI or OCB may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     More detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FERA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher. Under the Securities and Exchange Board of India (Substantial Acquisition of shares and Takeovers) Regulations, 1998 approved by the SEBI in January 1998 and promulgated by the Government of India in February 1998, or the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code.

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

Government of India Approvals

     Approval of the Foreign Investment Promotion Board for foreign direct investment by ADS holders is required. Specific approval of the Reserve Bank of India will have to be obtained for:

•	any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

•	the sale of the underlying equity shares by a person resident outside India to a person resident in India.

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

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

•	182 days or more, in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. As per the Income Tax Act as amended by the Finance Act, 2003, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is subject to a dividend distribution tax of 12.81% including the applicable surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax.

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

     Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%. An additional surcharge of 10% will be charged in case the aggregate taxable income of the resident employee exceed Rs. 850,000 during the relevant financial year.

•	Long-term capital gains realized by an individual holder upon the sale of equity shares obtained through the redemption of ADSs are subject to tax at a rate of 10%. An additional surcharge of 10% will be charged in case the aggregate taxable income of the individual holder exceeds Rs. 850,000 during the relevant financial year.

•	Long-term capital gains realized by non-resident corporate holders upon the sale of equity shares obtained through the redemption of ADSs are subject to tax at a rate of 10.25% including the applicable surcharge.

•	Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 41% (including the applicable surcharge) in case of foreign companies, and 30% in the case of resident employees and non-resident individuals with taxable income exceeding Rs. 150,000. In the case of resident employees or the non-resident individuals, an additional surcharge of 10% will be charged in case their aggregate taxable income exceed Rs. 850,000 during the relevant financial year.

     The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs’ or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on The Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

     According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

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

     If Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long term capital gains realized on the sale of such equity shares will still be subject to tax at a rate of 10%. In addition to this, there will be a surcharge of 2.5% in the case of corporate holders and 10% in the case of non-corporate holders with a aggregate taxable income exceeding Rs. 850,000. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax, which are not available to a non-resident holder under Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 41% including the applicable surcharge in case of a foreign company and 30%, in case of resident employees and non-resident individuals with taxable income over Rs. 150,000. An additional surcharge of 10% will be charged in case the aggregate taxable income of resident employees and non-resident individuals exceed Rs. 850,000 during the relevant financial year.

     As per Section 10(36) of the Income tax Act as introduced by the Finance Act, 2003 exempts long-term capital gains arising from the transfer of a share, being an eligible equity share in a company purchased on or after March 1, 2003 but before March 1, 2004 and held for a period of twelve months or more. An “eligible equity share” means,

•	Any equity share in a company being a constituent of BSE-500 Index of the Stock Exchange, Mumbai as on March 1, 2003 and the transactions of purchase and sale of such equity shares are entered into on a recognized stock exchange in India.

•	Any equity share in a company allotted through a public issue on or after March 1, 2003 and listed in a recognized stock exchange in India before March 1, 2004 and the transaction of sale of such share is entered into on a recognized stock exchange in India.

     Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer.

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

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 8%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

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

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our Company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our Company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

     Subject to certain conditions and limitations, any Indian dividend distribution taxes imposed upon distributions paid to a U.S. Holder will be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will generally constitute foreign source “passive income.”

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

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

     A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

•	such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.; or

•	in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

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

     Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a 31% backup withholding tax may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income;

or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of equity shares;

•	if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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

Documents on Display

     This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

•	Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20529, and

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 5th Street, N.W., Washington, DC 20549, at prescribed rates.

     The SEC maintains a web-site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

     Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjapur Road, Bangalore, Karnataka, 560 035, India.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

General

     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated securities.

Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our audit committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables, investments in foreign currency denominated securities and foreign currency debt. A significant portion of our revenues are in US dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Current Indian regulations do not permit us to hedge the exposure on foreign currency denominated securities. Our net exchange rate exposure as of March 31, 2002 and 2003, was $15.5 million and $9.89 million respectively.

     The forward contracts typically mature between one through eleven months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as non-material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended.

     Interest rate risk. Our interest rate risk primarily arises from our long-term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

     A maturity profile as of March 31, 2003 of our debt is set forth below :

	(in millions)
Maturing in year ending March 31:
2004	Rs.	30
2005		—
2006		2
2007		5
Thereafter		58

Total	Rs.	95

     Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

     Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

     On October 19, 2000, We completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

     We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

     Net proceeds from the offering have been invested in highly liquid money market instruments. In July 2002 we acquired 62% equity interest in Spectramind e-Services Private Limited for a consideration of Rs 3,691 million ($75.82 million) in cash. A portion of the consideration amounting to $60.49 million was paid out of net proceeds from the offering. In December 2002, we acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 million ($24.58 million). A portion of the consideration, amounting to $21.46 million, was paid out of the net proceeds form the offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

     Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d - 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16 A. Audit Committee Financial Expert

     Not applicable

Item 16 B. Code of Ethics

     Pursuant to the requirements of Item 406 of the Regulation S-K, on October 16, 2002, our Audit Committee adopted a written code of ethics is applicable to our Chairman and Chief Executive Officer, Principal Financial Officer and other members of our finance department. Our code of ethics is filed as an exhibit to this Annual Report, and is available on our website www.wipro.com.

     On April 17, 2003, our Audit Committee also adopted a whistleblowing policy that we call our ombudsprocess. We have nominated ombudsmen to address concerns relating to malpractice, impropriety, abuse or wrongdoing, including questionable accounting practices, violations of law and any breaches of any policy, manual or code adopted by us. Our ombudsprocess encourages the employees and business associates to report any instances of malpractice, impropriety, abuse or wrongdoing, and prohibits harassment or victimization including informal pressures of any kind against any employee or business associate who reports any such conduct. Our Ombudsprocess is filed as an exhibit to this Annual Report and is available on our website www.wipro.com.

Item 17. Financial Statements

     Not applicable.

Part III

Item 18. Financial Statements

REPORT OF AUDIT COMMITTEE

The Board of Directors and Stockholders
Wipro Limited

The Consolidated financial statements for the year ended March 31, 2003 have been reviewed by the committee with the auditors as well as the management and recommended to the Board at the Company’s board meeting held on April 15, 2003 for approval and adoption of the consolidated audited financial statements read with the report of the Auditor’s thereon. These financial statements be further hereby recommended for inclusion in the Company’s Annual Report and other statutory regulatory filings.

Bangalore	N.Vaghul	P.M. Sinha	B.C. Prabhakar
April 15,2003	Chairman	Member	Member

REPORT OF MANAGEMENT

Management of Wipro is responsible for the integrity and objectivity of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the Annual Report and its consistency with the financial statements.

Management maintains internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. These are reviewed at regular intervals to ascertain their adequacy and effectiveness.

In addition to the system of internal controls, the Company has articulated its vision and core values which permeate all its activities. It also has corporate policies to ensure highest standards of integrity in all business transactions, eliminate possible conflicts of interest, ensure compliance with laws, and protect confidentiality of proprietary information. These are reviewed at periodic intervals.

The consolidated financial statements have been audited by the Company’s independent auditors, KPMG. Their responsibility is to audit these statements in accordance with generally accepted auditing standards in the United States and express their opinion on the fairness of presentation of the statements.

The Audit Committee of the board comprising entirely of independent directors conducts an ongoing appraisal of the independence and performance of the Company’s internal and external auditors and monitors the integrity of Company’s financial statements. The Audit Committee meets several times during the year with management, internal auditors and the independent auditors to discuss audit activities, internal controls and financial reporting matters.

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Corporate Executive Vice President – Finance
Bangalore, April 15, 2003	and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Wipro Limited

We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wipro Limited and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Also, as discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, Business Combinations.

KPMG
Bangalore, India
April 15, 2003

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,

	2002		2003		2003

					Convenience
					translation into
					US $
					(Unaudited)
ASSETS
Current assets :
Cash and cash equivalents (Note 5)	Rs.	7,377,200	Rs.	14,096,414	$296,579
Accounts receivable, net of allowances (Note 6)		5,980,903		7,930,847	166,860
Costs and earnings in excess of billings on contracts in progress		1,009,795		1,379,273	29,019
Inventories (Note 7)		1,402,146		1,449,498	30,496
Investment securities (Note 9)		5,043,334		526,969	11,087
Deferred income taxes (Note 22)		179,088		215,299	4,530
Property, plant and equipment held for sale (Note 4)		—		12,667	267
Other current assets (Note 8)		3,481,308		2,535,809	53,352

Total current assets		24,473,774		28,146,776	592,190
Investment securities (Note 9)		450,833		—	—
Property, plant and equipment, net (Note 10)		6,261,857		7,309,784	153,793
Investments in affiliates (Note 14)		898,319		534,069	11,236
Deferred income taxes (Note 22)		149,696		65,488	1,378
Intangible assets, net (Note 3, 11)		250		450,362	9,475
Goodwill (Note 3, 11)		656,240		5,186,617	109,124
Other assets (Note 8)		748,165		1,087,795	22,886

Total assets	Rs.	33,639,134	Rs.	42,780,891	$900,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities :
Borrowings from banks (Note 16)	Rs.	182,260	Rs.	508,519	$10,699
Current portion of long-term debt (Note 17)		21,355		29,555	622
Accounts payable		2,238,900		2,236,060	47,045
Accrued expenses		861,350		1,427,447	30,033
Accrued employee costs		774,177		1,261,015	26,531
Advances from customers		1,121,107		896,989	18,872
Other current liabilities (Note 12)		779,519		795,273	16,732

Total current liabilities		5,978,668		7,154,858	150,534
Long-term debt, excluding current portion (Note 17)		87,408		65,769	1,384
Other liabilities		115,791		128,703	2,708

Total liabilities		6,181,867		7,349,330	154,625

Stockholders’ equity :
Equity shares at Rs. 2 par value: 375,000,000 shares authorized; Issued and outstanding : 232,465,689 and 232,563,992 shares as of March 31, 2002 and 2003 (Note 18)		464,932		465,129	9,786
Additional paid-in capital (Note 23)		6,817,163		6,946,629	146,153
Deferred stock compensation (Note 23)		(93,201)		(64,008)	(1,347)
Accumulated other comprehensive income/(loss)		51,861		690	15
Retained earnings (Note 19)		20,216,587		28,083,196	590,852
Equity shares held by a controlled Trust: 1,321,335 and 1,303,610 shares as of March 31, 2002 and 2003 (Note 23)		(75)		(75)	(2)

Total stockholders’ equity		27,457,267		35,431,561	745,457

Total liabilities and stockholders’ equity	Rs.	33,639,134	Rs.	42,780,891	$900,082

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Year ended March 31,

	2001		2002		2003		2003

							Convenience
							translation into
							US $
							(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs.	17,389,848	Rs.	21,279,068	Rs.	28,170,438	$592,688
Products		—		955,281		80,343	1,690
IT-Enabled Services		—		—		1,614,049	33,959
India and AsiaPac IT Services and Products
Services		1,872,703		1,913,547		2,239,756	47,123
Products		6,771,347		5,036,948		5,800,811	122,045
Consumer Care and Lighting		3,143,537		2,938,630		2,942,071	61,899
HealthScience
Services		354,468		274,415		456,239	9,599
Products		352,430		355,717		449,982	9,467
Others		758,353		719,864		1,096,211	23,064

Total		30,642,686		33,473,470		42,849,900	901,534

Cost of revenues :
Global IT Services and Products
Services		9,039,134		11,296,966		16,437,744	345,839
Products		—		890,730		77,680	1,634
IT-Enabled Services		—		—		975,076	20,515
India and AsiaPac IT Services and Products
Services		1,192,398		1,160,497		1,186,907	24,972
Products		5,459,082		4,268,441		5,099,599	107,292
Consumer Care and Lighting		2,195,145		1,999,434		2,008,178	42,251
HealthScience
Services		177,655		150,532		246,972	5,196
Products		257,228		257,075		345,776	7,275
Others		595,994		637,732		798,507	16,800

Total		18,916,636		20,661,407		27,176,439	571,774

Gross profit		11,726,050		12,812,063		15,673,461	329,759
Operating expenses :
Selling, general and administrative expenses		(4,596,014)		(4,358,902)		(6,192,653)	(130,289)
Research and development expenses		—		(213,457)		(260,481)	(5,480)
Amortization of goodwill (Note 11)		(45,389)		(175,317)		—	—
Amortization of intangible assets (Note 11)		(468)		(250)		(166,321)	(3,499)
Foreign exchange gains, net		120,226		218,968		306,639	6,451
Others, net		349,386		158,474		125,623	2,643

Operating income		7,553,791		8,441,579		9,486,268	199,585
Other income, net (Note 20)		86,847		838,838		717,951	15,105
Income taxes (Note 22)		(1,150,042)		(1,016,003)		(1,342,248)	(28,240)

Income before share of equity in earnings/ (losses) of affiliates and minority interest		6,490,596		8,264,414		8,861,971	186,450
Equity in earnings/(losses) of affiliates (Note 14)		(53,181)		147,078		(355,250)	(7,474)
Minority interest		—		—		(30,101)	(633)

Income from continuing operations		6,437,415		8,411,492		8,476,620	178,343
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs. 246,120 for the year ended March 31, 2003) (Note 4)		(832)		(126,771)		(536,523)	(11,288)
Income tax benefit (Note 4, 22)		77,735		45,257		158,978	3,345

Income before cumulative effect of accounting change		6,514,318		8,329,978		8,099,075	170,399
Cumulative effect of accounting change, net of tax		(59,104)		—		—	—

Net income	Rs.	6,455,214	Rs.	8,329,978	Rs.	8,099,075	$170,399

Earnings per equity share: Basic
Continuing operations		28.07		36.39		36.66	0.77
Discontinued operations		0.34		(0.35)		(1.63)	(0.03)
Cumulative effect of accounting change		(0.26)		—		—	—
Net income		28.15		36.04		35.03	0.74
Earnings per equity share: Diluted
Continuing operations		27.84		36.33		36.60	0.77
Discontinued operations		0.33		(0.35)		(1.63)	(0.03)
Cumulative effect of accounting change		(0.26)		—		—	—
Net income		27.91		35.98		34.97	0.74
Weighted average number of equity shares used in computing earnings per equity share :
Basic		229,325,989		231,132,500		231,204,326	231,204,326
Diluted		231,254,523		231,534,876		231,572,448	231,572,448

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares			Additional
				Paid in		Deferred Stock		Comprehensive
	No. of Shares	Amount		Capital		Compensation		Income

Balance as of March 31, 2000	229,156,350	Rs.	458,313	Rs.	889,595	Rs.	(297,715)		—
Cash dividends paid	—		—		—		—		—
Equity shares issued	3,162,500		6,325		5,796,449		—		—
Issuance of equity shares on exercise of options	114,169		228		123,759		—		—
Equity shares forfeited, net of issuances by Trust	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		(24,151)		24,151		—
Amortization of compensation related to employee stock incentive plan	—		—		—		87,160		—
Comprehensive income
Net income	—		—		—		—	Rs.	6,455,214
Other comprehensive income
Unrealized gain/(loss) on investment securities, net	—		—		—		—		(341)

Comprehensive income								Rs.	6,454,873

Balance as of March 31, 2001	232,433,019		464,866		6,785,652		(186,404)

Cash dividends paid	—		—		—		—		—
Issuance of equity shares on exercise of options	32,670		66		35,414		—		—
Equity shares forfeited, net of issuances by Trust	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		(14,480)		2,362		—
Amortization of compensation related to employee stock incentive plan	—		—		—		90,841		—
Income tax benefit arising on exercise of stock options	—		—		10,577		—		—
Comprehensive income
Net income	—		—		—		—		8,329,978
Other comprehensive income
Unrealized gain/(loss) on investment securities, net	—		—		—		—		50,430

Comprehensive income									8,380,408

Balance as of March 31, 2002	232,465,689		464,932		6,817,163		(93,201)		—

Cash dividends paid	—		—		—		—		—
Issuance of equity shares on exercise of options	98,303		197		106,612		—		—
Equity shares issued by Trust, net of forfeitures	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		22,854		(23,049)		—
Amortization of compensation related to employee stock incentive plan	—		—		—		52,242		—
Comprehensive income
Net income	—		—		—		—	Rs.	8,099,075
Other comprehensive income Translation adjustments	—		—		—		—		(568)
Unrealized gain/(loss) on investment securities, net	—		—		—		—		(50,603)

Total other comprehensive income	—		—		—		—		(51,171)

Comprehensive income								Rs.	8,047,904

Balance as of March 31, 2003	232,563,992	Rs.	465,129	Rs.	6,946,629	Rs.	(64,008)

Balance as of March 31, 2003 Convenience translation into US $(Unaudited)			$9,786		$146,153		$(1,347)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated				Equity Shares held by a
	Other				Controlled Trust			Total
	Comprehensive		Retained					Stockholders’
	Income		Earnings		No. of Shares	Amount		Equity

Balance as of March 31, 2000	Rs.	1,772	Rs.	5,635,050	(1,216,460)	Rs.	(75)	Rs.	6,686,940
Cash dividends paid		—		(75,121)	—		—		(75,121)
Equity shares issued		—		—	—		—		5,802,774
Issuance of equity shares on exercise of options		—		—	—		—		123,987
Equity shares forfeited, net of issuances by Trust		—		—	(64,425)		—		—
Compensation related to employee stock incentive plan, net of reversals		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan		—		—	—		—		87,160
Comprehensive income
Net income				6,455,214	—		—		6,455,214
Other comprehensive income
Unrealized gain/(loss) on investment securities, net		(341)		—	—		—		(341)
Comprehensive income
Balance as of March 31, 2001		1,431		12,015,143	(1,280,885)		(75)		19,080,613

Cash dividends paid		—		(128,534)	—		—		(128,534)
Issuance of equity shares on exercise of options		—		—	—		—		35,480
Equity shares forfeited, net of issuances by Trust		—		—	(40,450)		—		—
Compensation related to employee stock incentive plan, net of reversals		—		—	—		—		(12,118)
Amortization of compensation related to employee stock incentive plan		—		—	—		—		90,841
Income tax benefit arising on exercise of stock options		—		—	—		—		10,577
Comprehensive income
Net income		—		8,329,978	—		—		8,329,978
Other comprehensive income
Unrealized gain/(loss) on investment securities, net		50,430		—	—		—		50,430
Comprehensive income
Balance as of March 31, 2002		51,861		20,216,587	(1,321,335)		(75)		27,457,267

Cash dividends paid		—		(232,466)	—		—		(232,466)
Issuance of equity shares on exercise of options		—		—	—		—		106,809
Equity shares issued by Trust, net of forfeitures		—		—	17,725		—		—
Compensation related to employee stock incentive plan, net of reversals		—		—	—		—		(195)
Amortization of compensation related to employee stock incentive plan		—		—	—		—		52,242
Comprehensive income
Net income				8,099,075					8,099,075
Other comprehensive income
Translation adjustments		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net		—		—	—		—		—
Total other comprehensive income		(51,171)		—	—		—		(51,171)
Comprehensive income
Balance as of March 31, 2003	Rs.	690	Rs.	28,083,196	(1,303,610)	Rs.	(75)	Rs.	35,431,561

Balance as of March 31, 2003 Convenience translation into US $(Unaudited)		$15		$590,852			$(2)		$745,457

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,

	2001		2002		2003		2003

							Convenience
							translation into
							US $
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	6,455,214	Rs.	8,329,978	Rs.	8,099,075	$170,399
Adjustments to reconcile net income to net cash provided by operating activities :
(Gain)/loss from discontinued operations		(76,903)		81,514		377,545	7,943
(Gain)/loss on sale of property, plant and equipment		(154,458)		(26,003)		6,470	136
Depreciation and amortization		1,021,252		1,465,555		1,698,028	35,725
Deferred tax charge/(benefit)		(41,389)		80,046		44,457	935
Gain on sale of investment securities		—		(201,536)		(410,360)	(8,634)
Amortization of deferred stock compensation		87,160		78,723		52,047	1,095
Equity in (earnings)/losses of affiliates		53,181		(147,078)		355,250	7,474
Other non-cash items		148,863		(96,000)		—	—
Income tax benefits arising from exercise of stock options		—		10,577		—	—
Minority interest		—		—		30,101	633
Changes in operating assets and liabilities :
Accounts receivable		(1,742,544)		(87,295)		(1,640,603)	(34,517)
Costs and earnings in excess of billings on contracts in progress		(55,938)		(944,461)		(369,478)	(7,774)
Inventories		(517,963)		64,951		(47,352)	(996)
Other assets		(514,519)		(209,253)		(1,120,511)	(23,575)
Accounts payable		548,877		432,112		(202,298)	(4,256)
Accrued expenses and employee costs		360,692		(383,989)		881,421	18,545
Advances from customers		193,609		127,230		(178,674)	(3,759)
Other liabilities		91,840		483,984		60,359	1,270

Net cash provided by continuing operations		5,856,974		9,059,055		7,635,477	160,645
Net cash provided by discontinued operations		52,282		11,286		27,861	586

Net cash provided by operating activities		5,909,256		9,070,341		7,663,338	161,232

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,

	2001		2002		2003		2003

							Convenience
							translation into
							US $
							(Unaudited)
Cash flows from investing activities :
Expenditure on property, plant and equipment		(2,626,273)		(2,439,238)		(2,529,312)	(53,215)
Proceeds from sale of property, plant and equipment		226,054		307,501		112,845	2,374
Proceeds from sale of assets of the peripherals division		156,280		—		—	—
Dividends received from affiliates		31,849		5,096		49,000	1,031
Investment in affiliates		(72,967)		—		—	—
Purchase of investment securities		(2,469,807)		(9,759,309)		(5,494,070)	(115,592)
Proceeds from sale and maturities of investment securities		174,000		7,198,754		10,392,034	218,642
Investment in inter-corporate deposits		(1,052,000)		(1,013,091)		—	—
Proceeds from redemption and maturities of inter-corporate deposits		—		—		1,779,288	37,435
Payment for acquisitions, net of cash acquired		(919,500)		—		(5,441,072)	(114,477)

Net cash used in continuing operations		(6,552,364)		(5,700,287)		(1,131,287)	(23,802)
Net cash used in discontinued operations		(163,950)		(45,625)		—	—

Net cash used in investing activities		(6,716,314)		(5,745,912)		(1,131,287)	(23,802)

Cash flows from financing activities :
Proceeds from issuance of equity shares		5,926,761		35,480		106,809	2,247
Proceeds from/(repayments of) short-term borrowing from banks, net		232,846		(164,390)		326,259	6,864
Repayment of long-term debt		(188,351)		(1,312,465)		(13,439)	(283)
Redemption of preferred stock		(250,000)		—		—	—
Payment of cash dividends		(75,121)		(128,534)		(232,466)	(4,891)

Net cash provided by/(used in) financing activities		5,646,135		(1,569,909)		187,163	3,938

Net increase in cash and cash equivalents during the year		4,839,077		1,754,520		6,719,214	141,368
Cash and cash equivalents at the beginning of the year		783,603		5,622,680		7,377,200	155,211

Cash and cash equivalents at the end of the year	Rs.	5,622,680	Rs.	7,377,200	Rs.	14,096,414	$296,579

Supplementary information :
Cash paid for interest	Rs.	69,844	Rs.	69,826	Rs.	30,245	$636
Cash paid for taxes		1,120,889		1,251,346		1,859,707	39,127

During the year ended March 31, 2003, the Company acquired a 5.9% equity interest in WeP Peripherals through conversion of debentures with a carrying value of Rs. 40,000.

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and where otherwise stated)

1.	Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Wipro Spectramind Services Private Limited, Wipro HealthCare IT Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT Services and Products, and IT-Enabled Services globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products, Consumer Care and Lighting and HealthScience. Wipro is headquartered in Bangalore, India.

2.	Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited, is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2003, have been translated into US dollars at the noon buying rate in New York City on March 31, 2003, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $l=Rs. 47.53. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in money market funds and all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation.

     Arrangements involving multiple elements are evaluated to determine whether each deliverable represents the culmination of a separate earnings process. Revenues are allocated to individual elements based on fair values. Revenues on delivered elements are recognized only where the undelivered elements are not essential to the functionality of the delivered elements and there are no forfeiture provisions for default in delivering the undelivered elements.

     Revenues from IT-Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

     Effective April 1, 2001, the Company adopted EITF 00-14: Accounting for Certain Sales Incentives, EITF 00-22: Accounting for Points and Certain Other Time-based or Volume-based sales, Incentive Offers and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterisation of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported net income.

     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

Shipping and handling costs. Shipping and handling costs are included in selling, general and administrative expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories : trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value and a charge to the income statement. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Furniture, fixtures and equipment	2 to 5 years
Vehicles	4 years
Computer software	2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Business combinations, goodwill and intangible assets. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination need to meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets. As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss. The carrying value of the goodwill on the date of adoption was Rs. 656,240. Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually.

     Reported income from continuing operations, net income and basic and diluted earnings per share excluding the impact of amortization of goodwill, for all periods presented would have been as follows :

	Year ended March 31,

	2001		2002		2003

Income from continuing operations, as reported	Rs.	6,437,415	Rs.	8,411,492	Rs.	8,476,620
Add : Amortization of goodwill		45,389		175,317		—

Income from continuing operations, adjusted	Rs.	6,482,804	Rs.	8,586,809	Rs.	8,476,620

Earnings per share : Basic
Continuing operations, as reported	Rs.	28.07	Rs.	36.39	Rs.	36.66
Add : Amortization of goodwill		0.20		0.76		—

Continuing operations, adjusted	Rs.	28.27	Rs.	37.15	Rs.	36.66

Earnings per share : Diluted
Continuing operations, as reported	Rs.	27.84	Rs.	36.33	Rs.	36.60
Add : Amortization of goodwill		0.20		0.76		—

Continuing operations, adjusted	Rs.	28.04	Rs.	37.09	Rs.	36.60

	Year ended March 31,

	2001		2002		2003

Net income, as reported	Rs.	6,455,214	Rs.	8,329,978	Rs.	8,099,075
Add : Amortization of goodwill		45,389		175,317		—

Net income, adjusted	Rs.	6,500,603	Rs.	8,505,295	Rs.	8,099,075

Earnings per share : Basic
Net income, as reported	Rs.	28.15	Rs.	36.04	Rs.	35.03
Add : Amortization of goodwill		0.20		0.76		—

Net income, adjusted	Rs.	28.35	Rs.	36.80	Rs.	35.03

Earnings per share : Diluted
Net income, as reported	Rs.	27.91	Rs.	35.98	Rs.	34.97
Add : Amortization of goodwill		0.20		0.76		—

Net income, adjusted	Rs.	28.11	Rs.	36.74	Rs.	34.97

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows :

Customer-related intangibles	2-5	years
Marketing-related intangibles	2	years
Technology-based intangibles	5	years

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

     SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below :

	Year ended March 31,

	2001		2002		2003

Net income, as reported	Rs.	6,455,214	Rs.	8,329,978	Rs.	8,099,075
Add : Stock–based employee compensation expense included in reported net income, net of tax effects		73,440		67,185		45,366
Less : Stock-based employee compensation expense determined under fair value based method, net of tax effects		(1,330,556)		(1,985,297)		(3,033,273)

Pro forma net income	Rs.	5,198,098	Rs.	6,411,866	Rs.	5,111,168

Earnings per share : Basic
As reported		28.15		36.04		35.03
Pro forma		22.67		27.74		22.10
Earnings per share: Diluted
As reported		27.91		35.98		34.97
Pro forma		22.58		27.73		22.09

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

	Year ended March 31,

	2001	2002	2003

Dividend yield	0.03%	0.03%	0.1%
Expected life	42 months	42 months	48 months
Risk free interest rates	11%	8.5%	7%
Volatility	45%	65%	60%

     Derivatives and hedge accounting. On April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

     The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

     Accounting change. Effective January 1, 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission. The initial adoption resulted in a cumulative catch up adjustment of Rs. 59,104, which is recorded as a charge to income for the year ended March 31, 2001.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a material impact on the consolidated financial statements of the Company.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 was adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements of the Company.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on the consolidated financial statements of the Company. The disclosure provisions of FIN No. 45 have been adopted by the Company for the year ended March 31, 2003.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company believes that EITF Issue No. 00-21 may impact its current revenue recognition policy relating to certain contracts for sale of goods, where a portion of the contract price allocable to the goods is not payable until installation or a similar service is completed. Further, the Company is evaluating the impact of adoption of EITF Issue No. 00-21 on its other revenue recognition policies.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to

provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company for the year ended March 31, 2003.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities - an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 will not have a material impact on the consolidated financial statements of the Company.

     Reclassifications. The Company has reclassified certain costs for the years ended March 31, 2001 and 2002, between cost of revenues and operating expenses, to conform to the current presentation. These reclassifications reduced the previously reported gross profit by Rs. 189,740 and Rs. 224,290 respectively, which is not material. Certain other reclassifications have been made to conform prior period data to current presentation. The above reclassifications had no impact on reported net income or stockholders’ equity. The Company has also reclassified cash outflows on inter-corporate deposits during the years ended March 31, 2001 and 2002, from net cash provided by operating activities to net cash used in investing activities. These reclassifications have increased the previously reported net cash provided by operating activities and increased the net cash used in investing activities by Rs. 1,052,000 and Rs. 1,013,091 respectively.

3. Acquisitions

     Wipro Spectramind Services Private Limited (Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Spectramind, acquired for a consideration of Rs. 192,000. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288,000, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Spectramind, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Spectramind at an additional cost of Rs. 3,696,552. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Spectramind. Subsequently, the Company acquired the balance 11% of the outstanding equity shares for Rs. 440,591. The results of operations of Spectramind are consolidated in the Company’s financial statements with effect from July 1, 2002.

     Spectramind is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the Business Process Outsourcing (BPO) services segment, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows :

Description	Fair value

Net tangible assets	Rs.	705,904
Customer-related intangibles		387,000
Marketing-ralated intangibles		34,300
Goodwill		3,489,939

Total	Rs.	4,617,143

     Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, Wipro acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 180,776. On December 31, 2002, the Company acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 96,980.

     The Company intends to address the market for healthcare information systems in India and South Asia through Wipro Healthcare IT. Further, the Company intends to leverage the domain expertise of Wipro Healthcare IT in addressing the outsourcing requirements of large corporations engaged in the design, development and integration of healthcare information systems.

     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	80,406
Technology-based intangibles		34,300
Customer-related intangibles		62,833
Goodwill		100,217

Total	Rs.	277,756

     Global Energy Practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,165,161.

     The Company intends to leverage the domain expertise of the GEP team engaged in providing specialized IT services to clients in the energy and utilities sector. The Company believes that this acquisition enhances its ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	126,940
Customer-related intangibles		98,000
Goodwill		940,221

Total	Rs.	1,165,161

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates and independent appraisals. However, certain independent appraiser’s reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed in the next 3 months, may result in certain adjustments to the above allocation.

     Amortization of intangible assets

     The estimated amortization schedule for the intangible assets, on a straight line basis, for the next five years is set out below :

Year ending March 31,	Amount

2004	Rs.	174,540
2005		124,180
2006		116,200
2007		31,634
2008		3,808

Total	Rs.	450,362

     Pro forma information (Unaudited)

     The un-audited pro forma consolidated results of operations, as if the above acquisitions had been made at the beginning of periods presented below is as follows :

	Year ended March 31,

	2002		2003

Revenues	Rs.	35,199,654	Rs.	44,118,866

Income from continuing operations		8,384,556		8,580,185
Loss from operations of the discontinued corporate internet services division, net of taxes		(81,514)		(377,545)

Net income	Rs.	8,303,042	Rs.	8,202,640

Earnings per share : Basic
Continuing operations		36.28		37.11
Net income	Rs.	35.92	Rs.	35.48

Earnings per share : Diluted
Continuing operations		36.21		37.05
Net income	Rs.	35.86	Rs.	35.42

     The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill, and certain other adjustments together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

4. Discontinued Operations

     Corporate Internet services (ISP) business

     The Company was involved in the ISP business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. In accordance with the plan, the Company has sold the customer contracts, disposed a substantial portion of the long-lived assets, settled the trade receivables and settled a portion of the outstanding vendor obligations. The Company is in the process of disposing the balance long-lived assets and settling the balance outstanding vendor obligations. The Company currently expects to complete the disposal by May 31, 2003.

     Upon approval of the plan of disposal, the related long-lived assets were reported as held-for-sale and were measured at their fair value, less cost to sell, which was lower than their carrying amount. The loss of Rs. 274,780 resulting from the write-down/sale of the long-lived assets is reported as a loss on disposal. Proceeds from sale of customer contracts aggregating Rs. 28,660 have been reduced from the loss on disposal. The cost of settlement of the vendor obligations aggregating Rs. 97,605 have been reported as other exit costs.

     The operations of the ISP division qualify as a component of an entity, being an asset group. As the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the ISP division are reported in discontinued operations for the current and prior periods.

     The result of operations of the discontinued ISP division comprise :

	Year ended March 31

	2001		2002		2003

Revenue	Rs.	144,242	Rs.	508,019	Rs.	67,259
Operating costs		(145,074)		(634,790)		(260,057)
Other exit costs		—		—		(97,605)
Loss on disposal		—		—		(246,120)

Gain/(loss) from discontinued ISP business		(832)		(126,771)		(536,523)
Income tax benefit		—		45,257		158,978

Gain/(loss) from discontinued ISP business, net of tax	Rs.	(832)	Rs.	(81,514)	Rs.	(377,545)

     Financial services business

     The Company was involved in the financial services business through Wipro Finance, a wholly owned subsidiary. In March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. In December 1999, the Company sold 50% of its equity interest in Wipro Finance. During the year ended March 31, 2001, the Company sold the remaining 50% equity interest in Wipro Finance. The tax benefit of Rs. 77,735 arising on this sale has been reported separately as a component of discontinued operations.

5. Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2002 and 2003 comprise of cash, cash on deposit with banks and highly liquid money market instruments.

6. Accounts Receivable

     Accounts receivable as of March 31, 2002 and 2003 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized.

     The activity in the allowance for doubtful accounts receivable is given below :

	Year ended March 31,

	2002		2003

Balance at the beginning of the period	Rs.	297,884	Rs.	491,644
Additional provision during the period		250,867		153,190
Bad debts charged to provision		(57,107)		(45,947)

Balance at the end of the period	Rs.	491,644	Rs.	598,887

7. Inventories

     Inventories consist of the following :

	As of March 31,

	2002		2003

Stores and spare parts	Rs.	31,425	Rs.	25,951
Raw materials and components		453,018		398,216
Work-in-process		84,722		119,028
Finished goods		832,981		906,303

	Rs.	1,402,146	Rs.	1,449,498

     Finished goods as of March 31, 2002 and 2003 include inventory of Rs. 467,546 and Rs. 438,972 respectively, with customers pending installation.

8. Other Assets

          Other assets consist of the following :

	As of March 31,

	2002		2003

Prepaid expenses	Rs.	748,142	Rs.	1,276,650
Advances to suppliers		68,917		94,741
Balances with statutory authorities		38,821		16,699
Deposits		533,247		638,472
Inter-corporate deposits
GE Capital Services India		819,891		258,803
ICICI Limited		1,245,200		—
Citicorp Financial Services Limited		—		27,000
Advance income taxes		311,257		872,974
Others		463,998		438,265

		4,229,473		3,623,604
Less : Current assets		(3,481,308)		(2,535,809)

	Rs.	748,165	Rs.	1,087,795

9.	Investment Securities

Investment securities consist of the following:

	As of March 31, 2002

			Gross
			Unrealized
	Carrying		Holding
	Value		Gains		Fair Value

Available-for-sale :
Equity securities	Rs.	233	Rs.	1,623	Rs.	1,856
Debt securities		4,962,102		79,376		5,041,478

		4,962,335		80,999		5,043,334

Held-to-maturity:
Debt securities		90,833		3,108		93,941

		90,833		3,108		93,941

Unquoted :
Equity securities		144,300		—		144,300
Convertible preference shares		215,700		—		215,700

		360,000		—		360,000

	Rs.	5,413,168	Rs.	84,107	Rs.	5,497,275

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of March 31, 2003

			Gross		Gross
			Unrealized		Unrealized
	Carrying		Holding		Holding
	Value		Gains		Losses		Fair Value

Available-for-sale :
Equity securities	Rs.	207	Rs.	1,400	Rs.	—	Rs.	1,607
Debt securities		492,478		—		(15,068)		477,410

		492,685		1,400		(15,068)		479,017

Held-to-maturity:
Debt securities		47,952		—		—		47,952

		47,952		—		—		47,952

Unquoted :
Equity securities		—		—		—		—
Convertible preference shares		—		—		—		—

		—		—		—		—

	Rs.	540,637	Rs.	1,400	Rs.	(15,068)	Rs.	526,969

     Held-to-maturity debt securities as of March 31, 2003, mature within a year.

     Dividends from available for sale securities during the years ended March 31, 2001, 2002 and 2003 were Rs. 14, Rs. 36 and Rs. 30 respectively, and are included in other income.

10.	Property, Plant and Equipment

Property, plant and equipment consist of the following :

	As of March 31,

	2002		2003

Land	Rs.	370,079	Rs.	530,037
Buildings		1,585,515		2,210,427
Plant and machinery		5,469,300		6,569,392
Furniture, fixtures and equipment		1,264,870		1,551,629
Vehicles		420,843		566,714
Computer software for internal use		742,305		1,053,065
Capital work-in-progress		1,116,082		1,006,892

		10,968,994		13,488,156
Accumulated depreciation and amortization		(4,707,137)		(6,178,372)

	Rs.	6,261,857	Rs.	7,309,784

     Depreciation expense for the years ended March 31, 2001, 2002 and 2003, is Rs. 975,395, Rs. 1,289,988 and Rs. 1,531,707 respectively. This includes Rs. 140,624, Rs. 204,492 and Rs. 210,889 as amortization of capitalized internal use software, during the years ended March 31, 2001, 2002 and 2003, respectively.

11.	Goodwill and Intangible Assets

Information regarding the Company’s intangible assets acquired either individually or in a business combination consist of the following :

	As of March 31,

	2002						2003

	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		amortization		Net		amount		amortization		Net

Technology-based intangibles	Rs.	—	Rs.	—	Rs.	—	Rs.	34,300	Rs.	4,790	Rs.	29,510
Customer-related intangibles		—		—		—		547,833		149,651		398,182
Marketing-related intangibles		—		—		—		34,300		11,630		22,670
Others		950		700		250		950		950		—

	Rs.	950	Rs.	700	Rs.	250	Rs.	617,383	Rs.	167,021	Rs.	450,362

          The movement in goodwill balance is given below :

	Year ended March 31, 2003

Balance at the beginning of the period	Rs.	656,240
Goodwill relating to acquisitions consummated during the period		4,530,377

Balance at the end of the period	Rs.	5,186,617

          Goodwill as of March 31, 2003 has been allocated to the following reporting units :

Reporting unit	Segment	As of March 31, 2003

Wipro Infotech Services	India and AsiaPac IT Services and Products	Rs.	656,240
IT-Enabled Services	IT-Enabled Services		3,489,939
Wipro Healthcare IT	HealthScience		100,217
Enterprise Services	Global IT Services and Products		940,221

		Rs.	5,186,617

          Goodwill of Rs. 940,221 relating to the Enterprise Services reporting unit is expected to be fully deductible for tax purposes.

12.	Other Current Liabilities

Other current liabilities consist of the following :

	As of March 31,

	2002		2003

Statutory dues payable	Rs.	357,822	Rs.	406,013
Taxes payable		72,707		48,134
Warranty obligations		292,052		293,260
Others		56,938		47,866

	Rs.	779,519	Rs.	795,273

          The activity in warranty obligations is given below :

	Year ended March 31, 2003

Balance at the beginning of the period	Rs.	292,052
Additional provision during the period		299,154
Reduction due to payments		(297,946)

Balance at the end of the period	Rs.	293,260

13.	Operating Leases

     The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 277,018, Rs.320,029 and Rs. 345,898 for the years ended March 31, 2001, 2002 and 2003, respectively.

     Prepaid expenses as of March 31, 2002 and 2003 include Rs. 214,838 and Rs. 211,331 respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

14.	Investments in Affiliates

     Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2002 and 2003, was Rs.820,849 and Rs. 400,599 respectively. The Company’s equity in the income of Wipro GE for year ended March 31, 2001 and 2002 was Rs. 184,315, Rs. 234,100 and the Company’s equity in the losses of Wipro GE for year ended March 31, 2003 was Rs. 371,250.

     WeP Peripherals

     The Company has accounted for its 39.7% interest in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2002 and 2003, was Rs.77,470 and Rs. 133,470 respectively. The Company’s equity in the income of WeP Peripherals for the year ended March 31, 2001, 2002 and 2003 was Rs. 10,530, Rs. 23,676 and Rs. 16,000 respectively.

     Wipro Net

     The Company held a 55 % equity interest in Wipro Net. As the minority shareholders of Wipro Net had significant participating rights, Wipro Net was accounted for by equity method. The Company’s equity in the loss of Wipro Net for the year ended March 31, 2001 was Rs. 135,893. In December 2000, the Company acquired the 45% minority interest in Wipro Net.

     NetKracker

     In December 2000, the Company established NetKracker by transferring its retail internet business. A strategic investor acquired a 51% equity interest in the entity with Wipro retaining the balance 49%. Additionally, Wipro acquired convertible preference shares in NetKracker. The Company’s equity in the loss of NetKracker for the years ended March 31, 2001 and 2002 was Rs. 112,133 and Rs. 110,698 respectively.

     In March 2002, Wipro and the strategic investor entered into certain agreements whereby the convertible preference shares were converted to common stock increasing Wipro’s equity interest from 49% to 79%. Additionally, Wipro would acquire 19% equity interest in NetKracker from the strategic investor for a cash consideration of Rs. 30,000 and a contingent consideration that is payable on occurrence of specified events. The Company determined that the events that trigger contingent payments are within its control and no contingent consideration will be payable under the arrangement.

     The transaction was accounted for as a purchase business combination. Prior to the acquisition, NetKracker had a deferred tax asset of Rs. 135,000 for carry-forward business losses, for which a valuation allowance had been established due to the significant uncertainty on realization on a standalone basis. Subsequent to the acquisition, the Company will fully utilize the benefit of the carryforward business losses and accordingly the valuation allowance was reversed. The amounts assigned to the net assets of NetKracker exceeded the cost of acquisition. This excess was initially used to reduce the amounts allocable to certain eligible assets and the remaining excess of Rs. 96,000 was reported as a component of other income. As the remaining excess was not material it was not reported as an extraordinary gain.

15.	Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the revenues/accounts receivable as of/for the year ended March 31, 2002 and 2003.

     Derivative financial instruments. The Company enters into forward foreign exchange contracts, where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,

	2002	2003

Forward contracts	$62.8 million (sell)	$113.5	million (sell)
	-	£2.5	million (sell)

     The foreign forward exchange contracts mature between one to twelve months.

16.	Borrowings from Banks

     The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 12.8%, 12.2% and 12.7% in the years ended March 31, 2001, 2002 and 2003, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.	Long-term Debt

     Long-term debt consist of the following :

	As of March 31,

	2002		2003

Rupee term loans from banks and financial institutions	Rs.	48,200	Rs.	28,200
Others		60,563		67,124

		108,763		95,324
Less: Current portion		(21,355)		(29,555)

	Rs.	87,408	Rs.	65,769

     All long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

     An interest rate profile of the long-term debt is given below :

	As of March 31,

	2002	2003

Rupee term loans from banks and financial institutions	14.2%	14.2%

     A maturity profile of the long-term debt outstanding as of March 31, 2003, is set out below :

Maturing in the year ending March 31 :
2004	Rs.	29,555
2005		105
2006		2,223
2007		5,293
Thereafter		58,148

	Rs.	95,324

18.	Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $ 41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     The Company paid cash dividends of Rs. 75,121, Rs. 128,534 and Rs. 232,466 during the years ended March 31, 2001, 2002 and 2003. The dividends per share were Rs. 0.30 during the year ended March 31, 2001, Rs. 0.50 during the year ended March 31, 2002 and Rs. 1.00 during the year ended March 31, 2003.

19.	Retained Earnings

     The Company’s retained earnings as of March 31, 2002 and 2003, include restricted retained earnings of Rs. 259,538, which is not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

     Retained earnings as of March 31, 2002 and 2003, also include Rs. 794,719 and Rs. 390,469, respectively, of undistributed earnings in equity of affiliates.

20.	Other Income, Net

     Other income consists of the following:

	Year ended March 31

	2001		2002		2003

Interest income, net	Rs.	86,833	Rs.	420,059	Rs.	245,801
Gain on sale of investment securities, net		—		201,536		410,360
Others		14		217,243		61,790

	Rs.	86,847	Rs.	838,838	Rs.	717,951

21.	Shipping and Handling Costs

     Selling general and administrative expenses for the years ended March 31, 2001, 2002 and 2003, include shipping and handling costs of Rs. 62,200, Rs. 47,922 and Rs. 62,803 respectively.

22.	Income Taxes

     Income taxes have been allocated as follows:

	Year ended March 31

	2001		2002		2003

Continuing operations	Rs.	1,150,042	Rs.	1,016,003	Rs.	1,342,248
Discontinued operations		(77,735)		(45,257)		(158,978)
Cumulative effect of accounting change		(39,273)		—		—
Stockholders equity for:
Exercise of stock options		—		(10,577)		—
Unrealized (gains)/loss on investment securities, net		(313)		29,205		(29,249)

Total income taxes	Rs.	1,032,721	Rs.	989,374	Rs.	1,154,021

Income taxes relating to continuing operations consist of the following:

	Year ended March 31

	2001		2002		2003

Current taxes
Domestic	Rs.	749,406	Rs.	493,153	Rs.	712,624
Foreign		402,752		442,804		585,167

		1,152,158		935,957		1,297,791

Deferred taxes		(2,116)		80,046		44,457

Total income tax expense	Rs.	1,150,042	Rs.	1,016,003	Rs.	1,342,248

Income taxes relating to discontinued division consist of the following :

	Year ended March 31

	2001		2002		2003

Current taxes	Rs.	(77,735)	Rs.	(21,614)	Rs.	(62,912)
Deferred taxes		—		(23,643)		(96,066)

Total income tax benefit	Rs.	(77,735)	Rs.	(45,257)	Rs.	(158,978)

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31

	2001		2002		2003

Income from continuing operations before taxes	Rs.	7,587,457	Rs.	9,427,495	Rs.	9,818,868
Enacted tax rate in India		39.55%		35.70%		36.75%

Computed expected tax expense		3,000,839		3,365,616		3,608,434
Effect of:
Income exempt from tax in India		(2,388,705)		(2,861,967)		(2,880,430)
Difference between tax basis and amount for financial reporting of a domestic subsidiary reversed		—		199,512		—
Others		135,156		(15,688)		58,127

Domestic income taxes		747,290		687,473		786,131
Effect of tax on foreign income		402,752		328,530		556,117

Total income tax expense	Rs.	1,150,042	Rs.	1,016,003	Rs.	1,342,248

     Deferred tax assets as of March 31, 2001 included Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset was reversed during the year ended March 31, 2002, on merger of Wipro Net as a result of which the benefit of the deferred tax asset was no longer available to the Company.

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments was exempt from tax in the year ended March 31, 2002. The aggregate rupee and per share (basic) effects of these tax exemptions are Rs. 2,388,705 and Rs. 10.42 per share for the year ended March 31, 2001, Rs. 2,861,967 and Rs. 12.38 per share for the year ended March 31, 2002 and Rs. 2,880,430 and Rs. 12.46 per share for the years ended March 31, 2003. For the year ended, March 31, 2003 Indian tax laws were amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income.

     The components of the net deferred tax asset are as follows :

	As of March 31,

	2002		2003

Deferred tax assets
Property, plant and equipment	Rs.	15,661	Rs.	—
Allowance for doubtful accounts		57,329		89,143
Investments in mutual funds		58,333		—
Accrued expenses and liabilities		48,842		105,635
Carry-forward capital losses		122,810		126,422
Carry-forward business losses		182,918		175,296
Others		81,154		59,566

Total gross deferred tax assets		567,047		556,062
Less : valuation allowance		(122,810)		(142,172)

Net deferred tax assets		444,237		413,890

Deferred tax liabilities
Property, plant and equipment	Rs.	—	Rs.	16,927
Intangible assets		—		83,184
Unrealized gains on investment securities		29,392		143
Undistributed earnings of affiliates		86,061		32,849

Total gross deferred tax liability		115,453		133,103

Net deferred tax assets	Rs.	328,784	Rs.	280,787

     Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as of March 31, 2003 will expire by 2009.

     Based on historical taxable income, projections of future taxable income and tax planning strategies management believes that it is more likely than not that the Company will be able to realize the benefit on the carry-forward business losses arising out of its Indian and foreign operations, except certain foreign operations of a subsidiary for which a valuation allowance has been established.

     The carry-forward business losses as of March 31, 2003, expire as follows :

     Year ending March 31 :

2009	Rs.	22,987
2010		45,202
2020		20,883
2021		27,035
2022		15,750
2023		29,050
Thereafter		14,389

	Rs.	175,296

     Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2003, the US branch’s net assets amounted to $ 22.3 million. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, branch profit tax provision has not been recorded as of March 31, 2003.

23. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 555,910 and 229,755 shares held by employees as of March 31, 2002 and 2003 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below :

	Year ended March 31

	2001	2002	2003

Shares held at the beginning of the period	1,216,460	1,280,885	1,321,335
Shares granted to employees	(4,250)	—	(19,300)
Grants forfeited by employees	68,675	40,450	1,575

Shares held at the end of the period	1,280,885	1,321,335	1,303,610

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 42 to 60 months. The weighted-average grant date fair values of the shares granted during the years ended March 31, 2001 and 2003 are Rs. 2,212 and Rs. 1,281 respectively. The amortization of deferred stock compensation, net of reversals, for the years ended March 31, 2001, 2002 and 2003, was Rs. 87,160, Rs. 78,723 and Rs. 52,047 respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows :

	Year ended March 31

	2001		2002		2003

Cost of revenues	Rs.	32,363	Rs.	29,504	Rs.	19,734
Selling, general and administrative expenses		54,797		49,219		32,313

	Rs.	87,160	Rs.	78,723	Rs.	52,047

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded, any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Year ended March 31, 2001

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	2,412,150	Rs.	1,024 - 2,522	Rs.	1,091	66 months
Granted during the period	2,672,000		1,853 - 2,419		1,860	62 months
Forfeited during the period	(405,550)		1,086		1,086	—
Exercised during the period	(114,169)		1,086		1,086	—

Outstanding at the end of the period	4,564,431		1,024 - 2,522		1,542	59 months

Exercisable at the end of the period	86,491	Rs.	1,024 - 2,522	Rs.	1,284	54 months

	Year ended March 31, 2002

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	4,564,431	Rs.	1,024 – 2,522	Rs.	1,542	59 months
Forfeited during the period	(645,803)		1,086 – 1,853		1,542	—
Exercised during the period	(32,670)		1,086		1,086	—

Outstanding at the end of the period	3,885,958		1,024 – 2,522		1,550	47 months

Exercisable at the end of the period	637,062	Rs.	1,024 – 2,522	Rs.	1,385	46 months

	Year ended March 31, 2003

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	3,885,958	Rs.	1,024 - 2,522	Rs.	1,550	47 months
Forfeited during the period	(163,677)		1,086 - 2,522		1,599	—
Exercised during the period	(97,903)		1,086		1,086	—

Outstanding at the end of the period	3,624,378		1,024 - 2,522		1,560	36 months

Exercisable at the end of the period	1,189,166	Rs.	1,024 - 2,522	Rs.	1,448	35 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 2000 Plan is as follows :

	Year ended March 31, 2001

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	—		—		—	—
Granted during the period	3,520,300	Rs.	2,382 - 2,746	Rs.	2,397	67 months
Forfeited during the period	(305,950)		2,382		2,382	—

Outstanding at the end of the period	3,214,350		2,382 - 2,746		2,397	67 months

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2002

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	3,214,350	Rs.	2,382 - 2,746	Rs.	2,397	67 months
Granted during the period	5,745,844		1,032 - 1,670		1,582	60 months
Forfeited during the period	(487,680)		1,032 - 2,651		2,397	—

Outstanding at the end of the period	8,472,514		1,032 - 2,746		1,846	58 months

Exercisable at the end of the period	411,414	Rs.	2,375 - 2,651	Rs.	2,397	55 months

	Year ended March 31, 2003

						Weighted
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	8,472,514	Rs.	1,032 - 2,746	Rs.	1,846	58 months
Granted during the period	99,550		1,268 - 1,691		1,495	54 months
Forfeited during the period	(471,150)		1,032 - 2,651		1,899	—
Exercised during the period	(400)		1,032 - 1,338		1,215	—

Outstanding at the end of the period	8,100,514		1,032 - 2,746		1,839	46 months

Exercisable at the end of the period	1,731,730	Rs.	1,032 - 2,746	Rs.	1,884	46 months

     Weighted average grant date fair values for options granted during the years ended March 31, 2001, 2002 and 2003, under the 1999/2000 Plan, are Rs. 996, Rs. 875 and Rs. 831 respectively.

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

     Stock option activity under the 2000 ADS Plan is as follows :

	Year ended March 31, 2001

				Weighted
				average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	—	—	—	—
Granted during the period	268,750	$41.375	$41.375	67 months
Forfeited during the period	(4,000)	41.375	41.375	—

Outstanding at the end of the period	264,750	41.375	41.375	67 months

Exercisable at the end of the period	—	—	—	—

	Year ended March 31, 2002

				Weighted
				average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	264,750	$41.375	$41.375	67 months
Granted during the period	409,200	20.75 - 36.40	35.49	61 months
Forfeited during the period	(26,500)	41.375	41.375	—

Outstanding at the end of the period	647,450	20.75 - 41.375	37.66	55 months

Exercisable at the end of the period	35,738	$41.375	$41.375	44 months

	Year ended March 31, 2003

				Weighted
				average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	647,450	$20.75 - 41.375	$37.66	55 months
Granted during the period	88,300	26.10 - 30.05	27.95	54 months
Forfeited during the period	(35,400)	20.75 - 36.40	29.62	—

Outstanding at the end of the period	700,350	20.75 - 41.375	36.84	43 months

Exercisable at the end of the period	446,152	$25.90 - 41.375	$36.46	47 months

     Weighted average grant date fair values for options granted during the years ended March 31, 2001, 2002 and 2003, are $ 19, $ 19 and $ 15 respectively.

     Wipro Net Plan. Wipro Net had an Employee Stock Option Plan (Wipro Net Plan). Under the Wipro Net Plan eligible employees were granted an option to purchase equity shares of Wipro Net subject to the requirements of vesting. Wipro Net had not recorded any deferred compensation as the exercise price was not less than the fair market value of the underlying equity shares on the grant date. During the year ended March 31, 2002, consequent to the decision of merging Wipro Net with Wipro, stock options under the Wipro Net Plan, were exchanged for stock options of Wipro under the 2000 Plan. The exchange did not result in an increase in the aggregate intrinsic value of the award or a reduction in the ratio of the exercise price per share to the market price per share. As the new options were granted at the fair value on the grant date, no compensation cost was recorded.

     Spectramind Option Plan (Spectramind Plan). Prior to its acquisition by the Company, Spectramind had established the Spectramind Plan. Employees covered by the Spectramind Plan were granted options to purchase shares of Spectramind.

     As of the date of acquisition of Spectramind by the Company, options to purchase 17,462,520 shares were outstanding under the Spectramind Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Spectramind. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Spectramind Plan is as follows :

	Year ended March 31, 2003

						Weighted-		Weighted
	Shares			Weighted-		average		average
	arising	Range of		average		measurement		remaining
	out of	exercise		exercise		date fair		contractual life
	options	prices		price		value		(months)

Assumed at the date of acquisition	514,358	Rs.	1 - 13	Rs.	8	Rs.	20	9 months
	3,157,372		31		31		31	15 months
	6,149,191		57		57		57	29 months
Forfeited during the period	(158,708)		57		57		—	—
Exercised during the period	(332,451)		13		13		—	—
Outstanding at the end of the period	181,907		1 - 13		2		30	3 months
	3,157,372		31		31		31	6 months
	5,990,483		1 - 57		57		57	20 months

Exercisable at the end of the period	181,907	Rs.	1 - 13	Rs.	2	Rs.	30	3 months

     Out of the 9,329,762 options outstanding as at March 31, 2003, options to purchase 9,147,855 shares are covered by a share purchase feature that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting.

24. Earnings Per Share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31

	2001	2002	2003

Basic earnings per equity share – weighted average number of equity shares outstanding	229,325,989	231,132,500	231,204,326
Effect of dilutive equivalent shares-stock options outstanding	1,928,534	402,376	368,122

Diluted earnings per equity share – weighted average number of equity shares and equivalent shares outstanding	231,254,523	231,534,876	231,572,448

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 5,451,924 and 10,865,284 equity shares were outstanding during the years ended March 31, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

25. Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

	As of March 31,

	2002		2003

Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	54,558	Rs.	59,187
Service cost		3,798		3,583
Interest cost		5,723		5,346
Benefits paid		(6,444)		(4,550)
Acturial (gain)/loss		1,552		(1,210)

PBO at the end of the year		59,187		62,356

Change in plan assets
Fair value of plan assets at the beginning of the year		27,892		26,719
Actual return on plan assets		2,856		2,342
Employer contributions		2,415		9,234
Benefits paid		(6,444)		(4,550)

Plan assets at the end of the year		26,719		33,745

Funded status		(32,468)		(28,611)
Unrecognized actuarial (gain)/loss		(535)		2,548
Unrecognized transition obligation		8,330		5,520
Unrecognized actuarial cost		9,173		7,563

Accrued liability	Rs.	(15,500)	Rs.	(12,980)

Net gratuity cost for the years ended March 31, 2001, 2002 and 2003 included :

	Year ended March 31

	2001		2002		2003

Service cost	Rs.	4,110	Rs.	3,798	Rs.	3,583
Interest cost		5,653		5,723		5,346
Expected return on assets		(1,654)		(2,992)		(2,091)
Amortization of transition liabilities		1,874		2,516		2,625

Net gratuity cost	Rs.	9,983	Rs.	9,045	Rs.	9,463

     The actuarial assumptions used in accounting for the Gratuity Plan are :

	As of March 31,

	2002	2003

Discount rate	10%	8%
Rate of increase in compensation levels	9%	8%
Rate of return on plan assets	9.5%	8%

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     The Company contributed Rs. 249,341, Rs. 322,899 and Rs. 442,855 to various defined contribution and benefit plans during the years ended March 31, 2001, 2002 and 2003 respectively.

26. Related Party Transactions

     The Company has the following transactions with related parties.

	Year ended March 31

	2001		2002		2003

Wipro GE :
Revenues from sale of computer equipment and administrative and management support services	Rs.	17,396	Rs.	26,208	Rs.	33,121
Fees received for usage of trade mark		8,820		39,344		19,000
WeP Peripherals :
Revenues from sale of computer equipment and services		13,984		9,230		6,163
Fees received for usage of trade mark		—		53,016		53,016
Interest received on debentures		4,704		5,000		—
Payment for services		—		1,160		14,665
Purchase of printers		169,000		138,676		105,727
Wipro Net :
Fees received for consultancy services		13,100		—		—
Fees received for computer and network maintenance support		10,452		—		—
Revenue from sale of computer equipment		109,871		—		—
NetKracker :
Fees received for technical and infrastructure support services		37,018		96,155		—
Revenue from sale of computer equipment and services		—		987		—
Azim Premji Foundation :
Revenues from sale of computer equipment and services		—		1,442		2,029
Principal shareholder :
Payment of lease rentals		1,200		1,200		1,200

     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet.

	As of March 31,

	2002		2003

Wipro GE	Rs.	56,181	Rs.	87,410
WeP Peripherals		17,037		14,472
Azim Premji Foundation		348		158
Security deposit given to Hasham Premji, a firm under common control		25,000		25,000

	Rs.	98,566	Rs.	127,040

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of March 31,

	2002		2003

WeP Peripherals	Rs.	25,875	Rs.	22,186

	Rs.	25,875	Rs.	22,186

27. Commitments and Contingencies

     Capital commitments. As of March 31, 2002 and 2003, the Company had committed to spend approximately Rs. 241,338 and Rs. 321,410 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Guarantees. As of March 31, 2002 and 2003 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers, and certain other agencies amount to Rs. 828,078 and Rs. 1,883,338 respectively, as part of the bank line of credit.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2003, the Company has met all commitments required under the plan.

     Contingencies and lawsuits. Certain income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

28. Segment Information

     The Company is organized by segments, including Global IT Services and Products, IT-Enabled Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting, HealthScience and ‘Others’. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India and AsiaPacific region.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     In April 2002, the Company established a new business segment named HealthScience, to address the IT requirements of the emerging healthcare and life sciences market. The healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. Further, Wipro Biomed, a business segment which was previously reported in ‘Others’, became a part of the HealthScience segment. Similarly, during the year ended March 31, 2003, certain other business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment. Segment data for previous periods has been reclassified on a comparable basis.

     In July 2002, the Company acquired Spectramind. The operations of Spectramind are organized as a new business segment named IT-Enabled Services. This segment provides BPO services to large global corporations in the US, UK, Australia and other developed markets.

     The results of operations for the discontinued ISP division were previously reported in ‘Others’. The segment information presented excludes these results of operations, which are now reported outside of continuing operations.

     ‘Others’ consist of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Information on reportable segments is as follows :

	Year ended March 31, 2001

			India and
	Global IT		AsiaPac IT		Consumer
	Services and		Services and		Care and		Health
	Products		Products		Lighting		Science

Revenues	Rs.	17,389,848	Rs.	8,644,050	Rs.	3,143,537	Rs.	706,898
Exchange rate fluctuations		126,291		(46,387)		—		—

Total revenues		17,516,139		8,597,663		3,143,537		706,898
Cost of revenues		(9,039,134)		(6,651,480)		(2,195,145)		(434,883)
Selling, general and administrative expenses		(2,482,371)		(1,181,676)		(558,957)		(209,905)
Amortization of intangible assets		—		—		—		—
Exchange rate fluctuations		—		—		—		—
Others, net		20,000		60,000		61,113		—

Operating income of segment	Rs.	6,014,634	Rs.	824,507	Rs.	450,548	Rs.	62,110

Total assets of segment (3)	Rs.	9,242,116	Rs.	3,921,596	Rs.	1,205,128	Rs.	267,599
Capital employed (3)		7,768,586		1,093,156		846,978		118,922
Return on capital employed (1), (3)		115%		64%		59%		76%
Accounts receivable		3,453,330		1,674,773		158,927		128,255
Depreciation		708,274		94,166		63,901		4,907

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31, 2001

	Others
	(net of		Reconciling		Entity
	eliminations)		Items (2)		Total

Revenues	Rs.	758,353	Rs.	—	Rs.	30,642,686
Exchange rate fluctuations		—		(79,904)		—

Total revenues		758,353		(79,904)		30,642,686
Cost of revenues		(595,994)		—		(18,916,636)
Selling, general and administrative expenses		(162,069)		(1,036)		(4,596,014)
Amortization of intangible assets		—		(468)		(468)
Exchange rate fluctuations		—		120,226		120,226
Others, net		9,000	Rs.	153,884		303,997

Operating income of segment	Rs.	9,290	Rs.	192,702	Rs.	7,553,791

Total assets of segment (3)	Rs.	752,650	Rs.	10,798,372	Rs.	26,187,461
Capital employed (3)		653,818		10,515,301		20,996,761
Return on capital employed (1), (3)		—		—		—
Accounts receivable		375,913		87,087		5,878,285
Depreciation		29,395		74,752		975,395

	Year ended March 31, 2002

			India and
	Global IT		AsiaPac IT		Consumer
	Services and		Services and		Care and		Health
	Products		Products		Lighting		Science

Revenues	Rs.	22,234,349	Rs.	6,950,495	Rs.	2,938,630	Rs.	630,132
Exchange rate fluctuations		255,810		(202)		411		—

Total revenues		22,490,159		6,950,293		2,939,041		630,132
Cost of revenues		(12,187,696)		(5,428,938)		(1,999,434)		(407,607)
Selling, general and administrative expenses		(2,508,936)		(945,785)		(539,347)		(175,270)
Research and development expenses		(213,457)		—		—		—
Amortization of intangible assets		—		—		—		—
Exchange rate fluctuations		—		—		—		—
Others, net		(2,395)		2,786		3,256		—

Operating income of segment	Rs.	7,577,675	Rs.	578,356	Rs.	403,516	Rs.	47,255

Total assets of segment (3)	Rs.	11,196,573	Rs.	3,532,129	Rs.	1,076,291	Rs.	255,674
Capital employed (3)		8,732,946		966,997		708,041		154,201
Return on capital employed (1), (3)		92%		56%		52%		35%
Accounts receivable		3,700,657		1,810,889		172,426		103,632
Depreciation		974,452		153,157		61,596		5,565

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31, 2002

	Others
	(net of		Reconciling		Entity
	eliminations)		Items (2)		Total

Revenues	Rs.	719,864	Rs.	—	Rs.	33,473,470
Exchange rate fluctuations		87		(256,106)		—

Total revenues		719,951		(256,106)		33,473,470
Cost of revenues		(637,732)		—		(20,661,407)
Selling, general and administrative expenses		(75,789)		(113,775)		(4,358,902)
Research and development expenses		—		—		(213,457)
Amortization of intangible assets		—		(250)		(250)
Exchange rate fluctuations		—		218,968		218,968
Others, net		18,542		(39,032)		(16,843)

Operating income of segment	Rs.	24,972	Rs.	(190,195)	Rs.	8,441,579

Total assets of segment (3)	Rs.	776,705	Rs.	16,801,762	Rs.	33,639,134
Capital employed (3)		511,984		16,789,912		27,864,081
Return on capital employed (1), (3)		—		—		—
Accounts receivable		84,592		108,707		5,980,903
Depreciation		27,709		67,509		1,289,988

	Year ended March 31, 2003

					India and
	Global IT				AsiaPac IT		Consumer
	Services and		IT-Enabled		Services and		Care and
	Products		Services		Products		Lighting

Revenues	Rs.	28,250,781	Rs.	1,614,049	Rs.	8,040,567	Rs.	2,942,071
Exchange rate fluctuations		297,800		29,846		5,685		607

Total revenues		28,548,581		1,643,895		8,046,252		2,942,678
Cost of revenues		(16,515,424)		(975,076)		(6,286,506)		(2,008,178)
Selling, general and administrative expenses		(3,684,577)		(285,988)		(1,283,235)		(513,310)
Research and development expenses		(260,481)		—		—		—
Amortization of intangible assets		(10,221)		(135,000)		—		—
Exchange rate fluctuations		—		—		—		—
Others, net		12,043		(1,290)		62,801		891

Operating income of segment	Rs.	8,089,921	Rs.	246,541	Rs.	539,312	Rs.	422,081

Total assets of segment (3)	Rs.	16,562,536	Rs.	5,404,468	Rs.	3,472,802	Rs.	1,085,692
Capital employed (3)		13,704,421		4,961,847		1,012,091		662,134
Return on capital employed (1), (3)		72%		7%		55%		62%
Accounts receivable		5,270,785		258,470		1,665,747		197,412
Depreciation		1,048,222		149,931		173,766		61,276

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31, 2003

			Others
	Health		(net of		Reconciling		Entity
	Science		eliminations)		Items (2)		Total

Revenues	Rs.	906,221	Rs.	1,096,211	Rs.	—	Rs.	42,849,900
Exchange rate fluctuations		(6,246)		(2,985)		(324,707)		—

Total revenues		899,975		1,093,226		(324,707)		42,849,900
Cost of revenues		(592,748)		(798,507)		—		(27,176,439)
Selling, general and administrative expenses		(295,938)		(96,461)		(33,144)		(6,192,653)
Research and development expenses		—		—		—		(260,481)
Amortization of intangible assets		(21,100)		—		—		(166,321)
Exchange rate fluctuations		—		—		306,639		306,639
Others, net		5,681		5,722		39,775		125,623

Operating income of segment	Rs.	(4,130)	Rs.	203,980	Rs.	(11,437)	Rs.	9,486,268

Total assets of segment (3)	Rs.	780,638	Rs.	821,731	Rs.	14,653,024	Rs.	42,780,891
Capital employed (3)		495,488		619,856		14,708,270		36,164,107
Return on capital employed (1), (3)		(1%)		—		—		—
Accounts receivable		314,926		223,507		—		7,930,847
Depreciation		16,718		31,755		50,039		1,531,707

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(2)	Reconciling items include assets of the discontinued ISP division.

(3)	The total assets, capital employed, return on capital employed and operating income for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 831,557, Rs. 656,240 and Rs. 656,240 as of March 31, 2001, 2002 and 2003 respectively has been reported as a component of reconciling items.

          The Company has four geographic segments : India, the United States, Europe and Rest of the world.

          Revenues from the geographic segments based on domicile of the customer is as follows :

	Year ended March 31

	2001		2002		2003

India	Rs.	12,319,658	Rs.	11,044,014	Rs.	12,141,251
United States		11,430,738		12,688,593		20,047,947
Europe		5,070,806		8,255,195		8,502,650
Rest of the world		1,821,484		1,485,668		2,158,052

	Rs.	30,642,686	Rs.	33,473,470	Rs.	42,849,900

29. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Part IV

Item 19. Exhibits

Exhibit
Number	Description

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

*10.1	1999 Employee Stock Option Plan.

*10.2	2000 Employee Stock Option Plan.

*10.3	Wipro Equity Reward Trust.

*10.4	2000 ADS Option Plan.

*10.5	Form of Indemnification Agreement.

*10.6	Asset Credit Scheme Loan between Wipro Limited and ICICI Limited, dated September 19, 1996, as amended.

*10.7	Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of Wipro Net Limited, dated December 28, 1999.

*10.8	Option Agreement between Wipro Limited and ICICI Limited, dated December 28, 1999.

*10.9	Pledge Agreement by Azim H. Premji and ICICI Limited, dated December 28, 1999.

*21.1	List of Wipro’s subsidiaries.

99.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act.

99.2	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act.

99.3	Code of Ethics for Principal and Finance Officers

99.4	Wipro’s Ombudsprocess

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

/s/ Azim H. Premji

Bangalore, India	Azim H. Premji,
June 9, 2003	Chairman and Managing Director

/s/ Suresh C. Senapaty

Suresh C. Senapaty,
Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

*10.1	1999 Employee Stock Option Plan.

*10.2	2000 Employee Stock Option Plan.

*10.3	Wipro Equity Reward Trust.

*10.4	2000 ADS Option Plan.

*10.5	Form of Indemnification Agreement.

*10.6	Asset Credit Scheme Loan between Wipro Limited and ICICI Limited, dated September 19, 1996, as amended.

*10.7	Share Purchase Agreement between Wipro Limited and ICICI Limited, for shares of Wipro Net Limited, dated December 28, 1999.

*10.8	Option Agreement between Wipro Limited and ICICI Limited, dated December 28, 1999.

*10.9	Pledge Agreement by Azim H. Premji and ICICI Limited, dated December 28, 1999.

*21.1	List of Wipro’s subsidiaries.

99.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act.

99.2	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act.

99.3	Code of Ethics for Principal and Finance Officers

99.4	Wipro’s Ombudsprocess

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.