Form 20-F
period 2004-03-31
WIPRO LTD
filed 2004-05-17
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

       (Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2004

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _______________________

Commission File Number: 001-16139

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
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

Not Applicable

(Title of Class)

     Indicate the number of each of the issuer’s classes of capital or common stock as of the class of the period covered by the annual report. 232,759,152 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes       ☒      No     ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17   ☐     Item 18     ☒

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or tradenames used in this annual report on Form 20-F are the property of the respective owners.

Except as otherwise stated in this annual report on Form 20-F, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.40 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Item 3. Key Information

Summary of Selected Consolidated Financial Data

     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2004 and selected consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

									(In millions, except share data )
	Year ended March 31,
	2000		2001		2002		2003		2004		2004
											Convenience
											translation into
											US $
											(Unaudited)
Consolidated statements of Income data:
Revenues:
Global IT Services and Products
Services	Rs.	10,206	Rs.	17,816	Rs.	21,457	Rs.	30,118	Rs.	43,343	$999
Products		—		—		955		149		122	3
India and AsiaPac IT Services and Products
Services		1,513		1,873		1,914		2,240		3,109	72
Products		6,577		6,771		5,037		5,801		6,305	145
Consumer Care and Lighting		3,149		3,144		2,939		2,942		3,567	82
Others		1,383		1,039		1,171		1,599		1,987	45

Total		22,828		30,643		33,473		42,849		58,433	1,346

Cost of revenues:
Global IT Services and Products
Services		6,220		9,205		11,419		17,635		27,853	642
Products		—		—		891		103		78	2
India and AsiaPac IT Services and Products
Services		1,052		1,192		1,160		1,187		1,661	38
Products		5,640		5,459		4,268		5,100		5,643	130
Consumer Care and Lighting		2,251		2,195		1,999		2,008		2,355	54
Others		1,070		866		924		1,143		1,410	33

Total		16,233		18,917		20,661		27,176		39,000	899

Gross Profit		6,595		11,726		12,812		15,673		19,433	448
Operating expenses:
Selling, general and administrative expenses		(3,101)		(4,596)		(4,359)		(6,193)		(8,450)	(195)
Amortization of intangible assets		—		—		—		(166)		(308)	(7)
Other operating income/(expenses)		124		424		(11)		172		226	5

Operating income		3,618		7,554		8,442		9,486		10,901	251
Gain/(loss) on sale of stock by affiliates, including direct issue of stock by affiliate		412		—		—		—		(206)	(5)
Other income/(expense), (net)		(284)		87		838		718		868	20
Equity in earnings of affiliates		113		(53)		147		(355)		96	2

Income before taxes and minority interest		3,859		7,588		9,427		9,849		11,659	268
Income taxes		(525)		(1,150)		(1,016)		(1,342)		(1,611)	(37)
Minority interest (4)		—		—		—		(30)		(56)	(1)

Income from continuing operations	Rs.	3,334	Rs.	6,438	Rs.	8,411	Rs.	8,477	Rs.	9,992	$230

Earnings per share from continuing operations:
Basic		14.63		28.07		36.39		36.66		43.20	1.00
Diluted		14.58		27.84		36.33		36.60		43.16	0.99
Cash dividend per equity share		0.30		0.30		0.50		1.00		1.00	0.02
Additional data:
Revenue by Segment
Global IT Services and Products (1)	Rs.	10,295	Rs.	17,942	Rs.	22,668	Rs.	30,593	Rs.	43,775	$1,009
India and AsiaPac IT Services and Products		8,076		8,598		6,950		8,046		9,445	217
Consumer Care and Lighting		3,149		3,144		2,939		2,942		3,567	82
Others		1,308		959		916		1,268		1,646	38

	Year ended March 31,
	2000		2001		2002		2003		2004		2004
											Convenience
											translation into
											US $
											(Unaudited)
Total	Rs.	22,828	Rs.	30,643	Rs.	33,473	Rs.	42,849	Rs.	58,433	$1,346

Operating Income by Segment (3)
Global IT Services and Products	Rs.	2,745	Rs.	6,038	Rs.	7,609	Rs.	8,281	Rs.	9,300	$214
India and AsiaPac IT Services and Products		460		825		578		539		761	18
Consumer Care and Lighting		442		450		404		422		546	12
Others		92		48		41		256		308	7
Reconciling items		(121)		193		(190)		(12)		(14)	—

Total	Rs.	3,618	Rs.	7,554	Rs.	8,442	Rs.	9,486	Rs.	10,901	$251

Transitional disclosures pertaining to adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
Income from continuing operations, as reported	Rs.	3,334	Rs.	6,438	Rs.	8,411
Add: Amortization of goodwill		—		45		175
Income from continuing operations, adjusted		3,334		6,483		8,586
Earnings per share: Basic Continuing operations, as reported		14.63		28.07		36.39
Add: Amortization of goodwill		—		0.20		0.76
Continuing operations, adjusted		14.63		28.27		37.15
Earnings per share: Diluted Continuing operations, as reported		14.58		27.84		36.33
Add: Amortization of goodwill		—		0.20		0.76
Continuing operations, adjusted		14.58		28.04		37.09
Consolidated Balance Sheet Data:
Cash and Cash equivalents	Rs.	784	Rs.	5,623	Rs.	3,251	Rs.	6,283	Rs.	3,297	$76
Investments in liquid and short-term mutual funds		—		—		4,126		7,813		18,479	426
Working Capital		1,925		11,216		18,495		21,473		30,649	706
Total assets		12,678		26,187		33,639		42,781		57,738	1,330
Total debt, including preferred stock (2)		1,804		1,768		291		537		969	22
Total stockholders equity		6,687		19,081		27,457		35,431		46,364	1,068

Notes :

1.	Revenues of Global IT Services and Products for the years ended March 31, 2002, 2003 and 2004 include revenue from sales of products of Rs. 955 million, Rs. 149 million and Rs.122 million respectively.

2.	Total debt for the year ended March 31, 2000 includes preferred stock of Rs. 250 million.

3.	In the operating income by segment, amortization of goodwill is included in reconciling items.

4.	Minority interest represents the share of minority in the profits of Wipro Spectramind and Wipro Healthcare IT. The minority interest in Wipro Healthcare IT was acquired in the year ended March 31, 2003.

5.	We have reclassified certain costs for the years ended March 31, 2000, 2001 and 2002 between cost of revenues and operating expenses to conform to the current presentation. These reclassifications reduced the previously reported gross profits by Rs 151 million, Rs. 190 million and Rs. 224 million respectively but did not have any impact on the reported net income.

Exchange Rates

     Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depository for the ADSs, Morgan Guaranty Trust Company of New York, or Depositary, of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2000	Rs.	43.65	Rs.	43.46	Rs.	43.75	Rs.	42.50
2001		46.85		45.88		47.47		43.63
2002		48.83		47.81		48.91		46.58
2003		47.53		48.36		49.07		47.53
2004		43.40		45.78		47.46		43.40

     On May 5, 2004, the noon buying rate in the city of New York was Rs. 44.55

     The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low
November 2003	Rs.	45.95	Rs.	45.30
December 2003		45.77		45.50
January 2004		45.68		45.29
February 2004		45.32		45.22
March 2004		45.32		43.40
April 2004		44.52		43.40

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

     RISK FACTORS

     Risks Related to our Company

     Our revenue and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size,complexity, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

     Approximately 58% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

     Our net income increased 23% in year ended March 31, 2004, as compared to the year ended March 31, 2003. We have not been able to sustain our historical levels of profitability on account of marginal decline in demand, pricing pressures for our services and increased wage pressures in India. As compared to the year ended March 31, 2003, during the year ended March 31, 2004, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future.

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

     We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.

     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

     Intense competition in the market for IT services could affect our cost advantages, and, as a result, decrease our revenue.

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

     Continued appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.

     Approximately 75% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

     The economic downturn may negatively impact our revenue and operating results.

     Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients have also negatively impacted our operating results. If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected, which may result in lower gross and operating profits. Recently our clients have started increasing the spending on IT products and services and the pricing pressures from our clients are showing a marginal decline.

     The rapid economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

     Approximately 71% of our Global IT Services and Products revenue are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

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

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.

     Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Transco, our largest client for the year ended March 31, 2002, March 31, 2003 and March 31, 2004, accounted for 7%, 8% and 5% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 41%, 36% and 33% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on revenue from services rendered to any one client.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting and decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of March 31, 2004, the majority of our personnel in the United States held H-1B visas (1,130 persons) or L-1 visas (1,491 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended December 31, 2000. The U.S. Citizenship and Immigration Service has recently limited the number of H-1B visas that may be granted in fiscal year 2004 to 65,000 from 195,000 in each of the prior three years. As of March 2003, according to India’s National Association of Software and Service Industries (NASSCOM), the number of H-1 visas issued to Indian IT professionals dropped from 77,000 in 2001 to 33,000 in 2002 while the 2003 level is expected to be around 30,000. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.

     Approximately 32% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The rapid economic slowdown in the U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

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

     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     Currently, we have software development facilities in six countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in Southeast Asia, particularly in China, may face difficulty resulting from the outbreak of Severe Acute Respiratory Syndrome or SARS or other contagious diseases. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

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

     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.

     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

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

     Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations

     In the U.S., there is a nascent economic recovery, however the unemployment levels have not declined significantly from the pre- economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the U.S. Laws have been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.

     Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.

     Our BPO services revenue depend to a large extent on a small number of clients, and our revenue could decline if a major client reduces the volume of services obtained from us

     We currently derive, and believe we will continue to derive, a significant portion of our BPO services revenue from a limited number of corporate clients. The reduction in volume of work done to a major client could result in a reduction of our revenue.

     There are a number of factors that could cause the loss of a client and such factors are not predictable. We could fail to achieve performance standards due to a lack of clarity between us and the client on the performance standards or due to deficiencies in processes. In certain cases, a client could reduce their spending on such services due to a challenging economic environment and consequently reduce the volume and profitability of business with us. In other cases, a client could reduce its spending on such services with us and form internal competing operations in the U.S., India or other price competitive geographies.

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

     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. The International Accounting Standards Board requires recording the fair value of stock options issued to employees as an expense. The Financial Accounting Standards Board is also proposing an accounting standard on similar lines. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected.

     Risks Related to Investments in Indian Companies.

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

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2002, 2003 and 2004 our tax benefits were Rs. 2,506 million, Rs. 2,263 million and Rs. 2,925 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 subjected ten percent of all income derived from services located in “Software Technology Parks” to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (STPI). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 60 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.9 million on our balance sheet. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

     The general elections in India are scheduled to be completed in May 2004. This could result in a new government assuming office. We cannot provide assurance that the new government will continue to support the economic liberalization policies that have been pursued by the previous government.

     The new government could be a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, that would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 100% of the networth of the acquiring company and:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

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

     Item 4. Information on the Company

History and Development of the Company

     Wipro Limited was incorporated in 1945 as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superceded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956, or the Companies Act. We are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.

     Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology or IT services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2004, 92% of our operating income was generated from our IT business segments. For the same period, Global IT Services and Products represented 85% of our operating income, India and AsiaPac IT Services and Products represented 7% of our operating income.

     In October 2000, we raised gross aggregate proceeds of approximately $131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. We used a portion of these proceeds to consummate the acquisition of Wipro Spectramind, Global Energy Practice and Wipro Nervewire.

     We incurred capital expenditure of Rs. 2,439 million, Rs. 2,529 million and Rs. 4,135 million during the fiscal years ended March 31, 2002, 2003 and 2004, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our Global IT Services and Products business segment. As of March 31, 2004 we had contractual commitments of Rs. 529 million ($12 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely from internal sources of capital.

Business Overview

     We are a leading global IT services company. In the April 2003 report titled ‘Can Outsourcers Really Transform IT?” by Forrester Research, Inc, we were ranked among the top 10 global IT services players for transformational capabilities in IT outsourcing. Forrester ranked the transformational capabilities of IT outsourcers based on a number of factors, including business value focus, client management practices, operational management, outsourcing specific research and development activities, financial strength and growth in client base. We provide a comprehensive range of IT services, software solutions, IT consulting, business process outsourcing, or BPO, services and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world, to develop and integrate solutions which enable our clients to leverage IT for achieving their business objectives. We use our quality processes and global talent pool for delivering time to development advantage, cost savings and productivity improvements.

     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

     We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro Spectramind Services Private Limited, or Wipro Spectramind, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

     Our Global IT Services segment accounted for 75% of our revenue and 85% of our operating income for the year ended March 31, 2004.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 16% of our revenue and 7% of our operating income for the year ended March 31, 2004.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. This business segment accounted for 6% of our revenue and 5% of our operating income for the year ended March 31, 2004.

Industry Overview

Global IT Services and Products

     In a challenging global business environment, the role of IT in transforming businesses and economies has been widely recognized. The shift in the role of IT from merely supporting business to transforming business, which is driving productivity gains and creating new business models, has increased the importance of IT to the success of companies worldwide. In response to a volatile market-place, companies are integrating IT processes with core business activities, with their clients and with their suppliers. To serve these companies, IT service providers require cross functional teams of domain experts with deep industry knowledge as well as process and implementation specialists with technical expertise and application development skills, having the ability to integrate solutions across disparate IT systems.

The focus for companies is on objective factors such as:

•	Realizing a defined return on investment on their IT spending;

•	Realizing measurable cost efficiencies;

•	Reducing the cycle time of introducing new software applications, commonly known as time-to- application advantage;

•	Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage; and

•	Increasing the focus on core activities by outsourcing IT infrastructure to integrated IT service providers.

     According to the Worldwide IT Services Forecast and Analysis, 2002-2007 report published by International Data Corporation, or IDC, in March 2003, the global IT services market is estimated to grow from approximately $354 billion in 2002 to approximately $490 billion by 2007, reflecting a compound annual growth rate, or CAGR, of 6.7%.

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

     According to an August 2002 Gartner report, 79% of large U.S. corporations are currently engaged in offshore outsourcing, while the remaining 21% plan to engage in offshore outsourcing within the subsequent 12 months. According to the same report, India is a preferred offshore destination accounting for more than 85% of offshored services. Leading global IT services companies are facilitating this trend by expanding their offshore operations in India. According to ‘Confronting the Offshore Wave’, a report published by Morgan Stanley Equity Research on June

5, 2003, offshore services, which represent 2% of the Global IT services market in 2002, are expected to grow to 4% of the Global IT services market by 2005.

     Pure play IT services are increasingly becoming a high-volume commoditized service offering. To differentiate themselves in the marketplace, IT service providers are offering the unique value proposition of a comprehensive range of service offerings, global sourcing models, IT systems integration capabilities, and a combination of deep business knowledge and implementation expertise in the service offerings. Indian IT service providers have also acquired or are developing consulting skills. This is enabling them to effectively compete against leading global IT services companies as integrated service providers.

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

     There are several key factors contributing to this growth of India-based IT services:

•	India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to Carnegie Mellon Software Engineering Institute’s Survey of High Maturity Organizations and High Maturity Workshop Research, as of October 2002, 50 of the 74 high maturity organizations choosing to list themselves as organizations with SEI-CMM Level 5 certification, the highest level of certification, are based in India. SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM, the Indian software industry employed 416,000 software professionals as of March 31, 2002, making it the second largest employer in the IT services industry after the United States. In addition, India has more than 2,100 engineering colleges and technical institutes that train approximately 75,000 graduates annually in IT. According to the NASSCOM-McKinsey report, U.S. and U.K. companies could expect total savings of 40% to 60% by using offshore processes because of the differential in wages paid by U.S. and U.K. companies in comparison to their India-based counterparts. Although wages in India are rising faster than in the United States, the labor rate differential is currently anticipated to remain a competitive advantage for Indian companies.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

     The traditional model for most large companies has been to manage most functions internally. However, current global macroeconomic conditions and intense competitive pressures have forced companies to pursue new business models. Companies are focusing on their core activities and outsourcing critical but non-core activities to companies that specialize in such non-core functions. Outsourcing enables companies to reduce their operating costs, realize benefits of scale and flexible cost structures and achieve significant process improvements.

     According to the November 2003 report published by IDC, titled “The Growing BPO opportunities for India” (the “November 2003 IDC Report”), the worldwide BPO market is expected to grow from $773 billion in 2002 to approximately $1 trillion by 2006, a CAGR of 9%. It is anticipated that this growth will be primarily led by industries having significant customer interactions like banking and financial services, insurance, telecommunications, retail and healthcare.

     India is a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub.

     A major portion of revenues is derived from customer care services and back office processing. According to the November 2003 IDC report, the level of customer care services exported from India is expected to grow from $ 1.3 billion in 2003 to around $4.8 billion by 2006, and the level of back office processing exported from India is expected to grow from $ 1.6 billion in 2003 to around $6.1 billion by 2006. The total BPO market in India is expected to grow from $ 3.5 billion in 2003 to $ 12.2 billion in 2006, a CAGR of 54%.

     According to the November 2003 IDC report, the Indian BPO service providers are primarily engaged in providing rule-based customer care services and back-office processing services. These services are parts of a functional process and not the entire process. IDC expects Indian BPO service providers to transform into functional experts assisting clients in achieving strategic business transformation.

India and Asia Pac IT Services and Products

     The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. According to a report titled ‘Market Statistics, 2003’ published by Gartner Dataquest in December 2003 the domestic Indian IT market is estimated to grow to US$ 10.2 billion by 2007, reflecting a compound annual growth rate of approximately 12% from 2002, when US$ 5.7 billion was spent. According to a November 2003 report published by IDC titled “Indian IT Services Forecast and Analysis, 2002-2007”, the IT services market in India is expected to grow to approximately $3.3 billion in 2007 from $1.6 billion in 2003, representing a compounded annual growth rate of 21.2%.

     In India growth in demand for IT products and services is driven by the business process transformation initiatives in the banking and financial services sectors. In the telecommunication sector demand for IT infrastructure is driven by deregulation and the business imperative to strengthen back end infrastructure/ processes to manage a significant growth in customer bases. Further, e-governance initiatives have increased demand for IT strategy consulting, IT products, network integration services and e-sourcing solutions.

Consumer Care and Lighting

     The consumer care market that we address includes soaps, toiletries and infant care products. A large portion of our revenues is derived from the sale of soaps. The market for soaps in India is dominated by established players like Hindustan Lever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regional geographies. We expect to increase our market share by acquiring established brands which complement our brand presence and distribution strengths. In lighting, we operate in the domestic market for household lamps as well as institutional market for luminaries and lamps. The market for lighting is led by Philips India (subsidiary of Philips NV). We have a strong brand presence in select regional geographies for domestic lighting, as well as an established institutional presence in select segments like pharma lighting and software development centre lighting.

Competitive Strengths

     We believe that the following are our principal competitive strengths:

     Comprehensive range of IT services

     We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 13 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our 53 offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as resource planning or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

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

     Established track record with premier international customer base

     As of March 31, 2004, our Global IT Services and Products segment had over 347 active clients, which included over 125 Global 500 or Fortune 1000 companies. We had 44 clients that represented at least $5.0 million in revenues in the fiscal year ended March 31, 2004. We believe that having an established base of high quality, high technology clients provide us with the following competitive advantages:

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

     Ability to access, attract and retain skilled IT professionals

     We continue to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices within a company. As of March 31, 2004, in our

Global IT Services and Products business segment we had over 19,000 IT professionals and over 9,300 services professionals in our BPO services business. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and employee stock option plan and a productivity bonus plan since October 1999.

     Broad distribution network and strong sales force in India

     We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 235 channel partners in over 100 locations, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 1.2 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

     Strong brand recognition in the Indian market

     We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 58 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

Our Strategy

     Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we address are undergoing rapid change due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. We believe that these trends provide us with significant growth opportunities. The key elements of our strategy include:

     Significantly expand our Global IT Services and Products business

     We expect to continue to grow our Global IT Services and Products business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following means:

•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing, and network storage;

•	Develop deep business knowledge and industry specific experience and combine it with technical expertise and implementation skills to offer integrated solutions;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe.

•	Leverage our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software; and

•	Expand our market presence by providing enterprise application integration and system integration services.

     Increase the number and penetration of Global IT Services and Products clients

     We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $1 million in annual revenues within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements. We intend to grow our BPO business by leveraging our existing client relationships to offer BPO services to clients of our Global IT Services and Products segment. We intend to expand our range of service offerings, migrate from providing solely rules-based processing activities to offering an entire set of enhanced processes, provide value- added services and partner with clients in business transformation initiatives.

     Focus on services-led growth in the IT market in India

     We plan to grow in the IT market in India by focusing on IT services. We believe that by offering clients a full service technology solution, including IT consulting, systems integration, support services, software and networking solutions along with branded hardware products, we can enhance our profitability significantly.

     Aggressively build awareness of the Wipro brand name

     We plan to continue aggressively building awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups. In fiscal 2004 we were conferred the first IDC Chief Marketing Officer (CMO) Best Practices award by the IDC CMO advisory panel, recognizing the quality of our processes for measuring the impact of our marketing programmes.

     Pursue selective acquisition of IT companies

     We continue to pursue selective acquisitions of IT service companies that will allow us to expand our service portfolio and acquire additional skills that are valued by our clients. We believe this will strengthen our relationships with clients and allow us to realize higher revenues from them. In pursuing acquisitions, we focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins.

     In 2002, we acquired Spectramind. This acquisition facilitated our entry into the BPO business. As a result, we have been able to cross-sell services into each others’ client bases. We have positioned ourselves as integrated service providers with strong capabilities in BPO services, a unique value proposition which we believe most other competing IT service providers do not possess.

     We also acquired the Global Energy Practice of American Management Systems in 2002. This acquisition augmented our IT consulting expertise in the energy and utilities sector. In May 2003, we acquired Nervewire, Inc. This acquisition has enhanced our IT consulting capabilities in the financial services sector. By integrating consulting services into our service portfolio we have been able to generate synergies, revenues and realize higher prices for our regular service offerings. We continue to explore potential strategic partnerships and other relationships.

     Sustain growth in operating income and cash flow of our traditional businesses

     We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash for us to be able to grow our other businesses. Our strategy is to maintain a steady growth in operating income for these businesses through efficient capital utilization, strong brand name recognition and expanding our nationwide distribution network. We have invested in brands which complement our brand and distribution strengths.

Global IT Services and Products

     Our Global IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide our clients customized IT solutions to improve their business competitiveness. Our IT services are focused on the following areas:

•	Enterprise IT services;

•	Technology infrastructure support services;

•	Research and development services; and

•	BPO Services.

In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 19,000 IT professionals and 53 offshore development centers.

     Enterprise Solutions business

     We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 / Global 500 companies to meet their business needs. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team to create customized solutions for delivering time to development advantage, cost savings and productivity enhancements. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate deficiencies in execution.

     We address the banking and financial services segment, the manufacturing sector, and the retail, energy and utilities industries through our broad range of service offerings. Our enterprise solutions division accounted for 50% of our Global IT Services and Products revenues for the fiscal year ended March 31, 2002, and 58% of our Global IT Services and Products revenues for the fiscal year ended March 31, 2003 and 2004.

     Our services include:

     Custom applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.

•	Development. We offer our software development services over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, a leading global insurance Company had IT systems which were aligned to the requirements of particular distribution channels or specific product types. This resulted in suboptimal utilization of IT infrastructure. We designed and developed the One Customer Database (OCDB) — a central repository for customer data, which provides a common view of the customer across the client’s organization. The OCDB is fully integrated with the client’s back- end systems and contains the latest version of customer and product details (around 40 million records). The OCDB has improved turnaround time for responding to customer requests and has facilitated customer relationship management by providing a holistic view of the customer holdings across distribution channel and product categories.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we assisted one of the world’s largest water companies in a strategic re-engineering initiative to streamline its IT operations to ensure better service delivery, improved customer relationship and closer links with business. Over a two year period, through a series of strategic initiatives, we enabled the client to realize significant cost savings and improvements in the quality of the IT applications. We followed a cycle of define, perform, review and refine for each of the IT applications assigned to us. We realized savings in the IT application support budget by consolidating IT applications to derive economies of scale and redistributing IT applications among third party vendors for optimum cost savings.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example, for a leading reinsurance broker we transitioned legacy application maintenance to our offshore location in India. Through this process the client has realized productivity improvements and more than 50% annual savings in maintenance and support costs. We studied the existing system, documented and defined the service level arrangements, simulated the offshore environment at the client’s premises and secured the confidence of the client before transitioning the process into India.

     Enterprise application integration services. We implement packaged enterprise applications that integrate information in an organization with key business processes to improve the efficiency and effectiveness of our clients. Through strategic alliances with other vendors, we assist our clients in implementing services in the areas of enterprise resource planning, supply chain management and customer relationship management. For example, we assisted a U.S. based automotive company in designing an interface between the client’s MRP system and a global automotive business to business information exchange portal. We deployed an Enterprise Application Integration software tool, supplied by an enterprise software company to facilitate information flow between the exchange portal and the MRP system. The information was primarily related to part requirements, supplier schedules, advance shipment notices, alarms and inventory status. This secure information flow enables suppliers to respond effectively to changes in the schedule and minimize inventory shortages and emergency orders.

     Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes. For example, one of the leading stock exchanges in India which is also one of the largest securities trading networks in the world, needed a data warehouse to analyze trading and payment patterns of members of the exchange. The client intended to define risk classes to contain risk and maintain market integrity. We analyzed the diverse data storage technologies, data semantics, and database management techniques across multiple applications, and integrated them into a common data warehouse. We believe this is one of the largest data warehousing projects implemented in India. With an initial size of more than 500 Gigabytes of data, it offers the following features:

•	A scalable information architecture;

•	A detailed analysis of member patterns, including trading, delivery and funds payment;

•	Fraud detection and a sequence of event analysis; and

•	Data mining to identify correlations between apparently independent entities.

     Package Implementation. We use our expertise in package software to architect, implement and maintain client specific solutions. For example, for the largest vehicle manufacturer in the world, we implemented an ERP application which enabled the client to make real time decisions in addressing customer issues, monitoring actual sales versus forecasts and integrating databases across dealers and fleet sales. Integrating two distinct applications (for dealer and fleet sales) enabled the customers to optimize the costs of maintaining the application.

     Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. For example, we worked with one of the largest foreign exchange and travel companies in designing the architecture of a global, online commercial foreign exchange system. The system is intended to facilitate end-to-end automatic foreign exchange transactions with minimal manual intervention and delays, customer relationship management and provide value added services to members. We defined a multi-tiered, multi-layered architecture to meet these requirements. The architecture comprised disparate software technologies such as J2EE, XML, CORBA, VB and COM-Java/EJB bridging.

     Technology Infrastructure Support Services

     Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our Global IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructure for our clients in India. For example, we partnered with one of the world’s largest voice and data communications companies to reduce the cost of maintaining legacy network transport applications. We combined the business knowledge and industry expertise of our domain experts with our global delivery model to seamlessly migrate mission-critical legacy network transport applications from an existing service provider and non-critical maintenance activities to an offshore location. We formed this division at the end of 1998 and it accounted for 6% of Global IT Services and Products revenues for the year ended March 31, 2004. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.

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

     Our research and development services division accounted for 50%, 36% and 32% of the Global IT Services and Products revenue for the fiscal years ended March 31, 2002, 2003 and 2004. Our services include:

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

     We have approximately 7,300 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

     Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. For example, a leading North-American telecommunications solution provider had to provide an ISUP — Loop Around based wireless pre-paid solution to a large cellular service provider in North America. This wireless pre-paid solution is a suite of services that enable a mobile subscriber to pay in advance for a class of cellular service. We assumed complete responsibility of design, development, testing and deployment support of the application. The solution involved development of an ISUP Call Control, IS41 Mobility Manager, Rating Engine Interface, IVRU Interface and OAM&P components. These modules were developed on a high-performance, fault tolerant, multi-processor intelligent network platform.

     Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, hand held devices, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process-controlled equipment. For example, for a customer which is a large producer of hand held devices utilized at the point of sale terminal, we developed an embedded device driver for a magnetic stripe reader. We used our real time operating system development expertise on embedded systems to develop an embedded device driver with a reusable software core. The reusable core is independent of the operating system, compiler or target processor. This reduces the development time of embedded device drivers on other similar projects.

     Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers.

     BPO services

     Wipro Spectramind is one of India’s largest third party offshore BPO provider. Wipro Spectramind enables clients to improve their quality of processes, reduce costs and realize benefits of scale. Our service offerings include:

•	Customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	Finance and accounting services, such as accounts payable and accounts receivable processing; and

•	Process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management.

For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on the experience of our senior management team over the past ten years in migrating more than 390 remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase. For example, for one of the world’s major air carriers, we utilized our proprietary transition toolkit to transition into India processes such as travel reservations for loyalty program members      , handling baggage claims, corresponding with members of frequent flyer programs and processing reservation requests rejected by IT systems due to incompatibility with other types of reservation systems . The transition enabled the client to provide 24-hour services to its clients, improve productivity and save costs.

     We have approximately 9,300 service professionals providing BPO services operating out of our offshore locations in Delhi, Mumbai, Chennai and Pune, India.

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

     The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. We currently operate 53 offshore development centers. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from five to thirteen years. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream. For the year ended March 31, 2004, 56% of our revenue was generated from client specific ODCs and for work performed at client premises for clients using our ODCs. Additionally, as of March 31, 2004, 73% of our IT professionals in the Global IT Services and Products business were located in India.

     The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in Mountain View, California in the U.S., Reading, in the U.K., Windsor, Ontario in Canada, Kiel in Germany, Helsinki in Finland and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.

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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2002	2003	2004
1-3 million	49	51	74
3-5 million	9	22	19
>5 million	23	30	44

Total	81	103	137

     For the fiscal years ended March 31, 2003 and 2004, the largest client of our Global IT Services and Products segment accounted for 8% and 5% of the revenues of Global IT Services and Products. For the same periods, the five largest clients of our Global IT Services and Products segment accounted for 23% and 20% of Global IT Services and Products revenues.

     Sales and Marketing

     Our headquarters are located at Bangalore, India. We sell and market our Global IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:

•	By the vertical market segment of the client’s business;

•	By the geographic region in which the client is located; and

•	By the specific practice specialization or skill set that the client requires.

     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 161 to 169 personnel from March 31, 2003 to March 31, 2004. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

     Competition

     The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as IBM Global Services, Accenture, EDS, and India based IT services companies such as Tata Consultancy Services, Infosys, Satyam and Cognizant.

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

     In BPO Services, we primarily compete against the in-house business process outsourcing units of international companies, other Indian IT service providers, global competitors and competitors from other offshore locations like the Philippines and Ireland.

India and AsiaPac IT Services and Products

     Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. Our suite of services and products consists of the following:

•	Technology products;

•	Technology integration, IT management and outsourcing services;

•	Custom application development, application integration, package implementation and maintenance;

•	Consulting; and

•	e-Procurement

     Additionally, we provide our domestic customers with access to our full range of global IT services, including enterprise solutions and research and development services.

     Services and Products

     Technology Products. We manufacture our own brand of personal desktop computers, servers and notebooks, and offer in India a portfolio of international brands in desktops, servers, notebooks, storage products, networking solutions and packaged software to meet our clients’ requirements. We source components from domestic and international companies for manufacturing our own brand of computers, servers and notebooks.

     Technology integration and management services and outsourcing services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 21 years of experience and currently support over 338,000 systems with over 11,500 contracts, with approximately 3,500 IT professionals, including outsourced professionals. Our offerings include:

•	Availability Services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

•	System Integration. We are one of the largest system integrators in India and our services include integration of computing platforms, networks, storage, data center and enterprise management software. These services are typically bundled with sales of our technology products.

•	Infrastructure Management and Total Outsourcing. Includes management and operations of customer’s IT infrastructure on a day-to-day basis. Our Total Outsourcing practice encompasses process, function or activity of the IT department in a client’s organization that can be outsourced to us by the client, through a long term contractual agreement. The scope of outsourcing typically covers two or more of the following areas: applications management, infrastructure management, asset outsourcing and human resources transition

•	Technology Support Services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.

     We supplement our in-house resources with approximately 130 franchisees, whom we train, and provide support for to allow them to provide both Availability and Managed IT services. This allows us to grow our business substantially without proportionate increases in our personnel.

     Custom application development, application integration, package implementation and maintenance. We design, develop and implement enterprise applications for corporate customers. Our solutions include custom application development, package implementation, sustenance of enterprise applications, including industry-specific applications, and enterprise application integration.

     Consulting. We provide consulting services in the areas of business continuity and risk management, technology, process and strategy.

     e-Procurement Services : We provide strategic e-Sourcing and e-Procurement services to help customers leverage technology to optimize their procurement costs.

     Clients

     We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2004, we had close to 200 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.

     Sales and Marketing

     We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation to our sales team is comprised of salary and additional compensation linked to achievement of revenue or profit target and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2004, we had 351 employees in our sales and marketing staff.

     Competition

     The market for our services and products is highly competitive and rapidly changing. Our competitors include global players like IBM, Hewlett Packard, EDS, Dell and Indian companies such as TCS, HCL Infosystems and Infosys. Global players like IBM and Hewlett Packard and to some extent Sun Microsystems have been increasingly focusing on increasing their presence in the Indian markets. Some of these competitors have recently secured large contracts in India. We anticipate this competition to continue to grow as the Indian economic demand for these services increases and additional companies enter the Indian market.

Consumer Care and Lighting

     Our consumer care and lighting business segment focuses on niche profitable market segments and has historically generated cash to support the growth of our other business segments. We began with the hydrogenated oil business in 1946, and have continued to expand our business, currently offering a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, light bulbs and fluorescent tubes, and lighting accessories.

     Products

     Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include the Santoor and Wipro Active line of talcum powders and the Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil and feeding bottles.

     Lighting. Our product line includes incandescent light bulbs, flourescent tubes and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, software development centers and other industries.

     Hydrogenated cooking oils. Our product line consists of hydrogenated cooking oils, a cooking medium used in homes, and bulk consumption points like bakeries and restaurants. We sell this product under our brand name Wipro Sunflower, which was launched in the 1950s and has been a leading brand in western and southern India.

     Sales and Marketing

     We sell and market our consumer care products primarily through our distribution network in India, that has access to 1.2 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 29 sales offices located throughout India. We also have access to over 230,000 retail outlets for our lighting products.

     We leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific regions of India.

     Competition

     Our competitors in consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Lever for soaps, toiletries and General Electric and Philips for lighting. Certain competitors have recently focused sales strategies on increasing volumes through lower prices. We have not. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.

     Raw Materials and Manufacturing

     The primary raw materials for many of our soap and hydrogenated oil products are agricultural commodities, such as vegetable oils. We normally purchase these raw materials domestically and internationally through various suppliers contracts. Prices of vegetable oils, agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors, which generally also affect our competitors.

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

Wipro Fluid Power Limited

     Our fluid power business started in 1975, as a result of our strategy to enter new emerging markets with profitable business and high margins. We focus on the hydraulics market, especially the mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. The initiatives by the Government of India in improving physical infrastructure have increased the demand for our products. We anticipate that this demand will continue to remain strong until 2005. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.

Markets and Sales Revenue

     Our revenues for the last three fiscal years by geographic areas are as follows:

							(in millions)
	Fiscal year ended March 31,
Geographic Area	2002		2003		2004		2004
India	Rs.	11,044	Rs.	12,141	Rs.	14,783	$341
United States		12,689		20,048		30,869	711
Europe		8,255		8,502		10,458	241
Rest of the World		1,485		2,158		2,323	54

Total	Rs.	33,473	Rs.	42,849	Rs.	58,433	$1,346

Wipro GE Medical Systems Private Limited

     In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in South Asian markets after sales services for all GE Medical Systems products sold to them. Products offered in this market consists of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.

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

     As of March 31, 2004, Wipro Limited and its subsidiaries held 89 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has 902 trademark applications pending in India. We have four registered trademarks in Japan, three registered trademarks in the United States and five community trademarks registered in the European Union. We have two trademark applications and one service mark application pending in the United States and one service mark application pending in Japan. It is uncertain whether we will be successful in obtaining registration for these pending trademark and service mark applications.

     We have three patent applications that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have sixteen registered copyrights and seven pending copyright registrations in India. We also have ten designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

     By letters dated July 10 and October 8, 2003, attorneys for Louis J. Cutrona, Jr. and Winpro, Inc. (collectively “Winpro”) alleged that Wipro’s use of its WIPRO name and trademark in the United States constitutes infringement of Winpro’s rights. On July 10, 2003, Winpro petitioned the U.S. Patent and Trademark Office (“PTO”) to cancel Wipro’s federally registered WIPRO trademark. By letter to Winpro dated August 12, 2003, Wipro denied Winpro’s allegations. On September 12, 2003, Winpro filed with the PTO an amended petition, alleging trademark infringement and seeking cancellation of the WIPRO registration. On December 19, 2003, Wipro filed with the PTO an answer denying the substantive allegations of the amended petition and asserting various affirmative defenses. Significantly, while the PTO has jurisdiction to cancel the trademark registration, it may not award money damages or issue an injunction. Although we believe that Winpro’s allegations are without merit, the results of this claim cannot be predicted with certainty. Should we fail to prevail in this matter, our results of operations or financial condition may be adversely affected.

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

Please see the section entitled “Risk Factors” in Item 3, as well as the Section entitled “Additional Information” in Item 10, for more information on the effects of governmental regulation of our business.

Organization Structure

     Wipro’s subsidiaries and affiliates are provided in the table below.

	Country of	Percentage
Name	Incorporation	Held by Wipro
Spectramind Limited	Bermuda	100%
Spectramind Limited	Mauritius	100%
Wipro Spectramind Services Limited (1)	India	93%
Wipro Inc.	United States	100%
Enthink Inc. (2)	United States	98%
Wipro Japan KK	Japan	100%
Wipro Chandrika Limited	India	100%
Wipro Consumer Care Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro Trademarks Holding Limited	India	100%
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (3)	United Kingdom	—
Wipro Technologies UK Limited (4)	United Kingdom	—
Wipro HealthCare IT Limited	India	100%
Wipro Fluid Power Limited	India	98%
WeP Peripherals Limited	India	40.5%
Wipro GE Medical Systems Private Limited.	India	49%
Spectramind Inc. (5)	United States	100%
Nervewire Inc, SA (6)	Luxembourg	100%

(1)	Owned through Spectramind Limited, Bermuda and Spectramind Limited, Mauritius

(2)	Majority owned through Wipro Inc.

(3)	Wholly owned through Wipro Holdings (Mauritius) Limited

(4)	Wholly owned through Wipro Holdings (UK) Limited

(5)	Wholly owned through Wipro Spectramind Services Limited

(6)	Wholly owned by Wipro Inc. (prior to merger, it was a subsidiary of Wipro Nervewire Inc.)

During the year, each of Wipro Technologies Inc., a subsidiary of Wipro Inc. and Wipro Nervewire Inc., a subsidiary of Wipro Limited, merged with and into Wipro Inc.

Property, Plant and Equipment

     Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have purchased approximately 2,062,000 square feet of land adjoining our corporate offices for future expansion plans. Additionally, our most significant leased and owned properties are listed in the table below.

     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, and the United Kingdom. In addition, we have eight sales and marketing offices in the United States.

     We operate nine manufacturing sites, aggregating approximately 4,284,300 square feet of land and approximately 1,254,000 square feet of building space. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis two additional facilities located in Waluj and Baddi, India. We have one software development facility in London, UK.

     Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

     We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

	Building	Land (1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Software Development Facilities
Bangalore (M.G.Road), Karnataka	56,000	—	Leased
Bangalore (ITPL), Karnataka	45,000	—	Leased
Bangalore (Koramangala 1), Karnataka	48,000	—	Leased
Bangalore (Koramangala 2), Karnataka	52,500	30,000	Owned
Bangalore (Koramangala 3), Karnataka	13,249	—	Leased
Bangalore (Madivala - 1), Karnataka	48,000	—	Leased
Bangalore (Madivala - 2), Karnataka	74,800	—	Leased
Bangalore (Madivala - 3), Karnataka	70,000	—	Leased
Bangalore (Electronic City 1), Karnataka	225,000	217,800	Long term lease
Bangalore (Electronic City 2), Karnataka	430,000	522,000	Owned
Bangalore (Electronic City 3), Karnataka	250,000	370,000	Owned
Bangalore (Sigma), Karnataka	48,800	—	Leased
Bangalore (Madivala-4), Karnataka	60,324	—	Leased
Bangalore (Electronics City-SIRI), Karnataka	55,000	—	Leased
Chennai, (Guindy), Tamil Nadu	35,000	16,000	Owned
Chennai (Sholinganalur), Tamil Nadu	450,000	610,000	Owned
Mysore (Mettagalli Industrial Area), Karnataka	10,000	—	Owned
Carlton Towers, Bangalore, Karnataka	4,100	—	Leased
Delhi	139,991	—	Leased
Gurgaon, Haryana	6,000	—	Long term lease
Gurgaon, Haryana	20,000	—	Leased
Hyderabad (Madhapur), Andhra Pradesh	250,000	196,000	Long term lease
London, United Kingdom	11,000	—	Leased
New Mumbai (Belapur), Maharashtra	156,000	—	Long term lease
Pune, (Hinjewadi), Maharashtra	270,000	1,084,000	Long term lease
Mumbai	104,250	—	Leased
Secunderabad (Queen Plaza), Andhra Pradesh	55.970	—	Leased
Secunderabad (Begumpet), Andhra Pradesh	40,000	—	Long term lease
Stockholm, Sweden	9,400	—	Leased

Windsor, Canada	18,000	—	Leased
Total	2,944,470	3,045,800

	Building	Land (1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Proposed Software Development Facilities
Bangalore (Electronic City 4), Karnataka (2)	1,000,000	2,015,000	Owned
Hyderabad, Andhra Pradesh	900,000	1,300,000	Long term lease
Kolkatta, West Bengal	350,000	522,000	Long term lease
New Mumbai (Vashi), Maharashtra	250,000	166,000	Long term lease
Total	2,500,000	4,003,000

	Building	Land (1)
Factories	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Amalner, Maharashtra	727,000	1,108,000	Owned
Bangalore, Karnataka	63,000	397,000	Owned
Tumkur, Karnataka	139,000	736,000	Owned
Hindupur, Andhra Pradesh	31,000	114,000	Owned
Tambaram, Chennai	90,000	80,000	Owned
Mysore, Karnataka	60,000	327,000	Owned
Thirubhvanai, Pondicherry	20,000	400,000	Owned
Waluj, Aurangabad	124,000	767,000	Long term lease
Baddi , Himachal Pradesh	—	355,300	Long term lease
Total	1,254,000	4,284,300

(1)	Includes land owned or held pursuant to a long term lease.

(2)	Facility partially completed

Material Plans to Construct, Expand and Improve Facilities

     As of March 31, 2004, we have capital commitments of Rs. 529 million ($12.18 million) related to the construction or expansion of software development facilities. Additional expansion plans are currently intended to be funded by internal sources of capital.

Legal Proceedings

     Wipro Limited, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Overview

     We are a leading global IT services company. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.

     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

     We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of IT services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro Spectramind Services Private Limited, or Wipro Spectramind, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services and Products segment accounted for 75% of our revenue and 85% of our operating income for the year ended March 31, 2004.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 16% of our revenue and 7% of our operating income for the year ended March 31, 2004.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 6% of our revenue and 5% of our operating income for the year ended March 31, 2004.

Our revenue and net income for the years ended March 31, 2002, 2003 and 2004 are provided below.

	Wipro Limited and its subsidiaries
	Years ended March 31,
	2002		2003		2004
	(in millions except earnings per share data)
Revenue	Rs.	33,473	Rs.	42,849	Rs.	58,433
Cost of revenue		(20,661)		(27,176)		(39,000)
Gross profit		12,812		15,673		19,433
Gross margins		38%		37%		33%
Operating income		8,442		9,486		10,901
Loss on direct issue of stock by subsidiary		—		—		(206)
Income from continuing operations		8,411		8,477		9,992
Loss from discontinued operations, net of tax		(82)		(378)		—
Net income		8,329		8,099		9,992
Earnings per share (Continuing operations)
Basic		36.39		36.66		43.20
Diluted		36.33		36.60		43.16
Earnings per share (Net income)
Basic		36.04		35.03		43.20
Diluted		35.98		34.97		43.16

     Our Board of Directors has approved a stock dividend, commonly known as an issue of bonus shares in India, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held on June 11, 2004. If approved, the dividend to be declared is two equity shares for every one equity share outstanding on the record date and two ADSs for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

     We were involved in the corporate Internet services provider, or ISP business from 1999 until 2002. For strategic reasons, we decided to concentrate on our core businesses and, as a result, in June 2002, we decided to exit this business and approved a formal plan of disposal. Under the plan, we have sold the customer contracts, disposed of the long-lived assets, settled the trade receivables and outstanding vendor obligations.

     Our corporate ISP business was an asset group and its operations qualified as a component of an entity. Because the operations and cash flows of the component were eliminated from our ongoing operations as a result of the disposal and we do not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of our corporate ISP business were reported in discontinued operations during the year ended March 31, 2003.

Acquisitions

Wipro Spectramind

     In July 2002, we acquired a controlling equity interest in Wipro Spectramind, a leading IT-enabled service provider in India providing remote processing services to large global corporations in the U.S., U.K. Australia and other developed markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Wipro Spectramind, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 11% of the outstanding equity shares for Rs. 441 million. The results of operations of Wipro Spectramind have been consolidated in our financial statements with effect from July 1, 2002.

     As of March 31, 2003, we held 100% of the outstanding equity shares of Wipro Spectramind. Employees of Wipro Spectramind, however, were previously granted options to purchase equity shares in Wipro Spectramind, subject to vesting requirements. As of March 31, 2003, 9,329,762 shares were subject to outstanding employee stock options under the Wipro Spectramind option plan. During the year ended March 31, 2004, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 and 839,015 options were exercised at a weighted average exercise price of Rs. 57 respectively. As a result of these option exercises, our ownership interest in Wipro Spectramind has been reduced to 93%. Upon exercise of the outstanding but unexercised options, our equity interest in Wipro Spectramind on a fully diluted basis would be approximately 88%.

Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. On December 31, 2002, we acquired the balance of the 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

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

Wipro Nervewire

     In May 2003, we acquired Wipro Nervewire, a Massachusetts-based IT consulting company serving customers in the financial services sector, for consideration of Rs. 878 million. Through this acquisition, we have broadened the range of IT consulting services that we offer, to include strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     Our revenue and operating income by business segment are provided below for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002	2003	2004
Revenue:
Global IT Services and Products	68%	71%	75%
India and AsiaPac IT Services and Products	21	19	16
Consumer Care and Lighting	9	7	6
Others	3	4	3
Reconciling items	(1)	(1)	—

	100%	100%	100%
Operating Income:
Global IT Services and Products	90%	87%	85%
India and AsiaPac IT Services and Products	7	6	7
Consumer Care and Lighting	5	4	5
Others	1	3	3
Reconciling items	(3)	—	—

	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power and Wipro Biomed. As discussed previously, we reorganized our business segments in April 2003. We consolidated our IT-Enabled Services business segment into our Global IT Services and Products business segment. We also eliminated our HealthScience business segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. As of April 2003, in connection with our reorganization of business segments, Wipro Biomed, which was earlier reported as part of the HealthScience business segment for purposes of our financial reporting, is now being reported as part of Others. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Year ended March 31,
	2002		2003		2004
			(in millions)
Revenue
Services	Rs.	21,713	Rs.	30,444	Rs.	43,653
Products		955		149		122

	Year ended March 31,
	2002	2003	2004
		(in millions)
Total	22,668	30,593	43,775
Gross profit
Services	10,294	12,809	15,800
Products	64	46	44
Total	10,358	12,855	15,844
Selling, general and administrative expenses	(2,533)	(4,160)	(6,013)
Research and Development expenses	(213)	(260)	(232)
Amortization of intangibles	—	(166)	(300)
Others, net	(3)	12	1
Operating income	7,609	8,281	9,300
Revenue growth rate over prior period	28%	35%	43%
Gross margin	46%	42%	36%
Operating margin	34%	27%	21%

     Revenue from the services component of our Global IT Services and Products business segment consists of revenue from IT services and BPO services. Revenue from IT services is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Revenue from BPO services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Revenue from BPO services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. The proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     Global IT Services and Products revenue from products is derived primarily from the sale of third-party hardware and software products.

     The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales, marketing and administrative expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

     The cost of revenue for products in our Global IT Services and Products segment primarily consists of the cost for products procured from third-party manufacturers.

     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2004, 73% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2004, 42% of the revenue of our IT services were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 22,412 million, Rs. 30,267 million, and Rs. 43,465 million for the years ended March 31, 2002, 2003 and 2004.

India and AsiaPac IT Services and Products

	Year ended March 31,
	2002		2003		2004
			(in millions)
Revenue
Services	Rs.	1,914	Rs.	2,240	Rs.	3,109
Products		5,036		5,806		6,336
Total		6,950		8,046		9,445

	Year ended March 31,
	2002	2003	2004
		(in millions)
Gross profit
Services	754	1,053	1,448
Products	768	706	693
Total	1,522	1,759	2,141
Selling, general and administrative expenses	(946)	(1,283)	(1,411)
Others, net	2	63	31
Operating income	578	539	761
Revenue growth rate over prior period	(20%)	16%	17%
Gross margin	22%	22%	23%
Operating margin	8%	7%	8%

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services, e-procurement services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer. We have adopted the guidance in EITF Issue No. 00-21 in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003.

     Prior to adoption of EITF Issue No. 00-21, we had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation. However, the amount allocable to products is limited to the amount that is not contingent upon delivery of subsequent services. As a result of this change, revenues for the year ended March 31, 2004, is higher by Rs. 1,123 million.

     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,950 million, Rs. 8,041 million and Rs.9,413 million for the years ended March 31, 2002, 2003 and 2004 respectively.

Consumer Care and Lighting

	Year ended March 31,
	2002		2003		2004
	(in millions)
Revenue	Rs.	2,939	Rs.	2,942	Rs.	3,567
Gross profit		940		934		1,212
Selling, general and administrative expenses		(539)		(513)		(668)
Amortization of intangible assets		—		—		(8)

	Year ended March 31,
	2002	2003	2004
	(in millions)
Others, net	3	1	10
Operating income	404	422	546
Revenue growth rate over prior period	(7%)	—	21%
Gross margin	32%	32%	34%
Operating margin	14%	14%	15%

     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.

     We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overhead costs for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

     We have amortized deferred stock compensation expenses of Rs. 79 million, Rs. 52 million and Rs. 45 million for the years ended March 31, 2002, 2003 and 2004 in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust.

     We currently use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant.

     FASB is proposing to require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Under the FASB proposal, all stock options outstanding as of April 1, 2005 and new stock options granted thereafter should be recorded as expense based on fair value. Had we recorded compensation cost in a manner consistent with the fair value approach described in SFAS No. 123, our net income would have been reduced by Rs. 1,918 million, Rs. 2,989 million and Rs. 2,080 million, for the years ended March 31, 2002, 2003 and 2004 respectively. Currently, fair value of stock options is computed using the Black-Scholes model. FASB has proposed an alternative model for computing the fair value of options and we are currently evaluating this model. Stock option grants in the future may result in significant stock compensation expense being recognized in the consolidated statements of income.

Amortization of Intangible Assets

     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 166 million and Rs. 308 million for the years ended March 31, 2003 and 2004.

Foreign Exchange Gains, net

     Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled and, the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period. Additionally, gains and losses resulting from valuing foreign currency forward contracts at fair value at the end of a period is also reported in foreign exchange gains, net. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains / losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.

Others, net

     Others, net, include net gains on the sale of property, plant, equipment, and other operating income.

Loss on Direct Issue of Stock by Subsidiary

     As more fully described in note 23 to the Notes to Consolidated Financial Statements, as of March 31, 2003, Wipro Spectramind had 9,329,762 equity shares subject to outstanding employee stock options issued under the Wipro Spectramind option plan. During the year ended March 31, 2004, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 and 839,015 options were exercised at a weighted average exercise price of Rs. 57.

     As a result of these option exercises, our ownership interest in Wipro Spectramind was reduced from 100% to 93%. The exercise price for these options was less than our carrying value per share. Accordingly, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 206 million. In accordance with our accounting policy, we have included this decline in carrying value in the statement of income as a loss on the direct issue of stock by subsidiary.

     Of the 4,178,294 shares issued upon these option exercises, 3,996,387 shares are subject to repurchase rights that allow us to repurchase these shares at fair value. The rights also give the employees the right to sell the shares back to us at fair value. Employees can exercise this right to sell shares to us after six months from the date of their option exercise. Similarly, we can also exercise this repurchase right after six months from the date of an employee’s option exercise.

Other Income, net

     Our other income includes interest income on short-term investments, net of interest expense on short-term and long-term debt, dividend income and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.

     WeP Peripherals Ltd. (WeP). We hold a 40.5% equity interest in WeP Peripherals Ltd.

     NetKracker. In December 2000, we established NetKracker by transferring our retail Internet business into a newly formed Company in which a strategic investor invested Rs. 300 million to acquire a 51% equity share interest. We retained a 49% equity share interest and also acquired additional convertible preference shares in NetKracker for an aggregate amount of Rs. 54 million. In March 2002, we converted such preference shares to equity shares and increased our equity interest in NetKracker to 79%. In March 2002, we agreed to acquire a 19% equity share interest in NetKracker from the strategic investor for Rs. 30 million in cash and a contingent cash consideration that is payable on the occurrence of certain specified events. We believe that the occurrence of such specified events are within our control and as a result have determined that the contingent consideration is not payable. Accordingly, the transaction was accounted for as a purchase business combination. The amounts assigned to the net assets of NetKracker exceed the cost of acquisition and this excess was initially used to reduce the amounts allocated to certain eligible assets. Since the remaining excess of Rs. 96 million is not material we have reported it as a component of other income and not as an extraordinary gain.

Income Taxes

     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is chargeable to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from units in designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2002, 2003 and 2004 our tax benefits were Rs 2,506 million, Rs 2,263 million and Rs 2,925 million respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 had subjected 10% of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

     For the year ended March 31, 2004, our effective tax rate was 13.8% and our Indian statutory tax rate for the same period was 35.9%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 60 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.9 million on our balance sheet. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

Results of Operations

     Years ended March 31, 2004 and 2003

     Revenue. Our total revenues increased by 36% from Rs. 42,849 million for the year ended March 31, 2003 to Rs.58,433 million for the year ended March 31, 2004. This was driven primarily by a 44%, 17%, 21% and 24% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others, respectively.

     Global IT Services and Products revenue increased by 44% from Rs. 30,267 million for the year ended March 31, 2003 to Rs.43,465 million for the year ended March 31, 2004. This increase is attributable primarily to two factors. First, we acquired Wipro Spectramind in July 2002, Global Energy Practice in December 2002 and Wipro Nervewire in May 2003. Second, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 49% increase in revenue from enterprise services, a 36% increase in revenue from technology services and a 122% increase, on a comparable basis, from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

     In our Global IT Services and Products business segment we added 123 new clients during the year ended March 31, 2004. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 103 as of the year ended March 31, 2003 to 137 as of the year ended March 31, 2004.

     India and AsiaPac IT Services and Products revenue increased by 17% from Rs. 8,041 million for the year ended March 31, 2003 to Rs. 9,414 million for the year ended March 31, 2004. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 9% from Rs. 5,801 million for the year ended March 31, 2003 to Rs. 6,305 million for the year ended March 31, 2004. The increase in revenue was primarily due to two factors. First, the increase is attributable to an increase in revenue from traded and manufactured products. Second, the revenues for the year ended March 31, 2004, are higher by Rs 1,123 million due to adoption of guidance in EITF Issue No. 00-21, in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003.

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 39% from Rs. 2,240 million in the year ended March 31, 2003 to Rs.3,109 million in the year ended March 31, 2004. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 21% from Rs. 2,942 million for the year ended March 31, 2003 to Rs 3,567 million for the year ended March 31, 2004. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

     Revenue from Others increased by 24% from Rs.1,599 million for the year ended March 31, 2003 to Rs. 1,988 million for the year ended March 31, 2004. This was primarily due to a 34% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

     Gross Profit: As a percentage of total revenue, gross profit declined by 4% from 37% for the year ended March 31, 2003 to 33% for the year ended March 31, 2004. This decline is primarily as a result of decline in gross profit from the services component of our Global IT Services and Products segment from 41% for the year ended March 31, 2003 to 36% for the year ended March 31, 2004. Gross profit in the India and AsiaPac IT Services and Products segment remained unchanged at 22% for the years ended March 31, 2003 and March 31, 2004. Gross profit in Consumer Care and Lighting increased from 32% for the year ended March 31, 2003 to 34% of revenue for the year ended March 31, 2004.

     The gross profit as a percentage of revenues of Global IT Services and Products has declined by 5% from 41% of revenue for the year ended March 31, 2003 to 36% of revenue in the year ended March 31, 2004. This decrease is primarily due to a 5% increase in the proportion of services rendered onsite, 1.5% decline in our offshore billing rates, an increase in compensation for offshore employees as a part of our compensation review in October 2003 and an increase in the number of independent consultants hired for specific assignments. This is partially offset by a 1.8% increase in the onsite billing rates and a 3% increase in IT professional utilization rates from 66% in the year ended March 31, 2003 to 69% in the year ended March 31, 2004.

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained unchanged at 22% for the years ended March 31, 2003 and March 31, 2004. The increase in proportion of revenues from Services, from 28% of revenues in the year ended March 31, 2003 to 33% of total revenues in the year ended March 31, 2004, was offset by a decline in gross profit from Products, by 1% from 12% of revenues in the year ended March 31, 2003 to 11% of revenues in the year ended March 31, 2004.

     As a percentage of Consumer Care and Lighting revenue, gross profit increased by 2% from 32% for the year ended March 31, 2003 to 34% for the year ended March 31, 2004. This increase was primarily due to an increase in the gross margins from soap products and an increase in the proportion of revenue from soap products, which typically have a higher gross margin compared to other products.

     As a percentage of revenue, gross profit from Others increased marginally by 1% from 28% for the year ended March 31, 2003 to 29% for the year ended March 31, 2004.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 36% from Rs. 6,193 million for the year ended March 31, 2003 to Rs. 8,450 million for the year ended March 31, 2004. The total increase in selling, general and administrative expenses of Rs. 2,257 million was attributable to an increase of Rs.1,853 million in Global IT Services and Products, Rs. 128 million in India and AsiaPac IT Services and Products, Rs. 155 million in Consumer Care and Lighting and Rs 121 million in Others.

     Selling, general and administrative expenses for our Global IT Services and Products business segment increased by 45% from Rs. 4,160 million for the year ended March 31, 2003 to Rs. 6,013 million for the year ended March 31, 2004. Selling general and administrative expenses include selling general and administrative expenses for Wipro Spectramind, the business we acquired in July 2002, Global Energy Practice, the business we acquired in December 2002, and Wipro Nervewire, the business we acquired in May 2003. The increase of Rs 1,853 million in selling, general and administrative expenses is primarily due to an increase in the average number of sales and marketing personnel from 139 in the year ended March 31, 2003 to 170 in the year ended March 31, 2004, an increase in the proportion of local hires in our sales and marketing team, who typically have a higher remuneration package, an increase in compensation costs as part of compensation review in October 2003 and an increased focus on promoting the IT Services brand,

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 10% from Rs. 1,283 million for the year ended March 31, 2003 to Rs. 1,411 million for the year ended March 31, 2004. This was primarily due to an increase in the number of sales and marketing personnel for this business segment and an increase in compensation costs as part of compensation review in October 2003.

     Selling, general and administrative expenses for Consumer Care and Lighting increased by 30% from Rs. 513 million for the year ended March 31, 2003 to Rs. 668 million for the year ended March 31, 2004. This was primarily due to the increase in sales promotion expenses for this business segment.

     Selling, general and administrative expenses for Others, including reconciling items, has increased by 51% from Rs 237 million for the year ended March 31, 2003 to Rs 358 million for the year ended March 31, 2004. The increase was primarily due to compensation review in October 2003 and increased expenditure on brand promotion.

     Operating income. As a result of the foregoing factors, operating income increased by 15% from Rs. 9,486 million for the year ended March 31, 2003 to Rs. 10,901 million for the year ended March 31, 2004. Operating income of Global IT Services and Products increased by 12% from Rs 8,281 million for the year ended March 31, 2003 to Rs 9,300 million for the year ended March 31, 2004. Operating income of India and AsiaPac IT Services and Products increased by 41% from Rs. 539 million for the year ended March 31, 2003 to Rs. 761 million for the year ended March 31, 2004. Operating income of Consumer Care and Lighting increased by 29% from Rs. 422 million for the year ended March 31, 2003 to Rs. 546 million for the year ended March 31, 2004. Operating income of Others, including reconciling items, increased by 20% from Rs. 256 million for the year ended March 31, 2003 to Rs. 308 million for the year ended March 31, 2004.

     Effective March 2004, upon completion of the formal documentation and testing for effectiveness, we have designated forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Consequently, as of March 31, 2004, we have recorded an amount of Rs. 1,059 million as a component of accumulated other comprehensive income within stockholder’s equity. These amounts will be recognized in the consolidated statements of income in the periods in which the hedged transactions occur.

     Other income, net. Other income, net, increased from Rs. 718 million in the year ended March 31, 2003 to Rs. 868 million for the year ended March 31, 2004. Other income for the year ended March 31, 2003 includes interest payable by tax authorities on tax refunds due upon completion of tax assessments of Rs 54 million. Other income for the year ended March 31, 2004 includes gain on sale of property of Rs 107 million. Other income has increased primarily due to an increase in the average quantum of investment, partially offset by a decline in average return on investments.

     Income taxes. Income taxes increased by 20% from Rs. 1,342 million for the year ended March 31, 2003 to Rs. 1,611 million for the year ended March 31, 2004. Our effective tax rate increased from 13.6% in the year ended March 31, 2003 to 13.82% for the year ended March 31, 2004. The increase in effective tax rate is primarily on account of a higher proportion of income being subject to foreign taxes and the provision of Rs 274 million in respect of earlier years. The Finance Act, 2002 had subjected 10% of all income derived from units located in “Software Technology Parks” to income tax for a one year period ending March 31, 2003 and consequently in the year ended March 31, 2003 10% of all income derived from units located in “Software Technology Parks” was subject to income tax. For the year ended March 31, 2004 income derived from units located in “Software Technology Parks” is not subject to income tax.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2004 was Rs. 96 million against loss of Rs. 355 million for the year ended March 31, 2003. Equity in earnings of affiliates of Rs. 96 million in the year ended March 31, 2004 comprises equity in earnings of Wipro GE of Rs. 56 million and equity in earnings of WeP Peripherals of Rs.40 million. Equity in losses of affiliates of Rs. 355 million for the year ended March 31, 2003 is attributable to the share in losses of Rs 371 million in Wipro GE partially offset by equity in earnings of WeP Peripherals of Rs 16 million.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 18% from Rs. 8,477 million for the year ended March 31, 2003 to Rs. 9,992 million for the year ended March 31, 2004.

     Years ended March 31, 2003 and 2002

     Revenue. Our total revenue increased by 28% from Rs. 33,473 million for the year ended March 31, 2002 to Rs. 42,849 million for the year ended March 31, 2003. Revenue growth of 28% was driven primarily by a 35%, 16%, and 37% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products and Others, respectively. Revenues of Consumer Care and Lighting remained flat as compared to the year ended March 31, 2002.

     Global IT Services and Products revenue increased by 35% from Rs. 22,412 million for the year ended March 31, 2002 to Rs. 30,267 million for the year ended March 31, 2003. This increase is attributable primarily to two factors. First, we acquired Spectramind eServices Limited in July 2002, Wipro Healthcare IT in August 2002 and Global Energy Practice in December 2002. Second, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 43% increase in revenues from enterprise services partially offset by a 5% decline in revenues from technology services. The increase in revenue from enterprise services was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies. The decline in revenues from technology services was primarily due to a 24% decline in revenues from our Telecommunications and Inter-networking division, reflecting the softness in demand from telecommunications equipment manufacturers. This was partially offset by a 17% increase in revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies.

     We added 120 new clients during the year ended March 31, 2003. The total number of clients that individually accounted for over $1 million run rate in revenues increased from 81 in the year ended March 31, 2002 to 103 in the year ended March 31, 2003.

     India and AsiaPac IT Services and Products revenue increased by 16% from Rs. 6,950 million for the year ended March 31, 2002 to Rs. 8,041 million for the year ended March 31, 2003. Revenue from products increased 15% which was primarily due to a 7% increase in revenue from manufactured products and a 20% increase in revenue from traded products. Revenue from services grew by 17% from Rs.1,914 million for the year ended March 31, 2002 to Rs. 2,240 million for the year ended March 31, 2003.

     Consumer Care and Lighting revenues remained flat from Rs. 2,939 million for the year ended March 31, 2002 to Rs. 2,942 million for the year ended March 31, 2003.

     Revenue from Others increased by 37%, from Rs. 1,172 million for the year ended March 31, 2002 to Rs. 1,599 million for the year ended March 31, 2003. This was primarily due to a 51% increase in the revenues from sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

     Gross Profit. As a percentage of total revenue, gross profit declined from 38% for the year ended March 31, 2002 to 37% for the year ended March 31, 2003. The decline is primarily due to a decline in gross profit of Global IT Services and Products from 47% of revenues for the year ended March 31, 2002 to 41% of revenues for the year ended March 31, 2003.

     As a percentage of Global IT Services and Products revenue, gross profit for the services component declined by 6% from 47% in the year ended March 31, 2002 to 41% in the year ended March 31, 2003. This decline is primarily due to a 7% decrease in our offshore billing rates, a 6% decrease in our onsite billing rates and an increase in compensation for offshore employees as part of our compensation review in June 2002. This is partially offset by a 6% increase in IT professional utilization rates from 60% in the year ended March 31, 2002 to 66% in the year ended March 31, 2003.

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit for the products component declined by 3% from 15% for the year ended March 31, 2002 to 12% for the year ended March 31, 2003. This was primarily due to a 7% decline in gross margins of traded products partially offset by a 3% increase in gross margins of manufactured products.

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit for the services component increased by 8% from 39% for the year ended March 31, 2002 to 47% for the year ended March 31, 2003. This increase was primarily due to an increase in the proportion of revenues from higher margin services.

     As a percentage of Consumer Care and Lighting revenue, gross profit as a percentage of revenue remained at 32% for the year ended March 31, 2003.

     As a percentage of revenues, gross profit from Others increased by 7% from 21% for the year ended March 31, 2002 to 28% for the year ended March 31, 2003. A portion of costs in our Fluid Power business, which is included as part of Others, is fixed in nature, and does not increase in proportion to the increase in revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 42% from Rs.4,359 million for the year ended March 31, 2002, to Rs. 6,193 million for the year ended March 31, 2003. The total increase in selling, general and administrative expenses of Rs. 1,834 million was attributable to an increase of Rs. 1,627 million in Global IT Services and Products, Rs. 337 million in India and AsiaPac IT Services and Products, a decrease of Rs. 26 million in Consumer Care and Lighting and a decline of Rs. 104 million in Others.

     Selling, general and administrative expenses for Global IT Services and Products increased by 64% from Rs. 2,533 million for the year ended March 31, 2002 to Rs. 4,160 million for the year ended March 31, 2003. The increase was primarily due to an increase in the number of sales and marketing personnel, which increased from an average of 91 in the year ended March 31, 2002 to 139 in the year ended March 31, 2003, an increase in compensation costs as part of our compensation review in June 2002 and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team. Additionally, selling, general and administrative expenses of Wipro Spectramind, Wipro Healthcare IT and Global Energy Practice are included in our selling, general and administrative expenses from July 2002, August 2002 and December 2002 respectively.

     Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased by 36% from Rs. 946 million for the year ended March 31, 2002 to Rs. 1,283 million for the year ended March 31, 2003. This was primarily due to expenditure incurred on establishing sales and marketing offices in the Asia Pacific region, an increase in the number of sales and marketing personnel and an increase in compensation costs as part of our compensation review.

     Selling, general and administrative expenses for Consumer Care and Lighting decreased marginally by 5% from Rs.539 million for the year ended March 31, 2002 to Rs. 513 million for the year ended March 31, 2003.

     Selling, general and administrative expenses for Others, including reconciling items, decreased by 30% from Rs. 340 million for the year ended March 31, 2002 to Rs. 237 million for the year ended March 31, 2003. The decline was primarily due to increase in amount of common costs allocated to other business segments.

     Operating income. As a result of foregoing factors, operating income increased by 12% from Rs. 8,442 million for the year ended March 31, 2002 to Rs. 9,486 million for the year ended March 31, 2003. Operating income of Global IT Services and Products and Consumer Care and Lighting increased by 9% and 4% respectively to Rs. 8,281 million and Rs. 422 million, respectively. Operating income of India and AsiaPac IT Services and Products declined by 7% to Rs. 539 million. Operating income of Others increased to Rs.244 million for the year ended March 31, 2003, from an operating loss of Rs. 149 million for the year ended March 31, 2002. Operating income of Others, including reconciling items, for the year ended March 31, 2002 includes goodwill amortization charge of Rs. 175 million.

     Other income, net. Other income, net, decreased from Rs. 839 million in the year ended March 31, 2002 to Rs. 718 million for the year ended March 31, 2003. The decrease was mainly due to the impact of exchange rate fluctuations on our investments denominated in dollars. Lower yield on our total investments was partially offset by an increase in the amount of our average investments.

     Income taxes. Income taxes increased by 32% from Rs. 1,016 million for the year ended March 31, 2002 to Rs. 1,342 million for the year ended March 31, 2003. Our effective tax rate increased from 10.8% in the year ended March 31, 2002 to 13.6% in the year ended March 31, 2003. The increase in effective tax rate was primarily due to a tax of 10% of the profits generated by our operations located in software technology parks in the year ended March 31, 2003, a decrease in the proportion of income from domestic investments being realized in a tax-free manner and an increase in the proportion of our income that is subject to foreign taxes. The profits generated by our operations located in software technology parks were subject to a 100% tax holiday in the year ended March 31, 2002.

     Equity in earnings/losses of affiliates. Equity in losses of affiliates for the year ended March 31, 2003 was Rs. 355 million against equity in earnings of affiliates of Rs. 147 million for the year ended March 31, 2002. Equity in the earnings of Wipro GE was Rs. 234 million for the year ended March 31, 2002 which was partially offset by the equity in losses of Netkracker of Rs. 111 million. In the year ended March 31, 2003 equity in the losses of Wipro GE was Rs. 371 million which was partially offset by the equity in earnings of WeP Peripherals of Rs 16 million. The losses in Wipro GE were primarily due to an increase in input costs and a decline in average selling prices of products.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 1% from Rs. 8,411 million for the year ended March 31, 2002 to Rs. 8,477 million for the year ended March 31, 2003.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Liquidity and Capital Resources

     As of March 31, 2004, we had cash and cash equivalents of Rs. 3,297 million, investments in liquid and short-term mutual funds of Rs. 18,479 million and an unused line of credit of approximately Rs 1,000 million. To utilize the line of credit we need to comply with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

     We believe that cash generated from operations along with the net proceeds of Rs. 5,803 million ($125 million) from our initial U.S. public offering (IPO) in October 2000 will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. The proceeds were invested in money market instruments. Currently we have utilized Rs. 4,810 million ($102 million) from the proceeds of our IPO for acquisitions. In the year ended March 31, 2004, the remaining portion of the net proceeds from our initial U.S. public offering in October 2000 was repatriated to India for meeting current working capital and capital expenditure requirements.

     Cash provided by operating activities for the year ended March 31, 2004 was Rs. 10,815 million against Rs. 7,663 million in the year ended March 31, 2003. The increase was primarily due to increase in operating profits and greater focus on working capital management.

     Cash used in investing activities for the year ended March 31, 2004 was Rs. 14,348 million. The cash was used primarily on purchases of liquid and short-term mutual funds, capital expenditures and acquisitions. Cash provided by operating activities was used to meet the capital expenditure of Rs. 4,135 million.

     Cash provided by financing activities for the year ended March 31, 2004 was Rs. 556 million. During the year ended March 31, 2004 dividends of Rs 262 million have been paid to shareholders. As of March 31, 2004 the short term borrowings from Banks was Rs 969 million. The short term borrowings are against the line of credit by banks and used to bridge the temporary mismatches in cash flows.

     We have proposed to pay an annual cash dividend of Rs. 4 per share on equity shares and ADRs and a one-time cash dividend of Rs. 25 per share on equity shares and ADRs in fiscal 2005. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout of approximately Rs. 7,600 million.

     As of March 31, 2004 we had contractual commitments of Rs. 2,140 million ($49 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.

     In Wipro Spectramind 4,178,294 shares were issued to employees pursuant to exercise of employee stock options. Out of these 3,996,387 shares are covered by a share purchase feature that entitles us to repurchase these shares at fair value after six months from the date of exercise. We expect that these rights to repurchase will be exercised in the year ended March 31, 2005.

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

     Off-Balance Sheet Arrangements

     The company has not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

     Contractual obligations

     The table of future payments due under contractual commitments, aggregated by type of contractual obligation, is given below:

					In Rs. million

	Total contractual	Payments due in
	payment	2004-05	2005-07	2007-09	2009 onwards
Capital Commitments	529	529	—	—	—
Non-cancelable operating lease obligation	1,154	176	304	315	360
Purchase obligations	457	435	22	—	—

     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

Trend Information

     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities. The acquisitions have also allowed us to sustain and in certain circumstances improve our prices and profits.

     Gross profit as a percentage of revenues in Global IT Services and Products declined from 41% in the year ended March 31, 2003 to 36% in the year ended March 31, 2004. The decline is attributable to:

•	Declines in price realizations;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals; and

•	The impact of the appreciation of the Rupee exchange rate with major world currencies.

     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industry, business and impact of IT on the business.

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

     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. As a result, gross margins in the products component of this business segment declined from 12% in the year ended March 31, 2003 to 11% in the year ended March 31, 2004.

     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenue from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. However, revenue from hydrogenated oil products as a proportion of total revenue of our Consumer Care business has continued to decline significantly. This decline has been offset by continued increases in revenue from soaps and lighting products.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Recent accounting pronouncements.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, did not have a material impact on our consolidated financial statements.

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

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to use the intrinsic value based method of APB Opinion No. 25 to account for our employee stock based compensation plans. We have adopted the disclosure provisions of SFAS No. 148.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN No. 46 did not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No.149 did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal periods beginning after December 15, 2003. We have adopted the disclosure provisions of SFAS No. 132.

Critical accounting policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

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

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized in accordance with percentage of completion method. We have relied on the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables

     Effective July 1, 2003, we have adopted EITF Issue No. 00-21. We have elected to adopt EITF Issue No. 00-21 for all revenue arrangements entered into on or after July 1, 2003. Based on this guidance, we recognize revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.

     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

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

Accounting for Income taxes

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.

     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2004, the U.S. branch’s net assets amounted to $83 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly we did not record a provision for branch profit tax.

Business Combinations, Goodwill and Intangible Assets

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. If market information relating to comparable companies is available, the results of income approach are compared with the fair value under the market approach to determine the reasonableness of the valuation resulting from the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenues or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

     Derivatives and hedge accounting

     We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. We designate the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. We assess the hedge effectiveness at the end of each reporting period and recognize the ineffective portion in the consolidated statements of income.

     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating forward contracts as hedges of forecasted transactions could alter the proportion of forward contracts which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of forward contracts is immediately recognized in the consolidated statements of income.

     As of March 31, 2004, there were no significant gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Our directors and executive officers, their respective ages and positions as of March 31, 2004 are as follows:

Name	Age	Position
Azim H. Premji	58	Chairman of the Board and Managing Director
Dr. Ashok Ganguly	68	Director
B. C. Prabhakar	60	Director
Dr. Jagdish N. Sheth	65	Director
Vivek Paul	45	Vice Chairman of the Board and Executive Officer
Narayanan Vaghul	67	Director
Prof. Eisuke Sakakibara	62	Director
P.M.Sinha	63	Director
Suresh C. Senapaty	47	Executive Vice President, Finance
Pratik Kumar	38	Vice President, Human Resources
Suresh Vaswani	44	President, Wipro Infotech
Vineet Agrawal	42	President, Wipro Consumer Care and Lighting
Ranjan Acharya	46	Vice President, Human Resources Development
Tamal Dasgupta	53	Chief Information Officer
Girish S Paranjpe	46	President-Finance & Insurance, Wipro Technologies
Sudip Banerjee	44	President-Enterprise Solutions, Wipro Technologies
Dr A. L. Rao	55	President-Telecom & Internetworking Solutions, Wipro Technologies
Anurag Behar (1)	35	Vice President- Mission Quality, Innovation, Brand and Corporate Communication
Ramesh Emani (1)	47	Chief Executive-Embedded & Product Engineering Solutions, Wipro Technologies

     (1) Appointed as a member of Corporate Executive Council during the year

     Azim H. Premji has been our Chairman of the Board and Managing Director since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University.

     Dr. Ashok Ganguly has served as our director since January 1999. From August 1996 to April 2003, he served as Chairman of ICI India Limited. From May 1980 to April 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997 he served as Director of Unilever NV and Plc. Currently, besides being Chairman of ICICI OneSource Limited, he is also on the boards of British Airways Plc, Technology Network (India) Pvt Ltd, ICICI Knowledge Park Ltd, Hemogenomics Pvt. Ltd., Mahindra & Mahindra Ltd, New Skies Satellite NV as well as on the Central Board of Directors of Reserve Bank of India, ABP Pvt. Limited and Tata AIG Life Insurance Co Ltd. Dr Ganguly is also a member of the Audit Committee of British Airways and Tata AIG Life Insurance Company Ltd. Dr Ganguly is also a Chairman of the Compensation Committee of Tata AIG Life Insurance Co. Ltd., ICICI OneSource Ltd, New Skies Satellites NV and member of the Board Governance Committee and Corporate Governance Committee of ICICI OneSource Limited and New Skies Satellites NV respectively. Dr. Ganguly holds a B.Sc in Chemistry from Bombay University and an MS and Ph.D from the University of Illinois.

     B.C. Prabhakar has served as our director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

     Dr. Jagdish N. Sheth has served as our director since January 1999. He has been a professor at Emory University since July 1991. Dr Sheth has also been a director of Norstan, Inc. since September 1995, and of Pac West Telecomm since July 1999. Dr Sheth is also on the Boards of Pacwest Telecomm, Norstan Inc, Cryo-Cell International Inc and Shasun Chemicals & Drugs Limited. Dr Sheth is also a member of the Audit Committee of Norstan Inc. and PacWest Telecom and a member of the Governance Committee of Cyro Cell International. Dr. Sheth holds a B. Commerce from Madras University, an M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh.

     Vivek Paul has served as our director, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Private Limited. Mr. Paul holds a B.Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

     Narayanan Vaghul has served as our director since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985 (formerly known as ICICI Limited prior to its merger with ICICI Bank Limited). Mr. Vaghul also serves on the Boards of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, Nicholas Piramal India, Ltd., Apollo Hospitals Enterprise Limited, Hemogenomics Pvt. Ltd., Technology Network (India) Pvt. Ltd, Himatsingka Seide Limited, Asset Reconstruction Company (India) Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of ICICI Bank Limited, Mahindra and Mahindra Limited, Nicholas Piramal India Ltd and a member of the Compensation Committee of Mahindra Industrial Park Limited. Mr Vaghul is also a member of the Audit Committee of Mahindra Industrial Park Limited and Air India Limited. Mr. Vaghul holds a B. Commerce in Banking from Madras University.

     Prof. Eisuke Sakakibara became a director of our company on January 1, 2002. He has been a Professor of Economics at Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as an economist with the International Monetary Fund in 1971 and was the visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997 he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

     Priya Mohan Sinha has served as our director since January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever Limited. Currently, he is also on the Boards of ICICI Bank Limited, Quadra Advisory Limited, Indian Oil Corporation Limited, Lafarge India and Azim Premji Foundation. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr Sinha is a member of the Board Governance Committee and Compensation Committee of ICICI Bank Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology.

     Pratik Kumar has served as our Corporate Vice President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Kumar holds a Bachelor of Arts from Delhi University and a MBA from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

     Suresh C. Senapaty has served as our Corporate Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Commerce from Utkal University, and is a Fellow Member of the Institute of Chartered Accountants of India.

     Suresh Vaswani has served as our President of Wipro Infotech since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a B.Tech from IIT, Karagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

     Vineet Agrawal has served as our President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech from IIT, New Delhi and an M.B.A from Bajaj Institute of Management Studies, Mumbai.

     Girish S Paranjpe has served as our President – Finance & Insurance of Wipro Technologies since October 2000 and has served with us in other positions since July 1990. Mr Paranjpe holds B.Commerce from Bombay University and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

     Dr A. L. Rao has served as our President-Telecom & Internetworking Solutions of Wipro Technologies since October 2000 and has served with us in other positions since August 1980. Dr. Rao holds a B.Sc , M.Sc and Ph.D in Nuclear Physics from Andhra University.

     Tamal Dasgupta has served as our Chief Information Officer since March 2000. Mr. Tamal Dasgupta holds a B.Commerce from Calcutta University and is a Fellow Member of the Institute of Chartered Accountants of India and has obtained a CPA at Maryland, U.S.

     Ranjan Acharya has served as our Vice President-Human Resources Development since April 2002 and has served with us in other positions since July 1994. Mr Ranjan Acharya holds a B.Sc from Pune University and an M.B.A. from Symbosis Institute of Business Management, Pune, India.

     Sudip Banerjee has served as President-Enterprise Solutions of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr Banerjee holds a Bachelor of Arts from Delhi University and Diploma in Management from All India Institute of Management Association.

     Anurag Behar has served as Corporate Vice President- Mission Quality, Innovation, Brand and Corporate Communication since May 2002. Mr Behar holds a B.Engineering from Regional Engineering College, Trichy and Post Graduate Diploma in Business Management from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

     Ramesh Emani has served as President-Embedded & Product Engineering Solutions of Wipro Technologies since October 2003 and has served with us in other positions since November 1983. Mr Ramesh Emani holds a B.Tech from Jawaharlal Nehru Technology University, Hyderabad and M.Tech from IIT, Kanpur.

Compensation

Director Compensation

     Each of our non-employee directors receive an attendance fee of $46.08(Rs. 2,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission as follows, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.

1.	Dr. Ashok Ganguly receives approximately $18,433 (Rs. 800,000) per year.

2.	Narayanan Vaghul receives approximately $18,433 (Rs. 800,000) per year.

3.	Prof. Eisuke Sakakibara receives approximately $40,000 (Rs. 1,736,000) per year.

4.	Dr. Jagdish N. Sheth receives approximately $25,000 (Rs. 1,085,000) per year.

5.	Priya Mohan Sinha receives approximately $23,042 (Rs. 1,000,000) per year.

6.	B. C. Prabhakar receives approximately $9,216 (Rs. 400,000) per year.

In the fiscal year ended March 31, 2004, we paid an aggregate of $134,124 (Rs.5,821,000) as commission to our non-employee directors.

     Executive Compensation

     The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2004 by our Executive Directors and members of our administrative, supervisory or management bodies.

		Annual Compensation
	Salary and	Commission/In
Name	allowances	centives (1)	Housing (2)	Others (3)
Azim H. Premji	$48,387	$257,741	$32,834	$31,943
Vivek Paul	460,000	773,223	—	11,561

		Annual Compensation
	Salary and	Commission/In
Name	allowances	centives (1)	Housing (2)	Others (3)
Pratik Kumar	56,624	26,668	—	464
Suresh C. Senapaty	80,034	51,339	12,589	2,242
Vineet Agrawal	107,027	—	10,764	3,025
Sudip Banerjee	68,085	34,248	1,347	2,551
Girish S Paranjpe	66,349	34,403	6,995	8,000
Tamal Dasgupta	48,079	27,148	5,529	2,095
A L Rao	77,698	36,492	—	1,206
Ranjan Acharya	56,148	29,515	—	919
Suresh Vaswani	82,538	35,519	4,289	1,629
Anurag Behar	31,300	18,008	4,604	735
Ramesh Emani	78,825	46,315	737	1,214

1.	Azim H. Premji and Vivek Paul were paid commissions at the rate of 0.1% and 0.3% respectively, on our net profits computed in accordance with the provisions of the Indian Companies Act, 1956. All other executives, excepting Vineet Agrawal, were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2004.

3.	The figure includes a subsidy of $19,565 to Azim H. Premji, for interest payments on his independent housing loan.

		Long term compensation
		No. of
		Equity		No. of
		Share		ADS
	Deferred	Options	Grant	options	Grant	Expiration
Name	benefits(1)(2)	Granted	Price	granted	Price	Date
Azim H. Premji	$46,894	—	—	—	—	—
Vivek Paul	69,000	—	—	—	—	—
Pratik Kumar	5,535	—	—	—	—	—
Suresh C Senapaty	10,582	—	—	—	—	—
Vineet Agrawal	7,564	—	—	—	—	—
Sudip Banerjee	6,737	—	—	—	—	—
Girish S Paranjpe	6,737	—	—	—	—	—
Tamal Das Gupta	4,949	—	—	—	—	—
A L Rao	8,409	—	—	—	—	—

		Long term compensation
		No. of
		Equity		No. of
		Share		ADS
	Deferred	Options	Grant	options	Grant	Expiration
Name	benefits(1)(2)	Granted	Price	granted	Price	Date
Ranjan Acharya	5,628	—	—	—	—	—
Suresh Vaswani	8,025	—	—	—	—	—
Anurag Behar	4,012	—	—	—	—	—
Ramesh Emani	7,819	—	—	—	—	—

1.	Deferred benefits payable to other employees are by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which Wipro and the employee contribute every month. A lump sum payment on separation and a Pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

Deferred benefits, in the case of Mr Vivek Paul, are comprised of the Company’s contribution to a Deferred Compensation Plan. The Company has a Deferred Compensation Plan in place, and a Participation Agreement with Mr Vivek Paul. Contributions made by the Company under this Deferred Compensation Plan are managed by an irrevocable Trust whose trustees are appointed by the Company under a Trust Agreement. Wells Fargo NA. has been appointed as a Trustee of the Trust. The Company makes a contribution of 15% of the base salary of Mr. Paul to the Trust and Mr Paul is also eligible to contribute up to 15% of his base salary and up to 100% of his commission under the Deferred Compensation Plan to the Trust. The Trust will make payouts upon compliance with specific conditions prescribed in the Plan and related agreements.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as of the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

2.	In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time lump sum amount of $8,064 (Rs. 350,000) as a gratuity payment to each of the above listed persons, other than Vivek Paul, at the time of separation, death, disability or retirement.

Board Composition

     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2004, we had eight directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors.

The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office
Azim H. Premji	December 30, 2004	2 years

Vivek Paul	July 25, 2004	5 years

Dr. Jagdish N Sheth	Annual General Meeting 2006	Retirement by rotation

Dr. Ashok Ganguly	Annual General Meeting 2005	Retirement by rotation

B. C. Prabhakar	June 11, 2004	Retirement by rotation

N. Vaghul	June 11, 2004	Retirement by rotation

Prof. Eisuke Sakakibara	Annual General Meeting 2005	Retirement by rotation

Name	Expiration of current term of office	Term of office
Priya Mohan Sinha	Annual General Meeting 2006	Retirement by rotation

     Option Grants

     There were no option grants to our Chairman and Managing Director in the fiscal years ended March 31, 2003 and 2004. Details of options granted to other senior management executives are reported elsewhere in this Item 6 in the section titled “Executive Compensation.”

Option Exercises and Holdings

     Our Chairman and Managing Director did not exercise or hold any options during the fiscal year ended March 31, 2004. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 in the section titled “Share Ownership.”

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

     We have entered into employment agreements with Azim H. Premji, Vivek Paul, Pratik Kumar, Suresh C. Senapaty, Vineet Agrawal, Suresh Vaswani, Tamal Das Gupta, A L Rao, Sudip Banerjee, Ranjan Acharya, Girish S Paranjpe, Ramesh Emani and Anurag Behar. These employment agreements provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

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

     We also have entered into agreements to indemnify our directors and officers for claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person’s services as our director or officer, including claims which are covered by the Insurance Policy on Director’s and Officer’s Liability Insurance taken by the company.

Board Committee Information

     Audit Committee

     Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. These matters include the recommendation of our independent auditors, the scope of our annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The Audit Committee comprises of the following three non-executive directors;

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs. Priya Mohan Sinha and B. C. Prabhakar	-	Members of the Audit Committee.

     Compensation and Benefits Committee

     The Compensation and Benefits Committee of the Board of Directors, which was formed in 1987, determines the salaries, benefits and stock option grants for our employees, directors and other individuals compensated by the Company. The Compensation and Benefits Committee also administers our compensation plans. The Compensation and Benefits Committee comprises of the following three non-executive directors;

Mr. N. Vaghul	-	Chairman of the Compensation and Benefits Committee

Messrs. Priya Mohan Sinha and B. C. Prabhakar	-	Members of the Compensation and Benefits Committee.

     Nomination and Corporate Governance Committee

     The Nomination and Corporate Governance Committee of the Board of Directors, which was formed in 2002, develops and recommends to the Board a set of corporate governance guidelines applicable to the Company, implements the policies and processes relating to corporate governance principles, self evaluation process for the Board and Committees, ensures that appropriate procedures are in place to assess Board membership needs and recommends potential director candidates to the Board of Directors. The Nomination and Corporate Governance Committee comprises of the following three non-executive directors:

Mr. Ashok Ganguly	-	Chairman of the Nomination and Corporate Governance Committee

Messrs. N Vaghul and Priya Mohan Sinha	-	Members of the Nomination and Corporate Governance Committee.

During the year ended March 31, 2004, Mr Priya Mohan Sinha was appointed as a member of the Committee consequent upon resignation of Mr B C Prabhakar as a member.

     Employees

     As of March 31, 2004, we had over 32,000 employees, including over 19,000 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

     Training

     Each of our new recruits must attend a two week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 61 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions such as IIM Bangalore to provide special skill set training in areas such as project management to any of our IT professionals who choose to enroll. We also reserve a small percentage of these classes for our software programmer clients who meet the eligibility criteria.

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

Share Ownership

     The following table sets forth as of March 31, 2004, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2004. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the number of equity shares underlying options and equity shares underlying ADSs options exercisable within 60 days from March 31, 2004. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs.43.40 per $1.00. The share numbers and percentages listed below are based on 232,759,152 equity shares outstanding as of March 31, 2004.

     Our Board of Directors has approved a stock dividend, commonly known as an issue of bonus shares in India, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held on June 11, 2004. If approved, the stock dividend to be declared is two equity shares for every one equity share outstanding on the record date and two ADSs for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant
Name	owned	Owned	Granted	Price ($)	Date of expiration
Azim H. Premji (1)	195,011,210	83.78	—	—	—
Vivek Paul (2)	291,600	*	7,500	23.59	September 2005
			16,500	55.75	August 2006
			33,000	41.375	October 2006
			50,000	36.4	February 2008
B. C. Prabhakar (3)	500	*	—	—

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant
Name	owned	Owned	Granted	Price ($)	Date of expiration
Dr. Jagdish Sheth	—	—	—	—
Dr. Ashok Ganguly	—	—	—	—
N. Vaghul	—	—	—	—
Prof. Eisuke Sakakibara	—	—	—	—
Priya Mohan Sinha	—	—	—	—
Suresh C. Senapaty	27,800	*	2,400	25.02	September 2005
			4,400	42.69	June 2006
			1,650	41.375	October 2006
			7,500	36.54	February 2008
Pratik Kumar	11,725	*	900	25.02	September 2005
			2,750	42.69	June 2006
			1,375	41.375	October 2006
			6,000	36.54	February 2008
Vineet Agrawal (4)	18,820	*	1,200	25.02	September 2005
			2,750	42.69	June 2006
			7,500	36.54	February 2008
Suresh Vaswani (5)	14,625	*	2,100	25.02	September 2005
			3,575	42.69	June 2006
			7,500	36.54	February 2008
Sudip Banerjee	19,625	*	1,350	25.02	September 2005
			3,575	42.69	June 2006
			1,100	41.375	October 2006
			5,400	36.54	February 2008
Girish S. Paranjpe	12,900	*	1,200	25.02	September 2005
			3,575	42.69	June 2006
			1,375	41.375	October 2006
			7,500	36.54	February 2008
A L Rao	30,335	*	1,500	25.02	September 2005
			4,125	42.69	June 2006

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant
Name	owned	Owned	Granted	Price ($)	Date of expiration
			1,650	41.375	October 2006
			4,500	36.54	February 2008
Tamal Das Gupta	4,600	*	1,650	42.69	June 2006
			550	41.375	October 2006
			4,200	36.54	February 2009
Ranjan Acharya	9,250	*	1,350	25.02	September 2005
			2,200	42.69	June 2006
			4,500	36.54	February 2008
Anurag Behar	910	*	3600	35.16	May 2009
Ramesh Emani	12,225	*	1,500	25.02	September 2005
			4,125	42.69	June 2006
			1,650	41.375	October 2006
			6,000	36.54	February 2008

     • Represents less than 1% of the shares.

     (1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 239,100 shares held jointly by Mr. Premji and members of his immediate family and 98,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 98,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     (2) Includes shares held jointly by Mr. Paul and the Wipro Equity Reward Trust (the “WERT”), which may be transferred to the sole ownership of the WERT if Mr. Paul’s employment is terminated. However, if Mr Paul’s employment is terminated for reasons other than legal, ethical or company policy violations, Mr Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the WERT. Mr Paul must exercise his right to receive these shares within three months from the date of his termination.

     (3) Includes 110 shares held by an immediate family member of Mr. Prabhakar.

     (4) Includes shares held jointly by Mr. Vineet Agrawal and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Vineet Agrawal’s employment is terminated prior to October 2004.

     (5) Includes shares held jointly by Mr. Suresh Vaswani and the WERT, which may be transferred to the sole ownership of the WERT if Mr. Suresh Vaswani’s employment is terminated prior to October 2004.

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

     The 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 ADS option plan may not exceed ten years. The 2000 ADS option plan provides that in the event of certain corporate actions as provided for in the Plan or our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

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

     The 2000 stock plan provides that in the event of certain corporate actions as provided for in the Plan or our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

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

     The 1999 stock plan provides that in the event of certain corporate actions as provided for in the Plan or our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

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

     The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2004, the WERT holds 1,339,835 of our outstanding equity shares in its own name and holds 218,855 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 25,325 shares not yet jointly registered in the names of the WERT and participating employees.

Item 7. Major Shareholders And Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2004, of each person or group known by us to own beneficially 5% or more of the outstanding equity shares.

     Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 232,759,152 equity shares outstanding as of March 31, 2004.

		Number of Shares
	Class of	beneficially held as of
Name of Beneficial Owner	Security	March 31, 2004	% of Class
Azim H. Premji (1)	Equity	195,011,210	83.78
Hasham Traders	Equity	54,376,500	23.36
Prazim Traders	Equity	54,169,500	23.27

		Number of Shares
	Class of	beneficially held as of
Name of Beneficial Owner	Security	March 31, 2004	% of Class
Zash Traders	Equity	54,040,800	23.21

     (1) Includes 54,376,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 54,169,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 54,040,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 6,840,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 8,965,700 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 6,940,100 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 239,100 shares held jointly by Mr. Premji and members of his immediate family and 98,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 98,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2004, are held by approximately 4,952 holders of record in the United States.

     Our equity shares can be held by Foreign Institutional Investors, or FIIs, Overseas Corporate Bodies, or OCBs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently 5.11% of the Company’s equity shares are held by these FIIs, OCBs and NRIs of which some of them may be residents or bodies corporate registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

     Our major shareholders do not have differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

Related Party Transactions

     We engaged in no material related party transactions in the fiscal year ended March 31, 2004.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The following financial statements and the Auditor’s Report appearing under item 18 in this Annual Report for the fiscal year ended March 31, 2003 are incorporated herein by reference:

•	Independent Auditor’s Report;

•	Consolidated Balance Sheet as of March 31, 2002, 2003 and 2004;

•	Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2002, 2003 and 2004; and

•	Notes to the Consolidated Financial Statements.

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

     For the years ended March 31, 2001, 2002 and 2003 we paid cash dividends of Rs. 0.50, Rs. 1.00 and Rs. 1.00($0.02) per equity share, respectively. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depository fees, taxes, if any, and expenses, to the holders of such ADSs.

     Our Board of Directors has approved a stock dividend, commonly known as an issue of bonus shares in India, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held on June 11, 2004. If approved, the stock dividend to be declared is two equity shares for every one equity share outstanding on the record date and two ADSs for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

     The Board of Directors have, subject to the approval of the shareholders at the forthcoming Annual General Meeting in June 2004, recommended a final dividend of Rs.4 ($0.09) per equity share and a one time dividend of Rs.25 ($0.58) per equity share for the year ended March 31, 2004. This dividend will be payable to the shareholders who are on the records of the Company as of the opening hours of May 11, 2004.

Export Revenue

     For the fiscal year ended March 31, 2004, we generated Rs.42,166 million, or 72% of our total revenues, from the export of our products and services out of India.

Significant Changes

     None.

Item 9. The Offer and Listing

Price History

     Our equity shares are traded on The Stock Exchange, Mumbai or BSE, the Bangalore Stock Exchange, or BGSE, The National Stock Exchange of India Limited, or NSE, The Cochin Stock Exchange Ltd., The Calcutta Stock Exchange Association Ltd., The Stock Exchange-Ahmedabad, The Delhi Stock Exchange Association Ltd., in India, or collectively, the Indian Stock Exchanges. A significant portion of our equity shares are traded on the BSE and the NSE. In April 2004, the Company’s Board of Directors approved the de-listing of our equity shares from the BGSE, Cochin Stock Exchange Ltd., Calcutta Stock Exchange Association Ltd., Stock Exchange-Ahmedabad and the Delhi Stock Exchange Association Ltd. The de-listing of our equity shares from these stock exchanges is subject to the approval of our shareholders at the forthcoming Annual General Meeting to be held in June 2004. Our American Depositary Shares as evidenced by American Depositary Receipts, or ADRs are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

     As of March 31, 2004, we had 232,759,152 issued and outstanding equity shares. As of March 31, 2004, there were approximately 4,952 record holders of ADRs evidencing 3,208,113 ADSs (equivalent to 3,208,113 equity shares). As of March 31, 2004, there were approximately 49,025 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	($)	($)	(Rs.)	(Rs.)	($)	($)	($)	($)
Fiscal Year ended March 31,
2004	1861.00	791.25	42.88	18.23	1870.00	797.40	43.08	18.37	59.40	18.28
2003	1875.00	1063	39.45	22.36	1875.00	1063.00	39.45	22.36	40.28	22.22
2002	1965.00	765	41.34	16.10	1974.00	759.00	41.53	15.97	44.00	16.99
2001	5920.00	1295	124.55	27.25	5924.00	1327.00	124.64	27.92	68.43	31.05
2000	9800.00	930	206.19	19.57	10350.00	937.00	217.76	19.71	NA	NA

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	($)	($)	(Rs.)	(Rs.)	($)	($)	($)	($)
Quarter Ended
March 31, 2004	1861.00	1350.00	42.88	31.10	1870.00	1351.00	43.08	31.12	59.40	37.81
December 31, 2003	1800.00	1175.00	41.47	27.07	1802.00	1180.00	41.52	27.18	49.00	28.00
September 30, 2003	1355.00	838.00	31.22	19.31	1333.00	841.35	30.71	19.38	31.14	20.70
June 30, 2003	1309.00	791.25	30.16	18.23	1307.00	797.40	30.11	18.37	30.00	18.28
March 31, 2003	1685.00	1209.00	35.45	25.44	1688.00	1210.00	35.51	25.46	35.99	27.40
Quarter ended
December 31, 2002	1762.00	1285.00	37.07	27.04	1761.00	1285.00	37.05	27.04	37.00	26.70
September 30, 2002	1520.00	1063.00	31.98	22.36	1520.00	1063.00	31.98	22.36	29.94	22.22
June 30, 2002	1875.00	1452.00	39.45	30.55	1875.00	1453.00	39.45	30.57	40.28	29.10
Six Months Ended (monthly for last
six months) October 31, 2003	1452.00	1175.00	33.45	27.07	1517.00	1180.00	34.95	27.18	37.40	28.00
November 30, 2003	1547.00	1336.00	35.65	30.78	1548.00	1335.60	35.66	30.77	39.63	36.00
December 31, 2003	1800.00	1483.00	41.47	34.17	1802.00	1407.00	41.52	32.41	49.00	39.05
January 31, 2004	1861.00	1540.00	42.88	35.48	1870.00	1540.20	43.08	35.48	59.40	48.20
February 29, 2004	1681.00	1395.00	38.73	32.14	1649.00	1397.30	37.99	32.19	51.79	39.25
March 31, 2004	1537.00	1350.00	35.41	31.10	1535.00	1351.10	35.36	31.10	43.50	37.81

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nse-india.com. NYSE data obtained from www.adrwise.com.

Plan of Distribution

     Not applicable.

Markets

     Trading Practices and Procedures on the Indian Stock Exchanges

     The BSE and NSE together account for most of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished through on-line execution. Trading is done on a two-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

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

     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The Securities and Exchange Board of India, or SEBI, has moved to a T+2 settlement system beginning April 1, 2003 and is subsequently planning to move to a T+1 settlement system in the future.

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

     Price Bands: Price Bands are circuit filters of 20% movements either up or down and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.

     Depositories

     The National Securities Depositary Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depository facilities for trading in equity and debt securities in India. The SEBI has also provided that the issue and allotment of shares in initial public offerings shall only be in electronic form.

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

Description of Equity Shares

Dividends

     Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend of an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year, including any equity shares underlying ADSs issued to the Depositary or in the future, unless otherwise determined by shareholders, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

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

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the National Company Law Tribunal.

     Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the National Company Law Tribunal may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computer Share Private Limited located in Bangalore, Karnataka, India.

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

Disclosure of Ownership Interest

     Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the company and a depository.

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

     Although the provisions of the listing agreements entered into between us and the Indian Stock Exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depository.

     Material Contracts

     Not applicable.

Currency Exchange Controls

     Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India under FEMA 1999. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI or overseas corporate bodies, or OCBs, to any person resident outside India, provided that the transferee has obtained permission of the Central Government if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRI or OCB are permitted to transfer shares or convertible debentures of Indian company to other NRI or OCB.

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

     In February 2002, the RBI issued a circular stating that the terms of Regulation 4A of the Reserve Bank of India Notification FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No.FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

     The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

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

     Companies are also permitted to sponsor the issue of ADSs through an overseas depository against the underlying equity shares accepted from holders of its equity shares in India at a price to be determined by the managing underwriters for the offering. However, the sponsored issue of ADSs is possible only if the following conditions are satisfied:

a.	the ADS offering is approved by the FIPB and the shareholders of the issuer in a general meeting;

b.	the facility is available to all the shareholders of the issuer;

c.	the proceeds of the offering are repatriated into India within one month;

d.	the sale of the existing shares by the Indian shareholders are made in compliance with the Foreign Direct Investment Policy in India;

e.	the number of shares offered by the Indian shareholders are subject to limits in proportion to the existing holdings of the Indian shareholders when the sale is oversubscribed; and

f.	the offering expenses do not exceed 7% of the offering proceeds and are paid by the shareholders on a pro-rata basis.

The issuer company is also required to furnish a report to Reserve Bank of India specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity held by the issuer.

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

Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of special facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or Non-Resident Indian (NRI) and to overseas corporate bodies, or OCBs. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An NRI or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriable basis. These facilities are different and distinct from investments by Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed 100% of the net worth of the Company.

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

Ownership Restrictions

     SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs and OCBs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI or OCB may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     More detailed provisions relating to FII investment have been introduced by the SEBI and RBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995 and the RBI circulars in this regard. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. A SEBI registered FII must restrict the allocation of its total investment in India between equity and debt securities in the ratio of 70:30. Such FII can form a 100% debt fund and register it with SEBI to invest in India.

     An FII may not purchase and hold more than 10% of the paid-up equity capital of a company. An NRI or OCB may not purchase and hold more than 5% of the paid-up equity capital of the company.

     Registered FIIs may also trade in all exchange traded derivative contracts in India subject to position limits prescribed by the SEBI . The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FERA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher. Under the Securities and Exchange Board of India (Substantial Acquisition of shares and Takeovers) Regulations, 1998 approved by the SEBI in January 1998 and promulgated by the Government of India in February 1998, or the Takeover Code, which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% or 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code.

     Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs, OCBs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

     The Reserve Bank of India in circular No.44 dated December 8, 2003, has imposed certain restrictions on OCBs in making any new investments as well as on the sale or transfer of shares held by them.

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

Taxation

     Indian Taxation

     The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

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

     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is subject to a dividend distribution tax of 12.81% including the applicable surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax.

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

     The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depository gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs’ or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on The Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

     According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depository to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

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

     Section 10(36) of the Income tax Act exempts long-term capital gains arising from the transfer of a share, being an eligible equity share in a company purchased on or after March 1, 2003 but before March 1, 2004 and held for a period of twelve months or more. An “eligible equity share” means,

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

     As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

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

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

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

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document , as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

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

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450, 5th Street, N.W., Washington, DC 20549, at prescribed rates.

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

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.

     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Until fiscal 2003 we used to hedge only the underlying foreign currency assets and liabilities. In fiscal 2004, we reevaluated our risk management strategy and decided to hedge a significant portion of the anticipated U.S. dollar revenues for fiscal 2005. As of March 31, 2004, we had forward contracts to sell $ 867 million. In the year ended March 31, 2003 we had forward contracts to sell $ 113 million.

     Effective March 2004, upon completion of the formal documentation and testing for effectiveness, we have designated the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. The ineffective portion of a hedging derivative is immediately recognized in the consolidated statements of income. Consequently, as of March 31, 2004, we have recorded an amount of Rs. 1,059 million as a component of accumulated other comprehensive income within the stockholder’s equity.

     In addition, during the year ended March 31, 2004, we purchased put options to sell U.S. dollars. Contemporaneously, we also wrote put options to sell U.S. dollars. These options qualify as net written options, ineligible for hedge accounting under SFAS No. 133. Consequently, the increase in fair value of the net written options of Rs. 153 million is recognized in the consolidated statement of income. As of March 31, 2004, we had net written options to sell US$ 113 million.

     Sensitivity analysis of exchange rate risk

     As at March 31, 2004, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 900 million decrease/increase in the fair value of the company’s forward contracts and net written options.

     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

     On October 19, 2000, We completed our initial public offering in the United States, or U.S. IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the U.S. IPO.

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

     Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d — 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     Change in internal controls.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16 A. Audit Committee Financial Expert

     The Audit Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with federal procurement laws and regulations. The committee selects the independent accountants and approves all related fees and compensation and reviews their selection with the Board of Directors. The committee also reviews the procedures of the independent accountants to ensure their independence with respect to the services performed for the Company.

     Members of the committee are non-management directors who, in the opinion of the Board, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Item 16 B. Code of Ethics

     Pursuant to the requirements of Item 406 of the Regulation S-K, on October 16, 2002, our Audit Committee adopted a written code of ethics is applicable to our Chairman and Chief Executive Officer, Principal Financial Officer and others members of our finance department. Our code of ethics is filed as an exhibit to this annual report and is available on our website www.wipro.com

On April 17, 2003, our Audit Committee also adopted a whistleblowing policy that we call our ombudsprocess. We have nominated ombudsmen to address concerns relating to malpractice, impropriety, abuse or wrongdoing, including questionable accounting practices, violations of law and any breaches of any policy, manual or code adopted by us. Our ombudsprocess encourages the employees and business associates to report any instances of malpractice, impropriety, abuse or wrongdoing, and prohibits harassment or victimization including informal pressures of any kind against any employee or business associate who reports any such conduct. Our Ombudsprocess is filed as an exhibit to this annual report and is available on our website www.wipro.com.

Item 16 C. Fees paid to Independent Accountants

     Our audit committee charter requires us to obtain the prior approval of our audit committee on every occasion that we engage our principal accountants or their associated entities and on every occasion that they provide us with any non-audit services. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and the related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.

     Set forth below are the fees paid by us to our independent accounting firm for the years ended March 31, 2003 and 2004.

	In millions
	Year ended March 31,
		2003		2004
Audit fees	Rs.	9.15	Rs.	9.75
Audit-related fees		1.30		—
Tax fees		10.75		15.60
Other fees		14.85		3.95
Total	Rs.	36.05	Rs.	29.30

     We were notified by KPMG, India, our independent auditor, that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as our Independent auditor. The change was made at the request of KPMG, India. The change is likely to be transitory, and we expect to re-appoint KPMG, India, once it has successfully completed its registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     Description of Non-Audit Services

     Audit related fees – primarily comprise fees for financial due diligence carried out in connection with business acquisition activities of the Company.

     Tax Fees—comprise fees for tax compliance and tax planning services rendered by the independent accountants. These services include tax services for employees on assignment and other corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

     All Other Fees—primarily fees for assistance in conducting training programs for employees, processing documents for obtaining work permits / visas for employees deputed abroad and other matters.

Item 17. Financial Statements

     Not applicable.

Part III

Item 18. Financial Statements

REPORT OF AUDIT COMMITTEE

The Board of Directors and Stockholders Wipro Limited

     The Consolidated financial statements for the year ended March 31, 2004 have been reviewed by the committee with the auditors as well as the management and recommended to the board at the company’s board meeting held on April 16, 2004 for approval and adoption of the consolidated audited financial statements read with the report of the Auditor’s thereon. These financial statements be further hereby recommended for inclusion in the company’s Annual Report and other statutory regulatory filings.

Bangalore	N.Vaghul	P. M. Sinha	B. C. Prabhakar
April 16, 2004	Chairman	Member	Member

REPORT OF MANAGEMENT

     Management of Wipro is responsible for the integrity and objectivity of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

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

     The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP. Their responsibility is to audit these statements in accordance with generally accepted auditing standards in the United States and express their opinion on the fairness of presentation of the statements.

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

Azim H. Premji Chairman and Chief Executive Officer

Bangalore, April 16, 2004	S.C. Senapaty Corporate Executive Vice President – Finance and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Wipro Limited

We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wipro Limited and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

KPMG LLP
London, United Kingdom
April 16, 2004

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH U.S. GAAP
AS OF AND FOR THE
YEAR ENDED MARCH 31, 2004

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,
	2003		2004		2004
					Convenience
					translation into
					US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	Rs.	6,283,014	Rs	3,297,164	$75,972
Accounts receivable, net of allowances (Note 7)		7,930,847		10,972,936	252,833
Costs and earnings in excess of billings on contracts in progress		1,379,273		2,099,835	48,383
Inventories (Note 8)		1,449,498		1,438,193	33,138
Investments in liquid and short-term mutual funds (Note 10)		7,813,400		18,479,045	425,784
Other investment securities (Note 10)		526,969		—	—
Deferred income taxes (Note 22)		215,299		279,370	6,437
Property, plant and equipment held for sale (Note 5)		12,667		—	—
Other current assets (Note 9)		3,015,817		4,772,086	109,956

Total current assets		28,626,784		41,338,629	952,503
Property, plant and equipment, net (Note 11)		7,309,784		9,257,202	213,300
Investments in affiliates (Note 15)		534,069		619,559	14,276
Deferred income taxes (Note 22)		65,488		161,771	3,727
Intangible assets, net (Note 3, 12)		450,362		222,864	5,135
Goodwill (Note 3, 12)		5,186,617		5,368,697	123,703
Other assets (Note 9)		607,787		769,588	17,732

Total assets	Rs.	42,780,891	Rs.	57,738,310	$1,330,376

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 17)	Rs.	508,519	Rs.	969,050	$22,328
Current portion of long-term debt		28,200		—	—
Accounts payable		2,236,060		2,732,583	62,963
Accrued expenses		1,427,447		2,665,171	61,409
Accrued employee costs		1,261,015		2,012,465	46,370
Advances from customers		896,989		962,751	22,183
Other current liabilities (Note 13)		795,273		1,348,413	31,069

Total current liabilities		7,153,503		10,690,433	246,323
Other liabilities		195,827		276,206	6,364

Total liabilities		7,349,330		10,966,639	252,688

Minority interest		—		407,919	9,399
Stockholders’ equity:
Equity shares at Rs.2 par value:375,000,000 shares authorized; Issued and outstanding: 232,563,992 and 232,759,152 shares as of March 31, 2003 and 2004 (Note 18)		465,129		465,520	10,726
Additional paid-in capital (Note 23)		6,946,629		7,176,679	165,361
Deferred stock compensation (Note 23)		(64,008)		(9,884)	(228)
Accumulated other comprehensive income / (loss)		690		918,640	21,167
Retained earnings (Note 19)		28,083,196		37,812,872	871,264
Equity shares held by a controlled Trust: 1,303,610 and 1,314,510 shares as of March 31, 2003 and 2004 (Note 23)		(75)		(75)	(2)

Total stockholders’ equity		35,431,561		46,363,752	1,068,289

Total liabilities and stockholders’ equity	Rs.	42,780,891	Rs.	57,738,310	$1,330,376

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Year ended March 31,
	2002		2003		2004		2004
							Convenience
							translation into
							US$
							(Unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	21,456,945	Rs.	30,117,972	Rs.	43,343,440	$998,697
Products		955,281		149,493		121,900	2,809
India and AsiaPac IT Services and Products
Services		1,913,547		2,239,756		3,108,507	71,265
Products		5,036,948		5,800,811		6,304,745	145,271
Consumer Care and Lighting		2,938,630		2,942,071		3,567,444	82,199
Others		1,172,119		1,599,797		1,987,323	45,791

Total		33,473,470		42,849,900		58,433,359	1,346,391

Cost of revenues:
Global IT Services and Products
Services		11,419,299		17,634,529		27,853,457	641,785
Products		890,730		103,294		77,634	1,789
India and AsiaPac IT Services and Products
Services		1,160,497		1,186,907		1,660,999	38,272
Products		4,268,441		5,099,599		5,642,528	130,012
Consumer Care and Lighting		1,999,434		2,008,178		2,354,821	54,259
Others		923,006		1,143,932		1,410,500	32,500

Total		20,661,407		27,176,439		38,999,939	898,616

Gross profit		12,812,063		15,673,461		19,433,420	447,775
Operating expenses:
Selling, general and administrative expenses		(4,358,902)		(6,192,653)		(8,450,070)	(194,702)
Research and development expenses		(213,457)		(260,481)		(232,048)	(5,347)
Amortization of goodwill (Note 12)		(175,317)		—		—	—
Amortization of intangible assets (Note 12)		(250)		(166,321)		(308,230)	(7,102)
Foreign exchange gains, net		218,968		306,639		377,559	8,700
Others, net		158,474		125,623		80,648	1,858

Operating income		8,441,579		9,486,268		10,901,279	251,182
Loss on direct issue of stock by subsidiary (Note 4)		—		—		(206,000)	(4,747)
Other income, net (Note 20)		838,838		717,951		868,206	20,005
Equity in earnings/(losses) of affiliates (Note 15)		147,078		(355,250)		95,990	2,212

Income before income taxes and minority interest		9,427,495		9,848,969		11,659,475	268,651
Income taxes (Note 22)		(1,016,003)		(1,342,248)		(1,611,389)	(37,129)
Minority interest		—		(30,101)		(56,049)	(1,291)

Income from continuing operations		8,411,492		8,476,620		9,992,037	230,231
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs. 246,120 for the year ended March 31, 2003 (Note 5))		(126,771)		(536,523)		—	—
Income tax benefit (Note 5, 22)		45,257		158,978		—	—

Net income	Rs.	8,329,978	Rs.	8,099,075	Rs.	9,992,037	$230,231

Earnings per equity share: Basic
Earnings per equity share: Basic		36.39		36.66		43.20	1.00
Discontinued operations		(0.35)		(1.63)		—	—
Net income		36.04		35.03		43.20	1.00
Earnings per equity share: Diluted
Continuing operations		36.33		36.60		43.16	0.99
Discontinued operations		(0.35)		(1.63)		—	—
Net income		35.98		34.97		43.16	0.99
Weighted average number of equity shares used in computing earnings per equity share:
Basic		231,132,500		231,204,326		231,290,130	231,290,130
Diluted		231,534,876		231,572,448		231,515,107	231,515,107

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands, except share data)

	Equity Shares			Additional Paid in		Deferred Stock		Comprehensive
	No. of Shares	Amount		Capital		Compensation		Income
Balance as of March 31, 2001	232,433,019	Rs.	464,866	Rs.	6,785,652	Rs.	(186,404)

Cash dividends paid	—		—		—	—			—
Issuance of equity shares on exercise of options	32,670		66		35,414	—			—
Equity shares forfeited, net of issuances by Trust	—		—		—	—			—
Compensation related to employee stock incentive plan, net of reversals	—		—		(14,480)	2,362			—
Amortization of compensation related to employee stock incentive plan	—		—		—	90,841			—
Income tax benefit arising on exercise of stock options	—		—		10,577	—			—
Comprehensive income
Net income	—		—		—	—		Rs.	8,329,978
Other comprehensive income
Unrealized gain/(loss) on investment securities, net	—		—		—	—			50,430

Comprehensive income								Rs.	8,380,408

Balance as of March 31, 2002	232,465,689		464,932		6,817,163	(93,201)

Cash dividends paid	—		—		—	—			—
Issuance of equity shares on exercise of options	98,303		197		106,612	—			—
Equity shares issued by Trust, net of forfeitures	—		—		—	—			—
Compensation related to employee stock incentive plan, net of reversals	—		—		22,854	(23,049)			—
Amortization of compensation related to employee stock incentive plan	—		—		—	52,242			—
Comprehensive income
Net income	—		—		—	—		Rs.	8,099,075
Other comprehensive income
Translation adjustments	—		—		—	—			(568)
Unrealized gain/(loss) on investment securities, net	—		—		—	—			(50,603)

Total other comprehensive income									(51,171)

Comprehensive income								Rs.	8,047,904

Balance as of March 31, 2003	232,563,992		465,129		6,946,629	(64,008)

Cash dividends paid	—		—		—	—			—
Issuance of equity shares on exercise of options	195,160		391		239,308	—			—
Equity shares forfeited, net of issuance by Trust	—		—		—	—			—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated				Equity Shares held by a
	Other Comprehensive		Retained		Controlled Trust			Total Stockholders’
	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2001	Rs.	1,431	Rs.	12,015,143	(1,280,885)	Rs.	(75)	Rs.	19,080,613

Cash dividends paid		—		(128,534)	—		—		(128,534)
Issuance of equity shares on exercise of options		—		—			—		35,480
Equity shares forfeited, net of issuances by Trust		—		—	(40,450)		—		—
Compensation related to employee stock incentive plan, net of reversals		—		—	—		—		(12,118)
Amortization of compensation related to employee stock incentive plan		—		—	—		—		90,841
Income tax benefit arising on exercise of stock options		—		—	—		—		10,577
Comprehensive income
Net income		—		8,329,978	—		—		8,329,978
Other comprehensive income
Unrealized gain/(loss) on investment securities, net		50,430		—	—		—		50,430
Comprehensive income
Balance as of March 31, 2002		51,861		20,216,587	(1,321,335)		(75)		27,457,267

Cash dividends paid		—		(232,466)	—		—		(232,466)
Issuance of equity shares on exercise of options		—		—			—		106,809
Equity shares issued by Trust, net of forfeitures		—		—	17,725		—		—
Compensation related to employee stock incentive plan, net of reversals		—		—	—		—		(195)
Amortization of compensation related to employee stock incentive plan		—		—	—		—		52,242
Comprehensive income
Net income		—		8,099,075	—		—		8,099,075
Other comprehensive income
Translation adjustments		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net		—		—	—		—		—
Total other comprehensive income		(51,171)		—	—		—		(51,171)
Comprehensive income
Balance as of March 31, 2003		690		28,083,196	(1,303,610)		(75)		35,431,561

Cash dividends paid		—		(262,361)	—		—		(262,361)
Issuance of equity shares on exercise of options		—		—	—		—		239,699
Equity shares forfeited, net of issuance by Trust		—		—	(10,900)		—		—

	Equity Shares		Additional Paid in	Deferred Stock	Comprehensive
	No. of Shares	Amount	Capital	Compensation	Income
Compensation related to employee stock incentive plan, net of reversals	—	—	(9,258)	1,105	—
Amortization of compensation related to employee stock incentive plan	—	—	—	53,019	—
Comprehensive income
Net income	—	—	—	—	Rs. 9,992,037
Other comprehensive income
Translation adjustments	—	—	—	—	(150,426)
Unrealized gain/(loss) on investment securities, net	—	—	—	—	9,409
Unrealized gain on cash flow hedging derivatives, net	—	—	—	—	1,058,967

Total other comprehensive income	—	—	—	—	917,950

Comprehensive income					Rs. 10,909,987

Balance as of March 31, 2004	232,759,152	Rs. 465,520	Rs. 7,176,679	Rs. (9,884)

Balance as of March 31, 2004($) (unaudited)		$10,726	$165,361	$(228)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated		Equity Shares held by a
	Other Comprehensive	Retained	Controlled Trust		Total Stockholders’
	Income/(loss)	Earnings	No. of Shares	Amount	Equity
Compensation related to employee stock incentive plan, net of reversals	—	—	—	—	(8,153)
Amortization of compensation related to employee stock incentive plan	—	—	—	—	53,019
Comprehensive income
Net income	—	9,992,037	—	—	9,992,037
Other comprehensive income
Translation adjustments	—	—	—	—	—
Unrealized gain/(loss) on investment securities, net	—	—	—	—	—
Unrealized gain on cash flow hedging derivatives, net	—	—	—	—	—
Total other comprehensive income	917,950	—	—	—	917,950
Comprehensive income
Balance as of March 31, 2004	Rs. 918,640	Rs. 37,812,872	(1,314,510)	Rs. (75)	Rs. 46,363,752

Balance as of March 31, 2004($) (unaudited)	$21,167	$871,264		$(2)	$1,068,289

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

	Year ended March 31,
	2002		2003		2004		2004
							Convenience
							translation into
							US$
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	8,329,978	Rs.	8,099,075	Rs.	9,992,037	$230,231
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations		81,514		377,545		—	—
(Gain)/loss on sale of property, plant and equipment		(26,003)		6,470		(107,000)	(2,465)
Depreciation and amortization		1,465,555		1,698,028		2,280,077	52,536
Deferred tax charge / (benefit)		80,046		44,457		(76,217)	(1,756)
(Gain)/loss on sale of investment securities		(201,536)		(410,360)		2,070	48
Loss on direct issue of stock by subsidiary		—		—		206,000	4,747
Amortization of deferred stock compensation		78,723		52,047		44,866	1,034
Equity in losses/(gains) of affiliates,		(147,078)		355,250		(95,990)	(2,212)
Other non-cash items		(96,000)		—		—	—
Income tax benefits arising from exercise of stock options		10,577		—		—	—
Minority interest		—		30,101		56,049	1,291
Changes in operating assets and liabilities:
Accounts receivable		(87,295)		(1,640,603)		(2,935,536)	(67,639)
Costs and earnings in excess of billings on contracts in progress		(944,461)		(369,478)		(640,873)	(14,767)
Inventories		64,951		(47,352)		11,305	260
Other assets		(209,253)		(1,120,511)		(877,756)	(20,225)
Accounts payable		432,112		(202,298)		267,704	6,168
Accrued expenses and employee costs		(383,989)		881,421		1,989,174	45,834
Advances from customers		127,230		(178,674)		65,762	1,515
Other liabilities		483,984		60,359		633,520	14,597

Net cash provided by continuing operations		9,059,055		7,635,477		10,815,192	249,198
Net cash provided by discontinued operations		11,286		27,861		—	—

Net cash provided by operating activities		9,070,341		7,663,338		10,815,192	249,198

Cash flows from investing activities:
Expenditure on property, plant and equipment		(2,439,238)		(2,529,312)		(4,134,667)	(95,269)
Proceeds from sale of property, plant and equipment		307,501		112,845		122,828	2,830
Dividends received from affiliates		5,096		49,000		10,500	242
Purchase of investments in liquid and short-term mutual funds		(6,308,119)		(41,592,182)		(18,546,149)	(427,331)
Proceeds from sale of investments in liquid and short-term mutual funds		2,182,077		37,904,824		7,894,991	181,912
Purchase of other investment securities		(9,759,309)		(5,494,070)		—	—
Proceeds from sale and maturities of other investment securities		7,198,754		10,392,034		526,969	12,142
(Investments in)/ redemption of inter-corporate deposits		(1,013,091)		1,779,288		285,803	6,585
Purchase of intangible assets		—		—		(50,000)	(1,152)
Payment for acquisitions, net of cash acquired		—		(5,441,072)		(458,250)	(10,559)

Net cash used in continuing operations		(9,826,329)		(4,818,645)		(14,347,975)	(330,599)
Net cash provided by discontinued operations		(45,625)		—		—	—

Net cash used in investing activities		(9,871,954)		(4,818,645)		(14,347,975)	(330,599)

Cash flows from financing activities:
Proceeds from issuance of equity shares		35,480		106,809		239,699	5,523
Proceeds from issuance of equity shares by a subsidiary		—		—		145,869	3,361
Proceeds from / (repayments of) short-term borrowing from banks, net		(164,390)		326,259		460,531	10,611
Repayment of long-term debt		(1,312,465)		(13,439)		(28,200)	(650)
Payment of cash dividends		(128,534)		(232,466)		(262,361)	(6,045)

Net cash provided by/(used in) financing activities		(1,569,909)		187,163		555,538	12,800

Net increase/ (decrease) in cash and cash equivalents during the period		(2,371,522)		3,031,856		(2,977,245)	(68,600)
Effect of exchange rate changes on cash		—				(8,605)	(198)
Cash and cash equivalents at the beginning of the period		5,622,680		3,251,158		6,283,014	144,770

Cash and cash equivalents at the end of the period	Rs.	3,251,158	Rs.	6,283,014	Rs.	3,297,164	$75,972

Supplementary information:
Cash paid for interest	Rs.	69,826	Rs.	30,245	Rs.	35,067	$808
Cash paid for taxes		1,251,346		1,859,707		1,499,457	34,550

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and where otherwise stated)

1. Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Spectramind Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.

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

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains / losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2004, have been translated into US dollars at the noon buying rate in New York City on March 31, 2004, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

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

     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories / warehouses of the Company.

     In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements entered into from the quarter beginning July 1, 2003.

     Prior to adoption of EITF Issue No. 00-21, the Company had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, for all revenue arrangements entered into on or after July 1, 2003, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation.

     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     As a result of the adoption of EITF Issue No. 00-21, the income from continuing operations and net income for the year ended March 31, 2004 has increased by Rs 96,376. The pro forma effect of this new policy on the income from continuing operations and net income for all prior periods presented is not material.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

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

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary / affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years

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

     The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of the reporting unit is compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

     Upon adoption, the Company performed a transitional impairment evaluation, which did not indicate an impairment loss. The carrying value of the goodwill on the date of adoption was Rs 656,240.

     Reported income from continuing operations, net income and basic and diluted earnings per share excluding the impact of amortization of goodwill, for all periods presented would have been as follows:

	Year ended March 31,
	2002		2003		2004
Income from continuing operations, as reported	Rs.	8,411,492	Rs.	8,476,620	Rs.	9,992,037
Add: Amortization of goodwill		175,317		—		—

Income from continuing operations, adjusted	Rs.	8,586,809	Rs.	8,476,620	Rs.	9,992,037

Earnings per share : Basic
Continuing operations, as reported	Rs.	36.39	Rs.	36.66	Rs.	43.20
Add: Amortization of goodwill		0.76		—		—

Continuing operations, adjusted	Rs.	37.15	Rs.	36.66	Rs.	43.20

Earnings per share : Diluted
Continuing operations, as reported	Rs.	36.33	Rs.	36.60	Rs.	43.16
Add: Amortization of goodwill		0.76		—		—

Continuing operations, adjusted	Rs.	37.09	Rs.	36.60	Rs.	43.16

	Year ended March 31,
	2002		2003		2004
Net income, as reported	Rs.	8,329,978	Rs.	8,099,075	Rs.	9,992,037
Add: Amortization of goodwill		175,317		—		—

Net income, adjusted	Rs.	8,505,295	Rs.	8,099,075	Rs.	9,992,037

Earnings per share : Basic
Net income, as reported	Rs.	36.04	Rs.	35.03	Rs.	43.20
Add: Amortization of goodwill		0.76		—		—

Net income, adjusted	Rs.	36.80	Rs.	35.03	Rs.	43.20

Earnings per share : Diluted
Net income, as reported	Rs.	35.98	Rs.	34.97	Rs.	43.16
Add: Amortization of goodwill		0.76		—		—

Net income, adjusted	Rs.	36.74	Rs.	34.97	Rs.	43.16

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles.	2-5 years
Marketing-related intangibles.	2-20 years

Technology-based intangibles	5 years

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

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not.

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

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Year ended March 31,
	2002		2003		2004
Net income, as reported	Rs.	8,329,978	Rs.	8,099,075	Rs.	9,992,037
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		67,185		45,366		44,866
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(1,985,297)		(3,033,273)		(2,124,466)

Pro forma net income	Rs.	6,411,866	Rs.	5,111,168	Rs.	7,912,437

Earnings per share: Basic
As reported		36.04		35.03		43.20
Pro forma		27.74		22.10		34.22
Earnings per share: Diluted
As reported		35.98		34.97		43.16
Pro forma		27.73		22.09		34.18

     Assumptions considered for determining fair value of options granted are given below:

	Year ended March 31,
	2002	2003
Dividend yield	0.03%	0.10%
Expected life	12–60 months	24–72 months
Risk free interest rates	6.5% - 8.5%	6.0% - 7.5%
Volatility	65%	65%

     There were no option grants during the year ended March 31, 2004.

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts and options (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies.

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedge transaction occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments are recognized in consolidated statements of income in the current period.

     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements of the Company.

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

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN No. 46 did not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements of the Company.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132.

     Reclassifications. As of March 31, 2002 and 2003, the Company held investments in liquid and short-term mutual funds aggregating Rs. 4,126,042 and Rs. 7,813,400 respectively, which were previously reported as cash equivalents. During the current year, the Company has reclassified these investments as a component of investments in liquid and short-term mutual funds. The reclassification decreased the previously reported net cash provided by investing activities for the year ended March 31, 2002 and 2003 by Rs. 4,126,042 and Rs. 3,687,358 respectively. Certain other reclassifications have been made to conform prior period data to current presentation.

3. Acquisitions

     Wipro Spectramind Services Limited (Wipro Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Wipro Spectramind, acquired for a consideration of Rs. 192,000. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288,000, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Wipro Spectramind, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Wipro Spectramind at an additional cost of Rs. 3,696,552. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Wipro Spectramind. Subsequently, the Company acquired the balance 11% of the outstanding equity shares for Rs. 440,591. Consequently the Company held 100% of the outstanding equity shares of Wipro Spectramind as of March 31, 2003. The results of operations of Wipro Spectramind are consolidated in the Company’s financial statements with effect from July 1, 2002.

     Wipro Spectramind is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the BPO services market, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	705,904
Customer-related intangibles		387,000
Marketing-related intangibles		34,300
Goodwill		3,489,939

Total	Rs.	4,617,143

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

     The total purchase price has been allocated, based on management’s estimates, to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	80,406
Technology-based intangibles		34,300
Customer-related intangibles		62,833
Goodwill		100,217

Total	Rs.	277,756

Global energy practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,165,161.

     The Company leverages the domain expertise of the GEP team engaged in providing specialized IT services to clients in the energy and utilities sector. The Company believes that this acquisition enhances its ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	126,940
Customer-related intangibles		98,000
Goodwill		940,221

Total	Rs.	1,165,161

Nervewire Inc (Wipro Nervewire)

     In May 2003, Wipro acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 877,679. Through this acquisition, the Company intends to enhance its IT consulting capabilities by leveraging the domain expertise of Wipro Nervewire in providing strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	544,608
Customer-related intangibles		40,000
Goodwill		293,071

Total	Rs.	877,679

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates and independent appraisals. However, an independent appraiser’s report is yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed by May 2004, may result in certain adjustments to the above allocation.

Pro forma information (Unaudited)

     The un-audited pro forma consolidated results of operations, as if the acquisition of Wipro Nervewire had been made at the beginning of periods presented below is as follows:

	Year ended March 31,
	2003		2004
	(Unaudited)		(Unaudited)
Revenues	Rs.	44,243,188	Rs.	58,529,391

Income from continuing operations		8,129,685		9,959,710
Loss from operations of the discontinued corporate internet services division, net of taxes		(377,545)		—

Net income	Rs.	7,752,140	Rs.	9,959,710

Earnings per share : Basic
Continuing operations		35.16		43.06
Net income	Rs.	33.53	Rs.	43.06

Earnings per share : Diluted
Continuing operations		35.11		43.02
Net income	Rs.	33.48	Rs.	43.02

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

4. Dilution of Ownership Interest in a Subsidiary

     As more fully described in note 23, as of March 31, 2003, Wipro Spectramind had 9,329,762 employee stock options outstanding under the Wipro Spectramind option plan. In the year ended March 31, 2004, 4,178,294 options vested and were exercised. 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 and 839,015 options were exercised at a weighted average exercise price of Rs. 57.

     As a result of the option exercise, the Company’s ownership interest in Wipro Spectramind reduced from 100% to 93%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 206,000. In accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary.

     Of the 4,178,294 shares arising out of these option exercises, 3,996,387 shares are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.

5. Discontinued Operations

     The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. In accordance with the plan, the Company has sold the customer contracts, disposed off the long-lived assets, settled the trade receivables and settled all outstanding vendor obligations, except certain claims relating to a particular vendor. The Company is in negotiations with this vendor for settling these claims.

     Upon approval of the plan of disposal, the related long-lived assets were reported as held-for-sale and were measured at their fair value, less cost to sell, which was lower than their carrying amount. During the year ended March 31, 2003, the loss of Rs. 274,780 resulting from the write-down/sale of the long-lived assets was reported as a loss on disposal. Proceeds from sale of customer contracts aggregating Rs. 28,660 were reduced from the loss on disposal. The estimated liabilities with respect to settlement of the vendor obligations aggregating to Rs. 97,605 were reported as other exit costs.

     The operations of the ISP division qualified as a component of an entity, being an asset group. As the operations and cash flows of the component were eliminated from the ongoing operations as a result of the disposal transaction and the Company did not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the ISP division were reported in discontinued operations during the year ended March 31, 2003.

     The result of operations of the discontinued component comprise:

	Year ended March 31,
	2002		2003
Revenue	Rs.	508,019	Rs.	67,259
Operating costs		(634,790)		(260,057)
Other exit costs		—		(97,605)
Loss on disposal		—		(246,120)
Income tax benefit		45,257		158,978

Loss on discontinued operations	Rs.	(81,514)	Rs.	(377,545)

6. Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2003 and 2004 comprise of cash, cash on deposit with banks and highly liquid investments.

7. Accounts Receivable

     Accounts receivable as of March 31, 2003, and 2004 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2003		2004
Balance at the beginning of the period	Rs.	491,644	Rs.	598,887
Additional provision during the period		153,190		144,860
Bad debts charged to provision		(45,947)		(23,723)

Balance at the end of the period	Rs.	598,887	Rs.	720,024

8. Inventories

     Inventories consist of the following:

	As of March 31,
	2003		2004
Stores and spare parts	Rs.	25,951	Rs.	31,509
Raw materials and components		398,216		551,402
Work-in-process		119,028		159,523
Finished goods		906,303		695,759

	Rs.	1,449,498	Rs.	1,438,193

Finished goods as of March 31, 2003, and 2004 include inventory of Rs. 438,972 and Rs. 146,171 respectively, with customers pending installation.

9. Other Assets

     Other assets consist of the following:

	As of March 31,
	2003		2004
Prepaid expenses	Rs.	576,159	Rs.	790,100
Due from officers and employees		700,491		1,029,770
Advances to suppliers		94,741		139,270
Balances with statutory authorities		16,699		31,085
Deposits		638,472		743,993
Inter–corporate deposits		285,803		—
Advance income taxes		872,974		636,098
Derivative asset		139,953		1,607,049
Others		298,312		564,309

		3,623,604		5,541,674
Less: Current assets		(3,015,817)		(4,772,086)

	Rs.	607,787	Rs.	769,588

10. Investment Securities

     Investment securities consist of the following:

	As of March 31, 2003								As of March 31, 2004
			Gross Unrealized		Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Holding Losses		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	7,813,400	Rs.	—	Rs.	—	Rs.	7,813,400	Rs.	18,464,492	Rs.	14,553	Rs.	18,479,045
Equity securities		207		1,400		—		1,607		—		—		—
Debt securities		492,478		—		(15,068)		477,410		—		—		—

		8,306,085		1,400		(15,068)		8,292,417		18,464,492		14,553		18,479,045

Held-to-maturity:
Debt securities		47,952		—		—		47,952		—		—		—

		47,952		—		—		47,952		—		—		—

	Rs.	8,354,037	Rs.	1,400	Rs.	(15,068)	Rs.	8,340,369	Rs.	18,464,492	Rs.	14,553	Rs.	18,479,045

     Dividends from available for sale securities during the year ended March 31, 2004 was Rs. 736,430 and is included in other income.

     11. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of March 31,
	2003		2004
Land	Rs.	530,037	Rs.	591,435
Buildings		2,210,427		3,121,021
Plant and machinery		6,569,392		7,756,395
Furniture, fixtures and equipment		1,551,629		1,876,149
Vehicles		566,714		781,933
Computer software for internal use		1,053,065		1,164,463
Capital work-in-progress		1,006,892		1,427,285

		13,488,156		16,718,681
Accumulated depreciation and amortization		(6,178,372)		(7,461,479)

	Rs.	7,309,784	Rs.	9,257,202

     Depreciation expense for the years ended March 31, 2002, 2003 and 2004, are Rs. 1,289,988, Rs. 1,531,707 and Rs. 1,971,847 respectively. This includes Rs. 204,492, Rs. 210,889 and Rs. 203,663 as amortization of capitalized internal use software, during the years ended March 31, 2002, 2003 and 2004, respectively.

12. Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination consist of the following:

	As of March 31,
	2003						2004
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	34,300	Rs.	4,790	Rs.	29,510	Rs.	34,300	Rs.	8,790	Rs.	25,510
Customer-related intangibles		547,833		149,651		398,182		578,556		433,974		144,582
Marketing-related intangibles		34,300		11,630		22,670		84,309		31,537		52,772
Others		950		950		—		950		950		—

	Rs.	617,383	Rs.	167,021	Rs.	450,362	Rs.	698,115	Rs.	475,251	Rs.	222,864

The estimated amortization schedule for the intangible assets, on a straight line basis, for the next five years is set out below:

Year ending March 31,	Amount
2005	Rs.	143,040
2006		20,020
2007		15,170
2008		11,065
2009		2,500

Total	Rs.	191,795

     The movement in goodwill balance is given below:

	Year ended March 31,
	2003		2004
Balance at the beginning of the period	Rs.	656,240	Rs.	5,186,617
Goodwill relating to acquisitions consummated during the period		4,530,377		293,071
Effect of translation adjustments		—		(110,991)

Balance at the end of the period	Rs.	5,186,617	Rs.	5,368,697

     Goodwill as of March 31, 2003 and 2004 has been allocated to the following reportable segments:

Segment	As of March 31, 2003		As of March 31, 2004
India and AsiaPac IT Services and Products	Rs.	656,240	Rs.	656,240
Global IT Services and Products		4,530,377		4,712,457
Total	Rs.	5,186,617	Rs.	5,368,697

13. Other Current Liabilities

     Other current liabilities consist of the following:

	As of March 31,
	2003		2004
Statutory dues payable	Rs.	406,013	Rs.	867,927
Taxes payable		48,134		81,866
Warranty obligations		293,260		357,356
Others		47,866		41,264

	Rs.	795,273	Rs.	1,348,413

     The activity in warranty obligations is given below:

	Year ended March 31,
	2003		2004
Balance at the beginning of the period	Rs.	292,052	Rs.	293,260
Additional provision during the period		299,154		319,322
Reduction due to payments		(297,946)		(255,226)

Balance at the end of the period	Rs.	293,260	Rs.	357,356

14. Operating Leases

     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 320,029, Rs. 345,898 and Rs. 518,061 for the years ended March 31, 2002, 2003 and 2004, respectively.

     Details of contractual payments under non cancelable leases is given below:

Year ending March 31,
2005	175,578
2006	148,048
2007	155,573
2008	156,556
2009	158,430
Thereafter	359,793
Total	1,153,978

     Prepaid expenses as of March 31, 2003 and 2004 include Rs. 211,331 and Rs. 207,824 respectively, being prepaid operating lease rentals for lands obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

15. Investments in Affiliates

Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2003 and 2004, was Rs. 400,599 and Rs. 456,459 respectively. The Company’s equity in the losses of Wipro GE for year ended March 31, 2003 was Rs.371,250 and the Company’s equity in the income of Wipro GE for the year ended March 31, 2002 and 2004 was Rs. 234,100 and Rs. 55,860 respectively.

WeP Peripherals

     The Company has accounted for its 39.7% and 40.5% interest as of March 31, 2003 and 2004 respectively, in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2003 and 2004, was Rs.133,470 and Rs.163,100 respectively. The Company’s equity in the income of WeP Peripherals for the year ended March 31, 2002, 2003 and 2004 was Rs. 23,676, Rs. 16,000 and Rs. 40,130 respectively.

NetKracker

     In December 2000, the Company established NetKracker and transferred its retail internet business into this entity. A strategic investor acquired a 51% equity interest in the entity with Wipro retaining the balance 49%. Additionally, Wipro acquired convertible preference shares in NetKracker. The Company’s equity in the loss of NetKracker for the year ended March 31, 2002 was Rs. 110,698.

     In March 2002, Wipro and the strategic investor entered into certain agreements whereby the convertible preference shares were converted to common stock increasing Wipro’s equity interest from 49% to 79%. Additionally, Wipro would acquire a 19% equity interest in NetKracker from the strategic investor for a cash consideration of Rs. 30,000 and a contingent consideration that is payable on occurrence of specified events. The Company determined that the events that trigger contingent payments are within its control and no contingent consideration will be payable under the arrangement.

     The transaction was accounted for as a purchase business combination. Prior to the acquisition, NetKracker had a deferred tax asset of Rs. 135,000 for carry-forward business losses, for which a valuation allowance had been established due to the significant uncertainty on realization on a standalone basis. Subsequent to the acquisition, the Company will fully utilize the benefit of the carry-forward business losses and accordingly the valuation allowance was reversed. The amounts assigned to the net assets of NetKracker exceeded the cost of acquisition. This excess was initially used to reduce the amounts allocable to certain eligible assets and the remaining excess of Rs. 96,000 was reported as a component of other income. As the remaining excess was not material it was not reported as an extraordinary gain.

16. Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable / revenues as of / for the years ended March 31, 2003 and 2004.

     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company limits the effects of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into forward foreign exchange contracts, where the counterparty is a bank. The Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange contracts mature between one to thirteen months.

     During the year ended March 31, 2004, the Company increased the amount of forward foreign exchange contracts to hedge the underlying foreign currency assets and a significant portion of the anticipated US dollar cash flows during the year ended March 31, 2005.

     Further, during the year ended March 31, 2004, the Company has re-evaluated its risk management program and hedging strategies in respect of forecasted transactions. Effective March 2004, upon completion of the formal documentation and testing for effectiveness, the Company has designated the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. The ineffective portion of a hedging derivative is immediately recognized in the consolidated statements of income. Consequently, as of March 31, 2004, the Company has recorded an amount of Rs. 1,058,967 as a component of accumulated other comprehensive income within stockholder’s equity.

     In addition, during the year ended March 31, 2004, the Company purchased put options to sell US dollars. Contemporaneously, the Company has written put options to sell US dollars. These options qualify as net written options ineligible for hedge accounting under SFAS No. 133. Consequently, the increase in fair value of the net written options of Rs. 153,086 is recognized in the consolidated statement of income.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2003	2004
Forward contracts (sell)	$113,500	$867,000
	£2,500	£3,250
Net written options (sell)	—	$113,000

     As of March 31, 2004, there were no significant gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

17. Borrowings from Banks

     The Company has an Indian line of credit of Rs. 1,540,000 and a US line of credit of $ 10,000 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 12.2% for the year ended March 31, 2002 and 12.7% for the years ended March 31, 2003 and 2004. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

18. Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares (one ADS represents one equity share), at an offering price of $41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

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

     The Company paid cash dividends, including tax on distribution of dividends, of Rs. 128,534, Rs. 232,466 and Rs. 262,361 during the years ended March 31, 2002, 2003 and 2004. The dividends per share were Rs. 0.50 during the year ended March 31, 2002 and Rs. 1.00 during the years ended March 31, 2003 and 2004.

19. Retained Earnings

     The Company’s retained earnings as of March 31, 2003 and 2004, include restricted retained earnings of Rs. 259,538, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

     Retained earnings as of March 31, 2003 and 2004, also include Rs. 390,469 and Rs. 475,959 respectively, of undistributed earnings in equity of affiliates.

20. Other Income, Net

     Other income consists of the following:

	Year ended March 31,
	2002		2003		2004
Interest income/(expense), net		420,059	Rs.	245,801	Rs.	(7,019)
Dividend income		—		—		736,430
Gain/(loss) on sale of investment securities, net		201,536		410,360		(2,070)
Others		217,243		61,790		140,865

	Rs.	838,838	Rs.	717,951	Rs.	868,206

21. Shipping and Handling Costs

     Selling general and administrative expenses for the year ended March 31, 2002, 2003 and 2004, include shipping and handling costs of Rs. 47,922, Rs. 62,803 and Rs. 60,712 respectively.

22. Income Taxes

     Income taxes have been allocated as follows:

	Year ended March 31,
	2002		2003		2004
Continuing operations	Rs.	1,016,003	Rs.	1,342,248	Rs.	1,611,389
Discontinued operations		(45,257)		(158,978)		—
Stockholders equity for:
Exercise of stock options		(10,577)		—		—
Unrealized gains/(loss) on investment securities, net		29,205		(29,249)		5,078

Total income taxes	Rs.	989,374	Rs.	1,154,021	Rs.	1,616,467

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2002		2003		2004
Current taxes
Domestic	Rs.	493,153	Rs.	712,624	Rs.	867,606

	Year ended March 31,
	2002		2003		2004
Foreign		442,804		585,167		820,000

	Rs.	935,957	Rs.	1,297,791	Rs.	1,687,606

Deferred taxes
Domestic		194,320		73,507		5,007
Foreign		(114,274)		(29,050)		(81,224)

		80,046		44,457		(76,217)

Total income tax expense	Rs.	1,016,003	Rs.	1,342,248	Rs.	1,611,389

     Income taxes relating to discontinued operations consist of the following:

	Year ended March 31,
	2002		2003
Current taxes	Rs.	(21,614)	Rs.	(62,912)
Deferred taxes		(23,643)		(96,066)

Total income tax benefit	Rs.	(45,257)	Rs.	(158,978)

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2002		2003		2004
Income before taxes and minority interest	Rs.	9,427,495	Rs.	9,848,969	Rs.	11,659,475
Enacted tax rate in India		35.70%		36.75%		35.875%

Computed expected tax expense		3,365,616		3,619,496		4,182,837
Effect of:
Income exempt from tax in India		(2,505,711)		(2,263,078)		(2,925,320)
Income taxed at lower rates in foreign jurisdiction		(27,726)		(61,235)		—
Difference between tax basis and amount for financial reporting of a domestic subsidiary reversed		199,512		—		—
Loss on direct issue of stock by subsidiary		—		—		73,542
Income taxes relating to prior years		—		—		274,020
Others		(15,688)		47,065		6,310

Total income tax expense	Rs.	1,016,003	Rs.	1,342,248	Rs.	1,611,389

     Deferred tax assets as of March 31, 2001 included Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset was reversed during the year ended March 31, 2002, on merger of Wipro Net as a result of which the benefit of the deferred tax asset was no longer available to the Company.

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments was exempt from tax in the years ended March 31, 2002 and 2004. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 2,505,711 and Rs. 10.84 per share for the year ended March 31, 2002, Rs.2,263,078 and Rs.9.79 per share for the year ended March 31, 2003 and Rs. 2,925,320 and Rs. 12.65 per share for the years ended March 31, 2004. For the year ended, March 31, 2003 Indian tax laws were amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income. During the year ended March 31 2004, the Indian tax laws were amended to restore exemption of the income of an export oriented undertaking from tax to 100%.

     The components of the net deferred tax asset are as follows:

	As of March 31,
	2003		2004
Deferred tax assets
Allowance for doubtful accounts		89,143		92,653
Accrued expenses and liabilities		105,635		180,655
Carry-forward capital losses		126,422		57,250
Carry-forward business losses		175,296		500,341
Others		59,566		43,126

Total gross deferred tax assets		556,062		874,025
Less: valuation allowance		(142,172)		(263,479)

Net deferred tax assets		413,890		610,546

Deferred tax liabilities
Property, plant and equipment	Rs.	16,927	Rs.	31,762
Intangible assets		83,184		13,079
Amortizable goodwill		—		21,200
Undistributed earnings of affiliates		32,849		65,299
Others		143		38,065

Total gross deferred tax liability		133,103		169,405

Net deferred tax assets	Rs.	280,787	Rs.	441,141

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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

     Upon acquisition of Wipro Nervewire, the Company was entitled to utilize tax benefits of Rs. 264,552 on carry forward business losses. Based on projections of future taxable income and tax planning strategies management believes that the Company will be able to realize tax benefits only to the extent of Rs. 74,073 on the carry forward losses. Consequently, the Company has recorded a valuation allowance for the remaining amount. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the acquisition of Wipro Nervewire.

     The carry-forward business losses as of March 31, 2004, expire as follows:

Year ending March 31:
2020	Rs.	72,230
2021		79,515
2022		44,118
2023		85,441
2024		409,450
2027		778,094

	Rs.	1,468,848

     The increase in valuation allowance of Rs.19,362 and Rs.121,307 for the years ended March 31, 2003 and 2004 respectively is primarily on account of valuation allowance on a portion of carry forward tax losses, at the date of acquisition, in Wipro Spectramind and Wipro Nervewire.

     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2004, the US branch’s net assets amounted to $83 million. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2004.

23. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 229,755 and 218,855 shares held by employees as of March 31, 2003 and 2004 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2002	2003	2004
Shares held at the beginning of the period	1,280,885	1,321,335	1,303,610
Shares granted to employees	—	(19,300)	—
Grants forfeited by employees	40,450	1,575	10,900

Shares held at the end of the period	1,321,335	1,303,610	1,314,510

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the years ended March 31, 2002, 2003 and 2004, was Rs. 78,723, Rs. 52,047 and Rs. 44,866 respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

	Year ended March 31,
	2002		2003		2004
Cost of revenues	Rs.	29,504	Rs.	19,734	Rs.	14,955
Selling, general and administrative expenses		49,219		32,313		29,911

	Rs.	78,723	Rs.	52,047	Rs.	44,866

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

     Stock option activity under the 1999 Plan is as follows:

	Year ended March 31, 2002
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual
	out of options	exercise prices		price		life(months)
Outstanding at the beginning of the period	1,883,268	Rs.	1,024 – 1,086	Rs.	1,085	54 months
	2,681,163		1,853 – 2,522		1,863	62 months
Forfeited during the period	(286,890)		1,024 – 1,086		1,086	—
	(358,913)		1,853 – 2,522		1,854	—
Exercised during the period	(32,670)		1,024 – 1,086		1,086	—

Outstanding at the end of the period	1,563,708		1,024 – 1,086		1,085	42 months
	2,322,250		1,853 – 2,522		1,863	50 months

Exercisable at the end of the period	390,927		1,024 – 1,086		1,085	42 months
	246,135	Rs.	1,853 – 2,522	Rs.	1,863	50 months

	Year ended March 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual
	out of options	exercise prices		price		life(months)
Outstanding at the beginning of the period	1,563,708	Rs.	1,024 – 1,086	Rs.	1,085	42 months
	2,322,250		1,853 – 2,522		1,863	50 months
Forfeited during the period	(55,427)		1,024 – 1,086		1,086	—
	(108,250)		1,853 – 2,522		1,863	—
Exercised during the period	(96,923)		1,024 – 1,086		1,086	—
	(980)		1,853 – 2,522		1,853	—

Outstanding at the end of the period	1,411,358		1,024 – 1,086		1,085	30 months
	2,213,020		1,853 – 2,522		1,863	38 months

Exercisable at the end of the period	635,111		1,024 – 1,086		1,085	30 months
	554,055	Rs.	1,853 – 2,522	Rs.	1,863	38 months

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual
	out of options	exercise prices		price		life(months)
Outstanding at the beginning of the period	1,411,358	Rs.	1,024 – 1,086	Rs.	1,085	30 months
	2,213,020		1,853 – 2,522		1,863	38 months
Forfeited during the period	(79,829)		1,024 – 1,086		1,086	—
	(113,650)		1,853 – 2,522		1,853	—
Exercised during the period	(145,752)		1,024 – 1,086		1,086	—

Outstanding at the end of the period	1,185,777		1,024 – 1,086		1,085	18 months
	2,099,370		1,853 – 2,522		.1,863	26 months

Exercisable at the end of the period	830,096		1,024 – 1,086		1,085	18 months
	944,967	Rs.	1,853 – 2,522	Rs.	1,863	26 months

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

     Stock option activity under the 2000 Plan is as follows:

	Year ended March 31, 2002
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	75,067	Rs.	1,586 – 2,375	Rs.	2,375	69 months
	3,139,283		2,382 – 2,746		2,398	66 months
Granted during the period	90,250		1,032 – 1,532		1,331	65 months
	5,655,594		1,586 – 2,375		1,586	71 months
Forfeited during the period	(14,000)		1,032 – 1,532		1,277	—
	(4,330)		1,586 – 2,375		2,207	—
	(469,350)		2,382 – 2,746		2,432	—

Outstanding at the end of the period	76,250		1,032 – 1,532		1,341	65 months
	5,726,331		1,586 – 2,375		1,596	71 months
	2,669,933		2,382 – 2,746		2,397	54 months

Exercisable at the end of the period	7,283		1,586 – 2,375		2,375	57 months
	400,490	Rs.	2,382 – 2,746	Rs.	2,397	54 months

	Year ended March 31, 2003
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	76,250	Rs.	1,032 – 1,532	Rs.	1,341	65 months
	5,726,331		1,586 – 2,375		1,596	71 months
	2,669,933		2,382 – 2,746		2,397	54 months
Granted during the period	95,550		1,032 – 1,532		1,487	62 months
	4,000		1,586 – 2,375		1,691	60 months
Forfeited during the period	(76,450)		1,032 – 1,532		1,483	—
	(210,850)		1,586 – 2,375		1,599	—
	(183,850)		2,382 – 2,746		2,415	—
Exercised during the period	(400)		1,032 – 1,532		1,215	—

Outstanding at the end of the period	94,950		1,032 – 1,532		1,374	57 months
	5,519,481		1,586 – 2,375		1,596	59 months
	2,486,083		2,382 – 2,746		2,396	42 months

Exercisable at the end of the period	5,540		1,032 – 1,532		1,335	53 months
	1,104,597		1,586 – 2,375		1,598	59 months
	621,521	Rs.	2,382 – 2,746	Rs.	2,396	42 months

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	94,950	Rs.	1,032 – 1,532	Rs.	1,374	57 months
	5,519,481		1,586 – 2,375		1,596	59 months
	2,486,083		2,382 – 2,746		2,396	42 months
Forfeited during the period	(8250)		1,032 – 1,532		1,325	—
	(327,760)		1,586 – 2,375		1,599	—
	(214,900)		2,382 – 2,746		2,396	—
Exercised during the period	(900)		1,032 – 1,532		1,254	—
	(2,545)		1,586 – 2,375		1,586	—

Outstanding at the end of the period	85,800		1,032 – 1,532		1,381	45 months
	5,189,176		1,586 – 2,375		1,596	47 months
	2,271,183		2,382 – 2,746		2,390	30 months

Exercisable at the end of the period	19,459		1,032 – 1,532		1,376	45 months
	2,062,851		1,586 – 2,375		1,592	47 months
	1,021,732	Rs.	2,382 – 2,746	Rs.	2,390	30 months

     Weighted average grant date fair values for options granted during the years ended March 31, 2002 and 2003, under the 1999/2000 plan, are Rs. 875 and Rs. 831 respectively.

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

     Stock option activity under the 2000 ADS Plan is as follows:

	Year ended March 31, 2002
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	264,750	$34.90 – 41.375	$41.375	67 months
Granted during the period	26,000	20.75 – 30.05	22.44	66 months
	383,200	34.90 – 36.40	36.38	70 months
Forfeited during the period	(26,500)	34.90 – 41.375	41.375	—

Outstanding at the end of the period	26,000	20.75 – 30.05	22.44	66 months
	621,450	34.90 – 41.375	38.29	64 months

Exercisable at the end of the period	23,825	$34.90 – 41.375	$41.375	54 months

	Year ended March 31, 2003
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	26,000	$20.75 – 30.05	$22.44	66 months
	621,450	34.90 – 41.375	38.29	64 months
Granted during the period	88,300	20.75 – 30.05	27.95	53 months
Forfeited during the period	(30,500)	20.75 – 30.05	28.66	—
	(4,900)	34.90 – 41.375	35.82	—

Outstanding at the end of the period	83,800	20.75 – 30.05	25.98	54 months
	616,550	34.90 – 41.375	38.31	45 months

Exercisable at the end of the period	2,400	20.75 – 30.05	22.58	54 months
	153,388	$34.90 – 41.375	$38.33	45 months

	Year ended March 31, 2004
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the period	83,800	$20.75 – 30.05	$25.98	54 months
	616,550	34.90 – 41.375	38.31	45 months
Forfeited during the period	(6,700)	20.75 – 30.05	27.63	—
	(10,800)	34.90 – 41.375	39.85	—
Exercised during the period	(5,550)	20.75 – 30.05	24.91	—
	(40,413)	34.90 – 41.375	38.14	—

Outstanding at the end of the period	71,550	20.75 – 30.05	25.91	42 months
	565,337	34.90 – 41.375	38.30	33 months

Exercisable at the end of the period	17,888	20.75 – 30.05	25.91	42 months
	270,588	$34.90-41.375	$38.18	33 months

     Weighted average grant date fair values for options granted during the years ended March 31, 2002 and 2003 are $ 19 and $ 15 respectively.

     Wipro Spectramind Option Plan (Wipro Spectramind Plan). Prior to its acquisition by the Company, Wipro Spectramind had established the Wipro Spectramind Plan. Employees covered by the Wipro Spectramind Plan were granted options to purchase shares of Wipro Spectramind.

     As of the date of acquisition of Wipro Spectramind by the Company, options to purchase 17,462,520 shares were outstanding under the Wipro Spectramind Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Wipro Spectramind. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Wipro Spectramind Plan is as follows:

	Year ended March 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Assumed at the date of acquisition	514,358	Rs.	1 – 13	Rs.	8	9 months
	3,157,372		31		31	15 months
	6,149,191		57		57	31 months
Forfeited during the period	(158,708)		57		57	—
Exercised during the period	(332,451)		1 – 13		13	—
Outstanding at the end of the period	181,907		1 – 13		2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months

Exercisable at the end of the period	181,907	Rs.	1 – 13	Rs.	2	3 months

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out of	Range of		Weighted- average		contractual life
	options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	181,907	Rs.	1 – 13	Rs.	2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months
Forfeited during the period	(405,737)		57		57	—
Exercised during the period	(181,907)		1 – 13		8	—
	(3,157,372)		31		31	—
	(839,015)		57		57	—

Outstanding at the end of the period	4,745,731	Rs.	57	Rs.	57	10 months

Exercisable at the end of the period	—		—		—	—

     Options outstanding as at March 31, 2004, are covered by a share purchase feature that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting.

24. Earnings Per Share

     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2002	2003	2004
Equity shares
Weighted average number of equity shares outstanding	231,132,500	231,204,326	231,290,130
Effect of dilutive equivalent shares-stock options outstanding	402,376	368,112	224,977

Weighted average number of equity shares and equivalent shares outstanding	231,534,876	231,572,448	231,515,107

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 5,451,924, 10,865,284 and 9,559,729 equity shares were outstanding during the year ended March 31, 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

25. Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

	As of March 31,
	2003		2004
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	59,187	Rs.	62,356
Service cost		3,583		5,924
Interest cost		5,346		4,527
Benefits paid		(4,550)		(1,461)
Actuarial (gain)/loss		(1,210)		43,695

PBO at the end of the year		62,356		115,041

Change in plan assets
Fair value of plan assets at the beginning of the year		26,719		33,745
Actual return on plan assets		2,342		(1,342)
Employer contributions		9,234		1,591
Benefits paid		(4,550)		(1,461)

Plan assets at the end of the year		33,745		32,533

Funded status		(28,611)		(82,508)
Unrecognized actuarial (gain)/loss		2,548		54,105
Unrecognized transition obligation		5,520		4,492
Unrecognized actuarial cost		7,563		6,375

Accrued liability	Rs.	(12,980)	Rs.	(17,536)

     Net gratuity cost for the years ended March 31, 2002, 2003 and 2004 included:

	Year ended March 31,
	2002		2003		2004
Service cost	Rs.	3,798	Rs.	3,583	Rs.	5,924
Interest cost		5,723		5,346		4,527
Expected return on assets		(2,992)		(2,091)		(2,224)
Amortization of transition liabilities		2,516		2,625		2,051

Net gratuity cost	Rs.	9,045	Rs.	9,463	Rs.	10,278

     The actuarial assumptions used in accounting for the Gratuity Plan are:

	As of March 31,
	2003	2004
Discount rate	8%	7%
Rate of increase in compensation levels	8%	7%
Rate of return on plan assets	8%	7%

Expected contribution to the fund during the year ending March 31, 2005	Rs.	11,684

Expected benefit payments to the fund during the year ending March 31:
2005		10,169
2006		10,459
2007		11,200
2008		11,752
2009		13,465
Thereafter		68,027

Total	Rs.	125,072

     The Company estimates the long term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held by LIC.

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

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

     The Company contributed Rs. 322,899, Rs. 442,855 and Rs. 715,634 to various defined contribution and benefit plans during the years ended March 31, 2002, 2003 and 2004 respectively.

26. Related Party Transactions

     The Company has the following transactions with related parties.

	Year ended March 31,
	2002		2003		2004
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	26,208	Rs.	33,121	Rs.	116,490
Fees received for usage of trade mark		39,344		19,000		—
WeP Peripherals:
Revenues from sale of computer equipment and services		9,230		6,163		8,002
Fees received for usage of trade mark		53,016		53,016		22,040
Payment for services		1,160		14,665		4,047
Interest received on debentures		5,000		—		—
Purchase of printers		138,676		105,727		79,892
Netkracker :
Fees received for technical and infrastructure support services		96,155		—		—
Revenues from sale of computer equipment and services		987		—		—
Azim Premji Foundation:
Revenues from sale of computer equipment and services		1,442		2,029		1,966
Principal shareholder:
Payment of lease rentals		1,200		1,200		1,425

     The Company has the following receivables from related parties, which are reported as other assets / other current assets in the balance sheet.

	As of March 31,
	2003		2004
Wipro GE	Rs.	87,410	Rs.	31,321
WeP Peripherals		14,472		3,043
Azim Premji Foundation		158		43
Security deposit given to Hasham Premji, a firm under common control		25,000		25,000

	Rs.	127,040	Rs.	59,407

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of March 31,
	2003		2004
WeP Peripherals	Rs.	22,186	Rs.	34,459

	Rs.	22,186	Rs.	34,459

27. Commitments and Contingencies

     Capital commitments. As of March 31, 2003 and 2004, the Company had committed to spend approximately Rs. 321,410 and Rs. 529,111 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2004, the Company has met all commitments required under the plan.

     Guarantees. As of March 31, 2003 and 2004, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 1,883,338 and Rs. 1,892,563 respectively, as part of the bank line of credit.

     Contingencies and lawsuits. In March 2004, the Company received a demand from the tax authorities of Rs. 2,614,569, including interest, upon completion of their tax review for the financial year ended March 31, 2001. The tax demand is mainly on account of disallowances of deduction claimed by Company under Section 10A of the Income Tax Act of India, 1961, which allows a tax holiday in respect of profits earned on some of the undertakings of the Company. As of March 31, 2004, the net exposure of the Company was Rs. 2,315,569. Management, including external counsel, have concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. The Company intends to contest this claim vigorously.

     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28. Segment Information

     The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises and Business Process Outsourcing (BPO) services to large global corporations.

     In July 2002, the Company acquired Wipro Spectramind. The operations of Wipro Spectramind were initially organized as a new business segment named IT Enabled Services. This segment provided BPO services to large global corporations in the US, UK, Australia and other developed markets. From April 2003, the CODM evaluates Wipro Spectramind as an integral component of the Global IT Services and Products business segment. Consequently, from April 2003, Wipro Spectramind is included in the Global IT Services and Products segment.

     With effect from April 1, 2003, the CODM evaluates all critical acquisitions separately for a period of time ranging from two to four quarters.

     In April 2002, the Company established a new business segment named HealthScience, to address the IT requirements of the emerging healthcare and life sciences market. The healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. Further, Wipro Biomed, a business segment which was previously reported in ‘Others’, became a part of the

HealthScience segment. In April 2003, the Company reorganized the HealthScience business segment, whereby all components of the HealthScience segment, except Wipro Biomed, were integrated with Global IT Services and Products business segment. Subsequent to the reorganization, Wipro Biomed is being reported in ‘Others’. Similarly, during the year ended March 31, 2003, certain other business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.

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

     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Year ended March 31, 2002
			India and AsiaPac
	Global IT Services		IT Services and		Consumer Care				Reconciling
	and Products		Products		and Lighting		Others		Items (2)		Entity Total
Revenues	Rs.	22,412,226	Rs.	6,950,495	Rs.	2,938,630	Rs.	1,172,119	Rs.	—	Rs.	33,473,470
Exchange rate fluctuations		255,810		(202)		411		87		(256,106)		—

Total revenues		22,668,036		6,950,293		2,939,041		1,172,206		(256,106)		33,473,470
Cost of revenues		(12,310,029)		(5,428,938)		(1,999,434)		(923,006)		—		(20,661,407)
Selling, general and administrative expenses		(2,533,337)		(945,785)		(539,347)		(226,658)		(113,775)		(4,358,902)
Research and development expenses		(213,457)		—		—		—		—		(213,457)
Amortization of intangible assets		—		—		—		—		(250)		(250)
Exchange rate fluctuations		—		—		—		—		218,968		218,968
Others, net		(2,395)		2,786		3,256		18,542		(39,032)		(16,843)

Operating income of segment	Rs.	7,608,818	Rs.	578,356	Rs.	403,516	Rs.	41,084	Rs.	(190,195)	Rs.	8,441,579

Total assets of segment (3)	Rs.	11,196,573	Rs.	3,532,129	Rs.	1,076,291	Rs.	1,032,379	Rs.	16,801,762	Rs.	33,639,134
Capital employed (3)		8,724,898		966,997		708,041		666,185		16,789,912		27,864,081
Return on capital employed (1), (3)		92%		56%		52%		—		—		—
Accounts receivable		3,700,657		1,810,889		172,426		188,224		108,707		5,980,903
Cash and cash equivalents and investments in liquid and short-term mutual funds		1,088,507		72,103		162,348		27,389		6,026,853		7,377,200
Depreciation		974,452		153,157		61,596		33,274		67,509		1,289,988

	Year ended March 31, 2003
			India and
	Gobal IT		AsiaPac IT
	Services and		Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items (2)		Entity Total
Revenues	Rs.	30,267,465	Rs.	8,040,567	Rs.	2,942,071	Rs.	1,599,797			Rs.	42,849,900
Exchange rate fluctuations		325,167		5,685		607		(6,752)		(324,707)		—

Total revenues		30,592,632		8,046,252		2,942,678		1,593,045		(324,707)		42,849,900
Cost of revenues		(17,737,823)		(6,286,506)		(2,008,178)		(1,143,932)		—		(27,176,439)
Selling, general and administrative expenses		(4,159,614)		(1,283,235)		(513,310)		(203,350)		(33,144)		(6,192,653)
Research and development expenses		(260,481)		—		—		—		—		(260,481)
Amortization of intangible assets		(166,321)		—		—		—		—		(166,321)
Exchange rate fluctuations		—		—		—		—		306,639		306,639
Others, net		12,163		62,801		891		9,993		39,775		125,623

Operating income of segment	Rs.	8,280,556	Rs.	539,312	Rs.	422,081	Rs.	255,756	Rs.	(11,437)	Rs.	9,486,268

Total assets of segment (3)	Rs.	22,429,810	Rs.	3,472,801	Rs.	1,085,692	Rs.	1,139,563	Rs.	14,653,025	Rs.	42,780,891
Capital employed (3)		18,961,472		1,012,091		662,134		820,140		14,708,270		36,164,107
Return on capital employed (1), (3)		60%		55%		62%		—		—		—
Accounts receivable		5,809,072		1,665,747		197,412		258,616				7,930,847
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,308,841		20,765		196,963		60,190		11,509,655		14,096,414
Depreciation		1,210,626		173,766		61,276		36,000		50,039		1,531,707

	Year ended March 31, 2004
			India and
	Global IT		AsiaPac IT
	Services and		Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items (2)	Entity Total
Revenues	Rs.	43,465,340	Rs.	9,413,252	Rs.	3,567,444	Rs.	1,987,323	—	Rs.	58,433,359
Exchange rate fluctuations		309,714		32,202		54		(2,411)	(339,559)		—

Total revenues		43,775,054		9,445,454		3,567,498		1,984,912	(339,559)		58,433,359
Cost of revenues		(27,931,091)		(7,303,527)		(2,354,821)		(1,410,500)	—		(38,999,939)
Selling, general and administrative expenses		(6,012,799)		(1,411,567)		(667,939)		(266,386)	(91,379)		(8,450,070)
Research and development expenses		(232,048)		—		—		—	—		(232,048)
Amortization of intangible assets		(299,537)		—		(8,693)		—	—		(308,230)
Exchange rate fluctuations		—		—		—		—	377,559		377,559
Others, net		529		31,100		10,278		(299)	39,040		80,648

Operating income of segment		9,300,108		761,460		546,323		307,727	(14,339)		10,901,279

Total assets of segment (3)		28,609,995		5,257,109		1,199,666		1,643,825	21,027,715		57,738,310
Capital employed (3)		23,183,873		2,113,274		622,188		1,195,777	20,901,815		48,016,927
Return on capital employed (1), (3)		44%		49%		85%		—	—		—
Accounts receivable		7,658,305		2,688,384		227,379		398,868	—		10,972,936
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,598,915		168,243		167,297		502,936	18,338,818		21,776,209
Depreciation		1,686,500		131,805		67,361		38,275	47,906		1,971,847

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(2)	Reconciling items include assets of the discontinued ISP division.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656,240 as of March 31, 2003 and 2004 has been reported as a component of reconciling items.

     The Company has four geographic segments: India, the United States, Europe and Rest of the world.

     Revenues from the geographic segments based on domicile of the customer is as follows:

	Year ended March 31,
	2002		2003		2004
India	Rs.	11,044,014	Rs.	12,141,251	Rs.	14,782,650
United States		12,688,593		20,047,947		30,868,815
Europe		8,255,195		8,502,650		10,458,734
Rest of the world		1,485,668		2,158,052		2,323,160

	Rs.	33,473,470	Rs.	42,849,900	Rs.	58,433,359

29. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

30. Subsequent Events

     The Board of Directors, in its meeting held on April 16, 2004, proposed a stock dividend in the ratio of two equity shares or ADS for every one equity share or ADS outstanding on the record date. This proposal is subject to the approval of the shareholders at the Annual General Meeting, scheduled to be held on June 11, 2004.

Item 19. Exhibits

Exhibit
Number	Description
*3.1	Articles of Association of Wipro Limited, as amended

*3.2	Memorandum of Association of Wipro Limited, as amended

*3.3	Certificate of Incorporation of Wipro Limited, as amended

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)

*4.2	Wipro’s specimen certificate for equity shares

*10.1	1999 Employee Stock Option Plan

*10.2	2000 Employee Stock Option Plan

*10.3	Wipro Equity Reward Trust

**10.4	2000 ADS Option Plan

10.5	Form of Indemnification Agreement, as amended

31	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

***99.3	Code of Ethics for Principal and Finance Officers

***99.4	Wipro’s Ombudsprocess

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

**	This document is being refiled solely to correct a typographical error.

***	Incorporated by reference to Exhibits filed with Registrant’s Annual report on Form 20-F filed on June 9, 2003.

     Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited
/s/ Azim H. Premji
May 17, 2004	Azim H. Premji,
Chairman and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty,
Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description
*3.1	Articles of Association of Wipro Limited, as amended

*3.2	Memorandum of Association of Wipro Limited, as amended

*3.3	Certificate of Incorporation of Wipro Limited, as amended

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)

*4.2	Wipro’s specimen certificate for equity shares

*10.1	1999 Employee Stock Option Plan

*10.2	2000 Employee Stock Option Plan

*10.3	Wipro Equity Reward Trust

**10.4	2000 ADS Option Plan

10.5	Form of Indemnification Agreement, as amended

31	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

***99.3	Code of Ethics for Principal and Finance Officers

***99.4	Wipro’s Ombudsprocess

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

**	This document is being refiled solely to correct a typographical error.

***	Incorporated by reference to Exhibits filed with Registrant’s Annual report on Form 20-F filed on June 9, 2003.