Form 20-F/A
period 2004-03-31
WIPRO LTD
filed 2004-05-19
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.1

2

EXPLANATORY NOTE

The purpose of this amendment to our Annual Report on Form 20-F for the year ended March 31, 2004 is solely to amend the exhibits listed on Item 19 to include letter of consent from KPMG LLP. This amendment to our Annual Report on Form 20-F does not otherwise attempt to update the information set forth in the original filing of the report.

3

ITEM 19. EXHIBITS

Exhibit
Number	Description
23.1	Consent of KPMG LLP

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

For Wipro Limited

May 19, 2004	/s/ Azim H. Premji Azim H. Premji, Chairman and Managing Director

/s/ Suresh C. Senapaty Suresh C. Senapaty, Executive Vice President, Finance

5

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of KPMG LLP

6