Form 20-F
period 2005-03-31
WIPRO LTD
filed 2005-06-13
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2005

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 001-16139

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	Not applicable

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares,
each represented by one Equity Share, par value Rs. 2 per share.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:     703,570,522 Equity Shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes     ☑      No     ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17     ☐      Item 18     ☑

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we”, “us”, “our”, “Wipro” or the “Company”, shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.62 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including International Data Corporation (IDC), Gartner, Inc. (Gartner), National Association of Software and Service Companies (NASSCOM), and Dataquest India (Dataquest). This type of data represents only the estimates of IDC, Gartner, NASSCOM, Dataquest and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Summary of Selected Consolidated Financial Data

     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2005 and selected consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

(In millions, except per equity share data)

	Year ended March 31,
	2001		2002		2003		2004		2005		2005
											Convenience
											translation into
											US$
											(Unaudited)
Consolidated statements of Income data:
Revenues:
Global IT Services and Products
Services	Rs.	17,816	Rs.	21,457	Rs.	30,118	Rs.	43,343	Rs.	60,550	$1,388
Products		—		955		149		122		164	4
India and AsiaPac IT Services and Products
Services		1,873		1,914		2,240		3,109		4,709	108
Products		6,771		5,037		5,801		6,305		8,694	199
Consumer Care and Lighting		3,144		2,939		2,942		3,567		4,555	104
Others		1,039		1,171		1,599		1,987		2,681	61

Total		30,643		33,473		42,849		58,433		81,353	1,865

Cost of revenues:
Global IT Services and Products
Services		9,205		11,419		17,635		27,853		38,372	880
Products		—		891		103		78		149	3
India and AsiaPac IT Services and Products
Services		1,192		1,160		1,187		1,661		2,679	61
Products		5,459		4,268		5,100		5,643		7,815	179
Consumer Care and Lighting		2,195		1,999		2,008		2,355		2,926	67
Others		866		924		1,143		1,410		1,914	44

Total		18,917		20,661		27,176		39,000		53,855	1,235

Gross Profit		11,726		12,812		15,673		19,433		27,498	630
Operating expenses:
Selling and marketing expenses		(2,670)		(2,601)		(2,916)		(5,278)		(5,466)	(125)
General and administrative expenses		(1,926)		(1,758)		(3,277)		(3,172)		(3,744)	(86)
Amortization of intangible assets		—		—		(166)		(308)		(140)	(3)
Other operating income/ (expenses)		424		(11)		172		226		(291)	(7)

Operating income		7,554		8,442		9,486		10,901		17,857	409
Gain/ (loss) on sale of stock by affiliates, including direct issue of stock by affiliate		—		—		—		(206)		(207)	(5)
Other income/ (expense), (net)		87		838		718		868		800	18
Equity in earnings of affiliates		(53)		147		(355)		96		158	4

Income before taxes and minority interest		7,588		9,427		9,849		11,659		18,608	427
Income taxes		(1,150)		(1,016)		(1,342)		(1,611)		(2,694)	(62)
Minority interest (4)		—		—		(30)		(56)		(81)	(2)

Income from continuing operations	Rs.	6,438	Rs.	8,411	Rs.	8,477	Rs.	9,992	Rs.	15,833	$363

Earnings per share from continuing operations:
Basic		9.36		12.13		12.22		14.40		22.76	0.52
Diluted		9.28		12.11		12.20		14.39		22.58	0.52
Cash dividend per equity share		0.10		0.17		0.33		0.33		9.67	0.22
Additional data:
Revenue by Segment
Global IT Services and Products (1)	Rs.	17,942	Rs.	22,668	Rs.	30,593	Rs.	43,775	Rs.	60,689	$1,391

	Year ended March 31,
	2001		2002		2003		2004		2005		2005
											Convenience
											translation into
											US$
											(Unaudited)
India and AsiaPac IT Services and Products		8,598		6,950		8,046		9,445		13,395	307
Consumer Care and Lighting		3,144		2,939		2,942		3,567		4,555	104
Others		959		916		1,268		1,646		2,714	62

Total	Rs.	30,643	Rs.	33,473	Rs.	42,849	Rs.	58,433	Rs.	81,353	$1,865

Operating Income by Segment (2)
Global IT Services and Products (3)	Rs.	6,038	Rs.	7,609	Rs.	8,281	Rs.	9,300	Rs.	15,825	$363
India and AsiaPac IT Services and Products		825		578		539		761		970	22
Consumer Care and Lighting		450		404		422		546		671	15
Others		48		41		256		308		466	11
Reconciling items		193		(190)		(12)		(14)		(75)	(2)

Total	Rs.	7,554	Rs.	8,442	Rs.	9,486	Rs.	10,901	Rs.	17,857	$409

Transitional disclosures pertaining to adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
Income from continuing operations, as reported	Rs.	6,438	Rs.	8,411
Add: Amortization of goodwill		45		175
Income from continuing operations, adjusted		6,483		8,586

Earnings per share: Basic
Continuing operations, as reported		9.36		12.13
Add: Amortization of goodwill		0.07		0.25
Continuing operations, adjusted		9.43		12.38

Earnings per share: Diluted
Continuing operations, as reported		9.28		12.11
Add: Amortization of goodwill		0.07		0.25
Continuing operations, adjusted		9.35		12.36

Consolidated Balance Sheet Data:
Cash and Cash equivalents	Rs.	5,623	Rs.	3,251	Rs.	6,283	Rs.	3,297	Rs.	5,671	$130
Investments in liquid and short-term mutual funds		—		4,126		7,813		18,479		22,958	526
Working Capital		11,216		18,495		21,473		30,649		36,449	836
Total assets		26,187		33,639		42,781		57,738		72,075	1,652
Total debt		1,768		291		537		969		564	13
Total stockholders equity		19,081		27,457		35,431		46,364		56,729	1,301

Notes:

1.	In the operating income by segment, amortization of goodwill is included in reconciling items.

2.	Operating income of Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 310 million, Rs. 19 million, Rs. 6 million, Rs. 5 million and Rs. 14 million respectively, of amortization of deferred stock compensation cost arising from the grant of options.

3.	Minority interest represents the share of minority in the profits of Wipro BPO and Wipro Healthcare IT. The minority interest in Wipro Healthcare IT was acquired in the year ended March 31, 2003.

4.	We have reclassified certain costs for the years ended March 31, 2001 and 2002 between cost of revenues and operating expenses to conform to the current presentation. These reclassifications reduced the previously reported gross profits by Rs. 190 million and Rs. 224 million, respectively, but did not have any impact on the reported net income.

5.	Until March 31, 2004, we reported an aggregate amount of selling, general and administrative expenses. We now report selling and marketing expenses and general and administrative expenses separately. Amounts reported in prior periods have been reclassified to conform to the current presentation.

6.	Losses from discontinued operations, net of tax for the years ended March 2001, 2002 and 2003, were Rs. 1 million, Rs. 127 million and Rs. 377 million respectively.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2005	Rs.	43.62	Rs.	44.87	Rs.	46.45	Rs.	43.27
2004		43.40		45.78		47.46		43.40
2003		47.53		48.36		49.07		47.53
2002		48.83		47.81		48.91		46.58
2001		46.85		45.88		47.47		43.63

     On June 9, 2005, the noon buying rate in the city of New York was Rs. 43.46.

     The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low
May 2005	Rs.	43.62	Rs.	43.21
April 2005		43.72		43.48
March 2005		43.70		43.44
February 2005		43.73		43.28
January 2005		43.82		43.35
December 2004		44.52		43.27

Capitalization and Indebtedness

     Not applicable.

Reasons for the Offer and Use of Proceeds

     Not applicable.

RISK FACTORS

     This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report.

     Risks Related to our Company and our Industry

     Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, complexity, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects, including those resulting from our clients’ or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

     Approximately 54% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

     Our net income increased 58% in the year ended March 31, 2005, as compared to the year ended March 31, 2004. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

     We have experienced significant growth in all our businesses. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

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

     Intense competition in the market for IT services could adversely affect our cost advantages, and, as a result, decrease our revenue.

     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT companies operating from China and the Philippines. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

     Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.

     Approximately 78% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

     Our hedging strategy could negatively impact our competitive positioning.

     We have entered into forward contracts to hedge a significant portion of our forecasted foreign currency inflows until March 2006. Although the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market.

     An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

     Approximately 68% of our Global IT Services and Products revenue is from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client requirements or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, and we could be liable to our clients for significant penalties or damages.

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

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.

     We currently have operations, including a development center, in Pune and New Mumbai in the State of Maharashtra, India. Recently, the Maharashtra state government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. The quality of our work force is critical to our business. If the legislation becomes effective, our ability to hire the most highly qualified technology professionals in the State of Maharashtra may be hindered.

     Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2003, March 31, 2004 and March 31, 2005, accounted for 8%, 5% and 4% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 36%, 33% and 27% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

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

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.

     A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. The U.S. Citizenship and Immigration Services has limited the number of H-1B visas that may be granted as of the 2004 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.

     The L-1 and H-1B Visa Reform Act of 2005 further proposes to preclude foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. In May 2005, the U.S. senate decided to defer legislation on the L-1 visas until later this year.

     Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

     Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.

     Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.

     Approximately 33% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

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

     We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

     We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

     We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

     As of March 31, 2005, we had contractual commitments of approximately Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     Currently, we have software development facilities in seven countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

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

     Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations

     In the United States, despite economic recovery, the unemployment levels have not declined significantly from the pre- economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the United States. Legislation has been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.

     Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.

     Our BPO services revenue depend to a large extent on a small number of clients, and our revenue could decline if a major client reduces the volume of services obtained from us.

     We currently derive, and believe we will continue to derive, a significant portion of our BPO services revenue from a limited number of corporate clients. The reduction in volume of work done to a major client could result in a reduction of our revenue. Since we recruit and train employees in anticipation of continued growth in volume, reduction in the volume of work from these major clients would adversely impact our gross margins.

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

     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

     Our earnings will be adversely affected upon adoption of an accounting policy to expense stock options based on fair value method.

     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS No. 123R as of April 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and operating results in the event that we make any future grants, and we are evaluating the magnitude of that impact. If we had amortized the stock based employee compensation expense determined under the fair value method of SFAS No. 123, our net income as reported for the years ended March 31, 2003, 2004 and 2005 would have been reduced by Rs. 2,988 million, Rs. 2,080 million and Rs. 1,244 million respectively.

     Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

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

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees or source talent from other low cost locations, like Eastern Europe, China or South-East Asia, wage increases in the long term may reduce our profit margins.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2003, 2004 and 2005 our tax benefits were Rs. 2,263 million, Rs. 2,925 million and Rs. 4,591 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years from April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (“STPI”). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million.

     On similar grounds, in March 2005, we received a demand from the tax authorities for Rs. 2,617 million, or approximately $ 60 million, including interest, in connection with the completion of the tax review for our fiscal year ended March 31, 2002.

     Based on our assessment of the merits of the claims, we have made a provision in the amount of Rs. 493 million or approximately $ 11.3 million, on our balance sheet. In the opinion of management, the remainder of the amounts referred to in the assessment orders are without merit. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.

     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

     After considering the provision made in the books based on our assessment, as of March 31, 2004 and March 31, 2005, our net exposure on these tax demands was Rs. 2,316 million and Rs. 4,738 million, or approximately $ 109 million, respectively.

     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the government of India could adversely affect our profitability.

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

     Political instability in the Indian government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in May 2004. The ruling coalition government, which has over last several years pushed significant economic reforms, was voted out of power and a new coalition government has come to the helm. The new government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous government. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     The new government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the Government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 200% of the net worth of the acquiring company and:

•	if the transaction consideration is paid in cash, up to 100% of the proceeds from an ADS offering; and

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the greater of $ 100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

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

     Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

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

Item 4. Information on the Company

History and Development of the Company

     Wipro Limited was incorporated in 1945 as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956, or the Companies Act. We are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.

     Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2005, 94% of our operating income was generated from our IT business segments. For the same period, Global IT Services and Products represented 89% of our operating income, India and AsiaPac IT Services and Products represented 5% of our operating income.

     In October 2000, we raised gross aggregate proceeds of approximately $ 131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. We used a portion of these proceeds to consummate the acquisition of Wipro BPO, Global Energy Practice and Wipro Nervewire.

     We incurred capital expenditure of Rs. 2,529 million, Rs. 4,135 million and Rs. 6,613 million during the fiscal years ended March 31, 2003, 2004 and 2005, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our Global IT Services and Products business segment. As of March 31, 2005, we had contractual commitments of Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely from internal sources of capital.

Business Overview

     We are a leading global IT services company. We were ranked as market leader in the October 2004 META Group’s METAspectrumSM report for offshore outsourcing. We have been ranked in the “Leader” segment of the METAspectrum analysis specifically due to our breadth and depth of services, strength in significant quality practices, awareness and reputation in the market, and high execution capabilities.

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

We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of our services includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro BPO Solutions Limited, or “Wipro BPO” formerly known as “Wipro Spectramind”, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others, for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services segment accounted for 75% of our revenue and 89% of our operating income for the year ended March 31, 2005.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 16% of our revenue and 5% of our operating income for the year ended March 31, 2005.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products for the Indian market. This business segment accounted for 6% of our revenue and 4% of our operating income for the year ended March 31, 2005.

Industry Overview

Global IT Services and Products

     The role of IT in transforming businesses and economies has been widely recognized. Changing economic and business conditions, rapid technological innovation, proliferation of the Internet and increasing globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk and manage operations more effectively.

     The shift in the role of IT from merely supporting business to transforming business, which is driving productivity gains and creating new business models, has increased the importance of IT to the success of companies worldwide. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. We have found that companies are now focused on moving data residing in disparate IT systems to the decision makers within the company real-time and in a seamless manner. Companies have recognized the transformational capabilities of real-time data and have started integrating IT processes with core business activities, with their clients and with their suppliers. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

     To serve these companies, there is an increasing need for highly skilled technology professionals in the markets in which we operate. IT service providers need cross functional teams of domain experts with deep industry knowledge and process and implementation specialists with technical expertise and application development skills. The cross functional teams should have the ability to integrate solutions across disparate IT systems.

     The focus for companies is on objective factors such as:

•	Providing decision makers with real-time data from disparate IT systems to enhance the effectiveness of decision the making process;

•	Realizing measurable cost efficiencies;

•	Realizing a defined return on investment on their IT spending;

•	Reducing the cycle time of introducing new software applications, commonly known as time-to- application advantage;

•	Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage; and

•	Increasing the focus on core activities by outsourcing IT infrastructure to integrated IT service providers.

     According to the Worldwide Services Spending Forecast, a report published by International Data Corporation, or IDC, in May 2005, the global IT services market is estimated to grow from approximately $ 383 billion in 2003 to approximately $512 billion by 2008, reflecting a compound annual growth rate, or CAGR, of 6%.

     Companies are increasingly using external professional services as an effective tool to meet their IT requirements. Outsourcing IT requirements enable companies to acquire high quality and cost competitive services. We believe that effective outsourcing provides various benefits, including lower total cost of ownership of IT infrastructure, better productivity from IT, converting a portion of fixed costs into variable costs and quick access to the latest technology. By deploying high-speed communications equipment, companies can access skilled IT services from remote locations to meet their complex IT requirements in a cost-effective manner.

     Increasing Trend Towards Offshore Technology Services. Companies are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. Technology companies have been outsourcing software research and development and related support functions to offshore technology service providers to reduce cycle time for introducing new products and services. These companies are now outsourcing a larger portion of their IT activities, including core software research and development activities, to offshore locations to access skilled resources at lower costs.

     According to Gartner’s Global Offshore Sourcing Predictions report published in June 2004, less than 3% of global corporate IT services spending are being globally sourced. By 2007, Gartner expects that the globally sourced component of IT services spending will be 7% of total global IT services spending.

     Pure play IT services is becoming a high-volume commoditized service offering. Indian IT service providers have traditionally addressed the application development and maintenance markets. The Indian IT service providers are now acquiring or developing consulting skills to effectively compete against leading global IT services companies as integrated service providers. Indian IT service providers are also benefiting from the growing trend of companies breaking up large IT services contracts into smaller components. The companies can diversify their vendor base, realize cost savings by off-shoring certain components and retain flexibility to ramp up or scale down IT operations lockstep with changing business requirements. Indian IT service providers can now compete more effectively against established IT services companies like Accenture, EDS and IBM.

     The India Advantage. We believe that India is a premiere destination for offshoring IT services. According to the June 2004 Gartner Strategic Analysis Report, titled India Maintains Its Offshore Leading Position, India will remain the dominant offshore service provider through 2008. According to the report, no other nation will have a double-digit share of global offshore service revenue.

     According to NASSCOM’s Strategic Review Report 2005, the total combined Indian IT services and IT-enabled services export market in fiscal 2005 was nearly $ 18 billion. According to NASSCOM’s Strategic Review Report 2005, the total Indian IT services and IT-enabled services export market is projected to grow to $ 48 billion by fiscal 2009.

     There are several key factors contributing to this growth of India-based IT services:

•	India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to a report by Dataquest published in October 2003, 75% of the world’s SEI-CMM Level 5-assessed development centers were located in India. According to NASSCOM’s Strategic Review Report 2005, out of the 275 companies which have various quality certifications, 75 are assessed at SEI-CMM Level 5.

•	SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2005, the Indian IT industry employed nearly 700,000 software professionals as of March 31, 2005, making it the second largest employer in the IT services industry after the United States. Approximately 250,000 engineering degree and diploma holders enter the workforce annually, with a majority of them entering the IT industry. According to this report, companies could expect total savings of 25% to 50% by using offshore processes primarily because of the differential in wages paid by these companies in comparison to their India-based counterparts. Although wages in India are rising at a faster pace, the labor rate differential is currently anticipated to remain a competitive advantage for Indian companies.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

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

     According to the March 2005 report published by IDC, titled “Worldwide and US Business Process Outsourcing (BPO) 2004-2008 forecast”, the worldwide spending on BPO services is expected to grow from $ 448 billion in 2004 to approximately $ 682 billion by 2008, a CAGR of 11%.

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

India and Asia Pac IT Services and Products

     The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. According to data published by IDC in its annual data release of August 2004, the domestic Indian IT market is estimated to grow to $ 16.2 billion by 2008 reflecting a CAGR of approximately 16% from 2005, when $ 10.2 billion was spent. The IT services market in India is expected to grow to approximately $4.75 billion in 2008 from $ 2.9 billion in 2005, representing a CAGR of 17%.

     In India, growth in demand for IT products and services is driven by the business process transformation initiatives in the banking and financial services sectors. In the telecommunication sector, demand for IT infrastructure is driven by deregulation and the business imperative to strengthen back end infrastructure processes to manage a significant growth in customer bases. Further, e-governance initiatives have increased demand for IT strategy consulting, IT products, network integration services and e-sourcing solutions.

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

Our Competitive Strengths

     We believe that the following are our principal competitive strengths:

     Comprehensive range of IT services

     We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 14 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

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

     Service offerings in emerging growth areas

     We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offering in this area and familiarized customers with the concept of remote network management. Today this comprises 7% of our revenues from Global IT Services and Products. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.

     Broad range of research and development services

     Our strengths in research and development services position us to take advantage of a recovery in global research and development spending. We are one of few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2005, Indian Research and Development services and software products exports are expected to grow from $ 2.3 billion in 2004 to grow to $ 8 billion by 2008, with a CAGR of 37%. This is higher than the 28% CAGR projected for IT / ITES Services by NASSCOM in their strategic review report. The annuity nature of revenues from research and development services helps in mitigating the cyclic nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported.

     Global delivery model

     One of our strengths is our global delivery model, which includes our offshore development centers, or ODCs, and our near shore development centers. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to international clients. Our global delivery model has many features that are attractive to our clients, including:

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

     Established track record with premier international customer base

     As of March 31, 2005, our Global IT Services and Products segment had over 421 active clients and 68% of our revenues of Global IT Services and products segment was derived from Fortune 500 clients. We had 65 clients that represented at least $5.0 million in revenues in the fiscal year ended March 31, 2005. We believe that having an established base of high quality, high technology clients provide us with the following competitive advantages:

•	The type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	Our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	Our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.

     Ability to access, attract and retain skilled IT professionals

     We continue to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices within a company. As of March 31, 2005, in our Global IT Services and Products business segment we had over 24,400 IT professionals and over 15,300 services professionals in our BPO services business. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and employee stock option plan and a productivity bonus plan since October 1999.

     Robust systems and processes to support growth in business

     We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. Our employee base in Global IT Services and Products segment grew from approximately 9,900 employees as on March 31, 2001 to approximately 41,800 employees as on March 31, 2005. During the same period, our revenues from Global IT Services and Products segment have grown from Rs. 17,816 million to Rs. 60,713 million.

     Broad distribution network and strong sales force in India

     We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 142 channel partners in over 80 locations, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 1.2 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

     Strong brand recognition in the Indian market

     We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 59 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

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

     Significantly expand our Global IT Services and Products business

     We expect to continue to grow our Global IT Services and Products business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following means:

•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing and network storage;

•	Increase our share of the total IT spending by our large customers through focused account management and more effective selling of all service lines to our existing customers;

•	Develop industry specific point solutions and use them as entry strategies by demonstrating industry knowledge and understanding of customer businesses and the benefits of outsourcing;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe.

•	Leverage our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

•	Expand our market presence by providing enterprise application integration and system integration services; and

•	Expand our business consulting services and position consulting services as strategic differentiator over other competing entities.

     Increase the number and penetration of Global IT Services and Products clients

     We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $ 1 million in annual revenues within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements. We intend to grow our BPO business by leveraging our existing client relationships to offer BPO services to clients of our Global IT Services and Products segment. We intend to expand our range of service offerings, migrate from providing solely rules-based processing activities to offering an entire set of enhanced processes, provide value- added services and partner with clients in business transformation initiatives.

     Focus on services-led growth in India and AsiaPac IT Services and Products segment

     We plan to grow in the IT market in India and AsiaPac by focusing on IT services. We believe that by offering clients a full service technology solution, including IT consulting, systems integration, support services, software and networking solutions along with branded hardware products, we can enhance our profitability significantly.

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

     In 2002, we acquired Wipro BPO. This acquisition facilitated our entry into the BPO business. As a result, we have been able to cross-sell services into each others’ client bases. We have positioned ourselves as integrated service providers with strong capabilities in BPO services, a unique value proposition which we believe most other competing IT service providers do not possess.

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

     Continue development of our deep industry knowledge

     We continue to build specialized industry expertise in the IT service industry. We combine deep industry knowledge with an understanding of our clients’ needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industries, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

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

     In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 24,400 IT professionals.

     Enterprise Solutions Business

     We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 and Global 500 companies to meet their business needs. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team to create customized solutions for delivering time to development advantage, cost savings and productivity enhancements. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate deficiencies in execution.

     We address the banking and financial services segment, the manufacturing sector, and the retail, energy and utilities industries through our broad range of service offerings. Our enterprise solutions division accounted for 58% of our Global IT Services and Products revenues for the fiscal years ended March 31, 2003 and 2004, and 56% of our Global IT Services and Products revenues for the fiscal year ended March 31, 2005.

     Our services include:

     Custom applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.

•	Development. We offer our software development services over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, a leading electronics company in the United States used to sell products of a particular division online. We helped the client to develop online sales capability at other divisions by building an oracle application interface with EDI systems, third-party softwares and third-party suppliers. Through this process, the client now obtains online information about inventory levels of various products, reconciles sales returns, credits and charge backs and generates automated invoices.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we assisted one of the world’s largest water companies in a strategic re-engineering initiative to streamline its IT operations to ensure better service delivery, improved customer relationship and closer links with business. Over a two year period, through a series of strategic initiatives, we enabled the client to realize significant cost savings and improvements in the quality of the IT applications. We followed a cycle of define, perform, review and refine for each of the IT applications assigned to us. We realized savings in the IT application support budget by consolidating IT applications to derive economies of scale and redistributing IT applications among third party vendors for optimum cost savings.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example for a leading integrated utility company which sells and delivers electricity and energy related products and services, we significantly reduced the cost of maintaining IT applications by rationalizing disparate IT applications, offshoring application maintenance work and automating certain processes to improve process efficiency.

     Enterprise application integration services. We implement packaged enterprise applications that integrate information in an organization with key business processes to improve the efficiency and effectiveness of our clients. Through strategic alliances with other vendors, we assist our clients in implementing services in the areas of enterprise resource planning, supply chain management and customer relationship management. For example, a leading utility company in the United Kingdom which supplies gas and electricity to residential and commercial centers was facing challenges of deregulation and wanted to improve their relationship with customers. We developed a technical architecture to integrate legacy systems with standard energy industry systems of ERP applications. The application now provides critical information on customer interactions across multiple channels and enables the client to develop a deeper understanding of customer requirements.

     Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes. For example, a leading specialty retailer of consumer electronics wanted to develop a deeper understanding of customer preferences and develop a customer centric business model for creating competitive advantages and sustaining growth. We developed an application to deliver data about customers segmented into demographics, buying patterns and profitability. We segmented 65 million customers into five critical segments based on 20 parameters. We integrated over three billion records of demographic information from POS terminals, rebates and warranties. We also developed organization wide performance trackers, rollup of profitability and cost metrics at various levels, including the store, product line and customer segments.

     Package Implementation. We use our expertise in package software to architect, implement and maintain client specific solutions. For example, we assisted a leading manufacturer of consumer electronics, communications and IT products in the United States to successfully implement an ERP application. The solution involved business process improvements across 26 cross-functional business units and plants, configuration for two different versions of ERP covering three time zones and two countries, and the training of over 300 users in multiple geographies.

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

     Technology Infrastructure Support Services

     Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our Global IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. For example, we assist a large insurance company in the United States, in monitoring the network, which supports 20,000 employees, independent contractors and independent agents, for any intrusion, scanning, breach of network by use of hacking tools or potential DOS attacks. We monitor and sustain firewalls by monitoring incident detection, incident response and incident notification systems, analysis of logs and MIS reporting. We formed this division at the end of 1998 and it accounted for 7% of our Global IT Services and Products revenues for the year ended March 31, 2005. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.

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

     Our research and development services division accounted for 36%, 32% and 33% of the Global IT Services and Products revenue for the fiscal years ended March 31, 2003, 2004 and 2005. Our services include:

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

     IT Professionals. We have approximately 10,000 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

     Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. For example, one of our clients, a European Leader in telematics products, wanted to develop a fully integrated infotainment system featuring global navigation system, GSM phone, audio, emergency services, internet access, voice activation and climate control. We designed a software application interface, using Object Oriented Design methodology, integrating multiple functionalities, comprised of human machine interface, functional modules (API layers), resource schedulers and graphics library. Our client was able to offer the product ahead of competition and maintain the technology leader position in the market.

     Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, hand held devices, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process-controlled equipment. For example, we helped one of our customers in Japan to gain first-mover advantage by providing mobile printing solution for business travelers. We created an extensive architecture, used device simulators for development and testing and managed the seamless migration of the solution to real-time environment. The solution interfaces with laptops and multiple other mobile devices to cater to needs of ‘anywhere printing’ solutions for an estimated 45 million business travelers across the globe every year.

     Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers.

     Business Process Outsourcing (BPO) services

     Wipro BPO is one of India’s largest third party offshore BPO providers. Wipro BPO enables clients to improve their quality of processes, reduce costs and realize benefits of scale. Our service offerings include:

•	Customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	Finance and accounting services, such as accounts payable and accounts receivable processing; and

•	Process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management.

     For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on the experience of our senior management team over the past ten years in migrating more than 390 remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase. For example, for one of the large broadband service providers in the United States, we have been providing outsourced technical support services. We now have 24x7 customer support facilities, whereas before it took 8-9 hours to start attending customer requirements. Call volume has increased by a multiple of 30 times from pilot stage and there is an overall increase in customer satisfaction.

     We have approximately 15,300 service professionals providing BPO services operating out of our offshore locations in Delhi, Mumbai, Chennai and Pune in India.

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

     The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from six to thirteen years This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.

     The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in Reading, in the U.K., Windsor, Ontario in Canada, Kiel in Germany, Tampere in Finland, Shanghai in China and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.

     Our Clients

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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2003	2004	2005
1-3 million	51	74	64
3-5 million	22	19	28
>5 million	30	44	65

Total	103	137	157

     For the fiscal years ended March 31, 2004 and 2005, the largest client of our Global IT Services and Products segment accounted for 5% and 4% of the revenues of Global IT Services and Products. For the same periods, the five largest clients of our Global IT Services and Products segment accounted for 20% and 16% of Global IT Services and Products revenues.

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

     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 169 to 185 personnel from March 31, 2004 to March 31, 2005. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

     Competition

     The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture, EDS, IBM Global Services and India based IT services companies such as Cognizant, Infosys, Satyam and Tata Consultancy Services.

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

India and AsiaPac IT Services and Products

     Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. Our suite of services and products consists of the following:

•	Technology products;

•	Technology integration, IT management and infrastructure outsourcing services;

•	Custom application development, application integration, package implementation and maintenance; and

•	Consulting.

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

     Technology integration and management services and outsourcing services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 22 years of experience and currently support approximately 350,000 systems with over 6,000 contracts, with approximately 4,500 IT professionals, including outsourced professionals. Our offerings include:

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

     We supplement our in-house resources with approximately 130 franchisees, whom we train, and provide support for to allow them to provide both Availability and Managed IT services. This allows us to grow our business substantially without corresponding increases in our personnel.

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

     Clients

     We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2005, we had close to 142 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.

     Sales and Marketing

     We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation to our sales team is comprised of salary and additional compensation linked to achievement of revenue or profit target and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2005, we had 365 sales and marketing staff.

     Competition

     The market for our services and products is highly competitive and rapidly changing. Our competitors include global players like IBM, Hewlett Packard, EDS, Dell and Indian companies such as TCS, HCL Infosystems and Infosys. We anticipate that Lenovo, which has acquired the PC business of IBM, will be a significant player in Indian IT products market. Global players like IBM and Hewlett Packard and to some extent Sun Microsystems have been increasingly focusing on increasing their presence in the Indian markets. Some of these competitors have secured large IT services contracts in India. We anticipate this competition to continue to grow as the demand for these services increases and we also expect additional companies to enter the Indian market.

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

     Products

     Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include the Santoor and Wipro Active line of talcum powders and the Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil and feeding bottles and Wipro Sanjeevani line of wellness products.

     Lighting. Our product line includes incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, software development centers and other industries.

     Hydrogenated cooking oils. Our product line consists of hydrogenated cooking oils, a cooking medium used in homes, and bulk consumption points like bakeries and restaurants. We sell this product under our brand name Wipro Sunflower, which was launched in the 1950s and has been a leading brand in western and southern India.

     Sales and Marketing

     We sell and market our consumer care products primarily through our distribution network in India, which has access to 1.5 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 29 sales offices located throughout India. We also have access to over 230,000 retail outlets for our lighting products.

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

     Raw Materials and Manufacturing

     The primary raw materials for many of our soap and hydrogenated oil products are agricultural commodities, such as vegetable oils. We normally purchase these raw materials domestically and internationally through various suppliers’ contracts. Prices of vegetable oils, agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors, which generally also affect our competitors.

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

Markets and Sales Revenue

Our revenues for the last three fiscal years by geographic areas are as follows:

					(In millions)
	Year ended March 31,
	2003		2004		2005
India	Rs.	12,141	Rs.	14,783	Rs.	19,350
United States		20,048		30,869		41,812
Europe		8,503		10,459		16,602
Rest of the world		2,158		2,323		3,589

	Rs.	42,850	Rs.	58,434	Rs.	81,353

Wipro GE Medical Systems Private Limited

     In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in South Asian markets after sales services for all GE Medical Systems products sold to them. Products offered in this market consist of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.

Intellectual Property

     Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information being developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

     Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, India has now complied with all World Trade Organization, or WTO, requirements, which means that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

     As of March 31, 2005, Wipro Limited and its subsidiaries held 180 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has more than 800 trademark applications pending in India. We have three registered trademarks in Japan, three registered trademark in the United States, four registered community trademarks and two trademark applications in the European Union, and two service mark applications pending in the United States. It is uncertain whether we will obtain registration for pending trademarks and service marks applications.

     We have three patent applications that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have twenty registered copyrights and seven pending copyright registrations in India. We also have ten designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

     On April 12, 2005, Wilmer Cutler, attorneys representing Wipro Werbeagentur GmbH an advertising company in Germany served on Wipro Ltd a letter alleging infringement. The letter alleged that Wipro Ltd’s use of its WIPRO name and trademark in Germany constitutes infringement of Wipro Werbeagentur GmbH’s rights. On April 27, 2005, Wipro Ltd has replied through its attorney denying the substantive allegations and asserted various defenses. Wipro Ltd has been served with an ex parte injunction on June 3, 2005. Wipro Ltd’s attorneys are moving the court to vacate the injunction. Although we believe that Wipro Werbeagentur GmbH’s allegations are without merit, the results of this claim cannot be predicted with certainty. Should we fail to prevail in this matter, our operations may be adversely affected in Germany only.

Effect of Government Regulation of our Business

     Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

     Finally, we are subject to several legislative provisions relating to the Prevention of Food Adulteration, Weights and Measures, Drugs and Cosmetics, Storage of Explosives, Environmental Protection, Pollution Control, Essential Commodities and operation of manufacturing facilities. Non-compliance with these provisions may lead to civil and criminal liability. We are and generally have been in compliance with these provisions.

     Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation of our business.

Organization Structure

     Wipro’s subsidiaries and affiliates are provided in the table below as at March 31, 2005.

	Country of	Percentage
Name	Incorporation	Held by Wipro
Spectramind Limited	Bermuda	100%
Spectramind Limited (1)	Mauritius	100%
Wipro Spectramind Services Limited (2), (3)	India	93%
Wipro Inc.	United States	100%
Enthink Inc. (4)	United States	98%
Wipro Japan KK	Japan	100%
Wipro Chandrika Limited	India	100%
Wipro Consumer Care Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro Trademarks Holding Limited	India	100%
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (5)	United Kingdom	—
Wipro Technologies UK Limited (6)	United Kingdom	—
Wipro HealthCare IT Limited	India	100%
Wipro Fluid Power Limited	India	98%
WeP Peripherals Limited	India	37.7%
Wipro GE Medical Systems Private Limited	India	49%
Wipro Shanghai Limited	China	100%
Spectramind Inc. (7)	United States	100%
Cygnus Negri Investments Pvt. Ltd. (8)	India	100%

1)	Owned through Spectramind Limited, Bermuda.

2)	Owned through Spectramind Limited, Bermuda and Spectramind Limited, Mauritius.

3)	Renamed as Wipro BPO Solutions Limited effective April 2005.

4)	Majority owned through Wipro Inc.

5)	Wholly owned through Wipro Holdings (Mauritius) Limited.

6)	Wholly owned through Wipro Holdings (UK) Limited.

7)	Wholly owned through Wipro Spectramind Services Limited.

8)	Wholly owned through Wipro Trademarks Holding Limited.

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

     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom, China and Japan. In addition, we have eleven sales and marketing offices in the United States.

     We operate ten manufacturing sites, aggregating approximately 12,83,570 square feet and approximately 4,037,975 square feet of land. We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry in India. We have leased on a long-term basis two facilities located in Waluj and Baddi in India. We have one software development facility in London, United Kingdom.

     Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

     We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

	Building	Land (1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Software Development Facilities
Bangalore (M.G.Road), Karnataka	56,000	—	Leased
Bangalore (ITPL), Karnataka	45,000	—	Leased
Bangalore (Koramangala 1), Karnataka	48,000	—	Leased
Bangalore (Koramangala 2), Karnataka	52,500	30,000	Owned
Bangalore (Madivala – 1), Karnataka	48,000	—	Leased
Bangalore (Madivala – 2), Karnataka	74,800	—	Leased
Bangalore (Madivala – 3), Karnataka	70,000	—	Leased
Bangalore (Madivala – 4), Karnataka	69,803	—	Leased
Bangalore (Electronic City 1), Karnataka	225,000	217,800	Long term lease
Bangalore (Electronic City 2), Karnataka (2)	430,000	522,000	Owned
Bangalore – SIRI Tech, Karnataka	42,272	—	Leased
Bangalore (Electronic City 4), Karnataka (2)	1,000,000	2,015,000	Owned
Bangalore (Sigma Infotech Park-Whitefield), Karnataka	45,800	—	Leased
Chennai (Guindy), Tamil Nadu	35,000	16,000	Owned
Chennai (Sholinganalur), Tamil Nadu	450,000	610,000	Owned

Cochin Info Park	11,956	—	Leased
Cochin Info Park	—	10,96,841	Long term lease
Mysore (Mettagalli Industrial Area), Karnataka	10,000	—	Owned
Carlton Towers, Bangalore, Karnataka	4,100	—	Leased
Okhla Industrial Estate, Delhi	139,991	—	Leased
Gurgaon-1, Haryana	6,000	—	Long term lease
Gurgaon – 2 & 3, Haryana	74,624	—	Long term lease
Hyderabad (Madhapur), Andhra Pradesh	250,000	196,000	Long term lease
Hyderabad (Manikonda), Andhra Pradesh (2)	900,000	1,300,000	Long term lease
Queens Plaza, SP Road, Hyderabad	55,970	—	Leased
Kolkatta (2)	350,000	522,000	Long term lease
New Mumbai (Belapur), Maharashtra	156,000	—	Long term lease
Pune, (Hinjawadi), Maharashtra	270,000	1,084,000	Long term lease
Secunderabad (Begumpet), Andhra Pradesh	40,000	—	Long term lease
Reading, United Kingdom	11,000	—	Leased
Stockholm, Sweden	9,400	—	Leased
Windsor, Canada	18,000	—	Leased
Kiel, Germany	3,745	—	Leased
Yokohoma, Japan	5,328	—	Leased
Shanghai, China	3,660	—	Leased
Tampere, Finland	2,500	—	Leased
Total	5,014,449	6,512,800

	Building	Land
Factories	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Amalner, Maharashtra	727,000	1,108,000	Owned
Bangalore, Karnataka	63,000	397,000	Owned
Tumkur, Karnataka	139,000	736,000	Owned
Hindupur, Andhra Pradesh	31,000	114,000	Owned
Guduvancherry, Chennai	90,000	80,000	Owned
Mysore, Karnataka	60,000	327,000	Owned
Thirubhvanai, Pondicherry	20,000	400,000	Owned
Waluj, Aurangabad	124,000	767,000	Long term lease
Thatanchavadi, Pondicherry	18,700	—	Owned
Baddi , Himachal Pradesh	10,871	108,979	Long term lease
Total	1,283,571	4,037,979

(1)	Includes land owned or held by us pursuant to a long term lease.

(2)	Facility partially completed

Material Plans to Construct, Expand and Improve Facilities

     As of March 31, 2005, we have capital commitments of $ 1,181 million ($ 27 million) related to the construction or expansion of our software development facilities. Additional expansion plans are currently intended to be funded by internal accruals.

Legal Proceedings

     In the ordinary course of business, we may from time to time become involved in certain legal proceedings. Except as otherwise described herein, Wipro Limited, our directors, executive officers and subsidiaries are not currently a party to any material legal proceedings. Please see the description of our tax proceedings before the Deputy Commissioner of Income, Tax, Bangalore, India, under the section tiled “Income Taxes” under Item 5 of this Annual Report, which information is incorporated herein by reference.

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

     We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of IT services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro BPO Solutions Limited, or “Wipro BPO” formerly known as “Wipro Spectramind”, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services and Products segment accounted for 75% of our revenue and 89% of our operating income for the year ended March 31, 2005.

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 16% of our revenue and 5% of our operating income for the year ended March 31, 2005.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 6% of our revenue and 4% of our operating income for the year ended March 31, 2005.

Our revenue and net income for the years ended March 31, 2003, 2004 and 2005 are provided below.

	Wipro Limited and its subsidiaries
	Years ended March 31,
	2003		2004		2005
	(in millions except earnings per share data)
Revenue	Rs.	42,849	Rs.	58,433	Rs.	81,353
Cost of revenue		(27,176)		(39,000)		(53,855)
Gross profit		15,673		19,433		27,498
Gross margins		37%		33%		34%
Operating income		9,486		10,901		17,857
Loss on direct issue of stock by subsidiary		—		(206)		(207)
Income from continuing operations		8,477		9,992		15,833
Loss from discontinued operations, net of tax		(378)		—		—
Net income		8,099		9,992		15,833
Earnings per share (Continuing operations)
Basic		12.22		14.40		22.76
Diluted		12.20		14.39		22.58
Earnings per share (Net income)
Basic		11.68		14.40		22.76
Diluted		11.66		14.39		22.58

     In June 2004, our shareholders approved a stock dividend, which was previously approved by our Board of Directors. The stock dividend declared was two equity shares for every one equity share outstanding on the record date. As each ADS represented one equity share of the Company, ADS holders also received two ADSs for every one ADS outstanding on the record date. Accordingly, we have issued 465,631,260 additional equity shares, which amount includes 6,419,576 additional ADSs issued in respect of outstanding ADSs on the record date, and have transferred an amount of Rs. 931 million from retained earnings to equity shares (and ADSs) on our balance sheet. Share and per share data for all periods reported have been adjusted to reflect the stock dividend, and the share and per share numbers reflected herein are post-stock dividend numbers.

     In April 2005, our Board of Directors has approved a stock dividend, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held in July 2005. If approved, the dividend to be declared is one equity share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

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

Acquisitions

Wipro BPO

     In July 2002, we acquired a controlling equity interest in Wipro BPO, a leading IT-enabled service provider in India providing remote processing services to large global corporations in the U.S., U.K. Australia and other developed markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Wipro BPO, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 11% of the outstanding equity shares for Rs. 441 million. The results of operations of Wipro BPO have been consolidated in our financial statements with effect from July 1, 2002.

     Similarly, during the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited.

     As the exercise price per option was less than our carrying value per share, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 207 million. In accordance with our accounting policy, this decline in carrying value has been included in the statement of income for the year ended March 31, 2005 as a loss on the direct issue of stock by a subsidiary.

     The shares issued as a result of the option exercises are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. Both we and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, we acquired 4,147,561 shares from the employees Wipro BPO for an aggregate consideration of Rs. 618 million. The excess of consideration paid over the carrying value of minority interest acquired amounting to Rs. 189 million has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, our ownership interest in Wipro BPO remains approximately at 93%.

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

     Our revenue and operating income by business segment are provided below for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
Revenue:
Global IT Services and Products	71%	75%	75%
India and AsiaPac IT Services and Products	19	16	16
Consumer Care and Lighting	7	6	6
Others	4	3	3
Reconciling items	(1)	—	—

	100%	100%	100%
Operating Income:
Global IT Services and Products	87%	85%	89%
India and AsiaPac IT Services and Products	6	7	5
Consumer Care and Lighting	4	5	4
Others	3	3	2
Reconciling items	—	—	—

	100%	100%	100%

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

Global IT Services and Products

	Year ended March 31,
	2003		2004		2005
			(in millions)
Revenue
Services	Rs.	30,444	Rs.	43,653	Rs.	60,525
Products		149		122		164
Total		30,593		43,775		60,689
Gross profit
Services		12,809		15,800		22,154
Products		46		44		15
Total		12,855		15,844		22,169
Selling and marketing expenses		(1,527)		(3,520)		(3,223)
General and administrative expenses		(2,633)		(2,493)		(2,739)
Research and Development expenses		(260)		(232)		(274)
Amortization of intangibles		(166)		(300)		(122)
Others, net		12		1		14
Operating income		8,281		9,300		15,825
Revenue growth rate over prior period		35%		43%		39%
Gross margin		42%		36%		37%
Operating margin		27%		21%		26%

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

     The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.

     The cost of revenue for products in our Global IT Services and Products segment primarily consists of the cost for products procured from third-party manufacturers.

     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2005, 75% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2005, 44% of the revenues of our IT services were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 30,267 million, Rs. 43,465 million and Rs. 60,713 million for the years ended March 31, 2003, 2004 and 2005 respectively.

India and AsiaPac IT Services and Products

	Year ended March 31,
	2003		2004		2005
			(in millions)
Revenue
Services	Rs.	2,240	Rs.	3,109	Rs.	4,709
Products		5,806		6,336		8,686
Total		8,046		9,445		13,395
Gross profit
Services		1,053		1,448		2,030
Products		706		693		871
Total		1,759		2,141		2,901
Selling and marketing expenses		(773)		(919)		(1,150)
General and administrative expenses		(510)		(492)		(788)
Others, net		63		31		7
Operating income		539		761		970
Revenue growth rate over prior period		16%		17%		42%
Gross margin		22%		23%		22%
Operating margin		7%		8%		7%

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer.

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

     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

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

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 8,041 million, Rs. 9,413 million and Rs. 13,404 million for the years ended March 31, 2003, 2004 and 2005 respectively.

Consumer Care and Lighting

	Year ended March 31,
	2003		2004		2005
			(in millions)
Revenue	Rs.	2,942	Rs.	3,567	Rs.	4,555
Gross profit		934		1,212		1,629
Selling and marketing expenses		(455)		(596)		(877)
General and administrative expenses		(58)		(72)		(82)
Amortization of intangible assets		—		(8)		(18)
Others, net		1		10		19
Operating income		422		546		671
Revenue growth rate over prior period		—		21%		28%
Gross margin		32%		34%		36%
Operating margin		14%		15%		15%

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

Amortization of Deferred Stock Compensation

     We use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant. We have elected to amortize the deferred stock compensation on a straight line basis over the vesting period of the equity shares .

     In the previous periods, equity shares were issued to our employees pursuant to our Wipro Equity Reward Trust (“WERT”). In June 2004, we established an option plan titled the Wipro Restricted Stock Unit Plan (“WRSUP 2004”) and a plan titled Wipro ADS Restricted Stock Unit Plan (“WARSUP 2004”). Options granted under these plans generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option held. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost.

     During the year ended March 31, 2005, we granted 4,896,298 options under the WRSUP 2004 plan and 791,800 options under the WARSUP 2004 Plan. The deferred compensation cost of Rs. 3,529 million arising from such grants will be amortized over the vesting period of five years.

     As a result of the above, we have amortized deferred stock compensation expenses of Rs. 52 million, Rs. 45 million and Rs. 354 million for the years ended March 31, 2003, 2004 and 2005 respectively.

     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.

     The allocation is as follows:

	Year ended March 31,
	2003		2004		2005
			(in millions)
Cost of revenue	Rs.	20	Rs.	15	Rs.	238
Selling and marketing expenses		15		14		49
General and administrative expenses		17		16		67

	Rs.	52	Rs.	45	Rs.	354

Amortization of Intangible Assets

     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 166 million, Rs. 308 million and Rs. 140 million for the years ended March 31, 2003, 2004 and 2005 respectively.

Foreign Exchange Gains, net

Foreign exchange gains, net, comprise:

•	exchange differences arising from the translation or settlement of transactions in foreign currency;

•	reclassification of gains or losses on derivative instruments, effective as cash flow hedges, from accumulated and other comprehensive income to net income on the occurrence of hedged transactions; and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.

Others, net

     Others, net, include net gains on the sale of property, plant, equipment, and other operating income.

Loss on Direct Issue of Stock by Subsidiary

     As of March 31, 2004, we held 93% of the outstanding equity shares of Wipro BPO. The remaining shares were held by the employees of Wipro BPO.

     As more fully described in Note 4 and 24 to the Notes to Consolidated Financial Statements, as of March 31, 2003, Wipro BPO had 9,329,762 equity shares subject to outstanding employee stock options issued under the Wipro BPO option plan. During the year ended March 31, 2004, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 per share and 839,015 options were exercised at a weighted average exercise price of Rs. 57 per share.

     As a result of these option exercises, our ownership interest in Wipro BPO was reduced from 100% to 93%. The exercise price for these options was less than our carrying value per share. Accordingly, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 206 million. In accordance with our accounting policy, we have included this decline in carrying value in the statement of income as a loss on the direct issue of stock by subsidiary.

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

     As of March 31, 2004, Wipro BPO had 4,745,731 employee stock options outstanding under the Wipro BPO option plan. During the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited.

     As the exercise price per option was less than our carrying value per share, the decline in the carrying value of our ownership interest of Rs. 207 million has been included in the statement of income for the year ended March 31, 2005 as a loss on the direct issue of stock by a subsidiary.

     The shares issued as a result of the option exercises are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. Both we and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, we acquired 4,147,561 shares from the employees of Wipro BPO for an aggregate consideration of Rs. 618 million, pursuant to the repurchase right. The excess of consideration paid over the value of minority interest acquired amounting to Rs. 189 million has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, our ownership interest in Wipro BPO remains at approximately 93%.

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

     WeP Peripherals Ltd. (WeP). We hold a 37.7% equity interest in WeP Peripherals Ltd.

Income Taxes

     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from units in designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2003, 2004 and 2005 our tax benefits were Rs. 2,263 million, Rs. 2,925 million and Rs. 4,591 million, respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday for units in Software Technology Parks over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

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

     For the year ended March 31, 2005, our effective tax rate was 14.5% and our Indian statutory tax rate for the same period was 36.6%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

     In March 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, in connection with the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, including interest. On similar grounds, in March 2005, we received a demand from the tax authorities of Rs. 2,617 million, including interest, upon completion of tax review for our fiscal year ended March 31, 2002. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.

     Although we currently believe we will ultimately prevail in our appeals, the results of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeals, or any subsequent appeals, in any reporting period, the operating results and financial position of such reporting period could be materially adversely affected. After considering the provision made in the books based on our assessment, the net exposure on these tax demands as of March 31, 2004 and March 31, 2005, is Rs. 2,316 million and Rs. 4,738 million, respectively.

     The Indian Finance Act 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT and other similar taxes enacted in the future by the government of India could adversely affect our profitability.

Results of Operations

     Years ended March 31, 2005 and 2004

     Revenue. Our total revenues increased by 39% from Rs. 58,433 million for the year ended March 31, 2004 to Rs. 81,353 million for the year ended March 31, 2005. This was driven primarily by a 40%, 42%, 28% and 35% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

     Global IT Services and Products revenue increased by 40% from Rs. 43,465 million for the year ended March 31, 2004 to Rs. 60,713 million for the year ended March 31, 2005. This increase in revenues of our Global IT Services and Products business segment was attributable to a 41% increase in revenue from enterprise services, a 45% increase in revenue from technology services and a 56% increase from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

     In our Global IT Services and Products business segment, we added 130 new clients during the year ended March 31, 2005. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 137 as of March 31, 2004 to 157 as of March 31, 2005.

     India and AsiaPac IT Services and Products revenue increased by 42% from Rs. 9,413 million for the year ended March 31, 2004 to Rs. 13,404 million for the year ended March 31, 2005. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 38% from Rs. 6,305 million for the year ended March 31, 2004 to Rs. 8,695 million for the year ended March 31, 2005. The increase is attributable to an increase in revenue from traded products by 100% partially offset by a decline in revenues from manufactured products by 25%.

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 52% from Rs. 3,108 million in the year ended March 31, 2004 to Rs. 4,709 million for the year ended March 31, 2005. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 28% from Rs. 3,567 million for the year ended March 31, 2004 to Rs. 4,555 million for the year March 31, 2005. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

     Revenue from Others increased by 35% from Rs. 1,988 million for the year ended March 31, 2004 to Rs. 2,681 million for the year ended March 31, 2005. This was primarily due to a 41% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

     Gross Profit. As a percentage of total revenue, gross profit increased marginally by 1% from 33% for the year ended March 31, 2004 to 34% for the year ended March 31, 2005. This was primarily on account of increase in gross profit as a percentage of revenue from our Global IT Services and Products segment from 36% for the year ended March 31, 2004 to 37% for the year ended March 31, 2005 and increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 2% from 34% for the year ended March 31, 2004 to 36% for the year ended March 31, 2005. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products was around 22% for the years ended March 31, 2004 and 2005. Gross margins of Others remained constant at 29% for the years ended March 31, 2004 and 2005.

     The gross profit as a percentage of revenues of Global IT Services and Products has increased by 1% from 36% of revenue for the year ended March 31, 2004 to 37% of revenue for the year ended March 31 2005. This increase is primarily due to a 2% increase in the proportion of services rendered offshore, a 7% increase in our onsite billing rates and a 6% increase in our offshore billing rates. This increase was partially offset by a decline in average exchange rates at which the revenue has been realized and an increase in compensation for offshore employees as a part of our compensation review in March 2004 and November 2004 and amortization of deferred compensation cost arising from the grant of options in October 2004.

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the year ended March 31, 2004 and 2005. This was primarily on account of a decline in gross profits as a percentage of revenue from the Services segment of our India and AsiaPac IT Services and Products by 4% from 47% for the year ended March 31, 2004 to 43% for the year ended March 31, 2005. This decline was offset by an increase in the proportion of revenues from the Services segment, which typically have a higher gross margin compared to the Products segment. The gross profits as a percentage of revenues from the Products component of our India and AsiaPac IT Services and Products remained constant at 10%.

     As a percentage of Consumer Care and Lighting revenue, gross profit increased by 2% from 34% for the year ended March 31, 2004 to 36% for the year ended March 31, 2005. This was due to increase in the proportion of revenues from soap products which have higher margins than the other products.

     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 188 million from Rs. 5,278 million for the year ended March 31, 2004 to Rs. 5,466 million for the year ended March 31, 2005. The increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 231 million and increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 281 million was partially offset by a decline in selling and marketing expenses in our Global IT Services and Products business by Rs. 297 million and in Others including reconciling items by Rs. 27 million.

     Selling and marketing expenses for our Global IT Services and Products business segment declined by 8% from Rs. 3,520 million for the year ended March 31, 2004 to Rs. 3,223 million for the year ended March 31, 2005. The decline of Rs. 297 million in selling and marketing expenses is primarily due to two factors: first, lower expenditure on advertisement and travel, and second, selling and marketing expenses for the year ended March 31, 2004 included Rs. 120 million of special incentive bonus paid to employees of our Global Energy Practice and Wipro Nervewire, the businesses we acquired in December 2002 and May 2003 respectively.

     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 25% from Rs. 919 million for the year ended March 31, 2004 to Rs. 1,150 million for the year ended March 31, 2005. This was primarily due to two factors: first, increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and increase in compensation costs as part of compensation review in April 2004 and October 2004, and, second, increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

     Selling and marketing expenses for Consumer Care and Lighting increased by 47% from Rs. 596 million for the year ended March 31, 2004 to Rs. 877 million for the year ended March 31, 2005. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment.

     Selling and marketing expenses for Others, including reconciling items, have declined by 11% from Rs. 243 million for the year ended March 31, 2004 to Rs. 216 million for the year ended March 31, 2005.

     General and administrative expenses. General and administrative expenses increased 18% from Rs. 3,172 million for the year ended March 31, 2004 to Rs. 3,744 million for the year ended March 31, 2005. This increase was primarily on account of increase in general and administrative expenses of our Global IT Services and Products business by Rs. 246 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 296 million, increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 10 million and increase in general and administrative expenses of Others including reconciling items by Rs. 20 million.

     General and administrative expenses for our Global IT Services and Products business segment increased by 10% from Rs. 2,493 million for the year ended March 31, 2004 to Rs. 2,739 million for the year ended March 31, 2005. The increase of Rs. 246 million in general and administrative expenses is primarily due an increase in compensation costs and additional expenditure on new common facilities.

     General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 60% from Rs. 492 million for the year ended March 31, 2004 to Rs. 788 million for the year ended March 31, 2005. This was primarily due to an increase in compensation costs as part of compensation review in April 2004 and October 2004, an increase in the provision for doubtful receivables and an increase in the loss on sale of trade receivables due to increase in sale of trade receivables.

     General and administrative expenses for Consumer Care and Lighting increased by 14% from Rs. 72 million for the year ended March 31, 2004 to Rs. 82 million for the year ended March 31, 2005.

     General and administrative expenses for Others, including reconciling items, have increased by 17% from Rs. 115 million for the year ended March 31, 2004 to Rs. 135 million for the year ended March 31, 2005.

     Operating income. As a result of the foregoing factors, operating income increased by 64% from Rs. 10,901 million for the year ended March 31, 2004 to Rs. 17,857 million for the year ended March 31, 2005. Operating income of Global IT Services and Products increased by 70% from Rs. 9,300 million for the year ended March 31, 2004 to Rs. 15,825 million for the year ended March 31, 2005. Operating income of India and AsiaPac IT Services and Products increased by 27% from Rs. 761 million for the year ended March 31, 2004 to Rs. 970 million for the year ended March 31, 2005. Operating income of Consumer Care and Lighting increased by 23% from Rs. 546 million for the year ended March 31, 2004 to Rs. 671 million for the year ended March 31, 2005. Operating income of Others, including reconciling items, increased by Rs. 97 million from Rs. 294 million for the year ended March 31, 2004 to Rs. 391 million for the year ended March 31, 2005.

     Other income, net. Other income, net, declined from Rs. 868 million for the year ended March 31, 2004 to Rs. 800 million for the year ended March 31, 2005. The decline in other income is primarily due to a decline in investment yields partially offset by an increase in the average quantum of investments during the year ended March 31, 2005.

     Income taxes. Income taxes increased by 67% from Rs. 1,611 million for the year ended March 31, 2004 to Rs. 2,694 million for the year ended March 31, 2005. Our effective tax rate increased from 13.8% for the year ended March 31, 2004 to 14.5% for the year ended March 31, 2005. The increase in effective tax rate is primarily on account of an increase in the proportion of income being subject to tax.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2004 and 2005 was Rs. 96 million and Rs. 158 million respectively.

     Equity in earnings of affiliates of Rs. 158 million for the year ended March 31, 2005 comprises equity in earnings of Wipro GE of Rs. 126 million and equity in earnings of WeP Peripherals of Rs. 32 million. Equity in earnings of affiliates of Rs. 96 million for the year ended March 31, 2004 comprises equity in earnings of Wipro GE of Rs. 56 million and equity in earnings of WeP Peripherals of Rs. 40 million.

     Net Income. As a result of the foregoing factors, net income increased by 58% from Rs. 9,992 million for the year ended March 31, 2004 to Rs. 15,833 million for the year ended March 31, 2005.

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

     Global IT Services and Products revenue increased by 44% from Rs. 30,267 million for the year ended March 31, 2003 to Rs. 43,465 million for the year ended March 31, 2004. This increase is attributable primarily to two factors. First, we acquired Wipro BPO in July 2002, Global Energy Practice in December 2002 and Wipro Nervewire in May 2003. Second, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 49% increase in revenue from enterprise services, a 36% increase in revenue from technology services and a 122% increase, on a comparable basis, from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

     In our Global IT Services and Products business segment we added 123 new clients during the year ended March 31, 2004. The total number of clients that individually accounted for over Rs. 1 million run rate in revenue increased from 103 as of the year ended March 31, 2003 to 137 as of the year ended March 31, 2004.

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

Second, the revenues for the year ended March 31, 2004, are higher by Rs. 1,123 million due to adoption of guidance in EITF Issue No. 00-21, in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003.

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 39% from Rs. 2,240 million in the year ended March 31, 2003 to Rs. 3,109 million in the year ended March 31, 2004. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 21% from Rs. 2,942 million for the year ended March 31, 2003 to Rs. 3,567 million for the year ended March 31, 2004. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

     Revenue from Others increased by 24% from Rs. 1,599 million for the year ended March 31, 2003 to Rs. 1,988 million for the year ended March 31, 2004. This was primarily due to a 34% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

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

     Selling and marketing expenses. Selling and marketing expenses increased by 81% from Rs. 2,915 million for the year ended March 31, 2003 to Rs. 5,278 million for the year ended March 31, 2004. The total increase in selling and marketing expenses of Rs. 2,363 million was attributable to an increase of Rs.1,993 million in Global IT Services and Products, Rs. 146 million in India and AsiaPac IT Services and Products, Rs. 141 million in Consumer Care and Lighting and Rs. 83 million in Others.

     Selling and marketing expenses for our Global IT Services and Products business segment increased by 131% from Rs. 1,527 million for the year ended March 31, 2003 to Rs. 3,520 million for the year ended March 31, 2004. Selling and marketing expenses include selling and marketing expenses for Wipro BPO, the business we acquired in July 2002, Global Energy Practice, the business we acquired in December 2002, and Wipro Nervewire, the business we acquired in May 2003. The increase of Rs. 1,993 million in selling and marketing expenses is primarily due to an increase in the average number of sales and marketing personnel from 139 in the year ended March 31, 2003 to 170 in the year ended March 31, 2004, an increase in the proportion of local hires in our sales and marketing team, who typically have a higher remuneration package, an increase in compensation costs as part of compensation review in October 2003, special inventive bonus paid to the employees of Global Energy Practice and Wipro Nervewire and an increased focus on promoting the IT Services brand.

     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 19% from Rs. 773 million for the year ended March 31, 2003 to Rs. 919 million for the year ended March 31, 2004. This was primarily due to an increase in the number of sales and marketing personnel for this business segment and an increase in compensation costs as part of compensation review in October 2003.

     Selling and marketing expenses for Consumer Care and Lighting increased by 31% from Rs. 455 million for the year ended March 31, 2003 to Rs. 596 million for the year ended March 31, 2004. This was primarily due to the increase in sales promotion expenses for this business segment.

     Selling and marketing expenses for Others, including reconciling items, has increased by 52% from Rs. 160 million for the year ended March 31, 2003 to Rs. 243 million for the year ended March 31, 2004. The increase was primarily due to compensation review in October 2003 and increased expenditure on brand promotion.

     General and administrative expenses. General and administrative expenses declined by 3% from Rs. 3,277 million for the year ended March 31, 2003 to Rs. 3,172 million for the year ended March 31, 2004. The total decline in general and administrative expenses of Rs. 106 million was attributable to a decline of Rs. 140 million in Global IT Services and Products, Rs. 18 million in India and AsiaPac IT Services and Products partially offset by an increase in the general and administrative expenses of Rs. 14 million in Consumer Care and Lighting and Rs. 38 million in Others.

     General and administrative expenses for our Global IT Services and Products business segment declined by 5% from Rs. 2,633 million for the year ended March 31, 2003 to Rs. 2,493 million for the year ended March 31, 2004. The decline for Rs. 140 million is primarily on account of cost control initiatives.

     General and administrative expenses for our India and AsiaPac IT Services and Products business segment declined by 4% from Rs. 510 million for the year ended March 31, 2003 to Rs. 492 million for the year ended March 31, 2004 is primarily on account of cost control initiatives.

     General and administrative expenses for Consumer Care and Lighting increased by 24% from Rs. 58 million for the year ended March 31, 2003 to Rs. 72 million for the year ended March 31, 2004.

     General and administrative expenses for Others, including reconciling items, has increased by 49% from Rs. 77 million for the year ended March 31, 2003 to Rs. 115 million for the year ended March 31, 2004.

     Operating income. As a result of the foregoing factors, operating income increased by 15% from Rs. 9,486 million for the year ended March 31, 2003 to Rs. 10,901 million for the year ended March 31, 2004. Operating income of Global IT Services and Products increased by 12% from Rs. 8,281 million for the year ended March 31, 2003 to Rs. 9,300 million for the year ended March 31, 2004. Operating income of India and AsiaPac IT Services and Products increased by 41% from Rs. 539 million for the year ended March 31, 2003 to Rs. 761 million for the year ended March 31, 2004. Operating income of Consumer Care and Lighting increased by 29% from Rs. 422 million for the year ended March 31, 2003 to Rs. 546 million for the year ended March 31, 2004. Operating income of Others, including reconciling items, increased by 20% from Rs. 256 million for the year ended March 31, 2003 to Rs. 308 million for the year ended March 31, 2004.

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

     Other income, net. Other income, net, increased from Rs. 718 million in the year ended March 31, 2003 to Rs. 868 million for the year ended March 31, 2004. Other income for the year ended March 31, 2003 includes interest payable by tax authorities on tax refunds due upon completion of tax assessments of Rs. 54 million. Other income for the year ended March 31, 2004 includes gain on sale of property of Rs. 107 million. Other income has increased primarily due to an increase in the average quantum of investment, partially offset by a decline in average return on investments.

     Income taxes. Income taxes increased by 20% from Rs. 1,342 million for the year ended March 31, 2003 to Rs. 1,611 million for the year ended March 31, 2004. Our effective tax rate increased from 13.6% in the year ended March 31, 2003 to 13.8% for the year ended March 31, 2004. The increase in effective tax rate is primarily on account of a higher proportion of income being subject to foreign taxes and the provision of Rs. 274 million in respect of earlier years. The Finance Act, 2002 had subjected 10% of all income derived from units located in “Software Technology Parks” to income tax for a one year period ending March 31, 2003 and consequently in the year ended March 31, 2003 10% of all income derived from units located in “Software Technology Parks” was subject to income tax. For the year ended March 31, 2004 income derived from units located in “Software Technology Parks” is not subject to income tax.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2004 was Rs. 96 million against loss of Rs. 355 million for the year ended March 31, 2003. Equity in earnings of affiliates of Rs. 96 million in the year ended March 31, 2004 comprises equity in earnings of Wipro GE of Rs. 56 million and equity in earnings of WeP Peripherals of Rs. 40 million. Equity in losses of affiliates of Rs. 355 million for the year ended March 31, 2003 is attributable to the share in losses of Rs. 371 million in Wipro GE partially offset by equity in earnings of WeP Peripherals of Rs. 16 million.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 18% from Rs. 8,477 million for the year ended March 31, 2003 to Rs. 9,992 million for the year ended March 31, 2004.

Liquidity and Capital Resources

     As of March 31, 2005, we had cash and cash equivalents of Rs. 5,671 million, investments in liquid and short-term mutual funds of Rs. 22,958 million and an unused line of credit of approximately Rs. 1,900 million. To utilize the line of credit we need to comply with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

     Cash provided by operating activities for the year ended March 31, 2005 was Rs. 19,006 million against Rs. 10,815 million in the year ended March 31, 2004. The increase was primarily due to increase in operating profits and greater focus on working capital management.

     Cash used in investing activities for the year ended March 31, 2005 was Rs. 11,496 million. The cash was used primarily on purchases of liquid and short-term mutual funds, capital expenditures and acquisitions. Cash provided by operating activities was used to meet the capital expenditure of Rs. 6,613 million.

     Cash used in financing activities for the year ended March 31, 2005 was Rs. 5,138 million. During the year ended March 31, 2005 dividends of Rs. 7,576 million have been paid to shareholders. As of March 31, 2005, the short term borrowings from Banks were Rs. 564 million. The short term borrowings are against the line of credit by banks and are used to bridge the temporary mismatches in cash flows.

     We have proposed to pay an annual cash dividend of Rs. 5 per share on equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout of approximately Rs. 3,500 million.

     As of March 31, 2005 we had contractual commitments of Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.

     For Wipro BPO, 4,637,375 shares issued as a result of option exercises during the year ended March 31, 2005 are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. The right can be exercised only after six months from the date of option exercise. The shares were acquired in April 2005.

     In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse. As at March 31, 2005, we have transferred financial assets of Rs. 738 million.

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

     Contractual obligations

     The table of future payments due under contractual commitments as of March 31, 2005, aggregated by type of contractual obligation, is given below:

In Rs. million

	Total contractual
	payment	Payments due in
		2005-06	2006-08	2008-10	2010 onwards
Capital Commitments	1,181	1,181	—	—	—
Non-cancelable operating lease obligation	646	103	231	220	92
Purchase obligations	1,203	1,199	4	—	—

     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

Research and Development

     Our research and development efforts are primarily in the emerging technology areas like home networking, content commerce, collaboration and knowledge management. We seek to gain expertise in these areas and develop solutions. Further, through our “centers of excellence”, we seek to gain domain expertise in specific industries and use our expertise in developing industry specific solutions. For example, we are currently working in the areas like residential gateway and wireless local area networks based on 802.11 standards. We have also developed solutions like “iDesk,” which facilitates creation of an employee self-service portal, and “Flow-brix”, our work flow solution.

     Research and development expenditures for the years ended March 31, 2004 and 2005 were Rs. 232 million and Rs. 274 million ($ 6 million), respectively.

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

     Gross profit as a percentage of revenues in Global IT Services and Products increased from 36% in the year ended March 31, 2004 to 37% in the year ended March 31, 2005. We anticipate difficulty in further improving our profits due to:

•	Our ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

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

     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM and HP have identified India as a key focus area. The gross margins in the products component of this business segment remained constant at 10% for the years ended March 31, 2004 and 2005.

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

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Recent accounting pronouncements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award as of the date of grant. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.

     SFAS No. 123R is effective for fiscal year beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. The cumulative effect of initially applying this Statement, if any, is recognized in the first fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS No. 123R from April 1, 2006.

     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the fair value of those awards on the date of grant calculated under Statement 123.

     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

     If we had amortized the stock-based employee compensation expense determined under the fair value method, our net income as reported for the year ended March 31, 2004 and 2005 would have been reduced by Rs. 2,080 million and Rs. 1,244 million, respectively.

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

Product Revenue

     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.

     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these Fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.

     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.

     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract.

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

     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.

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

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.

     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2005, the U.S. branch’s net assets amounted to approximately $ 80 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.

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

Derivatives and Hedge Accounting, and Exchange Rate Risk

     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur.

     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.

     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.

     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.

     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

     As of March 31, 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Our directors and executive officers, their respective ages and positions as of March 31, 2005 are as follows:

Name	Age	Position
Azim H. Premji	59	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok Ganguly	69	Director
B.C. Prabhakar	68	Director
Dr. Jagdish N. Sheth	66	Director
Vivek Paul	46	Vice Chairman of the Board and Executive Officer
Narayanan Vaghul	68	Director
Prof. Eisuke Sakakibara	63	Director
P.M. Sinha	64	Director
Suresh C. Senapaty	48	Chief Financial Officer, and Executive Vice President-Finance
Pratik Kumar	39	Vice President, Human Resources
Suresh Vaswani	45	President, Wipro Infotech
Vineet Agrawal	43	President, Wipro Consumer Care & Lighting
Ranjan Acharya	47	Vice President, Human Resources Development
Tamal Dasgupta	54	Corporate Vice President & Chief Information Officer
Girish S. Paranjpe	47	President-Finance & Insurance, Wipro Technologies
Sudip Banerjee	45	President-Enterprise Solutions, Wipro Technologies
Dr. A.L. Rao	56	President-Telecom Solutions

Name	Age	Position
Ramesh Emani	48	President-Embedded & Product Engineering Solutions, Wipro Technologies

     Azim H. Premji has served as our Chief Executive Officer, Chairman of the Board and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University.

     Dr. Ashok Ganguly has served as one of our directors since January 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd, a business process outsourcing company, and, since September 2003, as the Chairman of ABP Pvt Ltd, a media and publishing company. From August 1996 to March 2003, he served as the Chairman of ICI India Limited, a manufacturing company. Dr. Ganguly also currently serves as a Director on the Central Board of the Reserve Bank of India and Hemogenomics Pvt Ltd. He is also a non-executive Director of British Airways plc, Mahindra & Mahindra Ltd., ICICI Knowledge Park Ltd. and Tata AIG Life Insurance Co. Ltd. More recently, Dr. Ganguly was appointed as a member of India’s Prime Minister’s Council for Trade and Industry as well as a member of the Government of India’s Investment Commission. Dr. Ganguly holds a B.S. in Chemistry from Bombay University and a Master of Science, or M.S. and a Doctor of Philosophy degree, or Ph.D. from the University of Illinois.

     B.C. Prabhakar has served as one of our directors since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a Bachelor of Arts, or B.A. in Political Science and Sociology and an LL.B. from Mysore University in India.

     Dr. Jagdish N. Sheth has served as one of our directors since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth has also been a director of Norstan, Inc., a manufacturing company, since September 1995, and of Pac West Telecomm, a telecommunications company, since July 1999. Dr. Sheth is also on the boards of Cryo-Cell International Inc., a blood stem cell bank, and Shasun Chemicals & Drugs Limited, a pharmaceutical company. Dr. Sheth holds a Bachelor of Commerce, or B. Com from Madras University in India, and a Master of Business Administration, or M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

     Vivek Paul has served as one of our directors, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering or B.E. from the Birla Institute of Technology and Science, Pilani in India, and an M.B.A. from the University of Massachusetts, Amherst.

     Narayanan Vaghul has served as one of our directors since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985. Mr. Vaghul is also on the boards of Mahindra & Mahindra Ltd., Mahindra Industrial Park Limited, Air India Limited, Air India Transport Services Limited, Air India Engineering Services Limited, Nicholas Piramal India, Ltd., Technology Network (India) Pvt. Ltd, Himatsingka Seide Limited, Apollo Hospitals Enterprise Limited and Asset Reconstruction Company (India) Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra & Mahindra Ltd. and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Com. in Banking from Madras University in India.

     Prof. Eisuke Sakakibara has served as one of our directors since January 2002. He has been a Professor of Economics in Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971, and was a visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997, he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

     Priya Mohan Sinha became a director of our company on January 1, 2002. He has served as the President of PepsiCo International South Asia, since 1995 and as Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1988 and November 1992 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Currently, he is also on the Boards of ICICI Bank Limited, Lafarge India, Indian Oil Corporation Limited, Azim Premji Foundation Pvt. Ltd. and is

Chairman, Bata India Limited. Mr. Sinha holds a B.A. from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

     Suresh C. Senapaty has served as our Chief Financial Officer and Corporate Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.

     Pratik Kumar has served as our Corporate Vice President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B. A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

     Suresh Vaswani has served as President of Wipro Infotech since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

     Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, and an M.B.A from Bajaj Institute of Management Studies, Mumbai.

     Ranjan Acharya has served as Vice President-Human Resources Development since April 2002, and has served with us in other positions since July 1994. Mr. Ranjan Acharya holds a B.S. from Pune University and an M.B.A. from Symbiosis Institute of Business Management, Pune, India.

     Tamal Dasgupta has served as Corporate Vice President and Chief Information Officer since March 2000. Mr. Dasgupta holds a B.Com. from Calcutta University and is a Fellow Member of the Institute of Chartered Accountants of India, and has completed CPA from Maryland, U.S.

     Girish S Paranjpe has served as President – Finance & Insurance of Wipro Technologies since October 2000, and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

     Sudip Banerjee has served as President-Enterprise Solutions of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr. Sudip holds a B.A. from Delhi University and Diploma in Management from All India Management Association.

     Dr. A.L. Rao has served as President-Telecom & Internetworking Solutions Vertical of Wipro Technologies since October 2000 and has served with us in other positions since August 1980. Dr. Rao holds a B.S., M.S. and Ph.D. in Nuclear Physics from Andhra University in India.

     Ramesh Emani has served as President-Embedded & Product Engineering Solutions of Wipro Technologies since October 2003, and has served with us in other positions since November 1983. Mr. Emani holds a B.Tech. from Jawaharlal Nehru Technology University, Hyderabad and Master of Technology, or M.Tech. from IIT, Kanpur.

Compensation

Director Compensation

     Our Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee of $ 45.85 (Rs. 2,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders, as follows:

1.	Dr. Ashok Ganguly receives approximately $ 18,340 (Rs. 800,000) per year.

2.	Narayanan Vaghul receives approximately $ 18,340 (Rs. 800,000) per year.

3.	Prof. Eisuke Sakakibara receives approximately $ 40,000 (Rs. 1,744,800) per year.

4.	Dr. Jagdish N. Sheth receives approximately $ 25,000 (Rs. 1,090,500) per year.

5.	P. M. Sinha receives approximately $ 22,925 (Rs. 1,000,000) per year.

6.	B. C. Prabhakar receives approximately $ 9,170 (Rs. 400,000) per year.

     In the fiscal year ended March 31, 2005, we paid an aggregate of $ 133,775 (Rs. 5,835,300) as commission to our non-employee directors.

     Executive Compensation

     The annual compensation of our executive directors is approved by the Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by the Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2005 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation
	Salary and	Commission/
Name	allowances	Incentives (1)	Housing (2)	Others (3)
Azim H. Premji	$61,076	$404,590	$36,107	$19,194

Vivek Paul	459,999	1,185,638	—	11,909

Pratik Kumar	71,010	32,465	—	1,228

Suresh C. Senapaty	101,931	56,814	—	3,324

Vineet Agrawal	128,193	—	12,819	1,404

Sudip Banerjee	88,543	42,113	—	9,592

Girish S. Paranjpe	88,634	44,402	7,879	979

Tamal Dasgupta	71,245	31,251	459	1,249

Dr. A.L. Rao	95,693	45,895	—	2,681

Ranjan Acharya	70,093	31,407	—	5,702

Suresh Vaswani	99,847	47,857	4,401	5,027

Ramesh Emani	102,516	44,636	—	2,040

1.	Azim H. Premji and Vivek Paul were paid commissions at the rate of 0.1% and 0.3% respectively, on our net profits computed in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2005.

3.	The figure includes a subsidy of $ 4,808 to Azim H. Premji, for interest payments on his independent housing loan.

Long Term Compensation

		No. of
		Equity
		Share/ADS
		Options		No. of
		Granted		RSU/ADS
	Deferred	during the	Grant	RSUs		Grant	Expiration
Name	benefits(1)(2)	year	Price	granted		price	Date
Azim H. Premji	$70,858	—	—	—		—	—

Vivek Paul	69,000	—	—	75,000	*	0.04	October 2010

Pratik Kumar	7,939	—	—	12,000		0.04	October 2010

Suresh C. Senapaty	11,675	—	—	12,000		0.04	October 2010

Vineet Agrawal	8,282	—	—	12,000		0.04	October 2010

Sudip Banerjee	11,136	—	—	14,000		0.04	October 2010

Girish S. Paranjpe	10,969	—	—	14,000		0.04	October 2010

Tamal Dasgupta	8,051	—	—	8,000		0.04	October 2010

Dr. A.L. Rao	10,360	—	—	14,000		0.04	October 2010

Ranjan Acharya	8,146	—	—	10,000		0.04	October 2010

Suresh Vaswani	10,543	—	—	14,000		0.04	October 2010

Ramesh Emani	10,737	—	—	14,000		0.04	October 2010

*	Represents ADS RSUs.

1.	Deferred benefits payable to other employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a Pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Providend Fund and Miscellaneous Provisions Act, 1952.

Deferred benefits, in the case of Mr. Vivek Paul, are comprised of our contribution to a Deferred Compensation Plan. We have a Deferred Compensation Plan in place, and a Participation Agreement with Mr. Paul. Contributions made by us under this Deferred Compensation Plan are managed by an irrevocable Trust whose trustees are appointed by the us under a Trust Agreement. Wells Fargo NA has been appointed as a Trustee of the Trust. We make a contribution of 15% of the base salary of Mr. Paul to the Trust and Mr. Paul is also eligible to contribute up to 15% of his base salary and up to 100% of his commission under the Deferred Compensation Plan to the Trust. The Trust will make payouts upon compliance with specific conditions prescribed in the Plan and related agreements.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

2.	In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lump sum of $ 8,023 (Rs. 350,000) as a gratuity payment for each of our employees, other than Mr. Paul, at the time of separation, death, disability or retirement, subject to complying with certain conditions.

     We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

Board Composition

     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2005, we had eight directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors.

     The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2007	2 years and seven months
Vivek Paul	July 25, 2009	5 years
Dr. Jagdish Sheth	Annual General Meeting 2006	Retirement by rotation
Dr. Ashok Ganguly	Annual General Meeting 2005	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2007	Retirement by rotation
N. Vaghul	Annual General Meeting 2007	Retirement by rotation
Prof. Eisuke Sakakibara	Annual General Meeting 2005	Retirement by rotation
P. M. Sinha	Annual General Meeting 2006	Retirement by rotation

Option Grants

     There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years ended March 31, 2004 and 2005. Details of options granted to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Option Exercises and Holdings

     Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2005. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Terms of Employment Arrangements and Indemnification Agreements

     Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at a General Meeting of Shareholders. Each of our employee directors have signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from a two to five year period, but either we or the employee director may generally terminate the agreement upon six months notice to the other party.

     The terms of our employment arrangements with Azim H. Premji, Vivek Paul, Pratik Kumar, Suresh C. Senapaty, Vineet Agrawal, Suresh Vaswani, Sudip Banerjee, Tamal Dasgupta, Dr. A.L. Rao, Sudip Banerjee, Vineet Agrawal and Ramesh Emani provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

     Our employment arrangement with Vivek Paul also provides that if his employment with us is terminated for reasons other than legal, ethical or company policy violations, we will pay a severance payment equal to twenty-four months base salary plus benefits payable for that period. The severance payment is payable in monthly installments consistent with our established payroll policies over a twenty-four month period following the date notice of termination is served. These payments will cease if Mr. Paul obtains new employment within the twenty-four months. Further, upon termination of service for reasons other than legal, ethical or company policy violations, Mr. Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the Wipro Equity Reward Trust. Mr. Paul must exercise his right to receive these shares within three months from the date of his termination.

     We also have entered into agreements to indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person’s services as our director or officer, including claims which are covered by the Insurance Policy on Director’s and Officer’s Liability Insurance taken by the Company.

Board Committee Information

     Audit Committee

     The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary objective of our Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process – by our management, including our internal auditors and our independent registered public accounting firm – and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process and process for monitoring the compliance with related laws and regulations. Our Audit Committee recommends to our shareholders the appointment of our independent registered public accounting firm and reviews and approves the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent auditors and our accounting practices. The Audit Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee

     Our Audit Committee held four meetings during our 2005 fiscal year. Our Audit Committee has adopted a charter. The charter is filed as Exhibit 99.3 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com. See Item 18 of this Annual Report for the report of the Audit Committee.

     Compensation and Benefits Committee

     The Compensation and Benefits Committee of our Board of Directors, which was formed in 1987, determines the salaries, benefits for our employees, directors and senior officers, and administers the stock option grants issued by our company. The Compensation and Benefits Committee also administers our compensation plans. The Compensation and Benefits Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Compensation and Benefits Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Compensation and Benefits Committee.

     Our Compensation Committee held four meetings during our 2005 fiscal year. Our Compensation Committee has adopted a charter. The charter is filed as Exhibit 99.4 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com.

     Nomination and Corporate Governance Committee

     The Nomination and Corporate Governance Committee of our Board of Directors, which was formed in 2002, develops and recommends our Board a set of corporate governance guidelines applicable to our company, implements the policies and processes relating to corporate governance principles and the self evaluation process for our Board and Committees, ensures that appropriate procedures are in place to assess Board membership needs and recommends potential director candidates to our Board of Directors. The Nomination and Corporate Governance Committee is comprised of the following three non-executive directors:

Mr. Ashok Ganguly	-	Chairman of the Nomination and Corporate Governance

Committee

Messrs. N. Vaghul and P.M. Sinha	-	Members of the Nomination and Corporate Governance

Committee

     Our Nomination and Corporate Governance Committee held one meeting during our 2005 fiscal year. Our Nomination and Corporate Governance Committee has adopted a charter. The charter is filed as Exhibit 99.5 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com.

     Employees

     As of March 31, 2005, we had over 46,500 employees, including over 24,400 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

     Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of the business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.

     Recruiting

     We hire entry level graduates from both the top engineering and management universities in India, as well as more experienced lateral hires from employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within Wipro Limited, all new openings are first offered to our current employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

     Training

     Each of our new recruits must attend a seven week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 82 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management, Bangalore, Birla Institute of Technology & Science, Pilani, Symbiosis Institute of Business Management, Pune and others, to provide special skill set training in areas such as Business Skills and Project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.

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

Share Ownership

     The following table sets forth, as of March 31, 2005, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2005. The number of shares presented in the table below also reflects the adjusted figure from our 2-for-1 stock dividend approved by our shareholders in June 2004. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which, was Rs.43.62 per $ 1.00. The share numbers and percentages listed below are based on 703,570,522 equity shares outstanding as of March 31, 2005.

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant Price
Name	owned	Owned	Granted	($)	Date of expiration

Azim H. Premji (1)	584,893,630		—	—	—

Vivek Paul	132,200	*	45,000 54,000 75,000 75,000	18.49 13.7917 12.1333 0.04	August 2006 October 2006 February 2008 October 2010

B. C. Prabhakar (2)	1,500	*	—	—	—

Dr. Jagdish Sheth	—	—	—	—	—

Dr. Ashok Ganguly	—	—	—	—	—

N. Vaghul	—	—	—	—	—

Prof. Eisuke Sakakibara	—	—	—	—	—

P. M. Sinha	—	—	—	—	—

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant Price
Name	owned	Owned	Granted	($)	Date of expiration

Suresh C. Senapaty	44,250	*	7,200 15,000 2,700 12,000	14.16 12.11 13.79 0.04	June 2006 February 2008 October 2006 October 2010

Pratik Kumar	12,750	*	4,500 12,000 2,250 12,000	14.16 12.11 13.79 0.04	June 2006 February 2008 October 2006 October 2010

Vineet Agrawal	51,460	*	4,500 26,250 12,000	14.16 12.11 0.04	June 2006 February 2008 October 2010

Suresh Vaswani	56,242	*	9,800 5,850 15,000 14,000	8.29 14.16 12.11 0.04	September 2005 June 2006 February 2009 October 2010

Sudip Banerjee	30,400	*	5,850 10,800 1,800 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Girish S. Paranjpe	5,450	*	5,850 15,000 2,250 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Dr. A.L. Rao	78,830	*	6,750 9,000 2,700 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Tamal Dasgupta	4,200	*	2,700 8,400 900 8,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant Price
Name	owned	Owned	Granted	($)	Date of expiration

Ranjan Acharya	22,900	*	3,600 9,000 10,000	14.16 12.11 0.04	June 2006 February 2009 October 2010

Ramesh Emani	38,500	*	6,750 12,000 2,700 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

     * Represents less than 1% of the shares.

     (1) Includes 163,129,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 162,508,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 162,122,400 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 20,521,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 26,897,100 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 20,820,300 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 717,300 shares held jointly by Mr. Premji and members of his immediately family and 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership, the 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     (2) The shares are jointly held with an immediate family member of Mr. Prabhakar.

OPTION PLANS

     ADS Restricted Stock Unit Plan 2004 (ADS option)

     Our ADS Restricted Stock Unit Plan 2004, or 2004 ADS unit plan, provides for the grant of options to our eligible employees and directors. The creation of our 2004 ADS unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. The 2004 ADS unit plan became effective on June 11, 2004, and unless terminated sooner, the 2004 ADS unit plan will terminate automatically on June 10, 2014. A total of 6,000,000 ADSs, representing 6,000,000 equity shares (as adjusted for corporate action from time to time), are currently reserved for issuance pursuant to the plan.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2004 ADS unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of ADSs to be covered by each ADS option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the plan and the ADS options granted pursuant to the plan. The plan does not confer any right to the participant with respect to participant’s status as an employee with the Company.

     The 2004 ADS unit plan does not allow for the transfer of units and only the participant may exercise a unit during his or her lifetime. The vesting period for the units under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested units prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of units granted under the 2004 ADS unit plan will be determined by the committee.

     The 2004 ADS unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

     Wipro Employee Restricted Stock Unit Plan 2004

     Our Wipro Restricted Stock Unit Plan 2004, or 2004 unit plan, provides for the grant of options to eligible employees and directors. The creation of our 2004 unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. Our 2004 unit plan became effective on June 11, 2004, and unless terminated sooner, the plan will terminate automatically on June 10, 2014. A total of 6,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the plan.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2004 unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2004 stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the Plan and options granted pursuant to the Plan. The plan does not confer any right to the participant with respect to continuing the participant’s status as an employee with the Company.

     The 2004 unit plan does not allow for the transfer of units and only the participant may exercise a unit during his or her lifetime. The vesting period for the units under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested units prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of units granted under the 2004 unit plan will be determined by the committee.

     The 2004 unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

     2000 ADS Option Plan

     Our 2000 ADS option plan provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial U.S. tax treatment, and non-statutory stock options. The 2000 ADS option plan was approved by our Board of Directors in September 2000 and by our shareholders on April 26, 2000. Unless terminated sooner by our Board, the 2000 ADS option plan will terminate automatically in September 2010. A total of 4,500,000 ADSs, representing 4,500,000 equity shares (as adjusted for corporate actions from time to time), are currently reserved for issuance under the 2000 ADS option plan. All options under the 2000 ADS option plan will be exercisable for ADSs. Either our Board of Directors or a committee of our Board of Directors administers the 2000 ADS option plan. The committee has the power to determine the terms of the options granted, including the exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 2000 ADS option plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 2000 ADS option plan.

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

     2000 Employee Stock Option Plan

     Our 2000 stock plan provides for the grant of stock options to eligible employees and directors. The creation of our 2000 stock plan was approved by our Board of Directors on April 26, 2000, and by our shareholders on July 27, 2000. The 2000 stock plan became effective on September 15, 2000, and unless terminated sooner, the 2000 stock plan will terminate automatically on September 15, 2010. A total of 75,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the 2000 stock plan. All options under the 2000 stock plan will be exercisable for our equity shares.

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

     The 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under the 2000 stock plan will be determined by the committee. The term of options granted under the 2000 stock plan may not exceed six years.

     The 2000 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

     1999 Employee Stock Option Plan

     Our 1999 stock plan provides for the grant of stock options to eligible employees and directors. The 1999 stock plan was approved by our Board of Directors on April 30, 1999 and by our shareholders on July 29, 1999. Unless terminated sooner, the 1999 stock plan will terminate automatically on July 28, 2009. A total of 15,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the 1999 stock plan. All options under the 1999 stock plan will be exercisable for our equity shares.

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

     The 1999 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under the 1999 stock plan will be determined by the committee. The term of options granted under the 1999 stock plan may not exceed six years.

     The 1999 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

     Wipro Equity Reward Trust

     We established the Wipro Equity Reward Trust, or WERT, in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

     The WERT is administered by a board of trustees that generally consists of between two and six members as appointed by us. We select eligible employees to receive grants of shares and other compensation from the WERT and communicate this information to the WERT. We select employees based upon various factors, including, without limitation, an employee’s performance, period of service and status. The WERT awards the number of shares that each employee is entitled to receive out of the shares we issued to the WERT at its formation. We also determine the time intervals that an employee may elect to receive them. The shares issued under the WERT are generally not transferable for a period of four years after the date of issuance to the employee. Shares from the WERT are issued in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the four-year period, complete ownership of the shares is transferred to the employee.

     If employment is terminated by death, disability or retirement, his or her restricted shares are transferred to the employee’s legal heirs or continue to be held by the employee, as the case may be, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased.

     The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2005, the WERT holds 4,007,880 of our outstanding equity shares in its own name and holds 115,323 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 61,350 shares not yet jointly registered in the names of the WERT and participating employees.

Item 7. Major Shareholders And Related Party Transactions

Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2005, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2005 are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 703,570,522 equity shares outstanding as of March 31, 2005.

		Number of Shares
	Class of	beneficially held as of
Name of Beneficial Owner	Security	March 31, 2005	% of Class
Azim H. Premji (1)	Equity	584,893,630	83.13

Hasham Traders	Equity	163,129,500	23.19

Prazim Traders	Equity	162,508,500	23.10

Zash Traders	Equity	162,122,400	23.04

(1)	Includes 163,129,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 162,508,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 162,122,400 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 20,521,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 26,897,100 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 20,820,300 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 717,300 shares held jointly by Mr. Premji and members of his immediately family and 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2005, are held by approximately 15,164 holders of record in the United States.

     Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI.

Currently, 6.31% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

     Our major shareholders do not have a differential voting right with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.

Related Party Transactions

     Terms of Employment Arrangements and Indemnification Agreements. We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a description of the agreements that we have entered into with our directors and executive officers.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The following financial statements and the Auditor’s Report appearing under item 18 in this Annual Report for the fiscal year ended March 31, 2005 are incorporated herein by reference:

•	Report of the independent registered public accounting firm;

•	Consolidated Balance Sheet as of March 31, 2004 and 2005;

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2003, 2004 and 2005; and

•	Notes to the Consolidated Financial Statements.

Legal Proceedings

     Please see the section tiled “Legal Proceedings” under Item 4 of this Annual Report for this information, which is incorporated herein by reference.

Dividends

     Although the amount varies, public companies in India typically pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

     For the years ended March 31, 2002 and 2003, we paid cash dividends of Rs. 0.33 and Rs. 0.33 per equity share respectively. For the year ended March 31, 2004, we paid a final dividend of Rs. 1.33 per equity share and a one time dividend of Rs. 8.34 per equity share. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

     Our Board of Directors has approved a stock dividend, commonly known as an issue of bonus shares in India, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held on July 21, 2005. If approved, the stock dividend to be declared is one equity share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value of Rs. 2 per share.

     The Board of Directors has, subject to the approval of the shareholders at the forthcoming Annual General Meeting in July 2005, recommended a final dividend of Rs. 5 ($ 0.11) per equity share for the year ended March 31, 2005. This dividend will be payable to the shareholders who are on the records of the Company as of the opening hours of July 1, 2005.

Significant Changes

     None.

Item 9. The Offer and Listing

Price History

     Our equity shares are traded on The Stock Exchange, Mumbai or BSE and The National Stock Exchange of India Limited, or NSE. During the year, pursuant to the approval of our Board and shareholders, we de-listed our equity shares from The Cochin Stock Exchange Ltd., Bangalore Stock Exchange Limited, The Stock Exchange-Ahmedabad and The Delhi Stock Exchange Association Ltd., in India. We have also applied for de-listing our equity shares from the Kolkatta Stock Exchange Association Limited and await the approval. Our American Depository Shares, as evidenced by American Depository Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

     As of March 31, 2005, we had 703,570,522 issued and outstanding equity shares. As of March 31, 2005, there were approximately 15,674 record holders of ADRs evidencing 10,288,425 ADSs (equivalent to 10,288,425 equity shares). As of March 31, 2005, there were approximately 98,198 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the periods prior to June 2004 are re-stated to reflect the stock dividend issued by the Company in June 2004 in the ratio of 2:1.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	($)	($)	(Rs.)	(Rs.)	($)	($)	($)	($)

Fiscal Year ended March 31,

2005	777.00	400.00	17.81	9.17	774.80	396.00	17.76	9.07	25.70	11.61

2004	620.33	263.75	14.29	6.08	623.33	265.80	14.36	6.12	19.80	6.09

2003	625.00	354.33	13.15	7.45	625.00	354.33	13.15	7.45	13.43	7.41

2002	655.00	255.00	13.78	5.37	658.00	253.00	13.84	5.32	14.67	5.66

2001	1973.00	431.67	41.52	9.08	1974.67	442.33	41.55	9.31	22.81	10.35

Quarter Ended

March 31, 2005	765.00	625.00	17.54	14.33	760.00	610.35	17.42	13.99	25.10	19.62

December 31, 2004	777.00	597.00	17.81	13.69	774.80	593.10	17.76	13.59	25.70	18.90

September 30, 2004	611.50	481.20	14.02	11.03	611.80	470.00	14.03	10.77	19.14	14.75

June 30, 2004	558.00	400.00	12.79	9.17	570.00	396.00	13.07	9.07	17.01	11.61

March 31, 2004	620.33	450.00	14.22	10.31	623.33	450.00	14.29	10.31	19.80	12.60

Quarter ended

December 31, 2003	600.00	391.67	13.76	8.98	600.67	393.33	13.77	9.02	16.33	9.33

September 30, 2003	451.66	279.33	10.35	6.40	444.33	280.45	10.19	6.43	10.38	6.90

June 30, 2003	436.30	263.75	10.00	6.05	435.67	265.80	9.99	6.09	10.00	6.09

Six Months Ended

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	($)	($)	(Rs.)	(Rs.)	($)	($)	($)	($)

(monthly for last six months)
May 31, 2005	733.20	590.25	16.80	13.53	734.00	544.00	16.83	12.47	21.50	18.23

April 30, 2005	698.00	571.10	16.00	13.09	696.00	570.00	15.96	13.07	21.34	17.59

March 31, 2005	734.45	625.00	16.84	14.33	734.95	624.15	16.85	14.31	22.44	19.9

February 28, 2005	719.95	661.00	16.51	15.15	728.00	661.90	16.69	15.17	23.83	20.60

January 31, 2005	765.00	625.00	17.54	14.33	760.00	610.35	17.42	13.99	25.10	19.62

December 31, 2004	777.00	723.20	17.81	16.58	774.80	733.00	17.76	16.80	25.70	22.50

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.finance.yahoo.com.

Plan of Distribution

     Not applicable.

Markets

     Trading Practices and Procedures on the Indian Stock Exchanges

     BSE and NSE (Exchanges) together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

     Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on Exchanges normally takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. Exchanges also have separate online trading systems and separate clearing houses.

     BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a brokers’ strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members. The trading of our equity shares on the BSE has been suspended. There have been no closures of the Indian Stock Exchanges in response to “panic” trading or large fluctuations. On May 17, 2004, Exchanges have observed that there were wide fluctuations in the prices of various securities / SENSEX/Nifty, thereby resulting in a halt in the trading activity at the exchanges on two occasions, as per the Securities and Exchange Board of India or SEBI prescribed guidelines on Circuit Breakers.

     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI has moved to a T+2 settlement system, and is subsequently planning to move to a T+1 settlement system.

     In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. There are generally no restrictions on price movements of any security on any given day. In order to restrict abnormal price volatility, the SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price as follows:

     Market Wide Circuit Breakers: Market wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted.

     Price Bands: Price Bands are circuit filters of 20% movements either up or down and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.

     SEBI amendment to the SEBI (DIP) Guidelines, 2000

     In the event of book built issues in an Initial Public Offering, or IPO, it has been decided to increase the allocation to Retail Individual Investors (RIIs) from the existing 25% to 35%, and to correspondingly reduce the allocation to Non-Institutional Investors (NIIs) from the existing 25% to 15%. Further, if the book built issues are made pursuant to the requirement of mandatory allocation of 60% to QIBs in terms of Rule 19(2)(b) of the Securities Contract Regulations Rules, 1956, the respective figures shall be 30% of the RIIs and 10% for NIIs.

     The RII at present is defined in value terms as one who can apply for shares up to a maximum amount of Rs. 50,000. SEBI has redefined the RII as one who can apply for up to Rs. 1,00,000.

     Reduction in the bidding period

     To effect a change in the existing bidding period, which may not exceed 10 business days subject to a three day extension in case of a revision in price bands, SEBI has decided to reduce the bidding period from the current 5-10 business day period (including holidays) to a 3-7 business day period.

     Disclosure of Price Band/Floor Price in case of listed companies

     The existing DIP guidelines requires all issuers (whether listed or unlisted) making a public issue through the book building process to disclose the price band/floor price in the Red Herring Prospectus/application form. SEBI has also decided to give an option to listed issuers to either disclose the price band in the red herring prospectus or application form or to disclose the price band/floor price at least one day before the bid opens.

     Listing

     The SEBI has promulgated regulations creating an independent self-regulatory authority called the Central Listing Authority, or the CLA. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the CLA. However, currently the CLA is not fully operational.

     The National Stock Exchange of India Limited

     The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2005 was approximately Rs. 15.85 trillion, or approximately $363 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement take place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. As of April 30, 2005, the NSE had 894 members comprised of 44 individual members, 790 corporates/institutions, 49 firms and 11 subsidiaries of regional stock exchanges.

     The Stock Exchange, Mumbai

     The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2005 was approximately Rs. 17.31 trillion or approximately $396 billion. The BSE began allowing online trading in May 1995. As of March 31, 2005, the BSE had 771 members, comprised of 202 individual members, 550 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

     Derivatives

     Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of the SEBI.

     Depositories

     The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders; The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form. The SEBI has rationalized the cost structure for dematerialization by removing account opening charges, transaction charges for credit of securities, and custody charges as provided in their circular dated January 28, 2005.

     Securities Transaction Tax

     A brief description of the securities transaction tax and capital gains treatment under India law is provided under the section “Taxation”.

Item 10. Additional Information

Share Capital

     Our authorized share capital is Rs. 1,750,000,000 divided into 750,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2005, 703,570,522 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding.

Memorandum and Articles Of Association

     Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956 all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India, with Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Articles of Association, and Memorandum of Association, of Wipro Limited that are included as exhibits to our registration statement on Form F-1 filed with the Securities and Exchange Commission on September 26, 2000.

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

     The remuneration payable to our directors may be fixed by our Board of Directors in accordance with provisions of the Companies Act, and the rules and regulations prescribed by the Government of India.

Objects and Purposes of Our Memorandum of Association

     The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:

•	To purchase or otherwise acquire and take over any lands.

•	To carry on the business of extracting vegetable oil.

•	To manufacture and deal in hydrogenated vegetable oil.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists and metallurgists.

•	To carry on the trade or business of manufacturing and distributing chemical, synthetic and organic products.

•	To carry on business as manufacturers, exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on research and development activities on all aspects related to products business and objects of our company.

•	To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves, and any other conveniences or erection suitable for any of the purpose of our company.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of metal working and manufacturing.

•	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which we are authorized to carry on or possessed of any property or rights suitable for our purposes.

•	To manufacture or otherwise acquire and deal in containers and packing materials of any kind.

•	To apply for, purchase or otherwise acquire any patents, inventions, licenses, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention.

•	To purchase or otherwise acquire, manufacture, and deal in all raw materials, stores, stock-in-trade, goods, chattels and effects.

•	To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise.

•	To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, for all or any of the purposes within the objects of our company.

•	To enter into any arrangement with any governments or authorities.

•	To provide for the welfare of persons in the employment of our company, or formerly engaged in any business acquired by our company, and the wives, widows, families or dependants of such persons.

•	To undertake, carry out, promote and sponsor rural development, including any program for promoting the social and economic welfare or uplift of the public in any rural area.

•	To undertake, carry out, promote and sponsor or assist in any activity for the promotion and growth of the national economy and for discharging what the directors may consider to be the social and moral responsibilities of our company to the public or any section of the public.

•	From time to time, to subscribe or contribute to any charitable, benevolent or useful object of a public nature.

Description of Equity Shares

Dividends

     Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act,1956 read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

     The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to the Investor Education and Protection Fund created by the Indian Government. After the transfer to this fund, such unclaimed dividends can not be claimed.

     Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending upon the dividend percentage to be declared in such year.

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

Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the company’s profit and loss account, to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Audit and Annual Report

     At least 21 days before the Annual General Meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

     A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the meeting.

     Consolidation and Subdivision of Shares

     The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

     Preemptive Rights, Issue of Additional Shares and Distribution of Rights

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted, it is deemed to have been declined. The Board of Directors is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company. Holders of ADSs may not be permitted to participate in any such offer.

     If we ever plan to distribute additional rights to purchase our equity shares, we will give prior written notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, subject to all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly, rather than new ADSs.

     The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

     The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

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

     Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and changes in certain clauses in the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. As per the Companies Act, not less than two-third of the directors of a public company shall retire by rotation and be appointed by the shareholders in the general meeting.

Liquidation Rights

     Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

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

Liability on Calls

     Not applicable.

Discriminatory Provisions in Articles

     There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

Meetings of Shareholders

     We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, excluding the days of mailing and date of the meeting, prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place if so determined by our Board of Directors. Our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person.

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

Limitations on the Rights to Own Securities

     The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities, imposed by Indian law are discussed in Item 10 of this Annual Report, under the section titled “Currency Exchange Controls” and is incorporated herein by reference.

Voting Rights of Deposited Equity Shares Represented by ADSs

     Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

     As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (a) such information as is contained in such notice of meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders of ADRs, and (c) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

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

Register of Shareholders; Record Dates; Transfer of Shares

     We maintain a register of shareholders. The register of shareholders in electronic form is maintained through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

     Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants appointed by depositories established under the Depositories Act, 1996. Upon delivery, the equity shares shall be registered in the name of the relevant depository on our books and this depository shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depository. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depository.

     The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depository facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board or National Company Law Tribunal.

     Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Indian Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board or National Company Law Tribunal may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board or National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Bangalore, Karnataka, India.

Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

     An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with prescribed rules, regulations and conditions of the Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act and the provisions of the Buy-back Regulations.

Disclosure of Ownership Interest

     Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depositary Agreement to be entered into by such holders, the company and a depositary.

Provisions on Changes in Capital

     Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in Item 10 of this Annual Report. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Takeover Code and Listing Agreements

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 20% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in a target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by the Securities and Exchange Board of India. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested in a manner specified in the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

     An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates to 5%, 10%, 14%, 54% and 74% of the voting rights. The creeping acquisition limits provided under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, have been changed to 5% with effect from October 1, 2002 in any fiscal year.

     Although the provisions of the listing agreements entered into between us and the Indian Stock Exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depository Agreement to be entered into by such holders, our company and a depositary.

     The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company, and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the Board of Directors of a target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit into an escrow account a percentage of the total consideration, which amount will be forfeited if the acquire does not fulfill his obligations. In addition, the Takeover Code introduces the “chain principle” by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each listed subsidiary companies.

     The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter is taking over a financial weak company, but not to a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financial weak company” is a company which has at the end of the previous financial year accumulated losses, which have resulted in the erosion of more than 50% but less than 100% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

     The Takeover Code does not apply to acquisitions involving the acquisition of shares, as follows;

•	by allotment in a public/rights issue (subject to compliance with certain terms and conditions);

•	pursuant to an underwriting agreement;

•	by registered stockbrokers in the ordinary course of business on behalf of customers;

•	in unlisted companies provided it does not result in an indirect acquisition of a listed entity;

•	pursuant to a scheme of reconstruction or amalgamation;

•	pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985, or;

•	in terms of the guidelines or regulations regarding delisting of securities specified or framed by SEBI.

     The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledge. The tender offer requirements under the Takeover Code do not apply to the acquisition of ADSs so long as such ADSs are not converted into equity shares. However, the acquisition of ADSs (irrespective of conversion into underlying equity shares) is subject to disclosure and reporting requirements under the Takeover Code.

     A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.

     Material Contracts

     We are a party to various employment arrangements and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a further description of the employment arrangements and indemnification agreements that we have entered into with our directors and executive officers.

Currency Exchange Controls

     Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India under FEMA 1999. The Regulations have been published pursuant to Notification No. FEMA 20/2000-RB dated May 3, 2000. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India, provided that the transferee has obtained permission of the Central Government if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs.

     A person resident outside India may transfer securities of an Indian company to a person resident in India by way of gift. However, where such transfer is not by way of gift, prior approval of the RBI is necessary only if certain prescribed conditions are not met. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor should obtain an approval of Central Government and thereafter make an application to RBI for permission only if certain conditions are not met. In such cases, the RBI may permit the transfer subject to such terms and conditions, including the price at which the sale may be made.

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

     The Reserve Bank of India, or RBI, has issued a notification directing that Indian companies may utilize up-to 100 percent of proceeds realized from the sale of ADSs for overseas investments.

     In February 2002, the RBI issued a circular stating that the terms of Regulation 4A of the Reserve Bank of India Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

     The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares” (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

     These guidelines provide that a re-issuance of ADSs/GDSs is permitted to the extent of ADSs/GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS, (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; and (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares.

     The procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of “Head Room” (i.e., the number of ADSs/GDSs originally issued minus number of ADSs/GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) after the purchase, the Indian broker places the domestic shares with the custodian; (iv) the custodian advises the overseas depository on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depository issues ADSs/GDSs to the investor.

Transfer of ADSs and Surrender of ADSs

     A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted.

Sponsored ADS

     The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the managing underwriters of the offering;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

     The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

Foreign Direct Investment

     In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Finance, was thereafter formed to facilitate companies to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. 6 billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. 6 billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by persons who are not residents of India who are not NRIs, or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In March 2000, the RBI issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB’s areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB’s consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

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

     Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry.

     Subsequent Transfers

     Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004 in sectors other than the financial services sector. As a result, for a transfer between a resident and a non-resident of securities of an Indian in the IT sector, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines and the ownership restrictions based on the nature of the foreign investor. Transfers of shares from residents to non-residents which trigger the provision of the Takeover Code require prior approval of the Government of India or the RBI. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

     Transfers between two non-residents are not subject to RBI approvals or compliance with pricing guidelines. However, for industries other than the IT sector, approval of the Government of India would be required if the transferee of shares have an existing venture in India in the same field, unless the existing venture is sick or defunct or the investment of the parties in the existing venture is less than 3%.

     Investment by Non-Resident Indians

     A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (NRI) or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed two times the net worth of the company or its equivalent in a financial year. RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

     NRIs are permitted to make investments through a stock exchange, or Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to the overall ceiling of Foreign Direct Investment limit.

     Investment By Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FEMA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FEMA. Together, the initial registration and the RBI’s general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; realize capital gains on investments made through the initial amount invested in India; subscribe or renounce rights offerings for shares; appoint a domestic custodian for custody of investments held; and repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares. As of December 2003, the RBI vide A.P. circulars No. 53 and 54 have permitted such registered FIIs or sub- accounts of FIIs as well as unincorporated entities abroad to buy or sell equity shares and debentures of Indian companies (excluding those in the print media sector), units of domestic mutual funds, dated Government Securities and Treasury Bills through stock exchanges in India at the ruling market price, invest or trade in exchange traded derivative contracts, and also to buy or sell shares and debentures etc. of listed and unlisted companies otherwise than on stock exchanges at a price approved by SEBI/ RBI as per the terms and conditions prescribed.

     Ownership Restrictions

     SEBI and RBI regulations restrict investments in Indian companies by FIIs and NRIs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     More detailed provisions relating to FII investment have been introduced by the SEBI and RBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995 and the RBI circulars in this regard. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. The SEBI registered FII shall restrict allocation of its total investment between equities and debt in the Indian capital market in the ratio of 70:30. The FII may form a 100% debt fund and get such fund registered with SEBI.

     Registered FIIs may trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as prescribed by SEBI from time to time. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FEMA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

     Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

     The Reserve Bank of India in circular No. 44 dated December 8, 2003 has imposed certain restrictions on Overseas Corporate Bodies or OCBs in making any new investments as well as on the sale or transfer of shares held by them.

     Government of India Approvals

     Approval of the Foreign Investment Promotion Board, or FIPB, for foreign direct investment by ADS holders is required. Specific approval of the Reserve Bank of India, or RBI, will have to be obtained for:

•	any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

•	the sale of the underlying equity shares by a person resident outside India to a person resident in India and vice versa if the prescribed conditions for such sale/purchase are not met.

     In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion. Exceptions to this requirement of Reserve Bank of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of Reserve Bank of India approval (if required), and the payment of applicable taxes and stamp duties.

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

     The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a fiscal year for the purposes of employment outside of India or (ii) in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is subject to a dividend distribution tax of 12.50% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2005 levies a surcharge of 10% on such tax and an additional surcharge namely “education cess” of 2% on such tax and surcharge, after which the dividend distribution tax payable would be 14.03%.

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

     Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 10%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement.

     In addition to the above rates, the Finance Act 2005 levies a surcharge of 10% on the above taxes, in the case of resident employees or the non-resident individuals, in case their aggregate taxable income exceed Rs. 10,00,000 during the relevant financial year and an additional surcharge called “education cess” of 2% on the above tax and surcharge.

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

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in case of a foreign company and at graduated rate with a maximum of 30%, in case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 10% in the case of all corporate holders and in the case of non-corporate holders with an aggregate taxable income exceeding Rs. 10,00,000 and an additional surcharge called “education cess” of 2% on the above tax and surcharge.

     As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

     Securities Transaction Tax: The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.075% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.015% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2005 has increased the rate STT, with effect from April 1, 2005, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, to 0.1% for delivery based transactions and 0.02% for non-delivery based transactions.

     Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

     Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, an sum of money exceeding Rs. 25,000 (approx $ 570), received by a individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10% excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

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

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document , as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

     Subject to certain conditions and limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, there can be no assurance that we are qualified foreign corporation solely as a result of our listing on New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2008.

     Subject to certain conditions and limitations, any Indian dividend distribution taxes imposed upon distributions paid to a U.S. Holder will be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be “passive income”, or “financial services income”, and for tax years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

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

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

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

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.

     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of March

31, 2004, we had forward contracts to sell amounting to $867 million and £3 million. As of March 31, 2005, we had forward contracts to sell amounting to $856 million and £11 million.

     In connection with cash flow hedges, we have recorded Rs. 114 million of net gains as a component of accumulated and other comprehensive income within stockholders’ equity. This amount is expected to be reclassified into net income before March 31, 2006, providing an offsetting economic impact against the underlying forecasted cash flows hedged.

     In addition, we have $8 million of purchased put options outstanding as on March 31, 2005. These options qualify as net written options ineligible for hedge accounting under SFAS No. 133. The change in fair value of the net written options is recognized as expense in the consolidated statements of income. For the year ended March 31, 2005, we recognized a loss of Rs. 154 million due to change in fair value of net written options.

     Sensitivity analysis of exchange rate risk

     As at March 31, 2005, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 900 million decrease/increase in the fair value of the company’s forward contracts and net written options.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     In April 2005, our Board of Directors has approved a stock dividend, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held in July 2005. If approved, the dividend to be declared is one equity share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

     Based on their evaluation as of March 31, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.

     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16 A. Audit Committee Financial Expert

     The Audit Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with federal procurement laws and regulations. The committee selects the independent registered public accounting firm and approves all related fees and compensation and reviews their selection with the Board of Directors. The committee also reviews the procedures of the independent registered public accounting firm to ensure their independence with respect to the services performed for the Company.

     Members of the committee are non-management directors who, in the opinion of the Board, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayanan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Item 16 B. Code of Ethics

     Our Audit Committee has adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, and senior management, as well as members of the Audit Committee and the board of directors. Our Code of Ethics is available under the investor relations section on our website at www.wipro.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

     Our Audit Committee has also adopted an Ombudsprocess policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Ombudsprocess policy is available under the investor relations section on our website at www.wipro.com.

     We have also adopted a Code of Business Conduct and Ethics, applicable to all officers, directors and employees. Our Code of Business Conduct and Ethics is available under the investor relations section on our website at www.wipro.com.

Item 16 C. Independent Registered Public Accounting Firm Fees and Services

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

     Set forth below are the fees paid by us to our independent accounting firm for the years ended March 31, 2004 and 2005.

				In millions
		Year ended March 31,
		2004		2005
Audit fees	Rs.	9.75	Rs.	11.00
Audit related fees		—		3.75
Tax fees		15.60		23.75
All Other fees		3.95		—
Total	Rs.	29.30	Rs.	38.50

     Description of Non-Audit Services

     Audit related fees — advice related to the Company’s preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

     Tax Fees — comprise fees for tax compliance and tax planning services rendered by the independent accountants. These services include tax services for employees on assignment and other corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

     All Other Fees — primarily fees for assistance in conducting training programs for employees, assistance in obtaining work permits and visas for employees deputed abroad.

     Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our Audit Committee the nature of services that are provided and the fees to be paid for the services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

     We changed our U.S. GAAP auditors from KPMG, an Indian partnership (“KPMG India”), to KPMG LLP, a UK limited liability partnership (“KPMG LLP”), for the fiscal year ended March 31, 2004 at the request of KPMG India. As contemplated and disclosed in the Form 6-K filed on May 7, 2004, the appointment of KPMG LLP as our U.S. GAAP auditors was expected to be transitory and KPMG India was expected to be re-appointed as our U.S. GAAP auditors upon completion of KPMG India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     KPMG India has notified us of its registration with the PCAOB. As described in Form-6K filed on April 12, 2005, the appointment of KPMG India as U.S. GAAP auditors for the fiscal year ended March 31, 2005 has been approved by our Audit Committee.

     We report financial results in accordance with both U.S. GAAP and Indian GAAP. Under the rules promulgated by the U.S. Securities and Exchange Commission, the change from KPMG LLP to KPMG India for fiscal year ending March 31, 2005 constitutes a change in the registrant’s certifying accountants.

     The reports of KPMG LLP on our financial statements for each of the fiscal years ended March 31, 2002, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal years ended March 31, 2002, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Item 16 D. Exemptions from the Listing Standards for Audit Committees

     We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Part III

Item 17. Financial Statements

     See Item 18.

Item 18. Financial Statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF AUDIT COMMITTEE

     The Board of Directors and Stockholders of Wipro Limited

     In connection with the March 31, 2005 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore	N.Vaghul	P. M. Sinha	B. C. Prabhakar
April 22, 2005	Chairman	Member	Member

REPORT OF MANAGEMENT

     Management of Wipro is responsible for the integrity and objectivity of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

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

     The consolidated financial statements have been audited by the Company’s independent registered public accounting firm, KPMG. Their responsibility is to audit these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and express their opinion on the fairness of presentation of the statements.

     The Audit Committee of the board comprising entirely of independent directors conducts an ongoing appraisal of the independence and performance of the Company’s internal and external auditors and monitors the integrity of Company’s financial statements. The Audit Committee meets several times during the year with management, internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters.

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Corporate Executive Vice President — Finance
Bangalore, April 22, 2005	and Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Board of Directors and Stockholders
     Wipro Limited

     We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wipro Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

     KPMG

     Bangalore, India

     April 22, 2005

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2004		2005		2005
					Convenience
					translation into
					US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	Rs.	3,297.16	Rs.	5,670.76	$130.00
Accounts receivable, net of allowances (Note 7)		10,972.94		14,806.36	339.44
Costs and earnings in excess of billings on contracts in progress		2,099.84		2,739.65	62.81
Inventories (Note 8)		1,438.19		1,769.16	40.56
Investments in liquid and short-term mutual funds (Note 10)		18,479.05		22,957.59	526.31
Deferred income taxes (Note 23)		279.37		242.17	5.55
Other current assets (Note 9)		4,772.08		2,950.58	67.64

Total current assets		41,338.63		51,136.27	1,172.31
Property, plant and equipment, net (Note 11)		9,257.20		13,201.28	302.64
Investments in affiliates (Note 15)		619.56		769.24	17.64
Deferred income taxes (Note 23)		161.77		209.31	4.80
Intangible assets, net (Note 3, 12)		222.86		363.11	8.32
Goodwill (Note 3, 12)		5,368.70		5,614.98	128.72
Other assets (Note 9)		769.59		780.92	17.90

Total assets	Rs.	57,738.31	Rs.	72,075.11	$1,652.34

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 17)	Rs.	969.05	Rs.	563.97	$12.93
Accounts payable		2,732.58		3,713.22	85.13
Accrued expenses		2,665.17		3,882.00	89.00
Accrued employee costs		2,012.47		3,112.94	71.36
Advances from customers		962.75		1,279.64	29.34
Other current liabilities (Note 13)		1,348.41		2,135.16	48.95

Total current liabilities		10,690.43		14,686.93	336.70
Other liabilities		276.21		126.20	2.89

Total liabilities		10,966.64		14,813.13	339.59

Minority interest		407.92		533.03	12.22
Stockholders’ equity:
Equity shares at Rs. 2 par value: 750,000,000 shares authorized; Issued and outstanding: 698,277,456 and 703,570,522 shares as of March 31, 2004 and 2005 (Note 19)		465.52		1,407.14	32.26
Additional paid-in capital (Note 24)		7,176.68		13,272.57	304.28
Deferred stock compensation (Note 24)		(9.88)		(3,185.14)	(73.02)
Accumulated other comprehensive income		918.64		96.09	2.20
Retained earnings (Note 20)		37,812.87		45,138.37	1,034.81
Equity shares held by a controlled Trust: 3,943,530 and 3,946,530 shares as of March 31, 2004 and 2005(Note 24)		(0.08)		(0.08)	—

Total stockholders’ equity		46,363.75		56,728.95	1,300.53

Total liabilities and stockholders’ equity	Rs.	57,738.31	Rs.	72,075.11	$1,652.34

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							US$
							(Unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	30,117.97	Rs.	43,343.44	Rs.	60,549.52	$1,388.11
Products		149.49		121.90		163.70	3.75
India and AsiaPac IT Services and Products
Services		2,239.76		3,108.51		4,709.07	107.96
Products		5,800.81		6,304.75		8,694.10	199.31
Consumer Care and Lighting		2,942.07		3,567.44		4,555.38	104.43
Others		1,599.80		1,987.32		2,680.73	61.46

Total		42,849.90		58,433.36		81,352.50	1,865.03

Cost of revenues:
Global IT Services and Products
Services		17,634.53		27,853.46		38,371.47	879.68
Products		103.29		77.63		148.85	3.41
India and AsiaPac IT Services and Products
Services		1,186.91		1,661.00		2,679.35	61.42
Products		5,099.60		5,642.53		7,814.82	179.16
Consumer Care and Lighting		2,008.18		2,354.82		2,926.22	67.08
Others		1,143.93		1,410.50		1,914.06	43.88

Total		27,176.44		38,999.94		53,854.77	1,234.63

Gross profit		15,673.46		19,433.42		27,497.73	630.39
Operating expenses:
Selling and marketing expenses		(2,915.67)		(5,278.39)		(5,466.26)	(125.32)
General and administrative expenses		(3,276.98)		(3,171.68)		(3,743.60)	(85.82)
Research and development expenses		(260.48)		(232.05)		(273.54)	(6.27)
Amortization of intangible assets (Note 12)		(166.32)		(308.23)		(140.29)	(3.22)
Foreign exchange gains/(losses), net		306.64		377.56		(92.12)	(2.11)
Others, net		125.62		80.65		75.29	1.73

Operating income		9,486.27		10,901.28		17,857.21	409.38
Loss on direct issue of stock by subsidiary (Note 4)		—		(206.00)		(206.58)	(4.74)
Other income, net (Note 21)		717.95		868.21		798.82	18.31
Equity in earnings/(losses) of affiliates (Note 15)		(355.25)		95.99		158.08	3.62

Income before income taxes and minority interest		9,848.97		11,659.48		18,607.53	426.58
Income taxes (Note 23)		(1,342.25)		(1,611.39)		(2,693.57)	(61.75)
Minority interest		(30.10)		(56.05)		(81.21)	(1.86)

Income from continuing operations	Rs.	8,476.62	Rs.	9,992.04	Rs.	15,832.75	$362.97
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs. 246.12 for the year ended March 31, 2003 (Note 5))		(536.52)		—		—	—
Income tax benefit (Note 5, 23)		158.98		—		—	—

Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75	$362.97

Earnings per equity share: Basic (Note 25)
Continuing operations		12.22		14.40		22.76	0.52
Discontinued operations		(0.54)		—		—	—
Net income		11.68		14.40		22.76	0.52
Earnings per equity share: Diluted (Note 25)
Continuing operations		12.20		14.39		22.58	0.52
Discontinued operations		(0.54)		—		—	—
Net income		11.66		14.39		22.58	0.52
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		693,612,978		693,870,390		695,777,186	695,777,186
Diluted		694,717,344		694,545,321		699,923,391	699,923,391

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2002	697,397,067	Rs.	464.93	Rs.	6,817.17	Rs.	(93.20)		—	Rs.	51.86	Rs.	20,216.58	(3,964,005)	Rs.	(0.08)	Rs.	27,457.26

Cash dividends paid	—		—		—		—		—		—		(232.47)	—		—		(232.47)
Issuance of equity shares on exercise of options	294,909		0.20		106.61		—		—		—		—			—		106.81
Equity shares issued by Trust, net of forfeitures	—		—		—		—		—		—		—	53,175		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		22.85		(23.05)		—		—		—	—		—		(0.20)
Amortization of compensation related to employee stock incentive plan	—		—		—		52.24		—		—		—	—		—		52.24
Comprehensive income
Net income	—		—		—		—	Rs.	8,099.08		—		8,099.08	—		—		8,099.08
Other comprehensive income
Translation adjustments	—		—		—		—		(0.57)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect)	—		—		—		—		(50.60)		—		—	—		—		—

Total other comprehensive income									(51.17)		(51.17)		—	—		—		(51.17)

Comprehensive income								Rs.	8,047.91

Balance as of March 31, 2003	697,691,976		465.13		6,946.63		(64.01)				0.69		28,083.19	(3,910,830)		(0.08)		35,431.55

Cash dividends paid	—		—		—		—		—		—		(262.36)	—		—		(262.36)
Issuance of equity shares on exercise of options	585,480		0.39		239.31		—		—		—		—	—		—		239.70
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(32,700)		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		(9.26)		1.11		—		—		—	—		—		(8.15)
Amortization of compensation related to employee stock incentive plan	—		—		—		53.02		—		—		—	—		—		53.02
Comprehensive income
Net income	—		—		—		—	Rs.	9,992.04		—		9,992.04	—		—		9,992.04
Other comprehensive income
Translation adjustments	—		—		—		—		(150.43)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect)	—		—		—		—		9.41		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net	—		—		—		—		1,058.97		—		—	—		—		—

Total other comprehensive income									917.95		917.95		—	—		—		917.95

Comprehensive income								Rs.	10,909.99

Balance as of March 31, 2004	698,277,456		465.52		7,176.68		(9.88)				918.64		37,812.87	(3,943,530)		(0.08)		46,363.75

Cash dividends paid	—		—		—		—		—		—		(7,575.99)	—		—		(7,575.99)
Issuance of equity shares on exercise of options	5,293,066		10.36		2,566.77		—		—		—		—	—		—		2,577.13

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in			Deferred Stock	Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital			Compensation	Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(3,000)		—		—
Stock split effected in the form of stock dividend (Note 18)	—		931.26		—		—		—		—		(931.26)	—		—		—
Compensation related to employee stock incentive plan, net of reversals (Note 24)	—		—		3,529.12		(3,529.12)		—		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan	—		—		—		353.86		—		—		—	—		—		353.86
Comprehensive income
Net income	—		—		—		—	Rs.	15,832.75		—		15,832.75	—		—		15,832.75
Other comprehensive income/(loss)
Translation adjustments	—		—		—		—		29.69		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect)	—		—		—		—		92.92		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net	—		—		—		—		(945.16)		—		—	—		—		—

Total other comprehensive income/(loss)									(822.55)		(822.55)		—	—		—		(822.55)

Comprehensive income								Rs.	15,010.20

Balance as of March 31, 2005	703,570,522	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(3,946,530)	Rs.	(0.08)	Rs.	56,728.95

Balance as of March 31, 2005 ($) (unaudited)			$32.26		$304.28		$(73.02)				$2.20		$1,034.81			—		$1,300.53

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into US$
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75	$362.97
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations		377.55		—		—	—
(Gain)/loss on sale of property, plant and equipment		6.47		(107.00)		(108.82)	(2.49)
Depreciation and amortization		1,698.03		2,280.08		2,578.25	59.11
Deferred tax charge/(benefit)		44.46		(76.22)		(83.05)	(1.90)
(Gain)/loss on sale of investment securities		(410.36)		2.07		—	—
Loss on direct issue of stock by subsidiary		—		206.00		206.58	4.74
Amortization of deferred stock compensation		52.05		44.87		353.86	8.11
Equity in losses/(earnings) of affiliates,		355.25		(95.99)		(158.08)	(3.62)
Minority interest		30.10		56.05		81.21	1.86
Changes in operating assets and liabilities:
Accounts receivable		(1,640.60)		(2,935.54)		(3,833.42)	(87.88)
Costs and earnings in excess of billings on contracts in progress		(369.48)		(640.87)		(639.81)	(14.67)
Inventories		(47.35)		11.31		(330.97)	(7.59)
Other assets		(1,120.53)		(877.76)		856.35	19.63
Accounts payable		(202.30)		267.70		980.64	22.48
Accrued expenses and employee costs		881.42		1,989.17		2,317.30	53.12
Advances from customers		(178.67)		65.76		316.89	7.26
Other liabilities		60.36		633.52		636.76	14.60

Net cash provided by continuing operations		7,635.48		10,815.19		19,006.44	435.73
Net cash provided by discontinued operations		27.86		—		—	—

Net cash provided by operating activities		7,663.34		10,815.19		19,006.44	435.73

Cash flows from investing activities:
Expenditure on property, plant and equipment		(2,529.31)		(4,134.67)		(6,612.81)	(151.60)
Proceeds from sale of property, plant and equipment		112.84		122.83		322.00	7.38
Dividends received from affiliates		49.00		10.50		8.40	0.19
Purchase of investments in liquid and short-term mutual funds		(41,592.18)		(18,546.15)		(70,698.67)	(1,620.79)
Proceeds from sale of investments in liquid and short-term mutual funds		37,904.82		7,894.99		66,383.54	1,521.86
Purchase of other investment securities		(5,494.07)		—		—	—
Proceeds from sale and maturities of other investment securities		10,392.03		526.97		—	—
(Investments in)/redemption of inter-corporate deposits		1,779.29		285.80		—	—
Purchase of intangible assets		—		(50.00)		(280.54)	(6.43)
Payment for acquisitions, net of cash acquired		(5,441.07)		(458.25)		(617.99)	(14.17)

Net cash used in investing activities		(4,818.65)		(14,347.98)		(11,496.07)	(263.55)

Cash flows from financing activities:
Proceeds from issuance of equity shares		106.81		239.70		2,577.13	59.08
Proceeds from issuance of equity shares by a subsidiary		—		145.87		266.25	6.10
Proceeds from/(repayments of) short-term borrowing from banks, net		326.26		460.53		(405.08)	(9.29)
Repayment of long-term debt		(13.44)		(28.20)		—	—
Payment of cash dividends		(232.47)		(262.36)		(7,575.99)	(173.68)

Net cash provided by/(used in) financing activities		187.16		555.54		(5,137.69)	(117.78)

Net increase/(decrease) in cash and cash equivalents during the period		3,031.85		(2,977.25)		2,372.68	54.39
Effect of exchange rate changes on cash		—		(8.60)		0.92	0.02
Cash and cash equivalents at the beginning of the period		3,251.16		6,283.01		3,297.16	75.59

Cash and cash equivalents at the end of the period	Rs.	6,283.01	Rs.	3,297.16	Rs.	5,670.76	$130.00

Supplementary information:
Cash paid for interest	Rs.	30.25	Rs.	35.07	Rs.	56.12	$1.29
Cash paid for taxes		1,859.71		1,499.46		2,354.70	53.98

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data and where otherwise stated)

1. Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Spectramind Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited, Wipro Shanghai Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, referred to as the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2005, have been translated into US dollars at the noon buying rate in New York City on March 31, 2005, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $ 1 = Rs. 43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

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

     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2,

Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts . The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed.

     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from sale of products is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

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

     Based on this guidance, the Company recognises revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.

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

     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

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

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years

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

     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.

     The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.

     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 20 years
Technology-based intangibles	5 years

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

     Impairment or disposal of long-lived assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.

     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized.

     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. For fixed awards that vest on a pro-rata basis, the Company recognizes compensation cost on a straight-line basis.

     The Company has adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Year ended March 31,
	2003		2004		2005
Net income, as reported	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75
Add: Stock-based employee compensation expense included in reported net income, net of tax effects		45.37		44.87		353.86
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(3,033.28)		(2,124.47)		(1,598.10)

Pro-forma net income	Rs.	5,111.17	Rs.	7,912.44	Rs.	14,588.51

Earnings per share: Basic
As reported		11.68		14.40		22.76
Pro-forma		7.37		11.40		20.97
Earnings per share: Diluted
As reported		11.66		14.39		22.58
Pro-forma		7.36		11.39		20.87

     Assumptions considered for determining fair value of options granted are given below:

Year ended March 31,
2003
Dividend yield	0.10%
Expected life	24 to 72 months
Risk free interest rates	6.0% to 7.5%
Volatility	65%

     There were no option grants during the year ended March 31, 2004. The Company has granted 5,688,098 options, at a nominal exercise price of Rs. 2 per share, during the year ended March 31, 2005. Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging).

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income.

     The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument. However, for derivatives acquired pursuant to roll over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness.

     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period.

     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

     Recent accounting pronouncement. In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.

     SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS No. 123R from April 1, 2006. The cumulative effect of initially applying this Statement, if any, is recognized on the effective date.

     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123.

     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro-forma disclosures required for those periods by Statement 123.

     If the Company had amortized the stock-based employee compensation expense determined under the fair value method, the Company’s net income as reported for the years ended March 31, 2003, 2004 and 2005 would have been reduced by Rs. 2,987.91, Rs. 2,079.60 and Rs. 1,244.24, respectively as set out in the pro-forma disclosure above.

     Reclassifications. Until March 31, 2004, the Company reported an aggregate amount of selling, general and administrative expenses. The Company now reports selling and marketing expenses and general and administrative expenses separately. Amounts reported in prior periods have been reclassified to conform to the current presentation.

 3. Acquisitions

  Wipro BPO Solutions Limited (Wipro BPO, formerly known as Wipro Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Wipro BPO, acquired for a consideration of Rs. 192.00. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288.00, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Wipro BPO, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Wipro BPO at an additional cost of Rs. 3,696.55. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Wipro BPO. Subsequently, the Company acquired the balance 11% of the outstanding equity shares for Rs. 440.59. Consequently the Company held 100% of the outstanding equity shares of Wipro BPO as of March 31, 2003. As more fully described in Note 4, the Company held 93% of the outstanding equity shares of Wipro BPO as of March 31, 2005. The results of operations of Wipro BPO are consolidated in the Company’s financial statements with effect from July 1, 2002.

     Wipro BPO is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the BPO services market, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	705.90
Customer-related intangibles		387.00
Marketing-related intangibles		34.30
Goodwill		3,489.94

Total	Rs.	4,617.14

     Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, Wipro acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 180.78. On December 31, 2002, the Company acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 96.98.

     The Company addresses the market for healthcare information systems in India and South Asia through Wipro Healthcare IT. Further, the Company leverages the domain expertise of Wipro Healthcare IT in addressing the outsourcing requirements of large corporations engaged in the design, development and integration of healthcare information systems.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	80.41
Technology-based intangibles		34.30
Customer-related intangibles		62.83
Goodwill		100.22

Total	Rs.	277.76

     Global Energy Practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,165.16.

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

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	126.94
Customer-related intangibles		98.00
Goodwill		940.22

Total	Rs.	1,165.16

     Nervewire Inc. (Wipro Nervewire)

     In May 2003, Wipro acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 877.68. Through this acquisition, the Company intends to enhance its IT consulting capabilities by leveraging the domain expertise of Wipro Nervewire in providing strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	544.61
Customer-related intangibles		19.00
Goodwill		314.07

Total	Rs.	877.68

4. Dilution of Ownership Interest in a Subsidiary

     As more fully described in note 24, as of March 31, 2003, Wipro BPO had 9,329,762 employee stock options outstanding under the Wipro BPO option plan. In the year ended March 31, 2004, 4,178,294 options vested and were exercised. 3,339,279 options were exercised at a weighted-average exercise price of Rs. 29.41 per share and 839,015 options were exercised at a weighted-average exercise price of Rs. 57 per share.

     As a result of the option exercise, the Company’s ownership interest in Wipro BPO reduced from 100% to 93%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 206.00. In accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary.

     Similarly, during the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited. As the exercise price per option was less than the Company’s carrying value per share, the Company recorded the Rs. 206.58 decline in the carrying value of ownership interest as a loss on direct issue of stock by subsidiary.

     The shares arising out of the option exercise are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, the Company acquired 4,147,561 shares from the employees for an aggregate consideration of Rs. 617.99. The excess of consideration paid over the value of minority interest acquired amounting to Rs. 189.12 has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, the Company’s ownership interest in Wipro BPO remains approximately at 93%.

5. Discontinued Operations

     The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. In accordance with the plan, the Company has sold the customer contracts, disposed off the long-lived assets, settled the trade receivables and settled outstanding vendor obligations.

     Upon approval of the plan of disposal, the related long-lived assets were reported as held-for-sale and were measured at their fair value, less cost to sell, which was lower than their carrying amount. During the year ended March 31, 2003, the loss of Rs. 274.78 resulting from the write-down/sale of the long-lived assets was reported as a loss on disposal. Proceeds from sale of customer contracts aggregating Rs. 28.66 were reduced from the loss on disposal. The estimated liabilities with respect to settlement of the vendor obligations aggregating to Rs. 97.61 were reported as other exit costs.

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

     The result of operations of the discontinued component comprise:

	Year ended March 31,
	2003
Revenue	Rs.	67.27
Operating costs		(260.06)
Other exit costs		(97.61)
Loss on disposal		(246.12)
Income tax benefit		158.98

Loss on discontinued operations	Rs.	(377.54)

6. Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2004 and 2005 comprise of cash, cash on deposit with banks and highly liquid investments.

7. Accounts Receivable

     Accounts receivable as of March 31, 2004 and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2004		2005
Balance at the beginning of the period	Rs.	598.88	Rs.	720.02
Additional provision during the period, net of collections		144.86		151.89
Bad debts charged to provision		(23.72)		(25.37)

Balance at the end of the period	Rs.	720.02	Rs.	846.54

8. Inventories

     Inventories consist of the following:

	As of March 31,
	2004		2005
Stores and spare parts	Rs.	31.51	Rs.	38.41
Raw materials and components		551.40		829.77
Work-in-process		159.52		212.51
Finished goods		695.76		688.47

	Rs.	1,438.19	Rs.	1,769.16

Finished goods as of March 31, 2004 and 2005 include inventory of Rs. 146.17 and Rs. 21.91 respectively, with customers pending installation.

9. Other Assets

     Other assets consist of the following:

	As of March 31,
	2004		2005
Prepaid expenses	Rs.	790.10	Rs.	851.80
Due from officers and employees		1,029.77		603.44
Advances to suppliers		139.27		227.10
Balances with statutory authorities		31.09		20.20
Deposits		743.99		888.62
Advance income taxes		636.10		166.76
Derivative asset		1,607.05		379.69
Others		564.30		593.89

		5,541.67		3,731.50
Less: Current assets		(4,772.08)		(2,950.58)

	Rs.	769.59	Rs.	780.92

10. Investment Securities

     Investment securities consist of the following:

	As of March 31, 2004								As of March 31, 2005
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	18,464.50	Rs.	14.55	Rs.	18,479.05	Rs.	22,794.72	Rs.	162.87	Rs.	22,957.59

     Dividends from available-for-sale securities during the year ended March 31, 2004 and March 31, 2005 was Rs. 736.43 and Rs. 714.95, respectively and is included in other income.

11. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of March 31,
	2004		2005
Land	Rs.	591.44	Rs.	1,206.85
Buildings		3,121.02		3,980.05
Plant and machinery		7,756.39		10,308.62
Furniture, fixtures and equipment		1,876.15		2,494.39
Vehicles		781.93		1,053.28
Computer software for internal use		1,164.46		1,354.81
Capital work-in-progress		1,427.29		2,603.85

		16,718.68		23,001.85
Accumulated depreciation and amortization		(7,461.48)		(9,800.57)

	Rs.	9,257.20	Rs.	13,201.28

     Depreciation expense for the years ended March 31, 2003, 2004 and 2005, is Rs. 1,531.71, Rs. 1,971.85 and Rs. 2,437.96 respectively. This includes Rs. 210.89, Rs. 203.66 and Rs. 194.91 as amortization of capitalized internal use software, during the years ended March 31, 2003, 2004 and 2005, respectively.

12. Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2004						2005
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	34.30	Rs.	8.79	Rs.	25.51	Rs.	34.30	Rs.	19.68	Rs.	14.62
Customer-related intangibles		578.55		433.97		144.58		560.97		542.18		18.79
Marketing-related intangibles		84.31		31.54		52.77		382.43		52.73		329.70
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	698.11	Rs.	475.25	Rs.	222.86	Rs.	978.65	Rs.	615.54	Rs.	363.11

The estimated amortization schedule for the intangible assets, on a straight-line basis, for the next five years is set out below:

Year ending March 31,	Amount

2006	Rs.	37.04
2007		33.04
2008		26.04
2009		21.04
2010		21.04
Thereafter		224.91

Total	Rs.	363.11

The movement in goodwill balance is given below:

	Year ended March 31,
	2004		2005
Balance at the beginning of the period	Rs.	5,186.62	Rs.	5,368.70
Goodwill relating to acquisitions		293.07		206.72
Effect of translation adjustments		(110.99)		39.56

Balance at the end of the period	Rs.	5,368.70	Rs.	5,614.98

Goodwill as of March 31, 2004 and 2005 has been allocated to the following reportable segments:

Segment	As of March 31,
	2004		2005
Global IT Services and Products	Rs.	4,712.46	Rs.	4,958.74
India and AsiaPac IT Services and Products		656.24		656.24

Total	Rs.	5,368.70	Rs.	5,614.98

13. Other Current Liabilities

     Other current liabilities consist of the following:

	As of March 31,
	2004		2005
Statutory dues payable	Rs.	867.93	Rs.	1,484.20
Taxes payable		81.86		19.67
Warranty obligations		357.36		361.08
Others		41.26		270.21

	Rs.	1,348.41	Rs.	2,135.16

The activity in warranty obligations is given below:

	Year ended March 31,
	2004		2005
Balance at the beginning of the period	Rs.	293.26	Rs.	357.36
Additional provision during the period		319.32		373.46
Reduction due to payments		(255.22)		(369.74)

Balance at the end of the period	Rs.	357.36	Rs.	361.08

14. Operating Leases

     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 345.90, Rs. 518.06 and Rs. 566.85 for the years ended March 31, 2003, 2004 and 2005, respectively.

     Details of contractual payments under non-cancelable leases is given below :

Year ending March 31,
2006	Rs.	103.19
2007		113.08
2008		117.14
2009		120.87
2010		99.11
Thereafter		92.43

Total	Rs.	645.82

     Prepaid expenses as of March 31, 2004 and 2005 include Rs. 207.82 and Rs. 61.67 respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

15. Investments in Affiliates

Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2004 and 2005, was Rs. 456.46 and Rs. 582.41, respectively. The Company’s equity in the income/(losses) of Wipro GE for years ended March 31, 2003, 2004 and 2005 was (Rs. 371.25), Rs. 55.86 and Rs. 125.95, respectively.

     In March 2005, Wipro GE received a demand of Rs. 616.90, including interest, from the income tax authorities for the financial year ended March 31, 2002. The tax demand is mainly on account of denial of tax holiday benefits and transfer pricing adjustments. Wipro GE is in the process of filing an appeal against this demand. Wipro GE believes that the demand is without merit and has concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the financial position or overall trends in results of operations.

WeP Peripherals

     The Company has accounted for its 40.5% and 37.7% interest as of March 31, 2004 and 2005, respectively in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2004 and 2005, was Rs. 163.10 and Rs. 186.83 respectively. The Company’s equity in the income of WeP Peripherals for the years ended March 31, 2003, 2004 and 2005 was Rs. 16.00, Rs. 40.13 and Rs. 32.13 respectively. During the years ended March 31, 2003, 2004 and 2005 the Company received dividends of Rs. Nil, Rs. 10.50 and Rs. 8.40, respectively from WeP Peripherals.

16. Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable/revenues as of/for the years ended March 31, 2004 and 2005.

     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange contracts mature between one to ten months and the forecasted transactions are expected to occur during the same period.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2004	2005
Forward contracts (sell)	$867.00	$855.70
	£3.25	£11.00
Net written options (sell)	$113.00	$8.00

     In connection with cash flow hedges, the Company has recorded Rs. 113.81 of net gains as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005.

     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2005.

Balance as of March 31, 2004		Rs.	1,058.97
Net gains reclassified into net income on completion of hedged transactions	(1,015.79)
Deferred cancellation losses relating to roll-over hedging	(159.60)
Changes in fair value of effective portion of outstanding derivatives	230.23

Unrealized loss on cashflow hedging derivatives, net			(945.16)

Balance as of March 31, 2005		Rs.	113.81

     As of March 31, 2004 and 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

     In addition, the Company has net written put options to sell US dollars which are ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options aggregating Rs. 153.09 and (Rs. 154.35) have been recognized in the consolidated statements of income as foreign exchange gains/(losses), net for the year ended March 31, 2004 and 2005 respectively.

17. Borrowings from Banks

     The Company has an Indian line of credit of Rs. 2,000 and a US line of credit of $ 10 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 12.7% for the years ended March 31, 2003 and 2004, and 8.75% for the year ended March 31, 2005. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

18. Stock Dividend

     In June 2004, the members of the Company approved a stock dividend in the ratio of 2 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company has issued 465,631,260 additional shares and has transferred an amount of Rs. 931.26 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock dividend. In accordance with the shareholder’s approval, capitalization of retained earnings aggregating Rs. 931.26 has been recorded during the year ended March 31, 2005.

19. Equity Shares and Dividends

     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 9,487,500 ADSs representing 9,487,500 equity shares (one ADS represents one equity share), at an offering price of $ 13.79 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

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

     The Company paid cash dividends of Rs. 232.47, Rs. 262.36 and Rs. 7,575.99 during the years ended March 31, 2003, 2004 and 2005. The dividends per share were Rs. 0.33 during the years ended March 31, 2003 and 2004 and Rs. 9.67 during the year ended March 31, 2005.

20. Retained Earnings

     The Company’s retained earnings as of March 31, 2004 and 2005, include restricted retained earnings of Rs. 259.54, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

     Retained earnings as of March 31, 2004 and 2005, also include Rs. 475.96 and Rs. 634.04 respectively, of undistributed earnings in equity of affiliates.

21. Other Income, Net

     Other income consists of the following:

	Year ended March 31,
	2003		2004		2005
Interest income/(expense), net	Rs.	245.80	Rs.	(7.02)	Rs.	(20.33)
Dividend income		—		736.43		714.95
Gain/(loss) on sale of investment securities, net		410.36		(2.07)		—
Others		61.79		140.87		104.20

	Rs.	717.95	Rs.	868.21	Rs.	798.82

22. Shipping and Handling Costs

     Selling and marketing expenses for the years ended March 31, 2003, 2004 and 2005, include shipping and handling costs of Rs. 62.80, Rs. 60.71 and Rs. 99.05 respectively.

23. Income Taxes

     Income taxes have been allocated as follows:

	Year ended March 31,
	2003		2004		2005
Continuing operations	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57
Discontinued operations		(158.98)		—		—
Stockholders equity for:
Unrealized gain/(loss) on investment securities, net		(29.25)		5.08		59.59

Total income taxes	Rs.	1,154.02	Rs.	1,616.47	Rs.	2,753.16

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2003		2004		2005
Current taxes
Domestic	Rs.	712.62	Rs.	867.61	Rs.	1,642.97
Foreign		585.17		820.00		1,133.65

	Rs.	1,297.79	Rs.	1,687.61	Rs.	2,776.62

Deferred taxes
Domestic		73.51		5.00		(70.45)
Foreign		(29.05)		(81.22)		(12.60)

		44.46		(76.22)		(83.05)

Total income tax expense	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57

     Income taxes relating to discontinued operations consist of the following:

	Year ended March 31,
	2003
Current taxes	Rs.	(62.91)
Deferred taxes		(96.07)

Total income tax benefit	Rs.	(158.98)

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2003		2004		2005
Income before taxes and minority interest	Rs.	9,848.97	Rs.	11,659.48	Rs.	18,607.53
Enacted tax rate in India		36.75%		35.88%		36.59%

Computed expected tax expense		3,619.50		4,182.84		6,808.50
Effect of:

	Year ended March 31,
	2003		2004		2005
Income exempt from tax in India		(2,263.08)		(2,925.32)		(4,591.09)
Income taxed at (lower)/higher rates in foreign jurisdiction		(61.24)		—		111.59
Loss on direct issue of stock by subsidiary		—		73.54		75.74
Amortization of deferred stock compensation		19.13		16.10		129.48
Valuation allowance on losses of subsidiaries		—		—		69.41
Income taxes relating to prior years		—		274.02		122.23
Others, net		27.94		(9.79)		(32.29)

Total income tax expense	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments was exempt from tax in the year ended March 31, 2004. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 2,263.08 and Rs. 3.26 per share for the year ended March 31, 2003, Rs. 2,925.32 and Rs. 4.22 per share for the year ended March 31, 2004 and Rs. 4,591.09 and Rs. 6.60 per share for the year ended March 31, 2005. For the year ended, March 31, 2003 Indian tax laws were amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income. During the year ended March 31, 2004, the Indian tax laws were amended to restore exemption of the income of an export oriented undertaking from tax to 100%.

     The components of the net deferred tax asset are as follows:

	As of March 31,
	2004		2005
Deferred tax assets
Allowance for doubtful accounts	Rs.	92.65	Rs.	134.08
Accrued expenses and liabilities		180.66		202.19
Carry-forward capital losses		57.25		56.26
Carry-forward business losses		500.34		640.51
Others		43.13		70.53

Total gross deferred tax assets		874.03		1,103.57
Less: valuation allowance		(263.48)		(332.89)

Net deferred tax assets	Rs.	610.55	Rs.	770.68

Deferred tax liabilities
Property, plant and equipment	Rs.	31.76	Rs.	117.42
Intangible assets		13.08		3.48
Amortizable goodwill		21.20		42.40
Undistributed earnings of affiliates		65.30		96.39
Others		38.07		59.51

Total gross deferred tax liability		169.41		319.20

Net deferred tax assets	Rs.	441.14	Rs.	451.48

     Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as on March 31, 2005 will expire by the year ended March 31, 2009.

     In assessing the realizability of remaining deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards utilizable, net of the existing valuation allowances at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

     Upon acquisition of Wipro Nervewire, the Company was entitled to utilize tax benefits of Rs. 264.55 on carry-forward business losses. Based on projections of future taxable income and tax planning strategies management believes that the Company will be able to realize tax benefits only to the extent of Rs. 74.07 on the carry-forward losses. Consequently, the Company has recorded a valuation allowance for the remaining amount. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the acquisition of Wipro Nervewire.

     The carry-forward business losses as of March 31, 2005, expire as follows:

Year ending March 31:
2013	Rs.	22.52
2020		71.97
2021		79.51
2022		43.04
2023		85.44
2024		409.44
2025		325.48
2027		778.10
Thereafter		58.14

	Rs.	1,873.64

     The increase in valuation allowance of Rs.121.31 for the year ended March 31, 2004 is primarily on account of valuation allowance on a portion of carry-forward tax losses at the date of acquisition in Wipro Nervewire. The increase in valuation allowance of Rs. 69.41 for the year ended March 31, 2005 is on account valuation allowance recognized primarily on operating losses in foreign subsidiaries for the year ended March 31, 2005.

     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2005, the US branch’s net assets amounted to approximately $ 80.00. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2005.

24. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 656,565 and 115,323 shares held by employees as of March 31, 2004 and 2005 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2003	2004	2005
Shares held at the beginning of the period	3,964,005	3,910,830	3,943,530
Shares granted to employees	(57,900)	—	—
Grants forfeited by employees	4,725	32,700	3,000

Shares held at the end of the period	3,910,830	3,943,530	3,946,530

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the years ended March 31, 2003, 2004 and 2005, was Rs. 52.05, Rs. 44.87 and Rs. 8.24 respectively. The stock-based compensation has been allocated to cost of revenues, selling and marketing expenses and general and administrative expenses as follows:

	Year ended March 31,
	2003		2004		2005
Cost of revenues	Rs.	19.73	Rs.	14.96	Rs.	—
Selling and marketing expenses		14.81		13.71		—
General and administrative expenses		17.51		16.20		8.24

	Rs.	52.05	Rs.	44.87	Rs.	8.24

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 15 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Year ended March 31, 2003
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted- average		contractual
	of options	prices		exercise price		life(months)
Outstanding at the beginning of the period	4,691,124	Rs.	341 - 362	Rs.	362	42 months
	6,966,750		618 - 841		621	50 months

Forfeited during the period	(166,281)		341 - 362		362	—
	(324,750)		618 - 841		621	—

Exercised during the period	(290,769)		341 - 362		362	—
	(2,940)		618 - 841		618	—

Outstanding at the end of the period	4,234,074		341- 362		362	30 months
	6,639,060		618 - 841		621	38 months

Exercisable at the end of the period	1,905,333		341- 362		362	30 months
	1,662,165	Rs.	618 - 841	Rs.	621	38 months

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted- average		contractual
	of options	prices		exercise price		life(months)
Outstanding at the beginning of the period	4,234,074	Rs.	341 - 362	Rs.	362	30 months
	6,639,060		618 - 841		621	38 months

Forfeited during the period	(239,487)		341 - 362		362	—
	(340,950)		618 - 841		618	—

Exercised during the period	(437,256)		341 - 362		362	—

Outstanding at the end of the period	3,557,331		341 - 362		362	18 months
	6,298,110		618 - 841		621	26 months

Exercisable at the end of the period	2,490,288		341 - 362		362	18 months
	2,834,901	Rs.	618 - 841	Rs.	621	26 months

	Year ended March 31, 2005
	Shares arising out	Range of exercise		Weighted- average		Weighted-average remaining contractual
	of options	prices		exercise price		life(months)
Outstanding at the beginning of the period	3,557,331	Rs.	341 - 362	Rs.	362	18 months
	6,298,110		618 - 841		621	26 months

Forfeited during the period	(38,220)		341 - 362		362	—
	(300,069)		618 - 841		618	—

Exercised during the period	(2,043,436)		341 - 362		361	—
	(1,028,179)		618 - 841		618	—

Outstanding at the end of the period	1,475,675		341 - 362		362	6 months
	4,969,862		618 - 841		622	14 months

Exercisable at the end of the period	1,475,675		341 - 362		362	6 months
	3,479,803	Rs.	618 - 841	Rs.	622	14 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 75 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

Stock option activity under the 2000 Plan is as follows:

	Year ended March 31, 2003
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	228,750	Rs.	344 – 511	Rs.	447	65 months
	17,178,993		529 – 792		532	71 months
	8,009,799		794 – 915		799	54 months

Granted during the period	286,650		344 – 511		496	62 months
	12,000		529 – 792		564	60 months

Forfeited during the period	(229,350)		344 – 511		494	—
	(632,550)		529 – 792		533	—
	(551,550)		794 – 915		805	—

Exercised during the period	(1,200)		344 – 511		405	—

Outstanding at the end of the period	284,850		344 – 511		458	57 months
	16,558,443		529 – 792		532	59 months
	7,458,249		794 – 915		799	42 months

Exercisable at the end of the period	16,620		344 – 511		445	53 months
	3,313,791		529 – 792		533	59 months
	1,864,563	Rs.	794 – 915	Rs.	799	42 months

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	284,850	Rs.	344 – 511	Rs.	458	57 months
	16,558,443		529 – 792		532	59 months
	7,458,249		794 – 915		799	42 months

Forfeited during the period	(24,750)		344 – 511		442	—
	(983,280)		529 – 792		533	—
	(644,700)		794 – 915		799	—

Exercised during the period	(2,700)		344 – 511		418	—
	(7,635)		529 – 792		529	—

Outstanding at the end of the period	257,400		344 – 511		460	45 months
	15,567,528		529 – 792		532	47 months
	6,813,549		794 – 915		797	30 months

Exercisable at the end of the period	58,377		344 – 511		459	45 months
	6,188,553		529 – 792		531	47 months
	3,065,196	Rs.	794 – 915	Rs.	797	30 months

	Year ended March 31, 2005
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	257,400	Rs.	344 – 511	Rs.	460	45 months
	15,567,528		529 – 792		532	47 months
	6,813,549		794 – 915		797	30 months

Forfeited during the period	(33,525)		344 – 511		462	—
	(946,291)		529 – 792		531	—
	(482,975)		794 – 915		800	—

Exercised during the period	(27,427)		344 – 511		451	—
	(1,530,988)		529 – 792		529	—

Outstanding at the end of the period	196,448		344 – 511		461	33 months
	13,090,249		529 – 792		533	35 months
	6,330,574		794 – 915		797	18 months

Exercisable at the end of the period	82,938		344 – 511		461	33 months
	7,864,909		529 – 792		533	35 months
	4,431,402	Rs.	794 – 915	Rs.	797	18 months

     Weighted-average grant date fair values for options granted during the year ended March 31, 2003 under the 2000 Plan, is Rs. 277.

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 4.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

Stock option activity under the 2000 ADS Plan is as follows:

	Year ended March 31, 2003
				Weighted- average
				remaining
	Shares arising out	Range of exercise	Weighted- average	contractual life
	of options	prices	exercise price	(months)
Outstanding at the beginning of the period	78,000	$6.92–10.02	$7.48	66 months
	1,864,350	11.63 – 13.79	12.76	64 months

Granted during the period	264,900	6.92 – 10.02	9.32	53 months

Forfeited during the period	(91,500)	6.92 – 10.02	9.55	—
	(14,700)	11.63 – 13.79	11.94	—

Outstanding at the end of the period	251,400	6.92 – 10.02	8.66	54 months
	1,849,650	11.63 – 13.79	12.77	45 months

Exercisable at the end of the period	7,200	6.92 – 10.02	7.53	54 months
	460,164	$11.63–13.79	$12.78	45 months

	Year ended March 31, 2004
				Weighted- average
				remaining
	Shares arising out	Range of exercise	Weighted- average	contractual life
	of options	prices	exercise price	(months)
Outstanding at the beginning of the period	251,400	$6.92–10.02	$8.66	54 months
	1,849,650	11.63 – 13.79	12.77	45 months

Forfeited during the period	(20,100)	6.92 – 10.02	9.21	—
	(32,400)	11.63 – 13.79	13.28	—

Exercised during the period	(16,650)	6.92 – 10.02	8.30	—
	(121,239)	11.63 – 13.79	12.71	—

Outstanding at the end of the period	214,650	6.92 – 10.02	8.64	42 months
	1,696,011	11.63 – 13.79	12.77	33 months

Exercisable at the end of the period	53,664	6.92 – 10.02	8.64	42 months
	811,764	$11.63–13.79	$12.73	33 months

	Year ended March 31, 2005
				Weighted- average
				remaining
	Shares arising out	Range of exercise	Weighted- average	contractual life
	of options	prices	exercise price	(months)
Outstanding at the beginning of the period	214,650	$6.92–10.02	$8.64	42 months
	1,696,011	11.63 – 13.79	12.77	33 months

Forfeited during the period	(30,000)	11.63 – 13.79	13.05	—

Exercised during the period	(12,375)	6.92 – 10.02	7.54	—
	(650,661)	11.63 – 13.79	12.69	—

Outstanding at the end of the period	202,275	6.92 – 10.02	8.70	30 months
	1,015,350	11.63 – 13.79	12.99	21 months

Exercisable at the end of the period	98,978	6.92 – 10.02	8.73	30 months
	773,150	$11.63–13.79	$13.02	21 months

     Weighted average grant date fair values for options granted during the year ended March 31, 2003 is $ 5.

     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 6 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost. The Company has elected to amortize the deferred compensation cost on a straight-line basis over the vesting period.

     Stock option activity under WRSUP 2004 plan is as follows:

	Year ended March 31, 2005
				Weighted- average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the period	—	Rs.	—	—

Granted during the period	4,896,298		2	60 months

Forfeited during the period	(136,470)		2	—

Outstanding at the end of the period	4,759,828		2	54 months

Exercisable at the end of the period	—	Rs.	—	—

     Stock option activity under WARSUP 2004 plan is as follows :

	Year ended March 31, 2005
			Weighted- average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the period	—	$—	—

Granted during the period	791,800	0.04	60 months

Forfeited during the period	(23,750)	0.04	—

Outstanding at the end of the period	768,050	0.04	54 months

Exercisable at the end of the period	—	$—	—

     The deferred compensation cost of Rs. 3,529.12 arising from such grants will be amortized over the vesting period of five years.

     During the year ended March 31, 2005 the Company has amortized Rs. 345.62 of deferred compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31, 2005
Cost of revenues	Rs.	238.27
Selling and marketing expenses		49.20
General and administrative expenses		58.15

	Rs.	345.62

     Wipro BPO Option Plan (Wipro BPO Plan). Prior to its acquisition by the Company, Wipro BPO had established the Wipro BPO Plan. Employees covered by the Wipro BPO Plan were granted options to purchase shares of Wipro BPO.

     As of the date of acquisition of Wipro BPO by the Company, options to purchase 17,462,520 shares were outstanding under the Wipro BPO Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Wipro BPO. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Wipro BPO Plan is as follows:

	Year ended March 31, 2003
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted- average		contractual life
	of options	prices		exercise price		(months)
Assumed at the date of acquisition	514,358	Rs.	1 – 13	Rs.	8	9 months
	3,157,372		31		31	15 months
	6,149,191		57		57	31 months

Forfeited during the period	(158,708)		57		57	—
Exercised during the period	(332,451)		1 – 13		13	—

Outstanding at the end of the period	181,907		1 – 13		2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months

Exercisable at the end of the period	181,907	Rs.	1 – 13	Rs.	2	3 months

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted- average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	181,907	Rs.	1 – 13	Rs.	2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months

Forfeited during the period	(405,737)		57		57	—
Exercised during the period	(181,907)		1 – 13		8	—
	(3,157,372)		31		31	—
	(839,015)		57		57	—

Outstanding at the end of the period	4,745,731	Rs.	57	Rs.	57	10 months

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2005
						Weighted- average
						remaining
	Shares arising out of	Range of		Weighted- average		contractual life
	options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	4,745,731	Rs.	57	Rs.	57	10 months

Forfeited during the period	(108,356)		57		57	—
Exercised during the period	(4,637,375)		57		57	—

Outstanding at the end of the period	—	Rs.	—	Rs.	—	—

     Shares arising from the exercise of employee stock options are covered by a share purchase arrangement that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting. In April 2005, the shares have been repurchased by the Company at fair value pursuant to this share purchase arrangement.

25. Earnings Per Share

     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2003		2004		2005
Earnings
Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75
Effect of dilutive instruments of subsidiary		—		—		(27.97)

Net income (adjusted for full dilution)	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,804.78

Equity shares
Weighted average number of equity shares outstanding		693,612,978		693,870,390		695,777,186
Effect of dilutive equivalent shares-stock options		1,104,366		674,931		4,146,205

Weighted average number of equity shares and equivalent shares outstanding		694,717,344		694,545,321		699,923,391

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 32,595,852, 28,679,187 and 6,330,574 equity shares were outstanding during the year ended March 31, 2003, 2004 and 2005, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26. Employee Benefit Plans

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

	As of March 31,
	2004		2005
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	62.36	Rs.	115.04
Service cost		5.92		8.07
Interest cost		4.53		7.47
Benefits paid		(1.46)		(12.12)

	As of March 31,
	2004		2005
Actuarial loss		43.69		13.01

PBO at the end of the year		115.04		131.47

Change in plan assets
Fair value of plan assets at the beginning of the year		33.74		32.53
Actual return on plan assets		(1.34)		4.83
Employer contributions		1.59		99.08
Benefits paid		(1.46)		(12.12)

Plan assets at the end of the year		32.53		124.32

Funded status		(82.51)		(7.15)

Unrecognized actuarial loss		54.10		59.71
Unrecognized transition obligation		4.49		3.46
Unrecognized actuarial cost		6.38		5.19

Accrued liability	Rs.	(17.54)	Rs.	61.21

     Net gratuity cost for the years ended March 31, 2003, 2004 and 2005 included:

	Year ended March 31,
	2003		2004		2005
Service cost	Rs.	3.58	Rs.	5.92	Rs.	8.07
Interest cost		5.35		4.53		7.47
Expected return on assets		(2.09)		(2.22)		(1.96)
Amortization of transition liabilities		2.62		2.05		5.84

Net gratuity cost	Rs.	9.46	Rs.	10.28	Rs.	19.42

     The actuarial assumptions used in accounting for the Gratuity Plan are:

	As of March 31,
	2004	2005
Discount rate	7%	8%
Rate of increase in compensation levels	7%	7%
Rate of return on plan assets	7%	7%

     Accumulated benefit obligation was Rs. 75.49 and Rs. 95.62 as of March 31, 2004 and 2005 respectively.

Expected contribution to the fund during the year ending March 31, 2006	Rs.	8.29

Expected benefit payments from the fund during the year ending March 31:
2006		14.29
2007		13.95
2008		13.72
2009		16.86
2010		15.55
Thereafter		79.36

Total	Rs.	153.73

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

     The Company contributed Rs. 442.86, Rs. 715.63 and Rs. 995.93 to various defined contribution and benefit plans during the years ended March 31, 2003, 2004 and 2005 respectively.

27. Related Party Transactions

     The Company has the following transactions with related parties:

	Year ended March 31,
	2003		2004		2005
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	33.12	Rs.	116.49	Rs.	111.68
Fees received for usage of trade mark		19.00		—		—
Rent, travel and related expenses		—		—		1.61
Purchase of software		—		—		0.45

WeP Peripherals:
Revenues from sale of computer equipment and services		6.16		8.00		10.48
Fees received for usage of trade mark		53.02		22.04		—
Payment for services		14.67		4.05		7.50
Purchase of printers		105.73		79.89		176.79

Azim Premji Foundation:
Revenues from sale of computer equipment and services		2.03		1.97		6.71

Principal shareholder:
Payment of lease rentals		1.20		1.43		1.13

     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet:

	As of March 31,
	2004		2005
Wipro GE	Rs.	31.32	Rs.	20.94
WeP Peripherals		3.04		1.90
Azim Premji Foundation		0.04		6.71
Security deposit given to Hasham Premji, a firm under common control		25.00		—

	Rs.	59.40	Rs.	29.55

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of March 31,
	2004		2005
WeP Peripherals	Rs.	34.46	Rs.	—

	Rs.	34.46	Rs.	—

28. Sale of accounts receivables/employee advances

     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss on sale is recorded at the time of sale.

     During the years ended March 31, 2004 and 2005, the Company transferred financial assets of Rs. 270.00 and Rs. 737.80 respectively, under such arrangements. This transfer resulted in loss of Rs. 19.33, Rs. 42.20 and Rs. 42.03 for the years ended March 31, 2003, 2004 and 2005 respectively. As at March 31, 2005, the maximum amount of recourse obligation in respect of the transferred financial assets is Rs. 20.40.

29. Commitments and Contingencies

     Capital commitments. As of March 31, 2004 and 2005, the Company had committed to spend approximately Rs. 529.11 and Rs. 1,180.80 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2005, the Company has met all commitments required under the plan.

     Guarantees. As of March 31, 2004 and 2005, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 1,892.56 and Rs. 2,243.12 respectively, as part of the bank line of credit.

     Contingencies and lawsuits. In March 2004, the Company received a demand from the tax authorities of Rs. 2,614.57, including interest, upon completion of their tax review for the financial year ended March 31, 2001. The tax demand is mainly on account of disallowances of deduction claimed by Company under section 10A of the Income Tax Act of India, 1961, which allows a tax holiday in respect of profits earned on some of the undertakings of the Company. On similar grounds, in March 2005, the Company received a demand from the tax authorities of Rs. 2,616.60, including interest, upon completion of their tax review for the financial year ended March 31, 2002. The Company has filed an appeal before the first appellate authority of the relevant tax department challenging the demand. Management, including external counsel, believe that the Company will ultimately prevail in its appeal. Accordingly, Management has concluded that the outcome of these proceedings will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. As of March 31, 2004 and March 31, 2005, the net exposure of the Company was Rs. 2,315.57 and Rs. 4,737.95, respectively.

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

30. Segment Information

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

     In July 2002, the Company acquired Wipro BPO. The operations of Wipro BPO were initially organized as a new business segment named IT Enabled Services. This segment provided BPO services to large global corporations in the US, UK, Australia and other developed markets. From April 2003, the CODM evaluates Wipro BPO as an integral component of the Global IT Services and Products business segment. Consequently, from April 2003, Wipro BPO is included in the Global IT Services and Products segment.

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

     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Year ended March 31, 2003
	Gobal IT		India and AsiaPac
	Services and		IT Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	30,267.46	Rs.	8,040.57	Rs.	2,942.07	Rs.	1,599.80	Rs.	—	Rs.	42,849.90
Exchange rate fluctuations		325.17		5.68		0.61		(6.75)		(324.71)		—

Total revenues		30,592.63		8,046.25		2,942.68		1,593.05		(324.71)		42,849.90
Cost of revenues		(17,737.82)		(6,286.51)		(2,008.18)		(1,143.93)		—		(27,176.44)
Selling and marketing expenses		(1,527.36)		(773.38)		(455.39)		(130.96)		(28.58)		(2,915.67)
General and administrative expenses		(2,632.25)		(509.86)		(57.92)		(72.39)		(4.56)		(3,276.98)
Research and development expenses		(260.48)		—		—		—		—		(260.48)
Amortization of intangible assets		(166.32)		—		—		—		—		(166.32)
Exchange rate fluctuations		—		—		—		—		306.64		306.64
Others, net		12.16		62.80		0.89		9.99		39.78		125.62

Operating income of segment	Rs.	8,280.56	Rs.	539.30	Rs.	422.08	Rs.	255.76	Rs.	(11.43)	Rs.	9,486.27

Total assets of segment (3)	Rs.	22,429.81	Rs.	3,472.80	Rs.	1,085.69	Rs.	1,139.56	Rs.	14,653.03	Rs.	42,780.89
Capital employed (3)		18,961.47		1,012.09		662.13		820.14		14,708.27		36,164.10
Return on capital Employed (2), (3)		60%		55%		62%		—		—		—
Accounts receivable		5,809.07		1,665.75		197.41		258.62				7,930.85
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,308.84		20.77		196.96		60.19		11,509.66		14,096.42
Depreciation		1,210.63		173.77		61.28		36.00		50.03		1,531.71

	Year ended March 31, 2004
	Global IT		India and AsiaPac
	Services and		IT Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	43,465.34	Rs.	9,413.26	Rs.	3,567.44	Rs.	1,987.32	Rs.	—	Rs.	58,433.36
Exchange rate fluctuations		309.72		32.19		0.05		(2.40)		(339.56)		—

Total revenues		43,775.06		9,445.45		3,567.49		1,984.92		(339.56)		58,433.36
Cost of revenues		(27,931.09)		(7,303.53)		(2,354.82)		(1,410.50)		—		(38,999.94)
Selling and marketing expenses		(3,520.08)		(919.04)		(595.78)		(218.34)		(25.15)		(5,278.39)

	Year ended March 31, 2004
	Global IT		India and AsiaPac
	Services and		IT Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items		Entity Total
General and administrative expenses		(2,492.72)		(492.52)		(72.16)		(48.05)		(66.23)		(3,171.68)
Research and development expenses		(232.05)		—		—		—		—		(232.05)
Amortization of intangible assets		(299.54)		—		(8.69)		—		—		(308.23)
Exchange rate fluctuations		—		—		—		—		377.56		377.56
Others, net		0.53		31.10		10.28		(0.30)		39.04		80.65

Operating income of segment	Rs.	9,300.11	Rs.	761.46	Rs.	546.32	Rs.	307.73	Rs.	(14.34)	Rs.	10,901.28

Total assets of segment (3)	Rs.	28,610.00	Rs.	5,257.11	Rs.	1,199.67	Rs.	1,643.83	Rs.	21,027.70	Rs.	57,738.31
Capital employed (3)		23,183.87		2,113.27		622.19		1,195.78		20,901.82		48,016.93
Return on capital Employed (2),(3)		44%		49%		85%		—		—		—
Accounts receivable		7,658.31		2,688.38		227.38		398.87		—		10,972.94
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,598.92		168.24		167.30		502.94		18,338.81		21,776.21
Depreciation		1,686.50		131.81		67.36		38.28		47.90		1,971.85

	Year ended March 31, 2005
	Global IT		India and AsiaPac
	Services and		IT Services and		Consumer Care				Reconciling
	Products		Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	60,713.22	Rs.	13,403.17	Rs.	4,555.38	Rs.	2,680.73	Rs.	—	Rs.	81,352.50
Exchange rate fluctuations		(24.11)		(8.62)		(0.23)		(6.74)		39.70		—

Total revenues		60,689.11		13,394.55		4,555.15		2,673.99		39.70		81,352.50
Cost of revenues		(38,520.32)		(10,494.17)		(2,926.22)		(1,914.06)		—		(53,854.77)
Selling and marketing expenses		(3,223.47)		(1,150.26)		(876.68)		(184.10)		(31.75)		(5,466.26)
General and administrative expenses		(2,739.10)		(787.66)		(82.26)		(126.93)		(7.65)		(3,743.60)
Research and development expenses		(273.54)		—		—		—		—		(273.54)
Amortization of intangible assets		(122.00)		—		(18.29)		—		—		(140.29)
Exchange rate fluctuations		—		—		—		—		(92.12)		(92.12)
Others, net		14.56		7.21		19.11		17.54		16.87		75.29

Operating income of segment(1)	Rs.	15,825.24	Rs.	969.67	Rs.	670.81	Rs.	466.44	Rs.	(74.95)	Rs.	17,857.21

Total assets of segment (3)	Rs.	38,044.59	Rs.	5,676.32	Rs.	1,670.62	Rs.	1,948.26	Rs.	24,735.32	Rs.	72,075.11
Capital employed (3)		29,411.85		1,594.54		936.44		1,403.21		24,606.37		57,952.41
Return on capital employed (2),(3)		60%		52%		86%		—		—		—
Accounts receivable		11,743.03		2,292.42		263.66		507.25		—		14,806.36
Cash and cash equivalents and investments in liquid and short-term mutual funds		5,397.80		101.85		142.63		493.40		22,492.67		28,628.35
Depreciation		2,182.53		93.32		65.54		47.90		48.67		2,437.96

(1)	Operating income of Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 310.17, Rs. 19.02, Rs. 5.84, Rs. 4.49 and Rs. 14.34 respectively, of amortization of deferred stock compensation cost arising from the grant of options.

(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the year.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656.24 as of March 31, 2003, 2004 and 2005 has been reported as a component of reconciling items.

The Company has four geographic segments: India, the United States, Europe and Rest of the world.

Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2003		2004		2005
India	Rs.	12,141.25	Rs.	14,782.65	Rs.	19,349.64
United States		20,047.95		30,868.82		41,811.59
Europe		8,502.65		10,458.73		16,602.35
Rest of the world		2,158.05		2,323.16		3,588.92

	Rs.	42,849.90	Rs.	58,433.36	Rs.	81,352.50

31. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

32. Subsequent Events

     The Board of Directors, in its meeting held on April 22, 2005, proposed a stock dividend in the ratio of one equity shares or ADS for every one equity share or ADS outstanding on the record date. This proposal is subject to the approval of the shareholders at the Annual General Meeting, scheduled to be held on July 21, 2005.

Item 19. Exhibits

Exhibit
Number	Description
*1.1	Articles of Association of Wipro Limited, as amended
*1.2	Memorandum of Association of Wipro Limited, as amended
*1.3	Certificate of Incorporation of Wipro Limited, as amended
*2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)
*2.2	Wipro’s specimen certificate for equity shares
*4.1	1999 Employee Stock Option Plan
*4.2	2000 Employee Stock Option Plan
*4.3	Wipro Equity Reward Trust
***4.4	2000 ADS Option Plan
****4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004
4.6	Wipro Employee Restricted Stock Unit Plan 2004
***4.7	Form of Indemnification Agreement, as amended
4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors
4.9	Sample Letter of appointment to Non Executive Directors
**11.1	Code of Ethics for Principal and Finance Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
23.1	Consent of Independent Registered Public Accounting Firm
**99.1	Wipro’s Ombudsprocess
99.2	Code of Business Conduct and Ethics
99.3	Audit Committee Charter
99.4	Compensation and Benefits Committee Charter
99.5	Nomination and Corporate Governance Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

**	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

***	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

****	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: June 13, 2005	Azim H. Premji,	Suresh C. Senapaty,
	Chairman and Managing Director	Executive Vice President-Finance

Exhibit Index

Exhibit
Number	Description
*1.1	Articles of Association of Wipro Limited, as amended
*1.2	Memorandum of Association of Wipro Limited, as amended
*1.3	Certificate of Incorporation of Wipro Limited, as amended
*2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)
*2.2	Wipro’s specimen certificate for equity shares
*4.1	1999 Employee Stock Option Plan
*4.2	2000 Employee Stock Option Plan
*4.3	Wipro Equity Reward Trust
***4.4	2000 ADS Option Plan
****4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004
4.6	Wipro Employee Restricted Stock Unit Plan 2004
***4.7	Form of Indemnification Agreement, as amended
4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors
4.9	Sample Letter of appointment to Non Executive Directors
**11.1	Code of Ethics for Principal and Finance Officers
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
23.1	Consent of Independent Registered Public Accounting Firm
**99.1	Wipro’s Ombudsprocess
99.2	Code of Business Conduct and Ethics
99.3	Audit Committee Charter
99.4	Compensation and Benefits Committee Charter
99.5	Nomination and Corporate Governance Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

**	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

***	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

****	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.