Form 20-F
period 2006-03-31
WIPRO LTD
filed 2006-06-22
CIK 1123799

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2006

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report
Commission File Number 001-16139
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
Not Applicable
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,425,754,267 Equity Shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
     Yes ☑   No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, 1934
     Yes ☐   No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑   No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non – Accelerated Filer ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐   Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (As defined in Rule 12b-2 of the Securities Exchange Act of 1934
     Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. unless otherwise stated. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 44.48 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
Forward-Looking Statements May Prove Inaccurate
IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.
This Annual Report includes statistical data about the IT industry that comes from information published by sources including International Data Corporation (IDC), Gartner Inc. (Gartner), National Association of Software and Service Companies (NASSCOM), and Dataquest India (Dataquest). This type of data represents only the estimates of IDC, Gartner, NASSCOM, Dataquest and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.

Item 3. Key Information
Summary of Selected Consolidated Financial Data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2006 and selected consolidated balance sheet data as of March 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

	(In millions, except per equity share data)

			Year ended March 31,
	2002	2003	2004	2005	2006	2006
						Convenience
						translation into
						US$
Consolidated statements of Income data:
Revenues:
Global IT Services & Products IT Services and Products	Rs. 22,412	Rs. 28,623	Rs. 39,102	Rs. 54,280	Rs. 73,061	$1,642
BPO Services	—	1,644	4,363	6,433	7,664	172
India and AsiaPac IT Services and Products
Services	1,914	2,240	3,109	4,709	6,097	137
Products	5,037	5,801	6,305	8,694	10,380	233
Consumer Care and Lighting	2,939	2,942	3,567	4,555	5,625	126
Others	1,171	1,599	1,987	2,681	3,279	74

Total	33,473	42,849	58,433	81,353	106,107	2,385

Cost of revenues:

IT Services and Products	12,310	16,763	25,047	33,780	46,986	1,056
BPO Services	—	975	2884	4740	5810	131
Global IT Services & Products	12,310	17,738	27,931	38,520	52,796	1,187
India and AsiaPac IT Services and Products
Services	1,160	1,187	1,661	2,679	3,549	80
Products	4,268	5,100	5,643	7,815	9,286	209
Consumer Care and Lighting	1,999	2,008	2,355	2,926	3,556	80
Others	924	1,143	1,410	1,914	2,460	55

Total	20,661	27,176	39,000	53,855	71,647	1,611

Gross Profit	12,812	15,673	19,433	27,498	34,460	775
Operating expenses:
Selling and marketing expenses	(2,601)	(2,916)	(5,278)	(5,466)	(6,764)	(152)
General and administrative expenses	(1,758)	(3,277)	(3,172)	(3,744)	(5,239)	(118)
Amortization of intangible assets	—	(166)	(308)	(140)	(64)	(1)
Other operating income/ (expenses)	(11)	172	226	(291)	(421)	(9)

Operating income	8,442	9,486	10,901	17,857	21,972	494
Gain/ (loss) on sale of stock by affiliates, including direct issue of stock by affiliate	—	—	(206)	(207)	—	—
Other income/ (expense), (net)	838	718	868	800	1276	29
Equity in earnings of affiliates	147	(355)	96	158	288	6

Income before taxes and minority interest	9,427	9,849	11,659	18,608	23,536	529
Income taxes	(1,016)	(1,342)	(1,611)	(2,694)	(3,265)	(73)
Minority interest (1)	—	(30)	(56)	(81)	(1)	(0)

Income from continuing operations (4)	Rs. 8,411	Rs. 8,477	Rs. 9,992	Rs. 15,833	Rs. 20,270	$456

Earnings per share from continuing operations:
Basic	6.07	6.11	7.20	11.38	14.41	0.32
Diluted	6.06	6.10	7.20	11.29	14.24	0.32
Cash dividend per equity share	0.09	0.17	0.17	4.84	2.50	0.12
Additional data:
Revenue by Segment IT Services and Products	Rs. 22,668	Rs. 28,949	Rs. 39,412	Rs. 54,256	Rs. 72,888	$1,639

			Year ended March 31,
	2002	2003	2004	2005	2006	2006
						Convenience
						translation into
						US$
BPO Services	—	1,644	4,363	6,433	7,626	171
Global IT Services and Products	Rs. 22,668	Rs. 30,593	Rs. 43,775	Rs. 60,689	Rs. 80,514	$1,810
India and AsiaPac IT Services and Products	6,950	8,046	9,445	13,395	16,475	370
Consumer Care and Lighting	2,939	2,942	3,567	4,555	5,625	126
Others	916	1,268	1,646	2,714	3,493	79

Total	Rs. 33,473	Rs. 42,849	Rs. 58,433	Rs. 81,353	Rs. 106,107	$2,385

Operating Income by Segment IT Services and Products	Rs. 7,609	Rs. 8,034	Rs. 8,505	Rs. 14,817	Rs. 18,398	$414
BPO Services	—	247	795	1,008	1,011	22
Global IT Services and Products	Rs. 7,609	Rs. 8,281	Rs. 9,300	Rs. 15,825	Rs. 19,409	$436
India and AsiaPac IT Services and Products	578	539	761	970	1,405	32
Consumer Care and Lighting	404	422	546	671	798	18
Others	41	256	308	466	487	11
Reconciling items (2)	(190)	(12)	(14)	(75)	(127)	(3)

Total	Rs. 8,442	Rs. 9,486	Rs. 10,901	Rs. 17,857	Rs. 21,972	$494

Transitional disclosures pertaining to adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

	2002
Income from continuing operations, as reported	Rs. 8,411
Add: Amortization of goodwill	175
Income from continuing operations, adjusted	8,586

Earnings per share: Basic Continuing operations, as reported	6.07
Add: Amortization of goodwill	0.12
Continuing operations, adjusted	6.19

Earnings per share: Diluted Continuing operations, as reported	6.06
Add: Amortization of goodwill	0.12
Continuing operations, adjusted	6.18

Consolidated Balance Sheet Data:
Cash and Cash equivalents	Rs. 3,251	Rs. 6,283	Rs. 3,297	Rs. 5,671	Rs. 8,858	$199
Investments in liquid and short-term mutual funds	4,126	7,813	18,479	22,958	30,328	682
Working Capital (3)	18,495	21,473	30,649	36,449	50,704	1,140
Total assets	33,639	42,781	57,738	72,075	100,394	2,257
Total debt	291	537	969	564	705	16
Total stockholders equity	27,457	35,431	46,364	56,729	78,764	1,771

Notes:

1.	Minority interest represents the share of minority in the profits of Wipro BPO (formerly Wipro Spectramind Services Limited) and Wipro Healthcare IT. The minority interest in Wipro Healthcare IT was acquired in the year ended March 31, 2003. The minority interest in Wipro BPO was acquired in the year ended March 31, 2006.

2.	In the operating income by segment, amortization of goodwill is included in reconciling items for the year ended March 31, 2002.

3.	Working Capital equals current assets less current liabilities.

4.	Losses from discontinued operations, net of tax for the years ended March 31, 2002 and 2003, were Rs. 127 million and Rs. 377 million respectively.

5.	Segment data for previous periods have been reclassified to conform to the current period presentation.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2006	Rs.	44.48	Rs.	44.21	Rs.	46.26	Rs.	43.05
2005		43.62		44.87		46.45		43.27
2004		43.40		45.78		47.46		43.40
2003		47.53		48.36		49.07		47.53
2002		48.83		47.81		48.91		46.58
          On June 9, 2006, the noon buying in the City of New York as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 45.81.
          The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low
May 2006	Rs.	46.22	Rs.	44.69
April 2006		45.09		44.39
March 2006		44.58		44.09
February 2006		44.54		44.10
January 2006		44.92		43.89
December 2005		46.26		44.94
Capitalization and Indebtedness
     Not applicable.
Reasons for the Offer and Use of Proceeds
     Not applicable.

RISK FACTORS
          This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report. The following risk factors should be considered carefully in evaluating us and our business.
          Risks Related to our Company and our Industry
          Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.
          Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:
•	the size, complexity, timing, pricing terms and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees;

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our clients;

•	currency exchange fluctuations; and

•	other economic and political factors.
          Approximately 52% of our total operating expenses in our IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
          Our net income increased 28% in the year ended March 31, 2006, as compared to the year ended March 31, 2005. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.
          If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.
          We have experienced significant growth in all our businesses. We expect our growth to continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
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
          Intense competition in the market for IT services could adversely affect our cost advantages, and, as a result, decrease our revenues.
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
          We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased compensation and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.
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
          We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
          The Central Government in India is considering introducing legislation mandating employers to give preferential hiring treatment to under-represented groups. State Governments in India may also introduce such legislation. The quality of our work force is critical to our business. The legislation may affect our ability to hire the most qualified and competent technology and other professionals.
          Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.
          Approximately 79% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
          Our hedging strategy could negatively impact our competitive positioning.
          We have entered into forward contracts to hedge a significant portion of our forecasted foreign currency inflows through fiscal 2007. Although the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market, our revenues and our operations.
          An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.
          Approximately 65% of our Global IT Services and Products revenue is from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

          Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
          We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2004, March 31, 2005 and March 31, 2006, accounted for 5%, 4% and 3% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 33%, 27% and 27% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.
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
          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. The U.S. Citizenship and Immigration Services have limited the number of H-1B visas that may be granted as of the 2005 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
          The L-1 and H-1B Visa Reform Act of 2004 further proposes to preclude foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The L1 Reforms Act provisions became effective in June 2005.
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
          Approximately 37% of our IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
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
          The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
          Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
          As of March 31, 2006, we had contractual commitments of approximately Rs. 1,714 million ($ 39 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
          Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
          Currently, we have software development facilities in eight countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
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
          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in December 2005, we acquired 100% of the equity of mPower Software Service Inc. and its subsidiaries, a U.S. based company in the payment processing sector, and we acquired 100% of the equity of BVPENTE BETEILIGUNGSVERWALTUNG GmbH and its subsidiaries (NewLogic Technologies AG), a European system-on-

chip design company. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.
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
          Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.
          As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our client contracts. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.
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
          We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS No. 123R as of April 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings, operating results and earnings per share in the event that we make any grants in the future. If we had amortized the stock based employee compensation expense determined under the fair value method of SFAS No. 123, our net income as reported for the years ended March 31, 2004, 2005 and 2006 would have been reduced by Rs. 2,080 million, Rs. 1,244 million and Rs. 571 million respectively.
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
          Pursuant to the requirements of Sarbanes Oxley Act, 2002, in the annual report for the year ended March 31, 2007, the company is required to report on the effectiveness of internal controls over financial reporting. The company is documenting the internal controls over financial reporting, assessing the design and operating effectiveness and correcting the deficiencies, if any, in the internal controls over financial reporting. There can be no assurance that the company would be able to complete this exercise on time or the company would not report any material weakness in the internal controls over financial reporting.
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
          Risks Related to Investments in Indian Companies and International Operations generally.
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
          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2004, 2005 and 2006 our tax benefits were Rs. 2,925 million, Rs. 4,591 million and Rs. 4,721 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday for “Software Technology Parks” over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years from April 1, 2000. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.
          In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase.
          In March 2004 and March 2005, we had received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961, with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We have appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
          In March 2006, we received an assessment order from the tax authorities for our 2002 fiscal year on similar grounds. The order has demanded a tax of Rs. 2,869 million (including interest of Rs.750 million). We will file an appeal against this assessment order within the prescribed statutory timeframe.
          Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001 fiscal years, our management believes that the final outcome of the 2002 dispute should also be resolved in our favour and there should not be any material impact on our financial statements.
          Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
          After considering the provision made in the books based on our assessment, as of March 31, 2006, our net exposure on these tax demands was Rs. 2,413 million, or approximately $ 54 million.
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
          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2006, 95% of our operating income was generated from our IT business segments. For the same period, IT Services and Products represented 84% of our operating income, BPO Services represented 4% of our operating income, India and AsiaPac IT Services and Products represented 6% of our operating income and Consumer Care and Lighting represented 4% of our operating income.
          In October 2000, we raised gross aggregate proceeds of approximately $ 131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. We used a portion of these proceeds to consummate the acquisition of Wipro BPO, Global Energy Practice and Wipro Nervewire.
          We incurred capital expenditure of Rs. 4,135 million, Rs. 6,613 million and Rs. 7,486 million during the fiscal years ended March 31, 2004, 2005 and 2006, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and Products business segment. As of March 31, 2006, we had contractual commitments of Rs. 1,714 million ($ 39 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely from internal sources of capital.
Business Overview
          We are a leading global IT services company. We have been acknowledged as leading offshore providers of technology services by Gartner, Forrester and other leading research and advisory firms. We are the only Indian company to be ranked among the ‘Top 10 Global Outsourcing Providers’ in the International Association of Outsourcing Professionals – Fortune Global 100 listings. We are also winners of NASSCOM’s Technology Innovation Award 2005.
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
          We have three principal business segments:
•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of our services includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design. Our service offerings in BPO services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.
o	Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective as of July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our new reportable segments. Consequently, IT Services and Products and BPO Services now qualify as separate reportable segments. Segment data for previous periods have been reclassified to conform to the current period presentation.
o	In December 2005, we acquired 100% of the equity of mPower Software Service Inc. and its subsidiaries, a U.S. based company in the payment processing space, for an aggregate cash consideration equal to Rs. 1,275 million ($28 million). Pursuant to the terms of this acquisition, we also acquired 100% of the equity of MPact India, a joint venture between MasterCard International and mPower Software Services Inc..

o	In December 2005, we acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (NewLogic Technologies AG), a European system-on-chip design company. The consideration included a cash payment of Rs. 1,157 million and an earn-out of Euro 26 million to be determined and paid in the future based on certain financial targets being achieved over a three-year period. A portion of this earn-out, up to a maximum of Euro 3 million, is linked to the continuing employment of one of the selling shareholders.

o	The operations of mPower and New Logic, which are now part of our IT Services and Products, are currently reviewed by our Chief Operating Decision Maker, or CODM, separately, and have accordingly been reported separately under “Acquisitions” in the Notes to our Financial Statements. We intend to include all acquisitions made within 2 to 4 quarters preceding the reporting date within “Acquisitions”.

o	In April 2006, we acquired cMango Inc., a privately held California, US – headquartered company, in an all cash deal. cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs.886 Million ($20 million) paid at the closing of the transaction and additional earn-out payments based on achieving specified financial metrics over a two year period.

o	In May 2006, we acquired, subject to completion of certain closing conditions, US based Quantech Global Services LLC and India based Quantech Global Services Limited for a total consideration of Rs. 444.80 million ($ 10 million) and additional earn outs based on achieving specified financial targets over a three year period.. Quantech, founded 16 years ago, is a leading provider of Computer Aided Design and Engineering services to Fortune 500 companies, particularly in the automotive, aerospace and consumer goods industries. We currently intend to fund this acquisition through our internal accruals.

o	In May 2006, we acquired, subject to completion of certain closing conditions, a Europe based retail solutions provider, Enabler for a consideration of Euros 41 Million ($ 53 million) payable on closure of the transaction as well as earn-outs on achieving agreed financial targets over a two year period. We currently intend to fund this acquisition through our internal accruals. Enabler is one of the leading specialists in consulting and implementation of integrated solutions and effective support of retail systems.

o	Our Global IT Services and Products segment accounted for 76% of our revenues and 88% of our operating income for the year ended March 31, 2006. Of these percentages, our IT Services and Products segment accounted for 69% of our revenue and 84% of our operating income for the year ended March 31, 2006, and our BPO Services segment accounted for 7% of our revenue and 4% of our operating income for the year ended March 31, 2006.
•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 16% of our revenue and 6% of our operating income for the year ended March 31, 2006.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products for the Indian market. This business segment accounted for 5% of our revenue and 4% of our operating income for the year ended March 31, 2006.

     Industry Overview
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
          The IT and information technology-enabled service or IT-ITES, sector has been experiencing growth in India, with multinational companies building a global presence through cross-border acquisitions and organic growth in other low cost locations. This is complemented by major global players continuing to significantly develop their offshore delivery capabilities, predominantly in India, validating the success of the global delivery model and highlighting India’s increasing role in outsourcing.
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
          The focus for companies is on objective factors such as:
•	providing decision makers with real-time data from disparate IT systems to enhance the effectiveness of the decision making process;

•	realizing measurable cost efficiencies;

•	realizing a defined return on investment on their IT spending;

•	reducing the cycle time of introducing new software applications, commonly known as time-to-application advantage;

•	reducing the time it takes to develop new technologies, commonly known as time-to-market advantage;

•	increasing the focus on core activities by outsourcing IT infrastructure to integrated IT service providers; and

•	strengthening individual portfolio and expanding geographic footprints through cross-border mergers and acquisitions.
          According to the Worldwide Services Spending Forecast, a report published by International Data Corporation, or IDC, in May 2005, the global IT services market is estimated to grow from approximately $ 383 billion in 2003 to approximately $512 billion by 2008, reflecting a compound annual growth rate, or CAGR, of 6%.

          According to NASSCOM Strategic Review Report 2006, the IT-ITeS exports are targeted to reach $60 billion by 2010, reflecting a CAGR of 27%.
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
          According to NASSCOMM Strategic Review Report 2006, IDC forecasts a growth of over 7% (CAGR) in worldwide IT-ITeS spends, and a growth of over 15% (CAGR) in offshore IT spending, over 2005-09.
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
          According to NASSCOM’s Strategic Review Report 2006, the total combined Indian IT services and IT-enabled services export market in fiscal 2006 was nearly $ 23 billion. According to NASSCOM’s Strategic Review Report 2006, the total Indian IT services and IT-enabled services export market is projected to grow to $ 60 billion by fiscal 2010.
          We believe that there are several key factors contributing to this growth of India-based IT services:
•	India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to a report by Dataquest published in October 2003, 75% of the world’s SEI-CMM Level 5-assessed development centers were located in India. According to NASSCOM’s Strategic Review Report 2006, out of the 400 companies which have various quality certifications, 82 are assessed at SEI-CMM Level 5 and 90 more companies are reported to be in the process of getting certified. SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2006, the Indian IT industry employed nearly 920,000 software professionals as of March 31, 2006, making it the second largest employer in the IT services industry after the United States. Approximately 280,000 engineering degree and diploma holders enter the workforce annually, with a majority of them entering the IT industry. According to this report, client organisations could expect total savings of 25% to 50% by using offshore processes primarily because of the differential in wages paid by these companies in comparison to their India-based counterparts. Although wages in India are rising at a faster pace, the labor rate differential is currently anticipated to remain a competitive advantage for Indian companies.
•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

•	In addition to strong telecom links and physical connectivity to and within India via road and air have also been stepped up over the past few years. According to the mid term review of the Tenth Five Year Plan 2002-2007 India currently has the second largest road network in the world totaling over 3.3 million kilometers.
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
BPO Services
          India is a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub. According to the March 2005 report published by IDC, titled “Worldwide and US Business Process Outsourcing (BPO) 2004-2008 forecast”, the worldwide spending on BPO services is expected to grow from $ 448 billion in 2004 to approximately $ 682 billion by 2008, a CAGR of 11%. According to NASSCOM Strategic Review Report 2006, the worldwide spending on ITeS-BPO services is expected to grow at a CAGR of more than 10% over 2005-2009.
India and Asia Pac IT Services and Products
          The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. According to IDC, while the domestic packaged software and IT services market is expected to grow at 19.6% and 18.1% respectively for the period 2004-2009, the hardware market is expected to show a comparatively modest growth rate of 17.9% for the same period. However, India is expected to continue to be the fastest growing IT market in the APAC region.
          IDC predicts that Indian IT market will grow at 19% in 2006 over 2005. WLAN equipments will show the highest growth in the hardware segment, while Application Life Cycle Management Software and Security Software will witness major growth in the software segment. According to IDC, the IT services market in India is expected to grow to approximately to $ 3.5 billion in 2006 from an estimated $ 2.9 billion in 2005. Outsourcing Services are expected to be the largest contributor with 24% of this market. Increasing focus on vertical orientation is expected to lead to IT vendors and independent software vendors, or ISVs bringing to market products and solutions that have ‘in-built’ industry-specific customization capabilities or templates. Government and education verticals are also emerging as major IT spenders in the country.
Consumer Care and Lighting
          The consumer care market that we address includes soaps, toiletries and infant care products. A large portion of our revenues is derived from the sale of soaps. The market for soaps in India is dominated by established players like Hindustan Lever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regional geographies. We expect to increase our market share organically in our identified geographies and in addition we look at acquiring established brands which complement our brand presence and distribution strengths. In lighting, we operate in the domestic market for household lamps as well as institutional market for luminaries and lamps. The market for lighting is led by Philips India (subsidiary of Philips NV). We have a strong brand presence in select regional geographies for domestic lighting, as well as an established institutional presence in select segments like retailing, pharma lighting and software development centre lighting.

Our Competitive Strengths
          We believe that the following are our principal competitive strengths:
          Comprehensive range of IT services
          We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 15 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.
          World-class quality as measured by SEI-CMM and Six Sigma initiatives
          One of the crucial factors in our success has been our commitment to pursue the highest quality standards in all aspects of our business. We were assessed at SEI-CMM Level 5, the highest level of quality certification, in January 1999, making us the first IT services provider in the world to achieve this standard. SEI-CMM is widely accepted in the software industry as a standard to measure the maturity and effectiveness of software processes. Our SEI-CMM Level 5 rating is supported by our Six Sigma initiative, which is an internationally recognized program focusing on defect reduction and cycle time reduction. Our Six Sigma program was launched in 1998. Six Sigma represents a quality standard of less than 3.4 defects per million opportunities in which a defect may arise. In our continuous quest of doing more with less, we pioneered the application of LEAN thinking in software services and support transactions. We believe that LEAN is a proven manufacturing philosophy that has been sustained over several decades. The focus is on streamlining activities solely from the customer’s viewpoint, eliminating waste, and a collaborative way of working. We have found that this enhances productivity. We believe that our approach of continuous enrichment through effective experimentation has proven fruitful. Preliminary results, from over 300 projects, indicate improvement in cycle time reduction and effort saving – leading to financial benefit with better teamwork.
          Service offerings in emerging growth areas
          We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offering in this area and familiarized customers with the concept of remote network management. Today this comprises 8% of our revenues from IT Services and Products. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.

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
          Established track record with premier international customer base
          As of March 31, 2006, our IT Services and Products segment had over 494 active clients and our BPO Services had over 30 active customers and over 100 processes and 73% of our revenues of IT Services and products segment was derived from Fortune 1000 and Global 500 clients. We had 79 clients that represented at least $5.0 million in revenues in the fiscal year ended March 31, 2006. We believe that having an established base of high quality, high technology clients provide us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
          Ability to access, attract and retain skilled IT professionals
          We have continued to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices within a company. As of March 31, 2006, in our IT Services and Products business segment we had over 29,800 IT professionals. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and employee stock option plan and a productivity bonus plan since October 1999.
          Robust systems and processes to support growth in business
          We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behaviour, openness and transparency. Our employee base in our IT Services and Products segment grew from approximately 9,900 employees as of March 31, 2001 to approximately 37,650 employees as of March 31, 2006 and our employee base in BPO Services stands at approximately 16,080 employees as of March 31, 2006. During the same period, our revenues from our IT Services and Products segment have grown from Rs. 17,816 million to Rs. 72,887 million. Our revenues from BPO Services have grown from Rs. 1,644 million for the year ending March 31, 2003 to Rs. 7,626 million for the year ending March 31, 2006.
          Broad distribution network and strong sales force in India
          We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 190 channel partners throughout India, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 1.5 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.
          Strong brand recognition in the Indian market
          We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 60 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.
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
          Significantly expand our IT Services and Products business and our BPO Services Business
          We expect to continue to grow each of our IT Services and Products business and our BPO Services business and the percentage of our total revenues and profits contributed by these businesses over the next few years. We believe that we can achieve this objective through the following means:
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
          Increase the number and penetration of our IT Services and Products and our BPO Services clients
          We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $ 1 million in annual revenues within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements. We intend to grow our BPO Services business by leveraging our existing client relationships to offer BPO Services to clients of our IT Services and Products segment. We intend to expand our range of service offerings, migrate from providing solely rules-based processing activities to offering an entire set of enhanced processes, provide value- added services and partner with clients in business transformation initiatives.
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
          In December 2005, we acquired 100% equity of mPower Software Services Inc. and subsidiaries (mPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Software Services Inc. This acquisition has enabled us to provide a wide range of additional technology services, including application development and maintenance, infrastructure services, package implementation, BPO and testing. We believe that through this acquisition, we will be able to expand our domain expertise in the payments space and increase the addressable market for IT services.
          In December, 2005, we also acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). Through this acquisition, we have acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables us to access over 20 customers in the product engineering space.
          In April 2006, we acquired cMango Inc, a privately held California, US-headquartered company, in an all cash deal. cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs.886 million ($20 million) paid at the closing of the transaction and additional earn-out payments based on achieving specified financial metrics over a two-year period.

          In May 2006, we acquired, subject to completion of certain closing conditions, US based Quantech Global Services LLC and India based Quantech Global Services Ltd. for a total consideration of Rs. 444.80 million ($ 10 million) and additional earn outs based on achieving specified financial targets over a three year period. Quantech, founded 16 years ago, is a leading provider of Computer Aided Design and Engineering services to Fortune 500 companies, particularly in the automotive, aerospace and consumer goods industries. We currently intend to fund this acquisition through our internal accruals.
          In May 2006, we acquired, subject to completion of certain closing conditions, a Europe based retail solutions provider, Enabler for a consideration of Euros 41 Million ($ 53 million) payable on closure of the transaction as well as earn-outs on achieving agreed financial targets over a two year period. We currently intend to fund this acquisition through our internal accruals. Enabler is one of the leading specialists in consulting and implementation of integrated solutions and effective support of retail systems.
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
IT Services and Products
          Our IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide our clients customized IT solutions to improve their business competitiveness. Our IT services are focused on the following areas:
•	enterprise IT services;

•	technology infrastructure support services; and

•	research and development services;
          In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 29,800 IT professionals.
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
          We address the banking and financial services segment, the manufacturing sector, and the retail, energy and utilities industries through our broad range of service offerings. Our enterprise solutions division accounted for 64%, 63% and 63% of our IT Services and Products revenues for the fiscal years ended March 31, 2004, 2005, and 2006, respectively.

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
          Testing Services. We are the largest Offshore Testing Services provider in the world with annual revenues aggregating to around $ 164 million, 4500 dedicated employees and 165 customers across the globe, including engagements with fortune 500 companies. We have been operating our Independent Testing Services division since 1997. Our service portfolio in testing covers the entire gamut of user needs from product concept to deployment, across the stages of the product/ application life cycle.
          Technology Infrastructure Support Services
          Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. For example, we assist a large insurance company in the United States, in monitoring the network, which supports 20,000 employees, independent contractors and independent agents, for any intrusion, scanning, breach of network by use of hacking tools or potential DOS attacks. We monitor and sustain firewalls by monitoring incident detection, incident response and incident notification systems, analysis of logs and MIS reporting. We formed this division at the end of 1998 and it accounted for 7%, 7%, 8% of our IT Services and Products revenues for the year ended March 31, 2004, March 31, 2005 and March 31, 2006, respectively. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.
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
          Our research and development services division accounted for 36%, 37% and 37% of our IT Services and Products revenue for the fiscal years ended March 31, 2004, 2005 and 2006. Our services include:
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
          IT Professionals. We have approximately 12,500 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:
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
          The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. Certain Clients have had ODCs with us over thirteen years This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.
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
          Our Clients
          We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across several of our business divisions. We seek to expand the level of business with our existing clients by increasing the type and range of services we provide to them. The table below illustrates the size of our client project engagement size as measured by revenues.

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2004	2005	2006
1-3 million	74	64	103
3-5 million	19	28	30
>5 million	44	65	79

Total	137	157	212

          For the fiscal years ended March 31, 2005 and 2006, the largest client of our IT Services and Products segment accounted for 5% and 3% of the revenues of IT Services and Products and the largest client of our BPO Services segment accounted for 29% and 24% of the revenues of BPO Services. For the same periods, the five largest clients of our IT Services and Products segment accounted for 18% and 15% of IT Services and Products revenues.
          Sales and Marketing
          Our headquarters are located at Bangalore, India. We sell and market our IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:
•	by the vertical market segment of the client’s business;

•	by the geographic region in which the client is located; and

•	by the specific practice specialization or skill set that the client requires.
          We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team in IT Services and Products has increased from 173 to 213 personnel from March 31, 2005 to March 31, 2006. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.
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
          For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on the experience of our senior management team over the past ten years in migrating more than 390 remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase. For example, for one of the large broadband service providers in the United States, we have been providing outsourced technical support services. We now have 24x7 customer support facilities, whereas earlier it took 8-9 hours to start attending customer requirements. Call volume has increased by a multiple of 30 times from pilot stage and there is an overall increase in customer satisfaction.
          Our employee base in our BPO Services segment is approximately 16,000 employees as of March 31, 2006. Our revenues from our BPO Services segment have grown from Rs. 1,644 million for the year ended March 31, 2003 to Rs. 7,626 million for the year ended March 31, 2006.
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
          Technology integration and management services and outsourcing services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 23 years of experience and currently support approximately 400,000 systems with over 7,500 contracts, with approximately 5,600 IT professionals, including outsourced professionals. Our offerings include:
•	Availability Services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

•	System Integration. We are one of the largest system integrators in India and our services include integration of computing platforms, networks, storage, data center and enterprise management software. These services are typically bundled with sales of our technology products.

•	Infrastructure Management and Total Outsourcing. Includes management and operations of customer’s IT infrastructure on a day-to-day basis. Our Total Outsourcing practice encompasses process, function or activity of the IT department in a client’s organization that can be outsourced to us by the client, through a long term contractual agreement. The scope of outsourcing typically covers two or more of the following areas: applications management, infrastructure management, asset outsourcing and human resources transition.

•	Technology Support Services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.
          We supplement our in-house resources with approximately 130 franchisees, which we train, and provide support for to allow them to provide both Availability and Managed IT services. This allows us to grow our business substantially without corresponding increases in our personnel.
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
          Clients
          We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, Government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2006, we had close to 190 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.
          Sales and Marketing
          We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation to our sales team is comprised of salary and additional compensation linked to achievement of revenue or profit target and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2006, we had 430 sales and marketing staff.
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
Consumer Care and Lighting
          Our consumer care and lighting business segment focuses on niche profitable market segments and has historically generated cash to support the growth of our other business segments. We began with the hydrogenated oil business in 1946, and have continued to expand our business, currently offering a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, wellness products, light bulbs and fluorescent tubes, and lighting accessories.
          Products
          Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include Santoor, Chandrika and Wipro Active. The Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil, diapers and feeding bottles and Wipro Sanjeevani line of wellness products.
          Lighting. Our product line includes incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, retail stores, software development centers and other industries.
          Hydrogenated cooking oils. Our product line consists of hydrogenated cooking oils, a cooking medium used in homes, and bulk consumption points like bakeries and restaurants. We sell this product under our brand name Wipro Sunflower, which was launched in the 1950s and has been a leading brand in western and southern India.
          Sales and Marketing
          We sell and market our consumer care products primarily through our distribution network in India, which has access to 2 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 29 sales offices located throughout India. We also have access to over 250,000 retail outlets for our lighting products.
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
          We have six manufacturing facilities located across India.

Wipro Infrastructure Engineering Limited
     Our fluid power business started in 1975, as a result of our strategy to enter new emerging markets with profitable business and high margins. We focus on the hydraulics market, especially the mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. The initiatives by the Government of India in improving physical infrastructure have increased the demand for our products. We anticipate that this demand will continue to remain strong until 2006. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.
Markets and Sales Revenue
     Our revenues for the last three fiscal years by geographic areas are as follows:
(In millions)

	Year ended March 31,
	2004	2005	2006
India	Rs. 14,783	Rs. 19,350	Rs. 21,804
United States	30,869	41,812	53,481
Europe	10,459	16,602	24,310
Rest of the world	2,323	3,589	6,512

	Rs. 58,434	Rs. 81,353	Rs. 106,107

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
     Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, India has now complied with all World Trade Organization, or WTO, requirements, which means, that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights.
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
     As of March 31, 2006, Wipro Limited and its subsidiaries hold more than 450 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has more than 500 trademark applications pending in India. We have four registered trademarks in Japan, five registered trademark in the United States, five registered community trademarks. We have one trademark application pending registration in Nepal and twelve applications in Sri Lanka. We have four community trademark applications pending in Europe. It is uncertain whether we will obtain registration for pending trademark and service mark applications.
     We have three patent applications that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have twenty three registered copyrights and five pending copyright registrations in India. We also have ten designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.
     On April 12, 2005, Wilmer Cutler, attorneys representing Wipro Werbeagentur GmbH an advertising company in Germany sent us a letter alleging infringement. The letter alleged that our use of the WIPRO name and trademark in Germany constitutes infringement of Wipro Werbeagentur GmbH’s rights. On April 27, 2005, we replied denying the substantive allegations and asserted various defenses. We were served with an ex parte injunction on June 3, 2005. We are moving the court to vacate the injunction. Based on our review on this matter, we believe that, the allegations of Wipro Werbeagentur GmbH’s are without merit. However, there can be no assurance that we will prevail. An unfavorable outcome of this matter could have a material adverse effect on our consolidated financial position, results of operations and cash flows in Germany.
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

Organizational Structure
     Our subsidiaries and affiliates are provided in the table below as at March 31, 2006.

	Country of	Percentage
Name	Incorporation	Held by Wipro
Wipro Inc.	United States	100%
Enthink Inc. (1)	United States	—
Wipro Japan KK	Japan	100%
Wipro Chandrika Limited	India	90%
Wipro Consumer Care Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro Trademarks Holding Limited	India	100%
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (2)	United Kingdom	—
Wipro Technologies UK Limited (3)	United Kingdom	—
Wipro HealthCare IT Limited	India	100%
Wipro Infrastructure Engineering Limited	India	100%
WeP Peripherals Limited	India	36.93%
Wipro GE Medical Systems Private Limited	India	49%
Wipro Shanghai Limited	China	100%
Spectramind Inc.	United States	100%
Cygnus Negri Investments Pvt. Ltd. (4)	India	—
BVPENTE Beteiligungsverwaltung GmbH (5)	Austria	—
New Logic Technologies AG (6)	Austria	—
New Logic Technologies SARL (7)	France	—
New Logic Technologies SA (7)	Switzerland	—
New Logic Technologies Inc. (7)	United States	—
mPower Software Services Inc. (8)	USA	—
mPower Software Services India Pvt Ltd. (9)	India	—
MPACT Technology Services Pvt. Ltd. (10)	India	—

1)	Majority owned through Wipro Inc.

2)	Wholly owned through Wipro Holdings (Mauritius) Limited.

3)	Wholly owned through Wipro Holdings (UK) Limited.

4)	Wholly owned through Wipro Trademarks Holding Limited.

5)	Wholly owned through Wipro Holdings (UK) Limited.

6)	Wholly owned through BVPENTE Beteiligungsverwaltung GMBH.

7)	Wholly owned through New Logic Technologies AG.

8)	Wholly owned through Wipro Inc.

9)	Wholly owned through mPower Software Services Inc.

10)	51% held by mPower Software Services Inc. and 49% held by Wipro Inc.
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

     We operate ten manufacturing sites, aggregating approximately 12,64,871 square feet and approximately 4,037,979 square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis two facilities located in Waluj and Baddi, India. We have one software development facility in London, United Kingdom.
     Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.
     We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

	Building	Land (1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Software Development Facilities
Bangalore (M.G.Road), Karnataka	56,000	—	Leased
Bangalore (ITPL), Karnataka	45,000	—	Leased
Bangalore (Koramangala 1), Karnataka	48,000	—	Leased
Bangalore (Koramangala 2), Karnataka	52,500	30,000	Owned
Bangalore (Madivala – 1), Karnataka	48,000	—	Leased
Bangalore (Madivala – 2), Karnataka	74,800	—	Leased
Bangalore (Madivala – 3), Karnataka	70,000	—	Leased
Bangalore (Madivala – 4), Karnataka	69,803	—	Leased
Bangalore (Electronic City 1), Karnataka	225,000	217,800	Long term lease

Bangalore (Electronic City 2), Karnataka (2)	430,000	522,000	Owned
Bangalore – SIRI Tech, Karnataka	42,272	—	Leased
Bangalore (Electronic City 4), Karnataka (2)	1,000,000	2,015,000	Owned
Bangalore (Sigma Infotech Park-Whitefield), Karnataka	45,800	—	Leased
Bangalore (Ahmed Plaza)	9,270	—	Leased
Bangalore (Subramanya Arcade)	7,308	—	Leased
Chennai (Guindy), Tamil Nadu	35,000	16,000	Owned
Chennai (Guindy), Tamil Nadu	78,000	—	Owned
Chennai (Sholinganalur), Tamil Nadu	450,000	610,000	Owned

Chennai (Anna Salai), Tamil Nadu	44,713	—	Leased
Cochin Info Park	11,956	—	Leased
Cochin Info Park	—	10,96,841	Long term lease
Mysore (Mettagalli Inudstrial Area), Karnataka	10,000	—	Owned
Carlton Towers, Bangalore, Karnataka	4,100	—	Leased
Okhla Industrial Estate, Delhi	139,991	—	Leased
Gurgaon – 2 and 3, Haryana	74,624	—	Long term lease
Hyderabad (Madhapur), Andhra Pradesh	250,000	196,000	Long term lease
Hyderabad (Manikonda), Andhra Pradesh (2)	900,000	1,300,000	Long term lease
Queens Plaza, SP Road, Hyderabad	55,970	—	Leased
Kolkatta (2)	350,000	522,000	Long term lease
New Mumbai (Belapur), Maharashtra	156,000	—	Long term lease
Pune, (Hinjawadi), Maharashtra	270,000	1,084,000	Long term lease
Secunderabad (Begumpet), Andhra Pradesh	40,000	—	Long term lease
Reading, United Kingdom	10,380	—	Leased
Stockholm, Sweden	9,226	—	Leased
Windsor, Canada	24,662	—	Leased
Kiel, Germany	3,745	—	Leased
Yokohoma, Japan	5,328	—	Leased
Shanghai, China	3,660	—	Leased
Total	5,452,063	6,512,800

Factories	Building	Land	Ownership
	Approx. Sq.ft.	Approx. Sq.ft.
Amalner, Maharashtra	727,000	1,108,000	Owned
Bangalore, Karnataka	63,000	397,000	Owned
Tumkur, Karnataka	139,000	736,000	Owned
Hindupur, Andhra Pradesh	31,000	114,000	Owned
Guduvancherry, Chennai	90,000	80,000	Owned
Mysore, Karnataka	60,000	327,000	Owned
Thirubhvanai, Pondicherry	20,000	400,000	Owned
Waluj, Aurangabad	124,000	767,000	Long term lease
Baddi , Himachal Pradesh	10,871	108,979	Long term lease
Total	1,264,871	4,037,979

(1)	Includes land owned or held by us pursuant to a long term lease.

(2)	Facility partially completed
Material Plans to Construct, Expand and Improve Facilities
     As of March 31, 2006, we have capital commitments of Rs. 1,714 million ($ 39 million) related to the construction or expansion of our software development facilities. Additional expansion plans are currently intended to be funded by internal accruals.
Legal Proceedings
     In the ordinary course of business, we may from time to time become involved in certain legal proceedings. Except as otherwise described herein, Wipro Limited, our directors, executive officers and subsidiaries are not currently a party to any material legal proceedings. Please see the description of our tax proceedings before the Deputy Commissioner of Income, Tax, Bangalore, India, under the section tiled “Income Taxes” under Item 5 of this Annual Report.

Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,”could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.
     We have three principal business segments:
     Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.
     Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective as of July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our new reportable segments. Consequently, IT Services and Products, and BPO Services now qualify as reportable segments and are reported separately. Segment data for previous periods have been reclassified to conform to the current period presentation.
     In December 2005, we acquired 100% of the equity of mPower Software Service Inc. and its subsidiaries, a U.S. based company in the payment processing space, for an aggregate cash consideration equal to Rs. 1,275 million ($28 million). Pursuant to the terms of this acquisition, we also acquired 100% of the equity of MPact India, a joint venture between MasterCard International and mPower Software Services Inc..
     In December 2005, we also acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (NewLogic Technologies AG), a European system-on-chip design company. The consideration included a cash payment of Rs. 1,157 million and an earn-out of Euro 26 million to be determined and paid in the future based on certain financial targets being achieved over a three-year period. A portion of this earn-out, up to a maximum of Euro 3 million, is linked to the continuing employment of one of the selling shareholders.

     The operations of mPower and New Logic, which are now part of our IT Services, are currently reviewed by our Chief Operating Decision Maker, or CODM, separately, and have accordingly been reported separately under “Acquisitions” in our Notes to Financial Statements. We intend to include all acquisitions made within 2 to 4 quarters preceding the reporting date within “Acquisitions”.
Our Global IT Services and Products segment accounted for 76% of our revenue and 88% of our operating income for the year ended March 31, 2006. Of these percentages, our IT Services and Products segment accounted for 69% of our revenue and 84% of our operating income for the year ended March 31, 2006 and our BPO Services segment accounted for 7% of our revenue and 4% of our operating income for the year ended March 31, 2006.
In April 2006, we acquired cMango Inc., a privately held California, US – headquartered company, in an all cash deal. cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs.886 Million ($20 million) paid at the closing of the transaction and additional earn-out payments based on achieving specified financial metrics over a two year period.
In May 2006, we acquired, subject to completion of certain closing conditions, US based Quantech Global Services LLC and India based Quantech Global Services Ltd. for a total consideration of Rs. 444.80 million ($ 10 million) and additional earn outs based on achieving specified financial targets over a three year period. Quantech, founded 16 years ago, is a leading provider of Computer Aided Design and Engineering services to Fortune 500 companies, particularly in the automotive, aerospace and consumer goods industries. We currently intend to fund this acquisition through our internal accruals.
In May 2006, we acquired, subject to completion of certain closing conditions, a Europe based retail solutions provider, Enabler for a consideration of Euros 41 Million ($ 53 million) payable on closure of the transaction as well as earn-outs on achieving agreed financial targets over a two year period. We currently intend to fund this acquisition through our internal accruals. Enabler is one of the leading specialists in consulting and implementation of integrated solutions and effective support of retail systems.
     India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 16% of our revenue and 6% of our operating income for the year ended March 31, 2006.
     Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 5% of our revenue and 4% of our operating income for the year ended March 31, 2006.
     Our revenue and net income for the years ended March 31, 2004, 2005 and 2006 are provided below.

	Wipro Limited and its subsidiaries
	Years ended March 31,
	2004		2005		2006
	(in millions except earnings per share
			data)
Revenue	Rs.	58,433	Rs.	81,353	Rs.	106,107
Cost of revenue		(39,000)		(53,895)		(71,647)
Gross profit		19,433		27,458		34,460
Gross margins		33%		34%		32%
Operating income		10,901		17,857		21,972
Loss on direct issue of stock by subsidiary		(206)		(207)		—
Net income		9,992		15,833		20,270
Earnings per share
Basic		7.20		11.38		14.41
Diluted		7.20		11.29		14.24
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
     In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, we issued 705,893,574 additional shares and has transferred an amount of Rs. 1,162 million from additional paid in capital and Rs. 250.04 from retained earnings, to equity shares. The allocation between additional paid in capital and retained earnings is in line with the local statutory accounts. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. Capitalization of additional paid in capital and retained earnings aggregating Rs. 1,412 million has been recorded for the year ended March 31, 2006.

Acquisitions
Acquisition of Ownership Interest in a Subsidiary
     As of March 31, 2005, we held approximately 93% of the outstanding equity shares of Wipro BPO Solutions Limited or Wipro BPO. The remaining shares were held by the employee shareholders.
     During the year ended March 31, 2006, we acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852 million. The step-acquisition resulted in goodwill and intangibles of Rs. 304 million and Rs. 15 million respectively. As a result of this transaction, Wipro BPO became our wholly owned subsidiary.
     In terms of the scheme of amalgamation approved by the Reserve Bank of India on February 11, 2006, the High Court of Karnataka on April 5, 2006, the Registrar of Companies, Mauritius on January 6, 2006 and the Ministry of Finance, Bermuda on March 28, 2006, Wipro BPO Solutions Limited, India, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda amalgamated with the Company as of April 1, 2005. The Scheme of Amalgamation became effective in April 2006 pursuant to obtaining necessary approvals and filing with the Registrar of Companies. In accordance with the scheme, the merger became effective as of the Appointed Date of April 1, 2005. The transfer of assets being a transfer from subsidiary to parent was recorded at the carrying value and therefore does not have any impact on the consolidated financial statements of the Company.
mPower Software Services Inc. and subsidiaries
     In December 2005, we acquired 100% equity of mPower Software Services Inc. and subsidiaries (MPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Software Services Inc. for an aggregate cash consideration of Rs.1,274. mPower Software Services Inc. is a US based Company engaged in providing IT services in the payments service sector.
     We believe that through this acquisition, we will be able to expand our domain expertise in providing IT services to customers in payments processing sector and increase the addressable market. Further, a part of this acquisition, we aim to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing.
     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs. 185

Customer Related Intangibles	357

Deferred tax liability	(125)

Goodwill	857

Total	Rs. 1,274

     The purchase consideration has been allocated on a preliminary basis based on our estimates. We are in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, which is expected to be completed by June 2006, may result in certain adjustments to the above allocation.
     mPower Software Services Inc. merged with Wipro Inc effective upon the close of business on March 31, 2006.

BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
     On December 28, 2005, we acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration includes cash payment of Rs. 1,157 and an earn-out of Euro 26.00 million to be determined and paid in the future based on certain financial targets being achieved over a 3 year period. We have determined that a portion of this earn-out, up to a maximum of Euro 2.50 million that is linked to the continuing employment of one of the selling shareholders is compensatory in nature. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     We believe that through this acquisition, we have acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables us to access over 20 customers in the product engineering service sector.
     The purchase price paid has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs. 307

Customer Related Intangibles	147

Technology Related Intangibles	67

Deferred Tax Liability	(53)

Goodwill	690

Total	Rs. 1,158

     The purchase consideration has been allocated on a preliminary basis based on our estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, which is expected to be completed by June 2006, may result in certain adjustments to the above allocation.

     Our revenue and operating income by business segment are provided below for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
Revenue:
Global IT Services and Products
IT Services and Products	67%	67%	68%
BPO Services	8%	8%	7%
Acquisitions	—	—	1%
Total	75%	75%	76%
India and AsiaPac IT Services and Products	16	16	16
Consumer Care and Lighting	6	6	5
Others	3	3	3

	100%	100%	100%

Operating Income:
Global IT Services and Products
IT Services and Products	78%	83%	84%
BPO Services	7%	6%	5%
Acquisitions	0%	0%	0%
Total	85%	89%	88%
India and AsiaPac IT Services and Products	7	5	6
Consumer Care and Lighting	5	4	4
Others	3	2	2

	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Infrastructure Engineering and Wipro Biomed. Wipro Biomed, which was earlier reported as part of the Health Science business segment for purposes of financial reporting, is now being reported as part of Others. As discussed previously, we reorganized our business segments in July 2005. We reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our new reportable segments. Consequently, IT Services and Products and BPO Services now qualify as a separate reportable segments. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.
Global IT Services and Products

	Year ended March 31,
	2004		2005		2006
			(in millions)
Revenue
IT Services and Products	Rs.	39,412	Rs.	54,256	Rs.	72,887
BPO Services		4,363		6,433		7,626
Total		43,775		60,689		80,513
Gross profit
IT Services and Products		14,364		20,476		25,901
BPO Services		1,480		1,693		1,817
Total		15,844		22,169		27,718
Selling and marketing expenses		(3,520)		(3,223)		(3,942)
General and administrative expenses		(2,493)		(2,739)		(4,144)
Research and Development expenses		(232)		(274)		(202)
Amortization of intangibles		(300)		(122)		(31)
Others, net		1		14		10
Operating income		9,300		15,825		19,409
Revenue growth rate over prior period		43%		39%		33%
Gross margin		36%		37%		34%
Operating margin		21%		26%		24%

     Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments. Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective as of July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment into IT Services and Products and BPO Services.
IT Services and Products

	Year ended March 31,
	2004		2005		2006
	(in millions)		(in millions)				(in millions)
					IT Services		Acquisitions	Total
Revenue	Rs.	39,412	Rs.	54,256	Rs.	72,419	Rs.468	Rs.	72,887
Gross profit		14,364		20,476		25,813	88		25,901
Selling and marketing expenses		(3,418)		(3,122)		(3864)	(29)		(3,893)
General and administrative expenses		(2,126)		(2,226)		(3345)	(47)		(3,392)
Research and Development expenses		(232)		(274)		(202)	—		(202)
Amortization of intangibles		(84)		(52)		(8)	(18)		(26)
Others, net		1		15		7	3		10
Operating income		8,505		14,817		18,401	(3)		18,398
Revenue growth rate over prior period		38%		38%		33%	0		34%
Gross margin		36%		38%		36%	19%		36%
Operating margin		22%		27%		25%	(1)%		25%
     Revenue from our IT Services and Products is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. From time to time, we may experience pricing pressure from our clients, especially during economic downturns, which could adversely affect our revenue, margins and gross profits. For example, clients often expect that as we do more business with them they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. As such, we believe the proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.
     The cost of revenue for services in our IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.
     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2006, 75% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2006, 48% of the revenues of our IT services were generated from work performed at our facilities in India.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 39,162 million, Rs. 54,236 million and Rs. 73,061 million for the years ended March 31, 2004, 2005 and 2006 respectively.

BPO Services

	Year ended March 31,
	2004		2005	2006
			(in millions)
Revenue	Rs.	4,363	6,433	7,626
Gross profit		1,480	1,693	1,817
Selling and marketing expenses		(102)	(102)	(49)
General and administrative expenses		(367)	(513)	(752)
Research and Development expenses		0	0	0
Amortization of intangibles		(216)	(70)	(5)
Others, net		0	0	0
Operating income		795	1,008	1,011
Revenue growth rate over prior period		165%	47%	19%
Gross margin		34%	26%	24%
Operating margin		18%	16%	13%
     Revenue from BPO Services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from BPO Services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. From time to time, we may experience pricing pressure from our clients, especially during economic downturns, which could adversely affect our revenue, margins and gross profits. For example, clients often expect that as we do more business with them they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. As such, we believe the proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.
     The cost of revenue for services in our BPO Services segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred.
     Selling and marketing expenses and general and administrative expenses for our BPO Services business segment are similar in type to those for our IT Services and Products business segment.
     The revenue and profits for any period of our BPO Services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our BPO professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 4,303 million, Rs. 6,477 million and Rs. 7,664 million for the years ended March 31, 2004, 2005 and 2006 respectively.

India and AsiaPac IT Services and Products

	Year ended March 31,
	2004		2005		2006
			(in millions)
Revenue
Services	Rs.	3,109	Rs.	4,709	Rs.	6,097
Products		6,336		8,686		10,378
Total		9,445		13,395		16,475
Gross profit
Services		1,448		2,030		2,548
Products		693		871		1092
Total		2,141		2,901		3,640
Selling and marketing expenses		(919)		(1,150)		(1,392)
General and administrative expenses		(492)		(788)		(841)
Others, net		31		7		(3)
Operating income		761		970		1404
Revenue growth rate over prior period		17%		42%		23%
Gross margin		23%		22%		22%
Operating margin		8%		7%		9%
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
     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our IT Services and Products business segment.
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
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 9,413 million, Rs. 13,403 million and Rs. 16,477 for the years ended March 31, 2004, 2005 and 2006 respectively.
Consumer Care and Lighting

	Year ended March 31,
	2004		2005		2006
			(in millions)
Revenue	Rs.	3,567	Rs.	4,555	Rs.	5,625
Gross profit		1,212		1,629		2,069
Selling and marketing expenses		(596)		(877)		(1,160)
General and administrative expenses		(72)		(82)		(102)
Amortization of intangible assets		(8)		(18)		(21)
Others, net		10		19		13
Operating income		546		671		799
Revenue growth rate over prior period		21%		28%		23%
Gross margin		34%		36%		37%
Operating margin		15%		15%		14%

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
Amortization of Deferred Stock Compensation
     We use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant. We have elected to amortize the deferred stock compensation on a straight line basis over the vesting period of the equity shares.
     In the previous periods, we issued equity shares to our employees pursuant to our Wipro Equity Reward Trust (“WERT”). In June 2004, we established an option plan titled the Wipro Restricted Stock Unit Plan (“WRSUP 2004”) and a plan titled Wipro ADS Restricted Stock Unit Plan (“WARSUP 2004”). Options granted under these plans generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting our employees can acquire one equity share for every option held. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost.
     As of March 31, 2006, there were 7,598,174 options outstanding under our WRSUP 2004 plan and 1,000,720 options outstanding under our WARSUP 2004 Plan. The deferred compensation cost arising from such grants is being amortized over the vesting period of five years.
     As a result of the above, we have amortized deferred stock compensation expenses of Rs. 45 million, Rs. 354 million and Rs. 652 million for the years ended March 31, 2004, 2005 and 2006 respectively.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Year ended March 31,
	2003		2004		2005
			(in millions)
Cost of revenue	Rs.	15	Rs.	238	Rs.	437
Selling and marketing expenses		14		49		75
General and administrative expenses		16		67		140

	Rs.	45	Rs.	354	Rs.	652

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 308 million, Rs. 140 million and Rs. 64 million for the years ended March 31, 2004, 2005 and 2006 respectively.
Foreign Exchange Gains/(Losses), net
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
     As a result of the above transactions, as of March 31, 2005, our ownership interest in Wipro BPO remained at approximately 93%. The remaining shares were held by the employee shareholders.
     During the year ended March 31, 2006, we acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852 million. The step-acquisition resulted in goodwill of Rs. 304 million and intangibles of Rs. 15 million.
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
     WeP Peripherals Ltd. (WeP). We hold a 36.93% equity interest in WeP Peripherals Ltd.

Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2004, 2005 and 2006 our tax benefits were Rs. 2,925 million, Rs. 4,591 million and Rs. 4,721 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties.
     In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase.
     In March 2004 and March 2005, we received demands from the Indian income tax authorities for our 2000 and 2001 fiscal years respectively for a total of Rs. 5,232 million. The tax demands were primarily due to the denial of deductions claimed by us under Section 10A of the Income Tax Act 1961 (Act), with respect to profits earned by our undertakings at our Software Technology Park located at Bangalore. We had appealed against these demands. In March 2006, the first Income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.
     In March 2006, we also received an assessment order for our 2002 fiscal years on similar grounds. The order has demanded a tax of Rs. 2,869 million (including interest of Rs. 750 million). We will file an appeal against these assessment orders within the prescribed statutory timeframe.
     Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our 2000 and 2001 fiscal years, our management believes that the final outcome of the 2002 dispute should be resolved in our favour and there should not be any material impact on our financial statements.
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
Results of Operations
     Years ended March 31, 2006 and 2005
     Revenue. Our total revenues increased by 30% from Rs. 81,353 million for the year ended March 31, 2005 to Rs. 106,107 million for the year ended March 31, 2006. This was driven primarily by a 34%, 19%, 23%, 23% and 23% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

     Global IT Services and Products revenue increased by 33% from Rs. 60,713 million for the year ended March 31, 2005 to Rs. 80,726 million for the year ended March 31, 2006. IT Services and Products revenue increased by 34% from Rs. 54,256 million for the year ended March 31, 2005 to Rs. 72,884 million for the year ended March 31, 2006. This increase was attributable primarily to two factors. First, we acquired mPower and New Logic in December 2005. Second, the increase in revenues from IT Services comprises of a 36% increase in the revenues from enterprise services and a 36% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, energy and utilities and healthcare and other sectors. The increase in revenue from technology services was primarily driven by increased revenue from the design and development of embedded software solutions for customers in the consumer electronics sector. In our IT Services and Products business segment, we added 166 new clients during the year ended March 31, 2006. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 144 as of March 31, 2005 to 195 as of March 31, 2006.
     BPO Services revenue increased by 19% from Rs. 6,433 million for the year ended March 31, 2005 to Rs. 7,626 million for the year ended March 31, 2006. This increase in revenue from our BPO Services business segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients. In our BPO Services business segment, we added 5 new clients during the year ended March 31, 2006. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 13 as of March 31, 2005 to 17 as of March 31, 2006.
     India and AsiaPac IT Services and Products revenue increased by 23% from Rs. 13,403 million for the year ended March 31, 2005 to Rs. 16,477 million for the year ended March 31, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 19% from Rs. 8,694 million for the year ended March 31, 2005 to Rs. 10,380 million for the year ended March 31, 2006. The increase is attributable to an increase in revenue from traded products by 22% and in manufactured products by 11%.
     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 29% from Rs. 4,709 million in the year ended March 31, 2005 to Rs. 6,097 million for the year ended March 31, 2006. The increase was primarily due to an increase in revenue from service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.
     Consumer Care and Lighting revenue increased by 23% from Rs. 4,555 million for the year ended March 31, 2005 to Rs. 5,625 million for the year March 31, 2006. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products, lighting (luminous and compact fluorescent lamp).
     Revenue from Others increased by 22% from Rs. 2,681 million for the year ended March 31, 2005 to Rs. 3,279 million for the year ended March 31, 2006. This was primarily due to a 37% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Wipro Infrastructure Engineering business.
     Gross Profit. As a percentage of total revenue, gross profit declined marginally by 1% from 34% for the year ended March 31, 2005 to 33% for the year ended March 31, 2006. This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 38% for the year ended March 31, 2005 to 36% for the year ended March 31, 2006 and BPO Services from 26% for the year ended March 31, 2005 to 24% for the year ended March 31, 2006 which was partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 1% from 36% for the year ended March 31, 2005 to 37% for the year ended March 31, 2006. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products remained constant at 22% for the years ended March 31, 2005 and 2006.
     The gross profit as a percentage of revenues of our Global IT Services and Products has decreased by 2% from 37% of revenue for the year ended March 31, 2005 to 35% of revenue for the year ended March 31 2006 primarily on account of:
The gross profits as a percentage of revenues of our IT services and products declined by 2% from 38% for the year ended March 31, 2005 to 36% for the year ended March 31, 2006. The decrease was primarily due to increase in compensation costs for offshore and onsite employees, as a part of our compensation review in November 2005 and January 2006 respectively, increase in amortization of deferred compensation costs and impact of fringe benefit taxes. The gross profits as a percentage of revenues were also impacted by the new acquisitions which have a lower gross profit margin.

The gross profits as a percentage of revenues of our BPO services declined by 2% from 26% for the year ended March 31, 2005 to 24% for the year ended March 31, 2006. The decrease was primarily due to increase in compensation costs as part of our compensation review in October 2005, increase in amortization of deferred compensation costs and impact of fringe benefit taxes.
     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the years ended March 31, 2005 and 2006. The gross profits as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products declined by 1% from 43% for the year ended March 31, 2005 to 42% for the year ended March 31, 2006. This decline was offset by an increase in the gross profits as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products by 1% from 10% for the year ended March 31, 2005 to 11% for the year ended March 31, 2006.
     As a percentage of Consumer Care and Lighting revenue, gross profit increased by 1% from 36% for the year ended March 31, 2005 to 37% for the year ended March 31, 2006. This was due to increase in the proportion of revenues from soap products which typically have higher margins than lighting products.
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 1,298 million from Rs. 5,466 million for the year ended March 31, 2005 to Rs. 6,764 million for the year ended March 31, 2005. This increase was primarily on account of an increase in selling and marketing expenses in our IT Services business by Rs.771 million, a decrease in BPO Services by Rs.52 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 241 million and increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 284 million and an increase in selling and marketing expenses in Others including reconciling items by Rs. 54 million.
     Selling and marketing expenses for our Global IT Services and Products business segment increased by 22% from Rs. 3,223 million for the year ended March 31, 2005 to Rs. 3,942 million for the year ended March 31, 2006. This was primarily due to a 25% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 3,122 million for the year ended March 31, 2005 to Rs. 3,893 million for the year ended March 31, 2006, partially offset by a decline of 52% in the selling and marketing expenses in BPO Services, from Rs. 102 million for the year ended March 31, 2005 to Rs. 49 million for the year ended March 31, 2006. The increase of Rs. 771 million in selling and marketing expenses in our IT Services and Products business was primarily due to an increase in the number of our sales and marketing personnel from 173 as of March 31, 2005 to 213 as of March 31, 2006, increase in the compensation costs as part of our compensation review in January 2006, and increase in the amortization of deferred compensation costs. The decline of Rs. 52 million in the selling and marketing expenses in our BPO Services business is primarily on account of a rationalization of the sales force.
     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 21% from Rs. 1150 million for the year ended March 31, 2005 to Rs. 1,392 million for the year ended March 31, 2006. This is primarily due to two factors: first, increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and increase in compensation costs as part of compensation review in November 2005, and, second, increase in shipping and handling costs from Singapore to customer locations on account of increase in proportion of revenues from our overseas manufacturing facilities.
     Selling and marketing expenses for our Consumer Care and Lighting business increased by 32% from Rs. 877 million for the year ended March 31, 2005 to Rs. 1,160 million for the year ended March 31, 2006. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and increase in sales personnel and increase in compensation costs.
     Selling and marketing expenses for Others, including reconciling items, have increased by 25% from Rs. 216 million for the year ended March 31, 2005 to Rs. 270 million for the year ended March 31, 2006.
     General and administrative expenses. General and administrative expenses increased 40% from Rs. 3,744 million for the year ended March 31, 2005 to Rs. 5,238 million for the year ended March 31, 2006. This increase was primarily on account of increase in general and administrative expenses of our IT Services and Products business by Rs. 1,167 million, increase in BPO Services by Rs.238 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 53 million, increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 20 million and increase in general and administrative expenses of Others including reconciling items by Rs. 16 million.

     General and administrative expenses for our Global IT Services and Products business segment increased by 51% from Rs. 2,739 million for the year ended March 31, 2005 to Rs. 4,144 million for the year ended March 31, 2006. The increase of Rs. 1405 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 1,167 million and an increase in general and administrative expenses of our BPO Services business by Rs. 238 million. The increase of Rs. 1,167 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in compensation costs as part of compensation review from November 2005 at offshore and January 2006 at onsite, increase in provision for doubtful receivables and an increase in recruitment expenditure due to increase in the number of hires. The increase of Rs. 238 million in the general and administrative expenses in our BPO Services business is primarily due to increase in compensation costs as part of our compensation review effective October 2005, higher occupancy costs and increase in expenditure on recruiting employees.
     General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 7% from Rs. 788 million for the year ended March 31, 2005 to Rs. 841 million for the year ended March 31, 2006. This was primarily due to an increase in compensation costs as part of compensation review in November 2005.
     General and administrative expenses for Consumer Care and Lighting increased by 24% from Rs. 82 million for the year ended March 31, 2005 to Rs. 102 million for the year ended March 31, 2006. The increase is primarily due increase in compensation costs as part of our compensation review which is effective from November 2005.
     General and administrative expenses for Others, including reconciling items, have increased by 12% from Rs. 135 million for the year ended March 31, 2005 to Rs. 151 million for the year ended March 31, 2006.
     Operating income. As a result of the foregoing factors, operating income increased by 23% from Rs. 17,857 million for the year ended March 31, 2005 to Rs. 21,972 million for the year ended March 31, 2006. Operating income of our IT Services and Products business increased by 24% from Rs. 14,817 million for the year ended March 31, 2005 to Rs. 18,399 million for the year ended March 31, 2006. Operating income of our BPO services increased from Rs. 1,008 million for the year ended March 31, 2005 to Rs. 1,011 million for the year ended March 31, 2006. Operating income of our India and AsiaPac IT Services and Products increased by 45% from Rs. 970 million for the year ended March 31, 2005 to Rs. 1,404 million for the year ended March 31, 2006. Operating income of our Consumer Care and Lighting increased by 19% from Rs. 671 million for the year ended March 31, 2005 to Rs. 798 million for the year ended March 31, 2006. Operating income of Others, including reconciling items, declined by Rs. 31 million from Rs. 391 million for the year ended March 31, 2005 to Rs. 360 million for the year ended March 31, 2006.
     Other income, net. Other income, net, increased from Rs. 799 million for the year ended March 31, 2005 to Rs. 1,276 million for the year ended March 31, 2006. The increase in other income is primarily due to an increase in the average quantum of investments and an increase in the average yield during the year ended March 31, 2006.
     Income taxes. Income taxes increased by 21% from Rs. 2,694 million for the year ended March 31, 2005 to Rs. 3,265 million for the year ended March 31, 2006. Our effective tax rate decreased from 14.5% for the year ended March 31, 2005 to 13.9% for the year ended March 31, 2006. Income taxes for the year ended March 31, 2006 include reversal of provision of Rs. 175 million in respect of prior years due to a favorable tax order. Excluding this, our effective tax rate increased from 14.5% for the year ended March 31, 2005 to 14.9% for the year ended March 31, 2006. The increase in effective tax rate is primarily on account of an increase in the proportion of income being subject to tax.
     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2005 and 2006 was Rs. 158 million and Rs. 288 million respectively.
     Equity in earnings of affiliates of Rs. 288 million for the year ended March 31, 2006 comprises equity in earnings of Wipro GE of Rs. 259 million and equity in earnings of WeP Peripherals of Rs. 29 million. Equity in earnings of affiliates of Rs. 158 million for the year ended March 31, 2005 comprises equity in earnings of Wipro GE of Rs. 126 million and equity in earnings of WeP Peripherals of Rs. 32 million.
     Net Income. As a result of the foregoing factors, net income increased by 28% from Rs. 15,832 million for the year ended March 31, 2005 to Rs. 20,270 million for the year ended March 31, 2006.

     Years ended March 31, 2005 and 2004
     Revenue. Our total revenues increased by 39% from Rs. 58,433 million for the year ended March 31, 2004 to Rs. 81,353 million for the year ended March 31, 2005. This was driven primarily by a 39%, 47%, 42%, 28% and 35% increase in revenue from IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
     Global IT Services and Products revenue increased by 40% from Rs. 43,465 million for the year ended March 31, 2004 to Rs. 60,713 million for the year ended March 31, 2005. This increase in revenues of our Global IT Services and Products business segment was attributable to a 39% increase in IT services and 47% increase from BPO services. The increase in IT services is due to 41% increase in revenue from enterprise services and a 45% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.
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
     Gross Profit. As a percentage of total revenue, gross profit increased marginally by 1% from 33% for the year ended March 31, 2004 to 34% for the year ended March 31, 2005. This was primarily on account of increase in gross profit as a percentage of revenue from our IT Services and Products segment from 36% for the year ended March 31, 2004 to 38% for the year ended March 31, 2005, decrease in gross profit as a percentage of revenue from our BPO Services from 34% for the year ended March 31, 2004 to 26% for the year ended March 31, 2005 and increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 2% from 34% for the year ended March 31, 2004 to 36% for the year ended March 31, 2005. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products was around 22% for the years ended March 31, 2004 and 2005. Gross margins of Others remained constant at 29% for the years ended March 31, 2004 and 2005.
     The gross profit as a percentage of revenues of Global IT Services and Products has increased by 1% from 36% of revenue for the year ended March 31, 2004 to 37% of revenue for the year ended March 31 2005. This increase was due to a increase of 2% in gross profit as a percentage of revenue from our IT Services and Products, from 36% for the year ended March 31, 2004 to 38% for the year ended March 31, 2005. Gross profit as a percentage of revenues from our BPO Services business decreased from 34% for the year ended March 31, 2004 to 26% for the year ended March 31, 2005.The increase in IT services and Products is primarily due to a 2% increase in the proportion of services rendered offshore, a 7% increase in our onsite billing rates and a 6% increase in our offshore billing rates. This increase was partially offset by a decline in average exchange rates at which the revenue has been realized and an increase in compensation for offshore employees as a part of our compensation review in March 2004 and November 2004 and amortization of deferred compensation cost arising from the grant of options in October 2004. The decline of 8% in BPO services was primarily due to reduction in quantum of services sourced by a key customer and efforts to improve mix of revenues from transaction processing services in total revenues.
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
     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 188 million from Rs. 5,278 million for the year ended March 31, 2004 to Rs. 5,466 million for the year ended March 31, 2005. The increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 231 million and increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 281 million was partially offset by a decline in selling and marketing expenses in our IT Services and Products business by Rs. 297 million and in Others including reconciling items by Rs. 27 million.
     Selling and marketing expenses for our Global IT Services and Products business segment declined by 8% from Rs. 3,520 million for the year ended March 31, 2004 to Rs. 3,223 million for the year ended March 31, 2005. This was primarily due to a 9% decrease in the selling and marketing expenses in our IT Services and Products business from Rs. 3,418 million for the year ended March 31, 2004 to Rs. 3,122 million for the year ended March 31, 2005. The decline of Rs. 297 million in selling and marketing expenses is primarily due to two factors: first, lower expenditure on advertisement and travel, and second, selling and marketing expenses for the year ended March 31, 2004 included Rs. 120 million of special incentive bonus paid to employees of our Global Energy Practice and Wipro Nervewire, the businesses we acquired in December 2002 and May 2003 respectively.
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
     General and administrative expenses. General and administrative expenses increased 18% from Rs. 3,172 million for the year ended March 31, 2004 to Rs. 3,744 million for the year ended March 31, 2005. This increase was primarily on account of increase in general and administrative expenses of our IT Services and Products business by Rs. 100 million, increase in general and administration expenses of our BPO Services by Rs.146 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 296 million, increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 10 million and increase in general and administrative expenses of Others including reconciling items by Rs. 20 million.
     General and administrative expenses for our Global IT Services and Products business segment increased by 10% from Rs. 2,493 million for the year ended March 31, 2004 to Rs. 2,739 million for the year ended March 31, 2005.

The increase of Rs. 246 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 100 million and an increase in general and administrative expenses of our BPO Services business by Rs. 146 million .The increase of Rs. 246 million in general and administrative expenses is primarily due to an increase in compensation costs and additional expenditure on new common facilities.
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
Liquidity and Capital Resources
     We have historically financed our working capital and capital expenditure through our operating cash flows. As of March 31, 2006, we had cash and cash equivalents of Rs. 8,858 million, investments in liquid and short-term mutual funds of Rs. 30,328 million and an unused line of credit of approximately Rs. 1,300 million. To utilize the line of credit we need to comply with certain financial covenants.
     Cash provided by operating activities for the year ended March 31, 2006 was Rs. 20,192 million against Rs. 19,006 million in the year ended March 31, 2005. Accounts receivables increased by Rs. 5,363 million during the year ended March 31, 2006 against an increase of Rs. 3,833 million during the year ended March 31, 2005. Accounts receivable as a percentage of revenues has increased from 18.2% for the year ended March 31, 2005 to 19.4% for the year ended March 31, 2006. Other assets increased by Rs. 2,215 million during the year ended March 31, 2006 against a decline of Rs. 856 million during the year ended March 31, 2005. Other assets for the year ended March 31, 2006 included Rs. 384 million of refundable deposits paid towards lease of land, Income tax paid in advance, included in other assets, increased by Rs. 1,000 million during the year ended March 31, 2006. Accrued expenses and employee costs increased by Rs. 3,991 million during the year ended March 31, 2006 against an increase of Rs. 2,317 million during the year ended March 31, 2005.
     Cash used in investing activities for the year ended March 31, 2006 was Rs. 17,299 million against Rs. 11,496 million in the year ended March 31, 2005. During the year ended March 31, 2006 Rs. 2,777 million was utilized for acquisitions against Rs. 618 million utilized during the year ended March 31, 2005. During the year ended March 31, 2006 Rs. 7,486 million was expended on acquiring property, plant and equipment against Rs. 6,613 million incurred during the year ended March 31, 2005. The remaining amounts was invested in liquid and short-term mutual funds.
     Cash provided by financing activities for the year ended March 31, 2006 was Rs. 305 million against Rs. 5,138 million of cash used in financing activities during the year ended March 31, 2005. During the year ended March 31, 2006 Rs. 4,767 million was received from employees upon exercise of employee stock options against Rs. 2,577 million received during the year ended March 31, 2005. During the year ended March 31, 2005 and 2006 dividend of Rs. 7,575 million and Rs. 3,998 million respectively was paid to the shareholders. As of March 31, 2006, the short term borrowings from Banks were Rs. 705 million. The short term borrowings are against the line of credit by banks and are used to bridge the temporary mismatches in cash flows of certain subsidiaries.
     We have proposed to pay an annual cash dividend of Rs. 5 per share on equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout of approximately Rs. 8,200 million.
     As of March 31, 2006 we had contractual commitments of Rs. 6,656 million ($150 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.
     In our acquisitions, a portion of purchase consideration is payable upon achievement of specified earnings targets in future. We currently intend to finance the payment of purchase consideration entirely from internal sources of capital.
     In April 2006, we acquired cMango Inc., a privately held California, US — headquartered company, in an all cash deal. cMango is a provider of Business Service Management (BSM) solutions. The consideration included a cash payment of Rs.886 Million ($20 million) paid at the closing of the transaction and additional earn-out payments based on achieving specified financial metrics over a two year period.
     In May 2006, we acquired, subject to completion of certain closing conditions, US based Quantech Global Services LLC and India based Quantech Global Services Ltd. for a total consideration of Rs. 444.80 million ($10 million) and additional earn outs based on achieving specified financial targets over a three year period. Quantech, founded 16 years ago, is a leading provider of Computer Aided Design and Engineering services to Fortune 500 companies, particularly in the automotive, aerospace and consumer goods industries. We currently intend to fund this acquisition through our internal accruals.
     In May 2006, we acquired, subject to completion of certain closing conditions, a Europe based retail solutions provider, Enabler for a consideration of Euros 41 Million ($53 million) payable on closure of the transaction as well as earn-outs on achieving agreed financial targets over a two year period. We currently intend to fund this acquisition through our internal accruals. Enabler is one of the leading specialists in consulting and implementation of integrated solutions and effective support of retail systems.
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

     In the normal course of business, we transfer accounts receivables and employee advances (financial assets). These transfers can be with or without recourse. As at March 31, 2006, we have transferred financial assets of Rs. 259 million.
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
     Contractual obligations
     The table of future payments due under contractual commitments as of March 31, 2006, aggregated by type of contractual obligation, is given below:

	In Rs. million
	Total
	contractual
	payment	Payments due in
		2006-07	2007-09	2009-11	2011 onwards
Capital Commitments	1714	1714	—	—	—
Non-cancelable operating lease obligation	2996	396	735	611	1254
Purchase obligations	1,946	1,946	—	—	—
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
Research and Development
     Research and Development investments in IT Services and Products business is directed towards developing solutions that have broad applications across various industry segments and developing expertise in emerging technologies. Over a period of two to three years Research and Development efforts in identified areas are focused on developing in-depth solutions, frameworks and applications.
     Research and Development initiatives are executed through Centers of Excellence or CoE and Innovation Initiative.
     CoEs are designed to enable growth of existing practice and/or create a new practice. CoEs focus on creating competencies in specific existing and emerging technologies and domains. CoEs create thought leadership by publishing white papers and participating in industry forums. Currently, we have CoEs focusing on Wireless and Broadband Communication , Computing Platforms like Grid Computing , e-Biz technologies like Web services, Retail Supply chain management and other similar areas.
     Innovation initiative is directed towards creating new solutions and intellectual property which potentially expand our service offerings.
     Innovation initiative covers the entire cycle of Idea Generation, Incubation and Successful Execution. We focus on Process Innovations, Delivery Innovations, Technology Innovations, Product Innovations and Business Innovations. We were awarded the NASSCOM’s IT Innovation Award 2005 for our pioneering work in next generation managed services platform.

     Research and development expenditures for the years ended March 31, 2005 and 2006 were Rs. 274 million and Rs. 202 million, respectively.
Trend Information
     IT Services and Products. We believe that the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities. Our acquisitions have also allowed us to sustain and in certain circumstances improve our prices and profits.
     Gross profit as a percentage of revenues in our IT Services and Products decreased from 38% in the year ended March 31, 2005 to 36% in the year ended March 31, 2006. We anticipate difficulty in sustaining or improving our profits due to:
•	pricing pressures;

•	increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	increases in wages for our IT professionals;

•	the impact of amortization of stock compensation cost; and

•	the impact of exchange rate fluctuations on our rupee realizations;
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
     Our IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	the effect of seasonal hiring which occurs in the quarter ended September 30;

•	the time required to train and productively use new employees;

•	the proportion of services we perform at client sites for a particular project;

•	exchange rate fluctuations; and

•	the size, timing and profitability of new projects.
     BPO Services. Although we believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue, we have experienced pricing pressures in our BPO Services business due to increased competition among IT companies. Gross profit as a percentage of revenues in BPO Services decreased from 26% in the year ended March 31, 2005 to 24% in the year ended March 31, 2006. We anticipate difficulty in sustaining or improving our profits due to, among other things, the impact of the high percentage on fixed costs, attrition rates and composition of voice based services in our revenues from BPO services. Our BPO Services business segment is also subject to seasonal fluctuations.
     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM and HP have identified India as a key focus area. The gross margins in the products component of this business segment increased by 1% from 10% for the year ended March 31, 2005 to 11% for the year ended March 31, 2006.
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
Recent accounting pronouncements.
     In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award. SFAS No.123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No.123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, “Acounting for Stock Based Compensation” (SFAS No. 123).
     The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS No.123R, the modified prospective transition method described above would be applied.
     SFAS No.123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No 96-18. “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.
     SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS No. 123R from April 1, 2006.
     If we had amortized the stock-based employee compensation expense determined under the fair value method, the Company’s net income as reported for the years ended March 31, 2004, 2005 and 2006 would have been reduced by Rs. 2,080 million, Rs. 1,244 million and Rs. 571 million, respectively.
     We will adopt SFAS No. 123R from fiscal year beginning April 1, 2006, using the modified prospective method. As of March 31, 2006, unamortized costs determined based on the fair value approach described in SFAS No. 123, net of estimated forfeiture, amounted to Rs. 2,365 million which will be amortised over the weighted average period of approximately three years.
     Upon adoption of SFAS No. 123R the company will record a cumulative catch-up adjustment to recognize the impact of adjusting compensation charge for estimated forfeitures.
     The corresponding unamortized stock compensation cost determined under the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, amounted to Rs. 2,202 million.

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
     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs are deferred before the signing of the contract.
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
Revenue Arrangements with Multiple Deliverables

     Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
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
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2006, the U.S. branch’s net assets amounted to approximately $130 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
Business Combinations, Goodwill and Intangible Assets
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the cash inflows are realized at the spot rate, otherwise the cash inflows are realized at the upper or lower strike price.
     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. The company does not apply the short-cut method to determine hedge effectiveness.

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
     As of March 31, 2006 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     Our directors and executive officers, their respective ages and positions as of March 31, 2006 are as follows:

Name	Age	Position
Azim H. Premji	60	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S Ganguly	70	Director
B.C. Prabhakar	62	Director
Dr. Jagdish N. Sheth	67	Director
Narayanan Vaghul	69	Director
P.M. Sinha	65	Director
Suresh C. Senapaty	49	Chief Financial Officer, and Executive Vice President, Finance
Pratik Kumar	40	Executive Vice President, Human Resources
Suresh Vaswani	46	President-Global IT Service Lines, Wipro Technologies; President-Wipro Infotech
Vineet Agrawal	44	President, Wipro Consumer Care & Lighting
Ranjan Acharya	48	Senior Vice President, Human Resources Development
Tamal Dasgupta	55	Head — Energy and Utilities
Girish S. Paranjpe	48	President-Banking, Finance and Insurance Vertical, Wipro Technologies
Sudip Banerjee	46	President-Enterprise Solutions, Wipro Technologies
Dr. A.L. Rao	57	President, Technology Services and Chief Operating Officer
Ramesh Emani	49	President-Embedded & Product Engineering Solutions, Wipro Technologies
     Azim H. Premji has served as our Chief Executive Officer, Chairman of our Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University.
     Dr. Ashok S Ganguly has served as a member of our Board of Directors since January 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd, a business process outsourcing company, and, since September 2003, as the Chairman of ABP Pvt Ltd, a media and publishing company. From August 1996 to March 2003, he served as the Chairman of ICI India Limited, a manufacturing company. Dr. Ganguly also currently serves as a

Director on the Central Board of the Reserve Bank of India and Hemogenomics Pvt Ltd. He is also a non-executive Director of Mahindra & Mahindra Ltd., ICICI Knowledge Park Ltd., Hemogenonics Pvt. Ltd. and Tata AIG Life Insurance Co. Ltd. More recently, Dr. Ganguly was appointed as a member of the Advisory Board of Microsoft Corporation (India) Pvt. Ltd. Dr. Ganguly holds a B.S. in Chemistry from Bombay University and a Master of Science, or M.S. and a Doctor of Philosophy degree, or Ph.D. from the University of Illinois. In addition, he is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission. He is also a member of the National Knowledge Commission to the Prime Minister.
     B.C. Prabhakar has served as a member of our Board of Director on Wipro Board since February 1997. He has been practicing law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University. Mr B C Prabhakar serves as a non-executive Director of Automative Axles Limited.
     Dr. Jagdish N. Sheth has served as a member of our Board of Directors on Wipro Board since January 1999. He has been a professor at Emory University since July 1991. Dr Sheth is also on the Boards of, Cryo-Cell International Inc, Adayana Inc, CipherTrust Inc, Shasun Chemicals and Drugs Limited and Manipal AcuNova Private Limited. Dr. Sheth holds a B. Com from Madras University, an M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh.
     Narayanan Vaghul has served as a member of our Board of Directors on Wipro Board since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, Nicholas Piramal India, Ltd., Hemogenomics Pvt. Ltd., Himatsingka Seide Limited, Asset Reconstruction Company (India) Limited, Air India Engineering Services Limited, Air India Air Transport Services Limited, Apollo Hospitals Enterprise Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, ICICI Bank Limited and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Commerce in Banking from Madras University. Mr N Vaghul is also a member of the Audit Committee in Air India Limited, Nicholas Piramal India Limited and Mahindra World City Developers Limited. Mr N. Vaghul is also the lead independent Director of the Company.
     Priya Mohan Sinha has served as a member of our Board of Directors on Wipro Board since January 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since November 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bata India Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited and Azim Premji Foundation Pvt. Ltd and is Chairman of Bata India Limited. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a B.A. from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.
     Suresh C. Senapaty has served as our Chief Financial Officer and Corporate Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.
     Pratik Kumar has served as our Executive Vice President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B. A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.
     Suresh Vaswani has served as President-Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.
     Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, and an M.B.A from Bajaj Institute of Management Studies, Mumbai.
     Ranjan Acharya has served as Senior Vice President-Human Resources Development since April 2002, and has served with us in other positions since July 1994. Mr. Ranjan Acharya holds a B.S. from Pune University and an M.B.A. from Symbiosis Institute of Business Management, Pune, India.

     Tamal Dasgupta has served as Head-Energy and Utilities since March 2000. Mr. Dasgupta holds a B.Com. from Calcutta University and is a Fellow Member of the Institute of Chartered Accountants of India, and has completed CPA from Maryland, U.S.
     Girish S. Paranjpe has served as President — Banking, Finance and Insurance Vertical of Wipro Technologies since October 2000, and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.
     Sudip Banerjee has served as President-Enterprise Solutions of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr. Sudip holds a B.A. from Delhi University and Diploma in Management from All India Management Association.
     Dr. A.L. Rao has served as President-Technology Services and Chief Operating Officer of Wipro Technologies since October 2000 and has served with us in other positions since August 1980. Dr. Rao holds a B.S., M.S. and Ph.D. in Nuclear Physics from Andhra University in India.
     Ramesh Emani has served as President-Embedded and Product Engineering Solutions of Wipro Technologies since October 2003, and has served with us in other positions since November 1983. Mr. Emani holds a B.Tech. from Jawaharlal Nehru Technology University, Hyderabad and Master of Technology, or M.Tech. from IIT, Kanpur.
New Director Appointment
     On April 19, 2006, our Board of Directors appointed William Arthur (Bill) Owens as an additional member of our Board of Directors, to be effective as of July 1, 2006.
     Mr. Owens has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., a media communications company; Daimler Chrysler AG, an automotive company; Sprint Wireline, a communications company; and AEA Investors LLC, an investment company. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University
Resignation of director
     Mr. Vivek Paul, Vice Chairman of the Board and Chief Executive Officer of Global IT Services and Products business segment resigned from the services of the company effective October 2005. Consequent to his resignation the company re-organized the management structure of Global IT Services and Products business segment.
     Professor Eisuke Sakakibara, Independent Non-Executive Director, resigned from Board of the company effective August 2005.
Compensation
Director Compensation
     Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee of $224.82 (Rs. 10,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders, as follows:
1.	Dr. Ashok S Ganguly receives approximately $26,978 (Rs. 1,200,000) per year.

2.	Narayan Vaghul receives approximately $31,474 (Rs. 1,400,000) per year.

3.	Dr. Jagdish N. Sheth receives approximately $50,000 (Rs. 2,224,000) per year.

4.	P. M. Sinha receives approximately $22,482 (Rs. 1,000,000) per year.

5.	B. C. Prabhakar receives approximately $13,489 (Rs. 600,000) per year.
     In the fiscal year ended March 31, 2006, we paid an aggregate of $151,928 (Rs. 6,757,760) as commission to our non-employee directors.
     Upto the period of his resignation as a member of our Board of Directors in 2005, Professor Eisuke Sakakibara was paid a commission of Yen 2,400,000 ( $20,443).
     Executive Compensation
     The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2006 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation ($)
	Salary and	Commission/In
Name	allowances	centives (1)	Housing (2)	Others (3)
Azim H. Premji	$96,775	$392,195	—	$340

Vivek Paul	268,765	1,030,137	—	—

Pratik Kumar	102,415	34,947	—	941

Suresh C. Senapaty	123,624	51,266	24,280	2,794

Vineet Agrawal	142,086	5,551	—	4,401

Sudip Banerjee	114,246	40,146	—	617

Girish S. Paranjpe	112,670	45,589	8,511	313

Tamal Dasgupta	89,346	28,725	—	2,148

Dr. A.L. Rao	120,023	49,090	—	536

Ranjan Acharya	81,919	30,359	—	42

Suresh Vaswani	126,482	47,863	4,626	773

Ramesh Emani	122,810	47,527	—	6,984

1.	Azim H. Premji and Vivek Paul were paid commissions at the rate of 0.1% on incremental profits and 0.3% on net profits respectively. Profits are computed in accordance with the provisions of the Indian Companies Act, 1956. Mr Vivek Paul was paid a commission up to the date of his resignation of employment as our Vice Chairman in October 2005. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2006.

	Long Term Compensation ($)
		No. of
		Equity		No. of
		Share/AD		RSU/ADS
		S Options		RSUs
		Granted		granted
	Deferred	during the	Grant	during the	Grant	Expiration
Name	benefits(1)(2)	year	Price	year	price	Date
Azim H. Premji	79,303	—	—	—	—	—

Vivek Paul	40,314

Pratik Kumar	10,509	—	—	—	—	—

Suresh C. Senapaty	20,719	—	—	—	—	—

Vineet Agrawal	12,568	—	—	—	—	—

Sudip Banerjee	20,383	—	—	—	—	—

Girish S. Paranjpe	20,916	—	—	—	—	—

Tamal Dasgupta	8,875	—	—	—	—	—

Dr. A.L. Rao	23,133	—	—	—	—	—

Ranjan Acharya	8,978	—	—	—	—	—

Suresh Vaswani	19,178	—	—	—	—	—

Ramesh Emani	20,728	—	—	—	—	—

1.	Deferred benefits payable to other employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a Pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Providend Fund and Miscellaneous Provisions Act, 1952.

Deferred benefits, in the case of Mr. Vivek Paul, are comprised of our contribution to a Deferred Compensation Plan. We have a Deferred Compensation Plan in place and a Participation Agreement with Mr. Paul. Contributions made by us under this Deferred Compensation Plan are managed by an irrevocable Trust whose trustees are appointed by us under a Trust Agreement. Wells Fargo NA has been appointed as a Trustee of the Trust. We make a contribution of 15% of the base salary of Mr. Paul to the Trust and Mr. Paul was also eligible to contribute up to 15% of his base salary and up to 100% of his commission under the Deferred Compensation Plan to the Trust. The Trust has made payouts of Deferred Compensation to Mr. Vivek Paul upon compliance with specific conditions prescribed in the Plan and related agreements. Upon resignation of Mr. Paul, the investments of the Trust are liquidated and remitted to Mr. Paul offsetting the deferred compensation. As on March 31, 2006, there is no other Participant in the said Plan.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.

2.	In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lump sum of $8,023 (Rs. 350,000) as a gratuity payment for each of our employees, other than Mr. Paul, at the time of separation, death, disability or retirement, subject to complying with certain conditions.

     We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2006, we had six directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as non-retiring directors. Currently, Azim H. Premji is a non-retiring director.
     The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2007	2 years and seven months

Dr. Jagdish Sheth	Annual General Meeting 2006	Retirement by rotation

Dr. Ashok S Ganguly	Annual General Meeting 2008	Retirement by rotation

B. C. Prabhakar	Annual General Meeting 2007	Retirement by rotation

N. Vaghul	Annual General Meeting 2007	Retirement by rotation

P. M. Sinha	Annual General Meeting 2006	Retirement by rotation
Option Grants
     There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years ended March 31, 2005 and 2006. Details of options granted to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
     Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2006. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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

     The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Ranjan Acharya, Suresh Vaswani, Sudip Banerjee, Tamal Dasgupta, Dr. A.L. Rao, Vineet Agrawal and Ramesh Emani provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.
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
Board Committee Information
     Audit Committee
     The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary objective of our Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process — by our management, including our internal auditors and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process and process for monitoring the compliance with related laws and regulations. Our Audit Committee recommends to our shareholders the appointment of our independent registered public accounting firm and reviews the scope of our annual audits, approves fees to be paid to the independent registered public accounting firm and reviews/approves our accounting practices. The Audit Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee
     Our Audit Committee held five meetings during our 2006 fiscal year. Our Audit Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com. See Item 18 of this Annual Report for the report of our Audit Committee.
     Board Governance and Compensation Committee
     The Board Governance and Compensation Committee of our Board of Directors, (formerly functioning as two committees viz. Compensation and Benefits Committee which was originally formed in 1987 and Nomination and Corporate Governance Committee formed in 2003) determines the salaries, benefits for our employees, directors and senior officers, and administers the stock option grants issued by our company. This Committee also develops and recommends our Board a set of corporate governance guidelines applicable to our company, implements the policies and processes relating to corporate governance principles and the self evaluation process for our Board and Committees, ensures that appropriate procedures are in place to assess Board membership needs and recommends potential director candidates to our Board of Directors. The Board Governance and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S Ganguly	- Chairman of the Board Governance and Compensation Committee

Messrs. N. Vaghul and P.M. Sinha	- Members of the Board Governance and Compensation Committee
     Our Board Governance and Compensation Committee held three meetings during our 2006 fiscal year. Our Board Governance & Compensation Corporate Governance Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com.

     Employees
     As of March 31, 2006, we had over 53,700 employees, including over 29,800 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.
     Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of the business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.
     Recruiting
     We hire entry level graduates from both the top engineering and management universities in India, as well as more experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within Wipro Limited, all new openings are first offered to our employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.
     Training
     Each of our new recruits must attend an eight week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 82 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management, Bangalore, Birla Institute of Technology and Science, Pilani, Symbiosis Institute of Business Management, Pune and others, to provide special skill set training in areas such as Business Skills and Project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.
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
Share Ownership
     The following table sets forth, as of March 31, 2006, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.
     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2006. The number of shares presented in the table below also reflects the adjusted figure from our

1-for-1 stock dividend approved by our shareholders in July 2005. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which, was Rs.44.48 per $1.00. The share numbers and percentages listed below are based on 1,425,754,267 equity shares outstanding as of March 31, 2006.

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant Price
Name	owned	Owned	Granted	($)	Date of expiration
Azim H. Premji (1)	1,161,136,260	81.44	—	—	—

B. C. Prabhakar (2)	3,000	*	—	—	—

Dr. Jagdish Sheth	—	—	—	—	—

Dr. Ashok S Ganguly	—	—	—	—	—

N. Vaghul	—	—	—	—	—

P. M. Sinha	20,000	*	—	—	—

Suresh C. Senapaty	97,700	*	15,000 19,200	5.94 0.05	February 2009 October 2010

Pratik Kumar	51,300	*	12,000 19,200	5.94 0.05	February 2009 October 2010

Vineet Agrawal	145,220	*	15,000 19,200	5.94 0.05	February, 2009 October 2010

Suresh Vaswani	91,992	*	15,000 22,400	5.94 0.05	February 2009 October 2010

Sudip Banerjee	40,000	*	10,800 22,400	5.94 0.04	February 2009 October 2010

Girish S. Paranjpe	25,700	*	15,000 22,400	5.94 0.05	February 2009 October 2010

Dr. A.L. Rao	129,460	*	9,000 22,400	5.94 0.05	February 2009 October 2010

Tamal Dasgupta	11,600	*	8,400 12,800	5.94 0.05	February 2009 October 2010

Ranjan Acharya	13,400	*	9,000 16,000	5.94 0.05	February 2009 October 2010

Ramesh Emani	25,700	*	12,000 22,400	5.94 0.05	February 2009 October 2010

*	Represents less than 1% of the shares.

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,434,600 shares held jointly by Mr. Premji and members of his immediately family and 8,451,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership, the 8,451,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.
OPTION PLANS
     Wipro Employee Restricted Stock Unit Plan 2005
     Our Wipro Restricted Stock Unit Plan 2005, or 2005 unit plan, provides for the grant of options to eligible employees and directors. The creation of our 2005 unit plan was approved by our Board of Directors on June 14, 2005 and by our shareholders on July 21, 2005. Our 2005 unit plan became effective on July 21, 2005, and unless terminated sooner, the plan will terminate automatically on July 20, 2015. A total of 12,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the plan.
     Our Board Governance and Compensation Committee appointed by our Board of Directors administer our 2005 unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2005 stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the Plan and options granted pursuant to the Plan. The plan does not confer any right to the participant with respect to continuing the participant’s status as an employee with the Company.
     Our 2005 unit plan does not allow for the transfer of options and only the participant may exercise an option during his or her lifetime. The vesting period for the options under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested units prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of options granted under our 2005 unit plan will be determined by the committee.
     Our 2005 unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
     ADS Restricted Stock Unit Plan 2004 (ADS option)
     Our ADS Restricted Stock Unit Plan 2004, or 2004 ADS unit plan, provides for the grant of options to our eligible employees and directors. The creation of our 2004 ADS unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. The 2004 ADS unit plan became effective on June 11, 2004, and unless terminated sooner, the 2004 ADS unit plan will terminate automatically on June 10, 2014. A total of 12,000,000 ADSs, representing 12,000,000 equity shares (as adjusted for corporate action from time to time), are currently reserved for issuance pursuant to the plan.

     Our Board Governance and Compensation Committee appointed by our Board of Directors administer the 2004 ADS unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of ADSs to be covered by each ADS option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the plan and the ADS options granted pursuant to the plan. The plan does not confer any right to the participant with respect to participant’s status as an employee with the Company.
     Our 2004 ADS unit plan does not allow for the transfer of units and only the participant may exercise an option during his or her lifetime. The vesting period for the options under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested options prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of options granted under our 2004 ADS unit plan will be determined by the committee.
     Our 2004 ADS unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
     Wipro Employee Restricted Stock Unit Plan 2004
     Our Wipro Restricted Stock Unit Plan 2004, or 2004 unit plan, provides for the grant of options to eligible employees and directors. The creation of our 2004 unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. Our 2004 unit plan became effective on June 11, 2004, and unless terminated sooner, the plan will terminate automatically on June 10, 2014. A total of 12,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the plan.
     Our Board Governance and Compensation Committee appointed by our Board of Directors administer the 2004 unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2004 stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the Plan and options granted pursuant to the Plan. The plan does not confer any right to the participant with respect to continuing the participant’s status as an employee with the Company.
     Our 2004 unit plan does not allow for the transfer of options and only the participant may exercise an option during his or her lifetime. The vesting period for the options under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested options prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of options granted under our 2004 unit plan will be determined by the committee.
     Our 2004 unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
     2000 ADS Option Plan
     Our 2000 ADS option plan provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial U.S. tax treatment, and non-statutory stock options. Our 2000 ADS option plan was approved by our Board of Directors in September 2000 and by our shareholders on April 26, 2000. Unless terminated sooner by our Board, our 2000 ADS option plan will terminate automatically in September 2010. A total of 9,000,000 ADSs, representing 9,000,000 equity shares (as adjusted for corporate actions from time to time), are currently reserved for issuance under our 2000 ADS option plan. All options under our 2000 ADS option plan will be exercisable for ADSs. Either our Board of Directors or a committee of our Board of Directors administers our 2000 ADS option plan. The committee has the power to determine the terms of the options granted, including the exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate our 2000 ADS option plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under our 2000 ADS option plan.
     Our 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under our 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under our 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under our 2000 ADS option plan may not exceed ten years. Our 2000 ADS option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.
     2000 Employee Stock Option Plan
     Our 2000 stock plan provides for the grant of stock options to eligible employees and directors. The creation of our 2000 stock plan was approved by our Board of Directors on April 26, 2000, and by our shareholders on July 27, 2000. Our 2000 stock plan became effective on September 15, 2000, and unless terminated sooner, our 2000 stock plan will terminate automatically on September 15, 2010. A total of 150,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to our 2000 stock plan. All options under our 2000 stock plan will be exercisable for our equity shares.
     Our Board Governance & Compensation Committee appointed by our Board of Directors administers our 2000 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate our 2000 stock plan, provided that no such action may adversely affect the rights of any optionee under our 2000 stock plan.
     Our 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under our 2000 stock plan will be determined by the committee. Normally, the term of options granted under our 2000 stock plan may not exceed six years.
     Our 2000 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.
     1999 Employee Stock Option Plan
     Our 1999 stock plan provides for the grant of stock options to eligible employees and directors. Our 1999 stock plan was approved by our Board of Directors on April 30, 1999 and by our shareholders on July 29, 1999. Unless terminated sooner, our 1999 stock plan will terminate automatically on July 28, 2009. A total of 30,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to our 1999 stock plan. All options under our 1999 stock plan will be exercisable for our equity shares.
     Our Board Governance & Compensation Committee appointed by our Board of Directors administers our 1999 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate our 1999 stock plan, provided that no such action may adversely affect the rights of any optionee under our 1999 stock plan.
     Our 1999 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under our 1999 stock plan will be determined by the committee. The term of options granted under our 1999 stock plan may not exceed six years.
     Our 1999 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.
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
     The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2006, the WERT holds 7,968,660 of our outstanding equity shares in its own name and holds 106,354 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 83,400 shares not yet jointly registered in the names of the WERT and participating employees.
Item 7. Major Shareholders And Related Party Transactions
Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2006, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2006 are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 1,425,754,267 equity shares outstanding as of March 31, 2006.

		Number of Shares
	Class of	beneficially held as of
Name of Beneficial Owner	Security	March 31, 2006	% of Class
Azim H. Premji (1)	Equity	1,161,136,260	81.44

Hasham Traders	Equity	326,259,000	22.88

Prazim Traders	Equity	325,017,000	22.80

Zash Traders	Equity	324,244,800	22.74

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,434,600 shares held jointly by Mr. Premji and members of his immediately family and 8,451,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 8,451,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd.
     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2006, are held by approximately 16,732 holders of record in the United States.
     Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently, 7.23% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States of America and elsewhere. We are not aware of which FIIs, NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Please refer the following financial statements and the Auditor’s Report under item 18 in this Annual Report for the fiscal year ended March 31, 2006:
•	Report of the independent registered public accounting firm;

•	Consolidated Balance Sheet as of March 31, 2005 and 2006;

•	Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2004, 2005 and 2006; and

•	Notes to the Consolidated Financial Statements.

Legal Proceedings
     Please see the section tiled “Legal Proceedings” under Item 4 of this Annual Report for this information.
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
     For the years ended March 31, 2003, we paid cash dividend of Rs.0.17 per equity share. For the year ended March 31, 2004, we paid a final dividend of Rs. 0.67 per equity share and a one time dividend of Rs. 4.17 per equity share. For the year ended March 31, 2005, we paid a final dividend of Rs. 2.50 per equity share. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
     The Board of Directors has, subject to the approval of the shareholders at the forthcoming Annual General Meeting in July 2006, recommended a final dividend of Rs.5 ($0.11) per equity share for the year ended March 31, 2006. This dividend will be payable to the shareholders who are on the records of the Company as of the opening hours of July 1, 2006.
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
     As of March 31, 2006, we had 1,425,754,267 issued and outstanding equity shares. As of March 31, 2006, there were approximately 16,732 record holders of ADRs evidencing 21,484,797 ADSs (equivalent to 21,484,797 equity shares). As of March 31, 2006, there were approximately 155,832 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the periods prior to July 2005 are re-stated to reflect the stock dividend issued by the Company in July 2005 in the ratio of 1:1.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS

	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Fiscal Year ended March 31,
2006	573.00	285.55	12.88	6.41	585.90	272.00	13.17	8.65	22.38	9.62
2005	389.00	200.00	8.91	4.59	387.50	198.00	8.88	4.54	12.85	5.81
2004	310.17	131.88	7.15	3.04	311.67	132.90	7.18	3.06	9.90	3.05
2003	312.50	177.17	6.58	3.73	312.50	177.17	6.58	3.73	6.72	3.71
2002	327.50	127.50	6.89	2.69	329.00	126.50	6.92	2.66	7.34	2.83

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS

	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Quarter Ended
March 31, 2006	573.00	440.20	12.88	9.89	585.90	385.00	13.17	8.66	15.49	11.90
December 31, 2005	470.00	355.00	10.57	7.98	470.00	355.75	10.57	8.00	12.75	9.62
September 30, 2005	385.80	350.05	8.67	7.87	384.80	345.20	8.65	7.76	21.60	9.59
June 30, 2005	388.00	285.55	8.72	6.42	384.90	272.00	8.65	6.12	22.38	17.59
March 31, 2005	382.50	312.50	8.77	7.17	380.00	305.18	8.71	7.00	12.55	9.81
Six Months Ended
(monthly for last six months)
May 31, 2006	469.00	436.10	10.54	9.80	544.85	441.80	12.25	9.93	12.18	11.74
April 30, 2006	598.90	495.00	13.46	11.13	568.70	524.00	12.78	11.78	15.50	13.30
March 31, 2006	573.00	498.00	12.88	11.20	585.90	483.65	13.17	10.87	15.00	13.23
February 28, 2006	544.70	488.00	12.25	10.97	545.40	488.25	12.26	10.98	15.28	13.11
January 31, 2006	532.50	440.20	11.97	9.90	548.00	385.00	12.32	8.22	15.49	11.90
December 31, 2005	470.00	420.00	10.57	9.44	470.00	385.00	10.57	8.66	12.75	11.10

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.finance.yahoo.com.
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
     BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a brokers’ strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members and due to which the trading of equity shares on the BSE has been suspended. There have been no closures of the Indian Stock Exchanges in response to “panic” trading or large fluctuations. On May 17, 2004, Exchanges have observed that there were wide fluctuations in the prices of various securities / SENSEX/Nifty, thereby resulting in a halt in the trading activity at the exchanges on two occasions, as per the Securities and Exchange Board of India or SEBI prescribed guidelines on Circuit Breakers. BSE and NSE were closed on July 28, 2005 due to rain in Mumbai.
     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement systems. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI has moved to a T+2 settlement system, and is subsequently planning to move to a T+1 settlement system.
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
     Amendments to SEBI (DIP) Guidelines, 2000;
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
     The RII at present is defined in value terms as one who can apply for shares up to a maximum amount of Rs.1,00,000.
     The Securities and Exchange Board of India or SEBI has introduced the regime of private placements of securities by Indian listed companies called Qualified Institutions Placements or QIP. The new regime has been introduced in the form of Chapter XIIIA of the SEBI (Disclosures and Investor Protection) Guidelines, 2000, or DIP Guidelines, on May 8, 2006 or the Amendment.
     QIPs are basically the issue of “specified securities” by Indian companies to Qualified Institutional Buyers, QIBs. The Amendment defines the specified securities as equity shares, fully convertible debentures, partly convertible debentures or any securities other than warrants, which are convertible into or exchangeable with equity shares at a later date.
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
     The National Stock Exchange of India Limited
     The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2006 was approximately Rs. 28.13 trillion or approximately $632 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
     As of April 30, 2006, the NSE had 944 members comprised of 29 individual members, 659 corporate or institutions, 32 firms and 6 subsidiaries of regional stock exchanges.
     Bombay Stock Exchange Limited
     The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2006 was approximately Rs. 30.22 trillion or approximately $679 billion. The BSE began allowing online trading in May 1995. As of March 31, 2006, the BSE had 874 members, comprised of 180 individual members, 675 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.
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
Item 10. Additional Information
Share Capital
     Our authorized share capital is Rs. 3,550,000,000 divided into 1650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2006, 1,425,754,267 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding.
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
     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2006, we have six directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji is a non-retiring director. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
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
Objects and Purposes of Our Memorandum of Association
     The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:
•	To purchase or otherwise acquire and take over any lands.

•	To carry on the business of extracting vegetable oil.

•	To manufacture and deal in hydrogenated vegetable oil.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists and metallurgists.

•	To carry on the trade or business of manufacturing and distributing chemical, synthetic and organic products.

•	To carry on business as manufacturers, exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on research and development activities on all aspects related to products business and objects of our company.

•	To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves, and any other conveniences or erection suitable for any of the purpose of our company.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of metal working and manufacturing.

•	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which we are authorized to carry on or possessed of any property or rights suitable for our purposes.

•	To manufacture or otherwise acquire and deal in containers and packing materials of any kind.

•	To apply for, purchase or otherwise acquire any patents, inventions, licenses, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention.

•	To purchase or otherwise acquire, manufacture, and deal in all raw materials, stores, stock-in-trade, goods, chattels and effects.

•	To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise.

•	To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, for all or any of the purposes within the objects of our company.

•	To enter into any arrangement with any Governments or authorities.

•	To provide for the welfare of persons in the employment of our company, or formerly engaged in any business acquired by our company, and the wives, widows, families or dependants of such persons.

•	To undertake, carry out, promote and sponsor rural development, including any program for promoting the social and economic welfare or uplift of the public in any rural area.

•	To undertake, carry out, promote and sponsor or assist in any activity for the promotion and growth of the national economy and for discharging what the directors may consider to be the social and moral responsibilities of our company to the public or any section of the public.

•	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines; and to handle business process management, remote help desk management; remote management; remote customer interaction, customer relationship management and customer servicing through call centers, email based activities and letter/fax based communication, knowledge storage and management, data management, warehousing, search, integration and analysis for financial and non financial data.

•	To act as information technology consultants and to operate a high technology data processing center for providing information processing, analysis, development, accounting and business information and data to customers in India and internationally; to carry on the business of gathering, collating, compiling, processing, analyzing, distributing, selling, publishing data and information and including conduct of studies and research, and marketing of information and services and providing access to information regarding financial operations and management, financial services, investment services business and commercial operations, financial status, creditworthiness and rating, consumer responses and management of businesses of all kinds and descriptions by whatever name called.

•	To carry on the business as Internet service provider and undertake any and all kinds of Internet/web based activities and transactions; to design, develop, sell, provide, maintain, market, buy, import, export, sell and license computer software, hardware, computer systems and programs products, services and to give out computer machine time and to carry on the business of collecting, collating, storing, devising other systems including software programs and systems.

•	From time to time, to subscribe or contribute to any charitable, benevolent or useful object of a public nature.
Description of Equity Shares
Dividends
     Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, 1956 read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.
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
Bonus Shares
     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the company’s profit and loss account, to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders on record on a fixed record date are entitled to receive such bonus shares.
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
Takeover Code and Listing Agreements
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%,10%,14%,54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.
     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 20% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. As per the amendment effective May 26, 2006, if a Company has made a public issue offering 10% capital to public in India or has obtained relaxation from SEBI, the above limits of 75% shall be read as 90% in such cases. Where the public shareholding in a target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by the Securities and Exchange Board of India. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested in a manner specified in the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.
     An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates to 5%, 10%,14%,54% and 74% of the voting rights. The creeping acquisition limits provided under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, have been changed to 5% with effect from October 1, 2002 in any fiscal year.
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
     The Takeover Code does not apply to acquisitions involving the acquisition of shares, as follows;
•	by allotment in a public/rights issue (subject to compliance with certain terms and conditions);

•	pursuant to an underwriting agreement;

•	by registered stockbrokers in the ordinary course of business on behalf of customers;

•	in unlisted companies provided it does not result in an indirect acquisition of a listed entity;

•	pursuant to a scheme of reconstruction or amalgamation;

•	pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985; or

•	in terms of the guidelines or regulations regarding delisting of securities specified or framed by SEBI.
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
     Amendment to the SEBI (Delisting of Securities) Guidelines, 2003
     In order to simplify the existing framework with respect to Compulsory Delisting and make it possible for stock exchanges to delist the Companies which are noncompliant with the provisions of Listing Agreement, it has been decided to amend the SEBI (Delisting Of Securities) Guidelines, 2003. The amendment seeks to ensure adequate and wide public notice of the fact of delisting and disclosure of the fair value through newspapers and notice boards/trading systems of the stock exchange upon delisting of a security. The amendment also seeks to determine the fair value of securities by persons appointed by the stock exchange out of a panel of experts, which shall also be selected by the stock exchange.
     Minimum Level of public shareholding
     In order to ensure availability of floating stock on a continuous basis and to bring about greater transparency in respect of disclosure of shareholding pattern of companies, SEBI vide its circular dated April 13, 2006, (as amended), has decided to bring in the following policy changes to the continuous listing requirements:
     All listed companies , other than those mentioned hereunder, will be required to ensure minimum level of public shareholding at 25% of the total number of issued shares of a class or kind for the purpose of continuous listing:
•	Companies which, at the time of initial listing, had offered less than 25% but not less than 10% of the total number of issued shares of a class or kind, in terms of Rule 19(2)(b) of Securities Contract (Regulation) Rules 1957 (SCRR) or companies desiring to list their shares by making an Initial Public Offering (IPO) of at least 10% in terms of Rule 19(2)(b) of SCRR.

•	Companies which have, irrespective of the percentage of their shares with public at the time of initial listing, reached a size of 20 million or more in terms of number of listed shares and Rs. 10 billion or more in terms of market capitalization.
     The companies at (a) and (b) above will be required to maintain the minimum level of public shareholding at 10% of the total number of issued shares of a class or kind for the purpose of continuous listing. The aforesaid requirement of maintaining minimum level of public shareholding on a continuous basis will not be applicable to government companies (as defined under Section 617 of the Companies Act, 1956), infrastructure companies (as defined under clause 1.2.1(xv) of the SEBI (DIP) Guidelines, 2000) and companies referred to the Board for Industrial and Financial Reconstruction.
     The “public shareholding” for the purpose of continuous listing, will continue to comprise of shares held by entities other than promoters and promoter group. It shall not include the shares held by custodians against which depository receipts are issued overseas. The terms “Promoter” and “Promoter group” shall have the same meaning as is assigned to them under the SEBI (Disclosure & Investor Protection) Guidelines, 2000.
     Increasing the public shareholding to the minimum level
     As of the date of this circular coming into force, there may be two categories of companies, viz., those which are non-compliant and those which may subsequently become non-compliant on account of factors such as compliance with directions of a court, tribunal, regulatory or statutory authority, compliance with SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, re-organization of capital by way of a scheme of arrangement, etc.
     SEBI decided to provide a transparent mechanism to such noncompliant companies for enabling them to graduate to the level of compliant companies. The mechanism for increasing the public shareholding to the minimum level will inter alia provide for various modes of issuing shares in domestic market and reasonable time period, as approved by Specified Stock Exchange. This disclosure requirement applies to Wipro and we are complaint with this regulation.
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
Currency Exchange Controls
     Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India under FEMA 1999. The Regulations have been published pursuant to Notification No. FEMA 20/2000-RB dated May 3, 2000. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs.
     A person resident outside India may transfer securities of an Indian company to a person resident in India by way of gift. However, where such transfer is not by way of gift, prior approval of the RBI is necessary only if certain prescribed conditions are not met. . For transfer of existing shares or convertible debentures of an Indian company by a person resident in India to a person resident outside India by way of sale, the transferor shall make an application to Authorized Dealer for permission subject to certain conditions being met. In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required.
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
Sponsored ADS
     The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs was possible only if the following conditions are satisfied: There have been amendments to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), Scheme 1993 and primarily the amendments were on the Eligibility of Issuer, Eligibility of Subscriber, Pricing of the offerings, and Voting Rights.
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
Conditions for issuance of ADS/GDS outside India by Indian Companies
     Eligibility of issuer: An Indian Company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (SEBI) will not be eligible to issue ADS/GDS apart from Foreign Currency Convertible Bonds.
     Eligibility of subscriber: Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) ADS/GDS
     Pricing: The pricing of ADS/GDS and Foreign Currency Convertible Bonds should be made at a price not less than the higher of the following two averages:
(i)	The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange in India during the six months preceding the relevant date; and

(ii)	The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange in India during the two weeks preceding the relevant date.
     The “relevant date” means the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81 (IA) of the Companies Act, 1956, to consider the proposed issue.
Foreign Direct Investment
     In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Finance, was thereafter formed to facilitate companies to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. 6 billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. 6 billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by persons who are not residents of India who are not NRIs, or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In March 2000, the RBI issued a notification that foreign ownership of up to 49%, 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB’s areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB’s consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.
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
     Ownership Restrictions
     SEBI and RBI regulations restrict investments in Indian companies by FIIs and NRIs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Vide Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India) Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.
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
     The Reserve Bank of India in circular No. 44 dated December 8, 2003 has imposed certain restrictions on OCBs in making any new investments as well as on the sale or transfer of shares held by them.
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
     Overseas investment — Liberalisation
•	Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 to read with Circular No. 42 dated May 12, 2005 in terms of which an Indian entity is permitted to invest upto 200 per cent of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route. Accordingly, under the automatic route for overseas investment, eligible Indian companies are permitted to invest in overseas in JV/WOS upto 200 per cent of their net worth. It was further clarified by the Reserve Bank of India that the ceiling is not applicable to the investments made out of balances held in EEFC accounts and out of the proceeds of ADR / GDR issue, as hitherto. This enables Authorized Dealers to allow remittances under automatic route upto 200 per cent of the net worth as on the date of the last audited balance sheet of the investing companies, after considering the proposals received in form ODA.

•	With a view to grant more operational flexibility to the corporates in India it has been decided to further liberalise the various Regulations as under:

•	Presently, only promoter corporates are permitted to offer guarantees on behalf of their Wholly Owned Subsidiaries (WOSs) or Joint Ventures (JVs), under the Automatic Route and issue of personal, collateral and third party guarantees requires prior approval of Reserve Bank (RBI) and is considered by them, on a case by case basis.

•	With a view to simplify the procedure, RBI has decided to enlarge the scope of guarantees covered under the Automatic Route. Accordingly, Indian entities may offer any forms of guarantee — corporate or personal, primary or collateral, guarantee by the promoter company, guarantee by group company, sister concern or associate company in India, provided that :
o	All ‘financial commitments’ including all forms of guarantees are within the overall prescribed ceiling for overseas investment of the Indian party, for example, currently within 200% of the net worth of the investing company (Indian party),

o	No guarantee is open ended, for example, the amount of the guarantee should be specified upfront; and

o	As in the case of corporate guarantees, all guarantees are required to be reported to RBI, in Form ODR.
General Permission for disinvestment
     Currently, in terms of Regulation 16 of Notification No.FEMA 120/RB-2004 dated July 7, 2004, all disinvestments that involve a ‘write off’ i.e. where the amount repatriated on disinvestment is less than the amount of the original investment, can be made by the Company.
•	in cases where the JV / WOS is listed in the overseas stock exchange.

•	in cases where the Indian promoter company is listed on a stock exchange in India and has a networth of not less than Rs.1,000 million; or

•	where the Indian promoter is an unlisted company and the investment in overseas venture does not exceed USD 10 million.

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
     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is subject to a dividend distribution tax of 12.50% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2006 levies a surcharge of 10% on such tax and an additional surcharge namely “education cess” of 2% on such tax and surcharge, after which the dividend distribution tax payable would be 14.03%.
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
     Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:
•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 10%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below will be levied at the time of settlement.
     In addition to the above rates, the Finance Act 2006 levies a surcharge of 10% on the above taxes, in the case of resident employees or the non-resident individuals, in case their aggregate taxable income exceed Rs. 10,00,000 during the relevant financial year and an additional surcharge called “education cess” of 2% on the above tax and surcharge.
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
     Securities Transaction Tax: The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.075% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.015% of the transaction value of the securities, if the transaction is a non-

delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2005 has increased the rate STT, with effect from April 1, 2005, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, to 0.1% for delivery based transactions and 0.02% for non-delivery based transactions.
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
     Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx $570), received by a individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs.50,000 in a fiscal year. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.
     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12% excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
     PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.
     Material United States Federal Tax Consequences
     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations (or other entities treated as corporations for United States federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. persons who will hold equity shares or ADSs as capital assets.
     This summary is limited to U.S. persons who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. persons who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the avoidance of Double

Taxation and the prevention of Fiscal Evasion with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatement of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his/her/its own tax advisor.
     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document , as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.
     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.
     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.
     Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.
     Subject to certain conditions and limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are qualified foreign corporation solely as a result of our listing on New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010.Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for reduced rate of taxation.
     Subject to certain conditions and limitations, any Indian dividend withholding tax imposed upon distributions paid to a U.S. holder should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be “passive income”, or “financial services income”, and for tax years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.
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

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to certain tax in India. See taxation — “Taxation of Distributions — Taxation of Capital Gains”. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.
     Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.
     Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.
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
     We do not believe that we satisfy either of the tests for passive foreign investment company status for 2005. Since this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
•	pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of equity shares;

•	if an election is made, a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.
     If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the ‘qualified electing fund’ election.
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
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of March

31, 2005, we had forward contracts to sell amounting to $856 million and £11 million. As of March 31, 2006, we had forward contracts to sell amounting to $592 million and £4 million.
     In connection with cash flow hedges, the Company has recorded Rs. 114, and Rs. 202 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005 and March 31, 2006.
     Sensitivity analysis of exchange rate risk
     As at March 31, 2006, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 600 million decrease/increase in the fair value of the company’s forward contracts.
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
     Not Applicable
Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of March 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosures.
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

     Members of the committee are non-management directors who, in the opinion of the Board, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
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
Item 16 C. Principal Accountant Fees and Services
     Our Audit Committee charter requires us to obtain the prior approval of our audit committee on every occasion that we engage our principal accountants or their associated entities and on every occasion that they provide us with any non-audit services. At the beginning of each year, the Audit Committee reviews the proposed services, including the nature, type and scope of services contemplated and approves the related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.
     Set forth below are the fees paid by us to our principal accountant for the years ended March 31, 2005 and 2006.

	In millions
	Year ended March 31,
	2005		2006
Audit fees	Rs.	11.00	Rs.	17.67
Audit related fees		3.75		0.00
Tax fees		23.75		22.31

Total	Rs.	38.50	Rs.	39.98

     Description of Non-Audit Services
     Audit related fees — advice related to the Company’s preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
     Tax Fees—comprise fees for tax compliance and tax planning services rendered by the independent registered public accounting firm. These services include tax services for employees on assignment and other corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, Government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

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
Item 17. Financial Statements
     See Item 18.
Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF AUDIT COMMITTEE
     The Board of Directors and Stockholders of Wipro Limited
     In connection with the March 31, 2006 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE listing standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India	N.Vaghul	P. M. Sinha	B. C. Prabhakar
June 12, 2006	Chairman	Member	Member

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

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Executive Vice President — Finance
Bangalore, India	Chief Financial Officer

June 12, 2006

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Wipro Limited
     We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wipro Limited and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.
KPMG
Bangalore, India
June 12, 2006

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2005		2006		2006
					Convenience
					translation into
					US$
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	Rs.	5,670.76	Rs.	8,857.70	$199.14
Investments in liquid and short-term mutual funds (Note 9)		22,957.59		30,328.42	681.84
Accounts receivable, net of allowances (Note 6)		14,806.36		20,593.11	462.97
Costs and earnings in excess of billings on contracts in progress		2,739.65		4,336.06	97.48
Inventories (Note 7)		1,769.16		2,064.61	46.42
Deferred income taxes (Note 22)		242.17		168.28	3.78
Other current assets (Note 8)		2,950.58		5,463.04	122.82

Total current assets		51,136.27		71,811.22	1614.46
Property, plant and equipment, net (Note 10)		13,201.28		17,777.40	399.67
Investments in affiliates (Note 14)		769.24		1,043.09	23.45
Deferred income taxes (Note 22)		209.31		182.91	4.11
Intangible assets, net (Note 11)		363.11		854.33	19.21
Goodwill (Note 3,4, 11)		5,614.98		7,480.85	168.18
Other assets (Note 8)		780.92		1,243.98	27.97

Total assets	Rs.	72,075.11	Rs.	100,393.78	$2,257.05

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 16)	Rs.	563.97	Rs.	704.55	$15.84
Accounts payable		3,713.22		4,145.96	93.21
Accrued expenses		3,882.00		6,600.63	148.40
Accrued employee costs		3,112.94		4,425.12	99.49
Advances from customers		1,279.64		1,616.26	36.34
Other current liabilities (Note 12)		2,135.16		3,614.42	81.26

Total current liabilities		14,686.93		21,106.94	474.53
Deferred income taxes (Note 22)		—		127.46	2.87
Other liabilities		126.20		395.04	8.88

Total liabilities		14,813.13		21,629.44	486.27

Minority interest		533.03		—	—
Stockholders’ equity: (Note 17,18)
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,407,141,044 and 1,425,754,267 and shares as of March 31, 2005 and 2006		1,407.14		2,851.51	64.11
Additional paid-in capital (Note 23)		13,272.57		16,521.07	371.43
Deferred stock compensation (Note 23)		(3,185.14)		(2,202.42)	(49.51)
Accumulated other comprehensive income		96.09		433.70	9.75
Retained earnings (Note 19)		45,138.37		61,160.56	1,375.01
Equity shares held by a controlled Trust: 7,893,060 and 7,869,060 shares as of March 31, 2005 and 2006 (Note 23)		(0.08)		(0.08)	—

Total stockholders’ equity		56,728.95		78,764.34	1,770.78

Total liabilities and stockholders’ equity	Rs.	72,075.11	Rs.	100,393.78	$2,257.05

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Year ended March 31,
	2004		2005		2006		2006
							Convenience
							translation into US$
Revenues:
Global IT Services and Products
IT Services	Rs.	39,102.00	Rs.	54,280.19	Rs.	73,061.33	$1,642.57
BPO Services		4,363.34		6,433.03		7,664.23	172.31
India and AsiaPac IT Services and Products
Services		3,108.51		4,709.07		6,096.68	137.07
Products		6,304.75		8,694.10		10,380.40	233.37
Consumer Care and Lighting		3,567.44		4,555.38		5,625.04	126.46
Others		1,987.32		2,680.73		3,279.20	73.72

Total		58,433.36		81,352.50		106,106.88	2,385.50

Cost of revenues:
Global IT Services and Products
IT Services		25,047.34		33,780.07		46,986.13	1,056.34
BPO Services		2,883.75		4,740.25		5,809.54	130.61
India and AsiaPac IT Services and Products
Services		1,661.00		2,679.35		3,548.82	79.78
Products		5,642.53		7,814.82		9,285.88	208.77
Consumer Care and Lighting		2,354.82		2,926.22		3,556.43	79.96
Others		1,410.50		1,914.06		2,459.93	55.30

Total		38,999.94		53,854.77		71,646.73	1,610.76

Gross profit		19,433.42		27,497.73		34,460.15	774.73
Operating expenses:
Selling and marketing expenses		(5,278.39)		(5,466.26)		(6,764.35)	(152.08)
General and administrative expenses		(3,171.68)		(3,743.60)		(5,238.97)	(117.78)
Research and development expenses		(232.05)		(273.54)		(202.26)	(4.55)
Amortization of intangible assets (Note 11)		(308.23)		(140.29)		(63.95)	(1.44)
Foreign exchange gains/(losses), net		377.56		(92.12)		(288.49)	(6.49)
Others, net		80.65		75.29		70.14	1.58

Operating income		10,901.28		17,857.21		21,972.27	493.98
Loss on direct issue of stock by subsidiary (Note 4)		(206.00)		(206.58)		—	—
Other income, net (Note 20)		868.21		798.82		1,275.86	28.68
Equity in earnings of affiliates (Note 14)		95.99		158.08		287.97	6.47

Income before income taxes and minority interest		11,659.48		18,607.53		23,536.10	529.14
Income taxes (Note 22)		(1,611.39)		(2,693.57)		(3,264.73)	(73.40)
Minority interest		(56.05)		(81.21)		(1.40)	(0.03)

Net income	Rs.	9,992.04	Rs.	15,832.75	Rs.	20,269.97	$455.71

Earnings per equity share: (Note 24)
Basic		7.20		11.38		14.41	0.32
Diluted		7.20		11.29		14.24	0.32
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		1,387,740,780		1,391,554,372		1,406,505,974	1,406,505,974
Diluted		1,389,090,642		1,399,846,782		1,423,679,230	1,423,679,230
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

				Additional						Accumulated Other				Equity Shares held by a			Total
	Equity Shares			Paid in			Deferred Stock	Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital			Compensation	Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2003	1,395,383,952		465.13		6,946.63		(64.01)				0.69		28,083.19	(7,821,660)		(0.08)		35,431.55

Cash dividends paid	—		—		—		—		—		—		(262.36)	—		—		(262.36)
Issuance of equity shares on exercise of options	1,170,960		0.39		239.31		—		—		—		—	—		—		239.70
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(65,400)		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		(9.26)		1.11		—		—		—	—		—		(8.15)
Amortization of compensation related to employee stock incentive plan	—		—		—		53.02		—		—		—	—		—		53.02
Comprehensive income
Net income	—		—		—		—	Rs.	9,992.04		—		9,992.04	—		—		9,992.04
Other comprehensive income
Translation adjustments	—		—		—		—		(150.43)		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 5.08)	—		—		—		—		9.41		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net	—		—		—		—		1,058.97		—		—	—		—		—

Total other comprehensive income									917.95		917.95		—	—		—		917.95

Comprehensive income								Rs.	10,909.99

Balance as of March 31, 2004	1,396,554,912		465.52		7,176.68		(9.88)				918.64		37,812.87	(7,887,060)		(0.08)		46,363.75

Cash dividends paid	—		—		—		—		—		—		(7,575.99)	—		—		(7,575.99)
Issuance of equity shares on exercise of options	10,586,132		10.36		2,566.77		—		—		—		—	—		—		2,577.13
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(6,000)		—		—
Stock split effected in the form of stock dividend (Note 17)	—		931.26		—		—		—		—		(931.26)	—		—		—
Compensation related to employee stock incentive plan, net of reversals (Note 23)	—		—		3,529.12		(3,529.12)		—		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan	—		—		—		353.86		—		—		—	—		—		353.86
Comprehensive income
Net income	—		—		—		—	Rs.	15,832.75		—		15,832.75	—		—		15,832.75
Other comprehensive income
Translation adjustments	—		—		—		—		29.69		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 59.59)	—		—		—		—		92.92		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net	—		—		—		—		(945.16)		—		—	—		—		—

Total other comprehensive income/ (loss)									(822.55)		(822.55)		—	—		—		(822.55)

Comprehensive income								Rs.	15,010.20

Balance as of March 31, 2005	1,407,141,044	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(7,893,060)	Rs.	(0.08)	Rs.	56,728.95

				Additional						Accumulated Other				Equity Shares held by a			Total
	Equity Shares			Paid in			Deferred Stock	Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital			Compensation	Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Cash dividends	—		—		—		—				—		(3,997.74)	—		—		(3,997.74)
Issuance of equity shares on exercise of options	18,613,223		32.58		4,671.40		—				—		—	—		—		4,703.98
Stock split effected in the form of stock dividend (Note 17)	—		1,411.79		(1,161.75)		—				—		(250.04)	—		—		—
Equity shares granted to employees by Trust	—		—		—		—				—		—	24,000		—		—
Reversals related to employee stock incentive plan, net of issuances (Note 23)	—		—		(330.49)		298.94				—		—	—		—		(31.55)
Amortization of compensation related to employee stock incentive plan	—		—		—		683.78				—		—	—		—		683.78
Excess income tax benefit related to employee stock incentive plan	—		—		69.34		—				—		—	—		—		69.34

Comprehensive income

Net income	—		—		—		—	Rs.	20,269.97		—		20,269.97	—		—		20,269.97

Other comprehensive income

Translation adjustments	—		—		—		—		19.97		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 114.94)	—		—		—		—		229.11		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net	—		—		—		—		88.53		—		—	—		—		—

Total other comprehensive income	—		—		—		—		337.61		337.61		—	—		—		337.61

Comprehensive income								Rs.	20,607.58

Balance as of March 31, 2006	1,425,754,267	Rs.	2,851.51	Rs.	16,521.07	Rs.	(2,202.42)			Rs.	433.70	Rs.	61,160.56	(7,869,060)	Rs.	(0.08)	Rs.	78,764.34

Balance as of March 31, 2006 ($)			$64.11		$371.43		$(49.51)				$9.75		$1,375.01			$—		$1,770.78

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended March 31,
	2004		2005		2006		2006
							Convenience
							translation into US$
Cash flows from operating activities:
Net income	Rs.	9,992.04	Rs.	15,832.75	Rs.	20,269.97	$455.71
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on sale of property, plant and equipment		(107.00)		(108.82)		(7.75)	(0.17)
Depreciation and amortization		2,280.08		2,578.25		3,195.03	71.83
Deferred tax charge/(benefit)		(76.22)		(83.05)		14.97	0.34
Unrealized exchange (gain) / loss		—		—		74.71	1.68
(Gain)/loss on sale of investment securities		2.07		—		(237.72)	(5.34)
Loss on direct issue of stock by subsidiary		206.00		206.58		—	—

Amortization of deferred stock compensation		44.87		353.86		662.37	14.89
Equity in losses/(earnings) of affiliates,		(95.99)		(158.08)		(287.97)	(6.47)
Minority interest		56.05		81.21		1.40	0.03
Changes in operating assets and liabilities:
Accounts receivable		(2,935.54)		(3,833.42)		(5,362.82)	(120.57)
Costs and earnings in excess of billings on contracts in progress		(640.87)		(639.81)		(1,596.41)	(35.89)
Inventories		11.31		(330.97)		(295.45)	(6.64)
Other assets		(877.76)		856.35		(2,215.06)	(49.80)
Accounts payable		267.70		980.64		28.23	0.63
Accrued expenses and employee costs		1,989.17		2,317.30		3,990.98	89.73
Advances from customers		65.76		316.89		336.62	7.57
Other liabilities		633.52		636.76		1,620.57	36.43

Net cash provided by operating activities		10,815.19		19,006.44		20,191.67	453.95

Cash flows from investing activities:
Expenditure on property, plant and equipment		(4,134.67)		(6,612.81)		(7,485.94)	(168.30)
Proceeds from sale of property, plant and equipment		122.83		322.00		113.25	2.55
Dividends received from affiliates		10.50		8.40		14.12	0.32
Purchase of investments in liquid and short-term mutual funds		(18546.15)		(70,698.67)		(58,706.63)	(1,319.84)
Proceeds from sale of investments in liquid and short-term mutual funds		7,894.99		66,383.54		52,043.18	1,170.04
Proceeds from sale and maturities of other investment securities		526.97		—		—	—
(Investments in)/redemption of inter-corporate deposits		285.80		—		(500.00)	(11.24)
Purchase of intangible assets		(50.00)		(280.54)		—	—
Payment for acquisitions, net of cash acquired		(458.25)		(617.99)		(2,777.03)	(62.43)

Net cash used in investing activities		(14,347.98)		(11,496.07)		(17,299.05)	(388.92)

Cash flows from financing activities:
Proceeds from issuance of equity shares		239.70		2,577.13		4,766.79	107.17
Proceeds from issuance of equity shares by a subsidiary		145.87		266.25		—	—
Proceeds from/(repayments of) short-term borrowing from banks, net		460.53		(405.08)		(196.06)	(4.41)
Repayment of long-term debt		(28.20)		—		(268.36)	(6.03)
Payment of cash dividends		(262.36)		(7,575.99)		(3,997.74)	(89.88)

Net cash provided by/(used in) financing activities		555.54		(5,137.69)		304.63	6.85

Net increase/(decrease) in cash and cash equivalents during the year		(2,977.25)		2,372.68		3,197.25	71.88
Effect of exchange rate changes on cash		(8.60)		0.92		(10.31)	(0.23)
Cash and cash equivalents at the beginning of the year		6,283.01		3,297.16		5,670.76	127.49

Cash and cash equivalents at the end of the year	Rs.	3,297.16	Rs.	5,670.76	Rs.	8,857.70	$199.14

Supplementary information:
Cash paid for interest	Rs.	35.07	Rs.	56.12	Rs.	34.95	$0.79
Cash paid for taxes		1,499.46		2,354.70		4,542.59	102.13
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Infrastructure Engineering Limited (formerly known as Wipro Fluid Power Limited), Wipro Healthcare IT Limited, Spectramind Inc., Wipro Consumer Care Limited, Wipro Shanghai Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, referred to as the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
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
     Functional currency and exchange rate translation. The functional currency of Wipro and its foreign subsidiaries is predominantly the Indian rupee. For certain foreign subsidiaries, the functional currency is their local currency. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/(losses) are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2006, have been translated into US dollars at the noon buying rate in New York City on March 31, 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 44.48. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.
     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development and related services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and

Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     The Company has adopted the guidance in EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
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
     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances.
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
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.
     The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Technology-based intangibles	5 years
Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 25 years

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
     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.
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
     The Company has adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.
     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Year ended March 31,
	2004		2005		2006
Net income, as reported	Rs.	9,992.04	Rs.	15,832.75	Rs.	20,269.97
Add: Stock—based employee compensation expense included in reported net income, net of tax effects		44.87		353.86		619.43
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(2,124.47)		(1,598.10)		(1,190.50)

Pro-forma net income	Rs.	7,912.44	Rs.	14,588.51	Rs.	19,698.90

Earnings per share: Basic
As reported		7.20		11.38		14.41
Pro-forma		5.70		10.49		14.01
Earnings per share: Diluted
As reported		7.20		11.29		14.24
Pro-forma		5.70		10.44		13.87
     There were no option grants during the year ended March 31, 2004. The Company has granted 11,376,196 and 55,500 options, at a nominal exercise price of Rs. 2 per share, during the years ended March 31, 2005 and 2006. Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The company does not apply the short-cut method to determine hedge effectiveness.
     The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
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
     Recent accounting pronouncement In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award. SFAS No.123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No.123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, “Acounting for Stock Based Compensation” (SFAS No. 123).

     The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS No.123R, the modified prospective transition method described above would be applied.
     SFAS No.123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No 96-18. “Accounting for Equity Instuments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.
     SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS No. 123R and related guidance in the implementation of SFAS No. 123R under Staff Accounting Bulletin (SAB) 107 on Share based payments from April 1, 2006.
     Upon adoption of SFAS No. 123R the company will record a cumulative catch-up adjustment to recognize the impact of adjusting compensation charge for estimated forfeitures.
     If the Company had amortized the stock-based employee compensation expense determined under the fair value method, the Company’s net income as reported for the years ended March 31, 2004, 2005 and 2006 would have been reduced by Rs. 2,079.60, Rs. 1,244.24 and Rs. 571.07, respectively as set out in the pro-forma disclosure above.
     The Company will adopt SFAS No. 123R from fiscal year beginning April 1, 2006, using the modified prospective method. As of March 31, 2006, unamortized costs determined based on the fair value approach described in SFAS No. 123 amounted to Rs. 2,364.96 which will be amortised over the weighted average period of approximately three years. The corresponding unamortized stock compensation cost determined under the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, amounted to Rs. 2,202.42.
     Reclassifications. In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend.
     3. Acquisitions
mPower Software Services Inc. and subsidiaries
     In December 2005, the Company acquired 100% equity of mPower Software Services Inc. and subsidiaries (MPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs.1,274.57. mPower Software Services Inc. is a US based Company engaged in providing IT services in the payments service sector.
     Wipro believes that through this acquisition, it will be able to expand its domain expertise in providing IT services to customers in payments processing sector and increase the addressable market. Further, a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing.
     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	185.23
Customer- related intangibles		356.96
Deferred tax liabilities		(124.94)
Goodwill		857.32

Total	Rs.	1,274.57

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, which is expected to be completed by June 2006, may result in certain adjustments to the above allocation.
BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
     On December 28, 2005, the Company acquired 100% equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration includes cash payment of Rs. 1,156.54 and an earn-out of Euro 26.70 million to be determined and paid in the future based on certain financial targets being achieved over a 3 year period. The Company has determined that a portion of this earn-out, up to a maximum of Euro 2.50 million that is linked to the continuing employment of one of the selling shareholders is compensatory in nature. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     Wipro believes that through this acquisition, it has acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables the Company to access over 20 customers in the product engineering services sector.
     The purchase price paid has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Net tangible assets	Rs.	307.15
Customer-related intangibles		146.52
Technology-related intangibles		66.60
Deferred tax liabilities		(53.28)
Goodwill		689.55

Total	Rs.	1,156.54

The purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation based on an independent third party appraisal, which is expected to be completed by June 2006, may result in certain adjustments to the above allocation.
4. Acquisition of Ownership Interest in a Subsidiary
     As more fully described in note 23, as of March 31, 2003, Wipro BPO had 9,329,762 employee stock options outstanding under the Wipro BPO option plan. In the year ended March 31, 2004, 4,178,294 options vested and were exercised. 3,339,279 options were exercised at a weighted-average exercise price of Rs. 29.41 per share and 839,015 options were exercised at a weighted-average exercise price of Rs. 57 per share.
     As a result of the option exercise, the Company’s ownership interest in Wipro BPO reduced from 100% to 93%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 206 million. In accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary.
     Similarly, during the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited. As the exercise price per option was less than the Company’s carrying value per share, the Company recorded the Rs. 206.58 million decline in the carrying value of ownership interest as a loss on direct issue of stock by subsidiary.
     The shares arising out of the option exercise are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.
     During the year ended March 31, 2005, the Company acquired 4,147,561 shares from the employees for an aggregate consideration of Rs. 617.99 million. The excess of consideration paid over the value of minority interest acquired amounting to Rs. 189.12 million has been recorded as goodwill.
     As a result of the above transactions, as of March 31, 2005, the Company’s ownership interest in Wipro BPO remained approximately at 93%. During the year ended March 31, 2006, the Company acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs. 852.00 million. The step-acquisition resulted in goodwill and intangibles of Rs. 304.14 million and Rs. 14.86 million respectively.
5.	Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2005 and 2006 comprise of cash, cash on deposit with banks and highly liquid investments.
6.	Accounts Receivable
     Accounts receivable as of March 31, 2005, and 2006 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2005		2006
Balance at the beginning of the year	Rs.	720.02	Rs.	846.54
Additional provision during the period, net of collections		151.89		275.24
Bad debts charged to provision		(25.37)		(6.00)

Balance at the end of the year	Rs.	846.54	Rs.	1,115.78

7.	Inventories
     Inventories consist of the following:

	As of March 31,
	2005		2006
Stores and spare parts	Rs.	179.27	Rs.	198.02
Raw materials and components		688.91		692.01
Work-in-process		212.51		288.73
Finished goods		688.47		885.85

	Rs.	1,769.16	Rs.	2,064.61

8.	Other Assets
     Other assets consist of the following:

	As of March 31,
	2005		2006
Prepaid expenses	Rs.	851.80	Rs.	1,182.07
Due from officers and employees		603.44		753.68
Advances to suppliers		227.10		467.19
Balances with statutory authorities		20.20		130.76
Deposits		888.62		1,388.89
Corporate Deposits		—		500.00
Advance income taxes		166.76		1,237.33
Derivative asset		379.69		338.11
Others		593.89		708.99

		3,731.50		6,707.02
Less: Current assets		(2,950.58)		(5,463.04)

	Rs.	780.92	Rs.	1,243.98

9. Investment Securities
     Investment securities consist of the following:

	As of March 31, 2005						As of March 31, 2006
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	22,794.72	Rs.	162.87	Rs.	22,957.59	Rs.	29,821.50	Rs.	506.92	Rs.	30,328.42

     Dividends from available-for-sale securities during the years ended March 31, 2005 and March 31, 2006 was Rs. 679.36 and Rs. 862.60, respectively and is included in other income.
10.	Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of March 31,
	2005		2006
Land	Rs.	1,206.85	Rs.	1,261.14
Buildings		3,980.05		4,590.53
Plant and machinery		10,308.62		12,474.35
Furniture, fixtures and equipment		2,494.39		2,996.87
Vehicles		1,053.28		1,324.31
Computer software for internal use		1,354.81		1,625.77
Capital work-in-progress		2,603.85		6,248.52

		23,001.85		30,521.48
Accumulated depreciation and amortization		(9,800.57)		(12,744.08)

	Rs.	13,201.28	Rs.	17,777.40

     Depreciation expense for the years ended March 31, 2004, 2005 and 2006, is Rs. 1,971.85, Rs. 2,437.96 and Rs. 3,101.23, respectively. This includes Rs. 203.66, Rs. 194.91 and Rs.205.93 as amortization of capitalized internal use software, during the years ended March 31, 2004, 2005 and 2006, respectively.
11.	Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2005						2006
	Gross carrying		Accumulated		Net		Gross carrying		Accumulated		Net
	amount		amortization				amount		Amortization
Technology-based intangibles	Rs.	34.30	Rs.	19.68	Rs.	14.62	Rs.	101.00	Rs.	34.07	Rs.	66.93
Customer-related intangibles		560.97		542.18		18.79		1,079.29		600.39		478.90
Marketing-related intangibles		382.43		52.73		329.70		382.43		73.93		308.50
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	978.65	Rs.	615.54	Rs.	363.11	Rs.	1,563.67	Rs.	709.34	Rs.	854.33

The estimated amortization expense for intangible assets is set out below:

Year ending March 31,	Amount

2007	Rs.	200.55
2008		187.19
2009		161.69
2010		81.20
2011		21.20
Thereafter		202.50

Total	Rs.	854.33

The movement in goodwill balance is given below:

	Year ended March 31,
	2005		2006
Balance at the beginning of the year	Rs.	5,368.70	Rs.	5,614.98
Goodwill relating to acquisitions (refer note 3 and 4)		206.72		1,851.01
Effect of translation adjustments		39.56		14.86

Balance at the end of the year	Rs.	5,614.98	Rs.	7,480.85

Goodwill as of March 31, 2005 and 2006 has been allocated to the following reportable segments:

	As of March 31,
Segment	2005		2006
Global IT Services and Products	Rs.	4,958.74	Rs.	6,724.39
India and AsiaPac IT Services and Products		656.24		756.46

Total	Rs.	5,614.98	Rs.	7,480.85

12.	Other Current Liabilities
     Other current liabilities consist of the following:

	As of March 31,
	2005		2006
Statutory dues payable	Rs.	1,484.20	Rs.	1,820.99
Taxes payable		19.67		610.54
Warranty obligations		361.08		664.86
Others		270.21		518.03

	Rs.	2,135.16	Rs.	3,614.42

The activity in warranty obligations is given below:

	Year ended March 31,
	2005		2006
Balance at the beginning of the year	Rs.	357.36	Rs.	361.08
Additional provision during the year		373.46		601.20
Reduction due to payments		(369.74)		(297.42)

Balance at the end of the year	Rs.	361.08	Rs.	664.86

Others include share application money pending allocation amounting to Rs. 62.81 million (2005- Rs. NIL).
13.	Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 518.06, Rs. 566.85 and Rs. 848.85 for the years ended March 31, 2004, 2005 and 2006, respectively.
Details of contractual payments under non-cancelable leases are given below:

Year ending March 31,
2007	Rs.	395.61
2008		379.15
2009		355.66
2010		327.54
2011		283.65
Thereafter		1,254.27

Total	Rs.	2,995.88

     Prepaid expenses as of March 31, 2005 and 2006 include Rs. 61.67 and Rs. 74.89 respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years and 90 years, respectively. The prepaid expense is being charged over the lease term.
14.	Investments in Affiliates
     Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE under the equity method. The carrying value of the investment in Wipro GE as of March 31, 2005 and 2006, was Rs. 582.41 and Rs. 841.57, respectively. The

Company’s equity in the income of Wipro GE for years ended March 31, 2005 and 2006 was Rs. 125.95 and Rs. 259.16, respectively.
     In March 2004 and 2005, Wipro GE had received tax demands aggregating Rs. 714.19, including interest, from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 respectively. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act 1961 (Act). Wipro GE has appealed against the said demands before the first appellate authority. Considering the facts and nature of disallowance and based on the opinion of the external legal counsel, Wipro GE believes that the final outcome of the dispute should be in favor of Wipro GE and will not have any material adverse effect on the financial position and overall trends in results of operations. Additionally, in March 2006, Wipro GE received intimation from the Indian income tax authorities for the financial year ended March 31, 2003, proposing transfer pricing adjustments (similar to the claims made for 2001 and 2002) resulting in additional tax demands of Rs. 421.46. Wipro GE has contested the proposed transfer pricing adjustments. Considering the facts and nature of adjustments proposed Wipro GE believes that the ultimate outcome of this intimation will not have any material adverse effect on the financial position and overall trends in results of operations.
     WeP Peripherals
     The Company has accounted for its 37.7% and 36.9% interest as of March 31, 2005 and 2006, respectively in WeP Peripherals under the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2005 and 2006 was Rs. 186.83 and Rs. 201.52 respectively. The Company’s equity in the income of WeP Peripherals for the years ended March 31, 2005 and 2006 was Rs. 32.13 and Rs. 28.81 respectively. During the years ended March 31, 2005 and 2006 the Company received dividends of Rs. 8.40 and Rs. 14.12, respectively from WeP Peripherals.

15.	Financial Instruments and Concentration of Risk
     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable for the years ended March 31, 2005 and 2006 and revenues for the years ended March 31, 2004, 2005 and 2006.
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2005	2006
Forward contracts
Sell	$855.70	$592.23
	£11.00	£4.00
Buy	$4.00

Net purchased options (sell)	—	$254.00
	—	£8.00

Net written options (sell)	$8.00	$6.00
	—	£5.00
     In connection with cash flow hedges, the Company has recorded Rs. 113.81, and Rs. 202.34 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005 and March 31, 2006, respectively.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the years ended March 31, 2005 and March 31, 2006.

	As of March 31,
	2005		2006
Balance as at the beginning of the year	Rs.	1,058.97	Rs.	113.81

Net gains reclassified into net income on occurrence of hedged transactions		(1,058.97)		(113.81)
Deferred cancellation gains/(losses) relating to roll-over hedging		(159.60)		—
Changes in fair value of effective portion of outstanding derivatives		273.41		202.34

Unrealized gain/(losses) on cash flow hedging derivatives, net		(945.16)		88.53

Balance as at the end of the year	Rs.	113.81	Rs.	202.34

     As of March 31, 2005 and 2006 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
16.	Borrowings from Banks
     The Company has an Indian line of credit of Rs. 2,000.00 and a US line of credit of $25.00 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 8.75% and 8.5% for the years ended March 31, 2005 and March

31, 2006 respectively. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.
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
     In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company issued 705,893,574 additional shares and has transferred an amount of Rs. 1,161.75 from additional paid in capital and Rs. 250.04 from retained earnings, to equity shares. The allocation between additional paid in capital and retained earnings is in line with the local statutory accounts. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. In accordance with the shareholder’s approval, capitalization of additional paid in capital and retained earnings aggregating Rs. 1,411.79 has been recorded in the year ended March 31, 2006.
18.	Equity Shares and Dividends
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
     In July 2005, the members of the company approved for increase in authorized capital of the Company from 750,000,000 to 1,650,000,000.
     Dividend is paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.
     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     The Company paid cash dividends of Rs. 262.36, Rs. 7,575.99 and Rs. 3,997.74 during the years ended March 31, 2004, 2005 and 2006. The dividends per share were Rs. 0.17, Rs. 4.84 and Rs. 2.50 during the years ended March 31, 2004, 2005 and 2006, respectively.
19.	Retained Earnings
     The Company’s retained earnings as of March 31, 2005 and 2006 include restricted retained earnings of Rs. 259.54 and Rs. 9.50, respectively, which are not distributable as dividends under Indian Company Laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.
     Retained earnings as of March 31, 2005 and 2006, also include Rs. 634.04 and Rs. 922.01 respectively, of undistributed earnings in equity of affiliates.

20.	Other Income, Net
     Other income consists of the following:

	Year ended March 31,
	2004		2005		2006
Interest income	Rs.	28.05	Rs.	35.79	Rs.	198.09
Interest expense		(35.07)		(56.12)		(34.95)
Dividend income		736.43		679.36		862.60
Gain/(loss) on sale of investment securities, net		(2.07)		35.59		237.72
Others		140.87		104.20		12.40

	Rs.	868.21	Rs.	798.82	Rs.	1,275.86

21. Shipping and Handling Costs
     Selling and marketing expenses for the years ended March 31, 2004, 2005 and 2006, include shipping and handling costs of Rs. 169.13, Rs. 356.96 and Rs. 555.37, respectively.
22.	Income Taxes
     Income taxes have been allocated as follows:

	Year ended March 31,
	2004		2005		2006
On net income	Rs.	1,611.39	Rs.	2,693.57	Rs.	3,264.73
On stockholders equity for:
Unrealized gains on investment securities, net		5.08		59.59		114.94

Total income taxes	Rs.	1,616.47	Rs.	2,753.16	Rs.	3,379.67

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2004		2005		2006
Current taxes
Domestic	Rs.	867.61	Rs.	1,642.97	Rs.	1,605.19
Foreign		820.00		1,133.65		1,644.57

	Rs.	1,687.61	Rs.	2,776.62	Rs.	3,249.76

Deferred taxes
Domestic		5.00		(70.45)		(7.82)
Foreign		(81.22)		(12.60)		22.79

		(76.22)		(83.05)		14.97

Total income tax expense	Rs.	1,611.39	Rs.	2,693.57	Rs.	3,264.73

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2004		2005		2006
Income before taxes and minority interest	Rs.	11,659.48	Rs.	18,607.53	Rs.	23,536.10
Enacted income tax rate in India		35.88%		36.59%		33.66%

Computed expected tax expense		4,182.84		6,808.50		7,922.25
Effect of:
Income exempt from tax		(3,002.98)		(4,836.12)		(5,322.48)
Basis differences that will reverse during the tax holiday period		77.66		245.03		291.24
Income taxed at higher rates in foreign jurisdiction		—		111.59		229.95
Loss on direct issue of stock by subsidiary		73.54		75.74		—
Amortization of deferred stock compensation		16.10		129.48		193.22
Changes in valuation allowances		—		69.41		29.40
Income taxes relating to prior years		274.02		122.23		(175.15)
Effect of change in tax rates		11.03		(9.62)		17.14
Expenses disallowed for tax purposes		—		—		111.37
Others, net		(20.82)		(22.67)		(32.21)

Total income tax expense	Rs.	1,611.39	Rs.	2,693.57	Rs.	3,264.73

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 2,925.32 and Rs. 2.11 per share for the year ended March 31, 2004, Rs. 4,836.12 and Rs. 3.48 per share for the year ended March 31, 2005 and Rs. 5,322.48 and Rs. 3.78 per share for the year ended March 31, 2006.
     The components of the net deferred tax asset are as follows:

	As of March 31,
	2005		2006
Deferred tax assets
Allowance for doubtful accounts	Rs.	134.08	Rs.	105.44
Accrued expenses and liabilities		202.19		224.28
Carry-forward capital losses		56.26		56.26
Carry-forward business losses		603.01		917.37
Others		70.53		60.91

Total gross deferred tax assets		1,066.07		1,364.26
Less: valuation allowance		(295.39)		(524.55)

Net deferred tax assets	Rs.	770.68	Rs.	839.71

Deferred tax liabilities
Property, plant and equipment	Rs.	96.15	Rs.	22.43
Intangible assets		24.75		202.01
Amortizable goodwill		42.40		63.60
Undistributed earnings of affiliates		96.39		153.49
Unrealized gains on investment securities, net		59.51		174.45

Total gross deferred tax liability		319.20		615.98

Net deferred tax assets	Rs.	451.48	Rs.	223.73

     Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as of March 31, 2006 will expire by the year ended March 31, 2009.
     In assessing the realizability of remaining deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards utilizable, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.
     Upon acquisition of Wipro Nervewire and New Logic, the Company was entitled to utilize tax benefits of Rs. 264.55 and Rs. 280.75 respectively, on pre-acquisition carry-forward business losses. Based on projections of future taxable income and tax planning strategies management believes that the Company will be able to realize tax benefits only to the extent of Rs. 155.06 on the pre-acquisition carry-forward losses. Consequently, the Company has recorded a valuation allowance for the remaining amount. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the respective acquisitions.

     The carry-forward business losses as of March 31, 2006, expire as follows:

Year ending March 31:
2013	Rs.	22.52
2020		71.97
2021		79.51
2022		43.04
2023		85.44
2024		409.44
2025		325.48
2027		778.10
Thereafter		1,181.13

	Rs.	2,996.63

     The increase in valuation allowance of Rs. 69.41 for the year ended March 31, 2005 is on account valuation allowance recognized primarily on operating losses of certain subsidiaries for the year ended March 31, 2005. The increase in valuation allowance of Rs. 229.16 for the year ended March 31, 2006 is on account of valuation allowance of Rs. 199.76 recognized on the deferred tax assets on pre-acquisition carry-forward business losses of New Logic and valuation allowance of Rs. 29.40 recognized on operating losses of certain subsidiaries for the year ended March 31, 2006.
     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2006, the US branch’s net assets amounted to approximately $130.00. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2006.
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
     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2004	2005	2006
Shares held at the beginning of the year	7,821,660	7,887,060	7,893,060
Shares granted to employees	—	—	(24,000)
Grants forfeited by employees	65,400	6,000	—

Shares held at the end of the year	7,887,060	7,893,060	7,869,060

     Deferred compensation related to these grants is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the years ended March 31, 2004, 2005 and 2006, was Rs. 44.87, Rs. 8.24 and Rs. 10.14 respectively.
     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the year	9,718,751	Rs.	171 – 181	Rs.	181	30 months
	13,278,120		309 – 421		311	38 months

Forfeited during the year	(478,974)		171 – 181		181	—
	(681,900)		309 – 421		309	—

Exercised during the year	(874,512)		171 – 181		181	—

Outstanding at the end of the year	8,365,265		171 – 181		181	18 months
	12,596,220		309 – 421		311	26 months

Exercisable at the end of the year	5,855,686		171 – 181		181	18 months
	5,669,802	Rs.	309 – 421	Rs.	311	26 months

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the year	8,365,265	Rs.	171 – 181	Rs.	181	18 months
	12,596,220		309 – 421		311	26 months

Forfeited during the year	(76,440)		171 – 181		181	—
	(600,138)		309 – 421		309	—

Exercised during the year	(4,086,872)		171 – 181		181	—
	(2,056,358)		309 – 421		309	—

Outstanding at the end of the year	4,201,953		171 – 181		181	6 months
	9,939,724		309 – 421		311	14 months

Exercisable at the end of the year	4,201,953		171 – 181		181	6 months
	6,959,606	Rs.	309 – 421	Rs.	311	14 months

	Year ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the year	4,201,953	Rs.	171 – 181	Rs.	181	6 months
	9,939,724		309 – 421		311	14 months

Forfeited during the year	(40)		171 – 181		181	—
	(224,530)		309 – 421		309	—

Exercised during the year	(4,110,491)		171 – 181		181	—
	(5,056,811)		309 – 421		310	—
Lapsed during the year	(91,422)		171 – 181		181	—

Outstanding at the end of the year	—		171 – 181		—	—
	4,658,383		309 – 421		312	3 months

Exercisable at the end of the year	—		171 – 181		—	—
	4,658,383	Rs.	309 – 421	Rs.	312	3 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.
Stock option activity under the 2000 Plan is as follows:

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	569,700	Rs.	172 – 255	Rs.	229	57 months
	33,116,886		264 – 396		266	59 months
	14,916,498		397 – 408		400	42 months

Forfeited during the year	(49,500)		172 – 255		221	—
	(1,966,560)		264 – 396		267	—
	(1,289,400)		397 – 408		400	—

Exercised during the year	(5,400)		172 – 255		209	—
	(15,270)		264 – 396		264	—

Outstanding at the end of the year	514,800		172 – 255		230	45 months
	31,135,056		264 – 396		266	47 months
	13,627,098		397 – 408		399	30 months

Exercisable at the end of the year	116,754		172 – 255		230	45 months
	12,377,106		264 – 396		266	47 months
	6,130,392	Rs.	397 – 408	Rs.	399	30 months

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	514,800	Rs.	172 – 255	Rs.	230	45 months
	31,135,056		264 – 396		266	47 months
	13,627,098		397 – 408		399	30 months

Forfeited during the year	(67,050)		172 – 255		231	—
	(1,892,582)		264 – 396		266	—
	(965,950)		397 – 408		400	—

Exercised during the year	(54,854)		172 – 255		226	—
	(3,061,976)		264 – 396		264	—

Outstanding at the end of the year	392,896		172 – 255		231	33 months
	26,180,498		264 – 396		267	35 months
	12,661,148		397 – 408		399	18 months

Exercisable at the end of the year	165,876		172 – 255		231	33 months
	15,729,818		264 – 396		267	35 months
	8,862,804	Rs.	397 – 408	Rs.	399	18 months

	Year ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	392,896	Rs.	172 – 255		231	33 months
	26,180,498		265 – 396		267	35 months
	12,661,148		397 – 458		399	18 months

Forfeited during the year	(18,000)		172 – 255		229	—
	(790,554)		265 – 396		267	—
	(831,625)		397 – 458		398	—

Exercised during the year	(82,320)		172 – 255		221	—
	(5,243,687)		265 – 396		266	—
	(1,929,556)		397 – 458		397	—

Outstanding at the end of the year	292,576		172 – 255		233	25 months
	20,146,257		265 – 396		267	23 months
	9,899,967		397 – 458		399	7 months

Exercisable at the end of the year	186,732		172 – 255		233	24 months
	16,165,662		265 – 396		267	26 months
	9,899,967	Rs.	397 – 458	Rs.	399	7 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.
Stock option activity under the 2000 ADS Plan is as follows:

	Year ended March 31, 2004
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	502,800	$3.46 – 5.01	$4.33	54 months
	3,699,300	5.82 – 6.90	6.44	45 months

Forfeited during the year	(40,200)	3.46 – 5.01	4.61	—
	(64,800)	5.82 – 6.90	6.64	—

Exercised during the year	(33,300)	3.46 – 5.01	4.15	—
	(242,478)	5.82 – 6.90	6.36	—

Outstanding at the end of the year	429,300	3.46 – 5.01	4.32	42 months
	3,392,022	5.82 – 6.90	6.39	33 months

Exercisable at the end of the year	107,328	3.46 – 5.01	4.32	42 months
	1,623,528	$5.82 – 6.90	$6.37	33 months

	Year ended March 31, 2005
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	429,300	$3.46 – 5.01	$4.32	42 months
	3,392,022	5.82 – 6.90	6.44	33 months

Forfeited during the year	(60,000)	5.82 – 6.90	6.53	—

Exercised during the year	(24,750)	3.46 – 5.01	3.77	—
	(1,301,322)	5.82 – 6.90	6.35	—

Outstanding at the end of the year	404,550	3.46 – 5.01	4.35	30 months
	2,030,700	5.82 – 6.90	6.50	21 months

Exercisable at the end of the year	197,956	3.46 – 5.01	4.37	30 months
	1,546,300	$5.82 – 6.90	$6.51	21 months

	Year ended March 31, 2006
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	404,550	$3.46 – 5.01	$4.35	30 months
	2,030,700	5.82 – 6.90	6.50	21 months

Forfeited during the year	(48,000)	3.46 – 5.01	4.00	—
	(180,000)	5.82 – 6.90	6.07	—

Exercised during the year	(117,650)	3.46 – 5.01	4.45
	(641,858)	5.82 – 6.90	6.53	—

Outstanding at the end of the year	238,900	3.46 – 5.01	4.38	19 months
	1,208,842	5.82 – 6.90	6.50	12 months

Exercisable at the end of the year	176,938	3.46 – 5.01	4.33	19 months
	911,621	$5.82 – 6.90	$6.45	12 months

     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
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
     Stock option activity under WRSUP 2004 plan is as follows:

	Year ended March 31, 2005
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the year	—	Rs.	—	—

Granted during the year	9,792,596		2	72 months

Forfeited during the year	(272,940)		2	—

Outstanding at the end of the year	9,519,656		2	66 months

Exercisable at the end of the year	—	Rs.	—	—

	Year ended March 31, 2006
				Weighted-
				average
				remaining
	Shares arising out			contractual life
	of options	Exercise price		(months)
Outstanding at the beginning of the year	9,519,656	Rs.	2	66 months

Granted during the year	55,500		2	72 months
Forfeited during the year	(694,572)		2	—
Exercised during the year	(1,282,410)		2	—

Outstanding at the end of the year	7,598,174		2	54 months

Exercisable at the end of the year	518,321	Rs.	2	54 months

     Stock option activity under WARSUP 2004 plan is as follows:

	Year ended March 31, 2005
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	—	$—	—

Granted during the year	1,583,600	0.04	72 months
Forfeited during the year	(47,500)	0.04	—

Outstanding at the end of the year	1,536,100	0.04	60 months

Exercisable at the end of the year	—	$—	—

	Year ended March 31, 2006
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	1,536,100	$0.04	66 months

Exercised during the year	(148,440)	0.04	—
Forfeited during the year	(386,940)	0.04	—

Outstanding at the end of the year	1,000,720	0.04	54 months

Exercisable at the end of the year	116,400	$0.04	54 months

     Restricted Stock Unit Plan 2005: In July 2005, the Company established a new option plan titled Wipro employee Restricted Stock Unit Plan 2005. The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares). The Company has not granted any options under this plan.
     During the year ended March 31, 2005 and March 31, 2006 the Company has amortized Rs. 345.62 and Rs. 652.23 of deferred compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,		Year ended March 31,
	2005		2006
Cost of revenues	Rs.	238.27	Rs.	437.20
Selling and marketing expenses		49.20		75.16
General and administrative expenses		58.15		139.87

	Rs.	345.62	Rs.	652.23

     Wipro BPO Option Plan (Wipro BPO Plan). Prior to its acquisition by the Company, Wipro BPO had established the Wipro BPO Plan. Employees covered by the Wipro BPO Plan were granted options to purchase shares of Wipro BPO.
     Stock option activity under the Wipro BPO Plan is as follows:

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out of	Range of		Weighted- average		contractual life
	options	exercise prices		exercise price		(months)
Outstanding at the beginning of the year	181,907	Rs.	1 – 13	Rs.	2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months

Forfeited during the year	(405,737)		57		57	—
Exercised during the year	(181,907)		1 – 13		8	—
	(3,157,372)		31		31	—
	(839,015)		57		57	—

Outstanding at the end of the year	4,745,731	Rs.	57	Rs.	57	10 months

Exercisable at the end of the year	—		—		—	—

	Year ended March 31, 2005
						Weighted- average
						remaining
	Shares arising out of	Range of		Weighted- average		contractual life
	options	exercise prices		exercise price		(months)
Outstanding at the beginning of the year	4,745,731	Rs.	57	Rs.	57	10 months

Forfeited during the year	(108,356)		57		57	—
Exercised during the year	(4,637,375)		57		57	—

Outstanding at the end of the year	—	Rs.	—	Rs.	—	—

     Shares arising from the exercise of employee stock options are covered by a share purchase arrangement that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting. In April 2005, the shares have been repurchased by the Company at fair value pursuant to this share purchase agreement.
24.	Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2004		2005		2006
Earnings
Net income	Rs.	9,992.04	Rs.	15,832.75	Rs.	20,269.97
Effect of dilutive instruments of subsidiary		—		(27.97)		—

Net income (adjusted for full dilution)	Rs.	9,992.04	Rs.	15,804.78	Rs.	20,269.97

Equity shares
Weighted average number of equity shares outstanding		1,387,740,780		1,391,554,372		1,406,505,974
Effect of dilutive equivalent shares-stock options		1,349,862		8,292,410		17,173,256

Weighted average number of equity shares and equivalent shares outstanding		1,389,090,642		1,399,846,782		1,423,679,230

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
     Options to purchase 57,358,374, 12,661,148 and Nil equity shares were outstanding during the year ended March 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

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

	As of March 31,
	2005		2006
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	115.04	Rs.	131.47
Service cost		8.07		7.73
Interest cost		7.47		9.95
Benefits paid		(12.12)		(6.74)
Actuarial loss/(gain)		13.01		7.71

PBO at the end of the year		131.47		150.12

Change in plan assets
Fair value of plan assets at the beginning of the year		32.53		124.32
Actual return on plan assets		4.83		8.94
Employer contributions		99.08		2.07
Benefits paid		(12.12)		(6.74)

Plan assets at the end of the year		124.32		128.59

Funded status		(7.15)		(21.53)

Unrecognized actuarial loss/(gain)		59.71		55.53
Unrecognized transition obligation		3.46		2.43
Unrecognized actuarial cost		5.19		4.00

Prepaid benefit	Rs.	61.21	Rs.	40.43

     Net gratuity cost for the years ended March 31, 2004, 2005 and 2006 included:

	Year ended March 31,
	2004		2005		2006
Service cost	Rs.	5.92	Rs.	8.07	Rs.	7.73
Interest cost		4.53		7.47		9.95
Expected return on assets		(2.22)		(1.96)		(2.02)
Amortization of transition liabilities		2.05		5.84		7.19

Net gratuity cost	Rs.	10.28	Rs.	19.42	Rs.	22.85

     The weighted average actuarial assumptions used to determine benefit obligations and net periodic gratuity cost are:

	Year ended March 31,
	2004	2005	2006

Discount rate	7%	8%	8%
Rate of increase in compensation levels	7%	7%	7%
Rate of return on plan assets	7%	7%	7%
     The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss/ (gain) are amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.
     Accumulated benefit obligation was Rs. 95.62 and Rs. 110.30 as of March 31, 2005 and 2006 respectively.

Expected contribution to the fund during the year ending March 31, 2007	Rs.	12.73

Expected benefit payments from the fund during the year ending March 31:
2007		17.11
2008		15.79
2009		17.74
2010		16.19
2011		16.44
Thereafter		86.83

Total	Rs.	170.10

     The expected benefits are based on the same assumptions used to measure the company’s benefit obligations as of March 31, 2006.
     The Company estimates the long term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held by LIC.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the employees of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. From April 1, 2005, the Company discontinued superannuation contributions for certain category of employees and paid such contribution amounts as cash compensation to the employees. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Government mandates the annual yield to be provided to the employees on their corpus. The Company has an obligation to make good the shortfall, if any, between the yield on the investments of trust and the yield mandated by the Government.
     The Company contributed Rs. 715.63, Rs. 995.93 and Rs. 695.65 to various defined contribution and benefit plans during the years ended March 31, 2004, 2005 and 2006 respectively.
26.	Related Party Transactions
     The Company has the following transactions with related parties:

	Year ended March 31,
	2004		2005		2006

Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	116.49	Rs.	111.68	Rs.	114.01
Rent, travel and related expenses		—		1.61		—
Purchase of software		—		0.45		—

WeP Peripherals:
Revenues from sale of computer equipment and services		8.00		10.48		19.67
Fees received for usage of trade mark		22.04		—		—
Payment for services		4.05		7.50		2.37
Purchase of printers		79.89		176.79		118.88

Azim Premji Foundation (entity controlled by Directors of the Company):
Revenues from sale of computer equipment and services		1.97		6.71		3.64

Principal shareholder:
Payment of lease rentals		1.43		1.13		1.13
     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet:

	As of March 31,
	2005		2006
Wipro GE	Rs.	20.94	Rs.	51.70
WeP Peripherals		1.90		4.19
Azim Premji Foundation		6.71		0.04

	Rs.	29.55	Rs.	55.93

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of March 31,
	2005		2006
WeP Peripherals	Rs.	—	Rs.	38.85

	Rs.	—	Rs.	38.85

27.	Sale of accounts receivables/employee advances
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
     During the years ended March 31, 2004, 2005 and 2006, the Company transferred financial assets of Rs. 270.00, Rs. 737.80 and Rs. 258.67 respectively, under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in loss of Rs. 42.20, Rs. 42.03 and Rs. 9.28 for the years ended March 31, 2004, 2005 and 2006 respectively, which is included in general and administrative expense. As at March 31, 2006, the maximum amount of recourse obligation in respect of the transferred financial assets is Rs. 20.40.
28.	Commitments and Contingencies
     Capital commitments. As of March 31, 2005 and 2006, the Company had committed to spend approximately Rs. 1,180.80 and Rs. 1,714.22 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2006, the Company has met all commitments required under the plan.
     As of March 31, 2005 and 2006, the Company had contractual obligations to spend approximately Rs. 1,203 and Rs. 1,946 respectively; under purchase obligations which include commitments to purchase goods or services of either a fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2005 and 2006, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 2,243.12 and Rs. 2,941.20 respectively, as part of the bank line of credit.
     Contingencies and lawsuits. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001 and 2002 aggregating to Rs. 5,231.72. The tax demands were primarily on account of denial of deduction claimed by the Company under Section 10A of the Indian Income Tax Act 1961 (Act), in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against the demands. In March 2006, the first income tax appellate authority substantially upheld the deductions claimed by the Company under Section 10A of the Act, which will vacate a substantial portion of the demands for these years.

     In March 2006, the Company received additional tax demand on similar grounds as 2001 and 2002, for the financial year ended March 31, 2003 aggregating Rs 2,868.77 (including interest of Rs.750.38). The Company will file an appeal against the demand for the year ended March 31, 2003, within the prescribed statutory time. Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial year ended March 31, 2001 and 2002, the Company believes that the final outcome of the dispute should be in favor of the Company and there should not be any material impact on the financial statements.
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
29.	Segment Information
     The Company is currently organized by the following segments: (a) Global IT Services and Products (comprising of IT Services and BPO Services segments) (b) India and AsiaPac IT Services and Products (c) Consumer Care and Lighting and (d) ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segment. Return on capital employed is calculated as earnings from continuing operations before interest expenses, tax and minority interests divided by the average of the capital employed at the beginning and at the end of the year.
     Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment. Pursuant to this reorganization, the Company identified new operating segments. Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s new reportable segments. Consequently, IT Services and BPO services now qualify as reportable segments. Segment data for previous periods have been reclassified to conform to the current period presentation.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     In December 2005, the Company acquired MPower, a company engaged in providing IT services to the payments processing sector and New Logic, a European system-on-chip design company. The operations of MPower and New Logic, which are a component of IT Services and Products, are currently reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’. The Company intends to include all acquisitions made within 2 to 4 quarters preceding the reporting date within ‘Acquisitions’.
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
     Information on reportable segments is as follows:

	Year ended March 31, 2004
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	39,162.27	Rs.	4,303.07	Rs.	43,465.34	Rs.	9,413.26	Rs.	3,567.44	Rs.	1,987.32	Rs.	—	Rs.	58,433.36
Exchange rate fluctuations		249.45		60.27		309.72		32.19		0.05		(2.40)		(339.56)		—

Total revenues		39,411.72		4,363.34		43,775.06		9,445.45		3,567.49		1,984.92		(339.56)		58,433.36
Cost of revenues		(25,047.34)		(2,883.75)		(27,931.09)		(7,303.53)		(2,354.82)		(1,410.50)		—		(38,999.94)
Selling and marketing expenses		(3,418.08)		(102.00)		(3,520.08)		(919.04)		(595.78)		(218.34)		(25.15)		(5,278.39)
General and administrative expenses		(2,125.81)		(366.91)		(2,492.72)		(492.52)		(72.16)		(48.05)		(66.23)		(3,171.68)
Research and development expenses		(232.05)		—		(232.05)		—		—		—		—		(232.05)
Amortization of intangible assets .		(83.54)		(216.00)		(299.54)		—		(8.69)		—		—		(308.23)
Exchange rate fluctuations		—				—		—		—		—		377.56		377.56

Others, net		0.17		0.36		0.53		31.10		10.28		(0.30)		39.04		80.65

Operating income of segment (1)	Rs.	8,505.07	Rs.	795.04	Rs.	9,300.11	Rs.	761.46	Rs.	546.32	Rs.	307.73	Rs.	(14.34)	Rs.	10,901.28

Total assets of segment (3)	Rs.	21,962.15	Rs.	6,647.85	Rs.	28,610.00	Rs.	5,257.11	Rs.	1,199.67	Rs.	1,643.83	Rs.	21,027.70	Rs.	57,738.31
Capital employed (3)		16,896.30		6,287.57		23,183.87		2,113.27		622.19		1,195.78		20,625.61		47,740.72
Return on capital employed (2),(3)						44%		49%		85%		—		—		—
Accounts receivable		6,997.09		661.22		7,658.31		2,688.38		227.38		398.87		—		10,972.94
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,471.98		126.94		2,598.92		168.24		167.30		502.94		18,338.81		21,776.21
Depreciation		1,307.11		379.39		1,686.50		131.81		67.36		38.28		47.90		1,971.85

	Year ended March 31, 2005
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	54,236.07	Rs.	6,477.15	Rs.	60,713.22	Rs.	13,403.17	Rs.	4,555.38	Rs.	2,680.73	Rs.	—	Rs.	81,352.50

Exchange rate fluctuations		20.01		(44.12)		(24.11)		(8.62)		(0.23)		(6.74)		39.70		—

Total revenues		54,256.08		6,433.03		60,689.11		13,394.55		4,555.15		2,673.99		39.70		81,352.50
Cost of revenues		(33,780.07)		(4,740.25)		(38,520.32)		(10,494.17)		(2,926.22)		(1,914.06)		—		(53,854.77)
Selling and marketing expenses		(3,121.70)		(101.77)		(3,223.47)		(1,150.26)		(876.68)		(184.10)		(31.75)		(5,466.26)
General and administrative expenses		(2,225.94)		(513.16)		(2,739.10)		(787.66)		(82.26)		(126.93)		(7.65)		(3,743.60)
Research and development expenses		(273.54)		—		(273.54)		—		—		—		—		(273.54)
Amortization of intangible assets		(52.00)		(70.00)		(122.00)		—		(18.29)		—		—		(140.29)
Exchange rate fluctuations		—		—		—		—		—		—		(92.12)		(92.12)
Others, net		14.56		—		14.56		7.21		19.11		17.54		16.87		75.29

Operating income of segment (1)	Rs.	14,817.39	Rs.	1,007.85	Rs.	15,825.24	Rs.	969.67	Rs.	670.81	Rs.	466.44	Rs.	(74.95)	Rs.	17,857.21

Total assets of segment (3)	Rs.	29,297.05	Rs.	8,747.54	Rs.	38,044.59	Rs.	5,676.32	Rs.	1,670.62	Rs.	1,948.26	Rs.	24,735.32	Rs.	72,075.11
Capital employed (3)		21,289.71		8,122.14		29,411.85		1,594.54		936.44		1,403.21		24,479.91		57,825.95
Return on capital employed (2),(3)		78%		14%		60%		52%		86%
Accounts receivable		10,765.92		977.11		11,743.03		2,292.42		263.66		507.25		—		14,806.36
Cash and cash equivalents and investments in liquid and short-term mutual funds		3,877.87		1,519.93		5,397.80		101.85		142.63		493.40		22,492.67		28,628.35
Depreciation		1,666.79		515.74		2,182.53		93.32		65.54		47.90		48.67		2,437.96

	Year ended March 31, 2006
	Global IT Services and Products
	IT Services		Acquisitions		BPO Services		Total
Revenues	Rs.	72,591.13	Rs.	470.20	Rs.	7,664.23	Rs.	80,725.56
Exchange rate fluctuations		(172.15)		(1.88)		(37.78)		(211.81)

Total revenues		72,418.98		468.32		7,626.45		80,513.75
Cost of revenues		(46,605.98)		(380.15)		(5,809.54)		(52,795.67)
Selling and marketing expenses		(3,863.85)		(28.92)		(49.45)		(3,942.22)
General and administrative expenses		(3,345.48)		(47.01)		(751.52)		(4,144.01)
Research and development expenses		(202.26)		—		—		(202.26)
Amortization of intangible assets		(8.00)		(17.76)		(4.94)		(30.70)
Exchange rate fluctuations		—		—		—		—
Others, net		7.09		3.47		—		10.56

Operating income of segment (1)	Rs.	18,400.50	Rs.	(2.05)	Rs.	1,011.00	Rs.	19,409.45

Total assets of segment (3)	Rs.	40,062.66	Rs.	3,341.01	Rs.	11,426.57	Rs.	54,830.24
Capital employed (3)		27,777.90		3,049.94		10,337.07		41,164.91
Return on capital employed (2),(3)		75%				11%		55%
Accounts receivable		14,674.20		432.35		849.12		15,955.67
Cash and cash equivalents and investments in liquid and short-term mutual funds		5,000.57		245.69		4,097.57		9,343.83
Depreciation		2,128.92		59.41		623.80		2,812.13

	Year ended March 31, 2006
	India and AsiaPac
	IT Services and		Consumer Care				Reconciling
	Products		and Lighting		Others		Items		Entity Total
Revenues	Rs.	16,477.08	Rs.	5,625.04	Rs.	3,279.20	Rs.	—	Rs.	106,106.88
Exchange rate fluctuations		(2.34)		0.20		5.38		208.57		—

Total revenues		16,474.74		5,625.24		3,284.58		208.57		106,106.88
Cost of revenues		(12,834.70)		(3,556.43)		(2,459.93)		—		(71,646.73)
Selling and marketing expenses		(1,391.59)		(1,160.42)		(236.26)		(33.86)		(6,764.35)
General and administrative expenses		(841.24)		(102.22)		(112.02)		(39.48)		(5,238.97)
Research and development expenses		—		—		—		—		(202.26)
Amortization of intangible assets		(12.00)		(21.25)		—		—		(63.95)
Exchange rate fluctuations		—		—		—		(288.49)		(288.49)
Others, net		9.27		13.21		11.11		25.99		70.14

Operating income of segment (1)	Rs.	1,404.48	Rs.	798.13	Rs.	487.48	Rs.	(127.27)	Rs.	21,972.27

Total assets of segment (3)	Rs.	7,671.46	Rs.	2,344.75	Rs.	2,410.94	Rs.	33,136.39	Rs.	100,393.78
Capital employed (3)		2,473.26		1,309.70		1,790.09		32,730.93		79,468.89
Return on capital employed (2),(3)		69%		71%
Accounts receivable		3,350.62		563.75		723.07		—		20,593.11
Cash and cash equivalents and investments in liquid and short-term mutual funds		240.81		178.03		367.89		29,055.56		39,186.12
Depreciation		117.05		81.73		58.87		31.45		3,101.23

(1)	Operating income of segments given below is after amortization of deferred stock compensation cost arising from the grant of options :

Segments	2004	2005	2006
IT Services	Rs 44.87	Rs 297.55	Rs.	539.71
BPO Services	—	12.62		22.77
India and AsiaPac IT Services and Products	—	19.02		39.64
Consumer Care and Lighting	—	5.84		9.02
Others	—	4.49		16.63
Reconciling Items	—	14.34		35.10
(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the year.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656.24 as of March 31, 2003, 2004 and 2005 has been reported as a component of reconciling items.
The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2004		2005		2006
India	Rs.	14,782.65	Rs.	19,349.64	Rs.	21,803.91
United States		30,868.82		41,811.59		53,481.07
Europe		10,458.73		16,602.35		24,310.22
Rest of the world		2,323.16		3,588.92		6,511.68

	Rs.	58,433.36	Rs.	81,352.50	Rs.	106,106.88

30.	Fair Value of Financial Instruments
     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 19. Exhibits

Exhibit
Number	Description

1.1	Articles of Association of Wipro Limited, as amended (1)

1.2	Memorandum of Association of Wipro Limited, as amended (1)

1.3	Certificate of Incorporation of Wipro Limited, as amended (1)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1)

4.2	2000 Employee Stock Option Plan (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005

11.1	Code of Ethics for Principal and Finance Officers (2)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Wipro’s Ombudsprocess (2)

99.2	Code of Business Conduct and Ethics (5)

99.3	Audit Committee Charter (5)

99.4	Board Governance and Compensation Committee Charter

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: June 22, 2006	Azim H. Premji,	Suresh C. Senapaty,
	Chairman and Managing Director	Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Association of Wipro Limited, as amended (1)

1.2	Memorandum of Association of Wipro Limited, as amended (1)

1.3	Certificate of Incorporation of Wipro Limited, as amended (1)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1)

4.2	2000 Employee Stock Option Plan (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005

11.1	Code of Ethics for Principal and Finance Officers (2)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Wipro’s Ombudsprocess (2)

99.2	Code of Business Conduct and Ethics (5)

99.3	Audit Committee Charter (5)

99.4	Board Governance and Compensation Committee Charter

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.