Form 20-F
period 2007-03-31
WIPRO LTD
filed 2007-05-30
CIK 1123799

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2007

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
Not Applicable

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,458,999,650 Equity Shares.
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

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. unless otherwise stated. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 30, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.10 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
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
          Not applicable

          Item 3. Key Information
Summary of Selected Consolidated Financial Data
          The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2007 and selected consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 in Indian rupees have been derived from our audited consolidated financial statements and related notes except for cash dividend per equity share, which have been prepared and presented in accordance with U.S. GAAP.
(In millions, except per equity share data)

	Year ended March 31,
	2003		2004		2005		2006		2007		2007
											Convenience
											translation into
											US$
Consolidated statements of income data:
Revenues:
Global IT Services and Products
IT Services and Products	Rs.	28,623	Rs.	39,102	Rs.	54,280	Rs.	73,061	Rs.	101,509	$2,355
BPO Services		1,644		4,363		6,433		7,664		9,413	219
India and AsiaPac IT Services and Products
Services		2,240		3,109		4,709		6,097		8,369	194
Products		5,801		6,305		8,694		10,380		15,519	360
Consumer Care and Lighting		2,942		3,567		4,555		5,625		7,558	175
Others		1,599		1,987		2,681		3,279		7,063	164

Total		42,849		58,433		81,353		106,107		149,431	3,467

Cost of revenues:
Global IT Services and Products
IT Services and Products		16,763		25,047		33,780		46,986		66,818	1,550
BPO Services		975		2,884		4,740		5,810		6,173	143
India and AsiaPac IT Services and Products
Services		1,187		1,661		2,679		3,549		4,612	107
Products		5,100		5,643		7,815		9,286		13,943	324
Consumer Care and Lighting		2,008		2,355		2,926		3,556		4,905	114
Others		1,143		1,410		1,914		2,460		5,749	133

Total		27,176		39,000		53,855		71,647		102,200	2,371

Gross profit		15,673		19,433		27,498		34,460		47,231	1,096
Operating expenses:
Selling and marketing expenses		(2,916)		(5,278)		(5,466)		(6,764)		(9,173)	(213)
General and administrative expenses		(3,277)		(3,172)		(3,744)		(5,239)		(7,639)	(177)
Amortization of intangible assets		(166)		(308)		(140)		(64)		(269)	(6)
Other operating income/ (expenses)		172		226		(291)		(421)		(282)	(7)

Operating income		9,486		10,901		17,857		21,972		29,868	693
Gain/ (loss) on sale of stock by affiliates, including direct issue of stock by affiliate		—		(206)		(207)		—		—	—
Other income/ (expense), (net)		718		868		800		1276		2,667	62
Equity in earnings of affiliates		(355)		96		158		288		318	7

Income before taxes, minority interest and cumulative effect of changes in accounting policy		9,849		11,659		18,608		23,536		32,853	762
Income taxes		(1,342)		(1,611)		(2,694)		(3,265)		(3,723)	(86)
Minority interest (1)		(30)		(56)		(81)		(1)		—	—

Income before cumulative effect of change in accounting principle		8,477		9,992		15,833		20,270		29,130	676
Cumulative effect of change in accounting principle		—		—		—		—		39	1

Income from discontinued operations		(378)		—		—		—		—	—
Net income	Rs.	8,099	Rs.	9,992	Rs.	15,833	Rs.	20,270	Rs.	29,169	$677

Earnings per share from continuing operations:

	Year ended March 31,
	2003		2004		2005		2006		2007		2007
											Convenience
											translation into
											US$
Basic
Income before cumulative effect of change in accounting principle		6.11		7.20		11.38		14.41		20.42	0.47
Cumulative effect of change in accounting principle		—		—		—		—		0.03	0.00
Net income		6.11		7.20		11.38		14.41		20.45	0.47

Diluted
Income before cumulative effect of change in accounting principle		6.10		7.20		11.29		14.24		20.17	0.47
Cumulative effect of change in accounting principle		—		—		—		—		0.03	0.00
Net income		6.10		7.20		11.29		14.24		20.20	0.47

Cash dividend per equity share		0.17		0.17		4.84		2.50		10	0.23
Additional data:
Revenue by segment
IT Services and Products	Rs.	28,949	Rs.	39,412	Rs.	54,256	Rs.	72,888	Rs.	101,353	$2,351
BPO Services		1,644		4,363		6,433		7,626		9,389	218
Global IT Services and Products	Rs.	30,593	Rs.	43,775	Rs.	60,689	Rs.	80,514	Rs.	110,742	$2,569
India and AsiaPac IT Services and Products		8,046		9,445		13,395		16,475		23,863	554
Consumer Care and Lighting		2,942		3,567		4,555		5,625		7,563	175
Others		1,268		1,646		2,714		3,493		7,263	169

Total	Rs.	42,849	Rs.	58,433	Rs.	81,353	Rs.	106,107	Rs.	149,431	$3,467

Operating income by segment
IT Services and Products	Rs.	8,034	Rs.	8,505	Rs.	14,817	Rs.	18,398	Rs.	24,399	$566
BPO Services		247		795		1,008		1,011		2,129	50
Global IT Services and Products	Rs.	8,281	Rs.	9,300	Rs.	15,825	Rs.	19,409	Rs.	26,528	$616
India and AsiaPac IT Services and Products		539		761		970		1,405		2,039	47
Consumer Care and Lighting		422		546		671		798		1,069	25
Others		256		308		466		487		433	10
Reconciling items		(12)		(14)		(75)		(127)		(201)	(5)

Total	Rs.	9,486	Rs.	10,901	Rs.	17,857	Rs.	21,972	Rs.	29,868	$693

Consolidated Balance Sheet Data:
Cash and cash equivalents	Rs.	6,283	Rs.	3,297	Rs.	5,671	Rs.	8,858	Rs.	12,412	$288
Restricted cash		—		—		—		—		7,238	168
Investments in liquid and short-term mutual funds		7,813		18,479		22,958		30,315		32,410	752
Working capital (2)		21,473		30,649		36,449		50,691		58,575	1,359
Total assets		42,781		57,738		72,075		102,827		146,102	3,390
Total debt		537		969		564		705		3,781	88
Total stockholders equity		35,431		46,364		56,729		78,764		101,468	2,354

Notes:

1.	Minority interest represents the share of minority in the profits of Wipro BPO Solutions Limited (formerly Wipro Spectramind Services Limited) and Wipro Healthcare IT Limited. The minority interest in Wipro Healthcare IT Limited was acquired in the year ended March 31, 2003. The minority interest in Wipro BPO was acquired in the year ended March 31, 2006.

2.	Working capital equals current assets less current liabilities.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2007	Rs.	43.10	Rs.	45.06	Rs.	46.83	Rs.	42.78
2006		44.48		44.21		46.26		43.05
2005		43.62		44.87		46.45		43.27
2004		43.40		45.78		47.46		43.40
2003		47.53		48.36		49.07		47.53
          On May 29, 2007, the noon buying in the City of New York as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 40.19.
          The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2007	43.05	40.56
March 2007	44.43	42.78
February 2007	44.21	43.87
January 2007	44.49	44.07
December 2006	44.70	44.11
November 2006	45.26	44.46
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
          Approximately 53% of our total operating expenses in our IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
     Our net income increased 44% in the year ended March 31, 2007, as compared to the year ended March 31, 2006. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

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
          Changes in government policies also affect our ability to hire, attract and retain personnel. For instance, the Finance Bill, 2007 seeks to impose a fringe benefit tax (FBT) on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The FBT could act as deterrent on our ability to use stock option grants to attract, hire and retain qualified personnel.
          Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.
          Approximately 73% of our revenues are earned in major currencies of the world while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
          An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.
          Approximately 66% of our Global IT Services and Products revenue is from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.
          Our Global IT Services and Products service revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
          We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2005, March 31, 2006 and March 31, 2007, accounted for 4%, 3% and 3% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 27%, 27% and 25% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

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
          If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.
          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services (USCIS) may approve in any government fiscal year. The U.S. Citizenship and Immigration Services have limited the number of H-1B visas that may be granted as of the 2005 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
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
          The USCIS announced on April 3, 2007, the second day that the window was open for receipt of H-1 B visa petitions, for fiscal 2008, that it had received enough H-1 B visa petitions (approximately 150,000) to meet the congressionally mandated cap for fiscal 2008. For all petitions received on April 2, 2007 and April 3, 2007, USCIS will use a random computer-generated selection process to select the applications. In this random selection process we may not obtain adequate H1-B visas and this could hamper our growth.
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
          Approximately 35% of our IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
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
          As of March 31, 2007, we had contractual commitments of approximately Rs. 3,432 million ($ 80 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
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
          The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
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
          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in November 2006, we acquired 100% of the equity of Hydrauto Group AB (Hydrauto), a company engaged in the production, marketing and development of customized hydraulic cylinders solutions for mobile applications such as mobile cranes, excavator, dumpers and trucks. Also in November 2006, we acquired 100% of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions, and managed services. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans.
          Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations
          In the United States, despite economic recovery, unemployment levels have not declined significantly from pre-economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the United States. Legislation has been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.

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
          In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2007, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.
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
          Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, increase in proportion of employees with lower experience or source talent from other low cost locations, like Eastern Europe, China or South-East Asia, wage increases in the long term may reduce our profit margins.
          We would realize lower tax benefits if the special tax holiday scheme for units set up in special economic zones is substantially modified
          The Government of India introduced a separate tax holiday scheme for units set up in special economic zones. Under this scheme, units in designated special economic zones which began providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years.
          Recently there have been demands by legislators and various political parties in India that the Government of India should actively regulate the development of special economic zones by private entities. There have been demands to impose strict conditions which need to be complied with before an economic zone developed by a private entity is designated as special economic zone. If such regulations or conditions are imposed it would adversely impact our ability to set up new units in such designated special economic zones and avail ourselves of tax benefits.
          Our net income would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives
          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.
          The Finance Bill, 2007 has proposed to include income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, would be 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next five years. Although MAT paid by us can be set off against our future income tax liability, our cash flows could be adversely affected.
          Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries are high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
          Political instability in the Indian Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.
          Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State Governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in May 2004. The ruling coalition Government, which has over the last several years pushed significant economic reforms, was voted out of power and a new coalition Government has come to the helm. The current Government has announced policies and taken initiatives that support the continued economic liberalization policies that had been pursued by the previous Government. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
          The incumbent Government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
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
          The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The regulatory authority has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 300% of the net worth of the acquiring company and:
•	if the transaction consideration is paid in cash with proceeds of ADS, up to 100% of the proceeds from an ADS offering; and

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.
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
          Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or our ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.
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

          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2007, 89% of our operating income was generated from our Global IT Services and Products. For the same period, IT Services and Products represented 82% of our operating income, BPO Services represented 7% of our operating income, India and AsiaPac IT Services and Products represented 7% of our operating income and Consumer Care and Lighting and Others represented 4% of our operating income.
          We incurred capital expenditure of Rs. 6,613 million, Rs. 7,486 million and Rs. 11,392 million during the fiscal years ended March 31, 2005, 2006 and 2007, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and Products business segment. As of March 31, 2007, we had contractual commitments of Rs. 3,432 million ($ 80 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2007.
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
          According to NASSCOM Strategic Review Report 2007, the Indian IT-BPO sector (including domestic and export segment) is growing at approximately 28%. IT-BPO exports are expected by the report to reach US $60 billion by 2010.
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
          According to the Gartner Forecast titled IT Outsourcing, Worldwide 2004-2009 Update - Worldwide IT, outsourcing spending will rise from $193 billion in 2004 to $260 billion by 2009. The Gartner Dataquest report, 2006 indicates that the Business Process Outsourcing market is expected to grow from $111 billion to $172 billion during the same period
          According to NASSCOMM Strategic Review Report 2006, IDC forecasts a cumulative annual growth rate (CAGR) of over 7% in worldwide IT-ITeS spends, and a CAGR of over 15% in offshore IT spending, for the period 2005-09.
          Pure play IT services are becoming a high-volume commoditized service offering. Indian IT service providers have traditionally addressed the application development and maintenance markets. The Indian IT service providers are now acquiring or developing consulting skills to effectively compete against leading global IT services companies as integrated service providers. Indian IT service providers are also benefiting from the growing trend of companies breaking up large IT services contracts into smaller components. The companies can diversify their vendor base, realize cost savings by off-shoring certain components and retain flexibility to ramp up or scale down IT operations lockstep with changing business requirements. Indian IT service providers can now compete more effectively against established IT services companies like Accenture, EDS and IBM.
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
          According to NASSCOM’s Strategic Review Report 2007, the total combined Indian IT services and IT-enabled services export market in fiscal 2007 was nearly $ 31 billion, growth of approximately 33%. Also according to this report, the Indian IT-BPO sector is on track to achieve a target of USD 60 billion in export revenues by FY 2010. Key factors supporting this projection are the growing impact of technology led innovation, the increasing demand for global sourcing and gradually evolving socio-political attitudes.

          We believe that there are several key factors contributing to the growth of India-based IT services:
•	India based sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs and productivity gains that can be derived from having a very competent employee base. According to NASSCOM’s Strategic Review 2007, the cost advantage achievable from outsourcing to India is unlikely to go away due to an absolute cost advantage vis-à-vis other key markets and the prospect of further reductions in infrastructure and overhead costs.

•	India-based IT companies have proven their ability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to NASSCOM’s Strategic Review Report 2007, India based centers (both Indian firms as well as MNC owned captives) constitute the largest number of quality certifications achieved by any single country. As of December 2006, over 440 Indian companies had acquired quality certifications with 90 companies certified at SEI CMM level 5.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2007, the Indian IT industry employed nearly 1,080,000 software professionals as of 2006-07, making it one of the largest employers in the IT services industry. According to the same report, India has the largest pool of suitable off-shore talent – accounting for 28% of the suitable pool available across all offshore destinations.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

•	The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to allow private participation, with the cost of international connectivity declining rapidly and service level quality improving significantly. This cost advantage is likely to continue due to lower penetration levels and a growing consumer base.
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
BPO Services
          India is a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub. According to the March 2005 report published by IDC, titled “Worldwide and US Business Process Outsourcing (BPO) 2004-2008 forecast”, the worldwide spending on BPO services is expected to grow from $ 448 billion in 2004 to approximately $ 682 billion by 2008, a CAGR of 11%. According to NASSCOM Strategic Review Report 2007, the worldwide spending on ITeS-BPO services is expected to grow at a CAGR of around 10% for the period 2005-2009.
India and Asia Pac IT Services and Products
          According to IDC, the domestic IT market in India grew by 22.4% in 2006. The estimated year-on-year growth in 2007 is estimated to be 21.5% in 2007 making it the fastest growing market in the Asia-Pacific region. The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services.
     The domestic IT packaged software market is expected to grow at a CAGR of 20.9% during the period of 2006-2010. Application software will continue to account for the largest portion of the packaged software market. The hardware market is expected to grow at a CAGR of 17.5% during the same period. Within hardware market, the PC market has grown to 5.5 million units in 2006. Desktops constitute the largest component of the market, followed by laptops and servers, in unit and value terms. In unit terms, the PC market in India is estimated to grow at a CAGR of 19.9% over the next 5 years.
          Domestic IT services Market in India has witnessed good growth in the last one year. According to IDC estimates, the domestic IT services market for the year 2006 is estimated at US$ 3.5 Billion. The market is estimated to grow at a CAGR of 16.6% over the next 5 years. According to an IDC study, the retail vertical is expected to witness the maximum growth, followed by utility and healthcare. The key verticals to date – BFSI, Manufacturing, telecom, government – are expected to maintain their positions as good IT spenders.

Consumer Care and Lighting
     The consumer care market that we address includes soaps, toiletries and infant care products. A large portion of our revenues in these markets are derived from the sale of soaps. The market for soaps in India is dominated by established players like Hindustan Unilever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regional geographies. We expect to increase our market share organically in our identified geographies. In addition we continue to look at acquiring established brands which complement our brand presence and distribution strengths. In lighting, we operate in the domestic market for household lamps as well as the institutional market for luminaries and lamps. The market for lighting is led by Philips India (subsidiary of Philips NV). We have a strong brand presence in select regional geographies for domestic lighting, as well as an established institutional presence in offering lighting solutions to select segments including retail, pharma and software development centers. Our business to business (B2B) portfolio has been strengthened, to offer existing customers, office modular furniture and modular light switches.
Business Overview
     We are a leading global IT services company. We also provide outsourced research and development, infrastructure outsourcing and business consulting services. We have been acknowledged among leading offshore providers of technology services by Gartner, Forrester and other leading research and advisory firms. We are the only Indian company to be ranked among the ‘Top 10 Global Outsourcing Providers’ in the International Association of Outsourcing Professionals — Fortune Global 100 listings. We are also a winner of NASSCOM’s Technology Innovation Award 2005.
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
Our overall business strategy
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
          We have made the following acquisitions:
•	mPower Software Services Inc. and subsidiaries (mPower) in December 2005

•	BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic) in December 2005

•	cMango Inc. and subsidiaries (cMango) in April 2006

•	RetailBox BV and subsidiaries (Enabler) in June 2006

•	Saraware Oy (Saraware) in June 2006

•	Quantech Global Services LLC and Quantech Global Services Ltd (Quantech) in July 2006
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
Applied innovation
          Through applied innovation, we infuse newer ideas and newer ways of doing things into all parts of the organisation. This approach covers process, delivery, business and technology innovation and enables us to work collaboratively with the client. It improves the business outcome, often without major disruptive change.
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
Segment overview
Global IT Services and Products
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
          Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as separate reportable segments.
          The operations of mPower, New Logic, cMango, Enabler, Saraware and Quantech Global Service, which were acquired through 2005 and 2006 are part of IT Services and Products, are currently reviewed by our Chief Operating Decision Maker, or CODM, separately, and have accordingly been reported separately under “Acquisitions” in the segment information.
          Our Global IT Services and Products segment accounted for 74% of our revenues and 89% of our operating income for the year ended March 31, 2007. Of these percentages, our IT Services and Products segment accounted for 68% of our revenue and 82% of our operating income for the year ended March 31, 2007, and our BPO Services segment accounted for 6% of our revenue and 7% of our operating income for the year ended March 31, 2007.
Our strategy
Significantly expand our IT Services and Products business and our BPO Services Business
          We expect to continue to grow each of our IT Services and Products business and our BPO Services business and the percentage of our total revenues and profits contributed by these businesses over the next few years. We believe that we can achieve this objective through the following means:
•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing and network storage;

•	Increase our share of the total IT spending by our large customers through focused account management and more effective selling of all service lines to our existing customers;

•	Develop industry specific point solutions and use them as entry strategies by demonstrating industry knowledge and understanding of customer businesses and the benefits of outsourcing;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe.

•	Leverage our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

•	Expand our market presence by providing enterprise application integration and system integration services; and

•	Expand our service line by investing on eBusiness solutions around information security, business intelligence and information system, service oriented architecture and web based applications.

•	Expand our business consulting services and position consulting services as strategic differentiator over other competing entities.
Increase the number of clients and penetration with such clients of our IT Services and Products and our BPO Services
          We intend to increase the number of our clients through a dedicated sales team focused on new client acquisition and increasing our presence in Europe and Asia. Our goal is to make new client accounts generate at least $ 1 million in annual revenues within twelve months of opening each account. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client needs and requirements. We intend to grow our BPO Services business by leveraging our existing client relationships to offer BPO Services to clients of our IT Services and Products segment. We intend to expand our range of service offerings, migrate from providing solely rules-based processing activities to offering an entire set of enhanced processes, provide value-added services and partner with clients in business transformation initiatives.
Service offering
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
          In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 50,350 professionals.
          Enterprise Solutions Business
          We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 and Global 500 companies to meet their business needs. Our services extend from Enterprise Application Services (CRM, ERP, e-Procurement and SCM), to e-Business solutions. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team to create customized solutions for delivering time to development advantage, cost savings and productivity enhancements. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate deficiencies in execution.
          Our enterprise solutions have served clients from a range of industries including Energy and Utilities, Finance, Telecom, and Media and Entertainment. Our enterprise solutions division accounted for 63%, 63% and 65% of our IT Services and Products revenues for the fiscal years ended March 31, 2005, 2006, and 2007, respectively.

     Our services include:
     Customised applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.
•	Development. We offer well-defined and mature application development processes over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, a leading electronics company in the United States used to sell products of a particular division online. We helped the client to develop online sales capability at other divisions by building an oracle application interface with EDI systems, third-party software and third-party suppliers. Through this process, the client now obtains online information about inventory levels of various products, reconciles sales returns, credits and charge backs and generates automated invoices.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we assisted one of the world’s largest water companies in a strategic re-engineering initiative to streamline its IT operations to ensure better service delivery, improved customer relationship and closer links with business. Over a two year period, through a series of strategic initiatives, we enabled the client to realize significant cost savings and improvements in the quality of the IT applications. We followed a cycle of define, perform, review and refine for each of the IT applications assigned to us. We realized savings in the IT application support budget by consolidating IT applications to derive economies of scale and redistributing IT applications among third party vendors for optimum cost savings.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we maintain legacy software applications that require frequent upgrades. Our maintenance services also support a distributed delivery environment wherein work responsibilities can be effectively divided between the various organizations depending on the criticality of the requests. For example, we have assisted a leading owner, operator and developer of gas transportation systems in adopting an offshore development center model for maintaining and supporting its shipper services systems as well as other parts of its diverse business application portfolio. We gradually transitioned the client’s applications and have taken over the maintenance and support for the majority of the clients applications. The shipper services systems are now characterized by well defined roles and responsibilities, clear processes and closely coordinated on-site and offshore delivery.
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
     Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes. For example, a large auto maker that was working on a Supply Chain Information Visibility project, wanted to streamline its inventory requirements, improve its supplier visualization for its long term requirements, all in order to avoid short supply or surplus inventory situations. We deployed an EAI tool known as e*Gate from See Beyond, that helped the client to send its part requirements, supplier schedule, details of advance shipment notices (ASNs), receipts, alarms and inventory status.
     Package implementation. We use our expertise in package software to architect, implement and maintain client specific solutions. For example, we partnered with a leading global manufacturer of digital cameras and consumer products in to help it roll out a standardized, automated and integrated SAP module to replace its existing manual accounting process. We carried out an extensive business process study across functional areas and engineered substantial process re-engineering to ensure optimal deployment of the ERP application.
     Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. For example, we worked with one of the largest foreign exchange and travel companies to design the architecture of a global, online commercial foreign exchange system. The system was intended to facilitate end-to-end automatic foreign exchange transactions with minimal manual intervention and delays. The system also included customer relationship management functionality and provided value added services to members. We defined a multi-tiered, multi-layered architecture to meet these requirements. The architecture was comprised of disparate software technologies such as J2EE, XML, CORBA, VB and COM-Java/EJB bridging.

     Testing Services. We are one of the largest Offshore Testing Services providers in the world with annual revenues aggregating to approximately $ 270 million. We have 6,000 dedicated employees and 220 customers across the globe, including engagements with many Fortune 500 companies. We have been operating our Independent Testing Services division since 1997. Our service portfolio in testing covers many user needs from product concept to deployment, and across the stages of the product/ application life cycle.
     Technology Infrastructure Support Services
     Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. Our offerings are powered by the skills of over 6,500 technical specialists and state-of-the-art BS 15000 certified infrastructure for operations support. For example for a leading global Electronic trading and securities firm, we manage the IT infrastructure through a dedicated help desk. We have deployed sophisticated software to offer a single point of contact for all IT requirements — installation, configuration, troubleshooting and procurement of IT assets. We have been able to significantly reduce the response and resolution time and improve the user satisfaction score.
     We formed this division at the end of 1998 and it accounted for 7%, 8%, 11% of our IT Services and Products revenues for the year ended March 31, 2005, March 31, 2006 and March 31, 2007, respectively. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.
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
     Our research and development services division accounted for 37%, 37% and 35% of our IT Services and Products revenue for the fiscal years ended March 31, 2005, 2006 and 2007. Our services include:
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
     IT Professionals. We have approximately 14,000 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:
     Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. For example, one of our clients, a European leader in telematics products, wanted to develop a fully integrated infotainment system featuring a global navigation system, GSM phone, audio, emergency services, internet access, voice activation and climate control. We designed a software application interface, using Object Oriented Design methodology, integrating multiple functionalities, comprised of human machine interface, functional modules (API layers), resource schedulers and graphics library.
     Embedded systems and Internet access devices. The software solutions we provide are programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, hand held devices, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process-controlled equipment. For example, we helped one of our customers in Japan by providing mobile printing solution for business travelers. We created an extensive architecture, used device simulators for development and testing and managed the seamless migration of the solution to a real-time environment. The solution interfaces with laptops and multiple other mobile devices to cater to needs of ‘anywhere printing’ solutions for an estimated 45 million business travelers across the globe every year.
     Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers.
     Semiconductor IP. We offer an industry leading portfolio of Semiconductor Intellectual Property (IP) cores for complex wireless and wireline applications; these include Wireless LAN, Bluetooth, Ultra wideband, Wireless USB and Firewire. Our portfolio of IP cores also contains software, silicon proven Wireless LAN, multiband radio module and analog / mixed-signal / digital blocks such as AFEs, synthesizers, PLLs and LVDS driver / receiver.
Our Global Delivery Model
     In our IT service offerings, we typically assume primary project management responsibility for all stages of implementation of a project. Typically, a project team consists of a small number of IT professionals based at the client’s location who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client’s site and ensure its continued operation. The large proportion of the development work on a project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time and seamlessly across multiple locations with a high level of quality.
     The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. Certain clients have had ODCs with us over thirteen years. This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.
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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2005	2006	2007
1-3 million	64	103	119

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2005	2006	2007
3-5 million	28	30	36
>5 million	65	79	100

Total	157	212	255

     For the fiscal years ended March 31, 2006 and 2007, the largest client of our IT Services and Products segment accounted for 3% and 3% of the revenues of IT Services and Products and the largest client of our BPO Services segment accounted for 24% and 19% of the revenues of BPO Services. For the same periods, the five largest clients of our IT Services and Products segment accounted for 15% of IT Services and Products revenues.
Sales and Marketing
     Our headquarters are located in Bangalore, India. We sell and market our IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:
•	by the vertical market segment of the client’s business;

•	by the geographic region in which the client is located; and

•	by the specific practice specialization or skill set that the client requires.
     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team in IT Services and Products has increased from 213 to 340 personnel from March 31, 2006 to March 31, 2007. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.
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

Business Process Outsourcing (BPO) Services
     Wipro BPO is one of India’s leading offshore BPO providers. Wipro BPO enables clients to improve their quality of processes, reduce costs and realize benefits of scale. Wipro BPO is uniquely positioned to service customer requirements by leveraging its quality and innovation, talented employees, self sustaining process framework and domain knowledge. We offer customized service offerings; that translates into flexible and cost effective services of the highest quality for our customers.
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
     For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on the experience of our senior management team over the past ten years in migrating remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase.
     For example, we have been providing outsourced technical support services for one of the large broadband service providers in the United States. We now have 24x7 customer support facilities, whereas previously it took 8-9 hours to start attending customer requirements. Call volume has increased by a 30 times multiple from the pilot stage and there is an overall increase in customer satisfaction.
     We have over 17,400 employees in our BPO Services segment as of March 31, 2007. Our revenues from our BPO Services segment have grown from Rs. 1,644 million for the year ended March 31, 2003 to Rs. 9,413 million for the year ended March 31, 2007.
India and AsiaPac IT Services and Products
     Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 16% of our revenue and 7% of our operating income for the year ended March 31, 2007.
Our strategy
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
Service offering
     Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. We offer our clients a full array of IT lifecycle services. From technology optimization to mitigating risks, there is a constant demand to evaluate, deploy and manage flexible, responsive and economical solutions.

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
     Technology integration and management services and outsourcing services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 25 years of experience and currently support approximately 415,000 systems with over 8,700 contracts, with approximately 6,900 IT professionals, including outsourced professionals. Our offerings include:
•	Availability Services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

•	System Integration. We are one of the largest system integrators in India and our services include integration of computing platforms, networks, storage, data center and enterprise management software. These services are typically bundled with sales of our technology products.

•	Infrastructure Management and Total Outsourcing. Includes management and operations of customer’s IT infrastructure on a day-to-day basis. Our Total Outsourcing practice encompasses process, function or activity of the IT department in a client’s organization that can be outsourced to us by the client, through a long term contractual agreement. Our total outsourcing proposition delivers improved business benefit by effectively managing the Information Technology life cycle of the organization and achieving maximum value by providing end-to-end best of breed IT practices for the clients’’ business. Through our acknowledged quality processes and program governance frameworks, we help our clients’ achieve and sustain business momentum.

•	Managed Services. We manage, monitor and support our clients’ technology infrastructure. Our managed services portfolio includes IT Service Desk, End User Services, Data Centre Services, Contact Centre Technology Management Services, Application Management and Business Service Management.
     We supplement our in-house resources with approximately 128 franchisees, which we train, and provide support to allow them to provide both Availability and Managed IT services. This allows us to grow our business substantially without corresponding increases in our personnel.
     Custom application development, application integration, package implementation and maintenance. We design, develop and implement enterprise applications for corporate customers. Our solutions include custom application development, package implementation, sustenance of enterprise applications, including industry-specific applications, and enterprise application integration.
     Consulting. We provide consulting services in the areas of business continuity and risk management, technology, process and strategy. We help our clients achieve business momentum in the light of challenges arising from globalization, competition and the dynamics of customer loyalty. The various consulting practices enable our client to achieve strategic cost reduction, business process improvements, execution excellence, cost leadership and business agility through IT, resulting in sustainable business leadership in your industry.
Clients

     We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, Government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2007, we had close to 163 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.
Sales and Marketing
     We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation of our sales teams is comprised of salary and additional compensation linked to achievement of revenue or profit targets and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2007, we had 500 sales and marketing staff.
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

Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products for the Indian market. This business segment accounted for 5% of our revenue and 4% of our operating income for the year ended March 31, 2007.
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
Sales and Marketing
     We sell and market our consumer care products primarily through our distribution network in India, which has access to 2.4 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 31 sales offices located throughout India. We also have access to over 250,000 retail outlets for our lighting products.
     We leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific regions of India.
Competition
     Our competitors in consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Unilever for soaps, toiletries and General Electric and Philips for lighting. Certain competitors have recently focused sales strategies on increasing volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.
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

Our Competitive Strengths
     We believe that the following are our principal competitive strengths:
Comprehensive range of IT services
     We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 16 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.
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
Service offerings in emerging growth areas
     We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offerings in this area and familiarized customers with the concept of remote network management. Today this comprises 11% of our revenues from IT Services and Products. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.
Broad range of research and development services
     Our strengths in research and development services position us to take advantage of a recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2005, Indian Research and Development services and software products exports are expected to grow from $ 2.3 billion in 2004 to grow to $ 8 billion by 2008, a CAGR of 37%. This is higher than the 28% CAGR projected for IT / ITeS Services by NASSCOM in the same strategic review report. The recurring nature of revenues from research and development services helps in mitigating the cyclic nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported.
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
Established track record with premier international customer base
     As of March 31, 2007, our IT Services and Products segment had over 600 active clients and our BPO Services had over 35 active customers and around 123 processes. 70% of our revenues from IT Services and products segment was derived from Fortune 1000 and Global 500 clients. We have approximately 100 clients that each represents at least $5.0 million in revenues in the fiscal year ended March 31, 2007. We believe that having an established base of high quality, high technology clients provides us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
Ability to access, attract and retain skilled IT professionals
     We have continued to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In February 2007, we were awarded Dale Carnegie Global Leadership Award in recognition of our emphasis on development of human resources, innovation and organizational creativity. As of March 31, 2007, in our IT Services and Products business segment we had over 50,350 employees. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and employee stock option plan and a productivity bonus plan since October 1999.
Robust systems and processes to support growth in business
     We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. Our employee base in our IT Services and Products segment grew from approximately 9,900 employees as of March 31, 2001 to approximately 50,350 employees as of March 31, 2007 and our employee base in BPO Services stands at approximately 17,450 employees as of March 31, 2007. During the same period, our revenues from our IT Services and Products segment have grown from Rs. 17,816 million to Rs. 101,353 million. Our revenues from BPO Services have grown from Rs. 1,644 million for the year ending March 31, 2003 to Rs. 9,389 million for the year ending March 31, 2007.
Broad distribution network and strong sales force in India
     We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 190 channel partners throughout India, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 2.4 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

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
Wipro Infrastructure Engineering Limited
     Our fluid power business was started in 1975, as a result of our strategy to enter new emerging markets with profitable business and high margins. We focus on the hydraulics market, especially the mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. The initiatives by the Government of India in improving physical infrastructure have increased the demand for our products. We anticipate that this demand will continue to remain strong. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.
     During the year ended March 31, 2007 we completed the acquisition of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration (including direct acquisition cost) included cash payment of Rs. 1,412 million. Through this acquisition we aim to gain an entry into Europe, access to a customer base built over decades and complementing engineering skills.
Markets and Sales Revenue
Our revenues for the last three fiscal years by geographic areas are as follows:

			(In millions)
	Year ended March 31,
	2005	2006	2007
India	Rs. 19,350	Rs. 21,804	Rs. 30,650
United States	41,812	53,481	72,846
Europe	16,602	24,310	36,972
Rest of the world	3,589	6,512	8,963

	Rs. 81,353	Rs. 106,107	Rs. 149,431

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
     As of March 31, 2007, Wipro Limited and its subsidiaries (Wipro) hold more than 450 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro holds four registered trademarks in Japan, five registered trademarks in the United States and five registered community trademarks. Wipro has more than 400 trademark applications pending in India, two trade marks applications pending in the United States, one trademark application pending registration in Nepal, twelve trademark applications in Sri Lanka and four community trademark applications pending in Europe.
     Wipro have one registered patent for hydraulic tipping valve, two registered patents in Germany for Electric compensation circuit and Monolithically integrated transformer and one registered patent in France for Radar Detector and Radar detecting method for WLAN Systems according to 802.11 Standards. Wipro have three patent applications that are currently pending in India, twenty six patent applications that are currently pending in the US and sixteen of them in Germany.
     Wipro have twenty three registered copyrights and five pending copyright registrations in India. Wipro also have ten designs registered in India.
     We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.
Effect of Government Regulation on our Business
     Regulation of our business by the Indian Government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws and tax holiday for operations in notified economic zones.. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian Governments since 1991, including the current Indian Government. Further, there are restrictive parts of Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant Government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.
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

Organizational Structure
     Our subsidiaries are provided in the table below as at March 31, 2007.

Country of
Direct Subsidiaries	Step subsidiaries		Incorporation
Wipro Infrastructure Engineering Ltd			India
Wipro Inc.			USA
	Enthink Inc.		USA
	mPower Software Services		India
(India) Private Limited
	MPact Technologies Services		India
Private Limited
	cMango Inc.		USA
		cMango India Private Limited	India
	Quantech Global Services LLC		USA
cMango Pte Limited			Singapore
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments		India
Private Limited
Wipro Travel Services Limited			India
Wipro HealthCare IT Limited			India
Wipro Consumer Care Limited			India
Wipro Chandrika Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		UK
		Wipro Technologies UK	UK
Limited
		BVPENTE	Austria
Beteiligungsverwaltung GmbH
		New Logic Technologies GmbH	Austria
		NewLogic Technologies SARL	France
		NewLogic Technologies S.A.	Switzerland
		3D Networks FZ-LLC	Dubai
		3D Networks (UK) Limited	UK
Wipro Cyprus Private Limited			Cyprus
	RetailBox BV		Netherlands
		Enabler Informatica SA	Portugal
		Enabler France SAS	France
		Enabler UK Ltd	UK
		Enabler Brasil Ltd	Brazil
		Enabler & Retail Consult GmbH	Germany
	Saraware Oy		Finland
	Hydrauto Group AB		Sweden
		Hydrauto Medium cylinders	Sweden
Skelleftteas AB
		Hydrauto Engineering AB	Sweden
		Hydrauto Light Cylinders	Sweden
Bispgarden AB
		Hydrauto Light Cylinders	Sweden
Ostersund AB
		Hydrauto Big Cylinders	Sweden
Ljungby AB
		Hydrauto Logistics AB	Sweden
		Hydrauto Oy Ab Pernion	Finland
		Hydrauto Celka Hidrolic San	Turkey
ve Tic a.s
	Wipro Technologies SRL		Romania
Quantech Global Services Limited			India
Wipro Australia Pty Limited			Australia
3D Networks Pte Limited			Singapore
Planet PSG Pte Limited			Singapore

Country of
Direct Subsidiaries	Step subsidiaries	Incorporation
	Planet PSG Pte Limited	Malaysia
Spectramind Inc.		USA
All the above direct subsidiaries are 100% held by the Company except that we hold 90% in Wipro Chandrika Limited.
As at March 31, 2007 we also held 49% in Wipro GE Medical Systems Private Limited and 80.1% in WM Net Serv Limited, both of which are accounted for as equity method investments.
Property, Plant and Equipment
     Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have purchased approximately 2 million square feet of land adjoining our corporate offices for future expansion plans. In addition we have approximately 11 million square feet of land and approximately 6 million square feet of owned software development facilities in India and approximately 1 million square feet of leased software development premises in India. We have 80,000 square feet of leased software development facilities in 7 countries outside India.
     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom, China and Japan. In addition, we have eleven sales and marketing offices in the United States.
     We operate ten manufacturing sites, aggregating approximately 1.3 million square feet and approximately 4 million square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis two facilities located in Waluj and Baddi, India.
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

Material Plans to Construct, Expand and Improve Facilities
     As of March 31, 2007, we have capital commitments of Rs. 3,432 million ($ 80 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2007.
Legal Proceedings
     In the ordinary course of business, we may from time to time become involved in certain legal proceedings. Except as otherwise described herein, Wipro Limited, our directors, executive officers and subsidiaries are not currently a party to any material legal proceedings. Please see the description of our tax proceedings before the Deputy Commissioner of Income, Tax, Bangalore, India, under the section titled “Income Taxes” under Item 5 of this Annual Report.
Item 4A. Unresolved Staff Comments
None.
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
     Our revenue and net income for the years ended March 31, 2005, 2006 and 2007 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,
	2005	2006	2007
	(in millions except earnings per share data)
Revenue	Rs. 81,353	Rs. 106,107	149,431
Cost of revenue	(53,895)	(71,647)	(102,200)
Gross profit	27,458	34,460	47,231
Gross margins	34%	33%	32%
Operating income	17,857	21,972	29,868
Loss on direct issue of stock by subsidiary	(207)	—	—
Net income	15,833	20,270	29,169
Earnings per share
Basic	11.38	14.41	20.45
Diluted	11.29	14.24	20.20

     Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2005, 2006 and 2007:

	Year ended March 31,
	2005	2006	2007
	Percentage	Percentage	Percentage
Revenue:
Global IT Services and Products
IT Services and Products	67	68	65
BPO Services	8	7	6
Acquisitions	—	1	3
Total	75	76	74
India and AsiaPac IT Services and Products	16	16	16
Consumer Care and Lighting	6	5	5
Others	3	3	5
	100	100	100

Operating Income:
Global IT Services and Products
IT Services and Products	83	84	82
BPO Services	6	5	7
Acquisitions	0	0	0
Total	89	88	89
India and AsiaPac IT Services and Products	5	6	7
Consumer Care and Lighting	4	4	3
Others	2	2	1
	100	100	100

Analysis of year ended March 31, 2007 and 2006
▪	Total revenues increased by 41% from Rs. 106,107 million for the year ended March 31, 2006 to Rs. 149,431 million for the year ended March 31, 2007. This was driven primarily by a 39%, 23%, 45%, 34% and 115% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

▪	As a percentage of total revenue, gross profit declined marginally by 1% from 33% for the year ended March 31, 2006 to 32% for the year ended March 31, 2007. This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 36% for the year ended March 31, 2006 to 34% for the year ended March 31, 2007 and Others from 25% for the year ended March 31, 2006 to 19% for the year ended March 31, 2007 which was partially offset by an increase in gross profit as a percentage of revenue from our BPO services from 24% for the year ended March 31, 2006 to 34% for the year ended March 31, 2007. Gross profit as a percentage of total revenue for Consumer Care and Lighting segment declined by 2% from 37% for the year ended March 31, 2006 to 35% for the year ended March 31, 2007. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products remained constant at 22% for the years ended March 31, 2005 and 2006.

▪	Selling and marketing expenses increased by 44% from Rs. 6,764 million for the year ended March 31, 2006 to Rs. 9,173 million for the year ended March 31, 2007. This increase was primarily on account of an increase in selling and marketing expenses in our IT Services business by Rs. 1,107 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 676 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 322 million and an increase in selling and marketing expenses in Others including reconciling items by Rs. 253 million.

▪	General and administrative expenses increased by 46% from Rs. 5,239 million for the year ended March 31, 2006 to Rs. 7,639 million for the year ended March 31, 2007. This increase was primarily on account of an increase in general and administrative expenses of our IT Services and Products business by Rs. 1,350 million, an increase in BPO Services by Rs. 231 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 357 million, and an increase in general and administrative expenses of Others including reconciling items by Rs. 444 million.

▪	As a result of the foregoing factors, operating income increased by 36% from Rs. 21,972 million for the year ended March 31, 2006 to Rs. 29,868 million for the year ended March 31, 2007.

▪	Other income, net, increased from Rs. 1,276 million for the year ended March 31, 2006 to Rs. 2,667 million for the year ended March 31, 2007. The increase in other income was primarily due to an increase in the average quantum of investments and an increase in the average yield during the year ended March 31, 2007.

▪	Income taxes increased by 14% from Rs. 3,265 million for the year ended March 31, 2006 to Rs. 3,723 million for the year ended March 31, 2007. Our effective tax rate decreased from 13.9% for the year ended March 31, 2006 to 11.3% for the year ended March 31, 2007. This decrease was primarily attributable to reversal of income taxes in respect of prior years and an increase in the share of income which is exempt from tax.

▪	Equity in earnings of affiliates for the year ended March 31, 2006 and 2007 was Rs. 288 million and Rs. 318 million respectively. Equity in earnings of affiliates of Rs. 318 million for the year ended March 31, 2007 comprises equity in earnings of Wipro GE of Rs. 302 million, net gain on sale of a portion of the interest in WeP Peripherals of Rs. 40 million and equity in loss of WM Net Serv of Rs. 24 million. Equity in earnings of affiliates of Rs. 288 million for the year ended March 31, 2006 comprises equity in earnings of Wipro GE of Rs. 259 million and equity in earnings of WeP Peripherals of Rs. 29 million.

▪	As a result of the foregoing factors, net income increased by 44% from Rs. 20,270 million for the year ended March 31, 2006 to Rs. 29,169 million for the year ended March 31, 2007.
Analysis of year ended March 31, 2006 and 2005
▪	Our total revenues increased by 30% from Rs. 81,353 million for the year ended March 31, 2005 to Rs. 106,107 million for the year ended March 31, 2006. This was driven primarily by a 34%, 19%, 23%, 23% and 23% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

▪	As a percentage of total revenue, gross profit declined marginally by 1% from 34% for the year ended March 31, 2005 to 33% for the year ended March 31, 2006. This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 38% for the year ended March 31, 2005 to 36% for the year ended March 31, 2006 and BPO Services from 26% for the year ended March 31, 2005 to 24% for the year ended March 31, 2006 which was partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 1% from 36% for the year ended March 31, 2005 to 37% for the year ended March 31, 2006. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products remained constant at 22% for the years ended March 31, 2005 and 2006.

▪	Selling and marketing expenses increased by 24% from Rs. 5,466 million for the year ended March 31, 2005 to Rs. 6,764 million for the year ended March 31, 2006. This increase was primarily on account of an increase in selling and marketing expenses in our IT Services business by Rs. 771 million, a decrease in BPO Services by Rs. 52 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 241 million and increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 284 million and an increase in selling and marketing expenses in Others including reconciling items by Rs. 54 million.

▪	General and administrative expenses increased 40% from Rs. 3,744 million for the year ended March 31, 2005 to Rs. 5,238 million for the year ended March 31, 2006. This increase was primarily on account of an increase in general and administrative expenses of our IT Services and Products business by Rs. 1,167 million, an increase in BPO Services by Rs. 238 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 53 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 20 million and an increase in general and administrative expenses of Others including reconciling items by Rs. 16 million.

▪	As a result of the foregoing factors, operating income increased by 23% from Rs. 17,857 million for the year ended March 31, 2005 to Rs. 21,972 million for the year ended March 31, 2006.

▪	Other income, net, increased from Rs. 799 million for the year ended March 31, 2005 to Rs. 1,276 million for the year ended March 31, 2006. The increase in other income is primarily due to an increase in the average quantum of investments and an increase in the average yield during the year ended March 31, 2006.

▪	Income taxes increased by 21% from Rs. 2,694 million for the year ended March 31, 2005 to Rs. 3,265 million for the year ended March 31, 2006. Our effective tax rate decreased from 14.5% for the year ended March 31, 2005 to 13.9% for the year ended March 31, 2006. Income taxes for the year ended March 31, 2006 include reversal of provision of Rs. 175 million in respect of prior years due to a favorable tax order. Excluding this, our effective tax rate increased from 14.5% for the year ended March 31, 2005 to 14.9% for the year ended March 31, 2006. The increase in effective tax rate is primarily on account of an increase in the proportion of income being subject to tax.

▪	Equity in earnings of affiliates for the year ended March 31, 2005 and 2006 was Rs. 158 million and Rs. 288 million respectively. Equity in earnings of affiliates of Rs. 288 million for the year ended March 31, 2006 comprises equity in earnings of Wipro GE of Rs. 259 million and equity in earnings of WeP Peripherals of Rs. 29 million. Equity in earnings of affiliates of Rs. 158 million for the year ended March 31, 2005 comprises equity in earnings of Wipro GE of Rs. 126 million and equity in earnings of WeP Peripherals of Rs. 32 million.

▪	As a result of the foregoing factors, net income increased by 28% from Rs. 15,832 million for the year ended March 31, 2005 to Rs. 20,270 million for the year ended March 31, 2006.
Segment analysis
Reorganization of segments:
     Until June 30, 2005, we reported Global IT Services and Products as an integrated business segment. Effective July 1, 2005, we reorganized the management structure of our Global IT Services and Products segment. Pursuant to this reorganization, we have reorganized our business into new operating segments. Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our reportable segments. Consequently, IT Services and Products, and BPO Services qualify as reportable segments and are reported separately. Segment data for fiscal 2005 have been reclassified to conform to the fiscal 2006 and 2007 presentation.
Global IT Services and Products
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
     The operations of most of the companies acquired through 2005 and 2006 consisting of mPower, New Logic, cMango, Enabler, Saraware and Quantech Global Service which are part of our IT Services and Products, are currently reviewed by our Chief Operating Decision Maker, or CODM, separately, and have accordingly been reported separately under “Acquisitions” in the Notes to our Financial Statements.
     Our Global IT Services and Products segment accounted for 74% of our revenue and 89% of our operating income for the year ended March 31, 2007. Of these percentages, our IT Services and Products segment accounted for 68% of our revenue and 82% of our operating income for the year ended March 31, 2007 and our BPO Services segment accounted for 6% of our revenue and 7% of our operating income for the year ended March 31, 2007.
Global IT Services and Products

	Year ended March 31,
	2005	2006	2007
	(in millions)
Revenue
IT Services and Products	Rs. 54,256	Rs. 72,887	101,353
BPO Services	6,433	7,626	9,389
Total	60,689	80,513	110,742
Gross profit
IT Services and Products	20,476	25,901	34,536
BPO Services	1,693	1,817	3,216
Total	22,169	27,718	37,752
Selling and marketing expenses	(3,223)	(3,942)	(5,100)

	Year ended March 31,
	2005	2006	2007
	(in millions)
General and administrative expenses	(2,739)	(4,144)	(5,725)
Research and development expenses	(274)	(202)	(268)
Amortization of intangibles	(122)	(31)	(225)
Others, net	14	10	94
Operating income	15,825	19,409	26,528
Revenue growth rate over prior period	39%	33%	37%
Gross margin	37%	35%	34%
Operating margin	26%	24%	24%
     Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments.
IT Services and Products

	Year ended March 31,
	2005	2006
	(in millions)		(in millions)
		IT Services	Acquisitions	Total
Revenue	54,256	72,419	468	72,887
Gross profit	20,476	25,813	88	25,901
Selling and marketing expenses	(3,122)	(3864)	(29)	(3,893)
General and administrative expenses	(2,226)	(3345)	(47)	(3,392)
Research and Development expenses	(274)	(202)	—	(202)
Amortization of intangibles	(52)	(8)	(18)	(26)
Others, net	15	7	3	10
Operating income	14,817	18,401	(3)	18,398
Revenue growth rate over prior period	38%	33%	0	34%
Gross margin	38%	36%	19%	36%
Operating margin	27%	25%	(1)%	25%

	Year ended March 31, 2007
	(in millions)
	IT Services	Acquisitions	Total
Revenue	96,548	4,805	101,353
Gross profit	33,877	659	34,536
Selling and marketing expenses	(4,883)	(117)	(5,000)
General and administrative expenses	(4,230)	(512)	(4,742)
Research and development expenses	(268)	—	(268)
Amortization of intangibles	—	(220)	(220)
Others, net	13	81	94
Operating income	24,509	(109)	24,400
Revenue growth rate over prior period	33%	0	39%
Gross margin	35%	14%	34%
Operating margin	25%	(2)%	24%
     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2007, 77% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2007, 45% of the revenues of our IT services were generated from work performed at our facilities in India.

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 54,236 million, Rs. 73,061 million and Rs. 101,509 million for the years ended March 31, 2005, 2006 and 2007 respectively.
BPO Services

	Year ended March 31,
	2005	2006	2007
	(in millions)
Revenue	6,433	7,626	9,389
Gross profit	1,693	1,817	3,216
Selling and marketing expenses	(102)	(49)	(100)
General and administrative expenses	(513)	(752)	(983)
Amortization of intangibles	(70)	(5)	(5)
Operating income	1,008	1,011	2,128
Revenue growth rate over prior period	47%	19%	23%
Gross margin	26%	24%	34%
Operating margin	16%	13%	23%
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,477 million, Rs. 7,664 million and Rs. 9,413 million for the years ended March 31, 2005, 2006 and 2007 respectively.
Analysis of year ended March 31, 2007 and 2006
▪	Global IT Services and Products revenue increased by 37% from Rs. 80,726 million for the year ended March 31, 2006 to Rs. 110,921 million for the year ended March 31, 2007. IT Services and Products revenue increased by 39% from Rs. 73,061 million for the year ended March 31, 2006 to Rs. 101,509 million for the year ended March 31, 2007. The increase in revenues from IT Services and Products is attributable primarily to two factors. First, we integrated the acquisitions of mPower, New logic, cMango, Saraware, Enabler and Quantech. Second, the increase in revenue from this business segment comprises a 41% increase in revenue from enterprise services and a 30% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, healthcare and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector. In our IT Services and Products business segment, we added 194 new clients during the year ended March 31, 2007. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 195 as of March 31, 2006 to 233 as of March 31, 2007.

BPO Services revenue increased by 23% from Rs. 7,626 million for the year ended March 31, 2006 to Rs. 9,389 million for the year ended March 31, 2007. This increase in revenue from our BPO Services business segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients. In our BPO Services business segment, we added 2 new clients during the year ended March 31, 2007. The total number of clients that individually accounted for over $ 1 million run rate in revenue increased from 17 as of March 31, 2006 to 22 as of March 31, 2007.

▪	Our gross profit as a percentage of revenues of our Global IT Services and Products has decreased marginally from 35% of revenue for the year ended March 31, 2006 to 34% of revenue for the year ended March 31 2007 primarily on account of:

Our gross profit as a percentage of revenues of our IT services and products declined by 2% from 36% for the year ended March 31, 2006 to 34% for the year ended March 31, 2007. The decrease was primarily due to an increase in compensation costs for offshore and onsite employees, as a part of our compensation review in January 2006, September 2006, November 2006 and January 2007, compensation costs arising from the grant of additional stock options, lower utilization rates of our IT professionals, and changes in the onsite-offshore mix during the year as compared to the same period last year. Our gross profit as a percentage of revenues was also impacted by acquisitions which have lower gross profit margins.

Our gross profit as a percentage of revenues of our BPO services increased from 24% for the year ended March 31, 2006 to 34% for the year ended March 31, 2007. The increase in gross profit percentage as a percentage of revenue was primarily due to the rationalization of low-margin projects, higher billing rates and the result of our cost containment initiatives.

▪	Selling and marketing expenses for our Global IT Services and Products business segment increased by 29% from Rs. 3,942 million for the year ended March 31, 2006 to Rs. 5,100 million for the year ended March 31, 2007. This increase was primarily driven by a 28% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 3,893 million for the year ended March 31, 2006 to Rs. 5,000 million for the year ended March 31, 2007. This increase was primarily due to an increase in the number of our sales and marketing personnel from 213 as of March 31, 2006 to 340 as of March 31, 2007, an increase in compensation costs as part of our compensation review in January 2006 and January 2007, the impact of an increase in our sales promotional activities and the impact of additional stock options granted in July 2006 and November 2006.

▪	General and administrative expenses for our Global IT Services and Products business segment increased by 38% from Rs. 4,144 million for the year ended March 31, 2006 to Rs. 5,725 million for the year ended March 31, 2007. This increase was primarily due to an increase of Rs. 1,350 in general and administrative expenses of our IT Services and Products business. General and administrative expenses of our BPO Services business increased by Rs. 231 million. The increase in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in compensation costs due to our compensation review in September 2006, November 2006 and January 2007 and additional stock options granted during the period, an increase in the number of support staff and an increase in the volume of operations during the year. The increase in general and administrative expenses in our BPO Services business was primarily due to an increase in compensation costs as part of our compensation review and an increase in support staff consistent with the increase in business volumes.

▪	As a result of the above, operating income of our IT Services and Products business increased by 33% from Rs. 18,399 million for the year ended March 31, 2006 to Rs. 24,400 million for the year ended March 31, 2007. Operating income of our BPO services increased from Rs. 1,011 million for the year ended March 31, 2006 to Rs. 2,128 million for the year ended March 31, 2007.
Analysis of year ended March 31, 2006 and 2005
▪	Global IT Services and Products revenue increased by 33% from Rs. 60,713 million for the year ended March 31, 2005 to Rs. 80,726 million for the year ended March 31, 2006. IT Services and Products revenue increased by 34% from Rs. 54,256 million for the year ended March 31, 2005 to Rs. 73,061 million for the year ended March 31, 2006. This increase was attributable primarily to two factors. First, we acquired mPower and New Logic in December 2005. Second, the increase in revenues from IT Services comprises of a 36% increase in revenues from enterprise services and a 36% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, energy and utilities and healthcare and other sectors. The increase in revenue from technology services was primarily driven by increased revenue from the design and development of embedded software solutions for customers in the consumer electronics sector. In our IT Services and Products business segment, we added 166 new clients during the year ended March 31, 2006. The total number of clients that individually accounted for over $ 1 million run rate in revenue increased from 144 as of March 31, 2005 to 195 as of March 31, 2006.

BPO Services revenue increased by 19% from Rs. 6,433 million for the year ended March 31, 2005 to Rs. 7,626 million for the year ended March 31, 2006. This increase in revenue from our BPO Services business segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients. In our BPO Services business segment, we added 5 new clients during the year ended March 31, 2006. The total number of clients that individually accounted for over $ 1 million run rate in revenue increased from 13 as of March 31, 2005 to 17 as of March 31, 2006.

▪	Our gross profit as a percentage of revenues of our Global IT Services and Products has decreased by 2% from 37% of revenue for the year ended March 31, 2005 to 35% of revenue for the year ended March 31 2006 primarily on account of:

Our gross profit as a percentage of revenues of our IT services and products declined by 2% from 38% for the year ended March 31, 2005 to 36% for the year ended March 31, 2006. The decrease was primarily due to an increase in compensation costs for offshore and onsite employees, as a part of our compensation review in November 2005 and January 2006 respectively, an increase in amortization of deferred compensation costs and impact of fringe benefit taxes. Our gross profit as a percentage of revenues was also impacted by the new acquisitions which have a lower gross profit margin.

Our gross profit as a percentage of revenues of our BPO services declined by 2% from 26% for the year ended March 31, 2005 to 24% for the year ended March 31, 2006. The decrease was primarily due to increase in compensation costs as part of our compensation review in October 2005, an increase in amortization of deferred compensation costs and the impact of fringe benefit taxes.

▪	Selling and marketing expenses for our Global IT Services and Products business segment increased by 22% from Rs. 3,223 million for the year ended March 31, 2005 to Rs. 3,942 million for the year ended March 31, 2006. This was primarily due to a 25% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 3,122 million for the year ended March 31, 2005 to Rs. 3,893 million for the year ended March 31, 2006, partially offset by a decline of 52% in the selling and marketing expenses in BPO Services, from Rs. 102 million for the year ended March 31, 2005 to Rs. 49 million for the year ended March 31, 2006. The increase of Rs. 771 million in selling and marketing expenses in our IT Services and Products business was primarily due to an increase in the number of our sales and marketing personnel from 173 as of March 31, 2005 to 213 as of March 31, 2006, an increase in compensation costs as part of our compensation review in January 2006, and an increase in the amortization of deferred compensation costs. The decline of Rs. 52 million in the selling and marketing expenses in our BPO Services business is primarily on account of a rationalization of the sales force.

▪	General and administrative expenses for our Global IT Services and Products business segment increased by 51% from Rs. 2,739 million for the year ended March 31, 2005 to Rs. 4,144 million for the year ended March 31, 2006. The increase of Rs. 1,405 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 1,167 million and an increase in general and administrative expenses of our BPO Services business by Rs. 238 million. The increase of Rs. 1,167 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in compensation costs as part of our compensation review from November 2005 at offshore and January 2006 at onsite, an increase in provision for doubtful receivables and an increase in recruitment expenditure due to increase in the number of hires. The increase of Rs. 238 million in the general and administrative expenses in our BPO Services business is primarily due to an increase in compensation costs as part of our compensation review effective October 2005, higher occupancy costs and increase in expenditure on recruiting employees.

▪	Operating income of our IT Services and Products business increased by 24% from Rs. 14,817 million for the year ended March 31, 2005 to Rs. 18,399 million for the year ended March 31, 2006. Operating income of our BPO services increased from Rs. 1,008 million for the year ended March 31, 2005 to Rs. 1,011 million for the year ended March 31, 2006.
India and AsiaPac IT Services and Products.
          Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 16% of our revenue and 7% of our operating income for the year ended March 31, 2007.
          The operations of 3D Networks are currently reviewed by our Chief Operating Decision Maker, or CODM, as a integral part of India and AsiaPac IT Services and Products segment, and have accordingly been reported under this segment.

	Year ended March 31,
	2005	2006	2007
		(in millions)
Revenue
Services	Rs. 4,709	Rs. 6,097	Rs. 8,369
Products	8,686	10,378	15,494
Total	13,395	16,475	23,863
Gross profit
Services	2,030	2,548	3,757
Products	871	1092	1,551
Total	2,901	3,640	5,308
Selling and marketing expenses	(1,150)	(1,392)	(2,068)
General and administrative expenses	(788)	(841)	(1,198)
Amortization of intangibles	—	(12)	(32)
Others, net	7	9	29
Operating income	970	1404	2,039
Revenue growth rate over prior period	42%	23%	45%
Gross margin	22%	22%	22%
Operating margin	7%	9%	9%

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 13,403 million, Rs.16,477 million and Rs. 23,888 for the years ended March 31, 2005, 2006 and 2007 respectively.
Analysis of year ended March 31, 2007 and 2006
▪	India and AsiaPac IT Services and Products revenue increased by 45% from Rs. 16,477 million for the year ended March 31, 2006 to Rs. 23,888 million for the year ended March 31, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 50% from Rs. 10,380 million for the year ended March 31, 2006 to Rs. 15,520 million for the year ended March 31, 2007. The increase is attributable to an increase in revenue from traded products by 42% and in manufactured products by 35%.

Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 37% from Rs. 6,097 million in the year ended March 31, 2006 to Rs. 8,369 million for the year ended March 31, 2007. The increase was primarily due to an increase in revenue from service lines including consulting services, system integration services and total outsourcing services, and growth in our core business of hardware and software support and maintenance services.

▪	As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the years ended March 31, 2006 and 2007. Our gross profit as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products improved by 3% from 42% for the year ended March 31, 2006 to 45% for the year ended March 31, 2007. This improvement was primarily due to higher realization rates and better utilization of the personnel.

This decline was offset by a marginal decline in gross profit as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products from 11% for the year ended March 31, 2006 to 10% for the year ended March 31, 2007. Our gross margin for Products has declined due to an increase in the proportion of revenues from products with lower gross margins.

▪	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 49% from Rs. 1,392 million for the year ended March 31, 2006 to Rs. 2,068 million for the year ended March 31, 2007. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment, an increase in compensation costs as part of our compensation review in October 2006, an increase in dealer commission consequent to an increase in proportion of sales initiated through distribution channels and an increase in a marketing activities which is in line with the increase in the business volumes.

▪	General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 42% from Rs. 841 million for the year ended March 31, 2006 to Rs. 1,198 million for the year ended March 31, 2007. This was primarily due to an increase in compensation costs as part of our compensation review in October 2006.

▪	As a result of the above, operating income of our India and AsiaPac IT Services and Products increased by 46% from Rs. 1,404 million for the year ended March 31, 2006 to Rs. 2,039 million for the year ended March 31, 2007.
Analysis of year ended March 31, 2006 and 2005
▪	India and AsiaPac IT Services and Products revenue increased by 23% from Rs. 13,403 million for the year ended March 31, 2005 to Rs. 16,477 million for the year ended March 31, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 19% from Rs. 8,694 million for the year ended March 31, 2005 to Rs. 10,380 million for the year ended March 31, 2006. The increase was attributable to an increase in revenue from traded products by 22% and in manufactured products by 11%.

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

▪	As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the years ended March 31, 2005 and 2006. Our gross profit as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products declined by 1% from 43% for the year ended March 31, 2005 to 42% for the year ended March 31, 2006. This decline was offset by an increase in the gross profit as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products by 1% from 10% for the year ended March 31, 2005 to 11% for the year ended March 31, 2006.

▪	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 21% from Rs. 1150 million for the year ended March 31, 2005 to Rs. 1,392 million for the year ended March 31, 2006. This was primarily due to two factors. First, an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and an increase in compensation costs as part of our compensation review in November 2005. Second, an increase in shipping and handling costs from Singapore to customer locations on account of an increase in proportion of revenues from our overseas manufacturing facilities.

▪	General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 7% from Rs. 788 million for the year ended March 31, 2005 to Rs. 841 million for the year ended March 31, 2006. This was primarily due to an increase in compensation costs as part of our compensation review in November 2005.

▪	As a result of the above, operating income of our India and AsiaPac IT Services and Products increased by 45% from Rs. 970 million for the year ended March 31, 2005 to Rs. 1,404 million for the year ended March 31, 2006.
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 5% of our revenue and 4% of our operating income for the year ended March 31, 2007.
Consumer Care and Lighting

	Year ended March 31,
	2005	2006	2007
		(in millions)
Revenue	Rs. 4,555	Rs. 5,625	Rs. 7,563
Gross profit	1,629	2,069	2,658
Selling and marketing expenses	(877)	(1,160)	(1,483)
General and administrative expenses	(82)	(102)	(120)
Amortization of intangibles	(18)	(21)	(4)
Others, net	19	13	19
Operating income	671	799	1,069
Revenue growth rate over prior period	28%	23%	34%
Gross margin	36%	37%	35%
Operating margin	15%	14%	14%
          We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.
Analysis of year ended March 31, 2007 and 2006
▪	Consumer Care and Lighting revenue increased by 34% from Rs. 5,625 million for the year ended March 31, 2006 to Rs. 7,563 million for the year March 31, 2007. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products, an increase in the prices of certain products and the integration of sales from our acquisition of Northwest.

▪	As a percentage of Consumer Care and Lighting revenue, gross profit decreased by 2% from 37% for the year ended March 31, 2006 to 35% for the year ended March 31, 2007. This was primarily due to an increase in the proportion of revenue from furniture and lighting products, which typically have lower gross margins as compared to soap products.

▪	Selling and marketing expenses for our Consumer Care and Lighting business increased by 28% from Rs. 1,160 million for the year ended March 31, 2006 to Rs. 1,483 million for the year ended March 31, 2007. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and increase in sales personnel and increase in compensation costs.

▪	As a result of the above, operating income of our Consumer Care and Lighting business increased by 34% from Rs. 799 million for the year ended March 31, 2006 to Rs. 1,069 million for the year ended March 31, 2007.
Analysis of year ended March 31, 2006 and 2005
▪	Consumer Care and Lighting revenue increased by 23% from Rs. 4,555 million for the year ended March 31, 2005 to Rs. 5,625 million for the year March 31, 2006. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products, lighting (luminous and compact fluorescent lamp).

▪	As a percentage of Consumer Care and Lighting revenue, gross profit increased by 1% from 36% for the year ended March 31, 2005 to 37% for the year ended March 31, 2006. This was due to an increase in the proportion of revenues from soap products which typically have higher margins than lighting products.

▪	Selling and marketing expenses for our Consumer Care and Lighting business increased by 32% from Rs. 877 million for the year ended March 31, 2005 to Rs. 1,160 million for the year ended March 31, 2006. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and an increase in sales personnel and an increase in compensation costs.

▪	General and administrative expenses for Consumer Care and Lighting increased by 24% from Rs. 82 million for the year ended March 31, 2005 to Rs. 102 million for the year ended March 31, 2006. The increase was primarily due to an increase in compensation costs as part of our compensation review which is effective from November 2005.

▪	As a result of the above, operating income of our Consumer Care and Lighting increased by 19% from Rs. 671 million for the year ended March 31, 2005 to Rs. 798 million for the year ended March 31, 2006.
Others, including reconciling items
Analysis of year ended March 31, 2007 and 2006
▪	Revenue from Others increased from Rs. 3,279 million for the year ended March 31, 2006 to Rs. 7,063 million for the year ended March 31, 2007. This was primarily due to integration of the revenues arising from our acquisition of Hydrauto Group of Rs. 2,756 million and an increase in revenue from the sale of hydraulic cylinders and tipping gear systems.

▪	As a percentage of revenue, gross profit declined from 25% of revenue for the year ended March 31, 2006 to 19% of revenue for the year ended March 31, 2007. This was primarily due to integration of our acquisition of Hydrauto Group, which reported a gross profit of 13% during the year ended March 31, 2007.

▪	Selling and marketing expenses for Others, including reconciling items, have increased from Rs. 270 million for the year ended March 31, 2006 to Rs. 523 million for the year ended March 31, 2007. This increase is attributable to an increase in use of premium distribution channel for deliveries and due to integration of Hydrauto Group during the year ended March 31, 2007.

▪	General and administrative expenses for Others, including reconciling items, have increased from Rs. 151 million for the year ended March 31, 2006 to Rs. 596 million for the year ended March 31, 2007. This was primarily due to integration of our acquisition of Hydrauto Group during the year ended March 31, 2007.

▪	As a result of the above, operating income of Others, including reconciling items, declined from Rs. 360 million for the year ended March 31, 2006 to Rs. 231 million for the year ended March 31, 2007.

Analysis of year ended March 31, 2006 and 2005
•	Revenue from Others increased by 22% from Rs. 2,681 million for the year ended March 31, 2005 to Rs. 3,279 million for the year ended March 31, 2006. This was primarily due to a 37% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Wipro Infrastructure Engineering business.

•	Selling and marketing expenses for Others, including reconciling items, increased by 25% from Rs. 216 million for the year ended March 31, 2005 to Rs. 270 million for the year ended March 31, 2006.

•	General and administrative expenses for Others, including reconciling items, increased by 12% from Rs. 135 million for the year ended March 31, 2005 to Rs. 151 million for the year ended March 31, 2006.

•	As a result of the above, operating income of Others, including reconciling items, declined by Rs. 31 million from Rs. 391 million for the year ended March 31, 2005 to Rs. 360 million for the year ended March 31, 2006.
Acquisitions
Acquisition of Ownership Interest in a Subsidiary
          As of March 31, 2005, we held approximately 93% of the outstanding equity shares of Wipro BPO Solutions Limited which we refer to as Wipro BPO. The remaining shares were held by employee shareholders.
          During the year ended March 31, 2006, we acquired the 7% balance from the employee shareholders at fair value for an aggregate consideration of Rs. 852 million. This step-acquisition resulted in goodwill and intangibles of Rs. 304 million and Rs. 15 million respectively. As a result of this transaction, Wipro BPO became our wholly owned subsidiary.
We completed the following acquisitions during the year ended March 31, 2006.
mPower Software Services Inc. and subsidiaries
          In December 2005, we acquired 100% of the equity of mPower Software Services Inc. and subsidiaries (mPower) including the minority shareholding held by MasterCard International in mPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs. 1,275 million. mPower Software Services Inc. is a US based Company engaged in providing IT services in the payments service sector.
          As a part of this acquisition, we plan to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. We believe that through this acquisition, we will be able to expand domain expertise in the payment service sector and increase the addressable market for IT services.
     The total purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets	Rs.	185
Customer-related intangibles		513
Deferred tax liabilities		(177)
Goodwill		754

Total	Rs.	1,275

BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
          In December 2005, we acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included an upfront consideration of Rs. 1,156 million, subject to working capital adjustments, and an earn-out of Euro 27 million to be determined and paid in the future based on financial targets being achieved over a 3 year period. During the year ended March 31, 2007, we paid an additional consideration of Rs. 69 million towards the working capital adjustment. We have determined that a portion of the earn-out, up to a maximum of Euro 2 million is linked to the continuing employment of one of the selling shareholders. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.

          We believe that through this acquisition, we have acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables us to access over 20 customers in the product engineering space.
          The purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets	Rs.	307
Customer-related intangibles		117
Technology-related intangibles		96
Deferred tax liabilities		(53)
Goodwill		758

Total	Rs.	1,225

We completed the following acquisitions during the year ended March 31, 2007.
cMango Inc. and subsidiaries
          In April 2006, we acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration (including direct acquisition costs) included a cash payment of Rs. 884 million and an earn-out of USD 12 million to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
          We believe that through this acquisition we will expand our operations in the Business Management Services sector. This acquisition also enables us to access over 20 customers in the Business Management services sector.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets/(liabilities)	Rs.	(23)
Customer-related intangibles		132
Deferred tax liabilities		(46)
Goodwill		821

Total	Rs.	884

RetailBox BV and subsidiaries
          In June 2006, we acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration (including direct acquisition costs) included a cash payment of Rs. 2,442 million and an earn-out of Euro 11 million to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
          Through this acquisition we aim to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimization and integration. Further, through this acquisition, we aim to expand domain expertise both in the retail and technology sectors and obtain a presence in five different geographical locations.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets	Rs.	389
Customer-related intangibles		298
Deferred tax liabilities		(104)
Goodwill		1,859

Total	Rs.	2,442

Northwest Switchgear Limited
          In May 2006, we acquired a substantial portion of the business of North-west Switchgear Limited a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name North-West. The consideration (including direct acquisition costs) included a cash payment of

Rs 1,132 million and an earn-out of Rs. 200 million to be determined and paid in the future based on achievement of a specified revenue levels over a period of four years. Further, we have entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for us using certain assets and employees retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by us for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved.
          Based on the guidance in EITF Issue No. 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business, we have accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name North-West.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets	Rs.	34
Marketing-related intangibles		1,098

Total	Rs.	1,132

Saraware Oy
          In June 2006, we acquired 100% of the equity of Saraware Oy (Saraware) a Company involved in providing design and engineering services to telecom companies. We acquired Saraware for an aggregate consideration of Rs. 947 million and an earn-out of Euro 7 million to be determined and paid in future based on financial targets being achieved over a period of 18 months. In addition, amounts collected against certain specific reward/ incentive assets at the acquisition date are payable to the sellers. We have paid Rs. 149 million against specific reward/ incentives collected and Rs. 19 million as earn-out against targets achieved during the period ended March 31, 2007. The earn-out and the additional payments are recorded as additional purchase price when the related contingencies are resolved.
          Through this acquisition we aim to expand our presence in the engineering services space in Finland and the Nordic region.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets/(liabilities)	Rs.	187
Customer-related intangibles		254
Deferred tax liabilities		(89)
Goodwill		763

Total	Rs.	1,115

Quantech Global Services
          In July 2006, we acquired 100% of the equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides computer aided design and engineering services. The consideration includes upfront cash payment of Rs. 142 million, a deferred cash payment of USD 3 million and an earn-out to be determined and paid in the future based on specific financial targets being achieved over a period of 36 months.
          Through this acquisition, we aim to strengthen our presence in the mechanical engineering design and analysis services sector.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets/(liabilities)	Rs.	(230)
Customer-related intangibles		45
Deferred tax liabilities		(16)
Goodwill		482

Total	Rs.	281

Hydrauto Group

          In November 2006, we acquired 100% of the equity of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration (including direct acquisition cost) included cash payment of Rs. 1,412 million. Through this acquisition we aim to gain an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets/(liabilities)	Rs.	202
Customer-related intangibles		74
Deferred tax liabilities		(25)
Goodwill		1,161

Total	Rs.	1,412

3D Networks
          In November 2006, we acquired 100% of the equity of the India, Middle East and South Asian operations of 3D Networks and Planet PSG. 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions and managed services. These specialized solutions are deployed in the ITES/IT, Telecom, Banking and Finance, Government and Service verticals. Planet PSG provides professional services on voice and speech platforms in the Asia Pacific region. The consideration (including direct acquisition cost) included upfront cash payment of Rs. 904 million and a maximum earn-out of USD 44 million to be determined and paid in the future based on achieving certain agreed financial targets over a 24 months period. We believe that this acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as the most comprehensive IT Solutions provider across segments.
          The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
	(in millions)
Net tangible assets/(liabilities)	Rs.	508
Customer-related intangibles		136
Deferred tax liabilities		(46)
Goodwill		306

Total	Rs.	904

          For all the above acquisitions except New Logic and mPower, the purchase consideration has been allocated on a preliminary basis based on management’s estimates. We are in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation, which is expected to be completed during the period ending June 30, 2007 may result in certain adjustments to the above allocations.
Stock compensation expense
          Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, we used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for its employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
          We have adopted SFAS No. 123(R) using the modified prospective application method. Under this approach we have recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R), we have recognized additional compensation expense of Rs. 165.00 million for the year ended March 31, 2007.
          As of March 31, 2007, there were 7,499,980 options outstanding under our WRSUP 2004 plan and 1,551,330 options outstanding under our WARSUP 2004 plan. The compensation cost arising from such grants is being amortized over the vesting period of five years.

          As a result of the above, we have amortized stock compensation expenses of Rs. 354 million, Rs. 652 million and Rs. 1,336 million for the years ended March 31, 2005, 2006 and 2007 respectively.
          The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
          The allocation is as follows:

	Year ended March 31,
	2005		2006		2007
			(in millions)
Cost of revenue	Rs.	238	Rs.	437	Rs.	1,045
Selling and marketing expenses		49		75		169
General and administrative expenses		67		140		122

	Rs.	354	Rs.	652	Rs.	1,336

Amortization of Intangible Assets
          Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 140 million, Rs. 94 million and Rs. 379 million for the years ended March 31, 2005, 2006 and 2007 respectively.
Foreign Exchange Gains/(Losses), net
          Foreign exchange gains, net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency; and

•	The changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transaction occurs along with the hedged item.
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

          WeP Peripherals (WeP). We held a 36.9% interest as of March 31, 2006 in WeP Peripherals. In December 2006, we sold a portion of our interest in WeP Peripherals subsequent to which, our ownership interest in WeP Peripherals reduced to 15% and we do not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, we now account for our investment under the cost method.
          W M Netserv. We record our 80.1% ownership interest in WM Netserv by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right.
Income Taxes
          Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2005, 2006 and 2007 our tax benefits were Rs. 4,591 million, Rs. 4,721 million and Rs. 6,464 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties.
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
          We have received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 million (including interest of Rs. 750 million). The tax demands were primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961 (Act), in respect of profits earned by our undertakings in Software Technology Park at Bangalore. We had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal.
          In March 2007, the first Income tax appellate authority upheld the deductions claimed by us under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003.
          In December 2006, we received an additional tax demand of Rs. 3,027 million (including interest of Rs. 753 million) for the financial year ended March 31, 2004 on similar grounds as earlier years. We have filed an appeal against this demand. Considering the facts and nature of disallowance and the order of the appellate authority upholding our claims for earlier years, we believe that the final outcome of the above dispute should be in our favor and there will not be any material impact on our financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand raised.
          Although we currently believe we will ultimately prevail in our appeals, the results of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeals, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
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

Liquidity and Capital Resources
          We have historically financed our working capital and capital expenditure significantly through our operating cash flows. As of March 31, 2007, we had cash and cash equivalents of Rs. 12,418 million, investments in liquid and short-term mutual funds of Rs. 32,410 million and unused lines of credit of approximately Rs. 3,204 million, US$ 25 million and GBP 6 million from our bankers for working capital requirements. To utilize this line of credit we need to comply with certain financial covenants. As of March 31, 2007 we were in compliance with such financial covenants.
          Cash provided by operating activities for the year ended March 31, 2007 was Rs. 30,162 million against Rs. 20,192 million in the year ended March 31, 2006. This increase of 49% was primarily driven by a 44% increase in net income from Rs. 20,270 million for the year ended March 31, 2006 to Rs. 29,169 million for the year ended March 31, 2007. Depreciation and amortization increased from Rs. 3,195 million for the year ended March 31, 2006 to Rs. 4,309 million for the year ended March 31, 2007. Similarly stock based compensation increased from Rs. 662 million for the year ended March 31, 2006 to Rs. 1,336 million for the year ended March 31, 2007. This increase is primarily due to new stock options granted during the year. The increase in individual line under operating asset and liability was generally consistent with the increase in business volumes during the year.
          Cash used in investing activities for the year ended March 31, 2007 was Rs. 21,377 million against Rs. 17,299 million in the year ended March 31, 2006. During the year ended March 31, 2007, Rs. 7,800 million was utilized for acquisitions against Rs. 2,777 million utilized during the year ended March 31, 2006. This increase was primarily driven by our business growth strategies. We expect to continue fund acquisitions through cash generated from operations. During the year ended March 31, 2007, we utilized Rs. 11,392 million for acquiring property, plant and equipment which was consistent with an increase in operations and business volumes. The remaining amounts were invested in liquid and short-term mutual funds.
          Cash used in financing activities for the year ended March 31, 2007 was Rs. 5,180 million against Rs. 305 million of cash provided by financing activities during the year ended March 31, 2006. This increase was primarily due to dividends paid amounting to Rs. 16,111 million which is offset by cash receipts on issuance of equity shares amounting to Rs. 8,894 million and short-term borrowings amounting to Rs. 1,825 million.
          We have proposed to pay a cash dividend of Re. 1 per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (excluding corporate dividend tax) of approximately Rs. 1,459 million.
          As of March 31, 2007 we had contractual commitments of Rs. 3,432 million ($ 80 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
          In our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in future. Details are given below. We currently intend to finance our planned construction and expansion entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2007.

Maximum Earn-out payable
Acquired entity	Earn-out Period
RetailBox BV and subsidiaries (Enabler)	Euro 11 Million
2 years
BVPENTE Beteiligungsverwaltung GmbH and its	Euro 27 Million
subsidiaries (New Logic)	3 years
North-West Switchgear Limited	Rs. 200 Million
4 years
India, Middle East and SAARC operations of 3D	USD 44 million
Networks and Planet PSG	2 years
Saraware Oy	Euro 7 Million
1.5 years
cMango Inc and subsidiaries (cMango)	USD 12 Million
2 years
Quantech Global Services (Quantech)	To be determined
3 years

          In the normal course of business, we transfer accounts receivables and employee advances (financial assets). These transfers can be with or without recourse. As at March 31, 2007, we had transferred financial assets of Rs. 480 million.
          Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
          Off-Balance Sheet Arrangements
          We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.
          Contractual obligations
          The table of future payments due under contractual commitments as of March 31, 2007, aggregated by type of contractual obligation, is given below:
In Rs. million

	Total	Payments due in
	contractual				2012-13
	payment	2007-08	2008-10	2010-12	onwards
Long-term debt	888	328	530	30	—
Non-cancelable operating lease obligation	2,573	395	699	526	953
Capital Commitments	3,432	3,432	—	—	—
Purchase obligations	3,160	3,160	—	—	—
Other long-term liabilities(1)	277	128	149	—	—
          Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty is included as a purchase obligation.
          (1) In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of March 31, 2007, was Rs. 492 million. This accrued liability is included under other long-term liabilities in the consolidated balance sheet. This amount is impacted by, among other items, pension expense funding levels, change in plan demographics and assumptions, return on plan assets etc. Because the accrued liability does not represent expected liquidity needs, we did not include this amount in the contractual obligation table. This was completely funded in April 2007.
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
          CoEs are designed to enable growth of existing practice and/or create a new practice. CoEs focus on creating competencies in specific existing and emerging technologies and domains. CoEs create thought leadership by publishing white papers and participating in industry forums. Currently, we have CoEs focusing on Wireless and

Broadband Communication, Computing Platforms like Grid Computing, e-Biz technologies like Web services, Retail Supply chain management and other similar areas.
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
          Research and development expenditures for the years ended March 31, 2005, 2006 and 2007 were Rs. 274 million, Rs. 202 million and Rs. 268 million, respectively.
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
          Gross profit as a percentage of revenues in our IT Services and Products business decreased from 36% in the year ended March 31, 2006 to 34% in the year ended March 31, 2007. We anticipate difficulty in sustaining or improving our profits due to:
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
          BPO Services. Although we believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue, we have experienced pricing pressures in our BPO Services business due to increased competition among IT companies. Gross profit as a percentage of revenues in BPO Services increased from 24% in the year ended March 31, 2006 to 34% in the year ended March 31, 2007. We anticipate difficulty in sustaining or improving our profits due to, among other things, the impact of the high percentage on fixed costs, attrition rates and composition of voice based services in our revenues from BPO services. Our BPO Services business segment is also subject to seasonal fluctuations.
          India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM and HP have identified India as a key focus area. The gross margins in the products component of this business segment decreased by 1% from 11% for the year ended March 31, 2006 to 10% for the year ended March 31, 2007.
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
          Dividends. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and the interim dividends are recorded as a liability on the date of declaration by the board of directors.
Recent accounting pronouncements
          FASB Interpretation No. 48. . In July 2006, the FASB issued Interpretation (FIN) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of SFAS No. 109, Accounting for Income Taxes, and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, as a result, is effective for the Company commencing April 1, 2007. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. The Company is currently evaluating the impact of FIN 48 on the consolidated financial statements.
          SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. We are currently evaluating the impact of SFAS No. 157 on our financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.
          SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. We are currently evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.
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
          We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.
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

Volume discount.
          We account for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in our arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. We recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on its estimate of the customer’s future purchases. If we cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
Accounting Estimates
          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.
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
          We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical cost or market value.
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
          We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2007, the U.S. branch’s net assets amounted to approximately $ 155 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2007.
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
          Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivatives as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
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
          As of March 31, 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
          Our directors and executive officers, their respective ages and positions as of March 31, 2007 are as follows:

Name	Age	Position
Azim H. Premji	61	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S Ganguly	71	Director
B.C. Prabhakar	63	Director
Dr. Jagdish N. Sheth	68	Director
Narayanan Vaghul	70	Director
Bill Owens	67	Director
P.M. Sinha	66	Director
Suresh C. Senapaty	50	Chief Financial Officer, and Executive Vice President, Finance
Pratik Kumar	41	Executive Vice President, Human Resources
Suresh Vaswani	47	President-Global IT Service Lines, Wipro Technologies; President-Wipro Infotech
Vineet Agrawal	45	President, Wipro Consumer Care & Lighting
Ranjan Acharya	46	Senior Vice President, Human Resources Development
Girish S Paranjpe	49	President-Banking, Finance and Insurance Vertical, Wipro Technologies
Sudip Banerjee	47	President-Enterprise Solutions, Wipro Technologies
Dr. A.L. Rao	58	President, Technology Services and Chief Operating Officer
Ramesh Emani	50	President-Embedded & Product Engineering Solutions, Wipro Technologies
          Azim H. Premji has served as our Chief Executive Officer, Chairman of our Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University.
          Dr Ashok Ganguly has served as a Director on our Board since 1999. He is currently the Chairman of Firstsource Solutions Ltd (formerly ICICI OneSource Ltd) and ABP Pvt Ltd (Ananda Bazar Patrika Group) and has been a Director on the Central Board of the Reserve Bank of India, since November 2000. Dr Ganguly also currently serves as a non-executive director of Mahindra & Mahindra, ICICI Knowledge Park and Tata AIG Life Insurance Co Ltd and a Director on the Advisory Board of Microsoft Corporation (India) Pvt Ltd. He is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the USA. He is also a member of the National Knowledge Commission to the Prime Minister. He is a former member of the Board of British Airways Plc (1996-2005).
          B.C. Prabhakar has served as a Director on our Board since February 1997. He is a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University. Mr. B C Prabhakar serves as a non-executive Director of Automotive Axles Limited and 3M India Limited
          Dr. Jagdish N. Sheth has served as a Director on our Board since January 1999. He is a professor at Emory University since July 1991. Dr Sheth is also on the Boards of Cryo-Cell International Inc, Adayana Inc, Shasun Chemicals and Drugs Limited and Manipal AcuNova Private Limited. Dr. Sheth holds a B. Com (Honors) from Madras University, an M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh.
          Narayanan Vaghul has served as a Director on our Board since June 1997. He was the Chairman of the Board of ICICI Limited since September 1985 and after its merger with ICICI Bank Limited continues to be the Chairman of the combined entity. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra World City Developers Limited, Nicholas Piramal India, Ltd., Hemogenomics Pvt. Ltd., Himatsingka Seide Limited, Asset Reconstruction Company India Limited, Air India Engineering Services Limited, Azim Premji Foundation, Air India Air Transport Services Limited, Apollo Hospitals Enterprise Limited and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, Apollo Hospitals and Nicholas Piramal India Ltd. Mr. N Vaghul is also a member of the Audit Committee in Arcelor Mittal, Air India Limited, Nicholas Piramal India Limited and Mahindra World City Developers Limited. Mr N. Vaghul is also the lead independent Director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University.

          Priya Mohan Sinha became a Director of our company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bata India Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited and Azim Premji Foundation. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.
          Mr. Bill Owens has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., a media communications company; Daimler Chrysler AG, an automotive company; Embarq, Intelius and Force 10. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University. Mr Owens is a director in our company from July 1, 2006.
          Suresh C. Senapaty has served as our Chief Financial Officer and Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.
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
          Girish S Paranjpe has served as President – Banking, Finance and Insurance Vertical of Wipro Technologies since October 2000, and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.
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

Compensation
Director Compensation
          Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee of $ 224.82 (Rs. 10,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders, as follows:
1.	Dr. Ashok S Ganguly receives approximately $ 27,842 (Rs. 1,200,000) per year.

2.	Narayan Vaghul receives approximately $ 32,482 (Rs. 1,400,000) per year.

3.	Dr. Jagdish N. Sheth receives approximately $ 50,000 (Rs. 2,155,000) per year.

4.	P. M. Sinha receives approximately $ 23,201 (Rs. 1,000,000) per year.

5.	B. C. Prabhakar receives approximately $ 13,921 (Rs. 600,000) per year.

6.	Bill Owens receives approximately $60,000 (Rs. 2,568,000) per year.
          In the fiscal year ended March 31, 2007, we paid an aggregate of $ 207,446 (Rs. 8,923,000) as commission to our non-employee directors.
          Executive Compensation
          The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2007 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation ($)

	Salary and	Commission/In
Name	allowances	centives (1)	Housing (2)	Others
Azim H. Premji	$100,004	$556,845	$48,724	$15,949

Suresh C. Senapaty	168,295	55,899	25,058	2,891

Pratik Kumar	140,902	46,753	—	9,372

Vineet Agrawal	148,779	56,562	—	3,336

Suresh Vaswani	166,254	53,627	5,068	734

Sudip Banerjee	154,082	46,344	—	480

Girish S. Paranjpe	149,327	71,261	10,900	519

Dr. A.L. Rao	158,676	60,853		1,791

Ranjan Acharya	106,621	37,547		43

Ramesh Emani	154,859	53,997		864

1.	Azim H. Premji was paid commissions at the rate of 0.3% on incremental Net Profits of the Company over the previous year. Net Profits are computed in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2007.

	Long Term Compensation ($)
				No. of RSUs
		No. of Equity		granted
	Deferred	Shares Granted	Grant	during the
Name	benefits(1)(2)	during the year	Price	year	Grant price
Azim H. Premji	109,426	—	—	—	—

Suresh C. Senapaty	13,193	—	—	14,000	0.05

Pratik Kumar	12,111	—	—	14,000	0.05

Vineet Agrawal	9,285	—	—	14,000	0.05

Suresh Vaswani	13,015	—	—	14,000	0.05

Sudip Banerjee	13,833	—	—	14,000	0.05

Girish S. Paranjpe	13,520	—	—	14,000	0.05

Dr. A.L. Rao	12,385	—	—	7,000	0.05

Ranjan Acharya	9,771	—	—	9,000	0.05

Ramesh Emani	13,088	—	—	14,000	0.05

(1)	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a Pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

(2)	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.
          We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
          Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2007, we had seven directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as non-retiring directors. Currently, Azim H. Premji is a non-retiring director.
The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2007	2 years and seven months
Dr. Jagdish Sheth	Annual General Meeting 2008	Retirement by rotation
Dr. Ashok S Ganguly	Annual General Meeting 2008	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2007	Retirement by rotation
N. Vaghul	Annual General Meeting 2007	Retirement by rotation
P. M. Sinha	Annual General Meeting 2009	Retirement by rotation
Bill Owens	Annual General Meeting 2009	Retirement by rotation
Option Grants
          There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years ended March 31, 2006 and 2007. Details of options granted to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
          Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2007. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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
          The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Ranjan Acharya, Suresh Vaswani, Sudip Banerjee, Dr. A.L. Rao, Vineet Agrawal and Ramesh Emani provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.
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
Board Committee Information
          Audit Committee
          The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities are:

•	Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders

•	Compliance with legal and statutory requirements

•	Integrity of the Company’s financial statements, discussing with the independent auditors the scope of the annual audits, and fees to be paid to the independent auditors.

•	Performance of the Company’s Internal Audit function, Independent Auditors and accounting practices.

•	Review of related party transactions, functioning of Whistle Blower mechanism, and

•	Implementation of the applicable provisions of the Sarbanes Oxley Act 2002 including review on the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act 2002.
          The Chairman of the Audit Committee is present at the Annual General Meeting. All members of our Audit Committee are independent non executive directors and financially literate. The Chairman of our Audit Committee has the accounting or related financial management expertise.
          Independent Auditors as well as Internal Auditors always have independent meetings with the Audit Committee and also participate in the Audit Committee meetings.
          Our Executive Vice President-Finance & CFO and other Corporate Officers make periodic presentations to the Audit Committee on various issues.
          The Audit Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee
          Our Audit Committee held five meetings during our 2007 fiscal year. Our Audit Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com.
          Board Governance and Compensation Committee
          The primary responsibilities of the Board Governance and Compensation Committee are:
•	Determine and approve salaries, benefits and stock option grants to Senior Management employees and Directors of our Company.

•	Act as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time

•	Develop and recommend to the Board Corporate Governance Guidelines applicable to the Company

•	Evaluation of the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors
          Lay down policies and procedures to assess the requirements for induction of new members on the Board.
          Our Executive Vice President-Human Resources makes periodic presentations to the Board Governance and Compensation Committee on compensation reviews and performance linked compensation recommendations.
          All members of the Board Governance and Compensation Committee are independent non-executive directors.

Dr. Ashok S Ganguly	Chairman of the Board Governance and Compensation Committee

Messrs. N. Vaghul and P.M. Sinha	Members of the Board Governance and Compensation Committee
          Our Board Governance and Compensation Committee held four meetings during our 2007 fiscal year. Our Board Governance & Compensation Corporate Governance Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com.
          Employees
          Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

     Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.
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
Share Ownership
     The following table sets forth, as of March 31, 2007, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.
     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 30, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which, was Rs. 43.10 per $ 1.00. The share numbers and percentages listed below are based on 1,458,999,650 equity shares outstanding as of March 31, 2007.

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant
Name	owned	Owned	Granted	Price ($)	Date of expiration
Azim H. Premji (1)	1,161,136,260	79.58	—	—	—
B. C. Prabhakar (2)	3,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	—	—	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha	20,000	*	—	—	—
Suresh C. Senapaty	122,300	*	14,400	0.05	October 2010
			14,000	0.05	July 2011
Pratik Kumar	59,100	*	14,400	0.05	October 2010
			14,000	0.05	July 2011
Vineet Agrawal	138,600	*	14,400	0.05	October 2010
			14,000	0.05	July 2011
Suresh Vaswani	96,948	*	16,800	0.05	October 2010
			14,000	0.05	July 2001
Sudip Banerjee	52,000	*	16,800	0.05	October 2010
			14,000	0.05	July 2011
Girish S. Paranjpe	49,000	*	16,800	0.05	October 2010
			14,000	0.05	July 2011
Dr. A.L. Rao	82,360	*	16,800	0.05	October 2010
			7,000	0.05	July 2011
Ranjan Acharya	21,000	*	12,000	0.05	October 2010
			9,000	0.05	July 2011
Ramesh Emani	24,700	*	16,800	0.05	October 2010
			14,000	0.05	July 2011

*	Represents less than 1% of the shares.

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,434,600 shares held jointly by Mr. Premji and members of his immediately family and 8,316,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd and 10,000 shares held by Azim Premji Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Pvt. Ltd and 10,000 shares held by Azim Premji Foundation Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.
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
     Our 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under our 2000 stock plan will be determined by the committee. Normally, the term of options granted under our 2000 stock plan may not exceed seven years.
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
     There are no stock options outstanding under this plan and we do not intend to grant options under this plan.
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
Item 7. Major Shareholders And Related Party Transactions
Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2007, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 1,458,999,650 equity shares outstanding as of March 31, 2007.

		Number of Shares
		beneficially held as of
Name of Beneficial Owner	Class of Security	March 31, 2007	% of Class
Azim H. Premji (1)	Equity	1,161,136,260	79.58
Hasham Traders	Equity	326,259,000	22.36
Prazim Traders	Equity	325,017,000	22.28
Zash Traders	Equity	324,244,800	22.22

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,434,600 shares held jointly by Mr. Premji and members of his immediately family and 8,316,000 shares held by the Azim Premji Foundation (I) Pvt. Ltd and 10,000 shares held by Azim Premji Foundation Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Pvt. Ltd and 10,000 shares held by Azim Premji Foundation Pvt. Ltd.
     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2007, are held by approximately 20,229 holders of record in the United States.
     Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently, 7.85% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States of America and elsewhere. We are not aware of which FIIs, NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Please refer the following financial statements and the Auditor’s Report under item 18 in this Annual Report for the fiscal year ended March 31, 2007:
•	Report of the independent registered public accounting firm;

•	Consolidated Balance Sheet as of March 31, 2006 and 2007;

•	Consolidated Statements of Income for the years ended March 31, 2005, 2006 and 2007;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2005, 2006 and 2007;

•	Consolidated statements of Cash Flows for the years ended March 31, 2005, 2006 and 2007; and

•	Notes to the Consolidated Financial Statements.
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
     For the year ended March 31, 2005, we paid a final dividend of Rs. 2.50 per equity share. For the year ended March 31, 2006, we paid a final dividend of Rs. 5 per equity share.
     For the year ended March 31, 2007, the Board of Directors approved an interim cash dividend of Rs. 5 per share totaling to Rs. 8,253.05. In accordance with Indian regulations an amount equivalent to the interim cash dividend, net of taxes amounting to Rs. 7,237.88 has been transferred to a specific bank account pending payment to the shareholders. The balance in this bank account can only be used to pay the specified dividend, are not available for general use and are accordingly reflected as restricted cash in the consolidated balance sheet.
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
     The Board of Directors has, subject to the approval of shareholders at the forthcoming Annual General Meeting in July 18, 2007, recommended a final dividend of Re. 1 per share on equity shares and ADSs for the year ended March 31, 2007. The dividend, if declared, will be payable to the shareholders who are on the records of the Company as on the opening hours of July 1, 2007.
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
     As of March 31, 2007, we had 1,458,999,650 issued and outstanding equity shares. This includes 22,573,070 ADSs (equivalent to 22,573,070 equity shares). As of March 31, 2007, there were approximately 197,774 record holders of our equity shares listed and traded on the Indian Stock Exchanges and approximately 20,229 record holders of ADSs.

     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the periods prior to July 2005 are re-stated to reflect the stock dividend issued by the Company in July 2005 in the ratio of 1:1.

		BSE				NSE				NYSE
		Price per equity share				Price per equity share				Price per ADS
		High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Fiscal Year ended March 31,	2007	690.00	383.00	16.01	8.89	691.00	381.25	16.03	8.80	18.44	10.18
	2006	573.00	285.55	12.88	6.41	585.90	272.00	13.17	8.65	22.38	9.62
	2005	389.00	200.00	8.91	4.59	387.50	198.00	8.88	4.54	12.85	5.81
	2004	310.17	131.88	7.15	3.04	311.67	132.90	7.18	3.06	9.90	3.05
	2003	312.50	177.17	6.58	3.73	312.50	177.17	6.58	3.73	6.72	3.71
	2002	327.50	127.50	6.89	2.69	329.00	126.50	6.92	2.66	7.34	2.83
Quarter Ended
March 31, 2007		690.00	531.00	16.01	12.32	691.00	527.15	16.03	12.23	18.44	14.62
December 31, 2006		614.00	507.65	14.25	11.78	670.00	449.50	15.55	10.43	16.39	12.96
September 30, 2006		533.90	441.25	12.39	10.24	533.65	442.30	12.38	10.26	13.31	11.23
June 30, 2006		598.90	383.00	13.90	8.89	599.00	381.25	13.90	8.80	15.50	10.18
March 31, 2006		573.00	440.20	12.88	9.89	585.90	385.00	13.17	8.66	15.49	11.90
December 31, 2005		470.00	355.00	10.57	7.98	470.00	355.75	10.57	8.00	12.75	9.62
September 30, 2005		385.80	350.05	8.67	7.87	384.80	345.20	8.65	7.76	21.60	9.59
June 30, 2005		388.00	285.55	8.72	6.42	384.90	272.00	8.65	6.12	22.38	17.59
March 31, 2005		382.50	312.50	8.77	7.17	380.00	305.18	8.71	7.00	12.55	9.81
Six Months Ended
(monthly for last six months)
April 30, 2007		600.00	515.00	13.92	11.95	604.80	515.00	14.03	11.95	17.24	15.13
March 31, 2007		618.80	531.00	14.36	12.32	609.50	527.15	14.14	12.23	16.92	14.62
February 28, 2007		690.00	536.55	16.01	12.45	691.00	549.75	16.03	12.76	18.44	15.52
January 31, 2007		660.00	566.10	15.31	13.13	675.00	561.35	15.66	13.02	18.00	15.25
December 31, 2006		614.00	542.00	14.25	12.58	613.90	521.65	14.24	12.10	16.39	14.76
November 30, 2006		604.00	523.10	14.01	12.14	670.00	449.50	15.55	10.43	16.12	14.00

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.finance.yahoo.com.
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
     BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a brokers’ strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members and due to which the trading of equity shares on the BSE has been suspended. There have been no closures of the Indian Stock Exchanges in response to “panic” trading or large fluctuations. On May 17, 2004, Exchanges have observed that there were wide fluctuations in the prices of various securities / SENSEX/Nifty, thereby resulting in a halt in the trading activity at the exchanges on two occasions, as per the Securities and Exchange Board of India or SEBI prescribed guidelines on Circuit Breakers. BSE and NSE were closed on July 28, 2005 due to rain in Mumbai. On May 22, 2006 Exchanges have observed that there were wide fluctuations in the prices of various securities / SENSEX/Nifty, thereby resulting in a halt in the trading activity,
     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement systems. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI has moved to a T+2 settlement system, and is subsequently planning to move to a T+1 settlement system.
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

     Disclosure of Price Band/Floor Price in case of listed companies
     The existing DIP guidelines require all issuers (whether listed or unlisted) making a public issue through the book building process to disclose the price band/floor price in the Red Herring Prospectus / application form. SEBI has also decided to give an option to listed issuers to either disclose the price band in the red herring prospectus or application form or to disclose the price band/floor price at least one day before the bid opens.
     Listing
     The SEBI has promulgated regulations creating an independent self-regulatory authority called the Central Listing Authority, or the CLA. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the CLA. However, currently the CLA is not fully operational. This law has since been repealed and the authority dissolved.
     The National Stock Exchange of India Limited
     The market capitalization of the capital markets (equities) segment of the NSE as of May 9, 2007 was approximately Rs. 35.81 trillion or approximately $ 831 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
     As of May 9, 2007, the NSE had 798 members comprised of 29 individual members, 736 companies, 33 firms.
     Bombay Stock Exchange Limited
     The estimated aggregate market capitalization of stocks trading on the BSE as of May 9, 2007 was approximately Rs. 8.77 trillion or approximately $ 204 billion. The BSE began allowing online trading in May 1995. As of May 9, 2007, the BSE had 854 members, comprised of 140 individual members, 672 Indian companies, 22 partnership firms and 20 composite corporate members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.
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
Item 10. Additional Information
Share Capital
     Our authorized share capital is Rs. 3,550,000,000 divided into 1,650,000,000 equity shares of Rs. 2/- each and 25,000,000 preference shares of Rs. 10/- each. As of March 31, 2007, 1,458,999,650 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding.
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
     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2007, we have seven directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji is a non-retiring director. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
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
Audit and Annual Report

     At least 21 days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting,), we must distribute to our shareholders a detailed version of our audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. Securities and Exchange Board of India (SEBI) has permitted dispatch of abridged financial statements to shareholders in India in lieu of detailed version of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.
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
Preference Shares
     Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares. However, holders of cumulative preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. Currently, we have no preference shares issued and outstanding.
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
Takeover Code and Listing Agreements
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%,10%,14%,54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser is required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.
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
     Minimum Level of public shareholding
     In order to ensure availability of floating stock on a continuous basis and to bring about greater transparency in respect of disclosure of shareholding pattern of companies, Securities and Exchange Board of India (SEBI) vide its circular dated April 13, 2006, (as amended), has decided to bring in the following policy changes to the continuous listing requirements:
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
     The companies falling in the above categories will be required to maintain the minimum level of public shareholding at 10% of the total number of issued shares of a class or kind for the purpose of continuous listing. The aforesaid requirement of maintaining minimum level of public shareholding on a continuous basis will not be applicable to government companies (as defined under Section 617 of the Companies Act, 1956), infrastructure companies (as defined under clause 1.2.1(xv) of the SEBI (DIP) Guidelines, 2000) and companies referred to the Board for Industrial and Financial Reconstruction.
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

     Increasing the public shareholding to the minimum level
     As a result of the above circular there may be two categories of companies, viz., those which are non-compliant and those which may subsequently become non-compliant on account of factors such as compliance with directions of a court, tribunal, regulatory or statutory authority, compliance with SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, re-organization of capital by way of a scheme of arrangement, etc.
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
     Overseas investment — Liberalization
•	Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 to read with Circular No. 42 dated May 12, 2005 and monetary policy pronouncement of April, 2007 of Reserve Bank of India in terms of which an Indian entity is permitted to invest up to 300 per cent of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route. Accordingly, under the automatic route for overseas investment, eligible Indian companies are permitted to invest in overseas in JV/WOS up to 300 per cent of their net worth. It was further clarified by the Reserve Bank of India that the ceiling is not applicable to the investments made out of balances held in EEFC accounts and out of the proceeds of ADR / GDR issue, as hitherto. This enables Authorized Dealers to allow remittances under automatic route up to 300 per cent of the net worth as on the date of the last audited balance sheet of the investing companies, after considering the proposals received in form ODA.

•	With a view to grant more operational flexibility to the corporates in India it has been decided to further liberalize the various Regulations as under:

•	Presently, only promoter corporates are permitted to offer guarantees on behalf of their Wholly Owned Subsidiaries (WOSs) or Joint Ventures (JVs), under the Automatic Route and issue of personal, collateral and third party guarantees requires prior approval of Reserve Bank (RBI) and is considered by them, on a case by case basis.

•	With a view to simplify the procedure, RBI has decided to enlarge the scope of guarantees covered under the Automatic Route. Accordingly, Indian entities may offer any forms of guarantee — corporate or personal, primary or collateral, guarantee by the promoter company, guarantee by group company, sister concern or associate company in India, provided that :
o	All ‘financial commitments’ including all forms of guarantees are within the overall prescribed ceiling for overseas investment of the Indian party, for example, currently within 300% of the net worth of the investing company (Indian party),

o	No guarantee is open ended, for example, the amount of the guarantee should be specified upfront; and

o	As in the case of corporate guarantees, all guarantees are required to be reported to RBI, in Form ODR.
General Permission for disinvestment
Currently, in terms of Regulation 16 of Notification No.FEMA 120/RB-2004 dated July 7, 2004, all disinvestments that involve a ‘write off’ i.e. where the amount repatriated on disinvestment is less than the amount of the original investment, can be made by the Company.
•	in cases where the JV / WOS is listed in the overseas stock exchange.

•	in cases where the Indian promoter company is listed on a stock exchange in India and has a net worth of not less than Rs. 1,000 million; or

•	where the Indian promoter is an unlisted company and the investment in overseas venture does not exceed USD 10 million.
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
     This summary is limited to U.S. persons who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. persons who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his/her/its own tax advisor.
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
     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to certain tax in India. See taxation – “Taxation of Distributions – Taxation of Capital Gains”. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.
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
Documents on Display
     This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:
•	100 F Street, NE Washington D.C, 20549

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511
     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington, DC 20549, at prescribed rates.
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
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of March 31, 2006, we had forward contracts to sell amounting to $592 million and £4 million and net purchased options to sell $254 million and £8 million. As of March 31, 2007, we had forward contracts to sell amounting to $345 million, €16 million and £88 million and forward contracts to buy amounting to $185 million. In addition, we also had net purchased options to sell $36 million and € 13 million.
     In connection with cash flow hedges, we have recorded Rs. 114, Rs. 202, and Rs. 72 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005, 2006 and 2007.
     Sensitivity analysis of exchange rate risk
     As at March 31, 2007, a Rs.1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 160 million decrease / increase in the fair value of the Company’s forward contracts.
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
     Based on their evaluation as of March 31, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosures.
Change in internal controls.
     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Compliance with the New York Stock Exchange Corporate Governance Rules
     The Company presently complies with all the practices as described in the final Corporate Governance Rules and Listing Standards of the New York Stock Exchange as approved by the Securities and Exchange Commission on November 4, 2003 and codified in Section 303A of the NYSE Listed Company Manual.
     A detailed compliance report with the final Corporate Governance rules of the New York Stock Exchange will be separately filed with the New York Stock Exchange.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
     The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of March 31, 2007.
     Management’s assessment does not include an assessment of the internal control over financial reporting of two entities acquired during the year ended March 31, 2007, Hydrauto Group AB and subsidiaries and Retailbox B.V and subsidiaries, with total assets of Rs 3,842.01 million and net revenues of Rs 4,243.85 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2007.
     Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on (1) our management’s assessment of the effectiveness of our internal control over financial reporting and (2) the effectiveness of our internal control over financial reporting as of March 31, 2007.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Wipro Limited
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Wipro Limited and subsidiaries (the Company) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     The Company acquired Hydrauto Group AB and subsidiaries (Hydrauto) and RetailBox BV and subsidiaries (RetailBox) during the year ended March 31, 2007 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, Hydrauto and RetailBox’s internal control over financial reporting associated with total assets of Rs 3,842.01 million and net revenues of Rs 4,243.85 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2007. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Hydrauto and RetailBox.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated May 21, 2007 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Bangalore, India
May 21, 2007

Item 16 A. Audit Committee Financial Expert
     The Audit Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with federal procurement laws and regulations. The committee selects the independent registered public accounting firm and approves all related fees and compensation and reviews their selection with the Board of Directors. The committee also reviews the services proposed to be performed by the independent registered public accounting firm to ensure their independence with respect to such services.
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
     Our Audit Committee has also adopted an Ombuds process policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Ombuds process policy is available under the investor relations section on our website at www.wipro.com.
     We have also adopted an updated Code of Business Conduct and Ethics, applicable to all officers, directors and employees. Our updated Code of Business Conduct and Ethics is available under the investor relations section on our website at www.wipro.com.
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
     The following table presents fee for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements and fees billed for other services rendered by KPMG.

			In millions
	Year ended March 31,
	2006		2007
Audit fees	Rs.	17.67	Rs.	48.20
Tax fees		22.31		18.69
All other fess		—		2.04

Total	Rs.	39.98	Rs.	68.93

     Audit services — comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, reviews of interim financial statement, as well as audits of statutory financial statements of Wipro Limited and its subsidiaries.
     Tax services —- comprise fees for tax compliance, tax assessment and tax planning services rendered by the independent registered public accounting firm. These services include corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, Government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.
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
Item 17. Financial Statements
     See Item 18.

Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
REPORT OF AUDIT COMMITTEE
     The Board of Directors and Stockholders of Wipro Limited
     In connection with the March 31, 2007 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE listing standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India May 21, 2007	N.Vaghul Chairman	P. M. Sinha Member	B. C. Prabhakar Member

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

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Executive Vice President – Finance
Bangalore, India	Chief Financial Officer
May 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Wipro Limited
     We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries (the Company) as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2007 expressed an unqualified opinion management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG
Bangalore, India
May 21, 2007

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2006		2007		2007
					Convenience
					translation into
					US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	8,857.70		12,412.17	287.98
Restricted cash (Note 17)		—		7,237.88	167.93
Investments in liquid and short-term mutual funds (Note 8)		30,315.25		32,410.43	751.98
Accounts receivable, net of allowances (Note 5)		20,593.11		28,466.58	660.47
Costs and earnings in excess of billings on contracts in progress		4,336.06		5,096.48	118.25
Inventories (Note 6)		2,064.61		4,150.37	96.30
Deferred income taxes (Note 21)		168.28		381.71	8.86
Other current assets (Note 7)		7,896.60		10,411.97	241.58

Total current assets		74,231.61		100,567.59	2,333.35
Property, plant and equipment, net (Note 9)		17,777.40		26,541.43	615.81
Investments in affiliates (Note 13)		1,043.09		1,241.79	28.81
Investment securities		13.17		357.32	8.29
Deferred income taxes (Note 21)		182.91		48.53	1.13
Intangible assets, net (Note 10)		854.33		2,670.84	61.97
Goodwill (Note 3,10)		7,480.85		12,697.71	294.61
Other assets (Note 7)		1,243.97		1,958.92	45.45

Total assets	Rs.	102,827.33	Rs.	146,084.13	$3,389.42

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 15)	Rs.	448.91		2,892.77	67.12
Current portion of long-term debt		135.70		327.79	7.61
Accounts payable		4,145.96		7,060.49	163.82
Accrued expenses		6,600.63		7,597.94	176.29
Accrued employee costs		4,425.13		5,186.57	120.34
Advances from customers		1,015.75		1,314.52	30.50
Billings in excess of costs and earnings on contracts in progress		600.51		1,818.48	42.19
Other current liabilities (Note 11)		6,047.95		16,623.16	385.68

Total current liabilities		23,420.54		42,821.72	993.55
Long-term debt, excluding current portion		119.95		560.46	13.00
Deferred income taxes (Note 21)		127.46		463.98	10.77
Other liabilities		395.04		769.91	17.86

Total liabilities		24,062.99		44,616.07	1,035.18

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,425,754,267 and 1,458,999,650 shares as of March 31, 2006 and 2007 (Note 16,17)		2,851.51		2,918.00	67.70
Additional paid-in capital (Note 22)		16,521.07		24,508.45	568.64
Deferred stock compensation		(2,202.42)		—	—
Accumulated other comprehensive income		433.70		93.77	2.18
Retained earnings (Note 18)		61,160.56		73,947.92	1,715.72
Equity shares held by a controlled Trust: 7,869,060 and 7,961,760 shares as of March 31, 2006 and 2007 (Note 22)		(0.08)		(0.08)	(0.00)

Total stockholders’ equity		78,764.34		101,468.06	2,354.24

Total liabilities and stockholders’ equity	Rs.	102,827.33	Rs.	146,084.13	$3,389.42

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation
							into US$
							(Unaudited)
Revenues:
Global IT Services and Products
IT Services	Rs.	54,280.19	Rs.	73,061.33	Rs.	101,508.81	2,355.19
BPO Services		6,433.03		7,664.23		9,412.80	218.39
India and AsiaPac IT Services and Products
Services		4,709.07		6,096.68		8,368.81	194.17
Products		8,694.10		10,380.40		15,519.67	360.09
Consumer Care and Lighting		4,555.38		5,625.04		7,558.50	175.37
Others		2,680.73		3,279.20		7,062.74	163.87

Total		81,352.50		106,106.88		149,431.33	3,467.08

Cost of revenues:
Global IT Services and Products
IT Services		33,780.07		46,986.13		66,817.77	1,550.30
BPO Services		4,740.25		5,809.54		6,172.97	143.22
India and AsiaPac IT Services and Products
Services		2,679.35		3,548.82		4,611.64	107.00
Products		7,814.82		9,285.88		13,943.47	323.51
Consumer Care and Lighting		2,926.22		3,556.43		4,905.14	113.81
Others		1,914.06		2,459.93		5,749.25	133.39

Total		53,854.77		71,646.73		102,200.24	2,371.23

Gross profit		27,497.73		34,460.15		47,231.09	1,095.85
Operating expenses:
Selling and marketing expenses		(5,466.26)		(6,764.35)		(9,172.92)	(212.83)
General and administrative expenses		(3,743.60)		(5,238.97)		(7,639.23)	(177.24)
Research and development expenses		(273.54)		(202.26)		(267.71)	(6.21)
Amortization of intangible assets (Note 10)		(140.29)		(63.95)		(269.23)	(6.25)
Foreign exchange losses, net		(92.12)		(288.49)		(235.69)	(5.47)
Others, net		75.29		70.14		221.48	5.14

Operating income		17,857.21		21,972.27		29,867.79	692.99
Loss on direct issue of stock by subsidiary		(206.58)		—		—	—
Other income, net (Note 19)		798.82		1,275.86		2,666.84	61.87
Equity in earnings of affiliates (Note 13)		158.08		287.97		317.88	7.38

Income before income taxes , minority interest and cumulative effect of change in accounting principle		18,607.53		23,536.10		32,852.51	762.24
Income taxes (Note 21)		(2,693.57)		(3,264.73)		(3,722.61)	(86.37)
Minority interest		(81.21)		(1.40)		—	—

Income before cumulative effect of change in accounting principle		15,832.75		20,269.97		29,129.90	675.87
Cumulative effect of change in accounting principle (Note 2)		—		—		39.09	0.90

Net income	Rs.	15,832.75	Rs.	20,269.97	Rs.	29,168.99	676.77

Earnings per equity share: (Note 23)
Basic
Income before cumulative effect of change in accounting principle		11.38		14.41		20.42	0.47
Cumulative effect of change in accounting principle		—		—		0.03	0.00
Net income		11.38		14.41		20.45	0.47
Diluted
Income before cumulative effect of change in accounting principle		11.29		14.24		20.17	0.47
Cumulative effect of change in accounting principle		—		—		0.03	0.00
Net income		11.29		14.24		20.20	0.47
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		1,391,554,372		1,406,505,974		1,426,709,163
Diluted		1,399,846,782		1,423,679,230		1,444,467,557
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share and per share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in			Deferred Stock	Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital			Compensation	Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2004	1,396,554,912		465.52		7,176.68		(9.88)				918.64		37,812.87	(7,887,060)		(0.08)		46,363.75

Cash dividends (Note 17)	—		—		—		—		—		—		(7,575.99)	—		—		(7,575.99)

Issuance of equity shares on exercise of options	10,586,132		10.36		2,566.77		—		—		—		—	—		—		2,577.13

Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(6,000)		—		—

Stock split effected in the form of stock dividend (Note 16)	—		931.26		—		—		—		—		(931.26)	—		—		—
Compensation related to employee stock incentive plan, net of reversals (Note 22)	—		—		3,529.12		(3,529.12)		—		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan	—		—		—		353.86		—		—		—	—		—		353.86
Comprehensive income
Net income	—		—		—		—	Rs.	15,832.75		—		15,832.75	—		—		15,832.75
Other comprehensive income
Translation adjustments	—		—		—		—		29.69		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 59.59)	—		—		—		—		92.92		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net	—		—		—		—		(945.16)		—		—	—		—		—

Total other comprehensive income/ (loss)									(822.55)		(822.55)		—	—		—		(822.55)

Comprehensive income								Rs.	15,010.20

Balance as of March 31, 2005	1,407,141,044	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(7,893,060)	Rs.	(0.08)	Rs.	56,728.95

Cash dividends (Note 17)	—		—		—		—				—		(3,997.74)	—		—		(3,997.74)

Issuance of equity shares on exercise of options	18,613,223		32.58		4,671.40		—				—		—	—		—		4,703.98

Stock split effected in the form of stock dividend (Note 16)	—		1,411.79		(1,161.75)		—				—		(250.04)	—		—		—

Equity shares granted to employees by Trust	—		—		—		—				—		—	24,000		—		—
Reversals related to employee stock incentive plan, net of issuances (Note 22)	—		—		(330.49)		298.94				—		—	—		—		(31.55)
Amortization of compensation related to employee stock incentive plan	—		—		—		683.78				—		—	—		—		683.78
Excess income tax benefit related to employee stock incentive plan	—		—		69.34		—				—		—	—		—		69.34

Comprehensive income

Net income	—		—		—		—	Rs.	20,269.97		—		20,269.97	—		—		20,269.97

Other comprehensive income

Translation adjustments	—		—		—		—		19.97		—		—	—		—		—

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Unrealized gain on investment securities, net (net of tax effect of Rs. 114.94)	—		—		—	—			229.11		—		—	—		—		—

Unrealized gain on cash flow hedging derivatives, net	—		—		—	—			88.53		—		—	—		—		—

Total other comprehensive income	—		—		—	—			337.61		337.61		—	—		—		337.61

Comprehensive income								Rs.	20,607.58

Balance as of March 31, 2006	1,425,754,267	Rs.	2,851.51	Rs.	16,521.07	Rs.	(2,202.42)			Rs.	433.70	Rs.	61,160.56	(7,869,060)	Rs.	(0.08)	Rs.	78,764.34

Cash dividends (Note 17)	—		—		—	—			—		—		(16,381.63)	—		—		(16,381.63)
Elimination of deferred stock compensation balance on adoption of SFAS No. 123 (R)	—		—		(2,202.42)	2,202.42			—		—		—	—		—		—

Cumulative effect of change in accounting principle (Note 2)	—		—		(39.09)	—			—		—		—	—		—		(39.09)

Issuance of equity shares on exercise of options	32,095,328		64.19		8,830.25	—			—		—		—	—		—		8,894.44
Issuance of equity shares on exercise of options through non-recourse note (Note 22)	1,150,055		2.30		(2.30)	—			—		—		—	—		—		—

Equity shares forfeited, net of issuance by Trust	—		—		—	—			—		—		—	(92,700)		—		—

Compensation cost related to employee stock incentive plan	—		—		1,336.40	—			—		—		—	—		—		1,336.40
Excess income tax benefit related to employees stock incentive plan	—		—		64.54	—			—		—		—	—		—		64.54

Comprehensive income

Net income	—		—		—	—			29,168.99		—		29,168.99	—		—		29,168.99

Other comprehensive loss																		—

Translation adjustments	—		—		—	—			(130.81)		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 25.48)	—		—		—	—			45.06		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net (Note 14)	—		—		—	—			(130.48)		—		—	—		—		—

Total other comprehensive loss	—		—		—	—			(216.23)		(216.23)		—	—		—		(216.23)

Comprehensive income	—		—		—	—			28,952.76		—		—	—		—		—

Adjustment to initially apply SFAS No. 158 (net of tax effect of Rs. 18.05)	—		—		—	—			—		(123.70)		—	—		—		(123.70)

Balance as of March 31, 2007	1,458,999,650		2,918.00		24,508.45	—					93.77		73,947.92	(7,961,760)		(0.08)		101,468.06

Balance as of March 31, 2007 ($) (Unaudited)			67.70		568.64	—					2.18		1,715.72			—		2,354.24
See accompanying notes to the consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation into
							US$
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	15,832.75	Rs.	20,269.97	Rs.	29,168.99	676.79
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(108.82)		(7.75)		(9.98)	(0.23)
Cumulative effect of change in accounting principle		—		—		(39.09)	(0.91)
Depreciation and amortization		2,578.25		3,195.03		4,309.28	99.98
Deferred tax charge/(benefit)		(83.05)		14.97		(28.76)	(0.67)
Unrealized exchange gain		—		74.71		470.20	10.91
Gain on sale of investment securities, net		—		(237.72)		(549.27)	(12.74)
Loss on direct issue of stock by subsidiary		206.58		—		—	—
Stock based compensation		353.86		652.23		1,336.40	31.01
Excess income tax benefit related to employee stock incentive plan		—		69.34		—	—
Equity in earnings of affiliates		(158.08)		(287.97)		(317.88)	(7.38)
Minority interest		81.21		1.40		—	—
Changes in operating assets and liabilities:
Accounts receivable		(3,833.42)		(5,362.82)		(6,551.18)	(152.00)
Costs and earnings in excess of billings on contracts in progress		(639.81)		(1,596.41)		(760.42)	(17.64)
Inventories		(330.97)		(295.45)		(1,060.34)	(24.60)
Other assets		856.35		(2,284.40)		(1,767.84)	(41.02)
Accounts payable		980.64		28.23		1,497.43	34.74
Accrued expenses and employee costs		2,317.30		3,990.98		892.79	20.71
Advances from customers		316.89		336.62		1,383.51	32.10
Other liabilities		636.76		1,630.71		2,187.77	50.76

Net cash provided by operating activities		19,006.44		20,191.67		30,161.61	699.81

Cash flows from investing activities:
Expenditure on property, plant and equipment		(6,612.81)		(7,485.94)		(11,391.63)	(264.31)
Proceeds from sale of property, plant and equipment		322.00		113.25		148.87	3.45
Dividends received from affiliates		8.40		14.12		—	—
Purchase of investments		(70,698.67)		(58,706.63)		(123,725.63)	(2,870.66)
Proceeds from sale of investments		66,383.54		52,043.18		121,541.75	2,820.00
Investments in inter-corporate deposits		—		(500.00)		(250.00)	(5.80)
Redemption of inter-corporate deposits		—		—		100.00	2.32
Purchase of intangible assets		(280.54)		—		—	—
Payment for acquisitions, net of cash acquired		(617.99)		(2,777.03)		(7,800.14)	(180.98)

Net cash used in investing activities		(11,496.07)		(17,299.05)		(21,376.78)	(495.98)

Cash flows from financing activities:
Proceeds from issuance of equity shares		2,577.13		4,766.79		8,894.44	206.37
Proceeds from issuance of equity shares by a subsidiary		266.25		—		—	—
Proceeds from/(repayments of) short-term borrowing from banks, net		(405.08)		(196.06)		1,825.19	42.35
Repayment of long-term debt		—		(268.36)		146.78	3.41
Payment of cash dividends		(7,575.99)		(3,997.74)		(8,873.30)	(205.89)
Movement in restricted cash relating to cash dividends		—		—		(7,237.88)	(167.93)
Excess income tax benefit related to employee stock incentive plan		—		—		64.54	1.50

Net cash provided by/(used in) financing activities		(5,137.69)		304.63		(5,180.23)	(120.19)

Net increase in cash and cash equivalents during the year		2,372.68		3,197.25		3,604.60	83.63
Effect of exchange rate changes on cash		0.92		(10.31)		(50.13)	(1.16)
Cash and cash equivalents at the beginning of the year		3,297.16		5,670.76		8,857.70	205.52

Cash and cash equivalents at the end of the year	Rs.	5,670.76	Rs.	8,857.70	Rs.	12,412.17	287.99

Supplementary information:
Cash paid for interest	Rs.	56.12	Rs.	34.95	Rs.	124.63	2.89
Cash paid for taxes		2,354.70		4,542.59		4,251.82	98.65
See accompanying notes to the consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
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
     Functional currency and exchange rate translation. The functional currency of Wipro and its domestic subsidiaries is the Indian rupee, the national currency of India. The functional currency of the foreign subsidiaries is determined based on an evaluation of the individual and collective economic factors as discussed in Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/(losses) are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2007, have been translated into U.S. dollars at the noon buying rate in New York City on March 30, 2007, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $ 1 = Rs. 43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. The Company does not consolidate entities where the minority shareholders have certain significant participative rights which provide for effective involvement in significant decisions in the ordinary course of business, Such investments are accounted by the equity method of accounting.
     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract is deemed to be probable.
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
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.

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
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Computer equipment	2 to 3 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years
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
     Business combinations, goodwill and intangible assets. In accordance with SFAS No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
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
     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
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
     Dividends. Final dividend on the common stock is recorded as a liability on the date of declaration by the stockholders. Interim dividends are recorded as a liability on the date of declaration by the board of directors.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized. Excess income tax benefit on exercise of employee stock options is credited to additional paid-in capital.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, the Company used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for its employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).
     The Company adopted SFAS No. 123(R) using the modified prospective application method. Under this approach, the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value under Black-Scholes model estimated in accordance with the provisions of SFAS No. 123.

     The impact of adoption of SFAS 123 (R) using the modified prospective approach on the Company’s financial statement is given below:

Year ended
Particulars	March 31, 2007

Operating Income	(165.00)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	(165.00)
Income before cumulative effect of change in accounting principle	(165.00)
Net Income	(125.91)
Earnings per equity share
Basic	(0.09)
Diluted	(0.09)
Cash provided by operating activities	(64.54)
Cash provided in financing activities	64.54
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202.42 was eliminated against additional paid-in capital on April 1, 2006.
     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39.09 representing the reversal of compensation cost for such instruments previously recognized in statement of income as cumulative effect of changes in accounting principle.
     Had compensation cost, for the year ended March 31, 2005 and 2006, been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Year ended March 31,
	2005		2006

Net income, as reported	Rs.	15,832.75	Rs.	20,269.97
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		353.86		619.43
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(1,598.10)		(1,190.50)

Pro-forma net income	Rs.	14,588.51	Rs.	19,698.90

Earnings per share: Basic
As reported		11.38		14.41

Pro-forma		10.49		14.01

Earnings per share: Diluted
As reported		11.29		14.24

Pro-forma		10.44		13.87

     The Company has granted 11,376,196, 55,500 and 7,056,766 options under Restricted Stock Unit Plans, at a nominal exercise price of Rs. 2 per share, during the years ended March 31, 2005, 2006 and 2007. Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
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
     Reclassifications. Certain amounts in the prior years’ consolidated financial statements and notes have been reclassified to confirm to the current years presentation.
Recent accounting pronouncements
     FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation (FIN) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of SFAS No. 109, Accounting for Income Taxes, and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, as a result, is effective for the Company commencing April 1, 2007. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. The Company is currently evaluating the impact of FIN 48 on the consolidated financial statements.
     SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.
     SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements
3. Acquisitions
The Company completed the following acquisitions during the year ended March 31, 2006.
Wipro BPO
     As of March 31, 2005, the Company’s ownership interest in Wipro BPO was approximately 93%. During the year ended March 31, 2006, the Company acquired the balance 7% of the equity shares from the employee shareholders at fair value for an aggregate consideration of Rs.852.00 million. The step-acquisition resulted in goodwill and intangibles of Rs.304.14 million and Rs.14.86 million respectively.
mPower Software Services Inc. and subsidiaries
     In December 2005, the Company acquired 100% of the equity of mPower Software Services Inc. and subsidiaries (mPower) including the minority shareholding held by MasterCard International in mPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs. 1,274.57 (including direct acquisition costs). mPower Software Services Inc. is a US based company engaged in providing IT services in the payments service sector.
     As a part of this acquisition, the Company plans to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. The Company believes that through this acquisition, it will be able to expand domain expertise in the payment service sector and increase the addressable market for IT services.

     The total purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	185.39
Customer-related intangibles		513.13
Deferred tax liabilities		(177.50)
Goodwill		753.55

Total	Rs.	1,274.57

BVPENTE Beteiligungsverwaltung GmbH and subsidiaries
     In December 2005, the Company acquired 100% of the equity of BVPENTE Beteiligungsverwaltung GmbH and subsidiaries (New Logic). New Logic is a European system-on-chip design company. The consideration included a upfront consideration of Rs. 1,156.54 (including direct acquisition costs), subject to working capital adjustments, and an earn-out of Euro 26.70 to be determined and paid in the future based on financial targets being achieved over a 3 year period. During the year ended March 31, 2007, the Company paid an additional consideration of Rs. 68.76 (Euro 1.18) towards the working capital adjustment. The Company has determined that a portion of the earn-out, up to a maximum of Euro 2.50 is linked to the continuing employment of one of the selling shareholders. The balance earn-out will be recorded as additional purchase price when the contingency is resolved.
     The Company believes that through this acquisition, it has acquired strong domain expertise in semiconductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services. The acquisition also enables the Company to access over 20 customers in the product engineering space.
     The purchase price has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	307.15
Customer-related intangibles		117.40
Technology-related intangibles		95.72
Deferred tax liabilities		(53.00)
Goodwill		758.03

Total	Rs.	1,225.30

The Company completed the following acquisitions during the year ended March 31, 2007.
cMango Inc. and subsidiaries
     In April 2006, the Company acquired 100% of the equity of cMango Inc. and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration (including direct acquisition costs) included a cash payment of Rs. 884.25 and an earn-out of USD 12.00 to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     The Company believes that through this acquisition it will expand its operations in the Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management services sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	(23.08)
Customer-related intangibles		132.64
Deferred tax liabilities		(46.42)
Goodwill		821.11

Total	Rs.	884.25

RetailBox BV and subsidiaries
     In June 2006, the Company acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration (including direct acquisition costs) included a cash payment of Rs. 2,442.12 and an earn-out of Euro 11.00 to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.

     Through this acquisition the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimization and integration. Further, through this acquisition, the Company aims to expand domain expertise both in the retail and technology sectors and obtain a presence in five different geographical locations.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	388.88
Customer-related intangibles		297.92
Deferred tax liabilities		(104.27)
Goodwill		1,859.59

Total	Rs.	2,442.12

Northwest Switchgear Limited
     In May 2006, the Company acquired a substantial portion of the business of North-west Switchgear Limited a manufacturer and distributor of switches, sockets and miniature circuit breakers (collectively ‘the products’) under the trademark/ brand name North-West. The consideration (including direct acquisition costs) included a cash payment of Rs 1,131.66 and an earn-out of Rs. 200.00 to be determined and paid in the future based on achievement of a specified revenue levels over a period of four years. Further, the Company has entered into a non-compete and manufacturing agreement with the sellers. Under the manufacturing agreement, the seller will manufacture the products for the Company based on certain assets and employee retained by the seller. The manufacturing agreement is for a period of five years. Amounts paid by the Company for such manufacturing services will be recorded through the income statement. The earn-outs which are not linked to any post-acquisition services by the seller will be recorded as additional purchase consideration when the contingency is resolved.
     Based on the guidance in EITF Issue No. 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business, the Company has accounted for this transaction as an acquisition of a business. A significant portion of the consideration has been allocated to the trademark/brand name North-West.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	33.75
Marketing-related intangibles		1,097.91

Total	Rs.	1,131.66

Saraware Oy
     In June 2006, the Company acquired 100% of the equity of Saraware Oy (Saraware) a Company involved in providing design and engineering services to telecom companies. The Company acquired Saraware for an aggregate consideration of Rs. 947.25 (including direct acquisition costs) and an earn-out of Euro 7 to be determined and paid in future based on financial targets being achieved over a period of 18 months. In addition, amounts collected against certain specific reward/ incentive assets at the acquisition date are payable to the sellers. The Company has paid Rs. 148.92 against specific reward/ incentives collected and Rs. 19.33 (Euro 0.33) as earn-out against targets achieved during the period ended March 31, 2007. The earn-out and the additional payments are recorded as additional purchase price when the related contingencies are resolved.
     Through this acquisition the Company aims to expand its presence in the engineering services space in Finland and the Nordic region.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	186.98
Customer-related intangibles		254.72
Deferred tax liabilities		(89.15)
Goodwill		762.95

Total	Rs.	1,115.50

Quantech Global Services
     In July 2006, the Company acquired 100% of the equity of Quantech Global Services LLC and Quantech Global Services Ltd (Quantech). Quantech provides computer aided design and engineering services. The consideration includes upfront cash payment of Rs. 142.00 (including direct acquisition costs), a deferred cash payment of USD 3.00 and an earn-out to be determined and paid in the future based on specific financial targets being achieved over a period of 36 months. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     Through this acquisition, the Company aims to strengthen its presence in the mechanical engineering design and analysis services sector.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	(230.33)
Customer-related intangibles		45.92
Deferred tax liabilities		(16.07)
Goodwill		481.77

Total	Rs.	281.29

Hydrauto Group
     In November 2006, the Company acquired 100% of the equity of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. The consideration (including direct acquisition cost) included cash payment of Rs. 1,412.17. Through this acquisition the Company aims to gain an entry into Europe, access to a customer base built over the past few decades and complementary engineering skills.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	201.81
Customer-related intangibles		73.57
Deferred tax liabilities		(24.76)
Goodwill		1,161.55

Total	Rs.	1,412.17

3D Networks
     In November 2006, the Company acquired 100% of the equity of the India, Middle East and SAARC operations of 3D Networks and Planet PSG. 3D Networks provides business communication solutions that include consulting, voice, data and converged solutions and managed services. These specialized solutions are deployed in the ITES/IT, Telecom, Banking and Finance, Government and Service segments. Planet PSG provides professional services on voice and speech platforms in the Asia Pacific region. The consideration (including direct acquisition cost) included upfront cash payment of Rs. 903.95 and a maximum earn-out of U.S. dollars 43.78 to be determined and paid in the future based on achieving certain agreed financial targets over a 24 months period. The earn-out will be recorded as additional purchase price when the contingency is resolved. The Company believes that this acquisition is a strategic fit as it complements Wipro’s existing practice capabilities and differentiates Wipro as the most comprehensive IT Solutions provider across segments.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets/(liabilities)	Rs.	507.77
Customer-related intangibles		136.24
Deferred tax liabilities		(45.86)
Goodwill		305.80

Total	Rs.	903.95

For all the above acquisitions completed during the year ended March 31, 2007, the purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation, which is expected to be completed during the period ending June 30, 2007 may result in certain adjustments to the above allocations.

4. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2006 and 2007 comprise of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2005		2006	2007
Balance at the beginning of the year	Rs.	720.02	846.54	1,115.78
Additional provision during the year, net of collections		151.89	275.24	280.02
Bad debts charged to provision		(25.37)	(6.00)	(149.68)

Balance at the end of the year	Rs.	846.54	1,115.78	1,246.12

6. Inventories
     Inventories consist of the following:

	As of March 31,
	2006		2007
Stores and spare parts	Rs.	198.02	Rs.	297.72
Raw materials and components		692.01		1,584.13
Work-in-process		288.73		491.21
Finished goods		885.85		1,777.31

	Rs.	2,064.61		4,150.37

7. Other Assets
     Other assets consist of the following:

	As of March 31,
	2006		2007
Prepaid expenses	Rs.	1,107.18	Rs.	1,359.05
Prepaid rentals for leasehold land		74.89		596.53
Due from officers and employees		753.68		884.31
Advances to suppliers		467.19		711.45
Balances with statutory authorities		130.76		207.12
Deposits		1,388.89		1,591.01
Interest-bearing corporate deposits		500.00		650.00
Advance income taxes		3,670.89		4,844.25
Deferred contract costs		339.59		397.44
Derivative asset		338.11		378.51
Others		369.39		751.22

		9,140.57		12,370.89
Less: Current assets		(7,896.60)		(10,411.97)

	Rs.	1,243.97	Rs.	1,958.92

8. Investment Securities
     Investment securities consist of the following:

	As of March 31, 2006						As of March 31, 2007
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	29,816.83	Rs.	498.42	Rs.	30,315.25	Rs.	31,841.47	Rs.	568.96	Rs.	32,410.43

     Dividends from available-for-sale securities during the years ended March 31, 2005, 2006 and 2007 were Rs. 679.36, Rs. 862.60 and Rs. 1,685.93 respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of March 31,
	2006		2007
Land	Rs.	1,261.14	Rs.	1,571.07
Buildings		4,590.53		6,095.44
Plant and machinery		5,545.08		7,870.93
Furniture, fixtures and equipment		2,996.87		3,933.58
Computer equipment		6,761.66		8,732.29
Vehicles		1,324.31		1,821.38
Computer software for internal use		1,793.37		2,831.09
Capital work-in-progress		6,248.52		10,189.45

		30,521.48		43,045.23
Accumulated depreciation		(12,744.08)		(16,503.80)

	Rs.	17,777.40	Rs.	26,541.43

Depreciation expense for the years ended March 31, 2005, 2006 and 2007, is Rs. 2,437.96, Rs. 3,101.23 and Rs. 3,930.56 respectively. This includes Rs. 194.91, Rs. 205.93 and Rs. 385.61 as depreciation of capitalized internal use software, during the years ended March 31, 2005, 2006 and 2007, respectively.
10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2006						2007
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		Amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130.02	Rs.	34.07	Rs.	95.95	Rs.	130.02	Rs.	71.40	Rs.	58.62
Customer-related intangibles		1,050.27		600.39		449.88		2,147.45		937.29		1,210.16
Marketing-related intangibles		382.43		73.93		308.50		1,480.48		78.42		1,402.06

	Rs.	1,562.72	Rs.	708.39	Rs.	854.33	Rs.	3,627.935	Rs.	1,087.11	Rs.	2,670.84

The estimated amortization expense for intangible assets is set out below:

Year ending March 31,	Amount

2008	Rs.	492.02
2009		460.19
2010		350.57
2011		152.75
2012		55.57
Thereafter		1,159.74

Total	Rs.	2,670.84

The movement in goodwill balance is given below:

	Year ended March 31,
	2006		2007
Balance at the beginning of the year	Rs.	5,614.98	Rs.	7,480.85
Goodwill relating to acquisitions (Note 3)		1,851.01		5,392.77
Adjustment relating to finalization of purchase price allocation		—		(103.60)
Tax benefit allocated to goodwill		—		(14.40)
Effect of translation adjustments		14.86		(57.91)

Balance at the end of the year	Rs.	7,480.85	Rs.	12,697.71

Goodwill as of March 31, 2006 and 2007 has been allocated to the following reportable segments:

Segment	As of March 31,
	2006		2007
IT Services and Products	Rs.	2,742.39	Rs.	6,502.71
BPO Services		3,982.00		3,982.00
India and AsiaPac IT Services and Products		756.46		1,044.63
Others		—		1,168.37

Total	Rs.	7,480.85	Rs.	12,697.71

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of March 31,
	2006		2007
Statutory dues payable	Rs.	1,820.99	Rs.	2,634.92
Taxes payable		3,044.10		4,573.00
Dividends payable		—		7,237.88
Warranty obligations		664.86		742.03
Derivative liability		12.53		109.89
Others		505.47		1,325.44

	Rs.	6,047.95	Rs.	16,623.16

The activity in warranty obligations is given below:

	Year ended March 31,
	2005		2006	2007
Balance at the beginning of the year	Rs.	357.36	361.08	664.86
Additional provision during the year		373.46	601.20	827.32
Reduction due to payments		(369.74)	(297.42)	(750.15)

Balance at the end of the year	Rs.	361.08	664.86	742.03

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 566.85, Rs. 848.85 and Rs. 1,412.25 for the years ended March 31, 2005, 2006 and 2007, respectively.
     Details of contractual payments under non-cancelable leases are given below:

Year ending March 31, 2008		394.66
2009		358.07
2010		340.91
2011		279.35
2012		247.25
Thereafter		953.15

Total	Rs.	2,573.39

     Prepaid rentals for leasehold land represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.

13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2006 and 2007, was Rs. 841.57 and Rs. 1,119.65, respectively. The Company’s equity in the income of Wipro GE for years ended March 31, 2005, 2006 and 2007 was Rs. 125.95, Rs. 259.16 and Rs. 302.22 respectively.
     In March 2004, 2005 and 2006, Wipro GE had received tax demands aggregating Rs.843.81, including interest, from Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under Indian Income Tax Act, 1961 (the Act). Additionally, in December 2006, Wipro GE received tax demands aggregating Rs.132.42, including interest, from Indian income tax authorities for the financial years ended March 31, 2004 on similar grounds. Wipro GE has appealed against the said demands before the first appellate authority. The first appellate authority vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the year ended March 31, 2001.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and will not have any material adverse effect on the financial position and results of operations. The range of loss due to this contingency is between zero and the amount of demand raised.
WeP Peripherals (WeP)
     The Company previously accounted for its 36.9% interest as of March 31, 2006 in WeP by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2006 was Rs. 201.52.
     In December 2006, the Company sold a portion of its interest in WeP Peripherals for a consideration of Rs. 160.00 and recorded a net gain of Rs 40.16. Subsequent to this sale, the Company’s ownership interest in WeP Peripherals is reduced to 15% and the Company does not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, the Company has subsequently accounted for the balance investment of Rs. 79.86 under the cost method.
WM Net Serv
     The Company has accounted for its 80.1% ownership interest in WM NetServ by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The carrying value of the equity investment in WM Net Serv as of March 31, 2007 was Rs. 122.14. The Company’s equity in the loss of WM Net Serv for year ended March 31, 2007 was Rs. 24.50.
14. Financial Instruments and Concentration of Risk
     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable as of March 31, 2006 and 2007 and revenues for the years ended March 31, 2005, 2006 and 2007.
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

     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2006	2007
Forward contracts
Sell	$592.23	$345.00
	£4.00	€16.00
		£87.6

Buy	—	$184.56

Net purchased options (sell)	$254.00	$36.00
	£8.00	€13.00

Net written options (sell)	$6.00	—
	£5.00	—
     In connection with cash flow hedges, the Company has recorded Rs. 113.81, Rs. 202.34, and Rs. 71.86 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005, 2006 and 2007, respectively.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the years ended March 31, 2005, 2006 and 2007.

	As of March 31,
	2005		2006		2007
Balance as at the beginning of the year	Rs.	1,058.97	Rs.	113.81	Rs.	202.34

Net gains reclassified into net income on occurrence of hedged transactions		(1,058.97)		(113.81)		(202.34)
Deferred cancellation losses relating to roll-over hedging		(159.60)		—		—
Changes in fair value of effective portion of outstanding derivatives		273.41		202.34		71.86

Unrealized gain/(losses) on cash flow hedging derivatives, net		(945.16)		88.53		(130.48)

Balance as at the end of the year	Rs.	113.81	Rs.	202.34	Rs.	71.86

     As of March 31, 2006 and 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings from Banks
     The Company has an Indian line of credit of Rs. 6,985.50, a US line of credit of US$ 25.00 and a UK line of credit of GBP 6 from its bankers for working capital requirements. All the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 8.5% for the years ended March 31, 2006 and 2007. The US line of credit bears interest at 60 basis points over the US$ London Inter-Bank Offered Rate and UK line of credit bears interest at 70 basis points over the GBP London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness. During the year ended March 31, 2007, as a part of its acquisition, the Company assumed bank borrowings amounting to Rs. 366 and Rs. 459 for Saraware and Hydrauto Group respectively.
16. Stock Dividend
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
17. Equity Shares and Dividends
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
     Dividends are paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.
     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     The Company paid cash dividends of Rs. 7,575.99, Rs. 3,997.74 and Rs. 8,128.58 during the years ended March 31, 2005, 2006 and 2007. The dividends per share were Rs. 4.84, Rs. 2.50 and Rs. 5 during the years ended March 31, 2005, 2006 and 2007, respectively. Additionally, in March 2007, the Board of Directors of the Company approved an additional cash dividend of Rs. 5 per share totaling Rs. 8,253.05. In accordance with Indian regulations, an amount equivalent to the additional cash dividend, net of taxes, amounting to Rs. 7,237.88 has been transferred to a specific bank account pending payment to the shareholders. The balance in this bank account can only be used to pay the specified dividend, is not available for general use and is accordingly reflected as restricted cash in the consolidated balance sheet.
18. Retained Earnings
     Retained earnings as of March 31, 2006 and 2007, also include Rs. 922.01 and Rs. 1,084.49 respectively, of undistributed earnings in equity of affiliates.
19. Other Income, Net
     Other income consists of the following:

	Year ended March 31,
	2005		2006		2007
Interest income	Rs.	35.79	Rs.	198.09	Rs.	682.51
Interest expense		(56.12)		(34.95)		(260.81)
Dividend income		679.36		862.60		1,685.93
Gain on sale of investment securities, net		35.59		237.72		549.27
Others		104.20		12.40		9.94

	Rs.	798.82	Rs.	1,275.86	Rs.	2,666.84

20. Shipping and Handling Costs
     Selling and marketing expenses for the years ended March 31, 2005, 2006 and 2007, include shipping and handling costs of Rs. 356.96, Rs. 555.37 and Rs. 807.03 respectively.
21. Income Taxes
     Income taxes have been allocated as follows:

	Year ended March 31,
	2005		2006		2007
Income from continuing operations	Rs.	2,693.57	Rs.	3,264.73	Rs.	3,722.61
Stockholders equity for:
Income tax benefits relating to employee stock options		—		(69.34)		(64.54)
Adjustments to initially apply SFAS No. 158		—		—		(18.05)
Unrealized gains on investment securities, net		59.59		114.94		25.48
Tax benefit allocated to goodwill		—		—		(14.40)

Total income taxes	Rs.	2,753.16	Rs.	3,310.33	Rs.	3,651.10

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2005		2006		2007
Current taxes
Domestic	Rs.	1,642.97	Rs.	1,605.19	Rs.	1,574.59
Foreign		1,133.65		1,644.57		2,176.78

	Rs.	2,776.62	Rs.	3,249.76	Rs.	3,751.37

Deferred taxes
Domestic		(70.45)		(7.82)		(0.95)
Foreign		(12.60)		22.79		(27.81)

		(83.05)		14.97		(28.76)

Total income tax expense	Rs.	2,693.57	Rs.	3,264.73	Rs.	3,722.61

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2005		2006		2007
Income before taxes, minority interest and cumulative effect of change in accounting principle	Rs.	18,607.53	Rs.	23,536.10	Rs.	32,852.51
Enacted income tax rate in India		36.59%		33.66%		33.66%

Computed expected tax expense		6,808.50		7,922.25		11,058.15
Effect of:
Income exempt from tax		(4,706.64)		(5,129.26)		(7,498.43)
Basis differences that will reverse during the tax holiday period		245.03		291.24		526.12
Income taxed at higher rates		111.59		229.95		124.56
Loss on direct issue of stock by subsidiary		75.74		—		—
Income taxes relating to prior years		122.23		(175.15)		(701.90)
Effect of change in tax rates		(9.62)		17.14		—
Expenses disallowed for tax purposes		—		111.37		197.31
Others, net		46.74		(2.81)		16.80

Total income tax expense	Rs.	2,693.57	Rs.	3,264.73	Rs.	3,722.61

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 4,706.64 and Rs. 3.39 per share for the year ended March 31, 2005, Rs. 5,129.26 and Rs. 3.64 per share for the year ended March 31, 2006 and Rs. 7,498.43 and Rs. 5.26 per share for the year ended March 31, 2007.

     The components of the net deferred tax asset are as follows:

	As of March 31,
	2006		2007
Deferred tax assets
Allowance for doubtful accounts	Rs.	105.44	Rs.	217.14
Accrued expenses and liabilities		224.28		313.46
Carry-forward capital losses		56.26		—
Carry-forward business losses		917.37		1,019.20
Others		60.91		69.06

Total gross deferred tax assets		1,364.26		1,618.86
Less: valuation allowance		(524.55)		(531.13)

Net deferred tax assets	Rs.	839.71	Rs.	1,087.73

Deferred tax liabilities
Property, plant and equipment	Rs.	22.43	Rs.	79.88
Intangible assets		202.01		560.03
Amortizable goodwill		63.60		84.80
Undistributed earnings of affiliates		153.49		196.83
Unrealized gains on investment securities, net		174.45		199.93

Total gross deferred tax liability		615.98	Rs.	1,121.47

Net deferred tax assets / (liabilities)	Rs.	223.73	Rs.	(33.74)

     In assessing the realizability of remaining deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards utilizable, net of the existing valuation allowances at March 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.
     Upon acquisition of Wipro Nervewire, New Logic, Saraware and Hydrauto, the Company was entitled to utilize tax benefits of Rs. 264.55, Rs. 280.75, Rs. 26.60 and 74.80 respectively, on pre-acquisition carry-forward business losses. Based on projections of future taxable income and tax planning strategies management believes that the Company will be able to realize tax benefits only to the extent of Rs. 172.36 on the pre-acquisition carry-forward losses. Consequently, the Company has recorded a valuation allowance for the remaining amount. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the respective acquisitions.
     The carry-forward business losses as of March 31, 2007, expire as follows:

Year ending March 31:
2013	Rs.	24.00
2014		28.00
2015		66.00
2024		315.00
2025		209.00
Thereafter		2,703.14

	Rs.	3,345.14

     The increase in valuation allowance of Rs. 229.16 for the year ended March 31, 2006 is on account of valuation allowance of Rs. 199.76 recognized on the deferred tax assets on pre-acquisition carry-forward business losses of New Logic and valuation allowance of Rs. 29.40 recognized on operating losses of certain subsidiaries for the year ended March 31, 2006. The increase in valuation allowance of Rs. 6.58 for the year ended March 31, 2007 is on account of pre-acquisition losses / operating losses of subsidiaries of Rs. 62.84 offset by a reversal of valuation allowance, on realization, in respect of capital loss of Rs. 56.26.
     A significant portion of income before income taxes is from Indian sources.
     The Company indefinitely reinvests eligible earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earning of its foreign subsidiaries. It is impracticable to determine the undistributed earning and the additional taxes payable when these earnings are remitted.

     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2007, the US branch’s net assets amounted to approximately $ 155. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2007.
22. Employee Stock Incentive Plans
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
     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2005	2006	2007
Shares held at the beginning of the year	7,887,060	7,893,060	7,869,060
Shares granted to employees	—	(24,000)	—
Grants forfeited by employees	6,000	—	92,700

Shares held at the end of the year	7,893,060	7,869,060	7,961,760

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the year	8,365,265	Rs.	171 – 181	Rs.	181	18 months
	11,916,150		309 – 421		311	26 months

Forfeited and lapsed during the year	(76,440)		171 – 181		181	—
	(600,138)		309 – 421		309	—

Exercised during the year	(4,086,872)		171 – 181		181	—
	(2,056,358)		309 – 421		309	—

Outstanding at the end of the year	4,201,953		171 – 181		181	6 months
	9,259,654		309 – 421		311	14 months

Exercisable at the end of the year	4,201,953		171 – 181		181	6 months
	6,959,606	Rs.	309 – 421	Rs.	311	14 months

	Year ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual
	out of options	prices		price		life(months)
Outstanding at the beginning of the year	4,201,953	Rs.	171 – 181	Rs.	181	6 months
	9,259,654		309 – 421		311	14 months

Forfeited and lapsed during the year	(91,462)		171 – 181		181	—
	(224,530)		309 – 421		309	—

Exercised during the year	(4,110,491)		171 – 181		181	—
	(5,056,811)		309 – 421		310	—

Outstanding at the end of the year	—		171 – 181		—	—
	3,978,313		309 – 421		312	3 months

Exercisable at the end of the year	—		171 – 181		—	—
	3,978,313	Rs.	309 – 421	Rs.	312	3 months

	Year ended March 31, 2007
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual
	out of options	prices	price	life(months)
Outstanding at the beginning of the year	3,978,313	309 – 421	312	3 months

Forfeited and lapsed during the year	(75,795)	309 – 421	309	—

Exercised during the year	(3,902,518)	309 – 421	312	—

Outstanding at the end of the year	—	—	—	—

Exercisable at the end of the year	—	—	—	—

     The total intrinsic value of options exercised during the years ended March 31, 2005, 2006, and 2007, was Rs. 702.25, Rs. 1,191.78, and Rs. 731.40, respectively. As of March 31, 2007 options outstanding and exercisable under the 1999 Plan had an intrinsic value of Rs Nil and Rs Nil, respectively. As of March 31, 2007, the unamortized stock compensation expense under the 1999 Plan is Rs Nil.
     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.
     Stock option activity under the 2000 Plan is as follows:

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	514,800	Rs.	172 – 255	Rs.	230	57 months
	31,135,056		264 – 396		266	59 months
	13,627,098		397 – 408		399	42 months

Forfeited and lapsed during the year	(67,050)		172 – 255		231	—
	(1,892,582)		264 – 396		266	—
	(965,950)		397 – 408		400	—

Exercised during the year	(54,854)		172 – 255		226	—
	(3,061,976)		264 – 396		264	—

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the end of the year	392,896		172 – 255		231	45 months
	26,180,498		264 – 396		267	47 months
	12,661,148		397 – 408		399	30 months

Exercisable at the end of the year	165,876		172 – 255		231	45 months
	15,729,818		264 – 396		267	47 months
	8,862,804	Rs.	397 – 408	Rs.	399	30 months

	Year ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	392,896	Rs.	172 – 255		231	45 months
	26,180,498		265 – 396		267	47 months
	12,661,148		397 – 458		399	30 months

Forfeited and lapsed during the year	(18,000)		172 – 255		229	—
	(790,554)		265 – 396		267	—
	(831,625)		397 – 458		398	—

Exercised during the year	(82,320)		172 – 255		221	—
	(5,243,687)		265 – 396		266	—
	(1,929,556)		397 – 458		397	—

Outstanding at the end of the year	292,576		172 – 255		233	37 months
	20,146,257		265 – 396		267	35 months
	9,899,967		397 – 458		399	19 months

Exercisable at the end of the year	186,732		172 – 255		233	36 months
	16,165,662		265 – 396		267	38 months
	9,899,967	Rs.	397 – 458	Rs.	399	19 months

	Year ended March 31, 2007
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual life
	out of options	prices	price	(months)
Outstanding at the beginning of the year	292,576	172-255	233	37 Months
	20,146,257	265-396	267	35 Months
	9,899,967	397-458	399	19 Months

Forfeited and lapsed during the year	(91,924)	172-255	229	—
	(973,249)	265-396	274	—
	(100,634)	397-458	398	—

Exercised during the year	(175,802)	172-255	228	—
	(17,729,437)	265-396	266	—
	(8,312,435)	397-458	399	—
Outstanding at the end of the year	24,850	172-255	236	23 Months
	1,443,571	265-396	267	23 Months
	1,486,898	397-458	399	7 Months

Exercisable at the end of the year	24,850	172-255	235	22 Months
	1,443,571	265-396	267	23 Months
	1,486,898	397-458	399	7 Months

     The total intrinsic value of options exercised during the years ended March 31, 2005, 2006, and 2007, was Rs. 262.46, Rs. 985.69, and Rs. 7,240.43, respectively. As of March 31, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs 668.18 and Rs 668.18, respectively. As of March 31, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs Nil.
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
Stock option activity under the 2000 ADS Plan is as follows:

	Year ended March 31, 2005
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	429,300	$3.46 – 5.01	$4.32	54 months
	3,392,022	5.82 – 6.90	6.44	45 months

Forfeited and lapsed during the year	(60,000)	5.82 – 6.90	6.53	—

Exercised during the year	(24,750)	3.46 – 5.01	3.77	—
	(1,301,322)	5.82 – 6.90	6.35	—

Outstanding at the end of the year	404,550	3.46 – 5.01	4.35	42 months
	2,030,700	5.82 – 6.90	6.50	33 months

Exercisable at the end of the year	197,956	3.46 – 5.01	4.37	42 months
	1,546,300	$5.82 – 6.90	$6.51	33 months

	Year ended March 31, 2006
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	404,550	$3.46 – 5.01	$4.35	42 months
	2,030,700	5.82 – 6.90	6.50	33 months

Forfeited and lapsed during the year	(48,000)	3.46 – 5.01	4.00	—
	(180,000)	5.82 – 6.90	6.07	—

Exercised during the year	(117,650)	3.46 – 5.01	4.45
	(641,858)	5.82 – 6.90	6.53	—

Outstanding at the end of the year	238,900	3.46 – 5.01	4.38	31 months
	1,208,842	5.82 – 6.90	6.50	21 months

Exercisable at the end of the year	176,938	3.46 – 5.01	4.33	31 months
	911,621	$5.82 – 6.90	$6.45	21 months

	Year ended March 31, 2007
				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average	contractual
	of options	prices	exercise price	life (months)
Outstanding at the beginning of the year	238,900	3.46 – 5.01	$4.38	31 months
	1,208,842	5.82 – 6.90	6.50	21 months

Exercised during the year	122,250	3.46 – 5.01	4.41	—
	769,403	5.82 – 6.90	6.51	—

Outstanding at the end of the year	116,650	3.46 – 5.01	4.39	19 months
	439,439	5.82 – 6.90	6.15	11 months

Exercisable at the end of the year	116,650	3.46 – 5.01	4.39	19 months
	439,439	5.82 – 6.90	$6.15	11 months

     The total intrinsic value of options exercised during the years ended March 31, 2005, 2006, and 2007, was Rs. 232.55, Rs. 181.02, and Rs. 325.08, respectively. As of March 31, 2007 options outstanding and exercisable under the ADS Plan had an intrinsic value of Rs 241.27 and Rs 241.27, respectively. As of March 31, 2007, the unamortized stock compensation expense under the ADS Plan is Rs Nil.

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
     These options vest over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.
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

	Year ended March 31, 2007
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	7,598,174	2	54

Granted during the year	2,492,560	2	72

Forfeited during the year	(553,836)	2	—

Exercised during the year	(2,036,918)	2	—

Outstanding at the end of the year	7,499,980	2	49

Exercisable at the end of the year	195,982	2	43
     Stock option activity under WARSUP 2004 plan is as follows:

	Year ended March 31, 2005
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	—	$—	—

Granted during the year	1,583,600	0.04	72 months
Forfeited during the year	(47,500)	0.04	—

Outstanding at the end of the year	1,536,100	0.04	66 months

Exercisable at the end of the year	—	$—	—

	Year ended March 31, 2006
			Weighted-
			average
			remaining
			contractual life
	Shares arising out		(months)
	of options	Exercise price
Outstanding at the beginning of the year	1,536,100	$0.04	66 months

Exercised during the year	(148,440)	0.04	—
Forfeited during the year	(386,940)	0.04	—

Outstanding at the end of the year	1,000,720	0.04	54 months

Exercisable at the end of the year	116,400	$0.04	54 months

	Year ended March 31, 2007
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	1,000,720	$0.04	54

Granted during the year	918,130	$0.04	72
Exercised during the year	(196,620)	$0.04
Forfeited during the year	(170,900)	$0.04

Outstanding at the end of the year	1,551,330	$0.04	54

Exercisable at the end of the year	122,980	$0.04	54
     Restricted Stock Unit Plan 2005: In July 2005, the Company established a new option plan titled Wipro employee Restricted Stock Unit Plan 2005 (WRSUP 2005). The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options vest over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.

     Stock option activity under WSRUP 2005 plan is as follows:

	Year ended March 31, 2007
			Weighted-
			average
			remaining
	Shares arising out		contractual life
	of options	Exercise price	(months)
Outstanding at the beginning of the year	—	—	—

Granted during the year	3,640,076	2	72
Exercised during the year	—	2	—
Forfeited during the year	(193,192)	2

Outstanding at the end of the year	3,446,884	2	63

Exercisable at the end of the year	—	2	—
     The weighted-average grant-date fair value of options granted during the year ended March 31, 2005, 2006, and 2007 was Rs. 319.23, Rs. 458.00 and Rs. 511.92, for each option respectively.
     The total intrinsic value of options exercised during the years ended March 31, 2005, 2006, and 2007, was Rs. Nil, Rs. 632.22, and Rs. 1,282.41, respectively. As of March 31, 2007 options outstanding and exercisable under the RSU Plan had an intrinsic value of Rs 7,162.67 and Rs 193.34, respectively. As of March 31, 2007, the unamortized stock compensation expense under the RSU Plan is Rs 4,198.59 and the same is expected to be amortized over a weighted average period of approximately 3.8 years.
     Total stock compensation cost recognized under the employee stock incentive plans is Rs. 353.86, Rs. 652.23 and Rs. 1,336.40, respectively during the year ended March 31, 2005, 2006 and 2007 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2005		2006		2007
Cost of revenues	Rs.	238.27	Rs.	437.20	Rs.	1,044.83
Selling and marketing expenses		49.20		75.16		168.95
General and administrative expenses		66.39		139.87		122.62

	Rs.	353.86	Rs.	652.23	Rs.	1,336.40

     In the stock option activity table for 1999 Plan, 2000 Plan and 2000 ADS Plan, the Company previously had not reflected the impact of options lapsed. Additionally, the Company had not reported the correct weighted average contractual life for the 2000 Plan and 2000 ADS Plan. During the year ended March 31, 2007, the disclosures have been suitably amended. These matters had no impact on the amounts reported in the financial statements.
Modification of Employee Stock Incentive Plans
     During the year ended March 31, 2007, through a short-term inducement offer, the Company agreed to an arrangement whereby if certain vested options were exercised within the offer period through financing by an independent third-party financial institution, the Company would bear the interest obligation relating to this financing. The loan by the third-party financial institution is with no recourse to the Company. 11,879,065 options were exercised during the offer period. The Company has accounted for this arrangement as a short-term inducement resulting in modification accounting. Accordingly, incremental compensation cost of Rs. 86.45 has been recorded.
     Additionally as a part of this arrangement 1,150,055 other vested options were exercised by certain employees through a non-recourse interest free loan aggregating Rs. 326.17 by a controlled trust. Even though this transaction does not represent an exercise for accounting purpose, to reflect the legal nature of shares issued, an amount of Rs. 2.30, equivalent to the par value of shares issued has been transferred from additional paid-in capital to common stock.
23. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2005		2006		2007
Earnings
Net income	Rs.	15,832.75	Rs.	20,269.97	Rs.	29,168.99
Effect of dilutive instruments of subsidiary		(27.97)		—		—

Net income (adjusted for full dilution)	Rs.	15,804.78	Rs.	20,269.97	Rs.	29,168.99

Equity shares
Weighted average number of equity shares outstanding		1,391,554,372		1,406,505,974		1,426,709,163
Effect of dilutive equivalent shares-stock options		8,292,410		17,173,256		17,758,394

Weighted average number of equity shares and equivalent shares outstanding...		1,399,846,782		1,423,679,230		1,444,467,557

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
     Options to purchase 12,661,148, Nil and Nil equity shares were outstanding during the year ended March 31, 2005, 2006 and 2007, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.
24. Employee Benefit Plans
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
     In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No. 158), which amends SFAS No. 87, 88, 106, and 132(R). This standard requires that companies record an asset or liability on the consolidated balance sheet equal to the over or under funded status of their defined benefit and other postretirement benefit plans effective for fiscal years ending after December 15, 2006. For each plan, the funded status is defined by SFAS No. 158 as the difference between the fair value of plan assets (for funded plans) and the respective plan’s projected benefit obligation. The projected benefit obligation represents a liability based on the plan participant’s service to date and their expected future compensation at their projected retirement date. Upon adoption of SFAS No. 158 and recognition of the funded status on the company’s consolidated balance sheet, all previously unrecognized amounts (unrecognized gains or losses and prior service cost) as well as subsequent changes in funded status are reflected in accumulated other comprehensive income (loss), net of tax, in the stockholder’s equity.
     The incremental impact of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of March 31, 2007 is given below:

	Before		After Application
	Application of		of SFAS No.
	SFAS No. 158	Adjustments	158
Other current liabilities	16,481.41	141.75	16,623.16
Total current liabilities	42,679.97	141.75	42,821.72
Deferred income taxes	482.03	(18.05)	463.98
Total liabilities	44,492.37	123.70	44,616.07
Accumulated other comprehensive income	217.47	(123.70)	93.77
Total stockholder’s equity	101,591.76	(123.70)	101,468.06
Total liabilities and stockholder’s equity	146,084.13	—	146,084.13

	As of March 31,
	2006		2007
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	634.46	Rs.	755.93
Service cost		163.52		192.67
Interest cost		45.66		55.16
Benefits paid		(47.08)		(77.10)
Actuarial loss/(gain)		(40.62)		100.19

PBO at the end of the year		755.93		1,026.85

Change in plan assets
Fair value of plan assets at the beginning of the year		597.73		656.16
Actual return on plan assets		53.11		58.82
Employer contributions		52.40		89.14
Benefits paid		(47.08)		(77.10)

Plan assets at the end of the year		656.16		727.03

Funded status		(99.77)		(299.82)

Unrecognized actuarial loss/(gain)		58.67		—
Unrecognized transition obligation		1.67		—
Unrecognized actuarial cost		2.31		—

Accrued liability	Rs.	(37.12)	Rs.	(299.82)

     Following is the summary of amounts in accumulated other comprehensive income / (loss) as of March 31, 2006 and 2007 that have not yet been recognized in the consolidated statements of income as components of net gratuity cost:

	Year ended March 31,
	2006		2007
Net actuarial loss	Rs.	—	Rs.	137.54
Net prior service cost		—		2.81
Net transitional obligation		—		1.40

Total accumulated other comprehensive income	Rs.	—	Rs.	141.75

     Net gratuity cost for the years ended March 31, 2004, 2005 and 2006 included:

	Year ended March 31,
	2005		2006		2007
Service cost	Rs.	114.88	Rs.	163.52	Rs.	192.67
Interest cost		31.56		45.66		55.16
Expected return on assets		(29.49)		(30.58)		(42.24)
Amortization of transition liabilities		10.96		10.34		(4.00)
Adjustments(1)		—		—		(77.55)

Net gratuity cost	Rs.	127.91	Rs.	188.94	Rs.	124.04

(1)	Till March 31, 2006 for a certain category of employees, the Company previously recorded and disclosed a defined benefit plan as a defined contribution plan. During the year ended March 31, 2007, the Company recorded an adjustment of Rs 77.55 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.

     The weighted average actuarial assumptions used to determine benefit obligations are:

	As of March 31,
	2006	2007
Discount rate	8%	9.6%
Rate of increase in compensation levels	7%	7%
Rate of return on plan assets	7%	7.5%
     The weighted average actuarial assumptions used to determine net periodic gratuity cost are:

	Year ended March 31,
	2005	2006	2007
Discount rate	8%	8%	8%
Rate of increase in compensation levels	7%	7%	7%
Rate of return on plan assets	7%	7%	7%
     The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company estimates the long-term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held. As of March 31, 2005, 2006 and 2007, a significant portion of the plan assets were invested in debt securities.
     Accumulated benefit obligation was Rs. 458.41 and Rs. 737.63 as of March 31, 2006 and 2007 respectively.

Expected contribution to the fund for the year ending March 31, 2008	Rs.	195.01

Expected benefit payments from the fund for the year ending March 31:
2008		216.84
2009		200.11
2010		219.80
2011		270.31
2012		332.38
Thereafter		1,644.88

Total		2,884.32

     The expected benefits are based on the same assumptions used to measure the company’s benefit obligations as of March 31, 2007.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the employees of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. From April 1, 2005, the Company discontinued superannuation contributions for certain category of employees and paid such contribution amounts as cash compensation to the employees. The Company has no further obligations under the plan beyond its annual contributions.
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
     The Company contributed Rs. 995.93, Rs. 1,035.78 and Rs. 1,407.00 to various defined contribution and benefit plans during the years ended March 31, 2005, 2006 and 2007 respectively as follows:

	Year ended March 31,
	2005		2006		2007
Defined contribution	Rs.	868.02	Rs.	846.84	Rs.	1,282.96
Defined benefit		127.91		188.94		124.04

Total	Rs.	995.93	Rs.	1,035.78	Rs.	1,407.00

25. Related Party Transactions
     The Company has the following transactions with related parties:

	Year ended March 31,
	2005		2006		2007
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	111.68	Rs.	114.01	Rs.	29.24
Rent, travel and related expenses		1.61		—		—
Purchase of software		0.45		—		—

WeP Peripherals:
Revenues from sale of computer equipment and services		10.48		19.67		4.91
Fees received for usage of trade mark		—		—		—
Payment for services		7.50		2.37		—
Purchase of printers		176.79		118.88		193.76

Azim Premji Foundation (entity controlled by principal shareholder of the Company):
Revenues from sale of computer equipment and services		6.71		3.64		3.35

Principal shareholder:
Payment of lease rentals		1.13		1.13		1.13
     The Company has the following receivables from related parties, which are reported as other assets/other current assets in the balance sheet:

	As of March 31,
	2006		2007
Wipro GE	Rs.	51.70	Rs.	3.88
WeP Peripherals		4.19		—
Azim Premji Foundation		0.04		—

	Rs.	55.93		3.88

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of March 31,
	2006		2007
WeP Peripherals	Rs.	38.85	—

	Rs.	38.85	—

26. Sale of accounts receivable / employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss on sale is recorded at the time of sale.
     During the years ended March 31, 2005, 2006 and 2007, the Company transferred financial assets of Rs. 737.80, Rs. 258.67 and Rs. 480.00 respectively, under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in loss of Rs. 42.03, Rs. 9.28 and Rs. 8.60 for the years ended March 31, 2005, 2006 and 2007 respectively, which is included in general and administrative expense. As at March 31, 2006 and 2007, the maximum amounts of recourse obligation in respect of the transferred financial assets are Rs. 20.40 and Rs. 48.00 respectively.

27. Commitments and Contingencies
     Capital commitments. As of March 31, 2006 and 2007, the Company had committed to spend approximately Rs. 1,714.22 and Rs. 3,432.25 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2007, the Company has met all commitments required under the plan.
     As of March 31, 2006 and 2007, the Company had contractual obligations to spend approximately Rs. 1,946 and Rs. 3,160.18 respectively; under purchase obligations which include commitments to purchase goods or services of either a fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2006 and 2007, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 2,941.20 and Rs. 3,013.11 respectively, as part of the bank line of credit.
     Contingencies and lawsuits. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100.49 (including interest of Rs. 750.38). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002 and 2003. The income tax authorities have filed an appeal for the year ended March 31, 2001 and 2002.
     In December 2006, the Company received an additional tax demand of Rs. 3,027.20 (including interest of Rs. 753.09) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company, the Company believes that the final outcome of the above disputes should be in favor of the Company and there will not be any material impact on the Company’s financial position and results of operations. The range of loss relating to these contingencies is between zero and the amount of the demand raised.
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
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segment. Return on capital employed is calculated as earnings from continuing operations before interest expenses, tax, minority interests and cumulative effect of change in accounting principle divided by the average of the capital employed at the beginning and at the end of the year.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.

     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     As discussed in Note 3 on Acquisitions, between March 2006 and March 2007, the Company made several acquisitions. The operations of mPower, New Logic, cMango, Enabler, Saraware Oy and Quantech, which represent a component of IT Services and Products, are currently being reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, Middle East and Asia Pacific region.
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
     Information on reportable segments is as follows:

	Year ended March 31, 2005
				India and
	Global IT Services and Products			AsiaPac IT	Consumer
		BPO		Services and	Care and		Reconciling
	IT Services	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	54,236.07	6,477.15	60,713.22	13,403.17	4,555.38	2,680.73	—	81,352.50

Exchange rate fluctuations	20.01	(44.12)	(24.11)	(8.62)	(0.23)	(6.74)	39.70	—

Total revenues	54,256.08	6,433.03	60,689.11	13,394.55	4,555.15	2,673.99	39.70	81,352.50
Cost of revenues	(33,780.07)	(4,740.25)	(38,520.32)	(10,494.17)	(2,926.22)	(1,914.06)	—	(53,854.77)
Selling and marketing expenses	(3,121.70)	(101.77)	(3,223.47)	(1,150.26)	(876.68)	(184.10)	(31.75)	(5,466.26)

General and administrative expenses	(2,225.94)	(513.16)	(2,739.10)	(787.66)	(82.26)	(126.93)	(7.65)	(3,743.60)
Research and development expenses	(273.54)	—	(273.54)	—	—	—	—	(273.54)
Amortization of intangible assets	(52.00)	(70.00)	(122.00)	—	(18.29)	—	—	(140.29)
Exchange rate fluctuations	—	—	—	—	—	—	(92.12)	(92.12)
Others, net	14.56	—	14.56	7.21	19.11	17.54	16.87	75.29

Operating income of segment (1)	14,817.39	1,007.85	15,825.24	969.67	670.81	466.44	(74.95)	17,857.21

Total assets of segment	29,297.05	8,747.54	38,044.59	5,676.32	1,670.62	1,948.26	24,735.32	72,075.11
Capital employed	21,289.71	8,122.14	29,411.85	1,594.54	936.44	1,403.21	24,479.91	57,825.95
Return on capital employed	78%	14%	60%	52%	86%
Accounts receivable	10,765.92	977.11	11,743.03	2,292.42	263.66	507.25	—	14,806.36

Cash and cash equivalents and investments in liquid and short-term mutual funds	3,877.87	1,519.93	5,397.80	101.85	142.63	493.40	22,492.67	28,628.35
Depreciation	1,666.79	515.74	2,182.53	93.32	65.54	47.90	48.67	2,437.96

	Year ended March 31, 2006
					India and
					AsiaPac IT
	Global IT Services and Products				Services	Consumer
			BPO		and	Care and		Reconciling
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	72,591.13	470.20	7,664.23	80,725.56	16,477.08	5,625.04	3,279.20	—	106,106.88

Exchange rate fluctuations	(172.15)	(1.88)	(37.78)	(211.81)	(2.34)	0.20	5.38	208.57	—

Total revenues	72,418.98	468.32	7,626.45	80,513.75	16,474.74	5,625.24	3,284.58	208.57	106,106.88
Cost of revenues	(46,605.98)	(380.15)	(5,809.54)	(52,795.67)	(12,834.70)	(3,556.43)	(2,459.93)	—	(71,646.73)
Selling and marketing expenses	(3,863.85)	(28.92)	(49.45)	(3,942.22)	(1,391.59)	(1,160.42)	(236.26)	(33.86)	(6,764.35)
General and administrative expenses	(3,345.48)	(47.01)	(751.52)	(4,144.01)	(841.24)	(102.22)	(112.02)	(39.48)	(5,238.97)
Research and development expenses	(202.26)	—	—	(202.26)	—	—	—	—	(202.26)
Amortization of intangible assets	(8.00)	(17.76)	(4.94)	(30.70)	(12.00)	(21.25)	—	—	(63.95)
Exchange rate fluctuations	—	—	—	—	—	—	—	(288.49)	(288.49)
Others, net	7.09	3.47	—	10.56	9.27	13.21	11.11	25.99	70.14

Operating income of segmen(1)	18,400.50	(2.05)	1,011.00	19,409.45	1,404.48	798.13	487.48	(127.27)	21,972.27

Total assets of segment	40,062.66	3,341.01	11,426.57	54,830.24	8,322.33	2,344.75	2,410.94	34,919.08	102,827.34
Accounts receivable	14,674.20	432.35	849.12	15,955.67	3,350.62	563.75	723.07	—	20,593.11
Cash and cash equivalents and investments in liquid and short-term mutual funds	5,000.57	245.69	4,097.57	9,343.83	240.81	178.03	367.89	29,042.39	39,172.95
Depreciation	2,128.92	59.41	623.80	2,812.13	117.05	81.73	58.87	31.45	3,101.23
Capital employed opening	21,289.71	—	8,122.14	29.411.85	2,245.41	936.44	1,403.21	23,829.04	57,825.95
Capital employed closing	27,777.90	3,049.94	10,337.07	41,164.91	3,124.13	1,309.70	1,790.09	32,080.06	79,468.89
Average capital employed	24,533.81	1,524.97	9,229.61	35,288.38	2,684.77	1,123.07	1,596.65	27,954.55	68,647.42
Return on capital employed	75%		11%	55%	52%	71%

	Year ended March 31, 2007
					India and
					AsiaPac
					IT
	Global IT Services and Products				Services	Consumer
			BPO		and	Care and		Reconciling
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Entity Total
Revenues	96,688.37	4,820.44	9,412.80	110,921.61	23,888.48	7,558.50	7,062.74	—	149,431.33

Exchange rate fluctuations	(140.57)	(15.03)	(23.85)	(179.45)	(25.07)	4.40	3.06	197.06	—

Total revenues	96,547.80	4,805.41	9,388.95	110,742.16	23,863.41	7,562.91	7,065.80	197.06	149,431.33
Cost of revenues	(62,671.33)	(4,146.44)	(6,172.97)	(72,990.74)	(18,555.11)	(4,905.14)	(5,749.25)	—	102,200.24
Selling and marketing expenses	(4,882.83)	(116.82)	(100.02)	(5,099.67)	(2,067.89)	(1,482.75)	(477.84)	(44.77)	(9,172.92)
General and administrative expenses	(4,230.46)	(511.59)	(982.52)	(5,724.57)	(1,198.32)	(120.04)	(500.35)	(95.95)	(7,639.23)
Research and development expenses	(267.71)	—	—	(267.71)	—	—	—	—	(267.71)
Amortization of intangible assets	—	(220.11)	(5.09)	(225.20)	(32.04)	(4.33)	(7.66)	—	(269.23)
Exchange rate fluctuations	—	—	—	—	—	—	—	(235.69)	(235.69)
Others, net	12.92	80.61	0.10	93.63	29.08	18.74	50.54	29.49	221.48

Operating income of segment(1)	24,508.39	(108.94)	2,128.45	26,527.90	2,039.13	1,069.38	381.24	(149.86)	29,867.79

Total assets of segment	53,475.17	11,406.08	7,816.36	72,697.61	12,525.54	4,676.63	6,499.63	49,684.73	146,084.13
Accounts receivable	19,275.43	1,095.75	1,097.06	21,468.24	5,053.64	723.33	1,221.37	—	28,466.58
Cash and cash equivalents and investments in liquid and short-term mutual funds	6,137.25	2,455.60	420.78	9,013.63	887.81	357.98	251.24	34,311.94	44,822.60
Depreciation	2,710.70	176.84	616.66	3,504.20	168.03	103.76	139.05	15.52	3,930.56
Capital employed opening	27,777.90	3,049.94	10,337.07	41,164.91	3,124.13	1,309.70	1,790.09	32,080.06	79,468.89
Capital employed closing	37,403.64	10,257.15	6,456.04	54,116.83	5,717.95	3,093.82	4,417.08	37,903.41	105,249.09
Average capital employed	32,590.78	6,653.54	8,396.55	47,640.87	4,421.04	2,201.76	3,103.59	34,991.73	92,358.99
Return on capital employed	75%	-2%	25%	56%	46%	49%	—	—	—

(1)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	2005		2006		2007
IT Services	Rs.	297.55	Rs.	539.71	1,151.06
BPO Services		12.62		22.77	48.89
India and AsiaPac IT Services and Products		19.02		39.64	79.56
Consumer Care and Lighting		5.84		9.02	23.29
Others		4.49		16.63	13.15
Reconciling items		14.34		35.10	20.45
The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2005		2006		2007
India	Rs.	19,349.64	Rs.	21,803.91	Rs.	30,650.06
United States		41,811.59		53,481.07		72,846.27
Europe		16,602.35		24,310.22		36,972.00
Rest of the world		3,588.92		6,511.68		8,963.00

	Rs.	81,352.50	Rs.	106,106.88	Rs.	149,431.33

30. Fair Value of Financial Instruments
     The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 19. Exhibits

Exhibit
Number	Description
1.1	Articles of Association of Wipro Limited, as amended (1)
1.2	Memorandum of Association of Wipro Limited, as amended (1)
1.3	Certificate of Incorporation of Wipro Limited, as amended (1)
2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)
2.2	Wipro’s specimen certificate for equity shares (1)
4.1	1999 Employee Stock Option Plan (1)
4.2	2000 Employee Stock Option Plan (1)
4.3	Wipro Equity Reward Trust (1)
4.4	2000 ADS Option Plan (3)
4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (4)
4.6	Wipro Employee Restricted Stock Unit Plan 2004 (5)
4.7	Form of Indemnification Agreement, as amended (3)
4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)
4.9	Sample Letter of appointment to Non Executive Directors (5)
4.10	Wipro Employee Restricted Stock Unit Plan 2005 (6)
11.1	Code of Ethics for Principal and Finance Officers (2)
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Wipro’s Ombudsprocess (2)
99.2	Code of Business Conduct and Ethics
99.3	Amendment No.1 to the Charter For The Audit Committee Of The Board Of Directors Of Wipro Limited filed as exhibit no. 99.3 of 20-F filed on June 13, 2005
99.4	Board Governance and Compensation Committee Charter (6)

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: May 30, 2007	Azim H. Premji, Chairman and Managing Director	Suresh C. Senapaty, Executive Vice President, Finance