Form 20-F
period 2008-03-31
WIPRO LTD
filed 2008-05-30
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2008

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

Suresh C Senapaty, Chief Financial Officer and Director
Phone: +91 80 28440055; Fax: +91 80 28440104
(Name, telephone and facsimile of the contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Each Exchange on Which Registered Not applicable
Securities registered pursuant to Section 12(g) of the Act:
American Depositary Shares,
each represented by one Equity Share, par value Rs. 2 per share.

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,461,453,320 Equity Shares.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP	☑	International Financial reporting Standards as used by the International Accounting Standards Board	☐	Others	☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (As defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. unless otherwise stated. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F is the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 40.02 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
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
Item 2. Offer Statistics and Expected Timetable
          Not applicable

     Item 3. Key Information
Summary of Selected Consolidated Financial Data
          The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2008 and selected consolidated balance sheet data as of March 31, 2004, 2005, 2006, 2007 and 2008 in Indian rupees have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes.

							(In millions, except per equity share data)
	2004		2005		2006		2007		2008		2008
											Convenience
											translation into
											US$
Consolidated statements of income data:
Revenues:
Global IT Services and Products
IT Services and Products	Rs.	39,102	Rs.	54,280	Rs.	73,061	Rs.	101,509	Rs.	124,599	$3,113
BPO Services		4,363		6,433		7,664		9,413		11,588	290
India and AsiaPac IT Services and Products
Services		3,109		4,709		6,097		8,368		12,031	301
Products		6,305		8,694		10,380		15,520		22,497	562
Consumer Care and Lighting		3,567		4,555		5,625		7,558		14,639	366
Others		1,987		2,681		3,280		7,063		12,074	302

Total		58,433		81,353		106,107		149,431		197,428	4,933

Cost of revenues:
Global IT Services and Products
IT Services and Products		25,047		33,780		46,986		66,818		85,865	2,146
BPO Services		2,884		4,740		5,810		6,173		7,674	192
India and AsiaPac IT Services and Products
Services		1,661		2,679		3,549		4,612		6,749	169
Products		5,643		7,815		9,286		13,943		19,864	496
Consumer Care and Lighting		2,355		2,926		3,556		4,905		8,683	217
Others		1,410		1,914		2,460		5,749		9,996	249

Total		39,000		53,855		71,647		102,200		138,831	3,469

Gross profit		19,433		27,498		34,460		47,231		58,597	1,464
Operating expenses:
Selling and marketing expenses		(5,278)		(5,466)		(6,764)		(9,173)		(13,807)	(345)
General and administrative expenses		(3,172)		(3,744)		(5,239)		(7,639)		(10,820)	(270)
Amortization of intangible assets		(308)		(140)		(64)		(269)		(616)	(15)
Other operating income/ (expenses)		226		(291)		(340)		(244)		360	9

Operating income		10,901		17,857		22,053		29,906		33,714	842
Gain/ (loss) on sale of stock by affiliates, including direct issue of stock by affiliate		(206)		(207)		—		—		—	—
Other income/ (expense), (net)		868		800		1,196		2,628		2,167	54
Equity in earnings / (losses) of affiliates		96		158		288		318		257	6

Income before income taxes, minority interest and cumulative effect of changes in accounting policy		11,659		18,608		23,537		32,852		36,138	903
Income taxes		(1,611)		(2,694)		(3,265)		(3,723)		(3,873)	(97)
Minority interest		(56)		(81)		(1)		—		(24)	(1)

Income before cumulative effect of change in accounting principle		9,992		15,833		20,271		29,129		32,241	806
Cumulative effect of change in accounting principle		—		—		—		39		—	—

Net income	Rs.	9,992	Rs.	15,833	Rs.	20,271	Rs.	29,168	Rs.	32,241	$806

Earnings per share:
Basic
Income before cumulative effect of change in accounting principle		7.20		11.38		14.41		20.42		22.23	0.56
Cumulative effect of change in accounting principle		—		—		—		0.03		—	—

							(In millions, except per equity share data)
	2004		2005		2006		2007		2008		2008
											Convenience
											translation into
											US$
Net income		7.20		11.38		14.41		20.45		22.23	0.56
Diluted
Income before cumulative effect of change in accounting principle		7.20		11.29		14.24		20.17		22.16	0.55
Cumulative effect of change in accounting principle		—		—		—		0.03		—	—
Net income		7.20		11.29		14.24		20.20		22.16	0.55

Cash dividend per equity share		0.17		4.84		2.50		10.00		3.00	0.07
Additional data:
Revenue by segment
IT Services and Products	Rs.	39,412	Rs.	54,256	Rs.	72,887	Rs.	101,353	Rs.	124,707	$3,116
BPO Services		4,363		6,433		7,626		9,389		11,570	289
Global IT Services and Products	Rs.	43,775	Rs.	60,689	Rs.	80,513	Rs.	110,742		136,277	3,405
India and AsiaPac IT Services and Products		9,445		13,395		16,475		23,863		34,602	865
Consumer Care and Lighting		3,567		4,555		5,625		7,563		14,619	365
Others		1,985		2,674		3,285		7,066		12,055	301
Reconciling items		(339)		40		209		197		(125)	(3)

Total	Rs.	58,433	Rs.	81,353	Rs.	106,107	Rs.	149,431	Rs.	197,428	$4,993

Operating income by segment
IT Services and Products	Rs.	8,505	Rs.	14,817	Rs.	18,399	Rs.	24,399	Rs.	26,059	$651
BPO Services		795		1,008		1,010		2,128		2,558	64
Global IT Services and Products	Rs.	9,300	Rs.	15,825	Rs.	19,409	Rs.	26,527	Rs.	28,617	$715
India and AsiaPac IT Services and Products		761		970		1,404		2,039		2,740	68
Consumer Care and Lighting		546		671		799		1,067		1,841	46
Others		308		466		487		384		877	22
Reconciling items		(14)		(75)		(46)		(111)		(363)	(9)

Total	Rs.	10,901	Rs.	17,857	Rs.	22,053	Rs.	29,906	Rs.	33,714	$842

Consolidated Balance Sheet Data:
Cash and cash equivalents	Rs.	3,297	Rs.	5,671	Rs.	8,858	Rs.	12,412	Rs.	39,270	$981
Restricted cash		—		—		—		7,238		—	—
Investments in liquid and short-term mutual funds		18,479		22,958		30,315		32,410		14,808	370
Working capital (1)		30,649		36,449		50,691		57,444		53,643	1,340
Total assets		57,738		72,075		102,827		146,084		224,502	5,610
Total debt (excluding capital lease obligation)		969		564		705		3,757		43,732	1,093
Total stockholders equity		46,364		56,729		78,764		101,468		129,354	3,232

Notes:

1.	Working capital equals current assets less current liabilities.

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
          The following table sets forth, for the fiscal years indicated, information concerning the amount of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End		Average		High		Low
2008	Rs.	40.02	Rs.	40.13	Rs.	43.05	Rs.	38.48
2007		43.10		45.06		46.83		42.78
2006		44.48		44.21		46.26		43.05
2005		43.62		44.87		46.45		43.27
2004		43.40		45.78		47.46		43.40
          On May 29, 2008, the noon buying rate in the City of New York as certified for customs purposes by the Federal Reserve Bank of New York was Rs. 42.53
          The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
April 2008	40.45	39.73
March 2008	40.46	39.76
February 2008	40.11	39.12
January 2008	39.55	39.13
December 2007	39.55	39.29
November 2007	39.68	39.11
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
          A significant portion of our total operating expenses in our IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
          Our net income increased by 11% in the year ended March 31, 2008, as compared to the year ended March 31, 2007. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

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
          The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT companies operating from China and the Philippines. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. The proposed merger of HP and EDS would possibly increase the competition in the market for IT services. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.
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

          Our success depends in large part upon the ability of our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.
          We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with the industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
          The Central Government in India is considering introducing legislation mandating employers to give preferential hiring treatment to under-represented groups. State Governments in India may also introduce such legislation. The quality of our work force is critical to our business. The legislation may adversely affect our ability to hire the most qualified and competent technology and other professionals.
          Changes in government policies also affect our ability to hire, attract and retain personnel. For instance, the Finance Act, 2007 has imposed a fringe benefit tax (FBT) on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees reducing our ability to use stock option grants to attract, hire and retain qualified personnel.
          Currency exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
          Our Global IT Services and Products business is approximately 69% of our revenues. Revenues from this business are derived in major currencies of the world while a significant portion of its costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. During fiscal 2008, the Indian rupee appreciated significantly against the U.S. Dollars. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into foreign currency derivative contracts to minimize the impact of currency fluctuations. Volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
          A significant portion of our debt is in various foreign currencies. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Volatility in exchange rate movement and/or rupee depreciation may negatively impact our operating results.
          A substantial portion of our revenues is derived from clients based in the U.S. or Europe and from certain specific industries. Economic slowdown in the U.S. or Europe which impacts the economic health of companies in the U.S. or Europe or any particular industry we address would adversely impact our revenues and profitability.
          We derive approximately 63% of our Global IT Services and Products revenues from United States and 32% of our Global IT Services and Products revenues from Europe. If the United States or the European economy weakens on account of an economic slowdown, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. The Forrester Global IT 2008 Market Outlook predicts a distinct slowdown of U.S. IT purchases from 6.2% growth in 2007 to 2.8% growth in 2008.
          Further, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For instance we derive about 24% of our revenues in Global IT Services and Products from clients in financial services sector. The recent crisis in the mortgage-backed securities markets has impacted companies in the financial services sector, which could result in reduction or postponement of their IT spends and thus may adversely affect our business.

          Our Global IT Services and Products service revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
          We currently derive, and believe that we will continue to derive, a significant portion of our Global IT Services and Products revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2006, March 31, 2007 and March 31, 2008, accounted for 3%, 3% and 3% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 27%, 25% and 24 % of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the sole outside service provider for our clients. Thus, any major client of one year may not provide the same level of revenue in a subsequent year.
          There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on the revenue earned from services rendered to any one client.
          Restrictions on immigration in the U.S. may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.
          If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to our clients in the United States could be impaired. In response to terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work onsite at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.
          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services (USCIS) may approve in any government fiscal year. The U.S. Citizenship and Immigration Services have limited the number of H-1B visas that may be granted from 2005 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.
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
          Immigration laws in the United States and in other countries are subject to legislative changes, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.
          Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

          Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business
          Because we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal rules on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, internal and disclosure control obligations, data privacy and labor relations. Violations of these regulations in the conduct of our business could result in fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.
          We have approximately 13,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labour laws, employee health safety and wages and benefits. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violation of labour law or other alleged conduct. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.
          Anti-outsourcing legislation, if adopted, could adversely affect our business, financial condition and results of operations and impair our ability to service our customers.
          The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the United States which is our largest market. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are under discussion in Congress and in numerous state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the United States. While no substantive anti-outsourcing legislation has been introduced to date, given the ongoing debate over this issue, the introduction of such legislation is possible. It currently appears that, if introduced, such measures are likely to fall within two categories (1) a broadening of restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, and (2) measures that impact private industry. Such measures could adversely affect our business, financial condition and results of operations and our ability to service our customers could be impaired if any of these measures are introduced or adopted.
          In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data (including reports involving service providers in India). Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the country in which our clients operate.
          Legislation enacted in certain European jurisdictions and any future legislation in Europe, Japan or any other country in which we have clients restricting the performance of business process services from an offshore location could also have a material adverse effect on our business, results of operations and financial condition. For example, new legislation recently enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive that has been adopted in some form by many European Union, or EU countries, provides that if a company outsources all or part of its business to a service provider or changes its current service provider, the affected employees of the company or the previous service provider are entitled to become the employee of the new service provider, generally on the same terms and conditions as their original employment. In addition, dismissal of employees who were employed by the company or the previous service provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients in the United Kingdom and other EU countries who outsource business to us and have adopted similar laws. This legislation may materially affect our ability to obtain new business from companies in the EU and to provide outsourced services to companies in the EU in an effective manner.

          We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.
          Approximately 33% of our IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
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
          A significant element of our business strategy is to continue to leverage and expand our software development centers at Bangalore, Chennai, Hyderabad and Pune in India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.
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
          We are investing substantial cash assets in new facilities and physical infrastructures and our profitability could be reduced if our business does not grow proportionately.
          We have invested substantially on construction or expansion of new software development facilities and physical infrastructure during fiscal 2008 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal 2008 was Rs. 14,674 million ($ 367 million). Additionally, as of March 31, 2008, we had contractual commitments of approximately Rs. 7,266 million ($ 182 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

          Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
          Currently, we have software development facilities in eight countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
          Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.
          The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
          Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.
          Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, in as few as ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:
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
          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in July 2007, we acquired 100% of the equity of Unza Holdings Limited and subsidiaries (‘Unza’), a company engaged in the manufacturing and marketing of personal care products in South East Asia. Also in September 2007, we acquired Infocrossing Inc. and its subsidiaries (‘Infocrossing’). Infocrossing is a U.S.-based IT infrastructure management, enterprise application and business process outsourcing services provider. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans.

          Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.
          As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our contracts with them. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.
          We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.
          Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.
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
          In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2008, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.
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
Risks Related to Investments in Indian Companies and International Operations generally.
          We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, Government currency exchange control, as well as changes in exchange rates and interest rates.

          Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.
          Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, increase in proportion of employees with lower experience, or source talent from other low cost locations, like Eastern Europe, China or South-East Asia; wage increases in the long term may reduce our profit margins.
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
          Our net income would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives
          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in India in recent years.
           The Finance Act, 2000 phases out the 10-year tax holiday available to Companies that export software from specially designated software technology parks in India, or STPs, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a Company’s undertaking. On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a Company’s undertaking.
           The Finance Act, 2007 has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act (sections that provide tax holiday benefits) in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2007, would be 11.33% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid over normal tax payable that could be carried forward can be adjusted against our tax liability over the next seven years. Although MAT paid by us can be set off against our future income tax liability, our cash flows could be adversely affected.
          In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
          In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Act, 2008, proposed to include services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business. Under this tax, service providers are required to pay a tax of 12% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there is no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.
          We are subject to a 15% Branch Profit Tax, or BPT, in the United States to the extent that the after-tax net profits of our United States branch during a fiscal year exceeds the increase in the United States branch net assets, the net profits and net assets being calculated in accordance with the Internal Revenue Code. Based on the net profits of our United States branch for fiscal 2008 and the net assets held as of March 31, 2008 and March 31, 2007, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and affecting our profits negatively.
          We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
          We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.
          Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
          Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, the attacks of June 30, 2007 in Glasgow and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.
          The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
          Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

          Political instability in the Indian Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India in general, which could in return impact our financial results and prospects.
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
          For instance in April 2007, the Government of India announced a number of changes in its policy relating to the Special Economic Zones (‘SEZ’s’) including specifying a cap on land available for SEZ’s. The Government is also considering making changes in its SEZ policy. We currently have several facilities operating within SEZ’s and any adverse change in policy relating to SEZ’s could affect our profitability.
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
          The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:
•	if the transaction consideration is paid in cash, up to 400% of the networth of the acquiring Company;

•	Acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.
          We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

          It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.
          We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. A substantial portion of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.
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
          Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other Government agency may not be obtained on terms which are favorable to a non-resident investor or at all.
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
          Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any; the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.
          ADS holders may be restricted in their ability to exercise voting rights.
          At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.
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
          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2008, 85% of our operating income was generated from our Global IT Services and Products. For the same period, IT Services and Products represented 77% of our operating income, BPO Services represented 8% of our operating income, India and AsiaPac IT Services and Products represented 8% of our operating income and Consumer Care and Lighting and Others represented 7% of our operating income.
          We incurred capital expenditure of Rs. 7,486 million, Rs. 11,392 million and Rs. 14,674 million during the fiscal years ended March 31, 2006, 2007 and 2008, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and Products business segment. As of March 31, 2008, we had contractual commitments of Rs. 7,266 million ($182 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2008.
          Industry Overview
          IT Services and Products
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
          The focus of companies is on objective factors such as:
•	providing decision makers with real-time data from disparate IT systems to enhance the effectiveness of the decision making process;

•	realizing measurable cost efficiencies;

•	realizing a defined return on investment on their IT spending;

•	reducing the cycle time of introducing new software applications, commonly known as time-to- application advantage;

•	reducing the time it takes to develop new technologies, commonly known as time-to-market advantage; and

•	increasing the focus on core activities by outsourcing IT infrastructure to integrated IT service providers
          According to the Worldwide Services Spending Forecast, a report published by International Data Corporation, or IDC, in February 2008, total spend on IT services in 2007 was estimated at $ 495 billon, a growth of 6% over last year. Outsourcing was the fastest growth segment in 2007, estimated to have grown by 7.4%.
          According to the IDC Worldwide Services Spending Forecast, worldwide IT services spend is estimated to approximately $588 billion by 2010, reflecting a compound annual growth rate, or CAGR, of 6%. However, Forrester Global IT 2008 Market Outlook predicts U.S. IT purchases to slowdown from a 6.2% growth in 2007 to 2.8% growth in 2008.
          Increasing Trend Towards Offshore Technology Services. Companies are increasingly turning to offshore technology service providers in order to meet their need for high quality, cost competitive technology solutions. Technology companies have been outsourcing software research and development and related support functions to offshore technology service providers to reduce cycle time for introducing new products and services.
          According to NASSCOMM Strategic Review Report 2008, IDC forecasts a cumulative annual growth rate (CAGR) of over 6% in worldwide IT Services and IT enabled services (IT-ITeS) spends and a CAGR of over 17% in offshore IT spending, for the period 2006-11. The combined market for Indian IT-ITeS exports in fiscal 2008 was nearly $ 40 billion, a growth of approximately 29%. Key factors supporting this projection are the growing impact of technology led innovation, the increasing demand for global sourcing and gradually evolving socio-political attitudes.

          Following are key factors contributing to the growth of India-based IT services:
•	India based sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs and productivity gains that can be derived from having a very competent employee base. According to NASSCOM’s Strategic Review 2007, the cost advantage achievable from outsourcing to India is unlikely to go away due to an absolute cost advantage vis-à-vis other key markets and the prospect of further reductions in infrastructure and overhead costs.

•	India-based IT companies have proven their ability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to NASSCOM’s Strategic Review Report 2007, India based centers (both Indian firms as well as MNC owned captives) constitute the largest number of quality certifications achieved by any single country. As of December 2007, over 480 Indian companies had acquired quality certifications with 86 companies certified at SEI CMM level 5.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2008, the Indian IT industry employed nearly 1,996,000 software professionals as of 2007-08, making it one of the largest employers in the IT services industry. According to the same report, India has the largest pool of suitable off-shore talent — accounting for 28% of the suitable pool available across all offshore destinations.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

•	The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to allow private participation, with the cost of international connectivity declining rapidly and service level quality improving significantly. This cost advantage is likely to continue due to lower penetration levels and a growing consumer base.
BPO Services
          India is a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub. According to IDC, worldwide BPO spend is estimated to increase from $ 421 billion in 2006 to $ 677 billion in 2011, representing a compound annual growth rate, or CAGR, of 10%.
India and Asia Pac IT Services and Products
          According to NASSCOM strategic review 2008, the market for IT services and products in India is estimated to grow by 43% in US$ terms in 2008.
The hardware market is estimated to account for 53% of the domestic IT industry, growing at about 44% in 2008. Personal computers (including desktops and notebooks) continue to lead the hardware spending patterns with their prices coming down, notebooks are increasingly being adopted as the computing device of choice. For the desktop segment, consumers are showing an increasing trend of moving away from locally assembled items towards branded products with relatively higher end configurations.
          The IT services market is estimated to account for 37% of the domestic IT industry. The growth in IT services market is estimated to be around 44% in US$ terms. The key verticals driving the growth of IT services market are retail, BFSI, telecom and manufacturing. The domestic IT packaged software market is expected to account for 10% of the domestic IT market.
Consumer Care and Lighting
          The consumer care market that we address includes personal care products, soaps, toiletries, infant care products, modular switch lights and modular office furniture. Our Santoor brand is the third biggest soap brand in India. The market for soaps in India is dominated by established players like Hindustan Unilever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regions in India. We have strong presence in the markets for personal care products in south-east Asia.

          AC Nielsen estimates suggest that India is amongst the fastest growing geographies for FMCG, with a 2007 growth rate of 14% for the non-food segment, largely led by price increases. This market is estimated to grow at a CAGR of 10.0% for the period 2007-2011. The household and personal care FMCG market in other Asian countries we operate in including Malaysia, Vietnam, Indonesia are expected to grow at a CAGR of 7.0% for the period 2007-2011.
          The Indian domestic market for institutional lighting and office modular furniture market is estimated at U.S. $ 675 million and is expected to grow at a CAGR of 25% for the period 2007-2011. Key sectors contributing to the growth are expected to be modern work spaces, IT-ITeS, Retail, Healthcare and Government Infrastructure spending.
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
Our overall business strategy
Aggressively build awareness of the Wipro brand name
          We continue to aggressively build awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups
Pursue selective acquisition of IT companies
          An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have made several acquisitions, including acquisition of Infocrossing Inc and subsidiaries, a U.S based IT infrastructure management, enterprise application and business process outsourcing service provider. We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and greater scale to grow our earnings and increase stockholder value. In pursuing acquisitions, we also focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins.
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

Applied innovation
          Through applied innovation, we infuse newer ideas and newer ways of doing things into all parts of the organization. This approach covers process, delivery, business and technology innovation and enables us to work collaboratively with the client. It improves the business outcome, often without major disruptive change.
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
          Business lines with similar economic characteristics and which comply with segment aggregation criteria specified in U.S. GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as separate reportable segments. Our Global IT Services and Products segment accounted for 69% of our revenues and 85% of our operating income for the year ended March 31, 2008. Of these percentages, our IT Services and Products segment accounted for 63% of our revenue and 77% of our operating income for the year ended March 31, 2008, and our BPO Services segment accounted for 6% of our revenue and 8% of our operating income for the year ended March 31, 2008.
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
•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing and network storage;

•	Increase our share of the total IT spending by our large customers through focused account management and more effective selling of all service lines to our existing customers;

•	Develop industry specific point solutions and use them as entry strategies by demonstrating industry knowledge and understanding of customer businesses and the benefits of outsourcing;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe;

•	Leverage our experience in providing IT infrastructure management services in the Indian market and data center capabilities of Infocrossing to expand our technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

•	Expand our market presence by providing enterprise application integration and system integration services;

•	Expand our service line by investing on eBusiness solutions around information security, business intelligence and information system, service oriented architecture and web based applications; and

•	Expand our business consulting services and position consulting services as strategic differentiator over other competing entities.

Increase the number of clients and penetration with such clients of our IT Services and Products and our BPO Services
          We intend to increase the number of our clients through a dedicated sales team focused on new client acquisition and increasing our presence in Europe and Asia. Our goal is to make new client accounts generate at least $ 1 million in annual revenues within twelve months of opening each account. Through our MEGA account initiative our dedicated key account management team focuses on growing identified customers to over U.S. $ 50 million of annualized revenues. The number of customers from whom we derived annualized revenues in excess of U.S. $ 50 million increased to 11 as of March 31, 2008.
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
Service offering
IT Services and Products
          Our IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to companies across the globe. We provide our clients customized IT solutions to improve their business competitiveness. We offer these services globally through a team of over 61,800 professionals. Our service offerings include:
          Enterprise Solutions Business
          We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 and Global 500 companies to meet their business needs. Our services range from Enterprise Application Services (CRM, ERP, e-Procurement and SCM), to e-Business solutions. Our enterprise solutions have served clients from a range of industries including Energy and Utilities, Retail, Financial Services, Technology, Media and Entertainment and Healthcare. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate defects in execution.
          Our enterprise solutions division accounted for 63%, 65% and 67% of our IT Services and Products revenues for the fiscal years ended March 31, 2006, 2007, and 2008, respectively. Our services include:
          Customised applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.
•	Development. We offer well-defined and mature application development processes over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, we were engaged by a healthcare provider in US to develop a suite of Healthcare management products based on highly customizable J2EE application. We managed the entire program including use case elaboration, enterprise architecture, system design, and development and testing. We developed a customizable and re-configurable web-based solution for processing and tracking claims and enrolling members and service providers. The solution facilitated real time monitoring of business processes, reduction in claim processing lead time and improved productivity by over 60%.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we were engaged by a cruise operator in U.S. to re-engineer its reservation platform. We re-engineered the reservation platform to facilitate common platform across sales channels, transitioned existing data into the new workflow and re-engineered database to enhance user experience and minimize service failures.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we maintain legacy software applications that require frequent upgrades. Our maintenance services also support a distributed delivery environment wherein work responsibilities can be effectively divided between the various organizations depending on the criticality of the requests.
          Enterprise business integration (EBI) services. We implement EBI solutions for the world’s leading fortune 500 companies across various domains addressing complex integration needs spanning geographies. Our service offerings in EBI help to maximize benefits from investments in existing systems, enable business change through flexible underlying information technology systems, provide global enterprise visibility of information and business processes, extend supply chain visibility and reduce systems/IT total cost of ownership
          Enterprise application service. We partnered with a client in the consumer and commercial electronics services sector, with more than 170 subsidiaries worldwide to implement SAP R/3 in various languages across geographies and reengineered over 30 processes. We standardized common data definitions and business processes. With real time information sharing among sales and manufacturing teams, our customer could adjust to demand uncertainties without affecting downstream processes.
          Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes.
          Package implementation. We use our expertise in package software to architect, implement and maintain client specific solutions.
          Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. For a client in energy sector, delivering oil, gas and renewable energy resources to more than 10 million customers, we analyzed and recommended new logistics and scheduling processes to reduce the per gallon cost of delivery. We recommended improvements in business processes including standardization of policies and processes and common business model across geographies, design and implementation of six sigma quality methodologies and re-design of evaluation metrics to ensure congruent goals among the cross-functional teams.
          Testing Services. We are one of the largest Offshore Testing Services providers in the world with annual revenues aggregating to approximately $ 385 million. We have 7,900 dedicated employees and over 200 customers across the globe, including engagements with many Fortune 500 companies. We have been operating our Independent Testing Services division since 1997. Our service portfolio in testing covers many user needs from product concept to deployment, and across the stages of the product/ application life cycle.
          Technology Infrastructure Support Services
          Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. Our offerings are powered by over 12,500 technical specialists and one of the world’s first BS 15000 and ISO 20000 certified infrastructure for operations support.
          For instance, we helped a utility company in the U.K. serving over 13 million customers to streamline its IT operations relating to multiple vendor infrastructure and applications management. We enabled the customer to build a flexible and transparent model of operations and services. We successfully migrated data centers and transitioned IT supply from the incumbent vendors without any disruption to the business. We have enabled the customer to achieve unified IT infrastructure and built in flexibility in the IT infrastructure to respond to changes in business. We have rationalized applications and IT assets and leveraged our vendor relationships to deliver significant reduction from the baseline IT infrastructure costs.
          We formed this division at the end of 1998 and it accounted for 8%, 11% and 12% of our IT Services and Products revenues for the year ended March 31, 2006, March 31, 2007 and March 31, 2008, respectively.
          Research and Development Services
          We provide product development services for both hardware and software systems that are implemented in computers and communications equipment. We were engaged by a leading Medical Equipment OEM in North America to upgrade the LCD display module on its infant incubator system. This required hardware modification and porting of the new software to fit a new hardware platform. We performed a detailed study of the micro-controller and related software and made changes to parameters and display function and developed a simulation tool for display on a Windows dialog based application. This has increased the product life by 10 years and resulted in significant cost reduction relating to design and development of the new product.
          Our research and development services division accounted for 37%, 35% and 33% of our IT Services and Products revenue for the fiscal years ended March 31, 2006, 2007 and 2008. Our services include:
          Hardware design and development. We design and develop various types of integrated electronic circuits, or ICs, including application specific integrated circuits, or ASICs and field programmable gate arrays, or FPGAs. We offer our services over a broad spectrum of technology areas, and are able to provide our clients complete subsystems or entire products.
          Product Strategy & Architecture (PSA). Our PSA practice has wide experience in researching, analyzing, and documenting the business value of technology solutions and helps technology vendors and enterprises develop innovative and effective product and IT strategies that have had proven value in business success. Integrating market-specific knowledge and experience in emerging technologies and standards, the PSA practice provides a unique combination that can meet the complex demands of the industry.
          Engineering Design Services. Our experience in complex project management coupled with technological expertise enables us to provide engineering design solutions that help in reducing time to market and cost while complying with quality standards.
          Multimedia. Our multimedia team works actively on multimedia product realization and provides re-usable Audio, Video and Speech codecs optimized on different platforms suitable for different application areas and end-to-end HW development of video codec solutions.
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
Our Global Delivery Model
          In our IT service offerings, we typically assume primary project management responsibility for all stages of implementation of a project. Typically, a project team consists of a small number of IT professionals based at the client’s location, who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client’s site and ensure its continued operation. A large proportion of the development work on a project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time, seamlessly and qualitatively across multiple locations.
          The Offshore Development Center. We are among the few IT services companies in India which pioneered the offshore development model for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.
          The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in Reading, in the U.K., Windsor and Ontario in Canada, Kiel in

Germany, Tampere in Finland, Shanghai in China and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.
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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2006	2007	2008
1-3 million	103	119	124
3-5 million	30	36	56
>5 million	79	100	118

Total	212	255	298

          For the fiscal years ended March 31, 2007 and 2008, the largest client of our IT Services and Products segment accounted for 3% and 3% of the revenues of IT Services and Products and the largest client of our BPO Services segment accounted for 19% and 12% of the revenues of BPO Services. For the same periods, the five largest clients of our IT Services and Products segment accounted for 13% of IT Services and Products revenues.
Sales and Marketing
          Our headquarters are located in Bangalore, India. We sell and market our IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:
•	by the vertical market segment of our client’s business;

•	by the geographic region in which our client is located; and

•	by the specific practice specialization or skill set that our client requires.
          We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Through our MEGA account initiative our dedicated key account management team focuses on growing identified customers to over U.S. $ 50 million of annualized revenues. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team in IT Services and Products has increased from 340 to 425 personnel from March 31, 2007 to March 31, 2008. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.
Competition
          The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture, EDS, IBM Global Services and India based IT services companies such as Cognizant, Infosys, Satyam and Tata Consultancy Services.

          These competitors are located internationally as well as in India. We expect that competition will further increase and will potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Because wage costs in India are presently increasing at a faster rate than those in the United States our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:
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
Business Process Outsourcing (BPO) Services
          Wipro BPO is one of India’s leading offshore BPO providers. Wipro BPO enables clients to improve their quality of processes, reduce costs and realize benefits of scale. Wipro BPO is uniquely positioned to service customer requirements by leveraging its quality and innovation, talented employees, self sustaining process framework and domain knowledge. We offer customized service offerings; that translates into flexible and cost effective services of the highest quality for our customers. For a leading online mortgage lender, we transitioned the loan approval process and re-engineered the process applying six sigma methodology to reduce cycle time for processing and ensure the highest level of accuracy. We segregated the entire processing into three phases to ensure smoother workflow, improved efficiency and minimal processing lead time.
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
          For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on our experience over the past several years in migrating remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase.
          In BPO Services, we primarily compete against the in-house business process outsourcing units of international companies, other Indian IT service providers, global competitors and competitors from other offshore locations like the Philippines and Ireland. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers. We had over 20,250 employees in our BPO Services segment as of March 31, 2008. Our revenues from our BPO Services segment have grown from Rs. 1,644 million for the year ended March 31, 2003 to Rs. 11,570 million for the year ended March 31, 2008.
India and AsiaPac IT Services and Products
          Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 18% of our revenue and 8% of our operating income for the year ended March 31, 2008.

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
Service offering
          Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. We offer our clients a full array of IT services.
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
          Product Support. Through our expertise in technologies and products and technical support methodologies, we provide clients superior experience, improved problem resolution and enhanced life time value for the product.
          Custom application development. We design, develop and implement enterprise applications for corporate customers. Our solutions include custom application development, package implementation, sustenance of enterprise applications, including industry-specific applications, and enterprise application integration.
          Consulting. We provide consulting services in the areas of business continuity and risk management, technology, process and strategy. We help our clients achieve business momentum in the light of challenges arising from globalization, competition and the dynamics of customer loyalty. The various consulting practices enable our client to achieve strategic cost reduction, business process improvements, execution excellence, cost leadership and business agility through IT, resulting in sustainable business leadership.
Clients
          We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, Government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2008, we had approximately 140 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.
Sales and Marketing
          We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation of our sales teams is comprised of salary and additional compensation linked to achievement of revenue or profit targets and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2008, we had 714 sales and marketing staff.

Competition
          The market for our services and products is highly competitive and rapidly changing. Our competitors include global players like IBM, Hewlett Packard, EDS, Dell and Indian companies such as TCS, HCL Infosystems and Infosys. These companies have begun to focus on increasing their presence in the Indian market. Some of these competitors have secured large IT services contracts in India. We anticipate this competition to continue to grow as the demand for these services increases
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products including modular switches and modular furniture for the Indian market. Our Santoor brand is the third largest brand in India in the soap category. In August 2007, we completed our acquisition of Unza Holdings Limited and subsidiaries, an independent manufacturer and marketer of personal care products in South-East Asia. This business segment accounted for 7% of our revenue and 5% of our operating income for the year ended March 31, 2008.
          Our consumer care and lighting business segment focuses on niche profitable market segments. We began with the hydrogenated oil business in 1945, and have continued to expand our business, currently offering a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, wellness products, light bulbs and fluorescent tubes, and lighting accessories.
Products
          Personal care products. Our range of personal care products include deodorants and fragrances, hair care, bath and shower, skin care and other personal care products. We have about 48 brands including brands like Enchanteur, Safi, Eversoft and Romano.
          Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include Santoor, Chandrika and Wipro Active. The Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil, diapers and feeding bottles and Wipro Sanjeevani line of wellness products.
          Lighting. Our product line includes modular switches, incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, retail stores, software development centers and other industries.
Sales and Marketing
          We market and sell our personal care products through a host of distribution channels which include modern retail outlets, Hypermarts, Supermarts, traditional retailers, van operators and wholesalers. We sell and market our consumer care products primarily through our distribution network in India, which has access to 3,500 distributors and 2.1 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 31 sales offices located throughout India.
          In our other geographies, led by Malaysia, Vietnam, Indonesia and Greater China, we have direct access to over 60,000 retail outlets, with a significant presence in the fast growing modern trade.
          We leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with the aid of advertising campaigns and promotional efforts targeted to specific regions of India. We intend to introduce acquired personal care product brands to establish our presence in the markets for personal care products in India.
Competition
          We face competition primarily from multinational companies like Unilever, Proctor and Gamble, Johnson & Johnson, Loreal in the personal care product. Our competitors in consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Unilever for soaps, toiletries and General Electric and Philips for lighting. Certain competitors have recently focused sales strategies on increasing volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.
Raw Materials and Manufacturing
          The primary raw materials for our soap and personal care products are agricultural commodities, such as vegetable oils. We normally purchase these raw materials domestically and internationally through various supplier contracts. Prices of vegetable oils, agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors.
          Our lighting products are manufactured from glass and industrialized parts. We purchase these parts from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts.
          We have 13 manufacturing locations with 8 factories in India, 2 in Malaysia and 1 each in Vietnam, Indonesia and China, and deal with over 60 third party manufacturers to source our extensive product range.
Wipro Infrastructure Engineering Limited
          We are the world’s largest third-party manufacturer of hydraulic cylinders. We focus on mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. The initiatives by the Government of India in improving physical infrastructure have increased the demand for our products. We anticipate that this demand will continue to remain strong. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.
          In November 2006 we completed the acquisition of Hydrauto Group AB (Hydrauto). Hydrauto is engaged in the production, marketing and development of customized hydraulic cylinders solution for mobile applications such as mobile cranes, excavator, dumpers and trucks. Through this acquisition we gained an entry into European market, access to a customer base built over decades and complementing engineering skills.
Wipro GE Medical Systems Private Limited
          In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in the South Asian markets after-sales services for all GE Medical Systems products sold to them. Products offered in this market consist of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.
Our Competitive Strengths
          We believe that the following are our principal competitive strengths:
Comprehensive range of IT services
          We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have nearly two decades of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

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
Service offerings in emerging growth areas
          We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offerings in this area and familiarized customers with the concept of remote network management. Today this comprises 12% of our revenues from IT Services and Products. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.
Broad range of research and development services
          Our strengths in research and development services grants us the position to take advantage of a recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2008, Indian Research and Development and Engineering services comprising embedded systems/solution as well as other product engineering development services is estimated to reach U.S. $ 4.5 billion in revenues in 2008. The recurring nature of revenues from research and development services helps in mitigating the cyclic nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported.
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

Established track record with premier international customer base
          As of March 31, 2008, our IT Services and Products segment had 743 active clients. 67% of our revenues from IT Services and products segment was derived from Fortune 1000 and Global 500 clients.
          We have approximately 118 customers from whom we derived annualized revenues in excess of $5 million in the fiscal year ended March 31, 2008. We believe that having an established base of high quality, high technology clients provides us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
Ability to access, attract and retain skilled IT professionals
          We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities of India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In February 2007, we were awarded Dale Carnegie Global Leadership Award in recognition of our emphasis on development of human resources, innovation and organizational creativity. As of March 31, 2008, in our IT Services and Products business segment we had over 61,800 professionals and over 20,300 employees in our BPO business. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan and a productivity bonus plan since October 1999.
Robust systems and processes to support growth in business
          We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. Our employee base in our IT Services and Products segment grew from approximately 9,900 employees as of March 31, 2001 to approximately 61,800 employees as of March 31, 2008 and our employee base in BPO Services grew from approximately 5,100 employees to approximately 20,350 employees as of March 31, 2008. During the same period, our revenues from our IT Services and Products segment have grown from Rs. 17,816 million to Rs. 124,707 million. Our revenues from BPO Services have grown from Rs. 1,644 million for the year ending March 31, 2003 to Rs. 11,570 million for the year ending March 31, 2008.
Broad distribution network and strong sales force in India
          We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 190 channel partners throughout India, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 2.1 million retail outlets in India. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.
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

Markets and Sales Revenue
Our revenues for the last three fiscal years by geographic areas are as follows:
(In millions)

	Year ended March 31,
	2006		2007		2008
India	Rs.	21,804	Rs.	30,650	Rs.	46,891
United States		53,481		72,846		87,552
Europe		24,310		36,972		48,259
Rest of the world		6,512		8,963		14,726

	Rs.	106,107	Rs.	149,431	Rs.	197,428

Intellectual Property
          Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These confidentiality agreements generally provide that any confidential or proprietary information being developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.
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
          As of March 31, 2008, we hold more than 1450 registered trademarks including registered community trademarks in India, Japan, U.S., Malaysia and the British Virgin Islands. We also have 23 registered copy rights and 10 registered Designs.
          We have 31 registrations completed with respect to WIPRO and Flower logo trade marks in 80 territories across the world (including Madrid protocol countries) and more than 300 trademark applications pending registration. We have also filed applications in the EU (via the Community Trade Mark) and has three pending registrations. We have also more than 160 trademark applications pending in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka, etc. We have been granted 40 registered patents and has 62 pending patent applications. We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.
Effect of Government Regulation on our Business
          Regulation of our business by the Indian Government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws and tax holiday for operations in notified economic zones. The tax holiday for our facilities located in STPs is due to expire in fiscal 2010. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian Governments since 1991, including the current Indian Government. Further, there are restrictive parts of the Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant Government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.
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
Organizational Structure
          Our subsidiaries are provided in the table below as at March 31, 2008.

Country of
Direct Subsidiaries	Step subsidiaries		Incorporation
Wipro Inc.			U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
		Infocrossing EAS. Inc.	U.S.
		Infocrossing Services Inc	U.S.
		Infocrossing West Inc (A)	U.S.
		Infocrossing Healthcare Services, Inc	U.S.
		Infocrossing. LLC, (A)	U.S.
		Infocrossing I Conncetions, Inc.	U.S.
cMango Pte Limited			Singapore
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India
Wipro Travel Services Limited			India
Wipro Consumer Care Limited			India

Country of
Direct Subsidiaries	Step subsidiaries		Incorporation
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		BVPENTE Beteiligungsverwaltung GmbH(A)	Austria
		3D Networks FZ-LLC	Dubai
		3D Networks (UK) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines Limited		Philippines
	Wipro Holdings Hungary Kft		Hungary
	Wipro Arabia Limited		Dubai
	RetailBox BV		Netherland
		Enabler Informatica SA(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
	Wipro Technologies Oy (formerly Saraware Oy)		Finland
	Wipro Infrastructure Engineering AB (formerly Hydrauto Group AB)		Sweden
		Wipro Infrastructure Engineering Oy (formerly Hydrauto Oy Ab Pernion)	Finland
		Hydrauto Celka Hidrolic San ve Tic a.s	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
Wipro Australia Pty Limited			Australia
3D Networks Pte Limited			Singapore
Planet PSG Pte Limited			Singapore
	Planet PSG SDN BHD		Malaysia
Spectramind Inc.			U.S.
Wipro Chandrika Limited			India
WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.
All the above direct subsidiaries are 100% held by the Company except that we hold 66.67% in Wipro Arabia Limited and 90% in Wipro Chandrika Limited.
As at March 31, 2008 we also held 49% in Wipro GE Medical Systems Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Infocrossing West, Inc., Infocrossing, LLC, and Unza Holdings Limited are as follows :

Country of
Step subsidiaries	Step subsidiaries		Incorporation
Infocrossing West, Inc.			U.S.
	Infocrossing Services West, Inc.		U.S.
Infocrossing, LLC,			U.S.
	Infocrossing Services Southeast, Inc.		U.S.
Unza Company Pte Limited			Singapore
Unza Indochina Pte Limited			Singapore
	Unza Vietnam Co., Limited		Vietnam
Unza Cathay Limited			Hong Kong
Unza China Limited			Hong Kong
	Dongguan Unza Consumer Products Limited.		China
PT Unza Vitalis			Indonesia
Unza Thailand Limited			Thailand
Unza Overseas Limited			British virgin islands
Unza Africa Limited			Nigeria
Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Positive Equity Sdn Bhd			Malaysia
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza Malaysia Sdn Bhd		Malaysia
		UAA Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
BVPENTE Beteiligungsverwaltung GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France
Enabler Informatica SA
	Enabler France SAS		France
	Enabler UK Limited		U.K.
	Enabler Brasil Limited		Brazil
	Enabler & Retail Consult GmbH		Germany

Property, Plant and Equipment
          Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have purchased approximately 2 million square feet of land adjoining our corporate offices for future expansion plans. In addition we have approximately 36 million square feet of land and approximately 8 million square feet of owned software development facilities in India and approximately 1 million square feet of leased software development premises in India. We have approximately 1,100,000 square feet of leased software development facilities in 11 countries outside India. We have approximately 313,000 square feet of leased data center facilities at various locations in United States of America.
          We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom and China. In addition, we have eleven sales and marketing offices in the United States.
          We operate ten manufacturing sites, aggregating approximately 1.3 million square feet and approximately 4 million square feet of land. We own seven of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry, India. We have leased on a long-term basis two facilities located in Waluj and Baddi, India. We own approximately 946,090 square feet of production and warehousing facilities in Indonesia, Vietnam and Malaysia. We also own approximately 344,000 square feet of production facilities in Sweden.
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
Material Plans to Construct, Expand and Improve Facilities
          As of March 31, 2008, we have capital commitments of Rs. 7,266 million ($ 182 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2008.
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
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors”, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview
          We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
          In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the markets for consumer products and lighting.
          Subsequent to March 31, 2008, the Company modified its organization structure relating to its Global IT Services & Products, and India and AsiaPac IT Services and Products segment. These organization changes may change the composition of the Company’s operating and reportable segments. Segment analysis provided below is based on the organization structure and reportable segments that was in place as of March 31, 2008. The Company is currently in the process of determining its new operating and reportable segments based on the revised organization structure. Segment analysis will be presented on the revised basis in the consolidated financial statements for the quarter ended June 30, 2008.
          Our revenue and net income for the years ended March 31, 2006, 2007 and 2008 are provided below.

					Wipro Limited and subsidiaries
					Years ended March 31,
	2008		2007		2006		Year on Year change
	(in millions except earnings per share data)						2008-07	2007-06
Revenue	Rs.	197,428	Rs.	149,431	Rs.	106,107	32%	41%
Cost of revenue		(138,831)		(102,200)		(71,647)	36%	43%
Gross profit		58,597		47,231		34,460	24%	37%
Gross margins		29.7%		31.6%		32.5%	(1.9%)	(0.9%)
Selling and marketing expenses		13,807		9,173		6,764	51%	36%
General and administrative expenses		10,820		7,639		5,239	42%	46%
Operating income		33,714		29,906		22,053	13%	36%
Net income		32,241		29,169		20,270	11%	44%
Earnings per share
Basic		22.23		20.45		14.41
Diluted		22.15		20.20		14.24
          Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2006, 2007 and 2008:

	Year ended March 31,
	2006	2007	2008
	Percentage	Percentage	Percentage
Revenue:
Global IT Services and Products
IT Services and Products (including Acquisitions)	69	68	63
BPO Services	7	6	6
Total	76	74	69
India and AsiaPac IT Services and Products	16	16	18
Consumer Care and Lighting	5	5	7
Others	3	5	6
	100	100	100
Operating Income:
Global IT Services and Products
IT Services and Products (including Acquisitions)	84	82	77
BPO Services	5	7	8
Total	88	89	85
India and AsiaPac IT Services and Products	6	7	8
Consumer Care and Lighting	4	3	5
Others	2	1	2
	100	100	100

Analysis of year ended March 31, 2008 and 2007
▪	Our total revenues increased by 32%, this was driven primarily by a 23%, 45%, 93% and 71% increase in revenues from our Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
▪	As a percentage of total revenue, gross profit declined by 1.9%. This was primarily on account of a decline in gross profit as a percentage of revenue from our Global IT Services and Products segment from 34.1% for the year ended March 31, 2007 to 31.4 % for the year ended March 31, 2008 and decline in gross profit as a percentage of revenue from our Others segment from 18.7% for the year ended March 31, 2007 to 16.1% for the year ended March 31, 2008. This was partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment from 35.1% for the year ended March 31, 2007 to 40.6% for the year ended March 31, 2008 and an increase in gross profit as a percentage of revenue from our India and AsiaPac IT Services and Products segment from 22.2% for the year ended March 31, 2007 to 23.2% for the year ended March 31, 2008.
▪	The increase of Rs.4,634 million or 51% in the selling and marketing expense was primarily on account of an increase in selling and marketing expenses in our Consumer Care and Lighting segment by Rs. 1,739 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products segment by Rs. 1,602 million, an increase in the selling and marketing expenses in our Global IT Services and Products segment by Rs. 1,095 million and an increase in selling and marketing expenses in Others segment, including reconciling items, by Rs. 198 million.
▪	The increase of Rs. 3,181 million or 42% in the general and administrative expenses was primarily on account of an increase in general and administrative expenses of our Global IT Services and Products segment by Rs. 1,857 million, an increase in general and administrative expenses of our Consumer Care and Lighting segment by Rs. 696 million, an increase in general and administrative segment of our India and AsiaPac IT Services and Products segment by Rs. 426 million, and an increase in general and administrative expenses of Others segment, including reconciling items, by Rs. 202 million.
▪	As a result of the aforesaid factors, operating income increased by 13%.
▪	Other income, net, decreased from Rs. 2,628 million for the year ended March 31, 2007 to Rs. 2,167 million for the year ended March 31, 2008. The decrease in other income was primarily due to an increase in interest expenses and translation losses relating to debt denominated in foreign currency, on account of the increase in average outstanding debt during the year ended March 31, 2008. This was partially offset by an increase in income from investments in liquid and short-term instruments.
▪	Income taxes increased by Rs. 150 million from Rs. 3,723 million for the year ended March 31, 2007 to Rs. 3,873 million for the year ended March 31, 2008. Our effective tax rate decreased from 11.3% for the year ended March 31, 2007 to 10.7% for the year ended March 31, 2008. Adjusted for tax write-backs our effective tax rate declined from 13.5% for the year ended March 31, 2007 to 12.2% for the year ended March 31, 2008. This decline was primarily due to decrease in proportion of income subject to taxation in foreign jurisdictions.
▪	Equity in earnings of affiliates for the year ended March 31, 2007 and 2008 was Rs. 318 million and Rs. 257 million respectively. Equity in earnings of affiliates of Rs. 318 million for the year ended March 31, 2007 comprises equity in earnings of Wipro GE of Rs. 302 million, net gain on sale of a portion of the interest in WeP Peripherals of Rs. 40 million and equity in loss of WM Net Serv of Rs. 24 million. Equity in earnings of affiliates of Rs.257 million for the year ended March 31, 2008 comprises equity in earnings of Wipro GE.
▪	As a result of the aforesaid factors, net income increased by Rs. 3,072 million or 11% from Rs. 29,169 million for the year ended March 31, 2007 to Rs. 32,241 million for the year ended March 31, 2008.
Analysis of year ended March 31, 2007 and 2006
▪	Our total revenues increased by 41%, this was driven primarily by a 38%, 45%, 34% and 115% increase in revenue from our Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

▪	As a percentage of total revenue, gross profit declined marginally by 0.9%. This was primarily on account of a decline in gross profit as a percentage of revenue from our Global IT Services and Products segment from 34.4% for the year ended March 31, 2006 to 34.1% for the year ended March 31, 2007, decline in gross profit margin as a percentage of revenues from our Consumer Care and Lighting segment from 36.8% for the year ended March 31, 2006 to 35.1% for the year ended March 31, 2007 and decline in gross profit margin as a percentage of revenues from our Others segment from 25.1% for the year ended March 31, 2006 to 18.7% for the year ended March 31, 2007. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products segment remained constant at 22% for the years ended March 31, 2006 and 2007.
▪	This increase of Rs. 2,409 million or 44% in selling and marketing expenses was primarily on account of an increase in selling and marketing expenses in our Global IT Services and Products segment by Rs. 1,158 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products segment by Rs. 676 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting segment by Rs. 323 million and an increase in selling and marketing expenses in Others segment, including reconciling items, by Rs. 252 million.
▪	This increase of Rs. 2,400 million or 46% in general and administrative expenses was primarily on account of an increase in general and administrative expenses of our Global IT Services and Products segment by Rs. 1,581 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products segment by Rs. 357 million, and an increase in general and administrative expenses of Others segment, including reconciling items, by Rs. 445 million.
▪	As a result of the foregoing factors, operating income increased by 36%.
▪	Other income, net, increased from Rs. 1,196 million for the year ended March 31, 2006 to Rs. 2,628 million for the year ended March 31, 2007. The increase in other income was primarily due to an increase in the average quantum of investments and an increase in the average yield during the year ended March 31, 2007.
▪	Income taxes increased by 14% from Rs. 3,265 million for the year ended March 31, 2006 to Rs. 3,723 million for the year ended March 31, 2007. Our effective tax rate decreased from 13.9% for the year ended March 31, 2006 to 11.3% for the year ended March 31, 2007. Adjusted for tax write-backs our effective tax rate declined from 14.6% for the year ended March 31, 2007 to 13.5% for the year ended March 31, 2008. This decrease was primarily attributable to an increase in the share of income which is exempt from tax.
▪	Equity in earnings of affiliates for the year ended March 31, 2006 and 2007 was Rs. 288 million and Rs. 318 million respectively. Equity in earnings of affiliates of Rs. 318 million for the year ended March 31, 2007 comprises equity in earnings of Wipro GE of Rs. 302 million, net gain on sale of a portion of the interest in WeP Peripherals of Rs. 40 million and equity in loss of WM Net Serv of Rs. 24 million. Equity in earnings of affiliates of Rs. 288 million for the year ended March 31, 2006 comprises equity in earnings of Wipro GE of Rs. 259 million and equity in earnings of WeP Peripherals of Rs. 29 million.
▪	As a result of the foregoing factors, net income increased by 44% from Rs. 20,270 million for the year ended March 31, 2006 to Rs. 29,169 million for the year ended March 31, 2007.
Segment Analysis
Global IT Services and Products
          Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and business process improvement services for repetitive processes.
          As discussed in Note 3 of our Notes to Consolidated Financial Statements on Acquisitions, we acquired Infocrossing during the year ended March 31, 2008. The operations of Infocrossing, a component of Global IT Services and Products, are currently being reviewed by the Chief Operating Decision Maker (CODM) separately and have accordingly been reported separately as ‘Acquisitions’. The operations of the entities acquired through fiscal year 2006 and 2007 have been integrated with the IT Services and Products segment and accordingly CODM no longer reviews separate information relating to these acquired entities.

          Our Global IT Services and Products segment accounted for 69% of our revenue and 85% of our operating income for the year ended March 31, 2008. Of these percentages, our IT Services and Products segment accounted for 63% of our revenue and 77% of our operating income for the year ended March 31, 2008 and our BPO Services segment accounted for 6% of our revenue and 8% of our operating income for the year ended March 31, 2008.
Global IT Services and Products

	Year ended March 31,						Year on Year change
	2008		2007		2006		2008-07	2007-06
			(in millions)
Revenue	Rs.	136,277	Rs.	110,742	Rs.	80,513	23%	38%
Gross profit		42,822		37,752		27,718	13%	36%
Selling and marketing expenses		(6,195)		(5,100)		(3,942)	21%	29%
General and administrative expenses		(7,582)		(5,725)		(4,144)	32%	38%
Research and development expenses		(405)		(268)		(202)	51%	33%
Amortization of intangibles		(424)		(225)		(31)	—	—
Others, net		401		94		10	—	—
Operating income		28,617		26,528		19,409	8%	37%
Gross margin		31.4%		34.1%		34.4%	(2.7%)	(0.3%)
Operating margin		21.0%		23.9%		24.1%	(2.9%)	(0.2%)
          Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments.
IT Services and Products (including acquisitions)

	Year ended March 31,			Year on Year change
	2008	2007	2006	2008-07	2007-06
		(in millions)
Revenue	124,707	101,353	72,887	23%	39%
Gross profit	38,913	34,536	25,901	13%	33%
Selling and marketing expenses	(6,016)	(5,000)	(3,893)	20%	28%
General and administrative expenses	(6,415)	(4,742)	(3,392)	35%	40%
Research and development expenses	(405)	(268)	(202)	51%	33%
Amortization of intangibles	(419)	(220)	(26)	—	—
Others, net	401	94	10	—	—
Operating income	26,059	24,400	18,398	8%	33%
Gross margin	31.2%	34.1%	35.5%	(2.9%)	(1.4%)
Operating margin	20.9%	24.1%	25.2%	(3.2%)	(1.1%)
          The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2008, 69% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2008, 46% of the revenues of our IT services were generated from work performed at our facilities in India.
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 73,061 million, Rs. 101,509 million and Rs. 124,599 million for the years ended March 31, 2006, 2007 and 2008 respectively.

BPO Services

	Year ended March 31,			Year on Year change
	2008	2007	2006	2008-07	2007-06
		(in millions)
Revenue	11,570	9,389	7,626	23%	23%
Gross profit	3,909	3,216	1,817	22%	77%
Selling and marketing expenses	(179)	(100)	(49)	79%	104%
General and administrative expenses	(1,167)	(983)	(752)	19%	31%
Amortization of intangibles	(5)	(5)	(5)	—	—
Operating income	2,558	2,128	1,011	20%	110%
Gross margin	33.8%	34.3%	23.8%	(0.5%)	10.5%
Operating margin	22.1%	22.7%	13.3%	(0.6%)	9.4%
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 7,664 million, Rs. 9,413 million and Rs. 11,588 million for the years ended March 31, 2006, 2007 and 2008 respectively.
Analysis of year ended March 31, 2008 and 2007
▪	Our Global IT Services and Products revenue increased by 23%. In U.S. $ terms revenue from Global IT Services and Products increased by 38%, however due to adverse impact of appreciation of Indian rupee against the US $, the overall revenue in Indian rupee terms increased by 23%. Revenue from IT Services and Products and BPO Services increased by 23% each. In US $ terms, the increase in revenue from IT services is driven by our acquisition of Infocrossing in September, 2007, 42% increase in revenues from enterprise business and 30% increase in revenues from technology services. The increase in revenue from enterprise business was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to the customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector. Integration of acquisitions during the year contributed to 5% increase in the revenues. In our IT Services and Products segment, we added 166 new clients during the year ended March 31, 2008. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 233 as of March 31, 2007 to 298 as of March 31, 2008.
▪	The increase in revenue from our BPO Services segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients. In our BPO Services segment, we added 19 new clients during the year ended March 31, 2008. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 22 as of March 31, 2007 to 33 as of March 31, 2008.
▪	Our gross profit as a percentage of revenues of our Global IT Services and Products declined by 2.7%. Our gross profit as a percentage of revenues of our IT Services and Products segment declined by 2.9%. The decline in gross profit as a percentage of revenue in IT Services and Products segment was primarily due to adverse impact of appreciation of the Indian rupee against US $, an increase in compensation costs for offshore and onsite employees as a part of our compensation review and lower gross margins in Infocrossing. Based on average exchange rates in fiscal 2007 and 2008, The Indian rupee has appreciated by over 10.9% against the U.S. $ in fiscal 2008.
Our gross profit as a percentage of revenues of our BPO Services segment declined marginally by 0.5%. The decline was primarily due to impact of adverse impact of appreciation of Indian rupee against US $. This is largely offset through higher productivity. In BPO Services segment, revenues in US $ terms increased by 38% in fiscal 2008 while the employee head count increased only by 16%. This was achieved primarily through higher levels of automation of delivery and process improvements in employee productivity.
▪	The increase of Rs. 1,095 million or 21% in the selling and marketing expenses was primarily due to an increase in selling and marketing expenses of our IT Services and Products segment by Rs. 1,016. The increase in selling and marketing expenses in our IT Services segment was primarily due to an increase in the number of sales and marketing personnel from 340 as of March 31, 2007 to 425 as of March 31, 2008 and an increase in compensation costs as a part of our compensation review.
▪	The increase of Rs. 1,857 million or 35% in general and administrative expenses was primarily due an increase in general and administrative expenses of our IT Services and Products segment by Rs. 1,673 million. The increase in the general and administrative expenses in our IT Services and Products is primarily on account of increase in the volume of operations during the year ended March 31, 2008. The increase in the general and administrative expenses in our

BPO Services business of Rs. 184 million is primarily due to higher occupancy costs and increase in expenditure on recruiting employees.

▪	Others, net for the year ended March 31, 2008, include Rs. 269 million of insurance recoveries relating to certain costs incurred by the Company.

▪	As a result of the above, the operating income of our Global IT Services and Products business increased by 8%.
Analysis of year ended March 31, 2007 and 2006
▪	Our Global IT Services and Products revenue increased by 38%. This increase was primarily due to the 39% increase in revenue from our IT Services and Products segment and the 23% increase in revenue from our BPO services segment. The increase in revenues from IT Services and Products segment is attributable primarily to two factors. First, we integrated the acquisitions of mPower, New Logic, cMango, Saraware, Enabler and Quantech. Second, the increase in revenue from this business segment comprises a 41% increase in revenue from enterprise services and a 30% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, healthcare and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector. In our IT Services and Products segment, we added 194 new clients during the year ended March 31, 2007. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 195 as of March 31, 2006 to 233 as of March 31, 2007.

▪	This increase in revenue from our BPO Services segment was primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to existing clients. In our BPO Services segment, we added 2 new clients during the year ended March 31, 2007. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 17 as of March 31, 2006 to 22 as of March 31, 2007.

▪	Our gross profit as a percentage of revenues of our Global IT Services and Products segment decreased marginally by 0.3%. Our gross profit as a percentage of revenues of our IT Services and Products declined by 1.4% This decline was primarily due to an increase in compensation costs for offshore and onsite employees as a part of our compensation review, compensation costs arising from the grant of additional stock options, lower utilization rates of our IT professionals, and changes in the onsite-offshore mix during the year as compared to the same period last year. Our gross profit as a percentage of revenues was also impacted by acquisitions in fiscal 2006 and 2007 which have lower gross profit margins. Our gross profit as a percentage of revenues of our BPO Services segment increased by 10.5%. The increase was primarily due to the rationalization of low-margin projects, higher billing rates and the results of our cost containment initiatives.

▪	This increase of Rs. 1,152 million or 29% in selling and marketing expenses was primarily driven by a 28% increase in the selling and marketing expenses in our IT Services and Products segment. This increase was primarily due to an increase in the number of our sales and marketing personnel from 213 as of March 31, 2006 to 340 as of March 31, 2007, an increase in compensation costs as part of our compensation review, the impact of an increase in our sales promotional activities and the impact of additional stock options granted in July 2006 and November 2006.

▪	This increase of Rs. 1,581 million or 38% in general and administrative expenses was primarily due to an increase of Rs. 1,350 million in general and administrative expenses of our IT Services and Products segment and increase of Rs. 231 million in BPO services segment. General and administrative expenses in our IT Services and Products segment increased due to an increase in compensation costs as part of our compensation review, compensation costs arising from the grant of additional stock options and an increase in the number of support staff consistent with the increase in the volume of operations during the year. The increase in general and administrative expenses in our BPO Services segment was primarily due to an increase in compensation costs as part of our compensation review and an increase in support staff consistent with the increase in business volumes.

▪	As a result of the above, operating income of our Global IT Services and Products business increased by 37%.
India and AsiaPac IT Services and Products
          Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 18% of our revenue and 8% of our operating income for the year ended March 31, 2008.

	Year ended March 31,						Year on Year change
	2008		2007		2006		2008-07	2007-06
			(in millions)
Revenue
Services	Rs.	12,031	Rs.	8,369	Rs.	6,097	44%	37%
Products		22,571		15,494		10,378	46%	49%
Total		34,602		23,863		16,475	45%	45%
Gross profit
Services		5,283		3,757		2,548	41%	47%
Products		2,736		1,551		1,092	76%	42%
Total		8,019		5,308		3,640	51%	46%
Selling and marketing expenses		(3,670)		(2,068)		(1,392)	77%	49%
General and administrative expenses		(1,624)		(1,198)		(841)	36%	42%
Amortization of intangibles		(47)		(32)		(12)	—	—
Others, net		62		29		9	—	—
Operating income		2,740		2,039		1,404	34%	45%
Gross margin		23.2%		22.2%		22.1%	1.0%	0.1%
Operating margin		7.9%		8.5%		8.5%	(0.6%)	—
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs.16,477 million, Rs. 23,888 million and Rs. 34,528 million for the years ended March 31, 2006, 2007 and 2008 respectively.
Analysis of year ended March 31, 2008 and 2007
▪	Our India and AsiaPac IT Services and Products revenue increased by 45%. Revenues from the products component of our India and AsiaPac IT Services and Products segment increased by 46%. The increase was attributable to increase in the volume of products sold by the Company and integration of our acquisition of 3D Networks.

▪	Revenues from the services component of our India and AsiaPac IT Services and Products segment grew by 44%. The increase was primarily due to an increase in revenue from our system integration services, growth in our core business of hardware and software support and maintenance services and integration of our acquisition of 3D Networks from November 2006.

▪	Our gross profits as a percentage of our revenues of our India and AsiaPac IT Services and Products segment increased by 1.0%. This is primarily on account of an increase in the gross profit as a percentage of revenues of our products component of our India and AsiaPac IT Services and Products by 2.1%. The improvement in gross profit as a percentage of revenue in our product component is primarily attributable to change in the mix of traded and manufactured products. This is partially offset by decrease in our gross profit as a percentage of revenues of our services component of our India and AsiaPac IT Services and Products by 1%. The decline was primarily due to increase in compensation costs.

▪	Selling and marketing expenses for our India and AsiaPac IT Services and Products segment increased by 77%. This was primarily due to increase in the number of sales and marketing personnel for this business segment increase in carriage and freight expenses due to increase in volume of products sold and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

▪	General and administrative expenses for our India and AsiaPac IT Services and Products segment increased by 36%. This was primarily due to increase in the volume of operations and integration of our acquisition of 3D Networks.

▪	As a result of the above, operating income of our India and AsiaPac IT Services and Products increased by 34%.

Analysis of year ended March 31, 2007 and 2006
▪	Our India and AsiaPac IT Services and Products revenue increased by 45%. Revenues from the products component of our India and AsiaPac IT Services and Products segment increased by 49%. The increase was attributable to an increase in revenue from traded and manufactured products. Revenues from the services component of our India and AsiaPac IT Services and Products segment increased by 37%. The increase was primarily due to an increase in revenue from our service lines including consulting services, system integration services and total outsourcing services, and growth in our core business of hardware and software support and maintenance services.

▪	Our gross profits as a percentage of our revenues of our India and AsiaPac IT Services and Products segment increased by 0.1%. Our gross profit as a percentage of revenues of our services component of our India and AsiaPac IT Services and Products improved by 3.1%. This improvement was primarily due to higher realization rates and better utilization of the personnel. This is partially offset by decrease in our gross profit as a percentage of revenues of our products component of our India and AsiaPac IT Services and Products by 0.5%. Our gross margin for products component has declined due to an increase in the proportion of revenues from products with lower gross margins.

▪	Selling and marketing expenses for our India and AsiaPac IT Services and Products segment increased by 49%. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment, an increase in compensation costs as part of our compensation review and an increase in a marketing activities consistent with the increase in the volume of operations during the year.

▪	General and administrative expenses for our India and AsiaPac IT Services and Products segment increased by 42%. This was primarily due to an increase in compensation costs as part of our compensation review.

▪	As a result of the above, operating income of our India and AsiaPac IT Services and Products increased by 45%.
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products in the Indian market. With the acquisitions of Unza group, we are increasing our presence in personal care products sector in South East Asia. Our Consumer Care and Lighting segment accounted for 7% of our revenue and 5% of our operating income for the year ended March 31, 2008.

	Year ended March 31,						Year on Year change
	2008		2007		2006		2008-07	2007-06
			(in millions)
Revenue	Rs.	14,619	Rs.	7,563	Rs.	5,625	93%	34%
Gross profit		5,938		2,658		2,069	123%	28%
Selling and marketing expenses		(3,222)		(1,483)		(1,160)	117%	28%
General and administrative expenses		(816)		(120)		(102)	580%	18%
Amortization of intangibles		(111)		(4)		(21)	—	—
Others, net		52		19		13	—	—
Operating income		1,841		1,069		799	72%	34%
Gross margin		40.6%		35.1%		36.8%	5.5%	(1.7%)
Operating margin		12.6%		14.1%		14.2%	(1.5%)	(0.1%)
          We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. In Unza, our strategy is to sustain and expand our market share in south-east Asia and introduce premium personal care products of Unza in Indian markets.
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs.5,625 million, Rs. 7,558 million and Rs. 14,639 million for the years ended March 31, 2006, 2007 and 2008 respectively.

Analysis of year ended March 31, 2008 and 2007
▪	Our Consumer Care and Lighting revenue increased by 93%. This increase in revenue is attributable to an increase in volumes of the soap, lighting and furniture products, increase in prices of certain products and integration of Unza from August 2007, which contributed additional revenues of Rs 4,823 million.

▪	Our gross profits as a percentage of our revenues from Consumer Care and Lighting segment increased by 5.5%. This increase was primarily due to increase in proportion of revenues from product range manufactured by Unza, which typically have higher gross margins.

▪	Selling and marketing expenses of our Consumer Care and Lighting segment increased by 117%. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies and integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs. 1,630 million.

▪	General and administrative expenses of our Consumer Care and Lighting segment increased by 580%. This is primarily attributable to integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs. 600 million.

▪	As a result of the above, operating income of our Consumer Care and Lighting business increased by 72%.
Analysis of year ended March 31, 2007 and 2006
▪	Consumer Care and Lighting revenue increased by 34%. This increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products, an increase in the prices of certain products and the integration of sales from our acquisition of Northwest.

▪	Our gross profits as a percentage of our revenues from Consumer Care and Lighting segment decreased by 1.7%. This was primarily due to an increase in the proportion of revenue from furniture and lighting products, which typically have lower gross margins as compared to soap products.

▪	Selling and marketing expenses for our Consumer Care and Lighting business increased by 28%. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and increase in sales personnel and increase in compensation costs as part of our compensation review.

▪	As a result of the above, the operating income of our Consumer Care and Lighting business increased by 34%.
Others, including reconciling items
Analysis of year ended March 31, 2008 and 2007
▪	Revenue from Others increased by Rs. 5,021 or 71% from Rs. 7,066 million for the year ended March 31, 2007 to Rs. 12,055 million for the year ended March 31, 2008. This was primarily due to integration of our acquisition of Hydrauto Group for the full year in fiscal 2008 as compared to a part of the year in fiscal 2007, and an increase in revenue from the sale of hydraulic cylinders and tipping gear systems.

▪	Our gross profits as a percentage of our revenues from Others, including reconciling items, declined from 18.7% of revenue for the year ended March 31, 2007 to 16.1% of revenue for the year ended March 31, 2008. This decline is primarily due to lower gross margins of 12% reported by Hydrauto Group. Reconciling items included fringe benefit tax payments of Rs. 199 million for fiscal 2008.

▪	Selling and marketing expenses for Others, including reconciling items, have increased from Rs. 522 million for the year ended March 31, 2007 to Rs. 720 million for the year ended March 31, 2008. This was primarily due to integration of our acquisition of Hydrauto Group for the full year in fiscal 2008 as compared to a part of the year in fiscal 2007, and an increase in the use of premium distribution channels for deliveries. Reconciling items included fringe benefit tax payments of Rs. 88 million for fiscal 2008.

▪	General and administrative expenses for Others, including reconciling items, have increased from Rs. 596 million for the year ended March 31, 2007 to Rs. 798 million for the year ended March 31, 2008. This was primarily due to integration of our acquisition of Hydrauto Group for the full year in fiscal 2008 as compared to a part of the year in fiscal 2007. This was partially offset by the cost containment initiatives. Reconciling items included fringe benefit tax payments of Rs. 88 million for fiscal 2008.

▪	As a result of the above, operating income of Others, including reconciling items, increased from Rs. 273 million for the year ended March 31, 2007 to Rs. 514 million for the year ended March 31, 2008.
Analysis of year ended March 31, 2007 and 2006
▪	Revenue from Others increased by Rs. 3,782 or 115% from Rs. 3,284 million for the year ended March 31, 2006 to Rs. 7,066 million for the year ended March 31, 2007. This was primarily due to integration of the revenues arising from our acquisition of Hydrauto Group from November 2006 of Rs. 2,756 million and an increase in revenue from the sale of hydraulic cylinders and tipping gear systems.

▪	Our gross profits as a percentage of our revenues from Others, including reconciling items, declined from 25.1% of revenue for the year ended March 31, 2006 to 18.7% of revenue for the year ended March 31, 2007. This was primarily due to integration of our acquisition of Hydrauto Group, which reported a gross profit of 13% during the year ended March 31, 2007. Reconciling items include fringe benefit tax payments of Rs. 145 million for fiscal 2007.

▪	Selling and marketing expenses for Others, including reconciling items, have increased from Rs. 270 million for the year ended March 31, 2006 to Rs. 522 million for the year ended March 31, 2007. This increase is attributable to an increase in use of premium distribution channel for deliveries and due to integration of Hydrauto Group during the year ended March 31, 2007. Reconciling items included fringe benefit tax payments of Rs. 38 million for fiscal 2007.

▪	General and administrative expenses for Others, including reconciling items, have increased from Rs. 151 million for the year ended March 31, 2006 to Rs. 596 million for the year ended March 31, 2007. This was primarily due to integration of our acquisition of Hydrauto Group during the year ended March 31, 2007. Reconciling items included fringe benefit tax payments of Rs. 62 million for fiscal 2007.

▪	As a result of the above, operating income of Others, including reconciling items, declined from Rs. 441 million for the year ended March 31, 2006 to Rs. 273 million for the year ended March 31, 2007.
Acquisitions
          An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have invested over Rs. 43,300 million, in the aggregate, to acquire companies including the acquisitions of Infocrossing Inc and subsidiaries, a U.S based IT infrastructure management, enterprise application and business process outsourcing service provider and Unza Holdings Limited and subsidiaries, an independent manufacturer and marketer of personal care products in South East Asia. Typically, the significant majority of our integration activities related to an acquisition are substantially completed within three to six months after the closing of the acquisition.
          We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and greater scale to grow our earnings and increase stockholders’ value. See Note 3 of our Notes to Consolidated Financial Statements for additional information related to our acquisitions.
          We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2008. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.
Stock compensation expense
          Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards. Previously, we used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
          We have adopted SFAS No. 123(R) using the modified prospective application method. Under this approach we have recognized compensation expenses for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R), we recognized an additional compensation expense of Rs. 165 million for the year ended March 31, 2007.
          As of March 31, 2008, 1,228,632 options are outstanding under our stock option plan and 11,585,399 options are outstanding under our restricted stock unit option plan. The compensation cost arising from such grants is being amortized over the relevant vesting period. As a result of the above, we have amortized stock compensation expenses of Rs. 652 million, Rs. 1,336 million and Rs. 1,076 million for the years ended March 31, 2006, 2007 and 2008 respectively.
          The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
          The allocation is as follows:

	Year ended March 31,
	2006		2007		2008
	(in millions)
Cost of revenue	Rs.	437	Rs.	1,044	Rs.	840
Selling and marketing expenses		75		169		137
General and administrative expenses		140		122		99

	Rs.	652	Rs.	1,336	Rs.	1,076

Amortization of Intangible Assets
          Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 94 million, 379 million and Rs. 724 million for the years ended March 31, 2006, 2007 and 2008 respectively.
          The marketing and customer related intangibles relating to Unza and Infocrossing acquisitions, respectively, have been determined on a preliminary basis. Further, we are in the process of determining components of marketing-related intangibles which have indefinite life, and those, which have determinable life. Based on our preliminary evaluation performed, we believe that a majority of the marketing-related intangibles amounting Rs 4,873 million will have an indefinite useful life. Finalization of the purchase price allocation can result in changes to the amounts allocated to and the estimate of useful lives of marketing and customer related intangibles, including change in categorization of an asset as an indefinite life asset.
Foreign Exchange Gains/(Losses), net
          Foreign exchange gains/ (losses), net, comprise:
•	Exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within Other income, net); and

•	The changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transaction occurs, along with the hedged item.
Other Income, net
          Our other income, net includes interest income on liquid and short-term investments, interest expense on borrowings, short-term and long-term debt, dividend income, exchange differences arising from the translation or settlement of debt denominated in foreign currency and realized gains/losses on the sale of investment securities.
Equity in Earnings/Losses of Affiliates
          Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
          W M NetServ. We record our 80.1% ownership interest in WM NetServ by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right. During the year ended March 31, 2008, we purchased the remaining 19.9% in WM NetServ for a cash consideration of Rs 13 million. Accordingly, we now consolidate the financial statements of WM NetServ.
Income Taxes
          Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
          Currently, we benefit from certain tax incentives under the Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties.
          Software Technology and Hardware Technology Parks. An income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. The Finance Act, 2008 has extended the availability of the ten year tax holiday by period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or ten years.
          Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
          As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.
          For the years ended March 31, 2006, 2007 and 2008 our tax benefits were Rs. 6,689 million, Rs. 8,312 million and Rs. 9,096 million respectively, from such tax incentives.
          We have received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 million (including interest of Rs 2,961 million). The tax demands were primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961 (Act), in respect of profits earned by our undertakings in Software Technology Park at Bangalore. We had appealed against these demands. The first appellate authority vacated the tax demands, which vacates a substantial portion of the demand for the aforementioned financial years. The income tax authorities have filed an appeal against the above order. Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favour and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.
          Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
          Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 million has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
          The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
          During the year ended March 31, 2008, the Indian Income Tax Act was amended to levy FBT on employee stock options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability at the time of exercise of employee stock options. The FBT liability is calculated based on intrinsic value of stock options at the date of vesting. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such, we have amended our stock option plans to recover the amount from the employees. For options granted prior to March 31, 2007, although the FBT expense will be recorded through our income statement , the corresponding recovery, which is directly linked to exercise of stock options, will be recorded as additional exercise price. The FBT liability for outstanding options as of March 31, 2008, is approximately Rs. 1,511 million.
          Our unrecognized tax benefits increased by Rs. 1,623 million during the year ended March 31, 2008 due to non-recognition of certain credits in computing minimum alternate tax eligible for deferral and set off against regular income taxes in the future, and transfer pricing matters in certain foreign jurisdictions. Our unrecognized tax benefits decreased by Rs. 466 million during the year ended March 31, 2008 due to reversal of tax provision upon settlement of tax assessment by the tax authorities in a particular tax jurisdiction, expiry of statutory limitation and revision of tax accruals relating to transfer pricing.
Liquidity and Capital Resources
          As of March 31, 2008, we had cash and cash equivalents of Rs. 39,270 million, investments in liquid and short-term mutual funds of Rs.14,808 million and unused fund-based lines of credit in various currencies of approximately Rs. 22,450 million, from our bankers for working capital requirements. Additionally we also have non-fund based unused lines of credit in various currencies of approximately Rs. 1,018 million. To utilize these lines of credit we need to comply with certain financial covenants. As of March 31, 2008 we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank debt.
          Cash provided by operating activities decreased from Rs. 30,161 million for the year ended March 31, 2007 to Rs. 24,595 million for the year ended March 31, 2008. Our net income increased by 11% during the year ended March 31, 2008. However our cash provided by operating activities declined by Rs. 5,566 million. The decline was primarily due to increases in our accounts receivable, unbilled revenues, deferred contract costs and inventories. Increase in accounts receivable was primarily due to an increase in receivable days in Indian and AsiaPac IT Services and Products. This increase is primarily due to deferred payment terms offered in certain large turnkey projects executed during the year. Unbilled revenues increased due to increase in the proportion of revenues from fixed price projects. In fiscal 2008, we incurred certain upfront and non-recurring contract acquisition costs; these costs have been deferred and amortized over the term of the contract. This is partially offset by the increase in unearned revenue and advance from customers. Inventories in our infrastructure engineering products business increased as a result of our strategy to mitigate impact of procurement lead time.
          Cash used in investing activities for the year ended March 31, 2008 was Rs. 28,505 million against Rs. 21,377 million in the year ended March 31, 2007. Cash generated from operation, net proceeds from sale/maturity of investments and net proceeds from short-term borrowings/long-term debt were utilized for financing the acquisitions amounting to Rs. 32,789 million and purchase of property, plant and equipment amounting to Rs. 14,674 which is primarily driven by the growth strategy of the Company.
          Cash provided by financing activities for the year ended March 31, 2008 was Rs. 30,798 million against Rs. 5,180 million of cash used in financing activities during the year ended March 31, 2007. This increase is primarily due to increase in net proceeds from short-term borrowings/long-term debt partially offset by lower proceeds from issuance of equity shares. We have increased our borrowings as part of our strategy to maintain specified levels of cash balance, for managing operations, and consummating acquisitions within a short time without being required to seek additional financing.
           We have proposed to pay a cash dividend of Rs. 4 per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (excluding corporate dividend tax) of approximately Rs. 5,846 million.
          As of March 31, 2008 we had contractual commitments of Rs. 7,266 million ($ 182 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

          In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in future. Given below are the details of expected earn-out payments in respect of the acquisitions made by us payable within one year. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in future would generally by sufficient to fund our expansion plans.

Acquired entity	Maximum Earn-out payable

RetailBox BV and subsidiaries (Enabler)	Euro	5	Million
North-West Switchgear Limited (North-West)	Rs.	250	Million
India, Middle East and SAARC operations of 3D Networks and Planet PSG (3D group)	U.S.$	44	million
          In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable and employee advances (financial assets). These transfers can be with or without recourse. As at March 31, 2008, we had transferred financial assets of Rs. 1,625 million.
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
Contractual obligations
          The table of future payments due under contractual commitments as of March 31, 2008, aggregated by type of contractual obligation, is given below:
In Rs. million

	Total
	contractual		Payments due in		2013-14
Particulars	payment	2008-09	2009-11	2011-13	onwards

Short-term borrowings	28,804	28,804	—	—	—
Long-term debt	14,928	406	321	14,201	—
Obligations under capital leases	1,024	323	451	155	95
Estimated interest payment(1)	1,058	238	424	396	—
Capital commitments	7,266	7,266	—	—	—
Non-cancelable operating lease obligation	6,032	773	1,347	1,086	2,826
Purchase obligations	3,256	3,256	—	—	—
Other long-term liabilities(2)	653	127	406	70	50
          Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty is included as a purchase obligation.

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt has been calculated based on the payment dates and interest rates as of March 31, 2008 for each relevant debt instrument.

(2)	In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit recognized as of March 31, 2008, was Rs. 131 million, which is reported as a component of other liabilities in the balance sheet. Other liabilities in the balance sheet also include amount of Rs. 2,227 million towards uncertain tax positions. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present, and accordingly have not been disclosed in the table above.

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
          Research and development expenditures for the years ended March 31, 2006, 2007 and 2008 were Rs. 202 million, Rs. 268 million and Rs. 405 million respectively.
Trend Information
          Global IT Services and Products. We believe that the increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies and commoditization of services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, develop innovative service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
          Our gross profit as a percentage of revenues in Global IT Services and Products has declined from 34% for the year ended March 31, 2007 to 31% for the year ended March 31, 2008. We anticipate difficulty in further improving our profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations;

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services; and

•	Lower gross margins in our IT infrastructure management services business of Infocrossing
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
          To remain competitive, we believe that we need to be innovative, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.

          Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended December 31;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
          India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM and HP have identified India as a key focus area. The gross margins in the services component of this business segment decreased by 1% from 45% for the year ended March 31, 2007 to 44% for the year ended March 31, 2008.
          Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and December 31 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.
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
Recent accounting pronouncements
          SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 will become effective for us, commencing the fiscal year beginning April 1, 2008, except for certain non-financial assets and non-financed liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. For such non-financial assets and non-financial liabilities, SFAS No. 157 is applicable for us commencing April 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. We are currently evaluating the impact of the adoption of SFAS No. 157 on our consolidated financial statements.
          SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure eligible financial instruments and certain other items at fair value on a instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for us, commencing fiscal year beginning April 1, 2008. We have evaluated the impact of this statement and we believe that adoption of SFAS No. 159, prospectively, on April 1, 2008, will not have a material effect on our consolidated financial statements.
          SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We are required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of the adoption of SFAS No. 141R on our consolidated financial statements.
          SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS No. 160 (an amendment of ARB No. 51)). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are required to adopt this new standard for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 160 on our consolidated financial statements.
          SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We are required to adopt this new statement for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 161 on our consolidated financial statements.
          SFAS No. 162. In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.
Critical accounting policies
          Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
          Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectability is reasonably assured. The product is considered delivered to the customer once it has been shipped, and the title and risk of loss has been transferred.
          We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
          Revenue from sale of software products is recognized in accordance with SOP 97-2, Software Revenue Recognition. In multiple element software arrangements, revenue is allocated to each element based on fair value. The fair value of elements within the scope of SOP 97-2 is determined using Vendor-Specific Objective Evidence (VSOE). In the absence of VSOE for all elements, the residual method is used where VSOE exists for all the undelivered elements. Where VSOE of the undelivered element cannot be determined, revenue for the delivered elements is deferred until the undelivered elements are delivered. If sufficient VSOE does not exist to allocate revenue to the elements and Post-Contract Customer Support (PCS) is the only undelivered element, the entire arrangement fee is recognized ratably over the PCS term.

          Service Revenue
          Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectability is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
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
          Maintenance revenue is recognized ratably over the term of the agreement. Revenue from other services is recognized as the related services are performed, generally using proportionate completion method. We defer certain upfront non-recurring costs incurred in the initial phases of outsourcing contracts to the extent that such costs represent costs of initial set-up activities or customer acquisition costs. The deferred costs are specific internal costs or external costs directly related to set-up activities necessary to execute the outsourced services. Deferred amounts are protected in the event of early termination of the contract and are monitored regularly for impairment. Impairment is evaluated for a particular contract by comparing the estimated undiscounted cash flows from the arrangement with the unamortized costs. If the unamortized costs exceed the undiscounted cash-flow, a loss is recognized.
          Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed, under specific terms of the contracts with the customers. We have determined that certain process transition activities performed in the initial phases of certain BPO service contracts do not represent the culmination of a separate earning process. Revenue and related costs of such activities are deferred and recognized ratably over the period in which the subsequent BPO services are performed. Deferred costs are limited to the amount of deferred revenues.
Revenue Arrangements with Multiple Deliverables
          For all revenue arrangements with multiple deliverables, based on the guidance in EITF Issue No. 00-21 we recognizes revenues on the delivered products or services only if:
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
          Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of returns and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

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
          Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions of our estimates could materially impact our results of operations and our financial position.
          In accounting for amortization of stock compensation, we estimate stock option forfeitures. Any revisions of our estimates could impact our results of operations and our financial position.
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
          We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2008.
          We account for uncertainty in income taxes in the financial statements in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). The accounting and disclosure of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of other income, net.
Business Combinations, Goodwill and Intangible Assets
          We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We may engage third-party appraisal firms to assist us in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Acquired intangible assets may represent indefinite-life intangibles (e.g., certain brands), determinable life intangibles (e.g., customer-related intangibles) or residual goodwill. Of these, only the costs of determinable life intangibles are amortized to expense over their estimated useful life. The estimated useful life determined based on a number of factors, ranges from two to thirty years. The value of indefinite life intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment.

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
          To assist in the process of determining goodwill impairment, we perform internal valuation analyses and consider other market information that is publicly available. We may also obtain appraisals from independent valuation firms in certain cases. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Derivatives and Hedge Accounting, and Exchange Rate Risk
          Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, cash balances, payables and debt. We enter into derivative instruments to hedge our foreign currency accounts receivables, forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. The derivative instruments also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements.
          We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur. On occurrence of the hedge transaction, these amounts are reclassified to the consolidated statements of income and reported along with the hedged item. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period.
          Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are reclassified to the consolidated statements of income and reported along with the hedged item.
          We have also hedged the foreign currency risk relating to a portion of our investment in overseas operations through foreign exchange derivative contracts and net purchased options. The entire mark to market and realized gains/losses relating to the effective portion of the hedges is recognized in other comprehensive income to offset the translation gains/losses relating to the hedged investments. This would be transferred to the income statement upon sale or disposal of foreign operation.
          Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period generally using the dollar offset method.
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
          As of March 31, 2008, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
          Our directors and executive officers, their respective ages and positions as of March 31, 2008 were as follows:

Name	Age	Position
Azim H. Premji	62	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S Ganguly	72	Director
B.C. Prabhakar	64	Director
Dr. Jagdish N. Sheth	69	Director
Narayanan Vaghul	71	Director
Bill Owens	68	Director

P.M. Sinha	67	Director

Suresh C. Senapaty	51	Chief Financial Officer, and Executive Vice President, Finance
Pratik Kumar	42	Executive Vice President, Human Resources
Suresh Vaswani	48	President-Global IT Service Lines, Wipro Technologies; President-Wipro Infotech
Vineet Agrawal	46	President, Wipro Consumer Care & Lighting
Ranjan Acharya	47	Senior Vice President, Human Resources Development
Girish S Paranjpe	50	President-Banking, Finance and Insurance Vertical, Wipro Technologies
Sudip Banerjee	48	President-Enterprise Solutions, Wipro Technologies
Dr. A.L. Rao	59	President, Technology Services and Chief Operating Officer
New Directors appointment
          On April 18, 2008, our Board of Directors inducted the following executive officers on Board with immediate effect:
Suresh C Senapaty - Chief Financial Officer and Director
Girish S Paranjpe - Joint CEO, IT Business and Director
Suresh Vaswani - Joint CEO, IT Business and Director
          Azim H. Premji has served as our Chief Executive Officer, Chairman of our Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University, U.S.A.
          Dr Ashok Ganguly has served as a Director on our Board since 1999.  He is currently the Chairman of Firstsource Solutions Limited and ABP Private Limited (Ananda Bazar Patrika Group) and has been a Director on the Central Board of Reserve Bank of India, since November 2000. Dr Ganguly also currently serves as a non-executive director of Mahindra & Mahindra, ICICI Knowledge Park and Tata AIG Life Insurance Co Limited and a Director on the Advisory Board of Microsoft Corporation (India) Private Limited and Hemogenomics Private Limited. He is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the U.S.. He is also a member of the National Knowledge Commission to the Prime Minister of India. He is a former member of the Board of British Airways Plc (1996-2005) and Unilever Plc/NV (1990-1997).
          B.C. Prabhakar has served as a Director on our Board since February 1997. He is a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University, India. Mr. B C Prabhakar serves as a non-executive Director of Automotive Axles Limited and 3M India Limited

          Dr. Jagdish N. Sheth has served as a Director on our Board since January 1999. He is a professor at Emory University since July 1991. Dr Sheth is also on the Boards of Innovolt Inc., Adayana Inc, Shasun Chemicals and Drugs Limited and Shasun Pharma Solutions Limited (UK).  Dr. Sheth holds a B. Com (Honors) from Madras University, India, a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh, U.S.A.
          Narayanan Vaghul has served as a Director on our Board since June 1997. He was the Chairman of the Board of ICICI Limited since September 1985 and after its merger with ICICI Bank Limited continues to be the Chairman of the merged entity. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Limited., Mahindra World City Developers Limited, Nicholas Piramal India, Limited., National Aviation Company of India Limited, IAL Airport Services Limited, Air India Air Transport Services Limited, Air India Engineering Services Limited, Apollo Hospitals Enterprise Limited, Himatsingka Seide Limited, Hemogenomics Private Limited, Asset Reconstruction Company India Limited, Arcelor Mittal Luxembourg, Arcelor Mittal Europe and Azim Premji Foundation,. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, Apollo Hospitals, Nicholas Piramal India Limited. and Chairman of the Board Governance and Remuneration Committee of ICICI Bank Limited.  Mr. N Vaghul is also a member of the Audit Committee in Nicholas Piramal India Limited and Mahindra World City Developers Limited. Mr N. Vaghul is the lead independent Director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University, India.
          Priya Mohan Sinha became a Director of our company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bata India Limited, Indian Oil Corporation Limited, Lafarge India Pvt. Limited and Azim Premji Foundation. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology, U.S.A. Mr Sinha is also the Chairman of the Nomination, Governance and Compensation Committee of Bata India Limited.
          Bill Owens has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., a media communications company; Daimler Chrysler AG, an automotive company; Embarq, Intelius and Force 10. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University. Mr Owens has been a director of our company since July 1, 2006.
          Suresh C. Senapaty has served as our Chief Financial Officer and Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.
          Pratik Kumar has served as our Executive Vice-President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B. A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.
          Suresh Vaswani has served as President-Global IT Service lines, Wipro Technologies division and President of Wipro Infotech division since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, India and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad, India.
          Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, India and an M.B.A from Bajaj Institute of Management Studies, Mumbai, India.
          Ranjan Acharya has served as Senior Vice-President-Human Resources Development since April 2002, and has served with us in other positions since July 1994. Mr. Ranjan Acharya holds a B.S. from Pune University, India and an M.B.A. from Symbiosis Institute of Business Management, Pune, India.
          Girish S Paranjpe has served as President – Banking, Finance and Insurance Vertical of Wipro Technologies since October 2000, and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay

University, India and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.
          Sudip Banerjee has served as President-Enterprise Solutions of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr. Banerjee holds a B.A. from Delhi University, India and Diploma in Management from All India Management Association, India.
          Dr. A.L. Rao has served as President-Technology Services and Chief Operating Officer of Wipro Technologies since October 2000 and has served with us in other positions since August 1980.  Dr. Rao holds a B.S., M.S. and Ph.D. in Nuclear Physics from Andhra University in India. Pursuant to the re-organization, Dr. A.L. Rao has moved over as head of the Strategic Partnerships initiatives for the Company.
Resignation of Senior Management personnel
          In January 2008, Mr. Ramesh Emani, who was President-Embedded & Product Engineering Solutions, Wipro Technologies Division, resigned from the services of the Company.
Compensation
Director Compensation
          Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee of $ 249.87 (Rs. 10,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.
          In the fiscal year ended March 31, 2008, we paid an aggregate of $214,947 (Rs.8,602,200) as commission to our non-employee directors.
Executive Compensation
          The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2008 by our Executive Directors and members of our administrative, supervisory or management bodies.

		Annual Compensation ($)
	Salary and	Commission/			Long-term compensation
Name	allowances	Incentives (1)	Housing (2)	Others	(Deferred Benefit (3)&(4))

Azim H. Premji	$107,701	127,621	35,298	16,041	41,895
Suresh C. Senapaty	237,674	13,374	36,148	308	30,247
Pratik Kumar	202,380	11,180	—	642	16,305
Vineet Agrawal	276,372	—	—	7,494	21,049
Suresh Vaswani	259,216	13,180	10,895	362	31,360
Sudip Banerjee	225,115	14,699	—	99	28,112
Girish S. Paranjpe	232,148	16,756	12,833	544	30,043
Dr. A.L. Rao	217,831	5,854	—	14,766	26,631
Ranjan Acharya	168,924	8,987	—	99	12,885

1.	Azim H. Premji was paid commissions at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Board Governance and Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on achievement of pre-defined profit targets.

2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2008.

3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.
          During the fiscal year 2008, there was no stock option or restricted stock unit grants made to the Executive Officers of the Company.
          We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
          Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be twelve. As of March 31, 2008, we had seven directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at the Annual General meeting of the shareholders. Dr Ashok Ganguly and Mr P M Sinha, the two directors who retired by rotation are eligible for re-election. They have been proposed to be reappointed at the forthcoming Annual General meeting of the Company to be held in July, 2008. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as non-retiring directors. Currently, Azim H. Premji is a non-retiring director. The term of the non-retiring director expires on July 30, 2009. For the fiscal year 2009, we are proposing to amend our Articles of Association so as to increase the maximum number of directors to fifteen.
Option Grants
          There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years 2007 and 2008. Details of options granted to other senior management executives till March 31, 2008 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
          Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2008. The details of stock options held and exercised till March 31, 2008 with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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
          The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Ranjan Acharya, Suresh Vaswani, Sudip Banerjee, Dr. A.L. Rao and Vineet Agrawal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

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
Board Committee Information
               Audit Committee
               The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities are:
•	Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders,

•	Compliance with legal and statutory requirements,

•	Integrity of the Company’s financial statements, discussing with the independent auditors the scope of the annual audits, and fees to be paid to the independent auditors,

•	Performance of the Company’s Internal Audit function, Independent Auditors and accounting practices,

•	Review of related party transactions, functioning of Whistle Blower mechanism, and

•	Implementation of the applicable provisions of the Sarbanes Oxley Act, 2002 including review on the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act, 2002.
               All members of our Audit Committee are independent non-executive directors and financially literate. The Chairman of our Audit Committee has the accounting or related financial management expertise.
               Internal Auditors always have independent meetings with the Audit Committee and also participate in the Audit Committee meetings.
               Our Executive Director & CFO and other Corporate Officers make periodic presentations to the Audit Committee on various issues.
               The Audit Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Mr. P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee
               Our Audit Committee held six meetings during our 2008 fiscal year (including one meeting through teleconferencing). Our Audit Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com.
               Board Governance and Compensation Committee
               The primary responsibilities of the Board Governance and Compensation Committee are:
•	Determine and approve salaries, benefits and stock option grants to senior management employees and Directors of our Company,

•	Act as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time,

•	Develop and recommend to the Board Corporate Governance Guidelines applicable to the Company,

•	Evaluation of the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors, and

•	Lay down policies and procedures to assess the requirements for induction of new members on the Board.

          Our Executive Vice President-Human Resources makes periodic presentations to the Board Governance and Compensation Committee on compensation reviews and performance linked compensation recommendations.
          All members of the Board Governance and Compensation Committee are independent non-executive directors.

Dr. Ashok S Ganguly	Chairman of the Board Governance and Compensation Committee

Mr. N. Vaghul and P.M. Sinha	Members of the Board Governance and Compensation Committee
          Our Board Governance and Compensation Committee held four meetings during our 2008 fiscal year. Our Board Governance and Compensation Corporate Governance Committee has adopted a charter. The charter is available under the investor relations section on our website at www.wipro.com.
Employees
          As of March 31, 2008, we had over 90,000 employees, including over 64,000 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.
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
          Compensation
          We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999, 2000 and restricted stock unit option plan in 2004, 2005 and 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment’s quarterly operating margin objectives.

Share Ownership
          The following table sets forth, as of March 31, 2008, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable.. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which, was Rs.40.02 per $ 1.00. The share numbers and percentages listed below are based on 1,461,453,320 equity shares outstanding as of March 31, 2008.

		Percentage	Equity
		of Equity	Shares
	Equity Shares	Shares	Underlying
	beneficially	Beneficially	Options	Grant
Name	owned	Owned	Granted	Price ($)	Date of expiration
Azim H. Premji (1)	1,161,116,260	79.45	—	—	—
B. C. Prabhakar (2)	3,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	—	—	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha (3)	20,000	*	—	—	—
Suresh C. Senapaty	127,100	*	9,600	0.05	October 2010
			14,000	0.05	July 2011
Pratik Kumar	63,900	*	9,600	0.05	October 2010
			14,000	0.05	July 2011
Vineet Agrawal	145,220	*	9,600	0.05	October 2010
			14,000	0.05	July 2011
Suresh Vaswani	92,868	*	11,200	0.05	October 2010
			14,000	0.05	July 2001
Sudip Banerjee	57,600	*	11,200	0.05	October 2010
			14,000	0.05	July 2011
Girish S. Paranjpe	54,600	*	11,200	0.05	October 2010
			14,000	0.05	July 2011
Dr. A.L. Rao	95,160	*	11,200	0.05	October 2010
			7,000	0.05	July 2011
Ranjan Acharya	21,500	*	8,000	0.05	October 2010
			9,000	0.05	July 2011

*	Represents less than 1% of the shares.

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,414,600 shares held jointly by Mr. Premji and members of his immediately family. In addition 8,316,000 shares are held by the Azim Premji Foundation (I) Pvt. Ltd and Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.
EMPLOYEE STOCK OPTION PLANS
          We have various employee stock options and restricted stock unit option plans (collectively referred to as ‘stock option plans’). Our stock option plans provides for grant of options to eligible employees and directors. Our stock option plans are administered by our Board Governance and Compensation Committee (‘Committee’) appointed by our Board of Directors. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.
          Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the plan(s) range from 12 months to not more than 84 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before termination date of the stock option plan. A participant must exercise any vested options prior to termination of the services with us and within a specified post-separation period generally within three months from date of the separation. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable.
          The salient features of our stock plans are as follows:

		Range of
	Authorized	exercise			Termination
Name of Plan	Shares(1)	prices		Effective date	date	Other remarks
1999 Employee Stock option Plan	30,000,000	Rs.	171– 458	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171– 458	September 15, 2000	September 15, 2010	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale
Stock Option Plan (2000 ADS Plan)	9,000,000		$3–7	September, 2000	September, 2010	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2	June 11, 2004	June 10, 2014
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	12,000,000		$0.04	June 11, 2004	June 10, 2014

		Range of
	Authorized	exercise			Termination
Name of Plan	Shares(1)	prices		Effective date	date	Other remarks
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP2005 plan)	12,000,000	Rs.	2	July 21, 2005	July 20, 2015	units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP2007 plan)	10,000,000	Rs.	2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.
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
Item 7. Major Shareholders And Related Party Transactions
Major Shareholders
          The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2008, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.
          Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 1,461,453,320 equity shares outstanding as of March 31, 2008.

		Number of Shares
		beneficially held as of
Name of Beneficial Owner	Class of Security	March 31, 2008	% of Class
Azim H. Premji (1)	Equity	1,161,116,260	79.45
Hasham Traders	Equity	326,259,000	22.32
Prazim Traders	Equity	325,017,000	22.23
Zash Traders	Equity	324,244,800	22.18

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Private. Limited., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Private. Limited, of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Private. Limited., of which Mr. Premji is a director, 1,414,600 shares held jointly by Mr. Premji and members of his immediately family. In addition 8,316,000 shares are held by the Azim Premji Foundation (I) Private. Limited and Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Private. Limited.
          Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2008, are held by approximately 18,428 holders of record in the United States.
          Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently, 7.99% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are not unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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
          During the year ended March 31, 2008, we have transferred a property to our controlling shareholder, qualifying as a transaction where common control exists, for a consideration of Rs 155. The difference between the consideration received and the carrying value of the property has been recorded as a capital contribution in additional paid-in-capital.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
          Please refer the following financial statements and the Auditor’s Report under item 18 in this Annual Report for the fiscal year ended March 31, 2008:
•	Report of the independent registered public accounting firm;

•	Consolidated Balance Sheets as of March 31, 2007 and 2008;

•	Consolidated Statements of Income for the years ended March 31, 2006, 2007 and 2008;

•	Consolidated Statements of Stockholders’ Equity and Comprehensive income for the years ended March 31, 2006, 2007 and 2008;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008; and

•	Notes to the Consolidated Financial Statements.
Legal Proceedings
          Please see the section tiled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends
          The public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian law, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act,1956, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.
          During fiscal 2006, we paid a final dividend of Rs. 2.50 per equity share. During fiscal 2007, we paid an interim cash dividend of Rs. 5 per share and a final cash dividend of Rs.5 per share. During fiscal 2008, we paid an interim cash dividend of Rs.2 per share and a final dividend if Rs. 1 per share.
          The Board of Directors has recommended, subject to the approval of shareholders at the forthcoming Annual General Meeting in July 2008, a final dividend of Rs. 4 per share on equity shares and ADR’s for the year ended March 31, 2008. The dividend will be payable to the shareholders who are on the records of the Company as on the opening hours of July 1, 2008.
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
          As of March 31, 2008, we had 1,461,453,320 issued and outstanding equity shares. As of March 31, 2008, there were approximately 18,428 record holders of ADRs evidencing 23,240,810 ADSs (equivalent to 23,240,810 equity shares). As of March 31, 2008, there were approximately 232,923 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
					High	Low
	High (Rs.)	Low (Rs.)	High ($)	Low ($)	(Rs.)	(Rs.)	High ($)	Low ($)	High ($)	Low ($)
Fiscal Year ended March 31,
2008	600.00	325.00	14.99	8.12	635.00	324.00	15.87	8.10	17.24	9.85
2007	690.00	383.00	16.01	8.89	691.00	381.25	16.03	8.80	18.44	10.18
2006	573.00	285.55	12.88	6.41	585.90	272.00	13.17	8.65	22.38	9.62
2005	389.00	200.00	8.91	4.59	387.50	198.00	8.88	4.54	12.85	5.81
2004	310.17	131.88	7.15	3.04	311.67	132.90	7.18	3.06	9.90	3.05
2003	312.50	177.17	6.58	3.73	312.50	177.17	6.58	3.73	6.72	3.71
2002	327.50	127.50	6.89	2.69	329.00	126.50	6.92	2.66	7.34	2.83

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
					High	Low
	High (Rs.)	Low (Rs.)	High ($)	Low ($)	(Rs.)	(Rs.)	High ($)	Low ($)	High ($)	Low ($)
Quarter Ended
March 31, 2008	528.00	325.00	13.19	8.12	529.05	324.00	13.22	8.10	14.99	9.85
December 31, 2007	552.00	428.00	13.79	10.69	552.00	426.15	13.79	10.65	16.49	12.81
September 30, 2007	530.50	425.00	13.26	10.62	532.00	425.00	13.29	10.62	16.40	12.49
June 30, 2007	600.00	507.10	14.99	12.67	635.00	505.00	15.89	12.62	17.24	15.13
March 31, 2007	690.00	531.00	16.01	12.32	691.00	527.15	16.03	12.23	18.44	14.62
December 31, 2006	614.00	507.65	14.25	11.78	670.00	449.50	15.55	10.43	16.39	12.96
September 30, 2006	533.90	441.25	12.39	10.24	533.65	442.30	12.38	10.26	13.31	11.23
June 30, 2006	598.90	383.00	13.90	8.89	599.00	381.25	13.90	8.80	15.50	10.18
March 31, 2006	573.00	440.20	12.88	9.89	585.90	385.00	13.17	8.66	15.49	11.90
December 31, 2005	470.00	355.00	10.57	7.98	470.00	355.75	10.57	8.00	12.75	9.62
September 30, 2005	385.80	350.05	8.67	7.87	384.80	345.20	8.65	7.76	21.60	9.59
June 30, 2005	388.00	285.55	8.72	6.42	384.90	272.00	8.65	6.12	22.38	17.59
March 31, 2005	382.50	312.50	8.77	7.17	380.00	305.18	8.71	7.00	12.55	9.81
Six Months Ended (monthly for last six months)
April 30, 2008	492.00	472.00	12.29	11.79	492.50	472.35	12.30	11.80	13.20	12.86
March 31, 2008	460.00	346.10	11.49	8.65	459.50	348.00	11.48	8.70	11.84	9.85
February 29, 2008	473.90	398.00	11.84	9.95	474.00	375.00	11.84	9.37	12.82	11.18
January 31, 2008	528.00	325.00	13.19	8.12	529.05	324.00	13.22	8.10	14.99	11.16
December 31, 2007	552.00	461.00	13.79	11.52	544.90	450.00	13.62	11.24	15.99	13.81
November 30, 2007	513.90	428.00	12.84	10.69	513.00	426.15	12.82	10.65	16.49	12.81

The $ figure under BSE and NSE columns denote the share price in rupees converted to US $ at the rate of exchange of 1 US$ = Rs 40.02

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.finance.yahoo.com.
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
          BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a brokers’ strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members and due to which the trading of equity shares on the BSE has been suspended. On May 17, 2004, Exchanges have observed that there were wide fluctuations in the prices of various securities /Sensex /Nifty, thereby resulting in a halt in the trading activity at the exchanges on five occasions, since institution of SEBI prescribed guidelines on Circuit Breakers. BSE and NSE were closed on July 28, 2005 due to rain in Mumbai. On

May 22, 2006 Exchanges have observed that there were wide fluctuations in the prices of various securities / Sensex /Nifty, thereby resulting in a halt in the trading activity. On October 17, 2007, Exchanges have observed that the circuit filters were triggered by the steep fall in the prices of various securities and thereby resulting in a halt in the trading activity within a minute of opening of the market. This was due to the market regulator’s proposals to clamp down participatory notes to restrict foreign inflows, announced after trading hours the previous day. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the Market wide circuit filter after the intra-day 10% fall.
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
          Market-Wide Circuit Breakers: Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted.
          Index-based Market-wide Circuit Breakers
          The index-based market-wide circuit breaker system applies at 3 stages of the index movement, either way viz. at 10%, 15% and 20%. These circuit breakers when triggered, bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the BSE Sensex or the NSE S&P CNX Nifty, whichever is breached earlier.
•	In case of a 10% movement of either of these indices, there would be a one-hour market halt if the movement takes place before 1:00 p.m. In case the movement takes place at or after 1:00 p.m. but before 2:30 p.m. there would be trading halt for 1/2 hour. In case movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and market shall continue trading.

•	In case of a 15% movement of either index, there shall be a two-hour halt if the movement takes place before 1 p.m. If the 15% trigger is reached on or after 1:00 p.m. but before 2:00 p.m., there shall be a one-hour halt. If the 15% trigger is reached on or after 2:00 p.m. the trading shall halt for remainder of the day.

•	In case of a 20% movement of the index, trading shall be halted for the remainder of the day.
          These percentages are translated into absolute points of index variations on a quarterly basis. At the end of each quarter, these absolute points of index variations are revised for the applicability for the next quarter. The absolute points are calculated based on closing level of index on the last day of the trading in a quarter and rounded off to the nearest 10 points in case of S&P CNX Nifty.
          Price Bands: Price Bands are circuit filters for movements either up or down and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.
          No price bands are applicable on scrips on which derivative products are available or scrips included in indices on which derivative products are available. The price bands of 20% are applicable on all remaining scrips and is fixed by the Exchange to prevent members from entering orders at non- genuine prices in such securities.
          Operationalization of Short Selling and Securities Lending and Borrowing
          The Securities and exchange Board of India or SEBI vide its circular dated December 20, 2007 had specified that the broad framework for short selling by institutional investors and a full-fledged securities lending and borrowing scheme for all market participants. It has been decided to operationalise the above with effect from March 19, 2008.

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
          The RII at present is defined in value terms as one who can apply for shares up to a maximum amount of Rs. 1,00,000.
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
          Listing
          The SEBI has promulgated regulations creating an independent self-regulatory authority called the Central Listing Authority, or the CLA. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the CLA. However, currently the CLA is not fully operational. This law has since been repealed and the authority dissolved. The Stock Exchanges monitor the listed companies under the supervision and regulation of SEBI.
          The National Stock Exchange of India Limited
          The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2008 was approximately Rs. 69.8 trillion million or approximately $ 1,744 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
          As of March 31, 2008, the NSE had 1075 members comprised of 986 corporate members, 44 individual members and 45 firms.
          Bombay Stock Exchange Limited
          The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2008 was approximately Rs. 51.38 trillion or approximately $ 1,283.86 billion. The BSE began allowing online trading in May 1995. As of March 31, 2008, the BSE had 977 members, comprised of 176 individual members, 778 Indian companies and 23 Foreign Institutional Investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

          Derivatives
          Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of the SEBI.
          Depositories
          The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates that a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.
          Securities Transaction Tax
          A brief description of the securities transaction tax and capital gains treatment under India law is provided under the section “Taxation”.
Item 10. Additional Information
Share Capital
          Our authorized share capital is Rs. 3,300,000,000 divided into 1,650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2008, 1,461,453,320 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.
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
          Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2008, we had seven directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji is a non-retiring director. The term of the office of non-retiring director expires on July 30, 2009. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
          Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.
          The remuneration payable to our directors may be fixed by our Board of Directors in accordance with provisions of the Indian Companies Act, 1956, and the rules and regulations prescribed by the Government of India.
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

Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines to handle business process management, remote help desk management; remote management.
•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting vegetable oil, manufacture and deal in hydrogenated vegetable oil.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.
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
          The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to the Investor Education and Protection Fund created by the Indian Government. After the transfer to this fund, such unclaimed dividends can not be claimed by the shareholders from the Company.
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
Bonus Shares
          In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s profit and loss account, to its shareholders in the form of bonus shares (similar to a stock dividend). Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders on a fixed record date when they are entitled to receive such bonus shares.
Audit and Annual Report
          At least 21 days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting,), we must distribute to our shareholders a detailed version of our audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. SEBI has permitted dispatch of abridged financial statements to shareholders in India in lieu of detailed version of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.
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
          As per the Companies Act, not less than two-third of the directors of the public company shall retire by rotation and be appointed by shareholders in the general meeting. .
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
Voting Rights of Deposited Equity Shares Represented by ADSs
          Under Indian laws, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.
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
Register of Shareholders; Record Dates; Transfer of Shares
          We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.
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
          Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Hyderabad, India.
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

Disclosure of Ownership Interest
          Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, the holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depositary Agreement to be entered into by such holders, the company and a depositary.
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
          An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates certain predetermined percentages.
          A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.
1.	Retail investors:

The present DIP Guidelines do not provide for issuance of shares at differential prices to the investors.
          The amendment now permits companies making public issues to issue securities to retail investors at a discounted price not exceeding 10% of the price at which securities are issued to other category of investors.
          Also, the DIP Guidelines define ’Retail Individual Shareholder‘ to mean, an investor who applies or bids for securities for value not more than Rs 100,000/-. Under the DIP Guidelines listed companies making public issues can make reservation on competitive basis for its existing shareholders who, as on the record date, are holding shares worth up to Rs. 50,000. However, no limit had been set on the value of the application that can be made by such shareholders.
The amendment has amended the definition of “Retail Individual Shareholder” to mean a shareholder (i) whose shareholding is of value not exceeding Rs. 1,00,000/- as on the day immediately preceding the record date, and (ii) who makes application or bids in a public issue for value not exceeding Rs 100,000.

2.	Quoting of PAN Mandatory:

Presently, as per the DIP Guidelines, all applicants of public and rights issues are required to disclose their Permanent Account Number (“PAN”) in the application form in case the application value exceeds Rs. 50,000.

With the coming into effect of the amended DIP Guidelines, SEBI has decided to extend the requirement of quoting PAN for all applicants, irrespective of the application value in public and rights issues as well as preferential allotment.

3.	Deletion of the chapter on “Guidelines for Issue of Capital by Designated Financial Institution (“DFIs”):

SEBI had introduced separate guidelines in 1992, i.e. ‘Guidelines for Issue of Capital by DFIs’ for primary issuances by DFIs, to place companies / corporations / institutions engaged mainly in financing of developmental activities and playing a catalytic role in the infrastructure development of the country on a different footing. With the view of disallowing the special dispensations given to DFIs, SEBI has deleted the chapter on “Guidelines for Issue of Capital by DFIs” from DIP Guidelines.

4.	Monitoring the issue proceeds:

Under the present amendment the said provision shall not be applicable to (i) issues by banks and public financial institutions and (ii) offers for sale. Further, it has been decided that the monitoring agency shall henceforth be required to file the monitoring report with the issuer company and not with SEBI, so as to enable the issuer company to place the report before its audit committee.
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
               SEBI has decided to provide a transparent mechanism to such noncompliant companies for enabling them to graduate to the level of compliant companies. The mechanism for increasing the public shareholding to the minimum level will inter alia provide for various modes of issuing shares in domestic market and reasonable time period, as approved by

Specified Stock Exchange. This disclosure requirement applies to Wipro and we are complaint with this regulation. The Ministry of Finance of Government of India has issued a Discussion Paper for public’s comments proposing to increase the Public Shareholding to 25% and to modify the definition of ‘Public Shareholding’. The proposal is under consideration of the Government and has not yet become law.
          Relaxation to Indian Depository Receipt norms
          The Ministry of Company Affairs, Government of India vide notification (No. GSR 480 (E) dated July 11, 2007 and Press Release dated July 17, 2007 has liberalized the rules for the foreign companies / issuer companies to raise money from the Indian capital market by issuing Indian Depository Receipts (“IDRs”). SEBI as capital market regulator has issued a circular dated November 29, 2007 for Issuers to issue IDRs.
          Net-worth and Capitalization Ceilings
          As per the Amendment Rules, Issuers having a pre-issue paid up capital and free reserves of at least USD 50 million with a minimum average market capitalization of at least USD 100 million, during the last 3 financial years preceding the issue, can issue IDRs.
          Trading Track Record
          As per the Amendment Rules, the Issuers would be required to have a continuous trading record or history on a stock exchange in its home country for at least 3 years immediately preceding the issue.
          Profit Track Record
          As per the Amendment Rules, the above requirements have been relaxed to provide that the Issuers should now have a track record of distributable profits in terms of section 205 of the Companies Act, 1956, for at least 3 out of immediately preceding 5 years. Further, the requirement of having a minimum of 2:1 debt equity ratio has been done away with.
          Time Bound
          As per the Amendment Rules, a new procedure with respect to the approval by SEBI has been laid down with timelines prescribed for SEBI to dispose off the applications.
          Post Issue Requirements
          As per the Amendment Rules, the said limit of 15% has been increased to 25%.
          Continuous Disclosures
          The Amendment Rules have relaxed the said obligation on the Issuers in light of the fact that auditing regulations in various jurisdictions do not provide for quarterly audited financial results and such publication may not take place in newspapers in the electronic era. Accordingly, the Amendment Rules provide that the quarterly audited results or unaudited results may be prepared and subjected to limited review by the auditors of the Issuers and approved by its board of directors and disclosed. The manner of publication has been left to be specified in the listing conditions to be laid down by the Indian stock exchange as per framework determined by SEBI.
          Trading History
          The Amendment Rules make it mandatory for the Issuers to make disclosures with respect to listing, trading history or history of the Issuers on all the stock exchanges, whether situated in the home country or elsewhere.
          In addition to the above amendments, the Issuers shall, when required, obtain the necessary approvals or exemptions from the appropriate authority from the home country under the relevant laws in relation to the issue of IDRs.
          The Issuers shall appoint an overseas custodian, a domestic depository and a merchant banker and may appoint underwriters registered with SEBI to underwrite the issue of IDRs.
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
Currency Exchange Controls
          Foreign Investments in India are governed by the provisions the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs.
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
Liberalized Remittance Scheme for Resident Individuals
          With a view to further liberalize the Scheme, Reserve Bank of India vide circular dated September 26, 2007, in consultation with the Government of India, enhanced the existing limit of USD 100,000 per financial year to USD 200,000 per financial year (April — March) with immediate effect. Accordingly, Category — I banks may now allow remittance up to USD 200,000, per financial year, under the Scheme, for any permitted current or capital account transaction or a combination of both.
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
Sponsored ADS
          The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs was possible only if the following conditions are satisfied:
•	There have been amendments to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), Scheme 1993 and primarily the amendments were on the Eligibility of Issuer, Eligibility of Subscriber, Pricing of the offerings, and Voting Rights,

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.
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
(i)	The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange in India during the six months preceding the relevant date; or

(ii)	The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange in India during the two weeks preceding the relevant date.

The “relevant date” means the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81 (IA) of the Companies Act, 1956, to consider the proposed issue.
Foreign Direct Investment
          In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Finance, was thereafter formed to facilitate companies to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. 6 billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. 6 billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by persons who are not residents of India who are not NRIs, or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries.
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
          Over a period of time, the Government of India has relaxed the restrictions on foreign investment and most industry sectors does not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry.
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
          Investment by Non-Resident Indians
          A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (NRI) or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by Foreign Direct Investors described above. Indian companies are now allowed, without prior

Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed four times the net worth of the company or its equivalent in a financial year. RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.
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
          In terms of Schedule 1 of the Notification No.FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares / compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time.
Reserve Bank of India vide circular No.20 dated December 14, 2007 decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. In case, the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the NRE/FCNR (B) account, the amount of consideration so received should be refunded immediately to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or approach Reserve Bank of India with an action plan for allotment of equity shares.
          It is also clarified that the advances against equity instruments may be received only where the FDI is allowed under the automatic route.
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
          Ownership Restrictions
          The respective regulation of SEBI and RBI restrict investments in Indian companies by FIIs and NRIs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Vide Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India) Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.
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
          Overseas investment — Liberalization
•	Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 to read with Circular No. 42 dated May 12, 2005 and dated Sep 26, 2007 of Reserve Bank of India in terms of which an Indian entity was permitted to invest up to 400 per cent of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route.

•	It was further clarified by the Reserve Bank of India that the ceiling is not applicable to the investments made out of balances held in EEFC accounts and out of the proceeds of ADR / GDR issue, as hitherto. This enables Authorized Dealers to allow remittances under automatic route up to 400 per cent of the net worth as on the date of the last audited balance sheet of the investing companies, after considering the proposals received in form ODA.
          Portfolio Investment by Listed Indian Companies
          At present, listed Indian companies are permitted to invest up to 35 per cent of their net worth as on the date of its last audited balance sheet, in the equity of listed foreign companies, which are listed on a recognised stock exchange and having shareholding of at least 10 per cent in Indian companies listed on a recognised stock exchange in India and rated bonds / fixed income securities issued by overseas companies, under the portfolio investment scheme. In order to provide greater opportunities to listed Indian companies for portfolio investments, the existing limit of 35 per cent has been enhanced to 50 per cent of the net worth of the investing company as on the date of its last audited balance sheet. This enhancement has been pronounced vide circular No.11 dated September 26, 2007. It has also been decided to do away with the requirement of a reciprocal 10 per cent share holding in Indian companies with immediate effect. Accordingly, listed Indian companies are now permitted to invest up to 50 per cent of their net worth as on the date of its last audited balance sheet, in (i) shares and, (ii) rated bonds / fixed income securities, rated not below investment grade by accredited/registered credit rating agencies, issued by listed overseas companies.
General Permission for disinvestment
Currently, in terms of Regulation 16 of Notification No.FEMA 120/RB-2004 dated July 7, 2004, all disinvestments that involve a ‘write off’ i.e. where the amount repatriated on disinvestment is less than the amount of the original investment, can be made by the Company.
•	in cases where the JV / WOS is listed in the overseas stock exchange;

•	in cases where the Indian promoter company is listed on a stock exchange in India and has a net worth of not less than Rs. 1,000 million; or

•	where the Indian promoter is an unlisted company and the investment in overseas venture does not exceed USD 10 million.
External Commercial Borrowings
               External Commercial Borrowings are governed by the provisions of Section 6 of Foreign Exchange Management Act (FEMA), 1999, and are subject to the Foreign Exchange Management (Borrowing or Lending in Foreign Exchange)

Regulations 2000, issued by the Reserve Bank of India under FEMA 1999. The Regulations have been published pursuant to Notification No. FEMA 3/2000-RB dated May 3, 2000.
               The above Regulation was amended by the Reserve Bank of India vide its notification dated August 30, 2007 as indicated below:
i.	Henceforth, ECB more than US$20 million per borrower per financial year would be permitted only for foreign currency expenditure for permissible end-uses of ECB. Accordingly, borrowers raising ECB more than US$20 million shall park the ECB proceeds overseas for use as foreign currency expenditures for permissible end-uses and shall not remit the funds to India. The above modifications would be applicable to ECB exceeding US$20 million per financial year both under the Automatic Route and under the Approval Route.

ii.	ECB up to US$20 million per borrowing company per financial year would be permitted for foreign currency expenditures for permissible end-uses under the Automatic Route and these funds shall be parked overseas and not be remitted to India. Borrowers proposing to avail ECB up to US$20 million for Rupee expenditure for permissible end-uses would require prior approval of the Reserve Bank under the Approval Route. However, such funds shall be continued to be parked overseas until actual requirement in India.

iii.	All other aspects of ECB policy such as eligible borrower, US$500 million limit per borrower per financial year under the Automatic route, recognised lender, average maturity period, all-in-cost-ceiling, prepayment, refinancing of existing ECB and reporting arrangements remain unchanged.

iv.	These conditions will not apply to borrowers who have already entered into loan agreement and obtained loan registration numbers from the Reserve Bank. Borrowers who have taken verifiable and effective steps wherein the loan agreement has been entered into to avail of ECB under the previous dispensation, and not obtained the loan registration number, may apply to the Reserve Bank through their Authorized Dealer.
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
               Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2006 levies a surcharge of 10% on such tax and an additional surcharge namely “education cess” of 3% on such tax and surcharge, after which the dividend distribution tax payable would be 17%.

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
          Gains realized upon the sale of ADSs and shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:
•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 10%. This rate has been proposed to be increased to 15% in the Finance Act, 2008. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below will be levied at the time of settlement.
          In addition to the above rates, surcharge of 10% will be levied on the above taxes, in the case of resident employees and 2.5% in the case of non-resident individuals, in case their aggregate taxable income exceed Rs. 10,00,000 during the relevant financial year and an additional surcharge called “education cess” of 3% on the above tax and surcharge.
          The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In 1992, the Government allowed the established Indian Companies to issue foreign currency convertible bonds (FCCB). The Finance Act 2008 has proposed that the conversion of FCCB’s into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, it has also proposed that the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired. Prior to this amendment price of the shares received on conversion was arrived by using the “stepped up” basis.
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
          It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in case of a foreign company and at graduated rate with a maximum of 30%, in case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 2.5% in the case of all corporate holders and in the case of non-corporate holders with an aggregate taxable income exceeding Rs. 10,00,000 and an additional surcharge called “education cess” of 3% on the above tax and surcharge.
          As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.
          Securities Transaction Tax: The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.
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
          Subject to certain conditions and limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are qualified foreign corporation solely as a result of our listing on New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for reduced rate of taxation.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
          Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt.
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
          Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars, euro and pound sterling, while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar, euro and pound sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect our results of operations.
          We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of March 31,

2007, we had forward contracts to sell amounting to $345 million, €16 million and £88 million and forward contracts to buy amounting to $185 million. In addition, we also had net purchased option to sell $36 million and €13 million. As of March 31, 2008, we had forward contracts to sell amounting to $2,775 million, €105 million and £61 million and forward contracts to buy amounting to $435 million and ¥ 7,580 million. In addition, we also had net purchased option to sell $641 million, €14 million, £84 million and ¥ 7,682.
          All derivative instruments are recognized in the balance sheet and measured at fair value. Changes in fair value for foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in our consolidated income statement in the current period. In connection with cash flow hedges, we have recorded Rs. 202, Rs. 72 and Rs. (1,097) of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2006, 2007 and 2008.
          As of March 31, 2008, Rs. 1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 4,724 million decrease / increase in the fair value of the Company’s foreign currency derivative instruments and Rs. 652 million increase/ decrease in the fair value of net current assets in U.S. dollar-denominated foreign currency.
          As of March 31, 2008, Rs. 1 increase/ decrease in the spot rate of exchange of Indian Rupee with Yen would result in approximately Rs. 427 million decrease/ increase in the fair value of Yen-denominated foreign currency debt.
          Interest rate risk. Our interest rate risk primarily arises from our investment securities and floating rate debt, including various revolving and other lines of credit (refer note 15 to the financial statements). Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. As of March 31, 2008, substantially all of our debt was subject to floating interest rate, which reset at short intervals. Further, a substantial portion of our long-term debt has been contract recently. Accordingly, carrying value of such debt approximates fair values. If interest rates were to increase by 100 bps from March 31, 2008, an additional annual interest expenses on our floating rate debt would amount to approximately Rs. 439 million on a pre-tax basis.
          Fair value. The fair value of our market rate risk sensitive instruments, other than derivative instruments, closely approximates their carrying value.
Item 12. Description of Securities Other Than Equity Securities
          Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not Applicable
Item 15. Controls and Procedures
Disclosure controls and procedures.
          Based on their evaluation as of March 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
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
           Management assessed the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of March 31, 2008.
          Management’s assessment does not include an assessment of the internal control over financial reporting of two entities acquired during the year ended March 31, 2008, Infocrossing Inc. and subsidiaries (Infocrossing) and Unza Holding Limited and subsidiaries (Unza), associated with total assets amounting Rs. 10,604 million and total revenues amounting Rs. 9,986 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2008 respectively
          Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          The Board of Directors and Stockholders
          Wipro Limited
          We have audited Wipro Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
          In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
          The Company acquired Infocrossing Inc. and subsidiaries (Infocrossing) and Unza Holdings Limited and subsidiaries (Unza) during the year ended March 31, 2008 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008, Infocrossing and Unza’s internal control over financial reporting associated with total assets of Rs 10,604 million and total revenues of Rs. 9,986 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Infocrossing and Unza.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated May 27, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Bangalore, India
May 27, 2008

Change in internal controls over financial reporting.
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

	In millions
	Year ended March 31,
	2007	2008
Audit fees	Rs. 48.20	Rs. 62.21
Audit related fees	—	6.07
Tax fees	18.69	14.12
All other fees	2.04	2.20
Total	Rs. 68.93	Rs. 84.60

          Audit services — comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, reviews of interim financial statement, as well as audits of statutory financial statements of Wipro Limited and its subsidiaries.
          Audit related fees — relate to financial due–diligence services provided in connection with the acquisition of Infocrossing Inc.
          Tax services — comprise fees for tax compliance, tax assessment and tax planning services rendered by the independent registered public accounting firm. These services include corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.
          Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our Audit Committee the nature of services that are provided and the fees to be paid for the services. All of the non-audit services provided by our principal accountants or their associated entities have been pre-approved by our Audit Committee.
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
Item 17. Financial Statements
          See Item 18.

Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
REPORT OF AUDIT COMMITTEE
          The Board of Directors and Stockholders of Wipro Limited
          In connection with the March 31, 2008 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE Listing Standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India	N.Vaghul	P. M. Sinha	B. C. Prabhakar
May 27, 2008	Chairman	Member	Member

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
          The Audit Committee of the board comprised entirely of independent directors conducts an ongoing appraisal of the independence and performance of the Company’s internal and external auditors and monitors the integrity of Company’s financial statements. The Audit Committee meets several times during the year with management, internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters.

Azim H. Premji
Chairman and Chief Executive Officer

Suresh C. Senapaty
Chief Financial Officer and Director
Bangalore, India
May 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          The Board of Directors and Stockholders
          Wipro Limited
          We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries (the Company) as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 27, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Bangalore, India
May 27, 2008

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2007		2008		2008
					Convenience
					translation into
					US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	12,412		39,270	$981
Restricted cash (Note 16)		7,238		—	—
Investments in liquid and short-term mutual funds (Note 8)		32,410		14,808	370
Accounts receivable, net of allowances (Note 5)		28,083		38,908	972
Unbilled revenue		5,096		8,305	208
Inventories (Note 6)		4,150		7,172	179
Deferred income taxes (Note 21)		382		790	20
Other current assets (Note 7)		10,502		19,092	477

Total current assets		100,273		128,345	3,207
Property, plant and equipment, net (Note 9)		26,541		39,822	995
Investments in affiliates (Note 13)		1,242		1,343	34
Investment securities		357		355	9
Deferred income taxes (Note 21)		49		—	—
Intangible assets, net (Note 10)		2,663		12,480	312
Goodwill (Note 3,10)		12,706		38,943	973
Other assets (Note 7)		2,253		3,214	80

Total assets	Rs.	146,084	Rs.	224,502	$5,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 15)	Rs.	2,893	Rs.	28,804	$720
Current portion of long-term debt (Note 15)		328		406	10
Current portion of obligations under capital leases (Note 9)		7		323	8
Accounts payable		9,519		13,082	327
Accrued expenses		5,139		8,110	203
Accrued employee costs		5,187		5,160	129
Advances from customers		1,315		2,136	53
Unearned revenue		1,818		4,162	104
Other current liabilities (Note 11)		16,623		12,519	313

Total current liabilities		42,829		74,702	1,867
Long-term debt, excluding current portion (Note 15)		536		14,522	363
Obligations under capital leases, excluding current portion (Note 9)		17		701	18
Deferred income taxes (Note 21)		464		2,098	52
Other liabilities (Note 11)		770		3,011	75

Total liabilities		44,616		95,034	2,375

Minority interest		—		114	3

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650 and 1,461,453,320 shares as of March 31, 2007 and 2008 (Note 16, 17)		2,918		2,923	73
Additional paid-in capital (Note 22)		24,508		26,441	661
Accumulated other comprehensive income /(loss)		94		(1,076)	(27)
Retained earnings (Note 18)		73,948		101,066	2,525
Equity shares held by a controlled Trust: 7,961,760 shares as of March 31, 2007 and 2008 (Note 22)		—		—	—

Total stockholders’ equity		101,468		129,354	3,235

Total liabilities and stockholders’ equity	Rs.	146,084	Rs.	224,502	$5,610

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Year ended March 31,
	2006		2007		2008		2008
							Convenience
							translation into US$
							(Unaudited)
Revenues:
Global IT Services and Products
IT Services and Products	Rs.	73,061	Rs.	101,509	Rs.	124,599	$3,113
BPO Services		7,664		9,413		11,588	290
India and AsiaPac IT Services and Products
Services		6,097		8,368		12,031	301
Products		10,380		15,520		22,497	562
Consumer Care and Lighting		5,625		7,558		14,639	366
Others		3,280		7,063		12,074	302

Total		106,107		149,431		197,428	4,933

Cost of revenues:
Global IT Services and Products
IT Services and Products		46,986		66,818		85,865	2,146
BPO Services		5,810		6,173		7,674	192
India and AsiaPac IT Services and Products
Services		3,549		4,612		6,749	169
Products		9,286		13,943		19,864	496
Consumer Care and Lighting		3,556		4,905		8,683	217
Others		2,460		5,749		9,996	249

Total		71,647		102,200		138,831	3,469

Gross profit		34,460		47,231		58,597	1,464
Operating expenses:
Selling and marketing expenses		(6,764)		(9,173)		(13,807)	(345)
General and administrative expenses		(5,239)		(7,639)		(10,820)	(270)
Research and development expenses		(202)		(268)		(405)	(10)
Amortization of intangible assets (Note 10)		(64)		(269)		(616)	(15)
Foreign exchange gains/(losses), net		(208)		(197)		125	3
Others, net		70		221		640	16

Operating income		22,053		29,906		33,714	842
Other income, net (Note 19)		1,196		2,628		2,167	54
Equity in earnings / (losses) of affiliates (Note 13)		288		318		257	6

Income before income taxes , minority interest and cumulative effect of change in accounting principle		23,537		32,852		36,138	903
Income taxes (Note 21)		(3,265)		(3,723)		(3,873)	(97)
Minority interest		(1)		—		(24)	(1)

Income before cumulative effect of change in accounting principle		20,271		29,129		32,241	806
Cumulative effect of change in accounting principle (Note 2)		—		39		—	—

Net income	Rs.	20,271	Rs.	29,168	RS.	32,241	$806

Earnings per equity share: (Note 23)
Basic
Income before cumulative effect of change in accounting principle		14.41		20.42		22.23	0.56
Cumulative effect of change in accounting principle		—		0.03		—	—
Net income		14.41		20.45		22.23	0.56

Diluted
Income before cumulative effect of change in accounting Principle		14.24		20.17		22.16	0.55
Cumulative effect of change in accounting principle		—		0.03		—	—
Net income		14.24		20.20		22.16	0.55
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		1,406,505,974		1,426,709,163		1,450,604,615
Diluted		1,423,679,230		1,444,467,557		1,454,780,607
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share and per share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2005	1,407,141,044	Rs.	1,407	Rs.	13,273	Rs.	(3,185)			Rs.	96	Rs.	45,138	(7,893,060)	Rs.	—	Rs.	56,729

Cash dividends (Note 16)	—		—		—		—				—		(3,998)	—		—		(3,998)
Issuance of equity shares on exercise of options (Note 22)	18,613,223		33		4,671		—				—		—	—		—		4,704
Stock split effected in the form of stock dividend (Note 17)	—		1,412		(1,161)		—				—		(251)	—		—		—
Equity shares granted to employees by Trust	—		—		—		—				—		—	24,000		—		—
Reversals related to employee stock incentive plan, net of issuances (Note 22)	—		—		(331)		299				—		—	—		—		(32)
Amortization of compensation related to employee stock incentive plan	—		—		—		684				—		—	—		—		684
Excess income tax benefit related to employee stock incentive plan	—		—		69		—				—		—	—		—		69
Comprehensive income
Net income	—		—		—		—	Rs.	20,270		—		20,270	—		—		20,270
Other comprehensive income / (loss)
Translation adjustments	—		—		—		—		20		—		—	—		—		—
Unrealized gain / (loss) on investment securities, net (net of tax effect of Rs. 115)	—		—		—		—		229		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (Note 14)	—		—		—		—		89		—		—	—		—		—

Total other comprehensive income / (loss)	—		—		—		—		338		338		—	—		—		338

Comprehensive income								Rs.	20,608

Balance as of March 31, 2006	1,425,754,267	Rs.	2,852	Rs.	16,521	Rs.	(2,202)			Rs.	434	Rs.	61,161	(7,869,060)	Rs.	—	Rs.	78,764

Cash dividends (Note 16)	—		—		—		—		—		—		(16,382)	—		—		(16,382)
Elimination of deferred stock compensation balance on adoption of SFAS No. 123 (R) (Note 2)	—		—		(2,202)		2,202		—		—		—	—		—		—
Cumulative effect of change in accounting principle (Note 2)	—		—		(39)		—		—		—		—	—		—		(39)
Issuance of equity shares on exercise of options (Note 22)	32,095,328		64		8,830		—		—		—		—	—		—		8,894
Issuance of equity shares on exercise of options through non-recourse note (Note 22)	1,150,055		2		(2)		—		—		—		—	—		—		—
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(92,700)		—		—
Compensation cost related to employee stock incentive plan	—		—		1,336		—		—		—		—	—		—		1,336
Excess income tax benefit related to employees stock incentive plan	—		—		65		—		—		—		—	—		—		65

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share and per share data)

									Accumulated
				Additional					Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive	Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Comprehensive income
Net income	—		—		—		—	29,169		—		29,169	—		—		29,169
Other comprehensive income / (loss)																	—
Translation adjustments	—		—		—		—	(131)		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 25)	—		—		—		—	45		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (Note 14)	—		—		—		—	(130)		—		—	—		—		—

Total other comprehensive income / (loss)	—		—		—		—	(216)		(216)		—	—		—		(216)

Comprehensive income	—		—		—		—	28,953		—		—	—		—		—

Adjustment to initially apply SFAS No. 158 (net of tax effect of Rs. 18)	—		—		—		—	—		(124)		—	—		—		(124)
Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508	Rs.	—	—	Rs.	94	Rs.	73,948	(7,961,760)	Rs.	—	Rs.	101,468

Cash dividends (Note 16)	—		—		—		—	—		—		(5,123)	—		—		(5,123)
Issuance of equity shares on exercise of options (Note 22)	2,453,670		5		687		—	—		—		—	—		—		692
Compensation cost related to employee stock incentive plan	—		—		1,076		—	—		—		—	—		—		1,076
Gain on sale of long-lived assets to the controlling shareholder,(net of tax effect of Rs. 52)	—		—		102		—	—		—		—	—		—		102
Excess income tax benefit related to employees stock incentive plan	—		—		68		—	—		—		—	—		—		68
Comprehensive income
Net income	—		—		—		—	32,241		—		32,241	—		—		32,241
Other comprehensive income / (loss)
Translation adjustments	—		—		—		—	110		—		—	—		—		—
Unrecognized actuarial gain / (loss), net [net of tax effect of Rs. (17) ]	—		—		—		—	(59)		—		—	—		—		—
Unrealized gain / (loss) on investment securities, net [net of tax effect of Rs. (25)]	—		—		—		—	(52)		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (Note 14 )	—		—		—		—	(1,169)		—		—	—		—		—

Total other comprehensive income /(loss)	—		—		—		—	(1,170)		(1,170)		—	—		—		(1,170)

Comprehensive income	—		—		—		—	31,071

Balance as of March 31, 2008	1,461,453,320	Rs.	2,923	Rs.	26,441	Rs.	—		Rs.	(1,076)	Rs.	101,066	(7,961,760)	Rs.	—	Rs.	129,354

Balance as of March 31, 2008 ($) (Unaudited)			$73		$661		$—			$(27)		$2,525			$—		$3,232
See accompanying notes to the consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended March 31,
	2006		2007		2008		2008
							Convenience
							translation into
							US$
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	20,271	Rs.	29,168	Rs.	32,241	$806
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(8)		(10)		(20)	(1)
Cumulative effect of change in accounting principle		—		(39)		—	—
Depreciation and amortization		3,195		4,309		6,067	152
Deferred tax expense/(benefit)		15		(29)		(409)	(10)
Unrealized exchange gain / (loss)		75		470		(596)	(15)
Gain on sale of investment securities, net		(238)		(549)		(771)	(19)

Stock based compensation		652		1,336		1,076	27
Excess income tax benefit related to employee stock incentive plan		69		—
Equity in earnings of affiliates		(288)		(318)		(257)	(6)
Minority interest		1		—		24	1
Changes in operating assets and liabilities:
Accounts receivable		(5,363)		(6,167)		(7,720)	(193)
Unbilled revenue		(1,596)		(760)		(3,208)	(80)
Inventories		(295)		(1,060)		(1,842)	(46)
Other assets		(2,284)		(2,152)		(7,738)	(194)
Accounts payable		28		1,497		2,211	55
Accrued expenses and employee costs		3,991		893		4,157	104
Advances from customers and unearned revenue		337		1,384		3,153	79
Other liabilities		1,630		2,188		(1,773)	(45)

Net cash provided by operating activities		20,192		30,161		24,595	615

Cash flows from investing activities:
Expenditure on property, plant and equipment		(7,486)		(11,392)		(14,674)	(367)
Proceeds from sale of property, plant and equipment		113		149		479	12
Dividends received from affiliates		14		—		—	—
Purchase of investments		(58,707)		(123,726)		(231,684)	(5,789)
Proceeds from sale of investments		52,043		121,542		250,013	6,247
Investments in interest—bearing deposits		(500)		(250)		(500)	(12)
Redemption of interest-bearing deposits				100		650	16
Payment for acquisitions, net of cash acquired		(2,777)		(7,800)		(32,789)	(819)

Net cash used in investing activities		(17,300)		(21,377)		(28,505)	(712)

Cash flows from financing activities:
Proceeds from issuance of equity shares		4,767		8,894		692	17
Proceeds from issuance of equity shares by a subsidiary		—		—		55	1
Proceeds/(repayment) from/of short-term borrowings from banks, net		(196)		1,825		21,370	534
Proceeds from long-term debt		—		147		15,087	377
Repayment of long-term debt and capital lease obligation		(268)		—		(1,081)	(27)
Payment of cash dividends		(3,998)		(8,873)		(5,393)	(135)
Movement in restricted cash relating to cash dividends		—		(7,238)		—	—
Excess income tax benefit related to employee stock incentive plan		—		65		68	2

Net cash provided by/(used in) financing activities		305		(5,180)		30,798	770

Effect of exchange rate changes on cash		(10)		(50)		(30)	(1)
Net increase in cash and cash equivalents during the year		3,197		3,604		26,888	672
Cash and cash equivalents at the beginning of the year		5,671		8,858		12,412	310

Cash and cash equivalents at the end of the year	Rs.	8,858	Rs.	12,412	Rs.	39,270	981

Supplementary information:
Cash paid for interest	Rs.	35	Rs.	125	Rs.	1,440	$36
Cash paid for taxes		4,543		4,252		5,459	136
Property, plant and equipment acquired under capital lease obligation		—		1		124	3
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
     Basis of preparation of financial statements. The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S.GAAP.
     Functional currency and exchange rate translation. The functional currency of Wipro and its domestic subsidiaries is the Indian rupee, the national currency of India. The functional currency of Wipro’s foreign subsidiaries is determined based on an evaluation of the individual and collective economic factors as discussed in Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation. The assets and liabilities of subsidiaries that have local functional currency are translated into Indian rupees at the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated at monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity under accumulated other comprehensive income.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/(losses) are included in the statement of income. Such gains/(losses) relating to debt denominated in foreign currency are included in Other income, net. All other exchange gains/(losses) are reported in comprehensive income/(loss) as a component of Operating income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2008, have been translated into US dollars at the noon buying rate in New York City on March 31, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 40.02. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
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
     Cash equivalents. The Company considers investments in highly liquid instruments that are purchased with remaining maturities, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2,

Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from other services is recognized as the related service is performed, generally using the proportionate completion method.
     Revenue from sale of third-party software products is recognized in accordance with SOP 97-2, Software Revenue Recognition. In multiple element software arrangements, revenue is allocated to each element based on fair value. The fair value of elements within the scope of SOP 97-2 is determined using Vendor-Specific Objective Evidence (VSOE). In the absence of VSOE for all elements, the residual method is used where VSOE exists for all the undelivered elements. Where VSOE of the undelivered element cannot be determined, revenue for the delivered elements is deferred until the undelivered elements are delivered. If sufficient VSOE does not exist to allocate revenue to the elements and Post-Contract Customer Support (PCS) is the only undelivered element, the entire arrangement fee is recognized ratably over the PCS term.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers. Revenue and costs attributable to certain process transition activities are deferred where such activities do not represent the culmination of a separate earnings process. Such revenue and related costs are recognized ratably over the period in which the related services are performed. Deferred costs are limited to the amount of deferred revenues.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     For all revenue arrangements with multiple deliverables, based on the guidance in EITF Issue No. 00-21 the Company recognizes revenues on the delivered products or services only if:
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
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the remaining deliverables.
     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances.
     Recurring operating costs are expensed as incurred. Certain upfront non-recurring costs incurred in the initial phases of outsourcing contracts and contract acquisition costs, are deferred and amortized usually on a straight line basis over the term of the contract. The Company periodically estimates the undiscounted cash flows from the arrangement and compares it with the unamortized costs. If the unamortized costs exceed the undiscounted cash flow, a loss is recognized. Costs that are incurred for a specific anticipated software development services contract and that will result in no future benefits unless the contract is obtained are not included in contract costs. However, such costs are deferred only if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract is deemed to be probable.

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
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income/(loss) in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
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
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease and leasehold improvements are amortized over the shorter of estimated useful life or the related lease term. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Computer equipment	2 to 6 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 years
Computer software	2 to 6 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work- in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
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
     The Company amortizes intangible assets over their estimated useful lives unless such lives are determined to be indefinite. Amortizable intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets with indefinite lives are tested at least annually for impairment and written down to the fair value as required. The estimated useful lives of the amortizable intangible assets are as follows:

Customer-related intangibles	2 to 5 years

Marketing-related intangibles	2 to 30 years

Technology-based intangibles	5 years
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

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized. Excess income tax benefit on exercise of employee stock options is credited to additional paid-in capital. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of Other income, net.
     The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48) on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. Refer note 21 for additional information relating to impact of adoption of FIN 48.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards The Company adopted SFAS No. 123(R) using the modified prospective application method. Under this approach, the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123.
     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39 representing the reversal of compensation cost for such instruments previously recognized in statement of income as cumulative effect of changes in accounting principle. For awards with a graded-vesting schedule, if vesting is based only on a service condition, the Company recognizes the compensation cost on a straight-line basis over the requisite service period of the entire award.
     Had compensation cost, for the year ended March 31 2006, been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Year ended March 31,
	2006
Net income, as reported	Rs.	20,271
Add: Stock—based employee compensation expense included in reported net income, net of tax effects		619
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(1,191)

Pro-forma net income	Rs.	19,699

Earnings per share: Basic
As reported		14.41

Pro-forma		14.01

Earnings per share: Diluted
As reported		14.24

Pro-forma		13.87

     The Company has granted 55,500 , 7,050,766 and 746,686 options under Restricted Stock Unit Plans, at a nominal exercise price of Rs. 2 per share, during the years ended March 31, 2006, 2007 and 2008. Since these options have been granted at a nominal exercise price, the value on the date of grant approximates the fair value of the underlying stock .
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows.
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
     The Company also designates foreign currency forward contracts and net purchased options as hedges of net investments in foreign operations. The effective portion of the hedge is recognized in translation adjustments in other comprehensive income and transferred to consolidated statement of income upon sale or disposal of the foreign operation.
     Reclassifications. Certain amounts in the prior years’ consolidated financial statements and notes have been reclassified to conform to the current year’s presentation.
Recent accounting pronouncements
     SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 will become effective for the Company, commencing the fiscal year beginning April 1, 2008, except for certain non-financial assets and non-financed liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. For such non-financial assets and non-financial liabilities, SFAS No. 157 is applicable for the Company commencing April 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. The Company is currently evaluating the impact of the adoption of SFAS No. 157 on its consolidated financial statements.
     SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure eligible financial instruments and certain other items at fair value on a instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the Company, commencing fiscal year beginning April 1, 2008. The Company has evaluated the impact of this statement and believes that adoption of SFAS No. 159, prospectively, on April 1, 2008, will not have a material effect on its consolidated financial statements.
     SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of the adoption of SFAS No. 141R on its consolidated financial statements.

     SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS No. 160 (an amendment of ARB No. 51)). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company will be required to adopt this new standard for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its consolidated financial statements.
     SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (SFAS No. 161). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Company will be required to adopt this new statement for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 161 on its consolidated financial statements.
     SFAS No. 162. In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS No. 162 to have a material impact on its consolidated financial statements.
3. Acquisitions
Fiscal 2008 acquisitions
Unza Holdings Limited
     On July 30, 2007, the Company acquired 100% of the equity of Unza Holdings Limited and subsidiaries (‘Unza’). Unza is an independent manufacturer and marketer of personal care products in South East Asia. Unza markets a wide portfolio of personal care and detergent brands in several countries. The consideration (including direct acquisition costs) included a cash payment of Rs. 9,273 and a deferred payment of Rs. 981, which was subsequently paid during the year.
     The Company believes that this acquisition would strengthen the Company’s brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands.
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value
Cash and cash equivalents	Rs.	619
Property, plant and equipment		1,310
Marketing-related intangibles		7,691
Goodwill		4,484
Other assets		2,275
Short-term borrowings and long-term debt		(2,747)
Deferred income taxes, net		(1,407)
Other liabilities		(1,971)

Total	Rs.	10,254

The majority of marketing-related intangibles relate to brands. The Company has made a preliminary assessment to identify brands, which have indefinite life, and those, which have determinable life based on a number of factors, including the competitive environment, market share, brand history and macro-economic environment of the countries in which the brands are sold. Marketing-related intangibles include intangibles of Rs. 4,873 million, which management has preliminarily assessed to have an indefinite life. The weighted average useful life of determinable life intangibles amounting Rs. 2,818 is preliminarily assessed to be 30 years.
Infocrossing Inc.
          On September 20, 2007, the Company acquired Infocrossing Inc. and subsidiaries (‘Infocrossing’). The acquisition was conducted by means of a tender offer for all the outstanding shares of Infocrossing. Infocrossing is a U.S.-based IT infrastructure management, enterprise application and business process outsourcing services provider. The total consideration (including direct acquisition costs) amounted to Rs. 17,640.
          The Company believes that the acquisition of Infocrossing broadens the Company’s data center and mainframe capabilities and strengthens its competitive positioning in offering infrastructure management services.
          As of the date of acquisition, Infocrossing had net operating losses, which are available for carry- forward and set-off against taxable profits in the future. The Company believes that it is more likely than not that approximately US$ 71 of net operating losses will be available for carry-forward and set-off against taxable income in the future. Accordingly, in the preliminary purchase price allocation, the Company has recorded deferred tax assets of US$ 31 representing the tax benefits that can be availed.
          In addition, pursuant to the terms of an indenture agreement, the convertible debt of Infocrossing has been cancelled on acquisition. Liabilities assumed upon acquisition include Rs. 4,278 payable to the holders of convertible debt. Further, pursuant to the terms of the stock option plan, all the outstanding stock options of Infocrossing have been cancelled. Liabilities assumed upon acquisition include Rs. 823 payable to the stock option holders. These liabilities have been paid during the year.
          The purchase price has been preliminary allocated to the acquired assets and liabilities as follows:

Description	Fair value

Cash and cash equivalents	Rs.	775
Property, plant and equipment		2,038
Customer-related intangibles		2,425
Goodwill		21,113
Other assets		1,987
Short-term borrowings and long-term debt		(5,326)
Deferred income taxes, net		(214)
Other liabilities		(5,158)

Total	Rs.	17,640

          The weighted average useful life of customer-related intangibles has been preliminarily assessed to be 7 years.
          Unaudited pro forma financial information
          The following table provides pro forma results of operations for the year ended March 31, 2007 and 2008 as if Unza and Infocrossing had been acquired as of the beginning of each of the fiscal years presented. The proforma results include certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on acquired tangible and intangible assets. The pro forma results exclude effects of certain material non-recurring charges of Rs. 1,717 incurred solely in connection with the acquisition transaction (transaction costs incurred by the acquiree, payments relating to employment contracts of key employees on change of control and write-off of unamortized discount on convertible debt extinguished on acquisition). The proforma amounts are not necessarily indicative of the results that would have occurred if the acquisitions had occurred on dates indicated or that may result in the future.

	Year ended March 31,
	2007		2008
	(in millions)
Revenue	Rs.	166,993	Rs.	204,279
Net income		29,911		32,206
Basic net income per share		20.96		22.20
Diluted net income per share		20.71		22.14

Others
          During the year ended March 31, 2008, the Company has paid Rs. 292 towards earn-out determined on achievement of specific financial metrics for Retail Box B.V and Saraware Oy, acquisitions consummated in prior years.
          During the year ended March 31, 2008, the Company acquired 100% of the equity of Oki Techno Centre Singapore Pte Limited (Oki) and a substantial portion of business of Aquatech Industries (India) Private Limited (Aquatech), a manufacturer of water treatment plants. The consideration (including direct acquisition costs) includes a cash payment of Rs. 52 and Rs. 434 respectively. The purchase price has been allocated on a preliminary basis to the acquired assets and liabilities and goodwill of Rs. 25 and Rs. 342 respectively has been recorded.
          For the acquisitions consummated during the year, the purchase consideration has been allocated on a preliminary basis based on management’s estimates. The Company is in the process of making a final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.
Fiscal 2007 and 2006 Acquisitions
          A summary of the acquisitions completed in the fiscal 2007 and 2006 is given below

Name of entity and effective		Management’s assessment of business
date of acquisition	Nature of business	rationale

India, Middle East and SAARC operations of 3D Networks and Planet PSG (‘3D Group’) (November 2006)	Business communication solutions include consulting, voice, data and converged solutions, and managed services	Complements the Company’s existing practice capabilities and differentiates the Company as a comprehensive IT Solutions provider across segments.

Hydrauto Group AB (‘Hydrauto Group’) (November 2006)	Production, marketing and development of customized hydraulic cylinders solution	Provides an entry into European markets, access to customer base and complementary engineering skills.

Quantech Global Services LLC and Quantech Global Services Ltd (‘Quantech’) (July 2006)	Computer Aided Design and Engineering services	Strengthens Company’s presence in the mechanical engineering design and analysis services sector.

RetailBox BV and subsidiaries (‘Enabler Group’) (June 2006)	Software development services, implementation and support of IS systems for retail industry.	Expansion of the Company’s range of IT solution services (including Oracle retail implementation, digital supply chain, business optimization and integration.) and expand domain expertise.

Saraware Oy (‘Saraware’) (June 2006)	Providing design and engineering services to telecom industry.	Expansion of presence in the engineering services space in Finland and the Nordic region.

Business of North-West Switchgear Limited (‘North -West’) (May 2006)	Manufacturer and distributor of switches, sockets and miniature circuit breakers	Expansion of the presence in electrical product segment

cMango Inc and subsidiaries (‘cMango Group’) (April 2006)	Business management service solutions	Expansion of operations in the Business Management Services sector and access to customers in the Business Management services sector.

mPower Software Services Inc. and its subsidiaries (‘mPower Group’) (December 2005)	IT services in payments service sector	Expansion of domain expertise in payment service sector.

BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (‘New Logic Group’) (December 2005)	Semiconductor Intellectual Property (IP) cores and complete system on chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services.	Expansion of strong domain expertise in semi conductor Intellectual Property (IP) cores and complete system-on-chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services.

          The total purchase price has been allocated to the acquired assets and liabilities as follows:

						Deferred
	Purchase					tax	Intangible
Name of entity	consideration		Net assets			liabilities	assets		Goodwill

3D Group	Rs.	904	Rs.	508	Rs.	(46)	Rs.	72	Rs.	370
Hydrauto Group		1,412		498		(123)		136		901
Quantech		281		(230)		(16)		46		481
Enabler Group		2,442		389		(104)		284		1,873
Saraware		1,116		187		(89)		338		680
North-West		1,132		34		—		1,098		—
cMango Group		884		(23)		(46)		78		875
mPower Group		1,275		185		(178)		513		755
New Logic Group		1,225		307		(53)		213		758

Total	Rs.	10,671	Rs.	1,855	Rs.	(655)	Rs.	2,778	Rs.	6,693

          On finalization of preliminary purchase price allocations, the Company did not record any significant adjustment.
4. Cash and Cash Equivalents
          Cash and cash equivalents as of March 31, 2007 and 2008 comprise of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
          Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2006		2007		2008
Balance at the beginning of the year	Rs.	989	Rs.	1,258	Rs.	1,388
Additional provision during the year, net of collections		275		280		289
Bad debts charged to provision		(6)		(150)		(581)

Balance at the end of the year	Rs.	1,258	Rs.	1,388	Rs.	1,096

6. Inventories
          Inventories consist of the following:

	As of March 31,
	2007		2008
Stores and spare parts	Rs.	298	Rs.	455
Raw materials and components		1,584		2,950
Work-in-process		491		1,078
Finished goods		1,777		2,689

	Rs.	4,150	Rs.	7,172

7. Other Assets
          Other assets consist of the following:

	As of March 31,
	2007		2008
Prepaid expenses	Rs.	1,049	Rs.	2,800
Prepaid rentals for leasehold land		597		645
Due from officers and employees		884		1,503
Advances to suppliers		712		1,373
Balances with statutory authorities		207		548
Deposits		1,591		1,889
Interest-bearing deposits with corporates		650		500
Advance income taxes		4,844		6,990
Deferred contract costs		707		2,864
Derivative asset		379		1,002
Others		1,135		2,192

		12,755		22,306
Less: Current assets		(10,502)		(19,092)

	Rs.	2,253	Rs.	3,214

     Sales-type leases
     Others include receivables on account of sales-type leases and are generally due in monthly, quarterly or semiannually installments over period ranging from 3 to 5 years
          Details of sales-type leases are given below:

	As of March 31,
	2007		2008
Gross finance receivables	Rs.	437	Rs.	323
Unguaranteed residual value		28		84
Unearned income		(81)		(79)

Net investment in finance receivables	Rs.	384	Rs.	328

          At March 31, 2008, minimum lease receivable for each of the five succeeding fiscal years are as follows:

Year ending March 31,	Amount
2009	Rs.	54
2010		42
2011		128
2012		70
2013		29

Total	Rs.	323

8. Investments in liquid and short-term mutual funds
          Investments in liquid and short-term mutual funds consist of the following:

	As of March 31, 2007			As of March 31, 2008
		Gross			Gross
		Unrealized			Unrealized
	Carrying	Holding		Carrying	Holding
	Value	Gains	Fair Value	Value	Gains	Fair Value
Available-for-sale:
Investment in liquid and short-term mutual funds	Rs. 31,842	Rs. 568	Rs. 32,410	Rs. 14,317	Rs. 491	Rs. 14,808

          Dividends from available-for-sale securities during the years ended March 31, 2006, 2007 and 2008 were Rs. 863, Rs. 1,686 and Rs. 1,428 respectively and are included in other income.
9. Property, Plant and Equipment
          Property, plant and equipment consist of the following:

	As of March 31,
	2007		2008
Land	Rs.	1,571	Rs.	2,127
Buildings		6,096		9,679
Plant and machinery		6,644		13,327
Furniture, fixtures and equipment		3,934		6,853

	As of March 31,
	2007		2008
Computer equipment		9,959		10,518
Vehicles		1,821		2,417
Computer software for internal use		2,831		2,916
Capital work-in-progress		10,189		13,544

		43,045		61,381
Accumulated depreciation and amortization		(16,504)		(21,559)

	Rs.	26,541	Rs.	39,822

          Depreciation expense for the years ended March 31, 2006, 2007 and 2008 is Rs. 3,101, Rs. 3,931 and Rs. 5,343 respectively. This includes Rs. 206, Rs. 400 and Rs. 752 as depreciation of capitalized internal use software, during the years ended March 31, 2006, 2007 and 2008, respectively.
Property, plant and equipment, net, include assets held under capital leases which consist of the following:

	As of March 31,
	2007		2008
Plant and machinery	Rs.	84	Rs.	201
Computer equipment		—		2,045

		84		2,246
Accumulated depreciation and amortization		(35)		(1,145)

	Rs.	49	Rs.	1,101

          Depreciation expense in respect of these assets was Rs. Nil, Rs. 5 and Rs. 170 for the years ended March 31, 2006, 2007 and 2008 respectively.
          The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of March 31, 2008.

Year ending March 31,	Amount
2009	Rs.	401
2010		304
2011		219
2012		114
2013		72
Thereafter		113

Total minimum lease payments		1,223
Less: Amount representing interest		199

Present value of net minimum lease payments	Rs.	1,024
Less: Current portion of obligation under capital leases	Rs.	323

Obligations under capital leases, excluding current portion	Rs.	701

10. Goodwill and other Intangible Assets
          The Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2007						2008
	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		Amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	71	Rs.	59	Rs.	130	Rs.	103	Rs.	27
Customer-related intangibles		2,147		937		1,210		4,585		1,518		3,067
Marketing-related intangibles*		1,481		79		1,402		9,172		190		8,982
Effect of translation adjustment		(8)		—		(8)		464		60		404

	Rs.	3,750	Rs.	1,087	Rs.	2,663	Rs.	14,351	Rs.	1,871	Rs.	12,480

*	Gross carrying amount for marketing-related intangibles include indefinite life intangible asset of Rs. 4,873 as of March 31, 2008.
The estimated amortization expense for intangible assets for the five succeeding years is set out below:

Year ending March 31,	Amount
2009	Rs.	885
2010		800
2011		607
2012		481
2013		481

Total	Rs.	3,254

The movement in goodwill balance is given below:

	Year ended March 31,
	2007		2008
Balance at the beginning of the year	Rs.	7,481	Rs.	12,706
Goodwill relating to acquisitions (Note 3, 13)		5,393		26,270
Adjustment relating to finalization of purchase price allocation		(104)		(215)
Tax benefit allocated to goodwill		(14)		(51)
Effect of translation adjustments		(50)		233

Balance at the end of the year	Rs.	12,706	Rs.	38,943

Goodwill as of March 31, 2007 and 2008 has been allocated to the following reportable segments:

	As of March 31,
Segment	2007		2008
IT Services and Products	Rs.	6,503	Rs.	27,884
BPO Services		3,982		3,982
India and AsiaPac IT Services and Products		1,045		1,084
Consumer Care and Lighting		—		4,641
Others		1,176		1,352

Total	Rs.	12,706	Rs.	38,943

11. Other Liabilities
          Other liabilities consist of the following:

	As of March 31,
	2007		2008
Income taxes payable	Rs.	3,179	Rs.	4,013
Statutory dues and other taxes payable		3,758		5,267
Dividends payable		7,238		—
Warranty obligations		742		924
Derivative liability		110		2,571
Liability for retirement benefits		492		479
Others		1,874		2,276

		17,393		15,530
Less: Current liabilities		16,623		12,519

	Rs.	770	Rs.	3,011

          The activity in warranty obligations is given below:

	Year ended March 31,
	2006		2007		2008
Balance at the beginning of the year	Rs.	361	Rs.	665	Rs.	742
Additional provision during the year		601		827		1,016
Reduction due to payments		(297)		(750)		(834)

Balance at the end of the year	Rs.	665	Rs.	742	Rs.	924

12. Operating Leases
          The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 849, Rs. 1,412 and Rs. 1,880 for the years ended March 31, 2006, 2007 and 2008, respectively.
Details of contractual payments under non-cancelable leases are given below:

Year ending March 31,	Amount
2009	Rs.	773
2010		706
2011		641
2012		575
2013		511
Thereafter		2,826

Total	Rs.	6,032

          Prepaid rentals for leasehold land included under Other assets, represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
          The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2007 and 2008 was Rs. 1,120 and Rs. 1,343, respectively. The Company’s equity in the income of Wipro GE for year ended March 31, 2006, 2007 and 2008 was Rs. 259, Rs. 302 and Rs. 257 respectively.
          Wipro GE had received tax demands for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs 976, including interest. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under Indian Income Tax Act, 1961 (the Act). Wipro GE has appealed against the said demands before the first appellate authority. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and will not have any material adverse effect on its financial position and results of operations. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
W M NetServ
          The Company had accounted for its 80.1% ownership interest in W M NetServ by the equity method as the minority shareholder in the investee had substantive participative rights as specified in EITF Issue No.96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The carrying value of the equity investment in W M NetServ as of March 31, 2007 was Rs. 122. During the year ended March 31, 2008, the Company purchased the minority interest of 19.9% in W M NetServ for a cash consideration of Rs. 13 and recorded goodwill of Rs. 14. Subsequent to the acquisition, the financial statements of W M NetServ are consolidated.
14. Financial Instruments and Concentration of Risk
          Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s funds are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable as of March 31, 2007 and 2008 and revenues for the years ended March 31, 2006, 2007 and 2008.
          Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
          The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2007	2008
Forward contracts
Sell	$345	$2,775
	€16	€105
	£88	£61
Buy	$185	$435
	¥—	¥7,580
Net purchased options (to sell)	$36	$641
	€13	€24
	£—	£84
	¥—	¥7,682
          In connection with cash flow hedges, the Company has recorded Rs. 202, Rs. 72 and Rs. (1,097) of net gains/(losses) as a component of accumulated other comprehensive income within stockholders’ equity as at March 31, 2006, 2007 and 2008, respectively. The Company has also recorded Rs. 496 million of losses relating to effective portion of hedges of net investments in foreign operations in other comprehensive income, within translation reserve.
          The following table summarizes activity in the accumulated other comprehensive income/(loss) within stockholders’ equity related to all derivatives classified as cash flow hedges during the years ended March 31, 2006, 2007 and 2008.

	As of March 31,
	2006		2007		2008
Balance as at the beginning of the year	Rs.	113	Rs.	202	Rs.	72
Net gains reclassified into net income on occurrence of hedged transactions		(114)		(202)		(72)
Changes in fair value of effective portion of outstanding derivatives		202		72		(1,097)

Unrealized gain/ (losses) on cash flow hedging derivatives, net		89		(130)		(1,169)

Balance as at the end of the year	Rs.	202	Rs.	72	Rs.	(1,097)

          As of March 31, 2007 and 2008 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Debt
           Short-term borrowings from banks primarily consist of lines of credit of approximately Rs. 19,638, US$ 565 and RM (Malaysian Ringgit) 260 from bankers primarily for working capital requirements. Out of these, as of March 31, 2008, the Company has unutilized lines of credit aggregating Rs. 6,457, US$ 350 and RM 83 respectively. Additionally, the Company has various other lines of credit in various other currencies equivalent to Rs. 3,781, of which Rs. 1,018 is unutilized as of March 31, 2008. Significant portion of the aforementioned lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable quarterly. These facilities generally bear interest at LIBOR plus a margin of 30 to 80 basis points.
          The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 7,621 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2008, an amount of Rs. 2,634 was unutilized out of these non-fund based facilities.

     A summary of long- term debt is as follows:

	As of March 31, 2007			As of March 31, 2008
	Foreign	Indian		Foreign	Indian			Final
Currency	currency	Rupee		currency	Rupee		Interest rate	maturity
Unsecured external commercial borrowing
Japanese Yen	—	Rs.	—	35,016	Rs.	14,070	1.37%	2013
Unsecured term loan
Indian Rupee	—		—	245		245	6.05%	2013
Euro	8		463	3		186	2.5% – 5.22%	2010
Secured term loan
Swedish Krona	65		401	63		427	5.32%	2012

			864			14,928
Less: Current portion			328			406

Long term debt, less current portion		Rs.	536		Rs.	14,522

Principal payments required on long-term debt in each of the next five fiscal years ending March 31 are as follows

Year ending March 31,	Amount
2009	Rs.	406
2010		215
2011		106
2012		71
2013		14,130

Total	Rs.	14,928

          The unsecured external commercial borrowing contains certain restrictive covenants that limit future borrowings and payments towards acquisitions in a financial year and requires the Company to maintain specified levels of working capital and operating results. The terms of the other secured and unsecured debt and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2008, the Company has met all the relevant covenants.
          A portion of the above short-term borrowings and long-term debt aggregating to Rs. 969 are secured by inventories, accounts receivable and certain property, plant and equipment.
          Interest expense was Rs. 35, Rs. 125 and Rs. 1,440 for the year ended March 31, 2006, 2007 and 2008 respectively. Interest capitalized by the Company was Rs. Nil, Rs. Nil and Rs. 419 for the year ended March 31, 2006, 2007 and 2008 respectively.
16. Equity Shares and Dividends
          Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
          The authorized capital of the company is 1,650,000,000 equity shares of Rs. 2 each at par value as of March 31, 2008.
          The Company paid cash dividends of Rs. 3,998, Rs. 8,129 and Rs. 5,123 during the years ended March 31, 2006, 2007 and 2008 respectively. The dividends per share were Rs. 2.50 Rs. 5 and Rs. 3 during the years ended March 31, 2006, 2007 and 2008, respectively. Additionally, in March 2007, the Board of Directors of the Company approved an additional cash dividend of Rs. 5 per share totaling Rs. 8,253. In accordance with Indian regulations, an amount equivalent to the additional cash dividend, net of taxes, amounting to Rs. 7,238 was transferred to a specific bank account pending payment to the shareholders as of March 31, 2007. The balance in this bank account could only be used to pay the specified dividend, was not available for general use and was accordingly reflected as restricted cash in the consolidated balance sheet. The additional cash dividend was paid during the year ended March 31, 2008.
17. Stock Dividend
          In July 2005, the members of the Company approved a stock dividend, effective August 24, 2005, in the ratio of 1 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company issued 705,893,574 additional shares and has transferred an amount of Rs. 1,161 from additional paid in capital and Rs. 251 from retained earnings, to equity shares. The allocation between additional paid in capital and retained earnings is in line with the local statutory accounts. Share and per share data for all periods reported have been adjusted to reflect the stock split effected in the form of stock dividend. In accordance with the shareholder’s approval, capitalization of additional paid in capital and retained earnings aggregating Rs. 1,412 has been recorded in the year ended March 31, 2006.
18. Retained Earnings
          Retained earnings as of March 31, 2007 and 2008, include Rs. 1,046 and Rs. 1,294 respectively, of undistributed earnings in equity of affiliates.
19. Other Income, Net
          Other income consists of the following:

	Year ended March 31,
	2006		2007		2008
Interest income	Rs.	198	Rs.	683	Rs.	1,505
Interest expense		(35)		(261)		(1,064)
Dividend income		863		1,686		1,428
Gain/ (loss) on sale of liquid and short-term mutual funds		238		549		771
Foreign exchange gains/ (losses), net		(80)		(39)		(496)
Others		12		10		23

	Rs.	1,196	Rs.	2,628	Rs.	2,167

20. Shipping and Handling Costs
          Selling and marketing expenses for the years ended March 31 2006, 2007 and 2008, include shipping and handling costs of Rs. 555, Rs. 807 and Rs. 1,039 respectively.
21. Income Taxes
          Income taxes have been allocated as follows:

	Year ended March 31,
	2006		2007		2008
Income from continuing operations	Rs.	3,265	Rs.	3,723		3,873
Stockholders equity for:
Income tax benefits relating to employee stock incentive plans		(69)		(65)		(68)
Gain on sale of long-lived asset to the controlling shareholder						52
Adjustments to initially apply SFAS No. 158				(18)		—
Unrecognized actuarial (gain)/loss, net				—		(17)
Unrealized gains / (loss) on investment securities, net		115		25		(25)
Tax benefit allocated to goodwill		—		(14)		(51)

Total income taxes	Rs.	3,311	Rs.	3,651	Rs.	3,764

          Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2006		2007		2008
Current taxes
Domestic	Rs.	1,605	Rs.	1,575	Rs.	2,641
Foreign		1,645		2,177		1,641

	Rs.	3,250	Rs.	3,752	Rs.	4,282

Deferred taxes
Domestic		(8)		(1)		(319)
Foreign		23		(28)		(90)

		15		(29)		(409)

Total income tax expense	Rs.	3,265	Rs.	3,723	Rs.	3,873

          The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2006		2007		2008
Income before taxes and minority interest	Rs.	23,537	Rs.	32,852	Rs.	36,138
Enacted income tax rate in India		33.66%		33.66%		33.99%

Computed expected tax expense		7,923		11,058		12,283
Effect of:
Income exempt from tax		(5,322)		(7,948)		(8,450)
Basis differences that will reverse during a tax holiday period		291		526		(21)
Income taxed at higher/ (lower) rates		230		125		(50)
Income taxes relating to prior years		(175)		(702)		(530)
Effect of change in tax rates		17		—		5
Changes in valuation allowances		29		7		138
Expenses disallowed for tax purposes		304		647		391
Others, net		(32)		10		17

Total income tax expense	Rs.	3,265	Rs.	3,723	Rs.	3,783

          A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology and Hardware Technology Parks were scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. However, on May 10, 2008, the Finance Act, 2008 extended the availability of the ten year tax holiday by a period of one year such that the tax holiday will now be available until the earlier of fiscal year 2010 or ten years after the commencement of a tax holiday for an individual undertaking. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones which being providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax.
The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 5,322 and Rs. 3.79 per share for the year ended March 31, 2006, Rs. 7,948 and Rs. 5.57 per share for the year ended March 31, 2007 and Rs. 8,450 and Rs. 5.82 per share for the year ended March 31, 2008.
          The components of the net deferred tax asset are as follows:

	As of March 31,
	2007		2008
Deferred tax assets
Allowance for doubtful accounts	Rs.	217	Rs.	193
Accrued expenses and liabilities		295		553
Carry-forward business losses		1,020		2,224
Minimum alternate tax		—		126
Deferred income		69		309
Others		19		35

Total gross deferred tax assets		1,620		3,440
Less: valuation allowance		(531)		(619)

Net deferred tax assets	Rs.	1,089	Rs.	2,821

Deferred tax liabilities
Property, plant and equipment	Rs.	80	Rs.	419
Intangible assets		560		2,760
Amortizable goodwill		85		472
Unrealized gains on Investments in liquid and short-term funds		200		175
Undistributed earnings in equity of affiliates		197		246
Others		—		57
Total gross deferred tax liabilities	Rs.	1,122	Rs.	4,129

Net deferred tax assets / (liabilities)	Rs.	(33)	Rs.	(1,308)

          In assessing the realizability of remaining deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards utilizable, net of the existing valuation allowances at March 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.
Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B; consequently, the Company have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 million has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
Upon acquisition of certain subsidiaries, the Company was entitled to utilize tax benefits of Rs. 1,479. Based on projections of future taxable income and tax planning strategies, the management believes that the Company will be able to realize tax benefits only to the extent of Rs. 1,056 million. Consequently, the Company has recorded a valuation allowance for the remaining amount on the date of acquisition.

The tax loss carry-forwards of Rs. 6,155 as of March 31, 2008 relates to foreign subsidiaries. Approximately, Rs. 2,309 of these tax loss carry-forwards is not currently subject to expiration dates. The remainder, approximately Rs. 3,846, expires in various years through fiscal 2028.
The net increase in valuation allowance of Rs. 88 million for the period ended March 31, 2008 is primarily on account of an increase in the operating losses of certain subsidiaries.
The income before income taxes, minority interest and cumulative effect of change in accounting principle for each of the fiscal years 2006, 2007 and 2008 is primarily from domestic entities.
The Company indefinitely reinvests eligible earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earning of its foreign subsidiaries. It is impracticable to determine the undistributed earning and the additional taxes payable when these earnings are remitted.
The Company is subject to a 15% branch profit tax in the U.S. to the extent the net profit during the fiscal year attributable to its U.S. branch are greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2008, the U.S. branch’s net assets amounted to approximately $ 203. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the U.S. as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2008.
Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
          A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Particulars	Amount
Balance as of April 1, 2007	Rs.	3,378
Increases related to current year tax positions		1,442
Increases related to prior year tax positions		135
Decreases related to prior years tax positions		(253)
Reductions related to lapsing of statutes of limitation		(162)
Impact of foreign currency translation		(109)

Balance as of March 31, 2008	Rs.	4,431

The unrecognized tax benefits increased by Rs. 1,577 during the year ended March 31, 2008 primarily due to non-recognition of certain credits in computation of minimum alternate tax eligible for deferral and set-off against regular income taxes in the future, and transfer pricing matters in certain foreign jurisdictions. The unrecognized tax benefits decreased by Rs.415 during the year ended March 31, 2008 due to reversal of tax provision upon settlement of tax assessment by the tax authorities in a particular tax jurisdiction, expiry of statute of limitation and revision of tax accruals relating to transfer pricing.
The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 3,345 and Rs. 4,410 as of April 1, 2007 and March 31, 2008, respectively, and thereby would effect the company’s effective tax rate. Additionally, consistent with the provisions of FIN 48, the Company reclassified Rs. 1,643 of income tax liabilities as of April 1, 2007 from current to non-current liabilities because payment is not anticipated within one year of the balance sheet date. These non-current income-tax liabilities are recorded as other liabilities in the consolidated financial statements.
Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by Rs. 200 during the next 12 months due to expiry of statue of limitation.
          It is a Company policy to include any penalties and interest related to income taxes as a component of other income, net. As of April 1, 2007 and as of March 31, 2008, the Company had provisions of Rs. 114 and Rs 313 respectively on account of accrued interest and penalties related to uncertain tax positions. Interest and penalties included in other income, net were Rs. 199 for the year ended March 31, 2008.
          A listing of open tax years for major jurisdictions is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2003-04 to 2006-07
United States — federal taxes	2003-04 to 2006-07
United States — state taxes	2001-02 to 2006-07
United Kingdom	2001-02 to 2006-07
Japan	2001-02 to 2006-07
Canada	1999-00 to 2006-07
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
          The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2006	2007	2008
Shares held at the beginning of the year	7,893,060	7,869,060	7,961,760
Shares granted to employees	(24,000)	—	—
Grants forfeited by employees	—	92,700	—

Shares held at the end of the year	7,869,060	7,961,760	7,961,760

          Wipro Employee Stock Option plan and Restricted Stock Unit Option Plan. A summary of general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of Exercise
Name of Plan	Authorized Shares	Prices

Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 – 458

Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 458

Stock Option Plan (2000 ADS Plan)	9,000,000		$3 – 7

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2

Wipro ADS Restricted Stock Unit Option Plan (WARSUP 2004 plan)	12,000,000		$0.04

Wipro employee Restricted Stock Unit Option Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2

Wipro employee Restricted Stock Unit Option Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
          Employees covered under the stock option plans and restricted stock unit option plans (collectively stock option plans) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for aforementioned stock option plans is generally ten years.

     The following table summarizes stock option activity:

			Year ended March 31,
			2006			2007			2008
				Weighted			Weighted			Weighted
				Average			Average			Average
	Range of			Exercise			Exercise			Exercise
	Exercise Prices		Number	Price		Number	Price		Number	Price

Outstanding at the beginning of the year	Rs.	171 – 458	52,696,149	Rs.	299	34,317,113	Rs.	310	2,955,319	Rs.	333
		$3 – 7	2,435,250		$6	1,447,742		$6	556,089		$6
	Rs.	2	9,519,656	Rs.	2	7,598,174	Rs.	2	10,946,864	Rs.	2
		$0.04	1,536,100		$0.04	1,000,720		$0.04	1,551,330		$0.04
Granted	Rs.	171 – 458	—		—	—		—	—		—
		$3 – 7	—		—	—		—	—		—
	Rs.	2	55,500	Rs.	2	6,132,636	Rs.	2	81,300	Rs.	2
		$0.04	—		—	918,130		$0.04	665,386		$0.04
Exercised	Rs.	171 – 458	(16,422,865)	Rs.	273	(30,120,192)	Rs.	308	(1,211,880)	Rs.	374
		$3 – 7	(759,508)		$6	(891,653)		$6	(500,199)		$6
	Rs.	2	(1,282,410)	Rs.	2	(2,036,918)	Rs.	2	(574,051)	Rs.	2
		$0.04	(148,440)		$0.04	(196,620)		$0.04	(167,540)		$0.04
Forfeited and lapsed	Rs.	171 – 458	(1,956,171)	Rs.	323	(1,241,602)	Rs.	283	(523,513)	Rs.	400
		$3 – 7	(228,000)		$5	—		—	(47,184)		$7
	Rs.	2	(694,572)	Rs.	2	(747,028)	Rs.	2	(753,950)	Rs.	2
		$0.04	(386,940)		$0.04	(170,900)		$0.04	(163,940)		$0.04
Outstanding at the end of the year	Rs.	171 – 458	34,317,113	Rs.	310	2,955,319	Rs.	333	1,219,926	Rs.	264
		$3 – 7	1,447,742		$6	556,089		$6	8,706		$5
	Rs.	2	7,598,174	Rs.	2	10,946,864	Rs.	2	9,700,163	Rs.	2
		$0.04	1,000,720		$0.04	1,551,330		$0.04	1,885,236		$0.04

     The following table summarizes information about stock options outstanding as of March 31, 2008

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
Range of		Life	Exercise		Life	Exercise
Exercise Prices	Numbers	(Months)	Price	Numbers	(Months)	Price

171 – 458	1,219,926	14	264	1,219,926	14	264
$3 –7	8,706	14	5	8,706	14	5
Rs 2	9,700,163	42	2	1,200,507	29	2
$0.04	1,885,236	51	$0.04	129,600	29	$0.04

     The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was Rs. 458, Rs. 512 and Rs. 578, for each option respectively.
     The total intrinsic value of stock options exercised during the years ended March 31, 2006, 2007, and 2008, was Rs. 2,991, Rs. 9,578, and Rs. 713 respectively. As of March 31, 2008 stock option outstanding and exercisable had an aggregate intrinsic value of Rs. 3,742 and Rs. 516 respectively. As of December 31, 2007, the unamortized stock compensation expense under the stock option plans is Rs. 3,115 and the same is expected to be amortized over a weighted average period of approximately 3.05 years.
     Total stock compensation cost recognized under the employee stock incentive plans is Rs. 652, Rs. 1,336 and Rs. 1,076, during the year ended March 31, 2006, 2007 and 2008 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2006		2007		2008
Cost of revenues	Rs.	437	Rs.	1,044	Rs.	840
Selling and marketing expenses		75		169		137
General and administrative expenses		140		123		99

	Rs.	652	Rs.	1,336	Rs.	1,076

     During the year ended March 31, 2008, the Indian Income Tax Act was amended to levy a tax titled Fringe Benefit Tax (FBT) on employee stock options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. However, the FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employee. The Company has modified its employee stock option plans to recover the FBT from the employees. The recovery of FBT from the employees is directly linked to the exercise of the stock option and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. The FBT expense and recovery recorded in the year ended March 31, 2007 and 2008 was not material.
Modification of Employee Stock Incentive Plans
     During the year ended March 31, 2007, through a short-term inducement offer, the Company agreed to an arrangement whereby if certain vested options were exercised within the offer period through financing by an independent third-party financial institution, the Company would bear the interest obligation relating to this financing. The loan by the third-party financial institution is with no recourse to the Company. 11,879,065 options were exercised during the offer period. The Company has accounted for this arrangement as a short-term inducement resulting in modification accounting. Accordingly, incremental compensation cost of Rs. 86 had been recorded during the year ended March 31, 2007. During the year ended March 31, 2008, the Company has revised the estimates of its interest obligation relating to the non-recourse financing and has accordingly recorded an additional compensation expense of Rs. 261.
     Additionally, as a part of this arrangement 1,150,055 other vested options were exercised by certain employees through a non-recourse interest free loan aggregating Rs. 326 by a controlled trust, during the year ended March 31, 2007. Even though this transaction does not represent an exercise for accounting purpose, to reflect the legal nature of shares issued, an amount of Rs. 2, equivalent to the par value of shares issued has been transferred from additional paid-in capital to common stock.
23. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2006		2007		2008
Earnings
Net income	Rs.	20,271	Rs.	29,168	Rs.	32,241

Equity shares
Weighted average number of equity shares outstanding		1,406,505,974		1,426,709,163		1,450,604,615
Effect of dilutive equivalent shares-stock options		17,173,256		17,758,394		4,175,992

Weighted average number of equity shares and equivalent shares outstanding		1,423,679,230		1,444,467,557		1,454,780,607

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share as per the treasury stock method in accordance with SFAS No. 128, Earnings per Share. Similarly, shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding.

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
     Effective March 31, 2007, the Company adopted SFAS No. 158, which required the recognition in pension obligations and accumulated other comprehensive income of actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred under the reporting requirements of SFAS No. 87, SFAS No. 106 and SFAS No. 132(R). As a result of the adoption, the Company recorded Rs. 124 as a reduction of the March 31, 2007 retained earnings.
Obligations and Funded Status

	As of March 31,
	2007		2008
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	756	Rs.	1,027
Service cost		193		258
Interest cost		55		89
Benefits paid		(77)		(135)
Actuarial loss/(gain)		100		142

PBO at the end of the year		1,027		1,381

Change in plan assets
Fair value of plan assets at the beginning of the year		656		727
Actual return on plan assets		59		104
Employer contributions		89		554
Benefits paid		(77)		(135)

Plan assets at the end of the year		727		1,250

Funded status		(300)		(131)
     Following is the summary of amounts in accumulated other comprehensive income / (loss) as of March 31, 2007 and 2008 that have not yet been recognized in the consolidated statements of income as components of net gratuity cost:

	Year ended March 31,
	2007		2008
Net actuarial loss	Rs.	138	Rs.	217
Net prior service cost		3		—
Net transitional obligation		1		—

Total accumulated other comprehensive income	Rs.	142	Rs.	217

     Net gratuity cost for the years ended March 31, 2006, 2007 and 2008 included:

	Year ended March 31,
	2006		2007		2008
Service cost	Rs.	164	Rs.	193	Rs.	258
Interest cost		46		55		89
Expected return on assets		(31)		(42)		(54)
Amortization of transition liabilities/actuarial loss		10		(4)		13
Adjustments (1)		—		(78)		—

Net gratuity cost	Rs.	189	Rs.	124	Rs.	306

      (1) Till March 31, 2006 for a certain category of employees, the Company previously recorded and disclosed a defined benefit plan as a defined contribution plan. During the year ended March 31, 2007, the Company recorded an adjustment of Rs 78 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/ (prepaid asset) and the overall financial statement presentation.
     The weighted average actuarial assumptions used to determine benefit obligations are:

	As of March 31,
	2007	2008
Discount rate	9.6%	9.35%
Rate of increase in compensation levels	7%	7%
Rate of return on plan assets	7.5%	7.5%
     The weighted average actuarial assumptions used to determine net periodic gratuity cost are:

	Year ended March 31,
	2006	2007	2008
Discount rate	8%	8%	9.6%
Rate of increase in compensation levels	7%	7%	7%
Rate of return on plan assets	7%	7%	7.5%
     The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company estimates the long-term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held. As of March 31, 2006, 2007 and 2008, a significant portion of the plan assets were invested in debt securities.
     Accumulated benefit obligation was Rs. 738 and Rs. 988 as of March 31, 2007 and 2008 respectively.

Expected contribution to the fund for the year ending March 31, 2009	Rs.	124

Expected benefit payments from the fund for the year ending March 31:
2009	Rs.	270
2010		255
2011		294
2012		357
2013		432
Thereafter		2,105

Total	Rs.	3,713

     The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2008.
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

     The Company contributed Rs. 1,036, Rs. 1,407 and Rs. 2,383 to various defined contribution and benefit plans during the years ended March 31, 2006, 2007 and 2008 respectively as follows:

	Year ended March 31,
	2006		2007		2008
Defined contribution	Rs.	984	Rs.	1,318	Rs.	1,829
Defined benefit		52		89		554

Total	Rs.	1,036	Rs.	1,407	Rs.	2,383

25. Related parties
     During the year ended March 31, 2008, the Company transferred a property to its controlling shareholder, qualifying as transaction where common control exists, for a consideration of Rs 155. The difference between the consideration received and the carrying value of the property has been recorded as a capital contribution in additional paid-in-capital.
26. Sale of financial assets
     From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in sales-type finance receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. During the years ended March 31, 2006, 2007 and 2008, the Company transferred financial assets of Rs. 259, Rs. 480 and Rs. 1,625 respectively, under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in loss of Rs. 9, Rs. 9 and Rs. 41 for the years ended March 31, 2006, 2007 and 2008 respectively, which is included in general and administrative expense. As at March 31, 2007 and 2008, the maximum amounts of recourse obligation in respect of the transferred financial assets are Rs. 48 and Rs. Nil respectively.
27. Commitments and Contingencies
     Capital commitments. As of March 31, 2007 and 2008, the Company had committed to spend approximately Rs. 3,432 and Rs. 7,266 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2008, the Company has met all commitments required under the plan.
     As of March 31, 2007 and 2008, the Company had contractual obligations to spend approximately Rs. 3,160 and Rs 3,256 respectively; under purchase obligations which include commitments to purchase goods or services of either a fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2007 and 2008, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 3,013 and Rs.4,392 respectively, as part of the bank line of credit.
     Contingencies and lawsuits The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority has upheld the deduction claimed by the Company under section 10A of the act, which vacates a substantial portion of the demand for the year ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal against the above orders.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.
28. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, except for short-term borrowings, long-term debt and obligations under capital leases.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.
     Until March 31, 2007, the operations of certain acquired entities were reviewed by the CODM separately and were accordingly reported separately as ‘Acquisitions’. During the year ended March 31, 2008, the Company integrated these acquired entities under the IT Services segment and accordingly the CODM no longer reviews separate information relating to these acquired entities.
     Similarly, acquisitions relating to the Global IT Services and Products segment made during the year ended March 31, 2008, include Infocrossing. The operations of Infocrossing, a component of Global IT Services and Products, are currently being reviewed by the CODM separately and have accordingly been reported separately as ‘Acquisitions’.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, Middle-East and Asia- pacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items. Additionally, fringe benefit tax, which is an expenditure related tax, incurred by the Company is not allocated to individual segments and is reported as a reconciling item.
Subsequent to March 31, 2008, the Company modified its organization structure relating to its Global IT Services & Products, and India and AsiaPac IT Services and Products segment. These organization changes may change the composition of the Company’s operating and reportable segments. Segment information provided below is based on the organization structure and reportable segments that was in place as of March 31, 2008. The Company is currently in the process of determining its new operating and reportable segments based on the revised organization structure. Segment information will be presented on the revised basis in the consolidated financial statements for the quarter ended June 30, 2008.

     Information on reportable segments is as follows:

	Year ended March 31, 2006
	Global IT Services and Products			India and
				AsiaPac IT	Consumer
		BPO		Services and	Care and		Reconcili	Entity
	IT Services	Services	Total	Products	Lighting	Others	ng Items	Total
Revenues	73,061	7,664	80,725	16,477	5,625	3,280	—	106,107

Exchange rate fluctuations	(174)	(38)	(212)	(2)	—	5	209	—

Total revenues	72,887	7,626	80,513	16,475	5,625	3,285	209	106,107
Cost of revenues	(46,986)	(5,810)	(52,796)	(12,835)	(3,556)	(2,460)	—	(71,647)
Selling and marketing expenses	(3,893)	(49)	(3,942)	(1,392)	(1,160)	(236)	(34)	(6,764)
General and administrative expenses	(3,392)	(752)	(4,144)	(841)	(102)	(113)	(39)	(5,239)
Research and development expenses	(202)	—	(202)	—	—	—	—	(202)
Amortization of intangible assets	(26)	(5)	(31)	(12.00)	(21)	—	—	(64)
Exchange rate fluctuations	—	—	—	—	—	—	(208)	(208)
Others, net	11	—	11	9	13	11	26	70

Operating income of segment (1)	18,399	1,010	19,409	1,404	799	487	(46)	22,053

Total assets of segment	43,404	11,427	54,831	8,972	2,345	3,454	33,226	102,828
Capital employed opening	21,290	8,122	29,412	2,895	936	2,172	22,410	57,825
Capital employed closing	30,828	10,338	41,166	3,774	1,310	2,833	30,387	79,470
Average capital employed	26,059	9,230	35,289	3,335	1,123	2,503	26,397	68,647
Return on capital employed	71%	11%	55%	42%	71%
Accounts receivable	15,106	849	15,955	3,350	563	723	—	20,591
Cash and cash equivalents and investments in liquid and short-term mutual funds.	5,247	4,098	9,345	241	178	368	29,042	39,174
Depreciation	2,188	624	2,812	117	82	59	31	3,101

	Year ended March 31, 2007
	Global IT Services and Products			India and
				AsiaPac IT	Consumer
		BPO		Services and	Care and		Reconcili	Entity
	IT Services	Services	Total	Products	Lighting	Others	ng Items	Total
Revenues	101,508	9,413	110,921	23,888	7,559	7,063	—	149,431

Exchange rate fluctuations	(155)	(24)	(179)	(25)	4	3	197	—

Total revenues	101,353	9,389	110,742	23,863	7,563	7,066	197	149,431
Cost of revenues	(66,817)	(6,173)	(72,990)	(18,555)	(4,905)	(5,748)	—	(102,200)
Selling and marketing expenses	(5,000)	(100)	(5,100)	(2,068)	(1,483)	(477)	(45)	(9,173)
General and administrative expenses	(4,742)	(983)	(5,725)	(1,198)	(120)	(501)	(95)	(7,639)
Research and development expenses	(268)	—	(268)	—	—	—	—	(268)
Amortization of intangible assets	(220)	(5)	(225)	(32)	(5)	(7)	—	(269)
Exchange rate fluctuations	—	—	—	—	—	—	(197)	(197)
Others, net	93	—	94	29	17	51	29	220

Operating income of segment (1)	24,399	2,128	26,527	2,039	1,067	384	(111)	29,906

Total assets of segment	64,881	7,816	72,697	13,209	4,677	7,742	48,443	146,767
Capital employed opening	30,828	10,337	41,165	3,774	1,310	2,833	30,387	79,469
Capital employed closing	47,661	6,456	54,117	5,718	3,094	5,659	36,661	105,249
Average capital employed	39,245	8,397	47,642	4,746	2,201	4,246	33,524	92,359
Return on capital employed	62%	25%	56%	43%	49%	—	—	—
Accounts receivable	20,371	1,097	21,468	4,671	723	1,221	—	28,083
Cash and cash equivalents and investments in liquid and short-term mutual funds.	8,593	421	9,014	888	358	251	34,312	44,823
Depreciation	2,888	617	3,505	168	103	139	16	3,931

	Year ended March 31, 2008
					India and
	Global IT Services and Products				AsiaPac
					IT
					Services	Consumer
			BPO		and	Care and		Reconciling	Entity
	IT Services	Acquisitions	Services	Total	Products	Lighting	Others	Items	Total
Revenues	119,308	5,291	11,588	136,187	34,528	14,639	12,074	—	197,428

Exchange rate fluctuations	108	—	(18)	90	74	(20)	(19)	(125)	—

Total revenues	119,416	5,291	11,570	136,277	34,602	14,619	12,055	(125)	197,428
Cost of revenues	(81,406)	(4,388)	(7,661)	(93,455)	(26,583)	(8,681)	(9,913)	(199)	(138,831)
Selling and marketing expenses	(5,769)	(247)	(179)	(6,195)	(3,670)	(3,222)	(632)	(88)	(13,807)
General and administrative expenses	(6,079)	(336)	(1,167)	(7,582)	(1,624)	(816)	(704)	(94)	(10,820)
Research and development expenses	(405)	—	—	(405)	—	—	—	—	(405)
Amortization of intangible assets	(236)	(183)	(5)	(424)	(47)	(111)	(35)	—	(616)
Exchange rate fluctuations	—	—	—	—	—	—	—	125	125
Others, net	401	—	—	401	62	52	106	18	640

Operating income of segment (1)	25,922	136	2,558	28,617	.2,740	1,841	.877	(363)	.33,714

Total assets of segment	80,802	28,748	8,835	118,385	20,494	23,137	16,250	46,603	224,900
Capital employed opening	47,661	—	6,456	54,117	5,718	3,094	5,659	36,662	105,249
Capital employed closing	61,894	20,629	6,753	89,276	11,397	19,308	6,990	48,219	174,190
Average capital employed	54,777	10,315	6,605	71,696	8,057	11,201	6,324	42,440	139,720
Return on capital employed	47%	1%	39%	40%	34%	16%	—	—	24%
Accounts receivable	24,294	947	1,447	26,688	8,553	2,246	1,422	—	38,908
Cash and cash equivalents and investments in liquid and short-term mutual funds.	20,966	62	264	21,292	811	735	104	31,137	54,078
Depreciation	3,616	354	625	4,595	223	198	308	19	5,343

(1)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	2006		2007		2008
IT Services	Rs.	528	Rs.	1,151	Rs.	899
BPO Services		23		49		32
India and AsiaPac IT Services and Products		40		80		76
Consumer Care and Lighting		9		23		42
Others		17		13		5
Reconciling items		35		20		22

Total		652		1,336		1,076

The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2006		2007		2008
India	Rs.	21,804	Rs.	30,650	Rs.	46,891
United States		53,481		72,846		87,552
Europe		24,310		36,972		48,259
Rest of the world		6,512		8,963		14,726

	Rs.	106,107	Rs.	149,431	Rs.	197,428

29. Fair Value of Financial Instruments
     The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. A substantial portion of the Company’s long-term debt has been recently contracted at floating rate of interest which reset at short intervals. Accordingly, carrying value of such debt approximates fair value as of March 31, 2008.

Item 19. Exhibits

Exhibit
Number	Description

1.1	Articles of Association of Wipro Limited, as amended (1)
1.2	Memorandum of Association of Wipro Limited, as amended (1)
1.3	Certificate of Incorporation of Wipro Limited, as amended (1)
2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)
2.2	Wipro’s specimen certificate for equity shares (1)
4.1	1999 Employee Stock Option Plan (1999 plan) (1)
4.2	2000 Employee Stock Option Plan (2000 plan) (1)
4.3	Wipro Equity Reward Trust (1)
4.4	2000 ADS Option Plan (2000 ADS Plan) (3)
4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)
4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)
4.7	Form of Indemnification Agreement, as amended (3)
4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)
4.9	Sample Letter of appointment to Non Executive Directors (5)
4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)
4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)
11.1	Code of Ethics for Principal and Finance Officers (2)
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Wipro’s Ombudsprocess (2)
99.2	Code of Business Conduct and Ethics (7)
99.3	Audit Committee Charter (8)
99.4	Board Governance and Compensation Committee Charter (6)
99.5	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan
99.6	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan
99.7	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan
99.8	Amendment No. 2 to WARSUP 2004 Plan
99.9	Amendment No. 3 to 2000 Plan

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.

(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005, as amended by Exhibit with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: May 30, 2008	Azim H. Premji,	Suresh C. Senapaty
	Chairman and Managing Director	Chief Financial Officer and Director