Form 20-F
period 2009-03-31
WIPRO LTD
filed 2009-05-18
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2009

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

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0055
(Address of principal executive offices)

Suresh C Senapaty, Chief Financial Officer and Director
Phone: +91 80 28440055; Fax: +91 80 28440104
(Name, telephone, email and/or facsimile number and address of contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares, each represented by one Equity Share, par value Rs. 2 per share.	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,464,980,746 Equity Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, 1934 Yes ☐     No ☑
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP	☑	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
     Yes ☐     No ☑

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2009, which was Rs. 50.87 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
Forward-Looking Statements May Prove Inaccurate
In addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the firm’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our strategy to finance our operations, including our planned construction and expansion;

•	future marketing efforts, advertising campaigns, and promotional efforts;

•	future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;

•	the effect of facility expansion on our fixed costs;

•	our future expansion plans, including our intention to establish new development facilities in Southeast Asia and Europe;

•	our future acquisition strategy, including plans to acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets;

•	the future impact of our acquisition;

•	our strategy and intentions regarding new product branding, including intentions to introduce acquired personal care product brands to establish our presence in the markets for personal care products in India;

•	the future competitive landscape and the effects of different pricing strategies;

•	the effect of current tax laws, including the branch profit tax;

•	the effect of future tax laws on our business;

•	the outcome of any legal proceeding, hearing, or dispute (including tax hearings) and the resulting effects on our business;

•	projections that the legal proceedings and claims that have arisen in the ordinary course of our business will not have a material and adverse effect on the results of operations or the financial position of the Company;

•	expectations of future a dividend payout;

•	projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet certain of our obligations;

•	our compensation strategy;

•	projections regarding currency transactions, including the effect of exchange rates on the Indian rupee and the U.S. dollar;

•	the nature of our revenue streams, including the portion of our IT Services revenue generated from a limited number of corporate clients;

•	the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;

•	our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;

•	projections regarding future economic policy, legislation, foreign investment, currency exchange and other policy matters that may affect our business;

•	the nature and flexibility of our business model;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	market risk in the section titled “Quantitative and Qualitative Disclosure About Market Risk” under Item 11 of this Annual Report on Form 20-F.
We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.
Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Annual Report on Form 20-F and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable

Item 3. Key Information
Summary of Selected Consolidated Financial Data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2009 and selected consolidated balance sheet data as of March 31, 2005, 2006, 2007, 2008 and 2009 in Indian rupees have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes.
(In millions, except per equity share data)

	2005		2006		2007		2008		2009		2009
											Convenience
											translation into
											US$
Consolidated statements of income data:
Revenues:
Services		65,398		86,610		117,819		146,170		193,924	3,812
Products		15,955		19,287		31,612		51,258		60,640	1,192

Total		81,353		106,107		149,431		197,428		254,564	5,004

Cost of revenues:
Services		(41,473)		(56,546)		(76,488)		(98,606)		129,769	2,551
Products		(12,655)		(15,303)		(25,980)		(40,630)		48,407	952

Total		(54,128)		(71,849)		(102,468)		(139,236)		(178,176)	3,503

Gross profit		27,225		34,258		46,963		58,192		76,388	1,502
Operating expenses:
Selling and marketing expenses		(5,466)		(6,764)		(9,173)		(13,807)		(17,762)	(349)
General and administrative expenses		(3,744)		(5,239)		(7,639)		(10,820)		(14,696)	(289)
Amortization of intangible assets		(140)		(64)		(269)		(616)		(1,488)	(29)
Other operating income/ (expenses)		(18)		(138)		24		765		(1,052)	(21)

Operating income		17,857		22,053		29,906		33,714		41,390	814
Gain/ (loss) on sale of stock by affiliates, including direct issue of stock by affiliate		(207)		—		—		—		—	—
Other income/ (expense), (net)		800		1,196		2,628		2,167		(1,816)	(36)
Equity in earnings / (losses) of affiliates		158		288		318		257		362	7

Income before income taxes, minority interest and cumulative effect of changes in accounting policy		18,608		23,537		32,852		36,138		39,936	785
Income taxes		(2,694)		(3,265)		(3,723)		(3,873)		(5,422)	(107)
Minority interest		(81)		(1)		—		(24)		(99)	(2)

Income before cumulative effect of change in accounting principle		15,833		20,271		29,129		32,241		34,415	677
Cumulative effect of change in accounting principle		—		—		39		—		—	—

Net income	Rs.	15,833	Rs.	20,271	Rs.	29,168	Rs.	32,241	Rs.	34,415	$677

Earnings per share:
Basic
Income before cumulative effect of change in accounting principle		11.38		14.41		20.42		22.23		23.67	0.47
Cumulative effect of change in accounting principle		—		—		0.03		—		—	—
Net income		11.38		14.41		20.45		22.23		23.67	0.47

Diluted
Income before cumulative effect of change in accounting principle		11.29		14.24		20.17		22.16		23.63	0.46
Cumulative effect of change in accounting principle		—		—		0.03		—		—	—
Net income		11.29		14.24		20.20		22.16		23.63	0.46

Cash dividend per equity share		4.84		2.50		10.00		3.00		4.00

	2005		2006		2007		2008		2009		2009
											Convenience
											translation into
											US$
Additional data:
Revenue by segment
IT Services	Rs.	65,398	Rs.	86,610	Rs.	117,640	Rs.	146,260	Rs.	191,193	$3,758
IT Products		8,686		10,378		16,965		24,619		33,424	657
Consumer Care and Lighting		4,555		5,625		7,563		14,619		19,243	378
Others		2,674		3,285		7,066		12,055		8,958	176
Reconciling items		40		209		197		(125)		1,746	34

Total	Rs.	81,353	Rs.	106,107	Rs.	149,431	Rs.	197,428	Rs.	254,564	$5,004

Operating income by segment
IT Services	Rs.	16,363	Rs.	20,238	Rs.	27,927	Rs.	30,488	Rs.	38,810	$763
IT Products		432		575		639		869		1,218	24
Consumer Care and Lighting		671		799		1,067		1,842		2,294	45
Others		466		487		384		878		(326)	(6)
Reconciling items		(75)		(46)		(111)		(363)		(606)	(12)

Total	Rs.	17,857	Rs.	22,053	Rs.	29,906	Rs.	33,714	Rs.	41,390	$814

Consolidated Balance Sheet Data:
Cash and cash equivalents	Rs.	5,671	Rs.	8,858	Rs.	12,412	Rs.	39,270	Rs.	49,117	$966
Restricted cash		—		—		7,238		—		—	—
Short-term Investments		22,958		30,315		32,410		14,808		16,180	318
Working capital (1)		36,449		50,691		57,444		53,643		52,154	1,025
Total assets		72,075		102,827		146,084		224,502		291,087	5,722
Total debt (excluding capital lease obligation)		564		705		3,757		43,732		55,388	1,089
Total stockholders equity		56,729		78,764		101,468		129,354		150,182	2,952

Notes:

1.	Working capital equals current assets minus current liabilities.

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
     The following table sets forth, for the fiscal years indicated, information concerning the amount of Indian rupees for which one U.S. dollar could be exchanged based on the certified foreign exchange rates published by Federal Reserve Board of New York. The column titled “Average” in the table below is the average of the certified foreign exchange rates on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End	Average	High	Low
2009	Rs. 50.87	Rs. 46.32	Rs. 51.96	Rs. 39.73
2008	40.02	40.13	43.05	38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.21	46.26	43.05
2005	43.62	44.87	46.45	43.27
     On May 8, 2009, the certified foreign exchange rates published by Federal Reserve Board of New York was Rs. 49.13
     The following table sets forth the high and low exchange rates for the previous six months and are based on the certified foreign exchange rates published by Federal Reserve Board of New York on each business day during the period:

Month	High	Low
April 2009	50.48	49.55
March 2009	51.96	50.21
February 2009	50.88	48.37
January 2009	49.07	48.25
December 2008	50.05	46.74
November 2008	50.12	47.25
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
     A significant portion of our total operating expenses in our IT Services and IT Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, in our IT Services business excluding BPO Services, Indian IT Services and Infocrossing, may cause significant variations in operating results in any particular quarter. (Utilization is the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function excluding corporate activities)
     Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
     Our net income increased by 7% in the year ended March 31, 2009, as compared to the year ended March 31, 2008. We continue to face increasing competition, pricing pressures for our products and services and reduced demand for IT Services. We are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate this impact, we may not be able to sustain historical levels of profitability. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.
     Until fiscal 2009, we had experienced significant growth in all our businesses. In fiscal 2009, we experienced lower growth rates. However we expect our growth to continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
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
     Intense competition in the market for IT and ITES services could adversely affect our cost advantages, and, as a result, decrease our revenues.
     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT and ITES companies operating from China and the Philippines. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.
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
     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with the industry, in customer interaction service offering in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
     Changes in government policies affect our ability to hire, attract and retain personnel. For instance, the Finance Act, 2007 has imposed a fringe benefit tax (FBT) on companies in respect of specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees reducing our ability to use stock option grants to attract, hire and retain qualified personnel.
     Currency exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
     Our IT Services business is approximately 75% of our revenues. Our revenues from this business are derived in major currencies of the world while a significant portion of its costs are in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We derive 26% of our IT services revenue from Europe. Exchange rate fluctuations between Euro and Pound sterling against the U.S. dollars can effect our revenues and growth expressed in USD terms. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
     A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and will likely continue to fluctuate in the future. Volatility in exchange rate movement and/or rupee depreciation may negatively impact our operating results.
     Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
     We derive approximately 60% of our IT Services revenues from United States and 26% of our IT Services revenues from Europe.  The recent crisis in the financial and credit markets in the United States, Europe and Asia have contributed significantly to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. Over the past few months there has been a significant reduction in consumer spending in the United States.
     According to World Economic Outlook Update published by International Monetary Fund in April 2009, GDP of United States is projected to contract by 2.8% in calendar 2009 and during the same period GDP of Euro area is projected to contract by 4.2%. In an economic slowdown, our clients may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Forrester Global IT 2009 Market Outlook, predicts that U.S. IT purchases will slowdown from 4.05% growth in 2008 to 1.6% growth in 2009.
     Further, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For instance we derive about 26% of our revenues in IT Services from clients in financial services sector. The recent crisis in the mortgage-backed securities markets has impacted companies in the financial services sector, which could result in reduction or postponement of their IT spending and thus may adversely affect our business.

     Our IT Services revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
     We currently derive, and believe that we will continue to derive, a significant portion of our IT Services revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2007, March 31, 2008 and March 31, 2009, accounted for 3% of our IT Services revenue. For the same periods, our ten largest clients accounted for 25%, 21% and 20 % of our IT Services revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the sole outside service provider for our clients. Thus, any major client of one year may not provide the same level of revenue in a subsequent year.
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
     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to our clients in the United States could be impaired. In response to terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work onsite at client facilities or at our facilities in the United States on temporary or extended assignments typically must obtain visas.
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
     Legislation in certain countries, in which we operate, including the United States may restrict companies in those countries from outsourcing work to us.
     Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention there have been concerted efforts to enact new legislation to restrict offshore outsourcing or impose disincentives on companies which have been outsourcing. This may adversely impact our ability to do business in these jurisdictions and could adversely affect our revenues and operating profitability.
     The recent credit crisis in the United States has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or a government in Europe acquires equity positions in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may adversely affect our business, results of operations or financial condition.
     Moreover, equity holdings by governmental entities in our clients may increase the ability of the respective governments to influence the decisions of these financial institutions to outsource or obtain services from outside of United States which may in turn affect our business with these entities.
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
     Approximately 29% of our IT Services business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
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
     Disclosure about our vendor status with World Bank could adversely affect our business and results of operations
     On January 13, 2009, we filed on Form 6-K our press release clarifying our vendor status with the World Bank. The World Bank had determined Wipro to be ineligible to contest direct contracts from the World Bank for the period 2007 — 2011. Even though our revenue from the World Bank is insignificant and our inability to contract future business from the World Bank will not adversely affect our business and results of operations, the negative publicity resulting from this disclosure could cause existing and potential customers to alter their relationship with Wipro in a manner, which could adversely affect our business and results of operations.
     We are investing substantial cash assets in new facilities and physical infrastructures and our profitability could be reduced if our business does not grow proportionately.
     We have invested substantially on construction or expansion of new software development facilities and physical infrastructure during fiscal 2009 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal 2009 was Rs. 16,592 million ($ 326 million). Additionally, as of March 31, 2009, we had contractual commitments of approximately Rs. 5,371 million ($ 106 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
     Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
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
     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in January 2009, we acquired 100% of equity of the Citi Technology Services Limited, an India based company engaged in providing Technology Infrastructure Services (TIS), application development and maintenance services for cards, capital markets and corporate banking. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans.
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
     Customers may subject us to litigation to seek damages for deficient services or for violating intellectual property rights
     Our customers may subject us to litigation and seek damages for the loss caused by alleged deficient services. Customers may also subject us to litigation and seek damages for violating or misusing intellectual property rights. Our inability to provide services at the contractually agreed service levels or inability to prevent violation or misuse of intellectual property of the customer could cause significant damage to our reputation and adversely affect our results of operations.

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
     In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2009, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.
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
     If we are unable to collect our receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.
     Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as the continued credit crisis and related turmoil in the global financial system, could also result in financial difficulties, including limited access to the credit markets, insolvency or bankruptcy, for our clients, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.
     If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.
     We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price pricing, and contracts with features of both of these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. We could face greater risk when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers. Furthermore, on outsourcing work we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourcing work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

     Our profitability could suffer if we are not able to maintain favorable utilization rates.
     The cost of providing our services, including the utilization rate of our professionals, affects our profitability. If we are not able to maintain an appropriate utilization rate for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:
•	our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees,

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces,

•	our ability to manage attrition; and

•	our need to devote time and resources to training, professional development and other non-chargeable activities.
     We are exposed to fluctuations in the market values of our investment portfolio.
     Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. Continued deterioration of the credit and capital markets could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income.
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
     We would realize lower tax benefits if the special tax holiday scheme for units set up in special economic zones is substantially modified.
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
     In the recent years, the Government of India has introduced tax on various services provided within India including the maintenance and repair of software. The Government of India has in the Finance Act, 2008, included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business.  Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there is no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.
     We are subject to a 15% Branch Profit Tax, or BPT, in the United States to the extent that the after-tax net profits of our United States branch during a fiscal year exceeds the increase in the United States branch net assets, the net profits and net assets being calculated in accordance with the Internal Revenue Code. Based on the net profits of our United States branch for fiscal 2009 and the net assets held as of March 31, 2009 and March 31, 2008, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and affecting our profits negatively.
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
     Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of June 30, 2007 in Glasgow, the attacks in November 2008 in Mumbai and other acts of violence or war, such as the continuing conflict in Iraq and Afghanistan, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.

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
     Political considerations in the Indian Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India in general, which could in return impact our financial results and prospects.
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
     Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2009, 94% of our operating income was generated from our IT Services. For the same period, IT Products represented 3% of our operating income and Consumer Care and Lighting and Others represented 3% of our operating income.
     We incurred capital expenditure of Rs. 11,392 million, Rs. 14,674 million and Rs. 16,592 million during the fiscal years ended March 31, 2007, 2008 and 2009, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segment. As of March 31, 2009, we had contractual commitments of Rs. 5,371 million ($106 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2009.
Industry Overview
IT Services
     According to the NASSCOM Strategic Review Report 2009, IDC estimates total spending of $ 557 billion on IT services in 2008, a increase of 5.5% over last year. Within the IT services market, outsourcing was the fastest growing segment in 2008, estimated to have grown by 21%.
     IDC forecasts worldwide IT services spending of approximately $672 billion by 2012, reflecting a compound annual growth rate, or CAGR, of 4.8%. However, Forrester Global IT 2009 Market Outlook, predicts that U.S. IT purchases will slowdown from 4.05% growth in 2008 to 1.6% growth in 2009.
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
     According to NASSCOM Strategic Review Report 2009, IDC forecasts a cumulative annual growth rate (CAGR) of over 6.21% in worldwide IT services and IT enabled services (IT-ITeS) spending and a CAGR of over 18.79% in offshore IT spending, for the period 2007-12. The combined market for Indian IT-ITeS exports in fiscal 2009 was nearly $ 60 billion. Key factors supporting this projection are the growing impact of technology led innovation, the increasing demand for global sourcing and gradually evolving socio-political attitudes.
     Following are key factors contributing to the growth of India-based IT services:
•	India based sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs and productivity gains that can be derived from having a very competent employee base. According to NASSCOM’s Strategic Review Report 2009, the cost advantage achievable from outsourcing to India is unlikely to go away due to an absolute cost advantage vis-à-vis other key markets and the prospect of further reductions in infrastructure and overhead costs.

•	India-based IT companies have proven their ability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to NASSCOM’s Strategic Review Report 2009, India based centers (both Indian firms as well as MNC owned captives) have earned more quality certifications than any other country, over 498 India based centers (both Indian firms as well as MNC owned captives) had acquired quality certifications with 85 companies certified SEI CMM Level 5.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2009, the Indian IT industry employed nearly 2,230,000 software professionals as of 2008-09, making it one of the largest employers in the IT services industry. According to the same report, India has the largest pool of suitable off-shore talent – accounting for over 28% of the suitable pool available across all offshore destinations.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

•	The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to allow private participation, with the cost of international connectivity declining rapidly and service level quality improving significantly. This cost advantage is likely to continue due to lower penetration levels and a growing consumer base.
     India is also a leading destination for IT enabled services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub. According to NASSCOM Strategic Review Report 2009, the worldwide BPO market is expected to touch $ 181 billion by 2012, representing a compounded annual growth rate, or CAGR, of 11.9%.
     According to IDC’s report — India domestic IT/ITeS market top 10 predictions for 2009, the India domestic IT/ITeS market growth rate will come down from an average of 24.3% recorded during 2003-08 to 16.4% over the next five years.
     In India, the IT services market is estimated to account for 34% of the domestic IT industry. The growth in the IT services market is estimated to be around 14% in US$ terms. The key verticals driving the growth of the IT services market are Retail, BFSI, Telecom and Manufacturing.
IT Products
     According to NASSCOM Strategic Review Report 2009, IDC forecasts that worldwide hardware spending will increase from $570 billion in 2007 to $683 billion in 2012, representing a compounded annual growth rate, or CAGR, of 3.68%
     According to NASSCOM Strategic Review Report 2009, the hardware market in India is estimated to account for 49% of the domestic IT industry, growing at about 3% in 2009. Personal computers (including desktops and notebooks) continue to be purchased at higher rates than other products in the hardware market. As prices come down, notebooks are increasingly being adopted as the computing device of choice. For the desktop segment, consumers are showing an increasing trend of moving away from locally assembled items towards branded products with relatively higher end configurations.
Consumer Care and Lighting
     The consumer care market includes personal care products, soaps, toiletries, infant care products, modular switch lights and modular office furniture. Our Santoor brand is the third biggest soap brand in India. The market for soaps in India is dominated by established players like Hindustan Unilever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regions in India. In addition, we have a strong presence in the market for personal care products in south-east Asia.
     AC Nielsen estimates that India is amongst the fastest growing geographies for FMCG, with a 2008 growth rate of 15.8% for the non-food segment, largely led by price increases. This market is estimated to grow at a CAGR of 10.0% — 12% for the period 2009-2012. The household and personal care FMCG market in the other Asian countries in which we operate including Malaysia, Vietnam and Indonesia, are expected to grow at a CAGR of 6% for the period 2009-2013.

     The Indian domestic market for institutional lighting and office modular furniture is estimated at U.S. $ 675 million and is expected to grow at the rate of 10% for the period 2009-2010. Key sectors contributing to the growth are expected to be modern work spaces, IT-ITeS, Retail, Healthcare and Government Infrastructure spending.
     We expect to increase our market share organically in our identified geographies. In addition we continue to look at acquiring established brands which complement our brand presence and distribution strengths.
Business Overview
     We are a leading global IT services company. We also provide outsourced research and development, infrastructure outsourcing and business consulting services. We have been acknowledged among leading offshore providers of technology services by Gartner Inc, Forrester Research Inc and other leading research and advisory firms. In April 2009, Forrester ranked Wipro as the leader in Global IT Infrastructure Outsourcing services based on an evaluation of various criteria including client references.
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
Our overall business strategy
Aggressively build awareness of the Wipro brand name
     We continue to aggressively build awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. And to achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups.
Pursue selective acquisition of IT companies
     An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have made several acquisitions, including the acquisition of Infocrossing Inc and its subsidiaries (“Infocrossing”) and Unza Holding Limited (“Unza”). In January 2009, we acquired Citi Technology Services Limited, an India based provider of information technology services and solutions to CITI Group worldwide. We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provides greater scale to grow our earnings and increase stockholder value. In pursuing acquisitions, we also focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins.
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

Innovate new service models
     We have developed a new service model — PACE to facilitate performance optimization and improve efficiency of IT assets. We offer new service delivery models that minimize risks and improves efficiency of processes and productivity of IT infrastructure. We deliver these benefits through – process / application optimization and infrastructure consolidation.
Segment overview
IT Services
     Our IT Services segment provide a range of IT and IT enabled services which includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design.
     Our IT Services segment accounted for 79%, 74% and 75% of our total revenues for the years ended March 31, 2007, 2008 and 2009, respectively. Our IT Services segment accounted for 94%, 90% and 94% of our total operating income for the years ended March 31, 2007, 2008 and 2009, respectively.
Our strategy
Significantly expand our IT Services business
     We expect to continue to grow our IT Services business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following means:
•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing and network storage;

•	Increase our share of the total IT spending by our large customers through focused account management and more effective selling of all service lines to our existing customers;

•	Develop industry specific point solutions and use them as entry strategies by demonstrating industry knowledge and understanding of customer businesses and the benefits of outsourcing;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe;

•	Leverage our experience in providing IT infrastructure management services in the Indian market and data center capabilities of Infocrossing Inc. to expand our technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

•	Expand our market presence by providing enterprise application integration and system integration services;

•	Expand our service line by investing in eBusiness solutions around information security, business intelligence and information system, service oriented architecture and web based applications; and

•	Expand our business consulting services and position consulting services as strategic differentiator over other competing entities.

Increase the number of clients and penetration with such clients of our IT Services business
     We intend to increase the number of our clients through a dedicated sales team focused on new client acquisition and increasing our presence in Europe and Asia. Our goal is to make new client accounts generate at least $ 1 million in annual revenues within twelve months of opening each account. Through our MEGA and GAMA account initiative our dedicated key account management team focuses on growing identified customers to over $ 100 million and $ 50 million of annualized revenues, respectively. The number of customers from whom we derived annualized revenues in excess of $ 50 million increased to 17 as of March 31, 2009.
Service offering
     Our IT Services business segment is a leader in providing IT services to companies across the globe. We provide our clients customized IT solutions to improve their business competitiveness. We offer these services globally through a team of over 61,190 professionals excluding associates in BPO Services, Indian IT Services and Infocrossing. This business segment accounted for 75% of our revenue and 94% of our operating income for the year ended March 31, 2009. Our service offerings include
     Enterprise Solutions Offerings
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
     Our enterprise solutions division accounted for 65%, 67% and 71% of our IT services revenues for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.
     Our services include:
     Customised applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.
•	Development. We offer well-defined and mature application development processes over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, we were engaged by a gaming company to develop one of the world’s first physics processing solutions targeted at PC-based games market. We were involved in physics ASIC designing, deployment and functional validation of the hardware, prototype. We facilitate manufacture, test and delivery in compliance with global certification standards. This enabled our client to focus on developing user market while we focused on delivering the solution in accordance with the overall business strategy.

•	Re-engineering and maintenance. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we were engaged by a utility company in U.K. for streamlining and reducing manual components in the business process of providing gas connections to customers. We reviewed the entire process of planning, scheduling and the final execution of the requests of customers. Through our BPA/I expertise and our standard methodologies (six sigma / lean analysis, process modeling simulation), we were able to achieve significant reduction in delivery costs, reduce handoffs and provide visibility on bottlenecks and resource utilization.

To meet the needs of a changing business environment with limited internal resource utilization, we maintain legacy software applications that require frequent upgrades. Our maintenance services also support a distributed delivery environment wherein work responsibilities can be effectively divided between the various organizations depending on the criticality of the requests.
     Enterprise business integration (EBI) services. We implement EBI solutions for the world’s leading fortune 500 companies across various domains addressing complex integration needs spanning geographies. Our service offerings in EBI help to maximize benefits from investments in existing systems, enable business change through flexible underlying information technology systems, provide global enterprise visibility of information and business processes, extend supply chain visibility and reduce systems/IT total cost of ownership.
     For example, a leading cleaning and hygiene products and solutions company had expanded its operations across the world through acquisitions and organic growth. Diverse business applications, duplicative IT infrastructure and dissimilar processes across geographies presented significant challenge resulting in lack of consistency, higher costs and stifled collaboration. We rationalized the IT applications and infrastructure with more efficient applications that were aligned to business needs. This resulted in significant reduction in overall IT expenditures, improved productivity of the business teams which relied on these applications and reduced maintenance costs.

     Business technology services. We perform application management services through innovative factory model and unified security solutions for the complete lifecycle of audit, legal compliance, security management services and managed services for technology domain, business intelligence portals and content management. For example, we are engaged by a leading energy and utility company to configure, integrate and monitor business critical database servers with an existing SIM solution to comply with Sarbanes Oxley (SOX) requirements, enable auditing / logging functions monitor security events, and provide database security and operational reports.
     Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes.
     Package implementation. We use our expertise in package software to design, implement and maintain client specific solutions.
     Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. For example, for a large semiconductor manufacturer, we improved the global supply chain and related governance processes and rationalized information flow leading to significant reduction in lead times and improved customer loyalty.
     For a Hi–Tech manufacturer, we standardized the business process for global logistics. This has significantly reduced the carton handling cost and reduced the number of track and trace cases due to improved shipment visibility.
     Testing Services. We are one of the largest Offshore Testing Services providers in the world with annual revenues aggregating to approximately $ 490 million. We have 8,100 dedicated employees and over 250 customers across the globe, including engagements with many Fortune 500 companies. We have been operating our Independent Testing Services division since 1997. Our service portfolio in testing covers many user needs from product concept to deployment, and across the stages of the product/ application life cycle.
     Research and Development Services
     We have been in the Product Engineering space for more than 25 years now. We are one of the world’s largest third party research and development services provider. This group works with the Engineering and Research departments of many Fortune 500 companies to help them design and develop innovative, high quality, cost effective and safe products.
     We have the technical capability and domain knowledge to quickly turn around a product design from requirements to proof of concept or prototypes. The group has dedicated product development teams for Telecom (Equipment makers, device makers, service providers), Computing (Hardware, software, storage vendors), Embedded (Consumer Electronics, Automotive Electronics, Medical Devices, Aerospace, Industrial Automation etc.) and Semiconductors.
     We have the unique strength amongst service providers to be able to provide not only supplement services for the high-tech clients and ISVs but can help them reduce the total cost of ownership of their products and get them faster to the end-consumers. Our research and development services division accounted for 35%, 33% and 29% of our IT services revenue for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. Our services include:
     Engineering Design Services. Our experience in complex project management coupled with technological expertise enables us to provide engineering design solutions that help in reducing time to market and cost while complying with quality standards. For example, for a leading software product vendor, we reduced development lead time from 12 months to 4 months resulting in faster release of new products. We undertook complete ownership of security and systems utilities product suite and lowered development lead time.
     Hardware design and development. We design and develop various types of integrated electronic circuits, or ICs, including application specific integrated circuits, or ASICs and field programmable gate arrays, or FPGAs. We offer our services over a broad spectrum of technology areas, and are able to provide our clients complete subsystems or entire products.
     Product Strategy & Architecture (PSA). Our PSA practice has wide experience in researching, analyzing, and documenting the business value of technology solutions and helps technology vendors and enterprises develop innovative and effective product and IT strategies that have had proven value in achieving business success. Integrating market-specific knowledge and experience in emerging technologies and standards, the PSA practice provides a unique combination that can meet the complex demands of the industry.

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
     Semiconductor IP. We offer an industry leading portfolio of semiconductor Intellectual Property (IP) cores for complex wireless and wireline applications including Wireless LAN, Bluetooth, Ultra wideband, Wireless USB and Firewire. Our portfolio of IP cores also contains software, silicon proven Wireless LAN, multiband radio module and analog / mixed-signal / digital blocks such as AFEs, synthesizers, PLLs and LVDS driver / receiver.
     Technology Infrastructure Support Services
     Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. Our offerings are powered by over 7,300 technical specialists and one of the world’s first BS 15000 and ISO 20000 certified infrastructures for operations support. This is service line which serves customer across Enterprise Solution Offerings and Research and Development Services.
     For example, we were engaged by a utility company in the U.K. to overhaul its legacy applications without impacting its day-to-day operations. We created resilient and scalable network structures, created single interface for all network services and defined a clear technology roadmap for wide area acceleration, IP etc. This network transformation was carried out without any impact on the service levels to end users and led to a significant reduction in operational expenses.
     We formed the Technology Infrastructure Support Services division at the end of 1998, and it accounted for 14%, 17% and 20% of our IT Services revenues for the year ended March 31, 2007, 2008 and 2009, respectively.
     Business Process Outsourcing (BPO) Services
     Wipro BPO is one of India’s leading offshore BPO providers. Wipro BPO enables clients to improve the quality of their processes, reduce costs and realize benefits of scale. Wipro BPO is uniquely positioned to service customer requirements by leveraging its quality and innovation, talented employees, self sustaining process framework and domain knowledge. We offer customized service offerings; that translate into flexible and cost effective services of the highest quality for our customers. For a leading online mortgage lender, we transitioned the loan approval process and re-engineered the process applying six sigma methodologies to reduce cycle time for processing and ensure the highest level of accuracy. We segregated the entire processing into three phases to ensure smoother workflow, improved efficiency and minimal processing lead time.
     Our service offerings include:
•	customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	finance and accounting services, such as accounts payable and accounts receivable processing;

•	process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management; and

•	knowledge process outsourcing services which involve high-end knowledge work on intellectual property, equity and finance, analytics, market research and data management.
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
     In BPO Services, we primarily compete against the in-house business process outsourcing units of international companies, other Indian IT service providers, global competitors and competitors from other offshore locations like the Philippines and Ireland. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers. We had over 22,800 employees in our BPO Services as of March 31, 2009.

     Our BPO services business accounted for 8% of our IT Services revenues for the years ended March 31, 2007, 2008 and 2009, respectively. This is a service line which serves customer across Enterprise Solution Offerings and Research and Development services.
Our Global Delivery Model
     In our IT service offerings, we assume primary project management responsibility for all stages of implementation of a project. Typically, a project team consists of a small number of IT professionals based at the client’s location, who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client’s site and ensure its continued operation. A large proportion of the development work on a project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time, seamlessly and qualitatively across multiple locations.
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
     The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in Atlanta in USA, Monterry in Mexico, Cairo in Egypt, Curitiba in Brazil. Reading, in the U.K., Windsor and Ontario in Canada, Kiel in Germany, Tampere in Finland, Shanghai in China, Cebu in Philippines, Bucharest in Romania, Sydney in Australia and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.
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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue($)	2007	2008	2009
1-3 million	119	169	207
3-5 million	36	64	67
>5 million	100	129	153

Total >1 million	255	362	427

     The largest client of our IT Services segment accounted for 3% of the total revenues from such segment for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. For the same periods, the five largest clients of our IT Services segment accounted for 11% of total IT Services revenues.
Sales and Marketing
     Our headquarters are located in Bangalore, India. We sell and market our IT Services primarily through our direct sales force, across several, locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:
•	by the vertical market segment of our client’s business;

•	by the geographic region in which our client is located; and

•	by the specific practice specialization or skill set that our client requires.
     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Through our MEGA and GAMA account initiatives our dedicated key account management team focuses on growing identified customers to over U.S. $ 100 million and U.S. $ 50 million of annualized revenues, respectively. Our IT Services also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team in IT Services excluding Indian IT Services and Infocrossing has increased from 425 to 498 personnel from March 31, 2008 to March 31, 2009. We intend to expand our global marketing efforts through increased presence in targeted geographical regions. In addition, we have a global programs team which is focussed on identifying and winning large outsourcing engagements across verticals.
Competition
     The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture, IBM Global Services and India based IT services companies such as Cognizant, Infosys and Tata Consultancy Services.
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
IT Products
     Our IT Products segment provides a range of IT products encompassing computing, storage, networking, security, and software products. Under this segment, we sell IT products manufactured by us and third-party IT products. Our IT Products segment accounted for 11%, 13%, 13% of our total revenues for the year ended March 31, 2007, 2008 and 2009, respectively. Our IT Products segment accounted for 2%, 3% and 3% of our operating income for the year ended March 31, 2007, 2008 and 2009, respectively.
Our Strategy
     We plan to grow in the IT Products market by focusing on:
•	Positioning — build enhanced solution capabilities to position ourselves as a Valued Added System Integrator;

•	Geo expansion — we are expanding our market address into newer geographies;

•	Product-line expansion
o	new form factors and functionalities to address a broader spectrum of users branded under “e.GO”

o	high-end Itanium servers and modular storage

•	New Alliances – partner with emerging technology providers to improve market address and develop new streams of revenue.
Products
     Our range of IT Product comprises the following:
     Wipro Manufactured Products. Our manufactured range of products comprises of desktops, notebooks, NetPower servers and super computers. To cater to a wider range of customer, under the personal computing category, we have launched a new series branded as “e.GO”. We now offer form, factors and functionalities that cater to the entire spectrum of users – individuals to high-end corporate users.
     Enterprise Platform. Our products under this category comprise design and deployment services for RISC servers, Application servers, Databases, Unix OS, Server computing resource management software
     Networking Solutions. Our products under this category comprise design, deployment and audit of enterprise wide area network (WAN), wireless LAN, unified communication systems
     Software Products. Our products in this category comprise enterprise application, datawarehousing and business intelligence softwares from world’s leading software product companies.
     Data Storage. Our products under this category comprise network storage, secondary and near line storage, backup and storage fabrics
     Contact Centre Infrastructure. Our offerings include Switch Integration, Voice Response Solutions, Computer Telephony Interface (CTI), Customized Agent Desktop Application, Predictive Dialer, Customer Relationship Management, Multiple Host Integration, Voice Logger interface
     Enterprise Information Security. Security products include single signon, firewalls
     Emerging Technologies. Technology optimization in web and WAN acceleration, virtual computing in data centre, IP video solutions
Our Clients
     The clients for our IT Products segment range from single users to large enterprises. We provide our offerings to enterprises in the Government, defence, IT and IT- enabled services, telecommunications, manufacturing, and banking sectors. We have a diverse range of clients, none of whom account for more than 10% of our IT Products business segment revenues.
Sales and Marketing
     We sell and market our manufactured products through our direct sales force, national distributor network and resellers. The direct and indirect teams are distributed geographically. We resell the enterprise products through our direct sales force.
     Our direct sales teams are organized in three ways:
•	by customer segment – Mega, Enterprise and Mid-market;

•	by geography — region in which our client is located; and

•	by specific practice — specialization or skill set that our client requires.
     We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Global Products gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.
Competition
     The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, CMC and Redington. The international competitors are IBM, Esys, Ingram, Dell, HP, Lenovo, Acer, Sony, and Toshiba.

     We are witnessing higher pricing pressures due to:
•	commoditization of manufactured products business; and

•	higher focus on Indian markets by all leading IT companies
     We are favorably positioned due to our quality leadership, our ability to create client loyalty and our expertise in targeted select markets.
Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products including modular switches and modular furniture for the Indian market. Our Santoor brand is the third largest brand in India in the soap category. With the acquisition of Unza group, we are increasing our presence in personal care products sector in South-East Asia. Our Consumer Care and Lighting segment accounted for 5%, 7% and 8% of our total revenue for the years ended March 31, 2007, 2008 and 2009, respectively. Our Consumer Care and Lighting segment accounted for 3%, 5% and 5% of our operating income for the year ended March 31, 2007, 2008 and 2009, respectively.
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
     Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include Santoor, Chandrika, Wipro Active, Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil, diapers and feeding bottles and the Wipro Sanjeevani line of wellness products.
     Lighting. Our product line includes modular switches, incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, retail stores, software development centers and other industries.
     Office Modular Furniture. Our product line modular furniture for office use like workstations, storage and chairs. We operate both in commercial and retail markets. We sell our products to software development centre, banks and financial institutions, insurance companies and manufacturing companies who are in the process of setting up new facilities or expanding their current workspaces.
Sales and Marketing
     We market and sell our personal care products through a host of distribution channels which include modern retail outlets, hypermarts, supermarts, traditional retailers, van operators and wholesalers. We sell and market our consumer care products primarily through our distribution network in India, which has access to 3,500 distributors and 2.1 million retail outlets throughout the country. We sell significant portion of our lighting products to major industrial and commercial customers through our direct sales force, from 31 sales offices located throughout India.
     In our other geographies, led by Malaysia, Vietnam, Indonesia and Greater China, we have direct access to over 60,000 retail outlets, with a significant presence in the fast growing modern trade.
     In India, we leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with the aid of advertising campaigns and promotional efforts targeted to specific regions of India. We intend to introduce acquired personal care product brands to establish our presence in the markets for personal care products in India.
Competition
     We face competition primarily from multinational companies like Unilever, Proctor and Gamble, Johnson & Johnson, Loreal in the personal care products market. Our competitors in the consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Unilever for soaps, toiletries and

Philips for lighting. Certain competitors have recently focused on sales strategies designed to increase sales volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.
Raw Materials and Manufacturing
     The primary raw materials for our soap and personal care products are agricultural commodities, such as vegetable oils. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of vegetable oils and other agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors.
     Our lighting products are manufactured from glass and industrialized parts. We purchase these parts from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts.
     Our furniture products are manufactured from Wood in form of particle or medium density fiber boards, steel, aluminum, fabric, plastics and glass. We purchase these items from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts.
     We have 13 manufacturing locations with 8 factories in India, 2 in Malaysia and 1 each in Vietnam, Indonesia and China, and deal with over 60 third party manufacturers to source our extensive product range.
Others
     Our Others segment includes our infrastructure engineering business. We are the world’s second largest third-party manufacturer of hydraulic cylinders. The Others segment is centered on our mobile construction equipment business and our material handling business. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. We have a global footprint in terms of manufacturing facilities in Europe and India and sell to customers across the globe. Our main competitors include, UT Limited (India), Dongyong, Sundaram Hydraulics and Dantal and overseas suppliers such as the Kayaba, Precision Hydraulics Company, Hyva (in tipping business).
     While the current financial year has seen a decline in global sales volumes, we believe that the fundamentals of infrastructure engineering business remain intact. Our strategy is to gain share globally through:
•	strengthening relationship with global original equipment manufacturers (OEMs) who are likely to seek stable suppliers like Wipro in the current economic environment; and

•	diversification into newer segments organically and/or inorganically.
     We are also in the water solutions business, which addresses the entire spectrum of treatment solutions, systems and plants for water and waste water for industries.
     We also provide consulting on comprehensive renewable energy and efficiency solutions.
     Our Others, including reconciling items segment accounted for 5%, 6% and 4% of our total revenues for the year ended March 31 2007, 2008 and 2009, respectively. Our Others, including reconciling items segment accounted for 1%, 2% and (2)% of our operating income for the year ended March 31 2007, 2008 and 2009, respectively.
Raw Materials and Manufacturing
     The primary raw material for our hydraulic cylinder products are steel tubes, rods, casting and cylinder bottom. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of most raw material vary due to various economic factors.
      We have 8 manufacturing facilities across Asia and Europe with 3 facilities in India, 4 in Sweden and 1 in Finland. We also have sales office in china.
Investment in Affiliates
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
Our Competitive Strengths
     We believe that the following are our principal competitive strengths:
Comprehensive range of IT services
     We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.
World-class quality as measured by SEI-CMM and Six Sigma initiatives
     One of the crucial factors in our success has been our commitment to pursue the highest quality standards in all aspects of our business. We were assessed at SEI-CMM Level 5, the highest level of quality certification, in January 1999, making us the first IT services provider in the world to achieve this standard. SEI-CMM is widely accepted in the software industry as a standard to measure the maturity and effectiveness of software processes. Our SEI-CMM Level 5 rating is supported by our Six Sigma initiative, which is an internationally recognized program focusing on defect reduction and cycle time reduction. Our Six Sigma program was launched in 1998. Six Sigma represents a quality standard of less than 3.4 defects per million opportunities in which a defect may arise. In our continuous quest to do more with less, we pioneered the application of LEAN thinking in software services and support transactions. We believe that LEAN is a proven manufacturing philosophy that has been sustained over several decades. The focus is on streamlining activities solely from the customer’s viewpoint, eliminating waste, and a collaborative way of working and have found that this enhances productivity. We believe that our approach of continuous enrichment through effective experimentation has proven fruitful.
Service offerings in emerging growth areas
     We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offerings in this area and familiarized customers with the concept of remote network management. Today this comprises 20% of our revenues from IT Services. We have recently been ranked by Forrester as the leader in providing IT infrastructure outsourcing services. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.

Broad range of research and development services
     Due to our strengths in research and development services we are well positioned to benefit from the recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2009, Indian Research and Development and Engineering services comprising embedded systems/solution as well as other product engineering development services is estimated to reach U.S. $ 4.9 billion in revenues in 2009. The recurring nature of revenues from research and development services helps in mitigating the cyclic nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles.
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
Established track record with premier international customer base
     As of March 31, 2009, our IT Services segment had 863 active clients and 76% of our revenues from IT Services segment was derived from Fortune 1000 and Global 500 clients.
     We have approximately 153 customers from whom we derived annualized revenues in excess of $5 million in the fiscal year ended March 31, 2009. We believe that having an established base of high quality, high technology clients provides us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
Ability to access, attract and retain skilled IT professionals
     We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In February 2007, we were awarded Dale Carnegie Global Leadership Award in recognition of our emphasis on development of human resources, innovation and organizational creativity. As of March 31, 2009, in our IT Services business excluding BPO business, Indian IT Services and Infocrossing we had over 61,190 professionals. In our BPO business we had over 22,800 employees. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan and a productivity bonus plan since October 1999.

Robust systems and processes to support growth in business
     We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. We calibrate our recruitment strategies based on the demand outlook. This has resulted in industry leading resource utilization levels. Our employee base in our IT Services segment excluding BPO Services, Indian IT Services and Infocrossing, grew from approximately 9,900 employees as of March 31, 2001 to approximately 61,190 employees as of March 31, 2009. During the same period, our revenues from our IT Services segment have grown from Rs. 17,816 million to Rs. 191,193 million.
Broad distribution network and strong sales force in India
     We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 190 channel partners throughout India, and focuses on medium and small enterprises. For our Consumer Care and Lighting products segment, we have access to more than 2.1 million retail outlets in India. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.
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
Markets and Sales Revenue
     Our revenues for the last three fiscal years by geographic areas are as follows:
(In millions)

	Year ended March 31,
	2007		2008		2009
India	Rs.	30,650	Rs.	46,891	Rs.	52,908
United States		72,846		87,552		116,281
Europe		36,972		48,259		57,109
Rest of the world		8,963		14,726		28,266

	Rs.	149,431	Rs.	197,428	Rs.	254,564

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
     As of March 31, 2009, we hold more than 1100 registered trademarks including registered community trademarks in India, Japan, U.S., Malaysia and the British Virgin Islands. We also have 18 registered copy rights and 11 registered Designs. We have about 12 applications and 5 applications pending for registration of Designs and Copyrights respectively.
     We have 115 registrations completed with respect to WIPRO and Flower logo trade marks in 80 territories across the world (including Madrid protocol countries) and more than 200 trademark applications pending registration. These overseas registrations also include our applications in the EU (via the Community Trade Mark). We have also more than 200 trademark applications pending in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka, etc.  We have been granted 80 registered patents (including patents granted to our subsidiaries) and have about 15 pending patent applications. We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.
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
Organizational Structure
     Our subsidiaries as of March 31, 2009 are provided in the table below.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
		Infocrossing. LLC,	U.S.

cMango Pte Limited			Singapore

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments		India
Private Limited

Wipro Travel Services Limited			India

Wipro Consumer Care Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited BVPENTE	U.K. Austria

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Beteiligungsverwaltung
GmbH(A)
		3D Networks FZ-LLC	Dubai
		3D Networks (UK) Limited	U.K.

Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD Inc		Philippines
	Wipro Holdings Hungary		Hungary
Korlátolt Felelõsségû
Társaság
	Wipro Technologies Argentina		Argentina
SA
	Wipro Information Technology		Egypt
Egypt SAE
	Wipro Arabia Limited		Dubai
	Wipro Poland Sp Zoo		Poland
	Wipro Information Technology		Netherland
Netherlands BV
(formerly RetailBox BV)

		Enabler Informatica SA(A)	Portugal
		Wipro Technologies Limited, Russia	Russia

	Wipro Technologies Oy		Finland
(formerly Saraware Oy)
	Wipro Infrastructure		Sweden
Engineering AB

		Wipro Infrastructure Engineering Oy	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore

		Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte	Singapore
Limited
		Wipro (Thailand) Co Limited	Thailand

Wipro Australia Pty Limited			Australia

Wipro Networks Pte Limited			Singapore
(formerly 3D Networks Pte Limited)

Planet PSG Pte Limited			Singapore
	Planet PSG SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Chandrika Limited			India

WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.

Wipro Technology Services Limited			India
All the above direct subsidiaries are 100% held by the Company except that we hold 66.67% of the equity securities of Wipro Arabia Limited and 90% of the equity securities of Wipro Chandrika Limited.
As of March 31, 2009, we also held 49% of the equity securities of Wipro GE Medical Systems Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Unza Holdings Limited, BVPENTE Beteiligungsverwaltung GmbH and Enabler Informatica SA are as follows :

Country of
Step Subsidiaries	Step Subsidiaries	Incorporation
Unza Company Pte Limited		Singapore
Unza Indochina Pte Limited		Singapore
	Unza Vietnam Co., Limited	Vietnam
Unza Cathay Limited		Hong Kong
Unza China Limited		Hong Kong

Country of
Step Subsidiaries	Step Subsidiaries		Incorporation
	Dongguan Unza Consumer Products Limited.		China
PT Unza Vitalis			Indonesia
Unza Thailand Limited			Thailand
Unza Overseas Limited			British virgin islands
Unza Africa Limited			Nigeria
Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Positive Equity Sdn Bhd			Malaysia
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza Malaysia Sdn Bhd		Malaysia
		UAA (M) Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
BVPENTE Beteiligungsverwaltung GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France
Enabler Informatica SA
	Enabler France SAS		France
	Enabler UK Limited		U.K.
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH		Germany

a)	All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.
Property, Plant and Equipment
     Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have approximately 1.3 million square feet of land adjoining our corporate offices for future expansion plans.
     In addition we have approximately 40 million square feet of land and approximately 9.6 million square feet of owned software development facilities in India and approximately 1 million square feet of leased software development premises in India. We have approximately 1,100,000 square feet of leased software development facilities in 11 countries outside India. We have approximately 313,000 square feet of leased data center facilities at various locations in United States of America.
     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom and China. In addition, we have eleven sales and marketing offices in the United States.
     We operate fifteen manufacturing sites, aggregating approximately 1.4 million square feet and approximately 4.2 million square feet of land.  We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Mumbai, Chennai and Pondicherry, India. We have leased on a long-term basis three facilities located in Waluj, Haridwar and Baddi, India. We own approximately 946,090 square feet of production and warehousing facilities in Indonesia, Vietnam and Malaysia. We also own approximately 344,000 square feet of production facilities in Sweden.

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
Material Plans to Construct, Expand and Improve Facilities
     As of March 31, 2009, we have capital commitments of Rs. 5,371 million ($106 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2009.
Legal Proceedings
     In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, we are not party to any pending legal proceedings whose resolution could have a material impact on our financial position. Please see the description of our tax proceedings, under the section titled “Income Taxes” under Item 5 of this Annual Report.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
(in millions, except share data and where otherwise stated)
***
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As discussed elsewhere in this report, in addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the firm’s future results and financial condition, please see the sections entitled “Risk Factors.”
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, all of the statements set forth above under the heading “Forward-Looking Statements May Prove Inaccurate.”
We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the section entitled “Risk Factors” and this section. We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.
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
     Our IT Products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and the Middle East region.
     We also have a notable presence in the markets for consumer products and lighting and infrastructure engineering.
     Until March 31, 2008, our reportable segments, were Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     In April 2008, we re-organized our IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, we identified IT Services and IT Products as the new operating and reportable segments within our IT business. There was no change in the reportable segments for our other businesses.
     Our revenue and net income for the years ended March 31, 2007, 2008 and 2009 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,
	2009		2008		2007		Year on Year change
	(in millions except earnings per share data)						2009-08		2008-07
Revenue	Rs.	254,564	Rs.	197,428	Rs.	149,431		29%		32%
Cost of revenue		(178,176)		(139,236)		(102,468)		28%		36%
Gross profit		76,388		58,192		46,963		31%		24%
Selling and marketing expenses		(17,762)		(13,807)		(9,173)		29%		51%
General and administrative expenses		(14,696)		(10,820)		(7,639)		36%		42%
Operating income		41,390		33,714		29,906		23%		13%
Net income		34,415		32,241		29,168	7	%(1)	11	%(1)

As a Percentage of Revenue:
Selling and marketing expenses		6.98%		6.99%		6.14%	1	bps	(85	) bps
General and administrative expenses		5.77%		5.48%		5.11%	(29	) bps	(37	) bps
Gross margins		30.01%		29.48%		31.43%	53	bps	(195) bps
Operating Margin		16.26%		17.08%		20.01%	(82	) bps	(293	) bps

Earnings per share
Basic		23.67		22.23		20.45
Diluted		23.63		22.16		20.20

(1)	Our adjusted non-GAAP net income for the year ended March 31, 2009, 2008, 2007 is Rs. 37,656, Rs. 32,322 and Rs. 29,168, respectively, a growth of 17% and 11% over the year ended March 31, 2008 and 2007, respectively. See discussion below.
     Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2007, 2008 and 2009:

	Year ended March 31,
	2009	2008	2007
	(In Percentage)
Revenue:
IT Services and Products
IT Services	75	74	79
IT Products	13	13	11
Total	88	87	90
Consumer Care and Lighting	8	7	5
Others	4	6	5
	100	100	100

Operating Income:
IT Services and Products
IT Services	94	90	94
IT Products	3	3	2
Total	97	93	96
Consumer Care and Lighting	5	5	3
Others	(2)	2	1
	100	100	100
     The following table provides our adjusted non-GAAP net income, excluding the impact of translating specific foreign currency borrowings and the impact of periodic fair value measurement of related cross-currency interest rate swaps, used in combination, to mitigate exchange fluctuations arising from translation of investments in foreign operations,

(which did not qualify as hedging of net investments, under GAAP), and certain stock-related fringe benefit tax expenses paid in India. This non GAAP net income is a measure defined by the SEC as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measure should be carefully evaluated.
     A reconciliation of net income as reported and adjusted non-GAAP net income, excluding impact of currency translation on foreign currency loan, related cross-currency interest rate swaps and certain stock-related fringe benefit tax, is as follows:

			Year ended March 31,
	2009		2008		2007
Net income as per GAAP	Rs.	34,415	Rs.	32,241	Rs.	29,168
Adjustments:
Translation loss on a foreign currency loan and changes in fair value of cross-currency interest rate swap		3,044		—		—
Stock-related fringe benefit tax expense paid in India (1)		197		81		—

Adjusted Non-GAAP net income	Rs.	37,656	Rs.	32,322	Rs.	29,168

(1)	Relates to stock options granted prior to April 1, 2007, where application of GAAP results in a permanent mismatch between the fringe benefit tax expense recorded through the income statement and the related recovery of the fringe benefit tax from the employees by modifying the grants outstanding as of April 1, 2007, which is recorded through equity.
     The Company believes that the presentation of this non-GAAP adjusted net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company believes that foreign currency borrowing in combination with related cross-currency interest rate swap are in substance, economic hedges of net investment in foreign operations, though for GAAP reporting the impact of translation and fair value measurements are recorded in the income statement. In addition, certain stock-based fringe benefit tax expenses are fully reimbursed by our employees, but for GAAP reporting the reimbursement is recorded in stockholders’ equity. Therefore, we believe that making available an adjusted net income number that excludes the impact of these items from net income provides useful supplemental information to both management and investors about our financial and business trends.
     For our internal budgeting process, our management also uses financial statements that do not include the impact of periodic translation of such specific foreign currency borrowings and fair value re-measurement of related cross-currency interest rate swaps and certain stock-based fringe benefit tax expenses. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
     A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measures and by providing a reconciliation to the corresponding GAAP measure.
Analysis of years ended March 31, 2009 and 2008
▪	Our total revenues increased by 29%. This was driven primarily by a 31%, 36% and 32% increase in revenue from our IT Services, IT Products and Consumer Care and Lighting business segments respectively. This increased revenue was partially offset by a decline of 10% in revenue from our Others, including reconciling items segment.

▪	Our gross profit as percentage of our total revenue increased by 53 basis points (bps). This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment by 333 bps and increase in gross profit as a percentage of revenue from our IT Services segment by 29 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 77 bps and a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items, by 51 bps.

▪	Our selling and marketing expenses as a percentage of revenue has almost remained constant for the year ended March 31, 2009 and 2008, respectively. In absolute terms selling and marketing expenses have increased by 29%, primarily due to an increase in the IT Services segment.

▪	Our general and administrative expenses as a percentage of revenue has increased from 5.48% for the year ended March 31, 2008 to 5.77% for the year ended March 31, 2009. In absolute terms the general and administrative expenses have increased by 36%, primarily due to an increase in the IT Services segment.

▪	The increase of Rs. 872 in the amortization of intangible assets was primarily due to an increase in the amortization of intangibles of our IT Services segment by Rs. 620 and an increase in the amortization of intangibles of our Consumer Care and Lighting segment by Rs. 254. This increase is primarily attributable to the amortization of determinable life intangibles of Infocrossing and Unza which were acquired in fiscal 2008.

▪	As a result of the foregoing factors, our operating income increased by 23% from Rs. 33,714 for the year ended March 31, 2008 to Rs. 41,390 for the year ended March 31, 2009.

▪	Our Other income, net, decreased from Rs. 2,167 for the year ended March 31, 2008 to Rs. (1,816) for the year ended March 31, 2009. This decrease is primarily on account of an increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency and change in the fair value of cross-currency interest rate swaps of Rs. 3,973. Excluding this impact, other income decreased from Rs. 2,167 for the year ended March 31, 2008 to Rs. 2,157 for the year ended March 31, 2009.

▪	Our income taxes increased by Rs. 1,549, from Rs. 3,873 for the year ended March 31, 2008 to Rs. 5,422 for the year ended March 31, 2009. Our effective tax rate increased from 10.7% for the year ended March 31, 2008 to 13.6% for the year ended March 31, 2009. This increase is primarily due to expiry of tax holiday period in respect of certain units and increase in the proportion of income subject to taxation in foreign jurisdictions. The translation loss on foreign currency loan and change in fair value of cross-currency interest rate swap is not deductable for tax purposes. Adjusted for the impact of translation loss on a foreign currency loan and changes in fair value of cross-currency interest rate swap and tax write-backs, our effective tax rate was 13.5% for the year ended March 31, 2009 as compared to 12.2% for the year ended March 31, 2008.

▪	Our equity in earnings of affiliates for the year ended March 31, 2008 and 2009 was Rs. 257 and Rs. 362 respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

▪	As a result of the foregoing factors, our net income increased by Rs. 2,174 or 7%, from Rs. 32,241 for the year ended March 31, 2008 to Rs. 34,415 for the year ended March 31, 2009.
Analysis of years ended March 31, 2008 and 2007
▪	Our total revenues increased by 32%. This increase was driven primarily by an increase of 24%, 45% and 93% in revenues from our IT Services, IT Products and Consumer Care and Lighting business segments respectively.

▪	Our gross profit as a percentage of our total revenue declined by 195 bps. This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services segment by 226 bps. This was partially offset by an increase in gross profit as a percentage of revenue from our IT Products segment by 82 bps and an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 548 bps.

▪	Our selling and marketing expenses as a percentage of revenue has increased from 6.14% for the year ended March 31, 2007 to 6.99% for the year ended March 31, 2008. In absolute terms selling and marketing expense have increased by 51%, primarily due to increase in the IT Services and Consumer Care and Lighting segments.

▪	Our general and administrative expenses as a percentage of revenue has increased from 5.11% for the year ended March 31, 2007 to 5.48% for the year ended March 31, 2008.In absolute terms general and administrative expenses have increased by 42%, primarily due to increase in the IT Services and Consumer Care and Lighting segments.

▪	As a result of the foregoing factors, our operating income increased by 13% from Rs. 29,906 for the year ended March 31, 2007 to Rs. 33,714 for the year ended March 31, 2008.

▪	Our other income, net, decreased from Rs. 2,628 for the year ended March 31, 2007 to Rs. 2,167 for the year ended March 31, 2008. The decrease is primarily on account of an increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency of Rs. 457. Further, interest expense increased by Rs. 803 on account of the increase in average outstanding debt during the year ended March 31, 2008. This was partially offset by an increase in income from investments in liquid and short-term instruments by Rs. 222.

▪	Our income taxes increased by Rs. 150 from Rs. 3,723 for the year ended March 31, 2007 to Rs. 3,873 for the year ended March 31, 2008. Our effective tax rate decreased from 11.3% for the year ended March 31, 2007 to 10.7% for the year ended March 31, 2008. Adjusted for tax write-backs our effective tax rate declined from 13.5% for the year ended March 31, 2007 to 12.2% for the year ended March 31, 2008. This decline was primarily due to decrease in proportion of income subject to taxation in foreign jurisdictions.

▪	Our equity in earnings of affiliates for the year ended March 31, 2007 and 2008 was Rs. 318 and Rs. 257, respectively. Equity in earnings of affiliates of Rs. 318 for the year ended March 31, 2007 comprises equity in earnings of Wipro GE of Rs. 302, net gain on sale of a portion of the interest in WeP Peripherals of Rs. 40 and equity in loss of WM Net Serv of Rs. 24. Equity in earnings of affiliates of Rs. 257 for the year ended March 31, 2008 comprises equity in earnings of Wipro GE.

▪	As a result of the foregoing factors, our net income increased by Rs. 3,072 or 11% from Rs. 29,169 for the year ended March 31, 2007 to Rs. 32,241 for the year ended March 31, 2008.
Segment Analysis
IT Services
     We provide IT services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing services, or BPO, services. Our services offerings within the business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes.
     Our IT Services segment accounted for 79%, 74% and 75% of our total revenue for the years ended March 31, 2007, 2008 and 2009, respectively. Our IT Services segment accounted for 94%, 90% and 94% of our total operating income for the years ended March 31, 2007, 2008 and 2009, respectively.

	Year ended March 31,						Year on Year change
	2009		2008		2007		2009-08		2008-07
			(in millions)
Revenue	Rs.	191,193	Rs.	146,260	Rs.	117,640		31%		24%
Gross profit		63,104		47,853		41,152		32%		16%
Selling and marketing expenses		(11,270)		(9,013)		(6,587)		25%		37%
General and administrative expenses		(12,234)		(8,312)		(6,487)		47%		28%
Amortization of intangibles		(1,061)		(441)		(244)		141%		81%
Others, net		271		401		93	no		no
Operating income		38,810		30,488		27,927		27%		9%

As a Percentage of Revenue:
Selling and marketing expenses		5.89%		6.16%		5.60%	27	bps	(56	) bps
General and administrative expenses		6.40%		5.68%		5.51%	(72	) bps	(17	) bps
Gross margin		33.01%		32.72%		34.98%	29	bps	(226	) bps
Operating margin		20.30%		20.85%		23.74%	(55	) bps	(289	) bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 117,819, Rs. 146,170 and Rs. 192,635 for the years ended March 31, 2007, 2008 and 2009, respectively.
Analysis of years ended March 31, 2009 and 2008
•	Our revenue from IT Services segment grew by 31%. In USD terms our revenue grew by 19% from $3,647 to $4,323. Our average USD/INR realization increased from Rs. 40.1 for the year ended March 31, 2008 to Rs 44.2 for the year ended March 31, 2009.

This growth of 19% was primarily due to a 30% increase in revenue from retail and transportation services, a 27% increase in revenues from financial services, a 26% increase in revenues from manufacturing and healthcare services, a 9% increase in revenue from energy and utility services and a 6% increase in revenue from technology, media and telecom services. Our price realization increased by 3.8% and 3.2% on a year on year basis for our offshore and onsite services respectively. In our IT Services segment, we added 110 new clients during the year ended March 31, 2009. The total number of clients that individually accounted for over US $1 million run rate in revenue increased from 362 as of March 31, 2008 to 427 as of March 31, 2009.
•	Our gross profit as a percentage of our revenue from our IT Services segment increased by 29 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in utilization rates and better exchange rate realization. Our average utilization of billable employees improved from 67% for the year ended March 31, 2008 to 69% for the year ended March 31, 2009. These improvements were offset by the increase in personnel costs due to increased compensation based on promotions.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased marginally from 6.16% for the year ended March 31, 2008 to 5.89% for the year ended March 31, 2009. However in absolute terms, selling and marketing expenses have increased by 25%. This increase was primarily due to an increase in personnel costs, certain employees being classified as sales and marketing personnel during the year, an increase in compensation costs as part of our compensation review and grant of additional stock options.

•	General and administrative expenses as a percentage of revenue from our IT Services segment has increased from 5.68% for the year ended March 31, 2008 to 6.40% for the year ended March 31, 2009. This increase was primarily due to an increase in personnel costs by Rs. 1,451 and an increase in the provision for doubtful debts by Rs 658. Personnel costs have increased from Rs. 3,509 for the year ended March 31, 2008 to Rs. 4,960 for the year ended March 31, 2009, which is attributable to the increase in the support staff consistent with the increase in volume and operations and increase in compensation cost as part of our compensation review, grant of additional stock options and acquisition of Infocrossing. The increase in the provision for doubtful debts was primarily due to additional reserve recorded upon a major customer opting for bankruptcy protection.

•	Increase in amortization of intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.

•	As a result of the above, operating income from our IT Services segment increased by 27%.
Analysis of years ended March 31, 2008 and 2007
▪	Our revenue from the IT Services segment grew by 24%. In USD terms our revenue grew by 40% from $ 2,601 to $3,647. Our average USD/INR realization decreased from Rs. 45.2 for the year ended March 31, 2007 to Rs. 40.1 for the year ended March 31, 2008.

This growth of 40% was primarily due to the acquisition of Infocrossing in September 2007, about 38% increase in revenues from retail and transportation business and about 50% increase in revenues from financial services and manufacturing & healthcare services. Integration of acquisitions during the year contributed to a 4% increase in the revenues. Our price realization increased by 1.2% and 2.6% on a year on year basis for our offshore and onsite services respectively. In our IT Services segment, we added 185 new clients during the year ended March 31, 2008. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 255 as of March 31, 2007 to 362 as of March 31, 2008.

▪	Our gross profit as a percentage of our revenue from our IT Services segment declined by 226 bps. The decline in gross margin as a percentage of revenue is primarily due to adverse impact of appreciation of the Indian rupee against the US dollar, an increase in compensation costs for offshore and onsite employees as a part of our compensation review and lower gross margins in Infocrossing. Based on average exchange rates in fiscal 2007 and 2008, the Indian rupee has appreciated by over 10.9% against the U.S. dollar in fiscal 2008. This is partially offset by improvement in the average utilization rates of billable employees from 64% for the year ended March 31, 2007 to 67% for the year ended March 31, 2008.

▪	Selling and marketing expenses as a percentage of revenue from our IT Services segment increased marginally from 5.60% for the year ended March 31, 2007 to 6.16% for the year ended March 31, 2008. However in absolute terms selling and marketing expenses increased by 37% during the same period. This increase was primarily due to an increase in personnel cost by Rs. 1,757 from Rs. 4,004 for the year ended March 31, 2007 to Rs. 5,761 for the year ended March 31, 2008. This is attributable to the increase in number of sales and marketing personnel from 340 as of March 31, 2007 to 425 as of March 31, 2008 and an increase in compensation costs as a part of our compensation review.

▪	General and administrative expenses as a percentage of revenue from our IT Services segment has increased marginally from 5.51% for the year ended March 31, 2007 to 5.68% for the year ended March 31, 2008. This increase was primarily due to an increase in personnel cost by Rs. 862. Personnel cost increased from Rs. 2,647 for the year ended March 31, 2007 to Rs. 3,509 for the year ended March 31, 2008, which is attributable to the increase in our support staff consistent with the increase in volume and operations, increase in compensation cost as a part of our compensation review, grants of additional stock options and acquisition of Infocrossing.

▪	Increase in amortization of intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.

▪	Others, net for the year ended March 31, 2008, include Rs. 269 of insurance recoveries relating to certain costs incurred by the Company.

▪	As a result of the above, operating income from our IT Services segment increased by 9%.
IT Products
     We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 11%, 13% and 13% of our total revenue for the years ended March 31, 2007, 2008 and 2009, respectively. Our IT Products segment accounted for 2%, 3% and 3% of our operating income for the years ended March 31, 2007, 2008 and 2009, respectively.

	Year ended March 31,						Year on Year change
	2009		2008		2007		2009-08		2008-07
			(in millions)
Revenue	Rs.	33,424	Rs.	24,619	Rs.	16,965		36%		45%
Gross profit		3,249		2,583		1,640		26%		58%
Selling and marketing expenses		(1,335)		(852)		(581)		57%		47%
General and administrative expenses		(717)		(894)		(436)		(20)%		105%
Amortization of intangibles		(23)		(30)		(13)		(23)%		131%
Others, net		44		62		29	No		no
Operating income		1,218		869		639		40%		36%

As a Percentage of Revenue:
Selling and marketing expenses		3.99%		3.46%		3.42%	(53	) bps	(4	) bps
General and administrative expenses		2.15%		3.63%		2.57%	148	bps	(106	) bps
Gross margin		9.72%		10.49%		9.67%	(77	) bps	82	bps
Operating margin		3.64%		3.53%		3.77%	11	bps	(24	) bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 16,990, Rs. 24,545 and Rs. 33,519 for the years ended March 31, 2007, 2008 and 2009, respectively.
Analysis of years ended March 31, 2009 and 2008
•	Our revenue from the IT Products segment grew by 36%. This increase is primarily due to growth in revenues across all product lines.

•	Our gross profit as a percentage of our revenue from our IT Products segment decreased by 77 bps. This decline is primarily attributable to increase in the procurement cost of imported items due to depreciation of the Indian Rupee against U.S. Dollar during the year ended March 31, 2009.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment has increased marginally from 3.46% for the year ended March 31, 2008 to 3.99% for the year ended March 31, 2009. In absolute terms selling and marketing expenses increased by 483. The increase in selling and marketing expenses in absolute terms was primarily due to focus on our increasing presence in select geographies.

•	General and administrative expenses as a percentage of revenue from our IT Products segment has decreased from 3.63% for the year ended March 31, 2008 to 2.15% for the year ended March 31, 2009. This decline of Rs. 177 is primarily due to certain cost containment measures.

•	As a result of the above, operating income from our IT Products segment increased by 40%.
Analysis of years ended March 31, 2008 and 2007
▪	Our revenue from the IT Products segment grew by 45%. This increase is primarily due to growth in revenues across all product lines and integration of our acquisition of 3D Networks.

▪	Our gross profits as a percentage of our revenues from our IT Products segment increased by 82 bps. The improvement is primarily attributable to an increase in proportion of revenues from traded products, which typically have higher gross margins.

▪	Selling and marketing expenses as a percentage of revenue from our IT Products segment has increased marginally from 3.42% for the year ended March 31, 2007 to 3.46% for the year ended March 31, 2008. However, in absolute terms our selling and marketing expenses have increased by 47%, primarily due to increase in the number of sales and marketing personnel for this business segment.

▪	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 2.57% for the year ended March 31, 2007 to 3.63% for the year ended March 31, 2008. This was primarily due to an increase in the volume of operations and integration of our acquisition of 3D Networks.

▪	As a result of the above, operating income from our IT Products segment increased by 36%.
Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group, we are increasing our presence in personal care products sector in south-east Asia. Our Consumer Care and Lighting segment accounted for 5%, 7% and 8% of our revenue for the years ended March 31, 2007, 2008 and 2009, respectively. Our Consumer Care and Lighting segment accounted for 3%, 5% and 5% of our operating income for the years ended March 31, 2007, 2008 and 2009, respectively.

	Year ended March 31,						Year on Year change
	2009		2008		2007		2009-08		2008-07
	(in millions)
Revenue	Rs.	19,243	Rs.	14,619	Rs.	7,563		32%		93%
Gross profit		8,458		5,938		2,658		42%		123%
Selling and marketing expenses		(4,660)		(3,222)		(1,483)		45%		117%
General and administrative expenses		(1,203)		(816)		(120)		47%		580%
Amortization of intangibles		(365)		(111)		(5)		229%	—
Others, net		64		53		17	No		no
Operating income		2,294		1,842		1,067		25%		73%

As a Percentage of Revenue:
Selling and marketing expenses		24.22%		22.04%		19.61%	(218	) bps	(243	) bps
General and administrative expenses		6.25%		5.58%		1.59%	(67	) bps	(399	) bps
Gross margin		43.95%		40.62%		35.14%	333	bps	548	bps
Operating margin		11.92%		12.60%		14.11%	(68	) bps	(151	) bps
     We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. With the acquisition of Unza, our strategy is to sustain and expand our market share in south-east Asia and introduce premium personal care products of Unza in the Indian markets.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 7,559, Rs. 14,639 and Rs. 19,302 for the years ended March 31, 2007, 2008 and 2009, respectively.

Analysis of years ended March 31, 2009 and 2008
•	Our Consumer Care and Lighting revenue increased by 32%. The increase in revenue is attributable to an increase in the volume of our soap, lighting, furniture products and Personal Care Products of Unza.
•	Our gross profit as a percentage of our revenues from the Consumer Care and Lighting segment increased by 333 bps. This increase was primarily due to an increase in the proportion of revenue from the range of products manufactured by Unza, which typically have higher gross margins.
•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 22.04% for the year ended March 31, 2008 to 24.22% for the year ended March 31, 2009. This increase is primarily due to increase in proportion of revenues from Unza. Selling and distribution expense as a percentage of our revenue is typically higher in Unza products. Further in fiscal 2009, we incurred higher brand promotion and advertisement spends in Indian market.
•	General and administrative expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 5.58% for the year ended March 31, 2008 to 6.25% for the year ended March 31, 2009. This increase is primarily due to Unza. General and administrative expense as a percentage of our revenue is typically higher in Unza products.
•	As a result of the above, operating income from our Consumer Care and Lighting segment increased by 25%.
Analysis of years ended March 31, 2008 and 2007
▪	Our Consumer Care and Lighting revenue increased by 93%. This increase in revenue is attributable to an increase in sales volume of our soap, lighting and furniture products, an increase in prices of certain products and the integration of Unza from August 2007, which contributed additional revenues of Rs 4,823.
▪	Our gross profits as a percentage of our revenues from the Consumer Care and Lighting segment increased by 548 bps. This increase was primarily due to an increase in the proportion of revenues from the range of products manufactured by Unza, which typically have higher gross margins.
▪	Selling and marketing expenses of our Consumer Care and Lighting segment increased by 117%. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies and the integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs. 1,630.
▪	General and administrative expenses of our Consumer Care and Lighting segment increased by 580%. This is primarily attributable to integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs. 600.
▪	As a result of the above, operating income of our Consumer Care and Lighting business increased by 73%.
Others, including reconciling items
Analysis of year ended March 31, 2009 and 2008
•	Revenue from our Others segment, including reconciling items, decreased by 10%, from Rs. 11,930 for the year ended March 31, 2008 to Rs. 10,704 for the year ended March 31, 2009. This decrease was primarily driven by a decrease in revenue from our hydraulic cylinders and tipping gear systems business. The decline in the revenues is attributable to slowdown in the global markets which has impacted the market for infrastructure engineering products in Indian and European markets.
•	Operating income from our Others segment, including reconciling items, decreased from Rs. 515 for the year ended March 31, 2008 to Rs. (932) for the year ended March 31, 2009. This is primarily due to loss Rs. 281 in our hydraulic cylinders and tipping gear systems business as against income of Rs. 1,006 in the corresponding previous year. This loss is attributable to the contraction in the sales volume of infrastructure engineering business due to the slowdown in the global market.
Analysis of year ended March 31, 2008 and 2007
•	Revenue from our Others segment, including reconciling items, increased by 64%, from Rs. 7,263 for the year ended March 31, 2007 to Rs. 11,930 for the year ended March 31, 2008. This was primarily due to integration of our acquisition of Hydrauto Group for the full year in fiscal 2008 as compared to a part of the year in fiscal 2007, and an increase in revenue from the sale of hydraulic cylinders and tipping gear systems.
•	As a result of the above, operating income of Others, including reconciling items, increased from Rs. 273 for the year ended March 31, 2007 to Rs. 515 for the year ended March 31, 2008. This increase in operating income was primarily due to increase in profits of our infrastructure engineering business on account of increase in the volume of operations. This increase was partially offset by the fringe benefit tax payment of Rs. 375.
Acquisitions
     An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have invested over Rs. 47,268 in the aggregate, to acquire companies including the acquisitions of Infocrossing and Unza. In January 2009, we acquired Citi Technology Services Limited (Subsequently renamed as Wipro Technology Services Limited — WTS), an India based provider of information technology services and solutions. WTS has a strong competency in Technology Infrastructure Services (TIS), application development and maintenance services (ADM) for cards, capital markets and corporate banking. Typically, the significant majority of our integration activities related to an acquisition are substantially completed within three to six months after the closing of the acquisition.
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
     We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2009. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.
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
     As of March 31, 2009, 122,746 options are outstanding under our stock option plan and 16,270,226 options are outstanding under our restricted stock unit option plan. The compensation cost arising from such grants is being amortized over the relevant vesting period. As a result of the above, we have amortized stock compensation expenses of Rs. 1,336, Rs. 1,076 and Rs. 1,636 for the years ended March 31, 2007, 2008 and 2009, respectively.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Year ended March 31,
	2009		2008		2007
			(in millions)
Cost of revenue	Rs.	1,232	Rs.	840	Rs.	1,044
Selling and marketing expenses		197		137		169
General and administrative expenses		166		99		122

	Rs.	1,595	Rs.	1,076	Rs.	1,336

     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, are deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT on all stock options is assessed that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability for employee stock options at the time of exercise of employee stock options. The FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
     The Indian tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such law, we have amended our stock option plans to recover the amount from the employees relating to employee stock options. For options granted prior to March 31, 2007, although the FBT expense will be recorded through our income statement, the corresponding recovery, which is directly linked to exercise of stock options, will be recorded as additional exercise price. The FBT liability for outstanding options as of March 31, 2009, based on market price of our shares is approximately Rs. 1,281.
Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 379, Rs. 724 and Rs. 1,535 for the years ended March 31, 2007, 2008 and 2009, respectively. The increase is due to amortization of intangibles of Infocrossing, Unza and CTS.
Foreign Exchange Gains/(Losses), net
     Foreign exchange gains/ (losses), net, comprise:
•	Exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within Other income, net); and
•	The changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transaction occurs, along with the hedged item. Changes in the fair value of derivative instruments which are economic hedges in respect of debt denominated in foreign currency are reported in Other income, net.
Other Income, net
     Our other income, net includes interest income on liquid and short-term investments, interest and related expense on short-term borrowings from banks, short-term and long-term debt, dividend income, exchange differences arising from the translation or settlement of debt denominated in foreign currency and changes in fair value of related derivative instruments and realized gains/losses on the sale of investment securities.
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

     Software Technology and Hardware Technology Parks. Under this scheme there is provision for an income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. The Finance Act, 2008 has extended the availability of the ten year tax holiday by period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or ten years.
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
     For the years ended March 31, 2007, 2008 and 2009 our tax benefits were Rs. 7,948, Rs. 8,450 and Rs. 10,368, respectively, from such tax incentives.
     The Company received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004, respectively aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favor of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authorities upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.
     Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability for fiscal 2009 after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions.
     The unrecognized tax benefits has increased by Rs. 2,429 during the year ended March 31, 2009 primarily due to certain additional tax credit carryforward of Rs. 918 reported in the income tax filings for the year ended March 31, 2008 and on account of additional impact in the current year in relation to uncertain tax positions taken in the current year.
Liquidity and Capital Resources
     The Company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 99, is summarized in the table below:

	Year ended March 31,						Year on Year Change
	2009		2008		2007		2009-08		2008-07
Net cash provided by/(used in) continuing operations:
Operating activities	Rs.	36,832	Rs.	24,595	Rs.	30,161	Rs.	12,237	Rs.	(5,566)
Investing activities		(27,693)		(28,505)		(21,377)		812		(7,128)
Financing activities		44		30,798		(5,180)		(30,754)		35,978
Net change in cash and cash equivalents		9,184		26,888		3,604		(17,704)		23,284
Effect of exchange rate changes on cash and cash equivalent		663		(30)		(50)		693		20
     As of March 31, 2009, we had cash and cash equivalent, short-term investments, and short-term deposits of Rs. 69,547. Cash and cash equivalent, short-term investments and short-term deposits, net of debt was Rs. 12,741. In addition we have unused credit lines of Rs. 19,160. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows and through bank debt, as required.
     Cash provided by operating activities increased by Rs. 12,237, while net income increased by Rs. 2,174 during the same period. The increase in cash provided by operating activities was primarily due to reduction in receivable days in the IT Services segment from 67 days in March 2008 to 60 days in March 2009 and greater focus on strengthening our working capital position resulting in increase in accounts payable and accrued expenses. Receivable days as of a reporting date is the proportion of receivables, including unbilled and unearned revenue to the revenues for the respective fiscal quarter multiplied by 90.
     Further, our net income included Rs. 3,973 of non-cash charge relating to reinstatement of foreign currency loan and mark to market gains/losses on related cross-currency interest rate swaps. These were offset by Rs. 12,196 of cash losses on roll-over of cash flow hedges and hedge of net investment in foreign operation.
     Cash provided by operating activities decreased from Rs. 30,161 for the year ended March 31, 2007 to Rs. 24,595 for the year ended March 31, 2008. Our net income increased by 11% during the year ended March 31, 2008. The decline was primarily due to increases in our accounts receivable, unbilled revenues, deferred contract costs and inventories. Increase in accounts receivable was primarily due to an increase in receivable days in IT Services and Products. Unbilled revenues increased due to an increase in the proportion of revenues from fixed price projects. This is partially offset by the increase in unearned revenue and advance from customers. Inventories in our infrastructure engineering products business increased due to our strategy to reduce impact of procurement lead time.
     Cash used in investing activities for the year ended March 31, 2009 was Rs. (27,693). Cash provided by operating activities was utilized for the net purchase of investments amounting to Rs. (1,030), the purchase of property, plant and equipment amounting to Rs. (16,234) and payments made in connection with acquisitions of Rs. (6,679).
     Cash used in investing activities for the year ended March 31, 2008 was Rs. (28,505) against Rs. (21,377) in the year ended March 31, 2007. Cash provided by operating activities, net proceeds from sale/maturity of investments and net proceeds from short-term borrowings/long-term debt were utilized to finance the acquisitions amounting to Rs. (32,789) and purchase of property, plant and equipment amounting to Rs. (14,674) which is primarily driven by the growth strategy of the Company.
     Cash provided by financing activities for the year ended March 31, 2009 was Rs. 44.
     Cash provided by financing activities for the year ended March 31, 2008 was Rs. 30,798 against Rs. (5,180) of cash used in financing activities during the year ended March 31, 2007. This increase is primarily due to increase in net proceeds from short-term borrowings/long-term debt partially offset by lower proceeds from issuance of equity shares. The funds were utilized to fund the acquisitions.
     We have proposed to pay a cash dividend of Rs. 4 per share on our equity shares and AD Rs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (excluding corporate dividend tax) of approximately Rs. 5,860 million.
     We maintain debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirement and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. The increase in our outstanding debt and borrowings is primarily due to depreciation of Indian rupee against the U.S. dollars and Japanese Yen (JPY). Please refer to Note 16 of our Notes to the Consolidated Financial Statements for more details on borrowings.
     As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalent along with cash generated from operations would be sufficient to meet the repayment obligations in respect of debt / borrowings.

     As of March 31, 2009, we had contractual commitments of Rs. 5,371 ($ 106) related to capital expenditures on construction or expansion of software development facilities, Rs. 7,091 ($ 139) related to non-cancelable operating lease obligations and Rs. 3,255 ($ 64) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
     In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in future. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in future would generally be sufficient to fund the earn-out payments and our expansion plans.
     In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable and employee advances (financial assets). These transfers can be with or without recourse. As at March 31, 2009, we had transferred financial assets of Rs. 539 without recourse.
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
Contractual obligations
     The table of future payments due under known contractual commitments as of March 31, 2009, aggregated by type of contractual obligation, is given below:

	Total
	contractual		Payments due in		2014-15
Particulars	payment	2009-10	2010-12	2012-14	onwards
Short-term borrowings	36,472	36,472	—	—	—
Long-term debt	18,916	235	411	18,270	—
Obligations under capital leases	1,418	504	513	334	67
Estimated interest payment (1)	2,277	511	1,132	634	—
Capital commitments	5,371	5,371	—	—	—
Non-cancelable operating lease obligation	7,901	1,064	2,020	1,649	3,168
Purchase obligations	3,255	3,255	—	—	—
Other long-term liabilities(2)	932	786	41	10	95
     Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract has been included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty is included as a purchase obligation.

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and interest rates as of March 31, 2009 for each relevant debt instrument.
(2)	In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the net accrued benefit liability for defined benefit recognized as of March 31, 2009, was Rs. 269, which is reported as a component of other liabilities in the balance sheet. Other liabilities in the balance sheet also include amount of Rs. 2,321 towards uncertain tax positions. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present, and accordingly have not been disclosed in the table above.

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
Trend Information
     IT Services. The shift in role of Information and Technology (IT) from merely supporting business to transforming business, is driving productivity gains and helping create new business models. This has led to an increase in the importance of IT. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to the continued growth in our revenue.
     However the recent crisis in the financial and credit markets in the United States, Europe and Asia have resulted in global economic slowdown. According to World Economic Outlook Update published by the International Monetary Fund in January 2009, the GDP of United States is projected to contract by 1.6% in fiscal 2009 and during the same period the GDP of Euro area is projected to contract by 2%.
     In an economic slowdown our value proposition of delivering significant cost benefits through superior execution, delivery of services through optimal mix of low cost and nearshore centers and assuming responsibility for delivering targeted savings from defined baseline costs is very compelling to our customers. However, in an economic slowdown, our clients could reduce, postpone or defer decisions on IT spending and outsourcing. This could result in lower IT spending in the near term. Our outlook on revenues for the IT Services segment for the three months ending June 30, 2009 in some measure reflects these factors.
     Further, we expect increased competition among IT companies, which may limit our ability to increase prices. We continually strive to differentiate ourselves from the competition by innovating service delivery models, adopting new pricing strategies and demonstrating our value proposition to clients to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in our IT Services segment for the year ended March 31, 2009 is 33%. We anticipate difficulties in significantly improving our gross profits, among other things, due to the following reasons:
•	Our limited ability to increase prices;
•	Increases in the proportion of services performed at client location; and
•	The impact of exchange rate fluctuations on our rupee realizations
     In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;
•	Performance And Capital Efficiency (PACE) program- reduce capex spends, deliver process and application optimization and assume ownership of specific IT areas to reduce baseline IT spends for the client;
•	strengthening our delivery model;
•	cost containment initiatives and driving higher employee productivity;
•	aligning our resources to expected demand; and

•	increasing the utilization of our IT professionals.
     IT Products. In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. Our gross margin in this business segment is also impacted by the proportion of our business derived from the sale of traded and manufactured products.
     Our IT Products business segment is also subject to seasonal fluctuations. Our revenue in this business segment is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result revenue from our IT Product business segment for the quarters ended March 31 and December 31 are typically higher than other quarters of the year.
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
     Dividends. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.
Recent accounting pronouncements
     SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R), which is a revision of SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We are required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We will adopt this statement effective April 1, 2009 and its effects on future periods will depend on the nature and significance of business combinations subject to SFAS No. 141R.
     On April 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (the FSP), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS No. 141R. The effects of this FSP on future periods will depend on the nature and specific facts of business combinations subject to SFAS No. 141R.
     SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160 — an amendment of ARB No. 51). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are required to adopt this new standard for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material effect on the Consolidated Financial Statements.
     SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We are required to adopt this new statement for fiscal years beginning after November 15, 2008. Pursuant to the transition provisions of the statement, we will adopt SFAS No. 161 in fiscal year 2009 and will present the required disclosures in the prescribed format on a prospective basis. This statement does not impact the consolidated financial results as it is disclosure-only in nature.

     FSP SFAS 142-3 In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for us beginning April 1, 2009. We would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to SFAS No. 142.
     FSP 132 (R)-1 In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). This guidance amends SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by SFAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by the FSP is effective for us beginning April 1, 2009. This statement does not impact the consolidated financial results as it is disclosure-only in nature.
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
Product Revenue
     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered in accordance with the sales contract, the sales price is fixed or determinable, and collectability is reasonably assured.
     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
     We provide lease financing for our products primarily through sales-type leases. We classify our leases in accordance with SFAS No. 13, Accounting for Leases. The vast majority of our leases qualify as sales-type leases using the present value of minimum lease payments classification criteria outlined in SFAS No. 13. We believe that our sales-type lease portfolio contains only normal collection risk with no important uncertainties with respect to future costs. Accordingly, we record the fair value of equipment as sales revenue, the cost of equipment as cost of sales and the minimum lease payments plus the estimated residual value as gross finance receivables. The difference between the gross finance receivable and the equipment fair value is recorded as unearned income and is amortized as income over the lease term using the interest rate implicit in the lease. Equipment residual values are determined at inception of the lease using estimates of equipment fair value at the end of the lease term.
     Revenue from sale of software products is recognized in accordance with SOP 97-2, Software Revenue Recognition. In multiple element software arrangements, revenue is allocated to each element based on fair value. The fair value of elements within the scope of SOP 97-2 is determined using Vendor-Specific Objective Evidence (VSOE). In the absence of VSOE for all elements, the residual method is used where VSOE exists for all the undelivered elements. Where VSOE of the undelivered element cannot be determined, revenue for the delivered elements is deferred until the undelivered elements are delivered. If sufficient VSOE does not exist to allocate revenue to the elements and Post-Contract Customer Support (PCS) is the only undelivered element, the entire arrangement fee is recognized ratably over the PCS term. Since there is no reasonable basis of separating the license revenue from PCS, the entire revenue is classified as product revenues.

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
     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from certain service arrangement involving defined but dissimilar acts is generally recognized using the proportional performance method. We defer certain upfront non-recurring costs incurred in the initial phases of outsourcing contracts to the extent that such costs represent costs of initial set-up activities or customer acquisition costs. The deferred costs are specific internal costs or external costs directly related to set-up activities necessary to execute the outsourced services. Deferred amounts are protected in the event of early termination of the contract and are monitored regularly for impairment. Impairment is evaluated for a particular contract by comparing the estimated undiscounted cash flows from the arrangement with the unamortized costs. If the unamortized costs exceed the undiscounted cash-flow, a loss is recognized.
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
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2009.
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
Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a significant portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. The derivative instruments also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements.

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
     As of March 31, 2009, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
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
Goodwill Impairment Testing
     We test goodwill for impairment at least on an annual basis. In accordance with the guidance in paragraph 20 of SFAS No. 142, “Goodwill and Other Intangible Assets” we also evaluate goodwill for impairment, if there are events and conditions which require evaluation for impairment. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using the discounted cash flow method. Valuation of reporting unit is judgmental in nature and involves the use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions. The results of our evaluation showed that the fair value of all our reporting units exceeded their book values.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     Our directors and executive officers, their respective ages and positions as of March 31, 2009 were as follows:

Name	Age	Position
Azim H. Premji	63	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S Ganguly	73	Director
B.C. Prabhakar	65	Director
Dr. Jagdish N. Sheth	70	Director
Narayanan Vaghul	72	Director
William Arthur Owens	69	Director
P.M. Sinha	68	Director
Suresh C. Senapaty	52	CFO and Director
Suresh Vaswani	49	Joint CEO, IT Business and Director
Girish S Paranjpe	51	Joint CEO, IT Business and Director
Anurag Behar	40	Chief Executive, Wipro Infrastructure Engineering
Vineet Agrawal	47	President, Wipro Consumer Care and Lighting
Pratik Kumar	43	Executive Vice President — HR, Brand and Corp. Communication
T K Kurien	49	President, Global Programs, Consulting Practice and New Initiatives, Wipro Limited
Ranjan Acharya	48	Senior Vice President, Human Resources Development, Wipro Limited
S Deb	51	Chief Global Delivery Officer, Wipro Technologies
     Azim H. Premji has served as our Chief Executive Officer, Chairman of our Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University, U.S.A.
     Dr Ashok Ganguly has served as a Director on our Board since 1999. He is currently the Chairman of Firstsource Solutions Limited and ABP Private Limited (Ananda Bazar Patrika Group) and has been a Director on the Central Board of Reserve Bank of India, since November 2000. Dr Ganguly also currently serves as a non-executive director of Mahindra & Mahindra, ICICI Knowledge Park and Tata AIG Life Insurance Co Limited and a Director on the Advisory Board of Microsoft Corporation (India) Private Limited and Hemogenomics Private Limited. He is a member of the Prime Minister’s Council on Trade and Industry as well as the Investment Commission and the India-USA CEO Council, set up by the Prime Minister of India and the President of the U.S.A. He is also a member of the National Knowledge Commission to the Prime Minister of India. He is a former member of the Board of British Airways Plc (1996-

2005) and Unilever Plc/NV (1990-97). Dr Ganguly was formerly Chairman of Hindustan Unilever Limited (1980-90). In 2006, Dr Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr Ganguly received the Economic Times Lifetime Achievement Award and, more recently, he was the recipient of the Padma Vibhushan, India’s second highest civilian award.
     B.C. Prabhakar has served as a Director on our Board since February 1997. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and a BL. from Mysore University, India. Mr. B C Prabhakar serves as a non-executive Director of Automotive Axles Limited and 3M India Limited
     Dr. Jagdish N. Sheth has served as a Director on our Board since January 1999. He has been a professor at Emory University since July 1991. Dr Sheth is also on the Boards of Innovolt Inc., Adayana Inc, Shasun Chemicals and Drugs Limited and Shasun Pharma Solutions Limited (UK). Dr. Sheth holds a B. Com (Honors) from Madras University, India, a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh, U.S.A.
     Narayanan Vaghul has served as a Director on our Board since June 1997. He was the Chairman of the Board of ICICI Bank Limited from September 1985 till April 2009. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra World City Developers Limited, Piramal Healthcare Limited, National Aviation Company of India Limited, IAL Airport Services Limited, Air India Air Transport Services Limited, Air India Engineering Services Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Limited. Mr. N Vaghul is also a member of the Audit Committee in Nicholas Piramal India Limited. Mr. N. Vaghul is also the lead independent Director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University
     William Arthur Owens has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., a media communications company; Embarq, Intelius and Force 10. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University. Mr Owens has been a director in the company from July 1, 2006.
     Priya Mohan Sinha became a Director of our Company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bata India Limited, Lafarge India Pvt. Limited and Azim Premji Foundation. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology, U.S.A. Mr Sinha is also the Chairman of the Nomination, Governance and Compensation Committee of Bata India Limited. Mr. Sinha is also on the Advisory Board of Rieter.
     Suresh C. Senapaty has served as our Chief Financial Officer and Executive Director since April 2008 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.
     Suresh Vaswani has served as Joint CEO, IT Business and Executive Director since April 2008 and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, India and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad, India.
     Girish S Paranjpe has served as Joint CEO, IT Business and Executive Director since April 2008 and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University, India and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.
     Anurag Behar has served as CEO of Wipro Infrastructure Engineering since March 20, 2008 and has served with us in other positions since May 20, 2002. Mr. Anurag Behar holds a Masters Degree in Business Administration (MBA) from XLRI-Jamshedpur and Bachelors degree in Engineering from Regional Engineering College, Trichy.
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
     T K Kurien has served as President WCS, Global Programs & Strategic Initiative of Wipro since 23rd June, 2008 and has served with us in other positions since February 11, 2000. Mr. Kurien is a Chartered Accountant and holds a B. Com.
     Ranjan Acharya has served as Senior Vice-President-Human Resources Development since April 2002, and has served with us in other positions since July 1994. Mr. Acharya holds a B.S. from Pune University, India and an M.B.A. from Symbiosis Institute of Business Management, Pune, India.
     S. Deb has served as Chief Global Delivery Officer of Wipro since April 30, 2008 and has served with us in other positions since June 29, 1982. Mr. S Deb is a Management Graduate and holds MBA Degree from IIM Ahmedabad and B.Tech from IIT Kharagpur.
Compensation
Director Compensation
     Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of $393 (Rs. 20,000 wef August 1, 2008 and prior to that Rs 10,000) during the current year for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.
     In the fiscal year ended March 31, 2009, we paid an aggregate of $ 0.28 million (Rs. 14.6 million) as commission to our non-employee directors.
Executive Compensation
     The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2009 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation ($)
	Salary and	Commission/			Long-term compensation
Name	allowances	Incentives (1)	Housing (2)	Others	(Deferred Benefit (3)&(4))
Azim H. Premji	$84,729	$105,710	$58,974	$12,947	$33,782
Suresh C. Senapaty	215,388	119,443	29,486	433	33,496
Pratik Kumar	183,234	86,914	—	770	19,283
Vineet Agrawal	190,562	58,097	—	4,682	27,740
Suresh Vaswani	209,035	161,979	10,967	2,327	36,299
Ranjan Acharya	141,485	50,413	—	95	11,877
Girish S. Paranjpe	202,368	150,944	10,084	159	35,097
S Deb	106,280	91,808	—	1,067	19,013
Anurag Behar	100,181	56,229	—	1,165	14,142
T K Kurien	169,679	151,182	10,615	1,286	19,446

1.	Azim H. Premji was paid commissions at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Board Governance and Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on achievement of pre-defined profit targets.

2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2009.

3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.
     We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
     Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of March 31, 2009, we had ten directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at the Annual General meeting of the shareholders. Mr. B C Prabhakar, Dr Jagdish N Sheth and Mr. William Arthur Owens, the three directors who will retire by rotation at the next annual General meeting of shareholders, are eligible for reelection. It has been proposed that they be reappointed at the forthcoming Annual General meeting of the Company to be held in July, 2009. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as non-retiring directors. Currently, Azim H. Premji is a non-retiring director. The term of the non-retiring director expires on July 30, 2009. The terms of each of our directors and their expiration dates are:

Expiration of current term of
Name	office	Term of office
Azim H. Premji	July 30, 2009	2 years
Dr. Jagdish Sheth	Annual General Meeting 2009	Retirement by rotation
Dr. Ashok S Ganguly	Annual General Meeting 2010	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2009	Retirement by rotation
N. Vaghul	Annual General Meeting 2010	Retirement by rotation
P. M. Sinha	Annual General Meeting 2010	Retirement by rotation
William Arthur Owens	Annual General Meeting 2009	Retirement by rotation
Suresh C Senapaty	April 17, 2013	5 years from the date of appointment
Girish S Paranjpe	April 17, 2013	5 years from the date of appointment
Suresh Vaswani	April 17, 2013	5 years from the date of appointment
Option Grants
     There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years 2008 and 2009. Details of options granted to other senior management executives till March 31, 2009 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
     Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2009. The details of stock options held and exercised till March 31, 2009 with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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

     The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Ranjan Acharya, Suresh Vaswani, Anurag Behar, Girish S Paranjpe, T K Kurien, S Deb and Vineet Agrawal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.
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
Board Committee Information
     Audit/Risk and Compliance Committee
     The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. This Committee was renamed as Audit/Risk and Compliance Committee with effect from April 22, 2009. The primary responsibilities are:
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
     All members of our Audit/Risk and Compliance Committee are independent non-executive directors and financially literate. The Chairman of our Audit/Risk and Compliance Committee has the accounting or related financial management expertise.
     Independent Auditors as well as Internal Auditors always have independent meetings with the Audit/Risk and Compliance Committee and also participate in the Audit/Risk and Compliance Committee meetings.
     Our CFO & Director and other Corporate Officers make periodic presentations to the Audit/Risk and Compliance Committee on various issues.
     The Audit/Risk and Compliance Committee is comprised of the following three non-executive directors:
     Mr. N. Vaghul                                               —         Chairman of the Audit Committee
     Mr. P. M. Sinha and B. C. Prabhakar           —           Members of the Audit Committee
     Our Audit/Risk and Compliance Committee held five meetings during our 2009 fiscal year. Our Audit/Risk and Compliance Committee has adopted an amended charter in April 2009. The amended charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.
     Board Governance and Nomination Committee
     In April 2009, the Board Governance and Compensation Committee was split into two separate committees and reconstituted as Board Governance & Nomination Committee and Compensation Committee. The amended charters of these two Committees were approved by the Board in April 2009 and this reconstitution is with effect from April 22, 2009. These charters committees are available on our website under www.wipro.com. After this reconstitution, the members of the Board Governance & Nomination Committee are as follows:

     Dr. Ashok S Ganguly                                               Chairman of the Board Governance and Nomination Committee
     Mr. N. Vaghul, P.M. Sinha and Bill Owens            Members of the Board Governance and Nomination Committee
     All members of the Board Governance and Nomination Committee are independent non-executive directors
     The primary responsibilities of the Board Governance and Nomination Committee are:
•	Develop and recommend to the Board Corporate Governance Guidelines applicable to the Company,
•	Evaluation of the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors, and
•	Lay down policies and procedures to assess the requirements for induction of new members on the Board.
•	Implementing policies and processes relating to corporate governance principles
•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness
•	Reviewing the Company’s policies that relate to matters of Corporate Social Responsibility, including public issues of significance to the Company and its stakeholders
•	Developing and recommending to the Board of Directors for its approval an annual evaluation process of the Board and its Committees.
•	Formulating the Disclosure Policy, its review and approval of disclosures; Overseeing
     Compensation Committee
     The members of the Compensation Committee are as under:
     Dr. Ashok S Ganguly                           Chairman of the Board Governance and Compensation Committee
     Mr. N. Vaghul and P.M. Sinha            Members of the Board Governance and Compensation Committee
     The primary responsibilities of the Compensation Committee are:
•	Determine and approve salaries, benefits and stock option grants to senior management employees and Directors of our Company.
•	Approve and evaluate the compensation plans, policies and programs for Whole-time Directors and Senior Management.
•	Act as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time,
     Our Executive Vice President-Human Resources makes periodic presentations to the Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Compensation Committee are independent non-executive directors. During the year 2008-09, our erstwhile Board Governance and Compensation Committee held four meetings.
Employees
     As of March 31, 2009, we had over 100,000 employees, including over 70,000 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

     Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our business segments. We have implemented corporate-wide recruiting, training, performance evaluation, compensation and benefit programs that are tailored to address the needs of each of our business segments.
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
Training
     Each of our new recruits must attend an intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management, Bangalore, Birla Institute of Technology and Science, Pilani, Symbiosis Institute of Business Management, Pune and others, to provide special skill set training in areas such as Business Skills and Project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.
Performance Evaluations
     Employees receive written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.
Compensation
     We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005 and 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment’s quarterly operating margin objectives. We have started an in-house wellness program called Fit for Life aimed at increasing health quotient of employees.
Share Ownership
     The following table sets forth, as of March 31, 2009, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2009, which was Rs. 50.87 per $ 1.00. The share numbers and percentages listed below are based on 1,464,980,746 equity shares outstanding as of March 31, 2009.

		Percentage	Equity
		of Total	Shares
	Equity Shares	Equity	Underlying
	beneficially	Shares	Options	Exercise
Name	owned	Outstanding	Granted	Price($)	Date of expiration
Azim H. Premji (1)	1,161,116,260	79.25	—	—	—
B. C. Prabhakar (2)	3,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	1,000	*	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha (3)	20,000	*	—	—	—
Suresh C. Senapaty	115,250	*	4,800	0.05	October 2010
			8,400	0.05	July 2011
			50,000	0.05	May 2013
Pratik Kumar	32,800	*	4,800	0.05	October 2010
			8,400	0.05	July 2011
			30,000	0.05	May 2013
Vineet Agrawal	141,020	*	4,800	0.05	October 2010
			8,400	0.05	July 2011
			40,000	0.05	May 2013
Suresh Vaswani	57,168	*	5,600	0.05	October 2010
			8,400	0.05	July 2011
			50,000	0.05	May 2013
			60,000	9.61	May 2013
S Deb	72,000	*	4,000	0.05	October 2010
			7,200	0.05	July 2011
			18,000	0.05	May 2013
Girish S. Paranjpe	28,800	*	5,600	0.05	October 2010
			8,400	0.05	July 2011
			50,000	0.05	May 2013
			60,000	9.61	May 2013
T K Kurien	64,808	*	3,200	0.05	October 2010
			7,200	0.05	July 2011
			50,000	0.05	May 2013
Ranjan Acharya	21,100	*	4,000	0.05	October 2010
			5,400	0.05	July 2011
			9,000	0.05	May 2013
Anurag Behar	30,866	*	4,000	0.05	October 2010
			6,000	0.05	July 2011
			20,000	0.05	May 2013

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2009.

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,414,600 shares held jointly by Mr. Premji and members of his immediately family. In addition 8,316,000 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.
EMPLOYEE STOCK OPTION PLANS
     We have various employee stock options and restricted stock unit option plans (collectively referred to as ‘stock option plans’). Our stock option plans provides for grant of options to eligible employees and directors. Our stock option plans are administered by our Board Governance and Compensation Committee (by the Compensation Committee wef April 22, 2009) (‘the Committee’) appointed by our Board of Directors. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.
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
     The salient features of our stock plans are as follows:

		Range of
	Authorized	exercise			Termination
Name of Plan	Shares (1)	prices		Effective date	date	Other remarks
1999 Employee Stock option Plan	30,000,000	Rs.	171 – 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 490	September 15, 2000	September 15, 2010	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

						There are no stock options outstanding under this plan.

Stock Option Plan (2000 ADS Plan)	9,000,000		$3 – 7	September, 2000	September, 2010	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2	June 11, 2004	June 10, 2014

Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	12,000,000		$0.04	June 11, 2004	June 10, 2014

Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2	July 21, 2005	July 20, 2015

Wipro employee Restricted Stock Unit Pl 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.
     Wipro Equity Reward Trust
     We established the Wipro Equity Reward Trust, or WERT, in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT, which is administered by a Board of Trustees is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.
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

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2009, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 1,464,980,746 equity shares outstanding as of March 31, 2009.

		Number of Shares beneficially
Name of Beneficial Owner	Class of Security	held as of March 31, 2009	% of Class
Azim H. Premji (1)	Equity	1,161,116,260	79.25
Hasham Traders	Equity	326,259,000	22.27
Prazim Traders	Equity	325,017,000	22.18
Zash Traders	Equity	324,244,800	22.13

(1)	Includes 326,259,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 325,017,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 324,244,800 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 38,263,000 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 51,014,200 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 38,860,600 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 1,414,600 shares held jointly by Mr. Premji and members of his immediately family. In addition 8,316,000 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 8,316,000 shares held by Azim Premji Foundation (I) Pvt. Ltd.
     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2009, are held by approximately 14,945 holders of record in the United States.
     Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently, 7.53% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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

Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Please refer the following financial statements and the Auditor’s Report under item 18 in this Annual Report for the fiscal year ended March 31, 2009:
•	Report of the independent registered public accounting firm;
•	Consolidated Balance Sheets as of March 31, 2008 and 2009;
•	Consolidated Statements of Income for the years ended March 31, 2007, 2008 and 2009;
•	Consolidated Statements of Stockholders’ Equity and Comprehensive income for the years ended March 31, 2007, 2008 and 2009;
•	Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009; and
•	Notes to the Consolidated Financial Statements.
Legal Proceedings
     Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.
Dividends
     The public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian law, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, 1956, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.
     During fiscal 2007, we paid an interim cash dividend of Rs. 5 per share and a final cash dividend of Rs. 5 per share. During fiscal 2008, we paid an interim cash dividend of Rs. 2 per share and a final dividend of Rs. 1 per share. During fiscal 2009, we paid a final cash dividend of Rs. 4 per share.
     We have proposed to pay a cash dividend of Rs. 4 per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (excluding corporate dividend tax) of approximately Rs. 5,860 million.
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
Significant Changes
     None.
Item 9. The Offer and Listing
Price History
     Our equity shares are traded on The Stock Exchange, Mumbai or BSE and The National Stock Exchange of India Limited, or NSE. During the year we have obtained approval for de-listing our equity shares from the Kolkata Stock Exchange Association Limited. Our American Depositary Shares, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

     As of March 31, 2009, we had 1,464,980,746 issued and outstanding equity shares. As of March 31, 2009, there were approximately 14,945 record holders of ADRs evidencing 23,692,051 ADSs (equivalent to 23,692,051 equity shares). As of March 31, 2009, there were approximately 228,457 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Fiscal Year ended March 31,
2009	537.90	181.70	10.57	3.57	535.00	180.40	10.52	3.55	14.53	5.04
2008	600.00	325.00	14.99	8.12	635.00	324.00	15.87	8.10	17.24	9.85
2007	690.00	383.00	16.01	8.89	691.00	381.25	16.03	8.80	18.44	10.18
2006	573.00	285.55	12.88	6.41	585.90	272.00	13.17	8.65	22.38	9.62
2005	389.00	200.00	8.91	4.59	387.50	198.00	8.88	4.54	12.85	5.81

Quarter Ended
March 31, 2009	261.40	195.00	5.14	3.83	263.8	196.50	5.19	3.86	8.75	5.04
December 31, 2008	351.70	181.70	6.91	3.57	364.40	180.40	7.16	3.55	9.98	5.66
September 30, 2008	460.90	317.00	9.06	6.23	465.00	320.10	9.14	6.29	12.18	8.88
June 30, 2008	537.90	402.00	10.57	7.90	535.00	401.10	10.52	7.88	14.53	10.89
March 31, 2008	528.00	325.00	13.19	8.12	529.05	324.00	13.22	8.10	14.99	9.85
December 31, 2007	552.00	428.00	13.79	10.69	552.00	426.15	13.79	10.65	16.49	12.81
September 30, 2007	530.50	425.00	13.26	10.62	532.00	425.00	13.29	10.62	16.40	12.49
June 30, 2007	600.00	507.10	14.99	12.67	635.00	505.00	15.89	12.62	17.24	15.13

Six Months Ended
April 30, 2009	332.00	240.00	6.53	4.72	333.45	240.15	6.55	4.72	9.60	6.90
March 31, 2009	261.40	195.00	5.14	3.83	263.80	196.50	5.19	3.86	7.82	5.04
February 28, 2009	231.90	204.25	4.56	4.02	232.00	204.05	4.56	4.01	7.33	5.69
January 31, 2009	255.00	200.00	5.01	3.93	255.00	201.00	5.01	3.95	8.75	6.09
December 31, 2008	264.25	214.20	5.19	4.21	265.00	214.00	5.21	4.21	8.49	6.1
November 30, 2008	289.90	208.00	5.70	4.09	286.00	206.80	5.62	4.07	8.74	5.66

The $ figure under BSE and NSE columns denote the share price in rupees converted to US $ at the rate of exchange of 1 US$ = Rs. 50.87

(1)	Source: BSE data was obtained from www.bseindia.com and NSE data was obtained from www.nseindia.com. NYSE data was obtained from www.finance.yahoo.com.
Plan of Distribution
     Not applicable.
Markets
     Trading Practices and Procedures on the Indian Stock Exchanges
     BSE and NSE (Exchanges) together account for more than 90% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

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
     BSE and NSE were closed on a few occasions, in the interest of protection of investor interests, due to fluctuation in prices caused by various events from time to time. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the market wide circuit filter after the intra-day 10% fall. On November 27, 2008, due to terrorist attack in the city of Mumbai, the BSE and NSE were closed.
     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement systems. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI has moved to a T+2 settlement system, and is subsequently planning to move to a T+1 settlement system.
     In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. There are generally no restrictions on price movements of any security on any given day. In order to restrict abnormal price volatility, SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price as follows:
     Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In case of a 10% movement of either of these indices, there would be a 1-hour market halt if the movement takes place before 1 p.m. In case the movement takes place at or after 1 p.m. but before 2.30 p.m. there will be a trading halt for half an hour. In case the movement takes place at or after 2.30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 2-hour market halt if the movement takes place before 1 p.m. If the 15% trigger is reached on or after 1 p.m. but before 2 p.m., there will be a 1 hour halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The percentages are calculated on the closing index value of the quarter. These percentages are translated into absolute points of index variations (rounded off to the nearest 25 points in case of SENSEX). At the end of each quarter, these absolute points of index variations are revised and made applicable for the next quarter.
Index based market wide circuit breaker
     The Exchange implements on a quarterly basis, the index based market wide circuit breaker system. The system is applicable at three stages of the index movement either way at 10%, 15% and 20%.
Listing
     The SEBI has promulgated regulations for listing and is governed through circulars issued from time to time by amending the Listing Agreement entered into by listed companies with stock exchanges. The Stock Exchanges monitor the listed companies under the supervision of SEBI.
The National Stock Exchange of India Limited
     The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2009 was approximately Rs. 28.96 trillion or approximately $ 569 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
     As of March 31, 2009, the NSE had 117 members comprised of 96 corporate members, 11 individual members and 10 firms.

Bombay Stock Exchange Limited
     The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2009 was approximately Rs. 30.86 trillion or approximately $ 606 billion. The BSE began allowing online trading in May 1995. As of March 31, 2009, the BSE had 1,007 members, comprised of 175 individual members, 809 Indian companies and 23 Foreign Institutional Investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.
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
Item 10. Additional Information
Share Capital
     Our authorized share capital is Rs. 3,300,000,000 divided into 1,650,000,000 equity shares of Rs. 2/- each and 25,000,000 preference shares of Rs. 10/- each. As of March 31, 2009, 1,464,980,746 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.
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
     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen As of March 31, 2009, we have 10 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji is a non-retiring director. The term of the office of our non-retiring director expires on July 30, 2009. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
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

Objects and Purposes of Our Memorandum of Association
     The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:
•	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines to handle business process management, remote help desk management; remote management.
•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.
•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.
•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.
•	To carry on the business of extracting vegetable oil, manufacture and deal in hydrogenated vegetable oil.
•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.
•	To carry on the business of solutions for water treatment including but not limited to ultra pure water, waste water treatment, water reuse and desalination and related activities.
•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries,
Borrowings Power Exercisable by the Directors
     The Board of Directors have the authority to make borrowings upto a limit of one time the Companies paid-up capital and free reserves. Borrowings beyond this limit will require the approval of the shareholders of the Company.
Description of Equity Shares
Dividends
     Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, 1956, read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General meeting or to his order or his banker’s order.
     The Companies Act provides that any dividends that remain unpaid or unclaimed are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years subject to transfer of a portion. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending upon the dividend percentage to be declared in such year.

•	The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the fulfillment of certain conditions.
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
Audit and Annual Report
     At least 21 days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting,), we must distribute to our shareholders audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. SEBI has permitted dispatch of abridged financial statements to shareholders in India in lieu of detailed version of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.
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
Preemptive Rights, Issue of Additional Shares and Distribution of Rights
     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings (unless otherwise determined by a special resolution passed by a General Meeting of the shareholders.) and the right, to renounce such subscription right in favor of any other person; Holders of ADSs may not be permitted to participate in any such offer.
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
     Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions called special resolutions in many instances like for example amendments to the Articles of Association and changes to certain clauses in the Memorandum of Association, the commencement of a new line of business, etc require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.
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
Alteration of Shareholder Rights
     Under the Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation are contained in the Memorandum of Association or Articles of Association of the Company, or in the absence of any such provision in the Memorandum of Association or Articles of Association, if such variation is not prohibited by the terms of issue of the shares of that class.
     Under the Companies Act, the Articles of Association may be altered only by way of a special resolution.

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
     Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.
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
     The Depositary will try, as far as is practicable, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.
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
Company Acquisition of Equity Shares
     Under the Companies Act, the Company can reduce its Company’s share capital subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations.
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
     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 20% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. SEBI has recently amended the Takeover Code to relax any of the provisions of the Takeover Code if the Directors of the Company have been removed by the Government or statutory authority and new Directors appointed by the Government or statutory authority provided the new Directors have devised a plan providing for transparent, open and competitive process of bidding for continued operations of the Company and for smooth takeover by an acquirer, Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares. However, the acquisition of ADSs (irrespective of conversion into underlying equity shares) is subject to disclosure and reporting requirements under the Takeover Code.
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
Currency Exchange Controls
     Foreign Investments in India are governed by the provisions the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.
     In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required.
     Banks in India may now allow remittance from India by a person resident in India up to USD 200,000, per financial year, for any permitted current or capital account transaction or a combination of both.
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
     A registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.
     The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares” (Through Depositary Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.
     These guidelines provide that a re-issuance of ADSs/GDSs is permitted to the extent of ADSs/GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS, (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares pursuant to conversion of ADS into equity shares under the Depositary Agreement and (v) investor and other intermediaries comply with the provisions of 1993 Scheme and related guidelines issued from time to time.
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

Sponsored ADS
     The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs was possible only if the following conditions are satisfied:
•	There have been amendments to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism), Scheme 1993 and primarily the amendments were on the Eligibility of Issuer, Eligibility of Subscriber, Pricing of the offerings, and Voting Rights,
•	the ADS offering is approved by the FIPB;
•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;
•	the facility is made available to all the equity shareholders of the issuer;
•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;
•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy in India;
•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and
•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.
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
Foreign Direct Investment
     Over a period of time particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors does not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry. Government of India has recently clarified about the calculation of foreign investment in an Indian Company through direct or indirect routes for such investment.

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
     In terms of Schedule 1 of the Notification No. FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares / compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time. Reserve Bank of India vide circular No. 20 dated December 14, 2007 decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. In case, the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the NRE/FCNR (B) account, the amount of consideration so received should be refunded immediately to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or approach Reserve Bank of India with an action plan for allotment of equity shares.
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
Overseas investment — Liberalization
•	Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 to read with Circular No. 42 dated May 12, 2005 and dated Sep 26, 2007 of Reserve Bank of India in terms of which an Indian entity was permitted to invest up to 400 per cent of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route.
•	It was further clarified by the Reserve Bank of India that the ceiling is not applicable to the investments made out of balances held in EEFC accounts and out of the proceeds of ADR / GDR issue, as hitherto. This enables Authorized Dealers to allow remittances under automatic route up to 400 per cent of the net worth as on the date of the last audited balance sheet of the investing companies, after considering the proposals received from such companies.

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
     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2006 levies a surcharge of 10% on such tax and an additional surcharge namely “education cess” of 3% on such tax and surcharge, after which the dividend distribution tax payable would be 17%.
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
     Gains realized upon the sale of ADSs and shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:
•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.
•	Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.
•	Long-term capital gains realized by non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below will be levied at the time of settlement.
     In addition to the above rates, a surcharge of 10% will be levied on the above taxes, in the case of resident employees and 2.5% in the case of non-resident individuals, in case their aggregate taxable income exceed Rs. 10,00,000 during the relevant financial year and an additional surcharge called “education cess” of 3% on the above tax and surcharge.
     The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In 1992, the Government allowed established Indian Companies to issue foreign currency convertible bonds (FCCB). Effective April 2008, the conversion of FCCB’s into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired. Prior to this amendment, the price of the shares received on conversion was arrived by using the “stepped up” basis.
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
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in case of a foreign company and at graduated rate with a maximum of 30%, in case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 2.5% in the case of all corporate holders and in the case of non-corporate holders with an aggregate taxable income exceeding Rs. 1,000,000 and an additional surcharge called “education cess” of 3% on the above tax and surcharge.
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
     Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx $ 570), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.
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
     Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.
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
(in millions, except share data and where otherwise stated)
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
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk and Interest rate risk. Other sources of risk include credit risk, counter-party risk and liquidity risk.
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
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. See Note 14 of our Notes to the Audited Consolidated Financial Statements for information relating to outstanding derivative contracts as of March 31, 2009.
     All derivative instruments are recognized in the balance sheet and measured at fair value. Changes in fair value for foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in our consolidated income statement in the current period. In connection with cash flow hedges, we have recorded Rs. 72, Rs. (1,097) and Rs. (16,859) of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as of March 31, 2007, 2008 and 2009.
     As of March 31, 2009, Rs. 1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 1,498 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.
     As of March 31, 2009, 1% movement in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 183 increase/decrease in the fair value of cross-currency interest rate swaps.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities and floating rate debt, including various revolving and other lines of credit (refer note 16 to the financial statements). Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. We manage our net exposure to interest rate risk relating to borrowings, through the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2009, substantially all of our debt was subject to floating interest rates, which reset at short intervals. Accordingly, the carrying value of such debt approximates fair values. If interest rates were to increase by 100 bps from March 31, 2009, an additional annual interest expenses on our floating rate debt would amount to approximately Rs. 2,276 on a pre-tax basis.
     Credit risk. Our credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial position, past experience and other factors. Individual risk limits are set accordingly. No single customer accounted for 5% or more of the accounts receivable as of March 31, 2008 and 2009 and revenues for the years ended March 31, 2007, 2008 and 2009 and there is no significant concentration of credit risk.

     Counterparty risk. Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at highly rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. We have policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.
     Liquidity risk. Liquidity risk is defined as the risk that we would not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Management monitors our net liquidity position through rolling forecasts on the basis of expected cash flows. As on March 31, 2009, our cash and cash equivalents are held with major regulated financial institutions.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable
Item 15. Controls and Procedures
Disclosure controls and procedures.
     Based on their evaluation as of March 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
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

     Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2009. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of March 31, 2009.
     Our independent registered public accounting firm, KPMG, has audited the consolidated financial statements in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Board of Directors and Stockholders
     Wipro Limited
     We have audited Wipro Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated May 15, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Bangalore, India
May 15, 2009

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
     Members of the committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
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

In millions

	Year ended March 31,
	2007		2008		2009
Audit fees	Rs.	48.20	Rs.	62.21	Rs.	74.69
Audit related fees		—		6.07		—
Tax fees		18.69		14.12		37.25
All other fees		2.04		2.20		3.36

Total	Rs.	68.93	Rs.	84.60	Rs.	115.30

     Audit services — comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statement.
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
     Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any audit or non-audit services. We disclose to our Audit Committee the nature of services that are provided and the fees to be paid for the services. All of the audit or non-audit services provided by our principal accountants or their associated entities have been pre-approved by our Audit Committee.
Item 16 D. Exemptions from the Listing Standards for Audit Committees
     We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.
Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
     None.
Item 16 F. Changes in registrant’s Certifying Accountant
     None.
Item 16 G. Corporate Governance
     Beacause our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of this Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key practices followed in the home country as per home country laws are disclosed elsewhere in this report.
Part III
Item 17. Financial Statements
     See Item 18.

Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
REPORT OF AUDIT COMMITTEE
     The Board of Directors and Stockholders of Wipro Limited
     In connection with the March 31, 2009 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE Listing Standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India	N. Vaghul	P. M. Sinha	B. C. Prabhakar
May 15, 2009	Chairman	Member	Member

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
Chief Financial Officer and Director
Bangalore, India
May 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Board of Directors and Stockholders
     Wipro Limited
     We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries (the Company) as of March 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Bangalore, India
May 15, 2009

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2008		2009		2009
					Convenience
					translation
					into US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	39,270	Rs.	49,117	$966
Short-term investments (Note 8)		14,808		16,180	318
Accounts receivable, net of allowances (Note 5)		38,908		46,217	909
Unbilled revenue		8,305		13,843	272
Inventories (Note 6)		7,172		8,686	171
Deferred income taxes (Note 21)		790		3,639	72
Other current assets (Note 7)		19,092		27,040	532

Total current assets		128,345		164,722	3,238
Property, plant and equipment, net (Note 9)		39,822		49,862	980
Investments in affiliates (Note 13)		1,343		1,670	33
Investment securities		355		338	7
Deferred income taxes (Note 21)		—		169	3
Intangible assets, net (Note 10)		12,480		17,604	346
Goodwill (Note 3,10)		38,943		49,502	973
Other assets (Note 7)		3,214		6,681	131

Total assets	Rs.	224,502	Rs.	290,548	$5,712

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 16)	Rs.	28,804	Rs.	36,472	$717
Current portion of long-term debt (Note 16)		406		235	5
Current portion of obligations under capital leases (Note 9)		323		504	10
Accounts payable		13,082		18,017	354
Accrued expenses		8,110		14,452	284
Accrued employee costs		5,160		7,035	138
Advances from customers		2,136		3,127	61
Unearned revenue		4,162		6,918	136
Other current liabilities (Note 11)		12,519		26,121	513

Total current liabilities		74,702		112,881	2,220
Long-term debt, excluding current portion (Note 16)		14,522		18,681	367
Obligations under capital leases, excluding current portion (Note 9)		701		914	18
Deferred income taxes (Note 21)		2,098		4,023	79
Other liabilities (Note 11)		3,011		3,632	71

Total liabilities		95,034		140,131	2,755

Minority interest		114		235	5

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320 and 1,464,980,746 shares as of March 31, 2008 and 2009 (Note 17)		2,923		2,930	58
Additional paid-in capital (Note 22)		26,441		29,025	571
Accumulated other comprehensive loss		(1,076)		(9,873)	(194)
Retained earnings (Note 18)		101,066		128,642	2,529
Equity shares held by controlled Trusts: 7,961,760 and 8,930,563 shares as of March 31, 2008 and 2009 (Note 22)		—		(542)	(11)

Total stockholders’ equity		129,354		150,182	2,952

Total liabilities and stockholders’ equity	Rs.	224,502	Rs.	290,548	$5,712

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Year ended March 31,
	2007		2008		2009		2009
							Convenience
							translation into
							US$
							(Unaudited)
Revenues:
Services	Rs.	117,819	Rs.	146,170	Rs.	193,924	$3,787
Products		31,612		51,258		60,640	1,217

Total		149,431		197,428		254,564	5,004

Cost of revenues:
Services		(76,488)		(98,606)		(129,769)	(2,527)
Products		(25,980)		(40,630)		(48,407)	(976)

Total		(102,468)		(139,236)		(178,176)	(3,503)

Gross profit		46,963		58,192		76,388	1,502
Operating expenses:
Selling and marketing expenses		(9,173)		(13,807)		(17,762)	(349)
General and administrative expenses		(7,639)		(10,820)		(14,696)	(289)
Amortization of intangible assets (Note 10)		(269)		(616)		(1,488)	(29)
Foreign exchange gains/(losses), net		(197)		125		(1,596)	(31)
Others, net		221		640		544	11

Operating income		29,906		33,714		41,390	814
Other income, net (Note 19)		2,628		2,167		(1,816)	(36)
Equity in earnings of affiliates (Note 13)		318		257		362	7

Income before income taxes, minority interest and cumulative effect of change in accounting principle		32,852		36,138		39,936	785
Income taxes (Note 21)		(3,723)		(3,873)		(5,422)	(107)
Minority interest		—		(24)		(99)	(2)

Income before cumulative effect of change in accounting principle		29,129		32,241		34,415	677
Cumulative effect of change in accounting principle (Note 2)		39		—		—	—

Net income	Rs.	29,168	Rs.	32,241	Rs.	34,415	$677

Earnings per equity share: (Note 23)
Basic
Income before cumulative effect of change in accounting principle		20.42		22.23		23.67	0.47
Cumulative effect of change in accounting principle		0.03		—		—	—
Net income		20.45		22.23		23.67	0.47

Diluted
Income before cumulative effect of change in accounting principle		20.17		22.16		23.63	0.46
Cumulative effect of change in accounting principle		0.03		—		—	—
Net income		20.20		22.16		23.63	0.46
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		1,426,709,163		1,450,604,615		1,454,010,222
Diluted		1,444,467,557		1,454,780,607		1,456,290,715
See accompanying notes to the consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share and per share data)

				Additional					Accumulated Other				Equity Shares held by			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive	Comprehensive		Retained		controlled Trusts			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2006	1,425,754,267	Rs.	2,852	Rs.	16,521	Rs.	(2,202)		Rs.	434	Rs.	61,161	(7,869,060)	Rs.	—	Rs.	78,764

Cash dividends (Note 17)	—		—		—		—	—		—		(16,382)	—		—		(16,382)
Elimination of deferred stock compensation balance on adoption of SFAS No. 123 (R) (Note 2)	—		—		(2,202)		2,202	—		—		—	—		—		—
Cumulative effect of change in accounting principle (Note 2)	—		—		(39)		—	—		—		—	—		—		(39)
Issuance of equity shares on exercise of options (Note 22)	32,095,328		64		8,830		—	—		—		—	—		—		8,894
Issuance of equity shares on exercise of options through non-recourse note (Note 22)	1,150,055		2		(2)		—	—		—		—	—		—		—
Equity shares forfeited, net of issuance by Trust	—		—		—		—	—		—		—	(92,700)		—		—
Compensation cost related to employee stock incentive plan	—		—		1,336		—	—		—		—	—		—		1,336
Excess income tax benefit related to employees stock incentive plan	—		—		65		—	—		—		—	—		—		65
Comprehensive income
Net income	—		—		—		—	29,169		—		29,169	—		—		29,169
Other comprehensive income / (loss)																	—
Translation adjustments (Note 15)	—		—		—		—	(131)		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect of Rs. 25)	—		—		—		—	45		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net (Note 14)	—		—		—		—	(130)		—		—	—		—		—

Total other comprehensive loss	—		—		—		—	(216)		(216)		—	—		—		(216)

Comprehensive income	—		—		—		—	28,953		—		—	—		—		—

Adjustment to initially apply SFAS No. 158 (net of tax effect of Rs. (18))	—		—		—		—	—		(124)		—	—		—		(124)
Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508	Rs.	—	—	Rs.	94	Rs.	73,948	(7,961,760)	Rs.	—	Rs.	101,468

Cash dividends (Note 17)	—		—		—		—	—		—		(5,123)	—		—		(5,123)
Issuance of equity shares on exercise of options (Note 22)	2,453,670		5		687		—	—		—		—	—		—		692
Compensation cost related to employee stock incentive plan	—		—		1,076		—	—		—		—	—		—		1,076
Gain on sale of long-lived assets to the controlling shareholder,(net of tax effect of Rs. 52)	—		—		102		—	—		—		—	—		—		102
Excess income tax benefit related to employees stock incentive plan	—		—		68		—	—		—		—	—		—		68
Comprehensive income

				Additional					Accumulated Other				Equity Shares held by			Total
	Equity Shares			Paid in		Deferred Stock		Comprehensive	Comprehensive		Retained		controlled Trusts			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Net income	—		—		—		—	32,241		—		32,241	—		—		32,241
Other comprehensive income / (loss)
Translation adjustments (Note 15)	—		—		—		—	110		—		—	—		—		—
Unrecognized actuarial loss, net [net of tax effect of Rs. (17) ]	—		—		—		—	(59)		—		—	—		—		—
Unrealized loss on investment securities, net [net of tax effect of Rs. (25)]	—		—		—		—	(52)		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net (Note 14 )	—		—		—		—	(1,169)		—		—	—		—		—

Total other comprehensive loss	—		—		—		—	(1,170)		(1,170)		—	—		—		(1,170)

Comprehensive income	—		—		—		—	31,071

Balance as of March 31, 2008	1,461,453,320	Rs.	2,923	Rs.	26,441	Rs.	—		Rs.	(1,076)	Rs.	101,066	(7,961,760)	Rs.	—	Rs.	129,354

Cash dividend (Note 17)	—		—		—		—	—		—		(6,839)	—		—		(6839)
Issuance of equity shares to wholly owned trust (Note 17)	968,803		2		540		—	—		—		—	(968,803)		(542)		—
Issuance of equity shares on exercise of options (Note 22)	2,558,623		5		431		—	—		—		—	—		—		436
Compensation cost related to employee stock incentive plan (Note 22)	—		—		1,595		—	—		—		—	—		—		1,595
Excess income tax benefit related to employee stock incentive plan	—		—		18		—	—		—		—	—		—		18
Comprehensive income / (loss)							—
Net income	—		—		—		—	34,415		—		34,415	—		—		34,415
Other comprehensive income / (loss)
Translation adjustments (Note 15)	—		—		—		—	4,771		—		—	—		—		—
Unrecognized actuarial gain, net [net of tax effect of Rs. 27]	—		—		—		—	101		—		—	—		—		—
Unrealized loss on investment securities, net (net of tax effect of Rs. (131)) (Note 8)	—		—		—		—	(260)		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net (net of tax effect of Rs. (2,353)) (Note 14)	—		—		—		—	(13,409)		—		—	—		—		—

Total other comprehensive loss							—	(8,797)		(8,797)		—	—		—		(8,797)

Comprehensive income							—	25,618

Balance as of March 31, 2009	1,464,980,746	Rs.	2,930	Rs.	29,025	Rs.	—		Rs.	(9,873)	Rs.	128,642	(8,930,563)	Rs.	(542)	Rs.	150,182

Balance as of March 31, 2009 ($)			$58		$571		$—			$(194)		$2,529			$(11)		$2,952
See accompanying notes to the consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year ended March 31,
	2007		2008		2009		2009
							Convenience
							translation into
							US$
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	29,168	Rs.	32,241	Rs.	34,415	$677
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(10)		(20)		(28)	(1)
Cumulative effect of change in accounting principle		(39)		—		—	—
Depreciation and amortization		4,309		6,067		8,357	164
Deferred tax expense/(benefit)		(29)		(409)		(799)	(16)
Unrealized exchange (gain) / loss		470		(596)		6,770	133
Deferred cancellation losses relating to roll-over cash flow hedges		—		—		(11,357)	(223)
Cancellation losses relating to net investment in foreign operations		—		—		(839)	(16)
Gain on sale of investment securities		(549)		(771)		(681)	(13)
Stock based compensation		1,336		1,076		1,595	31
Equity in earnings of affiliates		(318)		(257)		(362)	(7)
Minority interest		—		24		99	2
Changes in operating assets and liabilities:
Accounts receivable, net of allowances		(6,167)		(7,720)		(6,460)	(127)
Unbilled revenue		(760)		(3,208)		(5,538)	(109)
Inventories		(1,060)		(1,842)		(1,513)	(30)
Other assets		(2,152)		(7,738)		(4,120)	(81)
Accounts payable		1,497		2,211		3,707	73
Accrued expenses and employee costs		893		4,157		8,204	161
Advances from customers and unearned revenue		1,384		3,153		3,604	71
Other liabilities		2,188		(1,773)		1,778	35

Net cash provided by operating activities		30,161		24,595		36,832	724

Cash flows from investing activities:
Expenditure on property, plant and equipment		(11,392)		(14,674)		(16,592)	(326)
Proceeds from sale of property, plant and equipment		149		479		358	7
Purchase of investments		(123,726)		(231,684)		(342,717)	(6,737)
Proceeds from sale of investments		121,542		250,013		341,687	6,717
Investments in interest–bearing deposits with corporates		(250)		(500)		(3,750)	(74)
Redemption of interest-bearing deposits with corporates		100		650		—	—
Payment for acquisitions, net of cash acquired		(7,800)		(32,789)		(6,679)	(131)

Net cash provided by / (used in) investing activities		(21,377)		(28,505)		(27,693)	(544)

Cash flows from financing activities:
Proceeds from issuance of equity shares		8,894		692		436	9
Proceeds from issuance of equity shares by a subsidiary		—		55		—	—
Proceeds/(repayment) from/of short-term borrowings, net		1,825		21,370		6,454	127
Repayment of long-term debt and obligation under capital leases		—		(1,081)		(460)	(9)
Proceeds from long-term debt		147		15,087		425	8
Payment of cash dividends		(8,873)		(5,393)		(6,829)	(134)
Movement in restricted cash relating to cash dividends		(7,238)		—		—	—
Excess income tax benefit related to employee stock incentive plan		65		68		18	—

Net cash provided / (used in) financing activities		(5,180)		30,798		44	1

Net increase in cash and cash equivalents during the year		3,604		26,888		9,184	181
Effect of exchange rate changes on cash		(50)		(30)		663	13
Cash and cash equivalents at the beginning of the year		8,858		12,412		39,270	773

Cash and cash equivalents at the end of the year	Rs.	12,412	Rs.	39,270	Rs.	49,117	$966

Supplementary information:
Cash paid for interest	Rs.	125	Rs.	1,440	Rs.	2,400	$47
Cash paid for income taxes		4,252		5,459		7,798	153
See accompanying notes to the consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure Engineering. Wipro is headquartered in Bangalore, India.
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
     Basis of preparation of financial statements. The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.
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
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/(losses) are included in the statement of income. Gains/(losses) relating to debt denominated in foreign currency are included in Other income, net. All other exchange gains/(losses) are reported in comprehensive income/(loss).
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2009, have been translated into US dollars at the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2009, of $ 1 = Rs. 50.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Recently adopted accounting pronouncements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines “fair value”, establishes a framework for the measurement of fair value and enhances disclosures about fair value measurements. The statement does not require any new fair value measures but its provisions apply when fair value measurements are performed as required or permitted under other accounting pronouncements. In February 2008, the FASB approved FASB Staff Position No.157-2, “Effective Date of FASB statement No. 157”, which grants a one-year deferral of SFAS No. 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis.
     Effective April 1, 2008, the Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company’s financial position and results of operations.
      The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1	Quoted prices for identical instruments in active markets.

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Significant inputs to the valuation model are unobservable
     The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159) effective April 1, 2008. Adoption of SFAS No. 159 did not have a material effect on the Company’s consolidated financial statements.
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
     Revenue recognition.
     Services. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from certain service arrangement involving defined but dissimilar acts is generally recognized using the proportional performance method.
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
     Products. Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with the sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     Revenue from sales of equipment under sales-type lease is recorded at the inception of lease. The Company records the gross finance receivable, unearned income and the estimated residual value of the leased equipment on consummation of sales-type lease. Residual values are estimated based upon the average expected proceeds to be received at the end of the lease term. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the sales price of the equipment. The Company recognizes unearned income as financing revenue using the interest method over the lease term.
     Revenue from sale of third-party software products is recognized in accordance with SOP 97-2, Software Revenue Recognition. In multiple element software arrangements, revenue is allocated to each element based on fair value. The fair value of elements within the scope of SOP 97-2 is determined using Vendor-Specific Objective Evidence (VSOE). In the absence of VSOE for all elements, the residual method is used where VSOE exists for all the undelivered elements. Where VSOE of the undelivered element cannot be determined, revenue for the delivered elements is deferred until the undelivered elements are delivered. If sufficient VSOE does not exist to allocate revenue to the elements and Post-Contract Customer Support (PCS) is the only undelivered element, the entire arrangement fee is recognized ratably over the PCS term. Since there is no reasonable basis of separating the license revenue from PCS, the entire revenue is classified as product revenues.
     Multiple Element. For all revenue arrangements with multiple deliverables, based on the guidance in EITF Issue No. 00-21 the Company recognizes revenues on the delivered products or services only if:
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
     Others. Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances.
     Recurring operating costs are expensed as incurred. Certain upfront non-recurring costs incurred in the initial phases of outsourcing contracts and contract acquisition costs, are deferred and amortized usually on a straight line basis over the term of the contract. The Company periodically estimates the undiscounted cash flows from the arrangement and compares it with the unamortized costs. If the unamortized costs exceed the undiscounted cash flow, a loss is recognized. Costs that are incurred for a specific anticipated software development services contract and that will result in no future benefits unless the contract is obtained are not included in contract costs. However, such costs are deferred if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract is deemed to be probable.
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
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet, subject to an impairment charge to the income statement for any other than temporary decline in value.

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
     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease and leasehold improvements are amortized over the shorter of estimated useful life or the related lease term. The estimated useful lives of assets are as follows:

Buildings	30 to 60	years
Plant and machinery	2 to 21	years
Computer equipment	2 to 6	years
Furniture, fixtures and equipment	3 to 10	years
Vehicles	4	years
Computer software for internal use	2 to 6	years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the average accumulated expenditure and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
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
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using the two step impairment process.
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

     Impairment or disposal of long-lived assets. Long-lived assets and assets group, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
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
     The Company has granted 7,050,766, 746,686 and 8,366,676 options under Restricted Stock Unit Plans, at a nominal exercise price of Rs. 2 per share, during the years ended March 31, 2007, 2008 and 2009. Since these options have been granted at a nominal exercise price, the value on the date of grant approximates the fair value of the underlying stock.
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows.

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
Recent accounting pronouncements
     SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R), which is a revision of SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The company will adopt this statement effective April 1, 2009 and its effects on future periods will depend on the nature and significance of business combinations subject to SFAS No. 141R.
     On April 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (the FSP), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS No. 141R. The effects of this FSP on future periods will depend on the nature and specific facts of business combinations subject to SFAS No. 141R.
     SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160 — an amendment of ARB No. 51). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company will be required to adopt this new standard for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The company does not expect the adoption of this statement to have a material effect on the Consolidated Financial Statements.
     SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Company will be required to adopt this new statement for fiscal years beginning after November 15, 2008. Pursuant to the transition provisions of the statement, the company will adopt SFAS No. 161 in fiscal year 2009 and will present the required disclosures in the prescribed format on a prospective basis. This statement does not impact the consolidated financial results as it is disclosure-only in nature.

     FSP SFAS 142-3 In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to SFAS No. 142.
     FSP 132 (R)-1 In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). This guidance amends SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by SFAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by the FSP is effective for the Company beginning April 1, 2009. This statement does not impact the consolidated financial results as it is disclosure-only in nature.
3. Acquisitions
Fiscal 2009
Citi Technology Services Limited
     On January 1, 2009, the Company acquired 100% of the equity of Citi Technology Services Limited (Subsequently renamed as Wipro Technology Services Limited — WTS). WTS is an India based provider of information technology services and solutions to Citi Group worldwide. The consideration (including direct acquisition costs) was comprised of a cash payment of Rs. 6,205. The Company believes that the acquisition will enhance Wipro’s capabilities to address Technology Infrastructure Services (TIS) and Application Development and Maintenance Services (ADM) in the financial services industry
     The purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

Cash and cash equivalents	Rs.	1,342
Property, plant and equipment		403
Customer-related intangibles		1,948
Goodwill		3,186
Other assets		1,150
Short-term borrowings and long-term debt		(23)
Deferred income taxes, net		(545)
Other liabilities		(1,256)

Total	Rs.	6,205

     The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management. The completion of the purchase price allocation may result in adjustments to the carrying value of the WTS recorded assets and liabilities, revisions of the useful lives of intangible assets and the determination of any residual amount that will be allocated to goodwill. The related depreciation and amortization from the acquired assets is also subject to revision based on the final allocation.
Others
     During the year ended March 31, 2009, the Company paid Rs. 656 towards other acquisitions and Rs. 816 in earn-out payments relating to acquisitions consumated in prior years.

Fiscal 2008 and 2007
     A summary of the acquisitions completed in the fiscal 2008 and 2007 is given below

Name of entity and effective		Management’s assessment of business
date of acquisition	Nature of business	rationale

Unza Holdings Limited and subsidiaries (‘Unza’) (August 2007)	Manufacturer and marketer of personal care products	Strengthen the Company’s brand portfolio and market presence in South East Asia and provide synergy in terms of access to common vendors, formulation and brands

Infocrossing Inc. and subsidiaries (‘Infocrossing’) (September 2007)	IT infrastructure management, enterprise application and business process outsourcing services provider	Broadens the Company’s data center and mainframe capabilities and strengthens its competitive positioning in offering infrastructure management services

India, Middle East and SAARC operations of 3D Networks and Planet PSG (‘3D Group’) (November 2006)	Business communication solutions include consulting, voice, data and converged solutions, and managed services	Complements the Company’s existing practice capabilities and differentiates the Company as a comprehensive IT Solutions provider across segments.

Hydrauto Group AB (‘Hydrauto Group’) (November 2006)	Production, marketing and development of customized hydraulic cylinders solution	Provides an entry into European markets, access to customer base and complementary engineering skills.

Quantech Global Services LLC and Quantech Global Services Ltd (‘Quantech’) (July 2006)	Computer Aided Design and Engineering services	Strengthens Company’s presence in the mechanical engineering design and analysis services sector.

RetailBox BV and subsidiaries (‘Enabler Group’) (June 2006)	Software development services, implementation and support of IS systems for retail industry.	Expansion of the Company’s range of IT solution services (including Oracle retail implementation, digital supply chain, business optimization and integration.) and expand domain expertise.

Saraware Oy (‘Saraware’) (June 2006)	Providing design and engineering services to telecom industry.	Expansion of presence in the engineering services space in Finland and the Nordic region.

Business of North-West Switchgear Limited (‘North –West’) (May 2006)	Manufacturer and distributor of switches, sockets and miniature circuit breakers	Expansion of the presence in electrical product segment

cMango Inc and subsidiaries (‘cMango Group’) (April 2006)	Business management service solutions	Expansion of operations in the Business Management Services sector and access to customers in the Business Management services sector.
     The total purchase price has been allocated to the acquired assets and liabilities as follows:

	Purchase
	consideration					Deferred
	including					tax	Intangible
Name of entity	earn-outs		Net assets			liabilities	assets		Goodwill

Unza	Rs.	10,254	Rs.	(514)	Rs.	(812)	Rs.	4,720	Rs.	6,860

Infocrossing		17,640		(5,684)		(2,395)		7,618		18,101

3D Group		1,276		508		(46)		72		742

Hydrauto Group		1,412		498		(123)		136		901

Quantech		281		(230)		(16)		46		481

Enabler Group		2,968		389		(104)		284		2,399

Saraware		1,326		187		(89)		338		890

North-West		1,132		34		—		1,098		—

cMango Group		884		(23)		(46)		78		875

Total	Rs.	37,173	Rs.	(4,835)	Rs.	(3,631)	Rs.	14,390	Rs.	31,249

     During the year ended March 31, 2009, the Company completed the purchase price allocation in respect of the acquisitions of Infocrossing and Unza. The following table presents the final allocation of purchase price for Infocrossing and Unza:

Description	Infocrossing		Unza
Cash and cash equivalents	Rs.	775	Rs.	619
Property, plant and equipment		2,038		1,310
Customer-related intangibles		7,618		1,318
Marketing-related intangibles		—		3,402
Goodwill		18,101		6,860
Other assets		1,987		2,275
Short-term borrowings and long-term debt		(5,326)		(2,747)
Deferred income taxes, net		(2,395)		(812)
Other liabilities		(5,158)		(1,971)

Total	Rs.	17,640	Rs.	10,254

     The purchase price allocation to the identifiable intangible assets included in these financial statements is as follows:

	Infocrossing		Unza
Intangible assets with determinable lives

Marketing-related intangibles	Rs.	—	Rs.	1,250
Customer-related intangibles		7,618		1,318

Total	Rs.	7,618	Rs.	2,568

Intangible assets with indefinite lives

Marketing-related intangibles	Rs.	—	Rs.	2,152

Total	Rs.	—	Rs.	2,152

Total intangible assets	Rs.	7,618	Rs.	4,720

     The assessment of marketing-related intangibles (brands) that have an indefinite life and those that have a determinable life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the countries in which the brands operate.
4. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2008 and 2009 are comprised of cash and cash on deposit with banks.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2007		2008		2009
Balance at the beginning of the year	Rs.	1,258	Rs.	1,388	Rs.	1,096
Additional provision during the year, net of collections		280		289		939
Uncollectable receivables charged against allowance		(150)		(581)		(116)

Balance at the end of the year	Rs.	1,388	Rs.	1,096	Rs.	1,919

     The increase in provision during the year is primarily attributable to additional reserves recorded by the Company, pursuant to filing of credit protection arrangement by one of the Customer in Canada, the United States and Europe.
6. Inventories
     Inventories consist of the following:

	As of March 31,
	2008		2009
Stores and spare parts	Rs.	455	Rs.	691
Raw materials and components		2,950		2,668
Work-in-process		1,078		694
Finished goods		2,689		4,633

	Rs.	7,172	Rs.	8,686

7. Other Assets
     Other assets consist of the following:

	As of March 31,
	2008		2009
Prepaid expenses	Rs.	2,800	Rs.	3,509
Prepaid rentals for leasehold land		645		1,293
Due from officers and employees		1,503		1,359
Advances to suppliers		1,373		753
Balances with statutory authorities		548		854
Deposits		1,889		2,274
Interest-bearing deposits with corporate(1)		500		4,250
Advance income taxes		6,990		9,933
Deferred contract costs		2,864		2,524
Derivative asset		1,002		1,165
Others		2,192		5,807

		22,306		33,721

Less: Current assets		(19,092)		(27,040)

	Rs.	3,214	Rs.	6,681

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
     Sales-type leases
     Others include receivables on account of sales-type leases and are generally due in monthly, quarterly or semiannual installments over periods ranging from 3 to 5 years
     Details of sales-type leases are given below:

	As of March 31,
	2008		2009
Gross finance receivables	Rs.	323	Rs.	4,017
Unguaranteed residual value		84		172
Unearned income		(79)		(765)

Net investment in finance receivables	Rs.	328	Rs.	3,424

     As of March 31, 2009, minimum lease receivable for each of the five succeeding fiscal years are as follows:

Year ending March 31,	Amount
2010	Rs.	1,024
2011		840
2012		1,022
2013		881
2014		250

Total	Rs.	4,017

8. Investments Securities
     Investments securities consist of the following:

	As of March 31, 2008								As of March 31, 2009
			Gross		Gross						Gross		Gross
	Carrying		Unrealized		Unrealized				Carrying		Unrealized		Unrealized
	Value		Gains		Loss		Fair Value		Value		Gains		Loss		Fair Value
Available-for-sale:
Investment in liquid and short-term mutual funds	Rs.	14,317	Rs.	491	Rs.	—	Rs.	14,808	Rs.	15,133	Rs.	300	Rs.	(221)	Rs.	15,212
Certificate of deposits		—		—		—		—		947		21		—		968

Total	Rs.	14,317	Rs.	491	Rs.	—	Rs.	14,808	Rs.	16,080	Rs.	321	Rs.	(221)	Rs.	16,180

     Dividends from available-for-sale securities during the years ended March 31, 2007, 2008 and 2009 were Rs. 1,686, Rs. 1,428 and Rs. 2,265 respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of March 31,
	2008		2009
Land	Rs.	2,127	Rs.	2,775
Buildings		9,679		15,275
Plant and machinery		13,327		21,522
Furniture, fixtures and equipment		6,853		7,785
Computer equipment		10,518		12,621
Vehicles		2,417		2,715
Computer software for internal use		2,916		3,773
Capital work-in-progress		13,544		13,052

		61,381		79,518
Accumulated depreciation and amortization		(21,559)		(29,656)

	Rs.	39,822	Rs.	49,862

     Depreciation expense for the years ended March 31, 2007, 2008 and 2009 is Rs. 3,931, Rs. 5,343 and Rs. 6,821 respectively. This includes Rs. 400, Rs. 752 and Rs. 913 as depreciation of capitalized internal use software, during the years ended March 31, 2007, 2008 and 2009, respectively.
Property, plant and equipment include assets acquired under capital leases which consist of the following:

	As of March 31,
	2008		2009
Plant and machinery	Rs.	201	Rs.	307
Software		—		32
Furniture, fixtures and equipment		—		2
Computer equipment		2,045		2,492

		2,246		2,833
Accumulated depreciation and amortization		(1,145)		(1,769)

	Rs.	1,101	Rs.	1,064

     Depreciation expense in respect of these assets was Rs. 5, Rs. 170 and Rs. 307 for the years ended March 31, 2007, 2008 and 2009 respectively.

     The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of March 31, 2009.

Year ending March 31,	Amount
2010	Rs.	547
2011		404
2012		277
2013		228
2014		135
Thereafter		70

Total minimum lease payments		1,661
Less: Amount representing interest		(243)

Present value of net minimum lease payments	Rs.	1,418
Less: Current portion of obligation under capital leases		(504)

Obligations under capital leases, excluding current portion	Rs.	914

10. Goodwill and Other Intangible Assets
     The Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2008						2009
	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		Amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	103	Rs.	27	Rs.	130	Rs.	127	Rs.	3
Customer-related intangibles		4,585		1,518		3,067		13,175		2,758		10,417
Marketing-related intangibles*		9,172		190		8,982		4,882		461		4,421
Effect of translation adjustment		464		60		404		3,371		608		2,763

	Rs.	14,351	Rs.	1,871	Rs.	12,480	Rs.	21,558	Rs.	3,954	Rs.	17,604

*	Gross carrying amount for marketing-related intangibles include indefinite life intangible asset of Rs. 4,873 and 2,152 as of March 31, 2008 and 2009 respectively.
     During the year ended March 31, 2009, the Company completed the purchase price allocation of Infocrossing and Unza. Please refer to the discussion on finalization of purchase price allocation in Note 3 of the Notes to Consolidated Financial Statements.
The estimated amortization expense for intangible assets for the five succeeding years is set out below:

Year ending March 31,	Amount
2010	Rs.	1,524
2011		1,390
2012		1,267
2013		1,242
2014		1,229

Total	Rs.	6,652

The movement in goodwill balance is given below:

	Year ended March 31,
	2008		2009
Balance at the beginning of the year	Rs.	12,706	Rs.	38,943
Goodwill relating to acquisitions including earn-out payments (Note 3, 13)		26,270		4,831
Adjustment relating to finalization of purchase price allocation		(215)		(635)
Tax benefit allocated to goodwill		(51)		—
Effect of translation adjustments		233		6,363

Balance at the end of the year	Rs.	38,943	Rs.	49,502

Goodwill as of March 31, 2008 and 2009 has been allocated to the following segments:

	As of March 31,
Segment	2008		2009
IT Services	Rs.	32,672	Rs.	39,724
IT Products		278		581
Consumer Care and Lighting		4,641		7,933
Others		1,352		1,264

Total	Rs.	38,943	Rs.	49,502

11. Other Liabilities
     Other liabilities consist of the following:

	As of March 31,
	2008		2009
Income taxes payable	Rs.	3,617	Rs.	5,852
Statutory dues and other taxes payable		5,663		8,370
Warranty obligations		924		969
Derivative liability		2,571		12,024
Liability for retirement benefits		479		652
Others		2,276		1,886

		15,530		29,753
Less: Current liabilities		12,519		26,121

	Rs.	3,011	Rs.	3,632

     The activity in warranty obligations is given below:

	Year ended March 31,
	2007		2008		2009
Balance at the beginning of the year	Rs.	665	Rs.	742	Rs.	924
Additional provision during the year		827		1,016		683
Reduction due to payments		(750)		(834)		(638)

Balance at the end of the year	Rs.	742	Rs.	924	Rs.	969

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,412, Rs. 1,880 and Rs. 2,526 for the years ended March 31, 2007, 2008 and 2009, respectively.
     Details of contractual payments under non-cancelable leases are given below:

Year ending March 31,	Amount
2010	Rs.	1,064
2011		1,018
2012		1,002
2013		820
2014		830
Thereafter		3,168

Total	Rs.	7,902

     Prepaid rentals for leasehold land included under Other assets, represent leases obtained for a period ranging from 60 to 90 years. The prepaid expense is being charged over the lease term to the statement of income.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2008 and 2009 was Rs. 1,343 and Rs. 1,670 respectively. The Company’s equity in the income of Wipro GE for year ended March 31, 2007, 2008 and 2009 was Rs. 302, Rs. 257 and Rs. 362 respectively.

     Wipro GE received tax demands for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs 976, including interest. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act, 1961 (the Act). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, Wipro GE received, on similar grounds, an additional tax demand of Rs. 552 (including interest) for the financial year ended March 31, 2005. Wipro GE has filed an appeal against the said demand within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and the contingency will not have any material adverse effect on its financial position and results of operations. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
14. Financial Instruments and Concentration of Risk
     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s funds are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 5% or more of the accounts receivable as of March 31, 2008 and 2009 and revenues for the years ended March 31, 2007, 2008 and 2009.
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted revenues denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted revenues and net investments in foreign operations. In these derivative instruments a bank is generally the counter party and the Company considers the risks of non-performance by such counterparty as non-material. The Company enters into master agreements with the counter parties. These master agreements contain netting-off provisions, which partially mitigate the credit exposure to counter-parties. The company closely monitors the credit worthiness of counterparties. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period. The balance portions of these forward foreign exchange / option contracts mature between twelve to sixty months.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2008	2009
Forward contracts
Sell	$2,775	$1,374
	€105	€79
	£61	£53

Buy	$435	$438
	¥7,580	¥23,170

Net purchased options (to sell)	$641	$562
	€24	€—
	£84	£54
	¥7,682	¥6,130

Cross-currency interest rate swap	¥—	¥35,016
     In connection with cash flow hedges, the Company has recorded Rs. 72, Rs. (1,097) and Rs. (16,859) of net gains/(losses) as a component of accumulated other comprehensive income within stockholders’ equity as at March 31, 2007, 2008 and 2009, respectively. Out of net losses in connection with cash flow hedges accumulated in other comprehensive income within shareholders equity Rs. 6,102 will be reclassified into earnings over the period of next 12 months. The Company has also recognized a mark to market loss of Rs. Nil, Rs. 495 and Rs. 4,410 for the period ended March 31, 2007, 2008 and 2009 respectively, relating to changes in fair value of derivative financial instruments, designated as hedges of net investment in non-integral foreign operations, in translation adjustments in other comprehensive income.

     The following table summarizes activity in the accumulated other comprehensive income/(loss) within stockholders’ equity related to all derivatives classified as cash flow hedges during the years ended March 31, 2007, 2008 and 2009.

	As of March 31,
	2007		2008		2009
Balance as at the beginning of the year	Rs.	202	Rs.	72	Rs.	(1,097)

Net (gain)/loss reclassified into net income on occurrence of hedged transactions		(202)		(72)		1,019
Deferred cancellation losses relating to roll-over hedging		—		—		(11,357)
Changes in fair value of effective portion of outstanding derivatives		72		(1,097)		(5,424)

Unrealized gain/ (loss) on cash flow hedging derivatives, net		(130)		(1,169)		(15,762)

Balance as at the end of the year	Rs.	72	Rs.	(1,097)	Rs.	(16,859)

     As of March 31, 2008 and 2009 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Accumulated Other Comprehensive Income
     The accumulated other comprehensive income also includes the translation reserve. The opening and closing balance in translation reserve is given below:

	Year ended March 31,
	2007		2008		2009
Balance at the beginning of the period	Rs.	(89)	Rs.	(220)	Rs.	(110)
Translation adjustments		(131)		605		9,181
Movement in effective portion of hedges of net investment in foreign operations		—		(495)		(4,410)

Balance at the end of the period	Rs.	(220)	Rs.	(110)	Rs.	4,661

16. Debt
     Short-term borrowings from banks primarily consist of lines of credit of approximately Rs. 9,387, US$ 513, JPY 22,026, SEK 87, SAR 90 and RM (Malaysian Ringgit) 284 from bankers primarily for working capital requirements. Out of these, as of March 31, 2009, the Company has unutilized lines of credit aggregating Rs. 5,238, US$ 171, SEK 7, SAR 15 and RM 167 respectively. To utilize these unused lines of credit, we require consent of the lender and compliance with the certain financial covenants. Additionally, the Company has lines of credit in various other currencies equivalent to Rs. 2,468, of which Rs. 2,265 is unutilized as of March 31, 2009. Significant portion of the aforementioned lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable quarterly. These facilities bear floating rate of interest, referenced to LIBOR and a spread, determined based on market condition.
     The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 10,663 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2009, an amount of Rs. 3,229 was unutilized out of these non-fund based facilities.
     A summary of long- term debt is as follows:

	As of March 31, 2008			As of March 31, 2009
	Foreign	Indian		Foreign	Indian			Final
Currency	currency	Rupee		currency	Rupee		Interest rate	maturity
Unsecured external commercial borrowing
Japanese Yen	35,016	Rs.	14,070	35,016	Rs.	18,052	3.56%	2013
Unsecured term loan
Indian Rupee	NA		245	NA		631	6.05%	2014

	As of March 31, 2008			As of March 31, 2009
	Foreign	Indian		Foreign	Indian			Final
Currency	currency	Rupee		currency	Rupee		Interest rate	maturity
Euro	3		186	0.05		3	3.70%	2010
Secured term loan
Swedish Krona	63		427	37		230	2.25%	2013

			14,928			18,916
Less: Current portion			406			235

Long term debt, less current portion		Rs.	14,522		Rs.	18,681

     The company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing. Please refer to the discussion on CCIRS in Note 19 of the Notes to Consolidated Financial Statements.
Principal payments required on long-term debt in each of the next five fiscal years ending March 31 are as follows

Year ending March 31,	Amount
2010	Rs.	235
2011		227
2012		184
2013		18,210
2014		60

Total	Rs.	18,916

     The unsecured external commercial borrowing contains certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured debt and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2009, the Company has met the relevant covenants.
     A portion of the above short-term borrowings and long-term debt aggregating to Rs. 876 are secured by inventories, accounts receivable and certain property, plant and equipment.
     Interest expense was Rs. 125, Rs. 1,440 and Rs. 2,691 for the year ended March 31, 2007, 2008 and 2009 respectively. Interest capitalized by the Company was Rs. Nil, Rs. 419 and Rs. 359 for the year ended March 31, 2007, 2008 and 2009 respectively.
17. Equity Shares and Dividends
     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
     The authorized capital of the company is 1,650,000,000 equity shares of Rs. 2 each at par value as of March 31, 2009. During the year ended March 31, 2009, the company issued 968,803 shares to its wholly owned trust (Wipro Inc Benefit Trust) pursuant to a common control transaction.
     During the year ended March 31, 2009, the Company completed the merger of a few of its subsidiaries with Wipro Limited, the parent entity. Pursuant to the terms of merger approved by the courts in India, Company issued 968,803 fully paid equity shares of Rs 542 to a controlled trust. This transaction was determined to be a common control transfer, in accordance with the guidance in SFAS No. 141 and EITF 02-5, Definition of ‘Common Control’ in relation to FASB Statement No. 141, Accordingly, no adjustments were made to the carrying value of assets and liabilities.
     The Company paid cash dividends of Rs. 16,111, Rs. 5,123 and Rs. 6,829 during the years ended March 31, 2007, 2008 and 2009 respectively. The dividends per share were Rs. 10, Rs. 3 and Rs. 4 during the years ended March 31, 2007, 2008 and 2009, respectively.
18. Retained Earnings
     Retained earnings as of March 31, 2008 and 2009, include Rs. 1,294 and Rs. 1,621 respectively, of undistributed earnings in equity of affiliates.

19. Other Income, Net
     Other income consists of the following:

	Year ended March 31,
	2007		2008		2009
Interest income	Rs.	683	Rs.	1,505	Rs.	1,930
Interest expense		(261)		(1,064)		(2,332)
Dividend income		1,686		1,428		2,265
Gain on sale of investment securities		549		771		681
Foreign exchange loss, net		(39)		(496)		(4,535)
Others		10		23		175
	Rs.	2,628	Rs.	2,167	Rs.	(1,816)

     Foreign exchange gain / (losses) relates to exchange gain/ (losses) on debt denominated in foreign currency and derivative financial instruments related to such foreign currency debt.
     The Company purchased a CCIRS in conjunction with a Yen-denominated External Commercial Borrowing (ECB) to offset its U.S. Dollar denominated foreign currency exposure arising from its investment in Wipro Inc. (a subsidiary). While the CCIRS along with the Yen-denominated ECB, is an economic hedge of the net investment in the foreign operation, this combination does not qualify as a hedging instrument within SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related guidance. Accordingly, the total mark to market losses on such CCIRS along with exchange loss on Yen-denominated ECB amounting to Rs 3,973 has been accounted for in the income statement within Other income, net above.
20. Shipping and Handling Costs
     Selling and marketing expenses for the years ended March 31 2007, 2008 and 2009, include shipping and handling costs of Rs. 807, Rs. 1,039 and Rs. 885 respectively.
21. Income Taxes
     Income taxes have been allocated as follows:

	Year ended March 31,
	2007		2008		2009
Income from continuing operations	Rs.	3,723	Rs.	3,873	Rs.	5,422
Stockholders equity for:
Income tax benefits relating to employee stock incentive plans		(65)		(68)		(18)
Gain on sale of long-lived asset to the controlling shareholder		—		52		—
Adjustments to initially apply SFAS No. 158		(18)		—		—
Unrecognized actuarial (gain)/loss, net		—		(17)		27
Unrealized gains / (loss) on investment securities, net		25		(25)		(131)
Unrealized gain / (loss) on cash flow hedging derivatives		—		—		(2,353)
Tax benefit allocated to goodwill		(14)		(51)		—

Total income taxes	Rs.	3,651	Rs.	3,764	Rs.	2,947

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2007		2008		2009
Current taxes
Domestic	Rs.	1,575	Rs.	2,641	Rs.	3,683
Foreign		2,177		1,641		2,538

	Rs.	3,752	Rs.	4,282	Rs.	6,221

Deferred taxes
Domestic		(1)		(319)		(291)
Foreign		(28)		(90)		(508)

		(29)		(409)		(799)

Total income tax expense	Rs.	3,723	Rs.	3,873	Rs.	5,422

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2007		2008		2009
Income before taxes and minority interest	Rs.	32,852	Rs.	36,138	Rs.	39,936
Enacted income tax rate in India		33.66%		33.99%		33.99%

Computed expected tax expense		11,058		12,283		13,574
Effect of:
Income exempt from tax		(7,948)		(8,450)		(10,368)
Basis differences that will reverse during a tax holiday period		526		(21)		350
Income taxed at higher/ (lower) rates		125		(50)		(229)
Income taxes relating to prior years		(702)		(530)		(369)
Effect of change in tax rates		—		5		—
Changes in valuation allowances		7		138		314
Expenses disallowed for tax purposes		647		481		2150
Others, net		10		17		—

Total income tax expense	Rs.	3,723	Rs.	3,873	Rs 5,422

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
     The aggregate rupee and per share (basic) effects of tax exemptions, are Rs. 7,948 and Rs. 5.57 per share for the year ended March 31, 2007 , Rs. 8,450 and Rs. 5.82 per share for the year ended March 31, 2008 and Rs. 10,368 and Rs. 7.13 per share for the year ended March 31, 2009.
     The components of the net deferred tax asset are as follows:

	As of March 31,
	2008		2009
Deferred tax assets
Allowance for doubtful accounts	Rs.	193	Rs.	260
Accrued expenses and liabilities		553		766
Carry-forward business losses		2,224		2,790
Minimum alternate tax		126		126
Loss on hedging derivatives		—		2,353
Deferred income		309		420
Others		35		7

Total gross deferred tax assets		3,440		6,722
Less: valuation allowance		(619)		(932)

Net deferred tax assets	Rs.	2,821	Rs.	5,790

Deferred tax liabilities
Property, plant and equipment	Rs.	419	Rs.	533
Intangible assets		2,760		4,464
Amortizable tax goodwill		472		527
Unrealized gains on investments securities		175		42
Investment in affiliates		246		320
Others		57		119
Total gross deferred tax liabilities	Rs.	4,129	Rs.	6,005

Net deferred tax assets / (liabilities)	Rs.	(1,308)	Rs.	(215)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards, net of the existing valuation allowances at March 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.
     Pursuant to the changes in the Indian income tax laws in fiscal 2007, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 million has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
     The tax loss carry-forwards of Rs. 7,735 as of March 31, 2009 relates to certain subsidiaries. Approximately, Rs. 4,765 of these tax loss carry-forwards is not currently subject to expiration dates. The remainder, approximately Rs. 2,970 expires in various years through fiscal 2029.
     The income before income taxes, minority interest and cumulative effect of change in accounting principle for each of the fiscal years 2007, 2008 and 2009 is primarily from domestic entities.
     The Company indefinitely reinvests all the accumulated undistributed earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the undistributed earnings and the additional taxes payable when these earnings are remitted.
     The Company is subject to a 15% branch profit tax in the U.S. to the extent the net profit during the fiscal year attributable to its U.S. branch are greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2009, the U.S. branch’s net assets amounted to approximately $ 249. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the U.S. as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2009.
     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
     A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
Particulars	2008		2009
Beginning balance	Rs.	3,378	Rs.	4,431
Increases related to current year tax positions		1,442		1,042
Increases related to prior year tax positions		135		1,387
Decreases related to prior year tax positions		(253)		(541)
Reductions related to lapsing of statutes of limitation		(162)		(144)
Impact of foreign currency translation		(109)		199

Ending balance	Rs.	4,431	Rs.	6,374

     The unrecognized tax benefits has increased by Rs. 2,429 during the year ended March 31, 2009 primarily due to certain additional tax credit carry forward of Rs. 918 reported in the income tax filings for the year ended March 31, 2008 and on account of additional impact in the current year in relation to uncertain tax position taken in the current year. The unrecognized tax benefits decreased by Rs. 685 during the year ended March 31, 2009 due to reversal of tax provision upon completion of tax assessment by the tax authorities in a particular tax jurisdiction, expiry of statute of limitation and revision of tax accruals relating to transfer pricing.

     The Companies’ total unrecognized tax benefits as of March 31, 2008 and March 31, 2009, if recognized, would reduce the tax provisions by Rs. 4,410 and Rs. 6,374, respectively and thereby would effect the Company’s effective tax rate.
     Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by Rs. 160 during the next 12 months due to expiry of statue of limitation.
     The Company’s policy is to include any penalties and interest related to unrecognized tax benefits as a component of other income, net. As of March 31, 2008 and as of March 31, 2009, the Company had provisions of Rs. 313 and Rs 374 respectively on account of accrued interest and penalties related to unrecognized tax benefits. Interest and penalties included in other income, net were Rs. 199 and Rs. 61 for the year ended March 31, 2008 and 2009, respectively.
     For each major jurisdiction, we have listed out the periods for which the income tax authorities can review/audit Company’s income tax filings. Additionally, certain tax positions relate to earlier years, which are currently under appeallate authorities and courts and have been included in Note 26.

Jurisdiction	Open tax years
India	2004-05 to 2008-09
United States — federal taxes	2004-05 to 2008-09
United States — state taxes	2002-03 to 2008-09
United Kingdom	2002-03 to 2008-09
Japan	2002-03 to 2008-09
Canada	2000-01 to 2008-09
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
     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2007	2008	2009
Shares held at the beginning of the year	7,869,060	7,961,760	7,961,760
Shares granted to employees	—	—	—
Grants forfeited by employees	92,700	—	—

Shares held at the end of the year	7,961,760	7,961,760	7,961,760

     Wipro Employee Stock Option plan and Restricted Stock Unit Option Plan. A summary of general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of Exercise
Name of Plan	Authorized Shares	Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 – 490

Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 490

Stock Option Plan (2000 ADS Plan)	9,000,000		$3 – 7

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2

Wipro ADS Restricted Stock Unit Option Plan (WARSUP 2004 plan)	12,000,000		$0.04

Wipro employee Restricted Stock Unit Option Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2

Wipro employee Restricted Stock Unit Option Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2

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
     The following table summarizes stock option activity:

			Year ended March 31,
			2007			2008			2009
				Weighted			Weighted			Weighted
				Average			Average			Average
	Range of			Exercise			Exercise			Exercise
	Exercise Prices		Number	Price		Number	Price		Number	Price

Outstanding at the	Rs.	171 – 490	34,317,113	Rs.	310	2,955,319	Rs.	333	1,219,926	Rs.	264
beginning of the year		$3 – 7	1,447,742		$6	556,089		$6	8,706		$5
	Rs.	2	7,598,174	Rs.	2	10,946,864	Rs.	2	9,700,163	Rs.	2
		$0.04	1,000,720		$0.04	1,551,330		$0.04	1,885,236		$0.04

Granted	Rs.	171 – 490	—	Rs.	—	—	Rs.	—	120,000	Rs.	489
		$3 – 7	—		$—	—		$—	—		$—
	Rs.	2	6,132,636	Rs.	2	81,300	Rs.	2	6,882,415	Rs.	2
		$0.04	918,130		$0.04	665,386		$0.04	1,484,261		$0.04

Exercised	Rs.	171 – 490	(30,120,192)	Rs.	308	(1,211,880)	Rs.	374	345,099	Rs.	263
		$3 – 7	(891,653)		$6	(500,199)		$6	4,400		$4.7
	Rs.	2	(2,036,918)	Rs.	2	(574,051)	Rs.	2	1,762,283	Rs.	2
		$0.04	(196,620)		$0.04	(167,540)		$0.04	446,841		$0.04

Forfeited and lapsed	Rs.	171 – 490	(1,241,602)	Rs.	283	(523,513)	Rs.	400	873,687	Rs.	264
		$3 – 7	—		$—	(47,184)		$7	2,700		$5.82
	Rs.	2	(747,028)	Rs.	2	(753,950)	Rs.	2	1,020,710	Rs.	2
		$0.04	(170,900)		$0.04	(163,940)		$0.04	452,015		$0.04

Outstanding at the	Rs.	171 – 490	2,955,319	Rs.	333	1,219,926	Rs.	264	121,140	Rs.	487
end of the year		$3 – 7	556,089		$6	8,706		$5	1,606		$4.7
	Rs.	2	10,946,864	Rs.	2	9,700,163	Rs.	2	13,799,585	Rs.	2
		$0.04	1,551,330		$0.04	1,885,236		$0.04	2,470,641		$0.04
     The following table summarizes information about stock options outstanding as of March 31, 2009

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average	Weighted
		Remaining	Average			Remaining	Average
Range of		Life	Exercise			Life	Exercise
Exercise Prices	Numbers	(Months)	Price		Numbers	(Months)	Price

Rs. 171 – 490	121,140	63.4	Rs.	487	1,140	2.93	254
$ 3 – 7	1,606	11.9		$4.70	1,606	11.9	4.70
Rs 2	13,799,585	44	Rs.	2	2,975,987	26	2
$ 0.04	2,470,641	51		$0.04	208,412	27	$0.04
     The weighted-average grant-date fair value of options granted during the years 2007, 2008 and 2009 was Rs. 512, Rs. 578 and Rs. 319, for each option respectively.
     The total intrinsic value of stock options exercised during the years ended March 31, 2007, 2008, and 2009, was Rs. 9,578, Rs. 713 and Rs. 654 respectively. As of March 31, 2009 stock option outstanding and exercisable had an aggregate intrinsic value of Rs. 2,976 and Rs. 418 respectively. As of March 31, 2009, the unamortized stock compensation expense under the stock option plans is Rs. 3,327 and the same is expected to be amortized over a weighted average period of approximately 3 years.
     An amendment to the Indian tax regulations levies a tax titled Fringe Benefit Tax (FBT) on all employee stock options, that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. The FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company

records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits that accrue to the employee. Consequent to the amendment in the tax regulations, the Company has modified its employee stock option plans to recover the FBT from the employees. The Company’s recovery of FBT from the employees is directly linked to the exercise of the stock option by such employee and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.
     The fair value of each option granted has been determined using the Binomial option pricing model. The model includes assumptions regarding dividend yields, expected volatility, expected terms, risk free interest rates and expected FBT recovery. These assumptions reflect management’s best estimates, but involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense may have been impacted. Further, if the management uses different assumptions in future periods, stock based compensation expense may be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Year ended March 31,
2009
Expected term	5 – 7 years
Risk free interest rates	7.36 – 7.42
Volatility	35.81 – 36.21
Dividend yield	—
     Total stock compensation cost recognized under the employee stock incentive plans is Rs. 1,336, Rs. 1,076 and Rs. 1,595 during the year ended March 31, 2007, 2008 and 2009 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2007		2008		2009
Cost of revenues	Rs.	1,044	Rs.	840	Rs.	1,232
Selling and marketing expenses		169		137		197
General and administrative expenses		123		99		166

	Rs.	1,336	Rs.	1,076	Rs.	1,595

Modification of Employee Stock Incentive Plan
     During the year ended March 31, 2007, through a short-term inducement offer, the Company agreed to an arrangement whereby if certain vested options were exercised within the offer period through financing by an independent third-party financial institution, the Company would bear the interest obligation relating to this financing. The loan by the third-party financial institution is with no recourse to the Company. 11,879,065 options were exercised during the offer period. The Company has accounted for this arrangement as a short-term inducement resulting in modification accounting. Accordingly, incremental compensation cost of Rs. 86 had been recorded during the year ended March 31, 2007. During the year ended March 31, 2008 and 2009, the Company has revised the estimates of its interest obligation relating to the non-recourse financing and has accordingly recorded an additional compensation expense of Rs. 261 and 14 respectively.
     Additionally, as a part of this arrangement 1,150,055 other vested options were exercised by certain employees through a non-recourse interest free loan aggregating Rs. 326 by a controlled trust, during the year ended March 31, 2007. Even though this transaction does not represent an exercise for accounting purpose, to reflect the legal nature of shares issued, an amount of Rs. 2, equivalent to the par value of shares issued has been transferred from additional paid-in capital to common stock. During the year ended March 31, 2008 and 2009, the employees have repaid Rs. 34 and Rs. 142, respectively of the interest free loan. These amounts have been recognized as additional paid in capital in shareholders equity.

23. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2007		2008		2009
Earnings
Net income	Rs.	29,168	Rs.	32,241	Rs.	34,415

Equity shares
Weighted average number of equity shares outstanding		1,426,709,163		1,450,604,615		1,454,010,222
Effect of dilutive equivalent shares-stock options		17,758,394		4,175,992		2,280,493

Weighted average number of equity shares and equivalent shares outstanding		1,444,467,557		1,454,780,607		1,456,290,715

     Shares held by the controlled WERT and Wipro Inc Benefit Trust (WIBT) have been reduced from the equity shares outstanding for computing basic and diluted earnings per share. Shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding for computing basic earnings per share.
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
Obligations and Funded Status

	As of March 31,
	2008		2009
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	1,027	Rs.	1,381
Service cost		258		347
Interest cost		89		146
Benefits paid		(135)		(119)
Actuarial loss/(gain)		142		(89)

PBO at the end of the year		1,381		1,666

Change in plan assets
Fair value of plan assets at the beginning of the year		727		1,250
Actual return on plan assets		104		112
Employer contributions		554		154
Benefits paid		(135)		(119)

Plan assets at the end of the year		1,250		1,397

Funded status		(131)		(269)
     Following is the summary of amounts in accumulated other comprehensive income / (loss) as of March 31, 2008 and 2009 that have not yet been recognized in the consolidated statements of income as components of net gratuity cost:

	Year ended March 31,
	2008		2009
Net actuarial loss	Rs.	217	Rs.	89
Net prior service cost		—		—
Net transitional obligation		—		—

Total accumulated other comprehensive income	Rs.	217	Rs.	89

     Net gratuity cost for the years ended March 31, 2007, 2008 and 2009 included:

	Year ended March 31,
	2007		2008		2009
Service cost	Rs.	193	Rs.	258	Rs.	347
Interest cost		55		89		146
Expected return on assets		(42)		(54)		(89)
Amortization of transition liabilities/actuarial loss		(4)		13		17
Adjustments (1)		(78)		—		—

Net gratuity cost	Rs.	124	Rs.	306	Rs.	421

(1)	Through March 31, 2006, for a certain category of employees, the Company previously recorded and disclosed a defined benefit plan as a defined contribution plan. During the year ended March 31, 2007, the Company recorded an adjustment of Rs 78 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/ (prepaid asset) and the overall financial statement presentation.
     The weighted average actuarial assumptions used to determine benefit obligations are:

	As of March 31,
	2008	2009
Discount rate	9.35%	8.85%
Rate of increase in compensation levels	7%	5%
Rate of return on plan assets	7.5%	8%
     The weighted average actuarial assumptions used to determine net periodic gratuity cost are:

	Year ended March 31,
	2007	2008	2009
Discount rate	8%	9.6%	8.85%
Rate of increase in compensation levels	7%	7%	5%
Rate of return on plan assets	7%	7. 5%	8%
     The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company estimates the long-term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held. As of March 31, 2007, 2008 and 2009, a significant portion of the plan assets were invested in debt securities.
     Accumulated benefit obligation was Rs. 988 and Rs. 1,387 as of March 31, 2008 and 2009 respectively.

Expected contribution to the fund for the year ending March 31, 2010	Rs.	764

Expected benefit payments from the fund for the year ending March 31:
2010	Rs.	494
2011		445
2012		451
2013		471
2014		459
Thereafter		1,645

Total	Rs.	3,965

     The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2009.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the third-party agencies. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

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
     The Company recognized an expense of Rs. 1,407, Rs. 2,383 and Rs. 2,737 towards contribution to various defined contribution and benefit plans during the years ended March 31, 2007, 2008 and 2009 respectively.
25. Sale of financial assets
     From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in sales-type finance receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. During the years ended March 31, 2007, 2008 and 2009, the Company transferred financial assets of Rs. 480, Rs. 1,625 and Rs. 539 respectively, under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in loss of Rs. 9, Rs. 41 and Rs. 35 for the years ended March 31, 2007, 2008 and 2009 respectively, which is included in general and administrative expense. As at March 31, 2008 and 2009, the maximum amounts of recourse obligation in respect of the transferred financial assets are Rs. Nil and Rs. Nil respectively.
26. Commitments and Contingencies
     Capital commitments. As of March 31, 2008 and 2009, the Company had committed to spend approximately Rs. Rs. 7,266 and Rs. 5,371 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2009, the Company has met commitments required under the plan.
     As of March 31, 2008 and 2009, the Company had contractual obligations to spend approximately Rs 3,256 and Rs. 3,255 respectively; under purchase obligations which include commitments to purchase goods or services of either a fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2008 and 2009, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 4,392 and Rs. 6,103 respectively, as part of the bank line of credit.
     Contingencies and lawsuits
     The Company received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in the Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the Company for years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.

     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the financial statements. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
     The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.
27. Segment Information
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
     In April 2008, the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
     IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.
     IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of IT Services segment, the company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT Products segment.
     The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils for the Indian and Asian market.
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
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:
     Information on reportable segments is as follows:

	Year ended March 31, 2007
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	117,819	16,990	134,809	7,559	7,063	—	149,431

Exchange rate fluctuations	(179)	(25)	(204)	4	3	197	—

Total revenues	117,640	16,965	134,605	7,563	7,066	197	149,431
Cost of revenues	(76,488)	(15,325)	(91,813)	(4,905)	(5,748)	—	(102,468)
Selling and marketing expenses	(6,587)	(581)	(7,168)	(1,483)	(477)	(45)	(9,173)
General and administrative expenses	(6,487)	(436)	(6,923)	(120)	(501)	(95)	(7,639)
Amortization of intangible assets	(244)	(13)	(257)	(5)	(7)	—	(269)
Exchange rate fluctuations	—	—	—	—	—	(197)	(197)
Others, net	93	29	123	17	51	29	220

Year ended March 31, 2007
Consumer
IT Services and Products	Care and	Reconciling
IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Operating income of segment (1)	27,927	639	28,566	1,067	384	(111)	29,906

Total assets of segment	85,905	4,677	7,742	48,443	146,767
Capital employed opening	44,939	1,310	2,833	30,387	79,469
Capital employed closing	59,835	3,094	5,659	36,662	105,250
Average capital employed	52,387	2,202	4,246	33,524	92,359
Return on capital employed	55%	49%	—	—	33	%-
Accounts receivable	26,139	723	1,221	—	28,083
Cash and cash equivalents and investments securities	9,902	358	251	34,312	44,823
Depreciation	3,673	103	139	16	3,931

Year ended March 31, 2008
Consumer
IT Services and Products	Care and	Reconciling
IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	146,170	24,545	170,715	14,639	12,074	—	197,428

Exchange rate fluctuations	90	74	164	(20)	(19)	(125)	—

Total revenues	146,260	24,619	170,879	14,619	12,055	(125)	197,428
Cost of revenues	(98,407)	(22,036)	(120,443)	(8,681)	(9,913)	(199)	(139,236)
Selling and marketing expenses	(9,013)	(852)	(9,865)	(3,222)	(632)	(88)	(13,807)
General and administrative expenses	(8,312)	(894)	(9,206)	(816)	(704)	(94)	(10,820)
Amortization of intangible assets	(441)	(30)	(471)	(111)	(34)	—	(616)
Exchange rate fluctuations	—	—	—	—	—	125	125
Others, net	401	62	463	53	106	18	640

Operating income of segment (1)	30,488	869	31,357	1,842	878	(363)	33,714

Total assets of segment	138,879	23,137	16,250	46,603	224,869
Capital employed opening	59,835	3,094	5,659	36,662	105,250
Capital employed closing	99,673	19,308	6,990	48,219	174,190
Average capital employed	79,754	11,201	6,325	42,440	139,720
Return on capital employed	39%	16%	—	—	24%
Accounts receivable	35,241	2,246	1,421	—	38,908
Cash and cash equivalents and investments securities	22,103	735	104	31,136	54,078
Depreciation	4,818	198	308	19	5,343

Year ended March 31, 2009
Consumer
IT Services and Products	Care and	Reconciling
IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	Rs.	192,635	Rs.	33,519	Rs.	226,154	Rs.	19,302	Rs.	9,108	Rs.	—	Rs.	254,564

Exchange rate fluctuations	(1,442)	(95)	(1,537)	(59)	(150)	1,746	—

Total revenues	191,193	33,424	224,617	19,243	8,958	1,746	Rs.	254,564
Cost of revenues	(128,089)	(30,175)	(158,264)	(10,785)	(8,672)	(455)	(178,176)
Selling and marketing expenses	(11,270)	(1,335)	(12,605)	(4,660)	(293)	(204)	(17,762)
General and administrative expenses	(12,234)	(717)	(12,951)	(1,203)	(416)	(126)	(14,696)
Amortization of intangible assets	(1,061)	(23)	(1,084)	(365)	(39)	—	(1,488)
Exchange rate fluctuations	—	—	—	—	—	(1,596)	(1,596)
Others, net	271	44	315	64	136	29	544

	Year ended March 31, 2009
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Operating income of segment (1)	Rs.	38,810	Rs.	1,218	Rs.	40,028	Rs.	2,294	Rs.	(326)	Rs.	(606)	Rs.	41,390

Total assets of segment					Rs.	192,406	Rs.	22,574	Rs.	7,667	Rs.	68,440	Rs.	291,087
Capital employed opening						99,673		19,308		6,990		48,219		174,190
Capital employed closing						125,243		18,507		6,452		57,023		207,225
Average capital employed						112,458		18,908		6,721		52,621		190,708
Return on capital employed						36%		12%						22%
Accounts receivable						43,034		2,414		769		—		46,217
Cash and cash equivalents and investments securities						23,163		881		32		41,221		65,297
Depreciation						6,198		298		306		19		6,821

(1)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	2007		2008		2009
IT Services	Rs.	1,218	Rs.	948	Rs.	1,368
IT Products		62		59		102
Consumer Care and Lighting		23		42		75
Others		13		5		18
Reconciling items		20		22		32

Total		1,336		1,076		1,595

     The Company has four geographic segments: India, the United States, Europe and Rest of the world.
     Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2007		2008		2009
India	Rs.	30,650	Rs.	46,891	Rs.	52,908
United States		72,846		87,552		116,281
Europe		36,972		48,259		57,109
Rest of the world		8,963		14,726		28,266

	Rs.	149,431	Rs.	197,428	Rs.	254,564

28. Fair Value Disclosures
     The Company measures certain financial assets and liabilities at fair value on a recurring basis, including derivative instruments and investment securities. The fair value measurements of these derivative instruments and investment securities using the following inputs as of March 31, 2009:

			Fair value measurements at
			reporting date
Particulars	Total		Level 1		Level 2		Level 3
Assets
Derivative instruments(a)	Rs.	1,165	Rs.	—	Rs.	1,165	Rs.	—
Investments in liquid and short-term mutual funds(b)		15,212		15,212				—
Investments in Certificate of Deposits(b)		968		—		968		—
Liabilities
Derivative instruments(c)		12,024		—		12,024		—

(a)	Included in other current assets in the consolidated balance sheet

(b)	Included in short term investments in the consolidated balance sheet

(c)	Included in other current liabilities in the consolidated balance sheet
          Derivatives. The Company involves independent appraisers to determine the fair value of derivative instruments. The fair value is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.
          Investments. Investments in liquid & short-term mutual funds which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.  Fair value of investments in certificate of deposits, classified as available for sale is determined by an independent appraiser using the market observable yields.
          Further, the fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. A substantial portion of the Company’s long-term debt has been contracted at floating rate of interest which is reset at short intervals. Accordingly, carrying value of such debt approximates fair value as of March 31, 2009.

Item 19. Exhibits

Exhibit
Number	Description
1.1	Articles of Association of Wipro Limited, as amended (1)

1.2	Memorandum of Association of Wipro Limited, as amended (1)

1.3	Certificate of Incorporation of Wipro Limited, as amended (1)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1999 plan) (1)

4.2	2000 Employee Stock Option Plan (2000 plan) (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (2000 ADS Plan) (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (9)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (9)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.15	Amendment No. 2 to WARSUP 2004 Plan (9)

4.16	Amendment No. 3 to 2000 Plan (9)

11.1	Code of Ethics for Principal and Finance Officers (2)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombudsprocess (2)

15.3	Code of Business Conduct and Ethics (7)

15.4	Audit Committee Charter (8)

15.5	Board Governance and Compensation Committee Charter (6)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000, and amended exhibits filed with the Registrant’s Form 6-K (File No. 001-16139) filed on July 30, 2008.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.

(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005, as amended by Exhibit with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: May 18, 2009	Azim H. Premji,	Suresh C. Senapaty,

	Chairman and Managing Director	Chief Financial Officer and Director