Form 20-F
period 2010-03-31
WIPRO LTD
filed 2010-11-12
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2010

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

Suresh C. Senapaty, Chief Financial Officer and Director
Phone: +91 80 28440055; Fax: +91 80 28440104
(Name, telephone, email and/or facsimile number and address of company contact person)

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
Not Applicable

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,468,211,189 Equity Shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☑       No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, 1934
Yes ☐       No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting	☑	Other	☐
Standards as issued by the International
Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐           Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐      No ☑

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to “U.S. GAAP” are to United States Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2010, which was Rs. 44.95 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
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
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our strategy to finance our operations, including our planned construction and expansion;
•	future marketing efforts, advertising campaigns, and promotional efforts;
•	future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;
•	the effect of facility expansion on our fixed costs;
•	our future expansion plans;
•	our future acquisition strategy, including plans to acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets;
•	the future impact of our acquisitions;
•	our strategy and intentions regarding new product branding, including intentions to introduce acquired personal care product brands to establish our presence in the markets for personal care products in India;
•	the future competitive landscape and the effects of different pricing strategies;
•	the effect of current tax laws, including the branch profit tax;
•	the effect of future tax laws on our business;
•	the outcome of any legal proceeding, hearing, or dispute (including tax hearings) and the resulting effects on our business;
•	our ability to implement and maintain effective internal control over financial reporting;
•	projections that the legal proceedings and claims that have arisen in the ordinary course of our business will not have a material and adverse effect on the results of operations or the financial position of the Company;
•	expectations of future dividend payout;

•	projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements and certain of our obligations;
•	our compensation strategy;
•	projections regarding currency transactions, including the effect of exchange rates on the Indian rupee and the U.S. dollar;
•	the nature of our revenue streams, including the portion of our IT Services revenue generated from a limited number of corporate clients;
•	the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;
•	our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;
•	projections regarding future economic policy, legislation, foreign investment, currency exchange and other policy matters that may affect our business;
•	the nature and flexibility of our business model;
•	expectations as to our future revenue, margins, expenses and capital requirements; and
•	market risk in the section titled “Quantitative and Qualitative Disclosure About Market Risk” under Item 11 of this Annual Report on Form 20-F.
We wish to ensure that all forward-looking statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, all forward looking statements are qualified in their entirety by reference to, and are accompanied by, the discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements in this report, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We caution the reader that this list of important factors may not be exhaustive. We operate in rapidly changing businesses, and new risk factors emerge from time to time. We cannot predict every risk factor, nor can we assess the impact, if any, of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.
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
Item 2. Offer Statistics and Expected Timetable
          Not applicable

Item 3. Key Information
     Summary of Selected Consolidated Financial Data
The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the two years ended March 31, 2010 and selected consolidated statements of financial position data as of March 31, 2009 and 2010 in Indian rupees have been prepared and presented in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standard Board (“IASB”) and have been derived from our audited consolidated financial statements and related notes. The summary consolidated financial data below has been presented for the two most recent fiscal years in compliance with General Instruction G of Form 20-F. Historical results are not necessarily indicative of future results.

	(In millions, except per equity share data)
	2009		2010		2010
					Convenience
					Translation into
					US$
Consolidated Statements of Income data:
Revenues	Rs.	256,891	Rs.	271,957	$6,050
Cost of revenues		(180,215)		(186,299)	(4,145)

Gross profit	Rs.	76,676	Rs.	85,658	$1,906

Selling and marketing expenses		(17,313)		(18,608)	(414)
General and administrative expenses		(14,510)		(14,823)	(330)
Foreign exchange gains/(losses), net		(1,553)		(716)	(16)

Results from operating activities	Rs.	43,300	Rs.	51,511	$1,146
Finance expense		(3,824)		(991)	(22)
Finance and Other income		5,057		4,360	97
Share of profits of equity accounted investees		362		530	12

Profit before tax		44,895		55,410	1,233
Income tax expense		(6,035)		(9,294)	(207)

Profit for the year	Rs.	38,860	Rs.	46,116	$1,026

Attributable to:
Equity holders of the Company	Rs.	38,761	Rs.	45,931	1,022
Minority interest		99		185	4

Profit for the year	Rs.	38,860	Rs.	46,116	$1,026

Earnings per equity share:
Basic		15.99		18.91	0.42
Diluted		15.90		18.75	0.42

Weighted average number of equity shares used in computing earnings per equity share: (2)
Basic		2,423,558,482		2,429,025,243	2,429,025,243
Diluted		2,437,464,403		2,449,658,532	2,449,658,532

Cash dividend per equity share paid		4.00		4.00	0.09

Additional data:
Revenue by segment
IT Services	Rs.	191,613	Rs.	202,490	$4,505
IT Products		34,277		38,205	850
Consumer Care and Lighting		19,249		22,584	502
Others		8,995		7,143	159
Reconciling items		1,204		819	18

Total	Rs.	255,338	Rs.	271,241	$6,034

Operating income by segment
IT Services	Rs.	40,197	Rs.	47,408	$1,055
IT Products		1,363		1,764	39
Consumer Care and Lighting		2,592		3,080	69
Others		(294)		(836)	(19)
Reconciling items		(558)		95	2

Total	Rs	43,300	Rs.	51,511	$1,146

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	Rs.	49,117	Rs.	64,878	$1,443
Available for sale investments		16,293		30,420	677
Working capital (1)		57,152		95,565	2,126
Total assets		284,255		329,928	7,340
Total debt		56,892		62,511	1,391
Total equity		147,381		196,549	4,373
Notes:
1.	Working capital equals current assets minus current liabilities.

2.	Adjusted for stock dividend.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2010	Rs.	44.95	Rs.	47.18	Rs.	50.48	Rs.	44.94
2009		50.87		46.32		51.96		39.73
2008		40.02		40.13		43.05		38.48
2007		43.10		45.06		46.83		42.78
2006		44.48		44.21		46.26		43.05
          On November 05, 2010, the certified foreign exchange rates published by Federal Reserve Board of New York was Rs. 44.2113
          The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by Federal Reserve Board of New York on each business day during the period:

Month	High	Low
October 2010	44.59	44.05
September 2010	46.82	44.56
August 2010	46.87	45.70
July 2010	47.23	46.25
Jun 2010	47.08	45.64
May 2010	47.49	44.46
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
Risks Related to our Company and our Industry
          Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the market price of our equity shares and ADSs to decline.
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
          A significant portion of our total operating expenses in our IT Services and IT Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, in our IT Services business excluding Business Process Outsourcing (BPO) services, Indian IT services and Infocrossing, may cause significant variations in operating results in any particular quarter. (Utilization is the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function excluding corporate activities)
          Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
          Our profits attributable to equity holders increased by 18.50% for the year ended March 31, 2010, as compared to the year ended March 31, 2009. While the environment has improved significantly since the first half of the calendar year 2010, pricing remains competitive and clients remain focused on cost reduction and capital conservation. We are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate this impact, we may not be able to sustain historical levels of profitability. In our Business Process Outsourcing or BPO business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.
          If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.
          Until fiscal year 2009, we experienced significant growth in all our businesses. While growth rates were lower in fiscal 2010 compared to fiscal 2009, they have seen a strong uptick in second half of the year. However, we expect our growth to continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
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
          The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT and ITES companies operating from emerging low cost destination like China, Philippines, Brazil, Romania, Poland, etc. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.
          We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.
          We have been expanding the nature and scope of our engagements and have been adding new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services from our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased compensation and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.
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
          The senior members of all our management team, including the continued efforts of our Chairman and Managing Director are critical to our success. Our ability to execute project engagements and to obtain new clients depend in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with the industry, as the environment continues to improve and IT Companies start to hire more actively. Continued employee attrition rates in this business may adversely affect our revenues and profitability.
          Changes in government policies may also affect our ability to hire, attract and retain personnel.
          Exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
          Our IT Services business is approximately 75% of our revenue. Our revenue from this business is derived from transactions in major world currencies while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and major world currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major world currencies can adversely affect our revenue and competitive positioning, and can adversely impact our gross margins. We generate around 35% of our IT Services revenues in Non- USD currencies and the exchange rate fluctuations between these currencies and the U.S. dollars can affect our revenues and growth expressed in USD terms. We enter into forward exchange and option contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.
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
          We derive approximately 58% of our IT Services revenues from United States and 26% of our IT Services revenues from Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia have contributed significantly to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.
          In an economic slowdown, our clients may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.
          Furthermore, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability.
          Our IT Services revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
          We currently derive, and believe that we will continue to derive, a significant portion of our IT Services revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2009 and 2010 accounted for 3% of our IT Services revenue. For the same periods, our ten largest clients accounted for 20% of our IT Services revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the sole outside service provider for our clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.
          There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to a challenging economic environment and consequently have reduced their volume of business with us. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on the revenue earned from services rendered to any one client.
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
          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. Beginning in fiscal year 2005, the U.S. Citizenship and Immigration Services have limited the number of H-1B visas that may be granted to 65,000 per year, a reduction from the 195,000 H-1B visas granted in each of the three years prior to 2004.
          The L-1 and H-1B Visa Reform Act of 2004 further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge.
          Immigration laws in the United States may also require us to meet certain minimum levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.
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
          Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.
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
          We have approximately 18,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labour laws, employee health safety and wages and benefits. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labour law or other alleged conduct. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.
          Legislation in certain countries in which we operate, including the United States, may restrict companies in those countries from outsourcing work to us.
          Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs domestically. With the growth of offshore outsourcing receiving increasing political and media attention, there have been concerted efforts to enact new legislation to restrict offshore outsourcing or impose disincentives on companies which have been outsourcing jobs. This may adversely impact our ability to do business in these jurisdictions and could adversely affect our revenues and operating profitability.
          In addition, from time to time, there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data (including reports involving service providers in India). Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the country in which our clients operate.
          We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.
          Approximately 26% of our business is derived from clients in high growth industries who use our IT Services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.
          Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.
          We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.
          Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.
          A significant element of our business strategy is to continue to leverage and expand our offshore development centers at Bangalore, Chennai, Hyderabad and Pune in India, as well as near shore development centers outside India. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.
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
          We have invested substantially in construction or expansion of new software development facilities and physical infrastructure during fiscal year 2010 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2010 was Rs. 12,631 million ($281 million). Additionally, as of March 31, 2010, we had contractual commitments of approximately Rs. 2,782 million ($62 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
          Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
          Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we are in the process of scaling up our presence outside India through our strategic development centres, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.
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
          Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, in as few as ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:
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
          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. For example, in December 2009, the Company acquired 100% of the equity of Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India) from UK-based Lornamead Group Limited and operating in the personal care category marketing fragrance products, bath and shower products and skin care products. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans.
          Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.
          As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our contracts with them. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed during the balance period of the contract, which could have an adverse impact on our revenues and profitability.
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
          Customers may subject us to litigation to seek damages for deficient services or for violating intellectual property rights.
          Our customers may subject us to litigation and seek damages for losses caused by allegedly deficient services. Customers may also subject us to litigation and seek damages for violating or misusing intellectual property rights. Our inability to provide services at the contractually agreed service levels or inability to prevent violation or misuse of our customers’ intellectual property could cause significant damage to our reputation and adversely affect our results of operations.
          Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
          Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
          In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2010, our management has performed an assessment of the effectiveness of the internal control over financial reporting.
          In connection with the audit of our consolidated financial statements for the year ended March 31, 2010, and as disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted investigations to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. Based on our review of the facts discovered during the investigations, we believe that the amounts embezzled were not material. See also Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 15 “Controls and Procedures” for additional information pertaining to our Audit Committee investigations, the findings and impact of the financial statement misstatements and other adjustments identified during the investigations and our evaluation and remediation of the material weaknesses identified in our internal controls over financial reporting as of March 31, 2009.
     We and our independent registered public accounting firm also identified the lack of internal controls that gave rise to this embezzlement and financial statement misstatements as material weaknesses in our internal control over financial reporting as of March 31, 2009. We have taken steps to address the underlying causes of the identified material weaknesses, primarily through the development and implementation of policies and controls, improved processes and documented procedures, the retention of third-party experts, and the hiring of additional accounting and finance personnel. The actions that we have taken were reviewed by our senior management with oversight by our Audit Committee. If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations. See Item 15 “Controls and Procedures” for additional information pertaining to our evaluation and remediation of the material weaknesses identified in our internal control over financial reporting as of March 31, 2009.
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
          If we fail to or are unable to implement and maintain effective internal controls over our financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
          As we disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted investigations to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. Based on our review of the facts discovered during the investigations, we believe that the amounts embezzled were not material. We have since recovered substantially all of the embezzled amounts. See also Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information pertaining to our Audit Committee investigations and the findings and the impact of financial statement misstatements and other adjustments identified during the investigation.
          We and our independent registered public accounting firm also identified the lack of internal controls that gave rise to this embezzlement and financial statement misstatements as material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. See also Item 15 “Controls and Procedures” for additional information pertaining to our evaluation and remediation of the material weaknesses identified in our internal controls over financial reporting as of March 31, 2009.
          We have taken steps to address the underlying causes of the identified material weakness primarily through the development and implementation of policies and controls, improved process and documented procedures, the retention of third party experts, and the having of additional accounting and finance personnel. We believe that though we have remediated the identified material weaknesses of March 31, 2010, any future reoccurrence of these issues or other material weaknesses or significant deficiencies may result in our inability to accurately report our financial results or report them within the timeframes required by law or exchange regulations. We cannot assure you that future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business and multinational operations. If material weaknesses or other significant deficiencies were to occur in future periods, our ability to accurately and timely report our financial position, results of operations or cash flows could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our ADSs on the New York Stock Exchange, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. See also Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 15 “Controls and Procedures” for additional information pertaining to our Audit Committee investigation, the findings and impact of the financial statement misstatements and other adjustments identified during the investigations and our evaluation and remediation of the material weaknesses identified in our internal controls over financial reporting as of March 31, 2009.

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
          We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price pricing, and contracts with features of both of these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. We could face greater risk when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers. Furthermore, when outsourcing work we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.
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
          The cost of providing our services, including the utilization rate of our professionals, affects our profitability. If we are not able to maintain an appropriate utilization rate for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:
•	our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces;

•	our ability to manage attrition; and

•	our need to devote time and resources to training, professional development and other non-chargeable activities.
          Our work with government clients exposes us to additional risks inherent in the government contracting environment.
          Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:
•	Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not reimbursable, then we will not be allowed to bill for them, or the cost must be refunded to the client if it has already been paid to us. Findings from an audit also may result in our being required to prospectively adjust previously agreed rates for our work and may affect our future margins.

•	If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy. Additionally, an allegation of improper activity, even if not proven, could result in adverse publicity and damage to our reputation and business.

•	Government contracts, and the proceedings surrounding them, are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts.

•	Political and economic factors such as pending elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.
          Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts
          We are exposed to fluctuations in the market values of our investment portfolio.
          Recent turmoil in the financial markets has adversely affected economic activity in the United States and other regions of the world in which we do business. Deterioration of the credit as well as debt and capital markets could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income.
          We are exposed to fluctuations in the interest rates for our borrowings.
          Recent turmoil in the financial markets has caused and can cause the borrowings rate to go up in the future. Deterioration in the interest rates could negatively impact our financial condition and reported income.
          Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.
          Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the Indian rupee. Because our financial statements are denominated in India rupee, fluctuations in currency exchange rates, especially the U.S. dollar against the Indian rupee, could have a material impact on our reported results.
          We also experience other market risks, including changes in interest rates of securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.
          Management’s use of estimates may affect our income and financial position.
          To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with a negative impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows. For a summary of significant accounting policies, refer Note 3 of the Notes to the Consolidated Financial Statements section.
          If the Securities and Exchange Commission were to disagree with the conclusion of KPMG India and our Audit Committee that KPMG India is independent for purposes of its audit of Wipro, certain of our financial statements might have to be re-audited by a new independent registered public accounting firm.
     As we disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted an investigation to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. During the course of our investigation of this matter, our Audit Committee learned that this employee had engaged in a number of personal financial transactions, of relatively small value, with a junior member of KPMG India’s audit team assigned to the Wipro audit engagement. After being advised of this information, our independent registered public accountants, KPMG India, commenced an internal investigation to determine the scope of the problem and to determine whether its independence with respect to Wipro had been impaired.
     During the course of its investigation, KPMG India considered other potential independence matters and took remedial measures to address issues identified. KPMG India concluded that it did not lack independence with respect to Wipro. Based on its review of the facts from KMPG India’s investigation and discussions with its external advisors, our Audit Committee concurred with KPMG India’s conclusion.
     KPMG India voluntarily reported the results of its investigation, to the SEC. We have received a voluntary document request from the SEC’s Division of Enforcement. The document request includes, among other things, issues relating to auditor independence. We are cooperating with the SEC’s request. The outcome of the SEC’s review of this matter is uncertain. A conclusion by the SEC that differs with the conclusions reached by KPMG India and our Audit Committee could have a material adverse effect on us and could, among other things, require us to retain new auditors and have our financial statements for one or more years re-audited.
          Risks Related to Investments in Indian Companies and International Operations Generally.
          We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, Government currency exchange control and changes in exchange rates and interest rates.

          Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.
          Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term, wage increases may reduce our profit margins. Furthermore, increases in the proportion of employees with lower experience, or source talent from other low cost locations, like Eastern Europe, China or South-East Asia could also negatively affect our profits.
          We would realize lower tax benefits if the special tax holiday scheme for units set up in special economic zones is substantially modified.
          The Government of India introduced a separate tax holiday scheme for units set up in special economic zones. Under this scheme, units in designated special economic zones which began providing services on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years.
          Recently there have been demands by legislators and various political parties in India that the Government of India should actively regulate the development of special economic zones by private entities. There have also been demands to impose strict conditions which need to be complied with before an economic zone developed by a private entity is designated as special economic zone. If such regulations or conditions are imposed it would adversely impact our ability to set up new units in such designated special economic zones and avail ourselves of tax benefits.
          Our profit for the period would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives.
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
          The Finance Act, 2000 phases out the 10-year tax holiday available to Companies that export software from specially designated software technology parks, or STPs, in India such that the tax holiday is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company’s undertaking. On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company’s undertaking. In July 2009, the Finance Act (No.2), 2009 again extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2011 or 10 years after the commencement of a company’s undertaking.
          The Finance Act, 2007 has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act (sections that provide tax holiday benefits) in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The Finance Act, 2010 has increased the rate of MAT, effective April 1, 2010, to 19.93% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10B of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid over normal tax payable that could be carried forward can be adjusted against our tax liability over the next ten years. Although MAT paid by us can be set off against our future income tax liability, our cash flows could be adversely affected.
          In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
          In recent years, the Government of India has introduced a tax on various services provided within India, including the maintenance and repair of software. In the Finance Act, 2008, the Government of India has included services provided in relation to information technology software under the ambit of a service tax, if it is in the course of or in furtherance of the business. Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there is no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.
          We are subject to U.S. tax on income, taking into account corresponding deductions, attributable to the permanent establishment in the United States due to operation of our U.S. branch. Such tax is assessed at a rate of up to 35%. In addition, we are subject to a 15% Branch Profit Tax, or BPT, in the United States on the “dividend equivalent amount” as the term is defined under U.S. tax laws. Based on the net profits of our United States branch for fiscal 2010 and the net assets held as of March 31, 2010 and March 31, 2009, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and affecting our profits negatively.
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
          Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of June 30, 2007 in Glasgow, the attacks in November 2008 in Mumbai and other acts of violence or war, such as the continuing conflict in Iraq and Afghanistan, have the potential to directly impact our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.
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
          For instance in April 2007, the Government of India announced a number of changes in its policy relating to the Special Economic Zones (“SEZs”) including specifying a cap on land available for SEZs. The Government is also considering making changes in its SEZ policy. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.
          Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
          Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant Government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies such as ours. If we are required to seek the approval of the Government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.
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
          The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:
•	if the transaction consideration is paid in cash, up to 400% of the networth of the acquiring Company;

•	If the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.
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
          We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. A substantial portion of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

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
          We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders.
          Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2010. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year). We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation — Material United States Federal Tax Consequences — Passive foreign investment company.”
Item 4. Information on the Company
History and Development of the Company
          Wipro Limited was incorporated on December 29, 1945 as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956, or the Companies Act. We are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. In October 2000, we raised gross aggregate proceeds of approximately $131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.

          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology or IT services, IT products, Consumer Care and Lighting Products and Eco-energy. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2010, 92% of our operating income was generated from our IT Services business segment. For the same period, IT Products business segment represented 3% of our operating income and Consumer Care and Lighting and Others business segment including reconciling items, represented 5% of our operating income.
          We incurred capital expenditure of Rs. 16,746 million and Rs. 12,631 million during the fiscal years ended March 31, 2009 and 2010, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segment. As of March 31, 2010, we had contractual commitments of Rs. 2,782 million ($62 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2010.
     Industry Overview
     IT Services
          According to NASSCOM Strategic Review Report 2010, IDC forecasts a cumulative annual growth rate (CAGR) of over 4.08% in worldwide IT services and IT enabled services (IT-ITeS) spending and a CAGR of over 6.18% in offshore IT spending, for the period 2008-13. The combined market for Indian IT-ITeS in fiscal 2010 was nearly $63 billion. Key factors supporting this projection are the growing impact of technology led innovation, the increasing demand for global sourcing and gradually evolving socio-political attitudes.
          IDC forecasts worldwide IT services spending of approximately $695 billion by 2013, reflecting a compound annual growth rate, or CAGR, of 3.3%. However, Forrester US and Global IT Market Outlook Q4 2009 , predicts that U.S. IT market will grow by 6.6% in 2010 following a drop of 8.2% in 2009. Companies are increasingly turning to offshore technology service providers in order to meet their need for high quality, cost competitive technology solutions. Technology companies have been outsourcing software research and development and related support functions to offshore technology service providers to reduce cycle time for introducing new products and services.
          Following are key factors contributing to the growth of India-based IT services:
•	India based sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs and productivity gains that can be derived from having a very competent employee base. According to NASSCOM’s Strategic Review Report 2010, the cost advantage achievable from outsourcing to India is unlikely to go away due to an absolute cost advantage vis-à-vis other key markets and the prospect of further reductions in infrastructure and overhead costs. According to NASSCOM’s Strategic Review Report 2010, despite operating cost increase in offshore locations, India will still have substantial cost arbitrage of around 60% in 2015.

•	India-based IT companies have proven their ability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to NASSCOM’s Strategic Review Report 2010, India based centers (both Indian firms as well as MNC owned captives) have earned more quality certifications than any other country, over 571 India based centers (both Indian firms as well as MNC owned captives) had acquired quality certifications with 43% companies certified SEI CMM Level 5 and 164 companies had acquired security certifications.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2010, the Indian IT industry employed nearly 2,286,000 software professionals as of 2009-10, making it one of the largest employers in the IT services industry. According to the same report, India has the largest pool of suitable off-shore talent.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

•	The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to allow private participation, with the cost of international connectivity declining rapidly and service level quality improving significantly. This cost advantage is likely to continue due to lower penetration levels and a growing consumer base.

          India is also a leading destination for IT enabled services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub. According to NASSCOM Strategic Review Report 2010, the worldwide BPO market is expected to touch $148 billion by 2013, representing a compounded annual growth rate, or CAGR, of 6.11%.
          According to IDC’s report — India domestic IT/ITeS market top 10 predictions for 2010, the India domestic IT/ITeS market growth rate will come down from an average of 24% recorded during 2003-08 to an average of 14.6% from 2009 to 2013.
          In India, the IT services market is estimated to account for 39% of the domestic IT industry. The growth in the Indian IT services market is estimated to be around 12% in US$ terms. The key verticals driving the growth of the IT services market are Retail, Government, Healthcare, Telecom and Manufacturing.
IT Products
          According to NASSCOM Strategic Review Report 2010, IDC forecasts that worldwide hardware spending will increase from $600 billion in 2008 to $680 billion in 2013, representing a compounded annual growth rate, or CAGR, of 2.53%.
          According to IDC, the hardware market account for 39% of the Indian hardware industry. The key components of the hardware industry are servers, clients (desktops and laptops), storage devices, peripherals and networking equipments. The overall hardware growth is projected at 8% for the India market with Storage and networking products leading growth within this segment in 2010.
          According to NASSCOM Strategic Review Report 2010, the hardware market in India is estimated to account for 39% of the domestic IT industry, growing at about 3% in 2010. Personal computers (including desktops and notebooks) continue to be purchased at higher rates than other products in the hardware market. As prices come down, notebooks are increasingly being adopted as the computing device of choice. For the desktop segment, consumers are showing an increasing trend of moving away from locally assembled items towards branded products with relatively higher end configurations.
Consumer Care and Lighting
          The consumer care market includes personal care products, soaps, toiletries, infant care products, modular switch lights and modular office furniture. We have a strong brand presence in a niche segment and have significant market share in select regions in India. In addition, we have a strong presence in the market for personal care products in south-east Asia and Middle-East Asia.
          AC Nielsen estimates that India is amongst the fastest growing geographies for FMCG, with a 2009 growth rate of 14.0% for the non-food segment, largely led by price increases. This market is estimated to grow at a CAGR of 8% — 10% for the period 2010-2013. The household and personal care FMCG market in the other Asian countries in which we operate including Malaysia, Vietnam and Indonesia, are expected to grow at a CAGR of 8% for the period 2010-2013.
          The Indian domestic market for institutional lighting and office modular furniture is estimated at U.S. $600 million and is expected to grow at the rate of 10% to 15% for the period 2010-2011. Key sectors contributing to the growth are expected to be modern work spaces, IT-ITeS, Retail, Healthcare and Government Infrastructure spending.
          We expect to increase our market share organically in our identified geographies. In addition we continue to look at acquiring established brands which complement our brand presence and distribution strengths.
Business Overview
          We are a leading global IT services company. We also provide outsourced research and development, infrastructure outsourcing, BPO and business consulting services. We have been acknowledged among leading offshore providers of technology services by Gartner Inc, Forrester Research Inc and other leading research and advisory firms. In April 2009, Forrester ranked Wipro as the leader in Global IT Infrastructure Outsourcing services based on an evaluation of various criteria including client references. In terms of other achievements, we won the 2010 Global Impact award from Metro Atlanta chamber of commerce under the category of economic development, foreign direct investment. In February 2010, we also won NASSCOM IT Innovation Award in process innovation category for the year 2009.
          We provide a comprehensive range of IT services, software solutions, IT consulting, business process outsourcing or BPO services and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world, to develop and integrate solutions which enable our clients to leverage IT for achieving their business objectives. We use our quality processes and global talent pool for delivering time to development advantage, cost savings and productivity improvements.
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
Pursue selective acquisition of companies
          Acquisitions are an inherent part of our corporate strategy. In the last three fiscal years, we have made several acquisitions, including the acquisition of Infocrossing Inc. and its subsidiaries (“Infocrossing”), Unza Holding Limited (“Unza”) and Citi Technology Services Limited. In December 2009, we acquired Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India), operating in the personal care category marketing fragrance products, bath and shower products and skin care products. We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provides greater scale to grow our earnings and increase stockholder value. In pursuing acquisitions, we also focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved out of client premises to leverage our global delivery model and realize higher margins.
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
          Our IT Services segment accounted for 75% of our total revenues for each of the years ended March 31, 2009 and 2010, respectively. Our IT Services segment accounted for 93% and 92% of our total operating income for the years ended March 31, 2009 and 2010, respectively.

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
Increase the number of clients and penetration with such clients of our IT Services business
          We intend to increase the number of our clients through a dedicated sales team focused on new client acquisition and increasing our presence in Europe and Asia. Our goal is to make new client accounts generate at least $1 million in annual revenues within twelve months of opening each account. Through our MEGA and GAMA account initiative our dedicated key account management team focuses on growing identified customers to over $100 million and $50 million of annualized revenues, respectively. The number of customers from whom we derived annualized revenues in excess of $50 million is 16 as of March 31, 2010.
Service offering
          Our IT Services business segment is a leader in providing IT services to companies across the globe. We provide our clients customized IT solutions to improve their business competitiveness. We offer these services globally through a team of over 108,000 professionals. This business segment accounted for 75% of our revenue and 92% of our operating income for the year ended March 31, 2010. Our service offerings include:
          Consulting: We leverage our domain expertise and knowledge base in specific areas to provide consulting services. Our service offering includes business transformation services, process excellence, functional excellence, enterprise architecture consulting, Governance, risk and compliance and Government consulting.
          For example we were engaged by one of the world’s largest brewers for a transformation project to bring in standardization in the transitioned processes at its shared services center, implement world class tools and technologies, and bring in process improvement. We have identified various gaps and areas of improvement in the processes and various sub-projects are implemented simultaneously to simplify processes, increase process efficiency and reduce costs, resulting in reduction in efforts.
          Total Outsourcing: Wipro Total Outsourcing (TOS) services are targeted at achieving maximum value by providing end-to-end best of breed IT practices for your business. From technology optimization to mitigating risks, we fulfill customer constant IT infrastructure and application demands while evaluating, deploying and managing flexible, responsive and economical solutions. Through our acknowledged quality processes and program governance frameworks, we help customer achieve and sustain business momentum. Through our TOS offering, we have helped organizations strategize, integrate, manage, maintain and sustain their IT infrastructure to emerge stronger in their respective domains. Our customers outsource their IT requirements to us, thus enabling them to focus on their core competencies. Our Total Outsourcing proposition delivers improved business benefit by effectively managing Information Technology life cycle of the organization and helps enhance shareholders value.
          Enterprise Technology Integration: Our integration services include consultancy, system integration and project management of IT services that provide application and enterprise systems integration, business continuity planning, contact center infrastructure, data centers, disaster recovery services, enterprise management, network integration, platform integration, retail automation and security infrastructure services. Being a pure-play system Integrator, we deliver the best of breed solutions to customers with our vendor agnostic approach.
          Infrastructure Management Services: Our global delivery model offers ‘best-shore’ solutions by leveraging our offshore, onsite and ‘nearshore’ centers, along with our global alliances. Our ‘Follow the Sun’ principle enables round-the-clock productivity making 24x7 support a reality. We thus ensure business continuity where work can be seamlessly transferred to other support centers. Our range of alternate delivery models and its strength in process and quality excellence ensure Service Quality Assurance. Our service delivery models are dedicated to ensure the high availability of your IT infrastructure and applications. From assuring customers of the highest security to quality processes, we provide customer businesses a competitive edge in the market. To meet the varying needs of different organizations, we adopt a flexible approach to service delivery through onsite, multi-site and offsite engagement models. We offer Remote Monitoring and Support Services from our Global Command Centers (GCC) and Global Service Management Centers (GSMC) spread across India, Middle East, Malaysia, US, UK and Eastern Europe.
          Enterprise Application Services: Our Enterprise Application Services (EAS) proactively assists organizations in their business transformation initiatives and offers strategic vision which aims at redesigning business processes, thus helping reduce total cost of ownership (TCO), increase ROI and improve productivity. We offer skilled resources and best-in-class technology for implementation, upgrades, consolidation and enhancement.
          Our services under EAS include:
          Enterprise Resource Planning: Our ERP expertise is driven by dedicated partnerships with ERP software providers like SAP, Oracle (including PeopleSoft and JD Edwards) and Microsoft. Mapping functionalities of ERP applications against business requirements, we provide consulting, implementation, upgrades, application management and SOA services across financial management and human capital management domains.
          Supply Chain Management: We deliver business consulting and technical integration services for Supply Chain Management (SCM) through our strategic alliances with SAP, Oracle, i2, Ariba and Manugistics. We recognize our customer’s need for a strong supply chain management that would release entrapped value in the supply chain and facilitate collaboration, between the internal and external stakeholders of the company. Our SCM services include collaboration demand and supply planning, integrated manufacturing planning and execution, Logistics and fulfillment management, strategic sourcing, procurement and spend analysis and supply chain visibility.
          Customer Relationship Management: Our CRM project execution is mainly driven by our in-depth experience in providing end-to-end CRM solutions to Fortune 500 companies. We are leading partners with Oracle Siebel, SAP CRM, Microsoft Dynamics CRM and salesforce.com and leverage these partnerships to provide CRM services, ranging from consulting and implementation to upgrades and application management services.
          Testing Services: We are one of the largest Offshore Testing Services providers, with over 8,300 dedicated employees and over 350 customers across the globe, including engagements with many Fortune 500 companies. Our service portfolio in testing covers many user needs from product/ application concept to deployment, and across the stages of the product/ application life cycle.
          Product Engineering Services: With our strong domain knowledge, leading connectivity IP portfolio and a strong manufacturing ecosystem (Silicon, PCB, and product assembly) and consulting practice, we are suitably placed to provide customers the lowest possible TCO without sacrificing product quality. We have the technical capability and domain knowledge to quickly turn around a product design from requirements to proof of concept or prototypes. We have a dedicated product development teams for Telecom, computing and embedded industry segments.

          Customized applications: We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.
          Application Development: We offer well-defined and mature application development processes over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications.
          Application Management Services: Our proven application maintenance capability, offers unique and innovative solutions for managing customers application IT estate efficiently. We have invested on customer-centric business models (FlexDelivery) to provide predictable, scalable and cost effective delivery paradigms.
          Business Technology Services (BTS): We provide a comprehensive range of Business Technology Services primarily to Fortune 1000 and Global 500 companies to meet their business needs. Business Technology Services helps customers realize high business value by incorporating information strategy, business collaboration, business integration and managing IT risk, across the value chain of the enterprise. We are at the forefront of building business and technology solutions and IPs, applying advanced technology areas including cloud computing, sustainability, mobility, social computing and analytics among others. Our solutions enable organizations to drive critical business outcomes leveraging information technology. Our business technology services have served clients from a range of industries including Energy and Utilities, Retail, Financial Services, Technology, Media and Entertainment and Healthcare. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate defects in execution.
          Our offerings under BTS include:
          Business Intelligence and Information Management: Our Information Strategy framework is geared to move organizations from a network of silos to an enterprise that unleashes value by leveraging information as a ‘Strategic Enterprise Asset’.
          We offer comprehensive services across:
•	Information lifecycle management which includes Enterprise Data Warehousing Master Data and Metadata Management etc.

•	Business intelligence that helps organization improve operational efficiencies

•	Business Analytics that helps organizations plan and optimize business outcomes
          Enterprise Performance Management to measure financial performance and other strategic target.
          Portals and content management: We provide consulting, design development, integration and support services for portal services and content management solutions to clients across a multitude of industries. Our enterprise portal capabilities enhance value to customers through innovative offerings in areas of usability, Web 2.0 offerings, enterprise portals, enterprise search and e-commerce.
          Enterprise business integration: Our business integration solutions and services have enabled clients to collaborate with business processes across the extended supply chain and access accurate, real- time information exchange. The services offerings span Enterprise Application Integration, Business to Business Integration, Packaged Application Integration, Appliance Based Integration, Service Oriented Architecture (SOA), Legacy Modernization, e-Mobility, RFID, GRID Computing and GIS.
          Enterprise security solutions: We offer comprehensive security solutions that streamline security technologies and management processes to mitigate security risks. Our services span the entire IT Security spectrum and include Advisory, Transformation and Managed Solutions and services. The objective is to enhance IT security while ensuring maximum Return On Security Investment (ROSI).
          Business Process Management (BPM): As one of the leading global BPM solution providers, we provide a comprehensive set of business process engineering and management solutions. Our combination of strong industry knowledge, business process consulting expertise, technology leadership and proven best practices enable customers to reduce time to market, achieve greater agility and accelerate ROI from their Business Process Management initiatives.
          Service Oriented Architecture(SOA): We view SOA as the key to enable business benefits. It helps organizations to strategically align IT to their business process transformation needs. We provide consulting, business process and technology transformation solutions based on SOA leveraging our business, technology & infrastructure assets. The comprehensive service set includes Enterprise SOA Transformation Services, SOA Business Process Services, SOA Package Application and Application Integration Solution, SOA System Integration services, Legacy migration and infrastructure services and platform enabled BPO services.
          Legacy Modernization: Our Legacy Modernization Services provide organizations a strong foundation for business growth while preserving existing investments and lowering costs of operation. Our Legacy Modernization Services is about preserving the business logic of existing systems while adapting to modern technologies like J2EE/.NET using a SOA framework and extending the value of existing legacy systems through different approaches.
          eMobility: We help customers by delivering mobile solutions for Business to Business (B2B) and Business to Consumer solutions (B2C). We provide consulting, system integration, development and support services in the wireless and mobile application space.
          Project and Portfolio Management: Our Project and Portfolio Management Solutions (PPM) group provides technology-enabled solutions for Enterprise Portfolio Management (EPM), IT Governance, Program Management Office (PMO) initiatives, project management, new product development, and related areas. We assists our global customers in implementing PPM best practices to better manage their portfolio of business investments and align business with IT. The PPM group engages with customers to conduct PPM assessments, build roadmaps, select the technology (PPM tool) and conduct multi-phase implementations.
          Business Process Outsourcing (BPO) Services: Wipro BPO is one of India’s leading offshore BPO providers. Wipro BPO enables clients to improve the quality of their processes, reduce costs and realize benefits of scale. Wipro BPO is uniquely positioned to service customer requirements by leveraging its quality and innovation, talented employees, self sustaining process framework and domain knowledge. We offer customized service offerings; that translate into flexible and cost effective services of the highest quality for our customers. For example, for a leading telecom company located in multiple locations and operating in multiple languages, we transitioned the back office work related to finance and accounting, order management and procurement streams. We have transformed the business in three phases — understanding operations capabilities, process improvement approach deployment and accelerated transformation. These phases involve resource realignment and cross skilling to optimize the capacity utilization, standardization of similar processes for multiple locations to allow optimization of resources and eliminating redundancies, automation/transformation of the processes to reduce the manual efforts using our Base))) methodology, value stream mapping to re-engineer the processes resulting in reduction in turnaround time and releasing bandwidth. We also applied Six Sigma methodology to reduce defects in the processes, right shoring to benefit from outsourcing to low cost geographies, IT transformation and application rationalization. This has resulted into sustained cost saving to the customer.
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
          The Offshore Development Center. We are among the few IT services companies in India which pioneered the offshore development model for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all of our projects, we endeavor to increase the proportion of work performed at the ODCs in order to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.
          The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in various locations including Atlanta and Nashville in the USA, Monterry in Mexico, Curitiba in Brazil, Reading in the U.K., Kiel in Germany, Shanghai and Chengdu in China, Cebu in the Philippines, Bucharest in Romania, Sydney, Adelaide and Melbourne in Australia and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.
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

	Number of clients in
	Year ended	Year ended
	March 31,	March 31,
Per client revenue($)	2009	2010
1-3 million	207	180
3-5 million	67	60
>5 million	153	166

Total > 1 million	427	406

          The largest client of our IT Services segment accounted for 3% of the total revenues from such segment for the fiscal years ended March 31, 2009 and 2010, respectively. For the same periods, the five largest clients of our IT Services segment accounted for 11% of total IT Services revenues.
Sales and Marketing
          Our headquarters are located in Bangalore, India. We sell and market our IT Services primarily through our direct sales force, across several locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:
•	by the vertical market segment of our client’s business;

•	by the geographic region in which our client is located; and

•	by the specific practice specialization or skill set that our client requires.
          We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Through our MEGA and GAMA account initiatives our dedicated key account management team focuses on growing identified customers to over U.S. $100 million and U.S. $50 million of annualized revenues, respectively. For our MEGA and GAMA customers, we have dedicated Client Engagement Managers who own responsibility to both sell a value proposition to the customer and then delivering the same. Our IT Services business also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team in IT Services excluding Indian IT Services and Infocrossing has increased from 498 personnel as of March 31, 2009 to 511 personnel as of March 31, 2010. We intend to expand our global marketing efforts through increased presence in targeted geographical regions. In addition, we have a global programs team which is focused on identifying and winning large outsourcing engagements across verticals. Our Consulting team also works with clients to assist them in charting out best-in-class IT and functional architecture, processes and infrastructure requirements.
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
IT Products
          Our IT Products segment provides a range of IT products encompassing computing, storage, networking, security, and software products. Under this segment, we sell IT products manufactured by us and third-party IT products. Our IT Products segment accounted for 13% and 14% of our total revenues for the year ended March 31, 2009 and 2010, respectively. Our IT Products segment accounted for 3% of our operating income for each of the year ended March 31, 2009 and 2010, respectively.
Our Strategy
          We plan to grow in the IT Products market by focusing on:
•	Positioning — build enhanced solution capabilities to position ourselves as a Valued Added System Integrator;

•	Geo expansion — we are expanding our market address into newer geographies;

•	Vertical focus — higher customer engagement through industry focused solutions;

•	Product-line expansion
o	new form factors and functionalities to address a broader spectrum of users branded under “e.go”

o	high-end Itanium servers and modular storage
•	Alliances — realign existing and form new alliances, leverage alliance partnerships for joint GTM with Wipro. Partner with emerging technology providers to improve market address and develop new streams of revenue;

•	Delivery and Operational Excellence- drive delivery and operational excellence through industry standard processes and global best practices for better customer satisfaction (CSAT) and cost optimization.

Products
          Our range of IT Product comprises the following:
          Wipro Manufactured Products. Our manufactured range of products comprises desktops, notebooks, NetPower servers and super computers. To cater to a wider range of customers, under the personal computing category, we have launched a new series branded as “e.go”. We now offer form, factors and functionalities that cater to the entire spectrum of users — from individuals to high-end corporate entities.
          Enterprise Platform. Our products under this category comprise design and deployment services for RISC servers, Application servers, Databases, Unix OS and Server computing resource management software.
          Networking Solutions. Our products under this category comprise design, deployment and audit of enterprise wide area network (WAN), wireless LAN and unified communication systems.
          Software Products. Our products in this category, comprise enterprise application, data warehousing and business intelligence software from world’s leading software product companies.
          Data Storage. Our products under this category comprise network storage, secondary and near line storage, backup and storage fabrics.
          Contact Centre Infrastructure. Our offerings include Switch Integration, Voice Response Solutions, Computer Telephony Interface (CTI), Customized Agent Desktop Application, Predictive Dialer, Customer Relationship Management, Multiple Host Integration, Voice Logger interface.
          Enterprise Information Security. Security products include single signon, firewalls.
          Emerging Technologies. Technology optimization in web and WAN acceleration, virtual computing in data centre, IP video solutions
Our Clients
          The clients for our IT Products segment range from single users to large enterprises. We provide our offerings to enterprises in the Government, defence, IT and IT- enabled services, telecommunications, manufacturing, utilities, education and BFSI sectors. We have a diverse range of clients, none of whom account for more than 10% of our IT Products business segment revenues.
Sales and Marketing
          We sell and market our manufactured products through our direct sales force, national distributor network and resellers. The direct and indirect teams are distributed geographically. We resell the enterprise products through our direct sales force.
          Our direct sales teams are organized in three ways:
•	by customer segment — Uber, Enterprise and Corporate;

•	by geography — region in which our client is located; and

•	by verticals — vertical the client may fall under eg; BFSI , Telecom. The vertical teams are aligned to the Uber and Enterprise accounts.
          We use an integrated team sales approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability. Global Products gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.
Competition
          The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, CMC and Redington. The international competitors are IBM, Esys, Ingram, Dell, HP, Lenovo, Acer, Sony, and Toshiba.

          We are witnessing higher pricing pressures due to:
•	commoditization of manufactured products business;

•	increasing number of players in the IT Products market; and

•	higher focus on Indian markets by all leading IT companies
          Nonetheless, we are favorably positioned due to our quality leadership, expertise in targeted select markets and our ability to create client loyalty by delivering value to the customer.
Consumer Care and Lighting
          Our Consumer Care and Lighting business segment focuses on niche profitable market segments in personal care in specific geographies in Asia and Africa, as well as office solutions in India. We successfully leverage our brands and distribution strengths to sustain a profitable presence in the personal care sector, including personal wash, fragrances, hair and skin care, male toiletries and household lighting products. Our office solutions include lighting products, modular switches, modular furniture and security solutions. Our Santoor brand is the third largest in India in the soap category, and Safi brand is the largest Halal toiletries brand of Malaysia. With the acquisition of Yardley, we have a stronger presence in the Middle East, and have made our first foray into the luxury segment of personal care. Our Consumer Care and Lighting segment accounted for 8% of our total revenue for each of the years ended March 31, 2009 and 2010, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the year ended March 31, 2009 and 2010, respectively.
          Our Consumer Care and Lighting business segment focuses on niche profitable market segments. We began with the hydrogenated oil business in 1945, and have continued to expand our business, currently offering a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, personal care products, wellness products, light bulbs and fluorescent tubes, and lighting accessories.
Products
          Personal care products. Our range of personal care products include deodorants and fragrances, hair care, bath and shower, skin care and other personal care products. We have about 48 brands including brands like Yardley, Enchanteur, Safi, Eversoft and Romano.
          Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include Santoor, Chandrika, Wipro Active, Wipro Baby Soft, a line of infant and child care products that includes soap, talcum powder, oil, diapers and feeding bottles and the Wipro Sanjeevani line of wellness products.
          Lighting. Our product line includes modular switches, incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, retail stores, software development centers and other industries. We have also rolled out security solutions for household and institutional consumers.
          Office Modular Furniture. Our product line of modular furniture is for office use such as workstations, storage and chairs. We operate both in commercial and retail markets. We sell our products to software development centre, banks and financial institutions, insurance companies and manufacturing companies who are in the process of setting up new facilities or expanding their current workspaces.
Sales and Marketing
          We market and sell our personal care products through a host of distribution channels which include modern retail outlets, hypermarts, supermarts, traditional retailers, van operators and wholesalers. We sell and market our consumer care products primarily through our distribution network in India, which has access to 4,700 distributors and 1.6 million retail outlets throughout the country. We sell significant portion of our lighting products to major industrial and commercial customers through our direct sales force, from 34 sales offices located throughout India.
          In our other geographies, led by Malaysia, Vietnam, Indonesia and Greater China, we have direct access to over 180,000 retail outlets, with a significant presence in the fast growing modern trade.
          In India, we leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with the aid of advertising campaigns and promotional efforts targeted at specific regions of India. We intend to introduce acquired personal care product brands to establish our presence in the markets for personal care products in India.

Competition
          In the personnel care products market, we face competition primarily from multinational companies like Unilever, Proctor and Gamble, Johnson & Johnson and Loreal, and in office solutions and lighting products market from multinational companies like Philips and General Electric. Certain competitors have recently focused on sales strategies designed to increase sales volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.
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
Others
          Our Others segment includes our infrastructure engineering business. We are the world’s largest third-party manufacturer of hydraulic cylinders. The Others segment is centered on our mobile construction equipment business and our material handling business. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. We have a global footprint in terms of manufacturing facilities in Europe and India and sell to customers across the globe. Our main competitors include, UT Limited (India), Dongyong, Sundaram Hydraulics and Dantal and overseas suppliers such as the Kayaba, Precision Hydraulics Company, Hyva (in tipping business).
          While the current financial year has seen a decline in global sales volumes, we believe that the fundamentals of the infrastructure engineering business remain intact. Our strategy is to increase our global market share through:
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
          Our Others segment, including reconciling items accounted for 4% and 3% of our total revenues for the year ended March 31, 2009 and 2010, respectively. Our Others segment, including reconciling items accounted for (2)% and (1)% of our operating income for each of the year ended March 31, 2009 and 2010, respectively.
Raw Materials and Manufacturing
          The primary raw material for our hydraulic cylinder products are steel tubes, rods, casting and cylinder bottom. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of most raw materials vary due to various economic factors.
          We have 8 manufacturing facilities across Asia and Europe with 3 facilities in India, 4 in Sweden and 1 in Finland. We also have a sales office in China.

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
Service offerings in emerging growth areas
          We focus on identifying emerging growth areas and developing service offerings in these areas. Our strategy to enable the 21st century global enterprise centers around delivering systems integration and transformation led solutions. We believe that technology innovation and service delivery innovation form key elements of these solutions.
          We are heavily focused in investing in technologies that enable the 21st century enterprise. The technology areas include cloud, collaboration technologies, green technologies, mobility, social computing, information management and security solutions. In addition we continue to innovate our delivery model towards building differentiation capability in our offerings. The innovation focus in delivery is centered around 4 areas i.e. non-linearity, productized solutions, development accelerators & systems integration.
          Non linearity: in Service delivery is achieved through creating IP, differentiated services and platforms, automation through accelerators and flex delivery for driving standardized outcomes.
          Productized Solutions: These include Business solutions (Transformation, Process): Telco in a box, Retail ecommerce, Remote diagnostics, Carbon management as well as Technology solutions that comprise (Platform, Product Engg): wSaaS, base, Digital TV solutions, Bluetooth IP.

          Systems Integration: These include Domain solutions implementation (Core banking — BFSI, OSS/BSS-Telecom, HIS-Healthcare, PoS-Retail, MES — Manufacturing, Smart metering — E&U), Major ERP upgrades, Infrastructure systems integration, Enterprise management system & Private application cloud.
          Development Accelerators: These include process accelerators and frameworks for automating and hence speeding up delivery.
Broad range of research and development services
          Due to our strengths in research and development services we are well positioned to benefit from the recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2010, Indian Research and Development and Engineering services comprising embedded systems/solution as well as other product engineering development services is estimated to reach U.S. $7.9 billion in revenues in 2010. The recurring nature of revenues from research and development services helps in mitigating the cyclical nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles.
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
Established track record with premier international customer base
          As of March 31, 2010, our IT Services segment had 845 active clients. We have approximately 166 customers from whom we derived annualized revenues in excess of $5 million for the fiscal year ended March 31, 2010. We believe that having an established base of high quality, high technology clients provides us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
Ability to access, attract and retain skilled IT professionals
          We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In February 2007, we were awarded the Dale Carnegie Global Leadership Award in recognition of our emphasis on the development of human resources, innovation and organizational creativity. As of March 31, 2010, in our IT Services business we had over 108,000 professionals. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan and a productivity bonus plan since October 1999.

Robust systems and processes to support growth in business
          We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. We calibrate our recruitment strategies based on the demand outlook. This has resulted in industry leading resource utilization levels. Our employee base in our IT Services segment grew from approximately 9,900 employees as of March 31, 2001 to approximately 108,000 employees as of March 31, 2010. During the same period, our revenues from our IT Services segment have grown from Rs. 17,816 million to Rs. 202,490 million.
Broad distribution network and strong sales force in India
          We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 175 channel partners throughout India, and focuses on medium and small enterprises. For our Consumer Care and Lighting products segment, we have access to more than 1.6 million retail outlets in India. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.
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
Markets and Sales Revenue
          Our revenues for the last two fiscal years by geographic areas are as follows:

	(In millions)
	Year ended March 31,
	2009		2010
India	Rs.	54,945	Rs.	62,179
United States		115,022		119,537
Europe		57,109		56,780
Rest of the world		28,262		32,745

	Rs.	255,338	Rs.	271,241

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
          As of March 31, 2010, we hold more than 1,100 registered trademarks, including registered community trademarks in India, Japan, the U.S., Malaysia and the British Virgin Islands. We also have 18 registered copy rights and 11 registered Designs. We have about 12 applications and 5 applications pending for registration of Designs and Copyrights respectively.
          We have 115 registrations completed with respect to WIPRO and the Flower logo trade marks in 80 territories across the world (including Madrid protocol countries) and more than 200 trademark applications pending registration. These overseas registrations also include our applications in the EU (via the Community Trade Mark). We have also more than 200 trademark applications pending in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka, etc. We have been granted about 67 registered patents (including patents granted to our subsidiaries) and have about 72 pending patent applications (including unpublished applications). We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.
Effect of Government Regulation on our Business
          Regulation of our business by the Indian Government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws and tax holiday for operations in notified economic zones. The tax holiday for our facilities located in STPs is due to expire in fiscal 2011. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian Governments since 1991, including the current Indian Government. Further, there are restrictive parts of the Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant Government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.
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
Organizational Structure
          Our subsidiaries as of September 30, 2010 are provided in the table below.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
		Infocrossing. LLC,	U.S.
cMango Pte Limited			Singapore
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India
Wipro Travel Services Limited			India
Wipro Consumer Care Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro Information Technology Netherlands BV (formerly RetailBox BV)		Netherlands
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
	Wipro Technologies Oy		Finland
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Wipro Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain
	Wipro Yardley FZE		Dubai
Wipro Australia Pty Limited			Australia
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Planet PSG SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Chandrika Limited			India
WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.
Wipro Technology Services Limited			India
Wipro Airport IT Services Limited			India
Wipro Yardley Consumer Care Private Limited			India
Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd			China
All the above direct subsidiaries are 100% held by the Company except that we hold 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 76% of the equity securities of Wipro Airport IT Services Limited.
As of March 31, 2010, we also held 49% of the equity securities of Wipro GE Medical Systems Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Wipro Unza Holdings Limited, Wipro Holding Austria GmbH and Wipro Portugal S.A, are as follows :

Country of
Step Subsidiaries	Step Subsidiaries		Incorporation
Wipro Unza Company Pte Limited			Singapore
Wipro Unza Indochina Pte Limited			Singapore
	Wipro Unza Vietnam Co., Limited		Vietnam
Wipro Unza Cathay Limited			Hong Kong
Wipro Unza (China) Limited			Hong Kong
	Wipro Unza (Guangdong) Consumer Products Limited		China
PT Unza Vitalis			Indonesia
Wipro Unza (Thailand) Limited			Thailand
Unza Overseas Limited			British virgin islands
Unzafrica Limited			Nigeria
Wipro Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza (Malaysia) Sdn Bhd		Malaysia
		UAA (M) Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
Wipro Holding Austria, GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France
Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany

a)  All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.
The List of controlled trusts are:

Name of Entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA
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

          We operate fifteen manufacturing sites, aggregating approximately 1.4 million square feet and approximately 4.2 million square feet of land. We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Mumbai, Chennai and Pondicherry, India. We have leased on a long-term basis four facilities located in Waluj, Haridwar, Kotdwar and Baddi, India. We own approximately 946,090 square feet of production and warehousing facilities in Indonesia, Vietnam and Malaysia. We also own approximately 344,000 square feet of production facilities in Sweden.
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
Material Plans to Construct, Expand and Improve Facilities
          As of March 31, 2010, we have capital commitments of Rs. 2,782 million ($62 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2010.
Legal Proceedings
          In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, we are not party to any pending legal proceedings whose resolution can have a material impact on our financial position. Please see the description of our tax proceedings before the Deputy Commissioner of Income, Tax, Bangalore, India, under the section titled “Income Taxes” under Item 5 of this Annual Report.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
(in millions, except share data and where otherwise stated)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction
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
          Our IT Products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and Middle East region.
          We also have a notable presence in the markets for consumer products and lighting and infrastructure engineering.
Recent Developments
     Audit committee investigation
     As we disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted an investigation through an internal investigation team to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. Based on our review of the facts discovered during the investigation, we believe that the amounts embezzled were not material. We have since recovered substantially all of the embezzled amounts.
     As a result of the investigation of the embezzlement, our Audit Committee also commenced an external investigation, and engaged independent legal counsel and the forensic accountants they engaged, to evaluate certain issues that were discovered during the internal investigation, including the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. This investigation has since been concluded and the report of the independent legal counsel engaged to conduct the investigation was submitted to our Audit Committee on November 10, 2010. Our Audit Committee discussed and agreed with the findings and conclusions of this report.
     Findings and conclusions
     Based on its investigation, the Audit Committee concluded there were certain accounting entries that were either erroneous, unsupported by documentation, or both, primarily in two accounts. However, our Audit Committee concluded there was insufficient evidence to support a conclusion that any member of current management engaged in intentional wrongful conduct. These accounting entries have been corrected as of March 31, 2010.
     Further, based on our review of the findings and conclusions made by the independent legal counsel and the forensic accountants they engaged, we believe that the impact of the misstatements identified during the investigations together with other uncorrected audit adjustments are not material, individually or in the aggregate, (based on assessments of both quantitative and qualitative factors) to our annual consolidated financial statements prepared under IFRS for the years ended March 31, 2010 and March 31, 2009 as reported in this Form 20-F. If we were to make these corrections to the consolidated financial statements in the respective annual periods, the profit before tax and profit after tax for the year ended March 31, 2010 reported in this Form-20F would have been higher by 1.0% and 2.1%, respectively. Similarly, the profit before tax and profit after tax for the year ended March 31, 2009 would have been higher by 1.9% and 1.5%, respectively. The impact on the operating income of our IT Services segment would have been 1.7% and 3.1% for the years ended March 31, 2010 and March 31, 2009, respectively. The impact has been computed based on the roll-over method prescribed under SAB 108.
     Similarly, if we were to make these corrections to our financial statements prepared under U.S. GAAP for the fiscal year ended March 31, 2009, the reported profit before tax, profit after tax and operating income of our IT services segment would have been higher by 2.5%, 2.3% and 3.4%, respectively. We believe these misstatements are not material, individually or in the aggregate, (based on assessments of both quantitative and qualitative factors) to our annual consolidated financial statements prepared under U.S. GAAP for the year ended March 31, 2009. The impact has been computed based on the roll-over method prescribed under SAB 108.
     We have also evaluated the impact of the above matters and the financial statement misstatements with respect to our condensed consolidated quarterly financial statements prepared under IFRS for all the quarterly periods during the years ended March 31, 2010 and March 31, 2009, as reported in our Form 6-Ks.
     The impact of the financial statement misstatements identified during the investigations, together with other uncorrected audit adjustments resulted in an overstatement of the reported profit before tax by 2.2% in one quarterly period and understatement of the reported profit before tax ranging from 1.5% to 2.4% in the other quarterly periods during the fiscal year ended March 31, 2010. Additionally, the impact of the financial statement misstatements identified during the investigations, together with other uncorrected audit adjustments, resulted in an overstatement of the reported profit after tax by 1.8% in one quarterly period and understatement of reported profit after tax ranging from 1.1% to 3.1% in the other quarterly periods during the fiscal year ended March 31, 2010. The impact of the misstatements has been computed based on the roll-over method prescribed under SAB 108.
     Similarly, the impact of the financial statement misstatements together with other uncorrected audit adjustments resulted in an over statement of the reported profit before tax by 1.8% in one quarterly period and understatement of the reported profit before tax ranging from 0.1% to 5.8% in the other quarterly periods during the fiscal year ended March 31, 2009. Additionally, the impact of the financial statements misstatement together with uncorrected audit adjustments resulted in an overstatement of the reported profit after tax ranging from 0.5% to 1.7% and understatement of the reported profit after tax ranging from 3.1% to 5.4% in the quarterly periods during fiscal year ended March 31, 2009. The impact of the misstatements has been computed based on the roll-over method prescribed under SAB 108.
     The impact on our reported operating income of our IT Services segment resulted in an overstatement of 1.3% in one quarterly period and understatement ranging from 1.6% to 4.0% in the other quarterly periods during the fiscal year ended March 31, 2010. Similarly, the impact on our reported operating income of our IT Services segment resulted in an overstatement of 0.5% in one quarterly period and understatement ranging from 1.0% to 9.4% in the other quarterly periods during the fiscal year ended March 31, 2009. We have determined that these misstatements are not material based on assessments of quantitative and qualitative factors. We have therefore not made any corrections or adjustments to these condensed consolidated quarterly IFRS financial statements. The impact of the misstatements has been computed based on the roll-over method prescribed under SAB 108.
     The impact of the resulting financial statement misstatements identified during the investigations, together with other uncorrected audit adjustments, resulted in an overstatement of the reported U.S. GAAP profit before tax by 4.9% in one quarterly period and understatement of the reported U.S. GAAP profit before tax ranging from 3.4% to 6.0% in the other quarterly periods during the fiscal year ended March 31, 2009. Additionally, the impact of the resulting financial statement misstatements identified during the investigations, together with other uncorrected audit adjustments, resulted in an overstatement of the reported U.S. GAAP profit after tax by 5.3% in one quarterly period and understatement of the reported U.S. GAAP reported profit after tax ranging from 3.6% to 6.2% in the other quarterly periods during the fiscal year ended March 31, 2009. The impact on our reported U.S.GAAP operating income of our IT Services segment resulted in an overstatement of 4.1% in one quarterly period and understatement ranging from 4.7% to 7.7% in the other quarterly periods during the fiscal year ended March 31, 2009. We have determined that these misstatements are not material based on assessments of quantitative and qualitative factors. We have therefore not made any corrections or adjustments to these condensed consolidated quarterly U.S. GAAP financial statements. The impact of the misstatements has been computed based on the roll-over method prescribed under SAB 108.
     We and our independent registered public accounting firm also identified the lack of internal controls that gave rise to the embezzlement and financial statement misstatements as material weaknesses in internal control over financial reporting. We have taken steps to remediate these material weaknesses as of March 31, 2010. See also Item 15 “Controls and Procedures.”
Results of Operations
          Our revenue and profit for the years ended March 31, 2009 and 2010 are provided below.

	Wipro Limited and subsidiaries
					Year on
	Years ended March 31,				Year
	2009		2010		change
	(in millions except earnings
	per share data)
Revenue	Rs.	255,338	Rs.	271,241	6.23%
Cost of revenue		(180,215)		(186,299)	3.38%
Gross profit		75,123		84,942	13.07%
Selling and marketing expenses		(17,313)		(18,608)	7.48%
General and administrative expenses		(14,510)		(14,823)	2.16%
Operating income		43,300		51,511	18.96%
Profit attributable to equity holders		38,761		45,931	18.50	%(1)

As a Percentage of Revenue:
Selling and marketing expenses		6.78%		6.86%	(8	) bps
General and administrative expenses		5.68%		5.46%	22	bps
Gross margins		29.42%		31.32%	190	bps
Operating Margin		16.96%		18.99%	203	bps

Earnings per share
Basic		15.99		18.91
Diluted		15.90		18.75

(1)	Our adjusted non-GAAP profit for the year ended March 31, 2010 is Rs. 45,862, an increase of 17.83% over the year ended March 31, 2009. See discussion below.
          Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2009 and 2010, respectively:

	Year ended March 31,
	2009	2010
	(In Percentage)
Revenue:
IT Services and Products
IT Services	75	75
IT Products	13	14
Total	88	89
Consumer Care and Lighting	8	8
Others, including reconciling items	4	3
	100	100

Operating Income:
IT Services and Products
IT Services	93	92
IT Products	3	3
Total	96	95
Consumer Care and Lighting	6	6
Others, including reconciling items	(2)	(1)
	100	100
          This Annual Report on Form 20-F contains, and future filings with the SEC may contain, non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
          The following table provides our adjusted profit for the year, which is a non-GAAP financial measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS. In addition to this non-GAAP financial measure, readers should carefully review and evaluate our financial statements prepared in accordance with IFRS as well as the reconciliation of this non-GAAP financial measure with the most directly comparable IFRS financial measure.
          A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with profit as calculated and presented in accordance with IFRS, is as follows:

	Year ended March 31,
	2009		2010

Profit attributable to equity holders for the year as per IFRS	Rs.	38,761	Rs.	45,931
Adjustments:
Accelerated amortization of stock options that vest in a graded manner		161		(69)

Adjusted non-GAAP profit	Rs.	38,922	Rs.	45,862

          The Company believes that the presentation of this non-GAAP adjusted profit, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to the Company’s profit for the period. The Company considers a stock option award with a graded vesting schedule to be a single award and not multiple stock option awards. Further, the Company considers the services of the employee in each year, covered by the stock option award to be equally valuable and accordingly believes that straight line amortization reflects the economic substance of the stock awards. However, under IFRS, the Company records the related stock compensation expenses on an accelerated basis. Therefore, we believe that making available an adjusted profit number that excludes the impact of accelerated amortization from profit provides useful supplemental information to both management and investors about our financial and business trends.
          For our internal budgeting process, our management also uses financial statements that do not include the impact of accelerated amortization relating to stock options that vest in a graded manner. The management of the Company also uses non-GAAP adjusted profit, in addition to the corresponding IFRS measures, in reviewing our financial results.
          A material limitation associated with the use of non-GAAP profit as compared to the IFRS measure of profit is that it does not include costs which are recurring in nature and may not be comparable with the calculation of profit for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
Results of operations for the years ended March 31, 2010 and 2009
▪	Our total revenues increased by 6.23%. This was driven primarily by a 17%, 11% and 6% increase in revenue from our Consumer Care and Lighting, IT Products and IT Services business segments respectively. This increased revenue was partially offset by a decline in revenue from our Others segment, including reconciling items.

▪	Our gross profit as percentage of our total revenue increased by 190 basis points (bps). This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 374 bps, an increase in gross profit as a percentage of revenue from our IT Services segment by 179 bps and an increase in gross profit as a percentage of revenue from our IT Products segment by 72 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items.

▪	Our selling and marketing expenses as a percentage of revenue increased marginally from 6.78% for the year ended March 31, 2009 to 6.86% for the year ended March 31, 2010. In absolute terms selling and marketing expenses increased by 7.48%, primarily due to an increase in the Consumer Care and Lighting segment. This increase was partially offset by a decline in the IT Products segment, IT Services segment and Others segment, including reconciling items.

▪	Our general and administrative expenses as a percentage of revenue decreased from 5.68% for the year ended March 31, 2009 to 5.46% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by 2.16%, primarily due to increased expenses in the IT Services segment, IT Products segment and Consumer Care and Lighting segment. This increase was partially offset by a decline in the Others segment, including reconciling items.

▪	As a result of the foregoing factors, our operating income increased by 18.96%, from Rs. 43,300 for the year ended March 31, 2009 to Rs. 51,511 for the year ended March 31, 2010.

▪	Our finance expenses declined from Rs. 3,824 for the year ended March 31, 2009 to Rs. 991 for the year ended March 31, 2010. This is primarily due to lower interest rates on our loans and borrowings during the year ended March 31, 2010 as compared to year ended March 31, 2009.

▪	Our finance and other income declined from Rs. 5,057 for the year ended March 31, 2009 to Rs. 4,360 for the year ended March 31, 2010. Our dividend income declined by Rs 823 during the year ended March 31, 2010 as compared to year ended March 31, 2009. This was partially offset by an increase of Rs 646 in the interest income during the same period.

▪	Our income taxes increased by Rs. 3,259, from Rs. 6,035 for the year ended March 31, 2009 to Rs. 9,294 for the year ended March 31, 2010. Adjusted for tax write-backs our effective tax rate increased from 12.6% for the year ended March 31, 2009 to 16.9% for the year ended March 31, 2010. The increase is primarily attributable to increase in proportion of income subject to income taxes.

▪	Our equity in earnings of affiliates for the years ended March 31, 2009 and 2010 was Rs. 362 and Rs. 530, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

▪	As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 7,170, or 18.50%, from Rs. 38,761 for the year ended March 31, 2009 to Rs. 45,931 for the year ended March 31, 2010.
Segment Analysis
IT Services
          We provide IT services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing or BPO services. Our services offerings within the business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes.

          Our IT Services segment accounted for 75% of our total revenue for each of the years ended March 31, 2009 and 2010, respectively. Our IT Services segment accounted for 93% and 92% of our total operating income for the years ended March 31, 2009 and 2010, respectively.

	Year ended March 31,				Year on Year
	2009		2010		change
Revenue	Rs.	191,613	Rs.	202,490	5.68%
Gross profit		63,140		70,346	11.41%
Selling and marketing expenses		(10,672)		(10,492)	(1.69)%
General and administrative expenses		(12,271)		(12,446)	1.43%
Operating income		40,197		47,408	17.94%

As a Percentage of Revenue:
Selling and marketing expenses		5.57%		5.18%	39	bps
General and administrative expenses		6.40%		6.15%	25	bps
Gross margin		32.95%		34.74%	179	bps
Operating margin		20.98%		23.41%	243	bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 193,009 and Rs. 202,990 for the years ended March 31, 2009 and 2010, respectively.
Results of operations for the years ended March 31, 2010 and 2009
▪	Our revenue from IT Services increased by 5.68%. In USD terms our revenue increased by 1.55% from $4,323 million to $4,390 million. Our average USD/INR realization increased from Rs. 44.32 for the year ended March 31, 2009 to Rs. 46.12 for the year ended March 31, 2010.

This increase of 1.55% was primarily due to a 14% increase in revenue from healthcare and services, a 13% increase in revenue from energy and utilities services, a 11% increase in revenue from CMSP services, an 8% increase in revenue from retail and transportation services and a 2% increase in revenue from financial services. These increases were partially offset by an 19% decline in revenue from technology services and 13% decline from telecom services. In our IT Services segment, we added 121 new clients during the year ended March 31, 2010.

▪	Our gross profit as a percentage of our revenue from our IT Services segment increased by 179 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in average USD/INR realization and improvement in utilization rates during the year ended March 31, 2010 as compared to year ended March 31, 2009.

Our average utilization of billable employees improved from 69.1% for the year ended March 31, 2009 to 71.5% for the year ended March 31, 2010. Further, the onsite price realization improved approximately 3.68% during the year ended March 31, 2010. These increases were partially offset by a decline in off-shore price realization by approximately 1.42% and an increase in personnel cost due to increased compensation as part of our annual compensation review.

▪	Selling and marketing expenses as a percentage of revenue from our IT Services segment declined from 5.57% for the year ended March 31, 2009 to 5.18% for the year ended March 31, 2010. This decline is primarily attributable to cost rationalization measures adopted by the company; for example we used video conferencing and virtual meeting tools to reduce our travel spends.

▪	General and administrative expenses as a percentage of revenue from our IT Services segment declined from 6.40% for the year ended March 31, 2009 to 6.15% for the year ended March 31, 2010. This decline is primarily attributable to higher provision for doubtful debts during the year ended March 31, 2009 as compared to March 31, 2010.

▪	As a result of the above, operating income of our IT Services segment increased by 17.94%.
IT Products
          We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 13% and 14% of our total revenue for the years ended March 31, 2009 and 2010, respectively. Our IT Products segment accounted for 3% of our operating income for each of the years ended March 31, 2009 and 2010, respectively.

	Year ended March 31,				Year on Year
	2009		2010		change
Revenue	Rs.	34,277	Rs.	38,205	11.46%
Gross profit		3,391		4,054	19.55%
Selling and marketing expenses		(1,361)		(1,275)	(6.32)%
General and administrative expenses		(667)		(1,015)	52.17%
Operating income		1,363		1,764	29.42%

As a Percentage of Revenue:
Selling and marketing expenses		3.97%		3.34%	63	bps
General and administrative expenses		1.95%		2.66%	(71	) bps
Gross margin		9.89%		10.61%	72	bps
Operating margin		3.98%		4.62%	64	bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 34,417 and Rs. 38,361 for the years ended March 31, 2009 and 2010, respectively.
Results of operations for the years ended March 31, 2010 and 2009
•	Our revenue from the IT Products segment increased by 11.46% primarily due to higher demand for IT Products in India and Middle East markets, for both traded and manufactured products.

•	Our gross profit as a percentage of our revenue of our IT products segment increased by 72 bps. Our gross margin as a percentage of revenue increased both in traded and manufactured product. This increase is primarily due to an increase in the proportion of revenues from outsourcing and system integration contracts, which are higher value added offerings.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment declined marginally from 3.97% for the year ended March 31, 2009 to 3.34% for the year ended March 31, 2010. In absolute terms selling and marketing expenses declined by Rs. 86.

•	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 1.95% for the year ended March 31, 2009 to 2.66% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by Rs. 348.

•	As a result of the above, operating income of our IT products segment increased by 29.42%.
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group and Yardley, we are increasing our presence in personal care products sector in south-east Asia and the Middle-East. Our Consumer Care and Lighting segment accounted for 8% of our revenue for each of the years ended March 31, 2009 and 2010, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the years ended March 31, 2009 and 2010, respectively.

	Year ended March 31,				Year on Year
	2009		2010		change
Revenue	Rs.	19,249	Rs.	22,584	17.33%
Gross profit		8,467		10,779	27.31%
Selling and marketing expenses		(4,750)		(6,492)	36.67%
General and administrative expenses		(1,125)		(1,207)	7.29%
Operating income		2,592		3,080	18.83%

As a Percentage of Revenue:
Selling and marketing expenses		24.68%		28.75%	(407	) bps
General and administrative expenses		5.84%		5.34%	50	bps
Gross margin		43.99%		47.73%	374	bps
Operating margin		13.47%		13.64%	17	bps

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 19,303 and Rs. 22,591 for the years ended March 31, 2009 and 2010, respectively.
          We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. With the acquisition of Unza and Yardley, our strategy is to sustain and expand our market share in south-east Asia and Middle-East and introduce premium personal care products of Unza and Yardley in the Indian markets.
Results of operations for the years ended March 31, 2010 and 2009
•	Our Consumer Care and Lighting revenue increased by 17.33%. This increase is attributable to an increase of approximately 16.16% in revenue from consumer products sold in Indian markets and an increase of approximately 14.34% in revenue from personal care products sold in south-east Asian markets. Further, our acquisition of Yardley contributed an additional 1.7% of our total revenue from the Consumer Care and Lighting segment.

The growth in revenues in Indian markets is primarily due to an increase in revenue from toilet soap products partially offset by a decline in revenues from lighting and furniture products.

•	Our gross profit as a percentage of our revenues from the Consumer Care and Lighting segment increased by 374 bps. The expansion in gross margins is primarily due to a decrease in major input costs and a change in the mix of products sold in favor of products which typically have higher gross margins in both Indian and South Asian markets.

•	Selling and marketing expense as a percentage of revenue from our Consumer Care and Lighting segment increased from 24.68% for the year ended March 31, 2009 to 28.75% for the year ended March 31, 2010. This increase is primarily due to higher brand promotion and advertisement spends in select geographies to further establish and expand our market base for our new personal care brands.

•	General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment declined from 5.84% for the year ended March 31, 2009 to 5.34% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by Rs. 82. This increase is primarily due to increased expenses incurred by our India operations.

•	As a result of the above, operating income from our Consumer Care and Lighting increased by 18.83%.
Others, including reconciling items
Results of operations for the years ended March 31, 2010 and 2009
•	Revenue from our Others segment, including reconciling items, decreased by 21.93%, from Rs. 10,199 for the year ended March 31, 2009 to Rs. 7,962 for the year ended March 31, 2010. The decline in revenue is attributable to a slowdown in the global markets which has impacted the market for infrastructure engineering products in India and Europe.

•	Operating income/(loss) from our Others segment, including reconciling items, decreased from Rs. (852) for the year ended March 31, 2009 to Rs. (741) for the year ended March 31, 2010. This decrease is primarily due to the abolishment of the Fringe Benefit Tax in accordance with the Finance Act (No. 2), 2009. The FBT expense during the year ended March 31, 2009 was Rs. 412 recorded under reconciling items. The decrease was partially offset by higher losses in our hydraulic cylinders and tipping gear systems business during the year ended March 31, 2010, primarily due to contraction in the sales volume of the infrastructure engineering business due to the slowdown in the global market.

Acquisitions
          An active acquisition program is an important element of our corporate strategy. In the last two fiscal years, we have invested in the aggregate, over Rs. 8,500 to acquire companies including the acquisition of Citi Technology Services Limited. In December 2009, the Company acquired 100% of the equity of Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India) from UK-based Lornamead Group Limited. Yardley is a strong heritage global brand that was established in approximately 1770 and operates in the personal care category marketing fragrance products, bath and shower products and skin care products. Typically, the significant majority of our integration activities related to an acquisition are substantially completed within three to six months after the closing of the acquisition.
          We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provide a greater scale to grow our earnings and increase stockholders’ value. See Note 6 of our Notes to Consolidated Financial Statements for additional information related to our acquisitions.
          We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2010. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.
Foreign exchange gains / (losses), net
          Foreign exchange gains/(losses), net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within finance expense, net); and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items.
Finance expense
•	Our finance expense comprise interest expense on borrowings, impairment losses recognized on financial assets, gains / losses on translation or settlement of foreign currency borrowings and changes in fair value and gains / losses on settlement of related derivative instruments. Borrowing costs are recognized in the statement of income using the effective interest method.
Finance and other income
•	Our finance and other income comprises interest income on deposits, dividend income and gains on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.
Equity in Earnings/Losses of Affiliates
          Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture in which General Electric, USA holds the balance of 51%.
Income Taxes
          Our profit for the period earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
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

          Software Technology and Hardware Technology Parks. There is an income tax deduction of 100% for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2010. The Finance (No. 2) Act, 2009 has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will now be available until the earlier of fiscal year 2011 or ten years after the commencement of a tax holiday for an individual undertaking.
          Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
          As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.
          The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004, aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of Indian income tax authority’s denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting a substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the Company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand which is pending before the first appellate authority.
          In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company filed an objection against the said order before the Dispute Resolution Panel, which has issued directions confirming the position of the assessing officer. Subsequently, the assessing officer passed the final assessment order raising a tax demand of Rs. 7,218 (including interest of Rs 2,510). The Company will file an appeal against the said order before the tribunal within the time limit permitted under the statute.
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
          Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 126 and Rs. 363 has been recognized in the statement of financial position as of March 31, 2009 and 2010, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.
          The Indian tax laws levy an additional income tax on companies called a “Fringe Benefit Tax” or FBT. Pursuant to this tax, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, are deemed to be fringe benefits to the employees and subject a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Finance Act (No.2), 2009 has abolished the levy of FBT. The perquisites provided to the employees are taxable as salary in the hands of employees.
Liquidity and Capital Resources
          The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 100, is summarized in the table below:

					Year on
	Year ended March 31,				Year
	2009		2010		Change
Net cash provided by/(used in) continuing operations:
Operating activities	Rs.	36,099	Rs.	50,998	Rs.	14,899
Investing activities		(24,183)		(33,815)		(9,632)
Financing activities		(3,259)		(601)		2,658
Net change in cash and cash equivalents		8,657		16,582		7,925
Effect of exchange rate changes on cash and cash equivalent		663		(1,258)		(1,921)
          As of March 31, 2010, we had cash and cash equivalent and short-term investments of Rs. 95,298. Cash and cash equivalent and short-term investments, net of debt was Rs. 32,787. In addition we have unused credit lines of Rs. 98,795. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows and through bank debt, as required.
          Cash provided by operating activities increased by Rs. 14,899, while profit for the year increased by Rs. 7,256 during the same period. The increase in cash provided by operating activities was primarily due to adjustment of Rs. 6,017 during the year ended March 31, 2010 as against (12,196) during the year ended March 31, 2009, on account of roll-over of cash flow hedges pursuant to our roll over hedging strategy and cash flows from net investment hedges. This was partially offset by an increase in the net other operating assets during the year ended March 31, 2010, which was mainly due to an increase in current receivables, attributable to an increase in number of receivable days in the IT Services segment from 60 days in March 2009 to 61 days in March 2010, and an increase in receivables in our IT Products business primarily due to sales growth. Receivable days as of a particular reporting date is the proportion of receivables, adjusted for unbilled and unearned revenue to the revenues for the respective fiscal quarter multiplied by 90.
          Cash used in investing activities for the year ended March 31, 2010 was Rs. 33,815. Cash provided by operating activities was utilized for the net purchase of investments and inter-corporate deposits amounting to Rs. 20,921 and payment for acquisitions and earn-outs amounting to Rs. 4,399. We also purchased property, plant and equipment amounting to Rs. 12,631, which was primarily driven by the growth strategy of the Company.
          Cash used in financing activities for the year ended March 31, 2010 was Rs. 601 as against Rs. 3,259 for the year ended March 31, 2009. This decrease is primarily due to increase in net proceeds from loans and borrowings amounting to Rs. 7,350. This was partially offset by payment of dividend amounting to Rs. 6,823.
          On April 23, 2010, our Board proposed a cash dividend of Rs. 6 ($0.13) per equity share and ADR. This proposal was approved by our shareholders at the Annual General Meeting held on July 22, 2010 and a dividend (including dividend tax thereon) amounting to approximately Rs. 10,070 has subsequently been paid.
          We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirement and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 12 of our Notes to the Consolidated Financial Statements for more details on our borrowings.
          As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations in respect of debt / borrowings.
          As of March 31, 2010, we had contractual commitments of Rs. 2,782 ( $62) related to capital expenditures on construction or expansion of software development facilities, Rs. 8,269 ( $184) related to non-cancelable operating lease obligations and Rs. 5,110 ( $114) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
          In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in future. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in future will generally be sufficient to fund the earn-out payments and our expansion plans.
          In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable and employee advances (financial assets). Please refer Note 15 of our Notes to Consolidated Financial Statements.
          Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
          As of March 31, 2009 and 2010, our cash and cash equivalent were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euro, Japanese Yen and Saudi Riyals.
Off-Balance Sheet Arrangements
          We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.
Contractual obligations
          The table of future payments due under known contractual commitments as of March 31, 2010, aggregated by type of contractual obligation, is given below:

	Total	Payments due in
	contractual				2015-16
Particulars	payment	2010-11	2011-13	2013-15	onwards

Short-term borrowings	43,836	43,836	—	—	—
Long-term debt	17,963	340	17,501	108	14
Obligations under capital leases	712	228	268	157	59
Estimated interest payment (1)	1,473	356	1,083	31	3
Capital commitments	2,782	2,782	—	—	—
Non-cancelable operating lease obligation	8,269	1,396	2,593	1,726	2,554
Purchase obligations	5,110	5,110	—	—	—
Other non-current liabilities(2)	266	—	266	—	—

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

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2010 for each relevant debt instrument.

(2)	Other non-current liabilities in the statement of financial position include Rs. 2,967 in respect of employee benefit obligation and Rs. 3,065 towards uncertain tax position. For these amounts the extent of the amount and timing of repayment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed in the table above.
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
          Research and Development initiatives are executed through Centers of Excellence or CoE and the Innovation Initiative.
          CoEs are designed to enable growth of an existing practice and/or create a new practice. CoEs focus on creating competencies in specific existing and emerging technologies and domains. CoEs create thought leadership by publishing white papers and participating in industry forums. Currently, we have CoEs focusing on Wireless and Broadband Communication, Computing Platforms like Grid Computing, e-Biz technologies like Web services, Retail Supply chain management and other similar areas.
          The Innovation Initiative is directed towards creating new solutions and intellectual property which potentially expand our service offerings. The Innovation Initiative covers the entire cycle of Idea Generation, Incubation and

Successful Execution. We focus on Process Innovations, Delivery Innovations, Technology Innovations, Product Innovations and Business Innovations.
Trend Information
          IT Services. Recently, the Indian IT companies experienced opportunity in transforming business from merely support and maintenance business, driving productivity gains and helping create new business models. This has led to IT becoming a strategic differentiator for customers. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to the continued growth in our revenue.
          The recent financial and credit crisis has resulted in an economic slowdown in US and Europe. In an economic slowdown, our clients could reduce, postpone or defer decisions on IT spending and outsourcing. However, the economic slowdown is gradually easing and recovery has started in the US and around the world. According to advance estimates of Bureau of Economic Analysis, the US economy is estimated to grow by 3.2% in first quarter of 2010. We anticipate that IT spends will stabilize and grow over a period of time.
          Worldwide IT spending is forecast to reach $3.4 trillion in 2010, a 5.3% increase from IT spending of $3.2 trillion in 2009, according to Gartner, Inc. The IT industry will continue to show steady growth with IT spending in 2011 projected to surpass $3.5 trillion, a 4.2% increase from 2010.
          We expect increased competition among IT companies, which may limit our ability to increase prices. We continually strive to differentiate ourselves from the competition by developing innovative service delivery models, adopting new pricing strategies and demonstrating our value proposition to clients to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
          Gross profit as a percentage of revenues in our IT Services segment for the year ended March 31, 2010 is 34.74%. We anticipate difficulties in significantly improving our gross profits, among other things, due to the following reasons:
•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations
          In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;
•	Investing in customer relationship teams to penetrate deeper and offer a wide range of services;

•	strengthening our delivery model;

•	developing cost containment initiatives and driving higher employee productivity;

•	aligning our resources to expected demand; and

•	increasing the utilization of our IT professionals.
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
          Our quarterly revenue, operating income and profit for the period have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

          Dividends. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.
New accounting standards not yet adopted
          In January 2008, the IASB issued the revised standards IFRS 3, Business Combinations (“IFRS 3, (2008)”) and IAS 27 Consolidated and Separate Financial Statements (“IAS 27, (2008)”). The revisions result in several changes in the accounting for business combinations. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. Historically, we have rarely entered into business combinations in which we did not fully acquire the target. Should this history continue, the main impacts from applying the revised IFRS 3 (2008) and IAS 27 (2008) should be those resulting from changes (if any) in acquired income tax risks in accordance with IAS 12 as well as additional expenses resulting from the new guidance in the revised IFRS 3 (2008), under which acquisition-related expenses are no longer to be recorded as part of the purchase price in a business combination. The amount of these expenses mainly depends on the number and size of our future business combinations as well as the extent of use of third-party resources in the acquisition process.
          In July 2008, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement: Eligible Hedged Items (“IAS 39”). The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The adoption of this amendment will not have a material impact on the financial statements.
          In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after April 1, 2010, although entities are permitted to adopt them earlier. We are currently determining the impact these amendments will have on our consolidated financial statements.
          In November 2009, the IASB issued an amendment to IAS 24 (revised 2009) Related Party Disclosures (IAS 24). The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The revision is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. We are currently determining the impact these amendments will have on our consolidated financial statements.
          In November 2009, the IASB issued IFRS 9 Financial Instruments on the classification and measurement of financial assets. The new standard represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently determining the impact, these amendments will have on our consolidated financial statements.
Exemptions to which we have availed in accordance with IFRS 1, First time adoption of IFRS
Exemptions from retrospective application
          For transition to IFRS our previous GAAP is considered as Indian GAAP. Following are the optional exemptions which we have opted.
a.	Business combinations — We have applied the exemption as provided in IFRS 1 towards non-application of IFRS 3, Business Combinations to business combinations consummated prior to April 1, 2008 (Transition Date). Accordingly, the business combinations prior to the transitions date have been accounted for as per Previous GAAP.

b.	Share-based payment exemption — We have applied the shared based payment exemption on application of IFRS 2, “Share based payment”, to only grants made after November 7, 2002, which remained unvested as of the transition date.

c.	Borrowing costs — We have capitalized the borrowing cost in respect of qualifying assets prior to the transition date.

Exceptions from retrospective application
a)	Hedge accounting — We followed the hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to us.

b)	Estimates exception — Upon an assessment of the estimates made under Previous GAAP, we concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.
Critical accounting policies
          Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 3 to the Notes to Consolidated Financial Statements.
          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operation, financial position and cash flows. Actual results may differ from estimates. Revision to accounting estimates are recognized in the period in which estimate is revised and future period affected.
Revenue:
          We derive revenue primarily from:
-	software development and maintenance services;

-	BPO services; and

-	Sale of IT and other products.
a)	Services: We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:
(i)	Time and materials contracts: Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

(ii)	Fixed-price contracts: Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on direct project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Costs which relate to future activity on the contract are recognized as contract work in progress. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the income statement in the period in which such losses become probable based on the current contract estimates.

‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ included in other current liabilities represent billing in excess of revenue recognized.

(iii)	Maintenance contract: Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method.
b)	Products: Revenue from products are recognized when:
-	we have transferred the significant risks and rewards of ownership to the buyer;

-	continuing managerial involvement usually associated with ownership and effective control have ceased;

-	amount of revenue can be measured reliably;

-	it is probable that economic benefits associated with the transaction will flow to the Company; and

-	costs incurred or to be incurred in respect of the transaction can be measured reliably.
c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. We allocate the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus, an appropriate business-specific profit margin related to the relevant component.
d)	Others: The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.
          Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty and shipping and handling costs.
Income tax:
          Income tax comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.
a)	Current income tax: As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

b)	Deferred income tax: We recognize deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. We consider the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. All deferred tax assets are subject to review of probable utilization.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

We recognize deferred income tax liabilities for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

c)	Others: In addition to the U.S. federal income tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2010.
Share based payment transaction:
          Our employees receive remuneration in the form of equity instruments, for rendering services over a defined vesting period. Equity instruments granted is measured by reference to the fair value of the instrument at the date of grant.

Since these are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recorded by a compensating increase to the share based payment reserve, a component of equity.
          The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of respective tranches (accelerated amortization). The stock compensation expense is determined based on our estimate of equity instruments that will eventually vest.
          In accounting for amortization of stock compensation, we estimate stock option forfeitures. Any revisions of our estimates could impact our results of operations and our financial position.
Derivative financial instruments
          Although our functional currency is the Indian rupee, we transact a significant portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations.
          Changes in fair value of derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period generally using the dollar offset method.
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
          As of March 31, 2010, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
          Derivatives are recognized initially at fair value; attributable transaction costs are recognized in statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
a)	Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity is transferred to statement of income upon the occurrence of the forecasted transaction.

b)	Hedges of net investment in foreign operations: We designate derivative financial instruments as hedges of net investments in foreign operations. We have also designated a combination of foreign currency denominated borrowings and related cross currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instrument and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized directly in equity to the extent that the hedge is effective. The cumulative gain or loss previously recognized in equity is transferred to statement of income upon sale or disposal of the related net investment in foreign operation. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

c)	Others: Changes in fair value for derivatives not designated as hedging derivatives are recognized in consolidated statements of income of each period.
Business combination, goodwill and intangible assets:
          Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. We exercise judgment in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of acquisition, based on information available at acquisition date and based on expectations and assumptions that are deemed reasonable by management.
a)	Goodwill: Goodwill is initially measured at cost being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projection take into account past experience and represents management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

b)	Intangible: Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are amortized over the estimated useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. These estimates are reviewed at least at each financial year end. Intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually and written down to the fair value as required.

The estimated useful lives of the amortizable intangibles assets are as follows:

Category	Useful life
Customer-related intangibles	2 to 11 years
Marketing related intangibles	20 to 30 years
Other estimates:
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
Goodwill Impairment Testing
          We test goodwill for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to cash generating unit (“CGU”) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIU includes:
a.	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b.	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: 2%-6%. These long terms growth rates takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c.	The discount rates used are based on the our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks 10.5% to 15%.
          Based on the above, no impairment was identified as of March 31, 2010 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
          Our directors and executive officers, their respective ages and positions as of September 30, 2010 were as follows:

Name	Age	Position
Azim H. Premji	65	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S Ganguly	75	Director
B.C. Prabhakar	67	Director
Dr. Jagdish N. Sheth	72	Director
Narayanan Vaghul	74	Director
William Arthur Owens	70	Director
P.M. Sinha	70	Director
Dr. Henning Kagermann	63	Director
Suresh C. Senapaty	53	CFO and Director
Suresh Vaswani	50	Joint CEO, IT Business and Director
Girish S Paranjpe	52	Joint CEO, IT Business and Director
Shyam Saran	64	Director
Anurag Behar	41	Chief sustainability officer
Vineet Agrawal	48	President, Wipro Consumer Care and Lighting
Pratik Kumar	44	Executive Vice President — Human Resources and President — Wipro Infrastructure Engineering
T K Kurien	50	President, Wipro Eco Energy
Martha Bejar	48	President, Global Sales & Operations, Wipro Technologies
S. Deb	52	Chief Global Delivery Officer, Wipro Technologies
          Azim H. Premji has served as our Chief Executive Officer, Chairman of our Board of Directors and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University, U.S.A.
          Dr. Ashok Ganguly has served as a Director on our Board since 1999. He is the Chairman of our Board Governance & Nomination Committee and Compensation Committee. He is currently the Chairman of First Source Solutions Limited and ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive Director of Mahindra & Mahindra Limited, Tata AIG Life Insurance Co Ltd, Hemogenomics Pvt. Ltd, The Blackstone Group(Advisory), Dr. Reddy Laboratories Limited, and Director on the Advisory Board of Microsoft Corporation (India) Pvt. Ltd. Dr. Ganguly is also the Chairman of the Compensation and Board Governance Committee,

Investors/Shareholders Grievances Committee of First Source Solutions Limited. He is also chairman of Research and Development Committee of Mahindra and Mahindra Ltd and Remuneration Committee of Tata AIG Life Insurance Company Limited. He is a member of the Prime Minister’s Council on Trade and Industry and the India-USA CEO Council, set up by the Prime Minister of India and the President of the USA. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc (1996-2005) and Unilever Plc/NV (1990-97); Dr. Ganguly was formerly Chairman of Hindustan Unilever Limited (1980-90). Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India (2000-2009). In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award and, more recently, he was the recipient of the Padma Vibhushan, India’s second highest civilian award during the year 2008-09.
          B.C. Prabhakar has served as a Director on our Board since February 1997. He is been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and a BL. from Mysore University, India. Mr. Prabhakar serves as a non-executive Director of Automotive Axles Limited and 3M India Limited. He is also a member of the Audit, Risk and Compliance Committee and Chairman of the Administrative and Shareholder / Investor Grievances Committee.
          Dr. Jagdish N. Sheth has served as a Director on our Board since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth is also on the Boards of Innovolt Inc and Safari Industries. Dr. Sheth holds a B. Com (Honors) from Madras University, a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh, U.S.A.
          Narayanan Vaghul has served as a Director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, member of the Board Governance & Nomination Committee and member of the Compensation Committee. He was the Chairman of the Board of ICICI Bank Limited from September 1985 till April 2009. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra World City Developers Limited, Piramal Healthcare Limited, and Apollo Hospitals Enterprise Limited. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Limited. Mr. Vaghul is also the member of the Audit Committee in Nicholas Piramal India Limited. Mr. Vaghul is also the lead independent Director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University, Mr Vaghul was the recipient of the Padma Bhushan, India’s third highest civilian award during the year 2009-10. Mr. Vaghul also received the Economic Times Lifetime Achievement Award.
          William Arthur Owens has served as a Director on our Board since July 1, 2006. He is also a member of Board Governance and Nomination Committee. He has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc, Intelius and Chairman of Century Link Inc, a media communications company. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.
          Priya Mohan Sinha has served as a Director on our Board since January 1, 2002. He is a member of our Audit, Risk and Compliance Committee, Board Governance & Nomination Committee and Compensation Committee. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited (currently Hindustan Unilever Limited). From 1981 to 1985 he also served as Sales Director of Hindustan Lever Limited (currently Hindustan Unilever Limited). Currently, he is also on the Boards Bata India Limited, Lafarge India Pvt. Limited. He was also the Chairman of Reckett Coleman India Limited and Chairman of Stephan Chemicals India Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology. Mr. Sinha is also the Chairman of the Nomination, Governance and Compensation Committee of Bata India Limited. Mr. Sinha is also on the Advisory Board of Rieter India.
          Dr. Henning Kagermann has served as a Director on our Board since October 27, 2009. He has served as Chief Executive officer of SAP AG till 2009. He has been a member of SAP Executive Board since 1991. He is also President of Acatech (German Academy of Science and Technology) and currently a member of supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post and BMW Group in Germany. Dr. Henning Kagermann is extra-ordinary professor for Theoretical Physics at the Technical University Braunschweig, Germany and has received honorary doctorate from the university of Magdeburg, Germany.
          Suresh C. Senapaty has served as our Chief Financial Officer and Director since April 2008 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is on the Boards of the following India subsidiary companies: Wipro Trademarks Holding Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Cygnus Negri Investments Private Limited, Wipro Technology Services Limited, Wipro Consumer Care Limited and Wipro GE Healthcare Private Limited. Mr. Senapaty is also the Chairman of the Audit Committee of Wipro Technology Services Limited.
          Suresh Vaswani has served as Joint CEO, IT Business and Director since April 2008 and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, India and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad, India. He is a member of our Administrative/Shareholders & Investor Grievance Committee. He is also a director on the Board of our few overseas subsidiary companies.
          Girish S Paranjpe has served as Joint CEO, IT Business and Director since April 2008 and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University, India and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works accountants of India. He is also a director on the Board of our few overseas subsidiary companies.
          Shyam Saran has served as a Director on our Board since July 1, 2010. Mr. Saran is a career diplomat who has served in significant positions in the Indian government for over three decades. Mr. Saran belongs to the 1970 batch of Indian Foreign Service. Mr. Saran last served as special Envoy of the Prime Minister of India (October 2006 to March 2010) specializing in nuclear issues, and he also was the Indian Envoy on climate change. Prior to this appointment, Mr. Saran was the Foreign Secretary, Government of India (2004-2006). Mr. Saran also served as the Ambassador of India to Nepal, Indonesia, Myanmar and Mauritius. Mr. Saran’s diplomatic stints have taken him to Indian missions in Geneva, Beijing and Tokyo. Mr. Saran has been a fellow of the United Nations Disarmament program in Geneva, Vienna and New York. Mr. Saran holds a Post Graduate degree in economics.
          Anurag Behar has served as CEO of Wipro Infrastructure Engineering and in other positions since May 20, 2002. Mr. Anurag Behar holds a Masters Degree in Business Administration (MBA) from XLRI-Jamshedpur and Bachelors degree in Engineering from Regional Engineering College, Trichy.
          Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, India and an M.B.A. from Bajaj Institute of Management Studies, Mumbai, India.
          Pratik Kumar has served as our Executive Vice-President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B. A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.
          T. K. Kurien has served as President WCS, Global Programs & Strategic Initiative of Wipro since June 23, 2008 and has served with us in other positions since February 11, 2000. Mr. Kurien is a Chartered Accountant and holds a Bachelors Degree in Engineering.
          Martha Bejar has served as President-Sales & Global Operations since July 1, 2009. Ms. Bejar has served earlier in Microsoft Corporation from June 2007 to June 2009 as Corporate Vice President for the Communications Sector at Microsoft. Ms. Bejar also served as President of Nortel’s Caribbean and Latin America regions. Ms. Bejar is a Graduate from Harvard School of Business — School Management Advance Program, and holds M.B.A Degree from Nova Southeastern University (USA) and BSIE from University of Miami (USA).
          S. Deb has served as Chief Global Delivery Officer of Wipro since April 30, 2008 and has served with us in other positions since June 29, 1982. Mr. S Deb is a Management Graduate and holds M.B.A Degree from IIM Ahmedabad and B.Tech from IIT Kharagpur.
Compensation
Director Compensation
          Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of $444 during the current year for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.
          In the fiscal year ended March 31, 2010, we paid an aggregate of $0.43 million (Rs. 19.7 million) as commission to our non-employee directors.

Executive Compensation
          The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2010 by our Executive Directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2010, which was Rs. 44.95 per $ 1.00.

		Annual Compensation ($)
	Salary and	Commission/			Long-term compensation
Name	allowances	Incentives (1)	Housing (2)	Others	(Deferred Benefit (3)&(4))

Azim H. Premji	$95,888	$1,449,346	$90,100	$15,230	$100,202
Suresh C. Senapaty	202,399	158,019	—	255,740	38,691
Pratik Kumar	184,194	135,191	—	223,303	25,296
Vineet Agrawal	198,735	135,235	—	3,583	36,721
Suresh Vaswani	257,276	186,017	—	172,542	43,299
Martha Bejar	416,167	354,631	—	370,000	27,602
Girish S. Paranjpe	237,612	174,962	12,627	2,618	42,586
S. Deb	140,676	99,779	—	192,103	24,911
T. K. Kurien	210,682	115,279	—	122,605	24,340
Anurag Behar	160,411	92,497	—	141,919	18,349

1.	Azim H. Premji was paid commissions at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Board Governance and Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on achievement of pre-defined profit targets.

2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2010.

3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.
          We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
          Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of September 30, 2010, we had twelve directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Mr. N. Vaghul, Dr. Ganguly and Mr. P. M. Sinha each retired by rotation and were immediately re-elected at our Annual General Meeting of shareholders held on July 22, 2010. Dr. Henning Kagermann and Mr. Shyam Saran were also elected as retiring directors at such meeting. In addition to retiring directors, up to one third of our directors are non-retiring directors. Currently, Mr. Azim H. Premji is a non-retiring director.
          The term and expiration date of each director is as follows:

Expiration of current term of
Name	office	Term of office
Azim H. Premji	July 30, 2011	2 years
Dr. Jagdish Sheth	Annual General Meeting 2012	Retirement by rotation
Dr. Ashok S. Ganguly	Annual General Meeting 2013	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2012	Retirement by rotation
N. Vaghul	Annual General Meeting 2013	Retirement by rotation
P. M. Sinha	Annual General Meeting 2013	Retirement by rotation
William Arthur Owens	Annual General Meeting 2012	Retirement by rotation
Shyam Saran	Annual General Meeting 2014	Retirement by rotation
Dr. Henning Kagermann	Annual General Meeting 2014	Retirement by rotation
Suresh C. Senapaty	April 17, 2013	5 years from the date of appointment
Girish S. Paranjpe	April 17, 2013	5 years from the date of appointment
Suresh Vaswani	April 17, 2013	5 years from the date of appointment
Option Grants
          There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years 2009 and 2010. Details of options granted to other senior management executives as of September 30, 2010 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
          Our Chairman did not exercise or hold any options during the period ended as September 30, 2010. The details of stock options held and exercised until September 30, 2010 with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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
          The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Martha Bejar, Suresh Vaswani, Anurag Behar, Girish S. Paranjpe, T.K. Kurien, S. Deb and Vineet Agrawal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.
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
          Our Audit/Risk and Compliance Committee held seven meetings during our 2010 fiscal year. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.
          Board Governance and Nomination Committee
          In April 2009, the Board Governance and Compensation Committee was split into two separate committees and reconstituted as the Board Governance & Nomination Committee and the Compensation Committee. The charter of the Board Governance and Nomination Committee is available on our website under www.wipro.com. The Board Governance & Nomination Committee is comprised of the following four non-executive directors:

Dr. Ashok S. Ganguly	Chairman of the Board Governance and Nomination Committee

Mr. N. Vaghul, P.M. Sinha and Bill Owens	Members of the Board Governance and Nomination Committee
          The primary responsibilities of the Board Governance and Nomination Committee are:
•	Develop and recommend to the Board Corporate Governance Guidelines applicable to the Company,

•	Evaluate the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors,

•	Lay down policies and procedures to assess the requirements for induction of new members on the Board,

•	Implement policies and processes relating to corporate governance principles,

•	Ensure that appropriate procedures are in place to assess Board membership needs and Board effectiveness,

•	Review the Company’s policies that relate to matters of Corporate Social Responsibility, including public issues of significance to the Company and its stakeholders,

•	Develop and recommending to the Board of Directors for its approval an annual evaluation process of the Board and its Committees, and

•	Formulate the Disclosure Policy, its review and approval of disclosures.
          During the year 2009-10, our Board Governance and Nomination Committee held four meetings.
          Compensation Committee
          The members of the Compensation Committee are as follows:

Dr. Ashok S. Ganguly	Chairman of the Board Governance and Compensation Committee

Mr. N. Vaghul and P.M. Sinha	Members of the Board Governance and Compensation Committee

          The charter of the Compensation Committee is available on our website under www.wipro.com. The primary responsibilities of the Compensation Committee are:
•	Determine and approve salaries, benefits and stock option grants to senior management employees and Directors of our Company.

•	Approve and evaluate the compensation plans, policies and programs for Whole-time Directors and Senior Management.

•	Act as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.
          Our Executive Vice President-Human Resources makes periodic presentations to the Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Compensation Committee are independent non-executive directors. During the year 2009-10, our Compensation Committee held four meetings.
Employees
          As of March 31, 2009 and 2010, we had over 90,000 and over 108,000 employees including our subsidiaries and over 70,000 and over 77,000 IT professionals, respectively. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.
          Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.
          Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times. We continue to fulfill all requirements and commitments which could arise out of collective bargaining as required across various development centers and manufacturing facilities and other such agreements in specific geographies across Americas, Europe and Asia.
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

Compensation
          We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005, 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment’s quarterly operating margin objectives.
Share Ownership
          The following table sets forth, as of September 30, 2010, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table has sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2010, which was Rs. 44.95 per $1.00. The share numbers and percentages listed below are based on 2,451,995,801 equity shares outstanding as of September 30, 2010.

		Percentage	Equity
		of Total	Shares
	Equity Shares	Equity	Underlying
	beneficially	Shares	Options	Exercise
Name	owned	Outstanding	Granted	Price($)	Date of expiration
Azim H. Premji (1)	1,935,110,430	78.91	—	—	—
B. C. Prabhakar (2)	5,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	1,666	—	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha (3)	33,333	*	—	—	—
Suresh C. Senapaty	176,083	*	4,667	0.05	July 2012
			50,000	0.05	May 2014
Pratik Kumar	83,667	*	4,667	0.05	July 2012
			30,000	0.05	May 2014
			30,000	0.05	July 2016
Vineet Agrawal	229,699	*	4,667	0.05	July 2012
			40,000	0.05	May 2014
			40,000	0.05	July 2016
Suresh Vaswani	170,612	*	4,667	0.05	July 2012
			50,000	0.05	May 2014
			60,000	10.87	May 2014
			50,000	0.05	July 2016
S. Deb	63,333	*	4,000	0.05	July 2012
			18,000	0.05	May 2014
			18,000	0.05	July 2016
Girish S. Paranjpe	140,000	*	4,667	0.05	July 2012
			50,000	0.05	May 2014
			60,000	10.87	May 2014
			50,000	0.05	July 2016
T. K. Kurien	141,012	*	4,000	0.05	July 2012
			50,000	0.05	May 2014
			30,000	0.05	July 2016
Martha Bejar	—	*	50,000	0.05	October 2015
			16,600	0.05	July 2016
Anurag Behar	26,766	*	3,333	0.05	July 2012
			20,000	0.05	May 2014
Dr. Henning Kagermann	—	—	—	—	—
William Arthur Owens	—	—	—	—	—
Shyam Saran	—	—	—	—	—

*	Represents less than 1% of the total equity shares outstanding as of September 30, 2010.

(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 63,771,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 85,023,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 64,767,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 95,679,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P.M. Sinha.
EMPLOYEE STOCK OPTION PLANS
          We have various employee stock options and restricted stock unit option plans (collectively referred to as ‘stock option plans’). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Compensation Committee (the “Committee”) appointed by our Board of Directors. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.
          Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the plan(s) range from 12 months to not more than 84 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before termination date of the stock option plan. A participant must exercise any vested options prior to termination of the services with us and within a specified post-separation period generally within three months from the date of the separation. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable.
          The salient features of our stock plans are as follows:

		Range of
	Authorized	exercise		Termination
Name of Plan	Shares (1)	prices	Effective date	date	Other remarks
1999 Employee Stock option Plan	30,000,000	Rs. 171 – 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs. 171 – 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

					There are no stock options outstanding under this plan.

		Range of
	Authorized	exercise		Termination
Name of Plan	Shares (1)	prices	Effective date	date	Other remarks
Stock Option Plan (2000 ADS Plan)	9,000,000	$3 –7	September, 2000	September, 2010	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs. 2	June 11, 2004	June 10, 2014

Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	12,000,000	$0.04	June 11, 2004	June 10, 2014

Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs. 2	July 21, 2005	July 20, 2015

Wipro employee Restricted Stock Unit Pl 2007 (WSRUP 2007 plan)	10,000,000	Rs. 2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
          The following table sets forth certain information regarding the beneficial ownership of our equity shares as of September 30, 2010, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.
          Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,451,995,801 equity shares outstanding as of September 30, 2010.

		Number of Shares beneficially
Name of Beneficial Owner	Class of Security	held as of September 30, 2010	% of Class
Azim H. Premji (1)	Equity	1,935,110,430	78.91
Hasham Traders	Equity	543,765,000	22.17
Prazim Traders	Equity	541,695,000	22.09
Zash Traders	Equity	540,408,000	22.03

(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 63,771,666 shares held by

Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 85,023,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 64,767,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 95,679,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd.
          Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of September 30, 2010, are held by approximately 14,023 holders of record in the United States.
          Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. About 7.04% of the Company’s equity shares were held by these FIIs, and NRIs as of September 30, 2010, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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
Item 8. Financial Information
Consolidated Statements and Other Financial Information
          Please refer the following financial statements and the Auditor’s Report under item 18 in this Annual Report for the fiscal year ended March 31, 2010:
•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of April 1,2008, March 31, 2009 and 2010;

•	Consolidated Statements of Income for the years ended March 31, 2009 and 2010;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2009 and 2010;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2009 and 2010;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2009 and 2010; and

•	Notes to the Consolidated Financial Statements including Reconciliation Statements and Exemptions to which the Company has availed itself in accordance with IFRS 1.
The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
          During fiscal 2009, we paid a final cash dividend of Rs. 4 per share. During the fiscal 2010, we paid a final cash dividend of Rs. 4 per share.
          On April 23, 2010, our Board proposed a cash dividend of Rs. 6 ($0.13) per equity share and ADR. This proposal was approved by our shareholders at the Annual General Meeting held on July 22, 2010 and a dividend of approximately Rs. 10,070 (including dividend tax) has subsequently been paid.
          Our Board of Directors has approved a stock dividend, commonly known in India as an issue of Bonus Shares, which was approved by the shareholders through Postal Ballot on June 4, 2010. The stock dividend consisted of two equity shares for every three equity shares outstanding and two ADSs for every three ADSs outstanding on June 16, 2010 and a stock dividend was alloted accordingly. The stock dividend did not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend continues to represent one equity share of par value of Rs. 2 per share.
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
          As of September 30, 2010, we had 2,451,995,801 issued and outstanding equity shares. As of September 30, 2010, there were approximately 14,023 record holders of ADRs evidencing 41,083,220 ADSs equivalent to equity shares). As of September 30, 2010, there were approximately 222,470 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
          The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Fiscal Year ended March 31,
2010	753.00	240.00	16.75	5.34	755.85	240.15	16.82	5.34	24.29	6.90
2009	537.90	181.70	10.57	3.57	535.00	180.40	10.52	3.55	14.53	5.04
2008	600.00	325.00	14.99	8.12	635.00	324.00	15.87	8.10	17.24	9.85
2007	690.00	383.00	16.01	8.89	691.00	381.25	16.03	8.80	18.44	10.18
2006	573.00	285.55	12.88	6.41	585.90	272.00	13.17	8.65	22.38	9.62

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
Quarter Ended
September 30, 2010	452.00	327.85	10.06	7.29	454.40	372.10	10.11	8.28	14.89	11.75
June 30, 2010	419.22	228.69	9.33	5.09	405.54	380	9.02	8.45	13.8	7.15
March 31, 2010	753.00	535.00	16.75	11.90	755.85	630.15	16.82	14.02	24.29	19.10
December 31, 2009	699.00	548.50	15.55	12.20	699.9	548	15.57	12.19	23.00	17.00
September 30, 2009	605.00	362.30	13.46	8.06	605.9	365.5	13.48	8.13	17.99	10.62
June 30, 2009	454.00	240.00	10.10	5.34	459.95	240.15	10.23	5.34	13.00	6.90
March 31, 2009	261.40	195.00	5.14	3.83	263.8	196.50	5.19	3.86	8.75	5.04
December 31, 2008	351.70	181.70	6.91	3.57	364.40	180.40	7.16	3.55	9.98	5.66
September 30, 2008	460.90	317.00	9.06	6.23	465.00	320.10	9.14	6.29	12.18	8.88
June 30, 2008	537.90	402.00	10.57	7.90	535.00	401.10	10.52	7.88	14.53	10.89

Six Months Ended
October 31, 2010	499.90	424.00	11.12	9.43	500.00	421.50	11.12	9.38	16.81	14.64
September 30, 2010	452.00	398.65	10.06	8.87	454.40	398.25	10.11	8.86	14.89	12.97
August 31, 2010	439.70	393.10	9.78	8.75	439.60	393.05	9.78	8.74	14.21	12.48
July 31, 2010	433.00	327.85	9.63	7.29	430.45	372.10	9.58	8.28	13.66	11.75
June 30, 2010	439.20	228.69	9.77	5.09	440.64	380	9.80	8.45	14.80	7.15
May 31, 2010	686.70	627.40	15.28	13.96	692.70	626.40	15.41	13.94	22.79	19.61

The $ figure under BSE and NSE columns denote the share price in rupees converted to US $ at the rate of exchange of 1 US$ = Rs. 44.95

(1)	Source: BSE data was obtained from www.bseindia.com and NSE data was obtained from www.nseindia.com. NYSE data was obtained from www.finance.yahoo.com.
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
          Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on Exchanges normally takes place from 09:00 a.m. to 3:30 p.m. on all weekdays, except holidays. Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. Exchanges also have separate online trading systems and separate clearing houses.
          BSE and NSE were closed on a few occasions, in the interest of protection of investor interests, due to fluctuation in prices caused by various events from time to time. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the market wide circuit filter after the intra-day 10% fall. On November 27, 2008, due to terrorist attack in the city of Mumbai, the BSE and NSE were closed. On May 18, 2009, circuit filters were breached twice during the day and market closed for the day upon reaching 20% trigger point. When the markets hit the upper circuit limit on May 18, 2009, there was just a marginal fall in the index the following day.
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
The National Stock Exchange of India Limited
          The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2010 was approximately Rs. 33.10 trillion or approximately $736 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
          As of March 31, 2010, the NSE had about 1,300 members.
Bombay Stock Exchange Limited
          The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2010 was approximately Rs. 26.24 trillion or approximately $584 billion. The BSE began allowing online trading in May 1995. As of March 31, 2010, the BSE had 1,017 members, comprised of 173 individual members, 821 Indian companies and 23 Foreign Institutional Investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.
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
Item 10. Additional Information
Share Capital
          Our authorized share capital was Rs. 3,300,000,000 divided into 1,650,000,000 equity shares of Rs. 2/- each and 25,000,000 preference shares of Rs. 10/- each. As of March 31, 2010, 1,468,211,189 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. As of September 30, 2010, 2,451,995,801 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.
          On June 4, 2010, the Company obtained shareholders approval to increase its authorized share capital from the existing limit of Rs. 3,550,000,000 to Rs. 5,550,000,000 to facilitate the issue of bonus equity shares.
Memorandum and Articles Of Association
          Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956 all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India, with Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Memorandum and Articles of Association of Wipro Limited included as an exhibit to our Form 6-K filed with the Securities and Exchange Commission on July 6, 2010.
          Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen As of September 30, 2010, we have 12 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji is a non-retiring director. The term of the office of our non-retiring director expires on July 30, 2011. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
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
Objects and Purposes of Our Memorandum of Association
          The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:
•	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines to handle business process management, remote help desk management; remote management.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting manufacturing and dealing in hydrogenated vegetable oil.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of solutions for water treatment including but not limited to ultra pure water, waste water treatment, water reuse, desalination and related activities.

•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries,
Borrowings Power Exercisable by the Directors
          The Board of Directors has the authority to borrow funds up to a limit of one time the Company’s paid-up capital and free reserves. Borrowings beyond this limit will require the approval of the shareholders of the Company.
Number of Shares Required for Director’s Qualification
          Directors are not required to hold shares in the Company as a pre-requisite to serving on the Board of Directors.
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
Audit and Annual Report
          At least 21 days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting,), we must distribute to our shareholders a our audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. SEBI has permitted dispatch of abridged financial statements to shareholders in India in lieu of detailed version of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.
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
Preemptive Rights, Issue of Additional Shares and Distribution of Rights
          The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings (unless otherwise determined by a special resolution passed by a General Meeting of the shareholders) and the right, to renounce such subscription right in favor of any other person; Holders of ADSs may not be permitted to participate in any such offer.
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
          Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions called special resolutions in many instances for example amendments to the Articles of Association and changes to certain clauses in the Memorandum of Association, the commencement of a new line of business, etc require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.
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
Limitations on the Rights to Own Securities
          The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold the securities, are discussed in Item 10 of this Annual Report, under the section titled “Currency Exchange Controls” and is incorporated herein by reference.
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
          These guidelines provide that a re-issuance of ADSs/GDSs is permitted to the extent that ADSs/GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS, (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares pursuant to conversion of ADS into equity shares under the Depositary Agreement and (v) investor and other intermediaries comply with the provisions of 1993 Scheme and related guidelines issued from time to time.
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
Eligibility of subscriber: Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) ADS/GDS
Pricing: The pricing of ADS/GDS and Foreign Currency Convertible Bonds should not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the relevant date.
The “relevant date” means date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue.
Foreign Direct Investment
          Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the FIPB or RBI if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of Rs. 12,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry. Government of India has recently clarified about the calculation of foreign investment in an Indian Company through direct or indirect routes for such investment.
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
          Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2006 levies a surcharge of 10% on such tax and an additional surcharge called an “education cess” of 3% on such tax and surcharge, after which the dividend distribution tax payable would be 17%. Finance Act 2010 has reduced the rate of surcharge to 7.5% from the present rate of 10%.
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
          Gains realized upon the sale of ADSs and shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:
•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement.
          Finance Act (No.2) 2009 has abolished surcharge for individual tax payers effective as of April 1, 2009. In the case of resident corporations whose turnover exceeds Rs. 10,000,000 during the relevant financial year, in addition to the above rates, a surcharge of 10% will be levied on the above taxes (Finance Act 2010 reduced this surcharge to 7.5%, effective as of April 1, 2010). An additional surcharge called “education cess” of 3% on the above tax and surcharge is payable in the case of all the assesses.
          The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In the case of employees who receive shares allotted as part of a company’s stock option plan, the purchase price shall be the fair market value which has been taken into account for the purpose of computing the perquisite on salaries. In 1992, the Government allowed established Indian Companies to issue foreign currency convertible bonds (FCCB). Effective April 2008, the conversion of FCCB’s into shares or debentures of any company shall not be treated as a

‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired. Prior to this amendment, the price of the shares received on conversion was arrived by using the “stepped up” basis.
          With the enactment of Finance Act (No.2) 2009, the value of shares/security allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly effective 1st April, 2009. The tax rate will vary from employee to employee with a maximum of 30.90% (subject to the prevailing tax slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value (FMV) of the share / security on the date of exercise minus the exercise price.
          According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.
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
          It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of a foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 2.5% in the case of foreign companies and an additional surcharge called “education cess” of 3% on the above tax and surcharge in the case of foreign companies and only an additional surcharge called “education cess” of 3% on the above tax in the case of individuals.
          As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.
          Securities Transaction Tax: The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.
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
          Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx $570), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.
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
          Material United States Federal Income Tax Consequences
          The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations (or other entities treated as corporations for United States federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. persons who will hold equity shares or ADSs as capital assets.
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
          This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated Investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.
          Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.
          Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to United States federal income tax.

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
          Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. Under current tax, this reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010 and such dividends will be taxed at ordinary income rates.
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
          Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to certain tax in India. See taxation – “Taxation of Distributions – Taxation of Capital Gains”. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.
          Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding (currently at a rate of 28%, which will increase to 31% under current law if paid after December 31, 2010) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

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
          We do not believe that we satisfy either of the tests for passive foreign investment company status for the year ended March 31, 2010. However, since this determination is made on an annual basis and depends on the value of our ADS, no assurance can be given that we will not be considered a passive foreign investment company in 2010 and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
•	pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of equity shares;
•	if an election is made to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or
•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.
          If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the ‘qualified electing fund’ election.
          In addition, certain information reporting obligations may apply to U.S. holders if we are determined to be a PFIC.
          THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR EQUITY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.
Documents on Display
          This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:
•	100 F Street, NE Washington D.C., 20549

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511
          Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington, D.C. 20549, at prescribed rates.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
(in millions, except share data and where otherwise stated)

General
          Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.
          Our exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to losses.
Risk Management Procedures
          We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.
Components of Market Risk
Foreign currency risk
          We operate internationally and a major portion of our business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of revenue is in U.S. dollars, euro and pound sterling, while a significant portion of costs are in Indian rupees. The exchange rate between the rupee and U.S. dollar, euro and pound sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect our results of operations.
          We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward / option contracts to hedge forecasted cash flows denominated in foreign currency.
          We have designated certain derivative instruments as cash flow hedge to mitigate the foreign exchange exposure of forecasted highly probable cash flows. We have also designated a combination of foreign currency borrowings and related cross-currency swaps and other foreign currency derivative instruments as hedge of its net investment in foreign operations.
          As at March 31, 2010, Rs.1 increase / decrease in the spot exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 1,071 decrease / increase in the fair value of our foreign currency dollar denominated derivative instruments.
          As at March 31, 2010, 1% change in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 160 increase/decrease in the fair value of cross-currency interest rate swaps.
Interest rate risk
          Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. We manage our net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2010, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2010, additional annual interest expense on our floating rate borrowing would amount to approximately Rs. 584.

Credit risk
          Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at April 1, 2008, March 31, 2009 and 2010, respectively and revenues for the year ended March 31, 2009 and 2010, respectively. There is no significant concentration of credit risk.
Counterparty risk
          Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.
Liquidity risk
          Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2010, our cash and cash equivalents are held with major banks and financial institutions.
Item 12. Description of Securities Other Than Equity Securities
Item 12 A. Debt Securities
          Not applicable
Item 12 B. Warrants and Rights
          Not applicable
Item 12 C. Other securities
          Not applicable
Item 12 D. American Depository Shares
Item 12.D.3. Fees and Charges for Holders of American Depository Receipts
          J P Morgan Chase Bank, N.A., as depositary for the ADSs (the depositary) collects fees as provided in the Deposit Agreement, as mentioned below:
“The Depositary may charge each person to whom ADRs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), and each person surrendering ADRs for withdrawal of Deposited Securities, U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).”
The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Item 12.D.4. Fees Paid by Depository to the Company
     a. Direct Payments
          J. P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2010, the depositary reimbursed USD 9519.97. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the Program prior to the contract term, Company is required to repay to J.P. Morgan amounts reimbursed in prior periods. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed during the fiscal year ended March 31, 2010.

Category of Expenses	Amount reimbursed for fiscal ended March 31, 2010
Legal and accounting fees incurred in connection with preparation of Form 20F and ongoing SEC compliance and listing requirements

Listing fees	(Details provided under Indirect Payments)

Investor relations (1)	USD 9519.97

Advertising and public relations	Nil

Broker reimbursements (2)	(Details provided under Indirect Payments)

1)	Includes ADR training expenses.

2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depository Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.
     b. Indirect Payments
          As part of its service to the Company, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total $240,000. J.P. Morgan has also paid the following expenses on our behalf: $100,236.07
          Under certain circumstances, including termination of the Program prior to contract term, the Company is required to repay to J. P. Morgan amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay during the fiscal year ended March 31, 2010.

Category of Expenses	Amount reimbursed for fiscal ended March 31, 2010
Third party expenses paid directly (Listing fees)	USD 76,000 (NYSE listing fees for 2009 and 2010)

USD 19,648.09 (Broker reimbursements, postage, printing and DTC report fees)

USD 4,587.98 (Training expenses)

Service Fees waived	Up to USD 240,000 per year
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not Applicable
Item 15. Controls and Procedures
Disclosure controls and procedures.

Item 15. Controls and Procedures
Disclosure controls and procedures.
          In connection with the audit of our consolidated financial statements for the year ended March 31, 2010, and as disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted investigations to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including appropriateness of certain accounting entries. Based on our review of the facts discovered during the investigation, we believe that the amounts embezzled were not material. See also Item 5 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information pertaining to our Audit Committee investigations and the findings and the impact of financial statement misstatements and other adjustments identified during the investigations.
          We and our independent registered public accounting firm also identified the lack of internal controls that gave rise to this embezzlement and the financial statement misstatements as material weaknesses in our internal control over financial reporting as of March 31, 2009. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses were related to the:
•	sharing of online banking access passwords and our internal accounting system passwords by certain employees within the finance and accounting departments, including personnel responsible for external financial reporting;
•	lack of effective controls over recording of journal entries, including inadequate documentation and maker-checker controls, which also resulted in ineffective controls over bank reconciliation statements, exchange rate fluctuation accounts and outstanding liabilities accounts;
•	lack of timely and adequate reconciliation and review of period-end reinstatement of foreign currency inter-company and unit balances, including the recording of appropriate adjustments; and
•	insufficient segregation of duties in relation to recording and initiating certain banking payments.
          As a result of identifying these material weaknesses, our management and Audit Committee have concluded that our previously issued report on Internal Control Over Financial Reporting (ICOFR), as of March 31, 2009, should no longer be relied upon. Further, KPMG India, our independent registered public accounting firm, has concluded that its audit opinion on ICOFR as of March 31, 2009 should also no longer be relied upon due to these material weaknesses.
          We have taken steps to address the underlying causes of these material weaknesses described above primarily through the development and implementation of policies and controls, improved processes and documented procedures, the retention of third-party experts, and the hiring of additional accounting and finance personnel. The actions that we have taken were reviewed by our senior management with oversight by our Audit Committee.
          As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
          Based on their evaluation as of March 31, 2010 and the actions described above, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
          Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards and their interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).
          The Company’s internal control over financial reporting includes those policies and procedures that:
(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2010. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
          Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2010.
          In connection with the audit of our consolidated financial statements for the year ended March 31, 2010, we and our independent registered public accounting firm also identified the lack of internal controls that gave rise to the embezzlement and financial statement misstatements as material weaknesses in our internal control over financial reporting as of March 31, 2009.
          We have taken steps to address the underlying causes of these material weaknesses, primarily through the development and implementation of policies and controls, improved processes and documented procedures, the retention of third-party experts, and the hiring of additional accounting and finance personnel. The actions that we have taken were reviewed by our senior management with oversight by our Audit Committee.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Equity holders
Wipro Limited:
          We have audited Wipro Limited and its subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
          In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of April 1, 2008 and March 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2010, and our report dated November 12, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG

Bangalore, India
November 12, 2010

Change in internal controls over financial reporting.
     During the period covered by this Annual Report, there were changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
     As we disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted an investigation through an internal investigation team to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including appropriateness of certain accounting entries. Based on our review of the facts discovered during the investigation, we believe that the amounts embezzled were not material. We have since recovered substantially all of the embezzled amounts.
     As part of this internal investigation, certain financial misstatements were also identified in the area of exchange rate fluctuation and outstanding liability accounts. Accordingly, our Audit Committee, together with its independent legal counsel and the forensic accountants they engaged, commenced an external investigation to evaluate certain issues that arose out of the internal investigation, including the appropriateness of certain accounting entries. We and our independent registered public accounting firm also identified the lack of internal controls that gave rise to the embezzlement and other financial statement misstatements as material weaknesses in our internal control over financial reporting as of March 31, 2009. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses were related to the:
•	sharing of online banking access passwords and our internal accounting system passwords by certain employees within the finance and accounting departments, including personnel responsible for external financial reporting;
•	lack of effective controls over recording of journal entries, including inadequate documentation and maker-checker controls, which also resulted in ineffective controls over bank reconciliation statements, exchange rate fluctuation accounts and outstanding liabilities accounts;
•	lack of timely and adequate reconciliation and review of period end reinstatement of foreign currency inter-company and unit balances, including recording of appropriate adjustments; and
•	insufficient segregation of duties in relation to recording and initiating banking payments.
     As of March 31, 2010, these identified material weaknesses were remediated by our management through the implementation of a series of steps designed to improve the control processes and controls including making necessary personnel changes. The steps that we have taken are reviewed by senior management, as well as oversight by our Audit Committee. These steps included the following:
•	re-emphasizing our documented policy on ‘Password Security Compliance’ and obtaining quarterly confirmations from employees;
•	implementation of maker-checker control over recording of journal entries including additional controls over bank reconciliation statements, exchange rate fluctuation accounts and outstanding liabilities accounts;
•	performing review and reconciliation of period end reinstatement of foreign currency inter-company unit balances; and
•	appropriate segregation of duties in relation to recording and initiating banking payments.
     As a result of identifying these material weaknesses our management and Audit Committee have concluded that our previously issued report on Internal Control Over Financial Reporting (ICOFR), as of March 31, 2009, should no longer be relied upon. Further, KPMG India, our independent registered public accounting firm, have concluded that its audit opinion on ICOFR as of March 31, 2009 should also no longer be relied upon due to these material weaknesses.
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
          The following table presents fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements and fees billed for other services rendered by KPMG.

	Year ended March 31,
	2009		2010
Audit fees	Rs.	78	Rs.	82
Tax fees		37		36
All other fees		3		11

Total	Rs.	118	Rs.	129

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
Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
          None.
Item 16 F. Changes in registrant’s Certifying Accountant
          None.
Item 16 G. Corporate Governance
          Because our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of this Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India and those as per NYSE Listing requirements are as follows:
a.	Listing Agreement with Indian stock exchanges require 50% of the Board of Directors to be independent directors in the case of executive Chairman of the Board (it is 33.33% in other cases) while NYSE listing requirements specify that a majority of the Board to consist of independent directors.

b.	Listing Agreement with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing specifies that all the members of the Audit Committee must be independent directors.

c.	The requirement for a Nomination Committee and Compensation Committee are not compulsory as per Listing Agreements with Indian stock exchanges. These are mandatory requirements as per NYSE Listing requirements. A Shareholders Grievance committee is mandatory under Listing Agreements with stock exchanges and is not a requirement under NYSE Listing requirements.

d.	Criteria for determining directors to be independent also differ between the two countries Listing requirements.
The other key practices followed in the home country as per home country laws are disclosed elsewhere in this report.
Part III
Item 17. Financial Statements
          See Item 18.

Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
REPORT OF AUDIT COMMITTEE
          The Board of Directors and Stockholders of Wipro Limited
          In connection with the March 31, 2010 consolidated financial statements prepared under International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by the Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE Listing Standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India	N.Vaghul	P. M. Sinha	B. C. Prabhakar
November 12, 2010	Chairman	Member	Member

REPORT OF MANAGEMENT
          Management of Wipro is responsible for the integrity and objectivity of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”) and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.
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

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Chief Financial Officer and Director
Bangalore, India
Date: November 12, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Equity holders
Wipro Limited:
     We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of April 1, 2008 and March 31, 2009 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 1, 2008 and March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).
     As discussed in Note 2(ii) to the consolidated financial statements, the Company has changed its basis of accounting to IFRS during the year ended March 31, 2010. Consequently, the Company’s consolidated financial statements as of April 1, 2008 and for the year ended March 31, 2009 referred to above have been restated to conform with IFRS. Prior to adoption of IFRS, the Company prepared financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for purposes of its U.S. Securities and Exchange Commission reporting and accounting principles generally accepted in India (“Indian GAAP”) for purposes of its Indian regulatory reporting. Upon adoption of IFRS, Indian GAAP was considered previous GAAP.
     Indian GAAP varies in certain significant respects from U.S. GAAP and IFRS. Information relating to the nature and effect of such differences are presented in Note 31 and Note 3 to the consolidated financial statements.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 12, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Bangalore, India
November 12, 2010

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

		As of April 1,	As of March 31,
	Notes	2008	2009	2010	2010
					Convenience
					Translation
					into US $ in
					millions
					(Unaudited)
					Refer note 2(iv)

ASSETS
Goodwill	5	42,635	56,143	53,802	1,197
Intangible assets	5	1,866	3,493	4,011	89
Property, plant and equipment	4	39,478	49,794	53,458	1,189
Investment in equity accounted investees	16	1,343	1,670	2,345	52
Derivative assets	15	—	543	1,201	27
Deferred tax assets	18	1,508	4,369	1,686	38
Non-current tax assets		2,833	2,690	3,464	77
Other non-current assets	11	4,050	7,378	8,784	195

Total non-current assets		93,713	126,080	128,751	2,864

Inventories	9	6,664	7,587	7,926	176
Trade receivables	8	40,353	50,123	50,928	1,133
Other current assets	11	11,269	14,664	21,106	470
Unbilled revenues		8,514	14,108	16,708	372
Available for sale investments	7	15,247	16,293	30,420	677
Current tax assets		4,157	5,664	6,596	147
Derivative assets	15	64	619	2,615	58
Cash and cash equivalents	10	39,270	49,117	64,878	1,443

Total current assets		125,538	158,175	201,177	4,476

TOTAL ASSETS		219,251	284,255	329,928	7,340

EQUITY
Share capital		2,923	2,930	2,936	65
Share premium		25,373	27,280	29,188	649
Retained earnings		94,728	126,646	165,789	3,688
Share based payment reserve		3,149	3,745	3,140	70
Other components of equity		(704)	(12,915)	(4,399)	(98)
Shares held by controlled trust		—	(542)	(542)	(12)

Equity attributable to the equity holders of the Company		125,469	147,144	196,112	4,363
Minority interest		116	237	437	10

Total equity		125,585	147,381	196,549	4,373

LIABILITIES
Loans and borrowings	12	15,317	19,681	18,107	403
Derivative liabilities	15	—	8,767	2,882	64
Deferred tax liabilities	18	—	474	380	8
Non-current tax liabilities		2,227	2,321	3,065	68
Other non-current liabilities	14	3,789	4,332	3,233	72
Provisions	14	261	277	100	2

Total non-current liabilities		21,594	35,852	27,767	617

Loans and borrowings and bank overdraft	12	29,533	37,211	44,404	988
Trade payables and accrued expenses	13	27,873	40,191	38,748	862
Unearned revenues		4,503	8,734	7,462	166
Current tax liabilities		1,786	4,170	4,850	108
Derivative liabilities	15	2,571	3,255	1,375	31
Other current liabilities	14	4,558	5,582	6,499	145
Provisions	14	1,248	1,879	2,274	51

Total current liabilities		72,072	101,022	105,612	2,350

TOTAL LIABILITIES		93,666	136,874	133,379	2,967

TOTAL EQUITY AND LIABILITIES		219,251	284,255	329,928	7,340

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2009	2010	2010
				Convenience
				Translation
				into US $ in
				millions
				(Unaudited)
				Refer note 2(iv)

Revenues	21	256,891	271,957	6,050
Cost of revenues	22	(180,215)	(186,299)	(4,145)

Gross profit		76,676	85,658	1,906

Selling and marketing expenses	22	(17,313)	(18,608)	(414)
General and administrative expenses	22	(14,510)	(14,823)	(330)
Foreign exchange losses		(1,553)	(716)	(16)

Results from operating activities		43,300	51,511	1,146

Finance expense	23	(3,824)	(991)	(22)
Finance and other income	24	5,057	4,360	97
Share of profits of equity accounted investees	16	362	530	12

Profit before tax		44,895	55,410	1,233

Income tax expense	18	(6,035)	(9,294)	(207)

Profit for the year		38,860	46,116	1,026

Attributable to:
Equity holders of the Company		38,761	45,931	1,022
Minority interest		99	185	4

Profit for the year		38,860	46,116	1,026

Earnings per equity share:	25
Basic		15.99	18.91	0.42
Diluted		15.90	18.75	0.42

Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,423,558,482	2,429,025,243	2,429,025,243
Diluted		2,437,464,403	2,449,658,532	2,449,658,532
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2009	2010	2010
				Convenience
				Translation
				into US $ in
				millions
				(Unaudited)
				Refer note 2(iv)

Profit for the year		38,860	46,116	1,026

Other comprehensive income, net of taxes:
Foreign currency translation differences:
Translation difference relating to foreign operations	17	8,992	(5,522)	(123)
Net change in fair value of hedges of net investment in foreign operations	17	(7,427)	4,202	93
Net change in fair value of cash flow hedges	15,18	(13,436)	9,841	219
Net change in fair value of available for sale investments	7,18	(320)	(50)	(1)

Total other comprehensive income, net of taxes		(12,191)	8,471	188

Total comprehensive income for the year		26,669	54,587	1,214

Attributable to:
Equity holders of the Company		26,548	54,447	1,211
Minority interest		121	140	3

		26,669	54,587	1,214

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDTAED STATEMENTS OF CHANGES IN EQUITY
(Rupees in millions, except share and per share date, unless otherwise stated)

						Other components of equity
					Share	Foreign	Cash		Shares	Equity attributable
					based	currency	flow		held by	to the equity
		Share	Share	Retained	payment	translation	hedging	Other	controlled	holders of the	Minority
	No. of shares	capital	premium	earnings	reserve	reserve	reserve	reserve	Trust	Company	interest	Total equity
As at April 1, 2008	1,461,453,320	2,923	25,373	94,728	3,149	(10)	(1,097)	404	—	125,469	116	125,585
Cash dividend paid (including dividend tax thereon)				(6,842)						(6,842)		(6,842)
Issue of equity shares on exercise of options	2,558,623	5	1,367		(1,272)					100		100
Profit for the year				38,761						38,761	99	38,860
Other comprehensive income						1,543	(13,436)	(320)		(12,213)	22	(12,191)
Shares issued and held by controlled trust	968,803	2	540						(542)	—		—
Compensation cost related to employee share based payment	—	—	—	—	1,868	—	—	—	—	1,868	—	1,868

As at March 31, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381

As at April 1, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381
Cash dividend paid (including dividend tax thereon)				(6,788)						(6,788)		(6,788)
Issue of equity shares on exercise of options	3,230,443	6	1,908		(1,908)					6	—	6
Profit for the year				45,931						45,931	185	46,116
Other comprehensive income						(1,275)	9,841	(50)		8,516	(45)	8,471
Infusion of capital,										—	60	60
Compensation cost related to employee share based payment	—	—	—	—	1,302	—	—	—	—	1,302	—	1,302

As at March 31, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549

Convenience translation into US $ in millions (Unaudited) Refer note 2(iv)		65	649	3,688	70	6	(104)	1	(12)	4,363	10	4,373
The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Rupees in millions, except share and per share date, unless otherwise stated)

	Year ended March 31,
	2009	2010	2010
			Convenience
			Translation into
			US $ in millions
			(Unaudited)
			Refer note 2(iv)

Cash flows from operating activities:
Profit for the year	38,860	46,116	1,026
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(28)	(43)	(1)
Depreciation and amortization	6,948	7,831	174
Unrealized exchange (gain) / loss	3,728	(1,462)	(33)
Impact of cash flow/net investment hedging activities	(12,196)	6,017	134
Gain on sale of investments	(681)	(308)	(7)
Share based compensation	1,868	1,302	29
Income tax expense	6,035	9,294	207
Share of profits of equity accounted investees	(362)	(530)	(12)
Dividend and interest (income)/expenses, net	(1,331)	(2,820)	(63)
Changes in operating assets and liabilities:
Trade and other receivables	(8,024)	(2,150)	(48)
Unbilled revenues	(5,594)	(2,600)	(58)
Inventories	(922)	(218)	(5)
Other assets	(1,663)	(2,203)	(49)
Trade payables and accrued expenses	12,260	(66)	(1)
Unearned revenues	2,465	(1,272)	(28)
Other liabilities	1,986	2,024	45

Cash generated from operating activities before taxes	43,349	58,912	1,311
Income taxes paid, net	(7,250)	(7,914)	(176)

Net cash generated from operating activities	36,099	50,998	1,135

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(16,746)	(12,631)	(281)
Proceeds from sale of property, plant and equipment	358	397	9
Purchase of available for sale investments	(342,717)	(340,891)	(7,584)
Proceeds from sale of available for sale investments	341,687	325,770	7,247
Investment in inter-corporate deposits	(3,750)	(10,750)	(239)
Refund of inter-corporate deposits	—	4,950	110
Payment for business acquisitions, net of cash acquired	(6,679)	(4,399)	(98)
Interest received	1,398	2,297	51
Dividend received	2,266	1,442	32

Net cash used in investing activities	(24,183)	(33,815)	(752)

Cash flows from financing activities:
Proceeds from issuance of equity shares	100	6	—
Proceeds from issuance of equity shares by a subsidiary	—	60	1
Repayment of loans and borrowings	(80,251)	(55,661)	(1,238)
Proceeds from loans and borrowings	86,121	63,011	1,402
Payment of cash dividend (including dividend tax thereon)	(6,829)	(6,823)	(152)
Interest paid on loans and borrowings	(2,400)	(1,194)	(27)

Net cash used in financing activities	(3,259)	(601)	(13)

Net increase in cash and cash equivalents during the year	8,657	16,582	369
Effect of exchange rate changes on cash and cash equivalents	663	(1,258)	(28)
Cash and cash equivalents at the beginning of the year	38,912	48,232	1,073

Cash and cash equivalents at the end of the year (Note 10)	48,232	63,556	1,414

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Rupees in millions, except share and per share date, unless otherwise stated)
1. The Company overview:
     Wipro Limited (“Wipro” or the ”Parent Company”), together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Outsourcing (“BPO”) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure engineering.
     Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore — 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by Audit Committee on November 12, 2010.
2. Basis of preparation of financial statements
(i) Statement of compliance:
     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
(ii) Basis of preparation
     These consolidated financial statements are covered by IFRS 1, “First Time Adoption of IFRS”, as they are the Company’s first consolidated IFRS financial statements for the year ended March 31, 2010.
     The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes to the consolidated financial statements, where applicable.
     Until the adoption of IFRS, the financial statements included in the Company’s Annual Report on Form 20-F and Quarterly Reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, the transition to IFRS has been carried out from the accounting principles generally accepted in India (Indian GAAP), which is considered as the “Previous GAAP”, for purposes of IFRS 1. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity and profit is provided in Note 3 (xix). In addition, a reconciliation of the Company’s equity and profit between Previous GAAP and U.S. GAAP is provided in Note 31.
     The preparation of these consolidated financial statements resulted in changes to the Company’s accounting policies as compared to most recent annual financial statements prepared under Previous GAAP. Accounting policies have been applied consistently to all periods presented in the consolidated financial statements including the preparation of the IFRS opening statement of financial position as at April 1, 2008 (“Transition Date”)for the purpose of the transition to IFRS and as required by IFRS 1. These accounting policies have been applied consistently by all entities within the Group.
     All amounts included in the consolidated financial statements are reported in millions of Indian rupees (Rupees in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.
(iii) Basis of measurement
     The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based Payment transaction.
(iv)	Convenience translation (unaudited)

     The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2010, have been translated into United States dollars at the certified foreign exchange rate of $1 = Rs. 44.95, as published by Federal Reserve Board of New York on March 31, 2010. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
(v) Use of estimates and judgment
     The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.
     Estimates and underlying assumptions are reviewed on a periodic basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
a)	Revenue recognition: The Company uses the percentage of completion method using the input method (cost expended) to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. To date, the Company has not incurred a material loss on any fixed-price and fixed-timeframe contract.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though, the Company considers all these issues in estimating income taxes, there could be an unfavorable resolution of such issues.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combination, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.

Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.
3. Significant accounting policies:
(i) Basis of consolidation:
     Subsidiaries
     The consolidated financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.
     All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.
     Equity accounted investees
     Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.
(ii) Functional and presentation currency:
     Items included in the consolidated financial statements of each of the Company’s subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian Rupee, the national currency of India, which is the functional currency of Wipro Limited and its domestic subsidiaries and equity accounted investees.
(iii) Foreign currency transactions and translation:
     a) Transactions and balances
     Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities. Gains/losses relating to translation or settlement of borrowings denominated in foreign currency are reported in finance expense. Non monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.
     b) Foreign operations
     For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into Indian Rupee using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity. When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

     c) Others
     Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such difference are recognized in statement of income. When the hedged part of a net investment is disposed of, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in FCTR.
(iv) Financial Instruments
     a) Non-derivative financial instruments
     Non derivative financial instruments consist of:
-	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

-	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.
     Non derivative financial instruments are recognized initially at fair value including any directly attributable transaction costs. Financial assets are derecognized when all of the risks and rewards of ownership have been transferred.
     Subsequent to initial recognition, non derivative financial instruments are measured as described below:
     A. Cash and cash equivalents
     The Company’s cash and cash equivalent consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at anytime, without prior notice or penalty on the principal.
     For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system.
     B. Available-for-sale financial assets
     The Company has classified investments in liquid mutual funds, equity securities, other than equity accounted investees and certain debt securities (primarily certificate of deposits with banks) as available-for-sale financial assets. These investments are measured at fair value and changes therein are recognized in other comprehensive income and presented within equity. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss in other comprehensive income is transferred to statement of income.
     C. Others
     Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
     b) Derivative financial instruments
     The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.
     The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is a bank.

     Derivatives are recognized and measured at fair value. Attributable transaction cost are recognized in statement of income as cost.
     A. Cash flow hedges
     Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and presented within equity in the cash flow hedging reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.
     B. Hedges of net investment in foreign operations
     The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a combination of foreign currency denominated borrowings and related cross-currency swaps as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and within equity in the FCTR to the extent that the hedge is effective.
     C. Others
     Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges or hedges of net investment in foreign operations and the ineffective portion of cash flow hedges are recognized in the statement of income and reported within foreign exchange gains/(losses), net under results from operating activities.
     Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have been not designated as hedges are recorded in finance expense.
(v) Equity and share capital
     a) Share capital and share premium
     The Company has only one class of equity shares. The authorized share capital of the Company is 1,650,000,000 equity shares, par value Rs. 2 per share. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.
     Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.
     b) Shares held by controlled trust (Treasury shares):
     The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury Shares. The Company has 8,930,563 treasury shares as of March 31, 2009 and 2010, respectively. Treasury shares are recorded at acquisition cost. During the year ended March 31, 2009, the Company completed the merger of certain subsidiaries with itself. Pursuant to the terms of merger approved by the courts in India, the Company issued 968,803 fully paid equity shares amounting to Rs. 542 to a controlled trust. This transaction was determined to be a common control transfer, in accordance with the guidance in IFRS 3 “Business combination”. Accordingly, no adjustments were made to the carrying value of assets and liabilities.
     c) Retained earnings
     Retained earnings comprises of the Company’s prior years’ undistributed earnings after taxes. A portion of these earnings amounting to Rs. 1,144 is not freely available for distribution.
     d) Share based payment reserve

     The share based payment reserve is used to record the value of equity-settled share based payment transactions with employees. The amounts recorded in share based payment reserve are transferred to share premium upon exercise of stock options by employees.
     e) Cash flow hedging reserve
     Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income (net of taxes), and presented within equity in the cash flow hedging reserve.
     f) Foreign currency translation reserve
     The exchange difference arising from the translation of financial statements of foreign subsidiaries, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, and presented within equity in the FCTR.
     g) Other reserve
     Changes in the fair value of available for sale financial assets is recognized in other comprehensive income (net of taxes), and presented within equity in other reserve.
     h) Dividend
     A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.
(vi) Property, plant and equipment:
     a) Recognition and measurement
     Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. Borrowing costs directly attributable to the construction or production of a qualifying asset are capitalized as part of the cost.
     b) Depreciation
     The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life or the related lease term. The estimated useful life of assets are reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets for the current and comparative period are as follows:

Category	Useful life
Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Computer equipment and software	2 to 6 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 years
     When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably.
     Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as of each reporting date and the cost of property, plant and equipment not available for use before such date are disclosed under capital work- in-progress.
(vii) Business combination, Goodwill and Intangible assets:

     Business combinations consummated subsequent to the Transition Date (i.e. April 1, 2008) are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Contingent consideration is recorded when it is probable that such consideration would be paid and can be measured reliably. In respect of acquisitions prior to the Transition Date, goodwill is included on the basis of its deemed costs, which represents the amount recognized under the Company’s Previous GAAP.
     a) Goodwill
     The excess of the cost of acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.
     b) Intangible assets
     Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.
     The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. Intangible assets with indefinite lives comprising of brands are not amortized, but instead tested for impairment at least annually and written down to the recoverable amount as required.
     The estimated useful life of finite useful life intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	2 to 11 years
Marketing related intangibles	20 to 30 years
(viii) Leases
     a) Arrangements where the Company is the lessee
     Leases of property, plant and equipment, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability.
     Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are recognized in the statement of income on a straight-line basis over the lease term.
     b) Arrangements where the Company is the lessor
     In certain arrangements, the Company recognizes revenue from the sale of products given under finance leases. The Company records gross finance receivables, unearned income and the estimated residual value of the leased equipment on consummation of such leases. Unearned income represents the excess of the gross finance lease receivable plus the estimated residual value over the sales price of the equipment. The Company recognises unearned income as financing revenue over the lease term using the effective interest method.
(ix) Inventories
     Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the weighted average method.
(x) Impairment

     a) Financial assets:
     The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. If any such indication exists, the Company estimates the amount of impairment loss.
     A. Loans and receivables
     Impairment losses on trade and other receivables are recognized using separate allowance accounts. Refer Note 2 (v) for further information regarding the determination of impairment.
     B. Available for sale financial asset
     When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income, a component of equity in other reserve is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.
     b) Non financial assets
     The Company assesses long-lived assets, such as property, plant, equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.
     Intangible assets with indefinite lives comprising of brands are not amortized, but instead tested for impairment at least annually at the same time and written down to the recoverable amount as required.
     Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes. An impairment in respect of goodwill is not reversed.
(xi) Employee Benefit
     a) Post-employment and pension plans
     The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditure for defined contribution plans is recognized as expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Company. The present value of the defined benefit obligations is calculated using the projected unit credit method.
     The company has the following employee benefit plans:
     A. Provident fund
     Employees receive benefits from a provident fund. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company; while the remainder of the contribution is made to the government administered pension fund. The

Company is generally liable for any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognizes such shortfall, if any, as an expense in the year it is incurred.
     B. Superannuation
     Superannuation plan, a defined contribution scheme is administered by Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.
     C. Gratuity
     In accordance with the Payment of Gratuity Act, 1972, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the Life Insurance Corporation of India (LIC), HDFC Standard Life, TATA AIG and Birla Sun-life. The Company’s obligation in respect of the gratuity plan, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses immediately in the statement of income.
     b) Termination benefits
     Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefit as a result of an offer made to encourage voluntary redundancy.
     c) Short-term benefits
     Short-term employee benefit obligations are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
     d) Compensated absences
     The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. The Company recognizes actuarial gains and losses immediately in the statement of income.
(xii) Share based payment transaction:
     Employees of the Company receive remuneration in the form of equity settled instruments, for rendering services over a defined vesting period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the statement of income with a corresponding increase to the share based payment reserve, a component of equity.
     The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.
(xiii) Provisions
     Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

     The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.
     When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
     Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract.
(xiv) Revenue:
     The Company derives revenue primarily from software development and related services, BPO services, sale of IT and other products.
     a) Services:
     The Company recognizes revenue when the significant terms of the arrangement are enforceable, services have been delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:
     A. Time and materials contracts
     Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.
     B. Fixed-price contracts
     Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of income in the period in which such losses become probable based on the current contract estimates.
     ‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ represent billing in excess of revenue recognized. Advance payments received from customers for which no services are rendered are presented as ‘Advance from customers’.
     C. Maintenance contract
     Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method.
     b) Products
     Revenue from products are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.
     c) Multiple element arrangements
     Revenue from contracts with multiple-element arrangements are recognized using the guidance in IAS 18, Revenue. The Company allocates the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus, an appropriate business-specific profit margin related to the relevant component.
     d) Others
     The Company accounts for volume discounts and pricing incentives to customers by reducing the amount of revenue recognized at the time of sale.
     Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty.
     The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
(xv) Finance expense
     Finance expense comprise interest cost on borrowings, impairment losses recognized on financial assets, gains / losses on translation or settlement of foreign currency borrowings and changes in fair value and gains / losses on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.
(xvi) Finance and other income
     Finance and other income comprises interest income on deposits, dividend income and gains / losses on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.
(xvii) Income tax:
     Income tax comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent it relates to a business combination, or items directly recognized in equity or in other comprehensive income.
     a) Current income tax
     Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amount are those that are enacted or substantively enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.
     b) Deferred income tax
     Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction.
     Deferred income tax asset are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.
     Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

     Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
(xviii) Earnings per share
     Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted-average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.
(xix) Transition to IFRS
     As stated in Note 2 (ii), the Company’s consolidated financial statements for the year ended March 31, 2010 are the first annual consolidated financial statements prepared in compliance with IFRS.
     The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2008 as the transition date. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS Consolidated Financial Statements for the year ended March 31, 2010, be applied consistently and retrospectively for all fiscal years presented.
     Until the adoption of IFRS, the financial statements included in the Annual Reports on Form 20-F and Quarterly Reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). However, for the purposes of the transition, such transition was carried out from Indian GAAP, which has been considered as the Previous GAAP as per IFRS 1.
     All applicable IFRS have been applied consistently and retrospectively wherever required. The resulting difference between the carrying amounts of the assets and liabilities in the consolidated financial statements under both IFRS and Previous GAAP as of the Transition Date have been recognized directly in equity at the Transition Date.
     In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and exceptions in accordance with IFRS 1 as explained below:
     a) Exemptions from retrospective application:
     A. Business combination exemption
     The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to the date of Transition (April 1, 2008). Pursuant to this, exemption, goodwill arising from business combination has been stated at the carrying amount under Previous GAAP. Further, intangible assets net of related taxes, which were subsumed in goodwill under Previous GAAP, were not recognized in the opening statement of financial position as at April 1, 2008 since these did not qualify for recognition in the separate statement of financial position of the acquired entities. The Company has adjusted goodwill relating to past business combinations, for contingent consideration, if it is probable that such consideration would be paid and can be measured reliably as of the Transition Date.
     B. Share–based payment exemption
     The Company has elected to apply the share based payment exemption available under IFRS 1 on application of IFRS 2,”Share Based Payment”, to only grants made after November 7, 2002, which remained unvested as of the Transition date.
     C. Borrowing costs
     The Company had the policy of capitalizing borrowing costs for all qualifying assets under its Previous GAAP. Accordingly, the Company has capitalized borrowing cost in respect of qualifying costs prior to the Transition date. However, there is a difference in the basis of capitalizing such costs between IFRS and Previous GAAP, which has been recorded as a reconciling item as a part of the transition.
     b) Exceptions from full retrospective application
     A. Hedge accounting exception

     The Company had followed hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.
     B. Estimates exception
     Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.
Reconciliations
     The following reconciliations provide a quantification of the effect of significant differences arising from the transition from Previous GAAP to IFRS in accordance with IFRS 1:
–	equity as at April 1, 2008;

–	equity as at March 31, 2009;

–	profit for the year ended March 31, 2009; and

–	explanation of material adjustments to cash flow statements.
     In the reconciliations mentioned above, certain reclassifications have been made to Previous GAAP financial information to align with the IFRS presentation.

Reconciliation of Equity as at April 1, 2008

	Amount as per		Effect of
	Previous		Transition to		Amount as per		Relevant Notes
Particulars	GAAP		IFRS		IFRS		for adjustments
Goodwill	Rs.	42,209	Rs.	426	Rs.	42,635	8
Property, plant and equipment and intangible assets		41,583		(239)		41,344	1,2
Available for sale investments		14,679		568		15,247	3
Investment in equity accounted investees		1,343		—		1,343
Inventories		6,664		—		6,664
Trade receivables		40,453		(100)		40,353	4
Unbilled revenues		8,514		—		8,514
Cash and cash equivalents		39,270		—		39,270
Net tax assets (including deferred taxes)		3,632		854		4,486	5
Other assets		13,980		1,399		15,379	2(a),4,9,10,13

TOTAL ASSETS	Rs.	212,327	Rs.	2,908	Rs.	215,235

Share capital and share premium (net of shares issued to controlled trust)	Rs.	28,296	Rs.	—	Rs.	28,296
Share application money pending allotment		40		(40)		—	12
Retained earnings		87,908		6,820		94,728
Cash flow hedging reserve		(1,097)		—		(1,097)
Other reserves		1,807		1,851		3,658	3,7,11
Total equity (A)		116,954		8,631		125,585

Minority interest		116		(116)		—	11
Loans and borrowings		44,850		—		44,850
Trade payables and accrued expenses		27,873		—		27,873
Unearned revenues		4,503		—		4,503
Other liabilities and provisions		18,031		(5,607)		12,424	6,8,10,12
Total liabilities (B)		95,373		(5,723)		89,650

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	212,327	Rs.	2,908	Rs.	215,235

Notes:

1)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, finite life intangible assets are amortized usually on a straight line basis over their useful life. As a result, the accumulated amortization under IFRS is lower by Rs. 101 as at April 1, 2008.

2)	Listed below are the key differences in property, plant and equipment between IFRS and Previous GAAP:

a)	Under IFRS, leases of land are classified as operating leases unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. Under IFRS, Rs. 645 of such payments towards lease of land has been reclassified from property, plant and equipment to other assets. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and IFRS resulted in higher interest capitalization by Rs. 305 under IFRS, net of related depreciation impact.

3)	Under IFRS, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value. Consequently, carrying value of the available for sale investments under IFRS is higher by Rs. 568 (tax effect Rs. 165).

4)	Under IFRS an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under IFRS, in respect of multiple element arrangements comprising delivered products and installation services, the Company defers and recognizes revenue relating to installation services when those services are rendered. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also accrued.

Consequently, under IFRS the Company has unearned revenue of Rs. 100 and reversed Rs. 78 of cost accrued for installation services. The deferred revenues are recognized when the related installation services is performed.

5)	Under IFRS, tax benefits from carry forward tax losses is recognized if it is probable that sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax asset in respect of carry forward tax losses is recognized if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

Further, Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while IFRS mandates the balance sheet approach in recognizing deferred taxes.

As a result, net deferred tax assets under IFRS are higher by Rs. 854.

6)	Under Previous GAAP, a liability is recognized in respect of proposed dividend on Company’s equity shares, even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under IFRS, liability for dividend is recognized only when it is approved by shareholders. Accordingly, provisions under IFRS is lower by Rs. 6,842.

7)	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by Rs. 1,332 as at April 1, 2008 in respect of the unvested awards.

8)	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized Rs. 426 of contingent consideration as additional goodwill and liability. This adjustment has no impact on equity.

9)	Under IFRS, loans and receivables are recognized at amortized cost, which is carried at historical cost under Previous GAAP. As a result, the carrying value of such loans and receivables under IFRS is lower by Rs. 154.

10)	Indian tax laws, levies Fringe benefit Tax (FBT) on all stock options exercised on or after April 1, 2007. The Company has modified share options plan to recover FBT from the employees. Under IFRS 2, Share based payment, the FBT paid to the tax authorities is recorded as a liability over the period that the employee renders services. Recovery of the FBT from the employee is accounted as a reimbursement right under IAS 37, Provisions, contingent liabilities and contingent assets, as it is virtually certain that the Company will recover the FBT from the employee. Accordingly, under IFRS, the Company has recognized the reimbursement right as a separate asset, not to exceed the FBT liability recognized at each reporting period.

Under Previous GAAP, FBT liability and the related FBT recovery from the employee is recorded at the time of exercise of stock option by the employee. Accordingly, under IFRS the Company has recognized Rs. 766 as other liabilities and reimbursement right in respect of outstanding stock options. This adjustment has no impact on equity.

11)	Under IFRS, minority interest is reported as a separate item within equity, whereas Previous GAAP requires minority interest to be presented separately from equity. This presentation difference between IFRS and Previous GAAP has resulted in an increase in equity under IFRS by Rs. 116 as at April 1, 2008.

12)	Under IFRS, share application money received and pending allotment is reported under other liabilities, whereas Previous GAAP requires share application money pending allotment to be presented as a separate item within equity. This presentation difference between IFRS and Previous GAAP has resulted in a decrease in equity under IFRS by Rs. 40 as at April 1, 2008.

13)	Difference in accounting for certain foreign currency forward contracts has resulted in an increase in other assets by Rs. 64 under IFRS as of April 1, 2008.

Reconciliation of Equity as at March 31, 2009

	Amount as		Effect of				Relevant
	per Previous		Transition		Amount as		Notes for
Particulars	GAAP		to IFRS		per IFRS		adjustments
Goodwill	Rs.	56,521	Rs.	(378)	Rs.	56,143	1,10
Property, plant and equipment and intangible assets		52,563		724		53,287	1,2,3
Available for sale investments		16,426		(133)		16,293	4
Investment in equity accounted investees		1,670		—		1,670
Inventories		7,587		—		7,587
Trade receivables		50,370		(247)		50,123	5
Unbilled revenues		14,108		—		14,108
Cash and cash equivalents		49,117		—		49,117
Net tax assets (including deferred taxes)		2,672		3,086		5,758	6
Other assets		20,984		2,220		23,204	3(a),5, 9, 13

TOTAL ASSETS	Rs.	272,018	Rs.	5,272	Rs.	277,290

Share capital and share premium (net of shares issued to controlled trust)	Rs.	29,667	Rs.	—	Rs.	29,667
Share application money pending allotment		15		(15)		—	12
Retained earnings		119,957		6,689		126,646
Cash flow hedging reserve		(16,886)		2,353		(14,533)	6
Other reserves		3,546		2,055		5,601	4, 8,11
Total equity (A)		136,299		11,082		147,381

Minority interest		237		(237)		—	11
Loans and borrowings		56,892		—		56,892
Trade payables and accrued expenses		40,191		—		40,191
Unearned revenues		8,734		—		8,734
Other liabilities and provisions		29,665		(5,573)		24,092	7,9,10,12, 13
Total liabilities (B)		135,719		(5,810)		129,909

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	272,018	Rs.	5,272	Rs.	277,290

Notes:

1)	Under IFRS, all the assets and liabilities arising from a business combination are identified and recorded at fair value. Accordingly, a portion of purchase price is allocated towards customer related intangible in respect of business combination consummated subsequent to the Transition date. Under Previous GAAP, assets and liabilities arising from a business combination are recognized at carrying value in the books of the acquired entity. Internally generated intangible assets would not have been recognized by the acquired entity and therefore customer related intangible arising from the business combination is not recognized under Previous GAAP. Accordingly, goodwill under IFRS is lower by Rs. 1,139 (net of deferred taxes) and intangible assets are higher by Rs. 1,535 (net of amortization of Rs. 91).

2)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, finite life intangible assets are amortized usually on a straight line basis over their useful life. As a result the accumulated amortization under IFRS is lower by Rs. 149 as at March 31, 2009.

3)	Listed below are the key differences in property, plant and equipment between IFRS and Previous GAAP:

a)	Under IFRS, leases of land are classified as operating leases unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Lease rentals paid in advance and lease deposits are recognized as other assets. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. Under IFRS, Rs. 1,293 of such payments towards lease of land has been reclassified from property, plant and equipment to other assets. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and IFRS resulted in higher interest capitalization by Rs. 331 under IFRS, net of related depreciation impact.

4)	Under IFRS, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments net of taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value. Consequently, available for sale investments under IFRS is higher by Rs. 117 (tax effect Rs. 33). Additionally, investment in non convertible debentures amounting to Rs. 250 is classified as investments under Previous GAAP whereas the same is shown under other assets in IFRS. This has no impact on equity.

5)	Under IFRS, an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under IFRS, in respect of multiple element arrangements comprising delivered products and installation services, the Company defers and recognizes revenue relating to installation services when those services are rendered. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also accrued.

Consequently, under IFRS the Company has deferred revenue of Rs. 247 and reversed Rs. 196 of cost accrued for installation services. The deferred revenues are recognized when the related installation services is performed.

6)	Under IFRS, tax benefits from carry forward tax losses is recognized if it is probable that sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax asset in respect of carry forward tax losses is recognized if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

Further, Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while IFRS mandates balance sheet approach in recognizing deferred taxes.

As a result, net deferred tax assets under IFRS are higher by Rs. 3,086 (including impact of foreign currency translation adjustment, where necessary).

7)	Under Previous GAAP, liability is recognized in respect of proposed dividend on Company’s equity share, even though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under IFRS, liability for dividend is recognized only when it is approved by shareholders. Accordingly, provisions under IFRS are lower by Rs. 6,856.

8)	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by Rs. 1,432 as at March 31, 2009, in respect of unvested awards.

9)	Indian tax laws levy Fringe Benefit Tax (FBT) on all stock options exercised on or after April 1, 2007. The Company has modified share options plan to recover FBT from the employees. Under IFRS 2, Share based payment, the FBT paid to the tax authorities is recorded as a liability over the period that the employee renders services. Recovery of the FBT from the employee is accounted as a reimbursement right under IAS 37, Provisions, contingent liabilities and contingent assets, as it virtually certain that the Company will recover the FBT from the employee. Accordingly, under IFRS, the Company has recognized the reimbursement right as a separate asset, not to exceed the FBT liability recognized at each reporting period.

Under Previous GAAP, FBT liability and the related FBT recovery from the employee is recorded at the time of exercise of stock option by the employee. Accordingly, under IFRS, the Company has recognized Rs. 741 as other liabilities and reimbursement right in respect of outstanding stock options. This adjustment has no impact on equity.

10)	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration will be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized Rs. 761 of contingent consideration as additional goodwill and liability. This adjustment has no impact on equity.

11)	Under IFRS, minority interest is reported as a separate item within equity, whereas Previous GAAP requires minority interest to be presented separately from equity. This presentation difference between IFRS and Previous GAAP has resulted in an increase in equity under IFRS by Rs. 237 as at March 31, 2009.

12)	Under IFRS, share application money received and pending allotment is reported under other liabilities, whereas Previous GAAP requires share application money pending allotment to be presented as a separate item within equity. This presentation difference between IFRS and Previous GAAP has resulted in a decrease in equity under IFRS by Rs. 15 as at March 31, 2009.

13)	Difference in accounting for certain foreign currency forward contract has resulted in a decrease in other assets by Rs. 260 and other liabilities by Rs. 236 under IFRS as of March 31, 2009.

Reconciliation of Profit for the Year Ended March 31, 2009

	Amount as per		Effect of Transition		Amount as per		Relevant Notes
Particulars	Previous GAAP		to IFRS		IFRS		for adjustments
Revenues	Rs.	256,995	Rs.	(104)	Rs.	256,891	1

Cost of revenues		(179,230)		(985)		(180,215)	1,2, 5

Gross profit		77,765		(1,089)		76,676

Selling and marketing expenses		(17,853)		540		(17,313)	1(c ),2,3,5
General and administrative expenses		(14,356)		(154)		(14,510)	2,5
Foreign exchange gains/(losses), net		(1,553)		—		(1,553)

Results from operating activities		44,004		(704)		43,300

Finance expense		(3,865)		41		(3,824)	4
Finance and other income		5,057		—		5,057
Share of profits of equity accounted investees		362		—		362

Profit before tax		45,558		(663)		44,895

Income tax expense		(6,460)		425		(6,035)	5

Profit for the year	Rs.	39,098	Rs.	(238)	Rs.	38,860

Attributable to:
Equity holders of the Company	Rs.	38,999			Rs.	38,761
Minority Interest		99				99

Notes:

1)	The following are the primary differences in revenue between IFRS and Previous GAAP:

a)	Under Previous GAAP, revenue is reported net of excise duty charged to customers. Under IFRS, revenue includes excise duty charged to customers. As a result, revenues and cost of revenues under IFRS is higher by Rs. 1,055.

b)	Under IFRS, revenue relating to product installation services is recognized when the installation services are performed. Under Previous GAAP, the entire revenue relating to the supply and installation of products is recognized when products are delivered in accordance with the terms of contract. Installation services are considered to be incidental / perfunctory to product delivery and the cost of installation services is accrued upon delivery of the product. Accordingly, revenue and cost of revenue under IFRS is lower by Rs. 147 and Rs. 117, respectively.

c)	Under IFRS, generally cash payments to customers pursuant to sales promotional activities are considered as sales discounts and reduced from revenue. Under Previous GAAP, such payments are considered as cost of revenue and selling and marketing expense. As a result, under IFRS, revenue is lower by Rs. 1,011 and cost of revenues and selling and marketing expenses are lower by Rs. 275 and Rs. 736, respectively.

2)	Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vest in a graded manner, on an accelerated basis. Under Previous GAAP, the stock compensation expense is recorded on a straight-line basis. As a result, under IFRS the Company has recognized additional stock compensation expense of Rs. 40 in cost of revenue, Rs. 30 in selling and marketing expenses and Rs. 30 in general and administrative expenses.

3)	Under IFRS, the amortization charge in respect of finite life intangible assets is recorded in the proportion of economic benefits consumed during the period to the expected total economic benefits from the intangible asset. Under Previous GAAP, such finite life intangible assets are amortized on a straight-line basis over the life of the asset. Further, the Company recorded additional amortization in respect of customer related intangible arising out of business combination consummated subsequent to the Transition date. Accordingly, amortization under IFRS is higher by Rs. 43.

4)	This includes difference in accounting for certain foreign currency forward contracts and basis of interest capitalization under IFRS and Previous GAAP.

5)	Under Indian tax laws, the Company is required to pay Fringe Benefit Tax (FBT) on certain expenses incurred by the Company. Under Previous GAAP, FBT is reported in the income statement as a separate component of income tax expense. Under IFRS, FBT does not meet the definition of income tax expense and is recognized in the related expense line items. Accordingly, the cost of revenue, selling and marketing expenses and general and administrative expenses under IFRS are higher by Rs. 165, Rs. 124 and Rs. 124, respectively and income tax expense is correspondingly lower.
Explanation of material adjustments to the cash flow statements
          Under Previous GAAP, changes in amount of bank overdraft balances are reported as financing activity. Under IFRS, bank overdraft is included in cash and cash equivalent, and consequently the cash flow from financing activities are reported on a different basis.
New Accounting standards not yet adopted by the Company:
          In January 2008, the IASB issued the revised standards IFRS 3, “Business Combinations” (“IFRS 3,(2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27, (2008)”). The revisions result in several changes in the accounting for business combinations. IFRS 3, (2008) and IAS 27, (2008) will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non- controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In respect of business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in the statement of income. Acquisition-related costs are expensed in the period incurred. The Company will adopt IFRS 3, (2008) and IAS 27, (2008) to prospective transactions from fiscal year beginning April 1, 2010.
          In July 2008, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (“amendment to IAS 39”). The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The adoption of this amendment on April 1, 2010 is not expected to have any material impact on the Company’s consolidated financial statements.
          In April 2009, the IASB issued “Improvements to IFRSs” – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard are mainly applicable to the Company from fiscal year beginning April 1, 2010. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.
          In November 2009, the IASB issued an amendment to IAS 24 (revised 2009) “Related Party Disclosures” (“IAS 24”). The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The revision is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.
          In November 2009, the IASB issued IFRS 9 “Financial Instruments on the classification and measurement of financial assets”. The new standard represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.
4. Property, plant and equipment

							Furniture
					Plant and		fixtures and
	Land		Buildings		machinery*		equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2008	Rs.	2,091	Rs.	10,067	Rs.	31,065	Rs.	7,329	Rs.	2,566	Rs.	53,118
Translation adjustment		21		293		1,459		309		32		2,114
Additions		636		5,019		9,138		514		567		15,874
Disposal / adjustments		(8)		(82)		(213)		(163)		(333)		(799)
Acquisition through business combination		—		87		174		124		21		406

As at March 31, 2009	Rs.	2,740	Rs.	15,384	Rs.	41,623	Rs.	8,113	Rs.	2,853	Rs.	70,713

Accumulated depreciation/impairment:
As at April 1, 2008	Rs.	—	Rs.	1,238	Rs.	20,930	Rs.	3,600	Rs.	1,416	Rs.	27,184
Translation adjustment		—		97		850		168		11		1,126
Depreciation		—		330		5,078		824		531		6,763
Disposal / adjustments		—		(34)		(130)		(53)		(210)		(427)

As at March 31, 2009	Rs.	—	Rs.	1,631	Rs.	26,728	Rs.	4,539	Rs.	1,748	Rs.	34,646

Capital work-in-progress												13,727

Net carrying value as at March 31, 2009											Rs.	49,794

Gross carrying value:
As at April 1, 2009	Rs.	2,740	Rs.	15,384	Rs.	41,623	Rs.	8,113	Rs.	2,853	Rs.	70,713
Translation adjustment		(6)		(130)		(1,126)		(49)		(4)		(1,315)
Additions		60		4,160		6,744		1,959		459		13,382
Acquisition through business combination		—		—		6		9		2		17
Disposal / adjustments		—		(55)		(590)		(177)		(381)		(1,203)

As at March 31, 2010	Rs.	2,794	Rs.	19,359	Rs.	46,657	Rs.	9,855	Rs.	2,929	Rs.	81,594

Accumulated depreciation/impairment:
As at April 1, 2009	Rs.	—	Rs.	1,631	Rs.	26,728	Rs.	4,539	Rs.	1,748	Rs.	34,646
Translation adjustment		—		(58)		(716)		(30)		7		(797)
Depreciation		—		426		5,329		1,106		512		7,373
Disposal / adjustments		—		(1)		(346)		(118)		(263)		(728)

As at March 31, 2010	Rs.	—	Rs.	1,998	Rs.	30,995	Rs.	5,497	Rs.	2,004	Rs.	40,494

Capital work-in-progress												12,358

Net carrying value as at March 31, 2010											Rs.	53,458

*	Including net carrying value of computer equipment and software amounting to Rs. 3,414, Rs. 3,249 and Rs. 2,928 as at April 1, 2008, March 31, 2009 and 2010, respectively.
          The Capital work in progress balance as at April 1, 2008 was Rs 13,544.
          The Company through its wholly owned subsidiary entered into a outsourcing arrangement with one of its customers, who is also a minority interest partner in this wholly-owned subsidiary. Pursuant to this arrangement, the Company paid Rs. 1,950 during the year ended March 31, 2010 towards purchase of assets. This amount has been reported as ‘capital work-in-progress’ in the consolidated financial statements as of March 31, 2010, as the same is not available for use at the date of statement of financial position.
          Interest capitalized by the Company was Rs. 314 and Rs. 95 for the year ended March 31, 2009 and 2010, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2009 and 2010 are 4.36% and 2.20%, respectively.
5. Goodwill and Intangible assets
          The movement in goodwill balance is given below:

	Year ended March 31,
	2009		2010
Balance at the beginning of the year	Rs.	42,635	Rs.	56,143
Translation adjustment		8,071		(4,917)
Acquisition through business combination, net		5,437		2,576

Balance at the end of the year	Rs.	56,143	Rs.	53,802

          Goodwill as at April 1, 2008, March 31, 2009 and 2010 has been allocated to the following reportable segments:

	As at April 1,		As at March 31,
Segment	2008		2009		2010
IT Services	Rs.	29,775	Rs.	41,769	Rs.	39,056
IT Products		237		544		476
Consumer Care and Lighting		10,937		12,242		12,670
Others		1,686		1,588		1,600

Total	Rs.	42,635	Rs.	56,143	Rs.	53,802

          The goodwill held in the Infocrossing, Healthcare and Unza cash generating units (CGU) are considered significant in comparison to the total carrying amount of goodwill as at March 31, 2010. The goodwill held in these CGUs are as follows:

	As at March 31,
CGUs	2010
Infocrossing	Rs.	11,682
Healthcare		10,036
Unza		11,676
          Goodwill was tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIUs include:
a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: [2%-6%]. These long-term growth rates takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on the Company’s weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks [10.5%-15%].
          Based on the above, no impairment was identified as of March 31, 2010 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

	Intangible assets
	Customer		Marketing
	related		related		Total
Gross carrying value:
As at April 1, 2008	Rs.	—	Rs.	2,639	Rs.	2,639
Translation adjustment		—		148		148
Acquisition through business combination		1,629		—		1,629
Additions		—		124		124

As at March 31, 2009	Rs.	1,629	Rs.	2,911	Rs.	4,540

Accumulated amortization and impairment:
As at April 1, 2008	Rs.	—	Rs.	773	Rs.	773
Translation adjustment		—		101		101
Amortization		91		82		173

As at March 31, 2009	Rs.	91	Rs.	956	Rs.	1,047

Net carrying value as at March 31, 2009	Rs.	1,538	Rs.	1,955	Rs.	3,493

Gross carrying value:
As at April 1, 2009	Rs.	1,629	Rs.	2,911	Rs.	4,540
Translation adjustment		(19)		(174)		(193)
Acquisition through business combination		322		691		1,013
Additions		—		36		36

As at March 31, 2010	Rs.	1,932	Rs.	3,464	Rs.	5,396

Accumulated amortization and impairment:
As at April 1, 2009	Rs.	91	Rs.	956	Rs.	1,047
Translation adjustment		—		(48)		(48)
Amortization		301		85		386

As at March 31, 2010	Rs.	392	Rs.	993	Rs.	1,385

Net carrying value as at March 31, 2010	Rs.	1,540	Rs.	2,471	Rs.	4,011

          Net carrying value of marketing-related intangibles includes indefinite life intangible assets (brands and trade-marks) of Rs. nil, Rs. nil and Rs. 691 as of April 1, 2008, March 31, 2009 and 2010, respectively.
          The assessment of marketing-related intangibles (brands and trade-marks) that have an indefinite life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the geographies in which these brands operate. As of March 31, 2010, no impairment loss was recognized on the indefinite life intangibles.
          Amortization expense on intangible assets is included in selling and marketing expenses in the statement of income.
          As of March 31, 2010, the estimated remaining amortization period for customer-related intangibles acquired on acquisition of Citi Technology Services Limited is approximately 4.75 years.
6. Business combination
          Citi Technology Services Limited:
          On January 1, 2009, the Company acquired 100% of the equity of Citi Technology Services Limited (Subsequently renamed as Wipro Technology Services Limited — WTS). WTS is an India based provider of information technology services and solutions to Citi Group worldwide. WTS was acquired for cash consideration (including direct acquisition costs) amounting to Rs. 6,205. The Company believes that the acquisition will enhance Wipro’s capabilities to address Technology Infrastructure Services (TIS) and Application Development and Maintenance Services (ADM) in the financial services industry. Factors that contributed to the recognition of goodwill were expected synergies from combining the activities of the Company and acquired entity, as well as intangible assets which cannot be recognized separately apart from goodwill such as skilled workforce.
          The following table presents the allocation of purchase price:

	Pre acquisition		Fair value		Purchase price
Descriptions	carrying amount		adjustments		allocated
Cash and cash equivalents	Rs.	1,342	Rs.	—	Rs.	1,342
Property, plant and equipment		403		—		403
Customer — related intangibles		—		1,413		1,413
Other assets		1,150		—		1,150
Loans and		(23)		—		(23)
borrowings
Deferred income taxes, net		19		(480)		(461)
Other liabilities		(1,200)		—		(1,200)

Total	Rs.	1,691	Rs.	933	Rs.	2,624
Goodwill						3,581

Total purchase price					Rs.	6,205

          None of the goodwill is expected to be deductible for income tax purposes.
          Lornamead
          On December 9, 2009, the Company acquired 100% of the equity of Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India, subsequently known as Wipro Yardley Consumer Case Private Limited) from UK-based Lornamead Group Limited. Yardley is a strong heritage global brand that was established in approximately 1770 and operates in the personal care category marketing fragrance products, bath and shower products and skin care products. Lornamead FZE and Lornamead Personal Care Private Limited were acquired for cash consideration (including direct acquisition costs) of Rs. 2,161 and contingent consideration based on annual revenue targets of Rs. 179. The Company believes that the acquisition will enhance Wipro’s strong brand portfolio of personal care products and would result in synergy benefit, and have contributed to the recognition of goodwill.
          The following table presents the allocation of purchase price:

	Pre acquisition		Fair value		Purchase price
Descriptions	carrying amount		adjustments		allocated
Cash and cash equivalents	Rs.	55	Rs.	—	Rs.	55
Property, plant and equipment		17		—		17
Marketing — related intangibles		—		691		691
Customer — related intangibles		—		322		322
Other assets		390		30		420
Other liabilities		(184)		—		(184)

Total	Rs.	278		1,043	Rs.	1,321
Goodwill						1,019

Total purchase price					Rs.	2,340

          None of the goodwill is expected to be deductible for income tax purposes.
          Others
          The Company has re-estimated the earn-out consideration (contingent consideration) payable in respect of a previous acquisition consummated in fiscal year 2006 comprising of computer aided design and engineering services business. Consequently, the Company has recognized additional goodwill of Rs. 761 and Rs. 1,624 during the year ended March 31, 2009 and 2010, respectively.
7. Available for sale investments
          Available for sale investments consists of the following:

As at April 1, 2008
			Gross gain		Gross loss
			recognized		recognized
			directly in		directly in
	Cost		equity		equity		Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	14,679	Rs.	568	Rs.	—	Rs.	15,247

	As at March 31, 2009								As at March 31, 2010
			Gross gain		Gross loss						Gross gain		Gross loss
			recognized		recognized						recognized		recognized
			directly in		directly in						directly in		directly in
	Cost		equity		equity		Fair Value		Cost		equity		equity	Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	15,225	Rs.	320	Rs.	(220)	Rs.	15,325	Rs.	19,279	Rs.	52	Rs. (4)	Rs.	19,327
Certificate of deposits		947		21	—			968		11,088		5	—		11,093

Total	Rs.	16,172	Rs.	341	Rs.	(220)	Rs.	16,293	Rs.	30,367	Rs.	57	Rs. (4)	Rs.	30,420

8. Trade receivables

	As at April 1,		As at March 31,
	2008		2009		2010
Trade receivables	Rs.	41,449	Rs.	52,042	Rs.	53,255
Allowance for doubtful accounts receivable		(1,096)		(1,919)		(2,327)

	Rs.	40,353	Rs.	50,123	Rs.	50,928

          The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2009		2010
Balance at the beginning of the year	Rs.	1,096	Rs.	1,919
Additions during the year, net		939		566
Uncollectable receivables charged against allowance		(116)		(158)

Balance at the end of the year	Rs.	1,919	Rs.	2,327

9. Inventories
          Inventories consist of the following:

	As at April 1,		As at March 31,
	2008		2009		2010
Stores and spare parts	Rs.	455	Rs.	748	Rs.	1,001
Raw materials and components		2,761		2,448		2,212
Work in progress		1,078		695		776
Finished goods		2,370		3,696		3,937

	Rs.	6,664	Rs.	7.587	Rs.	7,926

10. Cash and cash equivalents
          Cash and cash equivalents as of April 1, 2008, March 31, 2009 and 2010 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at April 1,		As at March 31,
	2008		2009		2010
Cash and bank balances	Rs.	11,166	Rs.	22,944	Rs.	24,155
Demand deposits with banks(1)		28,104		26,173		40,723

	Rs.	39,270	Rs.	49,117	Rs.	64,878

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
          Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at April 1,		As at March 31,
	2008		2009		2010
Cash and cash equivalents (as per above)	Rs.	39,270	Rs.	49,117	Rs.	64,878
Bank overdrafts		(358)		(885)		(1,322)

	Rs.	38,912	Rs.	48,232	Rs.	63,556

11. Other assets

	As at April 1,		As at March 31,
	2008		2009		2010
Current
Interest bearing deposits with corporates(1)	Rs.	500	Rs.	4,250	Rs.	10,050
Prepaid expenses		2,203		2,197		2,923
Due from officers and employees		1,288		1,085		1,244
Finance lease receivables		214		967		632
Advance to suppliers		1,545		736		1,194
Deferred contract costs		1,526		1,094		943
Interest receivable		592		540		822
Deposits		644		712		1,057
Balance with excise and customs		548		854		917
Non-convertible debentures		—		250		155
Others		2,209		1,979		1,169

	Rs.	11,269	Rs.	14,664	Rs.	21.106

Non current
Prepaid expenses including rentals for leasehold land	Rs.	1,791	Rs.	3,085	Rs.	3,059
Due from officers and employees		766		741		—
Finance lease receivables		451		2,638		3,810
Deposits		565		874		724
Non-convertible debentures		—		—		1,159
Others		477		40		32

	Rs.	4,050	Rs.	7,378	Rs.	8,784

Total	Rs.	15,319	Rs.	22,042	Rs.	29,890

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
          Finance lease receivables:
          Finance lease receivables consist of assets that are leased to customers, with lease payments due in monthly, quarterly or semi-annual installments for periods ranging from 3 to 5 years. Details of finance lease receivables are given below:

									Present value of
			Minimum lease						minimum lease
			payment						payment
	As at						As at
	April 1,		As at March 31,				April 1,		As at March 31,
	2008		2009		2010		2008		2009		2010
Not later than one year	Rs.	197	Rs.	1,024	Rs.	774	Rs.	181	Rs.	960	Rs.	608
Later than one year but not later than five years		555		3,180		4,652		423		2,522		3,675
Unguaranteed residual values		84		172		190		61		123		159

Gross investment in lease		836		4,376		5,616		—		—		—
Less: Unearned finance income		(171)		(771)		(1,174)		—		—		—

Present value of minimum lease payment receivable	Rs.	665	Rs.	3,605	Rs.	4,442	Rs.	665	Rs.	3,605	Rs.	4,442

Included in the financial statements as follows:
Current finance lease receivables							Rs.	214	Rs.	967	Rs.	632
Non-current finance lease receivables								451		2,638		3,810

12. Loans and borrowings
          Short-term loans and borrowings
          The Company had short-term borrowings including bank overdrafts amounting to Rs. 28,804, Rs. 36,472 and Rs. 43,836 as at April 1, 2008, March 31, 2009 and 2010, respectively. Short-term borrowings from banks as of March 31, 2010 primarily consist of lines of credit of approximately Rs. 56,893, US $1,824 million, SEK 85 million, SAR 90 million, Euro 20 million, GBP 14 million, IDR (Indonesian Rupee) 5,000 million, MYR (Malaysian Ringgit) 27 million and RM (Chinese Yuan) 22 million from bankers primarily for working capital requirements. As of March 31, 2010, the Company has unutilized lines of credit aggregating Rs. 49,945, US $1,060 million, SEK 7 million, SAR 90 million, GBP 9 million, and IDR 4,992 million, respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with the certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.
          The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 26,448 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2010, an amount of Rs. 11,922 was unutilized out of these non-fund based facilities.
          Long-term loans and borrowings
          A summary of long- term loans and borrowings is as follows:

	As at April 1, 2008			As at March 31, 2009			As at March 31, 2010
							Foreign
	Foreign			Foreign			currency
	currency in	Indian		currency in	Indian		in	Indian		Interest	Final
Currency	millions	Rupee		millions	Rupee		millions	Rupee		rate	maturity
Unsecured external commercial borrowing
Japanese Yen	35,016	Rs.	14,070	35,016	Rs.	18,052	35,016	Rs.	16,844	1.93%	2013

Unsecured term loan
Indian Rupee	NA		245	NA		631	NA		509	6.05%	2014
Others			280			523			445	0 - 2%	2010 – 2017

Other secured term loans			427			232			165	1.46 - 4.5%	2010 – 2016

		Rs.	15,022		Rs.	19,438		Rs.	17,963

Obligations under finance leases			1,024			982			712

		Rs.	16,046		Rs.	20,420		Rs.	18,675

Current portion of long term loans and borrowings		Rs.	729		Rs.	739		Rs.	568
Non-current portion of long term loans and borrowings			15,317			19,681			18,107
          The Company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and has designated a portion of these as hedge of net investment in foreign operation.
          The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2010, the Company has met the covenants under these arrangements.
          A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 2,072, Rs. 1,858 and Rs. 2,119 as at April 1, 2008, March 31, 2009 and 2010, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.
          Interest expense was Rs. 2,333 and Rs. 1,232 for the year ended March 31, 2009 and 2010, respectively.
          The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of April 1, 2008, March 31, 2009 and 2010:

	Minimum lease payment						Present value of minimum lease payment
	As at						As at
	April 1,		March 31,		March 31,		April 1,		March 31,		March 31,
	2008		2009		2010		2008		2009		2010
Not later than one year	Rs.	401	Rs.	420	Rs.	257	Rs.	323	Rs.	396	Rs.	228
Later than one year but not later than five year		709		619		461		629		515		425
Later than five years		113		70		62		72		71		59

Total minimum lease payments		1,223		1,109		780		—		—		—
Less: Amount representing interest		(199)		(127)		(68)		—		—		—

Present value of minimum lease payments	Rs.	1,024	Rs.	982	Rs.	712	Rs.	1,024	Rs.	982	Rs.	712

Included in the financial statements as follows:
Current finance lease payables							Rs.	323	Rs.	396	Rs.	228
Non-current finance lease payables								701		586		484

13. Trade payables and accrued expenses
          Trade payables and accrued expenses consist of the following:

	As at April 1,		As at March 31,
	2008		2009		2010
Trade payables	Rs.	13,082	Rs.	19,081	Rs.	19,133
Accrued expenses		14,791		21,110		19,615

	Rs.	27,873	Rs.	40,191	Rs.	38,748

14.	Other liabilities and provisions

	As at April 1,		As at March 31,
	2008		2009		2010
Other liabilities:
Current:
Statutory and other liabilities	Rs.	2,522	Rs.	3,455	Rs.	4,001
Advance from customers		954		824		1,786
Others		1,082		1,303		712

	Rs.	4,558	Rs.	5,582	Rs.	6,499

Non-current:
Statutory liabilities	Rs.	766	Rs.	741	Rs.	—
Employee benefit obligations		2,737		3,111		2,967
Others		286		480		266

	Rs.	3,789	Rs.	4,332	Rs.	3,233

Total	Rs.	8,347	Rs.	9,914	Rs.	9,732

	As at April 1,		As at March 31,
	2008		2009		2010
Provisions:

Current:
Provision for warranty	Rs.	446	Rs.	491	Rs.	511
Others		802		1,388		1,763

	Rs.	1,248	Rs.	1,879	Rs.	2,274

Non-current:
Provision for warranty	Rs.	261	Rs.	277	Rs.	100

Total	Rs.	1,509	Rs.	2,156	Rs.	2,374

          Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 year. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.
          A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2010
	Provision for
	warranty		Others		Total
Balance at the beginning of the year	Rs.	768	Rs.	1,388	Rs.	2,156
Additional provision during the year, net		477		393		870
Provision used during the year		(634)		(18)		(652)

Balance at the end of the year	Rs.	611	Rs.	1,763	Rs.	2,374

15.	Financial instruments
          Financial assets and liabilities (Carrying value/Fair value):

	As at April 1,		As at March 31,
	2008		2009		2010
Assets:
Trade receivables	Rs.	40,353	Rs.	50,123	Rs.	50,928
Unbilled revenues		8,514		14,108		16,708
Cash and cash equivalents		39,270		49,117		64,878
Available for sale financial investments		15,247		16,293		30,420
Derivative assets		64		1,162		3,816
Other assets		8,175		13,081		20,124

Total	Rs.	111,623	Rs.	143,884	Rs.	186,874

Liabilities:
Loans and borrowings	Rs.	44,850	Rs.	56,892	Rs.	62,511
Trade payables and accrued expenses		27,873		40,191		38,748
Derivative liabilities		2,571		12,022		4,257
Other liabilities		1,232		876		126

Total	Rs.	76,526	Rs.	109,981	Rs.	105,642

          By Category (Carrying value/Fair value):

	As at April 1,		As at March 31,
	2008		2009		2010
Assets:
Loans and receivables	Rs.	96,312	Rs.	126,429	Rs.	152,638
Derivative assets		64		1,162		3,816
Available for sale financial assets		15,247		16,293		30,420

Total	Rs.	111,623	Rs.	143,884	Rs.	186,874

Liabilities:
Financial liabilities at amortized cost	Rs.	44,850	Rs.	56,892	Rs.	62,511
Trade and other payables		29,105		41,067		38,874
Derivative liabilities		2,571		12,022		4,257

Total	Rs.	76,526	Rs.	109,981	Rs.	105,642

          Fair Value
          The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, Company records allowances for expected losses on these receivables. As of April 1, 2008, March 31, 2009 and 2010, the carrying value of such receivables, net of allowances approximates the fair value.
          Investments in liquid and short-term mutual funds, which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, classified as available for sale is determined using observable market inputs.
          The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.
          Fair value hierarchy
          Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
          Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
          Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).
          The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010#:

			Fair value measurements at
			reporting date using
Particulars	Total		Level 1		Level 2		Level 3
Assets
Derivative instruments
- Cash flow hedges	Rs.	2,684	Rs.	—	Rs.	2,684	Rs.	—
- Net investment hedges		702		—		702		—
- Others		430		—		430		—
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		19,157		19,157		—		—
- Investment in certificate of deposits and other investments		11,263		—		11,263		—
Liabilities
Derivative instruments
- Cash flow hedges		1,818		—		1,818		—

- Net investment hedges		1.578		—		1.578		—

- Others		861		—		861		—

#	In accordance with the transition provisions of Improving Disclosures about Financial Instruments (Amendment in IFRS 7), the Company has applied these amendments for annual periods beginning April 1, 2009.

          Derivatives assets and liabilities:
          The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
          The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at April 1,		As at March 31,
	2008		2009		2010
Designated derivative instruments
Sell		$2,930		$1,060		$1,518
		€24		€—		€—
		£84		£54		£31
		¥7,682		¥6,130		¥4,578
	AUD	—	AUD	3	AUD	7
	CHF	—	CHF	2	CHF	—
	SGD	—	SGD	1	SGD	—
Net investment hedges in foreign operations
Cross-currency swaps		¥—		¥35,016		¥26,014
Others		$281		$267		$262
		€65		€40		€40
Non designated derivative instruments
Sell		$205		$612		$45
		£61		£53		£38
		€40		€39		€29

Buy		$435		$438		$492
		¥7,580		¥23,170		¥—
Cross currency swaps		¥—		¥—		¥7,000
          The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at April 1,		As at March 31,
	2008		2009		2010
Balance as at the beginning of the period	Rs.	72	Rs.	(1,097)	Rs.	(16,886)
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions(1)		(72)		1,019		5,201
Deferred cancellation gains/(losses) relating to roll — over hedging		—		(11,357)		551
Changes in fair value of effective portion of derivatives		(1,097)		(5,451)		6,180

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	(1,169)	Rs.	(15,789)	Rs.	11,932

Balance as at the end of the period	Rs.	(1,097)	Rs.	(16,886)	Rs.	(4,954)

(1)	On occurrence of hedge transactions, net (gain)/loss was included as part of revenues.
          As at April 1, 2008, March 31, 2009 and 2010, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

          Sale of financial assets
          From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in finance lease receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Accordingly, in such cases the amounts received are recorded as borrowings in the statement of financial position and cash flows from financing activities.
          During the year ended March 31, 2009 and 2010, the Company transferred and recorded as sale of financial assets of Rs. 539 and Rs. 3,552, respectively, under arrangements without recourse and has included the proceeds from such sale in net cash provided by operating activities. These transfers resulted in gain/(loss) of Rs. (35) and Rs. 13 for the year ended March 31, 2009 and 2010, respectively.
          As at March 31, 2009 and 2010, the maximum amount of recourse obligation in respect of the transferred financial assets (recorded as borrowings) are Rs. Nil and Rs. 657, respectively.
          Financial risk management
General
          Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.
          The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses.
Risk Management Procedures
          The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.
Foreign currency risk
          The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of revenue is in U.S. dollars, euro and pound sterling, while a significant portion of costs are in Indian rupees. The exchange rate between the rupee and U.S. dollar, euro and pound sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.
          The Company evaluates exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward / option contracts to hedge forecasted cash flows denominated in foreign currency.
     The Company has designated certain derivative instruments as cash flow hedge to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company has also designated a combination of foreign currency borrowings and related cross-currency swaps and other foreign currency derivative instruments as hedge of its net investment in foreign operations.

          As at March 31, 2010, Rs.1 increase / decrease in the exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 1,071 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.
          As at March 31, 2010, 1% change in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 160 increase/decrease in the fair value of cross-currency interest rate swaps.
          The below table presents foreign currency risk from non derivative financial instruments as of March 31, 2009 and 2010:

	As at March 31, 2009
					Pound		Japanese		Other
	USD		Euro		Sterling		Yen		currencies#		Total
Trade receivables	Rs.	24,121	Rs.	3,338	Rs.	3,236	Rs.	415	Rs.	434	Rs.	31,544
Unbilled revenues		3,848		24		124		—		34		4,030
Cash and cash equivalents		13,584		326		623		458		85		15,076
Other assets		688		202		187		56		6		1,139

Loans and borrowings	Rs.	(17,502)	Rs.	(297)	Rs.	(6)	Rs.	(30,004)	Rs.	—		(47,809)
Trade payables and accrued expenses		(15,761)		(1,134)		(1,105)		(174)		(115)		(18,289)
Other liabilities		(199)		—		—		—		(21)		(220)

Net assets / (liabilities)	Rs.	8,779	Rs.	2,459	Rs.	3,059	Rs.	(29,249)	Rs.	423	Rs.	(14,529)

	As at March 31, 2010
					Pound		Japanese		Other
	USD		Euro		Sterling		Yen		currencies#		Total
Trade receivables	Rs.	20,639	Rs.	4,607	Rs.	3,879	Rs.	269	Rs.	343	Rs.	29,737
Unbilled revenues		4,986		67		269		—		4		5,326
Cash and cash equivalents		14,709		346		446		175		77		15,753
Other assets		705		408		201		33		2		1,349

Loans and borrowings	Rs.	(34,856)	Rs.	(1,007)	Rs.	(341)	Rs.	(16,839)	Rs.	(361)		(53,404)
Trade payables and accrued expenses		(14,442)		(1,940)		(1,530)		(227)		(196)		(18,335)
Other liabilities		(20)		—		—		—		—		(20)

Net assets / (liabilities)	Rs.	(8,279)	Rs.	2,481	Rs.	2,924	Rs.	(16,589)	Rs.	(131)	Rs.	(19,594)

#	Other currencies reflects currencies such as Singapore dollars, Saudi Arabian riyals etc.
          For the year ended March 31, 2009 and 2010 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact our result from operating activities by approximately Rs. 145 and Rs. 196 respectively.
Interest rate risk
          Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2010, substantially all of the Company borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2010, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 584.
Credit risk
          Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at April 1,

2008, March 31, 2009 and 2010, respectively and revenues for the year ended March 31, 2009 and 2010, respectively. There is no significant concentration of credit risk.
Financial assets that are neither past due nor impaired
          Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposits and interest bearing deposits with corporates are neither past due nor impaired. Cash and cash equivalents with banks and interest-bearing deposits are placed with corporates, which have high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets substantially include investment in liquid mutual fund units. Certificates of deposit represent funds deposited with banks or other financial institutions for a specified time period.
Financial assets that are past due but not impaired
          There is no other class of financial assets that is past due but not impaired except for trade receivables and finance receivables of Rs. 1,919 and Rs. 2,327 as of March 31, 2009 and 2010, respectively. Of the total receivables, Rs. 33,499 and Rs. 34,608 as of March 31, 2009 and 2010, respectively, were neither past due nor impaired. The company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables have been considered from the date of the invoice. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31
	2009		2010
Financial assets that are neither past due nor impaired	Rs.	33,499	Rs.	34,608
Financial assets that are past due but not impaired
Past due 0 – 30 days		4,969		3,816
Past due 31 – 60 days		5,021		4,468
Past due 61 – 90 days		2,893		2,489
Past due over 90 days		8,117		11,163

Total past due and not impaired	Rs.	21,000	Rs.	21,936

Counterparty risk
          Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on demand and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.
Liquidity risk
          Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2010, our cash and cash equivalents are held with major banks and financial institutions.
          The table below provided details regarding the contractual maturities of significant financial liabilities as of March 31, 2010#.

	As at March 31, 2010
	Less than
	1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	44,404	Rs.	17,769	Rs.	265	Rs.	73	Rs.	62,511
Trade payables and accrued expenses		38,748		—		—		—		38,748
Derivative liabilities		1,375		487		2,395		—		4,257

#	In accordance with the transition provisions of Improving Disclosures about Financial Instruments (Amendment in IFRS 7), the Company has applied these amendments for annual periods beginning April 1, 2009.

     The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2009		2010
Cash and cash equivalents	Rs.	49,117	Rs.	64,878
Interest bearing deposits with corporates		4,250		10,050
Available for sale investments		16,293		30,420
Loans and borrowings		(56,892)		(62,511)

Net cash position	Rs.	12,768	Rs.	42,837

16. Investment in equity accounted investees
          Wipro GE Medical Systems (Wipro GE)
          The Company holds 49% interest in Wipro GE. Wipro GE is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at April 1, 2008, March 31, 2009 and 2010 was Rs. 1,343, Rs. 1,670 and Rs. 2,345, respectively. The Company’s share of profits of Wipro GE for the year ended March 31, 2009 and 2010 was Rs. 362 and Rs. 530, respectively.
          The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2009		2010
Revenue	Rs.	10,611	Rs.	12,567
Gross profit		3,269		3,573
Profit for the year		875		934

	As at March 31,
	2009		2010
Total assets	Rs.	8,796	Rs.	11,518
Total liabilities		5,255		6,709

Total equity	Rs.	3,541	Rs.	4,809

          In April 2010, Wipro GE acquired medical equipment and related businesses from General Electric for a cash consideration of approximately Rs. 3,728.
          Wipro GE had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 903, including interest. The tax demands were primarily on account of transfer pricing adjustments and the denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act, 1961 (the “Act”). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, Wipro GE received, on similar grounds, additional tax demand of Rs. 552 (including interest) for the financial year ended March 31, 2005. Wipro GE has filed an appeal against the said demand within the time limits permitted under the statute.
          In December 2009, Wipro GE received a draft assessment order, on similar grounds, with a demand of Rs. 299 (including interest) for the financial year ended March 31, 2006. Wipro GE has filed an objection against the said demand before the Dispute Resolution Panel and the Assessing officer within the time limit permitted under the statute.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in its favour and will not have any material adverse effect on its financial position and results of operations.
17. Foreign currency translation reserve
          The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2009		2010
Balance at the beginning of the year	Rs.	(10)	Rs.	1,533
Translation difference related to foreign operations		8,970		(5,477)
Change in effective portion of hedges of net investment in foreign operations		(7,427)		4,202

Total change during the year	Rs.	1,543	Rs.	(1,275)

Balance at the end of the year	Rs.	1,533	Rs.	258

18. Income taxes
          Income tax expense/(credit) have been allocated as follows:

	Year ended March 31,
	2009		2010
Profit for the year	Rs.	6,035	Rs.	9,294
Other comprehensive income:
unrealized gain / (loss) on investment securities		(131)		(14)
unrealized gain / (loss) on cash flow hedging derivatives		(2,353)		2,091

Total income taxes	Rs.	3,551	Rs.	11,371

          Income tax expense/(credit) from continuing operations consist of the following:

	Year ended March 31,
	2009		2010
Current taxes
Domestic	Rs.	3,656	Rs.	5,461
Foreign		2,538		3,403

	Rs.	6,194	Rs.	8,864

Deferred taxes
Domestic	Rs.	(24)	Rs.	40
Foreign		(135)		390

	Rs.	(159)	Rs.	430

Total income tax expense	Rs.	6,035	Rs.	9,294

          The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2009		2010
Profit before taxes	Rs.	44,895	Rs.	55,410
Enacted income tax rate in India		33.99%		33.99%

Computed expected tax expense		15,260		18,834
Effect of:
Income exempt from tax		(10,368)		(10,802)
Basis differences that will reverse during a tax holiday period		328		898
Income taxed at higher/ (lower) rates		(166)		(475)
Income taxes relating to prior years		(370)		(442)
Changes in unrecognized deferred tax assets		314		811
Expenses disallowed for tax purposes		1,024		456
Others, net		13		14

Total income tax expense	Rs.	6,035	Rs.	9,294

          The components of deferred tax assets and liabilities are as follows:

	As at April 1,		As at March 31,
	2008		2009		2010
Carry-forward business losses	Rs.	1,605	Rs.	2,046	Rs.	1,851
Accrued expenses and liabilities		514		813		568
Allowances for doubtful accounts receivable		194		322		328
Cash flow hedges		—		2,353		262
Minimum alternate tax		126		126		363
Others		—		69		83

		2,439		5,729		3,455

Property, plant and equipment	Rs.	(293)	Rs.	(365)	Rs.	(525)
Amortizable goodwill		(131)		(348)		(458)
Intangible assets		(180)		(789)		(734)
Investment in equity accounted investee		(260)		(332)		(432)
Others		(67)		—		—

		(931)		(1,834)		(2,149)

Net deferred tax assets	Rs.	1,508	Rs.	3,895	Rs.	1,306

Amounts presented in statement of financial position:
Deferred tax assets	Rs.	1,508	Rs.	4,369	Rs.	1,686
Deferred tax liabilities	Rs.	—	Rs.	(474)	Rs.	(380)
          Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges is recognized in other comprehensive income and presented within equity in the cash flow hedging reserve. Deferred tax liability on the intangible assets identified and recorded separately at the time of acquisition is recorded by an adjustment to goodwill. Other than these, the changes in deferred tax assets and liabilities is primarily recorded in the statement of income.
          In assessing the realizability of deferred tax assets, the Company considers the extent to which, it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset in respect of unused tax losses amounting to Rs. 932 and Rs. 1,743 as of March 31, 2009 and 2010, respectively have not been recognized by the Company.
          The Company has recognized deferred tax assets of Rs. 1,851 in respect of its U.S. subsidiary that has incurred losses during the year ended March 31, 2009 and 2010. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.
          Pursuant to the changes in the Indian income tax laws in fiscal 2007, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 126 and Rs. 363 has been recognized in the statement of financial position as of March 31, 2009 and 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.
          A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology and Hardware Technology Parks were scheduled to expire in stages with mandated maximum expiry period of March 31, 2010. However, the Finance (No. 2) Act, 2009 has extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will now be available until the earlier of fiscal year 2011 or ten years after the commencement of a tax holiday for an individual undertaking. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The difference between the reported income tax expense and income tax computed at statutory tax rate is primarily attributable to income exempt from tax.
          Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 4,415 and Rs. 9,622 as of

March 31, 2009 and 2010, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings
          The tax loss carry-forwards of Rs. 2,742 and Rs. 5,450 as of March 31, 2009 and 2010, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company. Approximately Rs. 1,933 and Rs. 4,531 as of March 31, 2009 and 2010, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry forward of approximately Rs. 809 and Rs. 919 as of March 31, 2009 and 2010, respectively, expires in various years through fiscal 2029.
          The Company is subject to 15% branch profit tax in the U.S. to the extent the net profit during the fiscal year attributable to its U.S. branch are greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2010, the U.S. branch net assets amounted to approximately $309. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the U.S., as is consistent with its business plan. Accordingly a provision for branch profit tax has not been recorded as of March 31, 2010.
          The Indian tax laws levy an additional income tax on companies called a “Fringe Benefit Tax” or FBT. Pursuant to this tax, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, are deemed to be fringe benefits to the employees and subject the Company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Finance Act (No.2), 2009 has abolished the levy of FBT. The perquisites provided to the employees are taxable as salary in the hands of employees
19. Dividends
          The Company declares and pays dividend in Indian rupees. According to the Indian law any dividend should be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations.
          The cash dividends paid per equity share were Rs. 4 and Rs. 4 during the years ended March 31, 2009 and 2010, respectively.
          The Board of Directors in their meeting on April 23, 2010 proposed a final dividend of Rs. 6 ($0.13) per equity share and ADR. This proposal was approved by our shareholders at the Annual General Meeting held on July 22, 2010 and this dividend including dividend tax thereon amounting to approximately Rs. 10,070 has subsequently been paid.
          The Board of Directors in their meeting on April 23, 2010 also approved a stock dividend, commonly known as issue of bonus shares in India, which has been approved by the shareholders through Postal Ballot on June 4, 2010. The stock dividend comprised two equity shares for every three equity shares outstanding and two ADSs for every three ADSs outstanding on June 16, 2010 and stock a dividend was alloted accordingly. The stock dividend, did not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend continues to represent one equity share of par value of Rs.2 per share.
20. Additional capital disclosures
          The key objective of the Company’s capital management is to ensure that it maintain a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company focused on keeping strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company.
          The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing distributing annual dividends in future periods. During the year ended March 31, 2009 and 2010, the Company distributed Rs. 4 and Rs. 4, respectively in dividend per equity share. The amount of future dividends will be balanced with effort to continue to maintain an adequate liquidity status.
          The capital structure as of March 31, 2009 and 2010 was as follows:

	As at March 31,
	2009		2010		% Change
Total equity attributable to the equity shareholders of the Company	Rs.	147,144	Rs.	196,112	33.28%
As percentage of total capital		72%		76%
Current loans and borrowings		37,211		44,404
Non-current loans and borrowings		19,681		18,107

Total loans and borrowings		56,892		62,511	9.88%
As percentage of total capital		28%		24%

Total capital (loans and borrowings and equity)	Rs.	204,036	Rs.	258,623	26.75%

          The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 20% and 19% of total assets as of March 31, 2009 and 2010, respectively. Further, the Company have consistently been a net cash company with our cash and bank balance along with available for sale investments being in excess of debt.
21. Revenues

	Year ended March 31,
	2009		2010
Rendering of services	Rs.	193,009	Rs.	202,990
Sale of goods		63,882		68,967

Total revenues	Rs.	256,891	Rs.	271,957

22. Expenses by nature

	Year ended March 31,
	2009		2010
Employee compensation	Rs.	107,266	Rs.	107,230
Raw materials, finished goods, process stocks and stores and spares consumed		47,179		51,813
Sub contracting/technical fees/third party application		15,890		17,527
Travel		9,313		8,064
Depreciation and amortization		6,948		7,831
Repairs		4,045		5,020
Advertisement		3,221		4,534
Communication		3,006		3,157
Rent		2,526		3,062
Power and fuel		1,863		1,797
Legal and professional fees		1,502		1,593
Rates, taxes and insurance		955		1,023
Carriage and freight		885		950
Provision for doubtful debt		939		566
Sales commission		515		459
Miscellaneous expenses		5,985		5,104

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	212,038	Rs.	219,730

23. Finance expense

	Year ended March 31,
	2009		2010
Interest expense	Rs.	2,333	Rs.	1,232
Exchange fluctuation on foreign currency borrowings, net		1,491		(241)

Total	Rs.	3,824	Rs.	991

24. Finance and other income

	Year ended March 31,
	2009		2010
Interest income	Rs.	1,964	Rs.	2,610
Dividend income		2,265		1,442
Gain on sale of investments		681		308
Others		147		—

Total	Rs.	5,057	Rs.	4,360

25. Earnings per equity share

          A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:
          Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares exercised through a non-recourse loan by the Wipro Equity Reward Trust (‘WERT’), have been reduced from the equity shares outstanding for computing basic earnings per share. Earnings per share and number of shares outstanding for the year ended March 31, 2009 and 2010, have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

	Year ended March 31,
	2009		2010
Profit attributable to equity holders of the Company	Rs.	38,761	Rs.	45,931
Weighted average number of equity shares outstanding		2,423,558,482		2,429,025,243
Basic earnings per share	Rs.	15.99	Rs.	18.91

          Diluted: Diluted earnings per share is calculated adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Shares exercised through a non-recourse loan by the WERT and employee share options are dilutive potential equity shares for the Company.
          The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended March 31,
	2009		2010
Profit attributable to equity holders of the Company	Rs.	38,761	Rs.	45,931
Weighted average number of equity shares outstanding		2,423,558,482		2,429,025,243
Effect of dilutive equivalent share options		13,905,921		20,633,288

Weighted average number of equity shares for diluted earnings per share		2,437,464,403		2,449,658,532

Diluted earnings per share	Rs.	15.90	Rs.	18.75

26. Employee stock incentive plans
          The stock compensation expense recognized for employee services received during the year ended March 31, 2009 and 2010 is Rs. 1,868 and Rs. 1,302, respectively.
          Wipro Equity Reward Trust (WERT)
          In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). The WERT purchases shares of the Company out of funds borrowed from the Company. The Company’s compensation committee recommends to the WERT certain officers and key employees, to whom the WERT grants shares from its holdings at nominal price. Such shares are then held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction in stockholders’ equity
          The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2009	2010
Shares held at the beginning of the period	7,961,760	7,961,760
Shares granted to employees	—	—
Grants forfeited by employees	—	—

Shares held at the end of the period	7,961,760	7,961,760

          Wipro Employee Stock Option Plan and Restricted Stock Unit Option Plan
          A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

	Authorized	Range of
Name of Plan	Shares	Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 490
Stock Option Plan (2000 ADS Plan)	9,000,000		$3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	12,000,000		$0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
          Employees covered under the stock option plans and restricted stock unit option plans (collectively “stock option plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests in tranches over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for these stock option plans is generally ten years.
          The activity in these stock option plans is summarized below:

	For the year ended March 31,
	2009					2010
				Weighted					Weighted
				Average					Average
	Range of			Exercise		Range of			Exercise
	Exercise Prices		Number	Price		Exercise Prices		Number	Price
Outstanding at the beginning of the period	Rs.	229 – 265	1,219,926	Rs.	264	Rs.	229 – 265	1,140	Rs.	254
	Rs.	489	—	Rs.	—	Rs.	489	120,000	Rs.	489
		$4 – 6	8,706		$5		$4 – 6	1,606		$4.7
	Rs.	2	9,700,163	Rs.	2	Rs.	2	13,799,549	Rs.	2
		$0.04	1,885,236		$0.04		$0.04	2,470,641		$0.04

Granted	Rs.	229 – 265	—	Rs.	—	Rs.	229 – 265	—	Rs.	—
	Rs.	489	120,000	Rs.	489	Rs.	489	—	Rs.	—
		$4 – 6	—		$—		$4 – 6	—		$—
	Rs.	2	6,882,415	Rs.	2	Rs.	2	5,000	Rs.	2
		$0.04	1,484,261		$0.04		$0.04	137,100		$0.04

Exercised	Rs.	229 – 265	(345,099)	Rs.	263	Rs.	229 – 265	—	Rs.	—
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4 – 6	(4,400)		$4.7		$4 – 6	—		$—
	Rs.	2	(1,762,283)	Rs.	2	Rs.	2	(2,736,924)	Rs.	2
		$0.04	(446,841)		$0.04		$0.04	(493,519)		$0.04

Forfeited and lapsed	Rs.	229 – 265	(873,687)	Rs.	264	Rs.	229 – 265	(1,140)	Rs.	254
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4 – 6	(2,700)		$5.82		$4 – 6	—		$—
	Rs.	2	(1,020,746)	Rs.	2	Rs.	2	(805,722)	Rs.	2
		$0.04	(452,015)		$0.04		$0.04	(348,401)		$0.04

Outstanding at the end of the period	Rs.	229 – 265	1,140	Rs.	254	Rs.	229 – 265	—	Rs.	—
	Rs.	489	120,000	Rs.	489	Rs.	489	120,000	Rs.	489
		$4 – 6	1,606		$4.7		$4 – 6	1,606		$4.7
	Rs.	2	13,799,549	Rs.	2	Rs.	2	10,261,903	Rs.	2
		$0.04	2,470,641		$0.04		$0.04	1,765,821		$0.04

Exercisable at the end of the period	Rs.	229 – 265	1,140	Rs.	254	Rs.	229 – 265	—	Rs.	—
	Rs.	489	—	Rs.	—	Rs.	489	—	Rs.	—
		$4 – 6	1,606		$4.7		$4 – 6	1,606		$4.7
	Rs.	2	2,975,987	Rs.	2	Rs.	2	4,719,739	Rs.	2
		$0.04	208,412		$0.04		$0.04	645,341		$0.04
          The following table summarizes information about outstanding stock options:

	As of April 1,				As of March 31,
		2008				2009				2010

		Weighted				Weighted				Weighted
		average	Weighted			average	Weighted			average	Weighted
		remaining	Average			remaining	Average			remaining	Average
Range of		Life	Exercise			Life	Exercise			Life	Exercise
Exercise price	Numbers	(Months)	Price		Numbers	(Months)	Price		Numbers	(Months)	Price
Rs. 229 – 265	1,219,926	14	Rs.	264	1,140	3	Rs.	254	—	—		—
Rs. 489	—	—		—	120,000	61	Rs.	489	120,000	49	Rs.	489
$ 4 – 6	8,706	14		$5	1,606	12		$4.70	1,606	1		$4.70
Rs. 2	9,700,163	42	Rs.	2	13,799,549	44	Rs.	2	10,261,903	37	Rs.	2
$ 0.04	1,885,236	51		$0.04	2,470,641	51		$0.04	1,765,821	44		$0.04

          The weighted-average grant-date fair value of options granted during the year ended March 31, 2009 and 2010 was Rs. 319 and Rs. 814 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2009 and 2010 was Rs. 360.96 and Rs. 557.52 for each option, respectively.

          The fair value of 120,000 options granted during the year ended March 31, 2009 (other than at nominal exercise price) has been estimated on the date of grant using the Binomial option pricing model. The fair value of share options has been determined using the following assumptions:

Expected term	5-7 years
Risk free interest rates	7.36 – 7.42
Volatility	35.81– 36.21
Dividend yield	1%
27. Employee benefits
          a) Employee costs include:

	Year ended March 31,
	2009		2010
Salaries and bonus	Rs.	102,661	Rs.	103,194
Employee benefit plans
Defined benefit plan		310		276
Contribution to provident and other funds		2,427		2,458
Share based compensation		1,868		1,302

	Rs.	107,266	Rs.	107,230

          The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2009		2010
Cost of revenues	Rs.	90,321	Rs.	90,350
Selling and marketing expenses		10,594		9,126
General and administrative expenses		6,351		7,754

	Rs.	107,266	Rs.	107,230

          b) Defined benefit plans:
          Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) is as follows:

	Year ended March 31,
	2009		2010
Interest on obligation	Rs.	135	Rs.	133
Expected return on plan assets		(92)		(122)
Actuarial losses/(gains) recognized		(102)		(63)
Current service cost		369		328

Net gratuity cost/(benefit)	Rs.	310	Rs.	276

Actual return on plan assets	Rs.	106	Rs.	138

          The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2009	2010
Discount rate	6.75%	7.15%
Expected return on plan assets	8%	8%
Expected rate of salary increase	5%	5%
          The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.
          Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2009		2010
Defined benefit obligation at the beginning of the year	Rs.	1,515	Rs.	1,858
Acquisitions		34		—
Current service cost		369		328
Interest on obligation		135		133
Benefits paid		(118)		(214)
Actuarial losses/(gains)		(77)		(45)

Defined benefit obligation at the end of the year	Rs.	1,858	Rs.	2,060

          Change in plan assets is summarized below:

	As at March 31,
	2009		2010
Fair value of plan assets at the beginning of the year	Rs.	1,244	Rs.	1,416
Acquisitions		19		—
Expected return on plan assets		92		122
Employer contributions		154		625
Benefits paid		(118)		(214)
Actuarial gains/(losses)		25		18

Fair value of plan assets at the end of the year		1,416		1,967

Present value of unfunded obligation	Rs.	(442)	Rs.	(93)

Recognized liability	Rs.	(442)	Rs.	(93)

          The experience adjustments, meaning difference between changes in plan assets and obligations expected on the basis of actuarial assumption and actual changes in those assets and obligations are as follows:

	As at March 31,
	2009	2010
Difference between expected and actual developments:
of fair value of the obligation	(59)	(84)
of fair value of plan assets	26	18
          As at March 31, 2009 and 2010, 100% of the plan assets were invested in insurer managed funds.
          The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2011	Rs.	454

Estimated benefit payments from the fund for the year ending March 31:
2011	Rs.	303
2012		351
2013		411
2014		429
2015		465
Thereafter		2,054

Total	Rs.	4,013

          The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2010.
          In May 2010, the Government of India has amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity Payment from Rs. 0.35 to Rs. 1. The effect of this amendment would be accounted in Fiscal 2011.
28. Related party relationships and transactions
       List of subsidiaries as of March 31, 2010 are provided in the table below.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
		Infocrossing. LLC,	U.S.

cMango Pte Limited			Singapore

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India

Wipro Travel Services Limited			India

Wipro Consumer Care Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited	U.K.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro Information Technology		Netherlands
Netherlands BV (formerly RetailBox BV)
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
	Wipro Technologies Oy		Finland
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain

	Wipro Yardley FZE		Dubai

Wipro Australia Pty Limited			Australia

Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore

Planet PSG Pte Limited			Singapore
	Planet PSG SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Chandrika Limited			India

WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.

Wipro Technology Services Limited			India

Wipro Airport IT Services Limited			India

Wipro Yardley Consumer Care Private Limited			India
All the above direct subsidiaries are 100% held by the Company except that the Company hold 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 76% of the equity securities of Wipro Airport IT Services Limited.
As of March 31, 2010, the Company also held 49% of the equity securities of Wipro GE Medical Systems Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Unza Holdings Limited, Wipro Holding Austria GmbH and Wipro Portugal S.A, are as follows :

Country of
Step Subsidiaries	Step Subsidiaries		Incorporation
Unza Company Pte Limited			Singapore
Unza Indochina Pte Limited			Singapore
	Unza Vietnam Co., Limited		Vietnam
Unza Cathay Limited			Hong Kong
Unza China Limited			Hong Kong
	Dongguan Unza Consumer Products Limited.		China
PT Unza Vitalis			Indonesia
Unza Thailand Limited			Thailand
Unza Overseas Limited			British virgin islands
Unza Africa Limited			Nigeria
Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza Malaysia Sdn Bhd		Malaysia
		UAA (M) Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
Wipro Holding Austria GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France
Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany

a)  All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.
          The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation

Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA

          The other related parties are:

Country of
Name of entity	Nature	% of holding	Incorporation
Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Real Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director
- Girish S Paranjape	Jt CEO, IT Business and Director
- Dr. Ashok Ganguly	Non-Executive Director
- Narayan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M. Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- Bill Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director

Relative of Key management personnel
- Rishad Premji	Relative of the director
The Company has the following related party transactions:

			Entities controlled by		Key Management
Transaction/ Balances	Associate		Directors		Personnel
	2009	2010	2009	2010	2009	2010

Sale of goods and services	15	7	1	1	—	—
Dividend	—	—	4,418	4,418	230	234
Royalty income	36	32	—	—	—	—
Key management personnel#
Remuneration and short-term benefits					85	175
Other benefits					32	34

Remuneration to relative of key management personnel					3	4

Balances as on March 31,
Receivables	—	1	—	—	—	—
Payables	—	—	—	2	4	44

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
29. Commitments and contingencies
          Operating leases: The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 2,526 and Rs. 3,062, for the year ended March 31, 2009 and 2010, respectively.
          Details of contractual payments under non-cancelable leases are given below:

	As at April 1,		As at March 31,
	2008		2009		2010
Not later than one year	Rs.	773	Rs.	1,064	Rs.	1,396
Later than one year but not later than five years		2,433		3,670		4,319
Later than five years		2,826		3,168		2,554

	Rs.	6,032	Rs.	7,902	Rs.	8,269

          Capital commitments: As at April 1, 2008, March 31, 2009 and 2010, the Company had committed to spend approximately Rs. 7,266, Rs. 5,371 and Rs. 2,782, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

          Guarantees: As at April 1, 2008, March 31, 2009 and 2010, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 4,392, Rs. 6,103 and Rs. 14,526, respectively, as part of the bank line of credit.
          Contingencies and lawsuits: The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demands were primarily on account of the Indian income tax authority’s denial of deductions claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by the Company’s undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting a substantial portion of the demands raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claims of the Company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand which is pending before the first appellate authority.
          In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company filed an objection against the said demand before the Dispute Resolution Panel, which has issued directions confirming the position of the assessing officer. Subsequently, the assessing officer passed the final assessment order raising a tax demand of Rs. 7,218 (including interest of Rs. 2,510). The Company will file an appeal against the said order before the tribunal within the time limit permitted under the statute.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the consolidated financial statements.
          The Contingent liability in respect of disputed demands for excise duty, custom duty, income tax, sales tax and other matters amounts to Rs. 872 and Rs. 1,384 as of March 31, 2009 and 2010, respectively.
          The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.
          Other commitments: The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain computer hardware previously imported duty free. As at March 31, 2010, the Company has met all commitments required under the plan.
30. Segment Information
          The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.
          The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.
          Information on reportable segments is as follows:

	Year ended March 31, 2009
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	191,613	34,277	225,890	19,249	8,995	1,204	255,338
Cost of revenues	(128,473)	(30,886)	(159,359)	(10,782)	(8,679)	(1,395)	(180,215)
Selling and marketing expenses	(10,672)	(1,361)	(12,033)	(4,750)	(294)	(236)	(17,313)
General and administrative expenses	(12,271)	(667)	(12,938)	(1,125)	(316)	(131)	(14,510)

Operating income of segment	40,197	1,363	41,560	2,592	(294)	(558)	43,300

Finance expense							(3,824)

	Year ended March 31, 2009
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Finance and other income							5,057
Share of profits of equity accounted investees							362

Profit before tax							44,895
Income tax expense							(6,035)

Profit for the year							38,860

Depreciation and amortization expense			6,283	377	268	20	6,948

Total assets			181,303	22,862	6,748	73,342	284,255
Total liabilities			70,869	5,803	2,465	57,737	136,874

Opening capital employed			93,845	17,359	6,149	53,080	170,433
Closing capital employed			115,089	18,782	5,638	64,763	204,272
Average capital employed			104,467	18,070	5,893	58,923	187,353
Return on capital employed			40%	14%	(5)%	—	23%

Additions to:
Goodwill			5,437	—	—	—	5,437
Intangible assets			1,629	124	—	—	1,753
Property, plant and equipment			14,463	726	445	646	16,280

	Year ended March 31, 2010
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	202,490	38,205	240,695	22,584	7,143	819	271,241
Cost of revenues	(132,144)	(34,151)	(166,295)	(11,805)	(7,446)	(753)	(186,299)
Selling and marketing expenses	(10,492)	(1,275)	(11,767)	(6,492)	(323)	(26)	(18,608)
General and administrative expenses	(12,446)	(1,015)	(13,461)	(1,207)	(210)	55	(14,823)

Operating income of segment	47,408	1,764	49,172	3,080	(836)	95	51,511

Finance expense							(991)
Finance and other income							4,360
Share of profits of equity accounted investees							530

Profit before tax							55,410
Income tax expense							(9,294)

Profit for the year							46,116

Depreciation and amortization expense			7,095	424	294	18	7,831

Total assets			191,535	25,233	8,779	104,381	329,928
Total liabilities			61,009	5,707	4,284	62,379	133,379

Opening capital employed			115,089	18,782	5,638	64,763	204,272
Closing capital employed			135,829	20,074	7,068	96,092	259,063
Average capital employed			125,459	19,428	6,353	80,427	231,667
Return on capital employed			39%	16%	(13)%	—	22%

Additions to:
Goodwill			1,557	1,019	—	—	2,576
Intangible assets			18	1,031	—	—	1,049
Property, plant and equipment			12,223	627	538	11	13,399
          The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2009		2010
India	Rs.	54,945	Rs.	62,179
United States		115,022		119,537
Europe		57,109		56,780
Rest of the world		28,262		32,745

	Rs.	255,338	Rs.	271,241

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2009 and 2010.

Notes:
a)	The company has the following reportable segments:
i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer care and lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, have been considered as ‘reconciling items’.
b)	Revenues include excise duty of Rs. 1,054 and Rs. 842 for the year ended March 31, 2009 and 2010, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty are reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income). Further, the Company obtains short-term foreign currency borrowings for its working capital requirements. A portion of these foreign currency borrowings is used as a natural hedge for the foreign currency monetary assets. For segment purposes, exchange fluctuations relating to such foreign currency borrowings amounting to Rs. Nil and Rs. 333 is recorded in the respective segment of the underlying monetary assets, and eliminated in reconciling items for the year ended March 31, 2009 and 2010, respectively.

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2009 and 2010, capital employed in reconciling items includes Rs. 5,549 and Rs. 8,516 respectively, of such receivables on extended collection terms.

f)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2009		2010
IT Services	Rs.	1,523	Rs.	1,159
IT Products		112		93
Consumer Care and Lighting		76		71
Others		21		18
Reconciling items		136		(39)

Total	Rs.	1,868	Rs.	1,302

g)	Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

31. Reconciliation between Previous GAAP and US GAAP
     The following reconciliations provide a quantification of the significant reconciliation items between U.S. GAAP and Previous GAAP:
–	equity as at April 1, 2008;

–	equity as at March 31, 2009;

–	profit for the year ended March 31, 2009.

–	cash flow statement for the year ended March 31, 2009
Reconciliation of Equity as at April 1, 2008

	Amount as				Amount		Relevant
	per Previous		Reconciliation		as per US		Notes for
Particulars	GAAP		adjustment		GAAP		adjustments
Goodwill	Rs.	42,209	Rs.	(3,266)	Rs.	38,943	1
Property, plant and equipment and intangible assets		41,583		10,719		52,302	1(b),2
Available for sale investments		14,679		484		15,163	3
Investment in equity accounted investees		1,343		—		1,343
Inventories		6,664		508		7,172	4
Trade receivables		40,453		(1,545)		38,908	4
Unbilled revenues		8,514		(209)		8,305	4
Cash and cash equivalents		39,270		—		39,270
Net tax assets (including deferred taxes)		3,632		(1,963)		1,669	5
Other assets		13,980		1,336		15,316	2(a),4,8

TOTAL ASSETS	Rs.	212,327	Rs.	6,064	Rs.	218,391

Share capital	Rs.	2,923		—	Rs.	2,923
Retained earnings and other components of equity		114,031		12,400		126,431
Total equity (A)		116,954		12,400		129,354

Minority interest		116		—		116
Loans and borrowings		44,850		(94)		44,756	6(b)
Trade payables and accrued expenses		27,873		—		27,873
Unearned revenues		4,503		(107)		4,396	4
Other liabilities		18,031		(6,135)		11,896	4,6,7,8
Total liabilities (B)		95,373		(6,336)		89,037

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	212,327	Rs.	6,064	Rs.	218,391

Notes:
1)	The key differences in goodwill between U.S. GAAP and Previous GAAP are as follows:
a)	Under Previous GAAP, prior to the Transition Date, the Company merged certain acquired subsidiaries and adjusted the goodwill relating to acquisition of such entities against the retained earnings, whereas this adjustment was not recorded under U.S. GAAP.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Accordingly, in respect of all business combinations a portion of purchase price was allocated towards acquired intangibles, net of related deferred taxes. Under Previous GAAP, assets and liabilities arising from a business combination are recognized based on the carrying value in the books of the acquired entity. This resulted in difference between the carrying amount of goodwill, intangible assets and deferred tax liabilities between U.S.GAAP and Previous GAAP.
2)	The key differences in property, plant and equipment and intangibles between U.S. GAAP and Previous GAAP are as follows:

a)	Under U.S. GAAP, lease of land is classified as an operating lease unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Accordingly, lease rentals paid in advance and lease deposits are recognized as other assets under U.S.GAAP. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and US GAAP.

c)	Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful life.
3)	Under US GAAP, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of related deferred taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value.

4)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under U.S. GAAP, in respect of multiple element arrangements comprising delivered products and installation services, the Company defers and recognizes revenue relating to installation services when those services are rendered. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also accrued.

The above adjustments consequently impact trade receivables, unbilled revenues, inventory, other assets, unearned revenues and other liabilities balances.
5)	The key difference in net tax assets between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, valuation allowance in respect of deferred tax assets pertaining to carry forward tax losses is not recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

b)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

c)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
6)	The key differences between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, liability is recognized in respect of proposed dividend on Company equity shares even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under U.S. GAAP, liability for dividend is recognized only when it is approved by the shareholders.

b)	Certain liabilities to state finance institutions are reflected as borrowings under Previous GAAP, while these amounts are classified as other liabilities under U.S. GAAP. This adjustment has no impact on equity.

c)	Under Previous GAAP, share application money pending allotment is reported as a separate item within equity, whereas under US GAAP the same is presented under other liabilities. This presentation difference between US GAAP and Previous GAAP has resulted in an increase in equity under Previous GAAP as at April 01, 2008.
7)	The key differences in defined employee benefit obligations between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, the Company considers the yield on government securities as the discounting rate in determining defined employee retirement benefit obligation. Under U.S. GAAP, the Company considers yield on corporate bonds as the discount rate.

b)	Under U.S. GAAP, actuarial gains and losses relating to defined employee retirement obligation is recognized in equity, which is subsequently recycled into the income statement using the corridor approach. Under Previous GAAP, the actuarial gains and losses are recognized in the statement of income in the period in which they occur.
8)	Difference in accounting for certain forward contracts under Previous GAAP and U.S. GAAP has also impacted other assets and other liabilities.

Reconciliation of Equity as at March 31, 2009

	Amount as				Amount		Relevant
	per Previous		Reconciliation		as per US		Notes for
Particulars	GAAP		adjustment		GAAP		adjustments
Goodwill	Rs.	56,521	Rs.	(7,019)	Rs.	49,502	1
Property, plant and equipment and intangible assets		52,563		14,903		67,466	1(b),2
Available for sale investments		16,426		92		16,518	3
Investment in equity accounted investees		1,670		—		1,670
Inventories		7,587		1,100		8,687	4
Trade receivables		50,370		(2,642)		47,728	4
Unbilled revenues		14,108		(265)		13,843	4
Cash and cash equivalents		49,117		—		49,117
Net tax assets (including deferred taxes)		2,672		(1,151)		1,521	5
Other assets		20,984		2,408		23,392	2(a),4,8

TOTAL ASSETS	Rs.	272,018	Rs.	7,426	Rs.	279,444

Share capital	Rs.	2,930		—	Rs.	2,930
Retained earnings and other components of equity		133,369		13,883		147,252
Total equity (A)		136,299		13,883		150,182

Minority interest		237		—		237
Loan and borrowings		56,892		(86)		56,806	6(b)
Trade payables and accrued expenses		40,191		—		40,191
Unearned revenues		8,734		182		8,916	4
Other liabilities		29,665		(6,553)		23,112	4,6,7,8
Total liabilities (B)		135,719		(6,457)		129,262

TOTAL LIABILITIES AND EQUITY (A)+(B)	Rs.	272,018	Rs.	7,426	Rs.	279,444

Notes:
1)	The key differences in goodwill between U.S. GAAP and Previous GAAP are as follows:
a)	Under Previous GAAP, prior to the Transition Date, the Company merged certain acquired subsidiaries and adjusted the goodwill relating to acquisition of such entities against the retained earnings, whereas this adjustment was not recorded under U.S. GAAP.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Accordingly, in respect of all business combinations a portion of purchase price was allocated towards acquired intangibles, net of related deferred taxes. Under Previous GAAP, assets and liabilities arising from a business combination are recognized based on the carrying value in the books of the acquired entity. This resulted in difference between the carrying amount of goodwill, intangible assets and deferred tax liabilities between U.S.GAAP and Previous GAAP.
2)	The key differences in property, plant and equipment and intangibles between U.S. GAAP and Previous GAAP are as follows:
a)	Under U.S. GAAP, lease of land is classified as an operating lease unless the title to the leasehold land is expected to be transferred to the Company at the end of the lease term. Accordingly, lease rentals paid in advance and lease deposits are recognized as other assets under U.S.GAAP. Under Previous GAAP, the lease rentals paid in advance and lease deposits are recognized in property, plant and equipment. This adjustment has no impact on equity.

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.

c)	Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful life.

3)	Under US GAAP, available for sale investments are measured at fair value at each reporting date. The changes in fair value of such investments, net of related deferred taxes, are recognized directly in equity. Under Previous GAAP, short-term investments are measured at lower of cost or fair value.

4)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, an entity is required to allocate revenue to separately identifiable components of a multiple deliverable customer arrangement. The revenue relating to these components are recognized when the appropriate revenue recognition criteria is met. Under U.S. GAAP, in respect of multiple element arrangements comprising delivered products and installation services, the Company defers and recognizes revenue relating to installation services when those services are rendered. Under Previous GAAP, installation services are considered to be incidental / perfunctory to product delivery. Entire revenue is recognized, when the products are delivered in accordance with the contractual terms, and expected cost of installation services is also accrued.

The above adjustments consequently impact trade receivables, unbilled revenues, inventory, other assets, unearned revenues and other liabilities balances.
5)	The key difference in net tax assets between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, valuation allowance in respect of deferred tax assets pertaining to carry forward tax losses is not recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

b)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, while U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

c)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
6)	The key differences between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, liability is recognized in respect of proposed dividend on Company’s equity shares even-though the dividend is expected to be approved by the shareholders subsequent to the reporting date. Under U.S. GAAP, liability for dividend is recognized only when it is approved by the shareholders.

b)	Certain liabilities to state finance institutions are reflected as borrowings under Previous GAAP, while these amounts are classified as other liabilities under U.S. GAAP. This adjustment has no impact on equity.

c)	Under Previous GAAP, share application money pending allotment is reported as a separate item within equity, whereas under US GAAP the same is presented under other liabilities. This presentation difference between US GAAP and Previous GAAP has resulted in an increase in equity under Previous GAAP as at March 31, 2009.
7)	The key differences in defined employee benefit obligations between Previous GAAP and U.S. GAAP are as follows:
a)	Under Previous GAAP, the Company considers the yield on government securities as the discounting rate in determining defined employee retirement benefit obligation. Under U.S. GAAP, the Company considers yield on corporate bonds as the discount rate.
b)	Under U.S. GAAP, actuarial gains and losses relating to defined employee retirement obligation is recognized in equity, which is subsequently recycled into the income statement using the corridor approach. Under Previous

GAAP, the actuarial gains and losses are recognized in the statement of income in the period in which they occur.
8)	Difference in accounting for certain forward contracts under Previous GAAP and U.S. GAAP has also impacted other assets and other liabilities

Reconciliation of Profit for the year ended March 31, 2009

					Amount
	Amount as per				as per		Relevant
	Previous		Reconciliation		US		Notes for
Particulars	GAAP		adjustment		GAAP		adjustments
Revenues	Rs.	256,995	Rs.	(2,431)	Rs.	254,564	1
Operating profit		44,004		(2,614)		41,390	2
Finance and other income/(expense), net		1,192		(3,008)		(1,816)	3,5
Equity in earnings of equity-accounted investees		362		—		362

Profit before taxes		45,558		(5,622)		39,936
Income taxes		(6,460)		1,038		(5,422)	4
Minority interest		(99)		—		(99)

Net income		38,999		(4,584)		34,415
Notes:
1)	The key differences in revenue recognition principles between Previous GAAP and U.S. GAAP are as follows:
a)	Under U.S. GAAP, in respect of certain multiple element arrangements, revenue recognition in respect of products/services delivered is limited to the amount of consideration that is not contingent upon delivery of additional items or meeting other specified performance conditions. Under Previous GAAP, revenue for products/services delivered is recognized, if the delivery of additional items or meeting other specified performance conditions is considered probable at the time of delivery.

b)	Differences in revenue recognition principles between Previous GAAP and U.S. GAAP in respect of revenue arrangements involving delivery of third-party software products and related services.

c)	Under U.S. GAAP, revenue relating to product installation services is recognized when the installation services are performed. Under Previous GAAP, the entire revenue relating to the supply and installation of products is recognized when products are delivered in accordance with the terms of contract. Installation services are considered to be incidental / perfunctory to product delivery and the cost of installation services is accrued upon delivery of the product.

d)	Under U.S. GAAP, generally cash payments to customers pursuant to sales promotional activities are considered as sales discount and reduced from revenue. Under Previous GAAP, such payments are considered as cost of revenues and selling and marketing expenses. This is a presentation difference and has no impact on net income.
2)	The key differences in operating profit between Previous GAAP and U.S. GAAP are as follows:
a)	Impact of difference in revenue recognition principles described above.

b)	Under U.S. GAAP, all the assets and liabilities arising from a business combination are identified and recorded at fair values. Under U.S. GAAP, finite life intangible assets are amortized in the proportion of economic benefits consumed during the period to the expected total economic benefits. Under Previous GAAP, such intangible assets are usually amortized on a straight line basis over the estimated useful. This has resulted in a difference in the underlying amortization expense between Previous GAAP and U.S. GAAP.

c)	Indian tax laws levies fringe benefit tax (‘FBT’) in respect of various fringe benefits provided to employees. Under Previous GAAP, such FBT is treated as income taxes, whereas under U.S. GAAP such FBT is treated as an operating expense. This is a presentation difference and has no impact on net income.

d)	Indian tax laws levies FBT on all stock options exercised on or after April 1, 2007. The Company has modified its stock option plans to recover the FBT from employees. Under U.S. GAAP, FBT recovery is treated as an additional exercise price and recorded in stockholders’ equity. Under Previous GAAP, recovery of FBT from employees is offset against the related FBT expense.
3)	The key differences in finance and other income/(expense), net between Previous GAAP and U.S. GAAP are as follows:

a)	Foreign currency borrowings and related cross currency swap are considered as effective hedge of net investment in non-integral foreign operation. Consequently, the changes in the fair value of such derivative instrument and the impact of foreign currency translation adjustment on foreign currency borrowings that are determined to be an effective hedge are recognized in the equity. Under U.S. GAAP, combination of foreign currency borrowings and related cross currency swap do not qualify for hedge accounting. Consequently, the changes in fair value of such derivative instrument and the foreign currency translation adjustments on foreign currency borrowings are recognized in the statement of income.

b)	Difference in the basis of interest capitalization between Previous GAAP and U.S. GAAP.
4)	The key differences in income taxes between Previous GAAP and U.S. GAAP are as follows:
a)	Reclassification of FBT from income tax expense to operating expenses under U.S. GAAP; (refer note 2(c) above).

b)	Under U.S. GAAP, deferred tax assets in respect of carry forward tax losses are recognized if it is more likely than not that, sufficient taxable profits would be available in the future to realize the tax benefits. Under Previous GAAP, deferred tax assets in respect of carry forward tax losses is recognized only if it is virtually certain that sufficient future taxable income would be available in the future to realize the tax benefits.

c)	Previous GAAP requires an entity to follow the income statement approach for recognizing deferred taxes, whereas U.S. GAAP requires balance sheet approach in recognizing deferred taxes.

d)	Consequential tax impact of the reconciliation items between Previous GAAP and U.S. GAAP discussed herein.
5)	This includes difference in accounting for certain foreign currency forward contracts.
Explanation of material adjustments to the cash flow statements
a)	Under Previous GAAP, interest paid is considered as cash flows from financing activities, whereas under U.S. GAAP, these were considered as cash flows from operating activities. As a result, cash flows from operating activities under U.S. GAAP were lower and cash flows from financing activities were higher by an equal amount.

b)	Under Previous GAAP, interest and dividend income was considered as cash flows from investing activities, whereas under U.S. GAAP, these were considered as cash flows from operating activities. As a result, cash flows from operating activities under U.S. GAAP were higher and cash flows from investing activities were lower by an equal amount.
32. Audit committee investigation
     The Company discovered acts of embezzlement by one of its junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, the Audit Committee conducted an investigation through an internal investigation team to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. Based on a review of the facts discovered during the investigation, the Company has concluded that the amounts embezzled were not material. The Company has since recovered substantially all of the embezzled amounts. As a result of the investigation of the embezzlement, the Company’s Audit Committee also commenced an external investigation, and engaged independent legal counsel and the forensic accountants they engaged, to evaluate certain issues that were discovered during the internal investigation, including the appropriateness of certain accounting entries pertaining to the exchange rate fluctuation and outstanding liability accounts. This investigation has since been concluded and the report of the independent legal counsel engaged to conduct the investigation was submitted to the Company’s Audit Committee on November 10, 2010. The Audit Committee discussed and agreed with the findings and conclusions of this report. Based on its investigation, the Audit Committee concluded there were certain accounting entries that were either erroneous, unsupported by documentation, or both, primarily in two accounts. However, the Audit Committee concluded there was insufficient evidence to support a conclusion that any member of current management engaged in intentional wrongful conduct. These accounting entries have been corrected as of March 31, 2010.
     Further, based on the Company’s review of the findings and conclusions made by the independent legal counsel and the forensic accountants they engaged, the Company’s believes that the impact of the financial statement misstatements identified during the investigation, together with other uncorrected audit adjustments, are not material, individually or in the aggregate, (based on assessments of both quantitative and qualitative factors) to the Company's annual consolidated financial statements prepared under IFRS for the years ended March 31, 2010 and 2009 as reported in this Form 20-F. If the Company’s were to make these corrections to the consolidated financial statements in the respective annual periods, the profit before tax and profit after tax for the year ended March 31, 2010 reported in this Form-20F would have been higher by 1.0% and 2.1%, respectively. Similarly, the profit before tax and profit after tax for the year ended March 31, 2009 would have been higher by 1.9% and 1.5%, respectively. Further, the reported operating income of the IT Services segment would have been higher by 1.7% and 3.1% for the years ended March 31, 2010 and 2009, respectively. The impact has been computed based on the roll-over method prescribed under SAB 108.

Item 19. Exhibits

Exhibit
Number	Description
1.1	Certificate of Incorporation of Wipro Limited, as amended (1)

1.2	Memorandum and Articles of Association of Wipro Limited, (10)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1999 plan) (1)

4.2	2000 Employee Stock Option Plan (2000 plan) (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (2000 ADS Plan) (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (9)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (9)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.15	Amendment No. 2 to WARSUP 2004 Plan (9)

4.16	Amendment No. 3 to 2000 Plan (9)

11.1	Code of Ethics for Principal and Finance Officers (2)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombudsprocess (2)

15.3	Code of Business Conduct and Ethics (7)

15.4	Audit Committee Charter (8)

15.5	Board Governance and Compensation Committee Charter (6)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.

(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005, as amended by Exhibit with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007

(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008

(10)	Incorporated by reference to Exhibits filed with the Registrant’s Form 6K filed on July 6, 2010.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India Date: November 12, 2010	/s/ Azim H. Premji Azim H. Premji,	/s/ Suresh C. Senapaty Suresh C. Senapaty,

	Chairman and Managing Director	Chief Financial Officer and Director