Form 20-F/A
period 2010-03-31
WIPRO LTD
filed 2011-04-20
CIK 1123799

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

EXPLANATORY NOTE
The registrant hereby amends its Annual Report on Form 20-F for the year ended March 31, 2010 (the “Original Filing”), which was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010, to provide certain additional and enhanced disclosures to the following sections:
•	The risk factor entitled “If the Securities and Exchange Commission were to disagree with the conclusion of KPMG India and our Audit Committee that KPMG India is independent for purposes of its audit of Wipro, certain of our financial statements might have to be re-audited by a new independent registered public accounting firm;”

•	Item 5 under the heading “Recent Developments” and the subheading “Audit Committee Investigation;”

•	Item 5 under the heading “Recent Developments” and subheading “Findings and Conclusions;”

•	Item 5 under the heading “Trend Information” and subheading “Goodwill Impairment Testing;”

•	Item 6, under the heading “Compensation” and subheading “Director Compensation;”

•	Item 6, under the heading “Compensation” and subheading “Executive Compensation;”

•	Item 7, under the heading “Related Party Transactions;”

•	Item 15, under the heading “Disclosure controls and procedures;”

•	Item 15, under the heading “MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING;” and

•	Item 15, under the heading “Change in internal controls over financial reporting.”
No other changes are made to the Original Filing.

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
     As we disclosed in our Form 6-K dated March 1, 2010, we discovered acts of embezzlement by one of our junior level employees during the period from November 2006 to December 2009. In response to the discovery of such acts of embezzlement, our Audit Committee conducted an investigation to determine, among other things, the materiality of the amounts embezzled, the design and implementation of internal control processes to detect and prevent similar misappropriations in the future and certain other issues including the appropriateness of certain accounting entries. During the course of our investigation of this matter, our Audit Committee learned that this employee had engaged in a number of personal financial transactions, of relatively small value, with a junior member of KPMG India’s audit team assigned to the Wipro audit engagement. KPMG India informs us that this audit engagement team member initially served in low level positions during the period from September 2006 through December 2009, was promoted to assistant manager in October 2007 and promoted to audit manager in October 2009, and remained in that position until he was removed from the audit team in December 2009. Additionally, KPMG India informs us that this audit engagement team member reported to an audit engagement senior manager who in turn reported to an audit engagement partner in his last position with KPMG India. After being advised of this information, our independent registered public accountants, KPMG India, commenced an internal investigation to determine the scope of the problem and to determine whether its independence with respect to Wipro had been impaired. KPMG India subsequently determined that neither the audit engagement team member or any other member of the KPMG India audit team assigned to the Wipro audit engagement were involved in the acts of embezzlement.
     During the course of its investigation, KPMG India considered whether financial relationships, business transactions or loans existed between any members of KPMG India’s audit engagement team and Wipro as well as other potential independence matters, including whether any other members of the KPMG India audit engagement team had dealings with any Wipro employees that would compromise KPMG India’s independence from Wipro and took remedial measures to address issues identified. KPMG India concluded that it did not lack independence with respect to Wipro. Based on its review of the facts from KMPG India’s investigation and discussions with its external advisors, our Audit Committee concurred with KPMG India’s conclusion.
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
     As a result of the investigation of the embezzlement, our Audit Committee also commenced an external investigation, and engaged independent legal counsel and the forensic accountants they engaged, to evaluate certain issues that were discovered during the internal investigation, including the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. The Audit Committee reviewed evidence of possible intentional wrongful conduct which consisted of (i) the allegations by two former employees that they believed certain Company accounts were used for earnings management purposes, and (ii) a pattern of erroneous or undocumented accounting entries with an impact on profits in various quarterly periods. The Audit Committee investigation of this evidence involved (1) review of accounting entries, including period end entries, (2) key word analysis of electronic documents and emails from a range of former and current employees, and (3) in-depth interviews with current and former employees. Neither the documentary evidence nor the interview process revealed sufficient evidence to conclude there was earnings management, and the individuals who were interviewed denied that any earnings management practices had occurred. The Audit committee determined the evidence to be insufficient to support a conclusion of intentionally wrongful conduct for the following reasons: (a) the Audit Committee was unable to substantiate the claims of the two former employees because one died shortly after the events in question and the other former employee refused to cooperate with the Audit Committee investigation; (b) a review of relevant electronically stored information and e-mail communications did not disclose evidence of earnings management; and (c) interviews of twenty-three current or former employees disclosed no evidence of earnings management, and all individuals who were interviewed denied that any earnings management practices had occurred. The Audit Committee further determined that the amounts involved in the erroneous or undocumented accounting entries were not material in relation to the Company’s financial statements, and coupled with the lack of evidence linking even low-value entries to earnings management, found a lack of persuasive evidence of wrongful intent indicative of earnings management. This investigation has since been concluded and the report of the independent legal counsel engaged to conduct the investigation was submitted to our Audit Committee on November 10, 2010. Our Audit Committee discussed and agreed with the findings and conclusions of this report.
     Findings and conclusions
     Based on its investigation, the Audit Committee concluded that, during the period from January 1, 2008 to December 31, 2009, there were certain accounting entries that were either erroneous, unsupported by documentation, or both, primarily in two accounts. However, our Audit Committee concluded there was insufficient evidence to support a conclusion that any member of current management engaged in intentional wrongful conduct. These accounting entries have been corrected as of March 31, 2010.
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
Goodwill Impairment Testing
          We test goodwill for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to cash generating unit (“CGU”) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIU includes:
a.	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b.	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: 2%-6%. These long terms growth rates takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c.	The discount rates used are based on the our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks 10.5% to 15%.

d.	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from 10.5% to 15.0%. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from 12.0% to 19.2%.

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
Compensation
Director Compensation
          Our Board Governance and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receives an attendance fee per meeting of $444 during the current year for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders. Service contracts with our directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment.
          In the fiscal year ended March 31, 2010, we paid an aggregate of $0.43 million (Rs. 19.7 million) as commission to our non-employee directors.

Executive Compensation
          The annual compensation of our executive directors is approved by our Board Governance and Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Board Governance and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payouts are made to employees based on their department’s or unit’s performance and achievement levels. The profit targets for each department are set quarterly, and payment amounts vary between departments based on their profit targets and actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on an annual basis based on our overall corporate performance under an annual plan.
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

Compensation
          We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005, 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payouts are made to employees based on their department’s or unit’s performance and achievement levels. The profit targets for each department are set quarterly, and payment amounts vary between departments based on their profit targets and actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on an annual basis based on our overall corporate performance under an annual plan.
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
          Related Parties. The Company has relationships with the following related parties:

Country of
Name of entity	Nature	% of holding	Incorporation
Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment & Trading Company Private Limited	Entity controlled by Director
Vidya Investment & Trading Company private Limited	Entity controlled by Director
Napean Trading & Investment Company Private Limited	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director
- Girish S Paranjape	Jt CEO, IT Business and Director
- Dr. Ashok Ganguly	Non-Executive Director
- Narayan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- Bill Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director

Relative of Key management personnel
- Rishad Premji	Relative of the director
          The Company has engaged in the following related party transactions:

					Entities controlled by				Key Management
	Associate				Directors				Personnel
Transaction/ Balances	2009		2010		2009		2010		2009		2010
	(In millions)
Sale of goods and services	Rs.	15	Rs.	7	Rs.	1	Rs.	1	Rs.	—	Rs.	—
Dividend		—		—		4,418		4,418		230		234
Royalty income		36		32		—		—		—		—

Key management personnel#
Remuneration and short-term benefits										85		175
Other benefits										32		34

Remuneration to relative of key management personnel										3		4

Balances as on March 31,
Receivables		—		1		—		—		—		—
Payables		—		—		—		2		4		44

#	Post employment benefit comprising gratuity and compensated absences are not disclosed as these are determined for the Company as a whole.
            The Parent Company has engaged in the following significant transactions with its subsidiaries during the years ended March 31, 2009 and 2010:

	Sale of services				Sale of goods				Purchase of services				Purchase of goods
Name of the entity	2010		2009		2010		2009		2010		2009		2010		2009
	(In millions)
Wipro Inc	Rs.	3,519	Rs.	3,737	Rs.	—	Rs.	—	Rs.	254	Rs.	202	Rs.	—	Rs.	—
Wipro Japan KK		—		—		—		—		186		259		—		—
Wipro Shanghai Limited		108		79		—		—		112		150		—		—
Wipro Technologies Gmbh.		44		—		—		—		1		—		—		—
Unza Holdings Limited		—		117		—		—		—		—		35		18
Wipro Portugal S. A.		536		29		—		—		1,369		699		—		—
New Logic Technologies GmbH		97		114		—		—		77		—		—		—
Wipro Technologies S.A DE C.V		68		136		—		—		37		—		—		—
Wipro Technocentre (Singapore) Pte Limited		33		—		—		—		—		—		—		—
Wipro Information Technology, Netherlands BV		136		—		—		—		—		—		—		—
Wipro Technologies Limited, Russia		23		—		—		—		—		—		—		—
Wipro Technologies OY		65		—		—		—		297		—		—		—
Wipro Gallagher Solutions Inc		60		—		—		—		15		—		—		—
Wipro Holdings UK Limited		222		—		—		—		—		—		—		—
Wipro Arabia		—		81		—		369		—		—		—		—

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
          As a result of identifying these material weaknesses, our management and Audit Committee have concluded that our previously issued report on Internal Control Over Financial Reporting (ICOFR), as of March 31, 2009, should no longer be relied upon. Further, KPMG India, our independent registered public accounting firm, has concluded that its audit opinion on ICOFR as of March 31, 2009 should also no longer be relied upon due to these material weaknesses. Based on this information, our principal executive officer and principal financial officer have concluded that as of March 31, 2009, our disclosure controls and procedures were ineffective due to and only to the extent that ICOFR was ineffective and that their initial conclusion included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, should no longer be relied upon.
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
          Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2010. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2010.
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
     As of March 31, 2010, these identified material weaknesses were remediated by our management through the implementation of a series of steps designed to improve the control processes and controls, including making personnel changes whereby three controllers with greater seniority and experience were reassigned from other finance departments to assume existing corporate and divisional controllership positions in the Controllership Department in January 2010. The Audit Committee further recommended disciplinary action against a number of Wipro employees for breach of the Company’s conflict of interest policy, including terminating certain employees and issuing warning letters to others for engaging in personal transactions with another Wipro employee. The actions that have been taken were reviewed by senior management with oversight by our Audit Committee. These steps included the following:
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

PART III
Item 19. Exhibits

Exhibit
Number	Description
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.
For Wipro Limited

Bangalore, India Date: April 20, 2011	/s/ Azim H. Premji Azim H. Premji,	/s/ Suresh C. Senapaty Suresh C. Senapaty,
	Chairman and Managing Director	Chief Financial Officer and Director