Form 20-F/A
period 2010-03-31
WIPRO LTD
filed 2011-06-02
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)
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
Date of event requiring this shell company report_______________________
Commission File Number 001-16139
WIPRO LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0055
(Address of principal executive offices)

Suresh C Senapaty, Chief Financial Officer and Director
Phone: +91 80 28440055; Fax: +91 80 28440104
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each represented by one	New York Stock Exchange
Equity Share, par value Rs. 2 per share.
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
          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☑	Other ☐
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

TABLE OF CONTENTS
Part III
Item 19.      Exhibits

12.1 Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certifications of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

EXPLANATORY NOTE
          The registrant hereby amends its Annual Report on Form 20-F for the year ended March 31, 2010 (the “Original Filing”), which was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010, as amended by its Annual Report on Form 20-F/A (Amendment No. 1), to include the certification of the Company’s principal executive officer as required by Rule 12b-15 under the Securities Exchange Act of 1934.
          No other information contained in the Original Filing, as amended, is amended hereby. This amendment does not modify or update disclosures in the Original Filing, as amended. Furthermore, except for the matters described above, this amendment does not change any previously reported financial results, nor does it reflect events occurring after the date of the Original Filing, as amended.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.
For Wipro Limited

Bangalore, India Date: June 2, 2011	/s/ Azim H. Premji Azim H. Premji,	/s/ Suresh C. Senapaty Suresh C. Senapaty,
	Chairman and Managing Director	Chief Financial Officer and Director