Form 20-F
period 2011-03-31
WIPRO LTD
filed 2011-06-16
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2011

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
Not Applicable

(Title of Class)
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,454,409,145 Equity Shares.
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International ☑
Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17     Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
     Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “US” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.
Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2011, which was Rs. 44.54 per US$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
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
Item 2. Offer Statistics and Expected Timetable
          Not applicable

Item 3. Key Information
     Selected IFRS financial data for the years ended March 31, 2007 and 2008 have not been included in this Annual Report on Form 20-F because IFRS financial statements for such periods have not previously been prepared and could not be prepared without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States of America for purposes of our SEC reporting.
Summary of Selected Consolidated Financial Data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the three years ended March 31, 2011 and selected consolidated statements of financial position data as of March 31, 2009, 2010 and 2011 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). Historical results are not necessarily indicative of future results.

	(In millions, except per equity share data)
	2009		2010		2011		2011
							Convenience
							Translation into
							US$

Consolidated Statements of Income data:
Revenues	Rs.	256,891	Rs.	271,957	Rs.	310,542	US$	6,972
Cost of revenues		(180,215)		(186,299)		(212,808)		(4,778)

Gross profit	Rs.	76,676	Rs.	85,658	Rs.	97,734	US$	2,194

Selling and marketing expenses		(17,313)		(18,608)		(22,172)		(498)
General and administrative expenses		(14,510)		(14,823)		(18,339)		(412)
Foreign exchange gains/(losses), net		(1,553)		(383)		445		10

Results from operating activities	Rs.	43,300	Rs.	51,844	Rs.	57,668	US$	1,295
Finance expense		(3,824)		(1,324)		(1,933)		(43)
Finance and Other income		5,057		4,360		6,652		149
Share of profits of equity accounted investees		362		530		648		15

Profit before tax		44,895		55,410		63,035		1,415
Income tax expense		(6,035)		(9,294)		(9,714)		(218)

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	US$	1,197

Attributable to:
Equity holders of the Company	Rs.	38,761	Rs.	45,931	Rs.	52,977		1,189
Non-controlling interest		99		185		344		8

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	US$	1,197

Earnings per equity share:
Basic		15.99		18.91		21.74	US$	0.49

Diluted		15.90		18.75		21.61		0.49

Weighted average number of equity shares used in computing earnings per equity share(1):
Basic		2,423,558,482		2,429,025,243		2,436,440,633		2,436,440,633
Diluted		2,437,464,403		2,449,658,532		2,451,154,154		2,451,154,154

Cash dividend per equity share paid		4.00		4.00		8.00	US$	0.18

Additional data:
Revenue by segment(2)
IT Services	Rs.	191,613	Rs.	202,490	Rs.	234,850	US$	5,273
IT Products		34,277		38,205		36,910		829
Consumer Care and Lighting		19,249		22,584		27,258		612
Others		8,995		7,143		10,896		245
Reconciling items		1,204		1,152		1,073		24

Total	Rs.	255,338	Rs.	271,574	Rs.	310,987	US$	6,982

Operating income by segment
IT Services	Rs.	40,288	Rs.	47,687	Rs.	53,407	US$	1,199
IT Products		1,363		1,764		1,609		36
Consumer Care and Lighting		2,592		3,102		3,450		77
Others		(294)		(836)		(97)		(2)
Reconciling items		(649)		127		(701)		(16)

Total	Rs.	43,300	Rs.	51,844	Rs.	57,668	US$	1,295

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	Rs.	49,117	Rs.	64,878	Rs.	61,141	US$	1,373

	2009	2010	2011	2011
				Convenience
				Translation into
				US$

Available for sale investments	16,293	30,420	49,282	1,106
Working capital (3)	57,152	95,565	131,696	2,957
Total assets	284,255	329,928	371,443	8,340
Total debt	56,892	62,511	52,802	1,185
Total equity	147,381	196,549	240,371	5,397

Number of shares outstanding	1,464,980,746	1,468,211,189	2,454,409,145	2,454,409,145
Notes:
1.	Adjusted for stock dividend.

2.	In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue.

3.	Working capital equals current assets less current liabilities.

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
          The following table sets forth, for the fiscal years indicated, information concerning the amount of Indian rupees for which one U.S. dollar could be exchanged based on the certified foreign exchange rates published by the Federal Reserve Board of New York. The column titled “Average” in the table below is the average of the certified foreign exchange rates on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End		Average		High		Low
2011	Rs.	44.54	Rs.	45.46	Rs.	47.49	Rs.	43.90
2010		44.95		47.18		50.48		44.94
2009		50.87		46.32		51.96		39.73
2008		40.02		40.13		43.05		38.48
2007		43.10		45.06		46.83		42.78
          On June 10, 2011, the certified foreign exchange rates published by Federal Reserve Board of New York was Rs. 44.72.
          The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of New York on each business day during the period:

Month	High		Low
May 2011	Rs.	45.33	Rs.	44.27
April 2011		44.51		44.00
March 2011		45.24		44.54
February 2011		45.66		45.06
January 2011		45.92		44.59
December 2010		45.54		44.70
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
          A significant portion of our total operating expenses in our IT Services and IT Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates in our IT Services business, excluding Business Process Outsourcing (BPO) services, Indian IT services and Infocrossing Inc., may cause significant variations in operating results in any particular quarter. (Utilization is the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function excluding corporate activities).
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
          Our profits attributable to equity holders increased by 15.34% for the year ended March 31, 2011, as compared to the year ended March 31, 2010. While the environment has improved significantly since the first half of the calendar year for 2010, pricing remains competitive and clients remain focused on cost reduction and capital conservation. We are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate this impact, we may not be able to sustain historical levels of profitability. In our BPO business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.
          If we do not continue to improve our administrative, operational and financial processes and systems to manage our growth, the value of our shareholders’ investment may be harmed.
          As economic data showed signs of improvement and stabilization, the growth rates during fiscal year 2011 have seen an uptick as compared to fiscal year 2010. However, we expect our growth to continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:
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
          If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our IT Services and Products business and harm the value of our shareholders’ investment.
          Intense competition in the market for IT and ITeS services could adversely affect our cost advantages, and, as a result, decrease our revenues.
          The market for IT services is highly competitive. Our competitors include software/IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT and ITeS companies operating from emerging low cost destinations like China, the Philippines, Brazil, Romania, Poland and others. Some of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to their clients’ needs.
          We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.
          The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations apart from taking higher commercial risks in our contracts with such clients. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client requirements or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts and/or imposition of penalties or damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized.
          Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for subsequent stages or may cancel or delay subsequent planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

          Our success depends in large part upon the ability of our management team and other highly skilled professionals. If we fail to attract and retain these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.
          The continued efforts of the senior members of our management team, including of our Chairman and Managing Director, are critical to our success. Our ability to execute project engagements and to obtain new clients depend in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to reassign and retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. As the environment continues to improve and IT Companies hire more actively, we experience high employee attrition rates, consistent with the industry as a whole. Continued employee attrition rates may adversely affect our revenues and profitability.
          Changes in government policies may also affect our ability to hire, attract and retain personnel.
          Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results.
          Our IT Services business is approximately 75% of our revenue. Our revenue from this business is derived from transactions in foreign currencies while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the foreign currencies can adversely affect our revenue and competitive position, and can adversely impact our gross margins. We generate approximately 35% of our IT Services revenues in non- U.S. dollar currencies and the exchange rate fluctuations between these currencies and the U.S. dollar can affect our revenues and growth, as expressed in U.S. dollar terms. We seek to minimize this risk by entering into forward exchange and option contracts. However, volatility in exchange rate movement and/or sustained Indian rupee appreciation will negatively impact our revenue and operating results.
          A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian rupee and foreign currencies have fluctuated significantly in recent years and will likely continue to fluctuate in the future. Volatility in exchange rate movement and/or Indian rupee depreciation may negatively impact our operating results.
          Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
          We derive approximately 55% of our IT Services revenue from the United States and 27% of our IT Services revenue from Europe. In the event of a global economic slowdown, our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.
          Furthermore, any significant decrease in the growth of the industries in which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenue and profitability.
          Our IT Services revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.
          We currently derive, and believe that we will continue to derive, a significant portion of our IT Services revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2009, 2010 and 2011 accounted for approximately 3% of our IT Services revenue. For the same periods, our ten largest clients accounted for approximately 20% of our IT Services revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the sole outside service provider for our clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.
          There are a number of factors other than our performance that could cause the loss of a client and these factors are neither predictable nor under our control. In certain cases, clients have reduced their spending on IT services due to a challenging economic environment, consequently reducing their volume of business with us. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on the revenue earned from services rendered to any one client.
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
          Our revenue could also suffer if we misjudge the demand pattern and do not recruit sufficient employees to fulfill the demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients.
          Restrictions on immigration in the U.S. may affect our ability to compete for and provide services to clients in the U.S., which could hamper our growth and cause our revenue to decline.
          Our employees who work onsite at client facilities or at our facilities in the U.S. on temporary or extended assignments typically must obtain visas. If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to our clients in the United States could be impaired. In response to past terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased its level of scrutiny in reviewing visa applications and has decreased the number of grants. These restrictions and any other changes in turn could hamper our growth and cause our revenue to decline.
          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm. The L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to the number of new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year.
          The L-1 and H-1B Visa Reform Act of 2004 further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge if (1) such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge.
          Immigration laws in the United States may also require us to meet certain minimum levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.
          Immigration laws in the United States and in other countries are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.
          Although we currently have sufficient personnel with valid H-1B visas, we cannot assure that we will continue to be able to obtain any or a sufficient number of H-1B visas for our onsite employees on the same time schedule as we have previously obtained, or at all.
          Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.
          Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, internal and disclosure control obligations, data privacy and labor relations. Gaps in our compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend ourselves and preserve our rights.
          We have more than 21,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.
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
          In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data (including reports involving service providers in India). Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid negative perceptions or stereotypes that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the country in which our clients operate.
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
          We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price pricing, and contracts with features of both of these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. We could face greater risk when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically-distributed service centers. Furthermore, when outsourcing work we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

          Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.
          A significant element of our business strategy is to continue to leverage and expand our offshore development centers at Bangalore, Chennai, Hyderabad, Kolkata and Pune in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.
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
          We are investing substantial cash assets in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.
          We have invested substantially in construction or expansion of software development facilities and physical infrastructure during fiscal year 2011 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2011 was Rs. 12,211 million (US$274 million). Additionally, as of March 31, 2011, we had contractual commitments of approximately Rs. 2,071 million (US$47 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
          Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.
          Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we are in the process of scaling up our presence outside India through our strategic development centers, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.
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
          Many of our client contracts can typically be terminated without cause and with little or no notice or termination charges, which could negatively impact our revenue and profitability.
          Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with as few as 90 days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control that might result in the termination of a project or the loss of a client, including:
•	financial difficulties of a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.
          We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.
          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology or software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans.
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
          Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to the clients that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.
          Customers may subject us to litigation to seek damages for deficient services or for violating intellectual property rights.
          Our customers may subject us to litigation and seek damages for losses caused by allegedly deficient services. Customers may also subject us to litigation and seek damages for violating or misusing their intellectual property rights. Our inability to provide services at the contractually-agreed service levels or inability to prevent violation or misuse of our customers’ intellectual property could cause significant damage to our reputation and adversely affect our results of operations.
          Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
          Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, Securities and

Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
          In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2011, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.
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
          If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
          We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.
          If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the New York Stock Exchange or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
          We cannot predict the outcome of the Securities and Exchange Commission’s voluntary requests for documents and information, the outcome of which could have a material adverse effect on us.
          As we previously disclosed in our Form 20-F for the year ended March 31, 2010, our Audit Committee and KPMG India conducted an investigation into whether financial relationships, business transactions or loans existed between any members of KPMG India’s audit engagement team and Wipro as well as other potential independence matters, including whether any other members of the KPMG India audit engagement team had dealings with any Wipro employees that would compromise KPMG India’s independence from Wipro. KPMG India concluded that it did not lack independence with respect to Wipro. Based on its review of the facts from KMPG India’s investigation and discussions with its external advisors, our Audit Committee concurred with KPMG India’s conclusion.
          Subsequently, the SEC’s Division of Enforcement requested that we provide on a voluntary basis certain information and documents concerning, among other things, issues relating to auditor independence. Some of the voluntary requests also relate to the same subject matter we disclosed which the Audit Committee investigated last year, including the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We are cooperating with the SEC’s requests. The outcome of the SEC’s review of this matter is uncertain. A conclusion by the SEC that differs with the conclusions reached by KPMG India and/or our Audit Committee could have a material adverse effect on us.
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
          Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:
•	Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not reimbursable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit also may result in our being required to prospectively adjust previously agreed upon rates for our work and may affect our future margins.

•	If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy. Additionally, an allegation of improper activity, even if not proven, could result in adverse publicity and damage to our reputation and business.

•	Government contracts, and the proceedings surrounding them, are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts.

•	Political and economic factors such as pending elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.
          Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.
          We are exposed to fluctuations in the market values of our investment portfolio.
          Deterioration of the credit as well as debt and capital markets due to economic turmoil could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income.
          We are exposed to fluctuations in interest rates for our borrowings.
          Turmoil in the financial markets can cause the borrowings rate to go up in the future. Deterioration in the interest rates could negatively impact our financial condition and reported income.
          Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.
          Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the Indian rupee. Because our financial statements are denominated in the India rupee, fluctuations in currency exchange rates, especially the U.S. dollar against the Indian rupee, could have a material impact on our reported results.
          We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, however, our financial condition and operating results may be harmed.

          Management’s use of estimates may affect our income and financial position.
          To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment of the facts and circumstances, may change from time to time, and this may result in significant changes in the estimates, with a negative impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows. For a summary of significant accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.
          Risks Related to Investments in Indian Companies and International Operations Generally.
          We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, Government of India currency exchange control and changes in exchange rates and interest rates.
          Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.
          Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term, wage increases may reduce our profit margins. Furthermore, increases in the proportion of employees with less experience, or source talent from other low cost locations, like Eastern Europe, China or South-East Asia could also negatively affect our profits.
          We would realize lower tax benefits if the special tax holiday scheme for units set up in special economic zones is substantially modified.
          The Government of India introduced a separate tax holiday scheme for units set up in special economic zones (SEZs). Under this scheme, units in designated SEZs which began providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the commencement of provision of services in such an SEZs and 50% of such profits or gains for an additional ten years.
          Recently there have been demands by legislators and various political parties in India for the Government of India to actively regulate the development of SEZs by private entities. There have also been demands to impose strict conditions which need to be complied with before an economic zone developed by a private entity is designated as SEZs. If such regulations or conditions are imposed, it would adversely impact our ability to set up new units in such designated SEZs and avail ourselves of the tax benefits.
          The Finance Act 2011 has proposed to introduce a Minimum Alternative tax (MAT) on profits of SEZ developers or any unit located in SEZs. This was earlier exempt from MAT, and the implementation of such policy could decrease our profit margin and the benefits associated with SEZs.
          Our profits would decrease if the Government of India imposes additional taxes or withdraws or reduces tax benefits or other incentives.
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
          The Finance Act, 2000 phases out the 10-year tax holiday available to companies that export software from specially designated software technology parks, or STPs, in India such that the tax holiday is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company’s undertaking. On May 10, 2008, the Finance Minister of India announced that the Government of India extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company’s undertaking. In July 2009, the Finance Act (No.2), 2009 again extended the availability of the 10-year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2011 or 10 years after the commencement of a company’s undertaking.
          The Finance Act, 2007 has included income eligible for deductions under sections 10A and 10B of the Indian Income Tax Act (sections that provide tax holiday benefits) in the computation of book profits for the levy of a MAT and the Finance Act 2011 has proposed to include income eligible u/s 10AA (SEZ units). The Finance Act, 2011 has increased the rate of MAT, effective April 1, 2011, to 20.01% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A, 10B and 10AA of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid over normal tax payable that could be carried forward can be adjusted against our tax liability over the next ten years. Although MAT paid by us can be set off against our future income tax liability, our cash flows could be adversely affected.
          In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
          In recent years, the Government of India has introduced a tax on various services provided within India including the maintenance and repair of software. In the Finance Act, 2008, the Government of India has included services provided in relation to information technology software under the ambit of a service tax, if the services are in the course of or in furtherance of the business. Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there is no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive and divert our attention and resources from operating our company.
          We are subject to U.S. taxes on income, taking into account corresponding deductions, attributable to the permanent establishment and operation of our U.S. branch. Such tax is assessed at a rate of up to 35%. In addition, we are subject to a 15% Branch Profit Tax, or BPT, in the U.S. on the “dividend equivalent amount” as the term is defined under U.S. tax laws. Based on the net profits of our U.S. branch for fiscal year 2011 and the net assets held as of March 31, 2011 and March 31, 2010, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits, and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and affecting our profits negatively.
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
          Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of June 30, 2007 in Glasgow, the attacks in November 2008 in Mumbai and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in those regions. In addition, such attacks may make business travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.
          The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
          Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, as occurred in Japan in March 2011, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of our products or services. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
          Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have been military confrontations between India and Pakistan in the Kashmir region and along the India-Pakistan border. The potential for hostilities between the two countries is high due to recent terrorist activities in India and the aggravated geopolitical situation. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could harm the Indian economy by disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investments in Indian companies involve a higher degree of risk. This, in turn, could have a material adverse effect on the market for the securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.
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
          For instance in April 2007, the Government of India announced a number of changes in its policy relating to SEZs including specifying a cap on land available for SEZs. The Government of India is also considering making changes in its SEZ policy. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.
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
          The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:
•	if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company;

•	if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.
          We cannot assure you that any necessary approval from the Reserve Bank of India and or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.
          It may be difficult for you to enforce any judgment obtained in the United States against us, our shareholders or our affiliates.
          We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.
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
          Our intellectual property rights are important to our business. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.
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
          Our ADSs have historically traded at a significant premium to the trading prices of our underlying equity shares on Indian stock exchanges, but may not continue to do so in the future.
          Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future. Over a period of time, investor preferences may also change. Therefore, the historical premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges may be reduced or eliminated.
          Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.
          The media coverage, including social media coverage such as blogs, of our business practices, employees, policies and actions has increased dramatically over the past several years. Any negative media coverage, regardless of the correctness of such reporting, may have an initial adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.
          An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.
          Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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
          Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2011. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation — Material United States Federal Tax Consequences — Passive foreign investment company.”
Item 4. Information on the Company
History and Development of the Company
          Wipro Limited was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956 (“Companies Act”) and are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. In October 2000, we raised gross aggregate proceeds of approximately US$131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.
          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology or IT services, IT products, Consumer Care and Lighting Products, Infrastructure Engineering and Eco-energy. We are headquartered in Bangalore, India and have operations in North America, Europe, Latin America and Asia. For the fiscal year ended March 31, 2011, 92% of our operating income was generated from our IT Services business segment. For the same period, the IT Products business segment represented 3% of our operating income and the Consumer Care and Lighting and the Others business segment, including reconciling items, represented 5% of our operating income.
          We incurred capital expenditure of Rs. 16,746 million, Rs. 12,631 million and Rs. 12,211 million during the fiscal years ended March 31, 2009, 2010 and 2011, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments. As of March 31, 2011, we had contractual commitments of Rs. 2,071 million (US$47 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2011.
Industry Overview
IT Services
          Companies are increasingly turning to offshore IT service providers to meet their need for high quality, cost competitive technology solutions and IT services. The scope of work includes a range of end-to-end software development, IT business solutions, research and development services, BPO, consulting and related support functions to reduce cycle time for introducing new products and services.
          According to the National Association of Software and Service Companies (NASSCOM) Strategic Review Report 2011, International Data Corporation (IDC) forecasts a compounded annual growth rate (CAGR) of over 5.30% in worldwide IT services and IT enabled services (IT-ITeS) spending and a CAGR of over 7.26% in offshore IT spending, for the period 2010-14. Gartner also predicts global IT services spending to grow at 5% in 2011 to reach US$824.4 billion. Key factors supporting these projections are the growing impact of technology led innovation, the increasing demand for global sourcing and gradually evolving socio-political attitudes.
          Over the past two decades, India has risen to become the leading destination for global sourcing of IT, BPO and R&D services. Established Indian IT services companies have a proven track record for providing business and technology solutions, offering a large, high quality and English-speaking talent pool, and a friendly regulatory environment. These factors, coupled with strong existing client relationships have facilitated India’s emergence as a global outsourcing hub. The following are key factors contributing to the growth of India-based IT services:
•	India-based global sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs and productivity gains derived from having a very competent employee base. According to the NASSCOM Strategic Review Report 2011, as per Everest India, India continues to be the leader in cost competitiveness among all global sourcing locations, despite wage inflation. Operating costs in India continue to deliver cost savings of about 60-70% as compared to other source locations.

•	India has a large, highly skilled and English-speaking talent pool. According to the NASSCOM Strategic Review Report 2011, the IT industry here employed nearly 2,540,000 software professionals as of 2010-11, making it one of the largest employers in the global IT services industry. According to the same report, the country has the largest pool of suitable off-shore talent.

•	Favorable policy decisions of the Indian Government have played an instrumental role in the development of a robust IT-Business Process Outsourcing (“BPO”) sector in the country. The Software Technology Park Scheme (STP) and the SEZ Act play a dominant role in the emergence and development of the IT-BPO industry by giving incentives in the form of tax holiday periods.

•	The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to permit private participation, with the cost of international connectivity declining rapidly and service level quality improving significantly.

•	India-based IT companies have proven their ability to deliver premium IT and BPO services that satisfy the requirements of international clients who adhere to the highest quality standards. According to NASSCOM’s Strategic Review Report 2011, over 658 India based centers, both Indian firms as well as multinational corporation (“MNC”) owned captives, have earned quality certifications, more than any other country.
          While exports remain the focus area for the Indian IT industry, the domestic IT services market is expected to be a key growth driver. Currently accounting for 38% of the overall Indian IT industry revenue, the Indian IT services market is expected to grow at around 22.7% in fiscal year 2011. The key verticals driving this market growth are Retail, Government, Healthcare, Utilities and Media.
IT Products
          According to the NASSCOM Strategic Review Report 2011, the hardware market in India is estimated to account for 40% of the domestic IT industry, growing at about 20% in 2011. The key components of the hardware industry are servers, clients (desktops and laptops), storage devices, peripherals and networking equipment. Massive demand from the consumer segment, pent-up demand from previous fiscal years and the need to add or upgrade hardware is driving growth across all segments, specifically in government, banking, financial services and insurance (“BFSI”) and telecom sectors. There is a huge focus on the SMBs in tier II/III cities, with the supply side developing several low-cost and customized products to attract smaller enterprises.
          Personal computers (including desktops and notebooks) continue to be purchased at higher rates than other products in the hardware market. As prices come down, notebooks are increasingly being adopted as the computing device of choice. As per the NASSCOM Strategic Review Report 2011, spending on notebooks is expected to surpass desktop revenues for the first time in fiscal year 2011. For the desktop segment, consumers are showing an increasing trend of moving away from locally assembled items towards branded products with relatively higher end configurations.
Consumer Care and Lighting
          Wipro’s consumer care business includes personal care products, soaps, toiletries, infant care products, trade and commercial lighting, modular switch lights and modular office furniture. We have a strong brand presence in niche segments and have significant market share in select regions in India. In addition, we have a strong presence in the personal care products market in South-East Asia and Middle-East Asia.

          AC Nielsen estimates that India is amongst the fastest growing geographies for fast moving consumer goods (“FMCG”), with a 2010 growth rate of 15% for the non-food segment. This market is estimated to grow at a CAGR of 12% — 15% for the period from 2011-2014. The household and personal care FMCG market in the other Asian countries in which we operate including Malaysia, Vietnam and Indonesia, is expected to grow at a CAGR of 8% for the period 2011-2014.
          The Indian domestic market for institutional lighting and office modular furniture is estimated at US$700 million and is expected to grow at the rate of 10% — 15% for the period 2011-2012. Key sectors contributing to the growth are expected to be modern work spaces, IT-ITeS, Retail, Healthcare and Government Infrastructure spending.
          We expect to increase our market share organically in our identified geographies. In addition we continue to look at acquiring established brands which complement our brand presence and distribution strengths.
Business Overview
          We are a leading global IT services company. We also provide outsourced research and development, infrastructure outsourcing, BPO and business consulting services. We have been acknowledged as among the leading offshore providers of technology services by Gartner Inc., Forrester Research Inc and other leading research and advisory firms. Wipro was recognized by Forrester Research Inc. as a strong performer in Security and Risk Consulting Services in a report titled “The Forrester Wave™: Information Security and Risk Consulting Services, Q3 2010” and in Managed Security Service in a report titled “The Forrester Wave™: Managed Security Services, Q3 2010”. In terms of other achievements, we won the Global MAKE (Most Admired Knowledge Enterprises) Award 2010 for the fourth time, which recognized our accomplishment in creating a knowledge driven culture, an environment conducive for knowledge sharing, and in driving organizational learning. We became the first Indian company to join Greenpeace’s CoolIT Leaderboard rankings that assess companies on their commitments towards and actions on energy and climate solutions. Our Identity and Access Management (IDAM) solution — IDAM—in-a-Rack won the Global Product Excellence award 2010 in the Identity Management Solution Category.
          We provide a comprehensive range of IT services, software solutions, IT consulting, business process outsourcing or BPO services and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world, developing and integrating solutions which enable our clients to leverage IT for achieving their business objectives. We use our quality processes and global talent pool for delivering time to development advantage, cost savings and productivity improvements.
          Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we service are undergoing rapid change due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. We believe that these trends provide us with significant growth opportunities.
Our overall business strategy
Aggressively build awareness of the Wipro brand name
          We continue to aggressively build awareness of the Wipro brand name among clients and consumers both domestically and internationally. We believe we can leverage the strength of an international brand name across all of our business sectors by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups.
Pursue selective acquisition of companies
          Acquisitions are an inherent part of our corporate strategy. In the last three fiscal years, we have made several acquisitions, including the acquisition of Citi Technology Services Limited and Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India). We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provides greater scale to grow our earnings and increase shareholder value. In pursuing acquisitions, we also focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved out of client premises to leverage our global delivery model and realize higher margins.

Sustain growth in operating income and cash flow of our traditional businesses
          Our strategy is to drive sustainable profitability growth and healthy cash flow generation in all our businesses by driving operation efficiencies and efficient capital utilization with an end objective of strong earnings per share growth.
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
Segment overview
IT Services
          Our IT Services segment provides a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design.
          Our IT Services segment accounted for 75% of our total revenues for each of the years ended March 31, 2009, 2010 and 2011. Our IT Services segment accounted for 93%, 92% and 92% of our total operating income for the years ended March 31, 2009, 2010 and 2011, respectively.
Our strategy
          We expect to continue to grow our IT Services business and the percentage of our total revenues and profits contributed by this business over the next few years. We are now creating the right kind of growth framework to help us leapfrog into the next level where we will be:
•	A trusted partner of choice to clients;

•	Employer of choice in the sphere of our operations;

•	Preferred partner of choice to our alliances; and

•	Recognized as an organization that delivers sustainable and consistent profitable growth to our investors
          In line with achieving this goal, we adopted strategies and initiatives aimed at profitable growth. We have six key elements to enable this.
1.	Differentiated approach to growth & investments: The differentiated approach is focused on taking advantage of growth hot spots across industry segments and geographies. We have renewed our focus on emerging (momentum) markets by creating dedicated teams covering France and Germany in Europe, ASEAN and Australia, New Zealand, India, the Middle East and Africa markets where we continue to lead market growth. On the industry front, we endeavor to invest heavily in growth leading segments such as Banking, Financial Services and Insurance (“BFSI”), Energy & Utilities, Healthcare and Retail and Consumer Product Goods (“Retail and CPG”). Acquisitions will continue to play a key part in strengthening our domain and technology capabilities, driving increased market penetration and broadening the depth and breadth of our service portfolio.

2.	Client Centricity: We have redesigned our organizational structure, proposition and capabilities, with the client being our central focus, to address the needs of Global 2000 enterprises. Our goal is to deepen penetration of these accounts through a consulting-led domain approach to business. Further, we are pursuing the client engagement manager model, which enables swift, impeccable execution with single point accountability with support from the rest of the organization. We derived annualized revenues in excess of US$50 million from 22 customers as of March 31, 2011, as compared to 16 customers as of March 31, 2010.

3.	Co-creating our value proposition along with clients: We believe that the fundamental business practice in this new millennium will be multiple entities working together as one value chain to create superior flexibility, productivity and financial performance. Keeping in line with macro and micro changes, we have developed a research-backed approach involving all stakeholders — employees, clients and partners to arrive at a model to meet the needs of the increasingly global 21st century enterprises. The model comprises of core/non-core client business analysis and rationalization, lean optimization and technology innovation and co-creation of solutions with our strategic alliance partners.

4.	Comprehensive and integrated capability across the services value chain backed by IP assets: Our ability to provide a comprehensive ‘process to service’ suite uniquely positions us to be a master system integrator and transformation partner to clients. The focus is to develop IP assets that solve clients’ business problems efficiently. In addition, enablers or processes and programs designed to aid people development, leadership development and skill enhancements are ongoing efforts.

5.	Innovation: For us, innovation is not just a term. It is at the core of what we do, part of our business driven organizational culture. We innovate to meet changing client needs, technology advancements and generate newer streams of revenue for the organization. Our innovation not only has the ability to drive significantly higher productivities and efficiencies in client enterprises, but also possesses the potential to fundamentally alter underlying business models for clients.

6.	Our People: We believe that our employees are the backbone of our organization; hence a large part of the management focus is towards building and developing employees. Our aim is to build the best in class global leadership and provide employees unlimited opportunities for career enhancement and growth. It is our aim to be a truly global company that not only services customers but also employs people worldwide.
Service offering
          Our IT Services business segment is a leader in providing IT services to companies across the globe. We provide our clients customized IT solutions to improve their business competitiveness. We offer these services globally through a team of over 122,000 professionals. This business segment accounted for 75% of our revenue and 92% of our operating income for the year ended March 31, 2011. Our service offerings are aligned with the spends of our customers which include applications, infrastructure, process, engineering and data with consulting as an enabler.
          Business Application Services: Business Application Services (BAS) is directed towards the spends of customers regarding applications by enabling customers to create successful and adaptive businesses through a robust business architecture, process transformation and innovation. BAS offers integrated business solutions across the application and technology landscape - transforming business processes, maximizing and extending the value of package applications, aggregating application capabilities to drive greater collaboration and commerce with customers, integrating and optimizing application architecture to align it with business priorities, enabling secure IT operations enforcement consistent with risk and compliance, mandates and driving a total quality approach for applications and technology solutions. We help drive business innovation through integrating next generation technology into the enterprise IT landscape for our customers. This includes Cloud Computing, Social Media and Digital Marketing among others.
•	Enterprise Applications: Our business process transformation solutions across the value chain are applied in the areas of: enterprise resource planning or ERP, Supply Chain Management and Customer Relationship Management across leading packages including SAP and Oracle. We help global organizations implement and run industry specific best practice processes maximizing and extending business value with reduced total cost of ownership (TCO) and enhanced productivity.

•	Business Collaboration and Customer Experience: We offer Business-to-customer (B2C), Business-to-business (B2B), Business-to-employee (B2E) collaboration and commerce solutions driving business growth and workforce effectiveness for organizations. Our customer experience solutions enable organizations to create a consistent multi-channel brand experience and drive customer engagement and loyalty.

•	Enterprise Integration: We offer a comprehensive portfolio of service-oriented integration solutions, including application-to-application integration and B2B integration, enabling seamless cross-functional business processes within the enterprise and across the extended value chain.

•	Enterprise Security Solutions: We offer end-to-end integrated Enterprise Security Solutions and are among the top global firms offering comprehensive IT security services. Our solutions enhance performance of information security and compliance programs to adapt with agility to constantly evolving and new business and IT risks.

•	Testing Services: Our services enable our clients to develop a comprehensive testing strategy with innovative solutions, approach and commercial models to ensure total quality assurance. We were recognized by IDC

Research Inc., an independent research firm, as the largest testing services provider in a July 2010 report titled “IDC Marketscape: Global Testing Services, 2010 Vendor Analysis”.

•	Emerging Technologies: We enable organizations to navigate and adopt new paradigms such as Cloud/SaaS, Sustainability, Digital Marketing and Social Computing, delivering faster business results on investments to gain a competitive edge.
          Technology Infrastructure Services: We are a pioneer in the Infrastructure Management services space, and were named a leader in “The Forrester Wave™: Global IT Infrastructure Outsourcing, Q1 2011” March 2011 report. We launched a unique IT360TM framework to help our customers maximize their IT investments and increase IT effectiveness. Our Industry specific service offerings include customized solutions for various business processes. Our service offerings include Data Center Management, Virtualization, Managed Network, Managed Security, End User Computing Cloud, and Business Advisory services.
          Business Process Outsourcing (BPO): We enable clients to improve the quality of their processes, reduce costs and realize economies of scale. We are uniquely positioned to service customer requirements by leveraging our quality and innovation, talented employees, self sustaining process framework and domain knowledge. We offer customized service offerings that translate into flexible and cost effective services of the highest quality for our customers. For example, for a leading telecom company with multiple locations and operating in multiple languages, we have taken over the back office work related to finance and accounting, order management and procurement streams. We are in the process of transforming the services by process redesign and technology intervention, thereby off-shoring and improving efficiency of the business process. This will improve the effectiveness and efficiency of our services leading to better process and optimized cost. The transformation involves technology intervention to make the service location-agnostic, thereby help right shoring roles to economical locations. In addition to this, standardization and process redesign ensure that the process is deskilled and made lean to increase efficiency and effectiveness. We use our internally developed tool BASE))) along with Six Sigma, LEAN and Quality initiatives to restructure the process and to bring in off-shoring and outsourcing benefits. This has resulted in sustained cost saving to the customer.
          Our service offerings include:
•	customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	finance and accounting services, such as accounts payable and accounts receivable processing;

•	process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management;

•	knowledge process outsourcing services which involve high-end knowledge work on intellectual property, equity and finance, analytics, market research and data management; and

•	process transformational offerings, such as automated chats and e-mails, speech analytics and IVR based voice solution.
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
          Product Engineering Services: Many gadgets which are part of our lifestyle today — cell phones, automobiles, televisions, set top boxes, microwaves, computing servers, printers, airplanes, medical devices — have Wipro components in them. Our product engineering services (PES) business enables customers to build these current and next generation solutions. Recognizing this, we were awarded the ‘2010 Outstanding Corporate Award’ for contribution to the Embedded systems and Very-Large-Scale Integration (VLSI) industry segment by Silicon India — Mentor Graphics. We were the finalist for NASSCOM’s Innovation award in the ‘Market Facing Innovation’ category for Digital TV solutions. We became the first Healthcare IT Services organization to be certified for IEEE 11073 (x73) based software reference system for five certified device classes by Continua Health Alliance.

          Our new solutions include a remote patient monitoring solution and a connected TV solution, managed printing services and a Collaborative Design, Manufacturing & Sustenance (CDMS) program. We also launched a joint initiative with Microsoft to offer Microsoft Lync Server 2010 qualification testing services for unified communication products/solutions and CSA to provide localized testing and certification services.
          Analytics: Our Analytics and Information Management service line helps customers accelerate enterprise wide performance through smart, agile and integrated analytical solutions and frameworks. By bringing together the combined expertise of Analytics, Business Intelligence, Performance Management and Information Management, we help customers derive valuable insights, make informed decisions and drive revenues by harnessing and leveraging enterprise information. Our service line provides consulting, business centric and technology specific analytical solutions and data management frameworks developed through a complete ecosystem of partners, focusing on industry specific analytics, optimization and operations analytics, Enterprise Data Warehouse, MDM, Data quality and data life cycle management.
          Consulting: Wipro Consulting Services (WCS) helps companies solve today’s business issues while thinking ahead of future challenges and opportunities. As a business unit of Wipro, one of the world’s leading providers of integrated consulting, technology and outsourcing solutions, we bring value to our clients through end-to-end business transformation — think, build and operate. Our model for the 21st century virtual corporation includes implementing lean process transformation, exploiting new technology, optimizing human capital and physical assets and structuring next generation partnering agreements that create value and win/win business outcomes for our clients. WCS has six major consulting practices, all with deep domain experience — Business Transformation, Functional Excellence (Supply Chain, Finance, HR, OCM and CRM), Process Excellence (Lean IT and Lean Business), Governance Risk and Compliance, Enterprise Architecture and Government consulting.
Global Delivery Model
          As the industry is moving rapidly into a commoditized market for pure play IT services at one end and specialized transformational capabilities at the other end, the delivery models are morphing to align with these changes. As pioneers of the Global Delivery Model or GDM, we have always looked at innovative ways of servicing customers more effectively by leveraging on the depth of experience in the Wipro ecosystem. Several of these differentiated services are now scaling up and demonstrating a strong value proposition to customers besides enabling Wipro to open marquee accounts as well as deliver business benefits to customers.
          We established a tiered competency development framework with associated training and assessment centers to enable the alignment of the delivery competencies to the changing customer needs. A fast-track program to create project management talent has been created with talent from premier engineering colleges being exclusively selected and groomed for this cadre.
          To implement our goal of providing world class delivery experience to customers, we have set up competency-led centers at strategic locations including Atlanta in the U.S., Chengdu in China, Romania and Philippines. The team is comprised of over 3,000 professionals.
          Equaterra, an independent sourcing advisory in more than 60 countries, ranked Wipro No. 1 in Client Satisfaction, Applications Management, Infrastructure Management, Price and Governance, underlining Wipro as a leader for client satisfaction in its detailed UK IT service provider performance study.
          Non linearity is a concept that we have focused on emphatically in recent years — through multiple avenues, including new engagement models, way of delivery or building platforms and automation. We have developed non linearity in two areas — revenue initiatives and delivery initiatives.
          Our focus on building a non-linear capability is yielding results and the benefits are being seen both by our customers and employees. Non linearity brings in efficiencies of deployment, tools and accelerators and productized solutions.
          We believe that the Flex Delivery model is a key investment towards seamless global delivery offering an industrialized, multi-tenanted service delivery model providing fast startup, predictable delivery time and reduced total operation costs through well defined processes, tools, interfaces and a de-centralized scalable team. The model comprises of pre-defined, standardized and scalable set of services that can be delivered on demand by the customers.
          To enable flex delivery, we have established flex centers in most of our service lines based on platform/technology competencies and in multiple locations. Several of the industry verticals have also adopted this model over the past year. We have assessed the maturity of the centers and improved them using proprietary frameworks and workflow tools.

          We have created teams within Wipro to focus on solution accelerators, and these teams have generated hundreds of accelerators for use in projects.
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

	Number of clients in
	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Per client revenue(US$)	2009	2010	2011
1-3 million	207	180	174
3-5 million	67	60	75
>5 million	153	166	180

Total > 1 million	427	406	429

          The largest client of our IT Services segment accounted for 3% of the total revenues from IT Services segment for each of the fiscal years ended March 31, 2009, 2010 and 2011. For the same periods, the five largest clients of our IT Services segment accounted for 11% of our total IT Services revenues.
Sales and Marketing
          We believe that the ‘customer’ always comes first. In an effort to re-focus on the customer, we completely reset our organizational structure to create a simplified industry domain-led business where client delivery, sales and profitability are aligned more closely with strategic business units. The elements of this shift in our sales and marketing strategy are:
•	Verticalization — our sales team is part of the strategic business units (SBUs) and will help provide sales optimization and seamless execution of services.

•	CEM model — our Client Engagement Manager (CEM) gained significance as the owner of a customer relationship, and is geared to building stronger client understanding, business alignment and consultative selling in large accounts.

•	Proactive solutioning — our sales teams anticipate client needs and proactively make recommendations to the client on ways to improve their business.

•	Cross-functional focus on must have accounts (“MHAs”) — we have re-engineered our sales approach to improve prospective client responsiveness to solicitations, particularly for MHAs. Each sales team will have a domain/solution/architecture specialist to ensure that our outreach is targeted and we can offer solutions which are attractive and tailored to the needs of a particular client.
          Emerging Markets: We have created dedicated teams with a country and region specific focus for France, Germany, Australia, New Zealand, Latin America, Canada, Asia Pacific, India, Middle East and Africa markets to increase our penetration to gain market share.
Competition
          The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture and IBM Global Services and India-based IT services companies such as Cognizant, Infosys and Tata Consultancy Services.
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
IT Products
          Our IT Products segment provides a range of IT products encompassing computing, storage, networking, security and software products. Under this segment, we sell IT products manufactured by us and third-party IT products. Our IT Products segment accounted for 13%, 14% and 12% of our total revenues for the years ended March 31, 2009, 2010 and 2011, respectively. Our IT Products segment accounted for 3% of our operating income for each of the year ended March 31, 2009, 2010 and 2011, respectively.
Our Strategy
          We plan to grow in the IT Products market by focusing on:
•	Positioning
▪	Build enhanced solution capabilities to position ourselves as a Valued Added System Integrator, and

▪	Offer innovative and best in class IT Products and Solutions catering to client needs
•	Product Differentiation
▪	Product Engineering to deliver value differentiation on Wipro products

▪	Focus on building brand “Ego” and evolve as lifestyle brands within our manufactured products business

▪	Strengthen server portfolio though a combination of in-house and traded products
•	Geo expansion — enhanced focus for addressing new markets including markets in Middle-East and Africa
•	Customer Engagement
▪	Vertical Focus — Strengthen presence in key verticals such as Government, Telecom and Banking

▪	Mid-Market Drive — Tier II/III city penetration. Establish 10 city leadership positions through increased coverage and marketing activities

▪	Deliver customized solutions
•	Alliances — realign existing and form new alliances, leverage alliance partnerships for joint go to market with Wipro. Partner with emerging technology providers to improve market address and develop new streams of revenue
•	Operational Excellence — Sustain Green Leadership in Wipro manufactured products. Continue to drive delivery and operational excellence through industry standard processes and global best practices for better customer satisfaction (CSAT) and cost optimization.
Products
          Our range of IT Products is comprised of the following:
          Wipro Manufactured Products. Our manufactured range of products comprises desktops, notebooks, Net Power servers and super computers. We offer form, factors and functionalities that cater to the entire spectrum of users — from individuals to high-end corporate entities. We continue to launch new products based on market needs.
          Enterprise Platforms. Our offerings under this category comprise of design and deployment services for enterprise class servers, databases and Server computing resource management software.
          Networking Solutions. Our offerings under this category comprise of consulting, design, deployment and audit of enterprise wide area network (WAN), wireless LAN and unified communication systems.

          Software Products. Our products under this category comprise enterprise application, data warehousing and business intelligence software from world’s leading software product companies.
          Data Storage. Our products under this category comprise network storage, secondary and near line storage, backup and storage fabrics.
          Contact Center Infrastructure. Our offerings include Switch Integration, Voice Response Solutions, Computer Telephony Interface (CTI), Customized Agent Desktop Application, Predictive Dialer, Customer Relationship Management, Multiple Host Integration and Voice Logger interface.
          Enterprise Security. Security products include intrusion detection systems, firewalls and physical security infrastructure covering surveillance and monitoring systems.
          Emerging Technologies. We also offer new technologies in the market including virtualization, IP video solutions and private cloud implementations.
Our Clients
          The clients for our IT Products segment range from single users to large enterprises. We provide our offerings to enterprises under all major industries including government, defense, IT and ITeS, telecommunications, manufacturing, utilities, education and BFSI sectors. We have a diverse range of clients, none of whom account for more than 10% of our IT Products business segment revenues.
Sales and Marketing
          We sell and market our manufactured products through our direct sales force, national distributor network and resellers. The direct and indirect teams are distributed geographically. We resell the enterprise products through our direct sales force.
          Our direct sales teams are organized in three ways:
•	by customer segment — Uber, Enterprise and mid market;

•	by geography — regions in which our client is located; and

•	by verticals — our account management team is spread across target industry segments including government, defense, telecommunications, energy and utilities, engineering and construction and BFSI sectors.
          We use an integrated team sales approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability. Global Products receives support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.
Competition
          The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, CMC and Redington. The international competitors are IBM, Ingram, Dell, HP, Lenovo, Acer, Sony and Toshiba.
          Some of the major challenges we encounter on account of competitive trends include:
▪	Margin pressure due to competitive pricing; and

▪	Winning mindshare and market share in the crowded market place require differentiated strategies — pricing, branding, delivery and differentiated products.
          Nonetheless, we are favorably positioned due to our quality leadership, expertise in target markets and our ability to create client loyalty by delivering value to the customer.
Consumer Care and Lighting
          Our Consumer Care and Lighting business segment focuses on niche profitable market segments in personal care in specific geographies in Asia, Middle East and Africa, as well as office solutions in India. We successfully leverage our brands and distribution strengths to sustain a profitable presence in the personal care sector, including personal wash, fragrances, hair and skin care, male toiletries and household lighting products. Our office solutions include lighting products, modular switches, modular furniture and security solutions. Our Santoor brand is the third largest in India in the soap category, and Safi brand is the largest Halal toiletries brand of Malaysia. Our Yardley brand gives us a stronger presence in the Middle East and into the luxury segment of personal care. We are amongst the top 15 players in personal care in India, and fourth largest player in personal care in each of Malaysia and Vietnam.
          Our Consumer Care and Lighting segment accounted for 8%, 8% and 9% of our total revenue for the years ended March 31, 2009, 2010 and 2011, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the years ended March 31, 2009, 2010 and 2011.
Products
          Personal care products. Our range of personal care products includes deodorants and fragrances, hair care, bath and shower, skin care and other personal care products. We have focused on consolidating our brand portfolio and now have about 34 brands including brands like Yardley, Enchanteur, Safi, Eversoft and Romano. We expect to further consolidate the portfolio.
          Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include Santoor, Chandrika, Wipro Active, Wipro Baby Soft, a line of infant and child care products that includes soap, talcum powder, oil, diapers and feeding bottles and wellness products.
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
Sales and Marketing
          We market and sell our personal care products through a host of distribution channels which include modern retail outlets, hypermarts, supermarts, traditional retailers, van operators and wholesalers. We sell and market our consumer care products primarily through our distribution network in India, which has access to 5,121 distributors and 1.6 million retail outlets throughout the country. We sell a significant portion of our lighting products to major industrial and commercial customers through our direct sales force, from 29 sales offices located throughout India.
          In our other geographies, led by Malaysia, Vietnam, Indonesia and China, we have direct access to over 200,000 retail outlets, with a significant presence in the fast growing modern trade.
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
Competition
          In the personal care products market, we face competition primarily from multinational companies like Unilever, Proctor and Gamble, Johnson & Johnson, L’Oreal, ITC (FMCG) and Godrej among others. In the office solutions and lighting products market we face competition primarily from multinational companies like Philips, General Electric, Bajaj, Crompton, Godrej and BP Ergo among others. Certain competitors have recently focused on sales strategies designed to increase sales volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.
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
          Our furniture products are manufactured from wood in the form of particle or medium density fiber boards, steel, aluminum, fabric, plastics and glass. We purchase these items from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts.
          We have 13 manufacturing locations, with eight factories in India, two in Malaysia and one each in Vietnam, Indonesia and China, and deal with over 60 third party manufacturers to source our extensive product range.
Others
          Our Others segment includes our infrastructure engineering business. We are the world’s largest third-party manufacturer of hydraulic cylinders. The Others segment is centered on our mobile construction equipment business and our material handling business. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. We have a global footprint in terms of manufacturing facilities in Europe and India and sell to customers across the globe. Our main competitors include, UT Limited (India), Dongyong, Pacoma, Sundaram Hydraulics and Dantal and overseas suppliers such as the Kayaba, Precision Hydraulics Company and Hyva (in tipping business).
          In the current financial year, we are seeing resurgent growth specifically in the Asia segment of our business. We believe that the fundamentals of the infrastructure engineering business remain strong. Our strategy is to increase our global market share through:
•	strengthening relationship with global original equipment manufacturers (OEMs) who are likely to seek stable suppliers like Wipro in the current economic environment; and

•	diversification into newer segments organically and/or inorganically
          We are also in the water solutions business, which addresses the entire spectrum of treatment solutions, systems and plants for water and waste water for industries.
          We are also in the cleantech business — Wipro Eco Energy, which provides intelligent, sustainable alternatives for energy generation, distribution and consumption. We transform analytical insights obtained from energy data into sustainable solutions. We help customers reduce their energy footprint, recover higher energy efficiencies from energy deployment and replace conventional with renewable energy sources.
          Our Others segment, including reconciling items accounted for 4%, 3% and 4% of our total revenues for the years ended March 31, 2009, 2010 and 2011, respectively. Our Others segment, including reconciling items accounted for (2)%, (1)% and (1)% of our operating income for the years ended March 31, 2009, 2010 and 2011, respectively.
Raw Materials and Manufacturing
          The primary raw material for our hydraulic cylinder products are steel tubes, rods, casting and cylinder bottom. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of most raw materials vary due to various economic factors.
          We have eight manufacturing facilities across Asia and Europe with three facilities in India, four in Sweden and one in Finland. We also have a sales office in China and are in process of setting up a manufacturing facility in China.
Investment in Affiliates
          In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture, and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in the South Asian markets after-sales services for all GE Medical Systems products sold to them. Products offered in this market consist of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.

Our Competitive Strengths
          We believe that the following are our principal competitive strengths:
          Comprehensive range of IT services
          We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance, and take end-to-end responsibility for project execution and delivery. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.
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
          We are heavily focused in investing in technologies that enable the 21st century enterprise. The technology areas include cloud, collaboration technologies, green technologies, mobility, social computing, information management and security solutions. In addition, we continue to innovate our delivery model towards building differentiation capability in our offerings. The innovation focus in delivery is centered around 4 areas i.e. non-linearity, productized solutions, development accelerators and systems integration.
          Non linearity: Non-linearity in service delivery is achieved through creating intellectual property, differentiated services and platforms, automation through accelerators and flex delivery for driving standardized outcomes.
          Productized Solutions: These include business solutions (Transformation, Process) like Telco in a box, Retail ecommerce, Remote diagnostics, Carbon management as well as Technology solutions that comprise (Platform, Product Engg): wSaaS, base, Digital TV solutions, Bluetooth IP.
          Systems Integration: These include domain solutions implementation (Core banking — BFSI, OSS/BSS-Telecom, HIS-Healthcare, PoS-Retail, MES — Manufacturing, Smart metering — E&U), Major ERP upgrades, Infrastructure systems integration, Enterprise management system and Private application cloud.
          Development Accelerators: These include process accelerators and frameworks for automating and hence speeding up delivery.
          Broad range of research and development services
          Due to our strengths in research and development services, we are well positioned to benefit from the recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to

NASSCOM’s Strategic Review Report 2011, Indian Research and Development and Engineering services comprising embedded systems/solution as well as other product engineering development services is estimated to reach US$9 billion in revenues in fiscal 2011. The recurring nature of revenues from research and development services helps in mitigating the cyclical nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles.
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
          Established track record with premier international customer base
          As of March 31, 2011, our IT Services segment had 904 active clients. We have approximately 180 customers from whom we derived annualized revenues in excess of US$5 million for the fiscal year ended March 31, 2011. We believe that having an established base of high quality, high technology clients provides us with the following competitive advantages:
•	the type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

•	our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.
          Ability to access, attract and retain skilled IT professionals
          We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. As of March 31, 2011, in our IT Services business we had over 122,000 professionals. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan and a productivity bonus plan since October 1999.
          Robust systems and processes to support growth in business
          We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behavior, openness and transparency. We calibrate our recruitment strategies based on the demand outlook. This has resulted in industry leading resource utilization levels. Our employee base in our IT Services segment grew from approximately 9,900 employees as of March 31, 2001 to approximately 112,000 employees as of March 31, 2011. During the same period, our revenues from our IT Services segment have grown from Rs. 17,816 million to Rs. 234,850 million.

          Broad distribution network and strong sales force in India
          We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 92 active channel partners throughout India, and focuses on medium and small enterprises. For our Consumer Care and Lighting products segment, we have access to more than 1.6 million retail outlets in India. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.
          Strong brand recognition in the Indian market
          We believe that our brands are among the most well recognized brands in the Indian market. We have been operating in the Indian market for over 65 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.
Markets and Sales Revenue
          Our revenues for the last three fiscal years by geographic areas are as follows:

	(In millions)
	Year ended March 31,
	2009		2010		2011
India	Rs.	54,945	Rs.	62,179	Rs.	67,904
United States		115,022		119,870		129,217
Europe		57,109		56,780		68,159
Rest of the world		28,262		32,745		45,707

	Rs.	255,338	Rs.	271,574	Rs.	310,987

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
          As of March 31, 2011, we hold more than 1,100 registered trademarks including registered community trademarks in India, Japan, U.S., Malaysia and the British Virgin Islands. We also have 67 registered patents, 18 registered copyrights and 11 registered designs. We have approximately 79 patent applications, 12 design applications and 5 copyright applications pending for registration in various jurisdictions across the world.
          We have more than 115 registrations completed with respect to WIPRO and the Flower logo trademarks in over 80 territories across the world (including Madrid Protocol countries) and more than 200 trademark applications pending registration. These overseas registrations also include our applications in the EU (via the Community Trade Mark). We have more than 200 trademark applications pending in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka, etc. We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.
Effect of Government Regulation on our Business
          Regulation of our business by the Indian Government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws and tax holiday for operations in notified economic zones. The tax holiday for all of our STP/EOU units expired in fiscal year 2011. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian Governments since 1991, including the current Indian Government. Further, there are restrictive parts of the Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant Government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.
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
Organizational Structure
          Our subsidiaries as of March 31, 2011 are provided in the table below.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation

Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
cMango Pte Limited			Singapore
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India
Wipro Travel Services Limited			India
Wipro Consumer Care Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation

	Wipro Poland Sp Zoo		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
	Wipro Information Technology Netherlands BV (formerly RetailBox BV)		Netherland
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
	Wipro Technologies Oy		Finland
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Wipro Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain
	Wipro Yardley FZE		Dubai
Wipro Australia Pty Limited			Australia
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD (Formerly Planet PSG SDN BHD)		Malaysia
Wipro Chengdu Limited			China
Wipro Chandrika Limited*			India
WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.
Wipro Technology Services Limited			India
Wipro Airport IT Services Limited*			India
Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.			China

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
As of March 31, 2011, the Company also held 49% of the equity securities of Wipro GE Medical Systems Private Limited that is accounted for as an equity method investment.
(A)	Step Subsidiary details of Wipro Unza Holdings Limited, Wipro Holding Austria GmbH and Wipro Portugal S.A, are as follows:

Country of
Step Subsidiaries	Step Subsidiaries	Incorporation

Wipro Unza Singapore Pte Limited		Singapore
Wipro Unza Indochina Pte Limited		Singapore
	Wipro Unza Vietnam Co., Limited	Vietnam
Wipro Unza Cathay Limited		Hong Kong
Wipro Unza (China) Limited		Hong Kong
	Wipro Unza (Guangdong) Consumer Products Limited.	China

Country of
Step Subsidiaries	Step Subsidiaries		Incorporation

PT Unza Vitalis			Indonesia
Wipro Unza (Thailand) Limited			Thailand
Unza Overseas Limited			British virgin islands
Unzafrica Limited			Nigeria
Wipro Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza (Malaysia) Sdn Bhd		Malaysia
		UAA (M) Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
Wipro Holding Austria GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France
Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany
          (a) All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.
     The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation

Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA
Property, Plant and Equipment
          Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have approximately 1.3 million square feet of land adjoining our corporate offices for future expansion plans.
          In addition, we have approximately 40 million square feet of land, approximately 9.6 million square feet of owned software development facilities in India and approximately 1 million square feet of leased software development premises in India. We have approximately 1,100,000 square feet of leased software development facilities in 11 countries outside India. We have approximately 313,000 square feet of leased data center facilities at various locations in the U.S.
          We incurred capital expenditures of Rs. 16,746 million, Rs. 12,631 million and Rs. 12,211 million during the fiscal years ended March 31, 2009, 2010 and 2011, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments. As of March 31, 2011, we had contractual commitments of Rs. 2,071 million (US$47 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2011.

          We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom and China. In addition, we have 11 sales and marketing offices in the United States.
          We operate 16 manufacturing sites, aggregating approximately 1.4 million square feet and approximately 4.2 million square feet of land. We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Mumbai, Chennai and Pondicherry, India. We have leased on a long-term basis four facilities located in Waluj, Haridwar, Kotdwar and Baddi, India. We own approximately 946,090 square feet of production and warehousing facilities in Indonesia, Vietnam, China and Malaysia. We also own approximately 344,000 square feet of production facilities in Sweden.
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
Material Plans to Construct, Expand and Improve Facilities
          As of March 31, 2011, we have capital commitments of Rs. 2,071 million (US$47 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and investments as of March 31, 2011.
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
Item 4A. Unresolved Staff Comments
          None.
Item 5. Operating and Financial Review and Prospects
(in million, except share data and where otherwise stated)
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
Overview
          We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide BPO services.
          Our IT Products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and Middle East region.
          We also have a notable presence in the markets for consumer products and lighting and infrastructure engineering.
Results of Operation
          Our revenue and profit for the years ended March 31, 2009, 2010 and 2011 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,			Year on Year change
	2009	2010	2011	2010-09		2011-10
	(in millions except earnings per share data)
Revenue(1)	Rs. 255,338	Rs. 271,574	Rs. 310,987	6.36%		14.51%
Cost of revenue	(180,215)	(186,299)	(212,808)	3.38%		14.23%
Gross profit	75,123	85,275	98,179	13.51%		15.13%
Selling and marketing expenses	(17,313)	(18,608)	(22,172)	7.48%		19.15%
General and administrative expenses	(14,510)	(14,823)	(18,339)	2.16%		23.72%
Operating income	43,300	51,844	57,668	19.73%		11.23%
Profit attributable to equity holders	38,761	45,931	52,977	18.50	%(2)	15.34	%(2)

As a Percentage of Revenue:
Selling and marketing expenses	6.78%	6.85%	7.13%	(7) bps		(28) bps
General and administrative expenses	5.68%	5.46%	5.90%	22 bps		(44) bps
Gross margins	29.42%	31.40%	31.57%	198 bps		17 bps
Operating Margin	16.96%	19.09%	18.54%	213 bps		(55) bps

Earnings per share
Basic	15.99	18.91	21.74	—		—
Diluted	15.90	18.75	21.61	—		—

(1)	In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, in Rs. 256,891, Rs. 271,957 and Rs. 310,542 for the years ended March 31, 2009, 2010 and 2011, respectively.

(2)	Our adjusted non-GAAP profit for the year ended March 31, 2009, 2010, 2011 is Rs. 38,922, Rs. 45,862 and Rs. 52,601 an increase of 17.83% and 14.69% over the year ended March 31, 2009 and 2010, respectively. See discussion below.
          Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2009, 2010 and 2011, respectively:

	Year ended March 31,
	2009	2010	2011
	(In Percentage)
Revenue:
IT Services and Products
IT Services	75	75	75
IT Products	13	14	12
Total	88	89	87
Consumer Care and Lighting	8	8	9
Others, including reconciling items	4	3	4
	100	100	100

Operating Income:
IT Services and Products
IT Services	93	92	92
IT Products	3	3	3
Total	96	95	95
Consumer Care and Lighting	6	6	6
Others, including reconciling items	(2)	(1)	(1)
	100	100	100
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
          A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with profit as calculated and presented in accordance with IFRS, is as follows:

	Year ended March 31,
	2009	2010	2011

Profit attributable to equity holders for the year as per IFRS	Rs. 38,761	Rs. 45,931	Rs. 52,977
Adjustments:
Accelerated amortization of stock options that vest in a graded manner	161	(69)	(376)

Adjusted non-GAAP profit	Rs. 38,922	Rs. 45,862	Rs. 52,601

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
Results of operations for the years ended March 31, 2011 and 2010
•	Our total revenues increased by 14.51%. This was driven primarily by a 16%, 21% and 44% increase in revenue from our IT Services, Consumer Care and Lighting and Others segment, including reconciling items, business segments, respectively. This increased revenue was partially offset by a decline in revenue from our IT Products business segment.

•	Our gross profit as percentage of our total revenue increased marginally by 17 basis points (bps). This was primarily on account of an increase in gross profit as a percentage of revenue from our IT Products segment by 41 bps, an increase in gross profit as a percentage of revenue from our Others segment, including reconciling items by 379 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our IT Services and Consumer Care and Lighting segment.

•	Our selling and marketing expenses as a percentage of revenue increased from 6.85% for the year ended March 31, 2010 to 7.13% for the year ended March 31, 2011. In absolute terms selling and marketing expenses increased by 19.15%, primarily due to an increase in the IT Services and Consumer Care and Lighting segment.

•	Our general and administrative expenses as a percentage of revenue increased from 5.46% for the year ended March 31, 2010 to 5.90% for the year ended March 31, 2011. In absolute terms general and administrative expenses increased by 23.72%, primarily due to increased expenses in the IT Services segment and IT Products segment. This increase was partially offset by a decline in the Consumer Care and Lighting segment.

•	As a result of the foregoing factors, our operating income increased by 11.23%, from Rs. 51,844 for the year ended March 31, 2010 to Rs. 57,668 for the year ended March 31, 2011.

•	Our finance expenses increased from Rs. 1,324 for the year ended March 31, 2010 to Rs. 1,933 for the year ended March 31, 2011. This increase is primarily due to increase of Rs. 1,065 in exchange loss on foreign currency borrowings and related derivative instruments. This is partially offset by a lower interest expense by Rs. 456 during the year ended March 31, 2011, due to lower loans and borrowings.

•	Our finance and other income, increased from Rs. 4,360 for the year ended March 31, 2010 to Rs. 6,652 for the year ended March 31, 2011. Our interest and dividend income increased by Rs 2,408 during the year ended March 31, 2011 as compared to the year ended March 31, 2010. This was partially offset by decrease of Rs. 116 in the gain from sale of investments during the same period.

•	Our income taxes increased by Rs. 420, from Rs. 9,294 for the year ended March 31, 2010 to Rs. 9,714 for the year ended March 31, 2011. Adjusted for tax write-backs our effective tax rate declined from 17.8% for the year ended March 31, 2010 to 16.5% for the year ended March 31, 2011. This decline is primarily due to higher profit based deductions during the year ended March 31, 2011.

•	Our equity in earnings of affiliates for the years ended March 31, 2010 and 2011 was Rs. 530 and Rs. 648, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

•	As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 7,046, or 15.34%, from Rs. 45,931 for the year ended March 31, 2010 to Rs. 52,977 for the year ended March 31, 2011.
Results of operations for the years ended March 31, 2010 and 2009
•	Our total revenues increased by 6.36%. This was driven primarily by a 17%, 11% and 6% increase in revenue from our Consumer Care and Lighting, IT Products and IT Services business segments respectively. This increased revenue was partially offset by a decline in revenue from our Others segment, including reconciling items.

•	Our gross profit as a percentage of our total revenue increased by 198 bps. This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 374 bps, an increase in gross profit as a percentage of revenue from our IT Services segment by 179 bps and an increase in gross profit as a percentage of revenue from our IT Products segment by 72 bps. This increase was partially offset by a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items.

•	Our selling and marketing expenses as a percentage of revenue increased marginally from 6.78% for the year ended March 31, 2009 to 6.85% for the year ended March 31, 2010. In absolute terms selling and marketing expenses increased by 7.48%, primarily due to an increase in the Consumer Care and Lighting segment. This increase was partially offset by a decline in the IT Products segment, IT Services segment and Others segment, including reconciling items.

•	Our general and administrative expenses as a percentage of revenue decreased from 5.68% for the year ended March 31, 2009 to 5.46% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by 2.16%, primarily due to increased expenses in the IT Services segment, IT Products segment and Consumer Care and Lighting segment. This increase was partially offset by a decline in the Others segment, including reconciling items.

•	As a result of the foregoing factors, our operating income increased by 19.73%, from Rs. 43,300 for the year ended March 31, 2009 to Rs. 51,844 for the year ended March 31, 2010.

•	Our finance expenses declined from Rs. 3,824 for the year ended March 31, 2009 to Rs. 1,324 for the year ended March 31, 2010. This is primarily due to lower interest rates on our loans and borrowings during the year ended March 31, 2010 as compared to year ended March 31, 2009.

•	Our finance and other income declined from Rs. 5,057 for the year ended March 31, 2009 to Rs. 4,360 for the year ended March 31, 2010. Our dividend income declined by Rs. 823 during the year ended March 31, 2010 as compared to year ended March 31, 2009. This was partially offset by an increase of Rs 646 in the interest income during the same period.

•	Our income taxes increased by Rs. 3,259, from Rs. 6,035 for the year ended March 31, 2009 to Rs. 9,294 for the year ended March 31, 2010. Adjusted for tax write-backs our effective tax rate increased from 14.4% for the year ended March 31, 2009 to 17.8% for the year ended March 31, 2010. The increase is primarily attributable to an increase in the proportion of income subject to income taxes.

•	Our equity in earnings of affiliates for the years ended March 31, 2009 and 2010 was Rs. 362 and Rs. 530, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

•	As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 7,170, or 18.50%, from Rs. 38,761 for the year ended March 31, 2009 to Rs. 45,931 for the year ended March 31, 2010.
Segment Analysis
IT Services
          We provide IT services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide BPO services. Our services offerings within the BPO area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes.
          Our IT Services segment accounted for 75% of our total revenue for each of the years ended March 31, 2009, 2010 and 2011, respectively. Our IT Services segment accounted for 93%, 92% and 92% of our total operating income for the years ended March 31, 2009, 2010 and 2011, respectively.

				Year on Year
	Year ended March 31,			change
	2009	2010	2011	2010-09	2011-10
Revenue	Rs. 191,613	Rs. 202,490	Rs. 234,850	5.68%	15.98%
Gross profit	63,140	70,346	81,404	11.41%	15.72%
Selling and marketing expenses	(10,581)	(10,213)	(12,642)	(3.48)%	23.78%
General and administrative expenses	(12,271)	(12,446)	(15,355)	1.43%	23.37%
Operating income	40,288	47,687	53,407	18.37%	11.99%

As a Percentage of Revenue:
Selling and marketing expenses	5.52%	5.04%	5.38%	48 bps	(34) bps
General and administrative expenses	6.40%	6.15%	6.54%	25 bps	(39) bps

				Year on Year
	Year ended March 31,			change
	2009	2010	2011	2010-09	2011-10
Gross margin	32.95%	34.74%	34.66%	179 bps	(8) bps
Operating margin	21.03%	23.55%	22.74%	252 bps	(81) bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 193,009, Rs. 202,990 and Rs. 234,286 for the years ended March 31, 2009, 2010 and 2011, respectively.
Results of operations for the years ended March 31, 2011 and 2010
•	Our revenue from IT Services increased by 15.98%. In US terms our revenue increased by 18.93% from US$4,390 million to US$5,221 million. This increase is primarily on account of increase in volume by 16.8% and increase in onsite-offshore mix by 2.2%. This was partially offset by a decline in onsite price realization by 2.7% during the same period. Our average US/INR realization decreased from Rs. 46.12 for the year ended March 31, 2010 to Rs. 44.98 for the year ended March 31, 2011.

The increase of 18.93% was primarily due to a 24% increase in revenue from energy and utilities services, a 23% increase in revenue from financial services, a 22% increase in revenue from retail and transportation services, a 21% increase in revenue from telecom services, a 17% increase in revenue from manufacturing services and a 15% increase in revenue from healthcare services. In our IT Services segment, we added 155 new clients during the year ended March 31, 2011.

•	Our gross profit as a percentage of our revenue from our IT Services segment declined marginally by 8 bps. The decline in gross margin as percentage of revenue is primarily on account of an increase in personnel compensation cost and lower utilization rates during the year ended March 31, 2011 as compared to year ended March 31, 2010.

•	The increase in personnel cost by 1.6% is due to increased compensation as part of our annual compensation review and also due to increase compensation arising out of organization wide band change and annual progression cycle. Our average utilization of billable employees declined from 71.5% for the year ended March 31, 2010 to 69.9% for the year ended March 31, 2011.

•	Further our onsite price realization has reduced by 2.7% during the year ended March 31, 2011 as compared to year ended March 31, 2010. This is partially offset by a 0.7% increase in our offshore price realization during the year ended March 31, 2011 as compared to year ended March 31, 2010.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 5.04% for the year ended March 31, 2010 to 5.38% for the year ended March 31, 2011. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle.

•	General and administrative expenses as a percentage of revenue from our IT Services segment increased from 6.15% for the year ended March 31, 2010 to 6.54% for the year ended March 31, 2011. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•	As a result of the above, operating income of our IT Services segment increased by 11.99%.
Results of operations for the years ended March 31, 2010 and 2009
•	Our revenue from IT Services increased by 5.68%. In U.S. terms our revenue increased by 1.55% from US$4,323 million to US$4,390 million. Our average US/INR realization increased from Rs. 44.32 for the year ended March 31, 2009 to Rs. 46.12 for the year ended March 31, 2010.

This increase of 1.55% was primarily due to a 14% increase in revenue from healthcare services, a 13% increase in revenue from energy and utilities services, an 11% increase in revenue from CMSP services, an 8% increase in revenue from retail and transportation services and a 2% increase in revenue from financial services. These increases were partially offset by a 19% decline in revenue from technology services and a 13% decline from telecom services. In our IT Services segment, we added 121 new clients during the year ended March 31, 2010.

•	Our gross profit as a percentage of our revenue from our IT Services segment increased by 179 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in average

US/INR realization and improvement in utilization rates during the year ended March 31, 2010 as compared to year ended March 31, 2009.

•	Our average utilization of billable employees improved from 69.1% for the year ended March 31, 2009 to 71.5% for the year ended March 31, 2010. Further, the onsite price realization improved approximately 3.68% during the year ended March 31, 2010. These increases were partially offset by a decline in off-shore price realization by approximately 1.42% and an increase in personnel cost due to increased compensation as part of our annual compensation review.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment declined from 5.52% for the year ended March 31, 2009 to 5.04% for the year ended March 31, 2010. This decline is primarily attributable to cost rationalization measures adopted by the company; for example we used video conferencing and virtual meeting tools to reduce our travel spends.

•	General and administrative expenses as a percentage of revenue from our IT Services segment declined from 6.40% for the year ended March 31, 2009 to 6.15% for the year ended March 31, 2010. This decline is primarily attributable to higher provision for doubtful debts during the year ended March 31, 2009 as compared to March 31, 2010.

•	As a result of the above, operating income of our IT Services segment increased by 18.37%.
IT Products
          We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 13%, 14% and 12% of our total revenue for the years ended March 31, 2009, 2010 and 2011, respectively. Our IT Products segment accounted for 3% of our operating income for each of the years ended March 31, 2009, 2010 and 2011, respectively.

				Year on Year
	Year ended March 31,			change
	2009	2010	2011	2010-09	2011-10
Revenue	Rs. 34,277	Rs. 38,205	Rs. 36,910	11.46%	(3.39)%
Gross profit	3,391	4,054	4,067	19.55%	0.32%
Selling and marketing expenses	(1,361)	(1,275)	(1,284)	(6.32)%	0.71%
General and administrative expenses	(667)	(1,015)	(1,174)	52.17%	15.67%
Operating income	1,363	1,764	1,609	29.42%	(8.79)%

As a Percentage of Revenue:
Selling and marketing expenses	3.97%	3.34%	3.48%	63 bps	(14) bps
General and administrative expenses	1.95%	2.66%	3.18%	(71) bps	(52) bps
Gross margin	9.89%	10.61%	11.02%	72 bps	41 bps
Operating margin	3.98%	4.62%	4.36%	64 bps	(26) bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 34,417, Rs. 38,361 and Rs. 37,036 for the years ended March 31, 2009, 2010 and 2011, respectively.
Results of operations for the years ended March 31, 2011 and 2010
•	Our revenue from the IT Products segment decreased by 3.39% primarily due to initial hardware requirement in certain large transformational projects during the year ended March 31, 2010, which were in sustenance phase during the year ended March 31, 2011.

•	Our gross profit as a percentage of our revenue of our IT Products segment increased by 41 bps. This increase is primarily due to an increase in the proportion of revenues from high yield products.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 3.34% for the year ended March 31, 2010 to 3.48% for the year ended March 31, 2011. In absolute terms selling and marketing expenses increased by Rs. 9.

•	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 2.66% for the year ended March 31, 2010 to 3.18% for the year ended March 31, 2011. In absolute terms general and administrative expenses increased by Rs. 159. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•	As a result of the above, operating income of our IT Products segment decreased by 8.79%.
Results of operations for the years ended March 31, 2010 and 2009
•	Our revenue from the IT Products segment increased by 11.46% primarily due to higher demand for IT Products in India and Middle East markets, for both traded and manufactured products.

•	Our gross profit as a percentage of our revenue of our IT products segment increased by 72 bps. Our gross margin as a percentage of revenue increased both in traded and manufactured product. This increase is primarily due to an increase in the proportion of revenues from outsourcing and system integration contracts, which are higher value added offerings.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment declined marginally from 3.97% for the year ended March 31, 2009 to 3.34% for the year ended March 31, 2010. In absolute terms selling and marketing expenses declined by Rs. 86.

•	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 1.95% for the year ended March 31, 2009 to 2.66% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by Rs. 348.

•	As a result of the above, operating income of our IT products segment increased by 29.42%.
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group and Yardley, we are increasing our presence in personal care products sector in south-east Asia and the Middle-East. Our Consumer Care and Lighting segment accounted for 8%, 8% and 9% of our revenue for the years ended March 31, 2009, 2010 and 2011, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the years ended March 31, 2009, 2010 and 2011.

	Year ended March 31,			Year on Year change
	2009	2010	2011	2010-09	2011-10
Revenue	Rs. 19,249	Rs. 22,584	Rs. 27,258	17.33%	20.70%
Gross profit	8,467	10,779	12,116	27.31%	12.40%
Selling and marketing expenses	(4,750)	(6,470)	(7,514)	36.21%	16.14%
General and administrative expenses	(1,125)	(1,207)	(1,152)	7.29%	(4.56)%
Operating income	2,592	3,102	3,450	19.68%	11.22%

As a Percentage of Revenue:
Selling and marketing expenses	24.68%	28.65%	27.57%	(397) bps	108 bps
General and administrative expenses	5.84%	5.34%	4.23%	50 bps	111 bps
Gross margin	43.99%	47.73%	44.45%	374 bps	(328) bps
Operating margin	13.47%	13.74%	12.66%	27 bps	(108) bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 19,303, Rs. 22,591 and Rs. 27,248 for the years ended March 31, 2009, 2010 and 2011, respectively.
          We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. With the acquisition of Unza and Yardley, our strategy is to sustain and expand our market share in southeast Asia and the Middle East and to introduce premium personal care products of Unza and Yardley in the Indian markets.

Results of operations for the years ended March 31, 2011 and 2010
•	Our Consumer Care and Lighting revenue increased by 20.70%. This increase is attributable to an increase of approximately 20.87% in revenue from consumer products excluding Yardley sold in Indian markets and an increase of approximately 9.63% in revenue from personal care products sold in southeast Asian markets. Further, integration of our acquisition of Yardley has contributed an additional 5% of our total revenue from the Consumer Care and Lighting segment.

The growth in revenues in Indian markets is primarily due to an increase in revenue from toilet soap products, domestic lighting and institutional business.

•	Our gross profit as a percentage of our revenues from the Consumer Care and Lighting segment decreased by 328 bps. The increase in major input costs has contributed an approximately 3% reduction in gross margin. This was partially offset by Rs. 588 increase in gross profit due to integration of our acquisition of Yardley.

•	Selling and marketing expense as a percentage of revenue from our Consumer Care and Lighting segment declined from 28.65% for the year ended March 31, 2010 to 27.57% for the year ended March 31, 2011. In absolute terms selling and marketing expenses increased by Rs. 1,044. This increase is primarily due to higher brand promotion and advertisement spends in select geographies to further establish and expand our market base for our new personal care brands.

•	General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment declined from 5.34% for the year ended March 31, 2010 to 4.23% for the year ended March 31, 2011. In absolute terms general and administrative expenses decreased by Rs. 55. This is primarily due to higher provision for doubtful debt during the year ended March 31, 2010 as compared to year ended March 31, 2011.

•	As a result of the above, operating income from our Consumer Care and Lighting increased by 11.22%.
Results of operations for the years ended March 31, 2010 and 2009
•	Our Consumer Care and Lighting revenue increased by 17.33%. This increase is attributable to an increase of approximately 16.16% in revenue from consumer products sold in Indian markets and an increase of approximately 14.34% in revenue from personal care products sold in southeast Asian markets. Further, our acquisition of Yardley contributed an additional 1.7% of our total revenue from the Consumer Care and Lighting segment.

The growth in revenues in Indian markets is primarily due to an increase in revenue from toilet soap products partially offset by a decline in revenues from lighting and furniture products.

•	Our gross profit as a percentage of our revenues from the Consumer Care and Lighting segment increased by 374 bps. The expansion in gross margins is primarily due to a decrease in major input costs and a change in the mix of products sold in favor of products which typically have higher gross margins in both Indian and South Asian markets.

•	Selling and marketing expense as a percentage of revenue from our Consumer Care and Lighting segment increased from 24.68% for the year ended March 31, 2009 to 28.65% for the year ended March 31, 2010. This increase is primarily due to higher brand promotion and advertisement spends in select geographies to further establish and expand our market base for our new personal care brands.

•	General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment declined from 5.84% for the year ended March 31, 2009 to 5.34% for the year ended March 31, 2010. In absolute terms general and administrative expenses increased by Rs. 82. This increase is primarily due to increased expenses incurred by our India operations.

•	As a result of the above, operating income from our Consumer Care and Lighting increased by 19.68%.
Others, including reconciling items
Results of operations for the years ended March 31, 2011 and 2010
•	Revenue from our Others segment, including reconciling items, increased by 44.29%, from Rs. 8,295 for the year ended March 31, 2010 to Rs. 11,969 for the year ended March 31, 2011. The increase in revenue is attributable to increased demand for infrastructure engineering products in India and Europe.

•	Operating income/(loss) from our Others segment, including reconciling items, increased from Rs. (709) for the year ended March 31, 2010 to Rs. (798) for the year ended March 31, 2011. The increase in loss is primarily due to increase in legal and professional expenses by Rs. 368, lower gains arising from exchange rate fluctuation by Rs. 319, payment of retrenchment compensation of Rs. 138. This is primarily offset by lower losses to the extent of Rs. 693 in our hydraulic cylinders and tipping gear systems business in Europe during the year ended March 31, 2011 as compared to year ended March 31, 2010.
Results of operations for the years ended March 31, 2010 and 2009
•	Revenue from our Others segment, including reconciling items, decreased by 18.67%, from Rs. 10,199 for the year ended March 31, 2009 to Rs. 8,295 for the year ended March 31, 2010. The decline in revenue is attributable to a slowdown in the global markets which has impacted the market for infrastructure engineering products in India and Europe.

•	Operating income/(loss) from our Others segment, including reconciling items, decreased from Rs. (943) for the year ended March 31, 2009 to Rs. (709) for the year ended March 31, 2010. This decrease is primarily due to the abolishment of the Fringe Benefit Tax in accordance with the Finance Act (No. 2), 2009. The FBT expense during the year ended March 31, 2009 was Rs. 412 recorded under reconciling items. The decrease was partially offset by higher losses in our hydraulic cylinders and tipping gear systems business during the year ended March 31, 2010, primarily due to contraction in the sales volume of the infrastructure engineering business due to the slowdown in the global market and higher amortization charge for intangibles acquired through business combination.
Acquisitions
          An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have invested in the aggregate over Rs. 8,500 to acquire companies including the acquisition of Citi Technology Services Limited and Lornamead. On April 1, 2011, we entered into a definitive agreement to acquire the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”). SAIC’s global oil and gas practice provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. The acquisition was completed on June 10, 2011 (“acquisition date”), after receipt of regulatory approvals. Typically the significant majority of our integration activities relating to an acquisition are substantially completed within three to six months after the closing of the acquisition.
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
          We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2011. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.
Foreign exchange gains/(losses), net
          Our foreign exchange gains/(losses), net for the years ended March 31, 2009, 2010 and 2011 were Rs. (1,553), Rs. (383) and Rs. 445 respectively.
          Our foreign exchange gains/(losses), net, comprise:
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

          Although our functional currency is the Indian rupee, we transact a significant portion of our business in foreign currencies, in particular the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 12 and 15 of our Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.
Finance expense
•	Our finance expense is comprised of interest expense on borrowings, impairment losses recognized on financial assets, gains / losses on translation or settlement of foreign currency borrowings and changes in fair value and gains / losses on settlement of related derivative instruments, except foreign exchange gains/losses on short-term borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the statement of income using the effective interest method.
Finance and other income
•	Our finance and other income comprises interest income on deposits, dividend income and gains on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.
Equity in Earnings/Losses of Affiliates
          Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture in which General Electric, USA holds the balance of 51%. Our share of profits of Wipro GE for the years ended March 31, 2009, 2010 and 2011 was Rs. 362, Rs. 530 and Rs. 648, respectively.
Income Taxes
          Our profit for the period earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties. The tax holiday for all our Software Technology and Hardware Technology Park ended in fiscal year ended March 31, 2011.
          Software Technology and Hardware Technology Parks. There is an income tax deduction of 100% for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. The tax holiday for all our Software Technology and Hardware Technology Park ended in fiscal year ended March 31, 2011.
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
          As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. The tax holiday for all our Software Technology and Hardware Technology Parks ended in fiscal year ended March 31, 2011. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.
          The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demands were primarily on account of the Indian income tax authority’s denial of deductions claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by the Company’s undertakings in Software Technology Park at

Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favor of the Company, thus deleting a substantial portion of the demands raised by the income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claims of the Company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The appeal filed before the first appellate authority against the said order has been allowed in favor of the Company thus deleting substantial demand raised by the income tax authorities.
          In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company had filed its objections against the said demand before the Dispute Resolution Panel, which later issued directions confirming the position of the assessing officer. Subsequently, the assessing officer passed the final assessment order in October 2010 raising a tax demand of Rs. 7,218 (including interest of Rs. 2,510). The Company filed an appeal against the said order before the tribunal within the time limit permitted under the statute.
          In December 2010, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 7,747 (including interest of Rs. 2,307) for the financial year ended March 31, 2007. The Company has filed an objection against the demand before the Dispute Resolution Panel, within the time limit permitted under the statute.
          Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favor, and there should not be any material impact on the financial statements.
          Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
          Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under sections 10A and 10B; consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 363 and Rs. 488 has been recognized in the statement of financial position as of March 31, 2010 and 2011, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.
Liquidity and Capital Resources
          The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 107, is summarized in the table below:

	Year ended March 31,			Year on Year Change
	2009	2010	2011	2010-09	2011-10
Net cash provided by/(used in) continuing operations:
Operating activities	Rs. 36,099	Rs. 50,998	Rs. 40,437	Rs. 14,899	Rs. (10,561)
Investing activities	(24,183)	(33,815)	(17,239)	(9,632)	16,576
Financing activities	(3,259)	(601)	(26,378)	2,658	(25,777)
Net change in cash and cash equivalents	8,657	16,582	(3,180)	7,925	(19,762)
Effect of exchange rate changes on cash and cash equivalent	663	(1,258)	523	(1,921)	1,781
          As of March 31, 2011, we had cash and cash equivalent and short-term investments of Rs. 110,423. Cash and cash equivalent and short-term investments, net of debt was Rs. 57,621. In addition we have unused credit lines of Rs. 37,525. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows and through bank debt, as required.
          Cash provided by operating activities decreased by Rs. 10,561, while profit for the year increased by Rs. 7,205 during the same period. The decrease in cash provided by operating activities is primarily due to an increase in current receivables including unbilled, attributable to an increase in number of receivable days in the IT Services segment from 61 days in March 2010 to 70 days in March 2011 and an increase in receivable days in the IT Products segment from 119 days in March 2010 to 131 days in March 2011. Further, operating cash flow is decreased due to increase in inventory days for consumer care and lighting and infrastructure services by 2 days and 4 days, respectively and also due to increase in finance lease receivables by Rs. 2,808, primarily relating to large projects. This is partially offset by the increase in trade payables and accrued expenses on account of better management of payment terms. Receivable days as of a particular reporting date is the proportion of receivables, adjusted for unbilled and unearned revenue to the revenues for the respective fiscal quarter multiplied by 90.
          Cash provided by operating activities increased by Rs. 14,899, while profit for the year increased by Rs. 7,256 during the same period. The increase in cash provided by operating activities was primarily due to the adjustment of Rs. 6,017 during the year ended March 31, 2010 as against Rs. (12,196) during the year ended March 31, 2009, on account of roll-over of cash flow hedges pursuant to our roll over hedging strategy and cash flows from net investment hedges. This was partially offset by an increase in the net other operating assets during the year ended March 31, 2010, which was mainly due to an increase in current receivables, attributable to an increase in number of receivable days in the IT Services segment from 60 days in March 2009 to 61 days in March 2010, and an increase in receivables in our IT Products business primarily due to sales growth.
          Cash used in investing activities for the year ended March 31, 2011 was Rs. 17,239. Cash provided by operating activities was utilized for the net purchase of investments and inter-corporate deposits amounting to Rs. 11,772. We also purchased property, plant and equipment amounting to Rs. 12,211, which was primarily driven by the growth strategy of the Company.
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
          Cash used in financing activities for the year ended March 31, 2011 was Rs. 26,378 as against Rs. 601 for the year ended March 31, 2010. This increase is primarily due to an increase in the net repayment of loans and borrowings amounting to Rs. 10,122 and payment of dividend amounting to Rs. 15,585.
          Cash used in financing activities for the year ended March 31, 2010 was Rs. 601 as against Rs. 3,259 for the year ended March 31, 2009. This decrease is primarily due to an increase in net proceeds from loans and borrowings amounting to Rs. 7,350. This was partially offset by payment of dividend amounting to Rs. 6,823.
          On April 27, 2011, our Board proposed a cash dividend of Rs. 4 (US$0.09) per equity share and ADR. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on July 19, 2011, and if approved, would result in a cash outflow of approximately Rs. 11,410, including corporate dividend tax thereon.
          We maintain debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirement, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 12 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.
          As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations in respect of debt / borrowings.
          As of March 31, 2011, we had contractual commitments of Rs. 2,071 (US$47) related to capital expenditures on construction or expansion of software development facilities, Rs. 10,265 (US$230) related to non-cancelable operating lease obligations and Rs. 3,645 (US$82) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
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
          As of March 31, 2009, 2010 and 2011, our cash and cash equivalent were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euro, Japanese Yen, Singapore Dollars and Saudi Riyals. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements
          We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.
Contractual obligations
          The table of future payments due under known contractual commitments as of March 31, 2011, aggregated by type of contractual obligation, is given below:

	Total	Payments due in
	contractual				2016-17
Particulars	payment	2011-12	2012-14	2014-16	onwards

Short-term borrowings	Rs. 31,694	Rs. 31,694	Rs. -	Rs. -	Rs. -
Long-term debt	20,473	1,146	19,277	35	15
Obligations under capital leases	635	203	292	80	60
Estimated interest payment (1)	804	379	416	6	3
Capital commitments	2,071	2,071	—	—	—
Non-cancelable operating lease obligation	10,265	1,828	3,207	1,936	3,294
Purchase obligations	3,645	3,645	—	—	—
Other non-current liabilities(2)	73	—	73	—	—

          Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2011 for each relevant debt instrument.

(2)	Other non-current liabilities and non-current tax liabilities in the statement of financial position include Rs. 2,633 in respect of employee benefit obligation and Rs. 5,021 towards uncertain tax position, respectively. For these amounts the extent of the amount and timing of repayment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed in the table above.
Research and Development
          Research and Development investment is directed towards developing solutions that have broad applications across various industry segments and developing expertise in emerging technologies. Our Research and Development focus is to strengthen the portfolio of Applied Research, Centers of Excellence (CoE), Solution Accelerators and Software Engineering Tools & Methodologies.
          Our activities in Applied Research are focused around content analytics and e-discovery.
          CoEs goal is to create competencies in emerging areas of technologies and industry domain and incubate new practices for business growth. In order to enhance focus, few technologies are driven centrally as theme initiatives. During the year ended March 31, 2011, the technology themes identified were Cloud Computing, Green IT, Social Computing, Information Management, Mobility, Collaboration and Open Source.
          We continue to invest in reusable IP’s and solution accelerators (components, tools, frameworks) which help in accelerating the implementation of solutions in customer engagements. We have integrated various accelerator assets to create integrated stacks and solution.
          We continue to invest in in-house development of software engineering tools to improve productivity and quality. These tools have been widely deployed across projects. We continue to invest in developing an approach for flex shared delivery with innovative solution for effective queue and capacity management at reduced cost. We have developed an in-house Known Error Data Base (KEDB) tool that will help in faster ticket resolution in managed services projects.
          Our research and development expenses for the years ended March 31, 2009, 2010 and 2011 were Rs. 492, Rs. 993 and Rs. 1,656, respectively.

Trend Information
          IT Services. The realm of Information Technology (IT) is a fast changing one. IT is also setting pace at which the world around us is changing. At the turn of the first decade of 21st century, challenges and opportunities facing the customers and consumers of IT have become very different than what they were a decade ago. Rightly so, as the world becomes a web of connected devices and better tools are available for making better decisions, the world is looking to leverage technology more than ever before.
          With the global economic recession and its impact slowly receding in 2010, demand for IT services is on the growth curve once again. Customer organizations are re-aligning their budgets with spends more dominated by the business users as customers use IT to differentiate themselves in the market place.
          Since the decline in world output by 0.6% in 2009, there have been steady signs of recovery. The world output is forecasted to expand by 4.4% in 2011. Gartner has forecast worldwide IT spending in 2011 will exceed US$3.6 trillion, a 5.6% increase from 2010.
          In this rapidly evolving and growing environment, we expect increased competition among IT companies, which may limit our ability to increase prices. However, we continually strive to differentiate ourselves from the competition by developing innovative service delivery models, better industry solutions, adopting new pricing strategies and demonstrating our value proposition to clients to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
          Gross profit as a percentage of revenues in our IT Services segment for the year ended March 31, 2011 is 34.66%. We anticipate difficulties in significantly improving our gross profits, among other things, due to the following reasons:
•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations.
          In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;
•	Investing in customer relationship teams to establish deeper client relationships and offer a wide range of services;

•	Strengthening our delivery model;

•	Developing cost containment initiatives and driving higher employee productivity;

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.
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
          Consumer Care and Lighting. Revenue for our Consumer Care and Lighting business segment is also subject to seasonal and commodity price fluctuations.
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

New Accounting standards adopted
          We adopted IFRS 3, “Business Combinations” (“IFRS 3,(2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27, (2008)”) effective April 1, 2010. The revisions result in several changes in the accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non- controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In respect of business combinations achieved in stages, any previously held equity interest in the acquiree is re-measured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in the statement of income. Acquisition-related costs are expensed in the period incurred. Adoption of IFRS 3 (2008) and IAS 27, (2008), did not have a material effect on the consolidated financial statements.
          We adopted an amendment to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (“Amendment to IAS 39”) effective April 1, 2010. The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. Adoption of this amendment did not have a material effect on the consolidated financial statements.
New accounting standards not yet adopted
          In November 2009, the IASB issued an amendment to IAS 24 (revised 2009) Related Party Disclosures (IAS 24). The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The revision is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. We are currently determining the impact these amendments will have on our consolidated financial statements.
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
          In October 2010, the IASB issued an amendment to IFRS 7 “Disclosures — Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted. We are currently evaluating the impact these amendment will have on our consolidated financial statements.
          In May 2010, the IASB issued “Improvements to IFRSs (2010 Improvements)” — a collection of eleven amendments to six International Financial Reporting Standards and to one interpretation — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard are mainly applicable to the Company from fiscal year beginning on or after January 1, 2011. We are currently evaluating the impact, these amendments will have on our consolidated financial statements.
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

(iii)	Maintenance contract: Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.
b)	Products: Revenue from products are recognized when:
-	we have transferred the significant risks and rewards of ownership to the buyer;

-	continuing managerial involvement usually associated with ownership and effective control have ceased;

-	amount of revenue can be measured reliably;

-	it is probable that economic benefits associated with the transaction will flow to the Company; and

-	costs incurred or to be incurred in respect of the transaction can be measured reliably.
c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. We allocate the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus, an appropriate business-specific profit margin related to the relevant component.

d)	Others: The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.
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

a)	Current income tax: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

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

c)	Others: In addition to the U.S. federal income tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2011.
Share based payment transaction:
          Our employees receive remuneration in the form of equity instruments for rendering services over a defined vesting period. Equity instruments granted is measured by reference to the fair value of the instrument at the date of grant. Since these are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recorded by a compensating increase to the share based payment reserve, a component of equity.
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
          As of March 31, 2011, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.
          Derivatives are recognized initially at fair value; attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
a)	Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity is transferred to statement of income upon the occurrence of the forecasted transaction.

b)	Hedges of net investment in foreign operations: We designate derivative financial instruments as hedges of net investments in foreign operations. We have also designated a combination of foreign currency denominated borrowings and related cross currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instrument and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized directly in equity to the extent that the hedge is effective. The cumulative gain or loss previously recognized in equity is transferred to the statement of income upon sale or disposal of the related net investment in foreign operation. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

c)	Others: Changes in fair value for derivatives not designated as hedging derivatives are recognized in consolidated statements of income of each period.
Business combination, goodwill and intangible assets:
          Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration. We exercise judgment in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of acquisition, based on information available at acquisition date and based on expectations and assumptions that are deemed reasonable by management. Transaction costs incurred in connection with a business combination are expensed as incurred.
a)	Goodwill: Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

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

We use market related information, estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projection take into account past experience and represents management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment

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
Goodwill Impairment Testing
          We test goodwill and indefinite life intangible for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to the cash generating unit (“CGU”) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The useful life of the trademark and brand in respect of the acquired Wipro Yardley FZE (Formerly known as Lornamead FZE) and Wipro Yardley Consumer Care Private Limited (Formerly known as Lornamead Personal Care Private Limited) has been determined to be indefinite life intangible assets. For the purpose of impairment testing, indefinite life intangible are allocated to the Yardley businesses. The recoverable amount of the CGU is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIUs includes:
a.	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b.	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: 2.5%-6%. These long terms growth rates takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c.	The discount rates used are based on our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks by 10% to 17%.

d.	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from 10% to 17%. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from 12.3% to 19.5%
          Based on the above, no impairment was identified as of March 31, 2011, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2011 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
          Our directors and executive officers, their respective ages and positions as of March 31, 2011 were as follows:

Name	Age	Position
Azim H. Premji	65	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S. Ganguly	75	Director
B.C. Prabhakar	67	Director
Dr. Jagdish N. Sheth	72	Director
Narayanan Vaghul	74	Director
William Arthur Owens	70	Director
P.M. Sinha	70	Director
Dr. Henning Kagermann	63	Director
Suresh C. Senapaty	54	CFO and Director
T. K. Kurien	52	CEO, IT Business and Director
Shyam Saran	64	Director
Anurag Behar	42	Chief Sustainability Officer
Vineet Agrawal	49	President, Wipro Consumer Care and Lighting
Pratik Kumar	45	Executive Vice President — Human Resource and President — Wipro Infrastructure Engineering
Martha Bejar	48	Chairperson and CEO, Infocrossing, Inc.
Sambuddha Deb	52	Chief Global Delivery Officer, Wipro Technologies
          As on March 31, 2011, we had eight non-executive Directors, three executive Directors, of which one executive Director is also Chairman of our Board. All of the eight non-executive directors are independent directors (i.e. independent of management and free from any business or other relationship that could materially influence their judgment). All the independent directors satisfy the criteria of independence as defined under the listing agreement with the Indian Stock Exchanges and the New York Stock Exchange Corporate Governance standards. The profiles of our Directors as of March 31, 2011 are set forth below.
          Azim H. Premji has served as our Chief Executive Officer, Chairman and Managing Director (designated as Chairman) since September 1968. More recently, Mr. Azim Premji, Chairman, Wipro Limited has been honored with the Padma Vibhushan award by Government of India for his contribution in trade and industry. Azim Premji is a graduate in Electrical Engineering from Stanford University, USA.
          Dr. Ashok Ganguly has served as a Director on our Board since 1999. He is the Chairman of our Board Governance & Nomination Committee and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive Director of Mahindra & Mahindra Limited and Dr Reddy Laboratories Limited. Dr. Ganguly is the chairman of Research and Development Committee of Mahindra and Mahindra Ltd, Member of Nomination, Governance & Compensation Committee and Chairman of Science, Technology & Operations Committee of Dr Reddy’s Laboratories Ltd. He is a member of the Prime Minister’s Council on Trade and Industry and the India-USA CEO Council, established by the Prime Minister of India and the President of the USA. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc (1996-2005) and Unilever Plc/NV (1990-97); Dr. Ganguly was formerly Chairman of Hindustan Unilever Limited (1980-90). Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India (2000-2009). In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly was awarded Padma Bhushan by the Government of India in January 1987 and Padma Vibhushan in January 2009.
          B.C. Prabhakar has served as a Director on our Board since February 1997. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and a BL. from Mysore University, India. Mr. Prabhakar serves as a non-executive Director of Automotive Axles Limited and 3M India Limited. He is also a member of the Audit, Risk and Compliance Committee and Chairman of the Administrative and Shareholder Investor Grievances Committee of Wipro Limited.
          Dr. Jagdish N. Sheth has served as a Director on our Board since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth also serves on the boards of Safari Industries and Manipal Acunova Ltd. Dr. Sheth holds a B. Com (Honors) from Madras University, a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh, USA. Dr. Sheth is a member of Compensation Committee of Safari Industries and Chairman of Academy of Indian Marketing Professionals.

          Narayanan Vaghul has served as a Director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, a member of the Board Governance & Nomination Committee and a member of the Compensation Committee. He was the Chairman of the Board of ICICI Bank Limited from September 1985 to April 2009. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra World City Developers Limited, Piramal Healthcare Limited, and Apollo Hospitals Enterprise Limited. Mr. Vaghul is on the Boards of Hemogenomics Pvt. Ltd., Universal Trustees Pvt. Ltd., and IKP Trusteeship Services Limited. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Piramal Healthcare Limited. Mr. Vaghul is also a member of the Audit Committee in Nicholas Piramal India Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul is also the lead independent Director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University, Mr. Vaghul was the recipient of the Padma Bhushan, by the Government of India during the year 2009-10. Mr. Vaghul also received the Economic Times Lifetime Achievement Award.
          Priya Mohan Sinha became a Director of our Company on January 1, 2002. He is a member of our Audit, Risk and Compliance Committee, Board Governance & Nomination Committee and Compensation Committee. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited (currently Hindustan Unilever Limited). From 1981 to 1985, he also served as Sales Director of Hindustan Lever Limited (currently Hindustan Unilever Limited). Currently, he is also on the Boards of Bata India Limited, Lafarge India Pvt. Limited. Mr. Sinha is also a member of Audit Committee of Bata India Ltd., Chairman of Shareholder’s Grievance Committee of Bata India Ltd. and Chairman of Nomination, Governance and Compensation Committee of Bata India Ltd. He was also the Chairman of Reckett Coleman India Limited and Chairman of Stephan Chemicals India Limited. Mr. Sinha is also on the Advisory Board of Rieter India. Mr. Sinha holds a Bachelor of Arts from Patna University, and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology.
          William Arthur Owens has served as a Director on our Board since July 1, 2006. He is also a member of the Board Governance and Nomination Committee. He has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., Intelius, Flow Mobile, Unifrax and Chairman of Century Link Inc., a media communications company. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.
          Suresh C. Senapaty has served as our Chief Financial Officer and Executive Director since April 2008 and served with us in other positions since April 1980. He is a member of the Administrative/Shareholders & Investor Grievance Committee. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is on the Boards of the following Indian subsidiaries: Wipro Trademarks Holding Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Cygnus Negri Investments Private Limited, Wipro Technology Services Limited, Wipro Consumer Care Limited and Wipro GE Healthcare Private Limited. Mr. Senapaty is also the Chairman of the Audit Committee of Wipro Technology Services Limited.
          T. K. Kurien has served as our Chief Executive Officer-IT Business and Executive Director of Wipro Limited since February 2011 and has served with us in other positions since February 2000. Mr. Kurien is a Chartered Accountant and holds a Bachelors Degree in Engineering. Mr. Kurien is also a member of the Board of Wipro GE Healthcare Private Limited.
          Shyam Saran became a Director of our Company on July 1, 2010. He is a career diplomat who has served in significant positions in the Indian government for over three decades. He belongs to the 1970 batch of the Indian Foreign Service. He last served as the Special Envoy of the Prime Minister of India (October 2006 to March 2010) specializing in nuclear issues, and he also was the Indian envoy on climate change. Prior to this he was the Foreign Secretary of the Government of India from 2004 to 2006. He also served as the Ambassador of India to Nepal, Indonesia, Myanmar and Mauritius. His diplomatic stints have taken him to Indian missions in Geneva, Beijing and Tokyo. He has been a Fellow of the United Nations Disarmament Program in Geneva, Vienna and New York. Mr. Saran holds a Post Graduate degree in Economics. Mr. Saran has been honored with the Padma Bhushan by the Government of India for his contribution in civil services.
          Dr. Henning Kagermann became a Director of the Company on October 27, 2009. He served as Chief Executive officer of SAP AG until 2009. He has been a member of SAP Executive Board since 1991. He is also President of Acatech (German Academy of Science and Technology) and currently a member of supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post, Nokia and BMW Group in Germany. Dr. Henning Kagermann is a professor for Theoretical

Physics at the Technical University Braunschweig, Germany and received honorary doctorate from the University of Magdeburg, Germany.
          Anurag Behar has served as CEO of Wipro Infrastructure Engineering and in other positions since March 2008 and has served with us in other positions since May 2002. Mr. Anurag Behar holds an M.B.A from XLRI-Jamshedpur and Bachelors degree in Engineering from Regional Engineering College, Trichy.
          Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, India and an M.B.A from Bajaj Institute of Management Studies, Mumbai, India.
          Pratik Kumar has served as our Executive Vice-President of Human Resources since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B.A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.
          Martha Bejar has served as Chairperson and CEO at Infocrossing, Inc. since April 2011, and has served in other positions with us since July 2009. From June 2007 to June 2009, Ms. Bejar served as Corporate Vice President for the Communications Sector at Microsoft Corporation. Ms. Bejar also served as President of Nortel’s Caribbean and Latin America regions. Ms. Bejar is a graduate from Harvard School of Business — School Management Advance Program, and holds an M.B.A from Nova Southeastern University (USA) and BSIE from University of Miami (USA).
          Sambuddha Deb has served as Chief Global Delivery Officer of Wipro since April 2008 and has served with us in other positions since June 1982. Mr. Deb is a Management Graduate and holds an M.B.A from IIM Ahmedabad and B.Tech from IIT Kharagpur.
Compensation
Director Compensation
          Our Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of US$449 during the current year for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.
          During the year ended March 31, 2011, we paid an aggregate of US$0.54 million (Rs. 24.95 million) as commission to our non-employee directors.
Executive Compensation
          The annual compensation of our executive directors is approved by our Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by our Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Until March 31, 2010, variable payments are made to employees based on the individual or combined performance of the business unit, division or segment or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on a quarterly basis but adjusted at the end of the year based on the performance for the full year. For the year ended March 31, 2011, the payments under our Quarterly Performance linked Scheme are a fixed amount of the employee’s annual remuneration and are not dependent on quarterly or annual performance.
          The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2011 by our Executive Directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2011, which was Rs. 44.54 per US$1.00.

	Annual Compensation (US$)
									Long-term
									compensation
									(Deferred		Severance
	Salary and		Commission/						Benefit		pay
Name	allowances		Incentives (1)		Housing (2)		Others		(3)&(4))		(5)

Azim H. Premji	US$	96,771	US$	19,533	US$	90,930	US$	20,987	US$	22,897	US$	—
Suresh C. Senapaty		191,691		142,793		33,678		39,107		39,047		—
Pratik Kumar		190,955		139,129		—		15,822		28,032		—
Vineet Agrawal		217,779		150,579		—		1,995		41,577		—
Suresh Vaswani*		252,430		173,529		6,789		9,438		47,301		1,549,620
Martha Bejar		572,004		699,308		—		—		—		—
Girish S. Paranjpe*		230,708		163,145		11,682		17,506		46,455		1,553,415
Sambuddha Deb		160,441		108,226		—		9,928		30,818		—
T. K. Kurien		273,738		99,451		—		14,653		36,090		—
Anurag Behar		62,802		50,894		—		9,569		9,991		—

*	Information provided up to the date of their employment with the Company.

1.	Azim H. Premji was paid commissions at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on achievement of pre-defined profit targets.

2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2011.

3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.

5.	Pursuant to the recommendations of the Board Governance and Nomination Committee and authorization by the Board of Directors on January 21, 2011, a severance package was paid to Mr. Girish Paranjpe and Mr. Suresh Vaswani upon their resignation as Joint CEOs (IT Business) and Directors with effect from close of business hours on January 31, 2011. An abstract of modification of the terms of appointment of Joint CEOs (IT Business) and Directors and Memorandum of Interest pursuant to Section 302 of the Companies Act, 1956 has already been sent to the shareholders. In compliance with the provisions of Section 269 and 309 read with Schedule XIII of the Companies Act, 1956, the modification in terms of appointment and remuneration as specified above, will be placed before the shareholders at the ensuing Annual General Meeting in July 2011 for their approval.
          We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
Board Composition
          Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be 15. As of March 31, 2011, we had 11 directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Mr. Suresh C. Senapaty, Mr. William Arthur Owens and Mr. B. C. Prabhakar retire by rotation and are proposed for re-election at Annual General Meeting of shareholders to be held on July 19, 2011. In addition to retiring directors, up to one third of our directors are non-retiring directors. Currently, Mr. Azim H. Premji and Mr. T. K. Kurien are non-retiring directors. The tenure of appointment of Mr. Suresh C. Senapaty and Mr. T. K. Kurien is for a period of five years from the date of their original date of appointment as members of the Board. The terms and expiration date of each director is as follows:

Expiration of current term of
Name	office	Term of office
Azim H. Premji	July 30, 2011	2 years
Dr. Jagdish Sheth	Annual General Meeting 2012	Retirement by rotation
Dr. Ashok S. Ganguly	Annual General Meeting 2013	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2011	Retirement by rotation
N. Vaghul	Annual General Meeting 2012	Retirement by rotation
P. M. Sinha	Annual General Meeting 2012	Retirement by rotation
William Arthur Owens	Annual General Meeting 2011	Retirement by rotation
Shyam Saran	Annual General Meeting 2013	Retirement by rotation
Dr. Henning Kagermann	Annual General Meeting 2013	Retirement by rotation
Suresh C. Senapaty	Annual General Meeting 2011	Retirement by rotation
T. K. Kurien	January 31, 2016	5 years
Option Grants
          There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years 2010 and 2011. Details of options granted to other senior management executives as of March 31, 2011 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Option Exercises and Holdings
          Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2011. The details of stock options held and exercised through March 31, 2011 with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
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
          The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Martha Bejar, Anurag Behar, T.K. Kurien, Sambuddha Deb and Vineet Agrawal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.
           Mr. T. K. Kurien’s terms of appointment regarding severance payment are as follows:
          If the Company terminates this Agreement, the Company will communicate the same in writing to the Director who will be eligible for “Severance Benefits” as follows:
a.	12 (twelve) months’ last drawn Salary. “Salary” includes basic pay, benefits and allowances and variable pay.

b.	The unvested options/RSUs shall vest proportionately to the completed months in service from the last vesting/grant date of each grant, whichever is later, to the date of termination. This is applicable only to a grant where one year has lapsed since the date of grant, at the time of termination. This may be exercised by Mr. Kurien within 7 (seven) days from termination of this Agreement.
          In the event the Company terminates for Cause, such termination shall be with immediate effect and Mr. Kurien will not be eligible for the Severance Benefits specified above.
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
          Our CFO & Director and other corporate officers make periodic presentations to the Audit/Risk and Compliance Committee on various issues.
          The Audit/Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	Chairman of the Audit Committee

Mr. P. M. Sinha and Mr. B. C. Prabhakar	Members of the Audit Committee
          During the fiscal year 2011, our Audit/Risk and Compliance Committee held ten meetings including meetings held over teleconferencing. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.
          Board Governance and Nomination Committee
          In April 2009, the Board Governance and Compensation Committee was split into two separate committees and reconstituted as the Board Governance & Nomination Committee and the Compensation Committee. The charter of the Board Governance and Nomination Committee is available on our website under www.wipro.com. The Board Governance & Nomination Committee is comprised of the following four non-executive directors:

Dr. Ashok S Ganguly	Chairman of the Board Governance and Nomination Committee

Mr. N. Vaghul, Mr. P.M. Sinha and Mr. Bill Owens	Members of the Board Governance and Nomination Committee
          The primary responsibilities of the Board Governance and Nomination Committee are:
•	Develop and recommend to the Board Corporate Governance Guidelines applicable to the Company,

•	Evaluate the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors, and

•	Lay down policies and procedures to assess the requirements for induction of new members on the Board.

•	Implement policies and processes relating to corporate governance principles

•	Ensure that appropriate procedures are in place to assess Board membership needs and Board effectiveness

•	Review the Company’s policies that relate to matters of Corporate Social Responsibility, including public issues of significance to the Company and its stakeholders

•	Develop and recommending to the Board of Directors for its approval an annual evaluation process of the Board and its Committees, and

•	Formulate the Disclosure Policy, its review and approval of disclosures;
          During the fiscal year 2011, our Board Governance and Nomination Committee held four meetings.
          Compensation Committee
          The members of the Compensation Committee are as follows:

Dr. Ashok S. Ganguly	Chairman of the Compensation Committee

Mr. N. Vaghul and Mr. P.M. Sinha	Members of the Compensation Committee
          The charter of the Compensation Committee is available on our website under www.wipro.com. The primary responsibilities of the Compensation Committee are:
•	Determine and approve salaries, benefits and stock option grants to senior management employees and Directors of our Company;

•	Approve and evaluate the compensation plans, policies and programs for Whole-time Directors and Senior Management; and

•	Act as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.
          Our Executive Vice President-Human Resources makes periodic presentations to the Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Compensation Committee are independent non-executive directors. During the fiscal year 2011, our Compensation Committee held four meetings.
Employees
          As of March 31, 2010 and 2011, we had over 108,000 and over 120,000 employees including our subsidiaries and over 87,000 and over 77,000 IT professionals, respectively. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.
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
Share Ownership
          The following table sets forth, as of March 31, 2011, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table has sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of New York on March 31, 2011, which was Rs. 44.54 per US$1.00. The share numbers and percentages listed below are based on 2,454,409,145 equity shares outstanding as of March 31, 2011.

		Percentage	Equity
		of Total	Shares
	Equity Shares	Equity	Underlying
	beneficially	Shares	Options	Exercise
Name	owned	Outstanding	Granted	Price(US$)	Date of expiration
Azim H. Premji (1)	1,945,953,763	79.28	—	—	—
B. C. Prabhakar (2)	5,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	1,666	—	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha (3)	33,333	*	—	—	—
Suresh C. Senapaty	91,083	*	4,667	0.05	July 2012
			50,000	0.05	May 2014
Pratik Kumar	83,667	*	4,667	0.05	July 2012
			30,000	0.05	May 2014
			30,000	0.05	July 2016

		Percentage	Equity
		of Total	Shares
	Equity Shares	Equity	Underlying
	beneficially	Shares	Options	Exercise
Name	owned	Outstanding	Granted	Price(US$)	Date of expiration
Vineet Agrawal	196,032	*	4,667	0.05	July 2012
			40,000	0.05	May 2014
			40,000	0.05	July 2016
Sambuddha Deb	63,333	*	4,000	0.05	July 2012
			18,000	0.05	May 2014
			18,000	0.05	July 2016
T K Kurien	66,345	*	4,000	0.05	July 2012
			50,000	0.05	May 2014
			30,000	0.05	July 2016
Martha Bejar	—	*	66,667	0.05	October 2015
			16,600	0.05	July 2016
Anurag Behar	23,432	*	3,333	0.05	July 2012
			13,334	0.05	May 2014
Dr. Henning Kagermann	—	—	—	—	—
William Arthur Owens	—	—	—	—	—
Shyam Saran	—	—	—	—	—

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2011.

(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 213,000,000 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,679,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.
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

          The salient features of our stock plans are as follows:

	Authorized	Range of
	Shares(1) &	exercise			Termination
Name of Plan	(2)	prices		Effective date	date	Other remarks
1999 Employee Stock Option Plan	50,000,000	Rs.	171— 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171— 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

						There are no stock options outstanding under this plan.

Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3—7	September, 2000	September, 2010	There are no stock options outstanding under this plan.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2	June 11, 2004	June 10, 2014	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04	June 11, 2004	June 10, 2014
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2	July 21, 2005	July 20, 2015
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.

(2)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
          The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2011, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

          Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,454,409,145 equity shares outstanding as of March 31, 2011.

		Number of Shares beneficially
Name of Beneficial Owner	Class of Security	held as of March 31, 2011	% of Class
Azim H. Premji (1)	Equity	1,945,953,763	79.28
Hasham Traders	Equity	543,765,000	22.15
Prazim Traders	Equity	541,695,000	22.07
Zash Traders	Equity	540,408,000	22.02

(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 213,000,000 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,679,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd.
          Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2011, are held by approximately 12,544 holders of record in the United States.
          Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. About 6.32% of the Company’s equity shares were held by these FIIs, and NRIs as of March 31, 2011, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.
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
          Related parties. The Company has relationship with the following related parties:

Country of
Name of entity	Nature	% of holding	Incorporation

Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director

Country of
Name of entity	Nature	% of holding	Incorporation

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director(1)
- Girish S Paranjape	Jt CEO, IT Business and Director(1)
- T K Kurien	CEO, IT Business and Director(2)
- Dr. Ashok Ganguly	Non-Executive Director
- Narayan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- Bill Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011

(2)	W.e.f February 01, 2011
          The Company has the following related party transactions:

(Rs. in millions)
			Entities
			controlled by		Key Management
Transaction/ Balances	Associate		Directors		Personnel
	2010	2011	2010	2011	2010	2011

Sale of goods and services	7	18	1	—	—	—
Dividend	—	—	4,418	10,362	234	536	##
Royalty income	32	—	—	—	—	—

Key management personnel#
Remuneration and short-term benefits	—	—	—	—	175	260
Other benefits	—	—	—	—	34	30

Remuneration to relative of key management personnel	—	—	—	—	4	5

Balances as on March 31,
Receivables	1	7	—	—	—	—
Payables	—	—	2	—	44	8

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.

##	Including relative of key management personnel
          The parent Company has engaged in the following significant transactions with its subsidiaries, listed in “Organization Structure” under Item 4, during the years ended March 31, 2010 and 2011:

	(Rs. in millions)
			Purchase of
	Sale of services		services		Purchase of goods
Name of the entity	2010	2011	2010	2011	2010	2011
Wipro Inc	3,519	4,144	254	383	—	—
Infocrossing Inc	6	491	237	839	—	—
Wipro Japan KK	—	—	186	373	—	—
Wipro Shanghai Limited	108	65	112	204	—	—
Unza Holdings Limited	—	—	—	—	35	61
Wipro Portugal S. A.	536	498	1,369	783	—	—
New Logic Technologies GmbH	97	286	77	40	—	—
Wipro Technologies S.A DE C.V	68	71	37	107	—	—

	(Rs. in millions)
			Purchase of
	Sale of services		services		Purchase of goods
Name of the entity	2010	2011	2010	2011	2010	2011
Wipro Information Technology, Netherlands BV	136	175	—	—	—	—
Wipro Technologies Limited, Russia	23	32	—	—	—	—
Wipro Technologies OY	65	51	297	635	—	—
Wipro Gallagher Solutions Inc	60	116	15	20	—	—
Wipro Holdings UK Limited	222	226	—	—	—	—
Wipro Poland Sp Zoo	—	—	—	193	—	—
Wipro Technologies SRL-BPO	—	—	150	937	—	—
Wipro Infrastructure Engineering Machinery (Changzhou) Company Limited	—	—	—	228	—	—
Wipro Retail UK Limited	—	—	—	710	—	—
SAS Wipro France	—	—	—	16	—	—
Wipro do Brasil Technologia Ltda	—	—	—	7	—	—
Wipro (Australia)Pty Ltd	11	52	—	—	—	—
Wipro Airport IT Services-Products division	—	194	—	—	—	—
          Please refer to Note 28 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for additional information on related party transactions.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
          Please refer to the following financial statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2011:
•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2010 and 2011;

•	Consolidated Statements of Income for the years ended March 31, 2009, 2010 and 2011;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2009, 2010 and 2011;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2009, 2010 and 2011;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011; and

•	Notes to the Consolidated Financial Statements.
The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Export revenue
          For the years ended March 31, 2009, 2010 and 2011, we generated Rs. 200,393 million, Rs. 209,395 million and Rs. 243,083 million, or 78.48%, 77.10% and 78.17% of our total revenues of Rs. 255,338 million, Rs. 271,574 million and Rs. 310,987 million, respectively, from the export of our products and rendering of services outside of India.
Legal Proceedings
          Please also see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

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
          During fiscal year 2010, we paid a final cash dividend of Rs. 4 per share. During fiscal year 2011, we paid a final cash dividend of Rs. 6 per share. During fiscal year 2011, we also allotted stock dividend consisting of two equity shares for every three equity shares outstanding on the record date and two ADSs for every three ADSs outstanding on the record date. The stock dividend did not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value of Rs. 2 per share. During fiscal year 2011, we also paid an interim dividend of Rs 2 per share.
          We have proposed to pay a final cash dividend of Rs. 4 (US$0.09) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (including dividend tax) of approximately Rs. 11,410.
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
Significant Changes
          None.
Item 9. The Offer and Listing
Price History
          Our equity shares are traded on The Stock Exchange, Mumbai (“BSE”) and The National Stock Exchange of India Limited, (“NSE”). Our American Depositary Shares, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, (“NYSE”), under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.
          As of March 31, 2011, we had 2,454,409,145 issued and outstanding equity shares. As of March 31, 2011, there were approximately 12,544 record holders of ADRs evidencing 41,296,685 ADSs equivalent to equity shares. As of March 31, 2011, there were 220,238 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
          The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	(US$)	(US$)	(Rs.)	(Rs.)	(US$)	(US$)	(US$)	(US$)
Fiscal Year ended March 31,
2011	499.90	305.20	11.22	6.85	500.00	253.30	11.23	5.69	16.81	7.95
2010	753.00	240.00	16.91	5.39	755.85	240.15	16.97	5.39	24.29	6.90
2009	537.90	181.70	12.08	4.08	535.00	180.40	12.01	4.05	14.53	5.04
2008	600.00	325.00	13.47	7.30	635.00	324.00	14.26	7.27	17.24	9.85
2007	690.00	383.00	15.49	8.60	691.00	381.25	15.51	8.56	18.44	10.18

Quarter ended

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High	Low	High	Low	High	Low	High	Low	High	Low
	(Rs.)	(Rs.)	(US$)	(US$)	(Rs.)	(Rs.)	(US$)	(US$)	(US$)	(US$)
March 31, 2011	494.95	407.35	11.11	9.15	496.80	407.50	11.15	9.15	15.78	12.50
December 31, 2010	499.90	398.00	11.22	8.94	500.00	397.50	11.23	8.92	16.81	13.44
September 30, 2010	452.00	327.85	10.15	7.36	454.40	372.10	10.20	8.35	14.89	11.75
June 30, 2010	419.22	228.69	9.41	5.13	405.54	380.00	9.11	8.53	13.80	7.15
March 31, 2010	753.00	535.00	16.91	12.01	755.85	630.15	16.97	14.15	24.29	19.10
December 31, 2009	699.00	548.50	15.69	12.31	699.90	548.00	15.71	12.30	23.00	17.00
September 30, 2009	605.00	362.30	13.58	8.13	605.90	365.50	13.60	8.21	17.99	10.62
June 30, 2009	454.00	240.00	10.19	5.39	459.95	240.15	10.33	5.39	13.00	6.90

Six Months ended
May 31, 2011	453.90	428.00	10.19	9.61	453.50	428.00	10.18	9.61	14.38	13.21
April 30, 2011	490.15	440.00	11.00	9.88	490.00	439.50	11.00	9.87	15.39	13.63
March 31, 2011	482.20	431.00	10.83	9.68	484.70	431.65	10.88	9.69	14.75	12.84
February 28, 2011	459.80	407.35	10.32	9.15	460.00	407.50	10.33	9.15	13.90	12.50
January 31, 2011	494.95	425.00	11.11	9.54	496.80	424.60	11.15	9.53	15.78	12.83
December 31, 2010	496.30	413.00	11.14	9.27	496.25	412.15	11.14	9.25	15.69	13.77

The US$ figure under BSE and NSE columns denote the share price in rupees converted to US$ at the rate of exchange of 1 US$ = Rs. 44.54

(1)	Source: BSE data was obtained from www.bseindia.com and NSE data was obtained from www.nseindia.com. NYSE data was obtained from www.finance.yahoo.com.
Plan of Distribution
          Not applicable.
Markets
          Trading Practices and Procedures on the Indian Stock Exchanges
          BSE and NSE (the “Exchanges”) together account for more than 90% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.
          Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on the Exchanges normally takes place from 09:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. Exchanges also have separate online trading systems and separate clearing houses.
          BSE and NSE were closed on a few occasions, in the interest of protection of investor interests, due to fluctuation in prices caused by various events from time to time. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the market wide circuit filter after the intra-day 10% fall. On November 27, 2008, due to terrorist attacks in the city of Mumbai, the BSE and NSE were closed. On May 18, 2009, circuit filters were breached twice during the day and market closed for the day upon reaching 20% trigger point. When the markets hit the upper circuit limit on May 18, 2009, there was just a marginal fall in the index the following day.
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
          Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In case of a 10% movement of either of these indices, there would be a 1-hour market halt if the movement takes place before 1 p.m. In case the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for half an hour. In case the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 2-hour market halt if the movement takes place before 1 p.m. If the 15% trigger is reached on or after 1 p.m. but before 2 p.m., there will be a 1 hour halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The percentages are calculated on the closing index value of the quarter. These percentages are translated into absolute points of index variations (rounded off to the nearest 25 points in case of SENSEX). At the end of each quarter, these absolute points of index variations are revised and made applicable for the next quarter.
Index based market wide circuit breaker
          The Exchange implements, on a quarterly basis, the index based market wide circuit breaker system. The system is applicable at three stages of the index movement either way at 10%, 15% and 20%.
Listing
          The SEBI has promulgated regulations for listing and is governed through circulars issued from time to time by amending the Listing Agreement entered into by listed companies with stock exchanges. The Stock Exchanges monitor the listed companies under the supervision of SEBI.
The National Stock Exchange of India Limited
          The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2011 was approximately US$1.51 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
          The NSE has 1,215 members.
Bombay Stock Exchange Limited
          The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2011, was approximately US$1.54 trillion. The BSE began allowing online trading in May 1995. BSE has 1,340 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.
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
Selling Shareholders
          Not applicable.
Dilution
          Not applicable.
Expenses of the Issue
          Not applicable.
Item 10. Additional Information
Share Capital
          Our authorized share capital is Rs. 5,550,000,000 divided into 2,650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2011, 2,454,409,145 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.
Memorandum and Articles of Association
          Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Memorandum and Articles of Association of Wipro Limited included as an exhibit to our Form 6-K filed with the Securities Exchange Commission on July 6, 2010.
          Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be 15. As of March 31, 2011, we have 11 directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Mr. T K Kurien are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.
          Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.
          The remuneration payable to our directors may be fixed by our Board of Directors in accordance with the provisions of the Indian Companies Act, 1956, and the rules and regulations prescribed by the Government of India.
Objects and Purposes of Our Memorandum of Association
          The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:
•	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and

IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines to handle business process management, remote help desk management; remote management.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting, manufacturing and dealing in hydrogenated vegetable oil.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of solutions for water treatment including but not limited to ultra pure water, waste water treatment, water reuse, desalination and related activities.

•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries.
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
Description of Equity Shares
Dividends
          Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, 1956, read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General meeting or to his order or his banker’s order.
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
Audit and Annual Report
          At least 21 days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting,), we must distribute to our shareholders our audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. SEBI has permitted dispatch of abridged financial statements to shareholders in India in lieu of detailed version of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.
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
Preemptive Rights, Issue of Additional Shares and Distribution of Rights
          The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings (unless otherwise determined by a special resolution passed by a General Meeting of the shareholders.) and the right, to renounce such subscription right in favor of any other person. Holders of ADSs may not be permitted to participate in any such offer.
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
Voting Rights
          At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution, or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman of the Board has a deciding vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.
          Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions called special resolutions in many instances, for example amendments to the Articles of Association, changes to certain clauses in the Memorandum of Association, the commencement of a new line of business—require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.
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
          Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001. The Indian Government has recently permitted electronic voting subject to certain conditions.
Limitations on the Rights to Own Securities
          The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold securities, are discussed in Item 10 of this Annual Report, under the section titled “Currency Exchange Controls” and is incorporated herein by reference.
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
          The Depositary will try, as far as is practicable, and subject to the provisions of Indian law, our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.
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
Register of Shareholders; Record Dates; Transfer of Shares
          We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than 45 days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.
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
Company Acquisition of Equity Shares
          Under the Companies Act, the Company can reduce its share capital subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations.
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
          Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 20% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. SEBI has recently amended the Takeover Code to relax any of the provisions of the Takeover Code if the Directors of the Company have been removed by the Government or statutory authority and new Directors appointed by the Government or statutory authority provided the new Directors have devised a plan providing for transparent, open and competitive process of bidding for continued operations of the Company and for smooth takeover by an acquirer. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares. However, the acquisition of ADSs (irrespective of conversion into underlying equity shares) is subject to disclosure and reporting requirements under the Takeover Code.
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
          Banks in India may now allow remittance from India by a person resident in India up to US$200,000, per financial year, for any permitted current or capital account transaction or a combination of both.
General
          Shares of Indian companies represented by American Depository Shares (ADSs) may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulation, as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.
          A registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/ Global Depository Shares (GDSs). However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.
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
Sponsored ADS
          The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs was possible only if the following conditions are satisfied:
•	There have been amendments to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism), Scheme 1993 and primarily the amendments were on the Eligibility of Issuer, Eligibility of Subscriber, Pricing of the offerings, and Voting Rights;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.
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
Eligibility of subscriber: Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) ADS/GDS.
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
Foreign Direct Investment
          Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of Rs. 12,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry. Government of India has recently clarified about the calculation of foreign investment in an Indian Company through direct or indirect routes for such investment.
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
          In terms of Schedule 1 of the Notification No. FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares/compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time. Reserve Bank of India vide circular No. 20 dated December 14, 2007, decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. If the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the NRE/FCNR (B) account, the amount of consideration so received should be refunded immediately to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or approach Reserve Bank of India with an action plan for allotment of equity shares.
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
Overseas investment — Liberalization
•	Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 to read with Circular No. 42 dated May 12, 2005, and dated Sep 26, 2007, of Reserve Bank of India in terms of which an Indian entity was permitted to invest up to 400% of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route.
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
          Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2006 levies a surcharge of 10% on such tax and an additional surcharge called an “education cess” of 3% on such tax and surcharge, after which the dividend distribution tax payable would be 17%. Finance Act 2010 has reduced the rate of surcharge to 7.5% from the present rate of 10%. Finance Act 2011 has proposed to reduce the rate of surcharge to 5% from the present rate of 7.5%, based on which the effective tax on Dividend distributed is 16.22%, further with effect from 01.06.2011, the SEZ developers profits will also be included while calculating the DDT, which was earlier exempt from dividend distribution tax.
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
          Finance Act (No.2) 2009 has abolished surcharge for individual tax payers effective as of April 1, 2009. In the case of resident corporations whose turnover exceeds Rs. 10,000,000 during the relevant financial year, in addition to the above rates, a surcharge of 7.5% will be levied on the above taxes (Finance Act 2011 reduced this surcharge to 5%, effective as of April 1, 2011). An additional surcharge called “education cess” of 3% on the above tax and surcharge is payable in the case of all the assesses.
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
          It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of a foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 2.5% in the case of foreign companies (the Finance Bill 2011 has proposed to reduce the surcharge to 2% with effect from April 1, 2011) and an additional surcharge called “education cess” of 3% on the above tax and surcharge in the case of foreign companies and only an additional surcharge called “education cess” of 3% on the above tax in the case of individuals.
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
          Gift Tax and Estate Duty. The Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx US$561), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. The Finance Act 2009 has inserted a new section 56(vii) w.e.f 01.10.2009 to tax at a maximum rate of 30%, any sum of money or any immovable property received by an Individual or HUF without consideration exceeding Rs. 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.
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
          We do not believe that we satisfy either of the tests for passive foreign investment company status for the year ended March 31, 2011. However, since this determination is made on an annual basis and depends on the value of our ADS, no assurance can be given that we will not be considered a passive foreign investment company in 2011 and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
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
          THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPELTE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR EQUITY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.
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
          As at March 31, 2011, Rs.1 increase/decrease in the spot exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 810 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.
          As at March 31, 2011, 1% change in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 170 increase/decrease in the fair value of cross-currency interest rate swaps.
Interest rate risk
          Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2011, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2011, additional annual interest expense on our floating rate borrowing would amount to approximately Rs. 500.

Credit risk
          Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2010 and 2011, respectively and revenues for the year ended March 31, 2009, 2010 and 2011, respectively. There is no significant concentration of credit risk.
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
Liquidity risk
          Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2011, our cash and cash equivalents are held with major banks and financial institutions.
Item 12. Description of Securities Other Than Equity Securities
Item 12 A. Debt Securities
          Not applicable
Item 12 B. Warrants and Rights
          Not applicable
Item 12 C. Other securities
          Not applicable
Item 12 D. American Depository Shares
Item 12.D.3. Fees and Charges for Holders of American Depository Receipts
          J. P. Morgan Chase Bank, N.A., as depositary for the ADSs (the depositary) collects fees as provided in the Deposit Agreement, as mentioned below:
          “The Depositary may charge each person to whom ADRs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), and each person surrendering ADRs for withdrawal of Deposited Securities, US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv)

expenses of the Depositary in connection with the conversion of foreign currency into US$ (which are paid out of such foreign currency).”
          The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Item 12.D.4. Fees Paid by Depository to the Company
     a. Direct Payments
          J. P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2011, the depositary reimbursed US$1,032,624.94. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the Program prior to the contract term, Company is required to repay to J.P. Morgan amounts reimbursed in prior periods. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed during the year ended March 31, 2011.

Category of Expenses	Amount reimbursed for the year ended March 31, 2011
Legal and accounting fees incurred in connection with preparation of Form 20F and ongoing SEC compliance and listing requirements	US$1,032,624.94
Investor relations	Nil
Advertising and public relations	Nil
Broker reimbursements (1)	(Details provided under Indirect Payments)

1)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders in the Depository Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.
     b. Indirect Payments
          As part of its service to the Company, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US$215,000. J.P. Morgan has also paid the following expenses on our behalf: US$45,671.41
          Under certain circumstances, including termination of the Program prior to contract term, the Company is required to repay to J. P. Morgan amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay during the year ended March 31, 2011.

Category of Expenses	Amount reimbursed for the year ended March 31, 2011
Third party expenses paid directly	US$45,671.41 (Broker reimbursements, postage, printing and DTC report fees)
Service Fees waived	Up to US$215,000 per year
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not Applicable.
Item 15. Controls and Procedures
Disclosure controls and procedures.
          Based on their evaluation as of March 31, 2011, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
          Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards and their interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).
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
          Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2011. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2011.
          Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Equity holders
Wipro Limited:
          We have audited Wipro Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
          In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 16, 2011 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Bangalore, India
June 16, 2011

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
          Our Audit Committee has also adopted an Ombuds process policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees, former employees, consultants, vendors and service providers of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of Company resources. Under this policy, our employees and others are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if they so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Ombuds process policy is available under the investor relations section on our website at www.wipro.com.
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

	Year ended March 31,
	2010		2011
Audit fees	Rs.	82	Rs.	89
Tax fees		36		44
All other fees		11		10

Total	Rs.	129	Rs.	143

          Audit services — comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statement.
          Tax services - comprise fees for tax compliance, tax assessment and tax planning services rendered by the independent registered public accounting firm. These services include corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.
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
Item 17. Financial Statements
          See Item 18.

Item 18. Financial Statements
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
REPORT OF AUDIT COMMITTEE
          The Board of Directors and Stockholders of Wipro Limited
          In connection with the March 31, 2011 consolidated financial statements prepared under International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by the Statement on Auditing Standards No. 114, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by NYSE Listing Standards. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F to be filed with the Securities and Exchange Commission of the United States of America.

Bangalore, India	N.Vaghul	P. M. Sinha	B. C. Prabhakar
June 16, 2011	Chairman	Member	Member

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
     Date: June 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Equity holders
Wipro Limited:
          We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of March 31, 2010 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
          We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Bangalore, India
June 16, 2011

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2010	2011	2011
				Convenience
				Translation
				into US$ in
				millions
				(Unaudited)
				Refer note 2(iv)
ASSETS
Goodwill	5	53,802	54,818	1,231
Intangible assets	5	4,011	3,551	80
Property, plant and equipment	4	53,458	55,094	1,237
Investment in equity accounted investees	16	2,345	2,993	67
Derivative assets	15	1,201	2,984	67
Deferred tax assets	18	1,686	1,467	33
Non-current tax assets	—	3,464	9,239	207
Other non-current assets	11	8,784	8,983	202

Total non-current assets	—	128,751	139,129	3,124

Inventories	9	7,926	9,707	218
Trade receivables	8	50,928	61,627	1,384
Other current assets	11	21,106	19,744	443
Unbilled revenues	—	16,708	24,149	542
Available for sale investments	7	30,420	49,282	1,106
Current tax assets	—	6,596	4,955	111
Derivative assets	15	2,615	1,709	38
Cash and cash equivalents	10	64,878	61,141	1,373

Total current assets	—	201,177	232,314	5,216

TOTAL ASSETS	—	329,928	371,443	8,340

EQUITY
Share capital	—	2,936	4,908	110
Share premium	—	29,188	30,124	676
Retained earnings	—	165,789	203,250	4,563
Share based payment reserve	—	3,140	1,360	31
Other components of equity	—	(4,399)	580	13
Shares held by controlled trust	—	(542)	(542)	(12)

Equity attributable to the equity holders of the Company	—	196,112	239,680	5,381
Non-controlling interest	—	437	691	16

Total equity	—	196,549	240,371	5,397

LIABILITIES
Loans and borrowings	12	18,107	19,759	444
Derivative liabilities	15	2,882	2,586	58
Deferred tax liabilities	18	380	301	7
Non-current tax liabilities	—	3,065	5,021	113
Other non-current liabilities	14	3,233	2,706	61
Provisions	14	100	81	2

Total non-current liabilities	—	27,767	30,454	684

Loans and borrowings and bank overdraft	12	44,404	33,043	742
Trade payables and accrued expenses	13	38,748	44,052	989
Unearned revenues	—	7,462	6,595	148
Current tax liabilities	—	4,850	7,340	165
Derivative liabilities	15	1,375	1,358	30
Other current liabilities	14	6,499	5,906	133
Provisions	14	2,274	2,324	52

Total current liabilities	—	105,612	100,618	2,259

TOTAL LIABILITIES	—	133,379	131,072	2,943

TOTAL EQUITY AND LIABILITIES	—	329,928	371,443	8,340

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2009	2010	2011	2011
					Convenience
					Translation
					into US$ in
					millions
					(Unaudited)
					Refer note 2(iv)
Revenues	21	256,891	271,957	310,542	6,972
Cost of revenues	22	(180,215)	(186,299)	(212,808)	(4,778)

Gross profit		76,676	85,658	97,734	2,194

Selling and marketing expenses	22	(17,313)	(18,608)	(22,172)	(498)
General and administrative expenses	22	(14,510)	(14,823)	(18,339)	(412)
Foreign exchange gains / (losses), net		(1,553)	(383)	445	10

Results from operating activities		43,300	51,844	57,668	1,295

Finance expense	23	(3,824)	(1,324)	(1,933)	(43)
Finance and other income	24	5,057	4,360	6,652	149
Share of profits of equity accounted investees	16	362	530	648	15

Profit before tax		44,895	55,410	63,035	1,415

Income tax expense	18	(6,035)	(9,294)	(9,714)	(218)

Profit for the year		38,860	46,116	53,321	1,197

Attributable to:
Equity holders of the Company		38,761	45,931	52,977	1,189
Non-controlling interest		99	185	344	8

Profit for the year		38,860	46,116	53,321	1,197

Earnings per equity share:	25
Basic		15.99	18.91	21.74	0.49
Diluted		15.90	18.75	21.61	0.49

Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,423,558,482	2,429,025,243	2,436,440,633	2,436,440,633
Diluted		2,437,464,403	2,449,658,532	2,451,154,154	2,451,154,154
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2009	2010	2011	2011
					Convenience
					Translation
					into US$ in
					millions
					(Unaudited)
					Refer note 2(iv)
Profit for the year		38,860	46,116	53,321	1,197

Other comprehensive income, net of taxes:
Foreign currency translation differences:
Translation difference relating to foreign operations	17	8,992	(5,522)	1,222	27
Net change in fair value of hedges of net investment in foreign operations	17	(7,427)	4,202	20	—
Net change in fair value of cash flow hedges	15, 18	(13,436)	9,841	3,684	83
Net change in fair value of available for sale investments	7, 18	(320)	(50)	29	1

Total other comprehensive income, net of taxes		(12,191)	8,471	4,955	111

Total comprehensive income for the year		26,669	54,587	58,276	1,308

Attributable to:
Equity holders of the Company		26,548	54,447	57,956	1,301
Non-controlling interest		121	140	320	7

		26,669	54,587	58,276	1,308

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rupees in millions, except share and per share data, unless otherwise stated)

										Equity
										attributable
						Other components of equity				to the
					Share	Foreign	Cash		Shares	equity
					based	currency	flow		held by	holders of	Non-
		Share	Share	Retained	payment	translation	hedging	Other	controlled	the	controlling	Total
	No. of shares	capital	premium	earnings	reserve	reserve	reserve	reserve	Trust	Company	interest	equity
As at April 1, 2008	1,461,453,320	2,923	25,373	94,728	3,149	(10)	(1,097)	404	—	125,469	116	125,585
Cash dividend paid (including dividend tax thereon)	—	—	—	(6,842)	—	—	—	—	—	(6,842)	—	(6,842)
Issue of equity shares on exercise of options	2,558,623	5	1,367	—	(1,272)	—	—	—	—	100	—	100
Profit for the year	—	—	—	38,761	—	—	—	—	—	38,761	99	38,860
Other comprehensive income	—	—	—	—	—	1,543	(13,436)	(320)	—	(12,213)	22	(12,191)
Shares issued and held by controlled trust	968,803	2	540	—	—	—	—	—	(542)	—	—	—
Compensation cost related to employee share based payment	—	—	—	—	1,868	—	—	—	—	1,868	—	1,868

As at March 31, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381

As at April 1, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381
Cash dividend paid (including dividend tax thereon)	—	—	—	(6,788)	—	—	—	—	—	(6,788)	—	(6,788)
Issue of equity shares on exercise of options	3,230,443	6	1,908	—	(1,908)	—	—	—	—	6	—	6
Profit for the year	—	—	—	45,931	—	—	—	—	—	45,931	185	46,116
Other comprehensive income	—	—	—	—	—	(1,275)	9,841	(50)	—	8,516	(45)	8,471
Infusion of capital,	—	—	—	—	—	—	—	—	—	—	60	60
Compensation cost related to employee share based payment	—	—	—	—	1,302	—	—	—	—	1,302	—	1,302

As at March 31, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rupees in millions, except share and per share data, unless otherwise stated)

										Equity
										attributable
						Other components of equity				to the
					Share	Foreign	Cash		Shares	equity
					based	currency	flow		held by	holders of	Non-
		Share	Share	Retained	payment	translation	hedging	Other	controlled	the	controlling	Total
	No. of shares	capital	premium	earnings	reserve	reserve	reserve	reserve	Trust	Company	interest	equity
As at April 1, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549
Cash dividend paid (including dividend tax thereon)	—	—	—	(15,516)	—	—	—	—	—	(15,516)	(66)	(15,582)
Issue of shares in form of stock dividend	979,765,124	1,960	(1,960)	—	—	—	—	—	—	—	—	—
Issue of equity shares on exercise of options	6,432,832	12	2,896	—	(2,872)	—	—	—	—	36	—	36
Profit for the year	—	—	—	52,977	—	—	—	—	—	52,977	344	53,321
Other comprehensive income	—	—	—	—	—	1,266	3,684	29	—	4,979	(24)	4,955
Compensation cost related to employee share based payment	—	—	—	—	1,092	—	—	—	—	1,092	—	1,092

As at March 31, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371

Convenience translation into US $ in millions (Unaudited) Refer note 2(iv)		110	676	4,563	31	34	(23)	1	(12)	5,381	16	5,397
The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Rupees in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2009	2010	2011	2011
				Convenience
				Translation
				into US$ in
				millions
				(Unaudited)
				Refer note
				2(iv)
Cash flows from operating activities:
Profit for the year	38,860	46,116	53,321	1,197
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(28)	(43)	(131)	(3)
Depreciation and amortization	6,948	7,831	8,211	184
Exchange (gain) / loss	3,728	(1,462)	1,036	23
Impact of cash flow/net investment hedging activities	(12,196)	6,017	4,389	99
Gain on sale of investments	(681)	(308)	(192)	(4)
Share based compensation	1,868	1,302	1,092	25
Income tax expense	6,035	9,294	9,714	218
Share of profits of equity accounted investees	(362)	(530)	(648)	(15)
Dividend and interest (income)/expenses, net	(1,331)	(2,820)	(5,684)	(128)
Changes in operating assets and liabilities:
Trade receivables	(8,024)	(2,150)	(10,699)	(240)
Unbilled revenues	(5,594)	(2,600)	(7,441)	(167)
Inventories	(922)	(218)	(1,781)	(40)
Other assets	(1,663)	(2,203)	(5,451)	(122)
Trade payables and accrued expenses	12,260	(66)	5,840	131
Unearned revenues	2,465	(1,272)	(867)	(19)
Other liabilities and provisions	1,986	2,024	(979)	(22)

Cash generated from operating activities before taxes	43,349	58,912	49,730	1,117
Income taxes paid, net	(7,250)	(7,914)	(9,293)	(209)

Net cash generated from operating activities	36,099	50,998	40,437	908

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(16,746)	(12,631)	(12,211)	(274)
Proceeds from sale of property, plant and equipment	358	397	521	12
Purchase of available for sale investments	(342,717)	(340,891)	(474,476)	(10,653)
Proceeds from sale of available for sale investments	341,687	325,770	456,894	10,258
Investment in inter-corporate deposits	(3,750)	(10,750)	(14,290)	(321)
Refund of inter-corporate deposits	—	4,950	20,100	451
Payment for business acquisitions, net of cash acquired	(6,679)	(4,399)	(140)	(3)
Interest received	1,398	2,297	3,960	89
Dividend received	2,266	1,442	2,403	54

Net cash used in investing activities	(24,183)	(33,815)	(17,239)	(387)

Cash flows from financing activities:
Proceeds from issuance of equity shares	100	6	25	1
Proceeds from issuance of equity shares by a subsidiary	—	60	—	—
Repayment of loans and borrowings	(80,251)	(55,661)	(82,718)	(1,857)
Proceeds from loans and borrowings	86,121	63,011	72,596	1,630
Interest paid on loans and borrowings	(2,400)	(1,194)	(696)	(16)
Payment of cash dividend (including dividend tax thereon)	(6,829)	(6,823)	(15,585)	(350)

Net cash used in financing activities	(3,259)	(601)	(26,378)	(592)

Net increase / (decrease) in cash and cash equivalents during the year	8,657	16,582	(3,180)	(71)
Effect of exchange rate changes on cash and cash equivalents	663	(1,258)	523	12
Cash and cash equivalents at the beginning of the year	38,912	48,232	63,556	1,427

Cash and cash equivalents at the end of the year (Note 10)	48,232	63,556	60,899	1,367

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Rupees in millions, except share and per share data, unless otherwise stated)
1. The Company overview
     Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Outsourcing (“BPO”) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure engineering.
     Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore — 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by Audit Committee on June 16, 2011.
2. Basis of preparation of financial statements
(i) Statement of compliance
     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
(ii) Basis of preparation
     These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS). Accounting policies have been applied consistently to all periods presented in these financial statements.
     The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes to the consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these consolidated financial statements.
     All amounts included in the consolidated financial statements are reported in millions of Indian rupees (Rupees in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.
(iii) Basis of measurement
     The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
     a. Derivative financial instruments; and
     b. Available-for-sale financial assets;
(iv)	Convenience translation (unaudited)
     The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2011, have been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 44.54, as published by Federal Reserve Board of New York on March 31, 2011. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
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

     Estimates and underlying assumptions are reviewed on a periodic basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. To date, the Company has not incurred a material loss on any fixed-price and fixed-timeframe contract.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though, the Company considers all these issues in estimating income taxes, there could be an unfavorable resolution of such issues.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combination, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.
3. Significant accounting policies
(i) Basis of consolidation
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
(ii) Functional and presentation currency
     Items included in the consolidated financial statements of each of the Company’s subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian Rupee, the national currency of India, which is the functional currency of Wipro Limited and its domestic subsidiaries and equity accounted investees.
(iii) Foreign currency transactions and translation
     a) Transactions and balances
     Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities. Gains/losses relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense except foreign exchange gains/losses on short-term borrowings, which are considered as a natural economic hedge for the foreign currency monetary assets are classified and reported within foreign exchange gains/(losses), net within results from operating activities. Non monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.
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
     Non derivative financial instruments are recognized initially at fair value including any directly attributable transaction costs. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.
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
     B. Available-for-sale financial assets
     The Company has classified investments in liquid mutual funds, equity securities, other than equity accounted investees and certain debt securities (primarily certificate of deposits with banks) as available-for-sale financial assets. These investments are measured at fair value and changes therein are recognized in other comprehensive income and presented within equity. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss in equity is transferred to statement of income.
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
     A. Cash flow hedges
     Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

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
     C. Others
     Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges or hedges of net investment in foreign operations and the ineffective portion of cash flow hedges are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.
     Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.
(v) Equity and share capital
     a) Share capital and share premium
     The Company has only one class of equity shares. The authorized share capital of the Company is 2,650,000,000 equity shares, par value Rs. 2 per share. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.
     Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.
     b) Shares held by controlled trust (Treasury shares)
     The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury Shares. The Company has 8,930,563 and 14,884,272 treasury shares as of March 31, 2010 and 2011, respectively. Treasury shares are recorded at acquisition cost.
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
     f) Foreign currency translation reserve
     The exchange difference arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of intercompany receivables or payables relating to foreign operations, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, and presented within equity in the FCTR.

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
(vi) Property, plant and equipment
     a) Recognition and measurement
     Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. Borrowing costs directly attributable to the construction or production of a qualifying asset are capitalized as part of the cost.
     b) Depreciation
     The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. The estimated useful life of assets are reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets for the current and comparative period are as follows:

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
(vii) Business combination, Goodwill and Intangible assets
          Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.
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
     b) Arrangements where the Company is the lessor
     In certain arrangements, the Company recognizes revenue from the sale of products given under finance leases. The Company records gross finance receivables, unearned income and the estimated residual value of the leased equipment on consummation of such leases. Unearned income represents the excess of the gross finance lease receivable plus the estimated residual value over the sales price of the equipment. The Company recognizes unearned income as financing revenue over the lease term using the effective interest method.
(ix) Inventories
     Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the weighted average method.
(x) Impairment
     a) Financial assets
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
     d) Compensated absences
     The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilized accumulating compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. The Company recognizes actuarial gains and losses immediately in the statement of income.
(xii) Share based payment transaction
     Employees of the Company receive remuneration in the form of equity settled instruments, for rendering services over a defined vesting period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the statement of income with a corresponding increase to the share based payment reserve, a component of equity.
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
(xiv) Revenue
     The Company derives revenue primarily from software development and related services, BPO services, sale of IT and other products.
     a) Services

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
C. Maintenance contract
     Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.
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

(xv) Finance expense
     Finance expense comprise interest cost on borrowings, impairment losses recognized on financial assets, gains / losses on translation or settlement of foreign currency borrowings and changes in fair value and gains / losses on settlement of related derivative instruments except foreign exchange gains/(losses), net on short-term borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/(losses), net within results from operating activities. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.
(xvi) Finance and other income
     Finance and other income comprises interest income on deposits, dividend income and gains / losses on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.
(xvii) Income tax
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
     Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
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

New Accounting standards adopted by the Company
          The Company adopted IFRS 3, “Business Combinations” (“IFRS 3,(2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27, (2008)”) effective April 1, 2010. The revisions result in several changes in the accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non- controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In respect of business combinations achieved in stages, any previously held equity interest in the acquiree is re-measured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in the statement of income. Acquisition-related costs are expensed in the period incurred. Adoption of IFRS 3 (2008) and IAS 27, (2008), did not have a material effect on these consolidated financial statements.
          The Company adopted an amendment to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” (“amendment to IAS 39”) effective April 1, 2010. The amendment addresses the designation of a one-sided risk in a hedged item in particular situations. The amendment applies to hedging relationships within the scope of IAS 39. Adoption of this amendment did not have a material effect on these consolidated financial statements.
New Accounting standards not yet adopted by the Company
          In November 2009, the IASB issued an amendment to IAS 24 (revised 2009) “Related Party Disclosures” (“IAS 24”). The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The revision is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.
          In November 2009, the IASB issued IFRS 9 “Financial Instruments on the classification and measurement of financial assets”. The new standard represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.
          In October, 2010, the IASB issued an amendment to IFRS 7 “Disclosures — Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.
          In May 2010, the IASB issued “Improvements to IFRSs (2010 Improvements)” — a collection of eleven amendments to six International Financial Reporting Standards and to one interpretation — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard are mainly applicable to the Company from fiscal year beginning on or after January 1, 2011. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.
4. Property, plant and equipment

							Furniture
					Plant and		fixtures and
	Land		Buildings		machinery*		equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2009	Rs.	2,740	Rs.	15,384	Rs.	41,623	Rs.	8,113	Rs.	2,853	Rs.	70,713
Translation adjustment		(6)		(130)		(1,126)		(49)		(4)		(1,315)
Additions		60		4,160		6,744		1,959		459		13,382
Acquisition through business combination		—		—		6		9		2		17
Disposal / adjustments		—		(55)		(590)		(177)		(381)		(1,203)

As at March 31, 2010	Rs.	2,794	Rs.	19,359	Rs.	46,657	Rs.	9,855	Rs.	2,929	Rs.	81,594

Accumulated depreciation/impairment:
As at April 1, 2009	Rs.	—	Rs.	1,631	Rs.	26,728	Rs.	4,539	Rs.	1,748	Rs.	34,646

							Furniture
					Plant and		fixtures and
	Land		Buildings		machinery*		equipment		Vehicles		Total
Translation adjustment		—		(58)		(716)		(30)		7		(797)
Depreciation		—		426		5,329		1,106		512		7,373
Disposal / adjustments		—		(1)		(346)		(118)		(263)		(728)

As at March 31, 2010	Rs.	—	Rs.	1,998	Rs.	30,995	Rs.	5,497	Rs.	2,004	Rs.	40,494

Capital work-in-progress												12,358

Net carrying value as at March 31, 2010											Rs.	53,458

Gross carrying value:
As at April 1, 2010	Rs.	2,794	Rs.	19,359	Rs.	46,657	Rs.	9,855	Rs.	2,929	Rs.	81,594
Translation adjustment		17		117		337		68		11		550
Additions		943		3,533		8,360		1,692		117		14,645
Disposal / adjustments		—		(41)		(1,145)		(591)		(458)		(2,235)

As at March 31, 2011	Rs.	3,754	Rs.	22,968	Rs.	54,209	Rs.	11,024	Rs.	2,599	Rs.	94,554

Accumulated depreciation/impairment:
As at April 1, 2010	Rs.	—	Rs.	1,998	Rs.	30,995	Rs.	5,497	Rs.	2,004	Rs.	40,494
Translation adjustment		—		50		231		45		14		340
Depreciation		—		493		5,500		1,271		455		7,719
Disposal / adjustments		—		(39)		(1,077)		(375)		(354)		(1,845)

As at March 31, 2011	Rs.	—	Rs.	2,502	Rs.	35,649	Rs.	6,438	Rs.	2,119	Rs.	46,708

Capital work-in-progress												7,248

Net carrying value as at March 31, 2011											Rs.	55,094

*	Including net carrying value of computer equipment and software amounting to Rs. 2,928 and Rs. 4,397 as at March 31, 2010 and 2011, respectively.
          Interest capitalized by the Company was Rs. 95 and Rs. 66 for the year ended March 31, 2010 and 2011, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2010 and 2011 are 4.32% and 4.23%, respectively.
5. Goodwill and Intangible assets
          The movement in goodwill balance is given below:

	Year ended March 31,
	2010		2011
Balance at the beginning of the year	Rs.	56,143	Rs.	53,802
Translation adjustment		(4,917)		962
Acquisition through business combination, net		2,576		54

Balance at the end of the year	Rs.	53,802	Rs.	54,818

          The Company has recognized additional goodwill as a result of earn-out provisions from business combinations consummated in fiscal years 2006 and 2007 (contingent consideration) amounting to Rs. 1,624 and Rs. 54 during the year ended March 31, 2010 and 2011, respectively.
          Goodwill as at March 31, 2010 and 2011 has been allocated to the following reportable segments:

	As at March 31,
Segment	2010		2011
IT Services	Rs.	39,056	Rs.	39,098
IT Products		476		472
Consumer Care and Lighting		12,670		13,475
Others		1,600		1,773

Total	Rs.	53,802	Rs.	54,818

     The goodwill held in the Infocrossing, Healthcare and Unza cash generating units (CGU) are considered significant in comparison to the total carrying amount of goodwill as at March 31, 2011. The goodwill held in these CGUs are as follows:

	As at March 31,
CGUs	2011
Infocrossing	Rs.	11,592
Healthcare		9,959
Unza		12,492

     The movement in intangible assets is given below:

	Intangible assets
	Customer		Marketing
	related		related		Total
Gross carrying value:
As at April 1, 2009	Rs.	1,629	Rs.	2,911	Rs.	4,540
Translation adjustment		(19)		(174)		(193)
Acquisition through business combination		322		691		1,013
Additions		—		36		36

As at March 31, 2010	Rs.	1,932	Rs.	3,464	Rs.	5,396

Accumulated amortization and impairment:
As at April 1, 2009	Rs.	91	Rs.	956	Rs.	1,047
Translation adjustment		—		(48)		(48)
Amortization		301		85		386

As at March 31, 2010	Rs.	392	Rs.	993	Rs.	1,385

Net carrying value as at March 31, 2010	Rs.	1,540	Rs.	2,471	Rs.	4,011

Gross carrying value:
As at April 1, 2010	Rs.	1,932	Rs.	3,464	Rs.	5,396
Translation adjustment		11		(105)		(94)
Additions		—		36		36

As at March 31, 2011	Rs.	1,943	Rs.	3,395	Rs.	5,338

Accumulated amortization and impairment:
As at April 1, 2010	Rs.	392	Rs.	993	Rs.	1,385
Translation adjustment		—		(48)		(48)
Amortization		341		109		450

As at March 31, 2011	Rs.	733	Rs.	1,054	Rs.	1,787

Net carrying value as at March 31, 2011	Rs.	1,210	Rs.	2,341	Rs.	3,551
          Net carrying value of marketing-related intangibles includes indefinite life intangible assets (brands and trade-marks) of Rs. 691 and Rs. 660 as of March 31, 2010 and 2011, respectively.
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
          As of March 31, 2011, the estimated remaining amortization period for customer-related intangibles acquired on acquisition of Citi Technology Services Limited is approximately 3.75 years and the estimated remaining amortization period for customer-related intangibles acquired on acquisition of Lornamead is approximately 9 years.
          Goodwill and indefinite life intangible were tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The useful life of the trademark and brand in respect of the acquired Wipro Yardley FZE (Formerly known as Lornamead FZE) and Wipro Yardley Consumer Care Private Limited (Formerly known as Lornamead Personal Care Private Limited) has been determined to be indefinite life intangible assets. For the purpose of impairment testing, indefinite life intangible are allocated to the Yardley businesses. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIUs include:
a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: [2.5%-6%]. These long-term growth rates takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.
c)	The discount rates used are based on the Company’s weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks [10%-17%].
d)	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from [10% — 17%]. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from [12.3% — 19.5%].
          Based on the above, no impairment was identified as of March 31, 2011 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2011 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.
6. Business combination
          Science Applications International Corporation
          On April 1, 2011, the Company entered into a definitive agreement to acquire the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”). SAIC’s global oil and gas practice provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. The business unit was acquired for cash consideration of approximately US$150 million. The Company believes that the acquisition will further strengthen Wipro’s presence in the Energy, Natural Resources and Utilities domain.
          The acquisition was completed on June 10, 2011 (“acquisition date”), after receipt of regulatory approvals. The Company is in the process of allocating the purchase consideration to identifiable assets and liabilities and therefore it is impracticable to provide the other disclosures as required under IFRS 3 (2008) “Business Combinations” as of the date of filing of this Form 20-F for the year ended March 31, 2011.
          A summary of the acquisitions completed during the years ended March 31, 2009 and 2010 is given below

Name of entity and effective		Management’s assessment of business
date of acquisition	Nature of business	rationale

Citi Technology Services Limited (Subsequently renamed as Wipro Technology Services Limited — WTS) (January 2009)	India based provider of information technology services and solutions to Citi Group worldwide	Enhance Company’s capabilities to address Technology Infrastructure Services (TIS) and Application Development and Maintenance Services (ADM) in the financial services industry.

Lornamead (December 2009)	Operates in the personal care category marketing fragrance products, bath and shower products and skin care products	Enhance Company’s strong brand portfolio of personal care products.
     The total purchase price has been allocated to the acquired assets and liabilities as follows:

	Purchase
	consideration				Deferred
	including				tax		Intangible
Name of entity	earn-outs		Net assets		liabilities		assets		Goodwill
WTS	Rs.	6,205	Rs.	1,672	Rs.	(461)	Rs.	1,413	Rs.	3,581
Lornamead		2,340		308	—			1,013		1,019

Total	Rs.	8,545	Rs.	1,980	Rs.	(461)	Rs.	2,426	Rs.	4,600

7. Available for sale investments
          Available for sale investments consists of the following:

	As at March 31, 2010							As at March 31, 2011
			Gross gain		Gross loss					Gross gain			Gross loss
			recognized		recognized					recognized			recognized
			directly in		directly in					directly in			directly in	Fair
	Cost		equity		equity	Fair Value		Cost		equity			equity	Value
Investment in liquid and short-term mutual funds and others	Rs.	19,279	Rs.	52	Rs. (4)	Rs.	19,327	Rs.	37,013	Rs.	126	Rs.	(49)	Rs.	37,090
Certificate of deposits		11,088		5	—		11,093		12,189		17		(14)		12,192

Total	Rs.	30,367	Rs.	57	Rs. (4)	Rs.	30,420	Rs.	49,202	Rs.	143	Rs.	(63)	Rs.	49,282

8. Trade receivables

	As at March 31,
	2010		2011
Trade receivables	Rs.	53,255	Rs.	64,221
Allowance for doubtful accounts receivable		(2,327)		(2,594)

	Rs.	50,928	Rs.	61,627

          The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2010		2011
Balance at the beginning of the year	Rs.	1,919	Rs.	2,327
Additions during the year, net		566		399
Uncollectable receivables charged against allowance		(158)		(132)

Balance at the end of the year	Rs.	2,327	Rs.	2,594

9. Inventories
          Inventories consist of the following:

	As at March 31,
	2010		2011
Stores and spare parts	Rs.	1,001	Rs.	1,125
Raw materials and components		2,212		3,217
Work in progress		776		1,109
Finished goods		3,937		4,256

	Rs.	7,926	Rs.	9,707

10. Cash and cash equivalents
          Cash and cash equivalents as of March 31, 2009, 2010 and 2011 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2009		2010		2011
Cash and bank balances	Rs.	22,944	Rs.	24,155	Rs.	27,628
Demand deposits with banks(1)		26,173		40,723		33,513

	Rs.	49,117	Rs.	64,878	Rs.	61,141

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
          Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at March 31,
	2009		2010		2011
Cash and cash equivalents (as per above)	Rs.	49,117	Rs.	64,878	Rs.	61,141
Bank overdrafts		(885)		(1,322)		(242)

	Rs.	48,232	Rs.	63,556	Rs.	60,899

11. Other assets

	As at March 31,
	2010		2011
Current
Interest bearing deposits with corporates(1)	Rs.	10,050	Rs.	4,240
Prepaid expenses		2,923		4,620
Due from officers and employees		1,244		1,110
Finance lease receivables		632		2,411
Advance to suppliers		1,194		1,407
Deferred contract costs		943		1,503
Interest receivable		822		393
Deposits		1,057		603
Balance with excise and customs		917		1,570
Non-convertible debentures		155		815
Others		1,169		1,072

	Rs.	21,106	Rs.	19,744

Non current
Prepaid expenses including rentals for leasehold land	Rs.	3,059	Rs.	2,423
Finance lease receivables		3,810		4,839
Deposits		724		1,680
Non-convertible debentures		1,159		—
Others		32		41

	Rs.	8,784	Rs.	8,983

Total	Rs.	29,890	Rs.	28,727

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
          Finance lease receivables
          Finance lease receivables consist of assets that are leased to customers, with lease payments due in monthly, quarterly or semi-annual installments for periods ranging from 3 to 5 years. Details of finance lease receivables are given below:

					Present value of
	Minimum lease				minimum lease
	payment				payment
	As at March 31,				As at March 31,
	2010		2011		2010		2011
Not later than one year	Rs.	774	Rs.	2,523	Rs.	608	Rs.	2,350
Later than one year but not later than five years		4,652		6,129		3,675		4,723
Unguaranteed residual values		190		199		159		177

Gross investment in lease		5,616		8,851		—		—
Less: Unearned finance income		(1,174)		(1,601)		—		—

Present value of minimum lease payment receivable	Rs.	4,442	Rs.	7,250	Rs.	4,442	Rs.	7,250

Included in the financial statements as follows:
Current finance lease receivables		—		—	Rs.	632	Rs.	2,411
Non-current finance lease receivables		—		—		3,810		4,839

12. Loans and borrowings
          Short-term loans and borrowings
          The Company had short-term borrowings including bank overdrafts amounting to Rs. 43,836 and Rs. 31,694 as at March 31, 2010 and 2011, respectively. Short-term borrowings from banks as of March 31, 2011 primarily consist of lines of credit of approximately Rs. 22,177, US$939 million, SEK 85 million, SAR 90 million, Euro 20 million, GBP 21 million, IDR (Indonesian Rupee) 5,005 million, MYR (Malaysian Ringgit) 25 million and RM (Chinese Yuan) 28 million from bankers primarily for working capital requirements. As of March 31, 2011, the Company has unutilized lines of credit aggregating Rs. 16,584, US$393 million, SEK 66 million, SAR 90 million, GBP 21 million, IDR 5,005 million, and MYR 25 million, respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.
          The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 25,497 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2011, an amount of Rs. 5,656 was unutilized out of these non-fund based facilities.
          Long-term loans and borrowings
          A summary of long- term loans and borrowings is as follows:

	As at March 31, 2010			As at March 31, 2011
	Foreign			Foreign
	currency			currency
	in	Indian		in	Indian		Interest
Currency	millions	Rupee		millions	Rupee		rate	Final maturity
Unsecured external commercial borrowing Japanese Yen	35,016	Rs.	16,844	35,016	Rs.	18,861	2.04%	2013

Unsecured term loan
Indian Rupee	NA		509	NA		366	6.05%	2014
Saudi Riyals	—		—	66		786	1.25%	2011
Others			445			354	0-2%	2011–2017

Other secured term loans			165			106	1.46 - 4.5%	2011–2016

		Rs.	17,963		Rs.	20,473

Obligations under finance leases			712			635

		Rs.	18,675		Rs.	21,108

Current portion of long term loans and borrowings		Rs.	568		Rs.	1,349
Non-current portion of long term loans and borrowings			18,107			19,759
          The Company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and has designated a portion of these as hedge of net investment in foreign operation.
          The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2011, the Company has met the covenants under these arrangements.
          A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 2,119 and Rs. 2,067 as at March 31, 2010 and 2011, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.
          Interest expense was Rs. 1,232 and Rs. 776 for the year ended March 31, 2010 and 2011, respectively.
          The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2010 and 2011:

					Present value of minimum lease
	Minimum lease payment				payment
	As at March 31,				As at March 31,
	2010		2011		2010		2011

Not later than one year	Rs.	257	Rs.	242	Rs.	228	Rs.	203
Later than one year but not later than five year		461		396		425		372
Later than five years		62		63		59		60

Total minimum lease payments		780		701		—		—
Less: Amount representing interest		(68)		(66)		—		—

Present value of minimum lease payments	Rs.	712	Rs.	635	Rs.	712	Rs.	635

Included in the financial statements as follows:
Current finance lease payables					Rs.	228	Rs.	203
Non-current finance lease payables						484		432

13. Trade payables and accrued expenses
          Trade payables and accrued expenses consist of the following:

	As at March 31,
	2010		2011
Trade payables	Rs.	19,133	Rs.	20,618
Accrued expenses		19,615		23,434

	Rs.	38,748	Rs.	44,052

14. Other liabilities and provisions

	As at March 31,
	2010		2011
Other liabilities:
Current:
Statutory and other liabilities	Rs.	4,001	Rs.	4,046
Advance from customers		1,786		1,049
Others		712		811

	Rs.	6,499	Rs.	5,906

Non-current:
Employee benefit obligations	Rs.	2,967	Rs.	2,633
Others		266		73

	Rs.	3,233	Rs.	2,706

Total	Rs.	9,732	Rs.	8,612

	As at March 31,
	2010		2011
Provisions:
Current:
Provision for warranty	Rs.	511	Rs.	467
Others		1,763		1,857

	Rs.	2,274	Rs.	2,324

Non-current:
Provision for warranty	Rs.	100	Rs.	81

Total	Rs.	2,374	Rs.	2,405

     Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.
     A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2011
	Provision for
	warranty		Others		Total
Balance at the beginning of the year	Rs.	611	Rs.	1,763	Rs.	2,374
Additional provision during the year, net		532		149		681
Provision used during the year		(595)		(55)		(650)

Balance at the end of the year	Rs.	548	Rs.	1,857	Rs.	2,405

15. Financial instruments
          Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2010		2011
Assets:
Trade receivables	Rs.	50,928	Rs.	61,627
Unbilled revenues		16,708		24,149
Cash and cash equivalents		64,878		61,141
Available for sale financial investments		30,420		49,282
Derivative assets		3,816		4,693
Other assets		20,124		16,995

Total	Rs.	186,874	Rs.	217,887

Liabilities:
Loans and borrowings	Rs.	62,511	Rs.	52,802
Trade payables and accrued expenses		38,748		44,052
Derivative liabilities.		4,257		3,944
Other liabilities		126		140

Total	Rs.	105,642	Rs.	100,938

          By Category (Carrying value/Fair value):

	As at March 31,
	2010		2011
Assets:
Loans and receivables	Rs.	152,638	Rs.	163,912
Derivative assets		3,816		4,693
Available for sale financial assets		30,420		49,282

Total	Rs.	186,874	Rs.	217,887

Liabilities:
Financial liabilities at amortized cost	Rs.	62,511	Rs.	52,802
Trade and other payables		38,874		44,192
Derivative liabilities		4,257		3,944

Total	Rs.	105,642	Rs.	100,938

          Fair Value
          The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for expected losses on these receivables. As of March 31, 2010 and 2011, the carrying value of such receivables, net of allowances approximates the fair value.
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
          Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)
          The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2010								As at March 31, 2011
			Fair value measurements at								Fair value measurements at
			reporting date using								reporting date using
Particulars	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments
- Cash flow hedges	Rs.	2,684	Rs.	—	Rs.	2,684	Rs.	—	Rs.	1,991	Rs.	—	Rs.	1,991	Rs.	—
- Net investment hedges		702		—		702		—		1,523		—		1,523		—
- Others		430		—		430		—		1,179		—		1,179		—
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		19,157		19,157		—		—		25,246		25,246		—		—
- Investment in certificate of deposits and other investments		11,263		—		11,263		—		24,036		—		24,036		—
Liabilities
Derivative instruments
- Cash flow hedges		1,818		—		1,818		—		1,504		—		1,504		—
- Net investment hedges		1,578		—		1,578		—		1,701		—		1,701		—
- Others		861		—		861		—		739		—		739		—
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
          The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2010		2011
Designated derivative instruments
Sell	US$	1,518	US$	901
		€—		€2
		£31		£21
		¥4,578		¥3,026
	AUD	7	AUD	4
	CHF	—	CHF	6
Net investment hedges in foreign operations
Cross-currency swaps		¥26,014		¥24,511
Others	US$	262	US$	262
		€40		€40
Non designated derivative instruments
Sell	US$	45	US$	526
		£38		£40
		€29		€48
	AUD	—	AUD	13

Buy	US$	492	US$	617

Cross currency swaps		¥7,000		¥7,000

     The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2010		2011
Balance as at the beginning of the year	Rs.	(16,886)	Rs.	(4,954)
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions(1)		5,201		4,041
Deferred cancellation gains/(losses) relating to roll — over hedging		551		222
Changes in fair value of effective portion of derivatives		6,180		(535)

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	11,932	Rs.	3,728

Balance as at the end of the year	Rs.	(4,954)	Rs.	(1,226)

(1)	On occurrence of hedge transactions, net (gain)/loss was included as part of revenues.
          The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2011 are expected to occur and reclassified to the statement of income over a period of 2 years.
          As at March 31, 2010 and 2011, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
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
          In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. The Company has transferred trade receivables with recourse obligation (credit risk) and accordingly, in such cases the amounts received are recorded as borrowings in the statement of financial position and cash flows from financing activities. As at March 31, 2010 and 2011, the maximum amount of recourse obligation in respect of the transferred financial assets (recorded as borrowings) is Rs. 657 and Rs. 1,085, respectively.
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
Risk Management Procedures
          The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and the Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

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
     The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward / option contracts to hedge forecasted cash flows denominated in foreign currency.
     The Company has designated certain derivative instruments as cash flow hedge to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company has also designated a combination of foreign currency borrowings and related cross-currency swaps and other foreign currency derivative instruments as hedge of its net investment in foreign operations.
     As at March 31, 2010 and 2011, Rs.1 increase / decrease in the exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 1,071 and Rs. 810 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments, respectively.
     As at March 31, 2010 and 2011, 1% change in the exchange rate between U.S. dollar and Yen would result in approximately Rs. 160 and Rs. 170 increase/decrease in the fair value of cross-currency interest rate swaps, respectively.
     The below table presents foreign currency risk from non derivative financial instruments as of March 31, 2010 and 2011:

	As at March 31, 2010
					Pound		Japanese		Other
	US$		Euro		Sterling		Yen		currencies#		Total
Trade receivables	Rs.	20,639	Rs.	4,607	Rs.	3,879	Rs.	269	Rs.	343	Rs.	29,737
Unbilled revenues		4,986		67		269		—		4		5,326
Cash and cash equivalents		14,709		346		446		175		77		15,753
Other assets		705		408		201		33		2		1,349

Loans and borrowings	Rs.	(34,856)	Rs.	(1,007)	Rs.	(341)	Rs.	(16,839)	Rs.	(361)	Rs.	(53,404)
Trade payables and accrued expenses		(14,442)		(1,940)		(1,530)		(227)		(196)		(18,335)
Other liabilities		(20)		—		—		—		—		(20)

Net assets / (liabilities)	Rs.	(8,279)	Rs.	2,481	Rs.	2,924	Rs.	(16,589)	Rs.	(131)	Rs.	(19,594)

	As at March 31, 2011
					Pound		Japanese		Other
	US$		Euro		Sterling		Yen		currencies#		Total
Trade receivables	Rs.	24,408	Rs.	5,123	Rs.	4,821	Rs.	370	Rs.	3,237	Rs.	37,959
Unbilled revenues		13,605		239		494		—		271		14,609
Cash and cash equivalents		22,463		1,863		1,949		290		1,414		27,979
Other assets		187		311		63		2		126		689

Loans and borrowings	Rs.	(27,544)	Rs.	(1,322)	Rs.	—	Rs.	(18,861)	Rs.	—	Rs.	(47,727)
Trade payables and accrued expenses		(10,770)		(2,063)		(1,407)		(357)		(162)		(14,759)
Other liabilities		—		—		—		—		—		—

Net assets / (liabilities)	Rs.	22,349	Rs.	4,151	Rs.	5,920	Rs.	(18,556)	Rs.	4,886	Rs.	18,750

#	Other currencies reflects currencies such as Singapore dollars, Saudi Arabian riyals etc.
          As at March 31, 2010 and 2011 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact our result from operating activities by approximately Rs. (196) and Rs. 187 respectively.

Interest rate risk
          Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2011, substantially all of the Company borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2011, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 500.
Credit risk
          Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2010 and 2011, respectively and revenues for the year ended March 31, 2009, 2010 and 2011, respectively. There is no significant concentration of credit risk.
Financial assets that are neither past due nor impaired
          Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposits and interest bearing deposits with corporates are neither past due nor impaired. Cash and cash equivalents with banks and interest-bearing deposits are placed with corporate, which have high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets substantially include investment in liquid mutual fund units. Certificates of deposit represent funds deposited with banks or other financial institutions for a specified time period.
Financial assets that are past due but not impaired
          There is no other class of financial assets that is past due but not impaired except for trade receivables and finance receivables of Rs. 2,327 and Rs. 2,594 as of March 31, 2010 and 2011, respectively. Of the total receivables, Rs. 34,608 and Rs. 41,146 as of March 31, 2010 and 2011, respectively, were neither past due nor impaired. The company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables have been considered from the date of the invoice. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2010		2011
Financial assets that are neither past due nor impaired	Rs.	34,608	Rs.	41,146
Financial assets that are past due but not impaired
Past due 0 – 30 days		3,816		4,249
Past due 31 – 60 days		4,468		6,976
Past due 61 – 90 days		2,489		3,273
Past due over 90 days		11,163		14,834

Total past due and not impaired	Rs.	21,936	Rs.	29,332

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

Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2010 and 2011, cash and cash equivalents are held with major banks and financial institutions.
          The table below provided details regarding the contractual maturities of significant financial liabilities.

	As at March 31, 2010
	Less than
	1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	44,404	Rs.	544	Rs.	17,441	Rs.	122	Rs.	62,511
Trade payables and accrued expenses		38,748		—		—		—		38,748
Derivative liabilities		1,375		487		2,395		—		4,257

	As at March 31, 2011
	Less than
	1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	33,043	Rs.	19,322	Rs.	304	Rs.	133	Rs.	52,802
Trade payables and accrued expenses		44,052		—		—		—		44,052
Derivative liabilities		1,358		2,586		—		—		3,944
          The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2010		2011
Cash and cash equivalents	Rs.	64,878	Rs.	61,141
Interest bearing deposits with corporates		10,050		4,240
Available for sale investments		30,420		49,282
Loans and borrowings		(62,511)		(52,802)

Net cash position	Rs.	42,837	Rs.	61,861

16.	Investment in equity accounted investees
          Wipro GE Medical Systems (Wipro GE)
          The Company holds 49% interest in Wipro GE. Wipro GE is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at March 31, 2010 and 2011 was Rs. 2,345 and Rs. 2,993, respectively. The Company’s share of profits of Wipro GE for the year ended March 31, 2009, 2010 and 2011 was Rs. 362, Rs. 530 and Rs. 648, respectively.
          The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2009		2010		2011
Revenue	Rs.	10,611	Rs.	12,567	Rs.	19,882
Gross profit		3,269		3,573		5,278
Profit for the year		875		934		1,127

	As at March 31,
	2010		2011
Total assets	Rs.	11,518	Rs.	16,830
Total liabilities		6,709		8,543

Total equity	Rs.	4,809	Rs.	8,287

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
          In December 2008, Wipro GE received, on similar grounds, additional tax demand of Rs. 552 (including interest) for the financial year ended March 31, 2005. Wipro GE had filed an appeal against the said demand and in the month of February 2011, the appellate order has been received, setting aside the entire TP adjustment and reducing the overall demand of Rs. 552 (including interest) to Rs. 220 (including interest). Wipro GE would be seeking further relief in this regard.
          In December 2009, Wipro GE received a draft assessment order, on similar grounds, with a demand of Rs. 317 (including interest) for the financial year ended March 31, 2006. The final assessment order was issued in this regard demanding the same amount, plus interest and Wipro GE has filed an appeal against the said demand before the Income Tax Appellate Tribunal within the time limit permitted under the statute.
          In February 2011, Wipro GE received an assessment order, on similar grounds, with a demand of Rs. 843 (including interest) for the financial year ended March 31, 2007. In this regard, Wipro GE has filed an appeal with the first appellate authority against the said demand within the time limit permitted under the statute.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in its favor and will not have any material adverse effect on its financial position and results of operations.
17.	Foreign currency translation reserve
          The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2010		2011
Balance at the beginning of the year	Rs.	1,533	Rs.	258
Translation difference related to foreign operations		(5,477)		1,246
Change in effective portion of hedges of net investment in foreign operations		4,202		20

Total change during the year	Rs.	(1,275)	Rs.	1,266

Balance at the end of the year	Rs.	258	Rs.	1,524

18.	Income taxes
          Income tax expense has been allocated as follows:

	Year ended March 31,
	2009		2010		2011
Income tax expense as per the statement of income	Rs.	6,035	Rs.	9,294	Rs.	9,714
Income tax included in other comprehensive income on:
unrealized gains/(losses) on available for sale investments		(131)		(14)		2
gains/(losses) on cash flow hedging derivatives		(2,353)		2,091		44

Total income taxes	Rs.	3,551	Rs.	11,371	Rs.	9,760

          Income tax expense from continuing operations consist of the following:

	Year ended March 31,
	2009		2010		2011
Current taxes
Domestic	Rs.	3,656	Rs.	5,461	Rs.	5,573
Foreign		2,538		3,403		3,895

	Rs.	6,194	Rs.	8,864	Rs.	9,468

Deferred taxes
Domestic	Rs.	(24)	Rs.	40	Rs.	292
Foreign		(135)		390		(46)

	Rs.	(159)	Rs.	430	Rs.	246

Total income tax expense	Rs.	6,035	Rs.	9,294	Rs.	9,714

          The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2009		2010		2011
Profit before taxes	Rs.	44,895	Rs.	55,410	Rs.	63,035
Enacted income tax rate in India		33.99%		33.99%		33.218%

Computed expected tax expense		15,260		18,834		20,939
Effect of:
Income exempt from tax		(10,368)		(10,802)		(10,458)
Basis differences that will reverse during a tax holiday period		328		898		(217)
Income taxed at higher/ (lower) rates		(166)		(475)		(566)
Income taxes relating to prior years		(370)		(442)		(590)
Changes in unrecognized deferred tax assets		314		811		160
Expenses disallowed for tax purposes		1,024		456		426
Others, net		13		14		20

Total income tax expense	Rs.	6,035	Rs. 9,294		Rs.	9,714

     The tax rates under Indian Income Tax Act, for the year ended March 31, 2011 is 33.218% as compared to 33.99% for the year ended March 31, 2010. This change in tax rate is on account of reduction in surcharge from 10% for the year ended March 31, 2010 to 7.5% for the year ended March 31, 2011, in the financial annual budget by the Indian Government.
     The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2009		2010		2011
Carry-forward business losses	Rs.	2,046	Rs.	1,851	Rs.	2,042
Accrued expenses and liabilities		813		568		521
Allowances for doubtful accounts receivable		322		328		716
Cash flow hedges		2,353		262		218
Minimum alternate tax		126		363		488
Others		69		83		196

		5,729		3,455		4,181

Property, plant and equipment	Rs.	(365)	Rs.	(525)	Rs.	(1,107)
Amortizable goodwill		(348)		(458)		(659)
Intangible assets		(789)		(734)		(682)
Investment in equity accounted investee		(332)		(432)		(567)

		(1,834)		(2,149)		(3,015)

Net deferred tax assets	Rs.	3,895	Rs.	1,306	Rs.	1,166

Amounts presented in statement of financial position:
Deferred tax assets	Rs.	4,369	Rs.	1,686	Rs.	1,467
Deferred tax liabilities	Rs.	(474)	Rs.	(380)	Rs.	(301)
          Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges is recognized in other comprehensive income and presented within equity in the cash flow hedging reserve. Deferred tax liability on the intangible assets identified and recorded separately at the time of acquisition is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of income.
          In assessing the realizability of deferred tax assets, the Company considers the extent to which, it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset in respect of unused tax losses amounting to Rs. 1,743 and Rs. 2,076 as of March 31, 2010 and 2011, respectively have not been recognized by the Company.

          The Company has recognized deferred tax assets of Rs. 1,851 and Rs. 2,043 in respect of carry forward losses of its U.S. subsidiary during the year ended March 31, 2010 and 2011. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.
          Pursuant to the changes in the Indian income tax laws in fiscal 2007, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 363 and Rs. 488 has been recognized in the statement of financial position as of March 31, 2010 and 2011, respectively, which can be carried forward for a period of ten years from the year of recognition.
          A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology, Hardware Technology Parks and Export Oriented units. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology, Hardware Technology Parks and Export oriented units has expired on March 31, 2011. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The difference between the reported income tax expense and income tax computed at statutory tax rate is primarily attributable to income exempt from tax.
          Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 8,436 and Rs. 12,969 as of March 31, 2010 and 2011, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.
          The tax loss carry-forwards of Rs. 5,450 and Rs. 5,941 as of March 31, 2010 and 2011, respectively relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company. Approximately, Rs. 4,531 and Rs. 4,644 as of March 31, 2010 and 2011 respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry forward of approximately Rs. 919 and Rs. 1,297 as of March 31, 2010 and 2011 respectively, expires in various years through fiscal 2029.
          We are subject to U.S. tax on income attributable to our permanent establishment in the United States due to operation of our U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2011. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the Unites States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.
19.	Dividends
          The Company declares and pays dividends in Indian rupees. According to the Indian law any dividend should be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations.
          The cash dividends paid per equity share were Rs. 4, Rs. 4 and Rs. 6 during the years ended March 31, 2009, 2010 and 2011, respectively. The Company has also paid an interim dividend of Rs. 2 per equity share during the year ended March 31, 2011.
          During the year ended March 31, 2011, the Company has also paid stock dividend, commonly known as bonus shares in India, comprised of two equity shares for every three equity shares outstanding on the record date and two ADSs for every three ADSs outstanding on the record date. The stock dividend did not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend continues to represent one equity share of par value of Rs.2 per share.

          The Board of Directors in their meeting on April 27, 2011 proposed a final dividend of Rs. 4 (US$0.09) per equity share and ADR. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on July 19, 2011, and if approved, would result in a cash outflow of approximately Rs. 11,410, including corporate dividend tax thereon (Rs. 1,593).
20.	Additional capital disclosures
          The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company focused on keeping strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company.
          The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing distributing annual dividends in future periods. During the year ended March 31, 2010 and 2011, the Company distributed Rs. 4 and Rs. 6, respectively in dividend per equity share. The Company has also distributed an interim dividend of Rs. 2 per equity share during the year ended March 31, 2011. The amount of future dividends will be balanced with effort to continue to maintain an adequate liquidity status.
          The capital structure as of March 31, 2010 and 2011 was as follows:

	As at March 31,
	2010		2011		% Change
Total equity attributable to the equity shareholders of the Company	Rs.	196,112	Rs.	239,680	22.22%
As percentage of total capital		76%		82%
Current loans and borrowings		44,404		33,043
Non-current loans and borrowings		18,107		19,759

Total loans and borrowings		62,511		52,802	(15.53)%
As percentage of total capital		24%		18%

Total capital (loans and borrowings and equity)	Rs.	258,623	Rs.	292,482	13.09%

          The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 24% and 18% of total capital as of March 31, 2010 and 2011, respectively. Further, the Company has consistently been a net cash company with cash and bank balance along with available for sale investments being in excess of debt.
21.	Revenues

	Year ended March 31,
	2009		2010		2011
Rendering of services	Rs.	193,009	Rs.	202,990	Rs.	234,285
Sale of products		63,882		68,967		76,257

Total revenues	Rs.	256,891	Rs.	271,957	Rs.	310,542

22.	Expenses by nature

	Year ended March 31,
	2009		2010		2011
Employee compensation	Rs.	107,266	Rs.	107,230	Rs.	126,867
Raw materials, finished goods, process stocks and stores and spares consumed		47,179		51,813		50,166
Sub contracting/technical fees/third party application		15,890		17,527		26,415
Travel		9,313		8,064		10,156
Depreciation and amortization		6,948		7,831		8,211
Repairs		4,045		5,020		5,253
Advertisement		3,221		4,534		5,114
Communication		3,006		3,157		3,492
Rent		2,526		3,062		3,230
Power and fuel		1,863		1,797		2,427

	Year ended March 31,
	2009		2010		2011
Legal and professional fees		1,502		1,593		1,629
Rates, taxes and insurance		955		1,023		1,324
Carriage and freight		885		950		1,181
Provision for doubtful debt		939		566		399
Sales commission		515		459		656
Miscellaneous expenses		5,985		5,104		6,799

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	212,038	Rs.	219,730	Rs.	253,319

23.	Finance expense

	Year ended March 31,
	2009		2010		2011
Interest expense	Rs.	2,333	Rs.	1,232	Rs.	776
Exchange fluctuation on foreign currency borrowings, net		1,491		92		1,157

Total	Rs.	3,824	Rs.	1,324	Rs.	1,933

24.	Finance and other income

	Year ended March 31,
	2009		2010		2011
Interest income	Rs.	1,964	Rs.	2,610	Rs.	4,057
Dividend income		2,265		1,442		2,403
Gain on sale of investments		681		308		192
Others		147		—		—

Total	Rs.	5,057	Rs.	4,360	Rs.	6,652

25.	Earnings per equity share
A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:
Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares held by controlled Wipro Equity Reward Trust (‘WERT’) and Wipro Inc Benefit Trust (WIBT) have been reduced from the equity shares outstanding for computing basic and diluted earnings per share.

	Year ended March 31,
	2009		2010		2011
Profit attributable to equity holders of the Company	Rs.	38,761	Rs.	45,931	Rs.	52,977
Weighted average number of equity shares outstanding		2,423,558,482		2,429,025,243		2,436,440,633
Basic earnings per share	Rs.	15.99	Rs.	18.91	Rs.	21.74

          Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.
          The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended March 31,
	2009		2010		2011
Profit attributable to equity holders of the Company	Rs.	38,761	Rs.	45,931	Rs.	52,977
Weighted average number of equity shares outstanding		2,423,558,482		2,429,025,243		2,436,440,633
Effect of dilutive equivalent share options		13,905,921		20,633,289		14,713,521

Weighted average number of equity shares for diluted earnings per share		2,437,464,403		2,449,658,532		2,451,154,154

Diluted earnings per share	Rs.	15.90	Rs.	18.75	Rs.	21.61

          Earnings per share and number of share outstanding for the year ended March 31, 2009 and 2010, have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
26.	Employee stock incentive plans
          The stock compensation expense recognized for employee services received during the year ended March 31, 2009, 2010 and 2011 is Rs. 1,868, Rs. 1,302 and Rs. 1,092, respectively.
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
          The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2009	2010	2011
Shares held at the beginning of the period(1)	7,961,760	7,961,760	13,269,600
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,961,760	7,961,760	13,269,600

(1)	The opening balance as of April 1, 2010 has been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
          Wipro Employee Stock Option Plan and Restricted Stock Unit Option Plan
     A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

	Authorized	Range of
Name of Plan	Shares(1)	Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	Rs.	171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2

(1)	adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
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

          The activity in these stock option plans is summarized below:

			Year ended March 31,
			2009			2010			2011
				Weighted			Weighted			Weighted
	Range of			Average			Average			Average
	Exercise			Exercise			Exercise			Exercise
	Prices		Number	Price		Number	Price		Number	Price
Outstanding at the beginning of the period(1)	Rs.	229 – 265	1,219,926	Rs.	264	1,140	Rs.	254	—	Rs.	—
	Rs.	489	—	Rs.	—	120,000	Rs.	489	200,000	Rs.	293.40
	US$	4 – 6	8,706	US$	5	1,606	US$	4.7	2,677	US$	2.82
	Rs.	2	9,700,163	Rs.	2	13,799,549	Rs.	2	17,103,172	Rs.	2
	US$	0.04	1,885,236	US$	0.04	2,470,641	US$	0.04	2,943,035	US$	0.04

Granted	Rs.	229 – 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	489	120,000	Rs.	489	—	Rs.	—	—	Rs.	—
	US$	4 – 6	—	US$	—	—	US$	—	—	US$	—
	Rs.	2	6,882,415	Rs.	2	5,000	Rs.	2	5,227,870	Rs.	2
	US$	0.04	1,484,261	US$	0.04	137,100	US$	0.04	1,437,060	US$	0.04

Exercised	Rs.	229 – 265	(345,099)	Rs.	263	—	Rs.	—	—	Rs.	—
	Rs.	489	—	Rs.	—	—	Rs.	—	(80,000)	Rs.	293.40
	US$	4 – 6	(4,400)	US$	4.7	—	US$	—	—	US$	—
	Rs.	2	(1,762,283)	Rs.	2	(2,736,924)	Rs.	2	(5,482,210)	Rs.	2
	US$	0.04	(446,841)	US$	0.04	(493,519)	US$	0.04	(870,622)	US$	0.04

Forfeited and lapsed	Rs.	229 – 265	(873,687)	Rs.	264	(1,140)	Rs.	254	—	Rs.	—
	Rs.	489	—	Rs.	—	—	Rs.	—	(120,000)	Rs.	293.40
	US$	4 – 6	(2,700)	US$	5.82	—	US$	—	(2,677)	US$	2.82
	Rs.	2	(1,020,746)	Rs.	2	(805,722)	Rs.	2	(1,466,071)	Rs.	2
	US$	0.04	(452,015)	US$	0.04	(348,401)	US$	0.04	(285,581)	US$	0.04

Outstanding at the end of the period	Rs.	229 – 265	1,140	Rs.	254	—	Rs.	—	—	Rs.	—
	Rs.	489	120,000	Rs.	489	120,000	Rs.	489	—	Rs.	—
	US$	4 – 6	1,606	US$	4.7	1,606	US$	4.7	—	US$	—
	Rs.	2	13,799,549	Rs.	2	10,261,903	Rs.	2	15,382,761	Rs.	2
	US$	0.04	2,470,641	US$	0.04	1,765,821	US$	0.04	3,223,892	US$	0.04

Exercisable at the end of the period	Rs.	229 – 265	1,140	Rs.	254	—	Rs.	—	—	Rs.	—
	Rs.	489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	US$	4 – 6	1,606	US$	4.7	1,606	US$	4.7	—	US$	—
	Rs.	2	2,975,987	Rs.	2	4,719,739	Rs.	2	7,533,984	Rs.	2
	US$	0.04	208,412	US$	0.04	645,341	US$	0.04	1,147,391	US$	0.04

(1)	The opening balance as of April 1, 2010 have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
          The following table summarizes information about outstanding stock options:

	As at March 31,
		2009				2010				2011

		Weighted				Weighted				Weighted
		Average	Weighted			Average	Weighted			average	Weighted
		Remaining	Average			Remaining	Average			remaining	Average
Range of		Life	Exercise			Life	Exercise			Life	Exercise
Exercise price	Numbers	(Months)	Price		Numbers	(Months)	Price		Numbers	(Months)	Price
Rs. 229 – 265	1,140	3	Rs.	254	—	—	Rs.	—	—	—	Rs.	—
Rs. 489	120,000	61	Rs.	489	120,000	49	Rs.	489	—	—	Rs.	—
US$4 – 6	1,606	12	US$	4.70	1,606	1	US$	4.70	—	—	US$	—
Rs. 2	13,799,549	44	Rs.	2	10,261,903	37	Rs.	2	15,382,761	35	Rs.	2
US$0.04	2,470,641	51	US$	0.04	1,765,821	44	US$	0.04	3,223,892	48	US$	0.04
     The weighted-average grant-date fair value of options granted during the year ended March 31, 2009, 2010 and 2011 was Rs. 319, Rs. 814 and Rs. 417.65 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2009, 2010 and 2011 was Rs. 360.96, Rs. 557.52 and Rs. 424.28 for each option, respectively.
          The fair value of 120,000 options granted during the year ended March 31, 2009 (other than at nominal exercise price) has been estimated on the date of grant using the Binomial option pricing model. The fair value of share options has been determined using the following assumptions:

Expected term	5-7 years
Risk free interest rates	7.36 – 7.42
Volatility	35.81 – 36.21
Dividend yield	1%

27.	Employee benefits
a)	Employee costs include:

	Year ended March 31,
	2009		2010		2011
Salaries and bonus	Rs.	102,661	Rs.	103,194	Rs.	122,399
Employee benefit plans
Defined benefit plan		310		276		469
Contribution to provident and other funds		2,427		2,458		2,907
Share based compensation		1,868		1,302		1,092

	Rs.	107,266	Rs.	107,230	Rs.	126,867

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2009		2010		2011
Cost of revenues	Rs.	90,321	Rs.	90,350	Rs.	106,235
Selling and marketing expenses		10,594		9,126		10,860
General and administrative expenses		6,351		7,754		9,772

	Rs.	107,266	Rs.	107,230	Rs.	126,867

b)	Defined benefit plans:
          Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) is as follows:

	Year ended March 31,
	2009		2010		2011
Interest on obligation	Rs.	135	Rs.	133	Rs.	161
Expected return on plan assets		(92)		(122)		(164)
Actuarial losses/(gains) recognized		(102)		(63)		(168)
Past service cost		—		—		254
Current service cost		369		328		386

Net gratuity cost/(benefit)	Rs.	310	Rs.	276	Rs.	469

Actual return on plan assets	Rs.	106	Rs.	138	Rs.	177

          In May 2010, the Government of India amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity payment from Rs. 0.35 to Rs. 1. Consequently, during the year ended March 31, 2011, the Company has recognized Rs. 254 of vested past service cost in the statement of income.
          The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2009	2010	2011
Discount rate	6.75%	7.15%	7.95%
Expected return on plan assets	8%	8%	8%
Expected rate of salary increase	5%	5%	5%
          The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.
          Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2009		2010		2011
Defined benefit obligation at the beginning of the year	Rs.	1,515	Rs.	1,858	Rs.	2,060
Acquisitions		34		—		—
Current service cost		369		328		386
Past service cost		—		—		254
Interest on obligation		135		133		161
Benefits paid		(118)		(214)		(230)
Actuarial losses/(gains)		(77)		(45)		(155)

Defined benefit obligation at the end of the year	Rs.	1,858	Rs.	2,060	Rs.	2,476

          Change in plan assets is summarized below:

	As at March 31,
	2009		2010		2011
Fair value of plan assets at the beginning of the year	Rs.	1,244	Rs.	1,416	Rs.	1,967
Acquisitions		19		—		—
Expected return on plan assets		92		122		164
Employer contributions		154		625		473
Benefits paid		(118)		(214)		(230)
Actuarial gains/(losses)		25		18		13

Fair value of plan assets at the end of the year		1,416		1,967		2,387

Present value of unfunded obligation	Rs.	(442)	Rs.	(93)	Rs.	(89)

Recognized liability	Rs.	(442)	Rs.	(93)	Rs.	(89)

          The experience adjustments, meaning difference between changes in plan assets and obligations expected on the basis of actuarial assumption and actual changes in those assets and obligations are as follows:

	As at March 31,
	2009	2010	2011
Difference between expected and actual developments:
of fair value of the obligation	(59)	(84)	(32)
of fair value of plan assets	26	18	15
          As at March 31, 2009, 2010 and 2011, 100% of the plan assets were invested in insurer managed funds.
          The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2012	Rs.	379

Estimated benefit payments from the fund for the year ending March 31:
2012	Rs.	498
2013		538
2014		545
2015		558
2016		623
Thereafter		2,590

Total	Rs.	5,352

          The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2011.
28. Related party relationships and transactions
          List of subsidiaries as of March 31, 2011 are provided in the table below.

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
cMango Pte Limited			Singapore

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India

Wipro Travel Services Limited			India

Wipro Consumer Care Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited	U.K.

Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico

Country of
Direct Subsidiaries	Step Subsidiaries		Incorporation
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
	Wipro Information Technology Netherlands BV (formerly RetailBox BV)		Netherland
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
	Wipro Technologies Oy		Finland
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Wipro Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain

	Wipro Yardley FZE		Dubai

Wipro Australia Pty Limited			Australia

Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore

Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD (Formerly Planet PSG SDN BHD)		Malaysia

Wipro Chengdu Limited			China

Wipro Chandrika Limited*			India

WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.

Wipro Technology Services Limited			India

Wipro Airport IT Services Limited*			India

Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.			China

*	All the above direct subsidiaries are 100% held by the Company except that the Company hold 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
(A)	Step Subsidiary details of Wipro Unza Holdings Limited, Wipro Holding Austria GmbH and Wipro Portugal S.A, are as follows :

Country of
Step Subsidiaries	Step Subsidiaries		Incorporation
Wipro Unza Singapore Pte Limited			Singapore
Wipro Unza Indochina Pte Limited			Singapore
	Wipro Unza Vietnam Co., Limited		Vietnam

Wipro Unza Cathay Limited			Hong Kong

Wipro Unza (China) Limited			Hong Kong
	Wipro Unza (Guangdong) Consumer Products Limited.		China

PT Unza Vitalis			Indonesia

Wipro Unza (Thailand) Limited			Thailand

Unza Overseas Limited			British virgin islands

Unzafrica Limited			Nigeria

Wipro Unza Middle East Limited			British virgin islands

Unza International Limited			British virgin islands

Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza (Malaysia) Sdn Bhd		Malaysia
		UAA (M) Sdn Bhd	Malaysia
	Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia

Wipro Holding Austria GmbH			Austria
	New Logic Technologies GmbH		Austria
	New Logic Technologies SARL		France

Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany

a)	All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.
          The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA
          The other related parties are:

Country of
Name of entity	Nature	% of holding	Incorporation
Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director

Country of
Name of entity	Nature	% of holding	Incorporation
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director(1)
- Girish S Paranjape	Jt CEO, IT Business and Director(1)
- T K Kurien	CEO, IT Business and Director(2)
- Dr. Ashok Ganguly	Non-Executive Director
- Narayan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- Bill Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011

(2)	W.e.f February 01,2011
          The Company has the following related party transactions:

				Entities controlled by			Key Management
Transaction/ Balances	Associate			Directors			Personnel
	2009	2010	2011	2009	2010	2011	2009	2010	2011

Sale of goods and services	15	7	18	1	1	—	—	—	—
Dividend	—	—	—	4,418	4,418	10,362	230	234	536	##
Royalty income	36	32	—	—	—	—	—	—	—

Key management personnel#
Remuneration and short-term benefits	—	—	—	—	—	—	85	175	260
Other benefits	—	—	—	—	—	—	32	34	30

Remuneration to relative of key management personnel	—	—	—	—	—	—	3	4	5

Balances as on March 31,
Receivables	—	1	7	—	—	—	—	—	—
Payables	—	—	—	—	2	—	4	44	8

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.

##	including relative of key management personnel.
29. Commitments and contingencies
          Operating leases: The Company has taken office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were Rs. 2,526, Rs. 3,062 and Rs. 3,230, for the year ended March 31, 2009, 2010 and 2011, respectively.
          Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2010		2011
Not later than one year	Rs.	1,396	Rs.	1,828
Later than one year but not later than five years		4,319		5,143
Later than five years		2,554		3,294

	Rs.	8,269	Rs.	10,265

          Capital commitments: As at March 31, 2010 and 2011, the Company had committed to spend approximately Rs. 2,782 and Rs. 2,071, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
          Guarantees: As at March 31, 2010 and 2011, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 14,526 and Rs. 19,841, respectively, as part of the bank line of credit.
          Contingencies and lawsuits: The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demands were primarily on account of the Indian income tax authority’s denial of deductions claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by the Company’s undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favor of the Company, thus deleting a substantial portion of the demands raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claims of the Company for the years ended March 31, 2001, 2002, 2003 and 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The appeal filed before the first appellate authority against the said order has been allowed in favor of the Company thus deleting substantial demand raised by the Income tax authorities.
          In December 2009, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 6,757 (including interest of Rs. 2,050) for the financial year ended March 31, 2006. The Company had filed its objections against the demand before the Dispute Resolution Panel, which later issued directions confirming the position of the assessing officer. Subsequently, the assessing officer passed the final assessment order in October 2010 raising a tax demand of Rs. 7,218 (including interest of Rs. 2,510). The Company has filed an appeal against the said order before the tribunal within the time limit permitted under the statute.
          In December 2010, the Company received the draft assessment order, on similar grounds, with a demand of Rs. 7,747 (including interest of Rs. 2,307) for the financial year ended March 31, 2007. The Company has filed an objection against the said demand before the Dispute Resolution Panel, within the time limit permitted under the statute.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the consolidated financial statements.
          The Contingent liability in respect of disputed demands for excise duty, custom duty, income tax, sales tax and other matters amounts to Rs. 872, Rs. 1,384 and Rs. 1,472 as of March 31, 2009, 2010 and 2011, respectively.
          The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.
          Other commitments: The Company’s Indian operations have been established as unit in Special Economic Zone and Software Technology Park Unit under plans formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of foreign exchange net positive (i.e. foreign exchange inflow — foreign exchange outflow should be positive) over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain hardware previously imported duty free. As of March 31, 2011, the Company has met all commitments required under the plan.
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

Information on reportable segments is as follows:

	Year ended March 31, 2009
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	191,613	34,277	225,890	19,249	8,995	1,204	255,338
Cost of revenues	(128,473)	(30,886)	(159,359)	(10,782)	(8,679)	(1,395)	(180,215)
Selling and marketing expenses	(10,581)	(1,361)	(11,942)	(4,750)	(294)	(327)	(17,313)
General and administrative expenses	(12,271)	(667)	(12,938)	(1,125)	(316)	(131)	(14,510)

Operating income of segment	40,288	1,363	41,651	2,592	(294)	(649)	43,300

Finance expense							(3,824)
Finance and other income							5,057
Share of profits of equity accounted investees							362

Profit before tax							44,895
Income tax expense							(6,035)

Profit for the year							38,860

Depreciation and amortization expense			6,192	377	268	111	6,948

Total assets			181,303	22,862	6,748	73,342	284,255
Total liabilities			70,869	5,803	2,465	57,737	136,874

Opening capital employed			93,845	17,359	6,149	53,080	170,433
Closing capital employed			115,089	18,782	5,638	64,763	204,272
Average capital employed			104,467	18,070	5,893	58,923	187,353
Return on capital employed			40%	14%	(5)%	—	23%

Additions to:
Goodwill			5,437	—	—	—	5,437
Intangible assets			1,629	124	—	—	1,753
Property, plant and equipment			14,463	726	445	646	16,280

	Year ended March 31, 2010
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	202,490	38,205	240,695	22,584	7,143	1,152	271,574
Cost of revenues	(132,144)	(34,151)	(166,295)	(11,805)	(7,446)	(753)	(186,299)
Selling and marketing expenses	(10,213)	(1,275)	(11,488)	(6,470)	(323)	(327)	(18,608)
General and administrative expenses	(12,446)	(1,015)	(13,461)	(1,207)	(210)	55	(14,823)

Operating income of segment	47,687	1,764	49,451	3,102	(836)	127	51,844

Finance expense							(1,324)
Finance and other income							4,360
Share of profits of equity accounted investees							530

Profit before tax							55,410
Income tax expense							(9,294)

Profit for the year							46,116

Depreciation and amortization expense			6,816	402	294	319	7,831

Total assets			191,535	25,233	8,779	104,381	329,928
Total liabilities			61,009	5,707	4,284	62,379	133,379

Opening capital employed			115,089	18,782	5,638	64,763	204,272
Closing capital employed			135,829	20,074	7,068	96,092	259,063
Average capital employed			125,459	19,428	6,353	80,427	231,667
Return on capital employed			39%	16%	(13)%	—	22%

Additions to:
Goodwill			1,557	1,019	—	—	2,576
Intangible assets			18	1,031	—	—	1,049
Property, plant and equipment			12,223	627	538	11	13,399

	Year ended March 31, 2011
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	234,850	36,910	271,760	27,258	10,896	1,073	310,987
Cost of revenues	(153,446)	(32,843)	(186,289)	(15,142)	(10,160)	(1,217)	(212,808)
Selling and marketing expenses	(12,642)	(1,284)	(13,926)	(7,514)	(491)	(241)	(22,172)
General and administrative expenses	(15,355)	(1,174)	(16,529)	(1,152)	(342)	(316)	(18,339)

Operating income of segment	53,407	1,609	55,016	3,450	(97)	(701)	57,668

Finance expense							(1,933)

	Year ended March 31, 2011
				Consumer
	IT Services and Products			Care and		Reconciling
	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Finance and other income							6,652
Share of profits of equity accounted investees							648

Profit before tax							63,035
Income tax expense							(9,714)

Profit for the year							53,321

Depreciation and amortization expense			7,088	433	328	362	8,211

Total assets			216,511	27,829	10,475	116,628	371,443
Total liabilities			60,998	5,726	5,343	59,005	131,072

Opening capital employed			135,829	20,074	7,068	96,092	259,063
Closing capital employed			159,480	22,249	7,418	104,029	293,176
Average capital employed			147,654	21,161	7,243	100,061	276,119
Return on capital employed			37%	16%	(1)%	—	21%

Additions to:
Goodwill			54	—	—	—	54
Intangible assets			28	8	—	—	36
Property, plant and equipment			12,647	400	707	891	14,645
          The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2009		2010		2011
India	Rs.	54,945	Rs.	62,179	Rs.	67,904
United States		115,022		119,870		129,217
Europe		57,109		56,780		68,159
Rest of the world		28,262		32,745		45,707

	Rs.	255,338	Rs.	271,574	Rs.	310,987

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2009, 2010 and 2011.
Notes:
a)	The Company has the following reportable segments:
i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer care and lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered within ‘reconciling items’.

b)	Revenues include excise duty of Rs. 1,054, Rs. 842 and Rs. 1,007 for the year ended March 31, 2009, 2010 and 2011, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items. Accordingly, comparative period information has been reclassified

f)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2009, 2010 and 2011, capital employed in reconciling items includes Rs. 5,549, Rs. 8,516 and Rs. 12,255, respectively, of such receivables on extended collection terms.

g)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Year ended March 31,
Segments	2009		2010		2011
IT Services	Rs.	1,523	Rs.	1,159	Rs.	1,214
IT Products		112		93		90
Consumer Care and Lighting		76		71		112
Others		21		18		31
Reconciling items		136		(39)		(355)

Total	Rs.	1,868	Rs.	1,302	Rs.	1,092

h)	Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Item 19. Exhibits

Exhibit
Number	Description
1.1	Certificate of Incorporation of Wipro Limited, as amended (1)
1.2	Memorandum and Articles of Association of Wipro Limited (10)
2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)
2.2	Wipro’s specimen certificate for equity shares (1)
4.1	1999 Employee Stock Option Plan (1999 plan) (1)
4.2	2000 Employee Stock Option Plan (2000 plan) (1)
4.3	Wipro Equity Reward Trust (1)
4.4	2000 ADS Option Plan (2000 ADS Plan) (3)
4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)
4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)
4.7	Form of Indemnification Agreement, as amended (3)
4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)
4.9	Sample Letter of appointment to Non Executive Directors (5)
4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)
4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (9)
4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (9)
4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (9)
4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (9)
4.15	Amendment No. 2 to WARSUP 2004 Plan (9)
4.16	Amendment No. 3 to 2000 Plan (9)
11.1	Code of Ethics for Principal and Finance Officers (2)
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Wipro’s Ombudsprocess (2)
15.3	Code of Business Conduct and Ethics (7)
15.4	Audit Committee Charter (8)
15.5	Board Governance and Compensation Committee Charter (6)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.

(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.

(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.

(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007.

(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005, as amended by Exhibit with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007.

(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.

(10)	Incorporated by reference to Exhibits filed with the Registrant’s Form 6-K filed on July 6, 2010.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty
Date: June 16, 2011	Azim H. Premji,	Suresh C. Senapaty,
	Chairman and Managing Director	Chief Financial Officer and Director