Form 20-F
period 2012-03-31
WIPRO LTD
filed 2012-05-16
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

OR

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,458,756,228 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, 1934.  Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “US” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 30, 2012, which was Rs. 50.89 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the firm’s future results and financial condition, please see the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosure About Market Risk.”

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

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

•	the future impact of our acquisitions;

•	our strategy and intentions regarding new product branding;

•	the future competitive landscape and the effects of different pricing strategies;

•	the effect of current tax laws, including the branch profit tax;

•	the effect of future tax laws on our business

•	the outcome of any legal proceeding, hearing, or dispute (including tax hearings) and the resulting effects on our business;

•	our ability to implement and maintain effective internal control over financial reporting;

•

projections that the legal proceedings and claims that have arisen in the ordinary course of our business will not have a material and adverse effect on the results of operations or the financial position of the Company;

•	expectations of future dividend payout;

•	projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements and certain of our obligations;

•	our compensation strategy;

•	projections regarding currency transactions, including the effect of exchange rates on the Indian rupee and the U.S. dollar;

•	the nature of our revenue streams, including the portion of our IT Services revenue generated from a limited number of corporate clients;

•	the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;

•	our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;

•	projections regarding future economic policy, legislation, foreign investment, currency exchange and other policy matters that may affect our business;

•	the nature and flexibility of our business model;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	our exposure to market risks.

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

Selected IFRS financial data for the year ended March 31, 2008 has not been included in this Annual Report on Form 20-F because IFRS financial statements for such period have not previously been prepared and could not be prepared without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States for purposes of our SEC reporting.

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the four years ended March 31, 2012 and selected consolidated statements of financial position data as of March 31, 2009, 2010, 2011 and 2012 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

(In millions, except per equity share data)

	2009		2010		2011		2012		2012
									Convenience Translation into US$(1)

Consolidated Statements of Income data:
Revenues	Rs.	256,891	Rs.	271,957	Rs.	310,542	Rs.	371,971	US$	7,309
Cost of revenues		(180,215)		(186,299)		(212,808)		(263,173)		(5,171)

Gross profit	Rs.	76,676	Rs.	85,658	Rs.	97,734	Rs.	108,798	US$	2,138

Selling and marketing expenses		(17,313)		(18,608)		(22,172)		(27,777)		(546)
General and administrative expenses		(14,510)		(14,823)		(18,339)		(20,286)		(399)
Foreign exchange gains/(losses), net		(1,553)		(383)		445		3,278		64

Results from operating activities	Rs.	43,300	Rs.	51,844	Rs.	57,668	Rs.	64,013	US$	1,258
Finance expense		(3,824)		(1,324)		(1,933)		(3,491)		(69)
Finance and Other income		5,057		4,360		6,652		8,895		175
Share of profits of equity accounted investees		362		530		648		333		7

Profit before tax		44,895		55,410		63,035		69,750		1,371
Income tax expense		(6,035)		(9,294)		(9,714)		(13,763)		(270)

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	Rs.	55,987	US$	1,100

Attributable to:
Equity holders of the Company	Rs.	38,761	Rs.	45,931	Rs.	52,977	Rs.	55,730		1,095
Non-controlling interest		99		185		344		257		5

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	Rs.	55,987	US$	1,100

Earnings per equity share:
Basic		15.99		18.91		21.74		22.76	US$	0.45
Diluted		15.90		18.75		21.61		22.69		0.45

Weighted average number of equity shares used in computing earnings per equity share(2):
Basic		2,423,558,482		2,429,025,243		2,436,440,633		2,449,056,412		2,449,056,412
Diluted		2,437,464,403		2,449,658,532		2,451,154,154		2,455,958,722		2,455,958,722

Cash dividend per equity share paid		4.00		4.00		8.00		6.00	US$	0.12

Additional data:
Revenue by segment(3)
IT Services	Rs.	191,613	Rs.	202,490	Rs.	234,850	Rs.	284,313	US$	5,587
IT Products		34,277		38,205		36,910		38,436		755
Consumer Care and Lighting		19,249		22,584		27,258		33,401		656
Others		8,995		7,143		10,896		18,565		365
Reconciling items		1,204		1,152		1,073		534		10

Total	Rs.	255,338	Rs.	271,574	Rs.	310,987	Rs.	375,249	US$	7,373

Operating income by segment
IT Services	Rs.	40,288	Rs.	47,687	Rs.	53,407	Rs.	59,265	US$	1,165
IT Products		1,363		1,764		1,609		1,787		35
Consumer Care and Lighting		2,592		3,102		3,450		3,956		78
Others		(294)		(836)		(97)		110		2
Reconciling items		(649)		127		(701)		(1,105)		(22)

Total	Rs	43,300	Rs.	51,844	Rs.	57,668	Rs.	64,013	US$	1,258

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	Rs.	49,117	Rs.	64,878	Rs.	61,141	Rs.	77,666	US$	1,526

	2009	2010	2011	2012	2012
					Convenience Translation into US$(1)

Available for sale investments	16,293	30,420	49,282	41,961	825
Working capital(4)	57,152	95,565	131,696	155,803	3,062
Total assets	284,255	329,928	371,443	436,001	8,567
Total debt	56,892	62,511	52,802	58,958	1,159
Total equity	147,381	196,549	240,371	286,163	5,623

Number of shares outstanding	1,464,980,746	1,468,211,189	2,454,409,145	2,458,756,228	2,458,756,228

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2012, has been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 50.89, as published by Federal Reserve Board of Governors on March 30, 2012.
2.	Adjusted for stock dividend.
3.	For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue.
4.	Working capital equals current assets less current liabilities.

Exchange Rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, J. P. Morgan, or Depositary, of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the amount of Indian rupees for which one U.S. dollar could be exchanged based on the certified foreign exchange rates published by the Federal Reserve Board of Governors. The column titled “Average” in the table below is the average of the certified foreign exchange rates on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End		Average		High		Low

2012	Rs.	50.89	Rs.	48.01	Rs.	53.71	Rs.	44.00
2011		44.54		45.46		47.49		43.90
2010		44.95		47.18		50.48		44.94
2009		50.87		46.32		51.96		39.73
2008		40.02		40.13		43.05		38.48

On May 11, 2012, the certified foreign exchange rate published by the Federal Reserve Board of Governors was Rs. 53.63.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low

April 2012	Rs.	52.65	Rs.	50.64
March 2012		51.38		49.14
February 2012		49.48		48.65
January 2012		53.11		49.39
December 2011		53.71		50.50
November 2011		52.48		48.94

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

A significant portion of our total operating expenses in our IT Services and IT Products businesses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates in our IT Services business, excluding Business Process Outsourcing (BPO) services, Indian IT Services and Infocrossing Inc., may cause significant variations in operating results in any particular quarter. Utilization rates are the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function excluding corporate activities.

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

Our profits attributable to equity holders increased by 5.20% for the year ended March 31, 2012, as compared to the year ended March 31, 2011. There continues to be a high level of global economic uncertainty driven by high levels of sovereign debt, particularly in Europe. Pricing remains competitive and clients remain focused on cost reduction and capital conservation. Consequently, to maximize our revenues, we are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. In our BPO business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins.

As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

If we do not continue to improve our administrative, operational and financial processes and systems to manage our growth, the value of our shareholders’ investment may be harmed.

Our expected growth will continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting, training and retaining sufficiently skilled technical, marketing and management personnel;

•

maintaining an effective internal control system and properly educating and training employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity or otherwise exposing us to unacceptable business risks;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems;

•	preserving our culture, values and entrepreneurial environment; and

•	assimilating and integrating disparate IT systems, personnel and employment practices, and operations of acquired companies.

If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of all segments of our business and harm the value of our shareholders’ investment.

Intense competition in the market for IT and ITeS services could adversely affect our cost advantages, and, as a result, decrease our revenues.

The market for IT services is highly competitive. Our competitors include software/IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT and ITeS companies operating from emerging low cost destinations such as China, the Philippines, Brazil, Romania and Poland. Some of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services and our competitors’ responsiveness to their clients’ needs.

We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client’s requirements the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts and/or imposition of penalties or damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized.

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

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract and retain these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

The continued efforts of the senior members of our management team, including of our Chairman and Managing Director, are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Changes in government policies may also affect our ability to attract, hire and retain personnel. Additionally, we may not be able to reassign or retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our profits could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Our profitability could suffer if we are unable to improve our cost management or such strategies are not as successful as they have been in the past.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery and effectively leveraging our sales and marketing and general and administrative costs. We have also taken actions to reduce certain costs, and these initiatives include, deriving greater productivity from fixed costs and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. Over time, we have seen a steady improvement in general and administrative costs as a percentage of revenue. Because of the significant steps taken in the past to reduce such costs, we may not be able to maintain such a high level of cost reduction once we have eliminated redundancies and streamlined our processes to maximize efficiency. If we are not able to mitigate rising employee compensation costs by relocating to lower cost locations, passing such increases to customers, or using other measures, our margins and results of operations could be materially adversely affected.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results.

Our IT Services business is approximately 76% of our revenue. Our revenue from this business is derived from transactions in foreign currencies, while a significant portion of our costs are in Indian rupees. The exchange rate between the Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against foreign currencies can adversely affect our revenue and competitive position, and can adversely impact our gross margins. We generate approximately 35% of our IT Services revenues in non-U.S. dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. dollar can affect our revenues and growth, as expressed in U.S. dollar terms. We seek to minimize this risk by entering into forward exchange and option contracts. However, volatility in exchange rate movement and/or sustained Indian rupee appreciation will negatively impact our revenue and operating results.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. Volatility in exchange rate movement and/or Indian rupee depreciation may negatively impact our operating results.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdown or factors that affect the economic health of the United States, Europe or these industries may affect our business.

We derive approximately 52% of our IT Services revenue from the United States and 28% of our IT Services revenue from Europe. If the economy in the United States or Europe continues to weaken and conditions in the global financial market continue to deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Furthermore, any significant decrease in the growth of the industries in which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and adversely affect our revenue and profitability.

Our IT Services revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

We currently derive, and believe that we will continue to derive, a significant portion of our IT Services revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2010, 2011 and 2012 accounted for approximately 4% of our IT Services revenue. For the same periods, our ten largest clients accounted for approximately 20% of our IT Services revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

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

Our profitability and the cost of providing our services are affected by the utilization rate of our professionals. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition employees from completed projects to new assignments and to hire and integrate new employees;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces;

•	our ability to manage attrition; and

•	our need to devote time and resources to training, professional development and other non-chargeable activities.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients.

Restrictions on immigration in the U.S. may affect our ability to compete for and provide services to clients in the U.S., which could hamper our growth and cause our revenue to decline.

Our employees who work onsite at client facilities or at our facilities in the U.S. on temporary or extended assignments typically must obtain visas. If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to our clients in the United States could be impaired. In response to past terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased its level of scrutiny in reviewing visa applications and has decreased the number of grants. These restrictions and any further changes could hamper our ability to service our customers and cause our revenue to decline.

A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm. The L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. There is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve annually.

Although there is no limit to the number of new L-1 petitions, the L-1 and H-1B Visa Reform Act of 2004 precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge if (1) such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge.

In addition, companies which have obtained H-1B visas on behalf of employees face higher labor, legal and regulatory standards. Investigations by the Wage and Hour Division of the United States Department of Labor or unannounced random site inspections by the United States Department of Homeland Security also could diminish our ability to compete for and provide services to our clients in the United States.

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

Although we currently have sufficient personnel with valid H-1B visas, we cannot be assured that we will continue to be able to obtain any or a sufficient number of H-1B visas for our onsite employees on the same time schedule as we have previously obtained.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Gaps in our compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

We have more than 28,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

Legislation in certain countries in which we operate, including the United States, may restrict companies in those countries from outsourcing work.

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts to enact new legislation to restrict offshore outsourcing or impose restrictions on companies that outsource. Periodically, restrictive outsourcing legislation has been considered by federal and state legislatures in the U.S. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

In addition, from time to time, negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data has been publicized, including reports involving service providers in India. Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.

Our failure to complete fixed-price, fixed-time frame contracts within the budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price or fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price arrangements, and hybrid contracts with features of both pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically-distributed service centers. Furthermore, when work gets outsourced we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers at Bangalore, Chennai, Hyderabad, Kolkata, Pune and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

We may be liable to our clients for damages caused by disclosure of confidential information or data security system failures.

We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees or former employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could damage our reputation and cause us to lose clients.

We are investing substantial cash assets in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure during fiscal year 2012 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2012 was Rs. 12,977 million (US$255 million). Additionally, as of March 31, 2012, we had contractual commitments of approximately Rs. 1,673 million (US$33 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to cloud computing and storage, mobility and applications and analytics, could have a material adverse effect on our business, results of operations and financial condition.

Many of our client contracts can typically be terminated without cause, with little or no notice and without termination charges, which could negatively impact our revenue and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with as little as 90 days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors that might result in the termination of a project or the loss of a client that are outside of our control, including:

•	the business or financial condition of our clients or the economy generally;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy such as moving to client in-house IT departments or to our competitors.

We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology or software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which would otherwise be beneficial for us.

Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.

As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our contracts with them. Benchmarking provisions allow a customer in certain circumstances to request a study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services against the comparable services of an agreed upon list of other service providers. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce our pricing for future services to be performed for the remainder of the contract term, which could have an adverse impact on our revenues and profitability.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Clients may subject us to litigation to seek damages for deficient services or for violating intellectual property rights.

Our clients may subject us to litigation and seek damages for losses caused by allegedly deficient services. Clients may also subject us to litigation and seek damages for violating or misusing their intellectual property rights. Our inability to provide services at contractually-agreed service levels or inability to prevent violation or misuse of the intellectual property of our clients could cause significant damage to our reputation and adversely affect our results of operations.

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

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2012, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

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

Subsequently, the SEC’s Division of Enforcement requested that we provide, on a voluntary basis, certain information and documents concerning, among other things, issues relating to auditor independence. Some of the voluntary requests also relate to the same subject matter we disclosed which the Audit Committee investigated previously, including the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We are cooperating with the SEC’s requests. The outcome of the SEC’s review of this matter is uncertain. A conclusion by the SEC that differs with the conclusions reached by KPMG India and our Audit Committee could have a material adverse effect on us.

If we are unable to collect our receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process which may affect our operating profitability. These risks include, but are not limited to, the following:

•

Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not reimbursable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in prospective adjustments of previously agreed upon rates for our work and may affect our future margins.

•

If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy and therefore we can only mitigate, and not eliminate, this risk.

•

Government contracts, and the proceedings surrounding them, are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts among commercial and governmental entities.

•

Political and economic factors such as pending elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

We may incur substantial costs for environmental regulation compliance.

We are subject to various federal, state, local and foreign laws relating to protection of the environment. We may incur substantial fines, civil or criminal sanctions, or third-party claims for property damage or personal injury if we are held liable under environmental laws and regulations. Our current compliance with environmental laws and regulations is not expected to have a material adverse effect on our financial position, results of operations or competitive position.

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

We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce certain of these risks. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

An increasing amount of goodwill and acquisition related intangibles in our financials may lead to significant impairment charges in the future.

The amount of goodwill and intangible assets in our consolidated financial statement has increased significantly in recent years, primarily due to acquisitions. Goodwill and acquisition related indefinite life intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Risks Related to Investments in Indian Companies and International Operations Generally.

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies such as taxation and foreign investment policies, Government of India currency exchange control and changes in exchange rates and interest rates.

Wage increases in India may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.

Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term wage increases may reduce our profit margins. Furthermore, increases in the proportion of employees with less experience, or source talent from other low cost locations, like Eastern Europe, China or Southeast Asia could also negatively affect our profits.

We would realize lower tax benefits if the special tax holiday scheme for units set up in Special Economic Zones is substantially modified.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones or from operation of units located in Special Economic Zones, or SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ and thereafter is equal to 50.0% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Effective for financial years beginning April 1, 2011, we are subject to a Minimum Alternate Tax, or MAT, at a fixed rate of approximately 20.0% on its net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

In the past, there have been demands by legislators and various political parties in India for the Government of India to actively regulate the development of SEZs by private entities. There have also been demands to impose strict conditions which need to be complied with before economic zones developed by private entities are designated as SEZs. If such regulations or conditions are imposed, it would adversely impact our ability to set up new units in such designated SEZs and avail ourselves of the tax benefits associated with SEZs.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the Finance Bill, 2012, the Government of India has proposed to levy service tax based on a negative list of services. Consequently, all services are likely to become taxable, except notified exempted services.

We are also subject to U.S. taxes on income, taking into account corresponding deductions, attributable to the permanent establishment and operation of our U.S. branch. Such tax is assessed at a rate of up to 35%. In addition, we are subject to a 15% Branch Profit Tax, or BPT, in the U.S. on the “dividend equivalent amount” as the term is defined under U.S. tax laws. Based on the net profits of our U.S. branch for fiscal year 2012 and the net assets held as of March 31, 2012 and March 31, 2011, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits, and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and negatively affecting our profits.

We operate in jurisdictions that impose transfer pricing and other tax related regulations on us, and any failure to comply could materially and adversely affect our profitability.

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

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, U.K., the attacks of June 30, 2007 in Glasgow, U.K., the attacks in November 29, 2008 and July 13, 2011 in Mumbai, India and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in those regions. In addition, such attacks may make business travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters, the occurrence of which could cause our business to suffer.

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, as occurred in Japan in March 2011, a flood, as occurred in Thailand in July 2011, or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Political considerations in the Government of India could delay the liberalization of the Indian economy and adversely affect economic conditions in India in general, which could in return impact our financial results and prospects.

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

For instance in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is also considering making changes in its SEZ policy. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not mandate prior approvals for IT companies such as ours. If we are required to seek the approval of the Government of India and the Government of India does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

•	if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company;

•	if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs or Global Depositary Receipts (“GDRs”); or

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.

We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors or executive officers or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of many of these persons are also located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

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

Risks Related to the ADSs

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares in the public market, including sales by insiders, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or our ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

The Securities and Exchange Board of India (SEBI) recently adopted rules that require publicly listed companies to have at least 25% of their equity shares held publicly by no later than June 2013. Compliance with these SEBI rules could require our promoters to sell to the public their equity shares and reduce their ownership holdings, which could create volatility and impact the market price of our equity shares or ADSs.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Since the equity shares underlying the ADSs are listed in India on the Bombay Stock Exchange (“BSE”) and National Stock Exchange (“NSE”) and trade in Indian rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee. In addition, dividends declared, if any, are denominated in Indian rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. dollars will be affected by exchange rate fluctuations. If the Indian rupee depreciates against the U.S. dollar, the price at which our ADSs trade may—and the value of the U.S. dollar equivalent of any dividend will decrease accordingly.

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

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the Reserve Bank of India for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.

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

Media coverage, including social media coverage such as blogs, of our business practices, employees, policies and actions has increased dramatically over the past several years. Any negative media coverage, regardless of the accuracy of such reporting, may have an initial adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you prior to such shareholders’ meeting, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2012. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation—Material United States Federal Tax Consequences—Passive foreign investment company.”

Item 4.	Information on the Company

History and Development of the Company

Wipro Limited was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 1956. We are a public limited company deemed to be registered under the Companies Act, 1956 (“Companies Act”) and are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. In October 2000, we raised gross aggregate proceeds of approximately US$131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. The name and address of our registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

We first began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into the manufacture of soaps and other consumer care products. During the late 1970s and early 1980s, we further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, we leveraged our hardware expertise and began also offering our clients software services. We are one of the pioneers of the offshore development center (“ODC”) model.

In addition to IT services and products, we have continued to grow into business segments such as Consumer Care and Lighting Products and Infrastructure Engineering.

We are headquartered in Bangalore, India and have operations in North America, Europe, Africa, Latin America and Asia. For the fiscal year ended March 31, 2012, 93% of our operating income was generated from our IT Services business segment. For the same period, the IT Products business segment represented 3% of our operating income and the Consumer Care and Lighting and the Others business segments, including reconciling items, represented 4% of our operating income.

We incurred capital expenditure of Rs. 12,631 million, Rs. 12,211 million and Rs. 12,977 million during the fiscal years ended March 31, 2010, 2011 and 2012, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments. As of March 31, 2012, we had contractual commitments of Rs. 1,673 million (US$33 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2012.

In the last three fiscal years, we have made several acquisitions, including the acquisition of the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”) in June 2011 and Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India) in December 2009.

Industry Overview

IT Services

Companies are increasingly turning to offshore IT service providers to meet their need for high quality, cost competitive technology solutions and IT services. Spending on global sourcing in 2011 grew twice as fast as global technology spending, according to the National Association of Software and Service Companies (NASSCOM) Strategic Review Report 2012. Offshore IT service providers offer a range of end to end software development, IT business solutions, research and development services, business process outsourcing, or BPO, consulting and related support functions to reduce cycle times for the introduction of new products and services.

Over the past two decades, India has risen to become the leading destination for global sourcing of IT, BPO and R&D services. Established Indian IT services companies have a proven track record for providing business and technology solutions, offering a large, high quality and English-speaking talent pool, and a friendly regulatory environment. These factors, coupled with strong existing client relationships have facilitated India’s emergence as a global outsourcing hub. The following are key factors contributing to the growth of India-based IT services:

•

India-based global sourcing offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs as well as productivity gains derived from having a very competent employee base. According to the NASSCOM Strategic Review Report 2012, operating costs in India continue to deliver cost savings of about 50-80% as compared to other source locations.

•

India has a large, highly skilled and English-speaking talent pool. According to the NASSCOM Strategic Review Report 2012, the Indian IT industry employed nearly 2,770,000 software professionals as of March 31, 2012, making it one of the largest employers in the global IT services industry.

•

Favorable policy decisions of the Government of India have played an instrumental role in the development of a robust IT and BPO sectors in the country. The Software Technology Park Scheme and the SEZ Act played a dominant role in the emergence and development of the IT and BPO industries by providing incentives in the form of tax holidays.

•

The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector since it was deregulated to permit private participation, with the rapid decline of the cost of international connectivity and improvement in service level quality.

•	India-based IT companies have proven their ability to deliver premium IT and BPO services that satisfy the requirements of international clients who adhere to the highest quality standards

While exports remain the focus area for the Indian IT industry, the domestic IT services representing approximately 22% of the total Indian IT industry is expected to be a key growth driver. According to the NASSCOM Strategic Review Report 2012, the Indian IT services market, including hardware, is expected to grow at over 16% in 2012. This growth will be driven by all customer segments, and particularly across government, enterprise consumers and small medium businesses.

IT Products

According to the NASSCOM Strategic Review Report 2012, the hardware market in India is estimated to account for 40% of the domestic IT industry and is expected to grow over 8% in fiscal 2012. The key components of the hardware industry are servers, desktops and laptops, storage devices, peripherals and networking equipment. Increased use of computing devices in education and consistent demand from enterprises are key factors driving the continued growth of this market. Additionally, the Government of India is promoting initiatives to provide low cost affordable computing, which is expected to also fuel growth. Increased adoption of virtualization and cloud computing technologies, large-scale digitization and the increased importance of big data or analytics have also contributed to growth in the server and storage markets. Demand for networking equipment is increasing as businesses invest in expanding and upgrading their infrastructure, and as penetration of mobile devices, teleconferencing and voice over internet protocol (“VOIP”) increases.

Increasing demand for data and rising consumer income is leading to an increase in demand for notebook computers, which according to the NASSCOM Strategic Review Report, 2012, was the fastest growing market among all hardware categories.

Consumer Care and Lighting

AC Nielsen estimates that India is amongst the fastest growing geographies for fast moving consumer goods (“FMCG”), with a growth rate of 14.2% for the Moving Annual Total November 2011, or the twelve month period ending in November 2011, for the non-food segment. On the basis of AC Nielsen reports for various Southeast Asian countries titled “Market Pulse 2011”, we estimate the Indian market to grow at a compounded annual growth rate (“CAGR”) between 12% to 15% for the period from 2012-2015. On the basis of similar reports, we estimate household and personal care FMCG market in the other Asian countries in which we operate including Malaysia, Vietnam and Indonesia, to grow at a CAGR of 8% for the period from 2012-2015.

Business Overview

We are one of the leading global IT services providers. We provide a comprehensive range of IT services, software solutions, IT consulting, BPO services and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world. We develop and integrate solutions that enable our clients to leverage IT in achieving their business objectives at competitive costs. We use our quality processes and global talent pool to deliver time to development advantages, cost savings and productivity improvements.

Our IT Services business segment provides a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design. Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we service are undergoing rapid change due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. We believe that these trends provide us with significant growth opportunities.

Our IT Products business segment provides a range of IT products encompassing computing, storage, networking, security and software products. Under this segment, we sell IT products manufactured by us as well as third-party IT products.

Our Consumer Care and Lighting business segment includes personal care products, soaps, toiletries, infant care products, trade and commercial lighting, modular switch lights and modular office furniture. We have a strong brand presence in niche segments and have significant market share in select regions in India. In addition, we have a strong presence in the personal care products market in Southeast Asia and the Middle East. Our office solutions include lighting products, modular switches, modular furniture, and security solutions.

Our Competitive Strengths

We believe that the following are our principal competitive strengths:

Comprehensive range of IT services

We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance, and take end-to-end responsibility for project execution and delivery. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at client site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

Broad range of research and development services

Due to our strengths in research and development services, we are well positioned to benefit from recovery in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2012, engineering research and design services exports from India are estimated to pass US$10 billion in fiscal 2012. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles.

Global delivery model

One of our strengths is our global delivery model, which includes our offshore development centers, or ODCs, and our near shore development centers. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high quality services at a relatively low cost to international clients.

Ability to access, attract and retain skilled IT professionals

We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Master’s degree in software engineering. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. As of March 31, 2012, in our IT Services business we had over 125,000 professionals. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan and a productivity bonus plan since October 1999.

Broad distribution network and strong sales force in India

We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segments, our direct sales force targets large corporate clients and our 64 active channel partners focus on medium and small enterprises. For our Consumer Care and Lighting products segment, we have access to more than 1.9 million retail outlets in India. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

Strong brand recognition in the Indian market

We believe that our brand is among the most well recognized brands in the Indian market. We have been operating in the Indian market for over 65 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotional campaigns.

Overall business strategy

Our goal is to drive sustainable and profitable growth in all of our business segments, including IT services, IT products, consumer care and lighting and others, by executing the following key strategies:

Continuously improve service and delivery efficiencies

We seek to achieve agility and increased efficiencies in our organization by continuously improving the manner in which we develop and deliver our IT services. We develop preconfigured solutions, standardized delivery tools and technology-enabled delivery processes to increase the speed and efficiency of our IT services and provide our clients with faster, more accessible and more cost effective IT solutions. For example, our cloud and hosted service offerings provide clients with standardized and automated solutions that allow them to collect, process and analyze information quickly without the need for extensive consultation and configuration. Where specialized solutions are required, we believe that more experienced and better trained personnel can identify problems, develop solutions and deliver those solutions in a more efficient and cost effective manner. By deploying more experienced and highly trained personnel across our service and product delivery offerings, we intend to further increase our effectiveness and efficiency.

Focus on broad range of services in key industry verticals and develop deep industry knowledge

We continue to build specialized industry expertise in key verticals and offer a broad range of IT services in each of these key verticals. We have invested and continue to invest significant resources in understanding and prioritizing verticals such as banking, financial services and insurance, healthcare, life sciences & services and retail and consumer product goods. Within these verticals, we invest in developing deep industry knowledge, understanding the information and technology needs of major participants and leveraging available technologies to deliver effective solutions and products to our clients and potential clients. We also seek to meet all of the IT services needs of clients in these verticals with a broad range of specialized service offerings that are designed to address the industry specific issues and needs of our clients.

Aggressively build awareness of the Wipro brand name

We continue to aggressively build awareness of the Wipro brand name among clients and consumers both domestically and internationally. We believe we can leverage the strength of our international brand name across all of our business segments by ensuring that our brand name is associated with our position as a market leader committed to high quality. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific markets. In our IT services business segment, we seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

Pursue differentiation and leadership through our people

We believe that our employees are the backbone of our organization and a key differentiator in the global market for IT services and IT products. We are committed to recruiting and developing highly skilled employees, service providers and leaders. Our aim is to build a best in class global leadership team and provide our employees with unlimited opportunities for career enhancement and growth. We continue to design and implement processes and programs to foster people development, leadership development and skill enhancements among our global team. It is our aim to be a diverse global company that not only services clients but also empowers people worldwide to increase their expertise beyond their industry peers.

Pursue selective acquisitions

Acquisitions are an inherent part of our corporate strategy. We believe our acquisition program has the potential to further our strategic objectives, strengthen our competitive position, enhance our domain expertise and contribute to the growth and success of our company. In pursuing acquisitions, we focus on opportunities where we can leverage our domain expertise, specific skill sets and our global delivery model to realize service and product enhancements and higher margins. We also use our acquisition program to increase our presence in select geographies and pursue select business opportunities. For example, we significantly increased our footprint in the United States with the acquisition of Infocrossing, Inc., a then U.S. public listed company, in August 2007. In November 2009, we acquired Lornamead FZE, a personal care products company based in Dubai and Lornamead Personal Care Private Limited in India, and in April 2011, we acquired the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation, or SAIC.

Business segment overview

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design.

Our IT Services segment accounted for 75%, 75% and 76% of our total revenues for the years ended March 31, 2010, 2011 and 2012. Our IT Services segment accounted for 92%, 92% and 93% of our total operating income for the years ended March 31, 2010, 2011 and 2012, respectively.

IT Services offering

Our IT Services business segment is a leader in providing IT services to companies across the globe. We provide our clients with customized IT solutions to improve their business competitiveness. We offer these services globally through a team of over 125,000 professionals. This business segment accounted for 76% of our revenue and 93% of our operating income for the year ended March 31, 2012.

Our IT Services business segment is organized into six strategic business units by customer industry:

•

Finance Solutions: Finance Solutions is our biggest business in terms of revenue and includes clients in the banking, insurance and securities & capital market industries. We strive to bring transformational change to our clients. Our banking practice has partnered with over 50 of the world’s leading banks including four of the top five banks worldwide and leading banks in the Asia Pacific region. Our insurance practice has been instrumental in delivering success for our Fortune 100 insurance clients through our solutions accelerators, insurance IP, end-to-end consulting services and flexible global delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions, to address business priorities including operational efficiency, cost optimization, revenue enhancement and regulatory compliance.

•

Manufacturing and Hi-tech: We provide IT Services across the entire manufacturing ecosystem. We offer a range of solutions across various domains in the discrete and process manufacturing and hi-tech industries. We provide strategic business and technology solutions and advise customers on business process optimization and engineering such as Supply Chain Management (SCM), Product Lifecycle Management (PLM) and Manufacturing Enterprise Solutions (MES).

•

Global Media and Telecom: For the past two decades, we have offered services across the entire telecom and communications value chain including equipment vendors, device vendors, service providers and system integrators. We assist clients in dealing with dynamic changes arising from disruptions caused by new technology, new consumer services and stringent regulations.

•

Retail, Consumer Goods, Government & Transportation (RCTG): We provide strong customer-centric insight and project execution skills across retail, consumer goods, government and transportation industries. Our domain specialists work with customers to maximize value through technology investments.

•

Energy, Natural Resources and Utilities (ENU): Our ENU business unit is strongly positioned to meet the evolving needs of clients in the oil and gas, utilities and mining industries globally. Our energy practice helps clients, primarily in the oil and gas sectors, address complexity through solutions which can effectively collect data from oil wells to retail outlets, integrate different parts of the value chain to increase transparency and provide tools and solutions to effectively analyze data. A team of domain experts including geophysicists and seismic modelers support our technologists to leverage technology to meet our client’s business goals. We also offer core industry and long term solutions and services to the metals and mining industries. We provide IT and BPO services, improve effectiveness through differentiated engineering solutions in the areas of industrial automation, operations control, enterprise integration and fleet management and logistics and address long term sustainability through environment, health and safety and integrated real time mining solutions. We also work with utility firms to reduce operational costs and enhance revenue by improving customer satisfaction.

•

Healthcare, Life Sciences & Services (HLS): We have a comprehensive presence in HLS industries across payers, providers, e-health and government funded programs, pharma and life science segments. Our centralized, scalable and high quality software delivery capability coupled with our domain knowledge help us to provide innovative solutions which enable our clients to produce products faster and at lower costs. We have substantial experience in supporting global supply chain initiatives to implement ERP applications, PLM tools, enterprise compliance management apps, lab-automation apps and controlled records management solutions.

Our service offerings in each of these strategic business units are aligned with the technology needs of our customers which include applications, infrastructure, engineering, business processes, analytics, consulting, cloud and mobility services. Our key service offerings are outlined below:

•

Business Application Services: Business Application Services (BAS) is directed towards enabling customers to create successful and adaptive businesses through a robust business architecture, process transformation and innovation. We help drive business innovation through integrating next generation technology into the enterprise IT landscape for our customers. This includes Social Media and Digital Marketing among others.

•

Enterprise Applications: Our business process solutions are applied in the areas of: enterprise resource planning or ERP, supply chain management and customer relationship management with leading packages including SAP and Oracle.

•

Business Collaboration and Customer Experience: We offer business-to-customer (B2C), business-to-business (B2B) and business-to-employee (B2E) collaboration and commerce solutions driving business growth and workforce effectiveness for organizations. Our customer experience solutions enable clients to create a consistent, multi-channel brand experience and drive customer engagement and loyalty.

•

Enterprise Integration: We offer a comprehensive portfolio of service-oriented integration solutions, including application-to-application integration and B2B integration, enabling seamless cross-functional business processes within the enterprise and across the extended value chain.

•

Enterprise Security Solutions: We offer end-to-end integrated enterprise security solutions and are among the top global firms offering comprehensive IT security services. Our solutions enhance performance of information security and enable compliance programs to adapt with agility to constantly evolving business and IT risks.

•	Testing Services: Our services enable our clients to develop a comprehensive testing strategy with innovative solutions to ensure total quality assurance.

•

Emerging Technologies: We enable organizations to navigate and adopt new paradigms such as Cloud/Software-as-a-Service (SaaS), sustainability, digital marketing and social computing, delivering faster business results on investments to gain a competitive edge.

•

Global Infrastructure Services: Our global infrastructure services (“GIS”) backed by our unique IT360™ framework enable clients to deploy the latest in technology solutions across the globe, ensuring accelerated growth and continuous innovation for businesses. Some of our key industry specific service offerings include Wireless Place, Shoptalk™, and Bank in a box, while our traditional offerings include Data Center Management, Cloud, Managed Network, Managed Security, End User Computing and Business Advisory services.

•

Product Engineering Services and R&D Services: Our market proven solutions frameworks like Digital TV middleware stacks, tele-health gateway and automotive connectivity solution and end-to-end product lifecycle services like Collaborative Design, Manufacturing & Sustenance (CDMS) program have experienced strong growth. These new offerings when paired with the rest of our well-established infrastructure and mobile applications provide enterprise clients with a complete mobility strategy across the globe.

•

Mobility Services: Wipro Mobility Solutions enable next-generation mobile products and applications from end-to-end design of mobile devices creating mobile ecosystems for enterprises to serve internal and external customers. Our focus is on understanding all components of a mobile device, developing holistic system integration capabilities, market proven solution accelerators, strong partnerships with mobile enterprise application platforms, and testing expertise.

•

Business Process Outsourcing (BPO): Our BPO business enables clients to improve the quality of their processes, reduce costs and realize economies of scale. We are uniquely positioned to service customer requirements by leveraging our quality and innovation, talented employees, self-sustaining process framework and domain knowledge. We offer customized service offerings that translate into flexible and cost effective services of the highest quality for our customers. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other stand-alone IT services providers.

Our BPO service offerings include:

•	customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	finance and accounting services, such as accounts payable and accounts receivable processing;

•	process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management;

•	knowledge process outsourcing services which involve high-end knowledge work on intellectual property, equity and finance, analytics, market research and data management; and

•	process transformational offerings, such as automated chats and e-mails, speech analytics and IVR based voice solutions.

•

Analytics and Information Management: Our Analytics and Information Management service helps customers accelerate enterprise wide performance through smart, agile and integrated analytical solutions and frameworks. By bringing together the combined expertise of Analytics, Business Intelligence, Performance Management and Information Management, we help customers derive valuable insights, make informed decisions and drive revenues by harnessing and leveraging enterprise information. Our service line provides consulting, business centric and technology specific analytical solutions and data management frameworks developed through a complete ecosystem of partners, focusing on industry specific analytics, optimization and operations analytics, Enterprise Data Warehouse, MDM, Data quality and data life cycle management.

•

Consulting: Wipro Consulting Services (WCS) helps companies solve today’s business issues while thinking ahead to future challenges and opportunities. We bring value to our clients through end-to-end business transformation—think, build and operate. Our model for the 21st century virtual corporation includes implementing lean process transformation, exploiting new technology, optimizing human capital and physical assets and structuring next generation partnering agreements that create value and win/win business outcomes for our clients.

WCS has nine industry leading consulting practices,—Business Transformation, Product Strategy, Supply Chain Management, Finance and Accounting, Human Resources and Organizational Change Management, CRM, Process Excellence, Risk and Regulatory Compliance and Enterprise Architecture. Our consultants are based across North America, Western Europe, India, the Middle East, Africa and the Asia Pacific. As a business unit of Wipro, we can follow through on our business analysis with implementation, combining the benefits of proximity and global leverage to provide a technological and timing edge.

•

Cloud Services: Our cloud services business is a growth driver for our business, and we continue to develop and improve our cloud based service offerings. We recognize that an integrated solutions approach is necessary to realize the business value of cloud services. We help clients achieve this through:

•	Strategy Consulting Services: Assist our customers integrate cloud services into their IT portfolio across public, private and hybrid cloud environments.

•	System Integration Services: Design, build, deploy and manage cloud computing environments—from implementing on-premise private clouds for clients to implementing packaged product SaaS offerings.

•	Engineering Services: Reengineer ISV packaged products for delivery as a SaaS offering to end customers and host the SaaS offerings in Wipro data centers.

•	Application Development Services: Provide application development, testing and management services for public cloud platforms like Salesforce.com and MS Dynamic CRM.

•	Infrastructure Services: Offer infrastructure advisory and collaboration services aimed at designing, managing and monitoring public and private cloud environments and virtual desktops.

•	Wipro branded Cloud solutions: Develop industry specific solutions which will be delivered in a SaaS business model to our customers.

Our solutions and services extend across the various cloud layers from business process as a service, software as a service, platform as a service to infrastructure as a service.

Our Global Delivery Model

Our Global Delivery Model allows us to utilize the best talent available where it located to achieve the best financial and delivery results possible. Our Global Delivery Model relies on the following key elements:

•	24 hour capabilities across multiple time zones;

•	highly skilled technology professionals;

•	cost competitiveness across geographic regions;

•	uninterrupted service delivery through multi-location redundancy; and

•	an integrated workflow based system with reusable tools and knowledge management.

We have accelerated the speed to market of our solutions through our globally connected delivery centers and depth of capabilities. We have seven strategic delivery centers outside India located in the United States, Finland, China, Poland, Romania and Mexico. We have over 70 delivery centers globally.

IT Services Clients

We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across multiple service offerings. We seek to expand the level of business with our existing clients by increasing the type and range of services we provide to them. The table below illustrates the size of our client project engagement size as measured by revenues.

	Number of clients in
Per client revenue(US$)	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2012
1-3 million	180	174	183
3-5 million	60	75	84
>5 million	166	180	208

Total > 1 million	406	429	475

The largest client of our IT Services segment accounted for 3%, 3% and 4% of total revenues from the IT Services segment for the fiscal years ended March 31, 2010, 2011 and 2012. For the same periods, the five largest clients of our IT Services segment accounted for 11% of our total IT Services revenues.

Sales and Marketing for IT Services

Sales: We believe that the “customer” always comes first. We believe we can achieve higher levels of client sales and client satisfaction by structuring ourselves based on the following key elements:

•	Client Relationship: We have designated global client partners that have primary responsibility for the client relationship with single person accountability and single person sales responsibility.

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in the industry they are selling to.

•	Proactive Solutioning: We have a consulting led approach to sales where our sales teams provide proactive solutions to prospective clients rather than just sell our software services capabilities.

•

Geographic Focus: We have dedicated sales teams with a country and region specific focus to increase our knowledge of the local business culture, anticipate prospective and existing client needs and to increase our market penetration.

Marketing: Our marketing organization complements our sales teams by:

•	Building on our brand as a global company that is a leader in global consulting and IT services;

•	Positioning our brand with clients as a solution provider that utilizes innovative techniques to solve difficult as well as mundane problems; and

•	Participating in industry events that are aligned to drive sales by showcasing our services, products and strategic alliances.

With our global sales operations spread across different parts of the world, we target our efforts towards the world’s largest companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

IT Services Competition

The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture, IBM Global Services Cognizant Technology Solutions Corporation and Tata Consultancy Services.

These competitors are located internationally as well as in India. We expect that competition will further increase and will potentially include companies from other countries that have lower personnel costs than are found in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Because wage costs in India are presently increasing at a faster rate than those in the United States our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

•	the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

•	the extent to which our international competitors expand their operations in India and benefit from the favorable wage differential;

•	the price at which our competitors offer their services; and

•	the extent to which our competitors can respond to a client’s needs.

We believe we compete favorably with respect to each of these factors and believe our success has been driven by quality leadership, our ability to create client loyalty and our expertise in select targeted markets.

IT Products

Our IT Products segment provides a range of IT products encompassing computing, storage, networking, security and software products. Under this segment, we sell IT products manufactured by us as well as third-party IT products. Our IT Products segment accounted for 14%, 12% and 10% of our total revenues for the years ended March 31, 2010, 2011 and 2012, respectively. Our IT Products segment accounted for 3% of our operating income for each of the years ended March 31, 2010, 2011 and 2012, respectively.

IT Products Offering

Our range of IT Products is comprised of the following:

•

Wipro Manufactured Products. Our manufactured range of products includes desktops, notebooks, net power servers, netStor storage and super computers. We offer form, factors and functionalities that cater to the entire spectrum of users—from individuals to high-end corporate entities. We continue to launch new products based on market needs.

•	Enterprise Platforms. Our offerings in this category include design and deployment services for enterprise class servers, databases and server computing resource management software.

•	Networking Solutions. Our offerings under this category are comprised of consulting, design, deployment and audit of enterprise wide area network (WAN), wireless LAN and unified communication systems.

•	Software Products. Our products under this category are comprised of enterprise application, data warehousing and business intelligence software from leading software product companies

•	Data Storage. Our products under this category are comprised of network storage, secondary and near line storage, backup and storage fabrics.

•

Contact Center Infrastructure: Our offerings include switch integration, voice response solutions, computer telephony interface, customized agent desktop application, predictive dialer, customer relationship management, multiple host integration and voice logger interface.

•	Enterprise Security: Our security products include intrusion detection systems, firewalls and physical security infrastructure covering surveillance and monitoring systems.

•	Emerging Technologies. We also offer new technologies including virtualization, IP video solutions and private cloud implementations.

IT Products Clients

The clients for our IT Products segment range from single users to large enterprises. We provide our offerings to enterprises under all major industries including the government, defense, IT and ITeS, telecommunications, manufacturing, utilities, education and financial services. We have a diverse range of clients, none of whom account for more than 10% of our IT Products business segment revenues.

IT Products Sales and Marketing

We sell and market our manufactured products through our direct sales force, national distributor network and resellers. Our direct and indirect teams are distributed geographically. We resell the enterprise products through our direct sales force. Our direct sales teams are organized by:

•	client segment;

•	geography; and

•	industry segment.

We use an integrated team sales approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability. Global Products receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, CMC and Redington. Our international competitors are IBM, Dell, HP, Lenovo, Acer, Sony and Toshiba.

One of the major challenges we encounter is margin pressure due to competitive pricing. Winning mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. We believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create client loyalty by delivering value to the customer.

Consumer Care and Lighting

Our Consumer Care and Lighting (CCL) business segment focuses on niche market segments in personal care in specific geographies in Asia, the Middle East and Africa, as well as office solutions in India. We successfully leverage our brands and distribution strengths to sustain a profitable presence in the personal care sector, including personal wash, fragrances, hair and skin care, male toiletries and household lighting and office products. Our office solutions include lighting products, modular switches, modular furniture and security solutions. Our Santoor soap brand is the third largest in India in the soap category, and our Safi brand is the largest Halal toiletries brand in Malaysia. Our Yardley brand gives us a stronger presence in the Middle East in the luxury segment of personal care. We are among the top 15 companies in personal care in India, and the third largest company in personal care in Malaysia and the fourth largest company in personal care in Vietnam.

Our Consumer Care and Lighting segment accounted for 8%, 9% and 9% of our total revenue for the years ended March 31, 2010, 2011 and 2012, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the years ended March 31, 2010, 2011 and 2012.

CCL Products

Personal care products. Our range of personal care products includes deodorants and fragrances, hair care, bath and shower, skin care and other personal care products. We have focused on consolidating our brand portfolio and now have about 34 brands including Yardley, Enchanteur, Safi, Eversoft and Romano. We expect to further consolidate our portfolio.

Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, all produced using ethnic ingredients. Our umbrella brands include Santoor, Chandrika, Wipro Active and Wipro Baby Soft, a line of infant and child care products that includes soap, talcum powder, oil, diapers and feeding bottles and wellness products.

Lighting. Our product line includes modular switches, incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, retail stores, software development centers and other industries. We also offer security solutions for household and institutional consumers.

Modular office furniture. Our modular furniture is for office use and includes workstations, storage and chairs. Our product range includes premium workstations and seating systems designed by reputable international designers. We operate both in commercial and retail markets. We sell our products to software development centers, banks and financial institutions, insurance companies and manufacturing companies who are in the process of setting up new facilities or expanding their current workspaces.

CCL Sales and Marketing

We market and sell our personal care products through a host of distribution channels which include modern retail outlets, hypermarts, supermarts, traditional retailers, van operators and wholesalers. We sell and market our consumer care products primarily through our distribution network in India, which has access to over 4,000 distributors and approximately 1.9 million retail outlets throughout the country. We sell a significant portion of our lighting products to major industrial and commercial customers through our direct sales force, from 34 sales offices located throughout India.

In India, we leverage our brand recognition by successfully incorporating the Wipro name in our consumer brands. We intend to expand our marketing efforts with the aid of advertising campaigns and promotional efforts targeted at specific regions of India. We intend to introduce acquired personal care product brands to further establish our presence in the markets for personal care products in India.

In our other geographies, led by Malaysia, Vietnam, Indonesia and China, we have direct access to over 230,000 retail outlets.

CCL Competition

In the personal care, soaps and toiletries products market, we face competition primarily from multinational companies like Unilever, Proctor and Gamble, Johnson & Johnson, L’Oreal, ITC (FMCG), Reckitt Benckiser and Godrej among others. In the office solutions and lighting products market we face competition primarily from multinational companies like Philips, General Electric, Havells, Bajaj, Crompton, Godrej and BP Ergo among others. Certain competitors have recently focused on sales strategies designed to increase sales volumes through lower prices. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.

Raw Materials and Manufacturing for CCL

The primary raw materials for our soap and personal care products are agricultural commodities, such as vegetable oils. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of vegetable oils and other agricultural commodities tend to fluctuate due to seasonal, climate and economic factors. Our packaging materials are primarily paper derivatives and petroleum based plastics, which fluctuate in line with their commodity source, due to similar factors.

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

We have 13 manufacturing locations, with eight factories in India, two in Malaysia and one each in Vietnam, Indonesia and China. We also contract with over 60 third-party manufacturers to source our extensive product range.

Others Business Segment

Our Others business segment includes our infrastructure engineering business. Our Others segment is centered on our mobile construction equipment business and our material handling business. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic pumps, motors and valves for international companies. We have a global footprint in terms of manufacturing facilities in Europe, Brazil, China and India and sell to customers across the globe. We also expanded this business segment to provide water solutions that address the entire spectrum of treatment solutions and systems for water and waste water.

Our strategy is to increase our global market share through strengthening relationships with global original equipment manufacturers (OEMs) who are likely to seek stable suppliers like Wipro to partner with, and diversification into newer segments organically and/or inorganically through acquisitions. Our main domestic competitors include, UT Limited (India), Dongyong, Pacoma, Sundaram Hydraulics and Dantal and overseas suppliers such as the Kayaba, Precision Hydraulics Company and Hyva.

Our Others business segment also includes our Wipro Eco Energy business unit, which provides intelligent, sustainable alternatives for energy generation, distribution and consumption. We help customers reduce their energy footprint, increase energy efficiency and replace conventional with renewable energy sources.

Our Others segment, including reconciling items accounted for 3%, 4% and 5% of our total revenues for the years ended March 31, 2010, 2011 and 2012, respectively. Our Others segment, including reconciling items accounted for (1)%, (1)% and (2)% of our operating income for the years ended March 31, 2010, 2011 and 2012, respectively.

Raw Materials and Manufacturing for Others Segment

The primary raw materials for our hydraulic cylinder products are steel tubes, rods, casting and cylinder bottoms. We purchase these raw materials domestically and internationally through various supplier contracts. Prices of most raw materials vary due to various economic factors.

We have ten manufacturing facilities across the globe with three facilities in India, four in Sweden and one each in Finland, China and Brazil.

Investment in Affiliates

In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture, and we hold 49%. GE and Wipro have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in the South Asian markets with after-sales services for all GE Medical Systems products sold to them. Products offered in this market consist of GE Medical Systems products manufactured worldwide and portable ultrasound equipment manufactured in India by this joint venture for global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for its global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.

Markets and Sales Revenue

Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2010		2011		2012
	(in millions)
IT Services	Rs.	202,490	Rs.	234,850	Rs.	284,313
IT Products		38,205		36,910		38,436
Consumer Care and Lighting		22,584		27,258		33,401
Others		7,143		10,896		18,565
Reconciling items		1,152		1,073		534

	Rs.	271,574	Rs.	310,987	Rs.	375,249

Our revenues for the last three fiscal years by geographic areas are as follows:

	Year ended March 31,
	2010		2011		2012
	(in millions)
India	Rs.	62,179	Rs.	67,904	Rs.	80,135
United States		119,870		129,217		148,160
Europe		56,780		68,159		87,186
Rest of the world		32,745		45,707		59,768

	Rs.	271,574	Rs.	310,987	Rs.	375,249

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

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, India has now complied with all World Trade Organization (“WTO”) requirements with respect to intellectual property protection, which means that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights.

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

As of March 31, 2012, we hold more than 1,100 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and the British Virgin Islands. We also have 101 registered patents, 18 registered copyrights and 11 registered designs. We have approximately 58 patent applications, 12 design applications and 5 copyright applications pending for registration in various jurisdictions across the world.

We have more than 255 registrations completed with respect to WIPRO and the Flower logo trademarks in over 84 territories across the world (including Madrid Protocol countries) and more than 145 trademark applications pending registration. These overseas registrations also include our applications in the EU (via the Community Trade Mark). We have more than 145 trademark applications pending in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka, and other countries. We cannot guarantee that we will obtain registration for trademarks including service marks, patent, design and copyright registration for any of our pending applications.

Effect of Government Regulation on our Business

Regulation of our business by the Government of India affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws and tax holiday for operations in notified economic zones. The tax holiday for all of our STP/EOU units expired in fiscal year 2011. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by successive Indian Governments since 1991, including the current Indian Government. Further, there are restrictive parts of Indian laws that affect our business, including that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Finally, we are subject to several legislative provisions relating to the prevention of food adulteration, weights and measures, drugs and cosmetics, storage of explosives, environmental protection, pollution control, essential commodities and operation of manufacturing facilities. Non-compliance with these provisions may lead to civil and criminal liability.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Our subsidiaries as of March 31, 2012 are listed in the table below.

Direct Subsidiaries	Step Subsidiaries		Country of Incorporation
Wipro Inc.			U.S.
	Wipro Gallagher Solutions Inc		U.S.
	Enthink Inc.		U.S.
	Infocrossing Inc.		U.S.
Wipro Energy IT Services India Private Limited (formerly SAIC India Private Limited)			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India
Wipro Travel Services Limited			India
Wipro Consumer Care Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited	U.K.
		Wipro EuropeLimited (A) (formerly SAIC Europe Limited)	U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
	Wipro Information Technology Netherlands BV (formerly RetailBox BV)		Netherland
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia

Direct Subsidiaries	Step Subsidiaries		Country of Incorporation
		Wipro Gulf LLC (formerly SAIC Gulf LLC)	Sultanate of Oman
		Wipro Technology Chile SPA	Chile
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy.(A)	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Wipro Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain
	Wipro Yardley FZE		Dubai

Wipro Australia Pty Limited			Australia

Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore

Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Chandrika Limited*			India

Vignani Solutions Private Limited			India

WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.

Wipro Technology Services Limited			India

Wipro Airport IT Services Limited*			India

Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.			China

*	All the above direct subsidiaries are 100% held by the Company except that the Company hold 98% of the equity securities of Enthink Inc., 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

As of March 31, 2012, the Company also held 49% of the equity securities of Wipro GE HealthCare Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Wipro Unza Holdings Limited, Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Infrastructure Engineering Oy and Wipro Europe Limited are as follows:

Step Subsidiaries	Step Subsidiaries	Country of Incorporation
Wipro Unza Singapore Pte Limited		Singapore
Wipro Unza Indochina Pte Limited		Singapore
	Wipro Unza Vietnam Co., Limited	Vietnam
Wipro Unza Cathay Limited		Hong Kong
Wipro Unza China Limited		Hong Kong
	Wipro Unza (Guangdong) Consumer Products LTD.	China
PT Unza Vitalis		Indonesia
Wipro Unza Thailand Limited		Thailand
Wipro Unza Overseas Limited		British virgin islands
Unzafrica Limited		Nigeria
Wipro Unza Middle East Limited		British virgin islands
Unza International Limited		British virgin islands

Step Subsidiaries	Step Subsidiaries		Country of Incorporation
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza (Malaysia) Sdn Bhd		Malaysia
		Wipro Unza (Malaysia) Sdn Bhd	Malaysia
	Wipro Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia

Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH		Austria
	New Logic Technologies SARL		France

Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
		R.K.M Equipamentos Hidraulicos Ltda	Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany

Wipro Infrastructure Engineering Oy
	Wipro Infrastructure Engineering LLC		Russia

Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited (formerly SAIC Limited)		U.K.
	Wipro Europe (formerly Science Applications International, Europe SARL)		France

a) All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA

Property, Plant and Equipment

Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have approximately 1.3 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 40 million square feet of land, approximately 9.6 million square feet of owned software development facilities in India and over 1 million square feet of leased software development premises in India. We have approximately 1.1 million square feet of leased software development facilities in 11 countries outside India. We have approximately 647,841 square feet of leased data center facilities at various locations in the U.S.

We incurred capital expenditures of Rs. 12,631 million, Rs. 12,211 million and Rs. 12,977 million during the fiscal years ended March 31, 2010, 2011 and 2012, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments.

We have sales and marketing offices located in each of the following countries: Canada, Argentina, Brazil, Mexico, the United Kingdom, the Netherlands, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, Luxemburg, Singapore, Australia, Dubai, Sharjah, Oman, Kenya and China. In addition, we have 16 sales and marketing offices in the United States.

We operate 16 manufacturing sites, aggregating approximately 1.4 million square feet and approximately 4.2 million square feet of land. We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Mumbai, Chennai and Pondicherry, India. We have leased on a long-term basis four facilities located in Waluj, Haridwar, Kotdwar and Baddi, India. We own approximately 1 million square feet of production and warehousing facilities in Indonesia, Vietnam, China and Malaysia. We also own approximately 344,000 square feet of production facilities in Sweden and Finland and approximately 90,000 square feet of production facilities in Brazil.

Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

We believe that our facilities are optimally utilized and that appropriate expansion plans are being developed and undertaken to meet our future growth.

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2012, we have capital commitments of Rs. 1,673 million (US$33 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and investments as of March 31, 2012.

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

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, all of the statements set forth above under the heading “Forward-Looking Statements May Prove Inaccurate.”

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

Results of Operation

Our revenue and profit for the years ended March 31, 2010, 2011 and 2012 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,						Year on Year change
	2010		2011		2012		2011-10		2012-11
	(in millions except earnings per share data)
Revenue(1)	Rs.	271,574	Rs.	310,987	Rs.	375,249	14.51%		20.66%
Cost of revenue		(186,299)		(212,808)		(263,173)	14.23%		23.67%
Gross profit		85,275		98,179		112,076	15.13%		14.15%
Selling and marketing expenses		(18,608)		(22,172)		(27,777)	19.15%		25.28%
General and administrative expenses		(14,823)		(18,339)		(20,286)	23.72%		10.62%
Operating income		51,844		57,668		64,013	11.23%		11.00%
Profit attributable to equity holders		45,931		52,977		55,730	15.34	%(2)	5.20	%(2)

As a Percentage of Revenue:
Selling and marketing expenses		6.85%		7.13%		7.40%	(28	) bps	(27	) bps
General and administrative expenses		5.46%		5.90%		5.41%	(44	) bps	49	bps
Gross margins		31.40%		31.57%		29.87%	17	bps	(170	) bps
Operating Margin		19.09%		18.54%		17.06%	(55	) bps	(148	) bps

Earnings per share
Basic		18.91		21.74		22.76
Diluted		18.75		21.61		22.69

(1)

For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 271,957, Rs. 310,542 and Rs. 371,971 for the years ended March 31, 2010, 2011 and 2012, respectively.

(2)

Our adjusted non-GAAP profit for the year ended March 31, 2010, 2011, 2012 is Rs. 45,862, Rs. 52,601 and Rs. 55,605 an increase of 14.69% and 5.71% over the year ended March 31, 2010 and 2011, respectively. See discussion below.

Our revenue and operating income by business segment expressed in terms of percentages are provided below for the years ended March 31, 2010, 2011 and 2012, respectively:

	Year ended March 31,
	2010	2011	2012
	(In Percentage)
Revenue:
IT Services and Products
IT Services	75	75	76
IT Products	14	12	10
Total	89	87	86
Consumer Care and Lighting	8	9	9
Others, including reconciling items	3	4	5
	100	100	100

Operating Income:
IT Services and Products
IT Services	92	92	93
IT Products	3	3	3
Total	95	95	96
Consumer Care and Lighting	6	6	6
Others, including reconciling items	(1)	(1)	(2)
	100	100	100

This Annual Report on Form 20-F contains, and future filings with the SEC may contain, non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K, under which “GAAP” and “non-GAAP” for a foreign private issuer means the principles under which its primary financial statements are prepared, or IFRS and non-IFRS. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

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

A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with profit as calculated and presented in accordance with IFRS, is as follows:

	Year ended March 31,
	2010		2011		2012
Profit attributable to equity holders for the year as per IFRS	Rs.	45,931	Rs.	52,977	Rs.	55,730
Adjustments:
Accelerated amortization of stock options that vest in a graded manner		(69)		(376)		(125)

Adjusted non-GAAP profit	Rs.	45,862	Rs.	52,601	Rs.	55,605

The Company believes that the presentation of this non-GAAP adjusted profit, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to the Company’s profit for the period. The Company considers a stock option award with a graded vesting schedule to be a single award and not multiple stock option awards. Further, the Company considers the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believes that straight line amortization reflects the economic substance of the stock awards. However, under IFRS, the Company records the related stock compensation expenses on an accelerated basis. Therefore, we believe that making available an adjusted profit number that excludes the impact of accelerated amortization from profit provides useful supplemental information to both management and investors about our financial and business trends.

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

Results of operations for the years ended March 31, 2012 and 2011

•

Our total revenues increased by 20.66%. This was driven primarily by a 21%, 4%, 23% and 60% increase in revenue from our IT Services, IT Products, Consumer Care and Lighting and Others segment, including reconciling items, business segments, respectively.

•

Our gross profit as percentage of our total revenue decreased by 170 basis points (bps). This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services segment by 209 bps, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 117 bps and a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items by 147 bps. This decline was partially offset by an increase in gross profit as a percentage of revenue from our IT Products segment by 31 bps.

•

Our selling and marketing expenses as a percentage of revenue increased from 7.13% for the year ended March 31, 2011 to 7.40% for the year ended March 31, 2012. In absolute terms selling and marketing expenses increased by 25.28%, primarily due to an increase in the IT Services and Consumer Care and Lighting segment.

•

Our general and administrative expenses as a percentage of revenue decreased from 5.90% for the year ended March 31, 2011 to 5.41% for the year ended March 31, 2012. In absolute terms general and administrative expenses increased by 10.62%, primarily due to increased expenses in the IT Services segment and Consumer Care and Lighting segment.

•	As a result of the foregoing factors, our operating income increased by 11%, from Rs. 57,668 for the year ended March 31, 2011 to Rs. 64,013 for the year ended March 31, 2012.

•

Our finance expenses increased from Rs. 1,933 for the year ended March 31, 2011 to Rs. 3,491 for the year ended March 31, 2012. This increase is primarily due to increase of Rs. 1,277 in exchange loss on foreign currency borrowings and related derivative instruments. This increase is also due to increase in interest expense by Rs. 281 during the year ended March 31, 2012, due to higher loans and borrowings.

•

Our finance and other income, increased from Rs. 6,652 for the year ended March 31, 2011 to Rs. 8,895 for the year ended March 31, 2012. Our interest and dividend income increased by Rs. 2,248 during the year ended March 31, 2012 as compared to the year ended March 31, 2011. This was partially offset by a marginal decrease in the gain from sale of investments during the same period.

•

Our income taxes increased by Rs. 4,049, from Rs. 9,714 for the year ended March 31, 2011 to Rs. 13,763 for the year ended March 31, 2012. Adjusted for tax write-backs our effective tax rate increased from 16.5% for the year ended March 31, 2011 to 21% for the year ended March 31, 2012. This increase is primarily due to the expiration of the tax holiday period for STPs, which resulted in a substantial portion of our pre-tax income becoming subject to taxation. The increase is partially offset by an increase in profits from our operations in SEZ units.

•

Our equity in earnings of affiliates for the years ended March 31, 2011 and 2012 was Rs. 648 and Rs. 333, respectively. Equity in earnings of affiliates primarily relates to the equity in earnings of Wipro GE.

•

As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 2,753, or 5.20%, from Rs. 52,977 for the year ended March 31, 2011 to Rs. 55,730 for the year ended March 31, 2012.

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

•

Our finance and other income, increased from Rs. 4,360 for the year ended March 31, 2010 to Rs. 6,652 for the year ended March 31, 2011. Our interest and dividend income increased by Rs. 2,408 during the year ended March 31, 2011 as compared to the year ended March 31, 2010. This was partially offset by decrease of Rs. 116 in the gain from sale of investments during the same period.

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

Segment Analysis

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design.

Our IT Services segment accounted for 75%, 75% and 76% of our total revenue for the years ended March 31, 2010, 2011 and 2012, respectively. Our IT Services segment accounted for 92%, 92% and 93% of our total operating income for the years ended March 31, 2010, 2011 and 2012, respectively.

	Year ended March 31,					Year on Year change
	2010		2011	2012		2011-10		2012-11
Revenue	Rs.	202,490	Rs. 234,850	Rs.	284,313	15.98%		21.06%
Gross profit		70,346	81,404		92,600	15.72%		13.75%
Selling and marketing expenses		(10,213)	(12,642)		(16,114)	23.78%		27.46%
General and administrative expenses		(12,446)	(15,355)		(17,221)	23.37%		12.15%
Operating income		47,687	53,407		59,265	11.99%		10.97%

As a Percentage of Revenue:
Selling and marketing expenses		5.04%	5.38%		5.67%	(34	)bps	(29	)bps
General and administrative expenses		6.15%	6.54%		6.06%	(39	)bps	48	bps
Gross margin		34.74%	34.66%		32.57%	(8	)bps	(209	)bps
Operating margin		23.55%	22.74%		20.84%	(81	)bps	(190	)bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 202,990, Rs. 234,286 and Rs. 280,718 for the years ended March 31, 2010, 2011 and 2012, respectively.

Results of operations for the years ended March 31, 2012 and 2011

•

Our revenue from IT Services increased by 21.06%. In U.S. dollar terms our revenue increased by 13.41% from US$5,221 million to US$5,921 million. This increase is primarily on account of increase in volume by 11.5% and increase in onsite-offshore mix by 1.3%. Our average US/INR realization increased from Rs. 44.98 for the year ended March 31, 2011 to Rs. 48.02 for the year ended March 31, 2012.

The increase of 13.41% was primarily due to a 57% increase in revenue from energy and utilities services, a 13% increase in revenue from financial services, a 11% increase in revenue from retail and transportation services, a 6% increase in revenue from manufacturing and Hi-tech services, a 6% increase in revenue from healthcare services and a 4% increase in revenue from global media and telecom services. The increase in revenue from energy and utilities services includes revenue from the acquisition of SAIC amounting to Rs. 6,792. In our IT Services segment, we added 173 new clients during the year ended March 31, 2012.

•

Our gross profit as a percentage of our revenue from our IT Services segment declined by 209 bps. The decline in gross margin as percentage of revenue is primarily on account of lower utilization rates and an increase in personnel compensation cost during the year ended March 31, 2012 as compared to year ended March 31, 2011.

Our average utilization of billable employees declined from 69.9% for the year ended March 31, 2011 to 68.3% for the year ended March 31, 2012. The increase in personnel cost by 1.2% is due to increased compensation as part of our annual compensation review and also due to increased compensation arising out of the annual progression cycle. Further, integration of our acquisition of SAIC from June 2011 has contributed to a decline in gross margin by 0.5%.

Further our onsite price realization has increased by 2.3% during the year ended March 31, 2012 as compared to year ended March 31, 2011 and our offshore price realization increased by 0.6% during the year ended March 31, 2012 as compared to year ended March 31, 2011.

•

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 5.38% for the year ended March 31, 2011 to 5.67% for the year ended March 31, 2012. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle. Further, integration of our acquisition of SAIC from June 2011 has resulted in additional selling and marketing expenses of Rs. 101.

•

General and administrative expenses as a percentage of revenue from our IT Services segment declined from 6.54% for the year ended March 31, 2011 to 6.06% for the year ended March 31, 2012. In absolute terms general and administrative expenses increased Rs. 1,866. This increase is primarily attributable to an increase in personnel cost by approximately Rs. 820 due to increased compensation as part of our annual compensation review. Further, integration of our acquisition of SAIC from June 2011 has resulted in additional general and administrative expenses of Rs. 493.

•	As a result of the above, operating income of our IT Services segment increased by 10.97%.

Results of operations for the years ended March 31, 2011 and 2010

•

Our revenue from IT Services increased by 15.98%. In U.S. dollar terms our revenue increased by 18.93% from US$4,390 million to US$5,221 million. This increase is primarily on account of increase in volume by 16.8% and increase in onsite-offshore mix by 2.2%. This was partially offset by a decline in onsite price realization by 2.7% during the same period. Our average US/INR realization decreased from Rs. 46.12 for the year ended March 31, 2010 to Rs. 44.98 for the year ended March 31, 2011.

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

IT Products

Our IT Products segment provides a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 14%, 12% and 10% of our total revenue for the years ended March 31, 2010, 2011 and 2012, respectively. Our IT Products segment accounted for 3% of our operating income for each of the years ended March 31, 2010, 2011 and 2012, respectively.

	Year ended March 31,						Year on Year change
	2010		2011		2012		2011-10		2012-11
Revenue	Rs.	38,205	Rs.	36,910	Rs.	38,436	(3.39)%		4.13%
Gross profit		4,054		4,067		4,356	0.32%		7.11%
Selling and marketing expenses		(1,275)		(1,284)		(1,395)	0.71%		8.64%
General and administrative expenses		(1,015)		(1,174)		(1,174)	15.67%		—%
Operating income		1,764		1,609		1,787	(8.79)%		11.06%

As a Percentage of Revenue:
Selling and marketing expenses		3.34%		3.48%		3.63%	(14	) bps	(15	) bps
General and administrative expenses		2.66%		3.18%		3.05%	(52	) bps	13	bps
Gross margin		10.61%		11.02%		11.33%	41	bps	31	bps
Operating margin		4.62%		4.36%		4.65%	(26	) bps	29	bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 38,361, Rs. 37,036 and Rs. 38,040 for the years ended March 31, 2010, 2011 and 2012, respectively.

Results of operations for the years ended March 31, 2012 and 2011

•

Our revenue from the IT Products segment increased by 4.13% primarily due to an increase in export revenue from US$ 79 million for the year ended March 31, 2011 to US$ 97 million for the year ended March 31, 2012.

•

Our gross profit as a percentage of our revenue of our IT Products segment increased marginally by 31 bps. This increase is primarily due to an increase in the proportion of revenues from exports, which typically have higher gross margins.

•

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 3.48% for the year ended March 31, 2011 to 3.63% for the year ended March 31, 2012. In absolute terms selling and marketing expenses increased by Rs. 111. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•

General and administrative expenses as a percentage of revenue from our IT Products segment decreased marginally from 3.18% for the year ended March 31, 2011 to 3.05% for the year ended March 31, 2012. In absolute terms general and administrative expenses remained constant.

•	As a result of the above, operating income of our IT Products segment increased by 11.06%.

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

Consumer Care and Lighting

We have been in the consumer care business since 1945 and the lighting business since 1992. Our consumer care business has historically generated surplus cash. Our consumer care business includes personal care products, soaps, toiletries, infant care products, trade and commercial lighting, modular switch lights and modular office furniture. We have a strong brand presence in niche segments and have significant market share in select regions in India. In addition, we have a strong presence in the personal care products market in Southeast Asia and the Middle East. With the acquisition of Unza and Yardley, our strategy is to sustain and expand our market share in Southeast Asia and the Middle East and to introduce premium personal care products of Unza and Yardley in the Indian markets. Our office solutions include lighting products, modular switches, modular furniture, and security solutions.

We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group and Yardley, we are increasing our presence in the personal care products sector in Southeast Asia and the Middle East. Our Consumer Care and Lighting segment accounted for 8%, 9% and 9% of our revenue for the years ended March 31, 2010, 2011 and 2012, respectively. Our Consumer Care and Lighting segment accounted for 6% of our operating income for each of the years ended March 31, 2010, 2011 and 2012.

	Year ended March 31,						Year on Year change
	2010		2011		2012		2011-10		2012-11
Revenue	Rs.	22,584	Rs.	27,258	Rs.	33,401	20.70%		22.54%
Gross profit		10,779		12,116		14,456	12.40%		19.31%
Selling and marketing expenses		(6,470)		(7,514)		(9,195)	16.14%		22.37%
General and administrative expenses		(1,207)		(1,152)		(1,305)	(4.56)%		13.28%
Operating income		3,102		3,450		3,956	11.22%		14.67%

As a Percentage of Revenue:
Selling and marketing expenses		28.65%		27.57%		27.53%	108	bps	4	bps
General and administrative expenses		5.34%		4.23%		3.91%	111	bps	32	bps
Gross margin		47.73%		44.45%		43.28%	(328	) bps	(117	) bps
Operating margin		13.74%		12.66%		11.84%	(108	) bps	(82	) bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 22,591, Rs. 27,248 and Rs. 33,425 for the years ended March 31, 2010, 2011 and 2012, respectively.

Results of operations for the years ended March 31, 2012 and 2011

•

Our Consumer Care and Lighting revenue increased by 22.54%. This increase is attributable to an increase of approximately 24.14% in revenue from consumer products including Yardley products sold in Indian markets and an increase of approximately 20% in revenue from personal care products sold in southeast Asian markets.

The growth in revenues in Indian markets is primarily due to an increase in revenue from toilet soap products, domestic lighting and institutional business.

•

Our gross profit as a percentage of our revenues from the Consumer Care and Lighting segment decreased by 117 bps. The increase in major input costs has primarily contributed to the reduction in gross margin.

•

Selling and marketing expense as a percentage of revenue from our Consumer Care and Lighting segment declined marginally from 27.57% for the year ended March 31, 2011 to 27.53% for the year ended March 31, 2012. In absolute terms selling and marketing expenses increased by Rs. 1,681. This increase is primarily due to higher brand promotion and advertisement spends in select geographies to further establish and expand our market base for our personal care brands.

•

General and administrative expense as a percentage of revenue from our Consumer Care and Lighting segment declined from 4.23% for the year ended March 31, 2011 to 3.91% for the year ended March 31, 2012. In absolute terms general and administrative expenses increased by Rs. 153. This is primarily due to increases in employee compensation by Rs. 71 and increases in legal and professional charges by Rs. 44 during the year ended March 31, 2012 as compared to year ended March 31, 2011.

•	As a result of the above, operating income from our Consumer Care and Lighting increased by 14.67%.

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

Others, including reconciling items

Our Others segment includes our infrastructure engineering business, specifically the mobile construction equipment business and material handling business. We are also in the clean technology business, seeking to provide intelligent, sustainable alternatives for energy generation distribution and consumption. We are also in the water solutions business, and provide treatment solutions, systems, and plants for water and waste water treatment.

Our Others segment, including reconciling items, accounted for 3%, 4% and 5% of our total revenue for the years ended March 31, 2010, 2011 and 2012, respectively. Our Others segment, including reconciling items, accounted for (1)%, (1)% and (2)% of our operating income for the years ended March 31, 2010, 2011, and 2012, respectively.

Results of operations for the years ended March 31, 2012 and 2011

•

Revenue from our Others segment, including reconciling items, increased by 59.57%, from Rs. 11,969 for the year ended March 31, 2011 to Rs. 19,099 for the year ended March 31, 2012. The increase in revenue is attributable to increased demand for infrastructure engineering products in India and Europe. Further, integration of our acquisition of RKM Equipamentos Hidraulicos Ltda from May 2011 has resulted in additional revenue of Rs. 639.

•

Operating loss from our Others segment, including reconciling items, increased from Rs. 798 for the year ended March 31, 2011 to Rs. 995 for the year ended March 31, 2012. The increase in loss is primarily due to an increase in loss in our eco-energy business by Rs. 152 during the year ended March 31, 2012. The increase in loss is also due to higher amortization of customer related intangibles by Rs. 99 and higher charge for accelerated amortization of stock options that vest in a graded manner by Rs. 251. This is primarily offset by higher profits of Rs. 309 in our hydraulic cylinders and tipping gear systems business in India during the year ended March 31, 2012 as compared to March 31, 2011.

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

Acquisitions

An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have invested in the aggregate over Rs. 9,800 to acquire companies including the acquisition of Lornamead FZE and Lornamead Personal Care Private Limited. On June 10, 2011, we acquired the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation Inc along with 100% of the share capital in SAIC Europe Limited and SAIC India Private Limited. On July 2, 2011 we also acquired 100% of the share capital of SAIC Gulf LLC (hereafter the acquisitions are collectively referred to as ‘oil and gas business of SAIC’). The oil and gas business of SAIC provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. Typically the significant majority of our integration activities relating to an acquisition are substantially completed within three to six months after the Acquisition Date.

We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position, particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provides a greater scale to grow our earnings and increase stockholders’ value. See Note 6 of our Notes to Consolidated Financial Statements for additional information related to our acquisitions.

We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2012. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.

Foreign exchange gains / (losses), net

Our foreign exchange gains / (losses), net for the years ended March 31, 2010, 2011 and 2012 were Rs. (383), Rs. 445 and Rs. 3,278 respectively.

Our foreign exchange gains/(losses), net, comprise of:

•

exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within finance expense, net); and

•

the changes in fair value for derivatives not designated as hedging derivatives and ineffective portions of the hedging instruments. For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items.

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

Equity in Earnings/Losses of Affiliates

Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture in which General Electric, USA holds the balance of 51%. Our share of profits of Wipro GE for the years ended March 31, 2010, 2011 and 2012 was Rs. 530, Rs. 648 and Rs. 335, respectively.

Income Taxes

Our profit for the period earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

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

Special Economic Zone. Under this scheme, units in designated Special Economic Zones which began providing services on or after April 1, 2005, will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of the above schemes, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. The Government of India could enact laws in the future, which could reduce or eliminate the tax incentives which benefit our business.

The Company had received tax demands aggregating to Rs. 40,040 (including interest of Rs. 10,616) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in the Software Technology Park at Bangalore for the years ended March 31, 2001 to March 31, 2008. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2004 and further appeals have been filed by the Income tax authorities before the Honorable High Court. The first appellate authority has granted relief for the year ended March 31, 2005 and further appeal has been filed by the Income tax authorities before the Income-tax Appellate Tribunal. The Company is in appeal before the Income-tax Appellate Tribunal for the years ended March 31, 2006 and March 31, 2007 after receiving the assessment orders following the directions of the Dispute Resolution Panel. For the year ended March 31, 2008, the objections against the draft assessment order is pending before the Dispute Resolution Panel.

Considering the facts and nature of disallowance and the order of the appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the consolidated financial statements.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B; consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 488 and Rs. 1,223 has been recognized in the statement of financial position as of March 31, 2011 and 2012, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 106, is summarized in the table below:

	Year ended March 31,						Year on Year Change
	2010		2011		2012		2011-10		2012-11
Net cash provided by/(used in) continuing operations:
Operating activities	Rs.	50,998	Rs.	40,437	Rs.	40,076	Rs.	(10,561)	Rs.	(361)
Investing activities		(33,815)		(17,239)		(8,056)		16,576		9,183
Financing activities		(601)		(26,378)		(17,397)		(25,777)		8,981
Net change in cash and cash equivalents		16,582		(3,180)		14,623		(19,762)		17,803
Effect of exchange rate changes on cash and cash equivalent		(1,258)		523		1,680		1,781		1,157

As of March 31, 2012, we had cash and cash equivalent and short-term investments of Rs. 119,627. Cash and cash equivalent and short-term investments, net of debt was Rs. 60,669. In addition we have unused credit lines of Rs. 32,747. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash provided by operating activities for the year ended March 31, 2012 decreased by Rs. 361, while profit for the year increased by Rs. 2,666 during the same period. The decrease in cash provided by operating activities is primarily due to an increase in current receivables including unbilled, attributable higher revenue from IT Services segment without any corresponding change in Receivable Days in the IT Services segment. Receivable days for IT Services segment remained unchanged at 70 days in March 2012 and Receivable Days in the IT Products segment increased from 131 days in March 2011 to 155 days in March 2012. Further, operating cash flow is decreased due to increase in inventory days for consumer care and lighting and infrastructure services by 12 days and 32 days, respectively and also due to increase in finance lease receivables by Rs. 463, primarily relating to large projects and increase in prepaid expenses and deposits by Rs. 1,886 and Rs. 451, respectively. This is partially offset by the increase in trade payables and accrued expenses on account of better management of payment terms. Receivable Days as of a particular reporting date is the proportion of receivables, adjusted for unbilled and unearned revenue to the revenues for the respective fiscal quarter multiplied by 90.

Cash provided by operating activities for the year ended March 31, 2011 decreased by Rs. 10,561, while profit for the year increased by Rs. 7,205 during the same period. The decrease in cash provided by operating activities is primarily due to an increase in current receivables including unbilled, attributable to an increase in the number of Receivable Days in the IT Services segment from 61 days in March 2010 to 70 days in March 2011 and an increase in Receivable Days in the IT Products segment from 119 days in March 2010 to 131 days in March 2011. Further, operating cash flow is decreased due to increases in inventory days for consumer care and lighting and infrastructure services by 2 days and 4 days, respectively and also due to increases in finance lease receivables by Rs. 2,808, primarily relating to large projects. This is partially offset by the increase in trade payables and accrued expenses on account of better management of payment terms.

Cash used in investing activities for the year ended March 31, 2012 was Rs. 8,056. Cash provided by operating activities was utilized for the payment for business acquisitions amounting to Rs. 7,920. We also sold (net of purchases) available for sale investments and inter-corporate deposits amounting to Rs. 4,057. We purchased property, plant and equipment amounting to Rs. 12,977, which was primarily driven by the growth strategy of the Company.

Cash used in investing activities for the year ended March 31, 2011 was Rs. 17,239. Cash provided by operating activities was utilized for the net purchase of investments and inter-corporate deposits amounting to Rs. 11,772. We also purchased property, plant and equipment amounting to Rs. 12,211, which was primarily driven by the growth strategy of the Company.

Cash used in financing activities for the year ended March 31, 2012 was Rs. 17,397 as against Rs. 26,378 for the year ended March 31, 2011. This decrease is primarily due to net proceeds from loans and borrowings amounting to Rs. 712 and payment of dividend amounting to Rs. 17,229.

Cash used in financing activities for the year ended March 31, 2011 was Rs. 26,378 as against Rs. 601 for the year ended March 31, 2010. This increase is primarily due to an increase in the net repayment of loans and borrowings amounting to Rs. 10,122 and payment of dividend amounting to Rs. 15,585.

On April 25, 2012, our Board proposed a cash dividend of Rs. 4 (US$0.08) per equity share and ADR. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on July 23, 2012, and if approved, would result in a cash outflow of approximately Rs. 11,431, including corporate dividend tax thereon.

We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 12 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations in respect of debt / borrowings.

As of March 31, 2012, we had contractual commitments of Rs. 1,673 (US$33) related to capital expenditures on construction or expansion of software development facilities, Rs. 14,838 (US$292) related to non-cancelable operating lease obligations and Rs. 6,378 (US$125) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified earnings targets in the future. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the earn-out payments and our expansion plans.

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

As of March 31, 2010, 2011 and 2012, our cash and cash equivalent were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euros, Japanese Yen, Singapore Dollars and Saudi Riyals. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

Contractual obligations

The table of future payments due under known contractual commitments as of March 31, 2012, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment		Payments due in
			2012-13		2013-15		2015-17		2017-18 onwards
Short-term borrowings	Rs.	35,740	Rs.	35,740	Rs.	—	Rs.	—	Rs.	—
Long-term debt		22,502		453		22,012		37		—
Obligations under capital leases		716		255		314		141		6
Estimated interest payment (1)		444		406		30		8		—
Capital commitments		1,673		1,673		—		—		—
Non-cancelable operating lease obligation		14,839		3,301		5,493		2,349		3,696
Purchase obligations		6,378		6,378		—		—		—
Other non-current liabilities(2)		473		—		473		—		—

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2012 for each relevant debt instrument.

(2)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include Rs. 3,046 in respect of employee benefit obligations and Rs. 5,403 towards uncertain tax positions, respectively. For these amounts the extent of the amount and timing of repayment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed in the table above.

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

Research and Development

Research and Development investment is directed towards developing solutions that have broad applications across various industry segments and developing expertise in emerging technologies. Our Research and Development focus is to strengthen the portfolio of Applied Research, Centers of Excellence (CoE), cloud, mobility, analytics, Solution Accelerators and Software Engineering Tools & Methodologies.

Our activities in Applied Research are focused on inclusive innovation which is aimed at discovering where and how Information and Communication Technology (ICT) can address effective delivery of G2C and B2B services to rural citizens in education, health, agriculture and rural development sectors. The Applied Research in Intelligent Systems Engineering (ARISE) lab initiative was set up this year jointly with IMEC, the world’s leading applied research organization in Nano-technology and Nano-electronics. It provides a collaborative platform for customers to co-innovate and build affordable solutions for emerging market needs.

CoE’s goal is to create competencies in emerging areas of technologies and industry domain and incubate new practices for business growth. Big Data, Machine to Machine, Natural User Experience, Web Science, and Nano electronics were the technology themes identified for the year and investments in these technology themes have resulted in development of industry application prototypes in the area of augmented reality, sensor networks and Big Data visualization.

The Integrated Cloud Services (ICS) group was created this year to provide end-to-end business solutions to customers using cloud technologies. We focused on creating industry relevant vertical cloud solutions for the various industries by building a strong value network of partners, creating IP, frameworks, and accelerators.

We continue to invest in reusable IP and solution accelerators (components, tools, frameworks) which help in accelerating the implementation of solutions in customer engagements. We have integrated various accelerator assets to create integrated stacks and solution.

We continue to invest in in-house development of software engineering tools to improve productivity and quality. These tools have been widely deployed across our business segments. We have also developed a tool called Wipro Portfolio Analysis Tool (PAT) for use in transition services. We have also developed a tool for flex delivery for managed services for effective queue, capacity, and productivity management at reduced cost. We have developed an in-house Known Error Data Base (KEDB) tool that will help in faster ticket resolution in managed services projects.

Our research and development expenses for the years ended March 31, 2010, 2011 and 2012 were Rs. 993, Rs. 1,656 and Rs. 1,904 respectively.

Trend Information

IT Services. The realm of Information Technology (IT) is a fast changing one. IT is setting the pace at which the world around us is changing. At the turn of the first decade of 21st century, the challenges and opportunities facing the customers and consumers of IT are very different than what they were a decade ago. As the world becomes a web of connected devices and better tools are available for making better decisions, the world is looking to leverage and integrate technology more than ever before.

There continues to be a high level of global economic uncertainty and volatility, driven by high levels of sovereign debt and unemployment, particularly in Europe and the U.S. However, there is also more stability in customer organizations and the demand for IT services is growing. Customer organizations are re-aligning their budgets with spends more dominated by business users as customers use IT to differentiate themselves in the market place.

In this rapidly evolving and growing environment, we expect increased competition among IT companies, which may limit our ability to increase prices. However, we continually strive to differentiate ourselves from the competition and sustain prices and profits by developing innovative service delivery models, providing better industry solutions, adopting new pricing strategies and demonstrating our value proposition to clients. We have also acquired businesses to augment our existing services and capabilities.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2012 is 32.57%. We anticipate difficulties in significantly improving our gross profits due in part to the following reasons:

•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our Rupee realizations.

In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Strengthening our delivery model;

•	Developing cost containment initiatives and driving higher employee productivity;

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.

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

New accounting standards adopted

We adopted IAS 24 (revised 2009) “Related Party Disclosures” (“IAS 24”) effective April 1, 2011. The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. Adoption of IAS 24 (revised 2009), did not have a material effect on the consolidated financial statements.

New accounting standards not yet adopted

In October 2010, the IASB issued an amendment to IFRS 7 “Disclosures—Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In November 2009, the IASB issued the chapter of IFRS 9 “Financial Instruments relating to the classification and measurement of financial assets”. The new standard represents the first phase of a three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, the IASB added the requirement relating to classification and measurement of financial liabilities to IFRS 9. Under the amendment, an entity measuring its financial liability at fair value, can present the amount of fair value change in the liability attributable to change in the liabilities credit risk in other comprehensive income. Further the IASB also decided to carry-forward unchanged from IAS 39 requirements relating to de-recognition of financial assets and financial liabilities. IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. We are currently determining the impact these amendments will have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 10”Consolidated Financial Statements”. The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation—Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”. The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In June 2011, the IASB issued Amendment to IAS 1 “Presentation of Financial Statements” that will improve and align the presentation of items of other comprehensive income (OCI) in financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). The amendments require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments will also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment is effective for fiscal years beginning on or after July 1, 2012. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In June 2011, the IASB issued IAS 19 (Amended) “Employee Benefits”. The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires asset in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of such yields is recognized through Other Comprehensive Income. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. We are currently evaluating the impact these amendments will have on our consolidated financial statements.

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

Revenue:

We derive revenue primarily from:

•	Software development and maintenance services;

•	BPO services; and

•	Sale of IT and other products.

a)	Services: We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:

(i)	Time and materials contracts: Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

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

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

b)	Products: Revenue from products are recognized when:

•	we have transferred the significant risks and rewards of ownership to the buyer;

•	continuing managerial involvement usually associated with ownership and effective control have ceased;

•	amount of revenue can be measured reliably;

•	it is probable that economic benefits associated with the transaction will flow to the Company; and

•	costs incurred or to be incurred in respect of the transaction can be measured reliably.

c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. We allocate the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus, an appropriate business-specific profit margin related to the relevant component.

d)	Others: The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.

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

c)	Others: In addition to the U.S. federal income tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax as of March 31, 2012.

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

Changes in fair value of derivatives not designated as hedging derivatives and ineffective portions of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period generally using the dollar offset method.

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

As of March 31, 2012, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

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

Business combination, goodwill and intangible assets:

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. We exercise judgment in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of an acquisition, based on information available at the acquisition date and based on expectations and assumptions that are deemed reasonable by management. Transaction costs incurred in connection with a business combination are expensed as incurred.

The cost of an acquisition also includes the fair value of any contingent consideration. Any subsequent changes to the fair value of contingent consideration classified as liabilities are recognized in the consolidated statement of income.

a)	Goodwill: Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of an acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

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

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment

b)	Intangible: Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of an acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

Goodwill Impairment Testing

We test goodwill and indefinite life intangibles for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to the cash generating unit (“CGU”) representing the lowest level within the group at which goodwill is monitored for internal management purposes, and which is not higher than the group’s operating segment. The useful life of the trademark and brand in respect of the acquired Wipro Yardley FZE, Wipro Yardley Consumer Care Private Limited, Chandrika and Northwest has been determined to be indefinite life intangible assets. For the purpose of impairment testing, indefinite life intangibles in Wipro Yardley FZE and Wipro Yardley Consumer Care Private Limited are allocated to the Yardley businesses, the intangibles in Chandrika and Northwest are allocated to Consumer Care India businesses. The recoverable amount of the CGU is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIUs include:

a.	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than a 5 year period.

b.	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates: 3%-6%. These long term growth rates take into consideration external macroeconomic sources of data. Such long-term growth rates considered do not exceed that of the relevant business and industry sector.

c.	The discount rates used are based on our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks by 10% to 16%.

d.	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from 10% to 16%. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from 11.4% to 20.8%.

Based on the above, no impairment was identified as of March 31, 2012, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2012 was at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, their respective ages and positions as of March 31, 2012 were as follows:

Name	Age	Position

Azim H. Premji	66	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S. Ganguly	76	Director
B.C. Prabhakar	68	Director
Dr. Jagdish N. Sheth	73	Director
Narayanan Vaghul	75	Director
William Arthur Owens	71	Director
P.M. Sinha	71	Director
Dr. Henning Kagermann	64	Director
Suresh C. Senapaty	55	Chief Financial Officer and Executive Director
M K Sharma	64	Director
T. K. Kurien	53	Chief Executive Officer, IT Business and Executive Director
Shyam Saran	65	Director
Anurag Behar	43	Chief Sustainability Officer
Vineet Agrawal	50	President, Wipro Consumer Care and Lighting
Pratik Kumar	46	Executive Vice President—Human Resource and President—Wipro Infrastructure Engineering

As of March 31, 2012, we had nine non-executive directors and three executive directors, of which one executive director is also Chairman of our Board. All of the nine non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the listing agreement with the Indian Stock Exchanges and the New York Stock Exchange Corporate Governance standards. The profiles of our directors as of March 31, 2012 are set forth below.

Azim H. Premji has served as our Chief Executive Officer, Chairman and Managing Director (designated as Chairman) since September 1968. In 2011, Mr. Premji was honored with the Padma Vibhushan award by the Government of India for his contribution in trade and industry. Mr. Premji is a graduate in Electrical Engineering from Stanford University, USA.

Dr. Ashok Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance & Nomination Committee and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Mahindra & Mahindra Limited and Dr Reddy Laboratories Limited. Dr Ganguly is on the advisory board of Diageo India Private Limited. Dr. Ganguly is the chairman of Research and Development Committee of Mahindra and Mahindra Ltd, Member of Nomination, Governance & Compensation Committee and Chairman of Science, Technology & Operations Committee of Dr Reddy’s Laboratories Ltd. He is a member of the Prime Minister’s Council on Trade and Industry and the India-USA CEO Council, established by the Prime Minister of India and the President of the USA. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc (1996-2005) and Unilever Plc/NV (1990-97) and Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited (1980-90). Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India (2000-2009). In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009.

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

Dr. Jagdish N. Sheth has served as a director on our Board since January 1999. Dr. Sheth has been a professor at Emory University since July 1991. Previously, Dr. Sheth served on the faculty of Columbia University, Massachusetts Institute of Technology, the University of Illinois, and the University of Southern California. Dr. Sheth also serves on the board of Manipal Acunova Ltd. Dr. Sheth holds a B.Com (Honors) from Madras University, a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is also the Chairman of Academy of Indian Marketing Professionals.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, a member of the Board Governance & Nomination Committee and a member of the

Compensation Committee. He was the Chairman of the Board of ICICI Bank Limited from September 1985 to April 2009. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra World City Developers Limited, Piramal Healthcare Limited, and Apollo Hospitals Enterprise Limited. Mr. Vaghul is on the boards of Hemogenomics Pvt. Ltd., Universal Trustees Pvt. Ltd., and IKP Trusteeship Services Limited. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Piramal Healthcare Limited. Mr. Vaghul is also a member of the Audit Committee in Nicholas Piramal India Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul is also the lead independent director of our Company. Mr. Vaghul holds Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Economic Times Lifetime Achievement Award.

Priya Mohan Sinha became a director of our Company on January 1, 2002. He is a member of our Audit, Risk and Compliance Committee, Board Governance & Nomination Committee and Compensation Committee. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited (currently Hindustan Unilever Limited). From 1981 to 1985, he also served as Sales Director of Hindustan Lever Limited (currently Hindustan Unilever Limited). Currently, he is also on the board of Lafarge India Private Limited. He is also a member of Audit and Board and Governance Committee Lafarge India Private Limited. He was also the Chairman of Reckitt Coleman India Limited and Chairman of Stephan Chemicals India Limited. Mr. Sinha is also on the Advisory Board of Rieter India. Mr. Sinha holds a Bachelor of Arts from Patna University, and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology.

William Arthur Owens has served as a director on our Board since July 1, 2006. He is also a member of the Board Governance and Nomination Committee. He has held a number of senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., Intelius, Flow Mobile, Prometheus, and Chairman of Century Link Inc., a communications company. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

Suresh C. Senapaty has served as our Chief Financial Officer and Executive Director since April 2008 and served with us in other positions since April 1980. He is a member of the Administrative/Shareholders & Investor Grievance Committee. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is on the boards of the following of our Indian subsidiaries: Wipro Trademarks Holding Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Cygnus Negri Investments Private Limited, Wipro Technology Services Limited, Wipro Consumer Care Limited and Wipro GE Healthcare Private Limited. Mr. Senapaty is also the Chairman of the Audit Committee of Wipro Technology Services Limited.

T. K. Kurien has served as our Chief Executive Officer-IT Business and Executive Director since February 2011 and has served with us in other positions since February 2000. He is a member of the Administrative/Shareholders & Investor Grievance Committee. Mr. Kurien is a Chartered Accountant and holds a Bachelors Degree in Engineering. Mr. Kurien is also a member of the Board of Wipro GE Healthcare Private Limited.

Shyam Saran became a director of our Company on July 1, 2010. He has been a director of Indian Oil Corporation Limited since March 2012. He is a career diplomat who has served in significant positions in the Indian government for over three decades. He joined Indian Foreign Service in 1970. He last served as the Special Envoy of the Prime Minister of India (October 2006 to March 2010) specializing in nuclear issues, and he also was the Indian envoy on climate change. Prior to this he was the Foreign Secretary of the Government of India from 2004 to 2006. He also served as the Ambassador of India to Nepal, Indonesia, Myanmar and Mauritius. His diplomatic stints have taken him to Indian missions in Geneva, Beijing and Tokyo. He has been a Fellow of the United Nations Disarmament Program in Geneva, Vienna and New York, U.S.A. Mr. Saran holds a Post Graduate degree in Economics. Mr. Saran has been honored with the Padma Bhushan award by the Government of India for his contribution in civil services.

Dr. Henning Kagermann became a director of the Company on October 27, 2009. He served as Chief Executive officer of SAP AG until 2009. He has been a member of the SAP Executive Board since 1991. He is also President of Acatech (German Academy of Science and Technology) and currently a member of supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post, BMW Group in Germany and Nokia. Dr. Kagermann is a professor of Theoretical Physics at the Technical University Braunschweig, Germany and received an honorary doctorate from the University of Magdeburg, Germany.

M K Sharma became a director of the Company on July 1, 2011. He is a member of our Audit, Risk and Compliance Committee. He served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. He served as a whole-time director of Hindustan Unilever Limited from 1995 to 2000. He is currently on the boards of ICICI Lombard General Insurance Co. Limited, Fulford India Limited (Indian affiliate of MSD), Thomas Cook (India) Limited, Birla Corporation Limited, KEC International Limited and The Andhra Pradesh Paper Mills Limited. Mr. Sharma is a member of the Audit Committee of Fulford (India) Limited and Thomas Cook (India) Limited. Mr. Sharma is the Chairman of Remuneration Committee of Fulford (India) Limited. Mr. Sharma is a member the Shareholder’s Grievance Committee of Thomas Cook (India) Limited. Mr. Sharma is the Chairman of the Board Governance and Nomination Committee, Compensation Committee of ICICI Lombard General Insurance Co. Limited.

Anurag Behar has served as the Chief Sustainability Officer since July 2010 and has served with us in other positions since May 2002. Mr. Behar holds an M.B.A from XLRI-Jamshedpur and Bachelors degree in Engineering from Regional Engineering College, Trichy.

Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, India and an M.B.A from Bajaj Institute of Management Studies, Mumbai, India.

Pratik Kumar has served as our President of Wipro Infrastructure Engineering since July 2010, Executive Vice-President of Human Resources since April 2002, and has served with us in other positions since November 1991. Mr. Kumar holds a B.A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

Compensation

Director Compensation

Our Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of US$393 during the current year for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders.

During the year ended March 31, 2012, we paid an aggregate of US$0.59 million (Rs. 30.01 million) as commission to our non-employee directors.

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

The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2012 by our Executive Directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 30, 2012, which was Rs. 50.89 per US$1.00.

Annual Compensation (US$)
Name	Salary and allowances		Commission/ variable pay (1)		Housing (2)		Others		Long-term compensation (Deferred Benefit (3)&(4))		Severance pay (5)
Azim H. Premji	US$	84,696	US$	220,828	US$	12,704	US$	18,855	US$	51,619	US$	—
Suresh C. Senapaty		205,337		122,569		29,475		1,093		27,576		—
Pratik Kumar		193,581		124,464		—		1,403		27,804		—
Vineet Agrawal		215,669		150,738		—		1,960		27,420		—
Martha Bejar*		452,836		464,925		—		12,100		—		572,000
Sambuddha Deb(6)		137,431		97,509		—		943		18,296		—
T. K. Kurien		450,559		329,457		10,611		4,548		65,214		—
Anurag Behar		39,703		17,687		—		752		4,348		—

*	Information provided up to the date of termination of employment with the Company.
1.	Azim H. Premji was paid a commission at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives received variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.
2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2012.
3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension for their benefit. These contributions are included in this column.
5.	A severance package was paid to Ms. Martha Bejar upon cessation of her employment, as Chairperson and Chief Executive Officer of Infocrossing, Inc., a subsidiary of the Company, and as a Corporate Executive Council member of the Company effective as of the close of business on January 15, 2012. During the year ended March 31, 2012, a severance payment of US$ 286,000 was paid to Ms. Martha Bejar and a balance severance payment of US$ 286,000 will be paid no later than July 1, 2012.
6.	Sambuddha Deb retired as Chief Global Delivery Officer and as a Corporate Executive Council member of the Company effective as of March 31, 2012.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

Board Composition

Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of March 31, 2012, we had twelve directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Dr. Jagdish N Sheth, Dr. Henning Kagermann and Mr. Shyam Saran retire by rotation and are proposed for re-election at Annual General Meeting of shareholders to be held on July 23, 2012. In addition to retiring directors, up to one third of our directors are non-retiring directors. Currently, Mr. Azim H. Premji and Mr. T. K. Kurien are non-retiring directors. The tenure of appointment of Mr. Suresh C. Senapaty and Mr. T. K. Kurien is for a period of five years from the date of their original date of appointment as members of the Board. The terms and expiration date of each director is as follows:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2013	2 years
Dr. Jagdish Sheth	Annual General Meeting 2012	Retirement by rotation
Dr. Ashok S. Ganguly	Annual General Meeting 2013	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2014	Retirement by rotation
N. Vaghul	Annual General Meeting 2013	Retirement by rotation
P. M. Sinha	Annual General Meeting 2013	Retirement by rotation
William Arthur Owens	Annual General Meeting 2014	Retirement by rotation
Shyam Saran	Annual General Meeting 2012	Retirement by rotation
M. K. Sharma	Annual General Meeting 2014	Retirement by rotation
Dr. Henning Kagermann	Annual General Meeting 2012	Retirement by rotation
Suresh C. Senapaty	April 17, 2013	Retirement by rotation
T. K. Kurien	January 31, 2016	5 years

Option Grants

There were no option grants to our Chairman and Managing Director (designated as “Chairman”) in the fiscal years 2011 and 2012. Mr. T. K. Kurien was granted with effect from April 1, 2011, 30,000 Restricted Stock Units under Wipro Employee Restricted Stock Unit Plan 2005 and 30,000 Stock Options under Wipro Employee Stock Option Plan, 2000. Details of options granted to other senior management executives as of March 31, 2012 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Option Exercises and Holdings

Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2012. The details of stock options held and exercised through March 31, 2012 with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Terms of Employment Arrangements and Indemnification Agreements

Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at a General Meeting of Shareholders. Each of our employee directors have signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from a two to five year periods, but either we or the employee director may generally terminate the agreement upon six months notice to the other party.

The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Anurag Behar, T.K. Kurien and Vineet Agrawal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

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

In the event the Company terminates Mr. Kurien for Cause, such termination shall be with immediate effect and Mr. Kurien will not be eligible for the Severance Benefits specified above.

We also have entered into agreements to indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as our director or officer, including claims which are covered by the director’s and officer’s liability insurance policy taken by the Company.

Board Committee Information

Audit/Risk and Compliance Committee

The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities include overseeing:

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

All members of our Audit/Risk and Compliance Committee are independent non-executive directors who are financially literate. The Chairman of our Audit/Risk and Compliance Committee has accounting or related financial management expertise.

Independent Auditors as well as Internal Auditors always have independent meetings with the Audit/Risk and Compliance Committee and also participate in the Audit/Risk and Compliance Committee meetings.

Our Chief Financial Officer and Director and other corporate officers make periodic presentations to the Audit/Risk and Compliance Committee on various issues.

The Audit/Risk and Compliance Committee is comprised of the following four non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Mr. P. M. Sinha, Mr. M. K. Sharma and Mr. B. C. Prabhakar	-	Members of the Audit Committee

During the fiscal year 2012, our Audit/Risk and Compliance Committee held six meetings including meetings held over teleconferencing. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance and Nomination Committee

In April 2009, the Board Governance and Compensation Committee was split into two separate committees and reconstituted as the Board Governance & Nomination Committee and the Compensation Committee. The charter of the Board Governance and Nomination Committee is available on our website under www.wipro.com. The Board Governance & Nomination Committee is comprised of the following four non-executive directors:

Dr. Ashok S Ganguly	Chairman of the Board Governance and Nomination Committee

Mr. N. Vaghul, Mr. P.M. Sinha and Mr. Bill Owens	Members of the Board Governance and Nomination Committee

The primary responsibilities of the Board Governance and Nomination Committee are:

•	Developing and recommending to the Board Corporate Governance Guidelines applicable to the Company,

•	Evaluating the Board on a continuing basis including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors,

•	Laying down policies and procedures to assess the requirements for induction of new members on the Board.

•	Implementing policies and processes relating to corporate governance principles

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness

•	Reviewing the Company’s policies that relate to matters of Corporate Social Responsibility, including public issues of significance to the Company and its stakeholders

•	Developing and recommending to the Board of Directors for its approval an annual evaluation process of the Board and its Committees, and

•	Formulating the Disclosure Policy, its review and approval of disclosures;

During the fiscal year 2012, our Board Governance and Nomination Committee held four meetings.

Compensation Committee

The members of the Compensation Committee are as follows:

Dr. Ashok S. Ganguly	Chairman of the Compensation Committee

Mr. N. Vaghul and Mr. P.M. Sinha	Members of the Compensation Committee

The charter of the Compensation Committee is available on our website under www.wipro.com. The primary responsibilities of the Compensation Committee are:

•	Determining and approving salaries, benefits and stock option grants to senior management employees and directors of our Company;

•	Approving and evaluating the compensation plans, policies and programs for whole-time directors and senior management; and

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.

Our Executive Vice President-Human Resources makes periodic presentations to the Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Compensation Committee are independent non-executive directors. During the fiscal year 2012, our Compensation Committee held four meetings.

Employees

As of March 31, 2010, 2011 and 2012, we had over 108,000, 120,000 and over 130,000 employees, including our subsidiaries and over 87,000, 87,000 and over 95,000 IT professionals, respectively. As of March 31, 2010, 2011 and 2012, more than 13,000, 21,000, and more than 28,000 of these employees were located outside India. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

Recruiting

We hire entry level graduates from both the top engineering and management universities in India, as well as more experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

Training

Each of our new recruits must attend an eight week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency with new technologies, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management, Bangalore, Birla Institute of Technology and Science, Pilani, Symbiosis Institute of Business Management, Bangalore and others, to provide special skill set training in areas such as business skills and project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.

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

Share Ownership

The following table sets forth, as of March 31, 2012, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 30, 2012, which was Rs. 50.89 per US$1.00. The share numbers and percentages listed below are based on 2,458,756,228 equity shares outstanding as of March 31, 2012.

Name	Equity Shares beneficially owned	Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price(US$)	Date of expiration
Azim H. Premji (1)	1,927,880,883	78.41	—	—	—
B. C. Prabhakar (2)	5,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S Ganguly	1,666	—	—	—	—
N. Vaghul	—	—	—	—	—
P. M. Sinha (3)	33,333	*	—	—	—
Suresh C. Senapaty	95,750	*	50,000	0.04	May 2014
Pratik Kumar	88,334	*	30,000 30,000	0.04 0.04	May 2014 July 2016
Vineet Agrawal	151,032	*	40,000 40,000	0.04 0.04	May 2014 July 2016
T K Kurien	70,345	*	50,000 30,000 30,000 30,000	0.04 0.04 0.04 9.43	May 2014 July 2016 April 2017 April 2017
Anurag Behar	16,766	*	20,000	0.04	May 2014
M K Sharma	—	—	—	—	—
Dr. Henning Kagermann	—	—	—	—	—
William Arthur Owens	—	—	—	—	—
Shyam Saran	—	—	—	—	—

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2012.
(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 195,187,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji also disclaims beneficial ownership of 195,187,120 shares held by Azim Premji Trust.
(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.
(3)	The shares are jointly held with an immediate family member of Mr. P M Sinha.

EMPLOYEE STOCK OPTION PLANS

We have various employee stock option and restricted stock unit option plans (collectively referred to as ‘stock option plans’). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Compensation Committee (the “Committee”) appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the plan(s) range from 12 months to not more than 84 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before the termination date of the stock option plan. A participant must exercise any vested options prior to termination of the services with us and within a specified post-separation period generally within seven days or six months from the date of the separation depending on the reason for separation. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable.

The salient features of our stock plans are as follows:

Name of Plan	Authorized Shares (1) & (2)	Range of exercise prices		Effective date	Termination date	Other remarks

1999 Employee Stock Option Plan	50,000,000	Rs.	171 – 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 – 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7	September, 2000	September, 2010	There are no stock options outstanding under this plan.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2	June 11, 2004	June 10, 2014	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04	June 11, 2004	June 10, 2014
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2	July 21, 2005	July 20, 2015
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.
(2)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010

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

Shares from the WERT are issued in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the four-year vesting period, complete ownership of the shares is transferred to the employee.

If employment is terminated by death, disability or retirement, the employee’s restricted shares are transferred to his or her legal heirs or continue to be held by the employee, as applicable, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased. The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2012, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,458,756,228 equity shares outstanding as of March 31, 2012.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2012	% of Class
Azim H. Premji (1)	Equity	1,927,880,883	78.41
Hasham Traders	Equity	543,765,000	22.12
Prazim Traders	Equity	541,695,000	22.03
Zash Traders	Equity	540,408,000	21.98

(1)	Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 195,187,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji also disclaims beneficial ownership of 195,187,120 shares held by Azim Premji Trust.

Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2012, are held by approximately 12,544 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. About 7.62% of the Company’s equity shares were held by these FIIs, and NRIs as of March 31, 2012, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Related parties. The Company has relationships with the following related parties:

Name of entity	Nature	% of holding	Country of Incorporation
Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director
Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director(1)
- Suresh Vaswani	Jt CEO, IT Business and Director(1)
- Girish S Paranjpe	Jt CEO, IT Business and Director(1)
- T K Kurien	CEO, IT Business and Director(2)
- Dr. Ashok Ganguly	Non-Executive Director
- Narayan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director
- M.K. Sharma	Non-Executive Director(3)

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011
(2)	With effect from February 01, 2011
(3)	With effect from July 01, 2011

The Company has the following related party transactions:

(Rs. in millions)
Transaction/ Balances	Associate		Entities controlled by Directors		Key Management Personnel
	2011	2012	2011	2012	2011		2012
Sale of goods and services	18	75	—	12	—		—
Dividend	—	—	10,362	11,102	536	##	573	##
Royalty income	—	98	—	—	—		—
Others	—	—	—	3	—		—

Key management personnel#
Remuneration and short-term benefits	—	—	—	—	260		108
Other benefits	—	—	—	—	30		34

Remuneration to relative of key management personnel	—	—	—	—	5		5

Balances as on March 31,
Receivables	7	16	—	1	—		—
Payables	—	—	—	—	8		22

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel

The parent Company has engaged in the following significant transactions with its subsidiaries, listed in “Organization Structure” under Item 4, during the years ended March 31, 2011 and 2012:

	(Rs. in millions)
Name of the entity	Sale of services		Sale of goods		Purchase of services		Purchase of goods
	2011	2012	2011	2012	2011	2012	2011	2012
Wipro Inc	4,144	3,917	—	—	383	287	—	—
Infocrossing Inc	491	278	—	—	839	1,603	—	—
Wipro Japan KK	—	—	—	—	373	339	—	—
Wipro Shanghai Limited	65	53	—	—	204	190	—	—
Unza Holdings Limited	—	—	—	—	—	—	61	20
Vignani Solutions Private Limited	—	—	—	—	—	—	—	13
Wipro Portugal S. A.	498	538	—	—	783	20	—	—
New Logic Technologies GmbH	286	350	—	—	40	57	—	—

	(Rs. in millions)
Name of the entity	Sale of services		Sale of goods		Purchase of services		Purchase of goods
	2011	2012	2011	2012	2011	2012	2011	2012
Wipro Technologies S.A DE C.V	71	101	—	—	107	183	—	—
Wipro Information Technology, Netherlands BV	175	247	—	—	—	—	—	—
Wipro Technologies Limited, Russia	32	27	—	—	—	—	—	—
Wipro Technologies OY	51	—	—	—	635	188	—	—
Wipro Gallagher Solutions Inc	116	162	—	—	20	22	—	—
Wipro UK Limited	—	108	—	—	—	197	—	—
Wipro Holdings UK Limited	226	499	—	—	—	—	—	—
Wipro Poland Sp Zoo	—	—	—	—	193	214	—	—
Wipro BPO Philippines LTD. Inc.	—	—	—	—	—	2	—	—
Wipro Technologies SRL-BPO	—	—	—	—	937	923	—	—
Wipro Infrastructure Engineering Machinery (Changzhou) Company Limited	—	—	—	5	—	—	—	—
Wipro Retail UK Limited	—	87	—	—	710	744	—	—
SAS Wipro France	—	155	—	—	16	—	—	—
Wipro do Brasil Technologia Ltda	—	—	—	—	7	195	—	—
Wipro Technocentre (Singapore) Pte Limited	—	47	—	—	—	—	—	—
Wipro (Australia)Pty Ltd	52	3	—	—	—	—	—	—
Wipro Chengdu Limited	—	57	—	—	228	313	—	—
Wipro Energy IT Services India Private Limited	—	54	—	—	—	407	—	—
Wipro Travel Services Limited	—	—	—	—	—	60	—	—
Wipro Technologies Gmbh	—	9	—	—	—	254	—	—
Wipro (Thailand) Co. Limited	—	12	—	—	—	—	—	—
Wipro Technology Services Limited	—	37	—	—	—	—	—	—
Wipro Infrastructure Engineering AB	—	—	—	323	—	—	—	—
Wipro Airport IT Services-Products division	194	283	—	—	—	—	—	—

Please refer to Note 28 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for additional information on related party transactions.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following financial statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2012:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2011 and 2012;

•	Consolidated Statements of Income for the years ended March 31, 2010, 2011 and 2012;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2010, 2011 and 2012;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2010, 2011 and 2012;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2011 and 2012; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2010, 2011 and 2012, we generated Rs. 209,395 million, Rs. 243,083 million and Rs. 295,114 million, or 77.10%, 78.17% and 78.64% of our total revenues of Rs. 271,574 million, Rs. 310,987 million and Rs. 375,249 million, respectively, from the export of our products and rendering of services outside of India.

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

During fiscal year 2012, we paid a final cash dividend of Rs. 4 per share. During fiscal 2012, we also paid an interim dividend of Rs. 2 per share.

We have proposed to pay a final cash dividend of Rs. 4 (US$0.08) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (including dividend tax) of approximately Rs. 11,431 million.

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

As of March 31, 2012, we had 2,458,756,228 issued and outstanding equity shares. As of March 31, 2012, there were approximately 12,544 record holders of ADRs evidencing 41,964,810 ADSs equivalent to equity shares. As of March 31, 2012, there were 227,159 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2012	490.15	310.20	9.63	6.10	490.00	310.50	9.63	6.10	15.39	8.63
2011	499.90	305.20	11.22	6.85	500.00	253.30	11.23	5.69	16.81	7.95
2010	753.00	240.00	16.91	5.39	755.85	240.15	16.97	5.39	24.29	6.90
2009	537.90	181.70	12.08	4.08	535.00	180.40	12.01	4.05	14.53	5.04
2008	600.00	325.00	13.47	7.30	635.00	324.00	14.26	7.27	17.24	9.85

Quarter ended
March 31, 2012	452.50	383.25	8.89	7.53	453.00	382.50	8.90	7.52	11.49	9.82
December 31, 2011	420.75	324.15	8.27	6.37	420.95	323.60	8.27	6.36	11.16	8.63
September 30, 2011	434.80	310.20	8.54	6.10	435.00	310.50	8.55	6.10	13.80	8.85
June 30, 2011	490.15	384.00	9.63	7.55	490.00	381.45	9.63	7.50	15.39	12.51
March 31, 2011	494.95	407.35	11.11	9.15	496.80	407.50	11.15	9.15	15.78	12.50
December 31, 2010	499.90	398.00	11.22	8.94	500.00	397.50	11.23	8.92	16.81	13.44
September 30, 2010	452.00	327.85	10.15	7.36	454.40	372.10	10.20	8.35	14.89	11.75
June 30, 2010	419.22	228.69	9.41	5.13	405.54	380.00	9.11	8.53	13.80	7.15

Month ended
April 30, 2012	450.70	400.00	8.86	7.86	451.70	398.50	8.88	7.83	11.08	9.61
March 31, 2012	447.95	416.40	8.80	8.18	448.05	416.25	8.80	8.18	11.28	10.54
February 29, 2012	452.50	410.00	8.89	8.06	453.00	410.00	8.90	8.06	11.49	10.89
January 31, 2012	424.90	383.25	8.35	7.53	425.00	382.50	8.35	7.52	11.21	9.82
December 31, 2011	420.75	379.35	8.27	7.45	420.90	379.05	8.27	7.45	10.55	9.65
November 30, 2011	389.00	360.10	7.64	7.08	389.45	360.05	7.65	7.08	10.39	9.08

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = Rs. 50.89

(1)	Source: BSE data was obtained from www.bseindia.com and NSE data was obtained from www.nseindia.com. NYSE data was obtained from www.finance.yahoo.com.

Plan of Distribution

Not applicable.

Markets

Trading Practices and Procedures on the Indian Stock Exchanges

The BSE and NSE (the “Exchanges”) together account for more than 90% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

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

The BSE and NSE were closed on a few occasions, in the interest of protection of investor interests, due to fluctuation in prices caused by various events from time to time. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the market wide circuit filter after the intra-day 10% fall. On November 27, 2008, due to terrorist attacks in the city of Mumbai, the BSE and NSE were closed. On May 18, 2009, circuit filters were breached twice during the day and the market closed for the day upon reaching the 20% trigger point. When the markets hit the upper circuit limit on May 18, 2009, there was just a marginal fall in the index the following day.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2012 was approximately US$1.20 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. The NSE has 1,402 members.

Bombay Stock Exchange Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2012, was approximately US$1.22 trillion. The BSE began allowing online trading in May 1995. The BSE has 888 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

Share Capital

Our authorized share capital is Rs. 5,550,000,000 divided into 2,650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2012, 2,458,756,228 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, located in Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Memorandum and Articles of Association of Wipro Limited included as an exhibit to our Form 6-K filed with the Securities and Exchange Commission on July 6, 2010.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2012, we have twelve directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Mr. T K Kurien are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

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

Objects and Purposes of Our Memorandum of Association

The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:

•

To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based and Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services such as billing services, processing services, database services, data entry business marketing services, business information and management services, training and consultancy services to businesses, organizations, firms, corporations, trusts, local bodies, states, governments and other entities; establishing and operating service processing centers for providing services for back office and processing requirements, marketing, sales and credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting and communicating to and on behalf of overseas customers by voice, data image or letters using dedicated international private lines to handle business process management, remote help desk management; and remote management.

•

To carry on business in India and elsewhere as a manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

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

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting, manufacturing and dealing in hydrogenated vegetable oil.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of providing solutions for water treatment including but not limited to ultra pure water, waste water treatment, water reuse, desalination and related activities.

•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries.

Borrowings Power Exercisable by the Directors

The Board of Directors has the authority to borrow funds up to a limit of one time the Company’s paid-up capital and free reserves. Borrowings beyond this limit will require the approval of the shareholders of the Company.

Number of Shares Required for Director’s Qualification

Directors are not required to hold shares in the Company as a prerequisite to serving on our Board of Directors.

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

The Companies Act provides that any dividends that remain unpaid or unclaimed are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years subject to transfer of such portion. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending upon the dividend percentage to be declared in such year.

The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the fulfillment of certain conditions.

We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s profit and loss account, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares.

Audit and Annual Report

At least twenty one days before the Annual General Meeting of shareholders (excluding the days of mailing and date of the meeting), we must distribute to our shareholders our audited Indian GAAP balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. SEBI has permitted distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the meeting.

Consolidation and Subdivision of Shares

The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares.

Preemptive Rights, Issue of Additional Shares and Distribution of Rights

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders, and the right to renounce such subscription right in favor of any other person. Holders of ADSs may not be permitted to participate in any such offer.

If we ever plan to distribute additional rights to purchase our equity shares, we will give prior written notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, subject to all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly, rather than new ADSs.

The Depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the Depositary; or

•	it is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders in the same manner as in cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

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

Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions called special resolutions in many circumstances, for example amendments to the Articles of Association, changes to certain clauses in the Memorandum of Association or the commencement of a new line of business, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

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

Preference Shares

Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares. However, holders of cumulative preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. Currently, we have no preference shares issued and/or outstanding.

Redemption of Equity Shares

Under the Companies Act, unlike preference shares, equity shares are not redeemable.

Liability on Calls

Not applicable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation are contained in the Memorandum of Association or Articles of Association of the Company, or in the absence of any such provision in the Memorandum of Association or Articles of Association, if such variation is not prohibited by the terms of issue of the shares of that class.

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

The Depositary will make all reasonable efforts, and subject to the provisions of Indian law, our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General meeting. The date on which this period begins is the record date. We may close the register of shareholders to determine which shareholders are entitled to specified shareholder rights. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than 45 days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. The requirement to hold the equity shares in book entry form will apply to the ADS holders when the equity shares are withdrawn from the depository facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of more than 5% and every 2% thereafter of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser is required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

Upon the acquisition of 25% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 26% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. SEBI has recently amended the Takeover Code to revise the existing limits and procedures. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares. However, the acquisition of ADSs, irrespective of conversion into underlying equity shares, is subject to disclosure and the reporting requirements under the Takeover Code.

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

Currency Exchange Controls

Foreign investments in India are governed by the provisions the Foreign Exchange Management Act (FEMA) 1999 and are subject to the regulations issued by the Reserve Bank of India from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

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

A registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs or GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. Therefore ADSs converted into Indian shares may be converted back into ADSs, subject to certain limits of sectoral caps.

The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares” (Through Depositary Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

These guidelines provide that a re-issuance of ADSs or GDSs is permitted to the extent that such ADSs or GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADSs or GDSs, (iii) the shares are purchased with the permission of the custodian of the ADSs or GDSs of the Indian company and are deposited with the custodian; (iv) the number of shares so purchased shall not exceed the number of ADSs or GDSs converted into underlying shares pursuant to conversion of ADSs into equity shares under the Depositary Agreement and (v) investor and other intermediaries comply with the provisions of 1993 Scheme and related guidelines issued from time to time.

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

Sponsored ADS

The amendment to the FEMA regulations permits an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•

There have been amendments to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism), Scheme 1993 pertaining to the Eligibility of Issuer, Eligibility of Subscriber, Pricing of the offerings, and Voting Rights;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the offering is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

Conditions for issuance of ADSs or GDSs outside India by Indian Companies

Eligibility of issuer: An Indian company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (SEBI) will not be eligible to issue ADSs or GDSs apart from Foreign Currency Convertible Bonds.

Eligibility of subscriber: Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) ADSs or GDSs.

Pricing: The pricing of ADSs or GDSs and Foreign Currency Convertible Bonds should not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the relevant date.

The “relevant date” means date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue.

Foreign Direct Investment

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of Rs. 12,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified about the calculation of foreign investment in an Indian Company through direct or indirect routes for such investment.

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (NRI) or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed four times the net worth of the company or its equivalent in a financial year. The RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

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

In terms of Schedule 1 of the Notification No. FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares/compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time. The Reserve Bank of India vide circular No. 20 dated December 14, 2007, decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. If the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the NRE/FCNR (B) account, the amount of consideration so received should be refunded immediately to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or the approach the Reserve Bank of India with an action plan for allotment of equity shares.

It is also clarified that the advances against equity instruments may be received only where the FDI is allowed under the automatic route.

Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines which permitted foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FEMA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995.

Ownership Restrictions

The limit of FII investment in a company has been linked to sectoral caps/statutory ceilings as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in the aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

Overseas investment - Liberalization

Regulation 6 of the Notification No.FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 42 dated May 12, 2005, and dated Sep 26, 2007, issued by the Reserve Bank of India provides the terms of which an Indian entity was permitted to invest up to 400% of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (JV/WOS) in any bonafide business activity under automatic route.

Taxation

The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

We believe this information is materially complete as of the date hereof, however, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

Residence. For purposes of the Income Tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income Tax Act.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax (DDT) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. The Finance Act 2011 has reduced the rate of surcharge to 5% from the earlier rate of 7.5%. The Finance Act 2006 introduced an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 16.22%. Further with effect from June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. In Finance Bill 2012, it is proposed that with a view to remove the cascading effect in a multi-tier corporate structure, the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary.

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

The Finance Act (No.2) 2009 has abolished surcharge for individual tax payers effective as of April 1, 2009. In the case of resident corporations whose turnover exceeds Rs. 10,000,000 during the relevant financial year, in addition to the above rates, a surcharge of 7.5% will be levied on the above taxes. This surcharge was reduced to 5% by the Finance Act 2011, effective as of April 1, 2011). An additional surcharge called an “education cess” of 3% is payable in addition to above taxes and surcharges.

The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In the case of employees who receive shares allotted as part of a company’s stock option plan, the purchase price shall be the fair market value which has been taken into account for the purpose of computing the perquisite on salaries. In 1992, the government allowed established Indian companies to issue foreign currency convertible bonds (FCCB). Effective April 2008, the conversion of FCCBs into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired. Prior to this amendment, the price of the shares received on conversion was arrived by using the “stepped up” basis.

With the enactment of Finance Act (No.2) 2009, the value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly effective April 1, 2009. The tax rate will vary from employee to employee with a maximum of 30.90% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

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

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 2% in the case of foreign companies with effect from April 1, 2011 as compared to 2.5% charged earlier and an additional surcharge called “education cess” of 3% in addition to the above tax and surcharge in the case of foreign companies and only an additional surcharge called “education cess” of 3% on the above tax in the case of individuals.

As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax: The Finance Act, 2004 had introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.125% of the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Bill 2012 has proposed to reduce the rate of STT from present 0.125% to 0.1%.

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

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder.

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

Gift Tax and Estate Duty. The Indian gift tax was abolished as of October 1998. The Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx US$561), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. The Finance Act 2009 has inserted a new section 56(vii) with effect from October 1, 2009 to tax at a maximum rate of 30%, any sum of money or any immovable property received by an individual or HUF without consideration exceeding Rs. 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10% excluding the education cess. The Finance Bill 2012 has proposed to increase the rate of service tax from present 10% to 12%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

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

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION.

A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). Our ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are qualified foreign corporation solely as a result of our listing on New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for reduced rate of taxation.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the year ended March 31, 2012. However, since this determination is made on an annual basis and depends on the value of our ADS, no assurance can be given that we will not be considered a passive foreign investment company in 2011 and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Documents on Display

This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

100 F Street, NE

Washington D.C, 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington D.C, 20549, at prescribed rates.

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

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in U.S. dollars, Euro and Pound Sterling, while a significant portion of costs are in Indian rupees. The exchange rate between the Rupee and U.S. dollar, Euro and Pound Sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect our results of operations.

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

As at March 31, 2012, Re. 1 increase/decrease in the spot exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 1,629 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

As at March 31, 2012, a 1% change in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 194 increase/decrease in the fair value of cross-currency interest rate swaps.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2012, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2012, additional annual interest expense on our floating rate borrowing would amount to approximately Rs. 564.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2011 and 2012, respectively and revenues for the year ended March 31, 2010, 2011 and 2012, respectively. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2012, our cash and cash equivalents are held with major banks and financial institutions.

Item 12. Description of Securities Other Than Equity Securities

Item 12 A. Debt Securities

Not applicable

Item 12 B. Warrants and Rights

Not applicable

Item 12 C. Other securities

Not applicable

Item 12 D. American Depository Shares

Item 12.D.3. Fees and Charges for Holders of American Depository Receipts

J. P. Morgan Chase Bank, N.A., as Depositary for the ADSs collects fees as provided in the Deposit Agreement, as mentioned below:

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

Item 12.D.4. Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2012, the Depositary did not reimburse any amount to the Company. However, the Depository incurred for and on behalf of the Company, an expenditure of US$ 3,104 towards legal expenses and US$ 500 towards printing of a certificate.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2012. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2012.

Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated May 16, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Bangalore, India

May 16, 2012

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

	Year ended March 31,
	2011		2012
	(in millions)

Audit fees	Rs.	89	Rs.	94
Tax fees		44		47
All other fees		10		9

Total	Rs.	143	Rs.	150

Audit services - comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statement.

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

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16 F. Changes in Registrant’s Certifying Accountant

None.

Item 16 G. Corporate Governance

Because our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India and those as per NYSE Listing requirements are as follows:

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

Item 16 H. Mine Safety Disclosure

Not Applicable

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”), and our report dated May 16, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India

May 16, 2012

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2011	2012	2012
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
ASSETS
Goodwill	5	54,818	67,937	1,335
Intangible assets	5	3,551	4,229	83
Property, plant and equipment	4	55,094	58,988	1,159
Investment in equity accounted investees	16	2,993	3,232	64
Derivative assets	15	2,984	3,462	68
Deferred tax assets	18	1,467	2,597	51
Non-current tax assets		9,239	10,287	202
Other non-current assets	11	8,983	11,781	231

Total non-current assets		139,129	162,513	3,193

Inventories	9	9,707	10,662	210
Trade receivables	8	61,627	80,328	1,578
Other current assets	11	19,744	25,743	506
Unbilled revenues		24,149	30,025	590
Available for sale investments	7	49,282	41,961	825
Current tax assets		4,955	5,635	111
Derivative assets	15	1,709	1,468	29
Cash and cash equivalents	10	61,141	77,666	1,526

Total current assets		232,314	273,488	5,374

TOTAL ASSETS		371,443	436,001	8,567

EQUITY
Share capital		4,908	4,917	97
Share premium		30,124	30,457	598
Retained earnings		203,250	241,912	4,754
Share based payment reserve		1,360	1,976	39
Other components of equity		580	6,594	130
Shares held by controlled trust		(542)	(542)	(11)

Equity attributable to the equity holders of the Company		239,680	285,314	5,606
Non-controlling interest		691	849	17

Total equity		240,371	286,163	5,623

LIABILITIES
Loans and borrowings	12	19,759	22,510	442
Derivative liabilities	15	2,586	307	6
Deferred tax liabilities	18	301	353	7
Non-current tax liabilities		5,021	5,403	106
Other non-current liabilities	14	2,706	3,519	69
Provisions	14	81	61	1

Total non-current liabilities		30,454	32,153	631

Loans and borrowings and bank overdraft	12	33,043	36,448	716
Trade payables and accrued expenses	13	42,024	47,258	929
Unearned revenues		6,595	9,569	188
Current tax liabilities		7,340	7,232	142
Derivative liabilities	15	1,358	6,354	125
Other current liabilities	14	7,934	9,703	191
Provisions	14	2,324	1,121	22

Total current liabilities		100,618	117,685	2,313

TOTAL LIABILITIES		131,072	149,838	2,944

TOTAL EQUITY AND LIABILITIES		371,443	436,001	8,567

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2010	2011	2012	2012
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)

Revenues	21	271,957	310,542	371,971	7,309
Cost of revenues	22	(186,299)	(212,808)	(263,173)	(5,171)

Gross profit		85,658	97,734	108,798	2,138

Selling and marketing expenses	22	(18,608)	(22,172)	(27,777)	(546)
General and administrative expenses	22	(14,823)	(18,339)	(20,286)	(399)
Foreign exchange gains / (losses), net		(383)	445	3,278	64

Results from operating activities		51,844	57,668	64,013	1,258

Finance expense	23	(1,324)	(1,933)	(3,491)	(69)
Finance and other income	24	4,360	6,652	8,895	175
Share of profits of equity accounted investees	16	530	648	333	7

Profit before tax		55,410	63,035	69,750	1,371

Income tax expense	18	(9,294)	(9,714)	(13,763)	(270)

Profit for the year		46,116	53,321	55,987	1,100

Attributable to:
Equity holders of the Company		45,931	52,977	55,730	1,095
Non-controlling interest		185	344	257	5

Profit for the year		46,116	53,321	55,987	1,100

Earnings per equity share:	25
Basic		18.91	21.74	22.76	0.45
Diluted		18.75	21.61	22.69	0.45

Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,429,025,243	2,436,440,633	2,449,056,412	2,449,056,412
Diluted		2,449,658,532	2,451,154,154	2,455,958,722	2,455,958,722

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2010	2011	2012	2012
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)

Profit for the year		46,116	53,321	55,987	1,100

Other comprehensive income, net of taxes:
Foreign currency translation differences:
Translation difference relating to foreign operations	17	(5,522)	1,222	9,226	181
Net change in fair value of hedges of net investment in foreign operations	17	4,202	20	(2,780)	(55)
Net change in fair value of cash flow hedges	15, 18	9,841	3,684	(350)	(7)
Net change in fair value of available for sale investments	7, 18	(50)	29	(20)	—

Total other comprehensive income, net of taxes		8,471	4,955	6,076	119

Total comprehensive income for the year		54,587	58,276	62,063	1,219

Attributable to:
Equity holders of the Company		54,447	57,956	61,744	1,213
Non-controlling interest		140	320	319	6

		54,587	58,276	62,063	1,219

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust*	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2009	1,464,980,746	2,930	27,280	126,646	3,745	1,533	(14,533)	85	(542)	147,144	237	147,381
Cash dividend paid (including dividend tax thereon)	—	—	—	(6,788)	—	—	—	—	—	(6,788)	—	(6,788)
Issue of equity shares on exercise of options	3,230,443	6	1,908	—	(1,908)	—	—	—	—	6	—	6
Profit for the year	—	—	—	45,931	—	—	—	—	—	45,931	185	46,116
Other comprehensive income	—	—	—	—	—	(1,275)	9,841	(50)	—	8,516	(45)	8,471
Infusion of capital,	—	—	—	—	—	—	—	—	—	—	60	60
Compensation cost related to employee share based payment	—	—	—	—	1,302	—	—	—	—	1,302	—	1,302

As at March 31, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549

As at April 1, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549
Cash dividend paid (including dividend tax thereon)	—	—	—	(15,516)	—	—	—	—	—	(15,516)	(66)	(15,582)
Issue of shares in form of stock dividend	979,765,124	1,960	(1,960)	—	—	—	—	—	—	—	—	—
Issue of equity shares on exercise of options	6,432,832	12	2,896	—	(2,872)	—	—	—	—	36	—	36
Profit for the year	—	—	—	52,977	—	—	—	—	—	52,977	344	53,321
Other comprehensive income	—	—	—	—	—	1,266	3,684	29	—	4,979	(24)	4,955
Compensation cost related to employee share based payment	—	—	—	—	1,092	—	—	—	—	1,092	—	1,092

As at March 31, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust*	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,068)	—	—	—	—	—	(17,068)	(161)	(17,229)
Issue of equity shares on exercise of options	4,347,083	9	333	—	(333)	—	—	—	—	9	—	9
Profit for the year	—	—	—	55,730	—	—	—	—	—	55,730	257	55,987
Other comprehensive income	—	—	—	—	—	6,384	(350)	(20)	—	6,014	62	6,076
Compensation cost related to employee share based payment	—	—	—	—	949	—	—	—	—	949	—	949

As at March 31, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163

Convenience translation into US $ in millions (Unaudited) Refer note 2(iv)		97	598	4,754	39	156	(27)	1	(11)	5,606	17	5,623

*	Represents 8,930,563, 14,841,271, 14,841,271 treasury shares held as of March 31, 2010, 2011 and 2012, respectively.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rupees in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2010	2011	2012	2012
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the year	46,116	53,321	55,987	1,100
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(43)	(131)	(104)	(2)
Depreciation and amortization	7,831	8,211	10,129	199
Exchange (gain) / loss	(1,462)	1,036	1,938	38
Impact of cash flow/net investment hedging activities	6,017	4,389	1,095	22
Gain on sale of investments	(308)	(192)	(187)	(4)
Loss on sale of subsidiary	—	—	77	2
Share based compensation	1,302	1,092	949	19
Income tax expense	9,294	9,714	13,763	270
Share of profits of equity accounted investees	(530)	(648)	(333)	(7)
Dividend and interest (income)/expenses, net	(2,820)	(5,684)	(7,651)	(150)
Changes in operating assets and liabilities:
Trade receivables	(2,150)	(10,699)	(17,470)	(343)
Unbilled revenues	(2,600)	(7,441)	(5,876)	(115)
Inventories	(218)	(1,781)	(862)	(17)
Other assets	(2,203)	(5,451)	(3,501)	(69)
Trade payables and accrued expenses	(66)	5,674	4,289	84
Unearned revenues	(1,272)	(867)	2,898	57
Other liabilities and provisions	2,024	(813)	1,040	20

Cash generated from operating activities before taxes	58,912	49,730	56,181	1,104
Income taxes paid, net	(7,914)	(9,293)	(16,105)	(316)

Net cash generated from operating activities	50,998	40,437	40,076	788

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(12,631)	(12,211)	(12,977)	(255)
Proceeds from sale of property, plant and equipment	397	521	774	15
Purchase of available for sale investments	(340,891)	(474,476)	(338,599)	(6,654)
Proceeds from sale of available for sale investments	325,770	456,894	346,826	6,815
Investment in inter-corporate deposits	(10,750)	(14,290)	(14,550)	(286)
Refund of inter-corporate deposits	4,950	20,100	10,380	204
Payment for business acquisitions, net of cash acquired	(4,399)	(140)	(7,920)	(156)
Interest received	2,297	3,960	5,799	114
Dividend received	1,442	2,403	2,211	43

Net cash (used) in investing activities	(33,815)	(17,239)	(8,056)	(158)

Cash flows from financing activities:
Proceeds from issuance of equity shares	6	25	22	—
Proceeds from issuance of equity shares by a subsidiary	60	—	—	—
Repayment of loans and borrowings	(55,661)	(82,718)	(70,127)	(1,378)
Proceeds from loans and borrowings	63,011	72,596	70,839	1,392
Interest paid on loans and borrowings	(1,194)	(696)	(902)	(18)
Payment of cash dividend (including dividend tax thereon)	(6,823)	(15,585)	(17,229)	(339)

Net cash (used) in financing activities	(601)	(26,378)	(17,397)	(342)

Net increase / (decrease) in cash and cash equivalents during the year	16,582	(3,180)	14,623	287
Effect of exchange rate changes on cash and cash equivalents	(1,258)	523	1,680	33
Cash and cash equivalents at the beginning of the year	48,232	63,556	60,899	1,197

Cash and cash equivalents at the end of the year (Note 10)	63,556	60,899	77,202	1,517

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by Audit Committee on May 16, 2012.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(ii)	Basis of preparation

These consolidated financial statements have been prepared in compliance with IFRS as issued by the IASB. Accounting policies have been applied consistently to all periods presented in these financial statements.

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

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:–

a.	Derivative financial instruments; and

b.	Available-for-sale financial assets;

(iv)	Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2012, have been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 50.89, as published by Federal Reserve Board of Governors on March 30, 2012. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

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

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. To date, the Company has not incurred a material loss on any fixed-price and fixed-timeframe contract.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though, the Company considers all these issues in estimating income taxes, there could be an unfavorable resolution of such issues.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

(i)	Basis of consolidation

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

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into Indian Rupee using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity. When a foreign operation is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

c)	Others

Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such difference are recognized in statement of income. When the hedged part of a net investment is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in FCTR.

(iv)	Financial Instruments

a)	Non-derivative financial instruments

Non derivative financial instruments consist of:

•

financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

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

C.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

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

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

B.	Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a combination of foreign currency denominated borrowings and related cross-currency swaps as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

C.	Others

Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges or hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

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

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury Shares. The Company has 14,841,271 treasury shares as of March 31, 2011 and 2012, respectively. Treasury shares are recorded at acquisition cost.

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

The exchange difference arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term intercompany receivables or payables relating to foreign operations, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, and presented within equity in the FCTR.

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

(vii)	Business combination, Goodwill and Intangible assets

Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of an acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

The cost of an acquisition also includes the fair value of any contingent consideration. Any subsequent changes to the fair value of contingent consideration classified as liabilities are recognized in the consolidated statement of income.

a)	Goodwill

The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

b)	Intangible assets

Intangible assets acquired separately are measured at cost of an acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of an acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and consumed. Intangible assets with indefinite lives comprising of brands are not amortized, but instead tested for impairment at least annually and written down to the recoverable amount as required.

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

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

Employees receive benefits from a provident fund, which is a defined benefit plan. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company; while the remainder of the contribution is made to the government administered pension fund. The Company is generally liable for any shortfall in the fund assets based on the government specified minimum rates of return.

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

‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ represent billing in excess of revenue recognized. Advance payments received from customers for which no services have been rendered are presented as ‘Advance from customers’.

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

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

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

Finance expense comprise interest cost on borrowings, impairment losses recognized on financial assets, gains / (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related derivative instruments except foreign exchange gains/(losses), net on short-term borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/(losses), net within results from operating activities. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.

(xvi)	Finance and other income

Finance and other income comprises interest income on deposits, dividend income and gains / (losses) on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

New Accounting standards adopted by the Company:

The Company adopted IAS 24 (revised 2009) “Related Party Disclosures” (“IAS 24”) effective April 1, 2011. The purpose of the revision is to simplify the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. Adoption of IAS 24 (revised 2009), did not have a material effect on these consolidated financial statements.

New Accounting standards not yet adopted by the Company:

In October, 2010, the IASB issued an amendment to IFRS 7 “Disclosures – Transfers of financial assets”. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendment is effective for fiscal years beginning on or after July 1, 2011. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures – offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In November 2009, the IASB issued the chapter of IFRS 9 “Financial Instruments relating to the classification and measurement of financial assets”. The new standard represents the first phase of a three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, the IASB added the requirement relating to classification and measurement of financial liabilities to IFRS 9. Under the amendment, an entity measuring its financial liability at fair value, can present the amount of fair value change in the liability attributable to change in the liabilities credit risk in other comprehensive income. Further the IASB also decided to carry-forward unchanged from IAS 39 requirements relating to de-recognition of financial assets and financial liabilities. IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10” Consolidated Financial Statements”. The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”. The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value or change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 is effective for fiscal years beginning on or after January 1, 2013. Early application is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In June 2011, the IASB issued Amendment to IAS 1 “Presentation of Financial Statements” that will improve and align the presentation of items of other comprehensive income (OCI) in financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). The amendments require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments will also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is effective for fiscal years beginning on or after July 1, 2012. Earlier adoption is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In June 2011, the IASB issued IAS 19 (Amended) “Employee Benefits”. The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires asset in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of such yields is recognized through Other Comprehensive Income. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is evaluating the impact, these amendments will have on the Company’s consolidated financial statements.

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total

Gross carrying value:
As at April 1, 2010	Rs.	2,794	Rs.	19,359	Rs.	46,657	Rs.	9,855	Rs.	2,929	Rs.	81,594
Translation adjustment		17		117		337		68		11		550
Additions		943		3,533		8,360		1,692		117		14,645
Disposal / adjustments		—		(41)		(1,145)		(591)		(458)		(2,235)

As at March 31, 2011	Rs.	3,754	Rs.	22,968	Rs.	54,209	Rs.	11,024	Rs.	2,599	Rs.	94,554

Accumulated depreciation/impairment:
As at April 1, 2010	Rs.	—	Rs.	1,998	Rs.	30,995	Rs.	5,497	Rs.	2,004	Rs.	40,494
Translation adjustment		—		50		231		45		14		340
Depreciation		—		493		5,500		1,271		455		7,719
Disposal / adjustments		—		(39)		(1,077)		(375)		(354)		(1,845)

As at March 31, 2011	Rs.	—	Rs.	2,502	Rs.	35,649	Rs.	6,438	Rs.	2,119	Rs.	46,708

Capital work-in-progress												7,248

Net carrying value as at March 31, 2011											Rs.	55,094

Gross carrying value:
As at April 1, 2011	Rs.	3,754	Rs.	22,968	Rs.	54,209	Rs.	11,024	Rs.	2,599	Rs.	94,554
Translation adjustment		30		389		1,951		229		26		2,625
Additions		445		2,113		10,096		1,729		69		14,452
Acquisition through business combination		58		15		279		51		9		412
Disposal / adjustments		(44)		(159)		(960)		(523)		(621)		(2,307)

As at March 31, 2012	Rs.	4,243	Rs.	25,326	Rs.	65,575	Rs.	12,510	Rs.	2,082	Rs.	109,736

Accumulated depreciation/impairment:
As at April 1, 2011	Rs.	—	Rs.	2,502	Rs.	35,649	Rs.	6,438	Rs.	2,119	Rs.	46,708
Translation adjustment		—		136		1,233		132		21		1,522
Depreciation		—		649		6,537		2,077		281		9,544
Disposal / adjustments		—		(28)		(622)		(381)		(536)		(1,567)

As at March 31, 2012	Rs.	—	Rs.	3,259	Rs.	42,797	Rs.	8,266	Rs.	1,885	Rs.	56,207

Capital work-in-progress												5,459

Net carrying value as at March 31, 2012											Rs.	58,988

*	Including net carrying value of computer equipment and software amounting to Rs. 4,397 and Rs. 7,463 as at March 31, 2011 and 2012, respectively.

Interest capitalized by the Company was Rs. 66 and Rs. 63 for the year ended March 31, 2011 and 2012, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2011 and 2012 are 4.23% and 11.07%, respectively.

5.	Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2011		2012

Balance at the beginning of the year	Rs.	53,802	Rs.	54,818
Translation adjustment		962		7,207
Acquisition through business combination, net		54		5,912

Balance at the end of the year	Rs.	54,818	Rs.	67,937

The Company has recognized additional goodwill as a result of earn-out provisions from business combinations consummated in fiscal years 2006 and 2007 (contingent consideration) amounting to Rs. 54 and Rs. 207 during the year ended March 31, 2011 and 2012, respectively.

Goodwill as at March 31, 2011 and 2012 has been allocated to the following reportable segments:

Segment	As at March 31,
	2011		2012

IT Services	Rs.	39,098	Rs.	49,809
IT Products		472		546
Consumer Care and Lighting		13,475		15,354
Others		1,773		2,228

Total	Rs.	54,818	Rs.	67,937

The goodwill held in the Infocrossing, Healthcare and Unza cash generating units (CGU) are considered significant in comparison to the total carrying amount of goodwill as at March 31, 2012. The goodwill held in these CGUs are as follows:

CGUs	As at March 31,
	2011		2012

Infocrossing	Rs.	11,592	Rs.	13,221
Healthcare		9,959		11,358
Unza		12,492		14,173

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2010	Rs.	1,932	Rs.	3,464	Rs.	5,396
Translation adjustment		11		(105)		(94)
Additions		—		36		36

As at March 31, 2011	Rs.	1,943	Rs.	3,395	Rs.	5,338

Accumulated amortization and impairment:
As at April 1, 2010	Rs.	392	Rs.	993	Rs.	1,385
Translation adjustment		—		(48)		(48)
Amortization		341		109		450

As at March 31, 2011	Rs.	733	Rs.	1,054	Rs.	1,787

Net carrying value as at March 31, 2011	Rs.	1,210	Rs.	2,341	Rs.	3,551

Gross carrying value:
As at April 1, 2011	Rs.	1,943	Rs.	3,395	Rs.	5,338
Translation adjustment		123		171		294
Acquisition through business combination		864		—		864
Additions		—		97		97

As at March 31, 2012	Rs.	2,930	Rs.	3,663	Rs.	6,593

Accumulated amortization and impairment:
As at April 1, 2011	Rs.	733	Rs.	1,054	Rs.	1,787
Translation adjustment		—		65		65
Amortization		429		83		512

As at March 31, 2012	Rs.	1,162	Rs.	1,202	Rs.	2,364

Net carrying value as at March 31, 2012	Rs.	1,768	Rs.	2,461	Rs.	4,229

Net carrying value of marketing-related intangibles includes indefinite life intangible assets (brands and trade-marks) of Rs. 660 and Rs. 1,745 as of March 31, 2011 and 2012, respectively.

The assessment of marketing-related intangibles (brands and trade-marks) that have an indefinite life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the geographies in which these brands operate.

Amortization expense on intangible assets is included in selling and marketing expenses in the statement of income.

As of March 31, 2012, the estimated remaining amortization period for customer-related intangibles acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period

Citi Technology Services Limited	2.75 years
Wipro Yardley FZE and Wipro Yardley Consumer Care Private Limited	8 years
Science Application International Corporation	1.25 – 8.25 years
R.K.M Equipamentos Hidraulicos Ltd	8.125 years

Goodwill and indefinite life intangible were tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The useful life of the trademark and brand in respect of the acquired Wipro Yardley FZE, Wipro Yardley Consumer Care Private Limited, Chandrika and Northwest has been determined to be indefinite life intangible assets. For the purpose of impairment testing, indefinite life intangibles in Wipro Yardley FZE and Wipro Yardley Consumer Care Private Limited are allocated to the Yardley businesses and the indefinite life intangibles in Chandrika and Northwest are allocated to Consumer Care India businesses. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on the Company’s weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

d)	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions.

Assumptions	Year ended March 31,
	2011	2012

Terminal value long- term growth rate	2.5%-6%	3%-6%
After tax discount rate	10%-17%	10%-16%
Before tax discount rate	12.3%-19.5%	11.4%-20.8%

Based on the above, no impairment was identified as of March 31, 2011 and 2012 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2011 and 2012 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

6.	Business combination

Science Applications International Corporation

On June 10, 2011, the Company acquired the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation Inc along with 100% of the share capital in SAIC Europe Limited and SAIC India Private Limited. On July 2, 2011 the Company also acquired 100% of the share capital of SAIC Gulf LLC (hereafter the acquisitions are collectively referred to as ‘oil and gas business of SAIC’). The oil and gas business of SAIC provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. The Company believes that the acquisition will further strengthen Wipro’s presence in the Energy, Natural Resources and Utilities domain. The goodwill of Rs. 5,309 comprises of value of expected synergies arising from the acquisition. The purchase consideration of Rs. 7,536 was settled in cash.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed:

Descriptions	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Cash and cash equivalents	Rs.	541		—		541
Trade receivables		1,170		—		1,170
Property, plant and equipment		75		—		75
Customer - related intangibles		—		756		756
Other assets		288		—		288
Current tax assets		82		—		82
Trade payables and accrued expenses		(602)		—		(602)
Unearned revenues		(76)		—		(76)
Deferred income taxes, net		54		(61)		(7)

Total	Rs.	1,532	Rs.	695	Rs.	2,227

Goodwill						5,309

Total purchase price					Rs.	7,536

None of the goodwill, other than goodwill relating to business purchase in the U.S. (Rs. 2,703), is expected to be deductible for income tax purposes.

The gross and fair value of trade receivables included in other assets above amounts to Rs. 1,170. None of the trade receivable has been impaired and it is expected that full contractual amount can be collected.

From the date of acquisition, the oil and gas business of SAIC have contributed Rs. 6,792 of revenue and Rs. 243 of profit before tax for the period of the Company.

If the acquisition had occurred on April 1, 2011, management estimates that the annual consolidated revenue for the Company would have been Rs. 373,798 and the annual profit before taxes for the year for the Company would have been Rs. 69,935. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisitions had occurred on dates indicated or that may result in the future.

7.	Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2011								As at March 31, 2012
	Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value		Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	37,013	Rs.	126	Rs.	(49)	Rs.	37,090	Rs.	32,635	Rs.	96	Rs.	(25)	Rs.	32,706
Certificate of deposits		12,189		17		(14)		12,192		9,267		—		(12)		9,255

Total	Rs.	49,202	Rs.	143	Rs.	(63)	Rs.	49,282	Rs.	41,902	Rs.	96	Rs.	(37)	Rs.	41,961

*	Available for sale investments include investments amounting to Rs. Nil and Rs. 400 as of March 31, 2011 and 2012, respectively, on which there is a lien.

8.	Trade receivables

	As at March 31,
	2011		2012
Trade receivables	Rs.	64,221	Rs.	83,076
Allowance for doubtful accounts receivable		(2,594)		(2,748)

	Rs.	61,627	Rs.	80,328

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2011		2012
Balance at the beginning of the year	Rs.	2,327	Rs.	2,594
Additions during the year, net		399		393
Uncollectable receivables charged against allowance		(132)		(239)

Balance at the end of the year	Rs.	2,594	Rs.	2,748

9.	Inventories

Inventories consist of the following:

	As at March 31,
	2011		2012
Stores and spare parts	Rs.	1,125	Rs.	1,271
Raw materials and components		3,217		4,144
Work in progress		1,109		1,410
Finished goods		4,256		3,837

	Rs.	9,707	Rs.	10,662

10.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2010, 2011 and 2012 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2010		2011		2012
Cash and bank balances	Rs.	24,155	Rs.	27,628	Rs.	41,141
Demand deposits with banks(1)		40,723		33,513		36,525

	Rs.	64,878	Rs.	61,141	Rs.	77,666

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at March 31,
	2010		2011		2012
Cash and cash equivalents (as per above).	Rs.	64,878	Rs.	61,141	Rs.	77,666
Bank overdrafts		(1,322)		(242)		(464)

	Rs.	63,556	Rs.	60,899	Rs.	77,202

11.	Other assets

	As at March 31,
	2011		2012
Current
Interest bearing deposits with corporates(1)	Rs.	4,240	Rs.	8,410
Prepaid expenses		4,620		5,507
Due from officers and employees		1,110		1,681
Finance lease receivables		2,411		2,003
Advance to suppliers		1,407		1,868
Deferred contract costs		1,503		1,659
Interest receivable		393		1,123
Deposits		603		227
Balance with excise and customs		1,570		1,543
Non-convertible debentures		815		45
Others		1,072		1,677

	Rs.	19,744	Rs.	25,743

Non current
Prepaid expenses including rentals for leasehold land	Rs.	2,423	Rs.	3,422
Finance lease receivables		4,839		5,710
Deposits		1,680		2,507
Non-convertible debentures		—		84
Others		41		58

	Rs.	8,983	Rs.	11,781

Total	Rs.	28,727	Rs.	37,524

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for periods ranging from 3 to 5 years, with lease payments due in monthly, quarterly or semi-annual installments. Details of finance lease receivables are given below:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2011		2012		2011		2012

Not later than one year	Rs.	2,523	Rs.	2,043	Rs.	2,350	Rs.	1,964
Later than one year but not later than five years		6,129		6,776		4,723		5,588
Unguaranteed residual values		199		180		177		161

Gross investment in lease		8,851		8,999		—		—
Less: Unearned finance income		(1,601)		(1,286)		—		—

Present value of minimum lease payment receivable	Rs.	7,250	Rs.	7,713	Rs.	7,250	Rs.	7,713

Included in the financial statements as follows:
Current finance lease receivables					Rs.	2,411	Rs.	2,003
Non-current finance lease receivables						4,839		5,710

12.	Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to Rs. 31,694 and Rs. 35,740 as at March 31, 2011 and 2012, respectively. Short-term borrowings from banks as of March 31, 2012 primarily consist of lines of credit of approximately Rs. 19,730, US$ 812 million, SEK 241 million, SAR 90 million, Euro 17 million, GBP 21 million, MYR (Malaysian Ringgit) 47 million and RM (Chinese Yuan) 41 million from bankers primarily for working capital requirements. As of March 31, 2012, the Company has unutilized lines of credit aggregating Rs. 11,395, US$ 334 million, SEK 111 million, SAR 34 million, Euro 7 million, GBP 21 million, MYR 47 million and RM 8 million, respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 34,963 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2012, an amount of Rs. 11,724 was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

Currency	As at March 31, 2011			As at March 31, 2012
	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
Japanese Yen	35,016	Rs.	18,861	35,016	Rs.	21,728	1.86%	April 2013

Unsecured term loan
Indian Rupee	NA		366	NA		463	6.03% – 7.21%	2012 – 2015
Saudi Riyals	66		786	6		79	1.25%	2012 – 2013
Others			354			177	0 – 3.7%	2012 – 2014

Other secured term loans			106			55	3.18% – 6.5%	2012 – 2017

		Rs.	20,473		Rs.	22,502

Obligations under finance leases			635			716

		Rs.	21,108		Rs.	23,218

Current portion of long term loans and borrowings		Rs.	1,349		Rs.	708
Non-current portion of long term loans and borrowings			19,759			22,510

The Company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and has designated a portion of these as hedge of net investment in foreign operation.

The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2012, the Company has met the covenants under these arrangements.

A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 2,067 and Rs. 2,398 as at March 31, 2011 and 2012, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.

Interest expense was Rs. 776 and Rs. 1,057 for the year ended March 31, 2011 and 2012, respectively.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2011 and 2012:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2011		2012		2011		2012
Not later than one year	Rs.	242	Rs.	281	Rs.	203	Rs.	255
Later than one year but not later than five year.		396		478		372		455
Later than five years		63		6		60		6

Total minimum lease payments		701		765		—		—
Less: Amount representing interest		(66)		(49)		—		—

Present value of minimum lease payments	Rs.	635	Rs.	716	Rs.	635	Rs.	716

Included in the financial statements as follows:
Current finance lease payables					Rs.	203	Rs.	255
Non-current finance lease payables						432		461

13.	Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2011		2012
Trade payables	Rs.	20,618	Rs.	23,429
Accrued expenses		21,406		23,829

	Rs.	42,024	Rs.	47,258

14.	Other liabilities and provisions

	As at March 31,
	2011		2012
Other liabilities:
Current:
Statutory and other liabilities	Rs.	4,046	Rs.	4,241
Employee benefit obligation		2,028		3,176
Advance from customers		1,049		1,157
Others		811		1,129

	Rs.	7,934	Rs.	9,703

Non-current:
Employee benefit obligations	Rs.	2,633	Rs.	3,046
Others		73		473

	Rs.	2,706	Rs.	3,519

Total	Rs.	10,640	Rs.	13,222

	As at March 31,
	2011		2012
Provisions:

Current:
Provision for warranty	Rs.	467	Rs.	306
Others		1,857		815

	Rs.	2,324	Rs.	1,121

Non-current:
Provision for warranty	Rs.	81	Rs.	61

Total	Rs.	2,405	Rs.	1,182

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2012
	Provision for warranty		Others		Total
Balance at the beginning of the year	Rs.	548	Rs.	1,857	Rs.	2,405
Additional provision during the year, net		460		180		640
Provision used during the year		(641)		(1,222)		(1,863)

Balance at the end of the year	Rs.	367	Rs.	815	Rs.	1,182

15.	Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2011		2012
Assets:
Trade receivables	Rs.	61,627	Rs.	80,328
Unbilled revenues		24,149		30,025
Cash and cash equivalents		61,141		77,666
Available for sale financial investments		49,282		41,961
Derivative assets		4,693		4,930
Other assets		16,995		21,769

Total	Rs.	217,887	Rs.	256,679

Liabilities:
Loans and borrowings	Rs.	52,802	Rs.	58,958
Trade payables and accrued expenses		42,024		47,258
Derivative liabilities		3,944		6,661
Other liabilities		140		566

Total	Rs.	98,910	Rs.	113,443

By Category (Carrying value/Fair value):

	As at March 31,
	2011		2012
Assets:
Loans and receivables	Rs.	163,912	Rs.	209,788
Derivative assets		4,693		4,930
Available for sale financial assets		49,282		41,961

Total	Rs.	217,887	Rs.	256,679

Liabilities:
Financial liabilities at amortized cost	Rs.	52,802	Rs.	58,958
Trade and other payables		42,164		47,824
Derivative liabilities		3,944		6,661

Total	Rs.	98,910	Rs.	113,443

Fair Value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for expected losses on these receivables. As of March 31, 2011 and 2012, the carrying value of such receivables, net of allowances approximates the fair value.

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

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2011								As at March 31, 2012
	Total		Fair value measurements at reporting date using						Total		Fair value measurements at reporting date using
Particulars			Level 1		Level 2		Level 3				Level 1		Level 2		Level 3

Assets
Derivative instruments
- Cash flow hedges	Rs.	1,991	Rs.	—	Rs.	1,991	Rs.	—	Rs.	2,218	Rs.	—	Rs.	2,218	Rs.	—
- Net investment hedges		1,523		—		1,523		—		1,136		—		1,136		—
- Others		1,179		—		1,179		—		1,576		—		1,576		—
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		25,246		25,246		—		—		20,785		18,373		2,412		—
- Investment in certificate of deposits and other investments		24,036		—		24,036		—		21,176		—		21,176		—
Liabilities
Derivative instruments
- Cash flow hedges		1,504		—		1,504		—		2,812		—		2,812		—
- Net investment hedges		1,701		—		1,701		—		2,668		—		2,668		—
- Others		739		—		739		—		1,181		—		1,181		—

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2011		2012
Designated derivative instruments
Sell	US$	901	US$	1,081
		€2		€17
		£21		£4
		¥3,026		¥1,474
	AUD	4	AUD	—
	CHF	6	CHF	—

Net investment hedges in foreign operations
Cross-currency swaps		¥24,511		¥24,511
Others	US$	262	US$	262
		€40		€40

Non designated derivative instruments
Sell	US$	526	US$	841
		£40		£58
		€48		€44
	AUD	13	AUD	31

Buy	US$	617	US$	555
		¥—		¥1,997

Cross currency swaps		¥7,000		¥7,000

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2011		2012

Balance as at the beginning of the year	Rs.	(4,954)	Rs.	(1,226)
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions(1)		4,041		1,272
Deferred cancellation gains/(losses) relating to roll - over hedging		222		(12)
Changes in fair value of effective portion of derivatives		(535)		(1,639)

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	3,728	Rs.	(379)

Balance as at the end of the year	Rs.	(1,226)	Rs.	(1,605)

Deferred tax asset thereon		218		247

Balance as at the end of the year, net of deferred tax	Rs.	(1,008)	Rs.	(1,358)

(1)	On occurrence of hedge transactions, net (gain)/loss was included as part of revenues.

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2012 are expected to occur and reclassified to the statement of income over a period of 2 years.

As at March 31, 2011 and 2012, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability.

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. The Company has transferred trade receivables with recourse obligation (credit risk) and accordingly, in such cases the amounts received are recorded as borrowings in the statement of financial position and cash flows from financing activities. As at March 31, 2011 and 2012, the maximum amount of recourse obligation in respect of the transferred financial assets (recorded as borrowings) is Rs. 1,085 and Rs. 1,163, respectively.

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

As at March 31, 2011 and 2012, Re. 1 increase / decrease in the exchange rate of Indian Rupee with U.S. dollar would result in approximately Rs. 810 and Rs. 1,629 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments, respectively.

As at March 31, 2011 and 2012, 1% change in the exchange rate between U.S. dollar and Yen would result in approximately Rs. 170 and Rs. 194 increase/decrease in the fair value of cross-currency interest rate swaps, respectively.

The below table presents foreign currency risk from non derivative financial instruments as of March 31, 2011 and 2012:

	As at March 31, 2011
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies#		Total

Trade receivables	Rs.	24,408	Rs.	5,123	Rs.	4,821	Rs.	370	Rs.	3,237	Rs.	37,959
Unbilled revenues		13,605		239		494		—		271		14,609
Cash and cash equivalents		22,463		1,863		1,949		290		1,414		27,979
Other assets		187		311		63		2		126		689

Loans and borrowings	Rs.	(27,544)	Rs.	(1,322)	Rs.	—	Rs.	(18,861)	Rs.	—	Rs.	(47,727)
Trade payables and accrued expenses		(10,770)		(2,063)		(1,407)		(357)		(162)		(14,759)

Net assets / (liabilities)	Rs.	22,349	Rs.	4,151	Rs.	5,920	Rs.	(18,556)	Rs.	4,886	Rs.	18,750

	As at March 31, 2012
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies#		Total

Trade receivables	Rs.	30,205	Rs.	5,711	Rs.	6,427	Rs.	402	Rs.	5,699	Rs.	48,444
Unbilled revenues		9,735		2,727		3,131		59		485		16,137
Cash and cash equivalents		23,726		1,439		1,492		322		1,931		28,910
Other assets		206		515		42		—		181		944

Loans and borrowings	Rs.	(28,214)	Rs.	(742)	Rs.	—	Rs.	(21,728)	Rs.	—	Rs.	(50,684)
Trade payables and accrued expenses		(12,095)		(2,186)		(1,912)		(140)		(2,068)		(18,401)

Net assets / (liabilities)	Rs.	23,563	Rs.	7,464	Rs.	9,180	Rs.	(21,085)	Rs.	6,228	Rs.	25,350

#	Other currencies reflects currencies such as Singapore dollars, Saudi Arabian riyals etc.

As at March 31, 2011 and 2012 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact our result from operating activities by approximately Rs. 187 and Rs. 254 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2012, substantially all of the Company borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2012, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 564.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2011 and 2012, respectively and revenues for the year ended March 31, 2010, 2011 and 2012, respectively. There is no significant concentration of credit risk.

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables of Rs. 2,594 and Rs. 2,748 as of March 31, 2011 and 2012, respectively. Of the total receivables, Rs. 41,146 and Rs. 58,982 as of March 31, 2011 and 2012, respectively, were neither past due nor impaired. The company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables have been considered from the date of the invoice. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2011		2012

Financial assets that are neither past due nor impaired	Rs.	41,146	Rs.	58,982
Financial assets that are past due but not impaired
Past due 0 – 30 days		4,249		9,970
Past due 31 – 60 days		6,976		4,410
Past due 61 – 90 days		3,273		3,263
Past due over 90 days		14,834		12,702

Total past due and not impaired	Rs.	29,332	Rs.	30,345

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2011 and 2012, cash and cash equivalents are held with major banks and financial institutions.

The table below provided details regarding the contractual maturities of significant financial liabilities.

	As at March 31, 2011
	Less than 1 year		1-2 years		2-4 years		4-7 years		Total

Loans and borrowings	Rs.	33,043	Rs.	19,322	Rs.	304	Rs.	133	Rs.	52,802
Trade payables and accrued expenses		42,024		—		—		—		42,024
Derivative liabilities		1,358		2,586		—		—		3,944

	As at March 31, 2012
	Less than 1 year		1-2 years		2-4 years		4-7 years		Total

Loans and borrowings	Rs.	36,448	Rs.	22,121	Rs.	314	Rs.	75	Rs.	58,958
Trade payables and accrued expenses		47,258		—		—		—		47,258
Derivative liabilities		6,354		273		34		—		6,661

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2011		2012

Cash and cash equivalents	Rs.	61,141	Rs.	77,666
Interest bearing deposits with corporates		4,240		8,410
Available for sale investments		49,282		41,961
Loans and borrowings		(52,802)		(58,958)

Net cash position	Rs.	61,861	Rs.	69,079

16.	Investment in equity accounted investees

Wipro GE Medical Systems (Wipro GE)

The Company holds 49% interest in Wipro GE. Wipro GE is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at March 31, 2011 and 2012 was Rs. 2,993 and Rs. 3,232, respectively. The Company’s share of profits of Wipro GE for the year ended March 31, 2010, 2011 and 2012 was Rs. 530, Rs. 648 and Rs. 335, respectively.

The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2010		2011		2012
Revenue	Rs.	12,567	Rs.	19,882	Rs.	25,684
Gross profit		3,573		5,278		4,611
Profit for the year		934		1,127		553

	As at March 31,
	2011		2012
Total assets	Rs.	16,830	Rs.	18,608
Total liabilities		8,543		10,408

Total equity	Rs.	8,287	Rs.	8,200

In April 2010, Wipro GE acquired medical equipment and related businesses from General Electric for a cash consideration of approximately Rs. 3,728.

Wipro GE had received tax demands aggregating to Rs. 2,615 (including interest) arising primarily on account of transfer pricing adjustments, denial of export benefits and tax holiday benefits claimed by Wipro GE under the Income Tax Act, 1961 (the “Act”) for the year ended March 31, 2001 to March 31, 2007. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by first appellate authority for the years upto March 2004 and further appeals have been filed by the Income tax authorities before the second appellate authority. The first appellate authority has granted partial relief for the year ended March 31, 2005 and further appeal would be preferred by the Company before the second appellate authority. The Company filed appeal before the second appellate authority for the year ended March 31, 2006 after receiving the assessment orders following the directions of the Dispute Resolution Panel. The second appellate authority passed an order directing assessing officer (AO) to give fair opportunity of hearing to the company, the case is pending with AO. For the year ended March 31, 2007, the appeal filed against the demand is pending before the first appellate authority.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and will not have any material adverse effect on its financial position and results of operations.

Others

During the year ended March 31, 2012, the Company entered into an agreement to purchase 26% of the equity investments in Wipro Kawasaki Precision Machinery Pvt. Ltd for a cash consideration of Rs. 130. This investment is accounted as an equity method investment under IAS 28, “Investments in Associates”.

17.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2011		2012
Balance at the beginning of the year	Rs.	258	Rs.	1,524
Translation difference related to foreign operations		1,246		9,164
Change in effective portion of hedges of net investment in foreign operations		20		(2,780)

Total change during the year	Rs.	1,266	Rs.	6,384

Balance at the end of the year	Rs.	1,524	Rs.	7,908

18.	Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2010		2011		2012
Income tax expense as per the statement of income	Rs.	9,294	Rs.	9,714	Rs.	13,763
Income tax included in other comprehensive income on:
unrealized gains/(losses) on available for sale investments		(14)		2		(1)
gains/(losses) on cash flow hedging derivatives		2,091		44		(29)

Total income taxes	Rs.	11,371	Rs.	9,760	Rs.	13,733

Income tax expense from continuing operations consist of the following:

	Year ended March 31,
	2010		2011		2012
Current taxes
Domestic	Rs.	5,461	Rs.	5,573	Rs.	10,602
Foreign		3,403		3,895		4,065

	Rs.	8,864	Rs.	9,468	Rs.	14,667

Deferred taxes
Domestic	Rs.	40	Rs.	292	Rs.	(935)
Foreign		390		(46)		31

	Rs.	430	Rs.	246	Rs.	(904)

Total income tax expense	Rs.	9,294	Rs.	9,714	Rs.	13,763

Current taxes are net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to Rs. 442, Rs. 590 and Rs. 845 for the year ended March 31, 2010, 2011 and 2012, respectively.

The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2010		2011		2012

Profit before taxes	Rs.	55,410	Rs.	63,035	Rs.	69,750
Enacted income tax rate in India		33.99%		33.218%		32.445%

Computed expected tax expense		18,834		20,939		22,630
Effect of:
Income exempt from tax		(10,802)		(10,458)		(9,115)
Basis differences that will reverse during a tax holiday period		898		(217)		636
Income taxed at higher/ (lower) rates		(475)		(566)		367
Income taxes relating to prior years		(442)		(590)		(845)
Changes in unrecognized deferred tax assets		811		160		(214)
Expenses disallowed for tax purposes		456		426		300
Others, net		14		20		4

Total income tax expense	Rs	9,294	Rs.	9,714	Rs.	13,763

The tax rates under Indian Income Tax Act, for the year ended March 31, 2012 is 32.445% as compared to 33.218% for the year ended March 31, 2011. This change in tax rate is on account of reduction in surcharge from 7.5% for the year ended March 31, 2011 to 5% for the year ended March 31, 2012, in the financial annual budget by the Indian Government.

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2010		2011		2012
Carry-forward business losses	Rs.	1,851	Rs.	2,042	Rs.	2,330
Accrued expenses and liabilities		568		521		930
Allowances for doubtful accounts receivable		328		716		789
Cash flow hedges		262		218		247
Minimum alternate tax		363		488		1,223
Deferred revenue		—		—		1,285
Others		83		196		85

		3,455		4,181		6,889

Property, plant and equipment	Rs.	(525)	Rs.	(1,107)	Rs.	(2,223)
Amortizable goodwill		(458)		(659)		(1,120)
Intangible assets		(734)		(682)		(685)
Investment in equity accounted investee		(432)		(567)		(617)

		(2,149)		(3,015)		(4,645)

Net deferred tax assets	Rs.	1,306	Rs.	1,166	Rs.	2,244

Amounts presented in statement of financial position:
Deferred tax assets	Rs.	1,686	Rs.	1,467	Rs.	2,597
Deferred tax liabilities	Rs.	(380)	Rs.	(301)	Rs.	(353)

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges is recognized in other comprehensive income and presented within equity in the cash flow hedging reserve. Deferred tax liability on the intangible assets identified and recorded separately at the time of an acquisition is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of income.

In assessing the realizability of deferred tax assets, the Company considers the extent to which, it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset in respect of unused tax losses amounting to Rs. 2,076 and Rs. 1,734 as of March 31, 2011 and 2012, respectively have not been recognized by the Company.

The Company has recognized deferred tax assets of Rs. 2,042 and Rs. 2,330 in respect of carry forward losses of its various subsidiaries during the year ended March 31, 2011 and 2012. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A, 10B and 10AA of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 488 and Rs. 1,223 has been recognized in the statement of financial position as of March 31, 2011 and 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

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

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 12,969 and Rs. 15,722 as of March 31, 2011 and 2012, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The tax loss carry-forwards of Rs. 5,941 and Rs. 5,344 as of March 31, 2011 and 2012, respectively relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company. Approximately, Rs. 4,644 and Rs. 4,417 as of March 31, 2011 and 2012 respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry forward of approximately Rs. 1,297 and Rs. 928 as of March 31, 2011 and 2012 respectively, expires in various years through fiscal 2029.

We are subject to U.S. tax on income attributable to our permanent establishment in the United States due to operation of our U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2012. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the Unites States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.

19.	Dividends

The Company declares and pays dividends in Indian rupees. According to the Indian law any dividend should be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations.

The cash dividends paid per equity share were Rs. 4, Rs. 6 and Rs. 4 during the years ended March 31, 2010, 2011 and 2012, respectively. The Company has also paid an interim dividend of Rs. 2 per equity share during the year ended March 31, 2012.

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

The Board of Directors in their meeting on April 25, 2012 proposed a final dividend of Rs. 4 (US$0.08) per equity share and ADR. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on July 23, 2012, and if approved, would result in a cash outflow of approximately Rs. 11,431, including corporate dividend tax thereon (Rs. 1,595).

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

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing distributing annual dividends in future periods. During the year ended March 31, 2011 and 2012, the Company distributed Rs. 6 and Rs. 4, respectively in dividend per equity share. The Company has also distributed an interim dividend of Rs. 2 per equity share during the year ended March 31, 2012. The amount of future dividends will be balanced with effort to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2011 and 2012 was as follows:

	As at March 31,
	2011		2012		% Change
Total equity attributable to the equity shareholders of the Company	Rs.	239,680	Rs.	285,314	19.04%
As percentage of total capital		82%		83%
Current loans and borrowings		33,043		36,448
Non-current loans and borrowings		19,759		22,510

Total loans and borrowings		52,802		58,958	11.66%
As percentage of total capital		18%		17%

Total capital (loans and borrowings and equity)	Rs.	292,482	Rs.	344,272	17.71%

The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 18% and 17% of total capital as of March 31, 2011 and 2012, respectively. Further, the Company has consistently been a net cash company with cash and bank balance along with available for sale investments being in excess of debt.

21.	Revenues

	Year ended March 31,
	2010		2011		2012

Rendering of services	Rs.	202,990	Rs.	234,285	Rs.	281,014
Sale of products		68,967		76,257		90,957

Total revenues	Rs.	271,957	Rs.	310,542	Rs.	371,971

22.	Expenses by nature

	Year ended March 31,
	2010		2011		2012
Employee compensation	Rs.	107,230	Rs.	126,867	Rs.	154,066
Raw materials, finished goods, process stocks and stores and spares consumed		51,813		50,166		60,270
Sub contracting/technical fees/third party application		17,527		26,415		34,210
Travel		8,064		10,156		12,609
Depreciation and amortization		7,831		8,211		10,129
Repairs		5,020		5,253		9,455
Advertisement		4,534		5,114		6,583
Communication		3,157		3,492		4,007
Rent		3,062		3,230		3,734

Power and fuel		1,797		2,427		2,862
Legal and professional fees		1,593		1,629		1,818
Rates, taxes and insurance		1,023		1,324		1,883
Carriage and freight		950		1,181		1,487
Provision for doubtful debt		566		399		394
Miscellaneous expenses		5,563		7,455		7,729

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	219,730	Rs.	253,319	Rs.	311,236

23.	Finance expense

	Year ended March 31,
	2010		2011		2012
Interest expense	Rs.	1,232	Rs.	776	Rs.	1,057
Exchange fluctuation on foreign currency borrowings, net		92		1,157		2,434

Total	Rs.	1,324	Rs.	1,933	Rs.	3,491

24.	Finance and other income

	Year ended March 31,
	2010		2011		2012
Interest income	Rs.	2,610	Rs.	4,057	Rs.	6,497
Dividend income		1,442		2,403		2,211
Gain on sale of investments		308		192		187

Total	Rs.	4,360	Rs.	6,652	Rs.	8,895

25.	Earnings per equity share

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

	Year ended March 31,
	2010		2011		2012
Profit attributable to equity holders of the Company	Rs.	45,931	Rs.	52,977	Rs.	55,730
Weighted average number of equity shares outstanding		2,429,025,243		2,436,440,633		2,449,056,412
Basic earnings per share	Rs.	18.91	Rs.	21.74	Rs.	22.76

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

	Year ended March 31,
	2010		2011		2012
Profit attributable to equity holders of the Company	Rs.	45,931	Rs.	52,977	Rs.	55,730
Weighted average number of equity shares outstanding		2,429,025,243		2,436,440,633		2,449,056,412
Effect of dilutive equivalent share options		20,633,289		14,713,521		6,902,310

Weighted average number of equity shares for diluted earnings per share		2,449,658,532		2,451,154,154		2,455,958,722

Diluted earnings per share	Rs.	18.75	Rs.	21.61	Rs.	22.69

Earnings per share and number of share outstanding for the year ended March 31, 2010, have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

26.	Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2010, 2011 and 2012 is Rs. 1,302, Rs. 1,092 and Rs. 949, respectively.

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

The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2010	2011	2012
Shares held at the beginning of the period(1)	7,961,760	13,269,600	13,269,600
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,961,760	13,269,600	13,269,600

(1)	The opening balance as of April 1, 2010 has been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares(1)	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	Rs.	171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2

(1)	adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

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

The activity in these stock option plans is summarized below:

			Year ended March 31,
			2010			2011			2012
				Weighted			Weighted			Weighted
	Range of Exercise Prices		Number	Average Exercise Price		Number	Average Exercise Price		Number	Average Exercise Price
Outstanding at the beginning of the period(1)	Rs.	229 – 265	1,140	Rs.	254	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	120,000	Rs.	489	200,000	Rs.	293.40	—	Rs.	—
	US$	4 – 6	1,606	US$	4.7	2,677	US$	2.82	—	US$	—
	Rs.	2	13,799,549	Rs.	2	17,103,172	Rs.	2	15,382,761	Rs.	2
	US$	0.04	2,470,641	US$	0.04	2,943,035	US$	0.04	3,223,892	US$	0.04

Granted	Rs.	229 – 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	30,000	Rs.	480.20
	US$	4 – 6	—	US$	—	—	US$	—	—	US$	—
	Rs.	2	5,000	Rs.	2	5,227,870	Rs.	2	40,000	Rs.	2
	US$	0.04	137,100	US$	0.04	1,437,060	US$	0.04	—	US$	—

Exercised	Rs.	229 – 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	—	Rs.	—	(80,000)	Rs.	293.40	—	Rs.	—
	US$	4 – 6	—	US$	—	—	US$	—	—	US$	—
	Rs.	2	(2,736,924)	Rs.	2	(5,482,210)	Rs.	2	(3,708,736)	Rs.	2
	US$	0.04	(493,519)	US$	0.04	(870,622)	US$	0.04	(638,347)	US$	0.04

Forfeited and lapsed	Rs.	229 – 265	(1,140)	Rs.	254	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	—	Rs.	—	(120,000)	Rs.	293.40	—	Rs.	—
	US$	4 – 6	—	US$	—	(2,677)	US$	2.82	—	US$	—
	Rs.	2	(805,722)	Rs.	2	(1,466,071)	Rs.	2	(1,106,987)	Rs.	2
	US$	0.04	(348,401)	US$	0.04	(285,581)	US$	0.04	(411,853)	US$	0.04

Outstanding at the end of the period	Rs.	229 – 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	120,000	Rs.	489	—	Rs.	—	30,000	Rs.	480.20
	US$	4 – 6	1,606	US$	4.7	—	US$	—	—	US$	—
	Rs.	2	10,261,903	Rs.	2	15,382,761	Rs.	2	10,607,038	Rs.	2
	US$	0.04	1,765,821	US$	0.04	3,223,892	US$	0.04	2,173,692	US$	0.04

Exercisable at the end of the period	Rs.	229 – 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	US$	4 – 6	1,606	US$	4.7	—	US$	—	—	US$	—
	Rs.	2	4,719,739	Rs.	2	7,533,984	Rs.	2	5,370,221	Rs.	2
	US$	0.04	645,341	US$	0.04	1,147,391	US$	0.04	578,400	US$	0.04

(1)	The opening balance as of April 1, 2010 have been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

The following table summarizes information about outstanding stock options:

		As at March 31,
		2010				2011				2012
Range of Exercise price			Weighted				Weighted				Weighted
			Average	Weighted			Average	Weighted			Average	Weighted
			Remaining	Average			Remaining	Average			Remaining	Average
		Numbers	Life (Months)	Exercise Price		Numbers	Life (Months)	Exercise Price		Numbers	Life (Months)	Exercise Price
Rs.	229 – 265	—	—	Rs.	—	—	—	Rs.	—	—	—	Rs.	—
Rs.	480 – 489	120,000	49	Rs.	489	—	—	Rs.	—	30,000	48	Rs.	480.20
US$	4 – 6	1,606	1	US$	4.70	—	—	US$	—	—	—	US$	—
Rs.	2	10,261,903	37	Rs.	2	15,382,761	35	Rs.	2	10,607,038	30	Rs.	2
US$	0.04	1,765,821	44	US$	0.04	3,223,892	48	US$	0.04	2,173,692	37	US$	0.04

The weighted-average grant-date fair value of options granted during the year ended March 31, 2010, 2011 and 2012 was Rs. 814, Rs. 417.65 and Rs. 449.8 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2010, 2011 and 2012 was Rs. 557.52, Rs. 424.28 and Rs. 399.22 for each option, respectively.

The fair value of 30,000 options granted during the year ended March 31, 2012 (other than at nominal exercise price) has been estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of share options has been determined using the following assumptions:

Expected term	5 years
Risk free interest rates	8%
Volatility	62.2%
Dividend yield	1.28%

27.	Employee benefits

a)	Employee costs include:

	Year ended March 31,
	2010		2011		2012
Salaries and bonus	Rs.	103,194	Rs.	122,399	Rs.	149,410
Employee benefit plans
Gratuity		276		469		460
Contribution to provident and other funds		2,458		2,907		3,247
Share based compensation		1,302		1,092		949

	Rs.	107,230	Rs.	126,867	Rs.	154,066

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2010		2011		2012
Cost of revenues	Rs.	90,350	Rs.	106,235	Rs.	128,770
Selling and marketing expenses		9,126		10,860		14,169
General and administrative expenses		7,754		9,772		11,127

	Rs.	107,230	Rs.	126,867	Rs.	154,066

b)	Defined benefit plans - Gratuity:

Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) is as follows:

	Year ended March 31,
	2010		2011		2012
Interest on obligation	Rs.	133	Rs.	161	Rs.	211
Expected return on plan assets		(122)		(164)		(184)
Actuarial losses/(gains) recognized		(63)		(168)		14
Past service cost		—		254		(16)
Current service cost		328		386		435

Net gratuity cost/(benefit)	Rs.	276	Rs.	469	Rs.	460

Actual return on plan assets	Rs.	138	Rs.	177	Rs.	232

In May 2010, the Government of India amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity payment from Rs. 0.35 to Rs. 1. Consequently, during the year ended March 31, 2011, the Company has recognized Rs. 254 of vested past service cost in the statement of income.

The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2010	2011	2012
Discount rate	7.15%	7.95%	8.35%
Expected return on plan assets	8%	8%	8%
Expected rate of salary increase	5%	5%	5%

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2009		2010		2011		2012
Defined benefit obligation at the beginning of the year	Rs.	1515	Rs.	1,858	Rs.	2,060	Rs.	2,476
Acquisitions		34		—		—		25
Current service cost		369		328		386		435
Past service cost		—		—		254		(16)
Interest on obligation		135		133		161		211
Benefits paid		(118)		(214)		(230)		(352)
Actuarial losses/(gains)		(77)		(45)		(155)		66

Defined benefit obligation at the end of the year	Rs.	1,858	Rs.	2,060	Rs.	2,476	Rs.	2,845

Change in plan assets is summarized below:

	As at March 31,
	2009		2010		2011		2012
Fair value of plan assets at the beginning of the year	Rs.	1,244	Rs.	1,416	Rs.	1,967	Rs.	2,387
Acquisitions		19		—		—		1
Expected return on plan assets		92		122		164		184
Employer contributions		154		625		473		586
Benefits paid		(118)		(214)		(230)		(344)
Actuarial gains/(losses)		25		18		13		52

Fair value of plan assets at the end of the year		1,416		1,967		2,387		2,866

Present value of unfunded obligation	Rs.	(442)	Rs.	(93)	Rs.	(89)	Rs.	21

Recognized asset/(liability)	Rs.	(442)	Rs.	(93)	Rs.	(89)	Rs.	21

The experience adjustments, meaning difference between changes in plan assets and obligations expected on the basis of actuarial assumption and actual changes in those assets and obligations are as follows:

	As at March 31,
	2010		2011		2012
Difference between expected and actual developments:
of fair value of the obligation	Rs.	(84)	Rs.	(32)	Rs.	(147)
of fair value of plan assets		18		15		52

As at March 31, 2010, 2011 and 2012, 100% of the plan assets were invested in insurer managed funds.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2013	Rs.	341

Estimated benefit payments from the fund for the year ending March 31:
2013	Rs.	620
2014		612
2015		626
2016		686
2017		717
Thereafter		2,969

Total	Rs.	6,230

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2012.

c)	Provident Fund:

Upto year ended March 31, 2011, in the absence of guidance from the Actuarial Society of India, actuarial valuation could not have been applied to reliably measure the provident fund liabilities. During the year ended March 31, 2012, the Actuarial Society of India issued the guidance for measurement of provident fund liabilities. Accordingly, based on such actuarial valuation there is no shortfall in the fund as at March 31, 2012.

The details of fund and plan assets are given below:

	As at March 31,
	2009		2010		2011		2012
Fair value of plan assets	Rs.	10,020	Rs.	12,285	Rs.	15,309	Rs.	17,932
Present value of defined benefit obligation		10,013		12,194		15,412		17,668

Net (shortfall)/excess	Rs.	7	Rs.	91	Rs.	(103)	Rs.	264

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2009	2010	2011	2012
Discount rate for the term of the obligation	6.75%	7.15%	7.95%	8.35%
Average remaining tenure of investment portfolio	7 years	7 years	7 years	6 years
Guaranteed rate of return	8.5%	8.5%	9.5%	8.25%

28.	Related party relationships and transactions

List of subsidiaries as of March 31, 2012 are provided in the table below.

Direct Subsidiaries	Step Subsidiaries	Country of Incorporation
Wipro Inc.		U.S.
	Wipro Gallagher Solutions Inc	U.S.
	Enthink Inc.	U.S.
	Infocrossing Inc.	U.S.
Wipro Energy IT Services India Private Limited (formerly SAIC India Private Limited)		India
Wipro Japan KK		Japan
Wipro Shanghai Limited		China

Direct Subsidiaries	Step Subsidiaries		Country of Incorporation
Wipro Trademarks Holding Limited			India
	Cygnus Negri Investments Private Limited		India
Wipro Travel Services Limited			India
Wipro Consumer Care Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited Wipro EuropeLimited (A) (formerly SAIC Europe Limited)	U.K. U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
	Wipro Information Technology Netherlands BV (formerly RetailBox BV)		Netherland
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Gulf LLC (formerly SAIC Gulf LLC)	Sultanate of Oman
		Wipro Technology Chile SPA	Chile
	Wipro Infrastructure Engineering AB		Sweden
		Wipro Infrastructure Engineering Oy.(A)	Finland
		Hydrauto Celka San ve Tic	Turkey
	Wipro Technologies SRL		Romania
	Wipro Singapore Pte Limited		Singapore
		PT WT Indonesia	Indonesia
		Wipro Unza Holdings Limited (A)	Singapore
		Wipro Technocentre (Singapore) Pte Limited	Singapore
		Wipro (Thailand) Co Limited	Thailand
		Wipro Bahrain Limited WLL	Bahrain
	Wipro Yardley FZE		Dubai
Wipro Australia Pty Limited			Australia
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Chandrika Limited*			India
Vignani Solutions Private Limited			India
WMNETSERV Limited			Cyprus
	WMNETSERV (U.K.) Limited.		U.K.
	WMNETSERV INC		U.S.
Wipro Technology Services Limited			India

Direct Subsidiaries	Step Subsidiaries	Country of Incorporation
Wipro Airport IT Services Limited*		India
Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.		China

*	All the above direct subsidiaries are 100% held by the Company except that the Company hold 98% of the equity securities of Enthink Inc., 66.67% of the equity securities of Wipro Arabia Limited, 90% of the equity securities of Wipro Chandrika Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

As of March 31, 2012, the Company also held 49% of the equity securities of Wipro GE HealthCare Private Limited that is accounted for as an equity method investment.

(A)	Step Subsidiary details of Wipro Unza Holdings Limited, Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Infrastructure Engineering Oy and Wipro Europe Limited are as follows:

Step Subsidiaries	Step Subsidiaries		Country of Incorporation
Wipro Unza Singapore Pte Limited			Singapore
Wipro Unza Indochina Pte Limited			Singapore
	Wipro Unza Vietnam Co., Limited		Vietnam
Wipro Unza Cathay Limited			Hong Kong
Wipro Unza China Limited			Hong Kong
	Wipro Unza (Guangdong) Consumer Products LTD.		China
PT Unza Vitalis			Indonesia
Wipro Unza Thailand Limited			Thailand
Wipro Unza Overseas Limited			British virgin islands
Unzafrica Limited			Nigeria
Wipro Unza Middle East Limited			British virgin islands
Unza International Limited			British virgin islands
Unza Nusantara Sdn Bhd			Malaysia
	Unza Holdings Sdn Bhd		Malaysia
	Unza (Malaysia) Sdn Bhd		Malaysia
		Wipro Unza (Malaysia) Sdn Bhd	Malaysia
	Wipro Manufacturing Services Sdn Bhd		Malaysia
		Shubido Pacific Sdn Bhd(a)	Malaysia
	Gervas Corporation Sdn Bhd		Malaysia
		Gervas (B) Sdn Bhd	Malaysia
	Formapac Sdn Bhd		Malaysia
Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH		Austria
	New Logic Technologies SARL		France

Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)		France
	Wipro Retail UK Limited (formerly Enabler UK Limited)		U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)		Brazil
		R.K.M Equipamentos Hidraulicos Ltda	Brazil
	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)		Germany

Step Subsidiaries	Step Subsidiaries	Country of Incorporation
Wipro Infrastructure Engineering Oy
	Wipro Infrastructure Engineering LLC	Russia
Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited (formerly SAIC Limited)	U.K.
	Wipro Europe (formerly Science Applications International, Europe SARL)	France

a)	All the above subsidiaries are 100% held by the Company except Shubido Pacific Sdn Bhd in which the Company holds 62.55% of the equity securities.

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA

The other related parties are:

Name of entity	Nature	% of holding	Country of Incorporation
Wipro GE Healthcare Private Limited	Associate	49%	India
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director(1)
- Girish S Paranjpe	Jt CEO, IT Business and Director(1)
- T K Kurien	CEO, IT Business and Director(2)
- Dr. Ashok S Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director
- M K Sharma	Non-Executive Director(3)

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011
(2)	With effect from February 01, 2011
(3)	With effect from July 01, 2011

The Company has the following related party transactions:

Transaction/ Balances	Associate						Entities controlled by Directors						Key Management Personnel
	2010		2011		2012		2010		2011		2012		2010		2011			2012
Sale of goods and services	Rs.	7	Rs.	18	Rs.	75	Rs.	1	Rs.	—	Rs.	12	Rs.	—	Rs.	—		Rs.	—
Dividend		—		—		—		4,418		10,362		11,102		234		536	##		573	##
Royalty income		32		—		98		—		—		—		—		—			—
Others		—		—		—		—		—		3		—		—			—

Key management personnel#
Remuneration and short-term benefits		—		—		—		—		—		—		175		260			108
Other benefits		—		—		—		—		—		—		34		30			34

Remuneration to relative of key management personnel		—		—		—		—		—		—		4		5			5

Balances as on March 31,
Receivables		1		7		16		—		—		1		—		—			—
Payables		—		—		—		2		—		—		44		8			22

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	including relative of key management personnel.

29.	Commitments and contingencies

Operating leases: The Company has taken office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were Rs. 3,062, Rs. 3,230 and Rs. 3,734, for the year ended March 31, 2010, 2011 and 2012, respectively.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2011		2012
Not later than one year	Rs.	1,828	Rs.	3,301
Later than one year but not later than five years		5,143		7,842
Later than five years		3,294		3,696

	Rs.	10,265	Rs.	14,839

Capital commitments: As at March 31, 2011 and 2012, the Company had committed to spend approximately Rs. 2,071 and Rs. 1,673, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2011 and 2012, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 19,841 and Rs. 23,240, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company had received tax demands aggregating to Rs. 40,040 (including interest of Rs. 10,616) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore for the years ended March 31, 2001 to March 31, 2008. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2004 and further appeals have been filed by the Income tax authorities before the Honorable High Court. The first appellate authority has granted relief for the year ended March 31, 2005 and further appeal has been filed by the Income tax authorities before the Income-tax Appellate Tribunal. The Company is in appeal before the Income-tax Appellate Tribunal for the years ended March 31, 2006 and March 31, 2007 after receiving the assessment orders following the directions of the Dispute Resolution Panel. For the year ended March 31, 2008, the objections against the draft assessment order is pending before the Dispute Resolution Panel.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material impact on the consolidated financial statements.

The Contingent liability in respect of disputed demands for excise duty, custom duty, income tax, sales tax and other matters amounts to Rs. 1,384, Rs. 1,472 and Rs. 2,374 as of March 31, 2010, 2011 and 2012, respectively.

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

Other commitments: The Company’s Indian operations have been established as unit in Special Economic Zone and Software Technology Park Unit under plans formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of foreign exchange net positive (i.e. foreign exchange inflow – foreign exchange outflow should be positive) over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain hardware previously imported duty free. As of March 31, 2012, the Company has met all commitments required under the plan.

30.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to Rs. 105,348, Rs. 114,663 and Rs. 128,037 as of March 31, 2010, 2011 and 2012, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segments is as follows:

	Year ended March 31, 2010
	IT Services and Products			Consumer	Others	Reconciling Items	Entity Total
	IT Services	IT Products	Total	Care and Lighting
Revenues	202,490	38,205	240,695	22,584	7,143	1,152	271,574
Cost of revenues	(132,144)	(34,151)	(166,295)	(11,805)	(7,446)	(753)	(186,299)
Selling and marketing expenses	(10,213)	(1,275)	(11,488)	(6,470)	(323)	(327)	(18,608)
General and administrative expenses	(12,446)	(1,015)	(13,461)	(1,207)	(210)	55	(14,823)

Operating income of segment	47,687	1,764	49,451	3,102	(836)	127	51,844

Finance expense							(1,324)
Finance and other income							4,360
Share of profits of equity accounted investees							530

Profit before tax							55,410
Income tax expense							(9,294)

Profit for the year							46,116

Depreciation and amortization expense			6,816	402	294	319	7,831

Total assets			165,192	24,428	7,125	133,183	329,928
Total liabilities			61,009	5,707	4,284	62,379	133,379

Opening capital employed			91,401	17,901	5,544	89,426	204,272
Closing capital employed			109,487	19,269	5,414	124,893	259,063
Average capital employed			100,444	18,585	5,479	107,159	231,667
Return on capital employed			49%	17%	(15)%	—	22%

Additions to:
Goodwill			1,557	1,019	—	—	2,576
Intangible assets			18	1,031	—	—	1,049
Property, plant and equipment			12,223	627	538	11	13,399

	Year ended March 31, 2011
	IT Services and Products			Consumer Care and Lighting	Others	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	234,850	36,910	271,760	27,258	10,896	1,073	310,987
Cost of revenues	(153,446)	(32,843)	(186,289)	(15,142)	(10,160)	(1,217)	(212,808)
Selling and marketing expenses	(12,642)	(1,284)	(13,926)	(7,514)	(491)	(241)	(22,172)
General and administrative expenses	(15,355)	(1,174)	(16,529)	(1,152)	(342)	(316)	(18,339)

Operating income of segment	53,407	1,609	55,016	3,450	(97)	(701)	57,668

Finance expense							(1,933)

	Year ended March 31, 2011
	IT Services and Products			Consumer Care and Lighting	Others	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Finance and other income							6,652
Share of profits of equity accounted investees							648

Profit before tax							63,035
Income tax expense							(9,714)

Profit for the year							53,321

Depreciation and amortization expense			7,088	433	328	362	8,211

Total assets			183,961	26,506	9,978	150,998	371,443
Total liabilities			60,998	5,726	5,343	59,005	131,072

Opening capital employed			109,487	19,269	5,414	124,893	259,063
Closing capital employed			126,929	20,926	6,922	138,399	293,176
Average capital employed			118,208	20,097	6,168	131,646	276,119
Return on capital employed			47%	17%	(2)%	—	21%

Additions to:
Goodwill			54	—	—	—	54
Intangible assets			28	8	—	—	36
Property, plant and equipment			12,647	400	707	891	14,645

	Year ended March 31, 2012
	IT Services and Products			Consumer Care and Lighting	Others	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	284,313	38,436	322,749	33,401	18,565	534	375,249
Cost of revenues	(191,713)	(34,080)	(225,793)	(18,945)	(17,302)	(1,133)	(263,173)
Selling and marketing expenses	(16,114)	(1,395)	(17,509)	(9,195)	(620)	(453)	(27,777)
General and administrative expenses	(17,221)	(1,174)	(18,395)	(1,305)	(533)	(53)	(20,286)

Operating income of segment	59,265	1,787	61,052	3,956	110	(1,105)	64,013

Finance expense							(3,491)
Finance and other income							8,895
Share of profits of equity accounted investees							333

Profit before tax							69,750
Income tax expense							(13,763)

Profit for the year							55,987

Depreciation and amortization expense			8,768	428	481	452	10,129

Total assets			222,792	29,815	15,767	167,627	436,001
Total liabilities			74,287	7,270	6,661	61,620	149,838

Opening capital employed			126,929	20,926	6,922	138,399	293,176
Closing capital employed			152,757	22,669	11,875	157,820	345,121
Average capital employed			139,843	21,798	9,398	148,110	319,149
Return on capital employed			44%	18%	1%	—	20%

Additions to:
Goodwill			5,524	47	341	—	5,912
Intangible assets			824	29	108	—	961
Property, plant and equipment			12,757	624	1,139	344	14,864

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2010		2011		2012
India	Rs.	62,179	Rs.	67,904	Rs.	80,135
United States		119,870		129,217		148,160
Europe		56,780		68,159		87,186
Rest of the world		32,745		45,707		59,768

	Rs.	271,574	Rs.	310,987	Rs.	375,249

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2010, 2011 and 2012.

Notes:

a)	The Company has the following reportable segments:

i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer care and lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered within ‘reconciling items’.

b)	Revenues include excise duty of Rs. 842, Rs. 1,007 and Rs. 1,205 for the year ended March 31, 2010, 2011 and 2012, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payment terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2010, 2011 and 2012, capital employed in reconciling items includes Rs. 8,516, Rs. 12,255 and Rs. 13,562, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2010		2011		2012
IT Services	Rs.	1,159	Rs.	1,214	Rs.	871
IT Products		93		90		62
Consumer Care and Lighting		71		112		89
Others		18		31		26
Reconciling items		(39)		(355)		(99)

Total	Rs.	1,302	Rs.	1,092	Rs.	949

i)	Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Item 19. Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended (1)

1.2	Memorandum and Articles of Association of Wipro Limited (10)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (1)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1999 plan) (1)

4.2	2000 Employee Stock Option Plan (2000 plan) (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (2000 ADS Plan) (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (9)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (9)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (9)

4.15	Amendment No. 2 to WARSUP 2004 Plan (9)

4.16	Amendment No. 3 to 2000 Plan (9)

11.1	Code of Ethics for Principal and Finance Officers (2)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombudsprocess (2)

15.3	Code of Business Conduct and Ethics (7)

15.4	Audit Committee Charter (8)

15.5	Board Governance and Compensation Committee Charter (6)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.
(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007.
(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005, as amended by Exhibit with the Registrant’s Annual Report on Form 20-F filed on May 30, 2007.
(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(10)	Incorporated by reference to Exhibits filed with the Registrant’s Form 6-K filed on July 6, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty
Date: May 16, 2012	Azim H. Premji,	Suresh C. Senapaty,
	Chairman and Managing Director	Chief Financial Officer and Director