Form 20-F
period 2013-03-31
WIPRO LTD
filed 2013-06-12
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,462,934,730 Equity Shares.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 29, 2013, which was Rs. 54.52 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2013 and selected consolidated statements of financial position data as of March 31, 2009, 2010, 2011, 2012 and 2013 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

In accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the consolidated income statements have been adjusted retrospectively for all periods presented to reflect the completion of the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises Limited, effective on March 31, 2013. The Diversified Business is therefore presented as a discontinued operation. For additional information please see Note 4 of the Notes to the Consolidated Financial Statements.

(In millions, except per equity share data)
	2009		2010		2011		2012		2013		2013 Convenience Translation into US$(1)

Consolidated Statements of Income data:
Continuing operations
Revenues	Rs.	227,735	Rs.	241,586	Rs.	271,437	Rs.	318,747	Rs.	374,256	US$	6,865
Cost of revenues		(160,008)		(166,504)		(186,613)		(225,794)		(260,665)		(4,781)

Gross profit	Rs.	67,727	Rs.	75,082	Rs.	84,824	Rs.	92,953	Rs.	113,591	US$	2,083

Selling and marketing expenses		(12,270)		(11,750)		(14,043)		(17,953)		(24,213)		(444)
General and administrative expenses		(13,060)		(13,407)		(16,843)		(18,416)		(22,032)		(404)
Foreign exchange gains/(losses), net		(1,386)		(753)		503		3,328		2,626		48

Results from operating activities	Rs.	41,011	Rs.	49,172	Rs.	54,441	Rs.	59,912	Rs.	69,972	US$	1,283
Finance expense		(3,843)		(1,013)		(1,924)		(3,371)		(2,693)		(49)
Finance and other income		5,101		4,346		6,631		8,982		11,317		208

Profit before tax	Rs.	42,269	Rs.	52,505	Rs.	59,148	Rs.	65,523	Rs.	78,596	US$	1,442
Income tax expense		(5,510)		(8,365)		(8,878)		(12,955)		(16,912)		(310)

Profit for the year from continuing operations	Rs.	36,759	Rs.	44,140	Rs.	50,270	Rs.	52,568	Rs.	61,684	US$	1,132

Discontinued operations
Profit after tax for the year from discontinued operations	Rs.	2,101	Rs.	1,977		3,051		3,419		5,012		92

Profit for the year	Rs.	38,860	Rs.	46,117	Rs.	53,321	Rs.	55,987	Rs.	66,696	US$	1,224

Profit attributable to:
Equity holders of the Company	Rs.	38,761	Rs.	45,932		52,977		55,730		66,359		1,218
Non-controlling interest		99		185		344		257		337		6

Profit for the year	Rs.	38,860	Rs.	46,117	Rs.	53,321	Rs.	55,987	Rs.	66,696	US$	1,224

	2009		2010		2011		2012		2013		2013 Convenience Translation into US$(1)

Profit from continuing operations attributable to:
Equity holders of the Company	Rs.	36,671	Rs.	43,967		49,938		52,325		61,362		1,126
Non-controlling interest		88		173		332		243		322		6

	Rs.	36,760	Rs.	44,139	Rs.	50,270	Rs.	52,568	Rs.	61,684	US$	1,132

Basic earnings per equity share:
Continuing operations	Rs.	15.13	Rs.	18.10	Rs.	20.49	Rs.	21.36	Rs.	25.01		0.46
Discontinued operations		0.86		0.81		1.25		1.39		2.04		0.04
Continuing and discontinued operations	Rs.	15.99	Rs.	18.90	Rs.	21.73	Rs.	22.75	Rs.	27.05		0.50

Diluted earnings per equity share:
Continuing operations	Rs.	15.03	Rs.	17.94	Rs.	20.35	Rs.	21.29	Rs.	24.95		0.46
Discontinued operations		0.86		0.80		1.24		1.39		2.03		0.04
Continuing and discontinued operations	Rs.	15.89	Rs.	18.74	Rs.	21.59	Rs.	22.68	Rs.	26.98		0.49

Weighted average number of equity shares used in computing earnings per equity share (2):
Basic		2,423,944,803		2,429,675,750		2,437,492,921		2,449,777,457		2,453,218,759		2,453,218,759
Diluted		2,439,451,426		2,451,131,178		2,453,409,506		2,457,511,538		2,459,184,321		2,459,184,321

Cash dividend per equity share paid		4.00		4.00		8.00		6.00		6.00	US$	0.11

Additional data:
Revenue by segment (3)
IT Services	Rs.	191,613	Rs.	202,490	Rs.	234,850	Rs.	284,313	Rs.	338,431	US$	6,207
IT Products		34,277		38,205		36,910		38,436		39,238		720
Consumer Care and Lighting (discontinued)		19,249		22,584		27,258		33,401		40,594		745
Others (discontinued)		8,995		7,143		10,896		18,565		14,785		271
Reconciling items		1,204		1,152		1,073		534		560		10

Total	Rs.	255,338	Rs.	271,574	Rs.	310,987	Rs.	375,249	Rs.	433,608	US$	7,953

	2009		2010		2011		2012		2013		2013 Convenience Translation into US$(1)
Operating income by segment
IT Services	Rs.	40,288	Rs.	47,687	Rs.	53,407	Rs.	59,265	Rs.	69,933	US$	1,283
IT Products		1,363		1,764		1,609		1,787		990		18
Consumer Care and Lighting (discontinued)		2,592		3,102		3,450		3,956		5,012		92
Others (discontinued)		(294)		(836)		(97)		110		290		5
Reconciling items		(649)		127		(701)		(1,105)		(1,079)		(20)

Total	Rs	43,300	Rs.	51,844	Rs.	57,668	Rs.	64,013	Rs.	75,146	US$	1,378

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	Rs.	49,117	Rs.	64,878	Rs.	61,141	Rs.	77,666	Rs.	84,838	US$	1,556
Available for sale investments		16,293		30,420		49,282		41,961		69,171		1,269
Working capital (4)		57,152		95,565		131,696		155,803		162,663		2,984
Total assets		284,255		329,928		371,443		436,001		439,730		8,065
Total debt		56,892		62,511		52,802		58,958		63,816		1,171
Total equity		147,381		196,549		240,371		286,163		284,983		5,227

Number of shares outstanding		1,464,980,746		1,468,211,189		2,454,409,145 (5)		2,458,756,228		2,462,934,730		2,462,934,730

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2013, has been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 54.52, as published by Federal Reserve Board of Governors on March 29, 2013.
2.	Adjusted for stock dividend and for the grant of one employee stock option for every 8.25 employee stock options held by each eligible employee as of the Record Date of the Demerger, pursuant to the terms of the Scheme. Refer to Note 4 and 27 to the Consolidated Financial Statements for more information on the Demerger.
3.	For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.
4.	Working capital equals current assets less current liabilities.
5.	Adjusted for stock dividend.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low

2013	Rs.	54.52	Rs.	54.36	Rs.	57.13	Rs.	50.64
2012		50.89		48.01		53.71		44.00
2011		44.54		45.46		47.49		43.90
2010		44.95		47.18		50.48		44.94
2009		50.87		46.32		51.96		39.73

On June 7, 2013, the certified foreign exchange rate published by the Federal Reserve Board of Governors was Rs. 56.57.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low

May 2013	Rs.	56.50	Rs.	53.65
April 2013		54.91		53.68
March 2013		54.92		54.06
February 2013		54.47		52.99
January 2013		55.20		53.21
December 2012		55.06		54.23

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

Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees;

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our clients;

•	increased wage pressures in India and at other locations where we maintain operations;

•	currency exchange fluctuations; and

•	other economic and political factors.

A significant portion of our total operating expenses in our IT Services and IT Products businesses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in operating results in any particular quarter.

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

Our profits attributable to equity holders increased by 19.07% for the year ended March 31, 2013, as compared to the year ended March 31, 2012. There continues to be a high level of global economic uncertainty driven by high levels of sovereign debt, particularly in Europe. Pricing remains competitive and clients remain focused on cost reduction and capital conservation. Consequently, to maximize our revenues, we are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. In our BPO business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins.

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

•

developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems (MIS);

•	preserving our culture, values and entrepreneurial environment;

•	assimilating and integrating disparate IT systems, personnel and employment practices, and operations of acquired companies; and

•	Managing our procurement, supply chain and vendor management processes.

If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our IT business and harm the value of our shareholders’ investment.

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

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client’s requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts and/or imposition of penalties or damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized. We may also be subject to loss of clients due to dependencies on alliance partners or subcontractors.

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

The continued efforts of the senior members of our management team, including of our Chairman and Managing Director, are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Increasing competition for technology professionals in India may also impact our ability to retain personnel. Changes in government policies may also affect our ability to attract, hire and retain personnel. Additionally, we may not be able to reassign or retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our profits could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Our profitability could suffer if we are unable to improve our cost management or such strategies are not as successful as they have been in the past.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery and effectively leveraging our sales and marketing and general and administrative costs. We have also taken actions to reduce certain costs, and these initiatives include deriving greater productivity from fixed costs and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. Over time, we have seen a steady improvement in general and administrative costs as a percentage of revenue. Because of the significant steps taken in the past to reduce such costs, we may not be able to maintain such a high level of cost reduction once we have eliminated redundancies and streamlined our processes to maximize efficiency. If we are not able to mitigate rising employee compensation costs by relocating to lower cost locations, passing such increases to customers, or using other measures, our margins and results of operations could be materially adversely affected.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results.

Our IT Services business is approximately 90% of our revenue from the IT business. Our revenue from this business is derived from transactions in foreign currencies, while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against foreign currencies can adversely affect our revenue and competitive position, and can adversely impact our gross margins. Exchange rate fluctuations have in the past adversely impacted, and may in the future adversely impact, our operating results. We generate approximately 42% of our IT Services revenues in non-U.S. dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. dollar can affect our revenues and growth, as expressed in U.S. dollar terms. We seek to minimize this risk by entering into forward exchange and option contracts. However, volatility in exchange rate movement and/or sustained Indian rupee appreciation will negatively impact our revenue and operating results.

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

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

Our insurance policies cover physical loss or damage to our property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintains various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we and our subsidiaries carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. We believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with our business, but there can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdown or factors that affect the economic health of the United States, Europe or these industries may affect our business.

We derive approximately 50% of our IT Services revenue from the United States and 29% of our IT Services revenue from Europe. If the economy in the United States or Europe continues to weaken and conditions in the global financial market continue to deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Furthermore, any significant decrease in the growth of the industries in which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and adversely affect our revenue and profitability.

Our IT Services revenue depends to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

We currently derive, and believe that we will continue to derive, a significant portion of our IT Services revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest customers would also adversely affect our operating results. Our largest client accounted for 3%, 4% and 3% of our IT Services revenue for the years ended March 31, 2011, 2012 and 2013, respectively. Our ten largest clients accounted for approximately 20% of our IT Services revenue for the years ended March 31, 2011 and 2012 and 22% for the year ended March 31, 2013. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, and these factors are neither predictable nor under our control. In certain cases, clients have reduced their spending on IT services due to a challenging economic environment, consequently reducing their volume of business with us. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We cannot assure you that present or future large customers will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our net sales and net income.

Our results of operations may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, our clients may reduce or defer their spending on new technologies in order to focus on other priorities and prospective clients may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our results of operations could be adversely affected.

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

Consolidation in the industries that we serve could adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the overall amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration, technology or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us.

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

Additionally, the U.S. is currently considering comprehensive immigration reforms which may institute additional restrictions or changes that could hamper our ability to service our customers, causing our revenue to decline. If those proposed provisions are signed into law, they could have a substantial impact on our hiring practices or capacity to complete client projects, and our cost of doing business in the United States could increase and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

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

In addition, companies which have obtained H-1B visas on behalf of employees face higher labor, legal and regulatory standards. Investigations by the Wage and Hour Division of the United States Department of Labor or unannounced random site inspections by the United States Department of Homeland Security could also diminish our ability to compete for and provide services to our clients in the United States.

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

Although we currently have sufficient personnel with valid H-1B visas, we cannot be assured that we will continue to be able to obtain any or a sufficient number of H-1B visas for our onsite employees on the same timeframe as we currently maintain.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Gaps in our compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of unethical acts by any of our employees, partners or other related individuals.

We have more than 25,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies, data privacy and protection regulations and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

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

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price arrangements, and hybrid contracts with features of both pricing models. We also undertake element or transaction based pricing, which is done with a view of certain scale of operations. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically-distributed service centers. Furthermore, when work gets outsourced we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

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

We often have access to or are required to collect and store confidential client and customer data. We face a number of threats to our data centers and networks of unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the individuals affected to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our client’s Information Security policies and procedures.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure during fiscal year 2013 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2013 was Rs. 10,616 million (US$ 195 million). Additionally, as of March 31, 2013, we had contractual commitments of approximately Rs. 1,259 million (US$ 23 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to cloud computing and storage, mobility and applications and analytics, could have a material adverse effect on our business, results of operations and financial condition.

If flaws in design, function or maintenance of our services were to occur, we could experience a rate of failure that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement of our services and control of quality, costs and product testing are critical factors in our future growth. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate testing for errors and upgrading processes will be sufficient to permit us to avoid an inability to provide services or require substantial repair, replacement or service costs, any of which could have a material adverse effect on our business, results of operations or financial condition.

Many of our client contracts can be terminated without cause, with little or no notice and without termination charges, which could negatively impact our revenue and profitability.

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

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results. We may also be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans.

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

Software licensors may subject us to litigation to seek damages for violating intellectual property rights.

Software licensors contracted by us for software licenses may subject us to litigation and seek damages for violating contractual terms, misuse or excess use of our license to their intellectual property rights, which could cause significant damage to our reputation and adversely affect our results of operations.

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

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2013, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

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

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

•	Government contracts may not include a cap on direct or consequential damages, which could cause additional risk and expense in these contracts.

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

Risks Related to Investments in Indian Companies and International Operations Generally.

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our American Depositary Shares (“ADSs”) will be affected by political, social and economic developments affecting India, Government of India policies such as taxation and foreign investment policies, Government of India currency exchange control and changes in exchange rates and interest rates.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones or from operation of units located in Special Economic Zones, or SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Effective for financial years beginning April 1, 2011, we are subject to a Minimum Alternate Tax, or MAT, at a fixed rate of approximately 20% on its net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

In the past, there have been demands by legislators and various political parties in India for the Government of India to actively regulate the development of SEZs by private entities. There have also been demands to impose strict conditions which need to be complied with before economic zones developed by private entities are designated as SEZs. If such regulations or conditions are imposed, it would adversely impact our ability to set up new units in such designated SEZs and avail ourselves of the tax benefits associated with SEZs

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

Based on the Finance Act, 2012, and effective as of July 1, 2012, the Government of India is levying a service tax on all services which are not otherwise exempted. Consequently, all services are likely to become taxable at a rate of 12.36%, except enumerated exempted services.

We operate in jurisdictions that impose transfer pricing and other tax related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from local authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected. The Finance Act, 2012 extended the applicability of transfer pricing regulations to domestic transactions entered into with related parties and certain specified transactions through financial years 2012 and 2013.

Taxation laws are susceptible to frequent change. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. In addition, a new Direct Tax Code is expected to replace the existing Indian Income Tax Act, 1961. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs.

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

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on private sector enterprise. Nevertheless, the role of the Indian federal and state governments in the Indian economy as producers, consumers and regulators has remained significant. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

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

The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

•	if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company; or

•	if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs or Global Depositary Receipts (“GDRs”).

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

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. Furthermore, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. The competitive advantage that we derive from our intellectual property may also be diminished or eliminated. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Also, there can be no assurance that, as our business expands into new areas, we will be able to independently develop the technology necessary to conduct our business or that we can do so without infringing on the intellectual property rights of others.

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

Sales of substantial amounts of our equity shares in the public market, including sales by insiders, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or our ADSs or our ability to raise capital through an offering of our securities. In connection with the Demerger, equity shares of Wipro now represent shares in a more specialized company comprised exclusively of the IT Services and IT Products business segments. As a result, Wipro’s current shareholders may decide to sell their Wipro equity shares if they consider them to no longer be appropriate for their investment portfolios. This could have a material adverse effect on the liquidity and share price of our equity shares and the trading price of our equity shares may decrease.

The exchange of equity shares of Wipro in the public market in connection with the Demerger could adversely affect the prevailing market price of our equity shares or ADSs, or our ability to raise capital through an offering of its securities. It could also create volatility and impact the market price of our equity shares or ADSs. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Since the equity shares underlying the ADSs are listed in India on the BSE Limited (“BSE”) and National Stock Exchange (“NSE”) and trade in Indian rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee. In addition, dividends declared, if any, are denominated in Indian rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. dollars will be affected by exchange rate fluctuations. If the Indian rupee depreciates against the U.S. dollar, the price at which our ADSs trade and the value of the U.S. dollar equivalent of any dividend will decrease accordingly.

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

Holders of ADSs are subject to the Securities and Exchange Board of India’s Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) is applicable to publicly listed Indian companies such as Wipro and to any person acquiring our equity shares or voting rights in our company, including ADSs.

Under the Takeover Code, persons who acquire 5% or more of the shares of a company are required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed.

Additionally, holders of 5% or more of the shares or voting rights of a company who acquire or dispose of shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such transaction their revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if the transaction is a sale which results in the holder’s ownership to fall below 5%. The Takeover Code also may impose conditions that discourage a potential acquirer, which could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2013. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation – Material United States Federal Tax Consequences – Passive foreign investment company.”

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

We are headquartered in Bangalore, India and have operations in North America, Europe, Africa, Latin America and Asia. For the fiscal year ended March 31, 2013, 99% of our operating income from the IT business was generated from our IT Services business segment. For the same period, IT Products generated 1% of our operating income from the IT business.

We incurred a total capital expenditure of Rs. 12,211 million, Rs. 12,977 million and Rs. 10,616 million during the fiscal years ended March 31, 2011, 2012 and 2013, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments. As of March 31, 2013, we had contractual commitments of Rs. 1,259 million (US$ 23 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2013.

In the last three fiscal years, we have made several acquisitions, including the acquisition of the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”) in April 2011.

The Demerger of the Diversified Business

Effective as of March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises Limited, formerly known as Azim Premji Custodial Private Limited (“Resulting Company”), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bangalore. The Scheme is included as an exhibit to the Form 6-K filed on December 11, 2012. Pursuant to the Scheme, all shareholders of Wipro received either securities of the Resulting Company or the equivalent value in additional shares of Wipro.

In connection with the Demerger, all subsidiaries which pertained to the Diversified Business were transferred to the Resulting Company. Certain of these subsidiaries in turn possessed subsidiaries which do not pertain to the Diversified Business and instead are considered a portion of the IT Services business segment. Therefore, the Resulting Company is now in the process of completing the transfer of the IT Services related subsidiaries back to Wipro. In the interim, the board of directors of the Resulting Company has authorized Wipro to retain all operating and management control of such subsidiaries, including the power to govern the operating and financial policies, the appointing of a majority of the board of directors, and appointment of key management personnel.

Following the Demerger of the Diversified Business, Wipro transferred certain trademarks, patents, copyrights and design rights that related to the Diversified Business to the Resulting Company. Similarly, Wipro Trademarks Holding Limited transferred certain trademarks, patents, copyrights and design rights that related to the Diversified Business to the Resulting Company. In addition, Wipro Trademarks Holding Limited, a wholly owned subsidiary of the Company, owns certain trademarks that are used both by Wipro and the Resulting Company pursuant to the Scheme. Such details are provided in Schedule III Part A to D annexed to the Scheme of Arrangement approved by the High Court of Karnataka.

Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of the Resulting Company, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business, and the Resulting Company may not, except with the express prior written consent of the Company, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the primary business of the Company.

Following the Effective Date, the Diversified Business is classified and presented in the Consolidated Financial Statements as discontinued operations in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered a common control transaction and therefore IFRS 3, Business Combination and IFRIC 17, Non-Current Assets Held for Sale and Discontinued Operations, are inapplicable. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date will be reported at their carrying values. As of the Effective Date, the consumer care and lighting segment, infrastructure engineering and other non-IT business segments are reported as discontinued operations. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations.

Industry Overview

IT Services

Companies are increasingly turning to offshore IT service providers to meet their need for high quality, cost competitive technology solutions and IT services. Spending on global sourcing in 2012 grew by 9% over 2011, nearly twice as fast as global technology spending, according to the National Association of Software and Service Companies (NASSCOM) Strategic Review Report 2013. Offshore IT service providers offer a range of end to end software development, IT business solutions, research and development services, business process outsourcing (BPO), consulting and related support functions.

Over the past two decades, India has risen to become the leading destination for global sourcing of IT, BPO and research and development services. Established Indian IT services companies have a proven track record for providing business and technology solutions, offering a large, high quality and English-speaking talent pool, and a friendly regulatory environment. These factors have facilitated India’s emergence as a global outsourcing hub. The following are key factors contributing to the growth of India-based IT services:

•

Global sourcing from India offers significant cost advantages in terms of accessing highly skilled talent at lower wage costs as well as productivity gains derived from having a very competent employee base. According to the NASSCOM Strategic Review Report 2013, Indian service providers have been able to maintain their cost competitiveness by deploying various control strategies including delivery networks in Tier II/III cities, wage inflation offset by operational gains and productivity measures.

•

India has a large, highly skilled and English-speaking talent pool. According to the NASSCOM Strategic Review Report 2013, the Indian information technology business process management industry employed nearly 3 million software professionals as of March 31, 2013, making it one of the largest employers in the global IT services industry.

•

Favorable policy decisions of the Government of India have played an instrumental role in the development of robust IT and BPO sectors in the country. The Software Technology Park (“STP”) Scheme and the Special Economic Zone Act also played a dominant role in the emergence and development of the IT and BPO industries by providing incentives in the form of tax holidays.

•

The Indian IT industry has been the primary beneficiary of the rapid transformation of the telecom sector as deregulation has resulted in the rapid decline of the cost of international connectivity and improvement in service level quality.

•	India-based IT companies have proven their ability to deliver premium IT and BPO services that satisfy the requirements of international clients who adhere to the highest quality standards.

While exports remain the focus area for the Indian IT industry, domestic IT services represent approximately 22% of the total Indian IT service industry and are expected to be a key growth driver. According to the NASSCOM Strategic Review Report FY13, Indian IT export revenues, excluding hardware, are expected to grow at 10.2% in 2013. This growth will be driven by all customer segments, and particularly across government, enterprise consumers and small and medium businesses.

IT Products

According to the NASSCOM Strategic Review Report 2013, the hardware market in India accounted for 40% of the domestic IT industry, with anticipated growth of 1.4% in fiscal 2013. The key components of the hardware industry are servers, desktop and notebook computers, storage devices, peripherals, printers and networking equipment. Increased use of computing devices in education and consistent demand from enterprises are key factors driving the continued growth of this market. Additionally, the Government of India is promoting initiatives to provide low cost, affordable computing devices, which is expected to also fuel growth. Increased adoption of virtualization and cloud computing technologies, large-scale digitization and the increased importance of big data and analytics have also contributed to growth in the server and storage markets. Demand for networking equipment is increasing as businesses invest in expanding and upgrading their infrastructure and as market penetration of mobile devices, teleconferencing and voice over internet protocol (“VOIP”) increases.

Business Overview

We are one of the leading global IT services providers. We provide a comprehensive range of IT services, software solutions, IT consulting, BPO services, cloud mobility and analytics services and solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world. We develop and integrate solutions that enable our clients to leverage IT in achieving their business objectives at competitive costs. We use our quality processes and global talent pool to deliver time to development advantages, cost savings and productivity improvements.

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

Our IT Products business segment provides a range of IT products encompassing computing, storage, networking, security and software products, including databases and operating systems. Under this segment, we sell IT products manufactured by us as well as third-party IT products. We have a diverse range of clients, from small and medium enterprises (“SMEs”) to large enterprises in all major industries.

Our Competitive Strengths

We believe that the following are our principal competitive strengths:

Comprehensive range of IT Services

We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance, and take end-to-end responsibility for project execution and delivery. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance for our corporate customers, and provide managed IT support services at client sites through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management, or SCM, and customer relationship management, or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

Broad range of research and development services

Due to our strengths in research and development services, we are well positioned to benefit from the continuing increase in global research and development spending. We are one of a few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. We are one of the largest independent third party research and development service providers in the world, with over three decades of experience in electronic product design and design services. We have been rated number one in engineering and research and development services by Zinnov for the last three successive years. According to NASSCOM’s Strategic Review Report 2013, software products, engineering, and research and design services exports from India are estimated to exceed US$14 billion in fiscal 2013. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles.

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

Ability to access, attract and retain skilled IT professionals

We have continued to develop innovative methods for accessing and attracting skilled IT professionals. We are partners with a leading Indian university to provide a program for on the job training and a Master’s degree in software engineering. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. As of March 31, 2013, in our IT Services business we had over 130,000 professionals. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and an employee stock option plan since 1999.

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

Our Business Strategy

Our goal is to drive sustainable and profitable growth in all of our business segments by executing the following key strategies:

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

Focus on broad range of services in key industry verticals and develop deep industry knowledge

We continue to build specialized industry expertise in key verticals and offer a broad range of IT services in each of these key verticals. We have invested and continue to invest significant resources in understanding and prioritizing verticals such as banking, financial services and insurance, healthcare, life sciences, energy and natural resources and retail and consumer product goods. Within these verticals, we invest in developing deep industry knowledge, understanding the information and technology needs of major participants and leveraging available technologies to deliver effective solutions and products to our clients and potential clients. We also seek to meet all of the IT services needs of clients in these verticals with a broad range of specialized service offerings that are designed to address the industry specific issues and needs of our clients.

Aggressively build awareness of the Wipro brand name

We continue to aggressively build awareness of the Wipro brand name among clients and consumers both domestically and internationally. We believe we can leverage the strength of our international brand name by ensuring that our brand name is associated with our position as a market leader committed to high quality. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific markets. Wipro is focused exclusively on its IT Services and IT Products business segments. As an IT-focused business, we seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

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

Pursue selective acquisitions

Acquisitions are an inherent part of our corporate strategy. We believe our acquisition program has the potential to further our strategic objectives, strengthen our competitive position, enhance our domain expertise and contribute to the growth and success of our company. In pursuing acquisitions, we focus on opportunities where we can leverage our domain expertise, specific skill sets and our global delivery model to realize service and product enhancements and higher margins. We also use our acquisition program to increase our presence in select geographies and pursue select business opportunities. For example, we significantly increased our footprint in the United States with the acquisition of Infocrossing, Inc., a then U.S. publicly listed company, in August 2007. In April 2011, we acquired the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation, or SAIC.

Business Segment Overview

We have two primary business segments, IT Services and IT Products. Effective as of March 31, 2013 (“Effective Date”), our non-IT business segments, including the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India.

IT Services

Our IT Services business segment is a leader in providing IT services to companies across the globe. We provide a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services, cloud mobility and analytics services and solutions and research and development services in the areas of hardware and software design. We offer these services globally through a team of over 130,000 IT professionals.

Our IT Services segment accounted for 86%, 88% and 90% of our revenue from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively. Our IT Services segment accounted for 97%, 97% and 99% of our operating income from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively.

Our IT Services business segment is organized into six strategic business units by customer industry:

•

Finance Solutions: Finance Solutions is our biggest business unit in terms of revenue and includes clients in the banking, insurance and securities and capital market industries. We strive to bring transformational change to our clients. Our banking practice has partnered with over 50 of the world’s leading banks, including four of the top five banks worldwide and leading banks in the Asia Pacific region. Our insurance practice has been instrumental in delivering success for our Fortune 100 insurance clients through our solutions accelerators, insurance IP, end-to-end consulting services and flexible global delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions, to address business priorities including operational efficiency, cost optimization, revenue enhancement and regulatory compliance.

•

Manufacturing and Hi-Tech: Wipro provides a range of solutions across the entire manufacturing ecosystem to various industries, including automotive, aerospace and defense, peripherals and consumer electronics, semiconductor, computing and storage, process manufacturing and industrial and general manufacturing. We offer strategic business and technology solutions, and advise customers on business process optimization and engineering across diverse functional and engineering areas such as Supply Chain Management, Product Lifecycle Management and Manufacturing Enterprise Solutions. We help our clients design intelligent customer experiences, implement intuitive man-to-machine interactions, gain customer and industry insights using cloud, mobility and analytics, drive innovation using mobile devices and create customer-facing autonomic services.

•

Global Media and Telecom: For the past two decades, we have offered services across the entire telecommunications and media value chain, serving equipment vendors, device vendors, service providers and content providers. We assist clients in dealing with the business changes arising from disruptions caused by new technologies, new enterprise and consumer services and shifting regulations.

•

Retail, Consumer Goods, Transportation and Government (RCTG): We provide strong customer-centric insight and project execution skills across retail, consumer goods, government and transportation industries. Our domain specialists work with customers to maximize value through technology investments.

•

Energy, Natural Resources and Utilities (ENU): Our Energy, Natural Resources and Utilities business unit is strongly positioned to meet the evolving needs of clients in the oil and gas, utilities, mining, and engineering and construction industries globally. Our energy practice has helped clients, primarily in the oil and gas sectors, address complexity through solutions which can effectively collect data from oil wells to retail outlets, integrate different parts of the value chain to increase transparency and provide tools and solutions to effectively analyze data. We help large utility firms manage assets, reduce operational costs and enhance revenue by improving customer satisfaction. We have leveraged our capabilities in oil and gas and utilities to provide comprehensive solutions to the mining and engineering and construction industries. We are a strategic partner for many of the world’s major oil and utility companies. We have also commenced engagements with some of the world’s largest mining companies.

We have expertise in domains such as consulting, program management, solution architecting and packaged delivery capability. We are helping our clients improve customer satisfaction, increase efficiency of service delivery and asset management, introduce smart solutions, and discover and integrate newer sources of energy. We are also helping our clients digitize and automate operations, create collaborative work environments, reduce the cost of exploration and extraction, addressing the need for sustainable practices, and we are developing compliance solutions in the areas of health, safety, and security.

•

Healthcare, Life Sciences and Services (HLS): We have a comprehensive presence in HLS industries across payers, providers, e-health and government funded programs, pharma and life science segments. Our centralized, scalable and high quality software delivery capability coupled with our domain knowledge help us to provide innovative solutions which enable our clients to produce products faster and at lower costs. We have substantial experience in supporting global supply chain initiatives to implement ERP applications, PLM tools, enterprise compliance management apps, lab-automation apps and controlled records management solutions.

Our service offerings in each of these strategic business units are aligned with the technology needs of our customers which include applications, infrastructure, engineering, business processes, analytics, consulting, cloud and mobility services. Our key service offerings are outlined below:

•

Business Application Services: Our Business Application Services offer integrated business solutions that span the application and technology landscape, from enterprise applications and digital transformation to security and testing. We help drive business innovation by integrating next generation technology into the enterprise IT landscape. Our solutions streamline business processes, maximize and extend the value of package applications, and offer secure IT operations. We aggregate cutting-edge applications to drive collaboration and commerce with customers.

•

Enterprise Application Services: Our Enterprise Application Services assist our customers’ transformation initiatives through Enterprise Resource Planning, Financial Management, Human Capital Management, Supply Chain Management, Customer Relationship Management and Application Management Services. We have strategic partnerships with many major ERP vendors which enables us to provide tailored recommendations for the specific needs of customers.

•

Business Collaboration and Customer Experience: We provide digital solutions that enhance customer loyalty, drive business sales and increase customer workforce effectiveness. Our business collaboration and customer experience solutions facilitate collaboration and ecommerce between customers and their partners, suppliers, distributors and internally among our customers’ employees.

•

Enterprise Architecture: Our Enterprise Architecture Services assist clients in establishing the structure, processes and tools for improvements in technology governance and the metrics they need to measure the alignment of their IT landscape with their business goals.

•

Enterprise Integration: Our business integration solutions integrate a customer’s social, mobile, real-time analytics and cloud applications. We also increase customer business responsiveness through IT agility, IT spend optimization, and regulatory compliance.

•

Enterprise Security Solutions: We offer end-to-end integrated enterprise security solutions and are among the top global firms offering comprehensive IT security services. Our solutions enhance performance of information security and enable compliance programs to adapt with agility to constantly evolving business and IT risks.

•

Testing Services: Our Testing Services are focused on deployment readiness of applications and products by delivering functional assurance, better quality and enhanced performance in addition to greater cost savings and faster time to market. We provide risk-based testing, cloud testing, Level IV and V, and business assurance.

•

Global Infrastructure Services: Our Global Infrastructure Services (“GIS”) enables clients to deploy technology solutions across the globe on an integrated basis. Some of our key industry specific service offerings include Wireless Place, Shoptalk™, and Bank in a Box, while our traditional offerings include data center management, cloud, managed network, managed security, end user computing and business advisory services.

•

Product Engineering Services and Research and Development Services: We provide comprehensive research and development service, including product engineering across most industries and product types. For example, solutions frameworks like Digital TV middleware stacks, tele-health gateway and automotive connectivity as well as end-to-end product lifecycle services like collaborative design and manufacturing and sustenance.

•	Advanced Technologies: Our Advanced Technologies services are focused on cloud, mobility, analytics, social and smart sensor technologies. We provide offerings such as:

•

integrated cloud services include review and analysis for cloud amenability, cloud-based IT infrastructure and application transformation, as well as assurance, monitoring and management for cloud services. We also leverage public SaaS, in partnership with industry leaders such as Salesforce.com, Workday, and NetSuite;

•	mobility solutions including mobile strategy consulting, mobile user interface design services, mobile application development and testing as well as mobile security and device management;

•	high performance technologies including highly scalable and platforms for high speed computing and big data applications; and

•	analytics-as-a-service and information-as-a-service including assisting clients with developing a comprehensive analytics and cloud strategy utilizing Information-as-a-Service and analytics solutions.

•

Business Process Outsourcing (BPO): Our BPO services enable clients to improve the quality of their processes, reduce costs and realize economies of scale. We offer customized service offerings that translate into flexible and cost effective services of the highest quality for our customers. We are uniquely positioned to service customer requirements by leveraging our quality and innovation, talented employees, self-sustaining process framework and domain knowledge. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other stand-alone IT services providers.

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

•

Analytics and Information Management (A&IM): Our A&IM solutions enable customers to derive actionable business insights from data to drive growth, enhance cost management and strengthen risk management. We work with customers to develop end to end analytics and information strategy leveraging our process assets and solutions based on analytics, business intelligence, enterprise performance management, and information management.

Some of our key A&IM services include:

•	consulting services, such as business strategy, architecture, change management;

•	performance management and optimization;

•

predictive analytics, statistical modeling and data mining, machine learning, big data solutions, next generation business information, including mobile business information, advanced visualization and in memory computing;

•

information management, such as strategy, architecture, governance, enterprise data warehouse, business data quality, master data management, data privacy, lifecycle management and information integration;

•	system integration solutions including hardware, infrastructure, and application; and

•	managed services.

•

Consulting: Wipro Consulting Services (WCS) helps companies solve today’s business issues while thinking ahead to future challenges and opportunities. We bring value to our clients through end-to-end business transformation through our “think, build and operate” approach. Our model for the 21st century virtual corporation includes implementing lean process transformation, exploiting new technology, optimizing human capital and physical assets and structuring next generation partnering agreements that create value and win/win business outcomes for our clients.

WCS has nine industry leading consulting practices: Business Transformation, Process Excellence, Enterprise Architecture Consulting, Customer Relationship Management, Supply Chain Management, Human Capital Management, Governance, Risk and Compliance, Finance and Accounting. Our consultants are based across North America, Western Europe, India, the Middle East, Africa and the Asia Pacific. WCS works closely with the other business units of Wipro, maximizing our business analysis by also offering implementation solutions, thereby combining the benefits of proximity and global expertise to provide a technological and timing edge for our customers.

Our Global Delivery Model

Our Global Delivery Model allows us to utilize the best talent available, wherever it is located, to achieve the best financial and delivery results possible. Our Global Delivery Model relies on the following key elements:

•	24 hour capabilities across multiple time zones;

•	highly skilled technology professionals;

•	cost competitiveness across geographic regions;

•	uninterrupted service delivery through multi-location redundancy; and

•	an integrated workflow based system with reusable tools and knowledge management

We have accelerated the speed to market of our solutions through our globally connected delivery centers and depth of capabilities.

IT Services Clients

We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across multiple service offerings. We seek to expand the level of business with our existing clients by increasing the type and range of services we can provide to them. The table below illustrates the size of our client project engagement size as measured by revenues.

	Number of clients in
Per client revenue(US$)	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2013

1-3 million	174	183	199
3-5 million	75	84	78
>5 million	180	208	213

Total > 1 million	429	475	490

The largest client of our IT Services segment accounted for 3%, 4% and 3% of total revenues from the IT Services segment for the years ended March 31, 2011, 2012 and 2013. The five largest clients of our IT Services segment accounted for 11%, 11% and 13% of our total IT Services revenues for the years ended March 31, 2011, 2012 and 2013, respectively.

Sales and Marketing for IT Services

Our sales operations are global so we can satisfy the requirements of global companies. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

Sales: We believe that the “customer” always comes first. We believe we can achieve higher levels of client sales and client satisfaction by structuring ourselves based on the following key elements:

•

Client Relationship: We have designated global client partners that have primary responsibility for the client relationship, providing single person accountability and single person sales responsibility.

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in their industry.

•	Proactive Solutioning: We have a consulting led approach to sales where our sales teams provide proactive solutions to prospective clients rather than only offer our software services capabilities.

•

Geographic Focus: Our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

Marketing: Our marketing organization complements our sales teams by:

•	Building on our brand as a global company that is a leader in global consulting and IT services;

•	Positioning our brand with clients as a thought leader and a solution provider that utilizes innovative techniques to solve difficult as well as mundane problems; and

•	Participating in industry events that are aligned to drive sales by showcasing our services, products and strategic alliances.

IT Services Competition

The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, and global IT services companies, such as Accenture, IBM Global Services, Cognizant Technology Solutions Corporation and Tata Consultancy Services.

These competitors are located internationally as well as in India. We expect that competition will further increase and will potentially include companies from other countries that have lower personnel costs than in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Because wage costs in India are presently increasing at a faster rate than those in the United States, our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

•	the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

•	the extent to which our international competitors expand their operations in India and benefit from the favorable wage differential;

•	the price at which our competitors offer their services; and

•	the extent to which our competitors can respond to a client’s needs.

We believe we compete favorably with respect to each of these factors and distinguish ourselves through consistently providing quality leadership, our ability to create client loyalty and our expertise in select targeted market.

IT Products

Our IT Products segment provides hardware solutions for a range of IT products encompassing servers, computing, storage, networking, security and related software products, including databases and operating systems. Our solutions include IT products manufactured by us as well as third-party IT products.

Our IT Products segment accounted for 14%, 12% and 10% of our total revenues from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively. Our IT Products segment accounted for 3%, 3% and 1% of our total operating income from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively.

Our range of IT Products is comprised of the following:

•

Wipro Manufactured Products: Our manufactured range of products includes desktops, notebooks, net power servers, netStor storage and super computers. We offer form factors and functionalities that cater to the entire spectrum of users. We continue to launch new products based on market needs.

•

Enterprise Platforms: Our offerings in this category include supply, design, deployment and maintenance of technology solutions consisting of enterprise class servers, databases and server computing resource management software.

•

Networking Solutions: Our offerings in this category include supply, design, deployment and maintenance of technology solutions for data network products available for large and small enterprises as well as service providers.

•	Software Products: Our products under this category are comprised of enterprise application, data warehousing and business intelligence software from leading software product companies.

•	Data Storage: Our offerings in this category include supply, design, deployment and maintenance of technology solutions for enterprise class storage, backup and disaster recovery systems.

•

Contact Center Infrastructure: In this category our offerings include voice response solutions, computer telephony interface, customized agent desktop application, predictive dialer and voice logger systems.

•

Enterprise Security: Our security solutions include infrastructure, information and application security products such as firewalls, intrusion prevention systems, data leakage protection and identity and access management.

•	IT Optimization Technologies: We offer new technology products which enhance application performance and resource optimization like load balancers, WAN optimizer and virtualization software.

•	Video Solutions: We also provide enterprise wide video solutions products from leading OEMs.

IT Products Clients

The clients for our IT Products segment range from individual users to large enterprises. We provide our offerings to enterprises under all major industries including the government, defense, IT and ITeS, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of clients, none of whom individually account for more than 10% of our overall IT Products business segment revenues.

IT Products Sales and Marketing

We sell and market our manufactured products through our direct sales force, national distributor network and resellers. Our direct and indirect sales teams are distributed geographically. We resell third party enterprise products through our direct sales force. Our direct sales teams are organized by:

•	client segment;

•	geography; and

•	industry segment.

We use an integrated sales team approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability through designated global client partners. Our global client partners receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, and CMC, among others. Our international competitors include IBM, Dell, HP, Lenovo, Acer, Sony and Toshiba.

One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. We believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create client loyalty by delivering value to our customers.

Diversified Business

Effective as of March 31, 2013 (“Effective Date”), our non-IT business segments, including the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India. Please see the section titled “The Demerger of the Diversified Business” in Item 4, Information on the Company.

Markets and Sales Revenue

Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2011		2012		2013
	(in millions)
IT Services	Rs.	234,850	Rs.	284,313	Rs.	338,431
IT Products		36,910		38,436		39,238
Consumer Care and Lighting (discontinued operation)		27,258		33,401		40,594
Others (discontinued operation)		10,896		18,565		14785
Reconciling items		1,073		534		560

	Rs.	310,987	Rs.	375,249	Rs.	433,608

Our revenues for the last three fiscal years by geographic areas are as follows:

	Year ended March 31,
	2011		2012		2013
	(in millions)
India	Rs.	67,904	Rs.	80,135	Rs.	80,357
United States		129,217		148,160		173,127
Europe		68,159		87,186		105,356
Rest of the world		45,707		59,768		74,768

	Rs.	310,987	Rs.	375,249	Rs.	433,608

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with those of our competitors. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

As of March 31, 2013, our continuing operations held more than 500 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 60 other countries. We also have 124 registered patents in various countries. We have approximately 87 patent applications and over 200 trademark applications pending for registration in various jurisdictions across the world.

Following the Demerger of the Diversified Business, Wipro transferred certain trademarks, patents, copyrights and design rights that related to the Diversified Business to the Resulting Company. Similarly, Wipro Trademarks Holding Limited transferred certain trademarks, patents, copyrights and design rights that related to the Diversified Business to the Resulting Company. In addition, Wipro Trademarks Holdings Limited owns certain trademarks that are used both by Wipro and the Resulting Company. Such details are provided in Schedule III Part A to D annexed to the Scheme of Arrangement approved by the High Court of Karnataka.

Our continuing operations have more than 400 registrations completed with respect to WIPRO and the Flower logo trademarks in over 60 territories across the world (including Madrid Protocol countries) and more than 120 trademark applications pending registration in India, Iran, Vietnam, Iraq, Malaysia, Singapore, Nepal, Sri Lanka and other countries. These overseas registrations also include our applications in the EU (via the Community Trade Mark).

Effect of Government Regulation on our Business

Regulation of our business by the Government of India affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (SEZs). As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. The tax holiday for all of our Software Technology Parks and Export Oriented Units expired in fiscal year 2011. We have also benefited from the liberalization and deregulation of the Indian economy by successive Indian government administrations since 1991, including the current administration.

Indian laws also place additional restrictions on our business, including that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the Securities and Exchange Board of India to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

Finally, we are subject to several legislative provisions relating to storage of explosives, environmental protection, pollution control, essential commodities and operation of manufacturing facilities. Noncompliance with these provisions may lead to civil and criminal liability or delays in obtaining approval from the requisite governmental authorities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Our subsidiaries as of March 31, 2013 are listed in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc		USA
	Enthink Inc. *		USA
	Infocrossing Inc.		USA
	Promax Analytics Solutions Americas LLC		USA
	Wipro Insurance Solution LLC		USA
Wipro Energy IT Services India Private Limited (formerly SAIC India Private Limited)			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH (A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited (A) (formerly SAIC Europe Limited)	U.K. U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited *		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV (formerly Retail Box BV)		Netherland
		Wipro Portugal S.A.(A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima Wipro Outsourcing Services (Ireland) Limited Wipro Technologies Norway AS	Costa Rica Ireland Norway
	Wipro Technologies SRL		Romania
	PT WT Indonesia #		Indonesia
	Wipro Australia Pty Limited #		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro Technocentre (Singapore) Pte Limited #		Singapore
	Wipro (Thailand) Co Limited #		Thailand
	Wipro Bahrain Limited WLL #		Bahrain
	Wipro Gulf LLC (formerly SAIC Gulf LLC)		Sultanate of Oman
	Wipro Technologies Spain		Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Technology Services Limited			India
Wipro Airport IT Services Limited *			India

*	All the above subsidiaries are 100% held by the Company except that the Company holds 98% of the equity securities of Enthink Inc., 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	In connection with the Demerger, all subsidiaries which pertained to the Diversified Business were transferred to the Resulting Company. Certain of these subsidiaries in turn possessed subsidiaries which do not pertain to the Diversified Business and instead are considered a portion of the IT Services business segment. Therefore, the Resulting Company is now in the process of completing the transfer of the IT Services related subsidiaries back to Wipro. In the interim, the board of directors of the Resulting Company has authorized Wipro to retain all operating and management control for such subsidiaries, including the power to govern the operating and financial policies, the appointing of a majority of the board of directors, and appointment of key management personnel, and accordingly, the results of such subsidiaries are included with the results of the Company in these financial statements. Please refer to Note 4 and Note 29 of the Notes to Consolidated Financial Statements.

(A)	Subsidiary details of Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited and Wipro Promax Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited (formerly SAIC Limited)	U.K.
	Wipro Europe (SAIC France) (formerly Science Applications International, Europe SARL)	France
Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)	France
	Wipro Retail UK Limited (formerly Enabler UK Limited)	U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)	Brazil

	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)	Germany
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)	Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd)	Australia

	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia

	Promax Analytics Solutions Europe Ltd	UK

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA

Property, Plant and Equipment

Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 0.30 million square feet. We have approximately 1.3 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 40 million square feet of land, including approximately 9.6 million square feet of owned software development facilities in India and over 1 million square feet of leased software development premises in India. We have approximately 1.9 million square feet of leased offices, software development and data center facilities in 36 countries outside India, which includes approximately 0.7 million square feet at various locations in the U.S.

We incurred capital expenditures of Rs. 12,211 million, Rs. 12,977 million and Rs. 10,616 million during the fiscal years ended March 31, 2011, 2012 and 2013, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments.

We have 38 sales/marketing offices, data centers, development and training centres in the United States. In addition, we have similar facilities located in the following countries: Argentina, Australia, Austria, Brazil, Canada, Chile, China, Columbia, Finland, France, Germany, Hungary, Indonesia, Ireland, Japan, Kazakhstan, Kenya, Luxembourg, Mexico, Netherlands, Nigeria, Norway, Oman, Philippines, Poland, Portugal, Qatar, Romania, South Africa, Saudi Arabia, Singapore, South Korea, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, Uganda and United Kingdom.

We operate 2 manufacturing sites, which are approximately 0.2 million square feet and approximately 0.5 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have leased on a long-term basis one other facility located in Kotdwar, India.

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2013, we have capital commitments of Rs. 1,259 million (US$ 23 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and investments as of March 31, 2013.

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

Effective as of March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments of the Company (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India. The Demerger was effected pursuant to the High Court of Karnataka, Bangalore’s approval of the Scheme of Arrangement. The Demerger was also approved by various Indian authorities, including the Securities and Exchange Board of India, the Government of India Ministry of Finance Department of Economic Affairs, and the Foreign Investment Promotion Board of the Reserve Bank of India. As required under the provisions of the Indian Companies Act, 1956, the court order was also filed with the Registrar of Companies.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

(in millions, except share data and where otherwise stated)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As discussed elsewhere in this report, in addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors.”

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

Our IT Products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and the Middle East region. We provide hardware solutions for a range of IT products encompassing servers, computing, storage, networking, security and related software products including databases and operating systems. Our solutions include IT products manufactured by us as well as third-party IT products.

Effective as of March 31, 2013 (“Effective Date”), our non-IT business segments, including the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India. Accordingly, we have treated the Diversified Business as a discontinued operation for all prior periods presented. Please see the Section titled “The Demerger of the Diversified Business” in Item 4, Information of the Company.

Results of Operation

Our revenue and profit from continuing operations for the years ended March 31, 2011, 2012 and 2013 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,						Year on Year change
	2011		2012		2013		2012-11		2013-12
	(in millions except earnings per share data)
Revenue (1)	Rs.	271,940	Rs.	322,075	Rs.	376,882	18.44%		17.02%
Cost of revenue		(186,613)		(225,794)		(260,665)	21.00%		15.44%
Gross profit		85,327		96,281		116,217	12.84%		20.71%
Selling and marketing expenses		(14,043)		(17,953)		(24,213)	27.84%		34.87%
General and administrative expenses		(16,843)		(18,416)		(22,032)	9.34%		19.64%
Operating income		54,441		59,912		69,972	10.05%		16.79%
Profit attributable to equity holders		49,938		52,325		61,362	4.78	% (2)	17.27	% (2)
As a Percentage of Revenue:
Selling and marketing expenses		5.16%		5.57%		6.42%	(41	) bps	(85	) bps
General and administrative expenses		6.19%		5.72%		5.85%	47	bps	(13	) bps
Gross margins		31.38%		29.89%		30.84%	(149	) bps	95	bps
Operating Margin		20.02%		18.60%		18.57%	(142	) bps	(3	) bps

Earnings per share
Basic		20.49		21.36		25.01
Diluted		20.36		21.29		24.95

(1)

For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 271,437, Rs. 318,747 and Rs. 374,256 for the years ended March 31, 2011, 2012 and 2013, respectively.

(2)

Our adjusted non-GAAP profit from continuing operations for the year ended March 31, 2011, 2012 and 2013 is Rs. 49,561, Rs. 52,204 and Rs. 61,054, an increase of 5.31% and 16.95% over the years ended March 31, 2011 and 2012, respectively. See discussion below.

Our revenue and operating income by business segment from the IT business expressed in terms of percentages are provided below for the years ended March 31, 2011, 2012 and 2013, respectively:

	Year ended March 31,
	2011	2012	2013
	(In Percentage)
Revenue:
IT Services	86	88	90
IT Products	14	12	10
Total - IT Business	100	100	100

Operating Income:
IT Services	97	97	99
IT Products	3	3	1
Total - IT Business	100	100	100

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

A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with total profits from continuing operations as calculated and presented in accordance with IFRS, is as follows:

	Year ended March 31,
	2011		2012		2013
Total profits attributable to equity holders for the year as per IFRS	Rs.	52,977	Rs.	55,730	Rs.	66,359
Adjustments:
Accelerated amortization of stock options that vest in a graded manner		(376)		(125)		(321)

Adjusted non-GAAP profit	Rs.	52,601	Rs.	55,605	Rs.	66,038

Profits from continuing operations attributable to equity holders for the year as per IFRS	Rs.	49,938	Rs.	52,325	Rs.	61,362
Adjustments:
Accelerated amortization of stock options that vest in a graded manner		(377)		(121)		(308)

Adjusted non-GAAP profit from continuing operation	Rs.	49,561	Rs.	52,204	Rs.	61,054

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

Results of operations for the years ended March 31, 2013 and 2012

•	Our revenue from continuing operations increased by 17.02%. This was driven primarily by a 19.03% and 2.09% increase in revenue from our IT Services and IT Products business segments, respectively.

•

Our gross profit as percentage of our revenue from continuing operations improved by 95 basis points (bps). This was primarily on account of improvement in gross profit as a percentage of revenue from our IT Services segment by 80 bps. This improvement was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 145 bps.

•

Our selling and marketing expenses as a percentage of revenue from continuing operations increased from 5.57% for the year ended March 31, 2012 to 6.42% for the year ended March 31, 2013. In absolute terms selling and marketing expenses increased by 34.87%, primarily due to an increase in such expenses in the IT Services segment.

•

Our general and administrative expenses as a percentage of revenue from continuing operations increased from 5.72% for the year ended March 31, 2012 to 5.85% for the year ended March 31, 2013. In absolute terms general and administrative expenses increased by 19.64%, primarily due to an increase in such expenses in both the IT Services segment and IT Products segment.

•

As a result of the foregoing factors, our operating income from continuing operations increased by 16.79%, from Rs. 59,912 for the year ended March 31, 2012 to Rs. 69,972 for the year ended March 31, 2013.

•

Our finance expenses from continuing operations decreased from Rs. 3,371 for the year ended March 31, 2012 to Rs. 2,693 for the year ended March 31, 2013. This decrease is primarily due to a decrease of Rs. 604 in exchange loss on foreign currency borrowings and related derivative instruments. This decrease is also due to a decrease in interest expense by Rs. 74 during the year ended March 31, 2013.

•

Our finance and other income from continuing operations increased from Rs. 8,982 for the year ended March 31, 2012 to Rs. 11,317 for the year ended March 31, 2013. Our gain on sale of investments increased by Rs. 2,064 and interest and dividend income increased by Rs. 271 during the year ended March 31, 2013 as compared to the year ended March 31, 2012. This increase was due to an increase in cash available for investments due to increased availability of cash flows.

•

Our income taxes for continuing operations increased by Rs. 3,957, from Rs. 12,955 for the year ended March 31, 2012 to Rs. 16,912 for the year ended March 31, 2013. Adjusted for tax write-backs, our effective tax rate increased from 19.77% for the year ended March 31, 2012 to 21.52% for the year ended March 31, 2013. This increase is primarily due to changes in our taxable profits which resulted in a lower proportion of exempt income, but this was partially offset by a higher deferred tax asset due to a rate change.

•

As a result of the foregoing factors, our profit from continuing operations attributable to equity holders increased by Rs. 9,037, or 17.27%, from Rs. 52,325 for the year ended March 31, 2012 to Rs. 61,362 for the year ended March 31, 2013.

Results of operations for the years ended March 31, 2012 and 2011

•	Our revenues from continuing operations increased by 18.44%. This was driven primarily by a 21.06% and 4.13% increase in revenue from our IT Services and IT Products business segments, respectively.

•

Our gross profit as percentage of our revenue from continuing operations decreased by 149 basis points (bps). This was primarily on account of a decline in gross profit as a percentage of revenue from our IT Services segment by 209 bps. This decline was partially offset by an increase in gross profit as a percentage of revenue from our IT Products segment by 31 bps.

•

Our selling and marketing expenses as a percentage of revenue from continuing operations increased from 5.16% for the year ended March 31, 2011 to 5.57% for the year ended March 31, 2012. In absolute terms, selling and marketing expenses increased by 27.84%, primarily due to an increase in such expenses in the IT Services segment.

•

Our general and administrative expenses as a percentage of revenue from continuing operations decreased from 6.19% for the year ended March 31, 2011 to 5.72% for the year ended March 31, 2012. In absolute terms, general and administrative expenses increased by 9.34%, primarily due to increased expenses in the IT Services segment.

•

As a result of the foregoing factors, our operating income from continuing operations increased by 10.05%, from Rs. 54,441 for the year ended March 31, 2011 to Rs. 59,912 for the year ended March 31, 2012.

•

Our finance expenses from continuing operations increased from Rs. 1,924 for the year ended March 31, 2011 to Rs. 3,371 for the year ended March 31, 2012. This increase is primarily due to an increase of Rs.1,277 in exchange loss on foreign currency borrowings and related derivative instruments. This increase is also due to an increase in interest expense by Rs. 170 during the year ended March 31, 2012, attributable to higher loans and borrowing rates.

•

Our finance and other income from continuing operations, increased from Rs. 6,631 for the year ended March 31, 2011 to Rs. 8,982 for the year ended March 31, 2012. Our interest and dividend income increased by Rs. 2,355 during the year ended March 31, 2012 as compared to the year ended March 31, 2011. This was partially offset by a marginal decrease in the gain from sale of investments during the same period.

•

Our income taxes relating to continuing operations increased by Rs. 4,077, from Rs. 8,878 for the year ended March 31, 2011 to Rs. 12,955 for the year ended March 31, 2012. Adjusted for tax write-backs, our effective tax rate increased from 15.01% for the year ended March 31, 2011 to 19.77% for the year ended March 31, 2012. This increase was primarily due to the expiration of the tax holiday period for STPs, which resulted in a substantial portion of our pre-tax income becoming subject to taxation. The increase is partially offset by an increase in profits from our operations in SEZ units.

•

As a result of the foregoing factors, our profit from continuing operations attributable to equity holders increased by Rs. 2,387, or 4.78%, from Rs. 49,938 for the year ended March 31, 2011 to Rs. 52,325 for the year ended March 31, 2012.

Segment Analysis

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design.

Our IT Services segment accounted for 86%, 88% and 90% of our revenue from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively. Our IT Services segment accounted for 97%, 97% and 99% of our operating income from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively.

	Year ended March 31,						Year on Year change
	2011		2012		2013		2012-11	2013-12
Revenue	Rs.	234,850	Rs.	284,313	Rs.	338,413	21.06%	19.03%
Gross profit		81,404		92,600		112,938	13.75%	21.96%
Selling and marketing expenses		(12,642)		(16,114)		(22,335)	27.46%	38.61%
General and administrative expenses		(15,355)		(17,221)		(20,670)	12.15%	20.03%
Operating income		53,407		59,265		69,933	10.97%	18.00%

As a percentage of revenue:
Selling and marketing expenses		5.38%		5.67%		6.60%	(29) bps	(93) bps
General and administrative expenses		6.54%		6.06%		6.11%	48 bps	(5) bps
Gross margin		34.66%		32.57%		33.37%	(209) bps	80 bps
Operating margin		22.74%		20.84%		20.66%	(190) bps	(18) bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 234,286, Rs. 280,718 and Rs. 335,307 for the years ended March 31, 2011, 2012 and 2013, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details regarding these accounts.

Results of operations for the years ended March 31, 2013 and 2012

•

Our revenue from IT Services increased by 19.03%. In U.S. dollar terms our revenue increased by 5.01% from US$5,921 million to US$6,218 million. Our average US/INR realization increased from Rs. 48.02 for the year ended March 31, 2012 to Rs. 54.43 for the year ended March 31, 2013.

The increase of 5.01% was primarily due to a 18.8% increase in revenue from the energy and utilities industries, a 5.3% increase in revenue from services to the retail, consumer goods, government and transportation industries, a 4.7% increase in revenue from manufacturing and Hi-tech companies, a 4.0% increase in revenue from the financial services sector and a 3.6% increase in revenue from the healthcare and life sciences industries. This was partially offset by a 3.9% decline in revenue from our global media and telecom customers. In our IT Services segment, we added 192 new clients during the year ended March 31, 2013.

•

Our gross profit as a percentage of our revenue from our IT Services segment increased by 80 bps. The increase in gross margin as a percentage of revenue is primarily attributable to depreciation in the value of the Indian rupee against the US dollar. This was partially offset by an increase in personnel compensation cost during the year ended March 31, 2013 as compared to year ended March 31, 2012.

•

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 5.67% for the year ended March 31, 2012 to 6.60% for the year ended March 31, 2013. This increase is primarily attributable to an increase in the number of sales personnel and an increase in the personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle.

•

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 6.06% for the year ended March 31, 2012 to 6.11% for the year ended March 31, 2013. In absolute terms, general and administrative expenses increased Rs. 3,449. This increase is primarily due to an increase in employee compensation costs by approximately Rs. 1,445 and provision for doubtful debts of approximately Rs. 557 .

•	As a result of the above, the operating income of our IT Services segment increased by 18.00%.

Results of operations for the years ended March 31, 2012 and 2011

•

Our revenue from IT Services increased by 21.06%. In U.S. dollar terms, our revenue increased by 13.41% from US$5,221 million to US$5,921 million. This increase is primarily on account of an increase in volume by 11.5% and increase in onsite-offshore mix by 1.3%. Our average US/INR realization increased from Rs. 44.98 for the year ended March 31, 2011 to Rs. 48.02 for the year ended March 31, 2012.

The increase of 13.41% was primarily due to a 57% increase in revenue from the energy and utilities sectors, a 13% increase in revenue from the financial services sector, a 11% increase in revenue from the retail, consumer goods, government and transportation industries, a 6% increase in revenue from manufacturing and Hi-tech customers, a 6% increase in revenue from the healthcare industries and a 4% increase in revenue from global media and telecom industries. The increase in revenue from our energy and utilities sectors includes revenue from the acquisition of SAIC amounting to Rs. 6,792. In our IT Services segment, we added 173 new clients during the year ended March 31, 2012.

•

Our gross profit as a percentage of our revenue from our IT Services segment declined by 209 bps. The decline in gross margin as percentage of revenue is primarily on account of an increase in personnel compensation cost during the year ended March 31, 2012 as compared to year ended March 31, 2011.

The increase in personnel cost is due to increased compensation as part of our annual compensation review and also the annual progression cycle. Further, integration of our acquisition of SAIC from June 2011 has contributed to a decline in gross margin by 0.5%.

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

•

General and administrative expenses as a percentage of revenue from our IT Services segment declined from 6.54% for the year ended March 31, 2011 to 6.06% for the year ended March 31, 2012. In absolute terms, general and administrative expenses increased by Rs. 1,866. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review. Further, integration of our acquisition of SAIC from June 2011 has resulted in additional general and administrative expenses by Rs. 493.

•	As a result of the above, operating income of our IT Services segment increased by 10.97%.

IT Products

Our IT Products segment provides a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software.

Our IT Products segment accounted for 14%, 12% and 10% of our revenue from the IT business for the years ended March 31, 2011, 2012 and 2013, respectively. Our IT Products segment accounted for 3%, 3% and 1% of our operating income from the IT business for each of the years ended March 31, 2011, 2012 and 2013, respectively.

	Year ended March 31,						Year on Year change
	2011		2012		2013		2012-11	2013-12
Revenue	Rs.	36,910	Rs.	38,436	Rs.	39,238	4.13%	2.09%
Gross profit		4,067		4,356		3,876	7.11%	(11.02)%
Selling and marketing expenses		(1,284)		(1,395)		(1,458)	8.64%	4.52%
General and administrative expenses		(1,174)		(1,174)		(1,428)	—%	21.63%
Operating income		1,609		1,787		990	11.06%	(44.60)%

As a Percentage of Revenue:
Selling and marketing expenses		3.48%		3.63%		3.72%	(15) bps	(9) bps
General and administrative expenses		3.18%		3.05%		3.64%	13 bps	(59) bps
Gross margin		11.02%		11.33%		9.88%	31 bps	(145) bps
Operating margin		4.36%		4.65%		2.52%	29 bps	(213) bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 37,036, Rs. 38,040 and Rs. 38,909 for the years ended March 31, 2011, 2012 and 2013, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2013 and 2012

•	Our revenue from the IT Products segment increased by 2.09%, primarily due to an increase in revenue from domestic sales of computers and servers.

•

Our gross profit as a percentage of our revenue of our IT Products segment decreased by 145 bps. This decrease is primarily due to depreciation in the value of the Indian rupee against the U.S. dollar, which impacted the cost of imported materials and also accounted for increased pricing competition in the domestic market.

•

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 3.63% for the year ended March 31, 2012 to 3.72% for the year ended March 31, 2013. In absolute terms, selling and marketing expenses increased by Rs. 63. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.05% for the year ended March 31, 2012 to 3.64% for the year ended March 31, 2013. In absolute terms, general and administrative expenses decreased by Rs. 254.

•	As a result of the above, operating income of our IT Products segment decreased by 44.60%.

Results of operations for the years ended March 31, 2012 and 2011

•

Our revenue from the IT Products segment increased by 4.13%, primarily due to an increase in export revenue from US$ 79 million for the year ended March 31, 2011 to US$ 97 million for the year ended March 31, 2012.

•

Our gross profit as a percentage of our revenue of our IT Products segment increased marginally by 31 bps. This increase is primarily due to an increase in the proportion of revenues from exports, which typically have higher gross margins.

•

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 3.48% for the year ended March 31, 2011 to 3.63% for the year ended March 31, 2012. In absolute terms, selling and marketing expenses increased by Rs. 111. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•

General and administrative expenses as a percentage of revenue from our IT Products segment decreased marginally from 3.18% for the year ended March 31, 2011 to 3.05% for the year ended March 31, 2012. In absolute terms, general and administrative expenses remained constant.

•	As a result of the above, operating income of our IT Products segment increased by 11.06%.

Discontinued operations summary

Effective as of March 31, 2013 (“Effective Date”), our non-IT business segments, including the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bangalore. Therefore under IFRS, the Diversified Business is shown as discontinued operations. Net operating income for discontinued operations for the year ended March 31, 2013 was Rs. 5,176, an increase of 26% over last year, which was primarily due to higher revenue growth from the international consumer care business, through improved volume and realizations from the soap category within the India business.

Acquisitions

An active acquisition program is an important element of our corporate strategy. In the last three fiscal years, we have invested in the aggregate over Rs. 19,200 (including over Rs. 9,400 towards investment in newly acquired subsidiaries and other non-IT business related acquisitions, which were transferred to the Resulting Company) to acquire companies including the acquisition of the global oil and gas information technology practice of the Commercial Business Services Unit of Science Applications International Corporation Inc. (“SAIC”) and certain of its group companies. The oil and gas business of SAIC provides consulting, system integration and outsourcing services to major global oil companies with significant domain capabilities in the areas of digital oil fields, petro-technical data management and petroleum application services, focusing on the upstream segment. Typically the significant majority of our integration activities relating to an acquisition are substantially completed within three to six months after the acquisition date.

We believe our acquisition program supports our long-term strategic direction, strengthens our competitive position particularly in acquiring new domain expertise, expands our customer base, increases our ability to expand our service offerings and provides a greater scale to grow our earnings and increase stockholders’ value. See Note 7 of our Notes to Consolidated Financial Statements for additional information related to our acquisitions.

We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short-term mutual funds as of March 31, 2013. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, or if at all.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses), from continuing operations for the years ended March 31, 2011, 2012 and 2013 were Rs. 503, Rs. 3,328 and Rs. 2,626 respectively.

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

Although our functional currency is the Indian rupee, we transact a significant portion of our business in foreign currencies, in particular the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 13 and 16 of our Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

Finance expenses

Our finance expenses are comprised of interest expense on borrowings, impairment losses recognized on financial assets, gains/losses on translation or settlement of foreign currency borrowings and changes in fair value and gains/losses on settlement of related derivative instruments, except foreign exchange gains/losses on short-term borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/losses, net within results from operating activities. Borrowing costs are recognized in the statement of income using the effective interest method.

Finance and other income

Our finance and other income comprises interest income on deposits, dividend income and gains on disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Income Taxes

Our profits for the period earned from providing services at client premises outside India are subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Special Economic Zones. The tax holiday for all our Software Technology and Hardware Technology Parks ended in the fiscal year ended March 31, 2011. Previously, we benefited from a ten year income tax deduction of 100% for profits derived from exporting information technology services from Software Technology and Hardware Technology Parks. We continue to be eligible for exemptions from other taxes, including customs duties in these Software Technology and Hardware Technology Parks.

Special Economic Zone. Units in designated Special Economic Zones which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The Government of India could enact laws in the future, which could reduce or eliminate the tax incentives which benefit our business. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2026. The impact of tax holidays has resulted in a decrease of current tax expense from our continuing operations of Rs. 9,368, Rs. 7,953 and Rs. 9,244 for the years ended March 31, 2011, 2012 and 2013 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2011, 2012 and 2013 was Rs. 3.84, Rs. 3.25 and Rs. 3.77 respectively.

The Company had received tax demands aggregating to Rs. 39,356 (including interest of Rs. 12,170 ) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore for the years ended March 31, 2001 to March 31, 2008. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. For the year ended March 31, 2008, based on DRP directions confirming the position of the assessing officer, the final assessment order was passed by the assessing officer. The Company has filed an appeal against the said order before the Appellate Tribunal.

In March 2013, the Company received the draft assessment order, on similar grounds as that of earlier years, with a demand of Rs. 8,164 (including interest of Rs. 848) for the financial year ended March 31, 2009. The Company will file its objections against the said demand before the Dispute Resolution Panel, within the time limit prescribed under the statute.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, we believe that the final outcome of the above disputes should be in our favor and there should not be any material impact on the consolidated financial statements.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 1,223 and Rs. 1,842 has been recognized in the statement of financial position for the years ended March 31, 2012 and 2013, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, including from discontinued operations, as reflected in the Consolidated Statement of Cash Flows on page 110, is summarized in the table below:

	Year ended March 31,						Year on Year Change
	2011		2012		2013		2012-11		2013-12
Net cash provided by/(used in) operations:
Operating activities	Rs.	40,437	Rs.	40,076	Rs.	70,422	Rs.	(361)	Rs.	30,346
Investing activities		(17,239)		(8,056)		(57,573)		9,183		(49,517)
Financing activities		(26,378)		(17,397)		(6,721)		8,981		10,676
Net change in cash and cash equivalents		(3,180)		14,623		6,128		17,803		(8,495)
Effect of exchange rate changes on cash and cash equivalent		523		1,680		789		1,157		(891)

As of March 31, 2013, we had cash and cash equivalent and short-term investments, including discontinued operations, of Rs. 163,469. Cash and cash equivalent and short-term investments, net of debt, was Rs. 99,653. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations.

In addition, we have unused credit lines of Rs. 25,607. To utilize these lines of credit requires the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash provided by operating activities for the year ended March 31, 2013 increased by Rs. 30,346, while profit for the year increased by Rs. 10,709 during the same period. The increase in cash provided by operating activities is primarily due to our revenue growth and more efficient collection of outstanding invoices in the IT Services segment. Further, operating cash flow increased due to increase in trade payables and accrued expenses resulting from improved management of payment terms.

Cash provided by operating activities for the year ended March 31, 2012 decreased by Rs. 361, while profit for the year increased by Rs. 2,666 during the same period. The decrease in cash provided by operating activities is primarily due to an increase in trade receivables including unbilled revenues, attributable to higher revenue from the IT Services segment. Further, operating cash flow increased due to an increase in trade payables and accrued expenses resulting from improved management of payment terms.

Cash used in investing activities for the year ended March 31, 2013 was Rs. 57,573. We purchased (net of sales) available for sale investments and inter-corporate deposits amounting to Rs. 37,133. Cash provided by operating activities was utilized for the payment for business acquisitions amounting to Rs. 3,074. Expenses from the operation and management of certain subsidiaries of the Resulting Company that pertain to the IT business and are in the process of being transferred back to Wipro consumed Rs 8,276. We purchased property, plant and equipment amounting to Rs. 10,616, which was primarily driven by the growth strategy of the Company. Further, the Company transferred cash pursuant to the Demerger to the Resulting Company amounting to Rs 4,163.

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

Cash used in financing activities for the year ended March 31, 2013 was Rs. 6,721 as against Rs. 17,397 for the year ended March 31, 2012. This decrease is primarily due to net proceeds from loans and borrowings amounting to Rs. 11,394 and payment of dividend amounting to Rs. 17,080.

Cash used in financing activities for the year ended March 31, 2012 was Rs. 17,397 as against Rs. 26,378 for the year ended March 31, 2011. This decrease is primarily due to net proceeds from loans and borrowings amounting to Rs. 712 and payment of dividend amounting to Rs. 17,229.

On April 19, 2013, our Board proposed a cash dividend of Rs. 5 (US$0.09) per equity share and ADR. The proposal is subject to the approval of shareholders at the next Annual General Meeting, and if approved, would result in a cash outflow of approximately Rs. 14,408, including corporate dividend tax thereon.

We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 13 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations in respect of debt / borrowings.

As of March 31, 2013, we had contractual commitments of Rs. 1,259 (US$ 23) related to capital expenditures on construction or expansion of software development facilities, Rs. 11,785 (US$ 216) related to non-cancelable operating lease obligations and Rs. 6,272 (US$116) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

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

In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable and employee advances (financial assets). Please refer Note 16 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2011, 2012 and 2013, our cash and cash equivalents were primarily held in Indian rupees, U.S. dollars, pound sterling, euros, Japanese yen, Singapore dollars and Saudi riyals. Please refer to “Financial risk management” under Note 16 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware, and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations”.

Contractual obligations

The table of future payments due under known contractual commitments as of March 31, 2013, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment		Payments due in
			2013-14		2014-16		2016-18		2018-19 onwards
Short-term borrowings	Rs.	42,241	Rs.	42,241	Rs.	—	Rs.	—	Rs.	—
Long-term debt		20,430		20,344		86		—		—
Obligations under capital leases		1,145		377		549		219		—
Estimated interest payment (1)		272		104		132		36		—
Capital commitments		1,259		1,259		—		—		—
Non-cancelable operating lease obligation		11,785		2,410		3,864		2,283		3,228
Purchase obligations		6,272		6,272		—		—		—
Other non-current liabilities (2)		578		—		578		—		—

(1)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2013 for each relevant debt instrument.

(2)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include Rs. 2,812 in respect of employee benefit obligations and Rs. 4,790 towards uncertain tax positions, respectively. For these amounts the extent of the amount and timing of repayment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed in the table above.

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

Our activities in Applied Research are focused on inclusive innovation which is aimed at discovering where and how Information and Communication Technology (ICT) can address effective delivery of government to citizen (G2C) and business to business (B2B) services to rural citizens in education, health, agriculture and rural development sectors.

CoE’s goal is to create competencies in emerging areas of technologies and industry domain and incubate new practices for business growth. Big data, machine to machine, natural user experience, web science and nano electronics were the technology themes identified for the year and investments in these technology themes have resulted in development of industry application prototypes in the area of augmented reality, sensor networks and big data visualization.

The Integrated Cloud Services (ICS) group provides end-to-end business solutions to customers using cloud technologies. We focused on creating industry relevant vertical cloud solutions for the various industries by building a strong value network of partners, creating IP, frameworks and accelerators.

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

Our research and development expenses for the years ended March 31, 2011, 2012 and 2013 were Rs. 1,631, Rs. 1,866 and Rs. 2,196 respectively for our continuing operations.

Trend Information

IT Services. The realm of Information Technology (IT) is a fast changing one. IT is setting the pace at which the world around us is changing. At the turn of the first decade of the 21st century, the challenges and opportunities facing the customers and consumers of IT are very different than what they were a decade ago. As the world becomes a web of connected devices and better tools are available for making better decisions, the world is looking to leverage and integrate technology more than ever before.

There continues to be a high level of global economic uncertainty and volatility, driven by high levels of sovereign debt and unemployment, particularly in Europe and the U.S. However, there is also more stability in customer organizations and the demand for IT services is growing. Customer organizations are re-aligning their budgets to be more dominated by business users as customers use IT to differentiate themselves in the market place.

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

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2013 is 33.37%. We anticipate difficulties in significantly improving our gross profits largely due to the following reasons:

•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations.

In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on:

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

New accounting standards adopted

We adopted an amendment to IFRS 7 “Disclosures – Transfers of financial assets” (‘IFRS 7’) effective April 1, 2012. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. Adoption of amendment to IFRS 7 did not have a material effect on these condensed consolidated interim financial statements.

New accounting standards not yet adopted

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures – offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We have evaluated the requirements of IFRS 7 and these requirements are not expected to have a material impact on the consolidated financial statements.

In November 2009, the IASB issued the chapter of IFRS 9 “Financial Instruments relating to the classification and measurement of financial assets”. The new standard represents the first phase of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, the IASB added the requirement relating to classification and measurement of financial liabilities to IFRS 9. Under the amendment, an entity measuring its financial liability at fair value, can present the amount of fair value change in the liability attributable to change in the liabilities credit risk in other comprehensive income. Further the IASB also decided to carry-forward unchanged from IAS 39 requirements relating to de-recognition of financial assets and financial liabilities. IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”. The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We have evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”. The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value or change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 is effective for fiscal years beginning on or after January 1, 2013. Early application is permitted. We have evaluated the requirements of IFRS 13 and these requirements are not expected to have a material impact on the consolidated financial statements.

In June 2011, the IASB issued Amendment to IAS 1 “Presentation of Financial Statements” that will improve and align the presentation of items of other comprehensive income (OCI) in financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). The amendments require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments will also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is effective for fiscal years beginning on or after July 1, 2012. Earlier adoption is permitted. We have evaluated the requirements of IAS 1and these requirements are not expected to have a material impact on the consolidated financial statements.

In June 2011, the IASB issued IAS 19 (Amended) “Employee Benefits”. The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires return on assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through Other Comprehensive Income. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier adoption is permitted. We have evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the statements of financial position. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In May 2012, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. This standard provides comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose. The objective of the standard is to enable the entities to disclose the significant judgement and assumptions it has made in determining:

i)	the nature of its interest in another entity or arrangement, i.e control, joint control or significant influence.

ii)	The type of joint arrangement when the joint arrangement is structured through separate vehicle.

IFRS 12 is effective for fiscal years beginning on or after January 1, 2013. Early application is permitted. We have evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

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

While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operation, financial position and cash flows. Actual results may differ from estimates. Revision to accounting estimates are recognized in the period in which the estimate is revised and for future periods affected.

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

“Unbilled revenues” represent cost and earnings in excess of billings as at the end of the reporting period. “Unearned revenues” included in other current liabilities represent billing in excess of revenue recognized.

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

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved to date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

b)	Products: Revenue from products are recognized when:

•	we have transferred the significant risks and rewards of ownership to the buyer;

•	continuing managerial involvement usually associated with ownership and effective control have ceased;

•	amount of revenue can be measured reliably;

•	it is probable that economic benefits associated with the transaction will flow to the Company; and

•	costs incurred or to be incurred in respect of the transaction can be measured reliably.

c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. We allocate the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or on a cost plus basis or an appropriate business-specific profit margin related to the relevant component.

d)	Others: We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale.

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

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the reporting date.

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

c)	Others: In addition to the U.S. federal income tax, which can tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States and therefore remain below the threshold. Accordingly, we did not record a provision for branch profit tax as of March 31, 2013.

Share based payment transaction:

Our employees receive remuneration in the form of equity instruments issued pursuant to various employee stock option and restricted stock unit option plans for rendering services over a defined vesting period. Equity instruments granted are valued at the fair value of the instrument at the date of grant. Since these are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recorded by a compensating increase to the share based payment reserve, a component of equity.

The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of respective tranches (accelerated amortization). The stock compensation expense is determined based on our estimate of equity instruments that will eventually vest.

In accounting for amortization of stock compensation, we also estimate stock option forfeitures. Any revisions of our estimates could impact our results of operations and our financial position.

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

Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, changes in the basis of designating derivatives as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.

As of March 31, 2013, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

a)	Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity is transferred to the consolidated statement of income upon the occurrence of the forecasted transaction.

b)	Hedges of net investment in foreign operations: We designate derivative financial instruments as hedges of net investments in foreign operations. We have also designated a combination of foreign currency denominated borrowings and related cross currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instrument and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized directly in equity to the extent that the hedge is effective. The cumulative gain or loss previously recognized in equity is transferred to the statement of income upon sale or disposal of the related net investment in foreign operation. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

c)	Others: Changes in fair value for derivatives not designated as hedging derivatives are recognized in consolidated statements of income of each period.

Business combination, goodwill and intangible assets:

a)	Business combination: Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. We exercise judgment in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of an acquisition, based on information available at the acquisition date and based on expectations and assumptions that are deemed reasonable by management. Transaction costs incurred in connection with a business combination are expensed as incurred.

The cost of an acquisition also includes the fair value of any contingent consideration. Any subsequent changes to the fair value of contingent consideration classified as liabilities are recognized in the consolidated statement of income.

b)	Goodwill: Goodwill is initially measured at cost, calculated the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of an acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

We use market related information and estimates (generally risk adjusted discounted cash flows) to determine the fair values. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment, if any.

c)	Intangible Assets: Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of an acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

Goodwill Impairment Testing

We test goodwill and indefinite life intangibles for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to the cash generating unit (“CGU”) representing the lowest level within the group at which goodwill is monitored for internal management purposes, and which is not higher than the group’s operating segment. The recoverable amount of the CGU is the higher of its fair value less cost to sell (“FVLCTS”) and its value-in-use (“VIU”). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIUs include:

a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than a 5 year period.

b)	Terminal value arrived by extrapolating the last forecasted year cash flows to perpetuity using long-term growth rates of 2% to 6%. These long-term growth rates take into consideration external macroeconomic sources of data. The long-term growth rates used do not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks by 10% to 15.5%.

d)	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from 10% to 16%. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from 11.7% to 23.1%.

Based on the above, no impairment was identified as of March 31, 2013, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2013 was at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, their respective ages and positions as of March 31, 2013 were as follows:

Name	Age	Position

Azim H. Premji	67	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S. Ganguly	77	Director
B.C. Prabhakar	69	Director
Dr. Jagdish N. Sheth	74	Director
Narayanan Vaghul	76	Director
William Arthur Owens	72	Director
Priya Mohan Sinha	72	Director
Dr. Henning Kagermann	65	Director
Suresh C. Senapaty	56	Chief Financial Officer and Executive Director
M. K. Sharma	65	Director
T. K. Kurien	54	Chief Executive Officer, IT Business and Executive Director
Shyam Saran	66	Director
Vyomesh Joshi	65	Director
Anurag Behar	44	Chief Sustainability Officer
Pratik Kumar	47	Executive Vice President - Human Resources

As of March 31, 2013, we had ten non-executive directors and three executive directors, of which one executive director is Chairman of our Board. All of the ten non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the listing agreement with the Indian Stock Exchanges and the New York Stock Exchange Corporate Governance standards.

Mr. Vineet Agrawal and Mr. Pratik Kumar, who previously served as the President of Wipro’s Consumer Care and Lighting business segment, and the President of Wipro’s Infrastructure Engineering business segment and Executive Vice President of Human Resources, respectively, have been appointed as Executive Directors of Wipro Enterprises Limited, effective as of April 1, 2013. Mr. Agrawal and Mr. Kumar continue to be members of Wipro’s Group Executive Council, which has replaced the Corporate Executive Council.

The profiles of our directors and executive officers as of March 31, 2013 are set forth below.

Azim H. Premji has served as our Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”) since September 1968. In 2011, Mr. Premji was honored with the Padma Vibhushan award by the Government of India for his contribution in trade and industry. Mr. Premji is a graduate in Electrical Engineering from Stanford University, USA. Mr. Premji is also a Non-official Director of the Central Board of Reserve Bank of India. Mr. Premji is also a director of each of the entities in the Promoter Group, Wipro Enterprises Limited and Wipro GE Health Care Private Ltd.

Dr. Ashok Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Mahindra & Mahindra Limited and Dr Reddy Laboratories Limited. Dr. Ganguly is on the advisory board of Diageo India Private Limited. Dr. Ganguly is the Chairman of the Research and Development Committee of Mahindra and Mahindra Ltd, a member of the Nomination, Governance & Compensation Committee and Chairman of the Science, Technology & Operations Committee of Dr Reddy’s Laboratories Ltd. He is a member of the Prime Minister’s Council on Trade and Industry and the India-USA CEO Council, established by the Prime Minister of India and the President of the USA. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997 and Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

B.C. Prabhakar has served as a director on our Board since February 1997. He is also a member of our Audit, Risk and Compliance Committee and Chairman of our Administrative/Shareholders and Investor Grievances Committee. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and a BL. from Mysore University, India. Mr. Prabhakar serves as a non-executive director of Automotive Axles Limited, Page Industries Limited and 3M India Limited.

Dr. Jagdish N. Sheth has served as a director on our Board since January 1999. Dr. Sheth has been a professor at Emory University since July 1991. Previously, Dr. Sheth served on the faculty of Columbia University, Massachusetts Institute of Technology, the University of Illinois, and the University of Southern California. Dr. Sheth also serves on the board of Manipal Acunova Ltd. Dr. Sheth holds a B.Com (Honors) from Madras University and a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is also the Chairman of Academy of Indian Marketing Professionals.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the Boards of the following public companies in India and overseas: 1) Mahindra and Mahindra Ltd., 2) Mahindra World City Developers Limited, 3) Piramal Enterprises Limited, 4) Apollo Hospitals Enterprise Limited, and 5) Arcelor Mittal, Luxembourg. Besides this he is on the boards of two private limited companies and several Section 25 companies and public trusts. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, Piramal Enterprises Limited and two of its 100% subsidiaries, PHL Finance Private Limited and PHL Capital Private Limited. Mr. Vaghul is also a member of the Audit Committee of Piramal Enterprises Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries in 2007.

William Arthur Owens has served as a director on our Board since July 1, 2006. He is also a member of our Board Governance, Nomination and Compensation Committee. He has held a number of senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., Viasystems, Intelius, Flow Mobile, Prometheus, Yangtze, Humin and is the Chairman of Century Link Inc., a communications company. Mr Owens serves as a member of the Audit Committee of Viasystems. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

Priya Mohan Sinha became a director of our Company on January 1, 2002. He is a member of our Audit, Risk and Compliance Committee, Board Governance, Nomination and Compensation Committee. He has served as the Chairman of PepsiCo India Holdings Limited for South Asia and President of Pepsi Foods Limited since October 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited (currently Hindustan Unilever Limited). From 1981 to 1985, he also served as Sales Director of Hindustan Lever Limited (currently Hindustan Unilever Limited). He was also the Chairman of Reckitt Coleman India Limited and Bata India Limited. He was also a member of the Audit and Board and Governance Committee of Lafarge India Private Limited and Stephan Chemicals India Limited. Mr. Sinha was also on the Advisory Board of Rieter India. Mr. Sinha holds a Bachelor of Arts from Patna University, and he has also attended the Advanced Management Program at the Sloan School of Management, Massachusetts Institute of Technology.

Dr. Henning Kagermann became a director of the Company on October 27, 2009. He served as Chief Executive Officer of SAP AG until 2009. He has been a member of the SAP Executive Board since 1991. He is also President of Acatech (German Academy of Science and Technology) and currently a member of the supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post, Nokia Corporation, and BMW Group in Germany. Dr. Kagermann is a professor of Theoretical Physics at the Technical University Braunschweig, Germany and received an honorary doctorate from the University of Magdeburg, Germany.

Suresh C. Senapaty has served as our Chief Financial Officer and Executive Director since April 2008 and served with us in other positions since April 1980. Mr. Senapaty is a member of the Administrative/Shareholders and Investor Grievance Committee of our Company. Mr. Senapaty holds a Bachelors degree in Commerce from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is also on the boards of Wipro GE Healthcare Private Limited and Wipro Enterprises Limited. Mr. Senapaty is also a member of the Audit Committee and Administrative/Shareholders and Investor Grievance Committee of Wipro Enterprises Limited.

M. K. Sharma became a director of the Company on July 1, 2011. He is a member of our Audit, Risk and Compliance Committee. He served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. He served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. He is currently on the boards of ICICI Lombard General Insurance Co. Limited, Fulford (India) Limited (Indian affiliate of Merck and Co. Inc), Thomas Cook (India) Limited, KEC International Limited, Asian Paints Limited, India Infradebt Limited, Indian School of Business Hyderabad, Travel Corporation of India Limited, Anglo Scottish Education Society Limited and The Andhra Pradesh Paper Mills Limited. Mr. Sharma is a member of the Audit Committee of Fulford (India) Limited, The Andhra Pradesh Paper Mills Limited and Thomas Cook (India) Limited. Mr. Sharma is the Chairman of the Remuneration Committee of Fulford (India) Limited, Member of the Remuneration Committee of The Andhra Pradesh Paper Mills Limited and Chairman of the Governance and Remuneration Committee of ICICI Lombard General Insurance Co. Ltd.. Mr. Sharma is a member of the Shareholder’s Grievance Committee of Thomas Cook (India) Limited. Mr. Sharma holds a Bachelors Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a Post Graduate Diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advance Management Program at Harvard Business School.

T. K. Kurien has served as our Chief Executive Officer-IT Business and Executive Director since February 2011 and has served with us in other positions since February 2000. T. K. Kurien is a member of the Administrative/Shareholders and Investor Grievance Committee of Wipro Limited. T. K. Kurien is a Chartered Accountant. T. K. Kurien serves as a member of the Board of Wipro GE Healthcare Private Limited and Wipro Arabia Limited.

Shyam Saran became a director of our Company on July 1, 2010. He has been a director of Indian Oil Corporation Limited since March 2012 and ONGC Videsh Limited since June 2012. He is a career diplomat who has served in significant positions in the Indian government for over three decades. He joined the Indian Foreign Service in 1970. He last served as the Special Envoy of the Prime Minister of India from October 2006 to March 2010 specializing in nuclear issues, and he also was the Indian envoy on climate change. Prior to this he was the Foreign Secretary of the Government of India from 2004 to 2006. He also served as the Ambassador of India to Nepal, Indonesia, Myanmar and Mauritius. His diplomatic stints have taken him to Indian missions in Geneva, Beijing and Tokyo. He has been a Fellow of the United Nations Disarmament Program in Geneva, Vienna and New York, U.S.A. Mr. Saran holds a Post Graduate degree in Economics from Patna University, India. Mr. Saran has been honored with the Padma Bhushan award by the Government of India for his contribution in civil services.

Vyomesh Joshi became a director of the Company on October 1, 2012. He is a member of Dean’s Advisory Council at The Rady School of Management, University of California, San Diego. Prior to joining Wipro, Mr Joshi served as the Executive Vice President of Hewlett-Packard’s Imaging and Printing Group. Mr Joshi joined Hewlett-Packard as a Research and Development engineer and held various management positions in his career with the group. Mr Joshi was also on the Board of Yahoo for 7 years until 2012. Mr Joshi has featured in Fortune’s diversity list of most influential people in 2005. Mr Joshi holds master’s degree in electrical engineering from the Ohio State University.

Anurag Behar has served as the Chief Sustainability Officer since July 2010 and has served with us in other positions since May 2002. Mr. Behar holds an M.B.A from XLRI-Jamshedpur and Bachelors degree in Engineering from Regional Engineering College, Trichy.

Pratik Kumar has served as Executive Vice-President of Human Resources since April 2002, and has served with us in other positions since November 1991. Mr. Kumar holds a B.A. (Hons) from Delhi University and a PGDM from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of US$366.83 for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company in the aggregate as approved by the shareholders.

During the year ended March 31, 2013, we paid an aggregate of US$0.73 million (Rs. 40.07 million) as commission to our non-employee directors.

Details of stock options granted to non-executive directors as of March 31, 2013 and stock options held and exercised by non-executive directors through March 31, 2013 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the Annual General Meeting of Shareholders, and the annual compensation of our other executive officers is approved by our Board Governance, Nomination and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees based on the individual or combined performance of the employee’s business unit, division or segment, or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on a quarterly basis, which amounts are adjusted at the end of the year based on the performance for the full year.

The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2013 by our Executive Directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been translated into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 29, 2013, which was Rs. 54.52 per US$1.00.

Annual Compensation (US$)
Name	Salary and allowances	Commission/ variable pay (1)	Housing (2)	Others	Long-term compensation (Deferred Benefit (3)&(4))
Azim H. Premji	79,057	518,660	11,859	27,626	96,625
Suresh C. Senapaty	231,676	177,098	27,513	1,435	31,480
Pratik Kumar	216,197	116,853	—	1,269	30,985
T. K. Kurien	472,694	338,788	4,127	1,602	71,017
Anurag Behar	21,171	16,565	—	930	4,058

1.	Azim H. Premji was paid a commission at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956. All other executives received variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.
2.	The value of housing perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2013.
3.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
4.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective basic salaries to our pension for their benefit. These contributions are included in this column.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director in fiscal years 2012 or 2013. Details of stock options granted to executive directors as of March 31, 2013 and stock options held and exercised by executive directors through March 31, 2013 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of March 31, 2013, we had thirteen directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Mr. Narayanan Vaghul and Dr. Ashok S. Ganguly retire by rotation and are proposed for re-election at the ensuing Annual General Meeting of the Shareholders. In addition to retiring directors, up to one third of our directors are non-retiring directors. Currently, Mr. Azim H. Premji and Mr. T. K. Kurien are non-retiring directors. The tenure of appointment of Mr. Suresh C. Senapaty is through March 31, 2015 as approved by the Board Governance, Nomination and Compensation Committee and the Board of Directors. This appointment is subject to the approval of the shareholders at the next Annual General Meeting. The appointment of Mr. T. K. Kurien is for a period of five years from the date of his original date of appointment as a member of the Board. The terms and expiration date of each director is as follows:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2013	2 years
Dr. Jagdish Sheth	Annual General Meeting 2015	Retirement by rotation
Dr. Ashok S. Ganguly	Annual General Meeting 2013	Retirement by rotation
B. C. Prabhakar	Annual General Meeting 2014	Retirement by rotation
Narayanan Vaghul	Annual General Meeting 2013	Retirement by rotation
Priya Mohan Sinha	Annual General Meeting 2013	Retirement by rotation
Vyomesh Joshi	Annual General Meeting 2013	Appointment
William Arthur Owens	Annual General Meeting 2014	Retirement by rotation
Shyam Saran	Annual General Meeting 2015	Retirement by rotation
M. K. Sharma	Annual General Meeting 2014	Retirement by rotation
Dr. Henning Kagermann	Annual General Meeting 2015	Retirement by rotation
Suresh C. Senapaty	March 31, 2015	Reappointment
T. K. Kurien	January 31, 2016	5 years

Terms of Employment Arrangements and Indemnification Agreements

Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of the Shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from two to five year periods, but either we or the employee director may generally terminate the agreement upon six months notice to the other party.

The terms of our employment arrangements with Azim H. Premji, Pratik Kumar, Suresh C. Senapaty, Anurag Behar and T.K. Kurien provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of Mr. T. K. Kurien’s employment, he is entitled to the following severance payments:

If the Company terminates this Agreement, the Company will communicate the same to the Director who will be eligible for “Severance Benefits” as follows:

a.	12 (twelve) months’ last drawn Salary.

b.	The unvested options/RSUs shall vest proportionately to the completed months in service subject to the terms of grant.

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

•

Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002 including review on the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act of 2002.

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

The Audit/Risk and Compliance Committee is comprised of the following four non-executive directors:

Mr. N. Vaghul – Chairman of the Audit Committee

Mr. P. M. Sinha, Mr. M. K. Sharma and Mr. B. C. Prabhakar – Members of the Audit Committee

During the fiscal year 2013, our Audit/Risk and Compliance Committee held seven meetings including meetings held over teleconferencing. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

Effective as of April 19, 2013, the Board Governance and Nomination Committee and Compensation Committee have been combined as one committee, the Board Governance, Nomination and Compensation Committee. After this reconstitution, the four non-executive director members of the Board Governance, Nomination and Compensation Committee are as follows:

Dr. Ashok S Ganguly – Chairman of the Board Governance, Nomination and Compensation Committee

Mr. N. Vaghul, Mr. P.M. Sinha and Mr. William Arthur Owens –	Members of the Board Governance, Nomination and Compensation Committee

The primary responsibilities of the Board Governance, Nomination and Compensation Committee are:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company,

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors,

•	Establishing policies and procedures to assess the requirements for induction of new members on the Board,

•	Implementing policies and processes relating to corporate governance principles,

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness,

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility, including public issues of significance to the Company and its shareholders,

•	Developing and recommending to the Board of Directors for its approval an annual evaluation process of the Board and its Committees,

•	Formulating the Disclosure Policy, its review and approval of disclosures,

•	Determining and approving salaries, benefits and stock option grants to senior management employees and directors of our Company,

•	Approving and evaluating the compensation plans, policies and programs for whole-time directors and senior management, and

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.

During the fiscal year 2013, our former Board Governance and Nomination Committee held four meetings and our former Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee has not yet been approved by the Board. Upon approval of the Board, the Board Governance, Nomination and Compensation Committee Charter will be made available under the investor relations section on our website at www.wipro.com. Any amendments to such charter will also be made available on the Company’s website.

Our Executive Vice President-Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Governance, Nomination and Compensation Committee are independent non-executive directors.

Employees

As of March 31, 2011, 2012 and 2013, we had over 110,000, 120,000 and 130,000 IT employees, including our subsidiaries. As of March 31, 2011, 2012 and 2013, more than 20,000, 20,000, and 25,000 of these employees were located outside India, respectively. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of a strong brand name, a congenial working environment and competitive compensation programs enable us to attract and retain these talented people.

Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.

Our relationship with employees and employee groups are based on mutual trust and respect and our goal is to maintain this spirit at all times. We continue to fulfill all requirements and commitments which could arise out of collective bargaining as required across various development centers and manufacturing facilities and other such agreements in specific geographies across the Americas, Europe and Asia.

Recruiting

We hire entry level graduates from both the top engineering and management universities in India, as well as more experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our current employees. The job description, skill set requirements and experience levels are made available to our employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

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

Performance Evaluations

Employees prepare written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005 and 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, for our managerial team, we link cash compensation to their business segment’s actual quarterly performance against its planned financial targets.

Share Ownership

The following table sets forth, as of March 31, 2013, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2013. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2013. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 29, 2013, which was Rs. 54.52 per US$1.00. The share numbers and percentages listed below are based on 2,462,934,730 equity shares outstanding as of March 31, 2013.

Name	Equity Shares beneficially owned	Percentage of Total Equity Shares Outstanding		Equity Shares Underlying Options Granted	Exercise Price(US$)	Date of expiration
Azim H. Premji (1)	1,927,880,883	78.27		—	—	—
B. C. Prabhakar (2)	5,000		*	—	—	—
Dr. Jagdish Sheth	—	—		—	—	—
Dr. Ashok S Ganguly	1,666		*	—	—	—
N. Vaghul	—	—		—	—	—
P. M. Sinha (3)	33,333		*	—	—	—
Suresh C. Senapaty	95,750		*	50,000 40,000	0.036 0.036	May 2014 Oct 2018

Pratik Kumar	100,334		*	30,000 30,000 40,000	0.036 0.036 0.036	May 2014 July 2016 October 2018
Vyomesh Joshi	—	—		—	—	—

T K Kurien	82,345		*	50,000 30,000 30,000 30,000 75,000	0.036 0.036 0.036 8.807 0.036	May 2014 July 2016 April 2017 April 2017 October 2018

Anurag Behar	16,766		*	20,000	0.036	May 2014
M K Sharma	—	—		—	—	—
Dr. Henning Kagermann	—	—		—	—	—
William Arthur Owens	—	—		—	—	—
Shyam Saran	—	—		—	—	—

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2013.

(1)	Includes 370,956,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 480,336,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 479,049,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 490,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji also disclaims beneficial ownership of 490,714,120 shares held by Azim Premji Trust.
(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.
(3)	The shares are jointly held with an immediate family member of Mr. Priya Mohan Sinha.

EMPLOYEE STOCK OPTION PLANS

We have various employee stock option and restricted stock unit option plans (collectively referred to as “stock option plans”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Board Governance, Nomination and Compensation Committee (the “Committee”) appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the stock option plans range from 12 months to a maximum of 84 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before the termination date of the stock option plan. A participant must exercise any vested options prior to termination of services with us or within a specified post-separation period ranging from seven days to six months from the date of the separation, depending on the reason for separation. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable.

In connection with the Demerger and pursuant to the Scheme, each optionee received an additional one employee stock option for every 8.25 employee stock options held as of the Record Date of the Demerger.

The salient features of our stock plans are as follows:

Name of Plan	Authorized Shares (1) & (2)	Range of exercise prices (1)		Effective date	Termination date	Other remarks

1999 Employee Stock Option Plan	50,000,000	Rs.	171 - 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 - 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 - 7	September, 2000	September, 2010	There are no stock options outstanding under this plan.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2	June 11, 2004	June 10, 2014	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04	June 11, 2004	June 10, 2014
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2	July 21, 2005	July 20, 2015
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2	July 18, 2007	July 17, 2017

(1)	Subject to adjustment for corporate action from time to time.
(2)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.

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

If employment is terminated due to death or disability or retirement, the employee’s restricted shares are transferred to his or her legal heirs or continue to be held by the employee, as applicable, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased. The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason.

Shareholders have, through a postal ballot, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2013 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2013, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2013, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Demerger of the Diversified Business, effective as of March 31, 2013, had no impact on the number of Wipro equity shares outstanding. The number of shares and percentage ownership are based on 2,462,934,730 equity shares outstanding as of March 31, 2013.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2013	% of Class
Azim H. Premji (1)	Equity	1,927,880,883	78.27
Hasham Traders	Equity	370,956,000	15.06
Prazim Traders	Equity	480,336,000	19.50
Zash Traders	Equity	479,049,000	19.45
Azim Premji Trust	Equity	490,714,120	19.92

(1)	Includes 370,956,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 480,336,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 479,049,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 490,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediately family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. (each such entity, a member of the “Promoter Group”). Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji also disclaims beneficial ownership of 490,714,120 shares held by Azim Premji Trust.

Following March 31, 2013, in connection with the Scheme, the Promoter Group exchanged an aggregate of 54,858,419 equity shares of Wipro for equity shares of the Resulting Company, leading to a reduction of 2.24% in the total promoter holding as compared to the total shares outstanding as on March 31, 2013. Further, Azim Premji Trust, a member of the Promoter Group, transferred an aggregate of 61,000,000 equity shares of Wipro to Pioneer Independent Trust on June 3, 2013, in accordance with the Securities and Exchange Board of India approval for the purpose of meeting the Minimum Public Shareholding requirement of 25% under the provisions of Rule 19A(2) of the Securities Contract (Regulation) Rules, 1957 and Clause 40A of the Listing Agreement.

Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2013, 1.74% of the Company’s equity shares are held through ADSs by approximately 11,162 holders of record in the United States. As of March 31, 2013, approximately 98.26% of the Company’s equity shares are held by approximately 213,602 holders of record in India.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. About 9.03% of the Company’s equity shares were held by these FIIs, and NRIs as of March 31, 2013, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs, and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Related parties. The Company has relationships with the following related parties:

Name of entity	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited (formerly Azim Premji Custodial Services Pvt Ltd)	Entity controlled by Director
Cygnus Negri Investments Private Limited	Entity controlled by Director
WMNETSERV Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director (1)
- Girish S Paranjpe	Jt CEO, IT Business and Director (1)
- T K Kurien	CEO, IT Business and Director
- Dr. Ashok S Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director
- M K Sharma	Non-Executive Director
- Vyomesh Joshi	Non-Executive Director (2)

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011
(2)	With effect from October 1, 2012

The Company has the following related party transactions:

Transaction/ Balances	Associate					Entities controlled by Directors				Key Management Personnel
	2011		2012	2013		2011		2012	2013	2011			2012			2013
Sale of goods and services	Rs.	18	Rs. 75	Rs.	—	Rs.	—	Rs. 12	Rs. 2	Rs.	—		Rs.	—		Rs.	—
Dividend		—	—		—		10,362	11,102	10,995		536	##		573	##		573	##
Royalty income		—	98		—		—	—	—		—			—			—
Others		—	—				—	3	—		—			—			8

Key management personnel #
Remuneration and short-term benefits		—	—		—		—	—	—		260			108			152
Other benefits		—	—		—		—	—	—		30			34			30

Remuneration to relative of key management personnel		—	—		—		—	—	—		5			5			8

Balances as on March 31,
Receivables		7	16		—		—	1	1,111		—			—			—
Payables		—	—		—		—	—	4,548		8			22			60

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel.

In connection with the Demerger, all subsidiaries which pertained to the Diversified Business were transferred to the Resulting Company. Certain of these subsidiaries in turn possessed subsidiaries which do not pertain to the Diversified Business and instead are considered a portion of the IT Services business segment. Therefore, the Resulting Company is now in the process of completing the transfer of the IT Services related subsidiaries back to Wipro. In the interim, the board of directors of the Resulting Company has authorized Wipro to retain all operating and management control for such subsidiaries, including the power to govern the operating and financial policies, the appointing of a majority of the board of directors, and appointment of key management personnel.

Wipro Trademarks Holding Limited, a wholly owned subsidiary of the Company, owns certain trademarks that are used both by Wipro and the Resulting Company pursuant to the Scheme sanctioned by the High Court of Karnataka.

The parent Company has engaged in the following significant transactions with its subsidiaries, listed in “Organization Structure” under Item 4, during the years ended March 31, 2012 and 2013:

	(Rs. in millions)
Name of the entity	Sale of services		Sale of goods		Purchase of services		Purchase of goods
	2012	2013	2012	2013	2012	2013	2012	2013
Wipro Inc	3,917	4,434	—	—	287	321	—	—
Infocrossing Inc	278	472	—	—	1,603	2,335	—	—
Wipro Japan KK	—		—	—	339		—	—
Wipro Shanghai Limited	53	87	—	—	190	204	—	—
Wipro Portugal S. A.	538	369	—	—	20	54	—	—
New Logic Technologies GmbH	350	243	—	—	57	26	—	—
Wipro Technologies S.A DE C.V	101	233	—	—	183	154	—	—
Wipro Information Technology, Netherlands BV	247	373	—	—	—		—	—
Wipro Technologies Limited, Russia	27	24	—	—	—		—	—
Wipro Technologies OY	—		—	—	188		—	—
Wipro Gallagher Solutions Inc	162	196	—	—	22	10	—	—
Wipro UK Limited	108	279	—	—	197	416	—	—
Wipro Holdings UK Limited	499	339	—	—	—	—	—	—
Wipro Poland Sp Zoo	—		—	—	214	281	—	—
Wipro BPO Philippines LTD. Inc.	—		—	—	2	2	—	—
Wipro Technologies SRL-BPO	—		—	—	923	1,089	—	—
Wipro Retail UK Limited	87	133	—	—	744	1,301	—	—
SAS Wipro France	155	207	—	—	—		—	—
Wipro do Brasil Technologia Ltda	—	5	—	—	195	418	—	—
Wipro Technocentre (Singapore) Pte Limited	47	66	—	—	—	—	—	—
Wipro (Australia)Pty Ltd	3	13	—	—	—		—	—
Wipro Chengdu Limited	57	76	—	—	313	334	—	—
Wipro Energy IT Services India Private Limited	54	267	—	—	407	672	—	—
Wipro Travel Services Limited	—		—	—	60	68	—	—
Wipro Technologies Gmbh	9	142	—	—	254	178	—	—
Wipro (Thailand) Co. Limited	12	97	—	—	—		—	—
Wipro Technology Services Limited	37	37	—	—	—		—	—
Wipro Airport IT Services	283	329	—	—	—	—	—	—
Wipro Networks Pte Limited	—	288	—	—	—	—	—	—
Wipro Gulf LLC	—	40	—	—	—	—	—	—
Wipro Promax Holdings Pty Ltd	—	78	—	—	—	2	—	—

Wipro Technologies Argentina SA	—	—	—	—	—	44	—	—

Wipro Europe	—	3	—	—	—	—	—

Wipro Technologies (South Africa) Proprietary Limited	—	361	—	—	—	21	—	—

Planet PSG Pte Limited	—	54	—	—	—	—	—	—

Wipro Technologies SDN BHD	—	2	—	—	—	—	—	—

Promax Analytics Solutions Europe Ltd	—	—	—	—	—	6	—	—

Please refer to Note 29 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for additional information on related party transactions.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following financial statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2013:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2012 and 2013;

•	Consolidated Statements of Income for the years ended March 31, 2011, 2012 and 2013;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2011, 2012 and 2013;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2011, 2012 and 2013;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2012 and 2013; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2011, 2012 and 2013, we generated Rs. 226,822 million, Rs. 275,017 million and Rs. 328,435 million, or 83%, 85% and 87% of our revenues from continuing operations of Rs. 271,868 million, Rs. 322,074 million and Rs. 376,882 million, respectively, from the export of our products and rendering of services outside of India.

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

During fiscal year 2013, we paid a cash dividend of Rs. 6 per share, including an interim dividend of Rs. 2 per share.

Pursuant to the Scheme, each holder of Wipro equity shares were entitled to one equity share of the Resulting Company, or its equivalent, for every five equity shares of Wipro held by such holder. Certain Wipro shareholders also had their shares of the Resulting Company exchanged for equity shares of Wipro (the “Share Exchange”), at a ratio of one equity share of Wipro for every one and sixty five hundredths (1.65) equity shares of the Resulting Company. The additional shares of Wipro issued to the shareholders in the Share Exchange are treated as a dividend for US federal tax purposes for the ADR holders and shareholders. Please also see the section entitled “Material United States Federal Income Tax Consequences” in Item 10 for additional information on the tax treatment of the Demerger.

On April 19 2013, we proposed to pay a final cash dividend of Rs. 5 (US$ 0.09) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (including dividend tax) of approximately Rs. 14,408 million.

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

Price History

Our equity shares are traded on The BSE Limited (“BSE”) and The National Stock Exchange of India Limited, (“NSE”). Our American Depositary Shares, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, (“NYSE”), under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2013, we had 2,462,934,730 issued and outstanding equity shares. As of March 31, 2013, there were approximately 11,162 record holders of ADRs evidencing 42,759,035 ADSs equivalent to equity shares. As of March 31, 2013, there were 213,603 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2013	455.8	325.6	8.36	5.97	456	295	8.36	5.41	11.08	7.56
2012	490.15	310.20	9.63	6.10	490.00	310.50	9.63	6.10	15.39	8.63
2011	499.90	305.20	11.22	6.85	500.00	253.30	11.23	5.69	16.81	7.95
2010	753.00	240.00	16.91	5.39	755.85	240.15	16.97	5.39	24.29	6.90
2009	537.90	181.70	12.08	4.08	535.00	180.40	12.01	4.05	14.53	5.04

Quarter ended
March 31, 2013	455.8	385.2	8.36	7.07	456	385.1	8.36	7.06	10.14	8.8
December 31, 2012	399.85	335.1	7.33	6.15	399.95	295	7.34	5.41	9.25	7.56
September 30, 2012	404.4	325.6	7.42	5.97	404.5	325.3	7.42	5.97	9.39	7.61
June 30, 2012	450.7	378.5	8.27	6.94	451.7	378.7	8.29	6.95	11.08	8.36
March 31, 2012	452.50	383.25	8.89	7.53	453.00	382.50	8.90	7.52	11.49	9.82
December 31, 2011	420.75	324.15	8.27	6.37	420.95	323.60	8.27	6.36	11.16	8.63
September 30, 2011	434.80	310.20	8.54	6.10	435.00	310.50	8.55	6.10	13.80	8.85
June 30, 2011	490.15	384.00	9.63	7.55	490.00	381.45	9.63	7.50	15.39	12.51

Month ended
May 31, 2013*	361.50	315.30	6.63	5.78	361.45	314.85	6.62	5.77	8.20	7.58
April 30, 2013*	462.85	327.55	8.49	6.01	463	327.2	8.49	6.00	10.35	7.57
March 31, 2013	455.8	414.95	8.36	7.61	456	418.15	8.36	7.67	10.14	9.4
February 28, 2013	425.85	385.2	7.81	7.07	425.8	385.1	7.81	7.06	9.69	9.01
January 31, 2013	439.7	391.2	8.06	7.18	439.6	391.15	8.06	7.17	10	8.8
December 31, 2012	399.85	367	7.33	6.73	399.95	366.40	7.34	6.72	8.88	8.44
November 30, 2012	395.1	348.8	7.25	6.40	396	295	7.26	5.41	8.75	8.01

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = Rs. 54.52 for the year ended March 31, 2013.

*	Price per share post demerger.
(1)	Source: BSE data was obtained from www.bseindia.com and NSE data was obtained from www.nseindia.com. NYSE data was obtained from www.finance.yahoo.com.

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the BSE Limited, Mumbai, The National Stock Exchange of India Limited, and our ADSs began trading in the U.S. on the New York Stock Exchange on October 19, 2000.

Trading Practices and Procedures on the Indian Stock Exchanges

The BSE and NSE (the “Exchanges”) together account for a majority of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

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

The BSE and NSE were closed on a few occasions, in the interest of protection of investor interests, due to fluctuation in prices caused by various events. On January 22, 2008, the market tumbled in opening trade due to panic selling triggering the market wide circuit filter after the intra-day 10% fall. On November 27, 2008, due to terrorist attacks in the city of Mumbai, the BSE and NSE were closed. On May 18, 2009, circuit filters were breached twice during the day and the market closed for the day upon reaching the 20% trigger point. When the markets hit the upper circuit limit on May 18, 2009, there was just a marginal fall in the index the following day.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2013 was approximately US$1.17 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. The NSE has approximately 1,500 members.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2013, was approximately US$1.20 trillion. The BSE began allowing online trading in May 1995. The BSE has approximately 1,300 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Securities Transaction Tax

A brief description of the securities transaction tax and capital gains treatment under Indian law is provided under the section “Taxation” in Item 10.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.	Additional Information

Share Capital

Our authorized share capital is Rs. 5,550,000,000 divided into 2,650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2013, 2,462,934,730 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, located in Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Memorandum and Articles of Association of Wipro Limited included as an exhibit to this Form 20-F filed with the Securities and Exchange Commission.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2013, we have thirteen directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Mr. T. K. Kurien are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

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

Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of the Resulting Company, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business.

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

Description of Equity Shares

Dividends

Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, 1956, read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s statement of profit and loss account, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares.

Audit and Annual Report

At least twenty one days before the Annual General Meeting of the Shareholders (excluding the days of mailing and date of the meeting), we must distribute to our shareholders our audited Indian GAAP balance sheet and statement of profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the Annual General Meeting. SEBI has permitted distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, a company must file the balance sheet and annual statement of profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

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

Meetings of Shareholders

We must convene an Annual General Meeting of the Shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the Shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the Annual General Meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The Annual General Meeting of the Shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the Annual General Meeting of the Shareholders may be held at any other place if so determined by our Board of Directors. Our Articles of Association provide that a quorum for an Annual General Meeting of the Shareholders is the presence of at least five shareholders in person.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting of the Shareholders. The date on which this period begins is the record date. We may close the register of shareholders to determine which shareholders are entitled to specified shareholder rights. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than 45 days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

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

Upon the acquisition of 25% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 26% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. SEBI has recently amended the Takeover Code to revise the existing limits and procedures. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to the acquisition of ADS having voting rights. The acquisition of ADSs having voting rights, irrespective of conversion into underlying equity shares, is subject to disclosures, acquisition trigger and the reporting requirements under the Takeover Code.

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

Currency Exchange Controls

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the regulations issued by the Reserve Bank of India from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

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

Foreign Direct Investment

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors do not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of Rs. 12,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified the calculation of foreign investment in an Indian Company through direct or indirect routes for such investment.

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (NRI) or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed four times the net worth of the company or its equivalent in a financial year. The RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

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

Ownership Restrictions

The limit of FII investment in a company has been linked to sectoral caps/statutory ceilings as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in the aggregate may hold no more than 24% of a company’s equity shares (subject to obtaining the approval of the shareholders by a special resolution), excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

Overseas investment – Liberalization

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 42 dated May 12, 2005, and dated September 26, 2007, issued by the Reserve Bank of India provides the terms of which an Indian entity was permitted to invest up to 400% of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (“JV/WOS”) in any bonafide business activity under automatic route.

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

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax (DDT) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. The Finance Act, 2013 has proposed to increase the surcharge on DDT for domestic companies from 5% to 10%. The Finance Act 2006 introduced an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 16.995%. Further with effect from June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. The Finance Act, 2012, with a view to remove the cascading effect in a multi-tier corporate structure, has amended the Act specifying that the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary. The Finance Act, 2013 has amended the Finance Act, 2012 to specify that the 15% tax paid on dividends received from a foreign subsidiary is available for set-off against the DDT payable by a domestic company.

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

•	In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% is levied as follows:

Category of person	Surcharge %
	Existing	Proposed by Finance Act, 2013
Resident other than company	Nil	10%, if total income > Rs. 10 million
Resident company	5%, if total income > Rs. 10 million	5%, if total income > Rs. 10 million and < Rs. 100 million

10%, if total income > Rs. 100 million

Non Resident other than company	Nil	10%, if total income > Rs. 10 million
Foreign company	2%, if total income > Rs. 10 million	2%, if total income > Rs. 10 million and < Rs. 100 million

5%, if total income > Rs. 100 million

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

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied as set forth on the table below and an additional surcharge called “education cess” of 3% in addition to the above tax and surcharge will be levied.

Category of person	Surcharge %
	Existing	Proposed by Finance Act, 2013
Resident other than company	Nil	10%, if total income > Rs. 10 million
Resident company	5%, if total income > Rs. 10 million	5%, if total income > Rs. 10 million and < Rs. 100 million

10%, if total income > Rs. 100 million

Non Resident other than company	Nil	10%, if total income > Rs. 10 million
Foreign company	2%, if total income > Rs. 10 million	2%, if total income > Rs. 10 million and < Rs. 100 million

5%, if total income > Rs. 100 million

As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax: The Finance Act, 2004 had introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2013 has proposed to reduce the rate of STT as follows:

Sl No	Nature of taxable securities transactions	Payable by	Exiting rates (in per cent)	Rates (in per cent)
(1)	(2)	(3)	(4)	(5)
1	Delivery based purchase of units of an equity oriented fund entered into in a recognised stock exchange	Purchaser	0.1	Nil
2	Delivery based sale of units of an equity oriented fund entered into in a recognised stock exchange	Seller	0.1	0.001
3	Sale of a futures in securities	Seller	0.017	0.01
4	Sale of unit of an equity oriented fund to the mutual fund	Seller	0.25	0.001

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

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act 2013 has levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buy-back of shares by an unlisted company.

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

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 12% excluding the education cess. The Finance Act, 2012 has increased the rate of service tax from 10% to 12%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are citizens or residents of the United States, or corporations (or other entities treated as corporations for United States federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, potential application of the Medicare contribution tax, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

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

A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). Our ADSs are traded on the New York Stock Exchange, an established securities market in the United States as identified by Internal Revenue Service guidance. We may also be eligible for benefits under the comprehensive income tax treaty between India and the United States.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States and will generally be “passive category income” purposes of computing the United States foreign tax credit allowable to a U.S. holder.

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

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See taxation – “Taxation of Distributions – Taxation of Capital Gains”. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 28%, may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2013. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the “qualified electing fund” election.

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

We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

We have designated certain derivative instruments as cash flow hedge to mitigate the foreign exchange exposure of forecasted highly probable cash flows. We have also designated a combination of foreign currency borrowings and related cross-currency swaps and other foreign currency derivative instruments as hedge of its net investment in foreign operations.

As of March 31, 2013, a Rs. 1 increase/decrease in the spot exchange rate of Indian rupee with U.S. dollar would result in approximately Rs. 1,638 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

As of March 31, 2013, a 1% change in the exchange rate between the U.S. dollar and the yen would result in approximately Rs. 182 increase/decrease in the fair value of cross-currency interest rate swaps.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2013, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2013, additional annual interest expense on our floating rate borrowing would amount to approximately Rs. 496.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2012 and 2013, respectively and revenues for the year ended March 31, 2011, 2012 and 2013, respectively. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2013, our cash and cash equivalents are held with major banks and financial institutions.

Item 12. Description of Securities Other Than Equity Securities

Item 12 A. Debt Securities

Not applicable.

Item 12 B. Warrants and Rights

Not applicable.

Item 12 C. Other securities

Not applicable.

Item 12 D. American Depository Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3. Fees and Charges for Holders of American Depository Receipts

J. P. Morgan Chase Bank, N.A., as Depositary for the ADSs collects fees as provided in the Deposit Agreement, as mentioned below. The following is qualified in its entirety by reference to the Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(3) to the Form F-6 filed on April 15, 2013.

“The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10)), whichever is applicable (i) a fee of U.S.$0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof, (iii) a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of the Depositary’s agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees and expenses charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.”

The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Item 12.D.4. Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2013, the Depositary did not reimburse any amount to the Company. However, the Depositary incurred for and on behalf of the Company, an expenditure of US $80,681.00 towards NYSE Listing Fees and US $71,214.21 towards broker reimbursements and other expenses related to the Annual General Meeting of Shareholders and court hearings pertaining to the approval of the Scheme and the Demerger.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 14.A Material Modifications to the Deposit Agreement and American Depositary Receipt Evidencing American Depositary Shares representing Equity Shares of Wipro Limited.

The Deposit Agreement by and among the Company, Morgan Guaranty Trust Company of New York, as Depositary, and holders of American Depositary Receipts and the American Depositary Receipt (ADR) evidencing American Depositary Shares (ADS) representing Equity Shares of Wipro Limited was amended on April 15, 2013 (the “Amendment”). The following is a summary of the general effect of the modification of the rights of the holders of ADRs, ADSs or interests therein. The summary is qualified in its entirety by reference to the Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(3) to the Form F-6 filed on April 15, 2013.

The Custodian. The Custodian is an agent of the Depositary. The Depositary reserves the right to add, replace or remove a Custodian, and must give prompt notice of any such action, which will be advance notice, if practicable. The Depositary is not liable for any act or omission to act on the part of the Custodian, except to the extent of Custodian’s (i) fraud or willful misconduct in the provision of custodial services to the Depositary, or (ii) failure to use reasonable care in the provision of custodial services to the Depositary, as determined in accordance with the standards prevailing the jurisdiction in which the Custodian is located.

Notices. Notices to a person or persons in whose name an ADR is registered on the ADR Register (“Holders”) are deemed given when first mailed, first class postage prepaid, to the address of such Holder on the ADR Register or received by such Holder. Failure to notify any Holder or any defect in the notification to any such Holder shall not affect the sufficiency of notification to other Holders or to the beneficial owners of ADSs held by such other Holders.

Consent to Jurisdiction. By holding an ADS or an interest therein, Holders and owners of ADSs agree that any legal suit, action or proceeding against the Company or the Depositary, arising out of or based upon the Deposit Agreement or the transactions contemplated by the Deposit Agreement, may only be instituted in a state or federal court in New York, New York, and by holding an ADS or an interest therein, each irrevocably waives any objection which it may now or later have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each Holder and beneficial owner and/or Holder of interests in ADRs irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the Depositary and/or the Company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the Deposit Agreement or any transaction contemplated in the Deposit Agreement, or the breach of the Deposit Agreement (whether based on contract, tort, common law or any other theory).

Joint and Several Liability for Taxes. Holders of ADRs or any deposited securities represented by the ADSs evidenced by the ADRs or any distributions on the ADRs shall be liable, jointly and severally, and agree to indemnify, defend and save harmless each of the Depositary and its agents for any tax or other governmental charges (including any penalties and/or interest) that shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs or any deposited securities represented by the ADSs evidenced by the ADRs or any distributions on the ADRs.

Each Holder of an ADR or an interest therein agrees to indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

See Item 12.D.3, Fees and Charges for Holders of American Depository Receipts for the current fees and charges of the Depositary.

Record Dates. The Depositary may, after consultation with the Company if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding record date set by the Company) for the determination of Holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program and for any expenses provided for in the fees and charges described in Item 12.D.3 Fees and Charges for Holders of ADRs.

Voting of Deposited Securities. The Depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of Deposited Securities, distribute to the Holders a notice that provides Holders with, or otherwise publicizes to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are strongly encouraged to forward their voting instructions as soon as possible. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

Appointment. Each Holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the Deposit Agreement and the applicable ADR(s), and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2013, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2013. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited’s (“the Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated 12 June 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Bangalore, India
June 12, 2013

Change in internal controls over financial reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies with all the practices as described in the final Corporate Governance Rules and Listing standards of the New York Stock Exchange as approved by the Securities and Exchange Commission on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

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

	Year ended March 31,
	2012		2013
	(in millions)
Audit fees	Rs.	94	Rs.	94
Tax fees		47		49
All other fees		9		12

Total	Rs.	150	Rs.	155

Audit services – comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statement.

Tax services – comprise fees for tax compliance, tax assessment and tax planning services rendered by the independent registered public accounting firm. These services include corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

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

•

Listing Agreement with Indian stock exchanges require 50% of the Board of Directors to be independent directors in the case of executive Chairman of the Board (it is 33.33% in other cases) while NYSE listing requirements specify that a majority of the Board to consist of independent directors.

•

Listing Agreement with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing specifies that all the members of the Audit Committee must be independent directors.

•

The requirement for a Nomination Committee and Compensation Committee are not compulsory as per Listing Agreements with Indian stock exchanges. The Listing Agreements with the Indian stock exchanges do not require independent compensation committees. These are mandatory requirements as per NYSE Listing requirements. A Shareholders Grievance committee is mandatory under Listing Agreements with stock exchanges and is not a requirement under NYSE Listing requirements.

•	Criteria for determining directors to be independent also differ between the two countries Listing requirements.

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

Item 18. Financial Statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wipro Limited’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 12 June 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India
June 12, 2013

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2012	2013	2013
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
ASSETS
Goodwill	6	67,937	54,756	1,004
Intangible assets	6	4,229	1,714	31
Property, plant and equipment	5	58,988	50,525	927
Investment in equity accounted investees	17	3,232	—	—
Derivative assets	16	3,462	51	1
Deferred tax assets	19	2,597	4,235	78
Non-current tax assets		10,287	10,308	189
Other non-current assets	12	11,781	10,738	197

Total non-current assets		162,513	132,327	2,427

Inventories	10	10,662	3,263	60
Trade receivables	9	80,328	76,635	1,406
Other current assets	12	25,743	31,069	570
Unbilled revenues		30,025	31,988	587
Available for sale investments	8	41,961	69,171	1,269
Current tax assets		5,635	7,408	136
Derivative assets	16	1,468	3,031	56
Cash and cash equivalents	11	77,666	84,838	1,556

Total current assets		273,488	307,403	5,638

TOTAL ASSETS		436,001	439,730	8,065

EQUITY
Share capital		4,917	4,926	90
Share premium		30,457	11,760	216
Retained earnings		241,912	259,178	4,754
Share based payment reserve		1,976	1,316	24
Other components of equity		6,594	7,174	132
Shares held by controlled trust		(542)	(542)	(10)

Equity attributable to the equity holders of the Company		285,314	283,812	5,206
Non-controlling interest		849	1,171	21

Total equity		286,163	284,983	5,227

LIABILITIES
Loans and borrowings	13	22,510	854	16
Derivative liabilities	16	307	118	2
Deferred tax liabilities	19	353	846	16
Non-current tax liabilities		5,403	4,790	88
Other non-current liabilities	15	3,519	3,390	62
Provisions	15	61	9	—

Total non-current liabilities		32,153	10,007	184

Loans and borrowings and bank overdraft	13	36,448	62,962	1,155
Trade payables and accrued expenses	14	47,258	48,067	882
Unearned revenues		9,569	10,347	190
Current tax liabilities		7,232	10,226	188
Derivative liabilities	16	6,354	975	18
Other current liabilities	15	9,703	10,989	202
Provisions	15	1,121	1,174	22

Total current liabilities		117,685	144,740	2,655

TOTAL LIABILITIES		149,838	154,747	2,838

TOTAL EQUITY AND LIABILITIES		436,001	439,730	8,065

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2011	2012	2013	2013
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Continuing operations
Revenues	22	271,437	318,747	374,256	6,865
Cost of revenues	23	(186,613)	(225,794)	(260,665)	(4,781)

Gross profit		84,824	92,953	113,591	2,083

Selling and marketing expenses	23	(14,043)	(17,953)	(24,213)	(444)
General and administrative expenses	23	(16,843)	(18,416)	(22,032)	(404)
Foreign exchange gains / (losses), net		503	3,328	2,626	48

Results from operating activities		54,441	59,912	69,972	1,283

Finance expense	24	(1,924)	(3,371)	(2,693)	(49)
Finance and other income	25	6,631	8,982	11,317	208

Profit before tax		59,148	65,523	78,596	1,442

Income tax expense	19	(8,878)	(12,955)	(16,912)	(310)

Profit for the year from continuing operations		50,270	52,568	61,684	1,132

Discontinued operations
Profit after tax for the year from discontinued operations	4	3,051	3,419	5,012	92

Profit for the year		53,321	55,987	66,696	1,224

Profit attributable to:
Equity holders of the Company		52,977	55,730	66,359	1,218
Non-controlling interest		344	257	337	6

Profit for the year		53,321	55,987	66,696	1,224

Profit from continuing operations attributable to:
Equity holders of the Company		49,938	52,325	61,362	1,126
Non-controlling interest		332	243	322	6

		50,270	52,568	61,684	1,132

Earnings per equity share:	26
Basic		21.74	22.76	27.05	0.50
Diluted		21.61	22.69	26.98	0.49

Earnings per share from continuing operations:
Basic		20.49	21.36	25.01	0.46
Diluted		20.36	21.29	24.95	0.46

Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,437,492,921	2,449,777,457	2,453,218,759	2,453,218,759
Diluted		2,453,409,506	2,457,511,538	2,459,184,321	2,459,184,321

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2011	2012	2013	2013
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)

Profit for the year		53,321	55,987	66,696	1,224

Other comprehensive income, net of taxes:
Foreign currency translation differences:
Translation difference relating to foreign operations	18	1,222	9,226	5,038	92
Net change in fair value of hedges of net investment in foreign operations	18	20	(2,780)	(1,055)	(19)
Net change in fair value of cash flow hedges	16, 19	3,684	(350)	2,847	52
Net change in fair value of available for sale investments	8, 19	29	(20)	229	4

Total other comprehensive income, net of taxes		4,955	6,076	7,059	129

Total comprehensive income for the year		58,276	62,063	73,755	1,353

Attributable to:
Equity holders of the Company		57,956	61,744	73,358	1,346
Non-controlling interest		320	319	397	7

		58,276	62,063	73,755	1,353

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity attributable to the
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust *	equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2010	1,468,211,189	2,936	29,188	165,789	3,140	258	(4,692)	35	(542)	196,112	437	196,549

Total Comprehensive income for the year
Profit for the year	—	—	—	52,977	—	—	—	—	—	52,977	344	53,321
Other comprehensive income	—	—	—	—	—	1,266	3,684	29	—	4,979	(24)	4,955

Total Comprehensive income for the year	—	—	—	52,977	—	1,266	3,684	29	—	57,956	320	58,276

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company

Cash dividend paid (including dividend tax thereon)	—	—	—	(15,516)	—	—	—	—	—	(15,516)	(66)	(15,582)
Issue of shares in form of stock dividend	979,765,124	1,960	(1,960)	—	—	—	—	—	—	—	—	—
Issue of equity shares on exercise of options	6,432,832	12	2,896	—	(2,872)	—	—	—	—	36	—	36
Compensation cost related to employee share based payment	—	—	—	—	1,092	—	—	—	—	1,092	—	1,092

Total transactions with owners of the company	986,197,956	1,972	936	(15,516)	(1,780)	—	—	—	—	(14,388)	(66)	(14,454)

As at March 31, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity attributable
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust *	to the equity holders of the Company	Non- controlling interest	Total equity

As at April 1, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371

Total Comprehensive income for the year
Profit for the year	—	—	—	55,730	—	—	—	—	—	55,730	257	55,987
Other comprehensive income	—	—	—	—	—	6,384	(350)	(20)	—	6,014	62	6,076

Total Comprehensive income for the year	—	—	—	55,730	—	6,384	(350)	(20)	—	61,744	319	62,063

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,068)	—	—	—	—	—	(17,068)	(161)	(17,229)
Issue of equity shares on exercise of options	4,347,083	9	333	—	(333)	—	—	—	—	9	—	9
Compensation cost related to employee share based payment	—	—	—	—	949	—	—	—	—	949	—	949

Total transactions with owners of the company	4,347,083	9	333	(17,068)	616	—	—	—	—	(16,110)	(161)	(16,271)

As at March 31, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust *	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity

As at April 1, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163

Total Comprehensive income for the year
Profit for the year	—	—	—	66,359	—	—	—	—	—	66,359	337	66,696
Other comprehensive income	—	—	—	—	—	3,923	2,847	229	—	6,999	60	7,059

Total Comprehensive income for the year	—	—	—	66,359	—	3,923	2,847	229	—	73,358	397	73,755

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,066)	—	—	—	—	—	(17,066)	(14)	(17,080)
Issue of equity shares on exercise of options	4,178,502	9	1,303	—	(1,303)	—	—	—	—	9	—	9
Compensation cost related to employee share based payment	—	—	—	—	643	—	—	—	—	643	—	643
Effect of demerger of diversified business (note 4)	—	—	(20,000)	(32,027)	—	(6,361)	—	(58)	—	(58,446)	(61)	(58,507)

Total transactions with owners of the company	4,178,502	9	(18,697)	(49,093)	(660)	(6,361)	—	(58)	—	(74,860)	(75)	(74,935)

As at March 31, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983

Convenience translation into US $ in millions (Unaudited) Refer note 2(iv)		90	216	4,754	24	100	28	4	(10)	5,206	21	5,227

*	Represents 14,841,271 treasury shares held as of March 31, 2011, 2012 and 2013.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rupees in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2011	2012	2013	2013
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the year	53,321	55,987	66,696	1,223
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(131)	(104)	(230)	(4)
Depreciation and amortization	8,211	10,129	10,835	199
Exchange (gain) / loss	1,036	1,938	1,185	22
Impact of hedging activities	4,389	1,095	(25)	—
Gain on sale of investments	(192)	(187)	(2,464)	(45)
Loss on sale of subsidiary	—	77	—	—
Share based compensation	1,092	949	643	12
Income tax expense	9,714	13,763	18,349	337
Share of (profits)/losses of equity accounted investees, net of taxes	(648)	(333)	107	2
Dividend and interest (income)/expenses, net	(5,684)	(7,651)	(9,417)	(174)
Changes in operating assets and liabilities:
Trade receivables	(10,699)	(17,470)	(3,168)	(58)
Unbilled revenues	(7,441)	(5,876)	(1,963)	(36)
Inventories	(1,781)	(862)	(47)	(1)
Other assets	(5,451)	(3,501)	(2,116)	(39)
Trade payables and accrued expenses	5,674	4,289	6,789	125
Unearned revenues	(867)	2,898	713	13
Other liabilities and provisions	(813)	1,040	2,614	48

Cash generated from operating activities before taxes	49,730	56,181	88,501	1,623
Income taxes paid, net	(9,293)	(16,105)	(18,079)	(333)

Net cash generated from operating activities	40,437	40,076	70,422	1,292

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(12,211)	(12,977)	(10,616)	(195)
Proceeds from sale of property, plant and equipment and intangible assets	521	774	471	9
Purchase of available for sale investments	(474,476)	(338,599)	(492,158)	(9,027)
Investment in associate	—	—	(130)	(2)
Proceeds from sale of available for sale investments	456,894	346,826	456,075	8,365
Investment in newly acquired subsidiaries under demerged business	—	—	(8,276)	(152)
Impact of net investment hedging activities, net	—	—	(2,667)	(49)
Investment in inter-corporate deposits	(14,290)	(14,550)	(12,460)	(230)
Refund of inter-corporate deposits	20,100	10,380	11,410	209
Cash transferred pursuant to Demerger	—	—	(4,163)	(76)
Payment for business acquisitions including deposit in escrow, net of cash acquired	(140)	(7,920)	(3,074)	(56)
Interest received	3,960	5,799	7,376	135
Dividend received	2,403	2,211	639	12

Net cash (used) in investing activities	(17,239)	(8,056)	(57,573)	(1,056)

Cash flows from financing activities:
Proceeds from issuance of equity shares	25	22	9	—
Repayment of loans and borrowings	(82,718)	(70,127)	(96,911)	(1,778)
Proceeds from loans and borrowings	72,596	70,839	108,305	1,987
Interest paid on loans and borrowings	(696)	(902)	(1,044)	(19)
Payment of cash dividend (including dividend tax thereon)	(15,585)	(17,229)	(17,080)	(313)

Net cash (used) in financing activities	(26,378)	(17,397)	(6,721)	(123)

Net increase / (decrease) in cash and cash equivalents during the year	(3,180)	14,623	6,128	113
Effect of exchange rate changes on cash and cash equivalents	523	1,680	789	14
Cash and cash equivalents at the beginning of the year	63,556	60,899	77,202	1,416

Cash and cash equivalents at the end of the year (note 11)	60,899	77,202	84,119	1,619

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Rupees in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Outsourcing (“BPO”) services, globally. Effective as of March 31, 2013, the Group completed the demerger (the “Demerger”) of its consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India.

The Diversified Business is presented as a discontinued operation in the accompanying consolidated financial statements. See Note 4 of these Consolidated Financial Statements for more information regarding the Demerger.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by Audit Committee on June 12, 2013.

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

The consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.

All amounts included in the consolidated financial statements are reported in millions of Indian rupees (rupees in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

When an operation is classified as a discontinued operation the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative period. The Company has retrospectively applied the discontinued operation presentation from the start of the comparative period.

(iii)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:–

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	the defined benefit asset is recognised as plan assets, unrecognized past service cost, less the present value of the defined benefit obligation.

(iv)	Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2013, have been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 54.52, as published by Federal Reserve Board of Governors on March 29, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. To date, the Company has not incurred a material loss on any fixed-price and fixed-timeframe contract.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though the Company considers all these issues in estimating income taxes, there could be an unfavorable resolution of such issues.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

(i)	Basis of consolidation

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

Equity accounted investees

Equity accounted investees are entities in respect of which the Company has significant influence, but not control, over the financial and operating policies. Generally, a company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

Non-controlling interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interest at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest have a deficit balance.

(ii)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Company’s subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, the national currency of India, which is the functional currency of Wipro Limited and its domestic subsidiaries and equity accounted investees.

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

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity. When a foreign operation is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

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

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at anytime, without prior notice or penalty on the principal.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

D.	Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

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

B.	Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a combination of foreign currency denominated borrowings and related cross-currency swaps as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

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

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury Shares. The Company has 14,841,271 treasury shares as of March 31, 2012 and 2013. Treasury shares are recorded at acquisition cost.

c)	Retained earnings

Retained earnings comprises of the Company’s prior years’ undistributed earnings after taxes. A portion of these earnings amounting to Rs. 1,139 is not freely available for distribution.

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

The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. Freehold land is not depreciated. The estimated useful life of assets are reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets for the current and comparative period are as follows:

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

Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as of each reporting date and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress.

(vii)	Business combination, Goodwill and Intangible assets

a)	Business combination

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

b)	Goodwill

The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

c)	Intangible assets

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

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

Impairment losses on trade and other receivables are recognized using separate allowance accounts. Refer Note 2 (iv) for further information regarding the determination of impairment.

B.	Available for sale financial asset

When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative gain/loss that has been recognized in other comprehensive income, a component of equity in other reserve is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

b)	Non financial assets

The Company assesses long-lived assets, such as property, plant, equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

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

The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditure for defined contribution plans is recognized as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Company. The present value of the defined benefit obligations is calculated using the projected unit credit method.

The company has the following employee benefit plans:

A.	Provident fund

Employees receive benefits from a provident fund, which is a defined benefit plan. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company; while the remainder of the contribution is made to the government administered pension fund. The Company is generally liable for any shortfall in the fund assets based on the government specified minimum rates of return. The Company’s obligation in respect of provident fund, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses immediately in the statement of income.

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

The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilized accumulating compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognized in the period in which the absences occur. The Company recognizes actuarial gains and losses immediately in the statement of income.

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

(xix)	Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed off or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

A demerger that is a business under common control is outside the scope of IFRS 3, Business Combination and IFRIC 17, Non-Current Assets Held for Sale and Discontinued Operations and can be accounted using either carrying values or fair values. The Company accounts for such demergers at carrying value.

New Accounting standards adopted by the Company:

The Company adopted an amendment to IFRS 7 “Disclosures – Transfers of financial assets” (“IFRS 7”) effective April 1, 2012. The purpose of the amendment is to enhance the existing disclosures in IFRS 7 when an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. Adoption of amendment to IFRS 7 did not have a material effect on these consolidated financial statements.

New Accounting standards not yet adopted by the Company:

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures – offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the statement of financial position. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company has evaluated the requirements of IFRS 7 and these requirements are not expected to have a material impact on the consolidated financial statements.

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

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”. The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company has evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”. The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value or change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 is effective for fiscal years beginning on or after January 1, 2013. Early application is permitted. The Company has evaluated the requirements of IFRS 13 and these requirements are not expected to have a material impact on the consolidated financial statements.

In June 2011, the IASB issued Amendment to IAS 1 “Presentation of Financial Statements” that will improve and align the presentation of items of other comprehensive income (OCI) in financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). The amendments require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments will also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is effective for fiscal years beginning on or after July 1, 2012. Earlier adoption is permitted. The Company has evaluated the requirements of IAS 1 and these requirements are not expected to have a material impact on the consolidated financial statements.

In June 2011, the IASB issued IAS 19 (Amended) “Employee Benefits”. The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires return on assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through Other Comprehensive Income. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2013. Earlier adoption is permitted. The Company has evaluated the requirements of IAS 19 (Amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the statements of financial position. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In May 2012, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. This standard provides comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose. The objective of the standard is to enable the entities to disclose the significant judgement and assumptions it has made in determining:

i)	the nature of its interest in another entity or arrangement, i.e control, joint control or significant influence.

ii)	The type of joint arrangement when the joint arrangement is structured through separate vehicle.

IFRS 12 is effective for fiscal years beginning on or after January 1, 2013. Early application is permitted. The Company has evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

4.	Demerger of diversified business and discontinued operations

During the year, the Company had initiated and completed the Demerger of the Diversified Business. The scheme of arrangement (“Scheme”) involved the transfer of the Diversified Business to Wipro Enterprises Limited (“Resulting Company”), a company incorporated under the laws of India. The Resulting Company, at the option of the shareholder of the Company, issued either its equity or redeemable preference shares in consideration of the Demerger to each shareholder of the Company on a proportionate basis. The Scheme also provided an option for the public shareholders to exchange equity shares of the Resulting Company for the listed shares in the Company held by the Promoter Group. The Scheme is effective March 31, 2013 after receiving the sanction of the Honorable High Court and filing of the certified copy of the Scheme with the Registrar of Companies.

In connection with the Demerger, all subsidiaries which pertained to the Diversified Business were transferred to the Resulting Company. Certain of these subsidiaries in turn possessed subsidiaries which do not pertain to the Diversified Business and instead are considered a portion of the IT Services business segment. Therefore, the Resulting Company is now in the process of completing the transfer of the IT Services related subsidiaries back to the Company. In the interim, the board of directors of the Resulting Company has authorized the Company to retain all operating and management control for such subsidiaries, including the power to govern the operating and financial policies, the appointing of a majority of the board of directors, and appointment of key management personnel.

Following the Effective Date, the Diversified Business is classified and presented in the consolidated financial statements as discontinued operation in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered as a business under common control and hence is outside the scope of application of IFRS 3 and IFRIC 17. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date will be at their carrying values. Consequent upon giving effect to the Scheme of Demerger:.

(i)	The assets and liabilities of the demerged undertaking have been transferred to the Resulting Company at their carrying amounts as of the effective date;

(ii)	The carrying amount of net assets transferred pursuant to the Scheme has been accounted as under:

a.	The securities premium account has been reduced by Rs. 20,000 as per the court order; and

b.	The retained earnings has been reduced by the balance amount.

In January 2013, the Company acquired 100% share capital of L.D. Waxson (Singapore) Pte Limited and Hervil S.A. These subsidiaries were transferred to the Resulting Company as part of the Diversified Business and are presented as part of the results from discontinued operations. Since the Company intended to transfer these subsidiaries to the Resulting Company since the acquisition date, the Company has adopted the single line method of consolidation for these subsidiaries.

The results of the Diversified Business are as follows:

	Year ended March 31,
	2011		2012		2013
Revenues	Rs.	39,104	Rs.	53,226	Rs.	56,706
Expenses (net)		(35,876)		(49,125)		(51,530)
Finance and other income/(expense), net		12		(207)		1,380
Share of profits/(losses) of equity accounted investee, net of taxes		648		333		(107)

Profit before tax		3,888		4,227		6,449

Income tax expense		(837)		(808)		(1,437)

Profit for the period from discontinued operations	Rs.	3,051	Rs.	3,419	Rs.	5,012

	Year ended March 31,
	2011		2012		2013
Profit from discontinued operations attributable to:
Equity holders of the Company	Rs.	3,040	Rs.	3,405	Rs.	4,997
Non-controlling interest		11		14		15

	Rs.	3,051	Rs.	3,419	Rs.	5,012

Earnings per equity share:
Basic		1.25		1.39		2.04
Diluted		1.24		1.39		2.03

Weighted average number of equity shares used in computing earnings per equity share:
Basic		2,437,492,921		2,449,777,457		2,453,218,759
Diluted		2,453,409,506		2,457,511,538		2,459,184,321

Cash flows from/ (used in) discontinued operations

	Year ended March 31,
	2011		2012		2013
Net cash flows from operating activities	Rs.	1,412	Rs.	4,298	Rs.	5,709
Net cash flows used in investing activities		(1,086)		(3,321)		(9,825)
Net cash flows from/(used) in financing activities		(457)		(161)		4,611

Increase/(decrease) in net cash flows for the period	Rs.	(131)	Rs.	816	Rs.	495

Effect of disposal on the financial position of the Company (carrying values)

Goodwill	Rs.	18,660
Intangible assets		3,255
Property, plant and equipment		9,722
Investment in equity accounted investee		3,193
Investment in newly acquired subsidiaries		8,276
Other assets		6,175
Inventories		7,543
Trade receivables		7,048
Available for sale investments		13,009
Current tax assets		14
Cash and cash equivalents		4,163
Loans and borrowings		(7,515)
Deferred tax liabilities, net		(1,122)
Trade payables, other liabilities and provisions		(13,914)

Net assets and liabilities	Rs.	58,507

The above is effected in the consolidated financial statements of changes in equity.

5.	Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total

Cost:
As at April 1, 2011	Rs.	3,754	Rs.	22,968	Rs.	54,209	Rs.	11,024	Rs.	2,599	Rs.	94,554
Translation adjustment		30		389		1,951		229		26		2,625
Additions		445		2,113		10,096		1,729		69		14,452
Acquisition through business combination		58		15		279		51		9		412
Disposal / adjustments		(44)		(159)		(960)		(523)		(621)		(2,307)

As at March 31, 2012	Rs.	4,243	Rs.	25,326	Rs.	65,575	Rs.	12,510	Rs.	2,082	Rs.	109,736

Accumulated depreciation/impairment:
As at April 1, 2011	Rs.	—	Rs.	2,502	Rs.	35,649	Rs.	6,438	Rs.	2,119	Rs.	46,708
Translation adjustment		—		136		1,233		132		21		1,522
Depreciation		—		649		6,537		2,077		281		9,544
Disposal / adjustments		—		(28)		(622)		(381)		(536)		(1,567)

As at March 31, 2012	Rs.	—	Rs.	3,259	Rs.	42,797	Rs.	8,266	Rs.	1,885	Rs.	56,207

Capital work-in-progress												5,459

Net carrying value as at March 31, 2012											Rs.	58,988

Cost:
As at April 1, 2012	Rs.	4,243	Rs.	25,326	Rs.	65,575	Rs.	12,510	Rs.	2,082	Rs.	109,736
Translation adjustment		15		267		1,235		70		9		1,596
Additions		159		396		5,960		910		52		7,477
Acquisition through business combination		—		2		200		7		—		209
Disposal / adjustments		(4)		(109)		(1,624)		(716)		(417)		(2,870)
Effect of demerger of diversified business		(423)		(3,095)		(9,548)		(1,101)		(296)		(14,463)

As at March 31, 2013	Rs.	3,990	Rs.	22,787	Rs.	61,798	Rs.	11,680	Rs.	1,430	Rs.	101,685

Accumulated depreciation/impairment:
As at April 1, 2012	Rs.	—	Rs.	3,259	Rs.	42,797	Rs.	8,266	Rs.	1,885	Rs.	56,207
Translation adjustment		—		89		786		23		9		907
Depreciation		—		745		7,651		1,647		143		10,186
Disposal / adjustments		—		(69)		(1,503)		(645)		(391)		(2,608)
Effect of demerger of diversified business		—		(987)		(5,641)		(717)		(251)		(7,596)

As at March 31, 2013		—	Rs.	3,037	Rs.	44,090	Rs.	8,574	Rs.	1,395	Rs.	57,096

Capital work-in-progress **												5,936

Net carrying value as at March 31, 2013											Rs.	50,525

*	Including net carrying value of computer equipment and software amounting to Rs. 7,463 and Rs. 7,236 as at March 31, 2012 and 2013, respectively.
**	Net of Rs. 2,855 pertains to the Diversified Business and is presented as discontinued operations.

Interest capitalized by the Company was Rs. 63 and Rs. 197 for the year ended March 31, 2012 and 2013, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2012 and 2013 are 11.07% and 8.82%, respectively.

6.	Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2012		2013

Balance at the beginning of the year	Rs.	54,818	Rs.	67,937
Translation adjustment		7,207		3,810
Acquisition through business combination, net		5,912		1,669
Effect of demerger of diversified business		—		(18,660)

Balance at the end of the year	Rs.	67,937	Rs.	54,756

Acquisition through business combination for the year ended March 31, 2013, includes goodwill recognized on the acquisition of Promax Applications Group, AIT Software Services PTE Ltd and VIT Consultancy Pvt Ltd under the IT Services Segment.

The Company has recognized additional goodwill as a result of earn-out provisions from business combinations consummated in fiscal years 2006 and 2007 (contingent consideration) amounting to Rs. 207 and Nil during the year ended March 31, 2012 and 2013, respectively.

Goodwill as at March 31, 2012 and 2013 has been allocated to the following reportable segments:

	As at March 31,
Segment	2012		2013

IT Services	Rs.	49,809	Rs.	54,169
IT Products		546		587
Consumer Care and Lighting		15,354		—
Others		2,228		—

Total	Rs.	67,937	Rs.	54,756

The goodwill held in Infocrossing and Healthcare cash generating units (CGU) are considered significant in comparison to the total carrying amount of goodwill as at March 31, 2013. The goodwill held in these CGUs are as follows:

	As at March 31,
CGUs	2012		2013

Infocrossing	Rs.	13,221	Rs.	14,113
Healthcare		11,358		12,252
Unza		14,173		—	*

*	transferred to diversified business pursuant to the Demerger and presented as discontinued operations.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Cost:
As at April 1, 2011	Rs.	1,943	Rs.	3,395	Rs.	5,338
Translation adjustment		123		171		294
Acquisition through business combination		864		—		864
Additions		—		97		97

As at March 31, 2012	Rs.	2,930	Rs.	3,663	Rs.	6,593

Accumulated amortization and impairment:
As at April 1, 2011	Rs.	733	Rs.	1,054	Rs.	1,787
Translation adjustment		—		65		65
Amortization		429		83		512

As at March 31, 2012	Rs.	1,162	Rs.	1,202	Rs.	2,364

Net carrying value as at March 31, 2012	Rs.	1,768	Rs.	2,461	Rs.	4,229

Cost:
As at April 1, 2012	Rs.	2,930	Rs.	3,663	Rs.	6,593
Translation adjustment		31		55		86
Acquisition through business combination		497		663		1,160
Additions		—		—		—
Effect of demerger of diversified business		(455)		(3,563)		(4,018)

As at March 31, 2013	Rs.	3,003	Rs.	818	Rs.	3,821

Accumulated amortization and impairment:
As at April 1, 2012	Rs.	1,162	Rs.	1,202	Rs.	2,364
Translation adjustment		—		125		125
Amortization		470		53		523
Effect of demerger of diversified business		—		(905)		(905)

As at March 31, 2013	Rs.	1,632	Rs.	475	Rs.	2,107

Net carrying value as at March 31, 2013	Rs.	1,371	Rs.	343	Rs.	1,714

Net carrying value of marketing-related intangibles includes indefinite life intangible assets (brands and trade-marks) of Rs. 1,745 and Nil as of March 31, 2012 and 2013, respectively. These marketing-related intangibles were transferred to the Resulting Company as part of the Diversified Business pursuant to the Demerger and are presented as discontinued operations.

The assessment of marketing-related intangibles (brands and trade-marks) that have an indefinite life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the geographies in which these brands operate.

Amortization expense on intangible assets is included in selling and marketing expenses in the statement of income.

As of March 31, 2013, the estimated remaining amortization period for customer-related intangibles acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period

Citi Technology Services Limited	1.75 years
Science Application International Corporation	0.25 - 8.25 years
Promax Applications Group	0.25 - 9.25 years

Goodwill and indefinite life intangible were tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on the Company’s weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

d)	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions.

Year ended March 31,
Assumptions	2012	2013

Terminal value long- term growth rate	3% - 6%	2% - 6%
After tax discount rate	10% - 16%	10% - 15.5%
Before tax discount rate	11.4% - 20.8%	11.7% - 23.1%

Based on the above, no impairment was identified as of March 31, 2012 and 2013 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2012 and 2013 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

7.	Business combination

A summary of the acquisitions completed in the financial year 2010-11 and 2011-12 is given below

Name of entity and effective date of acquisition	Nature of business	Management’s assessment of business rationale

Global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation Inc., along with 100% of the share capital in SAIC Europe Limited and SAIC India Private Limited. On July 2, 2011 the Company also acquired 100% of the share capital of SAIC Gulf LLC (Collectively referred as “SAIC”)

(June and July 2011)

	Global oil and gas consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment	The acquisition will further strengthen Company’s presence in the Energy, Natural Resources and Utilities domain.

The total purchase price has been allocated to the acquired assets and liabilities as follows:

Name of entity	Purchase consideration including earn-outs	Net assets	Deferred tax liabilities	Intangible assets	Goodwill
SAIC	7,536	1,478	7	756	5,309

8.	Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2012								As at March 31, 2013
	Cost *		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value		Cost *		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	32,635	Rs.	96	Rs.	(25)	Rs.	32,706	Rs.	37,478	Rs.	295	Rs.	—	Rs.	37,773
Certificate of deposits		9,267		—		(12)		9,255		31,419		—		(21)		31,398

Total	Rs.	41,902	Rs.	96	Rs.	(37)	Rs.	41,961	Rs.	68,897	Rs.	295	Rs.	(21)	Rs.	69,171

*	Available for sale investments include investments amounting to Rs. 400 and Rs. 544 as of March 31, 2012 and 2013, respectively, pledged as margin money deposit for entering into currency future contracts. The counterparties have an obligation to return the securities to the Company upon settling all the open currency future contracts. There are no other significant terms and conditions associated with the use of collateral.

9.	Trade receivables

	As at March 31,
	2012		2013
Trade receivables	Rs.	83,076	Rs.	80,260
Allowance for doubtful accounts receivable		(2,748)		(3,625)

	Rs.	80,328	Rs.	76,635

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2012		2013
Balance at the beginning of the year	Rs.	2,594	Rs.	2,748
Additions during the year, net		393		1,242
Uncollectable receivables charged against allowance		(239)		(120)
Effect of demerger of diversified business		—		(245)

Balance at the end of the year	Rs.	2,748	Rs.	3,625

10.	Inventories

Inventories consist of the following:

	As at March 31,
	2012		2013
Stores and spare parts	Rs.	1,271	Rs.	1,234
Raw materials and components		4,144		648
Work in progress		1,410		43
Finished goods		3,837		1,338

	Rs.	10,662	Rs.	3,263

11.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2011, 2012 and 2013 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2011		2012		2013
Cash and bank balances	Rs.	27,628	Rs.	41,141	Rs.	35,683
Demand deposits with banks (1)		33,513		36,525		49,155

	Rs.	61,141	Rs.	77,666	Rs.	84,838

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at March 31,
	2011		2012		2013
Cash and cash equivalents (as per above)	Rs.	61,141	Rs.	77,666	Rs.	84,838
Bank overdrafts		(242)		(464)		(719)
	Rs.	60,899	Rs.	77,202	Rs.	84,119

12.	Other assets

	As at March 31,
	2012		2013
Current
Interest bearing deposits with corporates (1)	Rs.	8,410	Rs.	9,460
Prepaid expenses		5,507		6,100
Due from officers and employees		1,681		1,666
Finance lease receivables		2,003		2,484
Advance to suppliers		1,868		1,975
Deferred contract costs		1,659		2,422
Interest receivable		1,123		2,235
Deposits		227		894
Balance with excise and customs		1,543		1,415
Non-convertible debentures		45		42
Others		1,677		2,376

	Rs.	25,743	Rs.	31,069

Non current
Prepaid expenses including rentals for leasehold land	Rs.	3,422	Rs.	4,195
Finance lease receivables		5,710		5,418
Deposits		2,507		422
Non-convertible debentures		84		—
Others		58		703

	Rs.	11,781	Rs.	10,738

Total	Rs.	37,524	Rs.	41,807

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for periods ranging from 3 to 5 years, with lease payments due in monthly, quarterly or semi-annual installments. Details of finance lease receivables are given below:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2012		2013		2012		2013

Not later than one year	R	s.2,043	R	s.2,557	R	s.1,964	R	s.2,362
Later than one year but not later than five years		6,776		6,443		5,588		5,382
Unguaranteed residual values		180		172		161		158

Gross investment in lease		8,999		9,172		—		—
Less: Unearned finance income		(1,286)		(1,270)		—		—

Present value of minimum lease payment receivable	R	s.7,713	R	s.7,902	R	s.7,713	R	s.7,902

Included in the financial statements as follows:
Current finance lease receivables					R	s.2,003	R	s.2,484
Non-current finance lease receivables						5,710		5,418

13.	Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to Rs. 35,740 and Rs. 42,241 as at March 31, 2012 and 2013, respectively. Short-term borrowings from banks as of March 31, 2013 primarily consist of lines of credit of approximately Rs. 24,866, US$ 742 million, SAR 90 million, GBP 15 million, RM (Chinese Yuan) 19 million from bankers primarily for working capital requirements. As of March 31, 2013, the Company has unutilized lines of credit aggregating Rs. 14,251, US$ 163 million, SAR 90 million, GBP 15 million, respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 38,611 for operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2013, an amount of Rs. 14,858 was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

Currency	As at March 31, 2012			As at March 31, 2013
	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing Japanese Yen	35,016	Rs.	21,728	35,016	Rs.	20,147	1.94%	April 2013

Unsecured term loan Indian Rupee	NA		463	NA		241	0%	2013 - 2015
Saudi Riyals	6		79	—		—	—	—
Others			177			42	0 - 2%	2013 - 2014

Other secured term loans			55			—	—	—

		Rs.	22,502		Rs.	20,430

Obligations under finance leases			716			1,145

		Rs.	23,218		Rs.	21,575

Current portion of long term loans and borrowings		Rs.	708		Rs.	20,721
Non-current portion of long term loans and borrowings			22,510			854

The Company has entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and has designated a portion of these as hedge of net investment in foreign operation.

The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2013, the Company has met the covenants under these arrangements.

A portion of the above short-term loans and borrowings, primarily obligation under finance leases and other secured term loans aggregating to Rs. 2,398 and Rs. 3,127 as at March 31, 2012 and 2013, respectively are secured by underlying plant and machinery.

Interest expense was Rs. 937 and Rs. 863 for the year ended March 31, 2012 and 2013, respectively for the continuing operations.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2012 and 2013:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2012		2013		2012		2013
Not later than one year	Rs.	281	Rs.	476	Rs.	255	Rs.	377
Later than one year but not later than five years		478		936		455		768
Later than five years		6		—		6		—

Total minimum lease payments		765		1,412		—		—
Less: Amount representing interest		(49)		(267)		—		—

Present value of minimum lease payments	Rs.	716	Rs.	1,145	Rs.	716	Rs.	1,145

Included in the financial statements as follows:
Current finance lease payables					Rs.	255	Rs.	377
Non-current finance lease payables						461		768

14.	Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2012		2013
Trade payables	Rs.	23,429	Rs.	15,434
Accrued expenses		23,829		32,633

	Rs.	47,258	Rs.	48,067

15.	Other liabilities and provisions

	As at March 31,
Other liabilities:	2012		2013
Current:
Statutory and other liabilities	Rs.	4,241	Rs.	4,042
Employee benefit obligation		3,176		4,011
Advance from customers		1,157		2,405
Others		1,129		531

	Rs.	9,703	Rs.	10,989

Non-current:
Employee benefit obligations	Rs.	3,046	Rs.	2,812
Others		473		578

	Rs.	3,519	Rs.	3,390

Total	Rs.	13,222	Rs.	14,379

	As at March 31,
	2012		2013
Provisions:

Current:
Provision for warranty	Rs.	306	Rs.	305
Others		815		869

	Rs.	1,121	Rs.	1,174

Non-current:
Provision for warranty	Rs.	61	Rs.	9

Total	Rs.	1,182	Rs.	1,183

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2013
	Provision for warranty		Others		Total

Balance at the beginning of the year	Rs.	367	Rs.	815	Rs.	1,182
Additional provision during the year, net		426		58		484
Provision used during the year		(457)		(4)		(461)
Effect of demerger of diversified business		(22)		—		(22)

Balance at the end of the year	Rs.	314	Rs.	869	Rs.	1,183

16.	Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2012		2013
Assets:
Trade receivables	Rs.	80,328	Rs.	76,635
Unbilled revenues		30,025		31,988
Cash and cash equivalents		77,666		84,838
Available for sale financial investments		41,961		69,171
Derivative assets		4,930		3,082
Other assets		21,769		24,638

Total	Rs.	256,679	Rs.	290,352

Liabilities:
Loans and borrowings	Rs.	58,958	Rs.	63,816
Trade payables and accrued expenses		47,258		46,163
Derivative liabilities		6,661		1,093
Other liabilities		566		629

Total	Rs.	113,443	Rs.	111,701

By Category (Carrying value/Fair value):

	As at March 31,
	2012		2013
Assets:
Loans and receivables	Rs.	209,788	Rs.	218,099
Derivative assets		4,930		3,082
Available for sale financial assets		41,961		69,171

Total	Rs.	256,679	Rs.	290,352

Liabilities:
Financial liabilities at amortized cost	Rs.	58,958	Rs.	63,816
Trade and other payables		47,824		46,792
Derivative liabilities		6,661		1,093

Total	Rs.	113,443	Rs.	111,701

Fair Value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for expected losses on these receivables. As of March 31, 2012 and 2013, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2012								As at March 31, 2013
	Total		Fair value measurements at reporting date using						Total		Fair value measurements at reporting date using
Particulars			Level 1		Level 2		Level 3				Level 1		Level 2		Level 3

Assets
Derivative instruments
- Cash flow hedges	Rs.	2,218	Rs.	—	Rs.	2,218	Rs.	—	Rs.	2,590	Rs.	—	Rs.	2,590	Rs.	—
- Net investment hedges		1,136		—		1,136		—		—		—		—		—
- Others		1,576		—		1,576		—		492		—		492		—
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		20,785		18,373		2,412		—		14,125		11,811		2,314		—
- Investment in certificate of deposits and other investments		21,176		—		21,176		—		55,046		—		55,046		—
Liabilities
Derivative instruments
- Cash flow hedges		2,812		—		2,812		—		65		—		65		—
- Net investment hedges		2,668		—		2,668		—		367		—		367		—
- Others		1,181		—		1,181		—		661		—		661		—

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2012		2013
Designated derivative instruments
Sell	US$	1,081	US$	777
		€17		€108
		£4		£61
		¥1,474		¥—
	AUD	—	AUD	9
Interest rate swaps	US$	—	US$	30

Net investment hedges in foreign operations
Cross-currency swaps		¥24,511		¥24,511
Others	US$	262	US$	357
		€40		€40
Non designated derivative instruments
Sell	US$	841	US$	1,241
		£58		£73
		€44		€47
	AUD	31	AUD	60

Buy	US$	555	US$	767
		¥1,997		¥1,525
Cross currency swaps		¥7,000		¥7,000

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2012		2013

Balance as at the beginning of the year	Rs.	(1,226)	Rs.	(1,605)
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions (1)		1,272		(25)
Deferred cancellation gains/(losses) relating to roll - over hedging		(12)		—
Changes in fair value of effective portion of derivatives		(1,639)		3,299

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	(379)	Rs.	3,274

Balance as at the end of the year	Rs.	(1,605)	Rs.	1,669

Deferred tax asset thereon		247		(180)

Balance as at the end of the year, net of deferred tax	Rs.	(1,358)	Rs.	1,489

(1)	On occurrence of hedge transactions, net (gain)/loss was included as part of revenues.

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2013 are expected to occur and reclassified to the statement of income over a period of 5 years.

As at March 31, 2012 and 2013, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

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

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. The Company has transferred trade receivables with recourse obligation (credit risk) and accordingly, in such cases the amounts received are recorded as borrowings in the statement of financial position and cash flows from financing activities. As at March 31, 2012 and 2013, the maximum amount of recourse obligation in respect of the transferred financial assets (recorded as borrowings) is Rs. 1,163 and Nil, respectively.

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

As at March 31, 2012 and 2013, Re. 1 increase / decrease in the exchange rate of Indian rupee with U.S. dollar would result in approximately Rs. 1,629 and Rs. 1,608 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments, respectively.

As at March 31, 2012 and 2013, 1% change in the exchange rate between U.S. dollar and Yen would result in approximately Rs. 194 and Rs. 182 increase/decrease in the fair value of cross-currency interest rate swaps, respectively.

The below table presents foreign currency risk from non derivative financial instruments as of March 31, 2012 and 2013:

	As at March 31, 2012
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies #		Total

Trade receivables	Rs.	30,205	Rs.	5,711	Rs.	6,427	Rs.	402	Rs.	5,699	Rs.	48,444
Unbilled revenues		9,735		2,727		3,131		59		485		16,137
Cash and cash equivalents		23,726		1,439		1,492		322		1,931		28,910
Other assets		206		515		42		—		181		944

Loans and borrowings	Rs.	(28,214)	Rs.	(742)	Rs.	—	Rs.	(21,728)	Rs.	—	Rs.	(50,684)
Trade payables and accrued expenses		(12,095)		(2,186)		(1,912)		(140)		(2,068)		(18,401)

Net assets / (liabilities)	Rs.	23,563	Rs.	7,464	Rs.	9,180	Rs.	(21,085)	Rs.	6,228	Rs.	25,350

	As at March 31, 2013
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies #		Total

Trade receivables	Rs.	23,886	Rs.	5,174	Rs.	7,503	Rs.	290	Rs.	5,999	Rs.	42,852
Unbilled revenues		9,819		2,236		3,062		18		2,244		17,379
Cash and cash equivalents		22,744		761		1,361		125		4,937		29,927
Other assets		206		1,503		71		4		1,449		3,234

Loans and borrowings	Rs.	(39,724)	Rs.	—	Rs.	—	Rs.	(20,147)	Rs.	(142)	Rs.	(60,013)

Trade payables and accrued expenses		(14,895)		(2,745)		(1,453)		(161)		(2,562)		(21,816)

Net assets / (liabilities)	Rs.	2,036	Rs.	6,929	Rs.	10,544	Rs.	(19,871)	Rs.	11,925	Rs.	11,563

#	Other currencies reflects currencies such as Singapore dollars, Saudi Arabian riyals etc.

As at March 31, 2012 and 2013 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact our result from operating activities by approximately Rs. 254 and Rs. 116 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2013, substantially all of the Company borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2013, additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 496.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2012 and 2013, respectively and revenues for the year ended March 31, 2011, 2012 and 2013, respectively. There is no significant concentration of credit risk.

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables of Rs. 2,748 and Rs. 3,625 as of March 31, 2012 and 2013, respectively. Of the total receivables, Rs. 58,982 and Rs. 52,259 as of March 31, 2012 and 2013, respectively, were neither past due nor impaired. The company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables have been considered from the date the invoice falls due. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2012		2013

Financial assets that are neither past due nor impaired	Rs.	58,982	Rs.	52,259
Financial assets that are past due but not impaired
Past due 0 - 30 days		9,970		8,047
Past due 31 - 60 days		4,410		4,898
Past due 61 - 90 days		3,263		3,374
Past due over 90 days		12,702		17,229

Total past due and not impaired	Rs.	30,345	Rs.	33,548

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2012 and 2013, cash and cash equivalents are held with major banks and financial institutions.

The table below provided details regarding the contractual maturities of significant financial liabilities.

	As at March 31, 2012
	Less than 1 year		1-2 years		2-4 years		4-7 years		Total

Loans and borrowings	Rs.	36,448	Rs.	22,121	Rs.	314	Rs.	75	Rs.	58,958
Trade payables and accrued expenses		47,258		—		—		—		47,258
Derivative liabilities		6,354		273		34		—		6,661

	As at March 31, 2013
	Less than 1 year		1-2 years		2-4 years		4-7 years		Total

Loans and borrowings	Rs.	62,962	Rs.	635	Rs.	219	Rs.	—	Rs.	63,816
Trade payables and accrued expenses		46,163		—		—		—		46,163
Derivative liabilities	Rs.	975	Rs.	17	Rs.	78	Rs.	23	Rs.	1,093

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2012		2013

Cash and cash equivalents	Rs.	77,666	Rs.	84,838
Interest bearing deposits with corporates		8,410		9,460
Available for sale investments		41,961		69,171
Loans and borrowings		(58,958)		(63,816)

Net cash position	Rs.	69,079	Rs.	99,653

17.	Investment in equity accounted investees

Wipro GE Healthcare Private Limited (Wipro GE)

The Company held 49% interest in Wipro GE which is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at March 31, 2012 and 2013 was Rs. 3,232 and Nil respectively. The Company’s share of profits/(losses) of Wipro GE for the year ended March 31, 2011, 2012 and 2013 was Rs. 648, Rs. 335 and Rs. (108), respectively, which is considered under results of discontinued operations.

The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2011		2012		2013
Revenue	Rs.	19,882	Rs.	25,684	Rs.	30,103
Gross profit		5,278		4,611		4,144
Profit /(loss) for the year		1,127		553		(203)

	As at March 31,
	2012		2013 *
Total assets	Rs.	18,608	—
Total liabilities		10,408	—

Total equity	Rs.	8,200	—

In April 2010, Wipro GE acquired medical equipment and related businesses from General Electric for a cash consideration of approximately Rs. 3,728.

*	The investment in Wipro GE has been transferred to the Resulting Company pursuant to the Demerger and is therefore classified as discontinued operations. Refer to Note 4.

Others

During the year ended March 31, 2012, the Company entered into an agreement to purchase 26% of the equity investments in Wipro Kawasaki Precision Machinery Pvt. Ltd (‘Wipro Kawasaki’) for a cash consideration of Rs. 130. Wipro Kawasaki is a private entity that is not listed on any public exchange. The investment in Wipro Kawasaki was transferred to the Resulting Company pursuant to the Demerger and therefore the carrying value of the investment in Wipro Kawasaki as at March 31, 2013 was Nil. The Company’s share of profits/ (loss) of Wipro Kawasaki for the year ended March 31, 2011, 2012 and 2013 was Nil, Rs. (3) and Rs. 1, respectively.

18.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2012		2013
Balance at the beginning of the year	Rs.	1,524	Rs.	7,908
Translation difference related to foreign operations		9,164		4,978
Change in effective portion of hedges of net investment in foreign operations		(2,780)		(1,055)

Total change during the year	Rs.	6,384	Rs.	3,923
Effect of demerger of diversified business	Rs.	—	Rs.	(6,361)

Balance at the end of the year	Rs.	7,908	Rs.	5,470

19.	Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2011		2012		2013
Income tax expense for continuing operation as per the statement of income	Rs.	8,878	Rs.	12,955	Rs.	16,912
Income tax included in other comprehensive income on:
unrealized gains/(losses) on available for sale investments		2		(1)		37
gains/(losses) on cash flow hedging derivatives		44		(29)		427

Total income taxes for continuing operations	Rs.	8,924	Rs.	12,925	Rs.	17,376

Income tax expenses consist of the following:

	Year ended March 31,
	2011		2012		2013
Current taxes
Domestic	Rs.	5,573	Rs.	10,602	Rs.	13,684
Foreign		3,895		4,065		5,314

	Rs.	9,468	Rs.	14,667	Rs.	18,998

Deferred taxes
Domestic	Rs.	292	Rs.	(935)	Rs.	(1,241)
Foreign		(46)		31		592

	Rs.	246	Rs.	(904)	Rs.	(649)

Total income tax expense	Rs.	9,714	Rs.	13,763	Rs.	18,349

Total taxes of continuing operations	Rs.	8,878	Rs.	12,955	Rs.	16,912
Total taxes of discontinued operations		836		808		1,437

	Rs.	9,714	Rs.	13,763	Rs.	18,349

Income tax expenses are net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to Rs. 590, Rs. 845 and Rs. 1,109 for the year ended March 31, 2011, 2012 and 2013, respectively.

The reconciliation between the provision of income tax of continuing operations of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2011		2012		2013

Profit before taxes from continuing operations	Rs.	59,148	Rs.	65,523	Rs.	78,596
Enacted income tax rate in India		33.218%		32.445%		32.445%

Computed expected tax expense		19,647		21,259		25,500
Effect of:
Income exempt from tax		(10,126)		(8,668)		(10,124)
Basis differences that will reverse during a tax holiday period		(205)		615		(91)
Income taxed at higher/ (lower) rates		(322)		655		1,508
Income taxes relating to prior years		(590)		(845)		(1,109)
Changes in unrecognized deferred tax assets		62		(344)		378
Expenses disallowed for tax purposes		393		277		826
Others, net		19		6		24

Total income tax expense of continuing operation	Rs.	8,878	Rs.	12,955	Rs.	16,912

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2011		2012		2013
Carry-forward business losses	Rs.	2,042	Rs.	2,330	Rs.	3,526
Accrued expenses and liabilities		521		930		1,477
Allowances for doubtful accounts receivable		716		789		1,264
Cash flow hedges		218		247		—
Minimum alternate tax		488		1,223		1,844
Income received in advance		—		1,285		1,383
Others		196		85		86

		4,181		6,889		9,580

Property, plant and equipment	Rs.	(1,107)	Rs.	(2,223)	Rs.	(3,722)
Amortizable goodwill		(659)		(1,120)		(1,597)
Intangible assets		(682)		(685)		(294)
Cash flow hedges		—		—		(180)
Deferred revenue		—		—		(398)
		(567)		(617)		—

		(3,015)		(4,645)		(6,191)

Net deferred tax assets	Rs.	1,166	Rs.	2,244	Rs.	3,389

Amounts presented in statement of financial position:
Deferred tax assets	Rs.	1,467	Rs.	2,597	Rs.	4,235
Deferred tax liabilities	Rs.	(301)	Rs.	(353)	Rs.	(846)

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

In assessing the realizability of deferred tax assets, the Company considers the extent to which, it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset in respect of unused tax losses amounting to Rs. 1,734 and Rs. 1,678 as at March 31, 2012 and 2013, respectively have not been recognized by the Company.

The Company has recognized deferred tax assets of Rs. 2,330 and Rs. 3,526 in respect of carry forward losses of its various subsidiaries as at March 31, 2012 and 2013. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A, 10B and 10AA of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 1,223 and Rs. 1,842 has been recognized in the statement of financial position as of March 31, 2012 and 2013, respectively, which can be carried forward for a period of ten years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology, Hardware Technology Parks and Export Oriented units. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology, Hardware Technology Parks and Export oriented units has expired on March 31, 2011. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2026. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense from our continuing operations of Rs. 9,368, Rs. 7,953 and Rs. 9,244 for the years ended March 31, 2011, 2012 and 2013 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2011, 2012 and 2013 was Rs. 3.84, Rs. 3.25 and Rs. 3.77 respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 15,722 and Rs. 20,014 as of March 31, 2012 and 2013, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The tax loss carry-forwards of Rs. 5,344 and Rs. 5,566 as at March 31, 2012 and March 31, 2013, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company. Approximately, Rs. 4,417 and Rs. 4,596 as at March 31, 2012 and March 31, 2013, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately Rs. 928 and Rs. 970 as at March 31, 2012 and March 31, 2013, respectively, expires in various years through fiscal 2032.

The Company is subject to U.S. tax on income attributable to its permanent establishment in the United States due to operation of the U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2013. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the Unites States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.

20.	Dividends

The Company declares and pays dividends in Indian rupees. According to the Indian law any dividend should be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations.

The cash dividends paid per equity share were Rs. 8, Rs. 6 and Rs. 6 during the years ended March 31, 2011, 2012 and 2013, respectively, including an interim dividend of Rs. 2 for the years ended March 31, 2011, 2012 and 2013.

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

The Board of Directors in their meeting on April 19, 2013 proposed a final dividend of Rs. 5 (US$0.09) per equity share and ADR. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting of the shareholders, and if approved, would result in a cash outflow of approximately Rs. 14,408, including corporate dividend tax thereon (Rs. 2,093).

21.	Additional capital disclosures

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

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. During the year ended March 31, 2012 and 2013, the Company distributed Rs. 4 as dividend per equity share. The Company has also distributed an interim dividend of Rs. 2 per equity share during the year ended March 31, 2013. The amount of future dividends will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2012 and 2013 was as follows:

	As at March 31,
	2012		2013		% Change
Total equity attributable to the equity shareholders of the Company	Rs.	285,314	Rs.	283,812	(0.53)%
As percentage of total capital		83%		82%
Current loans and borrowings		36,448		62,962
Non-current loans and borrowings		22,510		854

Total loans and borrowings		58,958		63,816	8.24%
As percentage of total capital		17%		18%

Total capital (loans and borrowings and equity)	Rs.	344,272	Rs.	347,628	0.97%

The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 17% and 18% of total capital as of March 31, 2012 and 2013, respectively. Further, the Company has consistently been a net cash company with cash and bank balance along with available for sale investments being in excess of debt.

22.	Revenues (continuing operations)

	Year ended March 31,
	2011		2012		2013

Rendering of services	Rs.	234,285	Rs.	280,713	Rs.	335,286
Sale of products		37,152		38,034		38,970

Total revenues	Rs.	271,437	Rs.	318,747	Rs.	374,256

23.	Expenses by nature (continuing operations)

	Year ended March 31,
	2011		2012		2013
Employee compensation	Rs.	122,248	Rs.	148,350	Rs.	179,627
Raw materials, finished goods, process stocks and stores and spares consumed		29,148		29,191		31,148
Sub contracting/technical fees/third party application		25,814		33,377		36,186
Travel		9,789		12,162		14,652
Depreciation and amortization		7,327		9,219		9,913
Repairs		4,966		9,083		9,576
Advertisement		817		1,095		1,423
Communication		3,448		3,961		5,023
Rent		3,047		3,457		4,177
Power and fuel		1,910		2,171		2,705
Legal and professional fees		1,519		1,618		2,024
Rates, taxes and insurance		1,258		1,774		2,053
Carriage and freight		237		202		179
Provision for doubtful debt		373		376		1,176
Miscellaneous expenses		5,599		6,127		7,048

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	217,500	Rs.	262,163	Rs.	306,910

24.	Finance expense (continuing operations)

	Year ended March 31,
	2011		2012		2013
Interest expense	Rs.	767	Rs.	937	Rs.	863
Exchange fluctuation on foreign currency borrowings, net		1,157		2,434		1,830

Total	Rs.	1,924	Rs.	3,371	Rs.	2,693

25.	Finance and other income (continuing operations)

	Year ended March 31,
	2011		2012		2013
Interest income	Rs.	4,037	Rs.	6,531	Rs.	8,427
Dividend income		2,403		2,264		639
Gain on sale of investments		191		187		2,251

Total	Rs.	6,631	Rs.	8,982	Rs.	11,317

26.	Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares held by controlled Wipro Equity Reward Trust (‘WERT’) and Wipro Inc Benefit Trust (WIBT) have been reduced from the equity shares outstanding for computing basic and diluted earnings per share. Earnings per share and number of shares outstanding for the year ended March 31, 2011, 2012 and 2013, have been adjusted for the grant of 1 employee stock option for every 8.25 employee stock option held by each eligible employee in terms of the demerger scheme as on the Record Date.

	Year ended March 31,
	2011		2012		2013
Profit attributable to equity holders of the Company	Rs.	52,977	Rs.	55,730	Rs.	66,359
Weighted average number of equity shares outstanding		2,437,492,921		2,449,777,457		2,453,218,759

Basic earnings per share	Rs.	21.74	Rs.	22.76	Rs.	27.05
Basic earnings per share from continuing operations	Rs.	20.49	Rs.	21.36	Rs.	25.01

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

	Year ended March 31,
	2011		2012		2013
Profit attributable to equity holders of the Company	Rs.	52,977	Rs.	55,730	Rs.	66,359
Weighted average number of equity shares outstanding		2,437,492,921		2,449,777,457		2,453,218,759
Effect of dilutive equivalent share options		15,916,585		7,734,081		5,965,562

Weighted average number of equity shares for diluted earnings per share		2,453,409,506		2,457,511,538		2,459,184,321

Diluted earnings per share	Rs.	21.61	Rs.	22.69	Rs.	26.98
Diluted earnings per share from continuing operations	Rs.	20.36	Rs.	21.29	Rs.	24.95

27.	Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2011, 2012 and 2013 is Rs. 949, Rs. 834 and Rs. 513 respectively for continuing operations.

Wipro Equity Reward Trust (WERT)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). The WERT purchases shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to the WERT certain officers and key employees, to whom the WERT grants shares from its holdings at nominal price. Such shares are then held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction in stockholders’ equity.

The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2011	2012	2013
Shares held at the beginning of the period	13,269,600	13,269,600	13,269,600
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	13,269,600	13,269,600	13,269,600

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares (1)	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	Rs.	171 - 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 - 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 - 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2

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

The activity in these stock option plans is summarized below:

		Year ended March 31,
		2011			2012			2013
	Range of Exercise Prices	Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Outstanding at the beginning of the year (1)	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	200,000	Rs.	293.40	—	Rs.	—	30,000	Rs.	480.20
	US$4 - 6	2,677	US$	2.82	—	US$	—	—	US$	—
	Rs.2	17,103,172	Rs.	2	15,382,761	Rs.	2	10,607,038	Rs.	2
	US$ 0.04	2,943,035	US$	0.04	3,223,892	US$	0.04	2,173,692	US$	0.04

Granted	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	—	Rs.	—	30,000	Rs.	480.20	—	Rs.	—
	US$ 4 - 6	—	US$	—	—	US$	—	—	US$	—
	Rs.2	5,227,870	Rs.	2	40,000	Rs.	2	3,573,150	Rs.	2
	US$ 0.04	1,437,060	US$	0.04	—	US$	—	1,352,000	US$	—

Exercised	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	(80,000)	Rs.	293.40	—	Rs.	—	—	Rs.	—
	US$ 4 - 6	—	US$	—	—	US$	—	—	US$	—
	Rs.2	(5,482,210)	Rs.	2	(3,708,736)	Rs.	2	(3,265,830)	Rs.	2
	US$ 0.04	(870,622)	US$	0.04	(638,347)	US$	0.04	(912,672)	US$	0.04

Forfeited and lapsed	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	(120,000)	Rs.	293.40	—	Rs.	—	—	Rs.	—
	US$ 4 - 6	(2,677)	US$	2.82	—	US$	—	—	US$	—
	Rs.2	(1,466,071)	Rs.	2	(1,106,987)	Rs.	2	(655,662)	Rs.	2
	US$ 0.04	(285,581)	US$	0.04	(411,853)	US$	0.04	(180,116)	US$	0.04

Effect of demerger (2)	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	—	Rs.	—	—	Rs.	480.20	3,636	Rs.	—
	US$ 4 - 6	—	US$	4.7	—	US$	—	—	US$	—
	Rs.2	—	Rs.	2	—	Rs.	2	1,243,478	Rs.	2
	US$ 0.04	—	US$	0.04	—	US$	0.04	294,897	US$	0.04

Outstanding at the end of the year	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	—	Rs.	—	30,000	Rs.	480.20	33,636	Rs.	—
	US$ 4 - 6	—	US$	—	—	US$	—	—	US$	—
	Rs.2	15,382,761	Rs.	2	10,607,038	Rs.	2	11,502,173	Rs.	2
	US$ 0.04	3,223,892	US$	0.04	2,173,692	US$	0.04	2,727,802	US$	0.04

Exercisable at the end of the year (2)	Rs.229 - 265	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.480 - 489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	US$ 4 - 6	—	US$	—	—	US$	—	—	US$	—
	Rs.2	7,533,984	Rs.	2	5,370,221	Rs.	2	7,111,160	Rs.	2
	US$ 0.04	1,147,391	US$	0.04	578,400	US$	0.04	541,959	US$	0.04

(1)	The opening balance as of April 1, 2010 has been adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
(2)

An adjustment of one employee stock option for every 8.25 employee stock option held has been made, as of the Record Date of the Demerger, for each eligible employee pursuant to the terms of the Scheme.

The following table summarizes information about outstanding stock options:

	As at March 31,
	2011				2012				2013
Range of Exercise price	Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price
Rs.229 - 265	—	—	Rs.	—	—	—	Rs.	—	—	—	Rs.	—
Rs.480 - 489	—	—	Rs.	—	30,000	48	Rs.	480.20	33,636	36	Rs.	480.20
US$4 - 6	—	—	US$	—	—	—	US$	—	—	—	US$	—
Rs.2	15,382,761	35	Rs.	2	10,607,038	30	Rs.	2	11,502,173	37	Rs.	2
US$0.04	3,223,892	48	US$	0.04	2,173,692	37	US$	0.04	2,727,802	50	US$	0.04

The weighted-average grant-date fair value of options granted during the year ended March 31, 2011, 2012 and 2013 was Rs. 417.65, Rs. 449.80 and Rs. 406.26 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2011, 2012 and 2013 was Rs. 424.28, Rs. 399.22 and Rs. 384.52 for each option, respectively.

28.	Employee benefits (continuing operations)

a)	Employee costs include:

	Year ended March 31,
	2011		2012		2013
Salaries and bonus	Rs.	118,538	Rs.	144,463	Rs.	175,172
Employee benefit plans
Gratuity		431		455		562
Contribution to provident and other funds		2,330		2,597		3,383
Share based compensation		949		835		510

	Rs.	122,248	Rs.	148,350	Rs.	179,627

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2011	2012	2013
Cost of revenues	Rs.103,935	Rs.125,983	Rs.150,864
Selling and marketing expenses	9,511	12,387	17,308
General and administrative expenses	8,802	9,980	11,455

	Rs.122,248	Rs.148,350	Rs.179,627

b)	Defined benefit plans – Gratuity:

Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) for the continuing operations is as follows:

	Year ended March 31,
	2011		2012		2013
Interest on obligation	Rs.	154	Rs.	201	Rs.	237
Expected return on plan assets		(155)		(176)		(208)
Actuarial losses/(gains) recognized		(183)		23		86
Past service cost		239		(16)		(11)
Current service cost		376		422		457

Net gratuity cost/(benefit)	Rs.	431	Rs.	454	Rs.	561

Actual return on plan assets	Rs.	166	Rs.	221	Rs.	249

In May 2010, the Government of India amended the Payment of Gratuity Act, 1972 to increase the limit of gratuity payment from Rs. 0.35 to Rs. 1. Consequently, during the year ended March 31, 2011, the Company has recognized Rs. 254 of vested past service cost in the statement of income. Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2011	2012	2013
Discount rate	7.95%	8.35%	7.80%
Expected return on plan assets	8%	8%	8%
Expected rate of salary increase	5%	5%	5%

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is based on the prevailing market yields of Indian government securities for the estimated term of the obligations. Expected rate of return on plan assets based on the Company’s expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations. The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company.

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2009		2010		2011		2012		2013
Defined benefit obligation at the beginning of the year	Rs.	1515	Rs.	1,858	Rs.	2,060	Rs.	2,476	Rs.	2,845
Acquisitions		34		—		—		25		—
Current service cost		369		328		386		435		471
Past service cost		—		—		254		(16)		—
Interest on obligation		135		133		161		211		249
Benefits paid		(118)		(214)		(230)		(352)		(397)
Actuarial losses/(gains)		(77)		(45)		(155)		66		142
Effect of demerger of diversified business		—		—		—		—		(195)

Defined benefit obligation at the end of the year	Rs.	1,858	Rs.	2,060	Rs.	2,476	Rs.	2,845	Rs.	3,115

Change in plan assets is summarized below:

	As at March 31,
	2009		2010		2011		2012		2013
Fair value of plan assets at the beginning of the year	Rs.	1,244	Rs.	1,416	Rs.	1,967	Rs.	2,387	Rs.	2,866
Acquisitions		19		—		—		1		—
Expected return on plan assets		92		122		164		184		216
Employer contributions		154		625		473		586		507
Benefits paid		(118)		(214)		(230)		(344)		(397)
Actuarial gains/(losses)		25		18		13		52		50
Effect of demerger of diversified business		—		—		—		—		(146)

Fair value of plan assets at the end of the year		1,416	Rs.	1,967	Rs	2,387	Rs.	2,866	Rs.	3,096

Present value of unfunded obligation	Rs.	(442)	Rs.	(93)	Rs.	(89)	Rs.	21	Rs.	(19)

Recognized asset/(liability)	Rs.	(442)	Rs.	(93)	Rs.	(89)	Rs.	21	Rs.	(19)

The experience adjustments, that is, the difference between changes in plan assets and obligations expected on the basis of actuarial assumption and actual changes in those assets and obligations are as follows:

	As at March 31,
	2011		2012		2013
Difference between expected and actual developments:
of fair value of the obligation	Rs.	(32)	Rs.	(147)	Rs.	(58)
of fair value of plan assets		15		52		44

As at March 31, 2011, 2012 and 2013, 100% of the plan assets were invested in insurer managed funds.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2014	Rs.	428

Estimated benefit payments from the fund for the year ending March 31:
2014	Rs.	567
2015		584
2016		654
2017		709
2018		754
Thereafter		3,352

Total	Rs.	6,620

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2013.

c)	Provident Fund:

Up to year ended March 31, 2011, in the absence of guidance from the Actuarial Society of India, actuarial valuation could not have been applied to reliably measure the provident fund liabilities. During the year ended March 31, 2012, the Actuarial Society of India issued the guidance for measurement of provident fund liabilities. Accordingly, based on such actuarial valuation there is no shortfall in the fund as at March 31, 2012.

The details of fund and plan assets are given below:

	As at March 31,
	2009		2010		2011		2012		2013
Fair value of plan assets	Rs.	10,020	Rs.	12,285	Rs.	15,309	Rs.	17,932	Rs.	21,004
Present value of defined benefit obligation		10,013		12,194		15,412		17,668		21,004

Net (shortfall)/excess	Rs.	7	Rs.	91	Rs.	(103)	Rs.	264	Rs.	—

The plan assets have been primarily invested in government securities.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2009	2010	2011	2012	2013
Discount rate for the term of the obligation	6.75%	7.15%	7.95%	8.35%	7.80%
Average remaining tenure of investment portfolio	7 years	7 years	7 years	6 years	6 years
Guaranteed rate of return	8.5%	8.5%	9.5%	8.25%	8.50%

29.	Related party relationships and transactions

List of subsidiaries as of March 31, 2013 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc		USA
	Enthink Inc. *		USA
	Infocrossing Inc.		USA
	Promax Analytics Solutions Americas LLC		USA
	Wipro Insurance Solution LLC		USA
Wipro Energy IT Services India Private Limited (formerly SAIC India Private Limited)			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Technologies UK Limited	U.K.
		Wipro Holding Austria GmbH (A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited (A) (formerly SAIC Europe Limited)	U.K. U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited *		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies (South Africa) Proprietary Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV (formerly Retail Box BV)		Netherland
		Wipro Portugal S.A. (A) (Formerly Enabler Informatica SA)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited	Canada

		Wipro Information Technology Kazakhstan LLP	Kazakhstan

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies Norway AS	Norway

	Wipro Technologies SRL		Romania
	PT WT Indonesia #		Indonesia
	Wipro Australia Pty Limited #		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro Technocentre (Singapore) Pte Limited #		Singapore
	Wipro (Thailand) Co Limited #		Thailand
	Wipro Bahrain Limited WLL #		Bahrain
	Wipro Gulf LLC (formerly SAIC Gulf LLC)		Sultanate of Oman

	Wipro Technologies Spain		Spain

Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Technology Services Limited			India
Wipro Airport IT Services Limited *			India

*	All the above subsidiaries are 100% held by the Company except that the Company holds 98% of the equity securities of Enthink Inc., 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	In connection with the Demerger, all subsidiaries which pertained to the Diversified Business were transferred to the Resulting Company. Certain of these subsidiaries in turn possessed subsidiaries which do not pertain to the Diversified Business and instead are considered a portion of the IT Services business segment. Therefore, the Resulting Company is now in the process of completing the transfer of the IT Services related subsidiaries back to Wipro. In the interim, the board of directors of the Resulting Company has authorized Wipro to retain all operating and management control for such subsidiaries, including the power to govern the operating and financial policies, the appointing of a majority of the board of directors, and appointment of key management personnel, and accordingly, the results of such subsidiaries are included with the results of the Company in these financial statements.

(A)	Subsidiary details of Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited and Wipro Promax Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited (formerly SAIC Limited)	U.K.
	Wipro Europe (SAIC France) (formerly Science Applications International, Europe SARL)	France
Wipro Portugal S.A.
	SAS Wipro France (formerly Enabler France SAS)	France
	Wipro Retail UK Limited (formerly Enabler UK Limited)	U.K.
	Wipro do Brasil Technologia Ltda (formerly Enabler Brazil Ltda)	Brazil

	Wipro Technologies Gmbh (formerly Enabler & Retail Consult GmbH)	Germany
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)	Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd)	Australia

	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia

	Promax Analytics Solutions Europe Ltd	UK

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	USA

The other related parties are:

Name of entity	Nature	% of holding	Country of Incorporation
Wipro GE Healthcare Private Limited	Associate (Upto March 31, 2013)	49%	India
Wipro Kawasaki Precision Components Pvt Ltd	Associate (Upto March 31, 2013)	26%	India
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Premji (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment Trading Company Private Limited	Entity controlled by Director
Vidya Investment Trading Company private Limited	Entity controlled by Director
Napean Trading Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited (formerly Azim Premji Custodial Services Pvt Ltd)	Entity controlled by Director
Cygnus Negri Investments Private Limited	Entity controlled by Director
WMNETSERV Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Wipro Infrastructure Engineering Machinery (Changzhou) Co., Ltd.	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director

Name of entity	Nature	% of holding	Country of Incorporation

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C Senapaty	Chief Financial Officer and Director
- Suresh Vaswani	Jt CEO, IT Business and Director (1)
- Girish S Paranjpe	Jt CEO, IT Business and Director (1)
- T K Kurien	CEO, IT Business and Director (2)
- Dr. Ashok S Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director
- B.C. Prabhakar	Non-Executive Director
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director
- M K Sharma	Non-Executive Director (3)
- Vyomesh Joshi	Non-Executive Director (4)

Relative of Key management personnel
- Rishad Premji	Relative of the Key management personnel

(1)	Up to January 31, 2011
(2)	With effect from February 01, 2011
(3)	With effect from July 01, 2011
(4)	With effect from October 01, 2012

The Company has the following related party transactions:

Transaction/ Balances	Associate						Entities controlled by Directors						Key Management Personnel
	2011		2012		2013		2011		2012		2013		2011			2012			2013
Sale of goods and services	Rs.	18	Rs.	75	Rs.	—	Rs.	—	Rs.	12	Rs.	2	Rs.	—		Rs.	—		Rs.	—
Dividend		—		—		—		10,362		11,102		10,995		536	##		573	##		573	##
Royalty income		—		98		—		—		—		—		—			—			—
Others		—		—				—		3		—		—			—			8

Key management personnel #
Remuneration and short-term benefits		—		—		—		—		—		—		260			108			152
Other benefits		—		—		—		—		—		—		30			34			30

Remuneration to relative of key management personnel		—		—		—		—		—		—		5			5			8

Balances as on March 31,
Receivables		7		16		—		—		1		1,111		—			—			—
Payables		—		—		—		—		—		4,548		8			22			60

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel.

30.	Commitments and contingencies

Operating leases: The Company has taken office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were Rs. 3,046, Rs. 3,457 and Rs. 4,177 for the year ended March 31, 2011, 2012 and 2013, respectively in respect of continuing operations.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2012		2013
Not later than one year	Rs.	3,301	Rs.	2,410
Later than one year but not later than five years		7,842		6,147
Later than five years		3,696		3,228

	Rs.	14,839	Rs	11,785

Capital commitments: As at March 31, 2012 and 2013, the Company had committed to spend approximately Rs. 1,673 and Rs. 1,259, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2012 and 2013, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 23,240 and Rs. 23,753, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company had received tax demands aggregating to Rs. 39,356 (including interest of Rs. 12,170 ) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore for the years ended March 31, 2001 to March 31, 2008. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. For the year ended March 31, 2008, based on DRP directions confirming the position of the assessing officer, the final assessment order was passed by the assessing officer. The Company has filed an appeal against the said order before the Appellate Tribunal.

In March 2013, the Company received the draft assessment order, on similar grounds as that of earlier years, with a demand of Rs. 8,164 (including interest of Rs. 848) for the financial year ended March 31, 2009. The Company will file its objections against the said demand before the Dispute Resolution Panel, within the time limit prescribed under the statute.

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

The Contingent liability in respect of disputed demands for excise duty, custom duty, income tax, sales tax and other matters amounts to Rs. 1,472, Rs. 2,374 and Rs. 2,273 as of March 31, 2011, 2012 and 2013, respectively.

Other commitments: The Company’s Indian operations have been established as unit in Special Economic Zone and Software Technology Park Unit under plans formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of foreign exchange net positive (i.e. foreign exchange inflow – foreign exchange outflow should be positive) over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain hardware previously imported duty free. As of March 31, 2013, the Company has met all commitments required under the plan.

31.	Segment Information

The Company is currently organized by segments, which includes the IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and Others business segments. As of March 31, 2013, the Consumer Care and Lighting and Others segments were demerged pursuant to the Scheme and are held as discontinued operations. Refer to Note 4.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to Rs. 114,663, Rs. 128,037 and Rs. 191,935 as of March 31, 2011, 2012 and 2013, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segments is as follows:

	Year ended March 31, 2011
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	234,850	36,910	271,760	27,258	10,896	1,073	310,987
Cost of revenues	(153,446)	(32,843)	(186,289)	(15,142)	(10,160)	(1,217)	(212,808)
Selling and marketing expenses	(12,642)	(1,284)	(13,926)	(7,514)	(491)	(241)	(22,172)
General and administrative expenses	(15,355)	(1,174)	(16,529)	(1,152)	(342)	(316)	(18,339)

Operating income of segment	53,407	1,609	55,016	3,450	(97)	(701)	57,668

Finance expense							(1,933)
Finance and other income							6,652

Share of profits of equity accounted investees							648

Profit before tax							63,035
Income tax expense							(9,714)

Profit for the year							53,321

Depreciation and amortization expense			7,088	433	328	362	8,211

Total assets			183,961	26,506	9,978	150,998	371,443
Total liabilities			60,998	5,726	5,343	59,005	131,072

Opening capital employed			109,487	19,269	5,414	124,893	259,063
Closing capital employed			126,929	20,926	6,922	138,399	293,176
Average capital employed			118,208	20,097	6,168	131,646	276,119
Return on capital employed			47%	17%	(2)%	—	21%

Additions to:
Goodwill			54	—	—	—	54
Intangible assets			28	8	—	—	36
Property, plant and equipment			12,647	400	707	891	14,645

	Year ended March 31, 2012
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	284,313	38,436	322,749	33,401	18,565	534	375,249
Cost of revenues	(191,713)	(34,080)	(225,793)	(18,945)	(17,302)	(1,133)	(263,173)
Selling and marketing expenses	(16,114)	(1,395)	(17,509)	(9,195)	(620)	(453)	(27,777)
General and administrative expenses	(17,221)	(1,174)	(18,395)	(1,305)	(533)	(53)	(20,286)

Operating income of segment	59,265	1,787	61,052	3,956	110	(1,105)	64,013

Finance expense							(3,491)
Finance and other income							8,895

Share of profits of equity accounted investees							333

Profit before tax							69,750

Income tax expense							(13,763)

Profit for the year							55,987

Depreciation and amortization expense			8,768	428	481	452	10,129

Total assets			222,792	29,815	15,767	167,627	436,001
Total liabilities			74,287	7,270	6,661	61,620	149,838

Opening capital employed			126,929	20,926	6,922	138,399	293,176
Closing capital employed			152,757	22,669	11,875	157,820	345,121
Average capital employed			139,843	21,798	9,398	148,110	319,149
Return on capital employed			44%	18%	1%	—	20%

Additions to:
Goodwill			5,524	47	341	—	5,912
Intangible assets			824	29	108	—	961
Property, plant and equipment			12,757	624	1,139	344	14,864

	Year ended March 31, 2013
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	338,431	39,238	377,669	40,594	14,785	560	433,608
Cost of revenues	(225,493)	(35,362)	(260,855)	(22,232)	(13,460)	(1,177)	(297,724)
Selling and marketing expenses	(22,335)	(1,458)	(23,793)	(11,851)	(537)	(452)	(36,633)
General and administrative expenses	(20,670)	(1,428)	(22,098)	(1,499)	(498)	(10)	(24,105)

Operating income of segment	69,933	990	70,923	5,012	290	(1,079)	75,146

Finance expense							(2,822)
Finance and other income							12,828
Share of profits of equity accounted investees							(107)

Profit before tax							85,045
Income tax expense							(18,349)

Profit for the year							66,696

Depreciation and amortization expense			9,426	471	428	510	10,835

Total assets			235,852	—	—	203,878	439,730
Total liabilities			77,595	—	—	77,152	154,747

Opening capital employed			152,757	22,669	11,875	157,820	345,121
Closing capital employed			161,456	24,198	10,774	218,438	414,866
Average capital employed			157,107	23,434	11,325	188,128	379,993
Return on capital employed			45%	21%	3%		20%

Additions to:
Goodwill			1,615	54	—	—	1,669
Intangible assets			619	541	—	—	1,160
Property, plant and equipment			6,324	647	701	14	7,686

Reconciliation of the reportable segment revenue and profit before tax:

	Year ended March 31,
	2011		2012		2013
Revenues:
Revenue as per segment reporting	Rs.	310,987	Rs.	375,249	Rs.	433,608
Less: Foreign exchange (gains) / losses, net included in segment revenue		(445)		(3,278)		(2,654)
Less: Revenues for discontinued operations (Note 4)		(39,104)		(53,226)		(56,706)
Inter-group transactions		—		2		8

Revenues for continuing operations	Rs.	271,438	Rs.	318,747	Rs.	374,256

Profit before tax:
Profit before tax as per segment reporting	Rs.	63,035	Rs.	69,750	Rs.	85,045
Less: Profit before tax for discontinued operations		(3,888)		(4,227)		(6,449)

Profit before tax for continuing operations	Rs.	59,147	Rs.	65,523	Rs.	78,596

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2011		2012		2013
India	Rs.	67,904	Rs.	80,135	Rs.	80,357
United States		129,217		148,160		173,127
Europe		68,159		87,186		105,356
Rest of the world		45,707		59,768		74,768

	Rs.	310,987	Rs.	375,249	Rs.	433,608

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2011, 2012 and 2013.

Management believes that it is currently not practicable to provide disclosure of assets by geographical location, as meaningful segregation of the available information is onerous.

Notes:

a)	The Company has the following reportable segments:

i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets. Effective March 31, 2013, this segment represents discontinued operations, as discussed in Note 4.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8. Effective March 31, 2013, this segment represents discontinued operations, as discussed in Note 4.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered within ‘reconciling items’.

b)	Revenues include excise duty of Rs. 1,007, Rs. 1,205 and Rs. 1,377 for the year ended March 31, 2011, 2012 and 2013, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payment terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2011, 2012 and 2013, capital employed in reconciling items includes Rs. 12,255, Rs. 13,562 and Rs. 14,123, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2011		2012		2013
IT Services	Rs.	1,214	Rs.	871	Rs.	762
IT Products		90		62		45
Consumer Care and Lighting (Discontinued)		112		89		94
Others (Discontinued)		31		26		36
Reconciling items		(355)		(99)		(294)

Total	Rs.	1,092	Rs.	949	Rs.	643

Item 19. Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended (1)

1.2	Memorandum and Articles of Association of Wipro Limited

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (8)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1999 plan) (1)

4.2	2000 Employee Stock Option Plan (2000 plan) (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (2000 ADS Plan) (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (7)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (7)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (7)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (7)

4.15	Amendment No. 2 to WARSUP 2004 Plan (7)

4.16	Amendment No. 3 to 2000 Plan (7)

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombudsprocess (2)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.
(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(8)	Incorporated by reference to Exhibits filed with Registrant’s Form F-6 filed on April 15, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

Bangalore, India	/s/ Azim H. Premji	/s/ Suresh C. Senapaty
Date: June 12, 2013	Azim H. Premji,	Suresh C. Senapaty,

	Chairman and Managing Director	Chief Financial Officer and Director