Form 20-F
period 2014-03-31
WIPRO LTD
filed 2014-05-19
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,466,317,273 Equity Shares.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2014, which was Rs. 60.00 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Item 3. Key Information

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2014 and selected consolidated statements of financial position data as of March 31, 2010, 2011, 2012, 2013 and 2014 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

In accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the consolidated income statements have been adjusted retrospectively for all periods prior to the year ended March 31, 2013, have been presented to reflect the completion of the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises Limited, effective on March 31, 2013. The Diversified Business is therefore presented as a discontinued operation. For additional information please see Note 4 of the Notes to the Consolidated Financial Statements.

In accordance with IFRS 8 – Operating Segments, starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segment reporting.

					(In millions, except per equity share data)
											2014
	2010		2011		2012		2013		2014		Convenience Translation into US$(1)
Consolidated Statements of Income data:
Continuing operations
Revenues	Rs.	241,586	Rs.	271,437	Rs.	318,747	Rs.	374,256	Rs.	434,269	US$	7,238
Cost of revenues		(166,504)		(186,613)		(225,794)		(260,665)		(295,488)		(4,925)

Gross profit	Rs.	75,082	Rs.	84,824	Rs.	92,953	Rs.	113,591	Rs.	138,781	US$	2,313
Selling and marketing expenses		(11,750)		(14,043)		(17,953)		(24,213)		(29,248)	US$	(487)
General and administrative expenses		(13,407)		(16,843)		(18,416)		(22,032)		(23,538)		(392)
Foreign exchange gains/(losses), net		(753)		503		3,328		2,626		3,359		56

Results from operating activities	Rs.	49,172	Rs.	54,441	Rs.	59,912	Rs.	69,972	Rs.	89,354		1,490
Finance expense		(1,013)		(1,924)		(3,371)		(2,693)		(2,891)		(48)
Finance and other income		4,346		6,631		8,982		11,317		14,542		242

Profit before tax	Rs.	52,505	Rs.	59,148	Rs.	65,523	Rs.	78,596	Rs.	101,005		1,684
Income tax expense		(8,365)		(8,878)		(12,955)		(16,912)		(22,600)		(377)

Profit for the year from continuing operations	Rs.	44,140	Rs.	50,270	Rs.	52,568	Rs.	61,684	Rs.	78,405	US$	1,307
Discontinued operations
Profit after tax for the year from discontinued operations	Rs.	1,977		3,051		3,419		5,012		—		—

Profit for the year	Rs.	46,117	Rs.	53,321	Rs.	55,987	Rs.	66,696	Rs.	78,405	US$	1,307

Profit attributable to:
Equity holders of the Company	Rs.	45,932		52,977		55,730		66,359		77,967	US$	1,300
Non-controlling interest		185		344		257		337		438		7

Profit for the year	Rs.	46,117	Rs.	53,321	Rs.	55,987	Rs.	66,696	Rs.	78,405	US$	1,307

Profit from continuing operations attributable to:
Equity holders of the Company	Rs.	43,967		49,938		52,325		61,362		77,967	US$	1,300
Non-controlling interest		173		332		243		322		438		7

	Rs.	44,139	Rs.	50,270	Rs.	52,568	Rs.	61,684	Rs.	78,405	US$	1,307

Basic earnings per equity share:
Continuing operations	Rs.	18.10	Rs.	20.49	Rs.	21.36	Rs.	25.01	Rs.	31.76	US$	0.53
Discontinued operations		0.81		1.25		1.39		2.04		—		—
Continuing and discontinued operations	Rs.	18.90	Rs.	21.73	Rs.	22.75	Rs.	27.05	Rs.	31.76	US$	0.53
Diluted earnings per equity share:
Continuing operations	Rs.	17.94	Rs.	20.35	Rs.	21.29	Rs.	24.95	Rs.	31.66	US$	0.53
Discontinued operations		0.80		1.24		1.39		2.03		—		—
Continuing and discontinued operations	Rs.	18.74	Rs.	21.59	Rs.	22.68	Rs.	26.98	Rs.	31.66	US$	0.53

					(In millions, except per equity share data)
											2014
	2010		2011		2012		2013		2014		Convenience Translation into US$(1)
Weighted average number of equity shares used in computing earnings per equity share(2):
Basic		2,429,675,750		2,437,492,921		2,449,777,457		2,453,218,759		2,454,745,434		2,454,745,434
Diluted		2,451,131,178		2,453,409,506		2,457,511,538		2,459,184,321		2,462,626,739		2,462,626,739
Cash dividend per equity share paid		4.00		8.00		6.00		6.00		8.00	US$	0.13
Additional data:
Revenue by segment(3)(4)
IT Services	Rs.	202,490	Rs.	234,850	Rs.	284,313	Rs.	338,431	Rs.	399,509	US$	6,658
IT Products		38,205		36,910		38,436		39,238		38,785		646
Consumer Care and Lighting (discontinued)		22,584		27,258		33,401		40,594		—		—
Others (discontinued)		7,143		10,896		18,565		14,785		—		—
Reconciling items		1,152		1,073		534		560		(666)		(11)

Total	Rs.	271,574	Rs.	310,987	Rs.	375,249	Rs.	433,608	Rs.	437,628	US$	7,293

Operating income by segment(4)
IT Services	Rs.	47,687	Rs.	53,407	Rs.	59,265	Rs.	69,933	Rs.	90,333	US$	1,506
IT Products		1,764		1,609		1,787		990		310		5
Consumer Care and Lighting (discontinued)		3,102		3,450		3,956		5,012		—		—
Others (discontinued)		(836)		(97)		110		290		—		—
Reconciling items		127		(701)		(1,105)		(1,079)		(1,289)		(21)

Total	Rs.	51,844	Rs.	57,668	Rs.	64,013	Rs.	75,146	Rs.	89,354	US$	1,490

Consolidated Statements of Financial Position Data:(5)
Cash and cash equivalents	Rs.	64,878	Rs.	61,141	Rs.	77,666	Rs.	84,838	Rs.	114,201	US$	1,903
Available for sale investments		30,420		49,282		41,961		69,171		63,233		1,054
Working capital(6)		95,565		131,696		155,803		162,663		218,230		3,637
Total assets		329,928		371,443		436,001		439,730		502,304		8,371
Total debt		62,511		52,802		58,958		63,816		51,592		860
Total equity		196,549		240,371		286,163		284,983		344,886	US$	5,748
Number of shares outstanding		1,468,211,189		2,454,409,145 (7)		2,458,756,228		2,462,934,730		2,466,317,273		2,466,317,273

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2014, has been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 60.00, as published by Federal Reserve Board of Governors on March 31, 2014.
2.	Adjusted for stock dividend and for the grant of one employee stock option for every 8.25 employee stock options held by each eligible employee as of the Record Date of the Demerger, pursuant to the terms of the Demerger Scheme effective March 31, 2013.
3.	For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.
4.	Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. We have not restated previous periods on our new basis of segment reporting since meaningful segregation of data is impracticable. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segment reporting.
5.	The financial position as of March 31, 2010, 2011 and 2012, which are dates prior to the date of the demerger, includes assets and liabilities of the Diversified Business.
6.	Working capital equals current assets less current liabilities.
7.	Adjusted for stock dividend.

Exchange Rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (“ADSs”), listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, J. P. Morgan (“Depositary”), of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2014	Rs.	60.00	Rs.	60.35	Rs.	68.80	Rs.	53.65
2013		54.52		54.36		57.13		50.64
2012		50.89		48.01		53.71		44.00
2011		44.54		45.46		47.49		43.90
2010		44.95		47.18		50.48		44.94

On May 9, 2014, the certified foreign exchange rate published by the Federal Reserve Board of Governors was Rs. 60.00.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low
April 2014	Rs.	61.17	Rs.	59.86
March 2014		62.17		59.89
February 2014		62.63		61.78
January 2014		63.09		61.45
December 2013		62.38		60.87
November 2013		63.73		61.74

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

Risks Related to our Company and our Industry

Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of investors and market analysts, which could cause the market price of our equity shares and American Depositary Shares (“ADSs”) to decline.

Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	currency exchange fluctuations; and

•	other economic and political factors, including the economic conditions in United States, Europe and other geographies in which we operate.

A significant portion of our total operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in operating results in any particular quarter.

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

Parts of the global economy are volatile on account of political uncertainty. Our pricing remains competitive and clients remain focused on cost reduction and capital conservation. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. Continued attrition levels in our customer interaction services, particularly in our BPO services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

If we do not effectively manage our growth, including, among other things by improving our administrative, operational and financial processes and systems to manage our growth, the value of our shareholders’ investment may be harmed.

Our expected growth will continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. As a result of our growing operations, we face and expect to continue to face challenges such as:

•	recruiting, training and retaining sufficiently skilled technical, marketing and management personnel;

•	maintaining an effective internal control system and properly educating and training employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity or otherwise exposing us to unacceptable business risks;

•	maintaining our high quality standards of service;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems (“MIS”);

•	preserving our culture, values and entrepreneurial environment;

•	assimilating and integrating disparate IT systems, personnel and employment practices, and operations of acquired companies; and

•	Managing our procurement, supply chain and vendor management processes.

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

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our clients. This requires us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients, including penalty clauses and compensation based on our client’s financial outcomes. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our client’s requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, reputational harm and/or imposition of penalties or the payment of damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized. We may also be subject to loss of clients due to dependence on alliance partners, subcontractors or third party product vendors.

Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for subsequent stages or may cancel or delay subsequent planned engagements. Further, we may not be able to sell additional services to existing clients. Unsatisfied clients might seek to terminate existing contracts prior to the completion of the services or relationship. This may further damage our business by affecting our ability to compete for new contracts with current and prospective clients. We may also experience terminations, cancellations or delays as a result of the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract, retain and manage the transition of these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

The continued efforts of the senior members of our management team are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Increasing competition for technology professionals in India may also impact our ability to retain personnel. Changes in government policies may also affect our ability to attract, hire and retain personnel. Additionally, we may not be able to reassign or retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our profits could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Our profitability could suffer if we are unable to continue to successfully manage our costs.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery and effectively leveraging our sales and marketing and general and administrative costs. We also have to manage additional costs to replace the unsatisfactory solutions or services if our clients are not satisfied because we fail to properly understand their needs and develop solutions accordingly. We have also taken actions to reduce certain costs, including increasing productivity from fixed costs, such as better utilization of existing facilities, and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by relocating to lower cost locations, passing such increases to clients, or increasing our revenues sufficiently to offset increased costs, our margins and results of operations could be materially adversely affected.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results/net income.

Our IT Services business is approximately 91% of our revenue. A significant portion of our revenue from these business segments are derived from transactions in foreign currencies, including the U.S. dollar and the euro, while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against foreign currencies can adversely affect our revenue and competitive position, and can adversely impact our gross margins. Exchange rate fluctuations have in the past adversely impacted, and may in the future adversely impact, our operating results. We generate approximately 43% of our IT Services revenues in non-U.S. dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. dollar can affect our revenues and growth, as expressed in U.S. dollar terms. Volatility in exchange rate movement and/or sustained Indian rupee appreciation will negatively impact our revenue and operating results.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the rupee declines, the size of our debt obligations and interest expenses in Indian rupees may increase, which will adversely impact our net income.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we and our subsidiaries carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 49% of our IT Services revenue from the United States and 30% of our IT Services revenue from Europe. If the economy in the United States or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Our revenue depends to a large extent on a limited number of clients, and our revenue could decline if we lose a major client.

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 4%, 3% and 4% of our IT Services revenue for the years ended March 31, 2012, 2013 and 2014, respectively. Our ten largest IT Services clients accounted for approximately 20%, 22% and 23% of our IT Services revenues for the years ended March 31, 2012, 2013 and 2014, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, such as a reduction in our clients’ IT budgets due to economic factors or otherwise, shifts in corporate priorities, consolidation among our clients and political or economic factors. These factors may not be predictable or under our control. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We cannot assure you that present or future large clients will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our net sales and net income.

Companies in the industries that we serve may also seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the overall amount of work that we perform for such clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration, technology or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us.

Our results of operations may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, our clients may reduce or defer their spending on new technologies in order to focus on other priorities and prospective clients may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology, declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our results of operations could be adversely affected.

Our profitability could suffer if we are not able to maintain favorable utilization rates.

Our profitability and the cost of providing our services are affected by the utilization rate of our professionals. If we are not able to maintain high utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

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

In the last fiscal year, we implemented a new segment reporting structure to align ourselves with industry trends. This change to our segment reporting could be confusing to investors, and may not have the desired effects.

Starting with the quarter ended June 30, 2013, we began reporting our former IT Services business segment as six separate segments to better align ourselves with industry trends. We have provided disclosures about our new segment reporting structure, but there is no guarantee that investors or the market will understand this change to our financial reporting. There is also no guarantee that this change will have the desired effect, and in the future we may need to change our basis of segment reporting to provide greater clarity to investors. Failure of investors or analysts to understand our revised segment reporting structure may negatively affect their ability to understand our business and operating results which could adversely affect our stock price.

Restrictions on immigration in the U.S. may affect our ability to compete for and provide services to clients in the U.S., which could hamper our growth and cause our revenue to decline.

Our employees who work onsite at client facilities or at our facilities in the U.S. on temporary or extended assignments typically must obtain visas. If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to our clients in the U.S. could be impaired. In response to past terrorist attacks in the U.S., the U.S. Citizenship and Immigration Services (“USCIS”) and the U.S. Department of State have increased their level of scrutiny in reviewing visa applications and work petitions and have decreased the number of such visas granted.

Additionally, the U.S. is currently considering comprehensive immigration reforms which may result in additional restrictions or changes that could hamper our ability to serve our clients, causing our revenue to decline. If those proposed restrictive provisions are signed into law, they could have a substantial impact on our hiring practices or capacity to complete client projects, and our cost of doing business in the U.S. could increase and that may discourage clients from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Although there is currently no regulatory limit to the number of new L-1 petitions or visas granted, the L-1 and H-1B Visa Reform Act of 2004 precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge if (1) such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Furthermore, the USCIS has indicated that it will start worksite visits for L-1 employees beginning in 2014.

In addition, companies which have obtained H-1B visas on behalf of employees face higher labor, legal and regulatory standards. Investigations by the Wage and Hour Division of the U.S. Department of Labor or unannounced random site inspections by the U.S. Department of Homeland Security could also affect our ability to efficiently compete for and provide services to our clients in the U.S.

Immigration laws in the U.S. and in other countries are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or reviewing work visas for our technology professionals.

Although we currently have sufficient personnel with valid H-1B and L-1 visas, we cannot be assured that we will continue to be able to obtain any or a sufficient number of H-1B and L-1 visas for our onsite employees on the same timeframe as we currently maintain.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies, data privacy and protection regulations, currency fluctuations, economic and political volatility and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

Legislation in certain countries in which we operate, including the U.S., may restrict companies in those countries from outsourcing work.

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels in many countries and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts in many countries to enact new legislation to restrict offshore outsourcing or impose restrictions on companies that outsource. Periodically, restrictive outsourcing legislation has been considered by federal and state authorities in the U.S. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

In addition, from time to time, negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data, has been publicized, including reports involving service providers in India. Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.

Further, under the United Kingdom’s Transfer of Undertakings (Protection of Employees) Regulations, 2006, as well as similar regulations in European Union member countries, employees who are dismissed by an outsourcing vendor could seek compensation from their current or new employer. This could adversely impact our customers’ ability to outsource and also result in additional costs due to redundant payment liabilities. Such events can have an adverse impact on our results of operations and our financial position.

Our failure to complete fixed-price, fixed-time frame contracts within the budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use our specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price or fixed-time frame projects, we bear the risks of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, and hybrid contracts with features of both pricing models. We also undertake element or transaction based pricing, which is done with a view of certain scale of operations. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically-distributed service centers. Furthermore, when work gets outsourced we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers at Bangalore, Chennai, Hyderabad, Kolkata, Pune and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers provides us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

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

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure during fiscal year 2014 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2014 was Rs. 8,913 million ($149 million). Additionally, as of March 31, 2014, we had contractual commitments of approximately Rs. 778 million ($13 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability will be reduced.

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

If flaws in design, function or maintenance of our services were to occur, we could experience a rate of failure that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement of our services and control of quality, costs and product testing are critical factors in our future growth. There can be no assurances that our efforts to monitor, develop, modify and implement appropriate testing for errors and upgrading processes will be sufficient to prevent us from having to incur substantial repair, replacement or service costs or from a disruption in our ability to provide services, either of which could have a material adverse effect on our business, results of operations or financial condition.

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

Termination of client relationships, particularly relationships with our largest customers would have a material adverse effect on our business.

We may engage in future acquisitions, investments, strategic partnerships or other joint ventures that may not be successful or meet our expectations.

We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. The acquisition and integration of new businesses subjects us to many risks and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel or operations of the acquired companies. We could also have difficulty in integrating the acquired products, services, solutions or technologies into our operations. We may have to face litigation or other claims arising out of our acquisitions, including disputes with regard to earn-outs or other closing adjustments. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which would otherwise be beneficial for us.

Investments in joint ventures or companies where we do not have majority ownership expose us to decisions made by others. This could impact our ability to align the strategic goals of the venture with our goals and this may impact the returns on our investment. We may also be required to exit such ventures at inopportune times or make further investments in a venture based on current shareholder agreements. Such further investments may have to be made at a time when the venture is financially struggling and this may erode or dilute its value to our shareholders.

Despite our due diligence process, we may fail to discover significant issues around an acquired company’s intellectual property, service offerings, customer relationships, employee matters, accounting practices or regulatory compliances. We may also fail to discover liabilities that are not properly disclosed to us or we inadequately assess in our due diligence efforts or liabilities that may arise out of regulatory non-compliance, contractual obligations or breaches. We cannot predict or guarantee that our efforts will be effective or will protect us from liability. If we are unable to get indemnification protection or other contractual protections or relief for any material liabilities associated with our acquisitions or investments, it could harm our operating results.

Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.

Some of our client contracts contain benchmarking provisions which allow a customer in certain circumstances to request a study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services against the comparable services of an agreed upon list of other service providers. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce our pricing for future services to be performed for the remainder of the contract term, which could have an adverse impact on our revenues and profitability.

We may be liable to our clients for damages caused by system failures, which could harm our reputation and cause us to lose clients.

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

We may be subject to litigation and be required to pay damages for deficient services or for violating intellectual property rights.

We may be subject to litigation and be required to pay damages for losses caused by allegedly deficient services. We may also be subject to damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information in connection with services to our clients. Further, our contracts often contain provisions pursuant to which we indemnify our clients for such third-party breaches of intellectual property pursuant to our contracts. Our inability to provide services at contractually-agreed service levels or inability to prevent violation or misuse of the intellectual property of our clients or that of third parties could cause significant damage to our reputation and adversely affect our results of operations.

Third party providers of software that we license may subject us to claims or litigation to seek damages for violating their licenses and intellectual property rights, which could require us to pay damages, enter into costly license arrangements or modify our products and services. We may also face litigation or incur additional fees and be required to pay damages for violating contractual terms, misuse or excessive use of our license to intellectual property rights, which could cause significant damage to our reputation and adversely affect our results or operations. Further, we may be required to indemnify our clients for third-party breaches of intellectual property pursuant to our contracts.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, Securities and Exchange Board of India (“SEBI”) rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2014, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

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

We cannot predict the outcome of the Securities and Exchange Commission’s ongoing formal investigation, the outcome of which could have a material adverse effect on us.

As we have previously disclosed, the SEC’s Division of Enforcement has requested that we provide, on a voluntary basis, certain information and documents concerning, among other things, issues relating to auditor independence and the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We have fully complied with these information requests. In January 2014, the staff of the SEC advised us that the SEC has issued a formal order directing private investigation in connection with this matter, which we believe to be a common step in the process in such matters. We continue to fully cooperate with the SEC’s investigation. The outcome of the SEC’s review of this matter is uncertain. Adverse determinations by the SEC could have a material adverse effect on us.

If we are unable to collect our dues / receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.

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

Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process which may affect our operating profitability. These risks include, but are not limited to, the following:

•	Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not reimbursable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in prospective adjustments of previously agreed upon rates for our work and may affect our future margins.

•	If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy and therefore we can only mitigate, and not eliminate, this risk.

•	Government contracts are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts among commercial and governmental entities.

•	Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

•	Government contracts may not include a cap on direct or consequential damages, which could cause additional risk and expense in these contracts.

We may incur substantial costs for environmental regulatory compliance.

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

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the Indian rupee, including the U.S. dollar and the euro. The Indian rupee has experienced price volatility in the past year and because our financial statements are denominated in the India rupee, fluctuations in currency exchange rates, especially against the U.S. dollar, could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce certain of these risks. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

Goodwill and acquisition related intangibles that we carry on our balance sheet could give rise to significant impairment charges in the future.

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

Wage increases in India may diminish our competitive advantage against companies located in the U.S. and Europe and may reduce our profit margins.

Our wage costs in India have historically been significantly lower than wage costs in the U.S. and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees over the long term, wage increases may reduce our profit margins. Furthermore, increases in the proportion of employees with less experience, or source talent from other low cost locations, like Eastern Europe, China or Southeast Asia could also negatively affect our profits.

We would realize lower tax benefits if the special tax holiday scheme for units set up in Special Economic Zones is substantially modified.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We are subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21% on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from local authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected. The Finance Act 2012 extended the applicability of transfer pricing regulations to domestic transactions entered into with related parties and certain specified transactions.

Taxation laws are susceptible to frequent change. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. In addition, a new Direct Tax Code is expected to replace the existing Indian Income Tax Act, 1961. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Changes in taxation laws in India are also expected to be announced, when following the announcement of election results, the newly elected government presents the Union Budget.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks on November 29, 2008 and July 13, 2011 in Mumbai, India and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the U.S. or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in those regions. In addition, such attacks may make business travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the U.S. or Europe, and may effectively curtail our ability to deliver services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.

The markets in which we operate are subject to the risks of earthquakes, floods and other natural disasters, the occurrence of which could cause our business to suffer.

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, as occurred in Japan in March 2011, a flood, as occurred in Thailand in July 2011, or other natural disaster in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Despite economic liberalization policies, the Indian federal and state governments remain a significant part of the Indian economy as producers, consumers and regulators. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

For instance in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is currently considering making further changes in its SEZ policy. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

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

It may be difficult for you to enforce any judgment obtained in the U.S. against us, our directors or executive officers or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the U.S. A substantial portion of our assets and the assets of many of these persons are also located outside the U.S. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the U.S., including judgments predicated solely upon the federal securities laws of the U.S.

We have been advised by our Indian counsel that the U.S. and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. on civil liability, whether or not predicated solely upon the federal securities laws of the U.S., would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the U.S. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the U.S., and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. Furthermore, the laws of India do not protect proprietary rights to the same extent as laws in the U.S. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

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

Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. Further, we may be required to provide indemnification to clients for third-party breaches of intellectual property pursuant to our contracts with such parties.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and certain regulatory requirements that are specific to our client’s industry. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

We have more than 27,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Further, the Company is subject to the new Indian Companies Act, 2013, which is replacing the prior Indian Companies Act, 1956, with a target date for substantial enforcement of April 1, 2014. However, the implementation of the new legislation has been slow, uneven and inconsistent. It is unclear where case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. In addition, many of the provisions of the previous Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation until the Companies Act, 2013 is completely effective and enforced. On many of the provisions, clarifications are awaited from the Ministry of Corporate Affairs, which will distribute circulars effecting modification in rules or notifications or changes in the Companies Act, 2013.

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

Our stock price continues to be volatile.

Our stock price is affected by factors outside of our control. Such volatility could negatively impact the perceived value and stability or our ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges on which our equity shares are listed, including the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, may differ than in the U.S. SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the U.S.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and the NSE and trade in Indian rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee. In addition, dividends declared, if any, are denominated in Indian rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. dollars will be affected by exchange rate fluctuations. If the Indian rupee depreciates against the U.S. dollar, the price at which our ADSs trade and the value of the U.S. dollar equivalent of any dividend will decrease accordingly.

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

Additionally, holders of 5% or more of the shares or voting rights of a company who acquire or dispose of shares representing 2% or more of the shares or voting rights of the company must disclose, within two working days of such transaction their revised shareholding to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if the transaction is a sale which results in the holder’s ownership falling below 5%. The Takeover Code may also impose conditions that discourage a potential acquirer, which could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be reduced.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”), for U.S. federal income tax purposes for our current taxable year ended March 31, 2014. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation – Material U.S. Federal Tax Consequences – Passive Foreign Investment Company.”

Item 4. Information on the Company

History and Development of the Company

Wipro Limited was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 2013 (“Companies Act”). We are a public limited company deemed to be registered under the Companies Act and are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. In October 2000, we raised gross aggregate proceeds of approximately US$131 million in our initial U.S. public offering of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. The name and address of our registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, we further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, we leveraged our hardware expertise and also began offering our clients software services. We are one of the pioneers of the Global Delivery Model. Our headquarters are in Bangalore, India and we have operations in North America, Europe, Africa, Latin America and Asia.

In March 2013, we completed the demerger of our non-IT business segments, as discussed further below under the section entitled “The Demerger of the Diversified Business.” Our business now comprises our IT Services businesses and IT Products business segments. For the fiscal year ended March 31, 2014, the IT Services businesses generated 91.1% of revenue and 99.7% of operating income. For the same period IT Products generated 8.9% of revenue and 0.3% of our operating income. In the first quarter of fiscal 2014, we reorganized our IT Services business into six segments along industry lines. We believe this organization is consistent with practices in our industry and enhances the comparability of our performance with our competitors. For the fiscal year ended March 31, 2014, our operating income was generated among these segments as follows: 26.7% was generated by our Banking, Financial Services and Insurance (“BFSI”) segment, 8.5% was generated by our Healthcare and Life Sciences (“HLS”) segment, 14.4% was generated by our Retail, Consumer Goods, Transport and Government (“RCTG”) segment, 19.3% was generated by our Energy, Natural Resources and Utilities (“ENU”) segment, 19.2% was generated by our Manufacturing and High-Tech (“MFG”) segment, 12.8% was generated by our Global Media and Telecom (“GMT”) segment, and (0.9)% was unallocated.

We had total capital expenditures of Rs. 12,977 million, Rs. 10,616 million and Rs. 8,913 million during the fiscal years ended March 31, 2012, 2013 and 2014, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products businesses. As of March 31, 2014, we had contractual commitments of Rs. 778 million ($13 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments as of March 31, 2014.

Acquisitions

In the last three fiscal years, we have made several acquisitions, including the acquisition of the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”) in April 2011 and Opus CMC, a leading US-based provider of mortgage due diligence and risk management services in January 2014. Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions. There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

The Demerger of the Diversified Business

Effective as of March 31, 2013, the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises Limited, a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement approved by the High Court of Karnataka, Bangalore. Following the effective date, the Diversified Business is classified and presented in the Consolidated Financial Statements as discontinued operations. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations and the Demerger.

Industry Overview

IT Services

Enterprises are increasingly outsourcing their technology and IT services requirements to global IT services providers who can deliver high quality service on a global scale and at competitive costs. Spending on global IT sourcing in 2013 grew by over 8% over 2012, nearly twice as fast as global technology spending, according to the National Association of Software and Service Companies (NASSCOM) Strategic Review Report 2014 (“NASSCOM Report”). Global IT service providers offer a range of end to end software development, IT business solutions, research and development services, business process outsourcing (BPO), consulting and related support functions.

Over the past two decades, India has risen to become the leading destination for global IT services sourcing, BPO and research and development services. Global IT services providers, based in India, have a proven track record for providing business and technology solutions, offering a large, high quality and English-speaking talent pool and a friendly regulatory environment. These factors have facilitated India’s emergence as a global sourcing hub. The following are key factors contributing to the growth of India-based IT services providers:

•	Global IT sourcing from India offers significant cost advantages as well as productivity gains due to access to highly skilled and competent talent at lower wage costs. According to the NASSCOM Report, India-based IT services providers have been able to maintain their cost competitiveness by deploying various control strategies including delivery networks in Tier II/III cities, offsetting wage inflation with operational gains and productivity measures.

•	India has a large, highly skilled and English-speaking talent pool. According to the NASSCOM Report, the IT business process management industry in India employed nearly 3.1 million software professionals as of March 31, 2014, making it one of the largest employers in the global IT services industry

•	Business favorable policy decisions of the Government of India have played an instrumental role in the development of robust IT and BPO sectors in the country. The Software Technology Park (“STP”) Scheme and the Special Economic Zone Act also played a critical role in the emergence and development of the IT and BPO industries by providing incentives in the form of tax holidays.

•	The IT industry in India has been the primary beneficiary of the rapid transformation of the telecom sector as deregulation has resulted in a rapid decline of the cost of international connectivity and improvement in service level quality.

•	India-based IT companies have proven their ability to deliver premium IT and BPO services that satisfy the requirements of international clients who adhere to exacting quality standards.

According to the NASSCOM report, revenues for fiscal year 2014 for the IT-BPM industry based in India is estimated to be US$118 billion and it is growing by 8.8% over fiscal year 2013. According to the NASSCOM Report, IT export revenues from India, excluding hardware, are expected to grow at a year-over-year rate of 13% in 2014. This growth is expected to be driven by all customer segments, but particularly across government, enterprise consumers and small and medium businesses. While exports remain the focus area for the IT industry in India, the IT services market in India represents approximately 27% of the total business of India-based IT services industry and is also expected to be a key growth driver. According to the NASSCOM Report, the domestic Indian IT-BPM market is expected to grow by 9.7% in 2014.

IT Products

While our focus is on being a strategic provider of IT services and the system integrator of choice, we also provide IT products as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services where we provide a full suite of services such as hardware solutions, software licenses and services. To fulfill system integration projects, we sell IT hardware and software licenses. The hardware products and software licenses sold are classified under the IT Product segment.

According to the NASSCOM Report, the hardware segment of the IT-BPM market in India is estimated to be $13 billion in fiscal year 2014 or 40% of the India IT-BPM industry. The key components of the hardware industry are servers, desktop, notebook and tablet computers, storage devices, peripherals, printers and networking equipment. Recent trends indicate a rising demand for tablet computers and weakening demand for desktop computers. Demand for storage equipment and IT security products has increased as more data is generated and stored.

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

Business Overview

We are one of the leading global IT services providers. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located around the world, including in India, the U.S., Romania, and China. We develop and integrate solutions that enable our clients to leverage IT in achieving their business objectives at competitive costs. We use our quality processes and global talent pool to deliver time to development advantages, cost savings and productivity improvements.

Our IT Services businesses provide a range of IT and IT-enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, BPO services, research and development and hardware and software design to leading enterprises worldwide. Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we serve are undergoing rapid change due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. On the technology front, cloud-based offerings have changed the demand for IT services. Pressures on cost-competitiveness and an uncertain economic environment are causing clients to develop newer business models. Development of advanced technologies such as mobile applications and the emergence of social media are shifting the point of decision-making on IT sourcing within clients’ organization. We believe that these trends provide us with significant growth opportunities.

Our IT Products business segment provides a range of third-party IT products, which allows us to provide comprehensive IT system integration services. These products include computing, storage, networking, security and software products, including databases and operating systems. We have a diverse range of clients, primarily in the India and Middle East markets from small and medium enterprises (“SMEs”) to large enterprises in all major industries. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to fill existing orders and honor our warranty and service obligations. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals.

Our Competitive Strengths

We believe that the following are our principal competitive strengths:

Comprehensive range of IT Services

We provide a comprehensive and integrated suite of IT solutions, including applications, infrastructure engineering, cloud and mobility services, BPO services, analytics and consulting. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance, and provide managed IT support services to clients through our offshore development centers in India, several near-shore development centers located in regions closer to our clients’ offices and onsite at client premises. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning (“ERP”), supply chain management (“SCM”) and customer relationship management (“CRM”). In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Our ability to provide an integrated service offering combining BPO services, application services and infrastructure services has proven to be a strong competitive advantage over other IT services providers.

Broad range of research and development services

Due to our strengths in research and development services, we are well positioned to benefit from the continuing increase in global research and development spending. We are one of the few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. We are one of the largest independent third-party research and development service providers in the world, with over three decades of experience in electronic product design and design services. We have been rated number one in engineering and research and development services by Zinnov for the last four successive years. According to the NASSCOM Report, software products, engineering, and research and design services produced in India are estimated at US$18 billion in fiscal 2014. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software. We also provide research, development and design services for software used in mobile phones, home or office appliances, medical devices, industrial automation and automobiles.

Global Delivery Model

One of our strengths is our Global Delivery Model, which allows us to provide services using a professional team located worldwide, from both our global development centers and our near-shore development centers. We were among the first India-based IT services companies to implement the global development model as a method for delivering high quality services at a relatively low cost to international clients. We have multiple near-shore development centers in Atlanta in the U.S.; Mexico City and Monterrey in Mexico; Buenos Aires in Argentina; Renne and Paris in France; Nuremburg, Munich and Meerbusch in Germany; Hoofddorp and Eindhoven in Holland; Shannon in Ireland; Maia in Portugal; Bucharest and Timisoara in Romania; Warsaw in Poland; Lustenau in Austria; Budapest in Hungary; Helsinki in Finland; Stockholm in Sweden; Jakarta in Indonesia; Singapore; Kuala Lumpur in Malaysia; Cebu and Manila in the Philippines; Yokohama and Okinawa in Japan; Shanghai and Chengdu in China; Johannesberg in South Africa; Melbourne, Sydney and Adelaide in Australia, and multiple centers in the United Kingdom.

Our Global Delivery Model allows us to utilize the best talent available, wherever it is located, to achieve the best financial and delivery results possible. Our Global Delivery Model provides our customers with the following key benefits:

•	24 hour capabilities across multiple time zones;

•	highly skilled technology professionals;

•	cost competitiveness across geographic regions;

•	uninterrupted service delivery through multi-location redundancy; and

•	an integrated workflow based system with reusable tools and knowledge management.

Through our globally connected delivery centers and depth of capabilities, we have accelerated the speed to market of our solutions.

Ability to access, attract and retain skilled IT professionals

We have near-shore development centers in the US and Europe which help us in attracting and retaining local talent in these geographies. We have been hiring MBA and engineering graduates from major universities in the US and Europe which is helping us to expand our local footprint in these geographies. We partner with a leading university in India to provide a program for on-the-job training and a Master’s degree in software engineering. As of March 31, 2014, we employed over 130,000 employees in our IT Services business.

We believe that our ability to retain highly skilled personnel is enhanced by our leadership position in the industry, ability to offer opportunities to work with leading edge technologies and our focus on training and compensation. We offer learning opportunities to our personnel aimed at developing and refining their professional skills. We offer a breadth of learning programs in technical, domain and leadership space. We also have partnerships with premier institutions across the globe to offer higher education and certification programs. In addition, we offer the Integrated Talent Management System, a learning platform which offers resources anytime, anywhere. Our innovative variable and performance linked compensation programs are important in attracting and retaining qualified personnel. We also grant Restricted Stock Unit (RSU) to employees in managerial and senior managerial levels.

Strong brand recognition

Wipro is a leading global IT services provider, with over 130,000 employees serving over 980 clients in over 175 cities across 6 continents. Today, the Wipro brand is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

In 2014, we were recognized as one of the most ethical companies by Ethisphere Institute for the third year in a row, and were listed in the Dow Jones Sustainability Index, for the fourth year in a row. We enhance the value of our brand through aggressive digital marketing campaigns, participation in global events in the space of future technologies, showcasing our technology prowess through our Technovation Centre, maintaining Thought Leadership through publications, forging relationships with Global Alliances partners and establishing close engagement with industry analysts and leaders.

Our Business Strategy

Our goal is to drive sustainable and profitable growth in all of our business segments by executing the following key strategies:

Continuously improve service and delivery efficiencies

We seek to maintain agility and increased efficiencies in our organization by continuously improving the manner in which we develop and deliver our IT services. We develop preconfigured solutions, standardized delivery tools and technology-enabled delivery processes to increase the speed and efficiency of our IT services and provide our clients with faster, more accessible and more cost effective IT solutions. For example, our cloud and hosted service offerings provide clients with standardized and automated solutions that allow them to collect, process and analyze information quickly and without the need for extensive consultation and configuration. Where specialized solutions are required, we believe that our experienced and highly trained personnel can identify problems, develop solutions and deliver those solutions in a more efficient and cost effective manner. By deploying experienced and highly trained personnel across our service and product delivery offerings, we intend to further increase our effectiveness and efficiency.

Focus on broad range of services in key industry verticals and develop deep industry knowledge

We continue to build specialized industry expertise in key verticals and offer a broad range of IT services in each of these key verticals. We have invested and continue to invest significant resources in understanding and prioritizing verticals such as banking, financial services and insurance, manufacturing, media and telecom, retail and consumer product goods, energy and natural resources and healthcare and life sciences. Within these verticals, we invest in developing deep industry knowledge, understanding the information and technology needs of major industry leaders and leveraging available technologies to deliver effective solutions and products to our clients and potential clients. We also seek to meet all of the IT services needs of clients in these verticals with a broad range of specialized service offerings that are designed to address the industry specific issues and needs of our clients. Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure by industry to reflect our focus on key verticals.

Aggressively build awareness of the Wipro brand name

We continue to aggressively build awareness of the Wipro brand name among clients and consumers. We believe we can retain and strengthen the international reputation of our brand by ensuring that our brand name is associated with our position as a market leader committed to high quality services. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific markets. As an IT services business, we seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

Pursue differentiation and leadership through our people

We believe that our employees are the backbone of our organization and a key differentiator in the global market for IT services and IT products. We are committed to recruiting and training highly skilled employees, service providers and leaders. Our aim is to build a best in class global leadership team and provide our employees with attractive opportunities for career enhancement and growth. We continue to design and implement processes and programs to foster people development, leadership development and skill enhancements among our global team. It is our aim to be a diverse global company that not only serves clients but also empowers our employees worldwide to increase their expertise beyond their industry peers.

Pursue selective acquisitions

Acquisitions are an important part of our corporate strategy. We believe our acquisition program has the potential to further our strategic objectives, strengthen our competitive position, enhance our domain expertise and contribute to the growth and success of our company. In pursuing acquisitions, we focus on opportunities where we can further develop our domain expertise, specific skill sets and our Global Delivery Model to maximize service and product enhancements and higher margins. We also use our acquisition program to increase our presence in select geographies and pursue select business opportunities. For example, we significantly increased our footprint in the United States with the acquisition of Infocrossing, Inc., a then U.S. publicly listed company, in August 2007. In April 2011, we established ourselves in the energy, natural resources and utilities industry by acquiring the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation (“SAIC”). In January 2014, we acquired Opus CMC, a leading US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and outsourcing business and complement its existing offerings in mortgage origination, servicing and secondary market.

Business Segment Overview

Following the Demerger, the Company’s remaining two business segments are IT Services and IT Products. Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. The six IT services business segments are:

•	Banking, Financial Services and Insurance (“BFSI”)

•	Healthcare and Life Sciences (“HLS”)

•	Retail, Consumer Goods, Transport and Government (“RCTG”)

•	Energy, Natural Resources and Utilities (“ENU”)

•	Manufacturing and High-Tech (“MFG”)

•	Global Media and Telecom (“GMT”)

These six IT services business segments and our IT Products segment comprise our reporting segments for financial reporting purposes. We believe this segment reporting structure is in line with industry trends and will streamline our organizational structure. Please see “IT Services Business Segments” below and Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Overview

We are a leading provider of IT services to enterprises across the globe. We provide a range of IT and IT-enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, BPO services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally through a team of over 130,000 IT professionals using our Global Delivery Model.

IT Services Offerings

Our service offerings in each of these strategic business units are aligned with the technology needs of our customers, which include applications, infrastructure, engineering, cloud and mobility services, business processes, analytics and consulting. Our key service offerings are outlined below:

•	Business Application Services: Our Business Application Services offer integrated business solutions that span the application and technology landscape, from enterprise applications and digital transformation to security and testing. We help drive business innovation by integrating next generation technology into the enterprise IT landscape. Our solutions streamline business processes, maximize and extend the value of package applications, and offer secure IT operations. We aggregate cutting-edge applications to drive collaboration and e-commerce with customers.

•	Enterprise Application Services: Our Enterprise Application Services assist our customers’ transformation initiatives through Enterprise Resource Planning, Financial Management, Human Capital Management, Supply Chain Management, Customer Relationship Management and Application Management Services. We have strategic partnerships with many major ERP vendors which enable us to provide tailored recommendations for the specific needs of our clients.

•	Business Collaboration and Customer Experience: We provide digital solutions that enhance client loyalty, drive business sales and increase clients workforce effectiveness. Our business collaboration and client experience solutions facilitate collaboration and e-commerce between clients and their partners, suppliers, distributors and internally among our clients’ employees.

•	Enterprise Architecture: Our Enterprise Architecture Services assist clients in establishing the structure, processes and tools for improvements in technology governance and the metrics they need to measure the alignment of their IT landscape with their business goals.

•	Enterprise Integration: Our business integration solutions integrate a client’s social, mobile, real-time analytics and cloud applications. We also increase client business responsiveness through IT agility, IT spend optimization, and regulatory compliance.

•	Enterprise Security Solutions: We offer end-to-end integrated enterprise security solutions and are among the top global firms offering comprehensive IT security services. Our solutions enhance performance of information security and enable compliance programs to adapt with agility to constantly evolving business and IT risks.

•	Testing Services: Our Testing Services are focused on deployment readiness of applications and products by delivering functional assurance, better quality and enhanced performance in addition to greater cost savings and faster time to market. We provide risk-based testing, cloud testing, Level IV and V, and business assurance.

•	Global Infrastructure Services: Our Global Infrastructure Services (“GIS”) enables clients to deploy technology solutions across the globe on an integrated basis. Some of our key industry specific service offerings include Wireless Place, Shoptalk™, and Bank in a Box, while our traditional offerings include data center management, cloud services, managed network, managed security, end user computing and business advisory services.

•	Product Engineering Services and Research and Development Services: We provide comprehensive research and development services, including product engineering across most industries and product types. For example, solutions frameworks like Digital TV middleware stacks, tele-health gateway and automotive connectivity as well as end-to-end product lifecycle services like collaborative design and manufacturing and sustenance.

•	Advanced Technologies Group (“ATG”) and Analytics & Information Management (“A&IM”)

a.	Advanced Technologies (“ATG”): Our Advanced Technologies services are focused on cloud, mobility, analytics, social and smart sensor technologies. We provide offerings such as:

•	integrated cloud services, including review and analysis for cloud amenability, cloud-based IT infrastructure and application transformation, as well as assurance, monitoring and management for cloud services. We also leverage our public SaaS (Software-as-a-Service), in partnerships with industry leaders such as Salesforce.com, Workday, and NetSuite;

•	mobility solutions including mobile strategy consulting, mobile user interface design services, mobile application development and testing as well as mobile security and device management;

•	high performance technologies including highly scalable platforms for high speed computing and big data applications; and

•	analytics-as-a-service and information-as-a-service including assisting clients with developing a comprehensive analytics and cloud strategy utilizing information-as-a-service and analytics solutions.

b.	Analytics and Information Management (“A&IM”): Our A&IM solutions enable customers to derive actionable business insights from data to drive growth, enhance cost management and strengthen risk management. We work with customers to develop end-to-end analytics and information strategy leveraging our process assets and solutions based on analytics, business intelligence, enterprise performance management, and information management.

Some of our key A&IM services include:

•	consulting services, such as business strategy, architecture, change management;

•	performance management and optimization;

•	predictive analytics, statistical modeling and data mining, machine learning, big data solutions, next generation business information, including mobile business information, advanced visualization and in memory computing;

•	information management, such as strategy, architecture, governance, enterprise data warehouse, business data quality, master data management, data privacy, lifecycle management and information integration;

•	system integration solutions including hardware, infrastructure, and application; and

•	managed services.

•	Business Process Outsourcing (“BPO”): Our BPO services enable clients to improve the quality of their processes, reduce costs and create economies of scale. We offer customized service offerings that translate into flexible and cost effective services of the highest quality for our customers. We are uniquely positioned to service customer requirements by leveraging our quality and innovation, talented employees, self-sustaining process framework and domain knowledge. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other stand-alone IT services providers.

Our BPO service offerings include:

•	customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	finance and accounting services, such as accounts payable and accounts receivable processing;

•	process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management;

•	knowledge process outsourcing services which involve high-end knowledge work on intellectual property, equity and finance, analytics, market research and data management; and

•	process transformational offerings, such as automated chats and e-mails, speech analytics and interactive voice response based voice solutions.

•	Consulting: Wipro Consulting Services (“WCS”) helps companies solve today’s business issues while thinking ahead to future challenges and opportunities. We help organizations enhance business effectiveness through operational excellence, derive value through technology-enabled transformation and face tomorrow’s challenges. WCS offers these business-focused, function-driven and technology-enabled transformations by drawing on industry best practices, our deep industry expertise and our Global Delivery Model. WCS delivers solutions that are measurable, implementable and customized to client’s requirements.

WCS reorganized its market offering into six industry leading consulting practices: Finance and Accounting Governance, Risk and Compliance, Human Resources and Business Change Management, Industry Services, Process Excellence and Value Chain Management. Our consultants are based across North America, Western Europe, India, the Middle East, Africa and the Asia Pacific. As a business unit within Wipro, we are able to offer end-to-end 360 degree services, from strategy to design to implementation, combining the benefits of proximity and global leverage.

IT Services Clients

We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue(US$)	Year ended March 31, 2012	Year ended March 31, 2013	Year ended March 31, 2014
1-3 million	183	199	223
3-5 million	84	78	58
>5 million	208	213	220

Total > 1 million	475	490	501

The largest client of our IT Services businesses accounted for 4%, 3% and 4% of revenues from the IT Services businesses as a whole for the years ended March 31, 2012, 2013 and 2014. The five largest clients of our IT Services businesses accounted for 11%, 13% and 14% of our total IT Services revenues for the years ended March 31, 2012, 2013 and 2014, respectively.

IT Services Sales and Marketing

We sell and market our IT services through our direct sales force. Our sales operations are global so we can satisfy the requirements of global enterprises. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

Sales: We believe that the customer always comes first. We believe we can achieve higher levels of client sales and client satisfaction by structuring ourselves based on the following key elements:

•	Client Relationship: We have designated global client partners that have primary responsibility for the client relationship, providing single-person accountability and single-person sales responsibility.

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in their industry.

•	Proactive Solutions: We have a consulting-led approach to sales where our sales teams provide proactive solutions to prospective clients rather than only offer our software services capabilities.

•	Geographic Focus: Our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

Marketing: Our marketing organization complements our sales teams by:

•	Building on our brand as a global leader in consulting and IT services;

•	Positioning our brand with clients as a thought leader and a solution provider that utilizes innovative techniques to solve difficult as well as day-to-day problems; and

•	Participating in industry events which drive sales by showcasing our services, products and strategic alliances.

IT Services Competition

The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, and global IT services companies such as Accenture, IBM Global Services, Cognizant Technology Solutions Corporation, Tata Consultancy Services and Infosys Limited.

These competitors are located internationally as well as in India. We expect that competition will further increase and will potentially include companies from other countries that have lower personnel costs than in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time and complex deliverables that depend on our technical expertise. We also believe that our ability to compete will depend on a number of factors not within our control, including:

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

IT Services Business Segments

Our IT Services business is organized into six strategic business segments:

•	Banking, Financial Services and Insurance (“BFSI”): BFSI is our biggest business unit in terms of revenue and includes clients in the banking, insurance and securities and capital market industries. Our banking practice has partnered with many of the world’s leading banks, including four of the top five banks worldwide and leading banks in the Asia Pacific region. Our insurance practice has been instrumental in delivering success for our Fortune 100 insurance clients through our solutions accelerators, intellectual property, end-to-end consulting services and flexible global delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions, to address business priorities including operational efficiency, cost optimization, revenue enhancement and regulatory compliance.

•	Manufacturing and High-Tech (“MFG”): Wipro provides IT Services across the entire manufacturing ecosystem. We offer a range of solutions across various domains in the discrete and process manufacturing and hi-tech industries. We provide strategic business and technology solutions and advise customers on business process optimization and engineering such as Supply Chain Management (“SCM”), Product Lifecycle Management (“PLM”) and Manufacturing Enterprise Solutions (“MES”). We help our clients design intelligent customer experiences, implement intuitive man-to-machine interactions, gain customer and industry insights using cloud, mobility and analytics, drive innovation using mobile devices and create autonomic customer-facing services.

•	Global Media and Telecom (“GMT”): For the past two decades, we have offered services across the entire telecommunications and media value chain, serving equipment vendors, device vendors, service providers and content providers. We assist clients in dealing with the business changes arising from disruptions caused by new technologies, new enterprise and consumer services and shifting regulations.

•	Retail, Consumer Goods, Transportation and Government (“RCTG”): We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product and customer performance across the globe. We provide strong customer-centric insight and project execution skills across retail, consumer goods, government and transportation industries. Our domain specialists work with customers to maximize value through technology investments.

•	Energy, Natural Resources and Utilities (“ENU”): Our ENU business unit is strongly positioned to meet the evolving needs of clients in the oil and gas, utilities, mining, and engineering and construction industries globally. Our energy practice has helped clients, primarily in the oil and gas sectors, address complexity through solutions which can effectively collect data from oil wells to retail outlets, integrate different parts of the value chain to increase transparency and provide tools and solutions to effectively analyze data. We are a strategic partner for many of the world’s major oil and utility companies. We have also commenced engagements with some of the world’s largest mining companies. We help large utility firms manage assets, reduce operational costs and enhance revenue by improving customer satisfaction. We have leveraged our experience in oil and gas and utilities to provide comprehensive solutions to the mining and engineering and construction industries. We have expertise in domains such as consulting, program management, solution architecting and packaged delivery capability. We can assist our clients improve customer satisfaction, increase efficiency of service delivery and asset management, introduce smart solutions, and discover and integrate newer sources of energy. We are also helping our clients digitize and automate operations, create collaborative work environments, reduce the cost of exploration and extraction, and addressing the need for sustainable practices. We are also developing compliance solutions in the areas of health, safety, and security.

•	Healthcare and Life Sciences (“HLS”): We offer a comprehensive portfolio of solutions and service offerings across payers, providers, e-health and government funded programs, bio pharmaceutical and medical devices segments. Our centralized, scalable and high quality software delivery capability coupled with our deep domain knowledge has helped us to provide innovative solutions which enable our clients to meet their business objectives of patient centricity, regulatory compliance, commercial effectiveness and revitalizing innovation. We have substantial experience in supporting global IT transformational initiatives, leading with our areas of traditional strength—Infra, BPO & Apps as well as new areas—Mobility, Analytics & Domain based solutions.

IT Products

In order to offer comprehensive IT system integration solutions we use a combination of hardware products, (including servers, computing, storage, networking, security) and related software products, (including databases and operating systems) and integration services. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to fill existing orders and honor our warranty and service obligations. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals.

Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing.

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India and Middle East markets, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers, none of whom individually account for more than 10% of our overall IT Products business segment revenues.

IT Products Sales and Marketing

We resell third-party enterprise products through our direct sales force. Our sales teams are distributed geographically and are organized by:

•	customer segment;

•	geography; and

•	industry segment.

We use an integrated sales team approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability through designated global customer partners. Our global customer partners receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL, TCS, and CMC, among others. Our international competitors include IBM, Dell and HP.

One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. We believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers.

Markets and Sales Revenue

Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. We have not restated previous periods on our new basis of segment reporting since meaningful segregation of data is impracticable. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segment reporting.

Our revenue for the last fiscal year by our new basis of segmentation is as follows:

	Year ended March 31, 2014
	(in millions)
IT Services businesses
Banking, Financial Services and Insurance (“BFSI”)	Rs.	106,035
Manufacturing and High-Tech (“MFG”)		74,423
Global Media and Telecom (“GMT”)		55,105
Retail, Consumer Goods, Transportation and Government (“RCTG”)		58,893
Energy, Natural Resources and Utilities (“ENU”)		63,923
Healthcare and Life Sciences (“HLS”)		41,130
IT Products		38,785
Reconciling items		(666)

	Rs.	437,628

Our revenues for the last three fiscal years by our previous basis of segmentation, including our revenues for the last fiscal year, are as follows:

	Year ended March 31,
	2012		2013		2014
	(in millions)
IT Services	Rs.	284,313	Rs.	338,431	Rs.	399,509
IT Products		38,436		39,238		38,785
Consumer Care and Lighting (discontinued operation)		33,401		40,594		—
Others (discontinued operation)		18,565		14,785		—
Reconciling items		534		560		(666)

	Rs.	375,249	Rs.	433,608	Rs.	437,628

Our revenues for the last three fiscal years by geographic areas for continuing operations are as follows:

	Year ended March 31,
	2012		2013		2014
	(in millions)
India	Rs.	47,058	Rs.	48,472	Rs.	46,235
United States		147,151		172,461		200,343
Europe		81,328		99,639		120,868
Rest of the world		46,538		56,310		70,182

	Rs.	322,075	Rs.	376,882	Rs.	437,628

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

As of March 31, 2014, our continuing operations held more than 500 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 60 other countries. We also have 134 registered patents in various countries. We have approximately 200 patent applications and over 200 trademark applications pending for registration in various jurisdictions across the world.

Our continuing operations have more than 380 registrations completed with respect to WIPRO and the Flower logo trademarks in over 70 territories across the world (including Madrid Protocol countries) and more than 60 trademark applications pending registration in India, Vietnam, Malaysia, Singapore, Nepal, Sri Lanka and other countries. These overseas registrations also include our applications in the EU (via the Community Trade Mark).

Effect of Government Regulation on our Business

Regulation of our business by the Government of India affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. The tax holiday for all of our Software Technology Parks and Export Oriented Units expired in fiscal year 2011. We have also benefited from the liberalization and deregulation of the Indian economy by successive Indian government administrations since 1991, including the current administration.

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

Organizational Structure

Our subsidiaries as of March 31, 2014 are listed in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc	Opus Capital Markets Consultants LLC Opus Technology Services LLC	USA USA
	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Wipro Insurance Solutions LLC		USA
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited (A)	U.K. U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Information Technology Netherlands BV		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro Technocentre (Singapore) Pte Limited		Singapore
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Technologies Spain S.L.		Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

In addition to the above entities, the Company controls both the Wipro SA Broad Based Ownership Scheme Trust and Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD, which are incorporated in South Africa and are consolidated for financial reporting purposes.

*	All the above direct subsidiaries are 100% held by the Company, except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of the equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is retained by the Company.
(A)	Step Subsidiary details of Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited and Wipro Promax Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France
Wipro Portugal S.A.
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)	Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd)	Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia
	Wipro Promax Analytics Solutions (Europe) Limited [formerly Promax Analytics Solutions (Europe) Ltd]	UK

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc. Benefit Trust	Trust	India

Property, Plant and Equipment

Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 0.30 million square feet. We have approximately 1.31 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 30.62 million square feet of land, including approximately 13.13 million square feet of owned software development facilities in India and over 4.64 million square feet of leased software development premises in India. We have approximately 1.97 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 0.96 million square feet at various locations in the U.S.

We incurred capital expenditures of Rs. 12,977 million, Rs. 10,616 million and Rs. 8,913 million during the fiscal years ended March 31, 2012, 2013 and 2014, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products business segments.

We have 55 sales/marketing offices, data centers, development and training centres in the United States. In addition, we have 98 similar facilities located in the following regions: North America (other than the United States), South America, Europe, the Middle East, Africa and the Asia Pacific (other than India).

We operate 2 manufacturing sites, which are approximately 0.2 million square feet and approximately 0.4 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have leased on a long-term basis one other facility located in Kotdwar, India.

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2014, we have capital commitments of Rs. 778 million (US$13 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and investments as of March 31, 2014.

Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, except as set forth below, we are not party to any pending legal proceedings whose resolution could have a material impact on our financial position.

As we have previously disclosed, the SEC’s Division of Enforcement has requested that we provide, on a voluntary basis, certain information and documents concerning, among other things, issues relating to auditor independence and the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We have fully complied with these information requests. In January 2014, the staff of the SEC advised us that the SEC has issued a formal order directing private investigation in connection with this matter, which we believe to be a common step in the process in such matters. We continue to fully cooperate with the SEC’s investigation. The outcome of the SEC’s review of this matter is uncertain. Adverse determinations by the SEC could have a material adverse effect on us.

In the ordinary course of business, we receive tax assessment orders from various tax authorities. Please see the description of our tax proceedings before the Deputy Commission of Income, Tax, Bangalore, India under the section titled “Income Taxes” under Item 5 of this Annual Report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

(in millions, except share data and where otherwise stated)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 of this Annual Report on Form 20-F. This section and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled “Risk Factors” above.

Overview

We are a leading global information technology, or IT, services company headquartered in Bangalore, India. We provide a comprehensive range of IT services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services, research and development and hardware and software design to leading enterprises worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.

Our IT Products business segment provides a range of third-party IT products encompassing computing, storage, networking, security and software products, including databases and operating systems. We have a diverse range of clients, from small and medium enterprises (“SMEs”) to large enterprises in all major industries. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to fill existing orders and honor our warranty and service obligations. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals.

Effective as of March 31, 2013, the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”), were demerged (the “Demerger”) into Wipro Enterprises Limited, a company incorporated under the laws of India. Accordingly, we have treated the Diversified Business as a discontinued operation for all prior periods presented. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations and the Demerger.

Results of Operations

Our revenue and profit from continuing operations for the years ended March 31, 2012, 2013 and 2014 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,			Year on Year change
	2012	2013	2014	2013-12		2014-13
	(in millions except earnings per share data)
Revenue(1)	Rs. 322,075	Rs. 376,882	Rs. 437,628	17.02%		16.12%
Cost of revenue	(225,794)	(260,665)	(295,488)	15.44%		13.36%
Gross profit	96,281	116,217	142,140	20.71%		22.31%
Selling and marketing expenses	(17,953)	(24,213)	(29,248)	34.87%		20.79%
General and administrative expenses	(18,416)	(22,032)	(23,538)	19.64%		6.84%
Operating income	59,912	69,972	89,354	16.79%		27.70%
Profit attributable to equity holders	52,325	61,362	77,967	17.27	%(2)	27.06	%(2)

As a Percentage of Revenue:
Selling and marketing expenses	5.57%	6.42%	6.68%	(85	)bps	(26	)bps
General and administrative expenses	5.72%	5.85%	5.38%	(13	)bps	47	bps
Gross margins	29.89%	30.84%	32.48%	95	bps	164	bps
Operating Margin	18.60%	18.57%	20.42%	(3	)bps	185	bps

Earnings per share
Basic	21.36	25.01	31.76
Diluted	21.29	24.95	31.66

(1)	For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 318,747, Rs. 374,256 and Rs. 434,269 for the years ended March 31, 2012, 2013 and 2014, respectively.
(2)	Our adjusted non-GAAP profit from continuing operations for the year ended March 31, 2012, 2013 and 2014 is Rs. 52,204, Rs. 61,054 and Rs. 77,964, an increase of 16.95% and 27.70% over the years ended March 31, 2012 and 2013, respectively. See discussion below.

Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. We have not restated previous periods on our new basis of segment reporting since meaningful segregation of data is impracticable. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segment reporting.

Our revenue and operating income for the last fiscal year by our new basis of segmentation is as follows:

	Year ended March 31, 2014
	(in millions)
Revenue:
IT Services businesses
Banking, Financial Services and Insurance (“BFSI”)	Rs.	106,035
Manufacturing and High-Tech (“MFG”)		74,423
Global Media and Telecom (“GMT”)		55,105
Retail, Consumer Goods, Transportation and Government (“RCTG”)		58,893
Energy, Natural Resources and Utilities (“ENU”)		63,923
Healthcare and Life Sciences (“HLS”)		41,130
IT Products		38,785
Reconciling items		(666)

	Rs.	437,628

Operating Income:
IT Services businesses
Banking, Financial Services and Insurance (“BFSI”)	Rs.	24,153
Manufacturing and High-Tech (“MFG”)		17,348
Global Media and Telecom (“GMT”)		11,569
Retail, Consumer Goods, Transportation and Government (“RCTG”)		13,012
Energy, Natural Resources and Utilities (“ENU”)		17,418
Healthcare and Life Sciences (“HLS”)		7,637
Unallocated		(804)
IT Products		310
Reconciling items		(1,289)

	Rs.	89,354

Our revenues and operating income for the last three fiscal years by our previous basis of segmentation are as follows:

	Year ended March 31,
	2012		2013		2014
	(in millions)
Revenue:
IT Services	Rs.	284,313	Rs.	338,431	Rs.	399,509
IT Products		38,436		39,238		38,785
Consumer Care and Lighting (discontinued operation)		33,401		40,594		—
Others (discontinued operation)		18,565		14,785		—
Reconciling items		534		560		(666)

	Rs.	375,249	Rs.	433,608	Rs.	437,628

Operating Income:
IT Services	Rs.	59,265	Rs.	69,933	Rs.	90,333
IT Products		1,787		990		310
Consumer Care and Lighting (discontinued operation)		3,956		5,012		—
Others (discontinued operation)		110		290		—
Reconciling items		(1,105)		(1,079)		(1,289)

	Rs.	64,013	Rs.	75,146	Rs.	89,354

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

A reconciliation of adjusted non-GAAP profit, which excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, with total profits from our continuing operations as calculated and presented in accordance with IFRS, is as follows:

	Year ended March 31,
	2012	2013	2014
Total profits attributable to equity holders for the year as per IFRS	Rs. 55,730	Rs. 66,359	Rs. 77,967
Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(125)	(321)	(3)

Adjusted non-GAAP profit	Rs. 55,605	Rs. 66,038	Rs. 77,964

Profits from continuing operations attributable to equity holders for the year as per IFRS	Rs. 52,325	Rs. 61,362	Rs. 77,967
Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(121)	(308)	(3)

Adjusted non-GAAP profit from continuing operation	Rs. 52,204	Rs. 61,054	Rs. 77,964

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

The Company provides full disclosure of the effects of non-GAAP measures, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.

IT Business Analysis

Results of operations for the years ended March 31, 2014 and 2013

•	Our revenue from continuing operations increased by 16.12%. This was driven primarily by a 18.05% increase in revenue from our IT Services businesses as a whole. This was offset partially by a 1.15% decrease in revenue from our IT Products business segment.

The table below gives our revenue by geographic segments for year ended March 31, 2014 and 2013:

	Percentage of revenues
	Year ended March 31,
Geographic Segments	2013	2014
India	13%	11%
United States	46%	46%
Europe	26%	28%
Rest of the world	15%	16%

•	Our gross profit as percentage of our total revenue from continuing operations improved by 164 basis points (bps). This was primarily on account of improvement in gross profit as a percentage of revenue from our IT Services segments by 160 bps. This improvement was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 182 bps.

•	Cost of revenues as a percentage of revenues dropped by 164 basis points. However, in absolute terms, cost of revenues increased by 13.4% primarily due to increases in employee compensation due to rupee depreciation, salary increases awarded during the year and increases in headcount during the year.

	Year ended March 31,		Year on Year
Cost of revenues	2013	2014	2014-13
Employee compensation	150,863	173,651	22,788
Raw materials, finished goods, process stocks and stores and spares consumed	31,148	30,686	(462)
Subcontracting/technical fees/third party application	35,610	42,981	7,371
Travel	10,962	12,240	1,278
Depreciation, amortization and impairment charge	8,914	10,245	1,331
Repairs	8,698	9,747	1,049
Communication	4,408	4,681	273
Rent	2,626	2,839	213
Others	7,436	8,418	982

Total	260,665	295,488	34,823

•	Our selling and marketing expenses as a percentage of revenue from continuing operations increased from 6.42% for the year ended March 31, 2013 to 6.68% for the year ended March 31, 2014. In absolute terms, selling and marketing expenses increased by 20.79%, primarily due to an increase in such expenses in the IT Services segments from increases in employee compensation due to rupee depreciation and increases in employee headcount.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2013	2014	2014-13
Employee compensation	17,308	21,412	4,104
Travel	2,088	2,978	890
Depreciation, amortization and impairment charge	624	601	(23)
Repairs	207	267	60
Communication	615	675	60
Rent	556	658	102
Others	2,815	2,657	(158)

Total	24,213	29,248	5,035

•	Our general and administrative expenses as a percentage of revenue decreased from 5.85% for the year ended March 31, 2013 to 5.38% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased by 6.84%, primarily due to an increase in such expenses across all business segments, including increases in legal and professional fees and increases in repairs expenditures.

	Year ended March 31,		Year on Year
General and administrative expenses	2013	2014	2014-13
Employee compensation	11,456	11,505	49
Travel	1,602	1,856	254
Depreciation, amortization and impairment charge	375	260	(115)
Repairs	671	1,167	496
Rent	995	1,086	91
Legal and professional fees	2,204	2,558	534
Provision for doubtful debts	1,176	1,294	118
Others	3,733	3,812	79

Total	22,032	23,538	1,506

•	As a result of the foregoing factors, our operating income from continuing operations increased by 27.70%, from Rs. 69,972 for the year ended March 31, 2013 to Rs. 89,354 for the year ended March 31, 2014.

•	Our finance expenses from continuing operations increased from Rs. 2,693 for the year ended March 31, 2013 to Rs. 2,891 for the year ended March 31, 2014. This increase is primarily due to increase of Rs.193 in exchange loss on foreign currency borrowings and related derivative instruments. This increase is also due to an increase in interest expense by Rs.5 during the year ended March 31, 2014.

•	Our finance and other income from continuing operations increased from Rs. 11,317 for the year ended March 31, 2013 to Rs. 14,542 for the year ended March 31, 2014. Our gain on sale of investments decreased by Rs.554 and interest and dividend income increased by Rs. 3,779 during the year ended March 31, 2014 as compared to the year ended March 31, 2013. This increase was due to an increase in cash available for investments due to increased availability of cash flows.

•	Our income taxes from continuing operations increased by Rs. 5,688 from Rs. 16,912 for the year ended March 31, 2013 to Rs. 22,600 for the year ended March 31, 2014. Adjusted for tax write-backs, our effective tax rate increased from 21.52% for the year ended March 31, 2013 to 22.38% for the year ended March 31, 2014. This increase is primarily due to changes in our taxable profits which resulted in a lower proportion of exempt income, but this was partially offset by a higher deferred tax asset due to a rate change.

•	As a result of the foregoing factors, our profit from continuing operations attributable to equity holders increased by Rs. 16,605 or 27.06%, from Rs. 61,362 for the year ended March 31, 2013 to Rs.77,967 for the year ended March 31, 2014.

Results of operations for the years ended March 31, 2013 and 2012

•	Our revenue from continuing operations increased by 17.02%. This was driven primarily by a 19.03% and 2.09% increase in revenue from our IT Services and IT Products business segments, respectively.

The table below gives our revenue by geographic segments for year ended March 31, 2013 and 2012

	Percentage of revenues
	Year ended March 31,
Geographic Segments	2012	2013
India	15%	13%
United States	46%	46%
Europe	25%	26%
Rest of the world	14%	15%

•	Our gross profit as percentage of our revenue from continuing operations improved by 95 basis points (bps). This was primarily on account of improvement in gross profit as a percentage of revenue from our IT Services segments by 80 bps. This improvement was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 145 bps.

•	Cost of revenues as a percentage of revenues dropped by 95 basis points. However, in absolute terms, cost of revenues increased by 15.4% primarily due to increase in employee compensation increased on account of increase in headcount during the year, salary increases awarded during the year and rupee depreciation.

	Year ended March 31,		Year on Year
Cost of revenues	2012	2013	2013-12
Employee compensation	125,987	150,863	24,876
Raw materials, finished goods, process stocks and stores and spares consumed	29,191	31,148	1,957
Subcontracting/technical fees/third party application	32,951	35,610	2,659
Travel	9,407	10,962	1,555
Depreciation, amortization and impairment charge	8,305	8,914	609
Repairs	8,017	8,698	681
Communication	3,354	4,408	1,054
Rent	2,171	2,626	455
Others	6,411	7,436	1,025

Total	225,794	260,665	34,871

•	Our selling and marketing expenses as a percentage of revenue from continuing operations increased from 5.57% for the year ended March 31, 2012 to 6.42% for the year ended March 31, 2013. In absolute terms, selling and marketing expenses increased by 34.87%, primarily due to an increase in such expenses in the IT Services segment from increases in employee compensation due to rupee depreciation and increases in employee headcount.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2012	2013	2013-12
Employee compensation	12,385	17,308	4,923
Travel	1,399	2,088	689
Depreciation, amortization and impairment charge	552	624	72
Repairs	183	207	24
Communication	607	615	8
Rent	516	556	40
Others	2,311	2,815	504

Total	17,953	24,213	6,260

•	Our general and administrative expenses as a percentage of revenue from continuing operations increased from 5.72% for the year ended March 31, 2012 to 5.85% for the year ended March 31, 2013 In absolute terms, general and administrative expenses increased by 19.64%, primarily due to an increase in such expenses in both the IT Services segments and IT Products segment, including increases in employee compensation, legal and professional fees and provision for doubtful debt. The increases in employee compensation were primarily due to increases in employee headcount and salary increases given during the year.

	Year ended March 31,		Year on Year
General and administrative expenses	2012	2013	2013-12
Employee compensation	9,978	11,456	1,478
Travel	1,356	1,602	246
Depreciation, amortization and impairment charge	362	375	13
Repairs	883	671	(212)
Rent	770	995	225
Legal and professional fees	1,618	2,204	406
Provision for doubtful debts	376	1,176	800
Others	3,073	3,733	660

Total	18,416	22,032	3,616

•	As a result of the foregoing factors, our operating income from continuing operations increased by 16.79%, from Rs. 59,912 for the year ended March 31, 2012 to Rs. 69,972 for the year ended March 31, 2013.

•	Our finance expenses from continuing operations decreased from Rs. 3,371 for the year ended March 31, 2012 to Rs. 2,693 for the year ended March 31, 2013. This decrease is primarily due to a decrease of Rs. 604 in exchange loss on foreign currency borrowings and related derivative instruments. This decrease is also due to a decrease in interest expense by Rs. 74 during the year ended March 31, 2013.

•	Our finance and other income from continuing operations increased from Rs. 8,982 for the year ended March 31, 2012 to Rs. 11,317 for the year ended March 31, 2013. Our gain on sale of investments increased by Rs. 2,064 and interest and dividend income increased by Rs. 271 during the year ended March 31, 2013 as compared to the year ended March 31, 2012. This increase was due to an increase in cash available for investments due to increased availability of cash flows.

•	Our income taxes from continuing operations increased by Rs. 3,957, from Rs. 12,955 for the year ended March 31, 2012 to Rs. 16,912 for the year ended March 31, 2013. Adjusted for tax write-backs, our effective tax rate increased from 19.77% for the year ended March 31, 2012 to 21.52% for the year ended March 31, 2013. This increase is primarily due to changes in our taxable profits which resulted in a lower proportion of exempt income, but this was partially offset by a higher deferred tax asset due to a rate change.

•	As a result of the foregoing factors, our profit from continuing operations attributable to equity holders increased by Rs. 9,037, or 17.27%, from Rs. 52,325 for the year ended March 31, 2012 to Rs. 61,362 for the year ended March 31, 2013.

Segment Analysis

Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. The six IT services business segments are:

•	Banking, Financial Services and Insurance (“BFSI”)

•	Healthcare and Life Sciences (“HLS”)

•	Retail, Consumer Goods, Transport and Government (“RCTG”)

•	Energy, Natural Resources and Utilities (“ENU”)

•	Manufacturing and High-Tech (“MFG”)

•	Global Media and Telecom (“GMT”)

These six IT services business segments and our IT Products segment comprise our reporting segments for financial reporting purposes. We believe this segment reporting structure is in line with industry trends and will streamline our organizational structure.

The Company has not restated previous periods on its new basis of segment reporting since meaningful segregation of data is impracticable. Prior to the change in segment reporting, the Company treated its IT Services business as a single segment. Within IT Services, the Company tracked revenue, operating income and expenses based on industry segments or on the nature of services offered. Historically, the Company had not recorded such data consistently by industry segment along the lines of its new business segments. Accordingly, management believes that it is impracticable to provide segment information for the comparative prior periods on the Company’s new basis of reporting because the information was not historically tracked in a manner that permits aggregation in that manner. As required under IFRS 8, the Company has presented its segment information for the current period on both the old basis and new basis of segmentation.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, BPO services and research and development services in the areas of hardware and software design.

Our IT Services segments accounted for 88%, 90% and 91.1% of our total revenue for the years ended March 31, 2012, 2013 and 2014, respectively. Our IT Services segments accounted for 97%, 99% and 100% of our operating income for the years ended March 31, 2012, 2013 and 2014, respectively.

	Year ended March 31,						Year on Year change
	2012		2013		2014		2013-12		2014-13
Revenue (1)	Rs.	284,313	Rs.	338,431	Rs.	399,509	19.03%		18.05%
Gross profit		92,600		112,938		139,702	21.96%		23.70%
Selling and marketing expenses		(16,114)		(22,335)		(27,338)	38.61%		22.40%
General and administrative expenses		(17,221)		(20,670)		(22,031)	20.03%		6.58%
Operating income		59,265		69,933		90,333	18.00%		29.17%
As a percentage of revenue:
Selling and marketing expenses		5.67%		6.60%		6.84%	(93	) bps	(24	) bps
General and administrative expenses		6.06%		6.11%		5.51%	(5	) bps	60	bps
Gross margin		32.57%		33.37%		34.97%	80	bps	160	bps
Operating margin		20.84%		20.66%		22.61%	(18	) bps	195	bps

(1)	In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 280,718, Rs. 335,307 and Rs. 396,088 for the years ended March 31, 2012, 2013 and 2014, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details regarding these accounts.

As described above, starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure. Our revenue and operating income by IT Services business segments, expressed in terms of percentages, are provided below for the year ended March 31, 2014:

Industry segment	Percentage of revenues	Percentage of Operating Income
Banking, Financial Services and Insurance (“BFSI”)	27%	27%
Manufacturing and Hi-Tech (“MFG”)	19%	19%
Global Media and Telecom (“GMT”)	14%	13%
Retail, Consumer Goods, Transportation and Government (“RCTG”)	15%	14%
Energy, Natural Resources and Utilities (“ENU”)	16%	19%
Healthcare and Life Sciences (“HLS”)	10%	8%
Unallocated	—	(1)%

Results of operations for the years ended March 31, 2014 and 2013

•	Our revenue from our IT Services segments increased by 18.05%. We experienced growth across all IT Services business segments, but particularly in ENU and HLS. In our IT Services segments collectively, we added 174 new clients during the year ended March 31, 2014. Within service lines, Global Infrastructure services, Analytics & Information Management and BPO grew during the year. All geography segments showed strong growth led by Europe and the Others geographic segments.

•	Our gross profit as a percentage of our revenue from our IT Services segments increased by 160 bps. The increase in gross margin as a percentage of revenue is primarily attributable to depreciation in the value of the Indian rupee against the US dollar. This was partially offset by an increase in personnel compensation cost during the year ended March 31, 2014 as compared to year ended March 31, 2013.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segments together increased from 6.60% for the year ended March 31, 2013 to 6.84% for the year ended March 31, 2014. This increase is primarily attributable to an increase in the number of sales personnel and an increase in the personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle.

•	General and administrative expenses as a percentage of revenue from our IT Services segments as a whole decreased from 6.11% for the year ended March 31, 2013 to 5.51% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased Rs. 1,361. This increase is primarily due to an increase in legal and professional expenses by approximately Rs. 592, travel costs by approximately Rs. 261 and repairs costs approximately by Rs. 240.

•	As a result of the above, the operating income of our IT Services segments increased by 29.17%.

Results of operations for the years ended March 31, 2013 and 2012

•	Our revenue from our IT Services segments increased by 19.03%. We experienced growth across all IT Services business segments. The growth, led by ENU and Retail, was partially offset by a decrease in revenues in GMT. In our IT Services segments collectively, we added 192 new clients during the year ended March 31, 2013. Within service lines, Global Infrastructure services, Analytics & Information Management and Business Application Services led growth during the year. All geography segments showed growth led by the Others, India and Europe geographic segments.

•	Our gross profit as a percentage of our revenue from our IT Services segments increased by 80 bps. The increase in gross margin as a percentage of revenue is primarily attributable to depreciation in the value of the Indian rupee against the US dollar. This was partially offset by an increase in personnel compensation cost during the year ended March 31, 2013 as compared to year ended March 31, 2012.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segments taken together increased from 5.67% for the year ended March 31, 2012 to 6.60% for the year ended March 31, 2013. This increase is primarily attributable to an increase in the number of sales personnel and an increase in the personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle.

•	General and administrative expenses as a percentage of revenue from our IT Services segments as a whole increased from 6.06% for the year ended March 31, 2012 to 6.11% for the year ended March 31, 2013. In absolute terms, general and administrative expenses increased Rs. 3,449. This increase is primarily due to an increase in employee compensation costs by approximately Rs. 1,445 and provision for doubtful debts of approximately Rs. 557.

•	As a result of the above, the operating income of our IT Services segments as a whole increased by 18.00%.

IT Products

While our focus is on being a strategic provider of IT services and the system integrator of choice, we also provide IT products as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services where we provide a full suite of services such as hardware solutions, software licenses and services. To fulfill system integration projects, we sell IT hardware and software licenses. The hardware products and software licenses sold are classified under the IT Products segment. We have diverse range of clients across all major industries, primarily in the India and Middle East market.

Our IT Products segment accounted for 12%, 10% and 8.9% of our revenue for the years ended March 31, 2012, 2013 and 2014, respectively. Our IT Products segment accounted for 3%, 1% and 0.3% of our operating income for each of the years ended March 31, 2012, 2013 and 2014, respectively.

	Year ended March 31,						Year on Year change
	2012		2013		2014		2013-12		2014-13
Revenue	Rs.	38,436	Rs.	39,238	Rs.	38,785	2.09%		(1.15)%
Gross profit		4,356		3,876		3,126	(11.02)%		(19.35)%
Selling and marketing expenses		(1,395)		(1,458)		(1,335)	4.52%		(8.44)%
General and administrative expenses		(1,174)		(1,428)		(1,481)	21.63%		3.71%
Operating income		1,787		990		310	(44.60)%		(68.69)%

As a Percentage of Revenue:
Selling and marketing expenses		3.63%		3.72%		3.44%	(9	) bps	28	bps
General and administrative expenses		3.05%		3.64%		3.82%	(59	) bps	(18	) bps
Gross margin		11.33%		9.88%		8.06%	(145	) bps	(182	) bps
Operating margin		4.65%		2.52%		0.80%	(213	) bps	(172	) bps

In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 38,040, Rs. 38,909 and Rs. 38,879 for the years ended March 31, 2012, 2013 and 2014, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2014 and 2013

•	Our revenue from the IT Products segment decreased by 1.15%, primarily due to decrease in revenue from domestic sales of computers and servers following cessation of manufacturing “Wipro” branded desktops, laptops and servers.

•	Our gross profit as a percentage of our revenue of our IT Products segment decreased by 182bps. This decrease is primarily due to depreciation in the value of the Indian rupee against the U.S. dollar, which impacted the cost of imported materials and also accounted for increased pricing competition in the domestic market. During the year, the segment also incurred a non-recurring expense due to the cessation of manufacturing “Wipro” branded desktop, laptops and servers. Excluding the non-recurring item of Rs. 209 million, operating income of the IT Product segment is Rs. 519 Million.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 3.72% for the year ended March 31, 2013 to 3.44% for the year ended March 31, 2014. In absolute terms, selling and marketing expenses decreased by Rs.123. This decrease is on account of higher productivity achieved as well as due to realignment of the team after cessation of manufacturing of “Wipro” branded desktops, laptops and servers.

•	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.64% for the year ended March 31, 2013 to 3.82% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased by Rs.53.

•	As a result of the above, operating income of our IT Products segment decreased by 68.69%

Results of operations for the years ended March 31, 2013 and 2012

•	Our revenue from the IT Products segment increased by 2.09%, primarily due to an increase in revenue from domestic sales of computers and servers.

•	Our gross profit as a percentage of our revenue of our IT Products segment decreased by 145 bps. This decrease is primarily due to depreciation in the value of the Indian rupee against the U.S. dollar, which impacted the cost of imported materials and also accounted for increased pricing competition in the domestic market.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 3.63% for the year ended March 31, 2012 to 3.72% for the year ended March 31, 2013. In absolute terms, selling and marketing expenses increased by Rs. 63. This increase is primarily attributable to an increase in personnel cost due to increased compensation as part of our annual compensation review.

•	General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.05% for the year ended March 31, 2012 to 3.64% for the year ended March 31, 2013. In absolute terms, general and administrative expenses decreased by Rs. 254.

•	As a result of the above, operating income of our IT Products segment decreased by 44.60%.

Discontinued operations summary

Effective as of March 31, 2013, the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises Limited, a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement approved by the High Court of Karnataka, Bangalore. Following the effective date, the Diversified Business is classified and presented in the Consolidated Financial Statements as discontinued operations. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations and the Demerger.

Acquisitions

We use our acquisition program to support our long term strategic direction, increase and strengthen our competitive presence in select geographies, expand our customer base and pursue select business opportunities. In the last three fiscal years, we have made several acquisitions, including the acquisition of the global oil and gas information technology practice of the Commercial

Business Services Business Unit of Science Applications International Corporation (“SAIC”) in April 2011, which strengthened our energy, natural resources and utilities industry presence. In January 2014, we acquired Opus CMC, a leading US-based provider of mortgage due diligence and risk management services, which will strengthen our mortgage solutions and outsourcing business and complement our existing offerings in mortgage origination, servicing and secondary market. Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2014. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) from continuing operations for the years ended March 31, 2012, 2013 and 2014 were Rs. 3,328, Rs. 2,626 and Rs.3,359 respectively.

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

Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Special Economic Zones (“SEZs”). The tax holiday for all our Software Technology and Hardware Technology Parks ended in the fiscal year ended March 31, 2011. Previously, we benefited from a ten year income tax deduction of 100% for profits derived from exporting information technology services from Software Technology and Hardware Technology Parks. We continue to be eligible for exemptions from other taxes, including customs duties in these Software Technology and Hardware Technology Parks.

Special Economic Zone: Units in designated Special Economic Zones which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The Government of India could enact laws in the future, which could reduce or eliminate the tax incentives which benefit our business. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2028. The impact of tax holidays has resulted in a decrease of current tax expense from our continuing operations of Rs. 7,953, Rs. 9,244 and Rs. 11,043 for the years ended March 31, 2012, 2013 and 2014 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2012, 2013 and 2014 was Rs. 3.25, Rs. 3.77 and Rs. 4.50 respectively.

The Company had received tax demands aggregating to Rs. 42,883 (including interest of Rs. 12,907) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore and with regard to the method of computing the tax incentives for exports for the years ended March 31, 2001 to March 31, 2009. The appeals filed against the said demand before the Income Tax Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income Tax authorities before the Honorable High Court. For the year ended March 31, 2008 and March 31, 2009, the appeal is pending before Income Tax Appellate Tribunal.

In March 2014, the Company received the draft assessment order, on similar grounds as that of earlier years, with a demand of Rs. 9,058 (including interest of Rs. 2,938) for the financial year ended March 31, 2010. Following March 31, 2014, the Company filed its objections against the said demand before the Dispute Resolution Panel.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company expects that the final outcome of the above disputes to be in favor of the Company and the impact on the Company’s consolidated financial statements is not expected to be material.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 1,844 has been recognized in the statement of financial position for the years ended March 31, 2013 and 2014. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, including from discontinued operations through fiscal year 2013, as reflected in the Consolidated Statement of Cash Flows on page 108, is summarized in the table below:

	Year ended March 31,			Year on Year Change
	2012	2013	2014	2013-12	2014-13
Net cash provided by/(used in) operations:
Operating activities	Rs. 40,076	Rs. 70,422	Rs.67,897	Rs. 30,346	(2,525)
Investing activities	(8,056)	(57,573)	(2,774)	(49,517)	54,799
Financing activities	(17,397)	(6,721)	(34,972)	10,676	(28,251)
Net change in cash and cash equivalents	14,623	6,128	30,151	(8,495)	24,023
Effect of exchange rate changes on cash and cash equivalent	1,680	789	(69)	(891)	(858)

As of March 31, 2014, we had cash and cash equivalent and short-term investments of Rs. 187,258. Cash and cash equivalent and short-term investments, net of debt, was Rs. 135,666. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations.

In addition, we have unused credit lines of Rs. 42,441. To utilize these lines of credit requires the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash provided by operating activities for the year ended March 31, 2014 decreased by Rs. 2,525, while profit for the year increased by Rs.11,709 during the same period. The decrease in cash provided by operating activities is primarily due to increases in trade receivables, unbilled revenues and other assets and the impact of rupee depreciation upon working capital balances denominated in foreign currencies.

Cash provided by operating activities for the year ended March 31, 2013 increased by Rs. 30,346, while profit for the year increased by Rs. 10,709 during the same period. The increase in cash provided by operating activities is primarily due to our revenue growth and more efficient collection of outstanding invoices in the IT Services segments. Further, operating cash flow increased due to increase in trade payables and accrued expenses resulting from improved management of payment terms.

Cash used in investing activities for the year ended March 31, 2014 was Rs. 2,774. The proceeds (net of purchases) from available for sale investments and inter-corporate deposits amounts to Rs. 4,712. Cash provided by operating activities was utilized for the payment for business acquisitions amounting to Rs. 2,985. We purchased property, plant and equipment amounting to Rs. 8,913, which was primarily driven by the growth strategy of the Company.

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

Cash used in financing activities for the year ended March 31, 2014 was Rs. 34,972 as against Rs. 6,721 for the year ended March 31, 2013. This increase is primarily due to net repayment of loans and borrowings amounting to Rs. 10,768 and payment of dividend amounting to Rs. 23,273.

Cash used in financing activities for the year ended March 31, 2013 was Rs. 6,721 as against Rs. 17,397 for the year ended March 31, 2012. This decrease is primarily due to net proceeds from loans and borrowings amounting to Rs. 11,394 and payment of dividend amounting to Rs. 17,080.

On April 17, 2014, our Board proposed a cash dividend of Rs. 5 (US$0.08) per equity share and ADR. The proposal is subject to the approval of shareholders at the next Annual General Meeting, and if approved, would result in a cash outflow of approximately Rs. 14,427, including corporate dividend tax thereon.

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

As of March 31, 2014, we had contractual commitments of Rs.778 (US$13) related to capital expenditures on construction or expansion of software development facilities, Rs. 10,878 (US$181) related to non-cancelable operating lease obligations and Rs. 12,424 (US$207) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

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

As of March 31, 2012, 2013 and 2014, our cash and cash equivalents were primarily held in Indian rupees, U.S. dollars, pound sterling, euros, Japanese yen and Saudi riyals. Please refer to “Financial risk management” under Note 16 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware, and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual obligations

The table of future payments due under known contractual commitments as of March 31, 2014, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment	Payments due in
		2014-15		2015-17		2017-19		2019-20 onwards
Short-term borrowings	Rs. 39,433	Rs.	39,433	Rs.	—	Rs.	—	Rs.	—
Long-term debt	9,159		158		16		8,985		—
Obligations under capital leases	3,000		1,092		1,508		400		—
Estimated interest payment (1)	1,513		367		655		491		—
Capital commitments	778		778		—		—		—
Non-cancelable operating lease obligation	10,878		2,584		3,548		1,865		2,881
Purchase obligations	12,424		9,636		2,788		—		—
Other non-current liabilities(2)	1,079		—		515		564		—

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2014 for each relevant debt instrument.
(2)	Other non-current liabilities and non-current tax liabilities in the statement of financial position include Rs. 3,030 in respect of employee benefit obligations and Rs. 3,448 towards uncertain tax positions, respectively. For these amounts the extent of the amount and timing of repayment/settlement is not reliably estimatable or determinable at present and accordingly have not been disclosed in the table above.

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

Research and Development

Research and development investment is directed towards developing solutions that have broad applications across various industry segments and developing expertise in emerging technologies. Our research and development focus is to strengthen the portfolio of Applied Research, Centers of Excellence (“CoE”), cloud, mobility, analytics, Solution Accelerators and Software Engineering Tools & Methodologies.

Our activities in Applied Research are focused on inclusive innovation which is aimed at discovering where and how Information and Communication Technology (“ICT”) can address effective delivery of government to citizen (“G2C”) and business to business (“B2B”) services to rural citizens in education, health, agriculture and rural development sectors.

CoE’s goal is to create competencies in emerging areas of technologies and industry domain and incubate new practices for business growth. Next Generation Devices and Solutions (“NGD”), Next Generation Infrastructure (NGI), Intelligence Augmentation (“IA”), Immersive Experience, Smart Systems and Ubiquitous Enterprise were the technology themes identified for the year and investments in these technology themes have resulted in the development of industry application prototypes in the area of augmented reality, sensor networks and next generation technologies.

The Integrated Cloud Services (“ICS”) group provides end-to-end business solutions to customers using cloud technologies. We focus on creating industry relevant vertical cloud solutions for the various industries by building a strong value network of partners, creating IP, frameworks and accelerators.

The Hospital Information System (“HIS”) provides an integrated solution to various hospitals, clinics, and lab chains to manage patient administration, clinical services, core hospital operations, materials management, financials and other support services. Our architecture makes it easier to integrate with third party applications using Biztalk. HIS supports multi-location deployment and can be deployed on a central server and various hospitals, clinics, and labs can access the application without the need to have a server at each location. We continue to invest in reusable IP and solution accelerators (components, tools, frameworks) which help in accelerating the implementation of solutions in customer engagements. We have integrated various accelerator assets to create integrated stacks and solution.

We continue to invest in in-house development of software engineering tools to improve productivity and quality. These tools have been widely deployed across our business segments. We have also developed a tool called Wipro Portfolio Analysis Tool (“PAT”) for use in transition services. We have also developed a tool for flex delivery for managed services for effective queue, capacity, and productivity management at reduced cost. We have developed an in-house Known Error Data Base (“KEDB”) tool that will help in faster ticket resolution in managed services projects.

We have been recognized for the progress we have made in the development and implementation of our IP strategies and have been selected by Asia IP Elite, a project conducted by Intellectual Asset Management (“IAM”), as one of Asia’s IP value creation leaders. Asia IP Elite identifies those Asian companies that are filing the most patent applications. They identified two companies, one of which was Wipro, based out of the Asia Pacific region with the best strategies for maximizing the value of the intellectual property they own.

We have also been awarded the 2014 Golden Peacock Innovative Project/Service Award by the Government of India for our solution “Wipro Assure Health.”

Our research and development expenses for the years ended March 31, 2012, 2013 and 2014 were Rs. 1,866, Rs. 2,196 and Rs. 2,660 respectively for our continuing operations.

Trend Information

IT Services: Globally, enterprises are increasingly outsourcing their technology and IT services requirements to offshore IT services providers who can deliver high quality service on a global scale and at competitive costs. In this rapidly evolving environment, we expect increased competition among IT companies, which may limit our ability to increase prices. However, we continuously strive to differentiate ourselves from the competition and sustain prices and profits by developing innovative service delivery models, providing better industry solutions, adopting new pricing strategies and demonstrating our value proposition to clients. We have also acquired businesses to augment our existing services and capabilities.

Gross profit as a percentage of revenue in our IT Services segments collectively for the year ended March 31, 2014 is 34.97%. We anticipate difficulties in significantly improving our gross profits largely due to the following reasons:

•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations.

In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on:

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Strengthening our delivery model;

•	Developing cost containment initiatives and driving higher employee productivity;

•	Increasing automation capabilities and developing IP;

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.

IT Products: In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. As previously indicated, effective as of the quarter ended December 31, 2013, we ceased manufacturing of ‘Wipro’ branded desktops, laptops and servers.

Our IT Products business segment is subject to seasonal fluctuations. Our revenue in this business segment is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment.

Our quarterly revenue, operating income and profit for the period have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Dividends: Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

New accounting standards adopted

We have, effective as of April 1, 2013, adopted the following new accounting standards and amendments to accounting standards, including any consequential amendments to other accounting standards.

Amendment to IAS 1 “Presentation of Financial Statements” This amendment will improve and align the presentation of items of other comprehensive income (“OCI”) in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Following the adoption of Amendments to IAS 1, the Company has modified the presentation of OCI in the consolidated statement of comprehensive income to present separately OCI that may be reclassified subsequently to profit or loss from those that will not be. The adoption of amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Company.

Amendment to IFRS 7 “Financial Instruments Disclosures” The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the statement of financial position. These disclosures will provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRS and U.S. GAAP.

IFRS 10 “Consolidated Financial Statements (2011).” The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation—Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements.” IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of when control exists.

IFRS 12 “Disclosure of Interests in Other Entities” This standard provides comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose. The objective of the standard is to enable the entities to disclose the significant judgment and assumptions it has made in determining:

i) the nature of its interest in another entity or arrangement, i.e control, joint control or significant influence.

ii) The type of joint arrangement when the joint arrangement is structured through separate vehicle

IFRS 13 “Fair Value Measurement” The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value or change what is measured at fair value in IFRSs or address how to present changes in fair value.

IAS 19 “Employee Benefits (2011)” The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires return on assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through Other Comprehensive Income.

New accounting standards not yet adopted

In November 2009, the International Accounting Standards Board (“IASB”) issued the chapter of IFRS 9 “Financial Instruments relating to the classification and measurement of financial assets.” The new standard represents the first phase of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) with IFRS 9 “Financial Instruments” (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, the IASB added the requirement relating to classification and measurement of financial liabilities to IFRS 9. Under the amendment, an entity measuring its financial liability at fair value, can present the amount of fair value change attributable to an entity’s own credit risk in other comprehensive income. Furthermore, the IASB also decided to carry forward unchanged from IAS 39 requirements relating to de-recognition of financial assets and financial liabilities. The effective date for adoption of IFRS 9 is yet to be determined. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities.” The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the statements of financial position. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. These amendments are not expected to have a material impact on our consolidated financial statements.

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

Unbilled revenues represent cost and earnings in excess of billings as at the end of the reporting period. Unearned revenues included in other current liabilities represent billing in excess of revenue recognized.

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

c)	Others: In addition to the U.S. federal income tax, which can tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States and therefore remain below the threshold. Accordingly, we did not record a provision for branch profit tax as of March 31, 2014.

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

As of March 31, 2014, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

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

b) Goodwill: Goodwill is initially measured at cost, calculated by the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of an acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized immediately in the income statement.

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

Goodwill Impairment Testing

We test goodwill and indefinite life intangibles for impairment annually in accordance with our procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to the cash generating unit (“CGU”) representing the lowest level within the group at which goodwill is monitored for internal management purposes, and which is not higher than the group’s operating segment. The recoverable amount of the CGU is the higher of its fair value less cost to sell (“FVLCTS”) and its value-in-use (“VIU”). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observed market data. The VIU is determined based on discounted cash flow projections. Key assumptions used by us to determine the VIUs include:

a.	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than a 5 year period.

b.	Terminal value arrived by extrapolating the last forecasted year cash flows to perpetuity using long-term growth rates of 5%. These long-term growth rates take into consideration external macroeconomic sources of data. The long-term growth rates used do not exceed that of the relevant business and industry sector.

c.	The discount rates used are based on our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks by 16.5%.

d.	VIU is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used ranges from 10% to 16%. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions, and ranges from 22.6%.

Based on the above, no impairment was identified as of March 31, 2014, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2014 was at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, their respective ages and positions as of March 31, 2014 were as follows:

Name	Age	Position
Azim H. Premji	68	Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S. Ganguly	78	Director
B. C. Prabhakar	70	Director
Dr. Jagdish N. Sheth	75	Director
Narayanan Vaghul	77	Director
William Arthur Owens	73	Director
Dr. Henning Kagermann	66	Director
Suresh C. Senapaty	57	Chief Financial Officer and Executive Director
M. K. Sharma	66	Director
T. K. Kurien	55	Chief Executive Officer and Executive Director
Shyam Saran	67	Director
Vyomesh Joshi	60	Director
Ireena Vittal	45	Director
Pratik Kumar (1)	48	Executive Vice President – Human Resources

(1)	Mr. Pratik Kumar, Chief Executive Officer of Wipro Infrastructure Engineering, a division of Wipro Enterprises Limited, has moved full time to Wipro Infrastructure Engineering with effect from April 1, 2014, and no longer serves as Executive Vice President – Human Resources for the Company as of such date.

As of March 31, 2014, we had ten non-executive directors and three executive directors, of which one executive director is Chairman of our Board. All of the ten non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the listing agreement with the Indian Stock Exchanges and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers as of March 31, 2014 are set forth below.

Azim H. Premji has served as our Chairman of the Board and Managing Director (designated as “Chairman”) since September 1968. In 2011, Mr. Premji was honored with the Padma Vibhushan award by the Government of India for his contribution in trade and industry. Mr. Premji is a graduate in Electrical Engineering from Stanford University, USA. Mr. Premji also serves as a director of Wipro Enterprises Limited, Wipro GE Health Care Private Ltd., and the Azim Premji Foundation (I) Pvt. Ltd. and in other entities of the Promoter Group.

Dr. Ashok Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly is on the advisory board of Diageo India Private Limited. Dr. Ganguly is the Chairman of the Board Governance, Nomination and Compensation Committee of the Company, a member of the Nomination, Governance and Compensation Committee and Chairman of the Science, Technology & Operations Committee of Dr. Reddy’s Laboratories Ltd. He is a member of the Prime Minister’s Council on Trade and Industry and the India-USA CEO Council, established by the Prime Minister of India and the President of the USA. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997 and Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

B. C. Prabhakar has served as a director on our Board since February 1997. He is also a member of our Audit/Risk and Compliance Committee and Chairman of our Administrative/Shareholders and Investor Grievances Committee. He has been a practicing lawyer since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and a B.L. from Mysore University, India. Mr. Prabhakar serves as a non-executive director of Automotive Axles Limited, Page Industries Limited and 3M India Limited.

Dr. Jagdish N. Sheth has served as a director on our Board since January 1999. Dr. Sheth has been a professor at Emory University since July 1991. Previously, Dr. Sheth served on the faculty of Columbia University, Massachusetts Institute of Technology, the University of Illinois, and the University of Southern California. Dr. Sheth also serves on the board of Manipal Acunova Ltd. Dr. Sheth holds a B.Com (Honors) from Madras University and a M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is also the Chairman of Academy of Indian Marketing Professionals and serves on our Strategy Committee.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit/Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the Boards of the following public companies in India and overseas: 1) Mahindra and Mahindra Ltd., 2) Mahindra World City Developers Limited, 3) Piramal Enterprises Limited, 4) Apollo Hospitals Enterprise Limited, and 5) Arcelor Mittal, Luxembourg. Besides this he is on the boards of two private limited companies and several Section 25 companies and public trusts. Mr. Vaghul is the Chairman of the Compensation Committee of Mahindra and Mahindra Limited, Piramal Enterprises Limited and two of its 100% subsidiaries, PHL Finance Private Limited and PHL Capital Private Limited. Mr. Vaghul is Chairman of the Audit Committee of Piramal Enterprises Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries in 2007.

William Arthur Owens has served as a director on our Board since July 2006. He is also a member of our Board Governance, Nomination and Compensation Committee, and serves as Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens is the Chairman of AEA Investors (Asia) Limited in Hong Kong and Vice Chairman of NYX Asia. Mr. Owens serves as a member of the Board of Directors of Polycom Inc., Viasystems, Intelius, Flow Mobile, Yangtze, Humin and is the Chairman of Century Link Inc., a communications company. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

Dr. Henning Kagermann became a director of the Company in October 2009. He served as Chief Executive Officer of SAP AG until 2009. He has been a member of the SAP Executive Board since 1991. He is also President of Acatech (German Academy of Science and Technology) and currently a member of the supervisory boards of Deutsche Bank AG, Munich Re, Deutsche Post, Nokia Corporation, and BMW Group in Germany. Dr. Kagermann also serves on our Strategy Committee. Dr. Kagermann is a professor of Theoretical Physics at the Technical University Braunschweig, Germany and received an honorary doctorate from the University of Magdeburg, Germany.

Suresh C. Senapaty has served as our Chief Financial Officer and Executive Director since April 2008 and served with us in other positions since April 1980. Mr. Senapaty is a member of the Administrative/Shareholders and Investor Grievance Committee of our Company. Mr. Senapaty holds a Bachelors degree in Commerce from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is also on the boards of Wipro GE Healthcare Private Limited and Wipro Enterprises Limited. Mr. Senapaty is Chairman of the Audit/Risk and Compliance Committee and a member of the Administrative/Shareholders and Investor Grievance Committee of Wipro Enterprises Limited.

M. K. Sharma became a director of the Company in July 2011. He is a member of our Audit/Risk and Compliance Committee. He served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. He served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. He is currently on the boards of ICICI Lombard General Insurance Co. Limited, Fulford (India) Limited (Indian affiliate of Merck and Co. Inc), Thomas Cook (India) Limited, KEC International Limited, Asian Paints Limited, India Infradebt Limited, Travel Corporation of India Limited, International Paper APPM Limited, Blue Star Limited, Indian School of Business Hyderabad and Anglo Scottish Education Society Limited. Mr. Sharma is a member of the Audit Committee of Fulford (India) Limited, International Paper APPM Limited, Blue Star Limited and Thomas Cook (India) Limited. Mr. Sharma is the Chairman of the Remuneration Committee of Fulford (India) Limited, Member of the Remuneration Committee of

International Paper APPM Limited and Chairman of the Governance and Remuneration Committee of ICICI Lombard General Insurance Co. Ltd. Mr. Sharma is a member of the Shareholder’s Grievance Committee of Thomas Cook (India) Limited. Mr. Sharma holds a Bachelors Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a Post Graduate Diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

T. K. Kurien has served as our Chief Executive Officer and Executive Director since February 2011, and has served with us in other positions since February 2000. T. K. Kurien is a member of the Administrative/Shareholders and Investor Grievance Committee of Wipro Limited. T. K. Kurien is a Chartered Accountant.

Shyam Saran became a director of our Company in July 2010. He is currently Chairman of the National Security Advisory Board of the Government of India. He has been a director of Indian Oil Corporation Limited since March 2012 and ONGC Videsh Limited since June 2012. He is a career diplomat who has served in significant positions in the Indian government for over three decades. He joined the Indian Foreign Service in 1970. He last served as the Special Envoy of the Prime Minister of India from October 2006 to March 2010 specializing in nuclear issues, and he also was the Indian envoy on climate change. Prior to this he was the Foreign Secretary of the Government of India from 2004 to 2006. He also served as the Ambassador of India to Nepal, Indonesia, Myanmar and Mauritius. His diplomatic stints have taken him to Indian missions in Geneva, Beijing and Tokyo. He has been a Fellow of the United Nations Disarmament Program in Geneva, Vienna and New York, U.S.A. Mr. Saran holds a Post Graduate degree in Economics from Patna University, India. Mr. Saran has been honored with the Padma Bhushan award by the Government of India for his contribution in civil services.

Vyomesh Joshi became a director of the Company in October 2012. He is a member of Dean’s Advisory Council at The Rady School of Management, University of California, San Diego. Prior to joining the Company, Mr. Joshi served as the Executive Vice President of Hewlett-Packard’s Imaging and Printing Group. Mr. Joshi joined Hewlett-Packard as a Research and Development engineer and held various management positions in his career with the group. Mr. Joshi was also on the Board of Yahoo for seven years until 2012. Mr. Joshi is also a member of the Board of Directors of Harris Corporation. Mr. Joshi has been featured in Fortune Magazine’s diversity list of most influential people in 2005. Mr. Joshi also serves on our Strategy Committee. Mr. Joshi holds master’s degree in electrical engineering from the Ohio State University.

Ireena Vittal became a director of the Company in October 2013. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey & Co., Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of AXIS Bank Limited, Titan Industries Limited, Tata Global Beverages Limited, Godrej Consumer Products Limited, Glaxo Smithkline Consumer Healthcare. The Indian Hotels Company Limited and on the global advisory board of ideo.org. Ms. Vittal also serves as a member of our Audit/Risk and Compliance Committee. Ms. Ireena Vittal is a member of Audit Committee of Godrej Consumer Products Limited, Titan Industries Limited and Glaxo Smithkline Consumer Healthcare Limited and member of HR & Compensation Committee of Godrej Consumer Products Limited. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Masters in Business Administration from the Indian Institute of Management, Calcutta.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of US$333.33 for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company in the aggregate as approved by the shareholders.

During the year ended March 31, 2014, we paid an aggregate of US$860,000 (Rs. 51.6 million) as commission to our non-employee directors.

Details of stock options granted to non-executive directors as of March 31, 2014 and stock options held and exercised by non-executive directors through March 31, 2014 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the Annual General Meeting of Shareholders, and the annual compensation of our executive officers is approved by our Board Governance, Nomination and Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees based on the individual or combined performance of the employee’s business unit, division or segment, or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on a quarterly basis, which amounts are adjusted at the end of the year based on the performance for the full year.

The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2014 by our executive directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been translated into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2014 which was Rs. 60 per US$1.00.

Name	Salary and allowances	Commission/ variable pay (1)	Others	Long-term compensation (Deferred Benefit (2)&(3))
Azim H. Premji	71,836	1,170,930	268,177	196,244
Suresh C. Senapaty	236,017	196,647	59,735	29,421
Pratik Kumar	217,948	99,633	94,866	29,538
T. K. Kurien	444,988	395,370	188,790	66,374

1.	Azim H. Premji was paid a commission at the rate of 0.3% on incremental net profits of the Company over the previous year computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Indian Companies Act, 1956 (the “Companies Act”). All other executives received variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.
2.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
3.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective basic salaries to our pension fund for their benefit. These contributions are included in this column.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director in fiscal years 2013 or 2014. Details of stock options granted to executive directors as of March 31, 2014 and stock options held and exercised by executive directors through March 31, 2014 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Under the Companies Act, 2013, every listed company is required to disclose remuneration of each director to the median employee’s remuneration and such other details as described in related Rules. The Rules also specify that how median is measured and other additional disclosure.

Board Composition

Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of March 31, 2014, we had thirteen directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Currently, Mr. Azim H. Premji, Mr. Suresh C. Senapaty and Mr. T. K. Kurien are executive directors. Due to the implementation of the

Companies Act, 2013, independent directors are no longer subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. Directors who will be subject to re-election at the next Annual General Meeting will be determined based on the clarifications to be obtained from the Ministry of Corporate Affairs, Government of India regarding applicability of these provisions to the election of our directors and their reappointment if subject to retirement by rotation. The position of the terms of such directors are as given below.

Name	Expiration of current term of office	Term of office
Azim H. Premji (1)	July 30, 2015	2 years
Dr. Jagdish Sheth (2)	—	Subject to appointment by Shareholders
Dr. Ashok S. Ganguly (2)	—	Subject to appointment by shareholders
B. C. Prabhakar (2)	—	Subject to appointment by shareholders
Narayanan Vaghul (2)	—	Subject to appointment by shareholders
Ireena Vittal	September 30, 2018	Subject to appointment by shareholders
Vyomesh Joshi	September 30, 2017	Subject to appointment by shareholders
William Arthur Owens (2)	—	Subject to appointment by shareholders
Shyam Saran (2)	June 30, 2015	Subject to appointment by shareholders
M. K. Sharma (2)	June 30, 2016	Subject to appointment by shareholders
Dr. Henning Kagermann (2)	October 26, 2014	Subject to appointment by shareholders
Suresh C. Senapaty (1)	March 31, 2015	Till the age of superannuation
T. K. Kurien (1)	January 31, 2016	5 years

(1)	Two-thirds of such executive directors are subject to retirement by rotation.
(2)	Terms subject to retirement by rotation prior to the enactment of the Companies Act, 2013.

Terms of Employment Arrangements and Indemnification Agreements

Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of the Shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from two to five year periods, but either we or the employee director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Azim H. Premji, Suresh C. Senapaty, Pratik Kumar and T.K. Kurien provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

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

Board Committee Information

Audit/Risk and Compliance Committee

The Audit Committee of our Board, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities include overseeing:

•	Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders;

•	Compliance with legal and statutory requirements;

•	Integrity of the Company’s financial statements, discussions with the independent auditors regarding the scope of the annual audits, and fees to be paid to the independent auditors;

•	Performance of the Company’s internal audit function, independent auditors and accounting practices,

•	Review of related party transactions and functioning of whistle blower mechanism; and

•	Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act of 2002.

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

Our Chief Financial Officer and Executive Director and other corporate officers make periodic presentations to the Audit/Risk and Compliance Committee on various issues.

The Audit/Risk and Compliance Committee is comprised of the following four non-executive directors:

Mr. N. Vaghul - Chairman

Mr. M. K. Sharma, Mr. B. C. Prabhakar and Ms. Ireena Vittal—Members

During fiscal year 2014, our Audit/Risk and Compliance Committee held six meetings including meetings held over teleconferencing. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee, which was reconstituted in 2013, reviews, acts on and reports to our Board of Directors with respect to various governance, nominating and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility, including public issues of significance to the Company and its shareholders;

•	Developing and recommending to the Board for its approval an annual evaluation process of the Board and its Committees,

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Determining and approving salaries, benefits and stock option grants to senior management employees and directors of our Company;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management;

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time; and

•	Reviewing the Company’s policies relating to corporate social responsibility matters and public issues of significance to the Company and its stakeholders.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly—Chairman

Mr. N. Vaghul, Mr. William Arthur Owens—Members

During fiscal year 2014, our Board Governance, Nomination and Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

Strategy Committee

The Strategy Committee, formed by the Board in April 2013, reviews, acts on and reports to our Board of Directors with respect to various strategic matters. The primary responsibilities of the Strategy Committee are:

•	Making recommendations to the Board relating to the Company’s mission, vision, strategic initiatives, major programs and services;

•	Ensuring management has established an effective strategic planning process, including development of a three to five year strategic plan with measurable goals and time targets;

•	Annually reviewing the strategic plan for the Company and for each division and entity as well and recommending updates to the Board;

•	Establishing criteria for management to evaluate potential strategic investments, reviewing proposals for acquisition or divestment opportunities for the Company and making appropriate recommendations to the Board, and reviewing post-transaction integration matters;

•	Assisting in the development of a strategic dashboard of key indicators; and

•	Monitoring the organization’s performance against measurable targets (e.g. market share, increase in revenue, or Operating Margin) or progress points (such as emerging technologies).

All members of the Strategy Committee are independent non-executive directors. The Strategy Committee is comprised of the following four non-executive directors:

Mr. William Arthur Owens—Chairman

Dr. Jagdish N. Sheth, Mr. Henning Kagermann and Mr. Vyomesh Joshi—Members

During fiscal year 2014, our Strategy Committee held three meetings.

Employees

As of March 31, 2012, 2013 and 2014, we and our subsidiaries had more than 120,000, 130,000 and 130,000 employees. As of March 31, 2012, 2013 and 2014, more than 20,000, 25,000 and 27,000 of these employees were located outside India. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005 and 2007. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link variable compensation to a business segment’s quarterly performance of financial, customer and employee satisfaction objectives.

Share Ownership

The following table sets forth, as of March 31, 2014, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2014. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2014. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2014, which was Rs. 60.00 per US$1.00. The share numbers and percentages listed below are based on 2,466,317,273 equity shares outstanding as of March 31, 2014.

Name	Equity Shares beneficially owned	Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price(US$)	Date of expiration
Azim H. Premji (1)	1,812,022,464	73.47	—	—	—
B. C. Prabhakar (2)	5,000	*	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S. Ganguly	1,867	*	—	—	—
N. Vaghul	—	—	—	—	—
Suresh C. Senapaty	162,447	*	44,848	0.033	October 2018
Vyomesh Joshi	—	—	—	—	—
T. K. Kurien	175,297	*	20,182 20,182 20,182 84,091	0.033 0.033 8.003 0.033	July 2016 April 2017 April 2017 October 2018
M. K. Sharma	—	—	—	—	—
Dr. Henning Kagermann	—	—	—	—	—
William Arthur Owens	—	—	—	—	—
Shyam Saran	—	—	—	—	—
Ireena Vittal	—	—	—	—	—
Pratik Kumar (3)	146,132	*	20,182 44,848	0.033 0.033	July 2016 October 2018

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2014.

(1)	Includes 370,956,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading and Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd and 429,714,120 shares held by Azim H Premji Trust.
(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.
(3)	Mr. Pratik Kumar, Chief Executive Officer of Wipro Infrastructure Engineering, a division of Wipro Enterprises Limited, has moved full time to Wipro Infrastructure Engineering with effect from April 1, 2014, and no longer serves as the Executive Vice President – Human Resources for the Company as of such date.

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

In connection with the Demerger and pursuant to the Scheme of Arrangement, each optionee received an additional one employee stock option for every 8.25 employee stock options held as of the record date of the Demerger.

The salient features of our stock plans are as follows:

Name of Plan	Number of Options (1)	Range of exercise prices (2)		Effective date	Termination date	Other remarks
1999 Employee Stock Option Plan	50,000,000	Rs.	171 - 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 - 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

Stock Option Plan (2000 ADS Plan)	15,000,000	Rs.	3 - 7	September 2000	September 2010	There are no stock options outstanding under this plan.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2	June 11, 2004	June 10, 2014	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	Rs.	0.04	June 11, 2004	June 10, 2014
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2	July 21, 2005	July 20, 2015
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2	July 18, 2007	July 17, 2017

1)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
2)	Subject to adjustment for corporate action from time to time.

Wipro Equity Reward Trust

We established the Wipro Equity Reward Trust (“WERT”), in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT, which is administered by a Board of Trustees is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

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

Shareholders have, through a postal ballot, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2014 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2014, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2014, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,466,317,273 equity shares outstanding as of March 31, 2014.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2014	% of Class of total shares outstanding
Azim H. Premji (1)	Equity	1,812,022,464	73.47
Hasham Traders	Equity	370,956,000	15.04
Prazim Traders	Equity	452,906,791	18.36
Zash Traders	Equity	451,619,790	18.31
Azim Premji Trust	Equity	429,714,120	17.42

(1)	Includes 370,956,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading and Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd and 429,714,120 shares held by Azim H Premji Trust.

In connection with the Demerger of the Diversified Business, following March 31, 2014, entities affiliated with Mr. Premji exchanged an aggregate of 54,858,419 equity shares of Wipro for equity shares of Wipro Enterprises Limited. The Azim Premji Trust subsequently transferred an aggregate of 61,000,000 equity shares of Wipro to Pioneer Independent Trust on June 3, 2013.

Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2014, 1.94% of the Company’s equity shares are held through ADSs by approximately 10,183 holders of record in the United States. As of March 31, 2014, approximately 98.06% of the Company’s equity shares are held by 210,470 holders of record in India.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-Resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India (“SEBI”), and the Reserve Bank of India (“RBI”). As of March 31, 2014, about 11.17% of the Company’s equity shares were held by these FIIs and NRIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have a differential voting right with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.

Related Party Transactions

Terms of Employment Arrangements and Indemnification Agreements: We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a description of the agreements that we have entered into with our directors and executive officers.

Related parties: The Company has relationships with the following related parties:

Name of entity	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Traders (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment & Trading Company Private Limited	Entity controlled by Director
Vidya Investment & Trading Company private Limited	Entity controlled by Director
Napean Trading & Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited	Entity controlled by Director
Wipro Enterprises Cyprus Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director
Wipro Enterprises Netherlands BV	Entity controlled by Director

Key management personnel
• Azim Premji	Chairman and Managing Director
• Suresh C. Senapaty	Chief Financial Officer and Executive Director
• T. K. Kurien	Chief Executive Officer and Executive Director
• Dr. Ashok Ganguly	Non-Executive Director
• Narayanan Vaghul	Non-Executive Director
• Dr. Jagdish N Sheth	Non-Executive Director
• P. M. Sinha	Non-Executive Director(1)
• B. C. Prabhakar	Non-Executive Director
• William Arthur Owens	Non-Executive Director
• Dr. Henning Kagermann	Non-Executive Director
• Shyam Saran	Non-Executive Director
• M. K. Sharma	Non-Executive Director
• Vyomesh Joshi	Non-Executive Director(2)
• Ireena Vittal	Non-Executive Director(3)

Relative of key management personnel
Rishad Premji	Relative of the Key management personnel

(1)	Up to July 25, 2013
(2)	With effect from October 1, 2012
(3)	With effect from October 1, 2013

The Company has the following related party transactions:

Transaction / Balances	Associate			Entities controlled by Directors			Key Management Personnel
	2012	2013	2014	2012	2013	2014	2012		2013		2014
Sales of goods and services	Rs. 75	Rs.—	Rs.—	Rs. 12	Rs. 2	Rs. 186	Rs. —		Rs. —		Rs. —
Assets purchased	—	—	—	—	—	66	—		—		—
Interest Expense	—	—	—	—	—	40	—		—		—
Interest Income	—	—	—	—	—	18	—		—		—
Dividend	—	—	—	11,102	10,995	13,733	573	##	573	##	765	##
Royalty Income	98	—	—	—	—	—	—		—		—
Rental Income	—	—	—	—	—	39	—		—		—
Others	—	—	—	3	—	3	—		8		3
Key management personnel#
Remuneration and short-term benefits	—	—	—	—	—	—	108		152		221
Other benefits	—	—	—	—	—	—	34		30		32
Remuneration to relative of key management personnel	—	—	—	—	—	—	5		8		11
Balances as at the year end
Receivables	16	—	—	1	1,111	617	—		—		—
Payables	—	—	—	—	4,548	1,000	22		60		109

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel

The Company has engaged in the following significant transactions with its subsidiaries, listed in Organization Structure” under Item 4, during the years ended March 31, 2013 and 2014:

	(Rs. in millions)
Name of the entity	Sale of services		Purchase of services
	2013	2014	2013	2014
Wipro LLC	4,434	5,270	321	1,672
Infocrossing Inc	472	552	2,335	2,860
Wipro Shanghai Limited	87	71	204	380
Wipro Portugal S. A.	369	17	54	823
Wipro Technologies Austria GmbH	243	150	26	50
Wipro Technologies S.A DE C.V	233	76	154	270
Wipro Information Technology, Netherlands BV	373	401	—	—
Wipro Technologies Limited, Russia	24	37	—	—
Wipro Gallagher Solutions Inc	196	290	10	—
Wipro UK Limited	279	266	416	486
Wipro Holdings UK Limited	339	307	—	—
Wipro Poland Sp Zoo	—	324	281	371
Wipro BPO Philippines LTD. Inc.	—	—	2	106
Wipro Technologies SRL	—	—	1,089	908
Wipro Retail UK Limited	133	181	1,301	76
SAS Wipro France	207	278	—	—
Wipro do Brasil Technologia Ltda	5	6	418	731
Wipro Technocentre (Singapore) Pte Limited	66	69	—	—
Wipro Australia Pty Ltd	13	12	—	—
Wipro Chengdu Limited	76	40	334	358
Wipro Energy IT Services India Private Limited *	267	—	672	—
Wipro Travel Services Limited	—	—	68	59
Wipro Technologies Gmbh	142	295	178	564

	(Rs. in millions)
Name of the entity	Sale of services		Purchase of services
	2013	2014	2013	2014
Wipro (Thailand) Co. Limited	97	290	—	15
Wipro Technology Services Limited*	37	—	—	—
Wipro Airport IT Services	329	367	—	—
Wipro Networks Pte Limited	288	2,923	—	—
Wipro Gulf LLC	40	153	—	4
Wipro Promax Holdings Pty Ltd	78	—	2	—
Wipro Technologies Argentina SA	—	—	44	57
Wipro Europe SARL	3	—	—	13
Wipro Technologies (South Africa) Proprietary Limited	361	1,260	21	77
Planet PSG Pte Limited	54	—	—	—
Wipro Technologies SDN BHD	2	5	—	—
Wipro Promax Analytics Solutions (Europe) Limited	—	—	6	7
Wipro Arabia Limited	—	—	—	16
PT WT Indonesia	—	252	—	—
Wipro Promax Analytics Solutions Pty Ltd	—	130	—	—
Wipro IT Services Poland Sp. z o. o	—	—	—	10
Wipro Outsourcing Services (Ireland) Limited	—	60	—	—
Wipro Technologies Canada Ltd.	—	157	—	—

*	Merged with the Company with effect from April 1, 2013

Please refer to Note 29 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for additional information on related party transactions.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following financial statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2014:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2013 and 2014;

•	Consolidated Statements of Income for the years ended March 31, 2012, 2013 and 2014;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2012, 2013 and 2014;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2012, 2013 and 2014;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2013 and 2014; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2012, 2013 and 2014, we generated Rs. 275,017 million, Rs. 328,410 million and Rs. 391,393 million, or 85%, 87% and 89% of our revenues from continuing operations of Rs. 322,704 million, Rs. 376,882 million and Rs. 437,628 million, respectively, from the export of our products and rendering of services outside of India.

Legal Proceedings

Please also see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian law, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Rules.

During fiscal year 2014, we paid a cash dividend of Rs. 8 per share, including an interim dividend of Rs.3 per share.

On April 17, 2014, we proposed to pay a final cash dividend of Rs.5 (US$ 0.08) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (including dividend tax) of approximately Rs. 14,427.

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

Significant Changes

None.

Item 9. The Offer and Listing

Price History

Our equity shares are traded on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited, (“NSE”) (together, the “Indian Stock Exchanges”). Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, (“NYSE”), under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2014, we had 2,466,317,273 issued and outstanding equity shares. As of March 31, 2014, there were approximately 10,146 record holders of ADRs evidencing 47,779,931 equivalent ADSs equity shares. As of March 31, 2014, there were 210,470 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2014	610.50	315.30	10.17	5.25	611.00	314.85	10.18	5.24	14.26	6.91
2013	455.80	325.60	8.36	5.97	456.00	295.00	8.36	5.41	11.08	7.56
2012	490.15	310.20	9.63	6.10	490.00	310.50	9.63	6.10	15.39	8.63
2011	499.90	305.20	11.22	6.85	500.00	253.30	11.23	5.69	16.81	7.95
2010	753.00	240.00	16.91	5.39	755.85	240.15	16.97	5.39	24.29	6.90

Quarter ended
March 31, 2014	610.50	528.95	10.17	8.81	611.00	528.70	10.18	8.81	14.26	12.22
December 31, 2013	561.25	465.40	9.35	7.75	561.50	466.65	9.35	7.77	12.66	10.13
September 30, 2013	501.00	341.40	8.35	5.69	500.60	341.50	8.34	5.69	10.7	7.08
June 30, 2013	462.85	315.30	7.71	5.25	463.00	314.85	7.71	5.24	10.35	6.91
March 31, 2013	455.80	385.20	8.36	7.07	456.00	385.10	8.36	7.06	10.14	8.80
December 31, 2012	399.85	335.10	7.33	6.15	399.95	295.00	7.34	5.41	9.25	7.56
September 30, 2012	404.40	325.60	7.42	5.97	404.50	325.30	7.42	5.97	9.39	7.61
June 30, 2012	450.70	378.50	8.27	6.94	451.70	378.70	8.29	6.95	11.08	8.36

Month ended
April 30, 2014	595.50	517.00	9.91	8.61	594.70	517.00	9.91	8.61	13.90	11.72
March 31, 2014	599.90	528.95	9.99	8.81	600.00	528.70	10.00	8.81	14.20	12.73
February 28, 2014	610.50	544.35	10.17	9.07	611.00	544.00	10.18	9.06	14.26	12.40
January 31, 2014	586.65	532.00	9.77	8.86	587.00	531.60	9.78	8.86	13.67	12.22
December 31, 2013	561.25	466.95	9.35	7.78	561.50	466.65	9.35	7.77	12.66	11.30
November 30, 2013	497.45	465.40	8.29	7.75	497.70	468.40	8.29	7.80	11.98	11.01

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = Rs.60.00 for the year ended March 31, 2014.

Source: www.bseindia.com for BSE data, www.nseindia.com for NSE data and www.finance.yahoo.com for NYSE data.

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the BSE Limited, the National Stock Exchange of India Limited, and our ADSs began trading in the U.S. on the New York Stock Exchange on October 19, 2000.

Trading Practices and Procedures on the Indian Stock Exchanges

Trading volume on the National Stock Exchange accounts for a majority of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The Indian Stock Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on the Indian Stock Exchanges normally takes place from 9:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The Indian Stock Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. The Indian Stock Exchanges also have separate online trading systems and separate clearing houses.

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

The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement systems. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI is planning to move to a T+1 settlement system.

In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. There are generally no restrictions on price movements of any security on any given day. In order to restrict abnormal price volatility, SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price as follows.

Index based market wide circuit breaker

Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In the event of a 10% movement of either of these indices, there would be a 1-hour market halt if the movement takes place before 1 p.m. In the event the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for half an hour. In the event the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 2-hour market halt if the movement takes place before 1 p.m. If the 15% trigger is reached on or after 1 p.m. but before 2 p.m., there will be a 1 hour halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The percentages are calculated on the closing index value of the quarter. These percentages are translated into absolute points of index variations (rounded off to the nearest 25 points in case of SENSEX). At the end of each quarter, these absolute points of index variations are revised and made applicable for the next quarter.

Listing

The SEBI has promulgated regulations for listing and is governed through circulars issued from time to time by amending the Listing Agreement entered into by listed companies with stock exchanges. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2014 was approximately US$1.21 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. The NSE has approximately 1,500 members.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2014, was approximately US$1.22 trillion. The BSE began allowing online trading in May 1995. The BSE has approximately 1,375 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company is subject to the new Indian Companies Act, 2013, which is replacing the prior Indian Companies Act, 1956, with a target date for substantial enforcement of April 1, 2014. However, the implementation of the new legislation has been in stages and partially effective. It is unclear where case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. In addition, many of the provisions of the previous Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation until the Companies Act, 2013 is completely effective and enforced. On many of the provisions, clarifications are awaited from the Ministry of Corporate Affairs, which will distribute circulars effecting modification in rules or notifications or changes in the Companies Act, 2013. All references in Item 10 to the “Companies Act,” unless otherwise stated, shall refer to the Indian Companies Act, 1956.

Share Capital

Our authorized share capital as of March 31, 2014 is Rs. 5,550,000,000 divided into 2,650,000,000 equity shares of Rs.2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2014, 2,466,317,273 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. Pursuant to the approval of the Scheme of Arrangement for merger of Wipro Technology Services Limited and Wipro Energy IT Services India Private Limited with Wipro Limited, the authorized share capital of the company is increased from Rs. 5,550,000,000 to Rs. 6,100,000,000. This change is effective post March 31, 2014. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, located in Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association of Wipro Limited included as an exhibit to our Form 20-F filed with the Securities and Exchange Commission on June 12, 2013.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2014, we have thirteen directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company. Under the new Companies Act, 2013 independent directors are not subject to retirement by rotation.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors may be fixed by our Board of Directors in accordance with the provisions of the Indian Companies Act, 2013, and the rules and regulations prescribed by the Government of India.

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

Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business.

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

Description of Equity Shares

Dividends

Under the Indian Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, 1956, read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

The Companies Act, read with the Rules, provides that any dividends that remain unpaid or unclaimed are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall also be transferred to the Investor Education and Protection Fund. However, this provision is not effective because the Rules have not yet been prescribed under the Companies Act, 2013. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years subject to transfer of such portion. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending upon the dividend percentage to be declared in such year. However, this is no longer required under the new Companies Act, 2013.

The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the fulfillment of certain conditions.

We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

Corporate Social Responsibility

The Companies Act, 2013, read with Rules, requires companies meeting requirements of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of their profits before taxes on such identified areas of CSR. This requirement is effective from April 1, 2014. We are in the process of complying with this requirement. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for not spending.

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

Consolidation and Subdivision of Shares

The Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares.

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

Voting Rights (As per Companies Act, 1956)

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

Voting Rights (As per Companies Act, 2013)

The Companies Act, 2013 provides for listed companies like ours to compulsorily provide for electronic voting by its members. The timelines and procedure for such voting are provided for in Companies (Management and Administration) Rules, 2014. As and when these Rules become applicable, based on the clarifications awaited from the Ministry of Corporate Affairs, the Rules shall be complied with and opportunity for electronic voting by shareholders will be provided for in terms of those rules.

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

Meetings of Shareholders

We must convene an Annual General Meeting of the Shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the Shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the Annual General Meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The Annual General Meeting of the Shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the Annual General Meeting of the Shareholders may be held at any other place if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an Annual General Meeting of the Shareholders is the presence of at least thirty shareholders in person.

Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001. The Companies Act, 2013 provides for electronic voting for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them. We will be offering electronic voting once the Indian Ministry of Corporate Affairs provides the applicable guidance.

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

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Indian Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board or National Company Law Tribunal may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. There are similar provisions under the Companies Act, 2013. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Hyderabad, India.

Company Acquisition of Equity Shares

Under the Companies Act, the Company can reduce its share capital subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act, 1956 requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Section 89 of the new Indian Companies Act, 2013 includes a similar provision.

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

Upon the acquisition of 25% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 26% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. SEBI has recently amended the Takeover Code to revise the existing limits and procedures. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to the acquisition of ADS having voting rights. The acquisition of ADS having voting rights, irrespective of conversion into underlying equity shares, is subject to disclosures, acquisition trigger and the reporting requirements under the Takeover Code.

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

Currency Exchange Controls

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act (“FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non-Resident Indian (“NRI”), to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required.

Banks in India may now allow remittance from India by a person resident in India up to US$200,000, per financial year, for any permitted current or capital account transaction or a combination of both, which has since been reduced to US$75,000.

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

The Ministry of Finance, Government of India has recently accepted the recommendations of the “Sahoo Committee”, a committee established to undertake a comprehensive review of the foreign currency convertible bonds and depository receipt mechanism scheme. The Sahoo Committee made various recommendations with respect to existing regulations regarding Depository Receipts. We expect final changes to the regulations to be released shortly.

Conditions for issuance of ADSs or GDSs outside India by Indian Companies

Eligibility of issuer: An Indian company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (“SEBI”) will not be eligible to issue ADSs or GDSs apart from Foreign Currency Convertible Bonds.

Eligibility of subscriber: Overseas Corporate Bodies (“OCBs”) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) ADSs or GDSs.

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

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (“NRI”) or a Person of Indian Origin (“PIO”) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed four times the net worth of the company or its equivalent in a financial year which has since been reduced by RBI to one times the net worth of the Company. The RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

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

In terms of Schedule 1 of the Notification No. FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares/compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time. The Reserve Bank of India vide circular No. 20 dated December 14, 2007, decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. If the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the Non-resident External Account (NRE)/Foreign Currency Non-Resident Account (FCNR) (B), the amount of consideration so received should be refunded immediately to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or the approach the Reserve Bank of India with an action plan for allotment of equity shares.

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

Overseas investment—Liberalization

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 42 dated May 12, 2005, and dated September 26, 2007 as amended from time to time, issued by the Reserve Bank of India provides the terms of which an Indian entity was permitted to invest up to 100% of their net worth in overseas Joint Ventures and/or Wholly Owned Subsidiaries (“JV/WOS”) in any bona fide business activity under automatic route.

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

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is currently subject to a dividend distribution tax (DDT) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. The Finance Act, 2013 has increased the surcharge on DDT for domestic companies from 5% to 10%. The Finance Act 2006 introduced an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 16.995%. Further with effect from June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. The Finance Act, 2012, with a view to remove the cascading effect in a multi-tier corporate structure, has amended the Act specifying that the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary. The Finance Act, 2013 has amended the Finance Act, 2012 to specify that the 15% tax paid on dividends received from a foreign subsidiary is available for set-off against the DDT payable by a domestic company.

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

Gains realized upon the sale of ADSs and shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 40%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement.

•	In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% is levied as follows:

Category of person	Surcharge Rates
Resident other than company	10%, if total income > Rs. 10 million

Resident company	5%, if total income > Rs. 10 million and < Rs. 100 million
10%, if total income > Rs. 100 million

Non Resident other than company	10%, if total income > Rs. 10 million

Foreign company	2%, if total income > Rs. 10 million and < Rs. 100 million
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

Category of person	Surcharge Rate
Resident other than company	10%, if total income > Rs. 10 million

Resident company	5%, if total income > Rs. 10 million and < Rs. 100 million
10%, if total income > Rs. 100 million

Non Resident other than company	10%, if total income > Rs. 10 million

Foreign company	2%, if total income > Rs. 10 million and < Rs. 100 million
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

Securities Transaction Tax: The Finance Act, 2004 had introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2013 has reduced the rate of STT as follows:

Sl No	Nature of taxable securities transactions	Payable by	Existing rates (in per cent)	Rates (in per cent)
(1)	(2)	(3)	(4)	(5)
1	Delivery based purchase of units of an equity oriented fund entered into in a recognised stock exchange	Purchaser	0.1	Nil
2	Delivery based sale of units of an equity oriented fund entered into in a recognised stock exchange	Seller	0.1	0.001
3	Sale of a futures in securities	Seller	0.017	0.01
4	Sale of unit of an equity oriented fund to the mutual fund	Seller	0.25	0.001

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

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See taxation – “Taxation of Distributions – Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2014. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the qualified electing fund election.

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

As of March 31, 2014, a Rs. 1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately Rs. 1,212 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2014, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2014, additional net annual interest expense on our floating rate borrowing would amount to approximately Rs. 388.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2013 and 2014, respectively and revenues for the year ended March 31, 2012, 2013 and 2014, respectively. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2014, our cash and cash equivalents are held with major banks and financial institutions.

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

Item 12.D.4. Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2014, the Depositary reimbursed US$215,934.89 to the Company., The Depositary incurred for, and on behalf of the Company, an expenditure of US$102,814.29 towards NYSE Listing Fees and US $152,627.70 towards broker reimbursements and other expenses related to the Annual General Meeting of Shareholders and court hearings pertaining to the approval of the Scheme and the Demerger.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2014, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards and their interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

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

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2014. In conducting this assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2014.

Our independent registered public accounting firm, KPMG India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited’s (“the Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated May 18, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Bangalore, India

May 18, 2014

Change in internal controls over financial reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final Corporate Governance Rules and Listing Standards of the New York Stock Exchange as approved by the Securities and Exchange Commission on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

A detailed compliance report with the final Corporate Governance rules of the New York Stock Exchange will be separately filed with the New York Stock Exchange.

Item 16 A. Audit Committee Financial Expert

The Audit Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with applicable laws and regulations. The committee selects the independent registered public accounting firm and approves all related fees and compensation and reviews their selection with the Board of Directors. The committee also reviews the services proposed to be performed by the independent registered public accounting firm to ensure their independence with respect to such services.

Members of the committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayanan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Item 16 B. Code of Ethics

Our Audit Committee has adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, and senior management, as well as members of the Audit Committee and the Board of Directors. Our Code of Ethics is available under the investor relations section on our website at www.wipro.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

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

We have also adopted an updated Code of Business Conduct, applicable to all officers, directors and employees. Our updated Code of Business Conduct is available under the investor relations section on our website at www.wipro.com.

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

	Year ended March 31,
	2013		2014
	(in millions)
Audit fees	Rs.	94	Rs.	80
Tax fees		49		79
All other fees		12		12

Total	Rs.	155	Rs.	171

Audit services—comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statement.

Tax services—comprise fees for tax compliance, tax assessment and tax planning services rendered by the independent registered public accounting firm. These services include corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

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

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16 F. Changes in Registrant’s Certifying Accountant

None.

Item 16 G. Corporate Governance

Because our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

•	Listing Agreement with Indian stock exchanges require 50% of the Board of Directors to be independent directors in the case of executive Chairman of the Board (it is 33.33% in other cases) while NYSE listing requirements specify that a majority of the Board to consist of independent directors.

•	Listing Agreement with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing specifies that all the members of the Audit Committee must be independent directors.

•	The requirement for a Nomination Committee and Compensation Committee are not compulsory as per Listing Agreements with Indian stock exchanges. The Listing Agreements with the Indian stock exchanges do not require independent compensation committees. These are mandatory requirements as per NYSE Listing requirements. A Shareholders Grievance committee is mandatory under Listing Agreements with stock exchanges and is not a requirement under NYSE Listing requirements.

•	Criteria for determining directors to be independent also differ between the two countries Listing requirements.

•	Listing Agreement with Indian stock exchanges requires evaluation of Board Committees and individual directors while NYSE listing requirements specify evaluation of the Board as a whole and the Board Committees.

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

Item 18. Financial Statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wipro Limited’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 18, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Bangalore, India

May 18, 2014

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2013	2014	2014
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
ASSETS
Goodwill	6	54,756	63,422	1,057
Intangible assets	6	1,714	1,936	32
Property, plant and equipment	5	50,525	51,449	857
Derivative assets	16	51	286	5
Available for sale investments	8	—	2,676	45
Deferred tax assets	19	4,235	3,362	56
Non-current tax assets		10,308	10,192	170
Other non-current assets	12	10,738	14,295	238

Total non-current assets		132,327	147,618	2,460

Inventories	10	3,263	2,293	38
Trade receivables	9	76,635	85,392	1,423
Other current assets	12	31,069	39,474	658
Unbilled revenues		31,988	39,334	656
Available for sale investments	8	69,171	60,557	1,009
Current tax assets		7,408	9,774	163
Derivative assets	16	3,031	3,661	61
Cash and cash equivalents	11	84,838	114,201	1,903

Total current assets		307,403	354,686	5,911

TOTAL ASSETS		439,730	502,304	8,371

EQUITY
Share capital		4,926	4,932	82
Share premium		11,760	12,664	211
Retained earnings		259,178	314,952	5,249
Share based payment reserve		1,316	1,021	17
Other components of equity		7,174	10,472	175
Shares held by controlled trust		(542)	(542)	(9)

Equity attributable to the equity holders of the Company		283,812	343,499	5,725
Non-controlling interest		1,171	1,387	23

Total equity		284,983	344,886	5,748

LIABILITIES
Loans and borrowings	13	854	10,909	182
Derivative liabilities	16	118	629	10
Deferred tax liabilities	19	846	1,796	30
Non-current tax liabilities		4,790	3,448	57
Other non-current liabilities	15	3,390	4,174	70
Provisions	15	9	6	—

Total non-current liabilities		10,007	20,962	349

Loans and borrowings and bank overdraft	13	62,962	40,683	678
Trade payables and accrued expenses	14	48,067	52,256	871
Unearned revenues		10,347	12,767	213
Current tax liabilities		10,226	12,482	208
Derivative liabilities	16	975	2,504	42
Other current liabilities	15	10,989	14,394	240
Provisions	15	1,174	1,370	23

Total current liabilities		144,740	136,456	2,274

TOTAL LIABILITIES		154,747	157,418	2,623

TOTAL EQUITY AND LIABILITIES		439,730	502,304	8,371

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2012	2013	2014	2014
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Continuing operations
Revenues	22	318,747	374,256	434,269	7,238
Cost of revenues	23	(225,794)	(260,665)	(295,488)	(4,925)

Gross profit		92,953	113,591	138,781	2,313

Selling and marketing expenses	23	(17,953)	(24,213)	(29,248)	(487)
General and administrative expenses	23	(18,416)	(22,032)	(23,538)	(392)
Foreign exchange gains / (losses), net		3,328	2,626	3,359	56

Results from operating activities		59,912	69,972	89,354	1,490

Finance expense	24	(3,371)	(2,693)	(2,891)	(48)
Finance and other income	25	8,982	11,317	14,542	242

Profit before tax		65,523	78,596	101,005	1,684

Income tax expense	19	(12,955)	(16,912)	(22,600)	(377)

Profit for the year from continuing operations		52,568	61,684	78,405	1,307

Discontinued operations
Profit after tax for the year from discontinued operations	4	3,419	5,012	—	—

Profit for the year		55,987	66,696	78,405	1,307

Profit attributable to:
Equity holders of the Company		55,730	66,359	77,967	1,300
Non-controlling interest		257	337	438	7

Profit for the year		55,987	66,696	78,405	1,307

Profit from continuing operations attributable to:
Equity holders of the Company		52,325	61,362	77,967	1,300
Non-controlling interest		243	322	438	7

		52,568	61,684	78,405	1,307

Earnings per equity share:	26
Basic		22.76	27.05	31.76	0.53
Diluted		22.69	26.98	31.66	0.53
Earnings per share from continuing operations:
Basic		21.36	25.01	31.76	0.53
Diluted		21.29	24.95	31.66	0.53
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,449,777,457	2,453,218,759	2,454,745,434	2,454,745,434
Diluted		2,457,511,538	2,459,184,321	2,462,626,739	2,462,626,739

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2012	2013	2014	2014
					Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Profit for the year		55,987	66,696	78,405	1,307
Items that will not be classified to profit or loss:
Defined benefit plan actuarial gains/(losses)		—	—	(190)	(3)

		—	—	(190)	(3)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences:
Translation difference relating to foreign operations	18	9,226	5,038	7,306	121
Net change in fair value of hedges of net investment in foreign operations	18	(2,780)	(1,055)	(2,600)	(43)
Net change in fair value of cash flow hedges	16,19	(350)	2,847	(990)	(17)
Net change in fair value of available for sale investments	8,19	(20)	229	(112)	(2)

		6,076	7,059	3,604	60

Total other comprehensive income, net of taxes		6,076	7,059	3,414	57

Total comprehensive income for the year		62,063	73,755	81,819	1,364

Attributable to:
Equity holders of the Company		61,744	73,358	81,265	1,355
Non-controlling interest		319	397	554	9

		62,063	73,755	81,819	1,364

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust*	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2011	2,454,409,145	4,908	30,124	203,250	1,360	1,524	(1,008)	64	(542)	239,680	691	240,371
Total Comprehensive income for the year
Profit for the year	—	—	—	55,730	—	—	—	—	—	55,730	257	55,987
Other comprehensive income	—	—	—	—	—	6,384	(350)	(20)	—	6,014	62	6,076

Total Comprehensive income for the year	—	—	—	55,730	—	6,384	(350)	(20)	—	61,744	319	62,063

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,068)	—	—	—	—	—	(17,068)	(161)	(17,229)
Issue of equity shares on exercise of options	4,347,083	9	333	—	(333)	—	—	—	—	9	—	9
Compensation cost related to employee share based payment	—	—	—	—	949	—	—	—	—	949	—	949
Effect of demerger of diversified business (note 4)	—	—	—	—	—	—	—	—	—	—	—	—

Total transactions with owners of the company	4,347,083	9	333	(17,068)	616	—	—	—	—	(16,110)	(161)	(16,271)

As at March 31, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust*	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163
Total Comprehensive income for the year
Profit for the year	—	—	—	66,359	—	—	—	—	—	66,359	337	66,696
Other comprehensive income	—	—	—	—	—	3,923	2,847	229	—	6,999	60	7,059

Total Comprehensive income for the year	—	—	—	66,359	—	3,923	2,847	229	—	73,358	397	73,755

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,066)	—	—	—	—	—	(17,066)	(14)	(17,080)
Issue of equity shares on exercise of options	4,178,502	9	1,303	—	(1,303)	—	—	—	—	9	—	9
Compensation cost related to employee share based payment	—	—	—	—	643	—	—	—	—	643	—	643
Effect of demerger of diversified business (note 4)	—	—	(20,000)	(32,027)	—	(6,361)	—	(58)	—	(58,446)	(61)	(58,507)

Total transactions with owners of the company	4,178,502	9	(18,697)	(49,093)	(660)	(6,361)	—	(58)	—	(74,860)	(75)	(74,935)

As at March 31, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserve	Shares held by controlled Trust*	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983
Total Comprehensive income for the year
Profit for the year	—	—	—	77,967	—	—	—	—	—	77,967	438	78,405
Other comprehensive income	—	—	—	—	—	4,590	(990)	(302)	—	3,298	116	3,414

Total Comprehensive income for the year	—	—	—	77,967	—	4,590	(990)	(302)	—	81,265	554	81,819

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(22,935)	—	—	—	—	—	(22,935)	(338)	(23,273)
Issue of equity shares on exercise of options	3,382,543	6	904	—	(904)	—	—	—	—	6	—	6
Compensation cost related to employee share based payment	—	—	—	(96)	609	—	—	—	—	513	—	513
Effect of demerger of diversified business (note 4)	—	—	—	838	—	—	—	—	—	838	—	838
Total transactions with owners of the company	3,382,543	6	904	(22,193)	(295)	—	—	—	—	(21,578)	(338)	(21,916)

As at March 31, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886

Convenience translation into US $ in million (Unaudited) Refer note 2 (iv)		82	211	5,249	17	168	8	(1)	(9)	5,725	23	5,748

*	Represents 14,841,271 treasury shares held as of March 31, 2012 and 2013 and 16,640,212 treasury shares held as of March 31, 2014.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rupees in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2012	2013	2014	2014
				Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the year	55,987	66,696	78,405	1,307
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(104)	(230)	(55)	(1)
Depreciation and amortization	10,129	10,835	11,106	185
Exchange (gain) / loss, net	1,938	1,185	1,054	18
Impact of hedging activities, net	1,095	(25)	—	—
Gain on sale of investments	(187)	(2,464)	(1,697)	(28)
Loss on sale of subsidiary	77	—	—	—
Share based compensation	949	643	513	9
Income tax expense	13,763	18,349	22,600	377
Share of (profits)/losses of equity accounted investees, net of taxes	(333)	107	—	—
Dividend and interest (income)/expenses, net	(7,651)	(9,417)	(11,977)	(201)
Changes in operating assets and liabilities:
Trade receivables	(17,470)	(3,168)	(8,299)	(138)
Unbilled revenues	(5,876)	(1,963)	(7,346)	(122)
Inventories	(862)	(47)	970	16
Other assets	(3,501)	(2,116)	(8,902)	(148)
Trade payables and accrued expenses	4,289	6,789	7,300	124
Unearned revenues	2,898	713	2,420	40
Other liabilities and provisions	1,040	2,614	3,577	57

Cash generated from operating activities before taxes	56,181	88,501	89,669	1,495
Income taxes paid, net	(16,105)	(18,079)	(21,772)	(364)

Net cash generated from operating activities	40,076	70,422	67,897	1,131

Cash flows from investing activities:
Expenditure on property, plant and equipment and intangible assets	(12,977)	(10,616)	(8,913)	(149)
Proceeds from sale of property, plant and equipment and intangible assets	774	471	1,091	18
Purchase of available for sale investments	(338,599)	(492,158)	(465,801)	(7,762)
Investment in associate	—	(130)	—	—
Proceeds from sale of available for sale investments	346,826	456,075	473,553	7,894
Investment in newly acquired subsidiaries under demerged business	—	(8,276)	—	—
Impact of investment hedging activities, net	—	(2,667)	(5,315)	(89)
Investment in inter-corporate deposits	(14,550)	(12,460)	(13,905)	(233)
Refund of inter-corporate deposits	10,380	11,410	10,865	181
Cash transferred pursuant to Demerger	—	(4,163)	(3,093)	(52)
Payment for business acquisitions including deposit in escrow, net of cash acquired	(7,920)	(3,074)	(2,985)	(50)
Interest received	5,799	7,376	11,375	190
Dividend received	2,211	639	354	6

Net cash (used) in investing activities	(8,056)	(57,573)	(2,774)	(46)

Cash flows from financing activities:
Proceeds from issuance of equity shares	22	9	6	—
Repayment of loans and borrowings	(70,127)	(96,911)	(117,550)	(1,959)
Proceeds from loans and borrowings	70,839	108,305	106,782	1,780
Interest paid on loans and borrowings	(902)	(1,044)	(937)	(16)
Payment of cash dividend (including dividend tax thereon)	(17,229)	(17,080)	(23,273)	(388)

Net cash (used) in financing activities	(17,397)	(6,721)	(34,972)	(583)

Net increase / (decrease) in cash and cash equivalents during the year	14,623	6,128	30,151	502
Effect of exchange rate changes on cash and cash equivalents	1,680	789	(69)	(1)
Cash and cash equivalents at the beginning of the year	60,899	77,202	84,119	1,402

Cash and cash equivalents at the end of the year (note 11)	77,202	84,119	114,201	1,903

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Rupees in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Outsourcing (“BPO”) services, globally.

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore—560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by the Audit Committee on May 18, 2014.

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

(iii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	The defined benefit asset is recognised as plan assets less the present value of the defined benefit obligation.

(iv) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2014, have been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 60.00, as published by Federal Reserve Board of Governors on March 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3. Significant accounting policies

(i) Basis of consolidation

Subsidiaries

The Company determines the basis of control in line with requirements of IFRS 10.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

Equity accounted investees

Equity accounted investees are entities in respect of which the Company has significant influence, but not control, over the financial and operating policies. Interest in associates is accounted for using the equity method. They are initially recorded at cost. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity accounted investees, until the date on which significant influence ceases.

Non-controlling interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets.

The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interest at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

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

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities. Gains/losses relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense except foreign exchange gains/losses on short-term borrowings, which are considered as a natural economic hedge for the foreign currency monetary assets and are classified and reported within foreign exchange gains/(losses), net within results from operating activities. Non monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

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

Subsequent to initial recognition, non derivative financial instruments are measured as described below:

A. Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system.

B. Available-for-sale financial assets

The Company has classified investments in liquid mutual funds, equity securities, other than equity accounted investees and certain debt securities (primarily certificate of deposits with banks) as available-for-sale financial assets. These investments are measured at fair value and changes therein are recognized in other comprehensive income and presented within equity, net of taxes. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss in equity is transferred to statement of income.

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

(v) Equity and share capital

a) Share capital and share premium

The Company has only one class of equity shares. The authorized share capital of the Company is 2,650,000,000 equity shares, par value Rs. 2 per share. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium. Subsequent to March 31, 2014, the authorized share capital of the Company has been increased to 2,917,500,000.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury Shares. The Company has 14,841,271 and 16,640,212 treasury shares as of March 31, 2013 and 2014, respectively. Treasury shares are recorded at acquisition cost.

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

During the year ended March 31, 2014, the Company has applied IAS 19 (as revised in June 2011) Employee Benefits and the related consequential amendments. IAS 19R has been applied retrospectively in accordance with transitional provisions. As a result, all actuarial gains or losses are immediately recognized in other comprehensive income and permanently excluded from profit or loss. Further, the profit or loss will no longer include an expected return on plan assets. Instead net interest recognized in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate is recognized as part of re-measurement of net defined liability or asset through other comprehensive income. The adoption of Revised IAS 19 did not have a material impact on the consolidated financial statements. Also, the comparative information has not been restated as the cumulative effect of the change in the accounting policy is not material to the consolidated financial statements.

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

C. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the Life Insurance Corporation of India (LIC), HDFC Standard Life, TATA AIG and Birla Sun-life. The Company’s obligation in respect of the gratuity plan, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses immediately in other comprehensive income.

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

New Accounting standards adopted by the Company:

The Company has, with effect from April 1, 2013, adopted the following new accounting standards and amendments to accounting standards, including any consequential amendments to other accounting standards.

Amendment to IAS 1 “Presentation of Financial Statements” that will improve and align the presentation of items of other comprehensive income (OCI) in financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). Consequent to the adoption of Amendments to IAS 1, the Company has modified the presentation of items of other comprehensive income in the consolidated statement of comprehensive income, to present separately items that may be reclassified subsequently to profit or loss from those that will not be. The adoption of amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Company.

Amendments to IFRS 7 * “Financial Instruments Disclosures” the amended standard requires additional disclosures where financial assets and financial liabilities are offset in the statement of financial position. These disclosures will provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP.

IFRS 10 * “Consolidated Financial Statements (2011)” The new standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation—Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 * “Disclosure of Interests in Other Entities” This standard provides comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities. The objective of the standard is to enable the entities to disclose the significant judgement and assumptions it has made in determining:

i)	the nature of its interest in another entity or arrangement, i.e control, joint control or significant influence.

ii)	The type of joint arrangement when the joint arrangement is structured through separate vehicle

IFRS 13 * “Fair Value Measurement” The new standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value or change what is measured at fair value in IFRSs or address how to present changes in fair value.

IAS 19 * “Employee Benefits (2011)” The new standard has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires return on assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through Other Comprehensive Income.

*	the adoption of these accounting standards including consequential amendments did not have any material impact on the consolidated financial statements of the Company.

New Accounting standards not yet adopted by the Company:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after 1 April 2013, and have not been applied in preparing these consolidated financial statements. These are:

In November 2009, the IASB issued the chapter of IFRS 9 “Financial Instruments relating to the classification and measurement of financial assets”. The new standard represents the first phase of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) with IFRS 9 Financial Instruments (IFRS 9). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (its business model) and the contractual cash flow characteristics of the financial assets. In October 2010, the IASB added the requirement relating to classification and measurement of financial liabilities to IFRS 9. Under the amendment, an entity measuring its financial liability at fair value, can present the amount of fair value change attributable to entity’s own credit risk in other comprehensive income. Further the IASB also decided to carry-forward unchanged from IAS 39 requirements relating to de-recognition of financial assets and financial liabilities. The effective date to adopt IFRS 9 is yet to be notified. The Company is evaluating the impact these amendments will have on the Company’s consolidated financial statements.

In December 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the statements of financial position. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

4. Demerger of diversified business and discontinued operations

During the financial year 2012-13, the Company had initiated and completed the demerger of its consumer care and lighting, infrastructure engineering and other non-IT business segment (collectively, “the Diversified Business”). The scheme was effective March 31, 2013 after the sanction of the Honorable High Court and filing of the certified copy of the scheme with the Registrar of Companies.

Following the Effective Date, the Diversified Business is classified and presented in the consolidated financial statements as discontinued operation in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered as business under common control and hence is outside the scope of application of IFRS 3 and International Financial Reporting Standards Interpretations’ (‘IFRIC’) 17. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date are at their carrying values.

The results of the Diversified Business are as follows:

	Year ended March 31,
	2012		2013		2014
Revenues	Rs.	53,226	Rs.	56,706	—
Expenses (net)		(49,125)		(51,530)	—
Finance and other income/(expense), net		(207)		1,380	—
Share of profits/(losses) of equity accounted investee, net of taxes		333		(107)	—

Profit before tax		4,227		6,449	—

Income tax expense		(808)		(1,437)	—

Profit for the period from discontinued operations	Rs.	3,419	Rs.	5,012	—

	Year ended March 31,
	2012		2013		2014
Profit from discontinued operations attributable to:
Equity holders of the Company	Rs.	3,405	Rs.	4,997	—
Non-controlling interest		14		15	—

	Rs.	3,419	Rs.	5,012	—

Earnings per equity share:
Basic		1.39		2.04	—
Diluted		1.39		2.03	—
Weighted average number of equity shares used in computing earnings per equity share:
Basic		2,449,777,457		2,453,218,759	—
Diluted		2,457,511,538		2,459,184,321	—

Cash flows from/ (used in) discontinued operations

	Year ended March 31,
	2012		2013		2014
Net cash flows from operating activities	Rs.	4,298	Rs.	5,709	—
Net cash flows used in investing activities		(3,321)		(9,825)	—
Net cash flows from/(used) in financing activities		(161)		4,611	—

Increase in net cash flows for the period	Rs.	816	Rs.	495	—

Effect of disposal on the financial position of the Company as on the effective date

Goodwill	Rs.	18,660
Intangible assets		3,255
Property, plant and equipment		9,722
Investment in equity accounted investee		3,193
Investment in newly acquired subsidiaries		8,276
Other assets		6,175
Inventories		7,543
Trade receivables		7,048
Available for sale investments		13,009
Current tax assets		14
Cash and cash equivalents		4,163
Loans and borrowings		(7,515)
Deferred tax liabilities, net		(1,122)
Trade payables, other liabilities and provisions		(13,914)

Net assets and liabilities	Rs.	58,507

The above is effected in the consolidated statements of changes in equity for the year ended March 31, 2013.

5. Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total
Cost:
As at April 1, 2012	Rs.	4,243	Rs.	25,326	Rs.	65,575	Rs.	12,510	Rs.	2,082	Rs.	109,736
Translation adjustment		15		267		1,235		70		9		1,596
Additions		159		396		5,960		910		52		7,477
Acquisition through business combination		—		2		200		7		—		209
Disposal / adjustments		(4)		(109)		(1,624)		(716)		(417)		(2,870)
Effect of demerger of diversified business		(423)		(3,095)		(9,548)		(1,101)		(296)		(14,463)

As at March 31, 2013	Rs.	3,990	Rs.	22,787	Rs.	61,798	Rs.	11,680	Rs.	1,430	Rs.	101,685

Accumulated depreciation/impairment:
As at April 1, 2012	Rs.	—	Rs.	3,259	Rs.	42,797	Rs.	8,266	Rs.	1,885	Rs.	56,207
Translation adjustment		—		89		786		23		9		907
Depreciation		—		745		7,651		1,647		143		10,186
Disposal / adjustments		—		(69)		(1,503)		(645)		(391)		(2,608)
Effect of demerger of diversified business		—		(987)		(5,641)		(717)		(251)		(7,596)

As at March 31, 2013	Rs.	—	Rs.	3, 037	Rs.	44,090	Rs.	8,574	Rs.	1,395	Rs.	57,096

Capital work-in-progress**												5,936

Net carrying value as at March 31, 2013											Rs.	50,525

Cost:
As at April 1, 2013	Rs.	3,990	Rs.	22,787	Rs.	61,798	Rs.	11,680	Rs.	1,430	Rs.	101,685
Translation adjustment		21		338		1,936		181		—		2,476
Additions		—		1,037		9,851		1,269		30		12,187
Acquisition through business combination		—		—		106		53		1		160
Disposal / adjustments		(324)		(100)		(1,381)		(836)		(495)		(3,136)

As at March 31, 2014	Rs.	3,687	Rs.	24,062	Rs.	72,310	Rs.	12,347	Rs.	966	Rs.	113,372

Accumulated depreciation/impairment:
As at April 1, 2013	Rs.	—	Rs.	3,037	Rs.	44,090	Rs.	8,574	Rs.	1,395	Rs.	57,096
Translation adjustment		—		121		1,242		129		1		1,493
Depreciation		—		718		7,731		1,553		39		10,041
Disposal / adjustments		—		(61)		(748)		(721)		(491)		(2,021)

As at March 31, 2014	Rs.	—	Rs.	3,815	Rs.	52,315	Rs.	9,535	Rs.	944	Rs.	66,609

Capital work-in-progress												4,686

Net carrying value as at March 31, 2014											Rs.	51,449

*	Including net carrying value of computer equipment and software amounting to Rs. 7,236 and Rs. 8,508 as at March 31, 2013 and 2014, respectively.
**	Net of Rs. 2,855 pertains to the Diversified Business and is presented as discontinued operations.

Interest capitalized by the Company was Rs. 197 and Rs. 149 for the year ended March 31, 2013 and 2014, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2013 and 2014 are 8.82% and 8.02%, respectively.

6. Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2013		2014
Balance at the beginning of the year	Rs.	67,937	Rs.	54,756
Translation adjustment		3,810		5,571
Acquisition through business combination, net		1,669		3,095
Effect of demerger of diversified business		(18,660)		—

Balance at the end of the year	Rs.	54,756	Rs.	63,422

Acquisition through business combination for the year ended March 31, 2014, includes goodwill recognized on the acquisition of Opus Capital Markets Consultants LLC under the IT Services Segment.

Following the Demerger, the Company’s remaining two business segments are IT Services and IT Products. Starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segment reporting.

Goodwill as at March 31, 2014 has been allocated to the following reportable segment based on new basis of segmentation:

Segment	As at March 31, 2014
IT Services business
BFSI	Rs.	13,764
HLS		13,496
RCTG		9,515
ENU		11,738
MFG		11,562
GMT		2,697
IT Products		650

Total	Rs.	63,422

Goodwill as at March 31, 2013 and 2014 has been allocated to the following reportable segments based on old basis of segmentation:

Segment	As at March 31,
	2013		2014
IT Services	Rs.	54,169	Rs.	62,772
IT Products		587		650

Total	Rs.	54,756	Rs.	63,422

The goodwill held in Healthcare cash generating unit (CGU) is considered significant in comparison to the total carrying amount of CGU as at March 31, 2014. The goodwill held in these CGUs are as follows:

CGUs	As at March 31,
	2013		2014
Infocrossing	Rs.	14,113	Rs.	*
Healthcare		12,252		13,496

*	Effective 2013-14, Infocrossing CGU has been integrated with the service line operations of the Company.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Cost:
As at April 1, 2012	Rs.	2,930	Rs.	3,663	Rs.	6,593
Translation adjustment		31		55		86
Acquisition through business combination		497		663		1,160
Additions		—		—		—
Effect of demerger of diversified business		(455)		(3,563)		(4,018)

As at March 31, 2013	Rs.	3,003	Rs.	818	Rs.	3,821

Accumulated amortization and impairment:
As at April 1, 2012	Rs.	1,162	Rs.	1,202	Rs.	2,364
Translation adjustment		—		125		125
Amortization		470		53		523
Effect of demerger of diversified business		—		(905)		(905)

As at March 31, 2013	Rs.	1,632	Rs.	475	Rs.	2,107

Net carrying value as at March 31, 2013	Rs.	1,371	Rs.	343	Rs.	1,714
Cost:
As at April 1, 2013	Rs.	3,003	Rs.	818	Rs.	3,821

Translation adjustment		63		43		106
Acquisition through business combination		338		219		557
Additions		—		20		20

As at March 31, 2014	Rs.	3,404	Rs.	1,100	Rs.	4,504

Accumulated amortization and impairment:
As at April 1, 2013	Rs.	1,632	Rs.	475	Rs.	2,107

Translation adjustment		—		125		125
Amortization		462		76		538
Effect of demerger of diversified business		(202)		—		(202)

As at March 31, 2014	Rs.	1,892	Rs.	676	Rs.	2,568

Net carrying value as at March 31, 2014	Rs.	1,512	Rs.	424	Rs.	1,936

Amortization expense on intangible assets is included in selling and marketing expenses in the statement of income.

As of March 31, 2014, the estimated remaining amortization period for customer-related intangibles acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
Citi Technology Services Limited	0.75 years
Science Application International Corporation	0.25 – 7.25 years
Promax Applications Group	0.25 – 8.25 years
Opus Capital Markets Consultants LLC	0.25 – 6.75 years

Goodwill and indefinite life intangibles were tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. The recoverable amount of the CGU is the higher of its FVLCTS and its VIU. The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIUs include:

a)	Estimated cash flows for five years based on formal/approved internal management budgets with extrapolation for the remaining period, wherever such budgets were shorter than 5 years period.

b)	Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity using long-term growth rates. These long-term growth rates take into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The discount rates used are based on the Company’s weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country risks.

d)	Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions.

Assumptions	Year ended March 31,
	2013	2014
Terminal value long- term growth rate	2%-6%	5%
After tax discount rate	10%-15.5%	16.5%
Before tax discount rate	11.7%-23.1%	22.6%

Based on the above, no impairment was identified as of March 31, 2013 and 2014 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2013 and 2014 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

7. Business combination

A summary of the acquisitions completed in the financial year 2011-12 and 2012-13 is given below

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

Summary of acquisition made in 2013-14 is given below:

On January 14, 2014, the Company obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a leading US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of US$ 75 million including a deferred earn-out component, which is dependent on achievement of revenues and earnings over the period of 3 years. The provisional fair value of the contingent consideration amounting to Rs. 789, recognized on the acquisition date is determined by discounting the estimated amount payable to the previous owners based on achievement of forecast revenue and EBIT. The estimated fair value would increase (decrease) if: (a) the annual growth rate were higher (lower); (b) the EBIT margin were higher (lower); or (c) the risk adjusted discount rate were lower (higher).

The following table presents the provisional allocation of purchase price:

Description
Assets
Cash and cash equivalents	Rs.	22
Property, plant & equipment		65
Trade receivable		458
Other assets		20
Customer related intangibles		236
Software		95
Non-compete arrangement		219
Deferred income taxes, net		(133)
Liabilities
Other liabilities		(258)

Total		724

Goodwill		3,095

Total purchase price	Rs.	3,819

The goodwill of Rs. 3,095 comprises of value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes. None of the trade receivables have been impaired and it is expected that full contractual amount can be collected.

From the date of acquisition, Opus has contributed Rs. 752 of revenue and Rs. 79 of profit after taxes for the period of the Company. If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue for the Company would have been Rs. 436,563 and the annual profit after taxes for the Company would have been Rs. 78,748. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities, contingent consideration and useful lives of certain customer-related intangibles. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.

8. Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2013								As at March 31, 2014
	Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value		Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	37,478	Rs.	295	Rs.	—	Rs.	37,773	Rs.	61,594	Rs.	334	Rs.	(177)	Rs.	61,751
Certificate of deposits		31,419		—		(21)		31,398		1,482		—		—		1.482

Total	Rs.	68,897	Rs.	295	Rs.	(21)	Rs.	69,171	Rs.	63,076	Rs.	334	Rs.	(177)	Rs.	63,233

Current								69,171								60,557
Non Current								—								2,676

*	Available for sale investments include investments amounting to Rs. 544 and Rs. 228 as of March 31, 2013 and 2014, respectively, pledged as margin money deposit for entering into currency future contracts. The counterparties have an obligation to return the securities to the Company upon settling all the open currency future contracts. There are no other significant terms and conditions associated with the use of collateral.

9. Trade receivables

	As at March 31,
	2013		2014
Trade receivables	Rs.	80,260	Rs.	89,977
Allowance for doubtful accounts receivable		(3,625)		(4,585)

	Rs.	76,635	Rs.	85,392

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2013		2014
Balance at the beginning of the year	Rs.	2,748	Rs.	3,625
Additions during the year, net		1,242		1,294
Uncollectable receivables charged against allowance		(120)		(334)
Effect of demerger of diversified business		(245)		—

Balance at the end of the year	Rs.	3,625	Rs.	4,585

10. Inventories

Inventories consist of the following:

	As at March 31,
	2013		2014
Stores and spare parts	Rs.	1,234	Rs.	930
Raw materials and components		648		37
Work in progress		43		16
Finished goods		1,338		1,310

	Rs.	3,263	Rs.	2,293

11. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2012, 2013 and 2014 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2012		2013		2014
Cash and bank balances	Rs.	41,141	Rs.	35,683	Rs.	45,666
Demand deposits with banks(1)		36,525		49,155		68,535

	Rs.	77,666	Rs.	84,838	Rs.	114,201

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalent consists of the following for the purpose of the cash flow statement:

	As at March 31,
	2012		2013		2014
Cash and cash equivalents (as per above).	Rs.	77,666	Rs.	84,838	Rs.	114,201
Bank overdrafts		(464)		(719)		—

	Rs.	77,202	Rs.	84,119	Rs.	114,201

12. Other assets

	As at March 31,
	2013		2014
Current
Interest bearing deposits with corporates(1)	Rs.	9,460	Rs.	12,500
Prepaid expenses		6,100		7,354
Due from officers and employees		1,666		2,447
Finance lease receivables		2,484		3,018
Advance to suppliers		1,975		2,446
Deferred contract costs		2,422		3,852
Interest receivable		2,235		2,794
Deposits		894		756

	As at March 31,
	2013		2014
Balance with excise, customs and other authorities		1,415		1,267
Non-convertible debentures		42		—
Others		2,376		3,040

	Rs.	31,069	Rs.	39,474

Non current
Prepaid expenses including rentals for leasehold land	Rs.	4,195	Rs.	4,523
Finance lease receivables		5,418		5,235
Deposits		422		412
Deferred contract costs		—		3,711
Others		703		414

	Rs.	10,738	Rs.	14,295

Total	Rs.	41,807	Rs.	53,769

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for periods ranging from 3 to 5 years, with lease payments due in monthly, quarterly or semi-annual installments. Details of finance lease receivables are given below:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2013		2014		2013		2014
Not later than one year	Rs.	2,557	Rs.	3,194	Rs.	2,362	Rs.	2,980
Later than one year but not later than five years		6,443		5,885		5,382		5,190
Unguaranteed residual values		172		90		158		83

Gross investment in lease		9,172		9,169		7,902		8,253
Less: Unearned finance income		(1,270)		(916)		—		—

Present value of minimum lease payment receivable	Rs.	7,902	Rs.	8,253	Rs.	7,902	Rs.	8,253

Included in the financial statements as follows:
Current finance lease receivables					Rs.	2,484	Rs.	3,018
Non-current finance lease receivables						5,418		5,235

13. Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to Rs. 42,241 and Rs. 39,433 as at March 31, 2013 and 2014, respectively. Short-term borrowings from banks as of March 31, 2014 primarily consist of lines of credit of approximately Rs. 13,550, US$ 1,046 million, SAR 190 million, SGD 10 million, RM (Chinese Yuan) 14 million, GBP 20 million from bankers primarily for working capital requirements. As of March 31, 2014, the Company has unutilized lines of credit aggregating Rs. 8,760, US$ 479 million, SAR 157 million, SGD 10 million, GBP 20 million respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 38,611 and Rs. 39,813, as of March 31, 2013 and 2014, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2013 and 2014, an amount of Rs. 14,858 and Rs. 16,949, respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

	As at March 31, 2013			As at March 31, 2014
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
US Dollar	—		—	150	Rs.	8,985	2.4645%	June 2018
Japanese Yen	35,016	Rs.	20,147	—		—
Unsecured term loan
Indian Rupee	NA		241	NA		172	0 -12%	2014 - 2016
Others			42	—		—	—	—
Other secured term loans			—	0.03		2	3.9%	2014

		Rs.	20,430		Rs.	9,159

Obligations under finance leases			1,145			3,000

		Rs.	21,575		Rs.	12,159

Current portion of long term loans and borrowings		Rs.	20,721		Rs.	1,250
Non-current portion of long term loans and borrowings			854			10,909

The Company had entered into cross-currency interest rate swap (CCIRS) in connection with the unsecured external commercial borrowing and had designated a portion of these as hedge of net investment in foreign operation.

The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2014, the Company has met the covenants under these arrangements.

A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 3,127 and Rs. 6,467 as at March 31, 2013 and 2014, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.

Interest expense was Rs. 863 and Rs. 868 for the year ended March 31, 2013 and 2014, respectively for the continuing operations.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2013 and 2014:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2013		2014		2013		2014
Not later than one year	Rs.	476	Rs.	1,230	Rs.	377	Rs.	1,092
Later than one year but not later than five years		936		2,066		768		1,908
Later than five years		—		—		—		—

Total minimum lease payments		1,412		3,296		1,145		3,000
Less: Amount representing interest		(267)		(296)		—		—

Present value of minimum lease payments	Rs.	1,145	Rs.	3,000	Rs.	1,145	Rs.	3,000

Included in the financial statements as follows:
Current finance lease payables					Rs.	377	Rs.	1,092
Non-current finance lease payables						768		1,908

14. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2013		2014
Trade payables	Rs.	15,434	Rs.	17,615
Accrued expenses		32,633		34,641

	Rs.	48,067	Rs.	52,256

15. Other liabilities and provisions

	As at March 31,
	2013		2014
Other liabilities:
Current:
Statutory and other liabilities	Rs.	4,042	Rs.	3,551
Employee benefit obligation		4,011		5,027
Advance from customers		2,405		3,278
Others		531		2,538

	Rs.	10,989	Rs.	14,394

Non-current:
Employee benefit obligations	Rs.	2,812	Rs.	3,030
Others		578		1,144

	Rs.	3,390	Rs.	4,174

Total	Rs.	14,379	Rs.	18,568

	As at March 31,
	2013		2014
Provisions:
Current:
Provision for warranty	Rs.	305	Rs.	340
Others		869		1,030

	Rs.	1,174	Rs.	1,370

Non-current:
Provision for warranty	Rs.	9	Rs.	6

Total	Rs.	1,183	Rs.	1,376

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2013						Year ended March 31, 2014
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	Rs.	367	Rs.	815	Rs.	1,182	Rs.	314	Rs.	869	Rs.	1,183
Additional provision during the year, net.		426		58		484		383		270		653
Provision used during the year		(457)		(4)		(461)		(351)		(109)		(460)
Effect of demerger of diversified business		(22)		—		(22)		—		—		—

Balance at the end of the year	Rs.	314	Rs.	869	Rs.	1,183	Rs.	346	Rs.	1,030	Rs.	1,376

16. Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2013		2014
Assets:
Trade receivables	Rs.	76,635	Rs.	85,392
Unbilled revenues		31,988		39,334
Cash and cash equivalents		84,838		114,201
Available for sale financial investments		69,171		63,233
Derivative assets		3,082		3,947
Other assets		24,638		29,229

Total	Rs.	290,352	Rs.	335,336

Liabilities:
Loans and borrowings	Rs.	63,816	Rs.	51,592
Trade payables and accrued expenses		46,163		51,144
Derivative liabilities		1,093		3,133
Other liabilities		629		2,529

Total	Rs.	111,701	Rs.	108,398

By Category (Carrying value/Fair value):

	As at March 31,
	2013		2014
Assets:
Loans and receivables	Rs.	218,099	Rs.	268,156
Derivative assets		3,082		3,947
Available for sale financial assets		69,171		63,233

Total	Rs.	290,352	Rs.	335,336

Liabilities:
Financial liabilities at amortized cost	Rs.	63,816	Rs.	51,592
Trade and other payables		46,792		53,673
Derivative liabilities		1,093		3,133

Total	Rs.	111,701	Rs.	108,398

Offsetting financial assets and liabilities

The following table contains information on financial assets and liabilities subject to offsetting:

Financial assets

Loans and receivables	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet
As at March 31, 2013	220,359	(2,260)	218,099
As at March 31, 2014	271,100	(2,944)	268,156

Financial liabilities

Trade and other payables	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet
As at March 31, 2013	49,052	(2,260)	46,792
As at March 31, 2014	56,617	(2,944)	53,673

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Fair Value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for expected losses on these receivables. As of March 31, 2013 and 2014, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2013								As at March 31, 2014
Particulars	Total		Fair value measurements at reporting date using						Total		Fair value measurements at reporting date using
			Level 1		Level 2		Level 3				Level 1		Level 2		Level 3
Assets
Derivative instruments
- Cash flow hedges	Rs.	2,590	Rs.	—	Rs.	2,590	Rs.	—	Rs.	1,289	Rs.	—	Rs.	1,289	Rs.	—
- Net investment hedges		—		—		—		—		123		—		123		—
- Others		492		—		492		—		2,535		—		2,425		110
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		14,125		11,811		2,314		—		18,555		16,826		1,729		—
- Investment in certificate of deposits and commercial papers		55,046		—		55,046		—		42,002		488		41,514		—
- Investment in equity instruments		—		—		—		—		2,676		—		—		2,676
Liabilities
Derivative instruments
- Cash flow hedges		65		—		65		—		740		—		740		—
- Net investment hedges		367		—		367		—		718		—		718		—
- Others		661		—		661		—		1,675		—		1,675		—
Contingent Consideration		—		—		—		—		789		—		—		789

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table:

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2014, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in certificate of deposits and commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on March 31, 2014.

Available for sale investments (Investment in liquid and short-term mutual funds): Fair valuation is derived based on Net Asset value published by the respective mutual fund houses.

Details of assets and liabilities considered under Level 3 classification

	Available for sale investments – Equity instruments		Derivative Assets – Others		Liabilities – Contingent consideration
Balance at the beginning of the year	Rs.	—	Rs.	—	Rs.	—
Additions		2,676		110		789
Gain/(loss) recognised in statement of income		—		—		—
Gain/(loss) recognised in other comprehensive income		—		—		—

Balance at the end of the year	Rs.	2,676	Rs.	110	Rs.	789

Description of significant unobservable inputs to valuation:

	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of AFS investments by 21

		Time to liquidation event	5 years	1year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of AFS investments by 27

Derivative assets	Option pricing model	Volatility of comparable companies	40%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by 21

		Time to liquidation event	5 years	1year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by 27

See note 7 for disclosure relating to valuation techniques applied for contingent consideration.

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2013		2014
Designated derivative instruments
Sell	US$	777	US$	516
		€108		€78
		£61		£51
	AUD	9	AUD	9
Interest rate swaps	US$	30	US$	150
Net investment hedges in foreign operations
Cross-currency swaps		¥24,511		¥—
Others	US$	357	US$	220
		€40		€25
Non designated derivative instruments
Sell	US$	1,241	US$	1,061
		£73		£112
		€47		€63
	AUD	60	AUD	99
		¥—		¥490
	SGD	—	SGD	8
	ZAR	—	ZAR	223
	CAD	—	CAD	10
Buy	US$	767	US$	585
		¥1,525		¥—
Cross currency swaps		¥7,000		¥—

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2013		2014
Balance as at the beginning of the year	Rs.	(1,605)	Rs.	1,669
Net (gain)/loss reclassified into statement of income on occurrence of hedged transactions(1)		(25)		—
Changes in fair value of effective portion of derivatives		3,299		(1,102)

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	3,274	Rs.	(1,102)

Balance as at the end of the year	Rs.	1,669	Rs.	567

Deferred tax asset thereon		(180)	Rs.	(68)

Balance as at the end of the year, net of deferred tax	Rs.	1,489	Rs.	499

(1)	On occurrence of hedge transactions, net (gain)/loss was included as part of revenues.

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2014 are expected to occur and reclassified to the statement of income over a period of 5 years.

As at March 31, 2013 and 2014, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

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

As at March 31, 2013 and 2014, Re. 1 increase / decrease in the exchange rate of Indian rupee with U.S. dollar would result in approximately Rs. 1,608 and Rs. 1,212 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments, respectively.

As at March 31, 2013 and 2014, 1% change in the exchange rate between U.S. dollar and Yen would result in approximately Rs. 182 and Nil increase/decrease in the fair value of cross-currency interest rate swaps, respectively.

The below table presents foreign currency risk from non derivative financial instruments as of March 31, 2013 and 2014:

	As at March 31, 2013
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies#		Total
Trade receivables	Rs.	23,886	Rs.	5,174	Rs.	7,503	Rs.	290	Rs.	5,999	Rs.	42,852
Unbilled revenues		9,819		2,236		3,062		18		2,244		17,379
Cash and cash equivalents		22,744		761		1,361		125		4,937		29,927
Other assets		206		1,503		71		4		1,449		3,234
Loans and borrowings	Rs.	(39,724)	Rs.	—	Rs.	—	Rs.	(20,147)	Rs.	(142)	Rs.	(60,013)
Trade payables, accrued expenses and other liabilities		(14,895)		(2,745)		(1,453)		(161)		(2,562)		(21,816)

Net assets / (liabilities)	Rs.	2,036	Rs.	6,929	Rs.	10,544	Rs.	(19,871)	Rs.	11,925	Rs.	11,563

	As at March 31, 2014
	US$		Euro		Pound Sterling		Japanese Yen		Other currencies#		Total
Trade receivables	Rs.	31,065	Rs.	6,581	Rs.	8,045	Rs.	132	Rs.	5,535	Rs.	51,358
Unbilled revenues		14,611		2,257		4,314		15		3,461		24,658
Cash and cash equivalents		46,805		687		676		36		2,055		50,259
Other assets		934		1,232		809		4		1,876		4,855
Loans and borrowings	Rs.	(44,028)	Rs.	—	Rs.	(478)	Rs.	—	Rs.	(1,118)	Rs.	(45,624)
Trade payables, accrued expenses and other liabilities		(16,303)		(3,088)		(3,743)		(165)		(2,877)		(26,176)

Net assets / (liabilities)	Rs.	33,084	Rs.	7,669	Rs.	9,623	Rs.	22	Rs.	8,932	Rs.	59,330

#	Other currencies reflects currencies such as Singapore dollars, Saudi Arabian riyals etc.

As at March 31, 2013 and 2014 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact our result from operating activities by approximately Rs. 116 and Rs. 593 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings, by balancing the proportion of fixed rate borrowing and floating rate borrowing in its total borrowing portfolio. To manage this portfolio mix, the Company may enter into interest rate swap agreements, which allows the Company to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2014, substantially all of the Company borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2014, net additional annual interest expense on the Company’s floating rate borrowing would amount to approximately Rs. 388.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2013 and 2014, respectively and revenues for the year ended March 31, 2012, 2013 and 2014, respectively. There is no significant concentration of credit risk.

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables of Rs. 3,625 and Rs. 4,585 as of March 31, 2013 and 2014, respectively. Of the total receivables, Rs. 52,259 and Rs. 59,927 as of March 31, 2013 and 2014, respectively, were neither past due nor impaired. The company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables has been considered from the date the invoice falls due. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2013		2014
Financial assets that are neither past due nor impaired	Rs.	52,259	Rs.	59,927
Financial assets that are past due but not impaired
Past due 0 – 30 days		8,047		4,996
Past due 31 – 60 days		4,898		4,646
Past due 61 – 90 days		3,374		3,259
Past due over 90 days		17,229		21,733

Total past due and not impaired	Rs.	33,548	Rs.	34,634

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2013 and 2014, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2013
	Carrying value		Contractual cash flows
			Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	63,816	Rs.	63,066	Rs.	767	Rs.	255	Rs.	—	Rs.	64,088
Trade payables and accrued expenses		46,163		46,163		—		—		—		46,163
Derivative liabilities		1,093	Rs.	975	Rs.	17	Rs.	78	Rs.	23	Rs.	1,093

	As at March 31, 2014
	Carrying value		Contractual cash flows
			Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	51,592	Rs.	41,050	Rs.	1,539	Rs.	1,481	Rs.	9,034	Rs.	53,105
Trade payables and accrued expenses		51,144		51,144		—		—		—		51,144
Derivative liabilities		3,133	Rs.	2,504	Rs.	599	Rs.	31	Rs.	—	Rs.	3,133

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2013		2014
Cash and cash equivalents	Rs.	84,838	Rs.	114,201
Interest bearing deposits with corporates		9,460		12,500
Available for sale investments		69,171		60,557
Loans and borrowings		(63,816)		(51,592)

Net cash position	Rs.	99,653	Rs.	135,666

17. Investment in equity accounted investees

Wipro GE Healthcare Private Limited (Wipro GE)

The Company held 49% interest in Wipro GE which is a private entity that is not listed on any public exchange. The carrying value of the investment in Wipro GE as at March 31, 2012 and 2013 was Rs. 3,232 and Nil respectively. The Company’s share of profits/(losses) of Wipro GE for the year ended March 31, 2012 and 2013 was Rs. 335 and Rs. (108), respectively, which is considered under results of discontinued operations.

The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2012		2013		2014
Revenue	Rs.	25,684	Rs.	30,103	Rs.	—
Gross profit		4,611		4,144		—
Profit /(loss) for the year		553		(203)		—

As at March 31,
	2013 *	2014 *
Total assets	—	—
Total liabilities	—	—

Total equity	—	—

*	The investment in Wipro GE has been transferred to the Resulting Company pursuant to the Demerger and therefore had been classified as discontinued operations as of March 31, 2013. Refer to Note 4.

Others

During the year ended March 31, 2012, the Company had entered into an agreement to purchase 26% of the equity investments in Wipro Kawasaki Precision Machinery Pvt. Ltd (‘Wipro Kawasaki’) for a cash consideration of Rs. 130. Wipro Kawasaki is a private entity that is not listed on any public exchange. The investment in Wipro Kawasaki was transferred to the Resulting Company pursuant to the Demerger and therefore the carrying value of the investment in Wipro Kawasaki as at March 31, 2014 is Nil. The Company’s share of profits/ (loss) of Wipro Kawasaki for the year ended March 31, 2012 and 2013 was Rs. (3) and Rs. 1, respectively.

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2013		2014
Balance at the beginning of the year	Rs.	7,908	Rs.	5,470
Translation difference related to foreign operations		4,978		7,190
Change in effective portion of hedges of net investment in foreign operations		(1,055)		(2,600)

Total change during the year	Rs.	3,923	Rs.	4,590
Effect of demerger of diversified business	Rs.	(6,361)	Rs.	—

Balance at the end of the year	Rs.	5,470	Rs.	10,060

19. Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2012		2013		2014
Income tax expense for continuing operation as per the statement of income	Rs.	12,955	Rs.	16,912	Rs.	22,600
Income tax included in other comprehensive income on:
unrealized gains/(losses) on available for sale investments		(1)		37		(4)
gains/(losses) on cash flow hedging derivatives		(29)		427		112
defined benefit plan actuarial gain/losses		—		—		55

Total income taxes for continuing operations	Rs.	12,925	Rs.	17,376	Rs.	22,763

Income tax expenses consist of the following:

	Year ended March 31,
	2012		2013		2014
Current taxes
Domestic	Rs.	10,602	Rs.	13,684	Rs.	18,414
Foreign		4,065		5,314		2,293

	Rs.	14,667	Rs.	18,998	Rs.	20,707

Deferred taxes
Domestic	Rs.	(935)	Rs.	(1,241)	Rs.	(389)
Foreign		31		592		2,282

	Rs.	(904)	Rs.	(649)	Rs.	1,893

Total income tax expense	Rs.	13,763	Rs.	18,349	Rs.	22,600

Total taxes of continuing operations	Rs.	12,955	Rs.	16,912	Rs.	22,600
Total taxes of discontinued operations		808		1,437		—

	Rs.	13,763	Rs.	18,349	Rs.	22,600

Income tax expenses are net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to Rs. 845, Rs. 1,109 and Rs.1,244 for the year ended March 31, 2012, 2013 and 2014, respectively.

The reconciliation between the provision of income tax of continuing operations of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2012		2013		2014
Profit before taxes from continuing operations	Rs.	65,523	Rs.	78,596	Rs.	101,005
Enacted income tax rate in India		32.445%		32.445%		33.99%

Computed expected tax expense		21,259		25,500		34,332
Effect of:
Income exempt from tax		(8,668)		(10,124)		(11,208)
Basis differences that will reverse during a tax holiday period		615		(91)		918
Income taxed at higher/ (lower) rates		655		1,508		(1,261)
Income taxes relating to prior years		(845)		(1,109)		(1,244)
Changes in unrecognized deferred tax assets		(344)		378		302
Expenses disallowed for tax purposes		277		826		671
Others, net		6		24		91

Total income tax expense of continuing operation	Rs.	12,955	Rs.	16,912	Rs.	22,600

1.	The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2012		2013		2014
Carry-forward business losses	Rs.	2,330	Rs.	3,526	Rs.	4,207
Accrued expenses and liabilities		930		1,477		1,257
Allowances for doubtful accounts receivable		789		1,264		1,750
Cash flow hedges		247		—		—
Minimum alternate tax		1,223		1,844		1,844
Income received in advance		1,285		1,383		807
Others		85		86		(71)

		6,889		9,580		9,794
Property, plant and equipment	Rs.	(2,223)	Rs.	(3,722)	Rs.	(5,005)
Amortizable goodwill		(1,120)		(1,597)		(1,698)
Intangible assets		(685)		(294)		(261)
Cash flow hedges		—		(180)		(68)
Deferred revenue		—		(398)		(1,196)
Investment in equity accounted investee		(617)		—		—

		(4,645)		(6,191)		(8,228)
Net deferred tax assets	Rs.	2,244	Rs.	3,389	Rs.	1,566
Amounts presented in statement of financial position:
Deferred tax assets	Rs.	2,597	Rs.	4,235	Rs.	3,362
Deferred tax liabilities	Rs.	(353)	Rs.	(846)	Rs.	(1,796)

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

In assessing the realizability of deferred tax assets, the Company considers the extent to which, it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset amounting to Rs. 1,678 and Rs. 2,096 as at March 31, 2013 and 2014, respectively in respect of unused tax losses have not been recognized by the Company.

The tax loss carry-forwards of Rs. 5,566 and Rs. 6,920 as at March 31, 2013 and March 31, 2014, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, Rs. 4,596 and Rs. 5,869 as at March 31, 2013 and March 31, 2014, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately Rs. 970 and Rs. 1,051 as at March 31, 2013 and March 31, 2014, respectively, expires in various years through fiscal 2033.

The Company has recognized deferred tax assets of Rs. 3,526 and Rs. 4,207 in respect of carry forward losses of its various subsidiaries as at March 31, 2013 and 2014. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A, 10B and 10AA of the Act; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 1,844 has been recognized in the statement of financial position as of March 31, 2013 and 2014, which can be carried forward for a period of ten years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology, Hardware Technology Parks and Export Oriented units. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology, Hardware Technology Parks and Export oriented units has expired on March 31, 2011. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2028. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense from our continuing operations of Rs. 7,953, Rs. 9,244 and Rs. 11,043 for the years ended March 31, 2012, 2013 and 2014 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2012, 2013 and 2014 was Rs. 3.25, Rs. 3.77 and Rs. 4.50 respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 20,014 and Rs. 28,959 as of March 31, 2013 and 2014, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The Company is subject to U.S. tax on income attributable to its permanent establishment in the United States due to operation of the U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2014. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the Unites States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.

20. Dividends

The Company declares and pays dividends in Indian rupees. According to the Indian law any dividend should be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations.

The cash dividends paid per equity share were Rs. 6, Rs. 6 and Rs.8 during the years ended March 31, 2012, 2013 and 2014, respectively, including an interim dividend of Rs. 2 for the years ended March 31, 2012 and 2013, respectively and Rs.3 for the year ended March 31, 2014.

The Board of Directors in their meeting on April 19, 2014 proposed a final dividend of Rs. 5 (US$0.08) per equity share and ADR. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting of the shareholders, and if approved, would result in a cash outflow of approximately Rs. 14,427, including corporate dividend tax thereon (Rs. 2,096).

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

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. During the year ended March 31, 2013 and 2014, the Company distributed Rs. 4 and Rs. 5, respectively as dividend per equity share. The Company has also distributed an interim dividend of Rs. 3 per equity share during the year ended March 31, 2014. The amount of future dividends will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2013 and 2014 was as follows:

	As at March 31,
	2013		2014		% Change
Total equity attributable to the equity shareholders of the Company	Rs.	283,812	Rs.	343,499	21.03%
As percentage of total capital		82%		87%
Current loans and borrowings		62,962		40,683
Non-current loans and borrowings		854		10,909

Total loans and borrowings		63,816		51,592	(19.16)%
As percentage of total capital		18%		13%

Total capital (loans and borrowings and equity)	Rs.	347,628	Rs.	395,091	13.65%

The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 18% and 13% of total capital as of March 31, 2013 and 2014, respectively. Further, the Company has consistently been a net cash company with cash and bank balance along with available for sale investments being in excess of debt.

22. Revenues (continuing operations)

	Year ended March 31,
	2012		2013		2014
Rendering of services	Rs.	280,713	Rs.	335,286	Rs.	395,838
Sale of products		38,034		38,970		38,431

Total revenues	Rs.	318,747	Rs.	374,256	Rs.	434,269

23. Expenses by nature (continuing operations)

	Year ended March 31,
	2012		2013		2014
Employee compensation	Rs.	148,350	Rs.	179,627	Rs.	206,568
Raw materials, finished goods, process stocks and stores and spares consumed		29,191		31,148		30,686
Sub contracting/technical fees/third party application		33,377		36,186		43,521
Travel		12,162		14,652		17,074
Depreciation and amortization		9,219		9,913		11,106
Repairs		9,083		9,576		11,181
Advertisement		1,095		1,423		1,417
Communication		3,961		5,023		5,356
Rent		3,457		4,177		4,583
Power and fuel		2,171		2,705		2,901
Legal and professional fees		1,618		2,024		2,558
Rates, taxes and insurance		1,774		2,053		2,221
Carriage and freight		202		179		114
Provision for doubtful debt		376		1,176		1,294
Miscellaneous expenses		6,127		7,048		7,694

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	262,163	Rs.	306,910	Rs.	348,274

24. Finance expense (continuing operations)

	Year ended March 31,
	2012		2013		2014
Interest expense	Rs.	937	Rs.	863	Rs.	868
Exchange fluctuation on foreign currency borrowings, net		2,434		1,830		2,023

Total	Rs.	3,371	Rs.	2,693	Rs.	2,891

25. Finance and other income (continuing operations)

	Year ended March 31,
	2012		2013		2014
Interest income	Rs.	6,531	Rs.	8,427	Rs.	12,491
Dividend income		2,264		639		354
Gain on sale of investments		187		2,251		1,697

Total	Rs.	8,982	Rs.	11,317	Rs.	14.542

26. Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares held by controlled Wipro Equity Reward Trust (‘WERT’) and Wipro Inc Benefit Trust (WIBT) have been reduced from the equity shares outstanding for computing basic and diluted earnings per share. Earnings per share and number of shares outstanding for the year ended March 31, 2012 and 2013, have been adjusted for the grant of 1 employee stock option for every 8.25 employee stock option held by each eligible employee in terms of the demerger scheme as on the Record Date.

	Year ended March 31,
	2012		2013		2014
Profit attributable to equity holders of the Company	Rs.	55,730	Rs.	66,359	Rs.	77,967
Profit from continuing operations attributable to equity holders of the Company	Rs.	52,325	Rs.	61,362	Rs.	77,967
Weighted average number of equity shares outstanding		2,449,777,457		2,453,218,759		2,454,745,434
Basic earnings per share	Rs.	22.76	Rs.	27.05	Rs.	31.76
Basic earnings per share from continuing operations	Rs.	21.36	Rs.	25.01	Rs.	31.76

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

	Year ended March 31,
	2012		2013		2014
Profit attributable to equity holders of the Company	Rs.	55,730	Rs.	66,359	Rs.	77,967
Profit from continuing operations attributable to equity holders of the Company	Rs.	52,325	Rs.	61,362	Rs.	77,967
Weighted average number of equity shares outstanding		2,449,777,457		2,453,218,759		2,454,745,434
Effect of dilutive equivalent share options		7,734,081		5,965,562		7,881,305

Weighted average number of equity shares for diluted earnings per share		2,457,511,538		2,459,184,321		2,462,626,739

Diluted earnings per share	Rs.	22.69	Rs.	26.98	Rs.	31.66
Diluted earnings per share from continuing operations	Rs.	21.29	Rs.	24.95	Rs.	31.66

27. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2012, 2013 and 2014 is Rs. 835, Rs. 510 and Rs.513 respectively for continuing operations.

Wipro Equity Reward Trust (WERT)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, the WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to the WERT certain officers and key employees, to whom the WERT grants shares from its holdings at nominal price. Such shares are then held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction in stockholders’ equity.

The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2012	2013	2014
Shares held at the beginning of the period	13,269,600	13,269,600	14,829,824
Shares granted to employees	—	—	—
Shares granted to employees	—	—	—
Adjustment pursuant to demerger	—	1,560,224	—

Shares held at the end of the period	13,269,600	14,829.824	14,829,824

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares(1)	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	Rs.	171 –490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2

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

The activity in these stock option plans is summarized below:

			Year ended March 31,
			2012			2013			2014
				Weighted			Weighted			Weighted
	Range of			Average			Average			Average
	Exercise			Exercise			Exercise			Exercise
	Prices		Number	Price		Number	Price		Number	Price
Outstanding at the beginning of the year	Rs.	480 –489	—	Rs.	—	30,000	Rs.	480.20	33,636	Rs.	480.20
	Rs.	2	15,382,761	Rs.	2	10,607,038	Rs.	2	11,502,173	Rs.	2
	US$	0.04	3,223,892	US$	0.04	2,173,692	US$	0.04	2,727,802	US$	0.04

Granted	Rs.	480 – 489	30,000	Rs.	480.20	—	Rs.	—	—	Rs.	—
	Rs.	2	40,000	Rs.	2	3,573,150	Rs.	2	5,000	Rs.	2
	US$	0.04	—	US$	—	1,352,000	US$	—	25,000	US$	0.04

Exercised	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	2	(3,708,736)	Rs.	2	(3,265,830)	Rs.	2	(2,944,779)	Rs.	2
	US$	0.04	(638,347)	US$	0.04	(912,672)	US$	0.04	(437,764)	US$	0.04

Forfeited and lapsed	Rs.	480 –489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	2	(1,106,987)	Rs.	2	(655,662)	Rs.	2	(555,040)	Rs.	2
	US$	0.04	(411,853)	US$	0.04	(180,116)	US$	0.04	(218,546)	US$	0.04

Effect of demerger(1)	Rs.	480 –489	—	Rs.	480.20	3,636	Rs.	480.20	—	Rs.	—
	Rs.	2	—	Rs.	2	1,243,478	Rs.	2	—	Rs.	—
	US$	0.04	—	US$	0.04	294,897	US$	0.04	—	US$	—

Outstanding at the end of the year	Rs.	480 –489	30,000	Rs.	480.20	33,636	Rs.	480.20	33,636	Rs.	480.20
	Rs.	2	10,607,038	Rs.	2	11,502,173	Rs.	2	8,007,354	Rs.	2
	US$	0.04	2,173,692	US$	0.04	2,727,802	US$	0.04	2,096,492	US$	0.04

Exercisable at the end of the year	Rs.	480 –489	—	Rs.	480.20	—	Rs.	480.20	13,455	Rs.	480.20
	Rs.	2	5,370,221	Rs.	2	7,111,160	Rs.	2	5,518,608	Rs.	2
	US$	0.04	578,400	US$	0.04	541,959	US$	0.04	347,562	US$	0.04

(1)	An adjustment of one employee stock option for every 8.25 employee stock option held has been made, as of the Record Date of the Demerger, for each eligible employee pursuant to the terms of the Scheme.

The following table summarizes information about outstanding stock options:

	As at March 31,
	2012				2013				2014
		Weighted				Weighted				Weighted
		Average	Weighted			Average	Weighted			Average	Weighted
		Remaining	Average			Remaining	Average			Remaining	Average
Range of		Life	Exercise			Life	Exercise			Life	Exercise
Exercise price	Numbers	(Months)	Price		Numbers	(Months)	Price		Numbers	(Months)	Price
Rs. 480 –489	30,000	48	Rs.	480.20	33,636	36	Rs.	480.20	33,636	24	Rs.	480.20
Rs. 2	10,607,038	30	Rs.	2	11,502,173	37	Rs.	2	8,007,354	36	Rs.	2
US$ 0.04	2,173,692	37	US$	0.04	2,727,802	50	US$	0.04	2,096,492	44	US$	0.04

The weighted-average grant-date fair value of options granted during the year ended March 31, 2012, 2013 and 2014 was Rs. 449.80, Rs. 406.26 and Rs. 676.73 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2012, 2013 and 2014 was Rs. 399.22, Rs. 384.52 and Rs. 462.60 for each option, respectively.

28. Employee benefits (continuing operations)

a) Employee costs include:

	Year ended March 31,
	2012		2013		2014
Salaries and bonus	Rs.	144,463	Rs.	175,172	Rs.	201,815
Employee benefit plans
Gratuity		455		562		559
Contribution to provident and other funds		2,597		3,383		3,681
Share based compensation		835		510		513

	Rs.	148,350	Rs.	179,627	Rs.	206,568

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2012		2013		2014
Cost of revenues	Rs.	125,983	Rs.	150,864	Rs.	173,651
Selling and marketing expenses		12,387		17,308		21,412
General and administrative expenses		9,980		11,455		11,505

	Rs.	148,350	Rs.	179,627	Rs.	206,568

Defined benefit plan actuarial gains/ (losses) recognized in other comprehensive income include:

Year ended March 31,
2014
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	(24)
Actuarial loss/ (gain) arising from financial assumptions	283
Actuarial loss/ (gain) arising from demographic assumptions	(3)
Actuarial loss/ (gain) arising from experience adjustments	(25)

231

The Company has adopted Revised IAS 19R with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material.

b) Defined benefit plans—Gratuity:

Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) for the continuing operations is as follows:

	Year ended March 31,
	2012		2013		2014
Current service cost	Rs.	422	Rs.	457	Rs.	578
Net interest on net defined benefit liability/(asset)*		NA		NA		(19)
Interest on obligation*		201		237		NA
Expected return on plan assets		(176)		(208)		—
Actuarial losses/(gains) recognized		23		86		—
Past service cost		(16)		(11)		—

Net gratuity cost/(benefit)	Rs.	454	Rs.	561	Rs.	559

Actual return on plan assets	Rs.	221	Rs.	249	Rs.	263

*	as per Revised IAS 19

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2012	2013	2014
Discount rate	8.35%	7.80%	8.90%
Expected return on plan assets	8%	8%	8.50%
Expected rate of salary increase	5%	5%	8%

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

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2010		2011		2012		2013		2014
Defined benefit obligation at the beginning of the year	Rs.	1,858	Rs.	2,060	Rs.	2,476	Rs.	2,845	Rs.	3,115
Acquisitions		—		—		25		—		—
Current service cost		328		386		435		471		578
Past service cost		—		254		(16)		—		—
Interest on obligation		133		161		211		249		221
Benefits paid		(214)		(230)		(352)		(397)		(479)
Actuarial losses/(gains)*		(45)		(155)		66		142		NA
Remeasurement loss/(gains)*
Actuarial loss/(gain) arising from financial assumptions		NA		NA		NA		NA		283
Actuarial loss/(gain) arising from demographic assumptions		NA		NA		NA		NA		(3)
Actuarial loss/(gain) arising from experience assumptions		NA		NA		NA		NA		(25)
Effect of demerger of diversified business		—		—		—		(195)		—

Defined benefit obligation at the end of the year	Rs.	2,060	Rs.	2,476	Rs.	2,845	Rs.	3,115	Rs.	3,690

Change in plan assets is summarized below:

	As at March 31,
	2010		2011		2012		2013		2014
Fair value of plan assets at the beginning of the year	Rs.	1,416	Rs.	1,967	Rs.	2,387	Rs.	2,866	Rs.	3096
Acquisitions		—		—		1		—		—
Expected return on plan assets		122		164		184		216		240
Employer contributions		625		473		586		507		475
Benefits paid		(214)		(230)		(344)		(397)		(478)
Actuarial gains/(losses)*		18		13		52		50		NA
Remeasurement loss/(gains)*
Return on plan assets excluding interest income		NA		NA		NA		NA		24
Effect of demerger of diversified business		—		—		—		(146)		—

Fair value of plan assets at the end of the year	Rs.	1,967	Rs	2,387	Rs.	2,866	Rs.	3,096	Rs.	3,357

Present value of unfunded obligation	Rs.	(93)	Rs.	(89)	Rs.	21	Rs.	(19)	Rs.	(333)

Recognized asset/(liability)	Rs.	(93)	Rs.	(89)	Rs.	21	Rs.	(19)	Rs.	(333)

*	as per revised IAS 19

As at March 31, 2012, 2013 and 2014, plan assets were primarily invested in insurer managed funds

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2015	Rs.	621

Estimated benefit payments from the fund for the year ending March 31:
2015	Rs.	649
2016		721
2017		790
2018		852
2019		895
Thereafter		4,091

Total	Rs.	7,998

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2014.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As of March 31, 2014, every 0.5 percentage point increase/ decrease in discount rate will affect the gratuity benefit obligation by approximately Rs. 58.

As of March 31, 2014, every 0.5 percentage point increase/ decrease in expected rate of salary increase will affect the gratuity benefit obligation by approximately Rs. 44.

c) Provident Fund:

Up to year ended March 31, 2011, in the absence of guidance from the Actuarial Society of India, actuarial valuation could not have been applied to reliably measure the provident fund liabilities. During the year ended March 31, 2012, the Actuarial Society of India issued the guidance for measurement of provident fund liabilities.

The details of fund and plan assets are given below:

	As at March 31,
	2010		2011		2012		2013		2014
Fair value of plan assets	Rs.	12,285	Rs.	15,309	Rs.	17,932	Rs.	21,004	Rs.	24,632
Present value of defined benefit obligation		12,194		15,412		17,668		21,004		24,632

Net (shortfall)/excess	Rs.	91	Rs.	(103)	Rs.	264	Rs.	—	Rs.	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2010	2011	2012	2013	2014
Discount rate for the term of the obligation	7.15%	7.95%	8.35%	7.80%	8.90%
Average remaining tenure of investment portfolio	7 years	7 years	6 years	6 years	6 years
Guaranteed rate of return	8.5%	9.5%	8.25%	8.50%	8.75%

29. Related party relationships and transactions

List of subsidiaries as of March 31, 2014 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc	Opus Capital Markets Consultants LLC Opus Technology Services LLC	USA USA

	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Wipro Insurance Solutions LLC		USA
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius U.K.
Wipro Holdings UK Limited
		Wipro Holding Austria GmbH(A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited (A)	U.K. U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Outsourcing Services UK Limited		U.K.
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima Wipro Outsourcing Services (Ireland) Limited Wipro Technologies Norway AS Wipro Technologies VZ, C.A.	Costa Rica Ireland Norway Venezuela

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro Technocentre (Singapore) Pte Limited		Singapore
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC Wipro Technologies Spain S.L.		Sultanate of Oman Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
Planet PSG Pte Limited			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

In addition to above, the Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD, which are incorporated in South Africa and are consolidated for financial reporting purposes.

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

(A)	Step Subsidiary details of Wipro Holding Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited and Wipro Promax Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Holding Austria GmbH
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France
Wipro Portugal S.A.
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)	Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd)	Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia
	Wipro Promax Analytics Solutions (Europe) Limited [formerly Promax Analytics Solutions (Europe) Ltd]	UK

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust	Trust	India

The other related parties are:

Name of entity	Nature	% of holding	Country of Incorporation
Wipro GE Healthcare Private Limited	Associate (Up to March 31, 2013)	49%	India
Wipro Kawasaki Precision Components Pvt Ltd	Associate (Up to March 31, 2013)	26%	India

The other related parties are:

Name of other related parties	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Traders (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment & Trading Company Private Limited	Entity controlled by Director
Vidya Investment & Trading Company private Limited	Entity controlled by Director
Napean Trading & Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited	Entity controlled by Director
Wipro Enterprises Cyprus Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director
Wipro Enterprises Netherlands BV	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C. Senapaty	Chief Financial Officer and Executive Director
- T K Kurien	Chief Executive Officer and Executive Director
- Dr. Ashok Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- P.M Sinha	Non-Executive Director(1)
- B.C. Prabhakar	Non-Executive Director
- William Arthur Owens	Non-Executive Director

Name of other related parties	Nature
- Dr. Henning Kagermann	Non-Executive Director
- Shyam Saran	Non-Executive Director
- M.K. Sharma	Non-Executive Director
- Vyomesh Joshi	Non-Executive Director(2)
- Ireena Vittal	Non-Executive Director(3)

Relative of key management personnel
Rishad Premji	Relative of the Key management personnel

(1)	Up to July 25, 2013
(2)	With effect from October 1, 2012
(3)	With effect from October 1, 2013

The Company has the following related party transactions:

Transaction/ Balances	Associate					Entities controlled by Directors						Key Management Personnel
	2012		2013		2014	2012		2013		2014		2012			2013			2014
Sale of goods and services	Rs.	75	Rs.	—	—	Rs.	12	Rs.	2	Rs.	186	Rs.	—		Rs.	—
Purchase of assets		—		—	—		—		—		66		—			—		—
Interest expense		—		—	—		—		—		40		—			—		—
Interest income		—		—	—		—		—		18		—			—		—
Rental income		—		—	—		—		—		39		—			—		—
Dividend		—		—	—		11,102		10,995		13,733		573	##		573	##	765	##
Royalty income		98		—	—		—		—		—		—			—		—
Others		—		—	—		3		—		3		—			8		3
Key management personnel#
Remuneration and short-term benefits		—		—	—		—		—		—		108			152		221
Other benefits		—		—	—		—		—		—		34			30		32
Remuneration to relative of key management personnel		—		—	—		—		—		—		5			8		11
Balances as on March 31,
Receivables		16		—	—		1		1,111		617		—			—		—
Payables		—		—	—		—		4,548		1,000		22			60		109

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel.

30. Commitments and contingencies

Operating leases: The Company has taken office, residential facilities and IT equipment under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were Rs. 3,457, Rs. 4,177 and Rs. 4,583 for the year ended March 31, 2012, 2013 and 2014, respectively in respect of continuing operations.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2013		2014
Not later than one year	Rs.	2,410	Rs.	2,584
Later than one year but not later than five years		6,147		5,413
Later than five years		3,228		2,881

	Rs	11,785	Rs.	10,878

Capital commitments: As at March 31, 2013 and 2014, the Company had committed to spend approximately Rs. 1,259 and Rs.778, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2013 and 2014, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 23,753 and Rs. 22,864 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company had received tax demands aggregating to Rs. 42,883 (including interest of Rs. 12,907) arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore and with regard to the method of computing the tax incentives for exports for the years ended March 31, 2001 to March 31, 2009. The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. For the year ended March 31, 2008 and March 2009, the appeal is pending before Income Tax Appellate Tribunal.

In March 2014, the Company received the draft assessment order, on similar grounds as that of earlier years, with a demand of Rs. 9,058 (including interest of Rs. 2,938) for the financial year ended March 31, 2010. Subsequent to the year end the Company has filed its objections against the said demand before the Dispute Resolution Panel.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company expects that the final outcome of the above disputes to be in favor of the Company and impact on the Company’s consolidated financial statement is not expected to be material.

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Contingent liability in respect of disputed demands for excise duty, custom duty, income tax, sales tax and other matters amounts to Rs. 2,374, Rs. 2,273 and Rs. 2,338 as of March 31, 2012, 2013 and 2014, respectively.

Other commitments: The Company’s Indian operations have been established as unit in Special Economic Zone and Software Technology Park Unit under plans formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of foreign exchange net positive (i.e. foreign exchange inflow – foreign exchange outflow should be positive) over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duties on certain hardware previously imported duty free. As of March 31, 2014, the Company has met all commitments required under the plan.

31. Segment Information

The Company is organized by business, which primarily includes IT Services (comprising of IT Services and BPO Services) and IT Products. Following the demerger of the Diversified Business and starting with the quarter ended June 30, 2013, we implemented a new segment reporting structure to align ourselves with industry trends. The industry segments are Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG), and Global Media and Telecom (GMT).

The IT Services reportable segment information for the comparative period by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable. However, as required under IFRS 8, the Company has presented segment information for the current period on both the old basis and new basis of segmentation.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8—Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments as per old basis of segmentation. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to Rs. 128,037, Rs. 191,935 and Rs.190,450 as of March 31, 2012, 2013 and 2014, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segment on the new basis of segmentation for the year ended March 31, 2014 is as follows:

	IT Services							IT	Reconciling
	BFSI	HLS	RCTG	ENU	MFG	GMT	Total	Products*	Items	Entity total*
Revenue	106,035	41,130	58,893	63,923	74,423	55,105	399,509	38,785	(666)	437,628
Operating income of segment	24,153	7,637	13,012	17,418	17,348	11,569	91,137	310	(1,289)	90,158
Unallocated							(804)	—	—	(804)

Operating income total							90,333	310	(1,289)	89,354
Finance expense										(2,891)
Finance and other income										14,542

Profit before tax										101,005
Income tax expense										(22,600)

Profit for the period										78,405

Depreciation and amortisation										11,106

*	The operating income of the IT Products segment and the Company for the year ended March 31, 2014, includes a non-recurring expense of Rs. 209, incurred due to cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. Operating income of the IT Products segment and the Company excluding the above non-recurring expense is Rs. 519 and Rs. 89,563 for the year ended March 31, 2014, respectively, and profit after tax of the Company excluding the above non-recurring expense is Rs. 78,567 for the year ended March 31, 2014.

Information on reportable segments on the old basis of segmentation is as follows:

	Year ended March 31, 2012
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	284,313	38,436	322,749	33,401	18,565	534	375,249
Cost of revenues	(191,713)	(34,080)	(225,793)	(18,945)	(17,302)	(1,133)	(263,173)
Selling and marketing expenses	(16,114)	(1,395)	(17,509)	(9,195)	(620)	(453)	(27,777)
General and administrative expenses	(17,221)	(1,174)	(18,395)	(1,305)	(533)	(53)	(20,286)

Operating income of segment	59,265	1,787	61,052	3,956	110	(1,105)	64,013

Finance expense							(3,491)
Finance and other income							8,895
Share of profits of equity accounted investees							333

Profit before tax							69,750
Income tax expense							(13,763)

	Year ended March 31, 2012
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Profit for the year							55,987
Depreciation and amortization expense			8,768	428	481	452	10,129
Total assets			222,792	29,815	15,767	167,627	436,001
Total liabilities			74,287	7,270	6,661	61,620	149,838
Opening capital employed			126,929	20,926	6,922	138,399	293,176
Closing capital employed			152,757	22,669	11,875	157,820	345,121
Average capital employed			139,843	21,798	9,398	148,110	319,149
Return on capital employed			44%	18%	1%	—	20%
Additions to:
Goodwill			5,524	47	341	—	5,912
Intangible assets			824	29	108	—	961
Property, plant and equipment			12,757	624	1,139	344	14,864

	Year ended March 31, 2013
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	338,431	39,238	377,669	40,594	14,785	560	433,608
Cost of revenues	(225,493)	(35,362)	(260,855)	(22,232)	(13,460)	(1,177)	(297,724)
Selling and marketing expenses	(22,335)	(1,458)	(23,793)	(11,851)	(537)	(452)	(36,633)
General and administrative expenses	(20,670)	(1,428)	(22,098)	(1,499)	(498)	(10)	(24,105)

Operating income of segment	69,933	990	70,923	5,012	290	(1,079)	75,146

Finance expense							(2,822)
Finance and other income							12,828
Share of profits of equity accounted investees							(107)

Profit before tax							85,045
Income tax expense							(18,349)

Profit for the year							66,696

Depreciation and amortization expense			9,426	471	428	510	10,835
Total assets			235,852	—	—	203,878	439,730
Total liabilities			77,595	—	—	77,152	154,747
Opening capital employed			152,757	22,669	11,875	157,820	345,121
Closing capital employed			161,456	24,198	10,774	218,438	414,866
Average capital employed			157,107	23,434	11,325	188,128	379,993
Return on capital employed			45%	21%	3%		20%
Additions to:
Goodwill			1,615	54	—	—	1,669
Intangible assets			619	541	—	—	1,160
Property, plant and equipment			6,324	647	701	14	7,686

	Year ended March 31, 2014
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total*
	IT Services	IT Products*	Total
Revenues	399,509	38,785	438,294	—	—	(666)	437,628
Cost of revenues	(259,807)	(35,659)	(295,466)	—	—	(22)	(295,488)
Selling and marketing expenses	(27,338)	(1,335)	(28,673)	—	—	(575)	(29,248)
General and administrative expenses	(22,031)	(1,481)	(23,512)	—	—	(26)	(23,538)

Operating income of segment	90,333	310	90,643	—	—	(1,289)	89,354

Finance expense							(2,891)
Finance and other income							14,542
Share of profits of equity accounted investees							—

Profit before tax							101,005
Income tax expense							(22,600)

Profit for the year							78,405

Depreciation and amortization expense			10,590	—	—	516	11,106
Total assets			306,970	—	—	195,334	502,304
Total liabilities			104,216	—	—	53,202	157,418
Opening capital employed#			161,456	—	—	187,343	348,799
Closing capital employed			209,777	—	—	186,703	396,479
Average capital employed			185,617	—	—	187,022	372,639
Return on capital employed			49%	—	—		24%
Additions to:
Goodwill			3,095	—	—	—	3,095
Intangible assets			577	—	—	—	577
Property, plant and equipment			12,337	—	—	10	12,347

*	Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’.
#	Opening capital employed is represented net off adjustment of capital employed relating to diversified business.

Note:

The operating income of IT Products segment and the Company for the year ended March 31, 2014, includes non-recurring expense of Rs. 209, respectively, incurred due to cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. Operating income of the IT Products segment and the Company excluding the above non-recurring expense is Rs. 519 and Rs. 89,563 for the year ended March 31, 2014, respectively and profit after tax of the Company excluding the above non-recurring expense is Rs. 78,567 for the year ended March 31, 2014, respectively.

Reconciliation of the reportable segment revenue and profit before tax:

	Year ended March 31,
	2012	2013
Revenues:
Revenue as per segment reporting	Rs. 375,249	Rs. 433,608
Less: Foreign exchange (gains) / losses, net included in segment revenue	(3,278)	(2,654)
Less: Revenues for discontinued operations (Note 4)	(53,226)	(56,706)
Inter-group transactions	2	8

Revenues for continuing operations	Rs. 318,747	Rs. 374,256

Profit before tax:
Profit before tax as per segment reporting	Rs. 69,750	Rs. 85,045
Less: Profit before tax for discontinued operations	(4,227)	(6,449)

Profit before tax for continuing operations	Rs. 65,523	Rs. 78,596

Management believes that it is currently not practicable to provide disclosure of assets by segment, as they are not identified to any of the reportable segments and meaningful segregation of the available information is onerous.

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer for continuing operations are as follows:

	Year ended March 31,
	2012	2013	2014
India	Rs. 47,058	Rs. 48,472	46,235
United States	147,151	172,461	200,343
Europe	81,328	99,639	120,868
Rest of the world	46,538	56,310	70,182

	Rs. 322,075	Rs. 376,882	Rs. 437,628

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2012, 2013 and 2014.

Management believes that it is currently not practicable to provide disclosure of assets by geographical location, as meaningful segregation of the available information is onerous.

Notes:

a)	The Company has the following reportable segments:

i)	IT Services: the IT Services industry segments are Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), and Global Media and Telecom (GMT). Key service offering includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

ii)	IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Effective as of the quarter ended December 31, 2013, the Company ceased the manufacturing of “Wipro” branded desktops, laptops and servers. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	‘Reconciling items’ includes elimination of inter-segment transactions and other corporate activities which do not qualify as operating segments under IFRS 8.

iv)	In connection with the Demerger of the Diversified Business (refer to note 4) during the year ended March 31, 2013, the “Consumer Care and Lighting” and “Others” business segments have been discontinued effective March 31, 2013.

b)	Revenues include excise duty of Rs. 1,205, Rs. 1,377 and Rs.79 for the year ended March 31, 2012, 2013 and 2014, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payment terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2012, 2013 and 2014, capital employed in reconciling items includes Rs. 13,562, Rs. 14,123 and Rs.15,013 respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2012	2013	2014
IT Services	Rs. 871	Rs. 762	Rs. 478
IT Products	62	45	19
Consumer Care and Lighting (Discontinued)	89	94	—
Others (Discontinued)	26	36	—
Reconciling items	(99)	(294)	16

Total	Rs. 949	Rs. 643	Rs. 513

Item 19. Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended (1)

1.2	Memorandum and Articles of Association of Wipro Limited (9)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt) (8)

2.2	Wipro’s specimen certificate for equity shares (1)

4.1	1999 Employee Stock Option Plan (1999 plan) (1)

4.2	2000 Employee Stock Option Plan (2000 plan) (1)

4.3	Wipro Equity Reward Trust (1)

4.4	2000 ADS Option Plan (2000 ADS Plan) (3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan) (4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended (3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors (5)

4.9	Sample Letter of appointment to Non Executive Directors (5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan) (6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan) (7)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan (7)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan (7)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan (7)

4.15	Amendment No. 2 to WARSUP 2004 Plan (7)

4.16	Amendment No. 3 to 2000 Plan (7)

8.1	List of Subsidiaries (10)

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombudsprocess (2)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.
(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(8)	Incorporated by reference to Exhibits filed with the Registrant’s Form F-6 filed on April 15, 2013.
(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2013.
(10)	Incorporated by reference to Item 4 of this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Suresh C. Senapaty
Date: May 19, 2014	Azim H. Premji,	Suresh C. Senapaty,
	Chairman and Managing Director	Chief Financial Officer and Executive Director