Form 20-F
period 2015-03-31
WIPRO LTD
filed 2015-05-26
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015

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

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

+91-80-4672-6603

(Address of principal executive offices)

Jatin Pravinchandra Dalal, Chief Financial Officer

Phone: +91-80-4672-6603; Fax: +91-80-2844-0051

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,469,043,038 Equity Shares.

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

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2015, which was Rs. 62.31 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Item 3. Key Information

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2015 and selected consolidated statements of financial position data as of March 31, 2011, 2012, 2013, 2014 and 2015 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

In accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the consolidated income statements have been adjusted retrospectively for all periods prior to the year ended March 31, 2013, and have been presented to reflect the completion of the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises Limited, effective on March 31, 2013. The Diversified Business is therefore presented as a discontinued operation. For additional information please see Note 4 of the Notes to the Consolidated Financial Statements.

					(In millions, except per equity share data)
											2015
	2011		2012		2013		2014		2015		Convenience Translation into US$(1)
Consolidated Statements of Income data:
Continuing operations
Revenues	Rs.	271,437	Rs.	318,747	Rs.	374,256	Rs.	434,269	Rs.	469,545	US$	7,536
Cost of revenues		(186,613)		(225,794)		(260,665)		(295,488)		(321,284)		(5,156)

Gross profit	Rs.	84,824	Rs.	92,953	Rs.	113,591	Rs.	138,781	Rs.	148,261	US$	2,380
Selling and marketing expenses		(14,043)		(17,953)		(24,213)		(29,248)		(30,625)		(491)
General and administrative expenses		(16,843)		(18,416)		(22,032)		(23,538)		(25,850)		(415)
Foreign exchange gains/(losses), net		503		3,328		2,626		3,359		3,637		58

Results from operating activities	Rs.	54,441	Rs.	59,912	Rs.	69,972	Rs.	89,354	Rs.	95,423	US$	1,532
Finance expense		(1,924)		(3,371)		(2,693)		(2,891)		(3,599)		(58)
Finance and other income		6,631		8,982		11,317		14,542		19,859		319

Profit before tax	Rs.	59,148	Rs.	65,523	Rs.	78,596	Rs.	101,005	Rs.	111,683	US$	1,793
Income tax expense		(8,878)		(12,955)		(16,912)		(22,600)		(24,624)		(395)

Profit for the year from continuing operations	Rs.	50,270	Rs.	52,568	Rs.	61,684	Rs.	78,405	Rs.	87,059	US$	1,398
Discontinued operations
Profit after tax for the year from discontinued operations		3,051		3,419		5,012		—		—		—

Profit for the year	Rs.	53,321	Rs.	55,987	Rs.	66,696	Rs.	78,405	Rs.	87,059	US$	1,398

Profit attributable to:
Equity holders of the Company		52,977		55,730		66,359		77,967		86,528	US$	1,389
Non-controlling interest		344		257		337		438		531		9

Profit for the year	Rs.	53,321	Rs.	55,987	Rs.	66,696	Rs.	78,405	Rs.	87,059	US$	1,398

Profit from continuing operations attributable to:
Equity holders of the Company		49,938		52,325		61,362		77,967		86,528	US$	1,389
Non-controlling interest		332		243		322		438		531		9

	Rs.	50,270	Rs.	52,568	Rs.	61,684	Rs.	78,405	Rs.	87,059	US$	1,398

Basic earnings per equity share:
Continuing operations	Rs.	20.49	Rs.	21.36	Rs.	25.01	Rs.	31.76	Rs.	35.25	US$	0.57
Discontinued operations		1.25		1.39		2.04		—		—		—
Continuing and discontinued operations	Rs.	21.73	Rs.	22.75	Rs.	27.05	Rs.	31.76	Rs.	35.25	US$	0.57
Diluted earnings per equity share:
Continuing operations	Rs.	20.35	Rs.	21.29	Rs.	24.95	Rs.	31.66	Rs.	35.13	US$	0.56
Discontinued operations		1.24		1.39		2.03		—		—		—
Continuing and discontinued operations	Rs.	21.59	Rs.	22.68	Rs.	26.98	Rs.	31.66	Rs.	35.13	US$	0.56

					(In millions, except per equity share data)
											2015
	2011		2012		2013		2014		2015		Convenience Translation into US$(1)
Weighted average number of equity shares used in computing earnings per equity share(2):
Basic		2,437,492,921		2,449,777,457		2,453,218,759		2,454,745,434		2,454,681,650		2,454,681,650
Diluted		2,453,409,506		2,457,511,538		2,459,184,321		2,462,626,739		2,462,579,161		2,462,579,161
Cash dividend per equity share paid	Rs.	8.00	Rs.	6.00	Rs.	6.00	Rs.	8.00	Rs.	10.00	US$	0.16
Additional data:
Revenue by segment(3)
IT Services	Rs.	234,850	Rs.	284,313	Rs.	338,431	Rs.	399,509	Rs.	440,180	US$	7,064
IT Products		36,910		38,436		39,238		38,785		34,006		546
Consumer Care and Lighting (discontinued)		27,258		33,401		40,594		—		—		—
Others (discontinued)		10,896		18,565		14,785		—		—		—
Reconciling items		1,073		534		560		(666)		(1,004)		(16)

Total	Rs.	310,987	Rs.	375,249	Rs.	433,608	Rs.	437,628	Rs.	473,182	US$	7,594

Operating income by segment(3)
IT Services	Rs.	53,407	Rs.	59,265	Rs.	69,933	Rs.	90,333	Rs.	97,649	US$	1,567
IT Products		1,609		1,787		990		310		374		6
Consumer Care and Lighting (discontinued)		3,450		3,956		5,012		—		—		—
Others (discontinued)		(97)		110		290		—		—		—
Reconciling items		(701)		(1,105)		(1,079)		(1,289)		(2,600)		(42)

Total	Rs.	57,668	Rs.	64,013	Rs.	75,146	Rs.	89,354	Rs.	95,423	US$	1,531

Consolidated Statements of Financial Position Data:(4)
Cash and cash equivalents	Rs.	61,141	Rs.	77,666	Rs.	84,838	Rs.	114,201	Rs.	158,940	US$	2,551
Available for sale investments		49,282		41,961		69,171		63,233		57,775		927
Working capital(5)		131,696		155,803		162,663		218,534		272,463		4,373
Total assets		371,443		436,001		439,730		502,304		600,033		9,629
Total debt		52,802		58,958		63,816		51,592		78,913		1,266
Total equity		240,371		286,163		284,983		344,886		409,628		6,574
Number of shares outstanding		2,454,409,145 (6)		2,458,756,228		2,462,934,730		2,466,317,273		2,469,043,038		2,469,043,038

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2015, has been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 62.31, as published by Federal Reserve Board of Governors on March 31, 2015.
2.	Adjusted for stock dividend and for the grant of one employee stock option for every 8.25 employee stock options held by each eligible employee as of the Record Date of the Demerger, pursuant to the terms of the Demerger Scheme effective March 31, 2013.
3.	For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.
4.	The financial position as of March 31, 2011 and 2012, which are dates prior to the date of the demerger, includes assets and liabilities of the Diversified Business.
5.	Working capital equals current assets less current liabilities.
6.	Adjusted for stock dividend.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2015	Rs.	62.31	Rs.	61.34	Rs.	63.67	Rs.	58.30
2014		60.00		60.35		68.80		53.65
2013		54.52		54.36		57.13		50.64
2012		50.89		48.01		53.71		44.00
2011		44.54		45.46		47.49		43.90

On May 15, 2015, the certified foreign exchange rate published by the Federal Reserve Board of Governors was Rs. 63.36.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low
April 2015	Rs.	63.58	Rs.	61.99
March 2015		63.06		61.76
February 2015		62.41		61.67
January 2015		63.57		61.32
December 2014		63.67		61.78
November 2014		62.20		61.38

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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or guidance, or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees; and

•	our ability to generate historical levels of yield on our investments.

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

There are also other factors that are not within our control that could cause significant variations in our results in any particular quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange fluctuations, specifically movement of the rupee against the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, as significant portion of our revenues are in these currencies;

•	political uncertainties or changes in regulations in India and other countries that we operate in;

•	other economic factors, including the economic conditions in United States, Europe and other geographies in which we operate; and

•	increase in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could impact our business.

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our clients. This requires us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients, including penalty clauses in our agreements, larger upfront investments and compensation based on our client’s financial or business outcomes. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our client’s requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, reputational harm and/or imposition of penalties or the payment of damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized. We may also be subject to loss of clients due to dependence on alliance partners, subcontractors or third party product vendors.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3%, 4% and 4% of our IT Services revenue for the years ended March 31, 2013, 2014 and 2015, respectively. Our ten largest IT Services clients accounted for approximately 22%, 23% and 21% of our IT Services revenues for the years ended March 31, 2013, 2014 and 2015, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, such as a reduction in our clients’ IT budgets due to macroeconomic factors or otherwise, shifts in corporate priorities and political or economic factors. These factors may not be predictable or under our control. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We cannot assure you that our large clients will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our net sales and net income.

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

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 51% of our IT Services revenue from the Americas (including the United States) and 28% of our IT Services revenue from Europe. If the economy in the Americas or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, the drop in global crude oil price has significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy, Natural Resources and Utilities industry vertical. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Our revenue and operating results may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, our clients may reduce or defer their spending on new technologies in order to focus on other priorities and prospective clients may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology, declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our revenue and operating results could be adversely affected.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract, retain and manage transition of these personnel, our business may be unable to grow and our revenue could decline.

The continued efforts of the senior members of our management team are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Increasing competition for technology professionals may also impact our ability to retain personnel. Changes in government policies may also affect our ability to attract, hire and retain personnel. Additionally, we may not be able to reassign or retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our revenues, results of operations and financial condition could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Our profitability could suffer if we are unable to continue to successfully manage our costs.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery through automation and deployment of tools and effectively leveraging our sales and marketing and general and administrative costs. We also have to manage additional costs to replace the unsatisfactory solutions or services if our clients are not satisfied if we fail to properly understand their needs and develop solutions accordingly. We have also taken actions to reduce certain costs, including increasing productivity from fixed costs such as better utilization of existing facilities, investing in automation and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by passing such increases to clients, or increase our revenues sufficiently to offset increasing costs, our results of operations could be materially adversely affected.

If we do not effectively manage our growth, including, among other things by improving our administrative, operational and financial processes and systems to manage our growth, the value of our shareholders’ investment may be harmed.

Our expected growth will continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls. As a result of our growing operations, we face and expect to continue to face challenges such as:

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

If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our business and harm the value of our shareholders’ investment.

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

Our failure to complete fixed-price, fixed-time frame contracts within the budget and on time may negatively affect our profitability.

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

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, or hybrid contracts with features of both pricing models. We also undertake element or transaction based pricing, which relies on a certain scale of operations to be profitable for us. Our pricing is highly dependent on client or our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically-distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

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

If flaws in design, function or maintenance of our services were to occur, we could experience a rate of failure that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement of our services and control of quality, costs and product testing are critical factors in our future growth. There can be no assurances that our efforts to monitor, develop, modify and implement appropriate testing for errors and upgrading processes will be sufficient to prevent us from having to incur substantial repair, replacement or service costs, or from a disruption in our ability to provide services, either of which could have a material adverse effect on our business, results of operations or financial condition.

Adverse changes to our relationships with key alliance partners could adversely affect our revenues and results of operations.

We have alliances with companies whose capabilities complement our own. A significant portion of our service offerings are based on technology or software provided by our alliance partners. The priorities and objectives of our alliance partners may differ from ours. As most of our alliance relationships are nonexclusive, our alliance partners are not prohibited from competing with us or aligning more closely with our competitors. In addition, our alliance partners could experience reduced demand for their technology or software, including in response to changes in technology, which could lessen related demand for our services. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive, our ability to offer attractive service offerings to our clients may be negatively affected, and our revenues and results of operations could be adversely affected.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers in Bangalore, Chennai, Hyderabad, Kolkata, Pune, Delhi and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers provides us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main office in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

We may be liable to our clients for damages caused by disclosure of confidential information or data security system failures.

We often have access to or are required to collect and store confidential client and customer data. We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the individuals affected to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our client’s information security policies and procedures.

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

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our revenues and operating results. We may also be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans.

We may be subject to litigation and be required to pay damages for deficient services or for violating intellectual property rights.

We may be subject to litigation and be required to pay damages for losses caused by deficient services. We may also be subject to damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information in connection with services to our clients. Further, our contracts often contain provisions pursuant to which we indemnify our clients for such third-party breaches of intellectual property pursuant to our contracts. Our inability to provide services at contractually-agreed service levels or inability to prevent violation or misuse of the intellectual property of our clients or that of third parties could cause significant damage to our reputation and adversely affect our results of operations.

Third party providers of software that we license may subject us to claims or litigation to seek damages for violating their licenses and intellectual property rights which could require us to pay damages, enter into expensive license arrangements or modify our products and services. We may also face litigations or incur additional fees and be required to pay damages for violating contractual terms, misuse or excessive use of our license to intellectual property rights, which could cause significant damage to our reputation and adversely affect our results or operations. Further, we may be required to indemnify our clients for third-party breaches of intellectual property pursuant to our contracts.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process, which may affect our operating profitability. These risks include, but are not limited to, the following:

•	Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not chargeable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in prospective adjustments of previously agreed upon rates for our work and may affect our future margins.

•	If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or unilateral debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy, and therefore we can only mitigate, and not eliminate, this risk.

•	Government contracts are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts among commercial and governmental entities.

•	Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

•	Government contracts may not include a cap on direct or consequential damages, which could cause additional risk and expense in these contracts.

Many of our client contracts can be terminated without cause, with little or no notice and without termination charges, which could negatively impact our revenue and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Some of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with as little as 15 days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors that might result in the termination of a project or the loss of a client that are outside of our control, including:

•	the business or financial condition of our clients or the economy generally;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy such as moving to client in-house IT departments or to our competitors.

Termination of client relationships, particularly relationships with our largest customers, would have a material adverse effect on our business, results of operations and financial condition.

Some of our long-term client contracts contain benchmarking and most favored customer provisions which, if triggered, could result in lower contractual revenues and profitability in the future.

Some of our client contracts contain benchmarking and most favored customer provisions. The benchmarking provisions allow a customer in certain circumstances to request a study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services against the comparable services of an agreed upon list of other service providers. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce our pricing for future services to be performed for the remainder of the contract term, which could have an adverse impact on our revenues and results. Most favored customer provisions require us to give existing customers updated terms in the event we enter into more favorable agreements with certain other customers, which limits our ability to freely enter into agreements and could have an adverse impact on our revenues and results.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results / net income. Our financial condition and results of operations may be harmed if we do not successfully reduce such risks through the use of derivative financial instruments.

Our IT Services business contributes approximately 93% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 43% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce or mitigate these risks where possible. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

Additionally, the U.S. is currently considering immigration reforms which may result in additional restrictions or changes that could hamper our ability to serve our clients, causing our revenue to decline. If those proposed restrictive provisions are signed into law, they could have a substantial impact on our hiring practices or capacity to complete client projects, and our cost of doing business in the U.S. could increase and that may discourage clients from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

Although there is currently no regulatory limit to the number of new L-1 petitions or visas granted, the L-1 Visa Reform Act of 2004 precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge if (1) such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Furthermore, the USCIS conducts worksite compliance visits for L-1 employees as well as H-1B employees.

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

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, currency fluctuations, economic and political volatility and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

Legislation in certain countries in which we operate, including the U.S., may restrict companies in those countries from outsourcing work.

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels in many countries and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts in many countries to enact new legislations to restrict offshore outsourcing or impose restrictions on companies that outsource. Periodically, restrictive outsourcing legislation has been considered by federal and state authorities in the U.S. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

In addition, from time to time, negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data, have been publicized, including reports involving service providers in India. Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.

Further, under the United Kingdom’s Transfer of Undertakings (Protection of Employees) Regulations, 2006, as well as similar regulations in European Union member countries, employees who are dismissed by an outsourcing vendor could seek compensation from their current or new employer. This could adversely impact our customers’ ability to outsource and also result in additional costs due to redundant payment liabilities. Such events could have an adverse impact on our results of operations and our financial position.

We may incur substantial costs for environmental regulatory compliance.

We are subject to various federal, state, local and foreign laws relating to protection of the environment. We may incur substantial fines, civil or criminal sanctions, including fines and sanctions against our directors and officers, or third-party claims for property damage or personal injury if we are held liable under environmental laws and regulations. Our current compliance with environmental laws and regulations is not expected to have a material adverse effect on our financial position, results of operations or competitive position.

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2015 was Rs. 12,661 million (US$ 203 million). Additionally, as of March 31, 2015, we had contractual commitments of Rs. 1,262 million (US$ 20 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

We may invest in companies for strategic reasons that may not be successful or meet our expectations.

We make non-controlling investments in companies which are important to our business strategy and to complement some of our business initiatives. These may include investments in non-marketable securities of early stage companies that carry a significant degree of risk and may not become liquid for several years from the date of investment. These investments may not generate financial returns or may not yield the desired business outcome. The success of our investment in a company is sometimes dependent on the availability of additional funding on favorable terms or a liquidity event such as an initial public offering. We may record impairment charges in relation to our strategic investments which will have a negative impact on our financial results.

Investments in companies where we do not have majority ownership expose us to decisions made by others. This could impact our ability to align the strategic goals of the companies with our goals and this may impact the returns on our investment. We may also be required to exit such investments at inopportune times or make further investments based on current shareholder agreements. Such further investments may have to be made at a time when the venture is financially struggling and this may erode or dilute its value to our shareholders.

We may engage in future acquisitions that may not be successful or meet our expectations.

We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. The acquisition and integration of new businesses subjects us to many risks and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete transactions on terms commercially acceptable to us. We could have difficulties in assimilating the personnel or operations of the acquired companies. We could also have difficulty in integrating the acquired products, services, solutions or technologies into our operations. We may face litigations or other claims arising out of our acquisitions, including disputes with regard to earn-outs or other closing adjustments. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which could otherwise be beneficial for us.

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

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related indefinite life intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange (“NYSE”) rules, Securities and Exchange Board of India (“SEBI”) rules, the Indian Companies Act, 2013, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, the implementation of the new Indian Companies Act, 2013, which is replacing the prior Indian Companies Act, 1956, has been slow, uneven and inconsistent, and on many of the provisions, clarifications are awaited from the Ministry of Corporate Affairs, which will distribute circulars effecting modification in rules or notifications or changes. In addition, many of the provisions of the Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2015, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the Companies Act, 2013 and our listing agreement with the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the listing agreements with stock exchanges in India, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

Furthermore, with respect to material related party transactions, the Company is required to obtain approval from its non-controlling shareholders if the controlling shareholders are related parties. Obtaining the approval of non-controlling shareholders is not guaranteed and may be time consuming, which could affect the Company’s ability to carry out the decisions of the Board of Directors in a timely matter. If we fail to comply with new or changed laws or regulations and standards, our business and reputation may be harmed.

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

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

We cannot predict the outcome of the Securities and Exchange Commission’s ongoing formal investigation, the outcome of which could have a material adverse effect on us.

As we have previously disclosed, the SEC has issued a formal order directing a private investigation by the Staff of the Enforcement Division of, among other things, issues relating to auditor independence, our internal financial controls and books and records, and the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We continue to fully cooperate with the SEC’s investigation. The outcome of the SEC’s review of this matter is uncertain. Adverse determinations by the SEC could have a material adverse effect on us.

Management’s use of estimates may affect our income and financial position.

To comply with IFRS, management is required to make various estimates, judgments and assumptions. The facts and circumstances on which management bases these estimates, judgments, assumptions, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with an impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows. For a summary of significant accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.

If we are unable to collect our dues / receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience delays in billing and collection for our services, our cash flows could be adversely affected.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We are subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.34% on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

Despite economic liberalization policies, the Indian central and state governments remain a significant part of the Indian economy as producers, consumers and regulators. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

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

The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside India by an Indian party without approval in the following circumstances:

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

We have more than 30,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Further, the Company is subject to the new Indian Companies Act, 2013, which is replacing the prior Indian Companies Act, 1956. However, the implementation of the new legislation has been slow, uneven and inconsistent. It is unclear where case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. In addition, many of the provisions of the previous Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation until the Companies Act, 2013 is completely effective and enforced.

Risks Related to the ADSs

Sale of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sale of substantial amounts of our equity shares in the public market, including sales by insiders, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or our ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

The Government of India has recently notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. This scheme is subject to guidelines and regulations to be enacted by the regulators like Reserve Bank of India, Ministry of Corporate Affairs, Ministry of Finance and Securities and Exchange Board of India. Once the regulations are fully notified, our shares can be freely convertible into depository receipts, which would impact the share price and available float in Indian as well as the price and availability of ADSs on NYSE.

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

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including by the recently approved Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

Our stock price continues to be volatile.

Our stock price is affected by factors outside our control. Such volatility could negatively impact the perceived value and stability of our ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, on which our equity shares are listed, including the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), have experienced problems that, if they continue or reoccur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, may differ as compared to that of the U.S. SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the U.S.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the NYSE in U.S. Dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and the NSE and trade in Indian Rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. Dollar and the Indian Rupee. In addition, dividends declared, if any, are denominated in Indian Rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. Dollars will be affected by exchange rate fluctuations. If the Indian Rupee depreciates against the U.S. Dollar, the price at which our ADSs trade and the value of the U.S. Dollar equivalent of any dividend will decrease accordingly.

Our ADSs have historically traded at a significant premium to the trading prices of our underlying equity shares on Indian stock exchanges, but may not continue to do so in the future.

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future, including by the recently effective Depository Receipts Scheme, 2014. Over a period of time, investor preferences may also change. Therefore, the historical premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges may be reduced or eliminated.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be diluted.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2015. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation – Material U.S. Federal Tax Consequences – Passive Foreign Investment Company.”

Item 4. Information on the Company

History and development of the Company

Wipro Limited was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Indian Companies Act, 2013 (“Companies Act, 2013”). We are a public limited company deemed to be registered under the Companies Act and are registered with the Registrar of Companies, Bangalore, Karnataka, India as Company No. 20800. In October 2000, we raised gross aggregate proceeds of approximately US$131 million in our initial U.S. public offering of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-4672-6603. The name and address of our registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, we further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, we leveraged our hardware expertise and also began offering software services to our clients. We are one of the pioneers of the Global Delivery Model. In March 2013, we completed the demerger of our non-IT business segments and we now focus solely on our IT business (the “Demerger”). Our headquarters are in Bangalore, India and we have operations in North America, Europe, Australia, Africa, Latin America and Asia.

Following the Demerger, our business comprises of the IT Services and IT Products segments. To align ourselves with industry trends, we elected to start providing our IT Services segment revenue and results by industry verticals beginning with the year ended March 31, 2014. For the fiscal year ended March 31, 2015, the IT Services segment generated 93% of revenue and 102.3% of operating income. For the same period, the IT Products segment generated 7% of revenue and 0.4% of our operating income and (2.7)% of our operating income pertains to reconciling items.

We incurred total capital expenditure of Rs. 10,616 million, Rs. 8,913 million and Rs. 12,661 million during the fiscal years ended March 31, 2013, 2014 and 2015, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our IT Services and IT Products businesses. As of March 31, 2015, we had contractual commitments of Rs. 1,262 million related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely through our operating cash flows and through cash and investments held as of March 31, 2015.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Acquisitions

In the last three fiscal years, we have made several acquisitions, including the acquisition of Opus CMC, a leading US-based provider of mortgage due diligence and risk management services in January 2014 and the acquisition of ATCO I-Tek Inc., the provider of IT Services to ATCO Group, a leading Canadian global utilities and logistics company in August 2014. Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

The Demerger of the Diversified Business

Effective as of March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged into Wipro Enterprises Limited, a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement approved by the High Court of Karnataka, Bangalore. Following the Effective Date, the Diversified Business is classified and presented in the Consolidated Financial Statements as discontinued operations. Please see Note 4 of the Notes to Consolidated Financial Statements for additional information regarding the treatment of discontinued operations and the Demerger.

Industry Overview

IT Services

Enterprises are increasingly outsourcing their technology and IT services requirements to global IT services providers who can deliver high quality service on a global scale and at competitive costs. According to Gartner: Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2013-2019, 1Q15 Update, worldwide IT Services spending in 2014 was $948 billion, a growth of 1.8% over the previous year. Global IT service providers offer a range of end to end software development, IT business solutions, research and development services, business process services, consulting and related support functions.

Over the past two decades, India has risen to become the leading destination for global IT services sourcing, business process services and research and development services. Global IT services providers, based in India, have a proven track record for providing business and technology solutions, offering a large, high quality and English-speaking talent pool and a friendly regulatory environment. These factors have facilitated the emergence of India as a global sourcing hub. The following are key factors contributing to the growth of India-based IT services providers:

•	Global IT sourcing from India offers significant cost advantages as well as productivity gains on account of access to highly skilled and competent talent at lower wage costs. According to the National Association of Software and Service Companies (NASSCOM) Strategic Review Report 2015 (“NASSCOM Report”), India-based IT services providers have been able to maintain their cost competitiveness by deploying various cost control strategies including the delivery networks in Tier II/III cities, recruiting on college and university campuses as well as experienced professionals, and offsetting wage inflation with operational gains and productivity measures.

•	India has a large, highly skilled and English-speaking talent pool. According to the NASSCOM Report, the IT – Business Process Management industry in India employed over 3.5 million software professionals as of March 31, 2015, making it one of the largest employers in the global IT services industry.

•	Business favorable policy decisions of the Government of India have played an instrumental role in the development of robust IT and business process management (“BPM”) sectors in the country. The Software Technology Park (“STP”) Scheme and the Special Economic Zone Act also played a critical role in the emergence and development of the IT and BPM industries by providing incentives in the form of tax holidays.

•	The IT industry in India has been the primary beneficiary of the deregulation in the telecom sector that has resulted in a rapid decline in the cost of international connectivity and improvement in reliable service level quality.

•	India-based IT companies have proven their ability to deliver premium IT services and business process management that satisfy the requirements of international clients who adhere to exacting quality standards.

According to the NASSCOM report, revenues for fiscal year 2015 for the IT-BPM industry based in India is estimated to be US$146 billion, which would represent growth of approximately 13% over fiscal year 2014. According to the NASSCOM Report, IT export revenues from India, including hardware, are expected to have grown at a year-on-year rate of 12% in fiscal year 2015, driven by greater demands for social, mobile, analytics and cloud based solutions. While exports remain the focus area for the IT industry in India, the IT services market in India represents approximately 18% of the total business of India-based IT services industry and is also expected to be a key growth driver. According to the NASSCOM Report, the domestic Indian IT-BPM market is expected to have grown by 14%, growth rate that is faster than export markets in fiscal year 2015, driven largely by e-commerce.

IT Products

While our focus is on being a strategic provider of IT services and the system integrator of choice, we also provide IT products as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services where we provide a full suite of IT services and products. To fulfill system integration projects, we sell IT hardware and software licenses. The hardware products and software licenses sold are classified under the IT Products segment.

According to the NASSCOM Report, the hardware segment of the IT-BPM market in India is estimated to be $13.1 billion in fiscal year 2015 or 27% of the India IT-BPM industry. The key components of the hardware industry are servers, desktop, notebook and tablet computers, storage devices, peripherals, printers and networking equipment. Recent trends indicate a rising demand for tablet computers and weakening demand for desktop computers. Demand for storage equipment and IT security products has increased as more data is generated and stored.

Increased use of computing devices in education and consistent demand from enterprises are key factors driving the continued growth of this market. Additionally, the Government of India is promoting initiatives to provide low cost, affordable computing devices, which is expected to also fuel growth. Increased adoption of virtualization and cloud computing technologies, large-scale digitization and the increased importance of big data and analytics have also contributed to growth in the server and storage markets. Demand for networking equipment is increasing as businesses invest in expanding and upgrading their infrastructure and as market penetration of mobile devices, teleconferencing and voice over internet protocol increases.

Further, with the Government of India’s emphasis on smart cities, financial inclusion programs and the Digital India and Make-in-India campaigns, we foresee significant increases in IT investments by the public and private sector which will result in increased business opportunities for IT services and products in the medium to long term horizon.

Business Overview

We are one of the leading global IT services providers. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located around the world, including in India, the U.S., Europe, Australia, the Philippines and China. We develop and integrate solutions that enable our clients to leverage IT in achieving their business objectives at competitive costs. We use our quality processes and global talent pool to deliver “time to development” advantages, cost savings and productivity improvements.

Our IT Services business provides a range of IT and IT-enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, research and development and hardware and software design to leading enterprises worldwide. Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we serve are undergoing rapid changes due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. On the technology front, digital transformation has changed the demand for IT services. Pressures on cost-competitiveness and an uncertain economic environment are causing clients to develop newer business models. Development of advanced technologies such as cloud based offerings, big data analytics, mobile applications and the emergence of social media are shifting the point of decision-making on IT sourcing within clients’ organization. We believe that these trends provide us with significant growth opportunities.

Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, storage, networking, security and software products, including databases and operating systems. We have a diverse range of clients, primarily in the India and Middle East markets from small and medium enterprises (“SMEs”) to large enterprises in all major industries. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals and honor our warranty and service obligations.

Our Competitive Strengths

We believe that the following are our principal competitive strengths:

Comprehensive range of IT Services

We provide a comprehensive and integrated suite of IT solutions, including applications, infrastructure, engineering, cloud and mobility services, business process services, analytics and consulting. We have more than two decades of experience in product engineering, software development, re-engineering and maintenance, and provide managed IT support services to clients through our offshore development centers in India, several near-shore development centers located in regions closer to our clients’ offices and onsite at client premises. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning (“ERP”), supply chain management (“SCM”) and customer relationship management (“CRM”). In many large outsourcing deals, business process services are an integral part of the total services outsourced. Our ability to provide an integrated service offering combining business process services, application services and infrastructure services has proven to be a strong competitive advantage over other IT services providers and standalone BPM service providers.

Broad range of research and development services

Due to our strengths in research and development services, we are well positioned to benefit from the continuing increase in global research and development spending. We are one of the few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. We are one of the largest independent third-party research and development service providers in the world, with over three decades of experience in electronic product design services. We have been rated number one in engineering and research and development services by Zinnov for the last five successive years. According to the NASSCOM Report, software products, engineering, and research and design services produced in India are estimated at US$24 billion in fiscal 2015. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software. We also provide research, development and design services for software used in mobile phones, home or office appliances, medical devices, industrial automation and automobiles.

Global Delivery Model

Our Global Delivery Model leverages our global, regional and local near shore development centers and collaborative technologies to help us better serve our clients in this modern technology era. We were among the first India-based IT services companies to implement the Global Delivery Model as a method for delivering high quality services to international customers and currently about two thirds of our customers are serviced from two or more countries. Our Global Delivery Model allows us to utilize the best talent available, wherever it is located, to achieve the best financial and delivery results possible. Our Global Delivery Model provides our customers with the following key benefits:

•	24 hour capabilities across multiple time zones;

•	highly skilled technology professionals;

•	cost competitiveness across geographic regions;

•	uninterrupted service delivery through multi-location redundancy; and

•	an integrated workflow based system with reusable tools and knowledge management.

Our near-shore development centers cover multiple locations in the U.S. and U.K., with our largest U.S. center located in Atlanta. Other locations in the Americas include Mexico City, Cautitlan and Monterrey in Mexico; Buenos Aires in Argentina; Curitiba and Sao Paulo in Brazil; and Mississauga, Brantford and Calgary in Canada. Delivery Centers in Europe include Renne and Paris in France; Nuremburg, Munich and Meerbusch in Germany; Hoofddorp and Eindhoven in the Netherlands; Shannon in Ireland; Maia in Portugal; Bucharest and Timisoara in Romania; Warsaw and Gdansk in Poland; Lustenau in Austria; Budapest in Hungary; and Espoo, Oulu and Tampere in Finland. Delivery centers in the Asia-Pacific region and the Middle East, excluding India, include Singapore, Darul Ehsan in Malaysia; Cebu and Manila in the Philippines; Yokohama in Japan; Shanghai and Chengdu in China; Melbourne, Parramatta and Adelaide in Australia; Khobar in Saudi Arabia; and Dubai in the United Arab Emirates.

Our Global Delivery Model is based on:

•	New technology platforms for collaborative application lifecycle management, enterprise crowdsourcing, IT optimization and transformation and integrated IT services;

•	Worldwide delivery capabilities that leverage our global delivery centers, regional delivery centers and local delivery centers;

•	Innovative use of open-source technologies that can reduce costs and shrink development timelines; and

•	Next-Generation (“Next-Gen”) delivery practices that include delivering business value and utilizing local talent and modern process implementations, quality assurance programs and innovation centers.

Through our globally connected delivery centers and depth of capabilities, we have accelerated the speed to market our solutions.

Ability to access, attract and retain skilled IT professionals

We have near-shore development centers in the Americas, Europe, China and the Philippines which help us in attracting and retaining local talent in these geographies. We have been hiring MBA and engineering graduates from major universities in the U.S. and Europe which is helping us to expand our local footprint in these geographies. In India, we partner with leading universities to offer to our non-engineering talent pool a program that combines classroom education with on-the-job training towards a Master’s degree in software engineering. As of March 31, 2015, we employed over 140,000 employees in our IT Services business.

We believe that our ability to retain highly skilled personnel is enhanced by our leadership position in the industry, ability to offer opportunities to work with cutting edge technologies and our focus on training and compensation. We offer learning opportunities to our personnel aimed at developing and refining their professional skills. We offer a breadth of online, classroom and consortium based learning programs in technical, domain and leadership space. In addition, we offer the Integrated Talent Management System, a learning platform which offers our workforce access to learning resources at anytime from any location. Our innovative variable and performance linked compensation programs are important in attracting and retaining qualified personnel. We also grant Restricted Stock Units (“RSUs”) to employees in managerial and senior managerial levels.

Strong brand recognition

Wipro is a global information technology consulting and outsourcing company serving over 1,000 clients in over 175 cities across 6 continents. Today, the Wipro brand is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

In 2015, Wipro was recognized as a global leader in the software & service category of the Dow Jones Sustainability World Indices for the fifth year in a row. Wipro was also named as one of the World’s Most Ethical Companies by Ethisphere Institute for the fourth successive year. Today we are a trusted partner of choice for global businesses looking for technology interventions. We enhance the value of our brand through aggressive digital marketing campaigns, participating in global events in the space of future technologies, showcasing our technology prowess through our Technovation Centre, maintaining thought leadership through publications, forging relationships with Global Alliances partners and establishing close engagement with industry analysts and leaders.

Our Business Strategy

Our goal is to drive industry leading growth that is sustainable and profitable across our business segments. The Wipro strategy is based on our vision to serve our customers and address both their “Run” and “Change” needs. Thus our strategy is focused on helping customers transform both the Run and Change facets of their businesses.

The Run strategy is focused on helping clients achieve significant efficiencies in their core operations through driving significant hyper-automation, driving business outcomes through integrated services deployment and building IP assets and capabilities, while the Change strategy is focused on helping clients go digital in the new world.

Approach to driving Run strategy

Through the Run strategy, we aim to drive revenue growth in our core businesses through services and solutions.

Driving Agility & Efficiency

As part of the Run strategy we seek to maintain agility and increased efficiencies in our organization by continuously improving the manner in which we develop and deliver our IT services. We develop preconfigured solutions, standardized delivery tools, use Lean methodologies and technology-enabled tools using artificial intelligence to increase the speed and efficiency of our IT services and provide our clients with faster, more accessible and more cost effective IT solutions. Where specialized solutions are required, we believe that our experienced and highly trained personnel can identify problems, develop solutions and deliver those solutions in a more efficient and cost effective manner. By deploying experienced and highly trained personnel across our service and product delivery offerings, we intend to further increase our effectiveness and efficiency.

Driving the full service portfolio across industry verticals backed up by deep industry knowledge

We continue to build specialized industry expertise in key verticals and offer a broad range of IT services in each of these key industry verticals. We have invested and continue to invest significant resources in understanding and prioritizing our solutions in various industry verticals. Within these verticals, we invest in developing deep industry knowledge, understanding the information and technology needs of major industry leaders and leveraging available technologies to deliver effective solutions and products to our clients and potential clients. We also seek to meet all of the IT services needs of clients in these verticals with a broad range of specialized service offerings that are designed to address the industry specific issues and needs of our clients.

Approach to driving Change Strategy

Towards driving the digital agenda, we are building capabilities around Digital, Internet of Things (“IOT”), Open Source and Artificial Intelligence (“AI”) while scaling our practices in social, mobile, analytics and cloud (“SMAC”). To support this effectively, we have invested in building a world class ecosystem through a US$ 100 million corporate venture capital fund aimed at investing in cutting edge start-ups in Digital, IOT, Big data, Open source and AI. Industry and research partnerships will play a key role in driving ecosystem collaboration and will be a key priority. In addition we will continue to pursue selective acquisitions and investments.

Acquisitions and investments are an important part of our corporate strategy to implement our Run and Change strategies. We believe our acquisition and investments program has the potential to further our strategic objectives, strengthen our competitive position, enhance our domain expertise and contribute to the growth and success of our company. In pursuing acquisitions and investments, we focus on opportunities where we can further develop our domain expertise, specific skill sets and our Global Delivery Model to maximize service and product enhancements and higher margins. We also use our acquisition and investments program to increase our presence in select geographies, increase our footprint in certain large customers and pursue select business opportunities. For example, we significantly increased our footprint in the United States and in the data center hosting business with the acquisition of Infocrossing, Inc., a then U.S. publicly listed company, in August 2007. In April 2011, we strengthened our presence in the energy, natural resources and utilities industry by acquiring the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation. In January 2014, we acquired Opus CMC, a leading US-based provider of mortgage due diligence and risk management services. This acquisition has strengthened our mortgage solutions and outsourcing business and complemented our existing offerings in mortgage origination, servicing and secondary market. In August 2014, the Company acquired ATCO I-Tek Inc., the provider of IT services to ATCO Group, a leading Canadian global utilities and logistics company, which allows the Company to further strengthen its positions in these industries. We also make strategic minority investments in companies that operate in high-end and niche technology areas including cloud, open source, artificial intelligence, advanced analytics and internet of things. In May 2013, we entered into a strategic partnership and acquired a minority stake with Opera Solutions LLC, a leading global big data science company headquartered in Jersey City, New Jersey. Certain additional investments were made during the year ended March 31, 2015. In March 2015, we entered into a strategic partnership and acquired a minority stake with Drivestream Inc., a leading Oracle cloud application systems integrator. This partnership gives Wipro and Drivestream’s customers the ability to benefit from Drivestream’s market leading Oracle cloud HCM and Oracle cloud ERP solutions and our end-to-end Oracle services.

To enable effective implementation of the Run and Change strategies, we are making focused investments in brand building, creating the right organization structure, processes, technology and people. For example, we continue to aggressively build awareness of the Wipro brand name among clients and consumers. We believe we can retain and strengthen the international reputation of our brand by ensuring that our brand name is associated with our position as a market leader committed to high quality services. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific markets. As an IT services business, we seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

Driving differentiation and leadership through our people

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

Operating Segment Overview

Following the Demerger, our business comprises of the IT Services and IT Products segments. To align ourselves with industry trends, we elected to start providing our IT Services segment revenue and results by industry verticals beginning with the year ended March 31, 2014. Please see Note 31 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Overview

We are a leading provider of IT services to enterprises across the globe. We provide a range of IT and IT-enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally using our Global Delivery Model.

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows:

•	Banking, Financial Services and Insurance (“BFSI”)

•	Healthcare and Life Sciences (“HLS”)

•	Retail, Consumer Goods, Transport and Government (“RCTG”)

•	Energy, Natural Resources and Utilities (“ENU”)

•	Manufacturing and High-Tech (“MFG”)

•	Global Media and Telecom (“GMT”)

IT Services Offerings

Our service offerings in each of these strategic business units are aligned with the technology needs of our customers, which include applications, infrastructure, engineering, cloud and mobility services, business process services, analytics, digital transformation and consulting. Our key service offerings are outlined below:

•	Business Application Services: Our Business Application Services offer integrated business solutions that span the application and technology landscape, from enterprise applications to security and testing. We help drive business innovation by integrating next generation technology into the enterprise IT landscape. Our services focus on employing the most advanced technologies, ensuring agility and flexibility in responding to client needs, standardizing and streamlining processes, and maintaining high quality levels. Our solutions streamline business processes, maximize and extend the value of package applications, and offer secure IT operations. We aggregate cutting-edge applications to drive collaboration and e-commerce with customers through these key practices:

•	Enterprise Application Services: Our Enterprise Application Services assist our customers’ transformation initiatives through Enterprise Resource Planning (“ERP”), Financial Management, Human Capital Management, Supply Chain Management, Customer Relationship Management and Application Management Services. We have strategic partnerships with many major ERP vendors, including Oracle and SAP, which enable us to provide tailored recommendations for the specific needs of our clients.

•	Business Collaboration and Customer Experience: We provide solutions that enhance client loyalty, drive business sales and increase clients workforce effectiveness. Our business collaboration and client experience solutions facilitate collaboration and e-commerce between clients and their partners, suppliers, distributors and internally among our clients’ employees.

•	Connected Enterprise Services: Our solutions like Encore (Next Gen Commerce Solution) enable businesses to engage customers, drive sales, enhance customer experience and create an integrated enterprise that delivers a consistent, omni-channel customer experience.

•	Mobility Solutions: We provide mobile strategy consulting, mobile user interface design services, mobile application development and testing as well as mobile security and device management.

•	Enterprise Architecture: We assist clients in establishing the structure, processes and tools for improvements in technology governance and the metrics they need to measure the alignment of their IT landscape with their business goals. Our solution enablers called “Smarter Applications” accelerate the adoption of next generation architectures.

•	Enterprise Security Solutions: We help enterprises to enhance their security strategies and information security with our comprehensive IT security services, including Risk Intelligence Center, Data Governance Center, Security Intelligence Center, Security Assurance Center and Security Management Center. Our solutions enhance performance and enable compliance programs to adapt with agility to constantly evolving business and IT risks.

•	Testing Services: We deliver functional assurance, better quality and enhanced performance with our offerings like risk-based testing, cloud testing, lifecycle automation testing, business assurance, and ready to deploy tools. Our solutions help our clients deploy applications and products with greater cost savings and faster time to market.

•	Open Source and SaaS Partnerships: We offer pre-built, integrated and validated application stacks of best-in-class open source products for enterprises like OpenApp Edge, OpenApp Connect, OpenApp Foundation, OpenApp Insights and OpenApp Experience. We also leverage commercial SaaS (Software-as-a-Service) solutions in partnership with industry leaders such as Salesforce.com, Workday and NetSuite.

•	Wipro Digital: Wipro Digital delivers large scale user-centered digital transformation programs across multiple industry segments. Working at the intersection of strategy, design and technology, Wipro Digital focuses on insight-interaction-integration strategy to simplify and amplify user experience; thus driving innovation for clients. Our approach to Customer Journey EngineeringTM solves the challenges and unlocks opportunities for our clients moving from defining customer experience to engineering customer journeys. Wipro Digital combines design expertise with deep industry and technology experience to create customer experiences by offering an end-to-end capability, from the front-office to the back-office, encompassing the internet of things (“IOT”), cognitive computing, data sciences, open source and other enabling technologies and platforms required for the consumer’s digital lifestyle. Furthermore, as consumers change their behaviors faster than firms can adapt, Wipro Digital brings a new way of working to clients, one that is agile, adaptive, iterative and multi-disciplinary.

•	Global Infrastructure Services: Our Global Infrastructure Services (“GIS”) provide end to end IT infrastructure and outsourcing services globally to customers across 60 countries. This suite of technology infrastructure services includes data centers, end-user computing solutions, networks, managed services, business advisory services and integrated cloud services, including review and analysis for cloud amenability, cloud-based IT infrastructure, as well as assurance, monitoring and management for cloud services and Global System Integration. As one of the pioneers in infrastructure management services, we are one of the fastest-growing providers of IT infrastructure and outsourcing services in the world, enabling customers to do business better by enabling innovation via standardization and automation, serving more than 700 clients with a global team of over 32,000 professionals backed by our network of 14 data centers spread across the US, Europe and the Asia-Pacific region.

•

The Product Engineering Services Group: Our Product Engineering Services Group (“PES”) provides comprehensive research and development services to facilitate breakthrough product and service transformations across all major industry verticals. Our specialized team of 14,000 engineers work with in-house innovation labs on various engineering research and development projects ranging from product strategy and proof of concept to product development, testing and compliance and outsourced manufacturing. Over the years, PES has added value to product engineering at numerous global corporations by building innovative customer experiences, personalizing products for new markets, integrating next-generation technologies, facilitating faster time-to-market, and ensuring global product compliance. The group is making significant developments in new age technology paradigms such as the IOT, cloud platforms, virtualization, smart devices, gesturing technology and artificial intelligence.

•	Wipro Analytics: Wipro Analytics addresses all aspects of artificial intelligence, machine learning, advanced analytics, data and information management and big data platforms. It provides solutions and services across these themes enabling clients to make informed business decisions. Our service offerings include:

•	Data Platform Engineering – Data Platform Engineering is focused on delivering online or connected services in the areas of Internet Scale Application, Data Platforms, cognitive platforms and High Performance Computing solutions. It builds complete solutions in the areas of large scale service delivery systems, Big Data systems and real-time low latency engineered systems for IOT, Trading, Advertising and other industrial applications – either via on premise or cloud based platforms. It also builds and delivers products such as the Big Data as a Service to drive non-linear revenues.

•	Big Data Analytics – Big Data Analytics creates and delivers analytical platforms and solutions which help organizations make forward looking decisions in real-time or near-real time. This practice utilizes open source platforms like Hadoop, No-SQL database and real-time streaming technologies to build the next generation information foundation. It builds the data science layer which specializes in areas of predictive & prescriptive analytics leveraging statistical modelling, machine learning and AI techniques to provide decision engineering capabilities.

•	Data Warehousing & Appliances and CXO Services – Data Warehousing and Appliances focuses on providing solutions and services in the creation of enterprise-wide data warehouses and operational data platforms leveraging Data Appliances and traditional Relational Databases. CXO services is chartered with creating innovative business solutions addressing the CXOs.

•	Information Management – Information Management offers the full suite of tools and technologies across the value chain of data including Information Architecture & Strategy, Master Data Management (“MDM”), Information Life cycle Management, Data Quality, Data Migration and Data Integration.

•	Business Intelligence – Business Intelligence (“BI”) focuses on providing actionable insights using BI tools and interactive reports to help decision makers make informed decisions, identify new business opportunities and create sustainable competitive advantage.

•	Business Process Services (formerly referred to as Business Process Outsourcing): Our Business Process Services (“BPS”) enable clients to improve their processes, reduce costs and create economies of scale. We offer customized service offerings that translate into flexible and cost effective services of the highest quality for our customers. We are uniquely positioned to service customer requirements by leveraging our quality and innovation, talented employees, self-sustaining process framework and domain knowledge. We have invested in business operations platforms driven by analytics, pre-built process libraries, business design and process management components to enable us to help our customers effectively manage their business operations. In many large outsourcing deals, BPS is an integral part of the total services outsourced. Integrating BPS into our portfolio of service offerings has provided us with a strong competitive advantage over other stand-alone IT services providers. Our service offerings include:

•	customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	finance and accounting and procurement services, such as accounts payable and accounts receivable processing; procure to pay and managed procurement services;

•	process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management;

•	knowledge process outsourcing services which involve high-end knowledge work on intellectual property, equity and finance, analytics, market research and data management; and

•	process transformational offerings, such as automated chats and e-mails, speech analytics and interactive voice response based voice solutions.

•	Consulting: Wipro Consulting Services (“WCS”) helps organizations enhance business effectiveness through operational excellence, derive value through technology-enabled transformation and face tomorrow’s challenges. We offer these business-focused, function-driven and technology-enabled transformations by drawing on industry best practices, our deep industry expertise and our Global Delivery Model. We deliver solutions that are measurable, implementable and customized to client’s requirements.

We deliver value to clients through six industry leading consulting practices: Finance and Accounting, Governance, Risk and Compliance, Human Resources and Business Change Management, Industry Services, Process Excellence and Value Chain Management. Our consultants are based across North America, Western Europe, India, the Middle East, Africa and the Asia-Pacific Region. We offer end-to-end 360 degree services, from strategy to design to implementation, combining the benefits of proximity and global leverage.

IT Services Clients

We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue(US$)	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
1-3 million	199	223	231
3-5 million	78	58	80
>5 million	213	220	231

Total > 1 million	490	501	542

The largest client of our IT Services business accounted for 3%, 4% and 4% of revenues from the IT Services business as a whole for the years ended March 31, 2013, 2014 and 2015. The five largest clients of our IT Services business accounted for 13%, 14% and 13% of our total IT Services revenues for the years ended March 31, 2013, 2014 and 2015, respectively.

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

Sales: We believe that the customer always comes first. We believe we can achieve higher levels of client sales and client satisfaction by structuring ourselves based on the following key elements:

•	Client Relationship: We have designated global client partners that have primary responsibility for the client relationship, providing single-person accountability and single-person sales responsibility.

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in their industry.

•	Proactive Solutions: We have a consulting-led approach to sales where our sales teams provide proactive solutions to prospective clients rather than only offer our software services capabilities.

•	Geographic Focus: Our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

Marketing: Our marketing organization complements our sales teams by:

•	Building on our brand as a global leader in consulting and IT services;

•	Positioning our brand with clients as a thought leader and a solution provider that deploys innovative techniques to solve difficult as well as day-to-day problems; and

•	Participating in industry events which drive sales by showcasing our services, products and strategic alliances.

IT Services Competition

The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms and global IT services companies such as Accenture, IBM Global Services, Cognizant Technology Solutions Corporation, Tata Consultancy Services and Infosys Limited.

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

IT Services Industry Verticals

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows:

•	Banking, Financial Services and Insurance (“BFSI”): BFSI is our biggest industry vertical in terms of revenue and includes clients in the banking, insurance and securities and capital market industries. Our banking practice has partnered with many of the world’s leading banks. Our insurance practice has been instrumental in delivering success for our Fortune 100 insurance clients through our solutions accelerators, intellectual property, end-to-end consulting services and flexible global delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions, to address business priorities including operational efficiency, cost optimization, revenue enhancement and regulatory compliance.

•	Manufacturing and High-Tech (“MFG”): We provide IT Services across the entire manufacturing ecosystem. We offer a range of solutions across various domains including process manufacturing and Industrial & General Manufacturing and High-Tech industries. We provide strategic business and technology solutions and advise customers on business process optimization and engineering such as Supply Chain Management (“SCM”), Product Lifecycle Management (“PLM”) and Manufacturing Execution Solutions (“MES”). Our industry aligned business model gives us a deep understanding of our customers’ businesses to build industry specific solutions through our dedicated ‘Industry Centers of Excellence’ while our technology practices provide us the ability to keep our customers ahead on the ever-advancing technology curve through a catalog of technology solutions and frameworks. Our portfolio of services and solutions ranges from customized application development and integration to infrastructure management to business process services. We help our clients design intelligent customer experiences, implement intuitive man-to-machine interactions, gain customer and industry insights using cloud, mobility and analytics, drive innovation using mobile devices and create autonomic customer-facing services.

•	Global Media and Telecom (“GMT”): For the past two decades, we have offered services across the entire telecommunications and media value chain, serving network equipment providers, device vendors, service providers and content providers. We assist clients in dealing with the business changes arising from disruptions caused by new technologies, new enterprise and consumer services and shifting regulations.

•	Retail, Consumer Goods, Transportation and Government (“RCTG”): We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product and customer performance across the globe. We provide strong consumer-centric insight and project execution skills across retail, consumer goods, transportation and government industries. Our domain specialists work with customers to maximize value through technology investments.

•

Energy, Natural Resources and Utilities (“ENU”): Our ENU industry vertical is strongly positioned to meet the evolving needs of clients in the oil and gas, utilities, mining, and engineering and construction industries globally. Our energy practice has helped clients, primarily in the oil and gas sectors, address complexity through solutions which can effectively collect data from oil wells to retail outlets, integrate different parts of the value chain to increase transparency and provide tools and solutions to effectively analyze data. We are a strategic partner for many of the world’s major oil and utility companies. We have also commenced engagements with some of the world’s largest mining companies. We help large utility firms manage assets, reduce operational costs and enhance revenue by improving customer satisfaction. We have leveraged our experience in oil and gas and utilities to provide comprehensive solutions to the mining and engineering and construction industries, and our acquisition of SAIC’s global oil and gas business unit in fiscal year 2012 has strengthened our capabilities and presence in this sector. More recently, in August 2014, we acquired ATCO I-Tek, the provider of IT services to ATCO Group, a leading Canadian global utilities and logistics company. We have expertise in domains such as consulting, program management, solution architecting and packaged delivery capability. We can assist our clients improve customer satisfaction, increase efficiency of service delivery and asset management, introduce smart solutions, and discover and integrate newer sources of energy. We are also helping our clients digitize and automate operations, create collaborative work environments, reduce the cost of exploration and extraction, and addressing the need for sustainable practices. We are also developing compliance solutions in the areas of health, safety, and security.

•	Healthcare and Life Sciences (“HLS”): We offer a comprehensive portfolio of solutions and service offerings across payers, providers, e-health and government funded programs, bio pharmaceutical and medical devices segments. Our centralized, scalable and high quality software delivery capability coupled with our deep domain knowledge has helped us to provide innovative solutions which enable our clients to meet their business objectives of patient centricity, regulatory compliance, commercial effectiveness and revitalizing innovation. We have substantial experience in supporting global IT transformational initiatives, leading with our areas of traditional strength – infrastructure services, business process services and application services as well as new areas -mobility, analytics and domain based solutions.

IT Products

In order to offer comprehensive IT system integration solutions, we use a combination of hardware products, (including servers, computing, storage, networking, security) and related software products, (including databases and operating systems) and integration services. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to honor our warranty and service obligations. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions.

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India and Middle East markets, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers, none of whom individually account for more than 10% of our overall IT Products segment revenues.

IT Products Sales and Marketing

We resell third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. We use an integrated sales team approach that allows us to deliver a complete sales and delivery experience to the customer with a single point of accountability through designated global customer partners. Our global customer partners receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

The IT products market is a dynamic and highly competitive market. In the marketplace, we compete with both international and local providers. Our local competition comes from HCL and TCS, among others. Our international competitors include IBM, Dell and HP.

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

Markets and Sales Revenue

Following the Demerger, effective March 31, 2013, our business comprises of the IT Services and IT Products segments. To align ourselves with industry trends, we elected to start providing our IT Services segment revenue and results by industry verticals beginning with the year ended March 31, 2014. The IT Services segment information for the comparative period (year ended March 31, 2013) by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable. Our revenues for the last three fiscal years for the continuing operations are as follows:

	Year ended March 31,
	2013		2014		2015
	(in millions)
IT Services	Rs.	338,431	Rs.	399,509	Rs.	440,180
IT Products		39,238		38,785		34,006
Reconciling items		(787)		(666)		(1,004)

	Rs.	376,882	Rs.	437,628	Rs.	473,182

Information by industry verticals for the IT Services segment for the years ended March 31, 2014 and 2015 are as follows:

	Year ended March 31,
	2014		2015
	(in millions)
IT Services segment
BFSI	Rs.	106,035	Rs.	115,505
MFG		74,423		80,303
GMT		55,105		61,050
RCTG		58,893		62,209
ENU		63,923		71,229
HLS		41,130		49,884

Total	Rs.	399,509	Rs.	440,180

Our revenues for the last three fiscal years by geographic areas for continuing operations are as follows:

	Year ended March 31,
	2013		2014		2015
	(in millions)
India	Rs.	48,472	Rs.	46,235	Rs.	45,814
Americas		172,461		200,343		227,328
Europe		99,639		120,868		124,523
Rest of the world		56,310		70,182		75,517

	Rs.	376,882	Rs.	437,628		473,182

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

India has now complied with all World Trade Organization (“WTO”) requirements with respect to intellectual property protection, which means that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights. Nevertheless, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

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

As of March 31, 2015, our continuing operations held more than 500 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. We also have 150 registered patents in various countries. We have approximately 428 patent applications and over 210 trademark applications pending for registration in various jurisdictions across the world.

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

We are also subject to several legislative provisions relating to storage of explosives, environmental protection, pollution control, essential commodities and operation of manufacturing facilities. Noncompliance with these provisions may lead to civil and criminal liability or delays in obtaining approval from the requisite governmental authorities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Our subsidiaries as of March 31, 2015 are listed in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc		USA
		Opus Capital Markets Consultants LLC	USA
	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC (Formerly Promax Analytics Solutions Americas LLC)		USA
	Wipro Insurance Solution LLC		USA
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K
		Wipro Information Technology Austria GmbH (Formerly Wipro Holdings Austria GmbH)(A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited(A)	U.K U.K
		Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd)		Poland Australia
	Wipro Corporate technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Information Technology Netherlands BV		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited(A)	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan

Wipro Technologies W.T. Sociedad Anonima

Wipro Outsourcing Services (Ireland) Limited

Wipro IT Services Ukraine LLC

Wipro Technologies Norway AS

Wipro Technologies VZ, C.A.

Wipro Technologies Peru S.A.C

Costa Rica Ireland Ukraine Norway Venezuela Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)(A)	Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC Wipro Technologies Spain S.L.		Sultanate of Oman Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of the equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is held by the Company.

In addition, to the above entities, the Company controls “The Wipro SA Broad Based Ownership Scheme Trust” and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd and Wipro Technologies Canada Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH (Formerly Wipro Holdings Austria GmbH)			Austria
	Wipro Technologies Austria GmbH		Austria
	New Logic Technologies SARL		France
Wipro Europe Limited (formerly SAIC Europe Limited)			U.K
	Wipro UK Limited		U.K
	Wipro Europe SARL		France
Wipro Portugal S.A.			Portugal
	SAS Wipro France		France
	Wipro Retail UK Limited		U.K
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)			Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)		Australia
Wipro Technologies Canada Limited			Canada
	Wipro Solutions Canada Limited (formerly ATCO I-Tek Inc.)		Canada

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc. Benefit Trust*	Trust	India

*	Pursuant to the announcement issued as part of the press release on October 22, 2014, Wipro Inc. Benefit Trust sold all 1.8 million shares of Wipro Limited and the same is reflected in the consolidated financial statements for the year ended March 31, 2015.

Property, Plant and Equipment

Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 0.30 million square feet. We have approximately 1.31 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 32.32 million square feet of land, including approximately 12.83 million square feet of owned software development facilities in India and over 4.60 million square feet of leased software development premises in India. We have approximately 2.03 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 0.98 million square feet at various locations in the Americas.

We incurred capital expenditures of Rs. 10,616 million, Rs. 8,913 million and Rs. 12,661 million during the fiscal years ended March 31, 2013, 2014 and 2015, respectively. These capital expenditures were primarily incurred on new software development facilities and IT assets in India for our IT Services and IT Products operating segments.

We have 59 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 109 similar facilities located in the following regions: Europe, the Middle East, Africa and the Asia-Pacific region (other than India).

We have two manufacturing sites, which are approximately 0.2 million square feet and approximately 0.4 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have taken the other facility located in Kotdwar, India on a long-term lease.

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2015, we have capital commitments of Rs. 1,262 million (US$ 20.3 million) related to the construction or expansion of our software development facilities. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and investments held as of March 31, 2015.

Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, except as set forth below, we are not party to any pending legal proceedings whose resolution could have a material impact on our financial position.

As we have previously disclosed, the SEC has issued a formal order directing a private investigation by the Staff of the Enforcement Division of, among other things, issues relating to auditor independence, our internal financial controls and books and records, and the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We continue to fully cooperate with the SEC’s investigation. The outcome of the SEC’s review of this matter is uncertain. Adverse determinations by the SEC could have a material adverse effect on us.

In the ordinary course of business, we receive tax assessment orders from various tax authorities. Please see the description of our tax proceedings before the Deputy Commission of Income Tax, Bangalore, India under the section titled “Income Taxes” under Item 5 of this Annual Report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

(in millions, except share data and where otherwise stated)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 of this Annual Report on Form 20-F. This section and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to those discussed in the subsection entitled “Risk Factors” above.

Overview

We are a leading global information technology, or IT services company headquartered in Bangalore, India. We provide a comprehensive range of IT services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure services, business process services, research and development and hardware and software design to leading enterprises worldwide. We use our development centers located around the world, quality processes and a global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We are an innovation-led, digital transformation partner built for today’s digital challenges, serving a diverse range of clients, from small and medium enterprises (“SME”) to large enterprises in all major industries.

While we focus on being a strategic provider of IT services and the system integrator of choice, we also provide a range of third-party IT products encompassing computing, storage, networking, security and software products, including databases and operating systems as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services and we sell third-party IT hardware and software licenses to fulfill our system integration projects. The hardware products and software licenses sold are classified under the IT Products segment. Effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We will continue to fill existing orders and honor our warranty and service obligations. We will continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals.

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

Trend Information

IT Services: Globally, enterprises are increasingly outsourcing their technology and IT services requirements to global IT services providers who can deliver high quality service across regions and at competitive costs. We expect cost pressures affecting enterprises will boost demand for IT Service providers who can provide efficient solutions that reduce overhead and fixed costs. However, the same cost pressures could limit our ability to raise prices. This, we believe, might result in heightened levels of competition among IT companies, particularly in the IT sourcing environment where there is a shift in favor of vendor consolidation, which may limit our ability to optimize pricing. However, we continuously strive to differentiate ourselves from the competition and sustain prices and profits by developing innovative service delivery models, providing better industry solutions, adopting new pricing strategies and demonstrating our value proposition to clients. We have been investing in intellectual property to develop automated IT solutions, self-healing tools and artificial intelligence engines that can be deployed for customers. We have invested in ServiceNXT™, our next generation integrated Managed Services framework that optimizes IT operations in applications, infrastructure and security domains. We have also acquired businesses to augment our existing services and capabilities.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2015 is 34.11%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Our limited ability to increase prices;

•	Increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Strengthening our delivery model;

•	Developing cost containment initiatives and driving higher employee productivity;

•	Increasing automation capabilities to reduce cost and efforts and investing in developing Intellectual Property;

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.

IT Products: In our IT Products segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. As previously indicated, effective as of the quarter ended December 31, 2013, we ceased manufacturing “Wipro” branded desktops, laptops and servers.

Our IT Products segment is subject to seasonal fluctuations. Our IT Products revenue is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment and macroeconomic factors.

Accordingly, our quarterly revenue, operating income and profit for the period have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Dividends: For the fiscal year ended March 31, 2015, we declared an interim dividend of Rs. 5 per share and recommended a final dividend of Rs. 7 per share, for a total dividend for the year of Rs. 12 per share. This is Rs. 4 per share more than the total dividend issued for the fiscal year ended March 31, 2014. For the fiscal year ended March 31, 2015, the dividend payout ratio (including the dividend distribution tax) will be in excess of 40%, an increase of approximately 10% from the dividend payout ratio for the previous year. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

Results of Operations

Our revenue and profit from continuing operations for the years ended March 31, 2013, 2014 and 2015 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,						Year on Year change
	2013		2014		2015		2014-13		2015-14
	(in millions except earnings per share data)
Revenue(1)	Rs.	376,882	Rs.	437,628	Rs.	473,182	16.12%		8.12%
Cost of revenue		(260,665)		(295,488)		(321,284)	13.36%		8.73%
Gross profit		116,217		142,140		151,898	22.31%		6.87%
Selling and marketing expenses		(24,213)		(29,248)		(30,625)	20.79%		4.71%
General and administrative expenses		(22,032)		(23,538)		(25,850)	6.84%		9.82%
Operating income		69,972		89,354		95,423	27.70%		6.79%
Profit attributable to equity holders		61,362		77,967		86,528	27.06%		10.98%

As a Percentage of Revenue:
Selling and marketing expenses		6.42%		6.68%		6.47%	(26	) bps	21	bps
General and administrative expenses		5.85%		5.38%		5.46%	47	bps	(8	) bps
Gross margins		30.84%		32.48%		32.10%	164	bps	(38	) bps
Operating Margin		18.57%		20.42%		20.17%	185	bps	(25	) bps

Earnings per share
Basic		25.01		31.76		35.25
Diluted		24.95		31.66		35.13

(1)	For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 374,256, Rs. 434,269 and Rs. 469,545 for the years ended March 31, 2013, 2014 and 2015, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.

Following the Demerger, the Company’s continuing operations are organized by two operating segments: IT services and IT Products. Our IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals. Our revenue and segment results are as follows:

	Year ended March 31,
	2013		2014		2015
	(in millions)
Revenue:
IT Services	Rs.	338,431	Rs.	399,509	Rs.	440,180
IT Products		39,238		38,785		34,006
Reconciling items		(787)		(666)		(1,004)

	Rs.	376,882	Rs.	437,628	Rs.	473,182

Segment results:
IT Services	Rs.	69,933	Rs.	90,333	Rs.	97,649
IT Products		990		310		374
Reconciling items		(951)		(1,289)		(2,600)

	Rs.	69,972	Rs.	89,354	Rs.	95,423

Information by industry verticals for the IT Services segment for the years ended March 31, 2014 and 2015 are as follows:

	Year ended March 31, 2014		Year ended March 31, 2015
	(in millions)		(in millions)
Revenue:
IT Services industry verticals
Banking, Financial Services and Insurance (“BFSI”)	Rs.	106,035	Rs.	115,505
Manufacturing and High-Tech (“MFG”)		74,423		80,303
Global Media and Telecom (“GMT”)		55,105		61,050
Retail, Consumer Goods, Transportation and Government (“RCTG”)		58,893		62,209
Energy, Natural Resources and Utilities (“ENU”)		63,923		71,229
Healthcare and Life Sciences (“HLS”)		41,130		49,884

	Rs.	399,509	Rs.	440,180

Segment Result:
IT Services industry verticals
Banking, Financial Services and Insurance (“BFSI”)	Rs.	24,153	Rs.	27,378
Manufacturing and High-Tech (“MFG”)		17,348		17,127
Global Media and Telecom (“GMT”)		11,569		13,574
Retail, Consumer Goods, Transportation and Government (“RCTG”)		13,012		13,190
Energy, Natural Resources and Utilities (“ENU”)		17,418		17,561
Healthcare and Life Sciences (“HLS”)		7,637		10,565
Others		—		583
Unallocated		(804)		(2,329)

	Rs.	90,333	Rs.	97,649

Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Analysis of results

Results of operations for the years ended March 31, 2015 and 2014

Our revenue increased by 8.1%. This was driven primarily by a 10.2% increase in revenue from our IT Services segment and offset partially by a 12.3% decrease in revenue from our IT Products segment. The increase in IT Services revenues was driven by growth in our Healthcare and Life Sciences industry vertical, Energy, Natural Resources and Utilities industry vertical and Global Media and Telecom industry vertical, as well as depreciation of the Indian rupee against the U.S. dollar.

The table below gives our revenue by geographic segments for year ended March 31, 2014 and 2015:

	Percentage of revenues Year ended March 31,
Geographic Segments	2014	2015
India	11%	10%
Americas	46%	48%
Europe	28%	26%
Rest of the world	15%	16%

The geographical segmentation is based on consolidated reported revenues of IT Services and IT products segments in Indian rupee. The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 8.7% primarily on account of increases in employee compensation due to rupee depreciation, salary increases, stock compensation awarded and increases in headcount during the year, and increase in subcontracting/technical fees/third party application fee.

	Year ended March 31,		Year on Year
Cost of revenues	2014	2015	2015-14
Employee compensation	173,651	189,959	16,308
Raw materials, finished goods, process stocks and stores and spares consumed	30,685	27,604	(3,081)
Subcontracting/technical fees/third party application	43,028	51,737	8,709
Travel	13,441	15,192	1,751
Depreciation, amortization and impairment charge	10,245	11,414	1,169
Repairs	9,747	10,131	384
Communication	4,681	4,414	(267)
Rent	2,839	3,047	208
Others	7,171	7,786	615

Total	295,488	321,284	25,796

As a result of the foregoing factors, our gross profit as percentage of our total revenue from continuing operations decreased by 38 basis points (bps).

Our selling and marketing expenses as a percentage of total revenue decreased from 6.7% for the year ended March 31, 2014 to 6.5% for the year ended March 31, 2015. In absolute terms, selling and marketing expenses increased by 4.7%, primarily due to increases in travel expenses and depreciation, amortization and impairment charges.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2014	2015	2015-14
Employee compensation	21,412	21,851	439
Travel	3,105	3,742	637
Depreciation, amortization and impairment charge	601	1,290	689
Repairs	267	399	132
Communication	675	726	51
Rent	658	675	17
Others	2,530	1,942	(588)

Total	29,248	30,625	1,377

Our general and administrative expenses as a percentage of revenue increased minimally from 5.4% for the year ended March 31, 2014 to 5.5% for the year ended March 31, 2015. In absolute terms, general and administrative expenses increased by 9.8%, primarily due to increases in employee compensation, legal and professional fees and travel expenses.

	Year ended March 31,		Year on Year
General and administrative expenses	2014	2015	2015-14
Employee compensation	11,505	13,028	1,523
Travel	1,973	2,750	777
Depreciation, amortization and impairment charge	260	119	(141)
Repairs	1,167	1,114	(53)
Rent	1,086	1,005	(81)
Legal and professional fees	2,558	3,608	1,050
Provision for doubtful debts	1,294	922	(372)
Others	3,695	3,304	(391)

Total	23,538	25,850	2,312

As a result of the foregoing factors, our results from operating activities (operating margin) as a percentage of revenue has decreased by 25 bps from 20.4% to 20.2%. However, our operating income increased by 6.8%, from Rs. 89,354 for the year ended March 31, 2014 to Rs. 95,423 for the year ended March 31, 2015.

Our finance expenses increased from Rs. 2,891 for the year ended March 31, 2014 to Rs. 3,599 for the year ended March 31, 2015. This increase is primarily due to increase of Rs. 808 in exchange loss on foreign currency borrowings and related derivative instruments. This increase has been partially offset by a decrease in interest expense by Rs.100 during the year ended March 31, 2015.

Our finance and other income increased from Rs. 14,542 for the year ended March 31, 2014 to Rs. 19,859 for the year ended March 31, 2015. This increase was due to an increase in cash available for investments due to enhanced cash flows. Additionally, gain on sale of investments increased by Rs. 2,251 and interest and dividend income increased by Rs. 3,066 during the year ended March 31, 2015 as compared to the year ended March 31, 2014.

Our income taxes increased by Rs. 2,024 from Rs. 22,600 for the year ended March 31, 2014 to Rs. 24,624 for the year ended March 31, 2015. Our effective tax rate decreased from 22.4% for the year ended March 31, 2014 to 22.0% for the year ended March 31, 2015. This decrease is primarily due to tax write-backs during the year subsequent to completion of assessments.

As a result of the foregoing factors, our profit attributable to equity holders increased by Rs. 8,561 or 11%, from Rs. 77,967 for the year ended March 31, 2014 to Rs. 86,528 for the year ended March 31, 2015.

Results of operations for the years ended March 31, 2014 and 2013

Our revenue from continuing operations increased by 16.12%. This was driven primarily by a 18.05% increase in revenue from our IT Services businesses. This was offset partially by a 1.15% decrease in revenue from our IT Products segment.

The table below gives our revenue by geographic segments for year ended March 31, 2014 and 2013:

	Percentage of revenues
	Year ended March 31,
Geographic Segments	2013	2014
India	13%	11%
Americas	46%	46%
Europe	26%	28%
Rest of the world	15%	16%

The geographical segmentation is based on consolidated reported revenues of IT Services and IT products segments in INR. The Americas refer to North and South America.

Our gross profit as a percentage of our total revenue from continuing operations has improved by 164 basis points (bps). This was primarily on account of improvement in gross profit as a percentage of revenue from our IT Services segment by 160 bps. This improvement was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 182 bps due to the discontinuation of the “Wipro” branded desktops, laptops and servers.

Cost of revenues as a percentage of revenues dropped by 164 basis points. However, in absolute terms, cost of revenues increased by 13.4% primarily due to increase in employee compensation on account of increase in headcount during the year, salary increases awarded during the year and rupee depreciation.

	Year ended March 31,		Year on Year
Cost of revenues	2013	2014	2014-13
Employee compensation	150,863	173,651	22,788
Raw materials, finished goods, process stocks and stores and spares consumed	31,148	30,685	(463)
Subcontracting/technical fees/third party application	35,610	43,028	7,418
Travel	10,962	13,441	2,479
Depreciation, amortization and impairment charge	8,914	10,245	1,331
Repairs	8,698	9,747	1,049
Communication	4,408	4,681	273
Rent	2,626	2,839	213
Others	7,436	7,171	(265)

Total	260,665	295,488	34,823

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

	Year ended March 31,		Year on Year
Selling and marketing expenses	2013	2014	2014-13
Employee compensation	17,308	21,412	4,104
Travel	2,088	3,105	1,017
Depreciation, amortization and impairment charge	624	601	(23)
Repairs	207	267	60
Communication	615	675	60
Rent	556	658	102
Others	2,815	2,530	(285)

Total	24,213	29,248	5,035

Our general and administrative expenses as a percentage of revenue from continuing operations decreased from 5.85% for the year ended March 31, 2013 to 5.38% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased by 6.84%, primarily due to an increase in such expenses across both segments, including increases in legal and professional fees and increases in repairs expenditures.

	Year ended March 31,		Year on Year
General and administrative expenses	2013	2014	2014-13
Employee compensation	11,456	11,505	49
Travel	1,602	1,973	371
Depreciation, amortization and impairment charge	375	260	(115)
Repairs	671	1,167	496
Rent	995	1,086	91
Legal and professional fees	2,024	2,558	534
Provision for doubtful debts	1,176	1,294	118
Others	3,733	3,695	(38)

Total	22,032	23,538	1,506

As a result of the foregoing factors, our operating income from continuing operations increased by 27.70%, from Rs. 69,972 for the year ended March 31, 2013 to Rs. 89,354 for the year ended March 31, 2014.

Our finance expenses from continuing operations increased from Rs. 2,693 for the year ended March 31, 2013 to Rs. 2,891 for the year ended March 31, 2014. This increase is primarily due to increase of Rs. 193 in exchange loss on foreign currency borrowings and related derivative instruments. This increase is also due to an increase in interest expense by Rs. 5 during the year ended March 31, 2014.

Our finance and other income from continuing operations increased from Rs. 11,317 for the year ended March 31, 2013 to Rs. 14,542 for the year ended March 31, 2014. Our gain on sale of investments decreased by Rs. 554 and interest and dividend income increased by Rs. 3,779 during the year ended March 31, 2014 as compared to the year ended March 31, 2013. This increase was due to an increase in cash available for investments due to increased availability of cash flows.

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

As a result of the foregoing factors, our profit from continuing operations attributable to equity holders increased by Rs. 16,605 or 27.06%, from Rs. 61,362 for the year ended March 31, 2013 to Rs. 77,967 for the year ended March 31, 2014.

Segment Analysis

The Company is organized into two operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (“BFSI”), Healthcare and Life Sciences (“HLS”), Retail, Consumer, Transport and Government (“RCTG”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing and High-Tech (“MFG”), Global Media and Telecom (“GMT”). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the Statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. Under certain system integrator contracts in the IT Services segment, the Company also delivers hardware, software products and other related deliverables, and revenue relating to these items is reported as IT Products revenue. Effective as of the quarter ended December 31, 2013, the Company ceased manufacturing ‘Wipro’ branded desktops, laptops and servers, though we continue to honor certain preexisting obligations.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services and research and development services in the areas of hardware and software design.

Our IT Services segment accounted for 90%, 91.1% and 93% of our total revenue for the years ended March 31, 2013, 2014 and 2015, respectively and 99%, 100% and 102.3% of our operating income for the years ended March 31, 2013, 2014 and 2015, respectively.

	Year ended March 31,						Year on Year change
	2013		2014		2015		2014-13		2015-14
Revenue(1)	Rs.	338,431	Rs.	399,509	Rs.	440,180	18.05%		10.18%
Gross profit		112,938		139,702		150,124	23.70%		7.46%
Selling and marketing expenses		(22,335)		(27,338)		(28,060)	22.40%		2.64%
General and administrative expenses		(20,670)		(22,031)		(24,998)	6.58%		13.47%
Segment results		69,933		90,333		97,649	29.17%		8.10%
As a percentage of revenue:
Selling and marketing expenses		6.60%		6.84%		6.37%	(24)	bps	47	bps
General and administrative expenses		6.11%		5.51%		5.68%	60	bps	(17)	bps
Gross margin		33.37%		34.97%		34.11%	160	bps	(86)	bps
Segment results		20.66%		22.61%		22.18%	195	bps	(43)	bps

(1)	For the purpose of segment reporting, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 335,307, Rs. 396,088 and Rs. 436,646 for the years ended March 31, 2013, 2014 and 2015, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2014		2015
Business unit	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Banking, Financial Services and Insurance (“BFSI”)	26.5%	26.7%	26.3%	28.1%
Manufacturing and High-Tech (“MFG”)	18.6%	19.2%	18.2%	17.5%
Global Media and Telecom (“GMT”)	13.8%	12.8%	13.9%	13.9%
Retail, Consumer Goods, Transportation and Government (“RCTG”)	14.8%	14.4%	14.1%	13.5%
Energy, Natural Resources and Utilities (“ENU”)	16.0%	19.3%	16.2%	18.0%
Healthcare and Life Sciences (“HLS”)	10.3%	8.5%	11.3%	10.8%
Others	—	—	—	0.6%
Unallocated	—	(0.9)%	—	(2.4)%

Results of operations for the years ended March 31, 2015 and 2014

Our revenue from our IT Services segment increased by 10.18%. In absolute terms, we experienced growth across all IT Services industry verticals, particularly in HLS. In our IT Services segment, we added 194 new customers during the year ended March 31, 2015 across all industry verticals. Revenue from Global Infrastructure Services, Business Process Services and Business Application Services grew during the year. Amongst geographic segments, Americas regions showed strong growth.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 86 bps. The decrease in gross margin as a percentage of revenue is primarily attributable to an increase in employee compensation cost during the year ended March 31, 2015 as compared to year ended March 31, 2014 as part of our annual compensation review and annual progression cycle, partially offset by the depreciation in the value of the Indian rupee against the U.S. dollar.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 6.84% for the year ended March 31, 2014 to 6.37 % for the year ended March 31, 2015. In absolute terms, selling and marketing expenses increased Rs. 722. This increase is primarily attributable to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle and depreciation in the value of Indian rupee against the U.S. dollar.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.51% for the year ended March 31, 2014 to 5.68 % for the year ended March 31, 2015. In absolute terms, general and administrative expenses increased Rs. 2,967. This increase is primarily due to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle. The increase is further attributable to legal and professional expenses by approximately Rs. 985 and travel costs by approximately Rs. 789.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 43 bps. However, in absolute terms, the segment results of our IT Services segment increased by 8.10%.

Results of operations for the years ended March 31, 2014 and 2013

Our revenue from our IT Services segment increased by 18.05%. We experienced growth across all IT Services industry verticals, particularly in ENU and HLS. In our IT Services segment collectively, we added 174 new clients during the year ended March 31, 2014. Within service lines, Global Infrastructure Services, Analytics & Information Management and Business Process Services grew during the year. All geography segments showed strong growth led by Europe and the Others geographic segments.

Our gross profit as a percentage of our revenue from our IT Services segment increased by 160 bps. The increase in gross margin as a percentage of revenue is primarily attributable to the depreciation in the value of the Indian rupee against the U.S. dollar. This was partially offset by an increase in personnel compensation cost during the year ended March 31, 2014 as compared to year ended March 31, 2013.

Selling and marketing expenses as a percentage of revenue from our IT Services segment together increased from 6.60% for the year ended March 31, 2013 to 6.84% for the year ended March 31, 2014. This increase is primarily attributable to an increase in the number of sales personnel and an increase in the personnel cost due to increased compensation as part of our annual compensation review and annual progression cycle.

General and administrative expenses as a percentage of revenue from our IT Services segment as a whole decreased from 6.11% for the year ended March 31, 2013 to 5.51% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased Rs. 1,361. This increase is primarily due to an increase in legal and professional expenses by approximately Rs. 592, travel costs by approximately Rs. 261 and repairs costs approximately by Rs. 240.

As a result of the above, in absolute terms, the segment results of our IT Services segment increased by 29.17%.

IT Products

While we focus on being a strategic provider of IT services, our goal is to be the system integrator of choice so we provide IT products as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services, where we provide a full suite of IT services as well as complementary hardware solutions and software licenses. Revenue from the hardware products and software licenses sold is recorded under the IT Products segment. We have diverse range of clients across all major industries, primarily in the India and Middle East market.

Our IT Products segment accounted for 10%, 8.9% and 7.2% of our revenue for the years ended March 31, 2013, 2014 and 2015, respectively and 1%, 0.3% and 0.4% of our operating income for each of the years ended March 31, 2013, 2014 and 2015, respectively.

	Year ended March 31,						Year on Year change
	2013		2014		2015		2014-13		2015-14
Revenue(1)	Rs.	39,238	Rs.	38,785	Rs.	34,006	(1.15)%		(12.32)%
Gross profit		3,876		3,126		2,773	(19.35)%		(11.29)%
Selling and marketing expenses		(1,458)		(1,335)		(1,280)	(8.44)%		(4.12)%
General and administrative expenses		(1,428)		(1,481)		(1,119)	3.71%		(24.44)%
Segment results		990		310		374	(68.69)%		20.65%

As a Percentage of Revenue:
Selling and marketing expenses		3.72%		3.44%		3.76%	28	bps	(32	) bps
General and administrative expenses		3.64%		3.82%		3.29%	(18	) bps	53	bps
Gross margin		9.88%		8.06%		8.15%	(182	) bps	9	bps
Segment results		2.52%		0.80%		1.10%	(172	) bps	30	bps

(1)	For the purpose of segment reporting, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 38,909, Rs. 38,879 and Rs. 33,928 for the years ended March 31, 2013, 2014 and 2015, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 31 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2015 and 2014

Our revenue from the IT Products segment decreased by 12.32%, primarily due to decrease in revenue from domestic sales of computers and servers following cessation of manufacturing “Wipro” branded desktops, laptops and servers as of December 31, 2013.

Our gross profit as a percentage of our IT Products segment revenue increased by 9 bps. During the year ended March 31, 2014, the segment incurred a non-recurring expense due to the cessation of manufacturing “Wipro” branded desktop, laptops and servers.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 3.44% for the year ended March 31, 2014 to 3.76% for the year ended March 31, 2015. In absolute terms, selling and marketing expenses decreased by Rs. 55.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 3.82% for the year ended March 31, 2014 to 3.29% for the year ended March 31, 2015. In absolute terms, general and administrative expenses decreased by Rs.362 primarily on account of optimization initiatives.

As a result of the above, in absolute terms, segment results of our IT Products segment increased by 20.65%.

Results of operations for the years ended March 31, 2014 and 2013

Our revenue from the IT Products segment decreased by 1.15%, primarily due to a decrease in revenue from domestic sales of computers and servers following cessation of manufacturing “Wipro” branded desktops, laptops and servers as of December 31, 2013.

Our gross profit as a percentage of our IT Products segment revenue decreased by 182bps. This decrease is primarily due to depreciation in the value of the Indian rupee against the U.S. dollar, which impacted the cost of imported materials and also accounted for increased pricing competition in the domestic market. During the year, the segment also incurred a non-recurring expense due to the cessation of manufacturing “Wipro” branded desktop, laptops and servers. Excluding the non-recurring item of Rs. 209 million, operating income of the IT Product segment was Rs. 519 million.

Selling and marketing expenses as a percentage of our IT Products segment revenue decreased from 3.72% for the year ended March 31, 2013 to 3.44% for the year ended March 31, 2014. In absolute terms, selling and marketing expenses decreased by Rs.123. This decrease is on account of higher productivity achieved as well as due to realignment of the sales and marketing team after cessation of manufacturing of “Wipro” branded desktops, laptops and servers.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.64% for the year ended March 31, 2013 to 3.82% for the year ended March 31, 2014. In absolute terms, general and administrative expenses increased by Rs. 53.

As a result of the above, in absolute terms, segment results of our IT Products segment decreased by 68.69%.

Acquisitions

We pursue acquisitions to support our long term strategic direction, increase and strengthen our competitive presence in select geographies, expand our customer base and pursue select business opportunities In the last three fiscal years, we have made several acquisitions, including Opus CMC, a leading US-based provider of mortgage due diligence and risk management services in January 2014. In August 2014, the Company acquired control of ATCO I-Tek Inc., the provider of IT services to ATCO Group, a leading Canadian global utilities and logistics company. We also make strategic minority investments in companies that operate in high-end and niche technology areas including cloud, open source, artificial intelligence, advanced analytics and internet of things. Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

We routinely review potential acquisitions. We currently expect to finance our acquisitions through cash generated from operations, cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2015. However, for strategic acquisitions, we could decide to or be required to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

Foreign exchange gains/ (losses), net

Our net foreign exchange gains/ (losses) from continuing operations for the years ended March 31, 2013, 2014 and 2015 were Rs. 2,626, Rs. 3,359 and Rs. 3,637 respectively.

Our foreign exchange gains/ (losses), net, comprise:

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

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 13 and 16 of our Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

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

Units in designated SEZs which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The Government of India could enact laws in the future, which could reduce or eliminate the tax incentives which benefit our business. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2028. The impact of tax holidays has resulted in a decrease of current tax expense from our continuing operations of Rs. 9,244, Rs. 11,043 and Rs. 11,412 for the years ended March 31, 2013, 2014 and 2015 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2013, 2014 and 2015 was Rs. 3.77, Rs. 4.50 and Rs. 4.65 respectively.

In March 2004, the Company received a tax demand for the year ended March 31, 2001, arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2010 and the aggregate demand is Rs. 46,515 (including interest of Rs.13,673). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. The Honorable High Court has heard and disposed of the appeals up to years ended March 31, 2004. The order of the Honorable High Court is not yet received.

On similar issues for the years prior to the year ended March 2001, the Honorable High Court in Karnataka has upheld the claim of the Company under section 10A of the Act.

For the years ended March 31, 2008 to March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“Tribunal”). For the year ended March 31, 2010, the Dispute Resolution Panel (“DRP”) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal. For the year ended March 31, 2011, the Company received the draft assessment order in March 2015, on similar grounds as that of earlier years, with a demand of Rs. 7,852 (including interest of Rs. 2,547) for the financial year ended March 31, 2011.

Considering the facts and nature of disallowance and the order of the appellate authority and the Honorable Karnataka High Court upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any adverse impact on the financial statements.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of Rs. 1,844 has been recognized in the statement of financial position for the years ended March 31, 2014 and 2015. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.

For the years ended March 31, 2001 to March 31, 2004, the Honorable High Court has disposed of appeals in favor of the Company with respect to issues such as eligibility of Foreign Tax Credit, availability of deduction under section 10A of the Act for exports made to Software Technology Parks of Indian customers and the methodology of computing the quantum of deduction eligible under section 10A of the Act. The order of the Honorable High Court is not yet received. The revenue authorities, after analysis of the legal merits of the judgement and their interpretation of the matters involved, are either likely to challenge the judgement, wholly or partially, at the Honorable Supreme Court of India or accept the judgement, wholly or partially.

Accordingly, the Company has not recorded any benefit in respect of these issues. Aggregate tax benefit in respect of these issues for the years ended March 31, 2001 to March 31, 2004 is estimated to be Rs. 760. For the subsequent years, issues are before various appellate authorities. Although we currently believe we will ultimately prevail in our appeals, the result of subsequent appeals, cannot be predicted with certainty. Should we succeed to prevail in subsequent appeals, in any reporting period, the operating results of such reporting period could be favorably affected materially.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, including from discontinued operations through fiscal year 2013, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,						Year on Year Change
	2013		2014		2015		2014-13	2015-14
Net cash provided by/(used in) operations:
Operating activities	Rs.	70,422	Rs.	67,897	Rs.	78,262	(2,525)	10,365
Investing activities		(57,573)		(2,774)		(25,816)	54,799	(23,042)
Financing activities		(6,721)		(34,972)		(8,523)	(28,251)	26,449
Net change in cash and cash equivalents		6,128		30,151		43,923	24,023	13,772
Effect of exchange rate changes on cash and cash equivalent		789		(69)		589	(858)	658

As of March 31, 2015, we had cash and cash equivalent and short-term investments of Rs. 251,048. Cash and cash equivalent and short-term investments, net of debt, was Rs. 172,135.

In addition, we have unused credit lines of Rs. 35,857. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2015 increased by Rs. 10,365, while profit for the year increased by Rs. 8,654 during the same period. The increase in cash generated by operating activities is primarily due to improved working capital management.

Cash provided by operating activities for the year ended March 31, 2014 decreased by Rs. 2,525, while profit for the year increased by Rs. 11,709 during the same period. The decrease in cash provided by operating activities is primarily due to increases in trade receivables, unbilled revenues and other assets and the impact of rupee depreciation upon working capital balances denominated in foreign currencies.

Cash used in investing activities for the year ended March 31, 2015 was Rs. 25,816. The cash invested (net of sales) in available for sale investments and inter-corporate deposits amounted to Rs. 15,400. Cash utilized for the payment for business acquisitions amounted to Rs. 11,574. We purchased property, plant and equipment amounted to Rs. 12,661, which was primarily driven by the growth strategy of the Company.

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

Cash used in financing activities for the year ended March 31, 2015 was Rs. 8,523 as against Rs. 34,972 for the year ended March 31, 2014. This increase is primarily due to an increase in net proceeds of loans and borrowings amounting to Rs. 31,649 partly offset by increase in payment of dividend amounting to Rs. 6,217.

Cash used in financing activities for the year ended March 31, 2014 was Rs. 34,972 as against Rs. 6,721 for the year ended March 31, 2013. This increase is primarily due to an increase in net repayment of loans and borrowings amounting to Rs. 22,162 partly offset by increase in payment of dividend amounting to Rs. 6,193.

On April 21 2015, our Board proposed a cash dividend of Rs. 7 (US $0.11) per equity share and ADR. The proposal is subject to the approval of shareholders at the next Annual General Meeting, and if approved, would result in a cash outflow of approximately Rs. 20,739, including corporate dividend tax thereon.

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

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings.

As of March 31, 2015, we had contractual commitments of Rs. 1,262 (US$ 20.3 million) related to capital expenditures on construction or expansion of software development facilities, Rs. 11,942 (US$ 192 million) related to non-cancelable operating lease obligations and Rs. 20,007 (US$ 321 million) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

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

In the normal course of business, we transfer accounts receivables, net investment in sale-type finance receivable (financial assets). The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2013, 2014 and 2015 is not material. Please refer Note 16 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2013, 2014 and 2015, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, Australian Dollars and Canadian Dollars. Please refer to “Financial risk management” under Note 16 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware, and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual obligations

The table of future payments due under known contractual commitments as of March 31, 2015, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment	Payments due in
		2015-16	2016-18	2018-20	2020-21 onwards
Short-term borrowings	64,443	64,443	—	—	—
Long-term debt	9,592	104	113	9,375	—
Obligations under capital leases	4,878	1,660	2,527	691	—
Estimated interest payment(1)	821	152	469	200	—
Capital commitments	1,262	1,262	—	—	—
Non-cancelable operating lease obligation	11,942	3,351	4,144	2,241	2,206
Purchase obligations	20,007	17,477	1,939	364	227
Other non-current liabilities(2)	524	—	363	72	89

(1)	Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2015 for each relevant debt instrument.
(2)	Other non-current liabilities and non-current tax liabilities in the statement of financial position include Rs. 3,062 in respect of employee benefit obligations and Rs. 6,695 towards uncertain tax positions, respectively. For these amounts the extent of the amount and timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

Research and Development

Our R&D initiatives continue to focus on incubating and strengthening our portfolio of IT services across multiple new and emerging technology areas as well as in the intersection of these technologies. The R&D and technology innovation agenda focuses on investing in developing solutions and services around defined Advanced Technology Themes (Next Gen Automation, Smart Devices, AI and Cognitive Systems, Next Generation Architecture, Human Machine Interfaces and Software Defined Everything), co-innovating with customers, building Wipro patent portfolio, shaping innovation culture within the organization and Wipro’s startup and ecosystem connects.

We have invested significantly in next gen automation across IT and business process archetypes and have built IP assets in auto/self-healing process performance and governance automation, rule based task automation, intelligent robotics platforms, API automation and basic tax engineering and automation. More than 400 people are engaged in R&D in these areas. Some of the trademarks in these areas include Fixomatic, SeviceNXT, Cloud CLM, InsightiX, PRESM etc. We have also filed certain patents in these areas.

We have also developed an open source Artificial Intelligence platform code named Wipro HOLMES. This is a generic cognitive computing platform that enables development of AI applications such as digital virtual agents, predictive systems, cognitive process automation, visual computing applications, knowledge virtualisation, robotics and drones.

We are building a Human Machine Interfaces (“HMI”) platform which would enable humans to converse with the system in natural language on the specific domains. The platform also helps in generating multi-modal reactions to human emotions. The Wipro ngGenie, myAdvisor provides next generation experiences by enabling Voice and Conversation based advice based on deep domain knowledge. Wipro Retail Sense helps enable virtual experiences with a compelling experience of touch & feel through next generation human computer interactions that combine virtual reality, holographic and haptic technologies to provide multi modal digital experience & feedback.

We have created solutions at the intersection of cutting edge technologies using Computer Vision, Robotics & Machine Learning technologies that solve key business problems in Retail, Consumer Goods and Banking domains. Wipro Sight, a comprehensive in-store analytics solution for the Retail and Consumer Good industry combines the power of human sight with the speed of computer vision, and enables processing and analysis of surveillance data to empower retailers with a near real-time situational awareness, enabling them to respond speedily to waiting customers, long queues, unanticipated stock-outs and similar situations. The solution was showcased at National Retail Federation-January 2015 at New York and was recognized as one of the top 5 Innovations by the Retail Week magazine.

The innovation incubation center, Technovation Center continues to play a key role in helping customers design and conceptualise “change the business” portfolio by leveraging future of technologies, industry processes and consumer behavior. The Technovation Center has evolved into a platform to ideate, experiment, develop and create disruptive solutions that shape future of business at the intersection of technologies.

Our research and development expenses for the years ended March 31, 2013, 2014 and 2015 were Rs. 2,196, Rs. 2,660 and Rs. 2,513 respectively for our continuing operations.

New accounting standards adopted

The Company has, with effect from April 1, 2014, adopted the following interpretation and amendments to accounting standards.

IFRIC 21 – Levies

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability when the activity that triggers the payment of levy, as identified by the relevant legislation, occurs. No liability needs to be recorded towards levy that will be triggered by operating in a future period. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim financial statements. This has no impact on the Company.

Amendments to IAS 32 Financial instruments – Offsetting Financial Assets and Financial Liabilities*

Amendments to IFRS 10 – Consolidated Financial Statements, IFRS 12 – Disclosure of Interests in Other Entities and IAS 27 – Separate Financial Statements – Investment Entities*

Amendments to IAS 36 – Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets*

Amendments to IAS 39 – Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting*

*	The adoption of these accounting standards including consequential amendments did not have any material impact on the consolidated financial statements of the Company.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2014, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new regulations regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The application of IFRS 9 may have a material impact on the classification, measurement and presentation of the Company’s financial assets and liabilities. The Company is currently assessing the impact of adopting IFRS 9 on the Company’s Consolidated Financial Statements.

IFRS 15 – Revenue from Contracts with Customers.

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. The standard is effective for annual periods beginning on or after January 1, 2017; early application is permitted. In May 2015, the IASB, through an exposure draft, proposed changing the effective date to periods beginning on or after January 1, 2018, instead of January 1, 2017. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s Consolidated Financial Statements.

Critical accounting policies

Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 3 to the Notes to the Consolidated Financial Statements.

While preparing financial statements, we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operation, financial position and cash flows. Actual results may differ from estimates. Revision to accounting estimates are recognized in the period in which the estimate is revised and for future periods affected.

Revenue recognition:

We derive revenue primarily from:

•	Software development and maintenance services;

•	BPM services; and

•	Sale of third-party IT products.

a)	Services: We recognize revenue when the significant terms of the arrangement are enforceable, services are being delivered and collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:

(i)	Time and materials contracts: Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

(ii)	Fixed-price contracts: Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on direct project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the income statement in the period in which such losses become probable based on the current contract estimates.

Unbilled revenues represent cost and earnings in excess of billings as at the end of the reporting period. Unearned revenues included in other current liabilities represent billing in excess of revenue recognized.

(iii)	Maintenance contracts: Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved to date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the contract term.

b)	Products: Revenue from products is recognized when:

•	we have transferred the significant risks and rewards of ownership to the buyer;

•	continuing managerial involvement usually associated with ownership and effective control have ceased;

•	amount of revenue can be measured reliably;

•	it is probable that economic benefits associated with the transaction will flow to the Company; and

•	costs incurred or to be incurred in respect of the transaction can be measured reliably.

c)	Multiple element arrangements: We allocate revenue to each separately identifiable component of the transaction based on the guidance in IAS 18. We allocate the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or on a cost plus basis or an appropriate business-specific profit margin related to the relevant component.

d)	Others: We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized.

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

c)	Others: In addition to the U.S. federal income tax, which can tax at a rate of up to 35% arising from our income attributed to our U.S. branch, we are subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States and therefore remain below the threshold. Accordingly, we did not record a provision for branch profit tax as of March 31, 2015.

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

Derivative financial instruments:

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, particularly the U.S. Dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian Rupee fluctuates against the U.S. Dollar. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations.

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

As of March 31, 2015, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

a)	Cash flow hedges: Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

b)	Hedges of net investment in foreign operations: We designate derivative financial instruments as hedges of net investments in foreign operations. We have also designated a combination of foreign currency denominated borrowings and related cross currency swaps as hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instrument and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized directly in equity to the extent that the hedge is effective. The cumulative gain or loss previously recognized in equity is transferred to the statement of income upon sale or disposal of the related net investment in foreign operation. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

c)	Others: Changes in fair value for derivatives not designated as hedging derivatives are recognized in consolidated statements of income.

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

c) Intangible Assets: Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as of the date of an acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

The estimated useful lives of the amortizable intangibles assets are as follows:

Category	Useful life
Customer-related intangibles	5 to 10 years
Marketing related intangibles	5 to 10 years

Other estimates:

We make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required.

Inventories are carried at the lower of historical cost or market value. Market value is based on our assessment of future demands, market conditions and our specific inventory management initiatives. If market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required.

Goodwill Impairment Testing

Goodwill is tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) representing the lowest level within the Company and its subsidiaries (“Group”) at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment.

The recoverable amount of the CGU within the IT Services segment is determined on the basis of fair value less cost to sell (“FVLCTS”). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

The carrying value of goodwill allocated to the CGU within IT Products segment is not significant. The recoverable value of this CGU has been determined using value-in-use (“VIU”). The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIU include estimated cash flows, terminal value and discount rates.

VIU is calculated using after tax assumptions. The use of after tax assumptions does not result in a VIU that is materially different from the VIU that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the VIU derived from the use of after tax assumptions.

Assumptions	Year ended March 31,
	2014	2015
Terminal value long- term growth rate	5%	5%
After tax discount rate	16.5%	16.5%
Before tax discount rate	22.6%	24.9%

Based on the above, no impairment was identified as of March 31, 2014 and 2015 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGUs tested for impairment as of March 31, 2014 and 2015 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

Other estimates:

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, along with their ages and positions as of March 31, 2015 are detailed below:

Name	Age	Position
Azim H. Premji	69	Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok S. Ganguly	79	Director
Dr. Jagdish N. Sheth	76	Director
Narayanan Vaghul	78	Director
William Arthur Owens	74	Director
M. K. Sharma	67	Director
T. K. Kurien	56	Chief Executive Officer and Executive Director
Vyomesh Joshi	61	Director
Ireena Vittal	46	Director
Suresh C. Senapaty	58	Chief Financial Officer and Executive Director(1)

(1)	Mr. Suresh C. Senapaty, CFO and Executive Director of the Company, retired from the Company with effect from close of business hours of March 31, 2015.

Directors and executive officers, along with their ages and positions appointed after March 31, 2015:

Name	Age	Position
Jatin Pravinchandra Dalal	40	Chief Financial Officer(2)
Rishad Azim Premji	38	Chief Strategy Officer and Executive Director(3)

(2)	Mr. Jatin Pravinchandra Dalal succeeded Mr. Senapaty as Chief Financial Officer of the Company with effect from April 1, 2015.
(3)	Mr. Rishad Azim Premji was appointed as a whole-time director of the Company effective May 1, 2015 and continues to serve as the Chief Strategy Officer. Mr. Rishad Azim Premji is related to the Chairman and Managing Director, Mr. Azim H. Premji.

As of March 31, 2015, we had seven non-executive directors and three executive directors, of which one executive director is Chairman of our Board. All of the seven non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the listing agreement with the Indian Stock Exchanges and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers as of March 31, 2015 are set forth below.

Azim H. Premji has served as our Chairman of the Board and Managing Director (designated as “Chairman”) since September 1968. In 2011, Mr. Premji was honored with the Padma Vibhushan award by the Government of India for his contribution in trade and industry. Mr. Premji is a graduate in Electrical Engineering from Stanford University, USA. Mr. Premji also serves as a director of Wipro Enterprises Limited, Wipro GE Health Care Private Ltd., and the Azim Premji Foundation (I) Pvt. Ltd. and in other entities of the Promoter Group. Mr Premji is also a member of the Strategy Committee of the Company.

Dr. Ashok S. Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly is on the advisory board of Diageo India Private Limited. Dr. Ganguly is the Chairman of the Governance, Nomination and Renumeration Committee and Chairman of the Science, Technology & Operations Committee of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly is a Rajya Sabha Member. He is a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997 and Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

Dr. Jagdish N. Sheth has served as a director on our Board since January 1999. Dr. Sheth has been a professor at Emory University since July 1991. Previously, Dr. Sheth served on the faculty of Columbia University, Massachusetts Institute of Technology, the University of Illinois, and the University of Southern California. Dr. Sheth also serves on the board of Manipal Acunova Ltd. Dr. Sheth holds a B.Com (Honors) from Madras University, an M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is also the Chairman of Academy of Indian Marketing Professionals and serves on our Strategy Committee.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit/Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the Boards of the following public companies in India and overseas: 1) Mahindra World City Developers Limited, 2) Piramal Enterprises Limited, 3) Apollo Hospitals Enterprise Limited, and 4) Arcelor Mittal, Luxembourg. Besides this he is on the boards of two private limited companies and several Section 25 companies and public trusts. Mr. Vaghul is the Chairman of the Compensation Committee of Piramal Enterprises Limited and its 100% subsidiary, PHL Finance Private Limited. Mr. Vaghul is Chairman of the Audit Committee of Piramal Enterprises Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries in 2007.

William Arthur Owens has served as a director on our Board since July 2006. He is also a member of our Board Governance, Nomination and Compensation Committee, and serves as Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens presently serves as the Chairman of CenturyLink Telecom. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens previously served as the Chairman of AEA Investors (Asia) from April 2006 to December 2014 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company at various times during that period. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Vice Chairman, Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC) from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs (RMA), an advanced systems technology approach to military operations. Mr. Owens is also a member of the Board of Directors of CenturyTel, Inc. and Polycom and several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Administrative and Shareholders/Investor Grievance Committee. Mr. Sharma is also a member of our Audit/Risk and Compliance Committee. Mr. Sharma served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is currently on the boards of Asian Paints Limited, Blue Star Limited, Quess Corp Limited, ICICI Prudential Asset Management Company Limited, ICICI Lombard General Insurance Company Limited, Sterling Holidays Limited, Thomas Cook (India) Limited and United Spirits Limited. He is also on the board of Indian School of Business, Hyderabad and a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is a Chairman of Audit Committee of United Spirits Limited and a member of the Audit Committee of Blue Star Limited, Asian Paints Limited, ICICI Prudential Asset Management Company Limited, ICICI Lombard General Insurance Company Limited and Thomas Cook (India) Limited. Mr. Sharma is Chairman of the Governance and Remuneration Committee of ICICI Lombard General Insurance Company Limited and a member of the Board Nomination and Remuneration Committee of Asian Paints Limited. Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a Post Graduate Diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from India Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

T. K. Kurien has served as our Chief Executive Officer and Executive Director since February 2011, and has served with us in other positions since February 2000. Mr. Kurien is a member of our Administrative and Shareholders/Investor Grievance Committee and Strategy Committee. Mr. Kurien serves as a member of the Board in Catalyst Inc (a non-profit organization based in the US) since November 2014. Mr. Kurien is a Chartered Accountant.

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

Ireena Vittal became a director of the Company in October 2013. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey & Co., Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of AXIS Bank Limited, Titan Industries Limited, Tata Global Beverages Limited, Godrej Consumer Products Limited and The Indian Hotels Company Limited and on the global advisory board of ideo.org. Ms. Vittal also serves as a member of our Audit/Risk and Compliance Committee. Ms. Ireena Vittal is a member of Audit Committee of Godrej Consumer Products Limited, Titan Industries Limited and member of HR & Compensation Committee of Godrej Consumer Products Limited. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Suresh C. Senapaty served as our Chief Financial Officer and Executive Director from April 2008 to March 31, 2015 and served with us in other positions from April 1980. Mr. Senapaty was a member of the Administrative and Shareholders/Investor Grievance Committee of our Company. Mr. Senapaty holds a Bachelor’s degree in Commerce from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Senapaty is also on the boards of Wipro GE Healthcare Private Limited and Wipro Enterprises Limited. Mr. Senapaty is Chairman of the Audit/Risk and Compliance Committee and a member of the Administrative and Shareholders/Investor Grievance Committee of Wipro Enterprises Limited.

Jatin Pravinchandra Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and served with us in other positions since July 2002. Mr. Dalal holds Bachelor of Engineering degree from National Institute of Technology, Surat – India and PGDBA (Full time MBA – Finance) from Narsee Monjee Institute of Management Studies, Mumbai – India. He is a member of the Institute of Chartered Accountants of India, New Delhi – India, and the Chartered Institute of Management Accountants, London – UK. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Rishad Azim Premji became a whole time director of the Company in May 2015 and also serves as the Chief Strategy Officer. Previously, Mr. Premji has served with us in other positions since 2007. Prior to joining Wipro, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the U.S. across businesses throughout the Insurance and Consumer Lending Space and is a graduate of GE’s Financial management Program. Mr. Premji is also on the Board of Wipro Enterprises Limited and Wipro GE Healthcare Private Limited. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. He has also spent a year at the London School of Economics where he was part of the General Course Program.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee per meeting of US$320.98 for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company in the aggregate as approved by the shareholders.

During the year ended March 31, 2015, we paid an aggregate of US$ 896,514 (Rs. 55.86 million) as commission to our non-employee directors.

Details of stock options granted to non-executive directors as of March 31, 2015 and stock options held and exercised by non-executive directors through March 31, 2015 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

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

The following tables present the annual and long-term compensation earned, awarded or paid for services rendered to us for the fiscal year 2015 by our executive directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2015 which was Rs. 62.31 per US$1.00.

Name	Salary and allowances		Commission/ variable pay(1)		Others		Long-term compensation (Deferred Benefit(2)&(3))
Azim H. Premji	US$	69,173	US$	513,296	US$	91,452	US$	93,764
Suresh C. Senapaty(*)		251,939		203,239		50,592		35,791
T. K. Kurien		453,165		317,228		618,283		72,791

1.	Azim H. Premji was paid a commission at the rate of 0.3% on incremental net profits of Wipro Ltd. over the previous year computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Companies Act, 2013 (the “Companies Act, 2013”). All other executives received variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.
2.	Deferred benefits are payable to employees by way of our contribution to the Provident Fund and Pension Fund. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
3.	Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective basic salaries to our pension fund for their benefit. These contributions are included in this column.
*	Mr. Suresh C. Senapaty, CFO and Executive Director of the Company, retired from the Company with effect from close of business hours of March 31, 2015 on attaining the age of superannuation.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director in fiscal years 2014 or 2015. Details of stock options granted to executive directors as of March 31, 2015 and stock options held and exercised by executive directors through March 31, 2015 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Under the Companies Act, 2013, every listed company is required to disclose remuneration of each director to the median employee’s remuneration and such other details as described in related Rules. The Rules also specify that how median is measured and other additional disclosure.

Board Composition

Our Articles of Association provide that the minimum number of directors on our board of directors shall be four and the maximum number shall be fifteen. As of March 31, 2015, we had ten directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Currently, Mr. Azim H. Premji, Mr. Rishad Azim Premji and Mr. T. K. Kurien are executive directors. Due to the implementation of the Companies Act, 2013, independent directors are no longer subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. The position of the terms of such directors are as given below.

Name	Expiration of current term of office		Term of office
Azim H. Premji(1)	July 30, 2015	(3)	2 years, subject to approval by shareholders
Dr. Jagdish Sheth	July 31, 2015		Not applicable
Dr. Ashok S. Ganguly	July 31, 2016		Not applicable

Name	Expiration of current term of office	Term of office
Narayanan Vaghul	July 31, 2016	Not applicable
Ireena Vittal	September 30, 2018	Not applicable
Vyomesh Joshi	September 30, 2017	Not applicable
William Arthur Owens	July 31, 2017	Not applicable
M. K. Sharma	June 30, 2016	Not applicable
Rishad Azim Premji(1)(2)	April 30, 2020	5 years, subject to approval by shareholders
T. K. Kurien(1)	January 31, 2016	5 years

(1)	Not less than two-thirds of such executive directors are subject to retirement by rotation.
(2)	Mr. Rishad Azim Premji became a whole time director of the Company effective May 1, 2015.
(3)	Mr. Azim H. Premji’s current term expires on July 30, 2015. The Board of Directors has approved re-appointment for a period of 2 years, which is subject to approval by shareholders.

Terms of Employment Arrangements and Indemnification Agreements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of the Shareholders. Each of our employee directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from two to five year periods, but either we or the employee director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Azim H. Premji, Rishad Azim Premji, T.K. Kurien and Jatin Pravinchandra Dalal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of Mr. T. K. Kurien’s employment, he is entitled to the following severance payments if the Company terminates Mr. Kurien’s employment agreement without cause:

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

Board Committee Information

Audit/Risk and Compliance Committee

The Audit Committee of our Board reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities include overseeing:

•	Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders;

•	Compliance with legal and statutory requirements;

•	Integrity of the Company’s financial statements, discussions with the independent auditors regarding the scope of the annual audits, and fees to be paid to the independent auditors;

•	Performance of the Company’s internal audit function, independent auditors and accounting practices;

•	Review of related party transactions and functioning of whistle blower mechanism; and

•	Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act of 2002.

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

Our Chief Financial Officer and other corporate officers make periodic presentations to the Audit/Risk and Compliance Committee on various issues.

The Audit/Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During fiscal year 2015, our Audit/Risk and Compliance Committee held seven meetings including one meeting held over teleconferencing. The charter of the Audit/Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nominating and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility, including public issues of significance to the Company and its shareholders;

•	Developing and recommending to the Board for its approval an annual evaluation process of the Board and its Committees;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Determining and approving salaries, benefits and stock option grants to senior management employees and directors of our Company;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management;

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time; and

•	Reviewing the Company’s policies relating to corporate social responsibility matters and public issues of significance to the Company and its stakeholders.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly – Chairman

Mr. N. Vaghul, Mr. William Arthur Owens – Members

During fiscal year 2015, our Board Governance, Nomination and Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

Strategy Committee

The Strategy Committee reviews, acts on and reports to our Board of Directors with respect to various strategic matters. The primary responsibilities of the Strategy Committee are:

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

The Strategy Committee is comprised of the following five directors:

Mr. William Arthur Owens – Chairman

Dr. Jagdish N. Sheth, Mr. T. K. Kurien, Mr. Azim H Premji and Mr. Vyomesh Joshi – Members

During fiscal year 2015, our Strategy Committee held two meetings.

Employees

As of March 31, 2013, 2014 and 2015, we and our subsidiaries had more than 130,000, 130,000 and 140,000 employees, respectively. As of March 31, 2013, 2014 and 2015, more than 25,000, 27,000 and 30,000 of these employees were located outside India. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our segments.

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

Training

Each of our new entry level recruits must attend an eight week intensive training program when they begin working with us. They must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency with new technologies, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management, Bangalore, Birla Institute of Technology and Science, Pilani, Symbiosis Institute of Business Management, Bangalore and others, to provide special skill set training in areas such as business skills and project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.

Performance Evaluations

Employees receive written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plan in 1999 and 2000 and restricted stock unit option plan in 2004, 2005 and 2007. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link variable compensation to a business unit’s quarterly performance of financial, customer and employee satisfaction objectives.

Share Ownership

The following table sets forth, as of March 31, 2015, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2015. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2015. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2015, which was Rs. 62.31 per US$1.00. The share numbers and percentages listed below are based on 2,469,043,038 equity shares outstanding as of March 31, 2015.

Name	Equity Shares beneficially owned	Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price(US$)	Date of expiration
Azim H. Premji(1)	1,812,022,464	73.39	—	—	—
Dr. Jagdish Sheth	—	—	—	—	—
Dr. Ashok S. Ganguly	1,867	*	—	—	—
N. Vaghul	—	—	—	—	—
Suresh C. Senapaty(2)(3)	207,295	*	—	0.032
Vyomesh Joshi	—	—	—	—	—
T. K. Kurien	208,933	*	20,182 20,182 20,182 50,455 150,000	0.032 0.032 7.707 0.032 0.032	July 2016 April 2017 April 2017 October 2018 April 2018
M. K. Sharma	—	—	—	—	—
William Arthur Owens	—	—	—	—	—
Ireena Vittal	—	—	—	—	—

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2015.
(1)

Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading and Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director,

429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd and 429,714,120 shares held by Azim Premji Trust.
(2)	Mr. Suresh C. Senapaty retired from the services of the Company and the Board with effect from close of business hours of March 31, 2015 on attaining the age of superannuation.
(3)	Includes 26,909 options exercisable as per terms of the Wipro Employee Restricted Stock Unit Plan 2005.

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

The salient features of our stock plans are as follows:

Name of Plan	Number of Options(1)	Range of exercise prices(2)		Effective date	Termination date	Other remarks
1999 Employee Stock Option Plan	50,000,000	Rs.	171 - 490	July 29, 1999	July 28, 2009	There are no stock options outstanding under this plan

Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 - 490	September 15, 2000	September 15, 2020	In the event of our merger with or into another corporation or a sale of substantially all of our assets, each option under this plan, shall be proportionately adjusted to give effect to the merger or asset sale.

Stock Option Plan (2000 ADS Plan)	15,000,000	Rs.	3 - 7	September 2000	September 2010	There are no stock options outstanding under this plan.

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2	June 11, 2004	June 10, 2014	In event of merger of the Company with other corporation or sale of substantially of all our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	Rs.	0.04	June 11, 2004	June 10, 2014
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2	July 21, 2005	July 20, 2015
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2	July 18, 2007	July 17, 2017

1)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
2)	Subject to adjustment for corporate action from time to time.

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

Shareholders have, through a postal ballot, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2015 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2015, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2015, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,469,043,038 equity shares outstanding as of March 31, 2015.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2015	% of Class of total shares outstanding
Azim H. Premji(1)	Equity	1,812,022,464	73.39
Hasham Traders	Equity	370,956,000	15.02
Prazim Traders	Equity	452,906,791	18.34
Zash Traders	Equity	451,619,790	18.29
Azim Premji Trust	Equity	429,714,120	17.40

(1)	Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading and Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment and Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd and 429,714,120 shares held by Azim Premji Trust.

Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2015, 1.96% of the Company’s equity shares are held through ADSs by approximately 9,725 holders of record in the United States. As of March 31, 2015, approximately 98.04% of the Company’s equity shares are held by 213,588 holders of record in India.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-Resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India (“SEBI”), and the Reserve Bank of India (“RBI”). As of March 31, 2015, about 12.04% of the Company’s equity shares were held by these FIIs and NRIs, some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Related parties: The Company has relationships with the following related parties:

Name of entity	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Traders (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment & Trading Company Private Limited	Entity controlled by Director
Vidya Investment & Trading Company private Limited	Entity controlled by Director
Napean Trading & Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited	Entity controlled by Director
Wipro Enterprises Cyprus Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director
Wipro Enterprises Netherlands BV	Entity controlled by Director

Key management personnel
• Azim Premji	Chairman and Managing Director
• Suresh C. Senapaty	Chief Financial Officer and Executive Director(1)
• T. K. Kurien	Chief Executive Officer and Executive Director
• Dr. Ashok Ganguly	Non-Executive Director
• Narayanan Vaghul	Non-Executive Director
• Dr. Jagdish N Sheth	Non-Executive Director
• B. C. Prabhakar	Non-Executive Director(2)
• William Arthur Owens	Non-Executive Director
• Dr. Henning Kagermann	Non-Executive Director(3)
• Shyam Saran	Non-Executive Director(2)
• M. K. Sharma	Non-Executive Director
• Vyomesh Joshi	Non-Executive Director
• Ireena Vittal	Non-Executive Director
• Rishad Azim Premji	Chief Strategy Officer and Executive Director(4)
• Jatin Pravinchandra Dalal	Chief Financial Officer(5)

(1)	Up to March 31, 2015
(2)	Up to July 23, 2014
(3)	Up to June 30, 2014
(4)	Effective May 1, 2015
(5)	Effective April 1, 2015

The Company has the following related party transactions:

Transaction / Balances	Associate			Entities controlled by Directors						Key Management Personnel
	2013	2014	2015	2013		2014		2015		2013		2014		2015
Sales of goods and services	—	—	—	Rs.	2	Rs.	186	Rs.	154	—		—		—
Assets purchased	—	—	—		—		66		207	—		—		—
Interest Expense	—	—	—		—		40		—	—		—		—
Interest Income	—	—	—		—		18		—	—		—		—
Dividend	—	—	—		10,995		13,733		17,166	573	##	765	##	958
Royalty Income	—	—	—		—		—		—	—		—		—
Rental Income	—	—	—		—		39		55	—		—		—
Rent Paid	—	—	—		—		—		63	—		—		4
Others	—	—	—		—		3		2	8		3		3
Key management personnel#
Remuneration and short-term benefits	—	—	—		—		—		—	152		221		174
Other benefits	—	—	—		—		—		—	30		32		56
Remuneration to relative of key management personnel	—	—	—		—		—		—	8		11		17
Balances as at the year end
Receivables	—	—	—		1,111		617		193	—		—		—
Payables	—	—	—		4,548		1,000		340	60		109		66

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel

The Company has engaged in the following significant transactions with its subsidiaries, listed in Organization Structure” under Item 4, during the years ended March 31, 2014 and 2015:

	(Rs. in millions)
Name of the entity	Sale of services		Purchase of services
	2014	2015	2014	2015
Wipro LLC	5,270	9,078	1,672	1,284
Infocrossing Inc	552	669	2,860	4,203
Wipro Shanghai Limited	71	30	380	250
Wipro Portugal S. A.	17	26	823	613
Wipro Technologies Austria GmbH	150	184	50	28
Wipro Technologies S.A DE C.V	76	304	270	430
Wipro Information Technology, Netherlands BV	401	176	—	—
Wipro Technologies Limited, Russia	37	53	—	9
Wipro Gallagher Solutions Inc	290	252	—	—
Wipro UK Limited	266	149	486	801
Wipro Holdings UK Limited	307	354	—	21
Wipro Poland Sp Zoo	324	128	371	418
Wipro BPO Philippines LTD. Inc.	—	375	106	136
Wipro Technologies SRL	—	10	908	764
Wipro Retail UK Limited	181	155	76	64
SAS Wipro France	278	333	—	—
Wipro do Brasil Technologia Ltda	6	1	731	1,025
Wipro Technocentre (Singapore) Pte Limited	69	—	—	—
Wipro Australia Pty Ltd	12	25	—	—
Wipro Chengdu Limited	40	39	358	151
Wipro Energy IT Services India Private Limited*	—	—	—	—
Wipro Travel Services Limited	—	—	59	81
Wipro Technologies Gmbh	295	308	564	1,582
Wipro (Thailand) Co. Limited	290	183	15	—
Wipro Technology Services Limited*	—	—	—	—
Wipro Airport IT Services	367	369	—	—
Wipro Networks Pte Limited	2,923	2,533	—	359
Wipro Gulf LLC	153	222	4	—
Wipro Promax Holdings Pty Ltd	—	—	—	—
Wipro Technologies Argentina SA	—	—	57	49
Wipro Europe SARL	—	—	13	20
Wipro Technologies (South Africa) Proprietary Limited	1,260	4,282	77	—
Planet PSG Pte Limited	—	—	—	—
Wipro Technologies SDN BHD	5	5	—	—
Wipro Promax Analytics Solutions (Europe) Limited	—	—	7	4
Wipro Arabia Limited	—	437	16	—
PT WT Indonesia	252	287	—	16
Wipro Promax Analytics Solutions Pty Ltd	130	184	—	13
Wipro IT Services Poland Sp. z o. o	—	32	10	201
Wipro Outsourcing Services (Ireland) Limited	60	47	—	—
Wipro Technologies Canada Ltd.	157	215	—	—
Wipro Information Technology Kazakhstan LLP	—	—	—	21
BVPENTEBeteiligungsverwaltung GmbH	—	306	—	—
Wipro Solutions Canada Ltd	—	128	—	—
Wipro Japan KK	—	115	—	—
Wipro Technologies Nigeria Limited	—	80	—	—
Wipro Doha LLC	—	43	—	—

*	Merged with the Company with effect from April 1, 2013

Please refer to Note 29 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for additional information on related party transactions.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2015:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2014 and 2015;

•	Consolidated Statements of Income for the years ended March 31, 2013, 2014 and 2015;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2013, 2014 and 2015;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2013, 2014 and 2015;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2013, 2014 and 2015; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2013, 2014 and 2015, we generated Rs. 328,410 million, Rs. 391,393 million, and Rs. 427,368 million, or 87%, 89% and 90% of our total segment revenues from continuing operations of Rs. 376,882 million, Rs. 437,628 million and Rs. 473,182 million, respectively, from the export of our products and rendering of services outside of India.

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

During fiscal year 2015, we paid a cash dividend of Rs. 10 per share, including an interim dividend of Rs. 5 per share.

On April 21, 2015, we proposed to pay a final cash dividend of Rs. 7 (US$ 0.11) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company at the ensuing Annual General Meeting of the shareholders. We expect a dividend payout (including dividend tax) of approximately Rs. 20,739 million.

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

As of March 31, 2015, we had 2,469,043,038 issued and outstanding equity shares. As of March 31, 2015, there were approximately 9,725 record holders of ADRs evidencing 48,387,123 equivalent ADSs equity shares. As of March 31, 2015, there were 213,588 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (Rs.)	Low (Rs.)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2015	676.90	475.35	10.86	7.63	677.60	474.70	10.87	7.62	14.18	10.86
2014	610.50	315.30	10.17	5.25	611.00	314.85	10.18	5.24	14.26	6.91
2013	455.80	325.60	8.36	5.97	456.00	295.00	8.36	5.41	11.08	7.56
2012	490.15	310.20	9.63	6.10	490.00	310.50	9.63	6.10	15.39	8.63
2011	499.90	305.20	11.22	6.85	500.00	253.30	11.23	5.69	16.81	7.95

Quarter ended
March 31, 2015	676.90	539.15	10.86	8.65	677.60	538.35	10.87	8.64	14.18	10.88
December 31, 2014	621.50	524.85	9.97	8.42	621.90	524.85	9.98	8.42	13.17	11.05
September 30, 2014	599.20	528.00	9.62	8.47	599.00	530.00	9.61	8.51	12.48	11.24
June 30, 2014	595.00	475.35	9.55	7.63	594.70	474.70	9.54	7.62	13.90	10.86
March 31, 2014	610.50	528.95	10.17	8.81	611.00	528.70	10.18	8.81	14.26	12.22
December 31, 2013	561.25	465.40	9.35	7.75	561.50	466.65	9.35	7.77	12.66	10.13
September 30, 2013	501.00	341.40	8.35	5.69	500.60	341.50	8.34	5.69	10.70	7.08
June 30, 2013	462.85	315.30	7.71	5.25	463.00	314.85	7.71	5.24	10.35	6.91

Month ended
April 30, 2015	635.70	512.55	10.20	8.23	636.45	512.50	10.21	8.23	13.48	11.41
March 31, 2015	676.90	608.25	10.86	9.76	677.60	608.55	10.87	9.77	13.97	12.95
February 28, 2015	670.80	609.00	10.77	9.77	671.00	609.00	10.77	9.77	14.18	12.86
January 31, 2015	614.00	539.15	9.85	8.65	614.50	538.35	9.86	8.64	13.32	10.88
December 31, 2014	600.55	524.85	9.64	8.42	600.90	524.85	9.64	8.42	13.17	11.05
November 30, 2014	589.55	548.25	9.46	8.80	590.00	548.40	9.47	8.80	12.96	12.15

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = Rs. 62.31 for the year ended March 31, 2015.

Source: www.bseindia.com for BSE data, www.nseindia.com for NSE data and www.nyse.com for NYSE data.

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the BSE Limited (“BSE”), the National Stock Exchange of India Limited (“NSE”), and our ADSs began trading in the U.S. on the New York Stock Exchange on October 19, 2000.

Trading Practices and Procedures on the Indian Stock Exchanges

Trading volume on the National Stock Exchange accounts for a majority of the total trading volume on the Indian Stock Exchanges. Trading on both the BSE and NSE is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. The Indian Stock Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on the Indian Stock Exchanges normally takes place from 9:15 a.m. to 3:30 p.m. on all weekdays, except holidays. The Indian Stock Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. The Indian Stock Exchanges also have separate online trading systems and separate clearing houses.

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

Index based market wide circuit breaker

Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In the event of a 10% movement of either of these indices, there would be a 45 minute market halt if the movement takes place before 1 p.m. In the event the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for 15 minutes. In the event the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 1-hour, 45 minute market halt if the movement takes place before 1 p.m. If the 15% trigger is reached at or after 1 p.m. but before 2 p.m., there will be a 45 minute halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The Index circuit breaker limits for 10%, 15% and 20% levels are computed on a daily basis based on the previous day’s closing level of the index rounded off to the nearest tick size.

Listing

The SEBI has promulgated regulations for listing and is governed through circulars issued from time to time by amending the Listing Agreement entered into by listed companies with stock exchanges. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2015 was approximately US$ 1.59 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. The NSE has approximately 1,000 members.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2015, was approximately US$ 1.63 trillion. The BSE began allowing online trading in May 1995. The BSE has approximately 1,220 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

I tem 10. Additional Information

The Company is subject to the Indian Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“Companies Act, 2013”) effective April 1, 2014. However the implementation of the new legislation has been completed in stages and is currently only partially effective. It is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. In addition, many of the provisions of the previous Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation until the Companies Act, 2013 is completely effective and enforced. On many of the provisions, clarifications are being provided by the Ministry of Corporate Affairs, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013.

Share Capital

Our Authorized Share Capital as of March 31, 2015 is Rs. 6,100,000,000/- (Rupees Six Hundred and Ten Crore Only) divided into 2,917,500,000 (two hundred and ninety one crores seventy five lakhs) Equity Shares of Rs. 2 (Rupees two only) each, 25,000,000 (Two Crore Fifty lakhs) preference shares of Rs. 10 (Rupees ten only) each and 150,000 (One lakh Fifty Thousand) 10% optionally convertible Cumulative Preference shares of Rs. 100 each.

As of March 31, 2015, 2,469,043,038 (two hundred and forty six crores ninety lakhs forty three thousand and thirty eight) Equity Shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association of Wipro Limited included as an exhibit to this Form 20-F filed with the Securities and Exchange Commission.

Our Articles of Association were amended in July 2014 to comply with certain sections of the Companies Act, 2013 that govern companies limited by shares.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2015, we had ten directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. Our Articles of Association provide that at least two-thirds of the directors, not including the independent directors, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors may be fixed by our Board of Directors in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the Government of India.

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

Effective March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises Limited, a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bangalore. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business.

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

Description of Equity Shares

Dividends

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Companies Act, 2013, read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

The Companies Act, 2013, read with the Rules, provides that any dividends that remain unpaid or unclaimed are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall also be transferred to the Investor Education and Protection Fund. However, this provision is not effective because the Rules have not yet been prescribed under the Companies Act, 2013. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years subject to transfer of such portion. The Companies Act, 2013 further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the fulfillment of certain conditions.

We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

Corporate Social Responsibility

The Companies Act, 2013, read with Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of average profits before taxes for the previous three fiscal years on such identified areas of CSR. This requirement is effective April 1, 2014. We are complying with this requirement and a detailed report on CSR for fiscal year 2014-15 will be included in the Annual Report of the Company for fiscal year 2014-15 to be filed in India. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to the Securities and Exchange Board of India (“SEBI”) guidelines.

Audit and Annual Report

At least twenty one days before the Annual General Meeting of the Shareholders (excluding the days of mailing and date of the meeting), we are required to distribute to our shareholders audited financial statements including a consolidated financial statement and the related reports of our Board of Directors and the Auditors, together with a notice convening the Annual General Meeting. The SEBI permits distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, 2013, a company must file the balance sheet and annual statement of profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the meeting. As required under the Companies Act, 2013, an extract of the Annual Return for the financial year end, will be included in our Board of Directors report.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares.

Preemptive Rights, Issue of Additional Shares and Distribution of Rights

The Companies Act, 2013 gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders, and the right to renounce such subscription right in favor of any other person. Holders of ADSs may not be permitted to participate in any such offer.

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

Voting Rights

The Companies Act, 2013 provides for listed companies like ours to compulsorily provide for electronic voting by its members. The timelines and procedure for such voting are provided for in Companies (Management and Administration) Rules, 2014 with the necessary clarifications and applicability of the Rules provided by the Ministry of Corporate Affairs. Our procedures will comply with such rules and provide the opportunity for electronic voting by shareholders.

Related Party Transactions

The disclosures and approvals required with respect to related party transactions under Section 188 of the Companies Act, 2013 were modified as compared to requirements under the Companies Act, 1956. Further, Clause 49 of the Listing Agreement stipulates certain requirements with respect to Related Party transactions for listed companies in India. Significant provisions with respect to related party transactions are detailed below.

As per the Companies Act, 2013, approval of the Central Government for certain related party transactions above the prescribed limit for certain class of companies is no longer required. However prior approval of shareholders by way of an Ordinary Resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. No prior approval is required for transactions which are in the ordinary course of business and which are undertaken at arm’s length basis. Disclosure of related party transactions is required to be included in the Director’s Report along with justification for entering in to such contracts and arrangements.

As per Clause 49 of the Listing Agreement with Indian Stock Exchanges, all related party transactions shall require prior approval of the Audit Committee. However, such prior approval does not apply for transactions between a holding Company and its wholly owned subsidiary whose accounts are consolidated with such holding Company and placed before the shareholders at the general meeting for approval. The Audit Committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. Audit Committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the Committee. Audit Committee shall lay down the criteria for granting the omnibus approval in line with the policy on related party transactions of the Company and such approval shall be applicable in respect of transactions which are repetitive in nature. A similar enabling provision is introduced under the Companies Act, 2013 empowering Audit Committee to provide omnibus approval for related party transactions on annual basis subject to certain conditions as may be stipulated by the Central Government.

Under the Companies Act, 2013, where any contract or arrangement is entered into by a director or any other employee, without obtaining the consent of the Board or approval by an ordinary resolution in the general meeting and if it is not ratified by the Board or shareholders at a meeting, as the case may be, within three months from the date on which such contract or arrangement was entered into, such contract or arrangement shall be voidable at the option of the Board.

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

The cumulative preference shares have the power to increase and reduce or consolidate or sub-divide the capital of the Company. Currently the cumulative preference shares have the power to divide the shares in the Capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or, in accordance with the Articles of Association of the Company. Further, the cumulative preference shares have the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

Redemption of Equity Shares

Under the Companies Act, 2013, unlike preference shares, equity shares are not redeemable.

Liability on Calls

Not applicable.

Discriminatory Provisions in Articles

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

Under the Companies Act, 2013, the rights of any class of shareholders can be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation are contained in the Memorandum of Association or Articles of Association of the Company, or in the absence of any such provision in the Memorandum of Association or Articles of Association, if such variation is not prohibited by the terms of issue of the shares of that class.

Under the Companies Act, 2013, the Articles of Association may be altered only by way of a special resolution. We amended our Articles of Association with the approval of the shareholders at the last Annual General Meeting held in July 2014 to comply with the Companies Act, 2013 and the Rules thereunder.

Meeting of Shareholders

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

Voting Rights of Deposited Equity Shares Represented by ADSs

As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (a) such information as is contained in such notice of meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders of ADSs, and (c) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

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

The equity shares of a public company are freely transferable, subject only to the provisions of Section 56 of the Companies Act, 2013. Since we are a public company, the provisions of Section 56 will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 56(1) of the Companies Act, 2013, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board.

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Indian Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws in force at the time, the Company Law Board may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. Under the Companies Act, 2013 unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Hyderabad, India.

Company Acquisition of Equity Shares

Under the Companies Act, 2013, the Company can reduce its share capital subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with this Section.

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

Takeover Code and Listing Agreements

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of more than 5% and every 2% thereafter of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser is required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

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

SEBI (Prohibition of Insider Trading) Regulations, 2015

The SEBI (Prohibition of Insider Trading) Regulations, 2015 were announced on January 15, 2015 (the “Regulations”) and become effective on May 15, 2015. Key changes under the Regulations include:

•	Widening the definition of “Insider” to include “connected person” such as any person who has a contractual, fiduciary or employment relationship that allows such person directly or indirectly access to unpublished price sensitive information (“UPSI”).

•	Limiting the scope of “Relatives” to “Immediate Relatives” as defined under the Regulations.

•	Defining UPSI and “generally available information” and prohibiting trading by Insiders while they are in possession of UPSI.

•	Widening the definition of “trading” to include “dealing,” “subscribing” and “pledging” when in possession of UPSI.

•	Widening the disclosure obligations of trading by Insiders to include all employees (and their immediate relatives) for trading in excess of Rs.10 lakhs of securities in a calendar quarter.

•	Requiring Insiders to exchange UPSI only on need-to-know basis.

•	Prohibiting the procurement of UPSI except for legitimate purposes, performance of duties or discharge of legal obligations.

•	Creating a Trading Plan option for persons who may be perpetually in possession of UPSI.

•	Changing the re-opening of the trading window for Insiders from 24 to 48 hours after information becoming generally available to public.

Under the Regulations, the Company is required to formulate a stated framework and policy for fair disclosure of events and occurrences that could impact price discovery in the market for its securities. This policy shall be framed on principles such as equality of access to information, publication of policies such as those on dividends, inorganic growth pursuits, calls on meetings with analysts, publication of transcripts of such calls and meetings and the like are set out in the schedule.

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

Foreign Direct Investment

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

With effect from February 3, 2015, the limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI, has been increased to US$250,000 from US$ 125,000, per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of Rs. 12,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

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

Depository Receipts Scheme 2014

The Ministry of Finance, Government of India (“Ministry of Finance”) enacted the new Depository Receipt Scheme, 2014 (“2014 Scheme”) which replaced the Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. While the 2014 Scheme has not been fully implemented yet, below is a brief summary of some of the key provisions.

There are certain relaxations provided under the 2014 Scheme subject to prior approval of the Ministry of Finance. For example, a registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs or GDSs. However, such conversion is subject to compliance with the provisions of the 2014 Scheme and the periodic guidelines issued by the regulatory authorities. Therefore ADSs converted into Indian shares may be converted back into ADSs, subject to certain limits of sectorial caps.

Under the 2014 Scheme, the foreign depository may take instruction from Depository Receipts holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the 2014 Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of Depository Receipts, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 vide Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended definition of “public shareholding” introduced to define equity shares of the Company held by public to include shares underlying Depository Receipts if the holder of such Depository Receipts has the right to issue voting instruction and such Depository Receipts are listed in international stock exchange in accordance with the 2014 Scheme. The final regulations regarding the implementation of these amendments to Clause 35 and 40A of the Listing Agreement with Indian stock exchanges have not been released.

Conditions for issuance of ADSs or GDSs outside India by Indian Companies

Eligibility of issuer: An Indian company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by SEBI will not be eligible to issue ADSs or GDSs apart from Foreign Currency Convertible Bonds.

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

In terms of Schedule 1 of the Notification No. FEMA 20/2000-RB dated May 3, 2000, a person resident outside India can purchase equity shares/compulsorily convertible preference shares and compulsorily convertible debentures (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under Regulation 5 (1) of Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended from time to time. The Reserve Bank of India vide circular No. 20 dated December 14, 2007, decided that with effect from November 29, 2007, the equity instruments should be issued within 180 days of the receipt of the inward remittance. If the equity instruments are not issued within 180 days from the date of receipt of the inward remittance or date of debit to the Non-resident External Account (NRE)/Foreign Currency Non-Resident Account (FCNR) (B)/ escrow account, the amount of consideration so received shall be refunded to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be or approach the Reserve Bank of India with an action plan for allotment of equity shares.

It is also clarified that the advances against equity instruments may be received only where the FDI is allowed under the automatic route.

Investment by Foreign Portfolio Investors

Recently, SEBI introduced Foreign Portfolio Regulations 2014 (“FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called as foreign portfolio investors. FPI Regulations restricts purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total issued capital of the company. Investment by foreign portfolio investor shall also be subject to such other conditions and restrictions as may be specified by the Government of India, from time to time.

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

Overseas Investment – Liberalization

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 42 dated May 12, 2005, dated September 26, 2007 and circular No. 30 dated September 4, 2013 as amended from time to time, issued by the RBI, provided that an Indian entity is permitted to invest up to 400% of the net worth of the Indian entity if the funding is from eligible external commercial borrowings.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income Tax Act. However, the Finance Act, 2015 has amended and broadened the definition of resident with regards to a company, by including companies with place of effective management at any time during the previous year in India.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the Company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. The surcharge on DDT for domestic companies is 10% in addition to an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 16.995%. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 19.994% on the amount actually distributed as dividends to shareholders. Additionally, effective June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. The Finance Act, 2012, with a view to remove the cascading effect in a multi-tier corporate structure, has amended the Act specifying that the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary. The Finance Act, 2013 has amended the Finance Act, 2012 to specify that the 15% tax paid on dividends received from a foreign subsidiary is available for set-off against the DDT payable by a domestic company. The Finance Act, 2015 has increased the surcharge from existing 10% to 12%, based on which the effective tax on dividend distributed may go up from 19.99% to 20.358%, including a gross up.

Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to Indian tax.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, 1961, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer u/s 115AD of the Income Tax Act, 1961 will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10% u/s 115AD of the Income Tax Act, 1961.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement.

•	The Finance Act, 2015 has amended the law to compute the holding period of capital asset being share or shares of a company, acquired by a non-resident on redemption of GDR, from the date on which a request for redemption was made.

•	In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% is levied as follows:

Category of person	Surcharge Rates
Resident other than company*	10%, if total income > Rs. 10 million

Resident company*	5%, if total income > Rs. 10 million and < Rs. 100 million
10%, if total income > Rs. 100 million

Non Resident other than company	10%, if total income > Rs. 10 million
Foreign company	2%, if total income > Rs. 10 million and < Rs. 100 million
5%, if total income > Rs. 100 million

*	Note: The Finance Act, 2015 has increased the surcharge for residents/ non-residents other than a company by 2% over the rate mentioned in the above table.

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

According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets.

Capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied as set forth on the table below and an additional surcharge called “education cess” of 3% in addition to the above tax and surcharge will be levied.

Category of person	Surcharge Rate
Resident other than company*	10%, if total income > Rs. 10 million

Resident company*	5%, if total income > Rs. 10 million and < Rs. 100 million
10%, if total income > Rs. 100 million

Non Resident other than company	10%, if total income > Rs. 10 million
Foreign company	2%, if total income > Rs. 10 million and < Rs. 100 million
5%, if total income > Rs. 100 million

*	Note: The Finance Act, 2015 has increased the surcharge for residents/ non-residents other than a company by 2% over the rate mentioned in the above table.

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

Sl No	Nature of taxable securities transactions	Payable by	Existing rates (in per cent)	Rates (in per cent)
(1)	(2)	(3)	(4)	(5)
1	Delivery based purchase of units of an equity oriented fund entered into in a recognized stock exchange	Purchaser	0.1	Nil
2	Delivery based sale of units of an equity oriented fund entered into in a recognized stock exchange	Seller	0.1	0.001
3	Sale of a futures in securities	Seller	0.017	0.01
4	Sale of unit of an equity oriented fund to the mutual fund	Seller	0.25	0.001

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

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act 2013 has levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buy-back of shares by an unlisted company u/s 115QA of the Income Tax Act, 1961.

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

Gift Tax and Estate Duty. The Indian gift tax was abolished as of October 1998. The Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding Rs. 25,000 (approx. US$561), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs. 50,000 in a fiscal year. The Finance Act 2009 has inserted a new section 56(vii) with effect from October 1, 2009 to tax at a maximum rate of 30%, any sum of money or any immovable property received by an individual or HUF without consideration exceeding Rs. 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2015. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

(in millions, except share data and where otherwise stated)

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.

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

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in U.S. Dollars, United Kingdom Pound Sterling, Euros, Australian Dollars and Canadian Dollars, while a large portion of our costs are in Indian Rupees. The exchange rates between the rupee and these currencies have fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect our results of operations.

We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

We have designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. We have also designated foreign currency borrowings as hedges against respective net investments in foreign operations.

As of March 31, 2015, a Rs. 1 increase/decrease in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in approximately Rs. 1,495 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. To manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2015, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2015, additional net annual interest expense on our floating rate borrowing would amount to approximately Rs. 640.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2014 and 2015, respectively and revenues for the year ended March 31, 2013, 2014 and 2015, respectively. There is no significant concentration of credit risk.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities in India which are at least AA rated by Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. The counterparties are primarily banks and financial institutions and the Company considers the risk of non-performance by the counterparty as non-material.

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2015, our cash and cash equivalents are held with major banks and financial institutions. Please refer “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

Item 12.D.4. Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended March 31, 2015, the Depositary reimbursed US$2,387,969.75 towards contribution payment under the ADR program and US$1,060,522.75 to the Company towards other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2015, our principal Chief Executive Officer and principal Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal Chief Executive Officer and principal Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal Chief Executive Officer and principal Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2015. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2015.

Our independent registered public accounting firm, KPMG, India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited’s (“the Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated May 23, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Bangalore, India

May 23, 2015

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

We have adopted a Code of Business Conduct, applicable to all officers, directors and employees. Our Code of Business Conduct is available under the investor relations section on our website at www.wipro.com. We have also adopted a Code of Conduct for Independent Directors as prescribed under the Indian Companies Act, 2013, which is available under the investor relations section on our website at www.wipro.com.

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

	Year ended March 31,
	2014		2015
	(in millions)
Audit fees	Rs.	80	Rs.	88
Tax fees		79		68
All other fees		12		6

Total	Rs.	171	Rs.	162

Audit services – comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting and reviews of interim financial statements.

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

Item 16 F. Changes in Registrant’s Certifying Accountant

None.

Item 16 G. Corporate Governance

Because our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

•	Listing Agreement with Indian stock exchanges require 50% of the Board of Directors to be independent directors in the case of executive Chairman of the Board (it is 33.33% in other cases) while NYSE listing requirements specify that a majority of the Board to consist of independent directors.

•	Listing Agreement with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing specifies that all the members of the Audit Committee must be independent directors.

•	A Shareholders Grievance Committee (Stakeholders Relationship Committee) is mandatory under Listing Agreements with stock exchanges and is not a requirement under NYSE Listing requirements.

•	Criteria for determining directors to be independent also differ between the two countries Listing requirements.

•	Listing Agreement with Indian stock exchanges requires evaluation of Board Committees and individual directors while NYSE listing requirements specify evaluation of the Board as a whole and the Board Committees.

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

Item 18. Financial Statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (“the Company”) as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wipro Limited’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 23, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting

KPMG

Bangalore, India

May 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Rs. in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2014	2015	2015
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
ASSETS
Goodwill	6	63,422	68,078	1,093
Intangible assets	6	1,936	7,931	127
Property, plant and equipment	5	51,449	54,206	870
Derivative assets	16	286	736	12
Available for sale investments	8	2,676	3,867	62
Deferred tax assets	19	3,362	2,945	47
Non-current tax assets		10,192	11,409	183
Other non-current assets	12	14,295	14,369	231

Total non-current assets		147,618	163,541	2,625

Inventories	10	2,293	4,849	78
Trade receivables	9	85,392	91,531	1,469
Other current assets	12	39,474	73,359	1,177
Unbilled revenues		39,334	42,338	679
Available for sale investments	8	60,557	53,908	865
Current tax assets		9,774	6,490	104
Derivative assets	16	3,661	5,077	81
Cash and cash equivalents	11	114,201	158,940	2,551

Total current assets		354,686	436,492	7,004

TOTAL ASSETS		502,304	600,033	9,629

EQUITY
Share capital		4,932	4,937	79
Share premium		12,664	14,031	225
Retained earnings		314,952	372,248	5,974
Share based payment reserve		1,021	1,312	21
Other components of equity		10,472	15,454	248
Shares held by controlled trust		(542)	—	—

Equity attributable to the equity holders of the Company		343,499	407,982	6,547
Non-controlling interest		1,387	1,646	26

Total equity		344,886	409,628	6,573

LIABILITIES
Loans and borrowings	13	10,909	12,707	204
Derivative liabilities	16	629	71	1
Deferred tax liabilities	19	1,796	3,240	52
Non-current tax liabilities		3,448	6,695	107
Other non-current liabilities	15	4,478	3,658	59
Provisions	15	6	5	—

Total non-current liabilities		21,266	26,376	423

Loans and borrowings and bank overdraft	13	40,683	66,206	1,063
Trade payables and accrued expenses	14	51,917	58,745	943
Unearned revenues		12,767	16,549	266
Current tax liabilities		12,482	8,036	129
Derivative liabilities	16	2,504	753	12
Other current liabilities	15	14,429	12,223	196
Provisions	15	1,370	1,517	24

Total current liabilities		136,152	164,029	2,633

TOTAL LIABILITIES		157,418	190,405	3,056

TOTAL EQUITY AND LIABILITIES		502,304	600,033	9,629

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Rs. in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2013	2014	2015	2015
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Continuing operations
Revenues	22	374,256	434,269	469,545	7,536
Cost of revenues	23	(260,665)	(295,488)	(321,284)	(5,156)

Gross profit		113,591	138,781	148,261	2,380

Selling and marketing expenses	23	(24,213)	(29,248)	(30,625)	(491)
General and administrative expenses	23	(22,032)	(23,538)	(25,850)	(415)
Foreign exchange gains / (losses), net		2,626	3,359	3,637	58

Results from operating activities		69,972	89,354	95,423	1,532

Finance expense	24	(2,693)	(2,891)	(3,599)	(58)
Finance and other income	25	11,317	14,542	19,859	319

Profit before tax		78,596	101,005	111,683	1,793

Income tax expense	19	(16,912)	(22,600)	(24,624)	(395)

Profit for the year from continuing operations		61,684	78,405	87,059	1,398

Discontinued operations
Profit after tax for the year from discontinued operations	4	5,012	—	—	—

Profit for the year		66,696	78,405	87,059	1,398

Profit attributable to:
Equity holders of the Company		66,359	77,967	86,528	1,389
Non-controlling interest		337	438	531	9

Profit for the year		66,696	78,405	87,059	1,398

Profit from continuing operations attributable to:
Equity holders of the Company		61,362	77,967	86,528	1,389
Non-controlling interest		322	438	531	9

		61,684	78,405	87,059	1,398

Earnings per equity share:	26
Basic		27.05	31.76	35.25	0.57
Diluted		26.98	31.66	35.13	0.56
Earnings per share from continuing operations:
Basic		25.01	31.76	35.25	0.57
Diluted		24.95	31.66	35.13	0.56
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,453,218,759	2,454,745,434	2,454,681,650	2,454,681,650
Diluted		2,459,184,321	2,462,626,739	2,462,579,161	2,462,579,161

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Rs. in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2013	2014	2015	2015
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Profit for the year		66,696	78,405	87,059	1,398
Other comprehensive income
Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial gains/(losses)		—	(190)	(64)	(1)

		—	(190)	(64)	(1)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences:
Translation difference relating to foreign operations	18	5,038	7,306	799	13
Net change in fair value of hedges of net investment in foreign operations	18	(1,055)	(2,600)	390	6
Net change in fair value of cash flow hedges	16,19	2,847	(990)	3,051	49
Net change in fair value of available for sale investments	8,19	229	(112)	856	14

		7,059	3,604	5,096	82

Total other comprehensive income, net of taxes		7,059	3,414	5,032	81

Total comprehensive income for the year		73,755	81,819	92,091	1,479

Attributable to:
Equity holders of the Company		73,358	81,265	91,510	1,470
Non-controlling interest		397	554	581	9

		73,755	81,819	92,091	1,479

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rs. in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2012	2,458,756,228	4,917	30,457	241,912	1,976	7,908	(1,358)	44	(542)	285,314	849	286,163
Total Comprehensive income for the year
Profit for the year	—	—	—	66,359	—	—	—	—	—	66,359	337	66,696
Other comprehensive income	—	—	—	—	—	3,923	2,847	229	—	6,999	60	7,059

Total Comprehensive income for the year	—	—	—	66,359	—	3,923	2,847	229	—	73,358	397	73,755

Transactions with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(17,066)	—	—	—	—	—	(17,066)	(14)	(17,080)
Issue of equity shares on exercise of options	4,178,502	9	1,303	—	(1,303)	—	—	—	—	9	—	9
Compensation cost related to employee share based payment	—	—	—	—	643	—	—	—	—	643	—	643
Effect of demerger of diversified business (note 4)	—	—	(20,000)	(32,027)	—	(6,361)	—	(58)	—	(58,446)	(61)	(58,507)

Total transactions with owners of the Company	4,178,502	9	(18,697)	(49,093)	(660)	(6,361)	—	(58)	—	(74,860)	(75)	(74,935)

As at March 31, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rs. in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983
Total comprehensive income for the year
Profit for the year	—	—	—	77,967	—	—	—	—	—	77,967	438	78,405
Other comprehensive income	—	—	—	—	—	4,590	(990)	(302)	—	3,298	116	3,414

Total comprehensive income for the year	—	—	—	77,967	—	4,590	(990)	(302)	—	81,265	554	81,819

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(22,935)	—	—	—	—	—	(22,935)	(338)	(23,273)
Issue of equity shares on exercise of options	3,382,543	6	904	—	(904)	—	—	—	—	6	—	6
Compensation cost related to employee share based payment	—	—	—	(96)	609	—	—	—	—	513	—	513
Effect of demerger of diversified business (note 4)	—	—	—	838	—	—	—	—	—	838	—	838
Total transactions with owners of the Company	3,382,543	6	904	(22,193)	(295)	—	—	—	—	(21,578)	(338)	(21,916)

As at March 31, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rs. in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886
Total comprehensive income for the year
Profit for the year	—	—	—	86,528	—	—	—	—	—	86,528	531	87,059
Other comprehensive income	—	—	—	—	—	1,189	3,051	742	—	4,982	50	5,032

Total comprehensive income for the year	—	—	—	86,528	—	1,189	3,051	742	—	91,510	581	92,091

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(29,168)	—	—	—	—	—	(29,168)	(322)	(29,490)
Issue of equity shares on exercise of options	2,725,765	5	909	—	(909)	—	—	—	—	5	—	5
Compensation cost related to employee share based payment	—	—	—	(64)	1,200	—	—	—	—	1,136	—	1,136
Sale of treasury shares, gain	—	—	458	—	—	—	—	—	542	1,000	—	1,000
Total transactions with owners of the Company	2,725,765	5	1,367	(29,232)	291	—	—	—	—	(27,027)	(322)	(27,349)

As at March 31, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628

Convenience translation into U.S.$ in million (Unaudited) Refer note 2 (iii)		79	225	5,974	21	180	57	11	—	6,547	26	6,573

*	Includes 14,841,271, 16,640,212 and 14,829,824 treasury shares held as of March 31, 2013, 2014 and 2015 respectively held by a controlled trust.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rs. in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2013	2014	2015	2015
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Cash flows from operating activities:
Profit for the year	66,696	78,405	87,059	1,397
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment	(230)	(55)	6	0
Depreciation and amortization	10,835	11,106	12,823	206
Exchange loss, net	1,185	1,054	3,946	63
Impact of hedging activities, net	(25)	—	—	—
Gain on sale of investments	(2,464)	(1,697)	(3,948)	(63)
Share based compensation	643	513	1,138	18
Income tax expense	18,349	22,600	24,624	395
Share of losses of equity accounted investees, net of taxes	107	—	—	—
Dividend and interest (income)/ expense, net	(9,417)	(11,977)	(15,143)	(243)
Changes in operating assets and liabilities:
Trade receivables	(3,168)	(8,299)	(5,929)	(95)
Unbilled revenues	(1,963)	(7,346)	(3,004)	(48)
Inventories	(47)	970	(2,556)	(41)
Other assets	(2,116)	(8,902)	(3,742)	(60)
Trade payables and accrued expenses	6,789	7,300	5,578	90
Unearned revenues	713	2,420	3,784	61
Other liabilities and provisions	2,614	3,577	(2,109)	(34)

Cash generated from operating activities before taxes	88,501	89,669	102,527	1,646
Income taxes paid, net	(18,079)	(21,772)	(24,265)	(389)

Net cash generated from operating activities	70,422	67,897	78,262	1,257

Cash flows from investing activities:
Expenditure on property, plant and equipment	(10,616)	(8,913)	(12,661)	(203)
Proceeds from sale of property, plant and equipment	471	1,091	1,389	22
Purchase of available for sale investments	(492,158)	(465,801)	(551,282)	(8,847)
Investment in associate	(130)	—	—	—
Proceeds from sale of available for sale investments	456,075	473,553	561,582	9,014
Investment in newly acquired subsidiaries under demerged business	(8,276)	—	—	—
Impact of investment hedging activities, net	(2,667)	(5,315)	—	—
Investment in inter-corporate deposits	(12,460)	(13,905)	(39,200)	(629)
Refund of inter-corporate deposits	11,410	10,865	13,500	217
Payment of deferred consideration in respect of business acquisition	—	—	(243)	(4)
Cash transferred pursuant to demerger	(4,163)	(3,093)	—	—
Payment for business acquisitions including deposit in escrow, net of cash acquired	(3,074)	(2,985)	(11,331)	(182)
Interest received	7,376	11,375	12,206	196
Dividend received	639	354	224	4

Net cash (used) in investing activities	(57,573)	(2,774)	(25,816)	(412)

Cash flows from financing activities:
Proceeds from issuance of equity shares	9	6	5	0
Repayment of loans and borrowings	(96,911)	(117,550)	(98,419)	(1,580)
Proceeds from loans and borrowings	108,305	106,782	119,300	1,915
Proceeds from sale of treasury shares	—	—	1,000	16
Interest paid on loans and borrowings	(1,044)	(937)	(919)	(15)
Payment of cash dividend (including dividend tax thereon)	(17,080)	(23,273)	(29,490)	(473)

Net cash (used) in financing activities	(6,721)	(34,972)	(8,523)	(137)

Net increase in cash and cash equivalents during the year	6,128 *	30,151	43,923	708
Effect of exchange rate changes on cash and cash equivalents	789	(69)	589	9
Cash and cash equivalents at the beginning of the year	77,202	84,119	114,201	1,834

Cash and cash equivalents at the end of the year (note 11)	84,119	114,201	158,713	2,551

*	Includes cash flow from diversified business. Refer to Note 4 for additional details.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by the Audit Committee on May 23, 2015.

2. Basis of preparation of financial statements

(i) Statement of compliance and basis of preparation

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

All amounts included in the consolidated financial statements are reported in millions of Indian rupees (Rs. in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	The defined benefit asset/(liability) is recognised as the present value of defined benefit obligation less fair value of plan assets.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2015, have been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 62.31, as published by Federal Reserve Board of Governors on March 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(iv) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

3. Significant accounting policies

(i) Basis of consolidation

Subsidiaries

The Company determines the basis of control in line with the requirements of IFRS 10, Consolidated Financial Statements.

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

All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation.

Equity accounted investees

Equity accounted investees are entities in respect of which the Company has significant influence, but not control, over the financial and operating policies. Interest in associates is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity accounted investees, until the date on which significant influence ceases.

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

(ii) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities (including equity accounted investees) are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, the national currency of India, which is the functional currency of the Company.

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedge and qualifying net investment hedges. Gains/(losses) relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense except foreign exchange gains/(losses) on short-term borrowings, which are considered as a natural economic hedge for the foreign currency monetary assets and are classified and reported within foreign exchange gains/(losses), net within results from operating activities. Non monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value such as equities classified as available for sale are included in other comprehensive income, net of taxes.

b) Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity. When a foreign operation is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

c) Others

Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such differences are recognized in the statement of income. When the hedged part of a net investment is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in FCTR.

(iv) Financial instruments

a) Non-derivative financial instruments

Non derivative financial instruments consist of:

•	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

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

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities.

B. Available-for-sale financial assets

The Company has classified investments in liquid mutual funds, equity securities (other than equity accounted investees) and certain debt securities (primarily certificate of deposits with banks) as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity, net of taxes. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss recognised in equity is transferred to the statement of income.

C. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. Loans and receivables are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

D. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short term maturity of these instruments.

b) Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.

Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in statement of income as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

A. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

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

C. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

(v) Equity and share capital

a) Share capital and share premium

The authorized share capital of the Company is Rs. 6,100,000,000 divided into 2,917,500,000 equity shares of Rs. 2 each, 25,000,000 preference shares of Rs. 10 each and 150,000 10% optionally convertible cumulative preference shares of Rs. 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 14,841,271, 16,640,212 and 14,829,824 treasury shares as of March 31, 2013, 2014 and 2015, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. A portion of these earnings amounting to Rs. 1,139 is not freely available for distribution.

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

f) Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term intercompany receivables or payables relating to foreign operations, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

g) Other reserves

Changes in the fair value of available for sale financial assets is recognized in other comprehensive income (net of taxes), and presented within equity in other reserves.

h) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

(vi) Property, plant and equipment

a) Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. Borrowing costs directly attributable to the construction of a qualifying asset are capitalized as part of the cost.

b) Depreciation

The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. Freehold land is not depreciated. The estimated useful life of assets are reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows:

Category	Useful life
Buildings	28 to 40 years
Plant and machinery	5 to 21 years
Computer equipment and software	2 to 7 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 to 5 years

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

(vii) Business combination, Goodwill and Intangible assets

a) Business combination

Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred.

The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other than measurement period adjustments, are recognized in the consolidated statement of income.

b) Goodwill

The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

c) Intangible assets

Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.

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

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	5 to 10 years
Marketing related intangibles	5 to 10 years

(viii) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is, or contains a lease if, fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

A. Loans and receivables

Impairment losses on trade and other receivables are recognized using separate allowance accounts. Refer Note 2 (iv) (f) for further information regarding the determination of impairment.

B. Available for sale financial assets

When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative gain/loss that has been recognized in other comprehensive income, a component of equity in other reserves is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

b) Non financial assets

The Company assesses long-lived assets such as property, plant, equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost to sell (FVLCTS) and its value-in-use (VIU). If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

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

(xi) Employee benefits

a) Post-employment and pension plans

The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditure for defined contribution plans is recognized as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method.

During the year ended March 31, 2014, the Company had applied IAS 19 (as revised in June 2011) Employee Benefits and the related consequential amendments. IAS 19R has been applied retrospectively in accordance with transitional provisions. As a result, all actuarial gains or losses are immediately recognized in other comprehensive income, net of taxes and permanently excluded from profit or loss. Further, the profit or loss will no longer include an expected return on plan assets. Instead net interest recognized in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate is recognized as part of re-measurement of net defined liability or asset through other comprehensive income, net of taxes. The adoption of IAS 19R did not have a material impact on the consolidated financial statements. Also, the comparative information has not been restated as the cumulative effect of the change in the accounting policy is inconsequential to the consolidated financial statements.

The Company has the following employee benefit plans:

A. Provident fund

Employees receive benefits from a provident fund, which is a defined benefit plan. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company while the remainder of the contribution is made to the government administered pension fund. The Company is generally liable for any shortfall in the fund assets based on the government specified minimum rates of return.

B. Superannuation

Superannuation plan, a defined contribution scheme is administered by Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.

C. Gratuity

In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the Life Insurance Corporation of India (LIC), HDFC Standard Life, TATA AIG and Birla Sun-life. The Company’s obligation in respect of the gratuity plan, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses immediately in other comprehensive income, net of taxes.

b) Termination benefits

Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits.

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

(xii) Share based payment transactions

Selected employees of the Company receive remuneration in the form of equity settled instruments, for rendering services over a defined vesting period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the statement of income with a corresponding increase to the share based payment reserve, a component of equity.

The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

(xiii) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract.

(xiv) Revenue

The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products.

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

C. Maintenance contracts

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

c) Multiple element arrangements

Revenue from contracts with multiple-element arrangements are recognized using the guidance in IAS 18, Revenue. The Company allocates the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus an appropriate business-specific profit margin related to the relevant component.

d) Others

•	The Company accounts for volume discounts and pricing incentives to customers by reducing the amount of revenue recognized at the time of sale.

•	Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty.

•	The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

•	Costs that relate directly to a contract and incurred in securing a contract are recognized as an asset and amortized over the contract term.

•	Contract expenses are recognised as expenses by reference to the stage of completion of contract activity at the end of the reporting period.

(xv) Finance expenses

Finance expenses comprise interest cost on borrowings, impairment losses recognized on financial assets, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments except foreign exchange gains/(losses), net on short-term borrowings which are considered as a natural economic hedge for the foreign currency monetary assets which are classified as foreign exchange gains/(losses), net within results from operating activities. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.

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

Deferred income tax assets are recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

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

New Accounting standards adopted by the Company:

The Company has, with effect from April 01, 2014, adopted the following interpretation and amendments to accounting standards.

IFRIC 21 – Levies

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability when the activity that triggers the payment of levy, as identified by the relevant legislation, occurs. No liability needs to be recorded towards levy that will be triggered by operating in a future period. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim financial statements. This has no impact on the Company.

Amendments to IAS 32 Financial instruments – Offsetting Financial Assets and Financial Liabilities*

Amendments to IFRS 10 – Consolidated Financial Statements, IFRS 12 – Disclosure of Interests in Other Entities and IAS 27 – Separate Financial Statements – Investment Entities*

Amendments to IAS 36 – Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets*

Amendments to IAS 39 – Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting*

*	The adoption of these accounting standards including consequential amendments did not have any material impact on the consolidated financial statements of the Company.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after 1 April 2014, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The application of IFRS 9 may have a material impact on the classification, measurement and presentation of the Company’s financial assets and liabilities. The Company is currently assessing the impact of adopting IFRS 9 on the Company’s Consolidated Financial Statements.

IFRS 15 – Revenue from Contracts with Customers.

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. The standard is effective for annual periods beginning on or after January 1, 2017; early application is permitted. In May 2015, the IASB, through an exposure draft, proposed changing the effective date to periods beginning on or after January 1, 2018 instead of January 1, 2017. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s Consolidated Financial Statements.

4. Demerger of diversified business and discontinued operations

During the financial year 2012-13, the Company had initiated and completed the demerger of its consumer care and lighting, infrastructure engineering and other non-IT business segment (collectively, “the Diversified Business”). The scheme was effective March 31, 2013 (“Effective Date”) after the sanction of the Honorable High Court and filing of the certified copy of the scheme with the Registrar of Companies.

Following the Effective Date, the Diversified Business is classified and presented in the consolidated financial statements as discontinued operation in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered as business under common control and hence is outside the scope of application of IFRS 3 and International Financial Reporting Standards Interpretations (“IFRIC”) 17. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date are at their carrying values.

The results of the Diversified Business are as follows:

	Year ended March 31,
	2013		2014	2015
Revenues	Rs.	56,706	—	—
Expenses (net)		(51,530)	—	—
Finance and other income/(expense), net		1,380	—	—
Share of profits/(losses) of equity accounted investee, net of taxes		(107)	—	—

Profit before tax		6,449	—	—

Income tax expense		(1,437)	—	—

Profit for the period from discontinued operations	Rs.	5,012	—	—

	Year ended March 31,
	2013		2014	2015
Profit from discontinued operations attributable to:
Equity holders of the Company	Rs.	4,997	—	—
Non-controlling interest		15	—	—

	Rs.	5,012	—	—

Earnings per equity share:
Basic		2.04	—	—
Diluted		2.03	—	—
Weighted average number of equity shares used in computing earnings per equity share:
Basic		2,453,218,759	—	—
Diluted		2,459,184,321	—	—

Cash flows from/ (used in) discontinued operations

	Year ended March 31,
	2013		2014	2015
Net cash flows from operating activities	Rs.	5,709	—	—
Net cash flows used in investing activities		(9,825)	—	—
Net cash flows from financing activities		4,611	—	—

Increase in net cash flows for the period	Rs.	495	—	—

Effect of disposal on the financial position of the Company as on the Effective Date

Goodwill	Rs.	18,660
Intangible assets		3,255
Property, plant and equipment		9,722
Investment in equity accounted investee		3,193
Investment in newly acquired subsidiaries		8,276
Other assets		6,175
Inventories		7,543
Trade receivables		7,048
Available for sale investments		13,009
Current tax assets		14
Cash and cash equivalents		4,163
Loans and borrowings		(7,515)
Deferred tax liabilities, net		(1,122)
Trade payables, other liabilities and provisions		(13,914)

Net assets and liabilities	Rs.	58,507

The above is effected in the consolidated statements of changes in equity for the year ended March 31, 2013.

5. Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total
Cost:
As at April 1, 2013	Rs.	3,990	Rs.	22,787	Rs.	61,798	Rs.	11,680	Rs.	1,430	Rs.	101,685
Translation adjustment		21		338		1,936		181		—		2,476
Additions		—		1,037		9,851		1,269		30		12,187
Acquisition through business combination		—		—		106		53		1		160
Disposal / adjustments		(324)		(100)		(1,381)		(836)		(495)		(3,136)

As at March 31, 2014	Rs.	3,687	Rs.	24,062	Rs.	72,310	Rs.	12,347	Rs.	966	Rs.	113,372

Accumulated depreciation/impairment:
As at April 1, 2013	Rs.	—	Rs.	3,037	Rs.	44,090	Rs.	8,574	Rs.	1,395	Rs.	57,096
Translation adjustment		—		121		1,242		129		1		1,493
Depreciation		—		718		7,731		1,553		39		10,041
Disposal / adjustments		—		(61)		(748)		(721)		(491)		(2,021)

As at March 31, 2014	Rs.	—	Rs.	3, 815	Rs.	52,315	Rs.	9,535	Rs.	944	Rs.	66,609

Capital work-in-progress												4,686

Net carrying value as at March 31, 2014											Rs.	51,449

Cost:
As at April 1, 2014	Rs.	3,687	Rs.	24,062	Rs.	72,310	Rs.	12,347	Rs.	966	Rs.	113,372
Translation adjustment		(2)		50		122		(120)		(22)		28
Additions		—		446		11,978		873		36		13,333
Acquisition through business combination		—		89		871		120		1		1,081
Disposal / adjustments		—		(132)		(5,687)		(522)		(151)		(6,492)

As at March 31, 2015	Rs.	3,685	Rs.	24,515	Rs.	79,594	Rs.	12,698	Rs.	830	Rs.	121,322

Accumulated depreciation/impairment:
As at April 1, 2014	Rs.	—	Rs.	3,815	Rs.	52,315	Rs.	9,535	Rs.	944	Rs.	66,609
Translation adjustment		—		36		243		(71)		2		210
Depreciation		—		755		9,220		1,430		12		11,417
Disposal / adjustments		—		(93)		(5,149)		(258)		(149)		(5,649)

As at March 31, 2015	Rs.	—	Rs.	4,513	Rs.	56,629	Rs.	10,636	Rs.	809	Rs.	72,587

Capital work-in-progress												5,471

Net carrying value as at March 31, 2015											Rs.	54,206

*	Including net carrying value of computer equipment and software amounting to Rs. 8,903 and Rs. 12,682 as at March 31, 2014 and 2015, respectively.

Interest capitalized by the Company was Rs. 149 and Rs. 105 for the year ended March 31, 2014 and 2015, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2014 and 2015 are 8.02% and 8.18%, respectively.

6. Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2014		2015
Balance at the beginning of the year	Rs.	54,756	Rs.	63,422
Translation adjustment		5,571		1,098
Acquisition through business combination, net		3,095		3,558

Balance at the end of the year	Rs.	63,422	Rs.	68,078

Acquisition through business combination for the year ended March 31, 2015, includes goodwill recognized on the acquisition of ATCO I-Tek and adjustments on conclusion of closing conditions pursuant to acquisition of Opus Capital Markets Consultants LLC under the IT Services Segment. Also refer note 7 to the consolidated financial statements.

Following the Demerger, the Company’s remaining two operating segments are IT Services and IT Products.

Goodwill as at March 31, 2014 and 2015 has been allocated to the following operating segments:

Segments	As at March 31,
	2014		2015
IT Services	Rs.	62,772	Rs.	67,394
IT Products		650		684

Total	Rs.	63,422	Rs.	68,078

For the purpose of impairment testing, goodwill relating to IT Services segment has been allocated to the CGUs as follows:

CGUs	As at March 31,
	2014		2015
Banking Financial Services and Insurance (BFSI)	Rs.	13,763	Rs.	14,015
Healthcare and Life Sciences (HLS)		13,496		14,080
Retail, Consumer, Transport and Government (RCTG)		9,515		9,426
Energy, Natural Resources and Utilities (ENU)		11,738		15,768
Manufacturing and High-Tech (MFG)		11,563		11,644
Global Media and Telecom (GMT)		2,697		2,461

Total	Rs.	62,772	Rs.	67,394

Goodwill is tested for impairment annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment.

The recoverable amount of the CGU within IT Services segment is determined on the basis of Fair Value Less Cost To Sell (FVLCTS). The FVLCTS of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used.

The carrying value of goodwill allocated to the CGU within IT Products segment is not significant. The recoverable value of this CGU has been determined using value-in-use. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company has based its determination of VIU include estimated cash flows, terminal value and discount rates.

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions.

Assumptions	Year ended March 31,
	2014	2015
Terminal value long-term growth rate	5%	5%
After tax discount rate	16.5%	16.5%
Before tax discount rate	22.6%	24.9%

Based on the above, no impairment was identified as of March 31, 2014 and 2015 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2014 and 2015 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Cost:
As at April 1, 2013	Rs.	3,003	Rs.	818	Rs.	3,821
Translation adjustment		63		43		106
Acquisition through business combination		338		219		557
Additions		—		20		20

As at March 31, 2014	Rs.	3,404	Rs.	1,100	Rs.	4,504

Accumulated amortization and impairment:
As at April 1, 2013	Rs.	1,632	Rs.	475	Rs.	2,107
Translation adjustment		—		125		125
Amortization and impairment		462		76		538
Effect of demerger of diversified business		(202)		—		(202)

As at March 31, 2014	Rs.	1,892	Rs.	676	Rs.	2,568

Net carrying value as at March 31, 2014	Rs.	1,512	Rs.	424	Rs.	1,936
Cost:
As at April 1, 2014	Rs.	3,404	Rs.	1,100	Rs.	4,504
Translation adjustment		(1,015)		(95)		(1,110)
Acquisition through business combination		8,228		—		8,228
Disposal/adjustment		—		(100)		(100)

As at March 31, 2015	Rs.	10,617	Rs.	905	Rs.	11,522

Accumulated amortization and impairment:
As at April 1, 2014	Rs.	1,892	Rs.	676	Rs.	2,568
Translation adjustment		—		(104)		(104)
Amortization and impairment		1,044		165		1,209
Disposal/adjustment		—		(82)		(82)

As at March 31, 2015	Rs.	2,936	Rs.	655	Rs.	3,591

Net carrying value as at March 31, 2015	Rs.	7,681	Rs.	250	Rs.	7,931

Amortization expense on intangible assets is included in selling and marketing expenses in the statement of income.

As of March 31, 2015, the estimated remaining amortization period for intangibles acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
ATCO I-Tek	9.50 years
Global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation	5.25 – 6.25 years
Promax Applications Group	7.25 years
Opus Capital Markets Consultants LLC	3.75 – 5.75 years

7. Business combination

Summary of acquisitions made in 2013-14 is given below:

Opus Capital Markets Consultants LLC

On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (“Opus”) by acquiring 100% of its share capital. Opus is a US-based provider of mortgage due diligence and risk management services. The acquisition has strengthened Wipro’s mortgage solutions and complemented our existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of Rs. 4,589 (US$ 75 million) which included a deferred earn-out component of Rs. 1,285 (US$ 21 million), dependent on achievement of revenues and earnings targets over a period of 3 years. This earn-out liability was fair valued at Rs. 782 and recorded as part of preliminary purchase price allocation.

During the current year, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Consequently, the fair value of earn-out liability was recorded at Rs. 589. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments	Purchase price allocated
Assets
Cash and cash equivalents	Rs.	22	—	Rs.	22
Property, plant and equipment (including software)		160	—		160
Trade receivable		456	—		456
Other assets		20	—		20
Customer related intangibles		—	234		234
Non-compete arrangement		—	216		216
Liabilities
Other liabilities		(258)	—		(258)
Deferred income taxes, net		—	(133)		(133)

Total		400	317		717

Goodwill					2,810

Total purchase price					Rs.3,527

The goodwill of Rs. 2,810 comprises value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

During the current year, the fair value of earn-out liability was determined to be Rs. 144 as a result of changes in estimates of revenue and earnings over the earn-out period. The revision of the estimates has inter alia resulted in reduction in the carrying value of intangibles recognized on acquisition. Accordingly, a net gain of Rs. 470 has been recorded in the statement of income.

The fair value of earn-out consideration was estimated by applying the Discounted Cash Flow approach. The fair value estimates are based on discount rate of 7% and probability adjusted revenue and earnings estimates.

During the year ended March 31, 2015, an amount of Rs. 39 has been paid to the sellers representing earn-out payments for the calendar year 2014.

Summary of acquisitions made in 2014-15 is given below:

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc., a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of Rs. 11,420 (Canadian Dollars 204 million). ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

As part of conclusion of certain closing conditions, Rs. 349 has been reduced from the purchase price. Consequently, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash	71	—	Rs.	71
Property, plant and equipment (including capital work-in-progress and software)	1,689	(278)		1,411
Trade receivables	210	—		210
Other assets	296	—		296
Customer related intangibles	—	8,228		8,228
Liabilities
Trade payables and accrued liabilities	(798)	—		(798)
Deferred income taxes, net	(138)	(2,017)		(2,155)

Total	1,330	5,933		7,263

Goodwill				3,808

Total purchase price			Rs.	11,071

The goodwill of Rs. 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

From the date of acquisition, ATCO I-Tek has contributed Rs. 6,301 of revenue and Rs. 868 of profit after taxes. If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue for the Company would have been Rs. 472,142 and the profit after taxes would have been Rs. 87,503 for twelve months ended March 31, 2015. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

8. Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2014								As at March 31, 2015
	Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value		Cost*		Gross gain recognized directly in equity		Gross loss recognized directly in equity		Fair Value
Investment in liquid and short-term mutual funds and others	Rs.	61,594	Rs.	334	Rs.	(177)	Rs.	61,751	Rs.	56,437	Rs.	1,340	Rs.	(2)	Rs.	57,775
Certificate of deposits		1,482		—		—		1,482		—		—		—		—

Total	Rs.	63,076	Rs.	334	Rs.	(177)	Rs.	63,233	Rs.	56,437	Rs.	1,340	Rs.	(2)	Rs.	57,775

Current								60,557								53,908
Non current								2,676								3,867

*	Available for sale investments include investments amounting to Rs. 228 and Rs. Nil as of March 31, 2014 and 2015, respectively, pledged as margin money deposit for entering into currency future contracts. The counter-parties have an obligation to return the securities to the Company upon settling all the open currency future contracts.

9. Trade receivables

	As at March 31,
	2014		2015
Trade receivables	Rs.	89,977	Rs.	97,041
Allowance for doubtful accounts receivable		(4,585)		(5,510)

	Rs.	85,392	Rs.	91,531

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2014		2015
Balance at the beginning of the year	Rs.	3,625	Rs.	4,585
Additions during the year, net		1,294		925
Uncollectable receivables charged against allowance		(334)		—

Balance at the end of the year	Rs.	4,585	Rs.	5,510

10. Inventories

Inventories consist of the following:

	As at March 31,
	2014		2015
Stores and spare parts	Rs.	930	Rs.	932
Raw materials and components		37		3
Work in progress		16		2
Finished goods and traded goods		1,310		3,912

	Rs.	2,293	Rs.	4,849

11. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2013, 2014 and 2015 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2013		2014		2015
Cash and bank balances	Rs.	35,683	Rs.	45,666	Rs.	47,198
Demand deposits with banks(1)		49,155		68,535		111,742

	Rs.	84,838	Rs.	114,201	Rs.	158,940

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2013		2014		2015
Cash and cash equivalents (as per above).	Rs.	84,838	Rs.	114,201	Rs.	158,940
Bank overdrafts		(719)		—		(227)

	Rs.	84,119	Rs.	114,201	Rs.	158,713

12. Other assets

	As at March 31,
	2014		2015
Current
Interest bearing deposits(1)	Rs.	12,500	Rs.	38,200
Prepaid expenses		7,354		9,476
Due from officers and employees		2,447		3,488
Finance lease receivables		3,018		3,461
Advance to suppliers		2,446		2,430
Deferred contract costs		3,852		3,610
Interest receivable		2,794		5,290
Deposits		756		763
Balance with excise, customs and other authorities		1,267		1,786
Others (2)		3,040		4,855

	Rs.	39,474	Rs.	73,359

Non current
Prepaid expenses including rentals for leasehold land	Rs.	4,523	Rs.	6,630
Finance lease receivables		5,235		2,899
Deposits		412		65
Deferred contract costs		3,711		4,445
Others		414		330

	Rs.	14,295	Rs.	14,369

Total	Rs.	53,769	Rs.	87,728

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
(2)	Others include Rs. 400 (March 31, 2014: Nil) representing assets held for sale.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for periods ranging from 1 to 7 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payment				Present value of minimum lease payment
	As at March 31,				As at March 31,
	2014		2015		2014		2015
Not later than one year	Rs.	3,194	Rs.	3,685	Rs.	2,980	Rs.	3,419
Later than one year but not later than five years		5,885		3,108		5,190		2,826
Later than five years		—		73		—		57
Unguaranteed residual values		90		62		83		58

Gross investment in lease		9,169		6,928		8,253		6,360
Less: Unearned finance income		(916)		(568)		—		—

Present value of minimum lease payment receivable	Rs.	8,253	Rs.	6,360	Rs.	8,253	Rs.	6,360

Included in the financial statements as follows:
Current finance lease receivables					Rs.	3,018	Rs.	3,461
Non-current finance lease receivables						5,235		2,899

13. Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to Rs. 39,433 and Rs. 64,443 as at March 31, 2014 and 2015, respectively. Short-term borrowings from banks as of March 31, 2015 primarily consist of lines of credit of approximately Rs. 4,255, U.S. Dollar (U.S.$) 1,286 million, Canadian Dollar (CAD) 150 million, Saudi Arabian Riyal (SAR) 378 million, Chinese Yuan (CNY) 14 million, and United Kingdom Pound Sterling (GBP) 20 million from bankers for working capital requirements and other short term needs. As of March 31, 2015, the Company has unutilized lines of credit aggregating Rs. 4,148, U.S.$ 437 million, SAR 165 million and GBP 18 million respectively. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to Rs. 39,813 and Rs. 39,511, as of March 31, 2014 and 2015, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2014 and 2015, an amount of Rs. 16,949 and Rs. 18, 277 respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

	As at March 31, 2014			As at March 31, 2015
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
U.S. Dollar	150	Rs.	8,985	150	Rs.	9,375	LIBOR+1.25%	June 2018
Unsecured term loan
Indian Rupee	NA		172	NA		217	0 - 12%	2015 - 2017
Other secured term loans	—		2	—		—	—	—

		Rs.	9,159		Rs.	9,592

Obligations under finance leases			3,000			4,878

		Rs.	12,159		Rs.	14,470

Current portion of long term loans and borrowings		Rs.	1,250		Rs.	1,763
Non-current portion of long term loans and borrowings			10,909			12,707

The Company had entered into interest rate swap (IRS) in connection with the unsecured external commercial borrowing.

The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2015, the Company has met all the covenants under these arrangements.

A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to Rs. 6,467 and Rs. 8,694 as at March 31, 2014 and 2015, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.

Interest expense was Rs. 868 and Rs. 768 for the year ended March 31, 2014 and 2015, respectively for the continuing operations.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2014 and 2015:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,				As at March 31,
	2014		2015		2014		2015
Not later than one year	Rs.	1,230	Rs.	1,843	Rs.	1,092	Rs.	1,660
Later than one year but not later than five years		2,066		3,379		1,908		3,218

Total minimum lease payments		3,296		5,222		3,000		4,878
Less: Amount representing interest		(296)		(344)		—		—

Present value of minimum lease payments	Rs.	3,000	Rs.	4,878	Rs.	3,000	Rs.	4,878

Included in the financial statements as follows:
Current finance lease payables					Rs.	1,092	Rs.	1,660
Non-current finance lease payables						1,908		3,218

14. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2014		2015
Trade payables	Rs.	17,615	Rs.	18,845
Accrued expenses		34,302		39,900

	Rs.	51,917	Rs.	58,745

15. Other liabilities and provisions

	As at March 31,
	2014		2015
Other liabilities:
Current:
Statutory and other liabilities	Rs.	3,551	Rs.	3,530
Employee benefit obligations		5,027		4,802
Advance from customers		3,278		2,200
Others		2,573		1,691

	Rs.	14,429	Rs.	12,223

Non-current:
Employee benefit obligations	Rs.	3,030	Rs.	3,062
Others		1,448		596

	Rs.	4,478	Rs.	3,658

Total	Rs.	18,907	Rs.	15,881

	As at March 31,
	2014		2015
Provisions:
Current:
Provision for warranty	Rs.	340	Rs.	306
Others		1,030		1,211

	Rs.	1,370	Rs.	1,517

Non-current:
Provision for warranty	Rs.	6	Rs.	5

Total	Rs.	1,376	Rs.	1,522

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2014						Year ended March 31, 2015
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	Rs.	314	Rs.	869	Rs.	1,183	Rs.	346	Rs.	1,030	Rs.	1,376
Additional provision during the year, net.		383		270		653		350		188		538
Provision used during the year		(351)		(109)		(460)		(385)		(7)		(392)

Balance at the end of the year	Rs.	346	Rs.	1,030	Rs.	1,376	Rs.	311	Rs.	1,211	Rs.	1,522

16. Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2014		2015
Assets:
Trade receivables	Rs.	85,392	Rs.	91,531
Unbilled revenues		39,334		42,338
Cash and cash equivalents		114,201		158,940
Available for sale financial investments		63,233		57,775
Derivative assets		3,947		5,813
Other assets		29,229		56,298

Total	Rs.	335,336	Rs.	412,695

Liabilities:
Loans and borrowings	Rs.	51,592	Rs.	78,913
Trade payables and accrued expenses		51,144		57,793
Derivative liabilities		3,133		824
Other liabilities		2,529		1,023

Total	Rs.	108,398	Rs.	138,553

By Category (Carrying value/Fair value):

	As at March 31,
	2014		2015
Assets:
Loans and receivables	Rs.	268,156	Rs.	349,107
Derivative assets		3,947		5,813
Available for sale financial assets		63,233		57,775

Total	Rs.	335,336	Rs.	412,695

Liabilities:
Financial liabilities at amortized cost	Rs.	51,592	Rs.	78,913
Trade and other payables		53,673		58,816
Derivative liabilities		3,133		824

Total	Rs.	108,398	Rs.	138,553

Offsetting financial assets and liabilities

The following table contains information on financial assets and liabilities subject to offsetting:

Financial assets

Loans and receivables	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet
As at March 31, 2014	271,100	(2,944)	268,156
As at March 31, 2015	352,191	(3,084)	349,107

Financial liabilities

Trade and other payables	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet
As at March 31, 2014	56,617	(2,944)	53,673
As at March 31, 2015	61,900	(3,084)	58,816

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Fair value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for expected losses on these receivables. As of March 31, 2014 and 2015, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2014								As at March 31, 2015
Particulars	Total		Fair value measurements at reporting date using						Total		Fair value measurements at reporting date using
			Level 1		Level 2		Level 3				Level 1		Level 2		Level 3
Assets
Derivative instruments
- Cash flow hedges	Rs.	1,289	Rs.	—	Rs.	1,289	Rs.	—	Rs.	4,237	Rs.	—	Rs.	4,237	Rs.	—
- Net investment hedges		123		—		123		—		140		—		140		—
- Others		2,535		—		2,425		110		1,436		—		912		524
Available for sale financial assets:
- Investment in liquid and short-term mutual funds		18,555		16,826		1,729		—		10,202		10,202		—		—
- Investment in certificate of deposit, non-convertible debentures and commercial papers		42,002		488		41,514		—		43,706		2,046		41,660		—
- Investment in equity instruments		2,676		—		—		2,676		3,867		—		—		3,867
Liabilities
Derivative instruments
- Cash flow hedges		(740)		—		(740)		—		(80)		—		(80)		—
- Net investment hedges		(718)		—		(718)		—		(264)		—		(264)		—
- Others		(1,675)		—		(1,675)		—		(480)		—		(480)		—
- Contingent consideration		(789)		—		—		(789)		(110)		—		—		(110)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table:

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. These models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in certificate of deposits and commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on March 31, 2015.

Available for sale investments (Investment in liquid and short-term mutual funds): Fair valuation is derived based on Net Asset value published by the respective mutual fund houses.

Details of assets and liabilities considered under Level 3 classification

	Available for sale investments – Equity instruments		Derivative Assets – Others		Contingent consideration
Balance at the beginning of the year	Rs.	2,676	Rs.	110	Rs.	(789)
Additions		546		433		—
Disposals/ payouts		(916)		—		39
Measurement period adjustment to Goodwill		—		—		193
Gain/(loss) recognised in statement of income		608		(19)		447
Gain/(loss) recognised in other comprehensive income		953		—		—

Balance at the end of the year	Rs.	3,867	Rs.	524	Rs.	(110)

Description of significant unobservable inputs to valuation:

As at March 31, 2014

	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of AFS investments by Rs. 21

		Time to liquidation event	5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of AFS investments by Rs. 27

Derivative assets	Option pricing model	Volatility of comparable companies	40%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by Rs. 21

		Time to liquidation event	5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by Rs. 27

As at March 31, 2015

	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	2%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by Rs. 44, (Rs. 40) respectively

		Discount rate	14%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by Rs. 85, (Rs. 91) respectively

	Market multiple approach	Revenue multiple	4.1x	0.5x increase (decrease) in revenue multiple would result in increase (decrease) in fair value of AFS investments by Rs. 148, (Rs. 152) respectively

Derivative assets	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by Rs. 32, (Rs. 33) respectively

Time to liquidation event			4.5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by Rs. 63, (Rs. 85) respectively

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2014		2015
Designated derivative instruments
Sell	US$	516	US$	836
		€78		€220
		£51		£198
	AUD	9	AUD	83
Interest rate swaps	US$	150	US$	150
Net investment hedges in foreign operations
Others	US$	220	US$	145
		€25		€—
Non designated derivative instruments
Sell	US$	1,061	US$	1,304
		£112		£67
		€63		€60
	AUD	99	AUD	53
		¥490		¥490
	SGD	8	SGD	13
	ZAR	223	ZAR	69
	CAD	10	CAD	30
Buy	US$	585	US$	790

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2014		2015
Balance as at the beginning of the year	Rs.	1,669	Rs.	567
Deferred cancellation gain/(loss)		—		101
Changes in fair value of effective portion of derivatives		(1,102)		3,600

Gains/ (losses) on cash flow hedging derivatives, net	Rs.	(1,102)	Rs.	3,701

Balance as at the end of the year	Rs.	567	Rs.	4,268

Deferred tax asset thereon	Rs.	(68)	Rs.	(718)

Balance as at the end of the year, net of deferred tax	Rs.	499	Rs.	3,550

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2015 are expected to occur and reclassified to the statement of income over a period of 5 years.

As at March 31, 2014 and 2015, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled revenues, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability.

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of loans and borrowings in the statement of financial position.

Financial risk management

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.

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

Foreign currency risk

The Company operates internationally and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.

The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company has also designated foreign currency borrowings as hedge against respective net investments in foreign operations.

As of March 31, 2014 and 2015 respectively, a Rs. 1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately Rs. 1,212 and Rs. 1,495 decrease/increase in the fair value of foreign currency dollar denominated derivative instruments.

The below table presents foreign currency risk from non-derivative financial instruments as of March 31, 2014 and 2015:

	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies#		Total
Trade receivables	Rs.	31,065	Rs.	6,581	Rs.	8,045	Rs.	2,704	Rs.	87	Rs.	2,876	Rs.	51,358
Unbilled revenues		14,611		2,257		4,314		949		200		2,327		24,658
Cash and cash equivalents		46,805		687		676		364		43		1,684		50,259
Other assets		934		1,232		809		1,667		11		202		4,855
Loans and borrowings	Rs.	(44,028)	Rs.	—	Rs.	(478)	Rs.	(1,118)	Rs.	—		—	Rs.	(45,624)
Trade payables, accrued expenses and other liabilities		(16,303)		(3,088)		(3,743)		(1,219)		(196)		(1,627)		(26,176)

Net assets / (liabilities)	Rs.	33,084	Rs.	7,669	Rs.	9,623	Rs.	3,347	Rs.	145	Rs.	5,462	Rs.	59,330

	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies#		Total
Trade receivables	Rs.	29,586	Rs.	4,648	Rs.	8,603	Rs.	1,376	Rs.	211	Rs.	3,005	Rs.	47,429
Unbilled revenues		16,430		2,855		5,099		915		196		1,292		26,787
Cash and cash equivalents		40,465		1,098		842		255		26		2,100		44,786
Other assets		1,393		1,241		308		1,782		12		218		4,954
Loans and borrowings	Rs.	(58,750)	Rs.	—	Rs.	(360)	Rs.	(932)	Rs.	—	Rs.	(227)	Rs.	(60,269)
Trade payables, accrued expenses and other liabilities		(22,296)		(2,923)		(4,149)		(797)		(119)		(1,571)		(31,855)

Net assets / (liabilities)	Rs.	6,828	Rs.	6,919	Rs.	10,343	Rs.	2,599	Rs.	326	Rs.	4,817	Rs.	31,832

#	Other currencies reflects currencies such as Singapore Dollars, Saudi Arabian Riyals etc.

As at March 31, 2014 and 2015 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact result from operating activities by approximately Rs. 593 and Rs. 318 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2015, substantially all of the Company’s borrowings were subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2015, additional net annual interest expense on floating rate borrowing would amount to approximately Rs. 640.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2014 and 2015, respectively and revenues for the year ended March 31, 2013, 2014 and 2015, respectively. There is no significant concentration of credit risk.

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for receivables of Rs. 4,585 and Rs. 5,510 as of March 31, 2014 and 2015, respectively. Of the total receivables, Rs. 59,927 and Rs. 67,997 as of March 31, 2014 and 2015, respectively, were neither past due nor impaired. The Company’s credit period generally ranges from 45-60 days. The aging analysis of the receivables has been considered from the date the invoice falls due. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2014		2015
Financial assets that are neither past due nor impaired	Rs.	59,927	Rs.	67,997
Financial assets that are past due but not impaired
Past due 0 – 30 days		4,996		7,343
Past due 31 – 60 days		4,646		3,936
Past due 61 – 90 days		3,259		2,876
Past due over 90 days		21,733		16,307

Total past due but not impaired	Rs.	34,634	Rs.	30,462

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2015, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2014
	Carrying value		Contractual cash flows
			Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	51,592	Rs.	41,050	Rs.	1,539	Rs.	1,481	Rs.	9,035	Rs.	53,105
Trade payables and accrued expenses		51,144		51,144		—		—		—		51,144
Derivative liabilities	Rs.	3,133	Rs.	2,504	Rs.	599	Rs.	30	Rs.	—	Rs.	3,133

	As at March 31, 2015
	Carrying value		Contractual cash flows
			Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans and borrowings	Rs.	78,913	Rs.	66,526	Rs.	1,827	Rs.	11,609	Rs.	116	Rs.	80,078
Trade payables and accrued expenses		57,793		57,793		—		—		—		57,793
Derivative liabilities	Rs.	824	Rs.	753	Rs.	39	Rs.	22	Rs.	10	Rs.	824

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2014		2015
Cash and cash equivalents	Rs.	114,201	Rs.	158,940
Interest bearing deposits		12,500		38,200
Available for sale investments		60,557		53,908
Loans and borrowings		(51,592)		(78,913)

Net cash position	Rs.	135,666	Rs.	172,135

17. Investment in equity accounted investees

Wipro GE Healthcare Private Limited (Wipro GE)

The Company held 49% interest in Wipro GE which is a private entity that is not listed on any public exchange. The investment in Wipro GE has been transferred to the Resulting Company pursuant to the Demerger of the diversified business and therefore had been classified as discontinued operations as of March 31, 2013. Refer to Note 4. The Company’s share of profits/(losses) of Wipro GE for the year ended March 31, 2013 was Rs. (108), which is considered under results of discontinued operations.

The aggregate summarized financial information of Wipro GE is as follows:

	Year ended March 31,
	2013		2014		2015
Revenue	Rs.	30,103	Rs.	—	Rs.	—
Gross profit		4,144		—		—
Profit /(loss) for the year		(203)		—		—

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2014		2015
Balance at the beginning of the year	Rs.	5,470	Rs.	10,060
Translation difference related to foreign operations		7,190		799
Change in effective portion of hedges of net investment in foreign operations		(2,600)		390

Total change during the year	Rs.	4,590	Rs.	1,189

Balance at the end of the year	Rs.	10,060	Rs.	11,249

19. Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2013		2014		2015
Income tax expense for continuing operations as per the statement of income	Rs.	16,912	Rs.	22,600	Rs.	24,624
Income tax included in other comprehensive income on:
Unrealized gains/(losses) on available for sale investments		37		(4)		335
Gains/(losses) on cash flow hedging derivatives		427		112		650
Defined benefit plan actuarial gains/(losses)		—		55		(19)

Total income taxes for continuing operations	Rs.	17,376	Rs.	22,763	Rs.	25,590

Income tax expense consists of the following:

	Year ended March 31,
	2013		2014		2015
Current taxes
Domestic	Rs.	13,684	Rs.	18,414	Rs.	19,163
Foreign		5,314		2,293		5,913

	Rs.	18,998	Rs.	20,707	Rs.	25,076

Deferred taxes
Domestic	Rs.	(1,241)	Rs.	(389)	Rs.	(247)
Foreign		592		2,282		(205)

	Rs.	(649)	Rs.	1,893	Rs.	(452)

Total income tax expense	Rs.	18,349	Rs.	22,600	Rs.	24,624

Total taxes of continuing operations	Rs.	16,912	Rs.	22,600	Rs.	24,624
Total taxes of discontinued operations		1,437		—		—

	Rs.	18,349	Rs.	22,600	Rs.	24,624

Income tax expenses are net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to Rs. 1,109, Rs. 1,244 and Rs. 891 for the year ended March 31, 2013, 2014 and 2015, respectively.

The reconciliation between the provision of income tax of continuing operations of the Company and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2013		2014		2015
Profit before taxes from continuing operations	Rs.	78,596	Rs.	101,005	Rs.	111,683
Enacted income tax rate in India		32.45%		33.99%		33.99%

Computed expected tax expense		25,500		34,332		37,961
Effect of:
Income exempt from tax		(10,124)		(11,208)		(11,698)
Basis differences that will reverse during a tax holiday period		(91)		918		(327)
Income taxed at higher/ (lower) rates		1,508		(1,261)		(1,910)
Income taxes relating to prior years		(1,109)		(1,244)		(891)
Changes in unrecognized deferred tax assets		378		302		343
Expenses disallowed for tax purposes		826		671		1,225
Others, net		24		91		(79)

Total income tax expense of continuing operations	Rs.	16,912	Rs.	22,600	Rs.	24,624

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2013		2014		2015
Carry-forward business losses	Rs.	3,526	Rs.	4,207	Rs.	3,589
Accrued expenses and liabilities		1,477		1,257		2,546
Allowances for doubtful accounts receivable		1,264		1,750		1,859
Minimum alternate tax		1,844		1,844		1,844
Income received in advance		1,383		807		134
Others		86		(71)		(268)

	Rs.	9,580	Rs.	9,794	Rs.	9,704

Property, plant and equipment	Rs.	(3,722)	Rs.	(5,005)	Rs.	(3,416)
Amortizable goodwill		(1,597)		(1,698)		(3,347)
Intangible assets		(294)		(261)		(1,965)

	As at March 31,
	2013		2014		2015
Cash flow hedges		(180)		(68)		(719)
Deferred revenue		(398)		(1,196)		(552)

	Rs.	(6,191)	Rs.	(8,228)	Rs.	(9,999)

Net deferred tax assets/ (liabilities)	Rs.	3,389	Rs.	1,566	Rs.	(295)
Amounts presented in statement of financial position:
Deferred tax assets	Rs.	4,235	Rs.	3,362	Rs.	2,945
Deferred tax liabilities	Rs.	(846)	Rs.	(1,796)	Rs.	(3,240)

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

In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset amounting to Rs. 2,096 and Rs. 1,858 as at March 31, 2014 and 2015, respectively in respect of unused tax losses have not been recognized by the Company.

The tax loss carry-forwards of Rs. 6,920 and Rs. 6,509 as at March 31, 2014 and March 31, 2015, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, Rs. 5,869 and Rs. 4,971 as at March 31, 2014 and March 31, 2015, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately Rs. 1,051 and Rs. 1,538 as at March 31, 2014 and March 31, 2015, respectively, expires in various years through fiscal 2035.

The Company has recognized deferred tax assets of Rs. 4,207 and Rs. 3,763 in respect of carry forward losses of its various subsidiaries as at March 31, 2014 and 2015. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under Section 10A, 10B and 10AA of the Income Tax Act, 1961; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Rs. 1,844 has been recognized in the statement of financial position as of March 31, 2014 and 2015, which can be carried forward for a period of ten years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology, Hardware Technology Parks and Export Oriented units. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology, Hardware Technology Parks and Export oriented units has expired on March 31, 2011. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2028. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense from continuing operations of Rs. 9,244, Rs. 11,043 and Rs. 11,412 for the years ended March 31, 2013, 2014 and 2015 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2013, 2014 and 2015 was Rs. 3.77, Rs. 4.50 and Rs. 4.65 respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to Rs. 28,959 and Rs. 21,954 as of March 31, 2014 and 2015, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The Company is subject to U.S. tax on income attributable to its permanent establishment in the United States due to operation of the U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2015. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the United States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.

20. Dividends

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were Rs. 6, Rs. 8 and Rs. 10 during the years ended March 31, 2013, 2014 and 2015, respectively, including an interim dividend of Rs. 2, Rs. 3 and Rs. 5 for the years ended March 31, 2013, 2014 and 2015.

The Board of Directors in their meeting on April 21, 2015 proposed a final dividend of Rs. 7 (U.S.$ 0.11) per equity share and ADS. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting of the shareholders, and if approved, would result in a cash outflow of approximately Rs. 20,739, including corporate dividend tax thereon. The proposed dividend has not been included as a liability in these consolidated financial statements.

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

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The Company has distributed an interim dividend of Rs. 5 per equity share during the year ended March 31, 2015. The Board of Directors in their meeting on April 21, 2015 proposed a final dividend of Rs. 7 (U.S.$ 0.11) per equity share and ADS. The proposal is subject to the approval of shareholders. The amount of future dividends will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2014 and 2015 was as follows:

	As at March 31,				% Change
	2014		2015
Total equity attributable to the equity shareholders of the Company	Rs.	343,499	Rs.	407,982	18.77%
As percentage of total capital		87%		84%
Current loans and borrowings		40,683		66,206
Non-current loans and borrowings		10,909		12,707

Total loans and borrowings		51,592		78,913	52.96%
As percentage of total capital		13%		16%

Total capital (loans and borrowings and equity)	Rs.	395,091	Rs.	486,895	23.24%

The Company is predominantly equity-financed. This is also evident from the fact that loans and borrowings represented only 13% and 16% of total capital as of March 31, 2014 and 2015, respectively. Further, the Company has consistently been a net cash company with cash and bank balance along with available for sale investments being in excess of debt. The company is not subject to any externally imposed capital requirements.

22. Revenues (continuing operations)

	Year ended March 31,
	2013		2014		2015
Rendering of services	Rs.	335,286	Rs.	395,838	Rs.	435,507
Sale of products		38,970		38,431		34,038

Total revenues	Rs.	374,256	Rs.	434,269	Rs.	469,545

23. Expenses by nature (continuing operations)

	Year ended March 31,
	2013		2014		2015
Employee compensation	Rs.	179,627	Rs.	206,568	Rs.	224,838
Raw materials, finished goods, process stocks and stores and spares consumed		31,148		30,686		27,604
Sub-contracting/technical fees/third party application		36,186		43,568		52,247
Travel		14,652		18,519		21,684
Depreciation and amortization		9,913		11,106		12,823
Repairs		9,576		11,181		11,644
Advertisement		1,423		1,417		1,598
Communication		5,023		5,356		5,204
Rent		4,177		4,583		4,727
Power and fuel		2,705		2,901		2,916
Legal and professional fees		2,024		2,558		3,682
Rates, taxes and insurance		2,053		2,221		2,240
Provision for doubtful debt		1,176		1,294		922
Miscellaneous expenses		7,227		6,316		5,630

Total cost of revenues, selling and marketing expenses and general and administrative expenses	Rs.	306,910	Rs.	348,274	Rs.	377,759

24. Finance expense (continuing operations)

	Year ended March 31,
	2013		2014		2015
Interest expense	Rs.	863	Rs.	868	Rs.	768
Exchange fluctuation on foreign currency borrowings, net		1,830		2,023		2,831

Total	Rs.	2,693	Rs.	2,891	Rs.	3,599

25. Finance and other income (continuing operations)

	Year ended March 31,
	2013		2014		2015
Interest income	Rs.	8,427	Rs.	12,491	Rs.	15,687
Dividend income		639		354		224
Gain on sale of investments		2,251		1,697		3,948

Total	Rs.	11,317	Rs.	14,542	Rs.	19,859

26. Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Equity shares held by controlled Wipro Equity Reward Trust (“WERT”) and Wipro Inc Benefit Trust (“WIBT”) have been reduced from the equity shares outstanding for computing basic and diluted earnings per share. During the year ended March 31, 2015, WIBT sold 1.8 million shares of Wipro Limited. Earnings per share and number of shares outstanding for the year ended March 31, 2013, has been adjusted for the grant of 1 employee stock option for every 8.25 employee stock options held by each eligible employee in terms of the demerger scheme as on the Record Date.

	Year ended March 31,
	2013		2014		2015
Profit attributable to equity holders of the Company	Rs.	66,359	Rs.	77,967	Rs.	86,528
Profit from continuing operations attributable to equity holders of the Company	Rs.	61,362	Rs.	77,967	Rs.	86,528
Weighted average number of equity shares outstanding		2,453,218,759		2,454,745,434		2,454,681,650
Basic earnings per share	Rs.	27.05	Rs.	31.76	Rs.	35.25
Basic earnings per share from continuing operations	Rs.	25.01	Rs.	31.76	Rs.	35.25

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

	Year ended March 31,
	2013		2014		2015
Profit attributable to equity holders of the Company	Rs.	66,359	Rs.	77,967	Rs.	86,528
Profit from continuing operations attributable to equity holders of the Company	Rs.	61,362	Rs.	77,967	Rs.	86,528
Weighted average number of equity shares outstanding		2,453,218,759		2,454,745,434		2,454,681,650
Effect of dilutive equivalent share options		5,965,562		7,881,305		7,897,511

Weighted average number of equity shares for diluted earnings per share		2,459,184,321		2,462,626,739		2,462,579,161

Diluted earnings per share	Rs.	26.98	Rs.	31.66	Rs.	35.13
Diluted earnings per share from continuing operations	Rs.	24.95	Rs.	31.66	Rs.	35.13

27. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2013, 2014 and 2015 were Rs. 510, Rs. 513 and Rs. 1,138 respectively for continuing operations.

Wipro Equity Reward Trust (“WERT”)

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

The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2013	2014	2015
Shares held at the beginning of the period	13,269,600	14,829,824	14,829,824
Adjustment pursuant to demerger	1,560,224	—	—

Shares held at the end of the period	14,829,824	14,829,824	14,829,824

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares(1)	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	Rs.	171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	250,000,000	Rs.	171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	20,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	20,000,000	US$	0.04
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	20,000,000	Rs.	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	16,666,667	Rs.	2

Employees covered under the stock option plans and restricted stock unit option plans (collectively “stock option plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests in tranches over a period of 3 to 5 years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for these stock option plans is ten years.

The activity in these stock option plans is summarized below:

			Year ended March 31,
			2013			2014			2015
	Range of Exercise Prices		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Outstanding at the beginning of the year	Rs.	480 – 489	30,000	Rs.	480.20	33,636	Rs.	480.20	33,636	Rs.	480.20
	Rs.	2	10,607,038	Rs.	2	11,502,173	Rs.	2	8,007,354	Rs.	2.00
	US$	0.04	2,173,692	US$	0.04	2,727,802	US$	0.04	2,096,492	US$	0.04

Granted	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	2	3,573,150	Rs.	2	5,000	Rs.	2	2,480,000	Rs.	2.00
	US$	0.04	1,352,000	US$	—	25,000	US$	0.04	1,689,500	US$	0.04

Exercised	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	(13,455)	Rs.	—
	Rs.	2	(3,265,830)	Rs.	2	(2,944,779)	Rs.	2	(1,968,609)	Rs.	2.00
	US$	0.04	(912,672)	US$	0.04	(437,764)	US$	0.04	(743,701)	US$	0.04

Forfeited and expired	Rs.	480 – 489	—	Rs.	—	—	Rs.	—	—	Rs.	—
	Rs.	2	(655,662)	Rs.	2	(555,040)	Rs.	2	(2,186,526)	Rs.	2.00
	US$	0.04	(180,116)	US$	0.04	(218,546)	US$	0.04	(465,647)	US$	0.04

Effect of demerger(1)	Rs.	480 – 489	3,636	Rs.	480.20	—	Rs.	—	—	Rs.	—
	Rs.	2	1,243,478	Rs.	2	—	Rs.	—	—	Rs.	—
	US$	0.04	294,897	US$	0.04	—	US$	—	—	US$	—

Outstanding at the end of the year	Rs.	480 – 489	33,636	Rs.	480.20	33,636	Rs.	480.20	20,181	Rs.	480.20
	Rs.	2	11,502,173	Rs.	2	8,007,354	Rs.	2	6,332,219	Rs.	2.00
	US$	0.04	2,727,802	US$	0.04	2,096,492	US$	0.04	2,576,644	US$	0.04

Exercisable at the end of the year	Rs.	480 – 489	—	Rs.	480.20	13,455	Rs.	480.20	—	Rs.	480.20
	Rs.	2	7,111,160	Rs.	2	5,518,608	Rs.	2	1,389,772	Rs.	2
	US$	0.04	541,959	US$	0.04	347,562	US$	0.04	180,683	US$	0.04

(1)	An adjustment of one employee stock option for every 8.25 employee stock option held has been made, as of the Record Date of the Demerger, for each eligible employee pursuant to the terms of the Scheme.

The following table summarizes information about outstanding stock options:

	As at March 31,
	2013				2014				2015
Range of Exercise price	Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price
Rs. 480 – 489	33,636	48	Rs.	480.20	33,636	36	Rs.	480.20	20,181	24	Rs.	480.20
Rs. 2	11,502,173	37	Rs.	2	8,007,354	36	Rs.	2	6,332,219	25	Rs.	2.00
US$ 0.04	2,727,802	50	US$	0.04	2,096,492	44	US$	0.04	2,576,644	31	US$	0.04

The weighted-average grant-date fair value of options granted during the year ended March 31, 2013, 2014 and 2015 was Rs. 406.26, Rs. 676.73 and Rs. 658.12 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2013, 2014 and 2015 was Rs. 384.52, Rs. 462.60 and Rs. 603.58 for each option, respectively.

28. Employee benefits (continuing operations)

a) Employee costs include:

	Year ended March 31,
	2013		2014		2015
Salaries and bonus	Rs.	175,172	Rs.	201,815	Rs.	218,985
Employee benefit plans
Gratuity		562		559		688
Contribution to provident and other funds		3,383		3,681		4,027
Share based compensation		510		513		1,138

	Rs.	179,627	Rs.	206,568	Rs.	224,838

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2013		2014		2015
Cost of revenues	Rs.	150,864	Rs.	173,651	Rs.	189,959
Selling and marketing expenses		17,308		21,412		21,851
General and administrative expenses		11,455		11,505		13,028

	Rs.	179,627	Rs.	206,568	Rs.	224,838

Defined benefit plan actuarial gains/ (losses) recognized in other comprehensive income include:

	Year ended March 31,	Year ended March 31,
	2014	2015
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	(24)	(96)
Actuarial loss/ (gain) arising from financial assumptions	283	216
Actuarial loss/ (gain) arising from demographic assumptions	(3)	(39)
Actuarial loss/ (gain) arising from experience adjustments	(25)	2

	231	83

The Company has adopted IAS 19R with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is inconsequential.

b) Defined benefit plans – Gratuity:

Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) for the continuing operations is as follows:

	Year ended March 31,
	2013		2014		2015
Current service cost	Rs.	457	Rs.	578	Rs.	665
Net interest on net defined benefit liability/(asset)*		NA		(19)		23
Interest on obligation*		237		NA		NA
Expected return on plan assets		(208)		—		—
Actuarial losses/(gains) recognized		86		—		—
Past service cost		(11)		—		—

Net gratuity cost/(benefit)	Rs.	561	Rs.	559	Rs.	688

Actual return on plan assets	Rs.	249	Rs.	263	Rs.	365

*	as per IAS 19R

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2013	2014	2015
Discount rate	7.80%	8.90%	7.95%
Expected return on plan assets	8.00%	8.50%	7.95%
Expected rate of salary increase	5.00%	8.00%	8.00%

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

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2011		2012		2013		2014		2015
Defined benefit obligation at the beginning of the year	Rs.	2,060	Rs.	2,476	Rs.	2,845	Rs.	3,115	Rs.	3,690
Acquisitions		—		25		—		—		—
Current service cost		386		435		471		578		665
Past service cost		254		(16)		—		—		—
Interest on obligation		161		211		249		221		296
Benefits paid		(230)		(352)		(397)		(479)		(462)
Actuarial losses/(gains)*		(155)		66		142		NA		NA
Remeasurement loss/(gains)*
Actuarial loss/(gain) arising from financial assumptions		NA		NA		NA		283		216
Actuarial loss/(gain) arising from demographic assumptions		NA		NA		NA		(3)		(39)
Actuarial loss/(gain) arising from experience assumptions		NA		NA		NA		(25)		2
Effect of demerger of diversified business		—		—		(195)		—		—

Defined benefit obligation at the end of the year	Rs.	2,476	Rs.	2,845	Rs.	3,115	Rs.	3,690	Rs.	4,368

Change in plan assets is summarized below:

	As at March 31,
	2011		2012		2013		2014		2015
Fair value of plan assets at the beginning of the year	Rs.	1,967	Rs.	2,387	Rs.	2,866	Rs.	3096	Rs.	3,357
Acquisitions		—		1		—		—		—
Expected return on plan assets		164		184		216		240		273
Employer contributions		473		586		507		475		1,065
Benefits paid		(230)		(344)		(397)		(478)		(462)
Actuarial gains/(losses)*		13		52		50		NA		NA
Remeasurement loss/(gains)*
Return on plan assets excluding interest income		NA		NA		NA		24		96
Effect of demerger of diversified business		—		—		(146)		—		—

Fair value of plan assets at the end of the year	Rs.	2,387	Rs.	2,866	Rs.	3,096	Rs.	3,357	Rs.	4,329

Present value of unfunded obligation	Rs.	(89)	Rs.	21	Rs.	(19)	Rs.	(333)	Rs.	(39)

Recognized asset/(liability)	Rs.	(89)	Rs.	21	Rs.	(19)	Rs.	(333)	Rs.	(39)

*	as per revised IAS 19

As at March 31, 2013, 2014 and 2015, plan assets were primarily invested in insurer managed funds

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2016	Rs.	784

Estimated benefit payments from the fund for the year ending March 31:
2016	Rs.	846
2017		874
2018		914
2019		929
2020		986
Thereafter		4,143

Total	Rs.	8,692

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2015.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As of March 31, 2015, every 0.5 percentage point increase/ decrease in discount rate will affect the gratuity benefit obligation by approximately Rs. 130.

As of March 31, 2015 every 0.5 percentage point increase/ decrease in expected rate of salary increase will affect the gratuity benefit obligation by approximately Rs. 112.

c) Provident fund:

Up to year ended March 31, 2011, in the absence of guidance from the Actuarial Society of India, actuarial valuation could not have been applied to reliably measure the provident fund liabilities. During the year ended March 31, 2012, the Actuarial Society of India issued the guidance for measurement of provident fund liabilities.

The details of fund and plan assets are given below:

	As at March 31,
	2011		2012		2013		2014		2015
Fair value of plan assets	Rs.	15,309	Rs.	17,932	Rs.	21,004	Rs.	24,632	Rs.	28,445
Present value of defined benefit obligation		15,412		17,668		21,004		24,632		28,445

Net (shortfall)/excess	Rs.	(103)	Rs.	264	Rs.	—	Rs.	—	Rs.	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2011	2012	2013	2014	2015
Discount rate for the term of the obligation	7.95%	8.35%	7.80%	8.90%	7.95%
Average remaining tenure of investment portfolio	7 years	6 years	6 years	6 years	6 years
Guaranteed rate of return	9.5%	8.25%	8.50%	8.75%	8.75%

29. Related party relationships and transactions

List of subsidiaries as of March 31, 2015 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc	Opus Capital Markets Consultants LLC	USA
	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Wipro Insurance Solutions LLC		USA
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro information Technology Austria GmbH (Formerly Wipro Holding Austria GmbH)(A)	Austria
		3D Networks (UK) Limited Wipro Europe Limited(A) Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	U.K U.K U.K
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o Wipro Promax Analytics Solutions Pty Ltd (formerly Promax Applications Group Pty Ltd) Wipro corporate technologies Ghana Limited		Poland Australia Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited(A)	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan

Wipro Technologies W.T. Sociedad Anonima

Wipro Outsourcing Services (Ireland) Limitied

Wipro IT Services Ukraine LLC

Wipro Technologies Norway AS

Wipro Technologies VZ, C.A.

Wipro Technologies Peru S.A.C

Costa Rica Ireland Ukraine Norway Venezuela Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)(A)	Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC Wipro Technologies Spain S.L.		Sultanate of Oman Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd and Wipro Technologies Canada Limited are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH (formerly Wipro Holding Austria GmbH)		Austria
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)		U.K
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France
Wipro Portugal S.A.		Portugal
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh Wipro Do Brasil Sistemetas De Informatica Ltd	Germany Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)		Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia
Wipro Technologies Canada Limited		Canada
	Wipro Solutions Canada Limited (formerly ATCO I-Tek Inc.)	Canada

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust*	Trust	India

*	Pursuant to the announcement issued as part of the press release on October 22, 2014, Wipro Inc. Benefit Trust sold 1.8 million shares of Wipro Limited and the same is reflected in the consolidated financial statements for the year ended March 31, 2015.

The other related parties are:

Name of entity	Nature	% of holding	Country of Incorporation
Wipro GE Healthcare Private Limited	Associate (Up to March 31, 2013)	49%	India
Wipro Kawasaki Precision Components Pvt Ltd	Associate (Up to March 31, 2013)	26%	India

The other related parties are:

Name of other related parties	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Hasham Traders (partnership firm)	Entity controlled by Director
Prazim Traders (partnership firm)	Entity controlled by Director
Zash Traders (partnership firm)	Entity controlled by Director
Regal Investment & Trading Company Private Limited	Entity controlled by Director
Vidya Investment & Trading Company Private Limited	Entity controlled by Director
Napean Trading & Investment Company Private Limited	Entity controlled by Director
Wipro Enterprises Limited	Entity controlled by Director
Wipro Enterprises Cyprus Limited	Entity controlled by Director
Wipro Singapore Pte Limited	Entity controlled by Director
Wipro Unza Holdings Limited	Entity controlled by Director
Wipro Infrastructure Engineering AB	Entity controlled by Director
Yardley of London Limited	Entity controlled by Director
Wipro Enterprises Netherlands BV	Entity controlled by Director

Key management personnel
- Azim Premji	Chairman and Managing Director
- Suresh C. Senapaty	Chief Financial Officer and Executive Director(1)
- T K Kurien	Chief Executive Officer and Executive Director
- Dr. Ashok Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- B. C. Prabhakar	Non-Executive Director(2)
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director(3)
- Shyam Saran	Non-Executive Director(2)
- M.K. Sharma	Non-Executive Director
- Vyomesh Joshi	Non-Executive Director(6)
- Ireena Vittal	Non-Executive Director(7)
- Rishad Azim Premji	Chief Strategy Officer and Executive Director(4)
- Jatin Pravinchandra Dalal	Chief Financial Officer(5)

(1)	Up to March 31, 2015
(2)	Up to July 23, 2014.
(3)	Up to June 30, 2014.
(4)	Effective May 1, 2015
(5)	Effective April 1, 2015
(6)	Effective October 1, 2012
(7)	Effective October 1, 2013

The Company has the following related party transactions:

Transaction/ Balances	Associate				Entities controlled by Directors						Key Management Personnel
	2013		2014	2015	2013		2014		2015		2013			2014		2015
Sale of goods and services	Rs.	—	—	—	Rs.	2	Rs.	186	Rs.	154	Rs.	—		—		—
Purchase of assets		—	—	—		—		66		207		—		—		—
Interest expense		—	—	—		—		40		—		—		—		—
Interest income		—	—	—		—		18		—		—		—		—
Rental income		—	—	—		—		39		55		—		—		—
Rent paid		—	—	—		—		—		63		—		—		4
Dividend		—	—	—		10,995		13,733		17,166		573	##	765	##	958	##
Others		—	—	—		—		3		2		8		3		3
Key management personnel#
Remuneration and short-term benefits		—	—	—		—		—		—		152		221		174
Other benefits		—	—	—		—		—		—		30		32		56
Remuneration to relative of key management personnel		—	—	—		—		—		—		8		11		17
Balances as on March 31,
Receivables		—	—	—		1,111		617		193		—		—		—
Payables		—	—	—		4,548		1,000		340		60		109		66

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel.

30. Commitments and contingencies

Operating leases: The Company has taken office, residential facilities and IT equipment under cancellable and non-cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were Rs. 4,177, Rs. 4,583 and Rs. 4,727 for the year ended March 31, 2013, 2014 and 2015, respectively in respect of continuing operations.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2014		2015
Not later than one year	Rs.	2,584	Rs.	3,351
Later than one year but not later than five years		5,413		6,385
Later than five years		2,881		2,206

	Rs.	10,878	Rs.	11,942

Capital commitments: As at March 31, 2014 and 2015, the Company had committed to spend approximately Rs. 778 and Rs. 1,262 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2014 and 2015, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 22,864 and Rs. 21,234 respectively, as part of the bank line of credit.

Contingencies and lawsuits: In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2010 and the aggregate demand is Rs. 46,515 (including interest of Rs. 13,673). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. The Honorable High Court has heard and disposed-off the appeals up to years ended March 31, 2004. Order of the Honorable High Court is not yet received.

On similar issues for years prior to years ended March 2001, the Honorable High Court in Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For year ended March 31, 2010, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 2011, the Company received the draft assessment order in March 2015, on similar grounds as that of earlier years, with a demand of Rs. 7,852 (including interest of Rs. 2,547) for the year ended March 31, 2011.

Considering the facts and nature of disallowance and the order of the appellate authority/ Honorable Karnataka High Court upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to Rs. 2,560 and Rs. 2,338 as of March 31, 2015 and 2014, respectively.

31. Segment Information

Following the demerger of the Diversified Business (the “Demerger”), the Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and High-Tech (MFG), Global Media and Telecom (GMT). For the year ended March 31, 2015, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Following the Demerger, to align with industry trends, the Company has reported IT Services revenue and results by industry verticals beginning with the year ended March 31, 2014. The IT Services segment information for the comparative period (year ended March 31, 2013) by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable. However, as required under IFRS 8, the Company has presented segment information for the years ended March 31, 2014 and 2015 on both the old basis and new basis of segmentation.

IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on operating segment on the new basis of segmentation for the year ended March 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	115,505	49,884	62,209	71,229	80,303	61,050	—	440,180	34,006	(1,004)	473,182
Segment Result	27,378	10,565	13,190	17,561	17,127	13,574	583	99,978	374	(2,600)	97,752
Unallocated								(2,329)	—	—	(2,329)

Segment Result Total								97,649	374	(2,600)	95,423
Finance expense											(3,599)
Finance and other income											19,859

Profit before tax											111,683
Income tax expense											(24,624)

Profit for the period											87,059

Depreciation and amortization											12,823

Information on operating segment on the new basis of segmentation for the year ended March 31, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	106,035	41,130	58,893	63,923	74,423	55,105	—	399,509	38,785	(666)	437,628
Segment Result	24,153	7,637	13,012	17,418	17,348	11,569	—	91,137	310	(1,289)	90,158
Unallocated								(804)	—	—	(804)

Segment Result Total								90,333	310	(1,289)	89,354
Finance expense											(2,891)
Finance and other income											14,542

Profit before tax											101,005
Income tax expense											(22,600)

Profit for the period											78,405

Depreciation and amortization											11,106

Information on operating segments on the old basis of segmentation is as follows:

	Year ended March 31, 2013
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	338,431	39,238	377,669	40,594	14,785	560	433,608
Cost of revenues	(225,493)	(35,362)	(260,855)	(22,232)	(13,460)	(1,177)	(297,724)
Selling and marketing expenses	(22,335)	(1,458)	(23,793)	(11,851)	(537)	(452)	(36,633)
General and administrative expenses	(20,670)	(1,428)	(22,098)	(1,499)	(498)	(10)	(24,105)

Operating income of segment	69,933	990	70,923	5,012	290	(1,079)	75,146

Finance expense							(2,822)
Finance and other income							12,828
Share of profits of equity accounted investees							(107)

Profit before tax							85,045
Income tax expense							(18,349)

Profit for the year							66,696

Depreciation and amortization expense			9,426	471	428	510	10,835
Total assets			235,852	—	—	203,878	439,730
Total liabilities			77,595	—	—	77,152	154,747
Opening capital employed			152,757	22,669	11,875	157,820	345,121
Closing capital employed			161,456	24,198	10,774	218,438	414,866
Average capital employed			157,107	23,434	11,325	188,128	379,993
Return on capital employed			45%	21%	3%		20%
Additions to:
Goodwill			1,615	54	—	—	1,669
Intangible assets			619	541	—	—	1,160
Property, plant and equipment			6,324	647	701	14	7,686

	Year ended March 31, 2014
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total*
	IT Services	IT Products*	Total
Revenues	399,509	38,785	438,294	—	—	(666)	437,628
Cost of revenues	(259,807)	(35,659)	(295,466)	—	—	(22)	(295,488)
Selling and marketing expenses	(27,338)	(1,335)	(28,673)	—	—	(575)	(29,248)
General and administrative expenses	(22,031)	(1,481)	(23,512)	—	—	(26)	(23,538)

Operating income of segment	90,333	310	90,643	—	—	(1,289)	89,354

Finance expense							(2,891)
Finance and other income							14,542
Share of profits of equity accounted investees							—

Profit before tax							101,005
Income tax expense							(22,600)

Profit for the year							78,405

Depreciation and amortization expense			10,590	—	—	516	11,106
Total assets			306,970	—	—	195,334	502,304
Total liabilities			104,216	—	—	53,202	157,418
Opening capital employed#			161,456	—	—	187,343	348,799
Closing capital employed			209,777	—	—	186,703	396,479
Average capital employed			185,617	—	—	187,022	372,639
Return on capital employed			49%	—	—		24%
Additions to:
Goodwill			3,095	—	—	—	3,095
Intangible assets			577	—	—	—	577
Property, plant and equipment			12,337	—	—	10	12,347

*	Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’.
#	Opening capital employed is represented net off adjustment of capital employed relating to diversified business.

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

	Year ended March 31, 2015
	IT Services and Products			Consumer Care and Lighting (Discontinued)	Others (Discontinued)	Reconciling Items	Entity Total
	IT Services	IT Products	Total
Revenues	440,180	34,006	474,186	—	—	(1,004)	473,182
Others	583	—	583	—	—	(583)	—
Cost of revenues	(290,056)	(31,233)	(321,289)	—	—	5	(321,284)
Selling and marketing expenses	(28,060)	(1,280)	(29,340)	—	—	(1,285)	(30,625)
General and administrative expenses	(24,998)	(1,119)	(26,117)	—	—	267	(25,850)

Operating income of segment	97,649	374	98,023	—	—	(2,600)	95,423

Finance expense							(3,599)
Finance and other income							19,859
Share of profits of equity accounted investees							—

Profit before tax							111,683
Income tax expense							(24,624)

Profit for the year							87,059

Depreciation and amortization expense			11,570	—	—	1,253	12,823
Total assets			333,467	—	—	266,566	600,033
Total liabilities			133,102	—	—	57,303	190,405
Opening capital employed			209,777	—	—	186,703	396,480
Closing capital employed			220,527	—	—	268,011	488,538
Average capital employed			215,152	—	—	227,357	442,509
Return on capital employed			46%	—	—		22%
Additions to:
Goodwill			3,558	—	—	—	3,558
Intangible assets			8,228	—	—	—	8,228
Property, plant and equipment			14,408	—	—	6	14,414

Reconciliation of the operating segment revenue and profit before tax:

	For the Year ended March 31, 2013
Revenues:
Revenue as per segment reporting	Rs.	433,608
Less: Foreign exchange (gains) / losses, net included in segment revenue		(2,654)
Less: Revenues for discontinued operations (Note 4)		(56,706)
Inter-group transactions		8

Revenues for continuing operations	Rs.	374,256

Profit before tax:
Profit before tax as per segment reporting	Rs.	85,045
Less: Profit before tax for discontinued operations		(6,449)

Profit before tax for continuing operations	Rs.	78,596

Management believes that it is currently not practicable to provide disclosure of assets by segment, as they are not identified to any of the operating segments and meaningful segregation of the available information is onerous.

The Company has four geographic segments: India, Americas, Europe and Rest of the world. The Americas refer to North and South America. Revenues from the geographic segments based on domicile of the customer for continuing operations are as follows:

	Year ended March 31,
	2013		2014		2015
India	Rs.	48,472		46,235		45,814
Americas		172,461		200,343		227,328
Europe		99,639		120,868		124,523
Rest of the world		56,310		70,182		75,517

	Rs.	376,882	Rs.	437,628	Rs.	473,182

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2013, 2014 and 2015.

Management believes that it is currently not practicable to provide disclosure of assets by geographical location, as meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty of Rs. 79 and Rs. 2 for the year ended March 31, 2014 and 2015, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	For evaluating the performance of the individual operating segments, amortization of customer and marketing related intangibles acquired through business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

i)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2013	2014	2015
IT Services	Rs.762	Rs.478	Rs.1,247
IT Products	45	19	(10)
Consumer Care and Lighting (Discontinued)	94	—	—
Others (Discontinued)	36	—	—
Reconciling items	(294)	16	(99)

Total	Rs.643	Rs.513	Rs.1,138

Item 19. Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended(1)

1.2	Memorandum and Articles of Association of Wipro Limited

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)(8)

2.2	Wipro’s specimen certificate for equity shares(1)

4.1	1999 Employee Stock Option Plan (1999 plan)(1)

4.2	2000 Employee Stock Option Plan (2000 plan)(1)

4.3	Wipro Equity Reward Trust(1)

4.4	2000 ADS Option Plan (2000 ADS Plan)(3)

4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan)(4)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(5)

4.7	Form of Indemnification Agreement, as amended(3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors(5)

4.9	Sample Letter of appointment to Non Executive Directors(5)

4.10	Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan)(6)

4.11	Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)(7)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan(7)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan(7)

4.14	Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan(7)

4.15	Amendment No. 2 to WARSUP 2004 Plan(7)

4.16	Amendment No. 3 to 2000 Plan(7)

8.1	List of Subsidiaries(9)

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombuds process(2)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 22, 2006.
(7)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(8)	Incorporated by reference to Exhibits filed with the Registrant’s Form F-6 filed on April 15, 2013.
(9)	Incorporated by reference to Item 4 of this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Jatin Pravinchandra Dalal
Date: May 26, 2015	Azim H. Premji,	Jatin Pravinchandra Dalal,
	Chairman and Managing Director	Chief Financial Officer