Form 20-F
period 2016-03-31
WIPRO LTD
filed 2016-05-26
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2016

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

Phone: +91-80-4672-6603; Fax: +91-80-2844-0051

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each represented by one Equity Share, par value 2 per share.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,470,713,290 Equity Shares.

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

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or or “rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2016, which was 66.25 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

In addition to historical information, this Annual Report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosure About Market Risk.”

The forward-looking statements contained herein are identified by the use of terms and phrases such as “ambition,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

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

Item 3. Key Information

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2016 and selected consolidated statements of financial position data as of March 31, 2012, 2013, 2014, 2015 and 2016 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

In accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the consolidated income statements have been adjusted retrospectively for all periods prior to the year ended March 31, 2013, and have been presented to reflect the completion of the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises (P) Limited (formerly Wipro Enterprises Limited), effective on March 31, 2013. The Diversified Business is therefore presented as a discontinued operation.

			(In millions, except per equity share data)
						2016
	2012	2013	2014	2015	2016	Convenience Translation into US$(1)
Consolidated Statements of Income data:
Continuing operations
Revenues	318,747	374,256	434,269	469,545	512,440	US$	7,735
Cost of revenues	(225,794)	(260,665)	(295,488)	(321,284)	(356,724)		(5,385)

Gross profit	92,953	113,591	138,781	148,261	155,716	US$	2,350
Selling and marketing expenses	(17,953)	(24,213)	(29,248)	(30,625)	(34,097)		(515)
General and administrative expenses	(18,416)	(22,032)	(23,538)	(25,850)	(28,465)		(430)
Foreign exchange gains/(losses), net	3,328	2,626	3,359	3,637	3,867		58

Results from operating activities	59,912	69,972	89,354	95,423	97,021	US$	1,463
Finance expense	(3,371)	(2,693)	(2,891)	(3,599)	(5,582)		(84)
Finance and other income	8,982	11,317	14,542	19,859	23,280		353

Profit before tax	65,523	78,596	101,005	111,683	114,719	US$	1,732
Income tax expense	(12,955)	(16,912)	(22,600)	(24,624)	(25,305)		(382)

Profit for the year from continuing operations	52,568	61,684	78,405	87,059	89,414	US$	1,350
Discontinued operations
Profit after tax for the year from discontinued operations	3,419	5,012	—	—	—		—

Profit for the year	55,987	66,696	78,405	87,059	89,414	US$	1,350

Profit attributable to:
Equity holders of the Company	55,730	66,359	77,967	86,528	88,922	US$	1,343
Non-controlling interest	257	337	438	531	492		7

Profit for the year	55,987	66,696	78,405	87,059	89,414	US$	1,350

Profit from continuing operations attributable to:
Equity holders of the Company	52,325	61,362	77,967	86,528	88,922	US$	1,343
Non-controlling interest	243	322	438	531	492		7

	52,568	61,684	78,405	87,059	89,414	US$	1,350

Basic earnings per equity share:
Continuing operations	21.36	25.01	31.76	35.25	36.20	US$	0.55
Discontinued operations	1.39	2.04	—	—	—		—
Continuing and discontinued operations	22.75	27.05	31.76	35.25	36.20	US$	0.55
Diluted earnings per equity share:
Continuing operations	21.29	24.95	31.66	35.13	36.12	US$	0.54
Discontinued operations	1.39	2.03	—	—	—		—
Continuing and discontinued operations	22.68	26.98	31.66	35.13	36.12	US$	0.54

			(In millions, except per equity share data)
						2016
	2012	2013	2014	2015	2016	Convenience Translation into US$(1)
Weighted average number of equity shares used in computing earnings per equity share(2):
Basic	2,449,777,457	2,453,218,759	2,454,745,434	2,454,681,650	2,456,559,400		2,456,559,400
Diluted	2,457,511,538	2,459,184,321	2,462,626,739	2,462,579,161	2,461,689,908		2,461,689,908
Cash dividend per equity share paid	6.00	6.00	8.00	10.00	12.00	US$	0.18
Additional data:
Revenue by segment(3)
IT Services	284,313	338,431	399,509	440,180	487,316	US$	7,356
IT Products	38,436	39,238	38,785	34,006	29,722		449
Consumer Care and Lighting (discontinued)	33,401	40,594	—	—	—		—
Others (discontinued)	18,565	14,785	—	—	—		—
Reconciling items	534	560	(666)	(1,004)	(731)		(11)

Total	375,249	433,608	437,628	473,182	516,307	US$	7,794

Segment results(3)
IT Services	59,265	69,933	90,333	97,649	99,716	US$	1,505
IT Products	1,787	990	310	374	(864)		(13)
Consumer Care and Lighting (discontinued)	3,956	5,012	—	—	—		—
Others (discontinued)	110	290	—	—	—		—
Reconciling items	(1,105)	(1,079)	(1,289)	(2,600)	(1,831)		(28)

Total	64,013	75,146	89,354	95,423	97,021	US$	1,464

Consolidated Statements of Financial Position Data:(4)
Cash and cash equivalents	77,666	84,838	114,201	158,940	99,049	US$	1,495
Available for sale investments	41,961	69,171	63,233	57,775	137,851		2,081
Working capital(5)	155,803	162,663	218,534	272,463	287,030		4,335
Total assets	436,001	439,730	502,304	600,033	724,921		10,941
Total debt	58,958	63,816	51,592	78,913	125,221		1,890
Total equity	286,163	284,983	344,886	409,628	468,302		7,070
Number of shares outstanding	2,458,756,228	2,462,934,730	2,466,317,273	2,469,043,038	2,470,713,290		2,470,713,290

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2016, has been translated into United States dollars at the certified foreign exchange rate of US$1 = 66.25, as published by Federal Reserve Board of Governors on March 31, 2016.
2.	Adjusted for stock dividend and for the grant of one employee stock option for every 8.25 employee stock options held by each eligible employee as of the Record Date of the Demerger, pursuant to the terms of the Demerger Scheme effective March 31, 2013.
3.	For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 29 of the Notes to the Consolidated Financial Statements for additional details.
4.	The financial position as of March 31, 2012, which is date prior to the date of the demerger, includes assets and liabilities of the Diversified Business.
5.	Working capital equals current assets less current liabilities.

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

Fiscal Year Ended March 31,	Period End	Average	High	Low
2016	66.25	65.58	68.84	61.99
2015	62.31	61.34	63.67	58.30
2014	60.00	60.35	68.80	53.65
2013	54.52	54.36	57.13	50.64
2012	50.89	48.01	53.71	44.00

On May 20, 2016, the certified foreign exchange rate published by the Federal Reserve Board of Governors was  67.42.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High	Low
April 2016	66.70	66.05
March 2016	67.75	66.25
February 2016	68.84	67.57
January 2016	68.08	66.49
December 2015	67.10	66.00
November 2015	66.86	65.46

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

Risks related to our Company and our industry

Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below our projections, ambition and expectations of investors and market analysts, which could cause the market price of our equity shares and American Depositary Shares (“ADSs”) to decline.

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees; and

•	our ability to generate historical levels of yield on our investments.

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

There are also other factors that are not within our control that could cause significant variations in our results in any particular quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Indian Government incentives;

•

currency exchange fluctuations, specifically movement of the Rupee against the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, as significant portion of our revenues are in these currencies;

•	political uncertainties or changes in regulations in India and other countries that we operate in;

•	other economic factors, including the economic conditions in United States, Europe, Middle East and other geographies in which we operate;

•	uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and

•	increase in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 4%, 4% and 3% of our IT Services revenue for the years ended March 31, 2014, 2015 and 2016, respectively. Our ten largest IT Services clients accounted for approximately 23%, 21% and 19 % of our IT Services revenues for the years ended March 31, 2014, 2015 and 2016, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, such as a reduction in our clients’ IT budgets due to macroeconomic factors or otherwise, shifts in corporate priorities and political or economic factors. These factors may not be predictable or under our control. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We cannot assure you that our large clients will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our revenue.

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

We derive approximately 50% of our IT Services revenue from the Americas (including the United States) and 25% of our IT Services revenue from Europe. If the economy in the Americas or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

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

Our business depends on a strong brand, and failing to maintain and enhance our brand would impact our ability to expand our business.

Our strong brand has significantly contributed to the success of our business. Maintaining and enhancing our brand increases our ability to win new business, acquire new companies and enter new partnerships and alliances. Under the scheme of demerger we continue to share the “Wipro” brand with the demerged entity. Our brand may be negatively impacted by a number of factors, including, among others, reputational issues and performance failures, some of which may be outside of our control. Further, if we fail to maintain and enhance the quality of our brand, our business and operating results may be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to remain a technology leader and continue to provide high quality, innovative services and solutions to our customers.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract, retain and manage transition of these personnel, our business may be unable to grow and our revenue could decline.

The continued efforts of the senior members of our management team are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. Our compensation policies include equity-based incentive compensation plans that are designed to reward high-performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our stock price, or if our total compensation package is not viewed as being competitive, our ability to attract and retain personnel could be adversely affected. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations.

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

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use our specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price or fixed-time frame projects, we bear the risks of cost overruns, including increased costs of third parties, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, or hybrid contracts with features of both pricing models. We also undertake element or transaction based pricing, which relies on a certain scale of operations to be profitable for us. Our pricing is highly dependent on the client and our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically-distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. We may also fail to obtain renewals or provide ongoing services, the loss of which prevents us from realizing from long-term cost savings. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things, artificial intelligence, cloud computing and storage, mobility and applications and analytics, could have a material adverse effect on our business, results of operations and financial condition.

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

We have alliances with companies whose capabilities complement our own. A significant portion of our service offerings are based on technology or software provided by our alliance partners. The priorities and objectives of our alliance partners may differ from ours. As most of our alliance relationships are non-exclusive, our alliance partners are not prohibited from competing with us or aligning more closely with our competitors. In addition, our alliance partners could experience reduced demand for their technology or software, including responses to changes in technology, which could lessen related demand for our services. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive, our ability to offer attractive service offerings to our clients may be negatively affected, and our revenues and results of operations could be adversely affected.

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

We may be liable to our clients for damages or our reputation could suffer as a result of disclosure of confidential information or data security system failures.

We often have access to or are required to collect and store confidential client and customer data. We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the affected parties to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our client’s information security policies and procedures.

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

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may also be subject to litigations or damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information (including but not limited to proprietary data and personally identifiable information) in connection with services to our clients. Further, our contracts often contain provisions pursuant to which we indemnify our clients for such third-party breaches of intellectual property pursuant to our contracts. Our inability to provide services at contractually-agreed service levels or inability to prevent violation or misuse of the intellectual property of our clients or that of third parties could cause significant damage to our reputation and adversely affect our results of operations.

Third party providers of software that we license may subject us to claims or litigations to seek damages for violating their licenses and intellectual property rights which could require us to pay damages, enter into expensive license arrangements or modify our products and services. We may also face litigations or incur additional fees and be required to pay damages for violating contractual terms, misuse or excessive use of our license to intellectual property rights, which could cause significant damage to our reputation and adversely affect our results or operations. Further, we may be required to indemnify our clients for third-party breaches of intellectual property pursuant to our contracts.

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

Our IT Services business contributes approximately 94% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 40% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce or mitigate these risks where possible. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

Restrictive changes to immigration laws may hamper our growth and cause our revenue to decline.

The success of our business is dependent on our ability to attract and retain talented and experienced professionals and be able to mobilize them around the world to meet our clients’ needs. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. A few countries have introduced new provisions and standards in immigration law which can impact our ability to provide services in those countries due to restrictive policies and additional costs involved. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals.

Since a large part of our business centers around the United States, changes to the U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allows us to compete for and provide services to our clients in the United States. If we are unable or are severely limited in the ability to mobilize our skilled professionals to serve our clients, it would have a substantial impact on our capacity to complete client projects and increase our cost of doing business. This may discourage clients from seeking our services in the United States. This could have a material and adverse effect on our business, revenues and operating results and cause them to decline.

Having obtained H-1B visas and L-1 visas on behalf of employees we are subject to higher labor, legal and regulatory standards. In addition, we face increased regulatory and filing fees which expands our cost of using these immigration programs to meet business needs. Unannounced random site inspections by the U.S. Department of Homeland Security would also place an increased burden on organization like ours who comply with immigration regulations.

We currently have sufficient personnel with valid nonimmigrant worker visas, however, we cannot be assured that we will continue to be able to obtain any or a sufficient number of nonimmigrant worker visas for our onsite employees on the same timeframe as we currently maintain, which would affect our ability to be responsive to business needs and cause our revenue to decline.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, currency fluctuations, economic and political volatility, restrictions on repatriation of funds to India and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2016 was  13,951 million (US$ 211 million). Additionally, as of March 31, 2016, we had contractual commitments of  10,734 million (US$ 162 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

We have acquired, and in the future may acquire or make investments in, complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. The acquisition and integration of new businesses subjects us to many risks, and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete transactions on terms commercially acceptable to us. We could have difficulties in assimilating and retaining the key personnel or operations of the acquired companies. We could also have difficulty in integrating the acquired products, services, solutions or technologies into our operations. We may have difficulties in meeting the needs of the acquired company’s customers and partners following completion of the acquisition. We may face litigations or other claims arising out of our acquisitions, including disputes with regard to earn-outs or other closing adjustments. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which could otherwise be beneficial for us.

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

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Our investments in research and development activities may not yield expected results

We continue to make significant investments in research and development activities. These efforts may not yield profitable results, or may not be successful at all. These expenditures could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. Since revenues from such initiatives typically occur in periods subsequent to the periods in which the costs are incurred for the development, delayed revenues may cause periodic fluctuations in our operating results.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange (“NYSE”) rules, Securities and Exchange Board of India (“SEBI”) rules, the Indian Companies Act, 2013, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, the implementation of the new Indian Companies Act, 2013, which is replacing the prior Indian Companies Act, 1956, has been slow, uneven and inconsistent, and on many of the provisions, clarifications are awaited from the Ministry of Corporate Affairs, which will distribute circulars effecting modification in rules or notifications or changes. In addition, certain provisions of the Companies Act, 1956 also continue to be applicable and both legislations are concurrently in operation.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2016, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the Companies Act, 2013 and our listing agreement with the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

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

If we are unable to collect our dues or receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience delays in billing and collection for our services, our cash flows could be adversely affected.

Our defined benefit plan assets are subject to market volatility.

Our employee compensation policies include certain defined benefit plans where it is our obligation to provide agreed benefits to the employees. These obligations are funded through certain plan assets which carry actuarial and investment risks. These risks include adverse salary growth or demographic experience, which can result in an increase in cost of providing these benefits to employees in future. The valuation of plan assets considers an expected return which is based on expectation of the average long term rate of return on investments of the fund during the estimated term of the obligations. Should we not achieve the expected rate of return on the plan assets or if the plan experiences a decline in the fair value of its assets, we may be required to contribute assets to the plan which could adversely affect our results of operations.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.34% up to March 31, 2015 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

For instance, in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is currently considering making further changes in its SEZ policy, such as prescribing a cut off period for setting up of new SEZ as March 2020. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

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

Taxation laws are susceptible to frequent changes. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs.

Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the U.S. or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in those regions. In addition, such attacks may make business travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the U.S. or Europe, and may effectively curtail our ability to deliver services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.

The markets in which we operate are subject to the risks of earthquakes, floods and other natural disasters, the occurrence of which could cause our business to suffer.

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, as occurred in Chennai in late 2015, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, a flood, or other natural disaster in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company under the applicable foreign exchange regulations does not require approval from the Reserve Bank of India and relevant government authorities in India, subject to compliance of prescribed conditions. The Government of India currently does not mandate prior approvals for IT companies such as ours. If we are required to seek the approval of the Government of India and the Government of India does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside India by an Indian party without approval, inter alia, in the following circumstances:

•	if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company as per its latest audited financial statement; or

•

if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs or Global Depositary Receipts (GDRs) or External Commercial Borrowings (ECBs) or Foreign Currency Convertible Bonds (FCCBs).

However, any financial commitment exceeding US $ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. The competitive advantage that we derive from our intellectual property may also be diminished or eliminated. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Also, there can be no assurance that, as our business expands into new areas, we will be able to independently develop the technology necessary to conduct our business or that we can do so without infringing on the intellectual property rights of others.

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

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Violation of these regulations could harm our business.

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

We have more than 33,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Further, we are subject to the Indian Companies Act, 2013, which has replaced the prior Indian Companies Act, 1956 effective April 1, 2014. Since the 2013 Act replaces the 1956 Act, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the Ministry of Corporate Affairs, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013.

If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of  1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.358%. If the effective rate of a dividend distribution tax increases or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease.

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

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to 50,000 and where failure is a continuing one, with a further fine up to 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including by the recently approved Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

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

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, may differ as compared to that of the U.S. SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2016. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation – Material U.S. Federal Tax Consequences – Passive Foreign Investment Company”.

Item 4. Information on the Company

Company Overview

Wipro Limited is a global information technology (IT), consulting and business process services company. By combining digital strategy, customer centric design, advanced analytics and product engineering approach, we help our clients create successful and adaptive businesses. We are recognized globally for our comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship. We have over 150,000 employees serving clients in over 175 cities across 6 continents. We help customers do business better by leveraging our cross industry domain experience, deep technology expertise, comprehensive portfolio of services and a vertically aligned business model.

History and Development of the Company

Wipro Limited was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Indian Companies Act, 2013 (“Companies Act, 2013”). Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bangalore, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, Wipro raised gross aggregate proceeds of approximately $131 million in the initial U.S. public offering of American Depositary Shares (“ADSs”) that were listed on the New York Stock Exchange. We are currently listed on the National Stock Exchange and Bombay Stock Exchange in India as well as the New York Stock Exchange. We are part of the Nifty, Sensex and the NYSE TMT Indices. Our headquarters are in Bangalore, India and we have operations in North America, Europe, Australia, Africa, Latin America and Asia.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, we further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, we leveraged our hardware expertise and also began offering software services to our clients across the world. During the 2000s we scaled our IT business significantly by acquiring new clients, scaling relationship with existing customers and acquiring capabilities in emerging technologies, assets in focus markets and local talent in new geographies. In March 2013, we demerged our non-IT business segments to focus solely on our IT business (the “Demerger”). Following the Demerger, our business comprises of the IT Services and IT Products segments.

For the fiscal year ended March 31, 2016, the IT Services segment generated 94% of our revenue and 103% of our operating income. For the same period, the IT Products segment generated 6% of revenue and (1%) of operating income and (2%) of our operating income pertains to reconciling items.

We are a global provider of IT, consulting and business process services to enterprises worldwide. We provide a range of services which include digital strategy advisory, customer centric design, technology consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, infrastructure services, business process services, cloud, mobility and analytics services, research and development and design of hardware and software. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, as-a-service and outcome based models. We offer these services globally by leveraging our products, platforms, partnerships and solutions including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMESTM.

Our customer-facing functions of Sales, Marketing and Business Development are organized into teams that focus, primarily, on industry verticals, enabling us to deliver services to customers, based on deep-domain insight. The customer-facing functions are also deeply local in markets such as Continental Europe, India, Middle-East, Americas and Africa. To align ourselves with industry trends, we began providing our IT Services segment revenue and results by industry verticals from the year ended March 31, 2014.

Wipro was recognized as a 2016 World’s Most Ethical Company® for the fifth successive year by the Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices.

Wipro was awarded ‘The ICSI National Award for Excellence in Corporate Governance’ for 2015 by the Institute of Company Secretaries of India (ICSI).

Wipro was awarded the ‘NASSCOM Corporate Award for Excellence in Diversity and Inclusion 2016’, in the category of ‘Best Program for Excellence in Gender Diversity’ for having institutionalized robust and successful programs for driving and sustaining gender diversity initiatives, policies and processes.

Wipro has been recognized as a member of the global Dow Jones Sustainability Index for the sixth year in succession.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of the registered office is +91-80-4672-6603. The name and address of Wipro’s registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	HPH Holdings Corp. (HealthPlan Services or HPS), a leading independent technology and Business Process as a Service (BPaaS) provider in the U.S. Health Insurance market;

•	Cellent AG, a leading IT consulting and software services company offering holistic innovative IT solutions and services in the DACH region of Germany, Austria and Switzerland;

•	Designit AS, an award winning and global strategic design firm specializing in designing transformative product-service experiences;

•	ATCO I-Tek Inc., the provider of IT Services to ATCO Group, a leading Canadian global utilities and logistics company; and

•	Opus Capital Markets Consultants, a leading US-based provider of mortgage due diligence and risk management services.

Please see Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions. During the year ended March 31, 2016, we also announced our intent to acquire Viteos Group, a BPaaS provider for the Alternative Investment Management Industry.

Capital expenditure

We incurred total capital expenditure of 8,913 million, 12,661 million and 13,951 million during the fiscal years ended March 31, 2014, 2015 and 2016, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets. As of March 31, 2016, we had contractual commitments of  10,734 million related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Buyback of equity shares

On April 20, 2016, we announced our intention to conduct a buyback of equity shares through a tender offer (the “Tender Offer”) in order to distribute returns to the equity shareholders. Under the Tender Offer, we will buy back up to 40 million equity shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the company on a proportionate basis. The buyback price will be 625 ($9.43) per equity share payable in cash for an aggregate amount not exceeding  25,000 million ($377 million).

Industry Overview

IT Services

Fast-evolving technology landscapes, dynamic economic environments and the emergence of digital business has created a need for enterprises to look for a partner to advise, design and execute their technology transformation and support programs. Large multinational enterprises are engaging global IT Services companies who can deliver high quality service on a global scale and at competitive costs. Over the past two decades, with the emergence of the internet and inexpensive connectivity, the global delivery model of service delivery has risen to become the preferred model in sourcing of IT services, business process services and research and development services. In this period, service providers have gained technological expertise, domain competency and delivery capability by either developing organically or by acquiring companies with these competencies. Large multinational enterprises are engaging global IT Services companies to deliver high quality service on a global scale and at competitive costs. We believe the IT Services industry has significant growth potential.

Global IT service providers offer a range of end to end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the Strategic Review 2016 of the National Association of Software and Service (“NASSCOM”) (“the NASSCOM Report”) in FY16, IT export revenues, from India grew by 12.3% in constant currency, to an estimated $108 billion. NASSCOM expects FY17 export growth rates to be between 10% and 12%.

In the last few years, enterprises around the world are embracing the reality that digital transforms every aspect of business. Experiences, consumers, entire industries, business models and ways of working are all rapidly and fundamentally changing. Recognition of these trends, combined with the realization that enterprises may not be able keep up with this pace of change, has a profound impact on our clients. This requires new business models, new ways of working and integrated capability across strategy, design and technology. According to NASSCOM Perspective 2025: Shaping the Digital Revolution the Indian technology and services industry is on track to reach $200 billion to $225 billion in revenues by 2020, from a base of $143 billion in 2016, and furthermore, to reach revenues of $350 billion by 2025.

IT Products

The key components of the hardware industry are servers, desktop, notebook and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the hardware segment of the IT-Business Process Management (“IT-BPM”) market in India is estimated to be $13 billion in fiscal year 2016 or 25% of the India IT-BPM industry including e-commerce. According to the NASSCOM report, the size of the hardware market in India has been stagnant at $13 billion for the last two years. Emergence of cloud computing technologies is affecting demand for IT products like servers.

Business Overview

We are one of the leading providers of IT services globally. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team leveraging our products, platforms, partnerships and solutions in our development centers located around the world.

We develop and integrate innovative solutions that enable our clients to leverage IT to achieve their business objectives at competitive costs. We use our quality processes and global talent pool to deliver “time to development” advantages, cost savings and productivity improvements.

Our IT Services business provides a range of IT and IT-enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design to leading enterprises worldwide. Our vision is “To earn our Clients” trust and maximize value of their businesses by providing solutions that integrate deep industry insights, leading technologies and best in class execution”. The markets we serve are undergoing rapid changes due to the pace of developments in technology, innovation in business models and changes in the sourcing strategies of clients. Pressures on cost-competitiveness and an uncertain economic environment are causing clients to develop newer business models. On the technology front, digital business has changed the nature of demand for IT services. Development of advanced technologies such as cloud based offerings, big data analytics, mobile applications and the emergence of social media are shifting the point of decision-making on IT sourcing within clients’ organization from the traditional Chief Information Officer to newer stakeholders such as Chief Marketing Officer, Chief Digital Officer, Chief Risk Officer etc. These trends on newer business models, emerging technologies and sourcing patterns provide us with significant growth opportunities.

Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, Platforms and Storage, Networking Solutions, Enterprise Information Security, and software products, including databases and operating systems. We have a diverse range of clients, primarily in the India and Middle East markets from small and medium enterprises (“SMEs”) to large enterprises in all major industries.

Our Business Strategy

Our vision “To earn our Clients” trust and maximize value of their businesses by providing solutions that integrate deep industry insights, leading technologies and best in class execution”.

Our ambition is to achieve $15 billion in revenue with 23% Operating Margins by 2020 in our IT Services business segment.

Technology has become increasingly central and core to enterprises across industry segments. In addition, consumerization of IT has led to blurring of boundaries between business needs and technology enablement. This has led to clear separation of priorities and shifting ownership between the Run side and the Change side of our clients’ businesses.

Our strategy thus addresses our clients’ Run and Change agenda. The Run Strategy is about Modernizing the Core of our clients’ process and technology landscape i.e. help clients achieve significant efficiencies in their core operations through various levers in all of our core markets. The Change Strategy (i.e., Driving the Future) is focused on helping clients achieve digital transformation enabled by ‘Digital Capabilities’ brought by Wipro and its partner ecosystems.

Modernize the Core – the Run Strategy

1.	Integrated Services

Enterprises are looking for the right partner in helping them with business outcomes. Traditionally, IT services have evolved across distinct set of services. In recent times, the expectation from vendors is to solve client’s business problem leveraging domain knowledge and synergistic integration of multiple services. The emergence of ‘As a service’ consumption models is leading to a market demand for delivery of integrated services e.g. BPaaS (Business Process as a Service).

We have set up dedicated Integrated Services and Solutions Group (ISSG) with a mandate of integrating end-to-end technology solutions from multiple service lines like Applications, Infrastructure services and Analytics. In integrating services to solve customer’s business problems, the unit will consider reference architectures, selection of tools and platform, cost effectiveness of solution and best practices. An example is the Managed File Transfer as a Service (MFTaaS) platform which is a cloud offering enabling large file transfers in organizations in a secure manner. The MFT platform has transformed B2B (business to business) enterprise file transfers for global customers including Fortune 500 customers.

2.	Simplification

Enterprises are focused on cost reduction with improved quality of service and reliability, coupled with variable pricing arrangements. Wipro’s approach to achieve enterprise objectives is to deliver simplification of client technology landscape through consolidation, elimination and automation.

We are building automation assets covering Application Development and Management services. Our aim is to offer value added solutions through portfolio rationalization, modernization, cloud migration and SaaS / PaaS offerings. We focus on target operating model with capabilities such as Cloud Ready AMS, Crowd Sourced AMS, and Digital Ready AMS towers.

3.	Hyper-Automation

Our focus is to help clients achieve their ‘Run’ goals through significant cost optimization in operations by deploying cutting edge platforms and technologies that drive Hyper-automation and achieve industrialization of service delivery.

Hyper automation is a focused initiative for us to drive, not only the delivery productivity, but also the new way of work as we see Cognitive and Robotic process automation (RPA) drastically changing traditional IT delivery model. In FY 2015-2016 we have done successful Proof-of-Concept (PoC) in this area across large clients. In FY 2016-2017 we plan to do large scale roll out across various archetypes, namely infrastructure and application managed services, application development and testing services.

We developed Wipro HOLMESTM, a Cognitive AI Platform with a rich set of cognitive computing services based on open source software. It is focused towards solving key enterprise business use cases by injecting cognition into IT and Business processes. Wipro HOLMESTM enables development of various types of AI applications like Intelligent Virtual Agents, Anticipatory and Predictive Systems, Cognitive Process Automation, Visual Computing and Human Computer Interface, Knowledge Processing Systems. The automation platform is backed by the approach to deliver simplification in IT and Operations landscape through consolidation, elimination and automation.

4.	Alliances

We have a dedicated unit to deepen and widen alliance ecosystems to drive creation of new markets and solutions, expand in key verticals/geographies and drive GTM outcomes. We have classified alliances as follows:

•	Strategic Alliances: Multiple product lines with significant business volume and potential.

•	Growth Alliances: Single practice alliances.

•	Niche Alliances: Niche products with differentiated solutions.

5.	Localization

Key geographies such as Continental Europe, Canada, Latin America, Africa and Asia-Pacific region are emerging as areas of growth for the IT services industry. We believe that commitment to these geographies is important in growing our business.

We are driving a higher localization in all our key markets. In Continental Europe, we enhanced our local presence through acquisition of Cellent AG, an IT Services company serving Germany, Austria and Switzerland. The acquisition has stabilized and the traction is positive. We are enhancing local delivery capability at multiple locations. We are investing dedicated efforts in growth markets like Latin America, Canada and Africa. We expect locals as a percentage of the workforce to increase as we execute on this theme and diversity is a key strategic priority as part of our globalization.

We are also taking many local initiatives in engaging with the local industry, universities, community and entering into partnerships with local entities.

Driving the Future – the Change Strategy

6.	Digital and Advisory

With clients across industries driving adoption of Digital and leading with Digital transformation, expectations from service providers are to partner and enable organizations design, strategize and partner in executing through the transformation process. In addition as Enterprises go ‘Digital’, business stakeholders are playing a key role in influencing and driving technology decisions given the core role of Digital technologies in enabling businesses go Digital.

Thus, as clients increasingly transform to become ‘Digital providers’ of products and services, we continue to invest and build capabilities in Digital Strategy, Design, Architecture and Engineering. These capabilities help Business and IT stakeholders achieve Digital goals leveraging the breadth of talent at Wipro across superior data analytics, engineering and design.

Our vision of the Digital business across advisory, design and technology is securing mindshare amongst existing and new customers. We believe Consulting capabilities in Business and IT Strategy, Functional and Process Excellence are critical to the Advisory offering in Digital along with design and technology pillars. With this in view, we have aligned our Consulting services with the Digital unit to further boost the capabilities of both units.

Our acquisition in the Digital and Strategic Design space, Designit AS, has integrated well with our digital unit. Harmonizing teams, cultures and capabilities has created differentiated positioning in the market for us. Our clients are beginning to see the benefit of design and engineering working together to deliver remarkable customer experiences at speed and at scale. The joint-Go-To-Market (GTM) is securing synergy deal wins for us. For example, the design capability combined with our technology skills helped us win a large digital engagement with a global bank.

In 2015-16, we have trained approximately 10,000 professionals in digital technologies. We are ramping up this capability significantly to cover another 20,000 professionals in 2016-17. Our focus is to build high caliber teams covering high end engineers, top end coders, digital architects, data scientists, digitization consultants, service design experts, specialized digital delivery practitioners, industry focused strategists and solution experts. Keeping in line with this priority, we have launched the Digital Academy to train super specialized engineering talent and are running specific enablement programs to transform customer facing and delivery teams to be ‘Digital’ ready. We opened Digital pods in London and New York to offer enhanced transformation services to global customers.

7.	Non-Linearity

Given the need to address business challenges with speed and to differentiate amongst service providers, we continue to drive use of intellectual property to drive non-linearity in our business.

We have a significant thrust to drive non-linearity through investments in Intellectual Property in the form of products (like Gallagher, Opus, Healthplan Services (HPS), Promax), platforms (like Wipro HOLMESTM), frameworks and solutions.

We have formed a dedicated unit to drive non-linear revenue growth by leveraging IP based products, platforms and solutions as well as through automation and innovative commercial constructs and delivery models.

Wipro HOLMESTM continues to receive strong adoption with 18 engagements across diverse industry segments. During the year ended March 31, 2016, we successfully completed a pilot engagement in deploying and implementing an eKYC Wipro HOLMESTM solution in a Wall Street Bank.

We have filed for a number of patents on Wipro HOLMESTM and initiated two new research programs in collaboration with leading universities. Overall during FY 2015-2016 we filed for 514 patents and we now own over 1,085 patents (including applications) in nine jurisdictions.

8.	World class Ecosystem

Given the pace and scale of disruption in the technology landscape, it is imperative to have a proactive and structured approach to work with the innovation ecosystem. Our ecosystem strategy is defined around building and nurturing four types of ecosystem plays through Start-ups, M&A, Consulting partnerships and academia partnerships.

Start-up partnerships

As part of a start-up engagement model, we have invested in building a world class ecosystem through a US$ 100 million corporate venture capital fund, Wipro Ventures, aimed at investing in cutting edge start-ups in areas such as Digital, Internet of Things (IoT), Big data, Open source, Cybersecurity and Artificial Intelligence (AI). In 2015-16, Wipro Ventures has seen strong traction and scale. We have made 6 investments with a cumulative spend of US$ 15 million and a further committed spend of US$ 5 million in FY16 in start-ups working in Big Data and Analytics, Artificial Intelligence, the Internet of Things, Mobility, Cloud Infra, Fintech and Security – technologies that are reshaping the future of enterprises.

M&A

Acquisitions are a key enabler in driving capability build in industry domain, emerging technology areas, Digital and increasing market footprint in newer markets. We focus on opportunities where we can further develop our domain expertise, specific skill sets and our Global Delivery Model to maximize service and product enhancements and higher margins. We also use our acquisition program to increase our presence in select geographies, increase our footprint in certain large customers and pursue select business opportunities. Key acquisitions consummated during the year ended March 31, 2016 are Designit, Cellent and HPS.

Designit is a global strategic design firm, helping businesses tap into the opportunities in the digital age by turning technology into meaningful experiences. With an international team of designers, strategists, and technologists across nine offices in Denmark, Germany, Spain, Norway, Sweden, Israel, Japan and Brazil, Designit uses a strategic Design Process to design unified product-service experiences that bring end-user value, business value and business transformation. This acquisition will complement the capabilities of an established design leader with Wipro’s engineering heritage and bring compelling value to the clients. Designit’s expertise in experience-driven design complements Wipro Digital’s capabilities in technology, digital strategy, design, and digital architecture. Together, the two organizations become a comprehensive and scalable global digital transformation partner to improve customer experience while radically digitizing business operations.

Cellent is a leading IT consulting and software services company offering holistic innovative IT solutions and services in the DACH region of Germany, Austria and Switzerland.

HPS offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Healthcare Insurance companies (Payers) in the individual, group and ancillary markets. The acquisition would be closely aligned with Wipro’s key levers for growth, which is, to dominate the services market through platform led or BPaaS offerings. Wipro would gain the competitive, early mover advantage in the high growth public and private exchange space for individual, group and ancillary markets. This would also strengthen Wipro’s Payer portfolio with access to HPS’s Payer clientele.

During the year ended March 31, 2016, we also announced our intent to acquire the Viteos Group. Viteos Group was founded in 2003. It has presence in US, India, Europe, Cayman Islands and Singapore. Its service portfolio includes shadow-accounting services, middle and back-office outsourcing services. It also licenses its platform to investment managers. This acquisition will expand Wipro’s capital markets portfolio in fund accounting services and enhance Wipro’s Business Process Services capabilities. Viteos’s proprietary platform, which offers transformation and integration of post-trade operations can be leveraged to launch solutions across other segments of capital markets. These technology based solutions will bring in non-linear and higher revenue realization.

Consulting partnerships

Clients are seeking to work with partners who can answer strategic questions and execute on the mandate. We are exploring key partnerships in areas such as Digital that can complement our strong capabilities in design, engineering and technology.

Academia partnerships

The objective of academia partnerships is to drive a research oriented/futuristic technology research and capability build aligned to academia objectives. Our focus is to work with academia in United States, Europe, Israel and India in the fields of computer and electrical engineering. There are three models of engagement, project, program and joint research. We have current partnerships with universities and industry associations and our endeavor is to expand these partnerships in the defined areas aligned to our strategic areas of interest.

9.	Invest to lead in the future

Given that the disruption in technology is resulting in newer opportunities in the areas of Internet of Everything (“IoE”), Software Defined, Cybersecurity, Open stacks and AI, we continue to invest in emerging technologies.

IoE

We have a dedicated unit in place to address the IoE opportunity by delivering platforms, framework and solutions based on use cases across industries such as Manufacturing, Retail, Utilities and Healthcare segments (e.g., Heavy Equipment Asset Tracking).

Software Defined

We have significantly invested in building a center of excellence to showcase our capabilities in SDX (software defined everything). There is a significant focus to enhance skill sets across Software Defined Storage, Software Defined Network, Software Defined Datacenter and Cloud.

Cybersecurity

Given the rise of connected devices and transition to cloud, the impact of threats will continue to increase since threat attack area is increasing beyond the enterprise. We have invested in building deep capability to secure our customers’ assets and IT estate from cyber threats.

Open Source

We are leveraging the open source ecosystem to drive thought leadership through community and industry partnerships. We have a dedicated open source council set up to drive collaboration and seamless execution of open source services (e.g., Open Datacenter, Open Apps and Open Network) and solutions across service lines.

To enable effective implementation of the Run and Change strategies, we are making focused investments in brand building, creating the right organization structure, processes, technology, people and driving significant sales transformation through a number of focused programs.

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

Operating Segment Overview

Our business comprises of the IT Services and IT Products segments. To align ourselves with industry trends, we elected to start providing our IT Services segment revenue and results by industry verticals beginning with the year ended March 31, 2014. Our industry verticals are subject to change and may vary depending on industry trends. Please see Note 29 of the Notes to Consolidated Financial Statements for additional information regarding our segments and IT Services verticals.

IT Services Offerings

We are a leading provider of IT services to enterprises across the globe. We provide a range of services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally leveraging our products, platforms and solutions through a team of over 150,000 employees using our Global Delivery Model. Our key service offerings are outlined below:

•

Digital: At Wipro Digital, the digital arm of Wipro, we dream, design, and deliver people-centered and human-shaped experiences for a digital world. We are an innovation-led, digital transformation partner. We focus on the insights, the interactions, the integrations, and innovations that matter for brands, businesses and their customers. Together with our acquired design firm, Designit AS, we build multi-disciplinary teams combining strategy, design and technology experts oriented around the customer. By focusing on the insights, interactions, integrations, and innovations, we help make extraordinary things happen for brands, businesses and their customers.

Our multi-disciplinary, purpose-built team includes experts in digital and marketing strategy, service design, user interaction, technology and agile development and more. Our extensive experience solving complex business, marketing, and technology problems in industries including finance, manufacturing, media and telecommunications, retail, consumer goods, transportation, government, health and life sciences, and energy brings unrivalled capability, scale, agility and acceleration to client engagements.

•

Application Services: We offer integrated business solutions that span across enterprise applications and digital transformation to security and testing. We offer services designed to help customers integrate digital technologies and remain agile. While also keeping their business efficient and secure. Our service offerings include –

•	Oracle Application Services: We deliver end-to-end services across the entire Oracle product spectrum including E-Business suite, Oracle Cloud Applications (HCM, CRM, ERP) and Engineered Systems.

•	SAP Application Services: Our expertise spans the entire SAP product spectrum including SAP HANA, SAP Cloud Applications (SF, Ariba) Hybris, BW on HANA, and Mobility solutions.

•

Connected Enterprise Services: Our solutions like Digital Customer Experience Management (“DCxM”) and Encore (“Next Gen Commerce Solution”) enable businesses to engage customers, drive sales, enhance customer experience and create an integrated enterprise that delivers a consistent, omni-channel customer experience.

•

Cloud Application Services: We drive solutions and services for key front-office and back-office enterprise processes (HCM, CRM, ERP) by leveraging best-of-breed SaaS solution stacks and ecosystem partners. We have extensive experience in advisory, implementation, rollout, migration and application support.

•

Enterprise Architecture: We assist clients in establishing the structure, processes and tools for improvements in technology governance and the metrics they need to measure the alignment of their IT landscape with their business goals. Our solution enablers, which are called ’Smarter Applications’, accelerate adoption of next generation architectures.

•

Enterprise Security Solutions: We help enterprises to enhance security strategy and information security posture and enable compliance programs by innovative security platforms like Risk Intelligence Center, Data Governance Center, Security Intelligence Center, Security Assurance Center and Security Management Center.

•

Testing Services: We deliver functional assurance, better quality and enhanced performance with our offerings like risk-based testing, cloud testing, business assurance, ready to deploy tools such as model based testing and test lifecycle automation and industry point solutions such as Digital Assurance platform.

•

Service Transformation Group: The Service Transformation Group is instrumental in evaluating the market trends and identifying and incubating the next generation technologies which can help customers to transform their business and technology landscape in next 1-3 years. The group specializes in technologies like Open Source, Google Enterprise Technologies, Amazon Web Services, Apple technologies, Agile and DevOps, Blockchain and SaaS/PaaS based innovative platforms like Treasury Decision and Analytics, Next Generation Customer Experience, Mobile Payments etc. by deeply engaging with customers, co-innovating with partners and collaborating with the industry ecosystem.

•

Global Infrastructure Services (“GIS”): GIS is an end-to-end IT infrastructure and management service provider that helps global clients in their digital evolution. From Business Advisory, Cloud Migration, Data Center Transformation, Workplace Transformation, Networks, Managed Services to System Integration – our infrastructure services and solutions suite covers it all. This unit has a global team of over 32,000 infrastructure consultants. It has a culture of innovation and a startup mindset, and is backed by a strong network of strategic technology partners, integrated ServiceNXT™ operation centers, 14 data centers as well as Wipro’s homegrown automation platform HOLMES™.

•

Product Engineering Services Group (“PES”): PES facilitates breakthrough product and engineering services transformations across all major industry verticals. Our specialized team of over 10,000 professionals combined with in-house innovation labs deliver end to end Engineering R&D services ranging from product strategy and proof of concept to product development, testing and compliance and outsourced manufacturing. Over the years, PES has revolutionized product engineering at numerous global corporations by building innovative customer experiences, personalizing products for new markets, integrating next-generation technologies, facilitating faster time to market, and ensuring global product compliance. In our bid to make the world a connected and smarter place, the group is making significant developments in new age technology paradigms such as the Internet of Things, Cloud platforms, 3D Printing, Virtualization, Smart devices and Artificial Intelligence.

•

Analytics: At Analytics, the spectrum of offerings cover the entire length of the Data-Information-Insight Supply Chain including artificial intelligence, machine learning, advanced analytics, data and information management and big data platforms. We focus on developing end-to-end analytics and information strategies for businesses by using our advanced analytics capabilities that leverage our pre-built industry and process specific solutions. Implementation and consulting is performed by a vast resource pool of domain experts and supported by a strategic partner eco-system that enables us to deliver scale and scope pursuant to business needs. The service offerings include:

•

Data Platform Engineering – Data Platform Engineering services focuses on delivering accelerated platform development catering to the areas of Internet Scale Application, Big Data Platforms, Next Generation Infrastructure platforms and High Performance Computing solutions. It builds complete solutions in the areas of large scale service delivery systems, Big Data systems and real-time low latency engineered systems for IoT, trading, advertising and other industrial applications – either via on premise or cloud based platforms. It also delivers products such as the Big Data as a Service to drive non-linear revenues and Hybrid Cloud Integrations and Engineering services with Digital Services Hub

•

Big Data Analytics – The Big Data Analytics practice creates and delivers analytical platforms and solutions which help organizations make forward looking decisions in real-time or near-real time. Utilizing open source platforms like Hadoop, No-SQL database and real-time streaming technologies, the practice is focused on building the next generation solutions such as Data Discovery Platforms, Big Data Ready Enterprise, which are key enablers for business success. Data science layers operating on predictive and prescriptive statistical modelling coupled with machine learning and AI techniques equip businesses with the technology edge for tackling business challenges.

•

Information Management – The Information Management practice is dedicated towards developing and enabling robust information strategies for enterprises with capabilities that cut across lifecycle and usage of data. The focus is towards both strengthening the core data services such as Information Architecture and Strategy, Data Integration, Master Data Management, Data Migration and providing the edge data service such as Cloud-based data services, Data Quality, Data Virtualization, Real Time Integration and Advanced analytics.

•

Business Intelligence – The Business Intelligence (“BI”) practice is focused on helping businesses unleash the value from their data and provide timely, contextual and relevant actionable insights rendered through rich and interactive visualizations. Powered by accelerators, metadata extractors and visualization frameworks the BI tools offered by Analytics help decision makers make informed decisions, identify new business opportunities and create sustainable competitive advantage. Joint go-to-market partnerships with leading vendors in the space have helped the practice in building competency and innovation to develop intellectual property like Snipe and DNAi that directly address common business obstacles.

•

Database – The Database practice focusses on enriching Analytics’ competency in IT architecture and consulting. Offerings from the practice include Database Architecture and Consulting, Database Migration Services, Performance Engineering and Data Modelling. With coverage across leading database technologies, the practice accelerates innovative solution development at Wipro and also supports technology solutioning to meet our clients’ custom needs.

•

Business Process Services (“BPS”): BPS is a global leader in providing next generation technology-led business process services to global enterprises. Our mission is to drive superior customer experience, high levels of efficiencies, uncompromising quality, improve efficiency and productivity to maximize profit and to transform the business processes from manual to a completely automated functions. We offer powerful business intelligence and reporting capabilities which help in improving business visibility and allow business leaders to react quickly to evolving business needs.

Our industry focus spreads across Banking and Financial services, Insurance, Telecom, Healthcare and Life Sciences, Manufacturing, Retail, Transportation, Energy, Natural Resources and Utilities value chains where we provide accelerated distinctive business results driven by analytics across every touch point of an enterprise covering Digital Content and Marketing, Finance and Accounting, Sourcing and Procurement, Human Resource, Legal Process Support Services and Customer Relationship Management.

Wipro BPS is harnessing the power of new and emerging technologies to create breakthrough applications and solutions. Our key non-intrusive industry agnostic technology differentiators:

•

Enterprise Transformation: A suite of comprehensive solutions to address the central business essentials of achieving process efficiencies with a focus on enhanced customer experience, cost optimization, reduced cycle times and improved accuracy. The solution suite delivers standardized service, touching all engagements of a customer lifecycle through simplification, automation, intelligence and immersive experience, supported by a cross trained team of 100+ consultants, our proprietary solutions, platforms and alliance with leading solution providers for automation solutions.

•

Base)))™: Wipro’s Business Operations platform comes with business and operations analytics, pre-built process libraries, business design and process management components to manage today’s business operations. Currently, more than 450 processes are managed on the platform and help over 25 customers and 5500+ users.

•

Next Gen Customer Experience (NGCE): NGCE collates structured and unstructured data to present a 360° view of the customer and helps deliver a superior customer experience. It provides actionable recommendations in real-time to empower your customer service team to deliver best-in-class customer experience on every interaction.

•

Robotics Process Automation (RPA): RPA serves the next-generation BPS which delivers beyond labor arbitrage to improve processes and accuracy by eliminating human error and optimizing cost. RPA helps achieve next generation business goals and transformative impact through rapid deployment and limited capital expenditures requirements. Through this approach, we have provided up to 30%-50% productivity improvement to customers.

•

BPaaS: Wipro remains committed to deliver best of technology led services to its customers. Wipro’s Business-Process-as-a-Service (BPaaS) delivery model allows standardized, yet highly configurable processes for quick deployment and use.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue(US$)	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2016
1-3 million	223	231	219
3-5 million	58	80	83
5-50 million	191	200	215
50-100 million	19	20	24
> 100 million	10	11	9

Total > 1 million	501	542	550

The largest client of our IT Services business accounted for 4%, 4% and 3% of revenues from the IT Services business as a whole for the years ended March 31, 2014, 2015 and 2016. The five largest clients of our IT Services business accounted for 14%, 13% and 12% of our total IT Services revenues for the years ended March 31, 2014, 2015 and 2016, respectively.

IT Services Sales and Marketing:

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

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in their industry.

•	Proactive Solutions: We have a consulting-led approach to sales where our sales teams provide proactive solutions to clients and prospective clients rather than only respond to requests for proposals.

•

Geographic Focus: Our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

In a program we call ‘One Voice’ we are enabling our sales teams to sell our Digital services to ensure that we are digital partners for our key customers. We seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

We have also launched a program called, ADROIT that is designed for approximately 900 Delivery Managers to foster learning agility in the account teams, in a Nextgen delivery and delivery-led sales framework.

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

IT Services Competition

The market for IT services is competitive and rapidly changing. Our competitors in this market include global consulting firms and IT services companies as well as local and niche services providers.

The following factors differentiate us from our competition:

1.

The comprehensive and integrated suite of IT solutions, including digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design.

2.	Wipro Digital’s integrated propositions in customer mapping and interaction, seamless integration and data science and insight differentiate its approach with customer journey engineering.

3.	Our organizational culture of Innovation.

4.

Our early start in deploying cutting edge platforms and technologies that drive Hyper-automation and achieve industrialization of service delivery like Wipro HOLMESTM, our cognitive intelligence platform.

5.

Our investments in developing intellectual property across products, platforms, frameworks, solutions, components, accelerators, tools and apps that enable us to provide standardized solutions to our customers and obtain enormous time-to-market advantage.

6.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporates.

7.	Our ability to provide an entire range of research and development services from concept to product realization.

8.	Our Global Delivery Model that leverages our global, regional and local near-shore development centers and collaborative technologies to help us better serve our clients in this modern technology era.

9.	Our ability to access, attract and retain highly skilled personnel.

10.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

11.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

12.	Our commitment to the highest levels of corporate governance.

IT Services Industry Verticals

For the year ended March 31, 2016, the IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows:

1.	Banking, Financial Services and Insurance (“BFSI”),

2.	Healthcare and Life Sciences (“HLS”),

3.	Retail, Consumer, Transport and Government (“RCTG”),

4.	Energy, Natural Resources and Utilities (“ENU”),

5.	Manufacturing (“MFG”) and

6.	Global Media and Telecom (GMT).

Effective April 1, 2016, in order to provide strategic focus and draw synergistic advantages among our sales, marketing and business development teams, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical. The revised industry verticals are as follows:

1.	Banking, Financial Services and Insurance (“BFSI”)

2.	Healthcare and Life Sciences (“HLS”)

3.	Consumer Business Unit (“CBU”)

4.	Energy, Natural Resources and Utilities (“ENU”)

5.	Manufacturing and Technology (“MFG & Tech”)

6.	Communications (“Communications”)

Our IT Services business is organized into six industry verticals:

•

Banking, Financial Services and Insurance (“BFSI”): BFSI is our largest business unit in terms of revenue, and includes clients in banking, insurance, and securities and capital market industries. Our banking practice has partnered with many of the world’s leading banks. Our insurance practice has been instrumental in delivering success to our insurance clients who are part of Fortune 100 insurance companies through our solutions accelerators, intellectual property, end-to-end consulting services, and flexible global-delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions to address business priorities including operational efficiency, cost optimization, revenue enhancement, and regulatory compliance.

•

Healthcare and Life Sciences (“HLS”): At HLS, it is our ambition to change the face of modern healthcare by building a patient centric interconnected health ecosystem across payers, providers, e-health and government funded programs, bio-pharmaceutical and medical devices. Our integrated portfolio of solutions, platforms and services in applications, infrastructure and business process outsourcing enables our clients to enhance engagement with their end customers – the patients and providers by reimagining and redesigning experiences across channels of consumption in this digitized world. We enable our clients to provide accessible, affordable, accountable care through automation and smart IT; and revitalize innovation for therapeutic areas through cognitive support and product engineering while staying compliant, reducing risk and maintaining quality.

•

Consumer Business Unit (“CBU”): Our Consumer Business Unit offers a full array of innovative solutions and services to cater to the entire value chain, where the consumer is at the core, through a unique blend of domain knowledge, technology expertise and delivery excellence. We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product and customer performance across the globe. We provide strong consumer-centric insight and project execution skills across retail, consumer goods, media, travel and public sector. Our domain specialists work with customers to maximize value through technology investments.

Wipro’s CBU encompasses the following sectors:

•

Retail: We provide global retailers with end-to-end business and IT solutions that enable customer experience, business and cost transformation. We have deep retail industry experience across key capabilities and technologies and have more than 10,000 global retail professionals. By delivering innovation and insight, we help our retail clients transform into effective customer-centric organizations, drive business value and differentiation and lead the future of retail.

•

Consumer Goods: Our consumer industries and apparel retail expertise spans areas of Packaged Application Services, Application and Infrastructure Management, Business Process and IT Consulting, Business Intelligence and Data Warehousing. Our consumer industries and apparel retail practice has deep expertise working with Tier 1 companies in the areas of Sales and Marketing, Value Chain Optimization, Digital Transformation, and Analytics driving Insights.

•

Media, Entertainment, Publishing Industries: For media, entertainment and publishing companies, Wipro’s Media vertical is the preferred end-to-end digital transformation partner. Whether for running or growing the business, our sharp focus on disruptive technologies, deep domain expertise, people centricity and ability to architect next-gen solutions helps our clients optimize costs, generate revenue and break new ground in creating customer value.

•

Travel and Hospitality: Our Travel industry expertise spans the logistics value chain right from Pricing Analytics, Rate Management, and Order Management to Fulfilment, Route Optimization, Warehouse Management, Mobile Solutions and Global Freight Forwarding. We have strong partnerships with the leading solution providers in the Transportation and Warehouse Management domain. We help global providers with application support services in transportation technologies, application development / implementation services, infrastructure services and testing, and route optimization, Transportation Management System (TMS), Warehouse Management System (WMS), asset tracking and visibility solutions. In addition to this, we have developed IPs in the areas of pricing analytics, rating engines, process optimization platforms, route optimization etc.

•

Public Sector: Our teams with public service and government organizations around the world to reinvent public service delivery – across public safety, justice, human services, public health and revenue agencies – so that our clients can tailor the advantages of the private sector to reduce costs, improve services and drive new insights. We help public managers and administrators by creating business cases for the adoption of technology that benefits citizens through assessment and guidance for e-Governance projects with clear value propositions, creation of standardized information and data strategies and uniform structures for simplified management, and project management that also addresses administrative, legal, compliance, environmental, privacy and security issues. Our solutions stream government processes and infrastructure and our strategic expertise guides governments toward smart choices to meet the expectations of their citizens.

•

Energy, Natural Resources and Utilities (“ENU”): Our Energy, Natural Resources, Utilities and Engineering & Construction (ENU) industry vertical has been collaborating with and serving businesses across the globe for over 15 years. Our deep domain and technology expertise has helped the business become a trusted partner to over 75 leaders in the Oil and Gas, Mining, Water, Natural Gas, Electricity, Engineering and Construction industries spread across North and South America, Europe, Africa, Australia, India, Middle East, New Zealand, Southeast Asia and Turkey.

Recognized by analysts as a major player in Utilities sector, we provide consulting, engineering, technology and business processes services expertise to the Utilities industry across Generation and Renewables, Transmission and Distribution, Retail, Smart Grid, Energy Trading and Risk Management (ETRM) and Health, Safety, Security and Environment (HSSE). Wipro is a strategic partner for many of the world’s major oil and gas O&G companies. Strategic acquisitions have further strengthened our capabilities and presence in the Energy sector. Our industry-leading Operational Technology and Information Technology Mining solutions focus on capital projects, unlocking the value of exploration data, building collaborative decision environments, addressing health, safety, security and environment issues, and transforming businesses with enterprise solutions. Our Engineering and Construction business has a major presence across sectors such as oil and gas, Mining, Utilities, Airports, Ports, Transportation and Manufacturing. Our ENU industry vertical combines Wipro’s deep industry expertise with technologies such as mobility, analytics, cloud and augmented reality to deliver tangible business benefits.

The focus at Wipro ENU has been to create breakthrough applications at the intersection of technologies such as managed services, digital, cloud, big data analytics and IoT among others. Present in over 30 countries, ENU is actively supporting its customers in their digital journey from improving their end user experience to increased safety and reduced downtime.

•

Manufacturing and Technology (“MFG & Tech”): Wipro is a strategic partner offering a portfolio of solutions and services that caters to the entire technology and manufacturing value chain of the customer. We cater to various domains like Aerospace and Defense, Automotive, Consumer Electronics and Peripherals, Computer Software and Storage, Telecom, Network Equipment Providers, Process Manufacturing and Industrial and General Manufacturing.

Our extensive domain expertise helps cater to customer requirements across product design, manufacturing, customer experience and aftersales revenue. Our “Centres of Collaborative Excellence” strive to collaborate with the customers to build industry specific solutions that suit the customers’ requirements. We have enabled creation of intelligent customer interfaces, enhanced and intuitive man-to-machine interactions, better insights through customer and industry analytics, innovation in intelligent and connected devices and customer-facing autonomic services.

Our services and solutions are aligned to help the customer optimize their “Run” business and enhance the value through their transformational “Change” initiatives. Customers can maximize their revenue by leveraging our IoT and connected devices solutions on the one hand and optimize their operational expenses by using our smart manufacturing solutions on the other hand.

•

Communications: For the past two decades, we have offered end to end IT and Engineering services to the communications service providers. The emergence of new technologies such as 4G/LTE, cloud, social networking, and smart phones has changed the way we share and consume information. In order to win in this digital world, Communication Service Providers (CSPs) have shifted their focus from technology infrastructure to value added services and the delivery of a superior customer experience. We assist clients in dealing with the business changes arising from disruptions caused by new technologies, new enterprise and consumer services and shifting regulations.

IT Products

In order to offer comprehensive IT system integration solutions, we use a combination of hardware products (including servers, computing, storage, networking, security), related software products (including databases and operating systems) and integration services. During FY 2013-14, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We continue to maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions.

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

IT Products Sales and Marketing

We are valued-added resellers of third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. Our global customer partners receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

Our competitors in the IT Products market include global system integrators as well as local and niche services providers operating in specific geographies like India and the Middle-East. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

1.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporations.

2.	Our deep understanding of the market especially in the India and Middle East geography.

3.	Our trusted ability to provide impartial advice on selection of products.

4.	The Wipro brand that is recognized for serving the Indian market of over seventy years.

5.	Our commitment to environmental sustainability as well as deep engagement with communities.

Intellectual Property (“IP”)

In the technology business, intellectual property is a definitive differentiator. Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

In driving non-linearity, one of the key business strategies, an important pillar is the use of intellectual property. We have invested in developing intellectual property across products, platforms, frameworks, solutions, components, accelerators, tools and apps. These IPs enable us to provide standardized solutions to our customers and obtain enormous time-to-market advantage over the earlier general preference for customized solutions which also had higher cost as well as longer time to go live. We are also able to offer innovative commercial models around delivering services using our IP. We will continue to invest in IP to maintain and enhance our differentiation in the marketplace.

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

India is compliant with all World Trade Organization (“WTO”) requirements with respect to intellectual property protection which means that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. We are entitled to use all provisions of law to prevent infringement and to seek suitable compensation for any such infringement.

While we invest resources in developing, maintaining and protecting our IP, we deeply respect the IP held by our customers, vendors and other business partners.

As of March 31, 2016, we held more than 500 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. We also have 184 registered patents in various countries. We have approximately 900 patent applications and over 220 trademark applications pending for registration in various jurisdictions across the world.

We have more than 380 registrations completed with respect to WIPRO and the flower logo trademarks in over 70 territories across the world (including Madrid Protocol countries) and more than 60 trademark applications pending registration in India, Vietnam, Malaysia, Singapore, Nepal, Sri Lanka and other countries. These overseas registrations also include our applications in the EU (via the Community Trade Mark).

Effect of Government Regulation on our Business

Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the Government of India. We benefit from certain tax incentives promulgated by the Government of India, including the export of IT services from Special Economic Zones (“SEZs”). As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. The tax holiday for all of our Software Technology Parks and Export Oriented Units expired in fiscal year 2011.

Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislation, from the Reserve Bank of India, Securities and Exchange Board of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the Securities and Exchange Board of India to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

We are also subject to several legislative provisions relating to environmental protection, pollution control, essential commodities and operation of manufacturing facilities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Refer Note 27 of the Notes to Consolidated Financial Statements for information on organizational structure of the Company.

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 0.30 million square feet. We have approximately 1.31 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 31.31 million square feet of land for future expansion plans (including 4.36 million square feet of land allotted but yet to be registered). We have 12.55 million square feet of owned software development facilities in India and over 5.24 million square feet of leased software development premises in India. We have approximately 2.45 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.50 million square feet at various locations in the Americas.

We spent 8,913 million, 12,661 million and 13,951 million on capital expenditure during the fiscal years ended March 31, 2014, 2015 and 2016, respectively. These capital expenditures were primarily incurred on new software development facilities and IT assets.

We have 55 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 117 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

We have two manufacturing sites, which are approximately 0.2 million square feet and approximately 0.4 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have taken the other facility located in Kotdwar, India on a long-term lease.

Our software development facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery. We believe that our facilities are optimally utilized and that appropriate expansion plans are being developed and undertaken to meet our future growth.

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2016, we had contractual commitments of 10,734 million related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

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

None.

Item 5. Operating and Financial Review and Prospects

(in millions, except share data and where otherwise stated)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 of this Annual Report on Form 20-F. This section and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “ambition,” “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to those discussed in the subsection entitled “Risk Factors” above.

Overview

Wipro Limited is a global information technology (IT), consulting and business process services company. By combining digital strategy, customer centric design, advanced analytics and product engineering approach, we help our clients create successful and adaptive businesses. Wipro is recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship. We have over 150,000 employees serving clients in over 175 cities across 6 continents. We help customers do business better by leveraging our cross industry domain experience, deep technology expertise, comprehensive portfolio of services and a vertically aligned business model.

Trend Information

IT Services: Fast-evolving technology landscapes, dynamic economic environments and the emergence of digital business has created a need for enterprises to look for a partner to advise, design and execute their technology transformation and support programs. Over the past two decades, with the emergence of the internet and inexpensive connectivity, the global delivery model of service delivery has risen to become the preferred model in global IT services sourcing, business process services and research and development services. In this period, service providers have acquired technological expertise, domain competency and delivery capability by either developing organically or through acquisitions.

Large multinational enterprises are engaging global IT Services companies to deliver high quality service on a global scale and at competitive costs. Over the years, heightened levels of competition developed among IT service providers, particularly in the IT sourcing environment where there is a shift in favor of vendor consolidation. However, we continuously strive to differentiate ourselves from the competition and sustain prices and profits by demonstrating our unique and comprehensive range of offerings including Digital, leveraging our intellectual property, developing innovative service delivery models, providing better industry solutions, adopting new pricing strategies and demonstrating our value proposition to clients.

We have invested in developing intellectual property across products, platforms, frameworks, solutions, components, accelerators, tools and applications. These IP enable us to provide standardized solutions to our customers and obtain significant time-to-market advantages over the previous customized solutions which incurred higher costs and required a longer time to develop. An example of our IP is Wipro HOLMESTM.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2016 is 32.5%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Limited ability of the market to accept increase in prices;

•	Regular increases in salaries, a cost which accounts for a major part of our expense line; and

•	The impact of exchange rate fluctuations on our rupee realizations.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing unique services across the Digital value-chain including advisory, strategy, design and engineering.

•	Investing in non-linearity initiative that de link the linear relationship between revenue and efforts expended.

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•

Developing cost containment initiatives and driving higher employee productivity by using NextGen Delivery systems that re-evaluate traditional tools such as operating systems, management systems and mindset behavior.

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.

IT Products: In our IT Products segment, we have experienced pricing pressures due to increased competition among IT companies. As previously indicated, during FY 2013-14, we ceased manufacturing “Wipro” branded desktops, laptops and servers.

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

Shareholder Returns

Dividends and Buyback: For the fiscal year ended March 31, 2016, we declared an interim dividend of 5 per share and recommended a final dividend of 1 per share, for a total dividend for the year of 6 per share.

In addition, on April 20, 2016, we announced our intention to conduct a buyback of equity shares through a tender offer (the “Tender Offer”) in order to distribute returns to the equity shareholders. Under the Tender Offer, we will buy back up to 40 million equity shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the Company on a proportionate basis. The buyback price will be 625 (US$ 9.43) per equity share payable in cash for an aggregate amount not exceeding 25,000 million (US $ 377 million).

For the fiscal year ended March 31, 2016, the payout ratio, computed by combining the interim dividend, the proposed final dividend (including the dividend distribution tax) and the aforementioned buyback will be 48% of the profit attributable to equity holders of the Company, an increase of approximately 8% from the payout ratio for the previous year. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

Results of Operations

Our revenue and profit for the years ended March 31, 2014, 2015 and 2016 are provided below.

	Wipro Limited and subsidiaries
	Years ended March 31,			Year on Year change
	2014	2015	2016	2015-14		2016-15
	(in millions except earnings per share data)
Revenue(1)	437,628	473,182	516,307	8.12%		9.11%
Cost of revenue	(295,488)	(321,284)	(356,724)	8.73%		11.03%
Gross profit	142,140	151,898	159,583	6.87%		5.06%
Selling and marketing expenses	(29,248)	(30,625)	(34,097)	4.71%		11.34%
General and administrative expenses	(23,538)	(25,850)	(28,465)	9.82%		10.12%
Operating income	89,354	95,423	97,021	6.79%		1.67%
Profit attributable to equity holders	77,967	86,528	88,922	10.98%		2.77%

As a percentage of revenue:
Selling and marketing expenses	6.68%	6.47%	6.60%	21	bps	(13	) bps
General and administrative expenses	5.38%	5.46%	5.51%	(8	) bps	(5	) bps
Gross margins	32.48%	32.10%	30.91%	(38	) bps	(119	) bps
Operating margin	20.42%	20.17%	18.79%	(25	) bps	(138	) bps
Earnings per share
Basic	31.76	35.25	36.20
Diluted	31.66	35.13	36.12

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is 434,269, 469,545 and 512,440 for the years ended March 31, 2014, 2015 and 2016, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 29 of the Notes to the Consolidated Financial Statements for additional details.

The Company’s operations are organized by two operating segments: IT services and IT Products. Our IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals. Our revenue and segment results are as follows:

	Year ended March 31,
	2014	2015	2016
	(in millions)
Revenue:
IT Services	399,509	440,180	487,316
IT Products	38,785	34,006	29,772
Reconciling items	(666)	(1,004)	(731)

	437,628	473,182	516,307

Segment results:
IT Services	90,333	97,649	99,716
IT Products	310	374	(864)
Reconciling items	(1,289)	(2,600)	(1,831)

	89,354	95,423	97,021

Analysis of results

Results of operations for the years ended March 31, 2016 and 2015

Our revenue increased by 9.1%. This was driven primarily by a 10.7% increase in revenue from our IT Services segment and was offset partially by a 12.6% decrease in revenue from our IT Products segment.

The table below gives our revenue by geographic segments for year ended March 31, 2015 and 2016:

	Percentage of revenues Year ended March 31,
Geographic Segments	2015	2016
India	10%	10%
Americas	48%	50%
Europe	26%	25%
Rest of the world	16%	15%

The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 11% primarily on account of increases in employee compensation due to impact of rupee depreciation, salary increases, stock compensation awarded, increase in headcount during the year (including increase through business combinations), and increase in subcontracting/technical fees, which was partially offset by reduction in cost of hardware and software.

	Year ended March 31,		Year on Year
Cost of revenues	2015	2016	2016-15
Employee compensation	189,959	207,747	17,788
Cost of hardware and software	32,210	30,094	(2,116)
Subcontracting/technical fees	51,716	67,048	15,332
Travel	15,192	16,571	1,379
Depreciation and amortization	11,414	13,228	1,814
Facility expenses	12,010	12,841	831
Communication	4,414	4,146	(268)
Others	4,369	5,049	680

Total	321,284	356,724	35,440

As a result of the foregoing factors, our gross profit as percentage of our total revenue decreased by 119 basis points (bps).

Our selling and marketing expenses as a percentage of total revenue increased marginally from 6.5% for the year ended March 31, 2015 to 6.6% for the year ended March 31, 2016. In absolute terms, selling and marketing expenses increased by 11.3%, primarily on account of increases in employee compensation due to impact of rupee depreciation, salary increases, stock compensation awarded, increase in headcount during the year, advertisement and brand building, depreciation and amortization and travel expenses arising from intangible assets recognized through business combinations.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2015	2016	2016-15
Employee compensation	21,851	23,663	1,812
Travel	3,742	3,921	179
Depreciation and amortization	1,290	1,577	287
Facility expenses	1,075	1,169	94
Communication	726	601	(125)
Advertisement and brand building	1,598	2,292	694
Others	343	874	531

Total	30,625	34,097	3,472

Our general and administrative expenses as a percentage of revenue increased marginally from 5.46% for the year ended March 31, 2015 to 5.51% for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased by 10.1%, primarily due to increase in employee compensation, provision for doubtful debts, facility expenses and legal and professional fees.

	Year ended March 31,		Year on Year
General and administrative expenses	2015	2016	2016-15
Employee compensation	13,028	14,125	1,097
Travel	2,750	3,015	265
Depreciation and amortization	119	162	43
Facility expenses	2,082	2,470	388
Legal and professional fees	3,608	3,985	377
Provision for doubtful debts	922	1,843	921
Others	3,341	2,865	(476)

Total	25,850	28,465	2,615

As a result of the foregoing factors, our operating income increased by 1.7%, from 95,423 for the year ended March 31, 2015 to 97,021 for the year ended March 31, 2016. However, our results from operating activities as a percentage of revenue (operating margin) decreased by 138 bps from 20.2% to 18.8%.

Finance expenses: Our finance expenses increased from 3,599 for the year ended March 31, 2015 to 5,582 for the year ended March 31, 2016. This increase is primarily due to an increase of 1,341 in exchange loss on foreign currency borrowings and related derivative instruments as well as an increase in interest expense by 642 on account of increased borrowings during the year ended March 31, 2016.

Finance and Other income: Our finance and other income increased from 19,859 for the year ended March 31, 2015 to  23,280 for the year ended March 31, 2016. Interest and dividend income increased by 4,723 while gain on sale of investments decreased by 1,302 during the year ended March 31, 2016 as compared to the year ended March 31, 2015. This net increase was due to an increase in cash available for investments due to enhanced cash flows.

Income taxes: Our income taxes increased by 681 from 24,624 for the year ended March 31, 2015 to 25,305 for the year ended March 31, 2016. Our effective tax rate increased marginally from 22.0% for the year ended March 31, 2015 to 22.1% for the year ended March 31, 2016.

Profit attributable to non-controlling interest has reduced from  531 for the year ended March 31, 2015 to  492 for the year ended March 31, 2016.

As a result of the foregoing factors, our profit attributable to equity holders increased by  2,394 or 2.8%, from  86,528 for the year ended March 31, 2015 to 88,922 for the year ended March 31, 2016.

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

The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 8.7% primarily on account of an increase in employee compensation due to rupee depreciation, salary increases, stock compensation awarded and increase in headcount during the year, and increase in subcontracting/technical fees.

	Year ended March 31,		Year on Year
Cost of revenues	2014	2015	2015-14
Employee compensation	173,651	189,959	16,308
Cost of hardware and software	35,816	32,210	(3,606)
Subcontracting/technical fees	43,011	51,716	8,705
Travel	13,441	15,192	1,751
Depreciation and amortization	10,245	11,414	1,169
Facility expenses	10,858	12,010	1,152
Communication	4,681	4,414	(267)
Others	3,785	4,369	584

Total	295,488	321,284	25,796

As a result of the foregoing factors, our gross profit as percentage of our total revenue decreased by 38 basis points (bps).

Our selling and marketing expenses as a percentage of total revenue decreased from 6.7% for the year ended March 31, 2014 to 6.5% for the year ended March 31, 2015. In absolute terms, selling and marketing expenses increased by 4.7%, primarily due to increases in travel expenses and depreciation, amortization and impairment charges.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2014	2015	2015-14
Employee compensation	21,412	21,851	439
Travel	3,105	3,742	637
Depreciation and amortization	601	1,290	689
Facility expenses	928	1,075	147
Communication	675	726	51
Advertisement and brand building	1,417	1,598	181
Others	1,110	343	(767)

Total	29,248	30,625	1,377

Our general and administrative expenses as a percentage of revenue increased minimally from 5.4% for the year ended March 31, 2014 to 5.5% for the year ended March 31, 2015. In absolute terms, general and administrative expenses increased by 9.8%, primarily due to increases in employee compensation, legal and professional fees and travel expenses.

	Year ended March 31,		Year on Year
General and administrative expenses	2014	2015	2015-14
Employee compensation	11,505	13,028	1,523
Travel	1,973	2,750	777
Depreciation and amortization	260	119	(141)
Facility expenses	2,258	2,082	(176)
Legal and professional fees	2,558	3,608	1,050
Provision for doubtful debts	1,294	922	(372)
Others	3,690	3,341	(349)

Total	23,538	25,850	2,312

As a result of the foregoing factors, our results from operating activities (operating margin) as a percentage of revenue has decreased by 25 bps from 20.4% to 20.2%. However, our operating income increased by 6.8%, from 89,354 for the year ended March 31, 2014 to 95,423 for the year ended March 31, 2015.

Finance expenses: Our finance expenses increased from 2,891 for the year ended March 31, 2014 to 3,599 for the year ended March 31, 2015. This increase is primarily due to increase of 808 in exchange loss on foreign currency borrowings and related derivative instruments. This increase has been partially offset by a decrease in interest expense by 100 during the year ended March 31, 2015.

Finance and other income: Our finance and other income increased from 14,542 for the year ended March 31, 2014 to  19,859 for the year ended March 31, 2015. This increase was due to an increase in cash available for investments due to enhanced cash flows. Additionally, gain on sale of investments increased by 2,251 and interest and dividend income increased by 3,066 during the year ended March 31, 2015 as compared to the year ended March 31, 2014.

Income taxes: Our income taxes increased by 2,024 from 22,600 for the year ended March 31, 2014 to 24,624 for the year ended March 31, 2015. Our effective tax rate decreased from 22.4% for the year ended March 31, 2014 to 22.0% for the year ended March 31, 2015. This decrease is primarily due to tax write-backs during the year subsequent to completion of assessments.

As a result of the foregoing factors, our profit attributable to equity holders increased by 8,561 or 11%, from 77,967 for the year ended March 31, 2014 to 86,528 for the year ended March 31, 2015.

Segment Analysis

The Company is organized into two operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (“BFSI”), Healthcare and Life Sciences (“HLS”), Retail, Consumer, Transport and Government (“RCTG”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing (“MFG”), Global Media and Telecom (“GMT”). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the Statement of Income.

Effective April 1, 2016, in order to provide strategic focus and draw synergistic advantages, we realigned our industry verticals. Please see the section entitled, “Information on the Company—IT Services Offerings—IT Services Industry Verticals” for additional details regarding the changes to the industry verticals reported.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. Under certain system integrator contracts in the IT Services segment, the Company also delivers hardware, software products and other related deliverables, and revenue relating to these items is reported as IT Products revenue. During FY 2013-14, we ceased manufacturing “Wipro” branded desktops, laptops and servers. We continue to honor our warranty and service obligations.

With the increasing focus on acquisitions and the resultant increase in intangible assets acquired through business combinations, effective April 1, 2016, Chief Operating Decision Maker’s (CODM’s) review of the segment results will be measured after including the amortization charge for acquired intangibles to the respective segments. Such costs are classified under reconciling items for the years ended March 31, 2014, 2015 and 2016. Under the new policy, IT Services segment results as a percentage of revenues for the year ended March 31, 2016 would have been lower by 0.3%. This has no impact on IT products segment results.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by industry verticals for the IT Services segment for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year ended March 31,
	2014	2015	2016
Revenue:
IT Services industry verticals
BFSI	106,035	115,505	128,147
MFG	74,423	80,303	90,877
GMT	55,105	61,050	64,696
RCTG	58,893	62,209	74,372
ENU	63,923	71,229	70,866
HLS	41,130	49,884	58,358

	399,509	440,180	487,316

Segment Result:
IT Services industry verticals
BFSI	24,153	27,378	28,143
MFG	17,348	17,127	17,752
GMT	11,569	13,574	12,317
RCTG	13,012	13,190	13,898
ENU	17,418	17,561	14,382
HLS	7,637	10,565	12,160
Others	—	583	—
Unallocated	(804)	(2,329)	1,064

	90,333	97,649	99,716

Please see Note 29 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 91%, 93% and 94% of our total revenue for the years ended March 31, 2014, 2015 and 2016, respectively and 101%, 102% and 103% of our operating income for the years ended March 31, 2014, 2015 and 2016, respectively.

	Year ended March 31,			Year on Year change
	2014	2015	2016	2015-14		2016-15
Revenue(1)	399,509	440,180	487,316	10.18%		10.71%
Gross profit	139,702	150,124	158,287	7.46%		5.44%
Selling and marketing expenses	(27,338)	(28,060)	(31,426)	2.64%		12.00%
General and administrative expenses	(22,031)	(24,998)	(27,144)	13.47%		8.59%
Segment results	90,333	97,649	99,716	8.10%		2.12%
As a percentage of revenue:
Selling and marketing expenses	6.84%	6.37%	6.45%	47	bps	(7)	bps
General and administrative expenses	5.51%	5.68%	5.57%	(17)	bps	11	bps
Gross margin	34.97%	34.11%	32.48%	(86)	bps	(163)	bps
Segment results	22.61%	22.18%	20.46%	(43)	bps	(172)	bps

(1)

For the purpose of segment reporting, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is 396,088, 436,646 and  483,522 for the years ended March 31, 2014, 2015 and 2016, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 29 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2015		2016
Industry Verticals	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
BFSI	26.3%	28.1%	26.3%	28.2%
MFG	18.2%	17.5%	18.6%	17.8%
GMT	13.9%	13.9%	13.3%	12.4%
RCTG	14.1%	13.5%	15.2%	13.9%
ENU	16.2%	18.0%	14.6%	14.4%
HLS	11.3%	10.8%	12.0%	12.2%
Others	—	0.6%	—	—
Unallocated	—	(2.4)%	—	1.1%

Results of operations for the years ended March 31, 2016 and 2015

Our revenue from our IT Services segment increased by 10.71%. In absolute terms, we experienced growth across all IT Services industry verticals, particularly in RCTG and HLS. In our IT Services segment, we added 261 new customers during the year ended March 31, 2016 across all industry verticals including customers added on account of acquisition. Revenue from Product Engineering, Global Infrastructure Services, Business Process Services, Analytics and Business Application Services grew during the year. Amongst geographic segments, India and Middle East business and Americas regions showed growth.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 163 bps. The decrease in gross margin as a percentage of revenue is primarily attributable to an increase in employee compensation cost during the year ended March 31, 2016 as compared to year ended March 31, 2015 as part of our annual compensation review and annual progression cycle, partially offset by the depreciation in the value of the Indian rupee.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.37% for the year ended March 31, 2015 to 6.45 % for the year ended March 31, 2016. In absolute terms, selling and marketing expenses increased  3,366. This increase is primarily attributable to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle and investments in manpower capacity and amortization of intangibles acquired through business combinations.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 5.68% for the year ended March 31, 2015 to 5.57 % for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased 2,146. This increase is primarily due to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 172 bps. However, in absolute terms, the segment results of our IT Services segment increased by 2.12%.

Results of operations for the years ended March 31, 2015 and 2014

Our revenue from our IT Services segment increased by 10.18%. In absolute terms, we experienced growth across all IT Services industry verticals, particularly in HLS. In our IT Services segment, we added 194 new customers during the year ended March 31, 2015 across all industry verticals. Revenue from Global Infrastructure Services, Business Process Services and Business Application Services grew during the year. Amongst geographic segments, the Americas regions showed strong growth.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 86 bps. The decrease in gross margin as a percentage of revenue is primarily attributable to an increase in employee compensation cost during the year ended March 31, 2015 as compared to the year ended March 31, 2014 as part of our annual compensation review and annual progression cycle, partially offset by the depreciation in the value of the Indian rupee against the U.S. dollar.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 6.84% for the year ended March 31, 2014 to 6.37 % for the year ended March 31, 2015. In absolute terms, selling and marketing expenses increased  722. This increase is primarily attributable to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle and depreciation in the value of Indian rupee.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.51% for the year ended March 31, 2014 to 5.68 % for the year ended March 31, 2015. In absolute terms, general and administrative expenses increased by 2,967. This increase is primarily due to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle. The increase is further attributable to legal and professional expenses by approximately 985 and travel costs by approximately 789.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 43 bps. However, in absolute terms, the segment results of our IT Services segment increased by 8.10%

IT Products

While we focus on being a strategic provider of IT services, our goal is to be the system integrator of choice so we provide IT products as a complement to our IT services offerings. In the India and Middle East markets, we are a leading provider of system integration services, where we provide a full suite of IT services as well as complementary hardware solutions and software licenses. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions. Revenue from the hardware products and software licenses sold is recorded under the IT Products segment. We have diverse range of clients across all major industries, primarily in the India and Middle East market.

Our IT Products segment accounted for 9%, 7% and 6% of our revenue for the years ended March 31, 2014, 2015 and 2016, respectively and 0.3%, 0.4% and (0.9%) of our operating income for each of the years ended March 31, 2014, 2015 and 2016, respectively.

	Year ended March 31,			Year on Year change
	2014	2015	2016	2015-14		2016-15
Revenue(1)	38,785	34,006	29,722	(12.32)%		(12.60)%
Gross profit	3,126	2,773	2,116	(11.29)%		(23.70)%
Selling and marketing expenses	(1,335)	(1,280)	(1,275)	(4.12)%		(0.39)%
General and administrative expenses	(1,481)	(1,119)	(1,704)	(24.44)%		(52.27)%
Segment results	310	374	(864)	20.65%		(330.80)%

As a Percentage of Revenue:
Selling and marketing expenses	3.44%	3.76%	4.29%	(32)	bps	(53)	bps
General and administrative expenses	3.82%	3.29%	5.73%	53	bps	(244)	bps
Gross margin	8.06%	8.15%	7.12%	9	bps	(103)	bps
Segment results	0.80%	1.10%	(2.90)%	30	bps	(400)	bps

(1)

For the purpose of segment reporting, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is 38,879, 33,928 and 29,642 for the years ended March 31, 2014, 2015 and 2016, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 29 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2016 and 2015

Our revenue from the IT Products segment decreased by 12.60%. The decline was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue decreased by 103 bps primarily on account of product pricing pressure and the depreciation of Indian rupee resulting in higher product costs.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 3.76% for the year ended March 31, 2015 to 4.29% for the year ended March 31, 2016. In absolute terms, selling and marketing expenses decreased by  5.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.29% for the year ended March 31, 2015 to 5.73% for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased by 585 primarily on account of increases in the provision for doubtful debts in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of 864 for the year ended March 31, 2016 as compared to a profit of 374 for the year ended March 31, 2015.

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

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 3.44% for the year ended March 31, 2014 to 3.76% for the year ended March 31, 2015. In absolute terms, selling and marketing expenses decreased by 55.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 3.82% for the year ended March 31, 2014 to 3.29% for the year ended March 31, 2015. In absolute terms, general and administrative expenses decreased by 362 primarily on account of optimization initiatives.

As a result of the above, in absolute terms, segment results of our IT Products segment increased by 20.65%.

Acquisitions

Refer to Item 4 and Note 6 of consolidated financial statements for a description of the acquisitions during the reported period.

Foreign exchange gains/ (losses), net

Our net foreign exchange gains/ (losses) for the years ended March 31, 2014, 2015 and 2016 were 3,359, 3,637 and  3,867 respectively.

Our foreign exchange gains/ (losses), net, comprise of:

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

Income taxes

Our profits for the period earned from providing services at client premises outside India may be subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Special Economic Zones (“SEZs”). The tax holiday for all our Software Technology and Hardware Technology Parks ended in the fiscal year ended March 31, 2011. We continue to be eligible for exemptions from certain other taxes, including customs duties in these Software Technology and Hardware Technology Parks.

Units in designated SEZs which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting certain defined conditions.

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2029. The impact of tax holidays has resulted in a decrease of current tax expense of 11,043, 11,412 and  10,212 for the years ended March 31, 2014, 2015 and 2016 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2014, 2015 and 2016 was 4.50, 4.65 and 4.16 respectively.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is 47,583 (including interest of 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Honorable High Court. The Honorable High Court has heard and disposed of a majority of the issues in favor of the Company up to years ended March 31, 2004.

On similar issues for years up to March 31, 2000, the Honorable High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For the years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For the year ended March 31, 2012, the Company received the draft assessment order in March 2016 with a proposed demand of 4,241 (including interest of 1,376), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines.

For the years ended March 31, 2001 to March 31, 2004, the Honorable High Court has disposed of appeals in favor of the Company during March 2015 with respect to issues such as eligibility of Foreign Tax Credit, availability of deduction under section 10A of the Act for exports made to Software Technology Parks of Indian customers and the methodology of computing the quantum of deduction eligible under section 10A of the Act. The order of the Honorable High Court was received during the quarter ended December 31, 2015. The revenue authorities, after analysis of the legal merits of the judgement and their interpretation of the matters involved, are either likely to challenge the judgement, wholly or partially, at the Honorable Supreme Court of India or accept the judgement, wholly or partially. Accordingly, the Company has not recorded any benefit in respect of these issues. Aggregate tax benefit in respect of these issues for the years ended March 31, 2001 to March 31, 2004 is estimated to be 760. For the subsequent years, issues are before various appellate authorities. Although we currently believe we will ultimately prevail in our appeals, the result of subsequent appeals, cannot be predicted with certainty. Should we succeed to prevail in subsequent appeals, in any reporting period, the operating results of such reporting period could be favorably and materially affected.

Considering the facts and nature of disallowance and the order of the appellate authority / Honorable High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of 1,844 and 1,457 has been recognized in the statement of financial position for the years ended March 31, 2015 and 2016. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of ten years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,			Year on Year Change
	2014	2015	2016	2015-14	2016-15
Net cash provided by/(used in) operations:
Operating activities	67,897	78,262	78,873	10,365	611
Investing activities	(2,774)	(25,816)	(138,156)	(23,042)	(112,340)
Financing activities	(34,972)	(8,523)	(1,587)	26,449	6,936
Net change in cash and cash equivalents	30,151	43,923	(60,870)	13,772	(104,793)
Effect of exchange rate changes on cash and cash equivalent	(69)	589	549	658	(40)

As of March 31, 2016, we had cash and cash equivalent and short-term investments of 301,432. Cash and cash equivalent and short-term investments, net of debt, was 176,211.

In addition, we have unused credit lines of 34,498. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2016 increased by 611 over the year ended March 31, 2015, while profit for the year increased by 2,355 during the same period. This is primarily due to longer collection cycles in India and Middle East business.

Cash generated by operating activities for the year ended March 31, 2015 increased by 10,365, while profit for the year increased by 8,654 during the same period. The increase in cash generated by operating activities is primarily due to improved working capital management.

Cash used in investing activities for the year ended March 31, 2016 was 138,156. The cash invested (net of sales) in available for sale investments and inter-corporate deposits amounted to 104,311. Cash utilized for the payment for business acquisitions amounted to 39,373. We purchased property, plant and equipment amounted to 13,951, which was primarily driven by the growth plan of the Company.

Cash used in investing activities for the year ended March 31, 2015 was 25,816. The cash invested (net of sales) in available for sale investments and inter-corporate deposits amounted to 15,400. Cash utilized for the payment for business acquisitions amounted to 11,574. We purchased property, plant and equipment amounted to 12,661, which was primarily driven by the growth strategy of the Company.

Cash used in financing activities for the year ended March 31, 2016 was 1,587 as against 8,523 for the year ended March 31, 2015. This is primarily due to an increase in net proceeds of loans and borrowings amounting to 14,370. Our borrowings have increased primarily on account of bridge loans to finance our acquisitions of Cellent and HPS. This increase is partly offset by increase in payment of dividend amounting to 6,004. Dividends paid in the year ended March 31, 2016 represents final dividend declared for the year ended March 31, 2015 amounting to 7 per share and interim dividend for the year March 31, 2016 amounting to 5 per share.

Cash used in financing activities for the year ended March 31, 2015 was 8,523 as against 34,972 for the year ended March 31, 2014. This increase is primarily due to an increase in net proceeds of loans and borrowings amounting to 31,649 partly offset by increase in payment of dividend amounting to 6,217. Dividends paid in the year ended March 31, 2015 represents final dividend declared for the year ended March 31, 2014 amounting to 5 per share and interim dividend for the year March 31, 2015 amounting to 5 per share.

On April 20, 2016, our Board proposed a cash dividend of 1 (US $0.02) per equity share and ADR. The proposal is subject to the approval of shareholders at the next Annual General Meeting, and if approved, would result in a cash outflow of approximately 2,974, including corporate dividend tax thereon.

On April 20, 2016, we announced our intention to conduct a buyback of equity shares through a tender offer (the “Tender Offer”) in order to distribute returns to the equity shareholders. Under the Tender Offer, we will buy back up to 40 million equity shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the company on a proportionate basis. The buyback price will be 625 (US$ 9.43) per equity share payable in cash for an aggregate amount not exceeding 25,000 million (US $ 377 million).

For the fiscal year ended March 31, 2016, the payout ratio, computed by combining the interim dividend, the proposed final dividend (including the dividend distribution tax) and the aforementioned buyback will be 48% of the profit attributable to equity holders of the Company, an increase of approximately 8% from the payout ratio for the previous year. Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

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

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings. Our choices of sources of funding will be driven with the objective of maintaining an optimal capital structure.

As of March 31, 2016, we had contractual commitments of 10,734 (US$ 162 million) related to capital expenditures on construction or expansion of software development facilities, 16,859 (US$ 254 million) related to non-cancelable operating lease obligations and 21,760 (US$ 328 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

In relation to our acquisitions, a portion of the purchase consideration is payable upon achievement of specified revenue and earnings targets in the future. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the earn-out payments.

In the normal course of business, we transfer accounts receivables and net investment in finance lease (financial assets) to banks. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2014, 2015 and 2016 is not material. Please refer Note 15 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2014, 2015 and 2016, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, Australian Dollars and Canadian Dollars. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware, and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual obligations

The table of future payments due under known contractual commitments as of March 31, 2016, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment	Payments due in
		2016-17	2017-19	2019-21	2021-22 onwards
Short-term borrowings	102,667	102,667	—	—	—
Long-term debt	13,591	2,060	11,501	30	—
Obligations under capital leases	8,963	3,133	4,456	1,374	—
Estimated interest payment(1)	1,479	914	533	32	—
Capital commitments	10,734	3,586	7,148	—	—
Non-cancelable operating lease obligation	16,859	4,246	6,057	3,843	2,713
Purchase obligations	21,760	20,567	755	388	50
Other non-current liabilities(2)	2,547	—	2,054	329	164

(1)

Interest payments for long-term fixed rate debts and capital leases have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2016 for each relevant debt instrument.

(2)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include 4,618 in respect of employee benefit obligations and 8,231 towards uncertain tax positions, respectively. For these amounts the extent of the amount and timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

Research and Development

Our Research and Development (“R&D”) initiatives continue to focus on strengthening and extending our portfolio of IT services across multiple new and emerging technology areas as well as in the intersection of these technologies. We are investing in developing solutions and services around multiple advanced technology areas (commercial wearables, smart robotics, autonomous vehicles, augmented reality, virtual reality, etc.), co-innovating with customers on emerging themes (Digital), enabling new customer experiences, building our patent portfolio, shaping innovation culture by running a number of initiatives to support and fund ideas and also by working closely with partner/startups ecosystem, academia and expert networks to bring cutting edge innovations to our customers.

We have invested in these advanced technologies to strengthen existing capabilities and enhance our platforms for rich customer experience. For example, Wipro Sight solution uses advanced computer vision based algorithms to analyze customer behavior in stores for delivering enhanced in-store retail experience. These investments have resulted in many solution enhancements and new capabilities, which are unique and differentiated in the market. They have also led to multiple patents being applied and granted. Wipro has filed for 514 patents across technology areas in the last financial year.

We have extended the applicability of Wipro HOLMESTM (Wipro’s Cognitive Intelligence platform) to multiple domains and processes to offer verticalised solutions to our customers.

We have built a data discovery platform, which provides pertinent business insights across the value chain of an industry through pre-defined applications. Leveraging techniques like visual sciences and story-telling with data, the data discovery platform provides a unique value proposition around accelerating time to market for insights resulting in better adoption of insight driven decision making. Built using best of breed open source technologies, the data discovery platform leverages techniques like machine learning, natural language processing, visualization, stream computing, etc. to bring to the life the hidden insights in large and diverse data sets.

We have also built a Big Data Ready Enterprise, which is an open sourced big data product aimed at addressing the complete lifecycle of managing data across the enterprise data lake that makes it possible to ingest, organize, enrich, process, analyze, govern and extract data at a fast pace, thereby significantly accelerating the big data implementation in a cost effective manner. The product is released under the Apache Public License v2.0 and hosted on Github.

To drive open innovation efforts for our customers, we are driving many new age innovation initiatives through startups connects, hackathons, ideathons, etc. We are part of various industry and startup forums including the NASSCOM Industry Partner Program (NIPP) that connects promising startups with corporates, to enable partnerships and growth. We are working with various open innovation intermediaries to tap into expert networks across the world to complement our specialists on niche projects to solve complex customer problems involving Artificial Intelligence, Next Gen Architecture, Cognitive Systems etc. Our academic and research partnerships exist across geographies.

We are driving co-innovation with customers on emerging themes, conducting joint research, proof of concepts (POC), pilots etc. Some of the emerging areas include block chain, biometrics, new architectures and smart devices.

The innovation incubation center, Technovation Center continues to play a key role in helping customers design, conceptualize, and experience by leveraging future of technologies, industry processes and consumer behavior. The Technovation Center has now evolved into an experience platform to demonstrate the Wipro solutions to our customers. We have started work on our new Technovation Center in Mountain View, CA, USA, which would cater predominantly to U.S. and Canadian geography customers, when fully operational.

We are also building solutions around next generation robotics, drones and autonomous vehicles which combined with the computer vision and cognitive capabilities can address various market needs across industry verticals. We are also working on industrial and enterprise wearable solutions which help improve work force productivity and safety requirements. We had developed a video and sensor based smart parking solution which is useful in a smart city context to dynamically assess parking availability across locations, reservation and demand based pricing. We have developed a smart healthcare solution called Wipro AssureCareTM which helps track medication, vital parameters and is used in elderly Care, home monitoring and clinical trials.

Our research and development expenses for the years ended March 31, 2014, 2015 and 2016 were 2,660, 2,513 and  2,561 respectively.

Significant accounting policies, estimates and judgments

Please refer Notes 2 (iv) and 3 of our Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, along with their ages and positions as of March 31, 2016 are detailed below:

Name	Age	Position
Azim H. Premji	70	Chairman of the Board and Managing Director (designated as “Executive Chairman”)
Dr. Ashok S. Ganguly	80	Director
Dr. Jagdish N. Sheth	77	Director
Narayanan Vaghul	79	Director
William Arthur Owens	75	Director
M. K. Sharma	68	Director
T. K. Kurien	57	Executive Vice Chairman(1)
Vyomesh Joshi	62	Director
Ireena Vittal	47	Director
Rishad Azim Premji	39	Executive Director and Chief Strategy Officer(2)
Abidali Z. Neemuchwala	48	Chief Executive Officer and Executive Director(3)
Jatin Pravinchandra Dalal	41	Chief Financial Officer

(1)	Mr. T. K. Kurien, who was the Chief Executive Officer and Executive Director, was appointed as the Executive Vice Chairman of the Company with effect from February 1, 2016.
(2)	Mr. Rishad Azim Premji was appointed as a whole-time director of the Company with effect from May 1, 2015 and continues to serve as the Chief Strategy Officer.
(3)	Mr. Abidali Z. Neemuchwala, was appointed as the Chief Executive Officer and Executive Director with effect from February 1, 2016.

List of Directors appointed, effective April 1, 2016:

Name	Age	Position
Dr. Patrick J Ennis	52	Director(4)
Patrick Dupuis	53	Director(4)

(4)	Dr. Patrick J. Ennis and Mr. Patrick Dupuis were appointed as Independent Directors, effective April 1, 2016.

As of March 31, 2016, we had seven non-executive directors and four executive directors, of whom one executive director is Chairman of our Board. All of the seven non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the Listing Regulations in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Azim H. Premji is the Chairman of the Board and Managing Director (designated as “Executive Chairman”) of Wipro Limited and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a $ 7.7 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 60 countries. Mr. Premji also serves as a director of Wipro Enterprises (P) Limited, Wipro GE Health Care Private Ltd., and the Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd.) and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation, which is focused on improving public school education, working directly in 6 states of India which have over 350,000 schools. The Foundation also runs the not-for-profit Azim Premji University, focused on programs in education and related fields of human development. He has also set up the Azim Premji Philanthropic Initiatives, through which impactful non-profits working in a few chosen fields, including nutrition, support to vulnerable groups and governance, are given multi-year grants. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for Team Wipro. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the “Legion of Honor” and in January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University, USA. Mr. Premji is also a member of the Strategy Committee of the Company.

Dr. Ashok S. Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly is the Chairman of the Governance, Nomination and Remuneration Committee and Chairman of the Science, Technology & Operations Committee of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly was a former member of Rajya Sabha, the upper house of Parliament of India (2009-2015). He is a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997 and Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

Dr. Jagdish N. Sheth has served as a director on our Board since January 1999 and is also a member of the Strategy Committee. Dr. Sheth has been a professor at Emory University since July 1991. Previously, Dr. Sheth served on the faculty of Columbia University, Massachusetts Institute of Technology, the University of Illinois, and the University of Southern California. Dr. Sheth holds a B.Com (Honors) from Madras University, an M.B.A. and a PhD in Behavioral Sciences from the University of Pittsburgh. Dr. Sheth is also the Chairman of Academy of Indian Marketing Professionals.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the Boards of the following public companies in India and overseas: 1) Mahindra World City Developers Limited, 2) Piramal Enterprises Limited, 3) Apollo Hospitals Enterprise Limited, and 4) Arcelor Mittal, Luxembourg. He is also on the boards of two private limited companies and several Section 8 companies and public trusts. Mr. Vaghul is the Chairman of the Compensation Committee of Piramal Enterprises Limited and its 100% subsidiary, PHL Finance Private Limited. Mr. Vaghul is the Chairman of the Audit Committee of Piramal Enterprises Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries in 2007.

William Arthur Owens has served as a director on our Board since July 2006. He is also a member of our Board Governance, Nomination and Compensation Committee, and serves as the Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens presently serves as the Chairman of the Board of CenturyLink Telecom. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens previously served as the Chairman of AEA Investors (Asia) from April 2006 to December 2014 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company at various times during that period. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Vice Chairman, Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC) from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs (RMA), an advanced systems technology approach to military operations. Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Administrative and Shareholders/Investor Grievance Committee. Mr. Sharma is also a member of our Audit, Risk and Compliance Committee. Mr. Sharma served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is currently on the boards of ICICI Bank Limited, United Spirits Limited, Asian Paints Limited and Blue Star Limited. Mr. Sharma is also on the board of the Indian School of Business, Hyderabad and serves as a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is the non-executive Chairman of ICICI Bank Limited and United Spirits Limited. Mr. Sharma is Chairman of Audit Committee of United Spirits Limited and a member of the Audit Committee of Blue Star Limited and Asian Paints Limited. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited and ICICI Bank Limited. Mr. Sharma is Chairman of the Risk Management Committee of Asian Paints Ltd. and a member of the Risk Committee of ICICI Bank Limited. Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a Post Graduate Diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from India Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

T. K. Kurien was appointed as the Executive Vice-Chairman of the Company with effect from February 1, 2016. He is also a member of the Administrative and Shareholders/Investors Grievance Committee and Strategy Committee on our Board of Directors. In his five years as the Chief Executive Officer and Executive Director beginning February 2011, Mr. Kurien spearheaded Wipro’s transformation from a traditional IT and BPO company into a next generation technology and consulting firm. In his career spanning over three decades, Mr. Kurien has held several leadership positions encompassing strategic and operational roles. He began his career with Wipro in 2000 and has been instrumental in building and scaling many of Wipro’s successful businesses. A strong votary of women’s rights, Mr. Kurien is a recipient of the 2014 Women’s Empowerment Principles (WEPs) Leadership Award — a joint initiative of UN Women and the UN Global Compact — for Wipro’s proactive commitment to gender equality. He also serves on the Board of Directors of Catalyst, a global organization dedicated to expanding opportunities for women and is the Chair of its India Advisory Board. Mr. Kurien is a Chartered Accountant.

Vyomesh Joshi became a director of the Company in October 2012. Mr Joshi is the President and CEO of 3D Systems. He is a member of Dean’s Advisory Council at the Rady School of Management, University of California, San Diego. Prior to joining the Company, Mr. Joshi served as the Executive Vice President of Hewlett-Packard’s Imaging and Printing Group. Mr. Joshi was also on the Board of Yahoo for seven years until 2012. Mr. Joshi is also a member of the Board of Directors of Harris Corporation. Mr. Joshi has been featured in Fortune Magazine’s diversity list of most influential people in 2005. Mr. Joshi also serves on our Strategy Committee. Mr. Joshi holds a Master’s degree in electrical engineering from the Ohio State University.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey & Co., Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of Titan Industries Limited, Tata Global Beverages Limited, The Indian Hotels Company Limited, Godrej Consumer Products Limited, Compass Plc , Zomato Media Private Limited and on the global advisory board of ideo.org. Ms. Vittal is also a member of Audit Committee of all the aforementioned companies. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Rishad Azim Premji became a full-time director of the Company in May 2015 and also serves as the Chief Strategy Officer. Previously, Mr. Premji has served with us in other positions since 2007. Prior to joining Wipro, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the U.S. across businesses throughout the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji is also on the Board of Wipro Enterprises (P) Limited, Wipro GE Healthcare Private Limited and Azim Premji Foundation. Mr. Premji has an M.B.A. from Harvard Business School and a B.A. in Economics from Wesleyan University in the United States. He has also spent a year at the London School of Economics where he was part of the General Course Program. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Premji is also the son of Mr. Azim Premji, the Chairman of the Board and Managing Director.

Abidali Z. Neemuchwala is the Chief Executive Officer and Executive Director of the Company with effect from February 1, 2016. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. Mr. Neemuchwala spearheaded several initiatives across Global Infrastructure Services, Business Application Services, Business Process Services, and Analytics to create a more nimble and agile organization. Mr. Neemuchwala believes that in today’s digital world, successful organizations are the ones, which have the ability to convert consumers’ aspirations into instant gratification. Reflecting the same he delivered his popular keynote at the Oracle Open World 2015 articulating the new world order, in which customers buy digital experience as-a-service. Mr. Neemuchwala’s career includes a 23 year tenure in Tata Consultancy Services, where he handled multiple roles in business, technology, sales, operations and consulting. In his last role, he headed the Business Process Services (BPO) business. He was awarded the BPO Chief Executive Officer of the year 2010 and in the year 2012 the Shared Services Organization of IPQC recognized him for his personal contribution to the industry. Mr. Neemuchwala has a Masters in Industrial Management from Indian Institute of Technology Mumbai and a Bachelor’s Degree in Electronics and Communication from National Institute of Technology, Raipur. He is also a Certified Software Quality Analyst and a Certified Six Sigma Green Belt.

Jatin Pravinchandra Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and served with us in other positions since July 2002. Mr. Dalal holds Bachelor of Engineering degree from National Institute of Technology, Surat – India and PGDBA (Full time M.B.A. – Finance) from Narsee Monjee Institute of Management Studies, Mumbai – India. He is a member of the Institute of Chartered Accountants of India, New Delhi – India, and the Chartered Institute of Management Accountants, London – United Kingdom. Mr. Dalal is on the NYSE Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Dr. Patrick J. Ennis became a director of the company in April 2016. Dr. Ennis has more than 25 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently at the Invention Development Fund of Intellectual Ventures where he invests in technology commercialization worldwide via an international open innovation network of thousands of inventors. Previously he was at ARCH Venture Partners where he built startups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the company in April 2016. He is Senior Vice President for Simplicity, Quality and Productivity at global technology platform and payments leader, PayPal Holdings, Inc. where his focus is on improving PayPal’s customer experiences, eliminating upstream cost drivers and delivering continuous productivity and re-investment capacity. Mr. Dupuis joined PayPal in 2010 as Chief Financial Officer to help PayPal expand globally and build a sustainable growth company. He was directly involved in PayPal’s separation from eBay Inc. and its listing on the Nasdaq in 2015. Mr. Dupuis was previously the Chief Financial Officer of Sitel, a leader in customer service and BJC HealthCare, one of the largest non-profit health care organizations in the US. In both companies, he was a driver of operational changes in times of significant external pressure. He previously spent 20 years at General Electric Co., where his last two roles were Chief Financial Officer of BJC HealthCare and General Manager of GE Capital International Services (now Genpact Ltd.), two global, complex and fast- growing businesses. Mr. Dupuis serves as a member of our Strategy Committee. Mr. Dupuis graduated from the École de Management de Lyon in France.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receive an attendance fee per meeting of  20,000 (US$ 301.9) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company in the aggregate as approved by the shareholders.

During the year ended March 31, 2016, we paid an aggregate of  67.98 million (US$ 1 million) as commission to our non-employee directors.

Details of stock options granted to non-executive directors as of March 31, 2016 and stock options held and exercised by non-executive directors through March 31, 2016 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the Annual General Meeting of Shareholders. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees based on the individual or combined performance of the employee’s business unit, division or segment, or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on a quarterly basis, which amounts are adjusted at the end of the year based on the performance for the full year.

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2016 by our executive directors and members of our administrative, supervisory or management bodies. For the convenience of the readers, the amounts in the below table have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2016 which was 66.25 per US$ 1.00.

Name	Salary and allowances US$	Commission/ variable pay(1) US$	Others US$	Long-term compensation (Deferred Benefit(2)&(3)) US$
Azim H. Premji	65,059	139,634	88,298	35,002
T. K. Kurien	541,991	376,553	1,057,346	87,367
Rishad A Premji	176,617	124,876	1,705	22,264
Abidali Z. Neemuchwala(4)	859,079	351,213	575,122	21,216
Jatin Pravinchandra Dalal	165,369	99,004	292,862	22,264

1.

Azim H. Premji was paid a commission at the rate of 0.3% on incremental net profits of Wipro Limited over previous year until July 30, 2015 and at the rate of 0.5% on incremental net profits of Wipro Limited over previous year from July 31, 2015, computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Companies Act, 2013. All other executives received variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.

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

3.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Azim H. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Azim H. Premji. For all other employees, we contribute 15% of their respective basic salaries to our pension fund for their benefit. These contributions are included in this column.

4.

Mr. Abidali Z. Neemuchwala, was appointed as the Chief Executive Officer and Executive Director, effective February 1, 2016. Compensation shared above is for the period from April 1, 2015 to March 31, 2016.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director in fiscal years 2014, 2015 or 2016. Details of stock options granted to executive directors as of March 31, 2016 and stock options held and exercised by executive directors through March 31, 2016 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2016, we had eleven directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are no longer subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. Currently, Mr. Azim H. Premji, Mr. Rishad Azim Premji, Mr. T. K. Kurien and Mr. Abidali Z. Neemuchwala are executive directors. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2017	2 years
Dr. Jagdish Sheth	July 18, 2016	Not applicable
Dr. Ashok S. Ganguly(1)	July 31, 2019	3 years, subject to approval by shareholders
Narayanan Vaghul(1)	July 31, 2019	3 years, subject to approval by shareholders
Ireena Vittal	September 30, 2018	Not applicable
Vyomesh Joshi	September 30, 2017	Not applicable
William Arthur Owens	July 31, 2017	Not applicable
M. K. Sharma(2)	June 30, 2021	5 years subject to approval by shareholders
Patrick Dupuis(3)	March 31, 2021	5 years subject to approval by shareholders
Dr. Patrick J. Ennis(3)	March 31, 2021	5 years subject to approval by shareholders
T. K. Kurien(4)	March 31, 2017	1 year and 2 months, subject to approval by shareholders
Abidali Z. Neemuchwala(5)	January 31, 2021	5 years, subject to approval by shareholders
Rishad Azim Premji	April 30, 2020	5 years

(1)

Mr. Narayanan Vaghul’s and Dr. Ashok Ganguly’s current term expires on July 31, 2016. The Board of Directors has approved the re-appointment for a period of 3 years, which is subject to the approval of the shareholders.

(2)	Mr. M K Sharma’s current term expires on June 30, 2016. The Board of Directors has approved the re-appointment for a period of 5 years, which is subject to the approval of the shareholders.
(3)	Mr. Patrick Dupuis and Dr Patrick J Ennis were appointed as Independent Directors with effect from April 1, 2016, which is subject to the approval of the shareholders.
(4)

Mr. T. K. Kurien’s term as Chief Executive Officer and Executive Director expired on January 31, 2016. The Board of directors approved his appointment as Executive Vice Chairman with effect from February 1, 2016, subject to approval by shareholders.

(5)	Mr. Abidali Z. Neemuchwala was appointed as Chief Executive Officer and Executive Director, effective February 1, 2016, subject to approval by shareholders.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all executive directors at an Annual General Meeting of the Shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from one to five year periods, but either we or the executive director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Mr. Azim H. Premji, Mr. T. K. Kurien, Mr. Abidali Z.Neemuchwala, Mr. Rishad Azim Premji, and Mr. Jatin Pravinchandra Dalal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of Mr. Kurien’s employment, he is entitled to the following severance payments if the Company terminates Mr. Kurien’s employment agreement:

a.

If the Agreement is terminated by the Company on or prior to November 17, 2016, the Company will pay to Mr. Kurien severance pay based on salary for a period of three months. In case of termination by the Company, the unvested ESOPs /RSUs shall vest proportionately to the completed months in service from the last vesting/grant date of each grant, whichever is later, till the last date of employment.

b.

If the Agreement is terminated by the Company after November 17, 2016, the exit will be in line with retirement policy including vesting of unvested ESOPs/RSUs. Prior notice in such a case will be for at least a month.

Pursuant to the terms of Mr. Abidali Z. Neemuchwala’s employment,

a.	if the Agreement is terminated by the Company, the Company is required to pay Mr. Neemuchwala severance pay equivalent of 12 months’ base pay.

We also indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. Among other things, we agree to indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as our director or officer, including claims which are covered by the director’s and officer’s liability insurance policy taken by the Company.

Board Committee Information

Audit, Risk and Compliance Committee

The Audit, Risk and Compliances Committee of our Board reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities include overseeing:

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

All members of our Audit, Risk and Compliance Committee are independent non-executive directors who are financially literate. The Chairman of our Audit, Risk and Compliance Committee has accounting or related financial management expertise.

Independent auditors as well as internal auditors always have independent meetings with the Audit, Risk and Compliance Committee and also participate in the Audit, Risk and Compliance Committee meetings.

Our Chief Financial Officer and other corporate officers make periodic presentations to the Audit, Risk and Compliance Committee on various issues.

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During fiscal year 2016, our Audit, Risk and Compliance Committee held seven meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nominating and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility (CSR), including public issues of significance to the Company and its shareholders;

•	Developing and recommending to the Board for its approval an annual evaluation process of the Board and its Committees;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Determining and approving salaries, benefits and stock option grants to senior management employees and directors of our Company;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management; and

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our Corporate Social Responsibility policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly – Chairman

Mr. N. Vaghul and Mr. William Arthur Owens – Members

During fiscal year 2016, our Board Governance, Nomination and Compensation Committee held five meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

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

The Strategy Committee is comprised of the following seven directors:

Mr. William Arthur Owens – Chairman

Mr. Azim H. Premji, Dr. Jagdish N. Sheth, Mr. T. K. Kurien, Mr. Vyomesh Joshi, Dr. Patrick J Ennis and Mr. Patrick Dupuis – Members

During fiscal year 2016, our Strategy Committee held two meetings.

Administrative and Shareholders/ Investors Grievance Committee

The Administrative and Shareholders / Investors Grievance Committee is responsible for resolving investor’s complaints pertaining to share transfers, non-receipt of annual reports, dividend payments, issue of duplicate share certificates, transmission of shares and other shareholder related queries and complaints. . The Committee is also empowered to oversee administrative matters like opening and closure of Company’s Bank accounts, grant and revocation of general, specific and banking powers of attorney, consider and approve allotment of equity shares pursuant to exercise of stock options, setting up branch offices and other administrative matters as delegated by Board from time to time.

The Committee comprises of the following three Directors:

Mr. M. K. Sharma – Chairman

Mr. T. K. Kurien and Ms. Ireena Vittal – Members

During fiscal year 2016, our Administrative and Shareholders/ Investors Grievance Committee held four meetings.

Employees

As of March 31, 2014, 2015 and 2016, we and our subsidiaries had more than 130,000, 140,000 and 150,000 employees, respectively. As of March 31, 2014, 2015 and 2016, more than 27,000, 30,000 and 33,000 of these employees were located outside India. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

Recruiting

We hire entry level graduates from both the top engineering and management universities, as well as experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

Training

Each of our new entry level recruits must attend a twelve week intensive training program when they begin working with us. They must also attend additional training programs that are tailored to their area of technology and domain. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency with new technologies, domain, process, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science, Pilani, VIT University, Vellore and Symbiosis International University, Pune and others to provide special skill set training in areas such as business skills and project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.

Performance Evaluations

Employees receive written performance objectives that they develop in conjunction with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and manager reviews. There is also a 360 degree feedback for leadership competencies where managers get feedback from their peers, subordinates, internal customers in addition to their managers which is integrated in to their performance evaluation. Appropriate development plans and interventions are then charted out based on discussion between manager and employee. Differentiation of high performers is ensured in relevant talent management processes.

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of: Fixed Pay, benefits, variable pay, retirals, disability insurance and Long term incentives (Equity Pay). We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plans in 1999 and 2000 and restricted stock unit option plans in 2004, 2005 and 2007 and the Wipro Equity Reward Trust (“WERT”). We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. For example, we link variable compensation to a business unit’s quarterly performance of financial and customer objectives.

Share Ownership

The following table sets forth, as of March 31, 2016, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2016. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2016. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2016, which was 66.25 per US$. The share numbers and percentages listed below are based on 2,470,713,290 equity shares outstanding as of March 31, 2016.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H. Premji(1)	1,812,022,464		73.34	—	—	—
Dr. Jagdish Sheth	—		—	—	—	—
Dr. Ashok S. Ganguly	1,867		*	—	—	—
N. Vaghul	—		—	—	—	—
Vyomesh Joshi	—		—	—	—	—
T. K. Kurien	269,476		*	50,455 150,000 75,000	0.030 0.030 0.030	October 2018 April 2018 May 2018
Rishad A. Premji	686,666	**	*	—	—	—
Abidali Z. Neemuchwala	—		—	200,000	0.030	May 2020
M. K. Sharma	—		—	—	—	—
William Arthur Owens	—		—	—	—	—
Ireena Vittal	—		—	—	—	—
Patrick Dupuis (2)	—		—	—	—	—
Patrick J. Ennis (2)	—		—	—	—	—
Jatin Pravinchandra Dalal	1,200		—	11,212 50,000 50,000	0.030 0.030 0.030	October 2018 April 2018 April 2020

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2016.

(1)

Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 562,998 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 429,714,120 shares held by Azim Premji Trust.

**	Equity shares held by Mr. Rishad Premji is jointly with his relatives and included in shareholding of Mr. Azim H. Premji.
(2)	Dr. Patrick J. Ennis and Mr. Patrick Dupuis were appointed as Independent Directors with effect from April 1, 2016.

EMPLOYEE STOCK OPTION PLANS

We have various employee stock option and restricted stock unit option plans (collectively referred to as “stock option plans”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Board Governance, Nomination and Compensation Committee (the “Committee”) appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock option plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the stock option plans range from 12 months to a maximum of 60 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before the termination date of the stock option plan. A participant must exercise any vested options prior to termination of services with us or within a specified post-separation period ranging from seven days to six months from the date of the separation, depending on the reason for separation. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable.

In connection with the demerger and pursuant to the scheme of arrangement, each optionee received an additional one employee stock option for every 8.25 employee stock options held as of the record date of the Demerger.

The salient features of our stock plans are as follows:

Name of Plan	Number of Options(1)	Range of exercise prices(2)		Effective date	Termination date	Other remarks
1999 Employee Stock Option Plan	50,000,000		171 - 490	July 29, 1999	July 28, 2009

Wipro Employee Stock Option Plan 2000 (2000 Plan)	280,303,030		171 - 490	September 15, 2000	September 15, 2020

Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 -7	September 2000	September 2010

Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	22,424,242		2	June 11, 2004	-	Perpetual until the options are available for grant under the plan

Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	22,424,242	US$	0.03	June 11, 2004	-	Perpetual until the options are available for grant under the plan

Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	22,424,242		2	July 21, 2005	-	Perpetual until the options are available for grant under the plan

Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	18,686,869		2	July 18, 2007	-	Perpetual until the options are available for grant under the plan

Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	14,829,824		2	May 30, 2013	May 29, 2023

1)	Adjusted for the two equity shares for every three equity shares stock dividend approved by the shareholders on June 4, 2010.
2)	Subject to adjustment for corporate action from time to time.

Wipro Equity Reward Trust

We established the WERT, in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT, which is administered by a Board of Trustees, is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

Shares from the WERT may be granted in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the four-year vesting period, complete ownership of the shares is transferred to the employee. The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason.

Shareholders have, through a postal ballot, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2016 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2016, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2016, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,470,713,290 equity shares outstanding as of March 31, 2016.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2016	% of Class of total shares outstanding
Azim H. Premji(1)	Equity	1,812,022,464	73.34
Hasham Traders	Equity	370,956,000	15.01
Prazim Traders	Equity	452,906,791	18.33
Zash Traders	Equity	451,619,790	18.28
Azim Premji Trust	Equity	429,714,120	17.39

(1)

Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 562,998 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 429,714,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,843,333 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 429,714,120 shares held by Azim Premji Trust.

Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. Each ADS represents one equity share of par value  2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2016, 1.97% of the Company’s equity shares are held through ADSs by approximately 16,120 holders of record. As of March 31, 2016, approximately 98.03% of the Company’s equity shares are held by 227,368 holders.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-Resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India (“SEBI”), and the Reserve Bank of India (“RBI”). As of March 31, 2016, about 12.03% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Related parties: For details and summary of transactions with related parties, please refer to Note 27 to the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2016:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2015 and 2016;

•	Consolidated Statements of Income for the years ended March 31, 2014, 2015 and 2016;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2014, 2015 and 2016;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2014, 2015 and 2016;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2015 and 2016; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2014, 2015 and 2016, we generated 391,393 million, 427,368 million, and  464,936 million, or 89%, 90% and 90% of our total segment revenues of 437,628 million, 473,182 million and  516,307 million, respectively, from the export of our products and rendering of services outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends and Buy Back of Equity Shares

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

During fiscal year 2016, we paid a cash dividend of 12 per share, including an interim dividend of 5 per share.

On April 20, 2016, we proposed to pay a final cash dividend of 1 (US$ 0.02) per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company at the ensuing Annual General Meeting of the shareholders. We expect a dividend payout (including dividend tax) of approximately 2,974 million.

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

On April 20, 2016, we announced our intention to conduct a buyback of equity shares through a tender offer (the “Tender Offer”) in order to return surplus funds to the equity shareholders. Under the Tender Offer, we will buy back up to 40 million shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the company on a proportionate basis. The buyback price will be 625 (US $ 9.43) per equity share payable in cash for an aggregate amount not exceeding 25,000 million (US $ 377 million).

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

As of March 31, 2016, we had 2,470,713,290 issued and outstanding equity shares. As of March 31, 2016, there were approximately 16,120 record holders of ADRs evidencing 48,661,452 equivalent ADSs equity shares. As of March 31, 2016, there were 227,368 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High ( )	Low ( )	High (US$)	Low (US$)	High ( )	Low ( )	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2016	635.70	508.90	9.60	7.68	636.45	507.90	9.61	7.67	13.48	10.65
2015	676.90	475.35	10.22	7.18	677.60	474.70	10.23	7.17	14.18	10.86
2014	610.50	315.30	9.22	4.76	611.00	314.85	9.22	4.75	14.26	6.91
2013	455.80	325.60	6.88	4.91	456.00	295.00	6.88	4.45	11.08	7.56
2012	490.15	310.20	7.40	4.68	490.00	310.50	7.40	4.69	15.39	8.63

Quarter ended
March 31, 2016	573.25	508.90	8.65	7.68	573.90	507.90	8.66	7.67	12.71	10.65
December 31, 2015	613.00	542.85	9.25	8.19	613.30	542.25	9.26	8.18	12.84	11.50
September 30, 2015	604.70	529.55	9.13	7.99	604.90	528.30	9.13	7.97	12.91	10.81
June 30, 2015	635.70	512.55	9.60	7.74	636.45	512.50	9.61	7.74	13.48	11.37
March 31, 2015	676.90	539.15	10.22	8.14	677.60	538.35	10.23	8.13	14.18	10.88
December 31, 2014	621.50	524.85	9.38	7.92	621.90	524.85	9.39	7.92	13.17	11.05
September 30, 2014	599.20	528.00	9.04	7.97	599.00	530.00	9.04	8.00	12.48	11.24
June 30, 2014	595.00	475.35	8.98	7.18	594.70	474.70	8.98	7.17	13.90	10.86

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High ( )	Low ( )	High (US$)	Low (US$)	High ( )	Low ( )	High (US$)	Low (US$)	High (US$)	Low (US$)

Month ended
April 30, 2016	606.75	542.10	9.16	8.18	607.00	542.20	9.16	8.18	13.08	12.01
March 31, 2016	567.00	522.50	8.56	7.89	570.00	523.45	8.60	7.90	12.71	11.31
February 29, 2016	573.25	508.90	8.65	7.68	573.90	507.90	8.66	7.67	11.93	10.65
January 31, 2016	564.00	531.00	8.51	8.02	565.70	530.75	8.54	8.01	11.72	10.86
December 31, 2015	587.00	549.00	8.86	8.29	587.45	548.50	8.87	8.28	12.57	11.50
November 30, 2015	579.25	542.85	8.74	8.19	579.65	542.25	8.75	8.18	12.57	11.55

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = 66.25 as of March 31, 2016.

Source: www.bseindia.com for BSE data, www.nseindia.com for NSE data and www.nyse.com for NYSE data.

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the BSE, NSE, and our ADSs began trading in the U.S. on the NYSE on October 19, 2000.

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

Listing

The SEBI has promulgated Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2016 was approximately US$ 1.40 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. The NSE has approximately 1,416 members.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2016, was approximately US$ 1.43 trillion. The BSE began allowing online trading in May 1995. The BSE has approximately 1,437 trading members. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company is subject to the Indian Companies Act, 2013 (“Companies Act, 2013”), which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”) effective April 1, 2014. Since the Companies Act, 2013 replaces the Companies Act, 1956, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the Ministry of Corporate Affairs, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013. In May 2015 the Companies (Amendment) Act, 2015 was legislated amending certain provisions of Companies Act, 2013. Further, in February, 2016, the Companies (Amendment) Bill, 2016 has been proposed to amend certain provision of the Companies Act, 2013.

Share Capital

Our Authorized Share Capital as of March 31, 2016 is 6,100,000,000/- (Rupees Six Hundred and Ten Crore Only) divided into 2,917,500,000 (two hundred and ninety one crores seventy five lakhs) Equity Shares of 2 (Rupees two only) each, 25,000,000 (Two Crore Fifty lakhs) preference shares of 10 (Rupees ten only) each and 150,000 (One lakh Fifty Thousand) 10% optionally convertible Cumulative Preference shares of 100 each.

As of March 31, 2016, 2,470,713,290 (two hundred and forty seven crores seven lakhs thirteen thousand and two hundred ninety) Equity Shares, par value 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Karnataka, Bangalore, India, as Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association included as an exhibit to this Form 20-F filed with the Securities and Exchange Commission on May 26, 2015.

Our Articles of Association were amended in July 2014 to comply with certain sections of the Companies Act, 2013 that govern companies limited by shares.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2016, we had eleven directors. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. Our Articles of Association provide that at least two-thirds of the directors, not including the independent directors, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors may be fixed by the Board Governance, Nomination and Compensation Committee of the Board of Directors and approved by our Board of Directors in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the Government of India.

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

Effective March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bangalore. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business as of the date of demerger.

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

Description of Equity Shares

Dividends

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. An interim dividend is to be paid to the shareholders within 30 days from date of declaration by the Board of Directors. Under the Companies Act, 2013, read with the Listing Regulations, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to the SEBI guidelines.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares.

Preemptive Rights, Issue of Additional Shares and Distribution of Rights

The Companies Act, 2013 gives equity shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders, and the right to renounce such subscription right in favor of any other person. Holders of ADSs may not be permitted to participate in any such offer.

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

Under the Companies Act, 2013, the Articles of Association may be altered only by way of a special resolution. We amended our Articles of Association with the approval of the shareholders at the Annual General Meeting held in July 2014 to comply with the Companies Act, 2013 and the Rules thereunder.

Meeting of Shareholders

We must convene an Annual General Meeting of the Shareholders within six months after the end of each fiscal year or within 15 months of the previous Annual General Meeting, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the Shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the Annual General Meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The Annual General Meeting of the Shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the Annual General Meeting of the Shareholders may be held at any other place if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an Annual General Meeting of the Shareholders is the presence of at least thirty shareholders in person.

Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. The Companies Act, 2013 and the Listing Regulations provides for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them.

Audit and Annual Report

At least twenty one days before the Annual General Meeting of the Shareholders (excluding the days of mailing and date of the meeting), we are required to distribute to our shareholders audited financial statements including a consolidated financial statement and the related reports of our Board of Directors and the Auditors, together with a notice convening the Annual General Meeting. The SEBI permits distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements. Under the Companies Act, 2013, a company must file its financial statement including the balance sheet and annual statement of profit and loss account and consolidated financial statement presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the annual general meeting. As required under the Companies Act, 2013, an extract of the Annual Return for the financial year end, will be included in our Board of Directors report.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buybacks. The Companies Act, 2013 and Listing Regulations require us to give at least seven days’ prior notice to the stock exchanges before such record date. The Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

The equity shares of a public company are freely transferable, subject only to the provisions of Sections 56 and 58 of the Companies Act, 2013. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Sections 56 and 58 of the Companies Act, 2013, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal.

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Indian Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws in force at the time, the NCLT may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. Under the Companies Act, 2013 unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act, 2013 and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Hyderabad, India.

Company Acquisition of Equity Shares (Buyback of Equity Shares)

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

Takeover Code and Listing Regulations

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of more than 5% and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser is required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

Upon the acquisition of 25% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 26% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to the acquisition of ADS having voting rights. The acquisition of ADS having voting rights, irrespective of conversion into underlying equity shares, is subject to disclosures, acquisition trigger and the reporting requirements under the Takeover Code.

A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.

SEBI (Listing Obligation and Disclosure Requirements), 2015

SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) were notified on September 2, 2015 to replace the listing agreement and was implemented from December 1, 2015. The Listing Regulations consolidates and streamlines the provisions of existing listing agreements for different segments of the capital markets (i.e., equity, non-Convertible Debt Securities, Non-Convertible Redeemable Preference Shares, Indian Depository Receipts and Securitized Debt Instruments and Units issued by Mutual Fund Schemes). Key features of the regulations include:

•

A framework has been prescribed for disclosure of material events and information by listed entities to the Indian stock exchanges. Certain events mentioned in the regulations are deemed material and are required to be mandatorily disclosed along with the prescribed details. Certain events are to be disclosed based on application of the guidelines for materiality as prescribed. The Board of Directors is required to frame a policy for determination of materiality and disclose the same on the website of the company.

•

Entities will be required to frame policies on preservation of documents, determination of material subsidiaries, risk management, code of conduct, remuneration of the directors, key managerial personnel and other employees, board diversity, materiality of related party transactions and dealing with related party transactions and criteria for evaluation of directors.

•	Existing listed entities will be required to sign the shortened version of the listing agreement with stock exchanges within six months of the notification of the regulations.

Wherever necessary, the provisions of the Listing Regulations have been aligned with those in the Companies Act, 2013. The Company has formulated disclosure policy, policy for preservation of documents, archival policy and related party transaction policy as per the requirement of the Listing Regulations.

SEBI (Prohibition of Insider Trading) Regulations, 2015

The SEBI (Prohibition of Insider Trading) Regulations, 2015 were announced on January 15, 2015 (the “Insider Trading Regulations”) to replace SEBI (Prohibition of Insider Trading) Regulations, 1992 and became effective on May 15, 2015. Key changes under the Regulations include:

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

•

Widening the definition of “trading” to include “dealing,” “subscribing” and “pledging” when in possession of UPSI. However, exercise of stock options/RSUs by employees is excluded from this definition.

•	Widening the disclosure obligations of trading by Insiders to include all employees (and their immediate relatives) for trading in excess of 10 lakhs of securities in a calendar quarter.

•	Requiring Insiders to exchange UPSI only on need-to-know basis.

•	Prohibiting the procurement of UPSI except for legitimate purposes, performance of duties or discharge of legal obligations.

•	Creating a Trading Plan option for persons who may be perpetually in possession of UPSI.

•	Changing the re-opening of the trading window for Insiders from 24 to 48 hours after information becoming generally available to public.

Under the Insider Trading Regulations, the Company has formulated a framework and policy for fair disclosure of events and occurrences that could impact price discovery in the market for its securities. This policy is framed on principles such as equality of access to information, publication of policies such as those on dividends, inorganic growth pursuits, calls on meetings with analysts, publication of transcripts of such calls and meetings.

Corporate Social Responsibility

The Companies Act, 2013, read with Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement is effective April 1, 2014. We are complying with this requirement and a detailed report on CSR for fiscal year 2016 will be included in the Annual Report of the Company for fiscal year 2016 to be filed in India. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall.

Related Party Transactions

As per the Companies Act, 2013, approval of the Central Government for certain related party transactions above the prescribed limit for certain class of companies is no longer required. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 effective from May 25, 2015 provides that the Audit Committee can approve the Related party Transactions on an omnibus basis for the Financial Year. Prior approval of shareholders by way of an Ordinary Resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. Further, no prior approval of shareholders is required for transactions entered into between a holding and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting for approval. Disclosure of related party transactions is required to be included in the Director’s Report along with justification for entering in to such contracts and arrangements.

Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014 as notified from December 14, 2015 provides that the Audit Committee shall consider the following while approving the Related Party Transactions-

•	Criteria and factors for granting the omnibus approval;

•	Need for omnibus approval for transactions of repetitive nature and interest of the company;

•	Contents of omnibus approval;

•	Validity of omnibus approval;

•	Transactions for which omnibus approval can’t be granted;

•	Duration of the transactions; and

•	Transactions are in the ordinary course of business and are on arm’s length price.

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

Approval requirements for related party transactions under the Listing Regulations are described in section on SEBI (Listing Obligation and Disclosure Requirements), 2015.

The abridged policy on related party transactions, as amended, is available on the website of the Company.

Material Contracts

We are a party to various employment arrangements with our executive directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a further description of the employment arrangements and indemnification agreements that we have entered into with our directors and executive officers.

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act (“FEMA”) 1999 and are subject to the regulations issued by the Reserve Bank of India (“RBI”) from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non-Resident Indian (“NRI”), to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs. A person resident outside India can transfer shares or convertible debentures to a person resident in India by way of gift. A person resident outside India can sell the shares and convertible debentures of an Indian company on a recognized Stock Exchange in India through a registered stock broker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required.

With effect from May 26, 2015, the limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI, has been increased to US$250,000 from US$ 125,000, per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds. Moreover, the Government of India recently relaxed the thresholds for approval of FIPB for total foreign equity inflow and such approval will be required only for such inflow of .. 50,000 million and above. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

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

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (“NRI”) or a Person of Indian Origin (“PIO”) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Investment by NRIs on non –repatriation basis will be deemed to be domestic investment at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the Foreign Direct Investment (FDI) Policy. The RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

NRIs are permitted to make investments through a stock exchange, or Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to the overall ceiling of 24% of the paid up value of the shares issued by the company.

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

Investment by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (“FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“FPI”). FPI Regulations restricts purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total issued capital of the company. Investment by FPIs shall also be subject to such other conditions and restrictions as may be specified by the Government of India, from time to time. Further to the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014, to recognise a portfolio investor registered under the FPI Regulations as ‘Registered Foreign Portfolio Investor (RFPI)’. The individual and aggregate investment limits for the RFPIs shall be below 10% and 24% respectively of the total paid-up equity capital and such investments shall also be within such overall sectoral caps prescribed under the foreign direct investment policy. The aggregate limit of 24% may be increased up to the sectoral cap/statutory ceiling, as applicable, by the Indian company concerned by passing a resolution by its Board of Directors followed by passing of a special resolution to that effect by its shareholders.

Overseas Investment

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provided that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding US $ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements.

Taxation

The following summary is based on the law and practice of the Indian Income Tax Act, 1961, (Income Tax Act), including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

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

A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income Tax Act. However, the Finance Act, 2015 has amended and broadened the definition of resident company, to include companies with place of effective management in India (POEM) during the year. This amended definition is effective April 1, 2016.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the Company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 17.65% on the amount actually distributed as dividends to shareholders. The surcharge on DDT for domestic companies is 12% in addition to an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 20.358%. Additionally, effective June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. The Finance Act, 2012, with a view to remove the cascading effect in a multi-tier corporate structure, has amended the Income Tax Act specifying that the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary. The Finance Act, 2013 has amended the Finance Act, 2012 to specify that the 15% tax paid on dividends received from a foreign subsidiary is available for set-off against the DDT payable by a domestic company. The Finance Act, 2016 levies an additional tax at the rate of 10% in the hands of non-corporate resident assesses having a dividend income in excess of  1 million per annum.

Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to tax under the Income Tax Act.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident and resident holders in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, 1961, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•

Long-term capital gains realized by a resident holder from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer u/s 115AD of the Income Tax Act, 1961 will be taxed at graduated rates with a maximum of 30%.

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

•	In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% is levied as follows:

Category of person	Surcharge rates for FY 2014-15	Surcharge Rates for FY 2015-16

Resident other than company	10%, if total income > 10 million	12%, if total income > 10 million*

Resident company	5%, if total income > 10 million and < 100 million	7%, if total income > 10 million and < 100 million
	10%, if total income > 100 million	12%, if total income > 100 million

Non Resident other than company	10%, if total income > 10 million	12%, if total income > 10 million*

Foreign company	2%, if total income > 10 million and < 100 million	2%, if total income > 10 million and < 100 million
	5%, if total income > 100 million	5%, if total income > 100 million

*	Note: The Finance Act, 2016 has proposed to increase the surcharge for residents/ non-residents other than a Company by 3% over the rate mentioned in the above table (i.e. from 12% to 15%).

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

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee with a maximum of 34.615% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

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

Capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied as set forth on the table below and an additional surcharge called “education cess” of 3% in addition to the above tax and surcharge will be levied.(Refer table above for surcharge rates).

As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax (STT): The Finance Act, 2004 had introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2013 has reduced the rate of STT as follows:

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

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act.

Short Term Capital Gain (STCG) (holding period less than or equal to 12 months) arising from buy back of listed equity shares (subjected to STT) would be subject to tax @ 15% under section 111A of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder)

Long Term Capital Gain (LTCG) (holding period more than 12 months) arising from buy back of listed equity shares (subjected to STT) would be exempt under section 10(38) of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder)

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant country in which the shareholder is resident but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

If the shares are held as stock-in-trade by any of the shareholders of the Company, then the gains would be characterized as business income and taxable under the head “Profits and Gains from Business or Profession. In such a case, the provisions of section 46A of the Income Tax Act will not apply.

Resident Shareholders:

a)	For individuals, Hindu Undivided family (HUF) Associate Of Person (AOP), Body Of Individual (BOI), profits would be taxable at slab rates.

b)	For persons other than stated in (a) above, profits would be taxable @ 30%.

No benefit of indexation by virtue of period of holding would be available in any case.

Non Resident Shareholders:

a)

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

b)	Where DTAA provisions are not applicable:

•	For non-resident individuals, HUF, AOP, BOI, profits would be taxable at slab rates

•	For foreign companies, profits would be taxed in India @ 40%

•	For other non-resident shareholders, such as foreign firms, profits would be taxed in India

@ 30%.

In addition to the above, Surcharge, Education Cess and Secondary and Higher Education Cess are leviable (Please refer to surcharge table given above under Taxation of capital gains clause).

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

Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue. The Finance Act, 2015 has abolished Wealth Tax w.e.f. Fiscal Year 2015-16.

Gift Tax and Estate Duty. The Indian gift tax was abolished as of October 1998. The Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, a sum of money exceeding 25,000 (approx. US$561), received by an individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate 50,000 in a fiscal year. The Finance Act, 2009 has inserted a new section 56(vii) with effect from October 1, 2009 to tax at a maximum rate of 30%, any sum of money or any immovable property received by an individual or HUF without consideration exceeding 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

General Anti Avoidance Rule (GAAR): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of sections 95 to 102, on April, 1 2014. The provision of GAAR is still not effective, in the budget speech 2016, Finance Minister has committed to implement GAAR effective from April, 1 2017. If any transaction is arranged to obtain a tax benefit & it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as impermissible avoidance arrangements or an arrangement with lack of commercial substance, the tax authorities after hearing to the tax payer and after obtaining due approvals from higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under GAAR provisions are as under:

a)	disregarding, combining or recharacterising any step in, or a part or whole
b)	treating the arrangement as if it had not been entered into or carried out;
c)	any equity may be treated as debt or vice versa,
d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,
e)	any expenditure, deduction, relief or rebate may be re-characterised.

Minimum Alternative tax (MAT): The Income Tax Act, 1961 (Act) introduced the provisions of MAT with effect from April,1 2001, which require corporate assesses to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, provision towards any diminution in the value of assets, appropriations etc. From April 2005 till March 2012 any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April, 1 2012, onwards even income arising out of any business carried on in a Special Economic Zone as a developer or unit is also subject to MAT. The effective rate of MAT is 21.34%. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Act, for the following ten years as MAT credit.

Income computation and disclosure standards (ICDS): Central Board of Direct Taxes (CBDT) notified ten ICDS applicable from FY 2015-16. These standards are to be adopted for computation of taxable income from business or profession or income from other sources under Income Tax Act 1961. These ICDS do not have any significant impact on the tax expense reported in the consolidated financial statements. The CBDT is proposing to notify certain more ICDS during FY 2016-17.

Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 14.50%.

-	The Finance Act, 2012 had increased the rate of service tax from 10.30% to 12.36%.

-	The Finance Act, 2015 had increased the rate of service tax w.e.f 01st June 2015 from 12.36% to 14%.

-

Further vide notification during November 2015 the service tax rate of 14% was increased by additional Swatch Bharat Cess of 0.5%, accordingly the rate of service tax was 14.50% w.e.f 14th November 2015.

-	Now the Finance Act, 2016 introduced an additional cess, namely, Krishi Kalyan cess of 0.5% with effect from June 1, 2016, accordingly the effective service tax rate would be 15%.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2016. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

( in millions, except share data and where otherwise stated)

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

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in U.S. Dollars, United Kingdom Pound Sterling, Euros, Australian Dollars and Canadian Dollars while a large portion of our costs are in Indian Rupees. The exchange rates between the rupee and these currencies have fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect our results of operations.

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

As of March 31, 2016, a 1 increase/decrease in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in approximately 1,398 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. To manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2016, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2016, additional net annual interest expense on our floating rate borrowing would amount to approximately 1,102.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2015 and 2016, respectively and revenues for the year ended March 31, 2014, 2015 and 2016, respectively. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. As of March 31, 2016, our cash and cash equivalents are held with major banks and financial institutions. Please refer “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

Item 12.D.4. Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2016, there were no contributions received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2016, our principal Chief Executive Officer and principal Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal Chief Executive Officer and principal Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal Chief Executive Officer and principal Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2016. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2016.

Our independent registered public accounting firm, KPMG, India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited’s (“the Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016 and our report dated May 26, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Bangalore, India

May 26, 2016

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

Members of the committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayanan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Our Board has also determined that Mr.  Narayanan Vaghul is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

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

	Year ended March 31,
	2015	2016
	(in millions)
Audit fees	88	69
Tax fees	68	68
All other fees	6	15

Total	162	152

Audit services: comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, audits of interim financial statements and other audit/ attestation services.

Tax services: comprise fees for tax compliance, tax assessment and tax planning services rendered. These services include assistance with research and development tax incentives in certain foreign jurisdictions, corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

Other services: comprise fees for ISAE 3402 examination, assessment and certification of CMMi and other workshops rendered.

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

Item 16 F. Changes in Registrant’s Certifying Accountant

None.

Item 16 G. Corporate Governance

Because our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing agreement and those as per the NYSE Listing requirements are as follows:

•

Listing Regulations with Indian stock exchanges require 50% of the Board of Directors to be independent directors if the Chairman of the Board is an executive director. In all other cases, it is 33.33%. On the other hand, NYSE listing requirements specify that a majority of the Board to must consist of independent directors.

•

Listing Regulations with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing specifies that all the members of the Audit Committee must be independent directors.

•	A Shareholders Grievance Committee (Stakeholders Relationship Committee) is mandatory under Listing Regulations with stock exchanges. This is not a requirement under NYSE Listing requirements.

•	Criteria for determining directors to be independent also differs between the two countries listing requirements.

•

Listing Regulations with Indian stock exchanges requires an evaluation of Board Committees and individual directors while NYSE listing requirements specify evaluation of the Board as a whole and the Board Committees.

The other key practices followed in the home country as per home country laws are disclosed elsewhere in this report.

Item 16 H. Mine Safety Disclosure

Not Applicable

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements.

Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and its subsidiaries (“the Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wipro Limited’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 26, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Bangalore, India

May 26, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

( in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2015	2016	2016
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
ASSETS
Goodwill	5	68,078	101,991	1,539
Intangible assets	5	7,931	15,841	239
Property, plant and equipment	4	54,206	64,952	980
Derivative assets	15	736	260	4
Available for sale investments	7	3,867	4,907	74
Deferred tax assets	17	2,945	3,800	57
Non-current tax assets		11,409	11,751	177
Other non-current assets	11	14,369	15,828	239

Total non-current assets		163,541	219,330	3,309

Inventories	9	4,849	5,390	81
Trade receivables	8	91,531	102,380	1,545
Other current assets	11	73,359	104,068	1,571
Unbilled revenues		42,338	48,273	729
Available for sale investments	7	53,908	132,944	2,007
Current tax assets		6,490	7,812	118
Derivative assets	15	5,077	5,675	86
Cash and cash equivalents	10	158,940	99,049	1,495

Total current assets		436,492	505,591	7,632

TOTAL ASSETS		600,033	724,921	10,941

EQUITY
Share capital		4,937	4,941	75
Share premium		14,031	14,642	221
Retained earnings		372,248	425,735	6,426
Share based payment reserve		1,312	2,229	34
Other components of equity		15,454	18,531	280

Equity attributable to the equity holders of the Company		407,982	466,078	7,036
Non-controlling interest		1,646	2,224	34

Total equity		409,628	468,302	7,070

LIABILITIES
Loans and borrowings	12	12,707	17,361	262
Derivative liabilities	15	71	119	2
Deferred tax liabilities	17	3,240	5,108	77
Non-current tax liabilities		6,695	8,231	124
Other non-current liabilities	14	3,658	7,225	109
Provisions	14	5	14	—

Total non-current liabilities		26,376	38,058	574

Loans and borrowings and bank overdrafts	12	66,206	107,860	1,628
Trade payables and accrued expenses	13	58,745	68,187	1,027
Unearned revenues		16,549	18,076	273
Current tax liabilities		8,036	7,015	106
Derivative liabilities	15	753	2,340	35
Other current liabilities	14	12,223	13,821	209
Provisions	14	1,517	1,262	19

Total current liabilities		164,029	218,561	3,297

TOTAL LIABILITIES		190,405	256,619	3,871

TOTAL EQUITY AND LIABILITIES		600,033	724,921	10,941

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2014	2015	2016	2016
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Revenues	20	434,269	469,545	512,440	7,735
Cost of revenues	21	(295,488)	(321,284)	(356,724)	(5,385)

Gross profit		138,781	148,261	155,716	2,350

Selling and marketing expenses	21	(29,248)	(30,625)	(34,097)	(515)
General and administrative expenses	21	(23,538)	(25,850)	(28,465)	(430)
Foreign exchange gains, net		3,359	3,637	3,867	58

Results from operating activities		89,354	95,423	97,021	1,463

Finance expense	22	(2,891)	(3,599)	(5,582)	(84)
Finance and other income	23	14,542	19,859	23,280	353

Profit before tax		101,005	111,683	114,719	1,732

Income tax expense	17	(22,600)	(24,624)	(25,305)	(382)

Profit for the year		78,405	87,059	89,414	1,350

Profit attributable to:
Equity holders of the Company		77,967	86,528	88,922	1,343
Non-controlling interest		438	531	492	7

Profit for the year		78,405	87,059	89,414	1,350

Earnings per equity share:	24
Basic		31.76	35.25	36.20	0.55
Diluted		31.66	35.13	36.12	0.54
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,454,745,434	2,454,681,650	2,456,559,400	2,456,559,400
Diluted		2,462,626,739	2,462,579,161	2,461,689,908	2,461,689,908

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

( in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2014	2015	2016	2016
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Profit for the year		78,405	87,059	89,414	1,350
Other comprehensive income
Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial gains/(losses)		(190)	(64)	(788)	(12)

		(190)	(64)	(788)	(12)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences:
Translation difference relating to foreign operations	16	7,306	799	5,766	87
Net change in fair value of hedges of net investment in foreign operations	16	(2,600)	390	(813)	(12)
Net change in fair value of cash flow hedges	15,17	(990)	3,051	(1,640)	(25)
Net change in fair value of available for sale investments	7,17	(112)	856	638	10

		3,604	5,096	3,951	60

Total other comprehensive income, net of taxes		3,414	5,032	3,163	48

Total comprehensive income for the year		81,819	92,091	92,577	1,398

Attributable to:
Equity holders of the Company		81,265	91,510	91,999	1,389
Non-controlling interest		554	581	578	9

		81,819	92,091	92,577	1,398

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2013	2,462,934,730	4,926	11,760	259,178	1,316	5,470	1,489	215	(542)	283,812	1,171	284,983
Total comprehensive income for the year
Profit for the year	—	—	—	77,967	—	—	—	—	—	77,967	438	78,405
Other comprehensive income	—	—	—	—	—	4,590	(990)	(302)	—	3,298	116	3,414

Total comprehensive income for the year	—	—	—	77,967	—	4,590	(990)	(302)	—	81,265	554	81,819

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(22,935)	—	—	—	—	—	(22,935)	(338)	(23,273)
Issue of equity shares on exercise of options	3,382,543	6	904	—	(904)	—	—	—	—	6	—	6
Compensation cost related to employee share based payment	—	—	—	(96)	609	—	—	—	—	513	—	513
Effect of demerger of diversified business (note 1)	—	—	—	838	—	—	—	—	—	838	—	838

Total transactions with owners of the Company	3,382,543	6	904	(22,193)	(295)	—	—	—	—	(21,578)	(338)	(21,916)

As at March 31, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886
Total comprehensive income for the year
Profit for the year	—	—	—	86,528	—	—	—	—	—	86,528	531	87,059
Other comprehensive income	—	—	—	—	—	1,189	3,051	742	—	4,982	50	5,032

Total comprehensive income for the year	—	—	—	86,528	—	1,189	3,051	742	—	91,510	581	92,091

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(29,168)	—	—	—	—	—	(29,168)	(322)	(29,490)
Issue of equity shares on exercise of options	2,725,765	5	909	—	(909)	—	—	—	—	5	—	5
Compensation cost related to employee share based payment	—	—	—	(64)	1,200	—	—	—	—	1,136	—	1,136
Sale of treasury shares, gain	—	—	458	—	—	—	—	—	542	1,000	—	1,000

Total transactions with owners of the Company	2,725,765	5	1,367	(29,232)	291	—	—	—	542	(27,027)	(322)	(27,349)

As at March 31, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled Trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628
Total comprehensive income for the year
Profit for the year	—	—	—	88,922	—	—	—	—	—	88,922	492	89,414
Other comprehensive income	—	—	—	—	—	4,867	(1,640)	(150)	—	3,077	86	3,163

Total comprehensive income for the year	—	—	—	88,922	—	4,867	(1,640)	(150)	—	91,999	578	92,577

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(35,494)	—	—	—	—	—	(35,494)	—	(35,494)
Issue of equity shares on exercise of options	1,670,252	4	611	—	(611)	—	—	—	—	4	—	4
Compensation cost related to employee share based payment	—	—	—	59	1,528	—	—	—	—	1,587	—	1,587
Total transactions with owners of the Company	1,670,252	4	611	(35,435)	917	—	—	—	—	(33,903)	—	(33,903)

As at March 31, 2016	2,470,713,290	4,941	14,642	425,735	2,229	16,116	1,910	505	—	466,078	2,224	468,302

Convenience translation into U.S.$ in million (Unaudited) Refer note 2 (iii)		75	221	6,426	34	243	29	8	—	7,036	34	7,070

*	Includes 16,640,212, 14,829,824 and 14,829,824 treasury shares held as of March 31, 2014, 2015 and 2016 respectively by a controlled trust.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

( in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2014	2015	2016	2016
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Cash flows from operating activities:
Profit for the year	78,405	87,059	89,414	1,351
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment and intangible assets, net	(55)	6	(55)	(1)
Depreciation and amortization	11,106	12,823	14,967	226
Exchange loss, net	1,054	3,946	2,664	40
Gain on sale of investments, net	(1,697)	(3,948)	(2,646)	(40)
Share based compensation expense	513	1,138	1,534	23
Income tax expense	22,600	24,624	25,305	382
Dividend and interest (income)/ expense, net	(11,977)	(15,143)	(19,224)	(290)
Changes in operating assets and liabilities:
Trade receivables	(8,299)	(5,929)	(5,478)	(83)
Unbilled revenues	(7,346)	(3,004)	(5,329)	(80)
Inventories	970	(2,556)	(541)	(8)
Other assets	(8,902)	(3,742)	(768)	(12)
Trade payables, accrued expenses, other liabilities and provisions	10,877	3,469	4,683	71
Unearned revenues	2,420	3,784	1,282	19

Cash generated from operating activities before taxes	89,669	102,527	105,808	1,598
Income taxes paid, net	(21,772)	(24,265)	(26,935)	(407)

Net cash generated from operating activities	67,897	78,262	78,873	1,191

Cash flows from investing activities:
Expenditure on property, plant and equipment	(8,913)	(12,661)	(13,951)	(211)
Proceeds from sale of property, plant and equipment	1,091	1,389	779	12
Purchase of available for sale investments	(465,801)	(551,282)	(867,069)	(13,088)
Proceeds from sale of available for sale investments	473,553	561,582	793,697	11,980
Impact of investment hedging activities, net	(5,315)	—	266	4
Investment in inter-corporate deposits	(13,905)	(39,200)	(67,889)	(1,025)
Refund of inter-corporate deposits	10,865	13,500	36,950	558
Payment of deferred consideration in respect of business acquisition	—	(243)	—	—
Cash transferred pursuant to demerger	(3,093)	—	—	—
Payment for business acquisitions including deposit in escrow, net of cash acquired	(2,985)	(11,331)	(39,373)	(594)
Interest received	11,375	12,206	18,368	277
Dividend received	354	224	66	1

Net cash (used) in investing activities	(2,774)	(25,816)	(138,156)	(2,086)

Cash flows from financing activities:
Proceeds from issuance of equity shares	6	5	4	—
Repayment of loans and borrowings	(117,550)	(98,419)	(137,298)	(2,072)
Proceeds from loans and borrowings	106,782	119,300	172,549	2,605
Proceeds from sale of treasury shares	—	1,000	—	—
Interest paid on loans and borrowings	(937)	(919)	(1,348)	(20)
Payment of cash dividend (including dividend tax thereon)	(23,273)	(29,490)	(35,494)	(536)

Net cash (used) in financing activities	(34,972)	(8,523)	(1,587)	(23)

Net increase/(decrease) in cash and cash equivalents during the year	30,151	43,923	(60,870)	(918)
Effect of exchange rate changes on cash and cash equivalents	(69)	589	549	8
Cash and cash equivalents at the beginning of the year	84,119	114,201	158,713	2,396

Cash and cash equivalents at the end of the year (note 10)	114,201	158,713	98,392	1,486

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

( in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Effective as of March 31, 2013, the Group completed the demerger of its consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises (P) Limited (formerly Wipro Enterprises Limited), a company incorporated under the laws of India.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by the Audit Committee on May 26, 2016.

2. Basis of preparation of consolidated financial statements

(i) Statement of compliance and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.

All amounts included in the consolidated financial statements are reported in millions of Indian rupees ( in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Available-for-sale financial assets;

c.	The defined benefit asset/(liability) is recognised as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2016, have been translated into United States dollars at the certified foreign exchange rate of US$1 = 66.25 as published by Federal Reserve Board of Governors on March 31, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

a)

Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

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

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans: The cost of the defined benefit plans and the present value of the defined benefit obligation are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Other estimates: The Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

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

Non-controlling interest

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

(ii) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, the national currency of India, which is the functional currency of the Company.

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Gains/(losses) relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as available for sale are included in other comprehensive income, net of taxes.

b) Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed off, the relevant amount recognized in FCTR is transferred to the statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

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

Non derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

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

B. Available-for-sale financial assets

The Company has classified investments in liquid mutual funds, equity securities and certain debt securities (primarily certificate of deposits with banks) as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity, net of taxes. The impairment losses, if any, are reclassified from equity into statement of income. When an available for sale financial asset is derecognized, the related cumulative gain or loss recognised in equity is transferred to the statement of income.

C. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. Loans and receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

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

C. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains, net within results from operating activities.

Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

(v) Equity and share capital

a) Share capital and share premium

The authorized share capital of the Company as of March 31, 2015 and 2016 is 6,100 divided into 2,917,500,000 equity shares of 2 each, 25,000,000 preference shares of 10 each and 150,000 10% optionally convertible cumulative preference shares of 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 16,640,212, 14,829,824 and 14,829,824 treasury shares as of March 31, 2014, 2015 and 2016, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. A portion of these earnings amounting to  1,139 is not freely available for distribution.

d) Share based payment reserve

The share based payment reserve is used to record the value of equity-settled share based payment transactions with employees. The amounts recorded in share based payment reserve are transferred to share premium upon exercise of stock options and restricted stock unit options by employees.

e) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income (net of taxes), and presented within equity as cash flow hedging reserve.

f) Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

g) Other reserves

Changes in the fair value of available for sale financial assets, other than impairment loss, is recognized in other comprehensive income (net of taxes), and presented within equity in other reserves.

h) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

(vi) Property, plant and equipment

a) Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalized as part of the cost.

b) Depreciation

The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortized over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets are reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows:

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

The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and is included in selling and marketing expenses in the consolidated statements of income.

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	5 to 10 years
Marketing related intangibles	3 to 10 years

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

a) Arrangements where the Company is the lessee

Leases of property, plant and equipment, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are recognized in the statement of income on a straight-line basis over the lease term.

b) Arrangements where the Company is the lessor

In certain arrangements, the Company recognizes revenue from the sale of products given under finance leases. The Company records gross finance receivables, unearned income and the estimated residual value of the leased equipment on consummation of such leases. Unearned income represents the excess of the gross finance lease receivable plus the estimated residual value over the sales price of the equipment. The Company recognizes unearned income as finance income over the lease term using the effective interest method.

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

A. Loans and receivables

Impairment losses on trade and other receivables are recognized using separate allowance accounts. Refer Note 2 (iv) (g) for further information regarding the determination of impairment.

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

The Company has the following employee benefit plans:

A. Provident fund

Employees receive benefits from a provident fund, which is a defined benefit plan. The employer and employees each make periodic contributions to the plan. A portion of the contribution is made to the approved provident fund trust managed by the Company while the remainder of the contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return.

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

b) Products

Revenue from products are recognized when the significant risks and rewards of ownership have been transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

(xv) Finance expenses

Finance expenses comprise interest cost on borrowings, impairment losses recognized on financial assets, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.

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

a) Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amount are those that are enacted or substantively enacted as at the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

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

New Accounting standards adopted by the Company:

The Company has, with effect from April 1, 2015, adopted the Amendments to IAS 19 Employee Benefits – clarifications on assessment of existence of deep market based on currency instead of geography. The adoption of this amendment did not have any material impact on the consolidated financial statements of the Company.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after 1 April 2015, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The Company has elected to early adopt IFRS 9 effective April 1, 2016. The Company does not expect a significant impact on its balance sheet or equity on applying the classification, measurement and presentation requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. The Company believes that all existing hedge relationships that are currently designated as effective hedging relationships will still qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the Company does not expect a significant impact as a result of applying IFRS 9.

IFRS 15 – Revenue from Contracts with Customers.

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s consolidated financial statements.

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Cost:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	(2)	50	122	(120)	(22)	28
Additions/adjustments	—	446	11,978	873	36	13,333
Acquisition through business combinations	—	89	871	120	1	1,081
Disposals / adjustments	—	(132)	(5,687)	(522)	(151)	(6,492)

As at March 31, 2015	3,685	24,515	79,594	12,698	830	121,322

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	36	243	(71)	2	210
Depreciation	—	755	9,220	1,430	12	11,417
Disposals / adjustments	—	(93)	(5,149)	(258)	(149)	(5,649)

As at March 31, 2015	—	4,513	56,629	10,636	809	72,587

Capital work-in-progress						5,471

Net carrying value as at March 31, 2015						54,206

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Cost:
As at April 1, 2015	3,685	24,515	79,594	12,698	830	121,322
Translation adjustment	10	209	1,720	79	(1)	2,017
Additions/adjustments	—	1,799	15,424	1,791	62	19,076
Acquisition through business combinations	—	105	4,462	162	34	4,763
Disposals / adjustments	—	(539)	(1,620)	(615)	(336)	(3,110)

As at March 31, 2016	3,695	26,089	99,580	14,115	589	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	—	4,513	56,629	10,636	809	72,587
Translation adjustment	—	73	1,113	80	—	1,266
Depreciation	—	861	11,381	1,094	19	13,355
Disposals / adjustments	—	(103)	(962)	(492)	(324)	(1,881)

As at March 31, 2016	—	5,344	68,161	11,318	504	85,327

Capital work-in-progress						6,211

Net carrying value as at March 31, 2016						64,952

*	Including net carrying value of computer equipment and software amounting to 12,682 and 20,365 as at March 31, 2015 and 2016, respectively.

Interest capitalized by the Company was  105 and  73 for the year ended March 31, 2015 and 2016, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2015 and 2016 are 8.18% and 4.8%, respectively.

5. Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2015	2016
Balance at the beginning of the year	63,422	68,078
Translation adjustment	1,098	3,421
Acquisition through business combinations, net	3,558	30,492

Balance at the end of the year	68,078	101,991

Acquisition through business combinations for the year ended March 31, 2016, includes goodwill recognized on the acquisitions of Designit AS, Cellent AG and HPH Holdings Corp. (“HealthPlan Services”). Also refer note 6 to the consolidated financial statements.

The Company is organized by two operating segments: IT Services and IT Products.

Goodwill as at March 31, 2015 and 2016 has been allocated to the following operating segments:

Segments	As at March 31,
	2015	2016
IT Services	67,394	101,991
IT Products	684	—

Total	68,078	101,991

Effective April 1, 2015, the carrying value of goodwill allocated to the CGU within IT Products segment has been reallocated to the Global Media and Telecom (GMT) CGU within IT Services segment, in line with a change in method of evaluating the underlying asset’s performance.

For the purpose of impairment testing, goodwill relating to IT Services segment has been allocated to the CGUs as follows:

CGUs	As at March 31,
	2015	2016
Banking Financial Services and Insurance (BFSI)	14,015	15,639
Healthcare and Life Sciences (HLS)	14,080	38,096
Retail, Consumer, Transport and Government (RCTG)	9,426	10,712
Energy, Natural Resources and Utilities (ENU)	15,768	16,550
Manufacturing and High-Tech (MFG)	11,644	16,242
Global Media and Telecom (GMT)	2,461	4,752

Total	67,394	101,991

Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of such assets. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment.

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

For the year ended March 31, 2015, the carrying value of goodwill allocated to the CGU within IT Products segment is not significant. The recoverable value of this CGU was determined using value-in-use. The VIU is determined based on discounted cash flow projections. Key assumptions on which the Company had based its determination of VIU include estimated cash flows, terminal value and discount rates.

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The before tax discount rate is determined based on the value-in-use derived from the use of after tax assumptions.

Assumptions	Year ended March 31,
2015
Terminal value long-term growth rate	5%
After tax discount rate	16.5%
Before tax discount rate	24.9%

Based on the above, no impairment was identified as of March 31, 2015 and 2016 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2015 and 2016 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related	Marketing related	Total
Cost:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(1,015)	(95)	(1,110)
Acquisition through business combinations	8,228	—	8,228
Disposals/Adjustments	—	(100)	(100)

As at March 31, 2015	10,617	905	11,522

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(104)	(104)
Amortization and impairment	1,044	165	1,209
Disposals/Adjustments	—	(82)	(82)

As at March 31, 2015	2,936	655	3,591

Net carrying value as at March 31, 2015	7,681	250	7,931

	Intangible assets
	Customer related	Marketing related	Total
Cost:
As at April 1, 2015	10,617	905	11,522
Translation adjustment	292	120	412
Additions	—	189	189
Acquisition through business combinations	7,451	1,373	8,824

As at March 31, 2016	18,360	2,587	20,947

Accumulated amortization and impairment:
As at April 1, 2015	2,936	655	3,591
Translation adjustment	—	70	70
Amortization and impairment	1,228	217	1,445

As at March 31, 2016	4,164	942	5,106

Net carrying value as at March 31, 2016	14,196	1,645	15,841

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statements of income.

Acquisition through business combinations for the year ended March 31, 2016, includes intangible assets recognized on the acquisitions of Designit AS, Cellent AG and HealthPlan Services. Also refer note 6 to the consolidated financial statements.

As of March 31, 2016, the estimated remaining amortization period for intangibles acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
Global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation	4.25 – 5.25 years
Promax Applications Group	6.25 years
Opus Capital Markets Consultants LLC	2.75 – 4.75 years
ATCO I-Tek	8.50 years
Designit AS	2.25 – 4.25 years
Cellent AG	4.75 – 6.75 years
HealthPlan Services	3 – 7 years

6. Business combination

Summary of acquisition during the year ended March 31, 2014 is given below:

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

The acquisition was executed through a share purchase agreement for a consideration of  4,589 (US$ 75 million) which included a deferred earn-out component of   1,285 (US$ 21 million), dependent on achievement of revenues and earnings targets over a period of 3 years. This earn-out liability was fair valued at  782 and recorded as part of preliminary purchase price allocation.

During the year ended March 31, 2015, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Consequently, the fair value of earn-out liability was recorded at  589. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	400	—	400
Customer related intangibles	—	234	234
Non-compete arrangement	—	216	216
Deferred tax liabilities on intangibles assets	—	(133)	(133)

Total	400	317	717

Goodwill			2,810

Total purchase price			3,527

The goodwill of 2,810 comprises value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

During the year ended March 31, 2015, the fair value of earn-out liability was determined to be 144 as a result of changes in estimates of revenue and earnings over the earn-out period. The revision of the estimates has inter alia resulted in reduction in the carrying value of intangibles recognized on acquisition. Accordingly, a net gain of 470 has been recorded in the statement of income.

The fair value of earn-out consideration was estimated by applying the Discounted Cash Flow approach. The fair value estimates are based on discount rate of 7% and probability adjusted revenue and earnings estimates.

If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue and profit after taxes for the year ended March 31, 2014 would have been 436,563 and 78,748 respectively. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Summary of acquisition during the year ended March 31, 2015 is given below:

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	1,330	(278)	1,052
Customer related intangibles	—	8,228	8,228
Deferred tax liabilities on intangible assets	—	(2,017)	(2,017)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of  3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue and profit after taxes for the year ended March 31, 2015 would have been  472,142 and  87,503 respectively. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Summary of acquisitions during the year ended March 31, 2016 is given below:

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of  6,540 (EUR 93 million) which includes a deferred earn-out component of  2,092 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at  1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	586	—	586
Customer related intangibles	—	597	597
Brand	—	638	638
Non-compete agreement	—	103	103
Deferred tax liabilities on intangible assets	—	(290)	(290)

Total	586	1,048	1,634

Goodwill			4,046

Total purchase price			5,680

Net assets acquired include  359 of cash and cash equivalents and trade receivables valued at  392.

The goodwill of  4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the current period, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The pro-forma effects of this acquisition on the Company’s results were not material.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of  5,800 (EUR 80.4 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	852	—	852
Customer related intangibles	—	1,001	1,001
Brand	—	317	317
Deferred tax liabilities on intangible assets	—	(391)	(391)

Total	852	927	1,779

Goodwill			4,021

Total purchase price			5,800

Net assets acquired include  367 of cash and cash equivalents and trade receivables valued at  1,389.

The goodwill of  4,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

HealthPlan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“HealthPlan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of  31,069 (USD 454.1 million) which includes a deferred earn-out component of  1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at  536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	368	1,604	1,972
Technology platform	1,087	1,904	2,991
Customer related intangibles	—	5,853	5,853
Non-compete agreement	—	315	315
Deferred tax liabilities on intangible assets	—	(3,066)	(3,066)

Total	1,455	6,610	8,065

Goodwill			22,425

Total purchase price			30,490

Net assets acquired include  47 of cash and cash equivalents and trade receivables valued at  2,449.

The goodwill of  22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

If the acquisition had occurred on April 1, 2015, management estimates that consolidated revenue for the Company would have been  526,671 and the profit after taxes would have been  88,161 for twelve months ended March 31, 2016. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Viteos Group

On December 23, 2015, the Company entered into an agreement to acquire Viteos Group, a Business Process as a Service (BPaaS) provider for the alternative investment management industry for a purchase consideration of USD 130 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be consummated in the quarter ending June 30, 2016.

7. Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2015				As at March 31, 2016
	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value
Investment in liquid and short-term mutual funds and others	56,437	1,340	(2)	57,775	130,723	2,148	(13)	132,858
Certificate of deposits	—	—	—	—	4,993	—	—	4,993

Total	56,437	1,340	(2)	57,775	135,716	2,148	(13)	137,851

Current				53,908				132,944
Non current				3,867				4,907

*

Available for sale investments include investments amounting to  Nil and  109 as of March 31, 2015 and 2016, respectively, pledged as margin money deposit for entering into currency future contracts. The counter-parties have an obligation to return the securities to the Company upon settling all the open currency future contracts.

8. Trade receivables

	As at March 31,
	2015	2016
Trade receivables	97,041	109,685
Allowance for doubtful accounts receivable	(5,510)	(7,305)

	91,531	102,380

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2015	2016
Balance at the beginning of the year	4,585	5,510
Additions during the year, net	925	1,843
Uncollectable receivables charged against allowance	—	(48)

Balance at the end of the year	5,510	7,305

9. Inventories

Inventories consist of the following:

	As at March 31,
	2015	2016
Stores and spare parts	932	871
Raw materials and components	5	2
Finished goods and traded goods	3,912	4,517

	4,849	5,390

10. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2014, 2015 and 2016 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2014	2015	2016
Cash and bank balances	45,666	47,198	63,518
Demand deposits with banks(1)	68,535	111,742	35,531

	114,201	158,940	99,049

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Demand deposits with banks include deposits in lien with banks amounting to  3 (March 31, 2015:  Nil).

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2014	2015	2016
Cash and cash equivalents (as above)	114,201	158,940	99,049
Bank overdrafts	—	(227)	(657)

	114,201	158,713	98,392

11. Other assets

	As at March 31,
	2015	2016
Current
Inter corporate and term deposits(1) (2)	38,500	69,439
Prepaid expenses and deposits	11,325	14,518
Due from officers and employees	3,488	3,780
Finance lease receivables	3,461	2,034
Advance to suppliers	2,430	1,507
Deferred contract costs	3,610	3,720
Interest receivable	5,290	4,223
Balance with excise, customs and other authorities	1,786	1,814
Others (3)	3,469	3,033

	73,359	104,068

Non current
Prepaid expenses including rentals for leasehold land and deposits	6,695	8,534
Finance lease receivables	2,899	2,964
Deferred contract costs	4,445	3,807
Others	330	523

	14,369	15,828

Total	87,728	119,896

(1)	Such deposits earn a fixed rate of interest and mature within 12 months.
(2)	Term deposits include deposits amounting to 300 (March 31, 2015: 300) which are lien marked as margin money deposits.
(3)	Others include 418 (March 31, 2015: 400) representing assets held for sale.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for periods ranging from 1 to 7 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments		Present value of minimum lease payments
	As at March 31,		As at March 31,
	2015	2016	2015	2016
Not later than one year	3,685	2,222	3,419	2,034
Later than one year but not later than five years	3,108	3,127	2,826	2,906
Later than five years	73	—	57	—
Unguaranteed residual values	62	62	58	58

Gross investment in lease	6,928	5,411	6,360	4,998
Less: Unearned finance income	(568)	(413)	—	—

Present value of minimum lease payment receivable	6,360	4,998	6,360	4,998

Included in the financial statements as follows:
Current finance lease receivables			3,461	2,034
Non-current finance lease receivables			2,899	2,964

12. Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to 64,443 and 102,667 as at March 31, 2015 and 2016, respectively. The principal source of Short-term borrowings from banks as of March 31, 2016 primarily consists of lines of credit of approximately 10,399, U.S. Dollar (U.S.$) 1,698 million, Canadian Dollar (CAD) 150 million, EURO 81 million and United Kingdom Pound sterling (GBP) 20 million from bankers for working capital requirements and other short term needs. As of March 31, 2016, the Company has unutilized lines of credit aggregating 9,930, U.S.$ 359 million, GBP 20 million and CAD 5 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to 39,511 and 41,740, as of March 31, 2015 and 2016, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2015 and 2016, an amount of 18,277 and 15,519 respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

	As at March 31, 2015		As at March 31, 2016
Currency	Foreign currency in millions	Indian Rupee	Foreign currency in millions	Indian Rupee	Interest rate	Final maturity
Unsecured external commercial borrowing
U.S. Dollar	150	9,375	150	9,938	LIBOR+1.25%	June 2018
Unsecured term loan
Indian Rupee	NA	217	NA	666	0 - 15%	July 2020
Saudi Arabian Riyal (SAR)	—	—	169	2,987	SIBOR+1.50%	April 2018

		9,592		13,591

Obligations under finance leases		4,878		8,963

		14,470		22,554

Current portion of long term loans and borrowings		1,763		5,193
Non-current portion of long term loans and borrowings		12,707		17,361

The Company has entered into interest rate swap (IRS) in connection with the unsecured external commercial borrowing.

The contract governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings and payments towards acquisitions in a financial year. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2016, the Company has met all the covenants under these arrangements.

A portion of the above short-term loans and borrowings, other secured term loans and obligation under finance leases aggregating to 8,694 and 8,963 as at March 31, 2015 and 2016, respectively, are secured by inventories, accounts receivable, certain property, plant and equipment and underlying assets.

Interest expense was 768 and 1,410 for the year ended March 31, 2015 and 2016, respectively.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2015 and 2016:

	Minimum lease payments		Present value of minimum lease payments
	As at March 31,		As at March 31,
	2015	2016	2015	2016
Not later than one year	1,843	3,429	1,660	3,133
Later than one year but not later than five years	3,379	6,112	3,218	5,830

Total minimum lease payments	5,222	9,541	4,878	8,963
Less: Amount representing interest	(344)	(578)	—	—

Present value of minimum lease payments	4,878	8,963	4,878	8,963

Included in the financial statements as follows:
Current finance lease payables			1,660	3,133
Non-current finance lease payables			3,218	5,830

13. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2015	2016
Trade payables	18,845	23,447
Accrued expenses	39,900	44,740

	58,745	68,187

14. Other liabilities and provisions

	As at March 31,
	2015	2016
Other liabilities:
Current:
Statutory and other liabilities	3,530	3,871
Employee benefit obligations	4,802	5,494
Advance from customers	2,200	2,283
Others	1,691	2,173

	12,223	13,821

Non-current:
Employee benefit obligations	3,062	4,618
Others	596	2,607

	3,658	7,225

Total	15,881	21,046

	As at March 31,
	2015	2016
Provisions:
Current:
Provision for warranty	306	388
Others	1,211	874

	1,517	1,262

Non-current:
Provision for warranty	5	14

Total	1,522	1,276

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2015			Year ended March 31, 2016
	Provision for warranty	Others	Total	Provision for warranty	Others	Total
Balance at the beginning of the year	346	1,030	1,376	311	1,211	1,522
Additional provision during the year	350	188	538	451	82	533
Provision used during the year	(385)	(7)	(392)	(360)	(419)	(779)

Balance at the end of the year	311	1,211	1,522	402	874	1,276

15. Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2015	2016
Assets:
Trade receivables	91,531	102,380
Unbilled revenues	42,338	48,273
Cash and cash equivalents	158,940	99,049
Available for sale financial investments	57,775	137,851
Derivative assets	5,813	5,935
Other assets	56,298	86,245

Total	412,695	479,733

Liabilities:
Loans and borrowings	78,913	125,221
Trade payables and accrued expenses	57,793	66,810
Derivative liabilities	824	2,459
Other liabilities	1,023	3,460

Total	138,553	197,950

By Category (Carrying value/Fair value):

	As at March 31,
	2015	2016
Assets:
Loans and receivables	349,107	335,947
Derivative assets	5,813	5,935
Available for sale financial assets	57,775	137,851

Total	412,695	479,733

Liabilities:
Financial liabilities at amortized cost	78,913	125,221
Trade and other payables	58,816	70,270
Derivative liabilities	824	2,459

Total	138,553	197,950

Offsetting financial assets and liabilities

The following table contains information on financial assets and liabilities subject to offsetting:

Financial assets

Loans and receivables	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet
As at March 31, 2015	352,191	(3,084)	349,107
As at March 31, 2016	339,457	(3,510)	335,947

Financial liabilities

Trade and other payables	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet
As at March 31, 2015	61,900	(3,084)	58,816
As at March 31, 2016	73,780	(3,510)	70,270

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Fair value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, trade payables, current financial liabilities and borrowings approximate their carrying amount largely due to the short-term nature of these instruments. A substantial portion of the Company’s long-term debt has been contracted at floating rates of interest, which are reset at short intervals. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31, 2015 and 2016, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2015				As at March 31, 2016
Particulars	Total	Fair value measurements at reporting date using			Total	Fair value measurements at reporting date using
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Derivative instruments
- Cash flow hedges	4,237	—	4,237	—	3,072	—	3,072	—
- Net investment hedges	140	—	140	—	—	—	—	—
- Others	1,436	—	912	524	2,863	—	2,305	558
Available for sale financial assets:
- Investment in liquid and short-term mutual funds	10,202	10,202	—	—	10,578	10,578	—	—
- Investment in certificate of deposit, and other investments	43,706	2,046	41,660	—	122,366	1,094	121,272	—
- Investment in equity instruments	3,867	—	—	3,867	4,907	—	—	4,907
Liabilities
Derivative instruments
- Cash flow hedges	(80)	—	(80)	—	(706)	—	(706)	—
- Net investment hedges	(264)	—	(264)	—	—	—	—	—
- Others	(480)	—	(480)	—	(1,753)	—	(1,753)	—
Contingent consideration	(110)	—	—	(110)	(2,251)	—	—	(2,251)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table:

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in certificate of deposits and commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on March 31, 2016.

Available for sale investments (Investment in liquid and short-term mutual funds): Fair valuation is derived based on Net Asset value published by the respective mutual fund houses.

Details of assets and liabilities considered under Level 3 classification

	Available for sale investments – Equity instruments	Derivative Assets – Others	Contingent consideration
Balance as at April 1, 2014	2,676	110	(789)
Additions	546	433	—
Disposals/ payouts	(916)	—	39
Measurement period adjustment to Goodwill	—	—	193
Gain/(loss) recognised in statement of income	608	(19)	447
Gain/(loss) recognised in other comprehensive income	953	—	—

Balance as at March 31, 2015	3,867	524	(110)

Balance as at April 1, 2015	3,867	524	(110)
Additions/adjustments	1,016	—	(1,908)
Gain/loss recognised in statement of income	—	34	—
Gain/loss recognized in foreign currency translation reserve	—	—	(95)
Gain/loss recognised in other comprehensive income	24	—	—
Finance expense recognised in statement of income	—	—	(138)

Balance as at March 31, 2016	4,907	558	(2,251)

Description of significant unobservable inputs to valuation:

As at March 31, 2015

	Valuation technique	Significant unobservable input	Movement by	Increase	Decrease
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	0.5%	44	(40)
		Discount rate	0.5%	(85)	91
	Market multiple approach	Revenue multiple	0.5x	148	(152)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	32	(33)
		Time to liquidation event	1year	63	(85)

As at March 31, 2016

Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	0.5%	57	(53)
		Discount rate	0.5%	(95)	103
	Market multiple approach	Revenue multiple	0.5x	182	(187)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	31	(32)
		Time to liquidation event	1 year	60	(69)
Contingent consideration	Probability weighted method	Estimated revenue achievement	1%	36	(36)
		Estimated earnings achievement	1%	37	(37)

Refer note 6 for disclosure relating to valuation techniques applied for contingent consideration.

Derivatives assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as not material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2015		2016
Designated derivative instruments
Sell	US$	836	US$	922
		€220		€278
		£198		£248
	AUD	83	AUD	139
	SAR	—	SAR	19
	AED	—	AED	7
Interest rate swaps	US$	150	US$	150
Net investment hedges in foreign operations
Others	US$	145	US$	—
Non designated derivative instruments
Sell	US$	1,304	US$	1,298
		£67		£55
		€60		€87
	AUD	53	AUD	35
		¥490		¥490
	SGD	13	SGD	3
	ZAR	69	ZAR	110
	CAD	30	CAD	11
	CHF	10	CHF	10
	SAR	—	SAR	58
	AED	—	AED	7
Buy	US$	790	US$	822

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2015	2016
Balance as at the beginning of the year	567	4,268
Deferred cancellation gain/(loss)	101	(3)
Changes in fair value of effective portion of derivatives	6,469	1,079
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions	(2,869)	(2,977)

Gains/ (losses) on cash flow hedging derivatives, net	3,701	(1,901)

Balance as at the end of the year	4,268	2,367

Deferred tax asset thereon	(718)	(457)

Balance as at the end of the year, net of deferred tax	3,550	1,910

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2016 are expected to occur and be reclassified to the statement of income over a period of 4 years.

As at March 31, 2015 and 2016, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

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

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of loans and borrowings in the statement of financial position. The incremental impact of such transaction on our cash flow and liquidity for the years ended March 31, 2015 and 2016 is not material.

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

As of March 31, 2015 and 2016 respectively, a 1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately 1,495 and 1,398 decrease/increase in the fair value of foreign currency dollar denominated derivative instruments.

The below table presents foreign currency risk from non-derivative financial instruments as of March 31, 2015 and 2016:

	As at March 31, 2015

	US$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies#	Total
Trade receivables	29,586	4,648	8,603	1,376	211	3,005	47,429
Unbilled revenues	16,430	2,855	5,099	915	196	1,292	26,787
Cash and cash equivalents	40,465	1,098	842	255	26	2,100	44,786
Other assets	1,393	1,241	308	1,782	12	218	4,954
Loans and borrowings	(58,750)	—	(360)	(932)	—	(227)	(60,269)
Trade payables, accrued expenses and other liabilities	(22,296)	(2,923)	(4,149)	(797)	(119)	(1,571)	(31,855)

Net assets / (liabilities)	6,828	6,919	10,343	2,599	326	4,817	31,832

	As at March 31, 2016

	US$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies#	Total
Trade receivables	34,284	3,836	6,891	1,754	419	3,023	50,207
Unbilled revenues	19,578	4,330	4,458	1,780	258	1,398	31,802
Cash and cash equivalents	46,426	2,361	47	362	43	1,403	50,642
Other assets	1,810	1,071	44	2,091	14	171	5,201
Loans and borrowings	(65,180)	(6,109)	(221)	(776)	—	—	(72,286)
Trade payables, accrued expenses and other liabilities	(18,869)	(4,339)	(4,788)	(1,417)	(149)	(1,702)	(31,264)

Net assets / (liabilities)	18,049	1,150	6,431	3,794	585	4,293	34,302

#	Other currencies reflect currencies such as Singapore Dollars, Saudi Arabian Riyals etc.

As at March 31, 2015 and 2016 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact result from operating activities by approximately 318 and 343 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2016, substantially all of the Company’s borrowings were subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2016, additional net annual interest expense on floating rate borrowing would amount to approximately 1,102.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2015 and 2016, respectively and revenues for the year ended March 31, 2014, 2015 and 2016, respectively. There is no significant concentration of credit risk.

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

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for receivables of 5,510 and 7,305 as of March 31, 2015 and 2016, respectively. Of the total receivables, 67,997 and 74,200 as of March 31, 2015 and 2016, respectively, were neither past due nor impaired. The Company’s credit period generally ranges from 45-60 days from invoicing date. The aging analysis of the receivables has been considered from the date the invoice falls due. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2015	2016
Financial assets that are neither past due nor impaired	67,997	74,200

Financial assets that are past due but not impaired
Past due 0 – 30 days	7,343	7,924
Past due 31 – 60 days	3,936	3,959
Past due 61 – 90 days	2,876	2,980
Past due over 90 days	16,307	18,728

Total past due but not impaired	30,462	33,591

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2016, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2015
	Carrying value	Contractual cash flows
		Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Loans and borrowings	78,913	66,526	1,827	11,609	116	80,078
Trade payables and accrued expenses	57,793	57,793	—	—	—	57,793
Derivative liabilities	824	753	39	22	10	824

	As at March 31, 2016
	Carrying value	Contractual cash flows
		Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Loans and borrowings	125,221	108,775	4,416	13,193	315	126,700
Trade payables and accrued expenses	66,810	66,810	—	—	—	66,810
Derivative liabilities	2,459	2,340	82	37	—	2,459

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2015	2016
Cash and cash equivalents	158,940	99,049
Inter corporate and term deposits	38,200	69,439
Available for sale investments	53,908	132,944
Loans and borrowings	(78,913)	(125,221)

Net cash position	172,135	176,211

16. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2015	2016
Balance at the beginning of the year	10,060	11,249
Translation difference related to foreign operations	799	5,680
Change in effective portion of hedges of net investment in foreign operations	390	(813)

Total change during the year	1,189	4,867

Balance at the end of the year	11,249	16,116

17. Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2014	2015	2016
Income tax expense as per the statement of income	22,600	24,624	25,305
Income tax included in other comprehensive income on:
Unrealized gains/(losses) on available for sale investments	(4)	335	159
Unrealized gains/(losses) on cash flow hedging derivatives	112	650	(260)
Defined benefit plan actuarial gains/(losses)	55	(19)	(224)

Total income taxes	22,763	25,590	24,980

Income tax expense consists of the following:

	Year ended March 31,
	2014	2015	2016
Current taxes
Domestic	18,414	19,163	20,221
Foreign	2,293	5,913	5,536

	20,707	25,076	25,757

Deferred taxes
Domestic	(389)	(247)	(567)
Foreign	2,282	(205)	115

	1,893	(452)	(452)

Total income tax expense	22,600	24,624	25,305

Income tax expenses are net of reversal of provisions recorded in earlier periods, amounting to 1,244, 891 and 1,337 for the year ended March 31, 2014, 2015 and 2016, respectively.

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2014	2015	2016
Profit before taxes	101,005	111,683	114,719
Enacted income tax rate in India	33.99%	33.99%	34.61%

Computed expected tax expense	34,332	37,961	39,704
Effect of:
Income exempt from tax	(11,208)	(11,698)	(10,750)
Basis differences that will reverse during a tax holiday period	918	(327)	(475)
Income taxed at higher/ (lower) rates	(1,261)	(1,910)	(3,305)
Income taxes relating to prior years	(1,244)	(891)	(1,337)
Changes in unrecognized deferred tax assets	302	343	87
Expenses disallowed for tax purposes	671	1,225	1,729
Others, net	91	(79)	(348)

Total income tax expense	22,600	24,624	25,305

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2014	2015	2016
Carry-forward business losses*	4,207	3,589	5,976
Accrued expenses and liabilities	1,257	2,546	3,270
Allowances for doubtful accounts receivable	1,750	1,859	2,553
Minimum alternate tax	1,844	1,844	1,457
Income received in advance	807	134	—
Others	(71)	(268)	(278)

	9,794	9,704	12,978

Property, plant and equipment	(5,005)	(3,416)	(4,470)
Amortizable goodwill	(1,698)	(3,347)	(3,963)
Intangible assets	(261)	(1,965)	(5,391)
Cash flow hedges	(68)	(719)	(458)
Deferred revenue	(1,196)	(552)	(4)

	(8,228)	(9,999)	(14,286)

Net deferred tax assets/ (liabilities)	1,566	(295)	(1,308)
Amounts presented in statement of financial position:
Deferred tax assets	3,362	2,945	3,800
Deferred tax liabilities	(1,796)	(3,240)	(5,108)

*	Includes deferred tax asset recognised on carry forward losses pertaining to business combinations.

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in available for sale of investments and actuarial gains/losses on defined benefit plans are recognized in other comprehensive income and presented within equity in the cash flow hedging reserve. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of income.

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

Deferred tax asset amounting to 1,858 and 1,782 as at March 31, 2015 and 2016, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of 6,509 and 6,679 as at March 31, 2015 and March 31, 2016, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, 4,971 and  6,117 as at March 31, 2015 and March 31, 2016, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately 1,538 and 562 as at March 31, 2015 and March 31, 2016, respectively, expires in various years through fiscal 2036.

The Company has recognized deferred tax assets of 3,589 and 5,976 in respect of carry forward losses of its various subsidiaries as at March 31, 2015 and 2016. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under Section 10A, 10B and 10AA of the Income Tax Act, 1961; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of 1,844 and 1,457 has been recognized in the statement of financial position as of March 31, 2015 and 2016 respectively, which can be carried forward for a period of ten years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology, Hardware Technology Parks and Export Oriented units. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The tax holidays on all facilities under Software Technology, Hardware Technology Parks and Export oriented units has expired on March 31, 2011. Additionally, under the Special Economic Zone Act, 2005 scheme, units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2029. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of 11,043, 11,412 and 10,212 for the years ended March 31, 2014, 2015 and 2016 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2014, 2015 and 2016 was 4.50, 4.65 and 4.16 respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to 26,313 and 33,920 as of March 31, 2015 and 2016, respectively has not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The Company is subject to U.S. tax on income attributable to its permanent establishment in the United States due to operation of the U.S. branch. In addition, the Company is subject to a 15% branch profit tax in the United States on the “dividend equivalent amount” as that term is defined under U.S. tax law. The Company has not triggered the branch profit tax until year ended March 31, 2016. The Company intends to maintain the current level of net assets in the United States commensurate with its operation and consistent with its business plan. The Company does not intend to repatriate out of the United States any portion of its current profits. Accordingly, the Company did not record current and deferred tax provision for branch profit tax.

18. Dividends and Buy Back of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were 8, 10 and 12 during the years ended March 31, 2014, 2015 and 2016, respectively, including an interim dividend of 3, 5 and 5 for the years ended March 31, 2014, 2015 and 2016.

The Board of Directors in their meeting on April 20, 2016 proposed a final dividend of 1 (U.S.$ 0.02) per equity share and ADS. The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting of the shareholders, and if approved, would result in a cash outflow of approximately 2,974, including corporate dividend tax thereon. The proposed dividend has not been included as a liability in these consolidated financial statements.

On April 20, 2016, the Board of Directors approved a buyback proposal for purchase by the Company of up to 40 million shares of 2 each (representing 1.62% of total equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of 625 per equity share for an aggregate amount not exceeding 25,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

19. Additional capital disclosures

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

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The Company has distributed an interim dividend of 5 per equity share during the year ended March 31, 2016. The Board of Directors in their meeting on April 20, 2016 proposed a final dividend of 1 (U.S. $ 0.02) per equity share and ADS. The proposal is subject to the approval of shareholders. Further, the board of directors has approved a buy back proposal for purchase of 40 million equity shares through a tender offer at a price of 625 per equity share. The amount of future dividends will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2015 and 2016 was as follows:

	As at March 31,		% Change
	2015	2016
Total equity attributable to the equity shareholders of the Company	407,982	466,078	14.24%
As percentage of total capital	84%	79%
Current loans and borrowings	66,206	107,860
Non-current loans and borrowings	12,707	17,361

Total loans and borrowings	78,913	125,221	58.68%
As percentage of total capital	16%	21%

Total capital (loans and borrowings and equity)	486,895	591,299	21.44%

Loans and borrowings represented 16% and 21 % of total capital as of March 31, 2015 and 2016, respectively. The Company is not subject to any externally imposed capital requirements.

20. Revenues

	Year ended March 31,
	2014	2015	2016
Rendering of services	395,838	435,507	481,369
Sale of products	38,431	34,038	31,071

Total revenues	434,269	469,545	512,440

21. Expenses by nature

	Year ended March 31,
	2014	2015	2016
Employee compensation	206,568	224,838	245,534
Sub-contracting/technical fees	43,576	52,303	67,769
Cost of hardware and software	35,816	32,210	30,096
Travel	18,519	21,684	23,507
Facility expenses	14,044	15,167	16,480
Depreciation and amortization	11,106	12,823	14,965
Communication	5,356	5,204	4,825
Legal and professional fees	2,558	3,682	4,214
Rates, taxes and insurance	2,221	2,240	2,526
Advertisement and brand building	1,417	1,598	2,292
Provision for doubtful debts	1,294	922	1,843
Miscellaneous expenses	5,799	5,088	5,235

Total cost of revenues, selling and marketing expenses and general and administrative expenses	348,274	377,759	419,286

22. Finance expense

	Year ended March 31,
	2014	2015	2016
Interest expense	868	768	1,410
Exchange fluctuation on foreign currency borrowings, net	2,023	2,831	4,172

Total	2,891	3,599	5,582

23. Finance and other income

	Year ended March 31,
	2014	2015	2016
Interest income	12,491	15,687	20,568
Dividend income	354	224	66
Gain on sale of investments	1,697	3,948	2,646

Total	14,542	19,859	23,280

24. Earnings per equity share

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

	Year ended March 31,
	2014	2015	2016

Profit attributable to equity holders of the Company	77,967	86,528	88,922
Weighted average number of equity shares outstanding	2,454,745,434	2,454,681,650	2,456,559,400
Basic earnings per share	31.76	35.25	36.20

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

	Year ended March 31,
	2014	2015	2016

Profit attributable to equity holders of the Company	77,967	86,528	88,922
Weighted average number of equity shares outstanding	2,454,745,434	2,454,681,650	2,456,559,400
Effect of dilutive equivalent share options	7,881,305	7,897,511	5,130,508

Weighted average number of equity shares for diluted earnings per share	2,462,626,739	2,462,579,161	2,461,689,908

Diluted earnings per share	31.66	35.13	36.12

25. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2014, 2015 and 2016 were  513,  1,138 and  1,534 respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT grants shares from its holdings at nominal price. Such shares are then held by the employees subject to vesting conditions. The shares held by WERT are reported as a reduction in stockholders’ equity. WERT held 14,829,824 shares as at March 31, 2014, 2015 and 2016.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000		171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	280,303,030		171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	22,424,242		2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	22,424,242	US$	0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	22,424,242		2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	18,686,869		2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	14,829,824		2

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

The activity in these stock option plans is summarized below:

			Year ended March 31,
			2014			2015			2016
	Range of Exercise Prices		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Outstanding at the beginning of the year		480 – 489	33,636		480.20	33,636		480.20	20,181		480.20
		2	11,502,173		2	8,007,354		2	6,332,219		2
	US$	0.03	2,727,802	US$	0.03	2,096,492	US$	0.03	2,576,644	US$	0.03

Granted		480 – 489	—		—	—		—	—		—
		2	5,000		2	2,480,000		2	2,870,400		2.00
	US$	0.03	25,000	US$	0.03	1,689,500	US$	0.03	1,697,700	US$	0.03

Exercised		480 – 489	—		—	(13,455)		—	—		—
		2	(2,944,779)		2	(1,968,609)		2	(1,329,376)		2.00
	US$	0.03	(437,764)	US$	0.03	(743,701)	US$	0.03	(340,876)	US$	0.03

Forfeited and expired		480 – 489	—		—	—		—	—		—
		2	(555,040)		2	(2,186,526)		2	(618,917)		2.00
	US$	0.03	(218,546)	US$	0.03	(465,647)	US$	0.03	(186,038)	US$	0.03

Outstanding at the end of the year		480 – 489	33,636		480.20	20,181		480.20	20,181		480.20
		2	8,007,354		2	6,332,219		2	7,254,326		2.00
	US$	0.03	2,096,492	US$	0.03	2,576,644	US$	0.03	3,747,430	US$	0.03

Exercisable at the end of the year		480 – 489	13,455		480.20	—		480.20	20,181		480.20
		2	5,518,608		2	1,389,772		2	1,204,405		2
	US$	0.03	347,562	US$	0.03	180,683	US$	0.03	256,753	US$	0.03

The following table summarizes information about outstanding stock options:

	As at March 31,
	2014				2015				2016
Range of Exercise price	Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price
480 – 489	33,636	36		480.20	20,181	24		480.20	20,181	—		480.20
2	8,007,354	36		2	6,332,219	25		2	7,254,326	23		2.00
US$ 0.03	2,096,492	44	US$	0.03	2,576,644	31	US$	0.03	3,747,430	24	US$	0.03

The weighted-average grant-date fair value of options granted during the year ended March 31, 2014, 2015 and 2016 was  676.73,  658.12 and  699.96 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2014, 2015 and 2016 was  462.60,  603.58 and  608.62 for each option, respectively.

26. Employee benefits

a) Employee costs include:

	Year ended March 31,
	2014	2015	2016
Salaries and bonus	201,815	218,985	237,949
Employee benefit plans
Gratuity	559	688	922
Contribution to provident and other funds	3,681	4,027	5,129
Share based compensation	513	1,138	1,534

	206,568	224,838	245,534

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2014	2015	2016
Cost of revenues	173,651	189,959	207,747
Selling and marketing expenses	21,412	21,851	23,663
General and administrative expenses	11,505	13,028	14,124

	206,568	224,838	245,534

Defined benefit plan actuarial gains/ (losses) recognized in other comprehensive income include:

	Year ended March 31,	Year ended March 31,
	2015	2016
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	(96)	30
Actuarial loss/ (gain) arising from financial assumptions	216	180
Actuarial loss/ (gain) arising from demographic assumptions	(39)	2
Actuarial loss/ (gain) arising from experience adjustments	2	798

	83	1,010

b) Defined benefit plans – Gratuity:

Amount recognized in the statement of income in respect of gratuity cost (defined benefit plan) is as follows:

	Year ended March 31,
	2014	2015	2016
Current service cost	578	665	915
Net interest on net defined benefit liability/(asset)	(19)	23	7

Net gratuity cost/(benefit)	559	688	922

Actual return on plan assets	263	365	313

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The principal assumptions used for the purpose of actuarial valuation are as follows:

	As at March 31,
	2014	2015	2016
Discount rate	8.90%	7.95%	7.75%
Expected return on plan assets	8.50%	7.95%	7.75%
Expected rate of salary increase	8.00%	8.00%	8.00%

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

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2012	2013	2014	2015	2016
Defined benefit obligation at the beginning of the year	2,476	2,845	3,115	3,690	4,368
Acquisitions	25	—	—	—	—
Current service cost	435	471	578	665	915
Past service cost	(16)	—	—	—	—
Interest on obligation	211	249	221	296	350
Benefits paid	(352)	(397)	(479)	(462)	(530)
Actuarial losses/(gains)	66	142	NA	NA	NA
Remeasurement loss/(gains)
Actuarial loss/(gain) arising from financial assumptions	NA	NA	283	216	180
Actuarial loss/(gain) arising from demographic assumptions	NA	NA	(3)	(39)	2
Actuarial loss/(gain) arising from experience assumptions	NA	NA	(25)	2	798
Effect of demerger of diversified business	—	(195)	—	—	—

Defined benefit obligation at the end of the year	2,845	3,115	3,690	4,368	6,083

Change in plan assets is summarized below:

	As at March 31,
	2012	2013	2014	2015	2016
Fair value of plan assets at the beginning of the year	2,387	2,866	3,096	3,357	4,329
Acquisitions	1	—	—	—	—
Expected return on plan assets	184	216	240	273	342
Employer contributions	586	507	475	1,065	1,887
Benefits paid	(344)	(397)	(478)	(462)	(530)
Actuarial gains/(losses)	52	50	NA	NA	NA
Remeasurement loss/(gains)
Return on plan assets excluding interest income	NA	NA	24	96	(30)
Effect of demerger of diversified business	—	(146)	—	—	—

Fair value of plan assets at the end of the year	2,866	3,096	3,357	4,329	5,998

Present value of unfunded obligation	21	(19)	(333)	(39)	(85)

Recognized asset/(liability)	21	(19)	(333)	(39)	(85)

As at March 31, 2014, 2015 and 2016, plan assets were primarily invested in insurer managed funds

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2017	1,150

Estimated benefit payments from the fund for the year ending March 31:
2017	910
2018	844
2019	777
2020	713
2021	626
Thereafter	7,095

Total	10,966

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2016.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As of March 31, 2016, every 0.5 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of gratuity benefit obligation by approximately (195), 218 respectively.

As of March 31, 2016 every 0.5 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of gratuity benefit obligation by approximately 180, (173) respectively.

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2012	2013	2014	2015	2016
Fair value of plan assets	17,932	21,004	24,632	28,445	36,019
Present value of defined benefit obligation	17,668	21,004	24,632	28,445	36,019

Net (shortfall)/excess	264	—	—	—	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2012	2013	2014	2015	2016
Discount rate for the term of the obligation	8.35%	7.80%	8.90%	7.95%	7.75%
Average remaining tenure of investment portfolio	6 years	6 years	6 years	6 years	6 years
Guaranteed rate of return	8.25%	8.50%	8.75%	8.75%	8.75%

27. Related party relationships and transactions

List of subsidiaries as of March 31, 2016 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. (formerly Macaw Merger, Inc.) Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technogoty Austria GmbH(A) (Formerly Wipro Holdings Austria GmbH)	Austria
		Wipro Digital Aps (A)	Denmark
		3D Networks (UK) Limited	U.K.
		Wipro Europe Limited (formerly SAIC Europe Limited) (A)	U.K.
		Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd)		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent AG		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent AG Austria(A)	Austria
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)

Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd, Wipro Digital Aps, Cellent AG Austria and HPH Holdings Corp. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH (Formerly Wipro Holdings Austria GmbH)				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited (formerly SAIC Europe Limited)				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)				Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)			Australia

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit MunchenGmbH		Germany
		Designit Oslo A/S		Norway
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Lt.d		Japan
		Denextep Spain Digital, S.L		Spain
			Designit Colombia S A S	Colombia
Cellent AG Austria				Austria
	Frontworx Informationstechnologie AG			Austria
HPH Holdings Corp.				USA
	HealthPlan Holdings, Inc.			USA
	HealthPlan Services Insurance Agency, Inc.			USA
	HealthPlan Services, Inc.			USA
	Harrington Health Services Inc.			USA

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust*	Trust	India

*

Pursuant to the announcement issued as part of the press release on October 22, 2014, Wipro Inc. Benefit Trust sold 1.8 million shares of Wipro Limited and the same is reflected in the consolidated financial statements for the year ended March 31, 2015.

The other related parties are:

Name of other related parties	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director

Name of other related parties	Nature
Key management personnel
- Azim H. Premji	Chairman and Managing Director
- Suresh C. Senapaty	Chief Financial Officer and Executive Director(1)
- T K Kurien	Executive Vice Chairman(10)
- Abidali Z. Neemuchwala	Chief Executive Officer and Executive Director(8)
- Dr. Ashok Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director
- B. C. Prabhakar	Non-Executive Director(2)
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director(3)
- Shyam Saran	Non-Executive Director(2)
- M.K. Sharma	Non-Executive Director
- Vyomesh Joshi	Non-Executive Director(6)
- Ireena Vittal	Non-Executive Director(7)
- Rishad Azim Premji	Chief Strategy Officer and Executive Director(4)
- Jatin Pravinchandra Dalal	Chief Financial Officer(5)
- Dr. Patrick J. Ennis	Non-Executive Director(9)
- Patrick Dupuis	Non-Executive Director(9)

(1)	Up to March 31, 2015
(2)	Up to July 23, 2014.
(3)	Up to June 30, 2014.
(4)	Effective May 1, 2015
(5)	Effective April 1, 2015
(6)	Effective October 1, 2012
(7)	Effective October 1, 2013
(8)	Effective February 1, 2016
(9)	Effective April 1, 2016
(10)	Mr. T. K. Kurien, who was the Chief Executive Officer and Executive Director, was appointed as the Executive Vice Chairman of the Company, effective February 1, 2016.

Relative of key management personnel

- Yasmeen H. Premji

The Company has the following related party transactions:

Transaction / Balances	Entities controlled by Directors			Key Management Personnel
	2014	2015	2016	2014		2015	2016
Sales of goods and services	186	154	240	—		—	—
Assets purchased	66	207	231	—		—	—
Interest Expense	40	—	—	—		—	—
Interest Income	18	—	—	—		—	—
Dividend	13,733	17,166	20,599	765	##	958	1,147
Royalty Income	—	—	—	—		—	—
Rental Income	39	55	36	—		—	—
Rent Paid	—	63	22	—		4	6
Others	3	2	2	3		3	—
Key management personnel#
Remuneration and short-term benefits	—	—	—	221		174	273
Other benefits	—	—	—	32		56	135
Remuneration to relative of key management personnel	—	—	—	11		17	—
Balances as at the year end
Receivables	617	193	137	—		—	—
Payables	1,000	340	225	109		66	37

#	Post employment benefit comprising gratuity, and compensated absences are not disclosed as these are determined for the Company as a whole.
##	Including relative of key management personnel

28. Commitments and contingencies

Operating leases: The Company has taken office, vehicles and IT equipment under cancellable and non-cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were 4,583, 4,727 and 5,184 for the year ended March 31, 2014, 2015 and 2016, respectively.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2015	2016
Not later than one year	3,351	4,246
Later than one year but not later than five years	6,385	9,900
Later than five years	2,206	2,713

	11,942	16,859

Capital commitments: As at March 31, 2015 and 2016, the Company had committed to spend approximately 1,262 and  10,734 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2015 and 2016, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately 21,234 and 25,218 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is  47,583 (including interest of  13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2012, the Company received the draft assessment order in March 2016 with a proposed demand of  4,241 (including interest of 1,376), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. Company has filed an objection before DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The Contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to  2,560 and 2,654 as of March 31, 2015 and 2016, respectively.

29. Segment Information

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

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

The Chairman & Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on operating segments for the year ended March 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	128,147	58,358	74,372	70,866	90,877	64,696	—	487,316	29,722	(731)	516,307
Segment Result	28,143	12,160	13,898	14,382	17,752	12,317	—	98,652	(864)	(1,831)	95,957
Unallocated								1,064	—	—	1,064

Segment Result Total								99,716	(864)	(1,831)	97,021
Finance expense											(5,582)
Finance and other income											23,280

Profit before tax											114,719
Income tax expense											(25,305)

Profit for the period											89,414

Depreciation and amortization											14,965

Information on operating segments for the year ended March 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	115,505	49,884	62,209	71,229	80,303	61,050	—	440,180	34,006	(1,004)	473,182
Segment Result	27,378	10,565	13,190	17,561	17,127	13,574	583	99,978	374	(2,600)	97,752
Unallocated								(2,329)	—	—	(2,329)

Segment Result Total								97,649	374	(2,600)	95,423
Finance expense											(3,599)
Finance and other income											19,859

Profit before tax											111,683
Income tax expense											(24,624)

Profit for the period											87,059

Depreciation and amortization											12,823

Information on operating segments for the year ended March 31, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	106,035	41,130	58,893	63,923	74,423	55,105	—	399,509	38,785	(666)	437,628
Segment Result	24,153	7,637	13,012	17,418	17,348	11,569	—	91,137	310	(1,289)	90,158
Unallocated								(804)	—	—	(804)

Segment Result Total								90,333	310	(1,289)	89,354
Finance expense											(2,891)
Finance and other income											14,542

Profit before tax											101,005
Income tax expense											(22,600)

Profit for the period											78,405

Depreciation and amortization											11,106

The Company has four geographic segments: India, Americas, Europe and Rest of the world. The Americas refer to North and South America. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2014	2015	2016
India	46,235	45,814	51,371
Americas	200,343	227,328	258,615
Europe	120,868	124,523	126,417
Rest of the world	70,182	75,517	79,904

	437,628	473,182	516,307

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2014, 2015 and 2016.

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

c)

Revenues include excise duty of 79, 2 and Nil for the year ended March 31, 2014, 2015 and 2016, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

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

i)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Year ended March 31,
	2014	2015	2016
IT Services	478	1,247	1,424
IT Products	19	(10)	2
Reconciling items	16	(99)	108

Total	513	1,138	1,534

Item 19. Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended(1)

1.2	Memorandum and Articles of Association of Wipro Limited(8)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)(6)

2.2	Wipro’s specimen certificate for equity shares(1)

4.1	1999 Employee Stock Option Plan (1999 plan)(1)

4.2	2000 Employee Stock Option Plan (2000 plan)(1)

4.3	Wipro Equity Reward Trust(1)

4.4	2000 ADS Option Plan (2000 ADS Plan)(3)

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(4)

4.7	Form of Indemnification Agreement, as amended(3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors(4)

4.9	Sample Letter of appointment to Non Executive Directors(4)

4.10	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan)

4.11	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan(5)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan(5)

4.14	Amendment No. 3 to 2000 Plan(5)

8.1	List of Subsidiaries(7)

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Wipro’s Ombuds process(2)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Form F-6 filed on April 15, 2013.
(7)	Incorporated by reference to Item 18 of this Annual Report on Form 20-F.
(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 26, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Jatin Pravinchandra Dalal
Date: May 26, 2016	Azim H. Premji,	Jatin Pravinchandra Dalal,
	Executive Chairman and Managing Director	Chief Financial Officer