Form 20-F
period 2017-03-31
WIPRO LTD
filed 2017-06-02
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2017

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

Phone: +91-80-4672-6603; Fax: +91-80-2844-0051

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each represented by one Equity Share, par value ₹2 per share.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,430,900,565 Equity Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒            Accelerated Filer  ☐             Non-Accelerated Filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or ₹ or “rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2017, which was ₹64.85 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

•	expectations of future dividend payout or other corporate actions such as a buyback, bonus issue, etc.;

•	projections that our cash and cash equivalent along with cash generated from operations will be sufficient to meet our working capital requirements and certain of our obligations;

•	our compensation strategy;

•	projections regarding currency transactions, including the effect of exchange rates on the Indian rupee and the U.S. dollar;

•	the nature of our revenue streams, including the portion of our IT Services revenue generated from a limited number of corporate clients;

•	the effect of a strategically located network of software development centers, and whether it will provide us with cost advantages;

•	our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology;

•	projections regarding future economic policy, legislation, foreign investment, currency exchange and other policy matters that may affect our business;

•	the nature and flexibility of our business model;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	our exposure to market risks.

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

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2017 and selected consolidated statements of financial position data as of March 31, 2013, 2014, 2015, 2016 and 2017 in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

In accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, the consolidated income statements have been adjusted for the year ended March 31, 2013, and have been presented to reflect the completion of the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) into Wipro Enterprises (P) Limited (formerly Wipro Enterprises Limited) (“Demerged Entity”), effective on March 31, 2013. The Diversified Business is therefore presented as a discontinued operation.

					(₹ In millions, except per equity share data)
	2013		2014		2015		2016(5)		2017		2017 Convenience Translation into US$(1)
Consolidated Statements of Income data:
Continuing operations
Revenues	₹	374,256	₹	434,269	₹	469,545	₹	512,440	₹	550,402	US$	8,487
Cost of revenues		(260,665)		(295,488)		(321,284)		(356,724)		(391,544)		(6,038)

Gross profit	₹	113,591	₹	138,781	₹	148,261	₹	155,716	₹	158,858	US$	2,449
Selling and marketing expenses		(24,213)		(29,248)		(30,625)		(34,097)		(40,817)		(629)
General and administrative expenses		(22,032)		(23,538)		(25,850)		(28,626)		(32,021)		(493)
Foreign exchange gains/(losses), net		2,626		3,359		3,637		3,867		3,777		58
Other operating income(7)		—		—		—		—		4,082		63

Results from operating activities	₹	69,972	₹	89,354	₹	95,423	₹	96,860	₹	93,879	US$	1,448
Finance expense		(2,693)		(2,891)		(3,599)		(5,582)		(5,183)		(80)
Finance and other income		11,317		14,542		19,859		23,655		21,660		334

Profit before tax	₹	78,596	₹	101,005	₹	111,683	₹	114,933	₹	110,356	US$	1,702
Income tax expense		(16,912)		(22,600)		(24,624)		(25,366)		(25,213)		(389)

Profit for the year from continuing operations	₹	61,684	₹	78,405	₹	87,059	₹	89,567	₹	85,143	US$	1,313
Discontinued operations
Profit after tax for the year from discontinued operations		5,012		—		—		—		—		—

Profit for the year	₹	66,696	₹	78,405	₹	87,059	₹	89,567	₹	85,143	US$	1,313

Profit attributable to:
Equity holders of the Company		66,359		77,967		86,528		89,075		84,895	US$	1,309
Non-controlling interest		337		438		531		492		248		4

Profit for the year	₹	66,696	₹	78,405	₹	87,059	₹	89,567	₹	85,143	US$	1,313

Profit from continuing operations attributable to:
Equity holders of the Company		61,362		77,967		86,528		89,075		84,895	US$	1,309
Non-controlling interest		322		438		531		492		248		4

	₹	61,684	₹	78,405	₹	87,059	₹	89,567	₹	85,143	US$	1,313

Basic earnings per equity share:
Continuing operations	₹	25.01	₹	31.76	₹	35.25	₹	36.26	₹	34.96	US$	0.54
Discontinued operations		2.04		—		—		—		—		—
Continuing and discontinued operations	₹	27.05	₹	31.76	₹	35.25	₹	36.26	₹	34.96	US$	0.54
Diluted earnings per equity share:
Continuing operations	₹	24.95	₹	31.66	₹	35.13	₹	36.18	₹	34.85	US$	0.54
Discontinued operations		2.03		—		—		—		—		—
Continuing and discontinued operations	₹	26.98	₹	31.66	₹	35.13	₹	36.18	₹	34.85	US$	0.54

					(₹ In millions, except per equity share data)
	2013		2014		2015		2016(5)		2017		2017 Convenience Translation into US$(1)
Weighted average number of equity shares used in computing earnings per equity share(2):
Basic		2,453,218,759		2,454,745,434		2,454,681,650		2,456,559,400		2,428,540,505		2,428,540,505
Diluted		2,459,184,321		2,462,626,739		2,462,579,161		2,461,689,908		2,435,673,569		2,435,673,569
Cash dividend per equity share paid	₹	6.00	₹	8.00	₹	10.00	₹	12.00	₹	3.00	US$	0.05
Additional data:
Revenue by segment(3)
IT Services	₹	338,431	₹	399,509	₹	440,180	₹	487,316	₹	528,440	US$	8,149
IT Products		39,238		38,785		34,006		29,722		25,922		400
Consumer Care and Lighting (discontinued)		40,594		—		—		—		—		—
Others (discontinued)		14,785		—		—		—		—		—
Reconciling items		560		(666)		(1,004)		(731)		(183)		(3)

Total	₹	433,608	₹	437,628	₹	473,182	₹	516,307	₹	554,179	US$	8,546

Segment results(3)(6)
IT Services	₹	69,933	₹	90,333	₹	96,434	₹	98,253	₹	96,065	US$	1,481
IT Products		990		310		374		(1,007)		(1,680)		(26)
Consumer Care and Lighting (discontinued)		5,012		—		—		—		—		—
Others (discontinued)		290		—		—		—		—		—
Reconciling items		(1,079)		(1,289)		(1,385)		(386)		(506)		(8)

Total	₹	75,146	₹	89,354	₹	95,423	₹	96,860	₹	93,879	US$	1,447

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	₹	84,838	₹	114,201	₹	158,940	₹	99,049	₹	52,710	US$	813
Investments		69,171		63,233		57,775		209,151		299,133		4,613
Working capital(4)		162,663		218,534		272,463		284,264		309,355		4,768
Total assets		439,730		502,304		600,033		724,003		793,516		12,237
Total debt		63,816		51,592		78,913		125,221		142,412		2,196
Total equity		284,983		344,886		409,628		467,384		522,695		8,060
Number of shares outstanding		2,462,934,730		2,466,317,273		2,469,043,038		2,470,713,290		2,430,900,565		2,430,900,565

Notes:

1.

Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2017, has been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹64.85, as published by Federal Reserve Board of Governors on March 31, 2017.

2.

Adjusted for stock dividend and for the grant of one employee stock option for every 8.25 employee stock options held by each eligible employee as of the Record Date of the Demerger, pursuant to the terms of the Demerger Scheme effective March 31, 2013.

3.

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

4.	Working capital equals current assets less current liabilities.
5.

We elected to early-adopt IFRS 9, Financial Instruments effective April 1, 2016, with retrospective application from April 1, 2015. Financial data above has been adjusted for the year ended March 31, 2016 to reflect this.

6.

Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. The Company has restated segment results for years ended March 31, 2015 and 2016 to reflect this change.

7.	Represents net gain on sale of EcoEnergy division.

Exchange Rates

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares (“ADSs”), listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, JPMorgan Chase Bank, N.A. (“Depositary”), of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2017	₹	64.85	₹	66.96	₹	68.86	₹	64.85
2016		66.25		65.58		68.84		61.99
2015		62.31		61.34		63.67		58.30
2014		60.00		60.35		68.80		53.65
2013		54.52		54.36		57.13		50.64

On May 26, 2017, the certified foreign exchange rate published by the Federal Reserve Board of Governors was ₹64.50.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low
April 2017	₹	65.10	₹	64.08
March 2017		66.83		64.85
February 2017		67.40		66.67
January 2017		68.39		67.48
December 2016		68.29		67.38
November 2016		68.86		66.39

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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	our ability to generate historical levels of yield on our investments; and

•	our ability to identify and acquire new businesses.

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

•	political uncertainties or changes in regulations in India, the United States and other countries that we operate in;

•	other economic factors, including the economic conditions in United States, Europe, Middle East and other geographies in which we operate;

•	uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and

•	increase in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 4%, 3% and 3% of our IT Services revenue for the years ended March 31, 2015, 2016 and 2017, respectively. Our ten largest IT Services clients accounted for approximately 21%, 19% and 17% of our IT Services revenues for the years ended March 31, 2015, 2016 and 2017, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

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

We derive approximately 52% of our IT Services revenue from the Americas (including the United States) and 24% of our IT Services revenue from Europe. If the economy in the Americas or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Further, in June 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, for the foreseeable future, including during any period while the terms of any UK exit from the European Union are being negotiated. Our financial condition and results of operations in the U.K. and the EU may be impacted by such uncertainty.

Our clients are concentrated in certain key industries. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, the drop in global crude oil price has significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy, Natural Resources and Utilities industry vertical. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulations following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, clients in the health care industry are subject to additional federal, state and foreign laws and regulations, such as the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “ACA”). Furthermore, the regulatory and legislative environment surrounding the health care industry is facing uncertainty due to the continuing lack of clarity surrounding the future of the ACA. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Significant developments stemming from the recent U.S. presidential election could have a material adverse effect on our business.

On November 8, 2016, Mr. Donald J. Trump was elected the next president of the United States. As a candidate, President Trump and his administration expressed support for policies impacting existing trade agreements, like North America Free trade agreement (“NAFTA”), and proposed trade agreements, and promoting greater restrictions on free trade generally and significant increases on tariffs on goods imported into the United States. Changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently operate could adversely affect our business.

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

In May 2017, we introduced a new Wipro logo. We adopted this new logo as we unveiled our new brand identity to represent our growth as a company in the digital and integrated technology spaces. Developing and maintaining awareness of our new brand are important to achieving widespread acceptance of our existing and future offerings and are important elements in attracting new customers. Our new logo may create confusion among our clients and may require additional expenditures to be made as we further develop our new brand recognition. Successful promotion of our brand will depend on the effectiveness of our marketing efforts. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand.

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

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, or hybrid contracts with features of both pricing models. We also undertake element or transaction based pricing, which relies on a certain scale of operations to be profitable for us. Our pricing is highly dependent on the client and our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically-distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. We may also fail to obtain renewals or provide ongoing services, the loss of which prevents us from realizing from long-term cost savings. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

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

We have alliances with companies whose capabilities complement our own. A significant portion of our service offerings are based on technology or software provided by our alliance partners. The priorities and objectives of our alliance partners may differ from ours. As most of our alliance relationships are non-exclusive, our alliance partners are not prohibited from competing with us or aligning more closely with our competitors. In addition, our alliance partners could experience reduced demand for their technology or software, including responses to changes in technology, which could impact related demand for our services. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive, our ability to offer attractive service offerings to our clients may be negatively affected, and our revenues and results of operations could be adversely affected.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers in Bangalore, Chennai, Hyderabad, Kolkata, Pune, Delhi, Mumbai and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers provides us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main office in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

We may be liable to our clients for damages or our reputation could suffer as a result of disclosure of confidential information or data security system failures.

We often have access to or are required to collect and store confidential client and customer data. As a service provider in the healthcare industry, we are also subject to data privacy and security regulations by both the federal and state governments in which we conduct our business, including the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information. We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the affected parties to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our client’s information security policies and procedures. If additional safeguards are required to comply with laws relating to privacy, security, and data protection, our costs could increase further, which would negatively affect our results of operations.

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

Cybersecurity breaches impacting confidentiality and integrity of our information technology and digital infrastructure could lead to financial obligations to our customers.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for our day to day business operations, hosting of data and service delivery, any potential cyber event impacting confidentiality, integrity and availability of this environment could lead to financial, disclosure of data, privacy, security, reputational, customer loss, legal, regulatory and contractual obligations to Wipro and may have direct impact to our customers and partners.

Given the rise of connected devices and transition to cloud, the impact of threats will continue to increase since threat attack area is increasing beyond the enterprise. Attempts for unauthorized access, malwares, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees, partners, third-party business providers or other stakeholders both internal and external are on the rise.

While various security controls mechanisms are deployed at different technology layers and re-enforced periodically, it may be difficult always to be successful considering the complexity of the environments, inter dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems and global digital presence hosted both in cloud and on premise. Our service operations and delivery is aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

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

Our IT Services business contributes approximately 95% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 39% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

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

USA

Since a large part of our business centers around the United States, changes to the U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allows us to compete for and provide timely and cost-effective services to our clients in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers. There are some legislative proposals which, if passed and signed into law, could add further costs and/or restrictions to some of the high-skilled temporary worker categories and in turn, our cost of doing business in the United States may increase further and that may discourage customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

We currently have sufficient personnel with valid nonimmigrant worker visas and are also increasing hiring in the US to continue services to clients. However, the uncertainty around whether we will continue to be able to obtain adequate number of nonimmigrant worker visas for our onsite employees on the same timeframe as we currently maintain, could affect our ability to be responsive to business needs and cause our revenue to decline.

UK

The UK government has implemented significant changes to the Tier 2 (ICT) visa category, resulting in increase of Tier 2 (General) salary thresholds, introduction of Immigration Skills Charge levy and abolition of Tier 2 ICT – Short Term Staff visa category, which was earlier used for short term assignments. This has led to increased operational costs and will make it more difficult for us to deploy expat resources to UK to meet the requirements of UK based clients.

We currently have sufficient personnel with valid visas and are also increasing local hiring in UK to continue services to clients. If in the long run, we are unable to mobilize our skilled professionals to serve our clients, it would have a substantial impact on our capacity to complete client projects and increase our cost of doing business.

Singapore

All the major Indian IT Companies with operations in Singapore have been placed in the Fair Consideration Watchlist by the Singapore Government. This has impacted our ability to apply for Employment Permits for our expat resource. We have submitted detailed replies substantiating our efforts to provide fair consideration and fair hiring practices framework for the general workforce in Singapore. However, presently the authorities are yet to reconsider the decision.

We currently have sufficient personnel with valid visas and are continuing with our ongoing effort of increased localization of resources However, there are instances of skills for which we are not able to get the right local resource and are not able to get employment permits to bring in expat resource, leading to loss of business and impacting our revenue.

Australia

Regulatory changes to the work visa regime have been introduced by the Australian Government in April 2017 to take effect in a phased manner to be implemented by March 2018. This could lead to increased operational costs and make it more difficult for us to deploy expat resources to Australia to meet the requirements of Australia based clients.

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

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels in many countries and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts in many countries to enact new legislations to restrict offshore outsourcing or impose restrictions on companies that outsource. Recently, in addition to calls for changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers, restrictive outsourcing legislation has been considered by federal and state authorities in the U.S. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2017 was ₹20,853 million (US$ 322 million). Additionally, as of March 31, 2017, we had contractual commitments of ₹12,238 million (US$ 189 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

We have acquired, and in the future may acquire or make investments in, complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. The acquisition of new businesses subjects us to many risks, and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete transactions on terms commercially acceptable to us. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which could otherwise be beneficial for us.

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

We may increase our interest expense and leverage if we incur additional debt to pay for an acquisition. Use of cash to pay for acquisitions may limit other potential uses of cash, including stock repurchases and dividend payments.

Integration of acquired entities is often a time-consuming and expensive process. We could have difficulty in integrating the acquired products, services, solutions or technologies into our operations. We could also have difficulties in assimilating and retaining the key personnel, consolidating and integrating IT infrastructure or operations of the acquired companies. We may face difficulties in meeting the needs of the acquired company’s customers and partners following completion of the acquisition. We may face litigation or other claims arising out of our acquisitions, including disputes with regard to earn-outs or other closing adjustments. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses.

Further, we may be required to integrate any acquired entities into our framework of internal control over financial reporting and disclosure controls and procedures. Integration, compliance and review of other entities’ internal control frameworks could be a time consuming and expensive process.

Goodwill and acquisition related intangibles that we carry on our balance sheet could give rise to significant impairment charges in the future.

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. For example, in the year ended March 31, 2017, we recorded impairment charges on certain intangible assets as a result of uncertainties around regulatory changes relating to the Affordable Care Act. Any significant impairment charges could have a material adverse effect on our results of operations.

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

There are risks associated with our outstanding and future indebtedness

There can be no assurance that our business, results of operations and financial condition will not be adversely affected by our incurrence of indebtedness. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our operations and generate sufficient cash flows to service such debt. In addition, the agreements that govern the terms of our indebtedness may contain a number of restrictive covenants imposing significant operating and financial restrictions. In the event that we fail in the future to make any required payment under the agreements governing our indebtedness or if we fail to comply with the financial and operating covenants contained in those agreements, we would be in default with respect to that indebtedness and the lenders could declare such indebtedness to be immediately due and payable, which could have an impact on our results of operations. There can be no assurance that we will be able to manage any of these risks successfully.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange (“NYSE”) rules, Securities and Exchange Board of India (“SEBI”) rules, the Indian Companies Act, 2013, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, SEBI has recently implemented Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) and Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”) which prescribe various new concepts and compliance requirements for Indian listed companies. Impact of such regulations may be far-reaching and often untested since they are of recent origin. Introduction of such regulations have added complexity to our corporate compliance regime.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2017, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the Companies Act, 2013 and our listing agreement with the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the Listing Regulations, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

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

Changes in financial reporting standards, management’s use of accounting estimates may affect our operating results and financial position.

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

Any adverse change in India’s debt rating or our credit rating by a domestic or international rating agency could negatively impact our business and profitability.

Any adverse revisions to India’s credit ratings for domestic and international debt or our credit rating by domestic or international rating agencies could adversely impact our ability to raise additional financing, as well as the interest rates and other commercial terms at which such additional financing is available. This could have a material adverse effect on our access to debt market, results of operations and financial condition.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.34% up to March 31, 2016 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following fifteen years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

Our ability to invest outside India, including acquiring companies organized outside India, depends on the approval of the Government of India and/or the Reserve Bank of India. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

•

if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs or Global Depositary Receipts (“GDRs”) or External Commercial Borrowings (“ECBs”) or Foreign Currency Convertible Bonds (“FCCBs”).

However, any financial commitment exceeding US $ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. Further, our investments in foreign operations may be subject to restrictions imposed by the RBI. We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of/investments in companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

We have more than 35,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

SEBI has recently implemented Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) and Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”) which prescribe various new concepts and compliance requirements for Indian listed companies. Impact of such regulations may be far-reaching and often untested since they are of recent origin. Introduction of such regulations have added complexity to our corporate compliance regime.

If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.358%. If the effective rate of a dividend distribution tax increases or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease.

Our stock price continues to be volatile.

Our stock price is affected by factors outside our control. Such volatility could negatively impact the perceived value and stability of our equity shares and ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, on which our equity shares are listed, including the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), have experienced problems that, if they continue or reoccur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

You may be subject to Indian taxes arising out of capital gains on the sale of the shares. Capital gains arising from the sale of shares are generally taxable in India.

Any gain realized on the sale of the Shares on an Indian stock exchange held for more than 12 months will not be subject to capital gains tax in India if the securities transaction tax has been paid on the transaction. The securities transaction tax will be levied on and collected by the Indian stock exchange on which the Shares are sold. Any gain realized on the sale of Shares held for more than 12 months on which no securities transaction tax has been paid, will be subject to capital gains tax in India. Furthermore, any gain realized on the sale of the Shares held for a period of 12 months or less will be subject to capital gains tax in India. See Item 10 of this annual report on Form 20-F for further information on the application of capital gains tax in India to our shareholders and ADS holders. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in shares and ADSs.

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

The Government of India has notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. This scheme is subject to guidelines and regulations to be enacted by the regulators like Reserve Bank of India, Ministry of Corporate Affairs, Ministry of Finance and Securities and Exchange Board of India. Once the regulations are fully notified, our shares can be freely convertible into depository receipts, which would impact the share price and available float in Indian as well as the price and availability of ADSs on NYSE.

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

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to ₹50,000 and where failure is a continuing one, with a further fine up to ₹1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including by the recently approved Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2017. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation – Material U.S. Federal Tax Consequences – Passive Foreign Investment Company”.

Item 4.	Information on the Company

Company Overview

Wipro Limited is a global information technology (“IT”), consulting and business process services company. By combining digital strategy, customer-centric design, advanced analytics, product engineering approach and a 360-degree view of “Business through Technology,” we help our clients create successful and adaptive businesses. We are recognized globally for our comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship.

We have over 160,000 employees serving clients in over 175 cities across 6 continents. We help customers do business better by combining deep technology and domain expertise, and consistently delivering world-class integrated, end-to-end services. Wipro is recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and corporate citizenship.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Indian Companies Act, 2013 (“Companies Act, 2013”). Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bangalore, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, Wipro raised gross aggregate proceeds of approximately $131 million in the initial U.S. public offering of American Depositary Shares (“ADSs”) that were listed on the New York Stock Exchange. Wipro equity shares are currently listed on the National Stock Exchange and Bombay Stock Exchange in India and Wipro’s ADSs are listed on the New York Stock Exchange (“NYSE”). Wipro is a constituent of the Nifty, Sensex and the NYSE TMT Indices. Our registered office is in Bangalore, India. Our senior management operates from local offices in key regions of operations such as North America, Europe, Australia, Africa, Latin America and Asia as well as from Bangalore, India.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, we further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, we leveraged our hardware expertise and began offering software services to our clients across the world. During the 2000s we scaled our IT business significantly by acquiring new clients, scaling relationship with existing customers and acquiring capabilities in emerging technologies, assets in focus markets and local talent in new geographies. In 2013, we demerged our non-IT business segments to focus solely on our IT business.

Over the last few years, we have been transforming our portfolio of services such as digital, cloud and advisory by investing in new technologies organically as well as through acquisitions. Today, Wipro is a leading information technology, consulting and business process services company that delivers solutions to enable its clients to do business better. We help customers do business better by combining deep technology and domain expertise, and consistently delivering world-class integrated, end-to-end services. We provide a range of services which includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, pay-per-use, as-a-service and outcome based models. We offer these services globally by leveraging our products, platforms, partnerships and solutions including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence PlatformTM (“HOLMES”). Wipro is recognized globally for its comprehensive portfolio of services, and a strong commitment to sustainability and corporate citizenship. In May 2017, to keep our brand contemporary, we unveiled our new brand identity, including a new company logo.

The new logo represents the way we “connect the dots” for our clients– seen through a digital lens for a digital world. Wipro’s brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve our clients’ complex business problems. We believe that the energy we gain from building the deep connectedness between people, ideas, communities and the environment should drive us to keep transforming – and to help our clients.

The rearticulated Spirit of Wipro resonates with our new identity. It is the indivisible synthesis of four values:

•	Be passionate about clients’ success

•	Treat each person with respect

•	Be global and responsible

•	Have unyielding integrity in everything we do

Our business comprises of the IT Services and IT Products segments. For the fiscal year ended March 31, 2017, the IT Services segment generated 95% of our revenue and 102.3% of our operating income. For the same period, the IT Products segment generated 5% of revenue and (1.8%) of operating income. (0.5%) of our operating income pertains to reconciling items. (Refer note 30 of the notes to consolidated financial statement).

Our customer-facing functions of sales, marketing and business development are organized into teams that focus primarily on industry verticals, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions are staffed locally in markets such as the United States, Latin America, Continental Europe, India, the Middle East and Africa.

Wipro was recognized as a 2017 World’s Most Ethical Company for the sixth successive year by the Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices.

Wipro was awarded the ‘NASSCOM Corporate Award for Excellence in Diversity and Inclusion 2016’, in the category of ‘Best Program for Excellence in Gender Diversity’ by the National Association of Software and Service (“NASSCOM”) for having institutionalized robust and successful programs for driving and sustaining gender diversity initiatives, policies and processes.

Wipro has been recognized as a member of the global Dow Jones Sustainability Index for the seventh year in succession.

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

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Appirio Inc. (“Appirio”), a global cloud services company that creates next generation worker and customer experiences;

•	HPH Holdings Corp. (“HealthPlan Services” or “HPS”), a leading independent technology and Business Process as a Service (“BPaaS”) provider in the U.S. Health Insurance market;

•	Cellent AG (“Cellent”), a leading IT consulting and software services company offering holistic innovative IT solutions and services in the DACH region of Germany, Austria and Switzerland;

•	Designit AS (“Designit”), an award winning and global strategic design firm specializing in designing transformative product-service experiences; and

•	ATCO I-Tek Inc., the provider of IT Services to ATCO Group, a leading Canadian global utilities and logistics company.

Please see Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions.

During the year ended March 31, 2017, we also announced our intent to acquire InfoSERVER S.A. (“InfoSERVER”), an IT services provider, which is focused on providing custom application development and software deployment services in the Brazilian market. This acquisition was completed in April 2017.

Capital Expenditure

We incurred total cash outflow of ₹12,661 million, ₹13,951 million and ₹20,853 million during the fiscal years ended March 31, 2015, 2016 and 2017, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets. As of March 31, 2017, we had contractual commitments of ₹12,238 million related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Buyback of equity shares

During the fiscal year ended March 31, 2017, we concluded the buyback of 40 million equity shares at a price of ₹625 per equity share, as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹25,000 million (U.S. $386 million). As a result of the buyback, our share capital has been reduced by ₹80 million.

Bonus issuance

On April 25, 2017, our board approved the issue of stock dividend, commonly known as an issue of bonus shares in India, subject to shareholder approval. If approved, we will issue to all shareholders (including to ADS holders) as of June 14, 2017, the record date fixed for the purpose, bonus shares in the proportion of one equity share for every one equity share held as of such record date. The Companies Act, 2013 permits a company to distribute an amount transferred from the free reserves or other permitted reserves, including share premium account, to its shareholders in the form of bonus shares, which are similar to a stock dividend.

We have sought the approval of shareholders for the aforesaid issue of bonus shares through postal ballot/e-voting as per the applicable provisions of the Companies Act, 2013, vide postal ballot/e-voting notice dated April 25, 2017. The holders of ADSs may also vote on these resolutions by providing necessary instructions through the Depositary. The last date for receipt of completed postal ballot forms and completion of e-voting by shareholders is June 3, 2017 and results of postal ballot/e-voting are to be announced on or before June 5, 2017. If approved by shareholders, the entire process of issue of bonus shares is likely to be completed by June 24, 2017.

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

Global IT service providers offer a range of end to end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the Strategic Review 2017 of NASSCOM (the “NASSCOM Report”) in FY17, IT export revenues, from India grew by 7.6%, to an estimated $117 billion.

In the last few years, enterprises around the world are embracing the reality that digital transforms every aspect of business. Experiences, consumers, entire industries, business models and ways of working are all rapidly and fundamentally changing. Recognition of these trends, combined with the realization that enterprises may not be able keep up with this pace of change, has a profound impact on our clients. This requires new business models, new ways of working and integrated capability across strategy, design and technology. According to the NASSCOM Report, the projection for the Indian technology and services industry is to reach $200 billion to $225 billion in revenues by 2020 and between $300 billion to $350 billion by 2025, from a base of $154 billion in 2017.

IT Products

The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the hardware segment of the IT-Business Process Management exports from India is estimated to be $14 billion in fiscal year 2017. The domestic market in India is also estimated at $14 billion in fiscal year 2017. Emergence of cloud computing technologies is negatively affecting demand for IT products such as servers.

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

Our IT Services business provides a range of IT and IT-enabled services which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design to leading enterprises worldwide.

The vision for our business is “To earn our Clients’ trust and maximize value of their businesses by providing solutions that integrate deep industry insights, leading technologies and best in class execution”. In doing business we seek to emphasize our core values of being passionate about our client’s success, treating each person with respect, being global and responsible, and maintaining unyielding integrity in everything we do. Our ambition for 2020 has set the direction of our strategy.

The markets we serve are undergoing rapid changes due to the pace of developments in technology, innovation in business models and changes in the sourcing strategies of clients. Pressures on cost-competitiveness, an uncertain economic environment and immigration restrictions are causing clients to develop newer business models. On the technology front, digital business has changed the nature of demand for IT services. Development of advanced technologies such as cloud based offerings, big data analytics, mobile applications and the emergence of social media are shifting the point of decision-making on IT sourcing within clients’ organization from the traditional Chief Information Officer to newer stakeholders such as Chief Marketing Officer, Chief Digital Officer and Chief Risk Officer. These trends on newer business models, emerging technologies and sourcing patterns provide us with significant growth opportunities.

Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. We have a diverse range of clients, primarily in the India and Middle East markets from small and medium enterprises to large enterprises in all major industries. We continue to focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our Business Strategy

Technology has become increasingly central and core to enterprises across industry segments. In addition, consumerization of IT has led to blurring of boundaries between business needs and technology enablement. This has led Wipro to place a strong focus on efficiency in the “run” side of our clients operations while also driving transformation on the ”change” side of our clients business. The “Run” Strategy is about “Modernizing the Core” of our clients’ process and technology landscape, i.e., helping clients achieve significant efficiencies in their core operations through various levers across our core market segments. The “Change” Strategy is about “Driving the Future” and is focused on helping our clients drive Digital transformation enabled by digital capabilities and assets delivered by Wipro and its partner ecosystem.

Modernize the Core – the “Run” Strategy

1.	Integrated Services

Enterprises are looking for the right partner in helping them with business outcomes. Traditionally, IT services have evolved around a distinct set of services. In recent times, the expectation from vendors is to solve client’s business problems by leveraging domain knowledge, technology expertise and integration of multiple services. The emergence of “As a service” consumption models is leading to a market demand for delivery of integrated services such as (“BPaaS”).

We have given the dedicated Integrated Services and Solutions Group (ISSG) a goal of integrating end-to-end technology solutions from multiple service lines like applications, infrastructure services and analytics. Our focus is to build integrated offerings across four key business themes: Customer Experience, Business Acceleration, Simplified and Sustained IT and Connected Ecosystem. In integrating services to solve customer’s business problems, the unit will consider reference architectures, selection of tools and platforms, cost effectiveness of solution and best practices. An example is Insights as a Service, which accelerates Time-to-Insights using the Data Discovery Platform (“DDP”) powered by advanced visualizations, models, accelerators and algorithms and is offered as “Pay-Per-Use”.

2.	Simplification

Enterprises are focused on cost reduction with improved quality of service and reliability, coupled with variable pricing arrangements. Wipro’s approach to achieve enterprise objectives is to deliver simplification of a client’s technology landscape through consolidation, elimination, automation and crowdsourcing. An example of one of our approaches is the Framework for Application Services Transformation (“FAST”). FAST covers the following:

•	New age application (“app”) development;

•	App rationalization, optimization & modernization;

•	Cloud app services;

•	Newer methodologies such as AgileBase and DevOps; and

•	Next generation quality assurance, app support and trust management.

3.	Hyper-Automation

Our focus is to help clients achieve their ‘Run’ goals through significant cost optimization in operations by deploying cutting edge platforms and technologies that drive hyper-automation and achieve industrialization of service delivery. We have set up a dedicated integrated unit called HOLMES to drive hyper-automation across IT and Business operations for our clients.

Wipro HOLMES helps enterprises hyper-automate processes and helps businesses by offloading specific cognitive tasks to the artificial intelligence (“AI”) platform to gain cost efficiencies, agility and enhanced user experience. HOLMES helps businesses adopt a hybrid mode of operation (i.e., pairing automation and human effort), which is achieved through a combination of virtual agents, predictive systems, cognitive process automation, visual computing applications, knowledge virtualization and AI reasoning.

4.	Partner Ecosystem

We have a dedicated unit to deepen and widen our Partner ecosystem networks to drive creation of new markets and solutions, expand in key verticals/geographies and drive Go-to-Market (“GTM”) outcomes. We have classified Partner Ecosystem in the following categories

•	Strategic Partners : Multiple product lines with significant business volume and potential.

•	Growth Partners: Single practice alliances.

•	Niche Partners: Niche products with differentiated solutions.

5.	Localization

We are driving localization initiatives in our key geographies such as the United States, United Kingdom, Continental Europe, Canada, Latin America, Africa, Asia-Pacific and the Middle East. We believe that commitment to these geographies is important in growing our business. We expect an increase in the percentage of our global workforce comprised of local employees and consultants, and diversity is a key strategic priority as part of our globalization efforts.

Our localization strategy is based on the following:

•

Mergers and Acquisitions: In the United States, our acquisitions of HPS and Appirio have enhanced our local presence. In Continental Europe, we enhanced our local presence through the acquisition of Cellent AG, an IT Services company serving Germany, Austria and Switzerland.

•	Local Delivery and Digital Centers: We are enhancing local delivery capability at multiple locations . We are investing dedicated efforts in growth markets like Latin America, Canada and Africa.

•	Strategic Partnerships: We are strategically partnering with local universities to drive local hiring through campus recruitment and entering into partnerships with local entities.

•	Local Leadership Talent: We also hire and develop local leadership talent through various initiatives.

Driving the Future – the “Change” Strategy

6.	Digital and Advisory

As clients increasingly transform to become “digital providers” of products and services, we continue to invest and build capabilities in digital strategy, design, architecture and engineering. We are doing this by deploying an experience-focused and high-velocity capability at scale, which gives our clients the ability to “sense and respond” to the emerging needs of their customer. We have adopted a five-pronged approach to drive Digital:

•	Significantly enhance market access with Digital as a prime service line;

•	Deliver design and engineering by amplifying impact through Designit® and Buildit® platforms for onshore-pod-based co-creation, rapid prototyping and acceleration;

•

Drive solutions, IP and Digital Center of Excellence (“CoE”) by strengthening existing engagements, horizontal offerings (e.g., cloud computing and Internet of Things (“IoT”)) and service enablers, creating disruptive solutions, IP and platforms and developing new CoEs in areas such as marketing technology, digitization, cloud development and Outcome-based business constructs;

•

Scale talent through identified candidate pools, continuous proactive hiring, increasing campus hiring and scaling through Digital Academy for high-end engineers, top-end coders, digital architects, data scientists, digitization consultants, service design experts, specialized digital delivery practitioners, industry focused strategists and solution experts; and

•	Accelerate access to differentiated capabilities in Digital skills – design, engineering, cloud, cybersecurity, mobility and Digital marketing.

Our acquisition in the Digital and strategic design space, Designit, has integrated well with our digital unit. Our clients are beginning to see the benefits of design and engineering working together to deliver remarkable customer experiences at speed and at scale. The joint GTM is securing synergy deal wins for us. For example, the design capability combined with our technology skills helped us win a large digital engagement with a global bank.

In the fiscal year ended March 31, 2017, we have trained over 39,000 professionals in digital technologies. We are expanding our innovation labs, or digital pods, to offer enhanced transformation services to global customers. Currently we have 14 digital pods spread across the globe including in London, New York, Bangalore, Tokyo, Stockholm, Bogota and Tel Aviv.

We have created a consulting ecosystem to consolidate and leverage advisory capabilities housed within different units. We are focused on delivering growth and improving quality for our clients, thereby delivering impact to us through growing business relationships and creating integrated deals.

7.	Non-Linearity

Given the need to address business challenges with speed and to differentiate amongst service providers, we continue to focus on IP development to drive non-linearity in our business.

We have a significant thrust to drive non-linearity through investments in IP in the form of platforms acquired through acquisition of Gallagher Financial Systems Inc., Opus Capital Markets Consultants LLC, HPS and ProMAX Systems, Inc. and organically developed platforms such as HOLMES, frameworks and solutions.

We have a dedicated unit to drive non-linear revenue growth by leveraging IP-based products, platforms and solutions as well as through automation and innovative commercial constructs and delivery models.

As part of this effort, we have increased our patent filings significantly in the past few years and have developed a business model that emphasizes our patent portfolio and growth in our inventor base within the organization. Industry analysts and rating organizations recognize the quality of our intellectual property (“IP”) and we intend to continue developing high quality inventions. Many of our patents are in emerging technology areas and serve as a foundation for many of our new technology platforms, including AI, IoT, connected devices and autonomous vehicles.

8.	World class Ecosystem

Given the pace and scale of disruption in the technology landscape, it is imperative to have a proactive and structured approach to tap the innovation ecosystem. Our ecosystem strategy is defined around building and nurturing four types of ecosystem plays through Start-ups, M&A, academia partnerships and the Horizon Program.

Start-up Partnerships

As part of a start-up engagement model, we have invested in building world-class partnerships through a US$ 100 million corporate venture capital fund, Wipro Ventures, aimed at investing in cutting edge start-ups in areas such as digital, IoT, big data, open source, cybersecurity, fintech and security, supplier collaboration platform and AI. During the fiscal year ended March 31, 2017, Wipro Ventures has seen strong traction and scale. Currently we hold 9 such investments with a cumulative spend of $ 24.5 million in start-ups working in big data and analytics (Talena, Inc.), AI (Vicarious FPC, Inc., Investments through TLV partners), IoT (Altizon Systems Pvt Ltd), mobility (Avaamo Inc.), supplier collaboration platform (Tradeshift Inc.), fintech and security (Vectra Networks Inc., Emailage Corp., IntSights Cyber Intelligence Ltd.) –technologies that are reshaping the future of enterprises.

M&A

Acquisitions are a key enabler for us and drive our capability to build industry domain, strengthen our presence in emerging technology areas including Digital, and increase market footprint in newer markets. We focus on opportunities where we can further develop our domain expertise, specific skill sets and our Global Delivery Model to maximize service and product enhancements and higher margins. We also use our acquisition program to increase our footprint in certain large customers and pursue select business opportunities.

Acquisitions consummated during the year ended March 31, 2017 include Appirio.

Appirio is a leader in cloud services and brings significant partnerships with Salesforce.com, Inc. and Workday, Inc. as well as ecosystem partners such as ServiceMax, Inc., Google Inc., Medallia, Inc. and Cornerstone OnDemand Inc. Its talented team and strong crowdsourcing community (called Topcoder) are strategic assets. Topcoder is a leading crowdsourcing marketplace which connects over a million designers, developers and data scientists around the world with customers via online computer programming competitions hosted on its platform. With over 1,250 employees, over 700 of which are based in the U.S., they have a presence in Indianapolis, San Francisco, Dublin, London, Jaipur and Tokyo. Appirio has differentiated assets in Customer Relationship Management (“CRM”), Customer Experience and Human Capital Management (“HCM”), including a strong base of enterprise clients.

We have also consummated the acquisition of InfoSERVER during April 2017. InfoSERVER is a Brazilian IT Services company that predominantly caters to the Banking, Financial Services and Insurance markets in Brazil. Over the last 21 years, InfoSERVER has been recognized for its excellence in delivery and specialized knowledge of local banking domain and processes. InfoSERVER is headquartered in São Paulo, Brazil. With this acquisition, Wipro and InfoSERVER will be able to deliver a full suite of integrated IT services across Digital, consulting, and business process services to four of the top five banks in Brazil.

Academia Partnerships

The objective of our academia partnerships is to promote cutting edge technology research and capability aligned to academia objectives. Our focus is to work with academic institutions and associations in the United States, Europe, Israel and India in the fields of computer and electrical engineering. There are three models of engagement: project, program and joint research. We have current partnerships with universities and industry associations and our endeavor is to expand these partnerships in the defined research areas, which are aligned with our strategic areas of interest.

Horizon Program

The goal of the Horizon Program is to drive organic incubation in emerging areas covering products, platforms, solutions and capabilities. In order to achieve this objective, we are investing in key areas such as AI, cloud computing, cybersecurity, digital experience, digital marketing and commerce and Industry 4.0, or the automation and data exchange in manufacturing technologies such as IoT. During the year ended March 31, 2017 we have funded 15 new ideas as a part of this program

9.	Future Focus Areas

As a result of the fast-paced change the IT Services industry is undergoing, we continue to invest in areas with a focus on future potential. We are investing in the areas of crowdsourcing, new age markets, HOLMES for Business and emerging areas such as Blockchain, Software Defined Everything and cybersecurity.

Crowdsourcing

As a part of the Appirio acquisition, we acquired Topcoder, which is a leading crowdsourcing marketplace with over a million participating designers, developers and data scientists. We are focusing on building crowdsourced delivery models to better serve the needs of our customers.

New Age Ecosystem

Given the different needs of new age companies, which are quickly changing the customer landscape and disrupting incumbents in their respective industries, we have formed a New Age Business Ecosystem to cater to the needs of these companies. This unit is tasked with creating solutions, platforms and offerings for these customers in the areas of digital, cloud, analytics, cybersecurity and BPaaS, among others.

HOLMES for Business

HOLMES, a cognitive AI Platform with a rich set of cognitive computing services based on open source software, is focused on solving key enterprise business use cases by utilizing AI business processes. HOLMES for Business is focused on solving use cases in areas such as compliance, onboarding, customer service, supply chain and anomaly detection, with a strong focus on building verticalized solutions.

HOLMES continues to receive strong adoption, with a number of customers across diverse industry segments.

Blockchain

We have significantly invested in developing IP, advisory services, Blockchain networks and our Blockchain partner ecosystem. During the fiscal year ended March 31, 2017, we successfully completed multiple pilot projects and we plan to focus on large scale roll outs during the fiscal year ending March 31, 2018.

Software Defined Everything (“SDX”)

We have significantly invested in building a Center of Excellence to showcase our capabilities in SDX. We are significantly focusing on enhancing our skill sets across software defined storage, software defined network, software defined datacenter and cloud computing.

Cybersecurity

Given the rise of connected devices and transition to the cloud, cybersecurity threats will continue to increase as the threat attack area continues to increase beyond the enterprise. We have invested in building deep capability in the areas of consulting, cloud security (public, private and hybrid cloud) and leveraging machine learning and analytics, to improve threat detection and response to secure our customers’ assets and IT from cybersecurity threats.

Driving differentiation and leadership through our people

We believe that our employees are the backbone of our organization and a key differentiator in the global market for IT services. We are committed to recruiting and training highly skilled employees, service providers and leaders. Our aim is to build a best in class global, diverse leadership team, hire locally and provide our employees with attractive opportunities for learning, career enhancement and growth. We continue to design and implement processes and programs to foster people development, leadership development and skill enhancements among our global team. It is our aim to be a global company that not only serves clients but also empowers our employees worldwide to increase their expertise beyond their industry peers.

Operating Segment Overview

Our business comprises of the IT Services and IT Products segments. Additionally, we provide our IT Services segment revenue and results by industry verticals. Our industry verticals are subject to change and may vary depending on industry trends. Please see Note 30 of the Notes to Consolidated Financial Statements for additional information regarding our segments and IT Services verticals.

IT Services Offerings

We are a leading provider of IT services to enterprises across the globe. We provide a range of services which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally leveraging our products, platforms and solutions through a team of over 160,000 employees using our Global Delivery Model. Our key service offerings are outlined below:

•

Digital: At Wipro Digital, the digital unit of Wipro, we focus on the insights, the interactions, the integrations and innovations that matter for brands, businesses and their customers. Together with our acquired design firm, Designit AS, we build multi-disciplinary teams combining strategy, design and technology experts oriented around the customer.

•

Our multi-disciplinary, purpose-built team includes experts in digital and marketing strategy, service design, user interaction, technology and agile development and more. Our extensive experience in solving complex business, marketing, and technology problems in industries including finance, manufacturing, media and telecommunications, retail, consumer goods, transportation, government, health and life sciences, and energy brings differentiated capability, scale, agility and acceleration to client engagements.

•

Application Services: We offer integrated business solutions that span across enterprise applications and digital transformation to security and testing. We offer services designed to help customers integrate digital technologies and remain agile, while also keeping their business efficient and secure. Our service offerings include:

•	Oracle Application Services – We deliver end-to-end services across the entire Oracle product spectrum including E-Business suite, Oracle Cloud Applications (HCM, CRM, ERP) and Engineered Systems.

•	SAP Application Services – Our expertise spans the entire SAP product spectrum including SAP HANA, SAP Cloud Applications (SF, Ariba) Hybris, BW on HANA, and Mobility solutions.

•

Connected Enterprise Services – Our solutions like Digital Customer Experience Management and ENCORE, a next generation e-commerce solution, enable businesses to engage customers, drive sales, enhance customer experience and create an integrated enterprise that delivers a consistent, omni-channel customer experience.

•

Cloud Application Services – We drive solutions and services for key front-office and back-office enterprise processes including HCM, CRM, Enterprise Resource Planning (“ERP”), by leveraging best-of-breed SaaS solution stacks and industry partners. We have extensive experience in advisory, implementation, rollout, migration and application support.

•

Enterprise Architecture – We assist clients in establishing the structure, processes and tools for improvements in technology governance and the metrics they need to measure the alignment of their IT landscape with their business goals. Our solution enablers, which are called ’Smarter Applications’, accelerate adoption of next generation architectures.

•

Enterprise Security Solutions – We help enterprises to enhance security strategy and information security posture and enable compliance programs by innovative security platforms like Risk Intelligence Center, Data Governance Center, Security Intelligence Center, Security Assurance Center and Security Management Center.

•

Application Development & Maintenance (ADM): Our ADM offering is focused on bespoke application development and maintenance in legacy as well as digital environment. As more and more businesses move to product based solutions and SaaS solutions, there is increased pressure on cycle time reduction and cost, while delivering and maintaining bespoke solutions. As businesses invest in digital solutions, there is renewed interest in re-developing applications to cater to mobility needs, social media-compatibility of the digital offerings. In alignment with these needs, Wipro has adopted lean and agile practices to deliver ADM services in the shortest possible time lines and cost.

•

Testing Services – We deliver functional assurance, better quality and enhanced performance with our offerings like risk-based testing, cloud testing, business assurance, ready to deploy tools such as model based testing and test lifecycle automation and industry point solutions such as Digital Assurance platform.

•

Microsoft Services – We align with Microsoft’s “Mobile First, Cloud First” strategy to help organizations drive agility and simplify business processes and provide an insight-driven digital customer experience by leveraging our consulting expertise, over 40 best-in-class collaborative solutions, including Digital Workplace, AgileBase and DevOps, and productivity services that incorporate Wipro’s HOLMES and Azure’s intelligent cloud platform.

•

Global Infrastructure Services (“GIS”): GIS is an end-to-end IT infrastructure and management service provider that helps global clients in their digital evolution. We offer Business Advisory, Cloud Migration, Data Center Transformation, Workplace Transformation, Networks, System Integration and Managed Services. This unit has a global team of over 30,000 infrastructure consultants and is backed by a strong network of strategic technology partners, integrated ServiceNXT™ operation centers, 14 data centers as well as in our homegrown automation platform, Wipro HOLMES Artificial Intelligence PlatformTM.

•

Product Engineering Services Group (“PES”): PES facilitates breakthrough product and engineering services transformations across all major industry verticals. With a focus on Digital transformation, PES’s specialized team of over 10,000 skilled professionals combined with in-house innovation labs deliver end to end engineering R&D services. This group is working on significant developments in new age technologies such as IoT, cloud platforms, 3D printing, virtualization, smart devices and AI.

•

Analytics: At Analytics, we consult our customers across the entire length of their data supply chain, leveraging our AI, machine learning, advanced analytics, big data and information management platforms and capabilities. We focus on developing end-to-end analytics and information strategies across the Data-Information-Insight-Recommendation-Execution value chain by using our advanced analytics capabilities that leverage our pre-built solutions for specific industries and processes. The service offerings include

•

Data Platform Engineering services, which focuses on delivering accelerated platform development catering to the areas of internet scale applications, big data platforms and high performance computing.

•	The Big Data Analytics practice, which offers insight delivery in real time or near real time through analytical platforms and solutions built utilizing open source platforms.

•	The Information Management practice, which is dedicated to enabling the digital transformation journeys of its clients through a trusted data foundation.

•

The Business Intelligence (“BI”) practice, which is focused on helping businesses unleash the value from their data and provide timely, contextual and relevant actionable insights rendered through rich and interactive visualizations.

•	The Database practice, which is focused on enriching Analytics’ competency in IT architecture and consulting.

•

Business Process Services (“BPS”): BPS is a global leader in providing next generation technology-led business process services to global enterprises. Our mission is to drive superior customer experience, high levels of efficiencies, uncompromising quality, improve efficiency and productivity to maximize profit and to transform the business processes from manual to a completely automated functions. We provide accelerated business results driven by analytics across every touch point of the business through marketing services, content development and management, finance and accounting, sourcing and procurement, human resources, legal process support services and customer relationship management.

Wipro BPS’ key non-intrusive industry and technology agnostic differentiators are:

•

Enterprise Operations Transformation Framework – A suite of comprehensive solutions to address the central business essentials of achieving process efficiencies with a focus on enhanced customer experience, cost optimization, reduced cycle times and improved accuracy. The solution suite delivers standardized service, touching all engagements of a customer lifecycle through simplification, automation, intelligence and immersive experience, supported by a cross trained team of over 100 consultants, our proprietary solutions, platforms and alliance with leading solution providers for automation solutions.

•

Base)))™ – Wipro’s Business Operations platform Base)))™ comes with business and operations analytics, pre-built process libraries, business design and process management components to manage today’s business operations.

•

Next Gen Customer Experience (“NGCE”) – Our NGCE platform leverages cognitive analytics to reduce interaction costs, increase revenue per customer, improve employee productivity and enhance customer experience.

•

Robotics Process Automation (“RPA”): – RPA serves the next-generation BPS, which delivers beyond labor arbitrage to improve processes and accuracy by eliminating human error and optimizing cost. RPA helps achieve next generation business goals and transformative impact through rapid deployment and limited capital expenditures requirements.

•

BPaaS – Wipro delivers best of technology-led services to its customers. Wipro’s (BPaaS) delivery solutions allow standardized, yet highly configurable processes for quick deployment and use. We continue to invest in building a larger BPaaS portfolio, which now includes:

•

Source-to-Pay (“S2P”) BPaaS Suite: Our BPaaS is a comprehensive, strategically differentiating and readily deployable plug and play solution that leverages a mix of partner and in-house technologies that addresses current and future procurement challenges with digital agility, reporting accuracy and proficient services.

•

HPS Links Platform-as-a-Service Solution: Through the acquisition of HealthPlan Services, we offer market-leading technology platforms and a fully-integrated BPaaS solution to health insurance companies (“Payers”) in the individual, group and ancillary markets. Payers rely on this innovative and robust offering to acquire service and retain members. Payers also leverage the analytical and predictive engines of this solution to better serve their members.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue (US$)	Year ended March 31, 2015	Year ended March 31, 2016	Year ended March 31, 2017
1-3 million	231	219	248
3-5 million	80	83	86
5-50 million	200	215	234
50-100 million	20	24	25
> 100 million	11	9	9

Total > 1 million	542	550	602

The largest client of our IT Services business accounted for 4%, 3% and 3% of revenues from the IT Services business as a whole for the years ended March 31, 2015, 2016 and 2017. The five largest clients of our IT Services business accounted for 13%, 12% and 10 % of our total IT Services revenues for the years ended March 31, 2015, 2016 and 2017, respectively.

IT Services Sales and Marketing:

We sell and market our IT services through our direct sales force. Our sales operations are global but also maintain a local presence so we can satisfy the requirements of global enterprises. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

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

In a program we call ‘OneVoice’ we are enabling our sales teams to sell our Digital services to ensure that we are digital partners for our key customers. We seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

We have also launched a program called ADROIT that is designed for approximately 900 Delivery Managers to foster learning agility in the account teams, in a next generation application delivery and delivery-led sales framework.

Marketing: In May 2017, in keeping up with contemporary changes in industry, we unveiled our new brand identity. The new brand focusses on how Wipro is transforming its capabilities, offerings, ways of working to cater to the transforming IT services business.

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

The following factors differentiate us from our competition:

1.

The comprehensive and integrated suite of IT solutions, including digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design.

2.	Wipro Digital’s integrated propositions in customer mapping and interaction, seamless integration and data science and insight differentiate its approach with customer journey engineering.

3.	Our scale in cloud application services is one of the largest in the world.

4.

Our organizational culture of innovation and our early start in deploying cutting edge platforms and technologies that drive hyper-automation and achieve industrialization of service delivery, such as Wipro HOLMES Artificial Intelligence PlatformTM.

5.

Our investments in developing IP across products, platforms, frameworks, solutions, components, accelerators, tools and apps that enable us to provide standardized solutions to our customers and obtain enormous time-to-market advantage.

6.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporates.

7.	Our ability to provide an entire range of research and development services from concept to product realization.

8.	Our Global Delivery Model that leverages our global, regional and local near-shore development centers and collaborative technologies to help us better serve our clients in this modern technology era.

9.	Our ability to access, attract and retain highly skilled personnel across key markets.

10.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

11.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

12.	Our commitment to the highest levels of corporate governance.

IT Services Industry Verticals

Effective April 1, 2016, in order to provide strategic focus and draw synergistic advantages among our sales, marketing and business development teams, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical. The revised industry verticals are as follows:

1.	Banking, Financial Services and Insurance (“BFSI”)(1)

2.	Healthcare and Lifesciences (“HLS”)

3.	Consumer Business Unit (“CBU”)

4.	Energy, Natural Resources and Utilities (“ENU”)

5.	Manufacturing and Technology (“MNT”)

6.	Communications (“COMM”)

Our IT Services business is organized into six industry verticals:

•

Banking, Financial Services and Insurance (“BFSI”): BFSI is our largest business unit in terms of revenue, and includes clients in banking, insurance, and securities and capital market industries. Our banking practice has partnered with many of the world’s leading banks. Our insurance practice has been instrumental in delivering success to our insurance clients who are part of Fortune 100 insurance companies through our solutions accelerators, IP, end-to-end consulting services, and flexible global-delivery models. We have partnered with leading investment banks and stock exchanges worldwide, providing state-of-the-art technology solutions to address business priorities including operational efficiency, cost optimization, revenue enhancement and regulatory compliance.

•

Healthcare and Lifesciences (“HLS”): At HLS, we are building a patient-centric interconnected health ecosystem. With our ‘Discovery to Recovery’ strategy, we are building collaborative systems that will bring people, technology and information together to improve lives. This will enable us to connect companies, communities and individuals, combining insights, innovation and integration to change how healthcare services are provided in the future.

(1)	“Finance Solutions” has been used to describe “BFSI” in some of our earlier communications.

•

Consumer Business Unit (“CBU”): CBU offers a full array of innovative solutions and services to cater to the entire value chain, where the consumer is at the core, through a blend of domain knowledge, technology expertise and delivery excellence. We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product and customer performance across the globe. We provide strong consumer-centric insight and project execution skills across retail, consumer goods, media, travel and public sector. Our domain specialists work with customers to maximize value through technology investments. Wipro’s CBU encompasses Retail, Consumer Goods, Media, Entertainment, Publishing Industries, Public Sector and Travel and Hospitality sectors.

•

Energy, Natural Resources and Utilities (“ENU”): Our ENU industry vertical has been collaborating with and serving businesses across the globe for over 16 years. Our deep domain and technology expertise has helped the business become a trusted partner to over 75 leaders in the Oil and Gas, Mining, Water, Natural Gas, Electricity, Engineering and Construction industries across North and South America, Europe, Africa, Australia, India, the Middle East, New Zealand, Southeast Asia and Turkey.

Wipro’s ENU vertical has been recognized by analysts as a major player in the Utilities sector. We provide consulting, engineering, technology and business processes services expertise to the Utilities industry across Generation and Renewables, Transmission and Distribution, Retail, Smart Grid, Energy Trading and Risk Management and Health, Safety, Security and Environment. Wipro is a strategic partner for many of the world’s major oil and gas companies and is recognized as a leader in IDC’s MarketScape: Worldwide Oil and Gas Professional Services 2016 Vendor Assessment and was rated in the Winners circle in the HfS Blueprint Report: Energy Operation 2016. Strategic acquisitions have further strengthened our capabilities and presence in the Energy sector. Our offerings encompass sectors such as oil and gas, mining, utilities, airports, ports, transportation and manufacturing.

•

Manufacturing and Technology (“MNT”): Wipro’s MNT business unit caters to both the technology providers and consumers. Our extensive customer portfolio includes semiconductors, computer software and storage, platforms and software products, network equipment providers, consumer electronics and peripherals, aerospace and defense, automotive, industrial and process manufacturing companies.

Our extensive domain expertise helps cater to customer requirements across product design, manufacturing, customer experience and aftersales revenue. We have leveraged our network of partners and academia to develop IP, platforms and domain/industry focused solutions. Our Industry 4.0/Smart Manufacturing IP and accelerators help customers redesign their supply chain to improve overall quality and operational efficiency. With significant investments in our after-market services, we help customers maximize their revenue by opening new revenue streams and enabling them to capture market share by adopting new business models. We are investing in emerging technologies which include autonomous systems and robotics, industrial IoT, augmented reality /virtual reality, software defined network /network function virtualization, 5G, light fideity and next generation engineering based on customer and micro services.

•

Communications (“COMM”): For more than two decades, we have offered end to end Systems Integration and Transformation, Managed Services, Business Process Services and Engineering services to global communications service providers. The market disruption caused by network technology changes such as 4G/LTE/5G, digital services and new business models has considerably changed the expectations from our Communication Service Providers clients. We assist our clients in being able to successfully deliver business outcomes amidst the changing business, technology and regulatory environment.

IT Products

In order to offer comprehensive IT system integration solutions, we use a combination of hardware products (including servers, computing, storage, networking, security), related software products (including databases and operating systems) and integration services. We maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions.

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

IT Products Competition

Our competitors in the IT Products market include global system integrators as well as local and niche services providers operating in specific geographies like India and the Middle -East. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

1.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporations.

2.	Our deep understanding of the market especially in the India and Middle East geographies.

3.	Our trusted ability to provide impartial advice on selection of products.

4.	The Wipro brand that is recognized for serving the Indian market of over seventy years.

5.	Our commitment to environmental sustainability as well as deep engagement with communities.

Intellectual Property (“IP”)

We believe that IP is increasingly a strong driver of business competitiveness and profits, especially in a knowledge intensive economy. Our IP portfolio is key to our strategy to drive non-linearity, and we believe that our IP will differentiate our products and services, introduce new benefits, reduce costs and improve products and services quality. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our IP.

We have invested in developing IP across products, platforms, frameworks, solutions, components, accelerators, tools and apps. This IP development enables us to provide standardized solutions to our customers and obtain significant time-to-market advantage over the general preference for customized solutions which entail higher cost and longer timelines. Using our IP, we are able to offer innovative commercial models in delivering services.

Wipro won the “Asia IP Elite” award from the Intellectual Asset Management publication for the fourth consecutive year for best IP Practices.Wipro also won the “India Innovation” award from Thomson Reuters, for the second consecutive year, which recognizes us as one of the top 50 Innovative Companies in India.

As of March 31, 2017, we have 250 registered patents in various countries. We have approximately 1,412 patent applications pending for registration in various jurisdictions across the world.

As of March 31, 2017, we held more than 500 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 260 trademark applications are pending for registration in various jurisdictions across the world. We have more than 380 registrations completed with respect to WIPRO and the flower logo trademarks in over 70 territories across the world (including Madrid Protocol countries) and more than 60 trademark applications pending registration in India, Vietnam, Malaysia, Singapore, Nepal, Sri Lanka and other countries. We also have over 150 trademark applications pending with respect to our new logo. These overseas registrations also include our applications in the European Union (via the Community Trade Mark).

We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These confidentiality agreements generally provide that any confidential or proprietary information being developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the IP in the software we develop for them.

India is compliant with all World Trade Organization requirements with respect to IP protection which means that India meets the international mandatory and statutory requirements regarding the protection of IP rights. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. We are entitled to use all provisions of law to prevent infringement and to seek suitable compensation for any such infringement.

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

Organizational Structure

Refer Note 28 of the Notes to Consolidated Financial Statements for information on organizational structure of the Company.

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 0.30 million square feet. We have approximately 1.31 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 28.83 million square feet of land for future expansion plans (including 1.02 million square feet of land allotted but not registered). We have 12.90 million square feet of owned software development facilities in India and over 5.40 million square feet of leased software development premises in India. We have approximately 2.68 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.35 million square feet at various locations in the Americas. We have approximately 0.45 million square feet of owned offices, software development and data center facilities in countries outside India, which includes approximately 0.22 million square feet at various locations in the Americas.

We spent ₹12,661 million, ₹13,951 million and ₹20,853 million on capital expenditure during the fiscal years ended March 31, 2015, 2016 and 2017, respectively. These capital expenditures were primarily incurred on new software development facilities and IT assets.

We have 63 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 137 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2017, we had contractual commitments of ₹12,238 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Legal Proceedings

During the year ended March 31, 2017, the Company resolved the previously disclosed investigation of the SEC. In agreeing to the settlement, Wipro neither admitted nor denied the SEC’s allegations that the Company violated certain provisions of the Securities Exchange Act of 1934 (“Exchange Act”). The SEC acknowledged the Company’s cooperation and remedial measures in arriving at the settlement. Under the terms of the settlement, the Company consented to pay a civil money penalty of US $5 million, to cease and desist from committing or causing violations of the Exchange Act, and to undertake certain follow through actions.

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this Annual Report on Form 20-F, we are not party to any pending legal proceedings whose resolution could have a material impact on our financial position. We also receive tax assessment orders in ordinary course of business from various tax authorities. Please see the description of our tax proceedings before various tax authorities under the section titled “Income Taxes” under Item 5 of this Annual Report.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

(₹ in millions, except share data and where otherwise stated)

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

Overview

Wipro Limited is a global information technology (“IT”), consulting and business process services company that delivers solutions to enable its clients do business better. We work to help customers do business better by integrating deep technology and domain expertise, applying insights from across industries and consistently delivering world-class integrated, end-to-end capabilities and services. We provide a range of services which includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000 employees, serving clients in over 175 cities across six continents.

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

Large multinational enterprises are engaging global IT Services companies to deliver high quality service on a global scale and at competitive costs. Over the years, heightened levels of competition developed among IT service providers, particularly in the IT sourcing environment where there is a shift in favor of vendor consolidation. However, we continuously strive to differentiate ourselves from the competition and sustain prices and profits by demonstrating the unique and differentiated value we bring to our clients. Our comprehensive range of offerings including Digital and cloud computing, and by leveraging our intellectual property, developing innovative service delivery models, providing deep industry insights, adopting competitive pricing strategies and leveraging synergies from strategic acquisition and investments, we demonstrate our value proposition to clients.

We have invested in developing intellectual property (“IP”) across products, platforms, frameworks, solutions, components, accelerators, tools and applications. These IPs have enabled us to provide standardized solutions to our customers and obtain significant time-to-market advantages over the previous customized solutions which incurred higher costs and required a longer time to develop. An example of our IP is Wipro HOLMES Artificial Intelligence Platform TM (“HOLMES”).

Further, we have invested in acquiring new technology and skills. In the year ended March 31, 2017, we acquired Appirio Inc., a global cloud services company that creates next-generation employee and customer experiences. We also recently acquired HPH Holdings Corp. (“HPS”), a leading independent technology and Business Process as a Service (“BPaaS”) provider in the U.S. health insurance market and Designit, a global strategic design firm specializing in designing transformative product-service experiences.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2017 is 30.43%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Limited ability of the market to accept increase in prices;

•	Regular increases in salaries, a cost which accounts for a major part of our expense line;

•	The impact of exchange rate fluctuations on our Indian rupee realizations; and

•	Investments in acquisitions with potentially lower contribution to margins.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing premium services across the Digital value-chain, including advisory, strategy, design and engineering;

•	Investing in non-linearity initiatives that de-link the linear relationship between revenue and efforts expended;

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Driving revenue and cost synergies of acquired businesses;

•	Leveraging HOLMES to increase use of automation within our client organizations;

•

Developing cost containment initiatives and driving higher employee productivity by using NextGen Delivery systems that re-evaluate traditional tools such as operating systems, management systems and mindset behavior;

•	Significant cost optimization by deploying cutting edge platforms and technologies that drive hyper-automation and achieve industrialization of service delivery;

•	Aligning our resources to expected demand; and

•	Increasing the utilization of our IT professionals.

IT Products: In our IT Products segment, we have experienced pricing pressures due to increased competition among IT companies. Our IT Products segment is subject to seasonal fluctuations. Our IT Products revenue is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment and macroeconomic factors. We continue to focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products. Accordingly, our revenue, operating income and profit for the period have varied significantly in the past and we expect that they are likely to vary in the future.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. There is no change in our philosophy on shareholder return.

The cash dividend paid per equity share during the year ended March 31, 2017 was ₹3 including a final dividend of ₹1 per equity share for the year ended March 31, 2016 and an interim dividend of ₹2 per equity share for the year ended March 31, 2017. The Board recommended the adoption of the interim dividend of ₹2 as the final dividend for the year ended March 31, 2017. Thus, the total dividend for the year ended March 31, 2017 remained at ₹2 per equity share.

During the year ended March 31, 2017, the Company concluded the buyback of 40 million equity shares at a price of ₹625 per equity share, as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹25,000 (US $ 386 million). Consequent to such buy back, share capital has reduced by ₹80.

On April 25, 2017, our board approved the issue of stock dividend, commonly known as issue of bonus shares in India, subject to shareholder approval. If approved, we will issue to all shareholders (including to ADS holders) as of June 14, 2017, the record date fixed for this purpose, bonus shares in the proportion of one equity share for every one equity share held. The Companies Act, 2013 permits a company to distribute an amount transferred from the free reserves or other permitted reserves, including share premium account, to its shareholders in the form of bonus shares, which are similar to a stock dividend.

We have sought the approval of shareholders for the aforesaid issue of bonus shares through postal ballot/e-voting as per the applicable provisions of the Companies Act, 2013, vide postal ballot/e-voting notice dated April 25, 2017. The holders of ADSs may also vote on these resolutions by providing necessary instructions through the Depositary. The last date for receipt of completed postal ballot forms and completion of e-voting by shareholders is June 3, 2017 and results of postal ballot/e-voting are to be announced on or before June 5, 2017. If approved by shareholders, the entire process of issue of bonus shares is likely to be completed by June 24, 2017.

Further, the Company has announced that the Board of Directors will consider a proposal for the buyback of equity shares of the Company around July 2017.

Results of Operations

We elected to early-adopt IFRS 9, Financial Instruments effective April 1, 2016, with retrospective application from April 1, 2015. Our adjusted revenue and profit for the years ended March 31, 2016 and 2017 are provided below:

	Wipro Limited and subsidiaries
	Years ended March 31,						Year on Year change
	2015		2016		2017		2016-15		2017-16
	(₹ in millions except earnings per share data)
Revenue(1)	₹	473,182	₹	516,307	₹	554,179	9.11%		7.34%
Cost of revenue		(321,284)		(356,724)		(391,544)	11.03%		9.76%
Gross profit		151,898		159,583		162,635	5.06%		1.91%
Selling and marketing expenses		(30,625)		(34,097)		(40,817)	11.34%		19.71%
General and administrative expenses		(25,850)		(28,626)		(32,021)	10.74%		11.86%
Other Operating Income		—		—		4,082	—		100%
Operating income		95,423		96,860		93,879	1.51%		(3.08)%
Profit attributable to equity holders		86,528		89,075		84,895	2.94%		(4.69)%

As a percentage of revenue:
Selling and marketing expenses		6.47%		6.60%		7.37%	(13	) bps	(77	) bps
General and administrative expenses		5.46%		5.54%		5.78%	(8	) bps	(24	) bps
Gross margins(3)		32.10%		30.91%		29.13%	(119	) bps	(178	) bps
Operating margin(3)		20.17%		18.76%		16.82%	(141	) bps	(194	) bps
Earnings per share(2)
Basic		35.25		36.26		34.96
Diluted		35.13		36.18		34.85

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is ₹469,545, ₹512,440 and ₹550,402 for the years ended March 31, 2015, 2016 and 2017, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

(2)	Adjusted for the proposed bonus issue, the basic and diluted earnings per share for the year ended March 31, 2017 would have been ₹17.52 and ₹17.47, respectively.
(3)	Gross margin and operating margin as a percentage of revenue has been calculated by including Other Operating Income with Revenue.

The Company’s operations are organized by two operating segments: IT Services and IT Products. Our IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals. Our revenue and segment results are as follows:

	Years ended March 31,
	2015		2016		2017
	(₹ in millions)
Revenue:
IT Services	₹	440,180	₹	487,316	₹	528,440
IT Products		34,006		29,722		25,922
Reconciling items		(1,004)		(731)		(183)

	₹	473,182	₹	516,307		554,179

Segment results:
IT Services	₹	96,434	₹	98,253		96,065
IT Products		374		(1,007)		(1,680)
Reconciling items		(1,385)		(386)		(506)

	₹	95,423	₹	96,860		93,879

Analysis of results

Results of operations for the years ended March 31, 2017 and 2016

Our revenue increased by 7.3%. This was primarily driven by an 8.4% increase in revenue from our IT Services segment that was offset partially by a 12.8% decrease in revenue from our IT Products segment. The increase in IT Services revenues was driven by growth in most of our verticals led by the HLS industry vertical as well as depreciation of the Indian rupee against the U.S. dollar. This is partially offset by negative revenue growth in the ENU industry vertical and the appreciation of the Indian rupee against currencies other than U.S. dollar. The decrease in IT Products segment revenue was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

The table below gives our revenue by geographic segments for year ended March 31, 2016 and 2017:

	Percentage of revenues Year ended March 31,
Geographic Segments	2016	2017
India	10%	8%
Americas(1)	50%	52%
Europe	25%	25%
Rest of the world	15%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 9.8% primarily on account of increases in employee compensation due to the impact of Indian rupee depreciation, salary increases, increases in headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees, increases in depreciation and increases in facility expenses, which was partially offset by a reduction in the cost of hardware, software and travel.

	Year ended March 31,		Year on Year
Cost of revenues	2016	2017	2017-16
Employee compensation	207,747	226,595	18,848
Cost of hardware and software	30,094	27,210	(2,884)
Subcontracting/technical fees	67,048	81,495	14,447
Travel	16,571	14,163	(2,408)
Depreciation and amortization	13,228	16,875	3,647
Facility expenses	12,841	15,084	2,243
Communication	4,146	4,599	453
Others	5,049	5,523	474

Total	356,724	391,544	34,820

As a result of the foregoing factors, our gross profit as percentage of our total revenue decreased by 178 basis points (bps).

Our selling and marketing expenses as a percentage of total revenue increased from 6.6% for the year ended March 31, 2016 to 7.4% for the year ended March 31, 2017. In absolute terms, selling and marketing expenses increased by 19.7% primarily on account of increases in employee compensation, as well as increases in amortisation and impairment charges for intangible assets recognized through business combinations. Impairment charge is primarily on account of uncertainties around regulatory changes relating to the Affordable Care Act, which has led to a significant decline in related revenue and earnings estimates. Employee compensation costs have increased primarily due to the depreciation of the Indian rupee, salary increases and increases in headcount during the year (including headcount increases resulting from business combinations). These increases have been partially offset by savings in travel costs.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2016	2017	2017-16
Employee compensation	23,663	26,051	2,388
Travel	3,921	3,132	(789)
Depreciation, amortization and impairment	1,577	5,897	4,320
Facility expenses	1,169	1,375	206
Communication	601	658	57
Marketing and brand building	2,292	2,936	644
Others	874	768	(106)

Total	34,097	40,817	6,720

Our general and administrative expenses as a percentage of revenue increased from 5.5% for the year ended March 31, 2016 to 5.8% for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by 11.9%, primarily due to an increase in employee compensation, provisions for doubtful debts and facility expenses and a civil money penalty relating to SEC investigation, partially offset by savings in travel costs.

	Year ended March 31,		Year on Year
General and administrative expenses	2016	2017	2017-16
Employee compensation	14,125	15,435	1,310
Travel	3,015	2,852	(163)
Depreciation and amortization	162	335	173
Facility expenses	2,470	2,838	368
Legal and professional fees	3,985	4,122	137
Provision for doubtful debts	2,004	2,427	423
Others	2,865	4,012	1,147

Total	28,626	32,021	3,395

Other operating income: During the year ended March 31, 2017, we concluded the sale of our EcoEnergy division for a consideration of ₹4,670. The net gain from the sale, amounting to ₹4,082, has been recorded as “other operating income”.

As a result of the foregoing factors, our operating income decreased by 3.1%, from ₹96,860 for the year ended March 31, 2016 to ₹93,879 for the year ended March 31, 2017.As a results of the above, our results from operating activities as a percentage of revenue (operating margin) decreased by 194 bps from 18.8% to 16.8%.

Finance expenses: Our finance expenses decreased from ₹5,582 for the year ended March 31, 2016 to ₹5,183 for the year ended March 31, 2017. This decrease is primarily due to a decrease of ₹905 in exchange loss on foreign currency borrowings and related derivative instruments, which was partially offset by an increase in interest expense by ₹506 on account of increased borrowings during the year ended March 31, 2017.

Finance and Other income: Our finance and other income decreased from ₹23,655 for the year ended March 31, 2016 to ₹21,660 for the year ended March 31, 2017. Interest and dividend income decreased by ₹3,016 while gains on sale of investments increased by ₹840 during the year ended March 31, 2017 as compared to the year ended March 31, 2016. This net decrease was due to a reduction in the yield on investments during the year.

Income taxes: Our income taxes decreased by ₹153 from ₹25,366 for the year ended March 31, 2016 to ₹25,213 for the year ended March 31, 2017. Our effective tax rate increased from 22.1% for the year ended March 31, 2016 to 22.8% for the year ended March 31, 2017.

Profit attributable to non-controlling interest has decreased from ₹492 for the year ended March 31, 2016 to ₹248 for the year ended March 31, 2017.

As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹4,180 or 4.7%, from ₹89,075 for the year ended March 31, 2016 to ₹84,895 for the year ended March 31, 2017.

Results of operations for the years ended March 31, 2016 and 2015

Our revenue increased by 9.1%. This was primarily driven by a 10.7% increase in revenue from our IT Services segment and was offset partially by a 12.6% decrease in revenue from our IT Products segment. The increase in revenue of IT services segment was driven by the CBU and HLS industry verticals. The decrease in IT Products segment revenue was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

The table below gives our revenue by geographic segments for the years ended March 31, 2015 and 2016:

	Percentage of revenues Year ended March 31,
Geographic Segments	2015	2016
India	10%	10%
Americas(1)	48%	50%
Europe	26%	25%
Rest of the world	16%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 11.0% primarily on account of increases in employee compensation due to Indian rupee depreciation, salary increases, stock compensation awarded, increases in headcount during the year (including increases resulting from business combinations), and increases in subcontracting/technical fees, which was partially offset by a reduction in the cost of hardware and software.

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

Our selling and marketing expenses as a percentage of total revenue increased marginally from 6.5% for the year ended March 31, 2015 to 6.6% for the year ended March 31, 2016. In absolute terms, selling and marketing expenses increased by 11.3%, primarily due to increases in employee compensation resulting from Indian rupee depreciation, salary increases, stock compensation awards, increases in headcount, marketing and brand building efforts, depreciation and amortization and travel expenses arising from intangible assets recognized through business combinations.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2015	2016	2016-15
Employee compensation	21,851	23,663	1,812
Travel	3,742	3,921	179
Depreciation, amortization and impairment	1,290	1,577	287
Facility expenses	1,075	1,169	94
Communication	726	601	(125)
Marketing and brand building	1,598	2,292	694
Others	343	874	531

Total	30,625	34,097	3,472

Our general and administrative expenses as a percentage of revenue increased marginally from 5.46% for the year ended March 31, 2015 to 5.51% for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased by 10.7%, primarily due to increases in employee compensation, provisions for doubtful debts, increases in facility expenses and increases in legal and professional fees.

	Year ended March 31,		Year on Year
General and administrative expenses	2015	2016	2016-15
Employee compensation	13,028	14,125	1,097
Travel	2,750	3,015	265
Depreciation and amortization	119	162	43
Facility expenses	2,082	2,470	388
Legal and professional fees	3,608	3,985	377
Provision for doubtful debts	922	2,004	1,082
Others	3,341	2,865	(476)

Total	25,850	28,626	2,776

As a result of the foregoing factors, our operating income increased by 1.5%, from ₹95,423 for the year ended March 31, 2015 to ₹96,860 for the year ended March 31, 2016. However, our results from operating activities as a percentage of revenue (operating margin) decreased by 141 bps from 20.2% to 18.8%.

Finance expenses: Our finance expenses increased from ₹3,599 for the year ended March 31, 2015 to ₹5,582 for the year ended March 31, 2016. This increase is primarily due to an increase of ₹1,341 in exchange loss on foreign currency borrowings and related derivative instruments as well as an increase in interest expense by ₹642 on account of increased borrowings during the year ended March 31, 2016.

Finance and Other income: Our finance and other income increased from ₹19,859 for the year ended March 31, 2015 to ₹23,655 for the year ended March 31, 2016. Interest and dividend income increased by ₹4,723 while gain on sale of investments decreased by ₹1,302 during the year ended March 31, 2016 as compared to the year ended March 31, 2015. This net increase was due to an increase in cash available for investments due to enhanced cash flows.

Income taxes: Our income taxes increased by ₹742, from ₹24,624 for the year ended March 31, 2015 to ₹25,366 for the year ended March 31, 2016. Our effective tax rate increased marginally from 22.04% for the year ended March 31, 2015 to 22.07% for the year ended March 31, 2016.

Profit attributable to non-controlling interest has decreased, from ₹531 for the year ended March 31, 2015 to ₹492 for the year ended March 31, 2016.

As a result of the foregoing factors, our profit attributable to equity holders increased from ₹86,528 for the year ended March 31, 2015 to ₹89,075 for the year ended March 31, 2016.

Segment Analysis

The Company is organized into two operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, the Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former Global Media and Telecom (“GMT”) industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former Retail, Consumer, Transport and Government (“RCTG”) industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Healthcare and Lifesciences (“HLS”), Consumer Business Unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing & Technology (“MNT”) and Communications (“COMM”). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. The Company has restated previous periods on the basis of its new industry verticals.

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

With the increasing focus on acquisitions and the resulting increase in intangible assets acquired through business combinations, effective April 1, 2016, Chief Operating Decision Maker’s (“CODM”) review of the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items for the years ended March 31, 2015 and 2016. This has no impact on IT Products segment results, and IT Services segment results as a percentage of revenues have been restated for previous periods.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by industry verticals for the IT Services segment for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year ended March 31,
	2015	2016	2017
Revenue:
IT Services industry verticals
BFSI	115,505	128,147	135,967
HLS	49,884	58,358	82,242
CBU	66,866	79,514	83,417
ENU	71,228	70,866	68,883
MNT	102,537	113,422	119,175
COMM	34,160	37,009	38,756

	440,180	487,316	528,440

Segment Result:
IT Services industry verticals
BFSI	26,801	27,902	24,939
HLS	10,565	12,009	9,479
CBU	13,635	13,590	14,493
ENU	16,934	13,475	14,421
MNT	23,831	24,223	23,453
COMM	6,414	5,990	6,149
Unallocated	(2,329)	1,064	(951)
Others	583	—	—
Other operating income	—	—	4,082

	96,434	98,253	96,065

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 93%, 94% and 95% of our total revenue for the years ended March 31, 2015, 2016 and 2017, respectively and 101%, 101% and 102% of our operating income for the years ended March 31, 2015, 2016 and 2017, respectively.

	Year ended March 31,					Year on Year change
	2015		2016		2017	2016-15		2017-16
Revenue(1)	₹	440,180	₹	487,316	528,440	10.71%		8.44%
Cost of Revenue		(290,056)		(329,029)	(366,386)	13.44%		11.35%
Gross profit		150,124		158,287	162,054	5.44%		2.38%
Selling and marketing expenses		(29,275)		(32,874)	(40,345)	12.29%		22.73%
General and administrative expenses		(24,998)		(27,160)	(29,726)	8.65%		9.45%
Other Operating Income		—		—	4,082
Segment results(2)		96,434		98,253	96,065	1.89%		(2.23)%
As a percentage of revenue:
Selling and marketing expenses		6.65%		6.75%	7.63%	(10	) bps	(89	) bps
General and administrative expenses		5.68%		5.57%	5.63%	11	bps	(6	) bps
Gross margin(3)		34.11%		32.48%	30.43%	(162	) bps	(205	) bps
Segment results(3)		21.91%		20.16%	18.04%	(175	) bps	(212	) bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹3,534, ₹3,794 and ₹3,736 for the years ended March 31, 2015, 2016 and 2017, respectively in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

(2)

Includes Other Operating Income, which is being included to present the effect from the sale of the EcoEnergy division in the year ended March 31, 2017. Additionally, effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. The Company has restated prior periods to reflect this change.

(3)	Gross margin and segment results as a percentage of revenue has been calculated by including Other Operating Income with Segment Revenue.

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2016		2017
Industry Verticals	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
BFSI	26.3%	28.4%	25.7%	26.0%
HLS	12.0%	12.2%	15.6%	9.9%
CBU	16.3%	13.8%	15.8%	15.1%
ENU	14.6%	13.7%	13.1%	15.0%
MNT	23.2. %	24.7%	22.5%	24.4. %
COMM	7.6%	6.1%	7.3%	6.4%
Others	—	—	—	—
Unallocated	NA	1.1%	NA	(1.0%)
Other operating income	NA	—	NA	4.2%

Results of operations for the years ended March 31, 2017 and 2016

Our revenue from our IT Services segment increased by 8.4%. The increase in IT Services revenues was driven by growth in most of our verticals led by HLS industry vertical and offset partially by negative revenue growth in the ENU industry vertical. On a gross basis, we added 256 new customers during the year ended March 31, 2017, including customers added as a result of acquisitions. We saw growth in all geographic segments other than India.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 205 bps primarily on account of increases in employee compensation due to the impact of Indian rupee depreciation, annual salary increments, increases in headcount during the year (including additions resulting from business combinations), increases in subcontracting/technical fees and increases in facility expenses, which was partially offset by savings in travel costs.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.8% for the year ended March 31, 2016 to 7.6% for the year ended March 31, 2017. In absolute terms, selling and marketing expenses increased by ₹7,471. This increase is primarily attributable to increases in employee compensation, increases in amortization of intangibles acquired through business combinations and impairment charge on certain intangible assets, which were partially offset by savings in travel costs. Increase in employee compensation cost is due to impact of Indian rupee depreciation, salary increases, stock compensation awarded, increases in headcount during the year (including additions resulting from business combinations). Impairment charge is primarily on account of uncertainties around regulatory changes relating to the Affordable Care Act, which has led to a significant decline in related revenue and earnings estimates. This impairment charge has impacted the segment result of the HLS industry vertical.

General and administrative expenses as a percentage of revenue from our IT Services segment increased slightly from 5.5% for the year ended March 31, 2016 to 5.6 % for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by ₹2,566. This increase is primarily attributable to increases in employee compensation, provisions for doubtful debts and increases in facility expenses, offset partially by savings in travel costs.

During the year ended March 31, 2017, we also concluded the sale of the EcoEnergy division for a consideration of ₹4,670. Net gain from the sale, amounting to ₹4,082, has been recorded as other operating income.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 212 bps, from 20.16% to 18.04%. Further, in absolute terms, the segment results of our IT Services segment decreased by 2.2%.

Results of operations for the years ended March 31, 2016 and 2015

Our revenue from our IT Services segment increased by 10.7%. In absolute terms, we experienced growth across all IT Services industry verticals, particularly in the CBU and HLS industry verticals. In our IT Services segment, on a gross basis we added 261 new customers during the year ended March 31, 2016 across all industry verticals, including customers added as a result of acquisitions. Revenue from Product Engineering, Global Infrastructure Services, Business Process Services, Analytics and Business Application Services grew during the year. Amongst geographic segments, the India and Middle East business and Americas regions showed growth.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 162 bps. The decrease in gross margin as a percentage of revenue is primarily attributable to an increase in employee compensation cost during the year ended March 31, 2016 as compared to year ended March 31, 2015 as part of our annual compensation review and annual progression cycle, partially offset by the depreciation in the value of the Indian rupee.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.65% for the year ended March 31, 2015 to 6.75% for the year ended March 31, 2016. In absolute terms, selling and marketing expenses increased ₹3,599. This increase is primarily attributable to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle and investments in manpower capacity and amortization of intangibles acquired through business combinations.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 5.7% for the year ended March 31, 2015 to 5.6 % for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased ₹2,162. This increase is primarily due to an increase in the employee compensation cost due to increased compensation as part of our annual compensation review and annual progression cycle.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 175 bps. However, in absolute terms, the segment results of our IT Services segment increased by 1.89%.

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

Our IT Products segment accounted for 7%, 6% and 5% of our revenue for the years ended March 31, 2015, 2016 and 2017, respectively and 0.4%, (1.0)% and (1.8%) of our operating income for each of the years ended March 31, 2015, 2016 and 2017, respectively.

	Year ended March 31,					Year on Year change
	2015		2016		2017	2016-15		2017-16
Revenue(1)	₹	34,006	₹	29,722	25,922	(12.60)%		(12.79)%
Cost Of Revenue		(31,233)		(27,606)	(24,965)	(11.61)%		(9.57)%
Gross profit		2,773		2,116	957	(23.69)%		(54.77)%
Selling and marketing expenses		(1,280)		(1,274)	(621)	(0.47)%		(51.26)%
General and administrative expenses		(1,119)		(1,849)	(2016)	65.24%		9.03%
Segment results		374		(1,007)	(1680)	(369.25)%		66.83%
As a Percentage of Revenue:
Selling and marketing expenses		3.76%		4.29%	2.40%	(52	) bps	189	bps
General and administrative expenses		3.29%		6.22%	7.78%	(293	) bps	(156	) bps
Gross margin		8.15%		7.12%	3.69%	(104	) bps	(343	) bps
Segment results		1.10%		(3.39)%	(6.48%)	(449	) bps	(309	) bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹78, ₹80 and ₹81 for the years ended March 31, 2015, 2016 and 2017, respectively in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2017 and 2016

Our revenue from the IT Products segment decreased by 12.8%. The decline was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue decreased by 343 bps primarily on account of product pricing pressure, cost escalations in certain projects and the depreciation of the Indian rupee resulting in higher product costs.

Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 4.3% for the year ended March 31, 2016 to 2.4% for the year ended March 31, 2017 due to an optimization of head count. In absolute terms, selling and marketing expenses decreased by ₹653.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 6.2% for the year ended March 31, 2016 to 7.8% for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by ₹167 primarily on account of increases in the provision for doubtful debts in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of ₹1,680 for the year ended March 31, 2017 as compared to a loss of ₹1,007 for the year ended March 31, 2016.

Results of operations for the years ended March 31, 2016 and 2015

Our revenue from the IT Products segment decreased by 12.6%. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than selling standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue decreased by 104 bps primarily on account of reductions in product pricing and the depreciation of the Indian rupee resulting in higher product costs.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 3.8% for the year ended March 31, 2015 to 4.3% for the year ended March 31, 2016. In absolute terms, selling and marketing expenses decreased by ₹6.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 3.3% for the year ended March 31, 2015 to 6.2% for the year ended March 31, 2016. In absolute terms, general and administrative expenses increased by ₹730 primarily on account of increases in the provision for doubtful debts in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of ₹1,007 for the year ended March 31, 2016 as compared to a profit of ₹374 for the year ended March 31, 2015.

Acquisitions

Refer to Item 4 and Note 6 of consolidated financial statements for a description of the acquisitions during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/ (losses) for the years ended March 31, 2015, 2016 and 2017 were ₹3,637, ₹3,867 and ₹3,777 respectively.

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

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the Indian rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 12 and 15 of our Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2030-31. The impact of tax holidays has resulted in a decrease of current tax expense of ₹11,412, ₹10,212 and ₹9,140 for the years ended March 31, 2015, 2016 and 2017 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2015, 2016 and 2017 was ₹4.65, ₹4.16 and ₹3.76 respectively.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 (including interest of ₹13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Honorable High Court. The Honorable High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Honorable High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (“DRP”) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹4,241 (including interest of ₹1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the draft assessment order in December 2016 with a proposed demand of ₹4,118 (including interest of ₹1,278), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines.

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

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of ₹1,457 and ₹1,520 has been recognized in the statement of financial position for the years ended March 31, 2016 and 2017. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,						Year-on-Year change
	2015		2016		2017		2016-15	2017-16
Net cash provided by/(used in) operations:
Operating activities	₹	78,262	₹	78,873	₹	92,773	611	13,900
Investing activities		(25,573)		(138,156)		(116,283)	(112,583)	21,873
Financing activities		(8,766)		(1,587)		(22,752)	7,179	(21,165)
Net change in cash and cash equivalents		43,923		(60,870)		(46,262)	(104,793)	14,608
Effect of exchange rate changes on cash and cash equivalent		589		549		(1,412)	(40)	(1,961)

As of March 31, 2017, we had cash and cash equivalent and short-term investments of ₹344,740. Cash and cash equivalent and short-term investments, net of debt, was ₹202,328.

In addition, we have unutilized credit lines of ₹50,025. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2017 increased by ₹13,900 while profit for the year decreased by ₹4,424 during the same period. The increase in cash generated by operating activities is primarily due to improved working capital management.

Cash generated by operating activities for the year ended March 31, 2016 increased by ₹611 over the year ended March 31, 2015, while profit for the year increased by ₹2,508 during the same period. This is primarily due to longer collection cycles in the India and Middle East business.

Cash used in investing activities for the year ended March 31, 2017 was ₹116,283. The cash invested (net of sales) in investments amounted to ₹83,684. Cash utilized for the payment for business acquisitions amounted to ₹33,608. We purchased property, plant and equipment amounted to ₹20,853 which was primarily driven by the growth strategy of the Company. We had a net cash inflow of ₹3,501 from sale of EcoEnergy division.

Cash used in investing activities for the year ended March 31, 2016 was ₹138,156. The cash invested (net of sales) in investments amounted to ₹104,311. Cash utilized for the payment for business acquisitions amounted to ₹39,373. We purchased property, plant and equipment amounted to ₹13,951, which was primarily driven by the growth plan of the Company.

Cash used in financing activities for the year ended March 31, 2017 was ₹22,752 as against ₹1,587 for the year ended March 31, 2016. This is primarily due to a decrease in net proceeds of loans and borrowings amounting to ₹22,132. Payment toward the dividend including dividend distribution tax and buy back of shares for the year ended March 31, 2017 amounted to ₹33,734. Dividends paid in the year ended March 31, 2017 represents final dividend declared for the year ended March 31, 2016 amounting to ₹1 per share and interim dividend for the year March 31, 2017 amounting to ₹2 per share.

Cash used in financing activities for the year ended March 31, 2016 was ₹1,587 as against ₹8,523 for the year ended March 31, 2015. This is primarily due to an increase in net proceeds of loans and borrowings amounting to ₹14,370. Our borrowings have increased primarily on account of bridge loans to finance our acquisitions of Cellent AG and HPS. This increase is partly offset by increase in payment of dividend amounting to ₹6,004. Dividends paid in the year ended March 31, 2016 represents final dividend declared for the year ended March 31, 2015 amounting to ₹7 per share and interim dividend for the year March 31, 2016 amounting to ₹5 per share.

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

As of March 31, 2017, we had contractual commitments of ₹12,238 (US$ 189 million) related to capital expenditures on construction or expansion of software development facilities, ₹20,776 (US$ 320 million) related to non-cancelable operating lease obligations and ₹21,349 (US$ 329 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the earn-out payments, as applicable.

In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non- recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2015, 2016 and 2017is not material. Please refer Note 15 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2015, 2016 and 2017, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, and Australian Dollars. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual Obligations

The table of future payments due under known contractual commitments as of March 31, 2017, aggregated by type of contractual obligation, is given below:

Particulars	Total contractual payment	Payments due in
		2017-18	2018-20	2020-22	2022-23 onwards
Short-term borrowings	116,741	116,741	—	—	—
Long-term debt	17,393	2,438	12,999	1,883	73
Obligations under capital leases	8,279	3,623	4,121	535	—
Estimated interest payment(1)	1,833	1,444	354	35	—
Capital commitments	12,238	8,305	3,933	—	—
Non-cancelable operating lease obligation	20,776	5,040	8,068	4,908	2,760
Purchase obligations	21,349	17,751	3,304	294	—
Other non-current liabilities(2)	1,201	—	921	81	199

(1)

Interest payments for long-term fixed rate debts and capital leases have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2017 for each relevant debt instrument.

(2)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹4,237 in respect of employee benefit obligations and ₹9,547 towards uncertain tax positions, respectively. For these amounts the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

Research and Development

Wipro’s Research and Development initiatives continue to focus on strengthening and extending our portfolio of IT services across multiple new and emerging technology areas as well as in the intersection of these technologies. We are investing extensively in developing solutions and services in multiple advanced technology areas (e.g. commercial wearables, smart robotics, machine vision, autonomous vehicles, augmented reality, virtual reality and among others), co-innovating with customers on emerging themes (Digital), enabling new customer experiences, building our patent portfolio, shaping innovation culture by running a number of initiatives to support and fund ideas and also by working closely with partner/startups ecosystem, academia and expert networks to provide latest innovations to our customers. We are also investing in new ways of software development using crowd sourcing, and in new architectures like blockchain, edge-based architectures for IOT and always-on architectures.

We have invested in these advanced technologies to strengthen existing capabilities and enhance our platforms for rich customer experience. For example, we developed the Wipro IMAGINE solution which has near-human ability of having intuitive conversations thereby providing personalized experience accurately and efficiently. It will empower our customers’ with support available across all the channels of communication such as interactive voice response, text chat, SMS, support center, social media and email. irrespective of the modes of communication. These investments have resulted in many solution enhancements and new capabilities, which are unique and differentiated in the market. They have also led to multiple patents being applied and granted. Wipro has filed for 603 patents across technology areas in the last financial year.

Wipro has been committed to furthering the Artificial Intelligence (“AI”) journey for over five years. The pursuit started by experimenting with learning systems using cognitive technologies for a number of business scenarios, and with the building blocks in place, it culminated into the artificial intelligence platform we know today – HOLMES is an AI platform which helps enterprises hyper-automate processes, redefine operations and reimagine customer journeys. HOLMES is helping businesses revisit their processes by offloading specific cognitive tasks to the AI platform to gain cost efficiencies, achieve hyper-automation, agility and enhanced user experience, thereby adopting hybrid modes of working (i.e., hyper-automation enhanced by human effort). We have created IP around many industry processes and horizontal IT processes using HOLMES that we are taking to our customer base. We have created an independent business unit within the company to scale this significantly in the year ended March 31, 2018.

To provide open innovation efforts for our customers, we are driving many new age innovation initiatives through startups connects, hackathons, and ideathons, among others. We are part of various industry and startup forums including the NASSCOM Industry Partner Program (NIPP) and Microsoft Accelerator which connect promising startups with corporations, to enable partnerships and growth. We are working with a variety of open innovation intermediaries to leverage expert networks across the world to complement our specialists on niche projects and solve complex customer problems involving Artificial Intelligence and Cognitive Systems, among others. We have also entered into academic and research partnerships across geographies to collaborate in research in these emerging areas. We also co-innovate with customers on emerging themes, conducting joint research, proof of concepts (“POC”) and pilots. Some of the emerging areas include human machine interfaces, smart machines, machine vision and blockchain.

The innovation incubation center, Technovation Center continues to play an important role in helping customers ideate, design, and experience solution concepts by leveraging future of technologies, industry processes and consumer behavior. The Technovation Center has now evolved into an experience platform which helps Wipro demonstrate solutions to its customers. We expect to launch our new and state-of-the-art Technovation Center in Mountain View, California, USA in the year ended March 31, 2018 which will serve North American clients of Wipro.

We are actively building solutions around industrial robotics, drones and autonomous vehicles which combined with the computer vision and cognitive capabilities can address a variety of market needs across industry verticals. We are also working on industrial and enterprise wearable solutions which help improve work force productivity and safety. We have developed a video and image analytics platform which uses machine learning/deep learning techniques to analyze video/image inputs and provides the actionable insights. The solutions built over the platform will help solve a number of complex problems across industries especially associated with human safety and response time.

Our research and development expenses for the years ended March 31, 2015, 2016 and 2017 were ₹2,513, ₹2,561 and ₹3,338 respectively.

Significant accounting policies, estimates and judgments

Please refer Notes 2 (iv) and 3 of our Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, along with their ages and positions as of March 31, 2017 are detailed below:

Name	Age	Position
Azim H. Premji	71	Chairman of the Board and Managing Director (designated as “Executive Chairman”)
Dr. Ashok S. Ganguly	81	Director
Narayanan Vaghul	80	Director
William Arthur Owens	76	Director
M. K. Sharma	69	Director
Ireena Vittal	48	Director
Dr Patrick J Ennis	53	Director
Patrick Dupuis	54	Director
Rishad Azim Premji	40	Executive Director and Chief Strategy Officer
Abidali Z. Neemuchwala	49	Chief Executive Officer and Executive Director
Jatin Pravinchandra Dalal	42	Chief Financial Officer

As of March 31, 2017, we had seven non-executive directors and three executive directors, of whom one executive director is Chairman of our Board. All of the seven non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All the independent directors satisfy the criteria of independence as defined under the Listing Regulations in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Azim H. Premji is the Chairman of the Board and Managing Director (designated as “Executive Chairman”) of Wipro Limited and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a $ 8.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 60 countries. Mr. Premji also serves as a director of Wipro Enterprises (P) Limited, Wipro GE Health Care Private Ltd., and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation, which is focused on improving public school education, working directly in six states of India which have over 350,000 schools. The Foundation also runs the not-for-profit Azim Premji University, focused on programs in education and related fields of human development. He has also set up the Azim Premji Philanthropic Initiatives, through which impactful non-profits working in a few chosen fields, including nutrition, support to vulnerable groups and governance, are given multi-year grants. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for Team Wipro. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the “Legion of Honor” and in January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University, the United States of America. Mr. Premji is also a member of the Strategy Committee of the Company. Mr. Premji is the father of Mr. Rishad A. Premji, who is the Executive Director and Chief Strategy Officer of the Company.

Dr. Ashok S. Ganguly has served as a director on our Board since 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Pvt. Ltd (Ananda Bazar Patrika Group). Dr. Ganguly also currently serves as a non-executive director of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly is the Chairman of the Governance, Nomination and Remuneration Committee and Chairman of the Science, Technology & Operations Committee of Dr. Reddy’s Laboratories Ltd. Dr. Ganguly was a former member of Rajya Sabha, the upper house of Parliament of India (2009-2015). He is a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997. Dr. Ganguly was formerly the Chairman of Hindustan Unilever Limited from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the Boards of the following public companies in India and overseas: 1) Mahindra World City Developers Limited, 2) Piramal Enterprises Limited, 3) Apollo Hospitals Enterprise Limited, and 4) Arcelor Mittal, Luxembourg. He is also on the boards of two private limited companies and several Section 8 companies and public trusts. Mr. Vaghul is the Chairman of the Compensation Committee of Piramal Enterprises Limited and its 100% subsidiary, PHL Finance Private Limited. Mr. Vaghul is also the Chairman of the Audit Committee of Piramal Enterprises Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries in 2007.

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

Mr. Owens is a director of the following private companies: Humm Kombucha, a beverage company, BlueDot which aims to form health-care and energy businesses from federal research laboratories, Moon Express, and Viome a wellness as a service company. Owens is on the advisory board of the following private companies: Platform Science, Sarcos, and Sierra Nevada Corporation. Owens is on the board of trustees at East West Institute, Seattle University, and an advisor to the Fiscal Responsibility Amendment (CFFRA) Association which aims to establish a balanced budget amendment to the US Constitution. He is also a member of the Council of Foreign Relations. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Administrative and Shareholders/Investor Grievance Committee. Mr. Sharma is also a member of our Audit, Risk and Compliance Committee. Mr. Sharma served as Vice Chairman of Hindustan Unilever Limited from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is currently on the boards of ICICI Bank Limited, United Spirits Limited, Asian Paints Limited and Blue Star Limited. Mr. Sharma is also on the board of the Indian School of Business, Hyderabad and serves as a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is the non-executive Chairman of ICICI Bank Limited and United Spirits Limited. Mr. Sharma is a member of the Audit Committee of Blue Star Limited and Asian Paints Limited. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited and ICICI Bank Limited. Mr. Sharma is the Chairman of the Risk Management Committee of Asian Paints Ltd. and the Chairman of the Risk Committee of ICICI Bank Limited. Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a post-graduate diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey & Co., Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of Titan Industries Limited, Tata Global Beverages Limited, The Indian Hotels Company Limited, Godrej Consumer Products Limited, Compass Plc, Zomato Media Private Limited and on the global advisory board of ideo.org. Ms. Vittal is also a member of Audit Committee of all the aforementioned companies. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

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

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of Our Strategy Committee. Mr. Dupuis is a former Officer of global technology platform and payments leader, PayPal Holdings, Inc. where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining Paypal, Mr Dupuis was Chief Financial Officer of Sitel, a leader in customer service and CFO of BJC Healthcare, one of the largest non-profit health care organizations in the US. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including Head of GE’s famed Audit Staff, Chief Financial Officer of BJC Healthcare and General Manager of GE Capital International Services (now Genpact). Throughout his career, Mr Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. He serves with a number of social organizations, including Board member and Audit Chair for PayPal Giving Fund, a global platform that enables the distribution of charitable giving from millions of donors to thousands of charities. Mr. Dupuis graduated from the École de Management de Lyon in France.

Rishad Azim Premji, a full-time director since May 2015, is also the Chief Strategy Officer of the Company. He also serves a member on our Strategy Committee and Administrative and Shareholder/Investor Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. Mr Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the U.S. across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Premji is the son of Mr. Azim Premji, the Chairman of the Board and Managing Director.

Abidali Z. Neemuchwala has been the Chief Executive Officer and Executive Director of the Company with effect from February 1, 2016. He also serves as a member on our Strategy Committee. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. Mr. Neemuchwala spearheaded several initiatives across Global Infrastructure Services, Business Application Services, Business Process Services, and Analytics to create a more nimble and agile organization. Mr. Neemuchwala believes that in today’s digital world, successful organizations are the ones, which have the ability to convert consumers’ aspirations into instant gratification. Reflecting the same he delivered his popular keynote at the Oracle Open World 2015 articulating the new world order, in which customers buy digital experience as-a-service. Mr. Neemuchwala’s career includes a 23 year tenure in Tata Consultancy Services, where he handled multiple roles in business, technology, sales, operations and consulting. In his last role, he headed the Business Process Services (BPO) business. He was awarded the BPO Chief Executive Officer of the year 2010 and in the year 2012 the Shared Services Organization of IPQC recognized him for his personal contribution to the industry. Abid is on the board of the World Affairs Council of Dallas Forth Worth, contributing in connecting the local community to the world. Mr. Neemuchwala has a Masters in Industrial Management from Indian Institute of Technology Mumbai and a Bachelor’s Degree in Electronics and Communication from National Institute of Technology, Raipur. He is also a Certified Software Quality Analyst and a Certified Six Sigma Green Belt.

Jatin Pravinchandra Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with us in other positions since July 2002. Mr. Dalal holds Bachelor of Engineering degree from National Institute of Technology, Surat – India and PGDBA (Full time M.B.A. – Finance) from Narsee Monjee Institute of Management Studies, Mumbai – India. He is a member of the Institute of Chartered Accountants of India, New Delhi – India, and the Chartered Institute of Management Accountants, London – United Kingdom. Mr. Dalal is on the NYSE Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Till October 31, 2016, each of our non-executive directors received an attendance fee per meeting of ₹20,000 (US$ 308) for every Board and Committee meeting they attended. Effective November 1, 2016, each of our non-executive directors receive an attendance fee per meeting of ₹100,000 (US$ 1,542) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, as approved by the shareholders.

During the year ended March 31, 2017, we paid an aggregate of ₹82.18 million (US$ 1.26 million) as commission to our non-executive directors.

Details of stock options granted to non-executive directors as of March 31, 2017 and stock options held and exercised by non-executive directors through March 31, 2017 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

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

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2017 by our executive officers. For the convenience of the readers, the amounts in the below table have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2017 which was ₹64.85 per US$ 1.00.

Name	Salary and allowances US$	Commission/ variable pay(1) US$	Others US$	Long-term compensation (Deferred Benefit(2)(3)) US$	Total US$
Azim H. Premji	66,464	—	41,742	13,647	121,853
T. K. Kurien(4)(5)	468,173	144,403	803,206	80,554	1,496,336
Abidali Z. Neemuchwala (5)	800,000	150,244	1,131,337	9,014	2,090,595
Rishad A. Premji	183,036	48,498	1,945	26,536	260,015
Jatin Pravinchandra Dalal (5)	198,613	91,106	384,687	26,537	700,943

1.

Azim H. Premji is entitled to a commission at the rate of 0.5% on incremental net profits of Wipro Limited for fiscal year 2017 over the previous year, computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Companies Act, 2013. For the year ended March 31, 2017, commission paid to Azim H. Premji is ₹ Nil. All other executives receive variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.

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

3.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Azim H. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Azim H. Premji. For all other executive officers, we contribute 15% of their respective basic salaries to our pension fund for their benefit. These contributions are included in this column.

4.

Mr. T. K. Kurien, who was Executive Vice Chairman of the Company retired from the services of the Company and the Board effective January 31, 2017. Compensation disclosed above is for the period from April 1, 2016 to January 31, 2017.

5.

The remuneration of executive officers is computed on an accrual basis. It also includes the accelerated amortization of Restricted Stock Units (“RSUs”) granted to them, which vest over a period of time.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director in fiscal years 2015, 2016 or 2017. Details of stock options granted to executive directors as of March 31, 2017 and stock options held and exercised by executive officers through March 31, 2017 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2017, we had ten directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. Currently, Mr. Azim H. Premji, Mr. Rishad Azim Premji and Mr. Abidali Z. Neemuchwala are executive directors and Mr. Azim H. Premji is not liable to retire by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Azim H. Premji(1)	July 30, 2019	2 years subject to approval by shareholders
Dr. Ashok S. Ganguly	July 31, 2019	3 years
Narayanan Vaghul	July 31, 2019	3 years
Ireena Vittal	September 30, 2018	5 years
William Arthur Owens(2)	July 31, 2022	5 years subject to approval by shareholders
M. K. Sharma	June 30, 2021	5 years
Patrick Dupuis	March 31, 2021	5 years
Dr. Patrick J. Ennis	March 31, 2021	5 years
Abidali Z. Neemuchwala	January 31, 2021	5 years
Rishad Azim Premji	April 30, 2020	5 years

(1)	Mr. Azim H. Premji’s current term expires on July 30, 2017. The Board of Directors has approved the re-appointment for a period of 2 years, which is subject to approval of the shareholders.
(2)	Mr. William Arthur Owens’s current term expires on July 31, 2017. The Board of Directors has approved the re-appointment for a period of 5 years, which is subject to approval of the shareholders.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all executive directors at an Annual General Meeting of the Shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from two to five year periods, but either we or the executive director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Mr. Azim H. Premji, Mr. Abidali Z. Neemuchwala, Mr. Rishad Azim Premji, and Mr. Jatin Pravinchandra Dalal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of Mr. Abidali Z. Neemuchwala’s employment, if the Agreement is terminated by the Company, the Company is required to pay Mr. Neemuchwala severance pay equivalent of 12 months’ base pay.

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

•

Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”), including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act; and

•	Evaluation of internal financial controls and risk management systems and policies.

All members of our Audit, Risk and Compliance Committee are independent non-executive directors who are financially literate. The Chairman of our Audit, Risk and Compliance Committee has accounting and related financial management expertise.

Independent auditors as well as internal auditors have independent meetings with the Audit, Risk and Compliance Committee and also participate in the Audit, Risk and Compliance Committee meetings.

Our Chief Financial Officer and other corporate officers make periodic presentations to the Audit, Risk and Compliance Committee on various issues.

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During fiscal year 2017, our Audit, Risk and Compliance Committee held seven meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

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

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our Corporate Social Responsibility policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly – Chairman

Mr. N. Vaghul and Mr. William Arthur Owens – Members

During fiscal year 2017, our Board Governance, Nomination and Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

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

•	Assisting in the development of a strategic dashboard of key indicators; and

•	Monitoring the Company performance against measurable targets (e.g. market share, increase in revenue, or Operating Margin) or progress points (such as emerging technologies).

The Strategy Committee is comprised of the following six directors:

Mr. William Arthur Owens – Chairman

Mr. Azim H. Premji, Mr. Abidali Z. Neemuchwala, Mr. Rishad A. Premji, Dr. Patrick J Ennis and Mr. Patrick Dupuis – Members

Mr. T. K. Kurien was a member of the Strategy Committee till January 31, 2017. Mr. Abidali Z Neemuchwala and Mr. Rishad A Premji became members of the Strategy Committee with effect from February 1, 2017.

During fiscal year 2017, our Strategy Committee held one meeting.

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

The Committee comprises of the following three Directors:

Mr. M. K. Sharma – Chairman

Mr. Rishad A Premji and Ms. Ireena Vittal – Members

Mr. T. K. Kurien was a member of the Administrative and Shareholders/ Investors Grievance till January 31, 2017. Mr. Rishad A. Premji became a member of the Administrative and Shareholders/ Investors Grievance Committee with effect from February 1, 2017.

During fiscal year 2017, our Administrative and Shareholders/ Investors Grievance Committee held four meetings.

Employees

As of March 31, 2015, 2016 and 2017, we and our subsidiaries had more than 140,000, 150,000 and 160,000 employees, respectively. As of March 31, 2015, 2016 and 2017, more than 30,000, 33,000 and 35,000 of these employees were located outside India. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of our business units. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business units.

Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times.

Recruiting

We hire entry level graduates from both the top engineering and management universities, as well as experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our existing employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

Training

Each of our new entry level recruits must attend a six- week intensive training program when they begin working with us. They must also attend additional training programs that are tailored to their area of technology and domain along with behavioral skills programs. We also have a continuing education program that encourages each IT professional to attend continuing education classes to improve their understanding and competency with new technologies, domain, process, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science, Pilani, VIT University, Vellore and Symbiosis International University, Pune and others to provide special skill set training in areas such as advanced technology, management, business and project management skills to any of our IT professionals who meet the eligibility criteria of these Institutes, as part of our flagship work integrated learning programs.

Performance Evaluations

Our employees receive written performance objectives that they develop in conjunction with their respective managers. They are measured against these criteria quarterly as well as annually in a formal review process which includes self-reviews and manager reviews. There is also a 360-degree feedback for leadership competencies where managers do a self-assessment in addition to being provided feedback by their managers, peers, subordinates and internal customers. This feedback is integrated into their performance evaluation. Appropriate development plans and interventions are then charted out based on discussion between manager and employee. Differentiation of high performers is ensured in relevant talent management processes.

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of: fixed pay, benefits, variable pay, retirals, health insurance and long term incentives (equity pay). We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plans in 1999 and 2000 and restricted stock unit option plans in 2004, 2005 and 2007 and the Wipro Equity Reward Trust (“WERT”) employee stock purchase plan, 2013. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. For example, we link variable compensation to a business unit’s quarterly performance of financial and customer objectives.

Share Ownership

The following table sets forth, as of March 31, 2017, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2017. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2017. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2017, which was ₹64.85 per US$. The share numbers and percentages listed below are based on 2,430,900,565 equity shares outstanding as of March 31, 2017.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding		Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H. Premji(1)	1,780,600,607		73.25		—	—	—
Dr. Ashok S. Ganguly	1,867			*	—	—	—
N. Vaghul	—		—		—	—	—
T. K. Kurien(2)	521,661			*	—	—	—
Abidali Z. Neemuchwala(3)	80,000			*	120,000	0.03	May 2020
	—		—		100,000	0.03	July 2019
	—		—		200,000	0.03	December 2021
Rishad A. Premji	686,666	**		*	—	—	—
M. K. Sharma	—		—		—	—	—
William Arthur Owens	—		—		—	—	—
Ireena Vittal	—		—		—	—	—
Patrick Dupuis	—		—		—	—	—
Patrick J. Ennis	—		—		—	—	—
Jatin Pravinchandra Dalal(3)	71,775	***		*	5,606	0.03	October 2018
	—		—		30,000	0.03	April 2020
	—		—		12,000	0.03	July 2019
	—		—		75,000	0.03	December 2021

(1)

Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 562,998 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 399,065,641 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,069,955 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 10,069,955 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 399,065,641 shares held by Azim Premji Trust.

(2)

Mr. T K Kurien retired from the Board as Executive Vice-Chairman effective January 31, 2017. Share ownership disclosed above is as at January 31, 2017. This includes vested and unexercised options to purchase equity shares of the Company.

(3)	This includes vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2017.
*	Represents less than 1% of the total equity shares outstanding as of March 31, 2017.
**	Equity shares held by Mr. Rishad Premji is jointly with his relative and included in shareholding of Mr. Azim H. Premji.
***	Includes equity shares held jointly by Mr. Jatin Pravinchandra Dalal and a member of his immediate family.

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

The salient features of our stock plans are as follows:

Name of Plan	Number of Options(1)	Range of exercise prices(1)		Effective date	Termination date	Other remarks
1999 Employee Stock Option Plan	50,000,000	₹	171 - 490	July 29, 1999	July 28, 2009	Term of the Plan ended
Wipro Employee Stock Option Plan 2000 (2000 Plan)	280,303,030	₹	171 - 490	September 15, 2000	September 15, 2020
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 - 7	September 2000	September 2010	Term of the Plan ended
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	22,424,242	₹	2	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	22,424,242	US$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	22,424,242	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	18,686,869	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	14,829,824	₹	2	May 30, 2013	May 29, 2023

1)	Subject to adjustment for corporate action from time to time.

Wipro Equity Reward Trust (“WERT”)

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

Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2017 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2017, 1,101,217 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2017, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2017, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 2,430,900,565 equity shares outstanding as of March 31, 2017.

Name of Beneficial Owner	Class of Security	Number of Shares beneficially held as of March 31, 2017	% of Class of total shares outstanding
Azim H. Premji(1)	Equity	1,780,600,607	73.25
Hasham Traders	Equity	370,956,000	15.26
Prazim Traders	Equity	452,906,791	18.63
Zash Traders	Equity	451,619,790	18.58
Azim Premji Trust	Equity	399,065,641	16.42

(1)

Includes 370,956,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 452,906,791 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 451,619,790 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 562,998 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 399,065,641 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, and 95,419,432 shares held jointly by Mr. Premji and members of his immediate family. In addition 10,069,955 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 10,069,955 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 399,065,641 shares held by Azim Premji Trust.

Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2017, 2.01% of the Company’s equity shares are held through ADSs by approximately 16,245 holders of record. As of March 31, 2017, approximately 97.99% of the Company’s equity shares are held by 241,154 holders.

Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-Resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India (“SEBI”), and the Reserve Bank of India (“RBI”). As of March 31, 2017, about 11.30% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Our major shareholders do not have differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.

Related Party Transactions

Terms of Employment Arrangements and Indemnification Agreements: We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements” under Item 6 of this Annual Report for a description of the agreements that we have entered into with our directors and executive officers.

Related parties: For details and summary of transactions with related parties, please refer to Note 28 to the Consolidated Financial Statements.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2017:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2016 and 2017;

•	Consolidated Statements of Income for the years ended March 31, 2015, 2016 and 2017;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2016 and 2017;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2016 and 2017;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2016 and 2017; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2015, 2016 and 2017, we generated ₹427,368 million, ₹464,936 million, and ₹507,624 million, or 90%, 90% and 92% of our total segment revenues of ₹473,182 million, ₹516,307 million and ₹554,179 million, respectively, from the export of our products and rendering of services to customers outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends and Buy-Back of Equity Shares

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Rules.

During the fiscal year 2017, we concluded the buy-back of 40 million equity shares, as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹25,000.

During fiscal year 2017, we paid an interim cash dividend of ₹2 per share. The Board recommended the adoption of the interim dividend of ₹2 as the final dividend for the year ended March 31, 2017. Thus, the total dividend for the year ended March 31, 2017 remained at ₹2 per equity share.

The Board of Directors in their meeting held on April 25, 2017 approved issue of stock dividend, commonly known as bonus issue in India, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as of June 14, 2017, the record date fixed for this purpose, subject to approval by the Members of the Company through Postal Ballot/e-voting. The Companies Act, 2013 permits a company to distribute an amount transferred from the free reserves or other permitted reserves, including share premium account, to its shareholders in the form of bonus shares, which are similar to a stock dividend. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹2 per share.

Further, the Company has announced that the Board of Directors will consider a proposal for the buy-back of equity shares of the Company around July 2017.

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

As of March 31, 2017, we had 2,430,900,565 issued and outstanding equity shares. As of March 31, 2017, there were approximately 16,245 record holders of ADRs evidencing 48,837,504 equivalent ADSs equity shares. As of March 31, 2017, there were 241,154 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High ( ₹)	Low ( ₹)	High (US$)	Low (US$)	High ( ₹)	Low ( ₹)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2017 2016	606.75 635.70	410.00 508.90	9.36 9.60	6.32 7.68	607.00 636.45	408.10 507.90	9.36 9.61	6.29 7.67	13.08 13.48	9.00 10.65
2015	676.90	475.35	10.22	7.18	677.60	474.70	10.23	7.17	14.18	10.86
2014	610.50	315.30	9.22	4.76	611.00	314.85	9.22	4.75	14.26	6.91
2013	455.80	325.60	6.88	4.91	456.00	295.00	6.88	4.45	11.08	7.56

Quarter ended
March 31, 2017	517.80	445.55	7.98	6.87	518.70	445.35	8.00	6.87	10.41	9.00
December 31, 2016	504.30	410.00	7.78	6.32	501.15	408.10	7.73	6.29	10.19	9.09
September 30, 2016	577.50	470.00	8.91	7.25	577.80	470.00	8.91	7.25	12.47	9.69
June 30, 2016	606.75	531.75	9.36	8.20	607.00	531.50	9.36	8.20	13.08	11.65
March 31, 2016	573.25	508.90	8.65	7.68	573.90	507.90	8.66	7.67	12.71	10.65
December 31, 2015	613.00	542.85	9.25	8.19	613.30	542.25	9.26	8.18	12.84	11.50
September 30, 2015	604.70	529.55	9.13	7.99	604.90	528.30	9.13	7.97	12.91	10.81
June 30, 2015	635.70	512.55	9.60	7.74	636.45	512.50	9.61	7.74	13.48	11.37

Month ended
April 30, 2017	517.20	484.75	7.98	7.47	517.80	483.00	7.98	7.45	10.23	9.56
March 31, 2017	517.80	483.20	7.98	7.45	518.70	483.35	8.00	7.45	10.41	9.72
February 28, 2017	492.75	446.20	7.60	6.88	492.60	446.10	7.60	6.88	9.84	9.00
January 31, 2017	487.25	445.55	7.51	6.87	487.70	445.35	7.52	6.87	9.98	9.13
December 31, 2016	477.00	452.00	7.36	6.97	477.00	451.50	7.36	6.96	9.70	9.23
November 30, 2016	470.35	410.00	7.25	6.32	470.95	408.10	7.26	6.29	9.72	9.09

The US$ figure under BSE and NSE columns denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = ₹64.85 as of March 31, 2017.

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

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2017 was approximately US$ 1.85 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2017, was approximately US$ 1.87 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Share Capital

Our Authorized Share Capital as of March 31, 2017 is ₹6,100,000,000/- (Rupees Six Hundred and Ten Crores Only) divided into 2,917,500,000 (two hundred and ninety one crores seventy five lakhs) Equity Shares of ₹2 (Rupees two only) each, 25,000,000 (Two Crore Fifty lakhs) preference shares of ₹10 (Rupees ten only) each and 150,000 (One lakh Fifty Thousand) 10% optionally convertible Cumulative Preference shares of ₹100 each.

As of March 31, 2017, 2430,900,565 Equity Shares, par value ₹2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

We have submitted a proposal to our shareholders for approval to increase the authorized share capital to ₹1126,50,00,000 by creating an additional 258,25,00,000 (Two Hundred and Fifty Eight Crores and Twenty Five Lakhs) equity shares of ₹2/- each. The increase in the authorized share capital would require consequential amendments to Clause V of the Memorandum of Association of the Company that is currently in effect.

The increase in authorized capital, amendment of the Memorandum of Association of the Company and the issue of bonus equity shares are subject to shareholder approval through postal ballot/e-voting under Sections 61 and 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals. The results of the postal ballot/e-voting are to be announced on or before June 5, 2017.

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

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2017, we had ten directors. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. Our Articles of Association provide that at least two-thirds of the directors, not including the independent directors and the managing director, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors is fixed by the Board Governance, Nomination and Compensation Committee of the Board of Directors and approved by our Board of Directors in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the Government of India.

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

The Companies Act, 2013, read with the Rules, provides that any dividends that remain unpaid or unclaimed are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall also be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). Vide notifications issued in September 2016 and February 2017, the Ministry of Corporate Affairs has notified the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Amendment Rules, 2017, which introduce various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under section 124(6) of the Companies Act, 2013. These rules provide a 30-day period for companies to transfer shares that are due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed or will be completed during September 7, 2016 until May 31, 2017.

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

Bonus Shares (Commonly known as Stock Dividend in US)

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

Our Board of Directors has approved issue of stock dividend, commonly known as issue of bonus shares in India, in the proportion of 1:1, that is 1 (One) bonus equity share of ₹2/- each for every 1 (One) full paid-up equity share held (including ADS holders), as of June 14, 2017, the record date fixed for this purpose, subject to approval of the Members of the Company through postal ballot/e-voting. The stock dividend does not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend shall continue to represent one equity share of par value of ₹2 per share.

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

Voting Rights

The Companies Act, 2013 provides for listed companies like ours to compulsorily provide for electronic voting by its members. The timelines and procedure for such voting are provided for in Companies (Management and Administration) Rules, 2014 with the necessary clarifications and applicability of the Rules provided by the Ministry of Corporate Affairs. Our procedures comply with such rules and provide the opportunity for electronic voting by shareholders.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold securities, are discussed in Item 10 of this Annual Report, under the sections titled “Investment by Non-Resident Indians”, “Investment by Foreign Portfolio Investors” and “Overseas Investments” and is incorporated herein by reference.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Ltd. and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buy-backs. The Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Insolvency and Bankruptcy Code, 2016 or any other Indian laws in force at the time, the NCLT may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. Under the Companies Act, 2013, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act, 2013 and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Private Limited located in Hyderabad, India.

Company Acquisition of Equity Shares (Buy-back of Equity Shares)

Under the Companies Act, 2013, the Company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with this Section.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in Item 10 of this Annual Report. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders.

Takeover Code and Listing Regulations

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of more than 5% and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed. An ADS holder would be subject to these notification requirements.

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

In July 2016, SEBI issued a circular mandating the top five hundred listed companies (based on market capitalization) to formulate a dividend distribution policy and disclose this policy in their annual reports and on their websites. The policy shall include circumstances under which the shareholders may or may not expect dividend, financial parameters and internal and external factors that will be considered before declaring a dividend and the policy relating to the utilization of retained earnings. Accordingly, the Company has formulated a dividend distribution policy, which has been uploaded to its website.

Provisions of the Companies Act, 2013 and SEBI Listing Regulations require listed companies to carry out board evaluation and disclose certain aspects of the results of such evaluations in its annual report. In order to provide guidance to listed companies on various aspects of board evaluations, SEBI issued a guidance note in January 2017, elaborating on various aspects of the Board evaluation process to help companies improve their evaluation process, derive the best possible benefit and achieve the objective of the entire process.

In February 2017, in order to improve disclosure standards, SEBI has advised the top five hundred listed companies, which are required to prepare Business Responsibility Report, to voluntary adopt Integrated Reporting as per the framework prescribed by the International Integrated Reporting Council (‘IIRC’) beginning in fiscal year 2018.

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

•	Widening the disclosure obligations of trading by Insiders to include all employees (and their immediate relatives) for trading in excess of ₹10 lakhs of securities in a calendar quarter.

•	Requiring Insiders to exchange UPSI only on need-to-know basis.

•	Prohibiting the procurement of UPSI except for legitimate purposes, performance of duties or discharge of legal obligations.

•	Creating a Trading Plan option for persons who may be perpetually in possession of UPSI.

•	Changing the re-opening of the trading window for Insiders from 24 to 48 hours after information becoming generally available to public.

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

National Company Law Tribunal

In December 2016, the Ministry of Corporate Affairs announced vide notifications of its intention to amend various provisions of the Companies Act, 2013 to create the National Company Law Tribunal (“NCLT”) and National Company Law Appellate Tribunal (“NCLAT”). The NCLT is a quasi-judicial authority created to adjudicate corporate civil disputes and other prescribed matters such as mergers and amalgamations, liquidation and winding up, class action suits, reduction of capital matters, oppression and mismanagement claims and the compounding of certain offenses. The NCLT replaces powers which were hitherto exercised by the High Courts, Company Law Board and Board for Industrial and Financial Reconstruction; it has several benches in different jurisdictions in India. The NCLAT is an appellate authority constituted to deal with appeals arising out of the decisions of the NCLT.

Corporate Social Responsibility

The Companies Act, 2013, read with Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. We are complying with this requirement and a detailed report on CSR for fiscal year 2017 will be included in the Annual Report of the Company for fiscal year 2017 to be filed in India. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall.

Related Party Transactions

As per the Companies Act, 2013, approval of the Indian Central Government for certain related party transactions above the prescribed limit for certain class of companies is no longer required. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 effective from May 25, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. Prior approval of shareholders by way of an Ordinary Resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. Further, no prior approval of shareholders is required for transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting for approval. Disclosure of related party transactions is required to be included in the Director’s Report along with justification for entering in to such contracts and arrangements.

Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014 as notified from December 14, 2015 provides that the Audit Committee shall consider the following while granting omnibus approval for the Related Party Transactions:

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

Material Contracts

We are a party to various employment arrangements with our executive directors and executive officers. See “Terms of Employment Arrangements” under Item 6 of this Annual Report for a further description of the employment arrangements and indemnification agreements that we have entered into with our directors and executive officers.

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”) and are subject to the regulations issued by the Reserve Bank of India (“RBI”) from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non-Resident Indian (“NRI”), to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of an Indian company to other NRIs. A person resident outside India can transfer shares or convertible debentures to a person resident in India by way of gift. A person resident outside India can sell the shares and convertible debentures of an Indian company on a recognized Stock Exchange in India through a registered stock broker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions. Pursuant to the Notification No.FEMA.368/2016-RB dated May 20, 2016, the RBI has permitted, subject to certain conditions, payment of not more than 25% of the total consideration by the buyer to the seller on a deferred basis within a period not exceeding 18 months from the date of the transfer agreement, in cases of the transfer of shares between a resident buyer and a non-resident seller or vice-versa.

In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required.

The limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI is US$250,000, per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds. Moreover, pursuant to the announcement made in the union budget for the year ending in 2018, the Union Cabinet of Government of India recently abolished the FIPB. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

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

Under the 2014 Scheme, the foreign depository may take instructions from Depository Receipts holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the 2014 Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of Depository Receipts, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

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

Investment by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (“FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“FPI”). FPI Regulations restrict purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total issued capital of the company. Investment by FPIs shall also be subject to such other conditions and restrictions as may be specified by the Government of India, from time to time. Further to the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014, to recognise a portfolio investor registered under the FPI Regulations as ‘Registered Foreign Portfolio Investor (RFPI)’. The individual and aggregate investment limits for the RFPIs shall be below 10% and 24% respectively of the total paid-up equity capital and such investments shall also be within such overall sectoral caps prescribed under the foreign direct investment policy. The aggregate limit of 24% may be increased up to the sectoral cap/statutory ceiling, as applicable, by the Indian company concerned by passing a resolution by its Board of Directors followed by passing of a special resolution to that effect by its shareholders. Portfolio investments up to the lower of (i) an aggregate foreign investment level of 49% or (ii) the sectoral/statutory cap will not be subject to either government approval or compliance with the sectoral conditions, as the case may be, provided that such investments do not result in a change in ownership leading to control of Indian companies by non-resident entities.

Investment by Foreign Venture Capital Investors

Recently, the RBI has further liberalized and rationalized the investment regime for Foreign Venture Capital Investors (“FVCIs”). In order to boost foreign investment in Indian startups, the RBI has permitted FVCIs to invest under an automatic in equity regime or under an equity-linked instrument or debt instrument of unlisted Indian companies in certain specified sectors and in Indian startups, irrespective of the sector in which the startup is engaged. There will be no restriction on transfers of any security or instrument held by FVCIs to any person residing inside or outside India.

Overseas Investment

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provided that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding US$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. In the vide circular dated January 25, 2017, RBI prohibited Indian companies from making direct investments in an overseas entity (set up or acquired abroad directly—as a joint venture or a wholly-owned subsidiary—or indirectly—as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as “non-cooperative countries and territories” or as notified by the RBI from time to time.

Taxation

The following summary is based on the law and practice of the Indian Income Tax Act, 1961, (Income Tax Act), including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Depository Receipts Scheme 2014. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

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

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the Company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 17.647% on the amount actually distributed as dividends to shareholders. The surcharge on DDT for domestic companies is 12% in addition to an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed is 20.358%. Additionally, effective June 1, 2011, the SEZ developers profits will also be included while calculating the DDT, which was previously exempt from the DDT. Currently the cascading effect is avoided only for the immediate domestic subsidiary company, which is not a subsidiary of another subsidiary. The Finance Act, 2012, with a view to remove the cascading effect in a multi-tier corporate structure, has amended the Income Tax Act specifying that the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary. The Finance Act, 2013 has amended the Finance Act, 2012 to specify that the 15% tax paid on dividends received from a foreign subsidiary is available for set-off against the DDT payable by a domestic company. The Finance Act, 2016 levies an additional tax at the rate of 10% in the hands of non-corporate resident assessee having a dividend income in excess of ₹1 million per annum. The Finance Act, 2017 extended this additional tax of 10% to all resident assessee except domestic companies, 12AA exempt Trusts and certain other exempt institutions.

Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to tax under the Income Tax Act.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident and resident holders in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, 1961, in conjunction with the Depository Receipts Scheme 2014. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than twenty-four months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of twenty-four months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

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

•

The Finance Act, 2017 has amended section 10(38) to include in income , any income arising from the transfer of a long-term capital asset, being an equity share in the company, if the transaction of acquisition, other than the acquisition notified by the central government in this behalf of such, equity shares is entered into on or after 1st day of October, 2004 and such transaction is not chargeable to securities transaction tax under chapter VII of the Finance (No.2) Act, 2004 (23 of 2004).

•	The Finance Act, 2017 has also introduced section 56(2)(x) to include that following shall be chargeable to Income tax as “Income from other sources”:

where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017,

Any sum of money without consideration, the aggregate value of which exceeds fifty thousand rupees, the whole of the aggregate value of such sum.

(a)	Any immovable property :

(A)	Without consideration, the stamp duty value of which exceeds fifty thousand rupees, the stamp duty value of such property

(B)	For a consideration which is less than the stamp duty value of the property by an amount exceeding fifty thousand rupees, the stamp duty value of such property exceeds such consideration

(b)	Any property, other than immovable property:

(A)	Without consideration, the aggregate fair market value of which exceeds fifty thousand rupees, the whole of the aggregate fair market value of such property.

(B)

For a consideration which is less than the aggregate fair market value of the property by an amount exceeding fifty thousand rupees, the aggregate fair market value of such property as exceeds such consideration.

•	In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% is levied as follows:

Category of person	Surcharge rates for FY 2015-16	Surcharge Rates for FY 2016-17
Resident other than company	12%, if total income > ₹10 million	12%, if total income > ₹10 million
Resident company	7%, if total income > ₹10 million and < ₹100 million	7%, if total income > ₹10 million and < ₹100 million
	12%, if total income > ₹100 million	12%, if total income > ₹100 million
Non Resident other than company	12%, if total income > ₹10 million	12%, if total income > ₹10 million
Foreign company	2%, if total income > ₹10 million and < ₹100 million	2%, if total income > ₹10 million and < ₹100 million
	5%, if total income > ₹100 million	5%, if total income > ₹100 million

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

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee with a maximum of 34.61% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

According to the Depository Receipts Scheme 2014, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets.

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

Securities Transaction Tax (STT): In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The STT rates are as follows:

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1per cent	Purchaser

(a) the transaction of such purchase is entered into in a recognised stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1 per cent	Seller

(a) the transaction of such sale is entered into in recognised stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity oriented fund, where—	0.001 per cent	Seller

(a) the transaction of such sale is entered into in a recognised stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity oriented fund, where—	0.025 per cent	Seller

(a) the transaction of such sale is entered into in a recognised stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.017 per cent	Seller

(b) Sale of an option in securities, where option is exercised	0.125 per cent	Purchaser

(c) Sale of a futures in securities	0.01 per cent	Seller

Sale of a unit of an equity oriented fund to the Mutual Fund.	0.00 per cent	Seller

Service tax: Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax at an effective rate of 15%.

Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196 D (2) of the Income Tax Act, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buy-Back of Securities. Indian companies are not subject to any tax on the buy-back of their shares, if the shares are listed in a recognized stock exchange and the buy-back transaction is executed in a recognized stock exchange. However, the shareholders will be taxed on any resulting gains. The company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act, 2013 has levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buy-back of shares by an unlisted company u/s 115QA of the Income Tax Act, 1961.

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buy-back of shares are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act.

Short Term Capital Gain (STCG) (holding period less than or equal to 12 months) arising from buy-back of listed equity shares (subjected to STT) would be subject to tax @ 15% under section 111A of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder)

Long Term Capital Gain (LTCG) (holding period more than 12 months) arising from buy-back of listed equity shares (subjected to STT) would be exempt under section 10(38) of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder)

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant country in which the shareholder is resident but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

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

Gift Tax and Estate Duty. The Finance Act, 2017 has inserted a new section 56 (2)(x) with effect from April 1, 2017 to tax the receipt of any sum of money or any immovable property, by any person either without consideration or for an inadequate consideration for value exceeding ₹50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

General Anti Avoidance Rule (GAAR): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of sections 95 to 102, on April, 1 2014. The provision of GAAR will be applicable from April, 1 2017. If any transaction is arranged to obtain a tax benefit and it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as impermissible avoidance arrangements or an arrangement with lack of commercial substance, the tax authorities after hearing to the tax payer and after obtaining due approvals from higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under GAAR provisions are as under:

a)	disregarding, combining or recharacterising any step in, or a part or whole

b)	treating the arrangement as if it had not been entered into or carried out;

c)	any equity may be treated as debt or vice versa,

d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,

e)	any expenditure, deduction, relief or rebate may be re-characterised.

Minimum Alternative tax (MAT): The Income Tax Act, 1961 (Act) introduced the provisions of MAT with effect from April,1 2001, which require corporate assesses to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, provision towards any diminution in the value of assets, appropriations etc. From April 2005 till March 2012 any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April, 1 2012, onwards even income arising out of any business carried on in a Special Economic Zone as a developer or unit is also subject to MAT. The effective rate of MAT is 21.34%. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Act, for the following ten years as MAT credit. The Finance Act, 2017 increased the period for carry forward of MAT credit to 15 years from the present period of 10 years.

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

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, potential application of the Medicare contribution tax, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2017. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

(₹ in millions, except share data and where otherwise stated)

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

As of March 31, 2017, a ₹1 increase/decrease in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in approximately ₹1,155 decrease/increase in the fair value of our foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. To manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. As of March 31, 2017, substantially all of our borrowings was subject to floating interest rates, which reset at short intervals. If interest rates were to increase by 100 bps from March 31, 2017, additional net annual interest expense on our floating rate borrowing would amount to approximately ₹1,226

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2016 and 2017, respectively and revenues for the year ended March 31, 2015, 2016 and 2017, respectively. There is no significant concentration of credit risk.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities in India which are at least AA rated by Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. The counterparties are primarily banks and financial institutions.

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. As of March 31, 2017, our cash and cash equivalents are held with major banks and financial institutions. Please refer “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

Item 12.	Description of Securities Other Than Equity Securities

Item 12 A.	Debt Securities

Not applicable.

Item 12 B.	Warrants and Rights

Not applicable.

Item 12 C.	Other securities

Not applicable.

Item 12 D.	American Depository Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3.	Fees and Charges for Holders of American Depository Receipts

J. P. Morgan Chase Bank, N.A., as Depositary for the ADSs collects fees as provided in the Deposit Agreement, as mentioned below. The following is qualified in its entirety by reference to the Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(4) to the Form F-6 filed on May 30, 2017.

“The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10)), whichever is applicable (i) a fee of U.S.$0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof, (iii) a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of the Depositary’s agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. JPMorgan and/or its agent may act in principal for such conversion of its foreign currency. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. For further details, see https://www.adr.com.”

The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Item 12.D.4.	Fees Paid by Depository to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2017, a contribution of US $1,766,522.02 (net of TDS) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2017, our principal Chief Executive Officer and principal Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal Chief Executive Officer and principal Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal Chief Executive Officer and principal Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2017. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2017.

Our independent registered public accounting firm, KPMG, India, has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited Wipro Limited’s (“the Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 02, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Bangalore, India

June 02, 2017

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

	Year ended March 31,
	2016		2017
	(₹ in millions)
Audit fees	₹	69	₹	115
Tax fees		68		68
All other fees		15		11

Total	₹	152	₹	194

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

Under Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder, Indian companies, and therefore Wipro Limited (‘the Company’) are required to rotate their current statutory auditors once the auditors have exceeded the maximum term permitted under the said regulation. Therefore, the Company’s Audit Committee proposed and on July 25, 2016, the Board recommended, approval of the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Deloitte) as the statutory auditors of the Company. Deloitte will hold office for a period of 5 (five) consecutive years from the conclusion of the 71 Annual General Meeting of the Company scheduled to be held in 2017 until the conclusion of the 76 Annual General Meeting to be held in 2022, subject to the approval of shareholders of the Company.

To align with the above, the Board also approved the appointment of Deloitte as the independent registered public accounting firm of the Company. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company for the year ending March 31, 2018 and thereafter to be included in the Company’s Annual Report on Form 20-F filed with the SEC. KPMG was the Company’s independent registered public accounting firm through the completion of the audit for the year ended March 31, 2017 and for the purpose of filing such audited financial statements in this Form 20-F for the year ended March 31, 2017.

In addition, in accordance with disclosure requirements under SEC regulations, the following may be noted:

•

The audit reports of KPMG on the consolidated financial statements of Wipro Limited and subsidiaries as of and for the years ended March 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of March 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

•

During the two fiscal years ended March 31, 2017 and March 31, 2016, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or reportable events.

•	During the two fiscal years ended March 31, 2017 and March 31, 2016, we did not consult with Deloitte for any matters regarding either

○

the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Wipro Limited; or

○

any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

Deloitte was requested to review the disclosures given above and furnish Wipro Limited with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the Commission, is filed as an exhibit to this Annual Report on Form 20-F.

The Company has provided KPMG with a copy of the disclosures given above and have requested them to furnish Wipro with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F, and if not, stating the respects in which it does not agree. A letter from KPMG is attached as Exhibit to this Annual Report on Form 20-F.

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

•

Listing Regulations with Indian stock exchanges requires that a majority of the members of the Audit Committee be independent directors while the NYSE Listing requirements specifies that all the members of the Audit Committee must be independent directors.

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

Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statements of financial position of Wipro Limited and its subsidiaries (“the Company”) as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wipro Limited’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 02, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Bangalore, India

June 02, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2016	2017	2017
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
ASSETS
Goodwill	5	101,991	125,796	1,940
Intangible assets	5	15,841	15,922	246
Property, plant and equipment	4	64,952	69,794	1,076
Derivative assets	15	260	106	2
Investments	7	4,907	7,103	110
Trade receivables	8	1,362	3,998	62
Deferred tax assets	17	4,286	3,098	48
Non-current tax assets		11,751	12,008	185
Other non-current assets	11	15,828	16,793	259

Total non-current assets		221,178	254,618	3,928

Inventories	9	5,390	3,915	60
Trade receivables	8	99,614	94,846	1,463
Other current assets	11	32,894	30,751	474
Unbilled revenues		48,273	45,095	695
Investments	7	204,244	292,030	4,503
Current tax assets		7,812	9,804	151
Derivative assets	15	5,549	9,747	150
Cash and cash equivalents	10	99,049	52,710	813

Total current assets		502,825	538,898	8,309

TOTAL ASSETS		724,003	793,516	12,237

EQUITY
Share capital		4,941	4,861	75
Share premium		14,642	469	7
Retained earnings		425,118	490,930	7,570
Share based payment reserve		2,229	3,555	55
Other components of equity		18,242	20,489	316

Equity attributable to the equity holders of the Company		465,172	520,304	8,023
Non-controlling interest		2,212	2,391	37

Total equity		467,384	522,695	8,060

LIABILITIES
Long-term loans and borrowings	12	17,361	19,611	302
Derivative liabilities	15	119	2	—
Deferred tax liabilities	17	5,108	6,614	102
Non-current tax liabilities		8,231	9,547	147
Other non-current liabilities	14	7,225	5,500	85
Provisions	14	14	4	—

Total non-current liabilities		38,058	41,278	636

Loans, borrowings and bank overdrafts	12	107,860	122,801	1,894
Trade payables and accrued expenses	13	68,187	65,486	1,010
Unearned revenues		18,076	16,150	249
Current tax liabilities		7,015	8,101	125
Derivative liabilities	15	2,340	2,708	42
Other current liabilities	14	13,821	13,027	201
Provisions	14	1,262	1,270	20

Total current liabilities		218,561	229,543	3,541

TOTAL LIABILITIES		256,619	270,821	4,177

TOTAL EQUITY AND LIABILITIES		724,003	793,516	12,237

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2015	2016	2017	2017
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Revenues	20	469,545	512,440	550,402	8,487
Cost of revenues	21	(321,284)	(356,724)	(391,544)	(6,038)

Gross profit		148,261	155,716	158,858	2,449

Selling and marketing expenses	21	(30,625)	(34,097)	(40,817)	(629)
General and administrative expenses	21	(25,850)	(28,626)	(32,021)	(493)
Foreign exchange gains, net		3,637	3,867	3,777	58
Other operating income	22	—	—	4,082	63

Results from operating activities		95,423	96,860	93,879	1,448

Finance expenses	23	(3,599)	(5,582)	(5,183)	(80)
Finance and other income	24	19,859	23,655	21,660	334

Profit before tax		111,683	114,933	110,356	1,702

Income tax expense	17	(24,624)	(25,366)	(25,213)	(389)

Profit for the year		87,059	89,567	85,143	1,313

Profit attributable to:
Equity holders of the Company		86,528	89,075	84,895	1,309
Non-controlling interest		531	492	248	4

Profit for the year		87,059	89,567	85,143	1,313

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		35.25	36.26	34.96	0.54
Diluted		35.13	36.18	34.85	0.54
Weighted-average number of equity shares used in computing earnings per equity share:
Basic		2,454,681,650	2,456,559,400	2,428,540,505	2,428,540,505
Diluted		2,462,579,161	2,461,689,908	2,435,673,569	2,435,673,569

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2015	2016	2017	2017
					Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Profit for the year		87,059	89,567	85,143	1,313
Other comprehensive income
Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial (losses)/gains		(64)	(788)	169	3
Net change in fair value of financial instruments through OCI		—	17	(168)	(3)

		(64)	(771)	1	—

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences
Translation difference relating to foreign operations	16	799	5,766	(3,354)	(52)
Net change in fair value of hedges of net investment in foreign operations	16	390	(813)	276	5
Net change in time value of option contracts designated as cash flow hedges	15,17	—	—	9	—
Net change in intrinsic value of option contracts designated as cash flow hedges	15,17	—	—	77	1
Net change in fair value of forward contracts designated as cash flow hedges	15,17	3,051	(1,640)	3,910	60
Net change in fair value of financial instruments through OCI	7,17	856	363	1,179	18

		5,096	3,676	2,097	32

Total other comprehensive income, net of taxes		5,032	2,905	2,098	32

Total comprehensive income for the year		92,091	92,472	87,241	1,345

Attributable to:
Equity holders of the Company		91,510	91,894	87,062	1,342
Non-controlling interest		581	578	179	3

		92,091	92,472	87,241	1,345

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

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

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	407,982	1,646	409,628
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(770)	—	—	—	(31)	(801)	(12)	(813)

Adjusted balances as at April 1, 2015	2,469,043,038	4,937	14,031	371,478	1,312	11,249	3,550	624	407,181	1,634	408,815

Total comprehensive income for the year
Profit for the year	—	—	—	89,075	—	—	—	—	89,075	492	89,567
Other comprehensive income	—	—	—	—	—	4,867	(1,640)	(408)	2,819	86	2,905

Total comprehensive income for the year	—	—	—	89,075	—	4,867	(1,640)	(408)	91,894	578	92,472

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(35,494)	—	—	—	—	(35,494)	—	(35,494)
Issue of equity shares on exercise of options	1,670,252	4	611	—	(611)	—	—	—	4	—	4
Compensation cost related to employee share based payment	—	—	—	59	1,528	—	—	—	1,587	—	1,587
Total transactions with owners of the Company	1,670,252	4	611	(35,435)	917	—	—	—	(33,903)	—	(33,903)

As at March 31, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity
	No. of shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2016	2,470,713,290	4,941	14,642	425,735	2,229	16,116	1,910	505	466,078	2,224	468,302
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(617)	—	—	—	(289)	(906)	(12)	(918)

Adjusted balance as at April 1, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

Total comprehensive income for the year
Profit for the year	—	—	—	84,895	—	—	—	—	84,895	248	85,143
Other comprehensive income	—	—	—	—	—	(3,009)	3,996	1,180	2,167	(69)	2,098

Total comprehensive income for the year	—	—	—	84,895	—	(3,009)	3,996	1,180	87,062	179	87,241

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(8,734)	—	—	—	—	(8,734)	—	(8,734)
Issue of equity shares on exercise of options	187,275	^	81	—	(81)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options*	—	—	—	384	(384)	—	—	—	—	—	—
Buyback of equity shares #	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Compensation cost related to employee share based payment	—	—	—	13	1,791	—	—	—	1,804	—	1,804
Total transactions with owners of the Company	(39,812,725)	(80)	(14,173)	(19,083)	1,326	—	—	80	(31,930)	—	(31,930)

As at March 31, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Convenience translation into U.S.$ in million (Unaudited) Refer note 2 (iii)		75	7	7,570	55	202	91	23	8,023	37	8,060

*

Includes 14,829,824, 14,829,824 and 13,728,607 treasury shares held as of March 31, 2015, 2016 and 2017 respectively by a controlled trust. 1,101,217 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2017

#	refer note 18
^	Value is less than ₹1

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2015	2016	2017	2017
				Convenience translation into U.S.$ in millions (Unaudited) Refer note 2(iii)
Cash flows from operating activities:
Profit for the year	87,059	89,567	85,143	1,313
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment and intangible assets, net	6	(55)	117	2
Depreciation, amortization and impairment	12,823	14,965	23,107	356
Unrealized exchange loss, net	3,946	2,664	3,945	61
Gain on sale of investments, net	(3,948)	(2,646)	(3,486)	(54)
Share based compensation expense	1,138	1,534	1,742	27
Income tax expense	24,624	25,366	25,213	389
Dividend and interest income, net	(15,143)	(19,599)	(16,259)	(251)
Gain from sale of EcoEnergy division	—	—	(4,082)	(63)
Other non-cash items	—	—	(1,732)	(27)
Changes in operating assets and liabilities; net of effects from acquisition:
Trade receivables	(5,929)	(5,317)	3,346	52
Unbilled revenues	(3,004)	(5,329)	3,813	59
Inventories	(2,556)	(541)	1,475	23
Other assets	(3,742)	(766)	4,054	63
Trade payables, accrued expenses, other liabilities and provisions	3,469	4,683	(5,202)	(80)
Unearned revenues	3,784	1,282	(2,945)	(45)

Cash generated from operating activities before taxes	102,527	105,808	118,249	1,825
Income taxes paid, net	(24,265)	(26,935)	(25,476)	(393)

Net cash generated from operating activities	78,262	78,873	92,773	1,432

Cash flows from investing activities:
Purchase of property, plant and equipment	(12,661)	(13,951)	(20,853)	(322)
Proceeds from sale of property, plant and equipment	1,389	779	1,207	19
Proceeds from sale of EcoEnergy division, net of related expenses		—	4,372	67
Purchase of investments	(590,482)	(934,958)	(813,439)	(12,544)
Proceeds from sale of investments	575,082	830,647	729,755	11,254
Impact of investment hedging activities, net	—	266	(226)	(3)
Payment for business acquisitions including deposit in escrow, net of cash acquired	(11,331)	(39,373)	(33,608)	(518)
Interest received	12,206	18,368	17,069	263
Dividend received	224	66	311	5
Income taxes paid on sale of EcoEnergy division	—	—	(871)	(13)

Net cash (used) in investing activities	(25,573)	(138,156)	(116,283)	(1,792)

Cash flows from financing activities:
Proceeds from issuance of equity shares	5	4	^	^
Repayment of loans and borrowings	(98,419)	(137,298)	(112,803)	(1,740)
Proceeds from loans and borrowings	119,300	172,549	125,922	1,942
Payments for deferred/contingent consideration in respect of business combinations	(243)	—	(138)	(2)
Payment for buy back of shares	—	—	(25,000)	(386)
Proceeds from sale of treasury shares	1,000	—	—	—
Interest paid on loans and borrowings	(919)	(1,348)	(1,999)	(31)
Payment of cash dividend (including dividend tax thereon)	(29,490)	(35,494)	(8,734)	(135)

Net cash (used) in financing activities	(8,766)	(1,587)	(22,752)	(352)

Net increase/(decrease) in cash and cash equivalents during the year	43,923	(60,870)	(46,262)	(712)
Effect of exchange rate changes on cash and cash equivalents	589	549	(1,412)	(22)
Cash and cash equivalents at the beginning of the year	114,201	158,713	98,392	1,517

Cash and cash equivalents at the end of the year (note 10)	158,713	98,392	50,718	783

Total taxes paid amounted to ₹24,265, ₹26,935 and ₹26,347 for the year ended March 31, 2015, 2016 and 2017 respectively.

^	value is less than one million.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These consolidated financial statements were authorized for issue by the Audit Committee on June 2, 2017.

2. Basis of preparation of consolidated financial statements

(i) Statement of compliance and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application from April 1, 2015. All other accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.

All amounts included in the consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/(liability) is recognised as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2017, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹64.85 as published by Federal Reserve Board of Governors on March 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

b)

Impairment testing: Goodwill and intangible assets recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

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

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liability acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

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

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Gains/(losses) relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes.

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

(iv) Financial instruments

Accounting policies applied prior to April 1, 2015

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

b. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowings as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

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

Accounting policies applied from April 1, 2015

The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application from April 1, 2015.

Below are the accounting policies for financial instruments consequent to adoption of IFRS 9:

A)    Non-derivative financial instruments:

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

b. Investments

Financial instruments measured at amortised cost:

Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial instruments measured at fair value through other comprehensive income (FVTOCI):

Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Interest income is recognized in the statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of income.

Financial instruments measured at fair value through profit or loss (FVTPL):

Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in statement of income. The gain or loss on disposal is recognized in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established.

Investments in equity instruments designated to be classified as FVTOCI:

The Company carries certain equity instruments which are not held for trading. The Company has elected the FVTOCI irrevocable option for these instruments. Movements in fair value of these investments are recognized in other comprehensive income and the gain or loss is not transferred to statement of income on disposal of these investments. Dividends from these investments are recognized in the consolidated statement of income when the Company’s right to receive dividends is established.

c. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled revenues and other assets.

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

b. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

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

C) Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognise the financial asset and also recognizes a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognized from the group’s balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

(v) Equity and share capital

a) Share capital and share premium

The authorized share capital of the Company as of March 31, 2016 and 2017 is ₹6,100 divided into 2,917,500,000 equity shares of ₹2 each, 25,000,000 preference shares of ₹10 each and 150,000 10% optionally convertible cumulative preference shares of ₹100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 14,829,824, 14,829,824 and 13,728,607 treasury shares as of March 31, 2015, 2016 and 2017, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. A portion of these earnings amounting to ₹1,139 is not freely available for distribution.

d) Share based payment reserve

The share based payment reserve is used to record the value of equity-settled share based payment transactions with employees. The amounts recorded in share based payment reserve are transferred to share premium upon exercise of stock options and restricted stock unit options by employees.

e) Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

f) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income (net of taxes), and presented within equity as cash flow hedging reserve.

g) Other reserves

Changes in the fair value of financial instruments measured at fair value through other comprehensive income and actuarial gains and losses on defined benefit plans are recognized in other comprehensive income (net of taxes), and presented within equity in other reserves.

Other reserves also includes Capital redemption reserve amounting to ₹80 which is not freely available for distribution.

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

(x) Impairment

A) Financial assets

The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortised cost, debt instruments at FVTOCI, lease receivables, trade receivables and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate.

Loss allowances for trade receivables and lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. Refer note 2 (iv) (g) for further information.

B) Non-financial assets

The Company assesses long-lived assets such as property, plant, equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (FVLCD) and its value-in-use (VIU). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash -generating units which represents the lowest level at which goodwill is monitored for internal management purposes. An impairment in respect of goodwill is not reversed.

(xi) Employee benefits

A) Post-employment and pension plans

The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognized as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method.

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

b. Superannuation

Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.

c. Gratuity

In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third party fund managers. The Company’s obligation in respect of the gratuity plan, which is a defined benefit plan, is provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses in other comprehensive income, net of taxes.

d. Termination benefits

Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits.

e. Short-term benefits

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

f. Compensated absences

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

•	Costs that relate directly to a contract and incurred in securing a contract are recognized as an asset and amortized over the contract term as reduction of revenue.

•	Contract expenses are recognised as expenses by reference to the stage of completion of contract activity at the end of the reporting period.

(xv) Finance expenses

Finance expenses comprise interest cost on borrowings, gains or losses arising on re-measurement of financial assets measured at FVTPL, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the statement of income using the effective interest method.

(xvi) Finance and other income

Finance and other income comprises interest income on deposits, dividend income and gains / (losses) on disposal of investments. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

(xvii) Income tax

Income tax comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent it relates to a business combination, or items directly recognized in equity or in other comprehensive income.

a) Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

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

New Accounting standards adopted by the Company:

IFRS 9 – Financial instruments

The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application from April 1, 2015.

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

Application of the new measurement and presentation requirements of IFRS 9 did not have a significant impact on equity. The Company continues to measure at fair value all financial assets earlier measured at fair value. All existing hedge relationships that were earlier designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, there is no significant impact as a result of applying IFRS 9. The effect of change in measurement of financial instruments on Company’s comprehensive income, financial position and earning per share the has been applied retrospectively. The retrospective application did not have a significant impact on the financial position as at March 31, 2015 and 2016.

The total impact on the Company’s retained earnings and other reserves due to classification and measurement of financial instruments is as follows:

	Retained Earnings		Other Reserves
Reported opening balance as at April 1, 2015	₹	372,248	₹	655

Impact on adoption of IFRS 9

Reclassification of investments from available for sale investments (AFS) to FVTPL (refer note a)		55		(55)
Expected credit losses on financial assets (refer note d)		(1,231)		—
Deferred tax impact on the above		406		24

Total impact on adoption of IFRS 9		(770)		(31)

Adjusted balance as at April 1, 2015	₹	371,478	₹	624

Reported balance as at March 31, 2016		425,735		505
Impact of adoption of IFRS 9 for the year ended March 31, 2016
Reclassification of investments from AFS to FVTPL (refer note a)		375		(375)
Expected credit losses on financial assets (refer note d)		(161)		—
Deferred tax impact on the above		(61)		117

Adjustment on adoption of IFRS 9 for the year ended March 31, 2016		153		(258)

Cumulative impact on adoption of IFRS 9 as at March 31, 2016		(617)		(289)

Adjusted balance as at March 31, 2016	₹	425,118	₹	216

(a)    Reclassification of investments from AFS to FVTPL

Certain investments in liquid and short-term mutual funds and equity linked debentures were reclassified from available for sale to financial assets measured at FVTPL. Related fair value gain of ₹55 were transferred from other comprehensive income to retained earnings on April 1, 2015. During the year ended March 31, 2016, fair value gains related to these investments amounting to ₹258 was recognized in statement of income, net of related deferred tax expense of ₹117. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(b)    Reclassification of investments from AFS to FVTOCI

The Company on initial application of IFRS 9 has made an irrevocable election to present in other comprehensive income, the subsequent changes in fair value of equity investments not held for trading. Such investments and investment in certificate of deposits were reclassified from available for sale to financial assets measured at FVTOCI. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(c)    Reclassification of loans and deposits to financial instruments at amortised cost

Certain inter corporate and term deposits along with related interest accruals were reclassified from loans and receivables reported as part of other assets to financial assets measured at amortised cost. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(d)    Impairment of financial assets

The Company has applied the simplified approach to providing for expected credit losses on trade receivables as described by IFRS 9, which requires the use of lifetime expected credit loss provision for all trade receivables. These provisions are based on assessment of risk of default and expected timing of collection. A cumulative impairment provision of ₹918 (net of deferred tax) has been recorded as an adjustment to total equity as at April 1, 2015.

The Company assesses on a forward-looking basis the expected credit losses associated with its assets carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after 1 April 2016, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

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

The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The standard is effective for periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the full retrospective method effective April 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

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

IFRIC 22- Foreign currency transactions and Advance consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign currency transactions and Advance consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is currently assessing the impact of IFRIC 22 on its consolidated financial statements.

Amendments to IAS 7- Statement of cash flows

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Company is assessing the disclosure requirements of the amendment and the effect on its consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery(1)		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		10		209		1,720		79		(1)		2,017
Additions/adjustments		—		1,799		15,424		1,791		62		19,076
Additions through business combinations		—		105		4,462		162		34		4,763
Disposals / adjustments		—		(539)		(1,620)		(615)		(336)		(3,110)

As at March 31, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		73		1,113		80		—		1,266
Depreciation		—		861		11,381		1,094		19		13,355
Disposals / adjustments		—		(103)		(962)		(492)		(324)		(1,881)

As at March 31, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327

Capital work-in-progress												6,211

Net carrying value including Capital work-in-progress as at March 31, 2016											₹	64,952

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions/adjustments		—		1,133		16,572		2,242		23		19,970
Additions through business combinations		134		446		835		77		—		1,492
Disposals / adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals / adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017	₹	—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699

Capital work-in-progress												8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

(1)	Including net carrying value of computer equipment and software amounting to ₹20,365 and ₹19,200 as at March 31, 2016 and 2017, respectively.

Interest capitalized by the Company was ₹73 and ₹89 for the year ended March 31, 2016 and 2017, respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2016 and 2017 are 4.8% and 2.4%, respectively.

5. Goodwill and Intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2016		2017
Balance at the beginning of the year	₹	68,078	₹	101,991
Translation adjustment		3,421		(4,319)
Acquisition through business combinations, net		30,492		28,124

Balance at the end of the year	₹	101,991	₹	125,796

Acquisition through business combinations for the year ended March 31, 2017 primarily includes goodwill recognized on the acquisition of Appirio Inc. Also refer note 6 to the consolidated financial statements.

The Company is organized by two operating segments: IT Services and IT Products. Goodwill as at March 31, 2016 and 2017 has been allocated to the IT Services operating segment.

Goodwill recognised on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

During the year ended March 31, 2017, the Company realigned its CGUs (also refer note 30). Consequently, goodwill has been allocated to the new CGUs as at March 31, 2017 as follows:

CGUs	As at March 31, 2017
Banking, Financial Services and Insurance (BFSI)	₹	19,826
Healthcare and Lifesciences (HLS)		48,144
Consumer Business Unit (CBU)		17,442
Energy, Natural Resources and Utilities (ENU)		16,393
Manufacturing and Technology (MNT)		23,086
Communications (COMM)		905

Total	₹	125,796

Following table presents the allocation of goodwill to the CGUs for the year ended March 31, 2016:

CGUs	As at March 31, 2016
Banking Financial Services and Insurance (BFSI)	₹	15,639
Healthcare and Lifesciences (HLS)		38,096
Retail, Consumer, Transport and Government (RCTG)		10,712
Energy, Natural Resources and Utilities (ENU)		16,550
Manufacturing and High-Tech (MFG)		16,242
Global Media and Telecom (GMT)		4,752

Total	₹	101,991

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined on the basis of Fair Value Less Cost of Disposal (FVLCD). The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as of March 31, 2016 and 2017 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as of March 31, 2016 and 2017 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		292		120		412
Additions		—		189		189
Additions through business combinations		7,451		1,373		8,824

As at March 31, 2016	₹	18,360	₹	2,587	₹	20,947

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		70		70
Amortization and impairment		1,228		217		1,445

As at March 31, 2016	₹	4,164	₹	942	₹	5,106

Net carrying value as at March 31, 2016	₹	14,196	₹	1,645	₹	15,841

Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Translation adjustment		(546)		(314)		(860)
Additions through business combinations		2,714		4,006		6,720

As at March 31, 2017	₹	20,528	₹	6,279	₹	26,807

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment		5,107		747		5,854

As at March 31, 2017	₹	9,264	₹	1,621	₹	10,885

Net carrying value as at March 31, 2017	₹	11,264	₹	4,658	₹	15,922

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the consolidated statements of income.

Acquisition through business combinations for the year ended March 31, 2017 primarily includes intangible assets recognized on the acquisition of Appirio Inc. Also refer note 6 to the consolidated financial statements.

As of March 31, 2017, the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
Global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation	3.25 – 4.25 years
Promax Applications Group	5.25 years
Opus Capital Markets Consultants LLC	1.75 – 3.75 years
ATCO I-Tek	7.50 years
Designit AS	1.25 – 3.25 years
Cellent AG	3.75 – 5.75 years
HealthPlan Services	2 – 6 years
Appirio Inc.	3.50 – 9.50 years

6. Business combination

Summary of acquisition during the year ended March 31, 2015 is given below:

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of ₹11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	1,330	₹	(278)	₹	1,052
Customer related intangibles		—		8,228		8,228
Deferred tax liabilities on intangible assets		—		(2,017)		(2,017)

Total	₹	1,330	₹	5,933		7,263

Goodwill						3,808

Total purchase price					₹	11,071

The goodwill of ₹3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue and profit after taxes for the year ended March 31, 2015 would have been ₹472,142 and ₹87,503 respectively. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Summary of acquisitions during the year ended March 31, 2016 is given below:

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition strengthens the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹6,501 (EUR 93 million) which includes a deferred earn-out component of ₹2,108 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	586	₹	—	₹	586

Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹359 of cash and cash equivalents and trade receivables valued at ₹392.

The goodwill of ₹4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

During the year ended March 31, 2017, an amount of ₹83 million was paid to the sellers representing earn-out payments for the first earn-out period.

Additionally, during the year ended March 31, 2017, as a result of changes in estimates of revenue and earnings over the remaining earn-out period, the fair value of earn-out liability was revalued at ₹293 million. The revision of estimates has also resulted in reduction in the carrying value of intangibles recognised on acquisition and an impairment charge has been recorded. Accordingly, a net gain of ₹1,032 million has been recorded in the consolidated statement of income.

The pro-forma effects of this acquisition on the Company’s results were not material.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition provides Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of ₹5,686 (EUR 78.8 million), net of ₹114 received during the year ended March 31, 2017 on conclusion of working capital adjustments which has resulted in reduction of goodwill.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	846	₹	—	₹	846
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	846	₹	927		1,773

Goodwill						3,913

Total purchase price					₹	5,686

Net assets acquired include ₹367 of cash and cash equivalents and trade receivables valued at ₹1,437.

The goodwill of ₹3,913 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

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

The acquisition was consummated for a consideration of ₹30,850 (USD 450.9 million), net of ₹219 concluded as working capital adjustment during the year ended March 31, 2017. The consideration includes a deferred earn-out component of ₹1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

During the year ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	36	₹	1,604	₹	1,640

Technology platform		1,087		1,888		2,975
Customer related intangibles		—		5,791		5,791
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,039)		(3,039)

Total	₹	1,123	₹	6,559		7,682

Goodwill						22,590

Total purchase price					₹	30,272

Net assets acquired include ₹47 of cash and cash equivalents and trade receivables valued at ₹2,472.

The goodwill of ₹22,590 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2017, uncertainties around regulatory changes relating to the Affordable Care Act have led to a significant decline in the revenue and earnings estimates, resulting in revision of fair value of earn-out liability to ₹65 million. Further, this has resulted in reduction in the carrying value of certain intangible assets recognised on acquisition and accordingly an impairment charge has been recorded. Consequently, a net loss of ₹1,351 million has been recorded in the consolidated statement of income.

If the acquisition had occurred on April 1, 2015, management estimates that consolidated revenue for the Company would have been ₹526,671 and the profit after taxes would have been ₹88,314 for twelve months ended March 31, 2016. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Summary of material acquisitions during the year ended March 31, 2017 is given below:

Viteos Group

Previously, the Company had announced, on December 23, 2015, the signing of a definitive agreement to acquire Viteos Group. However, due to inordinate delays in completion of closing conditions that exceeded the target closing date and expiration date under the terms of the agreement, both parties decided not to proceed with the acquisition.

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹32,414 (USD 475.7 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	526		(29)	₹	497

Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship.		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,032

Total purchase price					₹	32,414

Net assets acquired include ₹85 of cash and cash equivalents and trade receivables valued at ₹2,363.

The goodwill of ₹28,032 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of adjustments to purchase consideration on account of working capital changes and other consequential movements in the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue for the Company would have been ₹559,575 and the profit after taxes would have been ₹85,424 for twelve months ended March 31, 2017. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

7. Investments

Investments consist of the following:

	As at
	March 31, 2016		March 31, 2017
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	10,578	₹	104,675

Others		816		569
Financial instruments at FVTOCI
Equity instruments		4,907		5,303
Commercial paper, Certificate of deposits and bonds		121,676		145,614
Financial instruments at amortised cost
Inter corporate and term deposits (2) (3)		71,174		42,972

	₹	209,151	₹	299,133

Current		204,244		292,030
Non-current		4,907		7,103

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹117 (March 31, 2016: ₹109) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest.
(3)	Term deposits include deposits in lien with banks amounting to ₹308 (March 31, 2016: ₹300).

8. Trade receivables

	As at March 31,
	2016		2017
Trade receivables	₹	109,685	₹	107,952
Allowance for expected credit loss		(8,709)		(9,108)

	₹	100,976	₹	98,844

Current		99,614		94,846
Non-current		1,362		3,998

The activity in the allowance for expected credit loss is given below:

	Year ended March 31,
	2016		2017
Balance at the beginning of the year	₹	5,510	₹	8,709
Adjustment on adoption of IFRS 9		1,243		—

Restated balance at the beginning of the year		6,753		8,709
Additions during the year, net		2,004		2,427
Uncollectable receivables charged against allowance		(115)		(2,099)
Translation adjustment		67		71

Balance at the end of the year	₹	8,709	₹	9,108

9. Inventories

Inventories consist of the following:

	As at March 31,
	2016		2017
Stores and spare parts	₹	871	₹	808
Raw materials and components		2		1
Finished goods and traded goods		4,517		3,106

	₹	5,390	₹	3,915

10. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015, 2016 and 2017 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2015		2016		2017
Cash and bank balances	₹	47,198	₹	63,518	₹	27,808
Demand deposits with banks(1)		111,742		35,531		24,902

	₹	158,940	₹	99,049	₹	52,710

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Demand deposits with banks include deposits in lien with banks amounting to ₹ Nil (March 31, 2016: ₹3).

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2015		2016		2017
Cash and cash equivalents (as above)	₹	158,940	₹	99,049	₹	52,710
Bank overdrafts		(227)		(657)		(1,992)

	₹	158,713	₹	98,392	₹	50,718

11. Other assets

	As at March 31,
	2016		2017
Current
Prepaid expenses and deposits		14,518		13,486
Due from officers and employees		3,780		2,349
Finance lease receivables		2,034		1,854
Advance to suppliers		1,507		1,448
Deferred contract costs		3,720		4,270
Interest receivable		2,488		2,177
Balance with excise, customs and other authorities		1,814		2,153
Others(1)		3,033		3,014

	₹	32,894	₹	30,751

Non current
Prepaid expenses including rentals for leasehold land and deposits	₹	8,534	₹	10,516
Finance lease receivables		2,964		2,674
Deferred contract costs		3,807		3,175
Others		523		428

	₹	15,828	₹	16,793

Total	₹	48,722	₹	47,544

(1)	Others include ₹ Nil (March 31, 2016: ₹418) representing assets held for sale.

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term ranging from 1 to 7 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,				As at March 31,
	2016		2017		2016		2017
Not later than one year	₹	2,222	₹	2,060	₹	2,034	₹	1,854
Later than one year but not later than five years		3,127		2,725		2,906		2,616
Later than five years		—		—		—		—
Unguaranteed residual values		62		62		58		58

Gross investment in lease		5,411		4,847		4,998		4,528
Less: Unearned finance income		(413)		(319)		—		—

Present value of minimum lease payment receivable	₹	4,998	₹	4,528	₹	4,998	₹	4,528

Included in the financial statements as follows:
Current finance lease receivables					₹	2,034	₹	1,854
Non-current finance lease receivables						2,964		2,674

12. Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to ₹102,667 and ₹116,742 as at March 31, 2016 and 2017, respectively. The principal source of Short-term borrowings from banks as of March 31, 2017 primarily consists of lines of credit of approximately ₹204, U.S. Dollar (U.S.$) 2,495 million, Canadian Dollar (CAD) 44 million, Australian Dollar (AUD) 13 million, EURO 1 million and United Kingdom Pound sterling (GBP) 23 million from bankers for working capital requirements and other short term needs. As of March 31, 2017, the Company has unutilized lines of credit aggregating U.S.$ 744 million, EURO 1 million, AUD 13 million, GBP 5 million and CAD 14 million. To utilize these unutilized lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹41,740 and ₹51,739, as of March 31, 2016 and 2017, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31,2016 and 2017, an amount of ₹15,519 and ₹29,716 respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

A summary of long- term loans and borrowings is as follows:

	As at March 31, 2016			As at March 31, 2017
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
U.S. Dollar	150	₹	9,938	150	₹	9,728	1.81%	June 2018
Unsecured term loan
Indian Rupee	NA		666	NA		714	8.3%-10.3%	May 2021
Saudi Arabian Riyal (SAR)	169		2,987	71		1,229	SIBOR+1.50%	April 2018
Australian Dollar (AUD)	—		—	2		116	4.65%	January 2022
Canadian Dollar (CAD)	—		—	85		4,131	CDOR+1.25%	October 2021
EURO	—		—	19		1,282	EONIA+1%	December 2020
Great British pound (GBP)	—		—	1		73	3.4%	May 2022
USD	—		—	2		118	3.27%-3.81%	June 2021

		₹	13,591		₹	17,391

Obligations under finance leases			8,963			8,280

		₹	22,554		₹	25,671

Current portion of long term loans and borrowings		₹	5,193		₹	6,060
Non-current portion of long term loans and borrowings			17,361			19,611

The contracts governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings. The terms of the loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As of March 31, 2017, the Company has met all the covenants under these arrangements.

Obligations under finance leases amounting to ₹8,963 and ₹8,280 as at March 31, 2016 and 2017, respectively, are secured by underlying property, plant and equipment.

Interest expense was ₹1,410 and ₹1,916 for the year ended March 31, 2016 and 2017, respectively.

The following is a schedule of future minimum lease payments under finance leases, together with the present value of minimum lease payments as of March 31, 2016 and 2017:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,				As at March 31,
	2016		2017		2016		2017
Not later than one year	₹	3,429	₹	3,876	₹	3,133	₹	3,623
Later than one year but not later than five years		6,112		4,841		5,830		4,657
Later than five years		—		—		—		—

Total minimum lease payments		9,541		8,717		8,963		8,280
Less: Amounts representing interest		(578)		(437)		—		—

Present value of minimum lease payments	₹	8,963	₹	8,280	₹	8,963	₹	8,280

Included in the financial statements as follows:
Current finance lease payables					₹	3,133	₹	3,623
Non-current finance lease payables						5,830		4,657

13. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2016		2017
Trade payables	₹	23,447	₹	23,452
Accrued expenses		44,740		42,034

	₹	68,187	₹	65,486

14. Other liabilities and provisions

	As at March 31,
	2016		2017
Other liabilities:
Current:
Statutory and other liabilities	₹	3,871	₹	3,353
Employee benefit obligations		5,494		5,912
Advance from customers		2,283		2,394
Others		2,173		1,368

	₹	13,821	₹	13,027

Non-current:
Employee benefit obligations	₹	4,618	₹	4,235
Others		2,607		1,265

	₹	7,225	₹	5,500

Total	₹	21,046	₹	18,527

	As at March 31,
	2016		2017
Provisions:
Current:
Provision for warranty	₹	388	₹	436
Others		874		834

	₹	1,262	₹	1,270

Non-current:
Provision for warranty	₹	14	₹	4

Total	₹	1,276	₹	1,274

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2016						Year ended March 31, 2017
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	₹	311	₹	1,211	₹	1,522	₹	402	₹	874	₹	1,276
Additional provision during the year		451		82		533		631		169		800
Provision used during the year		(360)		(419)		(779)		(593)		(209)		(802)

Balance at the end of the year	₹	402	₹	874	₹	1,276	₹	440	₹	834	₹	1,274

15. Financial instruments

Financial assets and liabilities (carrying value/fair value):

	As at March 31,
	2016		2017
Assets:
Cash and cash equivalents	₹	99,049	₹	52,710
Investments
Financial instruments at FVTPL		11,394		105,244
Financial instruments at FVTOCI		126,583		150,917
Financial instruments at amortised cost		71,174		42,972
Other financial assets
Trade receivables		100,976		98,844
Unbilled revenues		48,273		45,095
Other assets		15,071		13,414
Derivative assets		5,809		9,853

Total	₹	478,329	₹	519,049

Liabilities:
Trade and other payables
Trade payables and accrued expenses	₹	66,810	₹	65,486
Other liabilities		3,460		1,195
Loans, borrowings and bank overdrafts		125,221		142,412
Derivative liabilities		2,459		2,710

Total	₹	197,950	₹	211,803

Offsetting financial assets and liabilities

The following table contains information on financial assets and liabilities subject to offsetting:

Financial assets

Other financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet
As at March 31, 2016	167,830	(3,510)	164,320
As at March 31, 2017	162,252	(4,899)	157,353

Financial liabilities

Trade and other payables	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet
As at March 31, 2016	73,780	(3,510)	70,270
As at March 31, 2017	71,580	(4,899)	66,681

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, current financial assets and liabilities. approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31, 2016 and 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, commercial papers classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2016								As at March 31, 2017
Particulars	Total		Fair value measurements at reporting date using						Total		Fair value measurements at reporting date using
			Level 1		Level 2		Level 3				Level 1		Level 2		Level 3
Assets
Derivative instruments
- Cash flow hedges	₹	3,072	₹	—	₹	3,072	₹	—	₹	7,307	₹	—	₹	7,307	₹	—
- Others		2,737		—		2,179		558		2,546		—		2,120		426
Investments
- Investment in liquid and short-term mutual funds		10,578		10,578		—		—		104,675		104,675		—		—
- Other Investments		816		—		816		—		569		—		569		—
- Investments in equity instruments		4,907		—		—		4,907		5,303		—		—		5,303
- Commercial paper, certificate of deposits and bonds		121,676		1,094		120,582		—		145,614		—		145,614		—
Liabilities
Derivative instruments
- Cash flow hedges		(706)		—		(706)		—		(55)		—		(55)		—
- Others		(1,753)		—		(1,753)		—		(2,655)		—		(2,655)		—
Contingent consideration		(2,251)		—		—		(2,251)		(339)		—		—		(339)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table:

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Commercial paper, certificate of deposits and bonds: Fair valuation is derived based on the indicative quotes of price and yields prevailing in the market as on the reporting date.

Details of assets and liabilities considered under Level 3 classification

	Investments in equity instruments		Derivative Assets – Others		Liabilities- Contingent consideration
Balance as at April 1, 2015	₹	3,867	₹	524	₹	(110)
Additions		1,016		—		(1,908)
Gain/loss recognised in statement of income		—		34		—
Gain/loss recognized in foreign currency translation reserve		—		—		(95)
Gain/loss recognised in other comprehensive income		24		—		—
Finance expense recognised in statement of income		—		—		(138)

Balance as at March 31, 2016	₹	4,907	₹	558	₹	(2,251)

Balance as at April 1, 2016	₹	4,907	₹	558	₹	(2,251)
Additions		620		—		—
Payouts		—		—		138
Gain/loss recognised in statement of income		—		(132)		1,546
Gain/loss recognized in foreign currency translation reserve		(41)		—		198
Gain/loss recognised in other comprehensive income		(183)		—		—
Finance expense recognised in statement of income		—		—		30

Balance as at March 31, 2017	₹	5,303	₹	426	₹	(339)

Description of significant unobservable inputs to valuation:

As at March 31, 2016

	Valuation technique	Significant unobservable input	Movement by		Increase		Decrease
Unquoted equity investments	Discounted cash flow model	Long term growth rate	0.5%		₹	57	₹	(53)
		Discount rate	0.5%		₹	(95)	₹	103
	Market multiple approach	Revenue multiple	0.5	x	₹	182	₹	(187)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%		₹	31	₹	(32)
		Time to liquidation event	1 year		₹	60	₹	(69)
Contingent consideration	Probability weighted method	Estimated revenue achievement	1%		₹	36	₹	(36)
		Estimated earnings achievement	1%		₹	37	₹	(37)

As at March 31, 2017

Unquoted equity investments	Discounted cash flow model	Long term growth rate	0.5%		₹	55	₹	(51)
		Discount rate	0.5%		₹	(93)	₹	101
	Market multiple approach	Revenue multiple	0.5	x	₹	179	₹	(186)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%		₹	31	₹	(31)
		Time to liquidation event	1 year		₹	60	₹	(69)
Contingent consideration	Probability weighted method	Estimated revenue achievement	5%		₹	56	₹	(56)
		Estimated earnings achievement	1%		₹	—	₹	—

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at March 31,
	2016		2017
Designated derivative instruments
Sell: Forward contracts	US$	897	US$	886
		€271		€228
		£248		£280
	AUD	139	AUD	129
	SAR	19	SAR	—
	AED	7	AED	—
Range forward option contracts	US$	25	US$	130
		€7		€—
Interest rate swaps	US$	150	US$	—
Non-designated derivative instruments
Sell: Forward contracts	US$	1,280	US$	889
		£55		£82
		€87		€83
	AUD	35	AUD	51
		¥490		¥—
	SGD	3	SGD	3
	ZAR	110	ZAR	262
	CAD	11	CAD	41
	CHF	10	CHF	—
	SAR	58	SAR	49
	AED	7	AED	69
	PLN	—	PLN	31
Range forward option contracts	US$	18	US$	—
Buy: Forward contracts	US$	822	US$	750

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2016		2017
Balance as at the beginning of the year	₹	4,268	₹	2,367
Deferred cancellation (loss)/gain		(3)		74
Changes in fair value of effective portion of derivatives		1,079		12,391
Net gain reclassified to statement of income on occurrence of hedged transactions		(2,977)		(7,507)

(Loss)/gain on cash flow hedging derivatives, net	₹	(1,901)	₹	4,958

Balance as at the end of the year	₹	2,367	₹	7,325

Deferred tax thereon	₹	(457)	₹	(1,419)

Balance as at the end of the year, net of deferred tax	₹	1,910	₹	5,906

The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2017 are expected to occur and be reclassified to the statement of income over a period of 3 years.

As at March 31, 2016 and 2017, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled revenues, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2016 and 2017 is not material.

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

As of March 31, 2016, and 2017 respectively, a ₹1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹1,398 and ₹1,155 decrease/increase in the fair value of foreign currency dollar denominated derivative instruments.

The below table presents foreign currency risk from non-derivative financial instruments as of March 31, 2016 and 2017:

	As at March 31, 2016
	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies#		Total
Trade receivables	₹	34,284	₹	3,836	₹	6,891	₹	1,754	₹	419	₹	3,023	₹	50,207
Unbilled revenues		19,578		4,330		4,458		1,780		258		1,398		31,802
Cash and cash equivalents		46,426		2,361		47		362		43		1,403		50,642
Other assets		1,810		1,071		44		2,091		14		171		5,201

Loans and borrowings	₹	(65,180)	₹	(6,109)	₹	(221)	₹	(776)	₹	—	₹	—	₹	(72,286)
Trade payables, accrued expenses and other liabilities		(18,869)		(4,339)		(4,788)		(1,417)		(149)		(1,702)		(31,264)

Net assets / (liabilities)	₹	18,049	₹	1,150	₹	6,431	₹	3,794	₹	585	₹	4,293	₹	34,302

	As at March 31, 2017
	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies#		Total
Trade receivables	₹	33,388	₹	4,663	₹	5,078	₹	2,547	₹	890	₹	4,218	₹	50,784
Unbilled revenues		15,839		2,801		4,454		2,024		577		2,926		28,621
Cash and cash equivalents		15,752		1,178		571		335		2		675		18,513
Other assets		1,612		1,437		190		1,568		7		360		5,174

Loans and borrowings	₹	(58,785)	₹	(494)	₹	(604)	₹	(537)	₹	—	₹	(509)	₹	(60,929)
Trade payables, accrued expenses and other liabilities		(22,339)		(4,284)		(4,605)		(1,453)		(443)		(2,136)		(35,260)

Net assets / (liabilities)	₹	(14,533)	₹	5,301	₹	5,084	₹	4,484	₹	1,033	₹	5,534	₹	6,903

#	Other currencies reflect currencies such as Singapore Dollars, Saudi Arabian Riyals etc.

As at March 31, 2016 and 2017 respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹343 and ₹69 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2017, additional net annual interest expense on floating rate borrowing would amount to approximately ₹1,226.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2016 and 2017, respectively and revenues for the year ended March 31, 2015, 2016 and 2017, respectively. There is no significant concentration of credit risk.

Financial assets that are neither past due nor impaired

Cash and cash equivalents, unbilled revenues, investment in certificates of deposits and interest bearing deposits with corporates are neither past due nor impaired. Cash and cash equivalents with banks and interest-bearing deposits are placed with corporates, which have high credit-ratings assigned by international and domestic credit-rating agencies. Investments substantially include investment in liquid mutual fund units. Certificates of deposit represent funds deposited with banks or other financial institutions for a specified time period.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for receivables of ₹8,709 and ₹9,108 as of March 31, 2016 and 2017, respectively. Of the total receivables, ₹73,787 and ₹68,571 as of March 31, 2016 and 2017, respectively, were neither past due nor impaired. The Company’s credit period generally ranges from 45-60 days from invoicing date. The aging analysis of the receivables has been considered from the date the invoice falls due. The age wise break up of receivables, net of allowances that are past due, is given below:

	As at March 31,
	2016		2017
Financial assets that are neither past due nor impaired	₹	73,787	₹	68,571

Financial assets that are past due but not impaired
Past due 0 – 30 days		7,924		8,259
Past due 31 – 60 days		3,959		3,929
Past due 61 – 90 days		2,980		3,410
Past due over 90 days		17,324		19,203

Total past due but not impaired	₹	32,187	₹	34,801

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2017, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2016
			Contractual cash flows
	Carrying value		Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans, borrowings and bank overdrafts	₹	125,221	₹	108,775	₹	4,416	₹	13,194	₹	315	₹	126,700
Trade payables and accrued expenses		66,810		66,810		—		—		—		66,810
Derivative liabilities		2,459		2,340		82		37		—		2,459
Other liabilities		3,460		1,570		828		1,831		54		4,283

	As at March 31, 2017
			Contractual cash flows
	Carrying value		Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans, borrowings and bank overdrafts	₹	142,412	₹	124,243	₹	14,132	₹	5,526	₹	341	₹	144,242
Trade payables and accrued expenses		65,486		65,486		—		—		—		65,486
Derivative liabilities		2,710		2,708		2		—		—		2,710
Other liabilities		1,195		341		810		—		77		1,228

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2016		2017
Cash and cash equivalents	₹	99,049	₹	52,710
Investments		204,244		292,030
Loans and borrowings		(125,221)		(142,412)

Net cash position	₹	178,072	₹	202,328

16. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2016		2017
Balance at the beginning of the year	₹	11,249	₹	16,116
Translation difference related to foreign operations		5,680		(3,285)
Change in effective portion of hedges of net investment in foreign operations		(813)		276

Total change during the year	₹	4,867	₹	(3,009)

Balance at the end of the year	₹	16,116	₹	13,107

17. Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2015		2016		2017
Income tax expense as per the statement of income	₹	24,624	₹	25,366	₹	25,213
Income tax included in other comprehensive income on:
Unrealized gains/(losses) on investment securities		335		42		594
Unrealized gains/(losses) on cash flow hedging derivatives		650		(260)		962
Defined benefit plan actuarial gains/(losses)		(19)		(224)		43

Total income taxes	₹	25,590	₹	24,924	₹	26,812

Income tax expense consists of the following:

	Year ended March 31,
	2015		2016		2017
Current taxes
Domestic	₹	19,163	₹	20,221	₹	21,089
Foreign		5,913		5,536		5,412

	₹	25,076	₹	25,757	₹	26,501

Deferred taxes
Domestic	₹	(247)	₹	(506)	₹	(63)
Foreign		(205)		115		(1,225)

	₹	(452)	₹	(391)	₹	(1,288)

Total income tax expense	₹	24,624	₹	25,366	₹	25,213

Income tax expenses are net of reversal of provisions pertaining to earlier periods, amounting to ₹891, ₹1,337 and ₹593 for the year ended March 31, 2015, 2016 and 2017, respectively.

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2015		2016		2017
Profit before taxes	₹	111,683	₹	114,933	₹	110,356
Enacted income tax rate in India		33.99%		34.61%		34.61%

Computed expected tax expense		37,961		39,778		38,194
Effect of:
Income exempt from tax		(11,698)		(10,750)		(10,368)
Basis differences that will reverse during a tax holiday period		(327)		(475)		(199)
Income taxed at higher/ (lower) rates		(1,910)		(3,305)		(3,530)
Income taxes relating to prior years		(891)		(1,337)		(593)
Changes in unrecognized deferred tax assets		343		87		40
Expenses disallowed for tax purposes		1,225		1,729		1,834
Others, net		(79)		(361)		(165)

Total income tax expense	₹	24,624	₹	25,366	₹	25,213

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2016		2017
Carry-forward business losses(1)	₹	5,250	₹	5,513
Accrued expenses and liabilities		3,270		3,151
Allowances for doubtful accounts receivable		3,039		2,955
Minimum alternate tax		1,457		1,520
Others		328		—

	₹	13,344	₹	13,139

Property, plant and equipment	₹	(4,262)	₹	(4,153)
Amortizable goodwill		(3,963)		(4,057)
Intangible assets		(4,665)		(4,511)
Interest on bonds and fair value movement of investments		(814)		(2,245)
Cash flow hedges		(458)		(1,419)
Deferred revenue		(4)		(183)
Others		—		(87)

	₹	(14,166)	₹	(16,655)

Net deferred tax assets/ (liabilities)	₹	(822)	₹	(3,516)
Amounts presented in statement of financial position:
Deferred tax assets	₹	4,286	₹	3,098
Deferred tax liabilities	₹	(5,108)	₹	(6,614)

(1)	Includes deferred tax asset recognised on carry forward losses pertaining to business combinations.

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and actuarial gains/losses on defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of income.

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

Deferred tax asset amounting to ₹1,782 and ₹1,714 as at March 31, 2016 and 2017, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹6,679 and ₹6,763 as at March 31, 2016 and March 31, 2017, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, ₹6,117 and ₹5,371 as at March 31, 2016 and March 31, 2017, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹562 and ₹1,391 as at March 31, 2016 and March 31, 2017, respectively, expires in various years through fiscal 2037.

The Company has recognized deferred tax assets of ₹5,250 and ₹5,513 in respect of carry forward losses of its various subsidiaries as at March 31, 2016 and 2017. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under Section 10A, 10B and 10AA of the Income Tax Act, 1961; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of ₹1,457 and ₹1,520 has been recognized in the statement of financial position as of March 31, 2016 and 2017 respectively, which can be carried forward for a period of fifteen years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units designated in special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2030-31. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹11,412, ₹10,212 and ₹9,140 for the years ended March 31, 2015, 2016 and 2017 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2015, 2016 and 2017 was ₹4.65, ₹4.16 and ₹3.76 respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹33,920 and ₹46,905 as of March 31, 2016 and 2017, respectively and branch profit tax @15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

18. Dividends and Buy Back of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹10, ₹12 and ₹3 during the years ended March 31, 2015, 2016 and 2017, respectively, including an interim dividend of ₹5, ₹5 and ₹2 for the years ended March 31, 2015, 2016 and 2017.

During the year ended March 31, 2017, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹25,000. In line with the requirement of the Companies Act 2013, an amount of ₹14,254 and ₹10,666 has been utilized from the share premium account and retained earnings respectively. Further, a capital redemption reserves of ₹80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has been reduced by ₹80.

The Board of Directors in their meeting held on April 25, 2017 approved issue of stock dividend, commonly known as issue of bonus shares in India, in the proportion of 1:1, i.e. 1 (One) equity share of ₹2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot/e-voting. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹2 per share.

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

The amount of future dividends/buy back of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2016 and 2017 was as follows:

	As at March 31,				% Change
	2016		2017
Total equity attributable to the equity shareholders of the Company	₹	465,172	₹	520,304	11.85%
As percentage of total capital		79%		79%
Current loans and borrowings		107,860		122,801
Non-current loans and borrowings		17,361		19,611

Total loans and borrowings		125,221		142,412	13.73%
As percentage of total capital		21%		21%

Total capital (loans and borrowings and equity)	₹	590,393	₹	662,716	12.25%

Loans and borrowings represented 21 % and 21 % of total capital as of March 31, 2016 and 2017, respectively. The Company is not subject to any externally imposed capital requirements.

20. Revenues

	Year ended March 31,
	2015		2016		2017
Rendering of services	₹	435,507	₹	481,369	₹	522,061
Sale of products		34,038		31,071		28,341

Total revenues	₹	469,545	₹	512,440	₹	550,402

21. Expenses by nature

	Year ended March 31,
	2015		2016		2017
Employee compensation	₹	224,838	₹	245,534	₹	268,081
Sub-contracting/technical fees		52,303		67,769		82,747
Cost of hardware and software		32,210		30,096		27,216
Travel		21,684		23,507		20,147
Facility expenses		15,167		16,480		19,297
Depreciation, amortization and impairment (1)		12,823		14,965		23,107
Communication		5,204		4,825		5,370
Legal and professional fees		3,682		4,214		4,957
Rates, taxes and insurance		2,240		2,526		2,261
Marketing and brand building		1,598		2,292		2,936
Provision for doubtful debts		922		2,004		2,427
Miscellaneous expenses		5,088		5,235		5,836

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	377,759	₹	419,447	₹	464,382

(1)	Includes impairment charge on certain intangible assets recognised on acquisitions, amounting to ₹134, ₹ Nil and ₹3,056 for the year ended March 31, 2015, 2016 and 2017 respectively.

22. Other operating income

During the year ended March 31, 2017, the Company has concluded the sale of the EcoEnergy division for a consideration of ₹4,670. Net gain from the sale, amounting to ₹4,082 has been recorded as other operating income.

23. Finance expense

	Year ended March 31,
	2015		2016		2017
Interest expense	₹	768	₹	1,410	₹	1,916
Exchange fluctuation on foreign currency borrowings, net		2,831		4,172		3,267

Total	₹	3,599	₹	5,582	₹	5,183

24. Finance and other income

	Year ended March 31,
	2015		2016		2017
Interest income	₹	15,687	₹	20,568	₹	17,307
Dividend income		224		66		311
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		—		375		556
Gain on sale of investments		3,948		2,646		3,486

Total	₹	19,859	₹	23,655	₹	21,660

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

	Year ended March 31,
	2015		2016		2017
Profit attributable to equity holders of the Company	₹	86,528	₹	89,075	₹	84,895
Weighted average number of equity shares outstanding		2,454,681,650		2,456,559,400		2,428,540,505
Basic earnings per share	₹	35.25	₹	36.26	₹	34.96

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

	Year ended March 31,
	2015		2016		2017
Profit attributable to equity holders of the Company	₹	86,528	₹	89,075	₹	84,895
Weighted average number of equity shares outstanding		2,454,681,650		2,456,559,400		2,428,540,505
Effect of dilutive equivalent share options		7,897,511		5,130,508		7,133,064

Weighted average number of equity shares for diluted earnings per share		2,462,579,161		2,461,689,908		2,435,673,569

Diluted earnings per share	₹	35.13	₹	36.18	₹	34.85

26. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2015, 2016 and 2017 were ₹1,138, ₹1,534 and ₹1,742 respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 14,829,824, 14,829,824 and 13,728,607 shares as at March 31, 2015, 2016 and 2017 respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Authorized Shares	Range of Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	50,000,000	₹	171 – 490
Wipro Employee Stock Option Plan 2000 (2000 Plan)	280,303,030	₹	171 – 490
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 – 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	22,424,242	₹	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	22,424,242	US$	0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	22,424,242	₹	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	18,686,869	₹	2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	14,829,824	₹	2

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

The activity in these stock option plans is summarized below:

			Year ended March 31,
			2015			2016			2017
	Range of Exercise Prices		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Outstanding at the beginning of the year	₹	480 – 489	33,636	₹	480.20	20,181	₹	480.20	20,181	₹	480.20
	₹	2	8,007,354	₹	2	6,332,219	₹	2	7,254,326	₹	2
	US$	0.03	2,096,492	US$	0.03	2,576,644	US$	0.03	3,747,430	US$	0.03

Granted	₹	480 – 489	—	₹	—	—	₹	—	—	₹	—
	₹	2	2,480,000	₹	2	2,870,400	₹	2	2,398,000	₹	2.00
	US$	0.03	1,689,500	US$	0.03	1,697,700	US$	0.03	2,379,500	US$	0.03

Exercised	₹	480 – 489	(13,455)	₹	—	—	₹	—	—	₹	—
	₹	2	(1,968,609)	₹	2	(1,329,376)	₹	2	(1,113,775)	₹	2.00
	US$	0.03	(743,701)	US$	0.03	(340,876)	US$	0.03	(174,717)	US$	0.03

Forfeited and expired	₹	480 – 489	—	₹	—	—	₹	—	—	₹	—
	₹	2	(2,186,526)	₹	2	(618,917)	₹	2	(586,468)	₹	2.00
	US$	0.03	(465,647)	US$	0.03	(186,038)	US$	0.03	(663,430)	US$	0.03

Outstanding at the end of the year	₹	480 – 489	20,181	₹	480.20	20,181	₹	480.20	20,181	₹	480.20
	₹	2	6,332,219	₹	2	7,254,326	₹	2	7,952,083	₹	2.00
	US$	0.03	2,576,644	US$	0.03	3,747,430	US$	0.03	5,288,783	US$	0.03

Exercisable at the end of the year	₹	480 – 489	—	₹	480.20	20,181	₹	480.20	20,181	₹	480.20
	₹	2	1,389,772	₹	2	1,204,405	₹	2	698,320	₹	2
	US$	0.03	180,683	US$	0.03	256,753	US$	0.03	141,342	US$	0.03

The following table summarizes information about outstanding stock options:

	As at March 31,
	2015				2016				2017
Range of Exercise price	Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining Life (Months)	Weighted Average Exercise Price
₹480 – 489	20,181	24	₹	480.20	20,181	—	₹	480.20	20,181	—	₹	480.20
₹2	6,332,219	25	₹	2	7,254,326	23	₹	2.00	7,952,083	19	₹	2.00
US$0.03	2,576,644	31	US$	0.03	3,747,430	24	US$	0.03	5,288,783	24	US$	0.03

The weighted-average grant-date fair value of options granted during the year ended March 31, 2015, 2016 and 2017 was ₹658.12, ₹699.96 and ₹569.52 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2015, 2016 and 2017 was ₹603.58, ₹608.62 and ₹536.80 for each option, respectively.

27. Employee benefits

a) Employee costs include:

	Year ended March 31,
	2015		2016		2017
Salaries and bonus	₹	218,985	₹	237,949	₹	259,270
Employee benefit plans
Gratuity and other defined benefit plans		688		885		1,095
Contribution to provident and other funds		4,027		5,166		5,974
Share based compensation		1,138		1,534		1,742

	₹	224,838	₹	245,534	₹	268,081

The employee benefit cost is recognized in the following line items in the statement of income:

	Year ended March 31,
	2015		2016		2017
Cost of revenues	₹	189,959	₹	207,747	₹	226,595
Selling and marketing expenses		21,851		23,663		26,051
General and administrative expenses		13,028		14,124		15,435

	₹	224,838	₹	245,534	₹	268,081

Defined benefit plan actuarial (gains)/ losses recognized in other comprehensive income include:

	Year ended March 31,	Year ended March 31,
	2016	2017
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	30	(189)
Actuarial loss/ (gain) arising from financial assumptions	180	363
Actuarial loss/ (gain) arising from demographic assumptions	2	(73)
Actuarial loss/ (gain) arising from experience adjustments	798	(313)

	1,010	(212)

b) Defined benefit plans

Defined benefit plans include gratuity for employees drawing a salary in Indian rupees and certain benefit plans in foreign jurisdictions.

Amount recognized in the statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2015		2016		2017
Current service cost	₹	665	₹	915	₹	1,130
Net interest on net defined benefit liability/(asset)		23		(30)		(35)

Net gratuity cost/(benefit)	₹	688	₹	885	₹	1,095

Actual return on plan assets	₹	365	₹	351	₹	692

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2016		2017
Defined benefit obligation at the beginning of the year	₹	4,941	₹	6,656
Acquisitions		—		751
Current service cost		915		1,130
Interest on obligation		350		464
Benefits paid		(530)		(708)
Remeasurement loss/(gains)
Actuarial loss/(gain) arising from financial assumptions		180		363
Actuarial loss/(gain) arising from demographic assumptions		2		(73)
Actuarial loss/(gain) arising from experience adjustments		798		(313)

Defined benefit obligation at the end of the year	₹	6,656	₹	8,270

Change in plan assets is summarized below:

	As at March 31,
	2016		2017
Fair value of plan assets at the beginning of the year	₹	4,781	₹	6,488
Acquisitions		—		561
Expected return on plan assets		380		499
Employer contributions		1,887		186
Benefits paid		(530)		(4)
Remeasurement loss/(gains)
Return on plan assets excluding interest income		(30)		189

Fair value of plan assets at the end of the year	₹	6,488	₹	7,919

Present value of unfunded obligation	₹	(168)	₹	(351)

Recognized asset/(liability)	₹	(168)	₹	(351)

As at March 31, 2016 and 2017, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2016	2017
Discount rate	7.02%	5.91%
Expected return on plan assets	7.02%	5.91%
Expected rate of salary increase	7.31%	6.90%

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2018	₹	1,284

Estimated benefit payments from the fund for the year ending March 31:
2018	₹	1,171
2019		1,062
2020		977
2021		870
2022		756
Thereafter		5,378

Total	₹	10,214

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2017.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As of March 31, 2017, every 0.5 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of gratuity benefit obligation by approximately ₹(187) and ₹207 respectively.

As of March 31, 2017 every 0.5 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of gratuity benefit obligation by approximately ₹176 and ₹(169) respectively.

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2016		2017
Fair value of plan assets	₹	36,019	₹	40,059
Present value of defined benefit obligation		36,019		40,059

Net (shortfall)/excess	₹	—	₹	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2016	2017
Discount rate for the term of the obligation	7.75%	6.90%
Average remaining tenure of investment portfolio	6 years	6 years
Guaranteed rate of return	8.75%	8.65%

28. Related party relationships and transactions

List of subsidiaries as of March 31, 2017 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA

		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp. (A)	USA
		Appirio, Inc. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius

	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A) Wipro Digital Aps (A)	Austria Denmark

		Wipro Europe Limited	U.K.
		Wipro Financial Services UK Limited (formerly Wipro Promax Analytics Solutions (Europe) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico

	Wipro BPO Philippines LTD. Inc		Philippines

	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technologies Nigeria Limited	Nigeria Ukraine
Wipro IT Services Ukraine LLC
	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada

		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T.	Costa Rica
Sociedad Anonima
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway
Wipro Technologies VZ, C.A.
Venezuela

		Wipro Technologies Peru S.A.C	Peru

	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman

	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH Cellent Gmbh(A)	Germany Austria
Wipro Networks Pte Limited			Singapore China

	Wipro (Dalian) Limited		Malaysia
Wipro Technologies SDN BHD

China India
Wipro Chengdu Limited
Wipro Airport IT Services Limited*

Appirio India Cloud Solutions Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited Co and 74% of the equity securities of Wipro Airport IT Services Limited

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent Gmbh, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Digital Aps
	Designit A/S	Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L		Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain
			Designit Colombia S A S	Colombia
			Designit Peru S.A.C.	Peru Austria Austria
Cellent GmbH
Frontworx Informationstechnologie Gmbh
HPH Holdings Corp.				USA USA USA
Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc.
Appirio, Inc.
	Appirio K.K. Topcoder, Inc. Appirio Ltd Appirio Pvt Ltd KI Management Inc.	Appirio GmbH Appirio Ltd (UK) Saaspoint, Inc.		USA Japan USA Ireland Germany UK USA Singapore USA

The list of controlled trusts are:

Name of entity	Nature	Country of Incorporation
Wipro Equity Reward Trust	Trust	India
Wipro Inc Benefit Trust*	Trust	India

*

Pursuant to the announcement issued as part of the press release on October 22, 2014, Wipro Inc. Benefit Trust sold 1.8 million shares of Wipro Limited and the same is reflected in the consolidated financial statements for the year ended March 31, 2015.

The other related parties are:

Name of other related parties	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Azim Premji education trust	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director

Name of other related parties	Nature
Key management personnel
- Azim H. Premji	Chairman and Managing Director
- Suresh C. Senapaty	Chief Financial Officer and Executive Director(1)
- T K Kurien	Executive Vice Chairman(10)
- Abidali Z. Neemuchwala	Chief Executive Officer and Executive Director(8)
- Dr. Ashok Ganguly	Non-Executive Director
- Narayanan Vaghul	Non-Executive Director
- Dr. Jagdish N Sheth	Non-Executive Director(11)
- B. C. Prabhakar	Non-Executive Director(2)
- William Arthur Owens	Non-Executive Director
- Dr. Henning Kagermann	Non-Executive Director(3)
- Shyam Saran	Non-Executive Director(2)
- M.K. Sharma	Non-Executive Director
- Vyomesh Joshi	Non-Executive Director(6)
- Ireena Vittal	Non-Executive Director(7)
- Rishad Azim Premji	Chief Strategy Officer and Executive Director(4)
- Jatin Pravinchandra Dalal	Chief Financial Officer(5)
- Dr. Patrick J. Ennis	Non-Executive Director(9)
- Patrick Dupuis	Non-Executive Director(9)

(1)	Up to March 31, 2015.
(2)	Up to July 23, 2014.
(3)	Up to June 30, 2014.
(4)	Effective May 1, 2015.
(5)	Effective April 1, 2015.
(6)	Up to July19, 2016.
(7)	Effective October 1, 2013.
(8)	Effective February 1, 2016.
(9)	Effective April 1, 2016.
(10)	Up to January 31, 2017.
(11)	Up to July 18, 2016.

Relative of key management personnel

- Yasmeen H. Premji

-Tariq Azim Premji

The Company has the following related party transactions:

	Entities controlled by Directors						Key Management Personnel
Transaction / Balances	2015		2016		2017		2015	2016	2017
Sales of goods and services	₹	154	₹	240	₹	114	—	—	—
Assets purchased		207		231		106	—	—	—
Interest Expense		—		—		—	—	—	—
Interest Income		—		—		—	—	—	—
Dividend		17,166		20,599		5,087	958	1,147	287
Royalty Income		—		—		—	—	—	—
Rental Income		55		36		43	—	—	—
Rent Paid		63		22		8	4	6	6
Others		2		43		93	3	—	—
Key management personnel#
Remuneration and short-term benefits		—		—		—	174	273	231
Other benefits		—		—		—	56	135	156
Remuneration to relative of key management personnel		—		—		—	17	—	—
Balances as at the year end
Receivables		193		137		76	—	—	—
Payables		340		225		22	66	37	27

#

Post employment benefit comprising of compensated absences is not disclosed as this is determined for the Company as a whole. Benefits include the prorated value of RSUs granted to the personnel, which vest over a period of time.

29. Commitments and contingencies

Operating leases: The Company has taken office, vehicles and IT equipment under cancellable and non-cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were ₹4,727, ₹5,184 and ₹5,953 for the year ended March 31, 2015, 2016 and 2017, respectively.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2016		2017
Not later than one year	₹	4,246	₹	5,040
Later than one year but not later than five years		9,900		12,976
Later than five years		2,713		2,760

	₹	16,859	₹	20,776

Capital commitments: As at March 31, 2016 and 2017, the Company had committed to spend approximately ₹10,734 and ₹12,238 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2016 and 2017, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹25,218 and ₹22,023 respectively, as part of the bank line of credit.

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

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 (including interest of ₹13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Honorable High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Honorable High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹4,241 (including interest of ₹1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the draft assessment order in December 2016 with a proposed demand of ₹4,118 (including interest of ₹1,278), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Honorable High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹2,585 and ₹2,654 as of March 31, 2017 and 2016. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

30. Segment Information

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, The Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former Global Media and Telecom (GMT) industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former Retail, Consumer, Transport and Government (RCTG) industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

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

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	135,967	82,242	83,417	68,883	119,175	38,756	—	528,440	25,922	(183)	554,179
Other operating income								4,082			4,082
Segment Result	24,939	9,479	14,493	14,421	23,453	6,149	—	92,934	(1,680)	(506)	90,748
Unallocated								(951)	—	—	(951)

Segment Result Total								96,065	(1,680)	(506)	93,879
Finance expense											(5,183)
Finance and other income											21,660

Profit before tax											110,356
Income tax expense											(25,213)

Profit for the period											85,143

Depreciation, amortization and impairment											23,107

Information on reportable segments for the year ended March 31, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	128,147	58,358	79,514	70,866	113,422	37,009	—	487,316	29,722	(731)	516,307
Segment Result	27,902	12,009	13,590	13,475	24,223	5,990	—	97,189	(1,007)	(386)	95,796
Unallocated								1,064	—	—	1,064

Segment Result Total								98,253	(1007)	(386)	96,860
Finance expense											(5,582)
Finance and other income											23,655

Profit before tax											114,933
Income tax expense											(25,366)

Profit for the period											89,567

Depreciation, amortization and impairment											14,965

Information on reportable segments for the year ended March 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	115,505	49,884	66,866	71,228	102,537	34,160	—	440,180	34,006	(1,004)	473,182
Segment Result	26,801	10,565	13,635	16,934	23,831	6,414	583	98,763	374	(1,385)	97,752
Unallocated								(2,329)	—	—	(2,329)

Segment Result Total								96,434	374	(1,385)	95,423
Finance expense											(3,599)
Finance and other income											19,859

Profit before tax											111,683
Income tax expense											(24,624)

Profit for the period											87,059

Depreciation, amortization and impairment											12,823

The Company has four geographic segments: India, Americas, Europe and Rest of the world. The Americas refer to North and South America. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2015		2016		2017
India		45,814		51,371		46,555
Americas		227,328		258,615		290,719
Europe		124,523		126,417		133,909
Rest of the world		75,517		79,904		82,996

	₹	473,182	₹	516,307	₹	554,179

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2015, 2016 or 2017.

Management believes that it is currently not practicable to provide disclosure of assets by geographical location, as meaningful segregation of the available information is onerous.

Notes:

a)

Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization and impairment charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.
c)

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)

Revenues include excise duty of ₹2, ₹ Nil and ₹ Nil for the year ended March 31, 2015, 2016 and 2017, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

e)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
f)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

g)

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

i)	Segment result of HLS industry vertical for the year ended March 31, 2017 is after considering the impact of impairment charge recorded on certain intangible assets recognised on acquisitions.
j)	Net gain from sale of EcoEnergy division amounting to ₹4,082 is included as part of IT Services segment result for the year ended March 31, 2017.
k)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Year ended March 31,
Segments	2015		2016		2017
IT Services	₹	1,247	₹	1,424	₹	1,550
IT Products		(10)		2		4
Reconciling items		(99)		108		188

Total	₹	1,138	₹	1,534	₹	1,742

Item 19.	Exhibits

Exhibit Number	Description

1.1	Certificate of Incorporation of Wipro Limited, as amended(1)

1.2	Memorandum and Articles of Association of Wipro Limited(8)

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)(6)

2.2	Wipro’s specimen certificate for equity shares(1)

4.1	1999 Employee Stock Option Plan (1999 plan)(1)

4.2	2000 Employee Stock Option Plan (2000 plan)(1)

4.3	Wipro Equity Reward Trust(1)

4.4	2000 ADS Option Plan (2000 ADS Plan)(3)

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 plan)(9)

4.6	Wipro Employee Restricted Stock Unit Plan 2004 (WRSUP 2004 plan)(4)

4.7	Form of Indemnification Agreement, as amended(3)

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors(4)

4.9	Sample Letter of appointment to Non Executive Directors(4)

4.10	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 plan)(9)

4.11	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)(9)

4.12	Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan(5)

4.13	Amendment No. 2 to 1999 plan, 2000 plan, WRSUP 2004 Plan and WRSUP 2005 Plan(5)

4.14	Amendment No. 3 to 2000 Plan(5)

8.1	List of Subsidiaries(7)

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Letter of Deloitte Haskins & Sells LLP addressed to the Commission

15.3	Letter of KPMG addressed to the Commission

15.4	Wipro’s Ombuds process(2)

(1)	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) filed on September 21, 2010.
(2)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.
(3)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.
(4)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 13, 2005.
(5)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 30, 2008.
(6)	Incorporated by reference to Exhibits filed with the Registrant’s Form F-6 filed on May 30, 2016.
(7)	Incorporated by reference to Item 18 of this Annual Report on Form 20-F.
(8)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 26, 2015.
(9)	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 26, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Jatin Pravinchandra Dalal
Date: June 2, 2017	Azim H. Premji,	Jatin Pravinchandra Dalal,
	Executive Chairman and Managing Director	Chief Financial Officer