Form 20-F
period 2018-03-31
WIPRO LTD
filed 2018-06-28
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2018

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

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

+91-80-4672-6644

(Address of principal executive offices)

Jatin Pravinchandra Dalal, Chief Financial Officer

Phone: +91-80-4672-6644; Fax: +91-80-2844-0051

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each represented by one Equity Share, par value ₹2 per share.	New York Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,523,784,491 Equity Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2018, which was ₹65.11 per US$ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Item 3. Key Information

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statement of income data for the year ended March 31, 2018 and selected consolidated statement of financial position data as of March 31, 2018 have been derived from our consolidated financial statements and related notes audited by Deloitte Haskins & Sells LLP. The selected consolidated statements of income for each of the four years ended March 31, 2014, 2015, 2016, and 2017 and selected consolidated statement of financial position data as of March 31, 2014, 2015, 2016 and 2017 have been derived from the consolidated financial statements and related notes audited by KPMG. The audited consolidated financial statement for each of the periods have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

	(₹ In millions, except per equity share data)
	2014		2015		2016(4)		2017		2018		2018 Convenience Translation into US$(1)
Consolidated Statements of Income data:
Revenues	₹	434,269	₹	469,545	₹	512,440	₹	550,402	₹	544,871	US$	8,368
Cost of revenues		(295,488)		(321,284)		(356,724)		(391,544)		(385,575)		(5,922)

Gross profit	₹	138,781	₹	148,261	₹	155,716	₹	158,858	₹	159,296	US$	2,446
Selling and marketing expenses		(29,248)		(30,625)		(34,097)		(40,817)		(42,349)		(650)
General and administrative expenses		(23,538)		(25,850)		(28,626)		(32,021)		(34,141)		(524)
Foreign exchange gains/(losses), net		3,359		3,637		3,867		3,777		1,488		23
Other operating income (6)		—		—		—		4,082		—		—

Results from operating activities	₹	89,354	₹	95,423	₹	96,860	₹	93,879	₹	84,294	US$	1,295
Finance expense		(3,063)		(3,501)		(5,378)		(5,942)		(5,830)		(90)
Finance and other income		14,714		19,761		23,451		22,419		23,999		369
Share of profit /(loss) of equity accounted investee		—		—		—		—		11		—

Profit before tax	₹	101,005	₹	111,683	₹	114,933	₹	110,356	₹	102,474	US$	1,574
Income tax expense		(22,600)		(24,624)		(25,366)		(25,213)		(22,390)		(344)

Profit for the year from continuing operations	₹	78,405	₹	87,059	₹	89,567	₹	85,143	₹	80,084	US$	1,230

Discontinued operations
Profit after tax for the year from discontinued operations		—		—		—		—		—		—

Profit for the year	₹	78,405	₹	87,059	₹	89,567	₹	85,143	₹	80,084	US$	1,230

Profit attributable to:
Equity holders of the Company		77,967		86,528		89,075		84,895		80,081	US$	1,230
Non-controlling interest		438		531		492		248		3		—

Profit for the year	₹	78,405	₹	87,059	₹	89,567	₹	85,143	₹	80,084	US$	1,230

Profit from continuing operations attributable to:
Equity holders of the Company		77,967		86,528		89,075		84,895		80,081	US$	1,230
Non-controlling interest		438		531		492		248		3		—

Profit for the year from continuing operations	₹	78,405	₹	87,059	₹	89,567	₹	85,143	₹	80,084	US$	1,230

Basic Earnings per equity share(7):
Attributable to equity share-holders of the Company
Continuing operations	₹	15.88	₹	17.63	₹	18.13	₹	17.48	₹	16.86	US$	0.26
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	15.88	₹	17.63	₹	18.13	₹	17.48	₹	16.86	US$	0.26
Diluted Earnings per equity share(7):
Attributable to equity share-holders of the Company
Continuing operations	₹	15.83	₹	17.57	₹	18.09	₹	17.43	₹	16.83	US$	0.26
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	15.83	₹	17.57	₹	18.09	₹	17.43	₹	16.83	US$	0.26

	(₹ In millions, except per equity share data)
	2014		2015		2016(4)		2017		2018		2018 Convenience Translation into US$(1)
Weighted average number of equity shares used in computing earnings per equity share:
Basic		4,909,490,868		4,909,363,300		4,913,118,800		4,857,081,010		4,750,043,400		4,750,043,400
Diluted		4,925,253,478		4,925,158,322		4,923,379,816		4,871,347,138		4,758,361,975		4,758,361,975
Cash dividend per equity share paid	₹	8.00	₹	10.00	₹	12.00	₹	3.00	₹	1.00	US$	0.02
Additional data:
Revenue by segment (2)
IT Services	₹	399,509	₹	440,180	₹	487,316	₹	528,440	₹	528,410	US$	8,116
IT Products		38,785		34,006		29,722		25,922		17,998		276
Reconciling items		(666)		(1,004)		(731)		(183)		(49)		(1)

Total	₹	437,628	₹	473,182	₹	516,307	₹	554,179	₹	546,359	US$	8,391

Segment results (2) (5)
IT Services	₹	90,333	₹	96,434	₹	98,253	₹	96,065	₹	83,613	US$	1,284
IT Products		310		374		(1,007)		(1,680)		362		6
Reconciling items		(1,289)		(1,385)		(386)		(506)		319		5

Total	₹	89,354	₹	95,423	₹	96,860	₹	93,879	₹	84,294	US$	1,295

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	₹	114,201	₹	158,940	₹	99,049	₹	52,710	₹	44,925	US$	690
Investments		63,233		57,775		209,151		299,133		257,968		3,962
Working capital (3)		218,534		272,463		284,264		309,355		292,649		4,495
Total assets		502,304		600,033		724,003		793,516		760,640		11,684
Total debt		51,592		78,913		125,221		142,412		138,259		2,123
Total equity		344,886		409,628		467,384		522,695		485,346		7,454
Number of shares outstanding		2,466,317,273		2,469,043,038		2,470,713,290		2,430,900,565		4,523,784,491		4,523,784,491

Notes:

1.

Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2018, has been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹65.11, as published by Federal Reserve Board of Governors on March 31, 2018.

2.

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

3.	Working capital equals current assets less current liabilities.

4.

We elected to early-adopt IFRS 9, Financial Instruments effective April 1, 2016, with retrospective application from April 1, 2015. Financial data above has been adjusted for the year ended March 31, 2016 to reflect this.

5.

Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. The Company has restated segment results for years ended March 31, 2015 and 2016 to reflect this change.

6.	Represents net gain on sale of the EcoEnergy division.

7.

Earnings per share and weighted average number of equity shares used in computing earnings per equity share for the years ended March 31, 2014, 2015, 2016 and 2017 have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 3, 2017.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2018	₹	65.11	₹	64.48	₹	65.71	₹	63.38
2017		64.85		66.96		68.86		64.85
2016		66.25		65.58		68.84		61.99
2015		62.31		61.34		63.67		58.30
2014		60.00		60.35		68.80		53.65

On June 22, 2018, the certified foreign exchange rate published by the Federal Reserve Board of Governors was ₹67.88.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low
May 2018	₹	68.32	₹	66.52
April 2018		66.92		64.92
March 2018		65.24		64.83
February 2018		65.20		63.93
January 2018		64.01		63.38
December 2017		64.57		63.83

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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	competitors being more established in certain markets, making our geographic expansion strategy in those markets more challenging;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of servers, communication devices and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	our ability to generate historical levels of yield on our investments; and

•	our ability to identify and acquire new businesses.

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

•

currency exchange fluctuations, specifically movement of the Indian Rupee against the U.S. Dollar, the U.K. Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, as significant portion of our revenues are in these currencies;

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

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our clients. This requires us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients, including penalty clauses in our agreements, larger upfront investments and compensation based on our client’s financial or business outcomes. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our client’s requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, reputational harm and/or imposition of penalties or the payment of damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized. We may also be subject to loss of clients due to dependence on alliance partners, subcontractors or third-party product vendors.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3%, 3% and 3% of our IT Services revenue for the years ended March 31, 2016, 2017 and 2018, respectively. Our ten largest IT Services clients accounted for approximately 19%, 17% and 18% of our IT Services revenues for the years ended March 31, 2016, 2017 and 2018, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, such as a reduction in our clients’ IT budgets due to macroeconomic factors or otherwise, shifts in corporate priorities and political or economic factors, including bankruptcy and/or liquidation of our large clients. These factors may not be predictable or under our control. If we were to lose one of our major clients or have a significantly lower volume of business with them, our revenue and profitability could be reduced. We cannot assure you that our large clients will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our revenue.

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

Further, in June 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union (commonly referred to as “Brexit”). In March 2017, the UK government subsequently notified the European Union of the United Kingdom’s intention to withdraw, triggering under the treaties governing the European Union a two-year period of negotiation between the UK government and the other European Union member states, during which the terms of Brexit are to be agreed. The effects of Brexit will depend on any agreements arising out of such negotiations that the UK government makes to retain access to European Union markets either during a transitional period or more permanently. We are unable to predict currently what the terms of those agreements will be and its effect on our business in United Kingdom and European Union.

The United Kingdom’s notification of its intention to leave the European Union therefore creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, for the foreseeable future, including during any period while the terms of the United Kingdom’s exit from the European Union are being negotiated and/or during any transitional period connected to the United Kingdom’s eventual withdrawal from the European Union. Our operations in the United Kingdom and the European Union may be impacted by such uncertainty.

Our clients are concentrated in certain key industries. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy, Natural Resources and Utilities industry vertical. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulations following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, clients in the health care industry are subject to additional federal, state and foreign laws and regulations, such as the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the “ACA”). Furthermore, the regulatory and legislative environment surrounding the health care industry is facing uncertainty due to the continuing lack of clarity surrounding the future of the ACA. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Our global operations may expose us to increased risks associated with changes in the global political environment, which could have a material adverse effect on our business.

Political and economic factors such as pending elections, changes in governments and revisions to government policies can affect our business. We are a global organization and are therefore vulnerable to multiple factors that are difficult to predict beyond our influence and control, including shifts and uncertainties in global trade and economic policies. Changes in policies by governments in the countries where we operate in could affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries.

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

The market in which we operate is highly dynamic, and we might not be able to adapt properly.

We offer our services in a highly dynamic, rapidly evolving environment. For instance, the emerging commercial models of the customer contracts where our compensation is dependent on performance measures such as cost-savings, revenue enhancement, benefits produced or business goals attained, can be increasingly complex to achieve.

Our business depends on a strong brand, and failing to maintain and enhance our brand would impact our ability to expand our business.

In May 2017, we introduced a new Wipro logo. We adopted this new logo as we unveiled our new brand identity to represent our growth as a company in the digital and integrated technology spaces. Developing and maintaining awareness of our new brand are important to achieving widespread acceptance of our existing and future offerings and are important elements in attracting new customers. Our new logo may create confusion among our clients and may require continued expenditures as we continue to develop our new brand recognition. Successful promotion of our brand will depend on the effectiveness of our marketing efforts. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand.

We continue to share the “Wipro” brand with Wipro Enterprises (P) Limited, which was formed following the demerger of the Company’s consumer care and lighting, infrastructure engineering and other non-IT business segments. Our brand may be negatively impacted by a number of factors, including, among others, reputational issues and performance failures, some of which may be outside of our control. Further, if we fail to maintain and enhance the quality of our brand, our business and operating results may be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to remain a technology leader and continue to provide high quality, innovative services and solutions to our customers.

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

•

developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems;

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

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things, artificial intelligence, cloud computing, storage, mobility and applications, analytics, augmented reality, automation, blockchain and quantum computing could have a material adverse effect on our business, results of operations and financial condition.

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

Disruptions in telecommunications and operations infrastructure could harm our service model, which could result in a reduction of our revenue.

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

We often have access to or are required to collect and store confidential client and customer data. As a service provider in the healthcare industry, we are also subject to data privacy and security regulations by both the federal and state governments in which we conduct our business, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information. We are also subject to local laws implementing the European Union Directive on Data Protection (which will be replaced by the European Union General Data Protection Regulation from 2018 onwards). We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of confidential customer data could expose us, our customers or the affected parties to a risk of loss or misuse of this information. We could be subject to termination of contracts for non-compliance with our client’s information security policies and procedures. If additional safeguards are required to comply with laws relating to privacy, security and data protection, our costs could increase further, which would negatively affect our results of operations.

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

Our IT Services business contributes approximately 97% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 42% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the Indian Rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce or mitigate these risks where possible. See “Risk Factors—Our global operations may expose us to increased risks associated with changes in the global political environment, which could have a material adverse effect on our business” above. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

There are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association agreements in place with each of our hedging counterparties), there are currency fluctuations or the arrangement is imperfect or ineffective. Further, the policies of the Reserve Bank of India (“RBI”) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

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

USA

Since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers. There are some legislative proposals which, if passed and signed into law, could add further costs and/or restrictions to some of the high-skilled temporary worker categories. In turn, our cost of doing business in the United States may increase further, which may discourage some customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

We currently have sufficient personnel with valid nonimmigrant worker visas and are also increasing hiring in the United States to continue services to clients. However, the uncertainty around whether we will continue to be able to obtain adequate number of nonimmigrant worker visas for our onsite employees on the same timeframe as we currently maintain, could affect our ability to be responsive to business needs and cause our revenue to decline.

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

Our current international operations and future initiatives will involve a variety of risks including (i) government trade restrictions, including those which may impose restrictions, including prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components and/or services to foreign persons and (ii) changes in diplomatic and trade relationships, including new tariffs, trade protections measures, import or export licensing requirements, trade embargoes and other trade barriers.

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

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels in many countries and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts in many countries to enact new legislations to restrict offshore outsourcing or impose restrictions on companies that outsource. Recently, in addition to calls for changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers, restrictive outsourcing legislation has been considered by federal and state authorities in the United States. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2018 was ₹21,870 million (US$ 336 million). Additionally, as of March 31, 2018, we had contractual commitments of ₹13,091 million (US$ 201 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance, errors and omissions insurance and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

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

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. For example, in the years ended March 31, 2017 and 2018, we recorded impairment charges on certain intangible assets as a result of uncertainties around regulatory changes relating to the Affordable Care Act. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange (“NYSE”) rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), and the Indian Companies Act, 2013 are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, SEBI has recently notified the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 which prescribe various new concepts and compliance requirements for Indian listed companies. Impact of such regulations may be far-reaching and often untested since they are of recent origin. Introduction of such regulations have added complexity to our corporate compliance regime.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2018, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the SEBI Listing Regulations, Companies Act, 2013, and the rules under the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the SEBI Listing Regulations, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

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

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. For example, two of our customers have filed for bankruptcy/liquidation, which has adversely affected our results for the year ended March 31, 2018. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience delays in billing and collection for our services, our cash flows could be adversely affected.

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

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks. Deterioration of the credit as well as debt and capital markets due to economic turmoil could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income. Further, fluctuations in the interest rate environment based on changes in Reserve Bank of India’s monetary policy could affect the interest income and thereby our profitability,

Any adverse change in India’s debt rating or our credit rating by a domestic or international rating agency could negatively impact our business and profitability.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.34% until March 31, 2017 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following fifteen years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

For instance, in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is currently considering making further changes in its SEZ policy. Finance Act, 2017 has prescribed a cut off date of March 31, 2021 for setting up new SEZs. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

We operate in jurisdictions that impose transfer pricing and other tax related regulations on us, and any changes in the regulations or failure to comply could materially and adversely affect our profitability.

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

Taxation laws are susceptible to frequent changes. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law, including recent changes in foreign jurisdictions, may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

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

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, as occurred in Chennai in late 2015, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, a flood, or other natural disaster in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. The long-term effects of climate change on the global economy or the IT industry, in particular, are unclear. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Geopolitical conditions could adversely affect the economies we operate in, disrupt our operations and cause our business to suffer.

Abrupt political change poses a risk of general economic disruption in affected countries. These conditions also may add uncertainty to the timing and budget for technology investment decisions by our customers. Geopolitical change may result in changing regulatory requirements that could impact our operating strategies, access to global markets, hiring, and profitability. Geopolitical instability may lead to sanctions and impact our ability to do business in some markets or with some public-sector customers. Emerging nationalist trends in countries may also significantly alter the trade environment. Further, South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have been military confrontations between India and Pakistan in the Kashmir region and along the India-Pakistan border. The potential for hostilities between the two countries is high due to recent terrorist activities in India and the aggravated geopolitical situation. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could harm the Indian economy by disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investments in Indian companies involve a higher degree of risk. This, in turn, could have a material adverse effect on the market for the securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

•

if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs, Global Depositary Receipts, External Commercial Borrowings or Foreign Currency Convertible Bonds.

However, any financial commitment exceeding U.S. $ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. Further, our investments in foreign operations may be subject to restrictions imposed by the RBI. We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of/investments in companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.358% (20.555% with effect from the fiscal year 2019). If the effective rate of a dividend distribution tax increases further or any new form of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease.

Our stock price continues to be volatile.

Our stock price is affected by factors outside our control. A share buyback program could also affect the price of our stock and increase volatility. Such volatility could negatively impact the perceived value and stability of our equity shares and ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, on which our equity shares are listed, including the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), have experienced problems that, if they continue or reoccur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants may differ as compared to that of the United States. SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

You may be subject to Indian taxes arising out of capital gains on the sale of the shares. Capital gains arising from the sale of shares are generally taxable in India.

Any gain realized on the sale of the Shares on an Indian stock exchange held for more than 12 months will not be subject to capital gains tax in India if the securities transaction tax has been paid on the transaction. The securities transaction tax will be levied on and collected by the Indian stock exchange on which the Shares are sold. Any gain realized on the sale of Shares held for more than 12 months on which no securities transaction tax has been paid will be subject to capital gains tax in India. Furthermore, any gain realized on the sale of the Shares held for a period of 12 months or less will be subject to capital gains tax in India. Under the proposed new tax in Budget 2018, gains of more than ₹1 lakh from sale of shares after April 1, 2018 held over one year will be taxed. See Item 10 of this annual report on Form 20-F for further information on the application of capital gains tax in India to our shareholders and ADS holders. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in shares and ADSs.

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

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or certain other capital instruments of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the Reserve Bank of India for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.

Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and other certain details. Investors who exchange ADSs for the underlying equity shares of the company may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary as pursuant to the Depository Agreement. Any person who fails to comply with beneficial ownership disclosure requirements under Companies Act, 2013 may be liable for a fine of up to ₹50,000 and where failure is a continuing one, with a further fine up to ₹1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

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

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future, including by the Depository Receipts Scheme, 2014. Over a period of time, investor preferences may also change. Therefore, the historical premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges may be reduced or eliminated.

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

ADS holders may be restricted in their ability to exercise voting and other rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you prior to such shareholders’ meeting, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares including the share buyback program in which the Company buys back equity shares. Because ADS holders may not directly participate in the share buyback program, a notice of such program must be mailed to all ADS holders in advance of the program in order to give the ADS holders who want to participate the opportunity to convert their ADSs into equity shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2018. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation – Material U.S. Federal Tax Consequences – Passive Foreign Investment Company”.

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading global information technology (“IT”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

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

Over the last few years, we have been transforming our portfolio of services such as digital, cloud and advisory by investing in new technologies organically as well as through acquisitions. Today, Wipro is a leading information technology, consulting and business process services company that delivers solutions to enable its clients to do business better. We help customers do business better by combining deep technology and domain expertise and consistently delivering world-class integrated, end-to-end services. We provide a range of services which includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, pay-per-use, as-a-service and outcome based models. We offer these services globally by leveraging our products, platforms, partnerships and solutions including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence PlatformTM (“Wipro HOLMESTM”). Wipro is recognized globally for its comprehensive portfolio of services, and a strong commitment to sustainability and corporate citizenship. In May 2017, to keep our brand contemporary, we unveiled our new brand identity, including a new company logo.

Wipro’s brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve our clients’ complex business problems. We believe that the energy we gain from building the deep connectedness between people, ideas, communities and the environment should drive us to keep transforming – and to help our clients.

The rearticulated Spirit of Wipro resonates with our new identity. It is the indivisible synthesis of four values:

•	Be passionate about clients’ success;

•	Treat each person with respect;

•	Be global and responsible; and

•	Have unyielding integrity in everything we do.

Our business comprises of the IT Services and IT Products segments. For the fiscal year ended March 31, 2018, the IT Services segment generated 96.7% of our revenue and 99.2% of our operating income. For the same period, the IT Products segment generated 3.3% of revenue and 0.4% of operating income. 0.4% of our operating income pertains to reconciling items. (Refer note 30 of the notes to consolidated financial statement).

Our customer-facing functions of sales, marketing and business development are organized into teams that focus primarily on industry verticals, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions are increasingly staffed locally in markets such as the United States, Latin America, Continental Europe, India, the Middle East and Africa.

Wipro was recognized as a 2018 World’s Most Ethical Company for the seventh successive year by the Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices.

Wipro has been recognized as a member of the global Dow Jones Sustainability Index for the eighth year in succession.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of the registered office is +91-80-28440011. The name and address of Wipro’s registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Cooper Software Inc. (“Cooper”), an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education;

•	InfoSERVER S.A. (“Infoserver”), an IT services provider providing custom application development and software deployment services in the Brazilian market;

•	Appirio Inc. (“Appirio”), a global cloud services company that creates next generation worker and customer experiences;

•	HPH Holdings Corp. (“HealthPlan Services” or “HPS”), a leading independent technology and Business Process as a Service (“BPaaS”) provider in the U.S. Health Insurance market;

•	Cellent AG (“Cellent”), a leading IT consulting and software services company offering holistic innovative IT solutions and services in the DACH region of Germany, Austria and Switzerland; and

•	Designit AS (“Designit”), an award winning and global strategic design firm specializing in designing transformative product-service experiences.

Divestitures

In the last three fiscal years, we have completed the divesture of EcoEnergy Division, which we determined was not core and strategic to our overall IT business. It was determined that divesting the business would be in the Company’s best interests.

Further, we have signed a definitive agreement to divest our data center services business to Ensono Holdings, LLC (“Ensono”), a leading hybrid IT services provider. This divestment will help us focus on accelerating investments in the digital space. At the same time, Wipro remains committed to serving its hosted data center customers and the market through its business partnership with Ensono. The sale concluded on June 27, 2018.

Additionally, after March 31, 2018, we have reduced our equity holding in Wipro Airport IT Services Limited (WAISL), which was a joint venture between Wipro Limited and Delhi International Airport Limited, from 74% to 11%, by selling our stake to Antariksh Softtech Private Limited on April 5, 2018. Even after this divestment, WAISL will continue to outsource IT services of the airport to Wipro Limited as per the existing arrangement.

Please see Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Note 32 of the Notes to the Consolidated Financial Statements for additional information about our divestures.

Capital Expenditure

We incurred total cash outflow of ₹13,951 million,₹20,853 million and ₹21,870 million during the fiscal years ended March 31, 2016, 2017 and 2018, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets. As of March 31, 2018, we had contractual commitments of ₹13,091 million related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Bonus issuance

During the fiscal year ended March 31, 2018, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of June 14, 2017, the record date fixed for this purpose. The issue of stock dividend was approved by the shareholders of the Company vide resolution dated June 3, 2017 that was passed through postal ballot and electronic voting. The Company allotted 2,433,074,327 shares for the bonus issuance and ₹4,866 million (representing par value of ₹2 per share) has been transferred from retained earnings to share capital.

Buyback of equity shares

During the fiscal year ended March 31, 2018, we concluded the buyback of 343,750,000 equity shares at a price of ₹320 ($4.91) per equity share, as approved by the Board of Directors on July 20, 2017 and by shareholders vide resolution dated August 28, 2017 passed through postal ballot and electronic voting. This has resulted in a total cash outflow of ₹110,000 million ($1,689 million). As a result of the buyback, our share capital has been reduced by ₹687 million.

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

Global IT service providers offer a range of end to end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the Strategic Review 2018 of NASSCOM (the “NASSCOM Report”) in fiscal year 2018, IT export revenues, from India grew by 7.8%, to an estimated $126 billion.

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

IT Products

The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the hardware segment of the IT-Business Process Management exports from India is estimated to be $15 billion in fiscal year 2018. The domestic market in India is estimated at $26 billion in fiscal year 2018. Emergence of cloud computing technologies is negatively affecting demand for IT products such as servers.

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

The vision for our business is “To earn our clients’ trust and maximize the value of their businesses by providing solutions that integrate our deep industry insights, our leading technology and best-in-class execution”. We seek to emphasize our core values of being passionate about our client’s success, treating each person with respect, being global and responsible, and maintaining unyielding integrity in everything we do.

The markets we serve are undergoing rapid changes due to the pace of developments in technology, innovation in business models and changes in the sourcing strategies of clients. Pressures on cost-competitiveness, an uncertain economic environment and immigration restrictions are causing clients to develop newer business models. On the technology front, digital business has changed the nature of demand for IT services. Development of advanced technologies such as cloud based offerings, big data analytics, mobile applications and the emergence of social media is making technology an integral part of the business model of our clients. In addition to the Chief Information Officer, newer stakeholders such as Chief Marketing Officer, Chief Digital Officer and Chief Risk Officer play a key role in shaping the technology roadmap of our clients. These trends on newer business models, emerging technologies and sourcing patterns provide us with significant growth opportunities.

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

Our Business Strategy

Our customers today are undergoing significant change and transformation in their businesses led by forces such as the rise of digital strategies for enterprises, increasing consumerization of IT, emergence of new platforms such as cloud services and increasing competition from companies developed from these evolving trends. We believe that there are a few key industry trends, which over the next five to ten years, will fundamentally transform the way technology is bought and consumed by enterprises. These include “as a service” offerings, intelligent automation and Digital.

Technology has become increasingly central and core to enterprises across industry segments. In addition, consumerization of IT has led to blurring of boundaries between business needs and technology enablement. The “Run” strategy is about modernizing the core of our clients’ process and technology landscape. In other words, we strive to help them achieve significant efficiencies in their core operations through industry-focused process and technology solutions, developed in an open-innovation environment. The “Change” strategy is focused on helping clients achieve digital transformation enabled by digital capabilities brought by Wipro and its partner ecosystems. Our strategy thus addresses our clients’ Run and Change agendas.

Our “Run” strategy is about “modernizing the client’s core” operations and technology landscape. It includes the following strategies:

Business Solutions

Business Solutions brings together domain and technology solutions across applications, infrastructure, business process services and analytics to deliver business value to our clients in an “as-a-service” model.

The Integrated Services and Solutions Group (“ISSG”) focuses on building integrated offerings across four key business themes: Customer Experience, Business Acceleration, Simplified and Sustained IT and Connected Ecosystem. An example is Insights-as-a-Service, which accelerates Time-to-Insights using the Data Discovery Platform (“DDP”) powered by advanced visualizations, models, accelerators and algorithms and is offered as “Pay-Per-Use”.

Process and IT Simplification

Process and IT Simplification is focused on reducing costs while also improving the quality of service and reliability, all while demystifying the complex processes and technology landscape of our clients. We deliver this through consolidation, elimination, automation and cloudification to deliver agility and productivity benefits. An example of one of our approaches is the Framework for Application Services Transformation which covers:

•	New age application (“app”) development;

•	App rationalization, optimization and modernization;

•	Cloud app services;

•	Newer methodologies such as AgileBase and DevOps (as defined below); and

•	Next generation quality assurance, app support and trust management.

Our “Change” strategy is focused on enabling our clients’ digital futures. It includes the following strategies:

Digital

Digital is about enabling transformation for our clients as they become a digital enterprise. It begins with an advisory and design approach followed by engineering and build initiatives, all of which is deployed in a native cloud environment and delivered in an AgileBase delivery model (“DevOps”). We co-create and co-innovate with clients, leveraging our global innovation labs, or digital pods, and new ways of working.

We have adopted a four “m” model: method, model, machine and mindset:

•	Our method applies a five-step design and build methodology through our Designit and Buildit platforms;

•	Our “team of teams” model allows us to create multi-disciplinary, collaborative digital teams to scale across client projects;

•	A custom-built engineering machine, which we call the “Digital Rig”, creates the environment for rapid prototyping, testing and launching at extreme velocity; and

•	A specific mindset, which focuses on attracting and retaining the right people and surrounding them with a digital culture, ensures we have the right talent to support our customers.

Our acquisition of Cooper, an award-winning design and business strategy consultancy, strengthens Wipro’s design and innovation capabilities. Cooper, which is a part of Digital, expands our reach in North America and adds significant capabilities in professional education. We are seeing significant synergy across our integrated digital and design capabilities.

Through March 31, 2018, we have trained over 90,000 professionals in digital technologies. We are expanding our innovation labs, or digital pods, to offer enhanced transformation services to global customers. Currently we have 18 Digital Pods spread across the globe and are continuing to expand, introducing two new pods this year in Edinburgh, Scotland and Mountain View, California.

Our approach of creating a consulting ecosystem has seen success. It continues to focus on delivering growth and improving quality for our clients, thereby delivering impact to us through growing business relationships and creating integrated deals.

Big Bets

A key element of executing the Wipro Strategy is the approach to prioritization on high potential growth areas. Towards this, we have focused on “Big Bets” at a company level where we are making disproportionate allocation of investments to drive differentiated focus and growth. Examples of these include Cloud, Cyber and Digital.

In addition to driving transformational development with our clients through our “Run and “Change” strategies, we also focus on four overall goals:

Non-Linearity

Non-Linearity is about driving differentiated offerings leveraging IP, platforms, solutions and innovative commercial constructs to realize the “as-a-service” need of our clients, thus varying their costs in a risk reward model (e.g., transaction-based and outcome-based pricing).

We have invested significantly to drive non-linearity through investments in IP in the form of platforms acquired through acquisition of Gallagher Financial Systems Inc., Opus Capital Markets Consultants LLC, HPS and ProMAX Systems, Inc. and organically developed platforms such as Wipro HOLMESTM, frameworks and solutions.

As part of this effort, we have increased our patent filings significantly in the past few years and have developed a business model that emphasizes our patent portfolio and growth in our inventor base within the organization. Industry analysts and rating organizations recognize the quality of our intellectual property (“IP”) and we intend to continue developing high quality inventions. Many of our patents are in emerging technology areas and serve as a foundation for many of our new technology platforms, including AI and IoT, connected devices and autonomous vehicles.

Localization

Localization is focused on acting local and thinking global. The core components of this goal are local hiring, campus hiring, setting up local delivery centers, establishing Digital Pods and making strategic investments through acquisitions. We are driving localization initiatives in our key geographies such as the United States, United Kingdom, Continental Europe, Canada, Latin America, Africa, Asia Pacific and the Middle East. We believe that commitment to these geographies is important in growing our business. We expect an increase in the percentage of our global workforce comprised of local employees and consultants, and diversity is a key strategic priority as part of our globalization efforts.

Hyper-Automation

Hyper-Automation is about driving efficiency in business process and technology operations through deployment of robotics and cognitive automation, such as the Wipro HOLMESTM. Wipro HOLMESTM helps enterprises hyper-automate processes and offloading specific cognitive tasks to the artificial intelligence (“AI”) platform to gain cost efficiencies, agility and enhanced user experience. Wipro HOLMESTM helps businesses adopt a hybrid mode of operation (i.e., pairing automation and human effort), which is achieved through a combination of virtual agents, predictive systems, cognitive process automation, visual computing applications, knowledge virtualization and AI reasoning.

We also offer automation advisory services to help clients in their journey of AI/Automation through designing Automation roadmap and setting up Digital Centers of Excellence for automation initiatives. In addition to the Wipro HOLMESTM platform, we are building a collaboration ecosystem for Automation working with partners such as Robotics Process Automation providers (e.g., Blue Prism Group and Automation Anywhere, Inc.), start-ups (e.g., Avaamo, Inc. and arago, GmbH) and established partners (e.g., IBM, Amazon.com, Inc., Google LLC, Microsoft Corporation, SAP SE, Oracle Corporation and ServiceNow, Inc.). Over 3,000 employees have been trained and certified on AI / ML.

Open Innovation

Open innovation is about leveraging the innovation ecosystem through the following vehicles:

•

Wipro Ventures: The strategic investment arm of Wipro, Wipro Ventures is a $100 million fund that invests in early to mid-stage enterprise software startups. As of March 31, 2018, we have invested in and partnered with 11 startups in the following areas – AI (Avaamo, Inc., Vicarious FPC, Inc.), Business Commerce (Tradeshift, Inc.), Cybersecurity (Demisto, Inc., IntSights Cyber Intelligence Ltd., Vectra Networks, Inc.), Data Management (Imanis Data, Inc.), Industrial IOT (Altizon Systems Private Ltd.), Fraud & Risk Mitigation (Emailage Corp.) and Testing Automation (Headspin, Inc., Tricentis GmbH). In addition to direct investments in emerging startups, Wipro Ventures has invested in two enterprise-focused venture funds: TLV Partners and Work-Bench Ventures.

•

Partner Ecosystem: We have established a dedicated unit to drive and deepen our partner ecosystem to drive creation of new markets and solutions, expand in key verticals and geographies, drive innovation in our offerings and drive go-to-market outcomes. We have sub-divided the partner ecosystem into the following categories:

a.	Strategic Partners: Multiple product lines with significant business volume and potential.

b.	Growth Partners: Single practice alliances.

c.	Niche Partners: Niche products with differentiated solutions.

d.	Academia Partners: Collaborate with academic institutions and associations in the United States, Europe, Israel and India in the fields of computer and electrical engineering to promote innovative technology research and capability.

•

Horizon Program: The goal of the horizon program is to drive organic incubation in emerging areas covering products, platforms, solutions and capabilities. In order to achieve this objective, we are investing in key areas such as AI, AR/VR, IoT, cloud computing, software defined everything, autonomous vehicle, cybersecurity, digital experience, digital marketing and commerce and Industry 4.0. During the year ended March 31, 2018, we funded 19 projects as a part of this program.

•

Crowdsourcing – Topcoder: More than one million community of developers, designers and data scientists with offerings focused around analytics, Connected Customer Experience (CCX), Quality Assurance, enterprise transformation, community experts, self-service and hybrid expert networks.

•

M&A: Acquisitions are a key enablers for us and drive our capability to build industry domain, focus on key strategic areas, strengthen our presence in emerging technology areas, including Digital, and increase market footprint in newer markets. We focus on opportunities where we can further develop our domain expertise, specific skill sets and our global delivery model to maximize service and product enhancements and higher margins. We also evaluate business units to determine if divestures would maximize our focus on key priorities.

Acquisitions consummated during the year ended March 31, 2018 include InfoSERVER and Cooper. InfoSERVER is a Brazilian IT Services company that predominantly caters to the Banking market in Brazil. Over the last 21 years, InfoSERVER has been recognized for its excellence in delivery and specialized knowledge of local banking domain and processes. InfoSERVER is headquartered in São Paulo, Brazil. With this acquisition, Wipro and InfoSERVER will be able to deliver a full suite of integrated IT services across Digital, consulting, and business process services to four of the top five banks in Brazil. Cooper is an award-winning design and business strategy consultancy. Cooper will further strengthen design and innovation capabilities and expand reach in North America besides adding capabilities in professional design education. Increasingly, global enterprise clients recognize that design is a critical part of any digital or business transformation. By adding Cooper’s skills and expertise, Wipro will be better positioned to support its clients’ digital programs.

We have also made minority investments in Denim Group, Ltd., a leading independent application security firm, serving as a trusted advisor to customers on matters of application risk and security and Harte-Hanks, Inc., a U.S.-based global marketing services company specializing in omni-channel marketing solutions including consulting, strategic assessment, data, analytics, digital, social, mobile, print, direct mail and contact center. Also, during the year ended March 31, 2018, we have increased our ownership in Drivestream Inc. from 19% to 43.7%.

Further, we have acquired a 10.2% stake in Ensono Holdings, LLC (“Ensono”), a company engaged in providing complete mainframe and Hybrid IT services to mid to large enterprises across industries, on June 27, 2018. Ensono has a right to repurchase up to an aggregate of 5.5% of the above units if Wipro is not able to achieve certain joint business milestones agreed between the parties.

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

IT Services Offerings

We are a leading provider of IT services to enterprises across the globe. We provide a range of services which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally leveraging our products, platforms and solutions through a team of over 160,000 employees using our global delivery model. Effective April 1, 2018, we are realigning our service lines to achieve better synergies with our customers: Business Application Services is now Modern Application Services; Global Infrastructure Services is now Cloud Infrastructure Services; Analytics service line is now Data, Analytics and AI. Our key service offerings are outlined below:

•

Digital: At Wipro Digital, the digital unit of Wipro, we continue to focus on the insights, interactions, integrations and innovations that make brands and businesses relevant to their customers. The common characteristic of digitally successful organizations today is their focus on enterprise transformation and agility. Outside-in innovation to “do digital” and create new websites, new apps and omni-channel experiences is not enough. To gain the full benefits of these digital initiatives, our customers now recognize they must enable inside-out enterprise renovation. Changing legacy systems, processes, tools, mindsets and even traditional ways of working are necessary for our customers to “be digital”, not just do digital.

In the last year, we have grown Wipro Digital to support our customers in their drive to be digital. We acquired award-winning design firm Cooper to expand and enhance our capabilities, particularly in the areas of user experience, user interface and professional design education. We opened additional digital pods in the last year, bringing our total number of pods to 18. Lastly, we integrated our long-standing Connected Customer Experience practice into Wipro Digital, ensuring a seamless, end-to-end offering and capability for our clients, bringing an even stronger market-leading partner to our customers across the “think-it, design-it, build-it and run-it” continuum of digital initiatives.

•

Modern Application Services (“MAS”): Wipro has been a strategic partner in the transformation of the application landscape of its clients by offering integrated business solutions that span across enterprise applications and digital transformation to security and testing. We have re-aligned our Applications service line into a new service line called Modern Application Services (“MAS”), which will be comprised of four units: the Enterprise Applications and Modernization (“EAM”) unit, the Application Engineering and DevOps (“AED”) unit, the Enterprise Architecture unit and the Appirio Cloud Services unit. These units will leverage themes such as AI/Cognitive Systems, IoT, blockchain and open source to enable smart application technology, or “Smart Applications”.

•

The EAM unit will include SAP, Oracle, and IT Modernization along with Mainframe, application management and Transition practices. Technology focus areas will include Micro Focus, ServiceNOW, Infor and Coupa Software.

•

The AED unit brings together our expertise in quality engineering and testing, Microsoft business, enterprise business integration, DevOps and cloud technologies. We use these to develop new ways of working and solution delivery along with “as a service” models blending methods, models, machinery and mindset across various technology platforms including CA, Tricentis, Software AG and TIBCO.

•

The Enterprise Architecture unit helps organizations simplify, modernize and accelerate their journey to the cloud including application migration to public clouds such as Amazon Web Services, Microsoft Azure, Google Cloud Computing, IBM and Pivotal. This team covers business design and architecture services across applications, infrastructure, data and process and enables making “Applications Smarter” as part of the digital transformation journey.

•

The Appirio Cloud Services unit results from the acquisition we made in 2016 continues to focus on integrating traditional SaaS technology providers such as Salesforce, Workday, Google and newer providers such as Apttus and FinancialForce with our capabilities in customer experience with worker experience.

MAS focuses on driving application transformation with contextual solutions for our customers from front office to back office by combining consulting, design and development, continuous testing and integration, automation and operational excellence across all industries.

•

Cloud and Infrastructure Services (“CIS”) (formerly, Global Infrastructure Services): CIS is an end-to-end cloud and IT infrastructure services provider that helps global clients accelerate their digital journey. Our offerings include Cloud, end-user computing, Software Defined Everything (“SDx”), development operations, data center, networking and IoT, all of which spans across our consulting, system integration, testing and managed services. We have a presence in over 45 countries with over 700 clients and 21 delivery centers. Our investment in IP, a comprehensive partner ecosystem and our skills in emerging technologies like software-defined everything, opensource, DevOps and IoT ensure that we are a one-stop shop for all cloud and IT infrastructure needs. Recently, we announced that we are divesting our hosted data center services business and developing a strategic partnership with Ensono, a hybrid IT services and governance services provider. Wipro’s hosted data center services business, along with 925 employees and 8 data centers, will move to Ensono. Wipro will continue to serve our hosted datacenter customers through a partnership with Ensono. The sale concluded on June 27, 2018.

•

Product Engineering Services Group (“PES”): PES facilitates breakthrough product and engineering services transformations across all major industry verticals, influencing the way enterprises do business today. With a focus on Digital Transformation, PES’s specialized team of skilled professionals combined with in-house innovation labs deliver end-to-end Engineering R&D services from the design board to the shop floor and out to the market.

Over the years, PES has revolutionized product engineering at numerous global corporations by building innovative customer experiences, personalizing products for new markets, integrating next-generation technologies, facilitating faster time to market and ensuring global product compliance. In our bid to make the world a more connected and smarter place, we are making significant developments in new-age technology paradigms such as IoT, Cloud platforms, 3D Printing, Virtualization, Smart devices and Artificial Intelligence. With the increased focus on smart manufacturing capabilities, we are further strengthening our engineering services business.

•

Data, Analytics and AI: Data, Analytics and AI allows us to consult and support our customers to derive meaningful insights by leveraging our AI, machine learning, advanced analytics, big data and information management platforms and capabilities. We follow the “AI First” strategy to acquire & assimilate data, drive accurate decisions and deliver measurable business outcomes that help our customers transform their businesses. Our AI-infused end-to-end offerings include:

•

Cloud & Data Platform (“CDP”) practice, which is focused on delivering online or connected services in areas of Internet Scale Application, Data Platforms, Cognitive platforms and HPC solutions. We build complete solutions for various industrial applications, either via on-premise or cloud-based platforms.

•	Big Data Analytics practice, which offers insight delivery in real time or near real time through analytical platforms and solutions and leveraging our home grown team of decision scientists.

•	Information Management practice, which is dedicated to enabling the digital transformation journeys of its clients through a trusted data foundation.

•

Business Intelligence (“BI”) practice is focused on helping businesses unleash the value from their data and provide timely, contextual and relevant actionable insights rendered through rich and interactive visualizations

•

Database & Data warehouse practice, which focuses on end-to-end solutions to automate the entire data warehouse migration as well as data offloading from on premise to cloud across analytical platforms with scalability and performance optimizations on the target platform.

•

Business Process Services (“BPS”): Wipro BPS is a leader in providing next generation technology-led business process services to global enterprises. Our mission is to connect the dots that drive superior customer experience, high levels of efficiencies, uncompromising quality and productivity to maximize returns for our clients. We combine our core business knowledge with emerging technologies like robotics process automation, cognitive technologies and analytics to offer powerful business intelligence, allowing business leaders to respond quickly to evolving market needs. Our non-intrusive industry and technology agnostic differentiators are:

•

Enterprise Operations Transformation (EOT) Framework: Comprised of a suite of comprehensive solutions, EOT addresses the central business essentials of achieving process efficiencies with a focus on enhanced customer experience, cost optimization, reduced cycle times and accuracy.

•	Wipro HOLMES™ for Business: An Artificial Intelligence platform that focuses on hyper-automating business and IT processes to reach highest level of autonomous maturity.

•	Base)))™: As a Business Operations platform, Base)))™ leverages the latest technologies to manage today’s complex business operations by streamlining their existing operations.

•	Customer Experience Transformation: Our analytics-powered customer service platform to deliver superior experience through cutting-edge technology.

•	Robotics Process Automation (“RPA”): RPA helps achieve next generation business goals and transformative impact through rapid deployment and limited capital expenditure.

•

BPaaS: Our delivery solution that allows standardized, yet highly configurable processes for quick deployment and use. We continue to invest in building a larger BPaaS portfolio across industries and service lines.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue (US$)	Year ended March 31, 2016	Year ended March 31, 2017	Year ended March 31, 2018
1-3 million	219	248	262
3-5 million	83	86	92
5-50 million	215	234	238
50-100 million	24	25	31
> 100 million	9	9	8

Total > 1 million	550	602	631

The largest client of our IT Services business accounted for 3%, 3% and 3% of revenues from the IT Services business as a whole for the years ended March 31, 2016, 2017 and 2018. The five largest clients of our IT Services business accounted for 12%, 10% and 11% of our total IT Services revenues for the years ended March 31, 2016, 2017 and 2018, respectively.

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

Marketing: In May 2017, in keeping up with contemporary changes in industry, we unveiled our new brand identity. The new brand focuses on how Wipro is transforming its capabilities, offerings, ways of working to cater to the transforming IT services business.

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

3.

Our organizational culture of innovation and our early start in deploying cutting edge platforms and technologies that drive hyper-automation and achieve industrialization of service delivery, such as Wipro HOLMESTM.

4.

Our investments in developing IP across products, platforms, frameworks, solutions, components, accelerators, tools and apps that enable us to provide standardized solutions to our customers and obtain enormous time-to-market advantage.

5.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporations.

6.	Our ability to provide an entire range of research and development services from concept to product realization.

7.

Our global delivery model, that leverages our global, regional and local near-shore development centers and collaborative technologies to help us better serve our clients in this modern technology era.

8.	Our ability to access, attract and retain highly skilled personnel across key markets.

9.	Our emphasis on engaging the culture of our new age acquisitions and integrating these technologies with our executional experience and service offerings to maximize synergies for our clients.

10.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

11.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

12.	Our commitment to the highest levels of corporate governance.

IT Services Industry Verticals

For the year ended March 31, 2018, our IT Services business is organized into the following six industry verticals:

1.	Banking, Financial Services and Insurance (“BFSI”)

2.	Healthcare and Lifesciences (“HLS”)

3.	Consumer Business Unit (“CBU”)

4.	Energy, Natural Resources & Utilities (“ENU”)

5.	Manufacturing and Technology (“MNT”)

6.	Communications (“COMM”)

Effective April 1, 2018, in order to provide strategic focus, we are realigning our Manufacturing and Technology industry vertical into two separate verticals: the Manufacturing industry vertical and the Technology industry vertical. The Healthcare and Lifesciences industry vertical is being renamed as the Health Business Unit.

The revised industry verticals are as follows:

1.	Banking, Financial Services and Insurance (“BFSI”)

2.	Health Business Unit (“Health BU”)

3.	Consumer Business Unit (“CBU”)

4.	Energy, Natural Resources and Utilities (“ENU”)

5.	Manufacturing (“MFG”)

6.	Technology (“TECH”)

7.	Communications (“COMM”)

Our IT Services business is organized into seven industry verticals:

•

Banking, Financial Services and Insurance (“BFSI”): The BFSI business unit serves over 100 clients globally across Retail Banking, Investment Banking, Capital Markets, Wealth Management and Insurance. We have been instrumental in delivering success to our clients by aligning with their business priorities; we have done this by leveraging state-of-the-art technology and process transformation solutions, service design innovation, domain expertise, IP and integrated offerings, end-to-end consulting services, adoption of “new ways of working”, and an ongoing focus on delivery excellence. We also harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics, and emerging technologies, to help our clients adapt to the digital world.

•

Health Business Unit (“Health BU”): Our mission is to help organizations to solve real world health problems to improve people’s lives. Health BU is dedicated to helping health and life sciences companies rethink, reshape and restructure their business to increase competitiveness in the industry. We help companies realize value in their core businesses by connecting organizations, communities and individuals to maximize insights, innovation and integration and to transform how healthcare services are provided in the future.

•

Consumer Business Unit (“CBU”): CBU offers a full array of innovative solutions and services to cater to the entire value chain, where the consumer is at the core, through a blend of domain knowledge, technology expertise and delivery excellence. We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product and customer performance across the globe. We provide strong consumer-centric insights and project execution skills across retail, consumer goods, media, travel and public sector. Our domain specialists work with customers to maximize value through technology investments. Wipro’s CBU encompasses Retail, Consumer Packaged Goods, New Age, Media, Education, Hospitality, Travel, Transportation and Public Sector Industries.

•

Energy, Natural Resources and Utilities (“ENU”): Our ENU industry vertical has been collaborating with and serving businesses across the globe for over 17 years. Our deep domain and technology expertise has helped the business become a trusted partner to over 75 leaders in the Oil and Gas, Mining, Water, Natural Gas, Electricity, Airports, Ports, Engineering and Construction industries across the globe. Wipro’s ENU vertical has been recognized by analysts as a major player in the Energy and Utilities sector. We provide consulting, engineering, technology and business processes services expertise to the Utilities industry across Generation and Renewables, Transmission and Distribution, Retail, Smart Grid, Energy Trading and Risk Management and Health, Safety, Security and Environment. Our deep domain expertise in the Energy sector has helped us play a pivotal role in business transformation of major oil and gas companies across their value chain. Strategic acquisitions have further strengthened our capabilities and presence in the Energy sector.

•

Manufacturing (“MFG”): Wipro’s Manufacturing business unit caters to manufacturing companies across the industry segments of aerospace and defense, automotive, industrial and process manufacturing. By coupling our digital and extensive domain expertise, we help our customers transform their business processes across product design, supply chain, and aftermarket services to achieve their digital transformation objectives. We have leveraged our network of partners and academia, to develop IP, platforms and industry-focused solutions. Our after-market solutions and services are helping manufacturing customers capture additional market share by adopting new business models. Our ongoing investments in emerging technologies like autonomous systems and robotics, Industry 4.0, aftermarket, industrial IoT, augmented reality and virtual are helping customers create new business solutions and create new revenue models.

•

Technology (“TECH”): Companies across the high-tech value chain; from the silicon providers to software companies, are serviced by Wipro’s Technology business unit. Our extensive customer portfolio includes marquee companies in Semiconductors, Compute and Storage, Networking, Peripherals, Electronics, Platforms and Software products. Our solutions to this sector are built around Wipro’s deep domain expertise and we cater to customer requirements across product design, validation and testing, enterprise operations, marketing and customer support. We also are actively partnering with our customers to help them leverage digital technologies to stay ahead of the shifting expectations in the industry. Wipro’s solutions built around cloud, blockchain, artificial intelligence, IOT, crowd sourcing and design thinking are driving new revenues and efficiencies in our customer organizations. We have leveraged our network of partners and academia to develop IP, platforms and domain/industry-focused solutions. We are investing in emerging technologies, which includes next-generation platform engineering (based on open source, containers and micro services), autonomous systems, machine learning, deep learning, industrial IoT, augmented/virtual/mixed reality, software defined infrastructure, 5G and LiFi.

•

Communications (“COMM”): Wipro has been enabling the digital transformation journey of Communications Service Providers (“CSPs”) across the globe as they transform to become Digital Service Providers. Our digital business solutions are tailored for CSPs customer context, with capabilities in technologies such as AI, IoT, blockchain and cybersecurity in order to focus on new ways of working. Our investments in new-age startups through Wipro Ventures, along with a comprehensive partner ecosystem are enabling CSPs globally to create services that enable new revenue opportunities, build business agility and reduce their time to market in a B2B environment. Our focus on continuous improvement, alignment to industry standards, investments in technology solutions of tomorrow, especially as we gear up for the 5G revolution, are delivering proven business value to global CSP customers.

IT Products

In order to offer comprehensive IT system integration solutions, we use a combination of hardware products (including servers, computing, storage, networking and security), related software products (including databases and operating systems) and integration services. We maintain a presence in the hardware market by providing suitable third-party brands as a part of our solutions in large integrated deals. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions.

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

Wipro won the “Asia IP Elite” award from the Intellectual Asset Management publication for the fifth consecutive year for best IP Practices.

As of March 31, 2018, we have 380 registered patents in various countries. We have filed 404 patents during FY18 and currently have approximately 1,623 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2018, we held more than 700 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 150 trademark applications are pending for registration in various jurisdictions across the world. This includes over 90 trademark applications pending with respect to our new logo.

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

Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislations from the Reserve Bank of India, Securities and Exchange Board of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the Securities and Exchange Board of India to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

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

In addition, we have approximately 29.13 million square feet of land for future expansion plans. We have 12.96 million square feet of owned software development facilities in India and over 5.42 million square feet of leased software development premises in India. We have approximately 2.65 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.38 million square feet at various locations in the Americas. We have approximately 0.45 million square feet of owned offices, software development and data center facilities in countries outside India, which includes approximately 0.22 million square feet at various locations in the Americas.

We spent ₹13,951 million, ₹20,853 million and ₹21,870 million on capital expenditure during the fiscal years ended March 31, 2016, 2017 and 2018, respectively. These capital expenditures were primarily incurred on new software development facilities and IT assets.

We have 74 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 144 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

We have two manufacturing sites, which are approximately 0.2 million square feet and approximately 0.1 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have taken the other facility located in Kotdwar, India on a long-term lease.

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2018, we had contractual commitments of ₹13,091 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

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

Overview

Wipro Limited is a leading global information technology (“IT”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

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

We have invested in developing intellectual property (“IP”) across products, platforms, frameworks, solutions, components, accelerators, tools and applications. Our IP has enabled us to provide standardized solutions to our customers and obtain significant time-to-market advantages over the previous customized solutions which incurred higher costs and required a longer time to develop. An example of our IP is Wipro HOLMESTM, an artificial intelligence platform.

Further, we have invested in acquiring new technology and skills. In the year ended March 31, 2018, we acquired Cooper Software Inc., an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education and InfoSERVER S.A. (“Infoserver”), an IT services provider providing custom application development and software deployment services in the Brazilian market. In the last three fiscal years, we have also acquired Appirio Inc., a global cloud services company that creates next-generation employee and customer experiences; HPH Holdings Corp., a leading independent technology and Business Process as a Service (“BPaaS”) provider in the U.S. health insurance market; Cellent AG, a leading IT consulting and software services company offering holistic innovative IT solutions and services in the DACH region of Germany, Austria and Switzerland; and Designit, a global strategic design firm specializing in designing transformative product-service experiences.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2018 is 30.20%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Limited ability of the market to accept increase in prices;

•	Regular increases in salaries, a cost which accounts for a major part of our expense line;

•	The impact of exchange rate fluctuations on our Indian rupee realizations; and

•	Investments in acquisitions with potentially lower contribution to margins.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing premium services across the Digital value-chain, including advisory, strategy, design and engineering;

•	Investing in non-linearity initiatives that de-link the linear relationship between revenue and efforts expended;

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Driving revenue and cost synergies of acquired businesses;

•	Leveraging Wipro HOLMESTM to increase use of automation within our client organizations;

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

The cash dividend paid per equity share during the year ended March 31, 2018 was an interim dividend of ₹1. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2018.

On April 25, 2017, our board approved the issue of stock dividend, commonly known as issue of bonus shares in India, subject to shareholder approval. June 14, 2017 was fixed as the record date for this purpose. The Companies Act, 2013 permits a company to distribute an amount transferred from the free reserves or other permitted reserves, including share premium account, to its shareholders in the form of bonus shares, which are similar to a stock dividend. The bonus issue in the proportion of 1:1, i.e., 1 (One) bonus equity share of ₹2 each for every 1 (one) fully paid-up equity share held (including ADS holders) was approved by the shareholders of the Company vide resolution dated June 3, 2017 passed through Postal Ballot/ e-voting. Consequently, 2,433,074,327 shares have been issued and ₹4,866 (representing par value of ₹2 per share) has been transferred from retained earnings to share capital.

During the year ended March 31, 2018, the Company has concluded the buyback of 343,750,000 equity shares at a price of ₹320 ($4.91) per equity share, as approved by the Board of Directors on July 20, 2017 and by shareholders vide resolution dated August 28, 2017 passed through postal ballot and electronic voting. This has resulted in a total cash outflow of ₹110,000 (US $1,689 million). Consequent to such buy back, share capital has been reduced by ₹687.

Results of Operations

Our revenues and profits for the years ended March 31, 2016, 2017 and 2018 are provided below:

	Wipro Limited and subsidiaries
	Years ended March 31,						Year on Year change
	2016		2017		2018		2017-16		2018-17
	(₹ in millions except earnings per share data)
Revenue (1)	₹	516,307	₹	554,179	₹	546,359	7.34%		(1.41)%
Cost of revenue		(356,724)		(391,544)		(385,575)	9.76%		(1.52)%
Gross profit		159,583		162,635		160,784	1.91%		(1.14)%
Selling and marketing expenses		(34,097)		(40,817)		(42,349)	19.71%		3.75%
General and administrative expenses		(28,626)		(32,021)		(34,141)	11.86%		6.62%
Other Operating Income		—		4,082		—	100%		(100)%
Operating income		96,860		93,879		84,294	(3.08)%		(10.21)%
Profit attributable to equity holders		89,075		84,895		80,081	(4.69)%		(5.67)%
As a percentage of revenue:
Selling and marketing expenses		6.60%		7.37%		7.75%	(77	)bps	(38	)bps
General and administrative expenses		5.54%		5.78%		6.25%	(24	)bps	(47	)bps
Gross margins (2)		30.91%		29.13%		29.43%	(178	)bps	30	bps
Operating margin (2)		18.76%		16.82%		15.43%	(194	)bps	(139	)bps
Earnings per share (3)
Basic		18.13		17.48		16.86
Diluted		18.09		17.43		16.83

(1)

For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is ₹512,440, ₹550,402 and ₹544,871 for the years ended March 31, 2016, 2017 and 2018, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

(2)	Gross margin and operating margin as a percentage of revenue for year ended March 31, 2017 have been calculated by including Other Operating Income with Revenue.
(3)	Earnings per share for the years ended March 31, 2016 and 2017 have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 3, 2017.

The Company’s operations are organized by two operating segments: IT Services and IT Products. Our IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals. Our revenue and segment results are as follows:

	Years ended March 31,
	2016		2017		2018
	(₹ in millions)
Revenue:
IT Services	₹	487,316	₹	528,440	₹	528,410
IT Products		29,722		25,922		17,998
Reconciling items		(731)		(183)		(49)

	₹	516,307	₹	554,179	₹	546,359

Segment results:
IT Services	₹	98,253	₹	96,065	₹	83,613
IT Products		(1,007)		(1,680)		362
Reconciling items		(386)		(506)		319

	₹	96,860	₹	93,879	₹	84,294

Analysis of Results

Results of operations for the years ended March 31, 2018 and 2017

Our revenue decreased by 1.41%.

The IT services segment revenue remained flat at ₹528,410. This was primarily due to decreased revenue in the Communications and Healthcare and Lifesciences verticals. Revenue from the Communications vertical has declined due to the loss of a client who declared bankruptcy and ramp downs in a few large projects. Revenue from the Healthcare and Lifesciences verticals has declined due to uncertainties around regulatory changes relating to the Affordable Care Act and appreciation of the Indian rupee against currencies other than U.S. dollar. The Banking, Financial Services and Insurance verticals registered growth in revenues.

Revenue of IT products segment declined by 30.60%, which was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

The table below gives our revenue by geographic segments for year ended March 31, 2017 and 2018:

	Percentage of revenues Year ended March 31,
Geographic Segments	2017	2018
India	8%	8%
Americas (1)	52%	52%
Europe	25%	25%
Rest of the world	15%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues decreased by 1.52% primarily because of reduction in the cost of hardware and software and travel. This was partially offset by increase in employee compensation due to the impact of salary increases, increases in onsite headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees, and increases in facility expenses. The following tables present our cost of revenues:

	Year ended March 31,		Year on Year
Cost of revenues	2017	2018	2018-17
Employee compensation	226,595	228,936	2,341
Cost of hardware and software	27,210	18,981	(8,229)
Subcontracting/technical fees	81,495	83,432	1,937
Travel	14,163	11,365	(2,798)
Depreciation and amortization	16,875	16,705	(170)
Facility expenses	15,084	16,808	1,724
Communication	4,599	4,648	49
Others	5,523	4,700	(823)

Total	391,544	385,575	(5,969)

As a result of the foregoing factors, our gross profit as percentage of our total revenue increased by 30 basis points (bps).

Our selling and marketing expenses as a percentage of total revenue increased from 7.37% for the year ended March 31, 2017 to 7.75% for the year ended March 31, 2018. In absolute terms, selling and marketing expenses increased by 3.75% primarily on account of increases in employee compensation, and marketing and brand building charges. These increases have been offset by the decrease in amortization and impairment charges for intangible assets recognized through business combinations in the year ended March 31, 2018 as compared to the year ended March 31, 2017. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year
Selling and marketing expenses	2017	2018	2018-17
Employee compensation	26,051	28,070	2,019
Travel	3,132	3,054	(78)
Depreciation, amortization and impairment	5,897	4,509	(1,388)

	Year ended March 31,		Year on Year
Selling and marketing expenses	2017	2018	2018-17
Facility expenses	1,375	1,510	135
Communication	658	596	(62)
Marketing and brand building	2,936	3,140	204
Others	768	1,470	702

Total	40,817	42,349	1,532

Our general and administrative expenses as a percentage of revenue increased from 5.78% for the year ended March 31, 2017 to 6.25% for the year ended March 31, 2018. In absolute terms, general and administrative expenses increased by 6.62%, primarily due to impairment of deferred contract cost and receivables arising on account of insolvency of two of our customers. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year
General and administrative expenses	2017	2018	2018-17
Employee compensation	15,435	15,217	(218)
Travel	2,852	2,980	128
Facility expenses	2,838	2,726	(112)
Legal and professional fees	4,122	4,082	(40)
Lifetime expected credit loss and deferred contract cost	2,427	6,565	4,138
Others	4,347	2,571	(1,776)

Total	32,021	34,141	2,120

Other operating income: During the year ended March 31, 2017, we concluded the sale of our EcoEnergy division for a consideration of ₹4,670. The net gain from the sale, amounting to ₹4,082, has been recorded as “other operating income”.

As a result of the foregoing factors, our operating income decreased by 10.21%, from ₹93,879 for the year ended March 31, 2017 to ₹84,294 for the year ended March 31, 2018. As a result of the above, our results from operating activities as a percentage of revenue (operating margin) decreased by 139 bps from 16.82% to 15.43%. Adjusted for the impact arising out of insolvency of two of our customers, the operating income for the year ended March 31, 2018 was ₹88,906 (16.27%), decreased by 5.30% as compared to year ended March 31, 2017.

Finance expenses: Our finance expenses decreased from ₹5,942 for the year ended March 31, 2017 to ₹5,830 for the year ended March 31, 2018. This decrease is primarily due to a decrease of ₹888 in exchange loss on foreign currency borrowings and related derivative instruments, which was partially offset by an increase in interest expense by ₹776 primarily on account of increase in long term borrowings during the year ended March 31, 2018.

Finance and Other income: Our finance and other income increased from ₹22,419 for the year ended March 31, 2017 to ₹23,999 for the year ended March 31, 2018. The increase is arising from increase in gains from investments by ₹1,542 during the year ended March 31, 2018 as compared to the year ended March 31, 2017, due to increase in the average investments held during the year.

Income taxes: Our income taxes decreased by ₹2,823 from ₹25,213 for the year ended March 31, 2017 to ₹22,390 for the year ended March 31, 2018. Please refer to Note 17 of the Notes to Consolidated Financial Statements for further information. Our effective tax rate decreased from 22.85% for the year ended March 31, 2017 to 21.85% for the year ended March 31, 2018, primarily on the account of the re-statement of deferred tax items pursuant to “Tax Cuts and Jobs Act,” which was signed into law on December 22, 2017 As a result of the operational structure of the Company, it is possible that the application of the recently enacted U.S. tax reform legislation may not have a material and adverse impact on our operating results, cash flows and financial condition. We are still evaluating the impact of this legislation on our business.

Profit attributable to non-controlling interest has decreased from ₹248 for the year ended March 31, 2017 to ₹3 for the year ended March 31, 2018.

As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹4,814 or 5.67%, from ₹84,895 for the year ended March 31, 2017 to ₹80,081 for the year ended March 31, 2018.

Results of operations for the years ended March 31, 2017 and 2016

Our revenue increased by 7.34%. This was primarily driven by an 8.44% increase in revenue from our IT Services segment that was offset partially by a 12.79% decrease in revenue from our IT Products segment. The increase in IT Services revenues was driven by growth in most of our verticals led by the HLS industry vertical as well as depreciation of the Indian rupee against the U.S. dollar. This is partially offset by negative revenue growth in the ENU industry vertical and the appreciation of the Indian rupee against currencies other than U.S. dollar. The decrease in IT Products segment revenue was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

The table below gives our revenue by geographic segments for year ended March 31, 2016 and 2017:

	Percentage of revenues Year ended March 31,
Geographic Segments	2016	2017
India	10%	8%
Americas (1)	50%	52%
Europe	25%	25%
Rest of the world	15%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 9.76% primarily on account of increases in employee compensation due to the impact of Indian rupee depreciation, salary increases, increases in headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees, increases in depreciation and increases in facility expenses, which was partially offset by a reduction in the cost of hardware, software and travel.

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

Our selling and marketing expenses as a percentage of total revenue increased from 6.60% for the year ended March 31, 2016 to 7.37% for the year ended March 31, 2017. In absolute terms, selling and marketing expenses increased by 19.71% primarily on account of increases in employee compensation, as well as increases in amortization and impairment charges for intangible assets recognized through business combinations. Impairment charges are primarily on account of uncertainties around regulatory changes relating to the Affordable Care Act, which has led to a significant decline in related revenue and earnings estimates. Employee compensation costs have increased primarily due to the depreciation of the Indian rupee, salary increases and increases in headcount during the year (including headcount increases resulting from business combinations). These increases have been partially offset by savings in travel costs.

	Year ended March 31,		Year on Year
Selling and marketing expenses	2016	2017	2017-16
Employee compensation	23,663	26,051	2,388
Travel	3,921	3,132	(789)
Depreciation, amortization and impairment	1,577	5,897	4,320
Facility expenses	1,169	1,375	206
Communication	601	658	57
Marketing and brand building	2,292	2,936	644
Others	874	768	(106)

Total	34,097	40,817	6,720

Our general and administrative expenses as a percentage of revenue increased from 5.54% for the year ended March 31, 2016 to 5.78% for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by 11.86%, primarily due to an increase in employee compensation, lifetime expected credit loss and facility expenses and a civil money penalty relating to SEC investigation, partially offset by savings in travel costs.

	Year ended March 31,		Year on Year
General and administrative expenses	2016	2017	2017-16
Employee compensation	14,125	15,435	1,310
Travel	3,015	2,852	(163)
Facility expenses	2,470	2,838	368
Legal and professional fees	3,985	4,122	137
Lifetime expected credit loss	2,004	2,427	423
Others	3,027	4,347	1,320

Total	28,626	32,021	3,395

Other operating income: During the year ended March 31, 2017, we concluded the sale of our EcoEnergy division for a consideration of ₹4,670. The net gain from the sale, amounting to ₹4,082, has been recorded as “other operating income”.

As a result of the foregoing factors, our operating income decreased by 3.08%, from ₹96,860 for the year ended March 31, 2016 to ₹93,879 for the year ended March 31, 2017.As a results of the above, our results from operating activities as a percentage of revenue (operating margin) decreased by 194 bps from 18.76% to 16.82%.

Finance expenses: Our finance expenses increased from ₹5,378 for the year ended March 31, 2016 to ₹5,942 for the year ended March 31, 2017. This increase is primarily due to an increase in interest expense by ₹1,469 on account of increased borrowings during the year ended March 31, 2017 which was partially offset by decrease of ₹905 in exchange loss on foreign currency borrowings and related derivative instruments.

Finance and Other income: Our finance and other income decreased from ₹23,451 for the year ended March 31, 2016 to ₹22,419 for the year ended March 31, 2017. Interest and dividend income decreased by ₹2,053 while gains on sale of investments increased by ₹1,021 during the year ended March 31, 2017 as compared to the year ended March 31, 2016. This net decrease was due to a reduction in the yield on investments during the year.

Income taxes: Our income taxes decreased by ₹153 from ₹25,366 for the year ended March 31, 2016 to ₹25,213 for the year ended March 31, 2017. Our effective tax rate increased from 22.07% for the year ended March 31, 2016 to 22.85% for the year ended March 31, 2017.

Profit attributable to non-controlling interest has decreased from ₹492 for the year ended March 31, 2016 to ₹248 for the year ended March 31, 2017.

As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹4,180 or 4.69%, from ₹89,075 for the year ended March 31, 2016 to ₹84,895 for the year ended March 31, 2017.

Segment Analysis

The Company is organized into two operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. During the year ended March 31, 2018, our industry verticals were as follows: Banking, Financial Services and Insurance (“BFSI”), Healthcare and Lifesciences (“HLS”), Consumer Business Unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing and Technology (“MNT”) and Communications (“COMM”). IT Services segment also includes “Others”, which comprises of dividend income relating to strategic investments, which are presented within “Finance and Other Income” in the Statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Effective April 1, 2018, the Manufacturing and Technology industry vertical was realigned into two separate industry verticals: the Manufacturing industry vertical (“MFG”) and the Technology industry vertical (“TECH”). The Healthcare and Lifesciences industry vertical was renamed the Health Business Unit (“Health BU”). Please see the section entitled, “Information on the Company—IT Services Offerings—IT Services Industry Verticals” for additional details regarding the changes to the industry verticals reported. For the year ended March 31, 2018, we have provided segment revenue for our IT Services industry verticals using the segments in place for that year.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company also delivers hardware, software products and other related deliverables, and revenue relating to these items is reported as IT Products revenue.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by industry verticals for the IT Services segment for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Year ended March 31,
	2016	2017	2018
Revenue:
IT Services industry verticals
BFSI	128,147	135,967	148,062
HLS	58,358	82,242	74,177
CBU	79,514	83,417	83,762
ENU	70,866	68,883	68,427
MNT	113,422	119,175	120,272
COMM	37,009	38,756	33,710

	487,316	528,440	528,410

Segment Result:
IT Services industry verticals
BFSI	27,902	24,939	24,626
HLS	12,009	9,479	9,620
CBU	13,590	14,493	13,060
ENU	13,475	14,421	8,060
MNT	24,223	23,453	21,742
COMM	5,990	6,149	3,158
Unallocated	1,064	(951)	3,347
Others	—	—	—
Other operating income	—	4,082	—

	98,253	96,065	83,613

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 94%, 95% and 97% of our total revenue for the years ended March 31, 2016, 2017 and 2018, respectively, and 101%, 102% and 99% of our operating income for the years ended March 31, 2016, 2017 and 2018, respectively.

	Year ended March 31,			Year on Year change
	2016	2017	2018	2017-16	2018-17
Revenue (1)	487,316	528,440	528,410	8.44%	(0.01)%
Cost of Revenue	(329,029)	(366,386)	(368,852)	11.35%	0.67%
Gross profit	158,287	162,054	159,558	2.38%	(1.54)%
Selling and marketing expenses	(32,874)	(40,345)	(42,253)	22.73%	4.73%
General and administrative expenses	(27,160)	(29,726)	(33,692)	9.45%	13.34%
Other Operating Income	—	4,082	—
Segment results (2)	98,253	96,065	83,613	(2.23)%	(12.96)%

	Year ended March 31,			Year on Year change
	2016	2017	2018	2017-16		2018-17
As a percentage of revenue:
Selling and marketing expenses	6.75%	7.63%	8.00%	(89	)bps	(37	)bps
General and administrative expenses	5.57%	5.63%	6.38%	(6	)bps	(75	)bps
Gross margin (3)	32.48%	30.43%	30.20%	(205	)bps	(23	)bps
Segment results (3)	20.16%	18.04%	15.82%	(212	)bps	(222	)bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹3,794, ₹3,736 and ₹1,498 for the years ended March 31, 2016, 2017 and 2018, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

(2)	Includes Other Operating Income, which is being included to present the effect from the sale of the EcoEnergy division in the year ended March 31, 2017.
(3)	Gross margin and segment results as a percentage of revenue has been calculated by including Other Operating Income with Segment Revenue in the year ended March 31, 2017.

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2017		2018
Industry Verticals	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
BFSI	25.7%	26.0%	28.0%	29.5%
HLS	15.6%	9.9%	14.0%	11.5%
CBU	15.8%	15.1%	15.9%	15.6%
ENU	13.1%	15.0%	12.9%	9.6%
MNT	22.5%	24.4%	22.8%	26.0%
COMM	7.3%	6.4%	6.4%	3.8%
Others	—	—	—	—
Unallocated	NA	(1.0%)	NA	4.0%
Other operating income	NA	4.2%	NA	—

Results of operations for the years ended March 31, 2018 and 2017

The IT services segment revenue remained flat at ₹528,410. This was primarily due to decreased revenue in the Communications and Healthcare and Lifesciences verticals. Revenue from the Communications vertical has declined due to the loss of a client who declared bankruptcy and ramp downs in a few large projects. Revenue from the Healthcare and Lifesciences verticals has declined due to uncertainties around regulatory changes relating to the Affordable Care Act and appreciation of the Indian rupee against currencies other than U.S. dollar, which offset growth in the Banking, Financial Services and Insurance vertical. On a gross basis, we added 223 new customers during the year ended March 31, 2018, including customers added because of acquisitions.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 24 bps primarily because of increase in employee compensation due to the impact of salary increases, increases in onsite headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees, and increases in facility expenses, partially offset by reduction in the cost of hardware, software and travel.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 7.63% for the year ended March 31, 2017 to 8.00% for the year ended March 31, 2018. In absolute terms, selling and marketing expenses increased by ₹1,908 primarily because of increases in employee compensation, and advertising and brand building charges. These increases have been offset by the decrease in amortization and impairment charges for intangible assets recognized through business combinations in the year ended March 31, 2018 as compared to the year ended March 31, 2017.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.63% for the year ended March 31, 2017 to 6.38% for the year ended March 31, 2018. In absolute terms, general and administrative expenses increased by ₹3,966, primarily due to impairment of receivables and deferred contract cost arising on account of insolvency of two of our customers.

During the year ended March 31, 2017, we had also concluded the sale of the EcoEnergy division for a consideration of ₹4,670. Net gain from the sale, amounting to ₹4,082, has been recorded as other operating income in year ended March 31, 2017.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 222 bps, from 18.04% to 15.82%. Further, in absolute terms, the segment results of our IT Services segment decreased by 12.96%. Adjusted for the impact arising out of insolvency of two of our customers, the segment result from out IT Services segment for the year ended March 31, 2018 was ₹88,225 16.70%, decreased by 8.16% as compared to year ended March 31, 2017.

Results of operations for the years ended March 31, 2017 and 2016

Our revenue from our IT Services segment increased by 8.44%. The increase in IT Services revenues was driven by growth in most of our verticals led by HLS industry vertical and offset partially by negative revenue growth in the ENU industry vertical. On a gross basis, we added 256 new customers during the year ended March 31, 2017, including customers added as a result of acquisitions. We saw growth in all geographic segments other than India.

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

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.75% for the year ended March 31, 2016 to 7.63% for the year ended March 31, 2017. In absolute terms, selling and marketing expenses increased by ₹7,471. This increase is primarily attributable to increases in employee compensation, increases in amortization of intangibles acquired through business combinations and impairment charge on certain intangible assets, which were partially offset by savings in travel costs. Increase in employee compensation cost is due to impact of Indian rupee depreciation, salary increases, stock compensation awarded, increases in headcount during the year (including additions resulting from business combinations). Impairment charge is primarily on account of uncertainties around regulatory changes relating to the Affordable Care Act, which has led to a significant decline in related revenue and earnings estimates. This impairment charge has impacted the segment result of the HLS industry vertical.

General and administrative expenses as a percentage of revenue from our IT Services segment increased slightly from 5.57% for the year ended March 31, 2016 to 5.63% for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by ₹2,566. This increase is primarily attributable to increases in employee compensation, Lifetime expected credit loss and increases in facility expenses, offset partially by savings in travel costs.

During the year ended March 31, 2017, we also concluded the sale of the EcoEnergy division for a consideration of ₹4,670. Net gain from the sale, amounting to ₹4,082, has been recorded as other operating income.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 212 bps, from 20.16% to 18.04%. Further, in absolute terms, the segment results of our IT Services segment decreased by 2.23%.

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

Our IT Products segment accounted for 6%, 5% and 3% of our revenue for the years ended March 31, 2016, 2017 and 2018, respectively, and (1.0)%, (1.8%) and 0.4% of our operating income for each of the years ended March 31, 2016, 2017 and 2018, respectively.

	Year ended March 31,				Year on Year change
	2016		2017	2018	2017-16		2018-17
Revenue (1)	₹	29,722	25,922	17,998	(12.79)%		(30.60)%
Cost of Revenue		(27,606)	(24,965)	(16,515)	(9.57)%		(33.85)%
Gross profit		2,116	957	1,483	(54.77)%		54.98%
Selling and marketing expenses		(1,274)	(621)	(248)	(51.26)%		(60.04)%
General and administrative expenses		(1,849)	(2,016)	(873)	9.03%		(56.70)%
Segment results		(1,007)	(1,680)	362	(66.83)%		121.55%
As a Percentage of Revenue:
Selling and marketing expenses		4.29%	2.40%	1.38%	18	9bps	102	bps
General and administrative expenses		6.22%	7.78%	4.85%	(156	)bps	293	bps
Gross margin		7.12%	3.69%	8.24%	(343	)bps	455	bps
Segment results		(3.39)%	(6.48%)	2.01%	(309	)bps	849	bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹80, ₹81 and ₹(12) for the years ended March 31, 2016, 2017 and 2018, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2018 and 2017

Our revenue from the IT Products segment decreased by 30.6%. The decline was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue increased by 455 bps primarily on account of selling high margin products and reduction in loss provisions.

Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 2.40% for the year ended March 31, 2017 to 1.38% for the year ended March 31, 2018 due to an optimization of head count. In absolute terms, selling and marketing expenses decreased by ₹373.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 7.78% for the year ended March 31, 2017 to 4.85% for the year ended March 31, 2018. In absolute terms, general and administrative expenses decreased by ₹1,143 primarily on account of decreases in employee compensation and Lifetime expected credit loss in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a profit of ₹362 for the year ended March 31, 2018 as compared to a loss of ₹1,680 for the year ended March 31, 2017.

Results of operations for the years ended March 31, 2017 and 2016

Our revenue from the IT Products segment decreased by 12.79%. The decline was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue decreased by 343 bps primarily on account of product pricing pressure, cost escalations in certain projects and the depreciation of the Indian rupee resulting in higher product costs.

Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 4.29% for the year ended March 31, 2016 to 2.40% for the year ended March 31, 2017 due to an optimization of head count. In absolute terms, selling and marketing expenses decreased by ₹653.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 6.22% for the year ended March 31, 2016 to 7.78% for the year ended March 31, 2017. In absolute terms, general and administrative expenses increased by ₹167 primarily on account of increases in the lifetime expected credit loss in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of ₹1,680 for the year ended March 31, 2017 as compared to a loss of ₹1,007 for the year ended March 31, 2016.

Acquisitions

Refer to Item 4 and Note 6 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestures

Refer to Item 4 and Note 32 of the Notes to the Consolidated Financial Statements for a description of the divestures during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) for the years ended March 31, 2016, 2017 and 2018 were ₹3,867, ₹3,777 and ₹1,488, respectively.

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

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the Indian rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 12 and 15 of the Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2030-31. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹12,754, ₹11,958 and ₹11,635 for the years ended March 31, 2016, 2017 and 2018, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2016, 2017 and 2018 was ₹2.60, ₹2.46 and ₹2.45, respectively.

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

On similar issues for years up to March 31, 2000, the Honorable High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011 the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹4,241 (including interest of ₹1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with ₹Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the final assessment order in November 2017 with a proposed demand of ₹3,286 (including interest of ₹1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Honorable ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014 the Company received the draft assessment order in January 2018 with a proposed demand of ₹8,701 (including interest of ₹2,700), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed the appeal before DRP.

These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Recently enacted U.S. tax reform legislation, known colloquially as the “Tax Cuts and Jobs Act”, makes, among other things, significant changes to the rules applicable to the taxation of corporations, such as changing the corporate tax rate to a flat 21% rate, modifying the rules regarding limitations on certain deductions for executive compensation, introducing a capital investment deduction in certain circumstances, placing certain limitations on the interest deduction, modifying the rules regarding the usability of certain net operating losses and adding certain anti-base erosion rules. As a result of the operational structure of the Company, it is possible that the application of the recently enacted U.S. tax reform legislation may not have a material and adverse impact on our operating results, cash flows and financial condition. We are still evaluating the impact of this legislation on our business.

For the year ended March 2018, the Company took a positive impact of ₹1,563 million on account of re-statement of deferred tax items pursuant to Tax Cuts and Jobs Act.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of ₹1,520 and ₹74 has been recognized in the statement of financial position for the years ended March 31, 2017 and 2018. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,						Year-on-Year change
	2016		2017		2018		2017-16	2018-17
Net cash provided by/(used in) operations:
Operating activities	₹	78,873	₹	92,773	₹	84,233	13,900	(8,540)
Investing activities		(138,156)		(116,283)		35,578	21,873	151,861
Financing activities		(1,587)		(22,752)		(129,978)	(21,165)	(107,226)
Net change in cash and cash equivalents		(60,870)		(46,262)		(10,167)	14,608	36,095
Effect of exchange rate changes on cash and cash equivalent		549		(1,412)		375	(1,961)	1,787

As of March 31, 2018, we had cash and cash equivalent and short-term investments of ₹294,019. Cash and cash equivalent and short-term investments, net of debt, was ₹155,760.

In addition, we have unutilized credit lines of ₹53,483. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2018 decreased by ₹8,540 while profit for the year decreased by ₹5,059 during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements.

Cash generated by operating activities for the year ended March 31, 2017 increased by ₹13,900, while profit for the year decreased by ₹4,424 during the same period. The increase in cash generated by operating activities is primarily due to improved working capital management.

Cash generated from investing activities for the year ended March 31, 2018 was ₹35,578. The cash generated from sale of investments (net of purchases) amounted to ₹47,973. Cash utilized for the payment for business acquisitions amounted to ₹6,652. We purchased property, plant and equipment amounted to ₹21,870 which was primarily driven by the growth strategy of the Company.

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

Cash used in financing activities for the year ended March 31, 2018 was ₹129,978 as against ₹22,752 for the year ended March 31, 2017. This is primarily due to a decrease in net proceeds of loans and borrowings amounting to ₹24,102. Payment toward the dividend including dividend distribution tax and buy back of shares for the year ended March 31, 2018 amounted to ₹115,732. Dividends paid in the year ended March 31, 2018 represents interim (and final) dividend declared for the year ended March 31, 2018 amounting to ₹1 per share.

Cash used in financing activities for the year ended March 31, 2017 was ₹22,752 as against ₹1,587 for the year ended March 31, 2016. This is primarily due to a decrease in net proceeds of loans and borrowings amounting to ₹22,132. Payment toward the dividend including dividend distribution tax and buy back of shares for the year ended March 31, 2017 amounted to ₹33,734. Dividends paid in the year ended March 31, 2017 represents final dividend declared for the year ended March 31, 2016 amounting to ₹1 per share and interim dividend for the year March 31, 2017 amounting to ₹2 per share

We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 12 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.

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

As of March 31, 2018, we had contractual commitments of ₹13,091 (US$ 201 million) related to capital expenditures on construction or expansion of software development facilities, ₹21,010 (US$ 323 million) related to non-cancelable operating lease obligations and ₹28,201 (US$ 433 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.

In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2016, 2017 and 2018 is not material. Please refer Note 15 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2016, 2017 and 2018, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, and Australian Dollars. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual Obligations

The table of future payments due under known contractual commitments as of March 31, 2018, aggregated by type of contractual obligation, is given below:

		Payments due in
Particulars	Total contractual payment	2018-19	2019-21	2021-23	2023-24 onwards
Short-term borrowings (1)	79,598	79,598	—	—	—
Long-term debt (1)	54,688	11,142	43,268	277	1
Obligations under capital leases (1)	5,442	3,717	1,632	93	—
Estimated interest payment (2)	4,400	2,478	1,920	2	—
Capital commitments (3)	13,091	10,525	2,566	—	—
Non-cancelable operating lease obligation (4)	21,010	6,186	8,678	3,792	2,354
Purchase obligations (5)	28,201	24,987	2,841	373	—
Other non-current liabilities (6)	512	—	249	150	113

(1)	For further information on currency and interest rate structures, refer to Note 12 of the Notes to Consolidated Financial Statements.
(2)

Interest payments for long-term fixed rate debts and capital leases have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2018 for each relevant debt instrument.

(3)	Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.
(4)	For further information, refer to Note 29 of the Notes to Consolidated Financial Statements.
(5)

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

(6)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹3,714 in respect of employee benefit obligations and certain other liabilities and ₹9,220 towards uncertain tax positions, respectively. For these amounts the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Research and Development

Wipro’s research and development initiatives continue to focus on strengthening and extending our portfolio of IT services across multiple new and emerging technology areas as well as in the intersection of these technologies. We are investing extensively in developing solutions and services in a host of advanced technology areas (e.g., ADAS/autonomous vehicles, commercial wearables, machine vision, human machine interfaces, smart assistants, natural language processing and understanding, augmented & virtual reality, blockchain tech, among others). We continue to invest in working on new ways of software development and deployment for edge-based IOT and always-on architectures.

We actively co-innovate with customers on projects related to emerging technologies, specifically in the Digital space, thereby enabling new customer experiences. We are also investing in building our patent portfolio. Our Open Innovation programs leverage the innovation ecosystem by working closely with our partner/startups ecosystem, academia and expert networks to jointly provide latest innovations to our customers.

We are also investing in TopGear, our social learning and crowdsourcing platform. TopGear is a powerful learning platform, focusing on workforce transformation in ‘Digital’ and “in-demand” skills. It consists of over 1,000 learning assignments and case studies covering over 170 skills in addition to live projects. It provides hands-on experience to employees on emerging digital skills that enables them to become customer deployable on those skills. Employees can self-select projects that interest them and prepare themselves for future projects. TopGear also enables workforce transformation through structured learning paths aligned to business specific needs.

We have invested in advanced technologies to strengthen existing capabilities and enhance our platforms for rich customer experience. For example, we developed the Wipro IMAGINE solution which has near-human ability of having intuitive multi-modal interactions, thereby providing personalized experiences accurately and efficiently across different senses: voice, vision, haptics, smell and taste. It has the potential to transform customer experience through nascent channels of interaction such as augmented reality, virtual reality and mixed reality experiences provided on head-mounted devices. There has been successful implementation in use cases such as customer service, field support, training and certification, digital workspace and solutions for differently-abled individuals. These investments have resulted in many solution enhancements and new capabilities, which are unique and differentiated in the market.

For over a decade, Wipro has been investing in building IP capabilities across the entire spectrum of AI and Automation spanning Robotics Process Automation (“RPA”) to Cognitive Systems and deep learning, leveraging our technology, domain expertise and experience in outcome-based services. Our investments in Wipro HOLMESTM and its ecosystem have resulted in a wide portfolio of Automation use cases across industry verticals and technology processes.

Our open innovation programs continues to identify innovative startups that usefully differentiate our solutions by integrating with them. We continue to be part of various industry and startup forums including the NASSCOM Industry Partner Program, which connect promising startups with us. We also have an active program that facilitates our partnership with accelerators and other investors and influencers in the startup ecosystem. We are working with a variety of open innovation intermediaries to leverage expert networks across the world to complement our specialists on niche projects and solve complex customer problems involving AI and Cognitive Systems, among others.

We began a two-year joint research collaboration with Tel Aviv University last year where Wipro and TAU will collaborate on core and applied research in image and text analytics using deep learning and sparse representation models and techniques. In addition, we have also entered into research collaborations with the Indian Institute of Science on technologies for autonomous vehicles. We continue to actively scout for academia research programs from institutions across the world, where we can establish mutually beneficial research collaborations.

Our innovation incubation center, the Technovation Center, continues to drive technology-led innovation to visualize the “art of the possible” in emerging business environments for our customers globally. The Technovation Centre brings together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives. We recently launched our state-of-the-art experience center, the Silicon Valley Innovation Center in Mountain View, California, which caters to the requirements of the ecosystems in the Americas.

We are actively building solutions in collaborative robotics, drones and autonomous vehicles. Our objective is to build cognition and decision systems in order to develop smart machines with the highest level of autonomy. We have built a related software platform which will help customers develop applications using platform APIs. The solutions built on the platform will help solve a number of complex problems across industries especially associated with human safety and response time. For example, we have developed use cases such as retail shopper robots and autonomous vehicle as well as our Computer Vision Platform, which provides actionable insights to improve compliance, quality and productivity using image and video analytics. We are also collaborating with agricultural universities, startups and research institutions to develop early detection of pest infestation in crops with the use of these APIs. Our technology has also been used and deployed in areas such as hazardous material sorting, inventory and inspection in retail spaces as well as 360-degree viewing capabilities for commercial and industrial vehicles.

Our research and development expenses for the years ended March 31, 2016, 2017 and 2018 were ₹2,561, ₹3,338 and ₹3,041, respectively.

Significant accounting policies, estimates and judgments

Please refer Notes 2(iv) and 3 of our Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, along with their ages and positions as of March 31, 2018 are detailed below:

Name	Age	Position
Azim H. Premji	72	Chairman of the Board and Managing Director (designated as “Executive Chairman”)
Dr. Ashok S. Ganguly	82	Director
Narayanan Vaghul	81	Director
William Arthur Owens	77	Director
M. K. Sharma	70	Director
Ireena Vittal	49	Director
Dr Patrick J. Ennis	54	Director
Patrick Dupuis	55	Director
Abidali Z. Neemuchwala	50	Chief Executive Officer and Executive Director
Rishad Azim Premji	41	Executive Director and Chief Strategy Officer
Jatin Pravinchandra Dalal	43	Chief Financial Officer

As of March 31, 2018, we had seven non-executive directors and three executive directors, of whom one executive director is Chairman of our Board. All of the seven non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgement. All the independent directors satisfy the criteria of independence as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) and Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Azim H. Premji is the Chairman of the Board and Managing Director (designated as “Executive Chairman”) of Wipro Limited and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a $8 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 60 countries. Mr. Premji also serves as a member on our Strategy Committee. Mr. Premji also serves as Non-Executive Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation, which is focused on improving public school education, working directly in six states of India which have over 350,000 schools. The Foundation also runs the not-for-profit Azim Premji University, focused on programs in education and related fields of human development. He has also set up the Azim Premji Philanthropic Initiatives, through which impactful non-profits working in a few chosen fields, including nutrition, support to vulnerable groups and governance, are given multi-year grants. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for Team Wipro. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the “Legion of Honor” and in January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Executive Director and Chief Strategy Officer of the Company.

Dr. Ashok S. Ganguly has served as a director on our Board since January 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He is currently the Chairman of ABP Private Limited (Ananda Bazar Patrika Group). Dr. Ganguly was a former director of Dr. Reddy’s Laboratories Ltd. from 2009 to 2017. He was also a former member of Rajya Sabha, the upper house of Parliament of India (2009-2015). He was a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997. Dr. Ganguly was formerly the Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. Mr. Vaghul is on the boards of the following public companies in India: 1) Mahindra World City Developers Limited, 2) Piramal Enterprises Limited, 3) Apollo Hospitals Enterprise Limited and 4) Piramal Finance Limited. Mr. Vaghul was a board member of Arcelor Mittal, Luxembourg from July 1997 to May 2017. He is also on the boards of Universal Trustees Private Limited and IKP Trusteeship Services Private Limited. Mr. Vaghul is the Chairman of the Compensation Committee of Piramal Enterprises Limited and Piramal Finance Limited. Mr. Vaghul is also the Chairman of the Audit Committee of Piramal Enterprises Limited and Piramal Finance Limited. Mr. Vaghul is a member of the Remuneration Committee of Mahindra World City Developers Limited and Apollo Hospitals Enterprise Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries of India in 2007.

William Arthur Owens has served as a director on our Board since July 2006. He is also a member of our Board Governance, Nomination and Compensation Committee, and serves as the Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens served as the Chairman of the Board of CenturyLink from July 2009 to May 2017. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens previously served as the Chairman of AEA Investors (Asia) from April 2006 to December 2015 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company at various times during that period. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Vice Chairman, Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC) from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs (RMA), an advanced systems technology approach to military operations. Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005.

Mr. Owens is a director of the following private companies: Humm Kombucha, Tethr and Versium. Owens is on the advisory board of the following private companies: Healthmine, Platform Science, Sarcos, Sierra Nevada Corporation and Vodi. Owens is on the board of trustees at East West Institute, Seattle University, and an advisor to the Fiscal Responsibility Amendment Association (CFRAA) which aims to establish a balanced budget amendment to the U.S. Constitution. He is also a member of the Council of Foreign Relations. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Administrative and Shareholders/Investors Grievance Committee. Mr. Sharma is also a member of our Audit, Risk and Compliance Committee. Mr. Sharma served as Vice Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is also on the board of Atria Convergence Technologies Limited and the Indian School of Business, Hyderabad and serves as a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is Vice Chairman and member of the National Management Committee and a Trustee of Indian Cancer Society. Mr. Sharma is the non-executive Chairman of ICICI Bank Limited and United Spirits Limited. Mr. Sharma is the Chairman of the Audit Committee of Asian Paints Limited and Atria Convergence Technologies Limited and a member of the Audit Committee of United Spirits Ltd. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited and ICICI Bank Limited. Mr. Sharma is the Chairman of the Risk Management Committee of Asian Paints Ltd. and the Chairman of the Risk Committee of ICICI Bank Limited. Mr. Sharma is also on the boards of BIC-Cello Exports Private Limited, BIC-Cello India Private Limited, East India Investment Co. Pvt. Limited and Gwalior Webbing Co. Pvt. Limited. Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a post-graduate diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee, Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey & Co, Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of Titan Company Limited, Tata Global Beverages Limited, The Indian Hotels Company Limited, Godrej Consumer Products Limited, Cipla Limited and Compass Plc. Ms. Vittal was on the Board of Zomato Media Private Limited until April 2018. Ms. Vittal is also a member of Audit Committee of all the aforementioned companies and a member of Nomination and Remuneration Committee of Titan Company Limited, Godrej Consumer Products Limited and Cipla Limited. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 25 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently at Intellectual Ventures where he invests in technology commercialization worldwide via an international open innovation network of thousands of inventors. Previously he was at ARCH Venture Partners where he built startups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of our Strategy Committee. Currently, Mr. Dupuis advises executives and startups in the Silicon Valley. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining Paypal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff and Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. He serves with a number of social and charitable organizations. Mr. Dupuis graduated from the École de Management de Lyon in France.

Abidali Z. Neemuchwala is our Chief Executive Officer and Member of the Company’s Board of Directors. He has served in this role since February 1, 2016. He also serves as a member on our Strategy Committee. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. Mr. Neemuchwala drives Wipro’s vision through a strong belief that technology can drive consumer aspirations into instant reality. This drive, he believes, establishes a consumer-first world where business and technology converge into an era of mass personalization, data fluency, real time intelligence and seamlessly integrated experiences. He is an advocate of change and believes simplification of processes, belief in people and customer centricity are the keys to success.

To realize this vision within the Company, Mr. Neemuchwala has spearheaded a transformative strategy across Wipro to make it a services company of the future enabling clients modernize their core and drive their future by creating an innovative, agile and client execution focused organization that is eager and ready to meet the challenges of tomorrow.

Mr. Neemuchwala has spent 26 years in the industry and Mr. Neemuchwala’s career includes a 23-year tenure in Tata Consultancy Services. Mr. Neemuchwala has played roles in the industry through its multiple evolutions, now leading the digital transformation, where he handled multiple executive roles across business, technology, sales, operations and consulting. Mr. Neemuchwala has been recognized with multiple industry awards and sits on boards of industry and community forums such as the World Affairs Council of Dallas Fort Worth and the CEO Council of the Texas Economic Development Corporation. He is very passionate about community service and champions diversity and inclusion in the workplace. Mr. Neemuchwala has a master’s Degree in Industrial Management from the Indian Institute of Technology, Mumbai, and a bachelor’s Degree in Electronics and Communication from the National Institute of Technology, Raipur.

Rishad Azim Premji, a full-time director since May 2015, is also the Chief Strategy Officer of the Company. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. Mr. Premji is the Chairman of the National Association of Software and Services Company (NASSCOM) for 2018-19. Mr. Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the United States across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Premji is the son of Mr. Azim Premji, the Chairman of the Board and Managing Director.

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

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receive an attendance fee per meeting of ₹100,000 (US$ 1,536) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, as approved by the shareholders.

The aggregate commission to our non-executive directors for the year ended March 31, 2018 is ₹78.63 million (US$ 1.20 million).

There were no stock options granted to non-executive directors as of March 31, 2018 and the shares held by non-executive directors through March 31, 2018 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the Annual General Meeting of Shareholders. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees based on the individual or combined performance of the employee’s business unit, division or segment, or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis for all employees except for certain members of senior management who receive payouts on a quarterly basis, which amounts are adjusted at the end of the year based on the performance of the full year. Our Chief Executive Officer and Executive Director, and Executive Director and Chief Strategy Officer receive variable payments on an annual basis.

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2018 by our executive officers. For the convenience of the readers, the amounts in the below table have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2018 which was ₹65.11 per US$ 1.00.

Name	Salary and allowances US$	Commission/ variable pay(1)2)(3) US$	Others US$	Long-term compensation (Deferred Benefit) US$(4)(5)	Total US$
Azim H. Premji	66,198	—	54,777	13,592	134,568
Abidali Z. Neemuchwala(6)	966,923	262,229	1,566,615	4,800	2,800,567
Rishad A. Premji	225,549	635,168	1,524	42,287	904,528
Jatin Pravinchandra Dalal(6)	251,434	95,909	334,713	32,848	714,904

(1)

Azim H. Premji is entitled to a commission at the rate of 0.5% on incremental net profits of Wipro Limited for fiscal year 2018 over the previous year, computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Companies Act, 2013. For the year ended March 31, 2018, commission paid to Azim H. Premji is nil.

(2)

All executives receive variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.

(3)	Rishad Premji is entitled to receive variable pay. Rishad Premji’s compensation also included cash bonus (part of his variable pay) on an accrual basis, which is payable over a period of time.
(4)

Deferred benefits are payable to employees by way of our contribution to the Provident Fund, Pension Fund and 401K Plan as applicable. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

(5)

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Azim H. Premji’s basic salary and commission earned for that year to our pension fund for the benefit of Mr. Azim H. Premji. For all other executive officers domiciled in India, we contribute 15% of their respective basic salaries to our pension fund for their benefit. These contributions are included in this column.

(6)

The remuneration of executive officers is computed on an accrual basis. It also includes the amortization of Restricted Stock Units (“RSUs”) granted to them, which vest over a period of time. This also includes RSUs that will vest based on performance parameters of the Company.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to our Chairman and Managing Director, and Executive Director and Chief Strategy Officer in fiscal years 2016, 2017 or 2018. Details of stock options granted to executive directors as of March 31, 2018 and stock options held and exercised by executive officers through March 31, 2018 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2018, we had ten directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. Currently, Mr. Azim H. Premji, Mr. Rishad Azim Premji and Mr. Abidali Z. Neemuchwala are executive directors and Mr. Azim H. Premji is not liable to retire by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2019	2 years
Dr. Ashok S. Ganguly	July 31, 2019	3 years
Narayanan Vaghul	July 31, 2019	3 years
Ireena Vittal(1)	September 30, 2023	5 years, subject to approval by shareholders
William Arthur Owens	July 31, 2022	5 years
M. K. Sharma	June 30, 2021	5 years
Patrick Dupuis	March 31, 2021	5 years
Dr. Patrick J. Ennis	March 31, 2021	5 years
Abidali Z. Neemuchwala	January 31, 2021	5 years
Rishad Azim Premji	April 30, 2020	5 years

(1)	Ms. Ireena Vittal’s current term expires on September 30, 2018. The Board of Directors has approved the re-appointment for a period of 5 years, which is subject to approval of the shareholders.

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

Board Committee Information

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee of our Board reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary responsibilities include overseeing:

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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During fiscal year 2018, our Audit, Risk and Compliance Committee held six meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nomination and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility (CSR), including public issues of significance to the Company and its shareholders;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management; and

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Board Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our Corporate Social Responsibility policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly – Chairman

Mr. N. Vaghul and Mr. William Arthur Owens – Members

During fiscal year 2018, our Board Governance, Nomination and Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

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

The Strategy Committee is comprised of the following seven directors:

Mr. William Arthur Owens – Chairman

Mr. Azim H. Premji, Mr. Abidali Z. Neemuchwala, Mr. Rishad A. Premji, Dr. Patrick J Ennis, Mr. Patrick Dupuis and Ms. Ireena Vittal – Members

Ms. Ireena Vittal, became member of the Strategy Committee with effect from October 17, 2017.

During fiscal year 2018, our Strategy Committee held three meetings.

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

The Committee comprises of the following three Directors:

Mr. M. K. Sharma – Chairman

Mr. Rishad A Premji and Ms. Ireena Vittal – Members

During fiscal year 2018, our Administrative and Shareholders/ Investors Grievance Committee held four meetings.

Employees

As of March 31, 2016, 2017 and 2018, we and our subsidiaries had more than 150,000, 160,000 and 160,000 employees, respectively. As of March 31, 2016, 2017 and 2018, more than 33,000, 35,000 and 35,000 of these employees were located outside India. We have increasingly focused on localization. For example, we started tracking localization in April 2016 and as of that date and March 31, 2017 and 2018, the percentages of the localization of employees in the United States were 41.50%, 46.21% and 57.43%, respectively.

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

Recruiting

We hire entry level graduates from both the top engineering and management universities, as well as experienced lateral hires through employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our existing employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the evaluation and, if selected, get assigned to new roles.

Training

Each of our new entry level recruits must attend an intensive training program that is tailored to their area of technology and domain as well as attend behavioral skills programs. We also have a continuing education program that encourages each IT professional to attend continuing education classes to improve their understanding and competency with new technologies, domain, process, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science, Pilani, VIT University, Vellore and Symbiosis International University, Pune and others to provide special skill set training in areas such as advanced technology, management, business and project management skills to any of our IT professionals who meet the eligibility criteria of these Institutes, as part of our flagship work integrated learning programs.

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

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of: fixed pay, benefits, variable pay, retirals, health insurance and long term incentives (equity pay). We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plans in 1999 and 2000 and restricted stock unit option plans in 2004, 2005 and 2007 and the Wipro Equity Reward Trust (“WERT”) employee stock purchase plan, 2013. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. In addition to fixed and variable compensation, we have also introduced performance-based long-term incentive plans. For example, we link variable compensation for senior managers with their corresponding business unit’s quarterly performance of financial and customer objectives.

Share Ownership

The following table sets forth, as of March 31, 2018, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2018. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2018. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2018, which was ₹65.11 per US$. The share numbers and percentages listed below are based on 4,523,784,491 equity shares outstanding as of March 31, 2018.

Name	Equity Shares beneficially owned	Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H. Premji(1)	3,361,997,805	74.32	—	—	—
Dr. Ashok S. Ganguly	3,734	*	—	—	—
N. Vaghul	—	—	—	—	—
Abidali Z. Neemuchwala(2)	160,000	*	240,000	0.03	May 2020
			200,000	0.03	July 2019
			400,000	0.03	December 2021
			300,000	0.03	September 2022
			200,000	0.03	January 2021	(4)

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Rishad A. Premji	1,373,332	**	*	—	—	—
M. K. Sharma	—		—	—	—	—
William Arthur Owens	—		—	—	—	—
Ireena Vittal	—		—	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Jatin Pravinchandra Dalal(2) (3)	17,888	***	*	60,000	0.03	April 2020
				24,000	0.03	July 2019
				150,000	0.03	December 2021
				60,000	0.03	September 2022
				40,000	0.03	January 2021	(4)

(1)

Includes 741,912,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 890,813,582 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 903,239,580 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 1,125,996 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 618,461,626 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder, and 190,838,864 shares held jointly by Mr. Premji and members of his immediate family. In addition 15,606,157 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 15,606,157 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 618,461,626 shares held by Azim Premji Trust.

(2)	The equity shares underlying options granted, wherever applicable, are adjusted to reflect the increase in number of stock options as a result of bonus shares issued by the Company in June 2017.
(3)	The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2018.
(4)	The equity shares underlying options granted include options that will vest based on performance parameters of the Company.
*	Represents less than 1% of the total equity shares outstanding as of March 31, 2018.
**	Equity shares held by Mr. Rishad Premji is jointly with his relative and included in shareholding of Mr. Azim H. Premji.
***	Includes equity shares held jointly by Mr. Jatin Pravinchandra Dalal and a member of his immediate family.

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

The salient features of our stock plans are as follows:

Name of Plan	Number of Options(1)	Range of exercise prices(2)		Effective date	Termination date	Other remarks
1999 Employee Stock Option Plan	50,000,000	₹	171 - 490	July 29, 1999	July 28, 2009	Term of the Plan ended
Wipro Employee Stock Option Plan 2000 (2000 Plan)	560,606,060	₹	171 - 490	September 15, 2000	September 15, 2020
Stock Option Plan (2000 ADS Plan)	15,000,000	US$	3 - 7	September 2000	September 2010	Term of the Plan ended
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	44,848,484	₹	2	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	44,848,484	US$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	44,848,484	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	37,373,738	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	29,659,648	₹	2	May 30, 2013	May 29, 2023

(1)	Adjusted for one equity share for every one equity share stock dividend approved by the shareholders on June 3, 2017.
(2)	Subject to adjustment for corporate action from time to time.

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

Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2018 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2018, 4,351,775 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2018, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2018, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 4,523,784,491 equity shares outstanding as of March 31, 2018.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2018	% of Class of Total Shares Outstanding
Azim H. Premji(1)	Equity	3,361,997,805	74.32
Hasham Traders	Equity	741,912,000	16.40
Prazim Traders	Equity	890,813,582	19.69
Zash Traders	Equity	903,239,580	19.97
Azim Premji Trust	Equity	618,461,626	13.67

(1)

Includes 741,912,000 shares held by Hasham Traders (a partnership firm), of which Mr. Premji is a partner, 890,813,582 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 903,239,580 shares held by Zash Traders (a partnership firm), of which Mr. Premji is a partner, 1,125,996 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Premji is a director, 618,461,626 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder, and 190,838,864 shares held jointly by Mr. Premji and members of his immediate family. In addition 15,606,157 shares are held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd). Mr. Premji disclaims beneficial ownership of 15,606,157 shares held by Azim Premji Philanthropic Initiatives Pvt. Ltd. (formerly Azim Premji Foundation (I) Pvt. Ltd) and 618,461,626 shares held by Azim Premji Trust.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2018, 2.24% of the Company’s equity shares are held through ADSs by approximately 14,152 holders of record. As of March 31, 2018, approximately 97.76% of the Company’s equity shares are held by 269,693 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with the Securities and Exchange Board of India (“SEBI”), and the Reserve Bank of India (“RBI”). As of March 31, 2018, about 10.64% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2018:

•	Report of the independent registered public accounting firms;

•	Consolidated Statements of Financial Position as of March 31, 2017 and 2018;

•	Consolidated Statements of Income for the years ended March 31, 2016, 2017 and 2018;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2017 and 2018;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2016, 2017 and 2018;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2017 and 2018; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2016, 2017 and 2018, we generated ₹464,936 million, ₹507,624 million and ₹503,260 million, or 90%, 92% and 92% of our total segment revenues of ₹516,307 million, ₹554,179 million and ₹546,349 million, respectively, from the export of our products and rendering of services to customers outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends and Buy-Back of Equity Shares

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Rules. Further, as per the revised provisions notified through Companies (Amendment) Act, 2017, the Board of Directors may, subject to certain conditions, declare interim dividend for any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

The Board-approved dividend distribution policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Significant Changes

None.

Item 9. The Offer and Listing

Price History

Our equity shares are traded on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited, (“NSE”) (together, the “Indian Stock Exchanges”). Our ADSs, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, (“NYSE”), under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2018, we had 4,523,784,491 issued and outstanding equity shares. As of March 31, 2018, there were approximately 14,152 record holders of ADRs evidencing 101,398,929 equivalent ADSs equity shares. As of March 31, 2018, there were 269,694 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE. The stock prices for the prior periods are restated to reflect stock dividend issued by the Company from time to time.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (₹)	Low (₹)	High (US$)	Low (US$)	High (₹)	Low (₹)	High (US$)	Low (US$)	High (US$)	Low (US$)
Fiscal Year ended March 31,
2018	334.75	242.37	5.14	3.72	334.00	241.50	5.13	3.71	6.40	4.75
2017	303.37	205.00	4.68	3.16	303.50	204.05	4.68	3.14	6.54	4.50
2016	317.85	254.45	4.80	3.84	318.22	253.95	4.80	3.83	6.74	5.32
2015	338.45	237.67	5.11	3.59	338.80	237.35	5.11	3.58	7.09	5.43
2014	305.25	157.65	4.61	2.38	305.50	157.40	4.61	2.37	7.13	3.45
Quarter ended
March 31, 2018	334.75	272.10	5.14	4.18	334.00	272.35	5.13	4.18	5.99	5.06
December 31, 2017	315.40	280.00	4.84	4.30	316.40	280.00	4.86	4.30	5.68	4.95
September 30, 2017	303.55	252.30	4.66	3.87	303.40	252.00	4.66	3.87	6.40	5.07
June 30, 2017	283.92	242.38	4.36	3.72	284.00	241.50	4.36	3.71	5.55	4.75
March 31, 2017	258.90	222.77	3.99	3.43	259.35	222.67	4.00	3.43	5.20	4.50
December 31, 2016	252.15	205.00	3.89	3.16	250.57	204.05	3.86	3.14	5.09	4.54
September 30, 2016	288.75	235.00	4.45	3.62	288.90	235.00	4.45	3.62	6.23	4.84
June 30, 2016	303.37	265.87	4.68	4.10	303.5	265.75	4.68	4.10	6.54	5.82
Month ended
April 30, 2018	300.10	274.10	4.61	4.21	301.00	274.00	4.62	4.21	5.45	4.73
March 31, 2018	302.00	272.10	4.64	4.18	302.00	272.35	4.64	4.18	5.90	5.06
February 28, 2018	311.45	284.10	4.78	4.36	309.10	284.00	4.75	4.36	5.60	5.09
January 31, 2018	334.75	301.55	5.14	4.63	334.00	301.55	5.13	4.63	5.99	5.33
December 31, 2017	315.40	280.00	4.84	4.30	316.40	280.00	4.86	4.30	5.62	5.04
November 30, 2017	308.40	289.25	4.74	4.44	308.75	289.35	4.74	4.44	5.47	4.95

The US$ figure under BSE and NSE columns for the financial year 2017-18 denote the share price in rupees converted to U.S. dollar at the rate of exchange of 1 US$ = ₹65.11 as of March 31, 2018.

Source: www.bseindia.com for BSE data, www.nseindia.com for NSE data and www.nyse.com for NYSE data.

Plan of Distribution

Not applicable.

Markets

Our equity shares are traded on the BSE, NSE, and our ADSs began trading in the United States on the NYSE on October 19, 2000.

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

Listing

The SEBI has promulgated the Listing Regulations which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2018 was approximately US$ 2.15 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2018, was approximately US$ 2.18 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company is subject to the Indian Companies Act, 2013 (“Companies Act, 2013”), which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”) effective April 1, 2014. Since the Companies Act, 2013 replaces the Companies Act, 1956, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the Ministry of Corporate Affairs, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013. In May 2015 the Companies (Amendment) Act, 2015 was legislated amending certain provisions of Companies Act, 2013 and further in January 2018, the Companies (Amendment) Act, 2017 was legislated amending certain provisions of Companies Act, 2013. Vide notifications dated February 9, 2018 and May 7, 2018, various provisions of the Companies (Amendment) Act, 2017 have been brought into force. However, few provisions are yet to be brought into force.

Share Capital

Our Authorized Share Capital as of March 31, 2018 is ₹11,265,000,000 (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) divided into 5,500,000,000 (Five Hundred and Fifty Crores) equity shares of ₹2 each (Rupees two) each 25,000,000 (Two Crore Fifty Lakhs) preference shares of ₹10 (Rupees Ten) each and 150,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of ₹100 (Rupees Hundred) each.

As of March 31, 2018, 4,523,784,491 Equity Shares, par value ₹2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Karnataka, Bangalore, India, under the Corporate Identification Number L32102KA1945PLC020800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association included as an exhibit to this Form 20-F filed with the SEC on May 26, 2015.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2018, we had ten directors. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. Our Articles of Association provide that at least two-thirds of the directors, not including the independent directors and the managing director, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

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

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting, manufacturing and dealing in hydrogenated vegetable oil.

•	To carry on the business of providing solutions for water treatment including but not limited to ultra-pure water, waste water treatment, water reuse, desalination and related activities.

•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

Effective March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bangalore. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises (P) Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business as of the date of demerger.

Borrowings Power Exercisable by the Directors

The Board of Directors has the authority to borrow funds up to a limit of one time the Company’s paid-up capital, free reserves and securities premium. Borrowings beyond this limit will require the approval of the shareholders of the Company.

Number of Shares Required for Director’s Qualification

Directors are not required to hold shares in the Company as a prerequisite to serving on our Board of Directors.

Dividends, Bonus Shares and Buy-back of Equity Shares

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years subject to transfer of such portion. The Companies Act, 2013 further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the fulfillment of certain conditions. As per the revised provisions notified through Companies (Amendment) Act, 2017, the Board of Directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

During fiscal year 2018, we paid an interim cash dividend of ₹1 per equity share. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2018. Thus, the total dividend for the year ended March 31, 2018 remained at ₹1 per equity share.

The Companies Act, 2013, read with the Rules, provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall also be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). Vide notifications issued in September 2016 and February 2017, the Ministry of Corporate Affairs has notified the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Amendment Rules, 2017, which introduce various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2018, the Company transferred approximately 1.21 million shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

Bonus Shares (Commonly known as Stock Dividend in the United States)

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including share premium account and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to relevant SEBI guidelines.

In the meeting held on April 25, 2017, our Board of Directors approved issue of stock dividend, commonly known as bonus issue in India, in the proportion of 1:1, i.e., 1 (One) bonus equity share of ₹2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as of June 14, 2017, the record date fixed for this purpose. This was subsequently approved by the Members of the Company by resolution dated June 3, 2017 passed through postal ballot / e-voting and subsequently, the bonus shares were allotted to the shareholders.

The stock dividend does not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend shall continue to represent one equity share of par value of ₹2 per share.

Buy-Back of Equity Shares

Under the Companies Act, 2013, the Company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

During the fiscal year 2018, we concluded the buy-back of 343.75 million equity shares, as approved by the Board of Directors on July 20, 2017 and shareholders vide resolution dated August 28, 2017 passed by way of postal ballot and electronic voting. This has resulted in a total cash outflow of ₹110,000 million.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2018.

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

The cumulative preference shares have the power to increase and reduce or consolidate or sub-divide the capital of the Company. Currently, the cumulative preference shares have the power to divide the shares in the capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or, in accordance with the Articles of Association of the Company. Further, the cumulative preference shares have the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

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

Meeting of Shareholders

We must convene an Annual General Meeting of the Shareholders within six months after the end of each fiscal year or within 15 months of the previous Annual General Meeting, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The Annual General Meeting of the Shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the Annual General Meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The Annual General Meeting of the Shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the Annual General Meeting of the Shareholders may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an Annual General Meeting of the Shareholders is the presence of at least thirty shareholders in person.

Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. However, as per the Companies (Amendment) Act, 2017, any item of business required to be transacted by way of a postal ballot may be transacted at a general meeting by a company which is required to provide facility to shareholders to vote by electronic means in a general meeting. The Companies Act, 2013 and the Listing Regulations provides for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them. Accordingly, we may choose to transact such items either through postal ballot or at a general meeting.

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

A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the annual general meeting. As required under the Companies Act, 2013, an extract of the annual return for the financial year end has been included in our Board of Directors report.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buy-backs. The Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Further, Section 90 of the Companies Act, 2013, as amended, requires a significant beneficial owner to declare details of the beneficial owner and any change thereof to the company. A “significant beneficial owner” means every individual, who acting alone or together, or through one or more persons or trust, including a trust and persons resident outside India, holds ultimate beneficial interests of not less than ten per cent, or such other percentage as may be prescribed, in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with these Sections.

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

SEBI (Listing Obligation and Disclosure Requirements), 2015

SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 were notified on September 2, 2015 to replace the listing agreement and was implemented from December 1, 2015. The Listing Regulations consolidates and streamlines the provisions of existing listing agreements for different segments of the capital markets (i.e., equity, non-Convertible Debt Securities, Non-Convertible Redeemable Preference Shares, Indian Depository Receipts and Securitized Debt Instruments and Units issued by Mutual Fund Schemes).

In June 2017, SEBI set up a committee under the chairmanship of Shri Uday Kotak to advise on issues relating to corporate governance in India. In October 2017, the committee submitted a report containing its recommendations, which were considered by SEBI in its board meeting held in March 2018. On May 9, 2018, SEBI notified SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 (“Amendment Regulations”) implementing majority of these amendments effective from April 1, 2019 or such other date as specified therein. Summary of some of the key changes proposed by the Amendment Regulations are as under:

a.	Separate role of Chairperson and Managing Director/CEO—Top 500 entities by market capitalization to have a Chairperson who is a non-executive director and not related to the Managing Director/CEO.

b.

Revised Board composition and quorum—Board must consist of a minimum of 6 directors and must include at least one independent woman director. Quorum for board meetings to be minimum of 3 directors with at least one independent director present.

c.

Strengthening eligibility criteria for independent directors—any member of the promoter and promoter group cannot be an independent director. “Board interlocks” not permitted, i.e. a non-independent director of Company A cannot be an independent director of Company B, if a non-independent director of Company B is already an independent director of Company A. As part of annual board evaluation, board must certify every year that the independent directors fulfil the criteria for independence.

d.

Maximum number of directorships a person can hold in listed companies has been reduced from 10 to 8. Managing Director and Whole-time Director of a listed entity cannot hold more than 3 Independent Director positions.

e.

Related party transactions—Definition of related party expanded to include a member of the promoter and promoter group holding 20% or more shareholding. Royalty and brand related payments to related parties amounting to more than 2% of annual consolidated turnover of the listed company will be considered as material related party transactions requiring shareholders’ approval. Half-yearly disclosure of related party transactions on a consolidated basis to be filed with stock exchanges and made available on company’s website within 30 days of declaration of half-yearly financial results. All transactions with member of promoter and promoter group holding 10% or more shareholding in the listed company need to be disclosed in the annual report.

f.

Accounts and audit—Publication of consolidated financial results on a quarterly basis made mandatory. Similarly, publication of cash flow statement made mandatory on a half-yearly basis. Statutory auditor to undertake a limited review of audit of all entities whose accounts are consolidated with listed entity. Disclosure of total fees paid to auditors and all network firms/entities to be made in the annual report.

g.

Investor participation in general meetings—Top 100 listed companies by market capitalization to hold AGMs within 5 months from end of financial year. Live one-way webcast of general meetings mandatory for top 100 listed companies with effect from Financial Year ending March 2019.

In March 2018, SEBI revised the existing enforcement framework for non-compliance of the Listing Regulations by listed companies. The revised framework has the following features:

a.

It is more comprehensive, covering numerous listing regulations including the requirements related to the composition of the listed company’s Board and its committees and the submission of corporate governance compliance report, financial results and voting results. Non-compliance with these regulations will lead to imposition of fines by the Indian stock exchanges.

b.

It empowers the Indian stock exchanges to freeze the shareholding of the promoter and promoter group in any non-compliant entity as well as the entity’s shareholdings in other securities. If non-compliance persists, the entity will be suspended.

c.

The purpose of the revised framework is to promote a robust compliance culture that improves the efficacy of enforcement of continuous compliance requirements by listed companies and their promoter/ promoter group.

With the aim of curbing fraud and manipulation risk in physical transfer of securities, SEBI has notified the SEBI (Listing Obligations and Disclosure Requirements) (Fourth Amendment), Regulations, 2018 on June 8, 2018 to permit the transfer of listed securities only in the dematerialized form with a depository.

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

Restrictions on number of layers of subsidiaries

Ministry of Corporate Affairs (MCA) vide notification dated September 20, 2017, notified proviso to section 2(87) of the Companies Act, 2013 and Companies (Restriction on number of layers) Rules, 2017 effective from September 20, 2017. These rules detail the layering restrictions and associated compliance requirements for Indian companies. As per these rules, a company shall not have more than two layers of subsidiaries, but it can continue to have the number of layers of subsidiaries existing as on the date of above notification. For the purpose of the rules, one layer which consists of one or more wholly owned subsidiary or subsidiaries shall not be taken into account. Further, these Rules shall not affect a company from acquiring a company incorporated outside India with subsidiaries beyond two layers as per the laws of such country.

Corporate Social Responsibility

The Companies Act, 2013, read with Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall. We have complied with this requirement and a detailed report on CSR for fiscal year 2018 has been included in the Annual Report of the Company for fiscal year 2018 filed in India.

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

Under the Companies Act, 2013, where any contract or arrangement is entered into by a director or any other employee, without obtaining the consent of the Audit Committee or Board or approval by an ordinary resolution in the general meeting and if it is not ratified by the Audit Committee or Board or shareholders at a meeting, as the case may be, within three months from the date on which such contract or arrangement was entered into, such contract or arrangement shall be voidable at the option of the Audit Committee or the Board or the shareholders, as the case may be.

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

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”) and are subject to the regulations issued by the RBI from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than Non-Resident Indian (“NRI”) or an Overseas Citizen of India (“OCI”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stock broker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions. Pursuant to the Notification No. FEMA 20(R)/ 2017-RB dated November 7, 2017, the RBI has permitted, subject to certain conditions, payment of not more than 25% of the total consideration by the buyer to the seller on a deferred basis within a period not exceeding 18 months from the date of the transfer agreement, in cases of the transfer of shares between a resident buyer and a non-resident seller or vice-versa.

In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required.

The limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI is US$250,000, per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds and such industry sectors are not under the Government approval route. The Government of India abolished the FIPB in June 2017. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has recently clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

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

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An NRI or an OCI resident outside India may invest in certain capital instruments issued by an Indian company, capital of an Indian limited liability partnership and convertible notes issued by an Indian startup company on a non-repatriation basis. Further, NRIs or OCIs may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Investment by NRIs or OCIs on non-repatriation basis will be deemed to be domestic investment at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the Foreign Direct Investment (FDI) Policy. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

NRIs or OCIs are permitted to make investments through a stock exchange, or Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI or OCI can purchase on a repatriation basis up to 5% of the total paid up equity capital of a company on a fully diluted basis, subject to the condition that the aggregate paid up value of shares purchased by all NRIs or OCIs does not exceed 10% of the total paid up equity capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to the overall ceiling of 24% of the total paid up equity capital of the company.

In terms of the Notification No. FEMA 20(R)/ 2017-RB dated November 7, 2017, a person resident outside India can purchase equity shares/compulsorily convertible preference shares, compulsorily convertible debentures and share warrants (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under paragraph 2(3) of Schedule I of Notification No. FEMA 20(R)/ 2017-RB dated November 7, 2017, as amended from time to time. As per the said regulation, the equity instruments should be issued within 60 days of the receipt of the inward remittance. If the equity instruments are not issued within 60 days from the date of receipt of the inward remittance or date of debit to the Non-resident External Account (NRE)/Foreign Currency Non-Resident Account (FCNR) (B)/ escrow account, the amount of consideration so received shall be refunded to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be within 15 days from the date of completion of 60 days or approach the RBI with an action plan for allotment of equity shares.

It is also clarified that the advances against equity instruments may be received only where the FDI is allowed under the automatic route.

Investment by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (“FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“FPI”). FPI Regulations restrict purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total paid up equity capital of the company on a fully diluted basis. The total holdings of all FPIs put together shall not exceed 24% of paid-up equity capital of the company on a fully diluted basis. Investment by FPIs shall also be subject to such other conditions and restrictions as may be specified by the Government of India, from time to time. The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (Notification No. FEMA 20(R)/ 2017-RB dated November 07, 2017) also recognizes a foreign portfolio investor registered under the FPI Regulations. The individual and aggregate investment limits for the FPIs shall be below 10% and 24% respectively of the total paid-up equity capital on a fully diluted basis and such investments shall also be within such overall sectoral caps prescribed under the foreign direct investment policy. The aggregate limit of 24% may be increased up to the sectoral cap/statutory ceiling, as applicable, by the Indian company concerned by passing a resolution by its Board of Directors followed by passing of a special resolution to that effect by its shareholders. Portfolio investments up to the lower of (i) an aggregate foreign investment level of 49% or (ii) the sectoral/statutory cap will not be subject to either government approval or compliance with the sectoral conditions, as the case may be, provided that such investments do not result in a change in ownership leading to control of Indian companies by non-resident entities.

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

Overseas Investment

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provides that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding US$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. Vide circular dated January 25, 2017, RBI prohibited Indian companies from making direct investments in an overseas entity (set up or acquired abroad directly, as a joint venture or a wholly-owned subsidiary, or indirectly, as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as “non-cooperative countries and territories” or as notified by the RBI from time to time.

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

A company is a resident of India if it is incorporated in India or it’s place of effective management (POEM) is in India during the year.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the Company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 17.647% on the amount actually distributed as dividends to shareholders. The surcharge on DDT for domestic companies is 12% in addition to an additional surcharge called an “education cess” of 3% on such taxes and surcharge, based on which the effective tax on dividend distributed up to March 31, 2018 is 20.358%. Education Cess of 3% has been substituted with “Health and Education Cess” of 4% from April 2018, based on which the effective tax on dividend distributed after April 2018 will be 20.555%. Currently the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary (both domestic and foreign). There is an additional tax at the rate of 10% in the hands of non-corporate resident assessee having a dividend income in excess of ₹1 million per annum. The Finance Act, 2017 extended this additional tax of 10% to all resident assessee except domestic companies, 12AA exempt Trusts and certain other exempt institutions.

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

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement. Finance Act 2018 has introduced a new section “112A” effective April 01, 2018 - Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of INR 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

•

The Finance Act, 2015 has amended the law to compute the holding period of capital asset being share or shares of a company, acquired by a non-resident on redemption of GDR, from the date on which a request for redemption was made.

•	The Finance Act, 2017 has also introduced section 56(2)(x) to include that following shall be chargeable to Income tax as “Income from other sources”:

where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017,

Any sum of money without consideration, the aggregate value of which exceeds fifty thousand rupees, the whole of the aggregate value of such sum.

(a)	Any immovable property:

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

•

In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% (education cess has been substituted with “Health and Education Cess” of 4% effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Surcharge rates for FY 2016-17	Surcharge Rates for FY 2017-18
Resident other than company	15%, if total income > ₹10 million	12%, if total income > ₹10 million
Resident company	7%, if total income > ₹10 million and < ₹100 million	7%, if total income > ₹10 million and < ₹100 million
	12%, if total income > ₹100 million	12%, if total income > ₹100 million

Non Resident other than company	12%, if total income > ₹10 million	12%, if total income > ₹10 million
Foreign company	2%, if total income > ₹10 million and < ₹100 million	2%, if total income > ₹10 million and < ₹100 million
	5%, if total income > ₹100 million	5%, if total income > ₹100 million

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

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee with a maximum of 34.61% (subject to the prevailing tax rate slab) on the perquisite value. For any income arising before March 31, 2018. Education Cess has been substituted with “Health and Education Cess” @ 4% effective financial year commencing April 1, 2018 and hence the maximum tax rate applicable will be 34.944%. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

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

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.017%	Seller

Taxable securities transaction	Rate	Payable by
(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.01%	Seller

Sale of a unit of an equity oriented fund to the Mutual Fund.	0.00%	Seller

Service tax: Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax at an effective rate of 15% up to June 30, 2017. Effective July 1, 2017, new levy of Goods and Services Tax (GST) is applicable on such brokerage or commission at an effective rate of 18%.

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

Buyback of Securities. Indian companies are not subject to any tax on the buyback of their shares, if the shares are listed in a recognized stock exchange and the buyback transaction is executed in a recognized stock exchange. However, the shareholders will be taxed on any resulting gains. The company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act, 2013 has levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buy-back of shares by an unlisted company u/s 115QA of the Income Tax Act, 1961.

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act.

Short Term Capital Gain (“STCG”) (holding period less than or equal to 12 months) arising from buyback of listed equity shares (subjected to STT) would be subject to tax @ 15% under section 111A of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder)

Long Term Capital Gain (“LTCG”) (holding period more than 12 months) arising from buyback of listed equity shares (subjected to STT) would be exempt under section 10(38) of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder). Finance Act 2018 has introduced a new section “112A” effective April 01, 2018. Long-term capital gains on such sale executed from April 01, 2018 will be taxable, subject to a threshold exemption of INR 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (“DTAA”) entered into by India with relevant country in which the shareholder is resident but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

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

General Anti Avoidance Rule (GAAR): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of sections 95 to 102, on April, 1 2014 and came into effect April 1, 2017. If any transaction is arranged to obtain a tax benefit and it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as impermissible avoidance arrangements or an arrangement with lack of commercial substance, the tax authorities after hearing to the tax payer and after obtaining due approvals from higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under GAAR provisions are as under:

a)	disregarding, combining or recharacterizing any step in, or a part or whole of an arrangement;

b)	treating an arrangement as if it had not been entered into or carried out;

c)	any equity may be treated as debt or vice versa,

d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,

e)	any expenditure, deduction, relief or rebate may be re-characterized.

Minimum Alternative tax (MAT): The Income Tax Act, 1961 (Act) introduced the provisions of MAT with effect from April,1 2001, which require corporate assesses to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, provision towards any diminution in the value of assets, appropriations etc. From April 2005 till March 2012 any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April, 1 2012, onwards even income arising out of any business carried on in a Special Economic Zone as a developer or unit is also subject to MAT. The effective rate of MAT is 21.34% (21.549% effective FY 2018-19). Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Act, for the following ten years as MAT credit. The Finance Act, 2017 increased the period for carry forward of MAT credit to 15 years from the present period of 10 years.

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

The stock broker is responsible for collecting the applicable service tax or GST from the shareholder and paying it to the relevant authority.

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

Dividends. Except for equity shares, the gross amount of any distributions of cash or property with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

Generally, dividends paid to U.S. corporations will not be eligible for dividend received deduction under Section 243 of IRS code. However, newly enacted Tax Reform Act provides for a 100 %dividends received deduction (“DRD”) for the foreign-source portion of dividends received from specified 10%owned foreign corporations (generally, any foreign corporation other than a passive foreign investment company that is not also a controlled foreign corporation (CFC), with respect to which any domestic corporation is a U.S. shareholder) by domestic corporations that are US shareholders. For this purpose, an amount received by a domestic corporation that is treated as a dividend under section 1248 is treated as a dividend for purposes of the DRD (provided the holding period requirements are satisfied). In addition, if the gain is recognized by a lower tier Controlled Foreign Corporation and characterized as a dividend under section 964(e), then such amount is included in subpart F income for the year of the sale but the US shareholder can claim a DRD with respect to such amount. The DRD is available only to C corporations that are not regulated investment companies (RICs) or real estate investment trusts (REITs).

Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes.

A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). Our ADSs are traded on the NYSE, an established securities market in the United States as identified by Internal Revenue Service guidance. We may also be eligible for benefits under the comprehensive income tax treaty between India and the United States.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States and will generally be “passive category income” purposes of computing the United States foreign tax credit allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to dividend that qualifies for the DRD. If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Estate taxes. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2018. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Market Risk

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

As of March 31, 2017 and 2018, a ₹1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹1,155 (₹139 in statement of income and ₹1,016 in other comprehensive income) and ₹1,500 (₹414 in statement of income and ₹1,086 in other comprehensive income) decrease/increase, respectively, in the fair value of foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose it to significant interest rate risk. To manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2018, additional net annual interest expense on our floating rate borrowing would amount to approximately ₹1,186

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, considering the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2017 and 2018 or for revenues for the years ended March 31, 2016, 2017 and 2018. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2018, our cash and cash equivalents are held with major banks and financial institutions. Please refer “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other securities

Not applicable.

Item 12.D. American Depositary Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3. Fees and Charges for Holders of American Depositary Receipts

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

Item 12.D.4. Fees Paid by Depositary to the Company

J. P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2018, a contribution of US $ 1,811,959.36 (net of TDS) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2018, our principal Chief Executive Officer and principal Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal Chief Executive Officer and principal Chief Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal Chief Executive Officer and principal Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2018. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2018.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, Chartered Accountants (“Deloitte”), has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2018, of the Company and our report dated June 28, 2018, expressed an unqualified opinion on those financial statements.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Deloitte Haskins & Sells LLP
Bengaluru, India

June 28, 2018

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

A detailed compliance report with the final Corporate Governance rules of the New York Stock Exchange has been separately filed with the New York Stock Exchange.

Item 16A. Audit Committee Financial Expert

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

Members of the committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the NYSE. The Board has determined that Mr. Narayanan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Our Board has also determined that Mr. Narayanan Vaghul is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the year ended March 31, 2018. The fees for March 31, 2017 represent the fees for professional audit services rendered by KPMG for the audit of the Company’s annual financial statements and fees billed for other services rendered by KPMG.

	Year ended March 31,
	2017		2018
	(₹ in millions)
Audit fees	₹	115	₹	62
Tax fees		68		52
All other fees		11		—

Total	₹	194	₹	114

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

Other services: comprise fees for ISAE 3402 examination, assessment and certification of Capability Maturity Model Integration (CMMI) and other workshops rendered.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Since our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

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

The other key practices followed in the home country as per home country laws are disclosed elsewhere in this report. As stated earlier, certain key changes have been prescribed under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, majority of which will be effective from April  1, 2019. Some or many of these amendments are likely to be different from the NYSE listing requirements.

Item 16H. Mine Safety Disclosure

Not Applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements.

Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2018, the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 28, 2018

We have served as the Company’s auditor since fiscal 2018.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statement of financial position of Wipro Limited and its subsidiaries (“the Company”) as of March 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

/s/ KPMG

Bangalore, India

June 02, 2017, except as to Notes 17 and 25 which is as of June 28, 2018

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	5	125,796	117,584	1,806
Intangible assets	5	15,922	18,113	278
Property, plant and equipment	4	69,794	64,443	990
Derivative assets	15	106	41	1
Investments	7	7,103	7,668	118
Investment in equity accounted investee	7	—	1,206	19
Trade receivables	8	3,998	4,446	68
Deferred tax assets	17	3,098	6,908	106
Non-current tax assets		12,008	18,349	282
Other non-current assets	11	16,793	15,726	242

Total non-current assets		254,618	254,484	3,910

Inventories	9	3,915	3,370	52
Trade receivables	8	94,846	100,990	1,551
Other current assets	11	30,751	30,596	469
Unbilled revenues		45,095	42,486	653
Investments	7	292,030	249,094	3,826
Current tax assets		9,804	6,262	96
Derivative assets	15	9,747	1,232	19
Cash and cash equivalents	10	52,710	44,925	690

		538,898	478,955	7,356
Assets held for sale	32	—	27,201	418

Total current assets		538,898	506,156	7,774

TOTAL ASSETS		793,516	760,640	11,684

EQUITY
Share capital		4,861	9,048	139
Share premium		469	800	12
Retained earnings		490,930	453,265	6,962
Share based payment reserve		3,555	1,772	27
Other components of equity		20,489	18,051	277

Equity attributable to the equity holders of the Company		520,304	482,936	7,417
Non-controlling interest		2,391	2,410	37

TOTAL EQUITY		522,695	485,346	7,454

		As at March 31,
	Notes	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
LIABILITIES
Long-term loans and borrowings	12	19,611	45,268	695
Derivative liabilities	15	2	7	—
Deferred tax liabilities	17	6,614	3,059	47
Non-current tax liabilities		9,547	9,220	142
Other non-current liabilities	14	5,500	4,230	65
Provisions	14	4	3	—

Total non-current liabilities		41,278	61,787	949

Loans, borrowings and bank overdrafts	12	122,801	92,991	1,428
Trade payables and accrued expenses	13	65,486	68,129	1,047
Unearned revenues		16,150	17,139	264
Current tax liabilities		8,101	9,417	145
Derivative liabilities	15	2,708	2,210	34
Other current liabilities	14	13,027	16,613	256
Provisions	14	1,270	796	12

		229,543	207,295	3,186
Liabilities directly associated with assets held for sale	32	—	6,212	95

Total current liabilities		229,543	213,507	3,281

TOTAL LIABILITIES		270,821	275,294	4,230

TOTAL EQUITY AND LIABILITIES		793,516	760,640	11,684

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2016	2017	2018	2018
					Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	20	512,440	550,402	544,871	8,368
Cost of revenues	21	(356,724)	(391,544)	(385,575)	(5,922)

Gross profit		155,716	158,858	159,296	2,446
Selling and marketing expenses	21	(34,097)	(40,817)	(42,349)	(650)
General and administrative expenses	21	(28,626)	(32,021)	(34,141)	(524)
Foreign exchange gains/(losses), net	24	3,867	3,777	1,488	23
Other operating income	22	—	4,082	—	—

Results from operating activities		96,860	93,879	84,294	1,295
Finance expenses	23	(5,378)	(5,942)	(5,830)	(90)
Finance and other income	24	23,451	22,419	23,999	369
Share of profit /(loss) of equity accounted investee	7	—	—	11	—

Profit before tax		114,933	110,356	102,474	1,574
Income tax expense	17	(25,366)	(25,213)	(22,390)	(344)

Profit for the year		89,567	85,143	80,084	1,230

Profit attributable to:
Equity holders of the Company		89,075	84,895	80,081	1,230
Non-controlling interest		492	248	3	—

Profit for the year		89,567	85,143	80,084	1,230

Earnings per equity share:	25
Attributable to equity shareholders of the Company
Basic		18.13	17.48	16.86	0.26
Diluted		18.09	17.43	16.83	0.26
Weighted average number of equity shares used in computing earnings per equity share
Basic		4,913,118,800	4,857,081,010	4,750,043,400	4,750,043,400
Diluted		4,923,379,816	4,871,347,138	4,758,361,975	4,758,361,975

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2016	2017	2018	2018
					Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the year		89,567	85,143	80,084	1,230
Other comprehensive income
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		(788)	169	567	9
Net change in fair value of financial instruments through OCI		17	(168)	(750)	(12)

		(771)	1	(183)	(3)

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences
Translation difference relating to foreign operations	16	5,766	(3,354)	3,576	55
Net change in fair value of hedges of net investment in foreign operations	16	(813)	276	(49)	(1)
Net change in time value of option contracts designated as cash flow hedges	13,16	—	9	1	—
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	—	77	(76)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	13,16	(1,640)	3,910	(5,945)	(91)
Net change in fair value of financial instruments through OCI	7,16	363	1,179	(433)	(7)

		3,676	2,097	(2,926)	(45)

Total other comprehensive income, net of taxes		2,905	2,098	(3,109)	(48)
Total comprehensive income for the year		92,472	87,241	76,975	1,182

Profit attributable to:
Equity holders of the Company		91,894	87,062	76,956	1,182
Non-controlling interest		578	179	19	—

		92,472	87,241	76,975	1,182

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	No. of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	371,478	1,312	11,249	3,550	624	407,181	1,634	408,815

Total comprehensive income for the year
Profit for the year	—	—	—	89,075	—	—	—	—	89,075	492	89,567
Other comprehensive income	—	—		—		4,867	(1,640)	(408)	2,819	86	2,905

Total comprehensive income for the year	—	—	—	89,075	—	4,867	(1,640)	(408)	91,894	578	92,472

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(35,494)	—	—	—	—	(35,494)	—	(35,494)
Issue of equity shares on exercise of options	1,670,252	4	611	—	(611)	—	—	—	4	—	4
Compensation cost related to employee share based payment	—	—	—	59	1,528	—	—	—	1,587	—	1,587

Total transactions with owners of the Company	1,670,252	4	611	(35,435)	917	—	—	—	(33,903)	—	(33,903)

As at March 31, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	No. of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384
Total comprehensive income for the year
Profit for the year	—	—	—	84,895	—	—	—	—	84,895	248	85,143
Other comprehensive income	—	—		—	—	(3,009)	3,996	1,180	2,167	(69)	2,098
Total comprehensive income for the year	—	—	—	84,895	—	(3,009)	3,996	1,180	87,062	179	87,241
Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(8,734)	—	—	—	—	(8,734)	—	(8,734)
Issue of equity shares on exercise of options	187,275	^	81	—	(81)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	384	(384)	—	—	—	—	—	—
Buyback of equity shares	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Compensation cost related to employee share based payment	—	—	—	13	1,791	—	—	—	1,804	—	1,804
Total transactions with owners of the Company	(39,812,725)	(80)	(14,173)	(19,083)	1,326	—	—	80	(31,930)	—	(31,930)
As at March 31, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	No. of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the year
Profit for the year	—	—	—	80,081	—	—	—	—	80,081	3	80,084
Other comprehensive income	—	—	—	—	—	3,511	(6,020)	(616)	(3,125)	16	(3,109)

Total comprehensive income for the year	—	—	—	80,081	—	3,511	(6,020)	(616)	76,956	19	76,975

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(5,420)	—	—	—	—	(5,420)	—	(5,420)
Issue of equity shares on exercise of options	3,559,599	8	1,987	—	(1,971)	—	—	—	24	—	24
Issue of shares by controlled trust on exercise of options	—	—	—	1,182	(1,182)	—	—	—	—	—	—
Buyback of equity shares#	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buyback	—	—	—	(312)	—	—	—	—	(312)	—	(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	14	1,370	—	—	—	1,384	—	1,384

Total transactions with owners of the Company	2,092,883,926	4,187	331	(117,746)	(1,783)	—	—	687	(114,324)	—	(114,324)

As at March 31, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)	69,479,104	139	12	6,962	27	255	(2)	24	7,417	37	7,454

*

Includes 14,829,824, 13,728,607 and 23,097,216 treasury shares held as of March 31, 2016, 2017 and 2018, respectively, by a controlled trust. 4,351,775 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2018.

**	Foreign currency translation reserve includes ₹2,907 directly associated with assets held for sale.
#	Refer Note 18.
^	Value is less than ₹1.

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2016	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the year	89,567	85,143	80,084	1,230
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(55)	117	(334)	(5)
Depreciation, amortization and impairment	14,965	23,107	21,124	324
Unrealized exchange loss, net	2,664	3,945	4,794	74
Gain on sale of investments, net	(2,646)	(3,486)	(5,978)	(92)
Share based compensation expense	1,534	1,742	1,347	21
Share of profits/(loss) of equity accounted investee	—	—	11	^
Income tax expense	25,366	25,213	22,390	344
Dividend and interest (income)/expenses, net	(19,599)	(16,259)	(14,569)	(224)
Gain from sale of EcoEnergy division	—	(4,082)	—	—
Other non-cash items	—	(1,732)	4,405	68
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	(5,317)	3,346	(9,735)	(150)
Unbilled revenues	(5,329)	3,813	2,192	34
Inventories	(541)	1,475	545	8
Other assets	(766)	4,054	(170)	(3)
Trade payables, accrued expenses, other liabilities and provisions	4,683	(5,202)	4,499	69
Unearned revenues	1,282	(2,945)	1,733	27

Cash generated from operating activities before taxes	105,808	118,249	112,338	1,725
Income taxes paid, net	(26,935)	(25,476)	(28,105)	(432)

Net cash generated from operating activities	78,873	92,773	84,233	1,293

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,951)	(20,853)	(21,870)	(336)
Proceeds from sale of property, plant and equipment	779	1,207	1,171	18
Proceeds from sale of EcoEnergy division, net of related expenses	—	4,372	—	—
Purchase of investments	(934,958)	(813,439)	(782,475)	(12,018)
Proceeds from sale of investments	830,647	729,755	830,448	12,755
Impact of investment hedging activities, net	266	(226)	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	(39,373)	(33,608)	(6,652)	(102)
Interest received	18,368	17,069	14,347	220
Dividend received	66	311	609	9
Income taxes paid on sale of EcoEnergy division	—	(871)	—	—

Net cash (used)/ generated in investing activities	(138,156)	(116,283)	35,578	546

	Year ended March 31,
	2016	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	4	^	24	^
Repayment of loans and borrowings	(137,298)	(112,803)	(155,254)	(2,384)
Proceeds from loans and borrowings	172,549	125,922	144,271	2,216
Payment for deferred contingent consideration in respect of business combination	—	(138)	(164)	(3)
Payment for buyback of shares including transaction cost	—	(25,000)	(110,312)	(1,694)
Interest paid on loans and borrowings	(1,348)	(1,999)	(3,123)	(48)
Payment of cash dividend (including dividend tax thereon)	(35,494)	(8,734)	(5,420)	(83)

Net cash used in financing activities	(1,587)	(22,752)	(129,978)	(1,996)

Net (decrease) in cash and cash equivalents during the year	(60,870)	(46,262)	(10,167)	(156)
Effect of exchange rate changes on cash and cash equivalents	549	(1,412)	375	6
Cash and cash equivalents at the beginning of the year	158,713	98,392	50,718	779

Cash and cash equivalents at the end of the year (Note 10)	98,392	50,718	40,926	629

Total taxes paid amounted to ₹26,935, ₹26,347 and ₹28,105 for the years ended March 31, 2016, 2017 and 2018, respectively.

Refer Note 12 for supplementary information on cash flow statement.

^ Value is less than ₹1

The accompanying notes form an integral part of these consolidated financial statements

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These consolidated financial statements were authorized for issue by the Audit Committee on June 28, 2018.

2.	Basis of preparation of consolidated financial statements

(i)	Statement of compliance and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statement of income and statement of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.

All amounts included in the consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a. Derivative financial instruments;

b. Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c. The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d. Contingent consideration.

(iii)	Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as of and for the year ended March 31, 2018, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹65.11 as published by Federal Reserve Board of Governors on March 31, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

b) Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

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

e) Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

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

i) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j) Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3.	Significant accounting policies

(i)	Basis of consolidation

Subsidiaries and controlled trusts

The Company determines the basis of control in line with the requirements of IFRS 10, Consolidated Financial Statements. Subsidiaries and controlled trusts are entities controlled by the Group. The Group controls an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

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

Equity accounted investees

Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The carrying amount of investment is increased/ decreased to recognized investors share of profit or loss of the investee after the acquisition date.

Non current assets and disposal groups held for sale

Assets of disposal groups that is available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale. Non current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell.

(ii)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which these entities operate (i.e., the “functional currency”). These consolidated financial statements are presented in Indian rupees, which is the functional currency of the Parent Company.

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Gains/(losses), net relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes.

b) Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred to the consolidated statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

c) Others

Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such differences are recognized in the consolidated statement of income.

When the hedged part of a net investment is disposed of, the relevant amount recognized in FCTR is transferred to the consolidated statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in FCTR.

(iv) Financial instruments

A) Non-derivative financial instruments:

Non derivative financial instruments consist of:

•

financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

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

b. Investments

Financial instruments measured at amortized cost:

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

Interest income is recognized in the consolidated statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of income.

Financial instruments measured at fair value through profit or loss (FVTPL):

Instruments that do not meet the amortized cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in consolidated statement of income. The gain or loss on disposal is recognized in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established.

Investments in equity instruments designated to be classified as FVTOCI:

The Company carries certain equity instruments which are not held for trading. The Company has elected the FVTOCI irrevocable option for these instruments. Movements in fair value of these investments are recognized in other comprehensive income and the gain or loss is not transferred to consolidated statement of income on disposal of these investments. Dividends from these investments are recognized in the consolidated statement of income when the Company’s right to receive dividends is established.

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

d. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short term maturity of these instruments. Contingent consideration recognized in the business combination is subsequently measured at fair value through profit or loss.

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

Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in consolidated statement of income as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

a. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated statement of income (gross revenues) upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated statement of income.

b. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

c. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. Changes in fair value and gains/(losses), net on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

C) Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognized from the group’s balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

(v) Equity and share capital

a) Share capital and share premium

The authorized share capital of the Company as at March 31, 2018 is ₹11,265 divided into 5,500,000,000 equity shares of ₹2 each, 25,000,000 10.25% redeemable cumulative preference shares of ₹10 each and 150,000 10% optionally convertible cumulative preference shares of ₹100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company as of the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 14,829,824, 13,728,607 and 23,097,216 treasury shares as at March 31, 2016, 2017 and 2018, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. A portion of these earnings amounting as at March 31, 2016, 2017 and 2018 to ₹1,139, ₹1,139 and ₹1,139 respectively, represents capital reserve which is not freely available for distribution.

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

Other reserves also includes Capital redemption reserve as at March 31, 2016, 2017 and 2018 amounting to ₹Nil, ₹80 and ₹767, respectively, which is not freely available for distribution.

h) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

i) Buyback of equity shares

The buyback of equity shares and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserves is created as an apportionment from retained earnings.

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

b) Goodwill

The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statement of income. Goodwill is measured at cost less accumulated impairment (if any).

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

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	5 to 15 years
Marketing related intangibles	3 to 10 years

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

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are recognized in the consolidated statement of income on a straight-line basis over the lease term.

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

(x) Impairment

A) Financial assets

The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortized cost, debt instruments classified as FVTOCI, lease receivables, trade receivables and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate.

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

B) Non-financial assets

The Company assesses long-lived assets such as property, plant and equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (FVLCD) and its value-in-use (VIU). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially.

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

(xii) Share based payment transactions

Selected employees of the Company receive remuneration in the form of equity settled instruments, for rendering services over a defined vesting period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the consolidated statement of income with a corresponding increase to the share based payment reserve, a component of equity.

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

B. Fixed-price contracts

Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates.

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

•	Costs that relate directly to a contract and incurred in securing a contract are recognized as an asset and amortized over the contract term as reduction of revenue.

•	Contract expenses are recognized as expenses by reference to the stage of completion of contract activity at the end of the reporting period.

(xv) Finance expenses

Finance expenses comprises interest cost on borrowings, gains or losses arising on re-measurement of financial assets measured at FVTPL, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

(xvi) Finance and other income

Finance and other income comprises interest income on deposits, dividend income and gains / (losses), net on disposal of investments. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

(xvii) Income tax

Income tax comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of income except to the extent it relates to a business combination, or items directly recognized in equity or in other comprehensive income.

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

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors.

(xix) Cash flow statement

Cash flow are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated.

(xx) Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2017.

IAS 7- Statement of Cash flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The effect on adoption of IAS 7 on the consolidated financial statements is insignificant.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after 1 April 2017, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

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

The standard allows for two methods of transition: the full retrospective approach, under which the standard will be applied retrospectively to each reported period presented, or the cumulative catch up approach, where the cumulative effect of applying the standard retrospectively is recognized at the date of initial application. The standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the cumulative catch up transition method effective April 1, 2018 and accordingly, the comparative for year ended March 31, 2017 and 2018, will not be retrospectively adjusted. The adoption of the new standard is expected to result in a reduction of approximately ₹2,239 in opening retained earnings, primarily relating to certain contract costs because these will not meet the criteria for recognition as contract fulfillment asset.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign Currency Transactions and Advance Consideration, which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Company will apply the interpretation prospectively from the effective date and the effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company does not plan to early adopt IFRS 16 and is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 23 – Uncertainty over Income Tax treatments

On June 7, 2017, the International Accounting Standards Board issued IFRIC 23 which clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. It outlines the following: (1) the entity has to use judgement, to determine whether each tax treatment should be considered separately or whether some can be considered together. The decision should be based on the approach which provides better predictions of the resolution of the uncertainty (2) entity has to consider the probability of the relevant taxation authority accepting the tax treatment and the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates would depend upon the probability. The effective date for adoption of IFRIC 23 for annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company does not plan to early adopt IFRIC 23 and is currently assessing the impact of adopting IFRIC 23 on the Company’s consolidated financial statements.

Amendment to IAS 19 – Plan Amendment, Curtailment or Settlement

On 7 February 2018, the International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. These amendments are effective for annual reporting periods beginning on or after 1 January 2019, with early application permitted. The Company does not plan to early adopt and is currently assessing the impact of adopting amendment to IAS 19 on the Company’s consolidated financial statements.

Amendments to 1AS 12 – Income Taxes

In December 2017, the International Accounting Standard Board has issued amendments to IAS 12 —Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The effective date of these amendments is annual periods beginning on or after January 1, 2019, though earlier adoption is permitted. The Company does not plan to early adopt this amendment and is currently assessing the impact of these amendment on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions/ adjustments		—		1,133		16,572		2,242		23		19,970
Acquisition through business combinations		134		446		835		77		—		1,492
Disposals/ adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017		3,814		27,581		108,967		15,748		432		156,542
Accumulated depreciation/ impairment:
As at April 1, 2016		—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals/ adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017		—		6,361		77,005		11,968		365		95,699
Capital work-in-progress											₹	8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		28		265		904		188		2		1,387
Additions/ adjustments		2		1,197		11,767		1,776		1,003		15,745
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(190)		(7,302)		(872)		(294)		(8,658)
Assets reclassified as held for sale		(207)		(3,721)		(27,118)		(1,079)		(5)		(32,130)

As at March 31, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Accumulated depreciation/ impairment:
As at April 1, 2017		—		6,361		77,005		11,968		365	₹	95,699
Translation adjustment		—		49		509		104		—		662
Depreciation		—		1,023		14,078		1,381		387		16,869
Disposals/ adjustments		—		(70)		(6,640)		(758)		(242)		(7,710)
Assets reclassified as held for sale				(1,539)		(19,627)		(712)		(4)		(21,882)

As at March 31, 2018		—		5,824		65,325		11,983		506		83,638
Capital work-in-progress											₹	15,680
Assets reclassified as held for sale												(514)

Net carrying value including Capital work-in-progress as at March 31, 2018											₹	64,443

*	Including net carrying value of computer equipment and software amounting to ₹19,200 and ₹17,765 as at March 31, 2017 and 2018 respectively.

Interest capitalized by the Company was ₹89 and ₹157 for the year ended March 31, 2017 and 2018 respectively. The capitalization rate used to determine the amount of borrowing cost capitalized for the year ended March 31, 2017 and 2018 are 2.4% and 1.9%, respectively.

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2017		2018
Balance at the beginning of the year	₹	101,991	₹	125,796
Translation adjustment		(4,319)		2,970
Acquisition through business combination		28,124		1,172
Assets reclassified as held for sale		—		(12,354)

Balance at the end of the year	₹	125,796	₹	117,584

Acquisition through business combinations for the year ended March 31, 2018, includes goodwill recognized on four acquisitions. Also refer Note 6 to the consolidated financial statements.

The Company is organized by two operating segments: IT Services and IT Products. Goodwill as at March 31, 2017 and 2018 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

Goodwill has been allocated to the CGUs as at March 31, 2017 and 2018 as follows:

CGUs	As at March 31, 2017		As at March 31, 2018
Banking Financial Services and Insurance (BFSI)	₹	19,826	₹	17,475
Healthcare and Life Sciences (HLS)		48,144		49,085
Consumer (CBU)		17,442		14,776
Energy, Natural Resources and Utilities (ENU)		16,393		14,863
Manufacturing and Technology (MNT)		23,086		20,406
Communication (COMM)		905		979

	₹	125,796	₹	117,584

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

Based on the above testing, no impairment was identified as at March 31, 2017 and 2018 as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as at March 31, 2017 and 2018 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Translation adjustment		(546)		(314)		(860)
Acquisition through business combinations		2,714		4,006		6,720

As at March 31, 2017	₹	20,528	₹	6,279	₹	26,807
Accumulated amortization/ impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment *		5,107		747		5,854

As at March 31, 2017	₹	9,264	₹	1,621	₹	10,885

Net carrying value as at March 31, 2017	₹	11,264	₹	4,658	₹	15,922

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		493		103		596
Acquisition through business combinations		5,565		169		5,734

As at March 31, 2018	₹	26,586	₹	6,551	₹	33,137
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		14		11		25
Amortization and impairment *		2,985		1,129		4,114

As at March 31, 2018	₹	12,263	₹	2,761	₹	15,024

Net carrying value as at March 31, 2018	₹	14,323	₹	3,790	₹	18,113

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹Nil, ₹3,056 and ₹643 for the year ended March 31, 2016, 2017 and 2018, respectively.

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

Acquisition through business combinations for the year ended March 31, 2018 primarily includes intangible assets recognized on four acquisitions. Also refer Note 6 to the consolidated financial statements.

As at March 31, 2018, the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
Global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation	2.25 – 3.25 years
Promax Application Group	4.25 years
Opus Capital Markets Consultants LLC	0.75 – 2.75 years
ATCO I-Tek	6.50 years
Designit AS	0.25 – 2.25 years
Cellent AG	2.75 – 4.75 years
HealthPlan Services	1 – 5 years
Appirio Inc.	2.50 – 8.50 years
Other entities	2 – 14.25 years

6. Business combination

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

The acquisition was executed through a share purchase agreement for a consideration of ₹6,501 (EUR 93 million) which includes a deferred earn-out component of ₹2,108 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹1,287 and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048	₹	1,634
Goodwill						4,046

Total purchase price					₹	5,680

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

During the year ended March 31, 2017, an amount of ₹83 was paid to the sellers representing earn-out payments for the first earn-out period.

Additionally, during the year ended March 31, 2017, as a result of changes in estimates of revenue and earnings over the remaining earn-out period, the fair value of earn-out liability was revalued at ₹293. The revision of estimates has also resulted in reduction in the carrying value of intangibles recognized on acquisition and an impairment charge has been recorded. Accordingly, a net gain of ₹1,032 has been recorded in the consolidated statement of income.

During the year ended March 31, 2018, an amount of ₹97 was paid to the sellers as final payment for the earn-outs. Accordingly, a net gain of ₹192 has been recorded in the consolidated statement of income.

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

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	846	₹	—	₹	846
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	846	₹	927	₹	1,773
Goodwill						3,913

Total purchase price					₹	5,686

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

The acquisition was consummated for a consideration of ₹30,850 (USD 450.9 million), net of ₹219 concluded as working capital adjustment during the year ended March 31, 2017. The consideration includes a deferred earn-out component of ₹1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹536 (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

During the year ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	36	₹	1,604	₹	1,640
Technology platform	₹	1,087	₹	1,888		2,975
Customer related intangibles		—		5,791		5,791
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,039)		(3,039)

Total	₹	1,123	₹	6,559	₹	7,682
Goodwill						22,590

Total purchase price					₹	30,272

Net assets acquired include ₹47 of cash and cash equivalents and trade receivables valued at ₹2,472.

The goodwill of ₹22,590 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2017, uncertainties around regulatory changes relating to the Affordable Care Act have led to a significant decline in the revenue and earnings estimates, resulting in revision of fair value of earn-out liability to ₹65. Further, this has resulted in reduction in the carrying value of certain intangible assets recognized on acquisition and accordingly an impairment charge has been recorded. Consequently, a net loss of ₹1,351 has been recorded in the consolidated statement of income.

During the year ended March 31, 2018, an amount of ₹66 was paid to the sellers representing final earn-out payments.

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

Summary of material acquisitions during the year ended March 31, 2017 is given below:

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc. (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹32,402 (USD 475.7 million).

During the year, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	526	₹	(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240	₹	4,382
Goodwill						28,020

Total purchase price					₹	32,402

Net assets acquired include ₹85 of cash and cash equivalents and trade receivables valued at ₹2,363.

The goodwill of ₹28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

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

Summary of material acquisitions during the year ended March 31, 2018 is given below:

During the year, the Company has completed four business combinations (which both individually and in aggregate are not material) for a total consideration of ₹6,924. These transactions include (a) an acquisition of IT service provider which is focused on Brazilian markets, (b) an acquisition of a design and business strategy consultancy firm based in the United States, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

During the year ended March 31, 2018, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739

Goodwill		1,185

Total purchase price	₹	6,924

The goodwill of ₹1,185 comprises value of acquired workforce and expected synergies arising from the acquisition. The goodwill was allocated among the reportable operating segments and is partially deductible for U.S. federal income tax purpose.

Net assets acquired include ₹58 of cash and cash equivalents and trade receivables valued at ₹215.

The pro-forma effects of these acquisition on the Company’s results were not material.

7. Investments

Investments consist of the followings:

	As at March 31,
	2017		2018
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds *	₹	104,675	₹	46,438
Others		569		—
Financial instruments at FVTOCI
Equity instruments		5,303		5,685
Commercial paper, Certificate of deposits and bonds		145,614		176,234
Financial instruments at amortized cost
Inter corporate and term deposits **		42,972		28,405

	₹	299,133	₹	256,762

Non-current		7,103		7,668
Current		292,030		249,094

*	Investments in liquid and short-term mutual funds include investments amounting to ₹Nil (March 31, 2017: ₹117) pledged as margin money deposits for entering into currency future contracts.
**	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹453 (March 31, 2017: ₹308).

Investment in equity accounted investee

The Company has no material associates as at March 31, 2018. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2017	2018
Carrying amount of the Company’s interest in associates	—	1,206

	For the year ended
	March 31,
	2017	2018
Company’s share on statements of income in associates	—	11

During the year ended March 31, 2018, the Company has increased its investment in Drivestream Inc. from 19.0% to 43.7%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 was ₹630.

During the year ended March 31, 2018, the Company has invested ₹576 for 33.3% stake in Denim Group LLC, a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 was ₹576.

8. Trade receivables

	As at March 31,
	2017		2018
Trade receivables	₹	107,952	₹	121,413
Allowance for lifetime expected credit loss (Refer Note 21)		(9,108)		(14,570)
Assets reclassified as held for sale		—		(1,407)

	₹	98,844	₹	105,436

Non-current		3,998		4,446
Current		94,846		100,990

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2017		2018
Balance at the beginning of the year	₹	8,709	₹	9,108
Additions during the year, net		2,427		5,456
Charged against allowance		(2,099)		(29)
Translation adjustment		71		35

Balance at the end of the year	₹	9,108	₹	14,570

9. Inventories

Inventories consist of the following:
	As at March 31,
	2017		2018
Stores and spare parts	₹	808	₹	769
Raw materials and components		1		—
Finished goods and traded goods		3,106		2,601

	₹	3,915	₹	3,370

10. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2016, 2017 and 2018 consists of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2016		2017		2018
Cash and bank balances	₹	63,518	₹	27,808	₹	23,300
Demand deposits with banks *		35,531		24,902		21,625

	₹	99,049	₹	52,710	₹	44,925

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Demand deposits with banks include deposits in lien with banks as at March 31, 2016, 2017 and 2018 amounting to ₹3, ₹Nil and ₹Nil, respectively.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2016		2017		2018
Cash and cash equivalents (as above)	₹	99,049	₹	52,710	₹	44,925
Bank overdrafts		(657)		(1,992)		(3,999)

	₹	98,392	₹	50,718	₹	40,926

11. Other assets

	As at March 31,
	2017		2018
Non-current
Financial asset
Security deposits	₹	1,636	₹	1,197
Other deposits		449		250
Finance lease receivables		2,674		2,739
Others		26		—

	₹4,785		₹4,186
Non-Financial asset
Prepaid expenses including rentals for leasehold land and Deposits	₹	8,833	₹	7,602
Others		3,175		4,468
Assets reclassified as held for sale		—		(530)

	₹	12,008	₹	11,540

Other non-current assets	₹	16,793	₹	15,726

	As at March 31,
	2017		2018
Current
Financial asset
Security deposits	₹	514	₹	1,238
Other deposits		148		59
Due from officers and employees		936		697
Finance lease receivables		1,854		2,271
Others		5,177		3,164

	₹8,629		₹7,429
Non-Financial asset
Prepaid expenses and Deposits	₹	12,824	₹	14,407
Due from officers and employees		1,413		1,175
Advance to suppliers		1,451		1,819
Deferred contract costs		4,270		3,211
Balance with excise, customs and other authorities		2,153		3,886
Others		11		50
Assets reclassified as held for sale		—		(1,381)

	₹	22,122	₹	23,167

Other current assets	₹	30,751	₹	30,596

Total	₹	47,544	₹	46,322

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payment
	As at March 31,
	2017		2018		2017		2018
Not later than one year	₹	2,060	₹	2,414	₹	1,854	₹	2,271
Later than one year but not later than five years		2,725		2,890		2,616		2,739
Later than five years		—		—		—		—
Unguaranteed residual values		62		—		58		—

Gross investment in lease		4,847		5,304		4,528		5,010
Less: Unearned finance income		(319)		(294)		—		—

Present value of minimum lease payment receivables	₹	4,528	₹	5,010	₹	4,528	₹	5,010

Non-current finance lease receivables						2,674		2,739
Current finance lease receivables						1,854		2,271

12. Loans and borrowings

Short-term loans and borrowings

The Company had short-term borrowings including bank overdrafts amounting to ₹116,742 and ₹79,598 as at March 31, 2017 and 2018 respectively. The principal source of Short-term borrowings from banks as of March 31, 2018 primarily consists of lines of credit of approximately ₹10,000 million, U.S. Dollar (U.S.$) 1,748 million, Canadian Dollar (CAD) 57 million, EURO 19 million, United Kingdom Pound sterling (GBP) 43 million, Indonesian Rupiah (IDR) 13,000 million and Saudi Riyal (SAR) 43 million from bankers for working capital requirements and other short term needs. As of March 31, 2018, the Company has unutilized lines of credit aggregating U.S.$ 711 million, EURO 2 million, GBP 42 million, CAD 27 million, ₹1,003 million, IDR 13,000 million and SAR 39 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹51,739 and ₹44,022 as of March 31, 2017 and 2018, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2017 and 2018, an amount of ₹29,716, and ₹22,476 respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

	As at March 31, 2017			As at March 31, 2018
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
U.S. Dollar	150		9,728	150		9,777	1.94%	June 2018
Unsecured loans
USD	2		118	625		40,715	1.90% - 3.81%	June 2021
Canadian Dollar (CAD)	85		4,131	72		3,660	1.20% - 3.26%	July 2021
Indian Rupee	NA		714	NA		366	8.30% - 9.40%	December 2021
Australian Dollar (AUD)	2		116	2		92	4.65%	January 2022
Great British Pound (GBP)	1		73	^		42	2.93%	February 2022
Euro	19		1,282	^		24	2.98%	December 2020
Brazilian Real (BRL)	—		—	1		12	14.04%	May 2019
Saudi Arabian Riyal (SAR)	71		1,229	—		—

		₹	17,391		₹	54,688
Obligations under finance leases			8,280			5,442
Liabilities directly associated with assets held for sale			—			(1,469)

			8,280			3,973

		₹	25,671		₹	58,661

Non-current portion of long-term loans and borrowings			19,611			45,268
Current portion of long-term loans and borrowings			6,060			13,393
^ Value is less than ₹1.

Changes in financing liabilities arising from cash and non-cash changes:

				Non-cash changes
	April 1, 2017		Cash flow	Assets taken on financial lease		Foreign exchange movements		Less: Liabilities directly associated with assets held for sale	March 31, 2018
Borrowings from banks		120,911	(6,661)		—		5,439	—		119,689
Bank overdrafts		1,992	2,007		—		—	—		3,999
External commercial borrowings		9,728	—		—		49	—		9,777
Obligations under finance leases		8,280	(3,627)		766		23	(1,469)		3,973
Loans from other than bank		1,501	(695)		—		15	—		821

	₹	142,412	₹(8,976)	₹	766	₹	5,526	₹(1,469)	₹	138,259

The contracts governing the Company’s unsecured external commercial borrowing contain certain covenants that limit future borrowings. The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As at March 31, 2017 and 2018 the Company has met all the covenants under these arrangements.

Obligations under finance leases amounting to ₹ 8,280 and ₹ 5,442 as at March 31, 2017 and 2018, respectively, are secured by underlying property, plant and equipment.

Interest expense was ₹ 1,916 and ₹ 3,045 for the year ended March 31, 2017 and 2018, respectively.

Finance lease payables consist of liabilities that are taken on lease for a contract term ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease payables are given below:

	Minimum lease payments				Present value of minimum lease payment
	As at March 31,
	2017		2018		2017		2018
Not later than one year	₹	3,876	₹	3,838	₹	3,623	₹	3,720
Later than one year but not later than five years		4841		1,784		4,657		1,722
Later than five years		—		—		—		—

Total minimum lease payments		8,717		5,622		8,280		5,442
Less: Amounts representing interest		(437)		(180)		—		—

Present value of minimum lease payment payables	₹	8,280	₹	5,442	₹	8,280	₹	5,442

Liabilities directly associated with assets held for sale		—		(1,469)		—		(1,469)

Obligation under finance lease	₹	8,280	₹	3,973	₹	8,280	₹	3,973

Non-current finance lease payables						4,657		1,722
Current finance lease payables						3,623		2,251

13. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the following:

	As at March 31,
	2017		2018
Trade payables	₹	23,452	₹	24,406
Accrued expenses		42,034		45,632
Liabilities directly associated with assets held for sale		—		(1,909)

	₹	65,486	₹	68,129

14. Other liabilities and provisions

	As at March 31,
Other liabilities		2017		2018

Non-current
Financial liabilities
Deposits and others	₹	853	₹	7

	₹	853	₹	7
Non-Financial liabilities
Employee benefits obligations	₹	4,235	₹	1,791
Others		412		2,440
Liabilities directly associated with assets held for sale		—		(8)

	₹	4,647	₹	4,223

Other non-current liabilities	₹	5,500	₹	4,230

	As at March 31,
	2017		2018
Current
Financial liabilities
Deposits and others	₹	342	₹	1,050

	₹	342	₹	1,050
Non-Financial liabilities
Statutory and other liabilities	₹	3,353	₹	4,263
Employee benefits obligations		5,912		8,537
Advance from customers		2,394		1,901
Others		1,026		1,139
Liabilities directly associated with assets held for sale		—		(277)

	₹	12,685	₹	15,563

Other current liabilities	₹	13,027	₹	16,613

Total	₹	18,527	₹	20,843

	As at March 31,
Provisions		2017		2018

Non-current
Provision for warranty	₹	4	₹	3

	₹	4	₹	3
Current
Provision for warranty	₹	436	₹	290
Others		834		506

	₹	1,270	₹	796

	₹	1,274	₹	799

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

A summary of activity for provision for warranty and other provisions is as follows:

	As at March 31, 2017						As at March 31, 2018
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	₹	402	₹	874	₹	1,276	₹	440	₹	834	₹	1,274
Additional provision during the year		631		169		800		317		7		324
Provision used during the year		(593)		(209)		(802)		(464)		(335)		(799)

Balance at the end of the year	₹	440	₹	834	₹	1,274	₹	293	₹	506	₹	799

15. Financial instruments

Financial assets and liabilities (carrying value / fair value)

	As at March 31,
	2017		2018
Assets:
Cash and cash equivalents	₹	52,710	₹	44,925
Investments
Financial instrument at FVTPL		105,244		46,438
Financial instrument at FVTOCI		150,917		181,919
Financial instrument at Amortized cost		42,972		28,405
Other financial assets
Trade receivables		98,844		105,436
Unbilled revenues		45,095		42,486
Other assets		13,414		11,615
Derivative assets		9,853		1,273

	₹	519,049	₹	462,497

Liabilities:
Trade payables and other payables
Trade payables and accrued expenses	₹	65,486	₹	68,129
Other liabilities		1,195		1,057
Loans, borrowings and bank overdrafts		142,412		138,259
Derivative liabilities		2,710		2,217

	₹	211,803	₹	209,662

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized other financial assets presented in the balance sheet
As at March 31, 2017	162,252	(4,899)	157,353
As at March 31, 2018	165,985	(6,448)	159,537

	Financial liabilities
	Gross amounts of recognized trade payables and other payables	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized trade payables and other payables presented in the balance sheet
As at March 31, 2017	71,580	(4,899)	66,681
As at March 31, 2018	75,634	(6,448)	69,186

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2018 and 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2017				As at March 31, 2018
	Total	Fair value measurements at reporting date			Total	Fair value measurements at reporting date
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	7,307	—	7,307	—	1,139	—	1,139	—
Others	2,546	—	2,120	426	134	—	134	—
Investments:
Investment in liquid and short-term mutual funds	104,675	104,675	—	—	46,438	46,438	—	—
Other investments	569	—	569	—	—	—	—	—
Investment in equity instruments	5,303	—	—	5,303	5,685	—	—	5,685
Commercial paper, Certificate of deposits and bonds	145,614	—	145,614	—	176,234	1,951	174,283	—
Liabilities
Derivative instruments:
Cash flow hedges	(55)	—	(55)	—	(1,276)	—	(1,276)	—
Others	(2,655)	—	(2,655)	—	(941)	—	(941)	—
Contingent consideration	(339)	—	—	(339)	—	—	—	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at the reporting date.

Details of assets and liabilities considered under Level 3 classification
	Investment in equity instruments		Derivative Assets - others		Liabilities - Contingent consideration
Balance as at April 1, 2016	₹	4,907	₹	558	₹(2,251)
Additions		620		—	—
Payouts		—		—	138
Gain/loss recognized in consolidated statement of income		—		(132)	1,546
Gain/loss recognized in foreign currency translation reserve		(41)		—	198
Gain/loss recognized in other comprehensive income		(183)		—	—
Finance expense recognized in consolidated statement of income		—		—	30

Balance as at March 31, 2017	₹	5,303	₹	426	₹(339)

Balance as at April 1, 2017	₹	5,303	₹	426	₹(339)
Additions		1,851		—	—
Payouts		—		—	164
Transferred to investment in equity accounted investee		(357)		—	—
Gain/loss recognized in consolidated statement of income		—		(426)	167
Gain/loss recognized in foreign currency translation reserve		53		—	(32)
Gain/loss recognized in other comprehensive income		(1,165)		—	—
Finance expense recognized in consolidated statement of income		—		—	40

Balance as at March 31, 2018	₹	5,685	₹	—	—

Description of significant unobservable inputs to valuation:

As at March 31, 2018
Items	Valuation technique	Significant unobservable input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments*	Third party quote	Forecast revenues	1.0%	18	(18)

As at March 31, 2017
Items	Valuation technique	Significant unobservable input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments*	Discounted cash flow model	Long-term growth rate	0.5%	55	(51)
Discount rate	0.5%	(93)	101
Market multiple approach	Revenue multiple	0.5	x	179	(186)

Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	31	(31)
Time to liquidation event	1 year	60	(69)

Contingent consideration	Probability weighted method	Estimated revenue achievement	5.0%	56	(56)
Estimated earnings achievement	1.0%	—	—

* Carrying value of ₹3,232 and ₹1,545 as at March 31, 2017 and 2018, respectively.

A one percentage point change in the unobservable inputs used in fair valuation of other Level 3 assets does not have a significant impact in its value.

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at March 31,
	2017				2018
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell : Forward contracts	USD	886	₹	3,627	USD	904	₹	951
		€228	₹	1,166		€134	₹	(531)
		£280	₹	2,475		£147	₹	(667)
	AUD	129	₹	154	AUD	77	₹	29
Range forward options contracts	USD	130	₹	106	USD	182	₹	5
		£—		—		£13	₹	5
		€—		—		€10	₹	2
Interest rate swaps	USD	—		—	USD	75	₹	(7)

							(in million)
	As at March 31,
	2017				2018
	Notional		Fair value		Notional		Fair value
Non-designated derivatives instruments
Sell : Forward contracts	USD	889	₹	1,714	USD	939	₹	(360)
		€83	₹	(4)		€58	₹	6
		£82	₹	79		£95	₹	(56)
	AUD	51	₹	3	AUD	77	₹	68
	SGD	3	₹	(3)	SGD	6	₹	(1)
	ZAR	262	₹	(17)	ZAR	132	₹	(16)
	CAD	41	₹	22	CAD	14	₹	32
	SAR	49	₹	11	SAR	62		^
	AED	69		^	AED	8		^
	PLN	31		^	PLN	36	₹	12
	CHF	—		—	CHF	6	₹	3
	QAR	—		—	QAR	11	₹	(3)
	TRY	—		—	TRY	10	₹	8
	MXN	—		—	MXN	61	₹	(6)
	NOK	—		—	NOK	34	₹	3
	OMR	—		—	OMR	3	₹	(1)
Range forward options contracts	USD	—		—	USD	50	₹	(6)
		£—		—		£20	₹	(2)
Buy : Forward contracts	USD	750	₹	(2,616)	USD	575	₹	(417)
	JPY	—		—	JPY	399	₹	6
	DKK	—		—	DKK	9	₹	(1)

^	Value is less than 1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2017		2018
Balance as at the beginning of the year	₹	2,367	₹	7,325
Deferred cancellation gain/ (loss), net		74		(6)
Changes in fair value of effective portion of derivatives		12,391		(12)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions		(7,507)		(7,450)

Gain/(loss) on cash flow hedging derivatives, net	₹	4,958	₹	(7,468)

Balance as at the end of the year		7,325		(143)
Deferred tax thereon		(1,419)		29

Balance as at the end of the year, net of deferred tax	₹	5,906	₹	(114)

The related hedge transactions for balance in cash flow hedging reserves as of March 31, 2018 are expected to occur and be reclassified to the consolidated statement of income over a period of two years.

As at March 31, 2017 and 2018, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled revenues, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2017 and March 31, 2018 is not material.

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of loans and borrowings in the consolidated statement of financial position.

Financial risk management

Market Risk

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

As of March 31, 2017 and 2018 respectively, a ₹1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹1,155 (consolidated statement of income ₹139 and other comprehensive income ₹1,016) and ₹1,500 (consolidated statement of income ₹414 and other comprehensive income ₹1,086) respectively decrease/increase in the fair value of foreign currency dollar denominated derivative instruments.

The below table presents foreign currency risk from non-derivative financial instruments as of March 31, 2017 & 2018:

	As at March 31, 2017
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	33,388	₹	4,663	₹	5,078	₹	2,547	₹	890	₹	4,218	₹	50,784
Unbilled revenues		15,839		2,801		4,454		2,024		577		2,926		28,621
Cash and cash equivalent		15,752		1,178		571		335		2		675		18,513
Other assets		1,612		1,437		190		1,568		7		360		5,174
Loans and borrowings		(58,785)		(494)		(604)		(537)		—		(509)		(60,929)
Trade payables, accrued expenses and other liabilities		(22,339)		(4,284)		(4,605)		(1,453)		(443)		(2,136)		(35,260)

Net assets/ (liabilities)	₹	(14,533)	₹	5,301	₹	5,084	₹	4,484	₹	1,033	₹	5,534	₹	6,903

	As at March 31, 2018
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	32,948	₹	7,273	₹	6,585	₹	3,459	₹	990	₹	3,651	₹	54,906
Unbilled revenues		13,893		2,571		5,189		2,094		338		1,609		25,694
Cash and cash equivalent		9,144		3,791		1,685		786		34		2,241		17,681
Other assets		1,879		1,993		285		1,122		1		333		5,613
Loans and borrowings		(49,257)		(41)		(37)		(165)		—		(137)		(49,637)
Trade payables, accrued expenses and other liabilities		(23,561)		(3,474)		(5,958)		(1,516)		(652)		(2,942)		(38,103)

Net assets/ (liabilities)	₹	(14,954)	₹	12,113	₹	7,749	₹	5,780	₹	711	₹	4,755	₹	16,154

#	Other currencies reflect currencies such as Singapore Dollars, Danish Krone, etc.

As at March 31, 2017 and 2018, respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹69 and ₹162 respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2018, additional net annual interest expense on floating rate borrowing would amount to approximately ₹1,186.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2017 and 2018 or for revenues for the year ended March 31, 2016, 2017 and 2018. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2018, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2017
			Contractual Cash Flows
	Carrying value		Less than 1 year		1-2 years		2-4years		4-7years		Total
Loans, borrowings and bank overdrafts	₹	142,412	₹	124,243	₹	14,132	₹	5,526	₹	341	₹	144,242
Trade payables and accrued expenses		65,486		65,486		—		—		—		65,486
Derivative liabilities		2,710		2,708		2		—		—		2,710
Other liabilities		1,195		341		810		—		77		1,228

	As at March 31, 2018
			Contractual Cash Flows
	Carrying value		Less than 1 year		1-2 years		2-4years		4-7years		Total
Loans, borrowings and bank overdrafts	₹	138,259	₹	95,466	₹	18,997	₹	28,190	₹	6	₹	142,659
Trade payables and accrued expenses		68,129		68,129		—		—		—		68,129
Derivative liabilities		2,217		2,210		7		—		—		2,217
Other liabilities		1,057		1,050		7						1,057

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2017		2018
Cash and cash equivalents	₹	52,710	₹	44,925
Investment		292,030		249,094
Loans and borrowings		(142,412)		(138,259)

	₹	202,328	₹	155,760

16. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2017		2018
Balance at the beginning of the year	₹	16,116	₹	13,107
Translation difference related to foreign operations, net		(3,285)		3,560
Change in effective portion of hedges of net investment in foreign operations		276		(49)

Total change during the year		(3,009)		3,511

Balance at the end of the year	₹	13,107	₹	16,618

17. Income taxes

Income tax expenses has been allocated as follows:

	Year ended March 31,
	2016		2017		2018
Income tax expense as per the consolidated statement of income	₹	25,366	₹	25,213	₹	22,390
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		42		594		(644)
Gains/(losses) on cash flow hedging derivatives		(260)		962		(1,448)
Defined benefit plan actuarial gains/(losses)		(224)		43		255

	₹	24,924	₹	26,812	₹	20,553

Income tax expenses consists of the following:

	Year ended March 31,
	2016		2017		2018
Current taxes
Domestic	₹	20,221	₹	21,089	₹	18,500
Foreign		5,536		5,412		7,834

		25,757		26,501		26,334
Deferred taxes
Domestic		(506)		(63)		3
Foreign		115		(1,225)		(3,947)

		(391)		(1,288)		(3,944)

	₹	25,366	₹	25,213	₹	22,390

Income tax expenses are net of reversal of provisions pertaining to earlier periods, amounting to ₹1,337, ₹593 and ₹380 for the year ended March 31, 2016, 2017 and 2018, respectively.

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2016		2017		2018
Profit before taxes	₹	114,933	₹	110,356	₹	102,474
Enacted income tax rate in India		34.61%		34.61%		34.61%

Computed expected tax expense		39,778		38,194		35,466
Effect of:
Income exempt from tax		(12,799)		(12,684)		(12,878)
Basis differences that will reverse during a tax holiday period		(568)		(274)		167
Income taxed at higher/ (lower) rates		(1,449)		(1,105)		(111)
Reversal of deferred tax for past years due to rate reduction *		—		—		(1,563)
Taxes related to prior years		(1,337)		(593)		(380)
Changes in unrecognized deferred tax assets		87		40		239
Expenses disallowed for tax purpose		1,752		1,787		1,431
Others, net		(98)		(152)		19

Income tax expense	₹	25,366	₹	25,213	₹	22,390

Effective income tax rate		22.07%		22.85%		21.85%

*

The “Tax Cuts and Jobs Act,” was signed into law on December 22, 2017 (‘US Tax Reforms’) which among other things, makes significant changes to the rules applicable to the taxation of corporations, such as changing the corporate tax rate from 35% to 21% rate effective January 1, 2018. For the year ended March 2018, the Company took a positive impact of ₹1,563 on account of re-statement of deferred tax items pursuant to US Tax Reforms.

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2017		2018
Carry-forward losses *	₹	5,513	₹	5,694
Accrued expenses and liabilities		3,151		3,107
Allowances for lifetime expected credit loss		2,955		4,499
Minimum alternate tax		1,520		74
Cash flow hedges		—		29

		13,139		13,403

Property, plant and equipment		(4,153)		(2,166)
Amortizable goodwill		(4,057)		(1,810)
Intangible assets		(4,511)		(3,190)
Interest on bonds and fair value movement of investments		(2,245)		(1,712)
Cash flow hedges		(1,419)		—
Deferred revenue		(183)		(273)
Others		(87)		(403)

		(16,655)		(9,554)

Net deferred tax assets / (liabilities)	₹	(3,516)	₹	3,849
Amounts presented in statement of financial position:
Deferred tax assets	₹	3,098	₹	6,908
Deferred tax liabilities	₹	(6,614)	₹	(3,059)

*	Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2016	As at April 1, 2015	Credit/ (charge) in the consolidated statement of Changes in equity on adoption of IFRS 9	Credit/(charge) in the consolidated statement of income	Credit/ (charge) in the Other comprehensive income	On account of business combination	As at March 31, 2016
Carry-forward losses	3,589	—	147	(90)	1,604	5,250
Accrued expenses and liabilities	2,546	—	500	224	—	3,270
Allowances for lifetime expected credit loss	1,859	430	751	(1)	—	3,039
Minimum alternate tax	1,844	—	(387)	—	—	1,457
Property, plant and equipment	(3,416)	—	(827)	(19)	—	(4,262)
Amortizable goodwill	(3,347)	—	(977)	361	—	(3,963)
Intangible assets	(1,965)	—	989	58	(3,747)	(4,665)
Interest on bonds and fair value movement of investments	(448)	—	(324)	(42)	—	(814)
Cash flow hedges	(719)	—	1	260	—	(458)
Deferred revenue	(418)	—	377	37	—	(4)
Others	180	—	141	7	—	328

Total	(295)	430	391	795	(2,143)	(822)

Movement during the year ended March 31, 2017	As at April 1, 2016	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in the Other comprehensive income	On account of business combination	Assets held for sale	As at March 31, 2017
Carry-forward losses	5,250	825	(562)	—	—	5,513
Accrued expenses and liabilities	3,270	(44)	(75)	—	—	3,151
Allowances for lifetime expected credit loss	3,039	(77)	(7)	—	—	2,955
Minimum alternate tax	1,457	63	—	—	—	1,520
Property, plant and equipment	(4,262)	(249)	358	—	—	(4,153)
Amortizable goodwill	(3,963)	(401)	307	—	—	(4,057)
Intangible assets	(4,665)	2,639	279	(2,764)	—	(4,511)
Interest on bonds and fair value movement of investments	(814)	(837)	(594)	—	—	(2,245)
Cash flow hedges	(458)	—	(961)	—	—	(1,419)
Deferred revenue	(4)	(192)	13	—	—	(183)
Others	328	(439)	24	—	—	(87)

Total	(822)	1,288	(1,218)	(2,764)	—	(3,516)

Movement during the year ended March 31, 2018	As at April 1, 2017	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in the Other comprehensive income	On account of business combination	Assets held for sale	As at March 31, 2018
Carry-forward losses	5,513	133	48	—	—	5,694
Accrued expenses and liabilities	3,151	243	(246)	—	(41)	3,107
Allowances for lifetime expected credit loss	2,955	1,564	2	—	(22)	4,499
Minimum alternate tax	1,520	(1,446)	—	—	—	74
Property, plant and equipment	(4,153)	912	(75)	—	1,150	(2,166)
Amortizable goodwill	(4,057)	1,522	(53)	—	778	(1,810)
Intangible assets	(4,511)	1,546	(112)	(113)	—	(3,190)
Interest on bonds and fair value movement of investments	(2,245)	(112)	645	—	—	(1,712)
Cash flow hedges	(1,419)	—	1,448	—	—	29
Deferred revenue	(183)	(35)	(9)	—	(46)	(273)
Others	(87)	(383)	(75)	—	142	(403)

Total	(3,516)	3,944	1,573	(113)	1,961	3,849

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and actuarial gains/losses on defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income.

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

Deferred tax asset amounting to ₹4,238 and ₹3,756 as at March 31, 2017 and 2018, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹13,581 and ₹14,510 as at March 31, 2017 and 2018, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, ₹5,371 and ₹6,223 as at March 31, 2017 and 2018, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately, ₹8,210 and ₹8,287 as at March 31, 2017 and 2018, respectively, expires in various years through fiscal 2037.

The Company has recognized deferred tax assets of ₹5,513 and ₹5,287 in respect of carry forward losses of its various subsidiaries as at March 31, 2017 and 2018. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

Pursuant to the changes in the Indian income tax laws in the past year, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under Section 10A, 10B and 10AA of the Income Tax Act, 1961; consequently, the Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of ₹1,520 and ₹74 has been recognized in the statement of consolidated financial position as of March 31, 2017 and 2018 respectively, which can be carried forward for a period of fifteen years from the year of recognition.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units designated in special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2030-31. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹12,754, ₹11,958 and ₹11,635 for the years ended March 31, 2016, 2017 and 2018, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2016, 2017 and 2018 was ₹2.60, ₹2.46 and ₹2.45, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹46,905 and ₹51,432 as of March 31, 2017 and 2018, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

18. Dividends, Bonus and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹12, ₹3 and ₹1, during the years ended March 31, 2016, 2017 and 2018, respectively, including an interim dividend of ₹5, ₹2 and ₹1 for the year ended March 31, 2016, 2017 and 2018, respectively.

The bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 3, 2017 through Postal Ballot /e-voting. For this purpose, June 14, 2017, was fixed as the record date. Consequently, on June 15, 2017, the Company allotted 2,433,074,327 shares and ₹4,866 (representing par value of ₹2 per share) has been transferred from retained earnings to share capital.

During the year ended March 31, 2018, the Company has concluded the buyback of 343,750,000 equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹110,000. In line with the requirement of the Companies Act 2013, an amount of ₹1,656 and ₹108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, share capital has reduced by ₹687.

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

The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2017 and 2018 was as follows:

	As at March 31,
	2017		2018		% Change
Equity attributable to the equity shareholders of the Company	₹	520,304	₹	482,936	(7.18)%

As percentage of total capital		79%		78%
Current loans and borrowings		122,801		92,991
Non-current loans and borrowings		19,611		45,268

Total loans and borrowings	₹	142,412	₹	138,259	(2.92)%
As percentage of total capital		21%		22%

Total capital (loans and borrowings and equity)	₹	662,716	₹	621,195	(6.27)%

Loans and borrowings represents 21 % and 22 % of total capital as of March 31, 2017 and 2018, respectively. The Company is not subjected to any externally imposed capital requirements.

20. Revenue

	Year ended March 31,
	2016		2017		2018
Rendering of services	₹	481,369	₹	522,061	₹	524,543
Sales of products		31,071		28,341		20,328

	₹	512,440	₹	550,402	₹	544,871

21. Expenses by nature

	Year ended March 31,
	2016		2017		2018
Employee compensation	₹	245,534	₹	268,081	₹	272,223
Sub-contracting/ technical fees		67,769		82,747		84,437
Cost of hardware and software		30,096		27,216		18,985
Travel		23,507		20,147		17,399
Facility expenses		16,480		19,297		21,044
Depreciation, amortization and impairment		14,965		23,107		21,124
Communication		4,825		5,370		5,353
Legal and professional fees		4,214		4,957		4,690
Rates, taxes and insurance		2,526		2,261		2,400
Marketing and brand building		2,292		2,936		3,140
Lifetime expected credit loss and provision for deferred contract cost *		2,004		2,427		6,565
Miscellaneous expenses		5,235		5,836		4,705

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	419,447	₹	464,382	₹	462,065

*

Consequent to insolvency of two of our customers, the Company has recognized provision of ₹4,612 for impairment of receivables and deferred contract cost. ₹416 and ₹4,196 of these provisions have been included in cost of revenue and General and administrative expenses respectively for the year ended March 31, 2018.

22. Other operating income

During the year ended March 31, 2017, the Company has concluded the sale of the EcoEnergy division for a consideration of ₹4,670. Net gain from the sale, amounting to ₹4,082 has been recorded as other operating income.

23. Finance expense

	Year ended March 31,
	2016		2017		2018
Interest expense	₹	1,206	₹	2,675	₹	3,451
Exchange fluctuation on foreign currency borrowings, net		4,172		3,267		2,379

	₹	5,378	₹	5,942	₹	5,830

24. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2016		2017		2018
Interest income	₹	20,364	₹	18,066	₹	17,806
Dividend income		66		311		609
Net gain from investments classified as FVTPL		2,991		3,822		5,410
Net gain from investments classified as FVOCI		30		220		174

Finance and other income	₹	23,451	₹	22,419	₹	23,999
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL		920		6,975		(107)
Other Foreign exchange gains/(losses), net		2,947		(3,198)		1,595

Foreign exchange gains/(losses), net	₹	3,867	₹	3,777	₹	1,488

	₹	27,318	₹	26,196	₹	25,487

25. Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares.

	Year ended March 31,
	2016		2017		2018
Profit attributable to equity holders of the Company	₹	89,075	₹	84,895	₹	80,081
Weighted average number of equity shares outstanding		4,913,118,800		4,857,081,010		4,750,043,400

Basic earnings per share	₹	18.13	₹	17.48	₹	16.86

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended March 31,
	2016		2017		2018
Profit attributable to equity holders of the Company	₹	89,075	₹	84,895	₹	80,081
Weighted average number of equity shares outstanding		4,913,118,800		4,857,081,010		4,750,043,400
Effect of dilutive equivalent share options		10,261,016		14,266,128		8,318,575

Weighted average number of equity shares for diluted earnings per share		4,923,379,816		4,871,347,138		4,758,361,975

Diluted earnings per share	₹	18.09	₹	17.43	₹	16.83

Earnings per share and number of share outstanding for the years ended March 31, 2016 and 2017 have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 03, 2017.

26. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2016, 2017 and 2018 were ₹1,534, ₹1,742 and ₹1,347, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 14,829,824, 13,728,607 and 23,097,216 treasury shares as of March 31, 2016, 2017 and 2018, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of Options reserved under the plan	Range of Exercise Price
Wipro Employee Stock Option plan 2000 (2000 plan)	560,606,060	₹	171 - 490
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	44,848,484	₹	2
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	44,848,484	US $	0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	44,848,484	₹	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	37,373,738	₹	2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	29,659,648	₹	2

Below plans are discontinued as at March 31, 2018
Name of Plan	Number of Options reserved under the plan	Range of Exercise Price
Wipro Employees Stock Option plan 1999 (1999 plan)	50,000,000	₹	171 - 490
Stock Option plan (2000 ADS Plan)	15,000,000	US $	3 - 7

Employees covered under Stock Option Plans and Restricted Stock Unit (RSU) Option Plans (collectively “stock option plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of three to five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for these stock option plans is ten years.

The activity in these stock option plans and restricted stock unit option plan is summarized below:

			Year ended March 31,
			2016			2017			2018
Particulars	Exercise price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price
Outstanding at the	₹	480.20	20,181	₹	480.20	20,181	₹	480.20	20,181	₹	480.20
beginning of	₹	2	6,332,219	₹	2	7,254,326	₹	2	7,952,083	₹	2
the year	US $	0.03	2,576,644	US $	0.03	3,747,430	US $	0.03	5,288,783	US $	0.03

Bonus on outstanding	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
Refer Note 18	₹	2	—	₹	2	—	₹	2	6,968,406	₹	2
	US $	0.03	—	US $	0.03	—	US $	0.03	4,077,070	US $	0.03

Granted*	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	2,870,400	₹	2	2,398,000	₹	2	4,612,400	₹	2
	US $	0.03	1,697,700	US $	0.03	2,379,500	US $	0.03	3,897,000	US $	0.03

Exercised	₹	480.20	—	₹	480.20	—	₹	480.20	(20,181)	₹	480.20
	₹	2	(1,329,376)	₹	2	(1,113,775)	₹	2	(5,325,217)	₹	2
	US $	0.03	(340,876)	US $	0.03	(174,717)	US $	0.03	(2,565,976)	US $	0.03

Forfeited and	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
Expired	₹	2	(618,917)	₹	2	(586,468)	₹	2	(663,675)	₹	2
	US $	0.03	(186,038)	US $	0.03	(663,430)	US $	0.03	(497,823)	US $	0.03

Outstanding at the	₹	480.20	20,181	₹	480.20	20,181	₹	480.20	—	₹	480.20
end of the year	₹	2	7,254,326	₹	2	7,952,083	₹	2	13,543,997	₹	2
	US $	0.03	3,747,430	US $	0.03	5,288,783	US $	0.03	10,199,054	US $	0.03

Exercisable at the	₹	480.20	20,181	₹	480.20	20,181	₹	480.20	—	₹	480.20
end of the year	₹	2	1,204,405	₹	2	698,320	₹	2	1,875,994	₹	2
	US $	0.03	256,753	US $	0.03	141,342	US $	0.03	789,962	US $	0.03

	The following table summarizes information about outstanding stock options and restricted stock unit option plan:
		Year ended March 31,
		2016				2017				2018
Exercise price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price
₹	480.20	20,181	—	₹	480.20	20,181	—	₹	480.20	—	—	₹	480.20
₹	2	7,254,326	23	₹	2	7,952,083	19	₹	2	13,543,997	27	₹	2
	US $ 0.03	3,747,430	24	US $	0.03	5,288,783	24	US $	0.03	10,199,054	28	US $	0.03

The weighted-average grant-date fair value of options granted during the year ended March 31, 2016, 2017 and 2018 was ₹699.96, ₹569.52 and ₹337.74 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2016, 2017 and 2018 was ₹608.62, ₹536.80 and ₹303.44 for each option, respectively.

*

Includes Nil, 79,000 and 1,097,600 Performance based stock options (RSU) granted during the year ended March 31, 2016, 2017 and 2018, respectively. Nil, 188,000 and 1,113,600 Performance based stock options (ADS) granted during the year ended March 31, 2016, 2017 and 2018, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

27. Employee benefits

a) Employee costs includes

	Year ended March 31,
	2016		2017		2018
Salaries and bonus	₹	237,130	₹	258,207	₹	261,981
Employee benefits plans
Gratuity and other defined benefit plans		885		1,095		1,532
Defined contribution plans		5,985		7,037		7,363
Share based compensation		1,534		1,742		1,347

	₹	245,534	₹	268,081	₹	272,223

The employee benefit cost is recognized in the following line items in the consolidated statement of income:
	Year ended March 31,
	2016		2017		2018
Cost of revenues	₹	207,747	₹	226,595	₹	228,937
Selling and marketing expenses		23,663		26,051		28,070
General and administrative expenses		14,124		15,435		15,216

	₹	245,534	₹	268,081	₹	272,223

Defined benefit plan actuarial (gains)/ losses recognized in other comprehensive income include:
	Year ended March 31,
	2016		2017		2018
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	₹	30	₹	(189)	₹	(18)
Actuarial loss/ (gain) arising from financial assumptions		180		363		(296)
Actuarial loss/ (gain) arising from demographic assumptions		2		(73)		(54)
Actuarial loss/ (gain) arising from experience adjustments		798		(313)		(454)

	₹	1,010	₹	(212)	₹	(822)

b) Defined benefit plans

Defined benefit plans include gratuity for employees drawing salary in Indian rupees and certain benefits plans in foreign jurisdictions

Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2016		2017		2018
Current service cost	₹	915	₹	1,130	₹	1,525
Net interest on net defined benefit liability/(asset)		(30)		(35)		7

Net gratuity cost/(benefit)		885		1,095		1,532

Actual return on plan assets	₹	351	₹	692	₹	501

Change in present value of defined benefit obligation is summarized below:
			As at March 31,
			2017		2018
Defined benefit obligation at the beginning of the year			₹	6,656	₹	8,270
Acquisitions				751		38
Current service cost				1,130		1,525
Interest on obligation				464		490
Benefits paid				(708)		(865)
Remeasurement loss/(gains)
Actuarial loss/(gain) arising from financial assumptions				363		(296)
Actuarial loss/(gain) arising from demographic assumptions				(73)		(54)
Actuarial loss/(gain) arising from experience adjustments				(313)		(454)

Defined benefit obligation at the end of the year			₹	8,270	₹	8,654

Change in plan assets is summarized below:
			As at March 31,
			2017		2018
Fair value of plan assets at the beginning of the year			₹	6,488	₹	7,919
Acquisitions				561		28
Expected return on plan assets				499		483
Employer contributions				186		59
Benefits paid				(4)		—
Remeasurement (loss)/gains
Return on plan assets excluding interest income				189		18

Fair value of plan assets at the end of the year			₹	7,919	₹	8,507

Present value of unfunded obligation				(351)		(147)

Recognized asset/(liability)				(351)		(147)

As at March 31, 2017 and 2018, plan assets were primarily invested in insurer managed funds

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2017	2018
Discount rate	5.91%	6.30%
Expected return on plan assets	5.91%	6.30%
Expected rate of salary increase	6.90%	6.89%
Duration of defined benefit obligations	8 years	8 years

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2019	₹	1,162

Estimated benefit payments from the fund for the year ending March 31:
2019	₹	1,338
2020		1,062
2021		1,059
2022		1,065
2023		1,053
Thereafter		5,454

Total	₹	11,031

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2018.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As of March 31, 2018, every 0.5 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹(320) and ₹341, respectively (March 31, 2017: ₹(187) and ₹207, respectively).

As of March 31, 2018 every 0.5 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹184 and ₹(173), respectively (March 31, 2017: ₹176 and ₹(169), respectively).

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2017		2018
Fair value of plan assets	₹	40,059	₹	46,016
Present value of defined benefit obligation		(40,059)		(46,016)

Net (shortfall)/ excess	₹	-	₹	-

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2017	2018
Discount rate for the term of the obligation	6.90%	7.35%
Average remaining tenure of investment portfolio	6 years	7 years
Guaranteed rate of return	8.65%	8.55%

28. Related party relationship and transactions

List of subsidiaries and associates as of March 31, 2018 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
		Cooper Software, Inc.	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság	Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited Wipro Technologies South Africa (Proprietary) Limited	Wipro Technologies Nigeria Limited	Ghana South Africa Nigeria
	Wipro IT Service Ukraine LLC Wipro Information Technology Netherlands BV.		Ukraine Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A. Wipro do Brasil Technologia Ltda (A)	Peru Brazil Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited *			India

Appirio India Cloud Solutions Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda , Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies Gmbh		Germany
	New Logic Technologies SARL		France

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas DeInformatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S Designit Peru SAC	Colombia Peru

Cellent GmbH			Austria
	Frontworx Informationstechnologie GmbH		Austria

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
HPH Holdings Corp.			USA
	HealthPlan Services Insurance Agency, Inc.		USA
	HealthPlan Services, Inc.		USA
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, Inc.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Appirio Ltd (UK)	U.K.
	Appirio Singapore Pte Ltd		Singapore

As of March 31, 2018, the Company held 43.7% interest in Drivestream Inc and 33.3% interest in Demin Group LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Inc. Benefit Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Azim Premji education trust	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director
Key management personnel
Azim H. Premji	Chairman and Managing Director
T K Kurien	Executive Vice Chairman(6)
Abidali Z. Neemuchwala	Chief Executive Officer and Executive Director[4]
Dr. Ashok Ganguly	Non-Executive Director
Narayanan Vaghul	Non-Executive Director
Dr. Jagdish N Sheth	Non-Executive Director(7)
William Arthur Owens	Non-Executive Director
M.K. Sharma	Non-Executive Director
Vyomesh Joshi	Non-Executive Director(3
Ireena Vittal	Non-Executive Director
Rishad Azim Premji	Chief Strategy Officer and Executive Director(1)
Jatin Pravinchandra Dalal	Chief Financial Officer(2)
Dr. Patrick J. Ennis	Non-Executive Director(5)
Patrick Dupuis	Non-Executive Director(5)

(1)	Effective May 1, 2015

(2)	Effective April 1, 2015
(3)	Up to July19, 2016.
(4)	Effective February 1, 2016
(5)	Effective April 1, 2016
(6)	Up to January 31, 2017
(7)	Up to July 18, 2016.

Relatives of key management personnel:

- Yasmeen H. Premji

- Tariq Azim Premji

The Company has the following related party transactions:

	Entities controlled by Directors			Key Management Personnel
Transaction / balances	2016	2017	2018	2016	2017	2018
Sales of goods and services	240	114	136	—	—	—
Assets purchased	231	106	290	—	—	—
Dividend	20,559	5,087	3,171	1,147	287	191
Buyback of shares	—	19,638	63,745	—	2	^
Rental Income	36	43	42	—	—	—
Rent Paid	22	8	7	6	6	6
Others	43	93	31	—	—	—

Key management personnel *
Remuneration and short-term benefits	—	—	—	273	231	248
Other benefits	—	—	—	135	156	130

Balance as at the year end
Receivables	137	76	39	—	—	—
Payables	225	22	57	37	27	55

Further investment in associates during the year ₹Nil and ₹261 as at March 31, 2017 and 2018 respectively.

^	value is less than ₹1

*

Post employment benefit comprising compensated absences is not disclosed as this are determined for the Company as a whole. Benefits includes the prorated value of Restricted Stock Units (“RSU’s”) granted to the personnel, which vest over a period of time. Other benefits include share based compensation ₹126, ₹148 and ₹124 as at March 31, 2016, 2017 and 2018 respectively.

29. Commitments and contingencies

Operating leases: The Company has taken office, vehicles and IT equipment under cancellable and non-cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were ₹5,184 and ₹5,953 and ₹6,236 for the year ended March 2016, 2017 and 2018, respectively.

Details of contractual payments under non-cancelable leases are given below:

	As at March 31,
	2017		2018
Not later than one year	₹	5,040	₹	6,186
Later than one year but not later five years		12,976		12,470
Later than five years		2,760		2,354

	₹	20,776	₹	21,010

Capital commitments: As at March 31, 2017 and 2018 the Company had committed to spend approximately ₹12,238 and ₹13,091 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2017 and 2018, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹22,023 and ₹21,546, respectively, as part of the bank line of credit.

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

On similar issues for years up to March 31, 2000, the Honorable High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011 the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹4,241 (including interest of ₹1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with ₹Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the final assessment order in November 2017 with a proposed demand of ₹3,286 (including interest of ₹1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Honorable ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014 the Company received the draft assessment order in January 2018 with a proposed demand of ₹8,701 (including interest of ₹2,700), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed the appeal before DRP.

Income tax claims against the Company (excluding interest) amounting to ₹55,942 and ₹64,643 have not been acknowledged as debt as at March 31, 2017 and 2018, respectively. Interest, if these claims sustain on ultimate resolution, amounted to ₹36,797 as at March 31, 2018. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters against the Company (excluding interest) amounting to ₹2,585 and ₹5,826 are not acknowledged as debt as at March 31, 2017 and March 31, 2018, respectively. Interest, if these claims sustain on ultimate resolution amounted to ₹1,919 as at March 31, 2018. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

In December 2017, National Grid filed a legal claim against the Company in U.S. District Court of the Eastern District of New York seeking damages amounting to $140 million (₹9,124) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

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

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

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

Information on reportable segment for the year ended March 31, 2016 is as follows:
	IT Services							IT Products	Reconciling Items	Total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	128,147	58,358	79,514	70,866	113,422	37,009	487,316	29,722	(731)	516,307
Segment Result	27,902	12,009	13,590	13,475	24,223	5,990	97,189	(1,007)	(386)	95,796
Unallocated							1,064	—	—	1,064

Segment Result Total							98,253	(1,007)	(386)	96,860
Finance expense										(5,378)
Finance and other income										23,451

Profit before tax										114,933
Income tax expense										(25,366)

Profit for the year										89,567

Depreciation and amortization										14,965

Information on reportable segment for the year ended March 31, 2017 is as follows:
	IT Services							IT Products	Reconciling Items	Total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	135,967	82,242	83,417	68,883	119,175	38,756	528,440	25,922	(183)	554,179
Other operating income	—	—	—	—	—	—	4,082	—	—	4,082
Segment Result	24,939	9,479	14,493	14,421	23,453	6,149	92,934	(1,680)	(506)	90,748
Unallocated							(951)	—	—	(951)

Segment Result Total							96,065	(1,680)	(506)	93,879
Finance expense										(5,942)
Finance and other income										22,419

Profit before tax										110,356
Income tax expense										(25,213)

Profit for the year										85,143

Depreciation and amortization										23,107

Information on reportable segment for the year ended March 31, 2018 is as follows:
	IT Services							IT Products	Reconciling Items	Total
	BFSI	HLS	CBU	ENU	MNT	COMM	Total
Revenue	148,062	74,177	83,762	68,427	120,272	33,710	528,410	17,998	(49)	546,359
Segment Result	24,626	9,620	13,060	8,060	21,742	3,158	80,266	362	319	80,947
Unallocated							3,347	—	—	3,347

Segment Result Total							83,613	362	319	84,294
Finance expense										(5,830)
Finance and other income										23,999
Share of profit/ (loss) of equity accounted investee										11

Profit before tax										102,474
Income tax expense										(22,390)

Profit for the year										80,084

Depreciation and amortization										21,124

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2016		2017		2018
India	₹	51,371	₹	46,555	₹	43,099
Americas*		258,615		290,719		283,515
Europe		126,417		133,909		138,597
Rest of the world		79,904		82,996		81,148

	₹	516,307	₹	554,179	₹	546,359

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2016, 2017 and 2018.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the consolidated statement of income).

d)

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

f)

Segment results for ENU and COMM industry vertical for year ended March 31, 2018 is after considering the impact of provision by ₹3,175 and ₹1,437 for impairment of receivables and deferred contract costs (Refer Note 21).

g)

Segment results of HLS industry vertical for the year ended March 31, 2017 and 2018, is after considering the impact of impairment charge recorded on certain intangible assets recognized on acquisition (Refer Note 5).

h)	Net gain from sale of EcoEnergy division amounting to ₹4,082 is included as part of IT Services segment result for the year ended March 31, 2017.
i)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Year ended March 31,
	2016		2017		2018
IT Services	₹	1,424	₹	1,550	₹	1,402
IT Products		2		4		3
Reconciling items		108		188		(58)

	₹	1,534	₹	1,742	₹	1,347

31. Bank balance

Details of balance with banks as of March 31, 2018 are as follows:

	In Current Account		In Deposit Account		Total
Citi Bank	₹	12,144	₹	1,007	₹	13,151
HSBC		4,907		3,323		8,230
Deutsche Bank		—		4,500		4,500
Yes Bank		53		4,216		4,269
ANZ Bank		232		3,845		4,077
HDFC Bank		517		2,150		2,667
Saudi British Bank		100		1,651		1,751
Wells Fargo Bank		1,400		—		1,400
Standard Chartered Bank		706		—		706
ICICI Bank		12		602		614
Silicon Valley Bank		331		—		331
IOB		—		292		292
Unicredit Bank Austria AG		192		—		192
Bank of Montreal		192		—		192
BNP Paribas		156		—		156
Kreissparkasse		135		—		135
RABO Bank		66		—		66
State Bank of India		65		—		65
Bradesco S.A		56		3		59
Funds in Transit		1,134		—		1,134
Other		902		36		938

Total	₹	23,300	₹	21,625	₹	44,925

32. Assets held for sale

During the year ended March 31, 2018, the Company has signed a definitive agreement to divest its hosted data center services business to Ensono Holdings, LLC and its affiliates (Ensono Group). The sale concluded on June 27, 2018.

Further on April 5, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited.

These disposal groups do not constitute a major component of the Company and hence are not classified as discontinued operations.

The assets and liabilities associated with these transactions are classified as assets held for sale and liabilities directly associated with assets held for sale amounting to ₹27,201 and ₹6,212 respectively. Foreign currency translation reserve includes ₹2,907 directly associated with assets held for sale.

Item 19. Exhibits

Exhibit Number		Incorporated by Reference
	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000
1.2	Memorandum and Articles of Association of Wipro Limited	6-K	001-16139	99.2	6/7/2017
2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017
2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000
4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000
4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000
4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000
4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004
4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016
4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016
4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016
4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008
4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008
	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008
4.10	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004
4.11	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Exhibit Number		Incorporated by Reference
	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.12	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005
8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X
12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X
12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X
13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X
15.1	Consent of Independent Registered Public Accounting Firm					X
15.2	Consent of Independent Registered Public Accounting Firm					X
15.3	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Jatin Pravinchandra Dalal
Date: June 28, 2018	Azim H. Premji,	Jatin Pravinchandra Dalal,
	Executive Chairman and Managing Director	Chief Financial Officer