Form 20-F
period 2019-03-31
WIPRO LTD
filed 2019-06-11
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2019

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

Bengaluru, Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India

+91-80-2844-0011

(Address of principal executive offices)

Jatin Pravinchandra Dalal, Chief Financial Officer

Phone: +91-80-2844-0011; Fax: +91-80-2844-0054

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each represented by one Equity Share, par value ₹ 2 per share.	WIT	New York Stock Exchange
Title of each class	Trading Symbol	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,033,935,388 Equity Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2019, which was ₹ 69.16 per US$ 1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statement of income data for each of the two years ended March 31, 2018 and March 31, 2019 and selected consolidated statements of financial position data as of March 31, 2018 and March 31, 2019 have been derived from our consolidated financial statements and related notes audited by Deloitte Haskins & Sells LLP. The selected consolidated statements of income for each of the three years ended March 31, 2015, 2016, and 2017 and selected consolidated statements of financial position data as of March 31, 2015, 2016 and 2017 have been derived from the consolidated financial statements and related notes audited by KPMG. The audited consolidated financial statement for each of the periods have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

	(₹ in millions, except per equity share data)
	2015		2016(5)		2017		2018		2019		2019 Convenience Translation into US$(1)
Consolidated Statements of Income data:
Revenues	₹	469,545	₹	512,440	₹	550,402	₹	544,871	₹	585,845	US$	8,471
Cost of revenues		(321,284)		(356,724)		(391,544)		(385,575)		(413,033)		(5,972)

Gross profit	₹	148,261	₹	155,716	₹	158,858	₹	159,296	₹	172,812	US$	2,499
Selling and marketing expenses		(30,625)		(34,097)		(40,817)		(42,349)		(44,510)		(644)
General and administrative expenses		(25,850)		(28,626)		(32,021)		(34,141)		(35,951)		(520)
Foreign exchange gains/(losses), net		3,637		3,867		3,777		1,488		3,215		46
Other operating income (7)		—		—		4,082		—		4,344		63

Results from operating activities	₹	95,423	₹	96,860	₹	93,879	₹	84,294	₹	99,910	US$	1,444
Finance expense		(3,501)		(5,378)		(5,942)		(5,830)		(7,375)		(107)
Finance and other income		19,761		23,451		22,419		23,999		22,923		331
Share of profit /(loss) of equity accounted investee		—		—		—		11		(43)		(1)

Profit before tax	₹	111,683	₹	114,933	₹	110,356	₹	102,474	₹	115,415	US$	1,667
Income tax expense		(24,624)		(25,366)		(25,213)		(22,390)		(25,242)		(365)

Profit for the year from continuing operations	₹	87,059	₹	89,567	₹	85,143	₹	80,084	₹	90,173	US$	1,302

Discontinued operations
Profit after tax for the year from discontinued operations		—		—		—		—		—		—

Profit for the year	₹	87,059	₹	89,567	₹	85,143	₹	80,084	₹	90,173	US$	1,302

Profit attributable to:
Equity holders of the Company		86,528		89,075		84,895		80,081		90,031	US$	1,300
Non-controlling interest		531		492		248		3		142		2

Profit for the year	₹	87,059	₹	89,567	₹	85,143	₹	80,084	₹	90,173	US$	1,302

Profit from continuing operations attributable to:
Equity holders of the Company		86,528		89,075		84,895		80,081		90,031	US$	1,300
Non-controlling interest		531		492		248		3		142		2

Profit for the year from continuing operations	₹	87,059	₹	89,567	₹	85,143	₹	80,084	₹	90,173	US$	1,302

Basic Earnings per equity share (8):
Attributable to equity share-holders of the Company
Continuing operations	₹	13.22	₹	13.60	₹	13.11	₹	12.64	₹	14.99	US$	0.22
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	13.22	₹	13.60	₹	13.11	₹	12.64	₹	14.99	US$	0.22
Diluted Earnings per equity share (8):
Attributable to equity share-holders of the Company
Continuing operations	₹	13.18	₹	13.57	₹	13.07	₹	12.62	₹	14.95	US$	0.22
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	13.18	₹	13.57	₹	13.07	₹	12.62	₹	14.95	US$	0.22
Weighted average number of equity shares used in computing earnings per equity share:
Basic		6,545,817,733		6,550,825,067		6,476,108,013		6,333,391,200		6,007,376,837		6,007,376,837
Diluted		6,566,877,763		6,564,506,421		6,495,129,517		6,344,482,633		6,022,304,367		6,022,304,367
Cash dividend per equity share paid	₹	10.00	₹	12.00	₹	3.00	₹	1.00	₹	1.00	US$	0.01

	(₹ in millions, except per equity share data)
	2015		2016(5)		2017		2018		2019		2019 Convenience Translation into US$(1)
Additional data:
Revenue by segment (2) (3)
IT Services	₹	440,180	₹	487,316	₹	519,196	₹	517,716	₹	568,253	US$	8,216
IT Products		34,006		29,722		25,922		17,998		12,312		178
ISRE		NA		NA		9,244		10,694		8,544		124
Reconciling items		(1,004)		(731)		(183)		(49)		(49)		(1)

Total	₹	473,182	₹	516,307	₹	554,179	₹	546,359	₹	589,060	US$	8,517

Segment results (2) (3) (6)
IT Services	₹	96,434	₹	98,253	₹	98,391	₹	83,159	₹	102,503	US$	1,482
IT Products		374		(1,007)		(1,680)		362		(1,047)		(15)
ISRE		NA		NA		(2,326)		454		(1,829)		(26)
Reconciling items		(1,385)		(386)		(506)		319		283		4

Total	₹	95,423	₹	96,860	₹	93,879	₹	84,294	₹	99,910	US$	1,445

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	₹	158,940	₹	99,049	₹	52,710	₹	44,925	₹	158,529	US$	2,292
Investments		57,775		209,151		299,133		257,968		228,867		3,309
Working capital (4)		272,463		284,264		309,355		292,649		357,556		5,169
Total assets		600,033		724,003		793,516		760,640		833,171		12,045
Total debt		78,913		125,221		142,412		138,259		99,467		1,438
Total equity		409,628		467,384		522,695		485,346		570,753		8,252
Number of shares outstanding		2,469,043,038		2,470,713,290		2,430,900,565		4,523,784,491		6,033,935,388		6,033,935,388

Notes:

1.

Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2019, has been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 69.16, as published by Federal Reserve Board of Governors on March 31, 2019.

2.

Effective October 1, 2018, we carved out India State Run Enterprise (“ISRE”) as a separate segment from our global IT Services business. The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles. Segment revenue and results for each of the years ended March 31, 2017 and March 31, 2018 have been restated to reflect the above changes. The segment revenue and results for each of the years ended March 31, 2015 and March 31, 2016 have not been restated and include ISRE as part of the IT Services segment as restated segment revenues for such periods could not be prepared without unreasonable effort and expense.

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

7.

Represents net gain on sale of the EcoEnergy division during the year ended March 31, 2017 and net gain on sale of our hosted data center services business and the Workday and Cornerstone OnDemand business during the year ended March 31, 2019.

8.

Earnings per share and weighted average number of equity shares used in computing earnings per equity share for the years ended March 31, 2015, 2016, 2017, 2018 and 2019 have been proportionately adjusted for the bonus issue in the ratio of 1:3 as approved by the shareholders on February 22, 2019.

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

Fiscal Year Ended March 31,	Period End		Average		High		Low
2019	₹	69.16	₹	69.88	₹	74.33	₹	64.92
2018		65.11		64.48		65.71		63.38
2017		64.85		66.96		68.86		64.85
2016		66.25		65.58		68.84		61.99
2015		62.31		61.34		63.67		58.30

On May 31, 2019, the certified foreign exchange rate published by the Federal Reserve Board of Governors was ₹69.63.

The following table sets forth the high and low exchange rates for the previous six months based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on each business day during the period:

Month	High		Low
May 2019	₹	70.62	₹	69.08
April 2019		70.19		68.58
March 2019		70.91		68.60
February 2019		71.66		70.56
January 2019		71.40		69.63
December 2018		72.44		69.58

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

•	political uncertainties or changes in regulations in India, the United States, the United Kingdom and other countries that we operate in;

•	other economic factors, including the economic conditions in United States, Europe, Middle East and other geographies in which we operate;

•	uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and

•	increase in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

There is a risk that we will underprice our contracts, fail to accurately estimate the duration and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically-distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term.

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

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use our specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price or fixed-time frame projects, we bear the risks of cost overruns, including increased costs of third parties, completion delays and wage inflation in connection with these projects, which may have a material adverse effect on our profitability.

Errors, defects or disruptions in our services could raise our costs, diminish our service capacities and harm our financial results.

If flaws in design, function or maintenance of our services were to occur, we could experience a rate of failure that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement of our services and control of quality, costs and product testing are critical factors in our future growth. There can be no assurances that our efforts to monitor, develop, modify and implement appropriate testing for errors and upgrading processes will be sufficient to prevent us from having to incur substantial repair, replacement or service costs, or from a disruption in our ability to provide services, either of which could have a material adverse effect on our business, results from operations or financial condition.

Our profitability could suffer if we are unable to continue to successfully manage our costs.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery through automation and deployment of tools, and effectively leveraging our sales and marketing and general and administrative costs. We also have to manage additional costs to replace the unsatisfactory solutions or services if our clients are not satisfied or if we fail to properly understand their needs and develop solutions accordingly. We have also taken actions to reduce certain costs, including increasing productivity from fixed costs such as better utilization of existing facilities, investing in automation and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost- management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by passing such increases to clients, or increase our revenues sufficiently to offset increasing costs, our results of operations could be adversely affected. Additionally, if we are not able to maintain high utilization rates for our employees, our profit margin and our profitability may suffer.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract, retain and manage transition of these personnel, our business may be unable to grow and our revenue could decline.

The continued efforts of the senior members of our management team are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. Our compensation policies include equity-based incentive compensation plans that are designed to reward high- performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our stock price, or if our total compensation package is not viewed as being competitive, our ability to attract and retain personnel could be adversely affected. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations.

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2019 was ₹ 22,781 million (US$ 329.4 million). Additionally, as of March 31, 2019, we had contractual commitments of ₹ 12,443 million (US$179.9 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

Cyber attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day to day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations to Wipro and may directly impact our customers and partners.

Given the rise of connected devices and transition to cloud, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. Attempts for unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise.

We often have access to or are required to collect and store confidential client and customer data. As a service provider in the healthcare industry, we are also subject to data privacy and security regulations by both the federal and state governments in which we conduct our business, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information. We are also subject to the European Union General Data Protection Regulations.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems, such as a ‘Zero Day’ attack, for which no remedies are available with network security service providers. The IT Services industry may be an attractive target of cyber attacks designed to impede the performance of our products, penetrate our network security or the security of our internal systems, or that of our customers, misappropriate proprietary information and/or cause interruption to our services. While we continue to deploy industry best practices and the latest technology, we cannot provide absolute assurance that our systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. For example, in April 2019, we became aware that our system was subject to a cyber attack by a coordinated and advanced phishing campaign, which was reportedly directed against several major companies, including Wipro. Upon learning of this attack, we collaborated with a forensic firm to investigate the incident and have worked closely with our anti-virus provider and our security team to counter the malware found in our system and implement a series of additional precautionary and containment measures across our system. Our investigation into this attack remains ongoing. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our systems may have a material adverse effect on our business, financial condition and results of operations.

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

While various security control mechanisms are deployed and periodically re-enforced, these security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems and global digital presence hosted both in cloud and on premise. Our service operations and delivery is aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

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

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may also be subject to litigations or damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of intellectual property pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify our products and services, causing significant damage to our reputation and adversely affecting our results from operations.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance including, but not limited to, directors’ and officers’ liability insurance, workmen’s compensation insurance, errors and omissions insurance, cyber insurance and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage. A successful assertion of one or more large claims against us that results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could also adversely affect our revenues and operating results.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes- Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the New York Stock Exchange (the “NYSE”)or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

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

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. For example, for one of our acquisitions, we recorded impairment charges on certain intangible assets as a result of uncertainties around regulatory changes relating to the Affordable Care Act. Any significant impairment charges could have a material adverse effect on our results of operations.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3%, 3% and 4% of our IT Services revenue for the years ended March 31, 2017, 2018 and 2019, respectively. Our ten largest IT Services clients accounted for approximately 17%, 18% and 19.5% of our IT Services revenues for the years ended March 31, 2017, 2018 and 2019, respectively. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

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

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. We have invested, and will continue to invest, in research and development and in initiatives to expand our capabilities or offerings around new technologies. The effort and initiatives may not be successful or could yield sub-optimal results, which would negatively impact our revenues and profitability. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, prospective clients may reduce or defer their spending on new technologies in order to focus on other priorities or may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology, declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our revenue and operating results could be adversely affected.

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

If our clients are unable to pay our dues and receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. For example, in the year ended March 31, 2018, two of our customers filed for bankruptcy/liquidation, which adversely affected our results for that year. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Additionally, if we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which may adversely affect our results from operations and cash flows.

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

Termination of client relationships, particularly relationships with our significant customers, would have a material adverse effect on our business, results from operations and financial condition.

Adverse changes to our relationships with key alliance partners could adversely affect our revenues and results of operations.

We have alliances with companies whose capabilities complement our own. A significant portion of our service offerings are based on technology or software provided by our alliance partners. The priorities and objectives of our alliance partners may differ from ours. As most of our alliance relationships are non-exclusive, our alliance partners are not prohibited from competing with us or aligning more closely with our competitors. In addition, our alliance partners could experience reduced demand for their technology or software, including responses to changes in technology, which could impact related demand for our services. If we do not obtain the expected benefits from our alliance relationships, or if we are unable to enter into new alliances for any reason, we may be less competitive, our ability to offer attractive service offerings to our clients may be negatively affected, and our revenues and results of operations could be adversely affected.

Our dependencies on “open source” software programs and platforms could impose limitations on our ability to commercialize our products and services, require us to re-engineer our products and services, or subject our proprietary software to general release.

Certain products and services we offer to our clients incorporate open source software licensed without warranties, indemnification, or other contractual protections regarding infringement claims, security, upgrades or the quality of the code. Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and services. There can be no assurance that our processes for controlling our use of open source software in our products and services will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to potentially re-engineer or discontinue the sale of our products or to make generally available, in source code form, our proprietary software if we combine it with open source software in a certain manner, any of which could adversely affect our business, operating results, and financial condition.

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

We derive approximately 55% of our IT Services revenue from the Americas (including the United States) and 25% of our IT Services revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. Increased protectionism and the risk of global trade war, resulting in weaker global trade and economic activity could adversely affect our business. If the economy in the Americas or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Further, in June 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union (commonly referred to as “Brexit”). In March 2017, the UK government subsequently notified the European Union of the United Kingdom’s intention to withdraw, triggering under the treaties governing the European Union a two-year period of negotiation between the UK government and the other European Union member states, during which the terms of Brexit are to be agreed. Although the withdrawal of the United Kingdom from the European Union was scheduled to take effect on March 29, 2019, the withdrawal date was extended until April 12, 2019 and further extended until October 31, 2019, though it could occur earlier if the United Kingdom so determines.

The effects of Brexit will depend on any agreements that the UK government makes to retain access to European Union markets either during a transitional period or more permanently. We are unable to predict what the terms of those agreements will be and its effect on our business in United Kingdom and European Union. Brexit therefore creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states for the foreseeable future, including during any period while the terms of the United Kingdom’s exit from the European Union are being negotiated and/or during any transitional period connected to the United Kingdom’s eventual withdrawal from the European Union. Our operations in the United Kingdom and the European Union may be impacted by such uncertainties. Further, Brexit could adversely affect European and worldwide economic or market conditions and could contribute to instability in global financial markets, and the value of the Pound Sterling currency or other currencies, including the Euro. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions. Depending on the terms reached regarding Brexit, it is possible that there may be adverse practical and/or operational implications on our business.

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

Our international operations subject us to risks inherent in doing business on an international level, including geopolitical volatilities, which could harm our operating results.

The majority of our software development facilities are in India. Currently, we also have facilities in several countries around the world. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, currency fluctuations, economic and political volatility, pending elections, changes in trade and foreign exchange policies, restrictions on repatriation of funds to India and multiple and possibly overlapping tax structures.

Our current international operations and future initiatives will involve a variety of risks including (i) government trade restrictions, including those which may impose restrictions, including prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components and/or services to foreign persons and (ii) changes in diplomatic and trade relationships, including new tariffs, trade protections measures, import or export licensing requirements, trade embargoes and other trade barriers. Emerging nationalist trends in countries may also significantly and adversely alter the trade environment. These conditions may add uncertainty to the timing and budget for technology investment decisions by our customers, and may impact our ability to do business in some markets or with some public-sector customers.

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

Further, South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Such activities could disrupt communications, make travel more difficult, and create a greater perception that investments in Indian companies involve a higher degree of risk. This, in turn, could have a material adverse effect on the market for the securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

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

We have more than 38,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants may differ as compared to that of the United States. The Securities and Exchange Board of India (“SEBI”) has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), and the Indian Companies Act, 2013 (“Companies Act, 2013”) are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, SEBI has recently notified the Securities and Exchange Board of India (Prohibition of Insider Trading) (Amendment) Regulations, 2018 which prescribe various new concepts and compliance requirements for Indian listed companies. Impact of such regulations may be far-reaching and often untested since they are of recent origin. Introduction of such regulations have added complexity to our corporate compliance regime.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2019, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain or maintain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the SEBI Listing Regulations, Companies Act, 2013, and the rules under the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the

Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the SEBI Listing Regulations, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the Board that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

Furthermore, with respect to material related party transactions, the Company is required to obtain approval from its non-controlling shareholders if the controlling shareholders are related parties. Obtaining the approval of non-controlling shareholders is not guaranteed and may be time consuming, which could affect the Company’s ability to carry out the decisions of the Board of Directors in a timely manner. Additionally, under the Securities and Exchange Board of India (Prohibition of Insider Trading) (Amendment) Regulations, 2018, the Company is required to establish mechanisms for prevention of insider trading. In this regard, with effect from April 1, 2019, the chief executive officer, managing director or such other analogous person of every Indian listed company must put in place an adequate and effective system of internal controls to ensure compliance with the Insider Trading Regulations. The Company’s audit committee is required to review the compliance with the said provisions at least once in each financial year and verify that the systems for internal control are adequate and are operating effectively. If we fail to comply with new or changed laws or regulations and standards, our business and reputation may be harmed.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an

SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.34% until March 31, 2018 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following fifteen years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

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

The Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of ₹ 1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us at the rate of 20.56%. If the effective rate of a dividend distribution tax increases further or any new form of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease.

You may be subject to Indian taxes arising out of capital gains on the sale of the shares. Capital gains arising from the sale of shares are generally taxable in India.

Any gain realized on the sale of the Shares on an Indian stock exchange held for more than 12 months will not be subject to capital gains tax in India if the securities transaction tax has been paid on the transaction. The securities transaction tax will be levied on and collected by the Indian stock exchange on which the Shares are sold. Any gain realized on the sale of Shares held for more than 12 months on which no securities transaction tax has been paid will be subject to capital gains tax in India. Furthermore, any gain realized on the sale of the Shares held for a period of 12 months or less will be subject to capital gains tax in India. Under the Finance Act, 2018, gains of more than ₹ 1 lakh from sale of shares after April 1, 2018 held over one year will be taxed. See Item 10 of this annual report on Form 20-F for further information on the application of capital gains tax in India to our shareholders and ADS holders. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in shares and ADSs.

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

Section 59A of the Tax Cuts and Jobs Act of 2017 imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-US corporations if they don’t meet the exemption criteria.

Taxation laws are susceptible to frequent changes. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, some countries are unilaterally amending their tax laws to adopt the new guidelines by The Organization for Economic Cooperation and Development (“OECD”). In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law, including recent changes in foreign jurisdictions, may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

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

For instance, in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is currently considering making further changes in its SEZ policy. Finance Act, 2017 has prescribed a cut-off date of March 31, 2021 for setting up new SEZs. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

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

However, any financial commitment exceeding U.S. $ 1 billion or its equivalent in a financial year would require prior approval of the Reserve Bank of India (“RBI”) even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. Further, our investments in foreign operations may be subject to restrictions imposed by the RBI. We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of/investments in companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

Our IT Services business contributes approximately 96.4% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 39% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

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

There are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association agreements in place with each of our hedging counterparties), there are currency fluctuations or the arrangement is imperfect or ineffective. Further, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

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

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks. Deterioration of the credit as well as debt and capital markets due to economic turmoil could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income. Further, fluctuations in the interest rate environment based on changes in Reserve Bank of India’s monetary policy could affect the interest income and thereby our profitability.

Disruptions in telecommunications and operations infrastructure could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers in Bengaluru, Chennai, Hyderabad, Kolkata, Pune, Delhi, Mumbai and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers provides us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main office in Bengaluru, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

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

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or certain other capital instruments of an Indian company by a non-resident to a resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the Reserve Bank of India for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.

Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and other certain details. Investors who exchange ADSs for the underlying equity shares of the company may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary as pursuant to the Depository Agreement. Any person who fails to comply with beneficial ownership disclosure requirements under Companies Act, 2013 may be liable for a fine of up to ₹ 50,000 and where failure is a continuing one, with a further fine up to ₹ 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

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

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you prior to such shareholders’ meeting, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares including share buyback programs in which the Company buys back equity shares. Because ADS holders may not directly participate in the share buyback program, a notice of such program must be mailed to all ADS holders in advance of the program in order to give the ADS holders who want to participate the opportunity to convert their ADSs into equity shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2019. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation — Material U.S. Federal Tax Consequences — Passive Foreign Investment Company.”

Item 4.	Information on the Company

Company Overview

Wipro Limited is a leading global information technology (“IT”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Indian Companies Act, 2013 (“Companies Act, 2013”). Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bengaluru, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, Wipro raised capital in the initial U.S. public offering of American Depositary Shares (“ADSs”) that were listed on the New York Stock Exchange. We are listed on the National Stock Exchange and Bombay Stock Exchange in India and Wipro’s ADSs are listed on the New York Stock Exchange (“NYSE”). Wipro is a constituent of the Nifty and the NYSE TMT Indices. Our registered office is in Bengaluru, India. The senior management operates from local offices in key regions of operations such as North America, Europe, Australia, Africa, Latin America and Asia as well as from Bengaluru, India.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, under the leadership of Azim H Premji, the company further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, the company leveraged its hardware expertise and began offering software services to clients across the world. During the 2000s, our IT business scaled significantly by acquiring new clients, scaling relationship with existing customers and acquiring capabilities in emerging technologies, assets in focus markets and local talent in new geographies. In 2013, we demerged our non-IT business segments to focus solely on our IT business.

Over the last few years, we have been transforming our portfolio of services such as digital, cloud and advisory by investing in new technologies organically as well as through acquisitions. Wipro is now a leading information technology, consulting and business process services company. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, pay-per-use, as-a-service and outcome based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions, including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence PlatformTM (“Wipro HOLMESTM”).

In May 2017, we unveiled our contemporary new brand identity and logo. The new logo represents the deep connectedness between people, ideas, communities and the environment. We believe the synergy among these various elements is what drives transformation at Wipro. Our brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve complex business problems for our customers.

The rearticulated Spirit of Wipro resonates with our new identity. It is the indivisible synthesis of four values:

•	Be passionate about clients’ success;

•	Treat each person with respect;

•	Be global and responsible; and

•	Have unyielding integrity in everything we do.

Our business comprises of the IT Services, IT Products and India State Run Enterprise (“ISRE”) segments.

The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). Effective October 1, 2018, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

For the fiscal year ended March 31, 2019, the IT Services segment generated 96.5% of our revenue and 102.6% of our operating income. For the same period, the IT Products segment generated 2.1% of revenue and (1.0%) of operating income and ISRE services segment generated 1.5% of our revenue and (1.8%) of our operating income. Reconciling Items constitute 0.3% of our operating income. (Refer Note 30 of the Notes to consolidated financial statements).

We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on industry verticals, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in markets such as the United States, Latin America, Continental Europe, India, the Middle East and Africa are predominantly locally staffed.

Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices, recognized Wipro as the World’s Most Ethical Company for the eighth successive year in 2019. Further, Wipro has been recognized as a member of the global Dow Jones Sustainability Index for the ninth year in succession.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560 035, and the telephone number of the registered office is +91-80-28440011. The name and address of Wipro’s registered agent in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011-5252.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Cooper Software Inc. (“Cooper”), an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education;

•	InfoSERVER S.A. (“Infoserver”), an IT services provider providing custom application development and software deployment services in the Brazilian market; and

•	Appirio Inc. (“Appirio”), a global cloud services company that creates next generation worker and customer experiences.

On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated (“ITI”), a global digital engineering and manufacturing solutions company for a consideration of US$45 million. ITI is a world leader in Computer Aided Design and Product Lifecycle Management interoperability software services. Through its key solutions for Model Based Enterprise, data interoperability and data migration, ITI provides the building blocks for Industry 4.0, to help build ‘next generation’ digital enterprises. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending September 30, 2019.

Divestitures

In the last three fiscal years, we have completed the divestiture of:

•

Workday and Cornerstone OnDemand business to Alight Solutions LLC (“Alight”) in various jurisdictions, except Portugal, France and Sweden, effective March 31, 2019. The divestment of business in Portugal, France and Sweden was subject to completion of requisite regulatory formalities and customary closing conditions and was subsequently completed on May 31, 2019. This divestment will further strengthen our partnership with Alight. In addition, we have maintained our partnership with Workday and will continue to offer Workday application maintenance services, testing and integration services to Wipro’s client base;

•

Data center services business, to Ensono Holdings, LLC (“Ensono”), a leading hybrid IT services provider. This divestment will help us accelerate investments in the digital space. At the same time, Wipro remains committed to serving its hosted data center customers and the market through its business partnership with Ensono; and

•	EcoEnergy Division, which we determined during the year ended March 31, 2017 was neither core nor strategic to overall IT services.

Additionally, we have reduced our equity holding in Wipro Airport IT Services Limited (“WAISL”), which was a joint venture between Wipro Limited and Delhi International Airport Limited, from 74% to 11%, by selling our stake to Antariksh Softtech Private Limited. Even after this divestment, WAISL will continue to outsource IT services of the airport to Wipro Limited as per the existing arrangement.

Please see Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Note 22 of the Notes to the Consolidated Financial Statements for additional information about our divestitures.

Capital Expenditure

We incurred total cash outflow of ₹ 20,853 million, ₹ 21,870 million and ₹ 22,781 million during the fiscal years ended March 31, 2017, 2018 and 2019, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2019, we had contractual commitments of ₹ 12,443 million related to capital expenditures on construction or expansion of software development facilities. We expect these expenditures to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Bonus issuance

During the fiscal year ended March 31, 2019, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every three equity shares held (including ADS holders) as of March 7, 2019, the record date fixed for this purpose. The issue of stock dividend was approved by the shareholders of the Company vide resolution dated February 22, 2019 that was passed through postal ballot and electronic voting. The Company allotted 1,508,469,180 shares for the bonus issuance.

Buy-back of equity shares

On April 16, 2019, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company from the shareholders of the Company of up to 323,076,923 equity shares of face value of ₹ 2 each (representing 5.35% of the total paid up equity capital), on a proportionate basis, by way of a tender offer. The buyback price is ₹ 325 (approximately $4.70) per equity share payable in cash for an aggregate amount not exceeding ₹ 105,000 million (approximately $1.5 billion). The buyback was approved by the shareholders vide resolution dated June 1, 2019 through postal ballot/e-voting.

Industry Overview

IT Services

The fast-evolving technology landscape, dynamic economic environment and increasing imperative for enterprises to transform into digital businesses has led to the need for enterprises to seek partners in the areas of advisory, design and execution of their business and technology transformation and support programs. Large multinational enterprises are thus reimagining multiple aspects of their business leveraging digital technologies and are engaging global IT services companies who can deliver high quality service on a global scale and at competitive price points. Corporate spending is shifting toward areas such as next generation customer experience, re-architecture of data for delivering insights and micro-services.

The market is shifting from traditional services to digital technologies, DevOps and as-a-service models. We believe that the IT Services industry has significant growth potential and the next wave of growth will come from digital technologies. According to the Strategic Review 2019 published by NASSCOM (the “NASSCOM Report”), “Digital” continues to drive growth (more than 30% of growth in fiscal year 2019) and now contributes $33 billion to the overall IT industry in India. Technologies such as industrial automation, robotics, cloud, Internet of things (“IoT”), augmented reality (“AR”) /virtual reality (“VR”) and blockchain continue to fuel growth. In 2018, there was a 45% increase in as-a-service deals, according to the NASSCOM Report. Cloud platforms are driving growth in managed services for security and data platforms. Digital and automation has moved from point deployments to enterprise-wide adoption.

Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the NASSCOM Report, IT export revenues from India grew by 8.3% to an estimated $136 billion in fiscal year 2019.

The markets we serve are undergoing rapid changes due to the pace of development in technology, innovation in business models and changes in clients’ sourcing strategies. Pressures on cost-competitiveness, an uncertain economic environment and immigration restrictions are causing clients to develop new business models. Digital business has changed the nature of demand for IT services. Development of technologies such as cloud-based offerings, big data analytics, mobile applications and the growth of social media is making technology an integral part of our clients’ business models. In addition to a company’s Chief Information Officer, newer offices such as the Chief Marketing Officer, Chief Digital Officer or Chief Risk Officer play key roles in shaping our clients’ individual technology roadmaps. These trends for new business models, emerging technologies and sourcing patterns provide us with significant growth opportunities going forward.

IT Products

The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the domestic market in India for hardware was estimated to be $15 billion in fiscal year 2019. The emergence of cloud computing technologies is negatively affecting the demand for IT products such as servers.

ISRE

In the government sector, spending on IT and IT services is expected to grow much faster in the coming years given the focus on ‘Digital India’ initiative by the government. Digital India is a flagship program of the Government of India with a vision to transform India into a digitally empowered society and knowledge economy. Some of the key initiatives under the program include e-Governance, which is reforming government through technology in the areas of heath care, passports, land records and education, among others. The Government of India is also driving large scale transformation by adopting cloud technologies and a mobile-first approach.

Business Overview

We are a global technology services firm, with employees across more than 50 countries and serving enterprise clients across 27 industry verticals. We provide our clients with competitive advantages by applying various emerging technologies and ensuring cyber resilience and cyber assurance. We work with our clients not only to enable their digital future, but also to drive hyper efficiencies across their technology infrastructure, applications and core operations, enabling them to achieve cost leadership in their businesses.

We are recognized by our clients for our ability to bring in “an integrated perspective”, i.e., our ability to bring together broad and deep technology and domain expertise, our ability to draw learnings and apply insights from one company or sector to another and our ability to provide end-to-end services. Our clients value our consistent excellence in execution and our ability to proactively incorporate relevant innovation.

Going forward, digital enterprises will increasingly require partners, such as Wipro, who are able to bring capabilities that span across consultancy, design, engineering, systems integration and operations to enable them to achieve digital transformation. Such digital transformation can only be effective if delivered in the context of the relevant industry or domain, hence it is critical to us that we provide strong domain expertise along with “Digital.” We have invested significantly in building domain expertise and we will continue to strengthen our domain capabilities.

The vision for our business is “to earn our clients’ trust and maximize value of their businesses by helping them in their journey to ‘re-invent’ their business and operating models with our “Digital first” approach and best in class execution”.

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

Our ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Our ISRE strategy focuses on consulting and digital engagements, and we are selective in bidding for SI projects with long working capital cycles.

Our Business Strategy

Our customers today are undergoing an unprecedented change and transformation in their businesses led by forces such as the rise of digital strategies for enterprises, increasing consumerization of IT, emergence of new platforms such as cloud services and increasing disruptions and competition from new-age companies. Technology access and usage has been largely democratized and mainstreamed. There has been a profound change in how technology is developed, delivered and consumed. The pace of change has accelerated significantly across all industries, but particularly so in the technology industry, requiring companies like us to be much more agile in dealing with changing technology and user preferences.

Our strategy is about driving a “Digital first” approach through four foundational pillars, i.e., Business Re-imagination, Engineering Transformation and Modernization, Connected Intelligence and Trust. As part of this approach, we are prioritizing and investing significantly to drive growth in key strategic fields such as digital, cloud, cybersecurity and industrial and engineering services through our “Big Bet” program, under which we prioritize investments in certain high potential growth areas. For example, our “Big Bet” in each of digital and cloud is at the heart of our Business Re-imagination and Engineering Transformation and Modernization pillars, while our “Big Bet” in industrial and engineering services is central to our Connected Intelligence pillar and our “Big Bet” in cybersecurity is central to our Trust pillar. Talent, IPs and Platforms, and Open Innovation are our underlying strategies that support the four pillars.

Business Re-imagination

Business Re-imagination is about transforming the customer experience at scale and generating new revenue models by deploying talent at the intersection of strategy, design and technology.

We are scaling our design capability through acquisitions, where required. By taking over the strategic design team of Syfte, an Australian design agency which leverages human-centered design thinking to solve compelling client challenges, we have strengthened Wipro’s design and innovation capabilities in the Australia and Asia Pacific markets.

Engineering Transformation and Modernization

Engineering Transformation and Modernization is about taking an integrated “cloud first” approach across applications, infrastructure and data to modernize the IT landscape, while leveraging HOLMESTM, new ways of working, Application Programming Interface (“API”) and microservices.

We are investing in cloud studios across various geographies, which provides services such as cloud assessment, cloud migration (Lift and Shift), cloud native, Agile and DevOps, among others.

Wipro HOLMESTM helps enterprises hyper-automate processes and offload specific cognitive tasks to the artificial intelligence (“AI”) platform to gain cost efficiencies, agility and enhanced user experience. Wipro HOLMESTM helps businesses adopt a hybrid mode of operation (i.e., pairing automation and human effort), which is achieved through a combination of virtual agents, predictive systems, cognitive process automation, visual computing applications, knowledge virtualization and AI reasoning.

We also offer automation advisory services to help clients in their journey of AI/automation through designing automation roadmaps and setting up Digital Centers of Excellence for automation initiatives. In addition to the Wipro HOLMESTM platform, we are building a collaboration ecosystem for automation, working with partners such as Robotics Process Automation providers (e.g. Automation Anywhere, Inc.), start-ups (e.g., Avaamo, Inc. and Arago, GmbH) and established partners (e.g., IBM, Amazon.com, Inc., Google LLC, Microsoft Corporation, SAP SE, Oracle Corporation and ServiceNow, Inc.).

For our API and microservices, we have significantly scaled our consulting talent pool and solutions, which includes our Digital Modernization platform.

Connected Intelligence

Connected Intelligence is about driving outcomes through HOLMESTM, our Data Discovery Platform and use-case based AI solutions and building strong industrial and engineering service capabilities and assets in areas such as Autonomous systems, IoT,5G, etc. We have adopted an “AI First” strategy, which entails acquiring and assimilating data, driving accurate decisions and delivering measurable business outcomes, e.g., faster time-to-market.

We continue to invest in scaling end-to-end capabilities across sensors, gateways, connectivity, platforms, analytics, machine learning (“ML”) and artificial intelligence to drive transformation in a hyper-connected world. We are scaling assets and capabilities in emerging areas such as IoT, 5G, and autonomous systems.

Trust

Trust is about addressing a changing security, privacy and regulatory landscape, driven by ubiquitous technology through a consulting led approach to cybersecurity.

We have adopted a consulting-led approach in areas such as enterprise risk management, data privacy and control assurance and we have leveraged cognitive automation, e.g., automated incident detection and response, to drive security.

We are scaling assets such as our cyber defense assurance platform (“CDAP”) and working with security ecosystem partners and governing bodies, such as Cloud Security Alliance and Wipro Ventures Portfolio (Emailage, Vectra).

Underlying Strategies that support the four pillars

Talent

Talent strategy is about building a robust ‘re-skill & recruit’ engine and scaling global, diverse, local and distributed talent pool. We are scaling p-shaped talent (i.e., people with “double-stemmed” skill sets), product managers, scrum masters and full stack engineers. We are driving re-skill programs for our employees, such as our Digital Academy. We are hiring and training new employees locally through Wipro’s Ascent program and driving scale in our various geographic segments through employee trainings in areas such as Digital, Analytics, Engineering Services and Cybersecurity.

As of March 31, 2019, we trained over 133,000 professionals in digital technologies. We are expanding our innovation labs and digital pods to offer enhanced transformation services to global customers.

IPs and Platforms

IPs and Platforms is about driving differentiation and non-linear revenues. We are scaling IPs, platforms and solutions to drive differentiation in our as-a-service offerings. We are integrating IPs to drive greater impact across domains and technology. Examples of our domain and industry IPs are Netoxygen in our Banking, Financial Services and Insurance business unit and Medicare Advantage in our Health Business Unit, and examples of our technology-based IP include Cyber Defense Platform and Virtuadesk.

Open Innovation

Open Innovation is about tapping the innovation ecosystem to bring the best solutions to our customers through vehicles such as Wipro Ventures, through which we invest in start-ups relevant to enterprises, partner ecosystem, academia partnerships, our Horizon Program, which is our organic intrapreneurship initiative, our crowdsourcing model (Topcoder), expert networks and M&A.

•

Wipro Ventures: The strategic investment arm of Wipro, Wipro Ventures is a $100 million fund that invests in early to mid-stage enterprise software startups. As of March 31, 2019, Wipro Ventures has active investments in and partnered with 13 startups in the following areas — AI (Avaamo, Inc., Vicarious FPC, Inc.), Business Commerce (Tradeshift, Inc.), Cybersecurity (IntSights Cyber Intelligence Ltd., Vectra Networks, Inc., CyCognito), Data Management (Imanis Data, Inc.), Industrial IoT (Altizon Systems Private Ltd.), Fraud & Risk Mitigation (Emailage Corp.), Testing Automation (Headspin, Inc., Tricentis GmbH) and Cloud Infrastructure (CloudGenix, Moogsoft)). In addition to direct investments in emerging startups, Wipro Ventures has invested in four enterprise-focused venture funds: TLV Partners, Work-Bench Ventures, Glilot Capital Partners and Boldstart Ventures. During year ended March 31, 2019, one of our portfolio companies, Demisto, was acquired.

•

Partner Ecosystem: We have a dedicated unit to drive and deepen our partner ecosystem to drive creation of new markets and solutions, expand in key verticals and geographies, drive innovation in our offerings and drive go-to-market outcomes. We have subdivided the partner ecosystem into the following categories:

a.	Strategic Partners: Multiple product lines with relevance across multiple practices and industry domains with significant business volume and potential.

b.	Growth Partners: Typically, single practice alliances with already reasonable volumes of business and quick growth potential.

c.	Niche Partners: Niche products with differentiated solutions.

•

Academia Partnerships: Collaboration with academic institutions and associations in the United States, Europe, Israel and India in the fields of computer and electrical engineering to promote innovative technology research and capability.

•

Horizon Program: The goal of the Horizon Program is to drive organic incubation in emerging areas covering products, platforms, solutions and capabilities. In order to achieve this objective, we are investing in key areas such as AI, AR/VR, IoT, cloud computing, software-defined everything, autonomous vehicle, cybersecurity, digital experience, digital marketing and commerce and Industry 4.0. During the year ended March 31, 2019, we funded 16 projects as part of this program.

•

Crowdsourcing (Topcoder): A community and crowdsourcing platform with over one million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, digital experience (“DX”), Quality as a Service (“QaaS”), workforce transformation, Talent as a Service (“TaaS”) and hybrid (certified) communities. We are also using the Topcoder Hybrid Crowd Platform to scale and engage ‘in-house’ talent pools in emerging technologies such as Full Stack, DevOps, AI/ML, Cloud, Analytics & other Digital skills with our internal TopGear hybrid community. It also acts as a structured learning path for accounts providing hands-on experience across 200+ skills. We are creating a pool of Challenge Architects, Topcoder Co-pilots & Reviewers to expand the percentage of work delivered through crowdsourcing.

•

M&A: Acquisitions are key enablers for us and drive our capability to build industry domain, focus on key strategic areas, strengthen our presence in emerging technology areas, including Digital, and increase market footprint in newer markets. We focus on opportunities where we can further develop our domain expertise, specific skill sets and our global delivery model to maximize service and product enhancements and create higher margins. We also evaluate business units to determine if divestitures would maximize our focus on key priorities.

Operating Segment Overview

Our business comprises of the IT Services, IT Products and ISRE segments. The ISRE segment consists of IT services offerings to ISRE Customers. Effective October 1, 2018, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily SI projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Additionally, we provide our IT Services segment revenue and results by industry verticals. Our industry verticals are subject to change and may vary depending on industry trends. Please see Note 30 of the Notes to Consolidated Financial Statements for additional information regarding our segments and IT Services verticals. Comparative information included in this Annual Report has been restated to give effect to the change in our operating segments.

IT Services Offerings

We are a leading provider of IT services to enterprises across the globe. We provide a range of services, which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally leveraging our products, platforms and solutions through a team of over 170,000 employees using our global delivery model. Our key service offerings are outlined below:

•

Digital: At Wipro Digital, the digital unit of Wipro, we continue to focus on the insights, interactions, integrations and innovations that make brands and businesses relevant to their customers. The common characteristic of digitally successful organizations today is their focus on enterprise transformation and agility. Outside-in innovation to “do digital” and create new engagement platforms, new apps and omni-channel experiences is not enough. To gain the full benefits of these digital initiatives, our customers now recognize they must enable inside-out enterprise renovation. Changing legacy systems, processes, tools, mindsets and even traditional ways of working are necessary for our customers to “be digital”, not just do digital.

In the last year, we have grown Wipro Digital to support our customers in their drive to be digital. We opened additional digital pods in the last year, bringing our total number of pods to 19, supporting our “No-Shore” model of delivery with distributed teams around the world.

We have also brought more integrated capability to our customers by integrating parts of our applications service line into Wipro Digital. Secondly, our digital consulting practice is now fully aligned and organized under Wipro Digital. We are now better positioned to bring end-to-end imagination to the execution cycle for our clients, offering an even stronger market-leading partner to our customers across the “think-it, design-it, build-it and run-it” continuum of digital initiatives.

•

Modern Application Services (“MAS”): Wipro has been a strategic partner in the transformation of the application landscape of its clients by offering integrated business solutions that span across enterprise applications and digital transformation to security and testing. MAS is comprised of five units: the SAP unit, Oracle unit, the Application Engineering DevOps and Modernization unit, the Process Transformation and Growth Practices unit and the Appirio Cloud Services unit. In addition, MAS includes cloud, consulting and enterprise architecture ecosystems, and leverages themes such as AI/cognitive systems, IoT, blockchain and open source to enable “Smart Applications” and accelerate Digital journeys.

•

The SAP and Oracle units each offer end-to-end services for SAP and Oracle stack both on-premise and on cloud platforms, towards application modernization and digital transformation. In SAP services, we are increasing focus on SAP S/4HANA, SAP Leonardo, cloud applications and platform migration; for Oracle services, we are increasing focus on Oracle cloud and industry solutions.

•

The Application Engineering, DevOps and Modernization unit brings together our expertise in quality engineering and testing, Microsoft business, enterprise business integration, DevOps and Modernization to re-engineer/re-architect applications. We use these to develop new ways of working and for solution delivery, along with “as a service” models blending methods, models, machinery and mindset across various technology platforms including Dell Boomi, CA, Tricentis, Software AG, Microfocus and TIBCO.

•

In the Process Transformation and Growth Practices unit, the Process Transformation group provides advisory services to transform clients’ business processes such as Record-to-Report, Order-to-Cash, Procure-to-Pay and Hire-to-Retire. The Growth Practices group helps customers adopt SaaS based solutions across growing cloud platforms such as Infor, Servicenow, Zoura, Coupa, iCertis and Kinaxis, among others.

•

The Appirio Cloud Services unit results from the acquisition we made in 2016 continues to focus on integrating traditional SaaS technology providers such as Salesforce, Google and related providers such as FinancialForce and MuleSoft combining our capabilities in customer experience.

•

The cloud, consulting and enterprise architecture teams help organizations simplify, modernize and accelerate their journey to the cloud and digital transformation, including application migration to public clouds such as Amazon Web Services, Microsoft Azure, Google Cloud Computing, IBM and Pivotal. This team covers business design and architecture services across applications, infrastructure, data and process and enables making “Applications Smarter” part of the digital transformation journey.

MAS focuses on driving application transformation with contextual solutions for our customers from front office to back office by combining consulting, design and development, continuous testing and integration, automation and operational excellence across all industries.

•

Cybersecurity and Risk Services (“CRS”): CRS enables next generation global enterprises to enhance their business resilience through an intelligent and integrated risk approach that has modernizing security at its core. CRS enables the customers to define their cyber strategy and the cybersecurity needs, envisaging best practices across people, process and technology. Leveraging a large pool of experienced security professionals and a global delivery model that leverages our Cyber Defense Centers, we execute implementation projects and deliver managed and hosted services backed by our Cyber Defense Platform. Our unique top-down risk-based approach delivers innovative security platforms for better scalability, improved cost efficiency and greater agility.

•

Cloud and Infrastructure Services (“CIS”): CIS is an end-to-end cloud and IT infrastructure services provider that helps global clients accelerate their digital journey. Our offerings include Cloud and Data center, Software Defined, DevOps & Micro-services, digital workplace services, ‘connected intelligence’ services including digital intent-aware networks, IoT and 5G across advisory and consulting, transformation and system integration, testing and managed services. We have a presence in over 50 countries with more than 600 clients and 21 delivery centers. Our investment in IP, a comprehensive partner ecosystem and our skills in emerging technologies like software-defined everything, opensource, DevOps and IoT ensure that we are a one-stop shop for all cloud and IT infrastructure needs.

•

Industrial and Engineering Services (“IES”) (formerly, Product Engineering Services): IES is the driver of Wipro’s Engineering Services portfolio and facilitates more than 350 clients across multiple industries and verticals by providing a platform to innovate and engineer products, platforms and technologies at scale. This platform of service offerings, called “Engineering NXT”, combines the maturity of engineering processes, passion for the latest technology and access to a diverse ecosystem to deliver value to customers at various stages of the product or platform life cycle. Over the years, IES has created value with our engineering services offerings for numerous customers by engineering innovative customer experiences, personalizing products and technologies for new markets, integrating next-generation technologies, facilitating faster time to market and ensuring global product compliance. Today, with more than 400 granted and pending patents, IES continues to deliver these services by leveraging its innovative solutions, engineering processes and delivery excellence, and covering connectivity (wireless technologies), cloud and data platforms, systems design, very-large-scale integration (“VLSI”), next generation software development and testing, electronic data systems, product lifecycle management, IoT and Industry 4.0.

•

Data, Analytics and AI: Data, Analytics and AI is a preferred partner to our customers in their journey to transform into intelligent enterprises by automating decision making, powered by insights and driven by rich datasets. As a trusted partner for our customers’ data and insights transformations, Wipro leverages AI, ML, advanced analytics, big data and information management platforms and capabilities. We are committed to deliver value across customers’ journeys from data to decisions, focusing on:

•

Insights transformation — Transforming legacy decision-making processes into modern, elastic and AI and ML driven, insights-centric capabilities that enable smarter processes. This ensures that our clients get pertinent insights in real-time to the right decision-makers to fuel innovation, productivity and investment, as their organizations become intelligent enterprises.

•

Data transformation — Helping clients adopt modern data platforms, processes and methods in on-premises, cloud and hybrid ecosystems to support analytics, AI and ML workloads through a set of themes that brings transformative change to the data landscape.

•

Digital Operations and Platforms (“DO&P”) (formerly, Business Process Services): Wipro is a leader in providing next generation technology-led business process services to global enterprises. Our mission is to drive superior customer experience and maximize returns by bringing down operating costs and improving efficiency, quality and productivity. Our process excellence and domain expertise helps us to reimagine, redesign, standardize and transform business processes to maximize returns. This, combined with enterprise operations transformation, has successfully helped clients leverage and deliver benefits from robotics process automation (“RPA”), AI, analytics and other emerging technologies. Some of our leading offerings are:

•

Digital Customer Experience: Our analytics powered customer service platform that resolves low complexity interactions via AI chatbots. Complex calls are directed to our subject matter experts with high first call resolution. We also leverage augmented reality and virtual reality in customer care.

•	Supply Chain Management: RPA and AI automate our end-to-end order management platform for the more than 10 million transactions annually that we currently process.

•	Finance and Accounting: We manage end-to-end finance and accounting services for more than 130 global clients, delivering benefits through smart operations.

•	Marketing-as-a-Service : We manage marketing operations to cover both above and below the line marketing operations across design, content management, social media marketing, analytics, and more.

•	Collections-as-a-Service : We manage collections for several customers across industry verticals and geographies.

•	Trust and Safety: We help companies with online presences monitor, police and prevent fraudulent behavior.

•	Geospatial Services: We create navigation maps for a large global taxi services aggregator.

Industry offerings

•

Banking, Financial Services and Insurance: We manage end-to-end operations in consumer and institutional banking, insurance and mortgage services. We specialize in payment processing, KYC, anti-money laundering, fraud, collections, asset management and reconciliation. We provide Mortgage-as-a-Service to top U.S. mortgage banks.

•	Healthcare: We specialize in pharmacovigilance, product complaints management and medical information. We are a partner to several top medical device and pharmaceutical companies.

•	Insurance: We are a partner to more than 100 clients including top commercial payer plans and top U.S. health systems. We process more than 200 million claims annually.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue (US$)*	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2019
1-3 million	232	238	232
3-5 million	81	89	77
5-50 million	231	229	221
50-100 million	25	31	31
> 100 million	9	8	10

Total > 1 million	578	595	571

*

Note: Effective October 1, 2018, we carved out ISRE as a separate segment from our global IT Services business. The Company is now organized into three operating segments: IT Services, IT Products and ISRE. Comparative information has been restated to give effect to these changes.

The largest client of our IT Services business accounted for 2.7%, 3.2% and 3.7% of revenues from the IT Services business as a whole for the years ended March 31, 2017, 2018 and 2019. The five largest clients of our IT Services business accounted for 10.2%, 11.4% and 12.7% of our total IT Services revenues for the years ended March 31, 2017, 2018 and 2019, respectively.

IT Services Sales and Marketing:

We sell and market our IT services through our direct sales force. Our customer facing functions are predominantly locally staffed in markets such as the U.S., Latin America, continental Europe, India, the Middle East and Africa. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

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

•	Industry Focus: Our sales teams are dedicated to a specific industry segment and often have significant experience and training in their domain and industry.

•	Proactive Solutions: We have a consulting-led approach to sales where our sales teams provide proactive solutions to clients and prospective clients rather than only respond to requests for proposals.

•

Geographic Focus: Our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

In a program we call “OneVoice”, we are enabling our sales teams to sell our Digital services to ensure that we are digital partners for our key customers. We seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

Through our program called ADROIT, we train our delivery managers in next generation application delivery and delivery-led sales framework. As of March 31, 2019, we have trained 1,724 delivery managers.

Marketing: In May 2017, in keeping up with contemporary changes in industry, we unveiled our new brand identity. The new brand focuses on how Wipro is transforming its capabilities, offerings, and ways of working to cater to the transforming IT services business.

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

The following factors differentiate us from our competition:

1.

The comprehensive and integrated suite of IT solutions, including digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, cloud, mobility and analytics services, business process services, research and development and hardware and software design.

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

8.	Our ability to access, attract and retain highly skilled personnel across key markets.

9.	Our emphasis on engaging the culture of our new age acquisitions and integrating these technologies with our executional experience and service offerings to maximize synergies for our clients.

10.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

11.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

12.	Our commitment to the highest levels of corporate governance.

IT Services Industry Verticals

For the year ended March 31, 2019, our IT Services business is organized into the following seven industry verticals:

1.	Banking, Financial Services and Insurance

2.	Health Business Unit

3.	Consumer Business Unit

4.	Energy, Natural Resources and Utilities

5.	Manufacturing

6.	Technology

7.	Communications

Our IT Services business is organized into seven industry verticals:

•

Banking, Financial Services and Insurance (“BFSI”): The BFSI business unit serves over 100 clients globally across Retail Banking, Investment Banking, Capital Markets, Wealth Management and Insurance. We have been instrumental in delivering success to our clients by aligning with their business priorities; we have done this by leveraging state-of-the-art technology and process transformation solutions, digital capabilities, service design innovation, domain expertise, IP and integrated offerings, end-to-end consulting services, adoption of “new ways of working”, and an ongoing focus on delivery excellence. We also harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics, and emerging technologies, to help our clients adapt to the digital world.

•

Health Business Unit (“Health BU”): Our mission is to help organizations solve real world health problems to improve people’s lives. Health BU is dedicated to helping health and life sciences companies rethink, reshape and restructure their business to increase their competitiveness in the industry. We help companies realize value in their core businesses by fueling innovation born in collaboration, and help recalibrate their business toward more accountable, affordable and accessible care.

•

Consumer Business Unit (“CBU”): CBU offers a full array of innovative solutions and services to cater to the entire value chain where the consumer is at the core, through a blend of domain knowledge, technology expertise and delivery excellence. We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product, and customer performance across the globe. We provide strong consumer-centric insights and project execution skills, across retail, consumer goods, media, travel and public sector. Our domain specialists work with customers to maximize value through technology investments. CBU encompasses retail, consumer packaged goods, new-age companies, media, education, hospitality, travel, transportation and public sector industries.

•

Energy, Natural Resources and Utilities (“ENU”): Our ENU industry vertical has been collaborating with and serving businesses across the globe for over 18 years. Our deep domain, digital, consulting and technology expertise has helped the business become a trusted partner to over 75 customers in the oil and gas, mining, water, natural gas, electricity, airports, ports, engineering and construction industries across the globe. Wipro’s ENU industry vertical has been recognized by analysts as a major player in the energy and utilities sector. We provide consulting, engineering, technology and business processes services expertise to the utilities industry across generation and renewables, transmission and distribution, retail, smart grid, energy trading and risk management and health, safety, security and environment. Our deep domain expertise in the energy sector has helped us play a pivotal role in business and digital transformation of major oil and gas companies across their value chain. Our successes in enabling business areas of customer experience, operational efficiency and non-traditional revenue generation through technology for airports have made us a leading partner in the sector.

•

Manufacturing (“MFG”): Wipro’s MFG business unit caters to manufacturing companies across the industry segments of aerospace and defense, automotive, industrial and process manufacturing. By coupling our digital and extensive domain expertise, we help our customers transform their business processes across product design, supply chain, and aftermarket services to achieve their digital transformation objectives. We have leveraged our network of partners and academia, to develop IP, platforms and industry-focused solutions. Our after-market solutions and services are helping manufacturing customers capture additional market share by adopting new business models. Our ongoing investments in emerging technologies like autonomous systems and robotics, Industry 4.0, aftermarket, industrial IoT, augmented reality and virtual reality are helping customers create new business solutions and create new revenue models.

•

Technology (“TECH”): Companies across the high-tech value chain; from the silicon providers to software companies, are serviced by Wipro’s Technology business unit. Our extensive customer portfolio includes marquee companies in Semiconductors, Compute and Storage, Networking & Edge, Peripherals, Consumer Electronics and Platforms and Software products. We help our customers transition to new business models by helping them build digital products and solutions, digitize their back office and front office operations, and enable their servitization strategy. With extensive focus on 5G and AI cloud native based solutions we bring together an ecosystem of expertise to build IP, platforms and domain/industry-focused solutions that help our customers reach their business goals. Our deep domain knowledge, wide range of service offerings, investments and capabilities in complete 5G lifecycle services and solutions has positioned us as a top integrated hardware and software research and development service provider.

•

Communications (“COMM”): Wipro has been enabling the digital transformation journey of Communications Service Providers (“CSPs”) across the globe as they transform to become Digital Service Providers. Our digital business solutions are tailored for CSPs customer context, with capabilities in technologies such as 5G, cloud, software-defined networking and network functions virtualization, AI, IoT, blockchain, cybersecurity and a digital workplace in order to focus on new ways of working. We enable the convergence of network, IT and business processes across the entire customer lifecycle. Our investments in new-age start-ups through Wipro Ventures, along with a comprehensive partner ecosystem are enabling CSPs globally to create services that enable new revenue opportunities, build business agility and reduce their time to market in Business-to-Consumer and Business-to-Business environments. Our focus on continuous improvement, alignment to industry standards, investments in the technology solutions of tomorrow, especially as we gear up for the 5G revolution, deliver proven business value to global CSP customers.

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

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers, none of whom individually account for more than 10% of our overall IT Products segment revenues.

IT Products Sales and Marketing

We are valued-added resellers of third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. Our global client partners receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

Our competitors in the IT Products market include global system integrators as well as local and niche services providers operating in specific geographies like India. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded market place requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

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

ISRE

The ISRE segment consists of IT Services offerings to departments or ministries of the GoI and/or the Indian State Governments, as well as to corporate entities where more than 51% of the paid-up capital is held by the GoI or any Indian State Government, either individually or jointly (i.e., a “Public Sector Undertaking”). In certain cases, corporate entities which are held by the Central / State Government (more than 51%), in turn hold more than 51% stake of paid-up capital in other entities (i.e., a controlling stake), such other entities are also classified as an ISRE.

We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

We will be leveraging our strong practices in areas such as taxation and e-governance, oil and gas and utilities, along with our strong partner system, to work with Indian government entities, Public Sector Undertakings and other large companies classified as ISREs. For BFSI projects in our ISRE segment, we aim to replicate our successes in areas such as core banking transformation, and consulting.

ISRE Customers

We have customers across the GoI, Indian State Governments and in industry segments such as BFSI and ENU in the form of corporate entities where more than 51% of the paid-up capital is held by the Central and/or State government. We work with multiple ISRE customers and our top two ISRE customers contribute approximately one-third of our total ISRE revenues.

ISRE Sales and Marketing

Our ISRE business unit will focus on the unique customer requirements and will create a “Go To Market” (“GTM”) approach that will address the needs of the present as well as future.

ISRE Competition

In the ISRE sector, our competition comes from both local and global IT services companies, including large global consulting firms. For the GoI segment, several small companies have entered the market as disruptors, with most of these small companies focused on penetration strategy.

The following factors differentiate us from our competition:

1.	Our deep technology knowledge and domain expertise specifically in BFSI and ENU

2.	Our strong partnership with key alliance partners including hardware and software partners

3.	Prior experience in successfully delivering key marquee projects to ISRE customers

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

As of March 31, 2019, we have 558 registered patents in various countries. We filed 305 patents during the year ended March 31, 2019 and currently have approximately 1,678 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2019, we held more than 700 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 150 trademark applications are pending for registration in various jurisdictions across the world. This includes over 90 trademark applications pending with respect to our new logo.

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

Effect of Government Regulation on our Business

Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the GoI. We benefit from certain tax incentives promulgated by the GoI, including the export of IT services from Special Economic Zones (“SEZs”). As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities.

Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislations from the Reserve Bank of India, Securities and Exchange Board of India and/or the Ministry of Finance of the GoI to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the Securities and Exchange Board of India to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

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

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. The offices are approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans.

In addition, we have approximately 23.33 million square feet of land for future expansion plans. We have 15.18 million square feet of owned software development facilities in India and over 5.95 million square feet of leased software development premises in India.

We have approximately 2.38 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.12 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 20,853 million,₹ 21,870 million and ₹ 22,781 million on capital expenditure during the fiscal years ended March 31, 2017, 2018 and 2019, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 65 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 150 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2019, we had contractual commitments of ₹ 12,443 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

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

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

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

•

Further, we have invested in acquiring new technology and skills. In the year ended March 31, 2019, we took over the employees and the customer contracts of Syfte, an Australian company specializing in research, user experience, customer experience, service and experience design and content strategy. In the last three fiscal years, we have also acquired Appirio Inc., a global cloud services company that creates next-generation employee and customer experiences, Cooper Software Inc., an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education and InfoSERVER S.A. (“Infoserver”), an IT services provider providing custom application development and software deployment services in the Brazilian market.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2019 is 31.10%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Limited ability of the market to accept increase in prices;

•	Regular increases in salaries, a cost which accounts for a major part of our expense line;

•	The impact of exchange rate fluctuations on our Indian Rupee realizations;

•	Higher investment in research and development and other emerging technology areas; and

•	Investments in acquisitions with potentially lower contribution to margins.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing premium services across the Digital value-chain, including advisory, strategy, design and engineering;

•	Investing in non-linearity initiatives that de-link the linear relationship between revenue and efforts expended;

•	Investing in customer relationship teams to establish deeper client relationships and provide a wider range of services;

•	Driving revenue and cost synergies of acquired businesses;

•	Leveraging Wipro HOLMESTM to increase use of automation within our client organizations;

•

Developing cost containment initiatives and driving higher employee productivity by using next-generation delivery systems that re-evaluate traditional tools such as operating systems, management systems and mindset behavior;

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

India State Run Enterprise (“ISRE”): The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). Effective October 1, 2018, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Comparative information included in this Annual Report has been restated to give effect to this change in our operating segments.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. There is no change in our philosophy on shareholder return.

The cash dividend paid per equity share during the year ended March 31, 2019 was interim dividend of ₹ 1. The Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend for the year ended March 31, 2019.

During the fiscal year ended March 31, 2019, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every three equity shares held (including ADS holders) as of March 7, 2019, the record date fixed for this purpose. This issue of stock dividend was approved by the shareholders of the Company vide a resolution dated February 22, 2019 which was passed through postal ballot and electronic voting. The Company allotted 1,508,469,180 shares for the bonus issuance.

On April 16, 2019, the Board of Directors approved a buyback proposal, subject to approval of shareholders, for purchase by the Company of up to 323,076,923 equity shares of ₹ 2 par value each (representing 5.35% of our total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer. The buyback price is ₹ 325 (approximately $4.70) per equity share payable in cash for an aggregate amount not exceeding ₹ 105 billion (approximately $1.5 billion). The buyback was approved by the shareholders on June 1, 2019 through postal ballot/e-voting.

Results of Operations

Our revenues and profits for the years ended March 31, 2017, 2018 and 2019 are provided below:

	Wipro Limited and subsidiaries
	Years ended March 31,			Year on Year change
	2017	2018	2019	2018-17		2019-18
	(₹ in millions except earnings per share data)
Revenue (1)	554,179	546,359	589,060	(1.41)%		7.82%
Cost of revenue	(391,544)	(385,575)	(413,033)	(1.52)%		7.12%
Gross profit	162,635	160,784	176,027	(1.14)%		9.48%
Selling and marketing expenses	(40,817)	(42,349)	(44,510)	3.75%		5.10%
General and administrative expenses	(32,021)	(34,141)	(35,951)	6.62%		5.30%
Other Operating Income (2)	4,082	—	4,344	NA		NA
Operating income	93,879	84,294	99,910	(10.21)%		18.53%
Profit attributable to equity holders	84,895	80,081	90,031	(5.67)%		12.42%
As a percentage of revenue:
Selling and marketing expenses	7.37%	7.75%	7.56%	(38	)bps	19	bps
General and administrative expenses	5.78%	6.25%	6.10%	(47	)bps	15	bps
Gross margins (3)	29.13%	29.43%	29.66%	30	bps	23	bps
Operating margin (3)	16.82%	15.43%	16.84%	(139	)bps	141	bps
Earnings per share (4)
Basic	13.11	12.64	14.99
Diluted	13.07	12.62	14.95

(1)

For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is ₹ 550,402 million, ₹ 544,871 million and ₹ 585,845 million for the years ended March 31, 2017, 2018 and 2019, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

(2)

Net gain from the sale of our hosted data center services business and Workday and Cornerstone OnDemand business, and reduction in our holdings in Wipro Airport IT Services Limited, in the total amount of ₹ 4,344 million, has been recorded as “Other operating income.”

(3)	Gross margin and operating margin as a percentage of revenue have been calculated by including Other Operating Income with Revenue.
(4)	Earnings per share for the years ended March 31, 2017 and 2018 have been proportionately adjusted for the bonus issue in the ratio of 1:3 as approved by the shareholders on February 22, 2019.

Effective October 1, 2018, we decided to carve out ISRE as a separate, standalone segment from our IT Services business. The Company is now organized into three operating segments: IT Services, IT Products and ISRE. Comparative information included in this Annual Report has been restated to give effect to these changes.

Our revenue and segment results are as follows:

	Years ended March 31,			Year on Year change
	2017	2018	2019	2018-17	2019-18
	(₹ in millions)
Revenue:
IT Services	519,196	517,716	568,253	(0.29)%	9.76%
IT Products	25,922	17,998	12,312	(30.60)%	(31.59)%
ISRE	9,244	10,694	8,544	15.69%	(20.10)%
Reconciling items	(183)	(49)	(49)	73.22%	0.00%

	554,179	546,359	589,060	(1.41)%	7.82%

Segment results:
IT Services	98,391	83,159	102,503	(15.48)%	23.26%

	Years ended March 31,			Year on Year change
	2017	2018	2019	2018-17	2019-18
IT Products	(1,680)	362	(1,047)	121.55%	(389.23)%
ISRE	(2,326)	454	(1,829)	119.52%	(502.86)%
Reconciling items	(506)	319	283	163.04%	(11.29)%

	93,879	84,294	99,910	(10.21)%	18.53%

Analysis of Results

Results of operations for the years ended March 31, 2019 and 2018

Revenue: Our revenue increased by 7.82%.

The IT Services segment revenue increased by 9.76%. This growth was led by two of our largest industry verticals, BFSI and CBU, and was also a result of depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar. The growth in the BFSI and CBU industry verticals was a result of increasing our differentiated offerings across our geographic and digital capabilities. Growth was partially offset by a decline in revenues due to the sale of our hosted data center business, a reduction in revenues from COMM due to the bankruptcy of one of our clients in the year ending March 31, 2018, completion of large deals and a reduction in revenues from the Health BU due to uncertainties around regulatory changes relating to the Affordable Care Act.

Revenue of the IT Products segment declined by 31.59%, which was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than selling standalone IT products.

Revenue of the ISRE segment declined by 20.10%, which was primarily due to scaling down of large engagements and delay in completion of projects. The table below gives our revenue by geographic segments for the year ended March 31, 2018 and 2019:

	Percentage of revenues Year ended March 31,
Geographic Segments	2018	2019
India	8%	5%
Americas (1)	52%	55%
Europe	25%	25%
Rest of the world	15%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 7.12% primarily because of increase in employee compensation due to the impact of salary increases, increase in headcount during the year, increase in subcontracting/technical fees and depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar. This was partially offset by a reduction in the cost of hardware and software and decrease in depreciation, amortization and impairment charges, primarily as a result of the sale of our hosted data center business, during the fiscal year ended March 31, 2019. The following tables present our cost of revenues:

	Year ended March 31,		Year on Year	Year on Year
Cost of revenues	2018	2019	2019-18	2019-18
	(₹ in millions)
Employee compensation	228,936	251,818	22,882	9.99%
Cost of hardware and software	18,981	13,567	(5,414)	(28.52)%
Subcontracting/technical fees	83,432	93,974	10,542	12.64%
Travel	11,365	13,142	1,777	15.64%
Depreciation, amortization and impairment	16,705	14,658	(2,047)	(12.25)%
Facility expenses	16,808	17,390	582	3.46%
Communication	4,648	3,979	(669)	(14.39)%
Others	4,700	4,505	(195)	(4.14)%

Total	385,575	413,033	27,458	7.12%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue increased by 23 basis points (“bps”). Our selling and marketing expenses as a percentage of total revenue decreased from 7.75% for the year ended March 31, 2018 to 7.56% for the year ended March 31, 2019. In absolute terms, selling and marketing expenses increased by 5.10% primarily because of salary increases and depreciation of the Indian Rupee against foreign currencies including U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar. These increases have been partially offset by the decrease in travel and marketing and brand building charges in the year ended March 31, 2019 as compared to the year ended March 31, 2018. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year	Year on Year
Selling and marketing expenses	2018	2019	2019-18	2019-18
	(₹ in millions)
Employee compensation	28,070	30,972	2,902	10.34%
Travel	3,054	2,557	(497)	(16.27)%
Depreciation, amortization and impairment	4,509	4,712	203	4.50%
Facility expenses	1,510	1,650	140	9.27%
Communication	596	466	(130)	(21.81)%
Marketing and brand building	3,140	2,714	(426)	(13.57)%
Others	1,470	1,439	(31)	(2.11)%

Total	42,349	44,510	2,161	5.10%

Our general and administrative expenses as a percentage of revenue decreased from 6.25% for the year ended March 31, 2018 to 6.10% for the year ended March 31, 2019. In absolute terms, general and administrative expenses increased by 5.30%, primarily due to charges paid against a one-time settlement of a legal claim against the company included under “Others.” This was offset by a decrease in the lifetime expected credit loss, deferred contract cost and travel. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year	Year on Year
General and administrative expenses	2018	2019	2019-18	2019-18
	(₹ in millions)
Employee compensation	15,217	16,984	1,767	11.61%
Travel	2,980	2,069	(911)	(30.57)%
Facility expenses	2,726	3,173	447	16.40%
Legal and professional fees	4,082	3,510	(572)	(14.01)%
Lifetime expected credit loss and deferred contract cost	6,565	980	(5,585)	(85.07)%
Others	2,571	9,235	6,664	259.20%

Total	34,141	35,951	1,810	5.30%

Other operating income: During the year ended March 31, 2019, we concluded the sales of our hosted data center services business and Workday and Cornerstone OnDemand business, and reduced our holding in Wipro Airport IT Services Limited. Net gain from the sale of our hosted data center services business, Workday and Cornerstone OnDemand business, and reduction in our holdings in Wipro Airport IT Services Limited, in the total amount of ₹ 4,344 million, has been recorded as “Other operating income.”

As a result of the foregoing factors, our operating income increased by 18.53%, from ₹ 84,294 million for the year ended March 31, 2018 to ₹ 99,910 million for the year ended March 31, 2019. As a result of the above, our results from operating activities as a percentage of revenue (operating margin) increased by 141 bps from 15.43% to 16.84%.

Finance expenses: Our finance expenses increased from ₹ 5,830 million for the year ended March 31, 2018 to ₹ 7,375 million for the year ended March 31, 2019. This increase is primarily due to an increase of ₹ 2,165 million in interest expense, which was partially offset by a decrease of ₹ 620 million in exchange loss on foreign currency borrowings and related derivative instruments.

Finance and other income: Our finance and other income decreased from ₹ 23,999 million for the year ended March 31, 2018 to ₹ 22,923 million for the year ended March 31, 2019. The decrease is due to a reduction in net gains from investments by ₹ 3,283 million during the year ended March 31, 2019 as compared to the year ended March 31, 2018, resulting from a decrease in the average investments held during the year.

Income taxes: Our income taxes increased by ₹ 2,852 million from ₹ 22,390 million for the year ended March 31, 2018 to ₹ 25,242 million for the year ended March 31, 2019. Please refer to Note 17 of the Notes to Consolidated Financial Statements for further information. Our effective tax rate has narrowly increased from 21.85% for the year ended March 31, 2018 to 21.87% for the year ended March 31, 2019.

Profit attributable to non-controlling interest has increased from ₹ 3 million for the year ended March 31, 2018 to ₹ 142 million for the year ended March 31, 2019.

As a result of the foregoing factors, our profit attributable to equity holders increased by ₹ 9,950 million or 12.42%, from ₹ 80,081 million for the year ended March 31, 2018 to ₹ 90,031 million for the year ended March 31, 2019.

Results of operations for the years ended March 31, 2018 and 2017

Our revenue decreased by 1.41%.

The IT Services segment revenue decreased by 0.29%. This was primarily due to decreases in revenue in our COMM and Health BU industry verticals. Revenue from the COMM vertical has declined due to the loss of a client who declared bankruptcy, as well as ramp downs in a few large projects. Revenue from the Health BU industry vertical has declined due to uncertainties around regulatory changes relating to the Affordable Care Act and appreciation of the Indian Rupee against currencies other than the U.S. Dollar. Meanwhile, our BFSI vertical registered growth in revenues.

Revenue of IT Products segment declined by 30.60%, which was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than selling standalone IT products.

Revenue of ISRE segment increased by 15.69%, which was primarily due to ramp up of existing engagements and new projects.

The table below gives our revenue by geographic segments for year ended March 31, 2017 and 2018:

	Percentage of revenues Year ended March 31,
Geographic Segments	2017	2018
India	8%	8%
Americas (1)	52%	52%
Europe	25%	25%
Rest of the world	15%	15%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues decreased by 1.52% primarily because of reduction in the cost of hardware, software and travel. This was partially offset by increases in employee compensation due to the impact of salary increases, increases in onsite headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees and increases in facility expenses. The following table presents our cost of revenues:

	Year ended March 31,		Year on Year	Year on Year
Cost of revenues	2017	2018	2018-17	2018-17
	(₹ in millions)
Employee compensation	226,595	228,936	2,341	1.03%
Cost of hardware and software	27,210	18,981	(8,229)	(30.24)%
Subcontracting/technical fees	81,495	83,432	1,937	2.38%
Travel	14,163	11,365	(2,798)	(19.76)%
Depreciation, amortization and impairment	16,875	16,705	(170)	(1.01)%
Facility expenses	15,084	16,808	1,724	11.43%
Communication	4,599	4,648	49	1.07%
Others	5,523	4,700	(823)	(14.90)%

Total	391,544	385,575	(5,969)	(1.52)%

As a result of the foregoing factors, our gross profit as percentage of our total revenue increased by 30 bps.

Our selling and marketing expenses as a percentage of total revenue increased from 7.37% for the year ended March 31, 2017 to 7.75% for the year ended March 31, 2018. In absolute terms, selling and marketing expenses increased by 3.75% primarily because of increases in employee compensation, and marketing and brand building charges. These increases have been set-off by the decrease in amortization and impairment charges for intangible assets recognized through business combinations in the year ended March 31, 2018 as compared to the year ended March 31, 2017. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year	Year on Year
Selling and marketing expenses	2017	2018	2018-17	2018-17
	(₹ in millions)
Employee compensation	26,051	28,070	2,019	7.75%
Travel	3,132	3,054	(78)	(2.49)%
Depreciation, amortization and impairment	5,897	4,509	(1,388)	(23.54)%
Facility expenses	1,375	1,510	135	9.82%
Communication	658	596	(62)	(9.42)%
Marketing and brand building	2,936	3,140	204	6.95%
Others	768	1,470	702	91.41%

Total	40,817	42,349	1,532	3.75%

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

	Year ended March 31,		Year on Year	Year on Year
General and administrative expenses	2017	2018	2018-17	2018-17
	(₹ in millions)
Employee compensation	15,435	15,217	(218)	(1.41)%
Travel	2,852	2,980	128	4.49%
Facility expenses	2,838	2,726	(112)	(3.95)%
Legal and professional fees	4,122	4,082	(40)	(0.97)%
Lifetime expected credit loss and deferred contract cost	2,427	6,565	4,138	170.50%
Others	4,347	2,571	(1,776)	(40.86)%

Total	32,021	34,141	2,120	6.62%

Other operating income: During the year ended March 31, 2017, we concluded the sale of our EcoEnergy division for a consideration of ₹ 4,670 million. The net gain from the sale, amounting to ₹ 4,082 million, has been recorded as “other operating income”.

As a result of the foregoing factors, our operating income decreased by 10.21%, from ₹ 93,879 million for the year ended March 31, 2017 to ₹ 84,294 million for the year ended March 31, 2018. As a result of the above, our results from operating activities as a percentage of revenue (operating margin) decreased by 139 bps from 16.82% to 15.43%. Adjusted for the impact arising out of the insolvency of two of our customers, the operating income for the year ended March 31, 2018 was ₹ 88,906 million (16.27%), decreased by 5.30% as compared to year ended March 31, 2017.

Finance expenses: Our finance expenses decreased from ₹ 5,942 million for the year ended March 31, 2017 to ₹ 5,830 million for the year ended March 31, 2018. This decrease is primarily due to a decrease of ₹ 888 million in exchange loss on foreign currency borrowings and related derivative instruments, which was partially offset by an increase in interest expense by ₹ 776 million, primarily on account of increase in long term borrowings during the year ended March 31, 2018.

Finance and other income: Our finance and other income increased from ₹ 22,419 million for the year ended March 31, 2017 to ₹ 23,999 million for the year ended March 31, 2018. The increase is due to an increase in gains from investments by ₹ 1,542 million during the year ended March 31, 2018 as compared to the year ended March 31, 2017, resulting from an increase in the average investments held during the year.

Income taxes: Our income taxes decreased by ₹ 2,823 million, from ₹ 25,213 million for the year ended March 31, 2017 to ₹ 22,390 million for the year ended March 31, 2018. Please refer to Note 17 of the Notes to Consolidated Financial Statements for further information. Our effective tax rate decreased from 22.85% for the year ended March 31, 2017 to 21.85% for the year ended March 31, 2018, primarily because of the re-statement of deferred tax items pursuant to the “Tax Cuts and Jobs Act of 2017” which was signed into law in the U.S. on December 22, 2017. As a result of the operational structure of the Company, it is possible that the application of the recently enacted U.S. tax reform legislation may not have a material and adverse impact on our operating results, cash flows and financial condition. We are still evaluating the impact of this legislation on our business.

Profit attributable to non-controlling interest has decreased from ₹ 248 million for the year ended March 31, 2017 to ₹ 3 million for the year ended March 31, 2018.

As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹ 4,814 million or 5.67%, from ₹ 84,895 million for the year ended March 31, 2017 to ₹ 80,081 million for the year ended March 31, 2018.

Segment Analysis

Our business comprises of the IT Services, IT Products and ISRE segments.

The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). Effective October 1, 2018, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Comparative information included in this Annual Report has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Services offerings to customers organized by industry verticals. During the year ended March 31, 2019, our industry verticals were as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business Unit (“Health BU”), Consumer Business Unit (“CBU”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

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

ISRE: This segment consists of IT services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments. Most ISRE deals come in the form of tender process, with little room to negotiate the terms and conditions.

IT Services

Our IT Services businesses provide a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by industry verticals for the IT Services segment for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Year ended March 31,			Year on Year	Year on Year
	2017	2018	2019	2018-17	2019-18
	(₹ in millions)
Revenue:
IT Services industry verticals
BFSI	133,332	144,139	175,262	8.11%	21.59%
Health BU	81,980	74,136	75,081	(9.57)%	1.27%
CBU	78,101	77,914	89,313	(0.24)%	14.63%
ENU	68,223	67,841	72,830	(0.56)%	7.35%
TECH	72,069	73,947	76,591	2.61%	3.58%

	Year ended March 31,			Year on Year	Year on Year
	2017	2018	2019	2018-17	2019-18
MFG	46,907	46,081	46,496	(1.76)%	0.90%
COMM	38,584	33,658	32,680	(12.77)%	(2.91)%

	519,196	517,716	568,253	(0.29)%	9.76%

Segment Result:
IT Services industry verticals
BFSI	25,721	24,549	33,831	(4.56)%	37.81%
Health BU	9,524	9,624	8,638	1.05%	(10.25)%
CBU	15,928	12,619	16,828	(20.77)%	33.35%
ENU	14,485	8,097	7,081	(44.10)%	(12.55)%
TECH	16,634	14,680	15,916	(11.75)%	8.42%
MFG	6,843	7,007	8,327	2.40%	18.84%
COMM	6,125	3,236	4,396	(47.17)%	35.85%
Unallocated	(951)	3,347	3,142	451.95%	(6.12)%
Other operating income	4,082	—	4,344	NA	NA

	98,391	83,159	102,503	(15.48)%	23.26%

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 93.6%, 94.7% and 96.4% of our total revenue for the years ended March 31, 2017, 2018 and 2019, respectively and 104.8%, 98.7% and 102.6% of our operating income for the years ended March 31, 2017, 2018 and 2019, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,*			Year on Year change
	2017	2018	2019	2018-17		2019-18
	(₹ in millions except percentage data)
Revenue (1)	519,196	517,716	568,253	(0.29)%		9.76%
Cost of Revenue	(355,957)	(359,717)	(390,197)	1.06%		8.47%
Gross profit	163,239	157,999	178,056	(3.21)%		12.69%
Selling and marketing expenses	(39,942)	(41,874)	(44,207)	4.84%		5.57%
General and administrative expenses	(28,988)	(32,966)	(35,690)	13.72%		8.26%
Other Operating Income	4,082	—	4,344	NA		NA
Segment results (2)	98,391	83,159	102,503	(15.48)%		23.26%
As a percentage of revenue:
Selling and marketing expenses	7.69%	8.09%	7.78%	(40	)bps	31	bps
General and administrative expenses	5.58%	6.37%	6.28%	(79	)bps	9	bps
Gross margin (3)	31.20%	30.52%	31.10%	(68	)bps	58	bps
Segment results (3)	18.80%	16.06%	17.90%	(274	)bps	184	bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 3,736 million, ₹ 1,498 million and ₹ 3,208 million for the years ended March 31, 2017, 2018 and 2019, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

(2)

Includes Other Operating Income, which is being included to present the effect from the sale of the EcoEnergy division in the year ended March 31, 2017 and sale of our hosted data center business and Workday and Cornerstone OnDemand business, in the year ended March 31, 2019.

(3)	Gross margin and segment results as a percentage of revenue have been calculated by including Other Operating Income with Segment Revenue.

* Note: Comparative information has been restated to give effect to the change due to carving out of ISRE.

Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2018		2019
Industry Verticals	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
BFSI	27.9%	29.5%	30.8%	33.0%
Health BU	14.3%	11.6%	13.2%	8.4%
CBU	15.0%	15.2%	15.7%	16.4%
ENU	13.1%	9.7%	12.8%	6.9%
TECH	14.3%	17.7%	13.5%	15.6%
MFG	8.9%	8.4%	8.2%	8.1%
COMM	6.5%	3.9%	5.8%	4.3%
Unallocated	NA	4.0%	NA	3.1%
Other operating income	NA	—	NA	4.2%

Results of operations for the years ended March 31, 2019 and 2018

The IT services segment revenue increased by 9.76%. The growth was led by two of our largest industry verticals, BFSI and CBU. The growth in these industry verticals was a result of increasing our differentiated offerings across our geographic and digital capabilities, as well as depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar. Growth was partially offset by a decline in revenues due to the sale of our hosted data center business, a reduction in revenues from COMM due to the bankruptcy of one of our clients in the year ending March 31, 2018, completion of large deals and a reduction in revenues from the Health BU due to uncertainties around regulatory changes relating to the Affordable Care Act. We added 271 new customers during the year ended March 31, 2019.

Our gross profit as a percentage of our revenue from our IT Services segment increased by 58 bps, primarily because of depreciation of the Indian Rupee against foreign currencies including U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar and a reduction in the depreciation, amortization and impairment charges primarily as a result of the sale of our data center business during the year ended March 31, 2019. This was offset by an increase in employee compensation due to the impact of salary increases, increase in headcount during the year, and increase in subcontracting/technical fees.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 8.09% for the year ended March 31, 2018 to 7.78% for the year ended March 31, 2019. In absolute terms, selling and marketing expenses increased by ₹ 2,333 million primarily on account of salary increases and depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Sterling Pound and Canadian Dollar. These increases have been offset by the decrease in travel and marketing and brand building charges in the year ended March 31, 2019 as compared to the year ended March 31, 2018.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 6.37% for the year ended March 31, 2018 to 6.28% for the year ended March 31, 2019. In absolute terms, general and administrative expenses increased by ₹ 2,724 million, primarily due to charges paid against a one-time settlement of a legal claim against the company. This was offset by a decrease in the lifetime expected credit loss, deferred contract cost and travel.

During the year ended March 31, 2019, we concluded the sales of our hosted data center services business and Workday and Cornerstone OnDemand business, and reduced our holding in Wipro Airport IT Services Limited. Net gain from the sale of our hosted data center services business and Workday and Cornerstone OnDemand business, and reduction in our holdings in Wipro Airport IT Services Limited, in the total amount of ₹ 4,344 million, has been recorded as “other operating income.”

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 184 bps, from 16.06% to 17.90%. In absolute terms, the segment results of our IT Services segment increased by 23.26%.

Results of operations for the years ended March 31, 2018 and 2017

The IT services segment revenue decreased from ₹ 519,196 million for the year ended March 31, 2017 to ₹ 517,716 million for the year ended March 31, 2018. This was primarily due to decreased revenue in the COMM and Health BU industry verticals. Revenue from the COMM vertical declined due to the loss of a client who declared bankruptcy and ramp downs in a few large projects. Revenue from the Health BU industry vertical declined due to uncertainties around regulatory changes relating to the Affordable Care Act and appreciation of the Indian Rupee against currencies other than the U.S. Dollar, which offset growth in the BFSI vertical. We added 220 new customers during the year ended March 31, 2018, including customers added because of acquisitions.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 68 bps primarily because of increase in employee compensation due to the impact of salary increases, increases in onsite headcount during the year (including increases resulting from business combinations), increases in subcontracting/technical fees, and increases in facility expenses, partially offset by reduction in the cost of hardware, software and travel.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 7.69% for the year ended March 31, 2017 to 8.09% for the year ended March 31, 2018. In absolute terms, selling and marketing expenses increased by ₹ 1,932 million primarily because of increases in employee compensation, and advertising and brand building charges. These increases were offset by the decrease in amortization and impairment charges for intangible assets recognized through business combinations in the year ended March 31, 2018 as compared to the year ended March 31, 2017.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.58% for the year ended March 31, 2017 to 6.37% for the year ended March 31, 2018. In absolute terms, general and administrative expenses increased by ₹ 3,978 million, primarily due to impairment of receivables and deferred contract cost arising on account of insolvency of two of our customers.

During the year ended March 31, 2017, we had concluded the sale of the EcoEnergy division for a consideration of ₹ 4,670 million. Net gain from the sale, amounting to ₹ 4,082 million, has been recorded as other operating income in the year ended March 31, 2017.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 274 bps, from 18.80% to 16.06%. Further, in absolute terms, the segment results of our IT Services segment decreased by 15.48%. Adjusted for the impact arising out of insolvency of two of our customers, the segment result from out IT Services segment for the year ended March 31, 2018 was ₹ 87,770 million, decreasing by 10.80% as compared to year ended March 31, 2017.

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

Our IT Products segment accounted for 4.7%, 3.3% and 2.1% of our revenue for the years ended March 31, 2017, 2018 and 2019, respectively, and (1.8)%, 0.4% and (1.0)% of our operating income for each of the years ended March 31, 2017, 2018 and 2019, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,			Year on Year change
	2017	2018	2019	2018-17	2019-18
	(₹ in millions except percentage data)
Revenue (1)	25,922	17,998	12,312	(30.60)%	(31.59)%
Cost of Revenue	(24,965)	(16,515)	(12,567)	(33.85)%	(23.90)%
Gross profit	957	1,483	(255)	54.98%	(117.19)%
Selling and marketing expenses	(621)	(248)	(168)	(60.04)%	(32.26)%
General and administrative expenses	(2,016)	(873)	(624)	(56.70)%	(28.52)%
Segment results	(1,680)	362	(1,047)	121.55%	(389.23)%
As a Percentage of Revenue:
Selling and marketing expenses	2.40%	1.38%	1.36%	102bps	2bps
General and administrative expenses	7.78%	4.85%	5.06%	293bps	(21	)bps
Gross margin	3.69%	8.24%	(2.07)%	455bps	(1031	)bps
Segment results	(6.48%)	2.01%	(8.50)%	849bps	(1051	)bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 81 million, ₹ (12) million and ₹ (2) million for the years ended March 31, 2017, 2018 and 2019, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2019 and 2018

Our revenue from the IT Products segment decreased by 31.59%. The decline was primarily due to our focus on being a system integrator of choice where we provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

Our gross profit as a percentage of our IT Products segment revenue decreased by 1031 bps, primarily because of cost escalation relating to depreciation of the Indian Rupee against the U.S. Dollar and increase in loss provisions in certain customer contracts.

Selling and marketing expenses as a percentage of revenue from our IT Products segment has remained flat at 1.36%. In absolute terms, selling and marketing expenses decreased by ₹ 80 million, in line with reduction in revenues.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from 4.85% for the year ended March 31, 2018 to 5.06% for the year ended March 31, 2019. In absolute terms, general and administrative expenses decreased by ₹ 249 million primarily on account of decreases in employee compensation and lifetime expected credit loss in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of ₹ 1,047 million for the year ended March 31, 2019 as compared to a profit of ₹ 362 million for the year ended March 31, 2018.

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

Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 2.40% for the year ended March 31, 2017 to 1.38% for the year ended March 31, 2018 due to an optimization of head count. In absolute terms, selling and marketing expenses decreased by ₹ 373 million.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 7.78% for the year ended March 31, 2017 to 4.85% for the year ended March 31, 2018. In absolute terms, general and administrative expenses decreased by ₹ 1,143 million primarily on account of decreases in employee compensation and lifetime expected credit loss in our India business.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a profit of ₹ 362 million for the year ended March 31, 2018 as compared to a loss of ₹ 1,680 million for the year ended March 31, 2017.

ISRE

Our ISRE segment accounted for 1.7%, 2.0% and 1.5% of our revenue for the years ended March 31, 2017, 2018 and 2019, respectively, and (2.5)%, 0.5% and (1.8)% of our operating income for each of the years ended March 31, 2017, 2018 and 2019, respectively.

Operating results of the ISRE segment are as follows:

	Year ended March 31,			Year on Year change
	2017	2018	2019	2018-17		2019-18
	(₹ in millions except percentage data)
Revenue (1)	9,244	10,694	8,544	15.69%		(20.10)%
Cost of Revenue	(10,429)	(9,135)	(9,926)	(12.41)%		8.66%
Gross profit	(1,185)	1,559	(1,382)	231.56%		(188.65)%
Selling and marketing expenses	(403)	(379)	(294)	(5.96)%		(22.43)%
General and administrative expenses	(738)	(726)	(153)	(1.63)%		(78.93)%
Segment results	(2,326)	454	(1,829)	119.52%		(502.86)%
As a Percentage of Revenue:
Selling and marketing expenses	4.36%	3.54%	3.44%	82	bps	10	bps
General and administrative expenses	7.98%	6.79%	1.79%	199	bps	500	bps
Gross margin	(12.82)%	14.58%	(16.18)%	2740	bps	(3076	)bps
Segment results	(25.16%)	4.25%	(21.41)%	2941	bps	(2566	)bps

(1)

Finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 30 of the Notes to the Consolidated Financial Statements for additional details.

Results of operations for the years ended March 31, 2019 and 2018

Our revenue from the ISRE segment decreased by 20.1%. This was primarily due to scaling down of large engagements and delay in completion of projects.

Our gross profit as a percentage of our ISRE segment revenue decreased by 3076 bps, primarily on account of cost overruns in existing engagements.

Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased slightly from 3.54% for the year ended March 31, 2018 to 3.44% for the year ended March 31, 2019. In absolute terms, selling and marketing expenses decreased by ₹ 85 million, which is in line with reduction in revenues.

General and administrative expenses as a percentage of revenue from our ISRE segment decreased from 6.79% for the year ended March 31, 2018 to 1.79% for the year ended March 31, 2019. In absolute terms, general and administrative expenses decreased by ₹ 573 million. This was primarily on account of reduction in lifetime expected credit loss.

As a result of the above, in absolute terms, segment results of our ISRE segment recorded a loss of ₹ 1,829 million for the year ended March 31, 2019 as compared to a profit of ₹ 454 million for the year ended March 31, 2018.

Results of operations for the years ended March 31, 2018 and 2017

Our revenue from the ISRE segment increased by 15.69%. This was primarily on account of additional orders from existing clients.

Our gross profit as a percentage of our ISRE segment revenue increased by 2740 bps. This was primarily on account of reduction in loss provisions.

Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased from 4.36% for the year ended March 31, 2017 to 3.54% for the year ended March 31, 2018, primarily due to headcount optimization. In absolute terms, selling and marketing expenses decreased by ₹ 24 million.

General and administrative expenses as a percentage of revenue from our ISRE segment decreased from 7.98% for the year ended March 31, 2017 to 6.79% for the year ended March 31, 2018. In absolute terms, general and administrative expenses decreased by ₹ 12 million. This was primarily due to headcount optimization.

As a result of the above, in absolute terms, segment results of our ISRE segment recorded a profit of ₹ 454 million for the year ended March 31, 2018 as compared to a loss of ₹ 2,326 million for the year ended March 31, 2017.

Acquisitions

Refer to Item 4 and Note 6 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

Refer to Item 4 and Note 22 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) for the years ended March 31, 2017, 2018 and 2019 were ₹ 3,777 million, ₹ 1,488 million and ₹ 3,215 million, respectively.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2032-33. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 11,958 million, ₹ 11,635 million and ₹ 15,390 million for the years ended March 31, 2017, 2018 and 2019, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2017, 2018 and 2019 was ₹ 1.85, ₹ 1.84 and ₹ 2.56, respectively.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (the “Act”) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“ITAT”). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For the year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2015, the Company received the draft assessment order in December 2018 with a demand of ₹ 6,467 (including interest of ₹ 2,007), arising primarily on account of capitalization of wages. The Company has filed objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

Income tax demands against the Company amounting to ₹ 101,440 and ₹ 66,441 are not acknowledged as debt as at March 31, 2018 and March 31, 2019, respectively. The contingent liability has been reworked on the basis of recent judicial pronouncements and updates.

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

For the year ended March 2018, the Company took a positive impact of ₹ 1,563 million on account of re-statement of deferred tax items pursuant to Tax Cuts and Jobs Act.

Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (“MAT”) has been extended to income in respect of which a deduction is claimed under Sections 10A and 10B. Consequently, we have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of ₹ 74 million and Nil has been recognized in the statement of financial position for the years ended March 31, 2018 and 2019. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,			Year-on-Year change
	2017	2018	2019	2018-17	2019-18
	(₹ in millions)
Net cash provided by/(used in) operations:
Operating activities	92,773	84,233	116,316	(8,540)	32,083
Investing activities	(116,283)	35,578	50,126	151,861	14,548
Financing activities	(22,752)	(129,978)	(49,369)	(107,226)	80,609
Net change in cash and cash equivalents	(46,262)	(10,167)	117,073	36,095	127,240
Effect of exchange rate changes on cash and cash equivalent	(1,412)	375	526	1,787	151

As of March 31, 2019, we had cash and cash equivalent and short-term investments of ₹ 379,245 million. Cash and cash equivalent and short-term investments, net of debt, was ₹ 279,778 million.

In addition, we have unutilized credit lines of ₹ 41,955 million. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2019 increased by ₹ 32,083 million while profit for the year increased by ₹ 10,089 million during the same period. The increase in cash generated by operating activities is primarily due to optimization of working capital.

Cash generated by operating activities for the year ended March 31, 2018 decreased by ₹ 8,540 million, while profit for the year decreased by ₹ 5,059 million during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements.

Cash generated from investing activities for the year ended March 31, 2019 was ₹ 50,126 million. We had a net cash inflow of ₹ 26,103 million from the sale of our hosted data center business. The cash generated from sale of investments (net of purchases) amounted to ₹ 24,340 million. We purchased property, plant and equipment amounting to ₹ 22,781 million which was primarily driven by the growth strategy of the Company.

Cash generated from investing activities for the year ended March 31, 2018 was ₹ 35,578 million. The cash generated from sale of investments (net of purchases) amounted to ₹ 47,973 million. Cash utilized for the payment for business acquisitions amounted to ₹ 6,652 million. We purchased property, plant and equipment amounting to ₹ 21,870 million which was primarily driven by the growth strategy of the Company.

Cash used in financing activities for the year ended March 31, 2019 was ₹ 49,369 million as against ₹ 129,978 million for the year ended March 31, 2018. This is primarily on account of outflow for an equity share buyback amounting to ₹ 110,312 million in the year ended March, 31 2018 and increased outflow in the year ended March 31, 2019, on account of partial repayment of loans taken for acquisitions. Payment toward the dividend, including dividend distribution tax for the year ended March 31, 2019, amounted to ₹ 5,434 million. Dividends paid in the year ended March 31, 2019 represent interim (and final) dividends declared for the year ended March 31, 2019 amounting to ₹ 1 per share.

Cash used in financing activities for the year ended March 31, 2018 was ₹ 129,978 million as against ₹ 22,752 million for the year ended March 31, 2017. This is primarily due to a decrease in net proceeds of loans and borrowings amounting to ₹ 24,102 million. Payment toward the dividend including dividend distribution tax and buy back of shares for the year ended March 31, 2018 amounted to ₹ 115,732 million. Dividends paid in the year ended March 31, 2018 represents interim (and final) dividend declared for the year ended March 31, 2018 amounting to ₹ 1 per share.

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

As of March 31, 2019, we had contractual commitments of ₹ 12,443 million (US$ 179.9 million) related to capital expenditures on construction or expansion of software development facilities, ₹ 19,741 million (US$ 285.4 million) related to non-cancelable operating lease obligations and ₹ 23,041 million (US$ 333.1 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.

In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2017, 2018 and 2019 is not material. Please refer Note 15 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2017, 2018 and 2019, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, and Australian Dollars. Please refer to “Financial risk management” under Note 15 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

The Company enters into operating leases for office space, hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing and are set forth below under “Contractual Obligations.”

Contractual Obligations

The table of future payments due under known contractual commitments as of March 31, 2019, aggregated by type of contractual obligation, is given below:

	Total contractual payment	Payments due in
Particulars		2019-20	2020-22	2022-24	2024-25 onwards
	(₹ in millions)
Short-term borrowings (1)	68,084	68,084	—	—	—
Long-term debt (1)	29,380	1,507	27,833	—	—
Obligations under capital leases (1)	2,002	1,507	495	—	—
Estimated interest payment (2)	3,289	2,460	829	—	—
Capital commitments (3)	12,443	10,385	2,058	—	—
Non-cancelable operating lease obligation (4)	19,741	7,006	7,877	3,229	1,629
Purchase obligations (5)	23,041	20,552	2,127	362	—
Other non-current liabilities (6)	271	—	158	69	44

(1)	For further information on currency and interest rate structures, refer to Note 12 of the Notes to Consolidated Financial Statements.
(2)

Interest payments for long-term fixed rate debts and capital leases have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2019 for each relevant debt instrument.

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

(6)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 4,989 million in respect of employee benefit obligations and certain other liabilities and ₹ 11.023 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Research and Development

Wipro’s research and development initiatives continue to focus on strengthening and extending our capabilities across multiple new and emerging technology areas as well as in the discovery of innovative potential at the intersection of these technologies. We are investing extensively in developing solutions and services in a host of advanced technology areas (e.g., 5G, ADAS/autonomous vehicles, commercial wearables, machine vision, human machine interfaces, smart assistants, natural language processing and understanding, blockchain technology, quantum computing, smart machines, among others). We continue to invest in working on new ways of software development and deployment for edge-based IoT and always-on architectures.

Our research and development work has contributed to some significant patent applications during the year ended March 31, 2019 in key technology domains. We have been investing in building a focused patent portfolio that protects critical Wipro IP. As of the year ended March 31, 2019, we have a total of 2,236 patents filed in various patent jurisdictions around the world, of which 558 have been granted. Recognition of our work in IP creation has come in the form of the prestigious Enterprise Trophy presented to us by the World Intellectual Property Organization, as well as the National IP Award from the GoI.

Our Open Innovation programs leverage the innovation ecosystem by working closely with our partner ecosystem, academia and expert networks to jointly provide the latest innovations to our customers. During the year ended March 31, 2019, we identified key innovative startups that usefully differentiate our solutions and have been successful in building traction for joint engagements. We continue to be part of various industry and startup forums including the NASSCOM Industry Partner Program, which connect us with promising startups. We also work with and maintain our relationships with accelerators and other investors and influencers in the startup ecosystem. We continue to work with a variety of open innovation intermediaries to leverage expert networks across the world to complement our in-house expertise.

This year we signed an agreement with Swinburne University, Melbourne, Australia to create a Wipro Chair in the University, to lead critical joint AI technology research. We continue to actively scout for academia research programs from institutions across the world, where we can establish mutually beneficial research collaborations. Our existing academia programs are progressing satisfactorily; our joint research collaboration with Tel Aviv University (“TAU”), where Wipro and TAU are working on core and applied research in image and text analytics using deep learning and sparse representation models and techniques, transfer domain and incremental learning problems, has resulted in some key advances and our research collaborations with the Indian Institute of Science on technologies for autonomous vehicles is also on track.

Our innovation incubation centers, the Technovation Center at Bengaluru and the Silicon Valley Innovation Center in Mountain View, California, continues to drive technology-led innovation to visualize the “art of the possible” in emerging business environments for our customers globally. These Centers bring together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives.

We have invested in crowdsourcing through Topcoder, a community and crowdsourcing platform with of over one million developers, designers, data scientist, and testers, provides us focused enterprise offerings around AI/ML and analytics, digital experience (“DX”), quality as a service (“QaaS”), workforce transformation, talent as a service (“TaaS”) and hybrid (certified) communities. We are also investing in TopGear, our social learning and crowdsourcing platform. TopGear is a powerful learning platform, focusing on workforce transformation in ‘Digital’ and “in-demand” skills. It consists of over 2,000 learning assignments and case studies across 200 skills in addition to live projects. It provides hands-on experience to employees on emerging digital skills that enables them to become customer deployable on those skills. Employees can self-select projects that interest them and prepare themselves for future projects. TopGear also enables workforce transformation through structured learning paths aligned to business specific needs.

We have invested in advanced technologies to strengthen existing capabilities and enhance our platforms for rich customer experience. For example, we have developed a solution which has near-human ability of having intuitive multi-modal interactions, thereby providing personalized experiences accurately and efficiently across different senses: voice, vision, haptics, smell and taste. It has the potential to transform customer experience through nascent channels of interaction such as augmented reality, virtual reality and mixed reality experiences provided on head-mounted devices. There have been customer engagements on this, such as investments in a digital advisor solution for field and service personas, an immersive visualization solution for product exploration and facility / plant walk-throughs and a digital trainer solution for technician. These investments have resulted in above solution enhancements and new capabilities, which are unique and differentiated in the market.

For over a decade, Wipro has been investing in building IP capabilities across the entire spectrum of AI and automation, spanning RPA to cognitive systems and deep learning, leveraging our technology, domain expertise and experience in outcome-based services. The core AI research group of Wipro HOLMESTM focuses on enhancing the capabilities of HOLMESTM platform services in the areas of Ethics and Bias in AI services, explain-ability in AI decision making, benchmarking AI topologies for performance enhancement and enhance knowledge packs across the industries in collaboration with universities across India and abroad. Our investments in Wipro HOLMESTM and its ecosystem have resulted in a wide portfolio of automation use cases across industry verticals and technology processes which have impacted both our bottom and top level revenue. Wipro also leverages the analyst and customer community through the Wipro HOLMESTM Advisory Board, a collaboration forum, that brings together some of the top minds of AI from around the world. It aims to help drive adoption of AI, social impact and business outcomes through the exchange of ideas, experiences and best practices. One of our IPs in the field of data, analytics and AI is our Data Discovery Platform (“DDP”). A full-stack analytics and AI offering, DDP combines software, services, infrastructure and operationalization to an Insights-as-a-Service model to extract deep insights from data and accelerate analytics consumption. The services are enabled by a data discovery platform with more than 100 pre-built analytical apps to address use-cases across verticals along with data science automation components.

We are also actively building solutions in collaborative robotics for industrial and warehouse applications. Our objective is to build AI based software platforms that consist of cognition and decision systems so that we could deploy the solutions at scale with the customers. We are currently building software platforms for automation of machine tending, intelligent material handling and transport. These use a computer vision platform that provides actionable insights to improve compliance, quality and productivity by using image and video analytics. We have built partnerships with robot and accessory vendors to become single point solution provider for our customers. Some of the use cases we have built that are showcased in our innovation centers are a shopper robot, vision-assisted machine tending operations, inventory and inspection, segregation of hazardous materials and a game playing robot. We are also collaborating with an agricultural university, start-ups and research institutions to develop early detection of pest infestation in crops with the use of hyper spectral imaging technology.

Our research and development expenses for the years ended March 31, 2017, 2018 and 2019 were ₹ 3,338, ₹ 3,041, and ₹ 3,942, respectively.

Significant accounting policies, estimates and judgments

Please refer Notes 2(iv) and 3 of our Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our directors and executive officers, along with their ages and positions as of March 31, 2019 are detailed below:

Name	Age	Position
Azim H. Premji	73	Chairman of the Board and Managing Director (designated as “Executive Chairman”)
Dr. Ashok S. Ganguly	83	Director
Narayanan Vaghul	82	Director
William Arthur Owens	78	Director
M. K. Sharma	71	Director
Ireena Vittal	50	Director
Dr Patrick J. Ennis	55	Director
Patrick Dupuis	56	Director
Arundhati Bhattacharya (1)	63	Director
Abidali Z. Neemuchwala	51	Chief Executive Officer and Executive Director
Rishad Azim Premji	42	Executive Director and Chief Strategy Officer
Jatin Pravinchandra Dalal	44	Chief Financial Officer

(1)

Mrs. Arundhati Bhattacharya was appointed as an Additional Director designated as Independent Director, with effect from January 1, 2019, for a period of 5 years. The said appointment was approved by shareholders vide resolution dated June 1, 2019, passed through postal ballot/e-voting.

As of March 31, 2019, we had eight non-executive directors and three executive directors, of whom one executive director is Chairman of our Board. All of the eight non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgement. All the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards.

The Board of Directors of the Company have, at their meeting held on June 6, 2019, approved the following, subject to approval of the shareholders:

•

Re-appointment of Mr. Rishad A. Premji as Whole-Time Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 (designated as Executive Chairman by the Board of Directors of the Company).

•

Appointment of Mr. Azim H. Premji as Non-Executive Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 and conferred him with the title of Founder Chairman of the Company. Mr. Azim H Premji will retire from his current position as Executive Chairman and Managing Director effective July 30, 2019.

•

Re-designated and appointed Mr. Abidali Z. Neemuchwala as Managing Director of the Company with effect from July 31, 2019 till the end of his current term, in addition to his existing position as Chief Executive Officer of the Company.

The profiles of our directors and executive officers are set forth below.

Azim H. Premji is the Chairman of the Board and Managing Director (designated as “Executive Chairman”) of Wipro Limited and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a $8.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 50 countries. Mr. Premji is a member of our Board’s Strategy Committee. Mr. Premji also serves as Non-Executive Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for the Wipro team. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Executive Director and Chief Strategy Officer of the Company.

Dr. Ashok S. Ganguly has served as a director on our Board since January 1999. He is the Chairman of our Board Governance, Nomination and Compensation Committee. He was the Chairman of ABP Private Limited (Ananda Bazar Patrika Group) until February 2019. Dr. Ganguly was a former director of Dr. Reddy’s Laboratories Ltd. from 2009 to 2017. He was also a former member of Rajya Sabha, the upper house of Parliament of India (2009-2015). He was a former member of the Board of British Airways Plc from 1996 to 2005 and Unilever Plc/NV from 1990 to 1997. Dr. Ganguly was formerly the Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 1980 to 1990. Dr. Ganguly was on the Central Board of Directors of the Reserve Bank of India from 2000 to 2009. Dr. Ganguly was the Chairman and Director of ICI India Limited from 1996 to 2002 and was the Director of ICICI Firstsource Solutions Ltd. from 2002 to 2010. He was the Chairman of Mahindra & Mahindra from 1997 to 2013. He was on the board of TATA AIG Life Insurance Co. from 2002 to 2010. In 2006, Dr. Ganguly was awarded the CBE (Hon) by the United Kingdom. In 2008, Dr. Ganguly received the Economic Times Lifetime Achievement Award. Dr. Ganguly received the Padma Bhushan award by the Government of India in January 1987 and the Padma Vibhushan award in January 2009. Dr. Ganguly holds B.Sc (Hons) from University of Bombay and an MS and PhD from the University of Illinois.

Narayanan Vaghul has served as a director on our Board since June 1997. He is the Chairman of our Audit, Risk and Compliance Committee, and a member of the Board Governance, Nomination and Compensation Committee. Mr. Vaghul is also the lead independent director of the Company. He was the Chairman of the Board of ICICI from September 1985 to April 2009. He was on the boards of Piramal Finance Limited and Apollo Hospitals Enterprise Limited until May 2018 and March 2019 respectively. Mr. Vaghul was on the board of Mahindra World City Developers Limited until April 2019. He is currently on the boards of the following companies in India 1) Piramal Enterprises Limited and 2) Apollo Proton Therapy Cancer Centre Private Limited. Mr. Vaghul was a board member of Arcelor Mittal, Luxembourg from July 1997 to May 2017. He was on the board of Universal Trustees Private Limited until March 2019. He is currently on the board of IKP Trusteeship Services Private Limited. Mr. Vaghul is the Chairman of the Compensation Committee and Audit Committee of Piramal Enterprises Limited. Mr. Vaghul holds a Bachelor (Honors) degree in Commerce from Madras University. Mr. Vaghul was the recipient of the Padma Bhushan award by the Government of India in 2010. Mr. Vaghul also received the Lifetime Achievement Awards from Economic Times, Ernst & Young Entrepreneur of the Year Award Program and Mumbai Management Association. He was given an award for the contribution to the Corporate Governance by the Institute of Company Secretaries of India in 2007.

William Arthur Owens has served as a director on our Board since July 2006. He is also a member of our Board Governance and of our Nomination and Compensation Committee, and serves as the Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens served as the Chairman of the Board of CenturyLink from July 2009 to May 2017. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens previously served as the Chairman of AEA Investors (Asia) from April 2006 to December 2015 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company at various times during that period. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Vice Chairman, Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs, an advanced systems technology approach to military operations. Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005.

Mr. Owens is a director of the following private companies: Tethr and Versium. Mr. Owens is on the advisory board of the following private companies: Carillon Technologies, Healthmine, Platform Science, Sarcos, Sierra Nevada Corporation and Vodi. Mr. Owens is on the board of trustees at East West Institute, Seattle University, and an advisor to the Center for State-led National Debt Solutions which aims to establish a balanced budget amendment to the U.S. Constitution. He is also a member of the Council of Foreign Relations. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Administrative and Shareholders/Investors Grievance Committee. Mr. Sharma is also a member of our Audit, Risk and Compliance Committee. Mr. Sharma served as Vice Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is on the board of the Indian School of Business, Hyderabad and serves as a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is Chairman and member of the National Management Committee and a Trustee of Indian Cancer Society. Mr. Sharma is currently the non-executive Chairman of United Spirits Limited and Atria Convergence Technologies Limited and was formerly the non-executive Chairman of ICICI Bank Limited from 2015 to 2018. Mr. Sharma is the Chairman of the Audit Committee of Asian Paints Limited and Atria Convergence Technologies Limited and a member of the Audit Committee of United Spirits Ltd. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited. He is on the board of Ambuja Cements Limited since April 2019. Mr. Sharma is also on the board of BIC-Cello India Private Limited, East India Investment Co. Pvt. Limited and Gwalior Webbing Co. Pvt. Limited.

Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a post-graduate diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee, Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Ireena Vittal is among India’s most respected consultant and advisor. She was a partner with McKinsey & Co. for 16 years, where she served global companies on issues of growth and sustainable scale-up. Earlier, she worked with Nestle and MaxTouch. She has also co-authored several studies relating to agriculture and urbanization and served government and public institutions to design and implement solutions core to India’s development in the areas of inclusive urban development and sustainable rural growth. Ms. Vittal serves as a board member of Titan Company Limited, The Indian Hotels Company Limited, Godrej Consumer Products Limited, HDFC Limited (since January 2019), Compass Plc and non-profit organizations such as Vidhi Legal, Wateraid and Educate Girls, among others. She is a member of the Audit Committee of all the aforementioned companies and a member of Nomination and Remuneration Committee of Titan Company Limited and Godrej Consumer Products Limited. Ms. Vittal was on the board of Cipla Limited until March 2019.

Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 25 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently a Venture Partner at Madrona Venture Group and the CTO of Xinova. He was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. Previously he was at ARCH Venture Partners where he built startups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of our Strategy Committee. Currently, Mr. Dupuis is a Sr Operating Advisor for Hellman & Friedman, a leading Private Equity firm based in San Francisco. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff and Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. He serves with a number of social and charitable organizations. Mr. Dupuis graduated from the École de Management de Lyon in France.

Arundhati Bhattacharya became a director of the Company in January 2019 and also serves as a member of our Audit, Risk and Compliance Committee. Mrs. Bhattacharya has 40 years of rich experience in India’s financial sector working across varied roles and multiple national and international locations. Mrs. Bhattacharya has a graduate degree in English Literature from Lady Brabourne College, Kolkata and has completed her Master’s in English Literature from Jadhavpur University, Kolkata. She is also an Associate of the Indian Institute of Bankers. During her four years tenure as the first-ever woman Chair of State Bank of India, a Fortune 500 company, she has stamped her imprint on the financial world not just in India but globally as well. Mrs. Bhattacharya has expertise and deep understanding of all aspects of banking spanning the domains of credit, forex, treasury, retail operations, mergers and acquisitions, in addition to the capital markets. Forbes ranked her 25th in their list of “Most Powerful Women in the World” and 5th in “The Most Powerful Women in Finance” category in 2016. She has also been featured in the Fortune List of Top 50 globally most powerful women in business and ranked among the top 5 in the Asia-Pacific region. She was included in the top 100 Global Thinkers in 2014 by Foreign Policy Magazine and was one of two Indians on the list. She has been ranked 26th in the fourth edition of Fortune’s World 50 Greatest Leaders list, making her the only Indian corporate leader to be featured in the list.

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

Mr. Neemuchwala has spent 27 years in the industry and Mr. Neemuchwala’s career includes a 23-year tenure in Tata Consultancy Services. Mr. Neemuchwala has played roles in the industry through its multiple evolutions, now leading the digital transformation, where he handled multiple executive roles across business, technology, sales, operations and consulting. Mr. Neemuchwala has been recognized with multiple industry awards and sits on boards of industry and community forums such as the World Affairs Council of Dallas Fort Worth. He has been recently appointed on the Board of Texas Economic Development Corporation and is also a member of its CEO Council. He is very passionate about community service and champions diversity and inclusion in the workplace. Mr. Neemuchwala has a master’s Degree in Industrial Management from the Indian Institute of Technology, Mumbai, and a bachelor’s Degree in Electronics and Communication from the National Institute of Technology, Raipur.

Rishad Azim Premji is the Chief Strategy Officer and has been a member of our Board since May 2015. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. As the Chief Strategy Officer, he leads Wipro’s M&A Strategy and conceptualized Wipro Ventures, a $100 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products.

Mr. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM) for financial year 2018-19. Mr. Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the United States across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Premji is the son of Mr. Azim Premji, the Chairman of the Board and Managing Director.

Jatin Pravinchandra Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with us in other positions since July 2002. Mr. Dalal holds a Bachelor of Mechanical Engineering degree from National Institute of Technology, Surat and PGDBA (Full time MBA) in Finance with International Business from Narsee Monjee Institute of Management Studies, Mumbai. Mr. Dalal is a qualified Chartered Accountant (CA), India, Cost and Management Account (CMA), India, Chartered Global Management Accountant (CGMA), UK and a Chartered Financial Analyst (CFA), U.S.A. Mr. Dalal is on the NYSE Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 (US$ 1,445.9) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, as approved by the shareholders.

The aggregate commission to our non-executive directors for the year ended March 31, 2019 is ₹ 90.33 million (US$1.31 million).

There were no stock options granted to non-executive directors as of March 31, 2019 and the shares held by non-executive directors as on March 31, 2019 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees, including senior management, on a quarterly basis; for senior management, amounts are adjusted at the end of the year based on performance for the full year. Our Executive Directors - Chief Executive Officer and Chief Strategy Officer receive variable payments on an annual basis and our Chairman is entitled to commission on an annual basis.

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2019 by our executive officers. For the convenience of the readers, the amounts in the below table have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2019 which was ₹ 69.16 per US$ 1.

Name	Salary and allowances US$	Commission/ variable Pay (1)(2)(3) US$	Others US$	Long-term compensation (Deferred Benefit) US$ (4)(5)	Total US$
Azim H. Premji	62,322	131,231	55,705	12,796	262,054
Abidali Z. Neemuchwala (6)	1,041,539	891,760	2,012,433	4,800	3,950,532
Rishad A. Premji	241,990	697,531	2,633	45,498	987,652
Jatin Pravinchandra Dalal (6)	269,831	173,821	402,897	34,657	881,206

(1)

Mr. Azim H. Premji is entitled to a commission at the rate of 0.5% on incremental net profits of Wipro Limited for fiscal year 2019 over the previous year, computed based on the method approved by the Board Governance, Nomination and Compensation Committee and in accordance with the provisions of the Companies Act, 2013.

(2)

All executives receive variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole. Our Chief Executive Officer and Executive Director, and our Executive Director and Chief Strategy Officer, each receive variable payments on an annual basis.

(3)	Mr. Rishad A. Premji’s compensation also included cash bonus (part of his variable pay) on an accrual basis, which is payable over a period of time.
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

There were no options granted to our Chairman and Managing Director, and Executive Director and Chief Strategy Officer in fiscal years 2017, 2018 or 2019. Details of stock options granted to executive directors as of March 31, 2019 and stock options held and exercised by executive officers through March 31, 2019 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2019, we had eleven directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and two-thirds of the executive directors are subject to retirement by rotation. Currently, Mr. Azim H. Premji, Mr. Rishad A. Premji and Mr. Abidali Z. Neemuchwala are executive directors and Mr. Azim H. Premji is not liable to retire by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2019	2 years
Dr. Ashok S Ganguly	July 31, 2019	3 years
Narayanan Vaghul	July 31, 2019	3 years
Ireena Vittal	September 30, 2023	5 years
William Arthur Owens	July 31, 2022	5 years
M. K. Sharma	June 30, 2021	5 years
Patrick Dupuis	March 31, 2021	5 years
Dr. Patrick J. Ennis	March 31, 2021	5 years
Arundhati Bhattacharya (1)	December 31, 2023	5 years
Abidali Z. Neemuchwala	January 31, 2021	5 years
Rishad Azim Premji	April 30, 2020	5 years

(1)

Mrs. Arundhati Bhattacharya was appointed as an Additional Director designated as Independent Director, with effect from January 1, 2019, for a period of five years. The said appointment was approved by shareholders of the Company vide resolution dated June 1, 2019, passed through postal ballot/e-voting.

The Board of Directors of the Company have, at their meeting held on June 6, 2019, approved the following, subject to approval of the shareholders:

•

Re-appointment of Mr. Rishad A. Premji as Whole-Time Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 (designated as Executive Chairman by the Board of Directors of the Company).

•

Appointment of Mr. Azim H. Premji as Non-Executive Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 and conferred him with the title of Founder Chairman of the Company. Mr. Azim H Premji will retire from his current position as Executive Chairman and Managing Director effective July 30, 2019.

•

Re-designated and appointed Mr. Abidali Z. Neemuchwala as Managing Director of the Company with effect from July 31, 2019 till the end of his current term, in addition to his existing position as Chief Executive Officer of the Company.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all executive directors. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from two to five year periods, but either we or the executive director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Mr. Azim H. Premji, Mr. Abidali Z. Neemuchwala, Mr. Rishad A. Premji, and Mr. Jatin Pravinchandra Dalal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

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

•	Evaluation of internal financial controls, risk management systems and policies including review of cyber-security; and

•

Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries exceeding Rs.100 crore or 10% of the asset size of the subsidiary, whichever is lower, including existing loans, advances and investments.

All members of our Audit, Risk and Compliance Committee are non-executive independent directors who are financially literate. The Chairman of our Audit, Risk and Compliance Committee has accounting and related financial management expertise.

Independent auditors as well as internal auditors have independent meetings with the Audit, Risk and Compliance Committee and also participate in the Audit, Risk and Compliance Committee meetings.

Our Chief Financial Officer and other corporate officers make periodic presentations to the Audit, Risk and Compliance Committee on various issues.

The Audit, Risk and Compliance Committee is comprised of the following four non-executive directors:

Mr. N. Vaghul – Chairman

Mr. M. K. Sharma, Mrs. Ireena Vittal and Mrs. Arundhati Bhattacharya – Members

During fiscal year 2019, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee was amended in January 2019 to align with amendments to the SEBI Listing Regulations and is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nomination and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board, corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility (CSR), including public issues of significance to the Company and its shareholders;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management;

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time; and

•	Reviewing and recommending of all remuneration, in whatever form, payable to senior management.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Board Governance, Nomination and Compensation Committee are non-executive independent directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our Corporate Social Responsibility policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Dr. Ashok S. Ganguly — Chairman

Mr. N. Vaghul and Mr. William Arthur Owens — Members

During fiscal year 2019, our Board Governance, Nomination and Compensation Committee held four meetings. The charter of the Board Governance, Nomination and Compensation Committee was amended in January 2019 to align with the amendments to SEBI Listing Regulations and is available under the investor relations section on our website at www.wipro.com.

Strategy Committee

The Strategy Committee reviews, acts on and reports to our Board of Directors with respect to various strategic matters. The primary responsibilities of the Strategy Committee are:

•	Making recommendations to the Board relating to the Company’s mission, vision, strategic initiatives, major programs and services;

•	Ensuring management has established an effective strategic planning process, including development of a three to five year strategic plan with measurable goals and time targets;

•	Annually reviewing the strategic plan for the Company and/or for each division and entity as well and recommending updates to the Board;

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

The Strategy Committee is comprised of the following seven directors:

Mr. William Arthur Owens — Chairman

Mr. Azim H. Premji, Mr. Abidali Z. Neemuchwala, Mr. Rishad A. Premji, Dr. Patrick J Ennis, Mr. Patrick Dupuis and Mrs. Ireena Vittal — Members

During fiscal year 2019, our Strategy Committee held three meetings.

Administrative and Shareholders/Investors Grievance Committee (also known as Stakeholders Relationship Committee)

The Administrative and Shareholders/Investors Grievance Committee reviews, acts on and reports to our Board of Directors with respect to various matters relating to stakeholders. The primary responsibilities include:

•

Considering and resolving the grievances of the shareholders of the Company including complaints related to the transfer or transmission of shares, non-receipt of annual report, non-receipt of declared dividends, issue of new or duplicate share certificates, non-receipt of notice of General Meetings, and corporate actions;

•	Approving consolidation, split or sub-division of share certificates, transmission of shares, issue of duplicate share certificates, re-materialization of shares;

•	Reviewing the grievance redressal mechanism implemented by the Company in coordination with Company’s Registrar and Transfer Agent (“RTA”) from time to time;

•	Reviewing the measures taken by the Company for effective exercise of voting rights by shareholders;

•	Implementing and overseeing the procedures and processes in handling and maintenance of records, transfer of securities and payment of dividend by the Company, RTA and dividend processing bank;

•

Reviewing the various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports and statutory notices by the shareholders of the Company;

•	Overseeing administrative matters like opening and closure of Company’s bank accounts, grant and revocation of general, specific and banking powers of attorney; and

•	Considering and approving allotment of equity shares pursuant to exercise of stock options, setting up branch offices and other administrative matters as delegated by Board from time to time.

The Committee is comprised of the following three Directors:

Mr. M. K. Sharma — Chairman

Mr. Rishad A Premji and Mrs. Ireena Vittal — Members

During fiscal year 2019, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee was adopted in January 2019 to align with amendments to the SEBI Listing Regulations and is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2017, 2018 and 2019, we and our subsidiaries had more than 160,000, 160,000 and 170,000 employees, respectively. As of March 31, 2017, 2018 and 2019, more than 35,000, 35000 and 38,000 of these employees were located outside India. We have increasingly focused on localization. For example, the percentages of the localization of employees in the United States were 46.21%, 57.43% and 63.7% as of March 31, 2017, 2018 and 2019, respectively.

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

Recruiting

We hire entry level graduates from both the top engineering and management universities, as well as experienced lateral hires through employee referral programs, advertisements, job boards, placement consultants, our website postings and walk-ins. To facilitate employee growth within the Company, all new openings are first offered to our existing employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the evaluation and, if selected, get assigned to new roles.

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

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of: fixed pay, benefits, variable pay, retirals, health insurance and long term incentives (equity pay). We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984, employee stock option plans in 1999 and 2000 and restricted stock unit option plans in 2004, 2005 and 2007 and the Wipro Equity Reward Trust (“WERT”) employee stock purchase plan, 2013. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. For example, we link variable compensation for senior managers with their corresponding business unit’s quarterly performance of financial and customer objectives. In addition to fixed and variable compensation, we have also introduced performance-based long- term incentive plans. For example, we have performance-based RSU plans that will vest based on the performance parameters of the Company.

Share Ownership

The following table sets forth, as of March 31, 2019, for each director and executive officer, the total number of equity shares, American Depositary Shares (“ADSs”) and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2019. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2019. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2019, which was ₹ 69.16 per US$1. The share numbers and percentages listed below are based on 6,033,935,388 equity shares outstanding as of March 31, 2019.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H Premji(1)(2)	4,455,997,065		73.85	—	—	—
Dr. Ashok S. Ganguly	4,978		*	—	—	—
N. Vaghul	—		—	—	—	—
Abidali Z. Neemuchwala(3)(4)	746,666	**	*	320,000	0.03	November 2021
				400,000	0.03	December 2021	(5)
				400,000	0.03	August 2022
				400,000	0.03	August 2023
Rishad A Premji	1,831,109	***	*	—	—	—
M. K. Sharma	—		—	—	—	—
William Arthur Owens	—		—	—	—	—
Ireena Vittal	—		—	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Arundhati Bhattacharya	—		—	—	—	—
Jatin Pravinchandra Dalal(3)(4)	183,850	****	*	120,000	0.03	November 2021
				80,000	0.03	December 2021	(5)
				80,000	0.03	August 2022
				80,000	0.03	August 2023

(1)

Includes 989,215,999 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,187,751,441 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,204,319,438 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,501,328 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 797,948,834 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 254,451,816 shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 20,808,209 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of 20,808,209 shares held by Azim Premji Philanthropic Initiatives Private Limited and 797,948,834 shares held by Azim Premji Trust.

(2)	Azim Premji Trust sold 26,666,667 equity shares through market sale on BSE on March 8, 2019.
(3)	The equity shares underlying options granted, wherever applicable, are adjusted to reflect the increase in number of stock options as a result of bonus shares issued by the Company in March 2019.
(4)	The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2019.
(5)	The equity shares underlying options granted include options that will vest based on performance parameters of the Company.
*	Represents less than 1% of the total equity shares outstanding as of March 31, 2019.
**	Represents ADS having equivalent underlying equity shares, acquired pursuant to exercise of stock options.
***	Equity shares held by Mr. Rishad A. Premji is jointly with his relative and included in shareholding of Mr. Azim H. Premji.
****	Includes equity shares held jointly by Mr. Jatin Pravinchandra Dalal and a member of his immediate family.

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

The salient features of our stock plans are as follows:

Name of plan	Number of options (1)	Range of exercise prices (2)		Effective date	Termination date	Other remarks
Wipro Employee Stock Option Plan 2000 (2000 Plan)	747,474,747	₹	171 — 490	July 27, 2000	July 26, 2020	—
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	59,797,979	US$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	59,797,979	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	49,831,651	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	39,546,197	₹	2	May 30, 2013	May 29, 2023	—

(1)	Adjusted for one equity share for every three equity shares stock dividend approved by the shareholders vide resolution dated February 22, 2019.
(2)	Subject to adjustment for corporate action from time to time.

Wipro Equity Reward Trust (“WERT”)

We established the WERT in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT, which is administered by a Board of Trustees, is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2019 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2019, 2,599,183 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2019, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2019, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 6,033,935,388 equity shares outstanding as of March 31, 2019.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2019	% of Class of Total Shares Outstanding
Azim H. Premji (1)(2)	Equity	4,455,997,065	73.85
Hasham Traders	Equity	989,215,999	16.39
Prazim Traders	Equity	1,187,751,441	19.68
Zash Traders	Equity	1,204,319,438	19.96
Azim Premji Trust(2)	Equity	797,948,834	13.22

(1)

Includes 989,215,999 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,187,751,441 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,204,319,438 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,501,328 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 797,948,834 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 254,451,816 shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 20,808,209 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Premji disclaims beneficial ownership of 20,808,209 shares held by Azim Premji Philanthropic Initiatives Private Limited and 797,948,834 shares held by Azim Premji Trust.

(2)	Azim Premji Trust sold 26,666,667 equity shares through market sale on BSE on March 8, 2019.

As of April 4, 2019, Life Insurance Corporation of India (“LIC”), a state-owned financial institution in India, held 331,938,044 of the Company’s equity shares, directly and through its fund plans, an aggregate 5.50% of Company’s total shares outstanding. LIC’s holdings may change from time to time based on its purchase or sale of shares in the ordinary course of its trading practice.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2019, 2.27% of the Company’s equity shares are held through ADSs by approximately 14,000 holders of record. As of March 31, 2019, approximately 97.73% of the Company’s equity shares are held by 330,074 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2019, about 8.99% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2019:

•	Report of the independent registered public accounting firms;

•	Consolidated Statements of Financial Position as of March 31, 2018 and 2019;

•	Consolidated Statements of Income for the years ended March 31, 2017, 2018 and 2019;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2018 and 2019;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2017, 2018 and 2019;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2018 and 2019; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2017, 2018 and 2019, we generated ₹ 507,624 million, ₹ 503,260 million and ₹ 558,061 million, or 92%, 92% and 95% of our total segment revenues of ₹ 554,179 million, ₹ 546,349 million and ₹ 589,060 million, respectively, from the export of our products and rendering of services to customers outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, as per the revised provisions notified through Companies (Amendment) Act, 2017, the Board of Directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

As of March 31, 2019, we had 6,033,935,388 issued and outstanding equity shares. As of March 31, 2019, there were approximately 14,000 record holders of ADRs evidencing 137,234,753 equivalent ADSs equity shares. As of March 31, 2019, there were 330,075 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the Indian Stock Exchanges and the NYSE. The stock prices presented below have been adjusted to reflect the impact of stock dividend issued by the Company in March 2019.

	BSE				NSE				NYSE
	Price per equity share				Price per equity share				Price per ADS
	High (Rs)	Low (Rs)	High (US$)	Low(US$)	High (Rs)	Low (Rs)	High (US$)	Low(US$)	High (US$)	Low(US$)
Fiscal year ended March 31,
2019	297.00	190.13	4.29	2.75	291.71	190.13	4.22	2.75	4.35	3.38
2018	251.06	181.78	3.63	2.63	250.50	181.13	3.62	2.62	4.80	3.56
2017	227.53	153.75	3.29	2.22	227.63	153.04	3.29	2.21	4.91	3.38
2016	238.39	190.84	3.45	2.76	238.67	190.46	3.45	2.75	5.06	3.99
2015	253.84	178.25	3.67	2.58	254.10	178.01	3.68	2.57	5.32	4.07
Quarter ended
March 31, 2019	297.00	234.15	4.29	3.39	291.71	233.51	4.22	3.38	4.35	3.62
December 31, 2018	258.00	220.50	3.73	3.19	257.96	222.00	3.73	3.21	4.02	3.63
September 30, 2018	254.29	193.88	3.68	2.80	253.50	193.58	3.67	2.80	4.09	3.53
June 30, 2018	225.08	190.13	3.25	2.75	225.75	190.13	3.26	2.75	4.09	3.38
March 31, 2018	251.06	204.08	3.63	2.95	250.50	204.26	3.62	2.96	4.49	3.80
December 31, 2017	236.55	210.00	3.42	3.04	237.30	210.00	3.43	3.04	4.26	3.71
September 30, 2017	227.66	189.23	3.29	2.74	227.55	189.00	3.29	2.73	4.80	3.80
Month ended
April 30, 2019	299.20	254.90	4.33	3.69	299.45	254.95	4.33	3.68	4.60	4.00
March 31, 2019	285.40	253.40	4.13	3.66	285.90	253.40	4.13	3.66	4.25	4.15
February 28, 2019	297.00	271.09	4.29	3.92	291.71	270.90	4.22	3.92	4.35	4.01
January 31, 2019	278.21	234.15	4.02	3.39	278.55	233.51	4.03	3.38	4.29	3.62
December 31, 2018	258.00	231.68	3.73	3.35	257.96	239.51	3.73	3.46	4.02	3.70
November 30, 2018	250.58	227.25	3.62	3.29	251.55	226.99	3.64	3.28	4.01	3.76

Note: The US$ figure under BSE and NSE columns denote the share price in Rupees converted to U.S. dollars at the rate of exchange of US$1 = ₹ 69.16 (as of March 31, 2019.)

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

Listing

SEBI has promulgated SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2019 was approximately US$ 2.15 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2019, was approximately US$ 2.18 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

The Company is subject to the Indian Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”) effective April 1, 2014. Since the Companies Act, 2013 replaces the Companies Act, 1956, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the Ministry of Corporate Affairs, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013. In May 2015 the Companies (Amendment) Act, 2015 was legislated amending certain provisions of Companies Act, 2013 and further in January 2018, the Companies (Amendment) Act, 2017 was legislated amending certain provisions of Companies Act, 2013. Vide notifications dated February 9, 2018 and May 7, 2018, various provisions of the Companies (Amendment) Act, 2017 have been notified. However, some provisions are yet to be brought into force. Further, various amendments may be periodically introduced through circulars, notifications, or other methods.

Share Capital

Our authorized share capital as of March 31, 2019 is ₹ 25,274 million divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each.

As of March 31, 2019, 6,033,935,388 Equity Shares, of par value ₹ 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding, except options outstanding under our employee stock option plans.

Our authorized share capital was increased on February 22, 2019 pursuant to approval by our shareholders through postal ballot/e-voting for the issue of bonus shares and increase in authorized share capital. Further, pursuant to order dated March 29, 2019, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of our wholly-owned subsidiaries, Wipro Information Technology Austria GmbH, Wipro Technologies Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited, with and into Wipro Limited. As per the said scheme, the appointed date is April 1, 2018, and as per the terms of the scheme of amalgamation, the authorized share capital of Appirio India Cloud Solutions Private Limited was combined with and added to the authorized share capital of the Company.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Karnataka, Bengaluru, India, under the Corporate Identification Number L32102KA1945PLC020800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum and Articles of Association included as an exhibit to this Form 20-F filed with the SEC on May 26, 2015 and the amended Memorandum of Association included as an exhibit to the Form 6-K filed with the SEC on February 28, 2019.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2019, we had eleven directors. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. Our Articles of Association provide that at least two-thirds of the directors, not including the independent directors and the managing director, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

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

Effective March 31, 2013 (“Effective Date”), the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement (“Scheme”) approved by the High Court of Karnataka, Bengaluru. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises (P) Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business as of the date of demerger.

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

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. An interim dividend is to be paid to the shareholders within 30 days from date of declaration by the Board of Directors. Under the Companies Act, 2013, read with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ( the “Listing Regulations”), dividends can only be paid in cash to the registered shareholder as at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

During fiscal year 2019, we paid an interim cash dividend of ₹ 1 per equity share. The Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend for the year ended March 31, 2019. Thus, the total dividend for the year ended March 31, 2019 remained at ₹ 1 per equity share.

We are subject to taxation for each dividend declared, distributed or paid for a relevant period by the Company.

The Companies Act, 2013, read with the Rules, provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the Indian Government after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall also be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The Ministry of Corporate Affairs has notified the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (as amended in February 2017 and October 2017) which introduce various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2019, the Company transferred approximately 61,000 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

Bonus Shares (Commonly known as Stock Dividend in the United States)

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserves or other permitted reserves, including securities premium account, capital redemption reserves and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to relevant SEBI guidelines and approval of shareholders.

At its meeting held on January 18, 2019, our Board of Directors approved an issue of stock dividend, commonly known as bonus issue in India, in the proportion of 1:3, i.e., 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders). The said bonus issue was approved by the shareholders of the Company vide resolution dated February 22, 2019 passed through postal ballot / e-voting. Subsequently, on March 8, 2019, the Company allotted the bonus equity shares to the shareholders who held equity shares as on the record date of March 7, 2019.

The stock dividend does not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend shall continue to represent one equity share of par value of ₹ 2 per share.

Buy-Back of Equity Shares

Under the Companies Act, 2013, the Company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018.

On April 16, 2019, our Board of Directors approved a proposal to buy back up to 323,076,923 equity shares of the Company for an aggregate amount not exceeding ₹ 105,000 million, being 5.35% of total paid-up equity share capital as at March 31, 2019, at a price of ₹ 325/- (US$ 4.70) per equity share. Subsequently, vide resolution dated June 1, 2019 the shareholders approved the buyback of equity shares through postal ballot/e-voting. The Company will file the draft letter of offer with the Securities and Exchange Board of India in due course for its approval and will open the buyback offer for tendering of shares by the shareholders, following approval from the Securities and Exchange Board of India. The buyback is proposed to be made from all existing shareholders of the Company as on the record date for the buyback, i.e., June 21, 2019, on a proportionate basis under the “tender offer” route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2019.

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

Preference Shares

Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares. However, holders of preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. Currently, we have no preference shares issued and/or outstanding.

The Board of Directors has the power to increase and reduce or consolidate or sub-divide the capital of the Company subject to the applicable provisions of the Companies Act, 2013 and the Articles of Association of the Company. Currently, the Board of Directors has the power to divide the shares in the capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or, in accordance with the Articles of Association of the Company. Further, the Board of Directors has the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

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

Meeting of Shareholders

We must convene an Annual General Meeting of the Shareholders (“AGM”) within six months after the end of each fiscal year or within 15 months of the previous AGM, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Vide the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, SEBI introduced the requirement that the top 100 listed entities in India, as ranked by market capitalization and determined as on March 31 of each financial year, must hold an AGM within five months from the end of the financial year and provide a one-way live webcast of the proceedings of the AGM. Our AGM is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the AGM to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The AGM must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the AGM may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an AGM is the presence of at least thirty shareholders in person.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold securities, are discussed in Item 10 of this Annual Report, under the sections titled “Investment by Non-Resident Indians”, “Investment by Foreign Portfolio Investors”, “Investment by Foreign Venture Capital Investors” and “Overseas Investments” and is incorporated herein by reference.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buy-backs. The Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Insolvency and Bankruptcy Code, 2016 or any other Indian laws in force at the time, the National Company Law Tribunal may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. In accordance with the proviso to regulation 40(1) of the Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in dematerialized form with a depository. Our transfer agent for our equity shares is Karvy Fintech Private Limited located in Hyderabad, India.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires, inter alia, beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner.

The Ministry of Corporate Affairs (the “MCA”) on June 13, 2018 notified an amendment to section 90 of the Companies Act, 2013 through the Companies (Amendment) Act, 2017, and issued the Companies (Significant Beneficial Owners) Rules, 2018 (the “SBO Rules”) outlining the requirements for declaration of “significant beneficial owners” (“SBO”) in an Indian company. On February 8, 2019, the MCA issued the Companies (Significant Beneficial Owners) Amendment Rules, 2019 (the “SBO Amendment Rules”), making further amendments to the SBO reporting form and the SBO Rules.

Pursuant to the SBO Amendment Rules, an SBO means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in such reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.

Further, for the purpose of identifying an individual SBO, an individual shall be considered to hold a right or entitlement indirectly in the reporting company if such individual satisfies any of the criteria prescribed under the Rules, in respect of a member of the reporting company.

As per the SBO Amendment Rules, a reporting company shall send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends or any other distribution in order to identify the individual SBO and cause such individual to make the required reporting to the company. On receipt of such declaration, the company shall intimate the same to the MCA. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with these sections.

In line with the above and for increased transparency to investors in the Indian securities markets, SEBI, vide its circular dated December 7, 2018, modified the form of shareholding pattern and prescribed additional details for disclosure which listed entities in India are required to comply beginning with the quarter ending June 30, 2019.

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

National Company Law Tribunal

In December 2016, the MCA amended various provisions of the Companies Act, 2013 to create the National Company Law Tribunal (“NCLT”) and National Company Law Appellate Tribunal (“NCLAT”). The NCLT is a quasi-judicial authority created to adjudicate corporate civil disputes and other prescribed matters such as mergers and amalgamations, liquidation and winding up, class action suits, reduction of capital matters, oppression and mismanagement claims and the compounding of certain offenses. The NCLT replaces powers which were hitherto exercised by the High Courts and Company Law Board; it has several benches in different jurisdictions in India. The NCLAT is an appellate authority constituted to handle appeals arising out of the decisions of the NCLT.

Restrictions on number of layers of subsidiaries

The MCA vide notification dated September 20, 2017, notified proviso to section 2(87) of the Companies Act, 2013 and Companies (Restriction on number of layers) Rules, 2017 effective from September 20, 2017. These rules detail the layering restrictions and associated compliance requirements for Indian companies. As per these rules, a company shall not have more than two layers of subsidiaries, but it can continue to have the number of layers of subsidiaries existing as on the date of above notification. For the purpose of the rules, one layer which consists of one or more wholly owned subsidiary or subsidiaries shall not be taken into account. Further, these Rules shall not affect a company from acquiring a company incorporated outside India with subsidiaries beyond two layers as per the laws of such country.

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend 2% of average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall. We have complied with this requirement and a detailed report on CSR for fiscal year 2019 has been included in the Annual Report of the Company for fiscal year 2019 filed in India.

Related Party Transactions

The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 effective from May 25, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. Prior approval of shareholders by way of an Ordinary Resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. Further, no prior approval of shareholders is required for transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering in to such contracts and arrangements.

Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014 as notified from December 14, 2015 provides that, in approving Related Party Transactions, the Audit Committee shall consider the need for omnibus approval for transactions of repetitive nature, and omnibus approval shall contain or indicate the nature and duration of the transaction, and whether the transactions are in the ordinary course of business and are on arm’s length price, amongst other requirements.

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

As per the provisions under the Listing Regulations, the listed entity shall formulate a policy on the materiality of related party transactions and dealing with related party transactions, including clear threshold limits duly approved by the Board of Directors, and that such policy shall be reviewed by the Board at least once every three years and updated accordingly.

The abridged policy on related party transactions, as amended, is available on the website of the Company at www.wipro.com.

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

Takeover Code

The Takeover Code is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of 5% or more of equity shares or voting rights and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed. An ADS holder would be subject to these notification requirements.

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

A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Regulations, 2009, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.

SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

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

In June 2017, SEBI set up a committee under the chairmanship of Shri Uday Kotak to advise on issues relating to corporate governance in India. In October 2017, the committee submitted a report containing its recommendations, which were considered by SEBI in its board meeting held in March 2018. On May 9, 2018, SEBI notified SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 (“Listing and Disclosure Amendment Regulations, 2018”) implementing the majority of these amendments effective from April 1, 2019 or such other date as specified therein. Summary of some of the key changes adopted by the Listing and Disclosure Amendment Regulations, 2018 are as follows:

a.

Separate role of Chairperson and Managing Director/CEO — With effect from April 1, 2020, the top 500 entities by market capitalization to have a Chairperson who is a non-executive director and not related to the Managing Director/CEO.

b.

Revised Board composition and quorum — Board must consist of a minimum of six directors and must include at least one independent woman director. Quorum for board meetings to be minimum of three directors with at least one independent director present.

c.

Strengthening eligibility criteria for independent directors — Any member of the promoter and promoter group cannot be an independent director. “Board interlocks” not permitted, i.e. a non-independent director of Company A cannot be an independent director of Company B, if a non-independent director of Company B is already an independent director of Company A. As part of annual board evaluation, board must certify every year that the independent directors fulfil the criteria for independence.

d.

Appointment and remuneration of directors — Appointment of a person who has attained the age of seventy-five years as a non-executive director shall require special resolution approval of shareholders. The fees or compensation payable to executive directors who are promoters or members of the promoter group, shall require special resolution approval of the shareholders if the annual remuneration payable exceeds certain prescribed limits. Special resolution approval of shareholders shall be obtained every year, in which annual remuneration payable to a single non-executive director exceeds fifty per cent of the total annual remuneration payable to all non-executive directors.

e.

Maximum number of directorships a person can hold in listed companies has been reduced from ten to eight. Managing Director and Whole-time Director of a listed entity cannot hold more than three Independent Director positions.

f.

Related party transactions — Definition of related party expanded to include a member of the promoter and promoter group holding 20% or more shareholding. Royalty and brand related payments to related parties amounting to more than 2% of annual consolidated turnover of the listed company will be considered as material related party transactions requiring shareholders’ approval. Half-yearly disclosure of related party transactions on a consolidated basis to be filed with stock exchanges and made available on company’s website within 30 days of declaration of half- yearly financial results. All transactions with member of promoter and promoter group holding 10% or more shareholding in the listed company need to be disclosed in the annual report.

g.

Accounts and audit — Publication of consolidated financial results on a quarterly basis made mandatory. Similarly, publication of cash flow statement made mandatory on a half-yearly basis. Statutory auditor to undertake a limited review of audit of all entities whose accounts are consolidated with listed entity. Disclosure of total fees paid by the listed entity and its subsidiaries, on a consolidated basis, to auditors and all network firms/entities to be made in the annual report.

h.

Investor participation in general meetings — Top 100 listed companies by market capitalization to hold AGMs within five months from end of financial year and provide live one-way webcast of general meetings.

In March 2018, SEBI revised the existing enforcement framework for non-compliance of the Listing Regulations by listed companies. The revised framework has the following features:

a)

It is more comprehensive, covering numerous listing regulations including the requirements related to the composition of the listed company’s Board of Directors and its committees and the submission of corporate governance compliance report, financial results and voting results. Non-compliance with these regulations will lead to imposition of fines by the Indian stock exchanges.

b)

It empowers the Indian stock exchanges to freeze the shareholding of the promoter and promoter group in any non-compliant entity as well as the entity’s shareholdings in other securities. If non-compliance persists, the entity will be suspended.

c)

The purpose of the revised framework is to promote a robust compliance culture that improves the efficacy of enforcement of continuous compliance requirements by listed companies and their promoter/promoter group.

In accordance with the proviso to regulation 40(1) of the Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. This amendment has been introduced with the aim of curbing fraud and manipulation risk in physical transfer of securities.

Strengthening Guidelines and Raising Industry Standards for Registrar and Share Transfer Agents (“RTAs”), Issuer Companies and Banker to an Issue

Based on the recommendations of its Committee on “Strengthening the Guidelines and Raising Industry Standards for RTAs”, SEBI introduced guidelines on areas like the payment of dividends, interest and redemptions, transfer, transmission and /correction of errors and compulsory internal audit of RTAs. The objective of the guidelines was to streamline and strengthen the procedures with regard to the handling and maintenance of records, transfer of securities and payment of dividends, interest, and redemptions by the RTAs, issuers and underwriters to a debt or equity issuance.

Enforcement of SEBI Orders Regarding Appointment of Directors by Listed Companies

Vide their circulars dated June 20, 2018, the Indian stock exchanges issued certain directions to listed entities regarding monitoring for and enforcement against the appointment of individuals who have been debarred from accessing the capital markets and/or restrained from holding position of director in any listed company. Per its circulars, listed companies are required to ensure the following: a) while considering a person for appointment as director, the company shall verify that the said person is not debarred from holding the office of director pursuant to any SEBI order; b) when informing each applicable Indian stock exchange of such appointment, the company shall specifically affirm that the director being appointed is not debarred from holding office of director by virtue of any SEBI order or any other such authority; and c) in case an existing director is restrained from acting as a director, he/she shall voluntarily resign with immediate effect, failing which the listed entity shall initiate the process of removal of such director, and inform each applicable Indian stock exchange of the same.

SEBI Circular on Fund Raising by Issuance of Debt Securities

With a view to implement the Indian Union Budget announcement for 2018-19, SEBI considered and approved the following framework, which came into effect on April 1, 2019:

1.

Any large corporate covered under the framework shall intimate to each applicable stock exchange that they are covered under such framework, and shall raise at least 25% of their incremental borrowings for that financial year through debt securities, as defined under SEBI (Issue and Listing of Debt Securities) Regulations, 2008.

2.

Any corporate, other than a scheduled commercial bank, which has listed its equity or debt securities or non-convertible redeemable preference shares on a stock exchange, and fulfills the following criteria as on March 31 of the given financial year, shall be categorized as a large corporate under the framework: a) having an outstanding borrowing of ₹ 100 crores or above; and b) having a credit rating of “AA and above”.

3.

For the first two years of implementation of the framework, i.e., FY 2019-20 and FY 2020-21, the requirement of meeting incremental borrowing norms shall be on an annual basis and a “comply or explain” approach shall be applicable. Thus, in the event of noncompliance, the reasons for such noncompliance shall be disclosed as part of the “continuous disclosure requirements” to the Indian Exchanges. Thereafter, from FY 2021-22, the requirement that at least 25% of incremental borrowing be through debt securities shall be met over a period of two years. At the end of two year period, if there is any deficiency in the requisite borrowing though debt securities, a monetary penalty/fine of 0.2% of the shortfall shall be levied.

SEBI (Buy-back of Securities) Regulations, 2018

SEBI approved the new SEBI (Buy-back of Securities) Regulations, 2018 (“2018 Buy-back Regulations”), replacing the SEBI (Buy-back of Securities) Regulations, 1998. Relevant provisions outlined under Sections 68 to 70 of the Companies Act, 2013 have been incorporated in the 2018 Buy-back Regulations, making the 2018 Buy-back Regulations self-contained. With the 2018 Buy-back Regulations, SEBI intended to simplify the language, remove redundant provisions and inconsistencies, update for references to the Companies Act, 2013 and other new SEBI regulations and incorporate information from relevant circulars, frequently asked questions and previously provided informal guidance.

Prohibition of Insider Trading Regulations, 2015

On December 31, 2018, SEBI notified the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018 (“PIT Amendment Regulations”), amending certain provisions of the SEBI (Prohibition to Insider Trading Regulations, 2015) (“PIT Regulations”), which remain applicable to listed Indian companies, with effect from April 1, 2019. A summary of some of the key changes notified by the PIT Amendment Regulations are as follows:

a)

The Board of Directors of listed companies shall frame a policy for defining “legitimate purposes” as part of its Code of Fair Disclosure and Conduct. Notice of confidentiality is required to be given to those persons with whom Unpublished Price Sensitive Information (“UPSI”) is shared as part of a “legitimate purpose”.

b)

The Board of Directors of a listed company, in consultation with its compliance officer, shall maintain a list of “designated persons” that includes: i) employees of the company and its material subsidiaries, based on their functional role or access to UPSI, ii) all of the company’s promoters, iii) the company’s Chief Executive Officer (“CEO”) and all employees up to two levels below CEO, and iv) support staff, such as IT staff, secretarial staff, who may have access to UPSI.

c)

Each company shall maintain a digital database with the names and Permanent Account Number (“PAN”), or any other identifier, of persons and entities with whom UPSI is shared. Such databases shall be maintained with internal controls and checks to ensure non-tampering of the database.

d)	The trading restriction period can be made applicable from the end of every quarter until 48 hours after the declaration of financial results.

e)

New categories of exemptions as defenses have been introduced for trading while in possession of UPSI: i) inter se off-market transfer between insiders holding the same UPSI, ii) block deal trades between two UPSI holders holding the same UPSI, iii) trading pursuant to fulfilment of a statutory or regulatory obligations, and iv) trading pursuant to exercise of stock options in respect of which the exercise price is pre-determined.

f)

A new provision has been added stating that when a person possessing UPSI trades in securities, such trade will be presumed to have been motivated by that UPSI. Onus to prove the contrary is on the person who traded.

g)

Each company shall establish adequate and effective systems of internal controls to ensure compliance with the PIT Regulations. The Audit Committee of the company shall review and verify the same at least once in a financial year.

h)

Each company is required to formulate written policies and procedures for inquiry in case of a leak or suspected leak of UPSI. Further, the company shall make its employees aware that they can report instances of leak or suspected leak of UPSI through a whistle-blower mechanism.

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”) and are subject to the regulations issued by the RBI from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than an NRI or an Overseas Citizen of India (“OCI”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stock broker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions. Pursuant to the Notification No. FEMA 20(R)/ 2017-RB dated November 7, 2017 (as amended), the RBI has permitted, subject to certain conditions, payment of not more than 25% of the total consideration by the buyer to the seller on a deferred basis within a period not exceeding 18 months from the date of the transfer agreement, in cases of the transfer of shares between a resident buyer and a non-resident seller. FEMA also prescribes various foreign investment limits on listed Indian companies, including an aggregate FPI (as defined below) limit, aggregate NRI limit and a sectoral cap.

Under FEMA, the onus of compliance with the various foreign investment limits rests on the company. In order to facilitate listed companies’ compliance with the requirements, SEBI, in consultation with the RBI, has put in place a new system for monitoring the foreign investment limits, with effect from May 1, 2018.

In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required. The limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI is US$250,000, per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the Government of India has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds and such industry sectors are not under the Government approval route. The Government of India abolished the FIPB in June 2017. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The Government of India has clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

Reporting of Foreign Investment in India

With an objective of improving ease of doing business in India, RBI introduced the Single Master Form (SMF) reporting system which would subsume all existing reporting requirements, irrespective of the mode or instrument through which the foreign investment is made. Prior to implementation of the same, RBI provided an interface to the Indian entities to input data on total foreign investments in a specified format. With effect from September 1, 2018, filing of a majority of the forms on the SMF portal was enabled.

Investment by Non-Resident Indians

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An NRI or an OCI resident outside India may invest in certain capital instruments issued by an Indian company, capital of an Indian limited liability partnership and convertible notes issued by an Indian startup company on a non-repatriation basis. Further, NRIs or OCIs may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Investment by NRIs or OCIs on non-repatriation basis will be deemed to be domestic investment at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the Foreign Direct Investment (“FDI”) Policy. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

NRIs or OCIs are permitted to make investments through a stock exchange, or Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI or OCI can purchase on a repatriation basis up to 5% of the total paid up equity capital of a company on a fully diluted basis, subject to the condition that the aggregate paid up value of shares purchased by all NRIs or OCIs does not exceed 10% of the total paid up equity capital of the company. The 10% ceiling may be exceeded if a special resolution is passed by the shareholders of a company, subject to the overall ceiling of 24% of the total paid up equity capital of the company.

In terms of Notification No. FEMA 20(R)/2017-RB dated November 7, 2017, a person resident outside India can purchase equity shares/compulsorily convertible preference shares, compulsorily convertible debentures and share warrants (equity instruments) issued by an Indian company under the FDI policy and the Indian company is allowed to receive the amount of consideration in advance towards issue of such equity instruments, subject to the terms and conditions laid down therein. Further, general permission is available to Indian companies to refund the amounts received towards purchase of shares under paragraph 2(3) of Schedule 1 of Notification No. FEMA 20(R)/ 2017-RB dated November 7, 2017, as amended from time to time. As per the said regulations, the equity instruments should be issued within 60 days of the receipt of the inward remittance. If the equity instruments are not issued within 60 days from the date of receipt of the inward remittance or date of debit to the Non-resident External Account (NRE)/Foreign Currency Non-Resident Account (FCNR) (B)/ escrow account, the amount of consideration so received shall be refunded to the non-resident investor by outward remittance through normal banking channels or by credit to the NRE/FCNR (B) account, as the case may be within 15 days from the date of completion of 60 days or approach the RBI with an action plan for allotment of equity shares.

It is also clarified that the advances against equity instruments may be received only where the FDI is allowed under the automatic route.

Investment by Foreign Portfolio Investors

SEBI introduced Foreign Portfolio Investors Regulations 2014 (the “FPI Regulations”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“FPI”). FPI Regulations restrict purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total paid-up equity capital of the company on a fully diluted basis. The total holdings of all FPIs put together shall not exceed 24% of paid-up equity capital of the company on a fully diluted basis. Investment by FPIs shall also be subject to such other conditions and restrictions as may be specified by the Government of India, from time to time. The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (Notification No. FEMA 20(R)/ 2017-RB dated November 07, 2017) also recognizes a foreign portfolio investor registered under the FPI Regulations. The individual and aggregate investment limits for the FPIs shall be below 10% and 24% respectively of the total paid-up equity capital on a fully diluted basis and such investments shall also be within such overall sectoral caps prescribed under the foreign direct investment policy. The aggregate limit of 24% may be increased up to the sectoral cap/statutory ceiling, as applicable, by the Indian company concerned by passing of a resolution by its Board of Directors followed by passing of a special resolution to that effect by its shareholders. Portfolio investments up to the lower of (i) an aggregate foreign investment level of 49% or (ii) the sectoral/statutory cap will not be subject to either government approval or compliance with the sectoral conditions, as the case may be, provided that such investments do not result in a change in ownership and leading to control of Indian companies by non-resident entities.

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

Foreign Exchange Management (Borrowing and Lending) Regulations, 2018

On December 17, 2018, the RBI notified the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018 (“New ECB Regulations”) superseding the earlier framework that applied to External Commercial Borrowings (“ECB”). The objective behind the New ECB Regulations was to a) simplify existing ECB framework and thereby making it easier for borrowers to access foreign debt funding, and b) merge the two existing regulations, i.e., Foreign Exchange Management (Borrowing or Lending in Foreign Exchange) Regulations, 2000 and Foreign Exchange Management (Borrowing or Lending in Rupees) Regulations, 2000, under one unified framework.

A summary of the key provisions introduced is as follows:

1.

Removal of track based ECB classifications — Earlier, there were three different Tracks (Track I, II and III) under which eligible borrowers could raise ECB. These tracks were so divided based on varying maturity periods, permissible limits of ECB, types of eligible entities, etc. To simplify the structure, RBI has now prescribed only two tracks- “Foreign currency ECB” and “Rupee denominated ECB”.

2.

Amendment to the definition of eligible borrowers — i) The definition of Indian entity has been amended to include a Limited Liability Partnership (“LLP”) formed and registered in India under the LLP Partnership Act, 2008, as amended from time to time, ii) All entities that are eligible to raise FDI can raise ECBs (including start-ups). Additionally, LLPs, units in SEZs, registered entities engaged in micro-finance activities, viz., registered not-for-profit entities, trusts, societies, and NGOs are also permitted to raise ECB.

3.	Eligible lenders — it is now a pre-condition that lenders should be a resident of Financial Action Task Force or International Organization of Securities Commission compliant country.

4.

Negative list for end-use — Under the earlier framework, companies raising ECBs could utilize the funds only towards certain permitted end-uses. RBI has now prescribed a negative list and companies can utilize ECBs for any purpose that does not fall under the negative list.

Vide its circular dated January 16, 2019, RBI notified the detailed guidelines of the new ECB framework, effective immediately.

Taxation

The following summary is based on the law and practice of the Indian Income Tax Act, 1961 (the “Income Tax Act”), including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Depository Receipts Scheme 2014. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

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

A company is a resident of India if it is incorporated in India or it’s place of effective management (“POEM”) is in India during the year.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the Company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 17.647% on the amount actually distributed as dividends to shareholders. The surcharge on DDT for domestic companies is 12% in addition to an additional surcharge called a “Health and Education Cess” of 4% on such taxes and surcharge, based on which the effective tax on dividend distributed up to March 31, 2019 is 20.55%. Currently the holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary (both domestic and foreign). There is an additional tax at the rate of 10% in the hands of non-corporate resident assessee having a dividend income in excess of ₹ 1 million per annum. The Finance Act, 2017 extended this additional tax of 10% to all resident assessee except domestic companies, 12AA exempt Trusts and certain other exempt institutions.

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

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement. Finance Act 2018 has introduced a new section “112A” effective April 1, 2018 — Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of Rs. 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

•

The Finance Act, 2015 has amended the law to compute the holding period of capital asset being share or shares of a company, acquired by a non-resident on redemption of GDR, from the date on which a request for redemption was made.

•	The Finance Act, 2017 has also introduced section 56(2)(x) to include that the following shall be chargeable to Income tax as “Income from other sources”:

(a)

where any person receives, in any previous year, from any person or persons on or after the first day of April, 2017, any sum of money without consideration, the aggregate value of which exceeds fifty thousand rupees, the whole of the aggregate value of such sum.

(b)	Any immovable property:

1.	Without consideration, the stamp duty value of which exceeds fifty thousand rupees, the stamp duty value of such property; or

2.	For a consideration which is less than the stamp duty value of the property by an amount exceeding fifty thousand rupees, the stamp duty value of such property exceeds such consideration.

(c)	Any property, other than immovable property:

1.	Without consideration, the aggregate fair market value of which exceeds fifty thousand rupees, the whole of the aggregate fair market value of such property; or

2.

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

•

In addition to the above, a surcharge as set forth below and an additional surcharge called an “education cess” of 3% (education cess has been substituted with “Health and Education Cess” of 4% effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Surcharge Rates for FY 2017-18	Surcharge rates for FY 2018-19
Resident other than company	12%, if total income > ₹ 10 million	10%, if total income > ₹ 5 million<10 million 15%, if total income > 10 million
Resident company	7%, if total income > ₹ 10 million and < ₹ 100 million 12%, if total income > ₹ 100 million	7%, if total income > ₹10 million and < ₹ 100 million 12%, if total income > ₹ 100 million
Non Resident other than company	12%, if total income > ₹ 10 million	12%, if total income > ₹ 10 million
Foreign company	2%, if total income > ₹ 10 million and < ₹ 100 million 5%, if total income > ₹ 100 million	2%, if total income > ₹ 10 million and < ₹ 100 million 5%, if total income > ₹ 100 million

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

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee with a maximum of 35.88% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

According to the Depository Receipts Scheme 2014, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets. Capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied and an additional surcharge called “Health and Education Cess” of 4% in addition to the above tax and surcharge will be levied (Refer table above for surcharge rates).

As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax: In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are each required to pay a Securities Transaction Tax (“STT”), at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e., a transaction settled without taking delivery of the shares. The STT rates are as follows:

Taxable securities transaction		Rate	Payable by
Purchase of an equity share in a company where—		0.1%	Purchaser
(a)	the transaction of such purchase is entered into in a recognized stock exchange; and
(b)	the contract for the purchase of such share is settled by the actual delivery or transfer of such share.
Sale of an equity share in a company where—		0.1%	Seller
(a)	the transaction of such sale is entered into in recognized stock exchange; and
(b)	the contract for the sale of such share is settled by the actual delivery or transfer of such share.
Sale of a unit of an equity oriented fund, where—		0.001%	Seller
(a)	the transaction of such sale is entered into in a recognized stock exchange; and
(b)	the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.
Sale of an equity share in a company or a unit of an equity oriented fund, where—		0.025%	Seller
(a)	the transaction of such sale is entered into in a recognized stock exchange; and
(b)	the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.
(a)	Sale of an option in securities	0.017%	Seller
(b)	Sale of an option in securities, where option is exercised	0.125%	Purchaser
(c)	Sale of a futures in securities	0.01%	Seller
Sale of a unit of an equity oriented fund to the Mutual Fund.		0.001%	Seller

Goods and Services Tax: Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Withholding Tax on Capital Gains: Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

Buyback of Securities: Indian companies are not subject to any tax on the buyback of their shares, if the shares are listed in a recognized stock exchange and the buyback transaction is executed in a recognized stock exchange. However, the shareholders will be taxed on any resulting gains. The company would be required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act, 2013 has levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buy-back of shares by an unlisted company u/s 115QA of the Income Tax Act, 1961.

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act.

Short Term Capital Gain (“STCG”) (holding period less than or equal to 12 months) arising from buyback of listed equity shares (subjected to STT) would be subject to tax at 15% under section 111A of the Income Tax Act (applicable for both Resident and Non Resident shareholder).

Long Term Capital Gain (“LTCG”) (holding period more than 12 months) arising from buyback of listed equity shares (subjected to STT) would be exempt under section 10(38) of the Income Tax Act. (Applicable for both Resident and Non Resident shareholder). Finance Act 2018 has introduced a new section “112A” effective April 01, 2018. Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of Rs. 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (“DTAA”) entered into by India with relevant country in which the shareholder is resident but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

If the shares are held as stock-in-trade by any of the shareholders of the Company, then the gains would be characterized as business income and taxable under the head “Profits and Gains from Business or Profession”. In such a case, the provisions of section 46A of the Income Tax Act will not apply.

Resident Shareholders:

a)	For individuals, Hindu Undivided Family (“HUF”), Associate Of Persons (“AOP”) and Body Of Individuals (“BOI”), profits would be taxable at slab rates.

b)	For persons other than stated in (a) above, profits would be taxable at 30%.

No benefit of indexation by virtue of period of holding would be available in any case.

Non Resident Shareholders:

a)

Non-resident shareholders can avail beneficial provisions of the applicable DTAA entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

b)	Where DTAA provisions are not applicable:

•	for non-resident individuals, HUF, AOP, BOI, profits would be taxable at slab rates.

•	for foreign companies, profits would be taxed in India at 40%.

•	for other non-resident shareholders, such as foreign firms, profits would be taxed in India at 30%.

In addition to the above, Surcharge and Health and Education Cess are leviable (please refer to surcharge table given above under Taxation of capital gains clause).

Stamp Duty and Transfer Tax: Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Gift Tax and Estate Duty: The Finance Act, 2017 has inserted a new section 56(2)(x) with effect from April 1, 2017 to tax the receipt of any sum of money or any immovable property, by any person either without consideration or for an inadequate consideration for value exceeding ₹ 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

General Anti Avoidance Rule (“GAAR”): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of sections 95 to 102, on April, 1 2014 and came into effect on April 1, 2017. If any transaction is arranged to obtain a tax benefit and it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as impermissible avoidance arrangements or an arrangement with lack of commercial substance. The tax authorities after hearing to the tax payer and after obtaining due approvals from higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under GAAR provisions are as under:

a)	disregarding, combining or recharacterizing any step in, or a part or whole of an arrangement;

b)	treating an arrangement as if it had not been entered into or carried out;

c)	any equity may be treated as debt or vice versa,

d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,

e)	any expenditure, deduction, relief or rebate may be re-characterized.

Minimum Alternative Tax (“MAT”): The Income Tax Act, 1961 (Act) introduced the provisions of MAT with effect from April, 1 2001, which require corporate assessees to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, provision towards any diminution in the value of assets, appropriations etc. From April 2005 till March 2012 any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April, 1 2012, onwards even income arising out of any business carried on in a Special Economic Zone as a developer or unit is also subject to MAT. The effective rate of MAT is 21.549% for FY 2018-19. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Act, for the following ten years as MAT credit. The Finance Act, 2017 increased the period for carry forward of MAT credit to 15 years from the present period of 10 years.

Income computation and disclosure standards (“ICDS”): Central Board of Direct Taxes (“CBDT”) notified ten ICDS applicable from FY 2015-16. These standards are to be adopted for computation of taxable income from business or profession or income from other sources under Income Tax Act, 1961. These ICDS do not have any significant impact on the tax expense reported in the consolidated financial statements.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

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

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, potential application of the Medicare contribution tax, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Code, U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Ownership of ADSs: For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to United States federal income tax.

Dividends: Except for equity shares, the gross amount of any distributions of cash or property with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the Dividends Received Deduction (“DRD”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who received such dividends from specified 10% owned foreign corporations (generally, any foreign corporation with respect to which any domestic corporation is a U.S. shareholder, other than a passive foreign investment company that is also a controlled foreign corporation (“CFC”)). Corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter, as capital gain.

Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes.

A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, it’s ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States which the U.S. Treasury Secretary determines is satisfactory and which includes an exchange of information program. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). Our ADSs are traded on the NYSE, an established securities market in the United States as identified by Internal Revenue Service guidance. We may also be eligible for benefits under the comprehensive income tax treaty between India and the United States.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD. If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

Sale or Exchange of Equity Shares or ADSs: A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon sale of equity shares (but not ADSs) may be subject to tax in India, including withholding tax. See the “Taxation of Distributions” and “Taxation of Capital Gains” discussion above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Backup Withholding Tax and Information Reporting: Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless the holder is an exempt recipient or provides such holder’s correct U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Estate taxes: An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income: U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Passive Foreign Investment Company: A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•

on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects or is a CFC by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2019. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior period, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of equity shares;

•

if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•

if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the qualified electing fund election.

In addition, certain information reporting obligations may apply to U.S. holders if we are determined to be a passive foreign investment company.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF EQUITY SHARES OR ADSs. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR EQUITY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

Documents on Display

This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

100 F Street, NE

Washington D.C., 20549

Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington D.C., 20549, at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka, 560035, India.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

As of March 31, 2018 and 2019, respectively, a ₹ 1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 1,500 million (consolidated statement of income ₹ 414 million and other comprehensive income ₹ 1,086 million) and ₹ 2,002 million (consolidated statement of income ₹ 602 million and other comprehensive income ₹ 1,400 million) decrease/increase respectively in the fair value of foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose it to significant interest rate risk. To manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2019, additional net annual interest expense on our floating rate borrowing would amount to approximately ₹ 866 million.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, considering the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2018 and 2019 or for revenues for the years ended March 31, 2017, 2018 and 2019. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2019, our cash and cash equivalents are held with major banks and financial institutions. Please refer “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

Item 12.	Description of Securities Other Than Equity Securities

Item 12.A.	Debt Securities

Not applicable.

Item 12.B.	Warrants and Rights

Not applicable.

Item 12.C.	Other securities

Not applicable.

Item 12.D.	American Depositary Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3.	Fees and Charges for Holders of American Depositary Receipts

JPMorgan Chase Bank, N.A., as Depositary for the ADSs collects fees as provided in the Deposit Agreement, as mentioned below. The following is qualified in its entirety by reference to the Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(4) to the Form F-6 filed on May 30, 2017. “The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10)), whichever is applicable.

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

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2019, a contribution of US$ 1,146,429.82 (net of TDS) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2019, our principal Executive Officer and principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal Executive Officer and principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal Executive Officer and principal Financial Officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2019. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2019.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the consolidated financial statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2019, of the Company and our report dated June 11, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers.

Basis for Opinion

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

Deloitte Haskins & Sells LLP

Bengaluru, India

June 11, 2019

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for each of the years ended March 31, 2018 and March 31, 2019.

	Year ended March 31,
	2018		2019
	(₹ in millions)
Audit fees	₹	62	₹	73
Tax fees		50		40
All other fees		2		12
Total	₹	114	₹	125

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

Other services: comprise fees for ISAE 3402 examination and other workshops rendered.

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

Since our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE listing requirements are as follows:

•

Listing regulations with Indian stock exchanges state that where the chairperson of the Board of Directors is a non-executive director, at least one-third of the Board of Directors shall comprise of independent directors and where the listed entity does not have a regular non-executive chairperson, at least half of the Board of Directors shall comprise of independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board of Directors must consist of independent directors.

•

Listing regulations with Indian stock exchanges require that a majority of the members of the Audit Committee be independent directors while the NYSE listing requirements specify that all the members of the Audit Committee must be independent directors.

•	A Shareholders Grievance Committee (Stakeholders Relationship Committee) is mandatory under listing regulations with Indian stock exchanges. This is not a requirement under NYSE listing requirements.

•	Criteria for determining directors to be independent also differ between the two countries’ listing requirements.

•

Listing regulations with Indian stock exchanges require submission of report on Related Party Transactions on a consolidated basis and publication of the same on the company’s website in the format specified by the accounting standard on a half-yearly basis.

•	Listing regulations with Indian stock exchanges require detailed reasons to be provided in the event of any resignation by statutory auditors or independent directors.

•

Listing regulations with Indian stock exchanges require that a company ensure that for the purposes of quarterly consolidated financial results, at least 80% of each of the consolidated revenue, assets and profits shall have been subject to audit or limited review.

•

Listing regulations with Indian stock exchanges require certain disclosures in a company’s annual report, including details of significant changes (i.e., change of 25% or more as compared to the immediately preceding financial year) in key financial ratios, including debtors turnover, inventory turnover, interest coverage ratio, current ratio, debt equity ratio, operating profit margin and net profit margin, along with detailed explanations.

•

Listing regulations with Indian stock exchanges require the Nomination and Remuneration Committee to recommend to the Board of Directors all remuneration, in whatever form payable, to senior management.

The other key practices followed in the home country as per home country laws are disclosed elsewhere in this report. Some or many of the amendments prescribed under the Listing and Disclosure Amendment Regulations, 2018, are likely to be different from the NYSE listing requirements. A majority of the amendments are effective from April 1, 2019.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final Corporate Governance Rules and Listing Standards of the NYSE as approved by the SEC on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

A detailed compliance report with the final Corporate Governance rules of the NYSE will be separately filed with the NYSE.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended March 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/Deloitte Haskins & Sells LLP

Bengaluru, India

June 11, 2019

We have served as the Company’s auditor since fiscal 2018.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity holders

Wipro Limited:

We have audited the accompanying consolidated statement of income of Wipro Limited and its subsidiaries (“the Company”) for the year ended March 31, 2017, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of the Company for the year ended March 31, 2017 and their cash flows for the year ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

/s/ KPMG

Gurugram, India

June 2, 2017, except as to Notes 17, 25 and 30 which are as of June 11, 2019

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	5	117,584	116,980	1,691
Intangible assets	5	18,113	13,762	199
Property, plant and equipment	4	64,443	70,601	1,021
Financial assets
Derivative assets	15	41	173	3
Investments	7	7,668	6,916	100
Investments accounted for using the equity method	7	1,206	1,235	18
Trade receivables	8	4,446	4,373	63
Other financial assets	11	4,186	5,146	74
Deferred tax assets	17	6,908	5,604	81
Non-current tax assets		18,349	20,603	298
Other non-current assets	11	11,540	15,872	229

Total non-current assets		254,484	261,265	3,777

Inventories	9	3,370	3,951	57
Financial assets
Derivative assets	15	1,232	4,931	71
Investments	7	249,094	220,716	3,191
Cash and cash equivalents	10	44,925	158,529	2,292
Trade receivables	8	100,990	100,489	1,453
Unbilled receivables		42,486	22,880	331
Other financial assets	11	7,429	14,611	211
Contract assets		—	15,038	217
Current tax assets		6,262	7,435	108
Other current assets	11	23,167	23,086	334

		478,955	571,666	8,265
Assets held for sale	22	27,201	240	3

Total current assets		506,156	571,906	8,268

TOTAL ASSETS		760,640	833,171	12,045

EQUITY
Share capital		9,048	12,068	174
Securities premium reserve		800	533	8
Retained earnings		453,265	534,700	7,731
Share-based payment reserve		1,772	2,617	38
Other components of equity		18,051	18,198	263

Equity attributable to the equity holders of the Company		482,936	568,116	8,214
Non-controlling interest		2,410	2,637	38

TOTAL EQUITY		485,346	570,753	8,252

LIABILITIES
Financial liabilities
Long - term loans and borrowings	12	45,268	28,368	410
Derivative liabilities	15	7	—	—
Other financial liabilities	14	7	—	—
Deferred tax liabilities	17	3,059	3,417	49
Non-current tax liabilities		9,220	11,023	159
Other non-current liabilities	14	4,223	5,258	76
Provisions	14	3	2	^

Total non-current liabilities		61,787	48,068	694

Financial liabilities
Loans, borrowings and bank overdrafts	12	92,991	71,099	1,028
Derivative liabilities	15	2,210	1,310	19
Trade payables and accrued expenses	13	68,129	88,304	1,277
Other financial liabilities	14	1,050	644	9
Contract liabilities		17,139	24,768	358
Current tax liabilities		9,417	9,541	138
Other current liabilities	14	15,563	18,046	261
Provisions	14	796	638	9

		207,295	214,350	3,099
Liabilities directly associated with assets held for sale	22	6,212	—	—

Total current liabilities		213,507	214,350	3,099

TOTAL LIABILITIES		275,294	262,418	3,793

TOTAL EQUITY AND LIABILITIES		760,640	833,171	12,045

^	Value is less than ₹ 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2017	2018	2019	2019
					Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	20	550,402	544,871	585,845	8,471
Cost of revenues	21	(391,544)	(385,575)	(413,033)	(5,972)

Gross profit		158,858	159,296	172,812	2,499
Selling and marketing expenses	21	(40,817)	(42,349)	(44,510)	(644)
General and administrative expenses	21	(32,021)	(34,141)	(35,951)	(520)
Foreign exchange gains/(losses), net	24	3,777	1,488	3,215	46
Other operating income	22	4,082	—	4,344	63

Results from operating activities		93,879	84,294	99,910	1,444
Finance expenses	23	(5,942)	(5,830)	(7,375)	(107)
Finance and other income	24	22,419	23,999	22,923	331
Share of net profit /(loss) of associates accounted for using the equity method	7	—	11	(43)	(1)

Profit before tax		110,356	102,474	115,415	1,667
Income tax expense	17	(25,213)	(22,390)	(25,242)	(365)

Profit for the year		85,143	80,084	90,173	1,302

Profit attributable to:
Equity holders of the Company		84,895	80,081	90,031	1,300
Non-controlling interest		248	3	142	2

Profit for the year		85,143	80,084	90,173	1,302

Earnings per equity share:	25
Attributable to equity shareholders of the Company
Basic		13.11	12.64	14.99	0.22
Diluted		13.07	12.62	14.95	0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic		6,476,108,013	6,333,391,200	6,007,376,837	6,007,376,837
Diluted		6,495,129,517	6,344,482,633	6,022,304,367	6,022,304,367

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2017	2018	2019	2019
					Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the year		85,143	80,084	90,173	1,302

Other comprehensive income (OCI)
Items that will not be reclassified to profit and loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		169	567	235	3
Net change in fair value of financial instruments through OCI		(168)	(750)	(464)	(7)

		1	(183)	(229)	(4)

Items that may be reclassified to profit and loss in subsequent periods
Foreign currency translation differences	16
Translation difference relating to foreign operations		(3,354)	3,576	3,238	47
Net change in fair value of hedges of net investment in foreign operations		276	(49)	(287)	(4)
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services, Workday and Cornerstone OnDemand business		—	—	(4,210)	(61)
Net change in time value of option contracts designated as cash flow hedges		9	1	463	7
Net change in intrinsic value of option contracts designated as cash flow hedges		77	(76)	811	12
Net change in fair value of forward contracts designated as cash flow hedges		3,910	(5,945)	1,255	18
Net change in fair value of financial instruments through OCI		1,179	(433)	(18)	^

		2,097	(2,926)	1,252	19

Total other comprehensive income, net of taxes		2,098	(3,109)	1,023	15

Total comprehensive income for the year		87,241	76,975	91,196	1,317

Total comprehensive income attributable to:
Equity holders of the Company		87,062	76,956	90,945	1,315
Non-controlling interest		179	19	251	4

		87,241	76,975	91,196	1,319

^	Value is less than ₹ 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Non- controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company
As at April 1, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

Total comprehensive income for the year
Profit for the year	—	—	—	84,895	—	—	—	—	84,895	248	85,143
Other comprehensive income	—	—		—	—	(3,009)	3,996	1,180	2,167	(69)	2,098

Total comprehensive income for the year	—	—	—	84,895	—	(3,009)	3,996	1,180	87,062	179	87,241

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(8,734)	—	—	—	—	(8,734)	—	(8,734)
Issue of equity shares on exercise of options	187,275	^	81	—	(81)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	384	(384)	—	—	—	—	—	—
Buyback of equity shares	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Compensation cost related to employee share-based payment	—	—	—	13	1,791	—	—	—	1,804	—	1,804

Total transactions with owners of the Company	(39,812,725)	(80)	(14,173)	(19,083)	1,326	—	—	80	(31,930)	—	(31,930)

As at March 31, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Non- controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the year
Profit for the year	—	—	—	80,081	—	—	—	—	80,081	3	80,084
Other comprehensive income	—	—		—	—	3,511	(6,020)	(616)	(3,125)	16	(3,109)

Total comprehensive income for the year	—	—	—	80,081	—	3,511	(6,020)	(616)	76,956	19	76,975

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(5,420)	—	—	—	—	(5,420)	—	(5,420)
Issue of equity shares on exercise of options	3,559,599	8	1,987	—	(1,971)	—	—	—	24	—	24
Issue of shares by controlled trust on exercise of options	—	—	—	1,182	(1,182)	—	—	—	—	—	—
Buyback of equity shares #	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buyback	—	—	—	(312)	—	—	—	—	(312)		(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—		—
Compensation cost related to employee share-based payment	—	—	—	14	1,370	—	—	—	1,384	—	1,384

Total transactions with owners of the Company	2,092,883,926	4,187	331	(117,746)	(1,783)	—	—	687	(114,324)	—	(114,324)

As at March 31, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Non- controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balance as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the year
Profit for the year	—	—	—	90,031	—	—	—	—	90,031	142	90,173
Other comprehensive income	—	—	—	—	—	(1,368)	2,529	(247)	914	109	1,023

Total comprehensive income for the year	—	—	—	90,031	—	(1,368)	2,529	(247)	90,945	251	91,196

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,681,717	4	528	—	(528)	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options	—	—	—	565	(565)	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon) #	—	—	—	(5,434)	—	—	—	—	(5,434)	—	(5,434)
Bonus issue of equity shares #	1,508,469,180	3,016	(795)	(1,454)	—	—	—	(767)	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share-based payment	—	—	—	6	1,938	—	—	—	1,944	—	1,944

Total transactions with owners of the Company	1,510,150,897	3,020	(267)	(6,317)	845	—	—	(767)	(3,486)	(24)	(3,510)

As at March 31, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)	87,246,029	174	8	7,731	38	221	35	7	8,214	38	8,252

*	Includes 23,097,216 and 27,353,853 treasury shares held as at March 31, 2018 and 2019, respectively by a controlled trust.
1,101,217, 4,351,775 and 2,599,183 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2017, 2018 and 2019, respectively.
#	Refer Note 18
^	Value is less than ₹ 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2017	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the year	85,143	80,084	90,173	1,302
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	117	(334)	(309)	(4)
Depreciation, amortization and impairment	23,107	21,124	19,474	282
Unrealized exchange loss, net	3,945	4,794	(546)	(8)
Share based compensation expense	1,742	1,347	1,938	28
Share of net (profit) /loss of associates accounted for using the equity method	—	11	43	1
Income tax expense	25,213	22,390	25,242	365
Dividend and interest (income)/expenses, net, gain from investments	(19,745)	(20,547)	(17,371)	(251)
Gain from sale of EcoEnergy division	(4,082)	—	—	—
Gain from sale of hosted data center services, Workday and Cornerstone OnDemand business and loss of control in subsidiary	—	—	(4,344)	(63)
Other non-cash items	(1,732)	4,405	—	—
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	3,346	(9,735)	1,392	20
Unbilled receivables and Contract assets	3,813	2,192	4,580	66
Inventories	1,475	545	(566)	(8)
Other assets	4,054	(170)	(6,909)	(100)
Trade payables, accrued expenses, other liabilities and provisions	(5,202)	4,499	20,844	301
Contract liabilities	(2,945)	1,733	7,824	113

Cash generated from operating activities before taxes	118,249	112,338	141,465	2,044
Income taxes paid, net	(25,476)	(28,105)	(25,149)	(364)

Net cash generated from operating activities	92,773	84,233	116,316	1,680

Cash flows from investing activities:
Purchase of property, plant and equipment	(20,853)	(21,870)	(22,781)	(329)
Proceeds from sale of property, plant and equipment	1,207	1,171	1,940	28
Proceeds from sale of EcoEnergy division, net of related expenses	4,372	—	—	—
Purchase of investments	(813,439)	(782,475)	(930,614)	(13,456)
Proceeds from sale of investments	729,755	830,448	954,954	13,808
Proceeds from sale of hosted data center services business and loss of control in subsidiary, net of related expenses and cash	—	—	26,103	377
Impact of investment hedging activities, net	(226)	—	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	(33,608)	(6,652)	—	—
Interest received	17,069	14,347	20,163	292
Dividend received	311	609	361	5
Income taxes paid on sale of EcoEnergy division	(871)	—	—	—

Net cash (used)/ generated in investing activities	(116,283)	35,578	50,126	725

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	^	24	4	^
Repayment of loans and borrowings	(112,803)	(155,254)	(104,039)	(1,504)
Proceeds from loans and borrowings	125,922	144,271	65,161	942
Payment for deferred contingent consideration in respect of business combination	(138)	(164)	(265)	(4)
Payment for buyback of shares including transaction cost	(25,000)	(110,312)	—	—
Interest paid on loans and borrowings	(1,999)	(3,123)	(4,796)	(69)
Payment of cash dividend (including dividend tax thereon)	(8,734)	(5,420)	(5,434)	(79)

Net cash generated/ (used) in financing activities	(22,752)	(129,978)	(49,369)	(714)

Net increase/ (decrease) in cash and cash equivalents during the year	(46,262)	(10,167)	117,073	1,691
Effect of exchange rate changes on cash and cash equivalents	(1,412)	375	526	8
Cash and cash equivalents at the beginning of the year	98,392	50,718	40,926	592

Cash and cash equivalents at the end of the year (Note 10)	50,718	40,926	158,525	2,291

Total taxes paid amounted to ₹ 26,347, ₹ 28,105 and ₹ 25,149 for the year ended March 31, 2017, 2018 and 2019, respectively.

Refer Note 12 for supplementary information on cash flow statement.

^	Value is less than ₹ 1

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These consolidated financial statements were authorized for issue by the Audit Committee on June 11, 2019.

2. Basis of preparation of consolidated financial statements

(i) Statement of compliance and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except for new accounting standards adopted by the Company.

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

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2019, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 69.16 as published by Federal Reserve Board of Governors on March 31, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

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

g)

Expected credit losses on financial assets: The impairment provisions of financial assets and contract assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

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

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

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

Investments accounted for using the equity method

Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognized at cost. The carrying amount of investment is increased/ decreased to recognized investors share of profit or loss of the investee after the acquisition date.

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

Non-derivative financial instruments consist of:

•

financial assets include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

•	financial liabilities include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

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

c. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled receivables and other assets.

d. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in the business combination is subsequently measured at fair value through profit or loss.

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

(v) Equity and share capital

a) Share capital and securities premium reserve

The authorized share capital of the Company as at March 31, 2019 is ₹ 25,274 divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as securities premium reserve.

Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 13,728,607, 23,097,216 and 27,353,853 treasury shares as at March 31, 2017, 2018 and 2019, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. A portion of these earnings amounting as at March 31, 2017, 2018 and 2019 to ₹ 1,139, ₹ 1,139, and ₹ 1,139 respectively, represents capital reserve and Nil, Nil and ₹ 28,565 as at March 31, 2017, 2018 and 2019, respectively, represents Special economic zone re-investment reserve which is not freely available for distribution.

d) Share-based payment reserve

The share-based payment reserve is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share-based payment reserve are transferred to securities premium reserve upon exercise of stock options and restricted stock unit options by employees.

e) Foreign currency translation reserve (FCTR)

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

f) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income (net of taxes) and presented within equity as cash flow hedging reserve.

g) Other reserves

Changes in the fair value of financial instruments measured at fair value through other comprehensive income and actuarial gains and losses on defined benefit plans are recognized in other comprehensive income (net of taxes) and presented within equity in other reserves.

Other reserves also include Capital redemption reserve as at March 31, 2017, 2018 and 2019 amounting to ₹ 80, ₹ 767 and Nil, respectively, which is not freely available for distribution.

h) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

i) Buyback of equity shares

The buyback of equity shares and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserves are created as an apportionment from retained earnings.

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

Capital work- in-progress are measured at cost less accumulated impairment losses, if any.

b) Depreciation

The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortized over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows:

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

Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date and the cost of property, plant and equipment not available for use before such date are disclosed under capital work- in-progress.

(vii) Business combination, Goodwill and Intangible assets

a) Business combination

Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred.

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

Goodwill associated with disposal of an operation that is part of cash-generating unit is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed.

c) Intangible assets

Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any.

The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and is included in selling and marketing expenses in the consolidated statement of income.

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	5 to 15 years
Marketing related intangibles	3 to 5 years

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

(x) Impairment

A) Financial assets

The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortized cost, debt instruments classified as FVTOCI, trade receivables, lease receivables, contract assets and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate.

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

Remeasurement comprising actuarial gains or losses and the return on plan assets (excluding interest) are immediately recognized in other comprehensive income, net of taxes and permanently excluded from profit or loss. Instead net interest recognized in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate is recognized as part of remeasurement of net defined liability or asset through other comprehensive income, net of taxes.

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

(xii) Share-based payment transactions

Selected employees of the Company receive remuneration in the form of equity settled instruments, for rendering services over a defined vesting period and for company’s performance-based stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the consolidated statement of income with a corresponding increase to the share-based payment reserve, a component of equity.

The equity instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

(xiii) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

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

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price the Company uses third-party prices for similar deliverables or the company uses expected cost-plus margin approach in estimating the stand-alone selling price.

For performance obligations where control is transferred over time, revenues are recognized by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided.

The method for recognizing revenues and costs depends on the nature of the services rendered:

A. Time and materials contracts

Revenues and costs relating to time and materials are recognized as the related services are rendered.

B. Fixed-price contracts

i. Fixed-price development contracts

Revenues from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

Unbilled revenues on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional upon passage of time

ii. Maintenance contracts

Revenues related to fixed-price maintenance, testing and business process services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

iii. Volume based contracts

Revenues and costs are recognized as the related services are rendered.

C. Products

Revenue on product sales are recognized when the customer obtains control of the specified asset.

D. Others

•

Any change in scope or price is considered as a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the stand-alone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the stand-alone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the stand-alone selling price.

•

The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled.

•	Revenues are shown net of allowances/ returns, sales tax, value added tax, goods and services tax and applicable discounts and allowances.

•

The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

•

Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognized as an asset when the Company expects to recover these costs and amortized over the contract term.

•

The Company recognizes contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognized is amortized on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

•

The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.

•

The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. If Company controls the good or service before it is transferred to the customer, Company is the principal; if not, the Company is the agent.

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

(xvi) Finance and other income

Finance and other income comprise interest income on deposits, dividend income and gains / (losses) on disposal of investments. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

(xviii) Earnings per share

Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted-average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors.

(xix) Cash flow statement

Cash flow are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated.

The amendment to IAS 7, require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

(xx) Assets held for sale

Sale of business is classified as held for sale, if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification as held for sale is met when disposal business is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale.

(xxi) Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed off or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

(xxii) Disposal of assets

The gain or loss arising on disposal or retirement of assets are recognized in the consolidated statement of income.

New Accounting standards adopted by the Company:

IFRS 15 — Revenue from Contracts with Customers

On April 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch-up transition method applied to contracts that were not completed as at April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted.

The adoption of the new standard has resulted in a reduction of ₹ 2,279 in opening retained earnings, primarily relating to certain contract costs because these do not meet the criteria for recognition as costs to fulfil a contract.

On account of adoption of IFRS 15, unbilled revenues pertaining to fixed price development contracts of ₹ 15,038 as at March 31, 2019, has been considered as non-financial Contract assets, which are billable on completion of milestones specified in the contracts.

Unbilled revenues ₹ 22,880 which are billable based on passage of time has been classified as unbilled receivables.

The adoption of IFRS 15, did not have any material impact on the consolidated statement of income and earnings per share for year ended March 31, 2019.

A.	Contract Asset and Liabilities

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.

A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the company recognizes a receivable for revenues related to time and materials contracts or volume-based contracts. The Company present such receivables as part of unbilled receivables at their net estimated realizable value.

Contract liabilities: During the year ended March 31, 2019, the Company recognized revenue of ₹ 14,570 arising from opening unearned revenue as at April 1, 2018.

Contract assets: During the year ended March 31, 2019, ₹ 13,558 of unbilled revenue pertaining to fixed-price development contracts (balance as at April 1, 2018: ₹ 17,469), has been reclassified to trade receivables on completion of milestones.

Contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period.

B.	Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date which are, contracts invoiced on time and material basis and volume based. As at March 31, 2019, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, was ₹ 373,879 of which approximately 59% is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

C.	Disaggregation of Revenues

The table below presents disaggregated revenues from contracts with customers by business segment, customer location and contract-type. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

	IT Services								Products	ISRE	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
A. Revenue
Rendering of services	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	—	7,965	571,301
Sales of products	—	—	—	—	—	—	—	—	14,544	—	14,544

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845

B. Revenue by geography
India	3,868	2,295	1,006	1,690	1,392	1,534	3,095	14,880	8,154	7,965	30,999
Americas	98,428	57,204	59,262	22,739	54,679	21,541	7,694	321,547	2,112	—	323,659
Europe	46,856	7,591	17,636	29,795	16,441	18,211	7,420	143,950	2,240	—	146,190
Rest of World	24,364	6,852	10,893	18,105	3,596	4,869	14,280	82,959	2,038	—	84,997

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845

C. Revenue by nature of contract
Fixed price and volume based	89,378	53,462	50,425	51,799	47,055	31,843	19,847	343,809	—	6,176	349,985
Time and materials	84,138	20,480	38,372	20,530	29,053	14,312	12,642	219,527	—	1,789	221,316
Products	—	—	—	—	—	—	—	—	14,544	—	14,544

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845

IFRIC 22 — Foreign currency transactions and Advance consideration

The Company has applied IFRIC 22 prospectively effective April 1, 2018. The effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1 2018, and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 16 — Leases

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

The standard allows for two methods of transition: the full retrospective approach, requires entities to retrospectively apply the new standard to each prior reporting period presented and the entities need to adjust equity at the beginning of the earliest comparative period presented, or the modified retrospective approach, under which the date of initial application of the new leases standard, lessees recognize the cumulative effect of initial application as an adjustment to the opening balance of equity as at annual periods beginning on or after January 1, 2019.

The Company will adopt this standard using modified retrospective method effective April 1, 2019, and accordingly, the comparative for year ended March 31, 2018 and 2019, will not be retrospectively adjusted. The Company has elected certain available practical expedients on transition.

Based on assessment, the effect of adoption as on transition date would majorly result in recognizing a right-of-use assets and corresponding lease liabilities of approximately ₹ 13,266 and ₹ 15,867 respectively. There will be reclassification in the cash flow categories in the statement of cash flows.

IFRIC 23 — Uncertainty over Income Tax treatments

On June 7, 2017, the International Accounting Standards Board issued IFRIC 23 which clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The entity has to consider the probability of the relevant taxation authority accepting the tax treatment and the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates would depend upon the probability. The effective date for adoption of IFRIC 23 for annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company will apply IFRIC 23 prospectively from the effective date and the effect on adoption of IFRIC 23 on the consolidated financial statement is insignificant.

Amendment to IAS 12 — Income Taxes

In December 2017, the International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The effective date of these amendments is annual periods beginning on or after January 1, 2019, though earlier adoption is permitted. The Company does not plan to early adopt this amendment and is currently assessing the impact of this amendment on the Company’s consolidated financial statements.

Amendment to IAS 19 — Plan Amendment, Curtailment or Settlement

On 7 February 2018, the International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. These amendments are effective for annual reporting periods beginning on or after January 1, 2019, with early application permitted. The Company will apply the amendment to IAS 19 prospectively from the effective date and the effect on adoption of the amendment on the consolidated financial statement is insignificant.

Amendment to IFRS 3 — Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The Company is currently evaluating the impact of amendment to IFRS 3 on the Company’s consolidated financial statement.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		28		265		904		188		2		1,387
Additions		2		1,197		11,767		1,776		1,003		15,745
Acquisition through business combinations		—		13		4		11		1		29
Disposals		—		(190)		(7,302)		(872)		(294)		(8,658)
Assets reclassified as held for sale		(207)		(3,721)		(27,118)		(1,079)		(5)		(32,130)

As at March 31, 2018		3,637		25,145		87,222		15,772		1,139		132,915
Accumulated depreciation/ impairment:
As at April 1, 2017		—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		49		509		104		—		662
Depreciation		—		1,023		14,078		1,381		387		16,869
Disposals		—		(70)		(6,640)		(758)		(242)		(7,710)
Assets reclassified as held for sale				(1,539)		(19,627)		(712)		(4)		(21,882)

As at March 31, 2018		—		5,824		65,325		11,983		506		83,638
Capital work-in-progress											₹	15,680
Assets reclassified as held for sale												(514)

Net carrying value including Capital work-in-progress as at March 31, 2018											₹	64,443

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—		5,824		65,325		11,983		506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment **		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019		—		6,715		73,188		12,593		682		93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

*	Including net carrying value of computer equipment and software amounting to ₹ 17,765 and ₹ 16,375, as at March 31, 2018 and 2019, respectively.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to Nil, Nil and ₹ 1,480, for the year ended March 31, 2017, 2018 and 2019, respectively is included in Cost of revenues in the consolidated statement of income.

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2018		2019
Balance at the beginning of the year	₹	125,796	₹	117,584
Translation adjustment		2,970		4,529
Disposal (Refer Note 22)		—		(4,893)
Acquisition through business combination		1,172		—
Assets reclassified as held for sale		(12,354)		(240)

Balance at the end of the year	₹	117,584	₹	116,980

Acquisition through business combinations for the year ended March 31, 2018, includes goodwill recognized on four acquisitions. Also refer Note 6 to the consolidated financial statements.

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise. Goodwill as at March 31, 2018 and 2019 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

During the year ended March 31, 2019, the Company realigned its CGUs (also refer Note 30). Consequently, goodwill has been allocated to the new CGUs as at March 31, 2019 as follows:

CGUs	As at March 31, 2019
Banking Financial Services and Insurance (BFSI)	₹	17,713
Healthcare and Life Sciences (Health BU)		50,670
Consumer (CBU)		13,587
Energy, Natural Resources and Utilities (ENU)		15,203
Manufacturing (MFG)		8,991
Technology (TECH)		9,846
Communication (COMM)		970

	₹	116,980

Following table presents the allocation of goodwill to the CGUs for the year ended March 31, 2018:

CGUs	As at March 31, 2018
Banking Financial Services and Insurance (BFSI)	₹	17,475
Healthcare and Life Sciences (HLS)		49,085
Consumer (CBU)		14,776
Energy, Natural Resources and Utilities (ENU)		14,863
Manufacturing and Technology (MNT)		20,406
Communication (COMM)		979

	₹	117,584

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

Based on the above testing, no impairment was identified as at March 31, 2018 and 2019, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as at March 31, 2018 and 2019 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		493		103		596
Acquisition through business combinations		5,565		169		5,734

As at March 31, 2018	₹	26,586	₹	6,551	₹	33,137
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		14		11		25
Amortization and impairment *		2,985		1,129		4,114

As at March 31, 2018	₹	12,263	₹	2,761	₹	15,024

Net carrying value as at March 31, 2018	₹	14,323	₹	3,790	₹	18,113

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal (Refer Note 22)		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal (Refer Note 22)		(101)		(199)		(300)

As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762

*	includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 3,056, ₹ 643 and ₹ 838 for the year ended March 31, 2017, 2018 and 2019, respectively.

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

Acquisition through business combinations for the year ended March 31, 2018, primarily includes intangible assets recognized on four acquisitions. Also refer Note 6 to the Consolidated financial statements.

As at March 31, 2019, the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
Global oil and gas information technology practice of the Commercial Business Services, Business Unit of Science Applications International Corporation	1.25 – 2.25 years
Promax Application Group	3.25 years
Opus Capital Markets Consultants LLC	1.75 years
ATCO I-Tek	5.50 years
Designit AS	1.25 years
Cellent AG	1.75 – 3.75 years
Appirio Inc.	2.75 years
Other entities	1 – 13.25 years

6. Business combination

Summary of material acquisitions during the year ended March 31, 2017 is given below:

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc. (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.7 million).

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

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue for the Company would have been ₹ 559,575 and the profit after taxes would have been ₹ 85,424 for twelve months ended March 31, 2017. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Summary of material acquisitions during the year ended March 31, 2018 is given below:

During the year ended March 31, 2018, the Company has completed four business combinations (which individually and in aggregate are not material) for a total consideration of ₹ 6,924. These transactions include (a) an acquisition of IT service provider which is focused on Brazilian markets, (b) an acquisition of a design and business strategy consultancy firm based in United States, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

The following table presents the allocation of purchase price:

Description	Purchase price allocated
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739
Goodwill		1,185

Total purchase price	₹	6,924

The goodwill of ₹ 1,185 comprises value of acquired workforce and expected synergies arising from the acquisition. The goodwill was allocated among the reportable operating segments and is partially deductible for U.S. federal income tax purpose.

Net assets acquired include ₹ 58 of cash and cash equivalents and trade receivables valued at ₹ 215.

7. Investments

Investments consist of the followings:

	As at March 31,
	2018		2019
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	4,140	₹	6,916
Financial instruments at amortized cost
Inter corporate and term deposits *		3,528		—

	₹	7,668	₹	6,916
Current
Financial instruments at FVTOCI
Equity instruments	₹	1,545	₹	—
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds		46,438		13,960
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		176,234		185,048
Financial instruments at amortized cost
Inter corporate and term deposits *		24,877		21,708

	₹	249,094	₹	220,716

Total	₹	256,762	₹	227,632

* These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹ 463 (March 31, 2018: ₹ 453).

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2019. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2018	2019
Carrying amount of the Company’s interest in associates accounted for using the equity method	1,206	1,235

	For the year ended March 31,
	2018	2019
Company’s share of net profit /(loss) of associates accounted for using the equity method in consolidated statement of income	11	(43)

During the year ended March 31, 2018, the Company increased its investment in Drivestream Inc. from 19% to 43.7%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 and 2019, is ₹ 630 and ₹ 653 respectively.

During the year ended March 31, 2018, the Company invested in Denim Group LLC for 33.3% stake, a private entity that is not listed on any public exchange. The carrying value of the investment as at March 31, 2018 and 2019 is ₹ 576 and ₹ 582 respectively.

8. Trade receivables

	As at March 31,
	2018		2019
Trade receivables	₹	121,413	₹	119,686
Allowance for lifetime expected credit loss		(14,570)		(14,824)
Assets reclassified as held for sale		(1,407)		—

	₹	105,436	₹	104,862
Non-current		4,446		4,373
Current		100,990		100,489

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2018		2019
Balance at the beginning of the year	₹	9,108	₹	14,570
Additions during the year, net (Refer Note 21)		5,456		980
Charged against allowance		(29)		(772)
Translation adjustment		35		46

Balance at the end of the year	₹	14,570	₹	14,824

9. Inventories

Inventories consist of the following:

	As at March 31,
	2018		2019
Stores and spare parts	₹	769	₹	677
Finished goods and traded goods		2,601		3,274

	₹	3,370	₹	3,951

10. Cash and cash equivalents

Cash and cash equivalents as at March 31, 2017, 2018 and 2019, consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2017		2018		2019
Cash and bank balances	₹	27,808	₹	23,300	₹	41,966
Demand deposits with banks *		24,902		21,625		116,563

	₹	52,710	₹	44,925	₹	158,529

* These deposits can be withdrawn by the Company at any time without prior notice and any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2017		2018		2019
Cash and cash equivalents (as above)	₹	52,710	₹	44,925	₹	158,529
Bank overdrafts		(1,992)		(3,999)		(4)

	₹	50,718	₹	40,926	₹	158,525

11. Other assets

	As at March 31,
	2018		2019
Non-current
Financial asset
Security deposits	₹	1,197	₹	1,436
Other deposits		250		777
Interest receivables		—		1,139
Finance lease receivables		2,739		1,794

	₹	4,186	₹	5,146
Non-Financial asset
Prepaid expenses including rentals for leasehold land	₹	7,602	₹	6,323
Cost to obtain contract		—		4,212
Others		4,468		5,337
Assets reclassified as held for sale		(530)		—

	₹	11,540	₹	15,872

Other non-current assets	₹	15,726	₹	21,018

Current
Financial asset
Security deposits	₹	1,238	₹	1,050
Other deposits		59		33
Due from officers and employees		697		738
Finance lease receivables		2,271		1,618
Interest receivables		491		1,789
Others		2,673		9,383

	₹	7,429	₹	14,611

	As at March 31,
	2018		2019
Non-Financial asset
Prepaid expenses	₹	14,407	₹	12,148
Due from officers and employees		1,175		871
Advance to suppliers		1,819		3,247
Deferred contract costs		3,211		—
Balance with excise, customs and other authorities		3,886		5,543
Cost to obtain contract		—		1,170
Others		50		107
Assets reclassified as held for sale		(1,381)		—

	₹	23,167	₹	23,086

Other current assets	₹	30,596	₹	37,697

Total	₹	46,322	₹	58,715

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 7 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payment
	As at March 31,
	2018		2019		2018		2019
Not later than one year	₹	2,414	₹	1,742	₹	2,271	₹	1,618
Later than one year but not later than five years		2,890		1,813		2,739		1,752
Later than five years		—		44		—		42

Gross investment in lease		5,304		3,599		5,010		3,412
Less: Unearned finance income		(294)		(187)		—		—

Present value of minimum lease payment receivables	₹	5,010	₹	3,412	₹	5,010	₹	3,412

Non-current finance lease receivables						2,739		1,794
Current finance lease receivables						2,271		1,618

12. Loans, borrowings and bank overdrafts

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 79,598 and ₹ 68,085, as at March 31, 2018 and 2019, respectively. The principal source of borrowings from banks as at March 31, 2019 primarily consists of lines of credit of approximately ₹ 7,979 million, U.S. Dollar (U.S.$) 1,410 million, Canadian Dollar (CAD) 57 million, EURO 20 million and Indonesian Rupiah (IDR) 13,000 million from bankers for working capital requirements and other short-term needs. As at March 31, 2019, the Company has unutilized lines of credit aggregating U.S.$ 440 million, EURO 20 million, CAD 38 million, ₹ 7,957 million and IDR 13,000 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to LIBOR and a spread, determined based on market conditions.

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 44,022 and ₹ 40,470, as at March 31, 2018 and 2019, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2018, and 2019, an amount of ₹ 22,476, and ₹ 22,014, respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

	As at March 31, 2018			As at March 31, 2019
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured external commercial borrowing
U.S. Dollar	150		9,777	—		—	—	—
Unsecured loans
U.S. Dollar	625		40,715	382		26,395	3.01% - 3.81%	July 2021
Canadian Dollar (CAD)	72		3,660	52		2,701	1.48% - 3.26%	July 2021
Indian Rupee	—		366	—		162	8.29% - 9.35%	December 2021
Australian Dollar (AUD)	2		92	1		70	4.65%	January 2022
Great British Pound (GBP)	^		42	^		31	2.93%	February 2022
Euro	^		24	^		19	2.98%	December 2020
Brazilian Real (BRL)	1		12	^		2	14.04%	May 2019

		₹	54,688		₹	29,380

Obligations under finance leases			5,442			2,002
Liabilities directly associated with assets held for sale			(1,469)			—

			3,973			2,002

		₹	58,661		₹	31,382

Non-current portion of long term loans and borrowings			45,268			28,368
Current portion of long term loans and borrowings			13,393			3,014
^ Value is less than 1

Changes in financing liabilities arising from cash and non-cash changes:

					Non-cash changes
	April 1, 2017		Cash flow		Assets taken on financial lease		Foreign exchange movements		Less: Liabilities directly associated with assets held for sale		March 31, 2018
Borrowings from banks	₹	120,911	₹	(6,661)	₹	—	₹	5,439		—	₹	119,689
Bank overdrafts		1,992		2,007		—		—		—		3,999
External commercial borrowings		9,728		—		—		49		—		9,777
Obligations under finance leases		8,280		(3,627)		766		23		(1,469)		3,973
Loans from other than bank		1,501		(695)		—		15		—		821

	₹	142,412	₹	(8,976)	₹	766	₹	5,526	₹	(1,469)	₹	138,259

							Non-cash changes
			April 1, 2018		Cash flow		Assets taken on financial lease		Foreign exchange movements		March 31, 2019
Borrowings from banks			₹	119,689	₹	(26,228)	₹	—	₹	3,518	₹	96,979
Bank overdrafts				3,999		(3,995)		—		—		4
External commercial borrowings				9,777		(10,064)		—		287		—
Obligations under finance leases				3,973		(2,234)		14		249		2,002
Loans from other than bank				821		(352)		—		13		482

			₹	138,259	₹	(42,873)	₹	14	₹	4,067	₹	99,467

The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As at March 31, 2018 and 2019, the Company has met all the covenants under these arrangements.

Obligations under finance leases amounting to ₹ 5,442 and ₹ 2,002 as at March 31, 2018 and 2019, respectively, are secured by underlying property, plant and equipment.

Interest expense on borrowings was ₹ 1,916, ₹ 3,045 and ₹ 4,058 for the year ended March 31, 2017, 2018 and 2019, respectively.

Finance lease payables consist of liabilities that are taken on lease for a contract term ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease payables are given below:

	Minimum lease payments				Present value of minimum lease payment
	As at March 31,
	2018		2019		2018		2019
Not later than one year	₹	3,838	₹	1,555	₹	3,720	₹	1,506
Later than one year but not later than five years		1,784		506		1,722		496
Later than five years		—				—

Total minimum lease payments		5,622		2,061		5,442		2,002
Less: Amounts representing interest		(180)		(59)		—		—

Present value of minimum lease payment payables	₹	5,442	₹	2,002	₹	5,442	₹	2,002
Liabilities directly associated with assets held for sale		(1,469)		—		(1,469)		—

Obligation under finance lease	₹	3,973	₹	2,002	₹	3,973	₹	2,002

Non-current finance lease payables						1,722		496
Current finance lease payables						2,251		1,506

13. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the followings:

	As at March 31,
	2018		2019
Trade payables	₹	24,406	₹	28,527
Accrued expenses		45,632		59,777
Liabilities directly associated with assets held for sale		(1,909)		—

	₹	68,129	₹	88,304

14. Other liabilities and provisions

	As at March 31,
Other liabilities	2018		2019
Non-current
Financial liabilities
Deposits and others	₹	7	₹	—

	₹	7	₹	—
Non-Financial liabilities
Employee benefits obligations	₹	1,791	₹	2,083
Others		2,440		3,175
Liabilities directly associated with assets held for sale		(8)		—

	₹	4,223	₹	5,258

Other non-current liabilities	₹	4,230	₹	5,258

Current
Financial liabilities
Deposits and others	₹	1,050	₹	644

	₹	1,050	₹	644
Non-Financial liabilities
Statutory and other liabilities	₹	4,263	₹	5,430
Employee benefits obligations		8,537		10,065
Advance from customers		1,901		1,361
Others		1,139		1,190
Liabilities directly associated with assets held for sale		(277)		—

	₹	15,563	₹	18,046

Other current liabilities	₹	16,613	₹	18,690

Total	₹	20,843	₹	23,948

	As at March 31,
Provisions	2018		2019
Non-current
Provision for warranty	₹	3	₹	2

	₹	3	₹	2
Current
Provision for warranty	₹	290	₹	275
Others		506		363

	₹	796	₹	638

	₹	799	₹	640

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

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2018						Year ended March 31, 2019
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	₹	440	₹	834	₹	1,274	₹	293	₹	506	₹	799
Additional provision during the year		317		7		324		295		13		308
Provision used during the year		(464)		(335)		(799)		(311)		(156)		(467)

Balance at the end of the year	₹	293	₹	506	₹	799	₹	277	₹	363	₹	640

15. Financial instruments

Financial assets and liabilities (carrying value / fair value)

	As at March 31,
	2018		2019
Assets:
Cash and cash equivalents	₹	44,925	₹	158,529
Investments
Financial instrument at FVTPL		46,438		13,960
Financial instrument at FVTOCI		181,919		191,964
Financial instrument at Amortized cost		28,405		21,708
Other financial assets
Trade receivables		105,436		104,862
Unbilled receivables *		42,486		22,880
Other assets		11,615		19,757
Derivative assets		1,273		5,104

	₹	462,497	₹	538,764

Liabilities:
Trade payables and other payables
Trade payables and accrued expenses	₹	68,129	₹	88,304
Other liabilities		1,057		644
Loans, borrowings and bank overdrafts		138,259		99,467
Derivative liabilities		2,217		1,310

	₹	209,662	₹	189,725

*

On account of adoption of IFRS 15, unbilled revenues pertaining to fixed price development contracts of ₹ 15,038, as at March 31, 2019, has been considered as non-financial Contract assets, which are billable upon completion of milestones specified in the contracts.

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized other financial assets presented in the balance sheet
As at March 31, 2018	165,985	(6,448)	159,537
As at March 31, 2019	154,129	(6,630)	147,499

	Financial liabilities
	Gross amounts of recognized trade payables and other payables	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized trade payables and other payables presented in the balance sheet
As at March 31, 2018	75,634	(6,448)	69,186
As at March 31, 2019	95,578	(6,630)	88,948

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2019 and 2018, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2018				As at March 31, 2019
	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	1,139	—	1,139	—	3,149	—	3,149	—
Others	134	—	134	—	1,955	—	1,955	—
Investments:
Investment in liquid and short-term mutual funds	46,438	46,438	—	—	13,960	13,960	—	—
Investment in equity instruments	5,685	—	—	5,685	6,916	—	248	6,668
Commercial paper, Certificate of deposits and bonds	176,234	1,951	174,283	—	185,048	6,865	178,183

Liabilities
Derivative instruments:
Cash flow hedges	(1,276)	—	(1,276)	—	(130)	—	(130)	—
Others	(941)	—	(941)	—	(1,180)	—	(1,180)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	Investment in equity instruments		Derivative Assets- others		Liabilities- Contingent consideration
Balance as at April 1, 2017	₹	5,303	₹	426	₹	(339)
Additions		1,851		—		—
Payouts		—		—		164
Transferred to Investments accounted for using the equity method		(357)		—		—
Gain/loss recognized in consolidated statement of income		—		(426)		167
Gain/loss recognized in foreign currency translation reserve		53		—		(32)
Gain/loss recognized in other comprehensive income		(1,165)		—		—
Finance expense recognized in consolidated statement of income		—		—		40

Balance as at March 31, 2018	₹	5,685	₹	—	₹	—

Balance as at April 1, 2018	₹	5,685	₹	—	₹	—
Additions		2,869		—		—
Transfers out of level 3		(647)		—		—
Disposal		(1,341)		—		—
Gain/loss recognized in foreign currency translation reserve		203		—		—
Gain/loss recognized in other comprehensive income		(101)		—		—

Balance as at March 31, 2019	₹	6,668	₹	—		—

Description of significant unobservable inputs to valuation:

As at March 31, 2019
Items	Valuation technique	Significant unobservable input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity	Discounted	Long term growth rate	0.5%	201	(187)
Investments	cash flow model	Discount rate	0.5%	(243)	256

As at March 31, 2018
Items	Valuation technique	Significant unobservable input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity	Third party quote	Revenue achievement	1.0%	18	(18)
investments*

* Carrying value ₹ 1,545 as of March 31, 2018.

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at March 31,
	2018				2019
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell : Forward contracts	USD	904	₹	951	USD	333	₹	1,410
	€	134	₹	(531)	€	—		—
	£	147	₹	(667)	£	—		—
	AUD	77	₹	29	AUD	97	₹	15

Range forward options contracts	USD	182	₹	5	USD	1,067	₹	1,149
	£	13	₹	5	£	191	₹	68
	€	10	₹	2	€	153	₹	349
	AUD	—		—	AUD	56	₹	39

Interest rate swaps	USD	75	₹	(7)	USD	75	₹	(11)

Non-designated derivatives instruments
Sell : Forward contracts	USD	939	₹	(360)	USD	1,182	₹	1,359
	€	58	₹	6	€	32	₹	55
	£	95	₹	(56)	£	1	₹	(1)
	AUD	77	₹	68	AUD	82	₹	28
	SGD	6	₹	(1)	SGD	11	₹	1
	ZAR	132	₹	(16)	ZAR	56	₹	14
	CAD	14	₹	32	CAD	56	₹	40
	SAR	62		—	SAR	123		(1)
	AED	8		—	AED	9		^
	PLN	36	₹	12	PLN	38	₹	15
	CHF	6	₹	3	CHF	10		^
	QAR	11	₹	(3)	QAR	3	₹	(1)
	TRY	10	₹	8	TRY	28	₹	12
	MXN	61	₹	(6)	MXN	—		—
	NOK	34	₹	3	NOK	29	₹	4
	OMR	3	₹	(1)	OMR	1	₹	(1)
					SEK	35	₹	5

Range forward options contracts	USD	50	₹	(6)	USD	150	₹	161
	€	—		—	€	31	₹	12
	£	20	₹	(2)	£	71	₹	57

Buy : Forward contracts	USD	575	₹	(417)	USD	730	₹	(971)
	JPY	399	₹	6	JPY	154		^
	MXN	—		—	MXN	9		^
	DKK	9	₹	(1)	DKK	75	₹	(13)

			₹	(944)			₹	3,794

^ Value is less than ₹ 1

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2018		2019
Balance as at the beginning of the year	₹	7,325	₹	(143)

Deferred cancellation gain/ (loss), net		(6)		6
Changes in fair value of effective portion of derivatives		(12)		1,069
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions		(7,450)		2,087

Gain/(loss) on cash flow hedging derivatives, net	₹	(7,468)	₹	3,162

Balance as at the end of the year		(143)		3,019
Deferred tax thereon		29		(604)

Balance as at the end of the year, net of deferred tax	₹	(114)	₹	2,415

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2019 are expected to occur and be reclassified to the consolidated statement of income over a period of two years.

As at March 31, 2018 and 2019 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2018 and 2019 is not material.

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

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.

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

As at March 31, 2018, and 2019 respectively, a ₹ 1 increase/decrease in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 1,500 (consolidated statement of income ₹ 414 and other comprehensive income ₹ 1,086) and ₹ 2,002 (consolidated statement of income ₹ 602 and other comprehensive income ₹ 1,400) respectively decrease/increase in the fair value of foreign currency dollar denominated derivative instruments.

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2018 and 2019:

	As at March 31, 2018
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	32,948	₹	7,273	₹	6,585	₹	3,459	₹	990	₹	3,651	₹	54,906
Unbilled revenues		13,893		2,571		5,189		2,094		338		1,609		25,694
Cash and cash equivalent		9,144		3,791		1,685		786		34		2,241		17,681
Other assets		13,796		1,993		4,061		1,164		940		4,459		26,413
Loans, borrowings and bank overdrafts		(49,257)		(41)		(37)		(165)		—		(137)		(49,637)
Trade payables accrued expenses and other liabilities		(23,561)		(3,962)		(5,958)		(1,516)		(652)		(2,942)		(38,591)

Net assets/ (liabilities)	₹	(3,037)	₹	11,625	₹	11,525	₹	5,822	₹	1,650	₹	8,881	₹	36,466

	As at March 31, 2019
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	39,896	₹	8,030	₹	5,212	₹	3,542	₹	1,528	₹	3,880	₹	62,088
Unbilled receivables		8,038		1,609		3,146		1,225		204		743		14,965
Contract assets		4,706		1,445		2,270		836		150		598		10,005
Cash and cash equivalent		21,997		2,884		1,573		1,003		1,928		2,204		31,589
Other assets		8,553		1,173		4,056		1,038		1,033		4,544		20,397
Loans, borrowings and bank overdrafts		(50,516)		(20)		(21)		(33)		—		(21)		(50,611)
Trade payables accrued expenses and other liabilities		(27,202)		(5,779)		(4,646)		(1,526)		(806)		(2,787)		(42,746)

Net assets/ (liabilities)	₹	5,472	₹	9,342	₹	11,590	₹	6,085	₹	4,037	₹	9,161	₹	45,687

#	Other currencies reflect currencies such as Saudi Riyal, Singapore Dollars, Danish Krone, etc.

As at March 31, 2018 and 2019, respectively, every 1% increase/decrease of the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 365 and ₹ 457, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2019, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 866.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2018 and 2019, respectively, or revenues for the year ended March 31, 2017, 2018 and 2019, respectively. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As at March 31, 2019, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2018
	Carrying value		Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans, borrowings and bank overdrafts	₹	138,259	₹	95,466	₹	18,997	₹	28,190	₹	6	₹	142,659
Trade payables and accrued expenses		68,129		68,129		—		—		—		68,129
Derivative liabilities		2,217		2,210		7		—		—		2,217
Other liabilities		1,057		1,050		7		—		—		1,057

	As at March 31, 2019
	Carrying value		Less than 1 year		1-2 years		2-4 years		4-7 years		Total
Loans, borrowings and bank overdrafts	₹	99,467	₹	73,559	₹	24,887	₹	4,309	₹	—	₹	102,755
Trade payables and accrued expenses		88,304		88,304		—		—		—		88,304
Derivative liabilities		1,310		1,310		—		—		—		1,310
Other liabilities		644		644		—		—		—		644

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2018		2019
Cash and cash equivalent	₹	44,925	₹	158,529
Investment		249,094		220,716
Loans and borrowings		(138,259)		(99,467)

	₹	155,760	₹	279,778

16. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2018		2019
Balance at the beginning of the year	₹	13,107	₹	16,618
Translation difference related to foreign operations, net		3,560		3,129
Reclassification of foreign currency translation differences to profit and loss on sale of hosted Data center services business		—		(4,131)
Reclassification of foreign currency translation differences to profit and loss on sale of Workday and Cornerstone OnDemand business		—		(79)
Change in effective portion of hedges of net investment in foreign operations		(49)		(287)

Total change during the year		3,511		(1,368)

Balance at the end of the year	₹	16,618	₹	15,250

17. Income taxes

Income tax expenses has been allocated as follows:

	Year ended March 31,
	2017		2018		2019
Income tax expense as per the consolidated statement of income	₹	25,213	₹	22,390	₹	25,242
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		594		(644)		(65)
Gains/(losses) on cash flow hedging derivatives		962		(1,448)		633
Defined benefit plan actuarial gains/(losses)		43		255		47

	₹	26,812	₹	20,553	₹	25,857

Income tax expenses consists of the following:

	Year ended March 31,
	2017		2018		2019
Current taxes
Domestic	₹	21,089	₹	18,500	₹	17,987
Foreign		5,412		7,834		5,663

		26,501		26,334		23,650
Deferred taxes
Domestic		(63)		3		(180)
Foreign		(1,225)		(3,947)		1,772

		(1,288)		(3,944)		1,592

	₹	25,213	₹	22,390	₹	25,242

Income tax expenses are net of reversal of provisions pertaining to earlier periods, amounting to ₹ 593, ₹ 380 and ₹ 2,267 for the year ended March 31, 2017, 2018 and 2019, respectively.

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2017		2018		2019
Profit before taxes	₹	110,356	₹	102,474	₹	115,415
Enacted income tax rate in India		34.61%		34.61%		34.94%

Computed expected tax expense		38,194		35,466		40,326
Effect off:
Income exempt from tax		(12,684)		(12,878)		(18,469)
Basis differences that will reverse during a tax holiday period		(274)		167		(796)
Income taxed at higher/ (lower) rates		(1,105)		(111)		(1,002)
Reversal of deferred tax for past years due to rate reduction *		—		(1,563)		—
Taxes related to prior years		(593)		(380)		(2,267)
Changes in unrecognized deferred tax assets		40		239		3,972
Expenses disallowed for tax purpose		1,787		1,431		3,503
Others, net		(152)		19		(25)

Income tax expense	₹	25,213	₹	22,390	₹	25,242

Effective income tax rate		22.85%		21.85%		21.87%

*

The “Tax Cuts and Jobs Act,” was signed into law on December 22, 2017 (‘US tax reforms’) which among other things, makes significant changes to the rules applicable to the taxation of corporations, such as changing the corporate tax rate from 35% to 21% rate effective January 1, 2018. For the year ended March 2018, the Company took a positive impact of ₹ 1,563 on account of re-statement of deferred tax items pursuant to US tax reforms.

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2018		2019
Carry forward losses *	₹	5,694	₹	3,149
Trade payables, accrued expenses and other liabilities		3,107		3,713
Allowances for lifetime expected credit loss		4,499		4,521
Minimum alternate tax		74		—
Cash flow hedges		29		—
Others		—		318

		13,403		11,701

Property, plant and equipment		(2,166)		(1,840)
Amortizable goodwill		(1,810)		(1,899)
Intangible assets		(3,190)		(2,295)
Interest on bonds and fair value movement of investments		(1,712)		(1,455)
Cash flow hedges		—		(604)
Contract liabilities		(273)		(289)
Others		(403)		(1,132)

		(9,554)		(9,514)

Net deferred tax assets / (liabilities)	₹	3,849	₹	2,187
Amounts presented in statement of financial position:
Deferred tax assets	₹	6,908	₹	5,604
Deferred tax liabilities	₹	(3,059)	₹	(3,417)

*	Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2017	As at April 1, 2016	Credit/(charge) in the consolidated statement of income	Credit/(charge) in the Other comprehensive income	On account of business combination	As at March 31, 2017
Carry forward losses	5,250	825	(562)	—	5,513
Trade payables, accrued expenses and other liabilities	3,270	(44)	(75)	—	3,151
Allowances for lifetime expected credit loss	3,039	(77)	(7)	—	2,955
Minimum alternate tax	1,457	63	—	—	1,520
Property, plant and equipment	(4,262)	(249)	358	—	(4,153)
Amortizable goodwill	(3,963)	(401)	307	—	(4,057)
Intangible assets	(4,665)	2,639	279	(2,764)	(4,511)
Interest on bonds and fair value movement of investments	(814)	(837)	(594)	—	(2,245)
Cash flow hedges	(458)	—	(961)	—	(1,419)
Contract liabilities	(4)	(192)	13	—	(183)
Others	328	(439)	24	—	(87)

Total	(822)	1,288	(1,218)	(2,764)	(3,516)

Movement during the year ended March 31, 2018	As at April 1, 2017	Credit/ (charge) in the consolidated statement of income	Credit/(charge) in the Other comprehensive income	On account of business combination	Assets held for sale	As at March 31, 2018
Carry forward losses	5,513	133	48	—	—	5,694
Trade payables, accrued expenses and other liabilities	3,151	243	(246)	—	(41)	3,107
Allowances for lifetime expected credit loss	2,955	1,564	2	—	(22)	4,499
Minimum alternate tax	1,520	(1,446)	—	—	—	74
Property, plant and equipment	(4,153)	912	(75)	—	1,150	(2,166)
Amortizable goodwill	(4,057)	1,522	(53)	—	778	(1,810)
Intangible assets	(4,511)	1,546	(112)	(113)	—	(3,190)
Interest on bonds and fair value movement of investments	(2,245)	(112)	645	—	—	(1,712)
Cash flow hedges	(1,419)	—	1,448	—	—	29
Contract liabilities	(183)	(35)	(9)	—	(46)	(273)
Others	(87)	(383)	(75)	—	142	(403)

Total	(3,516)	3,944	1,573	(113)	1,961	3,849

Movement during the year ended March 31, 2019	As at April 1, 2018	Credit/(charge) in the consolidated statement of income	Credit/(charge) in the Other comprehensive income	Others (Note 32)	As at March 31, 2019
Carry forward losses	5,694	(2,879)	334	—	3,149
Trade payables, accrued expenses and other liabilities	3,107	295	(22)	333	3,713
Allowances for lifetime expected credit loss	4,499	9	2	11	4,521
Minimum alternate tax	74	(74)	—	—	—
Property, plant and equipment	(2,166)	219	(94)	201	(1,840)
Amortizable goodwill	(1,810)	16	(105)	—	(1,899)
Intangible assets	(3,190)	1,076	(181)	—	(2,295)
Interest on bonds and fair value movement of investments	(1,712)	186	71	—	(1,455)
Cash flow hedges	29	—	(633)	—	(604)
Contract liabilities	(273)	(1)	(15)	—	(289)
Others	(403)	(439)	27	1	(814)

Total	3,849	(1,592)	(616)	546	2,187

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

Deferred tax asset amounting to ₹ 3,756 and ₹ 6,769 as at March 31, 2018 and 2019, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 14,510 and ₹ 24,355 as at March 31, 2018 and 2019, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, ₹ 6,223 and ₹ 8,191 as at March 31, 2018 and 2019, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately₹ 8,287 and ₹ 16,164 as at March 31, 2018 and 2019, respectively, expires in various years through fiscal 2038.

The Company has recognized deferred tax assets of ₹ 5,694 and ₹ 3,149 primarily in respect of carry forward losses of its various subsidiaries as at March 31, 2018 and 2019, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

The Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of ₹ 74 and Nil has been recognized in the statement of consolidated financial position as at March 31, 2018 and 2019, respectively.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units designated in special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2032-33. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 11,958, ₹ 11,635 and ₹ 15,390 for the years ended March 31, 2017, 2018 and 2019, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2017, 2018 and 2019 was ₹ 1.85, ₹ 1.84 and ₹ 2.56, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹ 51,432 and ₹ 52,488 as at March 31, 2018 and 2019, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

18. Dividends, Bonus and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 3, ₹ 1 and ₹ 1, during the years ended March 31, 2017, 2018 and 2019, respectively, including an interim dividend of ₹ 2, ₹ 1 and ₹ 1 for the year ended March 31, 2017, 2018 and 2019, respectively.

During the year ended March 31, 2018, the bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 03, 2017 through Postal Ballot /e-voting. For this purpose, June 14, 2017, was fixed as the record date. Consequently, on June 15, 2017, the Company allotted 2,433,074,327 shares and ₹ 4,866 (representing par value of ₹ 2 per share) has been transferred from retained earnings to share capital.

During the year ended March 31, 2019, the bonus issue in the proportion of 1:3 i.e.1 (One) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on February 22, 2019, through Postal Ballot /e-voting. Subsequently, on March 8, 2019, the Company allotted 1,508,469,180 equity shares to shareholders who held equity shares as on the record date of March 7, 2019 and ₹ 3,016 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium reserve and retained earnings to the share capital.

During the year ended March 31, 2018, the Company has concluded the buyback of 343,750,000 equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the securities premium reserve and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, share capital has reduced by ₹ 687.

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

The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as at March 31, 2018 and 2019 was as follows:

	As at March 31,
	2018		2019		% Change
Equity attributable to the equity shareholders of the Company	₹	482,936	₹	568,116	17.64%

As percentage of total capital		78%		85%
Current loans, borrowings and bank overdrafts		92,991		71,099
Long-term loans and borrowings		45,268		28,368

Total loans, borrowings and bank overdrafts	₹	138,259	₹	99,467	-28.06%
As percentage of total capital		22%		15%

Total capital (loans, borrowings and bank overdrafts and equity)	₹	621,195	₹	667,583	7.47%

Loans and borrowings represent 22 % and 15% of total capital as at March 31, 2018 and 2019, respectively. The Company is not subjected to any externally imposed capital requirements.

20. Revenue

	Year ended March 31,
	2017		2018		2019
Rendering of services	₹	522,061	₹	524,543	₹	571,301
Sales of products		28,341		20,328		14,544

	₹	550,402	₹	544,871	₹	585,845

21. Expenses by nature

	Year ended March 31,
	2017		2018		2019
Employee compensation	₹	268,081	₹	272,223	₹	299,774
Sub-contracting/ technical fees		82,747		84,437		94,725
Cost of hardware and software		27,216		18,985		13,567
Travel		20,147		17,399		17,768
Facility expenses		19,297		21,044		22,213
Depreciation, amortization and impairment *		23,107		21,124		19,474
Communication		5,370		5,353		4,561
Legal and professional fees		4,957		4,690		4,361
Rates, taxes and insurance		2,261		2,400		1,621
Marketing and brand building		2,936		3,140		2,714
Lifetime expected credit loss and provision for deferred contract cost **		2,427		6,565		980
Miscellaneous expenses ***		5,836		4,705		11,736

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	464,382	₹	462,065	₹	493,494

*

Depreciation, amortization and impairment includes impairment on certain software platform and intangible assets recognized on acquisitions, amounting to ₹ 3,056, ₹ 643, ₹ 2,318, for the year ended March 31, 2017, 2018 and 2019, respectively.

**

Consequent to insolvency of two of our customers, the Company has recognized provision of ₹ 4,612 for impairment of receivables and deferred contract cost. ₹ 416 and ₹ 4,196 of these provisions have been included in cost of revenue and General and administrative expenses, respectively for the year ended March 31, 2018.

***	Miscellaneous expenses for the year ended March 31, 2019, includes an amount of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.

22. Other operating income

Sale of hosted data center services business: During the year ended March 31, 2019, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration is ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

The assets and liabilities associated with these transactions were classified as assets held for sale and liabilities directly associated with assets held for sale amounting to ₹ 27,201 and ₹ 6,212 respectively as at March 31, 2018.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company has concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		5,475
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

Assets pertaining to Portugal, France, Sweden are classified as assets held for sale ₹ 240 as at March 31, 2019, which was concluded in May 31, 2019.

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

23. Finance expense

	Year ended March 31,
	2017		2018		2019
Interest expense	₹	2,675	₹	3,451	₹	5,616
Exchange fluctuation on foreign currency borrowings, net		3,267		2,379		1,759

	₹	5,942	₹	5,830	₹	7,375

24. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2017		2018		2019
Interest income	₹	18,066	₹	17,806	₹	20,261
Dividend income		311		609		361
Net gain from investments classified as FVTPL		3,822		5,410		1,990
Net gain from investments classified as FVOCI		220		174		311

Finance and other income	₹	22,419	₹	23,999	₹	22,923
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL		6,975		(107)		1,251
Other Foreign exchange gains/(losses), net		(3,198)		1,595		1,964

Foreign exchange gains/(losses), net	₹	3,777	₹	1,488	₹	3,215

	₹	26,196	₹	25,487	₹	26,138

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

	Year ended March 31,
	2017		2018		2019
Profit attributable to equity holders of the Company	₹	84,895	₹	80,081	₹	90,031
Weighted average number of equity shares outstanding		6,476,108,013		6,333,391,200		6,007,376,837

Basic earnings per share	₹	13.11	₹	12.64	₹	14.99

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

	Year ended March 31,
	2017		2018		2019
Profit attributable to equity holders of the Company	₹	84,895	₹	80,081	₹	90,031
Weighted average number of equity shares outstanding		6,476,108,013		6,333,391,200		6,007,376,837
Effect of dilutive equivalent share options		19,021,504		11,091,433		14,927,530

Weighted average number of equity shares for diluted earnings per share		6,495,129,517		6,344,482,633		6,022,304,367

Diluted earnings per share	₹	13.07	₹	12.62	₹	14.95

Earnings per share and number of share outstanding for the year ended March 31, 2017 and 2018, have been proportionately adjusted for the bonus issue in the ratio of 1:3 i.e.1 (One) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders). Refer Note 18.

26. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2017, 2018 and 2019, were ₹ 1,742, ₹ 1,347 and ₹ 1,938, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 13,728,607, 23,097,216 and 27,353,853 treasury shares as at March 31, 2017, 2018 and 2019, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of Options reserved under the plan	Range of Exercise Price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) *	59,797,979	US $	0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) *	59,797,979	₹	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) *	49,831,651	₹	2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 **	39,546,197	₹	2
Wipro Employee Stock Option plan 2000 (2000 plan) ***	747,474,747	₹	171 - 490

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

* The maximum contractual term for these Stock Option Plans and Restricted Stock Unit Option Plans is perpetual until the options are available for grant under the plan.

** The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.

*** The maximum contractual term for these Stock Option Plans is up to July 26, 2020 until the options are available for grant under the plan.

The activity in these stock option plans and restricted stock unit option plan is summarized below:

			Year ended March 31,
			2017			2018			2019
Particulars	Range of exercise price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price
Outstanding at the	₹	480.20	20,181	₹	480.20	20,181	₹	480.20	—	₹	480.20
beginning of	₹	2	7,254,326	₹	2	7,952,083	₹	2	13,543,997	₹	2
the year	US $	0.03	3,747,430	US $	0.03	5,288,783	US $	0.03	10,199,054	US $	0.03

Bonus on	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
outstanding	₹	2	—	₹	2	6,968,406	₹	2	4,773,755	₹	2
Refer Note 18	US $	0.03	—	US $	0.03	4,077,070	US $	0.03	3,957,434	US $	0.03

Granted*	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	2,398,000	₹	2	4,612,400	₹	2	4,607,000	₹	2
	US $	0.03	2,379,500	US $	0.03	3,897,000	US $	0.03	4,849,000	US $	0.03

Exercised	₹	480.20	—	₹	480.20	(20,181)	₹	480.20	—	₹	480.20
	₹	2	(1,113,775)	₹	2	(5,325,217)	₹	2	(2,739,097)	₹	2
	US $	0.03	(174,717)	US $	0.03	(2,565,976)	US $	0.03	(1,541,803)	US $	0.03

Forfeited and	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
expired	₹	2	(586,468)	₹	2	(663,675)	₹	2	(2,578,192)	₹	2
	US $	0.03	(663,430)	US $	0.03	(497,823)	US $	0.03	(3,016,895)	US $	0.03

Outstanding at the	₹	480.20	20,181	₹	480.20	—	₹	480.20	—	₹	480.20
end of the year	₹	2	7,952,083	₹	2	13,543,997	₹	2	17,607,463	₹	2
	US $	0.03	5,288,783	US $	0.03	10,199,054	US $	0.03	14,446,790	US $	0.03

Exercisable at the	₹	480.20	20,181	₹	480.20	—	₹	480.20	—	₹	480.20
end of the year	₹	2	698,320	₹	2	1,875,994	₹	2	1,300,781	₹	2
	US $	0.03	141,342	US $	0.03	789,962	US $	0.03	948,877	US $	0.03

The following table summarizes information about outstanding stock options and restricted stock unit option plan :

	Year ended March 31,
	2017				2018				2019
Range of exercise price	Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price
₹ 480.20	20,181	—	₹	480.20	—	—	₹	480.20	—	—	₹	480.20
₹ 2	7,952,083	19	₹	2	13,543,997	27	₹	2	17,607,463	24	₹	2
US $ 0.03	5,288,783	24	US $	0.03	10,199,054	28	US $	0.03	14,446,790	26	US $	0.03

The weighted-average grant-date fair value of options granted during the year ended March 31, 2017, 2018 and 2019 was ₹ 569.52, ₹ 337.74 and ₹ 349.81 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2017, 2018 and 2019 was ₹ 536.80, ₹ 303.44 and ₹ 325.85 for each option, respectively.

* Includes 79,000, 1,097,600 and 1,567,000 Performance based stock options (RSU) during the year ended March 31, 2017, 2018 and 2019, respectively. 188,000, 1,113,600 and 1,673,000 Performance based stock options (ADS) during the year ended March 31, 2017, 2018 and 2019, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

27. Employee benefits

a) Employee costs includes

	Year ended March 31,
	2017		2018		2019
Salaries and bonus	₹	258,207	₹	261,981	₹	289,005
Employee benefits plans
Gratuity and other defined benefit plans		1,095		1,532		1,459
Defined contribution plans		7,037		7,363		7,372
Share based compensation		1,742		1,347		1,938

	₹	268,081	₹	272,223	₹	299,774

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2017		2018		2019
Cost of revenues	₹	226,595	₹	228,937	₹	251,818
Selling and marketing expenses		26,051		28,070		30,972
General and administrative expenses		15,435		15,216		16,984

	₹	268,081	₹	272,223	₹	299,774

Defined benefit plan actuarial (gains)/ losses recognized in other comprehensive income include:

	Year ended March 31,
	2017	2018	2019
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income	₹ (189)	₹ (18)	₹ (49)
Actuarial loss/ (gain) arising from financial assumptions	363	(296)	73
Actuarial loss/ (gain) arising from demographic assumptions	(73)	(54)	(40)
Actuarial loss/ (gain) arising from experience adjustments	(313)	(454)	(266)

	₹ (212)	₹ (822)	₹ (282)

b) Defined benefit plans

Defined benefit plans include gratuity for employees drawing salary in Indian rupees and certain benefits plans in foreign jurisdictions

Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2017		2018		2019
Current service cost	₹	1,130	₹	1,525	₹	1,434
Net interest on net defined benefit liability/(asset)		(35)		7		25

Net gratuity cost/(benefit)		1,095		1,532		1,459

Actual return on plan assets	₹	692	₹	501	₹	607

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2018		2019
Defined benefit obligation at the beginning of the year	₹	8,270	₹	8,654
Acquisitions (Note 32)		38		1,094
Current service cost		1,525		1,434
Interest on obligation		490		583
Benefits paid		(865)		(1,047)
Remeasurement loss/(gains)
Actuarial loss/(gain) arising from financial assumptions		(296)		73
Actuarial loss/(gain) arising from demographic assumptions		(54)		(40)
Actuarial loss/(gain) arising from experience adjustments		(454)		(266)

Defined benefit obligation at the end of the year	₹	8,654	₹	10,485

Change in plan assets is summarized below:

	As at March 31,
	2018		2019
Fair value of plan assets at the beginning of the year	₹	7,919	₹	8,507
Acquisitions (Note 32)		28		109
Expected return on plan assets		483		558
Employer contributions		59		254
Benefits paid		—		(34)
Remeasurement (loss)/gains
Return on plan assets excluding interest income		18		49

Fair value of plan assets at the end of the year	₹	8,507	₹	9,443

Present value of unfunded obligation	₹	(147)	₹	(1,042)

Recognized asset/(liability)	₹	(147)	₹	(1,042)

As at March 31, 2018 and 2019, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2018	2019
Discount rate	6.30%	6.05%
Expected return on plan assets	6.30%	6.05%
Expected rate of salary increase	6.89%	6.80%
Duration of defined benefit obligations	8 years	8 years

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2020	₹	1,331

Estimated benefit payments from the fund for the year ending March 31:
2020	₹	1,686
2021		1,203
2022		1,171
2023		1,150
2024		1,133
Thereafter		7,552

Total	₹	13,895

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2019.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As at March 31, 2019, every 0.5 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (405) and ₹ 435 respectively (March 31, 2018: ₹ (320) and ₹ 341 respectively).

As at March 31, 2019, every 0.5 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 245 and ₹ (229) respectively (March 31, 2018: ₹ 184 and ₹ (173) respectively).

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2018		2019
Fair value of plan assets	₹	46,016	₹	53,015
Present value of defined benefit obligation		(46,016)		(53,015)

Net (shortfall)/ excess	₹	—	₹	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2018	2019
Discount rate for the term of the obligation	7.35%	7.00%
Average remaining tenure of investment portfolio	7 years	8 years
Guaranteed rate of return	8.55%	8.65%

28. Related party relationship and transactions

List of subsidiaries and associates as at March 31, 2019, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA

		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services, Inc. ***	USA
		Appirio, Inc. ***	USA
		Cooper Software, LLC.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S ***	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro Information Technology Austria GmbH **			Austria
Wipro Technologies Austria GmbH **			Austria
NewLogic Technologies SARL **			France
Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Technologies SA	Argentina
		Wipro Portugal S.A. ***	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda ***	Brazil
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH ***	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Appirio India Cloud Solutions Private Limited **			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

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

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa

***	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, HealthPlan Services, Inc. and Appirio, Inc. are as follows

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC.		USA
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

**

Vide its order dated March 29, 2019, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro Information Technology Austria GmbH, Wipro Technologies Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2018.

As at March 31, 2019, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, investments accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director

Key management personnel
Azim H Premji	Executive Chairman and Managing Director
T K Kurien	Executive Vice Chairman (vii)
Abidali Z Neemuchwala	Chief Executive Officer and Executive Director (iii)
Dr. Ashok Ganguly	Non-Executive Director
N Vaghul	Non-Executive Director
Dr. Jagdish N Sheth	Non-Executive Director (v)
William Arthur Owens	Non-Executive Director
M.K. Sharma	Non-Executive Director
Vyomesh Joshi	Non-Executive Director (vi)
Ireena Vittal	Non-Executive Director
Rishad A Premji	Executive Director and Chief Strategy Officer (ii)
Dr. Patrick J. Ennis	Non-Executive Director (iv)
Patrick Dupuis	Non-Executive Director (iv)
Arundhati Bhattacharya	Additional Director (viii)
Jatin Pravinchandra Dalal	Chief Financial Officer (i)

(i)	Effective April 1, 2015
(ii)	Effective May 1, 2015
(iii)	Effective February 1, 2016
(iv)	Effective April 1, 2016
(v)	Up to July 18, 2016
(vi)	Up to July 19, 2016
(vii)	Up to January 31, 2017
(viii)	Effective January 1, 2019

Relatives of key management personnel:

-	Yasmeen H. Premji
-	Tariq Azim Premji

The Company has the following related party transactions:

	Entities controlled by Directors			Key Management Personnel
Transaction / balances	2017	2018	2019	2017	2018	2019
Sales of goods and services	114	136	102	—	—	—
Assets purchased	106	290	240	—	—	—
Dividend	5,087	3,171	3,171	287	191	191
Buyback of shares	19,638	63,745	—	2	^	—
Rental income	43	42	43	—	—	—
Rent Paid	8	7	8	6	6	5
Others	93	31	63	—	—	—

Key management personnel *
Remuneration and short-term benefits	—	—	—	231	248	341
Other benefits	—	—	—	156	130	173

Balance as at the year end
Receivables	76	39	132	—	—	—
Payables	22	57	8	27	55	155

^	Value is less than ₹ 1

Further investment in associates during the year ₹ 261 and Nil as at March 31, 2018 and 2019, respectively.

*

Post employment benefit comprising compensated absences is not disclosed as this are determined for the Company as a whole. Benefits includes the prorated value of Restricted Stock Units (“RSU’s”) granted to the personnel, which vest over a period of time. Other benefits include share-based compensation ₹ 148, ₹ 124 and ₹ 166, as at March 31, 2017, 2018 and 2019, respectively.

29. Commitments and contingencies

Operating leases: The Company has taken office, vehicles and IT equipment under cancellable and non-cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extend up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements have price escalation clause. Rental payments under such leases were ₹ 5,953, ₹ 6,236 and ₹ 6,490 for the year ended March 2017, 2018 and 2019, respectively.

	As at March 31,
	2018		2019
Not later than one year	₹	6,186	₹	7,006
Later than one year but not later five years		12,470		11,106
Later than five years		2,354		1,629

	₹	21,010	₹	19,741

Capital commitments: As at March 31, 2018 and 2019, the Company had committed to spend approximately ₹ 13,091 and ₹ 12,443 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2018 and 2019, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 21,546 and ₹ 18,456 respectively, as part of the bank line of credit.

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

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Draft assessment order in December 2018 with a demand of ₹ 6,467 (including interest of ₹ 2,007), arising primarily on account of Capitalization of wages. The Company has filed objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

Income tax demands against the Company amounting to ₹ 101,440 and ₹ 66,441 are not acknowledged as debt as at March 31, 2018 and March 31, 2019, respectively. The contingent liability has been reworked on the basis of recent judicial pronouncements and updates. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 7,745 and ₹ 8,477 as at March 31, 2018 and 2019. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

30. Segment information

During the year March 31, 2019, the Company have organized India State Run Enterprise segment (ISRE) as a separate segment, which was earlier part of IT Services segment.

The Company is now organized by the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

Comparative information has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

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

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

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

Information on reportable segment for the year ended March 31, 2017 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	133,332	81,980	78,101	68,223	72,069	46,907	38,584	519,196	25,922	9,244	(183)	554,179
Other operating income	—	—	—	—	—	—	—	4,082	—	—	—	4,082
Segment Result	25,721	9,524	15,928	14,485	16,634	6,843	6,125	95,260	(1,680)	(2,326)	(506)	90,748
Unallocated								(951)	—	—	—	(951)

Segment Result Total								98,391	(1,680)	(2,326)	(506)	93,879
Finance expense												(5,942)
Finance and other income												22,419

Profit before tax												110,356
Income tax expense												(25,213)

Profit for the year												85,143

Depreciation, amortization and impairment												23,107

Information on reportable segment for the year ended March 31, 2018 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	144,139	74,136	77,914	67,841	73,947	46,081	33,658	517,716	17,998	10,694	(49)	546,359
Segment Result	24,549	9,624	12,619	8,097	14,680	7,007	3,236	79,812	362	454	319	80,947
Unallocated								3,347	—		—	3,347

Segment Result Total								83,159	362	454	319	84,294
Finance expense												(5,830)
Finance and other income												23,999
Share of net profit of associates accounted for using the equity method												11

Profit before tax												102,474
Income tax expense												(22,390)

Profit for the year												80,084

Depreciation, amortization and impairment												21,124

Information on reportable segment for the year ended March 31, 2019 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	175,262	75,081	89,313	72,830	76,591	46,496	32,680	568,253	12,312	8,544	(49)	589,060
Other operating income	—	—	—	—	—	—	—	4,344	—	—	—	4,344
Segment Result	33,831	8,638	16,828	7,081	15,916	8,327	4,396	95,017	(1,047)	(1,829)	283	92,424
Unallocated								3,142	—		—	3,142

Segment Result Total								102,503	(1,047)	(1,829)	283	99,910
Finance expense												(7,375)
Finance and other income												22,923
Share of net loss of associates accounted for using the equity method												(43)

Profit before tax												115,415
Income tax expense												(25,242)

Profit for the year												90,173

Depreciation, amortization and impairment												19,474

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2017		2018		2019
India	₹	46,555	₹	43,099	₹	30,999
Americas*		290,719		283,515		325,432
Europe		133,909		138,597		147,074
Rest of the world		82,996		81,148		85,555

	₹	554,179	₹	546,359	₹	589,060

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2017, 2018 and 2019, respectively.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) “Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b) Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c) For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the consolidated statement of income).

d) For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f) Segment results for ENU and COMM industry vertical for the year ended March 31, 2018, is after considering the impact of provision by ₹ 3,175 and ₹ 1,437, respectively, for impairment of receivables and deferred contract cost. Refer Note 21.

g) Net gain from the sale of hosted data center services, Workday and Cornerstone OnDemand business and disposal of Wipro Airport IT Services Limited, amounting to ₹ 4,344, is included as part of IT services segment result for the year ended March 31, 2019, respectively. Refer Note 22.

h) Segment results for ENU industry vertical for the year ended March 31, 2019, is after considering the impact of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.

i) Segment results for Health BU industry vertical for the year ended March 31, 2018 and 2019, is after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions. Refer Note 21.

j) Segment results of IT Services segments is after recognition of share-based compensation expense ₹ 1,550, ₹ 1,402 and ₹ 1,841 for the year ended March 31, 2017, 2018 and 2019, respectively. The share-based compensation expense pertaining to other segments is not material.

31. Bank balance

Details of balance with banks as at March 31, 2019 are as follows:

	In Current Account		In Deposit Account		Total
Citi Bank	₹	24,507	₹	14,737	₹	39,244
HDFC Bank		1,309		25,152		26,461
Axis Bank		1		21,551		21,552
Kotak Mahindra Bank		28		17,221		17,249
HSBC		9,776		4,112		13,888
Saudi British Bank		845		7,006		7,851
ANZ Bank		432		6,843		7,275
ICICI Bank		28		5,555		5,583
State Bank of India		156		5,110		5,266
BNP Paribas		147		3,630		3,777
IndusInd Bank		—		2,800		2,800
Canara Bank		—		2,500		2,500
Wells Fargo Bank		2,472		—		2,472
Standard Chartered Bank		374		—		374
Indian Overseas Bank		1		342		343
Bank of Montreal		270		—		270
MUFG Bank		180		—		180
UniCredit Bank		169		—		169
RABO Bank		102		—		102
Others		1,169		4		1,173

Total	₹	41,966	₹	116,563	₹	158,529

32. As part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited (currently known as Wipro HR Services India Private Limited) for a consideration of ₹ 8,275 (USD 117). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹ 4,128. The excess of consideration paid and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

33. Events after the reporting period

On April 16, 2019, the Board of Directors approved a proposal to buy back up to 323,076,923 equity shares of the Company for an aggregate amount not exceeding ₹ 105,000 million, being 5.35% of total paid-up equity share capital as at March 31, 2019, at a price of ₹ 325 per equity share. Subsequently, vide resolution dated June 1, 2019 the shareholders approved the buyback of equity shares through postal ballot/e-voting. The Company will file the draft letter of offer with the Securities and Exchange Board of India in due course for its approval and will open the buyback offer for tendering of shares by the shareholders, following approval from the Securities and Exchange Board of India. The buyback is proposed to be made from all existing shareholders of the Company as on the record date for the buyback, i.e., June 21, 2019, on a proportionate basis under the “tender offer” route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company for a consideration of US$45 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending September 30, 2019.

The accompanying notes form an integral part of these consolidated financial statements.

Item 19. Exhibits

Exhibit Number		Incorporated by Reference
	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000
1.2	Memorandum and Articles of Association of Wipro Limited	20-F	001-16139	1.2	5/26/2015
1.3	Memorandum of Association of Wipro Limited	6-K	001-16139	99.2	2/28/2019
2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017
2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000
4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000
4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000
4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000
4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004
4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016
4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016
4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016
4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008
4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008
	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008
4.10	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004
4.11	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005
4.12	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005
8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X
12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X
12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X
13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X
15.1	Consent of Independent Registered Public Accounting Firm					X
15.2	Consent of Independent Registered Public Accounting Firm					X
15.3	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Jatin Pravinchandra Dalal

Date: June 11, 2019	Azim H. Premji,	Jatin Pravinchandra Dalal,
	Executive Chairman and Managing Director	Chief Financial Officer