Form 20-F
period 2020-03-31
WIPRO LTD
filed 2020-06-01
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2020

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

Phone: +91-80-2844-0011; Fax: +91-80-2844-0054

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each represented	WIT	New York Stock Exchange
by one Equity Share, par value ₹2 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,713,357,390 Equity Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒

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

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or “₹” or “rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of their respective owners.

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2020, which was ₹75.39 per $1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

The forward-looking statements contained herein are identified by the use of terms and phrases such as “ambition,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our strategy to finance our operations, including our planned construction and expansion;

•	future marketing efforts, advertising campaigns, and promotional efforts;

•	future growth and market share projections, including projections regarding developments in technology and the effect of growth on our management and other resources;

•	our expectations of the potential impact of the ongoing COVID-19 pandemic and related public health measures on our business, the businesses of our customers, vendors and partners, and the economy;

•	the effect of facility expansion on our fixed costs;

•	our future expansion plans;

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

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statement of income data for each of the three years ended March 31, 2018, March 31, 2019 and March 31, 2020 and selected consolidated statements of financial position data as of March 31, 2018, March 31, 2019 and March 31, 2020 have been derived from our Consolidated Financial Statements and related notes audited by Deloitte Haskins & Sells LLP. The selected consolidated statements of income for each of the two years ended March 31, 2016 and 2017 and selected consolidated statements of financial position data as of March 31, 2016 and 2017 have been derived from the consolidated financial statements and related notes audited by KPMG. The audited Consolidated Financial Statement for each of the periods have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

	(₹ in millions, except per equity share data)
											2020
	2016(1)		2017		2018		2019		2020		Convenience Translation into US$(2)
Consolidated Statements of Income Data:
Revenues	₹	512,440	₹	550,402	₹	544,871	₹	585,845	₹	610,232	US$	8,094
Cost of revenues		(356,724)		(391,544)		(385,575)		(413,033)		(436,085)		(5,784)

Gross profit	₹	155,716	₹	158,858	₹	159,296	₹	172,812	₹	174,147	US$	2,310
Selling and marketing expenses		(34,097)		(40,817)		(42,349)		(44,510)		(42,907)		(569)
General and administrative expenses		(28,626)		(32,021)		(34,141)		(35,951)		(29,823)		(396)
Foreign exchange gains/(losses), net		3,867		3,777		1,488		3,215		3,169		42
Other operating income(3)		—		4,082		—		4,344		1,144		15

Results from operating activities	₹	96,860	₹	93,879	₹	84,294	₹	99,910	₹	105,730	US$	1,402
Finance expenses		(5,378)		(5,942)		(5,830)		(7,375)		(7,328)		(97)
Finance and other income		23,451		22,419		23,999		22,923		24,081		319
Share of net profit /(loss) of associates accounted for using the equity method		—		—		11		(43)		29		—

Profit before tax	₹	114,933	₹	110,356	₹	102,474	₹	115,415	₹	122,512	US$	1,624
Income tax expense		(25,366)		(25,213)		(22,390)		(25,242)		(24,799)		(329)

Profit for the year from continuing operations	₹	89,567	₹	85,143	₹	80,084	₹	90,173	₹	97,713	US$	1,295

Discontinued operations
Profit after tax for the year from discontinued operations		—		—		—		—		—		—

Profit for the year	₹	89,567	₹	85,143	₹	80,084	₹	90,173	₹	97,713	US$	1,295

Profit attributable to:
Equity holders of the Company		89,075		84,895		80,081		90,031		97,218		1,288
Non-controlling interest		492		248		3		142		495		7

Profit for the year	₹	89,567	₹	85,143	₹	80,084	₹	90,173	₹	97,713	US$	1,295

Profit from continuing operations attributable to:
Equity holders of the Company		89,075		84,895		80,081		90,031		97,218		1,288
Non-controlling interest		492		248		3		142		495		7

Profit for the year from continuing operations	₹	89,567	₹	85,143	₹	80,084	₹	90,173	₹	97,713	US$	1,295

Basic Earnings per equity share (4):

Attributable to equity shareholders of the Company
Continuing operations	₹	13.60	₹	13.11	₹	12.64	₹	14.99	₹	16.67	US$	0.22
Discontinuing operations		—		—		—		—		—		—

Continuing and discontinuing operations	₹	13.60	₹	13.11	₹	12.64	₹	14.99	₹	16.67	US$	0.22
Diluted Earnings per equity share (4):

Attributable to equity shareholders of the Company
Continuing operations	₹	13.57	₹	13.07	₹	12.62	₹	14.95	₹	16.62	US$	0.22
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	13.57	₹	13.07	₹	12.62	₹	14.95	₹	16.62	US$	0.22

Weighted average number of equity shares used in computing earnings per equity share:
Basic		6,550,825,067		6,476,108,013		6,333,391,200		6,007,376,837		5,833,384,018		5,833,384,018
Diluted		6,564,506,421		6,495,129,517		6,344,482,633		6,022,304,367		5,847,823,239		5,847,823,239
Cash dividend per equity share paid (₹)	₹	12.00	₹	3.00	₹	1.00	₹	1.00	₹	1.00	US$	0.01
Cash dividend per equity share paid ($)(5)	US$	0.18	US$	0.05	US$	0.02	US$	0.01	US$	0.01	US$	0.01
Additional data:
Revenue by segment (6) (7)
IT Services	₹	487,316	₹	519,196	₹	517,716	₹	568,253	₹	594,041	US$	7,880
IT Products		29,722		25,922		17,998		12,312		11,010		146
ISRE		NA		9,244		10,693		8,544		8,400		111
Reconciling items		(731)		(183)		(49)		(49)		(50)		(1)

Total	₹	516,307	₹	554,179	₹	546,358	₹	589,060	₹	613,401	US$	8,136

Segment results(8):
IT Services	₹	98,253	₹	98,391	₹	83,519	₹	102,503	₹	107,685	US$	1,428
IT Products		(1,007)		(1,680)		362		(1,047)		(282)		(4)
ISRE		NA		(2,326)		454		(1,829)		(1,822)		(24)
Reconciling items		(386)		(506)		319		283		149		2

Total	₹	96,860	₹	93,879	₹	84,654	₹	99,910	₹	105,730	US$	1,402

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	₹	99,049	₹	52,710	₹	44,925	₹	158,529	₹	144,499	US$	1,917
Investments		209,151		299,133		257,968		228,867		200,320		2,656
Working capital (9)		284,264		309,355		292,649		357,556		303,458		4,025
Total assets		724,003		793,516		760,640		833,171		817,062		10,838
Total debt		125,221		142,412		138,259		99,467		78,042		1,035
Total equity		467,384		522,695		485,346		570,753		559,333		7,420
Number of shares outstanding		2,470,713,290		2,430,900,565		4,523,784,491		6,033,935,388		5,713,357,390		5,713,357,390

Notes:

1.

We elected to early-adopt IFRS 9, Financial Instruments, effective April 1, 2016, with retrospective application from April 1, 2015. The financial data above has been adjusted for the year ended March 31, 2016 to reflect this.

2.

Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2020, has been translated into United States dollars at the certified foreign exchange rate of $1 = ₹75.39, as published by the Federal Reserve Board of Governors on March 31, 2020.

3.	Other operating income represents:

(i)	For the year ended March 31, 2017, net gain on sale of the EcoEnergy division,

(ii)	For the year ended March 31, 2019, (a) net gain on sale of hosted data center services business, and (b) the Workday and Cornerstone OnDemand business, and

(iii)

For the year ended March 31, 2020, (a) change in fair value of the callable units upon partial achievement of business targets pertaining to sale of hosted data center services business, and (b) gain on sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Please see Note 26 of the Notes to the Consolidated Financial Statements for additional details.

4.

Earnings per share and weighted average number of equity shares used in computing earnings per equity share for the years ended March 31, 2016, 2017 and 2018 have been proportionately adjusted for the bonus issue in the ratio of 1:3 as approved by the shareholders on February 22, 2019.

5.

Translated into United States dollars at the certified foreign exchange rate of ₹66.25, ₹64.85, ₹65.11, ₹69.16 and ₹75.39, as published by Federal Reserve Board of Governors on March 31, 2016, 2017, 2018, 2019 and 2020, respectively.

6.

During the year ended March 31, 2019, we carved out India State Run Enterprise (“ISRE”) as a separate segment from our global IT Services business. The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles. Segment revenue and results for the year ended March 31, 2017 and March 31, 2018 have been restated to reflect the above changes. The segment revenue and results for the year ended March 31, 2016 have not been restated and include ISRE as part of the IT Services segment as restated segment revenues for this period could not be prepared without unreasonable effort and expense.

7.

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

8.

Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. The Company has restated the segment results for year ended March 31, 2016 to reflect this change.

9.	Working capital equals current assets less current liabilities.

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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	competitors being more established in certain markets, making our geographic expansion strategy in those markets more challenging;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our customers of servers, communication devices and other products;

•	our expectations regarding the potential impacts on our business of Coronavirus Disease 2019 (“COVID-19”) pandemic;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	our ability to generate historical levels of yield on our investments; and

•	our ability to identify and acquire new businesses.

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

•

political uncertainties, changes in regulations, or other economic factors, including the economic conditions, in India, the United States, the United Kingdom, the European Union, Middle East and other geographies in which we operate;

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

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things, artificial intelligence, cloud computing, storage, mobility and applications, analytics, augmented reality, automation, blockchain and quantum computing could have a material adverse effect on our business, results of operations and financial condition.

If our pricing structures do not accurately anticipate the cost, complexity and duration of our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, or hybrid contracts with features of both pricing models. We also undertake element or transaction-based pricing, which relies on a certain scale of operations to be profitable for us. Our pricing is highly dependent on the client and our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate.

There is a risk that we will underprice our contracts, fail to accurately estimate the duration, complexity and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically-distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term.

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use our specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing such projects, we bear the risks of cost overruns, including increased costs of third parties, completion delays and wage inflation in connection with these projects, which may have a material adverse effect on our profitability.

We may also fail to obtain renewals or provide ongoing services, the loss of which prevents us from realizing from long-term cost savings. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin. For example, the conditions caused by the COVID-19 pandemic may affect the rate of customer spending, including through increased requests by customers for price discounts and adverse impacts on our ability to provide on-site services to our customers or delays to the provisioning of our offerings, including due to travel restrictions imposed by many countries, could adversely affect our future revenues, operating results and overall financial performance.

Errors, defects or disruptions in our services could raise our costs, diminish our service capacities and harm our financial results.

If flaws in design, function or maintenance of our services were to occur, we could experience a rate of failure that would result in substantial repair, replacement or service costs and potential damage to our reputation. Although we continue to improve our services through quality control, innovation and product testing, there can be no assurances that our efforts to monitor, develop, modify and implement appropriate testing for errors and upgrading processes will be sufficient to prevent us from having to incur substantial repair, replacement or service costs, or from a disruption in our ability to provide services, either of which could have a material adverse effect on our business, results from operations or financial condition.

Our profitability could suffer if we are unable to continue to successfully manage our costs.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery through automation and deployment of tools, optimizing utilization of existing facilities, relocating non-client facing employees to lower-cost locations and effectively leveraging our sales and marketing and general and administrative costs. We must also manage additional costs to replace unsatisfactory solutions or services if our clients are not satisfied or if we fail to properly understand their needs and develop solutions accordingly. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by passing such increases to clients, or increase our revenues sufficiently to offset increasing costs, our results of operations could be adversely affected. Additionally, if we are not able to maintain high utilization rates for our employees, our profitability may suffer.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract, retain and manage transition of these personnel, our business may be unable to grow and our revenue could decline.

The continued efforts of the senior members of our management team are critical to our success. Our future performance and customer relationships may be affected by any disruptions in the continued service of our directors and executive officers.

Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. Our compensation policies include equity-based incentive compensation plans that are designed to reward high-performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our stock price, or if our total compensation package is not viewed as being competitive, our ability to attract and retain personnel could be adversely affected. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations, which may also impact our ability to attract and retain personnel.

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

•	maintaining our high standards of service and levels of client satisfaction;

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

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment in property, plant and equipment in fiscal year 2020 was ₹23,497 million ($311.7 million). Additionally, as of March 31, 2020, we had contractual commitments of ₹14,011 million ($185.8 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

Cyber attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day to day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations upon Wipro and may directly impact our customers and partners.

Given the rise of connected devices, transition to cloud and use of other emerging technologies, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. Attempts for unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise. Our internal security controls may not be able to keep pace with threats from emerging technologies.

We often have access to or are required to collect and store confidential customer data. As a service provider in the healthcare industry, we are also subject to data privacy and security regulations by both the federal and state governments in which we conduct our business, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information. We are also subject to the European Union General Data Protection Regulations.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems, such as a ‘Zero Day’ attack, for which no remedies are available with network security service providers. As an IT Services provider, we may be an attractive target of cyber attacks designed to impede the performance of our products, penetrate our network security or the security of our internal systems, or that of our customers, misappropriate proprietary information and/or cause interruption to our services. We can provide no assurance that our systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. For example, in April 2019, we became aware that our system was subject to a cyber attack by a coordinated and advanced phishing campaign, which was reportedly directed against several major companies, including Wipro. Upon learning of this breach, we collaborated with a forensic firm to investigate the incident and have worked closely with our anti-virus provider and our security team to counter the malware found in our system and implement a series of additional precautionary and containment measures across our system. In our investigation into this incident, we found no evidence of data breach or data loss. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our systems may have a material adverse effect on our business, financial condition and results of operations.

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

Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees or former employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from their customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer data, whether through breach of our computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could damage our reputation and cause us to lose clients.

In response to COVID-19, most of our employees have been asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. While various security control mechanisms are deployed and periodically re-enforced, these security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements. Our service operations and delivery is aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could impact our business.

As we have increased the breadth of our service offerings, we have engaged in larger and more complex projects with our clients. This requires us to establish closer relationships with our clients and potentially with other technology service providers and vendors and to have a more thorough understanding of our clients’ operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand and successfully implement our clients’ requirements, the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, reputational harm and/or imposition of penalties or the payment of damages. This may further damage our business by affecting our ability to compete for new contracts with current and prospective clients. Additionally, we may experience financial losses in contracts which are linked to our clients’ future business outcomes or based on assumptions which are not realized. We may also be subject to loss of clients due to dependence on alliance partners, subcontractors or third-party product vendors. In projects where we own the end-to-end delivery, we may incur penalties on work performed by our alliance partners, subcontractors or third-party product vendors if they do not meet contractual performance thresholds.

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

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the New York Stock Exchange (the “NYSE”) or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

We may invest in companies for strategic reasons that may not be successful or meet our expectations.

We make non-controlling investments in companies which are important to our business strategy and to complement some of our business initiatives. These may include investments in non-marketable securities of early stage companies that carry a significant degree of risk and may not become liquid for several years from the date of investment. These investments may not generate financial returns or may not yield the desired business outcome. The success of our investment in a company is sometimes dependent on the availability of additional funding on favorable terms or a liquidity event such as an initial public offering. We may record impairment charges in relation to our strategic investments which will have a negative impact on our financial position.

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

We may be required to integrate any acquired entities into our framework of internal control over financial reporting and disclosure controls and procedures. Integration of acquired entities could be a time-consuming and expensive process. We could have difficulty in integrating the acquired products, services, solutions or technologies into our operations. We could also have difficulties in assimilating and retaining the key personnel, consolidating and integrating IT infrastructure or operations of the acquired companies.

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

The amount of goodwill and intangible assets in our Consolidated Financial Statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill and acquisition related intangibles are subject to impairment review at least annually, which may lead to impairment charges in the future. For example, during the year ended March 31, 2019, for one of our acquisitions, we recorded impairment charges on certain intangible assets as a result of uncertainties around regulatory changes relating to the Affordable Care Act. Any significant impairment charges could have a material adverse effect on our results of operations.

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

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3.2%, 3.7% and 3.2% of our IT Services revenue for the years ended March 31, 2018, 2019 and 2020, respectively. Our ten largest IT Services clients accounted for approximately 18%, 19.5% and 19.7% of our IT Services revenues for the years ended March 31, 2018, 2019 and 2020, respectively. For the year ended March 31, 2020, we had one customer that accounted for 21.9% of our overall IT Products segment revenue, while our largest ISRE customer and second largest ISRE customer accounted for 15.9% and 11.1%, respectively, of our overall ISRE segment revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

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

•

Political and economic factors such as pending elections, changes in leadership among key governmental decision makers, revisions to governmental tax policies, reduced tax revenues and public health crises, such as COVID-19, can affect the number and terms of new government contracts signed.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Some of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with as little as 15 days’ notice and without termination-related penalties. Most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors that might result in the termination of a project or the loss of a client that are outside of our control, including:

•	the business or financial condition of our clients or the economy generally;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy such as moving to client in-house IT departments or to our competitors; and

•	consolidation of IT spending by our clients, whether arising out of mergers and acquisitions, or otherwise.

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

We derive approximately 57% of our revenue from the Americas (including the United States) and 24% of our revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. Increased protectionism and the risk of global trade war, resulting in weaker global trade and economic activity could adversely affect our business. If the economy in the Americas or Europe continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Further, in June 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union (commonly referred to as “Brexit”). In March 2017, the United Kingdom subsequently notified the European Union of its intention to withdraw. The withdrawal of the United Kingdom from the European Union took effect as of January 31, 2020, and the United Kingdom and European Union entered into an eleven-month transition period ending on December 31, 2020. During this transition period, the United Kingdom and European Union will negotiate trade agreements that will determine the terms of future trade and tariffs between them.

The effects of Brexit will depend on the trade agreements that the United Kingdom makes with the European Union and other countries to retain access for its goods and services to respective markets. We are unable to predict what the terms of those agreements will be and its effect on our business in the United Kingdom and European Union. Brexit therefore creates an uncertain economic environment in the United Kingdom and potentially across other European Union member states for the foreseeable future, including during the transition period while the final terms of the United Kingdom’s exit from the European Union are being negotiated. Our operations in the United Kingdom and the European Union may be impacted by such uncertainties. Further, Brexit could adversely affect European and worldwide economic or market conditions and could contribute to instability in global financial markets, and the value of the Pound Sterling currency or other currencies, including the Euro. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions. Depending on the terms reached under the trade agreements, it is possible that there may be adverse practical and/or operational implications on our business.

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

Our wage costs in India have historically been significantly lower than wage costs in the U.S. and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees over the long term, wage increases may reduce our profit margins. Furthermore, any inability to increase the proportion of employees with less experience, or source talent from other low-cost locations, like Eastern Europe, China or Southeast Asia could also negatively affect our profits.

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

Pandemics and public health crises, such as COVID-19, affecting the geographies where our or our customers operations are located can have an adverse impact on our business.

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

The recent COVID-19 global pandemic could harm our business and results of operations.

In January 2020, the World Health Organization (the “WHO”) declared COVID-19 a Public Health Emergency of International Concern. On February 28, 2020, the WHO raised its assessment of the COVID-19 threat from high to very high at a global level due to the continued increase in the number of cases and affected countries, and on March 11, 2020, the WHO characterized COVID-19 as a pandemic. This contagious disease outbreak, which has spread around the world, and any related adverse public health developments, could adversely affect workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. This could decrease technology spending, adversely affect demand for our offerings and impact our business and results of operations.

The conditions caused by the COVID-19 pandemic can affect the rate of customer spending, including through cancellations or ramp-downs of existing projects, increased requests for furloughs, increased requests by customers for price discounts, customers’ decreased ability or willingness to purchase our offerings, delays to prospective customers’ purchasing decisions, adverse impacts on our ability to provide on-site services to our customers or delays to the provisioning of our offerings, including due to travel restrictions imposed by many countries, all of which could adversely affect our future revenues, operating results and overall financial performance. Our operations have also begun to be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. For example, many cities, states, and even countries have imposed or may impose a wide range of restrictions on our employees’ and customers’ physical movements to limit the spread of COVID-19, including business shutdowns. Such restrictions may cause significant disruptions to our operations. As many of our employees are working from home, we may be exposed to additional cyber or ransomware attacks despite having strong cyber security controls in place. If the COVID-19 pandemic has a substantial impact on our employees’, partners’ or customers’ attendance or productivity, our results of operations and overall financial performance may be harmed, and the recoverable value of our assets may be significantly reduced, which may result in impairment loss.

Macroeconomic conditions caused by COVID-19 could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables (including contract assets and unbilled receivables) and negatively impact our liquidity and cash generated from operations. The International Monetary Fund (“IMF”) predicts that the global economy will shrink by 3% in the year 2020. The economic fallout and subsequent recovery will depend on multiple factors, such as the success of containment efforts and rate of recovery from the COVID-19 pandemic, supply chain disruptions, impact of lockdowns, repercussions of any dramatic tightening in global financial market conditions, shifts in consumer behaviour and spending patterns and volatile commodity prices, including oil prices.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and vendors. If we are not able to respond to and manage the impact of such events effectively, our business will be adversely impacted.

The markets in which we operate are subject to the risks of earthquakes, floods and other natural disasters, the occurrence of which could cause our business to suffer.

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, as occurred in Chennai in late 2015, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if any such natural disaster occurs in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. The long-term effects of climate change on the global economy or the IT industry, in particular, are unclear. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Restrictive changes to immigration laws may hamper our growth and cause our revenue to decline.

The success of our business is dependent on our ability to attract and retain talented and experienced professionals and be able to mobilize them around the world to meet our clients’ needs. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to restrict offshore outsourcing, limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

A few countries have introduced new provisions and standards in immigration law which can impact our ability to provide services in those countries due to restrictive policies and additional costs involved. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals. Travel restrictions in connection with COVID-19 may also negatively impact our employees’ ability to travel as required to provide services to our clients.

USA

Since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers. There are some legislative proposals which, if passed and signed into law, could add further costs and/or restrictions to some of the high-skilled temporary worker categories. Changes to immigration policies have resulted in higher visa denial rates for U.S. businesses. In turn, our cost of doing business in the United States may increase further, which may discourage some customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

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

We have more than 41,000 employees located outside India. We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their intellectual property rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), and the Indian Companies Act, 2013 (“Companies Act, 2013”) are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. For example, SEBI notified the Securities and Exchange Board of India (Prohibition of Insider Trading) (Amendment) Regulations, 2018 which prescribe various new concepts and compliance requirements for Indian listed companies. Impact of such regulations may be far-reaching and often untested since they are of recent origin. Introduction of such regulations have added complexity to our corporate compliance regime.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2020, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

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

Furthermore, with respect to material related party transactions, the Company is required to obtain approval from its non-controlling shareholders if the controlling shareholders are related parties. Obtaining the approval of non-controlling shareholders is not guaranteed and may be time consuming, which could affect the Company’s ability to carry out the decisions of the Board of Directors in a timely manner. Additionally, under the Securities and Exchange Board of India (Prohibition of Insider Trading) (Amendment) Regulations, 2018, the Company is required to establish mechanisms for prevention of insider trading. In this regard, with effect from April 1, 2019, the chief executive officer, managing director or such other analogous person of every Indian listed company must put in place an adequate and effective system of internal controls to ensure compliance with the Insider Trading Regulations. The Company’s audit committee is required to review the compliance with the said provisions at least once in each financial year and verify that the systems for internal control are adequate and are operating effectively. If we fail to comply with new or changed laws or regulations and standards or unintentionally disclose unpublished price sensitive information, our business and reputation may be harmed.

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

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 21.54% until March 31, 2019 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following fifteen years as MAT credit. Per the provisions of Income Tax Act,1961 any new SEZ which commences operation on or after April 1, 2020, will not be entitled to any special tax exemption under section 10AA of the Income Tax Act, 1961. In the midst of COVID 19, this timeline has been extended to June 30, 2020. Thus, any new SEZ which commences operation after June 30, 2020 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future. Further, if the MAT rate of taxation is increased, our financial results may be adversely affected.

In 2019, the Government of India (the “GoI”) amended the Income Tax Act, 1961 by enacting The Taxation Laws (Amendment) Ordinance, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by forgoing all the deductions available under Chapter VI-A and other profit-linked deductions under the Income Tax Act, 1961. This option, if exercised, is irrevocable and the corresponding MAT credit will be lapsed. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to an increase in tax outflow and the MAT credit available will be lapsed. Further, there has been a reduction in tax rate under MAT provisions, from 18.5% (plus surcharge and cess) to 15% (plus surcharge and cess).

If the Government of India modifies or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

The GoI, through the Finance Act, 2020, has abolished the dividend distribution tax. This will have the effect of reducing our tax burden by shifting the tax burden to shareholders.

Further, provisions of section 115QA of the Income Tax Act, 1961 for buy-back of shares, which were initially applicable only to unlisted companies, have now been extended to buy-back of shares by listed companies through the enactment of Finance (No. 2) Act, 2019. In the future, for every buy-back of shares, we will be liable to pay additional income tax on the distributed income, which will result in additional cash outflow. Currently the rate of tax on buy-back of shares is 20% (plus surcharge and cess).

You may be subject to Indian taxes arising out of capital gains on the sale of the shares.

Under the Finance Act, 2018, gains of more than ₹1 lakh from sale of shares after April 1, 2018 held over one year will be taxed. Furthermore, any gain realized on the sale of the Shares held for a period of 12 months or less is subject to capital gains tax in India. See Item 10 of this annual report on Form 20-F for further information on the application of capital gains tax in India to our shareholders and ADS holders. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in shares and ADSs.

We operate in jurisdictions that impose transfer pricing and other tax related regulations on us, and any changes in the regulations or failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from local authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected. The Finance Act, 2012 extended the applicability of transfer pricing regulations to domestic transactions entered into with related parties and certain specified transactions. However, the Finance Act, 2017 has omitted the clause which dealt with any expenditure in respect of which payment has been made or is to be made to a person referred to in clause (b) of sub-section (2) of section 40A of the Income Tax Act, 1961.

Section 59A of the Tax Cuts and Jobs Act of 2017 imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-US corporations if they don’t meet the exemption criteria.

Further, Brexit may also adversely affect our tax rates. We are unable to predict the final terms of the trade agreements currently being negotiated between the United Kingdom and European Union will be or their effects on our business in the United Kingdom and European Union. Depending on the terms reached under the trade agreements, it is possible that there may be adverse practical and/or operational implications on our effective tax rates.

Taxation laws are susceptible to frequent changes. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, some countries are unilaterally amending their tax laws to adopt the new guidelines by The Organization for Economic Cooperation and Development. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law, including recent changes in foreign jurisdictions, may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

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

For instance, in April 2007, the GoI announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The GoI is currently considering making further changes in its SEZ policy. Finance Act, 2017 has prescribed a cut-off date of March 31, 2020 for setting up new SEZs, which has been extended to June 30, 2020 due to the impact of COVID-19. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company under the applicable foreign exchange regulations does not require approval from the Reserve Bank of India (“RBI”) and relevant government authorities in India, subject to compliance of prescribed conditions. The GoI currently does not mandate prior approvals for IT companies such as ours. However, by notification dated April 22, 2020, the GoI has amended its foreign direct investment (“FDI”) policy to state that investment by a non-resident entity of a country which shares a land border with India, or where the beneficial ownership of an investment into India is situated in or is a citizen of any such countries, shall be under the ‘Government Route’, which requires GoI approval prior to investment. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction/purview such subsequent change in beneficial ownership, will also require GoI approval. If we are required to seek the approval of the GoI and the GoI does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

Our ability to invest outside India, including acquiring companies organized outside India, depends on the approval of the Government of India and/or the RBI. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the GoI and/or the RBI must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The RBI permits acquisitions of companies organized outside India by an Indian party without approval, inter alia, in the following circumstances:

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

However, any financial commitment exceeding US$1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian party is within 400% of the net worth as per its latest audited financial statements. Further, our investments in foreign operations may be subject to restrictions imposed by the RBI. We cannot assure you that any necessary approval from the RBI or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the GoI for acquisitions of/investments in companies organized outside India may restrict our international growth, which could negatively affect our revenue.

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

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

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

There are risks associated with our outstanding and future indebtedness.

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

Our IT Services business contributes approximately 96.8% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Due to these exchange rate fluctuations, there has been an increased demand from our clients that all risks associated with such fluctuations be borne by us. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 37% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the Indian Rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce or mitigate these risks where possible. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

Our employee compensation policies include certain defined benefit plans where it is our obligation to provide agreed benefits to the employees. These obligations are funded through certain plan assets which carry actuarial and investment risks. These risks include adverse salary growth or demographic experience, which can result in an increase in cost of providing these benefits to employees in future. The valuation of plan assets considers an expected return which is based on expectation of the average long-term rate of return on investments of the fund during the estimated term of the obligations. Should we not achieve the expected rate of return on the plan assets or if the plan experiences a decline in the fair value of its assets, we may be required to contribute assets to the plan which could adversely affect our results of operations.

We are exposed to fluctuations in the market values of our investment portfolio.

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks. Deterioration of the credit rating of counterparties and in the credit as well as the debt capital markets in general due to economic turmoil could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and net income. Further, fluctuations in the interest rate environment based on changes in the RBI’s monetary policy could affect the interest income and thereby our profitability.

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

Risks Related to Investments in Indian Companies and International Operations Generally.

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, GoI policies such as taxation and foreign investment policies, GoI currency exchange control and changes in exchange rates and interest rates.

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

The GoI has notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. Regulators like the RBI, Ministry of Corporate Affairs (“MCA”), Ministry of Finance and Securities and Exchange Board of India have also issued guidelines and regulations to operationalize the framework for issuance of depository receipts by listed entities. Further amendments and requirements may also be notified from time to time. Once the regulations are fully operationalized, our shares can be freely convertible into depository receipts, which would impact the share price and available float in Indian as well as the price and availability of ADSs on NYSE.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The RBI has given general permission to effect sales of existing shares or certain other capital instruments of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the RBI for each transaction. Required approval from the RBI or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.

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

Under the Companies Act, 2013, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be diluted.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2020. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company.”

Item 4.	Information on the Company

Company Overview

Wipro Limited is a leading global information technology (“IT”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 2013. Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bengaluru, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, Wipro raised capital in the initial U.S. public offering of ADSs that were listed on the New York Stock Exchange (“NYSE”). We are listed on the NSE and BSE in India and Wipro’s ADSs are listed on the NYSE. Wipro is a constituent of the Nifty and the NYSE TMT Indices. Our registered office is in Bengaluru, India. The senior management operates from local offices in key regions of operations such as North America, Continental Europe, the United Kingdom, Australia, Africa, Latin America and Asia as well as from Bengaluru, India.

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

Over the last few years, we have transformed our portfolio of services such as digital, cloud, engineering and cyber security by investing in new technologies organically as well as through acquisitions. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, pay-per-use, as-a-service and outcome based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions, including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence Platform (“Wipro HOLMESTM”).

In May 2017, we unveiled our contemporary new brand identity and logo. The new logo represents the deep connectedness between people, ideas, communities and the environment. We believe the synergy among these various elements is what drives transformation at Wipro. Our brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve complex business problems for our customers.

The Spirit of Wipro resonates with our new identity. It is the indivisible synthesis of four values:

•	Be passionate about clients’ success;

•	Treat each person with respect;

•	Be global and responsible; and

•	Have unyielding integrity in everything we do.

Our business is comprised of the IT Services, IT Products and ISRE segments.

The ISRE segment consists of IT services offerings to ISRE Customers. During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily SI projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

For the fiscal year ended March 31, 2020, the IT Services segment generated 96.8% of our revenue and 101.9% of our operating income. For the same period, the IT Products segment generated 1.8% of revenue and (0.3%) of operating income and ISRE services segment generated 1.4% of our revenue and (1.7%) of our operating income. Reconciling Items constitute 0.1% of our operating income. (Refer to Note 34 of the Notes to Consolidated Financial Statements).

We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on industry verticals and service offerings, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in markets such as the United States, Latin America, Continental Europe, the United Kingdom, India, the Middle East and Africa are predominantly locally staffed.

Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices, recognized Wipro as the World’s Most Ethical Company for the ninth successive year in 2020. Further, Wipro has been recognized as a member of the global Dow Jones Sustainability Index for the tenth year in succession.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560 035, and the telephone number of the registered office is +91-80-28440011. Our website is http://www.wipro.com. The name and address of Wipro’s registered agent in the United States is CT Corporation System, located at 28 Liberty Street, New York, New York 10005. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•

International TechneGroup Incorporated (“ITI”), a global digital engineering and manufacturing solutions company and a world leader in Computer Aided Design (“CAD”) and Product Lifecycle Management (“PLM”) interoperability software services;

•

Rational Interaction, Inc., a full-service digital customer experience (“CX”) solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency;

•	Cooper Software Inc., an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education; and

•	InfoSERVER S.A., an IT services provider providing custom application development and software deployment services in the Brazilian market.

Divestitures

In the last three fiscal years, we have completed the divestiture of:

•

Workday business and Cornerstone OnDemand business to Alight Solutions LLC (“Alight”). This divestment will further strengthen our partnership with Alight. In addition, we have maintained our partnership with Workday and will continue to offer Workday application maintenance services, testing and integration services to Wipro’s client base; and

•

Hosted data center services business, to Ensono Holdings, LLC (“Ensono”), a leading hybrid IT services provider. This divestment will help us accelerate investments in the digital space. At the same time, Wipro remains committed to serving its hosted data center customers and the market through its business partnership with Ensono.

Additionally, during the year ended March 31, 2020, we sold our remaining 11% equity holding in Wipro Airport IT Services Limited (“WAISL”), which was a joint venture between Wipro Limited and Delhi International Airport Limited, to Antariksh Softtech Private Limited. Consequently, the joint venture agreement was terminated.

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Note 26 of the Notes to the Consolidated Financial Statements for additional information about our divestitures.

Capital Expenditure

We incurred total cash outflow of, ₹21,870 million, ₹22,781 million and ₹23,497 million during the fiscal years ended March 31, 2018, 2019 and 2020, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2020, we had contractual commitments of ₹14,011 million related to capital expenditures on construction or expansion of software development Cloud Enterprise Platforms to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Buy-back of equity shares

During the year ended March 31, 2020, we completed the buyback of 323,076,923 equity shares at a price of ₹325 ($4.31) per equity share, as approved by the Board of Directors on April 16, 2019 and by our shareholders by resolution, dated June 1, 2019, through postal ballot and electronic voting. The buyback resulted in a total cash outflow of ₹105,000 million ($1,393 million). As a result of the buyback, our share capital has been reduced by ₹646 million ($8.57 million).

Industry Overview

IT Services

Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the Strategic Review 2020 published by NASSCOM (the “NASSCOM Report”), IT export revenues from India grew by 8.1% to an estimated $147 billion in fiscal year 2020. India’s global IT industry grew by 7.7% to reach $191 billion during the year ended March 31, 2020. According to the NASSCOM Report, “Digital” continues to drive growth (more than 50% of growth in fiscal year 2020) and now contributes $51 billion to the overall IT industry in India. Technologies such as industrial automation, robotics, cloud, Internet of Things (“IoT”), augmented reality (“AR”)/virtual reality (“VR”) and blockchain continue to fuel growth.

Growth in core traditional services revenues are expected to be moderate, whereas digital technology is continuing to gain prominence due to increased technology adoption by governments and businesses upgrading platforms, products and solutions to enhance the consumer experience. The markets we serve continue to undergo rapid changes due to the pace of development in technology, innovation in business models and changes in clients’ sourcing strategies. Digital business has changed the nature of demand for IT services. Big data and analytics, cloud computing, cybersecurity and advanced technologies such as artificial intelligence (“AI”), machine learning (“ML”), IoT, robotics, and 3D printing are profoundly impacting enterprise, government and end consumer segments by enabling new business opportunities across sectors.

The markets we serve are undergoing a massive disruption due to the outbreak of COVID-19. The situation caused by the COVID-19 pandemic continues to evolve and the effects on the markets we serve remain uncertain. The outlook for the markets we serve going forward will depend, in addition to other factors, on how COVID-19 continues to affect the global economy. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information” in Item 5 for more information on the effects of COVID-19 on our business.

IT Products

The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, - the domestic market in India for hardware was estimated to be $16 billion in fiscal year 2020. The emergence of cloud computing technologies is negatively affecting the demand for IT products such as servers.

ISRE

In the government sector, spending on IT and IT services is expected to grow much faster in the coming years given the focus on “Digital India” initiative by the GoI. Digital India is a flagship program of the GoI with a vision to transform India into a digitally empowered society and knowledge economy. Some of the key initiatives by GoI include Smart City Projects, Aadhar, GSTN, internet infrastructure (Wifi-hotspots), and financial inclusion initiatives such as mobile-banking, e-wallets, digital payments and lending and eKYC, among others. The GoI is also driving large scale transformation by adopting cloud technologies and a mobile-first approach.

In response to COVID-19, the GoI is now prioritizing investments to fight disease prevention, for outbreak management and to create an infrastructure for early detection, tracking and effective response management. Emerging technologies such as geographic information systems, big data analytics, artificial intelligence, machine learning, blockchain, facial recognition, image analytics, drone-based surveillance and IoT enablement will be used to achieve zero touch operations and enhanced service delivery. Most of the GoI processes and working environments, which otherwise would have taken longer to adopt, will now undergo rapid digital transformation. We, therefore, see opportunities around digitization, business process management, ERP, cloud adoption, among other things. However, there could be delays in the GoI decision making processes for long-term transformation initiatives.

Business Overview

We are a global technology services firm, with employees across over 55 countries and serving enterprise clients across various industries. We provide our clients with competitive advantages by applying various emerging technologies and ensuring cyber resilience and cyber assurance. We work with our clients not only to enable their digital future, but also to drive hyper efficiencies across their technology infrastructure, applications and core operations, enabling them to achieve cost leadership in their businesses.

We are recognized by our clients for our ability to bring in “an integrated perspective”, or our ability to bring together broad and deep technology and domain expertise, our ability to draw learnings and apply insights from one company or sector to another and our ability to provide end-to-end services. Our clients value our consistent excellence in execution and our ability to proactively incorporate relevant innovation.

Our IT Services segment provides a range of IT and IT-enabled services which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design to leading enterprises worldwide.

Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for SI engagements.

Our ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Our ISRE strategy focuses on consulting and digital engagements, and we are selective in bidding for SI projects with long working capital cycles.

Our Business Strategy

Our strategy is about driving a “Digital first” approach through four foundational pillars: Business Transformation, Modernization, Connected Intelligence and Trust. As part of this approach, we are prioritizing and investing significantly to drive growth in key strategic fields such as digital, cloud, cybersecurity and industrial and engineering services through our “Big Bet” program, under which we prioritize investments in certain high potential growth areas. For example, our “Big Bet” in each of digital and cloud is at the heart of our Business Transformation and Modernization pillars, while our “Big Bet” in industrial and engineering services is central to our Connected Intelligence pillar and our “Big Bet” in cybersecurity is central to our Trust pillar. Talent and Delivery Models, IPs and Platforms, and Open Innovation are the underlying strategies that support the four pillars.

Recent Developments

We anticipate that our “Digital first” strategy will be particularly relevant as we believe the following consumer and industry trends, driven by the response to the COVID-19 pandemic, will reshape the way businesses and organizations operate. They are:

•

Accelerate to Digital – The COVID-19 pandemic has precipitated the shift to online/Digital business models globally, across industries and markets, such as Digital only banks and platform-based business models across industries including banking and asset management. Ecosystem collaboration will become a key element of business strategy, and will be driven by the need to optimize for time, cost and de-risking imperatives.

•

Ways of Working – We anticipate a long-term impact on established ways of operations, including a redefinition of the core compared to non-core workforce and use of community/gig models, in the following ways:

a.

Work done ‘anywhere by anyone’. Virtual, remote, community-based and distributed work models such as work from home/remote working will become mainstream, enabled by remote working and collaborative technologies.

b.	We believe that in response to the COVID-19 pandemic, mainstream adoption of the community work force and crowdsourced and community models (private, public and hybrid) will accelerate.

•

Adaptable, Agile and Resilient Enterprise –Enterprises will need to evaluate their technology stack to allow them to operate with flexibility and agility, and work with partners who can respond and adjust quickly to changing circumstances.

•

Automation and Autonomous – Social distancing will become a key design principle element from an operating model standpoint across businesses and will be a key factor that will accelerate adoption of automation, autonomous and low or no human touch or contactless ways of working.

•

Safe Enterprise – Focusing on employee health and safety, enterprise health and risk management. Given large scale disruptions in supply chains globally, we anticipate that organizations will invest in decentralizing and nearshoring supply chains in the future and reduce dependency on a few countries.

Enterprises will increasingly require partners, such as Wipro, who are able to bring capabilities that span across consultancy, design, engineering, systems integration and operations to enable them to achieve the accelerated digital transformation. The transformation can only be effective if delivered in the context of the relevant industry or domain, hence it is critical to us that we provide strong domain expertise along with “Digital.”

Our vision is to earn our clients’ trust and maximize value of their businesses by helping them in their journey to ‘re-invent’ their business and operating models with our “Digital first” approach and best in class execution.

Business Transformation

Business Transformation is the first of our four pillars. It is about redefining customer experiences and changing business and operating models through a Design and Consulting-led approach. We deliver value to our customers under this pillar through our capabilities in Consulting, Industry Domain and Strategic Design, scaled through acquisitions of companies such as Designit and Cooper. Examples include:

•

Acceleration of e-commerce, implementing operating models to re-imagine supply chains to be resilient and low contact, automated front offices, automated manufacturing back office (supply chain solutions, HOLMESTM) and agile planning, among other things.

•

Virtual and community work models leveraging our solutions, such as Talent as a Service (“TaaS”) through Topcoder; agile, hybrid cloud-based, modular scale-out VDI solutions; software-defined networking in a wide area network (“SD-WAN”).

Our acquisition of Rational Interaction, Inc., a full-service digital CX company, will help us scale our offerings for Chief Marketing Officers, by connecting Rational Interaction, Inc.’s ability to map and orchestrate the customer journey with our ability to design and build experiences at a global scale.

Modernization

Modernization, the second of our four pillars, is about taking an integrated cloud-first and automation-first approach across applications, infrastructure and data to modernize the IT landscape, and leverages our cloud studios, Wipro HOLMESTM, new ways of working, Application Programming Interface (“API”) and microservices.

We work with clients to help them drive resilience and adaptability through modernization and automation. Our strategy is to leverage our assets, like cloud studios across various geographies, which provide services such as cloud assessment, cloud migration (Lift and Shift), cloud native and DevOps, among others.

Wipro HOLMESTM helps enterprises hyper-automate processes and offload specific cognitive tasks to the AI platform to gain cost efficiencies, agility and enhanced user experience. Wipro HOLMESTM helps businesses adopt a hybrid mode of operation (i.e., pairing automation and human effort), which is achieved through a combination of virtual agents, predictive systems, cognitive process automation, visual computing applications, knowledge virtualization and AI reasoning.

We also offer automation advisory services to help clients in their journey of AI/automation through designing automation roadmaps and setting up Digital Centers of Excellence for automation initiatives. In addition to the Wipro HOLMESTM platform, we are building a collaboration ecosystem for automation, working with partners such as Robotics Process Automation providers (e.g., Automation Anywhere, Inc.), start-ups (e.g., Avaamo, Inc. and Arago, GmbH) and established partners (e.g., IBM, Amazon.com, Inc., Google LLC, Microsoft Corporation, SAP SE, Oracle Corporation and ServiceNow, Inc.).

For our API and microservices, we have significantly scaled our consulting talent pool and solutions, which includes our Digital Modernization platform.

Connected Intelligence

Connected Intelligence, the third of our four pillars, focuses on driving outcomes through our market leading platforms such as Wipro HOLMES™, Data Discovery Platform, and use-case based AI solutions. Our “connected” capabilities and solutions leverage technologies such as 5G and IoT and are deployed across industries to deliver innovations in areas such as autonomous systems and Industry 4.0.

We continue to invest in scaling end-to-end capabilities across sensors, gateways, connectivity, platforms, analytics, machine learning (“ML”) and artificial intelligence to drive transformation in a hyper-connected world. We are scaling assets and capabilities in emerging areas such as IoT, 5G, and autonomous systems.

Trust

Trust, the fourth pillar, addresses the changing security, privacy, ways of working (virtual, remote and distributed) and regulatory landscape, driven by ubiquitous technology. We use a consulting-led approach in areas such as cyber security, enterprise risk management, data privacy and control assurance. We have leveraged cognitive automation, e.g., automated incident detection and response, to drive security and are building assets such as our cyber defense assurance platform (“CDAP”) and working with security ecosystem partners and governing bodies, such as Cloud Security Alliance and Wipro Ventures Portfolio.

Key enablers underlying our strategy

Our delivery model that enables a virtual, agile, distributed, intelligent and automated enterprise-based on the fundamental principles of distributed, no-shore, agile workforces and a cloud-first approach. Our delivery model enables flexibility anywhere by anyone and will leverage the community model through Topcoder. The model is predicated on seamless connectivity with seamless end-point security, access from anywhere and real-time collaboration in every workflow.

Focus on Talent

Our Talent strategy is predicated on scaling global, diverse, local and distributed talent, including scaling p/X-shaped talent, product managers, scrum masters and full stack engineers with a product-centric mindset with creative talent to deliver innovation with impact.

Products, Platforms and Solutions

Underlying our strategy is our focused execution approach and investment rigor. We have a robust product and platform portfolio of cross-industry and industry-specific platforms and products. For example, we have solutions and platforms which have increased relevance during the COVID-19 pandemic, such as Virtuadesk (virtual desktop), cloud studios that enable secure and effective cloud migration, our Topcoder platform enabling TaaS, Wipro HOLMESTM solutions for remote working and drug discovery, as well as our cyber defense platform. We are also scaling and building industry platforms and solutions that are delivered in an as-a-service construct. Examples of our domain and industry intellectual property (“IP”) are Netoxygen in our Banking, Financial Services and Insurance business unit and Medicare Advantage in our Health Business Unit.

Open Innovation

Open Innovation is about engaging with the “external innovation” ecosystem to tap leading-edge innovation and disruptive technologies to bring the best solutions to our clients. It is about tapping the global innovation network through vehicles such as Wipro Ventures, Research Partnerships and Horizon Program, crowdsourcing models, such as Topcoder and M&A.

•

Wipro Ventures: The strategic investment arm of Wipro, Wipro Ventures invests in early- to mid-stage enterprise software startups. Wipro Ventures was launched as a $100 million Fund in early 2015. In February 2020, Wipro Ventures received an additional allocation of $150 million for Wipro Ventures Fund II. As of March 31, 2020, Wipro Ventures has active investments in and partnered with 14 startups in the following areas – AI (Avaamo, Inc., Vicarious FPC, Inc.), Business Commerce (Tradeshift, Inc.), Cybersecurity (IntSights Cyber Intelligence Ltd., Vectra Networks, Inc. CyCognito, CloudKnox), Data Management (Incorta), Industrial IoT (Altizon Systems Private Ltd.), Fraud and Risk Mitigation, Testing Automation (Headspin, Inc., Tricentis GmbH, Sealights) and Cloud Infrastructure (CloudGenix, Moogsoft). In addition to direct investments in emerging startups, Wipro Ventures has invested in five enterprise-focused venture funds: B Capital, TLV Partners, Work-Bench Ventures, Glilot Capital Partners and Boldstart Ventures.

•

Research Partnerships: Collaboration with academic institutions and associations in the United States, Europe, Israel and India in the fields of computer and electrical engineering to promote innovative technology research and capability.

•

Horizon Program: The goal of the Horizon Program is to drive organic incubation in emerging areas covering products, platforms, solutions and capabilities. In order to achieve this objective, we are investing in key areas such as AI, robotics, software-defined everything, autonomous vehicle, connected cars, digital twins, cybersecurity, Industry 4.0 and industry solutions such as cargo management. During the year ended March 31, 2020, we funded 12 projects as part of this program.

•

Crowdsourcing (Topcoder): A community and crowdsourcing platform with over one million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, digital experience (“DX”), Quality as a Service (“QaaS”), workforce transformation, TaaS and hybrid (certified) communities. We are also using the Topcoder Hybrid Crowd Platform to scale and engage in-house talent pools in emerging technologies such as Full Stack, DevOps, AI/ML, Cloud, Analytics and other Digital skills with our internal TopGear hybrid community. It also acts as a structured learning path for accounts providing hands-on experience across more than 200 skills. We are creating a pool of Challenge Architects, Topcoder Co-pilots and Reviewers to expand the percentage of work delivered through crowdsourcing.

•

Partner Ecosystem: We have a dedicated unit to drive and deepen our partner ecosystem and to drive creation of new markets and solutions, expand in key verticals and geographies, drive innovation in our offerings and drive go-to-market outcomes. We have subdivided the partner ecosystem into the following categories:

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

Operating Segment Overview

Our business comprises of the IT Services, IT Products and ISRE segments. The ISRE segment consists of IT services offerings to ISRE Customers. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2018	2019	2020
	(₹ in millions)
IT Services	517,716	568,253	594,041
IT Products	17,998	12,312	11,010
ISRE	10,694	8,544	8,400
Reconciling items	(49)	(49)	(50)

	546,359	589,060	613,401

Our revenues for the last three fiscal years by geographic areas are as follows:

	Year ended March 31,
	2018	2019	2020
	(₹ in millions)
India	43,099	30,999	30,158
Americas	283,515	325,432	352,319
Europe	138,597	147,074	144,876
Rest of the world	81,148	85,555	86,048

	546,359	589,060	613,401

Additionally, we provide our IT Services segment revenue and results by industry verticals. Our industry verticals are subject to change and may vary depending on industry trends. Please see Note 34 of the Notes to Consolidated Financial Statements for additional information regarding our segments and IT Services verticals.

IT Services Offerings

We are a leading provider of IT services to enterprises across the globe. We provide a range of services, which include digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. We offer these services globally leveraging our products, platforms and solutions through a team of over 175,000 employees using our global delivery model. Our key service offerings are outlined below:

•	Application Services

•

Digital: Wipro Digital, the digital unit of Wipro, has worked to establish itself as the go-to partner for companies seeking to leverage modern technologies to attract, engage and retain customers. Enterprises have embraced digital transformation as core to their business, transforming their business models and technology platforms, while investing in innovations to fuel their future products, services and success.

Wipro Digital was launched with an objective to help clients operate at the intersection of strategy, design and engineering. Clients continue to recognize our ability to help them transform from the inside out as well as from the outside in. This objective is more relevant today than ever, as enterprises seek to build agility into their business so they can find success amid fast-changing and uncertain times.

We are enabling our clients to expand their definition of agility from customer responsiveness to financial and talent agility. Our Design and Data-led Agile approach helps clients identify, prioritize and invest in promising programs by sensing and responding to market success. Our ‘Agile Anywhere’ delivery model supports the talent model that clients increasingly seek. This model enables us to deliver services from distributed locations with visibility and high productivity. This model integrates with Topcoder, the world’s largest crowdsourcing community, to provide talent solutions at a global scale to our clients.

Our end-to-end offerings can be categorized into five themes: Product Strategy and Design, IT Operating Model Transformation, Digital CMO, Intelligent Processes, and High-Performance Software Engineering. These areas account for a large part of our clients’ investment and attention, and we are able to deliver value in these areas cohesively from a single unit, Wipro Digital.

Cloud services are one of the biggest change catalysts and a common thread across digital initiatives for our clients. During the past year, we embraced this trend. Through Wipro Digital, we created a seamless transformation and digitization partner for clients by combining our existing capabilities in design, strategy, and engineering with Application Services expertise in cloud, modernization and application management services.

Intelligent processes for customers and employees, enabled by advanced artificial intelligence, are a second change catalyst. We have integrated the use of Wipro HOLMESTM for Business with our Intelligent Process Automation consulting and engineering practices to offer business function-specific solutions powered by advanced AI.

Wipro Digital is also well positioned to help customers navigate uncertainty and transform business environments. The importance of technology and digitization in enabling individuals and companies in their work has never been greater. Our capabilities and thought leadership are designed to help companies minimize business disruptions while considering their employees’ well-being. Applicable across various industries, Wipro Digital is focused on four critical aspects of business continuity to help enterprises react, recover and retain their organizational agility. These four key areas are: managing the employee and workforce experience, leveraging digital technologies, optimizing and reimagining IT, and increasing organizational resilience.

•

Cloud Enterprise Platforms (“CEP”): Digital transformation, at its core, involves application of digital technologies to reimagine businesses and their models by fundamentally changing how value is generated by the enterprise (Digital Ox), and how value is delivered to the consumer (Digital Cx). Enterprise applications provide a strong IT backbone to organizations. Many of these organizations are grappling with technical debt from legacy systems that are unable to scale and support the agility needed by modern businesses.

Wipro has a rich set of customers with whom we have been engaged for several years, gaining profound knowledge of their domains and processes. This presents a unique opportunity for CEP to drive the “digital flip” of their enterprise applications and enable the digital transformation of their businesses.

CEP is comprised of five units: SAP, Oracle, Salesforce/Appirio Cloud Services, Microsoft Dynamics and Process Transformation and Growth.

The SAP and Oracle units each offer end-to-end services for SAP and Oracle stack both on-premises and on cloud platforms, towards application modernization and digital transformation. In SAP services, we are increasing focus on SAP S/4HANA, SAP Leonardo, cloud applications and platform migration. For Oracle services, we are increasing focus on Oracle cloud and industry solutions.

In the Process Transformation and Growth Practices unit, the Process Transformation group provides advisory services to transform clients’ business processes such as Record-to-Report, Order-to-Cash, Procure-to-Pay and Hire-to-Retire. The Growth Practices group helps customers adopt SaaS based solutions across growing cloud platforms such as Infor, ServiceNow, Zuora, Coupa, iCertis and Kinaxis, among others.

CEP focuses on driving application transformation with contextual solutions for our customers from front office to back office by combining consulting, design and development, continuous testing and integration, automation and operational excellence across all industries.

•

Cloud and Infrastructure Services (“CIS”): CIS is an end-to-end cloud and IT infrastructure services provider that helps global clients accelerate their digital journey. Our offerings include public and hybrid cloud/modern datacenter solutions, software-defined, DevOps and micro-services, Digital workplace services, ‘connected intelligence’ services including Digital intent-aware network, IoT and 5G across advisory and consulting, transformation and system integration, business continuity services, testing and managed services. Through industry recognized IPs, assets and accelerators such as BoundaryLess Enterprise (BLE), Wipro Virtuadesk™

(VDI), CloudStudio, Wipro Smart i-Connect™ (IOT), WANFreedom (SD-WAN), Wipro HOLMES™ (intelligent automation), AppAnywhere and FluidIT, our investment in IP, a comprehensive partner ecosystem and our skills in emerging technologies like software-defined everything, opensource, DevOps and IoT ensure that we are a one-stop shop for all cloud and IT infrastructure needs.

•

Industrial and Engineering Services (“IES”): IES is the driver of our engineering services portfolio and facilitates more than 375 clients across multiple industries and/or verticals by providing a platform to innovate and engineer the products, platforms and technologies at scale. This platform of services offerings, called “EngineeringNXT”, combines the maturity of engineering processes, the passion for latest technology and the access to a diverse ecosystem to deliver value to customers at various stages of the product or platform life cycle.

Over the years, IES has created value with our engineering services offerings for numerous multinational corporations by engineering innovative customer experiences, personalizing products and technologies for new markets, integrating next-generation technologies, facilitating faster time to market and ensuring global product compliance. Today, with more than 400 patents, IES continues to deliver these services by leveraging its innovative solutions, engineering processes and delivery excellence across the spectrum, covering connectivity (wireless technologies), Cloud and Data Platforms, Systems Design, very-large-scale integration (“VLSI”), next generation software development and testing, electronic data system (“EDS”), PLM, IoT and Industry 4.0.

•

Data, Analytics and AI: As a preferred partner for our customers’ data and insights transformations, we help them in their journey to transform into intelligent enterprises by automating decision making, powered by insights and driven by rich datasets. Wipro leverages AI, ML, advanced analytics, big data and information management capabilities to deliver measurable business outcomes across customers’ journey from data to decisions, focusing on:

•

Insights transformation – Transforming legacy decision-making processes into modern, elastic and AI and ML driven, insights-centric capabilities that enable smarter processes. This ensures that our clients get pertinent insights in real-time to the right decision-makers to fuel innovation, productivity and investment, as their organizations become intelligent enterprises.

•

Data transformation – Helping clients adopt modern data platforms, processes and methods in on-premises, cloud and hybrid ecosystems to support analytics, AI and ML workloads through a set of themes that brings transformative change to the data landscape.

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

•

Digital Operations and Platforms (“DO&P”): Wipro is a leader in providing next generation technology-led business process services to global enterprises. Our mission is to drive superior customer experience and maximize returns by bringing down operating costs and improving efficiency, quality and productivity. In an era of heightened competition, we help drive faster benefit realization and competitive advantage. We manage operations across all industries. Our process excellence and domain expertise helps us reimagine, redesign, standardize and transform business processes to maximize returns. This, combined with our enterprise operations transformation, has successfully helped clients leverage and deliver benefits from robotics process automation (“RPA”), AI, analytics and other emerging technologies. Some of our leading offerings are:

•

Digital Customer Experience: Our analytics powered customer service platform that resolves low complexity interactions via AI chatbots. Complex calls are directed to our subject matter experts with high first call resolution. We also leverage AR and VR in customer care.

•	Supply Chain Management: RPA and AI automate our end-to-end order management platform for more than 15 million annual transactions we currently process.

•	Finance and Accounting: We manage end-to-end finance and accounting services for global clients, delivering benefits through smart operations.

•	Marketing-as-a-Service : We manage marketing operations to cover both above and below the line marketing operations across design, content management, social media marketing, analytics, and more.

•	Trust and Safety: We help companies with online presences monitor, police and prevent fraudulent behavior.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our client project engagements as measured by revenues.

	Number of clients in
Per client revenue (US$)*	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2020
1-3 million	238	232	233
3-5 million	89	77	81
5-50 million	229	221	220
50-100 million	31	31	25
> 100 million	8	10	15

Total > 1 million	595	571	574

*

Note: During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. The Company is now organized into three operating segments: IT Services, IT Products and ISRE. Comparative information has been restated to give effect to these changes.

The largest client of our IT Services business accounted for 3.2%, 3.7% and 3.2% of revenues from the IT Services business as a whole for the years ended March 31, 2018, 2019 and 2020. The five largest clients of our IT Services business accounted for 11.4%, 12.7% and 12.8% of our total IT Services revenues for the years ended March 31, 2018, 2019 and 2020, respectively.

IT Services Sales and Marketing:

We sell and market our IT services through our direct sales force. Our customer facing functions are predominantly locally staffed in markets such as the U.S., Latin America, continental Europe, U.K., India, the Middle East and Africa. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

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

In a program we call “OneVoice,” we are enabling our sales teams to sell our Digital services to ensure that we are digital partners for our key customers. We seek to position ourselves as a strategic solutions provider that has the resources and capabilities to provide a comprehensive range of IT services.

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

2.

Crowdsourcing (Topcoder): A community and crowdsourcing platform with of over one million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, DX, QaaS, workforce transformation, TaaS and hybrid (certified) communities.

3.	Wipro Digital’s integrated propositions in customer mapping and interaction, seamless integration and data science and insight differentiate its approach with customer journey engineering.

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

9.	Our ability to access, attract and retain highly skilled personnel across key markets.

10.	Our emphasis on engaging the culture of our new age acquisitions and integrating these technologies with our executional experience and service offerings to maximize synergies for our clients.

11.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

12.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

13.	Our commitment to the highest levels of corporate governance.

IT Services Industry Verticals

For the year ended March 31, 2020, our IT Services business is organized into the following seven industry verticals:

1.	Banking, Financial Services and Insurance

2.	Health Business Unit

3.	Consumer Business Unit

4.	Energy, Natural Resources and Utilities

5.	Manufacturing

6.	Technology

7.	Communications

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

•

Health Business Unit (“Health BU”): Health BU is focused on creating superior experiences, efficiency and outcomes across the healthcare continuum. Wipro’s innovation ecosystem integrates the best in technology, strategy, and design and is the perfect partner to enterprises working to deliver better patient outcomes. Shifting the focus from process-first to people-first, we are working to reshape healthcare and life sciences around human-shaped experiences.

•

Consumer Business Unit (“CBU”): CBU offers a full array of innovative solutions and services to cater to the entire value chain where the consumer is at the core, through a blend of domain knowledge, technology expertise and delivery excellence. We offer an integrated environment that allows organizations to model, optimize, forecast, budget, execute, manage and measure product, and customer performance across the globe. Our domain specialists work with customers to provide strong consumer-centric insights and project execution skills that maximize value for our customers’ technology investments across retail and distribution, consumer packaged goods, transportation, travel and hospitality, media and education, the new age segment and the public sector.

•

Energy, Natural Resources and Utilities (“ENU”): Our in-depth understanding of the energy sector has equipped us to help oil and gas, utilities and mining customers to transform their assets, consumers, workforce and businesses by adopting digital technologies. We actively partner with customers to help them navigate the transition to digital. Building on this experience and capability, we have expanded our customer base to smart infrastructure industries, such as airports, engineering, facilities, real estate management and construction. Analysts have recognized the ENU business unit as an industry leader and major player for delivering great customer and digital experiences in critical industry domain areas.

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

•

Technology (“TECH”): Companies across the high-tech value chain; from the silicon providers to software companies, are serviced by Wipro’s TECH business unit. Our extensive customer portfolio includes marquee companies in semiconductors, compute and storage, networking and edge, peripherals, consumer electronics, software products and gaming. We help our customers transition to new business models by helping them build digital products and solutions, digitize their operations, enable their digital marketing and servitization strategies, and transform their business model to an “As a Service” model. With extensive focus on 5G, IOT, Analytics, AI, Edge and cloud native based solutions we bring together an ecosystem of expertise to build IP, platforms and domain/industry-focused solutions that help our customers reach their business goals. Our deep domain knowledge, wide range of service offerings, investments and capabilities in cybersecurity, cloud, open source and next generation engineering services and solutions has positioned us as a top integrated hardware and software research and engineering service provider.

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

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2020, we had one customer that accounted for 21.9% of our overall IT Products segment revenue.

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

ISRE Customers

We have customers across the GoI, Indian State Governments and in industry segments such as BFSI and ENU in the form of corporate entities where more than 51% of the paid-up capital is held by the Central and/or State governments of India. We work with multiple ISRE customers and our top two ISRE customers contributed approximately 27% of our ISRE revenues for the year ended March 31, 2020. Our largest ISRE customer and second largest ISRE customer accounted for 15.9% and 11.1%, respectively, of our overall ISRE segment revenue for the year ended March 31, 2020.

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

The following factors differentiate us from our competition:

1.	Our deep technology knowledge and domain expertise specifically in BFSI and ENU.

2.	Our strong partnership with key alliance partners including hardware and software partners.

3.	Significant experience in successfully delivering key marquee programs and strong referenceability across the ISRE sector.

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

As of March 31, 2020, we have 741 registered patents in various countries. We have filed 255 patents during the year ended March 31, 2020 and currently have approximately 1,560 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2020, we held 365 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 60 trademark applications are pending for registration in various jurisdictions across the world.

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

Effect of Government Regulation on our Business

Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the GoI. We benefit from certain tax incentives promulgated by the GoI, including the export of IT services from SEZs. As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities.

Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislations from the RBI, Securities and Exchange Board of India and/or the Ministry of Finance of the GoI to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the Securities and Exchange Board of India to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

We are also subject to several legislative provisions relating to environmental protection, pollution control, essential commodities and operation of manufacturing facilities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Refer to Note 32 of the Notes to Consolidated Financial Statements for information on organizational structure of the Company.

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. The offices are approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 23.80 million square feet of land for future expansion plans. We have 17.94 million square feet of owned software development facilities in India and over 6.16 million square feet of leased software development premises in India.

We have approximately 2.80 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.24 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.

We incurred total cash outflow of ₹21,870 million, ₹22,781 million and ₹23,497 million on capital expenditure during the fiscal years ended March 31, 2018, 2019 and 2020, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 72 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 163 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

We have two manufacturing sites, which are approximately 0.3 million square feet and approximately 0.1 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have taken the other facility located in Kotdwar, India on a long-term lease.

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2020, we had contractual commitments of ₹14,001 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

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

Overview

Wipro Limited is a leading global IT, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Trend Information

Due to the uncertainty around the course of the COVID-19 pandemic, we are currently unable to predict the extent to which the pandemic will disrupt our business and operations. In March 2020, as the COVID-19 pandemic rapidly spread, governments across the world announced public health measures, including complete or partial lockdowns restricting movement of people, goods and services. Economic activity was severely impacted, including disrupting the businesses of our customers.

As a response to COVID-19, we activated our COVID-19 Global Crisis Management task force in early March 2020. The task force is chaired by our Chief Operating Officer and consists of several cross-functional teams, including business continuity, Chief Information Officer (“CIO”) and cybersecurity. Most of our employees were quickly asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. While various cybersecurity control mechanisms are deployed and periodically reinforced, security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence hosted both in cloud and on premises with work from home arrangements. In parallel to our employees working from home, we reached out to our customers, briefed them of the measures we were adopting and sought their approval. Through these efforts, we have been able to continue to support the majority of our customers.

Our teams have settled into the new ways of working and our managers are tracking employee welfare, productivity and customer service delivery progress through the use of various tools, and we are collaborating with our customers on delivering on our commitments. However, the markets we serve continue to undergo massive disruptions due to the COVID-19 pandemic. Unlike past financial crises, triggered by weaknesses in capital markets, COVID-19 is a public health crisis that has necessitated restrictions on social interactions across the globe, leading to significant economic uncertainty across all industries. The IMF predicts that the global economy will shrink by 3% in the year 2020. Ultimately, the economic fallout of and the subsequent recovery from COVID-19 will depend on multiple factors, such as recovery driven by containment efforts, supply chain disruptions, impact of lockdowns, repercussions of the dramatic tightening in global financial markets, shifts in consumer behaviour and spending patterns and volatile commodity prices, including oil prices.

The continued spread of COVID-19, and any related adverse public health developments, could adversely affect workforces, customers, economies and financial markets globally, potentially leading to further economic downturn. This could decrease technology spending, adversely affect demand for our products, increase pricing pressure including customer requests for price discounts and supply-side constraints, impact cash conversion cycles and otherwise harm our business and results of operations. The conditions caused by the COVID-19 can also affect the rate of customer spending, including through cancellations or ramp-downs of existing projects, increased requests for furloughs, customers’ decreased ability or willingness to purchase our offerings, delays to prospective customers’ purchasing decisions, adverse impacts on our ability to provide on-site services to our customers or delays to the provisioning of our offerings, including due to various travel restrictions, all of which could adversely affect our business and overall financial performance.

There is uncertainty caused by COVID-19 across sectors and in all geographies that we operate in. Economic activity has slowed and nearly all of our industry verticals are likely to be impacted in the short term, and recovery may be staggered across sectors depending on the course of the pandemic. This is likely to have a significant impact on our customers’ earnings and their IT spending with us. The potential impact to our results going forward will depend to a large extent on future developments regarding COVID-19 that cannot be accurately predicted at this time, including the duration and severity of the pandemic, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and vendors.

IT Services: Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the NASSCOM Report, IT export revenues from India grew by 8.1% to an estimated $147 billion in fiscal year 2020. India’s IT industry grew by 7.7% to reach $191 billion during the year ended March 31, 2020. According to the NASSCOM Report, “Digital” continues to drive growth (more than 50% of growth in fiscal year 2020) and now contributes $51 billion to the overall IT industry in India. Technologies such as industrial automation, robotics, cloud, IoT, AR/VR and blockchain continue to fuel growth.

Growth in core traditional services revenues are expected to be moderate, whereas digital technology is continuing to gain prominence due to increased technology adoption by governments and businesses upgrading platforms, products and solutions to enhance the consumer experience. The markets we serve continue to undergo rapid changes due to the pace of development in technology, innovation in business models and changes in clients’ sourcing strategies. Digital business has changed the nature of demand for IT services. Big data and analytics, cloud computing, cybersecurity and advanced technologies such as AI, ML, IoT, robotics, and 3D printing are profoundly impacting enterprise, government and end consumer segments by enabling new business opportunities across sectors. Two-thirds of enterprises are building cloud native applications to support cloud-based AI-workloads and AI-powered business models.

We have invested in developing intellectual property (“IP”) across products, platforms, frameworks, solutions, components, accelerators, tools and applications. Our IP has enabled us to provide standardized solutions to our customers and obtain significant time-to-market advantages over the previous customized solutions which incurred higher costs and required a longer time to develop. An example of our IP is Wipro HOLMESTM, an artificial intelligence platform. Further, we have invested in acquiring new technology and skills. In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company and a world leader in CAD and PLM interoperability software services;

•	Rational Interaction, Inc., a full-service digital CX solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency;

•	Cooper Software Inc., an award-winning design and business strategy consultancy, which expands our digital reach in North America and adding capabilities in professional design education; and

•	InfoSERVER S.A., an IT services provider providing custom application development and software deployment services in the Brazilian market.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2020 is 30.1%. We anticipate challenges in significantly improving our gross profits largely due to the following reasons:

•	Limited ability of the market to accept increase in prices;

•	Customer demand for price discounts and productivity improvement;

•	Loss of revenue due to vendor consolidation at customer end;

•	Lower utilization rates for our resources arising from reduction in demand for our services from customer or contract terminations;

•	Regular increases in salaries, a cost which accounts for a major part of our expense line;

•	The impact of exchange rate fluctuations on our Indian Rupee realizations;

•	Higher investment in research and development and other emerging technology areas;

•	Investment in acquisitions with potentially lower contribution to margins; and

•

In the short term, there may be a decrease in gross margins due to any decrease in technology spending, lower demand for IT products, lower rate of customer spending, delay in customers’ purchasing decisions resulting from the ongoing COVID-19 pandemic.

In response to COVID-19, we are focusing on various cost optimization initiatives, including:

•	Re-skilling and re-deployment of our workforce from our existing pool of talent, and new hiring will be done only for business-critical reasons;

•	Optimization of costs relating to travel, facilities and other discretionary spends like marketing events;

•	Deferment of annual increases in salary and progression cycles; and

•	Optimization of our variable workforce (i.e., sub-contractors), including replacing them with our existing internal pool of talent.

In response to the increased competition in the market place for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing premium services across the Digital value-chain, including consulting and advisory, strategy, design, cloud and connected offerings;

•	Investing in non-linearity through our IP portfolio that de-link the linear relationship between revenue and efforts expended;

•	Investing in customer experience to establish deeper client relationships and provide a wider range of services;

•	Aligning our resources to expected demand and pivoting ourselves to meet new opportunities;

•	Leveraging Wipro HOLMESTM to increase use of automation within our client organizations to gain cost efficiencies, agility and enhanced user experiences;

•	Using next-generation technology-led business process services to drive superior customer experience and maximize returns and bring down operating costs

•	Driving revenue and cost synergies of acquired businesses; and

•	Emphasizing a talent and delivery model to increase the utilization of our IT professionals.

IT Products: The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, - the domestic market in India for hardware was estimated to be $16 billion in fiscal year 2020. The emergence of cloud computing technologies is negatively affecting the demand for IT products such as servers. In our IT Products segment, we continue to experience pricing pressures due to increased competition among IT companies. Our IT Products segment is subject to seasonal fluctuations. Our IT Products revenue is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment and macroeconomic factors. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for SI engagements. Accordingly, our revenue, operating income and profit for our IT Products segment have varied significantly in the past and we expect that they are likely to vary in the future.

ISRE: In the government sector, spending on IT and IT services is expected to grow much faster in the coming years given the focus on “Digital India” initiative by the GoI. Digital India is a flagship program of the GoI with a vision to transform India into a digitally empowered society and knowledge economy. Some of the key initiatives by GoI include Smart City Projects, Aadhar, GSTN, internet infrastructure (Wifi-hotspots), and financial inclusion initiatives such as mobile-banking, e-wallets, digital payments and lending and eKYC, among others. The GoI is also driving large scale transformation by adopting cloud technologies and a mobile-first approach. Our ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by ISRE Customers. During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Comparative historical information included in this Annual Report has been restated to give effect to this change in our operating segments.

In response to COVID-19, the GoI is now prioritizing investments to fight disease prevention, for outbreak management and to create an infrastructure for early detection, tracking and effective response management. Emerging technologies such as geographic information systems, big data analytics, artificial intelligence, machine learning, blockchain, facial recognition, image analytics, drone-based surveillance and IoT enablement will be used to achieve zero touch operations and enhanced service delivery. Most of the GoI processes and working environments, which otherwise would have taken longer to adopt, will now undergo rapid digital transformation. We, therefore, see opportunities around digitization, business process management, ERP, cloud adoption, among other things. However, we also anticipate delays in the GoI decision making processes, particularly for long-term transformation initiatives.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. There is no change in our philosophy on shareholder return.

Cash Dividends: During the year ended March 31, 2019 we declared a dividend of ₹1 per equity share. The cash dividend paid per equity share during the year ended March 31, 2020 was interim dividend of ₹1. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2020.

Buyback of equity shares: During the year ended March 31, 2020, we concluded the buyback of 323,076,923 equity shares at a price of ₹325 ($4.31) per equity share, as approved by the Board of Directors on April 16, 2019 and by shareholders resolution dated June 1, 2019 passed through postal ballot and electronic voting. This has resulted in a total cash outflow of ₹105,000 million ($1,393 million). As a result of the buyback, our share capital has been reduced by ₹646 million ($8.57 million).

Issue of Bonus Equity Shares: During the fiscal year ended March 31, 2019, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every three equity shares held (including ADS holders) as of March 7, 2019, the record date fixed for this purpose. This issue of stock dividend was approved by the shareholders of the Company vide a resolution dated February 22, 2019 which was passed through postal ballot and electronic voting. The Company allotted 1,508,469,180 shares for the bonus issuance.

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2018 and March 31, 2019. Such omitted discussions can be found in Item 5 of our annual report on Form 20-F for the year ended March 31, 2019, filed with the SEC on June 11, 2019.

Our revenues and profits for the years ended March 31, 2019 and 2020 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions except earnings per share data)
Revenue (1)	589,060	613,401	4.13%
Cost of revenue	(413,033)	(436,085)	5.58%
Gross Profit	176,027	177,316	0.73%
Selling and Marketing expenses	(44,510)	(42,907)	(3.60)%
General and administrative expenses	(35,951)	(29,823)	(17.05)%
Other operating income (2)	4,344	1,144	(73.66)%
Operating income	99,910	105,730	5.83%
Profit attributable to equity holders	90,031	97,218	7.98%

As a percentage of revenue:
Selling and marketing expenses	7.56%	6.99%	(57	)bps
General and administrative expenses	6.10%	4.86%	(124	)bps
Gross margin (3)	29.66%	28.85%	(81	)bps
Operating margin (3)	16.84%	17.20%	36	bps
Earnings per share
Basic	14.99	16.67
Diluted	14.95	16.62

(1)

For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is ₹585,845 million and ₹610,232 million for the years ended March 31, 2019 and 2020, respectively. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

(2)	Other operating income represents:

(i)	For the year ended March 31, 2019, net gain on sale of (a) hosted data center services business, and (b) the Workday business and Cornerstone OnDemand business.

(ii)

For the year ended March 31, 2020, (a) change in fair value of the callable units upon partial achievement of business targets pertaining to sale of data center business, and (b) gain on sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden.

Please see Note 26 of the Notes to the Consolidated Financial Statements for additional details.

(3)	Gross margin and operating margin as a percentage of revenue have been calculated by including Other operating income with Revenue.

During the year ended March 31, 2019, we carved out ISRE as a separate, standalone segment from our IT Services business. The Company is now organized into three operating segments: IT Services, IT Products and ISRE. Comparative historical information included in this Annual Report has been restated to give effect to these changes.

Our revenue and segment results are as follows:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Revenue:
IT Services	568,253	594,041	4.54%
IT Products	12,312	11,010	(10.58)%
ISRE	8,544	8,400	(1.69)%
Reconciling items	(49)	(50)	(2.04)%

	589,060	613,401	4.13%

Segments results:
IT Services	102,503	107,685	5.06%
IT Products	(1,047)	(282)	73.07%
ISRE	(1,829)	(1,822)	0.38%
Reconciling items	283	149	(47.35)%

	99,910	105,730	5.83%

Analysis of Results

On April 1, 2019, the Company adopted IFRS 16, Leases, applied to all lease contracts outstanding as of April 1, 2019 using the modified retrospective method by recording the cumulative effect of initial application as an adjustment to retained earnings at the date of initial application. Under this method, the Company has not restated comparative numbers. On adoption of IFRS 16, expenses relating to operating leases (primarily relating to rent on leased premises), which were earlier recorded under “Facilities expenses” have now been recorded under “Depreciation, amortization and impairment”. Further, payment of operating leases which were earlier recorded as operating cash outflow is now recorded as financing cash outflow. For further information on the adoption of IFRS 16, please refer to Notes 3(viii) and New Accounting Standards adopted by the Company in the Notes to the Consolidated Financial Statements.

Results of operations for the years ended March 31, 2020 and 2019

Revenue: Our revenue increased by 4.13%.

The IT Services segment revenue increased by 4.54%. The revenue of all our industry verticals, except for TECH, grew during the year. The growth was led by three of our industry verticals, BFSI, CBU and ENU. The growth in these industry verticals was a result of increase in our differentiated offerings across our geographic and digital capabilities, as well as depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Pound Sterling and Canadian Dollar. Growth was partially offset by a decline in revenues due to the sale of our hosted data center business, divestment of Workday and Cornerstone OnDemand business to Alight Solutions LLC, and the negative impact of COVID-19 on our revenues by an estimated ₹1,055 million to ₹1,206 million ($14 million to $16 million).

Revenue of the IT Products segment declined by 10.58%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than selling standalone IT products and our change in strategy to focus on consulting and digital engagements with ISRE clients rather than SI engagements.

Revenue of the ISRE segment declined by 1.69%, which was primarily due to scaling down of large engagements as we are pivoting our ISRE strategy to focus on consulting and digital engagements and to be selective in bidding for SI projects.

The table below gives our revenue by geographic segments for the year ended March 31, 2019 and 2020:

	Percentage of revenues
	Year ended March 31,
Geographic Segments	2019	2020
India	5%	5%
Americas (1)	55%	57%
Europe	25%	24%
Rest of the world	15%	14%

(1)	The Americas refer to North and South America.

In absolute terms, cost of revenues increased by 5.58% primarily because of increase in employee compensation due to the impact of salary increases, increase in headcount during the year and depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Pound Sterling and Canadian Dollar. This was partially offset by a reduction in sub-contracting/technical fees and a reduction in the cost of hardware and software. The following tables present our cost of revenues:

	Year ended March 31,		Year on Year change
Cost of revenues	2019	2020	2020-19	2020-19
	(₹ in millions)
Employee Compensation	251,818	279,356	27,538	10.94%
Cost of hardware and software	13,567	11,490	(2,077)	(15.31)%
Sub-contracting / technical fees	93,974	89,890	(4,084)	(4.35)%
Travel	13,142	12,775	(367)	(2.79)%
Depreciation, amortization and impairment	14,658	15,590	932	6.36%
Facility expenses	17,390	17,648	258	1.48%
Communication	3,979	4,208	229	5.76%
Others	4,505	5,128	623	13.83%

	413,033	436,085	23,052	5.58%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue decreased by 81 basis points (“bps”).

Our selling and marketing expenses as a percentage of total revenue decreased from 7.56% for the year ended March 31, 2019 to 6.99% for the year ended March 31, 2020. In absolute terms, selling and marketing expenses decreased by 3.60% primarily because in the year ended March 31, 2019, there was an impairment charge on certain intangibles assets recognized on acquisitions. This decrease has been partially offset by the increase in travel expenses in the year ended March 31, 2020 as compared to the year ended March 31, 2019. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year change
Selling and marketing expenses	2019	2020	2020-19	2020-19
	(₹ in millions)
Employee Compensation	30,972	30,763	(209)	(0.67)%
Travel	2,557	3,029	472	18.46%
Depreciation, amortization and impairment	4,712	3,539	(1,173)	(24.89)%
Facility expenses	1,650	737	(913)	(55.33)%
Communication	466	536	70	15.02%
Marketing and brand building	2,714	2,532	(182)	(6.71)%
Others	1,439	1,771	332	23.07%

	44,510	42,907	(1,603)	(3.60)%

Our general and administrative expenses as a percentage of revenue decreased from 6.10% for the year ended March 31, 2019 to 4.86% for the year ended March 31, 2020. In absolute terms, general and administrative expenses decreased by 17.05%, primarily due to charges paid against a one-time settlement of a legal claim against the company included under “Others” in the year ended March 31, 2019. These decreases have been partially offset by the increase in legal and professional fees and travel in the year ended March 31, 2020 as compared to the year ended March 31, 2019. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year change
General and administrative expenses	2019	2020	2020-19	2020-19
	(₹ in millions)
Employee Compensation	16,984	16,452	(532)	(3.13)%
Travel	2,069	2,365	296	14.31%
Facility expenses	3,173	1,348	(1,825)	(57.52)%
Legal and professional fees	3,510	4,156	646	18.40%
Lifetime expected credit loss and provision for deferred contract cost	980	1,043	63	6.43%
Others	9,235	4,459	(4,776)	(51.72)%

	35,951	29,823	(6,128)	(17.05)%

Other operating income:

During the year ended March 31, 2020, we recorded (a) ₹992 million toward change in fair value of the callable units upon partial achievement of first and second year’s business targets pertaining to sale of hosted data center business, and (b) ₹152 million toward gain on sale of assets pertaining to the Workday business and Cornerstone OnDemand business in Portugal, France and Sweden, as “Other operating income.”

During the year ended March 31, 2019, we concluded the sale of our hosted data center services business and Workday business and Cornerstone OnDemand business and reduced our holding in Wipro Airport IT Services Limited. Net gain from the sale of our hosted data center services business, Workday business and Cornerstone OnDemand business, and reduction in our holdings in Wipro Airport IT Services Limited, in the total amount of ₹4,344 million, has been recorded as “Other operating income.”

As a result of the foregoing factors, our operating income increased by 5.83%, from ₹99,910 million for the year ended March 31, 2019 to ₹105,730 million for the year ended March 31, 2020. As a result of the above, our results from operating activities as a percentage of revenue (operating margin) increased by 36 bps from 16.84% to 17.20%.

Finance expenses: Our finance expenses decreased from ₹7,375 million for the year ended March 31, 2019 to ₹7,328 million for the year ended March 31, 2020. This decrease is primarily due to a decrease in interest expenses on repayment of loan during the year ended March 31, 2020, which was partially offset by an increase in interest expense on adoption of IFRS 16. Refer to Notes 3(viii) and New Accounting Standards adopted by the Company in the Notes to the Consolidated Financial Statements for further information on the adoption of IFRS 16.

Finance and other income: Our finance and other income increased from ₹22,923 million for the year ended March 31, 2019 to ₹24,081 million for the year ended March 31, 2020. The increase is primarily due to an increase in interest income by ₹1,503 million during the year ended March 31, 2020 as compared to the year ended March 31, 2019.

Income taxes: Our income taxes decreased by ₹443 million from ₹25,242 million for the year ended March 31, 2019 to ₹24,799 million for the year ended March 31, 2020. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information. Our effective tax rate has decreased from 21.87% for the year ended March 31, 2019 to 20.24% for the year ended March 31, 2020. This decrease is primarily due to changes in Indian tax laws during the year ended March 31, 2020.

Profit attributable to non-controlling interest: It has increased from ₹142 million for the year ended March 31, 2019 to ₹495 million for the year ended March 31, 2020.

As a result of the foregoing factors, our profit attributable to equity holders increased by ₹7,187 million or 7.98%, from ₹90,031 million for the year ended March 31, 2019 to ₹97,218 million for the year ended March 31, 2020.

Segment Analysis

Our business comprises of the IT Services, IT Products and ISRE segments.

The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and ISRE Customers. During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily SI projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Comparative information included in this Annual Report has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Services offerings to customers organized by industry verticals. During the year ended March 31, 2020, our industry verticals were as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business Unit (“Health BU”), Consumer Business Unit (“CBU”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

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

ISRE: This segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and/or any Indian State Governments. Most ISRE deals come in the form of tender process, with little room to negotiate the terms and conditions.

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by industry verticals for the IT Services segment for the years ended March 31, 2019 and 2020 are as follows:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Revenue:
IT Services industry verticals
BFSI	175,262	184,457	5.25%
Health BU	75,081	78,240	4.21%
CBU	89,313	97,008	8.62%
ENU	72,830	76,443	4.96%
TECH	76,591	75,895	(0.91)%
MFG	46,496	48,158	3.57%
COMM	32,680	33,840	3.55%

	568,253	594,041	4.54%

Segments Result:
IT Services industry verticals
BFSI	33,831	34,132	0.89%
Health BU	8,638	12,027	39.23%
CBU	16,828	16,729	(0.59)%
ENU	7,081	12,176	71.95%
TECH	15,916	14,312	(10.08)%
MFG	8,327	9,252	11.11%
COMM	4,396	5,336	21.38%
Unallocated	3,142	2,577	(17.98)%
Other Operating Income	4,344	1,144	(73.66)%

	102,503	107,685	5.06%

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 96.4% and 96.8% of our total revenue for the years ended March 31, 2019 and 2020, respectively and 102.6% and 101.8% of our operating income for the years ended March 31, 2019 and 2020, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Revenue (1)	568,253	594,041	4.54%
Cost of revenue	(390,197)	(415,253)	6.42%
Gross Profit	178,056	178,788	0.41%
Selling and Marketing expenses	(44,207)	(42,412)	(4.06)%
General and administrative expenses	(35,690)	(29,835)	(16.41)%
Other operating income	4,344	1,144	(73.66)%
Segment Results (2)	102,503	107,685	5.06%
As a percentage of revenue:
Selling and marketing expenses	7.78%	7.14%	(64	)bps
General and administrative expenses	6.28%	5.02%	(126	)bps
Gross margin (3)	31.10%	30.04%	(106	)bps
Segment Results (3)	17.90%	18.09%	19	bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹3,208 million and ₹3,232 million for the years ended March 31, 2019 and 2020, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

(2)

Includes Other operating income, which is being included to present the effect from the sale of hosted data center business and Workday business and Cornerstone OnDemand business, in the year ended March 31, 2019 and, in the year ended March 31, 2020, the Company’s concluding the sale of assets pertaining to the Workday business and Cornerstone OnDemand business in Portugal, France and Sweden and the recognized change in fair value of the callable units upon partial achievement of business targets pertaining to sale of the hosted data center business.

(3)	Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income with Segment Revenue.

Note: Comparative information has been restated to give effect to the change due to carving out of ISRE. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by IT Services industry verticals, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2019		2020
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Industry verticals
BFSI	30.8%	33.0%	31.0%	31.7%
Health BU	13.2%	8.4%	13.2%	11.2%
CBU	15.7%	16.4%	16.3%	15.5%
ENU	12.8%	6.9%	12.9%	11.3%
TECH	13.5%	15.6%	12.8%	13.3%
MFG	8.2%	8.1%	8.1%	8.6%
COMM	5.8%	4.3%	5.7%	5.0%
Unallocated	NA	3.1%	NA	2.3%
Other Operating Income	NA	4.2%	NA	1.1%

The IT Services segment revenue increased by 4.54%. Revenue for all our industry verticals, except for TECH, grew during the year ended March 31, 2020. The growth was led by three of our industry verticals, BFSI, CBU and ENU. The growth in these industry verticals was a result of increasing our differentiated offerings across our geographic and digital capabilities, as well as depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Pound Sterling and Canadian Dollar. Growth was partially offset by a decline in revenues due to the sale of our hosted data center business, divestment of Workday business and Cornerstone OnDemand business to Alight Solutions LLC and the negative impact of COVID-19 on our revenues by an estimated ₹1,055 million to ₹1,206 million ($14 million to $16 million).

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 106 bps, primarily because of increases in employee compensation due to salary increases, increase in headcount during the year and depreciation of the Indian Rupee against foreign currencies, including the U.S. Dollar, Euro, United Kingdom Pound Sterling and Canadian Dollar. This was partially offset by a reduction in sub-contracting/technical fees.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 7.78% for the year ended March 31, 2019 to 7.14% for the year ended March 31, 2020. In absolute terms, selling and marketing expenses decreased by ₹1,795 million primarily because of an impairment charge on certain intangibles assets recognized on acquisitions in the year ended March 31, 2019. This decrease has been offset by the increase in travel expense in the year ended March 31, 2020 as compared to the year ended March 31, 2019.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 6.28% for the year ended March 31, 2019 to 5.02% for the year ended March 31, 2020. In absolute terms, general and administrative expenses decreased by ₹5,855 million, primarily due to charges paid against a one-time settlement of a legal claim against the company in the year ended March 31, 2019. This was offset by an increase in legal and professional fees.

During the year ended March 31, 2020, we recorded (a) ₹992 million toward change in fair value of the callable units upon partial achievement of first and second year’s business targets pertaining to sale of hosted data center business, and (b) ₹152 million toward gain on sale of assets pertaining to the Workday business and Cornerstone OnDemand business in Portugal, France and Sweden, as “Other operating income”.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 19 bps, from 17.90% to 18.09%. In absolute terms, the segment results of our IT Services segment increased by 5.06%.

IT Products

While we focus on being a strategic provider of IT services, we provide IT products as a complement to our IT services offerings. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions. Revenue from the hardware products and software licenses sold is recorded under the IT Products segment. We have diverse range of clients across all major industries, primarily in the India and Middle East market.

Our IT Products segment accounted for 2.1% and 1.8% of our revenue for the years ended March 31, 2019 and 2020, respectively, and (1.0)% and (0.3)% of our operating income for each of the years ended March 31, 2019 and 2020, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Revenue (1)	12,312	11,010	(10.58)%
Cost of revenue	(12,567)	(10,890)	(13.34)%
Gross Profit	(255)	120	147.06%
Selling and Marketing expenses	(168)	(274)	63.10%
General and administrative expenses	(624)	(128)	(79.49)%
Segment Results	(1,047)	(282)	73.07%
As a percentage of revenue:
Selling and marketing expenses	1.36%	2.49%	113	bps
General and administrative expenses	5.06%	1.16%	(390	)bps
Gross margin	(2.07)%	1.09%	316	bps
Segment Results	(8.50)%	(2.56)%	594	bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹(2) million and ₹(26) million for the years ended March 31, 2019 and 2020, respectively, in revenue. Further, finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue from the IT Products segment decreased by 10.58%. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than sell standalone IT products, and our adoption of a more selective approach in bidding for SI engagements.

Our gross profit as a percentage of our IT Products segment revenue increased by 316 bps, primarily because of optimization in cost of delivery in certain customer contracts and reduction in sub-contracting/technical fees.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 1.36% for the year ended March 31, 2019 to 2.49% for the year ended March 31, 2020. In absolute terms, selling and marketing expenses increased by ₹106 million.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 5.06% for the year ended March 31, 2019 to 1.16% for the year ended March 31, 2020. In absolute terms, general and administrative expenses decreased by ₹496 million primarily on account of decrease in lifetime expected credit loss.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a loss of ₹282 million for the year ended March 31, 2020 as compared to segment loss of ₹1,047 million for the year ended March 31, 2019.

ISRE

Our ISRE segment accounted for 1.5% and 1.4% of our revenue for the years ended March 31, 2019 and 2020, respectively, and (1.8)% and (1.7)% of our operating income for each of the years ended March 31, 2019 and 2020, respectively.

Operating results of the ISRE segment are as follows:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Revenue (1)	8,544	8,400	(1.69)%
Cost of revenue	(9,926)	(9,460)	(4.69)%
Gross Profit	(1,382)	(1,060)	23.30%
Selling and Marketing expenses	(294)	(368)	25.17%
General and administrative expenses	(153)	(394)	157.52%
Segment Results	(1,829)	(1,822)	0.38%
As a percentage of revenue:
Selling and marketing expenses	3.44%	4.38%	94	bps
General and administrative expenses	1.79%	4.69%	290	bps
Gross Margins	(16.18)%	(12.62)%	356	bps
Segment Results	(21.41)%	(21.69)%	(28	)bps

(1)

Finance income on deferred consideration earned under multi-year payment terms in certain total outsourcing contracts is included in the revenue of the respective segment and is eliminated under reconciling items. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue from the ISRE segment decreased by 1.69%. This was primarily due to scaling down of large engagements and pivoting our ISRE strategy to focus on consulting and digital engagements and to be selective in bidding for SI projects.

Our gross profit as a percentage of our ISRE segment revenue increased by 356 bps, primarily on account of closure of loss-making engagements.

Selling and marketing expenses as a percentage of revenue from our ISRE segment increased from 3.44% for the year ended March 31, 2019 to 4.38% for the year ended March 31, 2020. In absolute terms, selling and marketing expenses increased by ₹74 million, primarily due to increase in employee compensation.

General and administrative expenses as a percentage of revenue from our ISRE segment increased from 1.79% for the year ended March 31, 2019 to 4.69% for the year ended March 31, 2020. In absolute terms, general and administrative expenses increased by ₹241 million. This was primarily on account of increase in lifetime expected credit loss.

As a result of the above, in absolute terms, segment results of our ISRE segment recorded a loss of ₹1,822 million for the year ended March 31, 2020 as compared to a loss of ₹1,829 million for the year ended March 31, 2019.

Acquisitions

Refer to Item 4, and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

Refer to Item 4, and Note 26 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) for the years ended March 31, 2019 and 2020 were ₹3,215 million and ₹3,169 million, respectively.

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

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the United Kingdom Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the Indian rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 14 and 19 of the Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

Income taxes

Our profits for the period earned from providing services at client premises outside India may be subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.

Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated SEZs. The tax holiday for all our Software Technology and Hardware Technology Parks ended in the fiscal year ended March 31, 2011. We continue to be eligible for exemptions from certain other taxes, including customs duties in these Software Technology and Hardware Technology Parks.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our costs will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2034. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹15,390 million and ₹11,963 million for the years ended March 31, 2019 and 2020, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2019 and 2020 was ₹2.56 and ₹2.05, respectively.

In September 2019, the GoI amended the Income Tax Act, 1961 by enacting The Taxation Laws (Amendment) Act, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by foregoing all the deductions available under chapter VI-A and other profit linked deductions under the Income Tax Act, 1961. This option, if exercised, is irrevocable and the corresponding MAT credit available will be lapsed. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to increase in tax outflow and the MAT credit available to us will be lapsed. Further there has been a reduction in the tax rate under MAT provisions from 21.54% to 17.47%.

In March 2004, the Company received a tax demand for the year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 million (including interest of ₹13,832 million). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition before the Supreme Court of India for the years ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Income Tax Act, 1961. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“ITAT”). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel allowed the claim of the Company under section 10A of the Income Tax Act, 1961. The Income tax authorities have filed an appeal before the ITAT.

For the year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹3,286 million (including interest of ₹1,166 million), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹1,030 million (including nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2015, the Company received the final assessment order in October 2019 with an estimated demand of ₹1,347 million (including nil interest), arising primarily on account of capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2016, the Company received the draft assessment order in December 2019 with an estimated demand of ₹704 million (including nil interest), arising primarily on account of capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For the year ended March 31, 2007 to the year ended March 31, 2012, the Company has received tax demand of ₹227 million (including interest of ₹102 million) for non-deduction of tax at source on some payments. The Company has already deposited the demand under protest. The Company received order issued by ITAT, Bengaluru rejecting company’s appeal. The Company has filed an appeal against the order with the Hon’ble High Court of Karnataka within the prescribed timelines. The Company has received a favorable order on this issue from the Hon’ble High Court of Karnataka for the earlier years.

Income tax demands against the Company amounting to ₹66,441 million and ₹77,873 million are not acknowledged as debt as of March 31, 2019 and March 31, 2020, respectively.

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

U.S. tax reform legislation, known colloquially as the “Tax Cuts and Jobs Act”, makes, among other things, significant changes to the rules applicable to the taxation of corporations, such as changing the corporate tax rate to a flat 21% rate, modifying the rules regarding limitations on certain deductions for executive compensation, introducing a capital investment deduction in certain circumstances, placing certain limitations on the interest deduction, modifying the rules regarding the usability of certain net operating losses and adding certain anti-base erosion rules. As a result of the operational structure of the Company, the application of the recently enacted U.S. tax reform legislation did not have a material and adverse impact on our operating results, cash flows and financial condition.

We have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of nil and ₹3,425 million has been recognized in the statement of financial position for the years ended March 31, 2019 and 2020, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year on Year change
	2019	2020	2020-19
	(₹ in millions)
Net cash generated by/(used in):
Operating activities	116,316	100,643	(15,673)
Investing activities	50,126	34,012	(16,114)
Financing activities	(49,369)	(150,998)	(101,629)
Net change in cash and cash equivalents	117,073	(16,343)	(133,416)
Effect of exchange rate changes on cash and cash equivalents	526	1,922	1,396

As of March 31, 2020, we had cash and cash equivalent and short-term investments of ₹334,134 million. Cash and cash equivalent and short-term investments, net of total debt, was ₹256,092 million.

In addition, we have unutilized credit lines of ₹45,404 million. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2020 decreased by ₹15,673 million while profit for the year increased by ₹7,540 million during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements. This was partially offset by income tax refunds for the previous year received during the year ended March 31, 2020.

Cash generated by operating activities for the year ended March 31, 2019 increased by ₹32,083 million while profit for the year increased by ₹10,089 million during the same period. The increase in cash generated by operating activities is primarily due to optimization of working capital.

Cash generated from investing activities for the year ended March 31, 2020 was ₹34,012 million. The cash generated from sale of investments (net of purchases) amounted to ₹34,579 million. Cash utilized for the payment for business acquisitions amounted to ₹10,003 million. We purchased property, plant and equipment amounting to ₹23,497 million which was primarily driven by the growth strategy of the Company

Cash generated from investing activities for the year ended March 31, 2019 was ₹50,126 million. We had a net cash inflow of ₹26,103 million from the sale of our hosted data center business. The cash generated from sale of investments (net of purchases) amounted to ₹24,340 million. We purchased property, plant and equipment amounting to ₹22,781 million which was primarily driven by the growth strategy of the Company.

Cash used in financing activities for the year ended March 31, 2020 was ₹150,998 million as against ₹49,369 million for the year ended March 31, 2019. This is primarily on account of outflow for an equity share buyback amounting to ₹105,311 million and increased outflow on account of partial repayment of loans taken for acquisitions. Payment toward the dividend including dividend distribution tax for the year ended March 31, 2020 amounted to ₹6,863 million. Dividends paid in the year ended March 31, 2020 represents interim (and final) dividend declared for the year ended March 31, 2020 amounting to ₹1 per share.

Cash used in financing activities for the year ended March 31, 2019 was ₹49,369 million. This is primarily on account of increased outflow on account of partial repayment of loans taken for acquisitions. Payment toward the dividend including dividend distribution tax for the year ended March 31, 2019 amounted to ₹5,434 million. Dividends paid in the year ended March 31, 2019 represents interim (and final) dividend declared for the year ended March 31, 2019 amounting to ₹1 per share.

We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 14 of our Notes to the Consolidated Financial Statements for additional details on our borrowings.

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings. Our choices of sources of funding will be driven with the objective of maintaining an optimal capital structure. COVID-19 may have an impact on our cash conversion cycle due to delays in customer payments and may result in increased working capital requirements. However, we believe that we have sufficient cash balances to overcome the incremental increase in working capital requirements.

As of March 31, 2020, we had contractual commitments of ₹14,011 million ($185.8 million) related to capital expenditures on construction or expansion of software development facilities and ₹17,024 million ($225.8 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.

In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2019 and 2020 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services, as well as uncertainties around COVID-19. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2019 and 2020, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, United Kingdom Pound Sterling, Euros, and Australian Dollars. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

Off-Balance Sheet Arrangements

Performance and financial guarantees are provided by banks on behalf of the Company to the Indian government, customers and certain other agencies, as part of the banks’ line of credit arrangements. These arrangements are sometimes referred to as a form of off-balance sheet financing. Please refer to Notes 14 and 33 of the Notes to the Consolidated Financial Statements for more details.

Contractual Obligations

The table of future payments due under known contractual commitments as of March 31, 2020, aggregated by type of contractual obligation, is given below:

	Total contractual payment	Payments due in
Particulars		2020-21	2021-23	2023-25	2025-26 onwards
	(₹ in millions)
Short-term borrowings (1)	54,020	54,020	—	—	—
Long-term borrowings (1)	24,022	19,182	4,783	57	—
Estimated interest payment on borrowings(2)	1,501	1,461	40	—	—
Lease liabilities(3) (4)	21,067	7,322	9,431	3,037	1,277
Capital commitments (5)	14,011	7,521	6,489	1	—
Purchase obligations (6)	17,024	14,069	2,539	416	—
Other non-current liabilities (7)	291	—	291	—	—

(1)	For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2020 for each relevant debt instrument.

(3)	Includes future cash outflow toward deferred interest on lease liabilities.
(4)	For further information on lease liabilities, refer to Notes 3(viii) and New Accounting Standards adopted by the Company in the Notes to Consolidated Financial Statements.
(5)	Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.
(6)

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

(7)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹7,537 million in respect of employee benefit obligations and certain other liabilities and ₹13,205 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Research and Development

Wipro’s research and development initiatives continue, as in past years, to focus on strengthening and extending our capabilities across multiple new and emerging technology areas as well as in the discovery of innovative potential at the intersection of these technologies. We are also focused on the application of the research and development work to develop cutting-edge solutions for our customers. Our investments are around relevant advanced technology areas (5G, ADAS/autonomous vehicles, commercial wearables, machine vision, AR/VR, smart assistants, natural language processing and understanding, blockchain technology, quantum computing, smart machines, cyber security, cloud native applications, among other things).

During the year ended March 31, 2020, our research and development work has contributed to some significant patent applications in key technology domains. We have been investing in building a focused patent portfolio that protects critical Wipro IP. As of the year ended March 31, 2020, we have a total of 2,301 patents filed in various patent jurisdictions around the world, of which 741 have been granted.

Our Open Innovation programs extend our innovation capabilities by co-opting an extended innovation ecosystem of startup partners, academia and expert networks. During the year ended March 31, 2020, we were successful in bringing in new innovative partners and in scaling some of our existing relationships through joint engagements. We expanded our academia research footprint by entering into new research collaboration agreements with multiple universities across the world. Today our research teams work with the University of Texas at Austin, Tel Aviv University, Israel, Swinburne University, Melbourne, IIT Kharagpur, IIT Madras, IISc Bangalore, University of Agricultural Sciences, Bangalore, among others where we cover AI, NLP, encryption, 5G, Blockchain, autonomous vehicles, CV and other critical new technologies. We also do some interesting work in a few major consortiums and standards organization that extend our views and influence in the innovations being developed through their work.

Our innovation incubation centers, the Technovation Center at Bengaluru and the Silicon Valley Innovation Center in Mountain View, California, build technology-led innovation to visualize the “art of the possible” in emerging business environments for our customers globally. These Centers bring together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives and hosted around 350 of our customers and other visitors over the last year and showcased our best technologies and solutions.

Our Robotics group is developing smart factory solutions using robots, cobots, drones and other technologies that aim to significantly optimize production lines. A few projects for smart production lines are currently under deployment and testing. For all of our Robotics projects, we are digitizing, running the process using AI and generating rich analytics that will help reimagine production. We believe that these initiatives will enable the factory of the future.

We are also working on building capability in application of 5G technologies. We are engaging with IIT Kharagpur and University of Oulu on RF, new waveform and precision localization technology research for 5G and beyond. Any new generation of wireless technology evolution relies on advances in the technologies related to radio access network where power and spectral efficiency play a significant role. With increased use cases involving cyber physical systems, precision location plays a key role in enabling connected intelligent devices to localize themselves with the help of the network with which they are connected. As an engineering solutions organization, we are investing in building our IP portfolios, in contributing to standards build, in creating use cases to demonstrate new possibilities and enabling customers to embark on new technology journeys.

AutoInsights, a connected vehicle and mobility platform, is a strategic investment by Wipro. Today, this platform is used across the globe by various automotive original equipment manufacturers (“OEMs”) and related ecosystem players to help them maximize a vehicle’s lifetime value. Recently, we have also signed a co-innovation agreement with a motorcycle OEM to customize AutoInsights patented solutions to build a unique and industry-first dealership digitalization experience using connected motorcycle data and voice enabled smart helmets. We also have a number of patents associated with AutoInsights.

We have invested in crowdsourcing through Topcoder, a Wipro Company, the world’s largest technology network and on-demand digital talent platform with more than 1.5 million developers, designers, data scientists, and testers around the globe. Topcoder empowers organizations to leverage the flexibility of its key enterprise offerings around Enterprise Crowdsourcing (Design, QA, Dev, Data Science), TaaS, and Workforce Transformation (Strategic Consulting). Our community and our customers come together on the Topcoder platform to collaborate and build enterprise-grade digital assets. Enterprises distribute work through the platform where community members develop innovative solutions, win money, gain experience, and earn recognition. Topcoder became a part of Wipro Limited in November 2016.

We are also investing in TopGear, our social learning and crowdsourcing platform. TopGear is a powerful learning platform, focusing on workforce transformation in Digital and “in-demand” skills. It consists of over 2,000 learning assignments and case studies across 200 skills in addition to live projects. It provides hands-on experience to employees on emerging digital skills that enable them to become customer-deployable on those skills. Employees can self-select projects that interest them and prepare themselves for future projects. TopGear also enables workforce transformation through structured learning paths aligned to business-specific needs.

Wipro HOLMES™ enhanced its end-to-end problem-solving IP capabilities delivering persona-based solutions, targeted at specific stakeholders of the enterprise. The intent is to automate all tasks for that role, irrespective of it being infrastructure or application oriented, resulting in accelerated tighter linkage between Work-done by-Bots and Enterprise Margins. ‘Automation Coaches,’ which discover inefficient and broken processes along with catalogue driven use cases enables existing and/or new programs to jump start automation. New deals are on-boarded through the “Go green program” which envisages automation during transition.

Responding to the challenges presented by the ongoing COVID-19 pandemic, Wipro HOLMES™ focuses on launching solution packs targeting aspects of business continuity, compliance, remote worker solutions and employee wellbeing, among other things. The solutions, while delivering business outcomes to its clients, are also deployed at Wipro internally, under the concept ‘Wipro-on-Wipro’ to automate processes in the Wipro CIO role as well as in shared services such as Finance and HR.

Wipro HOLMES™, to address the challenges, risks, and ‘black-box’ issues associated with AI solutions, introduced ‘Designed for Trust’ – a framework to instill confidence that the AI solutions are fair, explainable, and trustworthy.

Our research and development expenses for the years ended March 31, 2019 and 2020 were ₹3,942 million and ₹4,619 million, respectively.

Significant accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2020 are detailed below:

Name	Age	Position
Rishad A. Premji(1)	43	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji(2)	74	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Abidali Z. Neemuchwala(3)	52	Chief Executive Officer and Managing Director
William Arthur Owens	79	Director
M. K. Sharma	72	Director
Ireena Vittal	51	Director
Dr. Patrick J. Ennis	56	Director
Patrick Dupuis	57	Director
Arundhati Bhattacharya(4)	64	Director
Jatin Pravinchandra Dalal	45	President and Chief Financial Officer

(1)	Mr. Rishad A. Premji was appointed as Executive Chairman with effect from July 31, 2019.
(2)	Mr. Azim H. Premji retired from the position of Executive Chairman and Managing Director with effect from July 30, 2019.
(3)

Mr. Abidali Z. Neemuchwala was appointed as Managing Director of the Company with effect from July 31, 2019, in addition to his existing position as Chief Executive Officer. On January 31, 2020, the Company announced that Mr. Abidali Z. Neemuchwala has decided to step down from the position of Chief Executive Officer and Managing Director due to family commitments and he will continue to hold the office of Chief Executive Officer and Managing Director until a successor is appointed, for a smooth transition and to ensure that business continues as usual. The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Mr. Abidali Z. Neemuchwala as the Chief Executive Officer and Managing Director with effect from the end of the day on June 1, 2020.

(4)

The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Ms. Arundhati Bhattacharya as an Independent Director with effect from close of business hours on June 30, 2020.

Mr. Narayanan Vaghul and Dr. Ashok S. Ganguly each retired as Independent Directors of the Company with effect from July 31, 2019.

The Board of Directors has, at their meeting held on May 29, 2020, approved the appointment of:

i)

Mr. Thierry Delaporte as the Chief Executive Officer and Managing Director of the Company with effect from July 6, 2020 for a period of five years, subject to approval of the shareholders and the Central Government, as may be applicable.

ii)	Mr. Deepak M. Satwalekar as an Independent Director for a term of five years with effect from July 1, 2020, subject to approval of the shareholders of the Company.

As of March 31, 2020, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. The non-executive and non-independent director and the Chairman of our Board belong to the promoter group. The remaining six non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgement. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Rishad A. Premji is the Chairman of the Company and the Board, since July 31, 2019. Mr. Rishad A. Premji has been a member of the Board since May 2015. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. Prior to being appointed the Chairman of the Company, he was the Chief Strategy Officer, responsible for shaping Wipro’s strategy to drive sustained and profitable growth. Mr. Rishad A. Premji was also responsible for Investor Relations and all government relations activities for the company. As the Chief Strategy Officer, he led Wipro’s M&A strategy and conceptualized Wipro Ventures – a $100 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products.

Mr. Rishad A. Premji is on the boards of Wipro Enterprises (P) Limited, a leading player in FMCG and Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is also on the Board of Azim Premji Foundation, one of the largest not-for-profit initiatives in India, which is focused on improving public school education, and works with over 350,000 government schools across seven states in India. Mr. Rishad A. Premji is also on the Board of Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change.

Mr. Rishad A. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM), the trade body of India’s $170 billion software industry, for financial year 2018-19.

Prior to joining Wipro Limited in 2007, Mr Rishad A. Premji was with Bain & Company in London, working on assignments across the consumer products, automobile, telecom and insurance industries. He also worked with GE Capital in the US in the insurance and consumer lending space and is a graduate of GE’s Financial Management Program.

Mr. Rishad A. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A. Premji is the son of Mr. Azim H. Premji, the Founder Chairman of the Company.

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (designated as “Founder Chairman”), since July 31, 2019. Mr Premji was the Chairman of the Board of Wipro Limited until July 30, 2019 and has been at its helm since the late 1960s, turning what was then a small cooking fat company into over $8 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 55 countries. Mr. Premji is a member of our Board’s Strategy Committee. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for the Wipro team. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Board and the Company.

Abidali Z. Neemuchwala is the Chief Executive Officer and Managing Director of the Company, since July 31, 2019. Mr. Neemuchwala has been the Chief Executive Officer of the Company and a member of the Company’s Board of Directors since February 1, 2016. He also serves as a member on our Strategy Committee. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. As the Chief Operating Officer of the Company, Mr. Neemuchwala spearheaded several initiatives that helped create a more nimble and agile organization, and accelerated Wipro’s ability to not only respond to customers in the digital age, but also ensure deeper employee engagement.

Mr. Neemuchwala has spent 28 years in the IT services industry, with deep operational knowledge and broad strategic insight in building and scaling businesses. Mr. Neemuchwala is an advocate of change and believes simplification of processes, belief in people and customer centricity is the key to success. Mr. Neemuchwala’s career includes a 23-year tenure in Tata Consultancy Services. Mr. Neemuchwala has played roles in the industry through its multiple evolutions, where he handled multiple executive roles across business, technology, sales, operations and consulting. Mr. Neemuchwala has been recognized with multiple industry awards and sits on boards of industry and community forums such as the World Affairs Council of Dallas Fort Worth, Texas Economic Development Corporation and is also a member of its CEO Council. He is very passionate about community service and champions diversity and inclusion in the workplace. Mr. Neemuchwala was recognized as the BPO CEO of the year in 2010. In year 2012, he was recognized for his contribution to the IT services industry by the Shared Services Organization of IPOC and was felicitated with the distinguished alumni award from his alma mater Indian Institute of Technology (“IIT”) Bombay in 2019. Mr. Neemuchwala has a Master’s Degree in Industrial Management from the IIT, Bombay and a bachelor’s Degree in Electronics and Communication from the National Institute of Technology, Raipur.

William Arthur Owens has served as a director on our Board since July 2006. He currently serves as the Chairman of our Board Governance, Nomination and Compensation Committee, and serves as the Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens served as the Chairman of the Board of CenturyLink from July 2009 to May 2017. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens is also the executive chairman of RedBison technology group, which provides high-speed telecom networks for major office buildings and residential buildings. Mr. Owens previously served as the Chairman of AEA Investors (Asia) from April 2006 to December 2015 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company at various times during that period. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs, an advanced systems technology approach to military operations. Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005. Mr. Owens is a director of the following private companies: Knowlabs, Tethr Prism, and Versium.

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

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Mr Sharma is also a member of our Board Governance, Nomination and Compensation Committee. Mr. Sharma served as Vice Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is on the board of the Indian School of Business, Hyderabad and serves as a Governor of Anglo Scottish Education Society Limited, Mumbai. Mr. Sharma is Chairman and member of the National Management Committee and a Trustee of Indian Cancer Society. Mr. Sharma is currently the non-executive Chairman of United Spirits Limited and Atria Convergence Technologies Limited and was formerly the non-executive Chairman of ICICI Bank Limited from 2015 to 2018. Mr. Sharma is the Chairman of the Audit Committee of Asian Paints Limited and Atria Convergence Technologies Limited and a member of the Audit Committee of United Spirits Ltd. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited. He is on the board of Ambuja Cements Limited since April 2019. Since June 2019, Mr. Sharma is on the board of Vedanta Ltd and is a member of their Audit and Nomination and Remuneration Committee and is Chairman of their CSR Committee. He also serves on the board of BIC-Cello India Private Limited, East India Investment Co. Pvt. Limited and Gwalior Webbing Co. Pvt. Limited.

Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a post-graduate diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee, Strategy Committee and Board Governance, Nomination and Compensation Committee Ms. Ireena Vittal is among India’s most respected consultant and advisor. She was a partner with McKinsey & Co. for 16 years, where she served global companies on issues of growth and sustainable scale-up. Earlier, she worked with Nestle and MaxTouch. She has also co-authored several studies relating to agriculture and urbanization and served government and public institutions to design and implement solutions core to India’s development in the areas of inclusive urban development and sustainable rural growth. Ms. Vittal serves as a board member of Titan Company Limited, Godrej Consumer Products Limited, HDFC Limited, Compass Plc and non-profit organizations such as Vidhi Legal, Wateraid and Educate Girls, among others. She is a member of the Audit Committee and Nomination and Remuneration Committee of all the aforementioned companies. Ms. Vittal was on the boards of Cipla Limited until March 2019 and The Indian Hotels Company Limited until August 2019.

Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently a Venture Partner at Madrona Venture Group. Previously he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of our Strategy Committee. Currently, Mr. Dupuis serves as advisor and interim executive for private equity firms and their portfolio companies, most recently with Hellman & Friedman, based in San Francisco and Ultimate Software, a leader in HCM SaaS solutions. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. He serves with a number of social and charitable organizations. Mr. Dupuis graduated from the École de Management de Lyon in France.

Arundhati Bhattacharya became a director of the Company in January 2019 and also serves as a member of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Bhattacharya has 40 years of rich experience in India’s financial sector working across varied roles and multiple national and international locations. Ms. Bhattacharya has a graduate degree in English Literature from Lady Brabourne College, Kolkata and has completed her Master’s in English Literature from Jadhavpur University, Kolkata. She is also an Associate of the Indian Institute of Bankers. Effective April 2020, Ms. Bhattacharya has been appointed as the Chairperson and Chief Executive Officer for the India operations of Salesforce, USA. During her four years tenure as the first-ever woman Chair of State Bank of India, a Fortune 500 company, she has stamped her imprint on the financial world not just in India but globally as well. Ms. Bhattacharya has expertise and deep understanding of all aspects of banking spanning the domains of credit, forex, treasury, retail operations, mergers and acquisitions, in addition to the capital markets. Forbes ranked her 25th in their list of “Most Powerful Women in the World” and 5th in “The Most Powerful Women in Finance” category in 2016. She has also been featured in the Fortune List of Top 50 globally most powerful women in business and ranked among the top 5 in the Asia-Pacific region. She was included in the top 100 Global Thinkers in 2014 by Foreign Policy Magazine and was one of two Indians on the list. She has been ranked 26th in the fourth edition of Fortune’s World 50 Greatest Leaders list, making her the only Indian corporate leader to be featured in the list.

Jatin Pravinchandra Dalal is the President and Chief Financial Officer of the Company. Mr. Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with us in other positions since July 2002. Mr. Dalal holds a Bachelor of Mechanical Engineering degree from National Institute of Technology, Surat and PGDBA (Full time MBA) in Finance with International Business from Narsee Monjee Institute of Management Studies, Mumbai. Mr. Dalal is a qualified Chartered Accountant (CA), India, Cost and Management Account (CMA), India, Chartered Global Management Accountant (CGMA), UK and a Chartered Financial Analyst (CFA), U.S.A. Mr. Dalal is on the NYSE Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹100,000 ($1,326.40) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of Founder Chairman’s office, including an executive assistant at Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The aggregate commission to our non-executive directors for the year ended March 31, 2020 is ₹100.18 million ($1.33 million). In support of Wipro’s humanitarian efforts to combat COVID-19, Mr. Patrick Dupuis, Independent Director, has foregone the commission payable to him for the quarter ended March 31, 2020 and accordingly, the aggregate remuneration to our non-executive directors does not include the same. Wipro will contribute Mr. Dupuis’ commission to Wipro Cares for its various COVID-19 related activities as part of its Corporate Social Responsibility Program.

There were no stock options granted to non-executive directors as of March 31, 2020 and the shares held by non-executive directors as of March 31, 2020 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by our Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the Annual General Meeting of Shareholders. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Quarterly Performance Linked Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. Variable payments are made to employees based on the individual or combined performance of the employee’s business unit, division or segment, or the Company as a whole. Generally, the profit targets for each department are set quarterly, and payment amounts vary based on actual achievements. These payments are made on a quarterly basis to all employees. While the frequency of payouts for senior management is also quarterly, the amounts are adjusted at the end of the year based on the performance of the full year. Our Chief Executive Officer and Managing Director receives variable payment on an annual basis.

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2020 by our executive officers. For the convenience of the readers, the amounts paid / payable in Indian rupees have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2020 which was ₹75.39 per $1.

Name	Salary and allowances US$	Commission/ variable Pay (1) (2) US$	Others US$	Long-term compensation (Deferred Benefit) US$ (5)(6)	Total US$
Rishad A. Premji(3)	505,853	—	130,573	47,070	683,496
Azim H. Premji(8)	19,057	—	95,075	21,639	135,772
Abidali Z. Neemuchwala(4) (7)	1,079,986	1,293,332	2,049,833	4,800	4,427,951
Jatin Pravinchandra Dalal(7)	289,180	36,092	231,094	33,650	590,016

(1)	In view of the current situation caused by COVID-19, uncertainty in business is likely to last for the next few months. To show solidarity with the team in facing the challenge:

a)	Mr. Azim H. Premji, Founder Chairman, has foregone the profit linked commission payable to him for the relevant period for financial year 2019-2020.

b)	Mr. Rishad A. Premji, Chairman, has foregone the variable pay and profit linked commission payable to him for the relevant period for financial year 2019-2020.

Accordingly, the Board did not determine profit linked commission due to Mr. Azim H. Premji for financial year 2019-2020, variable pay and profit linked commission due to Mr. Rishad A. Premji for financial year 2019-2020 and the remuneration disclosed in the table above does not include the same.

(2)

All executives receive variable pay under a Quarterly Performance Linked Scheme based on key parameters of individual or combined performance of the business unit, division or segment or the Company as a whole.

(3)	Mr. Rishad A. Premji’s compensation also included cash bonus (part of his allowances) on an accrual basis, which is payable over a period of time.

(4)

The Company announced on January 31, 2020 that Mr. Abidali Z. Neemuchwala has resigned from the position of Chief Executive Officer and Managing Director due to family commitments and will, however, continue to hold the office of Chief Executive Officer and Managing Director until a successor is appointed. The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Mr. Abidali Z. Neemuchwala as the Chief Executive Officer and Managing Director with effect from the end of the day on June 1, 2020. Compensation for the year ended March 31, 2020 includes cost of accelerated vesting of unvested options and variable pay. For further details, see the discussion in “Terms of Employment Arrangements” below.

(5)

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

(6)

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement.

(7)

The remuneration of executive officers is computed on an accrual basis. It also includes the amortization of Restricted Stock Units (“RSUs”) granted to them, which vest over a period of time. This also includes RSUs that will vest based on performance parameters of the Company.

(8)	The compensation disclosed for Mr. Azim H. Premji is for the period April 1, 2019 to July 30, 2019.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no options granted to Mr. Azim H. Premji and Mr. Rishad A. Premji in fiscal years 2017, 2018, 2019 or 2020. Details of stock options granted to executive directors as of March 31, 2020 and stock options held and exercised by executive officers through March 31, 2020 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2020, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji	July 30, 2024	5 years
Azim H. Premji	July 30, 2024	5 years
Abidali Z. Neemuchwala(1)	January 31, 2021	5 years
William Arthur Owens	July 31, 2022	5 years
M. K. Sharma	June 30, 2021	5 years
Ireena Vittal	September 30, 2023	5 years
Dr. Patrick J. Ennis	March 31, 2021	5 years
Patrick Dupuis	March 31, 2021	5 years
Arundhati Bhattacharya(2)	December 31, 2023	5 years

(1)

On January 31, 2020, the Company announced that Mr. Abidali Z. Neemuchwala has decided to step down from the position of Chief Executive Officer and Managing Director due to family commitments and that he will continue to hold the office of Chief Executive Officer and Managing Director until a successor is appointed. The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Mr. Abidali Z. Neemuchwala as the Chief Executive Officer and Managing Director with effect from the end of the day on June 1, 2020 and accordingly, have agreed to terminate his employment arrangement with effect from the end of the day on June 1, 2020.

(2)

The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Ms. Arundhati Bhattacharya as an Independent Director with effect from close of business hours on June 30, 2020.

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

The terms of our employment arrangements with Mr. Rishad A. Premji, Mr. Abidali Z. Neemuchwala and Mr. Jatin Pravinchandra Dalal provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of the employment arrangement with Mr. Abidali Z. Neemuchwala, if his employment is terminated by the Company, the Company is required to pay Mr. Neemuchwala severance pay equivalent to 12 months’ base pay.

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

On January 31, 2020, the Company announced that Mr. Neemuchwala would be resigning due to his family commitments. Mr. Neemuchwala will continue to hold the office of Chief Executive Officer and Managing Director until a successor is appointed for a smooth transition. In appreciation of his services, and to facilitate a smooth transition and to ensure business continuity as usual, the Company has agreed that Mr. Neemuchwala would receive acceleration with respect to an aggregate of 960,000 unvested ADSs granted to Mr. Neemuchwala. In addition, he will be paid variable pay for the year ended March 31, 2020 within the range of remuneration approved by the shareholders, as may be determined by the Board of Directors. Pursuant to the resignation of Mr. Neemuchwala, the Company and Mr. Neemuchwala have agreed to terminate his employment arrangement with effect from the end of the day on June 1, 2020.

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

•	Evaluation of internal financial controls, risk management systems and policies including review of cyber-security; and.

•

Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries exceeding ₹1,000,000,000 or 10% of the asset size of the subsidiary, whichever is lower, including existing loans, advances and investments.

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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. M. K. Sharma – Chairman

Ms. Ireena Vittal and Ms. Arundhati Bhattacharya – Members

During the year ended March 31, 2020, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Board Governance, Nomination and Compensation Committee

The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nomination and compensation matters. The primary responsibilities include:

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility (“CSR”), including public issues of significance to the Company and its shareholders;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management;

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time; and

•	Reviewing and recommending of all remuneration, in whatever form, payable to senior management.

Our Head of Human Resources makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Board Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our CSR policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Mr. William Arthur Owens – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During the year ended March 31, 2020, our Board Governance, Nomination and Compensation Committee held five meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

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

During the year ended March 31, 2020, our Strategy Committee held three meetings.

Administrative and Shareholders/Investors Grievance Committee (also known as Stakeholders Relationship Committee)

The Administrative and Shareholders/Investors Grievance Committee reviews, acts on and reports to our Board of Directors with respect to various matters relating to stakeholders. The primary responsibilities include:

•

Redressal of grievances of the shareholders of the Company pertaining to transfer or transmission of shares, non-receipt of annual report and declared dividends, issue of new or duplicate share certificates, and grievances pertaining to corporate actions;

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

•

Reviewing the various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports and statutory notices by the shareholders of the Company.

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

The Committee is comprised of the following three Directors:

Mr. M. K. Sharma – Chairman

Mr. Rishad A Premji and Ms. Arundhati Bhattacharya – Members

During the year ended March 31, 2020, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2018, 2019 and 2020, we and our subsidiaries had more than 160,000, 170,000 and 175,000 employees, respectively. As of March 31, 2018, 2019 and 2020, more than 35,000, 38,000 and 41,000 of these employees were located outside India. We have increasingly focused on localization. For example, the percentages of the localization of employees in the United States were 57.4%, 63.7% and 69.0% as of March 31, 2018, 2019 and 2020, respectively. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

Training

Each of our new entry level recruits must attend an intensive training program that is tailored to their area of technology and domain as well as attend behavioral skills programs. We also have a continuing education program that encourages each IT professional to attend continuing education classes to improve their understanding and competency with new technologies, domain, process, as well as to develop leadership and personal self-development skills. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science, Pilani and Symbiosis International University, Pune and others to provide special skill set training in areas such as advanced technology, management, business and project management skills to any of our IT professionals who meet the eligibility criteria of these Institutes, as part of our flagship work integrated learning programs.

Performance Evaluations

Our employees receive written performance objectives that they develop in conjunction with their respective managers. They are measured against these criteria quarterly as well as annually in a formal review process which includes self-reviews and manager feed-forward discussions. There is also a 360-degree feedback for leadership qualities, where managers do a self-assessment in addition to being provided feedback by their managers, peers/co-workers, team members and internal customers. This feedback is integrated into their performance evaluation. Appropriate development plans and interventions are then charted out based on discussion between manager and employee. Differentiation of high performers is ensured in relevant talent management processes.

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of: fixed pay, benefits, variable pay, retirals, health insurance and long-term incentives (equity pay). We measure our compensation packages against industry standards and seek to match or exceed them. We have adopted stock incentive plans over the years, like our employee stock purchase plan in 1984, employee stock option plans, adopted in 1999 and 2000, and restricted stock unit option plans, in 2004, 2005 and 2007, and the Wipro Equity Reward Trust employee stock purchase plan, in 2013, as part of the Company’s compensation program. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. For example, we link variable compensation for senior managers with their corresponding business unit’s quarterly performance of financial and customer objectives. In addition to fixed and variable compensation, we have also introduced performance-based long-term incentive plans. For example, we have performance-based RSU plans that will vest based on the performance parameters of the Company.

Share Ownership

The following table sets forth, as of March 31, 2020, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2020. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2020. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2020, which was ₹75.39 per $1. The share numbers and percentages listed below are based on 5,713,357,390 equity shares outstanding as of March 31, 2020.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H Premji(1)	4,229,945,033		74.04	—	—	—
Abidali Z. Neemuchwala(4)	839,688	**	*	320,000	0.03	June 2020
				240,000	0.03	June 2020
				400,000	0.03	June 2020
Rishad A Premji	1,738,057	***	*	—	—	—
M. K. Sharma	—		—	—	—	—
William Arthur Owens	—		—	—	—	—
Ireena Vittal	—		—	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Arundhati Bhattacharya	—		—	—	—	—
Jatin Pravinchandra Dalal(2)(3)	160,821	****	*	120,000	0.03	November 2021
				48,000	0.03	August 2022
				122,500	0.03	December 2022
				80,000	0.03	August 2023
				52,500	0.03	August 2024

(1)

Includes 938,946,043 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,127,392,315 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 1,143,118,360 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,425,034 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 757,398,687 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 241,913,816, shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 19,750,778 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Premji disclaims beneficial ownership of 19,750,778 shares held by Azim Premji Philanthropic Initiatives Private Limited and 757,398,687 shares held by Azim Premji Trust.

(2)	The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2020.
(3)	The equity shares underlying options granted include options that will vest based on performance parameters of the Company.
(4)

Share ownership includes accelerated vesting of unvested options in connection with Mr. Abidali Z. Neemuchwala’s resignation as Chief Executive Officer and Managing Director with effect from June 1, 2020. For further details, see the discussion in “Terms of Employment Arrangements” above.

*	Represents less than 1% of the total equity shares outstanding as of March 31, 2020.
**	Represents ADSs having equivalent underlying equity shares, acquired pursuant to exercise of stock options.
***	Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.
****	Includes equity shares held jointly by Mr. Jatin Pravinchandra Dalal and a member of his immediate family.

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

The salient features of our stock plans are as follows:

Name of plan	Number of options(1)	Range of exercise prices(1)		Effective date	Termination date	Other remarks
Wipro Employee Stock Option Plan 2000 (2000 Plan)	747,474,747	₹	171 - 490	July 27, 2000	July 26, 2020	—
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	59,797,979	US$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	59,797,979	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	49,831,651	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	39,546,197	₹	2	May 30, 2013	May 29, 2023	—

(1)	Subject to adjustment for corporate action from time to time.

Please also refer to Note 30 of our Notes to Consolidated Financial Statements.

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

Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2020 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2020, 4,607,772 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7.	Major Shareholders and Related Party Transactions Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2020, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2020, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 5,713,357,390 equity shares outstanding as of March 31, 2020.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2020		% of Class of Total Shares Outstanding
Azim H. Premji(1)	Equity	4,229,945,033	(2)	74.04
Hasham Traders	Equity	938,946,043	(2)	16.43
Prazim Traders	Equity	1,127,392,315	(2)	19.73
Zash Traders	Equity	1,143,118,360	(2)	20.01
Azim Premji Trust	Equity	757,398,687	(2)	13.26

(1)

Includes 938,946,043 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,127,392,315 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 1,143,118,360 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,425,034 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 757,398,687 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 24,19,13,816 shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 19,750,778 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Premji disclaims beneficial ownership of 19,750,778 shares held by Azim Premji Philanthropic Initiatives Private Limited and 757,398,687 shares held by Azim Premji Trust.

(2)	This information is derived from a Schedule 13G/A that was filed with the SEC on February 13, 2020.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2020, 2.45% of the Company’s equity shares are held through ADSs by approximately 10,400 holders of record. As of March 31, 2020, approximately 97.55% of the Company’s equity shares are held by 511,880 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2020, about 8.5% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Related parties: For details and summary of transactions with related parties, please refer to Note 32 to the Consolidated Financial Statements.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2020:

•	Report of the independent registered public accounting firms;

•	Consolidated Statements of Financial Position as of March 31, 2019 and 2020;

•	Consolidated Statements of Income for the years ended March 31, 2018, 2019 and 2020;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2019 and 2020;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2018, 2019 and 2020;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2019 and 2020; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2018, 2019 and 2020, we generated ₹503,260 million, ₹558,061 million and ₹583,243 million, or 92%, 95% and 95% of our total segment revenues of ₹546,349 million, ₹589,060 million and ₹613,401 million, respectively, from the export of our products and rendering of services to customers outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Companies (Declaration and Payment of Dividend) Rules, 2014 (the “Dividend Rules”) also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, as per the revised provisions notified through Companies (Amendment) Act, 2017, the Board of Directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

Our equity shares are traded on the BSE and the NSE (together, the “Indian Stock Exchanges”). Our ADSs, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, (“NYSE”), under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2020, we had 5,713,357,390 issued and outstanding equity shares. As of March 31, 2020, there were approximately 10,400 record holders of ADRs evidencing 139,730,878 equivalent ADSs equity shares. As of March 31, 2020, there were 511,880 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

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

Listing

SEBI has promulgated the SEBI Listing Regulations, which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2020 was approximately $1.45 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, NSE Clearing Limited (“NSE Clearing”) (formerly known as the National Securities Clearing Corporation Limited, NSCCL). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2020, was approximately $2.35 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

The Company is subject to the Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”) effective April 1, 2014. Since the Companies Act, 2013 replaces the Companies Act, 1956, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the MCA, through circulars and notifications effecting modification in rules or notifications or changes in the Companies Act, 2013. Further, various amendments may be periodically introduced through circulars, notifications, or other methods.

Share Capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Karnataka, Bengaluru, India, under the Corporate Identification Number L32102KA1945PLC020800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum of Association included as an exhibit to the Form 6-K filed with the SEC on February 28, 2019 and the amended Articles of Association included as an exhibit to the Form 6-K filed with the SEC on July 18, 2019. The Memorandum and Articles of Association of the Company is available at www.wipro.com.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of March 31, 2020, we had nine directors. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. The Chairman of our Board is not subject to retirement by rotation. Our Articles of Association provide that at least two-thirds of the remaining directors, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors is fixed by the Board Governance, Nomination and Compensation Committee of the Board of Directors and approved by our Board of Directors in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the GoI.

At the Annual General Meeting held on July 16, 2019, our shareholders approved certain amendments to the Articles of Association included as an exhibit to the Form 6-K filed with the SEC on July 18, 2019.

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

Effective March 31, 2013, the consumer care and lighting, infrastructure engineering and other non-IT business segments (collectively, the “Diversified Business”) were demerged (the “Demerger”) into Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement approved by the High Court of Karnataka, Bengaluru. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises (P) Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business as of the date of Demerger.

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

Dividends, Bonus Shares and Buy-back of Equity Shares

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividends out of surplus, subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, as per the revised provisions notified through Companies (Amendment) Act, 2017, the Board of Directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. An interim dividend is to be paid to the shareholders within 30 days from date of declaration by the Board of Directors. Under the Companies Act, 2013, read with the SEBI Listing Regulations, dividends can only be paid in cash to the registered shareholder as at a record date fixed on or prior to the Annual General Meeting or to his order or his banker’s order.

During fiscal year 2020, we paid an interim cash dividend of ₹1 per equity share. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2020. Thus, the total dividend for the year ended March 31, 2020 remained at ₹1 per equity share.

We are subject to taxation for each dividend declared, distributed or paid for a relevant period by the Company. Please refer to Item 10 for additional details on changes in taxation law on dividends.

The Companies Act, 2013, read with the Rules, provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The MCA has notified the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (as amended from time to time) which introduce various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2020, the Company transferred ₹12 million ($0.16 million) and 35,997 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

Bonus Shares (Commonly known as Stock Dividend in the United States)

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserves or other permitted reserves, including share premium account, capital redemption reserves and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to relevant provisions of the Companies Act, 2013, SEBI guidelines and approval of shareholders.

Buy-Back of Equity Shares

Under the Companies Act, 2013, the Company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018.

During the fiscal year ended March 31, 2020, we concluded the buyback of 323,076,923 equity shares of face value of ₹2 each at a price of ₹325 (approximately $4.31) per equity share, as approved by the Board of Directors on April 16, 2019 and by shareholders vide resolution dated June 1, 2019, passed through postal ballot and electronic voting. This has resulted in a total cash outflow of ₹105,000 million ($1,393 million). As a result of the buyback, our share capital has been reduced by ₹646 million ($8.57 million).

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2020.

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

Voting Rights

The Companies Act, 2013 provides for listed companies like ours to compulsorily provide for electronic voting by its members. The timelines and procedure for such voting are provided for in Companies (Management and Administration) Rules, 2014 with the necessary clarifications and applicability of the Rules provided by the MCA. Our procedures comply with such rules and provide the opportunity for electronic voting by shareholders.

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

Preference Shares

Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares and any resolution for the winding up of the company or for the repayment or reduction of its equity or preference share capital. However, holders of preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. Currently, we have no preference shares issued and/or outstanding.

The Board of Directors has the power to increase and reduce or consolidate or sub-divide the capital of the Company subject to the applicable provisions of Companies Act, 2013 and the Articles of Association of the Company. Currently, the Board of Directors has the power to divide the shares in the capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or, in accordance with the Articles of Association of the Company. Further, the Board of Directors has the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

Redemption of Equity Shares

Under the Companies Act, 2013, unlike preference shares, equity shares are not redeemable.

Sinking Fund Provisions

Not applicable.

Liability to Further Capital Calls by the company

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

Under the Companies Act, 2013, the Articles of Association may be altered only by way of a special resolution. We last amended our Articles of Association with the approval of the shareholders at the Annual General Meeting held in July 2019.

Meeting of Shareholders

We must convene an Annual General Meeting of the Shareholders (“AGM”) within six months after the end of each fiscal year or within 15 months of the previous AGM, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Vide the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, SEBI introduced the requirement that the top 100 listed entities in India, as ranked by market capitalization and determined as on March 31 of each financial year, must hold an AGM within five months from the end of the financial year and provide a one-way live webcast of the proceedings of the AGM. Our AGM is generally convened by our Company Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the AGM to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The AGM must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the AGM may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an AGM is the presence of at least thirty shareholders in person.

Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. However, as per the Companies (Amendment) Act, 2017, any item of business required to be transacted by way of a postal ballot may be transacted at a general meeting by a company which is required to provide facility to shareholders to vote by electronic means in a general meeting. The Companies Act, 2013 and the SEBI Listing Regulations provides for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them. Accordingly, we may choose to transact such items either through postal ballot or at a general meeting.

In view of the COVID-19 pandemic, the MCA has, through General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020 and General Circular No. 20/2020 dated May 5, 2020, permitted listed companies to hold extraordinary general meetings and AGMs through video conferencing or other audiovisual means, subject to compliance of various conditions mentioned therein. For AGMs to be held during the calendar year 2020, listed companies are permitted to send copies of financial statements (including Board’s report and auditor’s report) and other documents required to be attached therewith, only by email to shareholders. Attendance of shareholders through video conferencing or other audiovisual means shall be counted for the purposes of reckoning quorum. Further, for AGMs held through video conferencing, the requirement of appointment of proxies has been dispensed with. In case a company is unable to pay dividends to any shareholder by electronic means due to non-availability of their bank account details, the company shall, upon normalization of the postal services, dispatch the dividend warrant/cheque to such shareholder by post.

SEBI has, by circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/48 dated March 26, 2020, relaxed the requirement for the top 100 listed entities in India by market capitalization to hold an AGM within five months from the end of the financial year. Such companies are permitted to hold their AGM for the financial year ended March 31, 2020 through September 30, 2020. Further, SEBI has, by circular no. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020, extended corresponding relaxations under the SEBI Listing Regulations relating to AGMs, corresponding with the MCA circulars mentioned above.

Audit and Annual Report

At least twenty-one days before the Annual General Meeting of the shareholders (excluding the days of mailing and date of the meeting), we are required to distribute to our shareholders audited financial statements including a consolidated financial statement and the related reports of our Board of Directors and the Auditors, together with a notice convening the Annual General Meeting. The SEBI permits distribution of abridged financial statements to shareholders in India in lieu of complete versions of financial statements.

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

Limitations on the Rights to Own Securities

The limitations on the rights to own securities imposed by Indian law, including the rights of non-resident or foreign shareholders to hold securities, are discussed in Item 10 of this Annual Report, under the sections titled “Investment by NRIs”, “Investment by Foreign Portfolio Investors”, “Investment by Foreign Venture Capital Investors” and “Overseas Investment” and is incorporated herein by reference.

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

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buy-backs. The SEBI Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the SEBI Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Insolvency and Bankruptcy Code, 2016 or any other Indian laws in force at the time, the NCLT may, on application made by the Company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. In accordance with the proviso to regulation 40(1) of the SEBI Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Our transfer agent for our equity shares is KFin Technologies Private Limited (formerly Karvy Fintech Private Limited) located in Hyderabad, India.

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires, inter alia, beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Section 90 of the Companies Act, 2013 requires, inter alia, a significant beneficial owner (as defined therein) to submit necessary declarations to the company regarding the details of ownership interests held in that company. Further, every company shall take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require such individual to comply with the applicable provisions. Detailed guidelines with regard to declaration and filing of beneficial ownership details have been prescribed under the Companies (Significant Beneficial Owners) Rules, 2018, as amended from time to time (“SBO Rules”).

A significant beneficial owner (“SBO”) means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in such reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.

As per the SBO Rules, a reporting company shall send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends or any other distribution in order to identify the individual SBO and cause such individual to make the required reporting to the company. On receipt of such declaration, the company shall intimate the same to the MCA. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with these sections. In line with the above and for increased transparency to investors in the Indian securities markets, SEBI, vide its circular dated December 7, 2018, modified the form of shareholding pattern and prescribed additional details for disclosure which listed entities in India are required to comply beginning with the quarter ending June 30, 2019.

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

Restrictions on number of layers of subsidiaries

The MCA, through notification dated September 20, 2017, notified proviso to section 2(87) of the Companies Act, 2013 and Companies (Restriction on number of layers) Rules, 2017 effective from September 20, 2017. These rules detail the layering restrictions and associated compliance requirements for Indian companies. As per these rules, a company shall not have more than two layers of subsidiaries, but it can continue to have the number of layers of subsidiaries existing as on the date of above notification. For the purpose of the rules, one layer which consists of one or more wholly owned subsidiary or subsidiaries shall not be taken into account. Further, these Rules shall not affect a company from acquiring a company incorporated outside India with subsidiaries beyond two layers as per the laws of such country.

Independent Director Databank

On October 22, 2019, the MCA introduced the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 and amended the Companies (Appointment and Qualification of Directors) Rules, 2014, effective December 1, 2019. The amendments prescribe new requirements for independent directors to register themselves on an online databank and mandatorily undergo an online proficiency self-assessment test.

The Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 has authorized the Indian Institute of Corporate Affairs (“IICA”) as the institute responsible for the creation and maintenance of the online databank, empanelment of existing and aspiring independent directors and for providing a platform for them to acquire knowledge, develop new skills, assess their understanding and apply best practices.

The amendment to the Companies (Appointment and Qualification of Directors) Rules, 2014 mandated that existing Independent Directors as well as the professionals aspiring to become independent directors, apply online to IICA for inclusion of their name in the Independent Directors Databank. Upon registration, the individuals are required to pass an online proficiency self-assessment test within a period of one year from the date of inclusion of his/her name in the data-bank. An individual who has obtained a score of not less than 60% in aggregate in the online proficiency self-assessment test shall be deemed to have passed such test.

The online proficiency self-assessment test will be broadly based on relevant topics on functioning of independent directors and competence in Companies Law, Securities Law, Basic Accountancy and Corporate Governance. Exemption from passing the test has been granted to individuals who have served for a period of not less than 10 years as a director or key managerial personnel in a listed public company or in an unlisted public company having a paid-up share capital of ₹100,000,000 or more or in a body corporate listed on a recognized stock exchange. However, registration with the online databank will remain compulsory even for exempted individuals.

Compliance requirement relaxations by MCA

In light of the COVID-19 pandemic, the MCA introduced several relaxations regarding compliance with applicable laws under the Companies Act, 2013 by corporates, vide its circular dated March 19, 2020. The key aspects of this circular are:

•

Conducting board meetings through video conferencing – Matters pertaining to approval of financial statements, board’s report, mergers, demergers, amalgamations, among others are permitted to be taken up at board and committee meetings held through video-conferencing or other audiovisual means, for meetings held up to June 30, 2020.

•

Time gap between board meetings – The maximum time gap for holding consecutive meetings of the board has been extended by a period of 60 days, i.e., from the existing 120 days to 180 days until September 30, 2020.

•	Introduction of Company Affirmation of Readiness towards COVID-19 Form (Form CAR) to ascertain companies’ compliance with COVID-19 related measures and guidelines.

•	No requirement for payment of additional fees for late filings under the Companies Act, 2013 during the period from April 1, 2020 to September 30, 2020.

•	Introduction of Companies Fresh Start Scheme, 2020 – The scheme aims to provide an opportunity to companies to make good any filing related defaults and make a fresh start as a fully compliant entity.

•

Requirement of resident director – The requirement for companies to have at least one director who stays in India for a total period of not less than 182 days during the financial year has been relaxed for fiscal year 2020 and shall not be treated as a non-compliance.

•

Conducting General meeting through video conferencing – The MCA has, through its general circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020 and General Circular No. 20/2020 dated May 5, 2020, permitted listed companies to hold extra ordinary general meetings and AGM through video conferencing or other audio-visual means, subject to compliance of various conditions mentioned therein.

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall. We have complied with this requirement for CSR spending during fiscal year 2020 and a detailed report on CSR for fiscal year 2020 forms part of the Annual Report of the Company.

Vide its circular dated March 23, 2020, the MCA clarified that the spending of CSR funds towards various activities related to COVID-19 shall be considered as an eligible CSR activity/expenditure.

Related Party Transactions

As per Section 188 of the Companies Act, 2013, the prescribed related party transactions require approval of the board of directors, and also the approval of the shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 effective from May 25, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In the case of transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval, no prior approval of shareholders will be required. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering in to such contracts and arrangements.

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

As per the provisions under the SEBI Listing Regulations, the listed entity shall formulate a policy on the materiality of related party transactions and dealing with related party transactions, including clear threshold limits duly approved by the Board of Directors, and that such policy shall be reviewed by the Board at least once every three years and updated accordingly.

The abridged policy on related party transactions, as amended, is available on the website of the Company www.wipro.com.

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

On October 10, 2019, SEBI introduced the Framework on Issuance of Depository Receipts (“DRs”), which prescribed that Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs issued by Indian listed entities. Please refer to the paragraph provided below for further information.

Depository Receipts Scheme 2014

The Ministry of Finance, GoI (“Ministry of Finance”) enacted the new Depository Receipts Scheme, 2014 (“2014 Scheme”) which replaced the Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. Below is a brief summary of some of the key provisions.

There are certain relaxations provided under the 2014 Scheme subject to prior approval of the Ministry of Finance. For example, a registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs or GDSs. However, such conversion is subject to compliance with the provisions of the 2014 Scheme and the periodic guidelines issued by the regulatory authorities. Therefore, ADSs converted into Indian shares may be converted back into ADSs, subject to certain limits of sectorial caps.

Under the 2014 Scheme, the foreign depository may take instructions from DRs holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the 2014 Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of DRs, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999 (“FEMA”).

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 vide Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended definition of “public shareholding” introduced to define equity shares of the Company held by public to include shares underlying DRs if the holder of such DRs has the right to issue voting instruction and such DRs are listed in international stock exchange in accordance with the 2014 Scheme.

Conditions for issuance of ADSs or GDSs outside India by Indian Companies

Eligibility of issuer: An Indian Company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by SEBI will not be eligible to issue ADSs or GDSs apart from Foreign Currency Convertible Bonds (“FCCB”).

Eligibility of subscriber: Overseas Corporate Bodies (“OCBs”) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) FCCB and (ii) ADSs or GDSs.

Framework for issuance of DRs

SEBI introduced a framework for issuance of DRs by companies listed or to be listed in India (“DR Framework”), vide its circular dated October 10, 2019. The DR Framework sets out requirements for issuance of DRs in addition to the requirements under the Companies Act, 2013 and rules thereunder, the 2014 Scheme and the foreign exchange regulations. Holding of DRs already issued by listed entities may not be impacted by the aforesaid SEBI circular. The key aspects provided under the framework are:

•

Eligible Issuer – As per the DR Framework, only a Company incorporated in India and listed on a recognized stock exchange in India is allowed to issue permissible securities and only their holders may transfer Permissible Securities, for issuance of DRs.

•	Permissible Holders – Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs.

•

Obligations of a listed company – The listed company shall comply with applicable laws and regulations and ensure that only permitted securities are issued as the underlying securities for any DR issuance.

•

Minimum public shareholding – In the case of issuance of new DRs, the listed company shall ensure that the limit on foreign holding of permissible securities as prescribed under applicable FEMA regulations is not exceeded and comply with the minimum public shareholding norms in India, after excluding the permissible securities held by the depository.

•	The minimum price for issue or transfer of securities is the price applicable to the corresponding mode of issue to domestic investors under applicable laws.

•	The DR Framework also provides power to SEBI to remove difficulties, issue clarifications and provide exemptions.

In furtherance of the DR framework, vide circulars/notification dated November 28, 2019, the jurisdictions where DRs may be issued and exchanges where DRs may be listed were notified. While the DR framework for listed entities has been operationalized, further amendments and requirements may be notified from time to time.

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

SEBI Listing Regulations

The SEBI Listing Regulations were notified on September 2, 2015 to replace the listing agreement and was implemented from December 1, 2015. The SEBI Listing Regulations consolidates and streamlines the provisions of existing listing agreements for different segments of the capital markets (i.e., equity, non-convertible debt securities, non-convertible redeemable preference shares, Indian DRs and securitized debt instruments and units issued by mutual fund schemes).

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

Summary of some of the key changes are as follows:

a.

Separate role of Chairperson and Managing Director/CEO — The top 500 entities by market capitalization must have a Chairperson who is a non-executive director and not related to the Managing Director/CEO. The requirement was initially effective from April 1, 2020 and has now been deferred for two years to April 1, 2022.

b.

Revised Board composition and quorum — Board must consist of a minimum of six directors and must include at least one independent woman director. Quorum for board meetings to be minimum of three directors with at least one independent director present.

c.

Strengthening eligibility criteria for independent directors — Any member of the promoter and promoter group cannot be an independent director. “Board interlocks” are not permitted, i.e. a non-independent director of Company A cannot be an independent director of Company B, if a non-independent director of Company B is already an independent director of Company A. As part of annual board evaluation, board must certify every year that the independent directors fulfil the criteria for independence.

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

e.

Maximum number of directorships a person can hold in listed companies has been reduced from ten to eight by April 2019 and to seven by April 2020. Managing Director and Whole-time Director of a listed entity cannot hold more than three Independent Director positions.

f.

Disclosure of skills/expertise of directors — The Corporate Governance report shall include a matrix setting out the skills/expertise/competence of directors in the following manner: a) list of core skills/expertise/competence as required in the context of the business of the company and those actually available with the board (effective for the financial year ended March 31, 2019) and b) name of directors who have such skills/expertise/competence (effective for the financial year ended March 31, 2020).

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

With effect from October 19, 2019, SEBI made the following key amendments to the 2018 Buy-back Regulations:

a.	Maximum limit of buy-back (25% of paid-up capital and free reserves) shall be determined based on both standalone and consolidated financial statements of the company.

b.	The debt-equity ratio of the company post-buyback should not be greater than 2:1, computed both on a standalone and consolidated basis.

c.

Where companies have subsidiaries that are non-banking financial companies (“NBFCs”) or housing finance companies, the debt-equity ratio on a consolidated basis is excluding debt-equity ratio of such subsidiaries. However, the debt-equity ratio of each of such excluded subsidiaries should not be more than 6:1 on a standalone basis.

Vide its circular dated April 23, 2020, SEBI reduced the restriction on fresh fund raising by companies after the buyback from one year to six months, in light of the COVID-19 pandemic. This relaxation is effective immediately and will be applicable until December 31, 2020.

Prohibition of Insider Trading Regulations, 2015

In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global practices and to tighten the gaps of the existing norms.

On December 31, 2018, SEBI notified the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018 (“PIT Amendment Regulations”), amending certain provisions of the PIT Regulations, which remain applicable to listed Indian companies, with effect from April 1, 2019. A summary of some of the key changes notified by the PIT Amendment Regulations are as follows:

a.

The Board of Directors of listed companies shall frame a policy for defining “legitimate purposes” as part of its Code of Fair Disclosure and Conduct. Notice of confidentiality is required to be given to those persons with whom Unpublished Price Sensitive Information (“UPSI”) is shared as apart of a “legitimate purpose”.

b.

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

c.

Maintenance of a digital database with the names and Permanent Account Number (“PAN”), or any other identifier, of persons and entities with whom UPSI is shared. Such databases shall be maintained with internal controls and checks to ensure non-tampering of the database.

d.

Each company shall establish adequate and effective systems of internal controls to ensure compliance with the PIT Regulations. The Audit Committee of the company shall review and verify the same at least once in a financial year. Additionally, each company is required to formulate written policies and procedures for inquiry in case of a leak or suspected leak of UPSI. Further, the company shall make its employees aware that they can report instances of leak or suspected leak of UPSI through a whistle-blower mechanism.

On July 25, 2019, SEBI further amended the SEBI (Prohibition of Insider Trading) Regulations, 2015, which remain applicable to listed Indian companies. A summary of some of the key changes are as follows:

a.

Trading window closure shall not be applicable in respect of transactions such as off-market, inter se transfer between designated persons, transaction through block deal window mechanism between designated persons, transaction due to statutory or regulatory obligations, exercising of stock options, pledging of shares for bona fide transaction such as raising of funds and transactions for acquiring shares under further public issue, right issue and preferential issue, exercising conversion of warrants/debentures, tendering shares under buy-back, open offer and delisting under respective regulations.

b.

As per earlier regulations, designated persons were required to disclose any “material financial relationship” with another person involving either “payments” or “receipt” of amounts by them (such as loans or gifts). Now, it is clarified that only “payments by designated persons” need to be disclosed. The threshold for such payment is 25% of annual income of such designated person. This is to curb indirect insider dealings by the designated person who may lend money to a third person to trade anonymously.

c.

Trading window shall be mandatorily closed from the end of every quarter until 48 hours after the declaration of financial results (earlier wording seemed to indicate there was an option for listed companies to decide).

On September 17, 2019, with an aim to uncover insider trading cases, SEBI announced a new mechanism to reward informants with up to ₹100,000,000 cash for any credible inside information through a specially created hotline, and also made a provision for protection against retaliation and victimization of the informant.

Compliance requirements relaxations by SEBI

With a view to reduce the compliance burden on listed companies, SEBI has issued several circulars between March and May 2020, providing for relaxation in various compliance requirements, including periodic filing requirements for listed entities under the SEBI Listing Regulations. The major relaxations are as follows:

a.

Extension of time for compliances/filings – The deadline for submission of various quarterly, half-yearly and annual submissions to be made to the stock exchanges has been extended by 30-45 days, as the case may be.

b.

Conducting of board meetings – The board of directors and audit committee of listed entities are exempt from observing the maximum stipulated time gap of 120 days between two meetings as required under the SEBI Listing Regulations, in respect of meetings between the period from December 1, 2019 to June 30, 2020.

c.

Exemption from newspaper advertisement – SEBI exempted the requirement for publication of advertisements in newspapers as required under the SEBI Listing Regulations for most events until May 15, 2020.

d.

Delayed applicability of standard operating procedure – The standard operating procedure on imposition of fines and other enforcement actions for non-compliance with provisions of the SEBI Listing Regulations have been deferred to the compliance periods ending on or after June 30, 2020.

e.

Prior intimation of board meetings – The requirement of providing prior intimation to stock exchanges in connection with board meetings to consider prescribed matters shall be reduced from 5 days/2 working days to 2 days until July 31, 2020.

f.

Relaxation for holding AGMs – The top 100 listed entities in India by market capitalization, which are required to hold their AGMs within five months from the end of the financial year, can hold the AGM for the financial year ended March 31, 2020 through September 30, 2020. Further, SEBI extended relaxations under the SEBI Listing Regulations relating to AGMs, corresponding with the MCA circulars allowing companies to hold AGMs through video conferencing or other audiovisual means.

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”) and the rules and regulations made thereunder. The main objective behind FEMA is to consolidate and amend the laws relating to foreign exchange, to facilitate external trade and payments and to promote the orderly development and maintenance of a foreign exchange market. FEMA regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the RBI. The Ministry of Finance notified the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (“NDI Rules”) on October 17, 2019 superseding the Foreign Exchange Management (Transfer of Issue of Security by a Person Resident outside India) Regulations, 2017 (“TISPRO”) and the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2018. These rules govern foreign investments into India, including foreign direct investments into Indian companies by persons resident outside India.

The primary objective of these rules are:

•	To simplify the provisions governing foreign investment in India.

•	To vest the Central Government with power over non-debt instruments.

•	To vest the RBI with the power over debt instruments.

The Foreign Direct Investment Scheme under the RBI’s ‘Automatic Route’ enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than an NRI or an Overseas Citizen of India (“OCI”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stock broker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

By notification dated April 22, 2020, the GoI has amended its FDI policy to state that investment by a non-resident entity of a country that shares a land border with India, or where the beneficial ownership of an investment into India is situated in or is a citizen of any such countries, shall be under the ‘Government Route’, which requires GoI approval prior to investment. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction/purview such subsequent change in beneficial ownership, will also require GoI approval.

Under FEMA, the onus of compliance with the various foreign investment limits rests on the company. In order to facilitate listed companies’ compliance with the requirements, SEBI, in consultation with the RBI, has put in place a new system for monitoring the foreign investment limits, with effect from May 1, 2018.

In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required. The limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI is $250,000 per financial year, for any permitted current or capital account transaction or a combination of both.

Over a period of time, and particularly since 1991, the GoI has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the Foreign Investment Promotion Board (“FIPB”) or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds and such industry sectors are not under the Government approval route. The GoI abolished the FIPB in June 2017. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The GoI has clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

Reporting of Foreign Investment in India

With an objective of improving ease of doing business in India, the RBI introduced the Single Master Form (“SMF”) reporting system which would subsume all existing reporting requirements, irrespective of the mode or instrument through which the foreign investment is made. Prior to implementation of the same, the RBI provided an interface to the Indian entities to input data on total foreign investments in a specified format. The RBI introduced this new system for smoothening the reporting system for FDI-related transactions. All forms which are used for reporting to the RBI have been combined into one form so that users can access one common platform for all reporting.

Investment by NRIs

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An NRI or an OCI resident outside India may invest in certain capital instruments issued by an Indian company, capital of an Indian limited liability partnership and convertible notes issued by an Indian startup company on a non-repatriation basis. Further, NRIs or OCIs may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Investment by NRIs or OCIs on non-repatriation basis will be deemed to be domestic investment at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the FDI policy. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

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

The individual and aggregate investment limits for the FPIs shall be below 10% and 24% respectively of the total paid-up equity capital on a fully diluted basis and such investments shall also be within such overall sectoral caps prescribed under the FDI policy. The NDI Rules has brought about a substantial change: effective from April 1, 2020, the aggregate limit for investment by FPIs shall be the sectoral cap applicable to such Indian company. An Indian company may, with the approval of its board of directors and members, by a resolution and a special resolution, respectively: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24% or 49% or 74% as deemed fit, or (ii) increase the aggregate limit to 49% or 74% of the sectoral cap or statutory ceiling, respectively, as deemed fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

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

Overseas Investment

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provides that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding $1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. Vide circular dated January 25, 2017, RBI prohibited Indian companies from making direct investments in an overseas entity (set up or acquired abroad directly, as a joint venture or a wholly-owned subsidiary, or indirectly, as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as “non-cooperative countries and territories” or as notified by the RBI from time to time.

External Commercial Borrowings

In December 2018, RBI notified the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018 (“New ECB Regulations”) superseding the earlier framework that applied to External Commercial Borrowings (“ECB”). The objective behind the New ECB Regulations was to a) simplify existing ECB framework and thereby making it easier for borrowers to access foreign debt funding, and b) merge the two existing regulations, i.e., Foreign Exchange Management (Borrowing or Lending in Foreign Exchange) Regulations, 2000 and Foreign Exchange Management (Borrowing or Lending in Rupees) Regulations, 2000, under one unified framework.

Per the provisions of the RBI’s Master Direction on External Commercial Borrowings (ECBs), ECB proceeds were not permitted to be utilized towards certain end-uses (also referred to as the “Negative List”). Based on feedback from stakeholders and with a view to further liberalize the ECB framework, the RBI has, by its circular dated July 30, 2019, permitted borrowers to raise ECBs towards the following end-uses from recognized lenders, except foreign branches/overseas subsidiaries of Indian banks and subject to the overall limit and leverage as prescribed:

a)

ECBs with a minimum average maturity period of 10 years for working capital purposes and general corporate purposes. Borrowing by NBFCs for such maturity for on-lending for the above purposes is also permitted.

b)

ECBs with a minimum average maturity period of seven years can be availed by eligible borrowers for repayment of Rupee-denominated loans availed domestically for capital expenditure, as well as by NBFCs for on-lending for the same purpose. For repayment of Rupee-denominated loans availed domestically for purposes other than capital expenditure, or for on-lending by NBFCs for the same, the minimum average maturity period of the ECB is required to be 10 years.

c)

Eligible corporate borrowers can avail ECB for repayment of Rupee-denominated loans availed domestically for capital expenditure in manufacturing and infrastructure sector if classified as NPA, under any one-time settlement with lenders. Lender banks are also permitted to sell, through assignment, such loans to eligible ECB lenders, except foreign branches/overseas subsidiaries of Indian banks, provided that the resultant ECB complies with the all-in-cost, minimum average maturity period and other relevant norms of the ECB framework.

Relaxation in time period for realization of export proceeds

Pursuant to current RBI regulations on export of goods and services, the time period allowed for realization of export proceeds is nine months from the date of export. Due to the conditions resulting from COVID-19, the RBI has, vide its circular dated April 1, 2020, extended the time period for realization and repatriation of export proceeds for exports made up to or on July 31, 2020 to 15 months from the date of export. This measure by the RBI is intended to enable exporters to realize their receipts, especially from COVID-19 affected countries, within the extended period and to provide greater flexibility to the exporters to negotiate future export contracts with buyers abroad.

Taxation

The following summary is based on the law and practice of the Indian Income Tax Act, 1961, including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act, 1961 read with the 2014 Scheme. The Income Tax Act, 1961 is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income Tax Act.

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

•

Per the Finance Act, 2020, an Indian citizen who is not liable to tax in any other country or territory shall be deemed to be resident in India subject to fulfillment of certain conditions. This amendment will take effect from April 1, 2021.

The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a fiscal year for the purposes of employment outside of India or (ii) in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more. Pursuant to the Finance Act, 2020, an amendment is enacted in clause (b) of Explanation 1 of Subsection (1) to Section 6 whereby, for a citizen of India or a person of Indian origin visiting India, the period of 60 days or more is extended to 120 days or more, subject to fulfillment of certain conditions.

A company is a resident of India if it is incorporated in India or it’s place of effective management is in India during the year.

Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of shareholders. However, the company paying the dividend is currently subject to a dividend distribution tax (“DDT”) of 15% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Effective October 1, 2014, for the purposes of determining the tax on distributed profits, DDT is calculated on gross distributable surplus, thus the effective rate of DDT is 17.647% on the amount actually distributed as dividends to shareholders. The surcharge on DDT for domestic companies is 12% in addition to an additional surcharge called a “Health and Education Cess” of 4% on such taxes and surcharge, based on which the effective tax on dividend distributed up to March 31, 2020 is 20.56%. Currently, a holding company is not required to pay DDT on its dividend distributed (in the same fiscal year) to the extent the DDT has already been paid by its subsidiary (both domestic and foreign). There is an additional tax at the rate of 10% in the hands of a non-corporate resident assessee having a dividend income in excess of ₹1 million per annum. The Finance Act, 2017 extended this additional tax of 10% to all resident assessees except domestic companies, and 12AA of the Finance Act, 2017 exempts trusts and certain other institutions.

DDT has been abolished by Finance Act, 2020, effective beginning the financial year commencing on April 1, 2020. This will have the effect of reducing the tax burden on the company and the burden of tax payment will shift to the shareholder at the shareholder’s applicable rate of tax.

Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to tax under the Income Tax Act.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident and resident holders in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in Sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, 1961, in conjunction with the 2014 Scheme. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than twenty-four months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of twenty-four months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

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

•

The Finance Act, 2015 amended the law to compute the holding period of capital asset being share or shares of a company, acquired by a non-resident on redemption of GDR, from the date on which a request for redemption was made.

•	In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range	Surcharge rate for FY 2018-19	Surcharge rate for FY 2019-20
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 15% 15%	Nil 10% 15% 25% 37%
Firms/Co-operative Society/Local Authority	0-10 million Above 10 million	Nil 12%	Nil 12%
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12%	Nil 7% 12%
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%	Nil 2% 5%

The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. In the case of employees who receive shares allotted as part of a company’s stock option plan, the purchase price shall be the fair market value which has been taken into account for the purpose of computing the perquisite on salaries. In 1992, the government allowed established Indian companies to issue FCCB. Effective April 2008, the conversion of FCCBs into shares or debentures of any company shall not be treated as a ‘transfer’ and consequently will not be subject to capital gains tax upon conversion. Further, the cost of acquisition of the shares received upon conversion of the bond shall be the price at which the corresponding bond was acquired.

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee with a maximum of 42.74% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

According to the 2014 Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets. Capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident individuals. In addition to this, there will be a surcharge levied and an additional surcharge called “Health and Education Cess” of 4% in addition to the above tax and surcharge will be levied (Refer to table above for surcharge rates).

As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax: In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to each pay a Securities Transaction Tax (“STT”), at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e. the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e., a transaction settled without taking delivery of the shares. The STT rates are as follows:

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.017%	Seller

(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.01%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller

Goods and Service Tax: Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

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

Buyback of Securities. Finance (No. 2) Act, 2019 extended the provisions of Section 115QA of the Income Tax Act, 1961 for buyback of shares, which were initially applicable only to unlisted companies, to the buyback of shares by listed companies. Previously, Indian companies were not subject to any tax on the buyback of their shares if the shares were listed on a recognized stock exchange and the buyback transaction was executed on a recognized stock exchange. However, the shareholders were liable to be taxed on any resulting gains. Companies were required to deduct the tax at source according to the capital gains tax liability of a non-resident shareholder. The Finance Act, 2013 levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buyback of shares by an unlisted company under 115QA of the Income Tax Act, 1961. Now, pursuant to Finance (No. 2) Act, a company shall be liable for additional income tax on the distributed income for every buyback of shares, which will result in additional cash outflow. Currently the rate of tax on buyback of shares is 20% (plus surcharge and cess). Finance (No. 2) Act has been provided that these changes shall not apply to any buyback of shares listed on a recognized stock exchange for which a public announcement was made on or before the July 5, 2019 in accordance with the provisions of the 2018 Buy-back Regulations.

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

General Anti Avoidance Rule (“GAAR”): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of Sections 95 to 102, on April 1, 2014 and came into effect April 1, 2017. If any transaction is arranged to obtain a tax benefit and it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as an impermissible avoidance arrangement or an arrangement with lack of commercial substance. The tax authorities, after a hearing of the tax payer and after obtaining due approvals from a higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under the GAAR provisions are as under:

a)	disregarding, combining or recharacterizing any step in, or a part or whole of an arrangement;

b)	treating an arrangement as if it had not been entered into or carried out;

c)	any equity may be treated as debt or vice versa,

d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,

e)	any expenditure, deduction, relief or rebate may be re-characterized.

Minimum Alternative Tax (“MAT”): The Income Tax Act, 1961 introduced the provisions of MAT with effect from April 1, 2001, which require corporate assessees to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, and provision towards any diminution in the value of assets and appropriations, among other things. From April 2005 until March 2012, any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April 1, 2012 onwards, even income arising out of any business carried on in a Special Economic Zone as a developer or unit is subject to MAT. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Act, for the following ten years as MAT credit. The Finance Act, 2017 increased the period for carry forward of MAT credit to 15 years from 10 years. In the financial year ended March 31, 2020, the GoI amended the Income Tax Act, 1961 vide The Taxation Laws (Amendment) Act, 2019, providing an option to pay a lower rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter VI-A and other profit-linked deductions as prescribed in the Income Tax Act, 1961. This option, once exercised, is irrevocable and the corresponding MAT credit available will be lapsed. In the future, if a company opts for this lower rate of tax, this may lead to increase in tax outflow and the MAT credit available to the company will be lapsed. Further, the rate of tax under MAT provisions has been reduced to 17.47% from 21.54%.

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

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U,S, federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the GoI for the avoidance of Double Taxation and the prevention of Fiscal Evasion (the “Convention”) with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Code, U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

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

Dividends. The gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction (“DRD”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of us. 10% corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Subject to certain conditions and limitations, including the passive foreign investment company rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes.

A qualified foreign corporation generally includes a foreign corporation (1) with respect to any dividend it pays on its shares (or ADSs in respect of such shares) that are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States which the U.S. Treasury Secretary determines is satisfactory and which includes an exchange of information program. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the NYSE, an established securities market in the United States as identified by Internal Revenue Service guidance. We may also be eligible for benefits under the Convention.

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

Additional Tax on Net Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for any taxable year for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•

on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects or is a controlled foreign corporation, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2020. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior taxable year, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

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

If we are treated as a passive foreign investment company for any taxable year during which a U.S. holder holds the ADSs or equity shares, we will continue to be treated as a passive foreign investment company with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the ADSs or equity shares, unless we were to cease to be a passive foreign investment company and the U.S. holder makes a “deemed sale” election with respect to the ADSs or equity shares.

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

Washington D.C. 20549

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

Subsidiary Information.

For details of our subsidiaries, please refer to Note 32 of the Notes to the Consolidated Financial Statements.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables, lease liabilities and loans and borrowings.

Our exposure to market risk is a function of investment and financing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to losses.

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

As of March 31, 2020, a ₹1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹1,972 million (Consolidated Statement of Income ₹658 million and other comprehensive income ₹1,314 million) decrease in the fair value, and a ₹1 decrease would result in approximately ₹1,912 million (consolidated statement of income ₹658 million and other comprehensive income ₹1,254 million) increase in the fair value of foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. From time to time, to manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps from March 31, 2020, additional net annual interest expense on our floating rate borrowing would amount to approximately ₹773 million.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2020 or for revenues for the year ended March 31, 2020. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2020, our cash and cash equivalents are held with major banks and financial institutions. Please refer to “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2020, the Depository paid an amount of $48,514.97 (net of TDS) towards settlement of expenses relating to our ADR program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2020, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2020. In conducting this assessment of internal control over financial reporting, management based criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2020.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2020, of the Company and our report dated May 29, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company’s change in method of accounting for leases in fiscal year 2020 and revenue form contracts with customers in fiscal year 2019 due to adoption of International Financial Reporting Standard 16, Leases and International Financial Reporting Standard 15, Revenue from Contracts with Customers, respectively.

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

/s/ Deloitte Haskins & Sells LLP
Bengaluru, India
May 29, 2020

Change in internal controls over financial reporting.

In response to the COVID-19 pandemic, we initiated our business continuity program in March 2020 and facilitated our employees to work remotely/work from home. Our business continuity program and the design of our processes allow for remote execution with accessibility to secure data. There were no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting during the period covered in this Annual Report.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final Corporate Governance Rules and Listing Standards of the New York Stock Exchange as approved by the Securities and Exchange Commission on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

A detailed compliance report with the final Corporate Governance rules of the NYSE will be separately filed with the New York Stock Exchange.

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

Members of the committee are non-management directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the NYSE. The Board has determined that Mr. M.K. Sharma qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Our Board has also determined that Mr. M.K. Sharma is an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

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

We have adopted a Code of Business Conduct, applicable to all officers, directors and employees. Our Code of Business Conduct is available under the investor relations section on our website at www.wipro.com. We have also adopted a Code of Conduct for Independent Directors as prescribed under the Companies Act, 2013, which is available under the investor relations section on our website at www.wipro.com.

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the year ended March 31, 2019 and March 31, 2020.

	Year ended March 31,
	2019		2020
	(₹ in millions)
Audit fees	₹	73	₹	81
Tax fees		40		51
All other fees		12		17
Total	₹	125	₹	149

Audit services: comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, audits of interim financial statements and other audit/attestation services.

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

Other services: comprise fees for testing Service Organization Controls under International Standard on Assurance Engagements established by the International Auditing and Assurance Standards Board.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Record Date	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 21, 2019	323,076,923	₹	325	323,076,923	N.A.

Please refer to Note 22 of our Notes to Consolidated Financial Statements for a description of the buyback concluded during the year ended March 31, 2020.

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

•

Listing regulations with Indian stock exchanges require that the maximum number of directorships a person can hold in listed companies be reduced from ten to eight by April 2019 and to seven by April 2020.

•

Listing regulations with Indian stock exchanges require disclosure of the skills/expertise of Directors. The Corporate Governance report shall include a matrix setting out the skills/expertise/competence of Directors in the following manner: a) list of core skills/expertise/competence as required in the context of the business of the Company and those actually available with the Board (effective for the financial year ended March 31, 2019) and b) name of Directors who have such skills/expertise/competence (effective for the financial year ended March 31, 2020).

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

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 and 3(xiv) to the financial statements, the Company has changed its method of accounting for leases in fiscal year 2020 and revenue from contracts with customers in fiscal year 2019 due to adoption of International Financial Reporting Standard 16, Leases and International Financial Reporting Standard 15, Revenue from Contracts with Customers, respectively.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fixed price contracts using the percentage of completion method - Refer Notes 2 (iv)(a), 3(xiv)B and 24 to the financial statements.

Critical Audit Matter Description

Revenue from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs required to complete the project. The estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated project costs.

We identified the revenue recognition for fixed price contracts where the percentage-of-completion method is used as a critical audit matter because of the significant judgement involved in estimating the efforts to complete such contracts.

This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred to-date and estimates of efforts required to complete the remaining contract performance obligations over the lives of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence supporting the application of the input method used to recognize revenue and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimates of efforts to complete for fixed-price contracts accounted using the percentage-of-completion method included the following, among others:

•

We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining contract performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred.

•

We evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual information to estimates for performance obligations that have been fulfilled.

•	We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

•	Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time was appropriate, and the contract was included in management’s calculation of revenue over time.

•	Evaluated other information that supported the estimates of the progress towards satisfying the performance obligation.

•	Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation.

•

Compared efforts incurred with Company’s estimate of efforts incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining efforts to complete the contract.

•

Tested the estimate for consistency with the status of delivery of milestones and customer acceptances to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations.

Allowance for credit losses Refer Notes 2(iv)(g), 3(x)(A), 9 and 25 to the financial statements

Critical Audit Matter Description

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit losses, the Company also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

We identified allowance for credit losses as a critical audit matter because of the significant judgement involved in calculating the expected credit losses. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate of the expected credit losses.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for credit losses for trade receivables, unbilled receivables and contract assets included the following, among others:

•

We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions, (2) completeness and accuracy of information used in the estimation of probability of default, and (3) computation of the allowance for credit losses.

•

For a sample of customers we tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.

•

We evaluated the incorporation of the applicable assumptions into the estimate of expected credit losses and tested the mathematical accuracy and computation of the allowances by using the same input data used by the Company.

•	We evaluated the qualitative adjustment to the historical loss rates, including assessing the basis for the adjustments and the reasonableness of the significant assumptions.

/S/ Deloitte Haskins & Sells LLP

Bengaluru, India

May 29, 2020

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	116,980	131,012	1,738
Intangible assets	6	13,762	16,362	217
Property, plant and equipment	4	70,601	81,120	1,076
Right-of-use assets	5	—	16,748	222
Financial assets
Derivative assets	19	173	—	—
Investments	8	6,916	9,302	123
Trade receivables	9	4,373	6,049	80
Other financial assets	12	5,146	5,881	78
Investments accounted for using the equity method	8	1,235	1,383	18
Deferred tax assets	21	5,604	6,005	80
Non-current tax assets		20,603	11,414	151
Other non-current assets	13	15,872	11,935	158

Total non-current assets		261,265	297,211	3,941

Inventories	10	3,951	1,865	25
Financial assets
Derivative assets	19	4,931	3,025	40
Investments	8	220,716	189,635	2,515
Cash and cash equivalents	11	158,529	144,499	1,917
Trade receivables	9	100,489	104,474	1,386
Unbilled receivables		22,880	25,209	335
Other financial assets	12	14,611	8,614	114
Contract assets		15,038	17,143	228
Current tax assets		7,435	2,882	38
Other current assets	13	23,086	22,505	299

		571,666	519,851	6,897
Assets held for sale		240	—	—

Total current assets		571,906	519,851	6,897

TOTAL ASSETS		833,171	817,062	10,838

EQUITY
Share capital		12,068	11,427	152
Securities premium reserve		533	1,275	17
Retained earnings		534,700	519,907	6,896
Share-based payment reserve		2,617	1,550	21
Other components of equity		18,198	23,299	309

Equity attributable to the equity holders of the Company		568,116	557,458	7,395
Non-controlling interest		2,637	1,875	25

TOTAL EQUITY		570,753	559,333	7,420

LIABILITIES
Financial liabilities
Long - term loans and borrowings	14	28,368	4,840	64
Derivative liabilities	19	—	138	2
Lease liabilities	14	—	12,638	168
Other financial liabilities	16	—	151	2
Deferred tax liabilities	21	3,417	2,825	37
Non-current tax liabilities		11,023	13,205	175
Other non-current liabilities	17	5,258	7,537	100
Provisions	18	2	2	^

Total non-current liabilities		48,068	41,336	548

Financial liabilities
Loans, borrowings and bank overdrafts	14	71,099	73,202	971
Derivative liabilities	19	1,310	7,231	96
Trade payables and accrued expenses	15	88,304	78,129	1,036
Lease liabilities	14	—	6,560	87
Other financial liabilities	16	644	899	12
Contract liabilities		24,768	18,775	249
Current tax liabilities		9,541	11,731	156
Other current liabilities	17	18,046	19,254	255
Provisions	18	638	612	8

Total current liabilities		214,350	216,393	2,870

TOTAL LIABILITIES		262,418	257,729	3,418

TOTAL EQUITY AND LIABILITIES		833,171	817,062	10,838

^	Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2018	2019	2020	2020
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	544,871	585,845	610,232	8,094
Cost of revenues	25	(385,575)	(413,033)	(436,085)	(5,784)

Gross profit		159,296	172,812	174,147	2,310

Selling and marketing expenses	25	(42,349)	(44,510)	(42,907)	(569)
General and administrative expenses	25	(34,141)	(35,951)	(29,823)	(396)
Foreign exchange gains/(losses), net	28	1,488	3,215	3,169	42
Other operating income	26	—	4,344	1,144	15

Results from operating activities		84,294	99,910	105,730	1,402

Finance expenses	27	(5,830)	(7,375)	(7,328)	(97)
Finance and other income	28	23,999	22,923	24,081	319
Share of net profit /(loss) of associates accounted for using the equity method	8	11	(43)	29	^

Profit before tax		102,474	115,415	122,512	1,624
Income tax expense	21	(22,390)	(25,242)	(24,799)	(329)

Profit for the year		80,084	90,173	97,713	1,295

Profit attributable to:
Equity holders of the Company		80,081	90,031	97,218	1,288
Non-controlling interest		3	142	495	7

Profit for the year		80,084	90,173	97,713	1,295

Earnings per equity share:	29
Attributable to equity shareholders of the Company
Basic		12.64	14.99	16.67	0.22
Diluted		12.62	14.95	16.62	0.22

Weighted average number of equity shares used in computing earnings per equity share
Basic		6,333,391,200	6,007,376,837	5,833,384,018	5,833,384,018
Diluted		6,344,482,633	6,022,304,367	5,847,823,239	5,847,823,239

^	Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2018	2019	2020	2020
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the year		80,084	90,173	97,713	1,295

Other comprehensive income (OCI)
Items that will not be reclassified to profit and loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		567	235	(1,050)	(14)
Net change in fair value of financial instruments through OCI		(750)	(464)	724	10

		(183)	(229)	(326)	(4)

Items that may be reclassified to profit and loss in subsequent periods
Foreign currency translation differences	20
Translation difference relating to foreign operations		3,576	3,238	8,447	112
Net change in fair value of hedges of net investment in foreign operations		(49)	(287)	—	—
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services, Workday business and Cornerstone OnDemand business		—	(4,210)	—	—
Net change in time value of option contracts designated as cash flow hedges		1	463	(520)	(7)
Net change in intrinsic value of option contracts designated as cash flow hedges		(76)	811	(1,558)	(21)
Net change in fair value of forward contracts designated as cash flow hedges		(5,945)	1,255	(2,652)	(35)
Net change in fair value of financial instruments through OCI		(433)	(18)	1,222	16

		(2,926)	1,252	4,939	65

Total other comprehensive income, net of taxes		(3,109)	1,023	4,613	61

Total comprehensive income for the year		76,975	91,196	102,326	1,356

Total comprehensive income attributable to:
Equity holders of the Company		76,956	90,945	101,673	1,347
Non-controlling interest		19	251	653	9

		76,975	91,196	102,326	1,356

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of Shares*	Share capital, fully paid-up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the year
Profit for the year	—	—	—	80,081	—	—	—	—	80,081	3	80,084
Other comprehensive income	—	—		—	—	3,511	(6,020)	(616)	(3,125)	16	(3,109)

Total comprehensive income for the year	—	—	—	80,081	—	3,511	(6,020)	(616)	76,956	19	76,975

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Cash dividend paid (including dividend tax thereon)	—	—	—	(5,420)	—	—	—	—	(5,420)	—	(5,420)
Issue of equity shares on exercise of options	3,559,599	8	1,987	—	(1,971)	—	—	—	24	—	24
Issue of shares by controlled trust on exercise of options	—	—	—	1,182	(1,182)	—	—	—	—	—	—
Buyback of equity shares #	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buyback	—	—	—	(312)	—	—	—	—	(312)		(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—		—
Compensation cost related to employee share-based payment	—	—	—	14	1,370	—	—	—	1,384	—	1,384

Total transactions with owners of the Company	2,092,883,926	4,187	331	(117,746)	(1,783)	—	—	687	(114,324)	—	(114,324)

As at March 31, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of Shares*	Share capital, fully paid-up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balance as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the year
Profit for the year	—	—	—	90,031	—	—	—	—	90,031	142	90,173
Other comprehensive income	—	—	—	—	—	(1,368)	2,529	(247)	914	109	1,023

Total comprehensive income for the year	—	—	—	90,031	—	(1,368)	2,529	(247)	90,945	251	91,196

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,681,717	4	528	—	(528)	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options	—	—	—	565	(565)	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon) #	—	—	—	(5,434)	—	—	—	—	(5,434)	—	(5,434)
Bonus issue of equity shares #	1,508,469,180	3,016	(795)	(1,454)	—	—	—	(767)	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share-based payment	—	—	—	6	1,938	—	—	—	1,944	—	1,944

Total transactions with owners of the Company	1,510,150,897	3,020	(267)	(6,317)	845	—	—	(767)	(3,486)	(24)	(3,510)

As at March 31, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of Shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 ##	—	—	—	(872)	—	—	—	—	(872)	—	(872)

Adjusted balance as at April 1, 2019	6,033,935,388	12,068	533	533,828	2,617	15,250	2,415	533	567,244	2,637	569,881

Total comprehensive income for the year
Profit for the year	—	—	—	97,218	—	—	—	—	97,218	495	97,713
Other comprehensive income	—	—	—	—	—	8,289	(4,730)	896	4,455	158	4,613

Total comprehensive income for the year	—	—	—	97,218	—	8,289	(4,730)	896	101,673	653	102,326

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,498,925	5	742	—	(742)	—	—	—	5	—	5
Buyback of equity shares #	(323,076,923)	(646)	—	(105,000)	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback	—	—	—	(311)	—	—	—	—	(311)	—	(311)
Issue of shares by controlled trust on exercise of options	—	—	—	1,026	(1,026)	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	9	1,262	—	—	—	1,271	—	1,271
Effect of modification of ADS RSUs from equity settled to cash settled ###	—	—	—	—	(561)	—	—	—	(561)	—	(561)
Cash dividend paid (including dividend tax thereon) #	—	—	—	(6,863)		—	—	—	(6,863)	—	(6,863)
Cash dividend paid to Non-controlling interest	—	—	—	—		—	—	—	—	(1,415)	(1,415)

Total transactions with owners of the Company	(320,577,998)	(641)	742	(111,139)	(1,067)	—	—	646	(111,459)	(1,415)	(112,874)

As at March 31, 2020	5,713,357,390	11,427	1,275	519,907	1,550	23,539	(2,315)	2,075	557,458	1,875	559,333

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		152	17	6,896	21	312	(31)	28	7,395	25	7,420

*

Includes 23,097,216, 27,353,853 and 22,746,081 treasury shares held as at March 31, 2018, 2019 and 2020, respectively by a controlled trust. 4,351,775, 2,599,183 and 4,607,772 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2018, 2019 and 2020, respectively.

#	Refer to Note 22
##	Refer to Note 3
###	Refer to Note 30

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2018	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	80,084	90,173	97,713	1,295
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment and intangible assets, net	(334)	(309)	(11)	^
Depreciation, amortization and impairment	21,124	19,474	20,862	277
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	4,794	(546)	6,376	85
Share based compensation expense	1,347	1,938	1,262	17
Share of net (profit) /loss of associates accounted for using the equity method	11	43	(29)	^
Income tax expense	22,390	25,242	24,799	329
Dividend and interest (income)/expenses, net	(20,547)	(17,371)	(18,945)	(251)
Gain from sale of business and loss of control in subsidiary, net	—	(4,344)	(1,144)	(15)
Other non-cash items	4,405	—	—	—
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	(9,735)	1,392	(3,327)	(44)
Unbilled receivables and Contract assets	2,192	4,580	(3,561)	(47)
Inventories	545	(566)	2,085	28
Other assets	(170)	(6,909)	(80)	(1)
Trade payables, accrued expenses, other liabilities and provisions	4,499	20,844	(12,401)	(164)
Contract liabilities	1,733	7,824	(6,572)	(87)

Cash generated from operating activities before taxes	112,338	141,465	107,027	1,422
Income taxes paid, net	(28,105)	(25,149)	(6,384)	(85)

Net cash generated from operating activities	84,233	116,316	100,643	1,337

Cash flows from investing activities:
Purchase of property, plant and equipment	(21,870)	(22,781)	(23,497)	(312)
Proceeds from sale of property, plant and equipment	1,171	1,940	1,270	17
Purchase of investments	(782,475)	(930,614)	(1,178,247)	(15,629)
Proceeds from sale of investments	830,448	954,954	1,212,826	16,087
Proceeds from sale of hosted data center services business and loss of control in subsidiary, net of related expenses and cash	—	26,103	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	(6,652)	—	(10,003)	(133)
Proceeds from sale of business	—	—	7,459	99
Interest received	14,347	20,163	23,837	316
Dividend received	609	361	367	5

Net cash generated in investing activities	35,578	50,126	34,012	450

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	24	4	14	^
Repayment of loans and borrowings	(155,254)	(104,039)	(132,380)	(1,756)
Proceeds from loans and borrowings	144,271	65,161	106,342	1,411
Repayment of lease liabilities	—	—	(6,784)	(90)
Payment for deferred contingent consideration in respect of business combination	(164)	(265)	—	—
Payment for buy back of shares, including transaction cost	(110,312)	—	(105,311)	(1,397)
Interest paid	(3,123)	(4,796)	(4,601)	(61)
Payment of cash dividend (including dividend tax thereon)	(5,420)	(5,434)	(6,863)	(91)
Payment of cash dividend to Non-controlling interest	—	—	(1,415)	(19)

Net cash used in financing activities	(129,978)	(49,369)	(150,998)	(2,003)

Net increase/ (decrease) in cash and cash equivalents during the year	(10,167)	117,073	(16,343)	(216)
Effect of exchange rate changes on cash and cash equivalents	375	526	1,922	25
Cash and cash equivalents at the beginning of the year	50,718	40,926	158,525	2,103

Cash and cash equivalents at the end of the year (Note 11)	40,926	158,525	144,104	1,912

Refer to Note 14 for supplementary information on the consolidated statement of cash flows

^	Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on May 29, 2020.

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

The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the consolidated statement of income, consolidated statement of comprehensive income and consolidated statement of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.

All amounts included in the consolidated financial statements are reported in millions of Indian rupees (₹in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments,

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss,

c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2020, have been translated into United States dollars at the certified foreign exchange rate of $1 = ₹75.39 as published by Federal Reserve Board of Governors on March 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates.

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

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

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

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to expected credit loss calculation based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life is based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

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

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term is included in the lease term, if it is reasonably certain that the lessee would exercise the option. The Company reassesses the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transaction.

m)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

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

Investments accounted for using the equity method

Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognized at cost. The carrying amount of investment is increased/ decreased to recognize investors share of profit or loss of the investee after the acquisition date.

Non-current assets and disposal groups held for sale

Assets and liabilities of disposal groups that are available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale and liabilities associated with assets held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell.

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

(iii) Foreign currency transactions and translation

a) Transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Gains/(losses), net, relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes.

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

(iv) Financial instruments

A)    Non-derivative financial instruments:

Non-derivative financial instruments consist of:

•

financial assets which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

•	financial liabilities which include long and short-term loans and borrowings, bank overdrafts, trade payables and accrued expenses, lease liabilities, and eligible current and non-current liabilities.

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

c. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets.

d. Trade payables, accrued expenses, and other liabilities

Trade payables, accrued expenses, and other liabilities are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in the business combination is subsequently measured at fair value through profit or loss.

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

Subsequent to initial recognition, derivative financial instruments are accounted as described below:

a. Cash flow hedges

Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated statement of income.

b. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company also designates foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/(losses) on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

c. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expenses.

C) Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognize the financial asset and recognizes a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognized from the Company’s statement of financial position when the obligation specified in the contract is discharged or cancelled or expires.

(v) Equity and share capital

a) Share capital and Securities premium reserve

The authorized share capital of the Company as at March 31, 2020 is ₹25,274 divided into 12,504,500,000 equity shares of ₹2 each, 25,000,000 preference shares of ₹10 each and 150,000 10% optionally convertible cumulative preference shares of ₹100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as securities premium reserve.

Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 23,097,216, 27,353,853 and 22,746,081 treasury shares as at March 31, 2018, 2019 and 2020, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2018, 2019 and 2020 amounting to ₹1,139, ₹1,139, and ₹1,139 respectively, which is not freely available for distribution.

It also includes Nil, ₹28,565 and ₹43,804 as at March 31, 2018, 2019 and 2020, respectively representing the Special Economic Zone (“SEZ”) Re-Investment Reserve. The SEZ Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

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

f) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income, net of taxes and presented within equity as cash flow hedging reserve.

g) Other reserves

Changes in the fair value of financial instruments measured at fair value through other comprehensive income and actuarial gains and losses on defined benefit plans are recognized in other comprehensive income, net of taxes and presented within equity in other reserves.

Other reserves also include Capital redemption reserve as at March 31, 2018, 2019 and 2020 amounting to ₹767, ₹Nil and ₹646, respectively, which is not freely available for distribution.

h) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

i) Buyback of equity shares

The buyback of equity shares and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings.

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

(vii) Business combination, Goodwill, and Intangible assets

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

b) Goodwill

The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statement of income. Goodwill is measured at cost less accumulated impairment (if any).

Goodwill associated with disposal of an operation that is part of cash-generating unit is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless the entity can demonstrate that some other method better reflects the goodwill associated with the operation disposed of.

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

The estimated useful life of amortizable intangibles are reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	5 to 15 years
Marketing related intangibles	3 to 7 years

(viii) Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company enters into an arrangement for lease of land, buildings, plant and machinery including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to –

(a)	control the use of an identified asset,

(b)	obtain substantially all the economic benefits from use of the identified asset, and

(c)	direct the use of the identified asset.

The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option.

The Company at the commencement of the lease contract recognizes a Right-of-Use (RoU) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short term leases) and low-value assets. For these short term and low value leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

The cost of the right-of-use assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the right-of-use assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The right-of-use assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of right-of-use assets. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.

The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets below.

For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the right-of-use assets. Where the carrying amount of the right-of-use assets is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

Lease liability payments are classified as cash used in financing activities in the consolidated statement of cash flows.

The Company as a lessor

Leases under which the Company is a lessor are classified as a finance or operating lease. Lease contracts where all the risks and rewards are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating lease.

For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate contracts. The sub-lease is further classified either as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease.

(ix) Inventories

Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the weighted average method.

(x) Impairment

A) Financial assets

The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortized cost, debt instruments classified as FVTOCI, trade receivables, unbilled receivables, contract assets, finance lease receivables, and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate.

Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss.

B) Non-financial assets

The Company assesses long-lived assets such as property, plant and equipment, right-of-use assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets.

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

c. Gratuity and Pension

In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third party fund managers.

The Company also maintains pension and similar plans for employees outside India, based on the country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lumpsum payment as set out in rules of each fund.

The Company’s obligation in respect of above plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. The Company recognizes actuarial gains and losses in other comprehensive income, net of taxes.

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

(xii) Share-based payment transactions

Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, for rendering services over a defined vesting period and for Company’s performance-based stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the consolidated statement of income with a corresponding increase to the share-based payment reserve, a component of equity.

The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments or cash settled instruments that will eventually vest.

Cash Settled instruments granted are re-measured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognized in the consolidated statement of income with a corresponding increase to financial liability.

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

Effective April 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The adoption of the new standard has resulted in a reduction of ₹2,279 in the opening retained earnings, primarily relating to certain contract costs because these do not meet the criteria for recognition as costs to fulfil a contract.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

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

B. Fixed-price contracts

i. Fixed-price development contracts

Revenues from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.

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

Unbilled receivables on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional upon passage of time.

ii. Maintenance contracts

Revenues related to fixed-price maintenance contracts are recognized based on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered, is recognized based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

iii. Element or Volume based contracts

Revenues and costs are recognized as the related services are rendered.

C. Products

Revenue on product sales are recognized when the customer obtains control of the specified product.

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

•

The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

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

•

Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contract and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses.

(xv) Finance expenses

Finance expenses comprises interest cost on borrowings and lease liabilities, gains or losses arising on re-measurement of financial assets measured at FVTPL, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

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

a) Current income tax

Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

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

(xix) Cash flow statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated.

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

(xxii) Disposal of assets

The gain or loss arising on disposal or retirement of assets is recognized in the consolidated statement of income.

New Accounting standards adopted by the Company:

IFRS 16 - Leases

On April 1, 2019, the Company adopted IFRS 16, Leases, which applied to all lease contracts outstanding as at April 1, 2019, using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The Company has made use of the following practical expedients available in its transition to IFRS 16: -

a)

The Company will not reassess whether a contract is or contains a lease. Accordingly, the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to lease contracts entered by the Company or modified by the Company before April 1, 2019,

b)

The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment. Consequently, the Company has recorded its lease liability using the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right-of-use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted using the incremental borrowing rate at the date of initial application,

c)	The Company excluded the initial direct costs from measurement of the RoU asset,

d)	The Company does not recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rate applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	the Company has recognized right-of-use assets of ₹13,630 and corresponding lease liability of ₹15,379,

b)

the net carrying value of assets procured under the finance lease of ₹1,243 (gross carrying and accumulated depreciation value of ₹3,420 and ₹2,177 respectively) have been reclassified from property, plant and equipment to right- of-use assets,

c)	the obligations under finance leases of ₹2,002 (non-current and current obligation under finance leases ₹496 and ₹1,506 respectively) have been reclassified to lease liabilities,

d)	prepaid rent on leasehold land and other assets, which were earlier classified under “Other Assets” have been reclassified to right-of-use assets by ₹2,222.

The adoption of the new standard has resulted in a reduction of ₹872 in retained earnings, net of deferred tax asset of ₹138.

During the year ended March 31, 2020, the Company recognized in the consolidated statement of income –

a)	Depreciation expense from right-of-use assets of ₹5,911 (Refer to Note 5)

b)	Interest expenses on lease liabilities of ₹914

c)	Rent expense amounting to ₹44 pertaining to leases of low-value assets and ₹2,085 pertaining to leases with less than twelve months of lease term has been included under Facility expenses

d)	Income from subleasing right-of-use assets is not material.

Refer to Note 5 for additions to right-of-use assets during the year ended March 31, 2020 and carrying amount of right-of-use assets as at March 31, 2020 by class of underlying asset.

As of March 31, 2020, the Company is committed to certain leases amounting to ₹1,399 which have not yet commenced. The term of such lease’s ranges from 2 to 8 years.

Lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

The comparatives as at and for the year ended March 31, 2019 and March 31, 2018 have not been retrospectively restated.

The adoption of IFRS 16 did not have any material impact on the Company’s consolidated statement of income and earnings per share.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases as at adoption of the standard, measuring lease liability and discounting the lease liabilities to the present value in accordance with IFRS 16.

Particulars	Total
Operating lease commitments disclosed as at March 31, 2019	₹	19,741
(Less): Impact of discounting on opening lease liability		(1,954)
(Less): Short-term leases not recognized as a liability		(1,675)
(Less): Low-value leases not recognized as a liability		(64)
(Less): Leases commencing after 1st April, but entered into on or before 31st March		(669)

Lease liability recognized as at April 1, 2019	₹	15,379

IFRIC 23 – Uncertainty over Income Tax treatments

The IASB has clarified the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of IFRIC 23 did not have any material impact on the consolidated financial statements of the Company.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

The IASB has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 12 – Income Taxes

The IASB had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company.

New accounting standards not yet adopted by the Company:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1 2019 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IFRS 3 - Business combination

On October 22, 2018, the IASB issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or a group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The adoption of amendment to IFRS 3 is not expected to have any impact on the consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

On September 26, 2019, the IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any significant impact on its consolidated financial statements.

Amendment to IAS 1 and IAS 8 – Definition of Material

On October 30, 2018, the IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. These amendments are effective prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted. The Company does not expect the amendment to have any material impact on its evaluation of materiality in relation to its consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on its consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Amendment to IFRS 16 – Leases

On May 15, 2020, the IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before 30 June 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. These amendments are effective for periods beginning on or after June 1, 2020, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IFRS 16 on its consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment **		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹	3,697	₹	27,490	₹	88,946	₹	16,505	₹	948	₹	137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation and impairment **		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹	81,120

*	Including net carrying value of computer equipment and software amounting to ₹16,375 and ₹16,844, as at March 31, 2019 and 2020, respectively.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to Nil, ₹1,480 and Nil, for the year ended March 31, 2018, 2019 and 2020, respectively, is included in cost of revenues in the consolidated statement of income.

5. Right-of-use assets

	Category of RoU asset
	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689

Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941

Net carrying value as at March 31, 2020									₹	16,748

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2019		2020
Balance at the beginning of the year	₹	117,584	₹	116,980
Translation adjustment		4,529		9,199
Acquisition through business combination, net (Refer to Note 7)		—		4,833
Disposal (Refer to Note 26)		(4,893)		—
Assets reclassified as held for sale (Refer to Note 26)		(240)		—

Balance at the end of the year	₹	116,980	₹	131,012

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2019 and 2020 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

Goodwill has been allocated to the CGUs as at March 31, 2020 as follows:

CGUs	As at March 31, 2020
Banking Financial Services and Insurance (BFSI)	₹	19,225
Healthcare and Life Sciences (Health BU)		55,642
Consumer (CBU)		14,501
Energy, Natural Resources and Utilities (ENU)		15,782
Manufacturing (MFG)		11,998
Technology (TECH)		12,821
Communication (COMM)		1,043

	₹	131,012

Following table presents the allocation of goodwill to the CGUs for the year ended March 31, 2019:

CGUs	As at March 31, 2019
Banking Financial Services and Insurance (BFSI)	₹	17,713
Healthcare and Life Sciences (Health BU)		50,670
Consumer (CBU)		13,587
Energy, Natural Resources and Utilities (ENU)		15,203
Manufacturing (MFG)		8,991
Technology (TECH)		9,846
Communication (COMM)		970

	₹	116,980

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined on the basis of Fair Value Less Cost of Disposal (FVLCD). The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2019 and 2020, as the recoverable value of the CGUs exceeded the carrying value. Further, none of the CGU’s tested for impairment as at March 31, 2019 and 2020 were at risk of impairment. An analysis of the calculation’s sensitivity to a change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal (Refer to Note 26)		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal (Refer to Note 26)		(101)		(199)		(300)

As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations (Refer to Note 7)		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization and impairment *		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹643, ₹838 and ₹Nil for the year ended March 31, 2018, 2019 and 2020, respectively.

Amortization and impairment expense on intangible assets are included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2020, the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Estimated remaining amortization period
ATCO I-Tek	4.50 years
Cellent AG	0.75 – 2.75 years
Appirio Inc.	1.75 years
Vara Infotech Private Limited	6.50 - 9.50 years
International TechneGroup Incorporated	4.50 years
Rational Interaction, Inc	2.75 - 6.75 years
Other entities	0.25 – 12.25 years

7. Business combination

Summary of material acquisitions during the year ended March 31, 2018 is given below:

During the year ended March 31, 2018, the Company has completed four business combinations (which individually and in aggregate are not material) for a total consideration of ₹6,924. These transactions include (a) the acquisition of IT service provider which is focused on Brazilian markets, (b) the acquisition of a design and business strategy consultancy firm based in United States, and (c) the acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combination.

The following table presents the allocation of purchase price:

Description	Purchase price allocated
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739
Goodwill		1,185

Total purchase price	₹	6,924

The goodwill of ₹1,185 comprises value of acquired workforce and expected synergies arising from the acquisition. The goodwill was allocated to IT Services segment and is partially deductible for United States federal income tax purpose.

Net assets acquired include ₹58 of cash and cash equivalents and trade receivables valued at ₹215.

Summary of material acquisitions during the year ended March 31, 2020 is given below:

During the year ended March 31, 2020, the Company has completed three business combinations (which both individually and in aggregate are not material) for a total consideration of ₹10,433. These include (a) taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited, (b) the acquisition of International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company, and (c) the acquisition of Rational Interaction, Inc, a digital customer experience management company. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	907
Customer related intangibles		4,535
Marketing related intangibles		371
Deferred tax liabilities on intangible assets		(213)

Total	₹	5,600
Goodwill		4,833

Total purchase price	₹	10,433

Net assets acquired include ₹317 of cash and cash equivalents and trade receivables valued at ₹831.

The goodwill of ₹4,833 comprises value of acquired workforce and expected synergies arising from the business combinations. The goodwill was allocated to IT Services segment and is partially deductible for income tax purposes in India and United States.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

Investments consist of the following:

	As at March 31,
	2019		2020
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	6,916	₹	9,297
Financial instruments at amortized cost
Inter corporate and term deposits *		—		5

	₹	6,916	₹	9,302
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	13,960	₹	14,795
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		185,048		155,587
Financial instruments at amortized cost
Inter corporate and term deposits *		21,708		19,253

	₹	220,716	₹	189,635

Total	₹	227,632	₹	198,937

*

These deposits earn a fixed rate of interest. Term deposits include non- current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹5, and ₹796, respectively (March 31, 2019: Term deposits current of ₹463).

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2019 and 2020. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2019	2020
Carrying amount of the Company’s interest in associates accounted for using the equity method	1,235	1,383

	For the year ended March 31,
	2018	2019	2020
Company’s share of net profit /(loss) of associates accounted for using the equity method in consolidated statement of income	11	(43)	29

9. Trade receivables

	As at March 31,
	2019		2020
Trade receivables	₹	119,686	₹	124,460
Allowance for lifetime expected credit loss		(14,824)		(13,937)

	₹	104,862	₹	110,523
Non-current		4,373		6,049
Current		100,489		104,474

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2019		2020
Balance at the beginning of the year	₹	14,570	₹	14,824
Additions during the year, net (Refer to Note 25)		980		1,043
Charged against allowance		(772)		(2,139)
Translation adjustment		46		209

Balance at the end of the year	₹	14,824	₹	13,937

10. Inventories

Inventories consist of the following:

	As at March 31,
	2019		2020
Stores and spare parts	₹	677	₹	613
Finished and traded goods		3,274		1,252

	₹	3,951	₹	1,865

11. Cash and cash equivalents

Cash and cash equivalents as at March 31, 2018, 2019 and 2020, consist of cash and balance in deposits with banks. Cash and cash equivalents consist of the following:

	As at March 31,
	2018		2019		2020
Cash and bank balances	₹	23,300	₹	41,966	₹	34,087
Demand deposits with banks *		21,625		116,563		110,412

	₹	44,925	₹	158,529	₹	144,499

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at March 31,
	2018		2019		2020
Cash and cash equivalents (as above)	₹	44,925	₹	158,529	₹	144,499
Bank overdrafts		(3,999)		(4)		(395)

	₹	40,926	₹	158,525	₹	144,104

12. Other financial assets

	As at March 31,
	2019		2020
Non-current
Security deposits	₹	1,436	₹	1,581
Interest receivables		1,139		1,139
Finance lease receivables		1,794		2,359
Other deposits		777		802

	₹	5,146	₹	5,881
Current
Security deposits	₹	1,050	₹	1,127
Due from officers and employees		738		1,040
Finance lease receivables		1,618		2,811
Interest receivables		1,789		2,581
Other deposits		33		5
Others		9,383		1,050

	₹	14,611	₹	8,614

	₹	19,757	₹	14,495

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 7 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payment
	As at March 31,
	2019		2020		2019		2020
Not later than one year	₹	1,742	₹	2,986	₹	1,618	₹	2,811
Later than one year but not later than five years		1,813		2,473		1,752		2,359
Later than five years		44		—		42		—

Gross investment in lease		3,599		5,459		3,412		5,170
Less: Unearned finance income		(187)		(289)		—		—

Present value of minimum lease payment receivables	₹	3,412	₹	5,170	₹	3,412	₹	5,170

Non-current finance lease receivables						1,794		2,359
Current finance lease receivables						1,618		2,811

13. Other assets

	As at March 31,
	2019		2020
Non-current
Prepaid expenses	₹	6,323	₹	4,535
Costs to obtain contract*		4,212		4,030
Costs to fulfil contract		—		305
Others		5,337		3,065

	₹	15,872	₹	11,935
Current
Prepaid expenses	₹	12,148	₹	9,876
Due from officers and employees		871		310
Advance to suppliers		3,247		3,121
Balance with GST and other authorities		5,543		7,805
Costs to obtain contract*		1,170		1,258
Others		107		135

	₹	23,086	₹	22,505

	₹	38,958	₹	34,440

*	Amortization during the year ended March 31, 2019 and 2020 amounting to ₹934 and ₹1,237 respectively.

14. Loans, borrowings and bank overdrafts

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹68,085 and ₹54,020, as at March 31, 2019 and 2020, respectively. The principal source of borrowings from banks as at March 31, 2020 primarily consists of lines of credit of approximately ₹17,960, U.S. Dollar (U.S.$) 955 million, Canadian Dollar (CAD) 71 million, Saudi Riyal (SAR) 128 million, Euro (EUR) 19 million, Great British Pound (GBP) 7 million, Chinese Yuan (CNY) 20 million, Qatari Riyal (QAR) 10 million, Brazilian Real (BRL) 10 million, Mexican Peso (MXN) 33 million, and Indonesian Rupiah (IDR) 13,000 million from bankers for working capital requirements and other short-term needs. As at March 31, 2020, the Company has unutilized lines of credit aggregating ₹4,260, U.S. Dollar (U.S.$) 471 million, Canadian Dollar (CAD) 3 million, Saudi Riyal (SAR) 128 million, Euro (EUR) 19 million, Great British Pound (GBP) 7 million, Chinese Yuan (CNY) 20 million, Qatari Riyal (QAR) 10 million, Brazilian Real (BRL) 1 million, Mexican Peso (MXN) 33 million, and Indonesian Rupiah (IDR) 13,000 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹40,470 and ₹41,597, as at March 31, 2019 and 2020, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2019, and 2020, an amount of ₹22,014, and ₹22,790, respectively, was unutilized out of these non-fund-based facilities.

Long-term loans and borrowings

	As at March 31, 2019			As at March 31, 2020
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured loans
U.S. Dollar (U.S.$)	382		26,395	311		23,478	2.20% - 3.81%	July-21
Canadian Dollar (CAD)	52		2,701	^		25	1.48% - 3.26%	July-21
Indian Rupee (INR)	—		162	—		440	8.29% - 9.35%	March-24
Australian Dollar (AUD)	1		70	1		44	4.65%	January-22
Great British Pound (GBP)	^		31	^		22	2.93%	February-22
Euro (EUR)	^		19	^		13	2.87%	March-23
Brazilian Real (BRL)	^		2	—		—

		₹	29,380		₹	24,022
Obligations under finance leases			2,002

		₹	31,382

Non-current portion of long term loans and borrowings			28,368			4,840
Current portion of long term loans and borrowings			3,014			19,182

^	Value is less than 1

Cash and non-cash changes in liabilities arising from financing activities:

					Non-cash changes
	April 1, 2018		Cash flow		Assets taken on finance lease		Foreign exchange movements		March 31, 2019
Borrowings from banks	₹	119,689	₹	(26,228)	₹	—	₹	3,518	₹	96,979
Bank overdrafts		3,999		(3,995)		—		—		4
External commercial borrowings		9,777		(10,064)		—		287		—
Obligations under finance leases		3,973		(2,234)		14		249		2,002
Loans from other than bank		821		(352)		—		13		482

	₹	138,259	₹	(42,873)	₹	14	₹	4,067	₹	99,467

					Non-cash changes
	April 1, 2019		Cash flow		IFRS 16 adoption		Additions to lease liabilities		Foreign exchange movements		March 31, 2020
Borrowings from banks	₹	96,979	₹	(26,138)	₹	—	₹	—	₹	6,217	₹	77,058
Bank overdrafts		4		391		—		—		—		395
Obligations under finance leases		2,002		—		(2,002)		—		—		—
Loans from other than bank		482		100		—		—		7		589
Lease Liabilities		—		(6,784)		17,381		7,942		659		19,198

	₹	99,467	₹	(32,431)	₹	15,379	₹	7,942	₹	6,883	₹	97,240

Significant portion of loans, borrowings and bank overdrafts bear floating rates of interest, referenced to LIBOR or other similar country specific official benchmark interest rates and a spread, determined based on market conditions.

The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As at March 31, 2019 and 2020, the Company has met all the covenants under these arrangements.

Obligations under finance leases amounting to ₹2,002 as at March 31, 2019 were secured by underlying property, plant and equipment.

Interest expense on loans, borrowings and bank overdrafts was ₹3,045, ₹4,058, and ₹3,166 for the year ended March 31, 2018, 2019 and 2020, respectively.

Details of finance lease payables are given below:

	As at March 31, 2019
	Minimum lease payments		Present value of minimum lease payment
Not later than one year	₹	1,555	₹	1,506
Later than one year but not later than five years		506		496

Total minimum lease payments		2,061		2,002
Less: Amounts representing interest		(59)		—

Obligation under finance lease	₹	2,002	₹	2,002
Non-current finance lease payables				496
Current finance lease payables				1,506

15. Trade payables and accrued expenses

Trade payables and accrued expenses consist of the followings:

	As at March 31,
	2019		2020
Trade payables	₹	28,527	₹	27,053
Accrued expenses		59,777		51,076

	₹	88,304	₹	78,129

16. Other financial liabilities

	As at March 31,
	2019		2020
Non-current
Cash Settled ADS RSUs (Refer to Note 30)	₹	—	₹	146
Deposits and others		—		5

	₹	—	₹	151
Current
Cash Settled ADS RSUs (Refer to Note 30)	₹	—	₹	350
Deposits and others		644		549

	₹	644	₹	899
	₹	644	₹	1,050

17. Other liabilities

	As at March 31,
	2019		2020
Non-current
Employee benefits obligations	₹	2,083	₹	3,767
Others		3,175		3,770

	₹	5,258	₹	7,537
Current
Statutory and other liabilities	₹	5,430	₹	4,919
Employee benefits obligations		10,065		12,356
Advance from customers		1,361		1,464
Others		1,190		515

	₹	18,046	₹	19,254

	₹	23,304	₹	26,791

18. Provisions

	As at March 31,
	2019		2020
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	275	₹	317
Others		363		295

	₹	638	₹	612

	₹	640	₹	614

A summary of activity for provision for warranty and other provisions is as follows:

	Year ended March 31, 2019						Year ended March 31, 2020
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	₹	293	₹	506	₹	799	₹	277	₹	363	₹	640
Additional provision during the year		295		13		308		360		98		458
Provision used during the year		(311)		(156)		(467)		(318)		(166)		(484)

Balance at the end of the year	₹	277	₹	363	₹	640	₹	319	₹	295	₹	614

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

19. Financial instruments

Financial assets and liabilities (carrying value / fair value)

	As at March 31,
	2019		2020
Assets:
Cash and cash equivalents	₹	158,529	₹	144,499
Investments
Financial instruments at FVTPL		13,960		14,795
Financial instruments at FVTOCI		191,964		164,884
Financial instruments at Amortized cost		21,708		19,258
Other financial assets
Trade receivables		104,862		110,523
Unbilled receivables		22,880		25,209
Other assets		19,757		14,495
Derivative assets		5,104		3,025

	₹	538,764	₹	496,688

Liabilities:
Trade payables and other payables
Trade payables and accrued expenses	₹	88,304	₹	78,129
Lease liabilities		—		19,198
Other liabilities		644		1,050
Loans, borrowings and bank overdrafts		99,467		78,042
Derivative liabilities		1,310		7,369

	₹	189,725	₹	183,788

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized other financial assets presented in the balance sheet
As at March 31, 2019	154,129	(6,630)	147,499
As at March 31, 2020	157,304	(7,077)	150,227

	Financial liabilities
	Gross amounts of recognized trade payables and other payables	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of recognized trade payables and other payables presented in the balance sheet
As at March 31, 2019	95,578	(6,630)	88,948
As at March 31, 2020	86,256	(7,077)	79,179

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payable and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and 2019, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2019				As at March 31, 2020
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	3,149	—	3,149	—	1,382	—	1,382	—
Others	1,955	—	1,955	—	1,643	—	1,643	—
Investments:
Investment in liquid and short-term mutual funds	13,960	13,960	—	—	14,795	14,795	—	—
Investment in equity instruments	6,916	—	248	6,668	9,297	—	119	9,178
Commercial paper, Certificate of deposits and bonds	185,048	6,865	178,183	—	155,587	12,983	142,604	—
Liabilities
Derivative instruments:
Cash flow hedges	(130)	—	(130)	—	(4,057)	—	(4,057)	—
Others	(1,180)	—	(1,180)	—	(3,312)	—	(3,312)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these investments is determined using market and income approaches.

Details of assets and liabilities considered under Level 3 classification

	Investment in equity instruments
Balance as at April 1, 2018	₹	5,685
Additions		2,869
Transfers out of level 3		(647)
Disposal		(1,341)
Gain recognized in foreign currency translation reserve		203
Loss recognized in other comprehensive income		(101)

Balance as at March 31, 2019	₹	6,668

Balance as at April 1, 2019	₹	6,668
Additions		2,124
Transfers out of level 3		—
Disposal		(1,327)
Gain recognized in foreign currency translation reserve		855
Gain recognized in other comprehensive income		858

Balance as at March 31, 2020	₹	9,178

Description of significant unobservable inputs to valuation:

As at March 31, 2019
Items	Valuation technique	Significant unobservable input	Movement by		Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model	Long term growth rate Discount rate	0.5 0.5	% %	201 (243)	(187 256)

As at March 31, 2020
Items	Valuation technique	Significant unobservable input	Movement by		Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model	Long term growth rate Discount rate	0.5 0.5	% %	298 (388)	(273 404)

As at March 31, 2019 and 2020, 0.5 percentage point increase/(decrease) in the unobservable inputs used in fair valuation of other Level 3 assets does not have a significant impact in its value.

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at March 31,
	2019				2020
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	333	₹	1,410	USD	1,011	₹	(2,902)
		€—		—		€121	₹	231
		£—		—		£52	₹	240
	AUD	97	₹	15	AUD	144	₹	741
Range forward option contracts	USD	1,067	₹	1,149	USD	474	₹	(1,057)
		£191	₹	68		£98	₹	(13)
		€153	₹	349		€39	₹	85
	AUD	56	₹	39	AUD	—		—
Interest rate swaps	USD	75	₹	(11)	USD	—		—

Non-designated derivative instruments
Sell: Forward contracts *	USD	1,182	₹	1,359	USD	1,314	₹	(3,116)
		€32	₹	55		€59	₹	34
		£1	₹	(1)		£81	₹	112
	AUD	82	₹	28	AUD	56	₹	115
	SGD	11	₹	1	SGD	7	₹	8
	ZAR	56	₹	14	ZAR	17	₹	1
	CAD	56	₹	40	CAD	51	₹	153
	SAR	123	₹	(1)	SAR	60	₹	(1)
	AED	9		^	AED	—		—
	PLN	38	₹	15	PLN	34	₹	13
	CHF	10		^	CHF	7	₹	4
	QAR	3	₹	(1)	QAR	19	₹	(8)
	TRY	28	₹	12	TRY	30	₹	31
	NOK	29	₹	4	NOK	19	₹	16
	OMR	1	₹	(1)	OMR	2	₹	1
	SEK	35	₹	5	SEK	13	₹	4
	MYR	—		—	MYR	20	₹	1
	JPY	—		—	JPY	325		^
Range forward option contracts	USD	150	₹	161	USD	—		—
		€31	₹	12		€—		—
		£71	₹	57		£—		—
Buy: Forward contracts	USD	730	₹	(971)	USD	480	₹	972
	JPY	154		^	JPY	—		—
	MXN	9		^	MXN	11	₹	(9)
	DKK	75	₹	(13)	DKK	9		^

			₹	3,794			₹	(4,344)

*	USD 1,182 and USD 1,314 includes USD/PHP sell forward of USD 117 and USD 176 as at March 31, 2019 and 2020, respectively.
^	Value is less than ₹1

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2019		2020
Balance as at the beginning of the year	₹	(143)	₹	3,019

Deferred cancellation gain/ (loss), net		6		(201)
Changes in fair value of effective portion of derivatives		1,069		(2,312)
Net gain/(loss) reclassified to consolidated statement of income on occurrence of hedged transactions *		2,087		(3,382)

Gain/(loss) on cash flow hedging derivatives, net	₹	3,162	₹	(5,895)

Balance as at the end of the year		3,019		(2,876)
Deferred tax thereon		(604)		561

Balance as at the end of the year, net of deferred tax	₹	2,415	₹	(2,315)

*	Includes net gain/(loss) reclassified to revenue (March 31, 2019: ₹2,585, March 31, 2020: ₹(4,761)) and cost of revenues (March 31, 2019: ₹(498), March 31, 2020: ₹1,379).

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2020 are expected to occur and be reclassified to the consolidated statement of income over a period of three years.

As at March 31, 2019 and 2020 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2018, 2019 and 2020 is not material.

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

The Company evaluates exchange rate exposure arising from these transactions and enters foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company also designates foreign currency borrowings as hedge against respective net investments in foreign operations.

As at March 31, 2020, a ₹1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹1,972 (consolidated statement of income ₹658 and other comprehensive income ₹1,314) decrease in the fair value, and a ₹1 decrease would result in approximately ₹1,912 (consolidated statement of income ₹658 and other comprehensive income ₹1,254) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2019 and 2020:

	As at March 31, 2019
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	39,896	₹	8,030	₹	5,212	₹	3,542	₹	1,528	₹	3,880	₹	62,088
Unbilled receivables		8,038		1,609		3,146		1,225		204		743		14,965
Contract assets		4,706		1,445		2,270		836		150		598		10,005
Cash and cash equivalents		21,997		2,884		1,573		1,003		1,928		2,204		31,589
Other assets		8,553		1,173		4,056		1,038		1,033		4,544		20,397
Loans, borrowings and bank overdrafts		(50,516)		(20)		(21)		(33)		—		(21)		(50,611)
Trade payables, accrued expenses and other liabilities		(27,202)		(5,779)		(4,646)		(1,526)		(806)		(2,787)		(42,746)

Net assets/ (liabilities)	₹	5,472	₹	9,342	₹	11,590	₹	6,085	₹	4,037	₹	9,161	₹	45,687

	As at March 31, 2020
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	42,329	₹	8,860	₹	7,735	₹	3,044	₹	1,388	₹	4,522	₹	67,878
Unbilled receivables		11,127		1,030		2,221		784		291		1,126		16,579
Contract assets		5,517		1,559		2,850		654		146		790		11,516
Cash and cash equivalents		13,481		3,978		1,697		586		1,292		1,733		22,767
Other assets		49,835		4,314		3,283		413		1,447		1,805		61,097
Loans, borrowings and bank overdrafts		(36,578)		—		—		—		—		—		(36,578)
Lease Liabilities		(3,393)		(2,606)		(373)		(214)		(16)		(1,412)		(8,014)
Trade payables, accrued expenses and other liabilities		(27,457)		(3,419)		(3,718)		(1,228)		(605)		(3,087)		(39,514)

Net assets/ (liabilities)	₹	54,861	₹	13,716	₹	13,695	₹	4,039	₹	3,943	₹	5,477	₹	95,731

#	Other currencies reflect currencies such as Swiss Franc, UAE Dirham, Saudi Riyal, Singapore Dollar, etc.

As at March 31, 2019 and 2020, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹457 and ₹957, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2020, additional net annual interest expense on floating rate borrowing would amount to approximately ₹773.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2019 and 2020, or revenues for the year ended March 31, 2018, 2019 and 2020. There is no significant concentration of credit risk.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As at March 31, 2020, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2019
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total
Loans, borrowings and bank overdrafts *	₹	99,467	₹	73,559	₹	24,887	₹	4,309	₹	—	₹	102,755
Trade payables and accrued expenses		88,304		88,304		—		—		—		88,304
Derivative liabilities		1,310		1,310		—		—		—		1,310
Other liabilities		644		644		—		—		—		644

	As at March 31, 2020
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total
Loans, borrowings and bank overdrafts *	₹	78,042	₹	74,663	₹	4,761	₹	119	₹	—	₹	79,543
Lease Liabilities *		19,198		7,322		6,128		5,425		2,192		21,067
Trade payables and accrued expenses		78,129		78,129		—		—		—		78,129
Derivative liabilities		7,369		7,231		90		48		—		7,369
Other liabilities		1,050		899		88		63		—		1,050

*	Includes future cash outflow towards estimated interest on borrowings and lease liabilities

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31,
	2019		2020
Cash and cash equivalents	₹	158,529	₹	144,499
Investments		220,716		189,635
Loans, borrowings and bank overdrafts		(99,467)		(78,042)

	₹	279,778	₹	256,092

20. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2019		2020
Balance at the beginning of the year	₹	16,618	₹	15,250
Translation difference related to foreign operations, net		3,129		8,289
Reclassification of foreign currency translation differences to profit and loss on sale of hosted Data center services business		(4,131)		—
Reclassification of foreign currency translation differences to profit and loss on sale of Workday business and Cornerstone OnDemand business		(79)		—
Change in effective portion of hedges of net investment in foreign operations		(287)		—

Total change during the year		(1,368)		8,289

Balance at the end of the year	₹	15,250	₹	23,539

21. Income taxes

Income tax expense has been allocated as follows:

	Year ended March 31,
	2018		2019		2020
Income tax expense as per the consolidated statement of income	₹	22,390	₹	25,242	₹	24,799
Income tax included in other comprehensive income on:
Unrealized losses on investment securities		(644)		(65)		(230)
Gains/(losses) on cash flow hedging derivatives		(1,448)		633		(1,165)
Defined benefit plan actuarial gains/(losses)		255		47		(196)

	₹	20,553	₹	25,857	₹	23,208

Income tax expense consists of the following:

	Year ended March 31,
	2018		2019		2020
Current taxes
Domestic	₹	18,500	₹	17,987	₹	18,437
Foreign		7,834		5,663		5,887

		26,334		23,650		24,324
Deferred taxes
Domestic		3		(180)		1,624
Foreign		(3,947)		1,772		(1,149)

		(3,944)		1,592		475

	₹	22,390	₹	25,242	₹	24,799

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2018		2019		2020
Profit before taxes	₹	102,474	₹	115,415	₹	122,512
Enacted income tax rate in India		34.61%		34.94%		34.94%

Computed expected tax expense		35,466		40,326		42,806
Effect of:
Income exempt from tax		(12,878)		(18,469)		(12,930)
Basis differences that will reverse during a tax holiday period		167		(796)		480
Income taxed at higher/ (lower) rates		(111)		(1,002)		(3,122)
Reversal of deferred tax for past years due to rate reduction *		(1,563)		—		—
Taxes related to prior years		(380)		(2,267)		(116)
Changes in unrecognized deferred tax assets		239		3,972		(3,898)
Expenses disallowed for tax purpose		1,431		3,503		1,785
Others, net		19		(25)		(206)

Income tax expense	₹	22,390	₹	25,242	₹	24,799

Effective income tax rate		21.85%		21.87%		20.24%

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

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2019		2020
Carry forward losses *	₹	3,149	₹	2,044
Trade payables, accrued expenses and other liabilities		3,713		4,994
Allowances for lifetime expected credit loss		4,521		3,921
Minimum alternate tax		—		3,425
Cash flow hedges		—		561
Others		318		—

		11,701		14,945

Property, plant and equipment		(1,840)		(686)
Amortizable goodwill		(1,899)		(2,166)
Intangible assets		(2,295)		(1,541)
Interest income and fair value movement of investments		(1,455)		(626)
Cash flow hedges		(604)		—
Contract liabilities		(289)		(11)
SEZ Re-investment Reserve		(1,132)		(6,614)
Others		—		(121)

		(9,514)		(11,765)

Net deferred tax assets	₹	2,187	₹	3,180
Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	5,604	₹	6,005
Deferred tax liabilities	₹	(3,417)	₹	(2,825)

* Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2018	As at April 1, 2017		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		On account of business combination		Assets held for sale		As at March 31, 2018
Carry forward losses	₹	5,513	₹	133	₹	48	₹	—	₹	—	₹	5,694
Trade payables, accrued expenses and other liabilities		3,151		243		(246)		—		(41)		3,107
Allowances for lifetime expected credit loss		2,955		1,564		2		—		(22)		4,499
Minimum alternate tax		1,520		(1,446)		—		—		—		74
Property, plant and equipment		(4,153)		912		(75)		—		1,150		(2,166)
Amortizable goodwill		(4,057)		1,522		(53)		—		778		(1,810)
Intangible assets		(4,511)		1,546		(112)		(113)		—		(3,190)
Interest income and fair value movement of investments		(2,245)		(112)		645		—		—		(1,712)
Cash flow hedges		(1,419)		—		1,448		—		—		29
Contract liabilities		(183)		(35)		(9)		—		(46)		(273)
Others		(87)		(383)		(75)		—		142		(403)

Total	₹	(3,516)	₹	3,944	₹	1,573	₹	(113)	₹	1,961	₹	3,849

Movement during the year ended March 31, 2019	As at April 1, 2018		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		Others (Note 36)		As at March 31, 2019
Carry forward losses	₹	5,694	₹	(2,879)	₹	334	₹	—	₹	3,149
Trade payables, accrued expenses and other liabilities		3,107		295		(22)		333		3,713
Allowances for lifetime expected credit loss		4,499		9		2		11		4,521
Minimum alternate tax		74		(74)		—		—		—
Property, plant and equipment		(2,166)		219		(94)		201		(1,840)
Amortizable goodwill		(1,810)		16		(105)		—		(1,899)
Intangible assets		(3,190)		1,076		(181)		—		(2,295)
Interest income and fair value movement of investments		(1,712)		186		71		—		(1,455)
Cash flow hedges		29		—		(633)		—		(604)
Contract liabilities		(273)		(1)		(15)		—		(289)
SEZ Re-investment Reserve		—		(1,132)		—		—		(1,132)
Others		(403)		693		27		1		318

Total	₹	3,849	₹	(1,592)	₹	(616)	₹	546	₹	2,187

Movement during the year ended March 31, 2020	As at April 1, 2019		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		On account of business combination		As at March 31, 2020
Carry forward losses	₹	3,149	₹	(1,287)	₹	182	₹	—	₹	2,044
Trade payables, accrued expenses and other liabilities		3,713		1,033		248		—		4,994
Allowances for lifetime expected credit loss		4,521		(591)		(9)		—		3,921
Minimum alternate tax		—		3,425		—		—		3,425
Property, plant and equipment		(1,840)		1,150		4		—		(686)
Amortizable goodwill		(1,899)		(92)		(175)		—		(2,166)
Intangible assets		(2,295)		1,021		(90)		(177)		(1,541)
Interest income and fair value movement of investments		(1,455)		599		230		—		(626)
Cash flow hedges		(604)		—		1,165		—		561
Contract liabilities		(289)		285		(7)		—		(11)
SEZ Re-investment Reserve		(1,132)		(5,482)		—		—		(6,614)
Others		318		(536)		97		—		(121)

Total	₹	2,187	₹	(475)	₹	1,645	₹	(177)	₹	3,180

*	Includes impact of foreign currency translation.

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

Deferred tax asset amounting to ₹6,769 and ₹8,124 as at March 31, 2019 and 2020, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹24,355 and ₹29,736 as at March 31, 2019 and 2020, respectively, relates to certain subsidiaries on which deferred tax asset has not been recognized by the Company, because there is a lack of reasonable certainty that these subsidiaries may generate future taxable profits. Approximately, ₹8,191, and ₹14,429 as at March 31, 2019 and 2020, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹16,164 and ₹15,307 as at March 31, 2019 and 2020, respectively, expires in various years through fiscal 2038.

The Company has recognized deferred tax assets of ₹3,149 and ₹2,044 primarily in respect of carry forward losses of its various subsidiaries as at March 31, 2019 and 2020, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

The Company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT and accordingly, a deferred tax asset of Nil and ₹3,425 has been recognized in the statement of consolidated financial position as at March 31, 2019 and 2020, respectively.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units designated in special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2033-34. The expiration period of tax holiday for each unit within a SEZ is determined based on the number of years that have lapsed following year of commencement of production by that unit. The impact of tax holidays has resulted in a decrease of current tax expense of ₹11,635, ₹15,390 and ₹11,963 for the years ended March 31, 2018, 2019 and 2020, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2018, 2019 and 2020 was ₹1.84, ₹2.56, and ₹2.05, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹52,488 and ₹56,391 as at March 31, 2019 and 2020, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

22. Dividends, Bonus and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹1, ₹1 and ₹1, during the years ended March 31, 2018, 2019 and 2020, respectively, including an interim dividend of ₹1, ₹1 and ₹1 for the year ended March 31, 2018, 2019 and 2020, respectively.

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

During the year ended March 31, 2019, the bonus issue in the proportion of 1:3 i.e.1 (One) bonus equity share of ₹2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on February 22, 2019, through Postal Ballot /e-voting. Subsequently, on March 8, 2019, the Company allotted 1,508,469,180 equity shares to shareholders who held equity shares as on the record date of March 7, 2019 and ₹3,016 (representing par value of ₹2 per share) was transferred from capital redemption reserve, securities premium reserve and retained earnings to the share capital.

During the year ended March 31, 2018, the Company has concluded the buyback of 343,750,000 equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹110,000. In line with the requirement of the Companies Act 2013, an amount of ₹1,656 and ₹108,344 has been utilized from the securities premium reserve and retained earnings, respectively. Further, capital redemption reserve (included in other reserves) of ₹687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, share capital has reduced by ₹687.

During the year ended March 31, 2020, the Company has concluded the buyback of 323,076,923 equity shares as approved by the Board of Directors on April 16, 2019. This has resulted in a total cash outflow of ₹105,000. In line with the requirement of the Companies Act 2013, an amount of ₹105,000 has been utilized from retained earnings. Further, capital redemption reserve (included in other reserves) of ₹646 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, share capital has reduced by ₹646.

23. Additional capital disclosures

The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company.

The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as at March 31, 2019 and 2020 was as follows:

			As at March 31,
	2019		2020		% Change
Equity attributable to the equity shareholders of the Company	₹	568,116	₹	557,458	-1.88%

As percentage of total capital		85%		85%

Current loans, borrowings and bank overdrafts		71,099		73,202
Long-term loans and borrowings		28,368		4,840
Lease liabilities		—		19,198

Total loans, borrowings and bank overdrafts and lease liabilities	₹	99,467	₹	97,240	-2.24%
As percentage of total capital		15%		15%

Total capital	₹	667,583	₹	654,698	-1.93%

Loans and borrowings represent 15 % and 15% of total capital as at March 31, 2019 and 2020, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

	Year ended March 31,
	2018		2019		2020
Rendering of services	₹	524,543	₹	571,301	₹	598,550
Sales of products		20,328		14,544		11,682

	₹	544,871	₹	585,845	₹	610,232

A.	Contract Assets and Liabilities

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.

A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the Company recognizes a receivable for revenues related to time and materials contracts or volume-based contracts. The Company presents such receivables as part of unbilled receivables at their net estimated realizable value. The same is tested for impairment as per the guidance in IFRS 9 using expected credit loss method.

Contract liabilities: During the year ended March 31, 2019, the Company recognized revenue of ₹14,570 arising from opening unearned revenue as at April 1, 2018. During the year ended March 31, 2020, the Company recognized revenue of ₹21,193 arising from contract liabilities as at March 31, 2019.

Contract assets: During the year ended March 31, 2019, ₹13,558 of unbilled revenue pertaining to fixed-price development contracts (balance as at April 1, 2018: ₹17,469), has been reclassified to receivables on completion of milestones. During the year ended March 31, 2020, ₹13,068 of contract assets pertaining to fixed-price development contracts has been reclassified to receivables on completion of milestones.

Contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period.

B.	Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes contract liabilities and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based.

As at March 31, 2019, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, was ₹373,879 of which approximately 59% is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

As at March 31, 2020, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, was ₹360,033 of which approximately 62% is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C.	Disaggregation of Revenues

The tables below present disaggregated revenues from contracts with customers by business segment, customer location and contract-type. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2019 is as follows:

	IT Services								IT Products
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total		ISRE	Total
A. Revenue
Rendering of services	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	—	7,965	571,301
Sales of products	—	—	—	—	—	—	—	—	14,544	—	14,544

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845
B. Revenue by geography
India	3,868	2,295	1,006	1,690	1,392	1,534	3,095	14,880	8,154	7,965	30,999
Americas	98,428	57,204	59,262	22,739	54,679	21,541	7,694	321,547	2,112	—	323,659
Europe	46,856	7,591	17,636	29,795	16,441	18,211	7,420	143,950	2,240	—	146,190
Rest of the World	24,364	6,852	10,893	18,105	3,596	4,869	14,280	82,959	2,038	—	84,997

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845

C. Revenue by nature of contract
Fixed price and volume based	89,378	53,462	50,425	51,799	47,055	31,843	19,847	343,809	—	6,176	349,985
Time and materials	84,138	20,480	38,372	20,530	29,053	14,312	12,642	219,527	—	1,789	221,316
Products	—	—	—	—	—	—	—	—	14,544	—	14,544

	173,516	73,942	88,797	72,329	76,108	46,155	32,489	563,336	14,544	7,965	585,845

Information on disaggregation of revenues for the year ended March 31, 2020 is as follows:

	IT Services								IT Products
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total		ISRE	Total
A. Revenue
Rendering of services	183,368	77,794	96,509	75,958	75,446	47,859	33,655	590,589	—	7,961	598,550
Sales of products	—	—	—	—	—	—	—	—	11,682	—	11,682

	183,368	77,794	96,509	75,958	75,446	47,859	33,655	590,589	11,682	7,961	610,232
B. Revenue by geography
India	5,241	2,522	1,025	1,832	942	1,908	2,109	15,579	6,675	7,961	30,215
Americas	107,467	60,245	67,988	24,315	57,092	23,327	9,075	349,509	918	—	350,427
Europe	45,067	7,540	17,275	31,090	14,107	18,547	8,056	141,682	2,390	—	144,072
Rest of the World	25,593	7,487	10,221	18,721	3,305	4,077	14,415	83,819	1,699	—	85,518

	183,368	77,794	96,509	75,958	75,446	47,859	33,655	590,589	11,682	7,961	610,232

C. Revenue by nature of contract
Fixed price and volume based	101,875	49,951	53,575	52,084	49,733	33,793	21,908	362,919	—	6,415	369,334
Time and materials	81,493	27,843	42,934	23,874	25,713	14,066	11,747	227,670	—	1,546	229,216
Products	—	—	—	—	—	—	—	—	11,682	—	11,682

	183,368	77,794	96,509	75,958	75,446	47,859	33,655	590,589	11,682	7,961	610,232

25. Expenses by nature

	Year ended March 31,
	2018		2019		2020
Employee compensation	₹	272,223	₹	299,774	₹	326,571
Sub-contracting/ technical fees		84,437		94,725		90,521
Cost of hardware and software		18,985		13,567		11,491
Travel		17,399		17,768		18,169
Facility expenses		21,044		22,213		19,733
Depreciation, amortization and impairment*		21,124		19,474		20,862
Communication		5,353		4,561		4,812
Legal and professional fees		4,690		4,361		4,733
Rates, taxes and insurance		2,400		1,621		3,004
Marketing and brand building		3,140		2,714		2,532
Lifetime expected credit loss and provision for deferred contract cost**		6,565		980		1,043
Miscellaneous expenses***		4,705		11,736		5,344

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	462,065	₹	493,494	₹	508,815

*

Depreciation, amortization, and impairment includes impairment on certain software platform and intangible assets recognized on acquisitions, amounting to ₹643, ₹2,318 and Nil, for the year ended March 31, 2018, 2019 and 2020, respectively.

**

Consequent to insolvency of two of our customers, the Company has recognized provision of ₹4,612 for impairment of receivables and deferred contract cost for the year ended March 31, 2018. ₹416 and ₹4,196 of these provisions have been included in cost of revenue and general and administrative expenses, respectively.

***	Miscellaneous expenses for the year ended March 31, 2019, includes an amount of ₹5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the Company.

26. Other operating income

Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash consideration (net of disposal costs of ₹660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration is ₹28,124 and the Company paid ₹3,766 to subscribe for units issued by the buyer. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration comprises cash consideration of ₹24,358 and units issued by the buyer amounting to ₹1,734.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

The assets and liabilities associated with these transactions were classified as assets held for sale and liabilities directly associated with assets held for sale amounting to ₹27,201 and ₹6,212 respectively as at March 31, 2018.

Sale of Workday business and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company has concluded the Sale of Workday business and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash consideration	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹4,893 and intangible assets of ₹740)		(5,475)
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

Assets pertaining to Portugal, France, and Sweden expected to conclude in the quarter ending June 30, 2019, subject to obtaining regulatory approvals are classified as assets held for sale amounting to ₹240 as at March 31, 2019.

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

Year ended March 31, 2020

During the year ended March 31, 2020, the Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France, and Sweden. A gain of ₹152 arising from such transaction has been recognized under other operating income.

During the year ended March 31, 2020, the Company has partially met the first year and second year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹992 for the year ended March 31, 2020, has been recognized under other operating income.

27. Finance expenses

	Year ended March 31,
	2018		2019		2020
Interest expense	₹	3,451	₹	5,616	₹	5,136
Exchange fluctuation on foreign currency borrowings, net		2,379		1,759		2,192

	₹	5,830	₹	7,375	₹	7,328

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2018		2019		2020
Interest income	₹	17,806	₹	20,261	₹	21,764
Dividend income		609		361		367
Net gain from investments classified as FVTPL		5,410		1,990		1,275
Net gain from investments classified as FVTOCI		174		311		675

Finance and other income	₹	23,999	₹	22,923	₹	24,081

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL		(107)		1,251		2,144
Other Foreign exchange gains/(losses), net		1,595		1,964		1,025

Foreign exchange gains/(losses), net	₹	1,488	₹	3,215	₹	3,169

	₹	25,487	₹	26,138	₹	27,250

29. Earnings per equity share

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

	Year ended March 31,
	2018		2019		2020
Profit attributable to equity holders of the Company	₹	80,081	₹	90,031	₹	97,218
Weight average number of equity shares outstanding		6,333,391,200		6,007,376,837		5,833,384,018

Basic earnings per share	₹	12.64	₹	14.99	₹	16.67

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

	Year ended March 31,
	2018		2019		2020
Profit attributable to equity holders of the Company	₹	80,081	₹	90,031	₹	97,218
Weight average number of equity shares outstanding		6,333,391,200		6,007,376,837		5,833,384,018
Effect of dilutive equivalent share options		11,091,433		14,927,530		14,439,221

Weight average number of equity shares for diluted earnings per share		6,344,482,633		6,022,304,367		5,847,823,239

Diluted earnings per share	₹	12.62	₹	14.95	₹	16.62

Earnings per share and number of share outstanding for the year ended March 31, 2018, have been proportionately adjusted for the bonus issue in the ratio of 1:3 i.e.1 (One) bonus equity share of ₹2 each for every 3 (three) fully paid-up equity shares held (including ADS holders). Refer to Note 22.

30. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2018, 2019 and 2020, were ₹1,347, ₹1,938, and ₹1,262, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 23,097,216, 27,353,853 and 22,746,081 treasury shares as at March 31, 2018, 2019 and 2020, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of Options reserved under the plan	Range of Exercise Price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) *	59,797,979	US$	0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) *	59,797,979	₹	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) *	49,831,651	₹	2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 **	39,546,197	₹	2
Wipro Employee Stock Option plan 2000 (2000 plan) ***	747,474,747	₹	171 - 490

Employees covered under Stock Option Plans and Restricted Stock Unit (“RSU”) Option Plans (collectively “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of two to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

*	The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan.
**	The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.
***	The maximum contractual term for these Stock Option Plans is up to July 26, 2020 until the options are available for grant under the plan.

The activity in these stock option plans and restricted stock unit option plan is summarized below:

			Year ended March 31,
			2018			2019			2020
Particulars	Range of exercise price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price		Numbers	Weighted Average Exercise Price
Outstanding at the beginning of the year	₹	480.20	20,181	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	7,952,083	₹	2	13,543,997	₹	2	17,607,463	₹	2
	US$	0.03	5,288,783	US$	0.03	10,199,054	US$	0.03	14,446,790	US$	0.03

Bonus on outstanding (Refer to Note 22)	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	6,968,406	₹	2	4,773,755	₹	2	—	₹	2
	US$	0.03	4,077,070	US$	0.03	3,957,434	US$	0.03	—	US$	0.03

Granted *	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	4,612,400	₹	2	4,607,000	₹	2	5,662,500	₹	2
	US$	0.03	3,897,000	US$	0.03	4,849,000	US$	0.03	5,341,000	US$	0.03

Exercised	₹	480.20	(20,181)	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	(5,325,217)	₹	2	(2,739,097)	₹	2	(4,610,572)	₹	2
	US$	0.03	(2,565,976)	US$	0.03	(1,541,803)	US$	0.03	(2,496,125)	US$	0.03

Modification to Cash Settled RSU’s **	₹	480.20	—		—	—		—	—		480.20
	₹	2	—		—	—		—	—		2.00
	US$	0.03	—		—	—		—	(5,681,966)	US$	0.03

Forfeited and expired	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	(663,675)	₹	2	(2,578,192)	₹	2	(3,065,201)	₹	2
	US$	0.03	(497,823)	US$	0.03	(3,016,895)	US$	0.03	(3,755,159)	US$	0.03

Outstanding at the end of the year	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	13,543,997	₹	2	17,607,463	₹	2	15,594,190	₹	2
	US$	0.03	10,199,054	US$	0.03	14,446,790	US$	0.03	7,854,540	US$	0.03

Exercisable at the end of the year	₹	480.20	—	₹	480.20	—	₹	480.20	—	₹	480.20
	₹	2	1,875,994	₹	2	1,300,781	₹	2	1,502,957	₹	2
	US$	0.03	789,962	US$	0.03	948,877	US$	0.03	1,212,560	US$	0.03

As at March 31, 2020, 4,721,388 units (net of units that were exercised or lapsed and forfeited) of Cash Settled RSU were outstanding which include 63,999 exercisable units. The carrying value of liability towards Cash Settled RSU’s outstanding was ₹496 which includes ₹15 towards exercisable units as at March 31, 2020.

*

Includes 1,097,600, 1,567,000 and 2,461,500 Performance based stock options (RSU) during the year ended March 31, 2018, 2019 and 2020, respectively. 1,113,600, 1,673,000 and 2,524,600 Performance based stock options (ADS) during the year ended March 31, 2018, 2019 and 2020, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

**	Restricted Stock Units arrangement that were modified during the year ended March 31, 2020

Pursuant to the Securities Exchange Board of India (“SEBI”) circular dated October 10, 2019 prohibiting issuance of depository receipts by listed companies to Non-Resident Indians (“NRIs”), the Board Governance, Nomination and Compensation Committee in November, 2019 approved cash pay out to its NRI employees in lieu of shares and upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan, based on prevailing market price of ADS on the date of exercise. This change was accounted for as a modification and the fair value on the date of modification of ₹561 has been recognized as financial liability with a corresponding adjustment to equity.

The following table summarizes information about outstanding stock options and restricted stock unit option plan :

	Year ended March 31,
	2018				2019				2020
Range of exercise price	Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price		Numbers	Weighted Average Remaining life (months)	Weighted Average Exercise Price
₹ 2	13,543,997	27	₹	2	17,607,463	24	₹	2	15,594,190	23	₹	2
US $ 0.03	10,199,054	28	US$	0.03	14,446,790	26	US$	0.03	7,854,540	23	US$	0.03

The weighted-average grant-date fair value of options granted during the year ended March 31, 2018, 2019 and 2020 was ₹337.74, ₹349.81, and ₹260.65 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2018, 2019 and 2020 was ₹303.44, ₹325.85, and ₹267.04 for each option, respectively.

31. Employee benefits

a) Employee costs includes

	Year ended March 31,
	2018		2019		2020
Salaries and bonus	₹	261,981	₹	289,005	₹	315,036
Employee benefits plans
Gratuity and other defined benefit plans		1,532		1,459		1,845
Defined contribution plans		7,363		7,372		8,428
Share based compensation		1,347		1,938		1,262

	₹	272,223	₹	299,774	₹	326,571

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2018		2019		2020
Cost of revenues	₹	228,937	₹	251,818	₹	279,356
Selling and marketing expenses		28,070		30,972		30,763
General and administrative expenses		15,216		16,984		16,452

	₹	272,223	₹	299,774	₹	326,571

Defined benefit plan actuarial (gains)/ losses recognized in other comprehensive income include:

	Year ended March 31,
	2018		2019		2020
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income - Loss/(Gain)	₹	(18)	₹	(49)	₹	76
Actuarial loss/ (gain) arising from financial assumptions		(296)		73		749
Actuarial loss/ (gain) arising from demographic assumptions		(54)		(40)		227
Actuarial loss/ (gain) arising from experience adjustments		(454)		(266)		194

	₹	(822)	₹	(282)	₹	1,246

b) Defined benefit plans

Defined benefit plans include gratuity for employees drawing salary in Indian rupees and certain benefits plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2018		2019		2020
Current service cost	₹	1,525	₹	1,434	₹	1,782
Net interest on net defined benefit liability/(asset)		7		25		63

Net gratuity cost/(benefit)		1,532		1,459		1,845

Actual return on plan assets	₹	501	₹	607	₹	513

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2019		2020
Defined benefit obligation at the beginning of the year	₹	8,654	₹	10,485
Acquisitions		1,094		229
Current service cost		1,434		1,782
Interest on obligation		583		652
Benefits paid		(1,047)		(1,123)
Remeasurement loss/(gains)
Actuarial loss arising from financial assumptions		73		749
Actuarial loss/(gain) arising from demographic assumptions		(40)		227
Actuarial loss/(gain) arising from experience adjustments		(266)		194
Translation adjustment		—		270

Defined benefit obligation at the end of the year	₹	10,485	₹	13,465

Change in plan assets is summarized below:

	As at March 31,
	2019		2020
Fair value of plan assets at the beginning of the year	₹	8,507	₹	9,443
Acquisitions		109		58
Expected return on plan assets		558		589
Employer contributions		254		383
Benefits paid		(34)		(95)
Remeasurement (loss)/gains
Return on plan assets excluding interest income - (loss)/gain		49		(76)
Translation adjustment		—		233

Fair value of plan assets at the end of the year	₹	9,443	₹	10,535

Present value of unfunded obligation	₹	(1,042)	₹	(2,930)

Recognized asset/(liability)	₹	(1,042)	₹	(2,930)

As at March 31, 2019 and 2020, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the mandate provided to them by the trustees and the asset allocation is within the permissible limits prescribed in the insurance regulations.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2019	2020
Discount rate	6.05%	5.05%
Expected return on plan assets	6.05%	5.05%
Expected rate of salary increase	6.80%	6.60%
Duration of defined benefit obligations	8 years	9 years

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

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2021	₹	3,035

Estimated benefit payments from the fund for the year ending March 31:
2021	₹	1,740
2022		1,343
2023		1,295
2024		1,261
2025		1,226
Thereafter		13,819

Total	₹	20,684

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2020.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 0.5 percentage.

As at March 31, 2020, every 0.5 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹(626) and ₹584 respectively (March 31, 2019: ₹(405) and ₹435 respectively).

As at March 31, 2020, every 0.5 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹353 and ₹(329) respectively (March 31, 2019: ₹245 and ₹(229) respectively).

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2019		2020
Fair value of plan assets	₹	53,015	₹	61,397
Present value of defined benefit obligation		(53,015)		(61,397)

Net (shortfall)/ excess	₹	—	₹	—

The plan assets have been primarily invested in government securities and corporate bonds.

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2019	2020
Discount rate for the term of the obligation	7.00%	6.05%
Average remaining tenure of investment portfolio	8 years	7 years
Guaranteed rate of return	8.65%	8.50%

32. Related party relationship and transactions

List of subsidiaries and associates as at March 31, 2020, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Prom ax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited		Singapore
	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China
Wipro IT Services Bangladesh Limited		Bangladesh
Wipro HR Services India Private Limited		India

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

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated and Rational Interaction, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		Mech Works S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.
Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland

As at March 31, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director

Key management personnel

Rishad A Premji	Chairman (i)
Abidali Z Neemuchwala	Chief Executive Officer and Managing Director (ii)
Azim H Premji	Non-Executive Non-Independent Director (iii)
N Vaghul	Non-Executive Director (iv)
Dr. Ashok S. Ganguly	Non-Executive Director (iv)
William Arthur Owens	Non-Executive Director
M.K. Sharma	Non-Executive Director
Ireena Vittal	Non-Executive Director
Dr. Patrick J. Ennis	Non-Executive Director
Patrick Dupuis	Non-Executive Director
Arundhati Bhattacharya	Non-Executive Director (v)
Jatin Pravinchandra Dalal	Chief Financial Officer

(i)	Effective July 31, 2019, Mr. Rishad A Premji was appointed as Whole-Time director (designated as Chairman by the Board of Directors of the Company).
(ii)

Effective July 31, 2019, Mr. Abidali Z Neemuchwala was designated and appointed as Managing Director in addition to his existing position as Chief Executive Officer. On January 31, 2020, the Company announced that Mr. Abidali Z Neemuchwala has decided to step down from the position of Chief Executive Officer and Managing Director due to family commitments and he will continue to hold the office of Chief Executive Officer and Managing Director until a successor is appointed, for a smooth transition and to ensure that business continues as usual. The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Mr. Abidali Z. Neemuchwala as the Chief Executive Officer and Managing Director with effect from the end of the day on June 1, 2020.

(iii)	On July 30, 2019, Mr. Azim H Premji retired as Executive Chairman and Managing Director and was appointed as Non-Executive Non-Independent Director with effect from July 31, 2019.
(iv)	Mr. N Vaghul and Dr. Ashok S. Ganguly retired as Non-Executive Director with effect from July 31, 2019.
(v)

Ms. Arundhati Bhattacharya was appointed as Non-Executive Director with effect from January 1, 2019. The Board of Directors has, at their meeting held on May 29, 2020, noted the resignation of Ms. Arundhati Bhattacharya as an Independent Director with effect from close of business hours on June 30, 2020.

Relatives of key management personnel:

•	Yasmeen A Premji

•	Tariq A Premji

The Company has the following related party transactions:

	Entities controlled by Directors			Key Management Personnel
Transaction / balances	2018	2019	2020	2018	2019	2020
Sales of goods and services	136	102	43	—	—	—
Assets purchased	290	240	741	—	—	—
Dividend	3,171	3,171	3,987	191	191	243
Buyback of shares	63,745	—	69,392	^	—	4,076
Rental income	42	43	45	—	—	—
Rent Paid	7	8	2	6	5	9
Others	31	63	119	—	—	—

Key management personnel *
Remuneration and short-term benefits	—	—	—	248	341	354
Other benefits	—	—	—	130	173	178

Balance as at the year end
Receivables	39	132	94	—	—	—
Payables	57	8	23	55	155	166

^	Value is less than ₹1
*

Post-employment benefits comprising compensated absences is not disclosed as these are determined for the Company as a whole. Benefits includes the prorated value of RSU granted to the personnel, which vest over a period of time. Other benefits include share-based compensation ₹124, ₹166, and ₹170, as at March 31, 2018, 2019 and 2020, respectively.

33. Commitments and contingencies

Until March 31, 2019, prior to adoption of IFRS 16, the Company had taken office, vehicles and IT equipment under cancellable and non-cancellable operating lease agreements that were renewable on a periodic basis at the option of both the lessor and the lessee. The operating lease agreements extended up to a maximum of fifteen years from their respective dates of inception and some of these lease agreements had price escalation clause. Rental payments under operating leases were ₹6,236 and ₹6,490 for the year ended March 31, 2018, and March 31, 2019, respectively.

	As at March 31, 2019
Not later than one year	₹	7,006
Later than one year but not later five years		11,106
Later than five years		1,629

	₹	19,741

Capital commitments: As at March 31, 2019 and 2020, the Company had committed to spend approximately ₹12,443 and ₹14,011 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2019 and 2020, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹18,456 and ₹18,655 respectively, as part of the bank line of credit.

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

In March 2004, the Company received a tax demand for the year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 (including interest of ₹13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition before the Supreme Court of India for the years ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Income Tax Act, 1961. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“ITAT”). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel allowed the claim of the Company under section 10A of the Income Tax Act, 1961. The Income tax authorities have filed an appeal before the Hon’ble ITAT.

For the year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹3,286 (including interest of ₹1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹1,030 (including nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2015, the Company received the final assessment order in October 2019 with an estimated demand of ₹1,347 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2016, the Company received the draft assessment order in December 2019 with an estimated demand of ₹704 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For the year ended March 31, 2007 to year ended March 31, 2012, the Company has received a tax demand of ₹227 (including ₹102 interest) for non-deduction of tax at source on some payments. The Company has already deposited the demand under protest. The Company received order issued by ITAT, Bengaluru rejecting the Company’s appeal. The Company has filed an appeal against the order with the Hon’ble High Court of Karnataka within the prescribed timelines. The Company has received a favorable order on this issue from the Hon’ble High Court of Karnataka for the earlier years.

Income tax demands against the Company amounting to ₹66,441 and ₹77,873 are not acknowledged as debt as at March 31, 2019 and March 31, 2020, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹8,477 and ₹8,033 as of March 31, 2019 and March 31, 2020, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

34. Segment information

The Company is organized by the following operating segments: IT Services, IT Products, and India State Run Enterprise services segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (“MFG”) and Technology (“TECH”) business units are split from the former Manufacturing & Technology (“MNT”) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”) previously known as Health Care and Life Sciences Business unit (“HLS”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), MFG, TECH and Communications (“COMM”). Key service offerings to customers include software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

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

ISRE: During the year ended March 31, 2019, the Company has organized ISRE as a separate segment, which was part of IT Services segment. This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

Comparative information has been restated to give effect to this change.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the year ended March 31, 2018 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	144,139	74,136	77,914	67,841	73,947	46,081	33,658	517,716	17,998	10,694	(49)	546,359
Segment Result	24,549	9,624	12,619	8,097	14,680	7,007	3,236	79,812	362	454	319	80,947
Unallocated								3,347	—		—	3,347

Segment Result Total								83,159	362	454	319	84,294
Finance expense												(5,830)
Finance and other income												23,999
Share of profit/ (loss) of associates accounted for using the equity method												11

Profit before tax												102,474
Income tax expense												(22,390)

Profit for the year												80,084

Depreciation, amortization and impairment												21,124

Information on reportable segment for the year ended March 31, 2019 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	175,262	75,081	89,313	72,830	76,591	46,496	32,680	568,253	12,312	8,544	(49)	589,060
Other operating income	—	—	—	—	—	—	—	4,344	—	—	—	4,344
Segment Result	33,831	8,638	16,828	7,081	15,916	8,327	4,396	95,017	(1,047)	(1,829)	283	92,424
Unallocated								3,142	—		—	3,142

Segment Result Total								102,503	(1,047)	(1,829)	283	99,910
Finance expense												(7,375)
Finance and other income												22,923
Share of profit/ (loss) of associates accounted for using the equity method												(43)

Profit before tax												115,415
Income tax expense												(25,242)

Profit for the year												90,173

Depreciation, amortization and impairment												19,474

Information on reportable segment for the year ended March 31, 2020 is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	184,457	78,240	97,008	76,443	75,895	48,158	33,840	594,041	11,010	8,400	(50)	613,401
Other operating income	—	—	—	—	—	—	—	1,144	—	—	—	1,144
Segment Result	34,132	12,027	16,729	12,176	14,312	9,252	5,336	103,964	(282)	(1,822)	149	102,009
Unallocated								2,577	—	—	—	2,577

Segment Result Total								107,685	(282)	(1,822)	149	105,730
Finance expense												(7,328)
Finance and other income												24,081
Share of profit/ (loss) of associates accounted for using the equity method												29

Profit before tax												122,512
Income tax expense												(24,799)

Profit for the year												97,713

Depreciation, amortization and impairment												20,862

The Company has four geographic segments: India, Americas, Europe, and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2018		2019		2020
India	₹	43,099	₹	30,999	₹	30,158
Americas *		283,515		325,432		352,319
Europe		138,597		147,074		144,876
Rest of the world		81,148		85,555		86,048

	₹	546,359	₹	589,060	₹	613,401

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2018, 2019 and 2020.

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

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the consolidated statement of income).

e)

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

g)

Segment results for ENU and COMM industry vertical for the year ended March 31, 2018, are after considering the impact of provision by ₹3,175 and ₹1,437, respectively, for impairment of receivables and deferred contract cost. Refer to Note 25.

h)	Other operating income of ₹Nil, ₹4,344 and ₹1,144 is included as part of IT Services segment result for the year ended March 31, 2018, 2019 and 2020, respectively. Refer to Note 26.

i)

Segment results for ENU industry vertical for the year ended March 31, 2019, are after considering the impact of ₹5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the Company. Refer to Note 25

j)

Segment results for Health BU industry vertical for the year ended March 31, 2018 and 2019, are after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions. Refer to Note 25.

k)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹1,402, ₹1,841, and ₹1,229 for the year ended March 31, 2018, 2019 and 2020, respectively. The share-based compensation expense pertaining to other segments is not material.

35. Bank balance

Details of balance with banks as at March 31, 2020 are as follows:

	In Current Account		In Deposit Account		Total
HDFC Bank	₹	599	₹	35,670	₹	36,269
ICICI Bank		—		34,883		34,883
Citi Bank		18,902		7,247		26,149
Axis Bank		1		22,988		22,989
HSBC		6,729		4,672		11,401
Saudi British Bank		955		3,311		4,266
Wells Fargo Bank		2,627		—		2,627
Kotak Mahindra Bank		2		1,200		1,202
BNP Paribas		1,034		—		1,034
ANZ Bank		426		302		728
Deutsche Bank		496		—		496
Standard Chartered Bank		341		—		341
UniCredit Bank Austria		334		—		334
United Amara Bank		259		—		259
JP Morgan Chase		107		139		246
MUFG Bank		132		—		132
Rabo Bank		129		—		129
Silicon Valley Bank		109		—		109
Intesa San Paolo		108		—		108
Others		797		—		797

Total	₹	34,087	₹	110,412	₹	144,499

36. During the year ended March 31, 2019, as part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited (currently known as Wipro HR Services India Private Limited) for a consideration of ₹8,275 ($ 117 million). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹4,128. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

The accompanying notes form an integral part of these consolidated financial statements

Item 19.	Exhibits

Exhibit		Incorporated by Reference
Number	Exhibit Description	Form	File No.	Exhibit		Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3		9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2		2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3		7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a	)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2		9/21/2000

2.3	Description of Securities						X

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1		9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2		9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3		9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4		5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5		5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10		5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11		5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5		5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6		5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7		5/30/2008

4.11	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5		5/17/2004

4.12	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8		6/13/2005

Exhibit		Incorporated by Reference
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.13	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

101.INS	XBRL Instance Document					X

101.SCH	XBRL Taxonomy Extension Schema Document					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Rishad A Premji	/s/ Jatin Pravinchandra Dalal
Date: May 29, 2020	Rishad A Premji, Chairman	Jatin Pravinchandra Dalal, Chief Financial Officer