Form 20-F
period 2021-03-31
WIPRO LTD
filed 2021-06-09
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2021

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

Phone: +91-80-2844-0011; Fax: +91-80-2844-0054

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each represented by one Equity Share, par value ₹2 per share	WIT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,479,138,555 Equity Shares.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2021, which was ₹73.14 per $1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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

•

our expectations of the potential impact of the ongoing Coronavirus Disease 2019 (“COVID-19”) pandemic and related public health measures on our business, the businesses of our customers, vendors and partners, and the economy;

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

Summary of Selected Consolidated Financial Data

The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statement of income data for each of the four years ended March 31, 2018, 2019, 2020 and 2021 and selected consolidated statements of financial position data as of March 31, 2018, 2019, 2020 and 2021 have been derived from our Consolidated Financial Statements and related notes audited by Deloitte Haskins & Sells LLP. The selected consolidated statements of income for the year ended March 31, 2017 and selected consolidated statements of financial position data as of March 31, 2017 have been derived from the Consolidated Financial Statements and related notes audited by KPMG. The audited Consolidated Financial Statement for each of the periods have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results.

	(₹ in millions, except per equity share data)
											2021
	2017		2018		2019		2020		2021		Convenience Translation into US$(1)
Consolidated Statements of Income Data:
Revenues	₹	550,402	₹	544,871	₹	585,845	₹	610,232	₹	619,430	US$	8,469
Cost of revenues		(391,544)		(385,575)		(413,033)		(436,085)		(423,205)		(5,786)

Gross profit	₹	158,858	₹	159,296	₹	172,812	₹	174,147	₹	196,225	US$	2,683
Selling and marketing expenses		(40,817)		(42,349)		(44,510)		(42,907)		(41,400)		(566)
General and administrative expenses		(32,021)		(34,141)		(35,951)		(29,823)		(34,686)		(474)
Foreign exchange gains/(losses), net		3,777		1,488		3,215		3,169		2,995		41
Other operating income/(loss)(2)		4,082		—		4,344		1,144		(81)		(1)

Results from operating activities	₹	93,879	₹	84,294	₹	99,910	₹	105,730	₹	123,053	US$	1,683
Finance expenses		(5,942)		(5,830)		(7,375)		(7,328)		(5,088)		(70)
Finance and other income		22,419		23,999		22,923		24,081		20,912		286
Share of net profit /(loss) of associates accounted for using the equity method		—		11		(43)		29		130		2

Profit before tax	₹	110,356	₹	102,474	₹	115,415	₹	122,512	₹	139,007	US$	1,901
Income tax expense		(25,213)		(22,390)		(25,242)		(24,799)		(30,345)		(415)

Profit for the year from continuing operations	₹	85,143	₹	80,084	₹	90,173	₹	97,713	₹	108,662	US$	1,486

Discontinued operations
Profit after tax for the year from discontinued operations		—		—		—		—		—		—

Profit for the year	₹	85,143	₹	80,084	₹	90,173	₹	97,713	₹	108,662	US$	1,486

Profit attributable to:
Equity holders of the Company		84,895		80,081		90,031		97,218		107,946		1,476
Non-controlling interest		248		3		142		495		716		10

Profit for the year	₹	85,143	₹	80,084	₹	90,173	₹	97,713	₹	108,662	US$	1,486

Profit from continuing operations attributable to:
Equity holders of the Company		84,895		80,081		90,031		97,218		107,946		1,476
Non-controlling interest		248		3		142		495		716		10

Profit for the year from continuing operations	₹	85,143	₹	80,084	₹	90,173	₹	97,713	₹	108,662	US$	1,486

Basic Earnings per equity share (3):
Attributable to equity shareholders of the Company
Continuing operations	₹	13.11	₹	12.64	₹	14.99	₹	16.67	₹	19.11	US$	0.26
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	13.11	₹	12.64	₹	14.99	₹	16.67	₹	19.11	US$	0.26
Diluted Earnings per equity share (3):
Attributable to equity shareholders of the Company
Continuing operations	₹	13.07	₹	12.62	₹	14.95	₹	16.62	₹	19.07	US$	0.26
Discontinuing operations		—		—		—		—		—		—
Continuing and discontinuing operations	₹	13.07	₹	12.62	₹	14.95	₹	16.62	₹	19.07	US$	0.26
Weighted average number of equity shares used in computing earnings per equity share:
Basic		6,476,108,013		6,333,391,200		6,007,376,837		5,833,384,018		5,649,265,885		5,649,265,885
Diluted		6,495,129,517		6,344,482,633		6,022,304,367		5,847,823,239		5,661,657,822		5,661,657,822
Cash dividend per equity share paid (₹)	₹	3.00	₹	1.00	₹	1.00	₹	1.00	₹	1.00	US$	0.01
Cash dividend per equity share paid ($)(4)	US$	0.05	US$	0.02	US$	0.01	US$	0.01	US$	0.01	US$	0.01
Additional data:
Revenue by segment (5) (6) (7)
IT Services	₹	519,196	₹	515,647	₹	566,657	₹	593,798	₹	605,815	US$	8,283
IT Products		25,922		20,467		14,480		11,657		7,685		105
ISRE		9,244		10,226		7,932		7,950		8,912		122
Reconciling items		(183)		19		(9)		(4)		13		^

Total	₹	554,179	₹	546,359	₹	589,060	₹	613,401	₹	622,425	US$	8,510

Segment results (5) (6)
IT Services	₹	98,391	₹	83,186	₹	102,422	₹	107,673	₹	122,850	US$	1,680
IT Products		(1,680)		335		(1,038)		(323)		45		1
ISRE		(2,326)		443		(1,892)		(1,849)		1,061		15
Reconciling items		(506)		330		418		229		(903)		(13)

Total	₹	93,879	₹	84,294	₹	99,910	₹	105,730	₹	123,053	US$	1,683

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	₹	52,710	₹	44,925	₹	158,529	₹	144,499	₹	169,793	US$	2,321
Investments		299,133		257,968		228,867		200,320		187,747		2,567
Working capital (8)		309,355		292,649		357,556		303,458		293,146		4,008
Total assets		793,516		760,640		833,171		817,062		831,434		11,368
Total debt		142,412		138,259		99,467		78,042		83,332		1,139
Total equity		522,695		485,346		570,753		559,333		554,593		7,584
Share capital		4,861		9,048		12,068		11,427		10,958		150
Number of shares outstanding		2,430,900,565		4,523,784,491		6,033,935,388		5,713,357,390		5,479,138,555		5,479,138,555

^	Value is less than 1

Notes:

1.

Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2021, has been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 73.14, as published by the Federal Reserve Board of Governors on March 31, 2021.

2.	Other operating income represents:

(i)	For the year ended March 31, 2017, net gain on sale of the EcoEnergy division,

(ii)	For the year ended March 31, 2019, net gain on sale of, (a) hosted data center services business, and (b) the Workday and Cornerstone OnDemand business,

(iii)

For the year ended March 31, 2020, (a) change in fair value of the callable units upon partial achievement of business targets pertaining to sale of hosted data center services business, and (b) gain on sale of assets pertaining to the Workday and Cornerstone OnDemand business in Portugal, France and Sweden, and

(iv)	For the year ended March 31, 2021, change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to sale of our hosted data center services business.

Please see Note 26 of the Notes to the Consolidated Financial Statements for additional details.

3.

Earnings per share and weighted average number of equity shares used in computing earnings per equity share for the years ended March 31, 2017, 2018 and 2019 have been proportionately adjusted for the bonus issue in the ratio of 1:3 as approved by the shareholders on February 22, 2019.

4.

Translated into United States dollars at the certified foreign exchange rate of ₹64.85, ₹65.11, ₹69.16, ₹75.39 and ₹73.14, as published by the Federal Reserve Board of Governors on March 31, 2017, 2018, 2019, 2020 and 2021, respectively.

5.

During the year ended March 31, 2019, we carved out India State Run Enterprise (“ISRE”) as a separate segment from our global IT Services business. The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the Government of India (the “GoI”) and/or any Indian State Governments (“ISRE Customers”). We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business were primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles. Segment revenue and results for the year ended March 31, 2017 and March 31, 2018 have been restated to reflect the above changes.

6.	Segment revenue and results for the years ended March 31, 2018, 2019 and 2020 have been restated to reflect the below changes:

(i)

During the year ended March 31, 2021, the Company re-organized its IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Prior to this change, the IT Services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

(ii)

Effective beginning with the year ended March 31, 2021, revenue from the sale of traded cloud-based licenses is no longer reported in IT Services revenue, and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of accelerated amortization as per IFRS 2, “Share-based Payment”.

The segment revenue and results for the year ended March 31, 2017 have not been restated, as restated segment revenues and results for this period could not be prepared without unreasonable effort and expense.

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

7.	For the purpose of segment reporting, we have included the impact of “foreign exchange gains / (losses), net” in revenue.
8.	Working capital is defined as current assets less current liabilities.

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

Summary

The following summary provides an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factors discussion immediately following this summary. We encourage you to read the full risk factors carefully.

•	Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate.

•	Our revenue depends to a large extent on a limited number of clients, and our revenue could decline if we lose a major client.

•	Our revenue and operating results may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

•	If our clients are unable to pay our dues and receivables, our results of operations and cash flows could be adversely affected.

•

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

•	Restrictive changes to immigration laws may hamper our growth and cause our revenue to decline.

•	We may be subject to litigation and be required to pay damages for deficient services or for violating intellectual property rights, data breach or breach of confidentiality.

•

Cyber-attacks and other security incidents, both real and perceived, impacting the confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

•	Some of our long-term client contracts contain benchmarking and most favored customer provisions which, if triggered, could result in lower contractual revenues and profitability in the future.

•	Our work with government clients exposes us to additional risks inherent in the government contracting environment.

•	Many of our client contracts can be terminated without cause, with little or no notice and without termination charges, which could negatively impact our revenue and profitability.

•	Adverse changes to our relationships with key alliance partners could adversely affect our revenues and results of operations.

•	Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

•	We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

•	We may invest in companies for strategic reasons that may not be successful or meet our expectations.

•	We may engage in future acquisitions that may not be successful or meet our expectations.

•	If our pricing structures do not accurately anticipate the cost, complexity and duration of our work, then our contracts could be unprofitable.

•

Wage increases in India or our inability to hire in low cost locations may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.

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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	competitors being more established in certain markets, making our geographic expansion strategy in those markets more challenging;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our customers of servers, communication devices and other products;

•	our expectations regarding the potential impacts on our business of the COVID-19 pandemic;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	our ability to generate historical levels of yield on our investments; and

•	our ability to identify and acquire new businesses.

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

•

currency exchange fluctuations, specifically movement of the Indian Rupee against the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, as significant portion of our revenues are in these currencies;

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

Risks Related to the Markets in which We and Our Clients Operate

Our revenue depends to a large extent on a limited number of clients, and our revenue could decline if we lose a major client.

We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3.7%, 3.2% and 3.1% of our IT Services revenue for the years ended March 31, 2019, 2020 and 2021, respectively. Our ten largest IT Services clients accounted for approximately 19.5%, 19.7% and 19.5% of our IT Services revenues for the years ended March 31, 2019, 2020 and 2021, respectively. For the year ended March 31, 2021, we had one customer that accounted for 15.4% of our overall IT Products segment revenue, while our largest ISRE customer accounted for 19% of our overall ISRE segment revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.

There are a number of factors other than our performance that could cause the loss of a client, such as reduction in our clients’ IT budgets due to macroeconomic factors or otherwise, shifts in corporate priorities and political or economic factors, including bankruptcy and/or liquidation of our large clients. These factors may not be predictable or under our control. We cannot assure you that our large clients will not terminate their arrangements with us or significantly change, reduce or delay the amount of services ordered from us, any of which would reduce our revenue.

Companies in the industries that we serve may also seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the overall amount of work that we perform for such clients. If one of our current clients merges or consolidates with a company that relies on another provider for its consulting, systems integration, technology or outsourcing services, we may lose work from that client or lose the opportunity to gain additional work. Consolidation activity may also result in new competitors with greater scale, a broader footprint or vertical integration that makes them more attractive to clients as a single provider of integrated products and services. The increased market power of larger companies could also increase pricing and competitive pressures on us.

Concurrent use by many clients of multiple professional service providers means that we are required to be continually competitive with regard to the quality, scope and pricing of our offerings or face a reduction or elimination of our revenue from such clients.

Our revenue and operating results may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

Our business depends, in part, upon continued reliance on the use of technology in business by our clients and prospective clients as well as their customers and suppliers. We have invested, and will continue to invest, in research and development and in initiatives to expand our capabilities or offerings around new technologies. The effort and initiatives may not be successful or could yield sub-optimal results, which would negatively impact our revenues and profitability. In particular, the success of our new service offerings requires continued demand for such services and our ability to meet this demand in a cost-effective manner. In challenging economic environments, prospective clients may reduce or defer their spending on new technologies in order to focus on other priorities or may decide not to engage our services. Also, many companies have already invested substantial resources in their current means of conducting commerce and exchanging information, and they may be reluctant or slow to adopt new approaches that could disrupt existing personnel, processes and infrastructures. If the growth of technology usage in business, or our clients’ spending on such technology, declines, or if we cannot convince our clients or potential clients to embrace new technological solutions, our revenue and operating results could be adversely affected. Additionally, our clients’ business departments are increasingly making or influencing technology-related buying decisions. If we are unable to establish business relationships with these new buying centers, or if we are unable to articulate the value of our technology services to these business functions, our revenues may be adversely impacted.

If our clients are unable to pay our dues and receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system or those arising from COVID-19, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Additionally, if we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which may adversely affect our results from operations and cash flows.

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 59% of our IT Services segment revenue from the Americas (including the United States) and 27% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. Increased protectionism and the risk of global trade war, resulting in weaker global trade and economic activity could adversely affect our business. If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

The effects of Brexit on our business will depend on the implementation of trade agreements that the United Kingdom made with the European Union and other countries to retain access for its goods and services to respective markets. Brexit therefore creates an uncertain economic environment in the United Kingdom and potentially across other European Union member states for the foreseeable future. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions.

Our clients are concentrated in certain key industries or sectors. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy and Utilities industry sector. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation, sanctions and intervention. For instance, clients in the financial services sector have been subject to increased regulations following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, clients in the health care industry are subject to additional federal, state and foreign laws and regulations, such as the Affordable Care Act (the “ACA”) and the Health Care and Education Reconciliation Act of 2010 . Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Our international operations subject us to risks inherent in doing business on an international level, including geopolitical volatilities, which could harm our operating results.

The majority of our software development facilities are in India. Currently, we also have facilities in several countries around the world. As we continue to increase our presence outside India, we are subject to additional risks, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, currency fluctuations, economic and political volatility, pending elections, changes in trade and foreign exchange policies, restrictions on repatriation of funds to India and multiple and possibly overlapping tax structures.

Our current international operations and future initiatives will involve a variety of risks including (i) government trade restrictions, including those which may impose restrictions, including prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components and/or services to foreign persons and (ii) changes in diplomatic and trade relationships, including new tariffs, trade protections measures, import or export licensing requirements, trade embargoes and other trade barriers. Emerging nationalist trends in countries may also significantly and adversely alter the trade environment. These conditions may add uncertainty to the timing and budget for technology investment decisions by our customers and may impact our ability to do business in some markets or with some public-sector customers.

We may face competition in other countries from companies that may have more experience with operations in such countries, have well-established relationships with clients, or be able to provide services at lower costs or on terms more attractive than we can. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

Pandemics and public health crises, such as COVID-19, affecting the geographies where our or our customers operations are located can have an adverse impact on our business.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the U.S. or Europe, our business may be significantly impacted, as a majority of our revenue is derived from clients located in those regions.

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

If our risk management, business continuity and disaster recovery plans are not effective and our global delivery capabilities are impacted, our business and results of operations may be materially adversely affected, and we may suffer harm to our reputation.

Restrictive changes to immigration laws may hamper our growth and cause our revenue to decline.

The success of our business is dependent on our ability to attract and retain talented and experienced professionals, and the ability to mobilize them around the world to meet our clients’ needs. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to restrict offshore outsourcing, limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

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

USA

Since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers. There are some legislative proposals which, if passed and signed into law, could add further costs and/or restrictions to some of the high-skilled temporary worker categories, which may discourage some customers from seeking our services. This could have a material and adverse effect on our business, revenues and operating results.

We currently have sufficient personnel with valid nonimmigrant worker visas and are also increasing hiring in the United States to continue services to clients. However, the uncertainty around whether we will continue to be able to obtain adequate number of nonimmigrant worker visas for our employees on the same timeframe as we currently maintain, could affect our ability to be responsive to business needs and cause our revenue to decline.

Legislation in certain countries in which we operate, including the United States, may restrict companies in those countries from outsourcing work.

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels in many countries and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts in many countries to enact new legislations to restrict offshore outsourcing or impose restrictions on companies that outsource. In addition to calls for changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers, restrictive outsourcing legislation may be considered by federal and state authorities in the United States. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

In addition, from time to time, negative experiences associated with offshore outsourcing, such as theft, misappropriation of sensitive client data and cybersecurity breaches, have been publicized, including reports involving service providers in India. Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.

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

Risks Related to Our Contractual Obligations

We may be subject to litigation and be required to pay damages for deficient services or for violating intellectual property rights, data breach or breach of confidentiality.

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may also be subject to litigations or damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of intellectual property, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify our products and services, causing significant damage to our reputation and adversely affecting our results from operations.

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

Risks Related to Our Investments

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things (including 5G), artificial intelligence, cloud computing, storage, mobility and applications, analytics, augmented reality, automation, blockchain and quantum computing or as-a-service solutions could have a material adverse effect on our business, results of operations and financial condition.

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment in property, plant and equipment in fiscal year 2021 was ₹ 19,577 million ($267.7 million). Additionally, as of March 31, 2021, we had contractual commitments of ₹ 7,490 million ($102.4 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

Investments in companies where we do not have majority ownership expose us to decisions made by others, as we have lesser degree of control. This may expose us to additional reputational, financial, legal, compliance or operational risks. This could impact our ability to align the strategic goals of such companies with our goals and may impact the returns on our investment. We may also be required to exit such investments at inopportune times or make further investments based on current shareholder agreements. Such further investments may have to be made at a time when the venture is financially struggling and this may erode or dilute its value to our shareholders.

We may engage in future acquisitions that may not be successful or meet our expectations.

We have acquired, and in the future may acquire or make investments in, complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. The acquisition of new businesses subjects us to many risks, and we can provide no assurances that any such acquisition will be successful or meet our expectations. If it does not, we may suffer losses, dilute value to shareholders, may not be able to take advantage of appropriate investment opportunities or complete other transactions on terms commercially acceptable to us. It may take longer than expected to realize the full benefits from these transactions and arrangements, such as increased revenue or synergies, or the benefits may ultimately be smaller than we expected, which could adversely affect our Consolidated Financial Statements. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which could otherwise be beneficial for us.

Despite our due diligence process, we may fail to discover significant issues around an acquired company’s intellectual property, service offerings, customer relationships, employee matters, accounting practices or regulatory compliances. We may also fail to discover liabilities that are not properly disclosed to us or we inadequately assess in our due diligence efforts or liabilities that may arise out of regulatory non-compliance, contractual obligations, intellectual property, terminated employees, current or former clients or other third parties, liabilities resulting from an acquisition target’s previous activities, or from an acquisition’s internal controls related to financial reporting, disclosure requirements or cyber and information security environment. We cannot predict or guarantee that our efforts will be effective or will protect us from liability. We may be unable to get indemnification protection or other contractual protections or relief for any material liabilities associated with our acquisitions or investments. If any of these circumstances occur, they could result in unexpected regulatory or legal exposure, including litigation with new or existing clients, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our relationships with clients and our business, and could harm our operating results.

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

Risks Related to our Cost Structure

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

There is a risk that we will underprice our contracts, fail to accurately estimate the duration, complexity and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term.

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

Wage increases in India or our inability to hire in low cost locations may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.

Our wage costs in India have historically been significantly lower than wage costs in the U.S. and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Once the effective date is notified by the GoI, we may also experience increased costs in future years for employment and post-employment benefits in India as a result of the issuance of The Code on Social Security, 2020. Unless we are able to continue to increase the efficiency and productivity of our employees over the long term, wage increases may reduce our profit margins. Furthermore, any inability to increase the proportion of employees with less experience, or source talent from other low-cost locations, like Eastern Europe, China or Southeast Asia could also negatively affect our profits.

Our defined benefit plan assets are subject to market volatility.

Our employee compensation policies include certain defined benefit plans where it is our obligation to provide agreed benefits to the employees. These obligations are funded through certain plan assets which carry actuarial and investment risks. These risks include adverse salary growth or demographic experience, which can result in an increase in cost of providing these benefits to employees in future. The valuation of plan assets considers an expected return which is based on expectation of the average long-term rate of return on investments of the fund during the estimated term of the obligations. Should we not achieve the expected rate of return on the plan assets or if the plan experiences a decline in the fair value of its assets, we may be required to contribute assets to the plan which could adversely affect our results of operations and financial position.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results / net income. Our financial condition and results of operations may be harmed if we do not successfully reduce such risks through the use of derivative financial instruments.

Our IT Services business contributes 97.3% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position, and can adversely impact our operating results. We generate approximately 39% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the Indian Rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We use derivative financial instruments to reduce or mitigate these risks where possible. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks. Deterioration of the credit rating of counterparties and in the credit as well as the debt capital markets in general due to economic turmoil or the COVID-19 pandemic could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and net income. Further, fluctuations in the interest rate environment based on changes in the RBI’s monetary policy could affect the interest income and thereby our profitability.

Risks Related to Our Workforce

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

Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. Costs associated with recruiting and training employees are significant. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations, which may also impact our ability to attract and retain personnel. If we cannot hire and retain technical personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. Our compensation policies include equity-based incentive compensation plans that are designed to reward high-performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our stock price, or if our total compensation package is not viewed as being competitive, our ability to attract and retain personnel could be adversely affected.

We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-skill, reassign or retain our employees to keep pace with continuous changes in technology, evolving standards and changing client preferences. If we are unable to maintain an employee environment that is competitive and appealing, it could have an adverse effect on engagement and retention. Our revenues, results of operations and financial condition could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Risks Related to Our Operations

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

•	maintaining our high standards of service and high levels of client satisfaction;

•

developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems;

•	preserving our culture, values and entrepreneurial environment;

•	assimilating and integrating disparate IT systems, personnel and employment practices, our culture and values, and operations of acquired companies; and

•	managing our procurement, supply chain and vendor management processes.

In addition, effective January 1, 2021, we re-organized our IT Services segment from seven industry verticals to four Strategic Market Units (“SMUs”). If we do not successfully implement the changes, our business and results of operation may be negatively impacted.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, process, transfer, and use personal information and other data relating to users of our products, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or in conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Any perception of privacy, data security, or data protection concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition, and results of operations. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, in addition to any regulatory fines, penalties, or litigation costs, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

Various United States, or U.S., privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, and the Telephone Consumer Protection Act. We are also subject to the Health Insurance Portability and Accountability Act of 1996, as amended, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, loss of trust by our users, and a material and adverse impact on our reputation and business.

In June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides new data privacy rights for California consumers and new operational requirements for covered companies. The CCPA, among other things, provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative on January 1, 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA provides a private right of action for certain data breaches that is expected to increase data breach litigation. The CCPA has required us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in November 2020. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023.The CPRA will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. More generally, some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as observed with the recent Virginia Consumer Data Protection Act, enacted March 2021. These new state laws could increase our potential liability and adversely affect our business.

Internationally, we also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the data protection landscape in the European Union (“EU”) continues to evolve, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.

Among other requirements, the GDPR regulates transfers of personal data outside of the European Economic Area, (the “EEA”), to third countries that have not been found to provide adequate protection to such personal data, including the U.S. We have undertaken certain efforts to conform transfers of personal data from the EEA to the U.S. and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities, including the use of standard contractual clauses approved by the European Commission(the “SCCs”). With regard to transfers to the U.S. of personal data from our employees and European customers and users, we rely upon the SCCs. The “Schrems II” decision issued by the Court of Justice of the European Union (the “CJEU”), on July 16, 2020, invalidated the EU-U.S. Privacy Shield Framework as a mechanism to transfer personal data from the EEA to the U.S. In the same decision, the CJEU confirmed the validity of the SCCs, but advised that the SCCs must be considered on a case-by-case basis, in conjunction with an assessment as to whether national security laws conflict with the guarantees provided by the data importer under the SCCs. Although we believe we continue to satisfy regulatory requirements through our use of SCCs, these latest developments represent a milestone in the regulation of cross-border data transfers, and require major changes to our data transfer policy, including the need to conduct legal, technical, and security assessments for each data transfer from the EEA to a country outside of the EEA. This means that we may be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the EEA. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators in the EEA to apply different standards to the transfer of personal data from the EEA to the U.S., and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA to the U.S. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf. We may experience reluctance or refusal by current or prospective European customers to use our platform or products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA residents.

The regulatory environment applicable to the handling of EEA residents’ personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results, and financial condition being harmed. We and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation is still being negotiated. Most recently, on February 10, 2021, the Council of the EU agreed on its version of the draft ePrivacy Regulation. If adopted, the earliest date for entry into force is in 2023, with broad potential impacts on the use of internet-based services and tracking technologies, such as cookies. Aspects of the ePrivacy Regulation remain for negotiation between the European Commission and the Council. We expect to incur additional costs to comply with the requirements of the ePrivacy Regulation as it is finalized for implementation.

On January 31, 2020, the United Kingdom (“U.K.”) left the EU (commonly referred to as “Brexit”). The U.K. enacted legislation substantially implementing the GDPR, with penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues. Aspects of U.K. data protection regulation remain unclear in the medium to long term, however, including with regard to regulation of data transfers to and from the U.K. On April 14, 2021, the European Data Protection Board (“EDPB”) announced that it had adopted its opinion on the draft U.K. adequacy decision issued by the European Commission on February 19, 2021. The EDPB’s opinion is non-binding but will be persuasive. The adequacy decision will be formally adopted if it is approved by the EU member states acting through the European Council. If the adequacy decision is adopted, transfers of personal data from the EU to the U.K. may continue following the end of the post-Brexit transition period without the implementation of a data transfer mechanism under the GDPR.

Other countries also are considering or have enacted legislation that could impact our compliance obligations, expose us to liability, and increase the cost and complexity of delivering our services. We are also monitoring recent or pending legislation in India, Brazil, China and Japan, among others, for further impacts on our compliance obligations, including requirements for local storage and processing of data that could increase the cost and complexity of delivering our services. Such current or pending legislation may also result in changes to enforcement measures and sanctions.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, (the “PCI DSS”), which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We may also be bound by and agree to contractual obligations to comply with other obligations relating to privacy, data security, or data protection, such as particular standards for information security measures.

We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data security, and data protection. We cannot yet determine the impact these laws and regulations or changed interpretations may have on our business, but we anticipate that they could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. Moreover, because the interpretation and application of many laws and regulations relating to privacy, security, and data protection, along with mandatory industry standards, are uncertain, it is possible that these laws, regulations and standards, or contractual obligations to which we are or may become subject, may be interpreted and applied in a manner that is inconsistent with our existing or future data management practices or features of our platform and products. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations upon Wipro that may directly impact us and our relationships with our customers and partners.

Given the rise of connected devices, transition to cloud and use of other emerging technologies, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise. Our internal security controls may not be able to keep pace with these evolving and intensifying threats.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems, such as a ‘Zero Day’ attack, for which no remedies are available with network security service providers. As an IT Services provider, we may be an attractive target of cyber-attacks designed to impede the performance of our products, penetrate our network security or the security of our internal systems, or that of our customers, misappropriate proprietary information and/or cause interruption to our services. We can provide no assurance that our systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. For example, in April 2019, we became aware that our system was subject to a cyber-attack by a coordinated and advanced phishing campaign, which was reportedly directed against several major companies, including Wipro. Upon learning of this campaign, we collaborated with a forensic firm to investigate the incident and have worked closely with our anti-virus provider and our security team to counter the malware found in our system and implement a series of additional precautionary and containment measures across our system. In our investigation into this incident, we found no evidence of data breach or data loss. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our systems may have a material adverse effect on our business, financial condition and results of operations.

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

In response to COVID-19, most of our employees have been asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. While various security control mechanisms are deployed and periodically re-enforced, these security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements. Our service delivery and operations are aligned to various industry, geographical and regional regulations, privacy, security, reporting, data localization, standards and legal requirements which are continuously evolving and changing, mandating us to enforce required security and privacy controls and frameworks.

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

Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance including, but not limited to, directors’ and officers’ liability insurance, workmen’s compensation insurance, errors and omissions insurance, cyber insurance, representation and warranties insurance in certain acquisitions and marine insurance. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage. A successful assertion of one or more large claims against us that results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could also adversely affect our revenues and operating results.

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

Certain products and services we offer to our clients incorporate open source software licensed without warranties, indemnification, or other contractual protections regarding infringement claims, security, upgrades or the quality of the code. Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and services. There can be no assurance that our processes for controlling our use of open source software in our products and services will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to potentially re-engineer or discontinue the sale of our products or to make generally available, in source code form, our proprietary software if we combine it with open source software in a certain manner, any of which could adversely affect our business, operating results, and financial condition. Further, if open source code that we utilize is no longer maintained, developed or enhanced by the relevant community of independent open source software programmers, most of whom we do not employ, we may be unable to develop new technologies, adequately enhance our existing technologies or meet customer requirements for innovation, quality and price.

In India, the enforcement of intellectual property rights is not as robust as in the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

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

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is possible that a court in India may not award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

Our stock price continues to be volatile.

Our stock price is affected by factors outside our control. A share buyback program could also affect the price of our stock and increase volatility. Such volatility could negatively impact the perceived value and stability of our equity shares and ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, on which our equity shares are listed, including the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), have experienced problems that, if they continue or reoccur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have, from time to time, imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

Risks Related to Legislation and Regulatory Compliance

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

Some of our clients may operate in highly regulated sectors and/or geographies. Sanctions may be enforced on them or their key managerial personnel either before they become our clients or during the course of our work with them. While we take reasonable precautions to determine if a potential client is in the sanctioned list, our ability to screen and ensure we do not enter into contract with any such clients depends on the data available in the public domain or third party databases on sanctioned entities or personnel. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative action or loss of any government contracts or engagements.

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

Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants may differ as compared to that of the United States. The Securities and Exchange Board of India (“SEBI”) has prescribed regulations and guidelines in relation to corporate governance, disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

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

Effective March 31, 2021, companies may no longer set up new units in Special Economic Zones in India and, as a result, our effective tax rate may increase.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones (“SEZs”) or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Per the provisions of Income Tax Act,1961 any new SEZ which commences operation on or after April 1, 2020, will not be entitled to any special tax exemption under section 10AA of the Income Tax Act, 1961. In the midst of COVID 19, this timeline was extended to March 31, 2021. Thus, any new SEZ which commences operation after March 31, 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future.

We were subject to a Minimum Alternate Tax (“MAT”) at a fixed rate of approximately 17.47% until March 31, 2020 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following fifteen years as MAT credit. If the MAT rate of taxation is increased, our financial results may be adversely affected.

In 2019, the GoI amended the Income Tax Act, 1961 by enacting The Taxation Laws (Amendment) Ordinance, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by forgoing all the deductions available under Chapter VI-A and other profit-linked deductions under the Income Tax Act, 1961. This option, if exercised, is irrevocable and the corresponding MAT credit will be lapsed. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to an increase in tax outflow and the MAT credit available will be lapsed.

If the Government of India modifies or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

The GoI, through Finance Act 2020, has abolished the dividend distribution tax which reduced our tax burden as the same is shifted to shareholders.

Further, provisions of section 115QA of the Income Tax Act, 1961 for buyback of shares, which were initially applicable only to unlisted companies, have now been extended to buyback of shares by listed companies through the enactment of Finance (No. 2) Act, 2019. In the future, for every buyback of shares, we will be liable to pay additional income tax on the distributed income, which will result in additional cash outflow. Currently the rate of tax on buyback of shares is 20% (plus surcharge and cess).

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

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from local authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected. The Finance Act 2012 extended the applicability of transfer pricing regulations to domestic transactions entered into with related parties and certain specified transactions. However, Finance Act, 2017 has omitted the clause which dealt with any expenditure in respect of which payment has been made or is to be made to a person referred to in clause (b) of subsection (2) of section 40A of the Income Tax Act, 1961.

Section 59A of the Tax Cuts and Jobs Act of 2017 imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-US corporations if they don’t meet the exemption criteria.

Taxation laws are susceptible to frequent changes. Increase in tax rates in any of the major countries that we operate in could materially affect our Effective Tax rates. For instance, the corporate tax rates in UK has been increased from 19% to 25% effective 2023. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, some countries are unilaterally amending their tax laws to adopt the new guidelines by The Organization for Economic Cooperation and Development. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

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

Risks Related to the ADSs

Political, social and economic developments in and affecting India may affect the prices of our equity shares and ADSs.

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

The GoI has notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. Regulators like the RBI, Ministry of Corporate Affairs (“MCA”), Ministry of Finance and SEBI have also issued guidelines and regulations to operationalize the framework for issuance of depository receipts by listed entities. Further amendments and requirements may also be notified from time to time. Once the regulations are fully operationalized, our shares can be freely convertible into depository receipts, which would impact the share price and available float in the Indian stock exchanges as well as the price and availability of ADSs on the New York Stock Exchange (the “NYSE”).

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

Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and certain other details. Investors who exchange ADSs for the underlying equity shares of the company may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the Depository Agreement. Any person who fails to comply with beneficial ownership disclosure requirements under Companies Act, 2013 may be liable for a fine of up to ₹ 50,000 and where failure is a continuing one, with a further fine up to ₹ 200 for each day such failure continues, subject to a maximum of ₹ 500,000. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.

The price of our ADSs and the U.S. Dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. Dollar to Indian Rupee exchange rate.

Our ADSs trade on the NYSE in U.S. Dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and the NSE and trade in Indian Rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. Dollar and the Indian Rupee. In addition, dividends declared, if any, are denominated in Indian Rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. Dollars will be affected by exchange rate fluctuations. If the Indian Rupee depreciates against the U.S. Dollar, the price at which our ADSs trade and the value of the U.S. Dollar equivalent of any dividend will decrease accordingly

Our ADSs have historically traded at a significant premium to the trading prices of our underlying equity shares on Indian stock exchanges, but may not continue to do so in the future.

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

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you prior to such shareholders’ meeting, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares including share buyback programs in which the Company buys back equity shares. Because ADS holders may not directly participate in the share buyback program, a notice of such program must be mailed to all ADS holders in advance of the program in order to give the ADS holders who want to participate, the opportunity to convert their ADSs into equity shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2021. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company.”

Generic Risks

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

To comply with IFRS, management is required to make various estimates, judgments and assumptions. The facts and circumstances on which management bases these estimates, judgments, assumptions, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with an impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, liabilities, income, expenses or cash flows. For a summary of significant accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), the Indian Companies Act, 2013 (“Companies Act, 2013”) and the Foreign Exchange Management Act, 1999 are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2021, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

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

If we fail to comply with new or changed laws or regulations and standards, or unintentionally disclose unpublished price sensitive information, our business and reputation may be harmed.

The COVID-19 global pandemic has had a significant and continuing adverse impact on our business and results of operations.

The ongoing global COVID-19 pandemic has caused and continues to cause significant loss of life and has resulted in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, including through lockdown policies, restriction on business activities and business shutdowns. Among other things, many of our and our clients’ offices have been closed and employees have been working from home and many customer-facing businesses have closed or are operating at a significantly lower capacity to observe various social distancing requirements and government-mandated COVID-19 protocols. This may adversely impact the demand for our offerings, our service delivery and our business in certain sectors, countries and service offerings.

The majority of our clients are based in the United States, the United Kingdom and other countries in Europe, all regions that have been significantly impacted by the pandemic. The conditions caused by the COVID-19 pandemic have affected and can continue to affect the rate of customer spending, including through cancellations or ramp-downs of existing projects, customers’ decreased ability or willingness to purchase our offerings, delays to prospective customers’ purchasing decisions and requests by customers for price discounts, all of which has affected and can adversely affect our future revenues, operating results and overall financial performance.

Further, macroeconomic conditions caused by COVID-19 may result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables (including contract assets and unbilled receivables) and negatively impact our liquidity and cash generated from operations.

Our operations have been affected and may continue to be affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Due to the closure of many of our and our clients’ facilities, including as a result of various orders from local administrations or governments, we may face challenges in delivering services to our clients and cause significant disruptions to our operations. The pandemic, particularly in India and other countries where we have near-shore or offshore delivery operations for clients and offices of clients where our employees normally work, may impact our ability to deliver services to clients. As many of our employees continue to work from home, we may be exposed to additional cyber or ransomware attacks despite having strong cyber security controls in place. We face increased costs from the pandemic, including as a result of mitigation efforts such as enabling increased work-from-home capabilities and additional health and safety measures. If the COVID-19 pandemic continues to have a substantial impact on our employees’, partners’ or customers’ attendance or productivity or employee morale, our results of operations and overall financial performance may be harmed, and the recoverable value of our assets may be significantly reduced, which may result in impairment loss.

Addressing the significant challenges presented by the pandemic, including various business continuity measures and the need to enable work-from-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources.

The COVID-19 pandemic continues to evolve as countries are facing new waves of outbreaks. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares or ADSs may be adversely impacted.

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading global information technology (“IT”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.

A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 200,000 dedicated employees (including support functions) serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold tomorrow.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 2013. Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bengaluru, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, we raised capital in the initial U.S. public offering of ADSs that were listed on the NYSE. We are listed on the NSE and BSE in India and Wipro’s ADSs are listed on the NYSE. Wipro is a constituent of the Nifty and the NYSE TMT Indices. Our registered office is in Bengaluru, India. The senior management operates from local offices in key regions of operations such as North America, Europe, the United Kingdom, Australia, Latin America and Asia as well as from Bengaluru, India.

We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, under the leadership of Azim H. Premji, the company further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, the company leveraged its hardware expertise and began offering software services to clients across the world. During the 2000s, our IT business scaled significantly by acquiring new clients, scaling relationship with existing customers and acquiring capabilities in emerging technologies, assets in focus markets and local talent in new geographies. In 2013, we demerged our non-IT business segments to focus solely on our IT business.

Over the last few years, we have transformed our portfolio of services to focus on areas such as digital, cloud, engineering services and cyber security by investing in new technologies organically as well as through acquisitions. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed price, capacity based, pay-per-use, as-a-service and outcome-based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions, including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence Platform (“Wipro HOLMESTM”).

Our logo represents the deep connectedness between people, ideas, communities and the environment. We believe the synergy among these various elements is what drives transformation at Wipro. Our brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve complex business problems for our customers.

The Spirit of Wipro resonates with our identity. It is the indivisible synthesis of four values:

•	Be passionate about clients’ success;

•	Treat each person with respect;

•	Be global and responsible; and

•	Have unyielding integrity in everything we do.

While our company has transformed many times over the years, the Spirit of Wipro and our core values, have remained constant. We have introduced the ‘Five Habits’, which are our values in action:

•	Being respectful;

•	Being responsive;

•	Always communicating;

•	Demonstrating stewardship; and

•	Building trust.

So far, over 21,000 employees globally have been part of 73 immersive and interactive sessions hosted by our senior leadership team on the Five Habits.

Our business is comprised of the IT Services, IT Products and ISRE segments.

During the year ended March 31, 2021, Wipro Limited adopted a new organizational structure designed to simplify our go-to-market execution and ensure sector focus and growth in non-US markets. The previous structure of multiple delivery units has been replaced by a simplified model designed to bring the best of Wipro closer to our customers. This model consists of four Strategic Market Units (“SMUs”) and two Global Business Lines (“GBLs”). The four SMUs are Americas 1, Americas 2, Europe, and APMEA.

We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on the four SMUs and service offerings, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in each SMU are predominantly locally staffed.

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

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560 035, and the telephone number of the registered office is +91-80-28440011. Our website is http://www.wipro.com. The name and address of Wipro’s registered agent in the United States is C T Corporation System, located at 28 Liberty Street, New York, New York 10005. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design;

•	Encore Theme Technologies Private Limited, a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific;

•	4C NV and its subsidiaries, a Salesforce multi-cloud partner in Europe, U.K., and the Middle East;

•	IVIA Serviços de Informática Ltda., a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil;

•	Rational Interaction, a full-service digital customer experience solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency;

•

International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company and a world leader in computer aided design and product lifecycle management interoperability software services;

We recently signed definitive agreements to acquire the below companies subject to customary closing conditions and regulatory approvals:

•

Capco, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific, which we completed in April 2021.

•	Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services.

Divestitures

In the last three fiscal years, we have completed the divestiture of:

•

Workday and Cornerstone OnDemand business to Alight Solutions LLC (“Alight”). This divestment will further strengthen our partnership with Alight. In addition, we have maintained our partnership with Workday and will continue to offer Workday application maintenance services, testing and integration services to Wipro’s client base; and

•	Data center services business, to Ensono Holdings, LLC (“Ensono”), a leading hybrid IT services provider. This divestment will help us accelerate investments in the digital space.

Additionally, during the year ended March 31, 2020, we sold our remaining 11% equity holding in Wipro Airport IT Services Limited, which was a joint venture between Wipro Limited and Delhi International Airport Limited, to Antariksh Softtech Private Limited. Consequently, the joint venture agreement was terminated.

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Note 26 of the Notes to the Consolidated Financial Statements for additional information about our divestitures.

Capital Expenditure

We incurred total cash outflow of, ₹ 22,781 million, ₹ 23,497 million and ₹ 19,577 million during the fiscal years ended March 31, 2019, 2020 and 2021, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2021, we had contractual commitments of ₹ 7,490 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets. We expect these expenditures to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

Buyback of equity shares

During the year ended March 31, 2021, we completed the buyback of 237,500,000 equity shares at a price of ₹ 400 ($5.47) per equity share, as approved by the Board of Directors on October 13, 2020 and by our shareholders by resolution, dated November 16, 2020, through postal ballot by electronic voting. The buyback resulted in a total cash outflow of ₹ 116,644 million ($1,594.8 million), including tax on the buyback of ₹ 21,445 million ($293.2 million) and transaction cost related to buyback of ₹ 199 million ($2.7 million). As a result of the buyback, our share capital has been reduced by ₹ 475 million ($6.5 million).

Industry Overview

IT Services

The COVID-19 pandemic has affected every industry, and has disrupted trade, supply chains, work and business models, employment and consumer behaviors. During the COVID-19 pandemic, companies across the world had to accelerate their digital transformation initiatives to address these disruptions and secure their businesses. While some companies have now set up advanced business continuity measures, others have embarked on new innovative services and products. As companies focused on protecting employees from the pandemic, technology enabled a seamless transition to remote working by shifting to digital channels and digital customer engagement models. Various stay at home orders resulted in large scale adoption of models such as buy-online-pickup-in-store in retail, tele-medicine and virtual care in healthcare, touchless experiences in finance and virtual solutions for online learning.

According to the Strategic Review 2021 published by NASSCOM (the “NASSCOM Report”), India’s technology industry is forecasted to grow at 2.3% to reach approximately $194 billion in fiscal year 2021 (excluding e-commerce). According to the NASSCOM Report, exports are estimated to grow at 1.9% to reach approximately $150 billion in fiscal year 2021 and the domestic sector is forecasted to reach approximately $45 billion in fiscal year 2021, growing at 3.4%. According to the NASSCOM Report, the growth is driven by increased demand for digital transformation and infrastructure modernization.

As per the NASSCOM Report, digital revenues account for 28-30% of total industry revenues for fiscal year 2021, growing at five times the overall services growth. The share of digital services in new contracts is up by 90% from fiscal year 2020, driven by cloud, collaboration and cybersecurity. The growth of cloud, artificial intelligence (“AI”), machine learning (“ML”), internet of things (“IoT”), analytics, automation and collaboration software were accelerated during the COVID-19 pandemic, led by remote working and transformation engagements for contactless activities and customer experience. It is expected that the IT services industry will move to hybrid work models, with implications on hiring, team structures, compliance and cybersecurity.

Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions.

The conditions caused by the COVID-19 pandemic continue to evolve as new variants of the virus are emerging in some of our markets, leaving the recovery outlook varied and uncertain. Despite demand stability being high and ongoing large-scale vaccination drives, economic outlook remains uncertain. However, companies will continue to invest in digital transformation to address new pandemic-driven consumer behaviors with the support of technology.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information” in Item 5 for more information on the effects of COVID-19 on our business.

IT Products

The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the domestic market in India for hardware is estimated to be $15.7 billion in fiscal year 2021 and overall revenue for the hardware industry is expected to be $16.1 billion in fiscal year 2021. Due to remote work, enterprise demand for notebooks has increased. According to the NASSCOM Report, the personal computer segment is also expected to do well due to the education industry’s shift to online learning.

ISRE

According to the NASSCOM Report, there was significant adoption of digital technologies by governments in reporting COVID-19 updates, medical readiness, citizen services, disaster management centers and contactless services.

The GoI is preparing India to be a hub for AI, cybersecurity, IoT and driving adoption of emerging technologies such as AI, ML, IoT, industrial internet of things (“IIOT”), edge computing and analytics, robotics, automation, augmented reality (“AR”), virtual reality (“VR”), additive manufacturing and blockchain. In collaboration with state governments, GoI is setting up ‘Centres of Excellence’ in AI and cybersecurity. The GoI continues to invest in several projects, through its “Digital India” initiative, and is working with an ecosystem of partners, towards its goal of growing from a $200 billion digital economy in fiscal year 2020 to a $1 trillion digital economy by fiscal year 2025.

The COVID-19 pandemic has shown that the GoI’s IT spending is not only a business enabler but an important lever to deliver citizen-centric communication and services. The government has, in the last year, invested more on applications like Aarogya Setu, CoWIN, Track and Trace, which could be rapidly deployed to meet immediate requirements. The strategy going forward is to mature the current solutions and make them available to the masses through all available digital channels, which shall enable citizen services to be rendered more effectively.

We, therefore, see opportunities in the government sector around digitization, cloud adoption, automation and other initiatives. However, there could be delays in the GoI decision making processes for long-term transformation initiatives.

Business Overview

We are a global technology services firm, with employees in over 55 countries and serving enterprise clients across various industries. Companies are transforming their technology stack, to operate with agility and flexibility. We are trusted partners to clients in their transformation journey and enable them to be leaders in their respective industries.

We are seeing that traditional technology services are rapidly evolving and “shift to the new” is becoming more pronounced. Growth in the technology services sector will be led by next generation technologies and services, such as digital, cloud, data, engineering and cybersecurity. Companies are actively exploring opportunities for digitization, leading to increased demand for consulting services. Digital technologies and next-generation technologies such as 5G, AI/Intelligent Enterprise, robotics and blockchain, are anticipated to grow exponentially in the near future.

We assist our clients to create new possibilities at the intersection of design, domain, consulting and next-generation technologies. Our new operating model ensures adequate sector and domain-focused go-to-market and execution. It also combines global expertise with a local geography-focus in building capabilities, and ensures dedicated sales presence, led by proximity to clients.

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

Our Business Strategy

Our strategy supports value creation for clients and growth for our organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and a simplified operating model. We are focusing our efforts and our investments on maximum results, going deeper in areas that we believe we have strength and defocusing on others, and scaling up to secure leadership positions. Our new strategy will bring us closer to clients, drive greater agility and responsiveness and help us become the employer of choice.

Our vision is to:

•	be a trusted partner to our clients in their transformation journey and enable them in achieving leadership in their respective industries; and

•

deliver value to our clients as part of their transformation journey through sector focused ‘Business Solutions’, ‘Digital’ and ‘Technology’ capabilities, cutting edge innovation, leveraging our strategic partnerships and our world class talent.

We aim to realize our vision through five key strategic priorities:

1.	Accelerate growth – focus and scale

Our first priority is growth through focus on identified markets and sectors within markets, bringing the best of Wipro to our clients.

Our choice of sectors in a market is being driven by both market attractiveness and by Wipro’s competitive positioning and strengths. We have therefore prioritized specific sectors in certain markets, and we will build or sustain, as the case may be, our leadership position in those intersections.

Our priority markets include the Americas, certain countries in Europe and APMEA. The Americas continues to be a large market and continues to be our key focus. We are also building a strong growth plan for Europe, Asia and the Middle East.

2.	Strengthen clients and partnerships

Our second strategic priority is to strengthen clients and partnerships through four levers:

a.

Global account executive model: We have global account executives, senior leaders representing Wipro for our key clients, who are enabled by a team of industry and technology specialists and delivery leaders and with strong decision-making capabilities including committing on investments, to grow these client accounts.

b.

Large deals expertise: The second lever where we are significantly boosting our capabilities is in large deal origination and signing. We have invested in a large deal expertise team consisting of deal principals, financial and commercial modelers, experienced consultants and program directors, to bring expertise in large deal creation, solutioning, structuring and supporting our SMUs in signing large deals.

c.

Strategic partnerships: We are committed to scale partnerships with our key alliances such as Amazon Web Services, Microsoft, Google Cloud Platform, ServiceNow, Salesforce, SAP and IBM. We have intensified our efforts to build dedicated ‘Cloud Studios’ and ‘Centers of Excellence’, talent, and our capability to take joint business solutions to our clients.

d.

Market and capability leadership through M&A and Wipro Ventures: We are focused on M&A as a key area to fast-track solutions and capability building in emerging areas and accelerating our access and presence in identified markets. With a strong post-merger integration focus, we are committed to driving synergies and effectively integrating acquisitions. Wipro Ventures, the strategic investment arm of Wipro, invests in early- to mid-stage enterprise software startups. The areas of investment include AI, analytics, business automation, cloud infrastructure, cybersecurity, data management, IoT and testing automation.

As of March 31, 2021, Wipro Ventures manages 16 active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in five enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, TLV Partners and Work-Bench.

3.	Lead with business solutions

We are focusing on multiplying our business solutions, and building a catalog of industry-specific solutions, relevant to our clients in their industries by leveraging industry expertise, technology capability and ecosystem partnerships. A few examples of solutions we have built for our clients include digital banking solutions, core modernization for a telecom company for faster 5G deployment, the Open Subsurface Data Universe platform (data and analytics platform in the upstream oil and gas sector) and warehouse management solution for consumer companies.

4.	Building talent at Scale

Clients need partners who will challenge old ways of working, bring forth new ideas and proactively drive change. We are investing in deep domain and technology expertise and market makers. Our priorities include:

•

Hiring talent in the front end, domain and technology areas. We are investing in consulting, transformation architects and domain as well as in cutting-edge areas of technology such as AI, data sciences and engineering.

•

Reskilling and building onsite and local scale in digital and next-generation capabilities. Our learning and talent transformation programs conform to the new ways of working, and are modelled on ‘Anytime, Anywhere’ learning, social learning, community learning and through mentoring networks and talent champions.

•	Building leadership diversity to significantly improve gender and ethnic diversity in our leadership ranks.

•	Driving a ‘high-performance’ culture.

5.	Simplified operating model

All of our strategic priorities will be executed through our simplified operating model. It is a two-axis model of SMUs and GBLs, supported by our business functions.

From a client standpoint, our model ensures adequate sector and domain-focus in our go-to-market and execution. This enables focused growth, combines global expertise with local geography-focus in building capabilities, and ensures dedicated sales presence led by proximity to clients.

Operating Segment Overview

Our business comprises of the IT Services, IT Products and ISRE segments. The ISRE segment consists of IT services offerings to ISRE Customers. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2019	2020	2021
	(₹ in millions)
IT Services	566,657	593,798	605,815
IT Products	14,480	11,657	7,685
ISRE	7,932	7,950	8,912
Reconciling items	(9)	(4)	13

	589,060	613,401	622,425

For the fiscal year ended March 31, 2021, the IT Services segment generated 97.3% of our revenue and 99.8% of our operating income. For the same period, the IT Products segment generated 1.2% of revenue and 0.0% of operating income and ISRE services segment generated 1.4% of our revenue and 0.9% of our operating income. Reconciling Items constitute (0.7%) of our operating income. (Refer to Item 3 and Note 34 of the Notes to Consolidated Financial Statements).

Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2019	2020	2021
	(₹ in millions)
India	30,566	29,374	27,156
United States of America	315,301	338,490	336,009
United Kingdom	59,568	65,258	67,852
Rest of the world	183,625	180,279	191,408

	589,060	613,401	622,425

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 34 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings

Our IT Services service offerings are organized through two GBLs – Integrated Digital, Engineering and Application Services (“iDEAS”) and Cloud Infrastructure, Digital Operations, Risk and Enterprise Cyber Security Services (“iCORE”). iDEAS will include the Domain and Consulting, Applications and Data, Engineering and R&D and Wipro Digital service lines. iCORE will include the Cloud and Infrastructure services (“CIS”), Digital Operations and Platform (“DO&P”) and Cybersecurity and Risk Services (“CRS”) service lines. We believe GBLs will bring in global scale, capabilities and solutions and best practices in delivery.

iDEAS

iDEAS is committed to helping clients across the world to accelerate their transformation and shift how they build and deliver digital products, services, and experiences. iDEAS brings together strategic design, domain, and consulting capabilities along with Wipro Digital and cloud applications, AI, data, engineering, and next-generation technologies. Starting with a design-led approach, iDEAS is uniquely positioned to deliver business solutions required by companies to create what matters to them. iDEAS comprises of the following practices and includes Wipro Digital:

•	Applications and Data: This practice includes cloud enterprise platforms (SAP, Oracle, Salesforce, MS Dynamics and Process Transformation and Growth Practices), data and AI.

•

Application Engineering and Modernization (“AEM”): This consists of five practices: Microsoft, Legacy Modernization, Tanzu Application Services, Digital Business Integration (“DBI”) and Quality Engineering and Testing (“QET”). Together, these units focus to drive differentiation in the areas of Application Development, Application Modernization, Microsoft Cloud and IBM/Red Hat.

•

Cloud Transformation: This practice brings together our dedicated focus on cloud hyperscalers (e.g., Amazon Web Services, Azure and Google Cloud Platform) along with our transformation and consulting capabilities in the operating model, modernization, high end engineering, agile and DevSecOps space.

•

Digital Experience (“DX”): DX delivers customer experience transformation from customer acquisition to customer service by leveraging two key pillars, interaction experience and business process agility.

•	Digital Interactive: This practice includes our strategic and service design unit, Designit.

•

Engineering, Research and Development (“ER&D”): ER&D enables customers across sectors to engineer products, platforms and technologies and adopt operational technologies required for Industry 4.0 and IoT. Wipro Holmes Platform is part of ER&D.

•

Domain and Consulting: Domain and Consulting brings our deep industry and consulting expertise to clients across the globe, developing thought leadership and customizing our solutions to address industry needs.

iCORE

iCORE is committed to accelerating the transformation journey of our customers and enabling the enterprise of the future that is agile, intelligent and resilient. iCORE focuses on the core of any enterprise by leveraging next-generation technologies and solutions across cloud, infrastructure, cybersecurity, process, and business operations to enable this transformation. Our iCORE service lines include:

•

CIS: CIS helps organizations modernize their IT landscape and transform into future-ready digital enterprises leveraging its offerings in cloud, data center, digital workplace, connected intelligence, IoT, and edge computing.

•

CRS: CRS helps our customers achieve a resilient cyber future through advisory-led security and risk management solutions at the leading edge of technology innovation that can help customers accelerate their digital transformation securely.

•

DO&P: DO&P service line combines our core business knowledge with leading technologies such as digital, robotics process automation, cognitive technologies and analytics to offer powerful business intelligence that helps improve business visibility and resilience, allowing enterprises to respond quickly to evolving market disruptions.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
Per client revenue (US$)	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
1-3 million	232	233	217
3-5 million	77	81	92
5-50 million	221	220	217
50-100 million	31	25	29
> 100 million	10	15	11

Total > 1 million	571	574	566

The largest client of our IT Services business accounted for 3.7%, 3.2% and 3.1% of revenues from the IT Services business as a whole for the years ended March 31, 2019, 2020 and 2021. The five largest clients of our IT Services business accounted for 12.7%, 12.8% and 12.1% of our total IT Services revenues for the years ended March 31, 2019, 2020 and 2021, respectively.

IT Services Sales and Marketing:

We sell and market our IT services through our direct sales force. Our customer facing functions are predominantly locally staffed in each of the SMUs. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate and field-level marketing efforts.

Sales: We believe that the customer always comes first. We believe we can achieve higher levels of client sales and client satisfaction by structuring ourselves based on the following key elements:

•

Client relationship: We have designated global account executives and client executives, that have primary responsibility for the client relationship, providing single-person accountability and single-person sales responsibility.

•

Sector and geographic focus: Our sales teams are dedicated to a specific industry sector and often have significant experience and training in their domain and industry. In certain regions, our sales teams are dedicated to a specific country or region to increase our knowledge of the local business culture, anticipate prospective and existing client needs and increase our market penetration.

•	Proactive solutions: We have a consulting-led approach to sales where our sales teams provide proactive solutions to clients and prospective clients rather than only respond to requests for proposals.

•

Large deals expertise: Our large deal expertise team consists of deal principals, financial and commercial modelers, experienced consultants and program directors, to bring expertise in large deal creation, solutioning, structuring and supporting in winning large deals.

Marketing: Our brand focuses on how Wipro is transforming its capabilities, offerings, and ways of working to cater to the transforming IT services business.

Our marketing organization complements our sales teams by:

•	Building on our brand as a global leader in consulting and IT services;

•	Positioning our brand with clients as a thought leader and a solution provider that utilizes innovative techniques to solve difficult as well as day-to-day problems; and

•	Participating in industry events that drive sales by displaying our services, products and strategic alliances.

IT Services Competition

The market for IT services is competitive and rapidly changing. Our competitors in this market include global consulting firms; IT services companies as well as local, and niche services providers.

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

2.	Wipro Digital has integrated propositions in customer mapping and interaction. Data science and insights differentiate its approach with customer journey engineering.

3.

Our organizational culture of innovation and our early start in deploying cutting edge platforms and technologies that drive hyper-automation and achieve industrialization of service delivery, such as Wipro HOLMESTM.

4.

Our investments in developing intellectual property (“IP”) across products, platforms, frameworks, solutions, components, accelerators, tools and apps that enable us to provide standardized solutions to our customers and obtain enormous time-to-market advantage.

5.

Crowdsourcing (“Topcoder”): A community and crowdsourcing platform with over one million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, DX, Quality as a Service (“QaaS”), workforce transformation, Talent as a Service (“TaaS”) and hybrid (certified) communities.

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

9.	Our ability to access, attract and retain highly skilled personnel across key markets.

10.	Our emphasis on acquiring companies with new age technologies and integrating them with our service offerings, to maximize synergies for our clients.

11.	Our ability to offer opportunities to work with cutting edge technologies and focus on training is a critical differentiator to the quality of our manpower.

12.	The Wipro brand that is recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation and an organization-wide commitment to sustainability.

13.	Our commitment to the highest levels of corporate governance.

IT Services SMUs structure

During the year ended March 31, 2021, the Company re-organized its IT Services segment from seven industry verticals to four SMUs - Americas 1, Americas 2, Europe and APMEA. Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

•

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the U.S.: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms.

•	Americas 2 includes the entire business of Canada and the following industry sectors in the U.S.: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities.

•	Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe.

•	APMEA consists of Australia and New Zealand, India, the Middle East, South East Asia, Japan and Africa.

The SMUs in Europe and APMEA will be responsible for all industry sectors in these regions. SMUs are our primary go-to-market teams and seek to scale local strategic clients and drive large deal wins.

Revenue from each customer is attributed to the respective SMUs, based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT Services segment, the IT Services segment was organized by seven industry verticals: BFSI, Health BU, CBU, ENU, MFG, TECH and COMM.

IT Products

We provide IT products as a complement to our IT services offerings rather than sell standalone IT products.

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2021, we had one customer that accounted for 15.4% of our overall IT Products segment revenue.

IT Products Sales and Marketing

We are value-added resellers of third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. Our global account executives and client executives receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

Our competitors in the IT Products market include global system integrators as well as local and niche services providers operating in specific geographies like India. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mindshare and market share in a crowded marketplace requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

1.	Our decades of experience in serving in the IT business, proven track record of delivery excellence and satisfied customers who recommend our services to other corporations.

2.	Our deep understanding of the market especially in India.

3.	Our trusted ability to provide impartial advice on selection of products.

4.	The Wipro brand that is recognized for serving the Indian market over seventy-five years.

5.	Our commitment to environmental sustainability as well as deep engagement with communities.

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

We will be leveraging our strong practices in areas such as taxation and e-governance, oil, gas, and utilities, along with our strong partner system, to work with Indian government entities, Public Sector Undertakings and other large companies classified as ISREs. For BFSI projects in our ISRE segment, we aim to replicate our successes in areas such as core banking transformation, and consulting.

ISRE Customers

We have customers across the GoI, Indian State Governments and in industry sectors such as BFSI and ENU in the form of corporate entities where more than 51% of the paid-up capital is held by the Central and/or State governments of India. We work with multiple ISRE customers and our top two ISRE customers contributed approximately 26% of our ISRE revenues for the year ended March 31, 2021. Our largest ISRE customer accounted for 19.0% of our overall ISRE segment revenue for the year ended March 31, 2021.

ISRE Sales and Marketing

Our ISRE business unit will focus on the unique customer requirements and will create a “Go to Market” approach that will address the needs of the present as well as future.

ISRE Competition

In the ISRE sector, our competition comes from both local and global IT services companies, including large global consulting firms. For the GoI segment, several small companies have entered the market as disruptors, with most of these small companies focused on penetration strategy. The following factors differentiate us from our competition:

1.	Our deep technology knowledge and domain expertise specifically in BFSI and ENU.

2.	Our strong partnership with key alliance partners including hardware and software partners.

3.	Significant experience in successfully delivering key marquee programs and strong reference across the ISRE sector.

Intellectual Property

We believe that IP is increasingly a strong driver of business competitiveness and profits, especially in a knowledge intensive industry. Our IP portfolio is key to our strategy to drive non-linearity, and we believe that our IP will differentiate our products and services, introduce new benefits, reduce costs and improve products and services quality. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our IP.

We have invested in developing IP across products, platforms, frameworks, solutions, components, accelerators, tools and apps. This IP development enables us to provide standardized solutions to our customers and obtain significant time-to-market advantage over the general preference for customized solutions that entail higher cost and longer timelines. Using our IP, we are able to offer innovative commercial models in delivering services.

As of March 31, 2021, we have 904 registered patents in various countries. We have filed 93 patents during the year ended March 31, 2021 and currently have approximately 1,181 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2021, we held 380 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 30 trademark applications are pending for registration in various jurisdictions across the world.

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

Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislations from the RBI, SEBI and/or the Ministry of Finance of the GoI to acquire companies incorporated outside India, if prescribed conditions are not satisfied, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the SEBI to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

We are also subject to several legislative provisions relating to environmental protection, pollution control, essential commodities and operation of our facilities.

Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation on our business.

Organizational Structure

Refer to Note 32 of the Notes to Consolidated Financial Statements for information on organizational structure of the Company.

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 23.80 million square feet of land for future expansion plans. We have 23.49 million square feet of owned software development facilities in India and over 1.71 million square feet of leased software development premises in India.

We have approximately 2.64 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.27 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 22,781 million, ₹ 23,497 million and ₹ 19,577 million on capital expenditure during the fiscal years ended March 31, 2019, 2020 and 2021, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 60 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 147 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

We have two manufacturing sites, which are approximately 0.3 million square feet and approximately 0.1 million square feet of land, respectively. We own one of these facilities, located in Pondicherry, India. We have taken the other facility located in Kotdwar, India on a long-term lease.

Our software development facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery. We believe that our facilities are optimally utilized and that appropriate expansion plans are being developed and undertaken to meet our future growth and our strategy on agile anywhere and newer ways of working.

We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement objective of capping temperature rise to 1.5 degree centigrade. We also set an intermediate target of a 55% reduction in our absolute emission levels by 2030 compared to 2016-2017. These targets are based on the globally accepted Science Based Targets initiative (“SBTi”) and reflect deep decarbonization and operational changes we will implement to achieve net-zero by 2040. The primary levers of our decarbonization drive are:

(a)	improving the energy efficiency of our facilities for a sustained reduction in energy consumption;

(b)	increasing the use of renewable energy in our owned facilities in India through private power purchase agreements and captive solar power; and

(c)	combining behavioral, technological and collaborative approaches that help reduce the carbon footprint of air travel, commuting and purchased goods and services.

Over the last few decades, we have steadily reduced our energy, water and waste footprint and bio-diversity impact and we remain steadfast in our commitment to a more sustainable, just and equitable society.

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2021, we had contractual commitments of ₹ 7,490 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.

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

Wipro is recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship. We have over 200,000 dedicated employees (including support functions) serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold tomorrow.

Trend Information

The COVID-19 pandemic has affected every industry, and has disrupted trade, supply chains, work and business models, employment and consumer behaviors.

During the COVID-19 pandemic, companies across the world had to accelerate their digital transformation initiatives to address these disruptions and secure their businesses. While some companies have now set up advanced business continuity measures, others have embarked on new innovative services and products. As companies focused on protecting employees from the pandemic, technology enabled a seamless transition to remote working by shifting to digital channels and digital customer engagement models. Various stay at home orders resulted in large scale adoption of models such as buy-online-pickup-in-store in retail, tele-medicine and virtual care in healthcare, touchless experiences in finance and virtual solutions for online learning.

The conditions caused by the COVID-19 pandemic continue to evolve as new variants of the virus are emerging in some of our markets, leaving the recovery outlook varied and uncertain. The health, safety and wellbeing of our employees is of paramount importance to us. In March 2020, at the onset of the COVID-19 pandemic, we enabled our employees globally to work from home. Since then, fewer than 3% of our employees have been working from Wipro offices. We continue to actively work with our customers to reduce the number of employees required to work out of Wipro offices. Despite demand stability being high and ongoing large-scale vaccination drives, economic outlook remains uncertain. However, companies will continue to invest in digital transformation to address new pandemic-driven consumer behaviors with the support of technology. During the COVID-19 pandemic, we continued to sign large deals and deliver large-scale transformation projects.

IT Services: Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. According to the NASSCOM Report, India’s technology industry is forecasted to grow at 2.3% to reach approximately $194 billion in fiscal year 2021 (excluding e-commerce), exports are estimated to grow at 1.9% to reach to reach approximately $150 billion and the domestic sector is forecasted to reach approximately $45 billion, growing at 3.4%. According to the NASSCOM Report, the growth is driven by increased demand for digital transformation and infrastructure modernization.

Per the NASSCOM Report, digital revenues accounts for 28-30% of total industry revenues for fiscal year 2021, growing at five times the overall services growth. Share of digital services in new contracts is up by 90% compared to fiscal year 2020, driven by cloud, collaboration and cybersecurity. The growth of cloud, AI, ML, IoT, analytics, automation and collaboration software were accelerated during the COVID-19 pandemic, led by remote working and transformation engagements for contactless activities and customer experience. It is expected that the IT services industry will move to hybrid work models, with implications on hiring, team structures, compliance and cybersecurity.

Growth in the technology services sector will be led by next-generation technologies and services, such as digital, cloud, data, engineering and cybersecurity. Companies are actively exploring opportunities for digitization, leading to increased demand for consulting services. The COVID-19 pandemic has resulted in increased technology spending by our customers. Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions.

Our strategy supports value creation for clients and growth for our organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale, and a simplified operating model. We are focusing our efforts and our investments on maximum results, going deeper in areas that we believe we have strength and defocusing on others, and scaling up to secure leadership positions. Our new strategy will bring us closer to clients, drive greater agility and responsiveness and help us become the employer of choice. Further, we have invested in acquiring new technology and skills. In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with strong expertise in semiconductor, software and systems design;

•	Encore Theme Technologies Private Limited, a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific;

•

4C NV and its subsidiaries, a Salesforce multi-cloud partner in Europe, U.K., and the Middle East, helping companies unlock commercial value and achieve business transformation by consistently putting customers first;

•

IVIA Serviços de Informática Ltda., is a company specialized in information technology that develops solutions to improve and expand the business of its customers, either by reducing costs, increasing productivity or generating innovation;

•	Rational Interaction, a full-service digital CX solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency;

•

International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company and a world leader in computer aided design and product lifecycle management interoperability software services;

We recently signed definitive agreements to acquire the below companies subject to customary closing conditions and regulatory approvals:

•

Capco, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific, which we completed in April 2021.

•	Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2021 is 32.59%. We anticipate challenges in significantly improving our gross profits, largely due to the following reasons:

•	Annual increases in salaries, progressions and bonuses, and strong demand for digital and other niche skills are expected to result in wage inflation;

•	Discretionary spending relating to travel, facilities and marketing spends gradually scaling back;

•	Investment in acquisitions, such as our acquisition of Capco, which we completed in April 2021, with potentially lower contribution to margins;

•	Increased hiring and training costs due to higher attrition rates;

•	Investment in domain architects, deep subject matter experts and diversified local leadership;

•	Limited ability of the market to accept increase in prices;

•	Loss of revenue due to vendor consolidation or insourcing at the customer end;

•	Lower utilization rates for our resources, arising from reduction in demand for our services from customers or contract terminations; and

•	The impact of exchange rate fluctuations on our Indian Rupee realizations.

In response to the increased competition in the marketplace for IT services and pressure on gross margins, we are focusing on:

•	Differentiating our offerings by providing premium services across the Digital value-chain, including consulting and advisory, strategy, design, cloud and connected offerings;

•	Emphasizing a delivery model to retain the utilization of our IT professionals;

•	Investing in customer experience to establish deeper client relationships and provide a wider range of services;

•	Aligning our resources to expected demand and pivoting ourselves to meet new opportunities;

•	Using next-generation technology-led business process services to drive superior customer experience and maximize returns and bring down operating costs;

•	Driving revenue and cost synergies of acquired businesses;

•	Leveraging Wipro HOLMESTM to increase use of automation within our client organizations to gain cost efficiencies, agility and enhanced user experiences; and

•	Investing in non-linearity through our IP portfolio that de-link the linear relationship between revenue and efforts expended.

IT Products: The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the domestic market in India for hardware is estimated to be $15.7 billion, and overall revenue for the hardware industry is expected to be $16.1 billion in fiscal year 2021. Due to remote work, enterprise demand for notebooks has increased. According to the NASSCOM Report, the personal computer segment is also expected to do well due to the education industry’s shift to online learning. In our IT Products segment, we continue to experience pricing pressures due to increased competition among IT companies. Our IT Products segment is subject to seasonal fluctuations. Our IT Products revenue is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment and macroeconomic factors. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for SI engagements. Accordingly, our revenue, operating income and profit for our IT Products segment have varied significantly in the past and we expect that they are likely to vary in the future.

ISRE: According to the NASSCOM Report, there was significant adoption of digital technologies by governments in reporting COVID-19 updates, medical readiness, citizen services, disaster management centers and contactless services.

The GoI is preparing India to be a hub for AI, cybersecurity, IoT and driving adoption of emerging technologies such as AI, ML, IoT, IIOT, edge computing and analytics, robotics, automation, AR, VR, additive manufacturing, and blockchain. In collaboration with state governments, the GoI is setting up ‘Centres of Excellence’ in AI and cybersecurity. The GoI continues to invest in several projects, through its “Digital India” initiative, and is working with an ecosystem of partners towards its goal of growing from a $200 billion digital economy in fiscal year 2020 to a $1 trillion digital economy by fiscal year 2025.

The COVID-19 pandemic has shown that the GoI’s IT spending is not only a business enabler but an important lever to deliver citizen-centric communication and services. The government has, in the last year, invested more on applications like Aarogya Setu, CoWIN, Track and Trace, which could be rapidly deployed to meet immediate requirements. The strategy going forward is to mature the current solutions and make them available to the masses through all available digital channels, which shall enable citizen services to be rendered more effectively.

We, therefore, see opportunities in the government sector around digitization, cloud adoption, automation and other initiatives. However, there could be delays in the GoI decision making processes for long-term transformation initiatives.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. There is no change in our philosophy on shareholder return.

Cash Dividends: The cash dividend paid per equity share during the year ended March 31, 2020 was an interim dividend of ₹ 1, and the Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend. The cash dividend paid per equity share during the year ended March 31, 2021 was an interim dividend of ₹ 1, and the Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend.

Buyback of equity shares: During the year ended March 31, 2020, we concluded the buyback of 323,076,923 equity shares at a price of ₹ 325 ($4.31) per equity share, as approved by the Board of Directors on April 16, 2019 and by shareholders resolution dated June 1, 2019 passed through postal ballot and electronic voting. This resulted in a total cash outflow of ₹ 105,000 million ($1,393 million). As a result of the buyback, our share capital was reduced by ₹ 646 million ($8.57 million).

During the year ended March 31, 2021, we concluded the buyback of 237,500,000 equity shares at a price of ₹ 400 ($5.47) per equity share, as approved by the Board of Directors on October 13, 2020 and by our shareholders by resolution dated November 16, 2020 passed through postal ballot by electronic voting. This resulted in a total cash outflow of ₹ 116,644 million ($1,594.8 million) including tax on buyback of ₹ 21,445 million ($293.2 million) and transaction cost related to buyback of ₹ 199 million ($2.7 million). As a result of the buyback, our share capital has reduced by ₹ 475 million ($6.5 million).

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2019 and March 31, 2020. Such omitted discussions can be found in Item 5 of our annual report on Form 20-F for the year ended March 31, 2020, filed with the SEC on June 1, 2020.

Our revenues and profits for the years ended March 31, 2020 and 2021 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions, except earnings per share data)
Revenue (1)	613,401	622,425	1.47%
Cost of revenue	(436,085)	(423,205)	(2.95)%
Gross Profit	177,316	199,220	12.35%
Selling and Marketing expenses	(42,907)	(41,400)	(3.51)%
General and administrative expenses	(29,823)	(34,686)	16.31%
Other Operating income (2)	1,144	(81)	(107.08)%
Operating income	105,730	123,053	16.38%
Profit attributable to equity holders	97,218	107,946	11.03%
As a percentage of revenue:
Selling and marketing expenses	6.99%	6.65%	(34	)bps
General and administrative expenses	4.86%	5.57%	71bps
Gross Margins (3)	28.85%	32.01%	316bps
Operating margin (3)	17.20%	19.77%	257bps
Earnings per share
Basic	16.67	19.11
Diluted	16.62	19.07

(1)

For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is ₹ 610,232 million and ₹ 619,430 million for the years ended March 31, 2020 and 2021, respectively. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

(2)	Other operating income represents:

(i)

For the year ended March 31, 2020, (a) change in fair value of the callable units upon partial achievement of business targets pertaining to sale of data center business, and (b) gain on sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden.

(ii)	For the year ended March 31, 2021, change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to sale of our hosted data center services business.

Please see Note 26 of the Notes to the Consolidated Financial Statements for additional details.

(3)	Gross margin and operating margin as a percentage of revenue have been calculated by including Other operating income with Revenue.

Segment Information

We are organized into following operating segments: IT Services, IT Products and ISRE.

IT Services: During the year ended March 31, 2021, the Company re-organized its IT Services segment from seven industry verticals to four SMUs—Americas 1, Americas 2, Europe and APMEA.

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of LATAM and the following industry sectors in the U.S.: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the U.S.: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, the Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs, based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT Services segment, the IT Services segment was organized by seven industry verticals: BFSI, Health BU, CBU, ENU, MFG, TECH and COMM.

Effective January 1, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue, and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of accelerated amortization as per IFRS 2 – “Share-based Payment”.

The corresponding information for the year ended March 31, 2020 has been re-stated to give effect to the above changes.

IT Products: The Company is a value-added reseller of security and packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables, and revenue relating to these items is reported as IT Products revenue.

ISRE: The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and/or ISRE Customers. Historically, projects in our ISRE business have been primarily SI projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. Our ISRE strategy is to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Our revenue and segment results are as follows:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Revenue:
IT Services	593,798	605,815	2.02%
IT Products	11,657	7,685	(34.07)%
ISRE	7,950	8,912	12.10%
Reconciling items	(4)	13	425.00%
	613,401	622,425	1.47%
Segments results:
IT Services	107,673	122,850	14.10%
IT Products	(323)	45	113.93%
ISRE	(1,849)	1,061	157.38%
Reconciling items	229	(903)	(494.32)%
	105,730	123,053	16.38%

Analysis of Results

Results of operations for the years ended March 31, 2021 and 2020

Revenue: Our revenue increased by 1.47%.

Our IT Services segment revenue increased by 2.02%. The revenue of all SMUs, except for Americas 2, grew during the year, with growth led by Europe and APMEA. The growth in these SMUs was led by a surge in demand for IT services by our customers, a ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including the Euro, Pound Sterling and Australian Dollar. The decline in revenues from Americas 2 was primarily due to reduction in revenue from the banking, financial services and insurance sector and manufacturing sector.

Revenue of the IT Products segment declined by 34.07%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products, as well as our change in strategy to focus on consulting and digital engagements with ISRE clients rather than SI engagements.

Revenue of the ISRE segment increased by 12.10%, which was primarily due to improved execution of SI deals during the year ended March 31, 2021.

The table below gives our revenue by country for the year ended March 31, 2020 and 2021:

	Percentage of revenues
	Year ended March 31,
	2020	2021
United States of America	55%	54%
United Kingdom	11%	11%
India	5%	4%
Rest of the world	29%	31%

In absolute terms, cost of revenues decreased by 2.95%, primarily because of decrease in travel costs due to the COVID-19 pandemic, and lower subcontracting costs due to our cost efficiency efforts. Improvement in key operational parameters and higher offshoring also contributed to this increase. This was partially offset by an increase in employee compensation due to the impact of salary increases and increase in headcount, and depreciation of the Indian Rupee against foreign currencies, including the Euro, Pound Sterling and Australian Dollar. The following table presents our cost of revenues:

	Year ended March 31,		Year on Year change
Cost of revenues	2020	2021	2021-20	2021-20
	(₹ in millions)		(₹ in millions)
Employee Compensation	279,356	282,983	3,627	1.30%
Cost of hardware and software	11,490	7,684	(3,806)	(33.12)%
Sub-contracting / technical fees	89,890	82,470	(7,420)	(8.25)%
Travel	12,775	4,731	(8,044)	(62.97)%
Depreciation, amortization and impairment	15,590	18,900	3,310	21.23%
Facility expenses	17,648	18,386	738	4.18%
Communication	4,208	4,546	338	8.03%
Others	5,128	3,505	(1,623)	(31.65)%
	436,085	423,205	(12,880)	(2.95)%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue increased by 316 basis points (“bps”).

Our selling and marketing expenses as a percentage of total revenue decreased from 6.99% for the year ended March 31, 2020 to 6.65% for the year ended March 31, 2021. In absolute terms, selling and marketing expenses decreased by 3.51% primarily because of decrease in travel costs and marketing and brand building costs due to the COVID-19 pandemic. This was partially offset by an increase in depreciation, amortization and impairment, due to an impairment charge of ₹ 2,418 million on certain intangibles assets recognized on acquisitions. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year change
Selling and marketing expenses	2020	2021	2021-20	2021-20
	(₹ in millions)		(₹ in millions)
Employee Compensation	30,763	31,236	473	1.54%
Travel	3,029	209	(2,820)	(93.10)%
Depreciation, amortization and impairment	3,539	6,798	3,259	92.09%
Facility expenses	737	593	(144)	(19.54)%
Communication	536	382	(154)	(28.73)%
Marketing and brand building	2,532	1,011	(1,521)	(60.07)%
Others	1,771	1,171	(600)	(33.88)%
	42,907	41,400	(1,507)	(3.51)%

Our general and administrative expenses as a percentage of revenue increased from 4.86% for the year ended March 31, 2020 to 5.57% for the year ended March 31, 2021. In absolute terms, general and administrative expenses increased by 16.31%, primarily due to increase in communication cost, rates, taxes and insurance costs and contributions towards COVID-19, included under “Others” in the year ended March 31, 2021. These increases have been partially offset by the decrease in travel costs due to the COVID-19 pandemic in the year ended March 31, 2021 as compared to the year ended March 31, 2020. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year change
General and administrative expenses	2020	2021	2021-20	2021-20
	(₹ in millions)		(₹ in millions)
Employee Compensation	16,452	18,152	1,700	10.33%
Travel	2,365	318	(2,047)	(86.55)%
Facility expenses	1,348	1,276	(72)	(5.34)%
Legal and professional fees	4,156	4,817	661	15.90%
Lifetime expected credit loss	1,043	1,506	463	44.39%
Others	4,459	8,617	4,158	93.25%
	29,823	34,686	4,863	16.31%

Other operating income:

During the year ended March 31, 2021, we recorded ₹ (81) million towards change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business.

During the year ended March 31, 2020, we recorded (a) ₹ 992 million toward change in fair value of the callable units upon partial achievement of first and second year’s business targets pertaining to the sale of our hosted data center business, and (b) ₹ 152 million toward gain on sale of assets pertaining to the divestment of the Workday and Cornerstone OnDemand business in Portugal, France and Sweden.

As a result of the foregoing factors, our operating income increased by 16.38%, from ₹ 105,730 million for the year ended March 31, 2020 to ₹ 123,053 million for the year ended March 31, 2021. As a result of the above, our results from operating activities as a percentage of revenue (operating margin) increased by 257 bps from 17.20% to 19.77%.

Finance expenses: Our finance expenses decreased from ₹ 7,328 million for the year ended March 31, 2020 to ₹ 5,088 million for the year ended March 31, 2021. Reduction in exchange fluctuation expense due to repayment of foreign currency loans and reduction in interest rates during the year ended March 31, 2021, primarily, resulted in lower finance expense.

Finance and other income: Our finance and other income decreased from ₹ 24,081 million for the year ended March 31, 2020 to ₹ 20,912 million for the year ended March 31, 2021. The decrease is primarily due to decrease in interest income by ₹ 3,322 million during the year ended March 31, 2021 compared to the year ended March 31, 2020.

Income taxes: Our income taxes increased by ₹ 5,546 million from ₹ 24,799 million for the year ended March 31, 2020 to ₹ 30,345 million for the year ended March 31, 2021. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information. Our effective tax rate has increased from 20.24% for the year ended March 31, 2020 to 21.83% for the year ended March 31, 2021. This increase is primarily due to reduction in special economic zone tax benefits in India.

Profit attributable to non-controlling interest: Our profit attributable to non-controlling interest has increased from ₹ 495 million for the year ended March 31, 2020 to ₹ 716 million for the year ended March 31, 2021.

As a result of the foregoing factors, our profit attributable to equity holders increased by ₹ 10,728 million or 11.03%, from ₹ 97,218 million for the year ended March 31, 2020 to ₹ 107,946 million for the year ended March 31, 2021.

Analysis of Revenue and Results by Segment

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. Information by SMUs for the IT Services segment for the years ended March 31, 2020 and 2021 are as follows:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	176,115	178,091	1.12%
Americas 2	181,481	179,821	(0.91)%
Europe	157,526	165,441	5.02%
APMEA	78,676	82,462	4.81%
	593,798	605,815	2.02%
Segments Result:
IT Services Strategic Market Units
Americas 1	27,289	33,040	21.07%
Americas 2	34,341	41,589	21.11%
Europe	27,617	31,673	14.69%
APMEA	9,550	11,476	20.17%
Unallocated	7,732	5,153	(33.35)%
Other Operating Income	1,144	(81)	(107.08)%
	107,673	122,850	14.10%

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 96.8% and 97.3% of our total revenue for the years ended March 31, 2020 and 2021, respectively and 101.8% and 99.8% of our operating income for the years ended March 31, 2020 and 2021, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Revenue (1)	593,798	605,815	2.02%
Cost of revenue	(415,004)	(408,411)	(1.59)%
Gross Profit	178,794	197,404	10.41%
Selling and Marketing expenses	(42,418)	(40,985)	(3.38)%
General and administrative expenses	(29,847)	(33,488)	12.20%
Other Operating income	1,144	(81)	(107.08)%
Segment Results (2)	107,673	122,850	14.10%
As a percentage of revenue:
Selling and marketing expenses	7.14%	6.77%	(37	)bps
General and administrative expenses	5.03%	5.53%	50bps
Gross Margins (3)	30.05%	32.59%	254bps
Segment Results (3)	18.10%	20.28%	218bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 3,232 million and ₹ 2,955 million for the years ended March 31, 2020 and 2021, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

(2)

Includes other operating income, to present the effect from the sale of assets pertaining to the Workday business and Cornerstone OnDemand business in Portugal, France and Sweden and the recognized change in fair value of the callable units upon partial achievement of business targets pertaining to the sale of our hosted data center business, in the year ended March 31, 2020 and, in the year ended March 31, 2021, the recognized change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business.

(3)	Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income with Segment Revenue.

Our revenue and segment results by IT Services SMUs, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2020		2021
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Strategic Market Units
Americas 1	29.7%	25.3%	29.4%	26.9%
Americas 2	30.6%	31.9%	29.7%	33.9%
Europe	26.5%	25.6%	27.3%	25.8%
APMEA	13.2%	8.9%	13.6%	9.3%
Unallocated	NA	7.2%	NA	4.2%
Other Operating Income	NA	1.1%	NA	(0.1)%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2020	2021
Sector
Banking, Financial Services and Insurance	31.0%	30.7%
Consumer	16.3%	16.4%
Health	13.2%	13.5%
Energy, Natural Resources and Utilities	12.9%	13.1%
Technology	12.8%	13.0%
Manufacturing	8.1%	8.1%
Communications	5.7%	5.2%

IT Services results of operations for the years ended March 31, 2021 and 2020

The IT Services segment revenue increased by 2.02% in the year ended March 31, 2021 compared to our revenue in the year ended March 31, 2020. The revenue of all SMUs, except for Americas 2, grew during the year, led by Europe and APMEA. The growth in these SMUs was led by a surge in demand for IT services by our customers, a ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including Euro, Pound Sterling and Australian Dollar. The decline in revenues from Americas 2 was primarily due to reduction in revenue in the banking, financial services and insurance sector and manufacturing sector.

Our gross profit as a percentage of our revenue from our IT Services segment increased by 254bps, primarily because of decrease in travel costs by ₹ 7,968 million due to the COVID-19 pandemic, and lower subcontracting costs by ₹ 5,955 million due to the Company’s cost efficiency efforts. Improvement in key operational parameters and higher offshoring also contributed to this increase. This was partially offset by an increase in employee compensation due to the impact of salary increases and increase in headcount, and an increase in depreciation and amortization cost.

Selling and marketing expenses as a percentage of revenue from our IT Services segment decreased from 7.14% for the year ended March 31, 2020 to 6.77% for the year ended March 31, 2021. In absolute terms, selling and marketing expenses decreased by ₹ 1,433 million primarily because of decrease in travel costs by ₹ 2,802 million and marketing and brand building costs by ₹ 1,461 million. This was partially offset by an increase in depreciation, amortization and impairment, due to an impairment charge of ₹ 2,418 million on certain intangibles assets recognized on acquisitions.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.03% for the year ended March 31, 2020 to 5.53% for the year ended March 31, 2021. In absolute terms, general and administrative expenses increased by ₹ 3,641 million, primarily due to an increase in employee compensation by ₹ 1,518 million due to the impact of salary increases and increase in headcount, communication cost by of ₹ 1,062 million and rates, taxes and insurance costs by of ₹ 771 million.

During the year ended March 31, 2021, we recorded ₹ (81) million towards change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 218bps, from 18.10% to 20.28%. In absolute terms, the segment results of our IT Services segment increased by 14.10%.

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

Our IT Products segment accounted for 1.9% and 1.2% of our revenue for the years ended March 31, 2020 and 2021, respectively, and (0.3)% and 0.0% of our operating income for each of the years ended March 31, 2020 and 2021, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Revenue (1)	11,657	7,685	(34.07)%
Cost of revenue	(11,578)	(7,465)	(35.52)%
Gross Profit	79	220	178.48%
Selling and Marketing expenses	(274)	(109)	(60.22)%
General and administrative expenses	(128)	(66)	(48.44)%
Segment Results	(323)	45	113.93%
As a percentage of revenue:
Selling and marketing expenses	2.35%	1.42%	(93	)bps
General and administrative expenses	1.10%	0.86%	(24	)bps
Gross Margins	0.68%	2.86%	218bps
Segment Results	(2.77)%	0.59%	336bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ (26) million and ₹ 20 million for the years ended March 31, 2020 and 2021, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

IT Products results of operations for the years ended March 31, 2021 and 2020

Our revenue from the IT Products segment decreased by 34.07% in the year ended March 31, 2021 compared to our revenue in the year ended March 31, 2020. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than sell standalone IT products, and our adoption of a more selective approach in bidding for SI engagements.

Our gross profit as a percentage of our IT Products segment revenue increased by 218bps, primarily because of decrease in cost of hardware and software.

Selling and marketing expenses as a percentage of revenue from our IT Products segment decreased from 2.35% for the year ended March 31, 2020 to 1.42% for the year ended March 31, 2021. In absolute terms, selling and marketing expenses decreased by ₹ 165 million.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 1.10% for the year ended March 31, 2020 to 0.86% for the year ended March 31, 2021. In absolute terms, general and administrative expenses decreased by ₹ 62 million.

As a result of the above, in absolute terms, segment results of our IT Products segment recorded a profit of ₹ 45 million for the year ended March 31, 2021 as compared to segment loss of ₹ 323 million for the year ended March 31, 2020.

ISRE

Our ISRE segment accounted for 1.3% and 1.4% of our revenue for the years ended March 31, 2020 and 2021, respectively, and (1.7)% and 0.9% of our operating income for each of the years ended March 31, 2020 and 2021, respectively.

Operating results of the ISRE segment are as follows:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Revenue (1)	7,950	8,912	12.10%
Cost of revenue	(9,037)	(7,282)	(19.42)%
Gross Profit	(1,087)	1,630	249.95%
Selling and Marketing expenses	(368)	(294)	(20.11)%
General and administrative expenses	(394)	(275)	(30.20)%
Segment Results	(1,849)	1,061	157.38%
As a percentage of revenue:
Selling and marketing expenses	4.63%	3.30%	(133	)bps
General and administrative expenses	4.96%	3.09%	(187	)bps
Gross Margins	(13.67)%	18.29%	3,196bps
Segment Results	(23.26)%	11.91%	3,516bps

(1)

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ (32) million and ₹ 5 million for the years ended March 31, 2020 and 2021, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

ISRE results of operations for the years ended March 31, 2021 and 2020

Our revenue from the ISRE segment increased by 12.10% in the year ended March 31, 2021 compared to our revenue in the year ended March 31, 2020, primarily due to improved execution of SI deals during the year ended March 31, 2021.

Our gross profit as a percentage of our ISRE segment revenue increased from (13.67)% for the year ended March 31, 2020 to 18.29% for the year ended March 31, 2021, primarily due to decrease in subcontracting costs by ₹ 1,569 million and led by Company’s cost efficiency efforts.

Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased from 4.63% for the year ended March 31, 2020 to 3.30% for the year ended March 31, 2021. In absolute terms, selling and marketing expenses decreased by ₹ 74 million, primarily due to decrease in employee compensation.

General and administrative expenses as a percentage of revenue from our ISRE segment increased from 4.96% for the year ended March 31, 2020 to 3.09% for the year ended March 31, 2021. In absolute terms, general and administrative expenses decreased by ₹ 119 million. This was primarily a result of the Company’s cost efficiency efforts.

As a result of the above, in absolute terms, segment results of our ISRE segment recorded a profit of ₹ 1,061 million for the year ended March 31, 2021 as compared to a loss of ₹ 1,849 million for the year ended March 31, 2020.

Acquisitions

Refer to Item 4 and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

Refer to Item 4 and Note 26 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) for the years ended March 31, 2020 and 2021 were ₹ 3,169 million and ₹ 2,995 million, respectively.

Our foreign exchange gains/(losses), net, comprise of:

•

exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within finance expenses, net); and

•

the changes in fair value for derivatives not designated as hedging derivatives and ineffective portions of the hedging instruments. For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in shareholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items.

Although our functional currency is the Indian Rupee, we transact a significant portion of our business in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar. The exchange rate between the Indian rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are affected as the Indian rupee fluctuates against these currencies. Our exchange rate risk primarily arises from our foreign currency revenues, cash balances, payables, lease liabilities and debt. We enter into derivative instruments to primarily hedge our forecasted cash flows denominated in certain foreign currencies, foreign currency debt and net investment in overseas operations. Please refer to Notes 14 and 19 of the Notes to the Consolidated Financial Statements for additional details on our foreign currency exposures.

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our tax expense will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 11,963 million and ₹ 11,458 million for the years ended March 31, 2020 and 2021, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2020 and 2021 was ₹ 2.05 and ₹ 2.03, respectively.

We have calculated our domestic tax liability after considering MAT and accordingly, a deferred tax asset of ₹ 3,425 million and ₹ Nil has been recognized in the statement of financial position for the years ended March 31, 2020 and 2021, respectively. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

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

The Company’s assessments are completed for the years up to March 31, 2016 in India. The Company has received demands on multiple tax issues in India. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profits earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008, which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research & development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 77,873 million and ₹ 80,032 million are not acknowledged as debt as at March 31, 2020 and 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

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

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year on Year change
	2020	2021	2021-20
	(₹ in millions)
Net cash generated by/(used in):
Operating activities	100,643	147,550	46,907
Investing activities	34,012	7,739	(26,273)
Financing activities	(150,998)	(128,840)	22,158
Net change in cash and cash equivalents	(16,343)	26,449	42,792
Effect of exchange rate changes on cash and cash equivalents	1,922	(890)	(2,812)

As of March 31, 2021, we had cash and cash equivalent and short-term investments of ₹ 345,500 million. Cash and cash equivalent and short-term investments, net of total debt, was ₹ 262,168 million.

In addition, we have unutilized credit lines of ₹ 66,488 million. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated by operating activities for the year ended March 31, 2021 increased by ₹ 46,907 million while profit for the year increased by ₹ 10,949 million during the same period. The increase in cash generated by operating activities is primarily due to decreased working capital requirements. This was partially offset by an increase in income tax payments during the year ended March 31, 2021.

Cash generated by operating activities for the year ended March 31, 2020 decreased by ₹ 15,673 million while profit for the year increased by ₹ 7,540 million during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements. This was partially offset by income tax refunds for the previous year received during the year ended March 31, 2020.

Cash generated from investing activities for the year ended March 31, 2021 was ₹ 7,739 million. The cash generated from sale of investments (net of purchases) amounted to ₹ 16,808 million. Cash utilized for the payment for business acquisitions amounted to ₹ 9,873 million. We purchased property, plant and equipment amounting to ₹ 19,577 million which was primarily driven by the growth strategy of the Company.

Cash generated from investing activities for the year ended March 31, 2020 was ₹ 34,012 million. The cash generated from sale of investments (net of purchases) amounted to ₹ 34,579 million. Cash utilized for the payment for business acquisitions amounted to ₹ 10,003 million. We purchased property, plant and equipment amounting to ₹ 23,497 million which was primarily driven by the growth strategy of the Company.

Cash used in financing activities for the year ended March 31, 2021 was ₹ 128,840 million. This is primarily on account of outflow for an equity share buyback (including tax on buyback and transaction cost related to buyback) amounting to ₹ 116,644 million. Payment toward the dividend for the year ended March 31, 2021 amounted to ₹ 5,459 million. This was partially offset by net inflow from loans and borrowings amounting to ₹ 6,212 million. Dividends paid in the year ended March 31, 2021 represents interim (and final) dividend declared for the year ended March 31, 2021 amounting to ₹ 1 per share.

Cash used in financing activities for the year ended March 31, 2020 was ₹ 150,998 million. This is primarily on account of outflow for an equity share buyback (including transaction cost related to buyback) amounting to ₹ 105,311 million and outflow on account of partial repayment of loans taken for acquisitions. Payment toward the dividend including dividend distribution tax for the year ended March 31, 2020 amounted to ₹ 6,863 million. Dividends paid in the year ended March 31, 2020 represents interim (and final) dividend declared for the year ended March 31, 2020 amounting to ₹ 1 per share.

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

As of March 31, 2021, we have deferred certain indirect tax liabilities and payroll related tax liabilities in certain countries pursuant to COVID-19 relief measures enacted by the governments of the respective countries. We do not anticipate any liquidity challenges in paying these liabilities in the future, even if such COVID-19 relief measures are withdrawn.

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

As of March 31, 2021, we had contractual commitments of ₹ 7,490 million ($102.4 million) related to capital expenditures on construction or expansion of software development facilities and ₹ 15,411 million ($210.71 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.

We completed our acquisition of Capco on April 29, 2021, and the payment of upfront cash consideration of ₹ 108,760 million was funded through borrowings and cash and cash equivalents.

In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2020 and 2021 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

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

As of March 31, 2020 and 2021, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euros, Saudi Riyal, Canadian Dollar, Omani Rial, Japanese Yen and Australian Dollars. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

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

Contractual Obligations

The table of future payments due under known contractual commitments as of March 31, 2021, aggregated by type of contractual obligation, is given below:

	Total contractual payment	Payments due in
Particulars		2021-22	2022-24	2024-26	2026-27 onwards
	(₹ in millions)
Short-term borrowings (1)	60,363	60,363	—	—	—
Long-term borrowings (1)	22,969	15,511	7,458	—	—
Estimated interest payment on borrowings(2)	1,884	1,735	149	—	—
Lease liabilities(3)	25,291	8,675	11,353	3,935	1,328
Contingent consideration(4)	2,413	139	2,274	—	—
Capital commitments (5)	7,490	7,213	55	222	—
Purchase obligations (6)	15,411	11,954	2,861	595	1
Other non-current liabilities (7)	135	—	135	—	—

(1)	For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)

Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2021 for each relevant debt instrument.

(3)

Includes future cash outflow toward deferred interest on lease liabilities and certain committed leases which have not yet commenced. For further information on lease liabilities, refer to Note 5 and Note 14 in the Notes to Consolidated Financial Statements.

(4)

The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenues and earnings estimates. The amount in the table above is the undiscounted fair value.

(5)	Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.
(6)

Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated.

(7)

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 7,835 million in respect of employee benefit obligations and certain other liabilities and ₹ 11,069 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

Research and Development

Our research and development initiatives are accelerating to focus on intensifying and extending our capabilities across multiple new and emerging technology areas, as well as in the discovery of innovative potential at the intersection of multiple technologies. We believe in enabling our customers to continuously innovate and reinvent their core business to become future ready. This is accomplished by building deep expertise, IP and solutions in emerging technologies. Our investment is focused around emerging technologies areas like blockchain technology, interactive experiences (AR, VR), 5G, quantum computing, cognitive computing, autonomous vehicles, computer vision, robotics and drones, Computer Augmented Virtual Environment (“CAVE”) and room scale industrial holographic systems.

Our focus on innovation has contributed, as in past years, to some significant patent applications during the year ended March 31, 2021. We have been continuously investing in building a patent portfolio that protects critical Wipro IP, and during the year ended March 31, 2021, in spite of the unique challenges of the COVID-19 pandemic, our investment has continued apace. As of March 31, 2021, we have 2,085 patents filed in various patent jurisdictions around the world, of which 904 have been granted.

Our Open Innovation programs further enrich our innovation capabilities by co-opting an extended innovation ecosystem of start-up partners, academia and expert networks. During the year ended March 31, 2021, we signed a memorandum of understanding with Tel Aviv University (“TAU”) for jointly working on identifying possible quantum computing approaches to complicated business problems. Wipro’s research teams work with the University of Texas at Austin, TAU, IIT Kharagpur, IIT Madras, IISc Bangalore, and the Institute of Wood Sciences, Bangalore, among others, on various topics in AI, natural language processing (“NLP”), encryption, 5G, blockchain, autonomous vehicles, computer vision (“CV”) and other critical new technologies. We also continued to incubate new innovative start-up partnerships and in scaling existing relationships through joint engagements.

Our innovation centers, the Technovation Centre at Bengaluru, India and the Silicon Valley Innovation Center in Mountain View, California are state of the art innovation incubation centers that build technology-led innovations to realize the “art of the possible” in emerging business environments for our enterprises around the world. These centers bring together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives. To overcome the constraints created by the COVID-19 pandemic, we created digital “twins” of our innovation centers and became truly virtual, through which we hosted a number of our customers and other visitors over the last year and showcased our best technologies and solutions. Additionally, the Technovation Centre has developed human-free and autonomous industry solution concepts at the convergence of information technology, operations technologies, engineering technologies and industrial game technologies. These are rendered into the CAVE and holographic systems, which are both room scale AR environments. Business technology needs, such as hybrid augmented intelligence, AR, intelligent mechatronics and an integrated approach to simulation and modelling are driving research activities.

Our robotics practice is focusing on industrial robotics and developing smart solutions using industrial robots, cobots, automated guided vehicles (“AGVs”), autonomous mobile robots (“AMRs”), drones and other technologies that aim to make industrial operations hyper-efficient. We have partnered with Precision Automation & Robotics India Limited (“Wipro-PARI”) to provide integrated IT-OT solutions to our customers. For all of our robotics projects, we are digitizing, orchestrating the process using AI and generating rich analytics that will help reimagine production. We believe that these initiatives will enable the factory of the future. We have helped our customers with physical automation solution integrated with enterprise resource planning, drone based automated stock-check, intelligent machine tending, optimize logistic package handling operations and remote management of production line. We have signed a partnership agreement with Yaskawa India Private Ltd. to develop and deploy production-ready solutions to our customers. We have signed a research partnership with the Fraunhofer Institute of Manufacturing Engineering and Automation to jointly develop AI solutions for the factory of the future.

We are working on building capability in application of 5G technologies. We are engaging with IIT Kharagpur on radio frequency (“RF”), new waveform and precision localization technology research for 5G and beyond. As an engineering solutions organization, we are investing in building our IP portfolios, in contributing to standards build, in creating use cases to demonstrate new possibilities and enabling customers to embark on new technology journeys. We have invested in academic collaboration in strategic areas like RF, baseband and remote connectivity with the aim of building deep technology competency and demonstrate thought leadership through valuable patents, standards contribution. We are a member of Telecommunications Standards Development Society, India (“TSDSI”), an organizational partner of 3GPP that defines 5G specification. We are also a member in leading open source initiatives like the Open Network Automation Platform, Akraino, O-RAN, Telecom Infra Project (“TIP”) and have set up a 5G ‘centre of excellence’ with development tool chains. Our 5G lab enables our clients to realize use cases leveraging edge computing, network programmability and dynamic orchestration.

The blockchain capability at Wipro has been consistently highly ranked by global industry analysts such as Everest Group, IDC and Avasant. We have helped organizations realize value from blockchain initiatives by offering services in the areas of creating new markets, re-distributing markets and streamlining existing processes. Our strategy is to create a Minimum Viable Ecosystem to help our customers to jump start their blockchain innovation journey. In the blockchain advisory and consulting space we help customers create their roadmap for their blockchain journey, and identify expected ROI from blockchain initiatives. We offer smart contract and distributed application development services amongst others in our application services offering. We have created three platforms – the Supply Chain, Digital Assets and Decentralized Identity platforms – to help customers accelerate founder-led networks. To accelerate our progress, we have partnered with leading technology and business consortia such as Hyperledger, Enterprise Ethereum Alliance, Hedera Hashgraph, Energy Web Foundation, Blockchain in Transportation Alliance, among others. Over the years, we have helped organizations create new revenue streams through a peer to peer energy trading consortium, have enabled redistribution of existing market operations and have built traceability platforms for our customers.

Wipro has full-fledged solutions on AR and VR which are transforming the information sharing process, field force training, upskilling, modernizing, on-job support and on time support processes for enterprises and consumers. Our four industrial transformation platforms, Connect, Connect+, Coalesce and Cicerone, are improving worker performance, efficiency and compliance for a new generation of workers by enabling field service teams and subject matter experts to collaborate in real time, providing augmented information on physical products, providing novel ways of training and also provide directions to people in places without GPS connectivity. We have also developed multiple proof of concepts in the field of AR/VR/mixed reality out of our innovation labs focusing on field assistance, worker training, and spatial experiences for high value purchases. Our CAVE Industrial VR setup enables us to collaborate with multiple stakeholders at the same time and operate remote command centers demonstrating the future of work in complex industrial ecosystems.

Our Advanced AI Research Center works at the cusp of ongoing research in the field of AI and its applications. The team focuses on diverse areas such as computer vision, natural language processing (“NLP”), reasoning, algorithms, AI ethics and speech collaborating with academic institutions, such as UT-Austin, IIT-Patna, and IIT-Delhi. Some of the accelerators the team is working on are a segmentation and image pre-processing algorithm to extract domain specific information, curb fake news and hate speech in social media using machine translation and CodeMix language modelling, explainable AI models for COVID-19 detection using cough samples and understanding speech without transcription. We have also ventured towards the goal of making AI transparent by focusing on model explainability and data privacy using homomorphic encryption. We recently collaborated with HCG Hospital in Bangalore and Bhakti Vedanta Hospital in Mumbai to develop a web application for COVID-19 detection. Other client engagements include developing document classification algorithms for accurate key value entity extraction, utility infrastructure drawing extraction and technical manual translation from German to English using machine translation.

Quantum computing has disruptive possibilities in areas like encryption, optimization problems, and simulations for the pharmaceutical, oil and gas and health industries. Quantum computing is a hotbed for research and experimentation is currently led by big technology vendors, academia and start-ups. At Wipro, we have formed a ‘centre of excellence’ to research applications of quantum computing in the areas of ML and optimization. We have also built collaborations with leading academic institutions and have an active quantum computing community. We have launched a dedicated quantum computing practice in our Engineering Research and Development (“ER&D”) department to accelerate go-to-market and have had proactive conversations with banks and oil and gas customers. Our existing practices, including Cloud Infrastructure Services, Wipro Digital and ER&D have been built capabilities on various market platforms and pursuing industry use cases that can be best solved by quantum computing.

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

We have invested in crowdsourcing through Topcoder, a Wipro Company, the world’s largest technology network and on-demand digital talent platform with more than 1.5 million developers, designers, data scientists, and testers across the globe. Topcoder empowers organizations to leverage the flexibility of its key enterprise offerings around Enterprise Crowdsourcing (Design, QA, Dev, Data Science), TaaS and Workforce Transformation (Strategic Consulting). Our community and our customers come together on the Topcoder platform to collaborate and build enterprise grade digital assets. Enterprises distribute work through the platform where community members develop innovative solutions, win money, gain experience, and earn recognition. Topcoder became a part of Wipro Limited in November 2016.

We are continuing to invest in TopGear, our social learning and crowdsourcing platform. TopGear is a powerful learning platform, helping us with workforce transformation in Digital and “in-demand” skills, and accelerating our development of “Future of Work” delivery models. This platform consists of over 2,200 learning assignments and case studies across 240 skills in addition to live projects. TopGear enables hands-on experience to employees on emerging digital skills through case studies and live assignments from customer projects. Employees can self-select projects that interest them and prepare themselves for future projects. TopGear also has structured learning paths aligned to business-specific needs.

Our research and development expenses for the years ended March 31, 2020 and 2021 were ₹ 4,619 million and ₹ 3,703 million, respectively.

Significant accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2021 are detailed below:

Name	Age	Position
Rishad A. Premji	44	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	75	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Thierry Delaporte	53	Chief Executive Officer and Managing Director
William Arthur Owens	80	Director
M. K. Sharma	73	Director
Ireena Vittal	52	Director
Dr. Patrick J. Ennis	57	Director
Patrick Dupuis	58	Director
Deepak M. Satwalekar	72	Director
Jatin Pravinchandra Dalal	46	President and Chief Financial Officer

On May 13, 2021, the Board of Directors approved the appointment of Ms. Tulsi Naidu as an Independent Director for a term of five years, with effect from July 1, 2021, subject to approval of the shareholders of the Company.

As of March 31, 2021, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. The non-executive and non-independent director and the Chairman of our Board belong to the promoter group. The remaining six non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgement. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Rishad A. Premji is the Chairman of the Company and the Board, since July 31, 2019. Mr. Rishad A. Premji has been a member of the Board since May 2015. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. Prior to being appointed the Chairman of the Company, he was the Chief Strategy Officer, responsible for shaping Wipro’s strategy to drive sustained and profitable growth. Mr. Rishad A. Premji was also responsible for Investor Relations and government relations for the company. As the Chief Strategy Officer, he led Wipro’s M&A strategy and conceptualized Wipro Ventures – a $250 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products.

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

Mr. Rishad A. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM), the trade body of India’s $190 billion software industry, for financial year 2018-19.

Prior to joining Wipro Limited in 2007, Mr. Rishad A. Premji was with Bain & Company in London, working on assignments across the consumer products, automobile, telecom and insurance industries. He also worked with GE Capital in the US in the insurance and consumer lending space and is a graduate of GE’s Financial Management Program.

Mr. Rishad A. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A. Premji is the son of Mr. Azim H. Premji, the Founder Chairman of the Company.

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (designated as “Founder Chairman”), since July 31, 2019. Mr. Premji was the Chairman of the Board of Wipro Limited until July 30, 2019 and has been at its helm since the late 1960s, turning what was then a small cooking fat company into over $8 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 55 countries. Mr. Premji serves as a member on our Strategy Committee. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for the Wipro and the Foundation teams. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Board and the Company.

Thierry Delaporte is the Chief Executive Officer and Managing Director of the Company, since July 6, 2020. He also serves as a member on our Strategy Committee. With 26 years of experience in the IT services industry, Mr. Delaporte brings strategic insights to Wipro’s leadership team, and deep operational knowledge of driving business growth, furthering partnerships, and leading cross-cultural teams.

Prior to joining Wipro, Mr. Delaporte held various leadership positions in Capgemini since 1995, including Chief Operating Officer from September 2017 to May 2020, and was a member of the Group Executive Board. He drove Capgemini’s strategic planning and operations for several key businesses and led the group’s transformation agenda. Mr. Delaporte is President and co-founder of “Life Project 4 Youth”, a not-for-profit organization dedicated to the professional and social integration of young adults living in extreme poverty.

Always passionate about meaningful change, Mr. Delaporte believes prioritizing people and customers, and streamlining processes, are the keys to success in today’s digital world. Mr. Delaporte holds a bachelor’s degree in economy and finance from Sciences Po Paris, and a Master of Laws from the Sorbonne University.

William Arthur Owens has served as a director on our Board since July 2006. He currently serves as the Chairman of our Board Governance, Nomination and Compensation Committee, and serves as the Chairman of our Strategy Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens served as the Chairman of the Board of CenturyLink from July 2009 to May 2017. He is also the Executive Chairman of Red Bison Advisory Group (“RBAG”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens is also the executive chairman of Red Bison Technology group which provides high-speed telecom networks for major office buildings and residential buildings. Mr. Owens previously served as the Chairman and Managing Director of AEA Investors (Asia) from April 2006 to December 2015 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs, an advanced systems technology approach to military operations. Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005. Mr. Owens is a director of the following private companies: Knowlabs, Tethr Prism, TruU, Kyrrex, the Compass SPAC, and Versium.

Mr. Owens is on the advisory board of the following private companies: Carillon Technologies, Healthmine, Platform Science, Sarcos, Sierra Nevada Corporation and Vodi. Mr. Owens is on the board of trustees at Seattle University, and board member of the Center for State-led National Debt Solutions, which aims to establish a balanced budget amendment to the U.S. Constitution. He is also a member of the Council of Foreign Relations. Mr. Owens holds an M.B.A. (Honors) degree from George Washington University, a B.S. in Mathematics from the U.S. Naval Academy and a B.A. and M.A. in Politics, Philosophy and Economics from Oxford University.

M. K. Sharma became a director of the Company in July 2011. Mr. Sharma is the Chairman of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Mr. Sharma is also a member of our Board Governance, Nomination and Compensation Committee. Mr. Sharma served as Vice Chairman of Hindustan Lever Limited (now Hindustan Unilever Limited) from 2000 to 2007. Mr. Sharma served as a full-time director of Hindustan Unilever Limited from 1995 to 2000. Mr. Sharma is on the board of the Indian School of Business, Hyderabad and serves as a Governor of the Anglo Scottish Education Society, Mumbai. Mr. Sharma is Trustee and member of the National Management Committee of Indian Cancer Society. Mr. Sharma is currently the non-executive Chairman of United Spirits Limited and Atria Convergence Technologies Limited and was formerly the non-executive Chairman of ICICI Bank Limited from 2015 to 2018. Mr. Sharma is the Chairman of the Audit Committee of Asian Paints Limited and Atria Convergence Technologies Limited and a member of the Audit Committee of United Spirits Ltd. Mr. Sharma is also a member of the Nomination and Remuneration Committee of Asian Paints Limited. He is on the board of Ambuja Cements Limited since April 2019 and is a member of their Audit Committee and Corporate Social Responsibility Committee. Since June 2019, Mr. Sharma is on the board of Vedanta Ltd and is the Chairman of their Audit Committee and CSR Committee. He also serves on the board of East India Investment Co. Pvt. Limited and Gwalior Webbing Co. Pvt. Limited. Mr. Sharma was on the board of BIC-Cello India Private Limited until October 31, 2020.

Mr. Sharma holds a Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College University of Lucknow. He completed a post-graduate diploma in Personnel Management from the Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999, he was nominated to attend the Advance Management Program at Harvard Business School.

Ireena Vittal became a director of the Company in October 2013 and she also serves as a member of our Audit, Risk and Compliance Committee, Strategy Committee and Board Governance, Nomination and Compensation Committee. Ms. Vittal is among India’s most respected consultant and advisor. She was a partner with McKinsey & Co. for 16 years, where she served global companies on issues of growth and sustainable scale-up. She has also co-authored books on agriculture and urbanization and served government and public institutions to design and implement solutions core to India’s development in the areas of inclusive urban development and sustainable rural growth. Ms. Ireena Vittal serves as a board member of Godrej Consumer Products Limited, HDFC Limited, Compass Plc, Diageo Plc. Ms. Ireena Vittal is a member of the Audit Committee and Nomination and Remuneration Committee of all the 4 boards. Ms. Ireena Vittal was on the board of Titan Company Limited until October 1, 2020.

Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Dr. Patrick J. Ennis became a director of the Company in April 2016. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. Dr. Ennis serves as a member of our Strategy Committee. He is currently a Venture Partner at Madrona Venture Group. Previously he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary, where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He also serves as a member of our Strategy Committee. Currently, Mr. Dupuis provides executive coaching for c-suite and mid-career executives, and is deeply engaged in a number of social and philanthropic ventures, with a special emphasis on housing equity in the Silicon Valley. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for the execution of the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and organization effectiveness. He is a committed coach and mentor for middle and senior executives. Mr. Dupuis graduated from the École de Management de Lyon in France.

Deepak M. Satwalekar became a director of the Company in July 2020. Mr. Satwalekar is a member of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Mr. Deepak M. Satwalekar was the Managing Director of HDFC Ltd., India’s first and largest specialized provider of housing finance. He then became Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. (2000-2008), the first private-sector life insurance company registered in India after 1956.

Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Human Settlements Programme (HABITAT). He serves on the India Advisory Board of a large European bank, and is active on advisory boards of several non-profit organizations supporting primary education for the low-income and underprivileged communities in rural and urban India. He is on the board of SINE, a technology incubator at Indian Institute of Technology (“IIT”), Bombay. He also advises a venture capital fund.

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks, and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“IRDAI”) and Pension Fund Regulatory & Development Authority (“PFRDA”). He received the Distinguished Alumnus Award from the Indian Institute of Technology, Bombay. He is currently the Chairman on the Board of Governors of the Indian Institute of Management, Indore.

Mr. Satwalekar is on the boards of Asian Paints Limited, Piramal Enterprises Limited, Piramal Capital and Housing Finance Limited, Home First Finance Company India Limited and Germinait Solutions Private Limited. Mr. Satwalekar is the Chairman of Corporate Social Responsibility Committee and Stakeholders Relationship Committee of Piramal Enterprises Limited, member of Audit Committee, Corporate Social Responsibility Committee and Investment Committee of Asian Paints Limited and member of Nomination and Remuneration Committee of Piramal Capital and Housing Finance Limited.

Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.

Tulsi Naidu has been appointed as an Additional Director in the capacity of Independent Director for a term of five years, with effect from July 1, 2021 to June 30, 2026, subject to approval of the shareholders of the Company. She has 25 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (Zurich), a member of Zurich’s Executive Committee and a trustee of the Z Zurich Foundation. Ms. Naidu was appointed CEO of Zurich’s UK business in November 2016 and implemented an extensive transformation program – reshaping the business, simplifying structure, improving technical and digital capabilities, and positioning it for growth in its core markets.

Prior to joining Zurich, Ms. Naidu spent 14 years at Prudential in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK and Europe and prior to that held several general management roles at Prudential focused on driving strategic transformational change.

Ms. Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

Jatin Pravinchandra Dalal is the President and Chief Financial Officer of the Company. Mr. Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with us in other positions since July 2002. Mr. Dalal holds a Bachelor of Mechanical Engineering degree from National Institute of Technology, Surat and PGDBA (Full time MBA) in Finance with International Business from Narsee Monjee Institute of Management Studies (“NMIMS”), Mumbai. Mr. Dalal is a qualified Chartered Accountant (CA), India, Cost and Management Accountant (CMA), India, Chartered Global Management Accountant (CGMA), UK and a Chartered Financial Analyst (CFA), U.S.A. Mr. Dalal has completed The Strategic Decision-Making Mindset course from The Wharton School, University of Pennsylvania and Stanford Advanced Computer Security course from Stanford University. Mr. Dalal is on the NYSE Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Compensation

Director Compensation

Our Board Governance, Nomination and Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. The Board of Directors, in turn, approves and recommends such compensation to the shareholders for their approval. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 ($1,367.24) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive directors put together, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of Founder Chairman’s office, including an executive assistant at Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The Board Governance, Nomination and Compensation Committee has created a policy for selection and appointment of Directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

The aggregate commission to our non-executive directors for the year ended March 31, 2021 is ₹ 108.5 million ($1.48 million). There were no stock options granted to non-executive directors as of March 31, 2021 and the shares held by non-executive directors as of March 31, 2021 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by the Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the general meeting. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Variable Pay Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. The variable pay of our executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly / annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, include both time-based Restricted Stock Units (“RSUs”) and performance-based stock units (“PSUs”).

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2021 by our executive officers. For the convenience of the readers, the amounts paid / payable in India rupees have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2021 which was ₹ 73.14 per $1.

Name	Salary and allowances US$	Commission/ variable Pay US$	Others US$	Long-term compensation (Deferred Benefit) (4) (5) US$	Total US$
Rishad A. Premji(1)(2)	796,178	761,311	2,334	52,791	1,612,614
Thierry Delaporte (3)(6)	1,312,938	1,542,132	5,184,417	758,719	8,798,206
Jatin Pravinchandra Dalal(6)	288,089	162,702	531,083	36,916	1,018,790
Abidali Z. Neemuchwala(7)	190,413	32,611	82,788	33	305,845

(1)

Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on incremental consolidated net profits of Wipro Limited for fiscal year 2021 over the previous year, computed in accordance with the provisions of the Companies Act, 2013.

(2)	Mr. Rishad A. Premji’s compensation also included cash bonus (part of his allowances) on an accrual basis, which is payable over a period of time.
(3)

The compensation disclosed for Mr. Thierry Delaporte is for the period from July 6, 2020 to March 31, 2021. It includes components such as a one-time cash award, annual stock grant and one-time grant of RSUs, among other things, as per the terms approved by the shareholders at the Annual General Meeting of the Shareholders in July 2020.

(4)

Deferred benefits are payable to employees by way of our contribution to the Provident Fund, Pension Fund and Social Insurance (health and retirement funds) as applicable. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.

(5)

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement.

(6)

The remuneration of executive officers is computed on an accrual basis. It also includes the amortization of RSUs granted to them, which vest over a period of time. This also includes RSUs that will vest based on performance parameters of the Company.

(7)

The compensation disclosed for Mr. Abidali Z. Neemuchwala is for the period April 1, 2020 to June 1, 2020. Mr. Neemuchwala resigned as the Chief Executive Officer and Managing Director with effect from the end of the day on June 1, 2020. For further details on the terms of employment arrangements with Mr. Neemuchwala, please see the section entitled “Terms of Employment Agreements” in Item 6 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2021. Details of stock options granted to executive directors as of March 31, 2021 and stock options held and exercised by executive officers through March 31, 2021 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2021, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji	July 30, 2024	5 years
Azim H. Premji	July 30, 2024	5 years
Thierry Delaporte	July 5, 2025	5 years
William Arthur Owens	July 31, 2022	5 years
M. K. Sharma	June 30, 2021	5 years
Ireena Vittal	September 30, 2023	5 years
Dr. Patrick J. Ennis(1)	March 31, 2026	5 years
Patrick Dupuis(1)	March 31, 2026	5 years
Deepak M. Satwalekar	June 30, 2025	5 years

(1)

The Board of Directors of the Company, at their meeting held on January 13, 2021, approved the re-appointment of Dr. Patrick J. Ennis and Mr. Patrick Dupuis as Independent Directors for a second term of 5 years with effect from April 1, 2021 to March 31, 2026. The said re-appointment was approved by shareholders of the Company vide special resolutions dated June 4, 2021, passed through postal ballot by e-voting.

The Board of Directors, at their meeting held on May 29, 2020, noted the resignation of Mr. Abidali Z. Neemuchwala as the Chief Executive Officer and Managing Director and resignation of Ms. Arundhati Bhattacharya as an Independent Director, with effect from the end of the day on June 1, 2020 and close of business hours on June 30, 2020, respectively.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of all executive directors at a general meeting of the Shareholders. Each of our executive directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms, but either we or the executive director may generally terminate the agreement upon six months’ notice to the other party.

The terms of our employment arrangements with Mr. Rishad A. Premji, Mr. Thierry Delaporte and Mr. Jatin Pravinchandra Dalal provide for up to a 180-day notice period, and country-specific leave allowances in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of the employment arrangement with Mr. Delaporte, if his employment is terminated by the Company without Cause, the Company is required to pay Mr. Delaporte, severance pay of 12 months’ base salary as last applicable when in service, payable over a 12 month period following the date of termination. These payments will cease if Mr. Delaporte obtains a new employment within the 12 months period or becomes a consultant to any company.

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

•

Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries exceeding ₹ 1,000,000,000 or 10% of the asset size of the subsidiary, whichever is lower, including existing loans, advances and investments.

•	Evaluation of internal financial controls, monitoring and reviewing of the risk management plan and such other functions including cyber security as the Board of Directors may deem fit.

•	To formulate a detailed risk management policy which shall include:

a)

A framework for identification of internal and external risks specifically faced by the Company, in particular including financial, operational, sectoral, sustainability (specifically, environmental, social and governance related risks and impact), information and cyber security risks

b)	Measures for risk mitigation

c)	Systems for internal controls

d)	Business contingency plan

•	To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management and internal control systems;

•

Evaluate risks related to cyber security and significant risk exposures of the Company and assess steps taken by the management to mitigate the exposures in a timely manner (including business continuity and disaster recovery planning).

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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. M. K. Sharma – Chairman

Ms. Ireena Vittal and Mr. Deepak M. Satwalekar – Members

During the year ended March 31, 2021, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

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

Our Chief Human Resources Officer makes periodic presentations to the Board Governance, Nomination and Compensation Committee on compensation reviews and performance linked compensation recommendations. All members of the Board Governance, Nomination and Compensation Committee are independent non-executive directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our CSR policy and programs. The Board Governance, Nomination and Compensation Committee is comprised of the following three non-executive directors:

Mr. William Arthur Owens – Chairman

Mr. M. K. Sharma and Ms. Ireena Vittal – Members

During the year ended March 31, 2021, our Board Governance, Nomination and Compensation Committee held five meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at www.wipro.com.

Strategy Committee

The Strategy Committee reviews, acts on and reports to our Board of Directors with respect to various strategic matters. The primary responsibilities of the Strategy Committee are:

•	Making recommendations to the Board relating to the Company’s mission, vision, strategic initiatives, major programs and services;

•	Ensuring management has established an effective strategic planning process, including development of a three to five-year strategic plan with measurable goals and time targets;

•	Annually reviewing the strategic plan for the Company and/or for each division and entity as well and recommending updates to the Board;

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

The Strategy Committee is comprised of the following seven directors:

Mr. William Arthur Owens – Chairman

Mr. Azim H. Premji, Mr. Thierry Delaporte, Mr. Rishad A. Premji, Dr. Patrick J. Ennis, Mr. Patrick Dupuis and Ms. Ireena Vittal – Members

During the year ended March 31, 2021, our Strategy Committee held two meetings.

At the Board meeting held on April 15, 2021, it was decided to discontinue the Strategy Committee, as the entire Board will be deliberating on matters pertaining to the strategy of the Company going forward.

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

The Committee is comprised of the following three Directors:

Mr. M. K. Sharma – Chairman

Mr. Rishad A. Premji and Mr. Deepak M. Satwalekar – Members

During the year ended March 31, 2021, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2019, 2020 and 2021, we and our subsidiaries had more than 170,000, 175,000 and 200,000 employees, respectively. As of March 31, 2019, 2020 and 2021, more than 38,000, 41,000 and 41,000 of these employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

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

Compensation

We continually strive to provide our employees with competitive and innovative compensation packages. Our employee compensation is based on total rewards. Our pay mix comprises of fixed pay, benefits, variable pay, retirals, health insurance and long-term incentives (equity pay). We measure our compensation packages against industry standards and seek to match or exceed them. We have adopted stock incentive plans over the years, like our employee stock purchase plan in 1984, employee stock option plans, adopted in 1999 and 2000, and restricted stock unit option plans in 2004, 2005 and 2007, and the Wipro Equity Reward Trust employee stock purchase plan in 2013, as part of the Company’s compensation program. We have devised both business unit performance and individual performance linked incentive programs that we believe more accurately links performance and compensation for each employee. For example, we link variable compensation for senior managers with their corresponding business unit’s quarterly performance of financial and customer objectives. In addition to fixed and variable compensation, we have also introduced performance-based long-term incentive plans. For example, we have PSUs plans that will vest based on the performance parameters of the Company.

Share Ownership

The following table sets forth, as of March 31, 2021, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2021. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2021. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2021, which was ₹ 73.14 per $1. The share numbers and percentages listed below are based on 5,479,138,555 equity shares outstanding as of March 31, 2021.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted		Exercise Price (US$)	Date of expiration
Azim H. Premji(1)	4,001,040,248		73.02	—		—	—
Thierry Delaporte(3)	—		—	300,000	**	0.03	July 2022
				900,000	**	0.03	June 2023
				300,000	**	0.03	July 2024
Rishad A. Premji	1,738,057	***	*	—		—	—
M. K. Sharma	—		—	—		—	—
William Arthur Owens	—		—	—		—	—
Ireena Vittal	—		—	—		—	—
Patrick Dupuis	—		—	—		—	—
Patrick J. Ennis	—		—	—		—	—
Deepak M. Satwalekar	—		—	—		—	—
Jatin Pravinchandra Dalal(2)(3)	172,821	****	*	48,000		0.03	August 2022
				49,000		0.03	January 2023
				140,000		0.03	July 2023
				48,000		0.03	August 2023
				52,500		0.03	August 2024
				60,000		0.03	November 2024

(1)

Includes 928,946,043 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,119,892,315 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,135,618,360 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,425,034 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 558,676,017 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 241,913,816 shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 14,568,663 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited and 558,676,017 shares held by Azim Premji Trust.

(2)	The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2021.
(3)	The equity shares underlying options granted include options that will vest based on performance parameters of the Company.
*	Represents less than 1% of the total equity shares outstanding as of March 31, 2021.
**	Represents ADS Stock Options having equivalent underlying equity shares.
***	Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.
****	Includes equity shares held jointly by Mr. Jatin Pravinchandra Dalal and a member of his immediate family.

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

Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2021 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2021, 3,344,866 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2021, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2021, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 5,479,138,555 equity shares outstanding as of March 31, 2021.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2021	% of Class of Total Shares Outstanding
Azim H. Premji(1)	Equity	4,001,040,248	73.02
Hasham Traders	Equity	928,946,043	16.95
Prazim Traders	Equity	1,119,892,315	20.44
Zash Traders	Equity	1,135,618,360	20.73
Azim Premji Trust	Equity	558,676,017	10.20

(1)

Includes 928,946,043 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,119,892,315 shares held by Prazim Traders (a partnership firm), of which Mr. Premji is a partner, 1,135,618,360 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,425,034 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 558,676,017 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and sole shareholder, and 241,913,816 shares held jointly by Mr. Azim H. Premji and members of his immediate family. In addition, 14,568,663 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Premji disclaims beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited and 558,676,017 shares held by Azim Premji Trust.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2021, 2.61% of the Company’s equity shares are held through ADSs by approximately 36,500 holders of record. As of March 31, 2021, approximately 97.39% of the Company’s equity shares are held by 818,538 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2021, about 9.27% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2021:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2020 and 2021;

•	Consolidated Statements of Income for the years ended March 31, 2019, 2020 and 2021;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2020 and 2021;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2019, 2020 and 2021;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2020 and 2021; and

•	Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2019, 2020 and 2021, we generated ₹ 558,494 million, ₹ 584,027 million and ₹ 595,269 million, or 95%, 95% and 96% of our total segment revenues of ₹ 589,060 million, ₹ 613,401 million and ₹ 622,425 million, respectively, from the export of our products and rendering of services to customers outside of India.

Legal Proceedings

Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by its board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for the declaration of dividend out of reserves. The Companies (Declaration and Payment of Dividend) Rules, 2014 (the “Dividend Rules”) also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, the board of directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

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

The Company’s Board-approved dividend distribution and capital allocation policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Significant Changes

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries. The acquisition was consummated on April 29, 2021. For further information refer to Note 7 of the Notes to Consolidated Financial Statements.

Item 9. The Offer and Listing

Our equity shares are traded on the BSE and the NSE (together, the “Indian Stock Exchanges”). Our ADSs, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2021, we had 5,479,138,555 issued and outstanding equity shares. As of March 31, 2021, there were approximately 36,500 record holders of ADRs evidencing 143,000,710 equivalent ADSs equity shares. As of March 31, 2021, there were 818,539 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

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

Index Based Market Wide Circuit Breaker

Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In the event of a 10% movement of either of these indices, there would be a 45-minute market halt if the movement takes place before 1 p.m. In the event the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for 15 minutes. In the event the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 1-hour, 45-minute market halt if the movement takes place before 1 p.m. If the 15% trigger is reached at or after 1 p.m. but before 2 p.m., there will be a 45-minute halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The Index circuit breaker limits for 10%, 15% and 20% levels are computed on a daily basis based on the previous day’s closing level of the index rounded off to the nearest tick size.

Listing

SEBI has promulgated the SEBI Listing Regulations, which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2021 was approximately $2.73 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, NSE Clearing Limited (“NSE Clearing”) (formerly known as National Securities Clearing Corporation Limited, or NSCCL). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2021, was approximately $2.79 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company is subject to the Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”) effective April 1, 2014. Since the Companies Act, 2013 replaces the Companies Act, 1956, it is unclear where or how case law and practice will evolve, so we cannot predict the costs of compliance, or impact or burden on our resources. On many of the provisions, clarifications are being provided by the MCA, through circulars and notifications effecting modification in rules or changes in the Companies Act, 2013. Further, various amendments may be periodically introduced through circulars, notifications, or other methods.

Share Capital

Not applicable.

Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions of our Articles of Association and the Companies Act, 2013, all as currently in effect. Wipro Limited is registered under the Indian Companies Act, 1913, which is now superseded by the Companies Act, 2013. We are registered with the Registrar of Companies, located in Bengaluru, Karnataka, India, under the Corporate Identification Number L32102KA1945PLC020800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the amended Memorandum of Association included as an exhibit to the Form 6-K filed with the SEC on February 28, 2019 and the amended Articles of Association included as an exhibit to the Form 6-K filed with the SEC on July 18, 2019. The Memorandum and Articles of Association of the Company is available at www.wipro.com.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. One-third of these directors must retire from office at each Annual General Meeting of the Shareholders. Under the Companies Act, 2013, independent directors are not subject to retirement by rotation. However, no independent director shall hold office for more than two consecutive terms. Under the Companies Act, 2013, an independent director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on the passing of a special resolution and such other compliances as may be required. The Chairman of our Board is not subject to retirement by rotation. Our Articles of Association provide that at least two-thirds of the remaining directors, shall be subject to retirement by rotation. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our Company.

Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

The remuneration payable to our directors is fixed by the Board Governance, Nomination and Compensation Committee of the Board of Directors and approved by our Board of Directors and our shareholders in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the GoI.

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

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

•	To carry on the business of extracting, manufacturing and dealing in hydrogenated vegetable oil.

•	To carry on the business of providing solutions for water treatment including but not limited to ultra-pure water, wastewater treatment, water reuse, desalination and related activities.

•	To carry on the business of renewable energy systems and food and agricultural product processing and related industries.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

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

Number of Shares Required for Director’s Qualification

Directors are not required to hold shares in the Company as a pre-requisite to serving on our Board of Directors.

Dividends, Bonus Shares and Buyback of Equity Shares

Dividends

Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for declaration of dividend out of reserves. The Dividend Rules also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividends out of surplus, subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, the Board of Directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.

Under the Companies Act, 2013, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the Annual General Meeting of the Shareholders, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are declared as a fixed sum per share on the company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the approval by the shareholders at the Annual General Meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. An interim dividend is to be paid to the shareholders within 30 days from date of declaration by the Board of Directors. Under the Companies Act, 2013, read with the SEBI Listing Regulations, dividends can only be paid in cash to the registered shareholder as at a record date fixed for this purpose or to his order or his banker’s order.

During fiscal year 2021, we paid an interim cash dividend of ₹ 1 per equity share. The Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend for the year ended March 31, 2021. Thus, the total dividend for the year ended March 31, 2021 remained at ₹ 1 per equity share.

The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (“IEPF Rules”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The MCA notified the IEPF Rules (as amended from time to time) which introduced various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2021, the Company transferred ₹ 18.2 million (US$ 0.25 million) and 227,395 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

Our Board-approved dividend distribution and capital allocation policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Bonus Shares (Commonly known as Stock Dividend in the United States)

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the general reserves or other permitted reserves, including a securities premium account, capital redemption reserves and surplus in the company’s statement of income, to its shareholders in the form of bonus shares, which are similar to a stock dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors to such shareholders of record on a fixed record date when they are entitled to receive such bonus shares. Any bonus shares issuance would be subject to relevant provisions of the Companies Act, 2013, SEBI guidelines and approval of shareholders.

Buyback of Equity Shares

Under the Companies Act, 2013, a company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 (as amended from time to time). Accordingly, the board of directors can approve a buyback of up to 10% of paid-up equity capital and free reserves. In the event the buyback size is above 10% and up to 25% of paid-up equity capital and free reserves, the company is also required to obtain shareholders’ approval.

During the fiscal year ended March 31, 2021, we concluded a buyback of 237,500,000 equity shares of face value of ₹ 2 each at a price of ₹ 400 (approximately $5.47) per equity share, as approved by the Board of Directors on October 13, 2020 and by shareholders vide resolution dated November 16, 2020, passed through postal ballot by electronic voting. This has resulted in a total cash outflow of ₹ 116,445 million ($1,592.1 million), including tax on the buyback of ₹ 21,445 million ($293.2 million). As a result of the buyback, our share capital has been reduced by ₹ 475 million ($6.5 million).

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2021.

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

The Board of Directors has the power to increase and reduce or consolidate or sub-divide the capital of the Company subject to the applicable provisions of Companies Act, 2013 and the Articles of Association of the Company. Currently, the Board of Directors has the power to divide the shares in the capital into several classes and to attach preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or, in accordance with the Articles of Association of the Company. Further, the Board of Directors has the ability to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 2013 or provided by the Articles of Association of the Company if and whenever the capital of the Company is divided into shares of different class, the rights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

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

Meeting of Shareholders

We must convene an Annual General Meeting of the Shareholders (“AGM”) within six months after the end of each fiscal year or within 15 months of the previous AGM, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. As per the provisions of the SEBI Listing Regulations, the top 100 listed entities in India, as ranked by market capitalization and determined as on March 31 of each financial year, must hold an AGM within five months from the end of the financial year and provide a one-way live webcast of the proceedings of the AGM. Our AGM is generally convened by our Company Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the AGM to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The AGM must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the AGM may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an AGM is the presence of at least thirty shareholders in person.

Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. However, any item of business required to be transacted by way of a postal ballot may be transacted at a general meeting by a company which is required to provide facility to shareholders to vote by electronic means in a general meeting. The Companies Act, 2013 and the SEBI Listing Regulations provide for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them. Accordingly, we may choose to transact such items either through postal ballot or at a general meeting.

In view of the COVID-19 pandemic, the MCA permitted listed companies to hold extraordinary general meetings and AGMs through video conferencing or other audiovisual means, subject to compliance of various conditions. For AGMs to be held during the calendar year 2021, listed companies are permitted to send copies of financial statements (including Board’s report and auditor’s report) and other documents required to be attached therewith, only by email to shareholders. Attendance of shareholders through video conferencing or other audiovisual means shall be counted for the purposes of reckoning quorum. Further, for AGMs held through video conferencing, the requirement of appointment of proxies has been dispensed with. In case a company is unable to pay dividends to any shareholder by electronic means due to non-availability of their bank account details, the company shall, upon normalization of the postal services, dispatch the dividend warrant/cheque to such shareholder by post.

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

Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the Annual

General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed, inter alia, for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buybacks. The SEBI Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the SEBI Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.

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

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, or the regulations issued thereunder, or the Insolvency and Bankruptcy Code, 2016 or any other Indian laws in force at the time, the NCLT may, on application made by the Company, a depositary incorporated in India, an investor, SEBI or other parties, direct the rectification of the register of records. In accordance with the proviso to regulation 40(1) of the SEBI Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Shareholders may, however, tender such physical shares in an open offer, buyback through tender offer and exit offer in case of voluntary or compulsory delisting. Our transfer agent for our equity shares is KFin Technologies Private Limited (formerly Karvy Fintech Private Limited) located in Hyderabad, India.

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

A significant beneficial owner (“SBO”) means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in the reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.

As per the SBO Rules, a reporting company shall send notice to all its non-individual members who hold more than 10% of shares, voting rights or right to receive or participate in dividends or any other distribution in order to identify the individual SBO and cause such individual to make the required reporting to the company. On receipt of such declaration, the company shall intimate the same to the MCA. There are penal provisions prescribed under the Companies Act, 2013 for non-compliance with these sections. In line with the above and for increased transparency to investors in the Indian securities markets, SEBI, vide its circular dated December 7, 2018, modified the form of shareholding pattern and prescribed additional details in the disclosure for listed entities, beginning with the quarter ending June 30, 2019.

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

Independent Directors Databank

On October 22, 2019, the MCA introduced the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 and amended the Companies (Appointment and Qualification of Directors) Rules, 2014, effective December 1, 2019. The amendments mandate that existing Independent Directors, as well as those aspiring to become Independent Directors, apply online for inclusion of their name in the Independent Directors Databank and undergo an online proficiency self-assessment test.

The Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 authorized the Indian Institute of Corporate Affairs (“IICA”) as the institute responsible for the creation and maintenance of the online databank, empanelment of existing and aspiring independent directors and for providing a platform for them to acquire knowledge, develop new skills, assess their understanding and apply best practices.

On December 18, 2020, the MCA notified the Companies (Appointment and Qualification of Directors) Fifth Amendment Rules, 2020 introducing, inter alia, the following key relaxations to the aforesaid requirement:

•

Every individual whose name is included in the databank is required to pass the online proficiency self-assessment test conducted by the IICA within a period of two years from the date of inclusion of name in the databank (instead of the previous requirement of one year).

•

An individual who has obtained a score of not less than 50% (lowered from the previously required 60%) in aggregate in the online proficiency self-assessment test shall be deemed to have passed such test.

•

Criteria for exemption from the online proficiency self-assessment test has been broadened to cover an individual who has served for a total period of not less than 3 years (previously 10 years) as of the date of inclusion of name in the data bank:

i)

as director or key managerial personnel of one or more of the following: (a) a listed public company; (b) an unlisted public company having a paid-up share capital of Rs. 100 million or more; (c) a body corporate listed on any recognized stock exchange or in a country which is a member State of the Financial Action Task Force on Money Laundering and the regulator of the securities market in such member State is a member of the International Organization of Securities Commissions; (d) bodies corporate incorporated outside India having a paid-up share capital of US $2 million or more; or (e) statutory corporations set up under an Act of Parliament or any State Legislature carrying on commercial activities;

ii)

in a pay scale of Director or above in the MCA or Ministry of Finance or Ministry of Commerce and Industry or the Ministry of Heavy Industries and Public Enterprises and having experience in handling the matters relating to corporate laws or securities laws or economic laws; or

iii)

in the pay scale of Chief General Manager or above in SEBI or RBI or IRDAI or Pension Fund Regulatory & Development Authority (“PFRDA”) and having experience in handling the matters relating to corporate laws or securities laws or economic laws.

Companies Auditors Report Order, 2020

The MCA notified the Companies Auditor’s Report Order, 2020 (“CARO, 2020”) on February 25, 2020 to supersede the Companies Auditor’s Report Order, 2016. It lists out the subject matters on which an auditor is required to report and is effective for the fiscal year beginning April 1, 2021. The criteria of applicability of CARO, 2020 has not changed and hence shall be applicable to all those companies to which CARO, 2016 was previously applicable.

CARO, 2020 aims to put in place enhanced due diligence and disclosure requirements on the auditors of eligible companies and has been designed to bring in greater transparency to the financial state of affairs of such companies.

Companies (Accounts) Rules, 2014

On March 24, 2021, the MCA notified the Companies (Accounts) Amendment Rules, 2021, effective from April 1, 2021, mandating that the accounting software used by companies should include recording an audit trail of every transaction, i.e., create and edit a log of each change made in the books of accounts that records the date of when such changes were made, and ensuring that such audit trail recording cannot be disabled.

The MCA, by notification dated April 1, 2021, deferred the compliance requirement under the Companies (Accounts) Amendment Rules, 2021 from April 1, 2021 to April 1, 2022.

Companies (Audit and Auditors) Rules, 2014

The MCA, through its notification dated March 24, 2021, introduced the Companies (Audit and Auditors) Amendment Rules, 2021, which widens the scope of the audit report to include the following confirmations with effect from April 1, 2021:

•

Whether there is management representation that, other than as disclosed in the notes to the accounts, to the best of its knowledge and belief: i) no funds have been advanced or loaned or invested by the company to or in any other person or entity, including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and ii) no funds have been received by the company from any person or entity, including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the company shall, whether directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

•	Any dividend paid or declared during the year is in compliance with the applicable provisions of Section 123 of the Companies Act, 2013.

•

The company’s accounting software has the requisite feature of recording audit trails, has been operated throughout the year for all transactions, and that such audit trail feature has not been tampered with. This requirement was subsequently deferred by the MCA from April 1, 2021 to April 1, 2022.

Compliance requirement relaxations by MCA

The global outbreak of COVID-19 is an unprecedented event that has led to lockdowns and unexpected restrictions on the public as well as the corporate sector across the world. In light of this situation, the GoI has granted several relaxations in compliance with applicable laws by corporates. The key aspects of these relaxations are:

i)	Board meetings can be held through video conferencing or other audio-visual means for all matters (including restricted matters) up to June 30, 2021.

ii)

Through its circular dated March 30, 2020, the MCA introduced the Companies Fresh Start Scheme, 2020, valid from April 1, 2020 to September 30, 2020 to enable companies to make good their previous defaults. This Scheme was extended until December 31, 2020 on account of the ongoing disruptions caused due to the COVID-19 pandemic.

iii)

The MCA, through its circular dated December 31, 2020, permitted companies to conduct their Extraordinary General Meetings through video conferencing or other audio-visual means or transact items through postal ballot, through June 30, 2021.

iv)	Through its circular dated January 13, 2021, the MCA has permitted companies to conduct its Annual General Meetings due in the year 2021, by way of video conferencing and other audio-visual means.

v)

Through its circular dated May 3, 2021, the MCA has permitted extension of the time gap between board meetings by a period of 60 days, i.e., from the existing 120 days to 180 days for meetings held until September 30, 2021.

vi)	Through notification dated May 3, 2021, the MCA has waived additional filing fees until July 31, 2021 for certain forms that were due to be filed during the period from April 1 through May 31, 2021.

Corporate Social Responsibility

The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014, requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of a respective company’s average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall. We have complied with this requirement and a detailed report on CSR for fiscal year 2021 will form part of the Annual Report of the Company for fiscal year 2021.

Through its circular dated March 23, 2020, the MCA clarified that the spending of CSR funds towards various activities related to COVID-19 shall be considered as an eligible CSR activity/expenditure.

On January 22, 2021, the MCA issued the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, giving effect to the changes introduced in CSR by the Companies Amendment Acts of 2019 and 2020. With such amendment coming into force, the requirement for CSR spending has become a statutory obligation, which is a significant departure from the earlier approach of ‘comply or explain’. Further, the role of a company’s board of directors in implementation of CSR activity has now increased significantly, as the board of directors must not only approve the budget and area of focus for CSR projects, but also approve specific CSR projects, oversee the implementation of projects, monitor the disbursement of funds to such projects and obtain impact assessment of such projects, among other things.

Some of the key changes introduced by the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 are provided below:

•

Scope of CSR activities: Activities undertaken by a company in the normal course of business of the company are typically not considered to be within the scope of CSR. However, in view of the COVID-19 pandemic, an exception to this was created by allowing companies engaged in research and development activity for new vaccines, drugs and medical devices in their normal course of business to consider such research and development in relation to COVID-19 as their CSR obligation for three financial years (from 2020 to 2023), subject to certain conditions.

•

CSR implementation: The board of directors of the company shall ensure that the CSR activities are undertaken by the company itself or through- a) a company established under section 8 of the Companies Act, 2013, or a registered public trust or a registered society, or b) any entity established under an Act of Parliament or a State legislature. In order to become eligible, public charitable trusts and societies must be registered under section 12A and 80 G of the Income Tax Act, 1961.

•	CSR registration number: Every entity that intends to undertake CSR activity must register itself with the MCA by filing e-form CSR-1, with effect from April 1, 2021.

•

Impact assessment: Every company having average CSR obligation of Rs. 100 million or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, of their CSR projects having outlays of Rs. 10 million or more, and which have been completed not less than one year before undertaking the impact study. Such impact assessment reports shall be placed before the Board and shall be annexed to the annual report on CSR.

•

Annual action plan: The CSR committee shall formulate and recommend to the board of directors, an annual action plan in pursuance of its CSR policy, which shall include- a) the list of CSR projects or programs that are approved to be undertaken in areas or subjects specified in Schedule VII of the Companies Act, 2013, b) the manner of execution of such projects or programs, c) the modalities of utilization of funds and implementation schedules for the projects or programs, d) monitoring and reporting mechanism for the projects or programs, and e) details of impact assessment, if any, for the projects undertaken by the company.

•

Surplus arising out of CSR activities: Any surplus arising out of the CSR activities shall not form part of the business profit of a company and shall be ploughed back into the same project or shall be transferred to an Unspent CSR Account and spent in pursuance of the CSR policy and annual action plan of the company or transfer such surplus amount to a fund specified in Schedule VII of the Companies Act, 2013, within a period of 6 months of the expiry of the financial year.

•

Unspent CSR amount: Any amount remaining unspent pursuant to any ongoing project shall be transferred by the company within a period of 30 days from the end of the financial year to a special account in a scheduled bank, and such amount shall be spent within a period of three financial years from the date of such transfer, failing which, the company shall transfer the same to a Fund specified in Schedule VII of the Companies Act, 2013, within a period of 30 days from completion of the third financial year. Any amount remaining unspent, other than pursuant to an ongoing project, shall be transferred by the company to a fund specified in Schedule VII of the Companies Act, 2013 within a period of six months of the end of the financial year.

•

Set-off of excess CSR spend: In case of excess CSR spend by a company in a fiscal year, such excess amount may be set off against the CSR spend requirement for up to immediate succeeding three financial years subject to fulfillment of certain conditions.

•

A company’s board of directors is required to satisfy itself that the funds disbursed have been utilized for the purpose and in the manner as approved by the board of directors, and the company’s Chief Financial Officer, or the person responsible for financial management, shall be required to certify accordingly.

•

CSR reporting: A new format of annual report on CSR has been prescribed to be included in the board of directors’ report. Further, a company must disclose on its website the composition of its CSR committee, its CSR policy and the projects approved by its board of directors.

•

Companies that are not required to spend more than Rs. 5,000,000 towards CSR under the provisions of the Companies Act, 2013 are now exempted from constituting a CSR committee and the board of directors may discharge the functions of such CSR committee.

Wipro’s Board approved CSR policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Companies (Amendment) Act, 2020

In line with the GoI’s goal to boost economic activity and investments in India, the Companies Amendment Bill, 2020 was introduced to amend the Companies Act, 2013 with the intent of improving the ease of doing business in India, decriminalizing various minor offences and regulating producer companies, amongst other things. The Companies Amendment Bill, 2020 received the President’s assent and was notified in the official gazette as the Companies (Amendment) Act, 2020 on September 28, 2020 (the “Amendment”), and will come into effect on such dates as may be notified by the Central Government from time to time.

Key changes in this Amendment are enumerated below:

i)

Decriminalization of minor offences: Imprisonment as a consequence of contravention has been done away with for over 46 offences under the Companies Act, 2013, in addition to reducing, modifying and omitting the fines/penalties for such offences.

ii)

Definition of listed companies: Prior to the Amendment, a company with ‘any of its securities listed on a recognized stock exchange’ was categorized as a listed company and were required to abide by a set of disclosure and compliance requirements, that are mandated under the SEBI Listing Regulations along with additional filing and other requirements under the Companies Act, 2013.

Through its notification dated February 19, 2021, the MCA has exempted public companies that have debt or preference shares listed and private companies with listed debt securities from the ambit of “Listed Companies”.

iii)

Foreign listing: Certain classes of public companies incorporated in India, as may be prescribed by the Central Government, will be permitted to issue securities for listing on stock exchanges in permissible foreign jurisdiction, without requiring compulsory listing in India.

iv)

Declaration of Beneficial Ownership: As per the previous norms under the Companies Act, 2013, persons holding beneficial interest in the shares of a company were required to submit declarations to this effect and the company was required to file returns with the Registrar of Companies intimating such beneficial ownership. The Amendment empowers the Central Government to exempt certain classes of person(s) from the aforesaid requirements, if considered necessary in public interest.

v)

Periodic financial results: The Amendment empowers the Central Government to require a certain class of unlisted public companies (which is yet to be prescribed) to prepare periodic financial results. Such periodic financial results shall be in addition to preparation of annual financial results prescribed under the Companies Act, 2013 and would need to be approved by the board of directors and audited (or subjected to a limited review) by the statutory auditors.

vi)

Reduced timelines for rights issue: Previously, as per the provisions of the Companies Act, 2013, in case of a rights issue by a company, the offer period was required to remain open for a period of at least 15 days with an exemption granted to private companies for reduction in offer period subject to approval of 90% of its shareholders. The Amendment seeks to reduce the existing timeline of 15 days and empowers the Central Government to prescribe a timeframe of less than 15 days for the rights issue offer period.

vii)

Remuneration of Independent Directors: Prior to the Amendment, in case of inadequate or no profits, only executive directors/managing director of a company were entitled to receive remuneration subject to limits prescribed in the Companies Act, 2013. The Amendment seeks to align the aforesaid provisions to independent directors/non-executive directors to the effect that in case a company has no profits or its profits are inadequate, the non-executive directors, including independent directors, will also be entitled to receive remuneration up to the extent permissible under the Companies Act, 2013.

Related Party Transactions

Pursuant to Section 188 of the Companies Act, 2013, certain related party transactions require approval of a company’s board of directors, as well as the approval of its shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In case of transactions entered into between a holding company and its wholly-owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval, no prior approval of shareholders will be required. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering into such contracts and arrangements.

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

As per the provisions under the SEBI Listing Regulations, the listed entity shall formulate a policy on the materiality of related party transactions, determination of material subsidiaries and dealing with related party transactions, including clear threshold limits duly approved by the board of directors, and that such policy shall be reviewed by the Board at least once every three years and updated accordingly.

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

Under the 2014 Scheme, the foreign depository may take instructions from holders of depositary receipts (“DRs”) to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the 2014 Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of DRs, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999 (“FEMA”).

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

Framework for issuance of DRs

SEBI introduced a framework for issuance of DRs by companies listed or to be listed in India (“DR Framework”), through its circular dated October 10, 2019. The DR Framework sets out requirements for issuance of depository receipts in addition to the requirements under the Companies Act, 2013 and rules thereunder, the Depository Receipts Scheme, 2014 and the foreign exchange regulations.

Through its circular dated December 18, 2020, SEBI has provided certain relaxations to NRIs in respect of holding of DRs issued by India-listed companies. The key points of the circular are highlighted below:

•

The earlier provisions barred NRIs from holding DRs issued by India-listed companies. As per the circular, this restriction shall not apply in the case of issuance of DRs to NRIs pursuant to share-based employee benefits schemes that are implemented by a company pursuant to the SEBI (Share Based Employee Benefits) Regulations 2014.

•	The aforesaid restriction shall also not apply in case of issuance of DRs to NRIs pursuant to a bonus issue or a rights issue by a company.

•

SEBI requires that listed companies identify NRI holders who are issued DRs pursuant to an employee benefit scheme, and are required to provide the information of such NRI DRs holders to the designated depository for the purpose of monitoring of limits.

Takeover Code

The Takeover Code is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of 5% or more of equity shares or voting rights and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly-listed Indian company, the shareholder is required to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed. An ADS holder would be subject to these notification requirements.

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

On October 8, 2020, the SEBI Listing Regulations were amended to mandate certain disclosures relating to forensic audits. Forensic audit implies an audit / examination initiated with the objective of detecting any misstatement in financial statements, misappropriation, siphoning or diversion of funds. Forensic audit involves application of scientific methods and techniques through a combination of accounting, auditing and investigative expertise to find evidence of a financial fraud. The aforesaid amendment was introduced with an aim of improved transparency and better corporate governance for listed entities in India.

Through notification dated May 5, 2021, SEBI has further amended the SEBI Listing Regulations. Key highlights of the same are provided below:

•

Corporate governance requirements with respect to a material subsidiary: Pursuant to the earlier provisions of the SEBI Listing Regulations, a listed entity was not permitted to dispose of shares in its material subsidiary if such disposition would result in the reduction of its shareholding to less than fifty percent or cessation of its exercise of control over the subsidiary without passing a special resolution in its General Meeting. Under the amended provisions, this threshold has been amended to be “less than or equal to fifty percent” instead of “less than fifty percent” of the listed entity’s shareholding in its material subsidiary.

•

Quarterly compliance report on corporate governance: The timeline for filing the quarterly compliance report on corporate governance has been increased from 15 days to 21 days from the end of the quarter.

•

Risk Management Committee: Under the amended provisions, a listed entity’s Risk Management Committee shall have minimum three members, with a majority being members of the entity’s board of directors, including at least one independent director, and the Risk Management Committee is required to meet at least twice a year. Further, the role and responsibilities of the Risk Management Committee must include the performance of functions as specified under the SEBI Listing Regulations and the committee shall have powers to seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise, if considered necessary. Under the amended provisions, the requirements for Risk Management Committees has been extended to the top one thousand listed entities based on market capitalization (previously, the requirements extended to the top five hundred listed entities).

•

Business responsibility report: The requirement of submitting a business responsibility report shall be discontinued after the financial year 2021–22 and, thereafter, with effect from the financial year 2022–23, the top one thousand listed entities, based on market capitalization, shall be required to submit a business responsibility and sustainability report in the format as specified by SEBI from time to time. SEBI has prescribed the format of the business responsibility and sustainability report through its circular dated May 10, 2021.

•

Analysts or institutional investors meetings / calls: The amended provisions introduced the requirement for disclosure(s) of audio / video recordings and transcripts of post-earnings and quarterly calls on the company’s website and to the stock exchanges. This shall be voluntary for the financial year beginning April 1, 2021 and shall be made mandatory with effect from April 1, 2022.

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

Through its circular dated April 23, 2020, SEBI reduced the restriction on fresh fund raising by companies after the buyback from one year to six months, in light of the COVID-19 pandemic. Additionally, SEBI granted certain procedural relaxations, such as service of the letter of offer, tender form and other offer related material to shareholders through electronic means, subject to the condition that the company shall undertake all adequate steps to reach out to the shareholders through other means such as ordinary post, SMS, audio-visual advertisement on television or digital advertisement. These procedural relaxations were available until December 31, 2020.

Prohibition of Insider Trading Regulations, 2015

In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global scenario and to tighten the gaps of the existing norms.

On July 17, 2020, SEBI further amended the PIT Regulations by way of the Securities and Exchange Board of India (Prohibition of Insider Trading) (Amendment) Regulations, 2020. The key aspects of the amendment are provided below:

•

Maintenance of a structured digital database: The database required to be maintained under the PIT Regulations has been expanded to include certain additional information, such as the nature of unpublished price sensitive information, names of persons who have shared information and to whom such information was shared. Additionally, SEBI has mandated maintenance of such database for a period of not less than eight years after completion of the relevant transaction and has prohibited the outsourcing of the maintenance of such database to any third-party service providers.

•

Reporting of violations of the code of conduct: Pursuant to this amendment, read with the circular dated July 23, 2020, SEBI has introduced a substantial shift in the reporting structure and matrix for violations under the PIT Regulations. Going forward, reporting of violations, if any, shall be made to the stock exchange(s) where the concerned securities are traded, and not to SEBI, which was the earlier practice.

•

Sanctions and disciplinary actions: As per the amendment, listed companies and intermediaries and fiduciaries are now required to remit to SEBI any amount collected (i.e., fine or penalty imposed by the company) pursuant to any sanctions and disciplinary actions for violations of the code of conduct under the PIT Regulations, to be credited to the Investor Protection and Education Fund.

Additionally, through its circular dated September 9, 2020, SEBI has expanded the scope of system-driven disclosure mechanisms to cover all disclosures pertaining to trading in equity shares and equity derivative instruments by ‘designated persons’ and members of the promoter group, in addition to promoters and directors of a listed company.

e-Voting Facility Provided by Listed Entities

Through its circular dated December 9, 2020, SEBI has introduced e-voting for all the demat account holders, by way of a single login credential, through their demat accounts / websites of depositories / depository participants. Demat account holders will be able to cast their vote without needing to register with e-voting service providers. SEBI will implement this system in phases.

Enhancement of overall limit for overseas investment

Alternative investment funds (“AIFs”) and venture capital funds (“VCFs”) registered with SEBI were previously permitted to make overseas investments within the limit of US$750 million. In light of the rapid growth and pace of investments through AIFs and VCFs, SEBI has, by circular dated May 21, 2021 and in consultation with the RBI, enhanced the overseas investment limit for AIFs and VCFs to US$1,500 million.

Compliance relaxations by SEBI

In light of the COVID-19 pandemic, SEBI has granted several relaxations to ease the compliance burden on listed companies and other market intermediaries. The key measures announced by SEBI pertaining to compliance requirement relaxations and timelines for filings are summarized below:

•

In line with the MCA circulars dated December 31, 2020 and January 13, 2021, SEBI has permitted companies to conduct their Extraordinary General Meetings through June 30, 2021 and Annual General Meetings in the year 2021 through video conferencing or other audio-visual means.

•

In May 2020, SEBI dispensed with the requirement for the printing and dispatch of annual reports to shareholders for Annual General Meetings conducted during the calendar year 2020. Through its circular dated January 15, 2021, SEBI has extended these relaxations until December 31, 2021.

•

Through its circular dated April 29, 2021, SEBI extended the timelines for certain filings pertaining to the Annual Secretarial Compliance report, quarterly financial results and annual audited financial results, among other things.

Disclosure of Material Impact of COVID-19 Pandemic

Due to the COVID-19 pandemic and consequent lockdown being unforeseen and beyond the control of listed companies, there was a risk of distortions / disruptions in the market due to gaps in the information available about the operations of listed companies during the COVID-19 pandemic. With a view to ensure that all available information about the impact of COVID-19 on a company and its operations is communicated in a timely and cogent manner to its investors and stakeholders, SEBI issued a circular dated May 20, 2020 advising listed companies to do the following:

•	Evaluate the impact of the COVID-19 pandemic on its business, performance and financials, both qualitatively and quantitatively, to the extent possible.

•	Disseminate available information about the impact in a timely and cogent manner to its investors and stakeholders, subject to application of materiality.

•

Additional disclosure requirements: a) while submitting financial statements under Regulation 33 of the SEBI Listing Regulations, listed companies may specify/include the impact of the COVID-19 pandemic on their financial statements, to the extent possible and b) provide regular updates, as and when there are any material developments.

Foreign Direct Investment

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“FEMA”) and the rules and regulations made thereunder. FEMA regulates transactions involving foreign exchange, and provides that certain transactions cannot be carried out without the general or special permission of the RBI or the GoI, as the case may be.

The Ministry of Finance notified the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (“NDI Rules”) on October 17, 2019 superseding the Foreign Exchange Management (Transfer of Issue of Security by a Person Resident outside India) Regulations, 2017 (“TISPRO”) and the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2018. These rules govern foreign investments into India, including foreign direct investments by persons resident outside India.

Further, the RBI also notified the Foreign Exchange Management (Debt Instruments) Regulations, 2019, superseding TISPRO, and the Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019, which provides for reporting requirements in relation to any investment made under the NDI Rules.

The primary objective of these norms is:

•	To simplify the provisions governing foreign investment in India.

•	To vest the Central Government with power over non-debt instruments.

•	To vest the RBI with the power over debt instruments.

The Foreign Direct Investment Scheme under the RBI’s ‘Automatic Route’ enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than an NRI or an Overseas Citizen of India (“OCI”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stockbroker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

Through notification dated April 22, 2020, the GoI has amended the FDI policy to state that investment by a non-resident entity of a country, which shares land border with India or where the beneficial ownership of an investment into India is situated in or is a citizen of any aforesaid countries, shall be under the ‘Government Route’, which requires prior GoI approval. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction / purview such subsequent change in beneficial ownership, will also require GoI approval.

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

Over a period of time, and particularly since 1991, the GoI has relaxed the restrictions on foreign investment and most industry sectors do not require prior approval of the GoI or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds and such industry sectors are not under the GoI approval route. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of a company’s share capital is currently permitted in the IT industry. The GoI has clarified the calculation of foreign investment in an Indian company through direct or indirect routes for such investment.

Reporting of Foreign Investment in India

With an objective of improving ease of doing business in India, the RBI introduced the Single Master Form reporting system which would subsume all existing reporting requirements, irrespective of the mode or instrument through which the foreign investment is made. Prior to implementation of the same, the RBI provided an interface to the Indian entities to input data on total foreign investments in a specified format. The RBI introduced this new system for smoothening the reporting system for transactions which are FDI related. All forms which are used for making required reporting to the RBI have been combined into one form so that users can access one common platform for all reporting.

Consolidated FDI Policy—2020

On October 28, 2020, the latest edition of the GoI’s consolidated FDI policy was released, effective October 15, 2020. The consolidated FDI policy is a compilation of decisions taken and amendments notified by the GoI with regard to FDI in various sectors. A summary of the key changes is provided below:

•

Non-Debt Instrument Rules & Regulations, 2019: On October 17, 2019, the Ministry of Finance, had notified the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 and the RBI notified the Foreign Exchange Management (Debt Instruments) Regulations, 2019 and the Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019 (“NDI Regulations”). These have been integrated into the FDI policy.

•

Land border notification: The FDI policy has incorporated the measures, introduced by the Ministry of Finance through its notification dated April 22, 2020, to curb opportunistic takeovers (direct or indirect) of Indian companies by persons or entities of any country, which shares a land border with India, i.e., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China. Any investments by persons or entities of any of the above countries, will be required to obtain prior approval from the GoI.

•

Aatmanirbhar Bharat Economic Package: As part of this package announced by the GoI, the FDI policy/guidelines for several sectors, including coal mining, digital news, contract manufacturing and single-brand retail trading have been liberalized.

•

Defence sector: In September 2020, the GoI enhanced foreign investment limits in India’s defense sector from 49% to 74% under the automatic sector for companies seeking new industrial licenses. Investments beyond 74% will require prior GoI approval.

•

Single Master Form: In September 2018, the RBI announced the new reporting structure for FDI-related transactions in which various reporting requirements were combined into a single combined form, i.e., the Single Master Form, to be filed on the newly set up FIRMS portal. Changes to this effect have been captured in the new policy.

Investment by NRIs

A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India. Further, these facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. An individual NRI or OCI may not hold more than 5% of the total paid-up equity capital of a company on a fully diluted basis, and the aggregate holding of all NRIs and OCIs may not exceed 10% of a company’s total paid-up equity capital on a fully diluted basis. The aggregate ceiling of 10% may be raised to 24% if a special resolution to that effect is passed by the members of the company. An NRI or an OCI resident outside India may invest in certain capital instruments issued by an Indian company, capital of an Indian limited liability partnership and convertible notes issued by an Indian startup company on a non-repatriation basis. Further, NRIs or OCIs may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by the Foreign Direct Investors described above. Investment by NRIs or OCIs on non-repatriation basis will be deemed to be domestic investment at par with investments made by residents. A company, trust and partnership firm incorporated outside India and owned and controlled by NRIs can invest, with the special dispensation as available to NRIs under the FDI Policy. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

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

The individual investment limits for the FPIs shall be below 10% of the total paid-up equity capital on a fully diluted basis.

Effective from April 1, 2020, the aggregate limit for investment by FPIs would be the sectoral cap applicable to such Indian company. An Indian company may, with the approval of its board of directors and members, by a resolution and a special resolution, respectively: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24% or 49% or 74% as deemed fit, or (ii) increase the aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively, as deemed fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

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

Investment by Foreign Venture Capital Investors

The RBI has liberalized and rationalized the investment regime for Foreign Venture Capital Investors (“FVCIs”) in order to boost foreign investment in Indian startups. The RBI permits FVCIs to invest under an automatic in equity regime or under an equity-linked instrument or debt instrument of unlisted Indian companies in certain specified sectors and in Indian startups, irrespective of the sector in which the startup is engaged. There are no restrictions on transfers of any security or instrument held by FVCIs to any person residing inside or outside India.

Overseas Investment

Regulation 6 of the Notification No. FEMA.120/RB-2004 dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provides that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding US$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. Accordingly, a company can make financial commitments in a financial year of up to US$1 billion, or such higher amount as may be approved by the RBI, subject to the overall amount being within limits of 400% of the company’s net worth as per its latest audited financial statements.

Indian companies are prohibited from making direct investments in an overseas entity (set up or acquired abroad directly, as a joint venture or a wholly-owned subsidiary, or indirectly, as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as “non-cooperative countries and territories” or as notified by the RBI from time to time.

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

As per the provisions of the RBI’s Master Direction on External Commercial Borrowings (“ECB”), ECB proceeds were not permitted to be utilized towards certain end-uses (also referred to as the “Negative List”). Based on feedback from stakeholders and with a view to further liberalize the ECB framework, the RBI has, through its circular dated July 30, 2019, permitted borrowers to raise ECBs towards the following end-uses from recognised lenders, except foreign branches / overseas subsidiaries of Indian banks and subject to the overall limit and leverage as prescribed:

a)

ECBs with a minimum average maturity period of ten years for working capital purposes and general corporate purposes. Borrowing by NBFCs for such maturity for on-lending for the above purposes is also permitted.

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

Relaxation in Time Period for Realization of Export Proceeds

As per the existing RBI regulations governing the export of goods and services, the standard time period for realization of export proceeds is nine months from the date of export. In view of disruptions caused by the COVID-19 pandemic, the RBI has, through its circular dated April 1, 2020, extended the time period for realization and repatriation of export proceeds for exports made up to or on July 31, 2020, to 15 months from the date of export. This measure by the RBI is intended to enable exporters to realize their receipts, especially from COVID-19 affected countries within the extended period and to provide greater flexibility to the exporters to negotiate future export contracts with buyers abroad.

Extension of Time Limits for Settlement of Import Payments

Through its circular dated May 22, 2020, the RBI has extended the time period for completion of remittances against normal imports (i.e., excluding the import of gold, diamonds and precious stones and jewelry) from 6 months to 12 months from the date of shipment, for such imports made on or before July 31, 2020.

External Trade – Facilitation - Export of Goods and Services

The RBI has announced several measures pertaining to external trade to enhance export competitiveness and to help exporters and importers cope with the challenges posed by the COVID-19 pandemic. Continuing with these efforts, through its circular dated December 4, 2020, the RBI announced further liberalization in policies governing export transactions for facilitating external trade and the export of goods and services. The circular provides additional authority to Authorized Dealer Banks (“AD banks”) for write-off of unrealized export bills, set-off of export receivables against import payables and refund of export proceeds, among other things.

Highlights of the circular are summarized below:

•

“Write-off” of Unrealized Export Bills: Previously, AD banks were permitted to allow write-off of unrealized export bills up to a certain limit, beyond which the AD banks were required to seek directions from the RBI. With a view to simplify the procedure and to reduce the time taken for according approvals, the RBI has now delegated the power of allowing write-off to AD banks. AD banks can now approve write-off of export receivables without any limit in specified circumstances and subject to certain conditions.

•

Set-off of Export Receivables against Import Payables: Earlier, AD banks were permitted to allow exporters / importers to set-off their outstanding export receivables against outstanding import payables from / to the same overseas buyer / supplier. The RBI has now allowed AD banks to approve requests of Indian exporters / importers to set-off export receivables against import payables in respect of goods and services with their overseas group / associate companies, either on a net or gross basis, through an in-house or outsourced centralized settlement arrangement, subject to certain conditions.

•

Refund of Export Proceeds: AD banks through which export proceeds were originally realized, could consider requests for refund of such export proceeds of goods exported from India and re-imported on account of poor quality. It is now permitted for AD banks to consider refund requests without insisting on re-import of goods, which may have been auctioned / destroyed by relevant port / Customs / health authorities or any other accredited agency in the importing country, subject to production of documentary evidence and compliance with conditions specified in the circular.

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

•

Per the Finance Act, 2020, an Indian citizen who is not liable to tax in any other country or territory shall be deemed to be resident in India subject to fulfillment of certain conditions. This amendment is effective from April 1, 2021.

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

Taxation of Distributions. Prior to the Finance Act, 2020, companies paying a dividend were liable to pay the dividend distribution tax on the amount of distributed as dividend and in certain circumstances where the dividend income was taxable in the hands of resident assessee, with few exceptions. The Finance Act, 2020 has abolished the dividend distribution tax, effective beginning the financial year commencing on April 1, 2020. This will have the effect of reducing the tax burden on such companies and the burden of tax payment will shift to the shareholder at the shareholder’s applicable rate of tax. As per the current provisions, companies are liable to deduct tax at the source on dividends distributed to shareholders, both resident and non-resident, if the dividend is distributed beyond a certain threshold or due to non-submission of certain documents by the shareholder.

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

•

Long-term capital gains realized by a resident holder from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer as per the provisions of the Income Tax Act, 1961 will be taxed at graduated rates with a maximum of 30%.

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10% as per the provisions of the Income Tax Act, 1961.

•

Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below) will be levied at the time of settlement. Finance Act 2018 has introduced a new section “112A”

effective April 01, 2018—Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of Rs. 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

•

The Finance Act, 2015 amended the law to compute the holding period of capital asset being share or shares of a company, acquired by a non-resident on redemption of GDR, from the date on which a request for redemption was made.

•	In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range	Surcharge rate for FY 2019-20 and FY 2020-21
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37%
Firms/Co-operative Society/Local Authority	0-10 million Above 10 million	Nil 12%
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%

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

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a)Saleof an option in securities	0.017%	Seller

(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.01%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller

Goods and Service Tax: Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities as defined in Section 115AD of the Income Tax Act.

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

General Anti Avoidance Rule (“GAAR”): The provisions of GAAR was included as part of Income Tax Act, 1961 under Chapter X-A consisting of Sections 95 to 102, on April 1, 2014 and came into effect April 1, 2017. If any transaction is arranged to obtain a tax benefit and it falls under the certain conditions as specified in the GAAR provisions, the transaction shall be treated as an impermissible avoidance arrangement or an arrangement with lack of commercial substance. The tax authorities, after a hearing of the taxpayer and after obtaining due approvals from a higher authority, can deny the tax benefit or a benefit under a tax treaty, in such manner as is deemed appropriate. Certain powers granted to tax authorities under the GAAR provisions are as under:

a)	disregarding, combining or recharacterizing any step in, or a part or whole of an arrangement;

b)	treating an arrangement as if it had not been entered into or carried out;

c)	any equity may be treated as debt or vice versa,

d)	any accrual, or receipt of capital nature may be treated as revenue nature or vice versa,

e)	any expenditure, deduction, relief or rebate may be re-characterized.

Minimum Alternative Tax (“MAT”): The Income Tax Act, 1961 introduced the provisions of MAT with effect from April 1, 2001, which require corporate assessees to pay minimum tax on book profit if it is higher than the tax computed based on regular provisions of the Income Tax Act, 1961. MAT is computed with certain minimal adjustment to book profit, in the form of exempt income, and provision towards any diminution in the value of assets and appropriations, among other things. From April 2005 until March 2012, any income arising out of any business carried on in a Special Economic Zone as a developer or unit was not subject to MAT. From April 1, 2012 onwards, even income arising out of any business carried on in a Special Economic Zone as a developer or unit is subject to MAT. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 for the following ten years as MAT credit. The Finance Act, 2017 increased the period for carry forward of MAT credit to 15 years from 10 years. In the financial year ended March 31, 2020, the GoI amended the Income Tax Act, 1961 vide The Taxation Laws (Amendment)Act, 2019, providing an option to pay a lower rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter VI-A and other profit-linked deductions as prescribed in the Income Tax Act, 1961. This option, once exercised, is irrevocable and the corresponding MAT credit available will be lapsed. In the future, if a company opts for this lower rate of tax, this may lead to increase in tax outflow and the MAT credit available to the company will be lapsed. Further, the rate of tax under MAT provisions has been reduced to 17.47% from 21.54%.

Income computation and disclosure standards (“ICDS”): The Central Board of Direct Taxes notified ten ICDS applicable from fiscal year 2015 – 2016. These standards are to be adopted for computation of taxable income from business or profession or income from other sources under Income Tax Act, 1961. These ICDS do not have any significant impact on the tax expense reported in the consolidated financial statements.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U,S, federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “Code”) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2021. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior taxable year, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

Our exposure to market risk is a function of investment and financing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to losses. Please refer to the “Financial risk management” section of Item 18 for further details on market risk.

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

Components of Market Risk

Foreign currency risk

We operate internationally and a major portion of our business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere, and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of our revenue is in U.S. Dollars, Pound Sterling, Euros, Australian Dollars and Canadian Dollars while a large portion of our costs are in Indian Rupees. The exchange rates between the rupee and these currencies have fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect our results of operations.

We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

We designate certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. We also designate foreign currency denominated borrowings as a hedge of net investment in foreign operations.

As of March 31, 2021, a ₹ 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 3,095 million (consolidated statement of income ₹ 1,395 million and other comprehensive income ₹ 1,700 million) decrease in the fair value, and a ₹ 1 decrease would result in approximately ₹ 2,845 million (consolidated statement of income ₹ 1,395 million and other comprehensive income ₹ 1,450 million) increase in the fair value of foreign currency dollar denominated derivative instruments.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. From time to time, to manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100bps from March 31, 2021, additional net annual interest expense on our floating rate borrowing would amount to approximately ₹ 829 million.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2021 or revenues for the year ended March 31, 2021. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2021, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other securities

Not applicable.

Item 12.D. American Depositary Shares

Item 12.D.1.

Not applicable.

Item 12.D.2.

Not applicable.

Item 12.D.3. Fees and Charges for Holders of American Depositary Receipts

JPMorgan Chase Bank, N.A., as Depositary for the ADSs collects fees as provided in the Deposit Agreement, as mentioned below. The following is qualified in its entirety by reference to the Amendment No. 4 to the Deposit Agreement filed as Exhibit (a)(5) to the Form F-6 filed on January 13, 2021. “The Depositary may charge, and collect from,

(i)

each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and

(ii)

each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge.

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

The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), and (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement). The above-referenced charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

Item 12.D.4. Fees Paid by Depositary to the Company

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2021, a contribution of US$ 530,244 (net of TDS and expenses) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2021, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS, as issued by the International Accounting Standard Board (“IASB”).

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2021. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2021.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2021, of the Company and our report dated June 9, 2021, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company’s change in method of accounting for leases in fiscal year 2020 due to adoption of International Financial Reporting Standard 16, Leases.

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

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 9, 2021

Change in internal controls over financial reporting.

In response to COVID-19 pandemic, we initiated our business continuity program in March 2020 and facilitated our employees to work remotely / work from home. Our business continuity program and the design of our processes allows for remote execution with accessibility to secure data. There were no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting during the period covered in this Annual Report.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final Corporate Governance Rules and Listing Standards of the New York Stock Exchange as approved by the Securities and Exchange Commission on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

A detailed compliance report with the final Corporate Governance rules of the New York Stock Exchange will be separately filed with the NYSE.

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

Item 16B. Code of Ethics

Our Audit Committee has adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members and senior management, as well as members of the Audit Committee and the Board of Directors. Our Code of Ethics is available under the investor relations section on our website at www.wipro.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the year ended March 31, 2020 and March 31, 2021.

	Year ended March 31,
	2020		2021
	(₹ in millions)
Audit fees	₹	81	₹	83
Tax fees		51		44
All other fees		17		13

Total	₹	149	₹	140

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

Substantially all of the work performed to audit our Consolidated Financial Statements was performed by our principal accountant firm’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Record Date	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 11, 2020	237,500,000	₹	400	237,500,000	N.A.

Please refer to Note 22 of our Notes to Consolidated Financial Statements for a description of the buyback concluded during the year ended March 31, 2021.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Since our securities are listed on a national securities exchange, we are required to provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange. Being a foreign private issuer, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) thereof. With regard to Section 303A.11, although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies. Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE listing requirements are as follows:

•

Listing regulations with the Indian Stock Exchanges state that where the chairperson of the Board of Directors is a non-executive director, at least one-third of the Board of Directors shall comprise of independent directors and where the listed entity does not have a regular non-executive chairperson, at least half of the Board of Directors shall comprise of independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board of Directors must consist of independent directors.

•

Listing regulations with the Indian Stock Exchanges require that a majority of the members of the Audit Committee be independent directors while the NYSE listing requirements specify that all the members of the Audit Committee must be independent directors.

•

A Shareholders Grievance Committee (Stakeholders Relationship Committee) is mandatory under listing regulations with the Indian Stock Exchanges. This is not a requirement under NYSE listing requirements.

•	Criteria for determining directors to be independent also differ between the two countries’ listing requirements.

•

Listing regulations with the Indian Stock Exchanges require submission of report on Related Party Transactions on a consolidated basis and publication of the same on the company’s website in the format specified by the accounting standard on a half-yearly basis.

•	Listing regulations with the Indian Stock Exchanges require detailed reasons to be provided in the event of any resignation by statutory auditors or independent directors.

•

Listing regulations with the Indian Stock Exchanges require that a company ensure that for the purposes of quarterly consolidated financial results, at least 80% of each of the consolidated revenue, assets and profits shall have been subject to audit or limited review.

•

Listing regulations with the Indian Stock Exchanges require certain disclosures in a company’s annual report, including details of significant changes (i.e., change of 25% or more as compared to the immediately preceding financial year) in key financial ratios, including debtors turnover, inventory turnover, interest coverage ratio, current ratio, debt equity ratio, operating profit margin and net profit margin, along with detailed explanations.

•

Listing regulations with the Indian Stock Exchanges require the Nomination and Remuneration Committee to recommend to the Board of Directors all remuneration, in whatever form payable, to senior management.

The other key practices followed as per home country laws and provisions of the SEBI Listing Regulations are disclosed elsewhere in this report. Some or many of the amendments prescribed under the SEBI Listing Regulations are likely to be different from the NYSE listing requirements.

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

Item 18. Financial Statements

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 and 3(viii) to the financial statements, the Company has changed its method of accounting for leases in fiscal year 2020 due to adoption of International Financial Reporting Standard 16, Leases.

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

This required a high degree of auditor judgement in evaluating the audit evidence supporting the application of the input method used to recognize revenue and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimates of efforts to complete for fixed-price contracts accounted using the percentage-of-completion method included the following, among others:

•

We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining contract performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorized changes to recording of efforts incurred.

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

Allowance for credit losses Refer Notes 2(iv)(g), 3(x)(a), 9 and 25 to the financial statements

Critical Audit Matter Description

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions on the basis of the credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

We identified allowance for credit losses as a critical audit matter because of the significant judgement involved in calculating the expected credit losses. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate of the expected credit losses.

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

•

For a sample of customers, we tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.

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

June 9, 2021

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	131,012	139,127	1,902
Intangible assets	6	16,362	13,085	179
Property, plant and equipment	4	81,120	85,192	1,165
Right-of-Use assets	5	16,748	16,420	225
Financial assets
Derivative assets	19	—	16	^
Investments	8	9,302	10,576	145
Trade receivables	9	6,049	4,358	60
Other financial assets	12	5,881	6,088	83
Investments accounted for using the equity method	8	1,383	1,464	20
Deferred tax assets	21	6,005	1,664	23
Non-current tax assets		11,414	14,323	196
Other non-current assets	13	11,935	15,935	217

Total non-current assets		297,211	308,248	4,215

Inventories	10	1,865	1,064	15
Financial assets
Derivative assets	19	3,025	4,064	56
Investments	8	189,635	175,707	2,402
Cash and cash equivalents	11	144,499	169,793	2,321
Trade receivables	9	104,474	94,298	1,289
Unbilled receivables		25,209	27,124	371
Other financial assets	12	8,614	7,245	99
Contract assets		17,143	16,507	226
Current tax assets		2,882	2,461	34
Other current assets	13	22,505	24,923	340

Total current assets		519,851	523,186	7,153

TOTAL ASSETS		817,062	831,434	11,368

EQUITY
Share capital		11,427	10,958	150
Share premium		1,275	714	10
Retained earnings		476,103	466,692	6,381
Share-based payment reserve		1,550	3,071	42
SEZ Re-investment reserve		43,804	41,154	563
Other components of equity		23,299	30,506	418

Equity attributable to the equity holders of the Company		557,458	553,095	7,564
Non-controlling interest		1,875	1,498	20

TOTAL EQUITY		559,333	554,593	7,584

LIABILITIES
Financial liabilities
Loans and borrowings	14	4,840	7,458	102
Derivative liabilities	19	138	—	—
Lease liabilities	14	12,638	13,513	185
Other financial liabilities	16	151	2,291	31
Deferred tax liabilities	21	2,825	4,633	63
Non-current tax liabilities		13,205	11,069	151
Other non-current liabilities	17	7,537	7,835	107
Provisions	18	2	2	^

Total non-current liabilities		41,336	46,801	639

Financial liabilities
Loans, borrowings and bank overdrafts	14	73,202	75,874	1,037
Derivative liabilities	19	7,231	1,070	15
Trade payables and accrued expenses	15	78,129	78,870	1,078
Lease liabilities	14	6,560	7,669	105
Other financial liabilities	16	899	1,470	20
Contract liabilities		18,775	22,535	308
Current tax liabilities		11,731	17,324	237
Other current liabilities	17	19,254	24,552	336
Provisions	18	612	676	9

Total current liabilities		216,393	230,040	3,145

TOTAL LIABILITIES		257,729	276,841	3,784

TOTAL EQUITY AND LIABILITIES		817,062	831,434	11,368

^	Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2019	2020	2021	2021
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	585,845	610,232	619,430	8,469
Cost of revenues	25	(413,033)	(436,085)	(423,205)	(5,786)

Gross profit		172,812	174,147	196,225	2,683
Selling and marketing expenses	25	(44,510)	(42,907)	(41,400)	(566)
General and administrative expenses	25	(35,951)	(29,823)	(34,686)	(474)
Foreign exchange gains/(losses), net	28	3,215	3,169	2,995	41
Other operating income/(loss), net	26	4,344	1,144	(81)	(1)

Results from operating activities		99,910	105,730	123,053	1,683
Finance expenses	27	(7,375)	(7,328)	(5,088)	(70)
Finance and other income	28	22,923	24,081	20,912	286
Share of net profit /(loss) of associates accounted for using the equity method	8	(43)	29	130	2

Profit before tax		115,415	122,512	139,007	1,901
Income tax expense	21	(25,242)	(24,799)	(30,345)	(415)

Profit for the year		90,173	97,713	108,662	1,486

Profit attributable to:
Equity holders of the Company		90,031	97,218	107,946	1,476
Non-controlling interest		142	495	716	10

Profit for the year		90,173	97,713	108,662	1,486

Earnings per equity share:	29
Attributable to equity holders of the Company
Basic		14.99	16.67	19.11	0.26
Diluted		14.95	16.62	19.07	0.26
Weighted average number of equity shares used in computing earnings per equity share
Basic		6,007,376,837	5,833,384,018	5,649,265,885	5,649,265,885
Diluted		6,022,304,367	5,847,823,239	5,661,657,822	5,661,657,822

^	Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2019	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the year	90,173	97,713	108,662	1,486
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	235	(1,050)	223	3
Net change in fair value of investment in equity instruments measured at fair value through OCI	(464)	724	1,216	17

	(229)	(326)	1,439	20

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences
Translation difference relating to foreign operations	3,238	8,447	(656)	(9)
Net change in fair value of hedges of net investment in foreign operations	(287)	—	—	—
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services, Workday business and Cornerstone OnDemand business	(4,210)	—	—	—
Net change in time value of option contracts designated as cash flow hedges	463	(520)	52	1
Net change in intrinsic value of option contracts designated as cash flow hedges	811	(1,558)	958	13
Net change in fair value of forward contracts designated as cash flow hedges	1,255	(2,652)	3,035	41
Net change in fair value of investment in debt instruments measured at fair value through OCI	(18)	1,222	1,851	25

	1,252	4,939	5,240	71

Total other comprehensive income, net of taxes	1,023	4,613	6,679	91

Total comprehensive income for the year	91,196	102,326	115,341	1,577

Total comprehensive income attributable to:
Equity holders of the Company	90,945	101,673	114,678	1,568
Non-controlling interest	251	653	663	9

	91,196	102,326	115,341	1,577

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves**
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	—	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15##	—	—	—	(2,279)	—	—	—	—	—	(2,279)	—	(2,279)

Adjusted balance as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	—	16,618	(114)	1,547	480,657	2,410	483,067
Comprehensive income for the year
Profit for the year	—	—	—	90,031	—	—	—	—	—	90,031	142	90,173
Other comprehensive income	—	—	—	—	—	—	(1,368)	2,529	(247)	914	109	1,023

Total comprehensive income for the year	—	—	—	90,031	—	—	(1,368)	2,529	(247)	90,945	251	91,196

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	1,681,717	4	528	—	(528)	—	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options	—	—	—	565	(565)	—	—	—	—	—	—	—
Transferred to special economic zone re-investment reserve	—	—	—	(28,565)	—	28,565	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon) #	—	—	—	(5,434)	—	—	—	—	—	(5,434)	—	(5,434)
Bonus issue of equity shares #	1,508,469,180	3,016	(795)	(1,454)	—	—	—	—	(767)	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share-based payment	—	—	—	6	1,938	—	—	—	—	1,944	—	1,944

Total transactions with owners of the Company	1,510,150,897	3,020	(267)	(34,882)	845	28,565	—	—	(767)	(3,486)	(24)	(3,510)

As at March 31, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves**
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 ##	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balance as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the year
Profit for the year	—	—	—	97,218	—	—	—	—	—	97,218	495	97,713
Other comprehensive income	—	—	—	—	—	—	8,289	(4,730)	896	4,455	158	4,613

Total comprehensive income for the year	—	—	—	97,218	—	—	8,289	(4,730)	896	101,673	653	102,326

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	2,498,925	5	742	—	(742)	—	—	—	—	5	—	5
Buyback of equity shares #	(323,076,923)	(646)	—	(105,000)	—	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback of equity shares	—	—	—	(311)	—	—	—	—	—	(311)	—	(311)
Issue of shares by controlled trust on exercise of options	—	—	—	1,026	(1,026)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	9	1,262	—	—	—	—	1,271	—	1,271
Effect of modification of ADS RSUs from equity settled to cash settled ###	—	—	—	—	(561)	—	—	—	—	(561)	—	(561)
Transferred to special economic zone re-investment reserve	—	—	—	(15,239)	—	15,239	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon) #	—	—	—	(6,863)	—	—	—	—	—	(6,863)	—	(6,863)
Cash dividend paid to Non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	(1,415)	(1,415)

Total transactions with owners of the Company	(320,577,998)	(641)	742	(126,378)	(1,067)	15,239	—	—	646	(111,459)	(1,415)	(112,874)

As at March 31, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves**
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the year
Profit for the year	—	—	—	107,946	—	—	—	—	—	107,946	716	108,662
Other comprehensive income	—	—	—	—	—	—	(603)	4,045	3,290	6,732	(53)	6,679

Total comprehensive income for the year	—	—	—	107,946	—	—	(603)	4,045	3,290	114,678	663	115,341

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	3,281,165	6	866	—	(866)	—	—	—	—	6	—	6
Buyback of equity shares, including tax thereon #	(237,500,000)	(475)	(1,427)	(115,018)	—	—	—	—	475	(116,445)	—	(116,445)
Transaction cost related to buyback of equity shares	—	—	—	(199)	—	—	—	—	—	(199)	—	(199)
Issue of shares by controlled trust on exercise of options *	—	—	—	662	(662)	—	—	—	—	—	—	—
Effect of modification of ADS RSUs from cash settled to equity settled ###	—	—	—	—	739	—	—	—	—	739	—	739
Compensation cost related to employee share-based payment	—	—	—	7	2,310	—	—	—	—	2,317	—	2,317
Transferred from special economic zone re-investment reserve	—	—	—	2,650	—	(2,650)	—	—	—	—	—	—
Cash dividend paid	—	—	—	(5,459)	—	—	—	—	—	(5,459)	(960)	(6,419)
Others	—	—	—	—	—	—	—	—	—	—	(80)	(80)
Total transactions with owners of the Company	(234,218,835)	(469)	(561)	(117,357)	1,521	(2,650)	—	—	475	(119,041)	(1,040)	(120,081)

As at March 31, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		150	10	6,381	42	563	314	24	80	7,564	20	7,584

*

Includes 27,353,853, 22,746,081 and 19,401,215 treasury shares held as at March 31, 2019, 2020 and 2021, respectively by a controlled trust. 2,599,183, 4,607,772 and 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2019, 2020 and 2021, respectively.

**	Refer to Note 20
#	Refer to Note 22
##	Refer to Note 3
###	Refer to Note 30

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2019	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	90,173	97,713	108,662	1,486
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(309)	(11)	(516)	(7)
Depreciation, amortization and impairment expense	19,474	20,862	27,656	378
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	(546)	6,376	(2,251)	(31)
Share-based compensation expense	1,938	1,262	2,310	32
Share of net (profit) /loss of associates accounted for using the equity method	43	(29)	(130)	(2)
Income tax expense	25,242	24,799	30,345	415
Finance and other income, net of finance expense	(17,371)	(18,945)	(16,614)	(227)
(Gain)/loss from sale of business and loss of control in subsidiary, net	(4,344)	(1,144)	81	1
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	1,392	(3,327)	12,848	176
Unbilled receivables and Contract assets	4,580	(3,561)	(1,062)	(15)
Inventories	(566)	2,085	803	11
Other assets	(6,909)	(80)	931	13
Trade payables, accrued expenses, other liabilities and provisions	20,844	(12,401)	5,698	78
Contract liabilities	7,824	(6,572)	3,704	51

Cash generated from operating activities before taxes	141,465	107,027	172,465	2,359
Income taxes paid, net	(25,149)	(6,384)	(24,915)	(341)

Net cash generated from operating activities	116,316	100,643	147,550	2,018

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,781)	(23,497)	(19,577)	(268)
Proceeds from sale of property, plant and equipment	1,940	1,270	753	10
Purchase of investments	(930,614)	(1,178,247)	(1,172,251)	(16,027)
Proceeds from sale of investments	954,954	1,212,826	1,189,059	16,257
Proceeds from sale of hosted data center services business and loss of control in subsidiary, net of related expenses and cash	26,103	—	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	—	(10,003)	(9,873)	(135)
Proceeds from sale of business	—	7,459	—	—
Interest received	20,163	23,837	19,624	268
Dividend received	361	367	4	^

Net cash generated from investing activities	50,126	34,012	7,739	105

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	4	14	6	^

Repayment of loans and borrowings	(104,039)	(132,380)	(97,206)	(1,329)
Proceeds from loans and borrowings	65,161	106,342	103,418	1,414
Repayment of lease liabilities	—	(6,784)	(8,660)	(118)
Payment for deferred contingent consideration in respect of business combination	(265)	—	—	—
Payment for buyback of equity shares, including transaction cost	—	(105,311)	(95,199)	(1,302)
Payment of tax on buyback of equity shares	—	—	(21,445)	(293)
Interest paid	(4,796)	(4,601)	(3,335)	(46)
Payment of cash dividend	(4,504)	(5,689)	(5,459)	(75)
Payment of tax on cash dividend	(930)	(1,174)	—	—
Payment of cash dividend to Non-controlling interest holders	—	(1,415)	(960)	(13)

Net cash used in financing activities	(49,369)	(150,998)	(128,840)	(1,762)

Net increase/ (decrease) in cash and cash equivalents during the year	117,073	(16,343)	26,449	361
Effect of exchange rate changes on cash and cash equivalents	526	1,922	(890)	(12)
Cash and cash equivalents at the beginning of the year	40,926	158,525	144,104	1,970

Cash and cash equivalents at the end of the year (Note 11)	158,525	144,104	169,663	2,319

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.

^	Value is less than 1

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these consolidated financial statements for issue on June 9, 2021.

2. Basis of preparation of consolidated financial statements

(i) Statement of compliance and basis of preparation

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except for new accounting standards adopted by the Company.

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

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss,

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2021, have been translated into United States dollars at the certified foreign exchange rate of $1 = ₹ 73.14 as published by Federal Reserve Board of Governors on March 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

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

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

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

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

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

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee would exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

m)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transactions.

n)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

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

•	financial liabilities which include long and short-term loans and borrowings, bank overdrafts, trade payables and accrued expenses, lease liabilities and eligible current and non-current liabilities.

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

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities.

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

Investments in equity instruments:

The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of income (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognized in other comprehensive income and the gain or loss is not transferred to consolidated statement of income on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognized in the consolidated statement of income.

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

(v) Equity and share capital

a) Share capital and Share premium

The authorized share capital of the Company as at March 31, 2021 is ₹ 25,274 divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 27,353,853, 22,746,081 and 19,401,215 treasury shares as at March 31, 2019, 2020 and 2021, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2019, 2020 and 2021 amounting to ₹ 1,139, ₹ 1,139, and ₹ 1,139 respectively, which is not freely available for distribution.

d) Special Economic Zone Re-Investment reserve

The SEZ Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

e) Share-based payment reserve

The share-based payment reserve is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share-based payment reserve are transferred to share premium upon exercise of stock options and restricted stock unit options by employees.

f) Foreign currency translation reserve (FCTR)

The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

g) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income, net of taxes and presented within equity as cash flow hedging reserve.

h) Other reserves

Changes in the fair value of financial instruments measured at fair value through other comprehensive income and actuarial gains and losses on remeasurements of the defined benefit plans are recognized in other comprehensive income, net of taxes and presented within equity in other reserves.

Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of section 69 of the Companies Act, 2013. Capital redemption reserve amounting to ₹ 1,122 (March 31, 2020: ₹ 647) is not freely available for distribution.

i) Dividend

A final dividend, including tax thereon, on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

j) Buyback of equity shares

The buyback of equity shares and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings.

k) Bonus Issue

For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

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

Capital work-in-progress are measured at cost less accumulated impairment losses, if any.

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

Category	Useful life
Buildings	28 to 40 years
Plant and equipment	5 to 21 years
Computer equipment and software	2 to 7 years
Furniture, fixtures and equipment	3 to 10 years
Vehicles	4 to 5 years

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

Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of.

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

The estimated useful life of amortizable intangibles is reviewed and where appropriate are adjusted, annually. The estimated useful lives of the amortizable intangible assets for the current and comparative periods are as follows:

Category	Useful life
Customer-related intangibles	0.75 to 15 years
Marketing related intangibles	3 to 10 years

(viii) Leases

On April 1, 2019, the Company adopted IFRS 16 “Leases”, which applied to all lease contracts outstanding as at April 1, 2019, using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings.

The Company has made use of the following practical expedients available in its transition to IFRS 16:—

a)

The Company will not reassess whether a contract is or contains a lease. Accordingly, the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to lease contracts entered by the Company or modified by the Company before April 1, 2019,

b)

The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment. Consequently, the Company has recorded its lease liability using the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right-of-use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted using the incremental borrowing rate at the date of initial application,

c)	The Company excluded the initial direct costs from measurement of the Right-of-Use (“RoU”) asset,

d)	The Company does not recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rates applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	the Company has recognized right-of-use assets of ₹ 13,630 and corresponding lease liability of ₹ 15,379,

b)

the net carrying value of assets procured under the finance lease of ₹ 1,243 (gross carrying value and accumulated depreciation of ₹ 3,420 and ₹ 2,177, respectively) have been reclassified from property, plant and equipment to right- of-use assets,

c)	the obligations under finance leases of ₹ 2,002 (non-current and current obligation under finance leases ₹ 496 and ₹ 1,506, respectively) have been reclassified to lease liabilities,

d)	prepaid rent on leasehold land and other assets, which were earlier classified under “Other Assets” have been reclassified to right-of-use assets by ₹ 2,222.

The adoption of the new standard has resulted in a reduction of ₹ 872 in retained earnings, net of deferred tax asset of ₹ 138.

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to –

(a) control use of an identified asset,

(b) obtain substantially all the economic benefits from use of the identified asset, and

(c) direct the use of the identified asset.

The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option.

The Company at the commencement of the lease contract recognizes a RoU asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value assets. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment.

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

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

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

b) Non-financial assets

The Company assesses long-lived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets.

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

The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially. An impairment in respect of goodwill is not reversed.

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

Remeasurements of the defined benefit plans, comprising actuarial gains or losses, and the return on plan assets (excluding interest) are immediately recognized in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period.

Net interest recognized in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate, is recognized as part of remeasurements of the defined benefit plans through other comprehensive income, net of taxes.

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

The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lumpsum payment as set out in rules of each fund.

The Company’s obligations in respect of the above plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. The Company recognizes remeasurement gains and losses of the net defined benefit liability / (asset) in other comprehensive income, net of taxes.

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

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation.

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

Effective April 1, 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The adoption of the new standard has resulted in a reduction of ₹ 2,279 in opening retained earnings, primarily relating to certain contract costs because these do not meet the criteria for recognition as costs to fulfil a contract.

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

B. Fixed-price contracts

i. Fixed-price development contracts

Revenues from fixed-price development contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.

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

Unbilled receivables on other than fixed-price development contracts are classified as a financial asset where the right to consideration is unconditional and only the passage of time is required before the payment is due.

ii. Maintenance contracts

Revenues related to fixed-price maintenance contracts are recognized on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive.

Revenue for contracts in which the invoicing is representative of the value being delivered is recognized based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method.

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

(xv) Finance expenses

Finance expenses comprises interest cost on borrowings, lease liabilities and net defined benefit liability, gains or losses arising on re-measurement of financial assets measured at FVTPL, gains/ (losses) on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

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

The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(xviii) Earnings per share

Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors.

(xix) Statement of cash flows

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

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2020:

Amendment to IFRS 3 - Business combination

The International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The adoption of amendment to IFRS 3 is applicable to new acquisition on a prospective basis and did not have any impact on the consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. The adoption of amendment to IFRS 9, IAS 39 and IFRS 7 did not have any significant material impact on the consolidated financial statements of the Company.

Amendment to IAS 1 and IAS 8 – Definition of Material

The IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make based on those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. The adoption of the amendment to IAS 1 and IAS 8 did not have any material impact on its evaluation of materiality in relation to the consolidated financial statements.

Amendment to IFRS 16 – Leases

The IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before June 30, 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. Accordingly, the Company recognized ₹ 61 as reversal of lease liability in the consolidated statement of income for the year ended March 31, 2021.On 31 March 2021, the IASB has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022. The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2020 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards—2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. These amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of the amendment on the consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments provided ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively, but changes in accounting policies are applied retrospectively. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 12 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹	3,697	₹	27,490	₹	88,946	₹	16,505	₹	948	₹	137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation and impairment **		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹	81,120

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Translation adjustment		5		100		303		25		(1)		432
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Translation adjustment		—		32		174		11		—		217
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

*	Including net carrying value of computer equipment and software amounting to ₹ 16,844 and ₹ 18,508, as at March 31, 2020 and 2021, respectively.
**	Includes impairment charge on certain software platforms amounting to ₹ 1,480, Nil and ₹ 285 for the year ended March 31, 2019, 2020 and 2021, respectively.

5. Right-of-Use assets

	Category of RoU asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941

Net carrying value as at March 31, 2020									₹	16,748

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436

Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71
As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

*	Includes computer equipment.

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2020	2021
Interest expenses on lease liabilities	₹ 914	₹ 798
Rent expense pertaining to leases of low-value assets recognized under facility expenses	44	53
Rent expense pertaining to leases with less than twelve months of lease term recognized under facility expenses	2,085	1,876

	₹ 3,043	₹ 2,727

Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets is not material.

As of March 31, 2020 and 2021, the Company is committed to certain leases amounting to ₹ 1,399 and ₹ 2,468, respectively, which have not yet commenced. The term of such leases ranges from 2 to 10 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2020		2021
Balance at the beginning of the year	₹	116,980	₹	131,012
Translation adjustment		9,199		(1,357)
Acquisition through business combinations* (Refer to Note 7)		4,833		9,472

Balance at the end of the year	₹	131,012	₹	139,127

*	Acquisition through business combinations for the year ended March 31, 2021 is net of ₹ (72) towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020.

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2020 and 2021 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

During the year ended March 31, 2021, the Company re-organized its IT Services segment from seven industry verticals to four Strategic Market Units (Refer to Note 34). Accordingly, goodwill has been re-allocated to the CGUs, using a relative value approach as at March 31, 2020 and 2021 as follows:

	Year ended March 31,
CGUs	2020		2021
Americas 1	₹	63,432	₹	64,573
Americas 2		32,392		34,038
Europe		22,149		26,641
Asia Pacific Middle East Africa		13,039		13,875

	₹	131,012	₹	139,127

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2020 and 2021, as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations (Refer to Note 7)		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization and impairment *		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Translation adjustment		(56)		(159)		(215)
Acquisition through business combinations (Refer to Note 7)		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Translation adjustment		(142)		(116)		(258)
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

*	includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 838, ₹ Nil and ₹ 1,879 for the year ended March 31, 2019, 2020 and 2021, respectively.

*

During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge ₹ 1,879 for the year ended March 31, 2021 respectively, as part of amortization and impairment.

*

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ Nil, ₹ Nil and ₹ 795 for the year ended March 31, 2019, 2020 and 2021, respectively, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2021, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period
ATCO I-Tek	₹	1,920	0.33 years
Vara Infotech Private Limited		1,888	5.5 - 8.5 years
Rational Interaction, Inc.		1,799	1.92 - 5.92 years
Eximius Design, LLC		1,701	0.75 - 6.42 years
4C NV		770	0.83 - 4.42 years
IVIA Serviços de Informática Ltda		343	4.42 years
Appirio Inc.		302	0.67 years
Cellent AG		289	1.75 years
International TechneGroup Incorporated		287	3.5 years
Encore Theme Technologies Private Limited		161	2.75 - 4.75 years
Others		3,625	0.25 - 11.25 years

Total		13,085

7. Business combination

Summary of acquisitions during the year ended March 31, 2020 is given below:

During the year ended March 31, 2020, the Company has completed three business combinations (which both individually and in aggregate are not material) for a total consideration (upfront cash payout to acquire control) of ₹ 10,403. These include:

a)	₹ 3,289 towards taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited on September 30, 2019.

b)	₹ 3,283 towards acquisition of International TechneGroup Incorporated, on October 1, 2019, a global digital engineering and manufacturing solutions company.

c)	₹ 3,831 towards acquisition of Rational Interaction, Inc, on February 21, 2020, a digital customer experience management company.

The following table presents the final purchase price allocation:

Description	Purchase price allocated
Net assets	₹	949
Customer related intangibles		4,535
Other intangible assets		371
Deferred tax liabilities on intangible assets		(213)

Total	₹	5,642
Goodwill		4,761

Total purchase price	₹	10,403

Net assets acquired include ₹ 324 of cash and cash equivalents and trade receivables valued at ₹ 809.

The goodwill of ₹ 4,761 comprises value of acquired workforce and expected synergies arising from the business combinations. The goodwill was allocated to IT Services segment and is partially deductible for income tax purposes in India and United States.

Summary of acquisitions during the year ended March 31, 2021 is given below:

During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 13,724. These include:

a)	₹ 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil.

b)	₹ 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East

c)

₹ 841 towards acquisition of Encore Theme Technologies Private Limited (“ETT’), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and

d)

₹ 5,972 towards acquisition of Eximius Design, LLC and and Eximius Design India Private Limited (“Eximius’) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design.

The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	1,324
Customer related intangibles		2,460
Marketing related intangibles		828
Deferred tax liabilities on intangible assets		(432)

Total	₹	4,180
Goodwill		9,544

Total purchase price	₹	13,724

The total consideration for IVIA includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023, and range of contingent consideration payable is between ₹ Nil and ₹ 746. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 525 as of the date of acquisition. The fair value of discounted contingent consideration of ₹ 460 is recorded as part of provisional purchase price allocation.

The total consideration for ETT includes a contingent consideration linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022, and range of contingent consideration payable is between ₹ Nil and ₹ 305. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 215 as of the date of acquisition. The fair value of discounted contingent consideration of ₹ 196 is recorded as part of provisional purchase price allocation.

The total consideration for Eximius includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023, and range of contingent consideration payable is between ₹ Nil and ₹ 1,738. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,695 as of the date of acquisition. The fair value of discounted contingent consideration of ₹ 1,637 is recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 1,000 of cash and cash equivalents and trade receivables valued at ₹ 1,157.

The goodwill of ₹ 9,544 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States.

The transaction costs of ₹ 175 related to the above acquisitions have been included in general and administrative expenses in the consolidated statement of income.

The pro-forma effects of these business combinations on the Company’s results were not material.

Acquisition consummated after March 31, 2021

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries, for a total cash consideration of ₹ 108,760. The acquisition was consummated on April 29, 2021. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	4,398
Customer related intangibles		24,284
Marketing related intangibles		8,048
Deferred tax liabilities on intangible assets		(9,376)

Total	₹	27,354
Goodwill		81,406

Total purchase price	₹	108,760

The goodwill of ₹ 81,406 comprises value of acquired workforce and expected synergies arising from the business combinations. This acquisition will make the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, clients will gain access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

8. Investments

	As at March 31,
	2020		2021
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	9,297	₹	10,572
Financial instruments at amortized cost
Inter corporate and term deposits *		5		4

	₹	9,302	₹	10,576
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	14,795	₹	23,502
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		155,587		131,382
Financial instruments at amortized cost
Inter corporate and term deposits*		19,253		20,823

	₹	189,635	₹	175,707

Total	₹	198,937	₹	186,283

* These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 4 and ₹ 615, respectively (March 31, 2020: Term deposits non-current of ₹ 5 and Term deposits current of ₹ 796).

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2020 and 2021. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2020		2021
Carrying amount of the Company’s interest in associates accounted for using the equity method	₹	1,383	₹	1,464

	For the year ended March 31,
	2019	2020		2021
Company’s share of net profit /(loss) of associates accounted for using the equity method in consolidated statement of income	₹ (43)	₹	29	₹	130

Details of investments in equity instruments- classified as FVTOCI

	Carrying value
	As at March 31,
Particulars	2020		2021
Non-current
Ensono Holdings, LLC	₹	2,733	₹	2,665
TLV Partners		567		804
Immuta, Inc.		—		714
Tricentis Corporation		588		674
IntSights Cyber Intelligence Limited		641		620
Vectra Networks, Inc		582		562
Incorta Inc, Ltd.		529		512
YugaByte, Inc.		—		494
Tradeshift Inc.		510		367
Harte Hanks Inc.		119		319
Vicarious FPC, Inc.		244		309
TLV Partners II, L.P.		190		295
Avaamo Inc.		260		252
B Capital Fund II, L.P.		118		220
Vulcan Cyber Ltd.		—		219
CyCognito		99		216
Moogsoft (Herd) Inc.		227		179
Work-Bench Ventures II-A, LP		118		170
Boldstart Ventures IV, L.P.		49		156
Sealights Technologies Ltd		151		146
CloudKnox Security Inc.		151		146
Headspin Inc		849		140
Glilot Capital Partners III L.P.		28		87
Boldstart Opportunities II, L.P.		—		79
TLV Partners III, L,P.		14		73
Wep Peripherals Ltd.		68		60
Altizon Systems Private Limited		38		38
Wep Solutions Limited		27		26
Drivestream India Private Limited		19		19
Work-Bench Ventures III-A, LP		—		11
CloudGenix		378		—

Total	₹	9,297	₹	10,572

9. Trade receivables

	As at March 31,
	2020		2021
Trade receivables	₹	124,460	₹	109,733
Allowance for lifetime expected credit loss		(13,937)		(11,077)

	₹	110,523	₹	98,656

Non-current		6,049		4,358
Current		104,474		94,298

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2020		2021
Balance at the beginning of the year	₹	14,824	₹	13,937
Additions during the year, net (Refer to Note 25)		1,043		1,506
Charged against allowance		(2,139)		(4,381)
Translation adjustment		209		15

Balance at the end of the year	₹	13,937	₹	11,077

10. Inventories

	As at March 31,
	2020		2021
Stores and spare parts	₹	613	₹	127
Finished and traded goods		1,252		937

	₹	1,865	₹	1,064

11. Cash and cash equivalents

	As at March 31,
	2019		2020		2021
Cash and bank balances	₹	41,966	₹	34,087	₹	68,842
Demand deposits with banks *		116,563		110,412		100,951

	₹	158,529	₹	144,499	₹	169,793

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31,
	2019		2020		2021
Cash and cash equivalents (as above)	₹	158,529	₹	144,499	₹	169,793
Bank overdrafts		(4)		(395)		(130)

	₹	158,525	₹	144,104	₹	169,663

12. Other financial assets

	As at March 31,
	2020		2021
Non-current
Security deposits	₹	1,581	₹	1,477
Interest receivables		1,139		1,139
Finance lease receivables		2,359		3,144
Others		802		328

	₹	5,881	₹	6,088
Current
Security deposits	₹	1,127	₹	1,149
Dues from officers and employees		1,040		411
Interest receivables		2,581		1,628
Finance lease receivables		2,811		3,438
Others		1,055		619

	₹	8,614	₹	7,245

	₹	14,495	₹	13,333

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,
	2020		2021		2020		2021
Not later than one year	₹	2,986	₹	3,636	₹	2,811	₹	3,438
Later than one year but not later than five years		2,473		3,264		2,359		3,144

Gross investment in lease		5,459		6,900		5,170		6,582
Less: Unearned finance income		(289)		(318)		—		—

Present value of minimum lease payment receivables	₹	5,170	₹	6,582	₹	5,170	₹	6,582

Non-current finance lease receivables						2,359		3,144
Current finance lease receivables						2,811		3,438

13. Other assets

	As at March 31,
	2020		2021
Non-current
Prepaid expenses	₹	4,535	₹	3,417
Costs to obtain contract*		4,030		3,413
Costs to fulfil contract		305		337
Others (Refer to Note 35)		3,065		8,768

	₹	11,935	₹	15,935
Current
Prepaid expenses	₹	9,876	₹	12,121
Dues from officers and employees		310		105
Advance to suppliers		3,121		3,199
Balance with GST and other authorities		7,805		7,903
Costs to obtain contract*		1,258		759
Costs to fulfil contract		—		53
Others		135		783

	₹	22,505	₹	24,923

	₹	34,440	₹	40,858

*	Amortization during the year ended March 31, 2020 and 2021 amounting to ₹ 1,237 and ₹ 1,257 respectively.

14. Loans, borrowings and bank overdrafts

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 54,020 and ₹ 60,363, as at March 31, 2020 and 2021, respectively. The principal source of borrowings from banks as at March 31, 2021 primarily consists of lines of credit of approximately ₹ 66,533, U.S. Dollar (U.S.$) 593 million, Canadian Dollar (CAD) 73 million, Saudi Riyal (SAR) 20 million, Euro (EUR) 33 million, Pound Sterling (GBP) 6 million, Qatari Riyal (QAR) 10 million, Brazilian Real (BRL) 13 million, Australian Dollar (AUD $) 150 million, Bahraini Dinar (BHD) 1 million and Indonesian Rupiah (IDR) 13,000 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2021, the Company has unutilized lines of credit aggregating ₹ 8,620, U.S.$ 593 million, CAD 33 million, SAR 20 million, EUR 33 million, GBP 6 million, QAR 10 million, BRL 3 million, AUD $ 150 million, BHD 1 million, and IDR 13,000 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 41,597 and ₹ 56,421, as at March 31, 2020 and 2021, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2020, and 2021, an amount of ₹ 22,790, and ₹ 39,293, respectively, was unutilized out of these non-fund based facilities.

Long-term loans and borrowings

	As at March 31, 2020			As at March 31, 2021
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Interest rate	Final maturity
Unsecured loans
U.S. Dollar (U.S.$)	311		23,478	310		22,671	1.04% - 3.81%	March-24
Canadian Dollar (CAD)	^		25	^		10	1.48% - 3.26%	July-21
Indian Rupee (INR)	—		440	—		240	8.29% - 9.35%	March-24
Australian Dollar (AUD)	1		44	^		26	4.65%	January-22
Pound Sterling (GBP)	^		22	^		12	2.93%	February-22
Euro (EUR)	^		13	^		10	2.87%	April-23

		₹	24,022		₹	22,969

Non-current portion of long-term loans and borrowings			4,840			7,458
Current portion of long-term loans and borrowings			19,182			15,511

^	Value is less than 1

Cash and non-cash changes in liabilities arising from financing activities:

					Non-cash changes
	April 1, 2019		Cash flow		IFRS 16 adoption		Net additions to lease liabilities		Foreign exchange movements		March 31, 2020
Borrowings		97,461		(26,038)		—		—		6,224		77,647
Bank overdrafts		4		391		—		—		—		395
Obligations under finance leases		2,002		—		(2,002)		—		—		—
Lease Liabilities		—		(6,784)		17,381		7,942		659		19,198

	₹	99,467	₹	(32,431)	₹	15,379	₹	7,942	₹	6,883	₹	97,240

					Non-cash changes
	April 1, 2020		Cash flow		Net additions to lease liabilities		Foreign exchange movements		March 31, 2021
Borrowings	₹	77,647	₹	6,212	₹	—	₹	(657)	₹	83,202
Bank overdrafts		395		(265)		—		—		130
Lease Liabilities		19,198		(8,660)		10,404		240		21,182

	₹	97,240	₹	(2,713)	₹	10,404	₹	(417)	₹	104,514

Significant portion of loans, borrowings and bank overdrafts bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

The terms of the other secured and unsecured loans and borrowings also contain certain restrictive covenants primarily requiring the Company to maintain certain financial ratios. As at March 31, 2020 and 2021, the Company has met all the covenants under these arrangements.

Interest expense on loans, borrowings and bank overdrafts was ₹ 4,058, ₹ 3,166, and ₹ 1,897 for the year ended March 31, 2019, 2020 and 2021, respectively.

15. Trade payables and accrued expenses

	As at March 31,
	2020		2021
Trade payables	₹	27,053	₹	23,232
Accrued expenses		51,076		55,638

	₹	78,129	₹	78,870

16. Other financial liabilities

	As at March 31,
	2020		2021
Non-current
Cash Settled ADS RSUs (Refer to Note 30)	₹	146	₹	7
Contingent consideration (Refer to Note 7)		—		2,158
Advance from customers		—		123
Deposits and others		5		3

	₹	151	₹	2,291
Current
Cash Settled ADS RSUs (Refer to Note 30)	₹	350	₹	24
Contingent consideration (Refer to Note 7)		—		135
Advance from customers		—		496
Deposits and others		549		815

	₹	899	₹	1,470

	₹	1,050	₹	3,761

17. Other liabilities

	As at March 31,
	2020		2021
Non-current
Employee benefits obligations	₹	3,767	₹	3,055
Others		3,770		4,780

	₹	7,537	₹	7,835
Current
Statutory and other liabilities	₹	4,919	₹	9,266
Employee benefits obligations		12,356		14,401
Advance from customers		1,464		362
Others		515		523

	₹	19,254	₹	24,552

	₹	26,791	₹	32,387

18. Provisions

	As at March 31,
	2020		2021
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	317	₹	213
Others		295		463

	₹	612	₹	676

	₹	614	₹	678

A summary of activity in provision for warranty and other provisions is as follows:

	Year ended March 31, 2020						Year ended March 31, 2021
	Provision for warranty		Others		Total		Provision for warranty		Others		Total
Balance at the beginning of the year	₹	277	₹	363	₹	640	₹	319	₹	295	₹	614
Additional provision during the year		360		98		458		245		270		515
Utilized/written-back during the year		(318)		(166)		(484)		(349)		(102)		(451)

Balance at the end of the year	₹	319	₹	295	₹	614	₹	215	₹	463	₹	678

Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

19. Financial instruments

Financial assets and liabilities (carrying value / fair value)

	As at March 31,
	2020		2021
Assets:
Cash and cash equivalents	₹	144,499	₹	169,793
Investments
Financial instruments at FVTPL		14,795		23,502
Financial instruments at FVTOCI		164,884		141,954
Financial instruments at Amortized cost		19,258		20,827
Other financial assets
Trade receivables		110,523		98,656
Unbilled receivables		25,209		27,124
Other assets		14,495		13,333
Derivative assets		3,025		4,080

	₹	496,688	₹	499,269

Liabilities:
Trade payables and other payables
Trade payables and accrued expenses	₹	78,129	₹	78,870
Lease liabilities		19,198		21,182
Other liabilities		1,050		3,761
Loans, borrowings and bank overdrafts		78,042		83,332
Derivative liabilities		7,369		1,070

	₹	183,788	₹	188,215

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized other financial assets presented in the statement of financial position
As at March 31, 2020	₹	157,304	₹	(7,077)	₹	150,227
As at March 31, 2021	₹	146,709	₹	(7,596)	₹	139,113

	Financial liabilities
	Gross amounts of recognized trade payables and other payables		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized trade payables and other payables presented in the statement of financial position
As at March 31, 2020	₹	86,256	₹	(7,077)	₹	79,179
As at March 31, 2021	₹	90,227	₹	(7,596)	₹	82,631

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and 2021, the carrying value of such receivables, net of allowances approximates the fair value.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2020								As at March 31, 2021
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	1,382	₹	—	₹	1,382	₹	—	₹	2,998	₹	—	₹	2,998	₹	—
Others		1,643		—		1,643		—		1,082		—		1,082		—
Investments:
Investment in liquid and short-term mutual funds		14,795		14,795		—		—		23,502		23,502		—		—
Investment in equity instruments		9,297		—		119		9,178		10,572		26		319		10,227
Commercial paper, Certificate of deposits and bonds		155,587		12,983		142,604		—		131,382		2,217		129,165		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(4,057)	₹	—	₹	(4,057)	₹	—	₹	(816)	₹	—	₹	(816)	₹	—
Others		(3,312)		—		(3,312)		—		(254)		—		(254)		—
Contingent consideration (Refer to Note 7)		—		—		—		—		(2,293)		—		—		(2,293)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches.

Details of assets and liabilities considered under Level 3 classification

	As at March 31,
Investment in equity instruments	2020		2021
Balance at the beginning of the year	₹	6,668	₹	9,178
Additions		2,124		1,575
Disposals		(1,327)		(1,256)
Transfers out of level 3		—		(27)
Gain/(loss) recognized in foreign currency translation reserve		855		(252)
Gain recognized in other comprehensive income		858		1,009

Balance at the end of the year	₹	9,178	₹	10,227

	As at March 31,
Contingent consideration	2020		2021
Balance at the beginning of the year	₹	—	₹	—
Additions (Refer to Note 7)		—		(2,293)
Finance expense recognized in statement of income		—		(25)
Gain/(loss) recognized in foreign currency translation reserve		—		25

Balance at the end of the year	₹	—	₹	(2,293)

During the year ended March 31, 2021, as a result of M&A transactions, the Company sold its shares in CloudGenix and Emailage Corp at a fair value of ₹ 1,256 and recognized a cumulative gain of ₹ 884 in other comprehensive income.

Description of significant unobservable inputs to valuation:

As at March 31, 2020
Items	Valuation technique	Significant unobservable input	Input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity	Discounted	Long term growth rate	3.0%	0.5%	298	(273)
investments	cash flow model	Discount rate	11.6%	0.5%	(388)	404

As at March 31, 2021
Items	Valuation technique	Significant unobservable input	Input	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity	Discounted	Long term growth rate	3.0%	0.5%	304	(295)
investments	cash flow model	Discount rate	10.9%	0.5%	(393)	395

As at March 31, 2020 and 2021, 0.5 percentage point increase/(decrease) in the unobservable inputs used in fair valuation of other Level 3 assets does not have a significant impact in its value.

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

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at March 31,
	2020				2021
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,011	₹	(2,902)	USD	1,577	₹	2,293
	€	121	₹	231	€	109	₹	114
	£	52	₹	240	£	96	₹	(254)
	AUD	144	₹	741	AUD	103	₹	(246)
Range forward option contracts	USD	474	₹	(1,057)	USD	138	₹	385
	€	39	₹	85	€	20	₹	24
	£	98	₹	(13)	£	55	₹	(116)
	AUD	—	₹	—	AUD	34	₹	(18)
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,314	₹	(3,116)	USD	1,638	₹	480
	€	59	₹	34	€	99	₹	202
	£	81	₹	112	£	104	₹	98
	AUD	56	₹	115	AUD	29	₹	11
	SGD	7	₹	8	SGD	9	₹	5
	ZAR	17	₹	1	ZAR	22	₹	(1)
	CAD	51	₹	153	CAD	30	₹	3
	SAR	60	₹	(1)	SAR	137	₹	(1)
	PLN	34	₹	13	PLN	8	₹	2
	CHF	7	₹	4	CHF	10	₹	13
	QAR	19	₹	(8)	QAR	15	₹	(6)
	TRY	30	₹	31	TRY	47	₹	42
	NOK	19	₹	16	NOK	4	₹	^
	OMR	2	₹	1	OMR	2	₹	(1)
	SEK	13	₹	4	SEK	42	₹	10
	MYR	20	₹	1	MYR	—	₹	—
	JPY	325	₹	^	JPY	370	₹	6

Buy: Forward contracts	USD	480	₹	972	USD	—	₹	—
	MXN	11	₹	(9)	MXN	—	₹	—
	SEK	—	₹	—	SEK	37	₹	(15)
	DKK	9	₹	^	DKK	45	₹	(12)
	CHF	—	₹	—	CHF	2	₹	(6)
	RMB	—	₹	—	RMB	30	₹	(2)
	AED	—	₹	—	AED	9	₹	^

			₹	(4,344)			₹	3,010

*	USD 1,314 and USD 1,638 includes USD/PHP sell forward of USD 176 and USD 244 as at March 31, 2020 and 2021, respectively.
^	Value is less than ₹ 1

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2020		2021
Balance as at the beginning of the year	₹	3,019	₹	(2,876)

Deferred cancellation gain/ (loss), net		(201)		—
Changes in fair value of effective portion of derivatives		(2,312)		4,753
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions *		(3,382)		305

Gain/(loss) on cash flow hedging derivatives, net	₹	(5,895)	₹	5,058
Balance as at the end of the year		(2,876)		2,182
Deferred tax thereon		561		(452)

Balance as at the end of the year, net of deferred tax	₹	(2,315)	₹	1,730

*

Includes net (gain)/loss reclassified to revenue of ₹ (4,761) and ₹ 58 for the year ended March 31, 2020 and 2021, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 1,379 and ₹ 247 for the year ended March 31, 2020 and 2021, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2021 are expected to occur and be reclassified to the consolidated statement of income over a period of two years.

As at March 31, 2020 and 2021 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2019, 2020 and 2021 is not material.

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

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.

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

As at March 31, 2021, a ₹ 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 3,095 (consolidated statement of income ₹ 1,395 and other comprehensive income ₹ 1,700) decrease in the fair value, and a ₹ 1 decrease would result in approximately ₹ 2,845 (consolidated statement of income ₹ 1,395 and other comprehensive income ₹ 1,450) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2020 and 2021:

	As at March 31, 2020
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	42,329	₹	8,860	₹	7,735	₹	3,044	₹	1,388	₹	4,522	₹	67,878
Unbilled receivables		11,127		1,030		2,221		784		291		1,126		16,579
Contract assets		5,517		1,559		2,850		654		146		790		11,516
Cash and cash equivalents		13,481		3,978		1,697		586		1,292		1,733		22,767
Other assets		49,835		4,314		3,283		413		1,447		1,805		61,097
Loans, borrowings and bank overdrafts		(36,578)		—		—		—		—		—		(36,578)
Lease Liabilities		(3,393)		(2,606)		(373)		(214)		(16)		(1,412)		(8,014)
Trade payables, accrued expenses and other liabilities		(27,457)		(3,419)		(3,718)		(1,228)		(605)		(3,087)		(39,514)

Net assets/ (liabilities)	₹	54,861	₹	13,716	₹	13,695	₹	4,039	₹	3,943	₹	5,477	₹	95,731

	As at March 31, 2021
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	33,421	₹	9,094	₹	9,334	₹	4,101	₹	1,436	₹	4,196	₹	61,582
Unbilled receivables		9,255		1,681		1,740		803		283		821		14,583
Contract assets		5,111		1,121		2,755		838		102		536		10,463
Cash and cash equivalents		11,838		1,385		2,052		765		1,876		2,728		20,644
Other assets		73,212		3,981		9,116		2		891		3,479		90,681
Lease Liabilities		(3,800)		(2,684)		(1,575)		(202)		(117)		(1,548)		(9,926)
Trade payables, accrued expenses and other liabilities		(23,187)		(3,569)		(4,370)		(1,415)		(350)		(2,622)		(35,513)

Net assets/ (liabilities)	₹	105,850	₹	11,009	₹	19,052	₹	4,892	₹	4,121	₹	7,590	₹	152,514

#	Other currencies reflect currencies such as Japanese Yen, Swiss Franc, Saudi Riyal etc.

As at March 31, 2020 and 2021, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 957 and ₹ 1,525, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2021, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 829.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2020 and 2021, or revenues for the year ended March 31, 2019, 2020 and 2021. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2021, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2020
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total
Loans, borrowings and bank overdrafts *	₹	78,042	₹	74,663	₹	4,761	₹	119	₹	—	₹	79,543
Lease Liabilities *		19,198		7,322		6,128		5,425		2,192		21,067
Trade payables and accrued expenses		78,129		78,129		—		—		—		78,129
Derivative liabilities		7,369		7,231		90		48		—		7,369
Other liabilities		1,050		899		88		63		—		1,050

	As at March 31, 2021
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total
Loans, borrowings and bank overdrafts *	₹	83,332	₹	77,609	₹	166	₹	7,441	₹	—	₹	85,216
Lease Liabilities *		21,182		8,398		6,317		6,017		2,091		22,823
Trade payables and accrued expenses		78,870		78,870		—		—		—		78,870
Derivative liabilities		1,070		1,070		—		—		—		1,070
Other liabilities		3,761		1,473		1,330		1,077		—		3,880

*	Includes future cash outflow towards estimated interest on borrowings and lease liabilities

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2020		2021
Cash and cash equivalents	₹	144,499	₹	169,793
Investments		189,635		175,707
Loans, borrowings and bank overdrafts		(78,042)		(83,332)

	₹	256,092	₹	262,168

20. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2020		2021
Balance at the beginning of the year	₹	15,250	₹	23,539
Translation difference related to foreign operations, net		8,289		(603)

Balance at the end of the year	₹	23,539	₹	22,936

The movement in other reserve is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in Debt instruments measured at fair value through OCI		Investment in Equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2018	₹	(305)	₹	1,182	₹	(98)	₹	768
Other comprehensive income		235		(18)		(464)		—
Bonus issue of equity shares		—		—		—		(767)
As at March 31, 2019	₹	(70)	₹	1,164	₹	(562)	₹	1

As at April 1, 2019	₹	(70)	₹	1,164	₹	(562)	₹	1
Other comprehensive income		(1,050)		1,222		724		—
Buyback of equity shares		—		—		—		646
As at March 31, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647

As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		223		1,851		1,216		—
Buyback of equity shares		—		—		—		475
As at March 31, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122

21. Income taxes

	Year ended March 31,
	2019		2020		2021
Income tax expense as per the consolidated statement of income	₹	25,242	₹	24,799	₹	30,345
Income tax included in other comprehensive income on:
Unrealized gains/(losses) on investment securities		(65)		(230)		226
Gains/(losses) on cash flow hedging derivatives		633		(1,165)		1,013
Remeasurements of the defined benefit plans		47		(196)		111

	₹	25,857	₹	23,208	₹	31,695

Income tax expense consist of the following:

	Year ended March 31,
	2019		2020		2021
Current taxes
Domestic	₹	17,987	₹	18,437	₹	19,773
Foreign		5,663		5,887		6,292

		23,650		24,324		26,065
Deferred taxes
Domestic		(180)		1,624		3,982
Foreign		1,772		(1,149)		298

		1,592		475		4,280

	₹	25,242	₹	24,799	₹	30,345

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2019		2020		2021
Profit before taxes	₹	115,415	₹	122,512	₹	139,007
Enacted income tax rate in India		34.94%		34.94%		34.94%

Computed expected tax expense		40,326		42,806		48,569
Effect of:
Income exempt from tax		(18,469)		(12,930)		(12,697)
Basis differences that will reverse during a tax holiday period		(796)		480		(2,268)
Income taxed at higher/ (lower) rates		(1,002)		(3,122)		(2,381)
Taxes related to income of prior years		(2,267)		(116)		(3,861)
Changes in unrecognized deferred tax assets		3,972		(3,898)		1,096
Expenses disallowed for tax purpose		3,503		1,785		1,879
Others, net		(25)		(206)		8

Income tax expense	₹	25,242	₹	24,799	₹	30,345

Effective income tax rate		21.87%		20.24%		21.83%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2020		2021
Carry forward losses *	₹	2,044	₹	1,637
Trade payables, accrued expenses and other liabilities		4,994		5,115
Allowances for lifetime expected credit loss		3,921		3,208
Minimum alternate tax		3,425		—
Cash flow hedges		561		—
Contract asset		—		91
Others		—		90

		14,945		10,141

Property, plant and equipment		(686)		(1,268)
Amortizable goodwill		(2,166)		(2,065)
Intangible assets		(1,541)		(1,249)
Interest income and fair value movement of investments		(626)		(1,582)
Cash flow hedges		—		(452)
Contract liabilities		(11)		—
SEZ Re-investment Reserve		(6,614)		(6,494)
Others		(121)		—

		(11,765)		(13,110)

Net deferred tax assets	₹	3,180	₹	(2,969)
Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	6,005	₹	1,664
Deferred tax liabilities	₹	(2,825)	₹	(4,633)

*	Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2019	As at April 1, 2018		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		Others		As at March 31, 2019
Carry forward losses	₹	5,694	₹	(2,879)	₹	334	₹	—	₹	3,149
Trade payables, accrued expenses and other liabilities		3,107		295		(22)		333		3,713
Allowances for lifetime expected credit loss		4,499		9		2		11		4,521
Minimum alternate tax		74		(74)		—		—		—
Property, plant and equipment		(2,166)		219		(94)		201		(1,840)
Amortizable goodwill		(1,810)		16		(105)		—		(1,899)
Intangible assets		(3,190)		1,076		(181)		—		(2,295)
Interest income and fair value movement of investments		(1,712)		186		71		—		(1,455)
Cash flow hedges		29		—		(633)		—		(604)
Contract liabilities		(273)		(1)		(15)		—		(289)
SEZ Re-investment Reserve		—		(1,132)		—		—		(1,132)
Others		(403)		693		27		1		318

Total	₹	3,849	₹	(1,592)	₹	(616)	₹	546	₹	2,187

Movement during the year ended March 31, 2020	As at April 1, 2019		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		On account of business combination		As at March 31, 2020
Carry forward losses	₹	3,149	₹	(1,287)	₹	182	₹	—	₹	2,044
Trade payables, accrued expenses and other liabilities		3,713		1,033		248		—		4,994
Allowances for lifetime expected credit loss		4,521		(591)		(9)		—		3,921
Minimum alternate tax		—		3,425		—		—		3,425
Property, plant and equipment		(1,840)		1,150		4		—		(686)
Amortizable goodwill		(1,899)		(92)		(175)		—		(2,166)
Intangible assets		(2,295)		1,021		(90)		(177)		(1,541)
Interest income and fair value movement of investments		(1,455)		599		230		—		(626)
Cash flow hedges		(604)		—		1,165		—		561
Contract liabilities		(289)		285		(7)		—		(11)
SEZ Re-investment Reserve		(1,132)		(5,482)		—		—		(6,614)
Others		318		(536)		97		—		(121)

Total	₹	2,187	₹	(475)	₹	1,645	₹	(177)	₹	3,180

Movement during the year ended March 31, 2021	As at April 1, 2020		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		Others		As at March 31, 2021
Carry forward losses	₹	2,044	₹	(230)	₹	(22)	₹	(155)	₹	1,637
Trade payables, accrued expenses and other liabilities		4,994		279		(171)		13		5,115
Allowances for lifetime expected credit loss		3,921		(734)		21		—		3,208
Minimum alternate tax		3,425		(3,425)		—		—		—
Property, plant and equipment		(686)		(649)		66		1		(1,268)
Amortizable goodwill		(2,166)		34		67		—		(2,065)
Intangible assets		(1,541)		759		(55)		(412)		(1,249)
Interest income and fair value movement of investments		(626)		(730)		(226)		—		(1,582)
Cash flow hedges		561		—		(1,013)		—		(452)
Contract asset / (Contract liabilities)		(11)		101		4		(3)		91
SEZ Re-investment Reserve		(6,614)		120		—		—		(6,494)
Others		(121)		195		16		—		90

Total	₹	3,180	₹	(4,280)	₹	(1,313)	₹	(556)	₹	(2,969)

*	Includes impact of foreign currency translation.

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income.

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

Deferred tax asset amounting to ₹ 8,124 and ₹ 8,676 as at March 31, 2020 and 2021, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 29,736 and ₹ 31,993 as at March 31, 2020 and 2021, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 14,429, and ₹ 17,691 as at March 31, 2020 and 2021, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 15,307 and ₹ 14,302 as at March 31, 2020 and 2021, respectively, expires in various years through fiscal year 2038.

The Company has recognized deferred tax assets of ₹ 2,044 and ₹ 1,637 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2020 and 2021, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

The Company calculates its tax liability for domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. Deferred tax asset relating to MAT payment of ₹ 3,425 and ₹ Nil has been recognized in the statement of consolidated financial position as at March 31, 2020 and 2021, respectively.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 15,390, ₹ 11,963 and ₹ 11,458 for the years ended March 31, 2019, 2020 and 2021, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2019, 2020 and 2021 was ₹ 2.56, ₹ 2.05, and ₹ 2.03, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹ 56,391 and ₹ 59,793 as at March 31, 2020 and 2021, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

22. Dividends, Bonus and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1, ₹ 1 and ₹ 1, during the years ended March 31, 2019, 2020 and 2021, respectively, including an interim dividend of ₹ 1, ₹ 1 and ₹ 1 for the year ended March 31, 2019, 2020 and 2021, respectively.

During the year ended March 31, 2019, the bonus issue in the proportion of 1:3 i.e.1 (One) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on February 22, 2019, through Postal Ballot /e-voting. Subsequently, on March 8, 2019, the Company allotted 1,508,469,180 equity shares to shareholders who held equity shares as on the record date of March 7, 2019 and ₹ 3,016 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, share premium and retained earnings to the share capital.

During the year ended March 31, 2020, the Company concluded the buyback of 323,076,923 equity shares as approved by the Board of Directors on April 16, 2019. This has resulted in a total cash outflow of ₹ 105,000. In line with the requirement of the Companies Act, 2013, an amount of ₹ 105,000 has been utilized from retained earnings. Further, capital redemption reserve (included in other reserves) of ₹ 646 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 646.

During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ₹ 116,445 (including tax on buyback of ₹ 21,445). In line with the requirement of the Companies Act 2013, an amount of ₹ 1,427 and ₹ 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 475.

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

The capital structure as at March 31, 2020 and 2021 was as follows:

	As at March 31,
	2020		2021		% Change
Equity attributable to the equity shareholders of the Company	₹	557,458	₹	553,095	-0.78%

As percentage of total capital		85%		84%
Current loans, borrowings and bank overdrafts		73,202		75,874
Long-term loans and borrowings		4,840		7,458
Lease liabilities		19,198		21,182

Total loans, borrowings and bank overdrafts and lease liabilities	₹	97,240	₹	104,514	7.48%
As percentage of total capital		15%		16%

Total capital	₹	654,698	₹	657,609	0.44%

Loans and borrowings represent 15 % and 16% of total capital as at March 31, 2020 and 2021, respectively. The Company is not subjected to any externally imposed capital requirements.

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

Contract liabilities: During the year ended March 31, 2020 and March 31, 2021, the Company recognized revenue of ₹ 21,193 and ₹ 16,082 arising from contract liabilities as at March 31, 2019 and March 31, 2020 respectively.

Contract assets: During the year ended March 31, 2020 and March 31, 2021, ₹ 13,068 and ₹ 15,101 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

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

As at March 31, 2019, 2020 and 2021, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 373,879, ₹ 360,033 and ₹ 384,881, respectively of which approximately 59%, 62% and 59% respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C. Disaggregation of Revenues

The tables below present disaggregated revenues from contracts with customers by business segment (refer to Note 34 “Segment Information”), sector and contract-type. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2019 is as follows:

	IT Services
	Americas 1		Americas 2		Europe		APMEA		Total		IT Products		ISRE		Total
A. Revenue
Rendering of services	₹	163,562	₹	167,192	₹	156,172	₹	76,507	₹	563,433	₹	—	₹	7,932	₹	571,365
Sale of products		—		—		—		—		—		14,480		—		14,480

	₹	163,562	₹	167,192	₹	156,172	₹	76,507	₹	563,433	₹	14,480	₹	7,932	₹	585,845

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,874	₹	98,130	₹	55,180	₹	18,332	₹	173,516
Health		60,162		88		9,968		3,786		74,004
Consumer		59,991		1,686		15,878		11,244		88,799
Communications		6,995		612		7,619		17,272		32,498
Energy, Natural Resources and Utilities		601		24,234		28,521		18,996		72,352
Manufacturing		387		21,980		19,869		3,920		46,156
Technology		33,552		20,462		19,137		2,957		76,108

	₹	163,562	₹	167,192	₹	156,172	₹	76,507	₹	563,433	₹	14,480	₹	7,932	₹	585,845

C. Revenue by nature of contract
Fixed price and volume based	₹	94,787	₹	98,496	₹	100,023	₹	50,600	₹	343,906	₹	—	₹	6,142	₹	350,048
Time and materials		68,775		68,696		56,149		25,907		219,527		—		1,790		221,317
Products		—		—		—		—		—		14,480		—		14,480

	₹	163,562	₹	167,192	₹	156,172	₹	76,507	₹	563,433	₹	14,480	₹	7,932	₹	585,845

Information on disaggregation of revenues for the year ended March 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	—	₹	7,950	₹	598,550
Sale of products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,151	₹	106,694	₹	53,869	₹	20,659	₹	183,373
Health		63,435		105		10,090		4,167		77,797
Consumer		67,980		2,054		16,030		10,448		96,512
Communications		8,061		1,048		7,753		16,794		33,656
Energy, Natural Resources and Utilities		418		26,024		29,854		19,661		75,957
Manufacturing		349		23,548		20,324		3,639		47,860
Technology		32,924		20,931		18,678		2,912		75,445

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

C. Revenue by nature of contract
Fixed price and volume based	₹	96,876	₹	108,665	₹	104,165	₹	53,220	₹	362,926	₹	—	₹	6,404	₹	369,330
Time and materials		78,442		71,739		52,433		25,060		227,674		—		1,546		229,220
Products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	—	₹	8,912	₹	611,767
Sale of products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	103,040	₹	56,275	₹	23,228	₹	185,152
Health		64,397		18		12,390		4,789		81,594
Consumer		68,258		2,306		17,731		10,544		98,839
Communications		6,252		1,112		8,247		15,512		31,123
Energy, Natural Resources and Utilities		426		27,405		31,271		19,717		78,819
Manufacturing		265		23,350		22,339		3,024		48,978
Technology		35,180		21,689		16,245		5,236		78,350

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

C. Revenue by nature of contract
Fixed price and volume based	₹	98,868	₹	110,143	₹	108,591	₹	54,519	₹	372,121	₹	—	₹	7,166	₹	379,287
Time and materials		78,519		68,777		55,907		27,531		230,734		—		1,746		232,480
Products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

25. Expenses by nature

	Year ended March 31,
	2019		2020		2021
Employee compensation	₹	299,774	₹	326,571	₹	332,371
Sub-contracting/ technical fees		94,725		90,521		83,609
Cost of hardware and software		13,567		11,491		7,684
Travel		17,768		18,169		5,258
Facility expenses		22,213		19,733		20,255
Depreciation, amortization and impairment*		19,474		20,862		27,656
Communication		4,561		4,812		6,069
Legal and professional fees		4,361		4,733		5,561
Rates, taxes and insurance		1,621		3,004		3,475
Marketing and brand building		2,714		2,532		1,011
Lifetime expected credit loss		980		1,043		1,506
Miscellaneous expenses**		11,736		5,344		4,836

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	493,494	₹	508,815	₹	499,291

*

Depreciation, amortization, and impairment includes impairment charge on certain software platforms, capital work-in-progress, property, plant and equipment and intangible assets amounting to ₹ 2,318, Nil and ₹ 2,418, for the year ended March 31, 2019, 2020 and 2021, respectively.

**

Miscellaneous expenses for the year ended March 31, 2019, includes an amount of ₹ 5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the Company and for the year ended March 31, 2021, includes an amount of ₹ 991 towards COVID-19 contributions.

26. Other operating income/(loss), net

Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash consideration (net of disposal costs of ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration was ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration comprises cash consideration of ₹ 24,358 and units issued by the buyer amounting to ₹ 1,734.

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

The calculation of the gain is as shown below:

Particulars	Total
Cash consideration	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		(5,475)
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

Assets pertaining to Portugal, France, and Sweden were concluded during the year ended March 31, 2020.

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

Year ended March 31, 2020

During the year ended March 31, 2020, the Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France, and Sweden. A gain of ₹ 152 arising from such transaction was recognized under other operating income/(loss), net.

The Company has partially met the first year and second year business targets pertaining to the sale of its hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 992 for the year ended March 31, 2020, was recognized under other operating income/(loss), net.

Year ended March 31, 2021

The Company has partially met the first and second-year business targets pertaining to the sale of its hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ (81) for the year ended March 31, 2021, was recognized under other operating income/(loss), net.

27. Finance expenses

	Year ended March 31,
	2019		2020		2021
Interest expense	₹	5,616	₹	5,136	₹	4,298
Exchange fluctuation on foreign currency borrowings, net		1,759		2,192		790

	₹	7,375	₹	7,328	₹	5,088

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2019		2020		2021
Interest income	₹	20,261	₹	21,764	₹	18,442
Dividend income		361		367		4
Net gain from investments classified as FVTPL		1,990		1,275		1,478
Net gain from investments classified as FVTOCI		311		675		988

Finance and other income	₹	22,923	₹	24,081	₹	20,912
Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL		1,251		2,144		4,383
Other foreign exchange gains/(losses), net		1,964		1,025		(1,388)

Foreign exchange gains/(losses), net	₹	3,215	₹	3,169	₹	2,995

	₹	26,138	₹	27,250	₹	23,907

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

	Year ended March 31,
	2019		2020		2021
Profit attributable to equity holders of the Company	₹	90,031	₹	97,218	₹	107,946
Weighted average number of equity shares outstanding		6,007,376,837		5,833,384,018		5,649,265,885

Basic earnings per share	₹	14.99	₹	16.67	₹	19.11

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

	Year ended March 31,
	2019		2020		2021
Profit attributable to equity holders of the Company	₹	90,031	₹	97,218	₹	107,946
Weighted average number of equity shares outstanding		6,007,376,837		5,833,384,018		5,649,265,885
Effect of dilutive equivalent share options		14,927,530		14,439,221		12,391,937

Weighted average number of equity shares for diluted earnings per share		6,022,304,367		5,847,823,239		5,661,657,822

Diluted earnings per share	₹	14.95	₹	16.62	₹	19.07

30. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2019, 2020 and 2021, were ₹ 1,938, ₹ 1,262, and ₹ 2,897, respectively.

Wipro Equity Reward Trust (“WERT”)

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 27,353,853, 22,746,081 and 19,401,215 treasury shares as at March 31, 2019, 2020 and 2021, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) *	59,797,979		US $0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) *	59,797,979	₹	2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) *	49,831,651	₹	2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 **	39,546,197	₹	2

Employees covered under Stock Option Plans and Restricted Stock Unit (“RSU”) Option Plans (collectively “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

*	The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan.

**	The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.

The activity in equity-settled stock option plans and restricted stock unit option plan is summarized below:

			Year ended March 31,
			2019	2020	2021
	Range of exercise price and Weighted average exercise price		Numbers of options
Outstanding at the beginning of the year	₹	2	13,543,997	17,607,463	15,594,190
	US $	0.03	10,199,054	14,446,790	7,854,540
Bonus on outstanding (Refer to Note 22)	₹	2	4,773,755	—	—
	US $	0.03	3,957,434	—	—
Granted *	₹	2	4,607,000	5,662,500	6,275,290
	US $	0.03	4,849,000	5,341,000	5,033,648
Exercised	₹	2	(2,739,097)	(4,610,572)	(3,356,199)
	US $	0.03	(1,541,803)	(2,496,125)	(3,269,832)
Modification**	₹	2	—	—	—
	US $	0.03	—	(5,681,966)	3,453,015
Forfeited and expired	₹	2	(2,578,192)	(3,065,201)	(2,681,333)
	US $	0.03	(3,016,895)	(3,755,159)	(2,248,895)
Outstanding at the end of the year	₹	2	17,607,463	15,594,190	15,831,948
	US $	0.03	14,446,790	7,854,540	10,822,476
Exercisable at the end of the year	₹	2	1,300,781	1,502,957	2,679,538
	US $	0.03	948,877	1,212,560	465,603

*

Includes 1,567,000, 2,461,500 and 2,969,860 Performance based stock options (RSU) during the year ended March 31, 2019, 2020 and 2021, respectively. 1,673,000, 2,524,600 and 2,376,980 Performance based stock options (ADS) during the year ended March 31, 2019, 2020 and 2021, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

The activity in cash-settled stock option plans and restricted stock unit option plan is summarized below:

	Year ended March 31,
	2020	2021
	Number of options
Outstanding at the beginning of the year	—	4,721,388
Modification**	5,681,966	(3,453,015)
Exercised	(429,909)	(845,066)
Forfeited and lapsed	(530,669)	(345,108)
Outstanding at the end of the year	4,721,388	78,199
Exercisable at the end of the year	63,999	23,999

The carrying value of liability towards Cash Settled RSU’s outstanding was ₹ 496 (including ₹ 15 towards exercisable units) and ₹ 31 (including ₹ 11 towards exercisable units) as at March 31, 2020 and 2021, respectively.

** Restricted Stock Units arrangements that were modified during the year ended March 31, 2020

Pursuant to the Securities Exchange Board of India (“SEBI”) circular dated October 10, 2019 prohibiting issuance of depository receipts by listed companies to Non-Resident Indians (“NRIs”), the Board Governance, Nomination and Compensation Committee approved in November 2019, cash pay out to its NRI employees in lieu of shares and upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan, based on prevailing market price of ADS on the date of exercise. This change was accounted as a modification and the fair value on the date of modification of ₹ 561 has been recognized as financial liability with a corresponding adjustment to equity.

** Restricted Stock Units arrangements that were modified during the year ended March 31, 2021

Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019 “Framework of Depository Receipts” shall not apply in case of issue of Depository Receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted as a modification and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ₹ 739 has been recognized as equity with a corresponding adjustment to financial liability.

The following table summarizes information about outstanding stock options and restricted stock unit option plan:

	Year ended March 31,
	2019		2020		2021
Range of exercise price and Weighted average exercise price	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)
₹ 2	17,607,463	24	15,594,190	23	15,831,948	18
US $ 0.03	14,446,790	26	7,854,540	23	10,822,476	19

The weighted-average grant-date fair value of options granted during the year ended March 31, 2019, 2020 and 2021 was ₹ 349.81, ₹ 260.65, and ₹ 354.78 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2019, 2020 and 2021 was ₹ 325.85, ₹ 267.04, and ₹ 354.45 for each option, respectively.

31. Employee benefits

a) Employee costs includes

	Year ended March 31,
	2019		2020		2021
Salaries and bonus	₹	289,005	₹	315,036	₹	318,043
Employee benefits plans
Gratuity and other defined benefit plans		1,459		1,845		2,085
Defined contribution plans		7,372		8,428		9,346
Share-based compensation*		1,938		1,262		2,897

	₹	299,774	₹	326,571	₹	332,371

*	Includes ₹ 587 for the year ended March 31, 2021, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2019		2020		2021
Cost of revenues	₹	251,818	₹	279,356	₹	282,983
Selling and marketing expenses		30,972		30,763		31,236
General and administrative expenses		16,984		16,452		18,152

	₹	299,774	₹	326,571	₹	332,371

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2019		2020		2021
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income—Loss/(Gain)	₹	(49)	₹	76	₹	(578)
Actuarial loss/(gain) arising from financial assumptions		73		749		423
Actuarial loss/(gain) arising from demographic assumptions		(40)		227		155
Actuarial loss/(gain) arising from experience adjustments		(266)		194		(334)

	₹	(282)	₹	1,246	₹	(334)

b) Defined benefit plans

Defined benefit plans include gratuity for employees drawing salary in Indian rupees and certain benefits plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2019		2020		2021
Current service cost	₹	1,434	₹	1,782	₹	2,085
Net interest on net defined benefit liability/(asset)		25		63		131

Net charge to statement of income		1,459		1,845		2,216

Actual return on plan assets	₹	607	₹	513	₹	1,127

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2020		2021
Defined benefit obligation at the beginning of the year	₹	10,485	₹	13,465
Acquisitions		229		7
Current service cost		1,782		2,085
Interest on obligation		652		681
Benefits paid		(1,123)		(1,069)
Remeasurement loss/(gains)
Actuarial loss/(gain) arising from financial assumptions		749		423
Actuarial loss/(gain) arising from demographic assumptions		227		155
Actuarial loss/(gain) arising from experience adjustments		194		(334)
Translation adjustment		270		62

Defined benefit obligation at the end of the year	₹	13,465	₹	15,475

Change in plan assets is summarized below:

	As at March 31,
	2020		2021
Fair value of plan assets at the beginning of the year	₹	9,443	₹	10,535
Acquisitions		58		—
Expected return on plan assets		589		550
Employer contributions		383		1,993
Benefits paid		(95)		(76)
Remeasurement (loss)/gains
Return on plan assets excluding interest income—(loss)/gain		(76)		578
Translation adjustment		233		57

Fair value of plan assets at the end of the year	₹	10,535	₹	13,637

Present value of unfunded obligation	₹	(2,930)	₹	(1,838)

Recognized asset/(liability)	₹	(2,930)	₹	(1,838)

As at March 31, 2020 and 2021, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2020	2021
Discount rate	5.05%	4.69%
Expected return on plan assets	5.05%	4.69%
Expected rate of salary increase	6.60%	6.57%
Duration of defined benefit obligations	9 years	9 years

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

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2022	₹	1,787

Estimated benefit payments from the fund for the year ending March 31:
2022	₹	1,802
2023		1,417
2024		1,406
2025		1,385
2026		1,361
Thereafter		15,915

Total	₹	23,286

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2021.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2021, every 1 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,508) and ₹ 1,440 respectively (March 31, 2020: ₹ (1,252) and ₹ 1,168 respectively).

As of March 31, 2021, every 1 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately ₹ 864 and ₹ (798) respectively (March 31, 2020: ₹ 706 and ₹ (658) respectively).

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2020		2021
Fair value of plan assets	₹	61,397	₹	71,196
Present value of defined benefit obligation		(61,397)		(71,196)

Net (shortfall)/ excess	₹	—	₹	—

The plan assets have been invested as per the regulations of Employees’ Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2020	2021
Discount rate for the term of the obligation	6.05%	5.80%
Average remaining tenure of investment portfolio	7 years	6 years
Guaranteed rate of return	8.50%	8.50%

32.	Related party relationship and transactions

List of subsidiaries and associates as at March 31, 2021, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Mortgage Solutions LLC (formerly known as Opus Capital Markets Consultants, LLC)	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. (formerly known as Appirio, Inc) **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. (Formerly known as Rational Interaction, Inc) **	USA
		Wipro VLSI Design Services, LLC (formerly known as Eximius Design, LLC)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro 4C NV (formerly known as 4C NV)		Belgium
		Wipro 4C Danmark ApS (formerly known as 4C Danmark ApS)	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) **	U.K.
		Wipro 4C Consulting France SAS (formerly known as 4C Consulting France)	France
Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Servicos de Tecnologia Ltda	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. W.L.L (formerly known as Wipro Bahrain Limited Co. S.P.C.)		Bahrain

	Wipro Gulf LLC	Sultanate of Oman
	Rainbow Software LLC	Iraq
Wipro Networks Pte Limited		Singapore
	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China
Wipro IT Services Bangladesh Limited		Bangladesh
Wipro HR Services India Private Limited		India
Encore Theme Technologies Private Limited *		India
Eximius Design India Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc. (formerly known as Appirio, Inc), Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc) and Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH (formerly known as Cellent GmbH)	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda (formerly known as IVIA Serviços De Informática ltda)		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc. (formerly known as Appirio, Inc)			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited (formerly known as Appirio Ltd)		Ireland
		Wipro Appirio UK Limited (formerly known as Appirio Ltd (UK))	U.K.

Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc)		USA
	Rational Consulting Australia Pty Ltd	Australia
	Wipro Designit Services Limited (formerly known as Rational Interaction Limited)	Ireland
Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited)		U.K.
	CloudSocius DMCC	UAE

As at March 31, 2021 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Director
Azim Premji Foundation for Development	Entity controlled by Director
Hasham Traders	Entity controlled by Director
Prazim Traders	Entity controlled by Director
Zash Traders	Entity controlled by Director
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Director
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Director
Azim Premji Trust	Entity controlled by Director
Wipro Enterprises (P) Limited	Entity controlled by Director
Wipro GE Healthcare Private Limited	Entity controlled by Director

Key management personnel
Rishad A. Premji	Chairman
Thierry Delaporte	Chief Executive Officer and Managing Director (i)
Abidali Z. Neemuchwala	Chief Executive Officer and Managing Director (ii)
Azim H. Premji	Non-Executive Non-Independent Director (iii)
William Arthur Owens	Non-Executive Director
M.K. Sharma	Non-Executive Director
Ireena Vittal	Non-Executive Director
Dr. Patrick J. Ennis	Non-Executive Director
Patrick Dupuis	Non-Executive Director
Arundhati Bhattacharya	Non-Executive Director (iv)
Deepak M. Satwalekar	Non-Executive Director (v)
Jatin Pravinchandra Dalal	Chief Financial Officer

(i) Mr. Thierry Delaporte was appointed as Chief Executive Officer and Managing Director of the Company with effect from July 6, 2020 for a period of five years.

(ii) Mr. Abidali Z. Neemuchwala resigned as the Chief Executive Officer and Managing Director of the Company with effect from the end of the day on June 1, 2020.

(iii) Mr. Azim H. Premji is the ultimate controlling party.

(iv) Ms. Arundhati Bhattacharya resigned as Non- Executive Director with effect from close of business hours on June 30, 2020.

(v) Mr. Deepak M. Satwalekar was appointed as Non- Executive Director with effect from July 1, 2020 for a term of five years.

Relatives of key management personnel:

—Yasmeen A. Premji

—Tariq A. Premji

The Company has the following related party transactions:

	Entities controlled by Directors						Key Management Personnel
Transactions / balances	2019		2020		2021		2019		2020		2021
Sale of goods and services	₹	102	₹	43	₹	171	₹	—	₹	—	₹	—
Assets purchased		240		741		423		—		—		—
Dividend		3,171		3,987		3,760		191		243		242
Buyback of shares		—		69,392		91,562		—		4,076		—
Rental income		43		45		50		—		—		—
Rent Paid		8		2		2		5		9		7
Others		63		119		44		—		—		—
Key management personnel *
Remuneration and short-term benefits	₹	—	₹	—	₹	—	₹	341	₹	354	₹	741
Other benefits		—		—		—		173		178		231
Balance as at the year end
Receivables	₹	132	₹	94	₹	241	₹	—	₹	—	₹	—
Payables		8		23		—		155		166		333

*

Post-employment benefits comprising compensated absences is not disclosed, as these are determined for the Company as a whole. Benefits includes the prorated value of RSU granted to the personnel, which vest over a period. Other benefits include share-based compensation ₹ 166, ₹ 170, and ₹ 219, as at March 31, 2019, 2020 and 2021, respectively.

All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

33.	Commitments and contingencies

Capital commitments: As at March 31, 2020 and 2021, the Company had committed to spend approximately ₹ 14,011 and ₹ 7,490 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2020 and 2021, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,655 and ₹ 17,128 respectively, as part of the bank line of credit.

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

The Company’s assessments are completed for the years up to March 31, 2016 in India. The Company has received demands on multiple tax issues in India. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profits earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research & development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 77,873 and ₹ 80,032 are not acknowledged as debt as at March 31, 2020 and 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 8,033 and ₹ 11,413 as of March 31, 2020 and 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court of India order. The Company will continue to monitor and evaluate its position based on future events and developments.

34.	Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the year ended March 31, 2019 and 2020 have been re-stated to give effect to the above changes.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

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

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

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

Information on reportable segments for the year ended March 31, 2019 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	164,321	₹	168,264	₹	157,165	₹	76,907	₹	566,657	₹	14,480	₹	7,932	₹	(9)	₹	589,060
Other operating income/(loss), net		—		—		—		—		4,344		—		—		—		4,344
Segment Result		23,020		29,612		31,550		9,421		93,603		(1,038)		(1,892)		418		91,091
Unallocated										4,475		—		—		—		4,475

Segment Result Total									₹	102,422	₹	(1,038)	₹	(1,892)	₹	418	₹	99,910
Finance expense																		(7,375)
Finance and other income																		22,923
Share of net profit/(loss) of associates accounted for using the equity method																		(43)

Profit before tax																	₹	115,415
Income tax expense																		(25,242)

Profit for the year																	₹	90,173

Depreciation, amortization and impairment																	₹	19,474

Information on reportable segments for the year ended March 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Reconciling		Total
	Americas 1		Americas 2		Europe		APMEA		Total						Items
Revenue	₹	176,115	₹	181,481	₹	157,526	₹	78,676	₹	593,798	₹	11,657	₹	7,950	₹	(4)	₹	613,401
Other operating income/(loss), net		—		—		—		—		1,144		—		—		—		1,144
Segment Result		27,289		34,341		27,617		9,550		98,797		(323)		(1,849)		229		96,854
Unallocated										7,732		—		—		—		7,732

Segment Result Total									₹	107,673	₹	(323)	₹	(1,849)	₹	229	₹	105,730
Finance expense																		(7,328)
Finance and other income																		24,081
Share of net profit/(loss) of associates accounted for using the equity method																		29

Profit before tax																	₹	122,512
Income tax expense																		(24,799)

Profit for the year																	₹	97,713

Depreciation, amortization and impairment																	₹	20,862

Information on reportable segments for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	178,091	₹	179,821	₹	165,441	₹	82,462	₹	605,815	₹	7,685	₹	8,912	₹	13	₹	622,425
Other operating income/(loss), net		—		—		—		—		(81)		—		—		—		(81)
Segment Result		33,040		41,589		31,673		11,476		117,778		45		1,061		(903)		117,981
Unallocated										5,153		—		—		—		5,153

Segment Result Total									₹	122,850	₹	45	₹	1,061	₹	(903)	₹	123,053
Finance expense																		(5,088)
Finance and other income																		20,912
Share of net profit/(loss) of associates accounted for using the equity method																		130

Profit before tax																	₹	139,007
Income tax expense																		(30,345)

Profit for the year																	₹	108,662

Depreciation, amortization and impairment																	₹	27,656

Revenues from India, being Company’s country of domicile, is ₹ 30,566, ₹ 29,374 and ₹ 27,156 for year ended March 31, 2019, 2020 and 2021 respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2019		2020		2021
United States of America	₹	315,301	₹	338,490	₹	336,009
United Kingdom		59,568		65,258		67,852

	₹	374,869	₹	403,748	₹	403,861

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2019, 2020 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)

Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the year ended March 31, 2019 and 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
c)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the consolidated statement of income).

e)	During the year ended March 31, 2021, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.
f)	Other operating income/(loss) of ₹ 4,344, ₹ 1,144 and ₹ (81) is included as part of IT Services segment result for the year ended March 31, 2019, 2020 and 2021, respectively. Refer to Note 26.
g)

Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of ₹ 1,250 in Americas 1 and ₹ 192 in Europe. Further, an impairment charge of ₹ 674 for the year ended March 31, 2021 towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ 302 for the year ended March 31, 2021 is included under unallocated. Refer to Note 4, 6 and 25.

h)

Segment results for Americas 1 for the year ended March 31, 2019, are after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions. Refer to Note 25.

i)

Segment results for year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. Refer to Note 6.

j)

Segment results for Americas 2 for the year ended March 31, 2019, are after considering the impact of ₹ 5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the Company. Refer to Note 25.

k)	Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,938, ₹ 1,262, and ₹ 2,897 for the year ended March 31, 2019, 2020 and 2021, respectively.

35.

On December 22, 2020, as part of strategic partnership, the Company entered into a definitive agreement to acquire the IT units of Metro AG in Germany and Romania. Based on the terms and conditions of the agreement, the Company has assessed that the transaction does not meet the definition of business under IFRS 3 “Business Combinations”. As at March 31, 2021, the Company paid an advance of ₹ 4,463 (EUR 52 million) towards purchase of net assets and classified as other non-current assets.

36.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

37.	Events after the reporting period

a.

On April 1, 2021, the Company entered into a definitive agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services for a total consideration of AUD 150 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2021.

b.

In April 2021, the Company completed its acquisition of Capco, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific, and its subsidiaries, for an upfront cash consideration of ₹108,760 (Refer to Note 7).

c.	In May 2021, the Company sold its entire investment in Ensono Holdings, LLC for a consideration of US$ 76.24 million.

d.	In June 2021, the Company sold its entire investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”) for a consideration of US$ 22.42 million.

e.	In June 2021, the Company’s Board has approved a proposal for issuance of U.S. dollar denominated Notes up to US$ 750 million.

The accompanying notes form an integral part of these consolidated financial statements

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2	2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities					X

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.12	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.13	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

101.INS	XBRL Instance Document					X

101.SCH	XBRL Taxonomy Extension Schema Document					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Rishad A. Premji	/s/ Jatin Pravinchandra Dalal
Date: June 9, 2021	Rishad A. Premji, Chairman	Jatin Pravinchandra Dalal, Chief Financial Officer