Form 20-F
period 2022-03-31
WIPRO LTD
filed 2022-06-09
CIK 1123799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2022
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
Phone:
+91-80-2844-0011;
Fax:
+91-80-2844-0054
; Email: jatin.dalal@wipro.com
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each represented by one Equity Share, par value ₹ 2 per share	WIT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,482,070,115
Equity Shares
.
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    Yes  ☐    No  ☒

Auditor ID: 01180	Auditor Name: Deloitte Haskins & Sells LLP	Auditor Location: Bengaluru, Karnataka, India

Currency of Presentation and Certain Defined Terms
In this Annual Report on
Form 20-F,
references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “U.K.” are to the United Kingdom. Reference to “$” or “US$” or “USD” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” or “GBP” are to the legal currency of United Kingdom and references to “Rs.” or
₹
 or “rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Indian rupees or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars solely for the convenience of the readers and are prepared in accordance with the International Financial Reporting Standards and its interpretations (“
IFRS
”), as issued by the International Accounting Standard Board (“
IASB
”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we,” “us,” “our,” “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Annual Report on
Form 20-F
are the property of their respective owners.
Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2022, which was
₹
75.87 per $1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.
Forward-Looking Statements May Prove Inaccurate
In addition to historical information, this Annual Report on Form
20-F
contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “
Securities Act
”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”). Forward-looking statements are not historical facts but instead represent our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, the forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, and reported results should not be viewed as an indication of future performance. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosure About Market Risk.”
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

•
our expectations of the potential impact of the ongoing Coronavirus Disease 2019 (“
COVID-19
”) pandemic and related public health measures on our business, the businesses of our customers, vendors and partners, and the economy;

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
Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Annual Report on Form
20-F
and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“
SEC
”) from time to time.

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

•	We may incur substantial costs for environmental regulatory compliance and other social and governance initiatives.

•	Our profitability could suffer if we are unable to continue to successfully manage our costs.

•
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
Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

•	increased pricing pressure from our competitors;

•	our ability to increase sales of our services to new customers and expand sales to our existing customers;

•	industry consolidation leading to stronger competitors that are able to compete better;

•	competitors being more established in certain markets, making our geographic expansion strategy in those markets more challenging;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our customers of servers, communication devices and other products;

•	our expectations regarding the potential and continuing impacts on our business of the COVID-19 pandemic;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	our ability to accurately forecast our client’s demand patterns to ensure the availability of trained employees to satisfy such demand;

•	the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

•	our ability to generate historical levels of yield on our investments; and

•	our ability to identify and acquire new businesses.
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
We currently derive, and believe that we will continue to derive, a significant portion of our revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Significant pricing or margin pressure exerted by our largest clients would also adversely affect our operating results. Our largest client accounted for 3.2%, 3.1% and 3.2% of our IT Services revenue for the years ended March 31, 2020, 2021 and 2022, respectively. Our ten largest IT Services clients accounted for approximately 19.7%, 19.5% and 20.0% of our IT Services revenues for the years ended March 31, 2020, 2021 and 2022, respectively. For the year ended March 31, 2022, we had one customer that accounted for 12.0% of our overall IT Products segment revenue, while our largest India State Run Enterprise (“
ISRE
”) customer accounted for 17.7% of our overall ISRE segment revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the exclusive external technology service provider for these clients. Thus, any major client during one year may not provide the same level of revenue in a subsequent year.
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
We derive approximately 58.5% of our IT Services segment revenue from the Americas (including the United States) and 29.9% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. Increased protectionism may result in weaker global trade and economic activity, which could adversely affect our business. We are also exposed to the economic, market and fiscal conditions in the United Kingdom (the “U.K.”) and the European Union (the “EU”). If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly. For example, geopolitical conflict between Russia and Ukraine and the resulting international political crisis could have significant negative macroeconomic consequences, such as rise in inflation or slow-down in GDP growth rates, including on the businesses of our customers and partners and negatively impact their spending on IT services. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.
Our clients are concentrated in certain key industries or sectors. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy and Utilities industry sector. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation, sanctions and intervention. For instance, clients in the financial services sector have been subject to increased regulations following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, clients in the health care industry are subject to additional federal, state and foreign laws and regulations, such as the Affordable Care Act (the “
ACA
”) and the Health Care and Education Reconciliation Act of 2010. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.
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

Pandemics and public health crises, such as
COVID-19,
affecting the geographies where our or our customers’ operations are located can have an adverse impact on our business.
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
A few countries have introduced new provisions and standards in immigration law which can impact our ability to provide services in those countries due to restrictive policies and additional costs involved. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals. Travel restrictions in connection with
COVID-19
may also negatively impact our employees’ ability to obtain work permits or cause delays in obtaining work permits and travel as required to provide services to our clients.
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
We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may not be aware if our employees have misappropriated and/or misused intellectual property, and their actions could result in third-party claims against us for intellectual property misappropriation and/or infringement. We may also be subject to litigations or damages for violating or misusing our clients’ intellectual property rights or for breaches of third-party intellectual property rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of intellectual property, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify our products and services, causing significant damage to our reputation and adversely affecting our results from operations.
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
Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process, which may affect our operating profitability. These risks include, but are not limited to, the following:

•
Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not chargeable, then we will not be allowed to bill for them, or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in prospective adjustments of previously agreed upon rates for our work and may affect our future margins.

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

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

•	Government contracts may not include a cap on direct or consequential damages, which could cause additional risk and expense in these contracts.

•	Agreements with government clients may be subject to periodic funding approval. Funding reductions or delays could adversely impact public sector demand for our offerings.

•	Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.

•	Delays in acceptances of delivery milestones or release of payments could adversely affect our cashflows.
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
The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive
or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things (“
IoT
”) (including 5G), artificial intelligence (“
AI
”), cloud computing, storage, mobility and applications, analytics, augmented reality, automation, blockchain and quantum computing or as-a-service
solutions could have a material adverse effect on our business, results of operations and financial condition.
We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.
We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment in property, plant and equipment in fiscal year 2022 was
₹
 20,153 million ($265.6 million). Additionally, as of March 31, 2022, we had contractual commitments of
₹
 11,376 million ($149.9 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.
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
Investments in companies where we do not have majority ownership expose us to decisions made by others, as we have lesser degree of control. This may expose us to additional reputational, financial, legal, compliance or operational risks. This could impact our ability to align the strategic goals of such companies with our goals and may impact the returns on our investment. We may also be required to exit such investments at inopportune times or make further investments based on current shareholder agreements. Such further investments may have to be made at a time when the venture is financially struggling, and this may erode or dilute its value to our shareholders.
We may engage in future acquisitions that may not be successful or meet our expectations.
We have acquired, and in the future may acquire or make investments in, complementary businesses, technologies, services or products, or enter into strategic partnerships or joint ventures with parties that we believe can provide access to new markets, capabilities or assets. After reaching an agreement for the acquisition of a business, we are subject to the satisfaction of pre-closing
conditions as well as certain regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Such regulatory and governmental approvals may be required in jurisdictions around the world, and any delays in the timing of such approvals could materially delay or prevent the transaction. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which could otherwise be beneficial for us.
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
We may be required to integrate any acquired entities into our framework of internal control over financial reporting and disclosure controls and procedures. Integration of acquired entities could be a time-consuming and expensive process. We could have difficulty in integrating the acquired services, solutions, technologies or products into our operations. We could also have difficulties in assimilating and retaining the key personnel, consolidating and integrating IT infrastructure or operations of the acquired companies.
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
The amount of goodwill and intangible assets in our Consolidated Financial Statements has increased significantly in recent years, primarily on account of acquisitions. Goodwill is subject to impairment review at least annually and acquired intangibles are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, which may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.
Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company under the applicable foreign exchange regulations does not require approval from the Reserve Bank of India (“
RBI
”) and relevant government authorities in India, subject to compliance of prescribed conditions. The Government of India (“
GoI
”) currently does not mandate prior approvals for IT companies such as ours. However, by notification dated April 22, 2020, the GoI has amended its foreign direct investment (“
FDI
”) policy to state that investment by a
non-resident
entity of a country which shares a land border with India, or where the beneficial ownership of an investment into India is situated in or is a citizen of any such countries, shall be under the ‘Government Route’, which requires GoI approval prior to investment. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction/purview such subsequent change in beneficial ownership, will also require GoI approval. If we are required to seek the approval of the GoI and the GoI does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian
company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.
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

We may also fail to obtain renewals or provide ongoing services, the loss of which prevents us from realizing from long-term cost savings. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin. For example, the conditions caused by the
COVID-19
pandemic may affect the rate of customer spending, and adverse impact on our ability to provide on-site
services to our customers or delays to the provisioning of our offerings, including due to travel restrictions imposed by many countries, could adversely affect our future revenues, operating results and overall financial performance.
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
Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery through automation and deployment of tools, optimizing utilization of existing facilities, relocating non-client
facing employees to lower-cost locations and effectively leveraging our sales and marketing and general and administrative costs. We must also manage additional costs to replace unsatisfactory solutions or services if our clients are not satisfied or if we fail to properly understand their needs and develop solutions accordingly. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by passing such increases to clients, or increase our revenues sufficiently to offset increasing costs, or maintain high utilization rates for our employees, our results of operations could be adversely affected.
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
Our employee compensation policies include certain defined benefit plans where it is our obligation to provide agreed benefits to the employees. These obligations are funded through certain plan assets which carry actuarial and investment risks. These risks include adverse salary growth or demographic experience, which can result in an increase in cost of providing these benefits to employees in future. The valuation of plan assets considers an expected return which is based on expectation of the average long-term rate of return on investments of the fund during the estimated term of the obligations. Should we not achieve the expected rate of return on the plan assets or if the plan experiences a decline in the fair value of its assets, we may be required to contribute assets to the plan which could adversely affect our results of operations and financial position
.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results. Our financial condition and results of operations may be harmed if we do not successfully reduce such risks through the use of derivative financial instruments.
Our IT Services business contributes 98.3% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position and can adversely impact our operating results. We generate approximately 41% of our IT Services revenues in
non-U.S.
Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.
A significant portion of our debt is in various foreign currencies. We may also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into interest rate swaps. As mentioned above, the exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. If the value of the Indian Rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. We use derivative financial instruments to reduce or mitigate these risks where possible. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.
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
We may not be able to hire and retain enough skilled and experienced employees to replace those who leave, which may increase our reliance on subcontractors to fulfill demand. If our workforce is unable to fulfill demand effectively, our profitability could be negatively impacted.

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
Changes in policies or laws may also affect our ability to attract and retain personnel and may hinder our ability to hire adequate numbers of qualified technology professionals.
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

•
developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems, and transitioning from historical systems to new or improved infrastructure that may require additional resources and efforts
to implement, troubleshoot or otherwise integrate into existing processes and procedures;

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
In June 2018, California passed the California Consumer Privacy Act (“
CCPA
”), which provides new data privacy rights for California consumers and new operational requirements for covered companies. The CCPA, among other things, provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out
of certain sales of such personal information. The CCPA became operative on January 1, 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA provides a private right of action for certain data breaches that is expected to increase data breach litigation. The CCPA has required us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, a new privacy law, the California Privacy Rights Act (“
CPRA
”), was approved by California voters in November 2020 and will go into effect on January 1, 2023. The CPRA will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. More generally, some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as observed with the recent Virginia Consumer Data Protection Act, enacted March 2021. These new state laws could increase our potential liability and adversely affect our business.
Internationally, we also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the data protection landscape in the EU continues to evolve, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“
GDPR
”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial
damages claimed by individuals under Article 82 of the GDPR). Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.
Among other requirements, the GDPR regulates transfers of personal data outside of the European Economic Area, (the “
EEA
”), to third countries that have not been found to provide adequate protection to such personal data, including the U.S. We have undertaken certain efforts to conform transfers of personal data from the EEA to the U.S. and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities, including the use of standard contractual clauses approved by the European Commission (the “
SCCs
”). With regard to transfers to the U.S. of personal data from our employees and European customers and users, we rely upon the SCCs. The “Schrems II” decision issued by the Court of Justice of the European Union (the “
CJEU
”), on July 16, 2020, invalidated the
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
In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“
ePrivacy Regulation
”), would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation is still being negotiated. Most recently, on February 10, 2021, the Council of the EU agreed on its version of the draft ePrivacy Regulation. If adopted, the earliest date for entry into force is in 2023, with broad potential impacts on the use of internet-based services and tracking technologies, such as cookies. Aspects of the ePrivacy Regulation remain for negotiation between the European Commission and the Council. We expect to incur additional costs to comply with the requirements of the ePrivacy Regulation as it is finalized for implementation.
The U.K. is treated as a third country (for the purposes of data transfers). On June 28, 2021, the European Commission published two adequacy decisions in respect of transfers under the GDPR and the Law Enforcement Directive stating that the U.K. provides adequate protection for personal data transferred from the EU to the U.K. under the GDPR. The adequacy decision is expected to last until June 27, 2025 but may end earlier, for example if an EU data subject or EU data protection authority challenges the adequacy decisions. In such a case, the Court of Justice of the European Union would need to determine whether the U.K. provides essentially equivalent protection. The U.K. government has confirmed that the EEA is adequate, and so all transfers of personal data from the U.K. to the EEA will continue to be unrestricted after July 1, 2021.
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
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, (the “
PCI DSS
”), which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We may also be bound by and agree to contractual obligations to comply with other obligations relating to privacy, data security, or data protection, such as particular standards for information security measures.
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
Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day
business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure of data, breaches of privacy or security, reputational and customer loss, and legal, regulatory and contractual obligations that may directly impact us and our relationships with our customers and partners.
Given the rise of connected devices, transition to cloud and use of other emerging technologies, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, malware, fraud, leakage, misuse/loss/tampering of personal and business data, denial of services exploiting weakness in the systems or programs, errors, omissions, deliberate or accidental act of our employees or former employees, partners, third-party business providers or other stakeholders both internal and external are on the rise. Our internal security controls may not be able to keep pace with these evolving and intensifying threats. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators may fail to timely remove employee account access when no longer appropriate. There may be vulnerabilities in open source software incorporated into our offerings that may make our offerings susceptible to cyberattacks.
We face a number of threats to our data centers and networks such as unauthorized access, security breaches and other system disruptions. It is critical to our business that our infrastructure remains secure and is perceived by customers to be secure. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems, such as a ‘Zero Day’ attack, for which no remedies are available with network security service providers. As an IT Services provider, we may be an attractive target of cyber-attacks designed to impede the performance of our products, penetrate our network security or the security of our internal systems, or that of our customers, misappropriate proprietary information and/or cause interruption to our services. Also, due to geopolitical conflicts such as the recent conflict
between Russia and Ukraine, we and our third-party business providers are vulnerable to a heightened risk of cybersecurity attacks, phishing attacks, viruses, malware, ransomware, hacking or similar breaches from any nation
-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to sell and distribute our services. We can provide no assurance that our systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. For example, in April 2019, we became aware that our system was subject to a cyber-attack by a coordinated and advanced phishing campaign, which was reportedly directed against several major companies, including Wipro. Upon learning of this campaign, we collaborated with a forensic firm to investigate the incident and have worked closely with our anti-virus provider and our security team to counter the malware found in our system and implement a series of additional precautionary and containment measures across our system. In our investigation into this incident, we found no evidence of data breach or data loss. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our systems may have a material adverse effect on our business, financial condition and results of operations.
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
Our insurance policies cover physical loss or damage to our property and equipment arising from a number of specified risks and certain consequential losses, including business interruption, arising from the occurrence of an insured event under the policies. Under our property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms are also covered. We also maintain various other types of insurance including, but not limited to, directors’ and officers’ liability insurance, workmen’s compensation insurance, errors and omissions insurance, cyber insurance, representation and warranties insurance in certain acquisitions and marine insurance. We also maintain receivables insurance for some of our clients to reduce losses due to sudden bankruptcy. We maintain insurance on property and equipment in amounts believed to be consistent with industry practices, but we are not fully insured against all such risks. Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage. A successful assertion of one or more large claims against us that results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance
requirement, could also adversely affect our revenues and operating results.
Our business depends on a strong brand and failing to maintain and enhance our brand would impact our ability to expand our business.
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
Damage to our reputation or our brands may occur from, among other factors, data security breaches, compliance failures, or actions of partners or individual employees. The proliferation of social media may increase the likelihood, speed and magnitude of negative publicity. If our brands or reputation are damaged, it could negatively impact our revenues or margins, or our ability to attract the most highly qualified employees.

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
Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if any such natural disaster occurs in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. If our clients are required to make significant investments on climate friendly solutions, our clients may incur higher compliance costs, which may adversely impact their IT spending. The long-term effects of climate change on the global economy or the IT industry, in particular, are unclear. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Our stock price is affected by factors outside our control. A share buyback program could also affect the price of our stock and increase volatility. Such volatility could negatively impact the perceived value and stability of our equity shares and ADSs. Further, the Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, on which our equity shares are listed, including the BSE Limited (“
BSE
”) and the National Stock Exchange of India Limited (“
NSE
”), have experienced problems that, if they continue or reoccur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have, from time to time, imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, disputes have occurred from time to time between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.
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
The value of our unsecured notes due in 2026 may fluctuate.
During the year ended March 31, 2022, we issued US$ 750 million in
USD-denominated,
senior unsecured notes due in 2026 (the “
Notes
”) through Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company. The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The value of the Notes fluctuates based on many factors, including the methods employed for calculating principal and interest, the maturity of the Notes, the aggregate principal amount of Notes outstanding, the redemption features for the Notes, the level, direction and volatility of interest rates, changes in exchange rates, exchange controls, governmental and stock exchange regulations and other factors over which we have little or no control.
Risks Related to Legislation and Regulatory Compliance
Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Violation of these regulations could harm our business.
Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, anti-bribery, anti-money-laundering, anti-trust, whistle blowing, internal and disclosure control obligations, securities regulation, including environmental, social and governance (“
ESG
”) initiatives, data protection and privacy, labor relations, wage-and-hour
standards, human rights and certain regulatory requirements that are specific to our clients’ industries.
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
Also, regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants may differ as compared to that of the United States. The Securities and Exchange Board of India (“
SEBI
”) has prescribed regulations and guidelines in relation to corporate governance, disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.
We may incur substantial costs for environmental regulatory compliance and other ESG initiatives.
We are subject to various federal, state, local and foreign laws relating to protection of the environment. We may incur substantial fines, civil or criminal sanctions, including fines and sanctions against our directors and officers, or third-party claims for property damage or personal injury if we are held liable under environmental laws and regulations. Any failure to achieve our commitments to various ESG initiatives, including our goals for sustainability and inclusion and diversity, could harm our reputation and adversely affect our client relationships, access to capital and long-term financial stability, or our recruitment and retention efforts. Our current compliance with environmental laws and regulations is not expected to have a material adverse effect on our financial position, results of operations or competitive position.
Changes in corporate income tax rates and removal of Special Economic Zones (“SEZs”) and other benefits in India could result in an increase in our effective tax rate.
Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of SEZs or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment
conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the
Income-tax
Act, 1961 (“
Income-tax
Act
”) of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Per the provisions of
Income-tax
Act any new SEZ which commences operation on or after April 1, 2020, will not be entitled to any special tax exemption under section 10AA of the
Income-tax
Act. In the midst of
COVID-19,
this timeline was extended to March 31, 2021. Thus, any new SEZ which commences operation after March 31, 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future.
We were subject to a Minimum Alternate Tax (“
MAT
”) at a fixed rate of approximately 17.47% until March 31, 2022 on our net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the
Income-tax
Act of India, for the following fifteen years as MAT credit. If the MAT rate of taxation is increased, our financial results may be adversely affected.
In 2019, the GoI amended the
Income-tax
Act by enacting The Taxation Laws (Amendment) Ordinance, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by forgoing all the deductions available under Chapter
VI-A
and other profit-linked deductions under the
Income-tax
Act. This option, if exercised, is irrevocable and the corresponding MAT credit will lapse. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to an increase in tax outflow and the MAT credit available will lapse.
The GoI, through the Finance Act, 2020, has abolished the dividend distribution tax which reduced our tax burden as the same is shifted to shareholders.
Further, provisions of section 115QA of the
Income-tax
Act for buyback of shares, which were initially applicable only to unlisted companies, have been extended to buyback of shares by listed companies through the enactment of Finance (No. 2) Act, 2019. In the future, for every buyback of shares, we will be liable to pay additional income tax on the distributed income, which will result in additional cash outflow. Currently the rate of tax on buyback of shares is 20% (plus surcharge and cess).
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
We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from local authorities. In the event that we do not properly comply with transfer pricing and tax-related
regulations, our profitability may be adversely affected. The Finance Act 2012 extended the applicability of transfer pricing regulations to domestic transactions entered into with related parties and certain specified transactions. However, Finance Act, 2017 has omitted the clause which dealt with any expenditure in respect of which payment has been made or is to be made to a person referred to in clause (b) of subsection (2) of section 40A of the
Income-tax
Act.

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
The GoI has notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. SEBI introduced a framework for issuance of depository receipts by companies listed or to be listed in India (“
DR Framework
”), through its circular dated October 10, 2019. The DR Framework, as amended from time to time, sets out requirements for issuance of depository receipts in addition to the requirements under the Companies Act, 2013 and rules thereunder, the Depository Receipts Scheme, 2014 and the foreign exchange regulations.

Regulators like the RBI, Ministry of Corporate Affairs (“
MCA
”), Ministry of Finance and SEBI have also issued guidelines and regulations to operationalize the framework for issuance of depository receipts by listed entities. Further amendments and requirements may also be notified from time to time. Once the regulations are fully operationalized, our shares can be freely convertible into depository receipts, which would impact the share price and available float in the Indian stock exchanges as well as the price and availability of ADSs on the New York Stock Exchange (the “
NYSE
”).
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
₹
 1,000 for each day such failure continues, subject to a maximum of
₹
 200,000. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014 and the DR Framework, and may affect the trading value of our ADSs relative to our equity shares.
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
Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future, including by the Depository Receipts Scheme, 2014 and the DR Framework. Over a period of time, investor preferences may also change. Therefore, the historical premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges may be reduced or eliminated.
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
The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “
Takeover Code
”) is applicable to publicly listed Indian companies such as Wipro and to any person acquiring our equity shares or voting rights in our company, including ADSs.
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
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“
PFIC
”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2022. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company.”

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
To comply with IFRS, management is required to make various accounting estimates, judgments and assumptions. The facts and circumstances on which management bases these estimates, judgments, assumptions, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with an impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, liabilities, income, expenses or cash flows. For a summary of significant accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“
SEBI Listing Regulations
”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“
Insider Trading Regulations
”), the Indian Companies Act, 2013 (“
Companies Act, 2013
”) and the Foreign Exchange Management Act, 1999 are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
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
Our operations have been affected and may continue to be affected by a range of external factors related to the
COVID-19
pandemic that are not within our control. Due to the closure of many of our and our clients’ facilities, including as a result of various orders from local administrations or governments, we may face challenges in delivering services to our clients and cause significant disruptions to our operations. The pandemic, particularly in India and other countries where we have near-shore or offshore delivery operations for clients and offices of clients where our employees normally work, may impact our ability to deliver services to clients. As many of our employees continue to work from home, we may be exposed to additional cyber or ransomware attacks despite having strong cyber security controls in place. We face increased costs from the pandemic, including as a result of mitigation efforts such as enabling increased work-from-home capabilities and additional health and safety measures. If the
COVID-19
pandemic continues to have a substantial impact on our employees’, partners’ or customers’ attendance or productivity or employee morale, our results of operations and overall financial performance may be harmed, and the recoverable value of our assets may be significantly reduced, which may result in impairment loss. Moreover, as social and economic conditions continue to evolve due to the ongoing
COVID-19
pandemic, current and prospective employees may seek new or different opportunities based on factors such as benefits, mobility and flexibility that are different from what we offer, making it difficult to attract and retain talent. Further,
COVID-19,
and the volatile regional and global economic conditions stemming from the pandemic, could precipitate or aggravate the other risk factors that we identify in this report, any of which could materially adversely impact our business.
Addressing the significant challenges presented by the pandemic, including various business continuity measures and the need to enable work-from-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources.
The
COVID-19
pandemic continues to evolve as countries are facing new waves of outbreaks. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of the
COVID-19
virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares or ADSs may be adversely impacted
.

Item 4. Information on the Company
Company Overview
Wipro Limited is a leading global information technology (“
IT
”), consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, cybersecurity, engineering services, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.
A company recognized globally for its comprehensive portfolio of services, a strong commitment to sustainability and good corporate citizenship, we have over 240,000 dedicated employees (including support functions) serving clients across six continents. Together, we discover ideas and connect the dots to build a better, bolder future.
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
We began business as a vegetable oil manufacturer in 1945 in Amalner, Maharashtra, India and later expanded into manufacturing soaps and other consumer care products. During the late 1970s and early 1980s, under the leadership of Azim H. Premji, the company further expanded into the IT industry in India. We began selling personal computers in India in 1985. In the 1990s, the company leveraged its hardware expertise and began offering software services to clients across the world. During the 2000s, our IT business scaled significantly by acquiring new clients, scaling relationships with existing customers and acquiring capabilities in emerging technologies, assets in focus markets and local talent in new geographies. In 2013, we demerged our non-IT
business segments to focus solely on our IT business.
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
as-a-service
and outcome-based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions, including state of the art automation technologies such as our proprietary cognitive intelligence tool, Wipro HOLMES Artificial Intelligence Platform (“
Wipro HOLMES
TM
”).
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
So far, over 28,000 employees globally have been part of 92 immersive and interactive workshops on the Five Habits.
Our business is comprised of the IT Services, IT Products and ISRE segments.

During the year ended March 31, 2021, Wipro Limited adopted a new organizational structure designed to simplify our go-to-market
execution and ensure sector focus and growth in
non-US
markets. The previous structure of multiple delivery units has been replaced by a simplified model designed to bring the best of Wipro closer to our customers. This model consists of four Strategic Market Units (“
SMUs
”) and two Global Business Lines (“
GBLs
”). The four SMUs are Americas 1, Americas 2, Europe, and APMEA.
We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on the four SMUs and service offerings, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in each SMU are predominantly locally staffed.
The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and/or any Indian State Governments (“
ISRE Customers
”). During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“
SI
”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.
There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.
Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560 035, and the telephone number of the registered office is
+91-80-28440011.
Our website is
https://www.wipro.com
. The name and address of Wipro’s registered agent in the United States is C T Corporation System, located at 28 Liberty Street, New York, New York 10005. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Capital Expenditures and Divestitures
Acquisitions (“
M&A
”)
In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
Capco and its subsidiaries (“
Capco
”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific;

•	Ampion Holdings Pty Ltd and its subsidiaries (“ Ampion ”), a provider of cyber security, DevOps and quality engineering services;

•	Edgile, LLC (“ Edgile ”), a transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity;

•	LeanSwift Solutions Inc. and its subsidiaries (“ LeanSwift ”), a system integrator of Infor Products for customers across the Americas and Europe;

•	Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design;

•	Encore Theme Technologies Private Limited, a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific;

•	4C NV and its subsidiaries, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East;

•	IVIA Serviços de Informática Ltda., a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil;

•	Rational Interaction, a full-service digital customer experience solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency;

•
International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company and a world leader in computer aided design and product lifecycle management interoperability software services.

In April 2022, we acquired Convergence Acceleration Solutions, LLC (“
CAS Group
”), a
US-based
consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers.
In May 2022, we acquired Rizing Intermediate Holdings, Inc and its subsidiaries (“
Rizing
”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing has more than 1300 employees in 16 countries across North America, Europe, Asia, and Australia.

Divestitures
During the year ended March 31, 2022, we sold our investment in Denim Group, Ltd. and Denim Group Management, LLC (“
Denim Group
”), which is accounted for using the equity method.
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
Capital Expenditure
We incurred total cash outflow of,
₹
 23,497 million,
₹
 19,577 million and
₹
 20,153 million during the fiscal years ended March 31, 2020, 2021 and 2022, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2022, we had contractual commitments of
₹
 11,376 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets. We expect these expenditures to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.
Industry Overview
IT Services
Various industries across the world have struggled to adapt to the extraordinary circumstances caused by the
COVID-19
pandemic. While the pandemic affected economies and industries, economies are experiencing a strong but unbalanced recovery. With increased consumer spending, the IT industry recorded its highest year-on-year
growth ever. The pandemic has rapidly accelerated digital transformation for many organizations and has led to the adoption of digital business models driven by online customer service, remote working, supply chain reinventions and automation for operational excellence. This disruption has created space for organizations across industries to drive innovation in services and products such as telehealth, online shopping experience enhanced with augmented reality (“
AR
”) / virtual reality (“
VR
”), digital payments, and virtual learning solutions. Consumers are more inclined to use digital services like digital payments, digital shopping (retail,
e-commerce
and housing sector) and digital healthcare. While the IT industry is witnessing unprecedented demand, supply remains constrained and talent recruitment and retention continues to be a key concern along with current geo-political
situation and rising inflation.
Global IT service providers offer a range of
end–to-end
software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting and related support functions. The IT services industry is expected to accelerate and drive decisions in the year 2022 based on investments made by clients in customer experience programs, digital transformation, employee experience and engagement, ESG initiatives and hybrid operating models.
According to the Strategic Review 2022 published by NASSCOM (the “
NASSCOM Report
”), the Indian technology sector is estimated to witness a growth of 15.5% to reach approximately US$ 227 billion revenue in fiscal year 2022 (excluding
e-commerce).
Exports (including hardware) are estimated to grow at 17.2% to reach approximately US$ 178 billion in fiscal year 2022 and the domestic sector is forecasted to reach approximately US$ 49 billion in fiscal year 2022, growing at approximately 10%.
Companies are investing in large and complex cloud migration and transformation programs, creating multi-year opportunities for consulting services and implementation. Due to increased demand for hyper personalized products and services, next generation technologies such as data and AI, mixed reality, digital engineering, blockchain, multi-cloud, cybersecurity, edge computing and 5G is expected to continue to grow exponentially.
With accelerated rates of vaccination and reduction in mobility restrictions, most economies are expected to reach pre-pandemic
levels. While consumption demand has improved, the recovery is uneven due to factors like imbalanced labor markets, global supply chain disruptions, geo-political
conflicts, inflation and a dearth of talent. The continuous increase in demand for skilled talent has been building pressure on IT services providers amidst a significant increase in hiring, salary hikes and higher subcontracting costs. While there is no direct impact on business from the ongoing geo-political
conflict between Russia and Ukraine, we continue to monitor these developments.
A focus on ESG parameters is emerging as a new differentiator, with the pandemic accelerating ESG adoption across the globe. It has become an important consideration for IT services provider selection. Clients expect providers to not only meet global standards on ESG, but also help them make progress on their ESG goals across key themes such as climate change, diversity and inclusion, corporate governance and cybersecurity.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information” in Item 5 for more information on the effects of
COVID-19
and recent
geo-political
conflicts on our business.
IT Products
The key components of the hardware industry are servers, desktops, notebooks and tablet computers, storage devices, peripherals, printers and networking equipment. According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$ 16.6 billion in fiscal year 2022 and overall revenue for the hardware industry is expected to be US$ 17 billion in fiscal year 2022. The growth is expected to be driven by the personal computer segment due to online learning and remote working models.
ISRE
The
COVID-19
pandemic has been a catalyst in accelerating the GoI’s digitalization initiatives, with increased IT spending driven by the Digital India initiative focused around citizen experience and digital inclusion.
The digitalization of the GoI’s legacy systems will be a major reason for its IT spending growth in the year 2022, improving the overall digital maturity of India’s government organizations.
We, therefore, see opportunities in the government sector around cloud adoption, digital workplace and business continuity solutions, business intelligence and data analytics, automation, responsible AI and blockchain, along with improved data privacy and data sharing tools.
Business Overview
Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm with over 240,000 employees in more than 56 countries helping our customers, communities and planet thrive in the digital world.
We are recognized globally for our strong commitment to sustainability. We nurture inclusivity as an intrinsic part of Wipro’s culture. Our deep resolve to improve the communities we live and work in, is appreciated by our customers, investors, analysts and employees.
We are technologists, designers, strategists and business partners, who share an unwavering commitment to achieving our customer’s ambitions and creating a humane, sustainable and resilient future for all. Our recognized capabilities across 26 industry segments in digital strategy, Wipro FullStride cloud services, engineering, AI and cybersecurity have established us as a trusted leader in orchestrating transformation.
Wipro’s holistic portfolio of capabilities and ability to navigate vertically and horizontally across ecosystems helps our clients achieve differentiation and competitive advantage. Our focus is to maximize business outcomes by converging themes across industry domains, products, services, and partners as we develop and deliver tailored business solutions for our clients.
We help orchestrate the transformation journey for our clients by bringing together technology, industry expertise and ecosystems to solve complex problems and deliver value through holistic business solutions that drive outcomes. Our simplified operating model and integration of consulting and technology practices strengthens our ability to deliver such solutions effectively and at scale. We are focused towards building long-term relationships with customers and tightly aligned visions and outcomes structured through a highly governed and co-managed
engagement process.
The rise of ESG factors is redefining and elevating sustainability across industries. We are a founding member of the ‘Transform to Net Zero’ initiative and are committed to contribute to the goal of planetary zero-carbon
emissions. We are also committed to bringing our expertise in strategy, design, and technology to help transform our customers and sectors of the global economy to sustainable business models, products, services and ecosystems.
Our IT Services segment provides a range of IT and
IT-enabled
services which include digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering to leading enterprises worldwide.
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

•
deliver value to our clients as part of their transformation journey through sector focused ‘Business Solutions’, ‘Digital’ and ‘Technology’ capabilities, cutting edge innovation, leveraging our strategic partnerships and our world class talent; and

•	stay resolute in our commitment to the societies and communities in which we live and work.
It is our ambition to be the ‘orchestrator of choice’, where we bring together entire ecosystems, technologies, partners, and hyper-scalers to solve complex business and technology problems for our clients.
We aim to be a true global leader in our industry, one that is fast-growing, dynamic, and innovative, is constantly reinventing itself and is attracting the best talent from different industries.
We aim to realize our ambition through our strategy, which is defined in the context of five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and a simplified operating model.

1.	Accelerate growth – focus and scale
Our choice of sectors in a market is being driven by both market attractiveness and by Wipro’s competitive positioning and strengths. We have prioritized specific sectors in chosen geographies and markets, and we will accelerate efforts to drive market leadership in these areas.
The Americas and UK continue to be large and key focus markets for us. Strong growth plans are driving our ambitions for Europe and APMEA.
Five out of seven sectors in the Americas grew more than 18%
year-on-year
during fiscal year 2022. Markets such as Germany and Southern Europe have grown over 1.5x in size and Benelux and UK grew more than 20%
year-on-year
during fiscal year 2022. Australia, New Zealand, Japan and South East Asia grew more than 15%
year-on-year
during fiscal year 2022.

2.	Strengthen clients and partnerships
We have four anchors for our growth. First, our portfolio of large clients; second, winning large deals; third, accelerating growth through our partnerships; and fourth, inorganic growth through M&A.
We are accelerating growth by strongly aligning our organization around our key customers. Each of them has a Global Account Executive (“
GAE
”) – a senior leader representing and taking the best of Wipro to the customer. GAEs are supported by a team of industry and technology specialists and delivery leaders; for growing these accounts.
We are significantly focusing on large deal origination and winning. We have invested in a specialized large deals team, consisting of deal principals, financial and commercial modelers, experienced consultants and program directors.
In fiscal year 2022, our top five and top ten IT Services customers grew 31.5% and 30.5%
year-on-year,
respectively. We have added eight more accounts with revenue of US$ 100 million or more. Our large deal total contract value in fiscal year 2022 was at US$ 2.3 billion and overall order bookings in ‘Annual contract value’ grew 30%
year-on-year.
We are
co-investing,
co-innovating,
and
co-creating
with hyper-scalers and industry leading platform players such as Amazon Web Services (“
AWS
”), Microsoft, Google, Salesforce, SAP and ServiceNow to drive leading-edge solutions. Together with our partners, we are witnessing great traction in areas like cloud-led
modernization, AI, machine learning (“
ML
”), industry and context-specific digital solutions, and cloud-native architectures.
We are also bringing cutting edge capabilities from the ecosystem to our clients through Wipro Ventures investments in early to mid-stage
start-ups
building innovative enterprise solutions and our academia partnerships. As of March 31, 2022, Wipro Ventures manages nineteen active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in eight enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, Nexus Venture Partners, Sorenson Ventures, SYN Ventures, TLV Partners and Work-Bench Ventures.

Mergers and acquisitions are an integral part of our business strategy because acquisitions help us leapfrog in strategic areas. Our goal is to fast-track capability building in emerging areas and accelerate our access and footprint in identified markets. With a strong post-merger integration focus, we are committed to driving synergies and effectively integrating acquisitions. In the last few quarters, we have closed several acquisitions in US, Europe, Latin America, Australia and India, including our acquisitions of Capco (our largest acquisition to date), Ampion, Edgile, LeanSwift, CAS Group and Rizing. Capco had double-digit growth in fiscal year 2022 and together, we had over 60 synergy wins across markets. These acquisitions have strengthened our local presence, enhanced our capabilities, and significantly improved our positioning in key markets and segments.

3.	Lead with business solutions
We are focused on building and multiplying business solutions that solve business and technology problems for our clients.
Wipro’s FullStride cloud services is an example where we have stitched together our portfolio of cloud offerings, talent, capabilities, and Cloud Studio assets under one umbrella to better orchestrate the cloud journey for our clients. We continue to make strategic investments in high-growth areas like data and AI, cybersecurity and engineering.
We are accelerating investments and focus on building industry-specific solutions and services. A few examples of solutions we have built for our clients include digital bank of the future, core modernization for a telecom company for faster 5G deployment, and Open Subsurface Data Universe platform for oil and gas.

4.	Building talent at Scale
We have a contemporary and diverse senior leadership, including in our client-facing GAE roles. We have moved our leadership closer to clients. Our leadership team has a good mix of lateral hires, and internally promoted high-performing leaders. Throughout our organizational transformation, we have continued to reinforce the spirit and values of our company.
We continue to invest in building world class talent in areas such as front-end,
consulting, architects, domain, and cutting-edge technologies such as AI, data sciences, cybersecurity and engineering. For example, we have built a workforce of specialists in cybersecurity called ‘CyberSecurists’ who not only bring in cyber technical expertise but are subject-matter experts in industry leading vendor-solutions.
Reskilling and building onsite scale in digital and next-generation capabilities is critical. Our talent transformation programs are modelled on ‘Anytime, Anywhere’ learning, social and community learning, mentoring networks, and talent champions. We are evolving our Topcoder platform to become Talent Cloud that will enable enterprises anytime, anywhere access to top talent across the world and in turn, provide the talent with a “world of options”.
We are committed to significantly improving gender and ethnic diversity in our leadership ranks. Our ethnic diversity in senior leadership roles has increased by 24 percentage points in the last 21 months. We have hired over 50 women in senior leadership roles during fiscal year 2022, which is two times the number of women hired for senior leadership roles in fiscal year 2021.
We are relentlessly driving a cultural transformation to build an organization that is bold, that drives a high-performance mindset, and nurtures diverse ideas and teams. Our Five Habits fuel this transformation and provide the foundation for who we are, how we act and how we grow.

5.	Simplified operating model
Our operating model is anchored in sectors and markets. Our four SMUs (Americas 1, Americas 2, Europe and APMEA) are the primary axis for our go-to-market
strategy.

•	The Americas 1 and Americas 2 SMUs are structured by sectors; and

•	The Europe and APMEA SMUs are structured by countries, with dedicated focus on identified sectors.
We have consolidated synergistic capabilities and offerings under the two GBLs:

•	iDEAS, comprising of Integrated Digital, Engineering and Application Services; and

•	iCORE, which is Infra Cloud, Operations, and Risk and Enterprise Cybersecurity.
Delivery, capabilities and solutions and horizontal specialists are owned by GBLs. Part of this construct is a strong global domain and consulting capability organization that collaborates with market units in bringing industry and consulting capabilities to our clients. From a client standpoint, our model ensures adequate sector and domain-focus in our go-to-market
and execution. This enables focused growth, combines global expertise with local geography-focus in building capabilities, and ensures dedicated sales presence led by proximity to clients.
We are also focusing our investments on driving a future-ready sales operating model with focused account segmentation, clear sales roles that drive impact and flying formation in deal pursuits that enable us to win and service our clients effectively.

A key element of our simplified operating model is about driving delivery excellence. Core to this is our focus on workforce transformation, program management and the new ways of working.
Operating Segment Overview
Our business comprises of the IT Services, IT Products and ISRE segments. The ISRE segment consists of IT services offerings to ISRE Customers. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2020	2021	2022
	( ₹ in millions)
IT Services	593,798	605,815	781,824
IT Products	11,657	7,685	6,173
ISRE	7,950	8,912	7,295
Reconciling items	(4)	13	(3)

	613,401	622,425	795,289

For the fiscal year ended March 31, 2022, the IT Services segment generated 98.3% of our revenue and 99.1% of our operating income. For the same period, the IT Products segment generated 0.8% of revenue and 0.1% of operating income and ISRE services segment generated 0.9% of our revenue and 0.8% of our operating income. Reconciling Items constitute (0.1%) of our operating income. (Refer to Note 34 of the Notes to Consolidated Financial Statements).
Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2020	2021	2022
	( ₹ in millions)
India	29,374	27,156	25,939
United States of America	338,490	336,009	427,021
United Kingdom	65,258	67,852	101,437
Rest of the world	180,279	191,408	240,892

	613,401	622,425	795,289

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 34 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings
Our IT Services service offerings are organized through two GBLs – Integrated Digital, Engineering and Application Services (“
iDEAS
”) and Cloud Infrastructure, Digital Operations, Risk and Enterprise Cyber Security Services (“
iCORE
”). iDEAS will include the Domain and Consulting, Applications and Data, Engineering and R&D and Wipro Digital service lines. iCORE will include the Cloud and Infrastructure services (“
CIS
”), Digital Operations and Platform (“
DOP
”) and Cybersecurity and Risk Services (“
CRS
”) service lines. We believe GBLs will bring in global scale, capabilities and solutions and best practices in delivery.
iDEAS
iDEAS orchestrates and executes solutions for clients to build and operate digital era businesses. We create sector specific growth constructs and simplified and efficient new systems that drive business impact through our partner ecosystems and iDEAS experts, IP and accelerators.
With a focus on five themes (industry cloud, intelligence everywhere, Industry 4.0, 5G and Edge Computing and Sustainability), we work in lockstep with our clients to realize their ambitions securely and resiliently for their future through our six capability engines.

•
Cloud Transformation
 & NextGen Platforms
: The practice brings together sector blueprints, architecture teams, cloud service partners, DevSecOps, digital engineering, integration, and modernization capability to build and deploy industry cloud solutions for our clients, navigating at the same time complex data environments to unlock the journey to and beyond cloud for customers. This practice includes Wipro FullStride offerings, where we partner with our clients to orchestrate an ecosystem of hyperscalers, other alliance partners, capabilities and technologies, allowing them to focus on continuous innovation and value creation.

•
Wipro Engineering
: Seizing the space between technology and engineering to create solutions and platforms for sectors needing experts in Industry 4.0, IoT, Semiconductor, 5G and Automotive; our sector specific software product designers, process experts and engineers work across different product lifecycle stages for our clients. We have renamed our Engineering, Research and Development practice to “Wipro Engineering”.

•
Wipro Digital
: Wipro Digital, works at the cusp of strategy, design and technology. The brand is powered by our Digital Experience (“
DX
”) Practice; bringing the best of experience, marketing and next-gen interaction platforms together with engagement process experts to execute experiences for a new generation of end customers and employees.

•
Designit:
Designit provides
design-led
transformation solutions that better connect brands, organizations, and businesses to their end customers through a global team of researchers, analysts and design visionaries.

•
Industry Domain and Consulting
: Industry Domain and Consulting brings our deep industry and consulting expertise to clients across the globe to reinvent how sectors build and operate their organizations in the future to secure growth and new leaner operating models, at the same time as supporting clients to manage their organizational change.

•
Applications and Data
: Our Applications and Data teams guide enterprises on their journey towards data transformation by providing innovative data management and architecture strategies to ensure Intelligence Everywhere in an organization; executing these through our enterprise and data partner expertise such as SAP, Oracle, Salesforce, ServiceNow, MS Dynamics, Snowflake, Databricks, and Informatica.

iCORE
iCORE is committed to accelerating the transformation journey of our customers to enable the enterprise of the future that is agile, intelligent, and resilient. We transform the core of enterprises through next-generation technologies and solutions combining cloud, infrastructure, cybersecurity, process, and business operations. Our iCORE service lines include:

•
Cloud Infrastructure Services
(“
CIS
”): CIS partners with organizations to modernize their IT landscape by unlocking the transformative opportunities powered by the cloud. We help build business agility and improve operational efficiency to uncover new opportunities for innovation through our offerings in cloud, data center, digital workplace, connected intelligence, IoT, digital network and edge computing.

•
Cybersecurity and Risk Services
(“
CRS
”): CRS is a
next-gen
cybersecurity offering that seamlessly integrates the business needs of today with the future needs of tomorrow. Our CyberSecurists help customers achieve a resilient cyber future through advisory-led
security and risk management solutions. For us, cyber defense is not just proposals and promises, or simply keystrokes and code. It is pure, cutting-edge security in action delivered with genuine expertise.

•
Digital Operations and Platforms
(“
DOP
”): DOP technology solutions build agile, intelligent, and automated processes to help enterprises drive differentiated customer experiences with an outcome-driven approach. With powerful business intelligence at its core, we help unlock the human potential needed to drive innovation and accelerate newer and faster responses to the ever-evolving market needs.

IT Services Clients
We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
Per client revenue (US$)	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
1-3 million	233	217	269
3-5 million	81	92	113
5-50 million	220	217	247
50-100 million	25	29	31
> 100 million	15	11	19

Total > 1 million	574	566	679

The largest client of our IT Services business accounted for 3.2%, 3.1% and 3.2% of revenues from the IT Services business as a whole for the years ended March 31, 2020, 2021 and 2022. The five largest clients of our IT Services business accounted for 12.8%, 12.1% and 12.5% of our total IT Services revenues for the years ended March 31, 2020, 2021 and 2022, respectively.
IT Services Sales and Marketing:
We sell our IT services in over 56 countries through locally staffed sales teams aligned with specific industries and geographies. Our sales teams serve as trusted partners to our clients in their transformation journeys. This is done with the goal of enabling clients to be leaders in their respective industries and achieve outstanding business outcomes. We combine global expertise with local geography-focus to assist our clients, creating new possibilities at the intersection of design, industry, consulting, managed services, and next-generation technologies.
In hybrid work environment, that is invariably part of future business models, our local sales efforts are enabled through digital channels and collaborative technologies and complemented by our marketing functions which assist through building brand awareness, positioning our business solutions, expanding our footprint in specific accounts.
Our success as trusted partners to our clients is dependent on key elements of our sales model:

•
Strengthening relationships
: We have designated GAEs and client executives, that have primary responsibility for the client relationship, providing strong accountability and client focus. Partners are playing an increasingly important role in our clients’ transformations. We continue to expand our partner relationships, with market development leads aligned to partner teams and a strategic focus on the business impact of our partnerships.

•
Unrelenting focus on our clients’ ambitions
: Our sales teams seek to understand our clients’ most consequential challenges and help them overcome in ways that go beyond what they imagined for themselves. This includes orchestrating across Wipro and our ecosystem of partners to create solutions with clear business outcomes.

•
Simplified sales model
: Our simplified sales model, underlying processes and technology enhancements will provide a more seamless sales process with empowered sales teams who act with agility and alignment to bring the best of Wipro to our clients.

•
Large deals expertise
: Our strategic pursuits team is aimed at the largest and most complex transformation deals. It consists of deal principals, financial and commercial modelers, experienced consultants, and program directors, to bring expertise in creation, solutioning, structuring and supporting in winning large deals.

Marketing
: Our marketing organization complements our sales teams across the sales funnel by increasing market awareness, creating interest in our solutions and offerings, improving consideration by clients and partners, and improving win rates in large and midsize deals.
All the activities carried out through marketing are aimed at expanding and serving our market, including growing our customer base, solidifying our relationships, and enhancing our brand and reputation.

IT Services Competition
The market for IT services is competitive and rapidly changing. Our competitors in this market include global consulting firms; IT services companies as well as local, and niche services providers.
The following factors differentiate us from our competition:

1.	Our ability to orchestrate value for our clients by stitching together industry knowledge, technology expertise, and ecosystem capabilities to solve complex problems faced by our clients.

2.
A comprehensive and integrated suite of business solutions powered by leading-edge technologies like Wipro FullStride cloud services, cybersecurity, data and AI, and engineering and research and development.

3.
Our portfolio of industry-specific business solutions such as digital bank of the future, Open Subsurface Data Universe platform for oil and gas, and core modernization for a telecom company for faster 5G deployment.

4.
Our investments in developing intellectual property (“
IP
”) across products, platforms, frameworks, solutions, components, accelerators, tools, and apps such as Wipro HOLMES
TM
, Wipro virtuadesk
TM
, etc. that enable us to deliver enormous efficiency and
time-to-market
advantage to our customers.

5.
Crowdsourcing (“
Topcoder
”): A community and crowdsourcing platform with over one million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, DX, Quality as a Service (“
QaaS
”), workforce transformation, Talent as a Service (“
TaaS
”) and hybrid (certified) communities.

6.
A global delivery model, enabled by our “4M” framework – which is Model, Method, Machinery and Mindset. Model is about driving global, distributed, and boundary-less ways of working; Method is about agile and no-shore;
Machinery is about leveraging our AI and automation assets; and Mindset is about problem discovery, customer intimacy, and constant learning.

7.
Our bold and high-performance culture fueled by our Five Habits and our focus on upskilling / reskilling helps us nurture diverse ideas and teams, as well as attract and retain best talent across key markets.

8.	Our emphasis on acquiring companies with new age technologies and integrating them with our service offerings, to maximize synergies for our clients.

9.	We are a relationship-oriented, customer-centric, and an easy-to-do-business-with company. Our organization structure is aligned to best enable our go-to-market and ensure proximity to our clients.

10.
We are a
purpose-led
business that is recognized globally for high ethical standards, strong corporate governance, and an unwavering commitment to sustainability. We nurture inclusivity as an intrinsic part of Wipro’s culture. Our deep resolve to improve the communities we live and work in, is appreciated by our customers, investors, analysts, and employees.

IT Services SMUs structure
During the year ended March 31, 2021, the Company
re-organized
its IT Services segment from seven industry verticals to four SMUs - Americas 1, Americas 2, Europe and APMEA. Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

•
Americas 1 includes the entire business of Latin America (“
LATAM
”) and the following industry sectors in the U.S.: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms.

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
Prior to the Company’s
re-organization
of its IT Services segment, the IT Services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“
BFSI
”), Health Business unit (“
Health BU
”), Consumer Business unit (“
CBU
”), Energy, Natural Resources and Utilities (“
ENU
”), Manufacturing (“
MFG
”), Technology (“
TECH
”) and Communications (“
COMM
”).
IT Products
We provide IT products as a complement to our IT services offerings rather than sell standalone IT products.
IT Products Customers
We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and
IT-enabled
services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2022, we had one customer that accounted for 12.0% of our overall IT Products segment revenue.
IT Products Sales and Marketing
We are value-added resellers of third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. Our GAEs and client executives receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.
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
ISRE Customers
We have customers across the GoI, Indian State Governments and in industry sectors such as BFSI and ENU in the form of corporate entities where more than 51% of the paid-up
capital is held by the Central and/or State governments of India. We work with multiple ISRE customers and our top two ISRE customers contributed approximately 26.7% of our ISRE revenues for the year ended March 31, 2022. Our largest ISRE customer accounted for 17.7% of our overall ISRE segment revenue for the year ended March 31, 2022.

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
We have invested in developing IP across business solutions, products, platforms, and service accelerators. This IP development enables us to provide standardized solutions to our customers and obtain significant time-to-market
advantage over the general preference for customized solutions that entail higher cost and longer timelines. Using our IP, we are able to offer innovative commercial models in delivering services.
As of March 31, 2022, we have 1,092 registered patents in various countries. We have filed 41 patents during the year ended March 31, 2022, and currently have approximately 982 patent applications pending registration in various jurisdictions across the world.
As of March 31, 2022, we held 366 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 13 trademark applications are pending for registration in various jurisdictions across the world.
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
Effect of Government Regulation on our Business
Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the GoI. We benefit from certain tax incentives promulgated by the GoI, including the export of IT services from SEZs. As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. However, any new SEZ which commences operation after March 31, 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future.
Indian laws also place additional requirements on our business, including that we are generally required to obtain approval under various legislations from the RBI, SEBI, MCA and/or the Ministry of Finance of the GoI to acquire companies incorporated outside India, if prescribed conditions are not satisfied, and we are generally required, subject to some exceptions, to obtain approval from relevant authorities in India in order to raise capital outside India or conduct other activities. We may also be required to obtain the approval of the Indian stock exchanges and/or the SEBI to take certain actions, such as the acquisition of, or merger with, another company. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.
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
Property, Plant and Equipment
Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 23.91 million square feet of land for future expansion plans. We have 25.18 million square feet of owned software development facilities in India and over 1.80 million square feet of leased software development premises in India.
We have approximately 2.93 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.26 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.
We incurred total cash outflow of
₹
 23,497 million,
₹
 19,577 million and
₹
 20,153 million on capital expenditure during the fiscal years ended March 31, 2020, 2021 and 2022, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.
We have 59 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 157 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).
We own one manufacturing site located in Pondicherry, India, which is approximately 0.06 million square feet of land.
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
We are committed to achieving
net-zero
greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We also set an intermediate target of a 55% reduction in our absolute emission levels by 2030 compared to 2017. These targets are based on the globally accepted Science Based Targets initiative (“
SBTi
”) and reflect significant decarbonization and operational changes that we will implement to achieve net-zero
by 2040. The primary levers of our decarbonization drive are:

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
Refer to Item 5 for further discussion of our ESG initiatives.
Material Plans to Construct, Expand and Improve Facilities
As of March 31, 2022, we had contractual commitments of
₹
 11,376 million primarily related to capital expenditures on construction or expansion of software development facilities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, short-term investments and other external financing sources.
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
Overview
Wipro Limited is a leading global IT, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, cybersecurity, engineering services, analytics and emerging technologies to help our clients adapt to the digital world and make them successful.
Wipro is recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship. We have over 240,000 dedicated employees (including support functions) serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold tomorrow.
Trend Information
While the
COVID-19
pandemic has affected economies and industries around the world, economies are now experiencing a strong but unbalanced recovery.
The pandemic has rapidly accelerated digital transformation for many organizations and has led to the adoption of digital business models driven by online customer service, remote working, supply chain reinventions and automation for operational excellence.
With accelerated rates of effective vaccination and reduction in mobility restrictions, most economies are expected to reach their pre-pandemic
levels. While consumption demand has improved, economic recovery remains uneven due to factors like imbalanced labor markets, global supply chain disruptions, geo-political
conflicts, inflation and a dearth of available talent. While there is no direct impact on business from the ongoing geo-political
conflict between Russia and Ukraine, we continue to monitor these developments. The continuous increase in demand for skilled talent has been building pressure on IT services providers amidst a significant increase in hiring, salary hikes and higher subcontracting costs.
IT Services:
Global IT service providers offer a range of
end–to-end
software development, digital services, IT business solutions, research and development services, technology and cloud infrastructure services, business process services, consulting and related support functions. According to the NASSCOM Report, the Indian technology sector is estimated to witness a growth of 15.5% to reach approximately US$ 227 billion revenue in fiscal year 2022 (excluding
e-commerce).
Exports (including hardware) are estimated to grow at 17.2% to reach approximately US$ 178 billion in fiscal year 2022 and the domestic sector is forecasted to reach approximately US$ 49 billion in fiscal year 2022, growing at approximately 10%. The growth is driven by demand for, digital transformation, cloudification, engineering, data analytics and AI, and associated consulting services. Customer enterprises will continue their investments in communication and collaboration, cybersecurity and content management solutions.
Our strategy supports value creation for clients and growth for our organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale, and a simplified operating model. We are focusing our efforts and our investments on maximum results, going deeper in areas that we believe we have strength and defocusing on others, and scaling up to secure leadership positions. Our new strategy will bring us closer to clients, drive greater agility and responsiveness and help us become the employer of choice. Further, we have invested in acquiring new technology and skills. In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•	Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific;

•	Ampion, a provider of cyber security, DevOps and quality engineering services;

•	Edgile, a transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security and digital identity;

•
LeanSwift, a system integrator of Infor Products whose service capabilities include enterprise resource planning,
e-commerce,
digital transformation, supply chain, warehouse management systems, business intelligence and integrations;

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

In April 2022, we acquired CAS Group, a
US-based
consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers.
In May 2022, we acquired Rizing, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management and has more than 1300 employees in 16 countries across North America, Europe, Asia, and Australia.
In fiscal year 2022, our top five and top ten IT Services customers grew 31.5% and 30.5%
year-on-year,
respectively. We have added eight more accounts with revenue of US$ 100 million or more. Our large deal total contract value in fiscal year 2022 was at US$ 2.3 billion and overall order bookings in ‘Annual contract value’ grew 30%
year-on-year.
Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2022 is 30.41%. We anticipate challenges in significantly improving our gross profits, largely due to the following reasons:

•	Annual increases in salaries, progressions and bonuses, and strong demand for digital and other niche skills are expected to result in wage inflation;

•	Increased hiring and training costs due to higher attrition rates;

•	Discretionary spending relating to travel, facilities and marketing spends gradually scaling back;

•	Limited ability of the market to accept increase in prices for our offerings to fully offset incremental costs;

•	Investment in acquisitions with onsite capabilities which can potentially contribute lower margins;

•	The impact of exchange rate fluctuations on our Indian Rupee realizations;

•	Investment in domain architects, deep subject matter experts and diversified local leadership;

•	Increase in onshore effort mix as customers return to office;

•	Loss of revenue due to vendor consolidation or insourcing at the customer end; and

•	Lower utilization rates for our resources, arising from reduction in demand for our services from customers or contract terminations.
In response to the increased competition in the marketplace for IT services and pressure on gross margins, we are focusing on:

•	Pyramid structure by increasing hiring from university campuses as a core aspect of our margin management;

•	Better price realization to combat current inflationary environment;

•
Differentiating our offerings by providing premium services across the Digital value-chain, including consulting and advisory, strategy, design, Wipro FullStride cloud services and connected offerings;

•	Emphasizing a hybrid delivery model to retain the utilization of our IT professionals;

•	Aligning our resources to expected demand and pivoting ourselves to meet new opportunities;

•	Using next-generation technology-led business process services like Wipro HOLMES TM to drive superior customer experience and maximize returns and bring down operating costs;

•	Driving revenue and cost synergies of acquired businesses; and

•	Investing in non-linearity through our IP portfolio that de-link the linear relationship between revenue and efforts expended.
IT Products
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
According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$ 16.6 billion in fiscal year 2022 and overall revenue for the hardware industry is expected to be US$ 17 billion in fiscal year 2022. The growth is expected to be driven by the personal computer segment due to online learning and remote working models.
ISRE
According to the NASSCOM Report, the Indian government played a prominent role in the adoption of technology and enablement with public digital platforms to enhance India’s competitiveness. In addition to the initiatives of central government, state governments are also building digital platforms for enhanced government-citizen engagement across finance, education, agriculture and citizen services.
The GoI is focused on increasing the digital capability by forging alliances with academia to encourage innovation, build a robust talent pipeline and strengthen industry-academia ties. The GoI is strengthening the public cloud ecosystem in India with initiatives such as enabling Micro, Small and Medium Enterprises (“
MSMEs
”) in early cloud adoption, building skilled cloud workforce and investments on cloud infrastructure services. With increasing investments in cloud and cyber-security, the primary focus for government organizations, both local and national, is on building collaborative partnerships and technology solutions.
Shareholder Returns
We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. The Company’s policy of capital allocation includes payout of minimum
45%-50%
of net income for period of trailing three years. There is no change in our philosophy on shareholder return.
Cash Dividends
: The cash dividend paid during the year ended March 31, 2021 was
₹
 1 per equity share. The cash dividend paid during the year ended March 31, 2022 was an interim dividend of
₹
 1 per equity share. Further, the Board at its meetings held on March 25, 2022, declared an interim dividend of
₹
 5 per equity share, which was subsequently paid on April 19, 2022. The Board recommended the adoption of the interim dividends of
₹
 1 and
₹
 5 per equity share as the final dividend for the year ended March 31, 2022.
Buyback of equity shares
: During the year ended March 31, 2021, we concluded the buyback of 237,500,000 equity shares at a price of
₹
 400 (US$ 5.47) per equity share, as approved by the Board of Directors on October 13, 2020 and by our shareholders by resolution dated November 16, 2020 passed through postal ballot by electronic voting. This resulted in a total cash outflow of
₹
 116,644 million (US$ 1,594.8 million) including tax on buyback of
₹
 21,445 million (US$ 293.2 million) and transaction cost related to buyback of
₹
 199 million (US$ 2.7 million). As a result of the buyback, our share capital has reduced by
₹
 475 million (US$ 6.5 million).
Results of Operations
The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2020 and March 31, 2021. Such omitted discussions can be found in Item 5 of our annual report on Form
20-F
for the year ended March 31, 2021, filed with the SEC on June 9, 2021.

Our revenues and profits for the years ended March 31, 2021 and 2022 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions, except earnings per share data)
Revenue (1)	622,425	795,289	27.77%
Cost of revenue	(423,205)	(555,872)	31.35%
Gross profit	199,220	239,417	20.18%
Selling and marketing expenses	(41,400)	(54,935)	32.69%
General and administrative expenses	(34,686)	(46,382)	33.72%
Other operating income/(loss), net (2)	(81)	2,186	2798.77%
Operating income	123,053	140,286	14.00%
Profit attributable to equity holders	107,946	122,191	13.20%
As a percentage of revenue:
Selling and marketing expenses	6.65%	6.91%	26bps
General and administrative expenses	5.57%	5.83%	26bps
Gross margins (3)	32.01%	30.02%	(199)bps
Operating margin (3)	19.77%	17.59%	(218)bps
Earnings per share
Basic	19.11	22.35
Diluted	19.07	22.29

(1)
For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is
₹
 619,430 million and
₹
 790,934 million for the years ended March 31, 2021 and 2022, respectively. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

(2)	Other operating income/(loss), net represents:

(i)
For the year ended March 31, 2021, change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business.

(ii)
For the year ended March 31, 2022, (a)
₹
 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and (b)
₹
 953 million towards gain from the sale of Wipro’s investment in Denim Group, which was accounted for using the equity method.

Please see Note 26 of the Notes to the Consolidated Financial Statements for additional details.

(3)	Gross margin and operating margin as a percentage of revenue have been calculated by including Other operating income/(loss), net with Revenue.
Segment Information
We are organized into following operating segments: IT Services, IT Products and ISRE.
IT Services
: During the year ended March 31, 2021, the Company
re-organized
its IT Services segment from seven industry verticals to four SMUs—Americas 1, Americas 2, Europe and APMEA.
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

IT Products
: The Company is a value-added reseller of security and packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables, and revenue relating to these items is reported as IT Products revenue.
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
Our revenue and segment results are as follows:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Revenue:
IT Services	605,815	781,824	29.05%
IT Products	7,685	6,173	(19.67)%
ISRE	8,912	7,295	(18.14)%
Reconciling items	13	(3)	(123.08)%

	622,425	795,289	27.77%

Segments results:
IT Services	122,850	139,078	13.21%
IT Products	45	115	155.56%
ISRE	1,061	1,173	10.56%
Reconciling items	(903)	(80)	91.14%

	123,053	140,286	14.00%

Analysis of Results
Results of operations for the years ended March 31, 2022 and 2021
Revenue:
Our revenue increased by 27.77%.
Our IT Services segment revenue increased by 29.05%. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of our acquisitions including Capco, ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling, Australian Dollar and Canadian Dollar.
Revenue of the IT Products segment declined by 19.67%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products and our adoption of a more selective approach in bidding for SI engagements.
Revenue of the ISRE segment declined by 18.14%, which was primarily due to the completion of certain large SI deals during the year ended March 31, 2021.
The table below gives our revenue by country for the year ended March 31, 2021 and 2022:

	Percentage of revenues
	Year ended March 31,
	2021	2022
United States of America	54%	54%
United Kingdom	11%	13%
India	4%	3%
Rest of the world	31%	30%

Cost of revenues:
In absolute terms, cost of revenues increased by 31.35%, primarily due to an increase in employee compensation due to the impact of salary increases and increase in headcount, including through acquisitions, incremental sub-contracting
costs incurred to fulfil vacant positions, increase in facility expenses due to partial return of our employees to offices, and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling, Australian Dollar and Canadian Dollar. The following table presents our cost of revenues:

	Year ended March 31,		Year on Year change
Cost of revenues	2021	2022	2022-21	2022-21
	( ₹ in millions)		( ₹ in millions)
Employee Compensation	282,983	382,446	99,463	35.15%
Cost of hardware and software	7,684	6,431	(1,253)	(16.31)%
Sub-contracting and technical fees	82,470	106,580	24,110	29.23%
Travel	4,731	6,403	1,672	35.34%
Depreciation, amortization and impairment	18,900	20,980	2,080	11.01%
Facility expenses	18,386	23,021	4,635	25.21%
Communication	4,546	4,250	(296)	(6.51)%
Others	3,505	5,761	2,256	64.37%

	423,205	555,872	132,667	31.35%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue decreased by 199 basis points (“
bps
”).
Selling and marketing expenses:
Our selling and marketing expenses as a percentage of total revenue increased from 6.65% for the year ended March 31, 2021 to 6.91% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses increased by 32.69% primarily because of the increase in employee compensation due to the impact of salary increases and increase in sales headcount, incremental amortization of intangibles recognized on acquisitions consummated during the year ended March 31, 2022 and increase in marketing and brand building expenses. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year change
Selling and marketing expenses	2021	2022	2022-21	2022-21
	( ₹ in millions)		( ₹ in millions)
Employee Compensation	31,236	41,339	10,103	32.34%
Travel	209	454	245	117.22%
Depreciation, amortization and impairment	6,798	8,309	1,511	22.23%
Facility expenses	593	566	(27)	(4.55)%
Communication	382	438	56	14.66%
Marketing and brand building	1,011	2,010	999	98.81%
Others	1,171	1,819	648	55.34%

	41,400	54,935	13,535	32.69%

General and administrative expenses:
Our general and administrative expenses as a percentage of revenue increased from 5.57% for the year ended March 31, 2021 to 5.83% for the year ended March 31, 2022. In absolute terms, general and administrative expenses increased by 33.72%, primarily due to the increase in employee compensation due to the impact of salary increases and increase in headcount including acquisitions, increased recruitment costs due to headcount addition during the year ended March 31, 2022 and increase in legal and professional fees. These increases have been partially offset by the decrease in lifetime expected credit loss for the year ended March 31, 2022 as compared to the year ended March 31, 2021, due to collection of overdue accounts receivable and reduced credit risk of our customer portfolio. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year change
General and administrative expenses	2021	2022	2022-21	2022-21
	( ₹ in millions)		( ₹ in millions)
Employee Compensation	18,152	26,290	8,138	44.83%
Travel	318	463	145	45.60%
Facility expenses	1,276	1,682	406	31.82%
Legal and professional fees	4,817	6,606	1,789	37.14%
Lifetime expected credit loss/ (write-back)	1,506	(797)	(2,303)	(152.92)%
Staff recruitment expenses	1,970	6,475	4,505	228.68%
Others	6,647	5,663	(984)	(14.80)%

	34,686	46,382	11,696	33.72%

Other operating income
/(loss), net
: During the year ended March 31, 2022 we recognized gain of
₹
 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and
₹
 953 million

towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method. Please refer to Note 26 of the Notes to the Consolidated Financial Statements for additional details.
During the year ended March 31, 2021, we recorded
₹
 (81) million towards change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business.
Operating income:
As a result of the foregoing factors and acquisitions consummated during the year ended March 31, 2022, while our operating income increased by 14.00%, from
₹
 123,053 million for the year ended March 31, 2021 to
₹
 140,286 million for the year ended March 31, 2022, our results from operating activities as a percentage of revenue (operating margin) decreased by 218 bps from 19.77% to 17.59%.
Finance expenses
: Our finance expenses increased from
₹
 5,088 million for the year ended March 31, 2021 to
₹
 5,325 million for the year ended March 31, 2022. The increase in borrowings during the year ended March 31, 2022 primarily resulted in higher finance expense.
Finance and other income
: Our finance and other income decreased from
₹
 20,912 million for the year ended March 31, 2021 to
₹
 16,257 million for the year ended March 31, 2022. The decrease is primarily due to a decrease in interest income by
₹
 5,328 million during the year ended March 31, 2022 compared to the year ended March 31, 2021.
Income taxes:
Our income taxes decreased by
₹
 1,399 million from
₹
 30,345 million for the year ended March 31, 2021 to
₹
 28,946 million for the year ended March 31, 2022. Our effective tax rate has decreased from 21.83% for the year ended March 31, 2021 to 19.13% for the year ended March 31, 2022. This decrease is primarily due to certain audit closures for the past years. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information.
Profit attributable to
non-controlling
interest
: Our profit attributable to
non-controlling
interest has decreased from
₹
 716 million for the year ended March 31, 2021 to
₹
 138 million for the year ended March 31, 2022.
Profit attributable to equity holders
: As a result of the foregoing factors, our profit attributable to equity holders increased by
₹
 14,245 million or 13.20%, from
₹
 107,946 million for the year ended March 31, 2021 to
₹
 122,191 million for the year ended March 31, 2022.
Analysis of Revenue and Results by Segment
IT Services
Our IT Services segment provides a range of IT and IT enabled services which include digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. Information by SMUs for the IT Services segment for the years ended March 31, 2021 and 2022 are as follows:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	178,091	217,874	22.34%
Americas 2	179,821	239,404	33.13%
Europe	165,441	233,443	41.10%
APMEA	82,462	91,103	10.48%

	605,815	781,824	29.05%

Segments Result:
IT Services Strategic Market Units
Americas 1	33,040	42,820	29.60%
Americas 2	41,589	47,376	13.91%
Europe	31,673	35,739	12.84%
APMEA	11,476	10,523	(8.30)%
Unallocated	5,153	434	(91.58)%
Other operating income/(loss), net	(81)	2,186	2798.77%

	122,850	139,078	13.21%

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.
Our IT Services segment accounted for 97.3% and 98.3% of our total revenue for the years ended March 31, 2021 and 2022, respectively and 99.8% and 99.1% of our operating income for the years ended March 31, 2021 and 2022, respectively.
Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Revenue (1)	605,815	781,824	29.05%
Cost of revenue	(408,411)	(543,425)	33.06%
Gross profit	197,404	238,399	20.77%
Selling and marketing expenses	(40,985)	(54,688)	33.43%
General and administrative expenses	(33,488)	(46,819)	39.81%
Other operating income/(loss), net	(81)	2,186	2798.77%
Segment results (2)	122,850	139,078	13.21%
As a percentage of revenue:
Selling and marketing expenses	6.77%	6.99%	22	bps
General and administrative expenses	5.53%	5.99%	46	bps
Gross margins (3)	32.59%	30.41%	(218)	bps
Segment results (3)	20.28%	17.74%	(254)	bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to
₹
 2,955 million and
₹
 4,355 million for the years ended March 31, 2021 and 2022, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

(2)
Includes other operating income of
₹
 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and
₹
 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method.

(3)	Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income/(loss), net with Segment Revenue.
Our revenue and segment results by IT Services SMUs, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2021		2022
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Strategic Market Units
Americas 1	29.4%	26.9%	27.9%	30.8%
Americas 2	29.7%	33.9%	30.6%	34.1%
Europe	27.3%	25.8%	29.9%	25.7%
APMEA	13.6%	9.3%	11.6%	7.5%
Unallocated	NA	4.2%	NA	0.3%
Other operating income/(loss), net	NA	(0.1)%	NA	1.6%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2021	2022
Sector
Banking, Financial Services and Insurance	30.7%	34.7%
Consumer	16.4%	17.5%
Health	13.5%	11.7%
Energy, Natural Resources and Utilities	13.1%	12.2%
Technology	13.0%	12.1%
Manufacturing	8.1%	6.8%
Communications	5.2%	5.0%
IT Services results of operations for the years ended March 31, 2022 and 2021
The IT Services segment revenue increased by 29.05% for the year ended March 31, 2022 compared to our revenue for the year ended March 31, 2021. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of acquisitions, including Capco, ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling, Australian Dollar and Canadian Dollar. Our acquisitions consummated during the year ended March 31, 2022 contributed revenues of
₹
 72,730 million.
Our gross profit as a percentage of our revenue from our IT Services segment decreased by 218 bps, primarily due to the increase in employee compensation costs by
₹
 99,239 million due to the impact of salary increases and increase in headcount, including through our acquisitions, incremental subcontracting costs of
₹
 29,871 million, and the increase in facility expenses by
₹
 4,724 million due to partial return of our employees to offices.
Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.77% for the year ended March 31, 2021 to 6.99% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses increased by
₹
 13,703 million primarily because of increase in employee compensation costs by
₹
 10,248 million due to the impact of salary increases and increase in sales headcount, incremental amortization of intangibles of
₹
 1,510 million recognized on acquisitions consummated during the year ended March 31, 2022 and increase in marketing and brand building expenses by
₹
 999 million.
General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.53% for the year ended March 31, 2021 to 5.99% for the year ended March 31, 2022. In absolute terms, general and administrative expenses increased by
₹
 13,331 million, primarily due to an increase in employee compensation costs by
₹
 8,463 million due to the impact of salary increases and the increase in headcount, including through our acquisitions, incremental recruitment costs of
₹
 4,515 million due to additions to headcount and increases in legal and professional fees by
₹
 1,797 million. These increases have been partially offset by the decrease in lifetime expected credit loss by
₹
 1,906 million. Lifetime expected credit loss for the year ended March 31, 2022 decreased compared to the year ended March 31, 2021 due to collection of overdue accounts receivable and reduced credit risk of our customer portfolio.
Other operating income/(loss), net for the year ended March 31, 2022 includes a gain of
₹
 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to the sale of our hosted data center services business, and
₹
 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method.
As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 254 bps, from 20.28% to 17.74%. In absolute terms, the segment results of our IT Services segment increased by 13.21%.
IT Products
While we focus on being a strategic provider of IT services, we provide IT products as a complement to our IT services offerings. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and
End-User
Computing solutions. Revenue from the hardware products and software licenses sold is recorded under the IT Products segment. We have diverse range of clients across all major industries, primarily in the India and the Middle East markets.
Our IT Products segment accounted for 1.2% and 0.8% of our revenue for the years ended March 31, 2021 and 2022, respectively, and 0.0% and 0.1% of our operating income for each of the years ended March 31, 2021 and 2022, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Revenue (1)	7,685	6,173	(19.67)%
Cost of revenue	(7,465)	(6,279)	(15.89)%
Gross profit	220	(106)	(148.18)%
Selling and marketing expenses	(109)	(104)	(4.59)%
General and administrative expenses	(66)	325	(592.42)%
Segment results	45	115	155.56%
As a percentage of revenue:
Selling and marketing expenses	1.42%	1.68%	26bps
General and administrative expenses	0.86%	(5.26)%	(612	)bps
Gross margins	2.86%	(1.72)%	(458	)bps
Segment results	0.59%	1.86%	127bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to
₹
 20 million and
₹
 Nil for the years ended March 31, 2021 and 2022, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

IT Products results of operations for the years ended March 31, 2022 and 2021
Our revenue from the IT Products segment decreased by 19.67% in the year ended March 31, 2022 compared to our revenue in the year ended March 31, 2021. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than sell standalone IT products, and our adoption of a more selective approach in bidding for SI engagements.
Our gross profit as a percentage of our IT Products segment revenue decreased by 458 bps. In absolute terms gross profit decreased by
₹
 326 million primarily due to decrease in revenue.
Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 1.42% for the year ended March 31, 2021 to 1.68% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses decreased by
₹
 5 million.
General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 0.86% for the year ended March 31, 2021 to (5.26)% for the year ended March 31, 2022. In absolute terms, general and administrative expenses decreased by
₹
 391 million primarily due to reduction in lifetime expected credit loss, which was due to collection of overdue accounts receivable.
As a result of the above, segment results as a percentage of our revenue from our IT Products segment increased by 127bps, from 0.59% to 1.86%. In absolute terms, the segment results of our IT Products segment increased by
₹
 70 million.
ISRE
Our ISRE segment accounted for 1.4% and 0.9% of our revenue for the years ended March 31, 2021 and 2022, respectively, and 0.9% and 0.8% of our operating income for each of the years ended March 31, 2021 and 2022, respectively.
Operating results of the ISRE segment are as follows:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Revenue (1)	8,912	7,295	(18.14)%
Cost of revenue	(7,282)	(6,063)	(16.74)%
Gross profit	1,630	1,232	(24.42)%
Selling and marketing expenses	(294)	(133)	(54.76)%
General and administrative expenses	(275)	74	(126.91)%
Segment results	1,061	1,173	10.56%
As a percentage of revenue:
Selling and marketing expenses	3.30%	1.82%	(148	)bps
General and administrative expenses	3.09%	(1.01)%	(410	)bps
Gross margins	18.29%	16.89%	(140	)bps
Segment results	11.91%	16.08%	417bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to
₹
 5 million and
₹
 Nil for the years ended March 31, 2021 and 2022, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

ISRE results of operations for the years ended March 31, 2022 and 2021
Our revenue from the ISRE segment decreased by 18.14% in the year ended March 31, 2022 compared to our revenue in the year ended March 31, 2021, primarily due to the completion of certain large SI deals during the year ended March 31, 2021.
Our gross profit as a percentage of our ISRE segment revenue decreased from 18.29% for the year ended March 31, 2021 to 16.89% for the year ended March 31, 2022. In absolute terms gross profit decreased by
₹
 398 million primarily due to decrease in revenue.
Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased from 3.30% for the year ended March 31, 2021 to 1.82% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses decreased by
₹
 161 million. This was primarily a result of the Company’s cost efficiency efforts.
General and administrative expenses as a percentage of revenue from our ISRE segment decreased from 3.09% for the year ended March 31, 2021 to (1.01)% for the year ended March 31, 2022. In absolute terms, general and administrative expenses decreased by
₹
 349 million. This was primarily a result of the Company’s cost efficiency efforts and reduction in lifetime expected credit loss by
₹
 79 million. Lifetime expected credit loss for the year ended March 31, 2022 decreased compared to the year ended March 31, 2021 due to collection of overdue accounts receivable.
As a result of the above, segment results as a percentage of our revenue from our ISRE segment increased by 417 bps, from 11.91% to 16.08%. In absolute terms, the segment results of our ISRE segment increased by
₹
 112 million.
Acquisitions
Refer to Item 4 and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.
Divestitures
Refer to Note 26 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.
Foreign exchange gains/(losses), net
Our net foreign exchange gains/(losses) for the years ended March 31, 2021 and 2022 were
₹
 2,995 million and
₹
 4,355 million, respectively.
Our foreign exchange gains/(losses), net, comprise of:

•
exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within finance expenses and finance and other income); and

•
the changes in fair value for derivatives not designated as hedging derivatives and ineffective portions of the hedging instruments. For forward foreign exchange contracts which are designated and effective as cash flow hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in shareholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items.

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

The following table sets forth the currencies in which our revenues for fiscal year 2021 and fiscal year 2022 were denominated:

	Year ended March 31,
	2021	2022
	% of Revenues
U.S. Dollar (US$)	61%	59%
Pound Sterling (GBP)	10%	11%
Euro (EUR)	8%	10%
Indian Rupee (INR)	5%	5%
Australian Dollar (AUD)	5%	5%
Canadian Dollar (CAD)	3%	3%
Others	8%	7%
The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, Pound Sterling, Euro, Australian dollar and Canadian dollar for fiscal year 2021 and fiscal year 2022:

	Year ended March 31,		Appreciation / (Depreciation) of INR in percentage
Average exchange rate during the period:	2021	2022
U.S. Dollar (US$)	74.27	74.41	(0.19)%
Pound Sterling (GBP)	97.03	101.70	(4.81)%
Euro (EUR)	86.61	86.58	0.03%
Australian Dollar (AUD)	53.26	54.99	(3.25)%
Canadian Dollar (CAD)	56.13	59.27	(5.59)%

	Year ended March 31,
	2021	2022
Exchange rate at the beginning of the year:
U.S. Dollar (US$)	75.59	73.11
Pound Sterling (GBP)	93.32	100.65
Euro (EUR)	82.70	85.75
Australian Dollar (AUD)	46.03	55.66
Canadian Dollar (CAD)	53.02	58.02
Exchange rate at the end of the year:
U.S. Dollar (US$)	73.11	75.78
Pound Sterling (GBP)	100.65	99.41
Euro (EUR)	85.75	84.07
Australian Dollar (AUD)	55.66	56.73
Canadian Dollar (CAD)	58.02	60.50
Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (US$)	3.28%	(3.65)%
Pound Sterling (GBP)	(7.85)%	1.23%
Euro (EUR)	(3.69)%	1.96%
Australian Dollar (AUD)	(20.92)%	(1.92)%
Canadian Dollar (CAD)	(9.43)%	(4.27)%
Income taxes
Our profits for the period earned from providing services at client premises outside India may be subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India.
Currently, we benefit from certain tax incentives under Indian tax laws. These tax incentives include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated SEZs. Units in designated SEZs which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. A 50% tax deduction is available for a further five years, subject to the SEZ unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. We are also eligible for exemptions from certain other taxes, including customs duties in the Software Technology and Hardware Technology Parks.

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
₹
 11,458 million and
₹
 16,483 million for the years ended March 31, 2021 and 2022, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2021 and 2022 was
₹
 2.03 and
₹
 3.02, respectively.
We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax assets are recognized towards MAT in the statement of financial position for the years ended March 31, 2021 and 2022. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off
against future tax liabilities computed under normal tax provisions.
In September 2019, the GoI amended the
Income-tax
Act by enacting The Taxation Laws (Amendment) Act, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by foregoing all the deductions available under chapter
VI-A
and other profit linked deductions under
the Income-tax
Act. This option, if exercised, is irrevocable and the corresponding MAT credit available will lapse. We have evaluated the option and have decided to continue under the existing regime and not to avail the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to increase in tax outflow and the MAT credit available to us will lapse.
The Company’s assessments are completed for the years up to March 31, 2018 in India. The Company has received demands on multiple tax issues in India. These claims are primarily arising out of denial of deduction under section 10A of the
Income-tax
act in respect of profits earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008, which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and SEZ units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.
Income tax claims against the Company amounting to
₹
 80,032 million and
₹
 92,476 million are not acknowledged as debt as at March 31, 2021 and 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.
Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.
Our ESG vision and key highlights for fiscal year ended March 31, 2022:
Our business model is set around our overarching ESG goals. Our commitment to sustainability and ESG stems from the principle of ‘double materiality’: (i) our business’ impact on the environment and communities, and (ii) the impact of environmental change on our business. While the impact of environmental change on our business is framed in terms of risks and opportunities for our business, our business’ impact on the environment and communities is based on the core principles of corporate social responsibility and trust.
Below are the key features of our ESG initiatives:

a.	Environment
Our sustainability program goes back fifteen years and comprises an established yet dynamically evolving set of initiatives that address our entire value chain on four key dimensions: energy and climate change, water, waste and biodiversity. Our goals are to:

i.
Contribute effectively to addressing climate change:
We are committed to achieving
net-zero
greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We also set an intermediate target of a 55% reduction in our absolute emission levels by 2030 compared to 2017 for (a) direct emissions from sources owned or controlled by us (“
Scope 1
”); (b) indirect emissions from the generation of purchased electricity, steam, heating and cooling consumed by us (“
Scope 2
”); and (c) all other indirect emissions that occur in our value chain (“
Scope 3
”). These targets are based on the globally accepted SBTi and reflect significant decarbonization and operational changes that we will implement to achieve net-zero
by 2040. The primary levers of our decarbonization drive are:

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
We have set interim targets of nearly 60% reduction in our greenhouse gas emissions by 2030 compared to 2017. By 2030, we plan to use 100% renewable energy for our electricity requirements in India, and progress towards 100% electric mobility for our transport operations. Simultaneously, we expect to achieve proportionate reductions in the carbon footprint associated with our business travel and our supply chain.

ii.
Responsibly manage our use of scarce water resources:
We are committed to responsibly managing our use of scarce water resources by (a) reducing the absolute and area-based consumption intensity of externally procured freshwater in our operations by 50% by 2030 and (b) contributing to a deeper understanding of the systemic challenges of urban water in the major cities in India in which we operate.

Our water consumption is primarily due to air conditioning, cooking and washing in canteens, toilets, drinking water and gardening. Our approach has been to reduce dependence on freshwater through increasing wastewater recycling, minimizing pipe losses and expanding rainwater harvesting.

iii.
Minimize waste generation from operations and its impact on communities:
We are committed to ensuring 100% of organic waste is recycled and to ensure that less than 2% goes to landfills (excluding construction and demolition waste) by 2025.

We continue to maintain the highest standards of solid waste management in all the four categories: food and organic, inorganic, hazardous materials and construction debris. We ensure reuse and certified recycling for between
98-100%
of all our waste.

iv.
Enhance the biodiversity quotient of owned campuses:
We are committed to incorporating biodiversity as a key element in the design and maintenance of all our owned campuses. While all our new campuses have incorporated biodiversity principles, our specific demonstration projects in our campuses in Bangalore and Pune have been acknowledged as trend-setters and levers for employee engagement. We have initiated a unique new project in our Hyderabad campus that serves to host and preserve endemic and endangered plant species of the eastern ghats in India.

As of March 31, 2022, 47% of our electricity consumption in India is from renewable sources and we plan to vigorously scale this up in the next three years through appropriate investments. We were one of the early adopters of the Green Building Standards and over the last decade, we have demonstrated an annualized improvement of nearly 3.6% in our energy efficiency on a compounded basis. This has translated into a net reduction in our absolute electricity consumption over this period with accompanying cost savings. Our adoption of a proactive, innovative approach to building design, architecture and energy consumption is exemplified in our new campuses in Bangalore and Hyderabad. Over the years, we have been recognized as global leaders and are consistently in CDP’s “A List” of companies that are known for setting new benchmarks in their climate strategy and management.
Over the last fifteen years, we have steadily reduced our energy, water and waste footprint, incorporated biodiversity principles and remained steadfast in our commitment to a more sustainable, just and equitable society.

b.	Social
We are committed to enhancing workplace diversity and fostering a culture of inclusion, continuous learning, open communication and ethical conduct. Our social and community initiatives span a wide thematic spread in the domains of education, urban ecology and primary health care. Key features of our social initiatives are:

i.
Maintaining and enhancing workplace diversity and fostering a culture of inclusion that protects human dignity and empowers employees by (a) increasing diversity of gender, ethnicity and disability; (b) increasing female representation in senior leadership levels to 20% by 2025; and (c) fostering a company-wide culture of inclusion.

ii.
Empowering employees through a culture of continuous learning, open communication and ethical conduct by (a) providing ample opportunities at every stage of an employee’s career cycle for the employee to engage in continuous learning that encourages innovative thinking and execution and (b) catalyzing and encouraging employees to internalize our values and culture as embodied in the Spirit of Wipro, the Brand Promise and the Five Habits.

iii.
Prioritizing health, well-being and safety at all times by adopting a holistic lifecycle approach that emphasizes the health and mental well-being of employees and cascading safe work practices across the value chain.

iv.
Contributing to societal progress and community well-being by working in a focused manner on the dimensions of education, ecology and primary health care. We also support proximate communities in times of extreme crisis.

v.	Building capacity in the academic ecosystem through faculty and student learning programs.

vi.
Collaboratively developing and enhancing a sustainable and responsible supply chain by proactively expanding the diversity of our supplier base with an active focus on women-owned enterprises, minority-owned enterprises and MSMEs. We are committed to responsible supplier conduct with respect to environmental and human rights in the supply chain and a transparent supplier governance process that guarantees fair practices and zero tolerance for corruption.

As of March 31, 2022, our workforce includes (a) 36.1% women; (b) 12.4% women in senior leadership roles; (c) 20% women across all management positions; and (d) 697 employees with disabilities.
As of March 31, 2022, over 28,000 employees globally have been a part of 92 immersive and interactive workshops on the Five Habits.
Our current projects consciously focus on children with disabilities and supporting government school infrastructure. We have a strong network of more than 200 partners across India and the rest of the world. Wipro Earthian is our flagship sustainability education program with outreach across India. We provide strategic support for improvements in STEM teaching and learning in the US and UK in partnership with institutes like the University of Massachusetts Amherst and Stanford in the US, and Kings College, London and Sheffield Hallam University in the UK.
We are expanding and strengthening our work on primary healthcare in urban slum communities and have 15 projects running across India. In the last two years, along with the Azim Premji Foundation, our integrated
COVID-19
response has touched millions of lives on both humanitarian and healthcare fronts. Key highlights include converting our Pune facility into a full-fledged 450 bed
COVID-19
hospital and using our canteen infrastructure to deliver three million cooked meals.

c.	Governance

i.
We are committed to building and maintaining the highest standards of governance at the board and executive levels through (a) effective sustainability risk oversight; (b) strong data privacy protection for stakeholders; (c) a rigorous and fair ombuds process; and (d) transparent and balanced disclosures.

For more information on our ESG initiatives, please visit our website at
www.wipro.com
.
Liquidity and Capital Resources
The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year on Year change
	2021	2022	2022-21
	( ₹ in millions)
Net cash generated from /(used in):
Operating activities	147,550	110,797	(36,753)
Investing activities	7,739	(224,495)	(232,234)
Financing activities	(128,840)	46,586	175,426
Net change in cash and cash equivalents	26,449	(67,112)	(93,561)
Effect of exchange rate changes on cash and cash equivalents	(890)	1,282	2,172
As of March 31, 2022, we had cash and cash equivalent and short-term investments of
₹
 345,491 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, was
₹
 193,795 million.
In addition, we have unutilized credit lines of
₹
 56,685 million. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.
Cash generated from operating activities for the year ended March 31, 2022 decreased by
₹
 36,753 million while profit for the year increased by
₹
 13,667 million during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements. Increase in our trade receivables, unbilled receivables and contract assets contributed
₹
 43,229 million towards the decrease in cash generated by operating activities. This was partially offset by an increase in trade payables and contract liabilities.
Cash generated from operating activities for the year ended March 31, 2021 increased by
₹
 46,907 million while profit for the year increased by
₹
 10,949 million during the same period. The increase in cash generated by operating activities is primarily due to decreased working capital requirements. This was partially offset by an increase in income tax payments during the year ended March 31, 2021.

Cash used in investing activities for the year ended March 31, 2022 was
₹
 224,495 million. Cash utilized towards payment for business acquisitions consummated during the year amounted to
₹
 129,846 million. Cash utilized towards purchase of investments (net of sale) amounted to
₹
 61,751 million. We purchased property, plant and equipment amounting to
₹
 20,153 million, which was primarily driven by the growth strategy of the Company. We also deposited an amount of
₹
 27,410 million into a specified bank account for payment of the interim dividend of
₹
 5 per equity share declared by the company on March 25, 2022.
Cash generated from investing activities for the year ended March 31, 2021 was
₹
 7,739 million. Cash generated from sale of investments (net of purchases) amounted to
₹
 16,808 million. Cash utilized for the payment for business acquisitions amounted to
₹
 9,873 million. We purchased property, plant and equipment amounting to
₹
 19,577 million, which was primarily driven by the growth strategy of the Company.
Cash generated from financing activities for the year ended March 31, 2022 was
₹
 46,586 million. This is primarily on account of net inflow from loans and borrowings of
₹
 68,310 million, including cash inflow from the Notes. This was partially offset by payment towards lease liabilities of
₹
 9,730 million, interim dividend of
₹
 5,467 million and interest and finance expenses of
₹
 5,089 million.
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
₹
 1 per share.
The interim dividend of
₹
 5 per equity share announced on March 25, 2022 was subsequently paid to shareholders on April 19, 2022.
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
As of March 31, 2022, we have deferred certain payroll related tax liabilities in certain countries pursuant to
COVID-19
relief measures enacted by the governments of the respective countries. We do not anticipate any liquidity challenges in paying these liabilities in the future.
As of March 31, 2022, we had contractual commitments of
₹
 11,376 million (US$ 149.94 million) related to capital expenditures on construction or expansion of software development facilities and
₹
 22,767 million (US$ 300.08 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.
We completed our acquisition of CAS Group on April 11, 2022, and the payment of upfront cash consideration of
₹
 3,922 million was funded through cash and cash equivalents.
We completed our acquisition of Rizing on May 20, 2022, and the payment of upfront cash consideration of
₹
 44,622 million was funded through borrowings and cash and cash equivalents.
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
We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.
In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investment in finance lease (financial assets) to banks on a non-recourse
basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2021 and 2022 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.
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
As of March 31, 2021 and 2022, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euros, Canadian Dollars, Australian Dollars, Omani Riyals and Saudi Riyals. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

The table of future payments due under known contractual commitments as of March 31, 2022, aggregated by type of contractual obligation, is given below:

	Total contractual payment	Payments due in
Particulars		2022-23	2023-27	2027-28 onwards
	(₹ in millions)
Loans, borrowings and bank overdrafts (1) (2)	157,572	97,693	59,879	—
Lease Liabilities (3)	27,735	9,923	16,167	1,645
Contingent consideration (4)	4,437	1,922	2,515	—
Interim dividend payable	27,337	27,337	—	—
Other liabilities	4,405	3,867	538	—
Capital commitments (5)	11,376	6,214	2,162	3,000
Purchase obligations	22,767	19,128	3,591	48

(1)	For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)
Includes future cash outflow towards estimated interest on borrowings. Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2022 for each relevant debt instrument.

(3)
Includes future cash outflow toward deferred interest on lease liabilities and certain committed leases which have not yet commenced. For further information on lease liabilities, refer to Note 5 and Note 14 in the Notes to Consolidated Financial Statements.

(4)
The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering probability adjusted revenues and earnings estimates. The amount in the table above is the undiscounted fair value and does not include contingent consideration towards our acquisition of CAS Group.

(5)	Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.
Other
non-current
liabilities and
non-current
tax liabilities in the statement of financial position include
₹
 7,571 million in respect of employee benefit obligations and certain other liabilities and
₹
 17,818 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.
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
Research and Development
We have committed, and expect to continue to commit, a portion of our resources to research and development initiatives. Our research and development initiatives are accelerating to focus on the discovery of innovative potential at the intersection of multiple technologies, intensifying and extending our capabilities across multiple new and emerging technology areas like blockchain technology, interactive experiences (AR, VR), 5G, quantum computing, software security, cognitive computing, autonomous vehicles, computer vision, natural language processing, robotics and drones, Computer Augmented Virtual Environment (“
CAVE
”) and room-scale industrial holographic systems.
Our innovation centers, the Technovation Centre at Bengaluru, India and the Silicon Valley Innovation Center in Mountain View, California are
state-of-the-art
innovation incubation centers that build
technology-led
innovations to realize the “art of the possible” in emerging business environments for our enterprises around the world. These centers bring together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives. We have formed a ‘center of excellence’ to research applications of quantum computing in the areas of ML and optimization.
Our research and development expenses for the years ended March 31, 2021 and 2022 were
₹
 3,703 million and
₹
 2,926 million, respectively.

Significant accounting policies, estimates and judgments
Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6.	Directors, Senior Management and Employees
Our directors and executive officers, along with their ages and positions as of March 31, 2022 are detailed below:

Name	Age	Position
Rishad A. Premji	45	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	76	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Thierry Delaporte	54	Chief Executive Officer and Managing Director
William Arthur Owens	81	Independent Director
Ireena Vittal	53	Independent Director
Dr. Patrick J. Ennis	58	Independent Director
Patrick Dupuis	59	Independent Director
Deepak M. Satwalekar	73	Independent Director
Tulsi Naidu	48	Independent Director
Jatin Pravinchandra Dalal	47	President and Chief Financial Officer
Mr. M. K. Sharma retired as Independent Director of the Company with effect from June 30, 2021.
As of March 31, 2022, we had six
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
Rishad A. Premji
is the Chairman of the Company and the Board, since July 31, 2019. Mr. Rishad A. Premji joined the Company in 2007 and became a member of the Board in May 2015. He also serves as a member on our Administrative and Shareholders/Investors Grievance Committee. Prior to being appointed the Chairman of the Company, he was the Chief Strategy Officer, responsible for shaping Wipro’s strategy to drive sustained and profitable growth. As the Chief Strategy Officer, he led Wipro’s M&A strategy and conceptualized Wipro Ventures – a US$ 250 million fund to invest in start-ups
developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products. Mr. Rishad A. Premji was also responsible for Investor Relations and government relations for the company.
Mr. Rishad A. Premji is on the boards of Wipro Enterprises (P) Limited, a leading player in FMCG and Infrastructure Engineering and
Wipro-GE,
a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. In January 2022, Mr. Rishad A. Premji was also appointed as a Director on the Boards of Azim Premji Trust Services Private Limited and Azim Premji Trustee Company Private Limited. Separately, he is also on the Board of Azim Premji Foundation, one of the largest not-for-profit
initiatives in India, which is focused on improving public school education, and works with over 350,000 government schools across seven states in India and on the Board of Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change.
Mr. Rishad A. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM), the trade body of India’s US$ 227 billion software industry, for financial year
2018-19.
Prior to joining Wipro Limited in 2007, Mr. Rishad A. Premji was with Bain & Company in London, working on assignments across the consumer products, automobile, telecom and insurance industries. He also worked with GE Capital in the US in insurance and consumer lending space and is a graduate of GE’s Financial Management Program.
Mr. Rishad A. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A. Premji is the son of Mr. Azim H. Premji, the Founder Chairman of the Company.
Azim H. Premji
is the
Non-Executive,
Non-Independent
Director of the Company (designated as “Founder Chairman”), since July 31, 2019. Mr. Premji was the Chairman of the Board of Wipro Limited until July 30, 2019, and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a US$ 10 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 56 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground
efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit
Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit
organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for Wipro and the Foundation teams. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. The Journal of Foreign Policy listed him among the top global thinkers. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Board and the Company.

Thierry Delaporte
is the Chief Executive Officer and Managing Director of the Company since July 6, 2020. With 27 years of experience in the IT services industry, Mr. Delaporte brings strategic insight to Wipro’s leadership team, and deep operational knowledge of driving business growth, furthering partnerships, and leading cross-cultural teams.
Prior to joining Wipro, Mr. Delaporte held various leadership positions in Capgemini since 1995, including that of Chief Operating Officer from September 2017 to May 2020, and was a member of the Group Executive Board. He led Capgemini’s strategic planning and operations for several key businesses and led the group’s transformation agenda. On March 24, 2022, the Board of Directors of Compagnie de Saint-Gobain, approved the appointment of Mr. Delaporte as an Independent Director for a term of four years. The said appointment was approved by the shareholders of the company at the general meeting held on June 2, 2022.
Passionate about meaningful change, Mr. Delaporte believes prioritizing people and customers, and streamlining processes, are the keys to success in today’s digital world. He is also the co-founder
of “Life Project 4 Youth”, a
not-for-profit
organization dedicated to the professional and social integration of young adults living in extreme poverty.
Mr. Delaporte holds a bachelor’s degree in economy and finance from Sciences Po Paris, and a Master of Laws from the Sorbonne University.
William Arthur Owens
has served as a director on our Board since July 2006. He currently serves as the Chairman of our Board Governance, Nomination and Compensation Committee. He has held a number of senior leadership positions at large multinational corporations. Mr. Owens served as the Chairman of the Board of CenturyLink from July 2009 to May 2017. He is also the Executive Chairman of Red Bison Advisory Group (“
RBAG
”). RBAG is a company in the natural resources (oil, gas and fertilizer plants) and information and communication technology sectors. Mr. Owens is also the executive chairman of Red Bison Technology group which provides high-speed telecom networks for major office buildings and residential buildings. Mr. Owens previously served as the Chairman and Managing Director of AEA Investors (Asia) from April 2006 to December 2015 and has served as Managing Director, Chairman and Chief Executive Officer of AEA Holdings Asia, a New York private equity company. Mr. Owens also served as Vice Chairman of the New York Stock Exchange, Asia from June 2012 to June 2014, as well as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a global supplier of communications equipment from April 2004 to November 2005. Prior to that, Mr. Owens served as Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company from August 1998 to April 2004. During that same period, Mr. Owens also served as Chairman and Chief Executive Officer of Teledesic LLC’s affiliated company, Teledesic Holdings Ltd. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation from June 1996 to August 1998. Mr. Owens was a career officer in the U.S. Navy where he served as commander of the U.S. Sixth Fleet in 1990 and 1991, and as senior military assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. Mr. Owens’ military career culminated in his position as Vice Chairman of the Joint Chiefs of Staff where he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is widely recognized for bringing commercial high technology into the U.S. Department of Defense for military applications and as the architect of the Revolution in Military Affairs, an advanced systems technology approach to military operations.
Mr. Owens is also a member of several philanthropic and private company boards. Mr. Owens was a member of the Board of Directors of Daimler Chrysler AG from November 2003 to April 2009, Embarq Corporation from May 2006 to July 2009 and Nortel Networks Corporation from February 2002 to November 2005. Mr. Owens is a director of the following private companies: Knowlabs, Tethr Prism, TruU, Kyrrex, the Compass SPAC, Goldstein Roth and Versium.
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
Ireena Vittal
became a director of the Company in October 2013. She serves as a member of our Audit, Risk and Compliance Committee and Board Governance, Nomination and Compensation Committee. Ms. Vittal is also the lead independent director of the Company. Ms. Vittal is among India’s most respected consultant and advisor. She was a partner with McKinsey & Co. for 16 years, where she served global companies on issues of growth and sustainable scale-up.
She has also
co-authored
books on agriculture and urbanization and served government and public institutions to design and implement solutions core to India’s development in the areas of inclusive urban development and sustainable rural growth. Ms. Vittal serves as a board member of Godrej Consumer Products Limited, HDFC Limited, Compass Plc and Diageo Plc. She is a member of the Audit Committee and Nomination and Remuneration Committee of all the 4 boards.
Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.
Dr.
 Patrick
 J. Ennis
became a director of the Company in April 2016 and serves as a member of our Administrative and Shareholders/Investors Grievance Committee. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. He is currently a Venture Partner at Madrona Venture Group. With effect from July 2021, Dr. Ennis joined the Board of Chavant Capital Acquisition Corp., a special purpose acquisition company traded on Nasdaq. Previously he was Global Head of Technology for Intellectual Ventures where he led start-up
incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups
from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker. Dr. Ennis has served on numerous corporate, educational, and non-profit
boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary, where he was elected to Phi Beta Kappa.

Patrick Dupuis
became a director of the Company in April 2016. He serves as a member of our Board Governance, Nomination and Compensation Committee. Currently, Mr. Dupuis provides executive coaching for
c-suite
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
Deepak M. Satwalekar
became a director of the Company in July 2020. Mr. Satwalekar is the Chairman of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee. Mr. Deepak M. Satwalekar was the Managing Director of HDFC Ltd., India’s first and largest specialized provider of housing finance. He then became Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. (2000-2008), the first private-sector life insurance company registered in India after 1956.
Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Human Settlements Programme (HABITAT). He serves on the India Advisory Board of a large European bank, and is active on advisory boards of several non-profit
organizations supporting primary education for the
low-income
and underprivileged communities in rural and urban India. He is on the board of SINE, a technology incubator at Indian Institute of Technology (“
IIT
”), Bombay.
Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks, and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“
IRDAI
”) and Pension Fund Regulatory & Development Authority (“
PFRDA
”). He received the Distinguished Alumnus Award from IIT, Bombay. He is currently the Chairman on the Board of Governors of the Indian Institute of Management, Indore.
Mr. Satwalekar is currently the Chairman of Asian Paints Limited and serves as a member of its Corporate Social Responsibility Committee and Investment Committee. He is also the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited. Mr. Satwalekar was on the Boards of Piramal Enterprises Limited and Piramal Capital & Housing Finance Ltd. until July 26, 2021.
Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.
Tulsi Naidu
became a director of the Company in July 2021 and serves as a member of our Audit, Risk and Compliance Committee. She has 26 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (Zurich), a member of Zurich’s Executive Committee and a trustee of the Z Zurich Foundation and serves on various Zurich Group subsidiary boards. Ms. Naidu was appointed CEO of Zurich’s UK business in November 2016 and implemented an extensive transformation program – reshaping the business, simplifying structure, improving technical and digital capabilities, and positioning it for growth in its core markets. Ms. Naidu serves as a board member of Zurich Australia Limited and Onepath Life Limited with effect from January 1, 2022.
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
Jatin Pravinchandra Dalal
is the President and Chief Financial Officer of the Company. Mr. Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with the Company in other positions since July 2002. Mr. Dalal holds a Bachelor of Mechanical Engineering degree from National Institute of Technology, Surat and PGDBA (Full time MBA) in Finance with International Business from Narsee Monjee Institute of Management Studies (“
NMIMS
”), Mumbai. Mr. Dalal is a qualified Chartered Accountant (CA), India, Cost and Management Accountant (CMA), India, Chartered Global Management Accountant (CGMA), UK and a Chartered Financial Analyst (CFA), U.S.A. Mr. Dalal has completed The Strategic Decision-Making Mindset course from The Wharton School, University of Pennsylvania and Stanford Advanced Computer Security course from Stanford University. Mr. Dalal is on the Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.
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
₹
 100,000 (US$ 1,318.04) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket
expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive
directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive
directors put together, as approved by the shareholders. Further, the non-executive
non-independent
director is entitled to maintenance of Founder Chairman’s office, including an executive assistant at Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.
The Board Governance, Nomination and Compensation Committee has created a policy for selection and appointment of Directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.
The aggregate commission to our
non-executive
directors for the year ended March 31, 2022 is
₹
 122.20 million (US$ 1.61 million). There were no stock options granted to non-executive
directors as of March 31, 2022 and the details of shares held by non-executive
directors as of March 31, 2022 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.
Executive Compensation
The annual compensation of our executive directors is approved by the Board Governance, Nomination and Compensation Committee, within the parameters set by the shareholders at the general meeting. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Variable Pay Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. The variable pay of our executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly / annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, include both time-based Restricted Stock Units (“
RSUs
”) and performance-based stock units (“
PSUs
”).
The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2022 by our executive officers. For the convenience of the readers, the amounts paid / payable in India rupees have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2022 which was
₹
 75.87 per $1.

Name	Salary and allowances US$	Commission/ variable Pay US$	Others US$	Long-term compensation (Deferred Benefit) (4) (5) US$	Total US$
Rishad A. Premji (1)(2)	1,119,362	634,487	1,255	63,918	1,819,022
Thierry Delaporte (3)(6)	1,739,157	2,548,069	4,192,022	2,039,926	10,519,174
Jatin Pravinchandra Dalal (6)	322,580	222,048	995,754	50,760	1,591,142

(1)	Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on incremental consolidated net profits of Wipro Limited for fiscal year 2022 over the previous fiscal year.
(2)	Mr. Rishad A. Premji’s compensation also included cash bonus (part of his fixed salary) on an accrual basis, which is payable over a period of time.
(3)
The compensation disclosed for Mr. Thierry Delaporte includes components such as a one-time
cash award, as per the terms approved by the shareholders at the Annual General Meeting of the Shareholders in July 2020.

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

(6)
The remuneration of executive officers is computed on an accrual basis. It includes the amortization of RSUs granted to them, which vest over a period of time and RSUs that will vest based on performance parameters of the Company.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.
There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2022. Details of stock options granted to executive director as of March 31, 2022 and stock options held and exercised by executive officers through March 31, 2022 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”
Board Composition
Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2022, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds
of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders, but each retiring director is eligible for re-election
at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and
non-executive
non-independent
director, are currently subject to retirement by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji	July 30, 2024	5 years
Azim H. Premji	July 30, 2024	5 years
Thierry Delaporte	July 5, 2025	5 years
William Arthur Owens	July 31, 2022	5 years
Ireena Vittal	September 30, 2023	5 years
Dr. Patrick J. Ennis	March 31, 2026	5 years
Patrick Dupuis	March 31, 2026	5 years
Deepak M. Satwalekar	June 30, 2025	5 years
Tulsi Naidu (1)	June 30, 2026	5 years

(1)
On May 13, 2021, the Board of Directors approved the appointment of Ms. Tulsi Naidu as an Independent Director for a term of five years, with effect from July 1, 2021 to June 30, 2026. The said appointment was approved by shareholders of the Company at the 75 th
Annual General Meeting held on July 14, 2021.

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
Board Committee Information
Audit, Risk and Compliance Committee
The Audit, Risk and Compliance Committee of our Board reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The roles and responsibilities include overseeing:

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

•
Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002 (the “
Sarbanes Oxley Act
”), including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act;

•
Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries exceeding
₹
 1,000,000,000 or 10% of the asset size of the subsidiary, whichever is lower, including existing loans, advances and investments;

•	Evaluation of internal financial controls, monitoring and reviewing of the risk management plan and such other functions including cyber security as the Board of Directors may deem fit;

•	To formulate a detailed risk management policy which shall include:

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
non-executive
directors:
Mr. Deepak M. Satwalekar – Chairman
Ms. Ireena Vittal and Ms. Tulsi Naidu – Members
During the year ended March 31, 2022, our Audit, Risk and Compliance Committee held six meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at
www.wipro.com.
Board Governance, Nomination and Compensation Committee
The Board Governance, Nomination and Compensation Committee reviews, acts on and reports to our Board of Directors with respect to various governance, nomination and compensation matters. The roles and responsibilities include:

•
Identifying, and recommending to the Board for appointment or removal of directors and senior management, in accordance with the criteria laid down, and carrying out evaluations of each director’s performance.

•	Developing and recommending to the Board corporate governance guidelines applicable to the Company;

•	Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors;

•	Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•	Implementing policies and processes relating to corporate governance principles;

•	Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness;

•	Reviewing the Company’s policies that relate to matters of corporate social responsibility (“ CSR ”), including public issues of significance to the Company and its shareholders;

•	Formulating the Disclosure Policy, its review and approval of disclosures;

•	Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management;

•	Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time;

•	Reviewing and recommending of all remuneration, in whatever form, payable to senior management; and

•
Implementing an effective mechanism for succession planning, which focuses on orderly succession of Directors, including Executive Directors and other senior management team and other executive officers.

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
non-executive
directors:
Mr. William Arthur Owens – Chairman
Ms. Ireena Vittal and Mr. Patrick Dupuis – Members

During the year ended March 31, 2022, our Board Governance, Nomination and Compensation Committee held five meetings. The charter of the Board Governance, Nomination and Compensation Committee is available under the investor relations section on our website at
www.wipro.com
.
Administrative and Shareholders/Investors Grievance Committee (also known as Stakeholders Relationship Committee)
The Administrative and Shareholders/Investors Grievance Committee reviews, acts on and reports to our Board of Directors with respect to various matters relating to stakeholders. The roles and responsibilities include:

•
Redressal of grievances of the shareholders of the Company pertaining to transfer or transmission of shares, non-receipt
of annual report and declared dividends, issue of new or duplicate share certificates, and grievances pertaining to corporate actions;

•	Approving consolidation, split or sub-division of share certificates, transmission of shares, issue of duplicate share certificates, re-materialization of shares;

•	Reviewing the grievance redressal mechanism implemented by the Company in coordination with Company’s Registrar and Transfer Agent (“ RTA ”) from time to time;

•	Reviewing the measures taken by the Company for effective exercise of voting rights by shareholders;

•	Implementing and overseeing the procedures and processes in handling and maintenance of records, transfer of securities and payment of dividend by the Company, RTA and dividend processing bank;

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
The Committee is comprised of the following three Directors:
Mr. Deepak M. Satwalekar – Chairman
Mr. Rishad A. Premji and Dr. Patrick J. Ennis – Members
During the year ended March 31, 2022, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at
www.wipro.com
.
Employees
As of March 31, 2020, 2021 and 2022, we and our subsidiaries had more than 175,000, 200,000 and 240,000 employees, respectively. As of March 31, 2020, 2021 and 2022, more than 41,000, 41,000 and 51,000, respectively, of these employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people. Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times.
Recruiting
An organization is only as good as its people, and we ensure we bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we continue to take great strides to attract diverse talent across the organization’s hiring spectrum: from global early talent programs, to experienced lateral hires, to senior leadership roles. We adopt a multi-channel recruitment approach which leverages our careers website, social media, employee referral programs, advertisements, job boards, placement consultants and walk-ins.
Employer brand awareness is another key pillar of our recruitment strategy. To facilitate employee growth within the Company, new openings are also made available to our existing employees. Through internal mobility and redeployment, we open up a world of opportunities and retain our best talent.
Training
Our approach to developing talent is to continuously reskill team members to be ready and relevant for current and future needs of our customers. We focus on building technology skills coupled with domain awareness. We have a robust learning and development program that encourages each IT professional to attend continuing education classes to improve their understanding and competency with new technologies, domain, process, as well as to develop leadership and personal self-development skills.
Each of our new entry level recruits go through an intense training program tailored to their area of technology and domain. In addition to technology trainings, they are also given trainings on behavioral skills, organizational policies and culture. We supplement our continuing education program as part of our flagship Work Integrated Learning Program (“
WILP
”) for employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science – Pilani, Symbiosis International University - Pune and others to provide special skill set training in areas such as advanced technology, management, business and project management skills to our IT professionals who meet the eligibility criteria of these Institutes. Individuals who want to specialize in a technology area and build architectural capabilities go through Architect Career Essentials (“
ACE
”) program. We provide trainings on leadership to our employees such as Global Wipro Leaders, Global Business Leadership, and Accelerating Digital Aptitude (aDapt).

Performance Evaluations
Our performance philosophy is based on building a high-performance culture with a foundation of fairness, transparency, meritocracy and development. The purpose of a role drives the outcomes. Performance objectives are developed in alignment with outcome, during a discussion between the manager and the team member. The manager and team member can have a formal connect every quarter to discuss the progress and share candid feedback. The Quarterly appraisals culminate into an annual formal review process, which includes self-reviews, manager review and performance calibration at the business unit level, resulting in an annual rating. Appropriate development plans and interventions are then charted out based on discussion between manager and employee. Differentiation of high performers is ensured in relevant talent management processes.
Compensation
We continually strive to provide our employees with compensation packages that incentivizes consistent and sustainable corporate performance, enables retention of high performing and high potential talent. Our compensation philosophy also aims to recognize individual performance while emphasizing on team results and outcomes. We aim to conduct assessments of pay competitiveness vis-à-vis
the identified peers, markets and geographies. We recognize the size and scope of the role and the market standing, skills and experience of incumbents while positioning them from a total rewards perspective.
Our pay mix comprises of cash-based components like fixed pay and short-term incentives (variable pay), non-cash
components include benefits like retirals, health insurance etc. Our leaders are also granted long-term incentives (equity pay). Compensation for executives is tied to delivery of long-term, sustainable value to shareholders and other stakeholders. Accordingly, a meaningful portion of pay is subject to achievement of short and long-term corporate and business unit performance goals. We have adopted stock incentive plans over the years, like our employee stock purchase plan in 1984, employee stock option plans, adopted in 1999 and 2000, and restricted stock unit option plans in 2004, 2005 and 2007, and the Wipro Equity Reward Trust employee stock purchase plan in 2013, as part of the Company’s compensation program.
Share Ownership
The following table sets forth, as of March 31, 2022, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2022. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2022. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2022, which was
₹
 75.87 per $1. The share numbers and percentages listed below are based on 5,482,070,115 equity shares outstanding as of March 31, 2022.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted		Exercise Price (US$)	Date of expiration
Azim H. Premji (1)	4,001,950,248		73.00	—		—	—
Thierry Delaporte (3)	118,000	#	*	900,000	**	0.03	June 2023
				200,000	**	0.03	July 2024
				400,356	**	0.03	July 2024
				133,452	**	0.03	November 2025
				593,120	**	0.03	November 2028
Rishad A. Premji	1,738,057	***	*	—		—	—
William Arthur Owens	—		—	—		—	—
Ireena Vittal	—		—	—		—	—
Patrick Dupuis	—		—	—		—	—
Patrick J. Ennis	—		—	—		—	—
Deepak M. Satwalekar	—		—	—		—	—
Tulsi Naidu	—		—	—		—	—
Jatin Pravinchandra Dalal (2)(3)	210,621		*	140,000		0.03	July 2023
				48,000		0.03	August 2023
				77,189		0.03	July 2024
				31,500		0.03	August 2024
				40,200		0.03	November 2024
				33,082		0.03	November 2025

(1)
Includes 928,946,043 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,119,892,315 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,135,618,360 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,425,034 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 558,676,017 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and shareholder, and 242,823,816 shares held by Mr. Azim H. Premji and members of his immediate family. In addition, 14,568,663 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited and 558,676,017 shares held by Azim Premji Trust.

(2)	The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2022.
(3)	The equity shares underlying options granted include options that will vest based on performance parameters of the Company.
#	Represents ADS having equivalent underlying equity shares, acquired pursuant to exercise of stock options.
*	Represents less than 1% of the total equity shares outstanding as of March 31, 2022.
**	Represents ADS Stock Options having equivalent underlying equity shares.
***	Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.
Employee Stock Option Plans
We have various employee stock option and restricted stock unit option plans (collectively referred to as “
stock option plans
”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Board Governance, Nomination and Compensation Committee (the “
Committee
”) appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock option plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.
Our stock option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. The vesting period for the options under the stock option plans range from 12 months to a maximum of 60 months. An optionee generally must exercise any vested options within a prescribed period as per the respective stock option plans generally before the termination date of the stock option plan. A participant must exercise any vested options prior to termination of services with us or within a specified post-separation period ranging from seven days to six months from the date of the separation, depending on the reason for separation. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable. In case of retirement, the option will fully vest and become exercisable, subject to completion of the minimum vesting period prescribed under law.
The salient features of our stock plans are as follows:

Name of plan	Number of options (1)	Range of exercise prices (1)		Effective date	Termination date	Other remarks
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)	59,797,979	US$	0.03	June 11, 2004	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)	59,797,979	₹	2	July 21, 2005	—	Perpetual until the options are available for grant under the plan
Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)	49,831,651	₹	2	July 18, 2007	—	Perpetual until the options are available for grant under the plan
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013	39,546,197	₹	2	May 30, 2013	May 29, 2023	—

(1)	Subject to adjustment for corporate action from time to time.
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
Shareholders have, through a postal ballot dated April 19, 2013, approved the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares, and as of March 31, 2022 has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to approval by the shareholders at their meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.
During the year ended March 31, 2022, 47,11,486 shares have been transferred by WERT to eligible employees on exercise of stock options.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2022, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2022, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 5,482,070,115 equity shares outstanding as of March 31, 2022.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2022	% of Class of Total Shares Outstanding
Azim H. Premji (1)	Equity	4,001,950,248	73.00
Hasham Traders	Equity	928,946,043	16.95
Prazim Traders	Equity	1,119,892,315	20.43
Zash Traders	Equity	1,135,618,360	20.72
Azim Premji Trust	Equity	558,676,017	10.19

(1)
Includes shares held by Hasham Traders, Prazim Traders, Zash Traders and Azim Premji Trust as detailed above. Additionally, it also includes 1,425,034 shares held by Hasham Investment and Trading Company Private Limited, 242,823,816 shares held by Mr. Azim H. Premji and members of his immediate family and 14,568,663 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of shares held by Azim Premji Philanthropic Initiatives Private Limited and shares held by Azim Premji Trust.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value
₹
 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2022, 2.46% of the Company’s equity shares are held through ADSs by approximately 55,700 holders of record. As of March 31, 2022, approximately 97.54% of the Company’s equity shares are held by 1,934,985 holders.
Our equity shares can be held by Foreign Institutional Investors (“
FIIs
”) and
Non-Resident
Indians (“
NRIs
”) who are registered with SEBI, and the RBI. As of March 31, 2022, about 8.20% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.
Our major shareholders do not have differential voting rights with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.
Related Party Transactions
Terms of Employment Arrangements and Indemnification Agreements
: We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements” under Item 6 of this Annual Report for a description of the agreements that we have entered into with our directors and executive officers.
Related parties:
For details and summary of transactions with related parties, please refer to Note 32 to the Consolidated Financial Statements.

Item 8.	Financial Information
Consolidated Statements and Other Financial Information
Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2022:

•	Report of the independent registered public accounting firm;

•	Consolidated Statements of Financial Position as of March 31, 2021 and 2022; Consolidated Statements of Income for the years ended March 31, 2020, 2021 and 2022;

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2021 and 2022;

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2020, 2021 and 2022;

•	Consolidated Statements of Cash Flows for the years ended March 31, 2020, 2021 and 2022; and

•	Notes to the Consolidated Financial Statements.
The financial statements of the Company included in this Annual Report on Form
20-F
have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Export Revenue
For the years ended March 31, 2020, 2021 and 2022, we generated
₹
 584,027 million,
₹
 595,269 million and
₹
 769,350 million, or 95%, 96% and 97% of our total segment revenues of
₹
 613,401 million,
₹
 622,425 million and
₹
 795,289 million, respectively, from the export of our products and rendering of services to customers outside of India.
Legal Proceedings
Please see the section titled “Legal Proceedings” under Item 4 of this Annual Report for this information.
Dividends
Public companies in India typically pay cash dividends even though the amount of such dividends varies from company to company. Under Indian laws, a corporation can pay dividends upon a recommendation by its board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Under the Companies Act, 2013, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. The Companies Act, 2013 contains specific conditions for the declaration of dividend out of reserves. The Companies (Declaration and Payment of Dividend) Rules, 2014 (the “
Dividend Rules
”) also clarify that if there is an inadequacy or absence of profits in any year, a company can declare dividend out of surplus subject to compliance of certain conditions as prescribed in the Dividend Rules. Further, the board of directors may, subject to certain conditions, declare interim dividend during any financial year or at any time during the period from closure of financial year until the holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend.
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
Significant Changes
On April 26, 2022, we entered into a definitive agreement to acquire 100% equity interest in Rizing. Rizing is a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. The acquisition was consummated on May 20, 2022. For further information refer to Note 7 of the Notes to Consolidated Financial Statements.

Item 9.	The Offer and Listing
Our equity shares are traded on the BSE and the
NSE
(together, the “
Indian Stock Exchanges
”). Our ADSs, as evidenced by American Depositary Receipts, or ADRs, are traded in the U.S. on the NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.
As of March 31, 2022, we had 5,482,070,115 issued and outstanding equity shares. As of March 31, 2022, there were approximately 55,700 record holders of ADRs evidencing 134,707,142 equivalent ADSs equity shares. As of March 31, 2022, there were 1,934,986 record holders of our equity shares listed and traded on the Indian Stock Exchanges.
On June 23, 2021, Wipro IT Services, LLC, a wholly owned step-down subsidiary of the Company, issued the Notes for an aggregate principal amount of US$ 750 million. The Notes are listed on the Singapore Exchange Securities Trading Limited
(SGX-ST).
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
The stock exchanges in India operate on a trading day plus two, or T+2 rolling settlement systems. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities.
With effect from February 25, 2022, the stock exchanges have introduced the T+1 settlement cycle in phases, beginning with the bottom 100 stocks by market capitalization. Effective March 2022, on the last Friday (or the immediate next trading day) of every month, the next 500 stocks from the bottom will be subject to T+1 settlement. This phase-wise implementation is expected to give all market participants ample time to shift to the shorter cycle. We anticipate that Wipro’s stock will be subject to the T+1 settlement cycle beginning January 27, 2023.
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
The National Stock Exchange of India Limited
The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2022 was approximately US$ 3.40 trillion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, NSE Clearing Limited (“
NSE Clearing
”) (formerly known as National Securities Clearing Corporation Limited, or NSCCL). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.
The BSE Limited
The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2022, was approximately US$ 3.48 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange. The Indian Clearing Corporation Limited carries out the functions of clearing, settlement, collateral management and risk management for various segments of BSE.
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
Selling Shareholders
Not applicable.
Dilution
Not applicable.
Expenses of the Issue
Not applicable.

Item 10. Additional Information
The Company is subject to the Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“
Companies Act, 1956
”), effective as of April 1, 2014. The MCA introduces amendments, from time to time, through circulars, notifications and other methods, effecting modifications to or changes in the Companies Act, 2013.
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
Effective March 31, 2013, the consumer care and lighting, infrastructure engineering and other non-IT
business segments (collectively, the “
Diversified Business
”) were demerged (the “
Demerger
”) into Wipro Enterprises (P) Limited (formerly known as Wipro Enterprises Limited), a company incorporated under the laws of India. The Demerger was effected pursuant to a scheme of arrangement approved by the High Court of Karnataka, Bengaluru. Pursuant to the Court order approving the Demerger, for a period of ten years from the effective date of the Demerger, the Company may not, except with the express prior written consent of Wipro Enterprises (P) Limited, engage in, or be connected as a controlling shareholder with any company which engages in any activities that are in competition to the Diversified Business as of the date of Demerger.
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
During fiscal year 2022, we declared interim cash dividends of
₹
 1 and 5 per equity share. The Board recommended the adoption of the aggregate interim dividend of
₹
 6 per equity share as the final dividend for the year ended March 31, 2022. Thus, the total dividend for the year ended March 31, 2022 was
₹
 6 per equity share.
The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (“
IEPF Rules
”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“
IEPF Authority
”). The MCA notified the IEPF Rules (as amended from time to time) which introduced various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2022, the Company transferred
₹
 19.75 million (US$ 0.26 million) and 99,050 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.
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
During fiscal year 2022, the Company did not issue any bonus shares to its shareholders.

Buyback of Equity Shares
Under the Companies Act, 2013, a company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 (as amended from time to time). Accordingly, the board of directors can approve a buyback of up to 10% of paid-up
equity capital and free reserves. In the event the buyback size is above 10% and up to 25% of paid-up
equity capital and free reserves, the company is also required to obtain shareholders’ approval. In order for ADS holders to participate in a buyback, they must become direct holders of equity shares as of the record date.
During fiscal year 2022, the Company did not buyback any equity shares from its shareholders.
Consolidation and Subdivision of Shares
The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division
of its shares in the fiscal year ended March 31, 2022.
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
Meeting of Shareholders
We must convene an Annual General Meeting of the Shareholders (“
AGM
”) within six months after the end of each fiscal year or within 15 months of the previous AGM, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. As per the provisions of the SEBI Listing Regulations, the top 100 listed entities in India, as ranked by market capitalization and determined as on March 31 of each financial year, must hold an AGM within five months from the end of the financial year and provide a one-way
live webcast of the proceedings of the AGM. Our AGM is generally convened by our Company Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, either through electronic communication or hard copy mail, excluding the days of mailing and date of the meeting, prior to the date of the AGM to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined
date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The AGM must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the AGM may be held at any other place within India, if so determined by our Board of Directors. The Companies Act, 2013 provides that a quorum for an AGM is the presence of at least thirty shareholders in person. Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoints a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Management and Administration) Rules, 2014. However, any item of business required to be transacted by way of a postal ballot may be transacted at a general meeting by a company which is required to provide facility to shareholders to vote by electronic means in a general meeting. The Companies Act, 2013 and the SEBI Listing Regulations provide for electronic voting in shareholders’ meetings for all listed companies. Shareholders will be able to vote electronically based on the user id and password provided to them. Accordingly, we may choose to transact such items either through postal ballot or at a general meeting.
In view of the
COVID-19
pandemic, the MCA and SEBI issued various relaxations to listed companies, such as allowing listed companies to conduct extraordinary general meetings and AGMs through video conferencing or other audiovisual means, consideration of attendance of shareholders through video conferencing or other audiovisual means for the purposes of reckoning quorum, among other things.
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
Due to the global
COVID-19
pandemic, SEBI permitted listed companies to send copies of its financial statements (including the Board’s report and auditor’s report) and other documents required to be attached therewith, only by email to shareholders.
A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the annual general meeting.
Based on the recommendation of the Company’s Audit, Risk and Compliance Committee, the Board of Directors approved the proposal to re-appoint
Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No.
117366W/W-100018)
(“
Deloitte
”) as the statutory auditors of the Company for a second term of five years from fiscal year 2023 onwards, subject to the approval of the shareholders. Deloitte’s first term of appointment for a period of five years was approved by the members of the Company at the 71 st
AGM held on July 19, 2017.
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
Register of Shareholders; Record Dates; Transfer of Shares
We maintain a register of our shareholders in electronic form through the National Securities Depository Limited and the Central Depository Services (India) Limited and register in physical form for equity shares held by shareholders through physical certificates. For the purpose of determining the shareholders entitled to annual dividends, if any, a record date or date of closure of transfer books is determined prior to the Annual General Meeting of the Shareholders. The Company is required to intimate the record date to all the stock exchanges where it is listed, inter alia
, for the following purposes: the declaration of dividends, issuances of rights to equity or bonus shares, issuances of shares for conversion of debentures or any other convertible security, corporate actions such as mergers, demergers, splits and bonus shares, and buybacks. The SEBI Listing Regulations require us to give at least seven working days’ prior notice to the stock exchanges before such record date. Additionally, the SEBI Listing Regulations prescribe that the Company shall ensure the time gap of at least thirty days between two record dates.
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

Pursuant to Section 59(4) of the Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act, 2013, or the regulations issued thereunder, or the Insolvency and Bankruptcy Code, 2016 or any other Indian laws in force at the time, the NCLT may, on application made by the Company, a depositary incorporated in India, an investor, SEBI or other parties, direct the rectification of the register of records. In accordance with the proviso to regulation 40(1) of the SEBI Listing Regulations (as amended), effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Shareholders may, however, tender such physical shares in an open offer, buyback through tender offer and exit offer in case of voluntary or compulsory delisting. Our transfer agent for our equity shares is KFin Technologies Limited located in Hyderabad, India.
Disclosure of Ownership Interest
Section 89 of the Companies Act, 2013 requires,
inter alia
, beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Section 90 of the Companies Act, 2013 requires, inter alia
, a significant beneficial owner (as defined therein) to submit necessary declarations to the company regarding the details of ownership interests held in that company. Further, every company shall take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require such individual to comply with the applicable provisions. Detailed guidelines with regard to declaration and filing of beneficial ownership details have been prescribed under the Companies (Significant Beneficial Owners) Rules, 2018, as amended from time to time (“
SBO Rules
”).
A significant beneficial owner (“
SBO
”) means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in the reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.
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
Independent Directors Databank
On October 22, 2019, the MCA introduced the Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 and amended the Companies (Appointment and Qualification of Directors) Rules, 2014, effective December 1, 2019. The amendments mandate that existing Independent Directors, as well as those aspiring to become Independent Directors, apply online for inclusion of their name in the Independent Directors Databank and undergo an online proficiency self-assessment test within a period of two years. The MCA has, from time to time, exempted various categories of Independent Directors from the requirement to undergo the self-assessment test.
The Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 authorized the Indian Institute of Corporate Affairs (“
IICA
”) as the institute responsible for the creation and maintenance of the online databank, empanelment of existing and aspiring independent directors and for providing a platform for them to acquire knowledge, develop new skills, assess their understanding and apply best practices.
On June 18, 2021, the MCA notified the Companies (Creation and Maintenance of Databank of Independent Directors) Amendment Rules, 2021. As per such amended Rules, in case an individual has delayed applying for inclusion of his or her name in the databank or delayed the renewal thereof, the IICA shall allow such inclusion or renewal, as the case may be, after charging a further fee of
₹
 1,000 on account of such delay.
Compliance requirement relaxations by MCA
The global outbreak of
COVID-19
is an unprecedented event that has led to lockdowns and unexpected restrictions on the public as well as the corporate sector across the world. In light of this situation, the GoI has granted several relaxations in compliance with applicable laws by corporates. The key relaxations introduced are as follows:

i)
Through its General Circular dated October 29, 2021, the MCA announced a relaxation on the levy of additional fees for filing
e-forms
AOC-4,
AOC-
XBRL,
AOC-4
(CFS),
AOC-4
(Non-XBRL),
MGT-7
and
MGT-7A
until December 31, 2021. This relaxation was further extended until February 28, 2022 and then to March 31, 2022, through circulars dated December 29, 2021 and February 14, 2022, respectively.

ii)
The MCA, through the Companies (Meetings of Board and its Powers) Amendment Rules, 2021, has permanently omitted rule 4 of the prior rules, which means that companies may now freely transact all business in their board meetings conducted through video conferencing or other audio-visual means.

iii)
Through its General Circulars dated December 8 and 14, 2021, the MCA permitted companies with AGMs due in the year 2021 and 2022, to conduct such AGMs through video conference or other audio-visual means on or before June 30, 2022, subject to compliance with certain conditions.

This	relaxation was further extended until December 31, 2022, through General Circular dated May 5, 2022.

iv)
Through its General Circular dated December 8, 2021, the MCA permitted companies to conduct their Extra-Ordinary General Meetings (“
EGMs
”) through video conference or other audio-visual means or transact items through postal ballot up through June 30, 2022. Through its General Circular dated May 5, 2022, the MCA has further extended this relaxation up to December 31, 2022.

Corporate Social Responsibility
The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014 (the “
CSR Rules
”), requires companies meeting requirements of certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of a respective company’s average profits before taxes for the previous three fiscal years on identified areas of CSR. This requirement became effective April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose reasons for the shortfall. We have complied with this requirement and a detailed report on CSR for fiscal year 2022 will form part of the Annual Report of the Company for fiscal year 2022.
In January 2021, the MCA issued the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, giving effect to the changes introduced in CSR by the Companies Amendment Acts of 2019 and 2020. With such amendment coming into force, the requirement for CSR spending was made a statutory obligation, which is a significant departure from the earlier approach of ‘comply or explain’. Further, the role of a company’s board of directors in implementation of CSR activity increased significantly, as the board of directors are required to not only approve the budget and area of focus for CSR projects, but also approve specific CSR projects, oversee the implementation of projects, monitor the disbursement of funds to such projects and obtain impact assessment of such projects, among other things.
Through its General Circular dated May 5, 2021, the MCA clarified that the spending of CSR funds for creating health infrastructure for
COVID-19
care, establishing medical oxygen generation and storage plants, manufacturing and supply of oxygen concentrators, ventilators, cylinders and other medical equipment for countering
COVID-19
or other ancillary activities would be considered eligible CSR activities under Schedule VII of the Companies Act, 2013.
Through its Circular dated July 30, 2021, the MCA further clarified that companies spending CSR funds for
COVID-19
vaccination, for persons other than its own employees and their families, would be considered to be an eligible CSR activity under item (i) of Schedule VII of the Companies Act, 2013.
As per the amended CSR Rules, in case of excess CSR spend by a company in a fiscal year, such excess amount may be set off against the CSR spend requirement for up to the immediately succeeding three financial years, subject to fulfillment of certain conditions.
Wipro’s Board-approved CSR policy is available on the corporate governance page of the Company’s website at
www.wipro.com.
Companies (Accounts) Rules, 2014
With effect from February 11, 2022, the MCA notified the Companies (Accounts) Amendment Rules, 2022, which introduced the Report on Corporate Social Responsibility in
e-form
CSR-2.
This form was required to be filed on or before March 31, 2022 by those entities which fall under the provisions of Section 135 of the Companies Act, 2013 and are required to comply with the provisions of Corporate Social Responsibility. Through its notification dated March 31, 2022, the MCA deferred the due date to May 31, 2022.
In March 2021, the MCA mandated, with effect from April 1, 2021, that the accounting software used by companies should include recording an audit trail of every transaction by creating and editing a log of each change made in the books of accounts that record the date of when such changes were made, and ensuring that such audit trail recording cannot be disabled. Through its notification dated April 1, 2021, the MCA deferred the compliance requirement from April 1, 2021 to April 1, 2022.

On March 31, 2022, the MCA notified the Companies (Accounts) Second Amendment Rules, 2022, to further defer the date of applicability for the requirement from April 1, 2022 to April 1, 2023.
Related Party Transactions – Companies Act, 2013 perspective
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
Depository Receipts Scheme 2014
The Ministry of Finance, Government of India (“
Ministry of Finance
”) enacted the new Depository Receipt Scheme, 2014 (“
2014 Scheme
”) which replaced the Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. Below is a brief summary of some of the key provisions.
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
Under the 2014 Scheme, the foreign depository may take instructions from holders of depositary receipts (“
DRs
”) to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the 2014 Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of DRs, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999 (“
FEMA
”).
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

Conditions for issuance of ADSs or GDSs outside India by Indian Companies
Eligibility of issuer
: An Indian Company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by SEBI will not be eligible to issue ADSs or GDSs apart from Foreign Currency Convertible Bonds (“
FCCB
”).
Eligibility of subscriber
: Overseas Corporate Bodies (“
OCBs
”) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) FCCB and (ii) ADSs or GDSs.
Framework for issuance of DRs
SEBI introduced a framework for issuance of DRs by companies listed or to be listed in India (“
DR Framework
”), through its circular dated October 10, 2019. The DR Framework, as amended from time to time, sets out requirements for issuance of depository receipts in addition to the requirements under the Companies Act, 2013 and rules thereunder, the Depository Receipts Scheme, 2014 and the foreign exchange regulations.
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
SEBI Listing Regulations
The SEBI Listing Regulations were notified on September 2, 2015 to replace the listing agreement and were implemented from December 1, 2015. The SEBI Listing Regulations consolidates and streamlines the provisions of existing listing agreements for different segments of the capital markets (i.e., equity, non-convertible
debt securities,
non-convertible
redeemable preference shares, Indian DRs and securitized debt instruments and units issued by mutual fund schemes). It lays down provisions for transparency and fair disclosures by all Indian listed companies. Amendments to the SEBI Listing Regulations have been made from time to time to reinforce compliance and protect the interest of investors.
On August 3, 2021, the SEBI (Listing Obligations and Disclosure Requirements) (Third Amendment) Regulations, 2021 were notified to become effective from January 1, 2022. This amendment brought in changes in the regulatory framework for independent directors (“
IDs
”), including, but not limited to, criteria of independence, appointment framework, composition of IDs in committees of the board, among other things. Some of the key highlights are provided below:

•	The amended regulations prescribed the following modifications to the eligibility criteria for appointment as an ID:

a)	The ID shall not have had a pecuniary relationship with the company for the preceding three years (this was previously the preceding two years.

b)
None of the relatives of the ID shall hold any security or interest in the company, its holding, subsidiary or associate company during the current financial year or immediately preceding financial year for a face value in excess of
₹
 5,000,000 or 2% of the
paid-up
capital of the company, whichever is lower. Prior to the amendment, the percentage was linked with gross turnover instead of paid-up
capital.

c)
None of the relatives of the ID shall be indebted to the company, its holding, subsidiary or associate company during the current financial year or immediately preceding financial year for a value in excess of
₹
 5,000,000 or 2% of its gross turnover or total income, whichever is lower. Prior to the amendment, there was no percentage criteria prescribed.

d)
None of the relatives of the ID provided guarantee or provided any security in connection with the indebtedness of the company, its holding, subsidiary or associate company or its promoters or directors, in excess of 2% of its gross turnover or total income or
₹
 5,000,000, whichever is lower, during the three immediately preceding years. Prior to the amendment, there was no percentage criteria prescribed.

•
Appointment and/or
re-appointment
and removal of IDs is required to be done through a special resolution of shareholders for all listed entities. The shareholder approval for appointment of a director, including IDs, is to be taken at the following general meeting or within 3 months of the appointment on the board, whichever is earlier.

•
The nomination and remuneration committee (“
NRC
”) of listed entities is required to adopt a transparent process while selecting candidates for appointment as IDs, including enhanced disclosures regarding the skills and capabilities required for the role and the manner in which the proposed candidate meets such requirements.

•	At least two-thirds of the members of a listed company’s NRC and audit committee are required to be IDs.

•
In cases of resignation of an ID, the following disclosures shall be made to the stock exchanges: a) letter of resignation along with detailed reasons for the resignation as given by the said director, b) names of listed entities in which the resigning director holds directorships and details of membership of board committees, if any, and c) confirmation that there is no other material reasons other than those provided, for the resignation of director.

•	Requirement of undertaking directors and officers insurance has been extended to the top 1,000 companies by market capitalization.
On November 9, 2021, the SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2021 were issued. These regulations introduced several key amendments in relation to “Related Party” and “Related Party Transactions”. A detailed note on the same is provided below.
Through an amendment dated January 24, 2022, SEBI notified that all securities must be held in dematerialized form for effecting transmission or transposition of securities, with effect from January 24, 2022. Prior to this amendment, this restriction was applicable only for transfer of securities.
Separation of the role of Chairperson – MD/CEO
Earlier, SEBI had mandated the top 500 listed companies (by market capitalization) to separate the roles of Chairperson and Managing Director (“
MD
”)
or Chief Executive Officer (“
CEO
”). Further, the Chairman was required to be a
non-executive
director and not ‘related’ to the MD or CEO. The initial deadline of April 2020 was later postponed to April 2022.
With effect from March 22, 2022, SEBI omitted the above requirement and made it voluntary.
Related Party Transactions – SEBI Listing Regulations perspective
At its Board meeting held in September 2021, SEBI considered and approved amendments to the Listing Regulations as applied to related party transactions (“
RPTs
”). On November 9, 2021, SEBI notified these amendments through SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2021. These amendments shall be applicable in a phased manner, with major amendments coming into effect from April 1, 2022 and some of the amendments with effect from April 1, 2023. The key aspects of these regulations are detailed below:

•
Definition of related party: The amended SEBI Listing Regulations adopts the definition of ‘related party’ from Section 2(76) of the Companies Act, 2013. In addition, the previous definition under the SEBI Listing Regulations also included entities belonging to the promoter or promoter group of the listed entity and holding 20% or more of the shareholding of the listed entity. As per the amended regulations, effective April 1, 2022, any individual or entity forming part of the promoter or promoter group of the listed entity, regardless of shareholding, shall be deemed to be a related party.

Further, the definition of related party has been amended to include any person or entity holding equity shares, either directly or on a beneficial interest basis as provided under Section 89 of the Companies Act, 2013, amounting to 20% or more (with effect from April 1, 2022) and 10% or more (with effect from April 1, 2023).

•
Scope of related party transactions: The definition of RPT under the amended SEBI Listing Regulations has been amended to cover transactions undertaken at the subsidiary level. Now, transactions undertaken between two subsidiaries will also be an RPT and will be subject to the listed entity’s approval.

Further, effective April 1, 2023, a transaction between the listed entity or any of its subsidiaries on one hand, and any other person or entity on the other hand, the purpose and effect of which is to benefit a related party of the listed entity or any of its subsidiaries will also be considered an RPT.

•
Materiality of RPTs: Prior to the amendment, a transaction was considered as material during a financial year if it exceeded 10% of the annual consolidated turnover as per the last audited financial statements of the listed entity. Pursuant to the amended SEBI Listing Regulations, an RPT would be considered as material if the transaction entered into individually or taken together with previous transactions during a financial year exceeds
₹
 10,000,000,000 or 10% of the annual consolidated turnover as per the last audited financial statements of the listed entity, whichever is lower.

•
Enhanced role of the audit committee: All related party transactions and subsequent material modifications shall require prior approval of the audit committee of the listed entity. The amended SEBI Listing Regulations include the following additional roles for the audit committee of a listed entity:

a)	To define “material modifications” and disclose it as part of the policy on materiality of RPTs and on dealing with RPTs.

b)
To provide prior approval for an RPT to which the subsidiary of a listed entity is a party but the listed entity is not a party, if the value of such transaction whether entered into individually or taken together with previous transactions during a financial year exceeds 10% of the annual consolidated turnover, as per the last audited financial statements of the listed entity.

c)
With effect from April 1, 2023, prior approval of the audit committee of a listed entity shall be required, if the value of such transaction whether entered into individually or taken together with previous transactions during a financial year, exceeds 10% of the annual standalone turnover, as per the last audited financial statements of the subsidiary.

•	Detailed disclosures: A listed entity shall submit to the stock exchanges, on a half yearly basis, disclosures of RPTs in the format as specified by SEBI and according to the following timelines:

a)	Within 15 days from the date of publication of its standalone and consolidated financial results (effective April 1, 2022).

b)	On the date of publication of its standalone and consolidated financial results (effective April 1, 2023).

•
Shareholder approval: Pursuant to the amended SEBI Listing Regulations, any material RPT and any material modification to such transaction shall require prior approval of a listed entity’s shareholders. Previously, only material RPTs required approval of shareholders of a listed entity.

Through its circular dated March 30, 2022, SEBI clarified that an RPT that has been approved by a listed entity’s audit committee prior to April 1, 2022 but continues beyond such date, and becomes material as per the revised materiality threshold, is required to be placed before the shareholders at the first General Meeting held by the listed entity after April 1, 2022.
SEBI, through its circular dated April 8, 2022, further clarified that the shareholders’ approval of omnibus RPTs approved in an AGM shall be valid up to the date of the next AGM, for a period not exceeding fifteen months. In case of omnibus approvals for material RPTs obtained from shareholders in general meetings other than AGMs, the validity of such omnibus approvals shall not exceed one year.
Prohibition of Insider Trading Regulations, 2015
In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“
PIT Regulations
”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global scenario and to tighten the gaps of the existing norms.
In September 2020, under the PIT Regulations, SEBI implemented System Driven Disclosures (“
SDD
”) in phases. This was implemented with a view to automate the continual disclosures required to be made pursuant to the PIT Regulations. In furtherance of the same, through its circular dated August 13, 2021, SEBI confirmed the implementation of SDD in its entirety and clarified that the manual filing of disclosures in the prescribed format would no longer be mandatory for listed companies who have complied with requirements of the earlier circulars issued by SEBI in this regard.
SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021
The framework for issuance of sweat equity shares by listed companies and for regulation of employee stock option schemes, employee stock purchase schemes and other share-based employee benefits were earlier provided under the SEBI (Issue of Sweat Equity) Regulations, 2002 and SEBI (Share Based Employee Benefits) Regulations, 2014. In order to further streamline and rationalize the provisions of these regulations, SEBI constituted an expert group, which then submitted its report in June 2021.
After taking into consideration the recommendations of the expert group and the comments received from the public, SEBI approved new regulations at its board meeting held on August 6, 2021. On August 13, 2021, the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (“
SBEB Regulations
”) were notified and made effective immediately. The SBEB Regulations govern all share-based employee benefit schemes dealing in securities, including employee stock options, employee share purchase, stock appreciation rights, general employee benefits and retirement benefits. Key highlights of the changes under the SBEB Regulations are provided below:

•
Expanded definition of “employee”: An employee, except in relation to sweat equity, now includes an employee of the company who is working in India or outside India and shall also include employees of group companies, including associate companies. Further, the SBEB Regulations specifically state that a non-executive
director is also included within the ambit of the term ‘employee’, not being a promoter or a member of the promoter group.

•
Mode of implementation of share-based employee benefit schemes: Under the SBEB Regulations, companies are given the liberty to change the mode of implementation of the schemes i.e., either directly by the Company or through the trust established under the SBEB Regulations (the “
Trust
”), provided that a fresh approval of the shareholders by a special resolution is obtained prior to implementing such a change, and that such a change is not prejudicial to the interest of the employees.

•
Appropriation of shares by the Trust: Previously, the unappropriated inventory of shares lying with the Trust, which were not backed by grants, were required to be appropriated by the end of subsequent financial year. Now, under the SBEB Regulations, such unappropriated inventory of shares can be appropriated by the second subsequent financial year, subject to the approval of the nomination and remuneration committee.

•
Variation in the terms of share-based employee benefit schemes: Pursuant to the SBEB Regulations, companies can vary the terms of share-based employee benefit schemes to meet any regulatory requirement, without seeking shareholders’ approval.

•
Vesting of options in case of death or permanent incapacity: In the event of death or permanent incapacity of the employee while in employment, all the options or any other benefit granted under a scheme to him or her till his or her death or permanent incapacity shall vest, with immediate effect from the date of his or her death or permanent incapacity.

•
Vesting in case of retirement or superannuation: Under the SBEB Regulations, in the event of cessation of employment due to retirement or superannuation, the options or any other benefits granted to such employee will continue to vest in accordance with their respective vesting schedules even after retirement or superannuation in accordance with company policies and applicable law.

Transmission of Securities to Joint Holders
Through its circular dated October 18, 2021, SEBI advised Registrars to an Issue & Share Transfer Agents (“
RTAs
”) to ensure transmission of securities in favor of surviving joint holder(s), in the event of demise of one or more joint holder(s), provided that there is nothing contrary to the same in the Article of Association of the company. This circular was released by SEBI after observing that in several cases, the RTAs had not effected transmission to the surviving joint holder due to counterclaim or dispute from the legal representative of a deceased holder.
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

Foreign Direct Investment
Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act, 1999 (“
FEMA
”) and the rules and regulations made thereunder. FEMA regulates transactions involving foreign exchange, and provides that certain transactions cannot be carried out without the general or special permission of the RBI or the GoI, as the case may be.
The Ministry of Finance notified the Foreign Exchange Management
(Non-Debt
Instruments) Rules, 2019 (“
NDI Rules
”) on October 17, 2019 superseding the Foreign Exchange Management (Transfer of Issue of Security by a Person Resident outside India) Regulations, 2017 (“
TISPRO
”) and the Foreign Exchange Management (Acquisition and Transfer of Immovable Property in India) Regulations, 2018. These rules govern foreign investments into India, including foreign direct investments by persons resident outside India.
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
The Foreign Direct Investment Scheme under the RBI’s ‘Automatic Route’ enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than an NRI or an Overseas Citizen of India (“
OCI
”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stockbroker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.
Through notification dated April 22, 2020, the GoI amended the FDI policy to state that investment by a non-resident
entity of a country, which shares land border with India or where the beneficial ownership of an investment into India is situated in or is a citizen of any aforesaid countries, shall be under the ‘Government Route’, which requires prior GoI approval. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction / purview such subsequent change in beneficial ownership, will also require GoI approval.
Under FEMA, the onus of compliance with the various foreign investment limits rests on the company. In order to facilitate listed companies’ compliance with the requirements, SEBI, in consultation with the RBI, has put in place a new system for monitoring the foreign investment limits, with effect from May 1, 2018.
In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required. The limits for allowable remittance from India by a person resident in India under the Liberalised Remittance Scheme issued by RBI is US$ 250,000, per financial year, for any permitted current or capital account transaction or a combination of both.
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
Consolidated FDI Policy – 2020
On October 28, 2020, the latest edition of the GoI’s consolidated FDI policy was released, effective October 15, 2020. The consolidated FDI policy is a compilation of decisions taken and amendments notified by the GoI with regard to FDI in various sectors.
Through its Press Note dated March 14, 2022, the Department for Promotion of Industry and Internal Trade issued amendments under the consolidated FDI policy in relation to definitions of certain key terms, including “Capital”, “Convertible Note”, “Foreign Investment”, “Indian Company”, “Subsidiary”, among others. These amendments were introduced to bring in further consistency and clarity to the consolidated FDI policy.
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

Investment by Foreign Portfolio Investors
SEBI introduced Foreign Portfolio Investors Regulations 2014 (the “
FPI Regulations
”) which repealed SEBI (Foreign Institutional Investors), Regulations, 1995. Under the FPI Regulations, foreign institutional investors, sub-accounts
and qualified foreign investors merged into a new investor class called Foreign Portfolio Investors (“
FPI
”). FPI Regulations restrict purchase of equity shares of each company by a single foreign portfolio investor or an investor group to below 10% of the total paid up equity capital of the company on a fully diluted basis.
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
Investment by Foreign Venture Capital Investors
The RBI has liberalized and rationalized the investment regime for Foreign Venture Capital Investors (“
FVCIs
”) in order to boost foreign investment in Indian startups. The RBI permits FVCIs to invest under an automatic in equity regime or under an equity-linked instrument or debt instrument of unlisted Indian companies in certain specified sectors and in Indian startups, irrespective of the sector in which the startup is engaged. There are no restrictions on transfers of any security or instrument held by FVCIs to any person residing inside or outside India.
Overseas Investment
Regulation 6 of the Notification No.
FEMA.120/RB-2004
dated July 7, 2004 read together with Circular No. 1 dated July 3, 2014 as amended from time to time, issued by the RBI, provides that an Indian entity is permitted to invest in joint ventures or wholly owned subsidiaries abroad up to 400% of the net worth of the Indian entity as per its last audited financial statements. However, any financial commitment exceeding US$ 1 billion or its equivalent in a financial year would require prior approval of the RBI even if the total financial commitment of the Indian entity is within 400% of the net worth as per its latest audited financial statements. Accordingly, a company can make financial commitments in a financial year of up to US$ 1 billion, or such higher amount as may be approved by the RBI, subject to the overall amount being within limits of 400% of the company’s net worth as per its latest audited financial statements.
Indian companies are prohibited from making direct investments in an overseas entity (set up or acquired abroad directly, as a joint venture or a wholly-owned subsidiary, or indirectly, as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as
“non-cooperative
countries and territories” or as notified by the RBI from time to time.
External Commercial Borrowings
In December 2018, RBI notified the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018 (“
New ECB Regulations
”
)
superseding the earlier framework that applied to External Commercial Borrowings (“
ECB
”). The objective behind the New ECB Regulations was to a) simplify existing ECB framework and thereby making it easier for borrowers to access foreign debt funding, and b) merge the two existing regulations, i.e., Foreign Exchange Management (Borrowing or Lending in Foreign Exchange) Regulations, 2000 and Foreign Exchange Management (Borrowing or Lending in Rupees) Regulations, 2000, under one unified framework.
Competition Commission of India – Revised Confidentiality Regime
On April 8, 2022, the Competition Commission of India (the “
CCI
”), amended the Competition Commission of India (General) Regulations, 2009 (“
General Regulations
”), and updated the confidentiality regime that is provided under Regulation 35 of the General Regulations. The General Regulations define the mechanism to deal with confidentiality requests that are made during the course of proceedings before the CCI and sets out the procedure and parameters for seeking confidentiality over submissions made by the parties.
The notification of the revised confidentiality regime and introduction of the ‘confidentiality ring’ will ensure that commercially sensitive information is protected from being disclosed to an unauthorized person. It introduces a more structured mechanism that will also be useful to the parties seeking access to the confidential case records, who can now approach the CCI in a more organized manner following the process to gain access to complete case records.
Taxation
The following summary is based on the law and practice of the Indian
Income-tax
Act, 1961, including the special tax regime contained in Sections 115AC and 115ACA of the
Income-tax
Act, 1961, read with the 2014 Scheme. The
Income-tax
Act, 1961 is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the
Income-tax
Act, 1961.

We believe this information is materially complete as of the date hereof, however, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident
holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.
Residence
:
For purposes of the
Income-tax
Act,
1961, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

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
Taxation of Distributions
:
Prior to the Finance Act, 2020, companies paying a dividend were liable to pay the dividend distribution tax on the amount distributed as dividend and in certain circumstances where the dividend income was taxable in the hands of resident assessee, with few exceptions. The Finance Act, 2020 has abolished the dividend distribution tax, effective beginning the financial year commencing on April 1, 2020. This will have the effect of reducing the tax burden on such companies and the burden of tax payment will shift to the shareholder at the shareholder’s applicable rate of tax. As per the current provisions, companies are liable to deduct tax at the source on dividends distributed to shareholders, both resident and non-resident,
if the dividend is distributed beyond a certain threshold or due to non-submission
of certain documents by the shareholder. Any distributions of additional ADSs or equity shares to resident or non-
resident holders will not be subject to tax under the
Income-tax
Act, 1961.
Taxation of Capital Gains:
The following is a brief summary of capital gains taxation of non-resident
and resident holders in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in Sections 45, 47(vii)(a), 115AC and 115ACA, of the
Income-tax
Act, in conjunction with the 2014 Scheme. Gains realized upon the sale of ADSs and listed shares that have been held for a period of more than twenty-four months and twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and shares that have been held for a period of twenty-four months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•
Long-term capital gains realized by a resident holder from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer as per the provisions of the
Income-tax
Act will be taxed at graduated rates with a maximum of 30%.

•
Long-term capital gains realized by a
non-resident
upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10% as per the provisions of the
Income-tax
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
₹
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

•	In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range (in ₹ )	Surcharge rate for FY 2021-22
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37%
Firms/Co-operative Society/Local Authority	0-10 million Above 10 million	Nil 12% (7% from FY 2022-23)
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%

•
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

•
Any gain realized by a
non-resident
or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident
is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the
Income-tax
Act, 1961, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the
Income-tax
Act, 1961 on the transfer of securities as defined in Section 115AD of the
Income-tax
Act, 1961.

The value of shares/securities allotted under any Employees Stock Option Plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee, with a maximum of 42.74% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.
According to the 2014 Scheme, a
non-resident
holder’s holding period for the purposes of determining the applicable capital gains tax rate under the
Income-tax
Act, 1961, in respect of equity shares received in exchange for ADSs commences on the date of notice of the redemption by the depositary to the custodian. For purposes of determining the holding period for a resident employee, the holding period starts from the date of allotment of such assets. Capital gains derived from the sale of subscription rights or other rights by a non-resident
holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax as per the domestic income tax law. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in the case of foreign companies and at graduated rate with a maximum of 30%, in the case of resident employees and non-resident
individuals. In addition to this, there will be a surcharge levied and an additional surcharge called “Health and Education Cess” of 4% in addition to the above tax and surcharge will be levied (Refer to table above for surcharge rates).
As per Section 55(2) of the
Income-tax
Act, 1961, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

Securities Transaction Tax:
In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to each pay a Securities Transaction Tax (“
STT
”), at the prescribed rates on the transaction value of the securities, if a transaction is a delivery based transaction (i.e., the transaction involves actual delivery or transfer of shares); and (ii) the seller of the shares is required to pay a STT at the prescribed rates on the transaction value of the securities, if the transaction is a non-delivery
based transaction, i.e., a transaction settled without taking delivery of the shares. The STT rates are as follows:

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
Buyback of Securities:
Finance (No. 2) Act, 2019 extended the provisions of Section 115QA of the
Income-tax
Act, 1961 for buyback of shares, which were initially applicable only to unlisted companies, to the buyback of shares by listed companies. The Finance Act, 2013 levied a tax of 20% against the company for consideration paid to shareholders (in excess of the initial subscription amount) towards buyback of shares by an unlisted company under 115QA of the
Income-tax
Act, 1961. Pursuant to Finance (No. 2) Act, 2019, a company shall be liable for additional income tax on the distributed income for every buyback of shares, which will result in additional cash outflow. Currently, the rate of tax on buyback of shares is 20% (plus surcharge and cess).
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

Gift Tax:
The Finance Act, 2017, inserted provisions related to tax on the receipts of any sum of money, by any person either without consideration or for an inadequate consideration for value exceeding
₹
 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor.
General Anti Avoidance Rule (“GAAR”):
The GAAR provisions to deal with the Organization for Economic
Co-operation
and Development’s Base Erosion and Profit Shifting project, of which India is an active participant, were applicable from fiscal year 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests. If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

•	The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.

•	It results in misuse or abuse of provisions of tax laws.

•	It lacks commercial substance or is deemed to lack commercial substance.

•	It is carried out in a manner, which is normally not employed for a bona fide purpose.
Minimum Alternative Tax (“MAT”):
From April 1, 2012 onwards, income arising out of any business carried on in a Special Economic Zone as a developer or unit along with regular income is subject to MAT. Any tax paid under MAT, will be eligible for adjustment against regular income tax liability computed under the
Income-tax
Act, 1961 for the following fifteen years as MAT credit. The rate of tax under MAT provisions is 17.47%. In the financial year ended March 31, 2020, the GoI amended the
Income-tax
Act, 1961 through The Taxation Laws (Amendment) Act, 2019, providing an option to pay a lower rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter
VI-A
and other profit-linked deductions as prescribed in the
Income-tax
Act, 1961. This option, once exercised, is irrevocable and the corresponding MAT credit available will lapse. In the future, if a company opts for this lower rate of tax, this may lead to increase in tax outflow and the MAT credit available to the company will lapse.
Advance Pricing Agreements (“APAs”):
The Company has concluded APAs in multiple jurisdictions in order to bring more predictability to the Company’s tax obligations in respect of its overseas operations. Any material changes to the critical assumptions underlying these APAs may have impact on taxes. Further, when these APAs expire, there is no certainty that they will be renewed. If renewed, there is no certainty as to whether they will be on the same terms.
Base Erosion and Profit Shifting
(“
BEPS
”)
:
The Company operates in various countries and any change in tax rates or taw laws of any country could have impact on taxes. There may be changes in tax rates in some countries as a result of the Organization for Economic
Co-operation
and Development’s Pillar Two Blueprint of the Inclusive Framework on BEPS which has an objective of having a global minimum tax rate. Further, the US has proposed some significant changes in tax policies as part of the “Made in America” tax plan. The tax proposals include an increase in corporate tax rates from 21% to 28%. There are also proposals related to global minimum tax, reducing profit shifting, minimum book profit tax, among other things. The impact on our tax cost will depend upon the proposals that will be incorporated into the final bill. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.
PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.
Material United States Federal Income Tax Consequences
The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are (a) individuals who are citizens or residents of the United States, (b) corporations (or other entities treated as corporations for U,S, federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of U.S. Internal Revenue Code of 1986, as amended (the “
Code
”) in effect under U.S. Treasury Regulations or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.
This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the GoI for the avoidance of Double Taxation and the prevention of Fiscal Evasion (the “
Convention
”) with respect to taxes on income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.
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
Ownership of ADSs
:
For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to United States federal income tax.
Dividends
:
The gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction (“
DRD
”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of us. 10% corporate U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free
return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.
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
Sale or Exchange of Equity Shares or ADSs
:
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
Estate taxes
:
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
Additional Tax on Net Investment Income:
U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.
Passive Foreign Investment Company
:
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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2022. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior taxable year, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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
We designate certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. From time to time, we may also designate foreign currency denominated borrowings as a hedge of net investment in foreign operations.
As of March 31, 2022, a
₹
 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately
₹
 3,159 million (consolidated statement of income
₹
 1,366 million and other comprehensive income
₹
 1,793 million) decrease in the fair value, and a
₹
 1 decrease would result in approximately
₹
 3,165 million (consolidated statement of income
₹
 1,366 million and other comprehensive income
₹
 1,799 million) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).
Interest rate risk
Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. From time to time, to manage our net exposure to interest rate risk relating to borrowings, we may enter into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100bps from March 31, 2022, additional net annual interest expense on our floating rate borrowing would amount to approximately
₹
 951 million.
Credit risk
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2022 or revenues for the year ended March 31, 2022. There is no significant concentration of credit risk.

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
Liquidity risk
Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2022, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

(i)
each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and

(ii)
each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, US$ 5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10)), whichever is applicable

(i)	a fee of US$ 0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement,

(ii)	a fee of US$ 1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof,

(iii)
a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto,

(iv)
an aggregate fee of US$ 0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and

(v)
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
Item 12.D.4. Fees Paid by Depositary to the Company
JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2022, an aggregate contribution of US$ 453,249 (net of TDS and expenses) was received from the Depositary towards the ADR program and other expenses.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures
Disclosure controls and procedures.
Based on their evaluation as of March 31, 2022, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules
13a-15(e)
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
and
15d-15(f)
under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS, as issued by the International Accounting Standard Board (“
IASB
”).
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
Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2022. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2022.
Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“
Deloitte
”), has audited the Consolidated Financial Statements in this
Form 20-F,
and as part of their audit, has issued its report, which is included in this Form
20-F,
on the effectiveness of our internal control over financial reporting as of March 31, 2022.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Wipro Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2022, of the Company and our report dated June 8, 2022, expressed an unqualified opinion on those financial statements.
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
June 8, 2022
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
Members of the committee are
non-management
directors who, in the opinion of the Company’s Board of Directors, are independent as defined under the applicable rules of the NYSE. The Board has determined that Mr. Deepak M. Satwalekar qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC. Our Board has also determined that Mr. Deepak M. Satwalekar is an independent director under applicable NYSE rules and Rule
10A-3
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
by the Audit Committee.
The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the year ended March 31, 2021 and March 31, 2022.

	Year ended March 31,
	2021		2022
	( ₹ in millions)
Audit fees	₹	83	₹	138
Tax fees		44		78
All other fees		13		19

Total	₹	140	₹	235

Audit services:
comprise fees for professional services in connection with the audit of Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, audits of interim financial statements and other audit/attestation services.
Tax services
: comprise fees for tax compliance, tax assessment and tax planning services rendered. These services include assistance with research and development tax incentives in certain foreign jurisdictions, corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

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
Item 16H. Mine Safety Disclosure
Not Applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not Applicable.
PART III
Item 17. Financial Statements
See Item 18.

Item 18. Financial Statements
Consolidated Statements and Other Financial Information
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Wipro Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Revenue from fixed price contracts using the percentage of completion method - Refer Notes 2 (iv)(a), 3(xiv)B and 24 to the financial statements
.
Critical Audit Matter Description
Revenue from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion
method.
Use of the
percentage-of-completion
method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. The estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the total estimated project costs.
We identified the revenue recognition for fixed price contracts where the percentage-of-completion
method is used as a critical audit matter because of the significant judgement involved in estimating the efforts to complete such contracts.

This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred to-date
and estimates of efforts required to complete the remaining performance obligations.
This required a high degree of auditor judgment in evaluating the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognize revenue from fixed-price contracts.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to estimates of efforts to complete for fixed-price contracts accounted using the percentage-of-completion
method included the following, among others:

•
We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorized changes to recording of efforts incurred.

•
We evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual information to estimates for performance obligations that have been fulfilled.

•	We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

•
Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage of completion method was appropriate, and the contract was included in management’s calculation of revenue over time.

•	Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation.

•
Compared efforts incurred to date with Company’s estimate of efforts incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining efforts to complete the contract.

•
Tested the estimate for consistency with the status of delivery of milestones and customer acceptances to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations.

•	Evaluated other information that supported the estimates of the progress towards satisfying the performance obligation.
/s/ Deloitte Haskins & Sells LLP
Bengaluru, India
June 8, 2022
We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(
₹
 in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

ASSETS
Goodwill	6	139,127	246,989	3,255
Intangible assets	6	13,085	43,555	574
Property, plant and equipment	4	85,192	90,898	1,198
Right-of-Use assets	5	16,420	18,870	249
Financial assets
Derivative assets	19	16	6		^
Investments	8	10,576	19,109	252
Trade receivables	9	4,358	4,765	63
Other financial assets	12	6,088	6,084	80
Investments accounted for using the equity method	8	1,464	774	10
Deferred tax assets	21	1,664	2,298	30
Non-current tax assets		14,323	10,256	136
Other non-current assets	13	15,935	14,826	195

Total non-current assets		308,248	458,430	6,042

Inventories	10	1,064	1,334	18
Financial assets
Derivative assets	19	4,064	3,032	40
Investments	8	175,707	241,655	3,185
Cash and cash equivalents	11	169,793	103,836	1,369
Trade receivables	9	94,298	115,219	1,519
Unbilled receivables		27,124	60,809	801
Other financial assets	12	7,245	42,914	566
Contract assets		16,507	20,647	272
Current tax assets		2,461	2,373	31
Other current assets	13	24,923	28,933	381

Total current assets		523,186	620,752	8,182

TOTAL ASSETS		831,434	1,079,182	14,224

EQUITY
Share capital		10,958	10,964	145
Share premium		714	1,566	21
Retained earnings		466,692	551,252	7,266
Share-based payment reserve		3,071	5,258	69
Special Economic Zone Re-investment reserve		41,154	47,061	620
Other components of equity		30,506	42,057	554

Equity attributable to the equity holders of the Company		553,095	658,158	8,675
Non-controlling interests		1,498	515	7

TOTAL EQUITY		554,593	658,673	8,682

LIABILITIES
Financial liabilities
Loans and borrowings	14	7,458	56,463	744
Lease liabilities	5, 14	13,513	15,177	200
Derivative liabilities	19	—	48	1
Other financial liabilities	16	2,291	2,961	39
Deferred tax liabilities	21	4,633	12,141	160
Non-current tax liabilities		11,069	17,818	235
Other non-current liabilities	17	7,835	7,571	100
Provisions	18	2	1		^

Total non-current liabilities		46,801	112,180	1,479

Financial liabilities
Loans, borrowings and bank overdrafts	14	75,874	95,233	1,255
Lease liabilitie s	5, 14	7,669	9,056	119
Derivative liabilities	19	1,070	585	8
Trade payables and accrued expenses	15	76,512	99,034	1,305
Other financial liabilities	16	1,470	33,110	436
Contract liabilities		22,535	27,915	368
Current tax liabilities		17,324	13,231	174
Other current liabilities	17	24,552	27,394	361
Provisions	18	3,034	2,771	37

Total current liabilities		230,040	308,329	4,063

TOTAL LIABILITIES		276,841	420,509	5,542

TOTAL EQUITY AND LIABILITIES		831,434	1,079,182	14,224

^	Value is less than 1
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(
₹
 in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2020	2021	2022	2022
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	610,232	619,430	790,934	10,425
Cost of revenues	25	(436,085)	(423,205)	(555,872)	(7,327)

Gross profit		174,147	196,225	235,062	3,098
Selling and marketing expenses	25	(42,907)	(41,400)	(54,935)	(724)
General and administrative expenses	25	(29,823)	(34,686)	(46,382)	(611)
Foreign exchange gains/(losses), net	28	3,169	2,995	4,355	57
Other operating income/(loss), net	26	1,144	(81)	2,186	29

Results from operating activities		105,730	123,053	140,286	1,849
Finance expenses	27	(7,328)	(5,088)	(5,325)	(70)
Finance and other income	28	24,081	20,912	16,257	214
Share of net profit /(loss) of associates accounted for using the equity method	8	29	130	57	1

Profit before tax		122,512	139,007	151,275	1,994
Income tax expense	21	(24,799)	(30,345)	(28,946)	(382)

Profit for the year		97,713	108,662	122,329	1,612

Profit attributable to:
Equity holders of the Company		97,218	107,946	122,191	1,610
Non-controlling interests		495	716	138	2

Profit for the year		97,713	108,662	122,329	1,612

Earnings per equity share:	29
Attributable to equity holders of the Company
Basic		16.67	19.11	22.35	0.29
Diluted		16.62	19.07	22.29	0.29
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,833,384,018	5,649,265,885	5,466,705,840	5,466,705,840
Diluted		5,847,823,239	5,661,657,822	5,482,083,438	5,482,083,438

^	Value is less than 1
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(
₹
 in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2020	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the year	97,713	108,662	122,329	1,612
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(1,050)	223	399	5
Net change in fair value of investment in equity instruments measured at fair value through OCI	724	1,216	8,710	115

	(326)	1,439	9,109	120

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	8,447	(656)	4,121	54
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	—	—	(158)	(2)
Net change in time value of option contracts designated as cash flow hedges	(520)	52	139	2
Net change in intrinsic value of option contracts designated as cash flow hedges	(1,558)	958	(100)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	(2,652)	3,035	(292)	(4)
Net change in fair value of investment in debt instruments measured at fair value through OCI	1,222	1,851	(1,219)	(16)

	4,939	5,240	2,491	33

Total other comprehensive income, net of taxes	4,613	6,679	11,600	153

Total comprehensive income for the year	102,326	115,341	133,929	1,765

Total comprehensive income attributable to:
Equity holders of the Company	101,673	114,678	133,742	1,763
Non-controlling interests	653	663	187	2

	102,326	115,341	133,929	1,765

^	Value is less than 1
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(
₹
 in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of Shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balance as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the year
Profit for the year	—	—	—	97,218	—	—	—	—	—	97,218	495	97,713
Other comprehensive income	—	—	—	—	—	—	8,289	(4,730)	896	4,455	158	4,613

Total comprehensive income for the year	—	—	—	97,218	—	—	8,289	(4,730)	896	101,673	653	102,326

Issue of equity shares on exercise of options	2,498,925	5	742	—	(742)	—	—	—	—	5	—	5
Buyback of equity shares (3)	(323,076,923)	(646)	—	(105,000)	—	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback of equity shares	—	—	—	(311)	—	—	—	—	—	(311)	—	(311)
Issue of shares by controlled trust on exercise of options (1)	—	—	—	1,026	(1,026)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	9	1,262	—	—	—	—	1,271	—	1,271
Effect of modification of ADS RSUs from equity settled to cash settled (4)	—	—	—	—	(561)	—	—	—	—	(561)	—	(561)
Transferred to special economic zone re-investment reserve	—	—	—	(15,239)	—	15,239	—	—	—	—	—	—
Dividend (including dividend tax thereon) (3)	—	—	—	(6,863)	—	—	—	—	—	(6,863)	—	(6,863)
Dividend to Non-controlling interests holders	—	—	—	—	—	—	—	—	—	—	(1,415)	(1,415)

Other transactions for the year	(320,577,998)	(641)	742	(126,378)	(1,067)	15,239	—	—	646	(111,459)	(1,415)	(112,874)

As at March 31, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(
₹
 in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of Shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves (2)

As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the year
Profit for the year	—	—	—	107,946	—	—	—	—	—	107,946	716	108,662
Other comprehensive income	—	—	—	—	—	—	(603)	4,045	3,290	6,732	(53)	6,679

Total comprehensive income for the year	—	—	—	107,946	—	—	(603)	4,045	3,290	114,678	663	115,341

Issue of equity shares on exercise of options	3,281,165	6	866	—	(866)	—	—	—	—	6	—	6
Buyback of equity shares, including tax thereon (3)	(237,500,000)	(475)	(1,427)	(115,018)	—	—	—	—	475	(116,445)	—	(116,445)
Transaction cost related to buyback of equity shares	—	—	—	(199)	—	—	—	—	—	(199)	—	(199)
Issue of shares by controlled trust on exercise of options (1)	—	—	—	662	(662)	—	—	—	—	—	—	—
Effect of modification of ADS RSUs from cash settled to equity settled (4)	—	—	—	—	739	—	—	—	—	739	—	739
Compensation cost related to employee share-based payment	—	—	—	7	2,310	—	—	—	—	2,317	—	2,317
Transferred from special economic zone re-investment reserve	—	—	—	2,650	—	(2,650)	—	—	—	—	—	—
Dividend (3)	—	—	—	(5,459)	—	—	—	—	—	(5,459)	(960)	(6,419)
Others	—	—	—	—	—	—	—	—	—	—	(80)	(80)

Other transactions for the year	(234,218,835)	(469)	(561)	(117,357)	1,521	(2,650)	—	—	475	(119,041)	(1,040)	(120,081)

As at March 31, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(
₹
 in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of Shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the year
Profit for the year	—	—	—	122,191	—	—	—	—	—	122,191	138	122,329
Other comprehensive income	—	—	—	—	—	—	3,914	(253)	7,890	11,551	49	11,600

Total comprehensive income for the year	—	—	—	122,191	—	—	3,914	(253)	7,890	133,742	187	133,929

Issue of equity shares on exercise of options	2,931,560	6	852	—	(852)	—	—	—	—	6	—	6
Issue of shares by controlled trust on exercise of options (1)	—	—	—	1,071	(1,071)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	9	4,110	—	—	—	—	4,119	—	4,119
Transferred to special economic zone re-investment reserve	—	—	—	(5,907)	—	5,907	—	—	—	—	—	—
Dividend (3)	—	—	—	(32,804)	—	—	—	—	—	(32,804)	(1,135)	(33,939)
Others	—	—	—	—	—	—	—	—	—	—	(35)	(35)

Other transactions for the year	2,931,560	6	852	(37,631)	2,187	5,907	—	—	—	(28,679)	(1,170)	(29,849)

As at March 31, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		145	21	7,266	69	620	354	19	181	8,675	7	8,682

(1)
Includes 22,746,081, 19,401,215 and 14,689,729 treasury shares held as at March 31, 2020, 2021 and 2022, respectively by a controlled trust. 4,607,772, 3,344,866 and 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2020, 2021 and 2022, respectively.

(2)	Refer to Note 20
(3)	Refer to Note 22
(4)	Refer to Note 30
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(
₹
 in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2020	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	97,713	108,662	122,329	1,612
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(11)	(516)	(313)	(4)
Depreciation, amortization and impairment expense	20,862	27,656	30,911	407
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	6,376	(2,251)	(1,021)	(13)
Share-based compensation expense	1,262	2,310	4,110	54
Share of net profit of associates accounted for using the equity method	(29)	(130)	(57)	(1)
Income tax expense	24,799	30,345	28,946	382
Finance and other income, net of finance expense	(18,945)	(16,614)	(9,447)	(125)
(Gain)/loss from sale of business and investment accounted for using the equity method	(1,144)	81	(2,186)	(29)
Gain on derecognition of contingent consideration payable	—	—	(301)	(4)
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	(3,327)	12,848	(11,833)	(156)
Unbilled receivables and Contract assets	(3,561)	(1,062)	(31,396)	(414)
Inventories	2,085	803	(256)	(3)
Other assets	(80)	931	(6,530)	(86)
Trade payables, accrued expenses, other liabilities and provisions	(12,401)	5,698	9,695	128
Contract liabilities	(6,572)	3,704	3,832	51

Cash generated from operating activities before taxes	107,027	172,465	136,483	1,799
Income taxes paid, net	(6,384)	(24,915)	(25,686)	(339)

Net cash generated from operating activities	100,643	147,550	110,797	1,460

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(23,497)	(19,577)	(20,153)	(266)
Proceeds from disposal of property, plant and equipment	1,270	753	736	10
Payment for purchase of investments	(1,178,247)	(1,172,251)	(1,015,486)	(13,385)
Proceeds from sale of investments	1,212,826	1,189,059	953,735	12,571
Payment into restricted interim dividend account	—	—	(27,410)	(361)
Payment for business acquisitions including deposits and escrow, net of cash acquired	(10,003)	(9,873)	(129,846)	(1,711)
Proceeds from sale of business	7,459	—	—	—
Proceeds from sale of investment accounted for using the equity method	—	—	1,652	22
Interest received	23,837	19,624	12,275	162
Dividend received	367	4	2	^

Net cash generated from/(used in) investing activities	34,012	7,739	(224,495)	(2,958)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	14	6	6	^
Repayment of loans and borrowings	(132,380)	(97,206)	(191,810)	(2,528)
Proceeds from loans and borrowings	106,342	103,418	260,120	3,428
Payment of lease liabilities	(6,784)	(8,660)	(9,730)	(128)
Payment for buyback of equity shares, including transaction cost	(105,311)	(95,199)	—	—
Payment of tax on buyback of equity shares	—	(21,445)	—	—
Payment for deferred contingent consideration	—	—	(309)	(4)
Interest and finance expenses paid	(4,601)	(3,335)	(5,089)	(67)
Payment of dividend	(5,689)	(5,459)	(5,467)	(72)
Payment of tax on cash dividend	(1,174)	—	—	—
Payment of dividend to Non-controlling interests holders	(1,415)	(960)	(1,135)	(15)

Net cash generated from/(used in) financing activities	(150,998)	(128,840)	46,586	614

Net increase/ (decrease) in cash and cash equivalents during the year	(16,343)	26,449	(67,112)	(884)
Effect of exchange rate changes on cash and cash equivalents	1,922	(890)	1,282	17
Cash and cash equivalents at the beginning of the year	158,525	144,104	169,663	2,236

Cash and cash equivalents at the end of the year (Note 11)	144,104	169,663	103,833	1,369

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.

^	Value is less than 1
The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(
₹
 in millions, except share and per share data, unless otherwise stated)
1. The Company overview
Wipro Limited (“
Wipro
” or the “
Parent Company
”), together with its subsidiaries and controlled trusts (collectively, “
we
”, “
us
”, “
our
”, “
the Company
” or the “
Group
”) is a global information technology (“
IT”
), consulting and business process services (“
BPS”
) company.
Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“
ADS
”) representing equity shares are also listed on the New York Stock Exchange.
The Company’s Board of Directors authorized these consolidated financial statements for issue on June 8, 2022.
2. Basis of preparation of consolidated financial statements
(i) Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards and its interpretations (“
IFRS
”), as issued by the International Accounting Standards Board (“
IASB
”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except for new accounting standards adopted by the Company.
The consolidated financial statements correspond to the classification provisions contained in IAS 1
(revised),
“
Presentation of Financial Statements”
. For clarity, various items are aggregated in the consolidated statement of income, consolidated statement of comprehensive income and consolidated statement of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.
All amounts included in the consolidated financial statements are reported in millions of Indian rupees (
₹
 in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.
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
(iii) Convenience translation (unaudited)
The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2022, have been translated into United States dollars at the certified foreign exchange rate of $1 =
₹
 75.87 as published by Federal Reserve Board of Governors on March 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.
(iv) Use of estimates and judgment
The preparation of the consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have the material effect on the amounts recognized in the consolidated financial statements are included in the following notes:

a)
Revenue recognition
: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)
Impairment testing
: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use
and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes : The major tax jurisdictions for the Company are India and the United States of America.

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

d)
Business combinations
: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)
Defined benefit plans and compensated absences
: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)
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

g)
Useful lives of property, plant and equipment
: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)
Useful lives of intangible assets
: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)
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

j)
Uncertainty relating to the global health pandemic on
COVID-19:
In a
ss
essing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

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

3. Material accounting policy information
(i) Basis of consolidation
Subsidiaries and controlled trusts
The Company determines the basis of control in line with the requirements of
IFRS 10, Consolidated Financial Statements
. Subsidiaries and controlled trusts are entities controlled by the Group. The Group controls an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
The financial statements of the Group companies are consolidated on a line-by-line
basis and all intra-Group balances, transactions, income and expenses are eliminated in full on consolidation.
Non-controlling
interests
Non-controlling
interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling
shareholders may be initially measured either at fair value or at the non-controlling
interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling
interests is the amount of those interests at initial recognition plus the non-controlling
interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling
interests even if it results in the
non-controlling
interests having a deficit balance.
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
Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Net loss relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Net gain relating to translation or settlement of borrowings denominated in foreign currency are reported within finance and other income.
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
non-current
assets.
d. Trade payables, accrued expenses, and other liabilities
Trade payables, accrued expenses, and other liabilities are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in a business combination is subsequently measured at fair value through profit or loss.
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
(v) Equity and share capital
a) Share capital and Share premium
The authorized share capital of the Company as at March 31, 2022 is
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
b) Shares held by controlled trust (Treasury shares)
The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 22,746,081, 19,401,215 and 14,689,729 treasury shares as at March 31, 2020, 2021 and 2022, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings
Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2020, 2021 and 2022 amounting to
₹
 1,139,
₹
 1,139 and
₹
 1,139 respectively, which is not freely available for distribution.
d) Special Economic Zone
Re-Investment
reserve
The Special Economic Zone
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
Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of section 69 of the Companies Act, 2013.
As of March 31, 2022, capital redemption
 reserve amounting to
₹
 1,122 (March 31, 2021:
₹
 1,122) is not freely available for distribution.
i) Dividend
A final dividend on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors.
j) Buyback of equity shares
The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings.
k) Bonus issue
For the purpose of bonus issue, the amount is transferred from capital redemption reserves, share premium and retained earnings to the share capital.

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
(vii) Business combination
s
, Goodwill, and Intangible assets
a) Business combination
s
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

The estimated useful life of amortizable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortizable intangible assets are as follows:

Category	Useful life
Customer-related intangibles	1 to 15 years
Marketing-related intangibles	2.5 to 10 years
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
The Company at the commencement of the lease contract recognizes a Right of Use (“
RoU
”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value
assets. For these short-term and
low-value
leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.
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
re-measurement
in consolidated statement of income.
Payment of lease liabilities are classified as cash used in financing activities in the consolidated statement of cash flows.
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
Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss.
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
The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“
FVLCD
”) and its
value-in-use
(“
VIU
”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially. An impairment loss in respect of goodwill is not reversed.
(xi) Employee benefits
a) Post-employment plans
The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognized as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method.
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
The Company has the following employee benefit plans:

A. Provident fund
Eligible employees receive benefits under the Company’s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return.
Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer’s contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund.
B. Gratuity and foreign pension
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
The Company’s obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method.
C. Superannuation
Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary.
b) Termination benefits
Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits.
c) Short-term benefits
Short-term employee benefit obligations such as cash bonus, management incentive plans or profit-sharing plans are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or management incentive plans or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
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
D. Others

•
Any change in scope or price is considered to be a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the stand-alone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the stand-alone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the stand-alone selling price.

•
The Company accounts for variable considerations like volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

•	Revenues are shown net of allowances / returns, sales tax, value added tax, goods and services tax and applicable discounts and allowances.

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

•
The Company may enter into arrangements with third-party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. If Company controls the good or service before it is transferred to the customer, Company is the principal; if not, the Company is the agent.

•
Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contract and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses.

(xv) Finance expenses
Finance expenses comprises interest cost on borrowings, lease liabilities and net defined benefit liability, gains or losses arising on re-measurement
of financial assets measured at FVTPL, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.
(xvi) Finance and other income
Finance and other income comprise interest income on deposits, dividend income, gains / (losses) on disposal of investments and net gain on translation or settlement of foreign currency borrowings. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.
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
New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)
The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the consolidated financial statements.
IFRS 9 – Annual Improvements to IFRS Standards—2018-2020
On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. The early adoption of amendments to IFRS 9 did not have any material impact on the consolidated financial statements.
Amendments to IAS 1 – Presentation of Financial Statements
On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. The early adoption of amendments to IAS 1 did not have any material impact on the consolidated financial statements.
Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The early adoption of amendments to IAS 8 did not have any material impact on the consolidated financial statements.

New amendments not yet adopted:
Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:
Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract
On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of amendments to IAS 37 is not expected to have any material impact on the consolidated financial statements.
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
The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements of the Company.
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

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)
Translation adjustment		5		100		303		25		(1)		432

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment (2)		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)
Translation adjustment		—		32		174		11		—		217

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through Business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment (2)		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

(1)	Including net carrying value of computer equipment and software amounting to ₹ 18,508 and ₹ 25,162, as at March 31, 2021 and 2022, respectively.
(2)	Includes impairment charge on certain software platforms amounting to ₹ Nil, ₹ 285 and ₹ Nil for the year ended March 31, 2020, 2021 and 2022, respectively.
5.
Right-of-Use
assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through Business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816

Net carrying value as at March 31, 2022									₹	18,870

*	Including net carrying value of computer equipment amounting to ₹ 8 and ₹ 6 as at March 31, 2021 and 2022, respectively.
The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2020		2021		2022
Interest expenses on lease liabilities	₹	914	₹	798	₹	894
Rent expense recognized under facility expenses pertaining to:
Leases of low-value assets		44		53		150
Leases with less than twelve months of lease term		2,085		1,876		2,392

	₹	3,043	₹	2,727	₹	3,436

Payments toward leases of
low-value
assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.
Income from subleasing RoU assets is not material.
The Company is committed to certain leases amounting to ₹ 1,657 which have not commenced as of March 31, 2022. The term of such leases ranges from 3
to 7 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities.
6. Goodwill and intangible assets
The movement in goodwill balance is given below:

	Year ended March 31,
	2021		2022
Balance at the beginning of the year	₹	131,012	₹	139,127
Translation adjustment		(1,357)		5,293
Acquisition through business combinations* (Refer to Note 7)		9,472		102,569

Balance at the end of the year	₹	139,127	₹	246,989

*
Acquisition through business combinations for the year ended March 31, 2021 and 2022 is after considering the
impact of
₹
 (72) and
₹
 116 towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2021 and 2022 has been allocated to the IT Services operating segment.
Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31,
CGUs	2021		2022
Americas 1	₹	64,573	₹	77,106
Americas 2		34,038		84,166
Europe		26,641		64,288
Asia Pacific Middle East Africa		13,875		21,429

	₹	139,127	₹	246,989

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
Based on the above testing, no impairment was identified as at March 31, 2021 and 2022, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.
The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations (Refer to Note 7)		2,460		828		3,288
Deductions/ a djustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(56)		(159)		(215)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		5,060		1,548		6,608
Deductions/ a djustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(142)		(116)		(258)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		27,834		9,814		37,648
Deductions/ a djustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment *		6,872		1,338		8,210
Deductions/ a djustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

*
During the year ended March 31, 2021, a change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge
₹
 1,879
for the year ended March 31, 2021 as part of amortization and impairment.

*
During the year ended March 31, 2021, due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of
₹
 795.

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2022, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period

Capco - customer-related intangible	₹	22,197	8.08 years
Capco - marketing-related intangible		7,477	9.08 years
Edgile, LLC		2,847	5.75 years
Ampion Holdings Pty Ltd		1,986	2.35 - 5.35 years
Vara Infotech Private Limited		1,596	4.5 - 7.5 years
Rational Interaction, Inc.		1,483	0.89 - 4.89 years
Eximius Design, LLC		1,313	1.9 - 5.4 years
4C NV		471	1.36 - 3.36 years
IVIA Serviços de Informática Ltda		332	3.37 years
International TechneGroup Incorporated		212	2.5 years
LeanSwift Solutions Inc.		148	0.75 - 2.25 years
Encore Theme Technologies Private Limited		117	1.7 - 3.71 years
Others		3,376	0.25 - 10.25 years

Total		43,555

7. Business combination
Summary of acquisitions during the year ended March 31, 2021 is given below:
During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration (upfront cash payout to acquire control and contingent consideration) of
₹
 13,801. These include:

a)	₹ 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“ IVIA ”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil.

b)	₹ 5,268 towards acquisition of 4C NV and its subsidiaries (“ 4C ”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East

c)
₹
 849 towards acquisition of Encore Theme Technologies Private Limited (“
ETT
”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and

d)
₹
 6,041 towards acquisition of Eximius Design, LLC and Eximius Design India Private Limited (“
Eximius
”) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design.

The following table presents the purchase price allocation:

Description	Purchase price allocated
Net assets	₹	1,285
Fair Value of Customer-related intangibles		2,460
Fair Value of Marketing-related intangibles		828
Deferred tax liabilities on intangible assets		(432)

Total	₹	4,141
Goodwill		9,660

Total purchase price	₹	13,801

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
₹
 460 is recorded as part of purchase price allocation.
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
₹
 196 is recorded as part of purchase price allocation.
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
₹
 1,637 is recorded as part of purchase price allocation.
Net assets acquired include
₹
 1,026 of cash and cash equivalents and trade receivables valued at
₹
 1,159.
The goodwill of
₹
 9,660 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the
United States of America.
The transaction costs of
₹
 175 related to the above acquisitions have been included in general and administrative expenses in the consolidated statement of income.
The
pro-forma
effects of these business combinations on the Company’s results were not material.
Summary of acquisitions during the year ended March 31, 2022 is given below:
During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a)
Capco and its subsidiaries (“Capco”)
, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end
global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of
₹
 109,530.

(b)
Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”)
, an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion’s product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of
₹
 9,102.

(c)
Edgile, LLC (“Edgile”)
, a
US-based
transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of
₹
 17,176.

(d)
LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”)
, a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of
₹
 1,606.

The following table presents the purchase price allocation:

Description	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	4,667	₹	1,235	₹	1,306	₹	199
Fair value of Customer-related intangibles		24,273		1,748		1,754		59
Fair value of Marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		—		(48)

Total	₹	27,640	₹	2,780	₹	4,220	₹	321
Goodwill		81,890		6,322		12,956		1,285

Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,606

Net Assets include:
Cash and cash equivalents	₹	4,278	₹	855	₹	907	₹	139
Fair value of acquired trade receivables included in net assets	₹	6,167	₹	1,074	₹	819	₹	205
Gross contractual amount of acquired trade receivables		6,181		1,074		819		221
Less: Allowance for lifetime expected credit loss		(14)		—		—		(16)
Transaction costs included in general and administrative expenses	₹	358	₹	49	₹	152	₹	88

The purchase price allocation for Edgile and LeanSwift is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.
The acquisition of Capco contributed revenues of
₹
 66,616 and profit after taxes of
₹
 4,336 for the Company during the year ended March 31, 2022. The other acquisitions completed during the year ended March 31,2022 contributed revenues of
₹
 6,114 and profit after taxes of
₹
 55.
If all the acquisitions during the year ended March 31, 2022, had been consummated on April 1, 2021, management estimates that consolidated revenues for the Company would have been
₹
 802,835 and the profit after taxes would have been
₹
 122,900 for the year ended March 31, 2022. The
pro-forma
amounts are not necessarily indicative of the actual or future results if the acquisition had been consummated on April 1, 2021.
The goodwill of
₹
 102,453 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the
United States of America.
The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between
₹
 Nil and
₹
 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is
₹
 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of
₹
 1,462 is recorded as part of provisional purchase price allocation.
Summary of acquisitions consummated after March 31, 2022

(a)
Convergence Acceleration Solutions, LLC (“CAS Group”)
is a
US-based
consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022 for total consideration (upfront cash to acquire control and contingent consideration) of
₹
 5,584.

The total consideration for the acquisition of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between
₹
 Nil and
₹
 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is
₹
 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of
₹
 1,662 is recorded as part of provisional purchase price allocation.
The following table presents the provisional purchase price allocation:

Description	CAS Group
Net assets	₹	554
Fair value of Customer-related intangibles		1,614

Total	₹	2,168
Goodwill		3,416

Total purchase price	₹	5,584

Net assets acquired include
₹
 127 of cash and cash equivalents and trade receivables valued at
₹
 453.
The goodwill of
₹
 3,416 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is deductible for income tax purposes in the United States of America.

(b)
Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”)
—On May 20, 2022, the Company acquired 100% equity interests in Rizing, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management for a total cash consideration of
₹
 44,622. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia.

The initial accounting is incomplete at the time these consolidated financial statements are authorized for issue and the fair value remeasurement of the assets (including trade receivables) and liabilities, and the provisional purchase price allocation pursuant to IFRS 3 are being assessed by an independent expert and are still on-going.
8. Investments

	As at March 31,
	2021		2022
Non-current
Financial instruments at FVTPL
Equity instruments	₹	—	₹	1,976
Fixed maturity plan mutual funds		—		513
Financial instruments at FVTOCI
Equity instruments		10,572		14,963
Financial instruments at amortized cost
Inter corporate and term deposits *		4		1,657

	₹	10,576	₹	19,109
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	23,502	₹	15,550
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		131,382		204,839
Financial instruments at amortized cost
Inter corporate and term deposits*		20,823		21,266

	₹	175,707	₹	241,655

Total	₹	186,283	₹	260,764

* These deposits earn a fixed rate of interest. Term deposits include non-current
and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to
₹
 Nil and
₹
 654, respectively (March 31, 2021: Term deposits
non-current
of
₹
 4 and Term deposits current of
₹
 615).
Investments accounted for using the equity method
The Company has no material associates as at March 31, 2021 and 2022.
During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“
Denim Group
”), accounted for using the equity method. Refer to Note 26 for additional information.
The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2020		2021		2022
Carrying amount of the Company’s interest in associates accounted for using the equity method	₹	1,383	₹	1,464	₹	774

	For the year ended March 31,
	2020		2021		2022
Company’s share of net profit / (loss) of associates accounted for using the equity method in consolidated statement of income	₹	29	₹	130	₹	57

Details of investments in equity instruments- classified as
FVTOCI

	Carrying value
	As at March 31,
Particulars	2021		2022
Non-current
Tricentis Corporation	₹	674	₹	2,698
YugaByte, Inc.		494		1,993
TLV Partners, L.P.		804		1,209
Vectra Networks, Inc		562		1,064
CyCognito Ltd.		216		977
TLV Partners II, L.P.		295		774
Immuta, Inc.		714		740
Incorta , Inc.		512		712
Harte Hanks Inc.		319		575
B Capital Fund II, L.P.		220		493
Work-Bench Ventures II-A, LP		170		413
Tradeshift Inc.		367		379
Boldstart Ventures IV, L.P.		156		379
Vicarious FPC, Inc.		309		321
Boldstart Opportunities II, L.P.		79		296
Glilot Capital Partners III L.P.		87		289
TLV Partners III, L.P.		73		288
Avaamo Inc.		252		261
Vulcan Cyber Ltd.		219		227
Sealights Technologies Ltd.		146		182
Netspring Data, Inc.		—		152
Headspin Inc.		140		145
Moogsoft (Herd) Inc.		179		133
Squadcast, Inc.		—		91
Wep Peripherals Ltd.		60		60
Wep Solutions Limited		26		41
Work-Bench Ventures III-A, LP		11		33
Altizon Systems Private Limited		38		19
Drivestream India Private Limited		19		19
CloudKnox Security Inc.		146		—
IntSights Cyber Intelligence Limited		620		—
Ensono Holdings, LLC		2,665		—

Total	₹	10,572	₹	14,963

Details of investments in equity instruments- classified as FVTPL

	Carrying value
	As at March 31,
Particulars	2021		2022
Non-current
Lilt, Inc.	₹	—	₹	378
YugaByte, Inc.		—		357
CyCognito Ltd.		—		227
Nexus Ventures VI, L.P.		—		189
Functionize, Inc.		—		152
vFunction Inc.		—		152
SYN Ventures Fund LP		—		118
Sealights Technologies Ltd .		—		114
Incorta , Inc.		—		90
TLV Partners IV, L.P.		—		60
Boldstart Opportunities III, L.P.		—		55
Sorenson Ventures, L.P.		—		42
Glilot Capital Partners IV, L.P		—		32
Altizon Systems Private Limited		—		10
Total	₹	—	₹	1,976

9. Trade receivables

	As at March 31,
	2021		2022
Trade receivables	₹	109,733	₹	130,283
Allowance for lifetime expected credit loss		(11,077)		(10,299)

	₹	98,656	₹	119,984

Non-current		4,358		4,765
Current		94,298		115,219

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2021		2022
Balance at the beginning of the year	₹	13,937	₹	11,077
Additions / (write-back), net (Refer to Note 25)		1,506		(797)
Charged against allowance		(4,381)		(76)
Translation adjustment		15		95

Balance at the end of the year	₹	11,077	₹	10,299

10. Inventories

	As at March 31,
	2021		2022
Stores and spare parts	₹	127	₹	28
Finished and traded goods		937		1,306

	₹	1,064	₹	1,334

11. Cash and cash equivalents

	As at March 31,
	2020		2021		2022
Cash and bank balances	₹	34,087	₹	68,842	₹	61,882
Demand deposits with banks *		110,412		100,951		41,954

	₹	144,499	₹	169,793	₹	103,836

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31,
	2020		2021		2022
Cash and cash equivalents (as above)	₹	144,499	₹	169,793	₹	103,836
Bank overdrafts		(395)		(130)		(3)

	₹	144,104	₹	169,663	₹	103,833

12. Other financial assets

	As at March 31,
	2021		2022
Non-current
Security deposits	₹	1,477	₹	1,396
Interest receivables		1,139		—
Finance lease receivables		3,144		4,262
Others		328		426

	₹	6,088	₹	6,084
Current
Security deposits	₹	1,149	₹	1,513
Dues from officers and employees		411		1,301
Interest receivables		1,628		1,835
Finance lease receivables		3,438		5,065
Deposit in interim dividend account		—		27,410
Others		619		5,790

	₹	7,245	₹	42,914

	₹	13,333	₹	48,998

Finance lease receivables
Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,
	2021		2022		2021		2022
Not later than one year	₹	3,636	₹	5,223	₹	3,438	₹	5,065
Later than one year but not later than five years		3,264		4,504		3,144		4,262

Gross investment in lease		6,900		9,727		6,582		9,327
Less: Unearned finance income		(318)		(400)		—		—

Present value of minimum lease payment receivables	₹	6,582	₹	9,327	₹	6,582	₹	9,327

Non-current						3,144		4,262
Current						3,438		5,065

13. Other assets

	As at March 31,
	2021		2022
Non-current
Prepaid expenses	₹	3,417	₹	7,079
Costs to obtain contract *		3,413		3,128
Costs to fulfil contract **		337		295
Others (Refer to Note 35)		8,768		4,324

	₹	15,935	₹	14,826
Current
Prepaid expenses	₹	12,121	₹	15,839
Dues from officers and employees		105		251
Advance to suppliers		3,199		3,179
Balance with GST and other authorities		7,903		7,566
Costs to obtain contract *		759		820
Costs to fulfil contract **		53		55
Others		783		1,223

	₹	24,923	₹	28,933

	₹	40,858	₹	43,759

*	Costs to obtain contract amortization of ₹ 1,237, ₹ 1,257 and ₹ 902 during the year ended March 31, 2020, 2021 and 2022 respectively.

**	Costs to fulfil contract amortization of ₹ Nil, ₹ Nil and ₹ 54 during the year ended March 31, 2020, 2021 and 2022 respectively.
14. Loans, borrowings and bank overdrafts

	As at March 31,
	2021		2022
Non-current
Unsecured Notes 2026 *	₹	—	₹	56,403
Borrowings from banks		7,310		—
Loans from institutions other than banks		148		60

	₹	7,458	₹	56,463

Current
Bank overdrafts	₹	130	₹	3
Borrowings from Banks		75,585		95,143
Loans from institutions other than banks		159		87

	₹	75,874	₹	95,233

	₹	83,332	₹	151,696

*
On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The Notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of
₹
 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited
(SGX-ST).

Short-term loans, borrowings and bank overdrafts

The
 Company had loans, borrowings and bank overdrafts amounting to
₹

60,363
and
₹

95,146
, as at March 31, 2021 and 2022, respectively. The

principal source of borrowings from banks as at March 31, 2022 primarily consists of lines of credit of approximately
₹
 86,873, U.S. Dollar

(US$)
713
 million, Canadian Dollar (CAD)
10
 million, Saudi Riyal (SAR)
140
 million, Euro (EUR)
18
 million, Pound Sterling (GBP)
7

million, Bahraini Dinar (BHD) 1 million, Australian Dollar
 (AUD $)
90

million, UAE Dirham (AED) 3 million, Thai Baht (THB) 5 million and Indonesian Rupiah (IDR)

290

million from bankers for working capital requirements and other short-term needs.
As at March 31, 2022, the Company has unutilized lines of credit aggregating ₹ 10,223, US$ 563 million, CAD
 10 million, SAR 40 million, EUR 18 million, GBP 7
million, BHD 1 million, AED

3
million, THB 5 million and IDR
 290
million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.
Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.
Long-term loans and borrowings

	As at March 31, 2021			As at March 31, 2022
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Final maturity
Unsecured Notes 2026
U.S. Dollar (US$)	—		—	744		56,403	June-26
Unsecured loans
U.S. Dollar (US$)	310		22,671	—		—
Canadian Dollar (CAD)	^		10	—		—
Indian Rupee (INR)	—		240	—		141	March-24
Australian Dollar (AUD)	^		26	—		—
Pound Sterling (GBP)	^		12	—		—
Euro (EUR)	^		10	^		6	April-23

		₹	22,969		₹	56,550

Non-current portion of long-term loans and borrowings			7,458			56,463
Current portion of long-term loans and borrowings			15,511			87

^	Value is less than 1
Interest expense on
loans
, borrowings and bank
overdrafts
was
₹
3,166,
₹
1,897, and
₹
3,261 for the year ended March 31, 2020, 2021 and 2022, respectively.
Cash and
non-cash
changes in liabilities arising from financing activities:

							Non-cash changes
	April 1, 2020		Cash flow		Issue expenses on Notes		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2021
Borrowings	₹	77,647	₹	6,212	₹	—	₹	—	₹	—	₹	(657)	₹	83,202
Bank overdrafts		395		(265)		—		—		—		—		130
Lease Liabilities		19,198		(8,660)		—		10,404		—		240		21,182

	₹	97,240		₹ (2,713)	₹	—	₹	10,404	₹	—	₹	(417)	₹	104,514

							Non-cash changes
	April 1, 2021		Cash flow		Issue expenses on Notes		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2022
Borrowings	₹	83,202	₹	68,310	₹	(298)	₹	—	₹	77	₹	402	₹	151,693
Bank overdrafts		130		(127)		—		—		—		—		3
Lease Liabilities		21,182		(9,730)		—		12,532		—		249		24,233

	₹	104,514	₹	58,453	₹	(298)	₹	12,532	₹	77	₹	651	₹	175,929

Non-fund based
The Company has non-fund based revolving credit facilities in various currencies equivalent to
₹
 56,421 and
₹
48,369, as at March 31, 2021 and 2022, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2021, and 2022, an amount of
₹
39,293, and
₹
31,276, respectively, was unutilized out of these non-fund based facilities.
15. Trade payables and accrued expenses

	As at March 31,
	2021		2022
Trade payables	₹	23,232	₹	28,683
Accrued expenses		53,280		70,351

	₹	76,512	₹	99,034

16. Other financial liabilities

	As at March 31,
	2021		2022
Non-current
Contingent consideration (Refer to Note 19)		2,158		2,423
Advance from customers		123		—
Cash Settled ADS RSUs	₹	7	₹	2
Deposits and others		3		536

	₹	2,291	₹	2,961
Current
Contingent consideration (Refer to Note 19)		135		1,906
Advance from customers		496		1,582
Cash Settled ADS RSUs	₹	24	₹	18
Interim dividend payable		—		27,337
Deposits and others		815		2,267

	₹	1,470	₹	33,110

	₹	3,761	₹	36,071

17. Other liabilities

	As at March 31,
	2021		2022
Non-current
Employee benefits obligations	₹	3,055	₹	2,720
Others		4,780		4,851

	₹	7,835	₹	7,571
Current
Statutory and other liabilities	₹	9,266	₹	10,933
Employee benefits obligations		14,401		15,310
Advance from customers		362		629
Others		523		522

	₹	24,552	₹	27,394

	₹	32,387	₹	34,965

18. Provisions

	As at March 31,
	2021		2022
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1
Current
Provision for warranty	₹	213	₹	294
Provision for onerous contracts*		2,358		1,946
Others		463		531

	₹	3,034	₹	2,771

	₹	3,036	₹	2,772

*
For the year ended March 31, 2021, provision for onerous contracts was included under Trade payables and accrued expenses in the statement of financial position and has been reclassified under Provisions.

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2021								Year ended March 31, 2022
	Provision for warranty		Provision for onerous contracts		Others		Total		Provision for warranty		Provision for onerous contracts		Others		Total
Balance at the beginning of the year	₹	319	₹	1,841	₹	295	₹	2,455	₹	215	₹	2,358	₹	463	₹	3,036
Additional provision during the year		245		1,122		270		1,637		307		1,080		191		1,578
Utilized/written-back during the year		(349)		(605)		(102)		(1,056)		(227)		(1,492)		(123)		(1,842)

Balance at the end of the year	₹	215	₹	2,358	₹	463	₹	3,036	₹	295	₹	1,946	₹	531	₹	2,772

Provision for
warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years.
Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.
Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.
19. Financial instruments

	As at March 31,
	2021		2022
Financial Assets:
Cash and cash equivalents	₹	169,793	₹	103,836
Investments
Financial instruments at FVTPL		23,502		18,039
Financial instruments at FVTOCI		141,954		219,802
Financial instruments at Amortized cost		20,827		22,923

Other financial assets
Trade receivables		98,656		119,984
Unbilled receivables		27,124		60,809
Other assets		13,333		48,998
Derivative assets		4,080		3,038

	₹	499,269	₹	597,429

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses	₹	76,512	₹	99,034
Lease liabilities		21,182		24,233
Other liabilities		3,761		36,071
Loans, borrowings and bank overdrafts		83,332		151,696
Derivative liabilities		1,070		633

	₹	185,857	₹	311,667

Offsetting financial assets and liabilities
The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized other financial assets presented in the statement of financial position
As at March 31, 2021	₹	146,709	₹	(7,596)	₹	139,113
As at March 31, 2022	₹	239,897	₹	(10,106)	₹	229,791

	Financial liabilities
	Gross amounts of recognized trade payables and other payables		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized trade payables and other payables presented in the statement of financial position

As at March 31, 2021	₹	87,869	₹	(7,596)	₹	80,273
As at March 31, 2022	₹	145,211	₹	(10,106)	₹	135,105

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
non-current
liabilities.
The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and 2022, the carrying value of such receivables, net of allowances approximates the fair value.
Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible
debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.
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
Level
 3
– Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).
There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2022.
The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2021								As at March 31, 2022
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,998	₹	—	₹	2,998	₹	—	₹	2,242	₹	—	₹	2,242	₹	—
Others		1,082		—		1,082		—		796		—		796		—
Investments:
Short-term mutual funds		23,502		23,502		—		—		15,550		15,550		—		—
Fixed maturity plan mutual funds		—		—		—		—		513		—		513		—
Equity instruments		10,572		26		319		10,227		16,939		41		574		16,324
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		131,382		2,217		129,165		—		204,839		1,251		203,588		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(816)	₹	—	₹	(816)	₹	—	₹	(299)	₹	—	₹	(299)	₹	—
Others		(254)		—		(254)		—		(334)		—		(334)		—
Contingent consideration		(2,293)		—		—		(2,293)		(4,329)		—		—		(4,329)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.
Derivative instruments (assets and liabilities):
The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.
Investment in
non-convertible
debentures, government securities, commercial papers, certificate of deposits and bonds:
Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in equity instruments and fixed maturity plan mutual funds:
Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.
The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.
Investment in equity instruments:
Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at March 31,
Investment in equity instruments	2021		2022
Balance at the beginning of the year	₹	9,178	₹	10,227
Additions		1,575		3,973
Disposals		(1,256)		(7,697)
Transfers out of level 3		(27)		—
Unrealized gain recognized in statement of income (Refer to Note 2 8 )		—		40
Gain recognized in other comprehensive income		1,009		9,423
Translation adjustment		(252)		358

Balance at the end of the year	₹	10,227	₹	16,324

	As at March 31,
Contingent consideration	2021		2022
Balance at the beginning of the year	₹	—	₹	(2,293)
Additions		(2,293)		(2,533)
Reversals		—		468
Payouts		—		309
Finance expense recognized in statement of income		(25)		(117)
Translation adjustment		25		(163)

Balance at the end of the year	₹	(2,293)	₹	(4,329)
During the year ended March 31, 2021, as a result of acquisition by another investor, the Company sold its shares in CloudGenix and Emailage Corp at a fair value of
₹
 1,256 and recognized a cumulative gain of
₹
 884 in other comprehensive income.
During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of
₹
 7,573 and recognized a cumulative gain of
₹
 2,848 in other comprehensive income.

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
by the counterparty as
non-material.
The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at March 31,
	2021				2022
	Notional		Fair value		Notional		Fair value
Designated derivative instruments

Sell: Forward contracts	USD	1,577	₹	2,293	USD	1,413	₹	509
	€	109	₹	114	€	191	₹	668
	£	96	₹	(254)	£	173	₹	645
	AUD	103	₹	(246)	AUD	170	₹	(217)
Range forward option contracts	USD	138	₹	385	USD	493	₹	217
	€	20	₹	24	€	6	₹	8
	£	55	₹	(116)	£	28	₹	119
	AUD	34	₹	(18)	AUD	11	₹	(6)

Non-designated derivative instruments
Sell: Forward contracts *	USD	1,638	₹	480	USD	1,452	₹	536
	€	99	₹	202	€	109	₹	1
	£	104	₹	98	£	91	₹	81
	AUD	29	₹	11	AUD	47	₹	(122)
	SGD	9	₹	5	SGD	4	₹	(1)
	ZAR	22	₹	(1)	ZAR	8	₹	^
	CAD	30	₹	3	CAD	47	₹	(25)
	SAR	137	₹	(1)	SAR	33	₹	(1)
	PLN	8	₹	2	PLN	14	₹	(2)
	CHF	10	₹	13	CHF	5	₹	(5)
	QAR	15	₹	(6)	QAR	11	₹	(4)
	TRY	47	₹	42	TRY	30	₹	6
	NOK	4	₹	^	NOK	13	₹	(3)
	OMR	2	₹	(1)	OMR	2	₹	^
	SEK	42	₹	10	SEK	17	₹	(2)
	JPY	370	₹	6	JPY	513	₹	20
	DKK	—	₹	—	DKK	2	₹	^
Buy: Forward contracts	SEK	37	₹	(15)	SEK	22	₹	2
	DKK	45	₹	(12)	DKK	16	₹	(2)
	CHF	2	₹	(6)	CHF	2	₹	(1)
	RMB	30	₹	(2)	RMB	—	₹	—
	AED	9	₹	^	AED	26	₹	^
	JPY	—	₹	—	JPY	447	₹	(18)
	CNH	—	₹	—	CNH	11	₹	^
	NOK	—	₹	—	NOK	12	₹	(1)
Interest Rate Swaps	INR	—	₹	—	INR	4,750	₹	3

			₹	3,010			₹	2,405

*	USD 1,638 and USD 1,452 includes USD/PHP sell forward of USD 244 and USD 86 as at March 31, 2021 and 2022, respectively.
^	Value is less than ₹ 1
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
The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2021		2022
Balance as at the beginning of the year	₹	(2,876)	₹	2,182

Changes in fair value of effective portion of derivatives		4,753		3,943
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions *		305		(4,182)

Gain/(loss) on cash flow hedging derivatives, net	₹	5,058	₹	(239)

Balance as at the end of the year		2,182		1,943
Deferred tax thereon		(452)		(466)

Balance as at the end of the year, net of deferred ta x	₹	1,730	₹	1,477

*
Includes net (gain)/loss reclassified to revenue of
₹
 58 and
₹
 (4,979) for the year ended March 31, 2021 and 2022, respectively and net (gain)/loss reclassified to cost of revenues of
₹
 247 and
₹
 797 for the year ended March 31, 2021 and 2022, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2022 are expected to occur and be reclassified to the consolidated statement of income over a period of one year.
As at March 31, 2021 and 2022 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets
From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2020, 2021 and 2022 is not material.
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
Foreign currency risk
The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations.

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
As at March 31, 2022, a
₹
 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately
₹
 3,159 (consolidated statement of income
₹
 1,366 and other comprehensive income
₹
 1,793) decrease in the fair value, and a
₹
 1 decrease would result in approximately
₹
 3,165 (consolidated statement of income
₹
 1,366 and other comprehensive income
₹
 1,799) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from
non-derivative
financial instruments as at March 31, 2021 and 2022:

	As at March 31, 2021
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	33,421	₹	9,094	₹	9,334	₹	4,101	₹	1,436	₹	4,196	₹	61,582
Unbilled receivables		9,255		1,681		1,740		803		283		821		14,583
Contract assets		5,111		1,121		2,755		838		102		536		10,463
Cash and cash equivalents		11,838		1,385		2,052		765		1,876		2,728		20,644
Other assets		73,212		3,981		9,116		2		891		3,479		90,681
Lease Liabilities		(3,800)		(2,684)		(1,575)		(202)		(117)		(1,548)		(9,926)
Trade payables, accrued expenses and other liabilities		(23,187)		(3,569)		(4,370)		(1,415)		(350)		(2,622)		(35,513)

Net assets/ (liabilities)	₹	105,850	₹	11,009	₹	19,052	₹	4,892	₹	4,121	₹	7,590	₹	152,514

	As at March 31, 2022
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies #		Total
Trade receivables	₹	34,969	₹	9,429	₹	10,016	₹	4,455	₹	1,711	₹	4,078	₹	64,658
Unbilled receivables		22,003		3,928		3,522		2,159		872		2,335		34,819
Contract assets		4,239		3,417		3,968		1,194		168		957		13,943
Cash and cash equivalents		13,603		2,808		966		537		1,936		2,649		22,499
Other assets		44,559		3,980		354		519		626		1,319		51,357
Lease Liabilities		(3,813)		(3,449)		(958)		(189)		(83)		(1,420)		(9,912)
Trade payables, accrued expenses and other liabilities		(28,907)		(9,087)		(9,784)		(1,725)		(663)		(6,193)		(56,359)

Net assets/ (liabilities)	₹	86,653	₹	11,026	₹	8,084	₹	6,950	₹	4,567	₹	3,725	₹	121,005

#	Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirhams etc.

As at March 31, 2021 and 2022, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately
₹
 1,525 and
₹
 1,210, respectively.
Interest rate risk
Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2022, additional net annual interest expense on floating rate borrowing would amount to approximately
₹
 951.
Credit risk
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2021 and 2022, or revenues for the year ended March 31, 2020, 2021 and 2022. There is no significant concentration of credit risk.

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
Liquidity risk
Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2022, cash and cash equivalents are held with major banks and financial institutions.
The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2021
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total

Loans, borrowings and bank overdrafts *	₹	83,332	₹	77,609	₹	166	₹	7,441	₹	—	₹	85,216
Lease Liabilities *		21,182		8,398		6,317		6,017		2,091		22,823
Trade payables and accrued expenses		76,512		76,512		—		—		—		76,512
Derivative liabilities		1,070		1,070		—		—		—		1,070
Other liabilities #		3,761		1,473		1,330		1,077		—		3,880

	As at March 31, 2022
	Carrying value		Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total
Loans, borrowings and bank overdrafts *	₹	151,696	₹	97,693	₹	912	₹	1,706	₹	57,261	₹	157,572
Lease Liabilities *		24,233		9,872		6,947		6,913		2,344		26,076
Trade payables and accrued expenses		99,034		99,034		—		—		—		99,034
Derivative liabilities		633		585		10		38		—		633
Other liabilities #		36,071		33,126		2,833		220		—		36,179

*	Includes future cash outflow towards estimated interest on borrowings and lease liabilities.
#	Includes future cash outflow towards estimated interest on contingent consideration
The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2021		2022
Cash and cash equivalents	₹	169,793	₹	103,836
Investments—Current		175,707		241,655
Loans, borrowings and bank overdrafts		(83,332)		(151,696)

	₹	262,168	₹	193,795

20. Foreign currency translation reserve and Other reserves
The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2021		2022
Balance at the beginning of the year	₹	23,539	₹	22,936
Translation difference related to foreign operations, net		(603)		4,072
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		—		(158)

Balance at the end of the year	₹	22,936	₹	26,850

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve

As at April 1, 2019	₹	(70)	₹	1,164	₹	(562)	₹	1
Other comprehensive income		(1,050)		1,222		724		—
Buyback of equity shares		—		—		—		646
As at March 31, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647

As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		223		1,851		1,216		—
Buyback of equity shares		—		—		—		475
As at March 31, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122

As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		399		(1,219)		8,710		—
As at March 31, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
21. Income taxes

	Year ended March 31,
	2020		2021		2022
Income tax expense as per the consolidated statement of income	₹	24,799	₹	30,345	₹	28,946
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(230)		226		242
Gains/(losses) on cash flow hedging derivatives		(1,165)		1,013		14
Remeasurements of the defined benefit plans		(196)		111		3

	₹	23,208	₹	31,695	₹	29,205

Income tax expense consists of the following:

	Year ended March 31,
	2020		2021		2022
Current taxes
Domestic	₹	18,437	₹	19,773	₹	29,862
Foreign		5,887		6,292		2,553

		24,324		26,065		32,415
Deferred taxes
Domestic		1,624		3,982		(635)
Foreign		(1,149)		298		(2,834)

		475		4,280		(3,469)

	₹	24,799	₹	30,345	₹	28,946

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2020		2021		2022

Profit before tax	₹	122,512	₹	139,007	₹	151,275
Enacted income tax rate in India		34.94%		34.94%		34.94%

Computed expected tax expense		42,806		48,569		52,855
Effect of:
Income exempt from tax		(12,930)		(12,697)		(17,503)
Basis differences that will reverse during a tax holiday period		480		(2,268)		1,348
Income taxed at higher / (lower) rates		(3,122)		(2,381)		(5,649)
Taxes related to prior years		(116)		(3,861)		(5,499)
Changes in unrecognized deferred tax assets		(3,898)		1,096		669
Expenses disallowed for tax purpose		1,785		1,879		2,898
Others, net		(206)		8		(173)

Income tax expense	₹	24,799	₹	30,345	₹	28,946

Effective income tax rate		20.24%		21.83%		19.13%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2021		2022
Carry forward losses *	₹	1,637	₹	2,144
Trade payables, accrued expenses and other liabilities		5,115		6,103
Allowances for lifetime expected credit loss		3,208		2,987
Contract asset		91		—
Others		90		53

		10,141		11,287

Property, plant and equipment		(1,268)		(1,058)
Amortizable goodwill		(2,065)		(3,285)
Intangible assets		(1,249)		(9,645)
Interest income and fair value movement of investments		(1,582)		(1,067)
Cash flow hedges		(452)		(466)
Contract liabilities		—		(60)
Special Economic Zone Re-investment Reserve		(6,494)		(5,549)

		(13,110)		(21,130)

Net deferred tax assets/(liabilities)	₹	(2,969)	₹	(9,843)
Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	1,664	₹	2,298
Deferred tax liabilities	₹	(4,633)	₹	(12,141)

*	Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.
Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2020	As at April 1, 2019		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		On account of business combination		As at March 31, 2020

Carry forward losses	₹	3,149	₹	(1,287)	₹	182	₹	—	₹	2,044
Trade payables, accrued expenses and other liabilities		3,713		1,033		248		—		4,994
Allowances for lifetime expected credit loss		4,521		(591)		(9)		—		3,921
Minimum alternate tax		—		3,425		—		—		3,425
Property, plant and equipment		(1,840)		1,150		4		—		(686)
Amortizable goodwill		(1,899)		(92)		(175)		—		(2,166)
Intangible assets		(2,295)		1,021		(90)		(177)		(1,541)
Interest income and fair value movement of investments		(1,455)		599		230		—		(626)
Cash flow hedges		(604)		—		1,165		—		561
Contract asset / (Contract liabilities)		(289)		285		(7)		—		(11)
Special Economic Zone Re-investment Reserve		(1,132)		(5,482)		—		—		(6,614)
Others		318		(536)		97		—		(121)

Total	₹	2,187	₹	(475)	₹	1,645	₹	(177)	₹	3,180

Movement during the year ended March 31, 2021	As at April 1, 2020		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		Others		As at March 31, 2021
Carry forward losses	₹	2,044	₹	(230)	₹	(22)	₹	(155)	₹	1,637
Trade payables, accrued expenses and other liabilities		4,994		279		(171)		13		5,115
Allowances for lifetime expected credit loss		3,921		(734)		21		—		3,208
Minimum alternate tax		3,425		(3,425)		—		—		—
Property, plant and equipment		(686)		(649)		66		1		(1,268)
Amortizable goodwill		(2,166)		34		67		—		(2,065)
Intangible assets		(1,541)		759		(55)		(412)		(1,249)
Interest income and fair value movement of investments		(626)		(730)		(226)		—		(1,582)
Cash flow hedges		561		—		(1,013)		—		(452)
Contract asset / (Contract liabilities)		(11)		101		4		(3)		91
Special Economic Zone Re-investment Reserve		(6,614)		120		—		—		(6,494)
Others		(121)		195		16		—		90

Total	₹	3,180	₹	(4,280)	₹	(1,313)	₹	(556)	₹	(2,969)

Movement during the year ended March 31, 2022	As at April 1, 2021		Credit/(charge) in the consolidated statement of income		Credit/(charge) in other comprehensive income *		On account of business combinations and others		As at March 31, 2022
Carry forward losses	₹	1,637	₹	1,083	₹	101	₹	(677)	₹	2,144
Trade payables, accrued expenses and other liabilities		5,115		363		41		584		6,103
Allowances for lifetime expected credit loss		3,208		(248)		27		—		2,987
Property, plant and equipment		(1,268)		289		(30)		(49)		(1,058)
Amortizable goodwill		(2,065)		(1,129)		(91)		—		(3,285)
Intangible assets		(1,249)		1,910		(212)		(10,094)		(9,645)
Interest income and fair value movement of investments		(1,582)		424		(245)		336		(1,067)
Cash flow hedges		(452)		—		(14)		—		(466)
Contract asset / (Contract liabilities)		91		(205)		7		47		(60)
Special Economic Zone Re-investment Reserve		(6,494)		945		—		—		(5,549)
Others		90		37		(98)		24		53

Total	₹	(2,969)	₹	3,469	₹	(514)	₹	(9,829)	₹	(9,843)

*	Includes impact of foreign currency translat ion.
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
Deferred tax asset amounting to
₹
 8,676 and
₹
 8,017 as at March 31, 2021 and 2022, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of
₹
 31,993 and
₹
 32,117 as at March 31, 2021 and 2022, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately,
₹
 17,691, and
₹
 29,993 as at March 31, 2021 and 2022, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately
₹
 14,302 and
₹
 2,124 as at March 31, 2021 and 2022, respectively, expires in various years through fiscal year 2038
.
The Company has recognized deferred tax assets of
₹
 1,637 and
₹
 2,144 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2021 and 2022, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.
We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the statement of financial position for the years ended March 31, 2021 and 2022. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off
against future tax liabilities computed under normal tax provisions.
A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five

years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment.
New

Special Economic Zone
units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fisc al
2034-35.
The impact of tax holidays has resulted in a decrease of current tax expense o
f
₹
 11,963,
₹
 11,458 and
₹
 16,483
for the years ended March 31, 2020, 2021 and 2022, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2020, 2021 and 2022 wa
s
₹
 2.05,
₹
 2.03, and
₹
 3.02, respectively.
Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to
₹
 59,793 and
₹
 94,029 as at March 31, 2021 and 2022, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.
22. Dividends and Buyback of equity shares
The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.
The cash dividends paid per equity share were
₹
 1,
₹
 1 and
₹
 1, during the years ended March 31, 2020, 2021 and 2022, respectively, including an interim dividend of
₹
 1,
₹
 1 and
₹
 1 for the year ended March 31, 2020, 2021 and 2022, respectively.
The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of
₹
 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of
₹
 2/-). Consequently, the Company has recorded a liability of
₹
 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022.
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
The capital structure as at March 31, 2021 and 2022 was as follows:

	As at March 31,
	2021		2022		% Change
Equity attributable to the equity shareholders of the Company	₹	553,095	₹	658,158	19.0%

As percentage of total capital		84%		79%
Current loans, borrowings and bank overdrafts		75,874		95,233
Non-current long-term loans and borrowings		7,458		56,463
Lease liabilities		21,182		24,233

Total loans, borrowings and bank overdrafts and lease liabilities	₹	104,514	₹	175,929	68.3%
As percentage of total capital		16%		21%

Total capital	₹	657,609	₹	834,087	26.8%

Loans and borrowings represent 16% and 21% of total capital as at March 31, 2021 and 2022, respectively. The Company is not subjected to any externally imposed capital requirements.
24. Revenue
A. Contract Assets and Liabilities
The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.
A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the Company recognizes a receivable for revenues related to time and materials contracts or volume based contracts. The Company presents such receivables as part of unbilled receivables at their net estimated realizable value. The same is tested for impairment as per the guidance in IFRS 9 using expected credit loss method.
Contract liabilities
:
During the year ended March 31, 2021 and March 31, 2022, the Company recognized revenue of
₹
 16,082 and
₹
 18,880 arising from contract liabilities as at March 31, 2020 and March 31, 2021 respectively.
Contract assets:
During the year ended March 31, 2021 and March 31, 2022,
₹
 15,101 and
₹
 13,944 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones.
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
As at March 31, 2020, 2021 and 2022, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹
360,033,
 ₹ 384,881 and ₹ 328,191, respectively of which approximately
 62%, 59% and 59% respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C. Disaggregation of Revenue
The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 34 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	—	₹	7,950	₹	598,550
Sale of products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,151	₹	106,694	₹	53,869	₹	20,659	₹	183,373
Health		63,435		105		10,090		4,167		77,797
Consumer		67,980		2,054		16,030		10,448		96,512
Communications		8,061		1,048		7,753		16,794		33,656
Energy, Natural Resources and Utilities		418		26,024		29,854		19,661		75,957
Manufacturing		349		23,548		20,324		3,639		47,860
Technology		32,924		20,931		18,678		2,912		75,445

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

C. Revenue by nature of contract
Fixed price and volume based	₹	96,876	₹	108,665	₹	104,165	₹	53,220	₹	362,926	₹	—	₹	6,404	₹	369,330
Time and materials		78,442		71,739		52,433		25,060		227,674		—		1,546		229,220
Products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	—	₹	8,912	₹	611,767
Sale of products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	103,040	₹	56,275	₹	23,228	₹	185,152
Health		64,397		18		12,390		4,789		81,594
Consumer		68,258		2,306		17,731		10,544		98,839
Communications		6,252		1,112		8,247		15,512		31,123
Energy, Natural Resources and Utilities		426		27,405		31,271		19,717		78,819
Manufacturing		265		23,350		22,339		3,024		48,978
Technology		35,180		21,689		16,245		5,236		78,350

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

C. Revenue by nature of contract
Fixed price and volume based	₹	98,868	₹	110,143	₹	108,591	₹	54,519	₹	372,121	₹	—	₹	7,166	₹	379,287
Time and materials		78,519		68,777		55,907		27,531		230,734		—		1,746		232,480
Products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	—	₹	7,295	₹	784,761
Sale of products										—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	144,076	₹	93,039	₹	30,048	₹	269,772
Health		73,542		127		13,975		3,407		91,051
Consumer		89,824		2,589		31,718		12,310		136,441
Communications		9,387		1,207		12,952		15,035		38,581
Energy, Natural Resources and Utilities		712		36,413		38,421		19,038		94,584
Manufacturing		199		26,662		23,220		3,197		53,278
Technology		40,570		27,049		18,696		7,444		93,759

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

C. Revenue by nature of contract
Fixed price and volume based	₹	121,656	₹	131,975	₹	139,031	₹	56,104	₹	448,766	₹	—	₹	5,789	₹	454,555
Time and materials		95,187		106,148		92,990		34,375		328,700		—		1,506		330,206
Products										—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

25. Expenses by nature

	Year ended March 31,
	2020		2021		2022
Employee compensation	₹	326,571	₹	332,371	₹	450,075
Sub-contracting and technical fees		90,521		83,609		108,589

Cost of hardware and software		11,491		7,684		6,431
Travel		18,169		5,258		7,320
Facility expenses		19,733		20,255		25,269
Depreciation, amortization and impairment *		20,862		27,656		30,911
Communication		4,812		6,069		5,760
Legal and professional fees		4,733		5,561		7,561
Rates, taxes and insurance		3,004		3,475		4,548
Marketing and brand building		2,532		1,011		2,010
Lifetime expected credit loss/ (write-back)		1,043		1,506		(797)
Miscellaneous expenses **		5,344		4,836		9,512

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	508,815	₹	499,291	₹	657,189

*
Depreciation, amortization, and impairment includes an impairment charge on certain software platforms, capital work-in-progress,
property, plant
and equipment and intangible assets amounting to
₹
 Nil,
₹
 2,418 and
₹
 Nil, for the year ended March 31, 2020, 2021 and 2022, respectively.

**	Miscellaneous expenses for the year ended March 31, 2021, includes an amount of ₹ 991 towards COVID-19 contributions.
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
Year ended March 31, 2022
The Company sold its investment in Ensono Holdings, LLC as a result of acquisition by another investor for a consideration o
f
₹
 5,628
and recognized a cumulative gain of
₹
 1,252 (net of tax
₹
 430) in
other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized

₹
 1,233
for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.
The Company sold its investment in Denim Group as a result of acquisition by another investor for a consideration o
f
₹
 1,652
and recognized a cumulative gain of

₹
 953
in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.
27. Finance expenses

	Year ended March 31,
	2020		2021		2022
Interest expense	₹	5,136	₹	4,298	₹	5,325
Exchange fluctuation loss on foreign currency borrowings		2,192		790		—

	₹	7,328	₹	5,088	₹	5,325

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2020		2021		2022
Interest income	₹	21,764	₹	18,442	₹	13,114
Dividend income		367		4		2
Exchange fluctuation gain on foreign currency borrowings		—		—		1,485
Net gain from investments classified as FVTPL		1,275		1,478		1,270
Net gain from investments classified as FVTOCI		675		988		386

Finance and other income	₹	24,081	₹	20,912	₹	16,257
Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL		2,144		4,383		808
Other foreign exchange gains/(losses), net		1,025		(1,388)		3,547

Foreign exchange gains/(losses), net	₹	3,169	₹	2,995	₹	4,355

	₹	27,250	₹	23,907	₹	20,612

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

	Year ended March 31,
	2020		2021		2022
Profit attributable to equity holders of the Company	₹	97,218	₹	107,946	₹	122,191
Weighted average number of equity shares outstanding		5,833,384,018		5,649,265,885		5,466,705,840

Basic earnings per share	₹	16.67	₹	19.11	₹	22.35

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

	Year ended March 31,
	2020		2021		2022
Profit attributable to equity holders of the Company	₹	97,218	₹	107,946	₹	122,191
Weighted average number of equity shares outstanding		5,833,384,018		5,649,265,885		5,466,705,840
Effect of dilutive equivalent share options		14,439,221		12,391,937		15,377,598

Weighted average number of equity shares for diluted earnings per share		5,847,823,239		5,661,657,822		5,482,083,438

Diluted earnings per share	₹	16.62	₹	19.07	₹	22.29

30. Employee stock incentive plans
The stock compensation expense recognized for employee services received during the year ended March 31, 2020, 2021 and 2022, were
₹
 1,262,
₹
 2,897, and
₹
 4,164, respectively.
Wipro Equity Reward Trust (“WERT”)
In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 22,746,081, 19,401,215 and 14,689,729 treasury shares as at March 31, 2020, 2021 and 2022, respectively.

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
Employees covered under Stock Option Plans and Restricted Stock Unit (
“
RSU
”
) Option Plans (collectively “
Stock Option Plans
”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

*	The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan.

**	The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.
The activity in equity-settled stock option plans and restricted stock unit option plan is summarized below:

	Year ended March 31,
	2020	2021	2022
Range of exercise price and Weighted average exercise price	Numbers of options
Outstanding at the beginning of the year	₹	2	17,607,463	15,594,190	15,831,948
	US $	0.03	14,446,790	7,854,540	10,822,476
Granted *	₹	2	5,662,500	6,275,290	2,500,481
	US $	0.03	5,341,000	5,033,648	10,470,026
Adjustment of Performance based stock options on completion of performance measurement period	₹	2	(2,182,667)	(1,291,500)	608,435
	US $	0.03	(2,273,164)	(1,021,560)	570,076
Exercised	₹	2	(4,610,572)	(3,356,199)	(4,712,311)
	US $	0.03	(2,496,125)	(3,269,832)	(2,930,735)
Modification **	₹	2	—	—	—
	US $	0.03	(5,681,966)	3,453,015	—
Forfeited and expired	₹	2	(882,534)	(1,389,833)	(1,985,881)
	US $	0.03	(1,481,995)	(1,227,335)	(1,419,941)
Outstanding at the end of the year	₹	2	15,594,190	15,831,948	12,242,672
	US $	0.03	7,854,540	10,822,476	17,511,902
Exercisable at the end of the year	₹	2	1,502,957	2,679,538	2,478,568
	US $	0.03	1,212,560	465,603	1,072,118

*
Includes 2,461,500, 2,969,860 and 1,135,949 Performance based stock options (RSU) during the year ended March 31, 2020, 2021 and 2022, respectively. 2,524,600, 2,376,980 and 2,941,546 Performance based stock options (ADS) during the year ended March 31, 2020, 2021 and 2022, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

Performance based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled stock option plans and restricted stock unit option plan is summarized below:

	Year ended March 31,
	2021	2022
	Number of options

Outstanding at the beginning of the year	4,721,388	78,199
Modification **	(3,453,015)	—
Exercised	(845,066)	(46,133)
Forfeited and lapsed	(345,108)	(7,466)
Outstanding at the end of the year	78,199	24,600
Exercisable at the end of the year	23,999	2,800
The carrying value of liability towards Cash Settled ADS RSU’s outstanding was
₹
 31 (including
₹
 11 towards exercisable units) and
₹
 20 (including
₹
 2 towards exercisable units) as at March 31, 2021 and 2022, respectively.

** Restricted Stock Units arrangements that were modified during the year ended March 31, 2020
Pursuant to the SEBI circular dated October 10, 2019, prohibiting issuance of depository receipts by listed companies to NRIs, the Board Governance, Nomination and Compensation Committee approved in November 2019 cash pay out to its NRI employees in lieu of shares and upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan, based on prevailing market price of ADS on the date of exercise. This change was accounted as a modification and the fair value on the date of modification of
₹

561 has been recognised as financial liability with a corresponding adjustment to equity.
** Restricted Stock Units arrangements that were modified during the year ended March 31, 2021
Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019, “Framework of Depository Receipts” shall not apply in case of issue of Depository Receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted as a modification and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of
₹
 739 has been recognized as equity with a corresponding adjustment to financial liability.
The following table summarizes information about outstanding stock options and restricted stock unit option plan:

	Year ended March 31,
	2020		2021		2022
Range of exercise price and Weighted average exercise price	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)

₹ 2	15,594,190	23	15,831,948	18	12,242,672	13
US $ 0.03	7,854,540	23	10,822,476	19	17,511,902	20
The weighted average grant date fair value of options granted during the year ended March 31, 2020, 2021 and 2022 was
₹
 260.65,
₹
 354.78, and
₹
 603.47 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2020, 2021 and 2022 was
₹
 267.04,
₹
 354.45, and
₹
 604.47 for each option, respectively.
31. Employee benefits
a) Employee costs includes

	Year ended March 31,
	2020		2021		2022
Salaries and bonus	₹	315,036	₹	318,043	₹	429,837
Employee benefits plans		10,273		11,431		16,074
Share-based compensation *		1,262		2,897		4,164

	₹	326,571	₹	332,371	₹	450,075

*	Includes ₹ 587 and ₹ 54 for the year ended March 31, 2021 and 2022 respectively, towards cash settled ADS RSUs.
The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2020		2021		2022
Cost of revenues	₹	279,356	₹	282,983	₹	382,446
Selling and marketing expenses		30,763		31,236		41,339
General and administrative expenses		16,452		18,152		26,290

	₹	326,571	₹	332,371	₹	450,075

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2020		2021		2022
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income—loss/(gain)	₹	76	₹	(578)	₹	(30)
Actuarial loss/(gain) arising from financial assumptions		749		423		(625)
Actuarial loss/(gain) arising from demographic assumptions		227		155		(667)
Actuarial loss/(gain) arising from experience adjustments		194		(334)		920

	₹	1,246	₹	(334)	₹	(402)

b) Gratuity and foreign pension
Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefit plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2020		2021		2022
Current service cost	₹	1,782	₹	2,085	₹	2,674
Net interest on net defined benefit liability/(asset)		63		131		64

Net charge to statement of income	₹	1,845	₹	2,216	₹	2,738

Actual return on plan assets	₹	513	₹	1,127	₹	715
Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2021		2022
Defined benefit obligation at the beginning of the year	₹	13,465	₹	15,475
Acquisitions (Refer to Note 7 and 35)		7		3,123
Current service cost		2,085		2,674
Interest on obligation		681		749
Benefits paid		(1,069)		(2,731)
Remeasurement loss/(gain)
Actuarial loss/(gain) arising from financial assumptions		423		(625)
Actuarial loss/(gain) arising from demographic assumptions		155		(667)
Actuarial loss/(gain) arising from experience adjustments		(334)		920
Translation adjustment		62		(25)

Defined benefit obligation at the end of the year	₹	15,475	₹	18,893

Change in plan assets is summarized below:

	As at March 31,
	2021		2022
Fair value of plan assets at the beginning of the year	₹	10,535	₹	13,637
Acquisitions		—		1,636
Expected return on plan assets		550		685
Employer contributions		1,993		2,213
Benefits paid		(76)		(452)
Remeasurement (loss)/gain
Return on plan assets excluding interest income—(loss)/gain		578		30
Translation adjustment		57		(48)

Fair value of plan assets at the end of the year	₹	13,637	₹	17,701

Present value of unfunded obligation	₹	(1,838)	₹	(1,192)

Recognized asset/(liability)	₹	(1,838)	₹	(1,192)

As at March 31, 2021 and 2022, plan assets were primarily invested in insurer managed funds.
The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2021	2022
Discount rate	4.69%	4.54%
Expected return on plan assets	4.69%	4.54%
Expected rate of salary increase	6.57%	6.12%
Duration of defined benefit obligations	9 years	8 years
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
The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2023	₹	1,454

Estimated benefit payments from the fund for the year ending March 31:
2023	₹	2,935
2024		2,052
2025		1,970
2026		1,907
2027		1,920
Thereafter		15,001

Total	₹	25,785

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2022. Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.
As of March 31, 2022, every 1 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately
₹
 (1,937) and
₹
 1,000 respectively (March 31, 2021:
₹
 (1,508) and
₹
 1,440 respectively).
As of March 31, 2022, every 1 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately
₹
 634 and
₹
 (635) respectively (March 31, 2021:
₹
 864 and
₹
 (798) respectively).
The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.
c) Provident fund:
The details of fund and plan assets are given below:

	As at March 31,
	2021		2022
Fair value of plan assets	₹	71,196	₹	76,573
Present value of defined benefit obligation		(71,196)		(76,573)

Net shortfall	₹	—	₹	—

The total expense for the year ended March 31, 2020, 2021 and 2022 is
₹
2,282,
₹
2,833 and
₹
3,578, respectively.
The plan assets have been invested as per the regulations of Employees’ Provident Fund Organization (EPFO).
The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2021	2022
Discount rate for the term of the obligation	5.80%	5.85%
Average remaining tenure of investment portfolio	6 years	6 years
Guaranteed rate of return	8.50%	8.10%

d) Defined contribution plans:
The total expense for the year ended March 31, 2020, 2021 and 2022 is
₹
 6,209,
₹
 6,513 and
₹
 9,822, respectively.

32.	Related party relationship and transactions
List of subsidiaries and associates as at March 31, 2022, are provid
e
d in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc. **	USA
		LeanSwift Solutions, Inc. **	USA
		Edgile, LLC	USA
Wipro Overseas IT Services Private Limited			India
Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France
Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd **	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa

		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Philippines, Inc.			Philippines
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India
Encore Theme Technologies Private Limited *			India
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)			India
Capco Technologies Private Limited			India

*
All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**
Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) ***	Germany
Wipro do Brasil Technologia Ltda			Brazil

	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE
Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV ***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA
Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd ***	Australia
LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

***	St e p Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC ****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand
Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania
Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada
As at March 31, 2022,
Wipro, LLC

held 43.7% int
e
rest in Drivestream Inc, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada
@The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

The other related parti e s are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Wipro Enterprises (P) Limited	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric

Key management personnel
Rishad A. Premji	Chairman of the board (designated as “Executive chairman”)
Thierry Delaporte	Chief Executive Officer and Managing Director
Azim H. Premji	Non-Executive non-Independent director (designated as “Founder Chairman”) (1)
William Arthur Owens	Independent Director
M.K. Sharma	Independent Director (2)
Ireena Vittal	Independent Director
Dr. Patrick J. Ennis	Independent Director
Patrick Dupuis	Independent Director
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director (3)
Jatin Pravinchandra Dalal	Chief Financial Officer
(1) Mr. Azim H. Premji is the ultimate controlling party.
(2) Mr. M.K. Sharma retired as Independent Director with effect from close of business hours on June 30, 2021.
(3) Ms. Tulsi Naidu was appointed as Independent Director with effect from July 1, 2021 for a term of five years.
Relatives of key management personnel:
—Yasmeen A. Premji
—Tariq A. Premji
The Company has the following related party transactions:

	Entities controlled by Directors						Key Management Personnel
Transactions / balances	2020		2021		2022		2020		2021		2022
Sale of goods and services	₹	43	₹	171	₹	182	₹	—	₹	—	₹	—
Assets purchased		741		423		158		—		—		—
Dividend		3,987		3,760		3,760		243		242		244
Buyback of shares		69,392		91,562		—		4,076		—		—
Rental income		45		50		3		—		—		—
Rent Paid		2		2		2		9		7		8
Others		119		44		49		—		—		—
Key management personnel *
Remuneration and short-term benefits	₹	—	₹	—	₹	—	₹	354	₹	741	₹	805
Other benefits		—		—		—		178		231		376
Balance as at the year end
Receivables	₹	94	₹	241	₹	198	₹	—	₹	—	₹	—
Payables		23		—		—		166		333		293

*
Post-employment benefits comprising compensated absences is not disclosed, as this is determined for the Company as a whole. Other benefits include
₹
 170,
₹
 219, and
₹
 368
as of March 31, 2020, 2021 and 2022, respectively towards amortization of Restricted Stock Units (“RSUs”) granted to them which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.

All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

33.	Commitments and contingencies
Capital commitments:
As
at March 31, 2021 and 2022, the Company had committed to spend approximately
₹
 7,490 and
₹
 11,376 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.
Guarantees:
As at March 31, 2021 and 2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately
₹
 17,128 and
₹
 17,094 respectively, as part of the bank line of credit.

Contingencies and lawsuits:
The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the
Income-tax
Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.
The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the
Hon’ble
Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.
Income tax claims against the Company amounting to
₹
 80,032 and
₹
 92,476 are not acknowledged as debt as at March 31, 2021 and 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.
The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to
₹
 11,413 and
₹
 12,092 as of March 31, 2021 and 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.
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
The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“
ISRE
”).
IT Services:
During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized
IT Services segment to four Strategic Market Units (“
SMUs
”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“
APMEA
”).
Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.
Americas 1
includes the entire business of Latin America (“
LATAM”
) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms.
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
The corresponding information for the year ended March 31, 2020 have been re-stated
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
Prior to the Company’s
re-organization
of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“
BFSI
”), Health Business unit (“
Health BU
”), Consumer Business unit (“
CBU
”), Energy, Natural Resources
and
Utilities (“
ENU
”), Manufacturing (“
MFG
”), Technology (“
TECH
”) and Communications (“
COMM
”).
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
The Chairman of the Company has been identified as the Chief Operating Decision Maker (“
CODM
”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.
Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	176,115	₹	181,481	₹	157,526	₹	78,676	₹	593,798	₹	11,657	₹	7,950	₹	(4)	₹	613,401
Other operating income/(loss), net		—		—		—		—		1,144		—		—		—		1,144
Segment r esult		27,289		34,341		27,617		9,550		98,797		(323)		(1,849)		229		96,854
Unallocated										7,732		—		—		—		7,732

Segment r esult t otal									₹	107,673	₹	(323)	₹	(1,849)	₹	229	₹	105,730
Finance expense																		(7,328)
Finance and other income																		24,081
Share of net profit/(loss) of associates accounted for using the equity method																		29

Profit before tax																	₹	122,512
Income tax expense																		(24,799)

Profit for the year																	₹	97,713

Depreciation, amortization and impairment																	₹	20,862

Information on reportable segments for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	178,091	₹	179,821	₹	165,441	₹	82,462	₹	605,815	₹	7,685	₹	8,912	₹	13	₹	622,425
Other operating income/(loss), net		—		—		—		—		(81)		—		—		—		(81)
Segment r esult		33,040		41,589		31,673		11,476		117,778		45		1,061		(903)		117,981
Unallocated										5,153		—		—		—		5,153

Segment r esult t otal									₹	122,850	₹	45	₹	1,061	₹	(903)	₹	123,053
Finance expense																		(5,088)
Finance and other income																		20,912
Share of net profit/(loss) of associates accounted for using the equity method																		130

Profit before tax																	₹	139,007
Income tax expense																		(30,345)

Profit for the year																	₹	108,662

Depreciation, amortization and impairment																	₹	27,656

Information on reportable segments for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	217,874	₹	239,404	₹	233,443	₹	91,103	₹	781,824	₹	6,173	₹	7,295	₹	(3)	₹	795,289
Other operating income/(loss), net		—		—		—		—		2,186		—		—		—		2,186
Segment r esult		42,820		47,376		35,739		10,523		136,458		115		1,173		(80)		137,666
Unallocated										434		—		—		—		434

Segment r esult t otal									₹	139,078	₹	115	₹	1,173	₹	(80)	₹	140,286
Finance expense																		(5,325)
Finance and other income																		16,257
Share of net profit/(loss) of associates accounted for using the equity method																		57

Profit before tax																	₹	151,275
Income tax expense																		(28,946)

Profit for the year																	₹	122,329

Depreciation, amortization and impairment																	₹	30,911

Revenues from India, being Company’s country of domicile, is
₹
 29,374,
₹
 27,156 and
₹
 25,939 for year ended March 31, 2020, 2021 and 2022 respectively.
Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2020		2021		2022
United States of America	₹	338,490	₹	336,009	₹	427,021
United Kingdom		65,258		67,852		101,437

	₹	403,748	₹	403,861	₹	528,458

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2020, 2021 and 2022.
Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.
Notes:

a)
Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the year ended March 31, 2020 has been re-stated
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

e)	During the year ended March 31, 2021, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.
f)	Other operating income/(loss) of ₹ 1,144, ₹ (81) and ₹ 2,186 is included as part of IT Services segment result for the year ended March 31, 2020, 2021 and 2022, respectively. Refer to Note 26.
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

h)
Segment results for year ended March 31, 2021, are after considering additional amortization of
₹
 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. Refer to Note 6.

i)	Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,262, ₹ 2,897, and ₹ 4,164 for the year ended March 31, 2020, 2021 and 2022, respectively.

35.
As part of
a
customer contract with Metro AG, the Company has acquired
Metro-nom
GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L (currently known as Wipro Technology Solutions S.R.L), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of
₹
 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3

“Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to
₹
 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

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

37.	Events after the reporting period

a)	On April 11, 2022, the Company acquired CAS Group.

b)	On May 20, 2022, the Company acquired Rizing.
Refer to Note 7 for additional details on acquisitions completed after March 31, 2022.

The accompanying notes form an integral part of these consolidated financial statements

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2	2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities	20-F	001-16139	2.3	6/9/2021

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.12	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.13	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

17	Issuers of Guaranteed Securities					X

101.INS	Inline XBRL Instance Document					X

101.SCH	Inline XBRL Taxonomy Extension Schema Document					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
For Wipro Limited

	/s/ Rishad A. Premji	/s/ Jatin Pravinchandra Dalal
Date: June 8, 2022	Rishad A. Premji, Chairman	Jatin Pravinchandra Dalal, Chief Financial Officer