Form 20-F
period 2023-03-31
WIPRO LTD
filed 2023-05-24
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2023

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report __________

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

Phone: +91-80-2844-0011; Fax: +91-80-2844-0054; Email: jatin.dalal@wipro.com

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,487,917,741 Equity Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Auditor ID: 1180	Auditor Name: Deloitte Haskins & Sells LLP	Auditor Location: Bengaluru, Karnataka, India

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2023, which was ₹82.19 per $1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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
•
We may be subject to litigation and be required to pay damages for deficient services or for violating intellectual property (“IP”) rights, data breach or breach of confidentiality.
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

Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including but not limited to:

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

•
political uncertainties, changes in regulations, or other economic factors, including the economic conditions, in India, the United States, the United Kingdom, the European Union, Australia, Middle East and other geographies in which we operate and uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and
•
increase in cost of operations in countries that we operate in on account of changes in minimum wage regulations.

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

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled receivables. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system or those arising from pandemic like COVID-19, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Additionally, if we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which may adversely affect our results from operations and cash flows.

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 60.1% of our IT Services segment revenue from the Americas (including the United States) and 28.6% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. Increased protectionism may result in weaker global trade and economic activity, which could adversely affect our business. We are also exposed to the economic, market and fiscal conditions in the United Kingdom (the “U.K.”) and the European Union (the “EU”). If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly or cause our clients to request discounts on our products or services. For example, geopolitical conflict between Russia and Ukraine and the resulting international political crisis could have significant negative macroeconomic consequences, such as rise in inflation or slow-down in GDP growth rates, including on the businesses of our customers and partners and negatively impact their spending on IT services. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries or sectors. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, including changes to commodity prices, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy and Utilities industry sector. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation, sanctions and intervention. For instance, clients in the financial services sector have been subject to increased regulations following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, clients in the health care industry are subject to additional federal, state and foreign laws and regulations, such as the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

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

Restrictive changes to immigration laws in countries in which we operate, including the United States, may limit outsourcing work, which may hamper our growth and cause our revenue to decline.

The success of our business is dependent on our ability to attract and retain talented and experienced professionals, and the ability to mobilize them around the world to meet our clients’ needs. Some countries and non-governmental organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of domestic jobs. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to restrict outsourcing of services internationally by domestic corporations, limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

Travel restrictions during pandemic like COVID-19, may also negatively impact our employees’ ability to obtain work permits or cause delays in obtaining work permits and travel as required to provide services to our clients.

In addition to calls for changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers, legislation restricting outsourcing may be enacted at the federal and/or state level in the United States. Since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States, which in turn could adversely affect our revenues and operating profitability.

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

We currently have sufficient personnel with valid nonimmigrant worker visas and are also increasing hiring in the United States to continue services to clients. However, the uncertainty around whether we will continue to be able to obtain adequate number of nonimmigrant worker visas for our employees on the same time frame as we currently maintain, could affect our ability to be responsive to business needs and cause our revenue to decline.

Risks Related to Our Contractual Obligations

We may be subject to litigation and be required to pay damages for deficient services or for violating IP rights, data breach or breach of confidentiality.

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may not be aware if our employees have misappropriated and/or misused IP, and their actions could result in third-party claims against us for IP misappropriation and/or infringement. We may also be subject to litigations or damages for violating or misusing our clients’ IP rights or for breaches of third-party IP rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of IP, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify our products and services, causing significant damage to our reputation and adversely affecting our results from operations.

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

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things (“IoT”) (including 5G), artificial intelligence (“AI”), cloud computing, storage, mobility and applications, analytics, augmented reality, automation, blockchain and quantum computing or as-a-service solutions could have a material adverse effect on our business, results of operations and financial condition.

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of investment in property, plant and equipment in fiscal year 2023 was ₹ 14,834 million ($180.5 million). Additionally, as of March 31, 2023, we had contractual commitments of ₹ 7,675 million ($93.4 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

Despite our due diligence process, we may fail to discover significant issues around an acquired company’s IP, service offerings, customer relationships, employee matters, accounting practices or regulatory compliances. We may also fail to discover liabilities that are not properly disclosed to us or we inadequately assess in our due diligence efforts or liabilities that may arise out of regulatory non-compliance, contractual obligations, IP, terminated employees, current or former clients or other third parties, liabilities resulting from an acquisition target’s previous activities, or from an acquisition’s internal controls related to financial reporting, disclosure requirements or cyber and information security environment. We cannot predict or guarantee that our efforts will be effective or will protect us from liability. We may be unable to get indemnification protection or other contractual protections or relief for any material liabilities associated with our acquisitions or investments. If any of these circumstances occur, they could result in unexpected regulatory or legal exposure, including litigation with new or existing clients, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our relationships with clients and our business, and could harm our operating results.

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

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company under the applicable foreign exchange regulations does not require approval from the Reserve Bank of India (“RBI”) and relevant government authorities in India, subject to compliance of prescribed conditions. The Government of India (“GoI”) currently does not mandate prior approvals for IT companies such as ours. However, by notification dated April 22, 2020, the GoI has amended its foreign direct investment (“FDI”) policy to state that investment by a non-resident entity of a country which shares a land border with India, or where the beneficial ownership of an investment into India is situated in or is a citizen of any such countries, shall be under the ‘Government Route’, which requires GoI approval prior to investment. Further, in case of transfer of ownership of any existing or future FDI in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the above-mentioned restriction/purview such subsequent change in beneficial ownership, will also require GoI approval. If we are required to seek the approval of the GoI and the GoI does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

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

There is a risk that we will underprice our contracts, fail to accurately estimate the duration, complexity and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforce in multiple locations, utilizing workforce with different skill sets and competencies across geographically distributed service centers. Furthermore, when work gets outsourced, we occasionally takeover employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but may not generate revenue in the short term.

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

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery through automation and deployment of tools, optimizing utilization of existing facilities, relocating non-client facing employees to lower-cost locations and effectively leveraging our sales and marketing and general and administrative costs. There is no guarantee that these, or other cost-management efforts will be successful, that our productivity will be enhanced, or that we will achieve desired levels of profitability. If we are not able to mitigate rising employee compensation costs by passing such increases to clients, or increase our revenues sufficiently to offset increasing costs, or maintain high utilization rates for our employees or precisely forecast demand for our services to optimize our bench, our results of operations could be adversely affected.

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

Our IT Services business contributes 98.7% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position and can adversely impact our operating results. We generate approximately 39% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

A significant portion of our debt is in foreign currencies. We may also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowings, including entering into interest rate swaps. If the value of the Indian Rupee declines, the size of our debt obligations and interest expenses in Indian Rupees may increase. This will adversely impact our net income. We also experience other market risks, including changes in the interest rates of the securities that we own. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

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

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks. Deterioration of the credit rating of counterparties and in the credit as well as the debt capital markets in general due to economic turmoil or other global events could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and net income. Further, fluctuations in the interest rate environment based on changes in the RBI’s monetary policy could affect the interest income and thereby our profitability.

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

Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially senior technical personnel, project managers and software engineers. Costs associated with recruiting and training employees are significant. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer, particularly in the locations in which we have operations, which may also impact our ability to attract and retain personnel. Additionally, in response to COVID-19, we offered hybrid working model to our employees. If we implement and enforce policies that make it mandatory for employees to return to the office full-time, this may impact our ability to attract talent.

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

Risks Related to Our Operations

If we do not effectively improve our administrative, operational and financial processes and systems to manage our business operations, the value of our shareholders’ investment may be harmed.

To effectively manage our business operations, we will be required to continuously develop and improve our administrative, operational and financial processes. As a result of our growing operations, we face and expect to continue to face challenges such as:

•
effectively managing our talent acquisition, procurement, supply chain and vendor management processes;
•
maintaining an effective internal control system and properly educating and training employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity or otherwise exposing us to unacceptable business risks;

•
developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems including data management in our IT applications and Management Information Systems, and transitioning from historical systems to new or improved infrastructure that may require additional resources and efforts to implement, troubleshoot or otherwise integrate into existing processes and procedures; and
•
assimilating and integrating disparate IT systems, personnel and employment practices, our culture and values, and operations of acquired companies.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to a variety of federal, state, local and international laws, rules and regulations, as well as industry standards, internal and external privacy policies and contractual obligations to third parties, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. Most jurisdictions in which we operate have established their own data security and privacy legal framework with which we and our customers must comply.

For example, the EU has adopted the General Data Protection Regulation, or GDPR, which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements relating to the processing of personal data of EU data subjects, including the increased jurisdictional reach of the European Commission, more robust obligations, additional requirements for data protection compliance programs by companies, and significantly increased fines and penalties and rights for data subjects to claim compensation. EU member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to countries outside the European Economic Area (“EEA”) that have not been found to provide adequate protection to such personal data. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines.

Data processing in the United Kingdom is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018), with fines and enforcement mechanisms similar to those of the GDPR. In 2021, the European Commission issued an adequacy decision, pursuant to which personal data generally may be transferred from the EU to the U.K. without restriction; however, this adequacy decision must be renewed after it is in place for four years and is subject to modification or revocation in the interim. There also will be increasing scope for divergence in application, interpretation, and enforcement of data protection law between the U.K. and EEA.

Other jurisdictions in which we operate, including China, Singapore, the Philippines, Hong Kong, Canada, and Australia, have enacted robust legal regimes relating to privacy, data protection, and data security, many of which provide for significant penalties and other sanctions for noncompliance. Several of the other laws and regulations enacted in recent years also provide for restrictions on cross-border data transfers, and some of these regimes provide for data localization, under which certain data is required to be maintained within the applicable country. We may be required to take additional steps to address data localization and data transfer issues, including engaging in additional contract negotiations and implementing additional data storage or processing infrastructure, and be subject to increasing costs of compliance and limitations on our customers and us. Additionally, current or modified laws or regulations relating to data transfers and data localization, and related developments, including legal challenges and judicial decisions, may serve as a basis for our data handling practices, or those of our customers and service providers, to be challenged, and may otherwise adversely affect our business, financial condition and results of operations.

In the U.S., privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act (“CCPA”), took effect in January 2020 and California voters approved the California Privacy Rights Act (“CPRA”) in November 2020. Effective starting January 1, 2023, the CPRA significantly modified the CCPA and created a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The CCPA, as modified by the CPRA, imposes obligations on companies that process California residents’ personal information, and creates new consumer rights. It provides for civil penalties for violations and a private right of action for certain data breaches. Numerous other states have proposed, and in certain cases enacted, legislation similar to the CCPA and CPRA. For example, Virginia, Utah, Colorado, and Connecticut have enacted comprehensive privacy statutes that have become, or will become, effective in 2023. Iowa and Indiana have enacted similar legislation that will become effective in 2025 and 2026, respectively. The U.S. federal government also is contemplating federal privacy legislation.

India also has proposed a new data protection bill, the Digital Personal Data Protection Bill (“DPDP”), which, if enacted, would provide for the country’s first comprehensive data protection law, the impacts of which potentially may be far-ranging and impactful upon our business, and which is anticipated to provide for substantial penalties. We expect that the DPDP, if enacted, will add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, and could result in increased compliance costs or changes in business practices and policies.

As a general matter, the laws, rules, regulations, standards, and other actual and asserted obligations relating to privacy, data protection and data security to which we may be subject, or that otherwise apply to our business, are constantly evolving, and we expect that there will continue to be new proposed laws, regulations, and industry standards concerning these matters in India, the EU, the U.K., the U.S., and other jurisdictions in which we operate, both general and in relation to technological and other developments, including AI, the use of algorithms and automated decision making, digital identity, and blockchain technologies. We also anticipate remaining to be subject to related contractual obligations that may be burdensome and which, in many cases, may provide for liability that is unlimited. We cannot fully predict the impact of laws, rules, and regulations, including those that may be modified or enacted in the future, or new or evolving industry standards, contractual obligations, or other actual or asserted obligations, relating to cybersecurity, privacy, or data protection or processing on our business or operations. These laws, regulations, standards, and obligations have required us to modify our relevant practices and policies and to incur substantial costs and expenses in an effort to comply, and we expect to continue to incur such costs and expenses in the future and anticipate finding it necessary or appropriate to further modify our relevant practices and policies. Any actual or perceived failure by us or our customers or service providers to comply with laws, regulations, rules, standards, contractual obligations, or other actual or asserted obligations to which we are or are alleged to be subject relating to privacy, data protection, or data security could result in claims, demands, and litigation from private parties and regulators, regulatory investigations and other proceedings, as well as significant damage to our reputation that could cause us to lose customers and harm our ability to gain new customers. These could result in substantial costs, diversion of resources, fines, penalties, and other damages, and harm to our customer relationships, our market position, and our ability to attract new customers. Any of these could harm our business, financial condition, and results of operations.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day business operations, as well as our hosting of data and service delivery, any potential cyber event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure, loss, unavailability, and unauthorized use and other processing of data, security breaches and incidents, reputational harm and customer loss, harm to our market position and ability to gain new customers, and legal claims, demands, and litigation, regulatory investigations and other proceedings, fines, penalties, and other damages and liabilities, and impacts to our relationships with our customers and partners.

Owing to the rise of connected devices, transition to cloud and use of other emerging technologies, and other factors, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, ransomware and other malware, fraud, leakage, loss of and unauthorized use, alteration and other processing of personal and business data, denial of service and other attacks designed to disrupt systems, exploitation of security vulnerabilities and other weaknesses in systems or programs, errors, omissions, deliberate or accidental acts of our current or former employees, partners, third-party business providers or other stakeholders, both internal and external, are on the rise. Our internal security controls may not be able to keep pace with these evolving and intensifying threats. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators or user life cycle management solutions may sometimes fail to timely remove employee account access or when no longer appropriate. There may be vulnerabilities in open-source software incorporated into our offerings that may make our offerings susceptible to cyberattacks.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and incidents, and other system disruptions, including denial of service and other attacks. It is critical to our business that our infrastructure remains resilient and is perceived by customers to be secure. Despite our security measures, our infrastructure has been vulnerable to attacks by hackers or other disruptive problems, including attacks for which no remedies are available with network security service providers. As an IT services provider, we are an attractive target of cyber-attacks designed to impede the performance of our products, penetrate our network security, the security of our internal systems, or that of our customers, misappropriate proprietary information, and/or cause interruption to our services. Also, due to geopolitical conflicts, we and our third-party business providers may be vulnerable to a heightened risk of cybersecurity attacks, phishing and social engineering attacks, viruses, ransomware and other malware, hacking or similar attacks from any nation-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to sell and distribute our services. We can provide no assurance that our systems or data are or have been fully protected against third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, information or data theft or other similar threats. Any third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, security breaches or incidents, information or data theft, or similar attacks or threats against us and our systems and data, may have a material adverse effect on our business, financial condition and results of operations.

Breaches of our security measures or the accidental or unauthorized loss, unavailability, disclosure or dissemination or other processing of confidential customer data could expose us, our customers or the affected parties to a risk of loss, unavailability, or misuse of this information. We could be subject to claims, demands, and litigation, termination of contracts, and damages for non-compliance with our client’s information security policies and procedures. Many of our client agreements do not limit our potential liability for breaches of confidentiality. We expect to incur significant costs in our ongoing efforts to implement and maintain cybersecurity measures and to detect and prevent security breaches and other security-related incidents, and could be required to incur additional costs in the event of actual or perceived security breaches or other security-related incidents, any of which would negatively affect our results of operations.

We cannot guarantee that any security measures that we or third parties on which we rely have implemented will be effective against current or future security threats, or that our systems and networks or those of such third parties have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities, or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us or our products or services. If our security measures or those of third parties on which we rely are or are believed to be inadequate or breached or otherwise compromised as a result of third-party action, current or former employee or service provider negligence, error or malfeasance, product defects, phishing or other social engineering techniques, improper user configuration, or otherwise, and this results in, or is believed to result in, unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or our customers’ data, or any other disruption of the confidentiality, integrity or availability of our or our customers’ systems or data, we could face claims, demands, and litigation by private parties, regulatory investigations and other proceedings, and incur significant liability to our customers and other parties, and our business, reputation, and competitive position may be harmed. Many of our employees have worked remotely in recent years and continue to do so. In order to better support employees working from home, we have taken steps to enhance our cybersecurity measures. These security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements, and we may face increased risks of cyberattacks and security breaches and incidents in connection with remote work.

Furthermore, we could be subject to indemnity claims or other liabilities in connection with an actual or perceived security breach or incident, or other cybersecurity issue, that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

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

Our business depends on a strong brand and failing to maintain and enhance our brand would impact our ability to expand our business and may result in a decline in the share price of our equity shares and our ADSs.

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

Damage to our reputation or our brands may occur from, among other factors, data security breaches, compliance failures, or actions of partners or individual employees. The proliferation of social media may increase the likelihood, speed and magnitude of negative publicity. If our brands or reputation are damaged, it could negatively impact our revenues or margins, or our ability to attract the most highly qualified employees. Any negative media coverage, including social media, regardless of the accuracy of such reporting, may have an initial adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

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

In India, the enforcement of IP rights is not as robust as in the United States, and we may be unsuccessful in protecting our IP rights. Unauthorized use of our IP may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of IP infringement.

Our IP rights are important to our business. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our IP. However, we cannot be certain that the steps we have taken will prevent unauthorized use of our IP. Furthermore, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our IP may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our IP could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. The competitive advantage that we derive from our IP may also be diminished or eliminated. We may need to litigate to enforce our IP rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive.

Although we believe that our IP rights do not infringe on the IP rights of any other party, infringement claims may be asserted against us in the future. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. If we become liable to third parties for infringing their IP rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. Further, we may be required to provide indemnification to clients for third-party breaches of IP pursuant to our contracts with such parties.

There can be no assurance that, as our business expands into new areas, we will be able to independently develop the technology necessary to conduct our business or that we can do so without infringing on the IP rights of others.

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

During the year ended March 31, 2022, we issued US$750 million in USD-denominated, senior unsecured notes due in 2026 (the “Notes”) through Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company. The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The value of the Notes fluctuates based on many factors, including the methods employed for calculating principal and interest, the maturity of the Notes, the aggregate principal amount of Notes outstanding, the redemption features for the Notes, the level, direction and volatility of interest rates, changes in exchange rates, exchange controls, governmental and stock exchange regulations and other factors over which we have little or no control.

Risks Related to Legislation and Regulatory Compliance

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Violation of these regulations could harm our business.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, anti-bribery, anti-money-laundering, anti-trust, whistle blowing, internal and disclosure control obligations, securities regulation, including environmental, social and governance (“ESG”) initiatives, data protection and privacy, labor relations, wage-and-hour standards, human rights and certain regulatory requirements that are specific to our clients’ industries. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

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

We are subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, and employee health, safety, wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties or claims of breach by us of their IP rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

There is increased focus on companies’ ESG policies and initiatives, which include addressing risks arising out of climate change, water stress, environmental and community management practices, employee policies, cybersecurity and data privacy, anti-bribery and anti-corruption practices and compliance with relevant laws and regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this document. Risks related to environmental regulations and climate change are discussed in this section.

In a market with heightened awareness of climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain, we are subject to strategic risks if our ESG goals on climate action are not aligned to the Paris Agreement on climate change.

Extreme weather events due to climate change can lead to business disruptions. There may be direct climate change impacts arising from (1) physical damage to our buildings, equipment and other physical assets, (2) infrastructure disruptions, such as to the transportation network and utilities in the cities where we operate, which may severely hamper business continuity and (3) impact on employee morale and productivity due to the direct and indirect effects of extreme weather events. Extreme weather events may cause intense flooding or water shortages in cities where we operate, high local temperatures due to the occurrence of urban heat islands, increase in food and commodity prices and increase in vector-borne diseases such as cholera or malaria. We operate in major urban areas, and operating risks include disruption of power and water supply due to extreme weather events, which may negatively affect business continuity.

We are subject to various federal, state, local and foreign laws relating to protection of the environment. We may incur substantial fines, civil or criminal sanctions, including fines and sanctions against our directors and officers, or third-party claims for property damage or personal injury if we are held liable under environmental laws and regulations. Implementing our ESG strategy requires a strong governance framework including responsible practices and commitment on business ethics, compliance, quality, transparency and anti-corruption. Any failure in governance, performance management or ESG strategy execution could lead to us being unable to meet our ESG goals, and any failure to achieve our commitments to various ESG initiatives, including our goals for sustainability and inclusion and diversity, could harm our reputation and adversely affect our client relationships, access to capital and long-term financial stability, or our ability to recruit and retain high quality talent efforts. Our current compliance with environmental laws and regulations is not expected to have a material adverse effect on our financial position, results of operations or competitive position.

Changes in corporate income tax rates and removal of Special Economic Zones (“SEZs”) and other benefits in India could result in an increase in our effective tax rate.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of SEZs or from operation of units located in SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ, and thereafter is equal to 50% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income-tax Act, 1961 (“Income-tax Act”) of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Any new SEZ which commences operation on or after April 1. 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future.

In 2019, the GoI amended the Income-tax Act by enacting The Taxation Laws (Amendment) Ordinance, 2019, and has provided an option for companies to pay tax at a lower rate of 22% (plus surcharge and cess) by forgoing all the deductions available under Chapter VI-A and other profit-linked deductions under the Income-tax Act. This option, if exercised, is irrevocable and the corresponding minimum alternate tax (“MAT”) credit will lapse. We have evaluated the option and have decided to continue under the existing regime and not to avail ourselves of the lower tax rate. In the future, if we opt for the lower tax rate, it may lead to an increase in tax outflow and the MAT credit available will lapse.

Under the provisions of sections 115QA of the Income tax Act, the Company is liable to pay buyback tax at a rate of 20% (plus surcharge and cess), which will result in additional cash outflow in the year in which the Company carries out buyback.

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

Taxation laws are susceptible to frequent changes. Increase in tax rates in any of the major countries that we operate in could materially affect our Effective Tax rates. For instance, the corporate tax rates in UK has been increased from 19% to 25% effective April 2023. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, some countries are unilaterally amending their tax laws to adopt the new guidelines by The Organization for Economic Cooperation and Development. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. These changes in law may affect the accuracy of our estimated tax obligations, or the obligations of holders of our equity shares and ADSs. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities and those authorities may not agree with positions taken by us on our tax returns. Although we believe that our estimates are reasonable, there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

Our ability to invest outside India, including acquiring companies organized outside India, depends on the approval of the Government of India and/or the RBI. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the GoI (the "Ministry of Finance") and/or the RBI must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The RBI permits acquisitions of companies organized outside India by an Indian party without approval, inter alia, in the following circumstances:

•
if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company as per its latest audited financial statement; or
•
if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of American Depositary Receipts ("ADRs"), Global Depositary Receipts, External Commercial Borrowings or Foreign Currency Convertible Bonds.

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

The GoI has notified implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts up to the sectorial cap of foreign investment as per the prescribed regulations. SEBI introduced a framework for issuance of depository receipts by companies listed or to be listed in India (“DR Framework”), through its circular dated October 10, 2019. The DR Framework, as amended from time to time, sets out requirements for issuance of depository receipts in addition to the requirements under the Companies Act, 2013 (as defined below) and rules thereunder, the Depository Receipts Scheme, 2014 and the foreign exchange regulations. Regulators like the RBI, Ministry of Corporate Affairs (“MCA”), Ministry of Finance and SEBI have also issued guidelines and regulations to operationalize the framework for issuance of depository receipts by listed entities. Further amendments and requirements may also be notified from time to time. Once the regulations are fully operationalized, our shares can be freely convertible into depository receipts, which would impact the share price and available float in the Indian stock exchanges as well as the price and availability of ADSs on the New York Stock Exchange (the “NYSE”).

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

Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and certain other details. Investors who exchange ADSs for the underlying equity shares of the company may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the Depositary Agreement. Any person who fails to comply with beneficial ownership disclosure requirements under Companies Act, 2013 may be liable for a fine of up to ₹ 50,000 and where failure is a continuing one, with a further fine up to ₹ 1,000 for each day such failure continues, subject to a maximum of ₹ 200,000. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014 and the DR Framework, and may affect the trading value of our ADSs relative to our equity shares.

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

Under the Companies Act, 2013, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to JPMorgan Chase Bank, N.A. (the "Depositary"), which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be diluted.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2023. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company.”

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") , new SEC regulations, NYSE rules, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (“Insider Trading Regulations”), the Indian Companies Act, 2013 (“Companies Act, 2013”) and the Foreign Exchange Management Act, 1999 are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain or maintain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, the compliance requirements under the SEBI Listing Regulations, Companies Act, 2013, and the rules under the NYSE are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our Board of Directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively. Additionally, under the SEBI Listing Regulations, the Chief Executive Officer, the Managing Director or a full time director appointed under the Companies Act, 2013 and the Chief Financial Officer are required to certify to the board of directors of the Company (the "Board") that (i) they accept responsibility for establishing and maintaining internal controls for financial reporting, (ii) that they have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting, and (iii) they have disclosed to the auditors and the Audit Committee any significant changes in internal control over financial reporting during the year, instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company’s internal control system over financial reporting, deficiencies in the design or operation of such internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

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

Global pandemics may have a significant adverse impact on our business and results of operations.

Global pandemics may cause significant loss of life and result in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, potentially through lockdown policies, restriction on business activities and business shutdowns. This may adversely impact the demand for our offerings, our service delivery and our business in certain sectors, countries and service offerings. Further, macroeconomic conditions caused by a pandemic may result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables (including contract assets and unbilled receivables) and negatively impact our liquidity and cash generated from operations. A pandemic may impact our ability to deliver services to clients, and any volatile regional and global economic conditions stemming from a pandemic could materially adversely impact our business. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares or ADSs may be adversely impacted.

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading information technology (“IT”) services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses.

With over 250,000 dedicated employees (including support functions) across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world.

History and Development of the Company

Wipro was incorporated on December 29, 1945, as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which was superseded by the Companies Act, 2013. Today, Wipro is a public limited company deemed to be registered under the Companies Act 2013, and is registered with the Registrar of Companies, Bengaluru, Karnataka, India as Company No. 20800. In 1946, we held our initial public offering in India of our equity shares. In October 2000, we raised capital in the initial U.S. public offering of ADSs that were listed on the NYSE. We are listed on the NSE and BSE in India and Wipro’s ADSs are listed on the NYSE. Wipro is a constituent of the Nifty and the NYSE TMT Indices. Our registered office is in Bengaluru, India. The senior management operates from local offices in key regions of operations such as North America, Europe, the United Kingdom, Australia, Latin America and Asia as well as from Bengaluru, India.

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

Over the last few years, we have transformed our portfolio of services to focus on areas such as digital, cloud, engineering services and cyber security by investing in new technologies organically as well as through acquisitions. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed-price, capacity based, pay-per-use, as-a-service and outcome-based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions.

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

During the year ended March 31, 2021, Wipro Limited adopted a new organizational structure designed to simplify our go-to-market execution and ensure sector focus and growth in non-US markets. The previous structure of multiple delivery units was replaced by a simplified model designed to bring the best of Wipro closer to our customers. Our IT Services segment consists of four Strategic Market Units (“SMUs”) and two Global Business Lines (“GBLs”). The four SMUs are Americas 1, Americas 2, Europe, and Asia Pacific, Middle East, and Africa ("APMEA").

Effective April 1, 2023, we further reorganized from two GBLs to four GBLs, catering to cloud, enterprise technology and business transformation, engineering, and consulting services. The four GBLs are now Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge and Wipro Consulting. The four GBLs will deepen alignment to clients’ evolving business needs and capitalize on emerging opportunities in high-growth segments of the market. The new model reflects the Company’s continued pivot toward strategic areas and its focus on leveraging the power of ‘One Wipro’ to deliver on our clients’ entire spectrum of business and technology transformation goals. This will accelerate speed-to-market, streamline decision making and allow us to channel investments more effectively and efficiently.

We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on the four SMUs and service offerings, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in each SMU are predominantly locally staffed.

The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and/or any Indian State Governments (“ISRE Customers”). During the year ended March 31, 2019, we carved out ISRE as a separate segment from our global IT Services business. We made this decision because we changed our strategy for providing services to ISRE Customers. Historically, projects in our ISRE business have been primarily system integration (“SI”) projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles.

Effective April 1, 2023, we will be once again merging our ISRE segment with our IT Services segment, as we have aligned the sales strategy for the GoI and/or ISRE customer to that of the larger IT Services segment and shifted focus to our broader service offerings including digital transformation, cybersecurity, engineering services and consulting services. Further, the projects which had longer gestation periods and higher balance sheet investments has since been significantly completed, closed or ramped down. As a result of our strategy with respect to SI projects, and increasing emphasis on consulting and digital engagements instead, our ISRE and IT Services segments now have similar sales cycles, billing and collection processes.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal years.

Wipro Limited’s registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560 035, and the telephone number of the registered office is +91-80-28440011. Our website is https://www.wipro.com. The name and address of Wipro’s registered agent in the United States is C T Corporation System, located at 28 Liberty Street, New York, New York 10005. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management;
•
Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers;
•
Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific;

•
Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), a provider of cyber security, DevOps and quality engineering services;
•
Edgile, LLC (“Edgile”), a transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity;
•
LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor Products for customers across the Americas and Europe;
•
Eximius Design, LLC and Eximius Design India Private Limited (“Eximius”), a leading engineering services company with expertise in semiconductor, software and systems design;
•
Encore Theme Technologies Private Limited (“ETT”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific;
•
4C NV and its subsidiaries (“4C”), a Salesforce multi-cloud partner in Europe, U.K. and the Middle East; and
•
IVIA Serviços de Informática Ltda. (“IVIA”), a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil.

Divestitures

During the year ended March 31, 2023, we sold 100% of the membership interest in Wipro Opus Risk Solutions LLC, which is accounted for using the equity method. During the year ended March 31, 2022, we sold our investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), which was accounted for using the equity method.

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Note 26 of the Notes to the Consolidated Financial Statements for additional information about our divestitures.

Capital Expenditure

We incurred total cash outflow of ₹ 19,577 million, ₹ 20,153 million and ₹ 14,834 million during the fiscal years ended March 31, 2021, 2022 and 2023, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2023, we had contractual commitments of ₹ 7,675 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets.

Industry Overview

IT Services

Technology spending is forecasted to increase with enterprises investing in value-driven transformation focused on areas like cloud transformation, automation, integration of AI, data analytics and cybersecurity as their top priorities. The demand for digital transformation and infrastructure modernization will continue to drive growth for the industry with accelerated adoption of digital and emerging technologies, such as next generation AI, augmented reality (“AR”), virtual reality (“VR”), extended reality, web3 and metaverse, 5G and edge, cyber and bio convergence. While emerging technologies will disrupt industries, they will also pose new risks in the areas of data privacy, surveillance and ownership.

Global IT service providers are equipped to support enterprises across various industries to overcome the current challenges, with a wide range of offerings in software development, digital transformation, IT business solutions and consulting, research and development, technology infrastructure and business process services. The IT services industry is expected to accelerate and drive decisions in fiscal year 2024 based on investments made by clients in cost optimization, operational excellence, digital transformation, vendor consolidation, productivity improvement, customer experience programs, innovation in products and services, talent management, future of workplace and workforce, and environmental, social, and governance (“ESG”) initiatives.

According to the Strategic Review 2023 published by NASSCOM (the “NASSCOM Report”), revenue for the Indian IT services’ sector is expected to witness growth of 8.3% year-on-year in fiscal year 2023, led by IT modernization including application modernization, cloud migration and platformization. Digital revenues are estimated to account for 32%-34% of total industry revenue, growing at 16% annually in fiscal year 2023. IT services contracts will include a significant digital component, led by digital transformation, cloudification, platform engineering, AI, building software-as-a-service (“SaaS”) enabled products and associated consulting services. According to the NASSCOM Report, next generation technologies, such as sensor technology, smart robots, autonomous driving, computer vision, deep learning, autonomous analytics, AR/VR, sustainability technology, edge computing, distributed ledger, spacetech and 5G/6G are expected to witness twice the average growth in fiscal year 2023.

The NASSCOM Report estimates that revenue for the engineering services sector will grow 11% year-on-year, reaching US$41 billion in fiscal year 2023, led by increasing softwarization of equipment and devices, ad cloudification, next generation connectivity solutions (e.g., Industrial IoT), autonomous tech, 5G, cloud engineering, EV technology (e.g., electric batteries) and digital engineering (e.g., platform engineering and device-as-a-service).

Enterprises are prioritizing cost takeout and operational excellence initiatives and are bearish on discretionary spends. Significant opportunities exist as clients realign vendor portfolios. Industry verticals such as banking and financial services, hi-tech, and retail and consumer are showing signs of caution in their technology spending in response to financial market instabilities, cost pressures, lingering inflation and weak consumer spending. Telecom clients are expected to prioritize monetizing their 5G investments while verticals such as healthcare, utilities and automotive are expected to stay resilient.

Focus on ESG parameters will continue to be a driver for differentiation. Clients expect providers to not only meet the global standards on ESG, but also help the client make progress on their ESG goals across key focuses such as climate change, diversity and inclusion, corporate governance and cybersecurity.

IT Products

According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$17.4 billion in fiscal year 2023, compared to US$ 16.6 billion in fiscal year 2022, and overall revenue for the hardware industry is expected to be US$17.8 billion in fiscal year 2023, compared to US$ 17 billion in fiscal year 2022. The growth is expected to be driven by computer hardware and peripherals due to remote work, online learning, rise of e-commerce, and government initiatives that continue to increase digital and internet connectivity. The Indian domestic hardware market will continue to grow due to the demand for remote networking infrastructures.

ISRE

The GoI is accelerating digitalization initiatives, with increased IT spending driven by the GoI’s Digital India initiative focused around citizen experience and digital inclusion. According to the NASSCOM Report, the GoI played a prominent role as both adopter and enabler for technology adoption through various GoI initiatives like Make in India and the ease of doing business and production linked incentive (“PLI”) schemes for foreign companies, as well as by reworking legacy labor laws and agricultural policies.

In fiscal year 2023, the GoI and Indian public sector enterprises are expected to spend US$9.5 billion on technology with an increased focus on cloud, with the NASSCOM Report indicating an additional investment of US$2-3 billion in cloud alone. New age technologies have been adopted across various industries, and India’s central and state governments are expected to invest an additional US$2-3 billion specifically in new age technologies. Per the GoI budget for fiscal year 2023 as well as updates to India’s data protection laws, the GoI continues to encourage investment in data centers with the intent to make India a data center hub. Given the consolidation of trends and customer needs in the IT Services segment and ISRE segment, effective as of April 1, 2023, we will be merging the ISRE segment with the IT Services segment.

Business Overview

Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm with over 250,000 employees across six continents helping our customers, communities and planet thrive in the digital world.

We are recognized globally for our strong commitment to sustainability. We nurture inclusivity as an intrinsic part of Wipro’s culture. Our deep resolve to improve the communities we live and work in, is appreciated by our customers, investors, analysts, and employees.

We aspire to be a ‘value orchestrator’ to our clients – an end-to-end digital transformation partner that delivers personalized outcomes through holistic solutions. To achieve this, we proactively conceptualize, orchestrate and seamlessly deploy value by bringing together domain knowledge, technologies, partners and hyperscalers to solve complex problems for our clients.

Wipro’s holistic portfolio of capabilities and ability to navigate vertically and horizontally across ecosystems helps our clients achieve competitive advantage. Our focus is to maximize business outcomes by converging themes across industry domains, products, services, and partners as we develop and deliver tailored business solutions for our clients. This combined with operational excellence, automation, higher productivity and integration of consulting and technology practices strengthens our ability to deliver industry solutions effectively and at scale. We are focused towards building long-term relationships with customers and tightly aligned visions and outcomes structured through a highly governed and co-managed engagement process.

Our IT Services segment provides a range of IT and IT-enabled services which include digital strategy advisory, customer-centric design, consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design to leading enterprises worldwide.

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

Our ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Our ISRE strategy focuses on consulting and digital engagements with ISRE Customers.

Our Business Strategy

Our vision is to:

•
be a trusted partner to our clients in their transformation journey and enable them in achieving leadership in their respective industries;
•
orchestrate value for our clients as part of their transformation journey through sector focused ‘Business Solutions’, ‘Digital’ and ‘Technology’ capabilities, cutting edge innovation, leveraging our strategic ecosystem partnerships and our world class talent; and
•
stay resolute in our commitment to the environment, societies and communities in which we live and work.

It is our ambition to be the ‘orchestrator of choice’– where we bring together entire ecosystems, technologies, partners, and hyperscalers to solve complex business and technology problems for our clients.

We aim to be a true global leader in our industry, one that is fast-growing, dynamic, and innovative, is constantly reinventing itself and is attracting the best talent from different industries.

We realize our ambition through our strategy, which is defined in the context of five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and operational excellence.

1.
Accelerate growth – focus and scale

We have prioritized specific sectors in the chosen geographies/markets, and we will accelerate efforts to drive market leadership in these areas.

Americas and UK continue to be large and key focus markets. Strong growth plans are driving our ambitions for Europe and APMEA.

Our choice of sectors in a market is being driven by both market attractiveness and by Wipro’s competitive positioning and strengths.

All SMUs and sectors grew during fiscal year 2023.

2.
Strengthen clients and partnerships

We have four anchors for our growth. First, our portfolio of large clients; second, winning large deals; third, accelerating growth through our partnerships; and fourth, inorganic growth through M&A and Wipro Ventures.

We are accelerating growth by strongly aligning our organization around our key customers. Each of them has a Global Account Executive (“GAE”) – a senior leader representing and taking the best of Wipro to the customer. GAEs are supported by a team of industry and technology specialists and delivery leaders for growing these accounts.

We are significantly focusing on large deal origination and winning. We have invested in a specialized large deals team, composed of deal principals, financial and commercial modelers, experienced consultants and program directors.

In fiscal year 2023, our top five and top ten IT Services customers grew 11.8% and 12.3% year-on-year, respectively. Our large deal total contract value (i.e., deals greater than or equal to US$ 30 million in total contract value) in fiscal year 2023 was at US$ 3.9 billion, which grew 66.5% year-on-year.

We are co-investing, co-innovating, and co-creating with hyperscalers and industry leading platform players such as Amazon Web Services (“AWS”), Microsoft, Google, Salesforce, SAP and ServiceNow to drive leading-edge solutions. Some examples are our dedicated studios with partners like our @now studio with ServiceNow, Wipro-Google Cloud Innovation Arena in Bengaluru, Wipro AWS Launch Pad co-innovation center in São Paulo, Brazil. Together with our partners, we are seeing great traction in areas like cloud-led modernization, AI, machine learning (“ML”), industry and context-specific digital solutions and cloud-native architectures.

We are also bringing cutting edge capabilities from the ecosystem to our clients through our investments through Wipro Ventures in early to mid-stage start-ups building innovative enterprise solutions and our academia partnerships. As of March 31, 2023, Wipro Ventures manages twenty-three active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in eight enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, Nexus Venture Partners, Sorenson Ventures, SYN Ventures, TLV Partners and Work-Bench Ventures.

Mergers and acquisitions are an integral part of our business strategy because acquisitions help us leapfrog in strategic areas. Our goal is to fast-track capability building in emerging areas and accelerate our access and footprint in identified markets. With a strong post-merger integration focus, we are committed to driving synergies and effectively integrating acquisitions. In the last few quarters, we have closed several acquisitions in US, Europe, Latin America, Australia, and India, including our acquisitions of Rizing and CAS during fiscal year 2023. These have strengthened our local presence, enhanced our capabilities, and significantly improved our positioning in key markets and segments.

We are also focusing our investments on driving a future-ready sales operating model with focused account segmentation, clear sales roles that drive impact and flying formation in deal pursuits that enables us to win and service our clients effectively.

3.
Lead with business solutions

We are focused on building and multiplying business solutions that solve business and technology problems for our clients.

Wipro FullStride Cloud Services is an example where we bring together our portfolio of cloud offerings, talent, capabilities, and Cloud Studio assets under one umbrella to better orchestrate the cloud journey for our clients. We continue to make strategic investments in high-growth areas like data and AI, cybersecurity, and engineering.

We are accelerating investments and increasing our focus on driving certain industry themes, such as cloud, Intelligence Everywhere, net zero goals, Industry 4.0, 5G and Edge computing and the metaverse developed through our integrated internal talent pool.

We are taking our knowledge and applying our experience in ESG to help enterprises with their sustainability goals, strategies, impact compliance, disclosure/reporting, sustainable products/services and sustainable supply chains to optimize their transition to net zero and accelerate digital and sustainable transformation.

Lastly, we have also identified and are investing in emerging areas that will drive the technology-driven opportunities in the coming decade, e.g., Topcoder Talent Cloud (which provides us access to the largest tech gig workforce of over 1.5 million members), autonomic systems, digital and phygital economy.

4.
Building talent at scale

We have a contemporary and diverse senior leadership, including in our client-facing GAE roles. We have moved our leadership closer to clients. Our leadership team has a good mix of lateral hires, and internally promoted high-performing leaders. Throughout our organizational transformation, we have continued to reinforce the spirit and values of our company.

We have an ambitious program to hire the right talent with diverse backgrounds and skills covering deep domain, design, market making and technology expertise. We are growing our existing talent by upskilling and reskilling them in client relevant areas by investing on digital learning platforms that enable ‘anytime, anywhere’ learning, social and community learning, mentoring networks and talent champions. We are expanding Topcoder Talent Cloud to enable enterprises access to top talent across the world anytime and anywhere and, in turn, provide the talent with a world of options.

We have created leadership development programs across business, technology and functions with dedicated mentors for succession planning, function rotation, for better business understanding and as rewards and recognition programs to recognize the efforts and value.

We continue to invest in building world class talent in areas such as front-end, consulting, architects, domain, and cutting-edge technologies such as AI, data sciences, cybersecurity, engineering and niche areas such as Web3, 5G and quantum computing. For example, we have built a workforce of specialists in cybersecurity called ‘CyberSecurists’ who not only bring in cyber technical expertise but are subject-matter experts in industry leading vendor-solutions. We are also working with our hyperscaler partners such as AWS, Microsoft, Google, Salesforce, SAP, ServiceNow to enable skilling through certifications and hands-on learning on their platforms.

We are committed to significantly improving gender and ethnic diversity in our leadership ranks. In the last 24 months, we have increased the number of women leaders from 7.3% to 17.3%.

We are relentlessly driving a cultural transformation to build an organization that is bold, that drives a high-performance mindset, and nurtures diverse ideas and teams. Our Five Habits fuel this transformation and provide the foundation for who we are, how we act and how we grow.

We are elevating our employee experience to build belonging, connectedness and pride in being a part of Wipro, significantly reinforcing our ability to attract, nurture and retain diverse and best talent.

5.
Operational excellence

Our operating model is anchored in sectors and markets. Our four SMUs (Americas 1, Americas 2, Europe and APMEA) are primary axis for go-to-market strategy.

•
The Americas 1 and Americas 2 SMUs are structured by sectors; and
•
The Europe and APMEA SMUs are structured by countries, with dedicated focus on identified sectors.

Our capabilities and offerings are currently under two GBLs:

•
iDEAS, comprising of Integrated Digital, Engineering and Application Services; and
•
iCORE, which is Infra Cloud, Operations, and Risk and Enterprise Cybersecurity.

However, effective April 1, 2023, we now organize our capabilities across four new GBLs. The four GBLs will deepen alignment to clients’ evolving business needs and capitalize on emerging opportunities in high-growth segments of the market. The new model reflects the Company’s continued pivot toward strategic bet areas and its focus on leveraging the power of ‘One Wipro’ to deliver on clients’ entire spectrum of business and technology transformation goals. This will accelerate speed-to-market, streamline decision making, and allow us to channel investments more effectively and efficiently.

Delivery, capabilities, solutions and horizontal specialists are owned by GBL. Effective April 1, 2023, the four GBLs are:

•
Wipro FullStride Cloud: brings our entire suite of cloud capabilities under a fully integrated, full stack offering creating an end-to-end cloud services delivery engine;
•
Wipro Enterprise Futuring: offers clients forward-looking solutions for large-scale enterprise transformation by bringing together intelligent insights, enterprise data and applications platform, digital operations and cybersecurity risk services and leveraging advanced technologies such as AI, AR/VR;
•
Wipro Engineering Edge: expands our capabilities and services in emerging technologies such as cloud, 5G, Industry 4.0, IoT, Silicon Design, embedded systems, data and AI platforms; and
•
Wipro Consulting brings: together Capco, Designit and Wipro’s domain and consulting business under a global line, driving enhanced experience sharing.

This enables focused growth, combines global expertise with local geography-focus in building capabilities, and ensures dedicated sales presence, led by proximity to clients.

We are focusing our efforts on driving operational excellence to harness our new operating model. A key element of our simplified operating model is about driving delivery excellence. Core to this is our focus on workforce transformation, program management and the new ways of working enabled by our “4M” framework – which is Model, Method, Machinery and Mindset. ‘Model’ is about driving global, distributed and boundary-less ways of working; ‘Method’ is about agile and no-shore services; ‘Machinery’ is about leveraging our AI and automation assets; and ‘Mindset’ is about problem discovery, customer intimacy and constant learning.

Operating Segment Overview

Our business comprises of the IT Services, IT Products and ISRE segments. The ISRE segment consists of IT services offerings to ISRE Customers. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2021	2022	2023
	(₹ in millions)
IT Services	605,815	781,824	897,478
IT Products	7,685	6,173	6,047
ISRE	8,912	7,295	5,823
Reconciling items	13	(3)	-
	622,425	795,289	909,348

For the fiscal year ended March 31, 2023, the IT Services segment generated 98.7% of our revenue and 100.8% of our operating income. For the same period, the IT Products segment generated 0.7% of revenue and (0.1%) of operating income and ISRE services segment generated 0.6% of our revenue and 0.3% of our operating income. For the same period, Reconciling Items constitute (1.0%) of our operating income. (Refer to Note 34 of the Notes to Consolidated Financial Statements).

Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2021	2022	2023
	(₹ in millions)
India	27,156	25,939	25,115
United States of America	336,009	427,021	506,690
United Kingdom	67,852	101,437	113,023
Rest of the world	191,408	240,892	264,520
	622,425	795,289	909,348

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 34 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings

Our IT Services service offerings are organized through two GBLs – Integrated Digital, Engineering and Application Services (“iDEAS”) and Cloud Infrastructure, Digital Operations, Risk and Enterprise Cyber Security Services (“iCORE”). iDEAS includes the Domain and Consulting, Applications and Data, Engineering and R&D and Wipro Digital service lines. iCORE includes the Cloud and Infrastructure services (“CIS”), Digital Operations and Platform (“DOP”) and Cybersecurity and Risk Services (“CRS”) service lines. We believe GBLs will bring in global scale, capabilities and solutions and best practices in delivery. However, as discussed above, effective April 1, 2023, we now organize our capabilities across four new GBLs, i.e., Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge and Wipro Consulting.

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

•
Cloud Transformation and NextGen Platforms: The practice brings together sector blueprints, architecture teams, cloud service partners, DevSecOps, digital engineering, integration, and modernization capability to build and deploy industry cloud solutions for our clients, navigating at the same time complex data environments to unlock the journey to and beyond cloud for customers. This practice includes Wipro FullStride offerings, where we partner with our clients to orchestrate an ecosystem of hyperscalers, other alliance partners, capabilities and technologies, allowing them to focus on continuous innovation and value creation.
•
Wipro Engineering: Seizing the space between technology and engineering to create solutions and platforms for sectors needing experts in Industry 4.0, IoT, Semiconductor, 5G and Automotive; our sector specific software product designers, process experts and engineers work across different product life-cycle stages for our clients. We have renamed our Engineering, Research and Development practice to “Wipro Engineering”.
•
Wipro Digital: Wipro Digital, works at the cusp of strategy, design and technology. The brand is powered by our Digital Experience Practice; bringing the best of experience, marketing and next-gen interaction platforms together with engagement process experts to execute experiences for a new generation of end customers and employees.
•
Designit: Designit provides design-led transformation solutions that better connect brands, organizations, and businesses to their end customers through a global team of researchers, analysts and design visionaries.
•
Industry Domain and Consulting: Industry Domain and Consulting brings our deep industry and consulting expertise to clients across the globe to reinvent how sectors build and operate their organizations in the future to secure growth and new leaner operating models, at the same time as supporting clients to manage their organizational change.
•
Applications and Data: Our Applications and Data teams guide enterprises on their journey towards data transformation by providing innovative data management and architecture strategies to ensure Intelligence Everywhere in an organization; executing these through our enterprise and data partner expertise such as SAP, Oracle, Salesforce, ServiceNow, MS Dynamics, Snowflake, Databricks, and Informatica.

iCORE

iCORE is committed to accelerating the transformation journey of our customers to enable the enterprise of the future that is agile, intelligent, and resilient. We transform the core of enterprises through next-generation technologies and solutions combining cloud, infrastructure, cybersecurity, process, and business operations. Our iCORE service lines include:

•
Cloud Infrastructure Services (“CIS”): CIS partners with organizations to modernize their IT landscape by unlocking the transformative opportunities powered by the cloud. We help build business agility and improve operational efficiency to uncover new opportunities for innovation through our offerings in cloud, data center, digital workplace, connected intelligence, IoT, digital network and edge computing.
•
Cybersecurity and Risk Services (“CRS”): CRS is a next-gen cybersecurity offering that seamlessly integrates the business needs of today with the future needs of tomorrow. Our CyberSecurists help customers achieve a resilient cyber future through advisory-led security and risk management solutions. For us, cyber defense is not just proposals and promises, or simply keystrokes and code. It is pure, cutting-edge security in action delivered with genuine expertise.
•
Digital Operations and Platforms (“DOP”): DOP technology solutions build agile, intelligent, and automated processes to help enterprises drive differentiated customer experiences with an outcome-driven approach. With powerful business intelligence at its core, we help unlock the human potential needed to drive innovation and accelerate newer and faster responses to the ever-evolving market needs.

Effective April 1, 2023, we now organized our capabilities across the four GBLs below:

•
Wipro FullStride Cloud: brings our entire suite of cloud capabilities under a fully integrated, full stack offering creating an end-to-end cloud services delivery engine;
•
Wipro Enterprise Futuring: offers clients forward-looking solutions for large-scale enterprise transformation by bringing together intelligent insights, enterprise data and applications platform, digital operations and cybersecurity risk services and leveraging advanced technologies such as AI, AR/VR;
•
Wipro Engineering Edge: expands our capabilities and services in emerging technologies such as cloud, 5G, Industry 4.0, IoT, Silicon Design, embedded systems, data and AI platforms; and
•
Wipro Consulting: brings together Capco, Designit and Wipro’s domain and consulting business under a global line, driving enhanced experience sharing.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
Per client revenue (US$)	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
1-3 million	217	269	323
3-5 million	92	113	116
5-50 million	217	247	258
50-100 million	29	31	34
> 100 million	11	19	19
Total > 1 million	566	679	750

The largest client of our IT Services business accounted for 3.1%, 3.2% and 3.2% of revenues from the IT Services business as a whole for the years ended March 31, 2021, 2022 and 2023, respectively. The five largest clients of our IT Services business accounted for 12.1%, 12.5% and 13.0% of our total IT Services revenues for the years ended March 31, 2021, 2022 and 2023, respectively.

IT Services Sales and Marketing:

We sell our IT services in 65 countries through locally staffed sales teams aligned with specific industries and geographies. Our sales teams serve as trusted partners to our clients in their transformation journeys. This is done with the goal of enabling clients to be leaders in their respective industries and achieve outstanding business outcomes. We combine global expertise with local geography-focus to assist our clients, creating new possibilities at the intersection of design, industry, consulting, managed services, and next-generation technologies.

In a hybrid work environment, our local sales efforts are enabled through digital channels and collaborative technologies and complemented by our marketing functions which assist through building brand awareness, positioning our business solutions, expanding our footprint in specific accounts.

Our success as trusted partners to our clients is dependent on key elements of our sales model:

•
Strengthening relationships: We have designated GAEs and client executives, that have primary responsibility for the client relationship, providing strong accountability and client focus. Partners are playing an increasingly important role in our clients’ transformations. We continue to expand our partner relationships, with market development leads aligned to partner teams and a strategic focus on the business impact of our partnerships.
•
Unrelenting focus on our clients’ ambitions: Our sales teams seek to understand our clients’ most consequential challenges and help them overcome them in ways that go beyond what they imagined for themselves. This includes orchestrating across Wipro and our ecosystem of partners to create solutions with clear business outcomes.
•
Simplified sales model: Our simplified sales model, underlying processes and technology enhancements will provide a more seamless sales process with empowered sales teams who act with agility and alignment to bring the best of Wipro to our clients.

•
Large deals expertise: Our strategic pursuits team is aimed at the largest and most complex transformation deals. It consists of deal principals, financial and commercial modelers, experienced consultants, and program directors, to bring expertise in creation, solutioning, structuring and supporting in winning large deals.
•
Business imperative-oriented go-to-market: Wipro’s new operating model is enabled through the development of offerings that transcend our lines of business and practices to deliver transformation and business outcomes to our clients. We bring the breadth of Wipro to bear with co-created solutions that are industry and domain relevant.

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

The following factors differentiate us from our competition:

•
Our ability to orchestrate value for our clients by stitching together industry knowledge, technology expertise, and ecosystem capabilities to solve complex problems for our clients.
•
Our comprehensive and integrated suite of end-to-end industry specific business solutions, such as digital bank of the future, open subsurface data universe platform for oil and gas, core modernization for faster 5G, cloud car, digital twins, metaverse hardware labs, patient monitoring platforms, digital lending, AI enabled security automation, green financing, energy optimization and sustainability platforms.
•
Our investments in developing IP across products, platforms, frameworks, solutions, components, accelerators, tools, and apps such as Wipro HOLMESTM, Wipro VirtuadeskTM enable us to deliver enormous efficiency and time-to-market advantage to our customers.
•
Topcoder Talent Cloud is the world’s largest tech gig platform with over 1.5 million developers, designers, data scientists and testers. It enables our clients with anytime, anywhere access to top talent across the world and in turn, provides the talent with a world of options.
•
Our focus on bringing innovations to the market and turn our clients’ brand promise into reality through experiences, storytelling, campaigns, content, and data leveraging our experience innovation company, Designit.
•
We have a global delivery model that is enabled by our “4M” framework – which is Model (global, distributed, boundary-less ways of working), Method (agile, no-shore services), Machinery (AI and automation assets) and Mindset (problem discovery, customer intimacy, constant learning).
•
Our bold and high-performance culture fueled by our Five Habits and our focus on upskilling and reskilling helps us nurture diverse ideas and teams, as well as attract and retain best talent across key markets.
•
Our emphasis on strategic M&A to fast-track capability building in emerging areas and accelerate access to identified markets is our key strength, e.g., together with Capco, we are a new leading partner to the financial services industry that delivers high-end consulting and technology transformations. Our acquisition of Rizing positioned us as a strategic partner to our clients across several industries, delivering best in class SAP consulting (EAM, HCM, S/4 HANA), products and implementation services.
•
We bring cutting edge capabilities to our clients through our Wipro Venture investments in early to mid-stage start-ups in areas such as data, AI, automation, IoT and cybersecurity.
•
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

IT Products

We provide IT products primarily as a complement to our IT services offerings rather than sell standalone IT products.

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2023, we had one customer that accounted for 18.4% of our overall IT Products segment revenue.

IT Products Sales and Marketing

We are value-added resellers of third-party enterprise products through our direct sales force. Our sales teams are organized by industry vertical. Our GAEs and client executives receive support from our corporate marketing team to assist in brand building and other corporate level marketing efforts for various market segments.

IT Products Competition

Our competitors in the IT Products market include global system integrators as well as local and niche services providers operating in specific geographies like India. One of the major challenges we encounter is margin pressure due to competitive pricing. Achieving mind share and market share in a crowded marketplace requires differentiated strategies on pricing, branding, delivery and products design. In the system integration market, we believe we are favorably positioned based on our brand, quality leadership, expertise in target markets and our ability to create customer loyalty by delivering value to our customers. The following factors differentiate us from our competition:

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

ISRE

The ISRE segment consists of IT Services offerings to departments or ministries of the GoI and/or the Indian State Governments, as well as to corporate entities where more than 51% of the paid-up capital is held by the GoI or any Indian State Government, either individually or jointly (i.e., a “Public Sector Undertaking”). In certain cases, corporate entities which are held by GoI or an Indian State Government (more than 51%), in turn hold more than 51% stake of paid-up capital in other entities (i.e., a controlling stake), such other entities are also classified as an ISRE. Effective as of April 1, 2023, we will be merging the ISRE segment with the IT Services segment.

ISRE Customers

We have customers across the GoI and Indian State Governments and in industry sectors such as BFSI and ENU in the form of corporate entities where more than 51% of the paid-up capital is held by the Central and/or State governments of India. We work with multiple ISRE customers and our top two ISRE customers contributed approximately 27.2% of our ISRE revenues for the year ended March 31, 2023. Our largest ISRE customer accounted for 15.3% of our overall ISRE segment revenue for the year ended March 31, 2023.

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

ISRE Competition

In the ISRE sector, our competition comes from both local and global IT services companies, including large global consulting firms. For the GoI segment, several small companies have entered the market as disruptors, with most of these small companies focused on penetration strategy. The following factors differentiate us from our competition:

•
Our deep technology knowledge and domain expertise specifically in BFSI and ENU
•
Our strong partnership with key alliance partners including hardware and software partners.
•
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

As of March 31, 2023, we have 1,312 registered patents in various countries. We have filed 25 patents during the year ended March 31, 2023, and currently have approximately 747 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2023, we held 342 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 41 trademark applications are pending for registration in various jurisdictions across the world.

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

Effect of Government Regulation on our Business

Regulation of our business by governments across the world affects our business in several ways. Our registered office is in India and we are subject to the regulations notified by the GoI. We benefit from certain tax incentives promulgated by the GoI, including the export of IT services from SEZs. As a result of this incentive, our operations have been subject to relatively lower Indian tax liabilities. However, any new SEZ which commences operation on or after April 1, 2021 will not be entitled to any special tax exemption, which may have the effect of increasing tax outflow in future.

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

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 22.71 million square feet of land for future expansion plans. We have 26.03 million square feet of owned software development facilities in India and over 1.56 million square feet of leased software development premises in India.

We have approximately 2.84 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 1.07 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 19,577 million, ₹ 20,153 million and ₹ 14,834 million on capital expenditure during the fiscal years ended March 31, 2021, 2022 and 2023, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 51 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 137 similar facilities located in the following regions: Europe, Middle East, Africa and Asia-Pacific region (other than India).

We own one site located in Pondicherry, India, which is approximately 0.06 million square feet of land.

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

We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We also set an intermediate target of a 55% reduction in our absolute emission levels by 2030 compared to 2017. These targets are based on the globally accepted Science Based Targets initiative (“SBTi”) and reflect significant decarbonization and operational changes that we will implement to achieve net-zero by 2040. The primary levers of our decarbonization drive are:

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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2023, we had contractual commitments of ₹ 7,675 million primarily related to capital expenditures on construction or expansion of software development facilities.

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

Overview

Wipro Limited is a leading information technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses.

With over 250,000 employees (including support functions) across 65 countries, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world.

Trend Information

Global economic activity experienced a sharper-than-expected slowdown in the fiscal year 2023. With central banks raising interest rates and food and energy prices coming down, global inflation is gradually subsiding. This has resulted in marginal improvement in business and household buying power.

The near-term outlook remains highly uncertain with downside risks from the unpredictable course of the geo-political conflict in Europe, continued impact from tighter monetary policy, inflation and recession fears, pressures in global energy markets reappearing, and financial market volatility. Rapid tightening of fiscal policies has exposed vulnerabilities both among banks and non-bank financial institutions, with fluctuations in financial conditions due to shifts in market sentiment. This may result in slowdown in demand in certain markets and lead to delayed decision making.

Enterprises are prioritizing cost takeout and operational excellence initiatives and are bearish on discretionary spends. Significant opportunities exist as clients realign vendor portfolios. Industry verticals such as banking and financial services, hi-tech, and retail and consumer are showing signs of caution in their technology spending in response to financial market instabilities, cost pressures, lingering inflation and weak consumer spending. Telecom clients are expected to prioritize monetizing their 5G investments while verticals such as healthcare, utilities and automotive are expected to stay resilient.

IT Services:

Global IT service providers offer a range of end–to-end software development, digital services, IT business solutions, research and development services, technology and cloud infrastructure services, business process services, consulting and related support functions. According to the NASSCOM Report, India’s IT services revenue is expected to grow 8.3% year-on-year in fiscal year 2023, led by IT modernization including application modernization, cloud migration and platformization. Digital revenues are estimated to account for 32-34% of total IT services revenue, growing at 16% year-on-year in fiscal year 2023. IT services contracts will include a significant digital component, led by digital transformation, cloudification, platform engineering, AI, building SaaS-enabled products and associated consulting services. According to the NASSCOM Report, next generation technologies, such as sensor tech, smart robots, autonomous driving, computer vision, deep learning, autonomous analytics, AR/VR, sustainability tech, edge computing, distributed ledger, spacetech and 5G/6G are expected to witness twice the average growth in fiscal year 2023.

Our strategy supports value creation for clients and growth for our organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and operational excellence. We are focusing our efforts and our investments on maximum results, going deeper in areas that we believe we have strength and defocusing on others, and scaling up to secure leadership positions. Our new strategy will bring us closer to clients, drive greater agility and responsiveness and help us become the employer of choice. Further, we have invested in acquiring new technology and skills. In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
Rizing, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management;
•
CAS Group, a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers;

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
•
Encore Theme Technologies Private Limited, a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific;
•
4C NV and its subsidiaries, a Salesforce multi-cloud partner in Europe, U.K., and the Middle East, helping companies unlock commercial value and achieve business transformation by consistently putting customers first; and
•
IVIA Serviços de Informática Ltda., is a company specialized in information technology that develops solutions to improve and expand the business of its customers, either by reducing costs, increasing productivity or generating innovation.

In fiscal year 2023, our top five and top ten IT Services customers grew 11.8% and 12.3% year-on-year, respectively.

Our large deal total contract value (i.e., deals greater than or equal to US$ 30 million in total contract value) in fiscal year 2023 was at US$ 3.9 billion, a growth of 66.5% year-on-year.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2023 is 29.47%. We anticipate challenges in improving our gross profits, largely due to the following reasons:

•
Lower utilization of our resources, arising from a slowdown in the economic environment resulting in weak demand for our services from customers or reduction in discretionary spends,
•
Loss of revenue due to vendor consolidation or insourcing at the customer end;
•
Annual increases in salaries, progressions and bonuses;
•
Limited ability of the market to accept increase in prices for our offerings to fully offset incremental costs;
•
Investment in acquisitions with onsite capabilities which can potentially contribute lower margins;
•
The impact of exchange rate fluctuations on our Indian Rupee realizations; and
•
Investment in domain architects, deep subject matter experts and diversified local leadership.

In response to the increased competition in the marketplace for IT services and pressure on gross margins, we are focusing on:

•
Pyramid structure by hiring from university campuses as a core aspect of our margin management and judicious lateral hiring;
•
Using next-generation technology-led business process services to drive efficiency-led automation, superior customer experience and maximizing returns;
•
Reskilling and redeploying existing resources and optimizing utilization of our existing talent pool over variable workforce (i.e., sub-contractors);
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

IT Products

According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$17.4 billion in fiscal year 2023, compared to US$ 16.6 billion in fiscal year 2022, and overall revenue for the hardware industry is expected to be US$17.8 billion in fiscal year 2023, compared to US$ 17 billion in fiscal year 2022. The growth is expected to be driven by computer hardware and peripherals due to remote work, online learning, rise of e-commerce, and government initiatives that continue to increase digital and internet connectivity. The Indian domestic hardware market will continue to grow due to the demand for remote networking infrastructures.

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

ISRE

According to the NASSCOM Report, the GoI played a prominent role as both adopter and enabler in India tech adoption through various GoI initiatives like Make in India and the ease of doing business, PLI schemes for foreign companies, as well as by reworking legacy labor laws and agricultural policies.

In fiscal year 2023, the GoI and Indian public sector enterprises are expected to spend US$9.5 billion on technology with an increased focus on cloud, with the NASSCOM Report indicating an additional investment of US$2-3 billion in cloud alone. While new age technologies have been adopted across various industries, India’s central and state governments are expected to invest an additional US$2-3 billion specifically in new age technologies.

The GoI has set up centers of excellence for cloud and AI across the country, strengthening India’s technology and research ecosystem by building a skilled workforce and promoting more innovative start-ups.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. The Company’s policy of capital allocation includes payout of minimum 45%-50% of net income for period of trailing three years. There is no change in our philosophy on shareholder return.

Cash Dividends: The cash dividend paid during the year ended March 31, 2022 was an interim dividend of ₹ 1 per equity share. Further, the Board at its meetings held on March 25, 2022, declared an interim dividend of ₹ 5 per equity share, which was subsequently paid on April 19, 2022. The cash dividend paid during the year ended March 31, 2023 was an interim dividend of ₹ 1 per equity share. The Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend for the year ended March 31, 2023.

Buyback of equity shares: On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹2 (US$0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹445 (US$5.41) per equity share for an aggregate amount not exceeding ₹120,000 million (US$1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately.

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2021 and March 31, 2022. Such omitted discussions can be found in Item 5 of our annual report on Form 20-F for the year ended March 31, 2022, filed with the SEC on June 9, 2022.

Our revenues and profits for the years ended March 31, 2022 and 2023 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions, except earnings per share data)
Revenue (1)	795,289	909,348	14.34%
Cost of revenue	(555,872)	(645,446)	16.11%
Gross profit	239,417	263,902	10.23%
Selling and marketing expenses	(54,935)	(65,157)	18.61%
General and administrative expenses	(46,382)	(59,139)	27.50%
Other operating income (2)	2,186	—	(100.00)%
Operating income	140,286	139,606	(0.48)%
Profit attributable to equity holders	122,191	113,500	(7.11)%

As a percentage of revenue:
Selling and marketing expenses	6.91%	7.17%	26bps
General and administrative expenses	5.83%	6.50%	67bps
Gross margins (3)	30.02%	29.02%	(100)bps
Operating margin (3)	17.59%	15.35%	(224)bps
Earnings per share
Basic	22.35	20.73
Diluted	22.29	20.68

(1)
For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹ 790,934 million and ₹ 904,876 million for the years ended March 31, 2022 and 2023, respectively. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

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

Segment Information

We are organized into the following operating segments: IT Services, IT Products and ISRE.

IT Services: Our IT Services segment is organized in four SMUs—Americas 1, Americas 2, Europe and APMEA.

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

ISRE: The ISRE segment consists of IT services offerings to entities and/or departments owned or controlled by the GoI and/or ISRE Customers. Historically, projects in our ISRE business have been primarily SI projects that have complex deliverables and, compared to our IT Services segment, longer working capital cycles and different downstream processes, including billing and collections. Most ISRE deals come in the form of a tender process, with little room to negotiate the terms and conditions. We have pivoted our ISRE strategy to focus more on consulting and digital engagements and to be selective in bidding for SI projects with long working capital cycles. Over the years, we have significantly improved our quality of revenue in the ISRE segment.

Effective April 1, 2023, we will be once again merging our ISRE segment with our IT Services segment, as we have aligned the sales strategy for the GoI and/or ISRE customer to that of the larger IT Services segment and shifted focus to our broader service offerings including digital transformation, cybersecurity, engineering services and consulting services. Further, the projects which had longer gestation periods and higher balance sheet investments has since been significantly completed, closed or ramped down. As a result of our strategy with respect to SI projects, and increasing emphasis on consulting and digital engagements instead, our ISRE and IT Services segments now have similar sales cycles, billing and collection processes.

Our revenue and segment results are as follows:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Revenue:
IT Services	781,824	897,478	14.79%
IT Products	6,173	6,047	(2.04)%
ISRE	7,295	5,823	(20.18)%
Reconciling items	(3)	—	(100.00)%
	795,289	909,348	14.34%

Segments results:
IT Services	139,078	140,783	1.23%
IT Products	115	(176)	(253.04)%
ISRE	1,173	441	(62.40)%
Reconciling items	(80)	(1,442)	1,702.50%
	140,286	139,606	(0.48)%

Analysis of Results

Results of operations for the years ended March 31, 2023 and 2022

Revenue: Our revenue increased by 14.34%.

Our IT Services segment revenue increased by 14.79%. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of our acquisitions, ramp up of our new deal wins, including large deals, and depreciation of the Indian Rupee against foreign currencies, including the USD and Canadian Dollar.

Revenue of the IT Products segment declined by 2.04%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products and our adoption of a more selective approach in bidding for SI engagements.

Revenue of the ISRE segment declined by 20.18%, which was primarily due to the completion of certain large SI deals during the year ended March 31, 2022.

The table below gives our revenue by country for the years ended March 31, 2022 and 2023:

	Percentage of revenues
	Year ended March 31,
	2022	2023
United States of America	54%	56%
United Kingdom	13%	12%
India	3%	3%
Rest of the world	30%	29%

Cost of revenues: In absolute terms, cost of revenues increased by 16.11%, primarily due to an increase in employee compensation due to the impact of salary increases, including promotions, and increase in headcount, including through acquisitions, incremental sub-contracting costs incurred to fulfil vacant positions, increase in travel expenses as travel restrictions related to COVID-19 eased, and increase in software license expenses. The following table presents our cost of revenues:

	Year ended March 31,		Year on Year change
Cost of revenues	2022	2023	2023-22	2023-22
	(₹ in millions)		(₹ in millions)
Employee Compensation	382,446	456,759	74,313	19.43%
Cost of hardware and software	6,431	6,627	196	3.05%
Sub-contracting and technical fees	106,580	112,939	6,359	5.97%
Travel	6,403	9,660	3,257	50.87%
Depreciation, amortization and impairment	20,980	21,721	741	3.53%
Facility expenses	10,120	8,271	(1,849)	(18.27)%
Software license expense for internal use	12,901	16,977	4,076	31.59%
Communication	4,250	4,644	394	9.27%
Others	5,761	7,848	2,087	36.23%
	555,872	645,446	89,574	16.11%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue decreased by 100 basis points (“bps”).

Selling and marketing expenses: Our selling and marketing expenses as a percentage of total revenue increased from 6.91% for the year ended March 31, 2022 to 7.17% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses increased by 18.61% primarily because of the increase in employee compensation due to the impact of salary increases, including promotions, and increase in sales headcount, incremental amortization of intangibles recognized on acquisitions consummated during the year ended March 31, 2022 and 2023, increase in travel expenses as client return to offices, and increase in marketing and brand building expenses. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year on Year change
Selling and marketing expenses	2022	2023	2023-22	2023-22
	(₹ in millions)		(₹ in millions)
Employee Compensation	41,339	46,840	5,501	13.31%
Travel	454	1,734	1,280	281.94%
Depreciation, amortization and impairment	8,309	10,095	1,786	21.49%
Facility expenses	499	663	164	32.87%
Software license expense for internal use	67	56	(11)	(16.42)%
Communication	438	458	20	4.57%
Marketing and brand building	2,010	2,951	941	46.82%
Others	1,819	2,360	541	29.74%
	54,935	65,157	10,222	18.61%

General and administrative expenses: Our general and administrative expenses as a percentage of revenue increased from 5.83% for the year ended March 31, 2022 to 6.50% for the year ended March 31, 2023. In absolute terms, general and administrative expenses increased by 27.50%, primarily due to the increase in employee compensation due to the impact of salary increases, including promotions, and increase in travel expenses as COVID-19 related travel restrictions were eased and increase in facility expenses as an increased number of employees return to office. These increases have been partially offset by the decrease in recruitment fees for the year ended March 31, 2023 as compared to the year ended March 31, 2022. The following tables present our general and administrative expenses:

	Year ended March 31,		Year on Year change
General and administrative expenses	2022	2023	2023-22	2023-22
	(₹ in millions)		(₹ in millions)
Employee Compensation	26,290	34,045	7,755	29.50%
Travel	463	3,051	2,588	558.96%
Facility expenses	1,371	4,558	3,187	232.46%
Software license expense for internal use	311	1,684	1,373	441.48%
Legal and professional fees	6,606	6,306	(300)	(4.54)%
Staff recruitment expenses	6,475	4,930	(1,545)	(23.86)%
Lifetime expected credit loss/ (write-back)	(797)	(602)	195	24.47%
Others	5,663	5,167	(496)	(8.76)%
	46,382	59,139	12,757	27.50%

Other operating income/(loss), net: During the year ended March 31, 2022 we recognized gain of ₹ 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and ₹ 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method. Please refer to Note 26 of the Notes to the Consolidated Financial Statements for additional details.

Operating income: As a result of the foregoing factors, our operating income decreased marginally by 0.48%, from ₹ 140,286 million for the year ended March 31, 2022 to ₹ 139,606 million for the year ended March 31, 2023, and our results from operating activities as a percentage of revenue (operating margin) decreased by 224 bps from 17.59% to 15.35%.

Finance expenses: Our finance expenses increased from ₹ 5,325 million for the year ended March 31, 2022 to ₹ 10,077 million for the year ended March 31, 2023. The increase in interest rates and incremental borrowings during the year ended March 31, 2023 primarily resulted in higher finance expense.

Finance and other income: Our finance and other income increased from ₹ 16,257 million for the year ended March 31, 2022 to ₹ 18,185 million for the year ended March 31, 2023. The increase is primarily due to increase in interest income by ₹ 3,775 million during the year ended March 31, 2023 compared to the year ended March 31, 2022.

Income taxes: Our income taxes increased by ₹ 5,046 million from ₹ 28,946 million for the year ended March 31, 2022 to ₹ 33,992 million for the year ended March 31, 2023. Our effective tax rate has increased from 19.13% for the year ended March 31, 2022 to 23.02% for the year ended March 31, 2023. This increase is primarily due to tax provisions reversed pertaining to certain audit closures for the past years in fiscal 2022. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information.

Profit attributable to non-controlling interest: Our profit attributable to non-controlling interest has increased marginally from ₹ 138 million for the year ended March 31, 2022 to ₹ 165 million for the year ended March 31, 2023.

Profit attributable to equity holders: As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹ 8,691 million or 7.11%, from ₹ 122,191 million for the year ended March 31, 2022 to ₹ 113,500 million for the year ended March 31, 2023.

Analysis of Revenue and Results by Segment

IT Services

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering. Information by SMUs for the IT Services segment for the years ended March 31, 2022 and 2023 are as follows:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	217,874	261,270	19.92%
Americas 2	239,404	278,374	16.28%
Europe	233,443	256,845	10.02%
APMEA	91,103	100,989	10.85%
	781,824	897,478	14.79%
Segments Result:
IT Services Strategic Market Units
Americas 1	42,820	49,264	15.05%
Americas 2	47,376	56,567	19.40%
Europe	35,739	35,048	(1.93)%
APMEA	10,523	8,945	(15.00)%
Unallocated	434	(9,041)	(2,183.18)%
Other operating income/(loss), net	2,186	—	(100)%
	139,078	140,783	1.23%

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 98.3% and 98.7% of our total revenue for the years ended March 31, 2022 and 2023, respectively and 99.1% and 100.8% of our operating income for the years ended March 31, 2022 and 2023, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Revenue (1)	781,824	897,478	14.79%
Cost of revenue	(543,425)	(632,969)	16.48%
Gross profit	238,399	264,509	10.95%
Selling and marketing expenses	(54,688)	(64,372)	17.71%
General and administrative expenses	(46,819)	(59,354)	26.77%
Other operating income	2,186	—	(100)%
Segment results (2)	139,078	140,783	1.23%
As a percentage of revenue:
Selling and marketing expenses	6.99%	7.17%	18bps
General and administrative expenses	5.99%	6.61%	62bps
Gross margins (3)	30.41%	29.47%	(94)bps
Segment results (3)	17.74%	15.69%	(205)bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 4,355 million and ₹ 4,474 million for the years ended March 31, 2022 and 2023, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.
(2)
For the year ended March 31, 2022, includes other operating income of ₹ 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and ₹ 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method.
(3)
Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income with Segment Revenue.

Our revenue and segment results by IT Services SMUs, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2022		2023
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Strategic Market Units
Americas 1	27.9%	30.8%	29.1%	35.0%
Americas 2	30.6%	34.1%	31.0%	40.2%
Europe	29.9%	25.7%	28.6%	24.9%
APMEA	11.6%	7.5%	11.3%	6.4%
Unallocated	NA	0.3%	NA	(6.4)%
Other operating income/(loss), net	NA	1.6%	NA	-

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2022	2023
Sector
Banking, Financial Services and Insurance	34.7%	34.9%
Consumer	17.5%	18.8%
Health	11.7%	11.8%
Energy, Natural Resources and Utilities	12.2%	11.5%
Technology	12.1%	11.4%
Manufacturing	6.8%	6.9%
Communications	5.0%	4.7%

IT Services results of operations for the years ended March 31, 2023 and 2022

The IT Services segment revenue increased by 14.79% for the year ended March 31, 2023 compared to our revenue for the year ended March 31, 2022. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of acquisitions, ramp up of our new deal wins, including large deals, and depreciation of the Indian Rupee against foreign currencies, including the USD and Canadian Dollar. Our acquisitions consummated during the year ended March 31, 2023 contributed revenues of ₹ 19,184 million.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 94 bps, primarily due to the increase in employee compensation costs by ₹ 74,295 million due to the impact of salary increases, including promotions, and increase in headcount, including through our acquisitions, incremental subcontracting costs of ₹ 6,073 million, increase in travel expenses by ₹ 3,232 million as COVID-19 travel restrictions were eased and the increase in software license costs for internal use by ₹ 4,074 million.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.99% for the year ended March 31, 2022 to 7.17% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses increased by ₹ 9,684 million primarily because of increase in employee compensation costs by ₹ 4,860 million due to the impact of salary increases, including promotions, and increase in sales headcount, incremental amortization of intangibles of ₹ 1,786 million recognized on acquisitions consummated during the year ended March 31, 2022 and 2023, increase in travel expenses by ₹ 1,278 million as clients returned to offices and increase in marketing and brand building expenses by ₹ 946 million.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.99% for the year ended March 31, 2022 to 6.61% for the year ended March 31, 2023. In absolute terms, general and administrative expenses increased by ₹ 12,535 million, primarily due to an increase in employee compensation costs by ₹ 7,772 million due to the impact of salary increases, including promotions, and increase in travel expenses by ₹ 2,577 million as COVID-19 related travel restrictions were eased and increase in facility expenses by ₹ 3,190 million as an increased number of employees return to office. These increases have been partially offset by the decrease in recruitment fees by ₹ 1,546 million.

Other operating income/(loss), net for the year ended March 31, 2022 includes a gain of ₹ 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to the sale of our hosted data center services business, and ₹ 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 205 bps, from 17.74% to 15.69%. In absolute terms, the segment results of our IT Services segment increased marginally by 1.23%.

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

Our IT Products segment accounted for 0.8% and 0.7% of our revenue for the years ended March 31, 2022 and 2023, respectively, and 0.1% and (0.1)% of our operating income for each of the years ended March 31, 2022 and 2023, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Revenue (1)	6,173	6,047	(2.04)%
Cost of revenue	(6,279)	(6,262)	(0.27)%
Gross profit	(106)	(215)	102.83%
Selling and marketing expenses	(104)	(124)	19.23%
General and administrative expenses	325	163	(49.85)%
Segment results	115	(176)	(253.04)%
As a percentage of revenue:
Selling and marketing expenses	1.68%	2.05%	37bps
General and administrative expenses	(5.26)%	(2.70)%	256bps
Gross margins	(1.72)%	(3.56)%	(184)bps
Segment results	1.86%	(2.91)%	(477)bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ Nil for each of the years ended March 31, 2022 and 2023, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

IT Products results of operations for the years ended March 31, 2023 and 2022

Our revenue from the IT Products segment decreased by 2.04% in the year ended March 31, 2023 compared to our revenue in the year ended March 31, 2022. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than sell standalone IT products, and our adoption of a more selective approach in bidding for SI engagements.

Our gross profit as a percentage of our IT Products segment revenue decreased by 184 bps. In absolute terms gross profit decreased by ₹ 109 million primarily due to decrease in revenue.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 1.68% for the year ended March 31, 2022 to 2.05% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses increased by ₹ 20 million.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from (5.26)% for the year ended March 31, 2022 to (2.70)% for the year ended March 31, 2023. In absolute terms, credit in general and administrative expenses decreased by ₹ 162 million primarily due to higher write-back in lifetime expected credit loss during the year ended March 31, 2022, which was due to collection of overdue accounts receivable.

As a result of the above, segment results as a percentage of our revenue from our IT Products segment decreased by 477bps, from 1.86% to (2.91)%. In absolute terms, the segment results of our IT Products segment decreased by ₹ 291 million.

ISRE

Our ISRE segment accounted for 0.9% and 0.6% of our revenue for the years ended March 31, 2022 and 2023, respectively, and 0.8% and 0.3% of our operating income for each of the years ended March 31, 2022 and 2023, respectively.

Operating results of the ISRE segment are as follows:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Revenue (1)	7,295	5,823	(20.18)%
Cost of revenue	(6,063)	(5,429)	(10.46)%
Gross profit	1,232	394	(68.02)%
Selling and marketing expenses	(133)	(104)	(21.80)%
General and administrative expenses	74	151	104.05%
Segment results	1,173	441	(62.40)%
As a percentage of revenue:
Selling and marketing expenses	1.82%	1.79%	(3)bps
General and administrative expenses	(1.01)%	(2.59)%	(158)bps
Gross margins	16.89%	6.77%	(1,012)bps
Segment results	16.08%	7.57%	(851) bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ Nil and ₹ (2) million for the years ended March 31, 2022 and 2023, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

ISRE results of operations for the years ended March 31, 2023 and 2022

Our revenue from the ISRE segment decreased by 20.18% in the year ended March 31, 2023 compared to our revenue in the year ended March 31, 2022, primarily due to the completion of certain large SI deals during the year ended March 31, 2022.

Our gross profit as a percentage of our ISRE segment revenue decreased from 16.89% for the year ended March 31, 2022 to 6.77% for the year ended March 31, 2023. In absolute terms, gross profit decreased by ₹ 838 million primarily because of decrease in revenue.

Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased marginally from 1.82% for the year ended March 31, 2022 to 1.79% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses decreased by ₹ 29 million.

General and administrative expenses as a percentage of revenue from our ISRE segment decreased from (1.01)% for the year ended March 31, 2022 to (2.59)% for the year ended March 31, 2023. In absolute terms, credit in general and administrative expenses increased by ₹ 77 million. This was primarily due to increased write-backs in lifetime expected credit loss during the year ended March 31, 2023, resulting from collection of overdue accounts receivable.

As a result of the above, segment results as a percentage of our revenue from our ISRE segment decreased by 851 bps, from 16.08% to 7.57%. In absolute terms, the segment results of our ISRE segment decreased by ₹ 732 million.

Reconciling Items

“Reconciling items” includes restructuring costs of ₹ 1,355 million for the year ended March 31, 2023, consisting of cash expenditures for employee severance related costs.

Acquisitions

Refer to Item 4 and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

Refer to Note 26 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.

Foreign exchange gains/(losses), net

Our net foreign exchange gains/(losses) for the years ended March 31, 2022 and 2023 were ₹ 4,355 million and ₹ 4,472 million, respectively.

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

The following table sets forth the currencies in which our revenues for fiscal year 2022 and fiscal year 2023 were denominated:

	Year ended March 31,
	2022	2023
	% of Revenues
U.S. Dollar (US$)	59%	61%
Pound Sterling (GBP)	11%	10%
Euro (EUR)	10%	10%
Indian Rupee (INR)	5%	4%
Australian Dollar (AUD)	5%	5%
Canadian Dollar (CAD)	3%	3%
Others	7%	7%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, Pound Sterling, Euro, Australian dollar and Canadian dollar for fiscal year 2022 and fiscal year 2023:

	Year ended March 31,
Average exchange rate during the year:	2022	2023	Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (US$)	74.41	80.21	(7.79)%
Pound Sterling (GBP)	101.70	96.78	4.84%
Euro (EUR)	86.58	83.54	3.51%
Australian Dollar (AUD)	54.99	54.97	0.04%
Canadian Dollar (CAD)	59.27	60.68	(2.38)%

	Year ended March 31,
	2022	2023
Exchange rate at the beginning of the year:
U.S. Dollar (US$)	73.11	75.78
Pound Sterling (GBP)	100.65	99.41
Euro (EUR)	85.75	84.07
Australian Dollar (AUD)	55.66	56.73
Canadian Dollar (CAD)	58.02	60.50
Exchange rate at the end of the year:
U.S. Dollar (US$)	75.78	82.17
Pound Sterling (GBP)	99.41	101.81
Euro (EUR)	84.07	89.38
Australian Dollar (AUD)	56.73	54.97
Canadian Dollar (CAD)	60.50	60.66
Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (US$)	(3.65)%	(8.43)%
Pound Sterling (GBP)	1.23%	(2.41)%
Euro (EUR)	1.96%	(6.32)%
Australian Dollar (AUD)	(1.92)%	3.10%
Canadian Dollar (CAD)	(4.27)%	(0.26)%

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our tax expense will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,483 million and ₹ 16,718 million for the years ended March 31, 2022 and 2023, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2022 and 2023 was ₹ 3.02 and ₹ 3.05, respectively.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax assets are recognized towards MAT in the statement of financial position for the years ended March 31, 2022 and 2023. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

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

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 million and ₹ 91,465 million are not acknowledged as debt as at March 31, 2022 and 2023, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Our ESG vision and key highlights for fiscal year ended March 31, 2023:

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

i.
Contribute effectively to addressing climate change: We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We also set an intermediate target of a 55% reduction in our absolute emission levels by 2030 compared to 2017 for (a) direct emissions from sources owned or controlled by us; (b) indirect emissions from the generation of purchased electricity, steam, heating and cooling consumed by us; and (c) all other indirect emissions that occur in our value chain. These targets are based on the globally accepted SBTi and reflect significant decarbonization and operational changes that we will implement to achieve net-zero by 2040. The primary levers of our decarbonization drive are:
a.
improving the energy efficiency of our facilities for a sustained reduction in energy consumption;
b.
increasing the use of renewable energy in our owned facilities in India through private power purchase agreements and captive solar power; and
c.
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

ii.
Responsibly manage our use of scarce water resources: We are committed to responsibly managing our use of scarce water resources by (a) improving our per capita freshwater efficiency by 10% annually and increase the proportion of recycled water use to 50% by 2030 and (b) contributing to a deeper understanding of the systemic challenges of urban water in the major cities in India in which we operate.

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

As of March 31, 2023, 61% of our electricity consumption in India is from renewable sources and we plan to vigorously scale this up in the next three years through appropriate investments. We were one of the early adopters of the Green Building Standards and over the last decade, we have demonstrated an annualized improvement of nearly 3.6% in our energy efficiency on a compounded basis. This has translated into a net reduction in our absolute electricity consumption over this period with accompanying cost savings. Our adoption of a proactive, innovative approach to building design, architecture and energy consumption is exemplified in our new campuses in Bangalore and Hyderabad. Over the years, we have been recognized as global leaders and are consistently in CDP’s “A List” of companies that are known for setting new benchmarks in their climate strategy and management.

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

i.
Building and promoting a culture of inclusion by nurturing diversity and shaping behaviors (a) through increased gender diversity overall and at the leadership level; and (b) exemplified through the Five Habits and code of business conduct.
ii.
Empowering employees through a culture of continuous learning, open communication and ethical conduct by (a) providing opportunities to employees to reskill to meet client demands; and (b) delivering leadership skills program at every stage of the career life cycle.
iii.
Becoming an employer of choice by attracting and retaining talent by building a great employee ecosystem.
iv.
Prioritizing health, well-being and safety at all times by adopting a holistic life-cycle approach that emphasizes employee safety, physical health and mental well-being.
v.
Contributing in a deep, meaningful manner to a more equitable, humane and sustainable society by working on the dimensions of education, ecology and primary health care. We also support proximate communities in times of extreme crisis.
vi.
Building capacity in the academic ecosystem on emerging digital technologies through faculty and student learning programs.
vii.
Collaboratively developing and enhancing a sustainable and responsible supply chain by proactively expanding the diversity of our supplier base with an active focus on women-owned enterprises, minority-owned enterprises and micro, small and medium enterprises. We are committed to responsible supplier conduct with respect to environmental and human rights in the supply chain and a transparent supplier governance process that guarantees fair practices and zero tolerance for corruption.

As of March 31, 2023, our workforce includes (a) 36.4% women; (b) 17.3% women in senior leadership roles; (c) 22.7% women across all management positions; and (d) 769 employees with disabilities.

Our current social and community projects consciously focus on children with disabilities and supporting government school infrastructure. We have a strong network of more than 200 partners across India and the rest of the world. Wipro Earthian is our flagship sustainability education program with outreach across India. We provide strategic support for improvements in STEM teaching and learning in the US and UK in partnership with institutes like the University of Massachusetts Amherst and Stanford in the US, and Kings College, London and Sheffield Hallam University in the UK.

We are expanding and strengthening our work on primary healthcare in urban slum communities by supporting 80 primary healthcare centers, which has positively impacted 1.3 million people. Last year, we rolled out a mental health initiative in one of the urban slum communities in Pune, where we were already providing maternal and pediatric care. Key highlights of our work on primary healthcare in urban slum communities include introduction of health care projects in Bhubaneshwar, Vizag, Coimbatore, Hyderabad, and Jaipur. We have added 12 healthcare projects in fiscal year 2023, taking our total to 26 projects in the primary health care space. We continue to leverage the passion of committed employees and Wipro leaders as a vital contributing force to our community initiatives with employee volunteering chapters across locations.

c.
Governance

We are committed to building and maintaining the highest standards of governance based on the bedrock of Wipro values and ethical business conduct through (a) the Wipro values of unyielding integrity and consistent ethical business conduct to be the basis for every employee and staff member’s actions; (b) Board governance norms reflecting globally accepted principles and emerging issues of importance; (c) leadership in responsible technology governance, with a specific focus on cybersecurity, data privacy and AI; and (d) leadership in ESG by maintaining rigorous and transparent ESG disclosures, enabled by regular board and leadership reviews.

For more information on our ESG initiatives, please visit our website at www.wipro.com.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year on Year change
	2022	2023	2023-22
	(₹ in millions)
Net cash generated from /(used in):
Operating activities	110,797	130,601	19,804
Investing activities	(224,495)	(84,065)	140,430
Financing activities	46,586	(60,881)	(107,467)
Net change in cash and cash equivalents	(67,112)	(14,345)	52,767
Effect of exchange rate changes on cash and cash equivalents	1,282	2,373	1,091

As of March 31, 2023, we had cash and cash equivalent and short-term investments of ₹ 401,112 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, was ₹ 251,019 million.

In addition, we have unutilized credit lines in various currencies aggregating to ₹ 54,230 million as of March 31, 2023. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2023 increased by ₹ 19,804 million while profit for the year decreased by ₹ 8,664 million during the same period. The increase in cash generated from operating activities is primarily due to decreased working capital requirements, contributed by net decrease in accounts receivables, unbilled receivables, contract assets, trade payables and contract liabilities. This was partially offset by an increase in income tax payments during the year ended March 31, 2023.

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

Cash used in investing activities for the year ended March 31, 2023 was ₹ 84,065 million. Cash is primarily utilized towards payment for business acquisitions consummated during the year amounted to ₹ 45,566 million and towards purchase of investments (net of sale) amounted to ₹ 65,747 million. We also purchased property, plant and equipment amounting to ₹ 14,834 million, which was primarily driven by the growth strategy of the Company. This was partially offset by inflow of ₹ 27,410 million from deposit in specified bank account for payment of interim dividend and interest received of ₹ 14,112 million.

Cash used in investing activities for the year ended March 31, 2022 was ₹ 224,495 million. Cash is primarily utilized towards payment for business acquisitions consummated during the year amounted to ₹ 129,846 million. Cash utilized towards purchase of investments (net of sale) amounted to ₹ 61,751 million. We also purchased property, plant and equipment amounting to ₹ 20,153 million, which was primarily driven by the growth strategy of the Company. We also deposited an amount of ₹ 27,410 million into a specified bank account for payment of the interim dividend of ₹ 5 per equity share declared by the company on March 25, 2022.

Cash used in financing activities for the year ended March 31, 2023 was ₹ 60,881 million. This is primarily on account of payment towards dividend of ₹ 32,814 million, lease liabilities of ₹ 9,711 million, interest and finance expenses of ₹ 8,708 million and net outflow on repayment of loans and borrowings of ₹ 7,876 million.

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

As of March 31, 2023, we had contractual commitments of ₹ 7,675 million (US$ 93.38 million) related to capital expenditures on construction or expansion of software development facilities and ₹ 37,805 million (US$ 459.97 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of the shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹2 (US$0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹445 (US$5.41) per equity share for an aggregate amount not exceeding ₹120,000 million (US$1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately.

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

In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2022 and 2023 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2022 and 2023, our cash and cash equivalents were primarily held in Indian Rupees, U.S. Dollars, Pound Sterling, Euros, Canadian Dollars, Australian Dollars, Saudi Riyals and Danish Krone. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

The table of future payments due under known contractual commitments as of March 31, 2023, aggregated by type of contractual obligation, is given below:

		Payments due in
Particulars	Total contractual payment	2023-24	2024-28	2028-29 onwards
	(₹ in millions)
Loans, borrowings and bank overdrafts (1) (2)	155,682	91,743	63,939	—
Lease Liabilities (3)	27,624	9,635	16,111	1,878
Contingent consideration (4)	3,148	1,508	1,640	—
Other liabilities	3,992	2,684	965	343
Capital commitments (5)	7,675	2,645	2,030	3,000
Purchase obligations	37,805	26,500	11,305	—

(1)
For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.

(2)
Includes future cash outflow towards estimated interest on borrowings. Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2023 for each relevant debt instrument.
(3)
Includes future cash outflow toward deferred interest on lease liabilities and certain committed leases which have not yet commenced. For further information on lease liabilities, refer to Note 5 and Note 19 in the Notes to Consolidated Financial Statements.
(4)
The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering probability adjusted revenues and earnings estimates. The amount in the table above is the undiscounted fair value.
(5)
Represents contractual commitments related to capital expenditures on construction or expansion of software development facilities.

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 9,333 million in respect of employee benefit obligations and certain other liabilities and ₹ 21,777 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

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

Research and Development

We have committed, and expect to continue to commit, a portion of our resources to research and development initiatives. Our research and development initiatives include multilingual natural language processing, AI for consumer and industrial applications, robotics, secure distributed credential systems and Web3, among others. We serve clients globally across many industries, and our applied research solves industry-specific challenges in a wide variety of areas, including healthcare, logistics, manufacturing, skilling, utilities and many more. We continue to maintain and expand a rich tapestry of mutually productive relationships with academic institutions around the world.

Through platforms like Topcoder and its new offering, TopCrowd, we are unlocking the potential of the global talent force and aligning creativity supply with innovation demand. Our global innovation centers, including the Technovation Centre at Bengaluru, India and the Silicon Valley Innovation Center in Mountain View, California, are state-of-the-art innovation incubation centers that build technology-led innovations to realize the “art of the possible” in emerging business environments for our enterprises around the world. These centers bring together an innovation ecosystem, a set of best practices and IP and research and development resources to co-innovate and co-create with clients and deliver high-value business outcomes.

Our research and development expenses for the years ended March 31, 2021, 2022 and 2023 were ₹ 3,703 million, ₹ 2,926 million and ₹ 3,675 million, respectively.

Significant accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of significant accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2023 are detailed below:

Name	Age	Position
Rishad A. Premji	46	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	77	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Thierry Delaporte	55	Chief Executive Officer and Managing Director
Ireena Vittal	54	Independent Director
Dr. Patrick J. Ennis	59	Independent Director
Patrick Dupuis	60	Independent Director
Deepak M. Satwalekar	74	Independent Director
Tulsi Naidu	49	Independent Director
Päivi Rekonen	54	Independent Director
Jatin Pravinchandra Dalal	48	President and Chief Financial Officer

Mr. William Arthur Owens retired as an Independent Director of the Company with effect from July 31, 2022. On July 20, 2022, the Board of Directors approved the appointment of Ms. Päivi Rekonen as an additional director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2022, subject to approval of the shareholders of the Company. The said appointment was approved by shareholders of the Company by special resolution dated November 22, 2022, passed through postal ballot by e-voting.

As of March 31, 2023, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. The non-executive and non-independent director and the Chairman of our Board belong to the promoter group. The remaining six non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards.

The profiles of our directors and executive officers are set forth below.

Rishad A. Premji is the Executive Chairman of the Company and the Board since July 31, 2019. Mr. Rishad A. Premji joined the Company in 2007 and worked in several roles before becoming a member of the Board in May 2015. He also serves as a member on our Administrative and Shareholders/Investors Grievance Committee. Prior to being appointed the Chairman of the Company, he was the Chief Strategy Officer, responsible for shaping Wipro’s strategy to drive sustained and profitable growth. As the Chief Strategy Officer, he led Wipro’s M&A strategy and conceptualized Wipro Ventures – a US$250 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products. Mr. Rishad A. Premji was also responsible for Investor Relations and government relations for the company.

In his role as Executive Chairman, Mr. Rishad A. Premji works closely with Wipro’s leadership team in providing direction and strategic insight to the business. Mr. Rishad Premji believes that the culture of an organization is its strongest asset and has worked tirelessly to ensure that every employee at Wipro understands and upholds the values of Wipro, articulated as the ‘Spirit of Wipro’.

Mr. Rishad A. Premji is on the boards of Wipro Enterprises (P) Limited, a leading player in FMCG and Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Mr. Rishad A. Premji is on the Boards of Azim Premji Trust Services Private Limited, Azim Premji Trustee Company Private Limited and Azim Premji Foundation, one of the largest not-for-profit initiatives in India, which is focused on improving public school education, and works with over 350,000 government schools across seven states in India. Mr. Rishad A. Premji is also on the Board of Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change.

Mr. Rishad A. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM), the trade body of India’s US$ 245 billion software industry, for financial year 2018-19.

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

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (designated as “Founder Chairman”) since July 31, 2019. Mr. Premji was the Chairman of the Board of Wipro Limited until July 30, 2019, and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a US$ 11 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in 65 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups.

Over the years, Mr. Premji has received numerous honors and accolades, which he considers to be recognitions for Wipro and the Foundation teams. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Financial Times, Time, Fortune and Forbes have all named him as of one the most influential people in the world, citing his leadership in business and philanthropy, including the contributions to improving public education. The Journal of Foreign Policy listed him amongst the top global thinkers. Economic Times bestowed Mr. Premji with the Life Time Achievement Award. He is the first Indian recipient of the Faraday Medal and has been conferred honorary doctorates by the Michigan State University and Wesleyan University (in the US), and the Indian Institutes of Technology at Bombay, Roorkee and Kharagpur, amongst others. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. The Carnegie Medal of Philanthropy was bestowed on him in 2017. In January 2011, he was bestowed with the Padma Vibhushan, the second highest civilian award in India.

Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Board and the Company.

Thierry Delaporte is the Chief Executive Officer and Managing Director of the Company since July 6, 2020. With 28 years of experience in the IT services industry, Mr. Delaporte brings strategic insight to Wipro’s leadership team, and deep operational knowledge of driving business growth, furthering partnerships, and leading cross-cultural teams.

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

Ireena Vittal became a director of the Company in October 2013. She serves as a member of our Audit, Risk and Compliance Committee and is Chairperson of our Nomination and Remuneration Committee. Ms. Vittal is also the lead independent director of the Company. Ms. Vittal is among India’s most respected consultant and advisor. She was a partner with McKinsey & Co. for 16 years, where she served global companies on issues of growth and sustainable scale-up. She has also co-authored books on agriculture and urbanization and served government and public institutions to design and implement solutions core to India’s development in the areas of inclusive urban development and sustainable rural growth. Ms. Vittal serves as a board member of Godrej Consumer Products Limited, HDFC Limited, Compass Plc and Diageo Plc. She is a member of the Audit Committee and Nomination and Remuneration Committee of all the four boards. In April 2022, Ms. Vittal joined the Board of Urbanclap Technologies India Private Limited.

Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Dr. Patrick J. Ennis became a director of the Company in April 2016 and serves as a member of our Administrative and Shareholders/Investors Grievance Committee. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. He is currently a Venture Partner at Madrona Venture Group. Dr. Ennis is also on the Board of Chavant Capital Acquisition Corp., a special purpose acquisition company traded on Nasdaq. In July 2022, he was appointed to the Board of Yoodli Inc., a venture funded private company. Previously, he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. Previously, he was at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker.

Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary, where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He serves as a member of our Nomination and Remuneration Committee. Currently, Mr. Dupuis provides executive coaching for c-suite and mid-career executives. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for the execution of the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and talent development. Mr. Dupuis graduated from the École de Management de Lyon in France.

Deepak M. Satwalekar became a director of the Company in July 2020. Mr. Satwalekar is the Chairman of our Audit, Risk and Compliance Committee and Administrative and Shareholders/Investors Grievance Committee and a member of our Nomination and Remuneration Committee.

Mr. Deepak M. Satwalekar was the Managing Director of HDFC Ltd., India’s first and largest specialized provider of housing finance. He then became Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. (2000-2008), the first private-sector life insurance company registered in India after 1956.

Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Human Settlements Programme (HABITAT). He served on the India Advisory Board of a large European bank and is active on advisory boards of several non-profit organizations supporting primary education for the low-income and underprivileged communities in rural and urban India. He is on the board of SINE, a technology incubator at Indian Institute of Technology (“IIT”), Bombay.

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“IRDAI”) and Pension Fund Regulatory & Development Authority (“PFRDA”). He received the Distinguished Alumnus Award from IIT, Bombay. He was the Chairman of the Board of Governors of the Indian Institute of Management, Indore, from November 19, 2018 until November 13, 2022.

Mr. Satwalekar is currently the Chairman of Asian Paints Limited and serves as a member of its Corporate Social Responsibility Committee and its Investment Committee. He is also the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited.

Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.

Tulsi Naidu became a director of the Company in July 2021 and serves as a member of our Audit, Risk and Compliance Committee. Effective April 1, 2023, Ms. Tulsi Naidu is also a member of our Nomination and Remuneration Committee. She has 27 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (“Zurich”), a member of Zurich’s Executive Committee, a trustee of the Z Zurich Foundation and a member of the Board of Directors of Zurich Australia Limited. Prior to her current role, Ms. Naidu was CEO of Zurich in the United Kingdom.

Prior to joining Zurich, Ms. Tulsi Naidu spent 14 years at Prudential in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK and Europe and prior to that held a number of general management roles at Prudential.

Ms. Tulsi Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

Päivi Rekonen became a director of the Company in October 2022, bringing over 25 years of experience in technology as well as in banking and services. Ms. Rekonen is Chair of the Board of Directors of SEBA Bank AG, in addition to being a member of the Board of Directors at Konecranes Plc and WithSecure Plc. Ms. Rekonen also served on the board of Efecte Plc until March 22, 2023.

Her international career has been shaped by executive leadership roles in functions including technology, human resources, and consulting at global organizations such as Nokia (August 1990-January 1998), Cisco (February 1998-September 2007), Credit Suisse (October 2007-September 2009), Adecco (January 2011-December 2012) and UBS (February 2014-January 2018). Ms. Rekonen is an independent strategy advisor and professional board member from 2018 onwards.

Ms. Rekonen holds Masters degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland.

Jatin Pravinchandra Dalal is the President and Chief Financial Officer of the Company. Mr. Dalal was appointed as Chief Financial Officer of the Company with effect from April 1, 2015 and has served with the Company in other positions since July 2002. Mr. Dalal holds a Bachelor of Mechanical Engineering degree from National Institute of Technology, Surat and PGDBA (Full time MBA) in Finance with International Business from Narsee Monjee Institute of Management Studies, Mumbai. Mr. Dalal is a qualified Chartered Accountant (CA), India, Cost and Management Accountant (CMA), India, Chartered Global Management Accountant (CGMA), UK and a Chartered Financial Analyst (CFA), U.S.A. Mr. Dalal has completed The Strategic Decision-Making Mindset course from The Wharton School, University of Pennsylvania and Stanford Advanced Computer Security course from Stanford University. Mr. Dalal is also an alumni of prestigious Advanced Management Program of The Wharton School, University of Pennsylvania. He is on the Listed Company Advisory Board at New York Stock Exchange. Mr. Dalal previously worked with General Electric and Lazard between 1999 and 2002.

Compensation

Director Compensation

Our Nomination and Remuneration Committee determines and recommends to our Board of Directors the compensation payable to our directors. The Board of Directors, in turn, approves and recommends such compensation to the shareholders for their approval. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 (US$ 1,216.69) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive directors put together, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of Founder Chairman’s office, including an executive assistant at Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The Nomination and Remuneration Committee has created a policy for selection and appointment of Directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

The aggregate commission to our non-executive directors for the year ended March 31, 2023 is ₹ 116.55 million (US$ 1.42 million). There were no stock options granted to non-executive directors as of March 31, 2023 and the details of shares held by non-executive directors as of March 31, 2023 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

Executive Compensation

The annual compensation of our executive directors is approved by the Nomination and Remuneration Committee, within the parameters set by the shareholders at the general meeting. Remuneration of our executive officers, including our executive directors, consists of a fixed component and a variable performance linked incentive. The variable performance linked incentive portion is earned under our Variable Pay Scheme. This is a variable pay program for all employees, including executive officers, which is deemed to be part of each employee’s salary. The variable pay of our executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly / annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, include both time-based restricted stock units (“RSUs”) and performance-based stock units (“PSUs”).

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2023 by our executive officers. For the convenience of the readers, the amounts paid / payable in India rupees have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2023 which was ₹ 82.19 per $1.

Name	Salary and allowances US$	Commission/ variable Pay US$	Others US$	Long-term compensation (Deferred Benefit) (3) (4) US$	Total US$
Rishad A. Premji (1)(2)	861,620	—	15,390	74,343	951,353
Thierry Delaporte (5)	1,602,506	1,306,153	2,947,892	4,170,391	10,026,942
Jatin Pravinchandra Dalal (5)	308,766	121,090	602,834	52,003	1,084,693

(1)
Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on incremental consolidated net profits of Wipro Limited over the previous fiscal year. However, in light of the fact that the incremental consolidated net profits for fiscal year 2023 was negative, the Company determined that no commission was payable for fiscal year 2023 to Mr. Rishad A. Premji.
(2)
Mr. Rishad A. Premji’s compensation also included cash bonus (part of his fixed salary).
(3)
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
(4)
Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement.
(5)
The remuneration of executive officers is computed on an accrual basis. It includes the amortization of RSUs granted to them, which vest over a period of time and PSUs that will vest based on performance parameters of the Company.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2023. Details of stock options granted to executive director as of March 31, 2023 and stock options held and exercised by executive officers through March 31, 2023 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2023, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji	July 30, 2024	5 years
Azim H. Premji	July 30, 2024	5 years
Thierry Delaporte	July 5, 2025	5 years
Ireena Vittal	September 30, 2023	5 years
Dr. Patrick J. Ennis	March 31, 2026	5 years
Patrick Dupuis	March 31, 2026	5 years
Deepak M. Satwalekar	June 30, 2025	5 years
Tulsi Naidu	June 30, 2026	5 years
Päivi Rekonen(1)	September 30, 2027	5 years

(1)
On July 20, 2022, the Board of Directors approved the appointment of Ms. Päivi Rekonen as an additional director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2022, subject to approval of the shareholders of the Company. This appointment was approved by shareholders of the Company by special resolution dated November 22, 2022, passed through postal ballot by e-voting.
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

Pursuant to the terms of the employment arrangement with Mr. Delaporte, if his employment is terminated by the Company without Cause, the Company is required to pay Mr. Delaporte, severance pay of 12 months’ base salary as last applicable when in service, payable over a 12-month period following the date of termination. These payments will cease if Mr. Delaporte obtains a new employment within the 12 months period or becomes a consultant to any company.

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
•
Implementation of the applicable provisions of the Sarbanes Oxley Act, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act;
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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. Deepak M. Satwalekar – Chairman

Ms. Ireena Vittal and Ms. Tulsi Naidu – Members

During the year ended March 31, 2023, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee reviews, acts on and reports to our Board of Directors with respect to various nomination and remuneration matters. This committee also acts as the Corporate Social Responsibility Committee. In October 2022, the Board Governance, Nomination and Compensation Committee was renamed as the Nomination and Remuneration Committee and the charter of the committee was amended.

The roles and responsibilities of the committee include:

•
Determining the composition of the Board of Directors and the committees of the Board;
•
Identifying persons who are qualified to become directors, key managerial personnel and who may be appointed in senior management in accordance with the criteria laid down and recommend to the Board their appointment and removal;
•
Formulate the criteria for determining qualifications, positive attributes, and independence of a director;
•
Develop, periodically review, and recommend to the board a set of corporate governance guidelines;
•
Reviewing the Company’s policies that relate to ESG matters;
•
Carry out evaluation of the Board, its committees and every director’s performance in accordance with established evaluation criteria;
•
Talent development, employee engagement and retention;
•
Formulate compensation policies, including for whole-time directors, key personnel, Chairman of the Company, CEO, key management personnel, senior management personnel and other employees, in such a manner so as to attract and retain talent;
•
Ensuring orderly succession planning for Board members, key managerial personnel and senior management; and
•
Formulate, adopt, administer, enforce, and modify the employee stock option schemes.

Our Chief Human Resources Officer makes periodic presentations to the Nomination and Remuneration Committee on compensation reviews and performance linked compensation recommendations. All members of the Nomination and Remuneration Committee are independent non-executive directors. The Nomination and Remuneration Committee is the apex body that oversees our CSR policy and programs. The Nomination and Remuneration Committee is comprised of the following three non-executive directors:

Ms. Ireena Vittal – Chairperson

Mr. Patrick Dupuis and Mr. Deepak M. Satwalekar – Members

Effective April 1, 2023, Ms. Tulsi Naidu was appointed as a member of the Nomination and Remuneration Committee.

During the year ended March 31, 2023, our Nomination and Remuneration Committee held five meetings. The charter of the Nomination and Remuneration Committee is available under the investor relations section on our website at www.wipro.com.

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

The Committee is comprised of the following three Directors:

Mr. Deepak M. Satwalekar – Chairman

Mr. Rishad A. Premji and Dr. Patrick J. Ennis – Members

During the year ended March 31, 2023, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2021, 2022 and 2023, we and our subsidiaries had more than 200,000, 240,000 and 250,000 employees, respectively. As of March 31, 2021, 2022 and 2023, more than 41,000, 44,000 and 49000, respectively, of these employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people. Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times.

Hiring

People are our greatest asset and we continue to bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we hire diverse talent across the organization — from global early talent programs to lateral hires and experienced senior leadership roles. We are focused on offering an improved candidate experience, marketing the right jobs to the right candidates, while meeting our inclusion and diversity commitments. We leverage technology and automation to make data-driven hiring decisions that help us hire better and faster. Our multi-channel hiring approach includes our careers website, social media, employee referral programs, advertisements, job boards, placement consultants and walk-ins. We periodically revisit our re-hiring guidelines with a clear objective of making attractive and fair propositions to re-hire top talent, as well as maintain a structured approach towards compensation and band fit. To facilitate employee growth within the company, new openings are also made available to our existing employees. Through internal mobility and redeployment, we open a world of opportunities and retain our best talent.

Training

Our approach to developing talent is to continuously reskill team members to be ready and relevant for current and future needs of our customers. We focus on building technology skills coupled with domain awareness. We have a robust learning and development ecosystem that encourages each IT professional to attend continuing education classes to improve their understanding and competency with regard to new technologies, domain, process, as well as to develop leadership and personal self-development skills.

Each of our new entry level recruits go through an intense training program tailored to their area of technology and domain. In addition to technology training, they are also given training on behavioral skills, organizational policies, and culture. We supplement our continuing education program as part of our flagship Work Integrated Learning Program for employees by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science – Pilani, Symbiosis International University - Pune and others to provide special skill set training in areas such as advanced technology, management, business and project management skills to our IT professionals who meet the eligibility criteria of these Institutes. Individuals who want to specialize in a technology area and build architectural capabilities go through Architect Career Essentials program; and Accelerating Digital Aptitude (aDapt) for building competency in digital transformation skills.

First-time managers and managers of managers go through ‘managerial capability development’ with Wipro People Manager Level 1 and Level 2 programs. We also provide reflective learning experiences to our employees through career stage leadership development programs such as our Global Wipro Leaders’ Program, Global Business Leaders’ Program, Global Executive Leaders’ Program, among other programs.

Performance Evaluations

Our employee performance philosophy is based on building a high-performance culture with a foundation of fairness, transparency, merit and development. Performance objectives are developed in discussion between the manager and the team member. We carry out mid-year reviews and annual reviews as part of the performance management process. Apart from this, we encourage our employees to connect with their managers regularly on an informal basis to build a culture of continuous feedback. This process is particularly useful when an employee undergoes a role change, project change or promotion. The annual performance review includes a calibrated performance rating, where managers provide formal feedback to their team members along with the rationale for the rating, then appropriate development plans and interventions are charted out. We seek to ensure differentiation of high performers through various talent management processes, which we make both transparent and equitable.

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

Our pay mix comprises of cash-based components like fixed pay and short-term incentives (variable pay), non-cash components include benefits like retirals, health insurance etc. Our leaders are also granted long-term incentives (equity pay). Compensation for executives is tied to delivery of long-term, sustainable value to shareholders and other stakeholders. Accordingly, a meaningful portion of pay is subject to achievement of short and long-term corporate and business unit performance goals. We have adopted stock incentive plans over the years, like our employee stock purchase plan in 1984, employee stock option plans, adopted in 1999 and 2000, and RSU option plans in 2004, 2005 and 2007, and the Wipro Equity Reward Trust employee stock purchase plan in 2013, as part of the Company’s compensation program.

Share Ownership

The following table sets forth, as of March 31, 2023, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2023. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2023. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2023, which was ₹ 82.19 per $1. The share numbers and percentages listed below are based on 5,487,917,741 equity shares outstanding as of March 31, 2023.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding		Equity Shares Underlying Options Granted		Exercise Price (US$)	Date of expiration
Azim H. Premji (1)	4,001,950,248		72.92		—		—	—
Thierry Delaporte (3)	764,939	#		*	100,000	**	0.02	July 2024
					235,810	**	0.02	July 2024
					89,413	**	0.02	November 2025
					306,797	**	0.02	November 2026
					593,120	**	0.02	November 2028
Rishad A. Premji	1,738,057	***		*	—		—	—
Ireena Vittal	—		—		—		—	—
Patrick Dupuis	—		—		—		—	—
Patrick J. Ennis	—		—		—		—	—
Deepak M. Satwalekar	—		—		—		—	—
Tulsi Naidu	—		—		—		—	—
Päivi Rekonen	—		—		—		—	—
Jatin Pravinchandra Dalal (2)(3)	341,357			*	45,464		0.02	July 2024
					31,500		0.02	August 2024
					20,400		0.02	November 2024
					22,165		0.02	November 2025
					84,603		0.02	November 2026

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
(2)
The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2023.
(3)
The equity shares underlying options granted include options that will vest based on performance parameters of the Company.

# Represents ADS having equivalent underlying equity shares, acquired pursuant to exercise of stock options.

* Represents less than 1% of the total equity shares outstanding as of March 31, 2023.

** Represents ADS Stock Options having equivalent underlying equity shares.

*** Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.

Employee Stock Option Plans

We have various RSU plans (referred to as “stock option plans”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Nomination and Remuneration Committee (the “Committee”) appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock option plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

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

Wipro Equity Reward Trust (the “WERT”)

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

Shareholders approved, through a postal ballot dated April 19, 2013, the issuance of additional shares, in one or more tranches, to the WERT. The Board has the discretion to determine the timing and allotment of such shares and, as of March 31, 2023, has not approved the issuance of additional shares pursuant to the enabling resolution approved by the shareholders. Pursuant to the shareholder approval at the shareholder meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs.

During the year ended March 31, 2023, 4,793,893 shares have been transferred by the WERT to eligible employees on exercise of stock options. As of March 31, 2023, the WERT holds 9,895,836 shares of the Company.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2023, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2023, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 5,487,917,741 equity shares outstanding as of March 31, 2023.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2023	% of Class of Total Shares Outstanding
Azim H. Premji (1)	Equity	4,001,950,248	72.92
Hasham Traders	Equity	928,946,043	16.93
Prazim Traders	Equity	1,119,892,315	20.41
Zash Traders	Equity	1,135,618,360	20.69
Azim Premji Trust	Equity	558,676,017	10.18

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

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2023, 2.39% of the Company’s equity shares are held through ADSs by approximately 52,500 holders of record. As of March 31, 2023, approximately 97.61% of the Company’s equity shares are held by 2,691,328 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2023, about 6.51% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2023:

•
Report of the independent registered public accounting firm;
•
Consolidated Statements of Financial Position as of March 31, 2022 and 2023; Consolidated Statements of Income for the years ended March 31, 2021, 2022 and 2023;
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2021, 2022 and 2023;
•
Consolidated Statements of Changes in Equity for the years ended March 31, 2021, 2022 and 2023;
•
Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2022 and 2023; and
•
Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For the years ended March 31, 2021, 2022 and 2023, we generated ₹ 595,269 million, ₹ 769,350 million and ₹ 884,233 million, or 96%, 97% and 97% of our total segment revenues of ₹ 622,425 million, ₹ 795,289 million and ₹ 909,348 million, respectively, from the export of our products and rendering of services to customers outside of India.

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

Significant Changes

None.

Item 9. The Offer and Listing

Our equity shares are traded on the BSE and the NSE (together, the “Indian Stock Exchanges”). Our ADSs, as evidenced by ADRs, are traded in the U.S. on the NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

As of March 31, 2023, we had 5,487,917,741 issued and outstanding equity shares. As of March 31, 2023, there were approximately 52,500 record holders of ADRs evidencing 131,170,348 equivalent ADSs equity shares. As of March 31, 2023, there were 2,691,329 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

In June 2021, Wipro IT Services, LLC, a wholly owned step-down subsidiary of the Company, issued USD-denominated, senior unsecured notes for an aggregate principal amount of US$ 750 million. The Notes are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

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

The stock exchanges in India earlier operated on a trading day plus two, or T+2 rolling settlement systems. Effective January 27, 2023, the stock exchanges in India operated on a trading day plus one, or T+1 rolling settlement systems. At the end of the T+1 period, obligations were settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities.

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

Index Based Market Wide Circuit Breaker

Market-wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the SENSEX for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivatives markets nationwide is halted. This circuit breaker brings about a coordinated trading halt in all equity and equity derivative markets nationwide. The market wide circuit breakers would be triggered by movement of either SENSEX or the NSE S&P CNX Nifty whichever is breached earlier. In the event of a 10% movement of either of these indices, there would be a 45-minute market halt if the movement takes place before 1 p.m. In the event the movement takes place at or after 1 p.m. but before 2:30 p.m. there will be a trading halt for 15 minutes. In the event the movement takes place at or after 2:30 p.m. there will be no trading halt at the 10% level and the market will continue trading. If there is a 15% movement of either index, there will be a 1-hour 45-minute market halt if the movement takes place before 1 p.m. If the 15% trigger is reached at or after 1 p.m. but before 2 p.m., there will be a 45-minute halt. If the 15% trigger is reached on or after 2 p.m. the trading will halt for the remainder of the day. In case of a 20% movement of the index, the trading will be halted for the remainder of the day. The Index circuit breaker limits for 10%, 15% and 20% levels are computed on a daily basis based on the previous day’s closing level of the index rounded off to the nearest tick size.

Listing

SEBI has promulgated the SEBI Listing Regulations, which governs listing and disclosure obligations of listed companies. These regulations are amended through issuances of formal amendment notifications by SEBI from time to time. The Indian Stock Exchanges monitor the listed companies under the supervision of SEBI.

The National Stock Exchange of India Limited

The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2023 was approximately US$ 3.07 trillion. The clearing and settlement operations of the NSE are managed by its wholly owned subsidiary, NSE Clearing Limited (“NSE Clearing”). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2023, was approximately US$ 3.14 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange. The Indian Clearing Corporation Limited carries out the functions of clearing, settlement, collateral management and risk management for various segments of BSE.

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

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

The Company is subject to the Companies Act, 2013, which replaced the prior Indian Companies Act, 1956 (“Companies Act, 1956”), effective as of April 1, 2014. The MCA introduces amendments, from time to time, through circulars, notifications and other methods, effecting modifications to or changes in the Companies Act, 2013.

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

The remuneration payable to our directors is fixed by the Nomination and Remuneration Committee of the Board of Directors and approved by our Board of Directors and our shareholders in accordance with the provisions of the Companies Act, 2013, and the rules and regulations prescribed by the GoI.

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

During fiscal year 2023, we declared an interim cash dividend of ₹1 per equity share. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2023. Thus, the total dividend for the year ended March 31, 2023 was ₹1 per equity share.

The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (“IEPF Rules”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The MCA notified the IEPF Rules (as amended from time to time) which introduced various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2023, the Company transferred ₹24.31 million (US$0.30 million) and 1,914,835 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

During fiscal year 2023, the Company did not issue any bonus shares to its shareholders.

Buyback of Equity Shares

Under the Companies Act, 2013, a company can reduce its share capital, subject to fulfillment of conditions. A company is not permitted to acquire its own shares for treasury operations. Public companies which are listed on a recognized stock exchange in India must comply with provisions of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 (as amended from time to time). Accordingly, the board of directors can approve a buyback of up to 10% of paid-up equity capital and free reserves. In the event the buyback size is above 10% and up to 25% of paid-up equity capital and free reserves, the company is also required to obtain shareholders’ approval. In order for ADS holders to participate in a buyback, they must become direct holders of equity shares as of the record date fixed for the buyback.

On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of the shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹2 (US$0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹445 (US$5.41) per equity share for an aggregate amount not exceeding ₹120,000 million (US$1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately.

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2023.

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

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, subject to all of the documentation contemplated in the deposit agreement by and among the Company and JPMorgan Chase Bank, N.A., dated October 19, 2000 and as amended from time to time (the “Deposit Agreement”) (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly, rather than new ADSs.

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

Based on the recommendation of the Company’s Audit, Risk and Compliance Committee, the Board of Directors approved the proposal to re-appoint Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) (“Deloitte”) as the statutory auditors of the Company for a second term of five years from fiscal year 2023 onwards, subject to the approval of the shareholders. This re-appointment was approved by the shareholders of the Company at the 76th AGM held on July 19, 2022.

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

Independent Directors Databank

In October 2019, the MCA introduced the Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 and amended the Companies (Appointment and Qualification of Directors) Rules, 2014, effective December 1, 2019. The amendments mandate that existing Independent Directors, as well as those aspiring to become Independent Directors, apply online for inclusion of their name in the Independent Directors Databank and undergo an online proficiency self-assessment test within a period of two years. The MCA has, from time to time, exempted various categories of Independent Directors from the requirement to undergo the self-assessment test.

The Companies (Creation and Maintenance of Databank of Independent Directors) Rules, 2019 authorized the Indian Institute of Corporate Affairs as the institute responsible for the creation and maintenance of the online databank, empanelment of existing and aspiring independent directors and for providing a platform for them to acquire knowledge, develop new skills, assess their understanding and apply best practices.

Compliance requirement relaxations by MCA

In light of the market conditions resulting from COVID-19, the GoI granted several relaxations in compliance with applicable laws by corporates. The key relaxations introduced are as follows:

i.
The MCA, through the Companies (Meetings of Board and its Powers) Amendment Rules, permanently omitted rule 4 of the existing rules, which means that companies may now freely transact all business in their board meetings conducted through video conferencing or other audio-visual means.
ii.
Through its General Circular dated May 5, 2022, the MCA permitted companies with AGMs due in the year 2022, to conduct such AGMs through video conference or other audio-visual means on or before December 31, 2022, subject to compliance with certain conditions.

iii.
Through its General Circular dated December 28, 2022, the MCA permitted companies with AGMs due in the year 2023, to conduct such AGMs through video conference or other audio-visual means on or before September 30, 2023, subject to compliance with certain conditions.
iv.
Through its General Circular dated May 5, 2022, the MCA permitted companies to conduct their Extra-Ordinary General Meetings through video conference or other audio-visual means or transact items through postal ballot up through December 31, 2022. Subsequently, through its General Circular dated December 28, 2022, the MCA extended this relaxation until September 30, 2023.

Corporate Social Responsibility

The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014 (the “CSR Rules”), requires that companies meet certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of the company’s average profits, before taxes for the previous three fiscal years, on certain identified areas of CSR. This requirement became effective April 1, 2014. We have complied with this requirement, and a detailed report on CSR for fiscal year 2023 will form part of the Annual Report of the Company for fiscal year 2023.

In January 2021, the MCA issued the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (the “2021 Amendment Rules”), giving effect to the changes introduced in CSR by the Companies Amendment Acts of 2019 and 2020. With such amendment coming into force, the requirement for CSR spending was made a statutory obligation, which is a significant departure from the earlier approach of ‘comply or explain’. Further, the role of a company’s board of directors in implementation of CSR activity increased significantly. The 2021 Amendment Rules permitted set-off of any excess CSR spend by a company in a fiscal year against the CSR spend requirement for up to the immediately succeeding three financial years, subject to fulfillment of certain conditions.

Further, under the 2021 Amendment Rules, companies are required to undertake an impact assessment of CSR projects that a) have average CSR obligation of ten crore rupees or more and b) have outlays of one crore rupees or more, which have been completed not less than one year before undertaking the impact assessment. Such impact assessment is to be conducted by an independent agency and the report thereof shall be placed before the Board of Directors and annexed to the annual report on CSR.

On September 20, 2022, the MCA issued the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2022 (the “2022 Amendment Rules”). The key amendments made are listed below:

•
Establishment of a CSR committee for unspent CSR: Companies having any funds in their ‘Unspent Corporate Social Responsibility Account’ are required to establish a CSR committee to monitor the execution of their commitments and to oversee the utilization of such funds.
•
Expenditure for impact assessment: The CSR Rules permitted a spend of up to 5% of overall CSR expenditure or ₹ 5,000,000, whichever was less, for the purpose of impact assessment. The 2022 Amendment Rules has modified this to permit a spend of not greater than 2% of overall CSR expenditure for the applicable financial year or ₹ 5,000,000, whichever is higher.

Wipro’s Board-approved CSR policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Companies (Accounts) Rules, 2014

In March 2021, the MCA mandated, with effect from April 1, 2021, that the accounting software used by companies should include recording an audit trail of every transaction by creating and editing a log of each change made in the books of accounts that record the date of when such changes were made and ensuring that such audit trail recording cannot be disabled. The effective date for this compliance requirement was initially deferred to April 1, 2022 and then to April 1, 2023.

On August 5, 2022, MCA issued the Companies (Accounts) Fourth Amendment Rules, 2022 (the “2022 Accounts Amendment”). The key amendments made are as follows:

•
Availability of books of accounts: The Rules have been amended to provide that the books of account and other relevant books and papers maintained in an electronic mode should remain accessible in India at all times.
•
Periodicity of back-up: Companies were required to maintain the back-up of the books of account and other relevant books and papers in an electronic mode on servers physically located in India on a periodic basis. This has now been amended to state that such back-up shall be undertaken on a daily basis.
•
Disclosure on service provider: The Companies (Accounts) Rules, 2014 required disclosure to be made by a company to the Registrar of Companies in case a service provider has been used for maintenance of books of accounts in an electronic form. The 2022 Accounts Amendment require an additional disclosure relating to the name and address of the person in control of the books of account and other books and papers in India, in cases where the service provider is located outside India.

Related Party Transactions – Companies Act, 2013 perspective

Pursuant to Section 188 of the Companies Act, 2013, certain related party transactions require approval of a company’s board of directors, as well as the approval of its shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In case of transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval, no prior approval of shareholders will be required. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering into such contracts and arrangements.

Rule 6A of Companies (Meetings of Board and its Powers), Rules, 2014 provides that, in approving Related Party Transactions, the Audit Committee shall consider the need for omnibus approval for transactions of repetitive nature, and omnibus approval shall contain or indicate the nature and duration of the transaction, and whether the transactions are in the ordinary course of business and are on arm’s length price, amongst other requirements.

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

Depository Receipts Scheme 2014

The Ministry of Finance enacted the new Depository Receipt Scheme, 2014 (“2014 Scheme”) which replaced the Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. Below is a brief summary of some of the key provisions.

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

Takeover Code

The Takeover Code is applicable to publicly listed Indian companies and to any person acquiring our equity shares or voting rights in the Company, including ADSs. Under the Takeover Code, upon the acquisition of 5% or more of equity shares or voting rights and every change of 2% thereafter (upward or downward) of the outstanding shares or voting rights of a publicly listed Indian company, the shareholder is required to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed. An ADS holder would be subject to these notification requirements.

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

On July 25, 2022, the SEBI (Listing Obligations and Disclosure Requirements) (Fifth Amendment) Regulations, 2022 was notified. This amendment introduced a new chapter on Social Enterprises and its obligations. A ‘Social Enterprise’ is an enterprise engaged in a social activity as specified by SEBI from time to time and having social intent and impact as their primary goal. This was made applicable to both a) for-profit Social Enterprises whose designated securities are listed on the applicable segment of the stock exchange(s) and b) not-for-profit Social Enterprises registered on the social stock exchange.

On November 14, 2022, the SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2022 was introduced. As per the amended Regulation 25(2A), in the event that an Independent Director fails to get appointed by way of a special resolution passed by the shareholders, the following criteria is to be jointly applied to evaluate passing of such resolution through an alternate method:

i.
The votes cast by all the shareholders in favor of the resolution is more than the votes cast against the resolution; and
ii.
The votes cast by the public shareholders in favor of the resolution is more than the votes, if any, cast by them against the resolution.

If the above criteria are met, then such a resolution for appointment of the Independent Director would be deemed to be approved by shareholders of the company.

On January 17, 2023, SEBI notified the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2022. A summary of the key changes is provided below:

•
Definition of senior management: The definition was amended to specifically include ‘Functional Heads’ of an organization, by whatever name called. This was included in clause 49 of the erstwhile SEBI Listing Agreement and was a part of the SEBI Listing Regulations until an amendment in April 2019.
•
Re-appointment of director: Per the amendment, a listed entity shall ensure that approval of shareholders for re-appointment of a director is taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. This requirement which was earlier applicable only in the event of appointment has now been extended to re-appointment as well.
•
Disclosure on material subsidiary: Per Regulation 16, a subsidiary is considered material if its income or net worth exceeds ten percent of the consolidated income or net worth respectively of the listed entity and its subsidiaries in the immediately preceding accounting year. Under the amended SEBI Listing Regulations, SEBI has prescribed that details of such material subsidiaries including date and place of incorporation and the name and date of appointment of the statutory auditors shall be disclosed in the Annual Report.

Separation of the role of Chairperson – MD/CEO

Earlier, SEBI had mandated the top 500 listed companies (by market capitalization) to separate the roles of Chairperson and Managing Director (“MD”) or Chief Executive Officer (“CEO”). Further, the Chairman was required to be a non-executive director and not ‘related’ to the MD or CEO. The initial deadline of April 2020 was later postponed to April 2022.

With effect from March 22, 2022, SEBI omitted the above requirement and made it voluntary.

Related Party Transactions – SEBI Listing Regulations perspective

In November 2021, the SEBI (Listing Obligations and Disclosure Requirements) (Sixth Amendment) Regulations, 2021 was notified. These amendments were made applicable in a phased manner, with most amendments coming into effect from April 1, 2022 and some with effect from April 1, 2023. The key aspects of these amendments are detailed below:

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

•
Scope of related party transactions: The definition of related party transactions (“RPT”) under the amended SEBI Listing Regulations has been amended to cover transactions undertaken at the subsidiary level. Now, transactions undertaken between two subsidiaries will also be an RPT and will be subject to the listed entity’s approval.

Effective April 1, 2023, a transaction between the listed entity or any of its subsidiaries on one hand, and any other person or entity on the other hand, the purpose and effect of which is to benefit a related party of the listed entity or any of its subsidiaries will also be considered to be a RPT.

•
Audit committee approval: With effect from April 1, 2023, prior approval of the audit committee of a listed entity shall be required, if the value of such transaction whether entered into individually or taken together with previous transactions during a financial year, exceeds 10% of the annual standalone turnover, as per the last audited financial statements of the subsidiary.
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

In September 2020, under the PIT Regulations, SEBI implemented System Driven Disclosures (“SDD”) in phases. This was implemented with a view to automate the continual disclosures required to be made pursuant to the PIT Regulations. In furtherance of the same, through its circular dated August 13, 2021, SEBI confirmed the implementation of SDD in its entirety and clarified that the manual filing of disclosures in the prescribed format would no longer be mandatory for listed companies who have complied with requirements of the earlier circulars issued by SEBI in this regard.

SEBI, through its circular dated August 5, 2022, issued the framework for restricting trading by designated persons. Under this framework, SEBI directed the stock exchanges and depositories to create a system to restrict trading by designated persons during trading window closure periods. Effective as of the quarter ended September 30, 2022, a regulatory freeze is applied by the depositories on the securities of the listed company held in the demat account of such designated person. This freeze shall remain in place for the entire duration of the trading window closure, thereby reducing instances of non-compliance.

On November 24, 2022, the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2022 was issued. By way of this amendment, SEBI introduced a chapter on “Restrictions on Communication in Relation to and Trading by Insiders in the Units of Mutual Funds”.

With a view to provide greater clarity on key concepts under the PIT Regulations and to shed more light on the nuances of various requirements, SEBI amended the Comprehensive Frequently Asked Questions (“FAQs”), on March 31, 2023. In the amended FAQs amongst other points, SEBI has clarified that while exercise of ESOP will not fall under the ambit of contra trade provisions, the sale of shares acquired through such exercise of ESOP will be considered as an open market trade in terms of the PIT Regulations. Therefore, a designated person is permitted to sell their securities only if they have not acquired any securities of the company in the six months prior to such sale (except via exercise of ESOP), and once the securities are disposed of, they cannot then acquire the securities of the Company from the open market for a period of six months.

SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

In August 2021, the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (“SBEB Regulations”) were notified and made effective immediately. The SBEB Regulations govern all share-based employee benefit schemes dealing in securities, including employee stock options, employee share purchase, stock appreciation rights, general employee benefits and retirement benefits.

SEBI (Buy-Back of Securities) Regulations, 2018

In September 2018, the new SEBI (Buy-back of Securities) Regulations, 2018 (“Buy-back Regulations”) was approved and made effective. This was introduced with an aim to simplify the language, remove redundant provisions and inconsistencies, update for references to the Companies Act, 2013 and other new SEBI regulations and incorporate information from relevant circulars, frequently asked questions and previously provided informal guidance.

SEBI amended the Buy-back Regulations by notification dated February 7, 2023. The purpose of these amendments was to streamline and simplify the buyback process, reduce overall timelines and promote the ease of doing business. The key amendments are summarized below:

•
Draft letter of offer: Under the Buy-back Regulations, Companies were required to prepare a draft letter of offer, containing key terms of the buyback offer, and submit the same to SEBI for its approval. SEBI has now done away with this concept. Instead, the merchant banker shall issue a certificate certifying that the buyback is in compliance with the Buy-back Regulations.
•
Increase in buy back price: A company’s board of directors now has the authority to increase the buyback price, provided that there is no change in the aggregate size of the buyback as approved by the shareholders of the Company. The price can be adjusted until one working day prior to the record date set for the buyback.
•
Filings with SEBI: Under the amended Buy-back Regulations, any filings made with SEBI shall be in electronic mode only and shall contain the digital signature of the company secretary or any other person authorized by the company’s board of directors.
•
Buyback from open market: Effective April 1, 2025, buyback of securities through the open market route shall not be permitted.

Compliance requirement relaxations by SEBI

In light of the market conditions resulting from COVID-19, SEBI issued several relaxations in compliance with applicable laws by corporates. The key relaxations introduced are as follows:

•
SEBI provided dispensation, through its circular dated May 13, 2022, to listed entities for sending a hard copy of their annual report to shareholders who have not registered their email addresses until December 31, 2022.
•
SEBI has extended the above dispensation, through its circular dated January 5, 2023, until September 30, 2023.

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

The Foreign Direct Investment Scheme under the RBI’s ‘automatic route’, i.e., actions that do not require RBI approval, enables Indian companies, other than those specifically excluded, to issue shares and certain other capital instruments to persons residing outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and certain other capital instruments by a person resident outside India as follows: (i) for transfers of shares or certain other capital instruments held by a person resident outside India other than an NRI or an Overseas Citizen of India (“OCI”), to any person resident outside India and (ii) NRIs or OCIs are permitted to transfer shares or certain other capital instruments of an Indian company to any person resident outside India on a repatriation basis. A person resident outside India can transfer shares or certain other capital instruments to a person resident in India by way of gift. A person resident outside India can sell the shares and certain other capital instruments of an Indian company on a recognized Stock Exchange in India through a registered stockbroker. General permission has also been given for transfers between a person resident in India and a person resident outside India subject to stipulated conditions.

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

In cases where the prescribed conditions are not met, approval of the Central Government and the RBI may also be required. The limits for allowable remittance from India by a person resident in India under the Liberalized Remittance Scheme issued by RBI is US$ 250,000, per financial year, for any permitted current or capital account transaction or a combination of both.

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

Overseas Direct Investment (“ODI”)

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

Indian companies are prohibited from making direct investments in an overseas entity (set up or acquired abroad directly, as a joint venture or a wholly owned subsidiary, or indirectly, as a step-down subsidiary) located in the countries identified by the Financial Action Task Force as “non-cooperative countries and territories” or as notified by the RBI from time to time.

On August 22, 2022, the GoI issued the Foreign Exchange Management (Overseas Investment) Rules, 2022 (the “ODI Rules”). Simultaneously, the RBI issued the Foreign Exchange Management (Overseas Investment) Regulations, 2022 (the “ODI Regulations”) and the Foreign Exchange Management (Overseas Investment) Directions, 2022 (the “ODI Directions”). The new ODI regime, consisting of the ODI Rules, ODI Regulations and ODI Directions, aims to liberalize and simplify the existing framework for overseas investment by persons resident in India to cover wider economic activity and significantly reduce the need for seeking government approvals.

A summary of the key changes is provided below:

•
Foreign entity: The concepts of joint venture (“JV”) and wholly owned subsidiary (“WOS”) is now replaced by the term “foreign entity”. Previously, financial commitment to or on behalf of the Indian party’s JV or WOS was permitted, subject to compliance with certain conditions. The new ODI regime now permits operations in India by foreign entities, i.e., entities formed, registered or incorporated outside India, including in the International Financial Service Centre (the “IFSC”) in India, with limited liability.
•
Application of pricing guidelines: Previously, a valuation of shares was required prior to any transfer of shares, partial or full acquisition of a foreign entity, etc. This position has changed under the new ODI regime such that the price used should be determined on an arm’s length basis after taking into consideration the valuation as per any internationally accepted pricing methodology.
•
Layering of subsidiaries: Indian parties were previously not permitted to (i) set up Indian subsidiaries through its foreign JV or WOS or (ii) invest in a foreign JV or WOS that had any direct or indirect investment in India. This restriction has now been liberalized and under the ODI Rules, and a person resident in India may make financial commitment in a foreign entity that has invested or invests into India, provided that such structure does not result in more than two layers of subsidiaries.
•
Provision of guarantees: Under the new ODI regime, an Indian party can now provide a guarantee to or on behalf of a second or subsequent level step-down subsidiary in which the Indian entity has acquired control through the foreign entity, without the need to first obtain government approvals. Earlier, such a guarantee required prior RBI approval.
•
Deferred consideration: Under the new ODI regime, Indian parties are now permitted to acquire equity capital (by way of subscription to an issue or by way of purchase from a person resident outside India) wherein the payment of consideration for equity capital acquired may be deferred for a definite period as provided in the agreement, provided that the foreign securities shall be issued / transferred and valuation of consideration is done upfront and included in the agreement. Earlier, such deferred consideration arrangement required prior approval.
•
Overseas investment in strategic sectors: Previously, there was no official guidance for investment in strategic sectors. Under the new ODI regime, Indian parties are now clearly permitted to make overseas investments in limited liability and unincorporated entities engaged in energy and natural resource sectors (e.g., oil, gas and coal start-ups, etc.) after ensuring that the investing Indian entity has obtained any requisite permissions from the relevant government authorities.
•
Investment by Indian entity in overseas entity engaged in financial services activity: Under the new ODI regime, an Indian entity not engaged in financial services activity in India may make overseas investments in foreign entities which are directly or indirectly engaged in financial services activity (except banking or insurance), subject to compliance with certain conditions. Previously, such investment was prohibited.
•
The new ODI regime now permits various overseas investment related transactions under the automatic route that previously required governmental approvals (such as non-financial services entity investing in foreign entity engaged in financial services, investments in IFSC, transfer/ disinvestment, restructuring of balance sheet of foreign entity, among other things).

External Commercial Borrowings

In December 2018, the RBI notified the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018 (the “New ECB Regulations”), superseding the earlier framework that applied to External Commercial Borrowings.

Under the New ECB Regulations, eligible borrowers are allowed to raise funds through their authorized dealer banks, without approaching the RBI for approval, as long as the borrowing is in conformity with the prescribed parameters of the regulations. The RBI announced, in its press release dated July 6, 2022, its decision to temporarily increase the limit for such borrowings from US$ 750 million, or its equivalent per financial year, to US$ 1.5 billion. The above dispensation was made available up to December 31, 2022.

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

Residence: For purposes of the Income-tax Act, 1961, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

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

Taxation of Distributions: Prior to the Finance Act, 2020, companies paying a dividend were liable to pay the dividend distribution tax on the amount distributed as dividend and in certain circumstances where the dividend income was taxable in the hands of resident assessee, with few exceptions. The Finance Act, 2020 has abolished the dividend distribution tax, effective beginning the financial year commencing on April 1, 2020. This will have the effect of reducing the tax burden on such companies and the burden of tax payment will shift to the shareholder at the shareholder’s applicable rate of tax. As per the current provisions, companies are liable to deduct tax at the source on dividends distributed to shareholders, both resident and non-resident, if the dividend is distributed beyond a certain threshold or due to non-submission of certain documents by the shareholder. Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to tax under the Income-tax Act, 1961.

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
•
Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, or settlement of such sale being made on a recognized stock exchange, is exempt from tax for sale executed before March 31, 2018 and the short-term capital gains on such sale will be taxed at 15%. An additional tax called “Securities Transaction Tax”, or “STT” (as defined and described in further detail below) will be levied at the time of settlement. Finance Act 2018 has introduced a new section “112A” effective April 01, 2018—Long-term capital gains on such sale executed from April 1, 2018 will be taxable, subject to a threshold exemption of ₹ 100,000. However, the cost of acquisition would be taken as higher of actual cost and prevailing price as of January 31, 2018 (prevailing price would be restricted to the actual sale price if lower than the prevailing price as of January 31, 2018).

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

•
In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range (in ₹)	Surcharge rate for FY 2022-23
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37%
Firms/Co-operative Society/Local Authority	0-10 million Above 10 million	Nil 12% (7% from FY 2022-23)
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%

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

The value of shares/securities allotted under any employee stock option plan is treated as a perquisite in the hands of employees and will be taxed accordingly. The tax rate will vary from employee to employee, with a maximum of 42.74% (subject to the prevailing tax rate slab) on the perquisite value. The perquisite value is calculated as the difference between the fair market value of the share / security on the date of exercise minus the exercise price.

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

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.021%	Seller

(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.0125%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller

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

Minimum Alternative Tax: From April 1, 2012 onwards, income arising out of any business carried on in a Special Economic Zone as a developer or unit along with regular income is subject to MAT. Any tax paid under MAT, will be eligible for adjustment against regular income tax liability computed under the Income-tax Act, 1961 for the following fifteen years as MAT credit. The rate of tax under MAT provisions is 17.47%. In the financial year ended March 31, 2020, the GoI amended the Income-tax Act, 1961 through The Taxation Laws (Amendment) Act, 2019, providing an option to pay a lower rate of tax of 22% (plus surcharge and cess) by foregoing all the deductions available under Chapter VI-A and other profit-linked deductions as prescribed in the Income-tax Act, 1961. This option, once exercised, is irrevocable and the corresponding MAT credit available will lapse. In the future, if a company opts for this lower rate of tax, this may lead to increase in tax outflow and the MAT credit available to the company will lapse.

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

Base Erosion and Profit Shifting (“BEPS”): The Company operates in various countries and any change in tax rates or tax laws of any country could have impact on taxes. There may be changes in tax rates in some countries as a result of the Organization for Economic Co-operation and Development’s Pillar Two Blueprint of the Inclusive Framework on BEPS which has an objective of having a global minimum tax rate. Further, the US has proposed some significant changes in tax policies as part of the “Made in America” tax plan. The tax proposals include an increase in corporate tax rates from 21% to 28%. There are also proposals related to global minimum tax, reducing profit shifting, minimum book profit tax, among other things. The impact on our tax cost will depend upon the proposals that will be incorporated into the final bill. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.

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

Impact of OECD Pillar 1 and Pillar 2 recommendation: Notably, in July and October 2021, the OECD/G20 Inclusive Framework set out the general rules for redefined jurisdictional taxation rights and a global minimum tax. In December 2022, the EU member states voted unanimously to adopt a directive implementing the Pillar 2 (global minimum tax) rules, giving member states until December 31, 2023 to implement the directive into national legislation. The OECD expects that the implementation of these new principles will begin globally in 2024. India is one of the 137 jurisdictions that has agreed, in principle, to the adoption of the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations and increase in our effective tax rate is uncertain.

Impact of the Inflation Reduction Act in the US: The Inflation Reduction Act (the “IRA”) was recently enacted into federal law in the US, and includes a provision to implement a 15% corporate alternative minimum tax on “adjusted financial statement income” for “applicable corporations” and a 1% excise tax on repurchases of stock. The Company continues to evaluate the provisions of the IRA, but does not currently expect the IRA to have a material impact on our financial position.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2023. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we were not considered a passive foreign investment company in a prior taxable year, or that we will not be considered a passive foreign investment company for the current taxable year and/or future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

As of March 31, 2023, a ₹1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹3,360 million (consolidated statement of income ₹1,502 million and other comprehensive income ₹1,858 million) decrease in the fair value, and a ₹1 decrease would result in approximately ₹3,341 million (consolidated statement of income ₹1,503 million and other comprehensive income ₹1,838 million) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

Interest rate risk

Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as of March 31, 2023, it would result in (decrease)/increase in fair value of interest rate swaps by approximately ₹(67) million and ₹69 million respectively, in other comprehensive income.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in increase/(decrease) in fair value of interest rate swaps by approximately ₹329 million and ₹(340) million respectively, in the consolidated statement of income. If interest rates were to increase by 100 bps as of March 31, 2023, additional net annual interest expense on floating rate borrowing would amount to approximately ₹887 million. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2023 or revenues for the year ended March 31, 2023. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2023, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

Item 12.D.4. Fees Paid by Depositary to the Company

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2023, an aggregate contribution of US$ 523,956 (net of TDS and expenses) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2023, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2023. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements in this Form 20-F, and as part of their audit, has issued its report, which is included in this Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2023, of the Company and our report dated May 24, 2023, expressed an unqualified opinion on those financial statements.

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

May 24, 2023

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the years ended March 31, 2022 and March 31, 2023.

		Year ended March 31,
		2022		2023
		(₹ in millions)
Audit fees	₹	138	₹	166
Tax fees		78		76
All other fees		19		28
Total	₹	235	₹	270

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

•
Listing regulations with the Indian Stock Exchanges require submission of a report on all Related Party Transactions and publication of the same on the company’s website in the format specified by the accounting standard on a half-yearly basis. Effective April 1, 2023, a transaction between the listed entity or any of its subsidiaries on one hand, and any other person or entity on the other hand, the purpose and effect of which is to benefit a related party of the listed entity or any of its subsidiaries, will also be considered to be a Related Party Transaction.
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

Item 18. Financial Statements

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue from fixed-price contracts using the percentage-of-completion method - Refer Notes 2 (iv)(a), 3(xiv)B and 24 to the financial statements.

Critical Audit Matter Description

Revenue from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. The estimation of total project costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the total estimated project costs.

We identified the revenue recognition for fixed-price contracts where the percentage-of-completion method is used as a critical audit matter because of the significant judgment involved in estimating the efforts to complete such contracts.

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
•
We selected a sample of fixed-price contracts with customers accounted using percentage-of-completion method and performed the following:
•
Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage-of-completion method was appropriate, and the contract was included in management’s calculation of revenue over time.
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
•
Tested the estimate for consistency with the status of delivery of milestones, customer acceptances and other related information to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

May 24, 2023

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2022	2023	2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	246,989	307,970	3,747
Intangible assets	6	43,555	43,045	524
Property, plant and equipment	4	90,898	88,659	1,079
Right-of-Use assets	5	18,870	18,702	228
Financial assets
Derivative assets	19	6	29	^
Investments	8	19,109	20,720	252
Trade receivables	9	4,765	863	11
Other financial assets	12	6,084	6,330	77
Investments accounted for using the equity method	8	774	780	9
Deferred tax assets	21	2,298	2,100	26
Non-current tax assets		10,256	11,922	145
Other non-current assets	13	14,826	13,606	166
Total non-current assets		458,430	514,726	6,264
Inventories	10	1,334	1,188	14
Financial assets
Derivative assets	19	3,032	1,844	22
Investments	8	241,655	309,232	3,762
Cash and cash equivalents	11	103,836	91,880	1,118
Trade receivables	9	115,219	126,350	1,537
Unbilled receivables		60,809	60,515	736
Other financial assets	12	42,914	9,096	111
Contract assets		20,647	23,001	280
Current tax assets		2,373	5,091	62
Other current assets	13	28,933	32,899	400
Total current assets		620,752	661,096	8,042

TOTAL ASSETS		1,079,182	1,175,822	14,306

EQUITY
Share capital		10,964	10,976	134
Share premium		1,566	3,689	45
Retained earnings		551,252	660,964	8,042
Share-based payment reserve		5,258	5,632	69
Special Economic Zone Re-investment reserve		47,061	46,803	569
Other components of equity		42,057	53,100	646
Equity attributable to the equity holders of the Company		658,158	781,164	9,505
Non-controlling interests		515	589	7
TOTAL EQUITY		658,673	781,753	9,512

LIABILITIES
Financial liabilities
Loans and borrowings	14	56,463	61,272	745
Lease liabilities	5, 14	15,177	15,953	194
Derivative liabilities	19	48	179	2
Other financial liabilities	16	2,961	2,649	32
Deferred tax liabilities	21	12,141	15,153	184
Non-current tax liabilities		17,818	21,777	265
Other non-current liabilities	17	7,571	9,333	114
Provisions	18	1	^	^
Total non-current liabilities		112,180	126,316	1,536
Financial liabilities
Loans, borrowings and bank overdrafts	14	95,233	88,821	1,081
Lease liabilities	5, 14	9,056	8,620	105
Derivative liabilities	19	585	2,825	34
Trade payables and accrued expenses	15	94,477	89,054	1,084
Other financial liabilities	16	33,110	4,141	50
Contract liabilities		27,915	22,682	276
Current tax liabilities		13,231	18,846	229
Other current liabilities	17	31,951	30,215	368
Provisions	18	2,771	2,549	31
Total current liabilities		308,329	267,753	3,258

TOTAL LIABILITIES		420,509	394,069	4,794

TOTAL EQUITY AND LIABILITIES		1,079,182	1,175,822	14,306

^ Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2021	2022	2023	2023
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	619,430	790,934	904,876	11,011
Cost of revenues	25	(423,205)	(555,872)	(645,446)	(7,853)
Gross profit		196,225	235,062	259,430	3,158

Selling and marketing expenses	25	(41,400)	(54,935)	(65,157)	(793)
General and administrative expenses	25	(34,686)	(46,382)	(59,139)	(720)
Foreign exchange gains/(losses), net	28	2,995	4,355	4,472	54
Other operating income/(loss), net	26	(81)	2,186	-	-
Results from operating activities		123,053	140,286	139,606	1,699

Finance expenses	27	(5,088)	(5,325)	(10,077)	(123)
Finance and other income	28	20,912	16,257	18,185	222
Share of net profit /(loss) of associates accounted for using the equity method	8	130	57	(57)	(1)
Profit before tax		139,007	151,275	147,657	1,797
Income tax expense	21	(30,345)	(28,946)	(33,992)	(414)
Profit for the year		108,662	122,329	113,665	1,383

Profit attributable to:
Equity holders of the Company		107,946	122,191	113,500	1,381
Non-controlling interests		716	138	165	2
Profit for the year		108,662	122,329	113,665	1,383

Earnings per equity share:	29
Attributable to equity holders of the Company
Basic		19.11	22.35	20.73	0.25
Diluted		19.07	22.29	20.68	0.25

Weighted average number of equity shares used in computing earnings per equity share

Basic		5,649,265,885	5,466,705,840	5,477,466,573	5,477,466,573
Diluted		5,661,657,822	5,482,083,438	5,488,991,175	5,488,991,175

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2021	2022	2023	2023
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the year		108,662	122,329	113,665	1,383

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	31	223	399	(50)	(1)
Net change in fair value of investment in equity instruments measured at fair value through OCI	19	1,216	8,710	705	9
		1,439	9,109	655	8
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		(656)	4,121	16,590	202
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	20	-	(158)	(133)	(2)
Net change in time value of option contracts designated as cash flow hedges	19, 21	52	139	(180)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges	19, 21	958	(100)	(212)	(3)
Net change in fair value of forward contracts designated as cash flow hedges	19, 21	3,035	(292)	(2,488)	(30)
Net change in fair value of investment in debt instruments measured at fair value through OCI		1,851	(1,219)	(3,137)	(38)
		5,240	2,491	10,440	127

Total other comprehensive income, net of taxes		6,679	11,600	11,095	135

Total comprehensive income for the year		115,341	133,929	124,760	1,518

Total comprehensive income attributable to:
Equity holders of the Company		114,678	133,742	124,543	1,515
Non-controlling interests		663	187	217	3
		115,341	133,929	124,760	1,518

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the year
Profit for the year	-	-	-	107,946	-	-	-	-	-	107,946	716	108,662
Other comprehensive income	-	-	-	-	-	-	(603)	4,045	3,290	6,732	(53)	6,679
Total comprehensive income for the year	-	-	-	107,946	-	-	(603)	4,045	3,290	114,678	663	115,341

Issue of equity shares on exercise of options	3,281,165	6	866	-	(866)	-	-	-	-	6	-	6
Buyback of equity shares, including tax thereon (3)	(237,500,000)	(475)	(1,427)	(115,018)	-	-	-	-	475	(116,445)	-	(116,445)
Transaction cost related to buyback of equity shares	-	-	-	(199)	-	-	-	-	-	(199)	-	(199)
Issue of shares by controlled trust on exercise of options (1)	-	-	-	662	(662)	-	-	-	-	-	-	-
Effect of modification of ADS RSUs from cash settled to equity settled (4)	-	-	-	-	739	-	-	-	-	739	-	739
Compensation cost related to employee share-based payment	-	-	-	7	2,310	-	-	-	-	2,317	-	2,317
Transferred from Special Economic Zone re-investment reserve	-	-	-	2,650	-	(2,650)	-	-	-	-	-	-
Dividend (3)	-	-	-	(5,459)	-	-	-	-	-	(5,459)	(960)	(6,419)
Others	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Other transactions for the year	(234,218,835)	(469)	(561)	(117,357)	1,521	(2,650)	-	-	475	(119,041)	(1,040)	(120,081)

As at March 31, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593

(1)
Includes 19,401,215 treasury shares held as at March 31, 2021, respectively by a controlled trust. 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2021, respectively.
(2)
Refer to Note 20
(3)
Refer to Note 22
(4)
Refer to Note 30

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the year
Profit for the year	-	-	-	122,191	-	-	-	-	-	122,191	138	122,329
Other comprehensive income	-	-	-	-	-	-	3,914	(253)	7,890	11,551	49	11,600
Total comprehensive income for the year	-	-	-	122,191	-	-	3,914	(253)	7,890	133,742	187	133,929

Issue of equity shares on exercise of options	2,931,560	6	852	-	(852)	-	-	-	-	6	-	6
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,071	(1,071)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	9	4,110	-	-	-	-	4,119	-	4,119
Transferred to Special Economic Zone re-investment reserve	-	-	-	(5,907)	-	5,907	-	-	-	-	-	-
Dividend (3)	-	-	-	(32,804)	-	-	-	-	-	(32,804)	(1,135)	(33,939)
Others	-	-	-	-	-	-	-	-	-	-	(35)	(35)
Other transactions for the year	2,931,560	6	852	(37,631)	2,187	5,907	-	-	-	(28,679)	(1,170)	(29,849)

As at March 31, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673

(1)
Includes 14,689,729 treasury shares held as at March 31, 2022, respectively by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022, respectively.
(2)
Refer to Note 20
(3)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of Shares(1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve(2)	Cash flow hedging reserve	Other reserves(2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37	-	-	-	(51)	-	-	-	-	-	(51)	-	(51)
Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622
Comprehensive income for the year
Profit for the year	-	-	-	113,500	-	-	-	-	-	113,500	165	113,665
Other comprehensive income	-	-	-	-	-	-	16,405	(2,880)	(2,482)	11,043	52	11,095
Total comprehensive income for the year	-	-	-	113,500	-	-	16,405	(2,880)	(2,482)	124,543	217	124,760

Issue of equity shares on exercise of options	5,847,626	12	2,123	-	(2,123)	-	-	-	-	12	-	12
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,472	(1,472)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	10	3,969	-	-	-	-	3,979	-	3,979
Transferred from Special Economic Zone re-investment reserve	-	-	-	258	-	(258)	-	-	-	-	-	-
Dividend (3)	-	-	-	(5,477)	-	-	-	-	-	(5,477)	-	(5,477)
Others	-	-	-	-	-	-	-	-	-	-	(143)	(143)
Other transactions for the year	5,847,626	12	2,123	(3,737)	374	(258)	-	-	-	(1,486)	(143)	(1,629)

As at March 31, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		134	45	8,042	69	569	526	(17)	137	9,505	7	9,512

(1)
Includes 9,895,836 treasury shares held as at March 31, 2023 by a controlled trust. 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023.
(2)
Refer to Note 20
(3)
Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2021	2022	2023	2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	108,662	122,329	113,665	1,383
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(516)	(313)	(89)	(1)
Depreciation, amortization and impairment expense	27,656	30,911	33,402	406
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(2,251)	(1,021)	152	2
Share-based compensation expense	2,310	4,110	3,969	48
Share of net (profit)/loss of associates accounted for using equity method	(130)	(57)	57	1
Income tax expense	30,345	28,946	33,992	414
Finance and other income, net of finance expenses	(16,614)	(9,447)	(8,108)	(99)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,186)	6	^
Gain on derecognition of contingent consideration payable	-	(301)	(1,671)	(20)
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	12,848	(11,833)	(985)	(12)
Unbilled receivables and Contract assets	(1,062)	(31,396)	1,558	19
Inventories	803	(256)	162	2
Other assets	931	(6,530)	1,055	13
Trade payables, accrued expenses, other liabilities and provisions	5,698	9,695	(9,824)	(120)
Contract liabilities	3,704	3,832	(6,522)	(79)
Cash generated from operating activities before taxes	172,465	136,483	160,819	1,957
Income taxes paid, net	(24,915)	(25,686)	(30,218)	(368)
Net cash generated from operating activities	147,550	110,797	130,601	1,589

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(19,577)	(20,153)	(14,834)	(180)
Proceeds from disposal of property, plant and equipment	753	736	546	7
Payment for purchase of investments	(1,172,251)	(1,015,486)	(806,632)	(9,814)
Proceeds from sale of investments	1,189,059	953,735	740,885	9,014
Proceeds from/(payment into) restricted interim dividend account	-	(27,410)	27,410	333
Payment for business acquisitions including deposits and escrow, net of cash acquired	(9,873)	(129,846)	(45,566)	(554)
Proceeds from sale of business, net of cash	-	-	11	^
Proceeds from sale of investment accounted for using the equity method	-	1,652	-	-
Interest received	19,624	12,275	14,112	172
Dividend received	4	2	3	^
Net cash generated from/(used in) investing activities	7,739	(224,495)	(84,065)	(1,022)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	6	6	12	^
Repayment of loans and borrowings	(97,206)	(191,810)	(168,910)	(2,055)
Proceeds from loans and borrowings	103,418	260,120	161,034	1,959
Payment of lease liabilities	(8,660)	(9,730)	(9,711)	(118)
Payment for buyback of equity shares, including transaction cost	(95,199)	-	-	-
Payment of tax on buyback of equity shares	(21,445)	-	-	-
Payment for deferred contingent consideration	-	(309)	(1,784)	(22)
Interest and finance expenses paid	(3,335)	(5,089)	(8,708)	(106)
Payment of dividend	(5,459)	(5,467)	(32,814)	(399)
Payment of dividend to Non-controlling interests holders	(960)	(1,135)	-	-
Net cash generated from/(used in) financing activities	(128,840)	46,586	(60,881)	(741)

Net increase/ (decrease) in cash and cash equivalents during the year	26,449	(67,112)	(14,345)	(174)
Effect of exchange rate changes on cash and cash equivalents	(890)	1,282	2,373	29
Cash and cash equivalents at the beginning of the year	144,104	169,663	103,833	1,263
Cash and cash equivalents at the end of the year (Note 11)	169,663	103,833	91,861	1,118

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

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these consolidated financial statements for issue on May 24, 2023.

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

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2023, have been translated into United States dollars at the certified foreign exchange rate of $1 = ₹ 82.19 as published by Federal Reserve Board of Governors on March 31, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgments or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

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

a)
Revenue recognition: The Company applies judgment to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the Transaction Price (as defined below) to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)
Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

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

d)
Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

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

The Company uses significant judgment to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

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

b) Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve ("FCTR"), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred to the consolidated statement of income as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

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

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under loans and borrowings within current financial liabilities.

b. Investments

Financial instruments measured at amortized cost:

Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss on initial recognition):

•
the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•
the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial instruments measured at fair value through other comprehensive income ("FVTOCI"):

Debt instruments that meet the following criteria are measured at FVTOCI (except for debt instruments that are designated at fair value through Profit or Loss on initial recognition):

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

Financial instruments measured at fair value through profit or loss ("FVTPL"):

Instruments that do not meet the amortized cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in the consolidated statement of income. The gain or loss on disposal is recognized in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income for FVTPL debt instruments. Dividends on financial assets at FVTPL is recognized when the Company's right to receive dividends is established.

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

c. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets. They are presented as current assets, except for those expected to be realized later than twelve months after the reporting date which are presented as non-current assets. All financial assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. However, trade receivables and unbilled receivables that do not contain a significant financing component are measured at the Transaction Price.

d. Trade payables, accrued expenses, and other liabilities

Trade payables, accrued expenses, and other liabilities are initially recognized at transaction price, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in a business combination is initially recognized at fair value and subsequently measured at fair value through profit or loss.

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

Derivative financial instruments are recognized and measured at fair value. Attributable transaction costs are recognized in the consolidated statement of income as cost.

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

(v) Equity and share capital

a) Share capital and Share premium

The authorized share capital of the Company as at March 31, 2023 is ₹ 25,274 divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 19,401,215, 14,689,729 and 9,895,836 treasury shares as at March 31, 2021, 2022 and 2023, respectively. Treasury shares are recorded at acquisition cost.

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2021, 2022 and 2023 amounting to ₹ 1,139, ₹ 1,139 and ₹ 1,139 respectively, which is not freely available for distribution.

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

Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of section 69 of the Companies Act, 2013. As at March 31, 2021, 2022 and 2023, Capital redemption reserve amounting to ₹ 1,122, ₹ 1,122 and ₹ 1,122 respectively is not freely available for distribution.

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

(vii) Business combinations, Goodwill, and Intangible assets

a) Business combinations

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

The Company at the commencement of the lease contract recognizes a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value assets. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

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

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in the consolidated statement of income.

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

The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the consolidated statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially. An impairment loss in respect of goodwill is not reversed subsequently.

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

Remeasurements of the defined benefit plans, comprising actuarial gains or losses, the effect of changes to the asset ceiling, and the return on plan assets (excluding interest) are immediately recognized in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period.

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

The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund.

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

(xiv) Revenue

The Company derives revenue primarily from software development, maintenance of software/hardware and related services, consulting services, business process services and sale of IT products.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). Revenue towards satisfaction of a performance obligation is measured at the amount of the Transaction Price (net of variable consideration on account of discounts and allowances) allocated to that performance obligation. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the Transaction Price, (4) allocate the Transaction Price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgment to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the Transaction Price to separately identifiable performance obligations based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price, the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the stand-alone selling price.

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

In certain projects, a fixed quantum of service or output units is agreed at a fixed-price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

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
•
Revenues are shown net of allowances / returns, sales tax, value added tax, goods and services tax and applicable discounts.

•
The Company may enter into arrangements with third-party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or services and therefore, is acting as a principal or an agent. If the Company controls the good or service before it is transferred to the customer, the Company is the principal; if not, the Company is the agent.
•
Estimates of the Transaction Price and total costs or efforts are continuously monitored over the term of the contract and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses.
•
The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
•
Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognized as an asset when the Company expects to recover these costs.
•
The Company recognizes contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered.
•
Costs to obtain contract relating to upfront payments to customers are amortized to revenue and other costs to obtain contract and costs to fulfil contract are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.
•
The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is twelve months or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.
•
Unbilled receivables are classified as a financial asset where the right to consideration is unconditional and only the passage of time is required before the payment is due.

(xv) Finance expenses

Finance expenses comprises interest cost on borrowings, lease liabilities and net defined benefit liability, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

(xvi) Finance and other income

Finance and other income comprise interest income on deposits, dividend income, gains / (losses) on disposal of investments, gains / (losses) on investments classified as FVTPL, net gain on translation or settlement of foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related derivative instruments. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

(xix) Statement of cash flows

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash generated from/(used in) operating, investing and financing activities of the Company are segregated.

(xx) Disposal of assets

The gain or loss arising on disposal or retirement of assets is recognized in the consolidated statement of income.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2022:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment has resulted in a reduction of ₹ 51 in opening retained earnings, primarily due to allocation of other costs that relate directly to fulfilling contracts.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendments to IAS 12 – Income Taxes

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 12 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 1 are not expected to have any material impact on the consolidated financial statements.

Amendments to IFRS 16 – Leases

On September 22, 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IFRS 16 is not expected to have any material impact on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through Business combinations		-		-		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795
As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	-	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		-		1,536		12,305		2,141		10		15,992
Disposals		-		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		-		28		571		52		2		653
As at March 31, 2022	₹	-	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288
Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Additions		40		7,269		12,191		4,881		7		24,388
Additions through Business combinations		-		7		357		6		3		373
Disposals		(3)		(435)		(20,016)		(1,799)		(168)		(22,421)
Translation adjustment		10		173		1,729		171		2		2,085
As at March 31, 2023	₹	4,860	₹	47,700	₹	117,732	₹	25,904	₹	161	₹	196,357
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	-	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Depreciation and impairment		-		1,217		13,305		2,394		10		16,926
Disposals		-		(395)		(19,655)		(1,621)		(163)		(21,834)
Translation adjustment		-		102		1,386		118		1		1,607
As at March 31, 2023	₹	-	₹	10,927	₹	85,501	₹	17,448	₹	145	₹	114,021
Capital work-in-progress											₹	6,323
Net carrying value including Capital work-in-progress as at March 31, 2023											₹	88,659

(1)
Including net carrying value of computer equipment and software amounting to ₹ 25,162 and ₹ 22,425, as at March 31, 2022 and 2023, respectively.

5. Right-of-Use asset

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through Business combinations		-		2,920		-		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		-		72		25		(14)		83
As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		-		68		24		(8)		84
As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Net carrying value as at March 31, 2022									₹	18,870

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		-		6,015		1,109		236		7,360
Additions through Business combinations		-		201		-		-		201
Disposals		-		(5,085)		(1,160)		(317)		(6,562)
Translation adjustment		-		822		120		42		984
As at March 31, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669

Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		19		5,651		614		238		6,522
Disposals		-		(3,564)		(1,003)		(263)		(4,830)
Translation adjustment		-		364		69		26		459
As at March 31, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Net carrying value as at March 31, 2023									₹	18,702

(1) Comprised of net carrying value of computer equipment.

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2021		2022		2023
Interest expenses on lease liabilities	₹	798	₹	894	₹	1,176
Rent expense recognized under facility expenses pertaining to:
Leases of low-value assets	53		150			261
Leases with less than twelve months of lease term		1,876		2,392		2,732
	₹	2,727	₹	3,436	₹	4,169

Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets is not material.

The Company is committed to certain leases amounting to ₹ 554 which have not commenced as of March 31, 2023. The term of such leases ranges from 4 to 6 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2022		2023
Balance at the beginning of the year	₹	139,127	₹	246,989
Translation adjustment		5,293		20,335
Acquisition through business combinations(1) (Refer to Note 7)		102,569		40,687
Disposals (Refer to Note 37)		-		(41)
Balance at the end of the year	₹	246,989	₹	307,970

(1)Acquisition through business combinations for the years ended March 31, 2022 and 2023 is after considering the impact of ₹ 116 and ₹ 57 towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively.

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2022 and 2023 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31,
CGUs	2022		2023
Americas 1	₹	77,106	₹	103,583
Americas 2		84,166		98,081
Europe		64,288		78,459
Asia Pacific Middle East and Africa		21,429		27,847
	₹	246,989	₹	307,970

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

Based on the above testing, no impairment was identified as at March 31, 2022 and 2023, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		27,834		9,814		37,648
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408
As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376
As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through business combinations (Refer to Note 7)		5,602		482		6,084
Deductions/adjustments (1)		(2,555)		(862)		(3,417)
Translation adjustment		3,400		876		4,276
As at March 31, 2023	₹	49,813	₹	11,924	₹	61,737
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment (2)		7,718		2,236		9,954
Deductions/adjustments		(2,519)		(862)		(3,381)
Translation adjustment		735		145		880
As at March 31, 2023	₹	15,417	₹	3,275	₹	18,692

Net carrying value as at March 31, 2023	₹	34,396	₹	8,649	₹	43,045

(1)
Includes ₹ 36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.
(2)
During the year ended March 31, 2023, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,816 for the year ended March 31, 2023, as part of amortization and impairment.

As at March 31, 2023, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period
Capco - customer-related intangible	₹	21,089	7.08 years
Capco - marketing-related intangible		7,214	8.08 years
Rizing		3,802	1.64 - 4.64 years
Edgile, LLC		1,620	4.75 years
Ampion Holdings Pty Ltd		1,478	1.35 - 4.35 years
Vara Infotech Private Limited		1,305	3.5 - 6.5 years
Rational Interaction, Inc.		1,206	3.89 years
Eximius Design, LLC		1,097	0.9 - 4.4 years
Convergence Acceleration Solutions, LLC		942	5.03 years
International TechneGroup Incorporated		138	1.5 years
Others		3,154	0.84 - 9.25 years
Total	₹	43,045

7. Business combinations

Summary of acquisitions during the year ended March 31, 2021:

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

b) ₹ 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East

c) ₹ 849 towards acquisition of Encore Theme Technologies Private Limited (“ETT”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and

d) ₹ 6,041 towards acquisition of Eximius Design, LLC and Eximius Design India Private Limited (“Eximius”) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design.

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

Summary of acquisitions during the year ended March 31, 2022:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a)
Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b)
Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion’s product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c)
Edgile, LLC (“Edgile”), a US-based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d)
LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,625.

The following table presents the purchase price allocation:

	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	4,667	₹	1,235	₹	1,306	₹	195
Fair value of customer-related intangibles		24,273		1,748		1,717		63
Fair value of marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		-		(49)
Total	₹	27,640	₹	2,780	₹	4,183	₹	320
Goodwill		81,890		6,322		12,993		1,305
Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,625

Net Assets include:
Cash and cash equivalents	₹	4,278	₹	855	₹	907	₹	145
Fair value of acquired trade receivables included in net assets	₹	6,167	₹	1,074	₹	819	₹	201
Gross contractual amount of acquired trade receivables		6,181		1,074		819		217
Less: Allowance for lifetime expected credit loss		(14)		-		-		(16)
Transaction costs included in general and administrative expenses	₹	358	₹	49	₹	152	₹	88

The goodwill of ₹ 102,510 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States of America.

The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between ₹ Nil and ₹ 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,462 is recorded as part of purchase price allocation.

Summary of acquisitions during the year ended March 31, 2023:

During the year ended March 31, 2023, the Company has completed two business combinations by acquiring 100% equity interest in:

(a)
Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022 for total cash consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.
(b)
Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022 for total cash consideration of ₹ 43,845.

The following table presents the purchase price allocation:

	CAS Group		Rizing
Net assets	₹	532	₹	3,936
Fair value of customer-related intangibles		1,708		3,894
Fair value of marketing-related intangibles		-		482
Deferred tax liabilities on intangible assets		-		(1,750)
Total	₹	2,240	₹	6,562
Goodwill		3,347		37,283
Total purchase price	₹	5,587	₹	43,845

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,114
Fair value of acquired trade receivables included in net assets	₹	452	₹	3,220
Gross contractual amount of acquired trade receivables		452		3,233
Less: Allowance for lifetime expected credit loss		-		(13)
Transaction costs included in general and administrative expenses	₹	19	₹	99

The purchase price allocation for Rizing is provisional as of March 31, 2023.

The goodwill of ₹ 40,630 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS Group in the United States of America.

The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ₹ Nil and ₹ 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,662 is recorded as part of purchase price allocation.

The pro-forma effects of acquisitions during the year ended March 31, 2023, on the Company’s results were not material.

8. Investments

	As at March 31,
	2022		2023
Non-current
Financial instruments at FVTPL
Equity instruments	₹	1,976	₹	3,773
Fixed maturity plan mutual funds		513		1,300
Financial instruments at FVTOCI
Equity instruments		14,963		15,647
Financial instruments at amortized cost
Inter corporate and term deposits		1,657	^
	₹	19,109	₹	20,720
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	15,550	₹	40,262
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		245,195
Financial instruments at amortized cost
Inter corporate and term deposits (1)		21,266		23,775
	₹	241,655	₹	309,232

Total	₹	260,764	₹	329,952

^ Value is less than 1

(1)
These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits of ₹ 653 (March 31, 2022: ₹ 654) held as margin money deposits against guarantees.

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2022 and 2023.

During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method. Refer to Note 26 for additional information.

The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31,
	2021		2022		2023
Carrying amount of the Company’s interest in associates accounted for using the equity method	₹	1,464	₹	774	₹	780

	For the year ended March 31,
	2021		2022		2023
Company’s share of net profit / (loss) of associates accounted for using the equity method in the consolidated statement of income	₹	130	₹	57	₹ (57)

Details of non-current investments in equity instruments- classified as FVTOCI

	Carrying value
	As at March 31,
Particulars	2022		2023
Tricentis Corporation	₹	2,698	₹	2,764
YugaByte, Inc.		1,993		2,161
Immuta, Inc.		740		1,390
TLV Partners, L.P.		1,209		1,318
Vectra Networks, Inc.		1,064		1,153
CyCognito Ltd.		977		1,060
TLV Partners II, L.P.		774		801
Incorta, Inc.		712		772
B Capital Fund II, L.P.		493		517
Work-Bench Ventures II-A, LP		413		491
TLV Partners III, L.P.		288		354
Boldstart Ventures IV, L.P.		379		343
Boldstart Opportunities II, L.P.		296		321
Avaamo Inc.		261		283
Glilot Capital Partners III L.P.		289		255
Vulcan Cyber Limited		227		247
Sealights Technologies Ltd.		182		197
Netspring Data, Inc.		152		164
Spartan Radar		-		164
Headspin Inc.		145		158
Moogsoft (Herd) Inc.		133		144
Kognitos, Inc.		-		123
Kibsi, Inc.		-		123
Squadcast, Inc.		91		99
Harte Hanks Inc.		575		66
Wep Peripherals Ltd.		60		58
Work-Bench Ventures III-A, LP		33		50
Wep Solutions Limited		41		33
Altizon Systems Private Limited		19		19
Drivestream India Private Limited		19		19
Tradeshift Inc.		379		-
Vicarious FPC, Inc.		321		-
Total	₹	14,963	₹	15,647

Details of non-current investments in equity instruments- classified as FVTPL

	Carrying value
	As at March 31,
Particulars	2022		2023
Securonix, Inc.	₹	-	₹	822
Lilt, Inc.		378		411
YugaByte, Inc.		357		387
Nexus Ventures Partner’s VI, L.P.		189		298
CyCognito Ltd.		227		247
Functionize, Inc.		152		214
SYN Ventures Fund LP		118		188
vFunction Inc.		152		164
Headspin Inc.		-		164
ShiftLeft, Inc.		-		163
TLV Partners IV, L.P.		60		133
Sealights Technologies Ltd.		114		123
Incorta, Inc.		90		98
Sorenson Ventures, L.P.		42		97
Immuta, Inc.		-		82
Boldstart Opportunities III, L.P.		55		77
Glilot Capital Partners IV, L.P		32		49
SYN Ventures Fund II LP		-		46
Altizon Systems Private Limited		10		10
Total	₹	1,976	₹	3,773

9. Trade receivables

	As at March 31,
	2022		2023
Trade receivables	₹	130,283	₹	134,026
Allowance for lifetime expected credit loss		(10,299)		(6,813)
	₹	119,984	₹	127,213

Non-current	₹	4,765	₹	863
Current		115,219		126,350

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2022		2023
Balance at the beginning of the year	₹	11,077	₹	10,299
Additions / (write-back), net (Refer to Note 25)		(797)		(604)
Charged against allowance		(76)		(3,302)
Translation adjustment		95		420
Balance at the end of the year	₹	10,299	₹	6,813

10. Inventories

	As at March 31,
	2022		2023
Stores and spare parts	₹	28	₹	30
Finished and traded goods		1,306		1,158
	₹	1,334	₹	1,188

11. Cash and cash equivalents

	As at March 31,
	2021		2022		2023
Cash and bank balances	₹	68,842	₹	61,882	₹	60,417
Demand deposits with banks (1)		100,951		41,954		31,463
	₹	169,793	₹	103,836	₹	91,880

(1)
These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31,
	2021		2022		2023
Cash and cash equivalents	₹	169,793	₹	103,836	₹	91,880
Bank overdrafts		(130)		(3)		(19)
	₹	169,663	₹	103,833	₹	91,861

12. Other financial assets

	As at March 31,
	2022		2023
Non-current
Security deposits	₹	1,396	₹	1,566
Finance lease receivables		4,262		4,742
Others		426		22
	₹	6,084	₹	6,330
Current
Security deposits	₹	1,513	₹	1,549
Dues from officers and employees		1,301		735
Interest receivables		1,835		386
Finance lease receivables		5,065		5,672
Deposit in interim dividend account		27,410		-
Others		5,790		754
	₹	42,914	₹	9,096
	₹	48,998	₹	15,426

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,
	2022		2023		2022		2023

Not later than one year	₹	5,223	₹	6,031	₹	5,065	₹	5,672
Later than one year but not later than five years		4,504		5,008		4,262		4,742
Gross investment in lease	₹	9,727	₹	11,039	₹	9,327	₹	10,414
Less: Unearned finance income		(400)		(625)		-		-
Present value of minimum lease payment receivables	₹	9,327	₹	10,414	₹	9,327	₹	10,414

Non-current					₹	4,262	₹	4,742
Current						5,065		5,672

13. Other assets

	As at March 31,
	2022		2023
Non-current
Prepaid expenses	₹	7,079	₹	5,375
Costs to obtain contract (1)		3,128		2,936
Costs to fulfil contract (2)		295		261
Others		4,324		5,034
	₹	14,826	₹	13,606
Current
Prepaid expenses	₹	15,839	₹	19,164
Dues from officers and employees		251		799
Advance to suppliers		3,179		2,506
Balance with GST and other authorities		7,566		7,929
Costs to obtain contract (1)		820		978
Costs to fulfil contract (2)		55		59
Others		1,223		1,464
	₹	28,933	₹	32,899
	₹	43,759	₹	46,505

(1)
Costs to obtain contract amortization of ₹ 1,257, ₹ 902 and ₹ 892 during the year ended March 31, 2021, 2022 and 2023 respectively.
(2)
Costs to fulfil contract amortization of ₹ Nil, ₹ 54 and ₹ 58 during the year ended March 31, 2021, 2022 and 2023 respectively.

14. Loans, borrowings and bank overdrafts

	As at March 31,
	2022		2023
Non-current
Unsecured Notes 2026 (1)	₹	56,403	₹	61,272
Loans from institutions other than banks		60		-
	₹	56,463	₹	61,272
Current
Borrowings from banks	₹	95,143	₹	88,745
Loans from institutions other than banks		87		57
Bank overdrafts		3		19
	₹	95,233	₹	88,821
	₹	151,696	₹	150,093

(1) On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The Notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 95,146 and ₹ 88,764, as at March 31, 2022 and 2023, respectively. The principal source of borrowings from banks as at March 31, 2023 primarily consists of lines of credit of approximately ₹ 76,667, U.S. Dollar (US$) 703 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 20 million, Euro (EUR) 13 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, Thai Baht (THB) 5 million, Indonesian Rupiah (IDR) 13,290 million, Brazilian Real (BRL) 2 million, Qatari Riyal (QAR) 10 million, Mexican Peso (MXN) 35 million and Israeli New Shekel (ILS) 1 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2023, the Company has unutilized lines of credit aggregating ₹ 24,917, US$ 313 million, CAD 10 million, SAR 20 million, EUR 13 million, GBP 7 million, BHD 1 million, THB 5 million, IDR 13,290 million, BRL 2 million, QAR 10 million, MXN 35 million and ILS 1 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

	As at March 31, 2022			As at March 31, 2023
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Final maturity
Unsecured Notes 2026
U.S. Dollar (US$)	744	₹	56,403	746	₹	61,272	June-26
Unsecured loans
Indian Rupee (INR)	-		141	-		57	March-24
Euro (EUR)	^		6	-		-
		₹	56,550		₹	61,329

Non-current portion of long-term loans and borrowings		₹	56,463		₹	61,272
Current portion of long-term loans and borrowings			87			57

^ Value is less than 1

Interest expense on loans, borrowings and bank overdrafts was ₹ 1,897, ₹ 3,261 and ₹ 6,648 for the years ended March 31, 2021, 2022 and 2023, respectively.

Cash and non-cash changes in liabilities arising from financing activities:

							Non-cash changes
	April 1, 2021		Cash flow		Issue expenses on Notes		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2022
Borrowings	₹	83,202	₹	68,310	₹	(298)	₹	-	₹	77	₹	402	₹	151,693
Bank overdrafts		130		(127)		-		-		-		-		3
Lease Liabilities		21,182		(9,730)		-		12,532		-		249		24,233
	₹	104,514	₹	58,453	₹	(298)	₹	12,532	₹	77	₹	651	₹	175,929

							Non-cash changes
	April 1, 2022		Cash flow		Issue expenses on Notes		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2023
Borrowings	₹	151,693	₹	(7,876)	₹	-	₹	-	₹	108	₹	6,149	₹	150,074
Bank overdrafts		3		16		-		-		-		-		19
Lease Liabilities		24,233		(9,711)		-		9,021		-		1,030		24,573
	₹	175,929	₹	(17,571)	₹	-	₹	9,021	₹	108	₹	7,179	₹	174,666

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 48,369 and ₹ 50,172, as at March 31, 2022 and 2023, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2022, and 2023, an amount of ₹ 31,276, and ₹ 34,096, respectively, was unutilized out of these non-fund based facilities.

15. Trade payables and accrued expenses

	As at March 31,
		2022		2023
Trade payables	₹	28,683	₹	21,728
Accrued expenses		65,794		67,326
	₹	94,477	₹	89,054

16. Other financial liabilities

	As at March 31,
	2022		2023
Non-current
Contingent consideration (Refer to Note 19)	₹	2,423	₹	1,545
Cash Settled ADS RSUs		2		-
Deposits and others		536		1,104
	₹	2,961	₹	2,649
Current
Contingent consideration (Refer to Note 19)	₹	1,906	₹	1,508
Advance from customers		1,582		1,373
Cash Settled ADS RSUs		18		6
Interim dividend payable		27,337		-
Capital creditors		626		215
Deposits and others		1,641		1,039
	₹	33,110	₹	4,141
	₹	36,071	₹	6,790

17. Other liabilities

	As at March 31,
	2022		2023
Non-current
Employee benefits obligations	₹	2,720	₹	2,947
Others		4,851		6,386
	₹	7,571	₹	9,333
Current
Employee benefits obligations	₹	15,310	₹	15,885
Statutory and other liabilities		15,490		13,155
Advance from customers		629		645
Others		522		530
	₹	31,951	₹	30,215
	₹	39,522	₹	39,548

18. Provisions

	As at March 31,
	2022		2023
Non-current
Provision for warranty	₹	1	₹ ^
	₹	1	₹ ^
Current
Provision for onerous contracts	₹	1,946	₹	1,590
Provision for warranty		294		456
Others		531		503
	₹	2,771	₹	2,549
	₹	2,772	₹	2,549

^ Value is less than 1

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2022								Year ended March 31, 2023
	Provision for warranty		Provision for onerous contracts		Others		Total		Provision for warranty		Provision for onerous contracts		Others		Total
Balance at the beginning of the year	₹	215	₹	2,358	₹	463	₹	3,036	₹	295	₹	1,946	₹	531	₹	2,772
Additional provision during the year (1)		307		1,080		191		1,578		414		866		-		1,280
Utilized/written-back during the year		(227)		(1,492)		(123)		(1,842)		(253)		(1,222)		(28)		(1,503)
Balance at the end of the year	₹	295	₹	1,946	₹	531	₹	2,772	₹	456	₹	1,590	₹	503	₹	2,549

(1) Addition in Provision for onerous contracts includes ₹ 51 towards adoption of Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract.

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

19. Financial instruments

	As at March 31,
	2022		2023
Financial Assets:
Cash and cash equivalents	₹	103,836	₹	91,880
Investments
Financial instruments at FVTPL		18,039		45,335
Financial instruments at FVTOCI		219,802		260,842
Financial instruments at Amortized cost		22,923		23,775
Other financial assets
Trade receivables		119,984		127,213
Unbilled receivables		60,809		60,515
Other financial assets		48,998		15,426
Derivative assets		3,038		1,873
	₹	597,429	₹	626,859
Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses	₹	94,477	₹	89,054
Other financial liabilities		36,071		6,790
Loans, borrowings and bank overdrafts		151,696		150,093
Lease liabilities		24,233		24,573
Derivative liabilities		633		3,004
	₹	307,110	₹	273,514

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets
	Gross amounts of recognized other financial assets		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized other financial assets presented in the statement of financial position
As at March 31, 2022	₹	239,897	₹	(10,106)	₹	229,791
As at March 31, 2023	₹	213,032	₹	(9,878)	₹	203,154

	Financial liabilities
	Gross amounts of recognized trade payables and other payables		Gross amounts of recognized financial liabilities set off in the statement of financial position		Net amounts of recognized trade payables and other financial liabilities presented in the statement of financial position
As at March 31, 2022	₹	140,654	₹	(10,106)	₹	130,548
As at March 31, 2023	₹	105,722	₹	(9,878)	₹	95,844

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

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2022 and 2023, the carrying value of such receivables, net of allowances approximates the fair value. The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of 31st March 2023 is 4.915%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2023.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2022								As at March 31, 2023
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,242	₹	-	₹	2,242	₹	-	₹	772	₹	-	₹	772	₹	-
Others		796		-		796		-		1,101		-		1,101		-
Investments:
Short-term mutual funds		15,550		15,550		-		-		40,262		40,262		-		-
Fixed maturity plan mutual funds		513		-		513		-		1,300		-		1,300		-
Equity instruments		16,939		41		574		16,324		19,420		99		-		19,321
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		1,251		203,588		-		245,195		1,256		243,939		-

Liabilities
Derivative instruments:
Cash flow hedges	₹	(299)	₹	-	₹	(299)	₹	-	₹	(2,534)	₹	-	₹	(2,534)	₹	-
Others		(334)		-		(334)		-		(470)		-		(470)		-
Contingent consideration		(4,329)		-		-		(4,329)		(3,053)		-		-		(3,053)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market approach primarily based on market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at March 31,
Investment in equity instruments	2022		2023
Balance at the beginning of the year	₹	10,227	₹	16,324
Additions		3,973		2,093
Disposals (1)		(7,697)		(632)
Unrealized gain/(loss) recognized in statement of income (Refer to Note 28)		40		(2)
Gain recognized in other comprehensive income		9,423		291
Translation adjustment		358		1,247
Balance at the end of the year	₹	16,324	₹	19,321

(1) During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of ₹ 7,573 and recognized a cumulative gain of ₹ 2,848 in other comprehensive income.

During the year ended March 31, 2023, the Company sold its shares in Vicarious FPC, Inc. and Harte Hanks Inc. at a fair value of ₹ 1,150 and recognized a cumulative gain of ₹ 30 in other comprehensive income.

	As at March 31,
Contingent consideration	2022		2023
Balance at the beginning of the year	₹	(2,293)	₹	(4,329)
Additions		(2,533)		(1,662)
Reversals (1)		468		1,671
Payouts		309		1,784
Finance expense recognized in statement of income		(117)		(131)
Translation adjustment		(163)		(386)
Balance at the end of the year	₹	(4,329)	₹	(3,053)

(1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

							(in million)
	As at March 31,
	2022				2023
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,413	₹	509	USD	977	₹	(262)
		€191	₹	668		€94	₹	(497)
		£173	₹	645		£138	₹	(728)
	AUD	170	₹	(217)	AUD	89	₹	9

Range forward option contracts	USD	493	₹	217	USD	1,157	₹	(19)
		€6	₹	8		€49	₹	(112)
		£28	₹	119		£60	₹	(69)
	AUD	11	₹	(6)	AUD	34	₹	29

Interest rate swaps	INR	-	₹	-	INR	4,750	₹	(113)

Non-designated derivative instruments
Sell: Forward contracts (1)	USD	1,452	₹	536	USD	1,550	₹	736
		€109	₹	1		€171	₹	(176)
		£91	₹	81		£129	₹	(100)
	AUD	47	₹	(122)	AUD	56	₹	69
	SGD	4	₹	(1)	SGD	14	₹	1
	ZAR	8	₹	^	ZAR	43	₹	(7)
	CAD	47	₹	(25)	CAD	69	₹	(25)
	SAR	33	₹	(1)	SAR	147	₹	(6)
	PLN	14	₹	(2)	PLN	-	₹	-
	CHF	5	₹	(5)	CHF	9	₹	5
	QAR	11	₹	(4)	QAR	4	₹	(2)
	TRY	30	₹	6	TRY	30	₹	(1)
	NOK	13	₹	(3)	NOK	13	₹	6
	OMR	2	₹	^	OMR	1	₹	^
	SEK	17	₹	(2)	SEK	3	₹	^
	JPY	513	₹	20	JPY	784	₹	6
	DKK	2	₹	^	DKK	33	₹	(4)
	AED	-	₹	-	AED	20	₹	^
	CNH	-	₹	-	CNH	1	₹	^

Buy: Forward contracts	SEK	22	₹	2	SEK	-	₹	-
	DKK	16	₹	(2)	DKK	-	₹	-
	CHF	2	₹	(1)	CHF	-	₹	-
	AED	26	₹	^	AED	5	₹	^
	JPY	447	₹	(18)	JPY	-	₹	-
	CNH	11	₹	^	CNH	-	₹	-
	NOK	12	₹	(1)	NOK	12	₹	^
	QAR	-	₹	-	QAR	4	₹	2
	ZAR	-	₹	-	ZAR	7	₹	1
	PLN	-	₹	-	PLN	26	₹	13

Range forward option contracts	USD	-	₹	-	USD	30	₹	31

Interest rate swaps	INR	4,750	₹	3	INR	-	₹	-
	USD	-	₹	-	USD	200	₹	82

			₹	2,405			₹	(1,131)

^ Value is less than 1

(1) USD 1,452 and USD 1,550 includes USD/PHP sell forward of USD 86 and USD 77 as at March 31, 2022 and 2023, respectively.

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

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2022		2023
Balance as at the beginning of the year	₹	2,182	₹	1,943

Changes in fair value of effective portion of derivatives		3,943		(4,839)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions (1)		(4,182)		1,134
Gain/(loss) on cash flow hedging derivatives, net	₹	(239)	₹	(3,705)

Balance as at the end of the year	₹	1,943	₹	(1,762)
Deferred tax thereon		(466)		359
Balance as at the end of the year, net of deferred tax	₹	1,477	₹	(1,403)

(1) Includes net (gain)/loss reclassified to revenue of ₹ (4,979) and ₹ 2,471 for the years ended March 31, 2022 and 2023, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 797 and ₹ (1,337) for the years ended March 31, 2022 and 2023, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2023 are expected to occur and be reclassified to the statement of income over a period of two years.

As at March 31, 2022 and 2023, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfer its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2021, 2022 and 2023 is not material.

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

As at March 31, 2023, a ₹ 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 3,360 (consolidated statement of income ₹ 1,502 and other comprehensive income ₹ 1,858) decrease in the fair value, and a ₹ 1 decrease would result in approximately ₹ 3,341 (consolidated statement of income ₹ 1,503 and other comprehensive income ₹ 1,838) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2022 and 2023:

	As at March 31, 2022
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	34,969	₹	9,429	₹	10,016	₹	4,455	₹	1,711	₹	4,078	₹	64,658
Unbilled receivables		22,003		3,928		3,522		2,159		872		2,335		34,819
Contract assets		4,239		3,417		3,968		1,194		168		957		13,943
Cash and cash equivalents		13,603		2,808		966		537		1,936		2,649		22,499
Other financial assets		44,559		3,980		354		519		626		1,319		51,357
Lease Liabilities		(3,813)		(3,449)		(958)		(189)		(83)		(1,420)		(9,912)
Trade payables, accrued expenses and other financial liabilities		(28,907)		(9,087)		(9,784)		(1,725)		(663)		(6,193)		(56,359)
Net financial assets/ (liabilities)	₹	86,653	₹	11,026	₹	8,084	₹	6,950	₹	4,567	₹	3,725	₹	121,005

	As at March 31, 2023
	US $		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (2)		Total
Trade receivables	₹	42,312	₹	13,758	₹	8,911	₹	2,317	₹	1,567	₹	5,661	₹	74,526
Unbilled receivables		19,372		3,050		2,360		1,431		393		1,719		28,325
Contract assets		4,597		7,081		3,077		632		180		1,193		16,760
Cash and cash equivalents		10,048		5,810		2,448		1,288		2,643		4,244		26,481
Other financial assets		40,039		1,066		1,234		136		130		1,690		44,295
Lease Liabilities		(4,022)		(2,998)		(457)		(175)		(118)		(1,765)		(9,535)
Trade payables, accrued expenses and other financial liabilities		(26,726)		(11,417)		(6,120)		(1,329)		(1,482)		(3,285)		(50,359)
Net financial assets/ (liabilities)	₹	85,620	₹	16,350	₹	11,453	₹	4,300	₹	3,313	₹	9,457	₹	130,493

(1) Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirhams etc.

(2) Other currencies reflect currencies such as Saudi Riyal, Singapore Dollar, Japanese Yen etc.

As at March 31, 2022 and 2023, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 1,210 and ₹ 1,305, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in (decrease)/increase in fair value of interest rate swaps by approximately ₹ (67) and ₹ 69 respectively, in other comprehensive income.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in increase/(decrease) in fair value of interest rate swaps by approximately ₹ 329 and ₹ (340) respectively, in the consolidated statement of income. If interest rates were to increase by 100 bps as on March 31, 2022, and 2023, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 951 and ₹ 887, respectively. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2022 and 2023, or revenues for the years ended March 31, 2021, 2022 and 2023. There is no significant concentration of credit risk.

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2023, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2022
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	97,693	₹	912	₹	1,706	₹	57,261	₹	157,572	₹	(5,876)	₹	151,696
Lease Liabilities (1)		9,872		6,947		6,913		2,344		26,076		(1,843)		24,233
Trade payables and accrued expenses		94,477		-		-		-		94,477		-		94,477
Derivative liabilities		585		10		38		-		633		-		633
Other financial liabilities (2)		33,126		2,833		220		-		36,179		(108)		36,071

	As at March 31, 2023
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	91,743	₹	924	₹	63,015	₹	-	₹	155,682	₹	(5,589)	₹	150,093
Lease Liabilities (1)		9,620		7,130		7,233		3,087		27,070		(2,497)		24,573
Trade payables and accrued expenses		89,054		-		-		-		89,054		-		89,054
Derivative liabilities		2,825		153		26		-		3,004		-		3,004
Other financial liabilities (2)		4,192		1,587		951		410		7,140		(350)		6,790

(1) Includes future cash outflow towards estimated interest on borrowings and lease liabilities.

(2) Includes future cash outflow towards estimated interest on contingent consideration.
The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2022		2023
Cash and cash equivalents	₹	103,836	₹	91,880
Investments - Current		241,655		309,232
Loans, borrowings and bank overdrafts		(151,696)		(150,093)
	₹	193,795	₹	251,019

20. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2022		2023
Balance at the beginning of the year	₹	22,936	₹	26,850
Translation difference related to foreign operations, net		4,072		16,538
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		(158)		(133)
Balance at the end of the year	₹	26,850	₹	43,255

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		223		1,851		1,216		-
Buyback of equity shares		-		-		-		475
As at March 31, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122

As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		399		(1,219)		8,710		-
As at March 31, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122

As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		(50)		(3,137)		705		-
As at March 31, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122

21. Income taxes

	Year ended March 31,
	2021		2022		2023
Income tax expense as per the statement of income	₹	30,345	₹	28,946	₹	33,992
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		226		242		(275)
Gains/(losses) on cash flow hedging derivatives		1,013		14		(825)
Remeasurements of the defined benefit plans		111		3		(16)
	₹	31,695	₹	29,205	₹	32,876

Income tax expense consists of the following:

	Year ended March 31,
	2021		2022		2023
Current taxes	₹	26,065	₹	32,415	₹	32,198
Deferred taxes		4,280		(3,469)		1,794
	₹	30,345	₹	28,946	₹	33,992

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2021		2022		2023
Profit before tax	₹	139,007	₹	151,275	₹	147,657
Enacted income tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	₹	48,569	₹	52,855	₹	51,591
Effect of:
Income exempt from tax	₹	(12,697)	₹	(17,503)	₹	(17,398)
Basis differences that will reverse during a tax holiday period		(2,268)		1,348		268
Income taxed at higher / (lower) rates		(2,381)		(5,649)		(3,818)
Taxes related to prior years		(3,861)		(5,499)		(536)
Changes in unrecognized deferred tax assets		1,096		669		618
Expenses disallowed for tax purpose		1,879		2,898		3,563
Others, net		8		(173)		(296)
Income tax expense	₹	30,345	₹	28,946	₹	33,992
Effective income tax rate		21.83%		19.13%		23.02%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2022		2023
Carry forward losses (1)	₹	2,144	₹	2,624
Trade payables, accrued expenses and other liabilities		6,103		6,367
Allowances for lifetime expected credit loss		2,987		1,743
Cash flow hedges		-		359
Others		53		-
	₹	11,287	₹	11,093

Property, plant and equipment	₹	(1,058)	₹	(911)
Amortizable goodwill		(3,285)		(3,855)
Intangible assets		(9,645)		(10,170)
Interest income and fair value movement of investments		(1,067)		(1,170)
Contract liabilities		(60)		(370)
Special Economic Zone re-investment reserve		(5,549)		(7,237)
Cash flow hedges		(466)		-
Others		-		(433)
	₹	(21,130)	₹	(24,146)

Net deferred tax assets/(liabilities)	₹	(9,843)	₹	(13,053)

Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	2,298	₹	2,100
Deferred tax liabilities	₹	(12,141)	₹	(15,153)

(1)
Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2021	As at April 1, 2020		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		Others		As at March 31, 2021
Carry forward losses	₹	2,044	₹	(230)	₹	(22)	₹	(155)	₹	1,637
Trade payables, accrued expenses and other liabilities		4,994		279		(171)		13		5,115
Allowances for lifetime expected credit loss		3,921		(734)		21		-		3,208
Minimum alternate tax		3,425		(3,425)		-		-		-
Property, plant and equipment		(686)		(649)		66		1		(1,268)
Amortizable goodwill		(2,166)		34		67		-		(2,065)
Intangible assets		(1,541)		759		(55)		(412)		(1,249)
Interest income and fair value movement of investments		(626)		(730)		(226)		-		(1,582)
Cash flow hedges		561		-		(1,013)		-		(452)
Contract asset / (Contract liabilities)		(11)		101		4		(3)		91
Special Economic Zone re-investment reserve		(6,614)		120		-		-		(6,494)
Others		(121)		195		16		-		90
Total	₹	3,180	₹	(4,280)	₹	(1,313)	₹	(556)	₹	(2,969)

Movement during the year ended March 31, 2022	As at April 1, 2021		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		On account of business combinations and others		As at March 31, 2022
Carry forward losses	₹	1,637	₹	1,083	₹	101	₹	(677)	₹	2,144
Trade payables, accrued expenses and other liabilities		5,115		363		41		584		6,103
Allowances for lifetime expected credit loss		3,208		(248)		27		-		2,987
Property, plant and equipment		(1,268)		289		(30)		(49)		(1,058)
Amortizable goodwill		(2,065)		(1,129)		(91)		-		(3,285)
Intangible assets		(1,249)		1,910		(212)		(10,094)		(9,645)
Interest income and fair value movement of investments		(1,582)		424		(245)		336		(1,067)
Cash flow hedges		(452)		-		(14)		-		(466)
Contract asset / (Contract liabilities)		91		(205)		7		47		(60)
Special Economic Zone re-investment reserve		(6,494)		945		-		-		(5,549)
Others		90		37		(98)		24		53
Total	₹	(2,969)	₹	3,469	₹	(514)	₹	(9,829)	₹	(9,843)

Movement during the year ended March 31, 2023	As at April 1, 2022		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income *		On account of business combinations and others		As at March 31, 2023
Carry forward losses	₹	2,144	₹	397	₹	83	₹	-	₹	2,624
Trade payables, accrued expenses and other liabilities		6,103		99		165		-		6,367
Allowances for lifetime expected credit loss		2,987		(1,234)		(10)		-		1,743
Property, plant and equipment		(1,058)		202		(55)		-		(911)
Amortizable goodwill		(3,285)		(299)		(271)		-		(3,855)
Intangible assets		(9,645)		1,947		(722)		(1,750)		(10,170)
Interest income and fair value movement of investments		(1,067)		(367)		264		-		(1,170)
Cash flow hedges		(466)		-		825		-		359
Contract asset / (Contract liabilities)		(60)		(298)		(12)		-		(370)
Special Economic Zone re-investment reserve		(5,549)		(1,688)		-		-		(7,237)
Others		53		(553)		(67)		134		(433)
Total	₹	(9,843)	₹	(1,794)	₹	200	₹	(1,616)	₹	(13,053)

*Includes impact of foreign currency translation.

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

Deferred tax asset amounting to ₹ 8,017 and ₹ 9,321 as at March 31, 2022 and 2023, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 32,117 and ₹ 38,564 as at March 31, 2022 and 2023, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 29,993, and ₹ 35,621 as at March 31, 2022 and 2023, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 2,124 and ₹ 2,943 as at March 31, 2022 and 2023, respectively, expires in various years through fiscal year 2042.

The Company has recognized deferred tax assets of ₹ 2,144 and ₹ 2,624 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2022 and 2023, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the statement of financial position for the years ended March 31, 2022 and 2023. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 11,458, ₹ 16,483 and ₹ 16,718 for the years ended March 31, 2021, 2022 and 2023, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2021, 2022 and 2023 was ₹ 2.03, ₹ 3.02, and ₹ 3.05, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹ 94,029 and ₹ 108,724 as at March 31, 2022 and 2023, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

22. Dividends and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1, ₹ 1 and ₹ 6 (including ₹ 5 declared on March 25, 2022), during the years ended March 31, 2021, 2022 and 2023, respectively.

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

The capital structure as at March 31, 2022 and 2023 was as follows:

	As at March 31,
	2022		2023		% Change
Equity attributable to the equity shareholders of the Company	₹	658,158	₹	781,164	18.7%
As percentage of total capital		79%		82%

Current loans, borrowings and bank overdrafts		95,233		88,821
Non-current long-term loans and borrowings		56,463		61,272
Lease liabilities		24,233		24,573
Total loans, borrowings and bank overdrafts and lease liabilities	₹	175,929	₹	174,666	(0.7)%
As percentage of total capital		21%		18%

Total capital	₹	834,087	₹	955,830	14.6%

Loans and borrowings represent 21% and 18% of total capital as at March 31, 2022 and 2023, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

A.
Contract Assets and Liabilities

Contract liabilities: During the year ended March 31, 2022 and March 31, 2023, the Company recognized revenue of ₹ 18,880 and ₹ 21,696 arising from contract liabilities as at March 31, 2021 and March 31, 2022 respectively.

Contract assets: During the year ended March 31, 2022 and March 31, 2023, ₹ 13,944 and ₹ 15,541 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones.

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

As at March 31, 2021, 2022 and 2023, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 384,881, ₹ 328,191 and ₹ 317,612, respectively of which approximately 59%, 59% and 66%, respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C.
Disaggregation of Revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 34 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	-	₹	8,912	₹	611,767
Sale of products		-		-		-		-		-		7,663		-		7,663
	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	103,040	₹	56,275	₹	23,228	₹	185,152
Health		64,397		18		12,390		4,789		81,594
Consumer		68,258		2,306		17,731		10,544		98,839
Communications		6,252		1,112		8,247		15,512		31,123
Energy, Natural Resources and Utilities		426		27,405		31,271		19,717		78,819
Manufacturing		265		23,350		22,339		3,024		48,978
Technology		35,180		21,689		16,245		5,236		78,350
	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430
C. Revenue by nature of contract
Fixed price and volume based	₹	98,868	₹	110,143	₹	108,591	₹	54,519	₹	372,121	₹	-	₹	7,166	₹	379,287
Time and materials		78,519		68,777		55,907		27,531		230,734		-		1,746		232,480
Products		-		-		-		-		-		7,663		-		7,663
	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	-	₹	7,295	₹	784,761
Sale of products		-		-		-		-		-		6,173		-		6,173
	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	144,076	₹	93,039	₹	30,048	₹	269,772
Health		73,542		127		13,975		3,407		91,051
Consumer		89,824		2,589		31,718		12,310		136,441
Communications		9,387		1,207		12,952		15,035		38,581
Energy, Natural Resources and Utilities		712		36,413		38,421		19,038		94,584
Manufacturing		199		26,662		23,220		3,197		53,278
Technology		40,570		27,049		18,696		7,444		93,759
	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934
C. Revenue by nature of contract
Fixed price and volume based	₹	121,656	₹	131,975	₹	139,031	₹	56,104	₹	448,766	₹	-	₹	5,789	₹	454,555
Time and materials		95,187		106,148		92,990		34,375		328,700		-		1,506		330,206
Products		-		-		-		-		-		6,173		-		6,173
	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

Information on disaggregation of revenues for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	-	₹	5,823	₹	898,829
Sale of products		-		-		-		-		-		6,047		-		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876
B. Revenue by sector
Banking, Financial Services and Insurance	₹	4,611	₹	171,085	₹	102,741	₹	33,406	₹	311,843
Health		82,992		213		17,896		4,089		105,190
Consumer		109,398		4,087		38,010		16,149		167,644
Communications		13,059		1,399		13,510		14,405		42,373
Energy, Natural Resources and Utilities		739		39,949		39,767		22,280		102,735
Manufacturing		163		33,148		24,732		3,424		61,467
Technology		49,181		27,143		18,779		6,651		101,754
	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876
C. Revenue by nature of contract
Fixed price and volume based	₹	150,188	₹	141,397	₹	146,280	₹	58,667	₹	496,532	₹	-	₹	4,672	₹	501,204
Time and materials		109,955		135,627		109,155		41,737		396,474		-		1,151		397,625
Products		-		-		-		-		-		6,047		-		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876

25. Expenses by nature

	Year ended March 31,
	2021		2022		2023
Employee compensation	₹	332,371	₹	450,075	₹	537,644
Sub-contracting and technical fees		83,609		108,589		115,247
Cost of hardware and software		7,684		6,431		6,627
Travel		5,258		7,320		14,445
Facility expenses (1)		11,178		11,990		13,492
Software license expense for internal use (1)		9,077		13,279		18,717
Depreciation, amortization and impairment (2)		27,656		30,911		33,402
Communication		6,069		5,760		5,911
Legal and professional fees (3)		7,956		15,026		13,288
Rates, taxes and insurance		3,475		4,548		5,905
Marketing and brand building		1,011		2,010		2,951
Lifetime expected credit loss/ (write-back)		1,506		(797)		(604)
Miscellaneous expenses (3)		2,441		2,047		2,717
Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	499,291	₹	657,189	₹	769,742

(1)
Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the year ended March 31, 2023. Previous period figures have been reclassified accordingly.
(2)
Depreciation, amortization, and impairment includes an impairment charge on certain software platforms, capital work-in-progress, property, plant and equipment and intangible assets amounting to ₹ 2,418, ₹ Nil and ₹ 1,816, for the years ended March 31, 2021, 2022 and 2023, respectively. (Refer to Note 6)
(3)
Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the year ended March 31, 2023. Previous period figures have been reclassified accordingly. Miscellaneous expenses for the year ended March 31, 2021, includes an amount of ₹ 991 towards COVID-19 contributions.

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

Year ended March 31, 2022

The Company sold its investment in Ensono Holdings, LLC as a result of an acquisition by another investor for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

The Company sold its investment in Denim Group as a result of an acquisition by another investor for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Finance expenses

	Year ended March 31,
	2021		2022		2023
Interest expense	₹	4,298	₹	5,325	₹	10,077
Exchange fluctuation loss on foreign currency borrowings		790		-		-
	₹	5,088	₹	5,325	₹	10,077

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2021		2022		2023
Interest income	₹	18,442	₹	13,114	₹	16,889
Dividend income		4		2		3
Exchange fluctuation gain on foreign currency borrowings		-		1,485		-
Net gain from investments classified as FVTPL		1,478		1,270		1,344
Net gain/(loss) from investments classified as FVTOCI		988		386		(51)
Finance and other income	₹	20,912	₹	16,257	₹	18,185

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	4,383	₹	808	₹	(4,342)
Other foreign exchange gains/(losses), net		(1,388)		3,547		8,814
Foreign exchange gains/(losses), net	₹	2,995	₹	4,355	₹	4,472

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

	Year ended March 31,
	2021		2022		2023
Profit attributable to equity holders of the Company	₹	107,946	₹	122,191	₹	113,500
Weighted average number of equity shares outstanding		5,649,265,885		5,466,705,840		5,477,466,573
Basic earnings per share	₹	19.11	₹	22.35	₹	20.73

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

	Year ended March 31,
	2021		2022		2023
Profit attributable to equity holders of the Company	₹	107,946	₹	122,191	₹	113,500
Weighted average number of equity shares outstanding		5,649,265,885		5,466,705,840		5,477,466,573
Effect of dilutive equivalent share options		12,391,937		15,377,598		11,524,602
Weighted average number of equity shares for diluted earnings per share		5,661,657,822		5,482,083,438		5,488,991,175
Diluted earnings per share	₹	19.07	₹	22.29	₹	20.68

30. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2021, 2022 and 2023, were ₹ 2,897, ₹ 4,164, and ₹ 3,958, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 19,401,215, 14,689,729 and 9,895,836 treasury shares as at March 31, 2021, 2022 and 2023, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1)	59,797,979	US$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1)	59,797,979	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1)	49,831,651	₹ 2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 (2)	39,546,197	₹ 2

Employees covered under stock option plans and restricted stock unit (the “RSUs”) option plans (collectively, the “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

(1)
The maximum contractual term for these RSUs option plans is perpetual until the options are available for grant under the plan.
(2)
The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.

The activity in equity-settled stock option plans and restricted stock unit option plan is summarized below:

		Year ended March 31,
		2021	2022	2023
	Range of exercise price and weighted average exercise price	Numbers of options
Outstanding at the beginning of the year	₹ 2	15,594,190	15,831,948	12,242,672
	US $ 0.03	7,854,540	10,822,476	17,511,902
Granted (1)	₹ 2	6,275,290	2,500,481	2,756,820
	US $ 0.03	5,033,648	10,470,026	8,440,980
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	(1,291,500)	608,435	(343,451)
	US $ 0.03	(1,021,560)	570,076	(943,333)
Exercised	₹ 2	(3,356,199)	(4,712,311)	(4,910,689)
	US $ 0.03	(3,269,832)	(2,930,735)	(5,730,830)
Modification **	₹ 2	-	-	-
	US $ 0.03	3,453,015	-	-
Forfeited and expired	₹ 2	(1,389,833)	(1,985,881)	(1,292,861)
	US $ 0.03	(1,227,335)	(1,419,941)	(2,821,161)
Outstanding at the end of the year	₹ 2	15,831,948	12,242,672	8,452,491
	US $ 0.03	10,822,476	17,511,902	16,457,558
Exercisable at the end of the year	₹ 2	2,679,538	2,478,568	2,806,799
	US $ 0.03	465,603	1,072,118	1,329,682

(1)
Includes 2,969,860, 1,135,949 and Nil Performance based stock options (RSUs) during the year ended March 31, 2021, 2022 and 2023, respectively. 2,376,980, 2,941,546 and Nil Performance based stock options (ADS) during the year ended March 31, 2021, 2022 and 2023, respectively. Performance based stock options (RSUs) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled stock option plans and restricted stock unit option plan is summarized below:

	Year ended March 31,
	2021	2022	2023
	Number of options
Outstanding at the beginning of the year	4,721,388	78,199	24,600
Modification **	(3,453,015)	-	-
Exercised	(845,066)	(46,133)	(12,800)
Forfeited and lapsed	(345,108)	(7,466)	-
Outstanding at the end of the year	78,199	24,600	11,800
Exercisable at the end of the year	23,999	2,800	7,600

** RSUs arrangements that were modified during the year ended March 31, 2021

Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019, “Framework of Depository Receipts” shall not apply in case of issue of depository receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted as a modification during the year ended March 31, 2021, and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ₹ 739 was recognized as equity with a corresponding adjustment to financial liability.

The following table summarizes information about outstanding stock options and restricted stock unit option plan:

	Year ended March 31,
	2021		2022		2023
Range of exercise price and weighted average exercise price	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹ 2	15,831,948	18	12,242,672	13	8,452,491	14
US$ 0.03	10,822,476	19	17,511,902	20	16,457,558	21

The weighted average grant date fair value of options granted during the year ended March 31, 2021, 2022 and 2023 was ₹ 354.78, ₹ 603.47, and ₹ 422.37 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2021, 2022 and 2023 was ₹ 354.45, ₹ 604.47, and ₹ 421.06 for each option, respectively.

31. Employee benefits

a)
Employee costs includes

	Year ended March 31,
	2021		2022		2023
Salaries and bonus	₹	318,043	₹	429,837	₹	516,063
Employee benefits plans		11,431		16,074		17,623
Share-based compensation(1)		2,897		4,164		3,958
	₹	332,371	₹	450,075	₹	537,644

(1) Includes ₹ 587, ₹ 54 and ₹ (11) for the years ended March 31, 2021, 2022 and 2023, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2021		2022		2023
Cost of revenues	₹	282,983	₹	382,446	₹	456,759
Selling and marketing expenses		31,236		41,339		46,840
General and administrative expenses		18,152		26,290		34,045
	₹	332,371	₹	450,075	₹	537,644

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2021		2022		2023
Re-measurement of net defined benefit liability/(asset)
Return on plan assets excluding interest income - loss/(gain)	₹	(578)	₹	(30)	₹	626
Actuarial loss/(gain) arising from financial assumptions		423		(625)		(2,106)
Actuarial loss/(gain) arising from demographic assumptions		155		(667)		342
Actuarial loss/(gain) arising from experience adjustments		(334)		920		741
Changes in asset ceiling		-		-		463
	₹	(334)	₹	(402)	₹	66

b)
Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefit plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2021		2022		2023
Current service cost	₹	2,085	₹	2,674	₹	2,682
Net interest on net defined benefit liability/(asset)		131		64		45
Net charge to statement of income	₹	2,216	₹	2,738	₹	2,727

Actual return on plan assets	₹	1,127	₹	715	₹	184

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2022		2023
Defined benefit obligation at the beginning of the year	₹	15,475	₹	18,893
Acquisitions		3,123		94
Current service cost		2,674		2,682
Interest on obligation		749		855
Benefits paid		(2,731)		(3,291)
Remeasurement loss/(gain)
Actuarial loss/(gain) arising from financial assumptions		(625)		(2,106)
Actuarial loss/(gain) arising from demographic assumptions		(667)		342
Actuarial loss/(gain) arising from experience adjustments		920		741
Translation adjustment		(25)		403
Defined benefit obligation at the end of the year	₹	18,893	₹	18,613

Change in plan assets is summarized below:

	As at March 31,
	2022		2023
Fair value of plan assets at the beginning of the year	₹	13,637	₹	17,701
Acquisitions		1,636		-
Expected return on plan assets		685		810
Employer contributions		2,213		306
Benefits paid		(452)		(513)
Remeasurement (loss)/gain
Return on plan assets excluding interest income - (loss)/gain		30		(626)
Translation adjustment		(48)		327
Fair value of plan assets at the end of the year	₹	17,701	₹	18,005
Present value of unfunded obligation	₹	(1,192)	₹	(608)
Effect of asset ceiling		-		(490)
Recognized asset/(liability)	₹	(1,192)	₹	(1,098)

Change in effect of asset ceiling is summarized below:

	As at March 31,
	2022		2023
Effect of asset ceiling at the beginning of the year	₹	-	₹	-
Changes in the effect of limiting the surplus to the asset ceiling		-		463
Translation adjustment		-		27
Effect of asset ceiling at the end of the year	₹	-	₹	490

As at March 31, 2022 and 2023, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2022	2023
Discount rate	4.54%	6.31%
Expected return on plan assets	4.54%	6.31%
Expected rate of salary increase	6.12%	6.30%
Duration of defined benefit obligations	8 years	8 years

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

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2024	₹	1,857
Estimated benefit payments from the fund for the year ending March 31:
2024	₹	2,583
2025		2,126
2026		2,061
2027		2,068
2028		1,851
Thereafter		15,479
Total	₹	26,168

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2023.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2023, every 1 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,288) and ₹ 1,469 respectively (March 31, 2022: ₹ (1,937) and ₹ 1,000 respectively).

As of March 31, 2023, every 1 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately ₹ 986 and ₹ (934) respectively (March 31, 2022: ₹ 634 and ₹ (635) respectively).

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

c)
Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2022		2023
Fair value of plan assets	₹	76,573	₹	90,938
Present value of defined benefit obligation		(76,573)		(90,938)
Net shortfall	₹	-	₹	-

The total expense for the years ended March 31, 2021, 2022 and 2023 is ₹ 2,833, ₹ 3,578 and ₹ 5,941, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2022	2023
Discount rate for the term of the obligation	5.85%	7.35%
Average remaining tenure of investment portfolio	6 years	6 years
Guaranteed rate of return	8.10%	8.15%

d)
Defined contribution plans:

The total expense for the years ended March 31, 2021, 2022 and 2023 is ₹ 6,513, ₹ 9,822 and ₹ 9,000, respectively.

32. Related party relationship and transactions

List of subsidiaries and associates as at March 31, 2023, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Encore Theme Technologies Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	U.K.
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (formerly known as Wipro Europe Limited)		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services Gmbh	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women's Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia

		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD' incorporated in South Africa and Wipro Foundation in India.

(2) All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Pvt) Ltd (formerly known as Attune Lanka (Pvt) Ltd)		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Middle East DMCC	United Arab Emirates
		Rizing Pte Ltd. (3)	Singapore
		Vesta Middle East FZE	United Arab Emirates
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd (formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (formerly known as Ampion Pty Ltd)		Australia

		Wipro Iris Holdco Pty Ltd (3) (formerly known as Iris Holdco Pty Ltd)	Australia
	Wipro Revolution IT Pty Ltd (formerly known as Revolution IT Pty Ltd)		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd (formerly known as Shelde Pty Ltd)		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria
Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		United Arab Emirates

(3) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc. (formerly known as Attune Consulting USA, Inc.)		USA
	Rizing Germany GmbH (formerly known as Attune Germany GmbH)		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC (formerly known as Attune Management LLC)		USA
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania
Wipro Iris Holdco Pty Ltd (formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (formerly known as Iris Bidco Pty Ltd)		Australia

As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunites Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
Pl International Holdings LLC	Entity controlled by Promoters
Tarish Investment & Trading Co. Pvt Ltd	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
S.B. Packagings Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited	Entity controlled by Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric

Key management personnel
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Thierry Delaporte	Chief Executive Officer and Managing Director
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman") (1)
William Arthur Owens	Independent Director (2)
Päivi Rekonen	Independent Director (3)
Ireena Vittal	Independent Director
Dr. Patrick J. Ennis	Independent Director
Patrick Dupuis	Independent Director
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director
Jatin Pravinchandra Dalal	Chief Financial Officer

(1) Mr. Azim H. Premji is the ultimate controlling party.

(2) Mr. William Arthur Owens retired as Independent Director with effect from July 31, 2022.

(3) Ms. Päivi Rekonen was appointed as Independent Director with effect from October 1, 2022 for a term of five years.

Relatives of key management personnel:

- Yasmeen A. Premji

- Tariq A. Premji

The Company has the following related party transactions:

	Entities controlled by/with significant influence of Directors						Key Management Personnel
Transactions / balances	2021		2022		2023		2021		2022		2023
Sale of goods and services	₹	171	₹	182	₹	451	₹	-	₹	-	₹	-
Assets purchased		423		158		129		-		-		-
Dividend (1)		3,760		3,760		22,555		242		244		1,458
Buyback of shares		91,562		-		-		-		-		-
Rental income		50		3		26		-		-		-
Rent paid		2		2		1		7		8		7
Others		44		49		27		-		-		-

Key management personnel (2)
Remuneration and short-term benefits	₹	-	₹	-	₹	-	₹	741	₹	805	₹	811
Other benefits		-		-		-		231		376		301

Balance as at the year end
Receivables	₹	241	₹	198	₹	313	₹	-	₹	-	₹	-
Payables		-		-		-		333		293		167

(1) Includes relative of key management personnel.

(2) Post-employment benefits comprising compensated absences is not disclosed, as this is determined for the Company as a whole. Other benefits include ₹ 219, ₹ 368, and ₹ 292 as of March 31, 2021, 2022 and 2023, respectively towards amortization of RSUs granted to them which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.

All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

33. Commitments and contingencies

Capital commitments: As at March 31, 2022 and 2023, the Company had committed to spend approximately ₹ 11,376 and ₹ 7,675 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and 2023, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 17,094 and ₹ 16,076 respectively, as part of the bank line of credit.

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

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 91,465 are not acknowledged as debt as at March 31, 2022 and 2023, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 15,240 as of March 31, 2022 and 2023, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

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

34. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

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

The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	178,091	₹	179,821	₹	165,441	₹	82,462	₹	605,815	₹	7,685	₹	8,912	₹	13	₹	622,425
Other operating income/(loss), net		-		-		-		-		(81)		-		-		-		(81)
Segment result		33,040		41,589		31,673		11,476		117,778		45		1,061		(903)		117,981
Unallocated										5,153		-		-		-		5,153
Segment result total									₹	122,850	₹	45	₹	1,061	₹	(903)	₹	123,053
Finance expense																		(5,088)
Finance and other income																		20,912
Share of net profit/(loss) of associates accounted for using the equity method																		130
Profit before tax																	₹	139,007
Income tax expense																		(30,345)
Profit for the year																	₹	108,662
Depreciation, amortization and impairment																	₹	27,656

Information on reportable segments for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	217,874	₹	239,404	₹	233,443	₹	91,103	₹	781,824	₹	6,173	₹	7,295	₹	(3)	₹	795,289
Other operating income/(loss), net		-		-		-		-		2,186		-		-		-		2,186
Segment result		42,820		47,376		35,739		10,523		136,458		115		1,173		(80)		137,666
Unallocated										434		-		-		-		434
Segment result total									₹	139,078	₹	115	₹	1,173	₹	(80)	₹	140,286
Finance expense																		(5,325)
Finance and other income																		16,257
Share of net profit/(loss) of associates accounted for using the equity method																		57
Profit before tax																	₹	151,275
Income tax expense																		(28,946)
Profit for the year																	₹	122,329
Depreciation, amortization and impairment																	₹	30,911

Information on reportable segments for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	261,270	₹	278,374	₹	256,845	₹	100,989	₹	897,478	₹	6,047	₹	5,823	₹	-	₹	909,348
Other operating income/(loss), net		-		-		-		-		-		-		-		-		-
Segment result		49,264		56,567		35,048		8,945		149,824		(176)		441		(1,442)		148,647
Unallocated										(9,041)		-		-		-		(9,041)
Segment result total									₹	140,783	₹	(176)	₹	441	₹	(1,442)	₹	139,606
Finance expense																		(10,077)
Finance and other income																		18,185
Share of net profit/(loss) of associates accounted for using the equity method																		(57)
Profit before tax																	₹	147,657
Income tax expense																		(33,992)
Profit for the year																	₹	113,665
Depreciation, amortization and impairment																	₹	33,402

Revenues from India, being Company’s country of domicile, is ₹ 27,156, ₹ 25,939 and ₹ 25,115 for year ended March 31, 2021, 2022 and 2023 respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2021		2022		2023
United States of America	₹	336,009	₹	427,021	₹	506,690
United Kingdom		67,852		101,437		113,023
	₹	403,861	₹	528,458	₹	619,713

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2021, 2022 and 2023.

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
d)
For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the consolidated statement of income.
e)
During the year ended March 31, 2021, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.
f)
Other operating income/(loss) of ₹ (81), ₹ 2,186 and ₹ Nil is included as part of IT Services segment result for the years ended March 31, 2021, 2022 and 2023, respectively. Refer to Note 26.
g)
Restructuring cost of ₹ Nil, ₹ Nil and ₹ 1,355 is included under Reconciling items for the years ended March 31, 2021, 2022 and 2023 respectively.
h)
Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of ₹ 1,250 in Americas 1 and ₹ 192 in Europe. Further, an impairment charge of ₹ 674 for the year ended March 31, 2021 towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ 302 for the year ended March 31, 2021 is included under unallocated. Refer to Note 25.
i)
Segment results for the year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination.
j)
Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 2,897, ₹ 4,164, and ₹ 3,958 for the year ended March 31, 2021, 2022 and 2023, respectively.
35.
As part of a customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L (currently known as Wipro Technology Solutions S.R.L), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as 'costs to obtain contract', which will be amortized over the tenure of the contract as reduction in revenues.

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
37.
On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for a cash consideration of ₹ 52 and recognized a loss of ₹ 6 on disposal.
38.
Events after the reporting period

On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹ 2 (US$ 0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 445 (US$ 5.41) per equity share for an aggregate amount not exceeding ₹ 120,000 (US$ 1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately.

The accompanying notes form an integral part of these consolidated financial statements

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2	2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities	20-F	001-16139	2.3	6/9/2021

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.12	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.13	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

17	Issuers of Guaranteed Securities	20-F	001-16139	17	6/9/2022

101.INS	Inline XBRL Instance Document					X

101.SCH	Inline XBRL Taxonomy Extension Schema Document					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Rishad A. Premji	/s/ Jatin Pravinchandra Dalal
Date: May 24, 2023	Rishad A. Premji, Chairman	Jatin Pravinchandra Dalal, Chief Financial Officer