Form 20-F
period 2024-03-31
WIPRO LTD
filed 2024-05-22
CIK 1123799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2024

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

Aparna C. Iyer, Chief Financial Officer

Phone: +91-80-2844-0011; Fax: +91-80-2844-0054; Email: iyer.aparna@wipro.com

Doddakannelli, Sarjapur Road, Bengaluru, Karnataka 560035, India

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,225,138,246 Equity Shares.

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

Except as otherwise stated in this Annual Report, all convenience translations from Indian rupees to U.S. dollars are based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2024, which was ₹83.34 per $1. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

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
•
our expectations of the potential impact of pandemics and public health crises, such as the Coronavirus Disease 2019 (“COVID-19”) pandemic, and related public health measures on our business, the businesses of our customers, vendors and partners, and the economy;
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

Summary of material risks:

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
•
Our use of artificial intelligence (“AI”) technologies may not be successful and may present business, financial, legal, and reputational risks.
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

Our business depends on our ability to successfully obtain payments from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled receivables. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system or those arising from pandemic like COVID-19, could also result in financial difficulties for our clients, including limited access to the credit markets, higher costs to raise debt, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables. Additionally, if we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which may adversely affect our results from operations and cash flows.

Our revenues are highly dependent on clients primarily located in the Americas (including the United States) and Europe, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of the United States, Europe or these industries would adversely affect our business.

We derive approximately 60.1% of our IT Services segment revenue from the Americas (including the United States) and 28.4% of our IT Services segment revenue from Europe. Our business and financial performance is and will continue to be affected by economic conditions globally. We are exposed to the economic, market and fiscal conditions in the United Kingdom (the “U.K.”) and the European Union (the “EU”). If the economy in the Americas or Europe is volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these geographies may reduce or postpone their technology spending significantly or cause our clients to request discounts on our products or services. For example, geopolitical conflict between Russia and Ukraine or conflict in the Middle East , and the resulting international political crisis could have significant negative macroeconomic consequences, such as rise in inflation or slow-down in GDP growth rates, including on the businesses of our customers and partners and negatively impact their spending on IT services. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability. Increased protectionism may also result in weaker global trade and economic activity, which could adversely affect our business.

Our clients are concentrated in certain key industries or sectors. Any significant decrease in the growth of any one of these industries, or widespread changes in any such industry, including changes to commodity prices, may reduce or alter the demand for our services and adversely affect our revenue and profitability. For instance, fluctuations in global crude oil prices have significantly impacted the companies operating in the energy industry, impacting revenue and profitability of our Energy and Utilities industry sector. Furthermore, some of the industries in which our clients are concentrated, such as the financial services industry, health care industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulations, including those related to climate change, sanctions and interventions. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Our international operations subject us to risks inherent in doing business on an international level, including geopolitical volatilities, which could harm our operating results.

The majority of our software development facilities are in India. Currently, we also have facilities in several countries around the world. As we continue to increase our presence outside India, we are subject to additional risks, including risks related to complying with a wide variety of national and local laws, localization requirements, restrictions on the import and export of certain technologies, data privacy and protection regulations, Environmental, Social and Governance (“ESG") regulations, currency fluctuations, economic and political volatility, pending elections, changes in trade and foreign exchange policies, restrictions on repatriation of funds to India and multiple and possibly overlapping tax structures.

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

Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries. We may face competition in other countries from companies that may have more experience with operations in such countries, have well-established relationships with clients, or be able to provide services at lower costs or on terms more attractive than we can. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our culture.

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

We currently have sufficient personnel with valid non-immigrant worker visas and have increased hiring of local employees in the United States to continue services to clients. However, the uncertainty around whether we will continue to be able to obtain adequate number of nonimmigrant worker visas for our employees on the same time frame as we currently maintain, could affect our ability to be responsive to business needs and cause our revenue to decline.

Risks Related to Our Contractual Obligations

We may be subject to litigation and be required to pay damages for deficient services or for violating IP rights, data breach or breach of confidentiality.

We may be subject to customer audits on quality of service and required to pay damages or face litigations for losses caused by deficient services. We may be liable to our clients for damages or termination of contract if we are unable to address disruption in services to our clients with adequate business continuity plans. We may not be aware if our employees have misappropriated and/or misused IP, and their actions could result in third-party claims against us for IP misappropriation and/or infringement. We may also be subject to litigation or damages for violating or misusing our clients’ IP rights or for breaches of third-party IP rights or confidential information (including but not limited to proprietary data and personally identifiable information). Further, our contracts often contain provisions pursuant to which we must indemnify our clients for such third-party breaches of IP, data breach or breach of confidentiality pursuant to our contracts. Additionally, any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for consequential and other damages. Such scenarios could require us to pay damages, enter into expensive arrangements or modify our products and services, causing significant damage to our reputation and adversely affecting our results from operations.

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
•
a reduction in discretionary IT spending;
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

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and enhance our existing offerings or develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. We may also be unsuccessful in stimulating customer demand for new and upgraded products, or seamlessly managing new product introductions or transitions. Further, products, services or technologies that are developed by our competitors, including emerging companies offering specialized services with effective and targeted allocation of technical, marketing and financial resources, may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to digital technology, the internet of things (“IoT”) (including 5G), AI, including Generative AI ("GenAI"), infrastructure and network engineering, intelligent connected products, digital engineering and manufacturing, edge computing, augmented reality, automation, blockchain and quantum computing or as-a-service solutions could have a material adverse effect on our business, results of operations and financial condition.

Our use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. The development, adoption, and use of AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices by us or our clients could result in unintended consequences.

AI technologies are complex and rapidly evolving, and we face significant competition, including from our own clients, who may develop their own internal AI-related capabilities, which in each case, can lead to reduced demand for our services. As these technologies evolve, some services and tasks currently performed by our people may be replaced by automation.

Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of IP, cybersecurity, and privacy and data protection. Beyond the EU, the US is developing strict requirements around robustness, security and fairness in use of AI technology. Customers will require adherence to regulations and we may need to offset some risks through upskilling of technical teams. This is complex for a decentralized company like ours where the AI talent pool is dispersed. Equally, the increase in regulatory scrutiny means that we must enhance our due diligence and quality assurance in our AI related engagements and produce a detailed and reproducible inventory of all the AI systems we develop and deploy with clients.

We may become subject to new legal and other obligations in connection with our use of GenAI and other forms of AI, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources. Additionally, many of the foregoing risks may lead to reduced demand for our services or harm our ability to obtain favorable pricing or other terms for our services, which could have a material adverse effect on our business, results of operations and financial condition.

We are making substantial investments in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure in anticipation of growth in our business. The total amount of cash outflow towards investment in property, plant and equipment in fiscal year 2024 was ₹ 10,510 million (US$ 126.1 million). Additionally, as of March 31, 2024, we had contractual commitments of ₹ 10,322 million (US$ 123.9 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues to sufficiently offset the increased expenditures, our profitability could be reduced.

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

Despite our due diligence process, we may fail to discover significant issues around an acquired company’s IP, service offerings, customer relationships, employee matters, accounting practices or regulatory compliances. We may also fail to discover liabilities that are not properly disclosed to us or we inadequately assess in our due diligence efforts or liabilities that may arise out of regulatory non-compliance, contractual obligations, IP, terminated employees, current or former clients or other third parties, liabilities resulting from an acquisition target’s previous activities, or from an acquisition’s internal controls related to financial reporting, disclosure requirements or cybersecurity and information security environment. We cannot predict or guarantee that our efforts will be effective or will protect us from liability. We may be unable to get indemnification protection or other contractual protections or relief for any material liabilities associated with our acquisitions or investments. If any of these circumstances occur, they could result in unexpected regulatory or legal exposure, including litigation with new or existing clients, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our relationships with clients and our business, and could harm our operating results.

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

Our IT Services business contributes 99.5% of our revenue. A significant portion of our revenue from this segment is derived from transactions in foreign currencies, including the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar while a large portion of our costs are in Indian Rupees. The exchange rate between the Indian Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. As our financial statements are presented in Indian Rupees, such fluctuations could have a material impact on our reported results. Appreciation of the Indian Rupee against foreign currencies can therefore adversely affect our revenue and competitive position and can adversely impact our operating results. We generate approximately 40% of our IT Services revenues in non-U.S. Dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. Dollar can affect our revenues and growth, as expressed in U.S. Dollar terms.

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

We may not be able to hire and retain enough skilled and experienced employees to replace those who leave, which may increase our reliance on subcontractors to fulfill demand and could negatively impact our profitability. Additionally, we may not be able to re-skill, reassign or retain our employees to keep pace with continuous changes in technology such as AI, evolving standards and changing client preferences. If we are unable to maintain an employee environment that is competitive and appealing, it could have an adverse effect on engagement and retention. Our revenues, results of operations and financial condition could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

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

We are subject to a variety of federal, state, local and international laws, rules ,and regulations, as well as industry standards, internal and external privacy policies and contractual obligations to third parties, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. Most jurisdictions in which we operate have established their own data security and privacy legal framework with which we and our customers must comply.

For example, the EU has adopted the General Data Protection Regulation, or GDPR, which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements relating to the processing of personal data of EU data subjects, including the increased jurisdictional reach of the European Commission, more robust obligations, additional requirements for data protection compliance programs by companies, and significantly increased fines and penalties and rights for data subjects to claim compensation. EU member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to countries outside the European Economic Area (“EEA”) that have not been found to provide adequate protection to such personal data. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

Data processing in the United Kingdom is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018) (“UK GDPR”), with fines and enforcement mechanisms similar to those of the GDPR. In 2021, the European Commission issued an adequacy decision, pursuant to which personal data generally may be transferred from the EU to the U.K. without restriction; however, this adequacy decision must be renewed after it is in place for four years and is subject to modification or revocation in the interim. There also will be increasing scope for divergence in application, interpretation, and enforcement of data protection law between the U.K. and EEA.

Other jurisdictions in which we operate, including China, Singapore, the Philippines, Hong Kong, Canada, and Australia, have enacted robust legal regimes relating to privacy, data protection, and data security, many of which provide for significant penalties and other sanctions for noncompliance. Certain of these regimes, including, without limitation, the GDPR and UK GDPR, provide for restrictions on transferring data outside of those jurisdictions to many other jurisdictions. The regulatory framework relating to cross-border data transfer has evolved significantly in recent years. For example, in 2020, the European Court of Justice (“CJEU”), struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EEA to the United States (“U.S.”). In the same decision, the CJEU imposed additional obligations on companies when relying on standard contractual clauses approved by the European Commission for use in legitimizing personal data transfers from the EEA to the U.S. The European Commission and U.K. Information Commissioner’s Office since have issued new standard contractual clauses that account for the CJEU’s 2020 decision, with companies relying on that transfer mechanism required to put them in place. Several of the other laws and regulations enacted in recent years also provide for restrictions on cross-border data transfers, and some of these regimes provide for data localization, under which certain data is required to be maintained within the applicable country. We may be required to take additional steps to address data localization and data transfer issues, including engaging in additional contract negotiations and implementing additional data storage or processing infrastructure, and be subject to increasing costs of compliance and limitations on our customers and us. Additionally, current or modified laws or regulations relating to data transfers and data localization, and related developments, including legal challenges and judicial decisions, may serve as a basis for our data handling practices, or those of our customers and service providers, to be challenged, and may otherwise adversely affect our business, financial condition and results of operations.

In the U.S., privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act (“CCPA”), took effect in January 2020. The CCPA imposes obligations on companies that process California residents’ personal information, including obligations to provide certain disclosures to such residents, and creates new consumer rights, including relating to the access to, deletion of and sharing of personal information collected by covered businesses. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. Effective starting January 1, 2023, the CPRA significantly modified the CCPA and created a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Numerous other states have proposed, and in certain cases enacted, legislation similar to the CCPA and CPRA. The U.S. federal government also is contemplating federal privacy legislation.

Furthermore, India passed the Digital Personal Data Protection Act in August 2023 (the “DPDP Act”), the country’s first comprehensive data protection law, the impacts of which potentially may be far-ranging and impactful upon our business, and which is anticipated to provide for substantial penalties. The DPDP Act will come into effect on such date as India’s central government may determine, with different dates of effectiveness determined for different provisions. We expect the DPDP Act to add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, and could result in increased compliance costs or changes in business practices and policies.

As a general matter, the laws, rules, regulations, standards, and other actual and asserted obligations relating to privacy, data protection and data security to which we may be subject, or that otherwise apply to our business, are constantly evolving, and we expect that there will continue to be new proposed laws, regulations, and industry standards concerning these matters in India, the EU, the U.K., the U.S., and other jurisdictions in which we operate, both general and in relation to technological and other developments, including AI (and including, in particular, the EU’s AI Act), the use of algorithms and automated decision making, digital identity, and blockchain technologies. We also anticipate remaining to be subject to related contractual obligations that may be burdensome and which, in many cases, may provide for liability that is unlimited. We cannot fully predict the impact of laws, rules, and regulations, including those that may be modified or enacted in the future, or new or evolving industry standards, contractual obligations, or other actual or asserted obligations, relating to cybersecurity, privacy, or data protection or processing on our business or operations. These laws, regulations, standards, and obligations have required us to modify our relevant practices and policies and to incur substantial costs and expenses in an effort to comply, and we expect to continue to incur such costs and expenses in the future and anticipate finding it necessary or appropriate to further modify our relevant practices and policies. Any actual or perceived failure by us or our customers or service providers to comply with laws, regulations, rules, standards, contractual obligations, or other actual or asserted obligations to which we are or are alleged to be subject relating to privacy, data protection, or data security could result in claims, demands, and litigation from private parties and regulators, regulatory investigations and other proceedings, as well as significant damage to our reputation that could cause us to lose customers and harm our ability to gain new customers. These could result in substantial costs, diversion of resources, fines, penalties, and other damages, and harm to our customer relationships, our market position, and our ability to attract new customers. Any of these could harm our business, financial condition, and results of operations.

Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.

Considering the high business dependency on our information technology and digital infrastructure to interconnect offices, employee systems, partners and clients for day-to-day business operations, as well as hosting of data and service delivery, any potential cybersecurity or information security breach, incident, or event impacting the confidentiality, integrity and availability of this environment could lead to financial loss, disclosure, unavailability, loss, unauthorized use and other processing of data, reputational harm and customer loss, harm to our market position and ability to gain new customers, and legal claims, demands, and litigation, regulatory investigations and other proceedings, and fines, penalties, and other damages and liabilities, along with potential impacts to our relationships with our customers and partners.

Owing to the rise of connected devices, social media, transition to cloud and use of other emerging technologies and as cyberattacks are becoming increasingly sophisticated (e.g., deepfakes and AI generated social engineering) the risk of security incidents, phishing and cyberattacks has increased. We have in the past and may in the future be the target of security incidents, phishing and cyberattacks. The threat attack surface is evolving and increasing beyond the enterprise. Cybersecurity incidents, both actual and attempted, involving unauthorized access, ransomware and other malware, fraud, leakage, loss of and unauthorized use, alteration and other processing of personal and business data, denial of service and other attacks designed to disrupt systems, exploitation of security vulnerabilities and other weaknesses in systems or programs, errors, omissions, deliberate or accidental acts of our current or former employees, partners, third-party business providers or other stakeholders, both internal and external, are on the rise. Our internal security controls may not be able to keep pace with these evolving threats. Inadequate account security practices may also result in unauthorized access to confidential data. For example, system administrators or user life cycle management solutions may sometimes fail to timely remove employee account access. There may be vulnerabilities in open-source software incorporated into our offerings that may make our offerings susceptible to cyberattacks.

We face a number of threats to our data centers and networks such as unauthorized access, security breaches and incidents, and other system disruptions, including denial of service and other attacks. It is critical to our business that our infrastructure remains resilient and is perceived by customers to be secure. Despite our security measures, our infrastructure has been and may be vulnerable to attacks by hackers or other disruptive problems, including attacks for which no remedies are available with network security service providers. As an IT services provider, we are an attractive target of cyber-attacks designed to impede the performance of our products, penetrate our network security, the security of our internal systems, or that of our customers, misappropriate proprietary information, and/or cause interruption to our services. Geopolitical conflicts compound the risk, we and our third-party business providers may be vulnerable to a heightened risk of cybersecurity attacks, phishing and social engineering attacks, ransomware and other malware, hacking or similar attacks from any nation-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to sell and distribute our services. We can provide no assurance that our systems or data are or have been fully protected against third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, information or data theft or other similar threats. Any third-party intrusions, viruses, ransomware or other malicious code, hacker attacks, security breaches or incidents, information or data theft, or similar attacks or threats against us and our systems and data, may have a material adverse effect on our business, financial condition and results of operations. Breaches of our security measures or accidental or unauthorized loss, unavailability, disclosure or dissemination or other processing of confidential customer data could expose us, our customers or the affected parties to a risk of loss, unavailability, or misuse of this information. We could be subject to claims, demands, and litigation, termination of contracts, and damages for non-compliance with our client’s information security policies and procedures. Many of our client agreements do not limit our potential liability for breaches of confidentiality. Security breach may trigger increase in costs of our ongoing efforts to implement and maintain cybersecurity measures and to detect and prevent security breaches and other security-related incidents, and could be required to incur additional costs in the event of actual or perceived security breaches or other security-related incidents, any of which would negatively affect our results of operations.

We cannot guarantee that any security measures that we or third parties on which we rely have implemented will be effective against current or future security threats, or that our systems and networks or those of such third parties have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities, or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us or our products or services. If our security measures or those of third parties on which we rely are or are believed to be inadequate or breached or otherwise compromised as a result of third-party action, current or former employee or service provider negligence, error or malfeasance, product defects, phishing or other social engineering techniques, improper user configuration, or otherwise, and this results in, or is believed to result in, unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or our customers’ data, or any other disruption of the confidentiality, integrity or availability of our or our customers’ systems or data, we could face claims, demands, and litigation by private parties, regulatory investigations and other proceedings, and incur significant liability to our customers and other parties, and our business, reputation, and competitive position may be harmed. Many of our employees have worked remotely in recent years and continue to do so. In order to better support employees working from home or in a hybrid working environment, we have taken steps to enhance our cybersecurity measures. These security control mechanisms may not always be successful, considering the complexity of the environments, inter-dependencies, sophisticated attack methodologies, highly dynamic heterogeneous systems, global digital presence, hosted both in the cloud and on premises, and work from home arrangements, and we may face increased risks of cyberattacks and security breaches and incidents in connection with remote work.

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

We may be unsuccessful in protecting our IP rights due to varying legal regimes and judicial systems. Unauthorized use of our IP may result in development of technology, products or services which compete with our products and services. We may also be subject to third-party claims of IP infringement.

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

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-corruption, anti-bribery, anti-money-laundering, anti-trust, whistle blowing, internal and disclosure control obligations, securities regulation, including ESG initiatives, data protection and privacy, labor relations, wage-and-hour standards, human rights and certain regulatory requirements that are specific to our clients’ industries. Non-compliance with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact to our reputation. Gaps in compliance with these regulations in connection with the performance of our obligations to our clients could also result in exposure to monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Many countries also seek to regulate the actions that companies take outside of their respective jurisdictions, subjecting us to multiple and sometimes competing legal frameworks in addition to our home country rules. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. We could also be subjected to risks to our reputation and regulatory action on account of any unethical acts by any of our employees, partners or other related individuals.

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

There is increased focus on companies’ ESG policies and initiatives, which include addressing risks arising out of climate change, water stress, environmental and community management practices, employee policies, cybersecurity and data privacy, anti-bribery and anti-corruption practices and compliance with relevant laws and regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this Annual Report. Risks related to environmental regulations and climate change are discussed herein.

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

Further, new laws, regulations, policies, and international accords relating to ESG matters, including sustainability, climate change, human capital, and diversity, are being developed and formalized in the U.S., Europe and elsewhere, which may require specific, target-driven frameworks or disclosure requirements. Standards for reporting ESG metrics, including ESG-related disclosures that are required by the SEC or other regulators, are complex and evolving, and the implementation and oversight of controls to comply with applicable reporting and disclosure standards could impose significant compliance costs.

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

Section 59A of the Tax Cuts and Jobs Act of 2017 imposes a tax equal to the “base erosion minimum amount” on certain “applicable taxpayers.” This may have an impact on payments made to non-US corporations if they do not meet the exemption criteria.

Taxation laws are susceptible to frequent changes. Increase in tax rates in any of the major countries that we operate in could materially affect our Effective Tax rates. For instance, the corporate tax rates in UK has been increased from 19% to 25% effective April 2023. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. The Organization for Economic Co-operation and Development (“OECD”), a global coalition of member countries, further developed a two-pillar plan to reform international taxation and implement a 15% global minimum tax on multinational corporate groups. The plan aims to prevent the proliferation of separate new digital taxes and to ensure a fairer distribution of profits among countries by creating a new global system to tax income based on the location of users, and to impose a floor on tax competition through the introduction of a global minimum tax. European Union member states agreed to implement the OECD’s global corporate minimum tax rate of 15%. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD’s two-pillar framework. These changes may materially increase the level of income tax on our international profits.

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

Our ADSs have at times traded at a significant premium to the trading prices of our underlying equity shares on Indian stock exchanges, but may not do so in the future.

In the past, our ADSs have at certain times traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future, including by the Depository Receipts Scheme, 2014 and the DR Framework. Over a period of time, investor preferences may also change. Currently our ADSs do not trade at a premium to the trading prices of our underlying equity shares on Indian stock exchanges. However, in the future, if there is any premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges, that premium may again be reduced or eliminated.

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

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended March 31, 2024. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Material United States Federal Tax Consequences—Passive Foreign Investment Company.”

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

To comply with IFRS, management is required to make various accounting estimates, judgments and assumptions. The facts and circumstances on which management bases these estimates, judgments, assumptions, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with an impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, liabilities, income, expenses or cash flows. For a summary of material accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.

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

Item 4. Information on the Company

Company Overview

Wipro Limited is a leading information technology (“IT”) services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and immersive experiences to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients' boldest ambitions.

With over 230,000 dedicated employees (including support functions) across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world. Our transformation continues as we become an AI-first organization. Building on decade-long investments in AI, Wipro launched the ai360 innovation ecosystem, with responsible AI at the core. Investments focus on expanding AI, data, and analytics solutions, developing new R&D and platforms through Lab45, as well as enhancing FullStride Cloud and consulting capabilities.

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

Over the last few years, we have transformed our portfolio of services to focus on areas such as digital, cloud, engineering services and cyber security by investing in new technologies organically as well as through acquisitions. Our range of services includes digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development ("R&D"), cloud, mobility and advanced analytics and product engineering. We offer our customers a variety of commercial models including time and material, fixed-price, capacity based, pay-per-use, as-a-service and outcome-based models. We offer all of these services and models globally by leveraging our proprietary products, platforms, partnerships and solutions.

Our logo represents the deep connectedness between people, ideas, communities and the environment. We believe the synergy among these various elements is what drives transformation at Wipro. Our brand promises to bring a pioneering, entrepreneurial, innovative spirit to solve complex business problems for our customers.

The Spirit of Wipro is at our core, and it continues to guide our actions, fuel our passion for serving our customers, and encourage us to drive positive change in our world. We believe in exploring limitless possibilities when our customer’s ambition meets the action of our innovative and talented workforce. These values are our bedrock. Our character and destinies are energized by our values:

•
Be passionate about clients’ success;
•
Treat each person with respect;
•
Be global and responsible; and
•
Have unyielding integrity in everything we do.

While our company has transformed many times over the years, the Spirit of Wipro and our core values have remained constant. We have introduced the ‘Five Habits’, which are our values in action:

•
Being respectful;
•
Being responsive;

•
Always communicating;
•
Demonstrating stewardship; and
•
Building trust.

Our business is comprised of the IT Services and IT Products segments.

During the year ended March 31, 2021, Wipro Limited adopted a new organizational structure designed to simplify our go-to-market execution and ensure sector focus and growth in non-US markets. The previous structure of multiple delivery units was replaced by a simplified model designed to bring the best of Wipro closer to our customers. Our IT Services segment now consists of four Strategic Market Units (“SMUs”) and four Global Business Lines (“GBLs”). The four SMUs are Americas 1, Americas 2, Europe, and Asia Pacific, Middle East, and Africa ("APMEA").

The four GBLs are Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge and Wipro Consulting. Our GBL model reflects the Company’s continued pivot toward strategic areas and its focus on leveraging the power of ‘One Wipro’ to deliver on our clients’ entire spectrum of business and technology transformation goals. This will accelerate speed-to-market, streamline decision making and allow us to channel investments more effectively and efficiently.

We organize our customer-facing functions of sales, marketing and business development into teams that focus primarily on the four SMUs and service offerings, enabling us to deliver services to customers based on deep domain insight. Our customer-facing functions in each SMU are predominantly locally staffed.

Effective April 1, 2023, we merged our Indian state-run enterprises (“ISRE") segment with our APMEA SMU within the IT Services segment, as we have aligned the sales strategy for the GoI and ISRE customers to that of the larger IT Services segment. Comparative period segment information has been restated to give effect to this change.

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

Capital Expenditures and Divestitures

Acquisitions (“M&A”)

In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
A 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited ("Aggne"), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek Technologies, which is a market-leading platform for property and casualty insurance.
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
•
Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), a provider of cybersecurity, DevOps and quality engineering services; and
•
Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific.

Divestitures

During the year ended March 31, 2023, we sold 100% of the membership interest in Wipro Opus Risk Solutions LLC, which is accounted for using the equity method. During the year ended March 31, 2022, we sold our investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), which was accounted for using the equity method.

Please see Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding our acquisitions and Notes 26 and 35 of the Notes to the Consolidated Financial Statements for additional information about our divestitures.

Capital Expenditure

We incurred total cash outflow of ₹ 20,153 million, ₹ 14,834 million and ₹ 10,510 million during the fiscal years ended March 31, 2022, 2023 and 2024, respectively. We incurred these capital expenditures primarily on new software development facilities in India and investments in IT assets. As of March 31, 2024, we had contractual commitments of ₹ 10,322 million related to capital expenditures on construction or expansion of software development facilities and investments in IT assets.

Industry Overview

IT Services

Global technology spending grew at a slower pace of 4.4% year-over-year in the calendar year ended December 31, 2023, with enterprise software and IT services being the primary drivers of growth and degrowth seen in hardware and devices according to the Strategic Review 2024 published by NASSCOM (the “NASSCOM Report”). Digital transformation and infrastructure modernization continue to be a global priority, with a particular focus on cloud and cybersecurity. We expect that increased interest and adoption of technologies such as automation, intelligent applications, and AI including responsible AI, GenAI-enabled virtual assistants, Edge computing, 5G, and industrial IoT will create opportunities for the services industry.

Global IT service providers are equipped to support enterprises across various industries to overcome the current challenges, with a wide range of offerings for digital transformation cutting across consulting, application development, maintenance and support, R&D, technology infrastructure and business process services. We expect the IT services industry to accelerate and drive decisions in fiscal year 2025 based on investments made by clients in key areas such as AI, GenAI implementation, cost optimization, operational excellence, digital transformation, vendor consolidation, productivity improvement, customer experience programs, innovation in products and services, talent management, future of workplace and workforce, and ESG initiatives.

According to the NASSCOM Report, revenue for the Indian IT services’ sector is expected to witness growth of 2% year-over-year in fiscal year 2024, led by infrastructure management and networking services in distributed environments, cloud-based software testing services, and consulting services. It is expected that there will be an increase in foundational spend across cloud, IT modernization, digital customer experience, and digital engineering projects.

According to the NASSCOM Report, AI-related activities have witnessed a significant uptick with 2.7x growth in activities related to industry collaborations and partnerships, product/service launches and enterprise GenAI strategies. We expect that GenAI will be a key priority for IT service providers, with the legal and regulatory landscape expected to evolve rapidly, setting the stage for greater adoption in the second half of calendar year 2024 and into 2025. Governments across the world are expected to implement regulations which prioritize data protection, breach detection and containment, and responsible use of AI.

The NASSCOM Report estimates that the engineering services (“ER&D”) will grow at 7.4% year-over-year. With digital imperatives and the resurgence of AI, ER&D maintains its concentration on digital engineering, leading to development of new products and service categories. Data analytics capabilities are enabling constant reinvention of services and aiding the launch of personalized products. Digital testing, virtual twins and increasing reliance on software and coding have led to reduced costs and accelerated timelines for R&D and entering the market.

Enterprises continue to prioritize cost takeout and operational excellence initiatives, with spending expected to gradually improve in fiscal year 2025. Enterprises are also prioritizing sustainability and resilience, aiming to globalize their operations to take advantage of cost arbitrage, greater access to talent, and faster innovation. The financial services, hi-tech and telecom sectors continue to be soft with the healthcare and automotive sectors being bright spots. Consumer goods and manufacturing sector clients are investing cautiously due to cost takeouts and weak consumer spending.

We believe focus on ESG parameters is now a key business imperative driving innovation, efficiency and lowering risks. Enterprises expect providers to not only meet the global standards on ESG, but also help them make progress on their ESG goals across key focuses such as climate change, diversity and inclusion, corporate governance and cybersecurity.

IT Products

According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$ 17.7 billion in fiscal year 2024, compared to US$ 17.4 billion in fiscal year 2023, and overall revenue for the hardware industry is expected to be US$ 18.2 billion in fiscal year 2024.

Business Overview

Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm with over 230,000 employees across six continents helping our customers, colleagues and communities thrive in an ever-changing world.

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

Leveraging our holistic portfolio of capabilities in consulting, design, engineering and operations, and our ability to navigate vertically and horizontally across ecosystems, we help clients realize their boldest ambitions and build future-ready, sustainable businesses.

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

Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for system integration engagements.

Our Business Strategy

Our vision is to:

•
be a trusted partner to our clients in their transformation journey and enable them in achieving leadership in their respective industries;
•
orchestrate value for our clients as part of their transformation journey through sector focused ‘AI Powered’ ‘Business Solutions’, ‘Digital’ and ‘Technology’ capabilities, cutting edge innovation, leveraging our strategic ecosystem partnerships and our world class talent; and
•
stay resolute in our commitment to the environment, societies and communities in which we live and work.

Our Ambition and Aspiration

Our ambition is to be a true global leader in our industry, one that is fast-growing, dynamic, and innovative, is constantly reinventing itself and is attracting the best talent from different industries.

We are focused on realizing our ambition and delivering outcomes through our strategy, combined with a rigorous focus on its execution. Our strategy is defined in the context of our five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and a simplified operating model.

1.
Accelerate growth – focus and scale

We have prioritized specific sectors in the chosen geographies/markets, and we will accelerate efforts to drive market leadership in these areas.

The Americas, Europe and APMEA continue to be large and key focus markets.

Our choice of sectors in a market is being driven by both market attractiveness and by Wipro’s competitive positioning and strengths.

Mergers and acquisitions are an integral part of our business strategy because acquisitions help us leapfrog in strategic areas and capture high-demand high-potential market opportunities. Our goal is to fast-track capability building in emerging areas and accelerate our access and footprint in identified markets. With a strong post-merger integration focus, we are committed to driving synergies and effectively integrating acquisitions. In the last few years, we have closed several acquisitions in the US, Europe, Latin America, Australia, and India, including our acquisition of a majority equity interest in Aggne during the fiscal year 2024. These acquisitions have strengthened our local presence, enhanced our capabilities, and significantly improved our positioning in key markets and segments.

2.
Strengthen clients and partnerships

We have three anchors for our growth. First, our portfolio of large clients; second, winning large deals; and third, accelerating growth through our partnerships and Wipro Ventures.

We are accelerating growth by strongly aligning our organization around our key customers and investing early on the next set of large customers in the priority sectors that we have identified. Each of them has a Global Account Executive (“GAE”) – a senior leader representing and taking the best of Wipro to the customer. GAEs are supported by a team of industry and technology specialists and delivery leaders, who are located close to customers to grow these accounts.

We are significantly focusing on large deal origination by leveraging our relationships with advisors, partners and other ecosystem stakeholders. We continue to drive rigor and focus in winning large deals by investing in capabilities of dedicated pursuit teams in our units and backed by our investments and focus on differentiated solutions, propositions and commercial constructs.

In fiscal year 2024, our top five and top ten IT Services customers grew 0.1% and 0.7% year-over-year, respectively. Our large deal total contract value (i.e., deals greater than or equal to US$ 30 million in total contract value) in fiscal year 2024 was US$ 4.6 billion, which grew 17.9% on a year-over-year basis.

Wipro continues to be recognized as a premiere and valued strategic partner by today’s technology leaders that are part of our Ecosystems and Partnerships. We are committed to co-investing, co-innovating, and co-creating with partners to drive demand and engage with hyperscaler, industry leading platforms and AI companies and researchers such as Amazon Web Services (“AWS”), Microsoft, Google, Salesforce, SAP, ServiceNow and NVIDIA to deliver leading-edge solutions and business value for our clients. Our Cloud, GenAI and transformative innovation is being done collaboratively with our partners at our global Wipro FullStride Cloud Studios, Innovations Centers, Workplace Experience Centers and @now studio with ServiceNow, our Wipro HPE GenAI Customer Experience Center in Bengaluru, our Wipro Google Cloud Innovation Arena in Bengaluru and our Wipro AWS Launch Pad co-innovation centers in Toronto, Canada and São Paulo, Brazil. Together with our partners, we are delivering business value for clients across cloud-led transformation, AI, machine learning (“ML”), industry cloud and context-specific solutions and cloud-native architectures to address their most complex business challenges.

In keeping with our charter to invest in early- and mid-stage companies, we invested in select emerging GenAI/AI startups that are building leading-edge solutions and mid-stage companies that are exhibiting good growth. As of March 31, 2024, Wipro Ventures manages twenty-six active investments. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in ten enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, GTM Fund, Nexus Venture Partners, Pi Ventures, Sorenson Ventures, SYN Ventures, TLV Partners and Work-Bench Ventures.

3.
Lead with business solutions

We are focused on building and multiplying business solutions with a consulting led, AI-powered approach that solves business and technology problems for our clients with industry specific and cross industry solutions.

With decades of experience as a sustainability leader, we are helping clients achieve ESG ambitions through our portfolio of offerings in ESG strategy, assessment and governance, impact tracking, net zero operations, green IT and technology, and sustainable products and services, among others.

Lastly, we have also identified and are investing in emerging areas that will drive the technology-driven opportunities in the coming decade through Lab45, Wipro’s innovation lab. With a focus on areas like the talent cloud, brand of trust and autonomic systems, Lab45 provides strategic guidance in futuristic technologies and develops technological solutions by scaling new and existing platforms such as our talent cloud platform, Topcoder, which provides us access to the “largest tech gig workforce” of over 2 million members.

4.
Building talent at scale

We have a contemporary and diverse senior leadership team across markets, global business lines and functions. Our leadership team has a good mix of lateral hires, and internally promoted high-performing leaders. Throughout our organizational transformation, we have continued to reinforce the spirit and values of our company.

We have an ambitious program to hire the right talent with diverse backgrounds and skills covering deep domain, consulting, design, market making, functional and technology expertise. We are growing our existing talent by upskilling and reskilling them in client relevant areas by investing on digital learning platforms that enable ‘anytime, anywhere’ learning, social and community learning, mentoring networks and talent champions. We are expanding Topcoder Talent Cloud to enable enterprises access to top talent across the world anytime and anywhere and, in turn, provide the talent with a world of options.

We continue to invest in building world class talent with capabilities aligned to business solutions in areas such as front-end, consulting, architecture, domain, and cutting-edge technologies such as AI, GenAI, data sciences, cybersecurity, engineering and niche areas such as 5G and quantum computing. We are also working with our hyperscaler partners such as AWS, Microsoft, Google and key technology players such as Salesforce, SAP, ServiceNow to enable skilling through certifications and hands-on learning on their platforms.

We have created leadership development programs across business, technology and functions with dedicated mentors for succession planning, and function rotation for better business understanding.

We are committed to significantly improving gender and ethnic diversity in our leadership ranks. In the last 24 months, we have increased the number of women leaders from 12.4% to 18.7%.

We are relentlessly driving a cultural transformation to build an organization that is bold, that drives a high-performance mindset, and nurtures diverse ideas and teams. Our Five Habits fuel this transformation and provide the foundation for who we are, how we act and how we grow.

We are elevating our employee experience to build belonging, connectedness and pride in being a part of Wipro, significantly reinforcing our ability to attract, nurture and retain diverse and high quality talent.

5.
Simplified Operating Model

Our operating model is anchored in sectors and markets. Our four SMUs (Americas 1, Americas 2, Europe and APMEA) are the primary axis for our go-to-market strategy.

•
The Americas 1 and Americas 2 SMUs are structured by sectors; and
•
The Europe and APMEA SMUs are structured by countries, with dedicated focus on identified sectors.

To capitalize on emerging opportunities, and better align with our clients’ evolving needs, we have organized our capabilities across four GBLs. Delivery, capabilities, solutions, and horizontal specialists are owned by GBLs. The four GBLs are:

•
Wipro FullStride Cloud, which brings our entire suite of cloud capabilities under a fully integrated, full stack offering creating an end-to-end AI-powered cloud services delivery engine;
•
Wipro Enterprise Futuring, which offers clients forward-looking AI-powered solutions for large-scale enterprise transformation by bringing together intelligent insights, enterprise data and applications platforms, digital operations, cybersecurity and design and experience services;
•
Wipro Engineering Edge, which expands our capabilities and services in emerging technologies such as data and AI platforms engineering, cloud, 5G, Industry 4.0, IoT, Silicon Design, embedded systems; and
•
Wipro Consulting, which brings together Capco, Designit, and Wipro’s domain and consulting business under a global business line, driving enhanced experience sharing between these independent units.

Our GBL model enables focused growth in our priority markets, combines global expertise with local geo-focus in building capabilities, and ensures dedicated sales presence, led by proximity to clients.

A key element of our operating model is driving delivery excellence through workforce transformation, program management and the new ways of working enabled by a global and distributed working model which follows agile and no-shore methods, leveraging our AI, GenAI and automation assets to focus on problem discovery, customer intimacy, and constant learning. We are also investing significantly in building a world class talent pool of account delivery executives, who bring One Wipro execution focus to our programs and lead the integrated and transformational deals as our clients’ trusted advisors.

We have launched an ambitious internal transformation program that aims to bring ease of doing business and improve employees experiences and business performances. It is focused on simplifying and transforming our core and critical internal processes like talent supply chain, key processes in corporate functions, and our IT systems to better support and enable our business with agility.

Operating Segment Overview

Our business comprises of the IT Services and IT Products segments. Our revenues for the last three fiscal years by business segment are as follows:

	Year ended March 31,
	2022	2023	2024
	(₹ in millions)
IT Services	789,119	903,301	893,816
IT Products	6,173	6,047	4,127
Reconciling items	(3)	-	-
	795,289	909,348	897,943

For the fiscal year ended March 31, 2024, the IT Services segment generated 99.5% of our revenue and 105.9% of our operating income. For the same period, the IT Products segment generated 0.5% of revenue and (0.3%) of operating income, and Reconciling Items constituted (5.6%) of our operating income. (Refer to Note 34 of the Notes to Consolidated Financial Statements).

Our revenues for the last three fiscal years by country are as follows:

	Year ended March 31,
	2022	2023	2024
	(₹ in millions)
India	25,939	25,115	23,484
United States of America	427,021	506,690	512,740
United Kingdom	101,437	113,023	108,613
Rest of the world	240,892	264,520	253,106
	795,289	909,348	897,943

Additionally, we provide our IT Services segment revenue and results by SMUs. Please refer to Note 34 of the Notes to Consolidated Financial Statements for additional information regarding our segments.

IT Services Offerings

Our IT Services offerings are organized through four GBLs – Wipro FullStride Cloud, Wipro Enterprise Futuring, Wipro Engineering Edge and Wipro Consulting. ai360 is our comprehensive, AI-first innovation ecosystem with a focus on driving exponential productivity and transformation for our customers across industries by bringing together our AI capabilities, talent and technology. With responsible AI at the core, we are infusing AI into tools, platforms, and solutions, across business functions, processes, and practices.

Wipro FullStride Cloud

The Wipro FullStride Cloud GBL brings Wipro’s entire suite of cloud capabilities under a fully integrated, full stack offering accelerating business transformation, boosting productivity, simplifying processes and increasing efficiency by harnessing the power of AI. Cloud-native applications, cloud architecture, app modernization, cloud strategy and migration, as well as hybrid cloud, data center, digital workplace and infrastructure security constitute a comprehensive set of services to transform business operations and drive growth. We build powerful and differentiated solutions for our clients looking to accelerate their digital transformation journey with cloud. The Wipro FullStride Cloud GBL includes:

•
Wipro Digital and Cloud (“WDC”): WDC is a unified, comprehensive and integrated approach that delivers a single source of truth for clients to achieve the greater potential afforded by the cloud. It works at the cusp of strategy, design and technology while orchestrating across the cloud journey.
•
Cloud and Infrastructure Services (“CIS”): CIS partners with organizations to modernize their IT landscape by unlocking the transformative opportunities powered by the cloud and AI. We help build business agility and improve operational efficiency to uncover new opportunities for innovation through our offerings in cloud, data center and hybrid cloud, DevOps, End-User computing, Networking, and IoT across consulting, system integration, testing, and managed services.

Wipro Enterprise Futuring

The Wipro Enterprise Futuring GBL offers clients forward-looking, AI-powered solutions for large-scale enterprise transformation by bringing together intelligence insights, enterprise data and applications platforms, digital operations, cybersecurity and design and experience services.

•
Cybersecurity and Risk Services (“CRS”): CRS is a next-generation cybersecurity offering that seamlessly integrates the business needs of today with the future needs of tomorrow. Our CyberSecurists help customers achieve a resilient cyber future through advisory-led security and risk management solutions balancing adoption of AI while addressing risk, security and governance. For us, cyber defense is not just proposals and promises, or simply keystrokes and code. It is pure, cutting-edge security in action delivered with genuine expertise.
•
Digital Operations and Platforms (“DOP”): DOP technology solutions build agile, intelligent, AI-powered and automated processes to help enterprises drive differentiated customer experiences with an outcome-driven approach. With powerful business intelligence at its core, we help unlock the human potential needed to drive innovation and accelerate newer and faster responses to the ever-evolving market needs.
•
Enterprise Applications (“EA”): Our EA team guides enterprises on their journey towards application modernization and experience transformation by providing innovative AI, cloud solutions and architecture strategies, and executing these strategies through our enterprise partner expertise such as SAP, Oracle, Salesforce, ServiceNow and MS Dynamics.
•
Data, Analytics, and Artificial Intelligence (“DAAI”): DAAI helps clients in their business transformation and generating higher value by infusing data and AI across the value chain. We work with clients to get their data and process ready for the future by formulating the data to decisions strategy and using business analytics and data economics. These benefits are accelerated by industry and persona centric ready-to-deploy solutions that are powered by responsible AI.

Wipro Engineering Edge

Wipro Engineering Edge empowers clients to innovate at scale, build a competitive edge in the market, and deliver value at every stage of the product or platform lifecycle. Our capabilities include some of the most foundational technologies that are reshaping the world today such as AI, 5G, silicon engineering and cloud engineering.

Our comprehensive engineering and R&D ecosystem spans a wide portfolio, including an international strategic product-design house, a leader in semiconductor and systems design, and a world class lab facility; our sector-specific software product designers, process experts and engineers work across different product life-cycle stages for our clients. Wipro Engineering Edge is powered by our six service lines:

•
5G Edge Connectivity: enables innovations in wireless, 5G, enterprise networks, and AI-powered edge computing, providing cutting-edge solutions for 5G infrastructure development, open-radio access network integration, network disaggregation and management, Edge and Telco Cloud, network automation, software integration, device and network certification, and quality assurance for network equipment providers, communications service providers, Hi-tech and enterprise customers.
•
Industry 4.0/IoT: enables the industrialization of a connected product or a connected enterprise with an integrated digital value chain driving autonomy in product or operational performance. Industry 4.0 focuses on adopting a Smart, Digital, and Intelligent ("SDI") approach for transforming the entire value chain from “source to design to build to consume,” digitized and synchronous.
•
Cloud, Security, and Embedded Software: enables customers to sharpen their competitive edge by building and modernizing products and platforms by taking advantage of AI, the cloud to create multi-tenanted, internet scale, high-performance SaaS products and platforms. We optimize operational and cloud spend by exploring avenues to optimize operating expense on consumption costs and product operations through multi/hybrid/alternate cloud options and reliability solutions.
•
Data Platforms and AI: creates differentiated solutions and engineering capabilities to build data platforms in the Cloud or on-premise of using cutting-edge technologies like AI, ML and high-performance computing. The capabilities range from building internet-scale systems, cognitive systems, and enterprise brains to scalable AI infrastructure and high-performance computing, among others.
•
Connected Products (VLSI and System Design): builds smarter, smaller and faster, digitally connected products and chips, with focus on developing application specific integrated circuits and system on chip, addressing automotive, industrial and AR and VR solutions. As one of the world’s leading Very-Large-Scale-Integration ("VLSI") design service providers, we have extensive expertise in connectivity devices, AI, ML, die-to-die interconnects and chiplet designs. In addition, our increased fabrication partnerships enable us to deliver turnkey designs.
•
Automotive Engineering: Our AI-powered Cloud Car platform and partner ecosystem enable automotive leaders to make the leap to the next generation of vehicular technology and growth. This service line enables our customers to engineer and adopt transformational technologies around electrification, software-defined vehicles, connected vehicle, advanced driver assistance systems, infotainment, autonomous functions.

Wipro Consulting

Wipro Consulting helps business leaders respond to their customers’ needs by driving digital-first transformation: from operations to technologies to people - evaluating customers’ problems and crafting innovative solutions that involve the use of technologies like Cloud, AI, 5G and robotic automation. It brings together Capco, Designit, and Wipro’s Domain and Consulting business, driving enhanced experience sharing.

•
Capco: Capco is a technology and management consultancy specializing in driving digital transformation in the financial services industry.
•
Designit: Designit provides design-led transformation solutions that better connect brands, organizations, and businesses to their end customers through a global team of researchers, analysts and design visionaries.
•
Wipro Domain and Consulting: Domain and Consulting brings our deep industry and consulting expertise to clients across the globe to reinvent how sectors build and operate their organizations in the future to secure growth and new leaner operating models, while supporting clients to manage their organizational change.

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

	Number of clients in
	Year ended March 31,
Per client revenue (US$)	2022	2023	2024
1-3 million	278	330	332
3-5 million	114	121	108
5-50 million	254	262	256
50-100 million	31	34	23
> 100 million	19	19	22
Total > 1 million	696	766	741

The largest client of our IT Services business accounted for 3.1%, 3.2% and 3.0% of revenues from the IT Services business as a whole for the years ended March 31, 2022, 2023 and 2024, respectively. The five largest clients of our IT Services business accounted for 12.4%, 12.9% and 13.0% of our total IT Services revenues for the years ended March 31, 2022, 2023 and 2024, respectively.

IT Services Sales and Marketing:

Wipro sells technology services in 65 countries through locally staffed sales teams aligned with specific industries and geographies. Our sales teams serve as trusted partners to our clients in their transformation journeys. We combine global expertise with local geography-focus to assist our clients, creating new possibilities at the intersection of design, engineering, consulting, managed services, and next-generation technologies.

Our success as trusted partners to our clients is dependent on key elements of our sales model:

•
Strengthening relationships: We have designated GAEs with the primary responsibility for the client relationship. We also continue to expand our partner relationships with some of the world's most respected technology companies, such as Adobe, AWS, Google, NVIDIA, SAP and Microsoft, with market development leads aligned to partner teams and a strategic focus on the business impact of our partnerships.
•
Unrelenting focus on our clients’ ambitions: Our sales teams seek to understand our clients’ most consequential challenges and help them overcome them in ways that go beyond what they imagined for themselves. This includes orchestrating across Wipro and our ecosystem of partners to create solutions with clear business outcomes.
•
“One Wipro” approach: Wipro’s new operating model is enabled through the development of offerings that transcend our lines of business and practices to deliver transformation and business outcomes to our clients. We bring the breadth of Wipro to bear with co-created solutions that are industry and domain relevant.

Our marketing organization complements our sales teams across the sales funnel by increasing market awareness, creating interest in our solutions and offerings, improving consideration by clients, analysts, and partners, and improving win rates in large and midsize deals.

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

The following factors differentiate us from our competition:

•
Our ability to orchestrate value for our clients by stitching together industry knowledge and technology expertise, infusing AI and bringing together ecosystem capabilities to solve complex problems for our clients.
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

•
Our ai360 is a comprehensive, AI-first innovation ecosystem with a focus on driving exponential productivity and transformation for our customers across industries and bringing together our AI capabilities, talent and technology. With responsible AI at the core, we are infusing AI into tools, platforms and solutions across business functions, processes and practices. We also have a GenAI Accelerator program, which provide select GenAI-focused startups with the training needed to become enterprise-ready.
•
The Wipro FullStride Cloud Studio is an innovation lab, idea incubator, creative workshop, and client engagement hub, designed to accelerate business transformation to the cloud and beyond. As a strategic ecosystem integrator, leveraging Wipro's platforms, IP and talent, along with tools developed by hyperscalers and partners, the Cloud Studio offers a one-stop marketplace for cloud optimization.
•
The Topcoder is an open innovation platform and talent marketplace that utilizes communities of on demand experts to build digital solutions. The Topcoder Talent Cloud is the world’s largest tech gig platform with over 2 million developers, designers, data scientists and testers. It enables our clients with anytime, anywhere access to top talent across the world and in turn, provides the talent with a world of options.
•
Under the umbrella of Wipro Consulting (including Capco), we deliver integrated strategy, digital and domain expertise, and apply analytics and insights to help clients find business value. Our experience innovation company, Designit, brings innovations to the market and turns our clients’ brand promise into reality through experiences, storytelling, campaigns, content, and data.
•
Our emphasis on strategic M&A to fast-track capability building in emerging areas and accelerate access to identified markets is our key strength. For example, our recent acquisition of Aggne strengthens our competitive advantage in property and casualty insurance space. Together with Capco, we are a leading partner to the financial services industry that delivers high-end consulting and technology transformations. Our acquisition of Rizing positioned us as a strategic partner to our clients across several industries, delivering best in class SAP consulting (EAM, HCM, S/4 HANA), products and implementation services.
•
We bring cutting edge capabilities to our clients through our Wipro Venture investments in early to mid-stage start-ups in areas such as data, AI, automation, IoT and cybersecurity.
•
We have a global and distributed delivery model which follows agile and no-shore methods, leveraging our AI, GenAI and automation assets to focus on problem discovery, customer intimacy, and constant learning.
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

•
Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the U.S.: communications, retail connectivity and services, consumer goods, healthcare, and technology products and platforms.
•
Americas 2 includes the entire business of Canada and the following industry sectors in the U.S.: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech.
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

IT Products Customers

We provide our offerings to enterprises in all major industries, primarily in the India market, including government, defense, IT and IT-enabled services, telecommunications, manufacturing, utilities, education and financial services sectors. We have a diverse range of customers. For the year ended March 31, 2024, we had one customer that accounted for 21.8% of our overall IT Products segment revenue.

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

As of March 31, 2024, we have 1,786 registered patents in various countries. We have filed 21 patents during the year ended March 31, 2024, and currently have approximately 244 patent applications pending registration in various jurisdictions across the world.

As of March 31, 2024, we held 328 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 46 trademark applications are pending for registration in various jurisdictions across the world.

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

Property, Plant and Equipment

Our registered office is located at Doddakannelli, Sarjapur Road, Bengaluru, India. This office is approximately 0.30 million square feet. We have approximately 1.34 million square feet of land adjoining our corporate offices for future expansion plans. In addition, we have approximately 22.71 million square feet of land for future expansion plans. We have 24.97 million square feet of owned software development facilities in India and over 1.90 million square feet of leased software development premises in India.

We have approximately 2.87 million square feet of leased offices, software development and data center facilities in countries outside India, which includes approximately 0.96 million square feet at various locations in the Americas. We have approximately 0.13 million square feet of owned offices, software development and data center facilities in countries outside India.

We incurred total cash outflow of ₹ 20,153 million, ₹ 14,834 million and ₹ 10,510 million on capital expenditure during the fiscal years ended March 31, 2022, 2023 and 2024, respectively. These capital expenditures were primarily incurred on new software development facilities in India and investments in IT assets.

We have 49 sales/marketing offices, data centers, development and training centers in the Americas. In addition, we have 136 similar facilities located in the following regions: Europe, the Middle East, Africa and Asia-Pacific (other than India).

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

We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We have set intermediate targets of 59% reduction in absolute emission levels for Scopes 1 and 2 by 2030 (baseline year 2017) and 55% reduction in Scope 3 (baseline year 2020). These targets are based on the globally accepted Science Based Targets initiative (“SBTi”) and reflect significant decarbonization and operational changes we will be implementing. The primary levers of our decarbonization strategy are:

(a)
improving the energy efficiency of our facilities for sustained reduction in energy consumption;
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

Material Plans to Construct, Expand and Improve Facilities

As of March 31, 2024, we had contractual commitments of ₹ 10,322 million primarily related to capital expenditures on construction or expansion of software development facilities.

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

Overview

Wipro Limited is a leading information technology (“IT”) services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and immersive experiences to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients' boldest ambitions.

With over 230,000 dedicated employees (including support functions) across six continents, we deliver on the promise of helping our customers, colleagues and communities thrive in an ever-changing world. Our transformation continues as we become an AI-first organization. Building on decade-long investments in artificial intelligence, Wipro launched the ai360 innovation ecosystem, with responsible AI at the core. Investments focus on expanding AI, data, and analytics solutions, developing new R&D and platforms through Lab45, as well as enhancing FullStride Cloud and consulting capabilities.

Trend Information

The business environment remained uncertain in the fiscal year ended March 31, 2024. Inflation and interest rates both stayed high along with geopolitical volatility, This resulted in customers rigorously reviewing their technology investments and cutting down or deferring discretionary spends. Global macro-economic measures to rein in inflation may have reached the tail end of the cycle. There are expectations of rate cuts towards the second half of the calendar year 2024, and this is expected to drive overall growth in the calendar year 2024. Further, escalation in geopolitical conflicts can potentially lead to spikes in energy prices, disrupt supply chains and create trade barriers.

Enterprises continue to prioritize cost takeout and operational excellence initiatives with spending expected to gradually improve in fiscal year 2025. Enterprises are also prioritizing sustainability and resilience, aiming to globalize their operations to take advantage of cost arbitrage, greater access to talent, and faster innovation. The financial services, hi-tech and telecom sectors continue to be soft with the healthcare and automotive sectors being bright spots. Consumer goods and manufacturing sector clients are investing cautiously due to cost takeouts and weak consumer spending.

IT Services

Global IT service providers are equipped to support enterprises across various industries to overcome the current challenges, with a wide range of offerings for digital transformation cutting across consulting, application development, maintenance and support, R&D, technology infrastructure and business process services. The IT services industry is expected to accelerate and drive decisions in fiscal year 2025 based on investments made by clients in key areas such as AI, GenAI implementation, cost optimization, operational excellence, digital transformation, vendor consolidation, productivity improvement, customer experience programs, innovation in products and services, talent management, future of workplace and workforce, and ESG initiatives.

According to the NASSCOM Report, revenue for the Indian IT services’ sector is expected to witness growth of 2% year-over-year in fiscal year 2024, led by infrastructure management and networking services in distributed environments, cloud-based software testing services, and consulting services. It is expected that there will be an increase in foundational spend across cloud, IT modernization, digital customer experience, and digital engineering projects.

Our strategy supports value creation for clients and growth for our organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and simplified operating model. We are focusing our efforts and our investments on maximum results, going deeper in areas where we believe we have strengths and defocusing on others, and scaling up to secure leadership positions. Our strategy brings us closer to clients, drives greater agility and responsiveness and help us become the employer of choice for our employees. Further, we have invested in acquiring new technology and skills. In the last three fiscal years, we have completed several mergers and acquisitions, including the acquisitions of:

•
A 60% equity interest in Aggne, a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek Technologies, which is a market-leading platform for property and casualty insurance.
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
•
Ampion, a provider of cyber security, DevOps and quality engineering services; and
•
Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific.

In fiscal year 2024, our revenue from top five and top ten IT Services customers declined by 3.1% and 0.6% year-over-year, respectively.

Our large deal (i.e., deals greater than or equal to US$ 30 million in total contract value) order booking in total contract value terms in fiscal year 2024 was US$ 4.6 billion as compared to US$ 3.9 billion in fiscal year 2023, an increase of 17.9% year-over-year. Our order booking in total contract value terms in fiscal year 2024 was US$ 14.9 billion as compared to US$ 15.8 billion in fiscal year 2023, a decrease of 5.7% year-over-year.

Gross profit as a percentage of revenue in our IT Services segment for the year ended March 31, 2024 was 30.28%. We are focusing on the following levers to improve our gross margins:

•
Continuously reviewing our pyramid structure and optimizing span of control of the management team;
•
Using next-generation technology including GenAI to drive automation, superior customer experience and maximizing returns;
•
Reskilling and redeploying existing resources and optimizing utilization of our existing talent pool over variable workforce (i.e., sub-contractors);
•
Optimizing costs relating to travel, facilities and other discretionary spending like marketing events;
•
Improving price realization to combat current inflationary environment;
•
Differentiating our offerings by providing premium services across the Digital value-chain, including consulting and advisory, strategy, design, Wipro FullStride cloud services and connected offerings;
•
Aligning our resources to expected demand and pivoting ourselves to meet new opportunities;
•
Moving towards higher valued transformation projects and reduced low margin projects;
•
Driving revenue and cost synergies of acquired businesses; and
•
Investing in non-linearity through our IP portfolio that de-link the linear relationship between revenue and efforts expended.

However, we anticipate challenges in improving our gross profits, largely due to the following reasons:

•
Limited ability of the market to accept increase in prices for our offerings to fully offset incremental costs;
•
Investments in acquisitions with onsite capabilities which can potentially contribute lower margins;
•
Annual increases in salaries, progressions and bonuses;

•
Investments in domain architects, deep subject matter experts and diversified local leadership;
•
Lower utilization of our resources, arising from a slowdown in the economic environment resulting in weak demand for our services from customers or a reduction in discretionary spending,
•
Loss of revenue due to vendor consolidation or insourcing at the customer end; and
•
The impact of exchange rate fluctuations on our Indian Rupee realizations.

IT Products

According to the NASSCOM Report, the domestic market in India for hardware is estimated to be US$ 17.7 billion in fiscal year 2024, compared to US$ 17.4 billion in fiscal year 2023, and overall revenue for the hardware industry is expected to be US$ 18.2 billion in fiscal year 2024.

In our IT Products segment, we continue to experience pricing pressures due to increased competition among IT companies. Our IT Products segment is subject to seasonal fluctuations. Our IT Products revenue is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment and macroeconomic factors. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for system integration engagements. Accordingly, our revenue, operating income and profit for our IT Products segment have varied significantly in the past and we expect that they are likely to vary in the future.

Shareholder Returns

We have always strived to enhance shareholder value for our investors. The Company’s policy has been to provide regular, stable and consistent distribution of return. The Company’s policy of capital allocation includes a minimum payout of 45%-50% of net income for a period of the trailing three years. There has been no change in our philosophy on shareholder return during the year ended March 31, 2024.

Cash Dividends: The cash dividend paid for the year ended March 31, 2023 was ₹ 1 per equity share. The cash dividend paid during the year ended March 31, 2024 was an interim dividend of ₹ 1 per equity share. The Board recommended the adoption of the interim dividend of ₹ 1 per equity share as the final dividend for the year ended March 31, 2024.

Buyback of equity shares: During the year ended March 31, 2024, we concluded the buyback of 269,662,921 equity shares at a price of ₹ 445 (US$ 5.34) per equity share, as approved by the Board of Directors on April 27, 2023 and by shareholders by resolution dated June 1, 2023. This has resulted in a total cash outflow of ₹ 145,173 million (US$ 1,741.9 million) including a tax on the buyback of ₹ 24,783 million (US$ 297.4 million) and transaction costs related to the buyback of ₹ 390 million (US$ 4.7 million). As a result of the buyback, our share capital has been reduced by ₹ 539 million (US$ 6.5 million).

Results of Operations

The below discussion of our results of operations omits a comparison of our results for the years ended March 31, 2022 and March 31, 2023. Such omitted discussions can be found in Item 5 of our Annual Report on Form 20-F for the year ended March 31, 2023, filed with the SEC on May 24, 2023.

Our revenues and profits for the years ended March 31, 2023 and 2024 are provided below:

	Wipro Limited and subsidiaries
	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions, except earnings per share data)
Revenue (1)	909,348	897,943	(1.25)%
Cost of revenue	(645,446)	(631,497)	(2.16)%
Gross profit	263,902	266,446	0.96%
Selling and marketing expenses	(65,157)	(69,972)	7.39%
General and administrative expenses	(59,139)	(60,375)	2.09%
Operating income	139,606	136,099	(2.51)%
Profit attributable to equity holders	113,500	110,452	(2.69)%

As a percentage of revenue:
Selling and marketing expenses	7.17%	7.79%	62bps
General and administrative expenses	6.50%	6.72%	22bps
Gross margins	29.02%	29.67%	65bps
Operating margin	15.35%	15.16%	(19)bps
Earnings per share
Basic	20.73	20.89
Diluted	20.68	20.82

(1)
For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹ 904,876 million and ₹ 897,603 million for the years ended March 31, 2023 and 2024, respectively. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

Segment Information

We are organized into the following operating segments: IT Services and IT Products.

Effective April 1, 2023, we merged our ISRE segment with our APMEA SMU within the IT Services segment, as we have aligned the sales strategy for the GoI and ISRE customers to that of the larger IT Services segment. Comparative period segment information has been restated to give effect to this change.

IT Services: Our IT Services segment is organized in four SMUs—Americas 1, Americas 2, Europe and APMEA.

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of LATAM and the following industry sectors in the U.S.: communications, retail connectivity and services, consumer goods, healthcare, and technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the U.S.: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, the Middle East, South East Asia, Japan and Africa.

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

IT Products: The Company is a value-added reseller of security and packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company also delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as IT Products revenue.

Our revenue and segment results are as follows:

	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions)
Revenue:
IT Services	903,301	893,816	(1.05)%
IT Products	6,047	4,127	(31.75)%
Reconciling Items	—	—	—
	909,348	897,943	(1.25)%

Segments results:
IT Services	141,224	144,196	2.10%
IT Products	(176)	(371)	110.80%
Reconciling Items	(1,442)	(7,726)	435.78%
	139,606	136,099	(2.51)%

Analysis of Results

Results of operations for the years ended March 31, 2024 and 2023

Revenue: Our revenue decreased by 1.25%.

Our IT Services segment revenue decreased by 1.05%. The decline was largely due to challenges in the macroeconomic environment and the resulting impact on customers' discretionary spending and lower foreign exchange gains during the year ended March 31, 2024. During fiscal 2024, the revenue for Americas 1 grew, while revenue from all other SMUs declined.

Revenue of the IT Products segment declined by 31.75%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products and our adoption of a more selective approach in bidding for system integration engagements.

The table below gives our revenue by country for the years ended March 31, 2023 and 2024:

	Percentage of revenues
	Year ended March 31,
	2023	2024
United States of America	56%	57%
United Kingdom	12%	12%
India	3%	3%
Rest of the world	29%	28%

Cost of revenues: In absolute terms, cost of revenues decreased by 2.16%, primarily due to a decrease in sub-contracting costs as a percentage of IT Services revenue from 12.50% for the year ended March 31, 2023 to 11.32% for the year ended March 31, 2024 and enhanced operational efficiencies, and a decrease in the depreciation charge for our property, plant and equipment and right-of-use assets. Further improvement in key operational parameters, such as utilization rates for our employees and higher offshoring also contributed to the decrease in cost of revenues. These decreases have been partially offset by an increase in employee compensation due to the impact of salary increases and the employee restructuring, and an increase in facility expenses as an increased number of employees return to office. The following table presents our cost of revenues:

	Year ended March 31,		Year over Year change
Cost of revenues	2023	2024	2024-23	2024-23
	(₹ in millions)		(₹ in millions)
Employee compensation	456,759	459,466	2,707	0.59%
Cost of hardware and software	6,627	4,116	(2,511)	(37.89)%
Sub-contracting and technical fees	112,939	101,198	(11,741)	(10.40)%
Travel	9,660	9,374	(286)	(2.96)%
Depreciation, amortization and impairment	21,721	20,324	(1,397)	(6.43)%
Facility expenses	8,271	9,565	1,294	15.65%
Software license expense for internal use	16,977	16,827	(150)	(0.88)%
Communication	4,644	3,831	(813)	(17.51)%
Others	7,848	6,796	(1,052)	(13.40)%
	645,446	631,497	(13,949)	(2.16)%

As a result of the foregoing factors, our gross profit as a percentage of our total revenue increased by 65 basis points (“bps”).

Selling and marketing expenses: Our selling and marketing expenses as a percentage of total revenue increased from 7.17% for the year ended March 31, 2023 to 7.79% for the year ended March 31, 2024. In absolute terms, selling and marketing expenses increased by 7.39% primarily because of the increase in employee compensation due to the impact of salary increases and the employee restructuring. Amortization of intangibles during the year ended March 31, 2024 increased due to a change in our useful life estimate for customer-related intangibles in an earlier business combination, which was partially offset by lower amortization of intangibles due to their useful life ending in fiscal year 2023. The following tables present our selling and marketing expenses:

	Year ended March 31,		Year over Year change
Selling and marketing expenses	2023	2024	2024-23	2024-23
	(₹ in millions)		(₹ in millions)
Employee compensation	46,840	51,224	4,384	9.36%
Travel	1,734	1,705	(29)	(1.67)%
Depreciation, amortization and impairment	10,095	11,981	1,886	18.68%
Facility expenses	663	672	9	1.36%
Software license expense for internal use	56	22	(34)	(60.71)%
Communication	458	346	(112)	(24.45)%
Marketing and brand building	2,951	3,555	604	20.47%
Others	2,360	467	(1,893)	(80.21)%
	65,157	69,972	4,815	7.39%

General and administrative expenses: Our general and administrative expenses as a percentage of revenue increased from 6.50% for the year ended March 31, 2023 to 6.72% for the year ended March 31, 2024. In absolute terms, general and administrative expenses increased by 2.09%, primarily due to the increase in employee compensation due to the impact of salary increases, onetime costs related to outgoing CEO and employee restructuring, an increase in lifetime expected credit loss, and an increase in travel expenses. These increases have been partially offset by the gain on sale of immovable property and the decrease in staff recruitment fees due to a lower number of employees hired during the year ended March 31, 2024. The following tables present our general and administrative expenses:

	Year ended March 31,		Year over Year change
General and administrative expenses	2023	2024	2024-23	2024-23
	(₹ in millions)		(₹ in millions)
Employee compensation	34,045	38,611	4,566	13.41%
Travel	3,051	4,023	972	31.86%
Facility expenses	4,558	4,319	(239)	(5.24)%
Software license expense for internal use	1,684	1,529	(155)	(9.20)%
Legal and professional fees	6,306	6,032	(274)	(4.35)%
Staff recruitment expenses	4,930	2,177	(2,753)	(55.84)%
Lifetime expected credit loss/ (write-back)	(602)	640	1,242	206.31%
(Gain)/loss on sale of property, plant and equipment, net	(33)	(2,029)	(1,996)	(6048.48)%
Others	5,200	5,073	(127)	(2.44)%
	59,139	60,375	1,236	2.09%

Operating income: As a result of the foregoing factors, our operating income decreased by 2.51%, from ₹ 139,606 million for the year ended March 31, 2023 to ₹ 136,099 million for the year ended March 31, 2024, and our results from operating activities as a percentage of revenue (operating margin) decreased by 19 bps from 15.35% to 15.16%.

Finance expenses: Our finance expenses increased from ₹ 10,077 million for the year ended March 31, 2023 to ₹ 12,552 million for the year ended March 31, 2024. The increase in interest rates and incremental borrowings during the year ended March 31, 2024 primarily resulted in higher finance expense.

Finance and other income: Our finance and other income increased from ₹ 18,185 million for the year ended March 31, 2023 to ₹ 23,896 million for the year ended March 31, 2024. The increase is primarily due to an increase in net gain from investments by ₹ 3,122 million and an increase in interest income by ₹ 2,589 million during the year ended March 31, 2024 compared to the year ended March 31, 2023.

Income taxes: Our income taxes increased by ₹ 2,097 million from ₹ 33,992 million for the year ended March 31, 2023 to ₹ 36,089 million for the year ended March 31, 2024. Our effective tax rate has increased from 23.02% for the year ended March 31, 2023 to 24.52% for the year ended March 31, 2024. This increase is primarily due to a reduction in tax benefits in India for the year ended March 31, 2024. Please refer to Note 21 of the Notes to the Consolidated Financial Statements for further information.

Profit attributable to non-controlling interest: Our profit attributable to non-controlling interest increased from ₹ 165 million for the year ended March 31, 2023 to ₹ 669 million for the year ended March 31, 2024.

Profit attributable to equity holders: As a result of the foregoing factors, our profit attributable to equity holders decreased by ₹ 3,048 million or 2.69%, from ₹ 113,500 million for the year ended March 31, 2023 to ₹ 110,452 million for the year ended March 31, 2024.

Analysis of Revenue and Results by Segment

IT Services

Our IT Services segment provides a range of IT and IT-enabled services which include digital strategy, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering.

Effective April 1, 2023, we reorganized our segments by merging the ISRE segment with our APMEA SMU within the IT Services segment. Comparative period segment information has been restated to give effect to this change.

Information by SMUs for the IT Services segment for the years ended March 31, 2023 and 2024 is as follows:

	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions)
Revenue:
IT Services Strategic Market Units
Americas 1	261,270	268,230	2.66%
Americas 2	278,374	269,482	(3.19)%
Europe	256,845	253,927	(1.14)%
APMEA	106,812	102,177	(4.34)%
	903,301	893,816	(1.05)%
Segments Result:
IT Services Strategic Market Units
Americas 1	51,555	59,364	15.15%
Americas 2	59,690	59,163	(0.88)%
Europe	37,667	33,354	(11.45)%
APMEA	10,681	12,619	18.14%
Unallocated (1)	(18,369)	(20,304)	10.53%
	141,224	144,196	2.10%

(1) Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration due to change in estimates is included under “Unallocated” within IT Services segment. Comparative periods have been restated to give effect to these changes.

Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details regarding our operating segments.

Our IT Services segment accounted for 99.3% and 99.5% of our total revenue for the years ended March 31, 2023 and 2024, respectively and 101.2% and 105.9% of our operating income for the years ended March 31, 2023 and 2024, respectively.

Operating results of the IT Services segment are as follows:

	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions)
Revenue (1)	903,301	893,816	(1.05)%
Cost of revenue	(638,398)	(623,205)	(2.38)%
Gross profit	264,903	270,611	2.15%
Selling and marketing expenses	(64,476)	(68,352)	6.01%
General and administrative expenses	(59,203)	(58,063)	(1.93)%
Segment results (2)	141,224	144,196	2.10%
As a percentage of revenue:
Selling and marketing expenses	7.14%	7.65%	51bps
General and administrative expenses	6.55%	6.50%	(5)bps
Gross margins (3)	29.33%	30.28%	95bps
Segment results (3)	15.63%	16.13%	50bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations gains/(losses), net amounting to ₹ 4,472 million and ₹ 340 million for the years ended March 31, 2023 and 2024, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

Our revenue and segment results by SMUs within the IT Services segment, expressed in terms of percentages, are provided below:

	Year ended March 31,
	2023		2024
	Percentage of revenues	Percentage of Segment results	Percentage of revenues	Percentage of Segment results
Strategic Market Units
Americas 1	28.9%	36.5%	30.0%	41.2%
Americas 2	30.8%	42.3%	30.2%	41.0%
Europe	28.5%	26.7%	28.4%	23.1%
APMEA	11.8%	7.5%	11.4%	8.8%
Unallocated	NA	(13.0)%	NA	(14.1)%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

	Year ended March 31,
	2023	2024
Sector
Banking, Financial Services and Insurance	35.0%	33.4%
Consumer	18.9%	18.8%
Health	11.7%	13.2%
Energy, Natural Resources and Utilities	11.5%	11.8%
Technology	11.3%	11.7%
Manufacturing	6.9%	6.9%
Communications	4.7%	4.2%

IT Services results of operations for the years ended March 31, 2024 and 2023

The IT Services segment revenue decreased by 1.05% for the year ended March 31, 2024 compared to our revenue for the year ended March 31, 2023. The decline was largely due to challenges in the macroeconomic environment and the resulting impact on customers' discretionary spending and lower foreign exchange gains during the year ended March 31, 2024. During fiscal 2024, the revenue for Americas 1 grew, while revenue from all other SMUs declined.

Our gross profit as a percentage of our revenue from our IT Services segment increased by 95 bps, primarily due to decrease in sub-contracting costs as a percentage of IT Services revenue from 12.50% for the year ended March 31, 2023 to 11.32% for the year ended March 31, 2024 and enhanced operational efficiencies, and a decrease in the depreciation charge for our property, plant and equipment and right-of-use assets of ₹ 1,388 million. Further improvement in key operational parameters, such as utilization rates for our employees and higher offshoring also contributed to a decline in cost of revenues. These decreases have been partially offset by an increase in employee compensation due to the impact of salary increases, and an increase in facility expenses of ₹ 1,294 million as an increased number of employees return to office.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 7.14% for the year ended March 31, 2023 to 7.65% for the year ended March 31, 2024. In absolute terms, selling and marketing expenses increased by ₹ 3,876 million primarily because of the increase in employee compensation of ₹ 3,455 million due to the impact of salary increases. Amortization of intangibles increased by ₹ 2,807 million during the year ended March 31, 2024, due to a change in our useful life estimate of customer-related intangibles in an earlier business combination, which was partially offset by the lower amortization of intangibles by ₹ 1,391 million due to their useful life ending in fiscal year 2023.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased marginally from 6.55% for the year ended March 31, 2023 to 6.50% for the year ended March 31, 2024. In absolute terms, general and administrative expenses decreased by ₹ 1,140 million, primarily due to a decrease in staff recruitment fees of ₹ 2,753 million owing to a lower number of employees hired during the year ended March 31, 2024, and a gain on sale of immovable property of ₹ 2,357 million. These decreases have been partially offset by an increase in employee compensation costs of ₹ 2,224 million due to the impact of salary increases, an increase in lifetime expected credit loss of ₹ 1,116 million and an increase in travel expenses of ₹ 973 million.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 50 bps, from 15.63% to 16.13%. In absolute terms, the segment results of our IT Services segment increased by 2.10%.

IT Products

While we focus on being a strategic provider of IT services, we provide IT products as a complement to our IT services offerings. Our range of third-party IT Products is comprised of Enterprise Platforms, Networking Solutions, Software Products, Data Storage, Contact Center Infrastructure, Enterprise Security, IT Optimization Technologies, Video Solutions and End-User Computing solutions. Revenue from the hardware products and software licenses sold is recorded under the IT Products segment. We have a diverse range of clients across all major industries, primarily in the India and Middle East markets.

Our IT Products segment accounted for 0.7% and 0.5% of our revenue for the years ended March 31, 2023 and 2024, respectively, and (0.1)% and (0.3)% of our operating income for each of the years ended March 31, 2023 and 2024, respectively.

Operating results of the IT Products segment are as follows:

	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions)
Revenue (1)	6,047	4,127	(31.75)%
Cost of revenue	(6,262)	(4,442)	(29.06)%
Gross profit/(loss)	(215)	(315)	46.51%
Selling and marketing expenses	(124)	(89)	(28.23)%
General and administrative (expenses)/credit	163	33	(79.75)%
Segment results	(176)	(371)	110.80%
As a percentage of revenue:
Selling and marketing expenses	2.05%	2.16%	11bps
General and administrative expenses/(credit)	(2.70)%	(0.80)%	190bps
Gross margins	(3.56)%	(7.63)%	(407)bps
Segment results	(2.91)%	(8.99)%	(608)bps

(1)
For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ Nil for each of the years ended March 31, 2023 and 2024, respectively, in revenue. Please see Note 34 of the Notes to the Consolidated Financial Statements for additional details.

IT Products results of operations for the years ended March 31, 2024 and 2023

Our revenue from the IT Products segment decreased by 31.75% for the year ended March 31, 2024 compared to our revenue for the year ended March 31, 2023. The decrease was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than selling standalone IT products, and our adoption of a more selective approach in bidding for system integration engagements.

Our gross profit as a percentage of our IT Products segment revenue decreased by 407 bps. In absolute terms, gross profit decreased by ₹ 100 million primarily due to a decrease in revenue and certain low margin projects executed during the year ended March 31, 2024.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased marginally from 2.05% for the year ended March 31, 2023 to 2.16% for the year ended March 31, 2024. In absolute terms, selling and marketing expenses decreased by ₹ 35 million.

General and administrative expenses as a percentage of revenue from our IT Products segment increased from (2.70)% for the year ended March 31, 2023 to (0.80)% for the year ended March 31, 2024. In absolute terms, credit in general and administrative expenses decreased by ₹ 130 million primarily due to higher write-back in lifetime expected credit loss during the year ended March 31, 2023, which was due to collection of overdue accounts receivable.

As a result of the above, segment results as a percentage of our revenue from our IT Products segment decreased by 608 bps, from (2.91)% to (8.99)%. In absolute terms, the segment results of our IT Products segment decreased by ₹ 195 million.

Reconciling Items

“Reconciling Items” for the year ended March 31, 2024 includes restructuring costs of ₹ 6,814 million consisting of cash expenditures for employee severance related costs and ₹ 921 million towards employee costs related to the outgoing CEO. "Reconciling Items" for the year ended March 31, 2023 includes restructuring costs of ₹ 1,355 million consisting of cash expenditures for employee severance related costs.

Acquisitions

Refer to Item 4 and Note 7 of the Notes to the Consolidated Financial Statements for a description of the acquisitions during the reported period.

Divestitures

Refer to Note 35 of the Notes to the Consolidated Financial Statements for a description of the divestitures during the reported period.

Foreign exchange gains, net

Our net foreign exchange gains for the years ended March 31, 2023 and 2024 were ₹ 4,472 million and ₹ 340 million, respectively.

Our foreign exchange gains, net, comprise of:

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

The following table sets forth the currencies in which our revenues for fiscal year 2023 and fiscal year 2024 were denominated:

	Year ended March 31,
	2023	2024
	% of Revenues
U.S. Dollar (US$)	61%	60%
Pound Sterling (GBP)	10%	11%
Euro (EUR)	10%	10%
Indian Rupee (INR)	5%	5%
Australian Dollar (AUD)	4%	4%
Canadian Dollar (CAD)	3%	3%
Others	7%	7%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, Pound Sterling, Euro, Australian dollar and Canadian dollar for fiscal year 2023 and fiscal year 2024:

	Year ended March 31,		Appreciation / (Depreciation)
Average exchange rate during the year:	2023	2024	of INR in percentage
U.S. Dollar (US$)	80.21	82.78	(3.20)%
Pound Sterling (GBP)	96.78	103.98	(7.44)%
Euro (EUR)	83.54	89.82	(7.52)%
Australian Dollar (AUD)	54.97	54.49	0.86%
Canadian Dollar (CAD)	60.68	61.39	(1.17)%

	Year ended March 31,
	2023	2024
Exchange rate at the beginning of the year:
U.S. Dollar (US$)	75.78	82.17
Pound Sterling (GBP)	99.41	101.81
Euro (EUR)	84.07	89.38
Australian Dollar (AUD)	56.73	54.97
Canadian Dollar (CAD)	60.50	60.66
Exchange rate at the end of the year:
U.S. Dollar (US$)	82.17	83.40
Pound Sterling (GBP)	101.81	105.20
Euro (EUR)	89.38	89.96
Australian Dollar (AUD)	54.97	54.31
Canadian Dollar (CAD)	60.66	61.54
Appreciation / (Depreciation) of INR in percentage
U.S. Dollar (US$)	(8.43)%	(1.49)%
Pound Sterling (GBP)	(2.41)%	(3.32)%
Euro (EUR)	(6.32)%	(0.65)%
Australian Dollar (AUD)	3.10%	1.20%
Canadian Dollar (CAD)	(0.26)%	(1.45)%

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

Due to these tax incentives, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction/exemptions expire or terminate, our tax expense will increase. The expiration period of the tax holiday for each unit within a SEZ is determined based on the number of years since commencement of production by that unit for a maximum of fifteen years. The tax holiday period currently available to the Company expires in various years through fiscal year 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,718 million and ₹ 14,308 million for the years ended March 31, 2023 and 2024, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2023 and 2024 was ₹ 3.05 and ₹ 2.71, respectively.

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

Income tax claims against the Company amounting to ₹ 91,465 million and ₹ 95,520 million are not acknowledged as debt as at March 31, 2023 and 2024, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be adversely affected materially.

Our sustainability vision and key highlights for the fiscal year ended March 31, 2024:

At Wipro, our vision and idea of being a responsible corporation has always been based on the bedrock of values, mindsets and habits. Our framework of a responsible business is based on both internal and external lenses that encompass a wide-angle, boundaryless model of engagement with customers, employees, investors, suppliers and communities.

We operationalize our vision through the principle of ‘double materiality’: (i) our business’ impact on our stakeholders and the environment and (ii) the converse impact of environmental change and stakeholders on our business. While the latter is framed in terms of risks and opportunities for the Company, our business’ impact on the environment and stakeholders is based on fiduciary principles of trust, stewardship and social responsibility.

Below are the key features of our sustainability initiatives:

a.
Environment

Our sustainability program goes back more than fifteen years and comprises an established yet dynamically evolving set of initiatives that address our entire value chain on four key dimensions: energy and climate change, water, waste and biodiversity. Our goals are to:

i.
Contribute effectively to addressing climate change: We are committed to achieving net-zero greenhouse gas emissions by 2040, which is in line with the Paris Agreement’s objective of limiting the global temperature increase to 1.5°C. We have set an intermediate target of a 59% reduction in absolute emission levels for Scopes 1 and 2 by 2030 (baseline year 2017) and a 55% reduction in Scope 3 ( baseline year 2020)

Note: Scope 1 refers to direct emissions from sources owned or controlled by us; Scope 2 refers to indirect emissions from the generation of purchased electricity, steam, heating and cooling consumed by us; and Scope 3 covers all other indirect emissions that occur in our value chain. These targets are based on the globally accepted SBTi and reflect significant decarbonization and operational changes we will be implementing. The primary levers of our decarbonization strategy are:

a.
improving the energy efficiency of our facilities for sustained reduction in energy consumption;
b.
increasing the use of renewable energy in our owned facilities in India through private power purchase agreements and captive solar power; and

c.
combining behavioral, technological and collaborative approaches that help reduce the carbon footprint of air travel, commuting and purchased goods and services.

As of March 31, 2024, we have achieved a 73% reduction in Scopes 1 and 2 and expect to reach close to net zero by 2030 – 10 years ahead of the target year. Our progress has been powered by our investments in best-in-class sustainable building design and infrastructure practices coupled with the continued expansion of our renewable energy footprint which currently stands at 74% for all our owned facilities. We plan to vigorously scale this up in the next two years through appropriate investments.

Our plan is to reach 100% renewable energy use at our Indian facilities before 2030. Simultaneously, we expect to achieve proportionate reductions in the carbon footprint associated with our business travel, employee commuting and supply chain.

ii.
Responsible stewardship of scarce water resources: We are committed to responsibly managing the use of scarce water resources by (a) improving our per capita freshwater efficiency by 60% from 150 liters per capita per day ("Lpcd") in FY23 to 60 Lpcd in FY30, (b) increasing the proportion of recycled water use to 60% by 2030 and (c) contributing to a deeper understanding of the systemic challenges of urban water in the major cities in which we operate.

Our water consumption is primarily on account of drinking water, air conditioning, cooking and washing in canteens, toilets and landscape gardening. Our approach to reduce dependence on freshwater has been through increased wastewater recycling, minimizing pipe losses and expanding rainwater harvesting.

Our freshwater efficiency for the fiscal year ended March 31, 2024 stood at 119 Lpcd, representing a 20% improvement in the last two years. Our freshwater efficiency was in part due to recycling 37% of wastewater.

iii.
Minimize waste generation from operations and its impact on communities: We are committed to ensuring 100% of organic waste is recycled and to ensure that less than 2% goes to landfills (excluding construction and demolition waste) by 2025. We continue to maintain the highest standards of solid waste management in all the four categories: food and organic, inorganic, hazardous materials and construction debris. We ensure, reuse and certify recycling for between 98%-100% of all our waste.
iv.
Enhance the biodiversity quotient of owned campuses: We are committed to incorporating biodiversity as a key element in the design and maintenance of all our owned campuses. While all our new campuses have incorporated biodiversity principles, our demonstration biodiversity zones at our campuses in Bangalore and Pune have been acknowledged as trend-setters and levers for employee engagement.
b.
Workplace and Communities

We are committed to enhancing workplace diversity and fostering a culture of inclusion, continuous learning, open communication and ethical conduct. Our social and community initiatives span a wide thematic spread in the domains of education, primary health care and urban ecology. Key highlights are articulated below:

i.
Building and promoting a culture of inclusion by nurturing diversity and shaping behaviors (a) through increased gender diversity overall and at the leadership level; and (b) exemplified through the Five Habits, leadership mindsets and code of business conduct.

As of March 31, 2024, our workforce included (i) 36.6% women; (ii) 18.7% women in senior leadership roles; (iii) 24% women across all management positions; and (iv) 1664 employees with disability.

ii.
Empowering employees through a culture of continuous learning and open communication by (a) providing opportunities to employees to reskill themselves to meet open client demands; and (b) delivering leadership skills program at every stage of the career life cycle.

We clocked 50.6 skilling hours per associate during the fiscal year ended March 31, 2024. Skilling hours as a KPI was introduced in the fiscal year ended March 31, 2024 to focus more on proactive skilling. We have set up 50 Account Academies across GBLs/SLs through which we skilled 16000+ associates. We have also set up Practice Academies such as e.g. “Cloud”, “AI” and “School of Data Engineers”. These aim to build emerging skills needed for future roles.

iii.
Prioritizing health, well-being and safety at all times by adopting a holistic life-cycle approach that emphasizes employee safety, physical health and mental well-being.
iv.
Contributing in a deep, meaningful manner to a more equitable, humane and sustainable society by working on the dimensions of education, ecology and primary health care. We also support proximate communities in times of extreme crisis. We choose to work on societal issues that are fundamental and foundational enablers of essential well-being in an individual’s life.

Our community initiatives are spread across 17 countries. During the fiscal year ended March 31, 2024, we supported nearly 225 projects in the domains of education, primary healthcare, digital skilling and urban ecology with an effective outreach and impact on 4.5 million people, a significant proportion of which was from vulnerable populations.

Our work in education starts with early child education and touches several critical elements that combine improvements in quality and equity in schools. We also support thematic focus on STEM and Computer Science learning in schools, Digital skilling in colleges and Sustainability Education as a horizontal, cross-cutting initiative. Our geographic presence in India spans 25 states where through a network of more than 150 partners, our work creates positive outcomes for 3.2 million students, of which over 62,000 are children with disabilities.

TalentNext, our India-wide program covered more than 74,000 students including a collaboration with industry body Nasscom, called the ‘Future Skills Program’. We have made a cumulative impact on approximately 205,000 students since fiscal year 2021. Another significant highlight was the start of digital skilling programs for youth in 12 countries outside India.

We continued to actively strengthen our primary health care program for vulnerable urban communities. Our strategy endeavors to strengthen the public health system in improving accessibility of healthcare services, building the capacity of local communities to manage their healthcare needs, and training accredited public health workers to address the unique needs of these communities. Currently we support a portfolio of 25 healthcare projects in the major cities we operate in; these collectively work with over 90 government heath care centers in promoting the well-being of women, children, and adolescents with special focus on reproductive, maternal, newborn, child and adolescent health. During the year, our projects achieved a total outreach to 1.5 million people, including nearly 420,000 women in reproductive age groups who were beneficiaries of the gender and maternal care programs we support.

A key aspect of employee well-being is the opportunity to volunteer with communities. During the fiscal year ended March 31, 2024, 47,000 employees from 29 employee chapters in India and across the world engaged actively either through monetary contribution or volunteering. We plan to significantly expand the scale and scope of employee volunteering in the next three years. Outside India we supported approximately 30 projects in 16 countries with positive impacts on approximately 12,000 people, in the process mobilizing approximately 2,000 Wipro employees who contributed approximately 8,000 volunteering hours.

v.
Collaboratively developing and enhancing a sustainable and responsible supply chain by proactively expanding the diversity of our supplier base with an active focus on women-owned enterprises and micro, small and medium enterprises. We are committed to responsible supplier conduct with respect to environmental and human rights in the supply chain and a transparent supplier governance process that guarantees fair practices and zero tolerance for corruption.
c.
Governance

We recognize the critical salience of good governance, ethical business conduct and transparent disclosures in ensuring the effectiveness of all our sustainability initiatives.

For more information on our ESG initiatives, please visit our website at www.wipro.com.

Liquidity and Capital Resources

The Company’s cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

	Year ended March 31,		Year over Year change
	2023	2024	2024-23
	(₹ in millions)
Net cash generated from /(used in):
Operating activities	130,601	176,216	45,615
Investing activities	(84,065)	11,680	95,745
Financing activities	(60,881)	(182,567)	(121,686)
Net change in cash and cash equivalents	(14,345)	5,329	19,674
Effect of exchange rate changes on cash and cash equivalents	2,373	(239)	(2,612)

As of March 31, 2024, we had cash and cash equivalent and short-term investments of ₹ 408,124 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, was ₹ 266,658 million.

In addition, we have unutilized credit lines in various currencies aggregating to ₹ 63,658 million as of March 31, 2024. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2024 increased by ₹ 45,615 million while profit for the year decreased by ₹ 2,544 million during the same period. The increase in cash generated from operating activities is primarily due to decreased working capital requirements, contributed by net decrease in accounts receivables, unbilled receivables and contract assets, other assets and contract liabilities. Further, income taxes paid, net of refund decreased by ₹ 14,858 million during the year ended March 31, 2024.

Cash generated from operating activities for the year ended March 31, 2023 increased by ₹ 19,804 million while profit for the year decreased by ₹ 8,664 million during the same period. The increase in cash generated from operating activities is primarily due to decreased working capital requirements, contributed by net decrease in accounts receivables, unbilled receivables and contract assets, trade payables and contract liabilities. This was partially offset by an increase in income tax payments during the year ended March 31, 2023.

Cash generated from investing activities for the year ended March 31, 2024 was ₹ 11,680 million. Cash is primarily generated from interest received amounting to ₹ 20,111 million, sale of property, plant and equipment amounting to ₹ 4,022 million and sale of investments (net of purchase) amounting to ₹ 3,529 million. We also purchased property, plant and equipment amounting to ₹ 10,510 million, which was primarily driven by the growth strategy of the Company. This was partially offset by outflow of ₹ 5,291 million for business acquisitions consummated during the year ended March 31, 2024.

Cash used in investing activities for the year ended March 31, 2023 was ₹ 84,065 million. Cash is primarily utilized towards payment for business acquisitions consummated during the year amounted to ₹ 45,566 million and towards purchase of investments (net of sale) amounting to ₹ 65,747 million. We also purchased property, plant and equipment amounting to ₹ 14,834 million, which was primarily driven by the growth strategy of the Company. This was partially offset by inflow of ₹ 27,410 million from deposit in specified bank account for payment of interim dividend and interest received of ₹ 14,112 million.

Cash used in financing activities for the year ended March 31, 2024 was ₹ 182,567 million. This is primarily on account of outflow for an equity share buyback (including tax on buyback and transactions costs related to buyback) amounting to ₹ 145,173 million, payment of dividend of ₹ 5,218 million, payment of lease liabilities of ₹ 10,060 million, interest and finance expenses of ₹ 10,456 million and net outflow on repayment of loans and borrowings of ₹ 10,057 million.

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

As of March 31, 2024, we had contractual commitments of ₹ 10,322 million (US$ 123.85 million) related to capital expenditures on construction or expansion of software development facilities and ₹ 35,438 million (US$ 425.22 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

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

We will rely on funds generated from operations and external debt to fund potential acquisitions. We expect that our cash and cash equivalents, investments in short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable.

In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2023 and 2024 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2023 and 2024, our cash and cash equivalents were primarily held in U.S. Dollars, Indian Rupees, Canadian Dollars, Euros, Australian Dollars, Saudi Riyals, Pound Sterling and Brazilian Real. Please refer to “Financial risk management” under Note 19 of our Notes to the Consolidated Financial Statements for more details on our treasury activities.

The table of future payments due under known contractual commitments as of March 31, 2024, aggregated by type of contractual obligation, is given below:

	Total	Payments due in
Particulars	contractual payment	2024-25	2025-29	2029-30 onwards
	(₹ in millions)
Loans, borrowings and bank overdrafts (1) (2)	145,114	81,157	63,957	—
Lease Liabilities (3)	33,240	10,669	16,425	6,146
Contingent consideration (4)	450	—	450	—
Liability on written put options to non-controlling interests	5,200	—	5,200	—
Other liabilities	2,526	2,272	254	—
Capital commitments (5)	10,322	5,691	1,631	3,000
Purchase obligations	35,438	26,447	8,987	4

(1)
For further information on currency and interest rate structures, refer to Note 14 of the Notes to Consolidated Financial Statements.
(2)
Includes future cash outflow towards estimated interest on borrowings. Interest payments for long-term fixed rate debts have been calculated based on applicable rates and payment dates. Interest payments on floating rate debt have been calculated based on the payment dates and implied forward interest rates as of March 31, 2024 for each relevant debt instrument.
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

Other non-current liabilities and non-current tax liabilities in the statement of financial position include ₹ 12,970 million in respect of employee benefit obligations and certain other liabilities and ₹ 37,090 million towards uncertain tax positions, respectively. For these amounts, the timing of repayment/settlement cannot be reliably estimated or determined at present and accordingly have not been disclosed in the table above.

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

Research and Development

We continue to invest in research and development initiatives towards building capabilities and platforms for near and long-term growth. These initiatives, anchored in Lab45, include crowd and GenAI platforms for productivity, AI for software management at scale, multilingual natural language processing, precision healthcare and wellbeing, secure distributed credential systems and Web3, and robotics, among others. We serve clients globally across many industries, and our applied research and platforms enable industry-specific solutions for a wide variety of areas, including healthcare, logistics, manufacturing, skilling, utilities and many more. We continue to maintain and expand a rich tapestry of mutually productive relationships with academic institutions around the world.

Through platforms like Topcoder, we are unlocking the potential of the global talent force and aligning creativity supply with innovation demand. Our global innovation centers, including the Technovation Centre at Bengaluru, India and the Silicon Valley Innovation Center in Mountain View, California, are state-of-the-art innovation incubation centers that build technology-led innovations to realize the “art of the possible” in emerging business environments for our enterprises around the world. These centers bring together an innovation ecosystem, a set of best practices and IP and research and development resources to co-innovate and co-create with clients and deliver high-value business outcomes.

Our research and development expenses for the years ended March 31, 2022, 2023 and 2024 were ₹ 2,926 million, ₹ 3,675 million and ₹ 4,332 million, respectively.

Material accounting policies, estimates and judgments

Please refer to Notes 2(iv) and 3 of the Notes to Consolidated Financial Statements for a description of material accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

Our directors and executive officers, along with their ages and positions as of March 31, 2024 are detailed below:

Name	Age	Position
Rishad A. Premji	47	Chairman of the Board (designated as “Executive Chairman”)
Azim H. Premji	78	Non-Executive, Non-Independent Director (designated as “Founder Chairman”)
Thierry Delaporte	56	Chief Executive Officer and Managing Director
Dr. Patrick J. Ennis	60	Independent Director
Patrick Dupuis	61	Independent Director
Deepak M. Satwalekar	75	Independent Director
Tulsi Naidu	50	Independent Director
Päivi Rekonen	55	Independent Director
N. S. Kannan	58	Independent Director
Aparna C. Iyer	42	Senior Vice President and Chief Financial Officer

Directors

As of March 31, 2024, we had six non-executive independent directors, one non-executive non-independent director and two executive directors, of whom one executive director is Chairman of our Board. The non-executive and non-independent director and the Chairman of our Board belong to the promoter group. The remaining six non-executive directors are independent directors or independent of management and free from any business or other relationship that could materially influence their judgment. All of the independent directors satisfy the criteria of independence as defined under the SEBI Listing Regulations and the Companies Act, 2013 in India and the New York Stock Exchange Corporate Governance standards. Ms. Ireena Vittal retired as an Independent Director of the Company with effect from close of business hours on September 30, 2023. On August 10, 2023, the Board of Directors approved the appointment of Mr. N. S. Kannan as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2023, subject to approval of the shareholders of the Company. The said appointment was approved by shareholders of the Company vide special resolution dated November 29, 2023, passed through postal ballot by e-voting.

The profiles of our directors are set forth below.

Rishad A. Premji is the Executive Chairman of the Company and the Board since July 31, 2019. Mr. Rishad A. Premji joined the Company in 2007 and worked in several roles before becoming a member of the Board in May 2015. He also serves as a member of our Administrative and Shareholders/Investors Grievance Committee. Prior to being appointed the Chairman of the Company, he was the Chief Strategy Officer, responsible for shaping Wipro’s strategy to drive sustained and profitable growth. As the Chief Strategy Officer, he led Wipro’s M&A strategy and conceptualized Wipro Ventures – a US$250 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products. He was also responsible for Investor Relations and government relations for the Company.

In his role as Executive Chairman, Mr. Rishad A. Premji works closely with Wipro’s leadership team in providing direction and strategic insight to the business. He believes that the culture of an organization is its strongest asset and has worked tirelessly to ensure that every employee at Wipro understands and upholds the values of Wipro, articulated as the ‘Spirit of Wipro’.

Mr. Rishad A. Premji is on the boards of Wipro Enterprises (P) Limited, a leading player in FMCG and Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. He is on the Boards of Azim Premji Trust Services Private Limited, Azim Premji Trustee Company Private Limited and Azim Premji Foundation, one of the largest not-for-profit initiatives in India, which is focused on improving public school education, and works with over 350,000 government schools across seven states in India. He is also on the Board of Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change.

Mr. Rishad A. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM), the trade body of India’s US$ 250 billion software industry, for financial year 2018-19.

Prior to joining the Company in 2007, Mr. Rishad A. Premji was with Bain & Company in London, working on assignments across the consumer products, automobile, telecom and insurance industries. He also worked with GE Capital in the US in insurance and consumer lending space and is a graduate of GE’s Financial Management Program.

Mr. Rishad A. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University in the US. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A. Premji is the son of Mr. Azim H. Premji, the Founder Chairman of the Company.

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (designated as “Founder Chairman”) since July 31, 2019. Mr. Premji was the Chairman of the Board of the Company until July 30, 2019, and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a US$ 10.8 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in 65 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups.

Over the years, Mr. Premji has received numerous honors and accolades, which he considers to be recognitions for Wipro and the Foundation teams. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Financial Times, Time, Fortune and Forbes have all named him as of one the most influential people in the world, citing his leadership in business and philanthropy, including the contributions to improving public education. The Journal of Foreign Policy listed him amongst the top global thinkers. Economic Times bestowed Mr. Premji with the Lifetime Achievement Award. He is the first Indian recipient of the Faraday Medal and has been conferred honorary doctorates by the Michigan State University and Wesleyan University (in the US), and the Indian Institutes of Technology at Bombay, Roorkee and Kharagpur, amongst others. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. The Carnegie Medal of Philanthropy was bestowed on him in 2017. In January 2011, he was bestowed with the Padma Vibhushan, the second highest civilian award in India.

Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Board and the Company.

Thierry Delaporte is the former Chief Executive Officer and Managing Director of the Company from July 6, 2020 until April 6, 2024. With 29 years of experience in the IT services industry, Mr. Delaporte brought strategic insight to Wipro’s leadership team, and deep operational knowledge of driving business growth, furthering partnerships, and leading cross-cultural teams.

Prior to joining Wipro, Mr. Delaporte held various leadership positions in Capgemini since 1995, including that of Chief Operating Officer from September 2017 to May 2020, and was a member of the Group Executive Board. He led Capgemini’s strategic planning and operations for several key businesses and led the group’s transformation agenda. In March 2022, Mr. Delaporte was appointed as an Independent Director on the Board of Directors of Compagnie de Saint-Gobain.

Mr. Delaporte holds a bachelor’s degree in economy and finance from Sciences Po Paris, and a Master of Laws from the Sorbonne University.

Srinivas Pallia is the Chief Executive Officer and Managing Director of the Company since April 7, 2024. With a career spanning over three decades and a deep and broad background across Wipro’s various geographies, functions, service lines, and business units, Srinivas Pallia brings a wealth of knowledge and insight to his role. His unwavering commitment to client satisfaction, his relentless focus on delivering results, and his extensive first-hand experience of significant technological changes and industry transformations further enhance Wipro’s position.

Having joined Wipro in 1992, Srinivas Pallia has held numerous leadership roles, including President of Wipro’s Consumer Business Unit and Global Head of Business Application Services. Most recently, he served as the CEO for Americas 1, Wipro’s largest and fastest-growing market. In this role, Srinivas Pallia led a wide range of industry sectors and was responsible for establishing their vision, as well as shaping and implementing growth strategies.

Srinivas Pallia holds a bachelor’s degree in engineering, and a master’s in management studies from Indian Institute of Science, Bangalore. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute

Dr. Patrick J. Ennis became a director of the Company in April 2016 and serves as a member of our Administrative and Shareholders/Investors Grievance Committee. Dr. Ennis has more than 30 years of experience as a scientist, engineer, businessman and venture capitalist. He is currently a Venture Partner at Madrona Venture Group and serves on the Boards of Yoodli Inc. and Tangibly Inc., venture funded private companies. Dr. Ennis was on the Board of Chavant Capital Acquisition Corp., a special purpose acquisition company traded on Nasdaq, until December 27, 2023. Previously, he was Global Head of Technology for Intellectual Ventures where he led start-up incubation and technology commercialization around the world. He was also the founding CTO of Xinova. He was also at ARCH Venture Partners where he built start-ups from universities and national labs. He also held positions with Lucent, AT&T and Bell Labs, and conducted research in Nuclear Physics at labs in North America and Europe. He is an inventor of several patents, has written articles and book chapters and is a frequent invited speaker.

Dr. Ennis has served on numerous corporate, educational, and non-profit boards. He earned a PhD and M.S. in Physics from Yale, an M.B.A. from Wharton and a B.S. in Math and Physics from the College of William & Mary, where he was elected to Phi Beta Kappa.

Patrick Dupuis became a director of the Company in April 2016. He serves as chairman of our Nomination and Remuneration Committee. Currently, Mr. Dupuis provides executive coaching for c-suite and mid-career executives. He previously served as advisor and interim executive for Hellman & Friedman, based in San Francisco, during the preparation for the execution of the merger between Kronos and Ultimate Software. He is a former officer of global technology platform and payments leader, PayPal Holdings, Inc., where he facilitated the company’s listing on Nasdaq in 2015 and its double-digit global expansion, serving as Chief Financial Officer, then SVP for Quality and Productivity. Prior to joining PayPal, Mr. Dupuis was Chief Financial Officer of SITEL Worldwide Corporation, a leader in customer service and Chief Financial Officer of BJC HealthCare, one of the largest non-profit health care organizations in the United States. He started his career in 1984 at General Electric, where he held multiple executive positions over 20 years, including head of GE’s famed Audit Staff, Chief Financial Officer of GE Healthcare and General Manager of GE Capital International Services (now, Genpact). Throughout his career, Mr. Dupuis has been an enabler of growth, transformation at scale and talent development. Mr. Dupuis graduated from the École de Management de Lyon in France.

Deepak M. Satwalekar became a director of the Company in July 2020. Mr. Satwalekar is the Chairman of our Audit, Risk and Compliance Committee, Administrative and Shareholders/Investors Grievance Committee and a member of our Nomination and Remuneration Committee. Mr. Satwalekar is also the lead independent director of the Company.

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

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“IRDAI”) and Pension Fund Regulatory & Development Authority (“PFRDA”). He received the Distinguished Alumnus Award from IIT, Bombay. He also served as the Chairman of the Board of Governors of the Indian Institute of Management, Indore.

Mr. Satwalekar is the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited. He served as an Independent Director on the board of Asian Paints Limited from April 1, 2019 and served as the Chairman from June 29, 2021 to September 30, 2023.

Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.

Tulsi Naidu became a director of the Company in July 2021 and serves as a member of our Audit, Risk and Compliance Committee as well as our Nomination and Remuneration Committee. She has 28 years of financial services experience in Europe and Asia. She is CEO Asia Pacific of Zurich Insurance Group (“Zurich”), a member of Zurich’s Executive Committee, a trustee of the Z Zurich Foundation and a member of the Board of Directors of Zurich Australia Limited. Prior to her current role, Ms. Naidu was CEO of Zurich in the United Kingdom.

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

Päivi Rekonen became a director of the Company in October 2022, bringing over 25 years of experience in technology as well as in banking and services. Ms. Rekonen is Chair of the Board of Directors of Amina Bank AG (formerly known as SEBA Bank AG), in addition to being a member of the Board of Directors at Konecranes Plc. Ms. Rekonen served on the board of WithSecure Plc until March 20, 2024.

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

Ms. Rekonen holds Master's degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland.

N. S. Kannan became a director of the Company in October 2023 and serves as a member of our Audit, Risk and Compliance Committee, bringing over 32 years of experience in the Financial Services domain, including Banking and Insurance. Mr. Kannan superannuated as the Managing Director & Chief Executive Officer at ICICI Prudential Life Insurance Co. Ltd. in June 2023. During his tenure as Managing Director & CEO, Mr. Kannan led the Company's transformation into a multiproduct and multi-channel company. Mr. Kannan has served in various leadership roles in the ICICI group, including as Executive Director & CFO of ICICI Bank. Mr. Kannan has also served as Chairman/Non-Executive Director of various ICICI group companies.

Mr. Kannan has also been part of several committees constituted by the Government of India and various regulatory bodies, namely, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and Life & General Insurance Councils. Mr. Kannan has recently been appointed as a member of Academic Council of the College of Supervisors, Reserve Bank of India and as a member of the Insurance Advisory Committee of the Insurance Regulatory and Development Authority.

Mr. Kannan is on the Board of the National Bank for Financing Infrastructure and Development and serves as the Chairman of its IT Strategy Committee and member of its Audit Committee. He is also on the board of Bangalore International Airport Limited and serves as a Chairman of its Audit Committee and a member of its Nomination and Remuneration Committee.

Mr. Kannan holds an honors graduate degree in Mechanical Engineering from the National Institute of Technology (NIT), Trichy and is a distinguished alumnus of NIT. He is a Chartered Financial Analyst from the ICFAI India. He holds a Postgraduate Diploma in Management from Indian Institute of Management, Bangalore, with a gold medal for the best all-round performance.

Executive Officers

On April 6, 2024, Thierry Delaporte resigned as the Chief Executive Officer and Managing Director of the Company. He will be relieved from the employment of the Company with effect from the close of business hours on May 31, 2024. At its meeting held on April 6, 2024, the Board of Directors approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years, subject to the approval of the Company’s shareholders and the Central Government as may be applicable.

Mr. Jatin Pravinchandra Dalal resigned as Chief Financial Officer of the Company with effect from close of business hours on September 21, 2023 and was relieved from the services of the Company with effect from November 30, 2023. Ms. Aparna C. Iyer was appointed as Chief Financial Officer of the Company with effect from September 22, 2023.

The profiles of our executive officers are set forth below. For the profiles of Mr. Rishad A. Premji and Mr. Srinivas Pallia, please see “Directors” above.

Aparna C. Iyer is the Senior Vice President and Chief Financial Officer of the Company. Ms. Iyer was appointed as Chief Financial Officer of the Company with effect from September 22, 2023 and has served with the Company in other positions since 2003. She has held several finance roles in the Company, including Internal Audit, Business Finance, Finance Planning and Analysis, Corporate Treasury, and Investor Relations. Ms. Iyer is a Chartered Accountant (CA) and was a gold medalist of the CA 2002 batch.

Compensation

Director Compensation

Our Nomination and Remuneration Committee determines and recommends to our Board of Directors the compensation payable to our directors. The Board of Directors, in turn, approves and recommends such compensation to the shareholders for their approval. All board-level compensation is subject to approval by our shareholders. Each of our non-executive directors receives an attendance fee per meeting of ₹ 100,000 (US$ 1,199.90) for every Board meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-executive directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company, in the aggregate, for all non-executive directors put together, as approved by the shareholders. Further, the non-executive non-independent director is entitled to maintenance of Founder Chairman’s office, including an executive assistant at Company’s expense and reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

The Nomination and Remuneration Committee has created a policy for selection and appointment of Directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

The aggregate commission to our non-executive directors for the year ended March 31, 2024 is ₹ 121.97 million (US$ 1.46 million). There were no stock options granted to non-executive directors as of March 31, 2024 and the details of shares held by non-executive directors as of March 31, 2024 are reported elsewhere in this Item 6 under the section titled “Share Ownership”.

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

The following table presents the annual and long-term compensation earned, awarded or paid for services rendered for the fiscal year 2024 by our executive officers as of March 31, 2024. For the convenience of the readers, the amounts paid / payable in India rupees have been converted into U.S. dollars based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on March 31, 2024 which was ₹ 83.34 per $1.

Name	Salary and allowances US$	Commission/ variable Pay US$	Others US$	Long-term compensation (Deferred Benefit) (3) (4) US$	Total US$
Rishad A. Premji (1)	692,641	—	1,162	75,653	769, 456
Thierry Delaporte (2)	3,900,827	5,061,908	6,834,496	4,313,874	20,111,105
Aparna Iyer (5)(6)	98,424	49,609	56,905	18,105	223,043
Jatin Pravinchandra Dalal (7)	147,288	70,778	586	25,144	243,796

(1)
Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on incremental consolidated net profits of the Company over the previous fiscal year. However, in light of the fact that the incremental consolidated net profits for fiscal year 2024 was negative, the Company determined that no commission was payable for fiscal year 2024 to Mr. Rishad A. Premji.
(2)
Effective close of business hours on April 6, 2024, Mr. Thierry Delaporte resigned as the Chief Executive Officer and Managing Director of the Company. He will be relieved from the employment of the Company with effect from the close of business hours on May 31, 2024. For further details, please refer to the section titled “Terms of Employment Arrangements” below.
(3)
Deferred benefits are payable to employees by way of our contribution to the Provident Fund, Pension Fund, Social Security contribution and Social Insurance (health and retirement funds) as applicable. The Provident Fund is a statutory fund to which the Company and our employees contribute every month. A lump sum payment on separation and a pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Provident Fund and Miscellaneous Provisions Act, 1952.
(4)
Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as at the date of separation, death, disability or retirement.
(5)
The remuneration of executive officer is computed on an accrual basis. It includes the amortization of RSUs, which vest over a period of time, and PSUs that will vest based on performance parameters of the Company.
(6)
The remuneration disclosed is for the period from September 22, 2023 to March 31, 2024.
(7)
The remuneration disclosed is for the period from April 1, 2023 to September 21, 2023. Mr. Jatin Pravinchandra Dalal resigned as Chief Financial Officer of the Company with effect from close of business hours on September 21, 2023 and was relieved from the services of the Company with effect from November 30, 2023.

We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

There were no stock options granted to Mr. Rishad A. Premji in fiscal year 2024. Details of stock options granted to executive director as of March 31, 2024 and stock options held and exercised by executive officers through March 31, 2024 are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Board Composition

Our Articles of Association provide that the minimum number of directors on our Board of Directors shall be four and the maximum number of directors shall be fifteen which may be increased by passing a special resolution of the shareholders. As of March 31, 2024, we had nine directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the shareholders, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation and the Chairman of our Board is not subject to retirement by rotation. Accordingly, our Chief Executive Officer and Managing Director, and non-executive non-independent director, are currently subject to retirement by rotation. The position of the terms of all directors are as given below.

Name	Expiration of current term of office	Term of office
Rishad A. Premji(1)	July 30, 2024	5 years
Azim H. Premji(1)	July 30, 2024	5 years
Thierry Delaporte(2)	July 5, 2025	5 years
Dr. Patrick J. Ennis	March 31, 2026	5 years
Patrick Dupuis	March 31, 2026	5 years
Deepak M. Satwalekar	June 30, 2025	5 years
Tulsi Naidu	June 30, 2026	5 years
Päivi Rekonen	September 30, 2027	5 years
N. S. Kannan(3)	September 30, 2028	5 years

(1)
The Board of Directors, at its meeting held over April 18-19, 2024, approved the following proposals, subject to the approval of the shareholders of the Company:
a)
Re-appointment of Mr. Rishad A. Premji as Whole-Time Director designated as Executive Chairman for a further period of 5 years with effect from July 31, 2024 to July 30, 2029.
b)
Re-appointment of Mr. Azim H. Premji as Non-Executive, Non-Independent Director for a further period of 5 years with effect from July 31, 2024 to July 30, 2029.
(2)
Effective close of business hours on April 6, 2024, Thierry Delaporte resigned as the Chief Executive Officer and Managing Director of the Company. He will be relieved from the employment of the Company with effect from the close of business hours on May 31, 2024. The Board of Directors, at their meeting held on April 6, 2024, approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years, subject to the approval of the Company's shareholders and the Central Government as may be applicable.
(3)
On August 10, 2023, the Board of Directors approved the appointment of Mr. N. S. Kannan as an additional director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2023, subject to approval of the shareholders of the Company. Mr. Kannan's appointment was approved by shareholders of the Company vide special resolution dated November 29, 2023.

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

The terms of our employment arrangements with Mr. Rishad A. Premji, Mr. Srinivas Pallia and Ms. Aparna C. Iyer provide for up to a 180-day notice period, and country-specific leave allowances in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of the employment arrangement with Mr. Pallia, if his employment is terminated by the Company, the Company is required to pay Mr. Pallia severance pay equivalent of 12 months’ base salary.

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

In recognition of Mr. Delaporte’s contributions in driving significant transformation at the Company during his tenure as Chief Executive Officer and Managing Director, and with a view to enable a smooth transition, ensure business continuity and to ensure adherence to post-engagement obligations (including, but not limited to, confidentiality, non-solicitation, non-disparagement, and other obligations), his compensation for the year ended March 31, 2024 includes, inter alia, cost of accelerated vesting of 989,130 unvested stock options and cash compensation in the amount of US$ 4.33 million and applicable social security contributions, subject to appropriate deductions. Mr. Delaporte’s payment in the form of cash compensation shall be subject to shareholders’ approval.

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
•
Compliance with legal and statutory requirements;
•
Review of related party transactions and functioning of whistle blower mechanism;
•
Implementation of the applicable provisions of the Sarbanes Oxley Act, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act;
•
Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries;
•
Evaluation of internal financial controls, monitoring and reviewing of the risk management plan and such other functions including cyber security as the Board of Directors may deem fit;
•
To formulate a detailed risk management policy including information and cybersecurity risks;
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

The Audit, Risk and Compliance Committee is comprised of the following three non-executive directors:

Mr. Deepak M. Satwalekar – Chairman

Ms. Tulsi Naidu and Mr. N. S. Kannan – Members

During the year ended March 31, 2024, our Audit, Risk and Compliance Committee held five meetings. The charter of the Audit, Risk and Compliance Committee is available under the investor relations section on our website at www.wipro.com.

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
•
Formulate, adopt, administer, enforce, and modify the employee stock option schemes; and
•
Formulate and recommend to the Board, a Corporate Social Responsibility Policy which shall indicate the activities to be undertaken by the Company.

Our Chief Human Resources Officer makes periodic presentations to the Nomination and Remuneration Committee on compensation reviews and performance linked compensation recommendations. All members of the Nomination and Remuneration Committee are independent non-executive directors. The Nomination and Remuneration Committee is the apex body that oversees our CSR policy and programs. The Nomination and Remuneration Committee is comprised of the following three non-executive directors:

Mr. Patrick Dupuis – Chairman

Mr. Deepak M. Satwalekar and Ms. Tulsi Naidu – Members

During the year ended March 31, 2024, our Nomination and Remuneration Committee held five meetings. The charter of the Nomination and Remuneration Committee is available under the investor relations section on our website at www.wipro.com.

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

The Committee is comprised of the following three Directors:

Mr. Deepak M. Satwalekar – Chairman

Mr. Rishad A. Premji and Dr. Patrick J. Ennis – Members

During the year ended March 31, 2024, our Administrative and Shareholders/Investors Grievance Committee held four meetings. The charter of the Administrative and Shareholders/Investors Grievance Committee is available under the investor relations section on our website at www.wipro.com.

Employees

As of March 31, 2022, 2023 and 2024, we and our subsidiaries had more than 240,000, 250,000 and 234,000 employees, respectively. As of March 31, 2022, 2023 and 2024, more than 44,000, 49,000 and 41,000, respectively, of these employees were located outside India. We have increasingly focused on hiring local resources in the countries where we operate. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people. Our relationship with employees and employee groups are based on mutual trust and respect and we continue to maintain the same spirit at all times.

Hiring

People are our greatest asset and we continue to bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we hire diverse talent across the organization — from global early talent programs to lateral hires and experienced senior leadership roles. We have partnered with major campuses to set up Centres of Excellence to build talent for the future. We are focused on offering an improved candidate experience, marketing the right jobs to the right candidates, while meeting our inclusion and diversity commitments. We leverage technology and automation to make data-driven hiring decisions that help us hire better and faster. Our multi-channel hiring approach includes our careers website, social media, employee referral programs, advertisements, job boards, placement consultants and walk-ins. We periodically revisit our re-hiring guidelines with a clear objective of making attractive and fair propositions to re-hire top talent, as well as maintain a structured approach towards compensation and band fit. To facilitate employee growth and enable careers within the Company, AI-based platforms have been implemented to ensure rotation and all new positions are made available to our existing employees. Through internal mobility and redeployment, we open a world of opportunities and retain our best talent.

Training (Talent Development)

Our multifaceted approach to building Talent @ Scale extends throughout the lifecycle of an associate. We encourage a philosophy of continuous learning through our MySkill-Z program, where our early career associates are motivated to acquire at-least one new high demand skill every year. Our 40+ Account Academies and Practice Academies like “Cloud Academy”, “AI Academy” and “School of Data Engineers” build skills not only for delivering the best to our clients today, but also getting our associates ready for future roles.

Each of our Next Gen Associates ("NGAs") go through training programs tailored to their area of technology and domain. In addition, they are also trained on behavioral skills, organizational policies, and culture. We supplement our continuing education program as part of our flagship Work Integrated Learning Program for associates by sponsoring special programs at leading educational institutions, such as the Birla Institute of Technology and Science, Pilani (India), Symbiosis International University, Pune (India), Indian Institute of Sciences and such others institutions of repute to provide special skills training in areas of advanced technologies (such as AI), management, business and project management skills.

All associates have access to behavioral learning and leadership development through a wide portfolio of learning offerings including self-paced modules, Virtual Instructor-Led Trainings ("VILTs") and integrated learning journeys, social learning, gamified interventions, and in-person learning modules cater to diverse learning needs. All junior associates (including NGAs and management graduates) are imparted soft skills in discussion with line managers to support their deployment to client roles, helping build their careers. Anytime anywhere learning is enabled through access to enterprise-wide digital learning platforms in partnership with Harvard Spark. We continue to invest in our flagship Global 100 program that nurtures a cohort of over 30 graduates every year from global business schools to strengthen our future leadership pipeline.

Middle managers form the spine of our business operations, acting as people advocates and leading account teams. They are critical leaders and to develop their competencies, all such leaders have access to career stage leadership development programs (e.g. the flagship Wipro Global leaders’ program, Global Business leaders’ program, Global Executive leaders’ program, among others), curated role-based programs, and contextual simulation engagements. All middle managers have access to bespoke VILTs to bolster role-based success elements. Likewise, all people managers are enabled with learning journeys to enhance their people management and leadership capabilities. Critical role holders with defining capability to bolster diversity in the organization are enabled with periodic learning offerings to help build perspective for leading global business operations.

Senior leaders are sponsored for executive leadership programs at external institutions including executive education programs at Harvard, Wharton, INSEAD, Stanford, IMD, MIT, and Columbia. Senior leaders have access to executive coaching for developing authentic leadership perspectives and emerging as a truly ‘enterprise global leaders’.

Performance Evaluations

Wipro’s performance philosophy promotes a high-performance culture which is built on a bedrock of transparency, merit and development. Leveraging the best of technology, AI-enabled insights from Wipro’s Winow, our focus remains on providing real time continuous feedback enabling individuals to operate at their very best. We operate in a matrix setup and our performance management processes are designed to cater to these nuances. Performance objectives are co-created by the associate and the manager at the beginning of the financial year.

The design is kept simple, with ease of access, with a focus on feedback and quality of conversations. Our Feed-Forward performance management module provides opportunity for associates to seek or provide feedback throughout the year from or to any stakeholder. This feature enables recording comments for associates’ at critical career milestones such as Project Change, Manager Change or Manager Resignation. Feed-Forward is the fulcrum on which we have pivoted continuous development. Along with Feed-Forward, we encourage regular informal manager-team member sharing meetings to exchange inputs. There is opportunity to have sit-down reviews bi-annually (October: mid-year review and April: annual review). Our annual performance review culminates in a calibrated performance rating, where managers provide feedback to their team members along with the rationale for the rating. Appropriate development plans and interventions are charted basis inputs. Processes are designed to equip line managers to own the career development and growth for their team members and are anchored on data and fairness.

Compensation

We continually strive to provide our employees with compensation packages that incentivize consistent and sustainable corporate performance and enable retention of high performing and high potential talent. Our compensation philosophy also aims to recognize individual performance while emphasizing team results and outcomes. We aim to conduct assessments of pay competitiveness vis-à-vis the identified peers, markets and geographies. We recognize the size and scope of the role and the market standing, skills and experience of incumbents while positioning them from a total rewards perspective.

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

Share Ownership

The following table sets forth, as of March 31, 2024, for each director and executive officer, the total number of equity shares, ADSs and vested and unexercised options to purchase equity shares and ADSs exercisable within 60 days of March 31, 2024. Beneficial ownership is determined in accordance with the rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs and the shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2024. Our directors and executive officers do not have a differential voting right with respect to their equity shares, ADSs, or options to purchase equity shares or ADSs. For the convenience of the readers, the stock option exercise price has been translated into U.S. dollars based on the certified foreign exchange rates published by Federal Reserve Board of Governors on March 31, 2024, which was ₹ 83.34 per $1. The share numbers and percentages listed below are based on 5,225,138,246 equity shares outstanding as of March 31, 2024.

Name	Equity Shares beneficially owned		Percentage of Total Equity Shares Outstanding	Equity Shares Underlying Options Granted	Exercise Price (US$)	Date of expiration
Azim H. Premji (1)(2)	3,808,420,449		72.89	—	—	—
Thierry Delaporte	614,320	#	*	989,130	0.02	June 2024
Rishad A. Premji (2)	6,768,891	**	*	—	—	—
Patrick Dupuis	—		—	—	—	—
Patrick J. Ennis	—		—	—	—	—
Deepak M. Satwalekar	—		—	—	—	—
Tulsi Naidu	—		—	—	—	—
Päivi Rekonen	—		—	—	—	—
N. S. Kannan	—		—	—	—	—
Aparna C. Iyer (3)(4)	27,951		*	5,356	0.02	November 2025
				21,054	0.02	November 2026
				38,625	0.02	May 2027
				38,625	0.02	May 2027

(1)
Includes 883,913,365 shares held by Hasham Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,065,603,101 shares held by Prazim Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,080,566,791 shares held by Zash Traders (a partnership firm), of which Mr. Azim H. Premji is a partner, 1,355,953 shares held by Hasham Investment and Trading Company Pvt. Ltd., of which Mr. Azim H. Premji is a director, 531,592,983 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Azim H. Premji is a director and shareholder, and 231,525,841 shares held by Mr. Azim H. Premji and members of his immediate family. In addition, 13,862,415 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of 13,862,415 shares held by Azim Premji Philanthropic Initiatives Private Limited and 531,592,983 shares held by Azim Premji Trust.
(2)
On January 20, 2024, Mr. Azim H. Premji gifted 5,115,090 equity shares each to his sons Mr. Rishad A. Premji and Mr. Tariq A. Premji.
(3)
The equity shares beneficially owned include vested and unexercised options to purchase equity shares exercisable within 60 days of March 31, 2024.
(4)
The equity shares underlying options granted include options that will vest based on performance parameters of the Company.

# Represents ADS having equivalent underlying equity shares, acquired pursuant to exercise of stock options. Of the 614,320 ADS, Mr. Delaporte sold 470,292 ADS on April 26, 2024 and 144,028 ADS on May 8, 2024.

* Represents less than 1% of the total equity shares outstanding as of March 31, 2024.

** Equity shares held by Mr. Rishad A. Premji are jointly with his relative and included in shareholding of Mr. Azim H. Premji.

As of March 31, 2024, Mr. Srinivas Pallia held 100,000 equity shares of the Company. Further, on April 6, 2024 and April 19, 2024, Mr. Srinivas Pallia was granted 607,639 and 96,899 RSUs, respectively, under the Company’s ADS Restricted Stock Unit Plan 2004.

Employee Stock Option Plans

We have various RSU plans (referred to as “stock option plans”). Our stock option plans provide for grants of options to eligible employees and directors. Our stock option plans are administered by our Nomination and Remuneration Committee appointed by our Board of Directors. The Committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees and directors, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the stock option plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan.

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

Please also refer to Note 30 of our Notes to Consolidated Financial Statements.

At its meeting held over April 18-19, 2024, the Board of Directors approved the adoption of “Wipro Limited Employee Stock Options, Performance Stock Unit and Restricted Stock Unit Scheme 2024” (the “Scheme”) in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, subject to approval of the shareholders of the Company and other regulatory/statutory approvals as may be necessary. For the implementation of this Scheme, 200 million stock units are earmarked for future grants to eligible employees and shall continue to be in force until the date on which all of the ESOPs, RSUs and PSUs available for grant under the plan have been granted and exercised or have lapsed or have been cancelled by the Nomination and Remuneration Committee.

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

Pursuant to the shareholder approval at the shareholder meeting held in July 2014, the Company is authorized to transfer shares from the WERT to employees on exercise of vested Indian RSUs. During the year ended March 31, 2024, 3,943,096 shares have been transferred by the WERT to eligible employees on exercise of stock options. As of March 31, 2024, the WERT holds 5,952,740 shares of the Company.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2024, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to vested options that are currently exercisable or exercisable within 60 days of March 31, 2024, are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 5,225,138,246 equity shares outstanding as of March 31, 2024.

Name of Beneficial Owner	Class of Security	Number of Shares Beneficially Held as of March 31, 2023	% of Class of Total Shares Outstanding
Azim H. Premji (1)	Equity	3,808,420,449	72.89
Hasham Traders	Equity	883,913,365	16.92
Prazim Traders	Equity	1,065,603,101	20.39
Zash Traders	Equity	1,080,566,791	20.68
Azim Premji Trust	Equity	531,592,983	10.17

(1) Includes shares held by Hasham Traders, Prazim Traders, Zash Traders and Azim Premji Trust as detailed above. Additionally, it also includes 1,355,953 shares held by Hasham Investment and Trading Company Private Limited, 231,525,841 shares held by Mr. Azim H. Premji and members of his immediate family and 13,862,415 shares are held by Azim Premji Philanthropic Initiatives Private Limited. Mr. Azim H. Premji disclaims beneficial ownership of shares held by Azim Premji Philanthropic Initiatives Private Limited and shares held by Azim Premji Trust.

Our ADSs are listed on the New York Stock Exchange. Each ADS represents one equity share of par value ₹ 2 per share. Our ADSs are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and, as of March 31, 2024, 2.39% of the Company’s equity shares are held through ADSs by approximately 77,400 holders of record. As of March 31, 2024, approximately 97.61% of the Company’s equity shares are held by 2,397,647 holders.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”) and Non-Resident Indians (“NRIs”) who are registered with SEBI, and the RBI. As of March 31, 2024, about 7.07% of the Company’s equity shares were held by these FIIs, NRIs, Foreign Nationals and FPIs some of which may be residents or corporate entities registered in the United States and elsewhere. We are unaware of whether FIIs and/or NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to the following Consolidated Financial Statements and the Auditor’s Report under Item 18 in this Annual Report for the fiscal year ended March 31, 2024:

•
Report of the independent registered public accounting firm;
•
Consolidated Statements of Financial Position as of March 31, 2023 and 2024; Consolidated Statements of Income for the years ended March 31, 2022, 2023 and 2024;
•
Consolidated Statements of Comprehensive Income for the years ended March 31, 2022, 2023 and 2024;
•
Consolidated Statements of Changes in Equity for the years ended March 31, 2022, 2023 and 2024;
•
Consolidated Statements of Cash Flows for the years ended March 31, 2022, 2023 and 2024; and
•
Notes to the Consolidated Financial Statements.

The financial statements of the Company included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Export Revenue

For each of the years ended March 31, 2022, 2023 and 2024, 97% of total segment revenue was from export of our products and rendering of services to customers outside of India. For the years ended March 31, 2022, 2023 and 2024, we generated ₹ 769,350 million, ₹ 884,233 million and ₹ 874,459 million from export against our total segment revenues of ₹ 795,289 million, ₹ 909,348 million and ₹ 897,943 million, respectively.

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

As of March 31, 2024, we had 5,225,138,246 issued and outstanding equity shares. As of March 31, 2024, there were approximately 77,400 record holders of ADRs evidencing 124,828,008 equivalent ADSs equity shares. As of March 31, 2024, there were 2,397,648 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

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

The National Stock Exchange of India Limited

The estimated aggregate market capitalization of stocks trading on the NSE as of March 31, 2024 was approximately US$ 4.57 trillion. The clearing and settlement operations of the NSE are managed by its wholly owned subsidiary, NSE Clearing Limited (“NSE Clearing”). Funds settlement takes place through designated clearing banks. NSE Clearing interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The BSE Limited

The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2024, was approximately US$ 4.64 trillion. The BSE began allowing online trading in May 1995. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange. The Indian Clearing Corporation Limited carries out the functions of clearing, settlement, collateral management and risk management for various segments of BSE.

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

During fiscal year 2024, we declared an interim cash dividend of ₹1 per equity share. The Board recommended the adoption of the interim dividend of ₹1 per equity share as the final dividend for the year ended March 31, 2024. Thus, the total dividend for the year ended March 31, 2024 was ₹1 per equity share.

The Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 (“IEPF Rules”), provides that any dividends that remain unpaid or unclaimed for a period of seven consecutive years are to be transferred to the Investor Education and Protection Fund created by the GoI after the stipulated time. The Companies Act, 2013 also stipulates that the underlying shares with respect to those dividends shall be transferred to the Investor Education and Protection Fund Authority (“IEPF Authority”). The MCA notified the IEPF Rules (as amended from time to time) which introduced various provisions with regard to the transfer of shares when a dividend has not been paid or claimed for seven consecutive years or more to the IEPF Authority, as outlined under Section 124(6) of the Companies Act, 2013. Accordingly, during the year ended March 31, 2024, the Company transferred ₹6.50 million (US$0.08 million) and 139,754 equity shares that were due for transfer to the IEPF Authority in cases where the period of seven consecutive years has been completed.

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

During fiscal year 2024, the Company did not issue any bonus shares to its shareholders.

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

During the fiscal year ended March 31, 2024, we concluded a buyback of 269,662,921 equity shares of face value of ₹ 2 each at a price of ₹ 445 (approximately US$ 5.34) per equity share, as approved by the Board of Directors on April 27, 2023 and by shareholders pursuant to a resolution dated June 1, 2023, passed through postal ballot by electronic voting. This has resulted in a total cash outflow of ₹ 145,173 million (US$ 1,741.94 million), including tax on the buyback of ₹ 24,783 million (US$ 297.37 million). As a result of the buyback, our share capital has been reduced by ₹ 539 million (US$ 6.47 million).

Consolidation and Subdivision of Shares

The Companies Act, 2013 permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination shares. The Company has not made any consolidation or sub-division of its shares in the fiscal year ended March 31, 2024.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires, inter alia, beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Section 90 of the Companies Act, 2013 requires, inter alia, a significant beneficial owner (as defined therein) to submit necessary declarations to the company regarding the details of ownership interests held in that company. Further, every company shall take necessary steps to identify an individual who is a significant beneficial owner in relation to the company and require such individual to comply with the applicable provisions. Detailed guidelines with regard to declaration and filing of beneficial ownership details have been prescribed under the Companies (Significant Beneficial Owners) Rules, 2018 and Companies (Management and Administration) Rules, 2014, as amended from time to time.

A significant beneficial owner means every individual who, acting alone or together, or through one or more persons or trust, possesses one or more of the following rights or entitlements in the reporting company: a) holds indirectly, or together with any direct holdings, not less than 10% of the shares; b) holds indirectly, or together with any direct holdings, not less than 10% of the voting rights in the shares; c) has the right to receive or participate in not less than 10% of the total distributable dividend or any other distribution, in a financial year through indirect holdings alone, or together with any direct holdings; or d) has the right to exercise, or actually exercises, significant influence or control, in any manner other than through direct holdings alone, over the company.

The MCA, through its notification dated October 27, 2023, amended the Companies (Management and Administration) Rules, 2014 to mandate every company to designate a person responsible for providing information to the Registrar or any authorized officer regarding beneficial interests in the company’s shares. The company may designate the following as a designated person: (i) Company Secretary; or (ii) Key Managerial Personnel; or (iii) every director, in case there is no Company Secretary or Key Managerial Personnel. The designation of such person shall be recorded in the annual return and any change thereof shall be notified to the MCA by filing of e-form GNL-2.

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

Compliance requirement relaxations by MCA

In light of the market conditions resulting from COVID-19, the GoI granted certain relaxations in compliance with applicable laws by corporates. The key relaxations introduced are as follows:

i.
The MCA, through the Companies (Meetings of Board and its Powers) Amendment Rules, permanently omitted rule 4 of the existing rules, which means that companies may now freely transact all business in their board meetings conducted through video conferencing or other audio-visual means.
ii.
Through its General Circular dated September 25, 2023, the MCA permitted companies to conduct their General Meetings through video conference or other audio-visual means or transact items through postal ballot up through September 30, 2024.

Corporate Social Responsibility

The Companies Act, 2013, read with the Companies (Corporate Social Responsibility Policy) Rules, 2014 (the “CSR Rules”), requires that companies meet certain thresholds of net worth, turnover or net profits to constitute a CSR Committee and to spend 2% of the company’s average profits, before taxes for the previous three fiscal years, on certain identified areas of CSR. This requirement became effective April 1, 2014. We have complied with this requirement, and a detailed report on CSR for fiscal year 2023 will form part of the Annual Report of the Company for fiscal year 2024.

Wipro’s Board-approved CSR policy is available on the corporate governance page of the Company’s website at www.wipro.com.

Listing of equity shares by public companies on international exchanges

The MCA, vide its notification dated January 24, 2024, notified the Companies (Listing of equity shares in permissible jurisdictions) Rules, 2024. These regulations apply to unlisted public companies and listed public companies issuing securities for listing on approved stock exchanges in permissible jurisdictions, such as the IFSC (International Financial Services Centre).

Related Party Transactions – Companies Act, 2013 perspective

Pursuant to Section 188 of the Companies Act, 2013, certain related party transactions require approval of a company’s board of directors, as well as the approval of its shareholders if they exceed certain prescribed threshold limits. However, these requirements will not apply if the related party transactions are in the ordinary course of business and at arm’s length. The proviso to Section 177 of the Companies Act, 2013, as amended by the Companies (Amendment) Act, 2015 provides that the Audit Committee can approve the related party transactions on an omnibus basis for the fiscal year. In case of transactions entered into between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the annual general meeting for approval, no prior approval of Board and Shareholders will be required, provided, such transactions are in the ordinary course of business and at arm’s length basis. Disclosure of related party transactions is required to be included in the Board’s Report along with justification for entering into such contracts and arrangements.

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

SEBI amended the SEBI Listing Regulations vide its notifications effective from July 14, 2023, August 3, 2023, September 20, 2023 and October 1, 2023. The amendments were mainly aimed at: (a) enhancing and streamlining disclosure requirements for material events / information of a listed entity; and (b) strengthening corporate governance by empowering shareholders and protecting minority shareholders.

The key changes introduced by way of the aforesaid amendments are listed below:

•
Timeline to fill the vacancy of key managerial personnel: Any vacancy in the office of Chief Executive Officer, Chief Financial Officer, Managing Director, Whole Time Director, Manager, Compliance Officer, or any director on the Board of the listed entity will have to be filled within 3 months from the date of the vacancy. This was previously 6 months from the date of vacancy.
•
Shareholders’ approval required for continuation of term of directors: From April 1, 2024, the continuation of the term of the directors serving on the Board of a listed entity shall be subject to shareholders’ approval being obtained at least once every 5 years from the date of their appointment or reappointment, as the case may be.
•
Introduction of materiality thresholds for disclosures to stock exchanges: Listed companies are now required to disclose any event/information, whose value or the expected impact in terms of value exceeds the lower of- a) 2% of the turnover, as per the last audited consolidated financial statements, b) 2% of net worth, as per the last audited consolidated financial statements, except in case the arithmetic value of the net worth is negative; or c) 5% of the average of the absolute value of profit or loss after tax, as per the last three audited consolidated financial statements.

Previously, the determination of materiality was dependent upon the discretion of the Board of the listed company.

•
Revised timeline for disclosures to stock exchanges: The disclosures are required to be made as soon as reasonably possible and no later than- a) 30 minutes from the closure of the meeting of the Board in which the decision pertaining to the event / information has been taken, b) 12 hours from the occurrence of the event / information which emanates from within the listed entity, and c) 24 hours from the occurrence of the event / information which does not emanate from within the listed entity.
•
Verification of market rumours: Listed entities are required to promptly confirm, deny, or clarify any reported event / information in the ‘mainstream media’ which is not general in nature, and which indicates that rumours of an impending specific material event / information are circulating amongst the investing public, within a maximum of 24 hours from the reporting of the event / information.

‘Mainstream media’ has been defined to include print and electronic modes of- a) Newspapers registered with the Registrar of Newspapers for India, b) News channels permitted by the Ministry of Information and Broadcasting, c) Content published by the publisher of news and current affairs content as defined under the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules 2021, and d) Newspapers or news channels or news and current affairs content similarly registered or permitted or regulated, as the case may be, in jurisdictions outside India.

Vide circular dated January 25, 2024, SEBI has extended the timeline for the implementation of this requirement for top 100 listed entities by market capitalization to June 1, 2024 and for top 250 listed entities by market capitalization to December 1, 2024.

Prior to this amendment, the listed entity could, on its own initiative, confirm or deny any reported event / information to stock exchanges.

Related Party Transactions – SEBI Listing Regulations perspective

Under the SEBI Listing Regulations, Related Party Transactions are covered under various Regulations and Schedules. These are as follows:

•
Regulation 2(1)(zb) of the SEBI Listing Regulations– Definition of Related Party
•
Regulation 2(1)(zc) of the SEBI Listing Regulations– Definition of Related Party Transactions
•
Regulation 23 of the SEBI Listing Regulations read with Schedule V– Provisions of Related Party Transactions.

Regulation 23 of the SEBI Listing Regulations requires every listed entity to formulate a policy on materiality of related party transactions and on dealing with such related party transactions duly approved by the Board. Such policy shall be reviewed by the Board at least once every three years.

Effective April 1, 2023, following are the amendments with respect to provisions of Related Party Transactions

a)
Related Party Transactions to which the subsidiary of a listed entity is a party but the listed entity is not a party, shall require prior approval of the audit committee of the listed entity if the value of such transaction whether entered into individually or taken together with previous transactions during a financial year, exceeds 10% of the annual standalone turnover, as per the last audited financial statements of the subsidiary.

b)
Transaction involving a transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand, and any other person or entity on the other hand, the purpose and effect of which is to benefit a related party of the listed entity or any of its subsidiaries, will be covered under the definition of RPT.
c)
The listed entity shall submit half yearly disclosure on the related party transactions on the same day as on the date of publication of its standalone and consolidated financial results.

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

Among the various disclosure procedures provided for in the PIT Regulations, constituting a Structured Digital Database (SDD) has been mandated by Regulation 3(5). This database shall contain records of all persons who are in possession of UPSI of the company and such database has to be maintained in a non-tamperable manner and must include timestamping and audit trail to ensure transparency and avoid any fabrication of data through editing.

Vide its notification dated September 4, 2023, SEBI has intimated listed entities of opening a new bank account to facilitate market participants to make payment to the SEBI Investor Protection and Education Fund (SEBI IPEF). In this regard, a link has been provided in the homepage of the SEBI website.

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

Under SBEB Regulations, a company may implement a scheme(s) either directly or by setting up an irrevocable trust. If company prefers to implement the scheme through a trust, the same has to be decided upfront at the time of taking approval of the shareholders for setting up the scheme. The trustees of a trust, which is governed under these regulations, shall not vote in respect of the shares held by such trust, to avoid any misuse, arising out of exercising such voting rights.

A company shall constitute a compensation committee for administration of the schemes. The compensation committee shall consist of Board of Directors of the company. The compensation committee shall frame suitable policies and procedures to ensure that there is no violation of applicable securities laws by the company and its employees.

Any scheme offered to employees or any variation in the terms of the existing scheme under SBEB Regulations shall be approved by the shareholders through special resolution at the general meeting.

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

Following are the key amendments to Buy-back Regulations effective March 9, 2023.

a.
The amended regulations deleted the concept of a draft letter of offer and associated review by SEBI in the context of a buyback under the tender offer route. The manager to the buyback is now responsible for certifying to SEBI that the letter of offer is compliant with the Buyback Regulations.
b.
Under tender offer route the letter of offer to shareholders shall be dispatched by the company within two working days from the record date.
c.
Tendering period was reduced from ten working days to five working days and shall open within four working days from the record date.

d.
Under tender offer route, the Board of Directors of the company now has the flexibility to increase the maximum buyback price and decrease the number of securities proposed to be bought back, such that there is no change in the aggregate size of the buyback.

Compliance requirement relaxations by SEBI

In light of the market conditions resulting from COVID-19, SEBI issued several relaxations in compliance with applicable laws by corporates. Vide its circular dated October 7, 2023, SEBI has extended the relaxation for sending physical copies of financial statements (including Board’s report, Auditor’s report or other documents required to be attached therewith) to the shareholders, for the general meetings conducted till September 30, 2024.

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

The primary objective of these norms are:

•
To simplify the provisions governing foreign investment in India;
•
To vest the Central Government with power over non-debt instruments; and
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

Securities and Exchange Commission (“SEC”) - Clawback Rules

On October 26, 2022, the SEC adopted the final compensation clawback rules (the “SEC Clawback Rules”) that require listed issuers (with limited exceptions) to (i) develop and implement a clawback policy recover excess incentive compensation from executive officers if amounts were based on material misstatements in the financial reports, (ii) file the clawback policy as an exhibit to their annual report and (iii) include disclosures in their SEC filings if recovery is triggered under their clawback policy. The final rules were published in the Federal Register on November 28, 2022.

The SEC Clawback Rules and the related listing standards of the NYSE mandated issuers listed on the NYSE to adopt a compliant clawback policy no later than December 1, 2023. Accordingly, we adopted a clawback policy which was approved by the Board in October 2023. A copy of the same is enclosed as an exhibit to this Annual Report on Form 20-F.

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

•
In addition to the above, a surcharge as set forth below and an additional surcharge called “Health and Education Cess” of 4% (effective financial year commencing April 1, 2018) is levied as follows:

Category of person	Net Income Range (in ₹)	Surcharge rate for FY 2023-24
Individual/HUF/AOP/BOI/artificial Juridical Person	0-5 million 5 million – 10 million 10 million – 20 million 20 million – 50 million Above 50 million	Nil 10% 15% 25% 37%
Firms/Local Authority	0-10 million Above 10 million	Nil 12%
Co-operative Society	0-10 million 10 million – 100 million Above 100 million	Nil 7% 12%
Domestic Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 7% 12% (rate is 10% for Companies opting for section 115BAA)
Foreign Company	0 – 10 million 10 million – 100 million Above 100 million	Nil 2% 5%
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

Taxable securities transaction	Rate	Payable by
Purchase of an equity share in a company where—	0.1%	Purchaser

(a) the transaction of such purchase is entered into in a recognized stock exchange; and

(b) the contract for the purchase of such share is settled by the actual delivery or transfer of such share.

Sale of an equity share in a company where—	0.1%	Seller

(a) the transaction of such sale is entered into in recognized stock exchange; and

(b) the contract for the sale of such share is settled by the actual delivery or transfer of such share.

Sale of a unit of an equity-oriented fund, where—	0.001%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such unit is settled by the actual delivery or transfer of such unit.

Sale of an equity share in a company or a unit of an equity-oriented fund, where—	0.025%	Seller

(a) the transaction of such sale is entered into in a recognized stock exchange; and

(b) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit.

(a) Sale of an option in securities	0.0625%	Seller

(b) Sale of an option in securities, where option is exercised	0.125%	Purchaser

(c) Sale of a futures in securities	0.0125%	Seller

Sale of a unit of an equity-oriented fund to the Mutual Fund.	0.001%	Seller
Sale or surrender or redemption of a unit of an equity oriented fund to an Insurance company, on maturity or partial withdrawal, with respect to unit linked insurance policy issued by such insurance company on or after the first day of February 2021	0.001%	Seller
Sale of unlisted shares under an offer for sale referred to in Sec. 97(13)(aa) and Sec. 97(13)(ab)	0.2%	Seller

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

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report the required information could become subject to substantial penalties. Each U.S. holder should consult his, her or its own tax advisor concerning its obligation to file Internal Revenue Service Form 8938.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the taxable year ended March 31, 2024. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADSs), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

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

As of March 31, 2024, a ₹1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹2,801 million (consolidated statement of income ₹987 million and other comprehensive income ₹1,814 million) decrease in the fair value, and a ₹1 decrease would result in approximately ₹2,877 million (consolidated statement of income ₹987 million and other comprehensive income ₹1,890 million) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

Interest rate risk

Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as of March 31, 2024, it would result in (decrease)/increase in fair value of interest rate swaps by approximately ₹(26) million and ₹26 million respectively, in other comprehensive income.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2024, it would result in increase/(decrease) in fair value of interest rate swaps by approximately ₹207 million and ₹(211) million respectively, in other comprehensive income. If interest rates were to increase by 100 bps as of March 31, 2024, additional net annual interest expense on floating rate borrowing would amount to approximately ₹792 million. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, we periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2024 or revenues for the year ended March 31, 2024. There is no significant concentration of credit risk.

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Company.

Please refer to Note 9 of our Notes to the Consolidated Financial Statements for changes in allowances for lifetime expected credit loss.

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

Liquidity risk

Liquidity risk is defined as the risk that we will not be able to settle or meet our obligations on time or at a reasonable price. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts on the basis of expected cash flows. As of March 31, 2024, our cash and cash equivalents are held with major banks and financial institutions. Please refer to the “Liquidity and Capital Resources” section of Item 5 for further details on assessment of our liquidity position.

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

Item 12.D.4. Fees Paid by Depositary to the Company

JPMorgan Chase Bank, N.A., as Depositary, has agreed to reimburse certain reasonable expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. During the year ended March 31, 2024, an aggregate contribution of US$ 1,439,358 (net of TDS and expenses) was received from the Depositary towards the ADR program and other expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures.

Based on their evaluation as of March 31, 2024, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that material information related to us and our consolidated subsidiaries is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions about required disclosure.

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

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2024. In conducting this assessment of internal control over financial reporting, management based its evaluation on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2024.

Our independent registered public accounting firm, Deloitte Haskins & Sells, LLP, Chartered Accountants (“Deloitte”), has audited the Consolidated Financial Statements in this Annual Report on Form 20-F, and as part of their audit, has issued its report, which is included in this Annual Report on Form 20-F, on the effectiveness of our internal control over financial reporting as of March 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 22, 2024, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

May 22, 2024

Change in internal controls over financial reporting.

There were no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting during the period covered in this Annual Report on Form 20-F.

Compliance with the New York Stock Exchange Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final NYSE Corporate Governance Rules and Listing Standards as approved by the SEC on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

A detailed compliance report with the final NYSE Corporate Governance rules will be separately filed with the NYSE.

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

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s annual financial statements and fees billed for other services rendered by Deloitte for the years ended March 31, 2023 and March 31, 2024.

		Year ended March 31,
		2023		2024
		(₹ in millions)
Audit fees	₹	166	₹	156
Tax fees		76		58
All other fees		28		31
Total	₹	270	₹	245

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We conducted the following buyback of our shares during the year ended March 31, 2024:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 22, 2023 to June 30, 2023	269,662,921	₹445	269,662,921	N.A.

For more information about the buyback conducted during the year ended March 31, 2024, please refer to Note 22 of our Notes to Consolidated Financial Statements.

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
•
Effective from July 14, 2023, listing regulations with the Indian Stock Exchanges require certain disclosure of cybersecurity incidents or breaches or loss of data or documents in the corporate governance report on a quarterly basis.
•
Effective from July 15, 2023, listing regulations with the Indian Stock Exchanges require certain disclosure about particulars of senior management including the changes therein since the close of the previous financial year in the annual report.

The other key practices followed as per home country laws and provisions of the SEBI Listing Regulations are disclosed elsewhere in this report. Some or many of the amendments prescribed under the SEBI Listing Regulations are likely to be different from the NYSE listing requirements.

Compliance with the NYSE Corporate Governance Rules

The Company presently complies substantially with all the practices as described in the final corporate governance rules of the amended NYSE Listing Standards as approved by the SEC on January 11, 2013 and codified in Section 303A of the NYSE Listed Company Manual.

An affirmation of our compliance with the final NYSE corporate governance rules will be separately filed with the NYSE.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards applicable to us.

In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global scenario and tightening the gaps of the existing norms. In this regard, every listed company was required to adopt an internal code to regulate, monitor and report trading by designated persons and their immediate relatives (“Code”). Accordingly, in accordance with requirements under PIT Regulations, we adopted the Code and the same is enclosed as an exhibit to this Annual Report on Form 20-F.

Item 16K. Cybersecurity

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is managed by our chief information security office (“CISO”) function. Our cybersecurity risk management framework is defined and implemented to identify, assess, evaluate, treat, monitor and report cyber risks for our IT infrastructure, applications, platforms, IP, critical processes, technology solutions and third-party services. Cybersecurity residual risks are tracked and monitored by the risk owners and governed by the CISO to work to maintain them within acceptable levels.

Threats and vulnerabilities are identified, and cybersecurity risks are assessed based on their potential impact on the confidentiality, integrity, and availability of information systems and facilities. Identified cybersecurity risks are analyzed based on the likelihood of a threat occurrence and its impact on business operations, and risk treatment plans are prepared and implemented accordingly. Risk assessments and reviews are based on tiering logic, defined periodicity, major business strategy changes, or security incidents. Cybersecurity risk assessment results and the status of the risk treatment plan are reviewed by management on a periodic basis.

We assess and govern the cybersecurity program using selected industry best practices and frameworks from the International Organization for Standardization and the National Institute of Standards and Technology. The framework includes policies, standards and procedures that help assess and identify our cybersecurity risks and inform how security measures and controls are developed, implemented and maintained. The risk assessment along with risk-based analysis and judgment are used to select security controls to address identified risks. For assessing risks, multiple factors are considered including likelihood and severity of risk, impact on the Company if a risk materializes, feasibility and cost of controls and impact of controls on operations.

To help protect us from any major cybersecurity incident that could have a material impact on our operations or financial results, we have implemented controls, including technology investments that focus on cybersecurity incident prevention, identification and mitigation. The steps taken to reduce vulnerability to cyberattacks and to mitigate impacts from cybersecurity incidents include, but are not limited to establishing information security policies and standards, implementing information protection processes and technologies, monitoring our information technology systems for cybersecurity threats, assessing cybersecurity risk profiles of key third-parties, implementing cybersecurity training and collaborating with external organizations on cyber threat information and best practices. We have implemented a Cybersecurity Incident Response Procedure, which is integrated into our overall crisis management program. The procedure provides a plan for responding to cybersecurity incidents.

We maintain internal resources to perform penetration testing designed to simulate evolving tactics and techniques of real-world threat actors, engage with industry partners and conduct tabletop exercises on an as-needed basis. We also engage independent third parties to perform red teaming and breach attack simulation exercises periodically. We require key third-party service providers to give assurance that they have the ability to implement and maintain appropriate security measures, consistent with applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of their security measures that may materially affect our company. The Chief Information Officer ("CIO") function performs periodic third-party service provider’s risk assessments.

In addition, we continue to focus on training and awareness practices to mitigate risk from human errors, including mandatory computer-based training and internal communications for employees. Our employees undergo cybersecurity awareness training and regular phishing awareness campaigns that are designed to emulate real-world contemporary threats. We provide feedback and additional training based on the results of such exercises.

During the year ended March 31, 2024, we did not identify any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For additional information regarding cybersecurity risks, please refer to Item 3, “Risk Factors,” in this Annual Report on Form 20-F, including the risk factor titled “Cyber-attacks and other security incidents, both real and perceived, impacting confidentiality and integrity of our information technology and digital infrastructure could lead to loss of reputation and financial obligations.”

Cybersecurity Governance

Risk Management teams within the CIO function and Business units are responsible for identifying and assessing cybersecurity risks on an ongoing basis and establishing processes to ensure such potential cybersecurity risk exposures are monitored, and remediated through relevant cybersecurity controls.

Our cybersecurity risk management process is defined and governed by our CISO function and implemented by our CIO function. Our CISO has over 25 years of experience in the cybersecurity and technology industry, and reports to the Chief Risk Officer ("CRO"). The CISO works closely with our CIO, who manages our information technology and security operations. The CISO and CIO have a set of responsibilities to govern and implement security policies and technology controls across the organization.

Cybersecurity is an important part of our risk management processes and an area of focus for our Board of Directors and management. The Audit, Risk and Compliance Committee of our Board has primary oversight responsibility for cybersecurity risks. The Audit, Risk and Compliance Committee regularly reviews and discusses the Company's cybersecurity framework and programs, the status of projects to strengthen our cybersecurity programs, results from third-party assessments, and any material cybersecurity incidents, including recent incidents at other companies and the emerging threat landscape, with our CISO, CIO and CRO. The Audit, Risk and Compliance Committee also reviews the implementation and effectiveness of the Company’s controls to monitor and mitigate cybersecurity risks with management. In addition, our Board of Directors receives an annual report, with quarterly written updates regarding our cybersecurity program and material security incident reports on need basis.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Consolidated Statements and Other Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wipro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

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

May 22, 2024

We have served as the Company’s auditor since fiscal 2018.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,
	Notes	2023	2024	2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	307,970	316,002	3,792
Intangible assets	6	43,045	32,748	393
Property, plant and equipment	4	88,659	81,608	979
Right-of-Use assets	5	18,702	17,955	215
Financial assets
Derivative assets	19	29	25	^
Investments	8	20,720	21,629	260
Trade receivables	9	863	4,045	49
Other financial assets	12	6,330	5,550	67
Investments accounted for using the equity method	8	780	1,044	13
Deferred tax assets	21	2,100	1,817	22
Non-current tax assets		11,922	9,043	109
Other non-current assets	13	13,606	10,331	124
Total non-current assets		514,726	501,797	6,023
Inventories	10	1,188	907	11
Financial assets
Derivative assets	19	1,844	1,333	16
Investments	8	309,232	311,171	3,734
Cash and cash equivalents	11	91,880	96,953	1,163
Trade receivables	9	126,350	115,477	1,387
Unbilled receivables		60,515	58,345	700
Other financial assets	12	9,096	10,536	126
Contract assets		23,001	19,854	238
Current tax assets		5,091	6,484	78
Other current assets	13	32,899	29,602	355
Total current assets		661,096	650,662	7,808

TOTAL ASSETS		1,175,822	1,152,459	13,831

EQUITY
Share capital		10,976	10,450	125
Share premium		3,689	3,291	39
Retained earnings		660,964	630,936	7,571
Share-based payment reserve		5,632	6,384	77
Special Economic Zone Re-investment reserve		46,803	42,129	506
Other components of equity		53,100	56,693	680
Equity attributable to the equity holders of the Company		781,164	749,883	8,998
Non-controlling interests		589	1,340	16
TOTAL EQUITY		781,753	751,223	9,014

LIABILITIES
Financial liabilities
Loans and borrowings	14	61,272	62,300	748
Lease liabilities	5, 14	15,953	13,962	168
Derivative liabilities	19	179	4	^
Other financial liabilities	16	2,649	4,985	60
Deferred tax liabilities	21	15,153	17,467	210
Non-current tax liabilities		21,777	37,090	445
Other non-current liabilities	17	9,333	12,970	156
Provisions	18	^	-	-
Total non-current liabilities		126,316	148,778	1,787
Financial liabilities
Loans, borrowings and bank overdrafts	14	88,821	79,166	950
Lease liabilities	5, 14	8,620	9,221	111
Derivative liabilities	19	2,825	558	7
Trade payables and accrued expenses	15	89,054	88,566	1,062
Other financial liabilities	16	4,141	2,272	27
Contract liabilities		22,682	17,653	212
Current tax liabilities		18,846	21,756	261
Other current liabilities	17	30,215	31,295	376
Provisions	18	2,549	1,971	24
Total current liabilities		267,753	252,458	3,030

TOTAL LIABILITIES		394,069	401,236	4,817

TOTAL EQUITY AND LIABILITIES		1,175,822	1,152,459	13,831

^ Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2022	2023	2024	2024
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	790,934	904,876	897,603	10,770
Cost of revenues	25	(555,872)	(645,446)	(631,497)	(7,577)
Gross profit		235,062	259,430	266,106	3,193

Selling and marketing expenses	25	(54,935)	(65,157)	(69,972)	(840)
General and administrative expenses	25	(46,382)	(59,139)	(60,375)	(724)
Foreign exchange gains/(losses), net	28	4,355	4,472	340	4
Other operating income/(loss), net	26	2,186	-	-	-
Results from operating activities		140,286	139,606	136,099	1,633

Finance expenses	27	(5,325)	(10,077)	(12,552)	(151)
Finance and other income	28	16,257	18,185	23,896	287
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	8	57	(57)	(233)	(3)
Profit before tax		151,275	147,657	147,210	1,766
Income tax expense	21	(28,946)	(33,992)	(36,089)	(433)
Profit for the year		122,329	113,665	111,121	1,333

Profit attributable to:
Equity holders of the Company		122,191	113,500	110,452	1,325
Non-controlling interests		138	165	669	8
Profit for the year		122,329	113,665	111,121	1,333

Earnings per equity share:	29
Attributable to equity holders of the Company
Basic		22.35	20.73	20.89	0.25
Diluted		22.29	20.68	20.82	0.25

Weighted average number of equity shares used in computing earnings per equity share

Basic		5,466,705,840	5,477,466,573	5,288,285,555	5,288,285,555
Diluted		5,482,083,438	5,488,991,175	5,305,712,314	5,305,712,314

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Year ended March 31,
	Notes	2022	2023	2024	2024
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the year		122,329	113,665	111,121	1,333

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	31	399	(50)	82	1
Net change in fair value of investment in equity instruments measured at fair value through OCI		8,710	705	(473)	(6)
		9,109	655	(391)	(5)
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		4,121	16,590	4,219	51
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	20	(158)	(133)	(198)	(2)
Net change in time value of option contracts designated as cash flow hedges	19, 21	139	(180)	198	2
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	19, 21	(100)	(212)	128	2
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	19, 21	(292)	(2,488)	1,655	20
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes		(1,219)	(3,137)	1,516	18
		2,491	10,440	7,518	91

Total other comprehensive income, net of taxes		11,600	11,095	7,127	86

Total comprehensive income for the year		133,929	124,760	118,248	1,419

Total comprehensive income attributable to:
Equity holders of the Company		133,742	124,543	117,744	1,413
Non-controlling interests		187	217	504	6
		133,929	124,760	118,248	1,419

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

(1)
Includes 14,689,729 treasury shares held as at March 31, 2022 by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022.
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

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
	Number of Shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the year
Profit for the year	-	-	-	110,452	-	-	-	-	-	110,452	669	111,121
Other comprehensive income	-	-	-	-	-	-	4,006	1,981	1,305	7,292	(165)	7,127
Total comprehensive income for the year	-	-	-	110,452	-	-	4,006	1,981	1,305	117,744	504	118,248

Issue of equity shares on exercise of options	6,883,426	13	3,370	-	(3,370)	-	-	-	-	13	-	13
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,462	(1,462)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	7	5,584	-	-	-	-	5,591	-	5,591
Transferred from Special Economic Zone re-investment reserve	-	-	-	4,674	-	(4,674)	-	-	-	-	-	-
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	-	-	-	-	539	(144,783)	-	(144,783)
Transaction cost related to buyback of equity shares (4)	-	-	-	(390)	-	-	-	-	-	(390)	-	(390)
Financial liability on written put options (5)	-	-	-	—	-	-	-	-	(4,238)	(4,238)	-	(4,238)
Non-controlling interests on acquisition of subsidiary (5)	-	-	-	—	-	-	-	-	-	-	472	472
Dividend (4)	-	-	-	(5,218)	-	-	-	-	-	(5,218)	(322)	(5,540)
Others	-	-	-	—	-	-	-	-	-	-	97	97
Other transactions for the year	(262,779,495)	(526)	(398)	(140,480)	752	(4,674)	-	-	(3,699)	(149,025)	247	(148,778)

As at March 31, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		125	39	7,571	77	506	567	7	106	8,998	16	9,014

(1)
Includes 5,952,740 treasury shares held as at March 31, 2024 by a controlled trust. 3,943,096 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2024.
(2)
Refer to Note 20
(3)
Refer to Note 19
(4)
Refer to Note 22
(5)
Refer to Note 7

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2022	2023	2024	2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	122,329	113,665	111,121	1,333
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(313)	(89)	(2,072)	(25)
Depreciation, amortization and impairment expense	30,911	33,402	34,071	410
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(1,021)	152	655	8
Share-based compensation expense	4,110	3,969	5,584	67
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(57)	57	233	3
Income tax expense	28,946	33,992	36,089	433
Finance and other income, net of finance expenses	(9,447)	(8,108)	(11,344)	(136)
(Gain)/loss from sale of business and investment accounted for using the equity method	(2,186)	6	-	-
Change in fair value of contingent consideration	(301)	(1,671)	(1,300)	(16)
Other non-cash items	-	-	488	6
Changes in operating assets and liabilities; net of effects from acquisitions:
Trade receivables	(11,833)	(985)	8,464	102
Unbilled receivables and contract assets	(31,396)	1,558	5,919	71
Inventories	(256)	162	287	3
Other assets	(6,530)	1,055	8,869	106
Trade payables, accrued expenses, other liabilities and provisions	9,695	(9,824)	(435)	(5)
Contract liabilities	3,832	(6,522)	(5,053)	(61)
Cash generated from operating activities before taxes	136,483	160,819	191,576	2,299
Income taxes paid, net	(25,686)	(30,218)	(15,360)	(185)
Net cash generated from operating activities	110,797	130,601	176,216	2,114

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(20,153)	(14,834)	(10,510)	(126)
Proceeds from disposal of property, plant and equipment	736	546	4,022	48
Payment for purchase of investments	(1,015,486)	(806,632)	(975,069)	(11,700)
Proceeds from sale of investments	953,735	740,885	978,598	11,742
Proceeds from/(payment into) restricted interim dividend account	(27,410)	27,410	-	-
Payment for business acquisitions including deposits and escrow, net of cash acquired	(129,846)	(45,566)	(5,291)	(63)
Payment for investment in joint venture	-	-	(484)	(6)
Proceeds from sale of business, net of cash	-	11	-	-
Proceeds from sale of investment accounted for using the equity method	1,652	-	-	-
Proceeds from security deposit for property, plant and equipment	-	-	300	4
Interest received	12,275	14,112	20,111	241
Dividend received	2	3	3	^
Net cash generated from/(used in) investing activities	(224,495)	(84,065)	11,680	140

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	6	12	13	^
Repayment of loans and borrowings	(191,810)	(168,910)	(130,557)	(1,566)
Proceeds from loans and borrowings	260,120	161,034	120,500	1,446
Payment of lease liabilities	(9,730)	(9,711)	(10,060)	(121)
Payment for buyback of equity shares, including tax and transaction cost	-	-	(145,173)	(1,742)
Payment for contingent consideration	(309)	(1,784)	(1,294)	(16)
Interest and finance expenses paid	(5,089)	(8,708)	(10,456)	(125)
Payment of dividend	(5,467)	(32,814)	(5,218)	(63)
Payment of dividend to Non-controlling interests holders	(1,135)	-	(322)	(4)
Net cash generated from/(used in) financing activities	46,586	(60,881)	(182,567)	(2,191)

Net increase/(decrease) in cash and cash equivalents during the year	(67,112)	(14,345)	5,329	64
Effect of exchange rate changes on cash and cash equivalents	1,282	2,373	(239)	(3)
Cash and cash equivalents at the beginning of the year	169,663	103,833	91,861	1,102
Cash and cash equivalents at the end of the year (Refer to Note 11)	103,833	91,861	96,951	1,163

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

The Company’s Board of Directors authorized these consolidated financial statements for issue on May 22, 2024.

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
Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2024, have been translated into United States dollars at the certified foreign exchange rate of $1 = ₹ 83.34 as published by Federal Reserve Board of Governors on March 31, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

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

a)
Revenue recognition: The Company applies judgment to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the Transaction Price (as defined below in Note 3(xiv)) to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

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

Liability for written put options to non-controlling interests

At initial recognition, the liability for put options issued to non-controlling interests, to be settled in cash by the Company, which do not grant present access to ownership interest to the Company is recognized as financial liability at present value of the redemption amount with a corresponding debit in other reserves within equity.

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

Non-derivative financial instruments other than trade receivables and unbilled receivables are recognized initially at fair value. Trade receivables and unbilled receivables that do not contain a significant financing component are measured at the Transaction Price. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

a. Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under loans and borrowings within current financial liabilities.

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

(v) Equity and share capital

a) Share capital and Share premium

The authorized share capital of the Company as at March 31, 2024 is ₹ 25,274 divided into 12,504,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company’s equity shares held by the controlled trust, which is consolidated as part of the Group are classified as Treasury shares. Treasury shares are recorded at acquisition cost. Reconciliation of the number of treasury shares held by controlled trust is as follows:

	As at March 31,
	2022	2023	2024
	No. of shares	No. of shares	No. of shares
Opening number of equity shares	19,401,215	14,689,729	9,895,836
Less: Transferred to eligible employees on exercise of options	(4,711,486)	(4,793,893)	(3,943,096)
Closing number of equity shares	14,689,729	9,895,836	5,952,740

c) Retained earnings

Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2022, 2023 and 2024 amounting to ₹ 1,139, ₹ 1,139 and ₹ 1,139 respectively, which is not freely available for distribution.

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

Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of section 69 of the Companies Act, 2013. As at March 31, 2022, 2023 and 2024, Capital redemption reserve amounting to ₹ 1,122, ₹ 1,122 and ₹ 1,661 respectively is not freely available for distribution.

i) Dividend

A final dividend on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors.

j) Buyback of equity shares

The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of share premium and retained earnings. Further, capital redemption reserve is created as an apportionment from retained earnings.

k) Bonus issue

For the purpose of bonus issue, the amount is transferred from capital redemption reserves, share premium and retained earnings to the share capital.

(vi) Property, plant and equipment

a) Recognition, measurement and de-recognition

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalized as part of the cost till all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially completed. The cost and related accumulated depreciation are derecognized upon sale or disposition of the asset and the resultant gains or losses are recognized in the consolidated statement of income.

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

The estimated useful life of amortizable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortizable intangible assets are as follows:

Category	Useful life
Customer-related intangibles	1 to 10 years
Marketing-related intangibles	2.5 to 10 years

Customer-related intangibles includes customer contracts and customer relationships acquired as a part of Business combinations. Marketing-related intangibles includes vendor relationships and brand acquired as a part of Business combinations.

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
(c)
direct the use of the identified asset.

The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised.

At the commencement of the lease, the Company recognizes a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value assets. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

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

The lease liability is subsequently remeasured by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made and remeasuring the carrying amount to reflect any lease modifications. The Company recognizes the amount of the re-measurement of lease liability due to modification as an adjustment to the RoU asset or in consolidated statement of income, depending upon the nature of modification. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in the consolidated statement of income.

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

b) Non-financial assets

The Company assesses long-lived assets such as property, plant and equipment, RoU assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets.

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

If at the reporting date, there is an indication that a previously assessed impairment loss on property, plant and equipment, RoU assets and intangible assets, no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially. An impairment loss in respect of goodwill is not reversed subsequently.

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

The method for recognizing revenues and costs depends on the nature of contracts with customers as given below:

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

(xv) Finance expenses

Finance expenses comprises interest on loans, borrowings and bank overdrafts, interest on lease liabilities, interest on tax matters, interest on net defined benefit liability, net loss on translation or settlement of foreign currency borrowings, changes in fair value of derivative instruments and gains/(losses) of settlement of borrowing related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method.

(xvi) Finance and other income

Finance and other income comprise interest income on deposits, dividend income, gains/(losses) on disposal of investments, gains/(losses) on investments classified as FVTPL, net gain on translation or settlement of foreign currency borrowings and changes in fair value and gains/(losses) on settlement of related derivative instruments. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

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

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2023:

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 did not have any material impact on the consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)'.The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 1 did not have any material impact on the consolidated financial statements.

Amendments to IAS 12 – Income Taxes

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of these amendments to IAS 12 did not have any material impact on the consolidated financial statements.

Amendments to IAS 12 – Income Taxes

On May 23, 2023, the IASB issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 “Income Taxes” to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The Amendments introduced:

•
a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
•
disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The Company has applied the temporary exception from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Company neither recognized, nor disclosed information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislations is not effective at the reporting date in jurisdictions where the Company is operating, the Company has no related current tax exposure.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

Amendments to IFRS 16 – Leases

On September 22, 2022, IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted. The adoption of these amendments to IFRS 16 did not have any material impact on the consolidated financial statements.

Amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments

On May 25, 2023, IASB issued 'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’, that require companies to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the companies liabilities and cash flows and on the companies exposure to liquidity risk. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 7 and IFRS 7 did not have any material impact on the consolidated financial statements.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2023 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	15,386	₹	7,259	₹	317	₹	191,932
Additions		40		7,269		12,191		3,917		964		7		24,388
Additions through Business combinations (Refer to Note 7)		-		7		357		6	^			3		373
Disposals		(3)		(435)		(20,016)		(1,325)		(474)		(168)		(22,421)
Translation adjustment		10		173		1,729		102		69		2		2,085
As at March 31, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	-	₹	10,003	₹	90,465	₹	10,814	₹	5,743	₹	297	₹	117,322
Depreciation and impairment		-		1,217		13,305		1,794		600		10		16,926
Disposals		-		(395)		(19,655)		(1,158)		(463)		(163)		(21,834)
Translation adjustment		-		102		1,386		70		48		1		1,607
As at March 31, 2023	₹	-	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Capital work-in-progress													₹	6,323
Net carrying value including Capital work-in-progress as at March 31, 2023													₹	88,659

Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		-		428		6,975		1,716		354		3		9,476
Additions through Business combination (Refer to Note 7)		-		-		373		-		1		-		374
Disposals		(486)		(1,174)		(22,815)		(1,586)		(663)		(131)		(26,855)
Translation adjustment		1		70		248		17		4		1		341
As at March 31, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Accumulated depreciation/ impairment:
As at April 1, 2023	₹	-	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		-		1,490		11,856		2,193		638		7		16,184
Disposals		-		(683)		(22,019)		(1,444)		(639)		(130)		(24,915)
Translation adjustment		-		41		211		18		5	^			275
As at March 31, 2024	₹	-	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Capital work-in-progress													₹	7,480
Net carrying value including Capital work-in-progress as at March 31, 2024													₹	81,608

^ Value is less than 1

(1)
Including net carrying value of computer equipment and software amounting to ₹ 22,425 and ₹ 17,553, as at March 31, 2023 and 2024, respectively.

5. Right-of-Use asset

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		-		6,015		1,109		236		7,360
Additions through Business combinations (Refer to Note 7)		-		201		-		-		201
Disposals		-		(5,085)		(1,160)		(317)		(6,562)
Translation adjustment		-		822		120		42		984
As at March 31, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669

Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		19		5,651		614		238		6,522
Disposals		-		(3,564)		(1,003)		(263)		(4,830)
Translation adjustment		-		364		69		26		459
As at March 31, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Net carrying value as at March 31, 2023									₹	18,702

Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		65		6,505		264		251		7,085
Additions through Business combination (Refer to Note 7)		-		33		-		-		33
Disposals		-		(6,203)		(636)		(271)		(7,110)
Translation adjustment		-		172		34		4		210
As at March 31, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		21		5,485		444		181		6,131
Disposals		-		(4,439)		(561)		(244)		(5,244)
Translation adjustment		-		64		11		3		78
As at March 31, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Net carrying value as at March 31, 2024									₹	17,955

(1) Including net carrying value of computer equipment amounting to ₹ 4 and ₹ 2, as at March 31, 2023 and 2024, respectively.

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31,
	2022		2023		2024
Interest expenses on lease liabilities	₹	894	₹	1,176	₹	1,334
Rent expense recognized under facility expenses pertaining to:
Leases of low-value assets	150		261			245
Leases with less than twelve months of lease term		2,392		2,732		3,257
	₹	3,436	₹	4,169	₹	4,836

Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets is not material.

The Company is committed to certain leases amounting to ₹ 6,999 which have not commenced as of March 31, 2024. The term of such leases ranges from 5 to 10 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31,
	2023		2024
Balance at the beginning of the year	₹	246,989	₹	307,970
Translation adjustment		20,335		4,206
Acquisition through Business combinations(1) (Refer to Note 7)		40,687		4,314
Disposals		(41)		(488)
Balance at the end of the year	₹	307,970	₹	316,002

(1)
Acquisition through business combinations for the years ended March 31, 2023 and 2024 is after considering the impact of ₹ 57 and ₹ (503) towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2022 and 2023, respectively.

The Company is organized by two operating segments: IT Services and IT Products (Refer to Note 34). Goodwill as at March 31, 2023 and 2024 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31,
CGUs	2023		2024
Americas 1	₹	103,583	₹	104,310
Americas 2		98,081		104,134
Europe		78,459		79,596
Asia Pacific, Middle East and Africa		27,847		27,962
	₹	307,970	₹	316,002

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

Based on the above testing, no impairment was identified as at March 31, 2023 and 2024, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through Business combinations (Refer to Note 7)		5,602		482		6,084
Deductions/adjustments (1)		(2,555)		(862)		(3,417)
Translation adjustment		3,400		876		4,276
As at March 31, 2023	₹	49,813	₹	11,924	₹	61,737
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment (2)		7,718		2,236		9,954
Deductions/adjustments		(2,519)		(862)		(3,381)
Translation adjustment		735		145		880
As at March 31, 2023	₹	15,417	₹	3,275	₹	18,692

Net carrying value as at March 31, 2023	₹	34,396	₹	8,649	₹	43,045

Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Acquisition through business combinations (Refer to Note 7)		556		390		946
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		609		163		772
As at March 31, 2024	₹	43,672	₹	11,972	₹	55,644
Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (2)(3)		9,961		1,795		11,756
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		209		50		259
As at March 31, 2024	₹	18,281	₹	4,615	₹	22,896

Net carrying value as at March 31, 2024	₹	25,391	₹	7,357	₹	32,748

(1)
Includes ₹ 36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.
(2)
During the year ended March 31, 2023 and 2024, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,816 and ₹ 1,701 for the year ended March 31, 2023 and 2024, respectively, as part of amortization and impairment.
(3)
Due to change in estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 2,807 for the year ended March 31, 2024, as part of amortization and impairment.

As at March 31, 2024, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value		Estimated remaining amortization period
Capco - customer-related intangible	₹	18,380	6.08 years
Capco - marketing-related intangible		6,415	7.08 years
Rizing		2,267	0.64 - 3.64 years
Vara Infotech Private Limited		1,013	2.5 - 5.5 years
Aggne		914	2.87 - 3.87 years
Rational Interaction, Inc.		909	2.89 years
Eximius Design, LLC		791	3.40 years
Convergence Acceleration Solutions, LLC		766	4.03 years
Edgile, LLC		731	3.75 years
Ampion Holdings Pty Ltd		504	0.35 - 3.35 years
Others		58	0.24 - 0.50 years
Total	₹	32,748

7. Business combinations

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

The following table presents the purchase price allocation:

	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	1,138	₹	1,126	₹	1,289	₹	186
Fair value of property, plant and equipment		647		35		17		9
Fair value of right-of-use assets		2,882		74		-		-
Fair value of customer-related intangibles		24,273		1,748		1,717		63
Fair value of marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		-		(49)
Total	₹	27,640	₹	2,780	₹	4,183	₹	320
Goodwill		81,890		6,322		12,993		1,305
Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,625

Net Assets include:
Cash and cash equivalents	₹	4,278	₹	855	₹	907	₹	145
Fair value of acquired trade receivables included in net assets		6,167		1,074		819		201
Gross contractual amount of acquired trade receivables		6,181		1,074		819		217
Less: Allowance for lifetime expected credit loss		(14)		-		-		(16)

Amount included in general and administrative expenses:
Transaction costs	₹	358	₹	49	₹	152	₹	88

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
(b)
Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022 for total cash consideration of ₹ 43,830. During the year ended March 31, 2024, the Company finalized the purchase price allocation as set forth below.

The following table presents the purchase price allocation:

	CAS Group		Rizing
Net assets	₹	532	₹	3,850
Fair value of property, plant and equipment		-		373
Fair value of right-of-use assets		-		201
Fair value of customer-related intangibles		1,708		3,894
Fair value of marketing-related intangibles		-		482
Deferred tax liabilities on intangible assets		-		(1,750)
Total	₹	2,240	₹	7,050
Goodwill		3,347		36,780
Total purchase price	₹	5,587	₹	43,830

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,114
Fair value of acquired trade receivables included in net assets		452		3,220
Gross contractual amount of acquired trade receivables		452		3,233
Less: Allowance for lifetime expected credit loss		-		(13)

Amount included in general and administrative expenses:
Transaction costs	₹	19	₹	99

The goodwill of ₹ 40,127 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS Group in the United States of America.

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

Summary of acquisitions during the year ended March 31, 2024:

During the year ended March 31, 2024, the Company has completed a business combination by acquiring 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited ("Aggne"), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek, which is a market-leading platform for property and casualty insurance. The acquisition was consummated on February 13, 2024, for total cash consideration of ₹ 5,525. The purchase price allocation for Aggne is provisional and will be finalized as soon as practicable within the measurement period.

	Aggne
Net assets	₹	194
Fair value of property, plant and equipment		374
Fair value of right-of-use assets		33
Fair value of customer-related intangibles		556
Fair value of marketing-related intangibles		390
Deferred tax liabilities on intangible assets		(367)
Total	₹	1,180
Goodwill		4,817
Share of non-controlling interests		(472)
Total purchase price	₹	5,525

Net Assets include:
Cash and cash equivalents	₹	153
Fair value of acquired trade receivables included in net assets		113
Gross contractual amount of acquired trade receivables		113
Less: Allowance for lifetime expected credit loss		-

Amount included in general and administrative expenses:
Transaction costs	₹	31

The goodwill of ₹ 4,817 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The interest of non-controlling shareholders is measured at the non-controlling interest’s proportionate share of the fair value of the identifiable net assets of Aggne.

The Company has issued put options to non-controlling interests in Aggne in accordance with the terms of underlying shareholders agreement and will be settled in cash. As at the acquisition date, the Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest with a corresponding adjustment to equity. The fair value of the financial liability is estimated as per the terms of shareholders agreement and the undiscounted fair value of the financial liability is ₹ 5,176 as at the date of acquisition. Considering the discount rate of 5.87%, the discounted fair value of the financial liability is ₹ 4,238.

The pro-forma effects of acquisition of Aggne for the year ended March 31, 2024, on the Company’s revenues and profits were not material.

8. Investments

	As at March 31,
	2023		2024
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	3,773	₹	4,404
Fixed maturity plan mutual funds		1,300		1,395
Financial instruments at FVTOCI
Equity instruments (1)		15,647		15,830
Financial instruments at amortized cost
Inter corporate and term deposits	^		^
	₹	20,720	₹	21,629
Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	40,262	₹	71,686
Financial instruments at FVTOCI
Non-convertible debentures		146,296		154,407
Government securities		9,422		7,030
Commercial papers		18,624		11,845
Certificate of deposits		16,828		-
Bonds		54,025		28,195
Financial instruments at amortized cost
Inter corporate and term deposits (3)		23,775		38,008
	₹	309,232	₹	311,171

Total	₹	329,952	₹	332,800

Financial instruments at FVTPL		45,335		77,485
Financial instruments at FVTOCI		260,842		217,307
Financial instruments at amortized cost		23,775		38,008

^ Value is less than 1

(1)
Uncalled capital commitments outstanding as at March 31, 2023 and 2024, was ₹1,288 and ₹1,450 respectively.
(2)
As at March 31, 2023 and 2024, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ Nil and ₹ 218, respectively.
(3)
These deposits earn a fixed rate of interest. As at March 31, 2023 and 2024, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 653 and ₹ 117, respectively.

Investments accounted for using the equity method

During the year ended March 31, 2024, the Company invested ₹ 484 being equity contribution in SDVerse LLC, a joint venture between the Company, General Motors LLC and Magna International Inc. The Company’s share of equity in the joint venture is 27%.

The Company has no material associates as at March 31, 2023 and 2024.

The aggregate summarized financial information in respect of the Company’s immaterial associate and joint venture that are accounted for using the equity method is set forth below:

	As at March 31,
Carrying amount of the Company’s interest in:	2023		2024
An associate accounted for using the equity method	₹	780	₹	783
(Unquoted: Series A Preferred Stock - 94,527; Common stock - 27,865 and Series B Preferred Stock - 190,525)
A joint venture accounted for using the equity method	-		261
(Unquoted: Class A units - 5,850,000)
Total	₹	780	₹	1,044

	For the year ended March 31,
Company’s share of net profit / (loss) in the consolidated statement of income pertaining to:	2022		2023	2024
An associate accounted for using the equity method	₹	57	₹ (57)	₹	(8)
A joint venture accounted for using the equity method	-		-		(225)
Total	₹	57	₹ (57)	₹	(233)

Details of non-current investments in equity instruments- classified as FVTOCI

	Carrying value
	As at March 31,
Particulars	2023		2024
Tricentis Corporation	₹	2,764	₹	3,081
YugaByte, Inc.		2,161		2,194
Immuta, Inc.		1,390		1,411
TLV Partners, L.P.		1,318		1,296
Vectra Networks, Inc.		1,153		1,171
CyCognito Ltd.		1,060		1,076
Incorta, Inc.		772		784
TLV Partners II, L.P.		801		713
Work-Bench Ventures II-A, LP		491		495
B Capital Fund II, L.P.		517		488
Kognitos, Inc.		123		330
TLV Partners III, L.P.		354		307
Boldstart Ventures IV, L.P.		343		305
Avaamo Inc.		283		287
Boldstart Opportunities II, L.P.		321		264
Vulcan Cyber Limited		247		250
Sealights Technologies Ltd.		197		200
EMA Unlimited, Inc.		-		167
Headspin Inc.		158		160
Glilot Capital Partners III L.P.		255		132
Squadcast, Inc.		99		100
Netspring Data, Inc.		164		72
Wep Solutions Limited		33		70
FPEL Ujwal Private Limited		-		63
Apilyze Inc.		-		63
Spartan Radar		164		57
Wep Peripherals Ltd.		58		57
Work-Bench Ventures III-A, LP		50		56
GTMfund II-QP, LP		-		43
Tangibly Inc.		-		42
Harte Hanks Inc.		66		38
Kibsi, Inc.		123		20
Altizon Systems Private Limited		19		19
Drivestream India Private Limited		19		19
Moogsoft (Herd) Inc.		144		-
Tradeshift Inc.		-		-
Total	₹	15,647	₹	15,830

9. Trade receivables

	As at March 31,
	2023		2024
Trade receivables	₹	134,026	₹	125,838
Allowance for lifetime expected credit loss		(6,813)		(6,316)
	₹	127,213	₹	119,522

Non-current	₹	863	₹	4,045
Current		126,350		115,477

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	10,299	₹	6,813
Additions / (write-back), net (Refer to Note 25)		(604)		640
Charged against allowance		(3,302)		(1,078)
Translation adjustment		420		(59)
Balance at the end of the year	₹	6,813	₹	6,316

10. Inventories

	As at March 31,
	2023		2024
Stores and spare parts	₹	30	₹	27
Traded goods		1,158		880
	₹	1,188	₹	907

During the year ended March 31, 2023 and 2024, changes in inventories recognized as expense is ₹ 150 and ₹ 278, respectively, and purchases of traded goods recognized as expense is ₹ 6,494 and ₹ 3,832, respectively.

11. Cash and cash equivalents

	As at March 31,
	2022		2023		2024
Cash and bank balances	₹	61,882	₹	60,417	₹	60,648
Demand deposits with banks (1)		41,954		31,463		36,305
	₹	103,836	₹	91,880	₹	96,953

(1)
These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31,
	2022		2023		2024
Cash and cash equivalents	₹	103,836	₹	91,880	₹	96,953
Bank overdrafts		(3)		(19)		(2)
	₹	103,833	₹	91,861	₹	96,951

12. Other financial assets

	As at March 31,
	2023		2024
Non-current
Security deposits	₹	1,566	₹	1,221
Finance lease receivables		4,742		4,270
Dues from officers and employees		22		59
	₹	6,330	₹	5,550
Current
Security deposits	₹	1,549	₹	2,035
Dues from officers and employees		735		596
Interest receivables		386		230
Finance lease receivables		5,672		5,307
Others		754		2,368
	₹	9,096	₹	10,536
	₹	15,426	₹	16,086

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments				Present value of minimum lease payments
	As at March 31,
	2023		2024		2023		2024

Not later than one year	₹	6,031	₹	5,693	₹	5,672	₹	5,307
Later than one year but not later than five years		5,008		4,536		4,742		4,270
Gross investment in lease	₹	11,039	₹	10,229	₹	10,414	₹	9,577
Less: Unearned finance income		(625)		(652)		-		-
Present value of minimum lease payment receivables	₹	10,414	₹	9,577	₹	10,414	₹	9,577

Non-current					₹	4,742	₹	4,270
Current						5,672		5,307

13. Other assets

	As at March 31,
	2023		2024
Non-current
Prepaid expenses	₹	5,375	₹	3,424
Costs to obtain contract (1)		2,936		2,324
Costs to fulfil contract (2)		261		205
Others		5,034		4,378
	₹	13,606	₹	10,331
Current
Prepaid expenses	₹	19,164	₹	17,574
Dues from officers and employees		799		343
Advance to suppliers		2,506		3,267
Balance with GST and other authorities		7,929		6,029
Costs to obtain contract (1)		978		867
Costs to fulfil contract (2)		59		60
Others		1,464		1,462
	₹	32,899	₹	29,602
	₹	46,505	₹	39,933

(1)
Costs to obtain contract amortization of ₹ 902, ₹ 892 and ₹ 1,083 during the year ended March 31, 2022, 2023 and 2024 respectively.
(2)
Costs to fulfil contract amortization of ₹ 54, ₹ 58 and ₹ 60 during the year ended March 31, 2022, 2023 and 2024 respectively.

14. Loans, borrowings and bank overdrafts

	As at March 31,
	2023		2024
Non-current
Unsecured Notes 2026 (1)	₹	61,272	₹	62,300
	₹	61,272	₹	62,300
Current
Borrowings from banks	₹	88,745	₹	79,164
Bank overdrafts		19		2
Loans from institutions other than banks		57		-
	₹	88,821	₹	79,166
	₹	150,093	₹	141,466

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

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 88,764 and ₹ 79,166, as at March 31, 2023 and 2024, respectively. The principal source of borrowings from banks as at March 31, 2024 primarily consists of lines of credit of approximately ₹ 70,228, U.S. Dollar (US$) 782 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 20 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, Thai Baht (THB) 5 million, Brazilian Real (BRL) 7 million, Indonesian Rupiah (IDR) 13,000 million, Qatari Riyal (QAR) 10 million and Mexican Peso (MXN) 33 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2024, the Company has unutilized lines of credit aggregating ₹ 28,478, US$ 392 million, CAD 10 million, SAR 20 million, GBP 7 million, BHD 1 million, THB 5 million, BRL 7 million, IDR 13,000 million, QAR 10 million and MXN 33 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

	As at March 31, 2023			As at March 31, 2024
Currency	Foreign currency in millions	Indian Rupee		Foreign currency in millions	Indian Rupee		Final maturity
Unsecured Notes 2026
U.S. Dollar (US$)	746	₹	61,272	747	₹	62,300	June-26
Unsecured loans
Indian Rupee (INR)	-		57	-		-	-
		₹	61,329		₹	62,300

Non-current portion of long-term loans and borrowings		₹	61,272		₹	62,300
Current portion of long-term loans and borrowings			57			-

Interest expense on loans, borrowings and bank overdrafts was ₹ 3,261, ₹ 6,648 and ₹ 6,893 for the years ended March 31, 2022, 2023 and 2024, respectively.

Cash and non-cash changes in liabilities arising from financing activities:

					Non-cash changes
	April 1, 2022		Cash flow		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2023
Borrowings	₹	151,693	₹	(7,876)	₹	-	₹	108	₹	6,149	₹	150,074
Lease Liabilities		24,233		(9,711)		9,021		-		1,030		24,573
	₹	175,926	₹	(17,587)	₹	9,021	₹	108	₹	7,179	₹	174,647

					Non-cash changes
	April 1, 2023		Cash flow		Net additions to Lease Liabilities		Effective interest rate adjustment		Foreign exchange movements		March 31, 2024
Borrowings	₹	150,074	₹	(10,057)	₹	-	₹	112	₹	1,335	₹	141,464
Lease Liabilities		24,573		(10,060)		8,438		-		232		23,183
	₹	174,647	₹	(20,117)	₹	8,438	₹	112	₹	1,567	₹	164,647

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 50,172 and ₹ 48,536, as at March 31, 2023 and 2024, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2023, and 2024, an amount of ₹ 34,096, and ₹ 35,081, respectively, was unutilized out of these non-fund based facilities.

15. Trade payables and accrued expenses

	As at March 31,
		2023		2024
Trade payables	₹	21,728	₹	23,275
Accrued expenses		67,326		65,291
	₹	89,054	₹	88,566

16. Other financial liabilities

	As at March 31,
	2023		2024
Non-current
Contingent consideration (Refer to Note 19)	₹	1,545	₹	429
Liability on written put options to non-controlling interests (Refer to Note 19)		-		4,303
Deposits and others		1,104		253
	₹	2,649	₹	4,985
Current
Contingent consideration (Refer to Note 19)	₹	1,508	₹	-
Advance from customers		1,373		598
Cash Settled ADS RSUs		6		3
Capital creditors		215		333
Deposits and others		1,039		1,338
	₹	4,141	₹	2,272
	₹	6,790	₹	7,257

17. Other liabilities

	As at March 31,
	2023		2024
Non-current
Employee benefits obligations	₹	2,947	₹	4,219
Others		6,386		8,751
	₹	9,333	₹	12,970
Current
Employee benefits obligations	₹	15,885	₹	16,057
Statutory and other liabilities		13,155		13,275
Advance from customers		645		1,192
Others		530		771
	₹	30,215	₹	31,295
	₹	39,548	₹	44,265

18. Provisions

	As at March 31,
	2023		2024
Non-current
Provision for warranty	₹ ^		₹	-
	₹ ^		₹	-
Current
Provision for onerous contracts	₹	1,590	₹	1,599
Provision for warranty		456		217
Others		503		155
	₹	2,549	₹	1,971
	₹	2,549	₹	1,971

^ Value is less than 1

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2023								Year ended March 31, 2024
	Provision for warranty		Provision for onerous contracts (1)		Others		Total		Provision for warranty		Provision for onerous contracts		Others		Total
Balance at the beginning of the year	₹	295	₹	1,946	₹	531	₹	2,772	₹	456	₹	1,590	₹	503	₹	2,549
Additional provision during the year		414		866		-		1,280		151		916		-		1,067
Utilized/written-back during the year		(253)		(1,222)		(28)		(1,503)		(390)		(911)		(348)		(1,649)
Translation adjustment		-		-		-		-		-		4		-		4
Balance at the end of the year	₹	456	₹	1,590	₹	503	₹	2,549	₹	217	₹	1,599	₹	155	₹	1,971

(1) Addition in Provision for onerous contracts for the year ended March 31, 2023 includes ₹ 51 towards adoption of Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract.

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

19. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2023 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	91,880	₹	91,880
Investments (Refer to Note 8)
Equity Instruments		3,773		-		15,647		-		19,420
Fixed maturity plan mutual funds		1,300		-		-		-		1,300
Short-term mutual funds		40,262		-		-		-		40,262
Non-convertible debentures		-		146,296		-		-		146,296
Government securities		-		9,422		-		-		9,422
Commercial papers		-		18,624		-		-		18,624
Certificate of deposits		-		16,828		-		-		16,828
Bonds		-		54,025		-		-		54,025
Inter corporate and term deposits		-		-		-		23,775		23,775
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		127,213		127,213
Unbilled receivables		-		-		-		60,515		60,515
Other financial assets (Refer to Note 12)		-		-		-		15,426		15,426
Derivative assets (Refer to Note 19)		1,101		-		772		-		1,873
	₹	46,436	₹	245,195	₹	16,419	₹	318,809	₹	626,859
Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	89,054	₹	89,054
Other financial liabilities (Refer to Note 16)		-		-		-		6,790		6,790
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		150,093		150,093
Lease liabilities		-		-		-		24,573		24,573
Derivative liabilities (Refer to Note 19)		470		-		2,534		-		3,004
	₹	470	₹	-	₹	2,534	₹	270,510	₹	273,514

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 11)	₹	-	₹	-	₹	-	₹	96,953	₹	96,953
Investments (Refer to Note 8)
Equity Instruments		4,404		-		15,830		-		20,234
Fixed maturity plan mutual funds		1,395		-		-		-		1,395
Short-term mutual funds		71,686		-		-		-		71,686
Non-convertible debentures		-		154,407		-		-		154,407
Government securities		-		7,030		-		-		7,030
Commercial papers		-		11,845		-		-		11,845
Bonds		-		28,195		-		-		28,195
Inter corporate and term deposits		-		-		-		38,008		38,008
Other financial assets
Trade receivables (Refer to Note 9)		-		-		-		119,522		119,522
Unbilled receivables		-		-		-		58,345		58,345
Other financial assets (Refer to Note 12)		-		-		-		16,086		16,086
Derivative assets (Refer to Note 19)		390		-		968		-		1,358
	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064
Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 15)	₹	-	₹	-	₹	-	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 16)		-		-		-		7,257		7,257
Loans, borrowings and bank overdrafts (Refer to Note 14)		-		-		-		141,466		141,466
Lease liabilities		-		-		-		23,183		23,183
Derivative liabilities (Refer to Note 19)		329		-		233		-		562
	₹	329	₹	-	₹	233	₹	260,472	₹	261,034

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other financial liabilities subject to offsetting:

	As at March 31, 2023						As at March 31, 2024
	Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized
Trade receivables - non-current	₹	863	₹	-	₹	863	₹	4,045	₹	-	₹	4,045
Trade receivables - current		134,053		(7,703)		126,350		125,624		(10,147)		115,477
Other financial assets - non-current		6,330		-		6,330		5,550		-		5,550
Other financial assets - current		9,096		-		9,096		10,536		-		10,536
Unbilled receivables		62,690		(2,175)		60,515		61,055		(2,710)		58,345
	₹	213,032	₹	(9,878)	₹	203,154	₹	206,810	₹	(12,857)	₹	193,953

	As at March 31, 2023						As at March 31, 2024
	Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized		Gross amounts recognized		Gross amounts of recognized financial liabilities set off		Net amounts recognized
Trade payables and accrued expenses	₹	98,932	₹	(9,878)	₹	89,054	₹	101,423	₹	(12,857)	₹	88,566
Other financial liabilities - non-current		2,649		-		2,649		4,985		-		4,985
Other financial liabilities - current		4,141		-		4,141		2,272		-		2,272
	₹	105,722	₹	(9,878)	₹	95,844	₹	108,680	₹	(12,857)	₹	95,823

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2023 and 2024, the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of 31st March 2024 is 5.23%.

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

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2023 and 2024.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2023								As at March 31, 2024
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	772	₹	-	₹	772	₹	-	₹	968	₹	-	₹	968	₹	-
Others		1,101		-		1,101		-		390		-		390		-
Investments:
Short-term mutual funds		40,262		40,262		-		-		71,686		71,686		-		-
Fixed maturity plan mutual funds		1,300		-		1,300		-		1,395		-		1,395		-
Equity instruments		19,420		99		-		19,321		20,234		108		-		20,126
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		245,195		1,256		243,939		-		201,477		1,282		200,195		-

Liabilities
Derivative instruments:
Cash flow hedges	₹	(2,534)	₹	-	₹	(2,534)	₹	-	₹	(233)	₹	-	₹	(233)	₹	-
Others		(470)		-		(470)		-		(329)		-		(329)		-
Liability on written put options to non-controlling interests		-		-		-		-		(4,303)		-		-		(4,303)
Contingent consideration		(3,053)		-		-		(3,053)		(429)		-		-		(429)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)

The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2023 and 2024:

Investment in equity instruments	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	16,324	₹	19,321
Additions		2,093		1,277
Disposals (1)(2)		(632)		(416)
Unrealized gain/(loss) recognized in consolidated statement of income		(2)		(136)
Gain/(loss) recognized in other comprehensive income		291		(485)
Translation adjustment		1,247		565
Balance at the end of the year	₹	19,321	₹	20,126

(1) During the year ended March 31, 2023, the Company sold its shares in Vicarious FPC, Inc. and Harte Hanks Inc. at a fair value of ₹ 1,150 and recognized a cumulative gain of ₹ 30 in other comprehensive income.

(2) During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 179 and recognized a cumulative loss of ₹ 91 in other comprehensive income.

Contingent consideration	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	(4,329)	₹	(3,053)
Additions		(1,662)		-
Reversals (1)		1,671		1,300
Payouts		1,784		1,294
Finance expense (recognized)/reversed in consolidated statement of income		(131)		55
Translation adjustment		(386)		(25)
Balance at the end of the year	₹	(3,053)	₹	(429)

(1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

Liability on written put options to non-controlling interests	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	-	₹	-
Addition through Business combination (Refer to Note 7)		-		(4,238)
Finance expense recognized in consolidated statement of income		-		(33)
Translation adjustment		-		(32)
Balance at the end of the year	₹	-	₹	(4,303)

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

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

							(in million)
	As at March 31,
	2023				2024
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	977	₹	(262)	USD	1,349	₹	264
		€94	₹	(497)		€11	₹	10
		£138	₹	(728)		£17	₹	16
	AUD	89	₹	9	AUD	15	₹	15

Range forward option contracts	USD	1,157	₹	(19)	USD	730	₹	192
		€49	₹	(112)		€129	₹	59
		£60	₹	(69)		£86	₹	(11)
	AUD	34	₹	29	AUD	57	₹	10

Interest rate swaps	INR	4,750	₹	(113)	INR	4,750	₹	(71)
	USD	-	₹	-	USD	225	₹	233

Non-designated derivative instruments
Sell: Forward contracts (1)	USD	1,550	₹	736	USD	1,158	₹	(31)
		€171	₹	(176)		€195	₹	119
		£129	₹	(100)		£72	₹	44
	AUD	56	₹	69	AUD	55	₹	30
	SGD	14	₹	1	SGD	26	₹	12
	ZAR	43	₹	(7)	ZAR	97	₹	4
	CAD	69	₹	(25)	CAD	61	₹	(1)
	SAR	147	₹	(6)	SAR	188	₹	(2)
	CHF	9	₹	5	CHF	-	₹	-
	QAR	4	₹	(2)	QAR	5	₹	(2)
	TRY	30	₹	(1)	TRY	86	₹	(1)
	NOK	13	₹	6	NOK	20	₹	2
	OMR	1	₹	^	OMR	2	₹	^
	SEK	3	₹	^	SEK	-	₹	-
	JPY	784	₹	6	JPY	3,975	₹	32
	DKK	33	₹	(4)	DKK	33	₹	3
	AED	20	₹	^	AED	22	₹	^
	CNH	1	₹	^	CNH	11	₹	3
	MXN	-	₹	-	MXN	212	₹	(35)
	COP	-	₹	-	COP	8,120	₹	(5)
	MYR	-	₹	-	MYR	20	₹	(2)
	RON	-	₹	-	RON	80	₹	(9)
	BHD	-	₹	-	BHD	^	₹	^
	HKD	-	₹	-	HKD	80	₹	^
	CRC	-	₹	-	CRC	3,380	₹	(19)
	NZD	-	₹	-	NZD	2	₹	2

Buy: Forward contracts	AED	5	₹	^	AED	-	₹	-
	NOK	12	₹	^	NOK	-	₹	-
	QAR	4	₹	2	QAR	29	₹	10
	ZAR	7	₹	1	ZAR	-	₹	-
	PLN	26	₹	13	PLN	39	₹	(6)
	SEK	-	₹	-	SEK	39	₹	(5)
	USD	-	₹	-	USD	4	₹	1
	CHF	-	₹	-	CHF	5	₹	(29)
	TWD	-	₹	-	TWD	40	₹	(2)
	BRL	-	₹	-	BRL	67	₹	(5)
	RON	-	₹	-	RON	91	₹	(9)
	CAD	-	₹	-	CAD	49	₹	(4)
		€-	₹	-		€7	₹	(5)
	CNH	-	₹	-	CNH	126	₹	(5)
	RMB	-	₹	-	RMB	25	₹	(6)
		£-	₹	-		£2	₹	^
	KWD	-	₹	-	KWD	^	₹	^
	AUD	-	₹	-	AUD	2	₹	^

Range forward option contracts	USD	30	₹	31	USD	-	₹	-

Interest rate swaps	USD	200	₹	82	USD	-	₹	-

			₹	(1,131)			₹	796

^ Value is less than 1

(1) USD 1,550 and USD 1,158 includes USD/PHP sell forward of USD 77 and USD 167 as at March 31, 2023 and 2024, respectively.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2023		2024
Balance as at the beginning of the year	₹	1,943	₹	(1,762)

Changes in fair value of effective portion of derivatives		(4,839)		1,461
Deferred cancellation gain/(loss), net		-		40
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions (1)		1,134		1,016
Ineffective portion of derivative instruments classified to consolidated statement of income		-		18
Gain/(loss) on cash flow hedging derivatives, net	₹	(3,705)	₹	2,535

Balance as at the end of the year	₹	(1,762)	₹	773
Deferred tax asset/(liability) thereon		359		(195)
Balance as at the end of the year, net of deferred taxes	₹	(1,403)	₹	578

(1) Includes net (gain)/loss reclassified to revenue of ₹ 2,471 and ₹ 898 for the year ended March 31, 2023, and 2024, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (1,337) and ₹ 221 for the year ended March 31, 2023, and 2024, respectively; net (gain)/loss reclassified to finance expenses of ₹ Nil and ₹ (167) for the year ended March 31, 2023, and 2024, respectively and net (gain)/loss reclassified to finance and other income of ₹ Nil and ₹ 64 for the year ended March 31, 2023, and 2024, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2024 are expected to occur and be reclassified to the statement of income over a period of fifteen months.

As at March 31, 2023 and 2024, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfer its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2022, 2023 and 2024 is not material.

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

Risk Management Procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by our senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

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

As at March 31, 2024, a ₹ 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 2,801 (consolidated statement of income ₹ 987 and other comprehensive income ₹ 1,814) decrease in the fair value, and a ₹ 1 decrease would result in approximately ₹ 2,877 (consolidated statement of income ₹ 987 and other comprehensive income ₹ 1,890) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2023 and 2024:

	As at March 31, 2023
	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	42,312	₹	13,758	₹	8,911	₹	2,317	₹	1,567	₹	5,661	₹	74,526
Unbilled receivables		19,372		3,050		2,360		1,431		393		1,719		28,325
Contract assets		4,597		7,081		3,077		632		180		1,193		16,760
Cash and cash equivalents		10,048		5,810		2,448		1,288		2,643		4,244		26,481
Other financial assets		40,039		1,066		1,234		136		130		1,690		44,295
Lease Liabilities		(4,022)		(2,998)		(457)		(175)		(118)		(1,765)		(9,535)
Trade payables, accrued expenses and other financial liabilities		(26,726)		(11,417)		(6,120)		(1,329)		(1,482)		(3,285)		(50,359)
Non-derivative financial assets/ (liabilities), net	₹	85,620	₹	16,350	₹	11,453	₹	4,300	₹	3,313	₹	9,457	₹	130,493

(1) Other currencies reflect currencies such as Saudi Riyal, Singapore Dollar and Japanese Yen.

	As at March 31, 2024
	US$		Euro		Pound Sterling		Australian Dollar		Canadian Dollar		Other currencies (1)		Total
Trade receivables	₹	35,193	₹	12,315	₹	8,644	₹	2,556	₹	819	₹	4,198	₹	63,725
Unbilled receivables		18,104		3,427		3,250		1,694		599		2,615		29,689
Contract assets		3,849		6,004		2,341		495		112		525		13,326
Cash and cash equivalents		19,008		4,672		1,068		782		3,441		3,320		32,291
Other financial assets		12,549		1,428		197		207		785		1,818		16,984
Lease Liabilities		(2,976)		(2,764)		(183)		(155)		(137)		(1,269)		(7,484)
Trade payables, accrued expenses and other financial liabilities		(27,161)		(15,370)		(9,533)		(1,624)		(920)		(3,045)		(57,653)
Non-derivative financial assets/ (liabilities), net	₹	58,566	₹	9,712	₹	5,784	₹	3,955	₹	4,699	₹	8,162	₹	90,878

(1) Other currencies reflect currencies such as Saudi Riyal, United Arab Emirates Dirham and Japanese Yen.

As at March 31, 2023 and 2024, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company increase/decrease our profits by approximately ₹ 1,305 and ₹ 909, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit.

The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as on March 31, 2024, it would result in (decrease)/increase in fair value of interest rate swaps by approximately ₹ (26) and ₹ 26 respectively, in other comprehensive income.

From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2024, it would result in increase/(decrease) in fair value of interest rate swaps by approximately ₹ 207 and ₹ (211) respectively, in other comprehensive income. If interest rates were to increase by 100 bps as on March 31, 2024, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 792. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2023 and 2024, or revenues for the years ended March 31, 2022, 2023 and 2024. There is no significant concentration of credit risk.

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Company.

Refer to Note 9 for changes in the allowance for lifetime expected credit loss.

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

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2024, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2023
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	91,743	₹	924	₹	63,015	₹	-	₹	155,682	₹	(5,589)	₹	150,093
Lease Liabilities (1)		9,620		7,130		7,233		3,087		27,070		(2,497)		24,573
Trade payables and accrued expenses		89,054		-		-		-		89,054		-		89,054
Derivative liabilities		2,825		153		26		-		3,004		-		3,004
Other financial liabilities (2)		4,192		1,587		951		410		7,140		(350)		6,790

	As at March 31, 2024
	Less than 1 year		1-2 years		2-4 years		Beyond 4 years		Total Cashflows		Interest included in total cash flows		Carrying value
Loans, borrowings and bank overdrafts (1)	₹	81,157	₹	938	₹	63,019	₹	-	₹	145,114	₹	(3,648)	₹	141,466
Lease Liabilities (1)		10,377		6,670		5,504		3,690		26,241		(3,058)		23,183
Trade payables and accrued expenses		88,566		-		-		-		88,566		-		88,566
Derivative liabilities		558		4		-		-		562		-		562
Other financial liabilities (2)		2,272		601		2,513		2,790		8,176		(919)		7,257

(1) Includes future cash outflow towards estimated interest on loans, borrowings and bank overdrafts, and lease liabilities.

(2) Includes future cash outflow towards estimated interest on contingent consideration and liability on written put options to non-controlling interests.

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31,
	2023		2024
Cash and cash equivalents	₹	91,880	₹	96,953
Investments - current		309,232		311,171
Loans, borrowings and bank overdrafts		(150,093)		(141,466)
	₹	251,019	₹	266,658

20. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	26,850	₹	43,255
Translation difference related to foreign operations, net		16,538		4,204
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to consolidated statement of income		(133)		(198)
Balance at the end of the year	₹	43,255	₹	47,261

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122	₹	-
Other comprehensive income		399		(1,219)		8,710		-		-
As at March 31, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122	₹	-

As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122	₹	-
Other comprehensive income		(50)		(3,137)		705		-		-
As at March 31, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-

As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-
Addition through Business combination (Refer to Note 7)		-		-		-		-		(4,238)
Other comprehensive income		262		1,516		(473)		-		-
Buyback of equity shares (Refer to Note 22)		-		-		-		539		-
As at March 31, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)

21. Income taxes

	Year ended March 31,
	2022		2023		2024
Income tax expense as per the statement of income	₹	28,946	₹	33,992	₹	36,089
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		242		(275)		259
Gains/(losses) on cash flow hedging derivatives		14		(825)		554
Remeasurements of the defined benefit plans		3		(16)		111
	₹	29,205	₹	32,876	₹	37,013

Income tax expense consists of the following:

	Year ended March 31,
	2022		2023		2024
Current taxes	₹	32,415	₹	32,198	₹	34,973
Deferred taxes		(3,469)		1,794		1,116
	₹	28,946	₹	33,992	₹	36,089

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31,
	2022		2023		2024
Profit before tax	₹	151,275	₹	147,657	₹	147,210
Enacted income tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	₹	52,855	₹	51,591	₹	51,435
Effect of:
Income exempt from tax	₹	(17,503)	₹	(17,398)	₹	(14,897)
Basis differences that will reverse during a tax holiday period		1,348		268		(202)
Income taxed at higher / (lower) rates		(5,649)		(3,818)		(7,497)
Taxes related to prior years		(5,499)		(536)		2,567
Changes in unrecognized deferred tax assets		669		618		1,092
Expenses disallowed for tax purpose		2,898		3,563		3,945
Others, net		(173)		(296)		(354)
Income tax expense	₹	28,946	₹	33,992	₹	36,089
Effective income tax rate		19.13%		23.02%		24.52%

The components of deferred tax assets and liabilities are as follows:

	As at March 31,
	2023		2024
Deferred tax assets
Carry forward losses (1)	₹	2,624	₹	1,254
Trade payables, accrued expenses and other liabilities		6,367		5,793
Allowances for lifetime expected credit loss		1,743		1,618
Cash flow hedges		359		-
Others		-		94
	₹	11,093	₹	8,759

Deferred tax liabilities
Property, plant and equipment	₹	(911)	₹	(912)
Amortizable goodwill		(3,855)		(4,909)
Intangible assets		(10,170)		(8,601)
Interest income and fair value movement of investments		(1,170)		(1,347)
Contract liabilities		(370)		(625)
Special Economic Zone re-investment reserve		(7,237)		(7,820)
Cash flow hedges		-		(195)
Others		(433)		-
	₹	(24,146)	₹	(24,409)

Deferred tax liabilities, net	₹	(13,053)	₹	(15,650)

Amounts presented in consolidated statement of financial position:
Deferred tax assets	₹	2,100	₹	1,817
Deferred tax liabilities		(15,153)		(17,467)

(1)
Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2022	As at April 1, 2021		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2022
Carry forward losses	₹	1,637	₹	1,083	₹	-	₹	(677)	₹	101	₹	2,144
Trade payables, accrued expenses and other liabilities		5,115		363		(3)		584		44		6,103
Allowances for lifetime expected credit loss		3,208		(248)		-		-		27		2,987
Property, plant and equipment		(1,268)		289		-		(49)		(30)		(1,058)
Amortizable goodwill		(2,065)		(1,129)		-		-		(91)		(3,285)
Intangible assets		(1,249)		1,910		-		(10,094)		(212)		(9,645)
Interest income and fair value movement of investments		(1,582)		424		(242)		336		(3)		(1,067)
Cash flow hedges		(452)		-		(14)		-		-		(466)
Contract asset / (Contract liabilities)		91		(205)		-		47		7		(60)
Special Economic Zone re-investment reserve		(6,494)		945		-		-		-		(5,549)
Others		90		37		-		24		(98)		53
Deferred tax liabilities, net	₹	(2,969)	₹	3,469	₹	(259)	₹	(9,829)	₹	(255)	₹	(9,843)

Movement during the year ended March 31, 2023	As at April 1, 2022		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combinations and others		Translation adjustment		As at March 31, 2023
Carry forward losses	₹	2,144	₹	397	₹	-	₹	-	₹	83	₹	2,624
Trade payables, accrued expenses and other liabilities		6,103		99		16		-		149		6,367
Allowances for lifetime expected credit loss		2,987		(1,234)		-		-		(10)		1,743
Property, plant and equipment		(1,058)		202		-		-		(55)		(911)
Amortizable goodwill		(3,285)		(299)		-		-		(271)		(3,855)
Intangible assets		(9,645)		1,947		-		(1,750)		(722)		(10,170)
Interest income and fair value movement of investments		(1,067)		(367)		275		-		(11)		(1,170)
Cash flow hedges		(466)		-		825		-		-		359
Contract asset / (Contract liabilities)		(60)		(298)		-		-		(12)		(370)
Special Economic Zone re-investment reserve		(5,549)		(1,688)		-		-		-		(7,237)
Others		53		(553)		-		134		(67)		(433)
Deferred tax liabilities, net	₹	(9,843)	₹	(1,794)	₹	1,116	₹	(1,616)	₹	(916)	₹	(13,053)

Movement during the year ended March 31, 2024	As at April 1, 2023		Credit/ (charge) in the consolidated statement of income		Credit/ (charge) in other comprehensive income		On account of Business combination and others		Translation adjustment		As at March 31, 2024
Carry forward losses	₹	2,624	₹	(1,384)	₹	-	₹	-	₹	14	₹	1,254
Trade payables, accrued expenses and other liabilities		6,367		(477)		(111)		(4)		18		5,793
Allowances for lifetime expected credit loss		1,743		(129)		-		-		4		1,618
Property, plant and equipment		(911)		(1)		-		-		-		(912)
Amortizable goodwill		(3,855)		(993)		-		-		(61)		(4,909)
Intangible assets		(10,170)		2,067		-		(367)		(131)		(8,601)
Interest income and fair value movement of investments		(1,170)		82		(259)		-		-		(1,347)
Cash flow hedges		359		-		(554)		-		-		(195)
Contract asset / (Contract liabilities)		(370)		(257)		-		5		(3)		(625)
Special Economic Zone re-investment reserve		(7,237)		(583)		-		-		-		(7,820)
Others		(433)		559		-		(22)		(10)		94
Deferred tax liabilities, net	₹	(13,053)	₹	(1,116)	₹	(924)	₹	(388)	₹	(169)	₹	(15,650)

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

Deferred tax asset amounting to ₹ 9,321 and ₹ 10,676 as at March 31, 2023 and 2024, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 38,564 and ₹ 43,785 as at March 31, 2023 and 2024, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 35,621, and ₹ 40,409 as at March 31, 2023 and 2024, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 2,943 and ₹ 3,376 as at March 31, 2023 and 2024, respectively, expires in various years through fiscal year 2043.

The Company has recognized deferred tax assets of ₹ 2,624 and ₹ 1,254 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2023 and 2024, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the statement of financial position for the years ended March 31, 2023 and 2024. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,483, ₹ 16,718 and ₹ 14,308 for the years ended March 31, 2022, 2023 and 2024, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2022, 2023 and 2024 was ₹ 3.02, ₹ 3.05, and ₹ 2.71, respectively.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹ 108,724 and ₹ 88,742 as at March 31, 2023 and 2024, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

22. Dividends and Buyback of equity shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1, ₹ 6 (including ₹ 5 declared on March 25, 2022) and ₹ 1, during the years ended March 31, 2022, 2023 and 2024, respectively.

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

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

The capital structure as at March 31, 2023 and 2024 was as follows:

	As at March 31,
	2023		2024		% Change
Equity attributable to the equity shareholders of the Company	₹	781,164	₹	749,883	(4.0)%
As percentage of total capital		82%		82%

Current loans, borrowings and bank overdrafts		88,821		79,166
Non-current loans and borrowings		61,272		62,300
Current and non-current lease liabilities		24,573		23,183
Total loans, borrowings and bank overdrafts and lease liabilities	₹	174,666	₹	164,649	(5.7)%
As percentage of total capital		18%		18%

Total capital	₹	955,830	₹	914,532	(4.3)%

Loans and borrowings represent 16% and 15% of total capital as at March 31, 2023 and 2024, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

A. Contract assets and Contract liabilities
The following table presents the changes in contract assets balance:
	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	20,647	₹	23,001
Amount reclassified to receivables pertaining to fixed price development contracts on completion of milestones		(15,541)		(18,139)
Increase due to revenue recognized during the year		17,496		14,896
Translation adjustment		399		96
Balance at the end of the year	₹	23,001	₹	19,854

The following table presents the changes in contract liabilities balance:
	As at March 31,
	2023		2024
Balance at the beginning of the year	₹	27,915	₹	22,682
Revenue recognized from opening balance of contract liabilities		(21,696)		(19,815)
Increase due to invoicing during the year		16,063		14,761
Translation adjustment		400		25
Balance at the end of the year	₹	22,682	₹	17,653

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

As at March 31, 2022, 2023 and 2024, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 328,191, ₹ 317,612 and ₹ 318,756, respectively of which approximately 59%, 66% and 66%, respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C.
Disaggregation of revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 34 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Effective April 1, 2023, the Company has reorganized its segments by merging India State Run Enterprises (“ISRE”) segment as part of its APMEA SMU within IT Services segment. Comparative period disaggregated revenue information has been restated to give effect to this change.

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	216,843	₹	238,123	₹	232,021	₹	97,774	₹	784,761	₹	-	₹	784,761
Sale of products		-		-		-		-		-		6,173		6,173
	₹	216,843	₹	238,123	₹	232,021	₹	97,774	₹	784,761	₹	6,173	₹	790,934
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	144,076	₹	93,039	₹	33,636	₹	273,360
Health		73,542		127		13,975		3,499		91,143
Consumer		89,824		2,589		31,718		15,047		139,178
Communications		9,387		1,207		12,952		15,035		38,581
Energy, Natural Resources and Utilities		712		36,413		38,421		19,492		95,038
Manufacturing		199		26,662		23,220		3,518		53,599
Technology		40,570		27,049		18,696		7,547		93,862
	₹	216,843	₹	238,123	₹	232,021	₹	97,774	₹	784,761	₹	6,173	₹	790,934
C. Revenue by nature of contract
Fixed price and volume based	₹	121,656	₹	131,975	₹	139,031	₹	61,893	₹	454,555	₹	-	₹	454,555
Time and materials		95,187		106,148		92,990		35,881		330,206		-		330,206
Products		-		-		-		-		-		6,173		6,173
	₹	216,843	₹	238,123	₹	232,021	₹	97,774	₹	784,761	₹	6,173	₹	790,934

Information on disaggregation of revenues for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	-	₹	898,829
Sale of products		-		-		-		-		-		6,047		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876
B. Revenue by sector
Banking, Financial Services and Insurance	₹	4,611	₹	171,085	₹	102,741	₹	36,408	₹	314,845
Health		82,992		213		17,896		4,100		105,201
Consumer		109,398		4,087		38,010		18,270		169,765
Communications		13,059		1,399		13,510		14,405		42,373
Energy, Natural Resources and Utilities		739		39,949		39,767		22,644		103,099
Manufacturing		163		33,148		24,732		3,739		61,782
Technology		49,181		27,143		18,779		6,661		101,764
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876
C. Revenue by nature of contract
Fixed price and volume based	₹	150,188	₹	141,397	₹	146,280	₹	63,339	₹	501,204	₹	-	₹	501,204
Time and materials		109,955		135,627		109,155		42,888		397,625		-		397,625
Products		-		-		-		-		-		6,047		6,047
	₹	260,143	₹	277,024	₹	255,435	₹	106,227	₹	898,829	₹	6,047	₹	904,876

Information on disaggregation of revenues for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	-	₹	893,476
Sale of products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,462	₹	165,002	₹	95,475	₹	35,762	₹	298,701
Health		95,496		162		17,699		4,954		118,311
Consumer		102,439		5,351		43,035		16,387		167,212
Communications		11,979		1,287		11,396		12,673		37,335
Energy, Natural Resources and Utilities		1,317		42,032		41,165		21,039		105,553
Manufacturing		91		31,620		25,482		4,348		61,541
Technology		54,347		23,933		19,565		6,978		104,823
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
C. Revenue by nature of contract
Fixed price and volume based	₹	150,253	₹	140,676	₹	149,007	₹	62,011	₹	501,947	₹	-	₹	501,947
Time and materials		117,878		128,711		104,810		40,130		391,529		-		391,529
Products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603

25. Expenses by nature

	Year ended March 31,
	2022		2023		2024
Employee compensation	₹	450,075	₹	537,644	₹	549,301
Sub-contracting and technical fees		108,589		115,247		103,030
Cost of hardware and software		6,431		6,627		4,116
Travel		7,320		14,445		15,102
Facility expenses		11,990		13,492		14,556
Software license expense for internal use		13,279		18,717		18,378
Depreciation, amortization and impairment(1)		30,911		33,402		34,071
Communication		5,760		5,911		4,878
Legal and professional fees		15,026		13,288		9,559
Rates, taxes and insurance		4,548		5,905		5,993
Marketing and brand building		2,010		2,951		3,555
Lifetime expected credit loss/ (write-back)		(797)		(604)		640
(Gain)/loss on sale of property, plant and equipment, net(2)		(313)		(89)		(2,072)
Miscellaneous expenses(2)(3)		2,360		2,806		737
Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	657,189	₹	769,742	₹	761,844

(1)
Depreciation, amortization, and impairment includes an impairment charge on intangible assets amounting to ₹ Nil, ₹ 1,816 and ₹ 1,701, for the years ended March 31, 2022, 2023 and 2024, respectively. (Refer to Note 6)
(2)
(Gain)/loss on sale of property, plant and equipment, net has been reclassified from Miscellaneous expenses and is presented separately for the year ended March 31, 2024. Previous period figures have been reclassified accordingly. Gain on sale of property, plant and equipment for the year ended March 31, 2024, includes gain on sale of immovable properties of ₹ (2,357).
(3)
Miscellaneous expenses are net of reversals of contingent consideration (Refer to Note 19).

26. Other operating income/(loss), net

During the year ended March 31, 2022, the Company sold its investment in Ensono Holdings, LLC as a result of an acquisition by another investor for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the year ended March 31, 2022, the Company sold its investment in Denim Group as a result of an acquisition by another investor for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Finance expenses

	Year ended March 31,
	2022		2023		2024
Interest expense (1)	₹	5,325	₹	10,077	₹	12,552
	₹	5,325	₹	10,077	₹	12,552

(1)
Refer to Note 5 for Interest expenses on lease liabilities.

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31,
	2022		2023		2024
Interest income	₹	13,114	₹	16,889	₹	19,478
Dividend income from equity investments designated as FVTOCI		2		3		3
Exchange fluctuation gain on foreign currency borrowings		1,485		-		-
Net gain from investments classified as FVTPL		1,270		1,344		4,558
Net gain/(loss) from investments classified as FVTOCI		386		(51)		(143)
Finance and other income	₹	16,257	₹	18,185	₹	23,896

Foreign exchange gains/(losses), net on financial instruments measured at FVTPL	₹	808	₹	(4,342)	₹	650
Other foreign exchange gains/(losses), net		3,547		8,814		(310)
Foreign exchange gains/(losses), net	₹	4,355	₹	4,472	₹	340

29. Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares.

	Year ended March 31,
	2022		2023		2024
Profit attributable to equity holders of the Company	₹	122,191	₹	113,500	₹	110,452
Weighted average number of equity shares outstanding		5,466,705,840		5,477,466,573		5,288,285,555
Basic earnings per equity share	₹	22.35	₹	20.73	₹	20.89

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the year). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Year ended March 31,
	2022		2023		2024
Profit attributable to equity holders of the Company	₹	122,191	₹	113,500	₹	110,452
Weighted average number of equity shares outstanding		5,466,705,840		5,477,466,573		5,288,285,555
Effect of dilutive equivalent share options		15,377,598		11,524,602		17,426,759
Weighted average number of equity shares for diluted earnings per share		5,482,083,438		5,488,991,175		5,305,712,314
Diluted earnings per equity share	₹	22.29	₹	20.68	₹	20.82

30. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2022, 2023 and 2024, were ₹ 4,164, ₹ 3,958, and ₹ 5,590, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 14,689,729, 9,895,836 and 5,952,740 treasury shares as at March 31, 2022, 2023 and 2024, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1)	59,797,979	US$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1)	59,797,979	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1)	49,831,651	₹ 2

Employees covered under restricted stock unit (the “RSUs”) option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

(1)
The maximum contractual term for these RSUs option plans is perpetual until the options are available for grant under the plan.

The activity in equity-settled restricted stock unit option plans is summarized below:

		Year ended March 31,
		2022	2023	2024
	Range of exercise price and weighted average exercise price	Numbers of options
Outstanding at the beginning of the year	₹ 2	15,831,948	12,242,672	8,452,491
	US $ 0.03	10,822,476	17,511,902	16,457,558
Granted (1)	₹ 2	2,500,481	2,756,820	5,237,166
	US $ 0.03	10,470,026	8,440,980	14,546,143
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	608,435	(343,451)	(655,831)
	US $ 0.03	570,076	(943,333)	(1,807,750)
Exercised	₹ 2	(4,712,311)	(4,910,689)	(4,151,654)
	US $ 0.03	(2,930,735)	(5,730,830)	(6,674,868)
Forfeited and expired	₹ 2	(1,985,881)	(1,292,861)	(1,146,503)
	US $ 0.03	(1,419,941)	(2,821,161)	(3,669,857)
Outstanding at the end of the year	₹ 2	12,242,672	8,452,491	7,735,669
	US $ 0.03	17,511,902	16,457,558	18,851,226
Exercisable at the end of the year	₹ 2	2,478,568	2,806,799	1,905,001
	US $ 0.03	1,072,118	1,329,682	2,038,346

(1)
Includes 1,135,949, Nil and 1,892,498 Performance based stock options (RSUs) during the year ended March 31, 2022, 2023 and 2024, respectively. 2,941,546, Nil and 5,659,164 Performance based stock options (ADS) during the year ended March 31, 2022, 2023 and 2024, respectively. Performance based stock options (RSUs) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled restricted stock unit option plans is summarized below:

	Year ended March 31,
	2022	2023	2024
	Number of options
Outstanding at the beginning of the year	78,199	24,600	11,800
Exercised	(46,133)	(12,800)	(4,800)
Forfeited and expired	(7,466)	-	-
Outstanding at the end of the year	24,600	11,800	7,000
Exercisable at the end of the year	2,800	7,600	7,000

The following table summarizes information about outstanding restricted stock unit option plans:

	Year ended March 31,
	2022		2023		2024
Range of exercise price and weighted average exercise price	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹ 2	12,242,672	13	8,452,491	14	7,735,669	18
US$ 0.03	17,511,902	20	16,457,558	21	18,851,226	20

The weighted average grant date fair value of options granted during the year ended March 31, 2022, 2023 and 2024 was ₹ 603.47, ₹ 422.37, and ₹ 387.67 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2021, 2022 and 2023 was ₹ 604.47, ₹ 421.06, and ₹ 422.87 for each option, respectively.
31. Employee benefits

a)
Employee costs includes

	Year ended March 31,
	2022		2023		2024
Salaries and bonus	₹	429,837	₹	516,063	₹	524,484
Employee benefits plans		16,074		17,623		19,227
Share-based compensation(1)		4,164		3,958		5,590
	₹	450,075	₹	537,644	₹	549,301

(1) Includes ₹ 54, ₹ (11) and ₹ 6 for the years ended March 31, 2022, 2023 and 2024, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2022		2023		2024
Cost of revenues	₹	382,446	₹	456,759	₹	459,466
Selling and marketing expenses		41,339		46,840		51,224
General and administrative expenses		26,290		34,045		38,611
	₹	450,075	₹	537,644	₹	549,301

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31,
	2022		2023		2024
Return on plan assets excluding interest income - loss/(gain)	₹	(30)	₹	626	₹	(675)
Actuarial loss/(gain) arising from financial assumptions		(625)		(2,106)		373
Actuarial loss/(gain) arising from demographic assumptions		(667)		342		98
Actuarial loss/(gain) arising from experience adjustments		920		741		82
Changes in asset ceiling		-		463		(71)
(Gain)/loss on re-measurement of defined benefit plans, net	₹	(402)	₹	66	₹	(193)
Deferred tax (asset)/liability thereon		3		(16)		111
(Gain)/loss on re-measurement of defined benefit plans, net of deferred taxes	₹	(399)	₹	50	₹	(82)

b)
Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefit plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31,
	2022		2023		2024
Current service cost	₹	2,674	₹	2,682	₹	2,993
Net interest expense on net defined benefit liability/(asset)		64		45		45
Net charge to statement of income	₹	2,738	₹	2,727	₹	3,038

Actual return on plan assets	₹	715	₹	184	₹	1,828

Change in present value of defined benefit obligation is summarized below:

	As at March 31,
	2023		2024
Defined benefit obligation at the beginning of the year	₹	18,893	₹	18,613
Addition through Business combination		94		13
Current service cost		2,682		2,993
Interest expense on obligation		855		1,178
Benefits paid		(3,291)		(1,927)
Remeasurement loss/(gain)
Actuarial loss/(gain) arising from financial assumptions		(2,106)		373
Actuarial loss/(gain) arising from demographic assumptions		342		98
Actuarial loss/(gain) arising from experience adjustments		741		82
Translation adjustment		403		93
Defined benefit obligation at the end of the year	₹	18,613	₹	21,516

Change in plan assets is summarized below:

	As at March 31,
	2023		2024
Fair value of plan assets at the beginning of the year	₹	17,701	₹	18,005
Expected return on plan assets		810		1,153
Employer contributions		306		140
Benefits paid		(513)		(20)
Remeasurement (loss)/gain
Return on plan assets excluding interest income - (loss)/gain		(626)		675
Translation adjustment		327		69
Fair value of plan assets at the end of the year	₹	18,005	₹	20,022

	As at March 31,
	2023		2024
Defined benefit obligation		18,613		21,516
Fair value of plan assets		18,005		20,022
Present value of unfunded obligation	₹	(608)	₹	(1,494)
Effect of asset ceiling		(490)		(442)
Recognized liability	₹	(1,098)	₹	(1,936)

Change in effect of asset ceiling is summarized below:

	As at March 31,
	2023		2024
Effect of asset ceiling at the beginning of the year	₹	-	₹	490
Interest expense on effect of asset ceiling		-		20
Changes in the effect of limiting the surplus to the asset ceiling		463		(71)
Translation adjustment		27		3
Effect of asset ceiling at the end of the year	₹	490	₹	442

As at March 31, 2023 and 2024, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31,
	2023	2024
Discount rate	6.31%	6.11%
Expected return on plan assets	6.31%	6.11%
Expected rate of salary increase	6.30%	6.29%
Duration of defined benefit obligations	7.53 years	7.42 years

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

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31, 2023
Expected contribution to the fund during the year ending March 31, 2024	₹	1,857
Estimated benefit payments from the fund for the year ending March 31:
2024	₹	2,583
2025		2,126
2026		2,061
2027		2,068
2028		1,851
Thereafter		15,479
Total	₹	26,168

For the year ended March 31, 2024
Expected contribution to the fund during the year ending March 31, 2025	₹	2,476
Estimated benefit payments from the fund for the year ending March 31:
2025	₹	3,079
2026		2,578
2027		2,621
2028		2,380
2029		2,225
Thereafter		17,176
Total	₹	30,059

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2024.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2024, every 1 percentage point increase/ (decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,436) and ₹ 1,649 respectively (March 31, 2023: ₹ (1,288) and ₹ 1,469 respectively).

As of March 31, 2024, every 1 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately ₹ 1,118 and ₹ (1,051) respectively (March 31, 2023: ₹ 986 and ₹ (934) respectively).

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

c)
Provident fund:

The details of fund and plan assets are given below:

	As at March 31,
	2023		2024
Fair value of plan assets	₹	90,938	₹	106,781
Present value of defined benefit obligation		(90,938)		(106,781)
Net shortfall	₹	-	₹	-

The total expense for the years ended March 31, 2022, 2023 and 2024 is ₹ 3,578, ₹ 5,941 and ₹ 6,265, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31,
	2023	2024
Discount rate for the term of the obligation	7.35%	7.20%
Average remaining tenure of investment portfolio	6.43 years	6.61 years
Guaranteed rate of return	8.15%	8.25%

d)
Defined contribution plans:

The total expense for the years ended March 31, 2022, 2023 and 2024 is ₹ 9,822, ₹ 9,000 and ₹ 9,969, respectively.

32. Related party relationship and transactions

List of subsidiaries, associate and joint venture as at March 31, 2024, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited)			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro IT Services S.R.L.		Romania
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden

		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Nederland B.V	Netherlands
		Wipro CRM Services ApS (formerly known as Wipro 4C Danmark ApS)	Denmark
		Wipro CRM Services UK Limited (formerly known as Wipro Weare4C UK Limited) (1)	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda (formerly known as Capco Brasil Serviços E Consultoria Em Informática Ltda)	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women's Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (formerly known as LeanSwift Solutions, Inc.) (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC (formerly known as Convergence Acceleration Solutions, LLC)	USA
		Wipro VLSI Design Services, LLC	USA
Aggne Global IT Services Private Limited (3)			India

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

(3) The Company has acquired 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC has acquired 60% of the equity securities of Aggne Global Inc.

(1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc. (formerly known as LeanSwift Solutions, Inc.), Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro CRM Services UK Limited (formerly known as Wipro Weare4C UK Limited) are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc. (formerly known as LeanSwift Solutions, Inc.)			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (4)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (4)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA

	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (4)	Germany
		Wipro IT Services Austria GmbH	Austria
Wipro CRM Services UK Limited (formerly known as Wipro Weare4C UK Limited)			U.K.
	CloudSocius DMCC		United Arab Emirates

(4) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC		USA
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunities Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
Pl International Holdings LLC	Entity controlled by Promoters
Tarish Investment & Trading Co. Pvt Ltd	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
S.B. Packagings Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited and its subsidiaries	Entity controlled by Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric

Post-employment benefit plans
Wipro Information Technology Limited Provident Fund Trust	Post-employment benefit plans
Wipro Systems Provident Fund Trust	Post-employment benefit plans
Wipro Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Superannuation Trust	Post-employment benefit plans
Wipro Infotech Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Systems Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Infotech Limited Employees Gratuity Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Gratuity Trust	Post-employment benefit plans

Key management personnel
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman") (1)
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Thierry Delaporte	Chief Executive Officer and Managing Director (2)
Srinivas Pallia	Chief Executive Officer and Managing Director (3)
Jatin Pravinchandra Dalal	Chief Financial Officer (4)
Aparna C. Iyer	Chief Financial Officer (5)
Päivi Rekonen	Independent Director
Ireena Vittal	Independent Director (6)
N. S. Kannan	Independent Director (7)
Dr. Patrick J. Ennis	Independent Director
Patrick Dupuis	Independent Director
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director

(1) Mr. Azim H. Premji is the ultimate controlling party.

(2) Mr. Thierry Delaporte resigned as the Chief Executive Officer and Managing Director of the Company with effect from April 6, 2024.

(3) At its meeting held on April 6, 2024, the Board of Directors approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a term of five years, subject to approval of the Company's shareholders and the Central Government, as may be applicable.

(4) Mr. Jatin Pravinchandra Dalal resigned as the Chief Financial Officer of the Company with effect from September 21, 2023.

(5) Ms. Aparna C. Iyer was appointed as Chief Financial Officer with effect from September 22, 2023.

(6) Ms. Ireena Vittal retired as Independent Director with effect from September 30, 2023.

(7) Mr. N. S. Kannan was appointed as Independent Director with effect from October 1, 2023 for a term of five years.

Close members of Key management personnel:

- Yasmeen A. Premji

- Tariq A. Premji

- Aditi Mehta Premji

The Company has the following related party transactions:

	Entities controlled by/with significant influence of Directors						Key Management Personnel						Associate
	March 31, 2022		March 31, 2023		March 31, 2024		March 31, 2022		March 31, 2023		March 31, 2024		March 31, 2022		March 31, 2023		March 31, 2024
Transactions / balances
Sale of goods and services	₹	182	₹	451	₹	559	₹	-	₹	-	₹	-	₹	-	₹	-	₹	-
Purchase of services		-		-		-		-		-		-		-		-		107
Assets purchased		158		129		330		-		-		-		-		-		-
Dividend (1)		3,760		22,555		3,577		244		1,458		232		-		-		-
Buyback of shares (1)		-		-		81,093		-		-		5,028		-		-		-
Rental income		3		26		26		-		-		-		-		-		-
Rent paid		2		1	^			8		7		7		-		-		-
Others		49		27		14		-		-		-		-		-		-

Key management personnel (2)(3)
Remuneration and short-term benefits (4)	₹	-	₹	-	₹	-	₹	805	₹	811	₹	1,321	₹	-	₹	-	₹	-
Other benefits (5)		-		-		-		376		301		585		-		-		-

Balance as at the year end
Receivables	₹	198	₹	313	₹	478	₹	-	₹	-	₹	-	₹	-	₹	-	₹	-
Payables		-		-		-		293		167		638		-		-		-

^ Value is less than 1

(1) Includes close members of Key management personnel.

(2) Post-employment benefits and other long-term benefits including compensated absences is not disclosed, as this is determined for the Company as a whole based on actuarial valuation.

(3) Remuneration, short-term benefits and other benefits for Mr. Thierry Delaporte includes cash compensation in amount of ₹ 415, cost of accelerated vesting of ₹ 310 towards unvested stock options and ₹ 196 towards social security contributions.

(4) Remuneration and short-term benefits includes sitting fees and commission paid to Non-Executive, Non-Independent Director, and Independent Directors.

(5) Other benefits include ₹ 368, ₹ 292, and ₹ 575 as of March 31, 2022, 2023 and 2024, respectively towards amortization of RSUs granted to Key management personnel which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.

Refer to Note 31 for information on transactions with post-employment benefit plans mentioned above.

All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Management Personnel, which may have a potential conflict with the interests of the Company at large.

33. Commitments and contingencies

Capital commitments: As at March 31, 2023 and 2024, the Company had committed to spend approximately ₹ 7,675 and ₹ 10,322 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2023 and 2024, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 16,076 and ₹ 13,455 respectively, as part of the bank line of credit.

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

Income tax claims against the Company amounting to ₹ 91,465 and ₹ 95,520 are not acknowledged as debt as at March 31, 2023 and 2024, respectively. These matters are pending before various Appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 15,240 and ₹ 18,799 as of March 31, 2023 and 2024, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

34. Segment information

Effective April 1, 2023, the Company has reorganized its segments by merging ISRE segment as part of its APMEA SMU within IT Services segment. Comparative period segment information has been restated to give effect to this change.

The Company is now organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, retail connectivity and services, consumer goods, healthcare, and technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

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

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	217,874	₹	239,404	₹	233,443	₹	98,398	₹	789,119	₹	6,173	₹	(3)	₹	795,289
Other operating income/(loss), net		-		-		-		-		2,186		-		-		2,186
Segment result		44,027		49,754		37,872		12,612		144,265		115		(80)		144,300
Unallocated										(6,200)		-		-		(6,200)
Segment result total									₹	140,251	₹	115	₹	(80)	₹	140,286
Finance expense																(5,325)
Finance and other income																16,257
Share of net profit/(loss) of associate accounted for using the equity method																57
Profit before tax															₹	151,275
Income tax expense																(28,946)
Profit for the year															₹	122,329
Depreciation, amortization and impairment															₹	30,911

Information on reportable segments for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	261,270	₹	278,374	₹	256,845	₹	106,812	₹	903,301	₹	6,047	₹	-	₹	909,348
Segment result		51,555		59,690		37,667		10,681		159,593		(176)		(1,442)		157,975
Unallocated										(18,369)		-		-		(18,369)
Segment result total									₹	141,224	₹	(176)	₹	(1,442)	₹	139,606
Finance expense																(10,077)
Finance and other income																18,185
Share of net profit/(loss) of associate accounted for using the equity method																(57)
Profit before tax															₹	147,657
Income tax expense																(33,992)
Profit for the year															₹	113,665
Depreciation, amortization and impairment															₹	33,402

Information on reportable segments for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	268,230	₹	269,482	₹	253,927	₹	102,177	₹	893,816	₹	4,127	₹	-	₹	897,943
Segment result		59,364		59,163		33,354		12,619		164,500		(371)		(7,726)		156,403
Unallocated										(20,304)		-		-		(20,304)
Segment result total									₹	144,196	₹	(371)	₹	(7,726)	₹	136,099
Finance expense																(12,552)
Finance and other income																23,896
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(233)
Profit before tax															₹	147,210
Income tax expense																(36,089)
Profit for the year															₹	111,121
Depreciation, amortization and impairment															₹	34,071

Revenues from India, being Company’s country of domicile, is ₹ 25,939, ₹ 25,115 and ₹ 23,484 for year ended March 31, 2022, 2023 and 2024 respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Year ended March 31,
	2022		2023		2024
United States of America	₹	427,021	₹	506,690	₹	512,740
United Kingdom		101,437		113,023		108,613
	₹	528,458	₹	619,713	₹	621,353

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2022, 2023 and 2024.

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
d)
Other operating income/(loss) of ₹ 2,186, ₹ Nil and ₹ Nil is included as part of IT Services segment result for the years ended March 31, 2022, 2023 and 2024, respectively. Refer to Note 26.
e)
Restructuring cost of ₹ Nil, ₹ 1,355 and ₹ 6,814 is included under Reconciling items for the years ended March 31, 2022, 2023 and 2024 respectively.
f)
Reconciling Items for the year ended March 31, 2024, includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
g)
Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration due to change in estimates is included under “Unallocated” within IT Services segment. Comparative periods have been restated to give effect to these changes.

Accordingly, ₹ 8,210, ₹ 9,954, ₹ 11,756 for the year ended March 31, 2022, 2023 and 2024, respectively towards amortization and impairment of intangible assets and ₹ (468), ₹ (1,671), ₹ (1,300) for the year ended March 31, 2022, 2023 and 2024, respectively towards change in fair value of contingent consideration, is included under “Unallocated” within IT Services segment.

Segment results of IT Services segment for the year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

h)
Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (313), ₹ (89) and ₹ (2,072) for the year ended March 31, 2022, 2023 and 2024, respectively.
i)
Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 4,164, ₹ 3,958, and ₹ 5,590 for the year ended March 31, 2022, 2023 and 2024, respectively.
35.
On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for a cash consideration of ₹ 52 and recognized a loss of ₹ 6 on disposal.
36.
The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability/contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Incorporation of Wipro Limited, as amended	F-1	333-46278	3.3	9/21/2000

1.2	Memorandum of Association of Wipro Limited, as amended	6-K	001-16139	99.2	2/28/2019

1.3	Articles of Association of Wipro Limited, as amended	6-K	001-16139	99.3	7/18/2019

2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)	F-6	333-218348	(a)(4)	5/30/2017

2.2	Wipro’s specimen certificate for equity shares	F-1	333-46278	4.2	9/21/2000

2.3	Description of Securities	20-F	001-16139	2.3	6/9/2021

4.1	1999 Employee Stock Option Plan (1999 Plan)	F-1	333-46278	10.1	9/21/2000

4.2	2000 Employee Stock Option Plan (2000 Plan)	F-1	333-46278	10.2	9/21/2000

4.3	Wipro Equity Reward Trust	F-1	333-46278	10.3	9/21/2000

4.4	2000 ADS Option Plan (2000 ADS Plan)	20-F	001-16139	10.4	5/17/2004

4.5	Amended and Restated Wipro Employee ADS Restricted Stock Unit Plan 2004 (WARSUP 2004 Plan)	20-F	001-16139	4.5	5/26/2016

4.6	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005 Plan)	20-F	001-16139	4.10	5/26/2016

4.7	Amended and Restated Wipro Employee Restricted Stock Unit Plan 2007 (WRSUP 2007 Plan)	20-F	001-16139	4.11	5/26/2016

4.8	Amendment No. 1 to 1999 Plan, 2000 Plan, 2000 ADS Plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.5	5/30/2008

4.9	Amendment No. 2 to 1999 plan, 2000 Plan, WRSUP 2004 Plan and WRSUP 2005 Plan	20-F	001-16139	99.6	5/30/2008

4.10	Amendment No. 3 to 2000 Plan	20-F	001-16139	99.7	5/30/2008

4.11	Form of Indemnification Agreement, as amended	20-F	001-16139	10.5	5/17/2004

4.12	Form of Agreement for Appointment/Re-appointment of Executive Directors	20-F	001-16139	4.8	6/13/2005

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.13	Sample Letter of appointment to Non Executive Directors	20-F	001-16139	4.9	6/13/2005

8.1	List of Subsidiaries (incorporated by reference to Item 18 of this Annual Report on Form 20-F).					X

11.1	Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons and Their Immediate Relatives					X

12.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

12.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					X

15.1	Consent of Independent Registered Public Accounting Firm					X

15.2	Wipro’s Ombuds process	20-F	001-16139	99.4	6/9/2003

17	Issuers of Guaranteed Securities	20-F	001-16139	17	6/9/2022

97.1	Compensation Recovery Policy					X

101.INS	Inline XBRL Instance Document					X

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents					X

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For Wipro Limited

	/s/ Srinivas Pallia	/s/ Aparna C. Iyer
Date: May 22, 2024	Srinivas Pallia, Chief Executive Officer and Managing Director	Aparna C. Iyer, Chief Financial Officer